Form 20-F
period 2011-12-31
Phoenix New Media Ltd
filed 2012-04-27
CIK 1509646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2011.

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Commission file number 001-35158

Phoenix New Media Limited

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Fusheng Building Tower 2, 16th Floor 4 Hui Xin Dong Jie, Chaoyang District Beijing 100029 People’s Republic of China

(Address of Principal Executive Offices)

Contact Person: Ms. Qianli Liu Chief Financial Officer (86 10) 8445-8901 4 Hui Xin Dong Jie, Chaoyang District Beijing 100029 People’s Republic of China

*(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares, each representing eight Class A ordinary shares	New York Stock Exchange, Inc.

Class A ordinary shares, par value $0.01 per share*	New York Stock Exchange, Inc.

*	Not for trading, but only in connection with the registration of American Depositary Shares representing such Class A ordinary shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

306,101,077 Class A Ordinary Shares were outstanding as of December 31, 2011 317,325,360 Class B Ordinary Shares were outstanding as of December 31, 2011

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registration was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

PHOENIX NEW MEDIA LIMITED

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2011

i

Conventions that Apply to this Annual Report on Form 20-F

In this annual report, unless otherwise indicated:

•	“ADSs” refers to our American depositary shares, each of which represents eight Class A ordinary shares, and “ADRs” refers to the American depositary receipts that may evidence our ADSs;

•

“affiliated consolidated entities” refer to Yifeng Lianhe (Beijing) Technology Co., Ltd. and Beijing Tianying Jiuzhou Network Technology Co., Ltd., each of which is a PRC domestic company. Substantially all of our operations in China are conducted by our affiliated consolidated entities, in which we do not own any equity interest, through our contractual arrangements. We treat the affiliated consolidated entities as variable interest entities and have consolidated their financial results in our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, Taiwan, Hong Kong and Macau;

•	“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.01 per share;

•	“Class B ordinary shares” refer to our Class B ordinary shares, par value US$0.01 per share, each of which shall be entitled to 1.3 votes on all matters subject to shareholders’ vote;

•	“Fenghuang On-line” refers to Fenghuang On-line (Beijing) Information Technology Co., Ltd., a wholly foreign-owned PRC entity;

•	“ordinary shares” refer to our Class A ordinary shares and Class B ordinary shares, collectively;

•	“Phoenix TV” refers to Phoenix Satellite Television Holdings Limited;

•

“Phoenix TV (BVI)” refers to Phoenix Satellite Television (B.V.I) Holding Limited, a wholly owned direct subsidiary of Phoenix TV, which directly owns 50.26% of our share capital as of the date of this annual report on Form 20-F;

•	“Phoenix TV Group” refers to Phoenix TV and its subsidiaries, not including our company.

•	“RMB” or “Renminbi” refers to the legal currency of China; “$,” “dollars,” “US$” and “U.S. dollars” refer to the legal currency of the United States;

•	“Tianying Jiuzhou” refers to Beijing Tianying Jiuzhou Network Technology Co., Ltd., a PRC domestic company and an affiliated consolidated entity;

•

“we,” “us,” “our company,” “our” and “Phoenix New Media” refer to Phoenix New Media Limited, a Cayman Islands company and its predecessor entities and subsidiaries, and, unless the context otherwise requires, our affiliated consolidated entities and their subsidiaries in China; and

•	“Yifeng Lianhe” refers to Yifeng Lianhe (Beijing) Technology Co., Ltd., a PRC domestic company and an affiliated consolidated entity.

This annual report contains statistical data that we obtained from various government and private publications, as well as a database issued by Shanghai iResearch Co., Ltd, a third-party PRC consulting and market research firm focused on Internet media markets. We have not independently verified the data in these reports and database. Statistical data in these publications also include projections based on a number of assumptions. If any one of the assumptions underlying the statistical data turns out to be incorrect, actual results may differ from the projections based on these assumptions

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2009, 2010 and 2011, and as of December 31, 2010 and 2011.

Our ADSs are listed on the New York Stock Exchange under the symbol “FENG.”

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected consolidated financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report on Form 20-F. The selected consolidated statement of operations data for the years ended December 31, 2009, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report on Form 20-F. The selected consolidated statement of income data for the year ended December 31, 2008 and the selected balance sheet data as of December 31, 2008 and 2009 have been derived from our audited financial statements not included in this annual report on Form 20-F. Selected consolidated financial data as of and for the year ended December 31, 2007 is not available on a basis that is consistent with the consolidated financial data included in this annual report and cannot be provided on a U.S. GAAP basis without unreasonable effort and expense. The historical results are not necessarily indicative of results to be expected in any future period.

	For the Years Ended December 31,
	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	US$
	(In thousands, except for number of shares and per share data)
Revenues:
Net advertising revenues	40,259	81,632	204,369	465,824	74,012
Paid service revenues	182,367	180,715	324,326	484,768	77,022

Total Revenues	222,626	262,347	528,695	950,592	151,034
Cost of revenues(1)	(163,502)	(170,062)	(299,423)	(554,676)	(88,129)

Gross Profit	59,124	92,285	229,272	395,916	62,905
Operating expenses(1):
Sales and marketing expenses	(33,855)	(46,364)	(76,152)	(164,082)	(26,070)
General and administrative expenses	(37,613)	(27,727)	(39,955)	(77,078)	(12,246)
Technology and product development expenses	(17,104)	(16,579)	(31,012)	(69,021)	(10,966)

Total operating expenses	(88,572)	(90,670)	(147,119)	(310,181)	(49,282)

(Loss) /income from operations	(29,448)	1,615	82,153	85,735	13,623
Other income	1,146	332	2,429	31,886	5,066

(Loss)/income before tax	(28,302)	1,947	84,582	117,621	18,689
Income tax benefits/(expenses)	149	(1,660)	(10,499)	(15,146)	(2,406)

Net (loss)/income attributable to Phoenix New Media Limited	(28,153)	287	74,083	102,475	16,283

Accretion to convertible redeemable preferred share redemption value	—	(14,129)	(206,409)	(773,623)	(122,916)
Income allocation to participating preferred shares	—	(287)	(33,093)	(6,172)	(982)
Amortization of beneficial conversion feature	—	(17,138)	—	—	—

Net loss attributable to ordinary shareholders	(28,153)	(31,267)	(165,419)	(677,320)	(107,615)

Net loss per Class A and Class B ordinary share:
Basic	(0.09)	(0.10)	(0.51)	(1.30)	(0.21)
Diluted	(0.09)	(0.10)	(0.51)	(1.30)	(0.21)
Weighted average number of Class A and Class B ordinary shares used in computation of basic net loss per share:	320,013,175	321,387,913	327,045,493	519,227,660	519,227,660
Weighted average number of Class A and Class B ordinary shares used in computation of diluted net loss per share:	320,013,175	321,387,913	327,045,493	519,227,660	519,227,660
Non-GAAP adjusted net income attributable to Phoenix New Media(2)	1,777	10,527	90,644	168,567	26,784

Notes:

(1)	Includes share-based compensation as follows:

	For the Years Ended December 31,
	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	US$
	(In thousands)
Allocation of share-based compensation expenses:
Cost of revenues	2,455	775	854	19,526	3,102
Sales and marketing expenses	6,539	2,904	4,664	18,254	2,900
General and administrative expenses	18,374	5,757	10,406	17,470	2,776
Technology and product development expenses	2,562	804	637	10,842	1,723

Total share-based compensation expenses included in cost of revenues and operating expenses	29,930	10,240	16,561	66,092	10,501

(2)	We define adjusted net income attributable to Phoenix New Media, a non-GAAP financial measure, as net income attributable to Phoenix New Media Limited excluding share-based compensation expenses. We believe that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of our performances. We review adjusted net income together with net income/(loss) to obtain a better understanding of our operating performance. We use this non-GAAP financial measure for planning and forecasting and measuring results against the forecast. Using several measures to evaluate our business allows us and our investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our investors. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of adjusted net income has material limitations as an analytical tool. One of the limitations of using non-GAAP adjusted net income is that it does not include all items that impact our net income/(loss) for the period. In addition, because adjusted net income is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income in isolation from or as an alternative to net income/(loss) prepared in accordance with U.S. GAAP.

Our non-GAAP adjusted net income attributable to Phoenix New Media is calculated as follows for the periods presented:

	For the Years Ended December 31,
	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	US$
	(In thousands)
Net (loss)/income attributable to Phoenix New Media	(28,153)	287	74,083	102,475	16,283
Add back: Share-based compensation expenses	29,930	10,240	16,561	66,092	10,501

Non-GAAP adjusted net income attributable to Phoenix New Media	1,777	10,527	90,644	168,567	26,784

	As of December 31,
	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	US$
	(In thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	67,999	223,086	287,173	397,166	63,103
Term deposit	—	—	—	784,023	124,569
Accounts receivable, net	21,892	35,318	77,043	202,097	32,110
Total current assets	106,277	275,059	400,705	1,505,939	239,270
Total assets	144,208	314,302	447,262	1,564,494	248,573
Current liabilities	126,817	115,358	148,554	252,207	40,072
Total liabilities	127,942	116,931	152,037	257,711	40,946
Net assets	16,266	197,371	295,225	1,306,783	207,627
Mezzanine equity	—	183,774	390,183	—	—
Total shareholders’ equity/(deficit)	16,266	13,597	(94,958)	1,306,783	207,627

Currency Translations and Exchange Rates

We have translated certain Renminbi, or RMB, amounts included in this annual report on Form 20-F into U.S. dollars for the convenience of the readers. The rate we used for the translations was RMB6.2939 = US$1.00, which was the noon buying rate at certified by the Federal Reserve Bank of New York on December 30, 2011. The translation does not mean that RMB could actually be converted into U.S. dollars at that rate. The following table shows the noon buying rate for RMB express in RMB per US$1.00.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012 (through April 20, 2012)	6.3080	6.3018	6.3330	6.2935

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
January	6.3080	6.3119	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3125	6.3315	6.2975
April (through April 20, 2012)	6.3080	6.3052	6.3150	6.2975

(1)	Source: the source of the exchange rate is: (i) with respect to any period ending on or prior to December 31, 2008, the Federal Reserve Bank of New York, and (ii) with respect to any period ending on or after January 1, 2009, the H.10 statistical release of the Federal Reserve Board.
(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

Risks Relating to Our Business and Industry

We have a limited operating history, which makes it difficult to evaluate our business.

We have a limited operating history for you to evaluate our business, financial performance and prospects. Significant growth in our business, employees, operations and revenues has occurred only since 2005. Our media convergence business model is new in China and we may not be able to achieve results or growth in future periods as we did in past periods. Although we have achieved profitability in recent periods, we incurred a net loss attributable to Phoenix New Media Limited for the fiscal year ended December 31, 2008. Our ability to achieve and maintain profitability depends on, among other factors, the growth of the Internet advertising market and mobile Internet services and applications industry in China, our ability to maintain cooperative relationships with Phoenix TV and mobile operators, our ability to control our costs and expenses and the continued relevance and usage of our wireless value-added services, or WVAS. We may not be able to achieve or sustain profitability on a quarterly or annual basis. Accordingly, due to our limited operating history, our historical growth rates may not be indicative of our future performance.

If we fail to retain existing advertisers or attract new advertisers for our online advertising services, our business, results of operations and growth prospects could be materially affected.

In 2009, 2010 and 2011, we generated 31.1%, 38.7% and 49.0% of our total revenues from advertising services. Going forward, we expect our net advertising revenues to contribute an increasing portion of our total revenues. Our ability to generate and maintain substantial advertising revenues will depend on a number of factors, many of which are ultimately beyond our control, including but not limited to:

•	the acceptance of online advertising as an effective way for advertisers to market their businesses;

•	the maintenance and enhancement of our brand;

•	the development of independent and reliable means of measuring online traffic and verifying the effectiveness of our online advertising services;

•	the development and retention of a large user base with attractive demographics for advertisers; and

•	our ability to have continued success with innovative advertising services.

Our advertisers may choose to reduce or discontinue their business with us if they believe their advertising spending has not generated or would not generate enough sales to end customers or has not improved or would not effectively improve their brand recognition. In addition, certain technologies could potentially be developed and applied to block the display of our online advertisements and other marketing products on our website, which may in turn cause us to lose advertisers and adversely affect our operating results. Moreover, changes in government policies could restrict or curtail our online advertising services. Failure to retain our existing advertisers or attract new advertisers for our advertising services could seriously harm our business, results of operations and growth prospects.

Any failure to retain large advertising agencies or attract new agencies on reasonable terms could materially and adversely affect our business. If advertising agencies demand higher service fees, our gross margin may be negatively affected.

Approximately 71.4%, 74.8% and 79.1% of our net advertising revenues in China were derived from advertising agencies in 2009, 2010 and 2011, respectively. We primarily serve our advertisers through advertising agencies and rely on these agencies for sourcing our advertisers and collecting advertising revenue. In consideration for these agencies’ services, the agencies earn advertising agency service fees which are deducted from our gross advertising revenues. While advertising agencies in China commonly increase their agency service fees on a sliding scale basis along with increased volume of business, if our agency service fees increase at a materially disproportional rate relative to our gross advertising revenues, our results of operations may be negatively affected. We do not have long-term or exclusive arrangements with these agencies, and we cannot assure you that we will continue to maintain favorable relationships with them. If we fail to maintain favorable relationships with large advertising agencies or attract additional agencies, we may not be able to retain existing advertisers or attract new advertisers and our business and results of operations could be materially and adversely affected.

Over the years, there has been some consolidation among advertising agencies in China. If the consolidation trend continues and the market is effectively controlled by a small number of large advertising agencies, such advertising agencies may be in a position to demand higher advertising agency service fees based on increased bargaining power, which could reduce our net advertising revenues.

If we fail to continue to anticipate user preferences and provide high quality content that attracts and retains users, we may not be able to generate sufficient user traffic to remain competitive.

Our success depends on our ability to generate sufficient user traffic through the provision of attractive content. If we are not able to license popular premium content at commercially reasonable terms, if our desired premium content becomes exclusive to our competitors, or if we do not continue to possess an exclusive license to Phoenix TV’s content, the attractiveness of our offerings to users may be severely impaired. We also produce content in-house, and intend to continue to invest resources in producing original content. If we are unable to continue to procure premium and distinctive licensed content or produce in-house content that meets users’ tastes and preferences, we may lose users, and our operating results may suffer. In addition, we rely on our team of skilled editors to edit and repackage our sourced content in a timely and professional manner for our users and any deterioration in our editing team’s capabilities or losses in personnel may materially and adversely affect our operating results. If our content fails to cater to the needs and preferences of our users, we may suffer from reduced user traffic and our business and results of operations may be materially and adversely affected.

We may not be successful in growing our mobile Internet and value-added services, or MIVAS, business and any expected economic benefits from this business may not be realized.

We have made significant efforts in recent years to expand our mobile Internet and value-added services, or MIVAS, which consists of digital reading services, mobile game services, WVAS and Internet value-added services, or Internet VAS. In 2009, 2010 and 2011, our MIVAS revenues accounted for 95.6%, 91.9% and 91.7%, respectively, of our paid service revenues. However, our MIVAS business has a short operating history. As a result, there is limited financial data that can be used to evaluate our mobile business and its potential to generate revenues in the future. In addition, we cannot assure you that we will be successful in developing our mobile business, which will depend, among other things, on our ability to:

•	respond to market developments, including the development of new channels and technologies, and changes in pricing and distribution models;

•

maintain and diversify our distribution channels, including through our own mobile Internet site, the platforms of China Mobile Communications Corporation, or China Mobile, and the other Chinese mobile operators, mobile device manufacturers and mobile application stores;

•

develop new high quality MIVAS that can achieve significant market acceptance, and improve our existing MIVAS in a timely manner to extend their life spans and to maintain their competitiveness in the Chinese mobile market;

•

supplement our internally developed MIVAS by acquiring mobile Internet applications and/or services from third-party mobile Internet developers or cooperating with third-party mobile Internet developers to jointly develop mobile Internet applications and/or services;

•	develop and upgrade our technologies; and

•	execute our business and marketing strategies successfully.

In addition, the MIVAS market, in particular with respect to mobile Internet services and applications, is an emerging market in China. The growth of this market and the level of demand and market acceptance of our services are subject to many uncertainties. The development of this market and our ability to derive revenues from this market depends on a number of factors, some of which are beyond our control, including but not limited to:

•	the growth rate of mobile Internet in China;

•	changes in consumer demographics and preferences;

•	development in mobile device platform technologies and mobile Internet distribution channels; and

•	potential competition from more established companies that decide to enter the mobile Internet market.

Due to the uncertainties in connection with our MIVAS in particular and the MIVAS industry in China generally, we cannot guarantee that our MIVAS will contribute significantly to our future revenues. Our failure to successfully develop this business could have a material adverse effect on our business, financial condition and results of operations.

If we fail to successfully develop and introduce new products and services to meet the preferences of users, our competitive position and ability to generate revenues could be harmed.

The preferences of viewers are continuously evolving and we must continue to develop new products and services. If we fail to react to changes in user preferences in a timely manner or fall behind our competitors in providing innovative products and services, we may lose user traffic, which would negatively affect our results of operations. In addition, the planned timing or introduction of new products and services is subject to risks and uncertainties. Actual timing may differ materially from original plans. Unexpected technical, operational, distribution or other problems could delay or prevent the introduction of one or more of our new products or services. Moreover, we cannot be sure that any of our new products and services will achieve widespread market acceptance or generate incremental revenue. At the same time, other new media providers may be more successful in developing more attractive products and services. If our efforts to develop, market and sell new products and services to the market are not successful, our financial position, results of operations and cash flows could be materially adversely affected, the price of our ordinary shares could decline and you could lose part or all of your investment.

We operate in highly competitive markets and we may not be able to compete successfully against our competitors.

We face significant competition in the new media industry in China, including competition from major Internet portals, Internet video companies, online video sites of major TV broadcasters, interactive and social network service providers, online and mobile gaming companies, mobile Internet providers and other companies with strong online video and MIVAS businesses. Some of our competitors have longer operating histories and significantly greater financial resources than we do, which may allow them to attract and retain more users and advertisers. Our competitors may compete with us in a variety of ways, including by obtaining exclusive online distribution rights for popular content, conducting more aggressive brand promotions and other marketing activities and making acquisitions to increase their user bases. If any of our competitors achieves greater market acceptance or are able to offer more attractive online content, interactive services or MIVAS than us, our user traffic and our market share may decrease, which may result in a loss of advertisers and have a material and adverse effect on our business, financial condition and results of operations.

We also face competition from traditional advertising media such as television, newspapers, magazines, billboards and radio. Most large companies in China allocate, and will likely continue to allocate, a significant portion of their advertising budgets to traditional advertising media, particularly television. If online advertising as a new marketing channel does not become more widely accepted in China, we may experience difficulties in competing with traditional advertising media.

We have contracted with third-party content providers and we may lose users and revenues if these relationships deteriorate or arrangements are terminated. If third-party content providers increase their content licensing fees, our income from operations may be negatively affected.

We have relied and will continue to rely mostly on third parties for the content we distribute across our channels. If these parties fail to develop and maintain high-quality and engaging content or raise their licensing fees, or if a large number of our existing relationships are terminated, we could lose users and advertisers and our brand could be materially harmed. License fees for short-form video content showed an increasing trend in 2011. While increases in license fees for third-party video content did not significantly affect our cost of revenues in 2011, if such license fees continue to increase significantly in the future, our income from operations may be negatively affected. In addition, the Chinese government has the ability to restrict or prevent state-owned media from cooperating with us in providing certain content to us, which, if exercised, would result in a significant decrease in the amount of content we are able to source for our website and negatively impact our results of operations.

We may not be able to continue to receive the same level of support from Phoenix TV in the future. We could lose our exclusive license to Phoenix TV’s content, which would have a material adverse effect on our video VAS business, which accounted for 4.2% of our total revenues in 2011, and would also negatively affect our video advertising business. Together, these impacts could have a material adverse effect on our business and results of operation.

Phoenix TV, our majority shareholder, is a leading global Chinese language TV network broadcasting premium content globally and into China. In November 2009, our PRC subsidiary, Fenghuang On-line, entered into a cooperation agreement with Phoenix TV, or the Phoenix TV Cooperation Agreement, under which Fenghuang On-line and Phoenix TV agreed to certain cooperative arrangements in the areas of content, branding, promotion and technology. Pursuant to the Phoenix TV Cooperation Agreement, in November 2009 each of our affiliated consolidated entities entered into a program content license agreement, or Content License Agreement, with Phoenix Satellite Television Company Limited and a trademark license agreement, or Trademark License Agreement, with Phoenix Satellite Television Trademark Limited. Each of these agreements will expire in March 2016 unless both of the relevant parties agree to extend their respective terms.

We benefit materially from the exclusive license granted to our affiliated consolidated entities by Phoenix Satellite Television Company Limited, a wholly owned subsidiary of Phoenix TV, to use Phoenix TV’s copyrighted content on our Internet and mobile channels in China pursuant to the Content License Agreements. This exclusive license helps to distinguish our content offerings from those of other Internet and new media companies in China. Each of the Content License Agreements can be terminated earlier (i) by the non-breaching party in the event of a breach and if the breach is not cured within ten business days after receipt of notice of breach from the non-breaching party, (ii) in the event of bankruptcy or the cessation of business operations of either party, or a change in the shareholder or equity structure of the relevant affiliated consolidated entity, other than in connection with the contractual arrangements, (iii) if either party’s performance of its obligations is held unlawful under PRC law; or (iv) if an event occurs that adversely affects the performance by either party of its obligations and upon written notice by the unaffected party. The Content License Agreements will, unless extended further, expire in March 2016, or may be terminated early, and we may not be able to obtain rights to use Phoenix TV’s content on our platform on commercially reasonable terms, on an exclusive basis or at all, which would have a material adverse effect on our video VAS, which accounted for 4.2% of our total revenues in 2011, and may also negatively affect our video advertising business. Together, these impacts could have a material and adverse effect on our business, results of operations and financial condition.

In addition, our affiliated consolidated entities are able to use certain of Phoenix TV’s logos pursuant to the Trademark License Agreements. We believe that our use of these logos helps to affiliate us with the brand of Phoenix TV, which helps to enhance our own brand. Tianying Jiuzhou and Yifeng Lianhe are obligated to pay annual license fees of US$7,000 and US$3,000, respectively, under the Trademark License Agreements, which fees are not subject to adjustment and may be waived at the discretion of Phoenix TV. Each of these agreements may be terminated early (i) by agreement of both parties in writing or (ii) by the non-breaching party in the event of a material breach by the other party of any covenant or a material failure by such party to perform any of its obligation and if the breach or failure, as applicable, is not rectified within ten days of receipt of written notice from the non-breaching party. The Trademark License Agreements expire in March 2016 and we cannot assure you that we will be able to continue to use Phoenix TV’s logos in order to help maintain our brand affiliation with Phoenix TV. If our brand image deteriorates as a result of a weaker brand affiliation with Phoenix TV, our business and the price of your ADSs could be negatively affected.

We provide our in-house produced content and user-generated content, or UGC, to Phoenix TV on a regular and frequent basis for display on its TV programs and Phoenix TV promotes our brand name and content on its TV network pursuant to the Phoenix TV Cooperation Agreement. As compensation for the rights granted to us under the Phoenix TV Cooperation Agreement, Fenghuang On-line is currently obligated to pay Phoenix TV an annual service fee in the amount of RMB1.6 million for the first year of the agreement, which incrementally increases by 25% for each subsequent year of the agreement. For 2011, the annual service fee payment to Phoenix TV is RMB2.0 million. If Phoenix TV’s indirect voting interest in Fenghuang On-line decreases to 50% or below, Phoenix TV has the right to amend the annual service fee under the Phoenix TV Cooperation Agreement, provided that it may not be raised to more than 500% of the original annual service fee. In addition to the annual service fee, Fenghuang On-line must also pay to Phoenix TV 50% of the after-tax revenues Tianying Jiuzhou earns from sublicensing Phoenix TV’s video content to third parties, which is not subject to adjustment. In addition, if Phoenix TV’s indirect equity interest in our company decreases to 35% or below, Phoenix TV has the right to immediately terminate the Phoenix TV Cooperation Agreement. The Phoenix TV Cooperation Agreement will, unless extended further, expire in March 2016, or may be terminated early, and therefore we cannot guarantee you that we may continue to benefit from promotional or other cooperative arrangements with Phoenix TV in the future. We cannot assure you that we will continue to receive the same level of support from Phoenix TV.

Any negative development in Phoenix TV’s market position, harm to Phoenix TV’s brand or operations, or regulatory actions or legal proceedings affecting Phoenix TV’s intellectual properties on which our business relies could materially and adversely affect our business and results of operations.

Our business benefits significantly from our association with Phoenix TV’s brand. Many of our users and advertisers are attracted to the “Phoenix” (鳳凰) brand, with which our brand, “ifeng.com” (鳳凰網) shares a similar Chinese name. Any negative development in Phoenix TV’s market position or brand recognition may materially and adversely affect our marketing efforts and the popularity of our business. Any negative development in Phoenix TV’s operations or attractiveness to users or advertisers may materially and adversely affect our business and results of operations. Moreover, as our benefits materially from the content licensed to us by Phoenix TV, any regulatory actions or legal proceedings against Phoenix TV related to such content could have a material adverse impact on our results of operation.

If we are unable to keep pace with rapid technological changes in the Internet and mobile Internet industries, our business may suffer.

The Internet and mobile Internet industries have been experiencing rapid technological changes. For example, with the advances of search engines and social networking sites, Internet users may choose to access information through search engines or social networking sites instead of web portals or similar websites. With the advances in Internet interactivity, the interests and preferences of Internet users may increasingly shift to UGC, such as blogs, micro-blogs, and video podcasts. As broadband becomes more accessible, Internet users may increasingly demand content in pictorial, audio-rich and video-rich format. With the development of the mobile Internet in China, mobile users may shift from the current predominant text messaging services and other WVAS to newer services, such as mobile commerce, mobile video streaming, mobile Internet browsing and mobile digital reading services. Our future success will depend on our ability to anticipate, adapt and support new technologies and industry standards. If we fail to anticipate and adapt to these and other technological changes, our market share and our profitability could suffer.

Our lack of an Internet audio-visual program transmission license may expose us to administrative sanctions, including the banning of our video VAS, non-paid video services and video advertising services, which would materially and adversely affect our business and results of operation.

The PRC government regulates the Internet industry extensively, including foreign ownership of, and the licensing requirements pertaining to, companies in the Internet industry. A number of regulatory agencies, including the State Administration of Radio, Film, and Television, or SARFT, the Ministry of Culture, or the MOC, the Ministry of Industry and Information Technology, or MIIT, the General Administration of Press and Publication, or GAPP, the State Council Information Office, or the SCIO, and other governmental authorities, jointly regulate all major aspects of the Internet industry. Operators are required to obtain various government approvals and licenses prior to providing the relevant Internet information services.

Pursuant to the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, which was issued by SARFT and MIIT on December 20, 2007 and came into effect on January 31, 2008, online transmission of audio and video programs requires an Internet audio-visual program transmission license and online audio-visual service providers must be either wholly state-owned or state-controlled. In a press conference jointly held by SARFT and MIIT to answer questions with respect to the Audio-visual Program Provisions in February 2008, SARFT and MIIT clarified that online audio-visual service providers that already had been operating lawfully prior to the issuance of the Audio-visual Program Provisions may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Online Transmission of Audio-Visual Programs.”

We started offering Internet audio-visual program services through Tianying Jiuzhou in China prior to the issuance of the Audio-visual Program Provisions. Tianying Jiuzhou submitted an application to SARFT to apply for the Internet audio-visual program transmission license when the relevant regulation came into effect. However, as of the date of this annual report, SARFT has not issued Tianying Jiuzhou an Internet audio-visual program transmission license. Although we have been communicating with the relevant government authorities, such government authorities have not informed us as to when they will make a decision on whether to issue such license to Tianying Jiuzhou. To date, we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities regarding our dissemination of audio-visual programs through our website or mobile channel without such license. We cannot assure you that Tianying Jiuzhou will be able to obtain the Internet audio-visual program transmission license. Due to Tianying Jiuzhou’s lack of an Internet audio-visual program transmission license, the applicable local counterpart of SARFT may issue warnings, order us to rectify our violating activity and impose on us a fine of no more than RMB30,000. In case of severe contravention as determined by SARFT or its applicable local counterpart in its discretion, the applicable local counterpart of SARFT may ban the violating operations, seize our equipment in connection with such operations and impose a penalty of one to two times the amount of the total investment in such operations. The banning of our video VAS, non-paid video services and video advertising services would materially and adversely affect our business and results of operations.

Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services that provide political news or to cease the Internet access services provided by third parties to us. In 2011, approximately 50.2% of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties.

We are required to obtain an Internet news license from SCIO for the dissemination of news through our website. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Internet News Dissemination.” Tianying Jiuzhou submitted an application to the SCIO to apply for the Internet news license when the relevant regulation came into effect. However, as of the date of this annual report, the SCIO has not issued an Internet news license to Tianying Jiuzhou. As a result of Tianying Jiuzhou’s lack of an Internet news license, the SCIO or applicable information office at the provincial level may order us to cease the violating operations and impose a fine on us of not more than RMB30,000. In the case of severe contravention as determined by SCIO or its applicable local counterpart in its sole discretion, the telecommunications administrative authorities may, based on written confirmation opinions of SCIO or the applicable information office at the provincial level, and in accordance with the relevant regulations on Internet information services, cease our Internet information services that provide current political news or cease the Internet access services that third parties provide to us. In 2011, approximately 50.2% of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties.

During the course of the audit of our financial statements, we and our independent registered public accounting firm identified one material weakness and one significant deficiency in our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results in accordance with U.S. GAAP may be materially and adversely affected. In addition, investor confidence in us and the market price of our ADSs may decline significantly if we or our independent registered public accounting firm conclude that our internal control over financial reporting is not effective.

Prior to our initial public offering in May 2011, we had a relatively short operating history and limited accounting personnel and other resources with which to address our internal controls and procedures over financial reporting. During the course of the audit of our consolidated financial statements for the years ended December 31, 2008, 2009 and 2010 included in our registration statement on Form F-1 filed in connection with our 2011 initial public offering, we and our independent registered public accounting firm identified one material weakness and one significant deficiency in our internal control over financial reporting, as defined in AU 325, Communicating Internal Control Related Matters Identified in an Audit, of the AICPA Professional Standards. A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our company’s financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

The material weakness identified related to the lack of sufficient accounting personnel with appropriate understanding of U.S. GAAP accounting issues and the SEC reporting requirements. The significant deficiency related to the lack of written accounting manual and closing procedures to facilitate preparation of financial statements for financial reporting purposes. The material weakness resulted in audit adjustments and corrections to our financial statements. In connection with the audit of our consolidated financial statements for the year ended December 31, 2011, we and our independent registered public accounting firm determined that the above-mentioned material weakness and significant deficiency in our internal control over financial reporting continue to exist.

We have undertaken certain remedial steps to address the material weakness and the significant deficiency, including (i) having established an audit committee to oversee the accounting and financial reporting processes as well as external and internal audits of our company and (ii) having established an internal audit function, and we continue to undertake certain other such remedial steps, including (i) hiring additional professionals with experience in U.S. GAAP and SEC reporting from reputable accounting firms or public companies, training our new and existing accounting staff, standardizing our accounting systems by introducing additional programs and procedures, (ii) formalizing and standardizing accounting manual, policies and procedures in relation to period-end-closing and financial reporting at both headquarters and subsidiaries levels and (iii) increasing the level of interaction among our management, audit committee and other external advisors. We plan to continue to address and remediate our internal control over financial reporting in time to meet the deadline for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act.

However, the implementation of these initiatives may not fully address the material weakness and significant deficiency in our internal control over financial reporting. In addition, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate in satisfying our reporting obligations. Our failure to cure the material weakness and significant deficiency or our failure to discover and address any other weaknesses or deficiencies may result in inaccuracies in our financial statements in accordance with U.S. GAAP or delay in preparing our financial statements. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Ineffective internal control over financial reporting could also expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which our ADSs are listed, regulatory investigations or civil or criminal sanctions.

We are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. The SEC, as required under Section 404 of the Sarbanes-Oxley Act, or Section 404, has adopted rules requiring public companies to include a report of management on the effectiveness of these companies’ internal control over financial reporting in their annual reports. In addition, an independent registered public accounting firm must report on the effectiveness of public companies’ internal control over financial reporting. These requirements will first apply to us beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2012. Our management may conclude that our internal control over financial reporting is not effective due to our failure to cure the identified material weakness and significant deficiency or otherwise. Moreover, If we fail to achieve and maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, our independent registered public accounting firm may determine that our internal control over financial reporting is not effective or it may decline to attest to the effectiveness of our internal control over financial reporting.

We depend on China Mobile, a related party, and other PRC mobile telecommunications operators for the majority of our paid service revenues, and any termination or deterioration of our relationship with these telecommunications operators may result in severe disruptions to our business operations and the loss of the majority of our revenues.

We derive substantially all of our MIVAS revenues, as well as our revenues from our mobile subscription and pay-per-view video services from the provision of content through the networks of the PRC telecommunications operators. In particular, we rely primarily on the networks of China Mobile, a shareholder of Phoenix TV since August 2006 with an equity interest of 19.69% as of March 31, 2012 to deliver our services. In 2009, 2010 and 2011, we derived approximately 87.0%, 86.8% and 91.3%, respectively, of our paid service revenues from China Mobile. Within these revenues, we generated a significant portion through fixed fee arrangements with China Mobile for our digital reading services. The remainder of our MIVAS revenues and revenues from our mobile subscription and pay-per-view video services are derived from China United Telecommunications Corporation, or China Unicom, and China Telecommunications Corporation, or China Telecom.

We have entered into a series of agreements with China Mobile and other Chinese mobile operators and their provincial subsidiaries to provide MIVAS and mobile subscription and pay-per-view video services through their networks. These mobile operators could terminate cooperation with us or refuse to perform their obligations to pay for the MIVAS and mobile subscription and pay-per-view video services we provide under the terms of our agreements with them for a variety of reasons, including failure to meet specified performance standards, the provision of poor services that gives rise to a high level of customer complaints or the delivery of content that violates the relevant operator’s policies and applicable law. In addition, our agreements with the mobile operators are generally for terms of one year or less, the majority of which have automatic renewal provisions. There is no assurance that we will be able to renew these agreements on commercially reasonable terms, or at all. If any of the Chinese mobile operators ceases to cooperate with us, it is unlikely that such operator’s customers will continue to use our mobile services. In particular, if China Mobile ceases to cooperate with us, it is unlikely that we will be able to build up sufficient new customers through the networks of other Chinese mobile operators to develop a customer base comparable to that which we have developed through China Mobile. Due to our reliance on China Mobile and other Chinese mobile operators to deliver our MIVAS and mobile subscription and pay-per-view video services to our customers, any termination or deterioration of our relationship with China Mobile or other Chinese mobile operators may result in severe disruptions to our business operations and the loss of the majority of our revenues, and could have a material adverse effect on our financial condition and results of operations.

In addition, our negotiating leverage with China Mobile and other Chinese mobile operators is limited because China Mobile and other Chinese mobile operators operate the mobile networks through which a large number of service and content providers deliver their products to mobile phone users in China. We cannot assure you that such operators will not adopt business strategies that could have a material adverse effect on our business. In addition, our ability to develop certain new MIVAS or mobile video businesses going forward may be restricted by the business policies of China Mobile or other Chinese mobile operations. Due to our limited negotiating leverage with these mobile operators, we cannot exert any influence on their business decisions. Therefore, we cannot assure you that China Mobile or other Chinese mobile operators will not implement business strategies or policies that could have a material adverse effect on our results of operation and financial condition, or limit our ability to grow our MIVAS or mobile video businesses in the future.

Our quarterly revenues and operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.

Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are out of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause the price of our ADSs to fall. Other factors that may affect our financial results include, among others:

•	global economic conditions;

•	our ability to maintain and increase user traffic;

•	our ability to attract and retain advertisers;

•	changes in the policies of mobile operators;

•	changes in government policies or regulations, or their enforcement;

•	geopolitical events or natural disasters such as war, threat of war, earthquake or epidemics.

Our operating results tend to be seasonal. For instance, we may generate less revenue from brand advertising sales during national holidays in China, in particular during the Chinese New Year holidays in the first quarter of each year. We may have higher net advertising revenues during the fourth quarter of each year primarily due to greater advertising spending by our advertisers near the end of the year when they spend the remaining portions of their annual budgets. In addition, advertising spending in China has historically been cyclical, reflecting overall economic conditions as well as the budgeting and buying patterns of our customers.

Our efforts to develop additional distribution channels for our MIVAS and mobile subscription and pay-per-view video services may not succeed or may be restricted or halted by telecommunications operators.

Cooperation with mobile service providers, which we refer to as our “channel partners,” and mobile device manufacturers has provided us with important distribution channels for our MIVAS and mobile video services businesses. We sell a certain amount of our premium content and services through our channel partners’ platforms. In addition, we pre-install into the menus of certain mobile devices certain of our MIVAS icons and short codes for products offered on the multimedia messaging service, or MMS, short message service, or SMS, and interactive voice response, or IVR, platforms. A consumer who buys a new mobile device pre-installed with our MIVAS or mobile video icons and codes can access and subscribe to our services quickly and easily. Channel partners and mobile device manufacturers have, through our cooperation with them, become important distribution channels. However, we cannot assure you that we will continue to maintain a growing or stable number of suitable channel partners in the future. In addition, in recent years, China Mobile and other telecommunications operators have entered into cooperation agreements with mobile handset manufacturers similar to our agreements with mobile handset manufacturers We cannot guarantee that mobile device manufacturers will continue their direct cooperation with us or maintain their current revenue sharing arrangements with us.

In addition, we cannot guarantee that MIIT or telecommunications operators will not restrict or halt our cooperation with handset manufacturers. In 2007, MIIT issued a notice barring the production of mobile handsets with embedded icons and codes that could not be changed or deleted by consumers, and this caused mobile service providers to alter their arrangements with mobile handset manufacturers to comply with the notice. We cannot assure you that MIIT or telecommunications operators will not take other actions to limit or halt our use of mobile handsets as a distribution channel. Any such other actions could have a negative impact on our business and results of operations.

Our dependence on the billing systems and records of mobile operators may require us to estimate portions of our reported revenues and cost of revenues for most of our MIVAS and mobile subscription and pay-per-view video services, which may require subsequent adjustments to our financial statements.

We depend largely on the billing systems and records of the telecommunications operators to record the volume of our MIVAS and mobile subscription and pay-per-view video services provided, bill our customers, collect payments and remit to us our portion of the revenues. We record revenues based on monthly statements from the mobile operators confirming the value of our services that the mobile operators billed to customers during the month. Due to our past experience with the timing of receipt of the monthly statements from the mobile operators, we expect that we may need to rely on our own internal estimates for the portion of our reported revenues and cost of revenues for which we will not have received monthly statements. In such instances, our internal estimates would be based on our own internal data of expected revenues and related fees from services provided. As a result of such reliance on internal estimates, we may overstate or understate our revenues and cost of revenues for the relevant reporting period, and may be required to make adjustments in our financial reports when we actually receive the mobile operators’ monthly statements for such period. We endeavor to reduce the discrepancy between our revenue estimates and the revenues calculated by the mobile operators and their subsidiaries; however, we cannot assure you that these efforts will be successful. In addition, we generally do not have the ability to independently verify or challenge the accuracy of the billing systems of the mobile operators. We cannot assure you that any negotiations between us and mobile operators to reconcile billing discrepancies would be resolved in our favor or that our financial condition and results of operations would not be materially and adversely affected as a result. Historically, there has been no significant difference between our revenue estimates and the mobile operators’ billing statements.

Significant changes in the policies or guidelines of China Mobile or other Chinese mobile operators with respect to services provided by us may result in lower revenues or additional costs for us and materially and adversely affect our business operations, financial condition and results of operations.

China Mobile or other Chinese mobile operators may from time to time issue policies or guidelines, requesting or stating their preferences for certain actions to be taken by all mobile Internet service providers using their networks. Due to our reliance on China Mobile and other Chinese mobile operators, a significant change in their policies or guidelines may cause our revenues to decrease or operating costs to increase. We cannot assure you that our financial condition and results of operations will not be materially adversely affected by policy or guideline changes by China Mobile or other Chinese mobile operators.

For example, on November 30, 2009, China Mobile implemented a series of measures on PRC-based wireless application protocol, or WAP, sites targeted at eliminating offensive or unauthorized content, including pornographic content. As a result, China Mobile and other Chinese mobile operators suspended billing for their customers for all WAP and G+ mobile gaming platform services, including those services that do not contain offensive or unauthorized content, on behalf of third-party service providers of such services. China Mobile and mobile other operators have not yet indicated how long these new measures will remain in effect or whether they will expand the current measures. In the fourth quarter of 2009, mobile operators also imposed restrictions on pre-installations of mobile applications on handsets and tightened the requirement of additional billing confirmations. Largely due to such measures, our revenues from WVAS decreased in 2009 as compared to 2008.

In January 2010, China Mobile began implementing an additional series of measures targeted at further improving the user experience for mobile device embedded services, in addition to the introduction of a new short message service, or SMS, code management system. Under these measures, WVAS that are embedded in mobile devices will be required to introduce additional notices and confirmations to end-consumers during the purchase of such services. In addition, services related to SMS short codes will be required to be more tailored to the specific service offerings or service partners. Previously, a single SMS code could be used for multiple service offerings or partners.

We cannot assure you that China Mobile or other Chinese mobile operators will not introduce additional requirements with respect to the procedures for ordering monthly subscriptions or single-transaction downloads of our MIVAS (including WVAS) and our mobile subscription and pay-per-view video services, notifications to customers, the billing of customers or other consumer-protection measures or adopt other policies that may require significant changes in the way we promote and sell our MIVAS and mobile subscription and pay-per-view video services and develop our MIVAS and mobile video businesses, any of which could have a material adverse effect on our financial condition and results of operations.

Our strategy of acquiring complementary assets, technologies and businesses may fail and may result in equity or earnings dilution.

As part of our business strategy, we intend to identify and acquire assets, technologies and businesses that are complementary to our business. Acquired businesses or assets may not yield the results we expect. In addition, acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired business may be disruptive to our business operations. In addition, we may have to obtain approval from the relevant PRC governmental authorities for the acquisitions and comply with any applicable PRC rules and regulations, which may be costly. In the event our acquisitions are not successful, our financial condition and results of operation may be materially and adversely affected.

Failure to obtain SARFT’s approval for introducing and broadcasting foreign television programs could have a material adverse effect on our ability to conduct our business.

A substantial amount of the video content on our website is closely linked to or is the online version of the TV content of Phoenix TV. PRC law requires approval from SARFT for introducing and broadcasting foreign television programs into China. In September 2004, SARFT promulgated certain regulations the Administrative Regulations on the Introduction and Broadcasting of Foreign Television Programs, pursuant to which only organizations designated by SARFT are qualified to apply to SARFT or its authorized entities for the introduction or broadcasting of foreign television programs. In addition, on July 6, 2004, SARFT issued the Measures for the Administration of Publication of Audio-Visual Programs through the Internet or Other Information Networks, or the 2004 A/V Measures, which explicitly prohibit Internet service providers from broadcasting any foreign television program over an information network and state that any violation may result in warnings, monetary penalties or, in severe cases, criminal liabilities. On November 19, 2009, SARFT issued a notice which extended this prohibition to broadcasting over mobile phones. In December 2007 and March 2009, however, SARFT issued two notices which provide that certain foreign audio-visual programs may be published through the Internet provided that certain regulatory requirements have been met and certain permits have been obtained, thereby implying that the absolute restriction against broadcasting foreign television programs on the Internet as set forth in the 2004 A/V Measures has been lifted. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Foreign Television Programs and Satellite Channels.” As of the date of this annual report, we have not obtained an approval from SARFT for introducing and broadcasting foreign TV programs produced by Phoenix TV or other foreign TV stations in China. We have made oral inquiries with SARFT, and were orally informed that such operations do not violate the regulations on the introduction and distribution of foreign TV programs. Therefore, there is considerable uncertainty as to whether we are permitted to transmit foreign television programs through the online video services that we offer, including video VAS. If SARFT or its local branch requires us to obtain its approval for our introduction and online broadcasting of overseas TV programs, we may not be able to obtain such approval in a timely manner or at all. In such case, the PRC government would have the power to, among other things, levy fines against us, confiscate our income, order us to cease certain content service, or require us to temporarily or permanently discontinue the affected portion of our business.

Failure to obtain certain permits for our health and Chinese medicine verticals would subject us to penalties.

Entities in China are not allowed to provide drug-related or medical care information services online before obtaining an Internet Medicine Information Service Qualification Certificate and a Consent Letter for Internet Medical Care Information from the relevant local government agencies. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Certain Internet Content.” Certain of our verticals, such as our health and traditional Chinese medicine verticals contain drug-related information and certain online health diagnoses and treatment advices provided by our users. We do not currently have such certificate or consent letter, but have engaged an agency to assist us in applying for such certificate and consent letter. We are in the process of undertaking the necessary steps for preparing this application. We cannot assure you that we may be able to obtain the certificate and consent letter. Without them, we may be subject to administrative warnings, termination of any Internet drug-related services and online health diagnoses and treatment services on our website, and other penalties that are not clearly provided for in the relevant regulations.

If we fail to obtain or maintain all applicable permits and approvals relating to online games, our ability to conduct our online game business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions.

Pursuant to PRC regulations regulating online games, online games (including mobile games) are categorized as a type of “online cultural product” and the provision of online games is deemed an Internet publication activity. Therefore, in order to operate an online game business, an operator should obtain an Online Culture Operating Permit from MOC (with a business scope covering operation of online games) and an Internet Publication License from GAPP in order to directly make its online games publicly available in China. Furthermore, pursuant to the Provisional Measures on the Administration of Online Games promulgated by MOC on June 3, 2010, an online mobile games operator should make a filing with MOC in respect of each domestic game within 30 days of commencing operations. In addition, each online game must be screened by GAPP by way of an approval process before it is first published and made publicly available. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Online Cultural Activities, Online Games and Internet Music.”

Both Tianying Jiuzhou and Yifeng Lianhe are currently operating online game businesses. As of the date of this annual report, Tianying Jiuzhou and Yifeng Lianhe have obtained Online Culture Operating Permits from MOC with respect to its operation of online games, and Tianying Jiuzhou has obtained an Internet Publication License from GAPP with respect to books and periodicals published on the Internet, including the mobile Internet, and online and mobile games. Yifeng Lianhe has not, however, obtained an Internet Publication License. In addition, we have not obtained advanced approval for any of our online games from GAPP or filed our online games with MOC. We cannot assure you that (i) Yifeng Lianhe can obtain an Internet Publication License; or (ii) Tianying Jiuzhou and Yifeng Lianhe can obtain all the required approvals and complete the relevant filing procedures with the relevant government authorities for each game they operate in a timely manner or at all. If the relevant authority challenges the commercial operation of our games and determines that we are in violation of the relevant laws and regulations regarding online and mobile games, it would have the power to, among other things, levy fines against us, confiscate our income and require us to discontinue our online game business. In addition, if we were deemed to be in violation of the relevant laws and regulations regarding online and mobile games, GAPP would have the ability to withdraw the Internet Publication License that it granted to Tianying Jiuzhou on April 15, 2011, which may affect, directly or indirectly, our ability to conduct our online digital reading services and game services.

Our consolidated affiliated entities and their respective shareholders do not own the trademarks used in their value-added telecommunications services, which may subject them to revocation of their licenses or other penalties or sanctions.

Pursuant to the Notice on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services issued on July 13, 2006 by MIIT, or the MIIT 2006 Notice, domestic telecommunications service providers are prohibited from leasing, transferring or selling telecommunications business operating licenses to any foreign investors in any form, or providing any resources, sites or facilities to any foreign investors for their operation of telecommunications businesses in China. According to the MIIT 2006 Notice, the holder of a value-added telecommunications business operating license, or ICP License, or its shareholders must directly own the domain names and trademarks used in their value-added telecommunications business operations. After the promulgation of the MIIT 2006 Notice in July 2006, the MIIT issued a subsequent notice in October 2006, or the MIIT October Notice, urging value-added telecommunication service operators to conduct self-examination regarding any noncompliance with the MIIT 2006 Notice prior to November 1, 2006. Pursuant to the MIIT October Notice, ICP License-holders who were not in compliance with the MIIT 2006 Notice were allowed to submit a self-correction report to the local provincial-level branch of MIIT by November 20, 2006.

Our PRC consolidated affiliated entities, Tianying Jiuzhou and Yifeng Lianhe, are currently engaged in the provision of value-added telecommunications services and each of them has obtained ICP Licenses from MIIT or its local counterpart in Beijing. In addition, Tianying Jiuzhou owns our material domain names, including ifeng.com, and owns two registered trademarks that were transferred to it from Phoenix Satellite Television Trademark Limited in January 2012. However, Yifeng Lianhe does not currently have any registered trademarks and both of our affiliated consolidated entities continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited, a wholly owned subsidiary of Phoenix TV, in their value-added telecommunications services. Therefore, we are not currently in compliance with the MIIT 2006 Notice.

We have designed propriety logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2012, Tianying Jiuzhou had submitted 102 registration applications relating to eight logo designs to the PRC Trademark Office, and Yifeng Lianhe had submitted 20 registration applications relating to three logo designs to the PRC Trademark Office. In addition, we will continue to examine the possibility of transferring to our affiliated consolidated entities all or part of the ownership of additional licensed logos currently used by them in a manner that would meet the requirements of PRC trademark regulations in due course in the future. The Trademark Office will first undertake a preliminary examination for compliance with the PRC Trademark Law, and if it finds our proposed trademarks to be in compliance, will make a public announcement allowing any person to file a claim to the trademark within a period of three months. If there is no such opposition, the Trademark Office will register the trademark, issue a registration certificate to us and make a public announcement. We expect the registration process to take approximately two years to complete. We intend to continue to use the logos we license from Phoenix TV in the interim period until our proprietary logos have been registered, and may continue to use these logos after our proprietary logos have been registered.

Although, neither of our consolidated affiliated entities has been required by the MIIT or its local counterpart to obtain and hold the ownership of the relevant trademarks related to our value-added telecommunications services to date, the provincial-level counterpart of MIIT may enforce the MIIT 2006 Notice on our affiliated consolidated entities. In such case, the provincial-level counterpart of MIIT could order our affiliated consolidated entities to own the registered trademarks used in their value-added telecommunications business within a specified period of time. We do not have knowledge about the period of time that MIIT would provide us to complete the necessary remediation measures. We are also not aware that since issuing the MIIT October Notice, MIIT has promulgated any additional notices or guidelines with respect to timelines for self-examination or remediation of noncompliance with the MIIT 2006 Notice. Moreover, the MIIT October Notice does not specify how much time the MIIT allows for ICP License-holders to remedy their noncompliance issues. If we failed to remedy any noncompliance within the time frame specified by the provincial counterpart of MIIT, the relevant governmental authority would have the discretion to revoke our affiliated consolidated entities’ licenses for value-added telecommunications or subject them to other penalties or sanctions, which would have a material and adverse effect on our business, financial condition, results of operations and prospects. Our value-added telecommunications services currently account for substantially all of our total revenues.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet businesses and companies, including limitations on our ability to own key assets, such as our website.

The Chinese government heavily regulates the Internet industry, including foreign investment in the Chinese Internet industry, content on the Internet and license and permit requirements for service providers in the Internet industry. Since some of the laws, regulations and legal requirements with respect to the Internet are relatively new and evolving, their interpretation and enforcement involve significant uncertainties. In addition, the Chinese legal system is based on written statutes, such that prior court decisions can only be cited for reference and have little precedential value. As a result, in many cases it is difficult to determine what actions or omissions may result in liabilities. Issues, risks and uncertainties relating to China’s government regulation of the Chinese Internet sector include the following:

•

We operate our website in China through contractual arrangements due to restrictions on foreign investment in businesses providing value-added telecommunication services, including substantially all of our paid services and advertising services.

•

Uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices, give rise to the risk that some of our permits, licenses or operations may be subject to challenge, which may be disruptive to our business, subject us to sanctions or require us to increase capital, compromise the enforceability of relevant contractual arrangements, or have other adverse effects on us. The numerous and often vague restrictions on acceptable content in China subject us to potential civil and criminal liability, temporary blockage of our website or complete shut-down of our website. For example, the State Secrecy Bureau, which is directly responsible for the protection of state secrets of all Chinese government and Chinese Communist Party organizations, is authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information. In addition, the newly amended Law on Preservation of State Secrets which became effective on October 1, 2010 provides that whenever an Internet service provider detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security and public security. As per request of the authorities of state security, public security or state secrecy, the Internet service provider should delete any contents on its website that may lead to disclosure of state secrets. Failure to do so on a timely and adequate basis may subject the service provider to liability and certain penalties imposed by the State Security Bureau, Ministry of Public Security and/or MIIT or their respective local counterparts.

•

On September 28, 2009, GAPP and the National Office of Combating Pornography and Illegal Publications jointly published a circular expressly prohibiting foreign investors from participating in Internet game operating business via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. It is not clear yet as to whether other PRC government authorities, such as the Ministry of Commerce, or MIIT, will support GAPP in enforcing such prohibition.

•

On December 16, 2011, the Beijing Municipal News Office, together with the Beijing Municipal Public Security Bureau, the Beijing Municipal Communications Administration and the Beijing Municipal Internet Information Office, jointly issued the Several Measures on the Administration of the Development of Micro-blog in Beijing, or the Micro-blog Measures, which took effect on the same date. The Micro-blog Measures stipulate that all micro-blogs operators in Beijing must require their users to register with their real names and that all micro-blog operators must complete procedures required by the Internet information content regulatory authority of Beijing for the operation of micro-blog services within three months after the effective date of the Micro-blog Measures. In order to comply with the Micro-blog Measures, we have added clauses into the agreements between the users of our micro-blog service and us requesting our micro-blog users to register using their real names. However, as the Micro-blog Measures are newly promulgated, we currently do not know how our micro-blog business will be affected by the application of the Micro-blog Measures. If the Beijing municipal government or other PRC government authorities were to take actions to tighten the supervision of real name registration of micro-blog users in accordance with the Micro-blog Measures, we might not be able to retain the active users of our micro-blog or attract new users of our micro-blog, which could have adverse impact on the stickiness of our micro-blog and thus adversely affect our business operations.

Due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. The adoption of additional laws or regulations may impede the growth of the Internet or other online services, which could, in turn, decrease the demand for our products and services and increase our cost of doing business. Moreover, the applicability to the Internet and other online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services could significantly disrupt our operations or subject us to penalties.

The interpretation and application of existing PRC laws, regulations and policies, the stated positions of relevant PRC government authorities and possible new laws, regulations or policies have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business.

Failure to fully comply with PRC regulations regarding value-added telecommunications services may subject us to fines and other legal or administrative sanctions.

Our affiliated consolidated entities provide value-added telecommunication services in China, from which we derive substantially all of our total revenues. Pursuant to the relevant PRC regulations regarding value-added telecommunications services, commercial operators of value-added telecommunications services must first obtain an ICP License from MIIT or its provincial-level counterparts. Operators providing ICP services across provinces are required to apply for a trans-regional ICP License directly from MIIT and make a filing with the relevant provincial counterparts of MIIT before they commence their operation in the relevant provinces. If there is any change or update to the registered information recorded on the ICP License or filed with the local provincial level counterparts of MIIT, the ICP License holder shall apply to MIIT or its relevant provincial-level counterpart to amend the relevant registered information or records. In addition, an approved ICP service operator must conduct its business in accordance with the specifications recorded on its ICP License. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Telecommunications and Internet Information Services.” In addition, with respect to services relating to SMS short codes, operators are required to obtain a SMS services access code license, or the SMS License, from MIIT or its provincial-level counterparts. If they provide services relating to SMS short codes across provinces, operators must apply for a trans-regional SMS License from MIIT and conduct filings with each of the provincial-level counterparts of MIIT where they conduct businesses. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Telecommunications Networks Code Number Resources.”

Each of our affiliated consolidated entities has obtained a trans-regional ICP License and a SMS License from MIIT and completed filing procedures in connection with the ICP License with the relevant MIIT provincial level counterparts prior to the commencement of its operations in the relevant provinces. Currently, Tianying Jiuzhou and Yifeng Lianhe are handling filing procedures in connection with SMS Licenses in certain provinces and updating certain information with regard to ICP Licenses and SMS Licenses filed with certain local MIIT counterparts. Failure to complete the SMS License filings in certain provinces or to update the filing information of the ICP Licenses in a timely manner, may cause us to be ordered to rectify our noncompliance, given a warning and made subject to a fine of between RMB5,000 and RMB30,000.

The Chinese government may prevent us from advertising or distributing content, including UGC, that it believes is inappropriate and we may be subject to penalties for such content or we may have to interrupt or stop the operation of our website.

China has enacted regulations governing Internet access and the distribution of news and other information. In the past, the Chinese government has stopped the distribution of information over the Internet or through mobile Internet devices that it believes violates Chinese law, including content that it believes is obscene or defamatory, incites violence, endangers the national security, or contravenes the national interest. In addition, certain news items, such as news relating to national security, may not be published without permission from the Chinese government. If the Chinese government were to take any action to limit or prohibit the distribution of information through our websites or through our services, or to limit or regulate any current or future content or services available to users on our network, our business could be significantly harmed.

In addition to professionally produced content, content from Phoenix TV and our in-house produced content, we allow our users to upload text and images (UGC) to our websites. We have a content screening team of 48 editors who are responsible for monitoring and preventing the public release of inappropriate or illegal content, including UGC, on our websites or through our services. Although we have adopted internal procedures to monitor the content displayed on our websites, due to the significant amount of UGC uploaded by our users, we may not be able to identify all the UGC that may violate relevant laws and regulations. Failure to identify and prevent inappropriate or illegal content from being displayed on our websites may subject us to liability.

Moreover, because the definition and interpretation of prohibited content is in many cases vague and subjective, it is not always possible to determine or predict what content might be prohibited under existing restrictions or restrictions that might be imposed in the future. For example, in 2005, SARFT issued a notice prohibiting commercials for WVAS related to “fortune-telling” from airing on radio and television stations effective in February 2005. SARFT or other Chinese government authorities may prohibit the marketing of other video VAS or MIVAS via a channel we depend on to generate revenues, which could have a material adverse effect on our business, results of operations or financial position.

Content provided on our website may expose us to libel or other legal claims which may result in costly legal damages.

Claims have been threatened and filed against us for libel, defamation, invasion of privacy and other theories based on the nature and content of the materials posted on our website. While we screen our content for such potential liability, there is no assurance that our screening process will identify all potential liability, especially liability arising from UGC and content we license from thirty parties. In the past, some of the claims brought against us have resulted in liability. Although none of such liability was material, we cannot assure you we will not be subject to future claims that could be costly, encourage similar lawsuits, distract our management team and harm our reputation and possibly our business.

Advertisements on our website may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our website to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to website posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained from relevant governmental authorities, which include the local branch of the SAIC, the local branch of the State Food and Drug Administration, the local branch of the Ministry of Health and the local branch of the State Administration of Traditional Chinese Medicine. To fulfill these monitoring functions, we include clauses in all of our advertising contracts requiring that all advertising content provided by advertisers must comply with relevant laws and regulations. Pursuant to the contracts between us and advertising agencies, advertising agencies are liable for all damages to us caused by their breach of such representations. Before a sale is confirmed and the advertisement is publicly posted on our website, our account execution personnel, who comprise a separate back-office team, are required to review all advertising materials to ensure there is no racial, violent, pornographic or any other improper content, and will request the advertiser to provide proof of governmental approval if the advertisement is subject to special government review. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations, such as posting an advertisement for fake pharmaceutical products, PRC governmental authorities may force us to terminate our advertising operation or revoke our licenses.

A majority of the advertisements shown on our website are provided to us by third-party advertising agencies on behalf of advertisers. We cannot assure you that all of the content contained in such advertisements is true and accurate as required by the advertising laws and regulations. For example, the Advertisement Law provides that an advertisement operator who knows or should have known the posted advertisement is false or fraudulent will be subject to joint and several liability. Under the Detailed Implementation Rules on the Administrative Regulations for Advertisement, a website must not post any advertisements that are untrue or lacking the requisite governmental approval if such type of advertisements are subject to special governmental review. However, for the determination of the truth and accuracy of the advertisements, there are no implementing rules or official interpretations, and such a determination is at the sole discretion of the relevant local branch of the SAIC, which results in uncertainty in the application of these laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations in the future, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

Ineffective implementation of the separation of our advertising sales and regulatory compliance functions may result in insufficient supervision over the content of advertisements shown on our website and may subject us to penalties or administrative actions.

We keep our advertising sales function separate from our team that is in charge of government compliance in order to prevent potential conflicts between our advertising business and our compliance with relevant PRC advertising laws and regulations. Before a sale is confirmed and the relevant advertisements are publicly posted on our website, our account execution personnel, who comprise a separate back-office team that does not interface directly with advertisers, are required to review all advertising materials to ensure that the relevant advertisements do not contain any racial, violent, pornographic or any other improper content. These personnel will request an advertiser to provide proof of governmental approval if its advertisement is subject to special governmental review. Such procedures are designed to enhance our regulatory compliance efforts. However, in the event that the separation of advertising sales and regulatory compliance functions is not effectively implemented, the content of our advertisements may not be in full compliance with applicable laws and regulations. If we are found to be in violation of applicable laws and regulations in the future, we may be subject to penalties and our reputation may be harmed. This may have a material and adverse effect on our business, financial condition and results of operations.

The continuing and collaborative efforts of our senior management, key employees and other employees are crucial to our success, and our business may be harmed if we were to lose their services.

Our success depends on the continuous efforts and services of Mr. Shuang Liu, our chief executive officer, Mr. Ya Li, our chief operating officer, and other members of our experienced senior management team, including Ms. Qianli Liu, our chief financial officer, and Mr. Yulin Wang, our executive vice president in charge of our mobile and video businesses, as well as technology and product development. If, however, one or more of our executives or other key personnel are unable or unwilling to continue to provide services to us, we may not be able to find suitable replacements easily or at all. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. We do not maintain key-man life insurance for any of our key personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose advertisers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into a employment agreement and a non-compete agreement with us. However, if any dispute arises between us and our executives or key employees, these agreements may not be enforceable in China, where these executives and key employees reside, in light of uncertainties with China’s legal system. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could limit the protections available to you and us.”

Our future success will also depend on our ability to attract and retain highly skilled technical, managerial, editorial, finance, marketing, sales and customer service employees. Qualified individuals are in high demand, and we may not be able to successfully attract, assimilate or retain the personnel we need to succeed.

We have granted, and may continue to grant, stock options, restricted shares and restricted share units under our share incentive plans or adopt new share incentive plans in the future, which may result in increased share-based compensation expenses.

We adopted a share option plan in June 2008 and a restricted share and restricted share unit plan in March 2011. As of the date of this annual report, 7,992,053 restricted shares of our company, 5,103,208 contingently issuable shares, options to purchase 12,895,554 Class A ordinary shares and restricted share units obligating our company to issue and deliver 2,999,486 Class A ordinary shares are outstanding. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors, Supervisors and Executive Directors—Share Incentive Plans”. For the years ended December 31, 2009, 2010 and 2011, we recorded RMB10.2 million, RMB16.6 million and RMB66.1 million (US$10.5 million), respectively, in share-based compensation expenses. The significant increase in our share-based compensation expenses in 2011 was primarily due to our grant of restricted shares and restricted share units to certain of our employees in March 2011. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant stock options to employees in the future. We intend to grant additional stock options to our employees in 2012, which we expect will further increase our share-based compensation expenses. If we continue to grant share options in the future, our share-based compensation expenses will increase accordingly.

We have been and expect we will continue to be exposed to intellectual property infringement and other claims, including claims based on content posted on our website, which could be time-consuming and costly to defend and may result in substantial damage awards and/or court orders that may prevent us from continuing to provide certain of our existing services.

Our success depends, in large part, on our ability to operate our business without infringing third-party rights, including third party intellectual property rights. Companies in the Internet, technology and media industries own, and are seeking to obtain, a large number of patents, copyrights, trademarks and trade secrets, and they are frequently involved in litigation based on allegations of infringement or other violations of intellectual property rights or other related legal rights. There may be patents issued or pending that are held by others that cover significant aspects of our technologies, products, business methods or services. Although our license agreements with licensors of premium licensed content require that the licensors have the legal right to license such content to us and give us the right to promptly remove any content that we have been notified contains infringing material, we cannot ensure that each licensor has such authorization and we may not receive notification of infringement. If any purported licensor does not actually have sufficient authorization relating to the premium licensed content or right to license a work of authorship provided to us, we may be subject to claims of copyright infringement from third parties, and we cannot ensure we can be fully indemnified by the relevant licensor for all losses we may incur from such claims.

Third parties may take action and file claims against us if they believe that certain content on our site violates their copyrights or other related legal rights. We have been subject to such claims in the PRC. From January 1, 2009 to March 31, 2012, we have been subject to 33 copyright infringement cases in the PRC, 18 of which have been concluded. We have lost 2 cases, settled 3 cases and 13 cases have been withdrawn. The damages awards or settlement we paid among the lost and settled cases range from approximately RMB10,000 to RMB70,000 per case.

In addition, our platform is open to Internet users for uploading text and images. As a result, content posted by our users may expose us to allegations by third parties of infringement of intellectual property rights, invasion of privacy, defamation and other violations of third-party rights. Pursuant to our user agreement, users agree not to use our services in a way that is illegal, obscene or may otherwise violate generally accepted codes of ethics. However, given the volume of content uploaded it is not possible, and we do not attempt to identify and remove all potentially infringing content uploaded by our users.

We cannot assure you that we have not become subject to copyright laws in other jurisdictions, such as the United States, by virtue of our listing in the United States, the ability of users to access our videos in the United States and other jurisdictions, the ownership of our ADSs by investors, the extraterritorial application of foreign law by foreign courts or otherwise. Although we have not previously been subject to legal actions for copyright infringement in jurisdictions other than China, it is possible that we may be subject to such claims in the future. Any such claims in China, U.S., or elsewhere, regardless of their merit, could be time-consuming and costly to defend, and may result in litigation and divert management’s attention and resources. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party in China, U.S. or elsewhere could cause us to pay substantial damages. For example, statutory damage awards in the U.S. can range from US$750 to US$30,000 per infringement, and if the infringement is found to be intentional, can be as high as US$150,000 per infringement. Additionally, the risk of an adverse determination in such litigation or an actual adverse determination may result in harm to our reputation or in adverse publicity. The risk of an adverse result or the actual adverse result in litigation may also require us to seek licenses from third parties, pay ongoing royalties or become subject to injunctions requiring us to remove content or take other steps to prevent infringement, each of which could prevent us from pursuing some or all of our business and result in our users and advertisers or potential users and advertising customers deferring or limiting their use of our services, which could materially adversely affect our financial condition and results of operations.

We may not be able to adequately protect our intellectual property, which could cause us to be less competitive.

We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our copyrighted content and other intellectual property. Monitoring such unauthorized use is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. The PRC has historically afforded less protection to a company’s intellectual property than the United States and the Cayman Islands, and therefore companies such as ours operating in the PRC face an increased risk of intellectual property piracy.

The discontinuation of any of the preferential tax treatments available to us in China and the imposition of value-added tax to replace business tax could materially and adversely affect our results of operations and financial condition.

Under PRC tax laws and regulations, our PRC subsidiary, Fenghuang On-line enjoyed, or is qualified to enjoy, certain preferential income tax benefits. The Enterprise Income Tax Law, effective on January 1, 2008, or the EIT Law, and its implementation rules significantly curtail tax incentives granted to foreign-invested enterprises. The EIT Law, however (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies established before March 16, 2007 to continue to enjoy their existing tax incentives, subject to certain transitional rules, and (iii) introduces new tax incentives, subject to various qualification criteria. For example, the EIT Law permits certain “high and new technology enterprises strongly supported by the state” to enjoy a reduced enterprise tax rate of 15%. According to the relevant administrative measures, to qualify as “high and new technology enterprises strongly supported by the state,” Fenghuang On-line must meet certain financial and non-financial criteria and complete verification procedures with the administrative authorities. Continued qualification as a “high and new technology enterprise” is subject to a three-year review by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification. In the event the preferential tax treatment for Fenghuang On-line is discontinued or is not verified by the local tax authorities, and the affected entity fails to obtain preferential income tax treatment based on other qualifications such as Advanced Technology Service Enterprise, it will become subject to the standard PRC enterprise income tax rate of 25%. We cannot assure you that the tax authorities will not, in the future, discontinue any of our preferential tax treatments, potentially with retroactive effect. On April 21, 2010, the State Administration of Taxation issued Circular 157 providing additional guidance on the interaction of certain preferential tax rates under the transitional rules of the EIT Law. Prior to Circular 157, we understood that if a high and new technology enterprise, or HNTE, entity was in a tax holiday period, where it was entitled to a 50% reduction in the tax rate, and it was also entitled to the 15% HNTE preferential tax rate, then it would be entitled to pay tax at the rate of 7.5%. Circular 157 appears to have the effect that such an entity is entitled to pay taxes at either the lower of 15% or 50% of the applicable PRC tax rate (in terms of a foreign investment enterprise during transition period such as Fenghuang On-line, 22% for 2010, 24% for 2011 and 25% starting from 2012). However, to date, Beijing local-level tax bureau has not implemented Circular 157 and is holding the view that the relevant provisions may not apply to NHTEs in Science & Technology Park of Haidian District. Therefore, Fenghuang On-line was entitled to a 50% reduction of its applicable tax rate to 7.5% from 2009 to 2011. Fenghuang On-line’s income tax rate will increase from 7.5% to 15% in 2012 due to the end of its tax holiday period. See “Item 10. Additional Information—E. Taxation.”

On November 16, 2011, Ministry of Finance and the State Administration of Taxation distributed the Pilot Plan for the Imposition of Value-Added Tax to Replace Business Tax, or the Pilot Plan. Productive service industries, such as the transportation industry and certain modern services industries, will be the first in the pilot regions to implement the Pilot Plan. The Pilot Plan will be implemented in Beijing beginning on July 1, 2012. Our entities that are located in Beijing and earn advertising revenues or technical service fees will be subject to the Pilot Plan. Therefore, starting as of July 1, 2012, the business tax currently paid by these entities will be replaced by a value-added tax with a rate of 6%. Because the calculation of such value-added tax differs significantly from that of the business tax it replaces, the impact that this change may have our results of operations is uncertain. The imposition of value-added tax to replace business tax may increase our tax expenses, which could materially and adversely affect our results of operations and financial condition.

Our operations could be disrupted by unexpected network interruptions caused by system failures, natural disasters or unauthorized tampering with our systems, and there is no assurance that our back-up system is sufficient to guarantee uninterrupted operation.

The continual accessibility of website and the performance and reliability of our network infrastructure are critical to our reputation and our ability to attract and retain users, advertisers and merchants. Any system failure or performance inadequacy that causes interruptions in the availability of our services or increases the response time of our services could reduce our appeal to advertisers and consumers. Factors that could significantly disrupt our operations include: system failures and outages caused by fire, floods, earthquakes, power loss, telecommunications failures and similar events; software errors; computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems; and security breaches related to the storage and transmission of proprietary information, such as credit card numbers or other personal information. Although we perform system back-up on a regular basis, there is no assurance that our back-up system is sufficient to guarantee uninterrupted operation. Future disruptions or any of the foregoing factors could damage our reputation, require us to expend significant capital and other resources and expose us to a risk of loss or litigation and possible liability. We do not carry business interruption insurance to compensate for losses that may occur as a result of any of these events. Accordingly, our revenues and results of operations may be materially and adversely affected if any of the above disruptions should occur.

We have limited business insurance coverage.

The insurance industry in China is still young and the business insurance products offered in China are limited. We do not have any business liability or disruption insurance coverage for our operations. Any business disruption, litigation or natural disaster may cause us to incur substantial costs and divert our resources.

A prolonged slowdown in the global or PRC economy may materially and adversely affect our results of operations, financial condition, prospects and future expansion plans.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is facing new challenges, including the escalation of the European sovereign debt crisis since 2011. It is unclear whether the European debt crisis can be contained and what effects it may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including the PRC. There have also been concerns over unrest in the Middle East and Africa, which have resulted in higher oil prices and significant market volatility, and concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan.

Economic conditions in the PRC are sensitive to macroeconomic conditions. Since demand for our paid and advertising services are sensitive to macro-economic conditions globally and in the PRC, our business prospects may be affected by the macroeconomic environment. Any prolonged slowdown in the global or PRC economy may have a material adverse effect on our business, results of operations and financial condition, and continued turbulence in the international markets may materially and adversely affect our ability to access the capital markets to meet liquidity needs.

PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

On August 8, 2006, six PRC regulatory authorities, including the CSRC, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the 2006 M&A Rules, which were later amended on June 22, 2009. The 2006 M&A Rules establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, national security review rules issued by the PRC governmental authorities in 2011 require acquisitions by foreign investors of domestic companies engaged in military related or certain other industries that are crucial to national security to be subject to prior security review. According to the MOFCOM Security Review Rules, a security review is required for mergers and acquisitions of PRC domestic enterprises by foreign investors (i) having “national defense and security” concerns, and (ii) where the foreign investors may acquire the “de facto control” of the PRC domestic enterprises having national security concerns such as key farm products, key energy and resources, and key infrastructure, transportation, technology and major equipment manufacturing industries. Circular No.6, however, does not define the term of “key” or “major,” nor has it exhausted all the industries that may be deemed as sensitive industries subject to the security review.

We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules, security review rules, if applicable, and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

We may become a passive foreign investment company, or PFIC, which could result in adverse United States federal income tax consequences to United States Holders (as defined below).

Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a “passive foreign investment company,” or PFIC, for the current taxable year, and we do not expect to become one in the future, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes for any taxable year in which: (i) at least 75% of our gross income in a taxable year is passive income, or (ii) at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Consequences—Passive Foreign Investment Company.”

In addition, there are substantial uncertainties as to the treatment of our corporate structure and ownership of our affiliated consolidated entities for United States federal income tax purposes. If it is determined that we do not own the stock of our affiliated consolidated entities for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we would likely be treated as a PFIC.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, such characterization could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Taxation—Material United States Federal Income Tax Consequences.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. You can sometimes avoid the adverse tax consequences of the PFIC tax rules with respect to the stock you own in a PFIC by electing to treat such PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this election is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Consequences—Passive Foreign Investment Company.”

If we were a PFIC for any year during which a United States Holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such United States Holder held our ADSs or ordinary shares. See “Item 10. Additional Information —E. Taxation—Material United States Federal Income Tax Consequences—Passive Foreign Investment Company.” We cannot assure you that we will not be a PFIC for the current taxable year or any future taxable year. Moreover, the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year. This investigation includes ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, which involves extensive factual investigation and cannot be completed until the close of a taxable year, and therefore, our U.S. counsel expresses no opinion with respect to our PFIC status.

Risks Relating to Our Corporate Structure

Phoenix TV (BVI) owns our Class B ordinary shares with 1.3 votes per share, allowing it and Phoenix TV to exercise significant influence over matters subject to shareholder approval, and their interests may not be aligned with the interests of our other shareholders.

Phoenix TV (BVI), a wholly owned direct subsidiary of Phoenix TV, owns 50.26% of our total issued and outstanding shares as of the date of this annual report on Form 20-F. Moreover, all shares held by Phoenix TV (BVI) are Class B ordinary shares with 1.3 votes per share. As a result, Phoenix TV (BVI) holds 56.77% of the total voting power of our ordinary shares as of the date of this annual report on Form 20-F. Accordingly, Phoenix TV (BVI), and Phoenix TV through Phoenix TV (BVI), have substantial control over the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, and their interests may not align with the interests of our other shareholders. Phoenix TV (BVI) may take actions that are not in the best interest of us or our other shareholders and may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit our other shareholders. This significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors’ perception that conflicts of interest may exist or arise.

We may have conflicts of interest with Phoenix TV and, because of Phoenix TV’s controlling beneficial ownership interest in our company, may not be able to resolve such conflicts on terms favorable for us.

Conflicts of interest may arise between Phoenix TV and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

•

Our board members or executive officers may have conflicts of interest. Certain of our board members and executive officers own shares, restricted share units and/or options in Phoenix TV. Phoenix TV may continue to grant incentive share compensation to certain of our board members and executive officers from time to time. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Phoenix TV and us.

•

Sale of shares in our company. Phoenix TV (BVI) may decide to sell all or a portion of our shares that it beneficially owns to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of certain of our shareholders, including our employees or public shareholders.

•

Competition. We do not have a non-compete agreement with Phoenix TV and therefore neither we nor Phoenix TV is prohibited from entering into competition with each other in respect of our respective current businesses or new businesses.

•

Allocation of business opportunities. Business opportunities may arise that both we and Phoenix TV find attractive, and which would complement our respective businesses. We and Phoenix TV do not have an agreement governing the allocation of new business opportunities presented to us and Phoenix TV in the future, and therefore, it is not certain which company will have the priority to pursue such business opportunities when such opportunities arise.

Although our company is a separate, stand-alone entity, Phoenix TV (BVI), a wholly owned direct subsidiary of Phoenix TV, owns Class B ordinary shares, each of which will be entitled to 1.3 votes on all matter subject to shareholders’ vote, and we operate as a part of the Phoenix TV group. Phoenix TV may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including our company. These decisions may be different from the decisions that we would have made on our own. Phoenix TV’s decisions with respect to us or our business may be resolved in ways that favor Phoenix TV and therefore Phoenix TV’s own shareholders, which may not coincide with the interests of our other shareholders. We may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with non-controlling shareholder. Even if both parties seek to transact business on terms intended to approximate those that could have been achieved among unaffiliated parties, this may not succeed in practice.

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in Internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we would be subject to severe penalties or be forced to relinquish our interests in those operations.

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in Internet and mobile Internet businesses. Specifically, pursuant to the Regulations for Administration of Foreign-Invested Telecommunications Enterprises issued by the State Council issued on December 11, 2001 and amended on September 10, 2008, foreign ownership in an Internet content provider or other value-added telecommunication service providers may not exceed 50%. We conduct our operations in China principally through contractual arrangements among our wholly-owned PRC subsidiary, Fenghuang On-line and two consolidated affiliated entities in the PRC, namely, Yifeng Lianhe and Tianying Jiuzhou, and their respective shareholders. Yifeng Lianhe holds the licenses and permits necessary to conduct our mobile business in China, while Tianying Jiuzhou holds the licenses and permits necessary to conduct our Internet portal, video, mobile Internet business, and Internet advertising and related businesses in China. Our contractual arrangements with Yifeng Lianhe and Tianying Jiuzhou and their respective shareholders enable us to exercise effective control over these entities and hence treat them as our consolidated affiliated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Our Corporate Structure.”

We cannot assure you, however, that we will be able to enforce these contracts. Although we believe we are in compliance with current PRC regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. If the PRC government determines that we do not comply with applicable laws and regulations, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our website, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.

In August 2011, the Ministry of Commerce promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rules, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular No. 6. The MOFCOM Security Review Rules came into effect on September 1, 2011 and replaced the Interim Provisions of the Ministry of Commerce on Matters Relating to the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the Ministry of Commerce in March 2011. According to these circulars and rules, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises having “national security” concerns. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review, the Ministry of Commerce will look into the substance and actual impact of the transaction. The MOFCOM Security Review Rules further prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that our online dating business falls into the scope subject to the security review, and there is no requirement for foreign investors in those mergers and acquisitions transactions already completed prior to the promulgation of Circular No. 6 to submit such transactions to the Ministry of Commerce for security review. As we have already obtained the “de facto control” over our variable interest entities prior to the effectiveness of these circulars and rules and our current business would not have concerns on “national defense and security” or “national security,” we do not believe we are required to submit our existing contractual arrangement to the Ministry of Commerce for security review. However, as these circulars and rules are relatively new and there is a lack of clear statutory interpretation on the implementation of the same, there is no assurance that the Ministry of Commerce will have the same view as we do when applying these national security review-related circulars and rules.

We rely on contractual arrangements with our affiliated consolidated entities in China, and their shareholders, for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interest.

We rely on and expect to continue to rely on contractual arrangements with our affiliated consolidated entities in China and their respective shareholders to operate our Internet and mobile Internet businesses. These contractual arrangements may not be as effective in providing us with control over the affiliated consolidated entities as ownership of controlling equity interests would be in providing us with control over, or enabling us to derive economic benefits from the operations of, the affiliated consolidated entities. If we had direct ownership of the affiliated consolidated entities, we would be able to exercise our rights as a shareholder to (i) effect changes in the board of directors of those entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level, and (ii) derive economic benefits from the operations of the affiliated consolidated entities by causing them to declare and pay dividends. However, under the current contractual arrangements, as a legal matter, if any of the affiliated consolidated entities or any of their shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if shareholders of an affiliated consolidated entity were to refuse to transfer their equity interests in such affiliated consolidated entity to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take a legal action to compel them to fulfill their contractual obligations.

If (i) the applicable PRC authorities invalidate these contractual arrangements for violation of PRC laws, rules and regulations, (ii) any affiliated consolidated entity or its shareholders terminate the contractual arrangements or (iii) any affiliated consolidated entity or its shareholders fail to perform their obligations under these contractual arrangements, our business operations in China would be adversely and materially affected, and the value of your ADSs would substantially decrease. Further, if we fail to renew these contractual arrangements upon their expiration, we would not be able to continue our business operations unless the then current PRC law allows us to directly operate the applicable businesses in China.

In addition, if any affiliate consolidated entity or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of the affiliated consolidated entities undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, our ability to generate revenue and the market price of your ADSs.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our operating entities, and our ability to conduct our business may be negatively affected.

The shareholders of our affiliated consolidated entities may have potential conflicts of interest with us.

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in Internet and mobile Internet businesses. The shareholders of our affiliated consolidated entities are individuals who are PRC citizens. Since we are over 80% owned by foreign investors, none of the shareholders of our affiliated consolidated entities are significant shareholders of our company. In addition, one of the shareholders, Ms. Yinxia Liu, does not own any shares or rights to purchase any shares of our company. Therefore, the interests of these individuals as shareholders of the affiliated consolidated entities and the interests of our company may conflict. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that any conflict of interest will be resolved in our favor. In addition, these individuals may breach or cause the affiliated consolidated entities that they beneficially own to breach or refuse to renew the existing contractual arrangements, which will have an adverse effect on our ability to effectively control our affiliated consolidated entities and receive economic benefits from them. Currently, we do not have existing arrangements to address potential conflicts of interest between these shareholders and our company. We rely on these shareholders to abide by the laws of the Cayman Islands and China. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of the affiliated consolidated entities, we would have to rely on legal proceedings, the outcome of which is uncertain and which could be disruptive to our business.

The contractual arrangements with the affiliated consolidated entities may be subject to scrutiny by the PRC tax authorities and may result in a finding that we owe additional taxes or are ineligible for tax exemption, or both, which could substantially increase our taxes owed and thereby reduce our net income.

Under applicable PRC laws, rules and regulations, arrangements and transactions between related parties may be subject to audits or challenges by the PRC tax authorities. If any of the transactions we have entered into between our wholly-owned subsidiary in China and any of the affiliated consolidated entities and their respective shareholders are determined by the PRC tax authorities not to be on an arm’s length basis, or are found to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, the PRC tax authorities may adjust the profits and losses of such affiliated consolidated entity and assess more taxes on it. In addition, the PRC tax authorities may impose late payment fees and other penalties to such affiliated consolidated entity for under-paid taxes. Our net income may be adversely and materially affected if the tax liabilities of any of the affiliated consolidated entities increase or if it is found to be subject to late payment fees or other penalties.

We may rely on dividends and other distributions on equity paid by our wholly-owned operating subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by Fenghuang On-line, our PRC subsidiary, for our cash requirements, including the funds necessary to service any debt we may incur. If Fenghuang On-line incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Fenghuang On-line currently has in place with the affiliated consolidated entities in a manner that would materially and adversely affect the ability of Fenghuang On-line to pay dividends and other distributions to us. Further, relevant PRC laws, rules and regulations permit payments of dividends by Fenghuang On-line only out of its retained earnings, if any, determined in accordance with accounting standards and regulations of China. Under PRC laws, rules and regulations, Fenghuang On-line is also required to set aside a portion of its net income each year to reserve funds and staff incentive and welfare funds. Fenghuang On-line must set aside at least 10% of after-tax income each year to reserve funds prior to payment of dividends until the cumulative fund reaches 50% of the registered capital. As for staff incentive and welfare funds, the contribution percentage is to be decided by Fenghuang On-line on its own discretion. As a result of these PRC laws, rules and regulations, Fenghuang On-line is restricted from transferring a portion of its net assets to us whether in the form of dividends. As of December 31, 2011, Fenghuang On-line’s restricted reserves totaled RMB20.0 million. These restricted reserves are not distributable as cash dividends. Any limitation on the ability of our operating subsidiary to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

Strengthened scrutiny over acquisition and disposition transactions by the PRC tax authorities may have a negative impact on us or your disposition of our shares or ADS.

Our operations and transactions are subject to review by the PRC tax authorities pursuant to relevant PRC laws and regulations. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. For example, on April 30, 2009, the Ministry of Finance and the State Administration of Taxation jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the State Administration of Taxation issued the Notice on Strengthening the Management on Enterprise Income Tax for Equity Transfers of Non-resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively on January 1, 2008. Pursuant to the two circulars, in the event that we or Phoenix Satellite Television Information Limited dispose of any equity interests in Fenghuang On-line, whether directly or indirectly, we or Phoenix Satellite Television Information Limited may be subject to income tax on capital gains generated from disposition of such equity interests. The PRC tax authorities have the discretion under Circular 59 and Circular 698 to make adjustments to taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of the corresponding investment. If the PRC tax authorities make such an adjustment, our income tax costs will be increased.

By promulgating and implementing the circulars, the PRC tax authorities have strengthened their scrutiny over the direct or indirect transfer by non-resident enterprises of equity interests in PRC resident enterprises. For example, Circular 698 specifies that the PRC State Administration of Taxation is entitled to redefine the nature of an equity transfer where offshore holding vehicles are interposed for tax-avoidance purposes and without reasonable commercial purpose. Further, non-resident enterprises may be required to submit filings with the PRC tax authorities to report their indirect transfer of equity interests in a PRC resident company if certain criteria are met, i.e., where the transferred offshore holding vehicle is incorporated in a tax jurisdiction where the capital gain tax rate is less than 12.5%. It is not clear to what extent the holders of our shares or ADS may be subject to these requirements. We have conducted and may conduct acquisitions and dispositions involving complex corporate structures, and we may not be able to make timely filings with the PRC tax authorities as required. The PRC tax authorities may, at their discretion, impose or adjust the capital gains on us or the holders of our shares or ADS or request us or the holders of our shares or ADS to submit additional documentation for their review in connection with any relevant acquisition or disposition, and thus cause us or the holders of our shares or ADS to incur additional costs.

Risks Relating to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and materially and adversely affect our competitive position.

Since substantially all of our business operations are conducted in China, our business, financial condition, results of operations and prospects are significantly affected by economic, political, social and legal developments in China, and by continued growth in China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the degree of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange;

•	access to financing; and

•	the allocation of resources.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on our operations. For example, our results of operations and financial condition may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, in the past the PRC government has implemented certain measures, including increases in interest rates and the reserve requirement ratio of the People’s Bank of China, or the PBOC, to control the pace of growth. For instance, from late 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the statutory deposit reserve ratio of the PBOC and imposing commercial bank lending guidelines, which had the effect of slowing the growth of credit availability. More recently, from early 2010 to mid-2011, the PBOC increased the statutory reserve ratio in order to control China’s rapid growth.

It is unclear whether PRC economic policies will be effective in sustaining stable economic growth in the future. In addition, other economic measures, as well as future actions and policies of the PRC government, could also materially affect our liquidity and access to capital and our ability to operate our business. Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in China.

Uncertainties with respect to the PRC legal system could limit the protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike in the common law system, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct substantially all of our business through our subsidiary and consolidated affiliates and their subsidiaries established in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of Chinese administrative and court proceedings and the level of legal protection we enjoy in China than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our employees, business partners, customers and suppliers. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

Fluctuations in exchange rates of the Renminbi could materially affect our reported results of operations.

The exchange rates between the Renminbi and the U.S. dollar, Euro and other foreign currencies is affected by, among other things, changes in China’s political and economic conditions. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi was permitted to fluctuate within a band against a basket of certain foreign currencies. As a result, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. For almost two years after July 2008, the RMB traded within a very narrow range against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase RMB exchange rate flexibility. However, it remains unclear how this flexibility might be implemented. In 2011, the RMB appreciated 4.86% against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

As we may rely on dividends and other fees paid to us by our subsidiary and affiliated consolidated entities in China, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we received from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes or commercial reasons, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. For example, the foreign currency exchange gain recorded in our statement of operations increased significantly from RMB0.3 million for 2010 to RMB19.3 million for 2011. The increase was mainly due to RMB appreciation during the period because we converted the majority of the net proceeds from our initial public offering into RMB, which is being held by Phoenix New Media Limited whose functional currency is the U.S. dollar. Our results of operations are sensitive to changes in exchange rates of the Renminbi. Future fluctuations that are adverse to us could have a material adverse effect on our results of operation, financial condition or liquidity.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China, based on United States or other foreign laws, against us, our management or the experts named in this annual report.

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our senior executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon our senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of legal judgments.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the net proceeds from our initial public offering to make loans or additional capital contributions to our PRC subsidiary and affiliated consolidated entities.

In utilizing the net proceeds from our initial public offering, as an offshore holding company of our PRC subsidiary and affiliated consolidated entities, we may make loans to our PRC subsidiary and affiliated consolidated entities, or we may make additional capital contributions to our PRC subsidiary. Any loans to our subsidiary or affiliated consolidated entities in China are subject to PRC regulations, registrations and/or approvals. For example, loans by us, as an offshore holding company, to our affiliated consolidated entities must be approved by the relevant government authorities and registered with the State Administration of Foreign Exchange or SAFE, or its local counterpart. If we provide loans to our PRC subsidiary, the total amount of such loans may not exceed the difference between its total investment as approved by the foreign investment authorities and its registered capital at the time of the provision of such loans. Such loans need to be registered with the SAFE which usually takes no more than 20 working days to complete. The cost of completing such registration is minimal. We may also determine to finance our PRC subsidiary by means of capital contributions. These capital contributions must be approved by the Ministry of Commerce or its local counterpart. Because the affiliated consolidated entities are domestic PRC enterprises, we are not likely to finance their activities by means of capital contributions due to regulatory issues relating to foreign investment in domestic PRC enterprises, as well as the licensing and other regulatory issues. We cannot assure you that we can obtain the required government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiary or any of the affiliated consolidated entities. If we fail to receive such registrations or approvals, our ability to use the net proceeds from our initial public offering and to fund our operations in China would be negatively affected which would adversely and materially affect our liquidity and our ability to expand our business.

In addition, on August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC, unless it is provided for otherwise. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. We expect that if we convert the net proceeds we receive from our initial public offering into Renminbi and repatriate these funds into China pursuant to SAFE Circular 142, our use of Renminbi funds will be for purposes within the approved business scope of our PRC subsidiary. Such business scope permits our PRC subsidiary to provide technical and operational support to our affiliated consolidated entities. However, we may not be able to use such Renminbi funds to make equity investments in the PRC through our PRC subsidiary.

If the PRC government finds that our PRC beneficial owners are subject to the SAFE registration requirement under SAFE Circular No. 75 and the relevant implementing rules and our PRC beneficial owners fail to comply with such registration requirements, such PRC beneficial owners may be subject to personal liability, our ability to acquire PRC companies or to inject capital into our PRC subsidiary may be limited, our PRC subsidiary’s ability to distribute profits to us may be limited, or our business may be otherwise materially and adversely affected.

SAFE has promulgated several regulations, including the Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, or SAFE Circular No. 75, effective on November 1, 2005, and the relevant implementing rules thereunder. These regulations require PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside of China, referred to as an “offshore special purpose company”, for the purpose of acquiring any assets of or equity interest in PRC companies and raising funds from overseas. PRC residents may also register with competent local SAFE branch after the establishment of such offshore special purpose company, provided that there shall be no material change to the capital or equity of the offshore special purpose company before completion of such registration. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend his or her SAFE registration with the local SAFE branch, with respect to any material events of that offshore special purpose company, such as any increase or decrease of its capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. Furthermore, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of a SAFE registration by the offshore special purpose company’s shareholders who are PRC residents in a timely manner. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Foreign Exchange Registration of Offshore Investment by PRC Residents”.

Based on the opinion of our PRC counsel, Zhong Lun Law Firm, we understand that the aforesaid registration requirement under SAFE Circular No. 75 and the relevant implementing rules do not apply to our PRC subsidiary or our PRC resident beneficial owners due to the following reasons: (i) our company was incorporated and controlled by Phoenix TV, a Hong Kong listed company, rather than any PRC residents defined under SAFE Circular No. 75; (ii) none of the former or current shareholders of our PRC consolidated affiliated entities established or acquired interest in our company by injecting the assets of, or equity interest in, our consolidated affiliated entities; and (iii) all of our PRC resident beneficial owners obtained interest in our company through exercise of options granted to them under our employee share option plan. However, we cannot assure you that the PRC government would hold the same opinion as us, and the relevant government authorities have broad discretion in interpreting these rules and regulations. If SAFE or any of its local branches requires our PRC resident beneficial owners to register their interest in our company pursuant to SAFE Circular No 75 and the related implementing rules, we will request our PRC resident beneficial owners to make the necessary registration, filings and amendments as required. However, we cannot provide any assurances that these PRC resident beneficial owners will apply for and complete any applicable registrations, filing and amendments. The failure or inability of such PRC resident beneficial owners to do so may subject our PRC subsidiary to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Failure to comply with PRC regulations regarding the registration requirements for stock incentive plans may subject the plan participants or us to fines and other legal or administrative sanctions.

Under the applicable PRC regulations, “domestic individuals” (including PRC residents and non-PRC residents who reside in the PRC for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) who participate in an stock incentive plan in an overseas publicly-listed company are required to register with the SAFE and complete certain other procedures. These participants should retain a PRC domestic agent, which can be a subsidiary of the overseas listed company in China, to handle various foreign exchange matters associated with their stock incentive plans. In addition, such domestic individuals shall also retain an overseas entrusted institution to handle matters in connection with the exercise or sale of stock options for the stock incentive plan participants. The PRC domestic agents should, on behalf of the domestic individuals, apply annually to the SAFE or its competent local branches for a quota for the conversion and/or payment of foreign currencies in connection with the domestic individuals’ exercise of the employee stock options. The foreign exchange proceeds received by the domestic individuals from sale of shares under the stock incentive plans granted by the overseas listed companies must be remitted into the bank accounts in China opened by PRC domestic agents. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—SAFE Regulation on Stock Incentive Plan.” We and our employees who are “domestic individuals” participating in stock incentive plans are subject to these regulations. If we or such employees fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions.

The approval of the China Securities Regulatory Commission, or the CSRC, may have been required in connection with our initial public offering. Our failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.

According to the 2006 M&A Rules, an offshore special purpose vehicle, or SPV, refers to an overseas company controlled directly or indirectly by domestic companies or individuals for purposes of overseas listing of equity interests in domestic companies (defined as enterprises in the PRC other than foreign invested enterprises). If an SPV purchases, for the purpose of overseas listing and by means of paying consideration in shares of such SPV, domestic interests held by PRC domestic companies or individuals controlling such SPV, then the overseas listing by the SPV must obtain the approval of the CSRC. However, the applicability of the 2006 M&A Rules with respect to CSRC approval is unclear. The CSRC currently has not issued any definitive rule concerning whether offerings like the offering contemplated by our company are subject to the 2006 M&A Rules and related clarifications.

Our PRC counsel, Zhong Lun Law Firm, has advised us that the 2006 M&A Rules do not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the New York Stock Exchange, given that:

•	the CSRC approval requirement applies to SPVs that acquired equity interests in PRC companies through share exchanges and seek overseas listing;

•	our PRC operating subsidiary was incorporated indirectly by Phoenix TV, a Hong Kong-listed company, rather than a SPV as defined under the 2006 M&A Rules; and

•

our PRC operating subsidiary was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition by our company of the equity interest or assets of any “domestic company” as defined under the 2006 M&A Rules, and no provision in the 2006 M&A Rules classifies the contractual arrangements between our PRC operating subsidiary and each of the affiliated consolidated entities as a type of acquisition transaction falling under the 2006 M&A Rules.

Our PRC counsel has further advised us that there are uncertainties regarding the interpretation and application of relevant PRC laws, regulations and rules. If the CSRC subsequently determines that its prior approval is required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict sending the proceeds from our initial public offering into China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs

We cannot predict when the CSRC may promulgate additional rules or other guidance, if at all. Implementing rules or guidance, to the extent issued, may fail to resolve current ambiguities under this new PRC regulation. Uncertainties and/or negative publicity regarding this new PRC regulation could have a material adverse effect on the trading price of our ADSs.

The approval of the Ministry of Commerce may be required in connection with the establishment of our contractual arrangements with the affiliated consolidated entities. Our failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.

The 2006 M&A Rules also provide that approval by the Ministry of Commerce is required prior to a foreign company acquiring a PRC domestic company where the foreign company and the domestic company have the same de facto controlling person(s) that are PRC domestic individual(s) or enterprise(s). The applicability of the 2006 M&A Rules with respect to the Ministry of Commerce’s approval is unclear.

Our PRC legal counsel has advised us that an approval from the Ministry of Commerce is not required under 2006 M&A Rules for our contractual arrangements among our PRC operating subsidiary and each of the affiliated consolidated entities, based on their understanding of the current PRC laws, rules and regulations, given that our PRC operating subsidiary was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition by our company of the equity interest or assets of any “domestic company” as defined under the 2006 M&A Rules, and no provision in the 2006 M&A Rules classifies the contractual arrangements between our PRC operating subsidiary and each of the respective affiliated consolidated entities as a type of acquisition transaction falling under the 2006 M&A Rules.

However, if the Ministry of Commerce subsequently determines that its prior approval was required for our contractual arrangements with the affiliated consolidated entities, we may face regulatory actions or other sanctions from the Ministry of Commerce or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on us and the affiliated consolidated entities, require us to restructure our ownership structure or operations, limit our operations, delay or restrict sending the net proceeds from our initial public offering into China, or take other actions. These regulatory actions could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiary. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, approval from the SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Dividends we receive from our operating subsidiary located in the PRC may be subject to PRC withholding tax.

The PRC Enterprise Income Tax Law, or the EIT Law, provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council of the PRC has reduced such rate to 10% through the implementation regulations. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our subsidiary located in the PRC. Thus, dividends paid to us by our subsidiary in China may be subject to the 10% income tax if we are considered as a “non-resident enterprise” under the EIT Law. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiary in China, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

We may be deemed a PRC resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would treat us as a PRC resident enterprise. Despite the present uncertainties as a result of limited guidance from PRC tax authorities on the issue, we do not believe that our legal entities organized outside of the PRC should be treated as residents under the EIT Law. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations.

Dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws.

Under the EIT Law and implementation regulations issued by the State Council, PRC withholding tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. The implementation regulations of the EIT Law set forth that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interest of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered a PRC tax resident enterprise for tax purposes, the dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, may be treated as income derived from sources within the PRC and be subject to PRC withholding tax. Furthermore, it is unclear in these circumstances whether holders of our ordinary shares or ADSs would be able to claim the benefit of income tax treaties entered into between China and other countries or regions. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

We may be required to register our operating offices not located at our residence addresses as branch companies under PRC law.

Under PRC law, a company setting up premises outside its resident address for business operations must register such operating offices with the relevant local industry and commerce bureau at the place where such premises are located as branch companies and shall obtain business licenses for such branches. Our affiliated consolidated entities have operations at locations other than their respective resident addresses. If the PRC regulatory authorities determine that we are in violation of relevant laws and regulations, we may be subject to relevant penalties, including fines, confiscation of income, and suspension of operation. If we are subject to these penalties, our business, results of operations, financial condition and prospects could be materially and adversely affected.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

Auditors of companies that are registered with the US Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the United States Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditors As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Recent press reports concerning possible increased scrutiny by Chinese authorities of the variable interest entity, or VIE, structure used by us and various other Chinese companies publicly-traded in the United States appear to have created concern among investors and caused the price of our common stock to drop, and such reports may have such an effect in the future.

We operate a VIE structure in which substantially all of our operations in China are conducted by our affiliated consolidated entities, in which we do not own any equity interest, through our contractual arrangements. In the past several months, various prominent Western news outlets have reported that the PRC Ministry of Commerce and the China Securities Regulatory Commission, among other Chinese regulatory authorities, may be considering increased scrutiny or enhanced regulation of Chinese companies that use VIE structures as a means of complying with Chinese laws prohibiting or restricting foreign ownership of certain businesses in China, including businesses we are engaged in such as Internet information, content and services, online and mobile advertising, and mobile Internet and other value-added telecommunication services. Some of such news reports have also sought to draw a connection between recent widely reported accounting issues at certain Chinese companies and the use of VIE structures. Such news reports appear to have had the effect of causing significant drops in the market prices of the shares of several Chinese companies, including us, that are publicly-traded in the United States. We believe even if any such Chinese regulatory authorities were to increase scrutiny of VIE structures or adopt regulations specifically governing their use, the possibility is remote that any such scrutiny would have a material adverse impact on us or cause us to change our existing operational structure in any materially adverse way. However, it is possible that there will be such increased scrutiny or enhanced regulation in the future. In addition, while we are not aware of any causal connection between the recently reported accounting scandals and the use of VIE structures, it is possible that investors in our common stock will believe that such a connection exists. Any of such circumstances could lead to further loss of investor confidence in Chinese companies such as ours and cause fluctuations in the market prices of our common stock and, if such prices were to drop sharply, could subject us to shareholder litigation, which could cause the price for our shares to drop further.

Risks Relating to Our ADSs

The market price for our ADSs may be volatile which could result in a loss to you.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors, including the following:

•	announcements of competitive developments;

•	regulatory developments in China affecting us, our clients or our competitors;

•	announcements regarding litigation or administrative proceedings involving us;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	addition or departure of our executive officers;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of the date of this annual report on Form 20-F, we have 631,426,437 ordinary shares outstanding, including 317,325,360 Class B ordinary shares and 314,101,077 Class A ordinary shares part of which are represented by 23,241,558 ADSs. All ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding are available for sale upon the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. In addition, ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

In addition, certain of our shareholders or their transferees and assignees will have the right to cause us to register the sale of their shares under the Securities Act upon the occurrence of certain circumstances. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Private Placement.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 1.3 votes per share. Phoenix TV (BVI), which is wholly owned by Phoenix TV, holds Class B ordinary shares, each of which is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting rights attached to these two classes, Phoenix TV (BVI) has significant voting rights over matters requiring shareholder approval, including the election and removal of directors and certain corporate transactions, such as mergers, consolidations and other business combinations. This concentrated control could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Anti-takeover provisions in our articles of association may discourage a third party from offering to acquire our company, which could limit your opportunity to sell your ADSs at a premium.

Our currently effective, second amended and restated articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction.

For example, our board of directors have the authority, without further action by our shareholders, to issue preference shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preference shares could thus be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if our board of directors issues preference shares, the market price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be adversely affected.

As a foreign private issuer, we are permitted to, and we may, rely on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers. This may afford less protection to holders of our ordinary shares and ADSs.

The NYSE Listed Company Manual in general require listed companies to have, among other things, a majority of its board be independent, an audit committee consisting of a minimum of three members and a nominating and corporate governance committee consisting solely of independent directors. As a foreign private issuer, we are permitted to follow, and we follow, certain home country corporate governance practices instead of the above requirements of the NYSE Listed Company Manual. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors or the implementation of an audit committee or nominating and corporate governance committee. We rely upon the relevant home country exemption and exemptions afforded to controlled companies in lieu of certain corporate governance practices, such as having less than a majority of the board be independent and establishing an audit committee consisting of two independent directors. As a result, the level of independent oversight over management of our company may afford less protection to holders of our ordinary shares and ADSs.

As a foreign private issuer, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer.

As a foreign private issuer, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic issuers, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, the executive compensation disclosure requirements to which we will be subject under Form 20-F will be less rigorous than those required of U.S. issuers under Form 10-K. Furthermore, in the fiscal years ending on or after December 15, 2011, foreign private issuers will not be required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation FD, aimed at preventing issuers from making selective disclosures of material information. Although we intend to make quarterly reports available to our shareholders in a timely manner and are required under the Exchange Act to provide current reports on Form 6-K, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our second amended and restated memorandum and articles of association, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. Furthermore, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. As a result, public shareholders may have more difficulties in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a Delaware company.

Judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. Moreover, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of United States courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, there is uncertainty as to whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

Holders of ADSs must act through the depositary to exercise their rights as shareholders of our company.

Holders of our ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement for the ADSs. Under our second amended and restated memorandum and articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless:

•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders.

The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends or other distributions if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive any such distribution.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Phoenix TV registered the domain name phoenixtv.com for its corporate website in 1998. Tianying Jiuzhou began operating this website after its establishment in April 2000. As part of the reorganization before its initial public offering, in September 1999, Phoenix TV incorporated Phoenix Satellite Television Information Limited in the British Virgin Islands to be the holding company of its new media business.

In November 2005, Mr. Shuang Liu, a vice president of Phoenix TV, was appointed to lead Phoenix TV’s new media business. Upon his appointment, Mr. Liu began implementing his vision to transform the business from a mere corporate website of Phoenix TV into a new media company capitalizing on the future of new media convergence. Yifeng Lianhe was established in June 2006 to provide new media mobile services in China. In July 2007, Tianying Jiuzhou registered the domain name ifeng.com and redirected the traffic of phoenixtv.com and phoenixtv.com.cn to ifeng.com.

On November 22, 2007, Phoenix New Media Limited, an exempted limited liability company, was incorporated in the Cayman Islands as a subsidiary of Phoenix TV to be the holding company for its new media business. In May 2008, Phoenix Satellite Television (B.V.I.) Holding Limited transferred the sole outstanding share of Phoenix Satellite Television Information Limited to us in exchange for 319,999,999 ordinary shares of our company.

Fenghuang On-line was established in December 2005. On December 31, 2009, Fenghuang On-line entered into a series of contractual arrangements with each of our affiliated consolidated entities, Tianying Jiuzhou and Yifeng Lianhe, and their respective shareholders to govern our relationships with the affiliated consolidated entities, at which time we became operational in our current corporate structure. These contractual arrangements allow us to effectively control the affiliated consolidated entities and to derive substantially all of the economic benefits from them. See “—C. Organizational Structure – Contractual Arrangements with Our Affiliated Consolidated Entities”.

On May 12, 2011, our ADSs began trading on the New York Stock Exchange under the ticker symbol “FENG.” We closed our initial public offering on May 17, 2011 and the underwriters subsequently exercised their over-allotment option on June 8, 2011. We issued and sold a total of 13,415,125 ADSs in these transactions, representing 107,321,000 Class A ordinary shares in the form of ADSs, raising US$137.2 million in proceeds to us before expenses but after underwriting discounts and commissions.

Our principal executive offices are located at Fusheng Building 2, 16th Floor, 4 Hui Xin Dong Jie, Chaoyang District, Beijing 100029, People’s Republic of China. Our telephone number at this address is +(86) 10 8445 8446. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 20017.

B.	Business Overview

We are a leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, we enable consumers to access professional news and other quality information and UGC, on the Internet and through their mobile devices. We also transmit our UGC and in-house produced content to TV viewers primarily through Phoenix TV. Our platform includes our ifeng.com channel, consisting of our ifeng.com website, our video channel, comprised of our dedicated video vertical and video services and applications, and our mobile channel, including our mobile Internet website, MIVAS and mobile applications.

According to iResearch, our online monthly unique visitors increased from 106.0 million in December 2010 to 182.4 million in December 2011. We have also ranked fourth among all portals in China in terms of monthly effective user time spent since October 2011, according to iResearch. Our brand, “ifeng.com” (鳳凰網) was awarded a “Top 10 New Media Brand Award” by MOC, SARFT, GAPP and the Beijing Municipal Government at the fourth New Media Festival in November 2011. The appeal of our brand is enhanced by its affiliation with the “Phoenix” (鳳凰) brand of Phoenix TV. We earn revenues from advertising and paid services, which accounted for 49.0% and 51.0% of our total revenues, respectively, in 2011.

Our net advertising revenues collectively accounted for 31.1%, 38.7% and 49.0% of our total revenues in 2009, 2010 and 2011, respectively. Our advertising solutions present brand advertisers with opportunities to access our user base with the consumer targeting capabilities of the Internet. We provide advertising services through our online and video channels primarily, and to a small extent, through our mobile channel. We recognize revenues from our advertising services on a net basis, deducting the agency service fees we pay to advertising agencies. Driven by the growth in our number of advertisers, which reached 319, 502 and 558 as of December 31, 2009, 2010 and 2011, respectively, our net advertising revenues increased from RMB81.6 million in 2009, to RMB204.4 million in 2010, and to RMB465.8 million (US$74.0 million) in 2011.

We offer a wide variety of paid services all of our channels, including (i) mobile Internet value-added services, or MIVAS, which include our digital reading services, mobile game services and wireless value-added services, or WVAS, such as messaging-based services (SMS and MMS), as well as Internet value-added services; (ii) video value-added services, or video VAS, which consists of our online video paid services, our mobile video paid services and video content sales. We derived 91.7% and 8.3% of our paid service revenues, respectively, from our MIVAS and video VAS in 2011. We generate the majority of our paid service revenues from our WVAS, digital reading services, mobile games and mobile video paid services by providing content to mobile device users and collecting revenue shares from the relevant mobile operator. We also earn a significant amount of paid service revenues in the form of fixed fees from China Mobile, for digital reading services. These offerings have driven the growth of our paid service revenues from RMB180.7 million in 2009, to RMB324.3 million in 2010, and to RMB484.8 million (US$77.0 million) in 2011.

Our Relationship with Phoenix TV

We are a subsidiary of Phoenix TV, a leading Hong Kong-based satellite TV network broadcasting Chinese language content globally and into China. Phoenix TV indirectly owns 50.26% of our ordinary shares and 56.77% of the voting power of our ordinary shares as of the date of this annual report. Fenghuang On-line and Phoenix TV entered into a cooperation agreement, or the Phoenix TV Cooperation Agreement, on November 24, 2009. Under this agreement, Fenghuang On-line and Phoenix TV agreed to certain cooperative arrangements in the areas of content, branding promotion and technology, and Phoenix TV agreed to procure, and procured, its subsidiaries, Phoenix Satellite Television Company Limited and Phoenix Satellite Television Trademark Limited, to enter into the Content License Agreements and Trademark License Agreements, respectively, with each of our affiliated consolidated entities on November 24, 2009.

We have a mutually beneficial relationship with Phoenix TV. We and Phoenix TV share a common vision of the convergence of traditional and new media channels, and work together to realize this vision. While we furnish Phoenix TV with access to our new media delivery channels, Phoenix TV enables us to display our proprietary content on its TV programs. Pursuant to the Content License Agreements, Phoenix Satellite Television Company Limited has also granted each of our affiliated consolidated entities an exclusive license to use its content on our Internet and mobile channels in China. These licenses help to distinguish our content offerings from those of other Internet and new media companies in China. We believe that our and Phoenix TV’s active promotion of one another’s brands on our respective Internet-enabled and TV platforms helps to grow our combined audience synergistically. For more information about the terms of each of the Phoenix TV Cooperation Agreement, the Content License Agreements and the Trademark License Agreements, see “—C. Organizational Structure—Our Relationship with Phoenix TV.” For more information about the risks associated with our relationship with Phoenix TV, see “Item 3 Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may not be able to receive the same level of support from Phoenix TV in the future. We could lose our exclusive license to Phoenix TV’s content, which would have a material adverse effect on our video VAS business, which accounted for 4.2% of our total revenues in 2011, and would also negatively affect our video advertising business. Together these impacts could have a material adverse effect on our business and results of operations” and “Item 3 Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—“We may have conflicts of interests with Phoenix TV and, because of Phoenix TV’s controlling interest in our company, may not be able to resolve such conflicts on terms favorable to us.”

Our Content

We strive to deliver the most up-to-date, in-depth, exclusive and thought-provoking content to our users. Content selection, editing and production are core focuses of our business. We obtain our content from four sources: third-party professional media companies, Phoenix TV, our in-house production and UGC. The content we acquire covers a wide spectrum of user-targeted subjects, including news, current affairs, finance, technology, automobiles, fashion and entertainment, among others. We believe that we have provided the earliest video and text media coverage among Chinese media companies of certain major world events. We are uniquely positioned among our peers in China to be able to distribute our content on TV. We feed a substantial amount of in-house produced content and UGC to a number of Phoenix TV’s regular prime-time programs each day. We also provide our in-house produced content and UGC to Chinese TV networks, such as CCTV and Hunan TV, from time to time.

Third-Party Professional Content. We have entered into content licensing agreements with approximately 602 professional content providers in aggregate. We obtain our print content from major Chinese print media and news wires and selected international sources. Our Chinese content sources include companies such as China News Service, 21st Century News Group, Xinhua News Agency and the People’s Daily, as well as China’s top ten image providers. Our international sources include Reuters, The Associated Press and Agence France Presse, among others. The video content we source from third parties is primarily comprised of news and documentaries, which cater to our users’ preferences. We obtain our third-party video content from major Chinese television broadcasters, such as CCTV, Zhejiang Satellite TV and Beijing Satellite TV. The content that we source from professional third parties comprises the majority of the content on our website.

Phoenix TV Content. Phoenix Satellite Television Company Limited, a wholly owned subsidiary of Phoenix TV, has granted each of our affiliated consolidated entities an exclusive license effective until March 2016 to use its copyrighted content on our Internet and mobile channels in China, pursuant to the Content License Agreements. All of the content we obtain from Phoenix TV is video content. Since Phoenix TV’s satellite landing rights in China, outside of Guangdong Province, are limited to international residences and hotels, our integrated platform provides a convenient alternative means for people in China to view Phoenix TV’s programs. We offer live streaming broadcasts of the Phoenix Chinese Channel and the Phoenix NewsInfo Channel on ifeng.com, and deliver updated clips from a broad range of Phoenix TV’s programs on both our Internet and mobile channels. We are also able to leverage Phoenix Satellite’s global media resources, particularly for our news and finance channels.

Self-developed content. We produce investigative reports, exclusive video programs and event-based coverage in-house. We frequently conduct interviews with government officials, thought leaders, celebrities and other compelling public figures and we have provided coverage on hundreds of conferences and forums. We transmit a considerable amount of our in-house produced content to Phoenix TV on a frequent basis and to certain Chinese TV networks from time to time.

UGC. UGC adds an important interactive component to the content we deliver. We generate text UGC through our discussion forum, blog, micro-blog, light-blog, comment-posting and user survey services. We feed UGC from our discussion forums, surveys, micro-blogs, light-blog and comment postings to Phoenix TV on a number of its regular TV programs.

Content Editing and Production

Content editing and production are critical components of our content production process. We had a team of 336 editors as of December 31, 2011 organized generally by interest-based vertical. We believe that we possess a strong ability to select and distill compelling news stories and frame issues for our users in a distinctive way. Beyond distributing a large amount of news and information in a timely fashion, we provide independent social commentary and analyses. We edit our videos, primarily consisting of news, documentaries and interviews, into short clips. We organize our content by interest-based vertical and segment it further by featured topic. We actively combine text, image and video content and integrate interactive UGC, aimed at producing an engaging user experience.

Content Monitoring

We implement monitoring procedures to remove inappropriate or illegal content, including UGC from our discussion forum, blog, micro-blog, light-blog, comments postings and user survey services. Our content screening team consists of 48 part-time and full-time editors who are responsible for monitoring and preventing the public release of inappropriate illegal content. Text and images are screened by our content screening team, which reviews the content on a 24-hour, 3-shift basis and employs monitoring procedures, including (i) technology screening, where a text filtering system screens content based on pre-set key words and identifies suspected information; and (ii) manual review, where the content that passes the technology screening is reviewed by the content screening team and the flagged content identified by our technology is reviewed and confirmed before it can be released.

Our Channels and Services

We provide our content and services through three major channels, including our online channel at ifeng.com, our video channel and our mobile channel, and also transmit our content to TV viewers, primarily through Phoenix TV. Together, these channels form a single converged platform providing integrated text, image and video content, and employing a variety of interactive formats to create a rich, personalized and hands-on experience for our users. We derive advertising revenues through our ifeng.com and video channels and, to a small extent, through our mobile channel. We generate paid service revenues primarily through our mobile and video channels (MIVAS and video VAS). In addition, we include revenues from Internet value-added services in our revenues from MIVAS.

Our ifeng.com Channel

Our ifeng.com channel consists of our website at ifeng.com, which comprises our interest-based and interactive verticals.

Interest-based Verticals. We currently provide over 40 interest-based verticals, each of which features integrated text, image and video content and embedded interactive services, such as user surveys and comment postings. Since ifeng.com is but one of multiple access points to our converged platform, our users can also access a significant portion of our interest-based verticals’ content through our mobile channel, including 3g.ifeng.com and MIVAS, and can view in-house produced content and UGC created on these verticals on Phoenix TV’s regular programs. Our most popular verticals include:

•

News. Our news vertical has been ranked the number one Chinese news website in terms of daily page views since July 2010 by Alexa.com. Through ifeng News, users have easy access to breaking new coverage from multiple sources and points of view. Our news vertical also features a large amount of in-depth special reports and embedded interactive services. For our special reports, we not only have dedicated teams deliver in-depth analysis and reports, but also integrated user surveys and comment postings into the featured website, which are often was transmitted to and displayed on Phoenix TV.

•

Finance. Our finance vertical provides up-to-date information about financial news, securities and personal finance. We have formed relationships with individual industry leaders who contribute to our in-depth reports and discussions we feature on our finance vertical. We also obtain independent finance content from Phoenix TV. ifeng Finance also offers stock quotes from the major exchanges, as well as breaking news from individual listed companies.

•

Automobiles. ifeng Auto offers the latest automobile-related news and information to provide car buyers and automobile enthusiasts with the most current information on automotive pricing, reviews and featured guides.

•

Entertainment. Our entertainment vertical spans greater China and strives to cover entertainment news and developments in China, Hong Kong, Taiwan and globally among the Chinese community. This vertical provides broad coverage of the latest entertainment news, including dining, movies, television programs, plays, operas, as well as popular and classical music. It features our in-house produced video program of candid celebrity interviews. We also transmit content from our entertainment vertical to Phoenix TV for use on its “Entertainment Whirlwind” ( ) and “Phoenix Info List” ( ) programs and our “Real Talk” ( ) interviews have been shown on Beijing Satellite TV.

•

Fashion. Our fashion vertical provides coverage on fashion, beauty, weight loss, luxury goods, travel, furniture, art and other popular topics, all centered on the theme of refined lifestyle. It offers information on international fashion trends and new fashion concepts. Our fashion vertical covers a variety of luxury topics, including wines, cigars, high-end brand apparel and accessories, as well as services aimed at the high net worth population. It also provides real-time coverage of major world fashion events, bringing users the latest information on styles and trends. Our fashion vertical also contributes UGC to Phoenix TV’s “Trendy Guide” ( ) TV program.

•

Military affairs. Our military affairs vertical provides updated information and commentary on military affairs and defense matters and targets a broad audience, from military professionals to hobbyists. It also provides UGC content to Phoenix TV’s “Military Observatory Post” ( ) TV program.

•

History. Our history vertical provides content about Chinese and international modern history. We investigate relatively unexplored historical turning points and events and provide in-depth analyses of historical figures and events. Phoenix TV’s high quality history programs are one of the sources of material for this vertical.

•	Commentary. Our commentary vertical delivers critical news commentary, providing explanations of current events and distilling core news topics for our users.

•

Real Estate. Our real estate vertical focuses on ways to improve one’s living environment and provides real estate information across geographic regions. It features a database with up-to-date information for home-buyers. It also provides information on vacation homes, overseas real estate, real estate finance and investments, industry summits and forums.

•

Digital Books. Our digital books vertical features information on book publications, book reviews, a list of best-sellers and user-generated literature. It also provides access to chapters of several thousand books.

•

Philanthropy. Social responsibility is an important part of our corporate philosophy and brand image. Our philanthropy vertical is dedicated to providing information on corporate social responsibility and environmental protection to Chinese people worldwide. This vertical also features coverage of our “Forever Happiness” ( ) charity events for supporting education in indigenous areas in China.

•

Buddhism. We offer the only vertical on Buddhism among China’s major Internet content and service providers. Our Buddhism vertical promotes compassion and aestheticism, invokes respect and honor for Buddhism followers regardless of their background.

Interactive Services. Our interactive services aim at turning our website into an active venue for social networking and community interaction. These services allow our users to interact with the content we provide, opening up avenues for lively exchange of information. Our micro-blog, light-blog and comment posting services are available on both our Internet and mobile channels. Also through our converged platform, we feed a substantial amount of UGC to prime-time programs of Phoenix TV on a daily basis. By furnishing an engaging user experience across Internet, mobile and TV channels, we believe that community-based interactive services increase user loyalty and stickiness. We currently offer the following interactive services:

•

Blog. Our blog site, blog.ifeng.com, is our most popular interactive service. The site integrates the writings of Phoenix TV’s renowned reporters and commentators with the views of bloggers from within China and abroad.

•

Micro-blog. Our micro-blog site, t.ifeng.com, is an interactive social networking platform for registered users. Users can send and receive messages in the form of text (up to 140 Chinese characters) and multimedia (photo, video and music) content to and from their opted-in followers.

•

Light-blog. Our light-blog site, k.ifeng.com, is a light-blogging platform which allows registered users to share short texts, posts, images and video content, as well as discover and connect with friends who share similar interests or hobbies.

•

User surveys. Our user surveys allow users to express their opinions on topics featured on our ifeng.com and mobile channels, view up-to-date opinion polls of users generally and compare their views with those of our user community at large. We offer opinion surveys on major featured topics on most of ifeng.com and v.ifeng.com. Our survey results also frequently appear on Phoenix TV’s programs.

•

Comment posting. Our comment posting feature allows registered users to post their reactions to and thoughts on our articles and videos and browse the input of other members of the ifeng.com community. Our comment postings also frequently appear on Phoenix TV’s programs.

•

Discussion forum. Our discussion forum, bbs.ifeng.com, is an interactive feature for rapidly accumulating content centered around current discussion topics. Our discussion forum UGC also frequently appears on Phoenix TV’s programs.

Personalized Features. Our “personal center” at my.ifeng.com currently offers a series of personalized features. These include enabling registered users to form a personal community and customize ifeng.com content and services to meet their preferences, providing quick access to, and updates on, discussion forums and blogs in which the user has participated, and allowing users to add friends, see their friends’ most recent activities on ifeng.com and share recommended articles, etc.

Our Video Channel

Our video channel is comprised of our (i) dedicated online video vertical at v.ifeng.com, (ii) mobile video paid services and mobile video application and (iii) video content sales business. We offer our video VAS paid services through our video channel, which include our online subscription and pay-per-view services, our mobile subscription and pay-per-view video services and video content sales.

Our v.ifeng.com Vertical

Our v.ifeng.com vertical offers four categories of video products and services, namely (i) free online video on demand, or VOD, (ii) live Phoenix TV broadcasts, (iii) subscription online video service and (iv) pay-per-view online video service. We organize and present video content, supplemented by text, images, user surveys and comment postings on our v.ifeng.com vertical to create a value-added user experience that we believe is richer than that of watching traditional TV. According to iResearch, our v.ifeng.com site received 31.1 million average daily page views and the number of average daily unique visitors to our v.ifeng.com site increased by 112.5% from 3.2 million in December 2010 to 6.8 million in December 2011. According to the company’s data, our v.ifeng.com site received 46.3 million average daily video views in December 2011.

Free Online VOD. Our free online VOD typically consist of short clips of up to five minutes of news programs, interviews, documentaries and other programs. Our VOD content is easily searchable on our website and is organized into over 10 verticals of v.ifeng.com for easy browsing, including news, military affairs, documentaries, history, entertainment, movies and TV, style, vblog, VIP channel, Phoenix TV, live broadcast, and original videos. Our documentary vertical provides videos from top documentary production companies from various parts of the world.

Live Phoenix TV Broadcasts. We offer live streams of Phoenix TV’s flagship channels, the Phoenix Chinese Channel and the Phoenix InfoNews Channel. These broadcasts provide our users with exclusive online access to up-to-the-minute, quality news from Phoenix TV. Although Phoenix TV’s satellite landing rights in China outside of Guangdong Province are limited to international residences and hotels, these programs are highly popular in China. These live broadcasts on our v.ifeng.com vertical provide a convenient alternative means for viewing these popular Phoenix TV programs through an Internet-enabled device.

Online Subscription Video Service. Our online subscription video service enables users to watch advertisement-free premium content, such as feature-length documentaries and exclusive online Phoenix TV programming.

Online Pay-Per-View Video Service. Our online pay-per-view video service enables users to watch advertisement-free premium videos by purchasing access to particular videos on vip.v.ifeng.com. Like our online subscription videos, our pay-per-view videos also include generally longer videos of up to 20 minutes in length.

Mobile Video Subscription and Pay-Per-View Services

We offer video content through China Mobile’s mobile video platform. We began offering video content through China Mobile’s video platform in November 2009. Users pay a monthly subscription fee for access to our video channel on China Mobile’s platforms or pay on a per-clip pay-per-view basis, and we share the fees charged for such services with China Mobile. Mobile users who access our videos on China Mobile’s platform either by subscription or on a pay-per-view basis pay a fixed fee, which is generally cheaper than paying for the amount of data downloaded.

Video Content Sales

We sublicense video content that we obtain from Phoenix TV to third parties, including third party websites or other Internet or mobile media companies, for various terms as specified in our agreements with these parties.

Our Mobile Channel

Our mobile channel consists of our 3g.ifeng.com mobile website and our MIVAS. We offer MIVAS paid services through our mobile channel, which include our digital reading services, mobile game services and WVAS. Users can access our mobile content and MIVAS directly from their mobile phones: (i) on our mobile Internet website, 3g.ifeng.com; (ii) from a mobile operator’s platform; (iii) by downloading our applications; or (iv) by opening a pre-installed application on their mobile devices.

We provide and market our MIVAS through cooperation with mobile operators as well as various mobile device manufacturers, Internet sites, technology and media companies. Our MIVAS are tailored to the technical requirements and billing systems of mobile operators, through whom we deliver all of our MIVAS paid services. These operators specially recommend certain of our MIVAS to their subscribers and have featured our brand in their promotions.

3g.ifeng.com

Our 3g.ifeng.com website is a modified version of our ifeng.com site reformatted for use on mobile devices and tailored to the preferences of our mobile users. As part of our converged platform, 3g.ifeng.com allows our users to access quality ifeng.com and v.ifeng.com content while they are on-the-go. According to our company’s data, our 3g.ifeng.com mobile Internet site received 174.6 million average daily page views in December 2011. Similar to ifeng.com, our 3g.ifeng.com features an array of interest-based and interactive verticals, including news, stocks, micro-blog, user surveys, and digital reading, as well as a mobile video site for watching free mobile VOD, and a digital reading site.

MIVAS

As part of our converged platform, MIVAS provide a convenient means for our users to access our quality content, for example through our digital reading services, while they are on-the-go. Our MIVAS consist mainly of the following product lines:

Digital Reading Services. In addition to our digital reading vertical at 3g.ifeng.com, we also offer a mobile newspaper service, mobile books service and digital reading applications.

•

Mobile Newspaper Service. We edit content from our content library to deliver mobile newspapers to mobile users of China Mobile, China Telecom and China Unicom via MMS. Our mobile newspapers provide periodicals in digital form reformatted for convenient viewing on mobile devices. China Mobile’s VIP subscribers can receive our mobile newspaper service as part of their subscription and other mobile users can subscribe to this service independently through any one of China’s mobile operators.

•

Digital Books Service. In December 2010, we began providing digital reading content to China Mobile Communications Group Zhejiang Company Limited, which operates China Mobile’s digital reading platform. We currently offer books and other publication content to customers of China Mobile through this platform.

Mobile Game Services. We currently offer approximately 121 mobile social games through China Mobile’s, China Unicom’s and China Telecom’s gaming platforms, which allows users to download our programs using GPRS and 3G technologies.

WVAS. We also provide wireless value-added services, or WVAS, as part of our MIVAS offerings through various 2G and 2.5G standard technology platforms. We offer the following WVAS:

•	SMS-based Services. We offer chat and other community services, television interactive features, such as surveys, as well as quizzes and games.

•

Music Services. We provide personal ring-back tones, or RBT, services, including a variety of entertaining content, such as pre-recorded messages, movie dialogues and soundtracks, and full-length songs, including a wide range of classical and popular music, through the Central Music Platform operated by China Mobile, China Telecom and China Unicom, using music that we license from Universal Music, Sony and Emperor.

•

IVR-based Services. We offer chat services whereby users can chat with each other live over their mobile devices in mobile public chat rooms. Users can also utilize our IVR services to access music, greetings from Chinese celebrities, jokes and story series, or send this content to the mobile phones of their friends or others.

•	WAP-based Services. We offer picture downloads, community services, games, pop culture, news and finance and personal information management services.

•	MMS-based Services. We offer a messaging service that allows multimedia content such as ringtones and pictures to be transmitted in a single message, compared to simple text via SMS.

Internet VAS. MIVAS also includes certain Internet value-added services that we provide. Internet VAS revenues are derived principally from online games and online promotion solutions. Since Internet VAS revenues accounted for a very small proportion of our total revenues, we combined the revenues from Internet VAS into revenues from MIVAS starting from the third quarter of 2011.

Mobile Applications

We offer a wide range of mobile applications for different mobile devices, including but not limited to:

•	Phoenix Mobile Station, which provides video news and other video content;

•	Phoenix News, which provides news in the form of text and image;

•	Kuaibo, which provides mobile access to our Tumblr-like light-blog application;

•	Weishitong, which is a social TV application that provides information on televisions shows and enables mobile users to discuss TV topics with their contracts; and

•	Phoenix Weekly, which provides a collection of digital version magazines.

As of December 31, 2011, two of our most popular free-download news applications, Phoenix Mobile Station and Phoenix News, had been downloaded over 11 million times in total. In addition, Phoenix News applications for Windows Mobile became available for free downloading in February 2012. With this addition, Phoenix News is now available on all mainstream mobile operating systems, such as iOS, Android and Windows Mobile.

Summary of Our Service Offerings

The following table sets forth our paid service offerings in each of our ifeng.com, video and mobile channels and the percentage contribution of our various paid services to our paid service revenues and revenues in 2011.

Paid Service Offerings(1)	% of Paid Service Revenues	% of Total Revenues
MIVAS	91.7%	46.8%
WVAS, digital reading services, mobile game services and Internet VAS
Video VAS	8.3%	4.2%
Online video paid services, mobile video paid services and video content sales

(1)	With respect to our paid services: (i) Tianying Jiuzhou conducts MIVAS and video VAS; (ii) Yifeng Lianhe conducts MIVAS; and (iii) Fenghuang On-line generates revenue from conducting certain promotional activities for Phoenix TV, which we categorize in Internet VAS within MIVAS from an accounting perspective under US GAAP.

The following table sets forth our non-paid service offerings in each of our ifeng.com, video and mobile channels.

Non-Paid Services

Mobile channel

3g.ifeng.com

Mobile applications

Video channel

Free online VOD

Live Phoenix TV broadcasts

Mobile video application

ifeng.com channel

Interest-based verticals

Interactive services

Personalized features

Advertising Services

In order to capitalize on the market opportunity in China for Internet and mobile Internet advertising, we maintain a dedicated sales team of 266 professionals as of December 31, 2011. Our team is organized into a front-end sales team of 135 professionals and a back-end support force of 131 professionals, which are further segmented into direct sales, agency sales, customer support, advertising design and production, resource management, advertising serving, advertising strategy and sales promotion and other functions. Our sales team is overseen by our vice president of advertising sales.

As is typical in China’s online advertising industry, we primarily sell our advertising services through third-party advertising agencies. We mainly charge our advertisers based on the duration of their advertising exposure. Prices for advertisements on our website are fixed under our advertisement contracts, typically at a discount to our listing prices. Although our advertising services are primarily on our ifeng.com and video channels at present, we expect to increase our advertising services on our mobile channel going forward. In addition to advertising services we offer on our ifeng.com, video and mobile channels, we also, together with Phoenix TV, provide bundled new media and TV advertising solutions to certain of Phoenix TV’s advertisers.

We strive to provide our advertisers with high-quality customer service. Our experienced sales professionals help advertisers to analyze their target audiences and create innovative campaign strategies and designs. We provide a variety of advertising solutions, including online advertisements, online video advertisements, user activities, live promotions and cross media public relations campaigns. We have an advertising tracking system, which records and maintains the traffic statistics and other data that can be used to measure the effectiveness of advertisements. After the release of a customer’s advertising campaign, we furnish them with a report on the campaign’s effectiveness either prepared in-house or by an independent research firm.

We have a diverse advertising client base, including both Chinese and international brand advertisers. Our number of advertisers reached 319, 502 and 558 as of December 31, 2009, 2010 and 2011, respectively. Our top five advertisers in terms of revenue in 2011 were Toyota, Taobao, Ping An Insurance, eBen and YKsuit, in the automobile, e-commerce and financial service sectors. These top five advertisers accounted for 16.8% of our total executed advertising contract amount in 2011. Our top ten advertisers accounted for 26.1% of our total executed advertising contract amount in 2011. Our advertisers generally are in the automobile, food & beverages, e-commerce, financial services, IT products, cosmetic products, luxury brands, airline, health care, education and communication services industries.

Our Account Execution Personnel

We have a dedicated team of account execution personnel, including seven employees as of December 31, 2011 who perform a series of review procedures on our advertising material before we display such material on our platform interfaces. This team checks advertisements for form and reviews them to ensure that they do not contain any racial, violent, pornographic or other inappropriate content. This team also verifies that advertisers have provided relevant government approvals if their advertisements are subject to special government requirements.

Marketing and Promotion

We employ a variety of traditional and online marketing programs and promotional activities to build our brand as part of our overall marketing strategy. We focus on building brand awareness and growing our user base through proactive public relations and innovative and interactive marketing activities and events. For example, in December 2011, we hosted the third annual Chinese Business Leaders Annual Awards Ceremony. We and Phoenix TV also actively promote one another’s brand on our respective Internet and TV platforms as part of our mutual promotion arrangement included in the Phoenix TV Cooperation Agreement.

We believe that our distinguished content and high-quality services lead to strong word-of-mouth promotion, which drives consumer awareness of our brand in China. In addition, our engagement in philanthropic activities helps associate our brand with social responsibility. For example, in November 2011, to support the cause of charity with social responsibility, we hosted the Forever Happiness Charity Gala Dinner in Beijing. This event raised approximately RMB5 million for the United Nations Children’s Fund. We intend to continue to implement innovative and cost-effective marketing and channel development initiatives to grow our user base and further enhance our brand influence.

Seasonality

Seasonal fluctuations and industry cyclicality have affected, and are likely to continue to affect, our business. We generally generate less revenue from brand advertising sales during national holidays in China, in particular during the Chinese New Year holidays in the first quarter of each year. We typically generate higher net advertising revenues in the fourth quarter due to greater advertising spending by our advertisers near the end of each calendar year when they spend the remaining portions of their annual budgets. In addition, advertising spending in China has historically been cyclical, reflecting overall economic conditions as well as the budgeting and buying patterns of our advertisers. Our rapid growth has lessened the impact of the seasonal fluctuations and cyclicality. However, we expect that the seasonal fluctuations and cyclicality to cause our quarterly and annual operating results to fluctuate. See “Item D. Risk Factors – Risks Relating to Our Business and Industry—Our quarterly revenues and operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.”

Product Development

We believe that strong product development capability is critical to the success of our business. We have focused and will continue to focus on the development of new products and services. In 2009, 2010 and 2011, our total technology and product development expenses were RMB16.6 million, RMB31.0 million and RMB69.0 million (US$11.0 million), including related share-based compensation expenses.

In 2009 we developed and implemented a platform for broadly integrating interactive services, such as user surveys and comment postings, into our ifeng.com and mobile channels, which we believe increases our user stickiness. In 2010, we worked to build up a dedicated mobile application development team, and introduced a significant number of new mobile applications.

In 2011, our product development strategy was centered on continuing to introduce new mobile applications and on improving our convergence model across PC, mobile and TV in order to provide our users easier access to our premium content through any device. In order to continue to increase our user stickiness, our dedicated mobile application development team developed a series of add-on interactive products to our convergence platform, such as a light-blog platform, Kuaibo, and a social TV application, Weishitong. We also focused in 2011 on developing our advertising solution products in order to better monetize our ifeng.com channel and better serve our advertising clients.

In 2012, we intend to continue to improve our advertising solution products. We also plan to further develop commercial products in certain of our verticals. For example, we launched a cosmetics database product under our fashion vertical in January 2012. In addition, we plan to streamline our interactive services, including blog, micro blog and quick blogging services, to further enhance user stickiness, and continue to develop mobile applications in 2012.

Infrastructure and Technology

Our technology platform has been designed for reliability, speed, scalability and flexibility and is administered by our in-house technology department. We have access to a network of approximately 1,246 self-owned and leased servers across China with power supply and power generator backup. We have contracts with certain top-tier vendors such as Hewlett-Packard, Dell and Cisco for warranty services for our hardware. We have developed our server operations based on a LAMP structure, a solution stack of free, open source and easily adaptable software, which has allowed us to lower software related investment and enhance our network reliability. This structure, along with other features described below, contributes to the reliability, speed, scalability and efficiency of our network.

Content Management Technology. We have internally developed a leading new media content management system, which fully integrates our ifeng.com, video and mobile channels. The strength of our content management system is evidenced by our cooperation with Dayang Development Technology, Inc. China’s largest manufacturer of TV broadcasting technology, which we entered into in August 2010 to sell new media content management solutions for provincial and local TV stations in China.

Bandwidth Saving Technology. Our CDN allows us to provide ample bandwidth to our users, thereby enhancing their user experience. Our CDN system is comprised of our self-developed CDN and a commercial CDN, which allows us to ensure bandwidth for users located in remote areas on an efficient and cost-effective basis. We have established fifteen CDN nodes across with telecommunication operators.

Integration with Phoenix TV. In 2011, we completed an initiative to enhance the integration of our and Phoenix TV’s content management systems by allowing us to directly access Phoenix TV’s programs digitally, in addition to our current access via satellite signal, and to expedite the transmission of our content to Phoenix TV.

Data Analysis Technology. We have internally developed an analytical data system, which collects, tracks and analyzes product usage data, on an anonymous basis, to improve our services. This system possesses flexible mechanics for organizing and analyzing data, and is relatively low cost.

Cloud Computing. Our technology department began researching the use of a cloud computing system two years ago to modify our network and system structure and lower our content delivery and system maintenance costs. We have already completed the testing of our distributed file system, which will provide file access services to our content management system, and is anticipated to become a streaming media service and core storage system for each of our CDN nodes. We have also commenced our distributed computing platform project, which is expected to provide large-scale computer capacity support for our raw access log and transcoding computing-intensive applications.

Monitoring and Support. We employ a self-developed network management system and a third-party web performance monitoring service to ensure our service quality. We monitor the traffic on our CDN nodes, as well as our network equipment, service equipment and system status. We also monitor traffic levels on our end user service in order to constantly improve the quality of our service.

Content Filtering Technology. Our in-house developed identification system enables us to filter UGC in order to comply with PRC regulatory requirements on Internet content.

Competition

We operate in the market of Internet and mobile Internet content and services in China. The industry is highly competitive and rapidly changing due to the fast growing market and technological developments. Our ability to compete successfully depends on many factors, including the quality and relevance of our content, the demographic composition of our users, brand recognition and reputation, user experience, the robustness of our technology platform, our ability to provide innovative advertising services to our customers and our relationships with our advertisers.

While we believe that our integrated platform business model and targeted user base is distinct, on the whole, from other companies in China, we compete with other content and service providers in each of our individual channels for user traffic, advertising revenue and fee-based services. In online content and service provision, we compete primarily with NetEase.com, Inc., Sina Corporation, Sohu.com Inc. and Tencent Technology Limited (QQ.com). In video, we compete with a number of online video companies, including Ku6.com, PPlive.com, PPS.com, Qiyi.com, Tudou Holdings Limited and Youku Inc. In addition, CCTV, China’s largest and state-owned television network launched its online video website, China Network Television, or CNTV, in December 2009. We also face competition in this area from the online video websites of large Chinese Internet companies, such as NetEase Inc., Sina Corporation, Sohu.com Inc., and Tencent Technology Limited. In mobile Internet, we primarily compete against 3G Menhu, A8.com, and Kong Zhong Corporation, as well as the mobile businesses of the large Chinese Internet companies Sina Corporation and Tencent Technology Limited (3G.QQ.com). For overseas Chinese users, we compete with Wenxuecity.com and Duowei News in the United States and Yahoo!Qimo in Taiwan.

We also compete with traditional advertising media, such as television, radio, print media, as well as billboards and other forms of outdoor media. Large companies currently spend a relatively small portion of their advertising budgets on new media advertising as compared to traditional media advertising, but we expect their proportionate spending on new media advertising relative to traditional media advertising to increase in the future.

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. We also enter into confidentiality, non-compete and invention assignment agreements with our employees and consultants and nondisclosure agreements with selected third parties.

We had 15 software registrations and owned 17 domain names, including ifeng.com, as of March 31, 2012.

Tianying Jiuzhou currently owns two registered trademarks that were transferred to it from Phoenix Satellite Trademark Limited in January 2012. We have also designed proprietary logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2012, Tianying Jiuzhou had submitted 102 registration applications relating to eight logo designs, and Yifeng Lianhe had submitted 20 registration applications relating to three logo designs, to the PRC Trademark Office. Yifeng Lianhe does not currently have any registered trademarks and both of our affiliated consolidated entities continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited. Therefore we are currently not in compliance with a notice of the MIIT which requires ICP License-holders to own the trademarks used in their value-added telecommunications businesses. For information about the risks related to our use of licensed trademarks and our plans to remedy such risks, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our consolidated affiliated entities and their respective shareholders do not own the trademarks used in their value-added telecommunications services, which may subject them to revocation of their licenses or other penalties or sanctions.”

Employees

We had approximately 526, 836 and 1,285 employees as of December 31, 2009, 2010 and 2011, respectively. Our number of employees has grown significantly to accommodate the growth of our business. The table below sets forth the number of employees categorized by function as of December 31, 2011:

Function	Number of employees
Management and Administration	115
Content Development	446
Mobile Products and Services	129
Technology and Product Development	191
Sales and Marketing	404

Total	1,285

As of December 31, 2011, we had 1,128, 56 and 51 employees located in Beijing, Shanghai and Guangzhou, respectively, and 50 employees located in other locations in China. Currently we do not have any employees located outside of China.

Since our inception, we have not experienced any strikes or other disruptions of employment. We believe our relationships with our employees are good.

The remuneration package of our employees includes salary, bonus, equity-based compensation and other cash benefits. In accordance with applicable regulations in China, we participate in a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a personal injury insurance plan, maternity insurance and a housing reserve fund for the benefit of all of our employees.

Legal and Administrative Proceedings

We are currently not a party to any material legal or administrative proceedings and are not aware of any pending or threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Facilities

Our executive offices are located at Fusheng Building Tower 2, 16th Floor, 4 Hui Xin Dong Jie, Chaoyang District, Beijing 100029, People’s Republic of China. We maintain a number of offices in Beijing and Shanghai under leases with terms ranging from one to three years.

The following table describes each of our major offices as of December 31, 2011:

Location	Space (in square meters)	Usage of Property	Expiration Dates
Beijing	14,999	Office	June 30, 2017
Beijing	3,643	Office	June 30, 2012
Beijing	2,410	Office	October 14, 2016
Beijing	2,243	Office	November 24, 2013
Beijing	1,080	Office	March 29, 2014
Guangzhou	552	Office	October 14, 2012
Shanghai	396	Office	May 31, 2013

We believe that our leased facilities are adequate to meet our needs for the foreseeable future, and that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansions.

Regulatory Matters

The following is a summary of the most significant PRC laws and regulations that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulation of Telecommunications and Internet Information Services

The telecommunications industry, including the Internet sector, is highly regulated in the PRC. Regulations issued or implemented by the State Council, the Ministry of Industry and Information Technology, or MIIT (formerly the Ministry of Information Industry, or MII), and other relevant government authorities cover many aspects of operation of telecommunications and Internet information services, including entry into the telecommunications industry, the scope of permissible business activities, licenses and permits for various business activities and foreign investment.

The principal regulations governing the telecommunications and Internet information services we provide in the PRC include:

Telecommunications Regulations (2000), or the Telecom Regulations. The Telecom Regulations categorize all telecommunications businesses in the PRC as either basic or value-added. Value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructures. The currently effective “Catalog of Telecommunications Business,” an attachment to the Telecom Regulations, categorizes various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, according to which, Internet information services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license for value-added telecommunications services, or the ICP License, from MIIT or its provincial level counterparts.

Administrative Measures on Internet Information Services (2000), or the Internet Measures. According to the Internet Measures, a commercial ICP service operator must obtain an ICP License from MIIT or its provincial level counterparts before engaging in any commercial ICP service in PRC. When the ICP service involves areas of news, publication, education, medicine, health, pharmaceuticals, medical equipment and other industry and, if required by relevant laws and regulations, prior approval from the respective regulatory authorities must be obtained prior to applying for the ICP License. Moreover, an ICP service operator must display its ICP License number in a conspicuous location on its website.

Administrative Measures for Telecommunications Business Operating License (2009, revised), or the Telecom License Measures. Pursuant to the Telecom License Measures, an ICP service operator conducting business within a single province must apply for the ICP License from MIIT’s applicable provincial level counterpart, while that providing ICP services across provinces must apply for Trans-regional ICP License directly from MIIT. The appendix to the ICP License should detail the permitted activities to be conducted by the ICP service operator. An ICP service operator that has been granted a Trans-regional ICP License is required to file a record with the local branch of MIIT at the provincial level prior to conducting any value-added telecommunications business in such province. An approved ICP service operator must conduct its business in accordance with the specifications recorded on its ICP License. The ICP License is subject to annual review and the annual review result will be recorded as an appendix to the ICP License, published to the public and notified to the applicable administrative authority for industry and commerce.

Regulations for Administration of Foreign-Invested Telecommunications Enterprises (2008, revised), or the FITE Regulations. Under the FITE Regulations, a foreign entity is prohibited from owning more than 50% of the total equity interest in any value-added telecommunications service business in the PRC and the major foreign investor in any value-added telecommunications service business in the PRC shall have a good track record in such industry.

Notice on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services (2006), or the MIIT 2006 Notice. Under the MIIT 2006 Notice, a domestic PRC company that holds an ICP License is prohibited from leasing, transferring or selling the ICP License to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in the PRC. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications service must be legally owned by such company and/or its shareholders. In addition, such company’s operation premises and equipment should comply with its approved ICP License, and such company should establish and improve its internal Internet and information security policies and standards and emergency management procedures. After the promulgation of the MIIT 2006 Notice in July 2006, the MIIT issued a subsequent notice in October 2006, or the MIIT October Notice, urging value-added telecommunication service operators to conduct self-examination regarding any noncompliance with the MIIT 2006 Notice prior to November 1, 2006. Pursuant to the MIIT October Notice, ICP License-holders who were not in compliance with the MIIT 2006 Notice were allowed to submit a self-correction report to the local provincial-level branch of MIIT by November 20, 2006.

Tianying Jiuzhou currently owns two registered trademarks that were transferred to it from Phoenix Satellite Trademark Limited in January 2012. We have also designed proprietary logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2012, Tianying Jiuzhou had submitted 102 registration applications relating to eight logo designs, and Yifeng Lianhe had submitted 20 registration applications relating to three logo designs, to the PRC Trademark Office. Yifeng Lianhe does not currently have any registered trademarks, and both of our affiliated consolidated entities continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited. Therefore we are currently not in compliance with the MIIT 2006 Notice.

We expect the process of registering all the trademarks for which we have submitted applications to the PRC Trademark Office to be completed in approximately two years. In addition, we will continue to examine the possibility of the transferring to our affiliated consolidated entities all or part of the ownership of additional licensed logos currently used by them in a manner that would meet the requirements of PRC trademark regulations in due course in the future. For information about the risks related to our use of licensed trademarks, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our consolidated affiliated entities and their respective shareholders do not own the trademarks used in their value-added telecommunications services, which may subject them to revocation of their licenses or other penalties or sanctions.”

Tentative Measures for the Administration of Commercial Website Filings for Record and their implementing rules (2000). Under these rules, commercial websites must file with the relevant administration of industry and commerce to obtain electronic registration marks and place the registration marks on the homepages.

In order to comply with these PRC laws and regulations, we operate our commercial website through Tianying Jiuzhou, one of our PRC consolidated affiliated entities. Tianying Jiuzhou holds an ICP License and owns the material domain names for our value-added telecommunications business. In addition, Tianying Jiuzhou completed the necessary filing with the relevant Administration of Industry and Commerce to obtain the electronic registration mark for our website and has placed the registration mark on the website homepage. Tianying Jiuzhou has completed all necessary registrations and approvals for its use of such material domain names.

Under various laws and regulations governing ICP services, ICP services operators are required to monitor their websites. They may not produce, duplicate, post or disseminate any content that falls within the prohibited categories and must remove any such content from their websites, including any content that:

•	opposes the fundamental principles determined in the PRC’s Constitution;

•	compromises state security, divulges state secrets, subverts state power or damages national unity;

•	harms the dignity or interests of the State;

•	incites ethnic hatred or racial discrimination or damages inter-ethnic unity;

•	sabotages the PRC’s religious policy or propagates heretical teachings or feudal superstitions;

•	disseminates rumors, disturbs social order or disrupts social stability;

•	propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes;

•	insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or

•	includes other content prohibited by laws or administrative regulations.

The PRC government may shut down the websites of ICP License holders that violate any of the above restrictions and requirements, revoke their ICP Licenses or impose other penalties pursuant to applicable law.

In order to comply with these PRC laws and regulations, we have adopted internal procedures to monitor content displayed on our website. However, because the definition and interpretation of prohibited content is in many cases vague and subjective, it is not always possible to determine or predict what content might be prohibited under existing restrictions or restrictions that might be imposed in the future and we may be subject to penalties for such content. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The Chinese government may prevent us from advertising or distributing content that it believes is inappropriate and we may be subject to penalties for such content or we may have to interrupt or stop the operation of our website.”

Several Measures on the Administration of the Development of Micro-blog in Beijing (2011). On December 16, 2011, the Beijing Municipal News Office, together with the Beijing Municipal Public Security Bureau, the Beijing Municipal Communications Administration and the Beijing Municipal Internet Information Office, jointly issued the Several Measures on the Administration of the Development of Micro-blog in Beijing, or the Micro-blog Measures, which took effect on the same date. The Micro-blog Measures stipulate that all micro-blogs operators in Beijing must require their users to register with their real names and that all micro-blog operators must complete procedures required by the Internet information content regulatory authority of Beijing for the operation of micro-blog services within three months after the effective date of the Micro-blog Measures. In order to comply with the Micro-blog Measures, we have added clauses into the agreements between the users of our micro-blog service and us requesting our micro-blog users to register using their real names. However, as the Micro-blog Measures are newly promulgated, we currently do not know how our micro-blog business will be affected by the application of the Micro-blog Measures. See “Item 3: Key Information—D. Risk Factors—Risks Relating to Our Business—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet businesses and companies, including limitations on our ability to own key assets, such as our website.”

Regulation of Online Transmission of Audio-Visual Programs

On July 6, 2004, the State Administration of Radio, Film and Television, or SARFT, promulgated the Measures for the Administration of Publication of Audio-Visual Programs through the Internet or Other Information Networks, or the 2004 Internet A/V Measures, which apply to activities relating to the opening, broadcasting, integration, transmission or download of audio-visual programs via the Internet or other information networks. An applicant who engages in the business of transmitting audio-visual programs must obtain a license from SARFT in accordance with its category of business, including receiving terminals, transmission networks and other items. Foreign-invested enterprises are not allowed to engage in the above business. Pursuant to the Certain Decisions on the Entry of the Non-State-owned Capital into the Cultural Industry, and the Several Opinions on Canvassing Foreign Investment into the Cultural Sector promulgated in 2005 non-State-owned capital and foreign investors are not allowed to conduct the business of transmitting audio-visual programs via an information network.

On December 20, 2007, SARFT and MII jointly promulgated the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, which came into effect on January 31, 2008. The Audio-Visual Program Provisions apply to the provision of audio-visual program services to the public via the Internet (including mobile network) in China. Providers of Internet audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by SARFT or complete certain registration procedures with SARFT. Providers of Internet audio-visual program services are generally required to be either State-owned or State-controlled by the PRC government, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for Internet audio-visual program service determined by SARFT. In a press conference jointly held by SARFT and MII to answer questions with respect to the Audio-Visual Program Provisions in February 2008, SARFT and MII clarified that providers of Internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to register their business and continue their operation of Internet audio-visual program services so long as such providers have not been in violation of laws and regulations.

On May 21, 2008, SARFT issued a Notice on Relevant Issues Concerning Application and Approval of Licenses for Online Transmission of Audio-Visual Programs, which sets forth detailed provisions concerning the application and approval process for the License for Online Transmission of Audio-Visual Programs. The notice also states that providers of Internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to apply for the license as long as their violation of the laws and regulations is minor and can be rectified in a timely manner and they have no records of violation during the three months prior to the promulgation of the Audio-Visual Program Provisions.

On December 28, 2007, SARFT issued the Notice on Strengthening the Administration of TV Dramas and Films Transmitted via the Internet, or the Notice on Dramas and Films. According to this notice, if audio-visual programs published to the public through an information network fall under the film and drama category, the requirements of the Permit for Issuance of TV Dramas, Permit for Public Projection of Films, Permit for Issuance of Cartoons or academic literature movies and Permit for Public Projection of Academic Literature Movies and TV Plays will apply accordingly. In addition, providers of such services should obtain prior consents from copyright owners of all such audio-visual programs.

Further, on March 31, 2009, SARFT issued the Notice on Strengthening the Administration of the Content of Internet Audiovisual Programs, or the Notice on Content of A/V Programs, which reiterates the requirement of obtaining the relevant permit for publishing audio-visual programs to the public through an information network, and prohibits certain types of Internet audio-visual programs from containing violence, pornography, gambling, terrorism, superstitious or other hazardous contents.

On April 1, 2010, SARFT issued the Internet Audio-visual Program Services Categories (Provisional), or the Provisional Categories, which classifies Internet audio-visual programs into four categories. However, at this stage it is unclear how the categorization system under the newly adopted Provisional Categories may be enforced or how it may evolve.

In order to comply with these laws and regulations, Tianying Jiuzhou submitted an application to SARFT for the License for the Online Transmission of Audio-Visual Programs. However, we have not been granted such license as to the date of this annual report and cannot assure you that we may be able to obtain one. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our lack of an Internet audio-visual program transmission license may expose us to administrative sanctions, including the banning of our video VAS, non-paid video services and video advertising services, which could materially and adversely affect our business and results of operation.”

Regulation of Foreign Television Programs and Satellite Channels

Broadcast of foreign television programs is strictly regulated by SARFT. On August 11, 1997, the State Council promulgated the Administrative Regulations on Television and Radio, under which any foreign television drama or other foreign television program to be broadcast by television or radio stations is subject to the prior inspection and approval by SARFT or its authorized entities. On June 18, 2004, SARFT promulgated the Administrative Measures on the Landing of Foreign Satellite Television Channels, pursuant to which foreign satellite televisions channels can only be broadcast in three-star (or above) hotels for foreigners or departments exclusively for the residence of foreigners or other specific areas, and prior broadcasting approval for such limited landing must be obtained from SARFT.

In addition, on September 23, 2004, SARFT promulgated the Administrative Regulations on the Introduction and Broadcasting of Foreign Television Programs, pursuant to which only organizations designated by SARFT are qualified to apply to SARFT or its authorized entities for introduction or broadcasting of foreign television dramas or foreign television programs. Approval of such application is subject to the general plan of SARFT and the contents of such foreign television dramas or programs may not in any way threaten the national security or violate any laws or regulations.

The 2004 Internet A/V Measures explicitly prohibit Internet service providers from broadcasting any foreign television or radio program over an information network and state that any violation may result in warnings, monetary penalties or, in severe cases, criminal liabilities. On November 19, 2009, SARFT issued a notice to extend the prohibition to broadcasting foreign television programs via mobile phones. However, pursuant to several notices issued by SARFT, such as the Notice on Dramas and Films and the Notice on Content of A/V Programs referenced above under “—Regulation of Online Transmission of Audio-visual Programs,” foreign audio-visual programs may be published to the public through the Internet, provided that such foreign audio-visual programs comply with the regulations on administration of radios, films and television, and that the relevant permits required by PRC laws and regulations, such as the Permit for Issuance of TV Dramas, Permit for Public Projection of Films, Permit for Issuance of Cartoons or academic literature movies and Permit for Public Projection of Academic Literature Movies and TV Plays, have been obtained for such foreign audio-visual programs. The promulgation of the Notice on Dramas and Films and the Notice on Content of A/V Programs implies that the absolute restriction against broadcasting foreign television or radio programs on the Internet as set forth in the 2004 Internet A/V Measures has been lifted.

A substantial portion of the audio-visual programs and content on our website are closely linked to or are online versions of the TV content of Phoenix TV and we currently do not have any approval from SARFT for introducing and broadcasting foreign television programs into China and cannot assure you that we may be able to obtain such approval if required to do so. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain SARFT’s approval for introducing and broadcasting foreign television programs could have a material adverse effect on our ability to conduct our business.”

Regulation of the Production of Radio and Television Programs

On July 19, 2004, SARFT promulgated the Regulations on the Administration of Production of Radio and Television Programs, or the Radio and TV Programs Regulations, which came into effect as of August 20, 2004. Under the Radio and TV Programs Regulations, any entities that engage in the production of radio and television programs are required to apply for a license from SARFT or its provincial branches. Entities with the Permit for Production and Operation of Radio and TV Programs must conduct their business operations in strict compliance with the approved scope of production and operation. Furthermore, entities other than radio and TV stations are strictly prohibited from producing radio and TV programs covering contemporary political news or similar subjects and columns.

Tianying Jiuzhou has been granted a Permit for Production and Operation of Radio and TV Programs, with a permitted scope including the production of animations, featured shows and entertainment programs.

Regulation of Online Cultural Activities, Online Games and Internet Music

The MOC promulgated the new Provisional Measures on Administration of Internet Culture on February 17, 2011, or the Internet Culture Measures, which became effective as of April 1, 2011 and the Notice on Issues Relating to Implementing the Newly Amended Provisional Measures on Administration of Internet Culture on March 18, 2011, replacing the relevant regulations promulgated in 2003. The Internet Culture Measures apply to entities that engage in activities related to “online cultural products.” “Online cultural products” are classified as cultural products produced, disseminated and circulated via the Internet that include: (i) online cultural products specifically produced for the Internet, such as online music entertainment, network games, network performance programs, online performing arts, online artworks and online animation features and cartoons; and (ii) online cultural products that are converted from music entertainment, games, performance programs, performing arts, artworks and animation features and cartoons and disseminated via the Internet. Pursuant to the Internet Culture Measures, an entity that intends to commercially engage in any of the following types of activities are required to obtain an Online Culture Operating Permit from the applicable provincial level culture administrative authority:

•	the production, duplication, import, distribution or broadcasting of online cultural products;

•

the publication of online cultural products on the Internet or transmission of online cultural products via an information network, such as the Internet and mobile networks, to a computer, fixed-line or mobile phones, television sets or gaming consoles for the purpose of browsing, reviewing, using or downloading such products by online users; or

•	exhibitions or contests related to online cultural products.

The Administration Rules of Publication of Electronic Publication Rules, or the Electronic Publication Rules, regulate the production, publishing and importation of electronic publication in the PRC and outline a licensing system for business operations involving electronic publishing. Under the Electronic Publication Rules and other regulations issued by GAPP, online games are classified as a type of electronic production and publishing of online games is required to be done by licensed electronic publishing entities with standard publication codes. If a PRC company is contractually authorized to publish foreign electronic publications, it must obtain the approval of, and register the copyright license contract with, GAPP.

Pursuant to the Tentative Measures on Internet Publication, or the Internet Publication Measures, jointly promulgated by MII and GAPP and effective on August 1, 2002, Internet publishers must secure approval, or the Internet Publication license, from GAPP to conduct Internet publication activities, including operating of online games.

On September 28, 2009, GAPP and the National Office of Combating Pornography and Illegal Publications jointly published a circular prohibiting foreign investors from investing and engaging in the operation of online games services by any forms of wholly foreign-owned enterprise, Sino-foreign joint-venture or cooperation. Under this notice, foreign investors cannot control and participate in the operation of online games services provided by domestic companies in any indirect forms, such as incorporating other joint-ventures, signing relevant agreements, or providing technical supports. This circular further states that all the online games must be screened by GAPP through advanced approvals before they are operated online, and any updated online game versions or any change to the online games are subject to further approvals before they can be operated online.

On June 3, 2010, Ministry of Culture issued the Provisional Regulations for the Administration of Online Games, which applies to business activities relating to online game development and operation and virtual currencies issuance and trading. Pursuant to this regulation, business entities are required to obtain an Online Culture Operating Permit prior to commencing their online game operation. Game operators must file separate applications for virtual currencies issuance and trading. Regarding virtual currencies trading, game operators can only issue virtual currencies in exchange of service they provide themselves rather than trading for service or products of the third parties. Game operators cannot appropriate advance payments from players. Game operators are not allowed to provide trading service of virtual currencies to minors. Records of all transactions in the accounts shall be kept for minimum 180 days.

On November 20, 2006, Ministry of Culture issued Several Suggestions on the Development and Administration of the Internet Music, or the Suggestions, which became effective on November 20, 2006. The Suggestions, among other things, reiterate the requirement for Internet service providers to obtain an Online Culture Operating Permit to operate any business involving Internet music products. In addition, foreign investors are prohibited from operating Internet culture businesses. However, the laws and regulations on Internet music products are still evolving, and there have not been any provisions stipulating whether or how music videos will be regulated by the Suggestions.

On August 18, 2009, Ministry of Culture issued the Notice on Strengthening and Improving the Content Review of Online Music. According to this notice, only “Internet culture operating entities” approved by Ministry of Culture may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. Online music content shall be reviewed by or filed with Ministry of Culture. Internet culture operating entities should establish a strict system for self-monitoring online music content and set up a special department in charge of such monitoring.

Both Tianying Jiuzhou and Yifeng Lianhe are currently operating online games businesses. Tianying Jiuzhou also provides Internet music products on our website. As of the date of this annual report, Tianying Jiuzhou has been granted the Online Culture Operating Permit with a permitted scope including the operation of online music, art and entertainment products, online game products (including virtual currencies for online games), art products, play performance, animation products and organization of exhibition or race of the online cultural products. Tianying Jiuzhou has also obtained an Internet Publication License from GAPP with respect to books and periodicals published on the Internet, including the mobile Internet, and online and mobile games. Yifeng Lianhe, which generates a small amount of our online game service revenues, has not obtained an Internet Publication License, though it plans to apply for such licenses. For more information regarding regulatory risks of our online games business, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain or maintain all applicable permits and approvals relating to online games, our ability to conduct our online game business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions.”

In addition, to comply with the laws and regulations on the content requirements of Internet music products, our content examination team reviews the content of online music products provided on our website.

Regulation of Internet News Dissemination

Pursuant to the Provisional Regulations for the Administration of Internet Websites Engaging in News Publication Services and the Provisions for the Administration of Internet News Information Services, each promulgated by the State Council Information Office, or the SCIO, and MII, which became effective as of November 7, 2000 and September 25, 2005, respectively, websites established by non-news organizations may publish news released by certain official news agencies but may not publish news generated by themselves or news sourced elsewhere. In order to disseminate news, such websites must satisfy the relevant requirements set forth in the applicable regulations and have acquired approval from SCIO after securing permission from the news office of the provincial-level government. In addition, websites intending to publish news released by the aforementioned news agencies must enter into agreements with the respective organizations, and file copies of such agreements with the news office of the provincial-level government.

In order to comply with these laws and regulations, we submitted an application to SCIO for the Internet news license. However, we have not been granted such license as of the date of this annual report and cannot assure you that we may be able to obtain one. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services that provide political news or to cease the Internet access services provided by third parties to us, In 2011, 50.2% of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties.”

Regulation of Internet Publication

GAPP is the government agency regulating publishing activities in the PRC. On June 27, 2002, MII and GAPP jointly promulgated the Tentative Administration Measures on Internet Publication, or the Internet Publication Measures, which took effect on August 1, 2002. The Internet Publication Measures require Internet publishers to secure approval, or the Internet Publication License, from GAPP to conduct Internet publication activities. The term “Internet publication” is defined as an act of online dissemination where Internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, and other sources that have already been formally published or works that have been made public in other media) which they then post on the Internet or transmit via the Internet for browsing, use or downloading by the public. The Internet Publication Measures also provide the detailed qualifications and application procedures for obtaining an Internet Publication License.

User generated content, the programs we select, produce and/or edit for users’ browsing, reading or downloading or our online games may be deemed a kind of “Internet publication” and the relevant authority could require us to obtain an Internet Publication License. Tianying Jiuzhou has obtained an Internet Publication License from GAPP, however, Yifeng Lianhe has not obtained this license. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain or maintain all applicable permits and approvals relating to online games, our ability to conduct our online game business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions.”

Regulation of Internet Bulletin Board Services

MII promulgated the Administrative Measures on Internet Bulletin Board Services, or the BBS Measures, on November 6, 2000. The BBS Measures require that ICP service operators providing bulletin boards, discussion forums, chat rooms or similar services, or BBS services, apply for, and obtain specific approval from the telecommunications authorities, if they are commercial ICP service operators, or to make specific filing with the telecommunications authorities if they are noncommercial ICP service operators. Moreover, ICP service operators must display in a conspicuous location on their BBS sites their ICP License numbers, rules of BBS and the possible legal liabilities for improper comments.

Tianying Jiuzhou has obtained the approval from the Beijing Branch of MII for operation of BBS services.

Regulation of Short Message Services

MII issued the Notice on Certain Issues Regarding Standardizing Short Message Services on April 15, 2004, specifying that only those information service providers holding the relevant license can provide short message services in the PRC. Such notice also specifies that information service providers shall examine the contents of short messages and automatically record and keep for five months the time of sending and receiving the short messages, the mobile numbers or codes of the sending terminal and receiving terminal of the short messages.

In order to comply with these laws and regulations, Tianying Jiuzhou and Yifeng Lianhe have obtained ICP licenses for provision of information via mobile networks. In addition, we have certain personnel to examine and screen on contents of short messages and keep the relevant records as required by the law.

Regulation of Telecommunications Networks Code Number Resources

On January 29, 2003, MII issued the Administrative Measures on Telecommunications Networks Code Number Resources, or the Code Number Measures, to regulate code numbers, including those of mobile communications networks. According to such administrative measures, entities which apply for code numbers to be used in a trans-provincial range shall apply to MIIT, and entities which apply for code numbers to be used within provincial-level administrative regions shall apply to MIIT at the provincial level. Such administrative measures also specify the qualification requirements for code number applicants, required application materials and the application procedures.

In June 2006, MII issued the Administrative Measures on Application, Distribution, Usage and Withdrawal of SMS Services Access Codes. According to such administrative measures, the administration and usage of services relating to SMS short codes shall comply with the Code Number Measures. Such administrative measures also specify that operators who provide services relating to SMS short codes across provinces or in the territory of the whole country shall file with the relevant provincial-level counterparts of MII.

Each of Tianying Jiuzhou and Yifeng Lianhe has been granted the code numbers to be used in a trans-provincial range and has completed the filing in most of the provinces, except (i) with respect to Tianying Jiuzhou, in Gansu and (ii) with respect to Yifeng Lianhe, in Sichuan, Shanxi, Guizhou, Gansu and Ningxia. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to fully comply with PRC regulations regarding value-added telecommunications services may subject us to fines and other legal or administrative sanctions.”

Regulation of Certain Internet Content

Internet Medicine Information

The Administration Measures on Internet Medicine Information Service issued by The State Food and Drug Administration, or the SFDA, and related implementing rules and notices govern the classification, application, approval, contents, qualifications and requirements for Internet medicine information services. An ICP service operator that provides information regarding medicine or medical equipment must obtain an Internet Medicine Information Service Qualification Certificate from the applicable provincial level counterpart of SFDA.

Internet Medical Care Information

The PRC Ministry of Health promulgated the Administrative Measures on Internet Medical Care Information Services on May 1, 2009. Pursuant to these measures, an ICP service operator that provides information regarding medical care must obtain an Internet Medical Care Information Consent Letter from the applicable health department at the provincial level. The effective period of such consent letters is two years.

Certain of our verticals contain medicine-related and medical care information. We currently do not have such consent letter or qualification certificate, but have engaged an agency to assist us in applying for such certificate and consent letter. We cannot assure you that we may be able to obtain them. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain certain permits for our health and Chinese medicine verticals would subject us to penalties.”

Regulation of Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits the infringement of such rights. In recent years, PRC government authorities have passed regulations on Internet use to protect personal information from unauthorized disclosure. The Internet Measures prohibit an ICP service operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Pursuant to the BBS Measures, ICP service operators that provide electronic messaging services must keep users’ personal information confidential and must not disclose such personal information to any third party without the users’ consent, unless required by law. The regulations further authorize the relevant telecommunications authorities to order ICP service operators to rectify unauthorized disclosures. ICP service operators are subject to legal liability if unauthorized disclosure results in damages or losses to users. The PRC government, however, has the power and authority to order ICP service operators to turn over personal information if an Internet user posts any prohibited content or engages in illegal activities on the Internet.

Our platform is open to Internet users for uploading text and images. As a result, content posted by our users may expose us to allegations by third parties of invasion of privacy. Though our users agree not to use our services in a way that is illegal, given the volume of content uploaded, it is not possible to identify and remove all potentially infringing content uploaded by our users and we may therefore be subject to litigations or claims in connection with invasion of user privacy.

Regulation of Advertising Business

The State Administration for Industry and Commerce, or SAIC, is the government agency responsible for regulating advertising activities in the PRC.

According to PRC Advertisement Law and relevant rules and regulations, companies that engage in advertising activities must obtain from SAIC or its local branches a business license which specifically includes advertising within its business scope. PRC advertising laws and regulations set forth certain content requirements for advertisements in the PRC including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for their advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish corrections of the misleading information. In circumstances involving serious violations, SAIC or its local branches may revoke violators’ licenses or permits for their advertising business operations.

In order to comply with these laws and regulations, our advertising contracts require that all advertising agencies or advertisers that contract with us must examine the advertising content provided to us to ensure that such content are truthful, accurate and in full compliance with PRC laws and regulations. In addition, we have established a task force to review all advertising materials to ensure the content does not violate relevant laws and regulations before displaying such advertisements, and we also request relevant advertiser to provide proof of governmental approval if an advertisement is subject to special government review.

Regulation of Information Security and Censorship

Applicable PRC laws and regulations specifically prohibit the use of Internet infrastructure where it may breach public security, distribute content harmful to the stability of society or disclose state secrets. It is mandatory for Internet companies in the PRC to complete security filing procedures and regularly update information security and censorship systems for their websites with the local public security bureau. In addition, the newly amended Law on Preservation of State Secrets, which became effective on October 1, 2010, provides that whenever an Internet service provider detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report such violation to the state security and public security authorities. Upon request of state security, public security or state secrecy authorities, the Internet service provider must delete any contents on its website that may lead to disclosure of state secrets. Failure to do so on a timely and adequate manner may subject the Internet service provider to liability and certain penalties enforced by the State Security Bureau, the Ministry of Public Security and/or MIIT or their respective local counterparts.

To comply with these laws and regulations, we have completed the mandatory security filing procedures with the local public security authorities, and regularly updated the information security and content-filtering systems with newly issued content restrictions as required by the relevant laws and regulations.

Regulation of Copyrights over Internet

In order to address copyright issues relating to the Internet, the PRC Supreme People’s Court adopted the Interpretations on Some Issues Concerning Applicable Laws for Trial of Disputes over Internet Copyright, or the Interpretations. The Interpretations establish joint liability for Internet service providers if they participate in, assist in or abet infringing activities committed by any other person through the Internet, are aware of infringing activities committed by their website users through the Internet or fail to remove infringing content or take other action to eliminate infringing consequences after receiving warning with evidence of such infringing activities from the copyright holder. In addition, Internet service providers will be held liable for copyright infringement if they knowingly upload, transmit or provide any methods, equipment or materials which are intended to bypass or disrupt circumvention technologies designed to protect copyrights of other people. Upon request, the Internet service providers should provide the copyright holder with the registration information of the alleged violator for claiming the infringing liabilities, provided that such copyright holder has produced relevant evidence of identification, copyright ownership and infringement. Where the Internet service provider takes measures to remove the infringing content after receiving warning from the copyright holder with good evidence, the court will not support the claim of the alleged violator against such Internet service provider for breach of contract. According to the Copyright Law, an infringer must be subject to various consequences, which include stopping the infringement, eliminating the damages, apologizing to the copyright owners and compensating the loss of copyright owners. The Copyright Law further provides that the infringer shall compensate the actual loss suffered by the copyright owner. If the actual loss of the copyright owner is difficult to determine, the illegal income received by the infringer as a result of the infringement shall be deemed as the actual loss or if such illegal income is difficult to be determine, the court may decide the amount of the actual loss up to RMB500,000.

Under the applicable laws and regulations, where a copyright holder finds that any content communicated through the Internet infringes upon its copyright and sends a notice to the ICP service operator, the ICP service operator shall immediately take measures to remove the relevant content. Such ICP service operator is also required to retain all infringement notices for six months and to record the content, display time and IP addresses and the domain names related to the infringement for 60 days. Where an ICP service operator removes relevant content of an internet content provider according to the notice of a copyright holder, the internet content provider may deliver a counter-notice to both the ICP service operator and the copyright holder, stating that the removed contents do not infringe upon the copyright of other parties. After the delivery of such counter-notice, the ICP service operator may immediately reinstate the removed contents and shall not bear administrative legal liability for such reinstatement. Where an ICP service operator is clearly aware of the infringement by an internet content provider of another’s copyright through the Internet, or, although not being aware of such activity, fails to take measures to remove relevant contents upon receipt of the copyright owner’s notice, and as a result, damages public interests, the ICP service operator could be subject to an order to stop the tortious act and other administrative penalties such as confiscation of illegal income and fines. Where there is no evidence to indicate that an ICP service operator is clearly aware of the facts of tort, or the ICP service operator has taken measures to remove relevant contents upon receipt of the copyright owner’s notice, the ICP service provider shall not bear the relevant administrative legal liabilities.

Our content licensors and users have entered into agreements with us in which they make an undertaking not to provide or upload any contents that may have infringed on the copyright of any third parties. However, we cannot ensure you that our content licensors or users who upload contents to our website will not infringe on the copyright of any third parties and we could delete any infringed contents in a time manner or at all. We may be consequently subject to copyright infringement claims arising thereof. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have been and expect we will continue to be exposed to intellectual property infringement and other claims, including claims based on content posted on our website, which could be time-consuming and costly to defend and may result in substantial damage awards and/or court orders that may prevent us from continuing to provide certain of our existing services.”

Regulation of Foreign Exchange Control and Administration

Under the Foreign Exchange Administration Rules, Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. As for capital account items, such as direct investments, loans, security investments and the repatriation of investment returns, however, the conversion of foreign currency is still subject to the approval of, or registration with, SAFE or its competent local branches. SAFE approval is not necessary for the conversion of Renminbi for foreign currency payments for current account items except as otherwise explicitly provided by laws and regulations. Under the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, enterprises may only buy, sell or remit foreign currencies at banks that are authorized to conduct foreign exchange business after the enterprise provides valid commercial documents and relevant supporting documents and, in the case of certain capital account transactions, after obtaining approval from SAFE or its competent local branches. If we provide loans to our PRC subsidiary, the total amount of such loans may not exceed the difference between its total investment as approved by the foreign investment authorities and its registered capital at the time of the provision of such loans. Such loans need to be registered with the SAFE, which usually takes no more than 20 working days to complete. The cost of completing such registration is minimal. Capital investments by enterprises outside of the PRC are subject to further limitations, which include approvals by the Ministry of Commerce, SAFE and the National Development and Reform Commission, or their respective competent local branches.

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular No. 142. Pursuant to Circular No. 142, Renminbi capital obtained from settlement of the foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the applicable government authority and unless otherwise specifically provided by law, such Renminbi capital cannot be used for domestic equity investments. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. As a result, the use of such Renminbi capital may not be altered without the SAFE’s approval, and such Renminbi capital may not be used to repay Renminbi loans if the relevant loan proceeds have not been used. Violations of the Circular No. 142 could result in severe monetary fines or penalties.

Regulation of Foreign Exchange Registration of Offshore Investment by PRC Residents

On October 21, 2005, SAFE issued the Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, or SAFE Circular No. 75, which went into effect on November 1, 2005. Circular No. 75 and the related rules provide that if PRC residents establish or acquire direct or indirect interest of offshore special purpose companies, or offshore SPVs, for the purpose of financing these offshore SPVs with assets of, or equity interests in, an enterprise in the PRC, or inject assets or equity interests of PRC entities into offshore SPVs, they must register with local SAFE branches with respect to their investments in offshore SPVs. Circular No. 75 also requires PRC residents to file changes to their registration if their offshore SPVs undergo material events such as capital increases or decreases, share transfers or exchanges, mergers or divisions, long-term equity or debt investments, and provisions of guaranties to foreign parties. SAFE subsequently issued relevant guidance to its local branches with respect to the operational process for the SAFE registration under Circular No. 75, which standardizes stringent supervision for registrations under Circular No. 75 and imposed obligations on onshore subsidiaries of offshore SPVs to coordinate with and supervise PRC residents holding direct or indirect interest in offshore SPVs to complete the SAFE registration process. Under the relevant SAFE rules, failure to comply with the registration procedures set forth in Circular No. 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore companies of offshore SPVs, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from such offshore entity, and may also subject relevant PRC residents and onshore companies to penalties under PRC foreign exchange administration regulations.

We understand that the aforesaid registration requirement under SAFE Circular No. 75 and the relevant implementing rules do not apply to our PRC subsidiary or our PRC resident beneficial owners due to the following reasons: (i) our company was incorporated and controlled by Phoenix TV, a Hong Kong listed company, rather than any PRC residents defined under SAFE Circular No. 75, (ii) none of the former or current shareholders of our PRC consolidated affiliated entities established or acquired interest in our company by injecting the assets of, or equity interest in, our consolidated affiliated entities, and (iii) all of our PRC resident beneficial owners obtained interest in our company through exercise of options granted to them under our share incentive plan. However, we cannot assure you that SAFE or its local branch would hold the same opinion with us and the relevant government authorities have broad discretion in interpreting these rules and regulations. See “Item 3. Key Information—D. Risk Factors—Risk Relating to Doing Business in China—If the PRC government finds that our PRC beneficial owners are subject to SAFE registration requirement under SAFE Circular No. 75 and the relevant implementing rules and our PRC beneficial owners fail to comply with such registration requirements, it may subject these PRC beneficial owners to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise materially and adversely affect us.”

SAFE Regulation of Stock Incentive Plan

On December 25, 2006, the People’s Bank of China promulgated the Administrative Measures for Individual Foreign Exchange. On January 5, 2007, SAFE issued the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rules, which, among other things, specifies the approval requirements for a “domestic individual’s” (including both PRC residents and non-PRC residents who reside in the PRC for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) participation in employee stock plans or stock option plans of an overseas publicly listed company. On February 15, 2012, SAFE issued the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Incentive Plan Rules, which terminated the Processing Guidance on Foreign Exchange Administration of Domestic Individuals Participating in the Employee Stock Ownership Plans or Stock Option Plans of Overseas-Listed Companies issued by SAFE on March 28, 2007. According to the Stock Incentive Plan Rules, if a domestic individual participates in any stock incentive plan of an overseas listed company, a qualified PRC domestic agent, which can be the PRC subsidiaries of such overseas listed company, shall, among other things, file, on behalf of such individual, an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock purchase or stock option exercise. Such PRC individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC domestic agent before distribution to such individuals.

Our employees who are “domestic individuals” and have been granted share options, or PRC optionees are subject to the Stock Incentive Plan Rules. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rules and the Stock Incentive Plan Rules, we and/or our PRC optionees may be subject to fines and other legal sanctions. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to comply with PRC regulations regarding the registration requirements for stock incentive plans may subject the plan participants or us to fines and other legal or administrative sanctions.”

Regulation of Dividend Distributions

Wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in the PRC is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. The board of directors of a wholly foreign-owned enterprise has the discretion to allocate a portion of its after-tax profits to its employee welfare and bonus funds. These reserve funds, however, may not be distributed as cash dividends. Under the EIT Law and its implementation rules, dividends payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a lower withholding tax rate.

Regulation of Overseas Listings

On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, SAIC, CSRC and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended in June 22, 2009. The M&A Rules purport, among other things, to require that offshore special purpose vehicles, or SPVs, that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. While the application of the M&A Rules remains unclear, our PRC counsel has advised us that based on its understanding of the current PRC laws, rules and regulations and the M&A Rules, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ADSs on the NYSE because we have not acquired any equity interest or assets of a PRC domestic company owned by PRC companies or individuals, as defined under the M&A Rules, that are our beneficial owners after the effective date of the M&A Rules.

However, our PRC counsel has further advised us uncertainties still exist as to how the M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If the CSRC or another PRC regulatory agency subsequently determines that prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC or payment or distribution of dividends by our PRC subsidiaries, or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. If the CSRC later requires that we obtain its approval for our initial public offering, we may be unable to obtain a waiver of CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding CSRC approval requirements could have a material adverse effect on the trading price of our ADSs.

C.	Organizational Structure

Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

Contractual Arrangements with Our Affiliated Consolidated Entities

Foreign investment in the Internet and mobile services industries is currently prohibited or restricted in China. As a Cayman Islands company, we do not qualify to conduct these businesses under PRC regulations. In addition, foreign investment in the advertising industry requires the foreign investor to possess certain qualifications, which we do not have. See “—B. Business Overview—Regulatory Matters.” As a result, our business in China is operated through contractual arrangements with our affiliated consolidated entities.

We do not have any equity interests in Tianying Jiuzhou or its subsidiary or Yifeng Lianhe. However, as a result of these contractual arrangements, we are the primary beneficiary of each of Tiangying Jiuzhou and Yifeng Lianhe and account for them as our consolidated affiliated entities under U.S. GAAP. Outstanding equity interests in Tiangying Jiuzhou and Yifeng Lianhe are held by Haiyan Qiao and Ximin Gao, and Yinxia Liu and Yansheng He, respectively. Mssrs. Qiao, Gao and He are all current employees of our company and have each been employed by us for approximately ten years. Ms. Liu is an employee of Zhongcheng Letian Property Development Company, a company founded by the chairman of Phoenix TV, Mr. Changle Liu. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of the affiliated consolidated entities may have potential conflicts of interest with us.”

We have consolidated the financial results of each of Tianying Jiuzhou and its subsidiary and Yifeng Lianhe in our consolidated financial statements in accordance with U.S. GAAP. In 2011, Tianying Jiuzhou and its subsidiary accounted for 86.3% of our total revenues, and Yifeng Lianhe accounted for 12.6% of our total revenues.

Overview of the Contractual Arrangements

The contractual arrangements among Fenghuang On-line, the affiliated consolidated entities and the shareholders of the affiliated consolidated entities enable us to:

•

receive substantially all of the economic benefits from Tianying Jiuzhou and its subsidiary and Yifeng Lianhe in consideration for the technical and consulting services provided and intellectual property rights licensed by Fenghuang On-line;

•	exercise effective control over Tianying Jiuzhou and its subsidiary and Yifeng Lianhe; and

•	have an exclusive option to purchase all of the equity interests in Tianying Jiuzhou and Yifeng Lianhe when and to the extent permitted under PRC laws.

Agreements that Transfer Economic Benefits to Us

Exclusive Technical Licensing and Service Agreements. Under the exclusive technical licensing and service agreements between Fenghuang On-line and each of the respective affiliated consolidated entities, or the technical service agreements, Fenghuang On-line has the exclusive right to provide designated technical and consulting services to the consolidated affiliated entities, including developing and upgrading various software, developing system technology, maintaining operational hardware and providing various training and consulting services, among other services. Third parties may only be engaged to provide the designated services to the affiliated consolidated entities under limited circumstances that are within the control of Fenghuang On-line.

Pursuant to the technical service agreements, the affiliated consolidated entities have each agreed to pay to Fenghuang On-line an amount equal to a certain percentage of their respective annual revenues, plus a special service fee for certain services rendered by Fenghuang On-line at the request of the relevant affiliated consolidated entity. However, the technical service agreements also provide that notwithstanding such agreement as to payment, the actual amount of the service fee may be adjusted upon mutual agreement of the parties. Historically, the affiliated consolidated entities have deducted relevant costs and expenses from the amount that is subject to the service fee payment, and have paid 100% of any of their respective net income to Fenghuang On-line.

The technical service agreements also transfer all of the economic benefit of intellectual property created by the affiliated consolidated entities to Fenghuang On-line. To the extent that the affiliated consolidated entities jointly develop business-related technologies with Fenghuang On-line or are entrusted by Fenghuang On-line to develop business-related technologies, the ownership and patent application rights for such technologies are vested in Fenghuang On-line. To extent that the affiliated consolidated entities develop business-related technologies independently, the affiliated consolidated entities are required to promptly notify Fenghuang On-line of such technologies, and Fenghuang On-line has the right to purchase each such technology for RMB 1 or the minimum purchase price permitted by then applicable law, or otherwise has priority rights with respect to any transfer or license of such technologies. In addition, Fenghuang On-line controls the patent applications of any business-related technologies created by the affiliated consolidated entities.

The term of each technical service agreement is indefinite unless terminated by Fenghuang On-line by providing prior written notice to the relevant affiliated consolidated entity. The technical service agreements provide that the affiliated consolidated entities cannot terminate such agreements under any circumstances or on any ground unless otherwise provided for by law.

The technical service agreements provide that any disputes shall be resolved by the parties through negotiation, and if the parties cannot reach an agreement within thirty days, the dispute shall be submitted to the China International Economic and Trade Arbitration Commission in Beijing. The arbitral awards shall be final and binding upon both parties.

Agreements that Provide Us with Effective Control and Grant Fenghuang On-line an Exclusive Option to Purchase all of the Equity Interests in the Affiliated Consolidated Entities When and To the Extent Permitted Under PRC Laws

Voting Right Entrustment Agreements. Each of the respective affiliated consolidated entities, their respective shareholders and Fenghuang On-line have entered into a voting right entrustment agreement. Pursuant to the voting right entrustment agreements the shareholders of each affiliated consolidated entity have granted a person designated by Fenghuang On-line, or the trustee, the right to exercise their rights as shareholders, including all voting rights, as well as rights to attend and propose the convening of shareholder meetings. Under the voting right entrustment agreements, the respective trustees have the right to access all information regarding the relevant affiliated consolidated entity’s operation, business, clients, finances and employees, as well as their financial, business and corporate documentation.

The term of each voting right entrustment agreement is indefinite unless both parties agree to terminate the agreement in writing, or unless Fenghuang On-line decides in its discretion to terminate the relevant agreement after the relevant affiliated consolidated entity or one of its shareholders breaches the agreement and such breach is not remedied within ten days of receipt of written notice. The voting right entrustment agreements provide that the affiliated consolidated entities cannot terminate such agreements under any circumstances or on any ground unless otherwise provided for by law.

The voting right entrustment agreements provide that any disputes shall be resolved by the parties through negotiation, and if the parties cannot reach an agreement within thirty days, the dispute shall be submitted to the China International Economic and Trade Arbitration Commission in Beijing. The arbitral awards shall be final and binding upon both parties.

Exclusive Equity Option Agreements. Each of the respective affiliated consolidated entities, their respective shareholders and Fenghuang On-Line have entered into an exclusive equity option agreement, or equity option agreement, pursuant to which Fenghuang On-line has an irrevocable, unconditional and exclusive option to purchase, or to designate other persons to purchase from the shareholders, to the extent permitted by applicable PRC laws, rules and regulations, all of the equity interest in the affiliated consolidated entities. Fenghuang On-line may acquire all of the equity interest in the relevant affiliated entity through one purchase or a series of purchases, the timing, manner and frequency of which are in Fenghuang On-line’s discretion. The purchase price for the entire equity interest is to be calculated based on the paid-up amount of the relevant equity interest or the minimum price permitted by applicable PRC laws, rules and regulations. In addition, the amount borrowed by the respective shareholders from Fenghuang On-line for making the capital contributions to the relevant affiliated consolidated entities under the loan agreements, as described in “—Loan Agreements,” shall offset the purchase price paid for any transfer of equity interest from the respective shareholders to Fenghuang On-line.

Under the equity option agreements, the shareholders have agreed that, without Fenghuang On-line’s written consent, they will not take certain actions, including transferring any of their equity interests in the affiliated consolidated entities, disposing or causing the affiliated consolidated entities’ management to dispose of any of the entities’ tangible or intangible assets, terminating any material agreement to which the affiliated consolidated entities are party, appointing or removing any of the affiliated consolidated entities’ directors, supervisors or management members, causing or endorsing the declaration or actual distribution of any profit, bonus, dividends or interests of the affiliated consolidated entities, or causing or endorsing any lending or borrowing or provision of any guarantee or creation of any other security interest other than in the normal course of business, among other actions.

The term of each equity option agreement will expire when all of the equity interests in the relevant affiliated consolidated entities has been duly transferred to Fenghuang On-line or its designated representative. In addition, the equity option agreements provide that neither of the affiliated consolidated entities nor their shareholders may terminate such agreements under any circumstances or on any ground.

The equity option agreements provide that any disputes shall be resolved by the parties through negotiation, and if the parties cannot reach an agreement within thirty days, the dispute shall be submitted to the China International Economic and Trade Arbitration Commission in Beijing. The arbitral awards shall be final and binding upon both parties.

Loan Agreements. Pursuant to the loan agreements among Fenghuang On-line and the respective shareholders of each of the affiliated consolidated entities, Fenghuang On-line granted interest-free loans to the shareholders of the affiliated consolidated entities in an amount equal to their respective capital contribution in the affiliated consolidated entities. The loans can be repaid only with proceeds from the sale of all of the respective shareholder’s equity interests in the applicable affiliated consolidated entity to Fenghuang On-line or its designated representatives pursuant to the applicable equity option agreement.

The term of each loan is ten years from the execution of the applicable loan agreement, and may be extended upon mutual agreement of the parties. Any disputes shall be resolved by the parties through negotiation, and if the parties cannot reach an agreement within thirty days, the dispute shall be submitted to the China International Economic and Trade Arbitration Commission in Beijing. The arbitral awards shall be final and binding upon both parties.

Equity Pledge Agreements. Each of the affiliated consolidated entities, their respective shareholders and Fenghuang On-line, have entered into an equity pledge agreement. Under the equity pledge agreements, the shareholders have pledged their respective equity interests in the affiliated consolidated entities to Fenghuang On-line to secure the performance of the obligations of the affiliated consolidated entities and the shareholders under the applicable technical service agreements, voting right entrustment agreements, equity option agreements and loan agreements, including, among others, the payment of the service fees, the entrustment of the shareholders’ voting rights in the affiliated consolidated entities, the conditional transfer of the shareholders’ equity interests in the affiliated consolidated entities and the repayment of the shareholder loans with proceeds from the transfer of the shareholders’ equity interests, respectively. All registrations necessary to secure the enforceability of each of the equity pledge agreements have been completed.

The term of each equity pledge agreement will expire when the secured obligations have been fully performed or released. Any disputes shall be resolved by the parties through negotiation, and if the parties cannot reach an agreement within thirty days, the dispute shall be submitted to the China International Economic and Trade Arbitration Commission in Beijing. The arbitral awards shall be final and binding upon both parties.

We have been advised by our PRC legal counsel, Zhong Lun Law Firm, that the structure for operating our business in China (including our corporate structure and our contractual arrangements with our affiliated consolidated entities) complies with all applicable PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations. However, there are uncertainties regarding the interpretation and application of the relevant PRC laws, rules and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not take a view that is contrary to the opinion of our PRC legal counsel. Our PRC legal counsel has further advised that if a PRC government authority determines that our corporate structure, the contractual arrangements or the reorganization to establish our current corporate structure violates any applicable PRC laws, rules or regulations, the contractual arrangements will become invalid or unenforceable, and we could be subject to severe penalties and required to obtain additional governmental approvals from the PRC regulatory authorities. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with PRC governmental restrictions on foreign investment in Internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we would be subject to severe penalties or be forced to relinquish our interests in those operations” and “Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could limit the protections available to you and us.”

Our Relationship with Phoenix TV

We are currently a subsidiary of Phoenix TV, the leading Hong Kong-based satellite TV network broadcasting Chinese language content globally and into China. Phoenix TV owns 50.26% of our outstanding ordinary shares and 56.77% of the voting power of our ordinary shares as of the date of this annual report. Phoenix TV first reported its new media business as one of its business segments in its annual report submitted to the Hong Kong Stock Exchange for the year ended December 31, 2007. Fenghuang On-line entered into a cooperation agreement with Phoenix TV, or the Phoenix TV Cooperation Agreement on November 24, 2009. Under this agreement Fenghuang On-line and Phoenix TV agreed to certain cooperative arrangements in the areas of content, branding, promotion and technology and Phoenix TV agreed to procure and procured its subsidiaries, Phoenix Satellite Television Company Limited and Phoenix Satellite Television Trademark Limited, to enter into the Content License Agreements and Trademark Licenses Agreements, respectively, with each of our affiliated consolidated entities on November 24, 2009.

We have a mutually beneficial relationship with Phoenix TV. We and Phoenix TV share a common vision of the convergence of traditional and new media channels, and work together to realize this vision. While we furnish Phoenix TV with access to our new media delivery channels, Phoenix TV enables us to display our proprietary content on its TV programs. We believe that our and Phoenix TV’s active promotion of one another’s brands on our respective Internet-enabled and TV platforms helps to grow our combined audience synergistically. Our chief executive officer is also a vice president of Phoenix TV.

Pursuant to the Content License Agreements, Phoenix TV has also granted each of our affiliated consolidated entities an exclusive license to use its content on our Internet and mobile channels in China. These exclusive content licenses help to distinguish our content offerings from those of other Internet and new media companies in China and make a material contribution to our business, in particular, to our video VAS business, which accounted for 4.2% of our total revenues in 2011, and, indirectly, to our video advertising business.

As compensation for the rights granted to Fenghuang On-line under the Phoenix TV Cooperation Agreement, Fenghuang On-line is obligated to pay Phoenix TV an annual service fee in the amount of RMB1.6 million for the first year of the agreement that incrementally increases by 25% for each subsequent year of the agreement. In the event that Phoenix TV’s indirect voting interest in Fenghuang On-line decreases to 50% or below, Phoenix TV has the right to amend the annual service fee, provided that it may not be raised to more than 500% of the original annual service fee. Each of the Phoenix TV Cooperation Agreement, the Content License Agreements and the Trademark License Agreements will expire in March 2016 unless both of the relevant parties agree to extend their respective terms. Each of these agreements may be terminated early subject to the occurrence of certain events. For more information about these agreements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions and Agreements with Phoenix TV and Certain of its Subsidiaries.”

Although we believe that our interests and those of Phoenix TV are mostly aligned because Phoenix TV will continue to consolidate our financial results as long as Phoenix TV maintains a majority voting interest in our company, there may be conflicts of interest between our company and Phoenix TV from time to time. We may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with a non-controlling shareholder. For more information about our potential conflicts of interest with Phoenix TV, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We may have conflicts of interest with Phoenix TV and, because of Phoenix TV’s controlling beneficial ownership interest in our company, may not be able to resolve such conflicts on terms favorable for us.”

Subsidiaries of Phoenix New Media Limited

An exhibit containing a list of our significant subsidiaries has been filed with this annual report.

D.	Property, Plants and Equipment

Please refer to “B. Business Overview—Facilities” for a discussion of our property, plants and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Unless otherwise states, the discussion and analysis of our financial condition and results of operation in this section apply to our financial information as prepared according to U.S. GAAP. You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. The following discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors.”

Overview

We are a leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, we enable consumers to access professional news and other quality information and share user-generated content, or UGC, on the Internet and through their mobile devices. We also transmit our UGC and in-house produced content to TV viewers primarily through Phoenix TV. Our platform includes our ifeng.com channel, consisting of our ifeng.com website, our video channel, comprised of our dedicated video vertical and video services and applications, and our mobile channel, including our mobile Internet website, mobile Internet and value-added services, or MIVAS, and, mobile applications.

According to iResearch, our online monthly unique visitors increased from 106.0 million in December 2010 to 182.4 million in December 2011. We have also ranked fourth among all portals in China in terms of monthly effective user time spent since October 2011, according to iResearch. Our brand, “ifeng.com” (鳳凰網) was awarded a “Top 10 New Media Brand Award” by MOC, SARFT, GAPP and the Beijing Municipal Government at the fourth New Media Festival in November 2011. The appeal of our brand is enhanced by its affiliation with the “Phoenix” (鳳凰) brand of Phoenix TV. We earn revenues from advertising and paid services, which accounted for 49.0% and 51.0% of our total revenues, respectively, in 2011.

Our net advertising revenues collectively accounted for 31.1%, 38.7% and 49.0% of our total revenues in 2009, 2010 and 2011, respectively. Our advertising solutions present brand advertisers with opportunities to access our user base with the consumer targeting capabilities of the Internet. We provide advertising services through our online and video channels primarily, and to a small extent, through our mobile channel. We recognize revenues from our advertising services on a net basis, deducting the agency service fees we pay to advertising agencies. Driven by the growth in our number of advertisers, which reached 319, 502 and 558 as of December 31, 2009, 2010 and 2011, respectively, our net advertising revenues increased from RMB81.6 million in 2009, to RMB204.4 million in 2010, and to RMB465.8 (US$74.0 million) in 2011.

We offer a wide variety of paid services all of our channels, including (i) mobile Internet and value-added services, or MIVAS, which include our digital reading services, mobile game services and wireless value-added services, or WVAS, such as messaging-based services (SMS and MMS), as well as Internet value-added services; (ii) video value-added services, or video VAS, which consists of our online video paid services, our mobile video paid services and video content sales. We derived 91.7% and 8.3% of our paid service revenues, respectively, from our MIVAS and video VAS in 2011. We generate the majority of our paid service revenues from our WVAS, digital reading services, mobile games, and mobile video paid services by providing content to mobile device users and collecting revenue shares from the relevant mobile operator. We also earn a significant amount of paid service revenues in the form of fixed fees from China Mobile, for digital reading services. These offerings have driven the growth of our paid service revenues from RMB180.7 million in 2009, to RMB324.3 million in 2010, and to RMB484.8 million (US$77.0 million) in 2011.

Our business and operating results are affected by general factors affecting China’s new media industry, which include China’s overall economic growth, per capita disposable income, the trend of media convergence, growth of new media and its popularity as an advertising medium, growth of Internet penetration, adoption of paid services, including 3G mobile services, and smart phones. Unfavorable changes in any of these general industry conditions could negatively affect demand for our services and negatively and materially affect our results of operations.

Our business, results of operations, financial condition and future growth are more directly affected by company specific factors and trends, including:

•	our ability to maintain and expand our target user base;

•	our ability to provide effective advertising services and enhance our pricing power;

•	our ability to grow our MIVAS and mobile subscription and pay-per-view video services; and

•	our ability to procure and produce content in a cost-effective manner.

Critical Accounting Policies and Estimates

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the financial statements of us, our subsidiaries, our consolidated affiliated entities, and the subsidiary of one of our affiliated consolidated entities prepared on a going concern basis. The consolidated financial statements do not include the financial position and results of operations of PHOENIXi Investment Limited and its subsidiaries on a consolidated basis as were undergoing liquidation from October 2006 and were liquidated on December 21, 2011. All significant transactions and balances among us, our subsidiaries, our consolidated affiliated entities and subsidiary of the consolidated affiliated entities have been eliminated upon consolidation. We consolidate our consolidated affiliated entities and subsidiary of the consolidated affiliated entities as required by Accounting Standards Codification, or ASC, 810 “Consolidation” , because Fenghuang On-line holds all the variable interests of our consolidated affiliated entities and subsidiary of the consolidated affiliated entities and has been determined to be the primary beneficiary of our consolidated affiliated entities. We prepare our consolidated financial statements in accordance with U.S. GAAP.

Use of Estimates

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates. We believe that the accounting for advertising and paid service revenues, the allocation of content costs and other corporate expenses, the determination of estimated selling prices of multiple elements revenues contract, accounting for income taxes and uncertain tax positions, allowances for doubtful debt, share-based compensation, consolidation, determination of the estimated useful lives of property and equipment and intangible assets, assessment of impairment of long-lived assets, determination of fair value of financial instruments, determination of the fair value of Series A convertible redeemable preferred shares and foreign currency represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, service has been performed and the collectibility of the related fee is reasonably assured. For multiple element arrangements (arrangements with more than one deliverable), we have early adopted ASU 2009-13 “Multiple Deliverable Revenue Arrangements” (effective June 15, 2010) through a retrospective application to all revenue arrangements for all periods presented of the financial statements, which requires us to separate multiple element arrangements into different units of accounting, when possible, and allocate total arrangement consideration to each unit of accounting on the basis of their relative selling price.

Net Advertising Revenues

Online advertising revenues are derived principally from advertising arrangements where the advertisers pay to place their advertisements on our website in different formats over a particular period of time. Such formats generally include, but are not limited to, banners, text-links, videos, logos, buttons, and rich media. Advertisements on our website are generally charged on the basis of duration, and advertising contracts are signed to establish the fixed price and the advertising services to be provided. Where collectability is reasonably assured, advertising revenues from advertising contracts are recognized ratably over the contracted period of display.

The majority of our advertising revenue arrangements involve multiple element deliverables, including placements of different advertisement formats on our website over different periods of time. We break down the multiple element arrangements into single units of accounting when possible, and allocate total consideration to each single unit of accounting using the relative selling price method. We mainly use (a) vendor-specific objective evidence of selling price, if it exists; and otherwise (b) third -party evidence of selling price. If neither (a) nor (b) exists, we use (c) management’s best estimate of the selling price for that deliverable. We recognize revenue on the elements delivered and defer the recognition of revenue for the fair value of the undelivered elements until the remaining obligations have been satisfied. Where all of the elements within an arrangement are delivered uniformly over the agreement period, the revenues are recognized on a straight line basis over the contract period.

We provide cash incentives in the form of agency service fees to certain third-party advertising agencies based on their sales performance, and account for such incentives as a reduction of revenue in accordance with ACS 605-50-25 “Customer Payments and Incentives: Recognition.”

We enter into barter transaction involving advertising services and follow ASC 605-20 “Revenue Recognition: Services.” Such barter transactions should be recorded at fair value only if such value of the advertising surrendered in the transaction is determinable within reasonable limits. We do not recognize revenue and expenses for advertising-for-advertising barter transactions since the fair value of the advertising services surrendered/received in the transaction is not determinable. Except for advertising-for-advertising barter transactions, we recognize revenue from barter transactions involving exchanging advertising services for technical and marketing services

Paid Service Revenues

Paid service revenues are primarily derived from MIVAS and video VAS.

MIVAS. MIVAS revenues are derived from providing mobile phone users with digital reading services, mobile game services, WVAS and Internet VAS. WVAS include SMS, MMS, music services such as RBT services, IVR services and WAP services. Revenues from digital reading services, mobile game services and WVAS are charged on a monthly or per-usage basis. Revenues from MIVAS are recognized in the period in which the service is performed, provided that no significant obligation remains, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

We mainly contract with China Mobile and its subsidiaries, and to a lesser degree, with other mobile operators, for billing, collection and transmission services related to the MIVAS offered to our users. The determination of whether to record these revenues using the gross or net method is based on an assessment of various factors. The primary factors are whether we are acting as the principal in offering services to the customer or as an agent in the transaction, and the specific requirement of each contract. For mobile game services and most WVAS, we are responsible to provide desired services to the customers and have reasonable latitude to establish price. Therefore, we are considered the primary obligor in these transactions, and revenues from these services are recorded on a gross basis. Revenues from digital reading services and music services are recorded on a net basis as we act as an agent of operators in these transactions. If the terms of the arrangement with operators were to change and cause the gross indicators to not be met, we would need to record our MIVAS revenues on a net basis. In 2011, approximately 72.2% of our MIVAS revenues were recorded on a gross basis. Consequently, recording MIVAS revenues on a net basis would cause a significant decline in our total revenues and could have a significant impact on our gross profit margin.

Due to the time lag between when the services are rendered and when the mobile operators’ billing statements are received, most MIVAS revenues are estimated based on our internal billing records and transmissions for the month, adjusting for prior periods’ confirmation rates with operators and prior periods’ discrepancies between internally estimated revenues and actual revenues confirmed by operators. If subsequent billing statements from the operators differ significantly from management’s estimates, our revenues could be materially impacted. We have not noted any significant differences between our estimates and the operators’ billing statements historically.

We also contract with China Mobile to provide news content and other services to support China Mobile’s mobile newspaper products. A fixed fee is charged for the contract period, and is recognized as revenue using the straight-line method.

Internet VAS revenues are derived principally from online games and online promotion solutions. Since Internet VAS revenues accounted for a very small proportion of our total revenues, we combined the revenues from Internet VAS into revenues from MIVAS starting from the third quarter of 2011. Internet VAS revenues accounted for 1.9% of our paid service revenues in 2011.

Video VAS. We provide video programming such as documentaries, news clips and features edited and produced by us to the customers through our online subscription and pay-per-view video services and mobile subscription and pay-per-view video services. Such revenues are recognized evenly in the subscription period, or in the period in which the service is provided, provided no significant obligation remains, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

We contract with China Mobile and other mobile operators for billing, collection and transmission services related to the mobile video services. Revenues from mobile video services are recorded on a net basis as the operators are considered primary obligor in the transaction.

We also generate revenues by sublicensing a portion of the video content we obtain from Phoenix TV Group. The video content sales agreements we enter into involve the transfer of non-exclusive broadcasting rights to other third party websites or other Internet and mobile media companies for a definitive license period. In accordance with Accounting Standards Codification (ASC) 926-605 “Entertainment-Films, Revenue Recognition,” we recognize revenues in respect of our video content sales arrangements when the following criteria are met: persuasive evidence of a sublicensing arrangement with a customer exists, the content has been delivered or is available for immediate and unconditional delivery, the sublicense period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale, the arrangement fee is fixed or determinable and collection of the arrangement fee is reasonably assured. Pursuant to the Phoenix TV Cooperation Agreement, we pay Phoenix TV 50% of the revenues we earn from sublicensing Phoenix TV’s video content, which is recognized in our cost of revenues.

Expense Allocation with Phoenix TV

We and Phoenix TV Group have engaged in various mutual cooperation activities in content, branding and promotions, technical support and corporate management. There were no payments for these arrangements until November 2009, when we entered into a cooperation agreement with Phoenix TV which stipulates the costs and expenses charged to us related to content and other services provided by Phoenix TV Group. The agreement was effective as of January 1, 2010. Accordingly, the related costs and expenses were recorded by us based on the cooperation agreement for the years ended December 31, 2010 and 2011. On March 28, 2011, Phoenix TV and we amended the cooperation agreement to extend the expiration of the cooperation period from November 2014 to March 2016. The consideration arrangements for the cooperation remained unchanged.

Apart from the above cooperation agreement, Phoenix TV Group also paid certain expenses on our behalf, such as technical support services, data line usage and other general and administrative expenses, which we needed to settle with Phoenix TV Group based on the actual amount and were recorded in the consolidated statements of operations.

Our consolidated financial statements includes the allocation of content costs, the allocation of advertising and promotion fees, technical services expenses, and corporate administrative expenses, as well as technical support services, data line usage and other general and administrative expenses that Phoenix TV Group paid on our behalf. These costs and expenses were allocated and charged to us using the following principles for the years before 2010:

•

Program content produced by Phoenix TV Group was partly used to support our operations. These content production costs were allocated to us based on our percentage of relative revenues generated from such content by us to the total relative revenues generated by us and Phoenix TV Group. The content production costs were included in cost of revenues and recorded as a contribution from Phoenix TV Group.

•	Data line service fees paid to external parties by Phoenix TV Group on our behalf were actually charged to us. These fees were included in cost of revenues.

•

We and Phoenix TV Group collaborated on and conducted promotion campaigns for mutual branding and promotions. Total advertising and promotion fees incurred by us and by Phoenix TV Group were allocated to us based on our percentage of revenues to the total revenues of us and Phoenix TV Group. Our actual incurred amount of the advertising and promotion expenses exceeded the advertising and promotion expenses allocated to us, and the excess portion was recorded as a distribution to Phoenix TV Group.

•

We allocated certain technical service expenses to Phoenix TV Group based on the percentage of estimated time incurred for Phoenix TV Group to the total time incurred for us and for Phoenix TV Group. These expenses were recorded as a distribution to Phoenix TV Group. In addition, salaries, bonuses and other benefits of Phoenix TV Group’s technical support staff were actually charged to us based on the actual time incurred for our business, and were included in technology and product development expenses.

•

Corporate administrative expenses comprised salaries, bonuses and other benefits of the Phoenix TV’s senior management which were allocated to us based on the percentage of estimated time incurred for our business to total time incurred for us and for Phoenix TV Group. These expenses were included in general and administrative expenses and recorded as a contribution from Phoenix TV Group. In addition, other general and administrative expenses paid to external parties by Phoenix TV Group on our behalf were actually charged to us.

For year ended December 31, 2009, the above equity transactions with Phoenix TV Group resulting from expense allocations resulted in aggregate in a net distribution of equity to Phoenix TV Group.

Share-based Compensation

We have share incentive plans for the granting of share-based awards, including share options, restricted shares and restricted share units. We measure the cost of employee services received in exchange for share-based compensation as the grant date fair value of the award. We recognize the share-based compensation as costs and/or expenses in our consolidated statements of operations, net of estimated forfeitures, on a graded-vesting basis over the vesting term of the awards.

Cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the cancelled award, or modification awards. The share-based compensation associated with the modification awards are recognized if either the original vesting condition or the new vesting condition has been achieved. Such compensation costs cannot be less than the grant-date fair value of the original award. The incremental compensation cost is measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date. Therefore, in relation to the modification awards, we recognize share-based compensation over the vesting periods of the new options, which comprises, (1) the amortization of the incremental portion of share-based compensation over the remaining vesting term and (2) any unrecognized compensation cost of original award, using either the original term or the new term, whichever is higher for each reporting period.

We adopt the Black-Scholes option pricing model to determine the fair value of share options based on the fair value of underlying ordinary share at the grant date. The assumptions used in calculating the fair value of share options represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. Those assumptions included:

For the Years Ended December 31,
	2009	2010	2011
Expected volatility rate	57.60%-58.07%	54.37%-54.91%	—
Expected dividend yield	—	—	—
Expected term (years)	5.31-5.46	4.64-5.30	—
Risk-free interest rate (per annum)	2.94%-2.95%	2.65%-3.57%	—

Expected Volatility. We estimated the expected volatility at the date of grant based on the average annualized standard deviation of the share prices of comparable listed companies.

Expected Dividend Yield: The Black-Scholes option pricing model calls for a single expected dividend yield as an input. We have not declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.

Expected Term: We estimated the expected term based on the timing of the expected public offering, the vesting schedule and the exercise period of the options.

Risk-Free Interest Rate: We based the risk-free interest rate used in the Black-Scholes option pricing model on the derived market yield of the USD denominated Chinese government bond for the term approximating the expected life of award at the time of grant.

Estimated Pre-vesting Forfeitures: When estimating forfeitures, we considered both voluntary and company initiated termination.

We determined the fair value of restricted share and restricted share units based on the fair value of the underlying ordinary shares at the grant date and considering the dilutive effect of restricted share and restricted share units.

Forfeiture rate are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. We use historical data to estimate pre-vesting option and restricted share units forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

Income Taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in statement of operations in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

On January 1, 2007, we adopted the provisions of ASC subtopic 740-10, or ASC 740-10, “Income Taxes Overall,” which clarified the accounting for uncertainty in income taxes by prescribing the recognition and measurement thresholds a tax position is required to meet before being recognized in the financial statements. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes.

Allowance for Doubtful Accounts Receivable

The carrying value of accounts receivable is reduced by an allowance that reflects our best estimate of the amounts that will not be collected. We make estimations for the collectability of accounts receivable considering many factors, including but not limited to reviewing accounts receivable balances, historical bad debt rates, repayment patterns, customer credit worthiness, financial conditions of the customers and industry trend analysis resulting in their inability to make payments due to us. We also make a specific allowance if there is evidence showing that the receivable is likely to be not recoverable.

Foreign Currency

Our functional currency is the U.S. dollar. Our subsidiaries and consolidated affiliated entities in the British Virgin Islands, Hong Kong and China use their respective local currencies as their functional currencies. An entity’s functional currency is the currency of the primary economic environment in which the entity operates or, in the case of a start-up entity, is the currency that the entity plans to use on a long-term basis. Management must use judgment in determining an entity’s functional currency, assessing economic factors including cash flow, sales price, sales market, expense, financing and inter-company transactions and arrangements. The determination of our functional currency as the U.S. dollar is based largely on our planned future operations overseas. To the extent we significantly change how we carry out these plans or they do not materialize, we would need to re-assess the determination of our functional currency. To the extent a re-assessment results in a change to our functional currency our financial position and results of operations may be materially impacted.

Impact from exchange rate changes related to transactions denominated in currencies other than the functional currency is recorded as a gain and loss in our consolidated statements of operations, while impact from exchange rate changes related to translating a foreign entity’s financial statements from its functional currency to our reporting currency, the RMB, is disclosed and accumulated in a separate component under the equity section of our consolidated balance sheets. Translation gains or losses are not released to net income unless the associated net investment has been sold, liquidated or substantially liquidated. Management uses judgment in determining the timing of recognition of translation gains or losses. Such determination requires assessing whether translation gains or losses were derived from the sale or complete or substantially complete liquidation of an investment in a foreign entity. Different judgments or assumptions resulting in a change of the timing of recognition of foreign exchange gains or losses may materially impact our financial position and results of operations.

Fair Value of Our Ordinary Shares

Prior to our intial public offering, we were a private company with no quoted market prices for our ordinary shares. We have therefore needed to make estimates of the fair value of our ordinary shares at various dates for the following purposes:

•

Determining the fair value of our ordinary shares at the date of issuance of convertible instruments as one of the inputs into determining the intrinsic value of the beneficial conversion feature, if any.

•

Determining the fair value of our ordinary shares at the date of the grant of a share-based compensation award to our employees as one of the inputs into determining the grant date fair value of the award.

To determine the fair value of our ordinary shares, we considered the income approach to be the most appropriate method, and the market approach was also considered for verifying the result. For the income approach, we utilized a discounted cash flow, or DCF, analysis based on our management’s best estimates of projected cash flows as of each of the valuation dates. The projected cash flows included among other things, an analysis of projected revenue growth, gross margins, effective tax rates, capital expenditures, working capital requirements and depreciation and amortization. The discount rates reflected the risks management perceived as being associated with achieving the forecasts and were derived by using the Capital Asset Pricing Model, after taking into account systematic risks and company-specific risks. We also applied discounts for lack of marketability or, DLOM, to our equity value to reflect the fact that our ordinary shares were not publicly traded at the valuation date. When determining the DLOM, the Black-Scholes option pricing model was used. The equity value of our company determined at the respective valuation dates based on the above assumptions was allocated between the preferred shares and ordinary shares using the option pricing allocation method and straight allocation method.

The following table sets forth the fair value of our ordinary shares estimated at different times.

Date	Class of Shares	Fair Value	DLOM	Discount Rate
July 4, 2008	Ordinary Shares	US$0.12	30.0%	27.43%
November 5, 2008	Ordinary Shares	US$0.12	30.0%	26.79%
July 31, 2009	Ordinary Shares	US$0.15	30.0%	24.30%
September 15, 2009	Ordinary Shares	US$0.15	30.0%	24.34%
January 8, 2010	Ordinary Shares	US$0.16	30.0%	23.02%
July 1, 2010	Ordinary Shares	US$0.21	16.3%	22.25%
September 30, 2010	Ordinary Shares	US$0.40	11.1%	20.75%
December 1, 2010	Ordinary Shares	US$0.43	9.8%	20.60%
March 17, 2011	Ordinary Shares	US$1.14	8.0%	20.30%

Fair Value of Our Series A Convertible Redeemable Preference Shares

Based on the fair value of our ordinary share at the appraisal date, we also determined the fair value of the Series A convertible redeemable preference shares. The fair value of the Series A convertible redeemable preference shares is basically composed of two parts, namely: (1) the expected present value of principal and interest payments from the appraisal date to the maturity date of the Series A convertible redeemable preference shares using discounted cash flow method, or the Liability Component; and (2) the option value derived from the right to convert the Series A convertible redeemable preference shares into our ordinary shares and the redemption right, if any, of the Series A convertible redeemable preference shares using binomial option pricing model, or the Option Component. We used the fair value of the Series A convertible redeemable preference shares to determine the amount of redemption value as well as the amortization of the associated beneficial conversion feature. Consistent with ordinary shares discussed above, the determination of the fair value of our Series A convertible redeemable preference shares required complex and subjective judgments to be made.

Series A convertible redeemable preferred shares were estimated as of the date of issuance and at each financial statements reporting date with the following assumptions:

	December 31, 2009	December 31, 2010
Risk-free interest rate	2.91%	3.15%
Volatility rate	56.41%	55.26%
Dividend yield	—	—
Discount rate	22.97%	20.43%

We estimated the risk-free interest rate based on yield-to-maturities in continuous compounding of PRC government bonds with the time-to-maturities being similar to those of the Series A convertible redeemable preferred shares. We estimated volatility at the date of appraisal based on averages/medians of industry annualized historical stock price volatility. We have no history or expectation of paying dividends on our Series A convertible redeemable preferred shares. Discount rate was estimated by weighted average cost of capital as at the appraisal date. In addition to the above assumptions adopted, our projections of future performance were also factored into the determination of the fair values of the Series A convertible redeemable preferred shares.

Internal Control over Financial Reporting

Prior to our initial public offering in May 2011, we had a relatively short operating history and limited accounting personnel and other resources with which to address our internal controls and procedures over financial reporting. During the course of the audit of our consolidated financial statements for the years ended December 31, 2008, 2009 and 2010 included in our registration statement on Form F-1 filed in connection with our 2011 initial public offering, we and our independent registered public accounting firm identified one material weakness and one significant deficiency in our internal control over financial reporting, as defined in AU 325, Communicating Internal Control Related Matters Identified in an Audit, of the AICPA Professional Standards. A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our company’s financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

The material weakness identified related to the lack of sufficient accounting personnel with appropriate understanding of U.S. GAAP accounting issues and the SEC reporting requirements. The significant deficiency related to the lack of written accounting manual and closing procedures to facilitate preparation of financial statements for financial reporting purposes. The material weakness resulted in audit adjustments and corrections to our financial statements. In connection with the audit of our consolidated financial statements for the year ended December 31, 2011, we and our independent registered public accounting firm determined that the above-mentioned material weakness and significant deficiency in our internal control over financial reporting continue to exist.

We have undertaken certain remedial steps to address the material weakness and the significant deficiency, including (i) having established an audit committee to oversee the accounting and financial reporting processes as well as external and internal audits of our company and (ii) having established an internal audit function, and we continue to undertake certain other such remedial steps, including (i) hiring additional professionals with experience in U.S. GAAP and SEC reporting from reputable accounting firms or public companies, training our new and existing accounting staff, standardizing our accounting systems by introducing additional programs and procedures, (ii) formalizing and standardizing accounting manual, policies and procedures in relation to period-end-closing and financial reporting at both headquarters and subsidiaries levels and (iii) increasing the level of interaction among our management, audit committee and other external advisors. We plan to continue to address and remediate our internal control over financial reporting in time to meet the deadline for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act.

However, the implementation of these initiatives may not fully address the material weakness and significant deficiency in our internal control over financial reporting. In addition, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate in satisfying our reporting obligations. Our failure to cure the material weakness and significant deficiency or our failure to discover and address any other weaknesses or deficiencies may result in inaccuracies in our financial statements in accordance with U.S. GAAP or delay in preparing our financial statements. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Ineffective internal control over financial reporting could also expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which our ADSs are listed, regulatory investigations or civil or criminal sanctions.

We are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. The SEC, as required under Section 404 of the Sarbanes-Oxley Act, or Section 404, has adopted rules requiring public companies to include a report of management on the effectiveness of these companies’ internal control over financial reporting in their annual reports. In addition, an independent registered public accounting firm must report on the effectiveness of public companies’ internal control over financial reporting. These requirements will first apply to us beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2012. Our management may conclude that our internal control over financial reporting is not effective due to our failure to cure the identified material weakness and significant deficiency or otherwise. Moreover, If we fail to achieve and maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, our independent registered public accounting firm may determine that our internal control over financial reporting is not effective or it may decline to attest to the effectiveness of our internal control over financial reporting.

Description of Key Statement of Operations Items

Revenues

The following table sets forth the principal components of our total revenues by amount and by percentage of total revenues for the periods presented.

	For the Years Ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Revenues:
Net advertising revenues	81,632	31.1%	204,369	38.7%	465,824	74,012	49.0%
Paid service revenues	180,715	68.9%	324,326	61.3%	484,768	77,022	51.0%

Total revenues	262,347	100.0%	528,695	100.0%	950,592	151,034	100.0%

Revenues

We derive our revenues from advertising services and paid services.

Advertising services. Our net advertising revenues accounted for 31.1%, 38.7% and 49.0% of our total revenues in 2009, 2010 and 2011, respectively. We generate our net advertising revenues from payments made by advertisers to place advertisements on our websites for particular durations of time. We provide our advertising services through our online and video channels primarily and, to a small extent, through our mobile channel. The advertising formats we offer generally include banners, videos, text-links, logos, buttons and rich media. Growth in our number of advertisers and average revenue per advertiser, or ARPA, both contributed significantly to the growth of our net advertising revenues from 2009 to 2010, and from 2010 to 2011. Our number of advertisers reached 319, 502 and 558 as of December 31, 2009 and 2010 and 2011, respectively. Our ARPA increased from RMB0.3 million in 2009, to RMB0.4 million in 2010, and to RMB0.8 million (US$0.1 million) in 2011. Such increases in ARPA were driven by greater demand for our advertising services resulting from our user traffic growth and our offering of a greater variety of advertising services in attractive service packages, which allowed us to increase the prices we charged and generate a greater volume of advertising business per customer.

Advertisers purchase our advertising services primarily through third-party advertising agencies. As is typical in the Chinese online advertising industry, most of the advertisements on our website are charged on the basis of duration. A small amount of the advertisements presented on our website are charged on a cost-per-thousand-impression, or CPM, basis. Our advertising contracts establish fixed prices for the advertising services we provide. We recognize advertising revenues on a net basis after deducting service fees earned by advertising agencies, and based on the delivery pattern over the display period as specified in the relevant contract. Going forward, we expect our net advertising revenues to comprise an increasing share of our total revenues.

We also earn advertising revenues from related parties, including Phoenix TV for joint TV and online advertising solutions which we provide together with Phoenix TV to certain Phoenix TV advertising customers and China Mobile for online advertising services. We also record these revenues as net advertising revenues earned from related parties. Our net advertising revenues earned from related parties accounted for 4.7%, 2.4% and 5.6% of our net advertising revenues in 2009, 2010 and 2011, respectively.

Paid Services. Our paid service revenues contributed 68.9%, 61.3% and 51.0% of our total revenues in 2009, 2010 and 2011, respectively. The following table sets forth our paid service offerings and their respective contributions to our paid service revenues and total revenues in 2011.

Paid Service Offerings(1)	% of Paid Service Revenues	% of Total Revenues
MIVAS	91.7%	46.8%
WVAS, digital reading services, mobile game services and Internet VAS
Video VAS	8.3%	4.2%
Online video paid services, mobile video paid services and video content sales

(1)	With respect to our paid services: (i) Tianying Jiuzhou conducts MIVAS and video VAS; (ii) Yifeng Lianhe conducts MIVAS; and (iii) Fenghuang On-line generates revenue from conducting certain promotional activities for Phoenix TV, which we categorize in Internet VAS within MIVAS from an accounting perspective under US GAAP.

We generate most of our paid service revenues from our WVAS, digital reading services and video VAS.

•

WVAS. We generate revenues from our WVAS by providing content to mobile operators, including China Mobile, China Unicom and China Telecom, who then transmit our content to their mobile phone users through the relevant value-added service technologies, which include short messaging service (SMS), multimedia messaging service (MMS), ring back tone (RBT), interactive voice response (IVR) and wireless application protocol (WAP). Our WVAS primarily consist of messaging-based services (SMS and MMS). Mobile phone users in China pay for these WVAS as part of their subscriptions or on a per-usage basis. We generally recognize revenues from WVAS in the periods in which the services are performed, either on a gross basis or net of revenue sharing fees, depending on whether certain accounting criteria are met. See “—Critical Accounting Policies—Paid Service Revenues.” WVAS accounted for 65.4% of our paid service revenues in 2011.

•

Digital Reading Services. We mainly earn revenues from our digital reading services by offering mobile newspapers, which are series of periodicals that can be easily viewed and navigated on a mobile phone interface. We generate revenues from this service through two means. First, we provide mobile newspaper content to China Mobile for a fixed fee pursuant to our cooperation agreements with China Mobile. China Mobile pays us at specified periods as set forth in the relevant agreement. China Mobile in turn offers our mobile newspaper content to VIP subscribers of its Go-Tone service as part of their subscriptions. In addition, mobile phone users who are not VIP subscribers to China Mobile’s Go-Tone service can also subscribe to the mobile newspaper services. We provide our mobile newspaper content to all three of the mobile telecommunications operators in China in order to reach these users, and share a portion of the revenues generated from purchases of the service with the operators in the form of a revenues sharing fee. We also generate a small portion of our revenues from digital reading services from subscription fees for e-book reading services on our ifeng.com and 3g.ifeng.com platforms. We recognize our digital reading revenues on a net basis.

•

Video VAS. We generate the majority of our video VAS revenues from our mobile subscription and pay-per-view video services by providing short video clips to mobile phone users through China Mobile’s video platform. We launched our mobile video services in 2010. China Mobile’s customers pay a monthly subscription fee to access the ifeng video channel on this platform, or pay on a per-clip basis. We generally recognize revenues from its mobile video service in the periods in which the service is performed and on a net basis. We also earn video VAS revenues from our online subscription and pay-per-view video services by offering short clips on our dedicated video vertical, v.ifeng.com. We charge subscribers RMB45 per month for full access to all VIP content available on our vip.v.ifeng.com vertical and also offer more tailored subscriptions for fees ranging from RMB8 to RMB20 per month. We charge pay-per-view users RMB2 for each video they watch on vip.v.ifeng.com. In addition, we generate video VAS revenues through our video content sales services by sublicensing content we obtain from Phoenix TV to third parties, and generate a small amount of video VAS revenues at present from selling our in-house produced video content to third parties.

•

Other Paid Service Revenues. The remainder of our paid service revenues is derived from our mobile game services and Internet VAS. We recognize revenue for mobile games on a gross basis, similar to most WVAS revenue recognition, as described above. Internet VAS revenues are derived principally from online games and online promotion solutions. Since Internet VAS revenues accounted for a very small proportion of our total revenues, we combined the revenues from Internet VAS into revenues from MIVAS starting from the third quarter of 2011. Internet VAS accounted for 1.9% of our paid service revenues in 2011.

Our paid service revenues earned from China Mobile, a related party, accounted for 87.0%, 86.8% and 91.3% of our paid service revenues in 2009, 2010 and 2011, respectively. We generated paid service revenues of RMB100.9 million, RMB217.8 million and RMB377.9 million (US$60.0 million) from providing services to customers of China Mobile and collecting fees through arrangements with China Mobile in 2009, 2010 and 2011, respectively. In the same periods, we derived paid service revenues of RMB56.4 million, RMB63.8 million and RMB64.8 million (US$10.3 million), respectively, from fixed fees from China Mobile for our “mobile newspaper” digital reading service.

Cost of Revenues

Our cost of revenues consists primarily of (1) revenue sharing fees, including service fees retained by mobile operators, which are recognized as cost of revenues for revenues recorded on a gross basis, and revenue sharing fees paid to channel and content partners, (2) content and operational costs, including content procurement costs, salaries and benefits and other operating costs, (3) bandwidth costs and (4) business taxes and related surcharges. The following table sets forth the components of our cost of revenues by amount and by percentage of total revenues for the periods indicated.

	For the Years Ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Cost of revenues:
Revenue sharing fees	75,496	28.8%	151,732	28.7%	285,960	45,435	30.1%
Content and operational costs	61,815	23.5%	99,838	18.8%	171,707	27,281	18.1%
Bandwidth costs	18,904	7.2%	19,552	3.7%	37,462	5,952	3.9%
Business tax and surcharges	13,847	5.3%	28,301	5.4%	59,547	9,461	6.3%

Total cost of revenues	170,062	64.8%	299,423	56.6%	554,676	88,129	58.4%

Revenue Sharing Fees. We share the revenues generated from the majority of our MIVAS and from our mobile video services with the mobile operators through whose networks and/or service platforms we offer our MIVAS and mobile video services to our users, and channel partners through whose platforms we market and distribute our MIVAS and mobile video services. We also share certain MIVAS revenues with content providers, as applicable. The percentage allocations for our revenue sharing are determined with the relevant parties and vary by service.

Content and Operational Costs. Our content costs consist of (i) personnel-related costs which include share-based compensation associated with content production and advertising sales support staff, (ii) payments we make to third-party professional media companies, (iii) the license fees we pay to Phoenix TV for the use of its content, (iv) content procurement costs and (v) production costs related to our in-house produced content. Our operational costs consist of channel testing costs related to event costs incurred in connection with advertising revenue-generating activities, rental costs, depreciation and other miscellaneous costs.

Bandwidth Costs. Bandwidth costs are the fees we pay to mobile operators and other service providers for telecommunications services and for hosting our servers at their Internet data centers.

Business Tax and Related Surcharges. Business tax is imposed by the Chinese government on revenues we report for the provision of taxable services, transfers of intangible assets and sales of immovable properties. The business tax rate varies depending on the nature of the revenues. Our advertising services are subject to business tax, surcharges and cultural development fees totaling 8.5%. Our paid services are subject to business taxes and surcharges ranging from 3.3% to 5.5%. Additionally, the technical service fees paid by our affiliated consolidated entities to Fenghuang On-line pursuant to the contractual arrangements are subject to business taxes and surcharges of 5.5%. For more information about such taxes, surcharges and fees, see “—Taxation.” The business tax paid by our certain of our PRC entities will be replaced by a higher value-added tax pursuant to a pilot project starting on July 1, 2012, and the impact that this change may have our results of operations is uncertain. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The discontinuation of any of the preferential tax treatments available to us in China and the imposition of value-added tax to replace business tax could materially and adversely affect our results of operations and financial condition.”

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and technology and product development expenses, and include allocations of expenses from Phoenix TV. Share-based compensation expenses are included in our operating expenses as they are incurred. Our operating expenses increased from 2009 to 2010 due primarily to increased sales commissions and staff costs in support of our revenue growth. The increase in operating expenses from 2010 to 2011 was mainly due to increased sales commissions and staff costs, increased share based compensation expense and increased marketing and promotion expenses. We intend to use the net proceeds of our initial public offering for content acquisition and production, product development and technology infrastructure, marketing and sales, as well as for general corporate purposes. See “Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds—B. Use of Proceeds.” Since our initial public offering in May 2011, we began to incur operating expenses on an ongoing basis related to being a publicly listed company. Going forward, our sales and marketing expenses, general and administrative expenses, and technology and product development expenses may each increase materially in absolute amount.

The following table sets forth our operating expenses, divided into their major categories, by amount and by percentage of total revenues for the periods indicated.

	For the Years Ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Operating expenses:
Sales and marketing expenses	46,364	17.7%	76,152	14.4%	164,082	26,070	17.2%
General and administrative expenses	27,727	10.6%	39,955	7.5%	77,078	12,246	8.1%
Technology and product development expenses	16,579	6.3%	31,012	5.9%	69,021	10,966	7.3%

Total operating expenses	90,670	34.6%	147,119	27.8%	310,181	49,282	32.6%

Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of sales and marketing personnel-related expenses, including sales commissions, advertising and promotion expenses, rental expenses, and depreciation and amortization expenses.

General and Administrative Expenses. Our general and administrative expenses primarily consist of personnel-related expenses for management and administrative staff, professional service expenses, bad debt expenses, rental expenses, and depreciation and amortization expenses.

Technology and Product Development Expenses. Our technology and product development expenses mainly consist of personnel-related expenses associated with the development and maintenance of, and enhancement to our website, expenses associated with new technology and product development and enhancement, rental expenses, and depreciation and amortization expenses.

Share-based Compensation Expenses. We measure the cost of employee services received in exchange for share-based compensation at the grant date fair value of the award. We recognize share-based compensation expenses, net of forfeitures, on a graded-vesting basis over the vesting term of the award. We adopt the Black-Scholes option pricing model to determine the fair value of stock options and determine the fair value of restricted share and restricted share units based on the fair value of the underlying ordinary shares at the grant date considering the dilutive effect of restricted share and restricted share units. We account for share-based compensation expenses using an estimated forfeiture rate at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expenses are recorded net of estimated forfeitures such that expenses are recorded only for share-based awards that are expected to vest.

Related Party Transactions. We have entered into transactions with our related parties, including Phoenix TV and China Mobile, in 2009, 2010 and 2011 that impact our net advertising revenues, paid service revenues, cost of revenues, sales and marketing expenses, general and administrative expenses and technology and product development expenses. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” The following table sets forth the significant transactions with our related parties.

	For the Years Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(In thousands)
Transactions with the non US listed part of Phoenix TV:
Content provided by Phoenix TV Group	(1,540)	(3,671)	(4,923)	(782)
Data line services provided by Phoenix TV Group	(395)	(352)	(367)	(58)
Advertising and promotion expenses incurred for/(charged by) Phoenix TV Group(1)	1,435	(438)	(663)	(105)
Technical support provided by Phoenix TV Group	(172)	(314)	(533)	(85)
Corporate administrative expenses allocated from Phoenix TV Group	(1,155)	(617)	(1,139)	(181)
Advertising revenues earned from Phoenix TV Group and its customers	3,845	4,824	21,619	3,435
Paid service revenues earned from Phoenix TV Group	—	12,450	2,400	382
Transactions with China Mobile:
Advertising revenues earned from China Mobile	—	—	4,582	728
Paid service revenues earned from and through China Mobile	157,276	281,577	442,696	70,337
Revenues sharing and bandwidth cost to China Mobile	(22,785)	(34,777)	(68,543)	(10,891)

(1)	We and Phoenix TV Group collaborate and conduct promotion campaigns for mutual branding and promotion. Total advertising and promotion fees incurred by us and by Phoenix TV Group are allocated to us based on our percentage of revenue to the total revenue of us and Phoenix TV Group. For the year ended December 31, 2009, our actual incurred amount of such advertising and promotion expenses exceeded the advertising and promotion expenses allocated to us. The excess amount of RMB1.4 million was recorded as a distribution to Phoenix TV Group. Starting from January 1, 2010, according to the Phoenix TV Cooperation Agreement, Phoenix TV Group charged us for the excess amount of advertising and promotion expenses allocated to us over the actual expenses incurred by us. The above table shows the distribution to Phoenix TV Group in year 2009 and the amounts charged by Phoenix TV Group in the years 2010 and 2011. The disclosure previously in our registration statement on Form F-1 filed in connection with our 2011 initial public offering only showed the total amount of advertising and promotion expense allocated to us.

Other Income/(Expenses)

Our other income/(expenses) reflects interest income, exchange rate gains or losses and others, net, which primarily consists of government subsidies.

Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Each of our PRC subsidiary and our affiliated consolidated entities are obligated to pay income tax in the PRC. Prior to January 1, 2008, companies established in China were generally subject to state and local corporate income taxes, or EIT, at statutory rates of 30% and 3%, respectively. Pursuant to the income tax laws and rules then in effect, an enterprise qualified as a “New Technology Enterprise” was entitled to a preferential EIT rate of 15%, and was further entitled to a three-year EIT exemption for the first three years from the date of incorporation and a 50% reduction of its applicable EIT rates for the succeeding three years. In addition, an enterprise qualified as a ‘‘High and New Technology Enterprises,’’ or HNTE, was entitled to a preferential EIT rate of 15%. Fenghuang On-line was qualified as a New Technology Enterprise under the then effective income tax laws and rules.

On March 16, 2007, the National People’s Congress of PRC enacted the Enterprise Income Tax Law, or the EIT Law, under which foreign investment enterprises and domestic companies would be subject to EIT at a uniform rate of 25% of taxable net income. There will be a five-year transition period for foreign invested enterprises, during which foreign invested enterprises are allowed to continue to enjoy their existing preferential tax treatments. Preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “Software Enterprises” and/or “High and New Technology Enterprise,” or HNTE, irrespective of whether they are foreign invested enterprises or domestic companies. The EIT Law became effective on January 1, 2008.

In addition, the EIT Law provides grandfather treatment for enterprises which were qualified as “New Technology Enterprises” under the previous income tax laws and were established before March 16, 2007, if they continue to meet the criteria for New Technology Enterprises after January 1, 2008. The grandfather provision allows these enterprises continue to enjoy their unexpired tax holiday provided by the previous income tax laws and rules.

Under the previous income tax law and rules prior to January 1, 2008, Fenghuang On-line has been qualified as a New Technology Enterprise, could enjoy a favorable income tax rate of 15%, was exempted from income tax for three years beginning with its first year of operations and was entitled to a 50% tax reduction to 7.5% for the subsequent three years and then had an income tax rate of 15% thereafter. Fenghuang On-line continued to meet the criteria for New Technology Enterprise from 2008 to 2010, and it has also been qualified as HNTE under the EIT Law in 2008, and it can continue to enjoy its unexpired tax holidays. In 2011, Fenghuang On-line resubmitted applications for qualification as a HNTE, which were approved in October 2011. Therefore, Fenghuang On-line was entitled to tax exemption from 2006 to 2008, a 50% reduction of its applicable EIT rate to 7.5% from 2009 to 2011 and will be subject to a income tax rate of 15% for the years 2012 and 2013.

In April 2010, the State Administration of Tax issued Circular 157, which seeks to provide additional guidance on the interaction of certain preferential tax rates under the transitional rules of the EIT Law. Prior to Circular 157, we interpreted the law to mean that if an entity was in a period where it was entitled to a 50% reduction in the tax rate and was also entitled to a 15% rate of tax due to HNTE status under the EIT Law, then it was entitled to pay tax at the rate of 7.5%. Circular 157 appears to have the effect that such an entity is entitled to pay tax at either 15% or 50% of the applicable PRC tax rate. The effect of Circular 157 is retrospective and would apply to 2008 and 2009.

However, to date, the Beijing local-level tax bureau has not implemented Circular 157 and is holding the view that the relevant provisions might not apply to HNTE in Science & Technology Park of Haidian District, where Fenghuang On-line is located. Therefore Fenghuang On-line has kept its current practice unchanged. We expect more guidance to be issued in the future. Upon the issuance of such guidance, Fenghuang On-line’s effective tax rate might increase. If Circular 157 were implemented with a retroactive effect, Fenghuang On-line would be liable to pay additional taxes for its historical earnings before the implementation of this circular. The Company did not recognize liability for this uncertainty as it believes the probability of a retroactive implementation is remote.

In 2008, Tianying Jiuzhou became qualified as a HNTE under the EIT Law. Therefore, Tianying Jiuzhou was entitled to the preferential tax rate of 15% from 2008 to 2010. In 2011, Tianying Jiuzhou resubmitted applications for qualification as a HNTE, which were approved in October 2011. Therefore, Tianying Jiuzhou is subject to a 15% income tax rate from 2011 to 2013.

Yifeng Lianhe was qualified as a HNTE under the EIT Law in 2011. Therefore, Yifeng Lianhe is subject to a 15% tax rate from 2011 to 2013.

Beijing Tianying Chuangzhi Advertising Co., Ltd. is subject to a 25% EIT rate for all the periods presented.

Under the EIT Law, dividends paid from our PRC subsidiary are subject to a withholding tax at 10%. This new dividend withholding tax, however, will only be levied on our PRC subsidiary in respect of profits earned in 2008 onwards. Profits distributed after January 1, 2008 but related to financial results generated in the year ended December 31, 2007 and prior years will not be subject to dividend withholding tax. The dividend withholding tax rate can be lower than 10% subject to tax treaties between China and foreign countries or regions.

The EIT Law also provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, we do not believe that it is likely that our operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. However, there is limited guidance and implementation history with respect to the EIT Law. Should we be treated as a resident enterprise for PRC tax purposes, we would be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.

The advertising revenues of Tianying Jiuzhou and its subsidiary earned from external customers are subject to business taxes, surcharges and cultural development fees at a rate totaling 8.5%. The affiliated consolidated entities’ paid service revenues earned from external customers are subject to business taxes and surcharges at rates ranging from 3.3% to 5.5%. Additionally, the technical service fees paid by the affiliated consolidated entities to Fenghuang On-line pursuant to the contractual arrangements are subject to business taxes and surcharges at a rate of 5.5%. Therefore, due to our current structure in the PRC, our revenues may be subject to business tax and surcharge more than once. The business tax paid by certain of our PRC entities will be replaced by a value-added tax pursuant to a pilot project to be implemented in Beijing starting on July 1, 2012 . See “Item 3. Key Information – D. Risk Factors – Risks Relating to Our Business and Industry – The discontinuation of any of the preferential tax treatments available to us in China and the imposition of value-added tax to replace business tax could materially and adversely affect our results of operations and financial condition.”

A.	Results of Operations

Selected Consolidated Financial Information

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results you may expect for future periods.

	For the Years Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(In thousands, except for number of shares and per share data)
Revenues:
Net advertising revenues	81,632	204,369	465,824	74,012
Paid service revenues	180,715	324,326	484,768	77,022

Total Revenues	262,347	528,695	950,592	151,034
Cost of revenues(1)	(170,062)	(299,423)	(554,676)	(88,129)

Gross Profit	92,285	229,272	395,916	62,905

Operating expenses(1):
Sales and marketing expenses	(46,364)	(76,152)	(164,082)	(26,070)
General and administrative expenses	(27,727)	(39,955)	(77,078)	(12,246)
Technology and product development expenses	(16,579)	(31,012)	(69,021)	(10,966)

Total operating expenses	(90,670)	(147,119)	(310,181)	(49,282)

Income from operations	1,615	82,153	85,735	13,623
Other income:	332	2,429	31,886	5,066

Income before tax	1,947	84,582	117,621	18,689
Income tax expenses	(1,660)	(10,499)	(15,146)	(2,406)

Net income attributable to Phoenix New Media Limited	287	74,083	102,475	16,283

Accretion to convertible redeemable preferred share redemption value	(14,129)	(206,409)	(773,623)	(122,916)
Income allocation to participating preferred shares	(287)	(33,093)	(6,172)	(982)
Amortization of beneficial conversion feature	(17,138)	—	—	—

Net loss attributable to ordinary shareholders	(31,267)	(165,419)	(677,320)	(107,615)

Net loss per Class A and Class B ordinary share:
Basic	(0.10)	(0.51)	(1.30)	(0.21)
Diluted	(0.10)	(0.51)	(1.30)	(0.21)
Weighted average number of Class A and Class B ordinary shares used in computation of basic net loss per share:	321,387,913	327,045,493	519,227,660	519,227,660
Weighted average number of Class A and Class B ordinary shares used in computation of diluted net loss per share:	321,387,913	327,045,493	519,227,660	519,227,660
Non-GAAP adjusted net income attributable to Phoenix New media(2)	10,527	90,644	168,567	26,784

Notes:

(1)	Includes share-based compensation as follows:

	For the Years Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(In thousands)

Allocation of share-based compensation expenses:
Cost of revenues	775	854	19,526	3,102
Sales and marketing expenses	2,904	4,664	18,254	2,900
General and administrative expenses	5,757	10,406	17,470	2,776

Technology and product development expenses	804	637	10,842	1,723

Total share-based compensation expenses included in cost of revenues and operating expenses	10,240	16,561	66,092	10,501

(2)	We define adjusted net income attributable to Phoenix New Media, a non-GAAP financial measure, as net income attributable to Phoenix New Media Limited excluding share-based compensation expenses. We believe that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of our performances. We review adjusted net income together with net income to obtain a better understanding of our operating performance. We use this non-GAAP financial measure for planning and forecasting and measuring results against the forecast. Using several measures to evaluate our business allows us and our investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our investors. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of adjusted net income has material limitations as an analytical tool. One of the limitations of using non-GAAP adjusted net income is that it does not include all items that impact our net income for the period. In addition, because adjusted net income is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income in isolation from or as an alternative to net income prepared in accordance with U.S. GAAP.

Our non-GAAP adjusted net income attributable to Phoenix New Media is calculated as follows for the periods presented:

	For the Years Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(In thousands)
Net income attributable to Phoenix New Media	287	74,083	102,475	16,283
Add back: Share-based compensation expenses	10,240	16,561	66,092	10,501

Non-GAAP adjusted net income attributable to Phoenix New Media	10,527	90,644	168,567	26,784

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues. Our revenues increased by 79.8% from RMB528.7 million in 2010 to RMB950.6 million (US$151.0 million) in 2011. This increase was attributable to growth in our net advertising revenues, which increased by 127.9% from RMB204.4 million in 2010 to RMB465.8 million (US$74.0 million) in 2011, and growth in our paid service revenues, which increased by 49.5% from RMB324.3 million to RMB484.8 million (US$77.0 million) during the same period. Our net advertising revenues growth was primarily due to growth in our number of advertisers from 502 as of December 31, 2010, to 558 as of December 31, 2011, and an increase in ARPA from RMB0.4 million to RMB0.8 million from 2010 to 2011. The increase in ARPA was driven by greater demand for our advertising services resulting from our user traffic growth and our offering of a greater variety of advertising services in attractive service packages, which allowed us to increase the prices we charged and generate a greater volume of advertising business per customer. The growth in our paid service revenues was due to a 49.2% increase in revenues from MIVAS from RMB297.9 million in 2010 to RMB444.4 million (US$70.6 million) in 2011, which was primarily attributable to an increase in business volume, particularly in WVAS, and a 52.5% increase in revenues from video VAS from RMB26.4 million in 2010 to RMB40.4 million (US$6.4 million) in 2011, mainly due to increased demand for both pay-per-view and subscription-based mobile video services.

Cost of Revenues. Our cost of revenues increased by 85.2% from RMB299.4 million in 2010 to RMB554.7 million (US$88.1 million) in 2011. Cost of revenues as a percentage of our revenues increased from 56.6% in 2010 to 58.4% in 2011.

•

Revenue sharing fees. Our revenue sharing fees increased by 88.5% from RMB151.7 million in 2010 to RMB286.0 million (US$45.4 million) in 2011 primarily due to increases in WVAS and mobile video service revenues and the increase in number of our content and channel partners.

•

Content and operational costs. Our content and operational costs increased by 72.0% from RMB99.8 million in 2010 to RMB171.7 million (US$27.3 million) in 2011 primarily due to an increase in staff-relates costs as a result of our business expansion.

•	Bandwidth costs. Our bandwidth costs increased by 91.6% from RMB19.6 million in 2010 to RMB37.5 million (US$6.0 million) in 2011 due to our increased user traffic.

•

Business tax and surcharges. Our business tax and surcharges increased by 110.4% from RMB28.3 million in 2010 to RMB59.5 million (US$9.5 million) in 2011. This increase was primarily due to the increase of our total revenues.

•

Share-based compensation. Our share-based compensation allocated to cost of revenues as part of content and operational costs above, increased substantially from RMB0.9 million in 2010 to RMB19.5 million (US$3.1 million) in 2011. This increase was mainly due to our grant of restricted shares and restricted share units in March 2011.

As a result of the foregoing, our gross profit increased by 72.7% from RMB229.3 million in 2010 to RMB395.9 million (US$62.9 million) in 2011. Our gross margin decreased from 43.4% in 2010 to 41.6% mainly due to increased share-based compensation expenses.

Operating Expenses. Our operating expenses increased by 110.8% from RMB147.1 million in 2010 to RMB310.2 million (US$49.3 million), primarily due to increased staff-related costs resulting from increased headcount and increased share-based compensation expenses. Our operating expenses as a percentage of revenues increased over this period, from 27.8% to 32.6%.

•

Sales and marketing expenses. Our sales and marketing expenses increased by 115.5% from RMB76.2 million in 2010 to RMB164.1 million (US$26.1 million) in 2011. This increase was primarily attributable to an increase in staff-related expenses including share-based compensation as we sought to strengthen our sales and marketing team, and an increase in expenses related to our marketing and promotion activities.

•

General and administrative expenses. Our general and administrative expenses increased by 92.9% from RMB40.0 million in 2010 to RMB77.1 million (US$12.2 million) in 2011, primarily due to an increase in staff-related expenses including share-based compensation, as well as an increase in our professional service expenses since we became a publicly listed company in May 2011.

•

Technology and product development expenses. Our technology and product development expenses increased by 122.6% from RMB31.0 million in 2010 to RMB69.0 million (US$11.0 million) in 2011, primarily due to an increase in staff-related expenses including share-based compensation, and an increase in depreciation and amortization expenses.

•

Share-based compensation. Our share-based compensation allocated to each of the three categories of operating expenses above, increased by 196.5% from RMB15.7 million in 2010 to RMB46.6 million (US$7.4 million) in 2011. This increase was mainly due to our grant of new restricted shares and restricted share units in May 2011.

Related Party Transactions

•

Our net advertising revenues increased by 443.1% from RMB4.8 million in 2010 to RMB26.2 million (US$4.2 million) in 2011, which was primarily attributable to increases in advertising revenues earned from Phoenix TV Group and its advertising customers.

•

Our paid service revenues increased by 51.4% from RMB294.0 million in 2010 to RMB445.1 million (US$70.7 million) in 2011, which was primarily attributable to increases in our number of paid service offerings and paying users, especially of WVAS, subscription and pay-per-view mobile video services and mobile newspaper services provided through direct customer subscriptions.

•

Our cost of revenues increased by 90.3% from RMB38.8 million in 2010 to RMB73.8 million (US$11.7 million) in 2011, which was primarily due to the increase in SMS, MMS, mobile games and IVR revenues from and through China Mobile during the period which we accounted for on a gross basis.

•

Our sales and marketing expenses increased by 51.2% from RMB0.4 million in 2010 to RMB0.7 million (US$0.1 million) in 2011, which was attributable to the increase of advertising and promotion expense allocation from Phoenix TV Group over the actual expenses incurred by us in 2011.

•

Our general and administrative expenses increased by 84.7% from RMB0.6 million in 2010 to RMB1.1 million (US$0.2 million) in 2011, which was primarily attributable to the increase in administrative expenses that Phoenix TV Group incurred on behalf of our company in 2011.

•

Our technology and product development expenses increased by 69.8% from RMB0.3 million in 2010 to RMB0.5 million (US$0.1 million) in 2011, primarily due to the increase in technical service expenses that Phoenix TV Group incurred on our behalf in 2011.

Interest Income. Our interest income increased substantially from RMB0.6 million in 2010 to RMB9.7 million (US$1.5 million) in 2011 primarily due to an increase in the average balance of our bank deposits which was largely attributable to the net proceeds of our initial public offering.

Income Tax Expenses. Our income tax expenses increased by 44.3% from RMB10.5 million in 2010 to RMB15.1 million (US$2.4 million) in 2011 due to an increase of RMB53.0 million in our income before tax arising from PRC operations in 2011 compared to 2010.

Net Income Attributable to Phoenix New Media Limited. As a result of the foregoing, net income attributable to our company increased by 38.3% from RMB74.1 million in 2010 to RMB102.5 million (US$16.3 million) in 2011.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues. Our revenues increased by 101.5% from RMB262.3 million in 2009 to RMB528.7 million in 2010. This increase was attributable to growth in our net advertising revenues, which increased by 150.4% from RMB81.6 million in 2009 to RMB204.4 million in 2010, and growth in our paid service revenues, which increased by 79.5% from RMB180.7 million to RMB324.3 million during the same period. Our net advertising revenues growth was primarily due to growth in our number of advertisers from 319 as of December 31, 2009, to 502 as of December 31, 2010, and an increase in ARPA from RMB0.3 million to RMB0.4 million from 2009 to 2010. The growth in our paid service revenues was primarily attributable to an increase of RMB87.5 million in WVAS revenues primarily due to larger business volume which resulted from our ability to offer revenue sharing payments to our channel partners on a more frequent basis and our securing better quality channel partners based on the quality of our content, an increase of RMB18.6 million in video VAS due to the launch of our mobile video subscription and pay-per-view video services in this period, and an increase of RMB13.7 million in digital reading service revenues due to an increase in the revenues we recognized under our cooperation agreement with China Mobile in 2010 as compared to 2009, and growth in independent subscribers to our “mobile newspaper” service.

Cost of Revenues. Our cost of revenues increased by 76.1% from RMB170.1 million in 2009 to RMB299.4 million in 2010. Cost of revenues decreased as a percentage of our revenues decreased from 64.8% in 2009 to 56.6% in 2010. This decrease was primarily attributable to the growth in our paid service and net advertising revenues and increased economies of scale.

•

Revenue sharing fees. Our revenue sharing fees increased by 101.0% from RMB75.5 million in 2009 to RMB151.7 million in 2010 due primarily to the increase in our WVAS revenues, which we shared with third-party content and services providers and mobile operators, including China Mobile.

•

Content and operational costs. Our content and operational costs increased by 61.5% from RMB61.8 million in 2009 to RMB99.8 million in 2010 due to increases in all components in our content and operational costs as a result of our business expansion.

•

Bandwidth costs. Our bandwidth costs increased by 3.4% from RMB18.9 million in 2009 to RMB19.6 million in 2010 due to our increased user traffic, largely offset by the initiation of the use of our content delivery network, or CDN, which enabled us to achieve unit cost savings from both the lower unit cost of our proprietary CDN and improved pricing power with our third-party CDN providers.

•	Business tax and surcharges. Our business tax and surcharges increased by 104.4% from RMB13.8 million in 2009 to RMB28.3 million in 2010. This increase was due to the increase of our total revenues.

•

Share-based compensation. Our share-based compensation allocated to cost of revenues as part of content and operational costs above, increased by 10.2% from RMB0.8 million in 2009 to RMB0.9 million in 2010. This increase was due to our grant of new options in the period.

As a result of the foregoing, our gross profit increased by 148.4% from RMB92.3 million in 2009 to RMB229.3 million in 2010. Our gross margin increased from 35.2% in 2009 to 43.4% in 2010.

Operating Expenses. Our operating expenses increased by 62.3% from RMB90.7 million in 2009 to RMB147.1 million in 2010, primarily due to growth of our business. However, our operating expenses as a percentage of revenues declined over this period, from 34.6% to 27.8%, demonstrating our operating leverage.

•

Sales and marketing expenses. Our sales and marketing expenses increased by 64.2% from RMB46.4 million in 2009 to RMB76.2 million in 2010. This increase was primarily attributable to an increase in our sales and marketing personnel as we sought to strengthen our sales and marketing team and in our promotion and marketing activities.

•

General and administrative expenses. Our general and administrative expenses increased by 44.1% from RMB27.7 million in 2009 to RMB40.0 million in 2010, primarily due to an increase in our management and administrative personnel.

•

Technology and product development expenses. Our technology and product development expenses increased by 87.1% from RMB16.6 million in 2009 to RMB31.0 million in 2010, primarily due to an increase in our technology and product development personnel.

•

Share-based compensation. Our share-based compensation allocated to each of the three categories of operating expenses above, increased by 65.9% from RMB9.5 million in 2009 to RMB15.7 million in 2010. This increase was due to our grant of new options in the period.

Related Party Transactions

•	Our net advertising revenues increased by 25.4% from RMB3.8 million in 2009 to RMB4.8 million in 2010, which was primarily attributable to increases in number of advertisers and ARPA.

•

Our paid service revenues increased by 86.9% from RMB157.3 million in 2009 to RMB294.0 million in 2010, which was primarily attributable to increases in our number of paid service offerings and paying users, especially of mobile subscription and pay-per-view video services, mobile newspaper services provided through direct customer subscriptions, and WVAS.

•

Our cost of revenues increased by 56.9% from RMB24.7 million in 2009 to RMB38.8 million in 2010, which was in line with the increase in our paid service revenues from and through China Mobile during the period.

•

In 2009, our actual incurred amount of advertising and promotion expenses exceeded the advertising and promotion expenses allocated to us, the excess amount of RMB1.4 million was recorded as a distribution to Phoenix TV Group. In 2010, according to the Phoenix TV Cooperation Agreement, Phoenix TV Group charged us for the excess amount of advertising and promotion expenses allocated to us over the actual expenses incurred by us, which amount was RMB0.4 million.

•

Our general and administrative expenses decreased by 46.6% from RMB1.2 million in 2009 to RMB0.6 million in 2010, which was primarily attributable to decreases in professional fees incurred for newly granted options which were paid for by Phoenix TV on our behalf.

•

Our technology and product development expenses decreased by 33.4% from RMB0.5 million in 2009 to RMB0.3 million in 2010, primarily due to the technical service expenses we incurred on behalf of Phoenix TV Group were recorded as a distribution to Phoenix TV Group in 2009.

Interest Income. Our interest income increased by 17.4% from RMB0.5 million in 2009 to RMB0.6 million in 2010 primarily due to an increase in the average balance of our bank deposits.

Income Tax Expenses. Our income tax expenses increased by 532.5% from RMB1.7 million in 2009 to RMB10.5 million in 2010 due to an increase of RMB82.6 million in our income before tax in 2010 compared to 2009.

Net Income Attributable to Phoenix New Media Limited. As a result of the foregoing, net income attributable to our company increased substantially from RMB0.3 million in 2009 to RMB74.1 million in 2010.

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(In thousands)
Net cash (used in)/provided by operating activities	(8,627)	85,676	64,637	10,270
Net cash used in investing activities	(6,555)	(18,059)	(803,200)	(127,615)
Net cash provided by financing activities	170,085	620	863,180	137,145
Effect of exchange rate changes on cash and cash equivalents	184	(4,150)	(14,624)	(2,324)

Net increase in cash and cash equivalents	155,087	64,087	109,993	17,476
Cash and cash equivalents at the beginning of the period	67,999	223,086	287,173	45,627

Cash and cash equivalents at the end of the period	223,086	287,173	397,166	63,103

Our liquidity needs consist of our working capital requirements, which include payment of our operating expenses and financing of our accounts receivable. To date, we have primarily financed our operations with cash generated from our operations and from a private placement of preferred shares to investors and from the net proceeds from our initial public offering. On November 24, 2009, we closed a private placement of our Series A convertible redeemable preferred shares for US$25.0 million. We closed our initial public offering on May 17, 2011 and the underwriters subsequently exercised their over-allotment option on June 8, 2011. We raised net proceeds after expenses of US$132.2 million from the offering, and have not used any of these net proceeds as of the date of this annual report. We currently do not have any bank loans.

As of December 31, 2011 we had RMB397.2 million (US$63.1 million) in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less. We have not encountered any difficulties in meeting our cash obligations to date. We believe that our cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs for the next twelve months.

We are a holding company, and we rely principally on dividends and other distributions from our subsidiary in China for our cash requirements. Current PRC regulations permit our subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Any limitations on the ability of our PRC subsidiary to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

We receive economic benefits generated from our affiliated consolidated entities in China through various contractual arrangements entered into by Fenghuang On-line, our PRC subsidiary, and the affiliated consolidated entities. Such contractual arrangements include technical licensing and services agreements with Yifeng Lianhe and Tianying Jiuzhou, respectively. Under these contractual arrangements, our affiliated consolidated entities pay to Fenghuang On-line a percentage of their annual revenues in the form of service fees. Any earnings that our PRC subsidiary distributes would be paid to our offshore intermediate holding company primarily through dividends. To date, Fenghuang On-line has not paid dividends to us. As a holding company, we have not required cash for our operations outside of China and therefore Fenghuang On-line has retained its earnings for the purpose of conducting our business operations in China. As of December 31, 2009, 2010 and 2011, respectively, Fenghuang On-line’s retained earnings were RMB38.0 million, RMB107.4 million and RMB219.2 million (US$34.8 million). In each of these same periods, Tianying Jiuzhou and its subsidiary paid technical service fees of RMB57.7 million, RMB114.5 million and RMB190.8 million (US$30.3 million), respectively, to Fenghuang On-line. Yifeng Lianhe paid technical service fees of nil, nil and RMB1.8 million (US$0.3 million), respectively, to Fenghuang On-line. Fenghuang On-line incurred costs and expenses primarily related to technology and product development and to our general and administrative expenses.

We currently anticipate that we will be able to fund operations for at least the next twelve months with operating cash flow and existing cash balances and term deposits. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy cash requirements, we may seek to sell additional equity or debt securities or to obtain a credit facility. The sale of additional equity or equity-linked securities could result in additional dilution to shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations. Financing may not be available in amounts or on terms acceptable to us, if at all.

Operating Activities

In 2011, our operating activities generated net cash of RMB64.6 million (US$10.3 million). This was primarily due to (i) net income attributable to Phoenix New Media Limited of RMB102.5 (US$16.3 million), (ii) non-cash adjustments which primarily including share-based compensation expenses of RMB66.1 million (US$10.5 million) mainly from our grant of restricted shares and restricted share units in March 2011, and (iii) an increase in accounts payable of RMB66.8 million (US$10.6 million) primarily due to increases in our revenue sharing fees and advertising agency fees. These items were partially offset by an increase in accounts receivable of RMB137.0 million (US$21.8 million) mainly attributable to the increase in our advertising sales and in accounts receivable turnover days, and an increase in amounts due from related parties of RMB47.9 million (US$7.6 million) resulting mainly from an increase in our paid service sales from and through China Mobile.

In 2010, our operating activities generated net cash of RMB85.7 million. This was primarily attributable to net income attributable to Phoenix New Media Limited of RMB74.1 million, non-cash adjustments which primarily included share-based compensation expenses of RMB16.6 million, an increase in accounts payable of RMB31.5 million, and partially offset by an increase in accounts receivable of RMB42.8 million attributable to the growth in our net advertising revenues. The increase in accounts payable was due to (i) an increase of 101.0% in our revenue sharing fees, resulting mainly from a 65.0% increase in our MIVAS revenues and an increase in our mobile video service revenues and (ii) an increase of 212.2% in advertising agency fees attributable to a 150.4% increase in our net advertising revenues.

In 2009, we had net cash used in operating activities of RMB8.6 million, primarily attributable to a decrease of RMB21.1 million in amounts due to related parties mainly resulting from a change in our cooperation agreement with China Mobile in 2009 pursuant to which we did not receive an advance payments from China Mobile at the end of 2009 as we did at the end of 2008, and an increase in accounts receivable of RMB13.7 million mainly due to the 102.8% increase in our net advertising revenues in this period. This was partially offset by an increase of RMB4.7 million in accounts payable resulting from and a 193.8% increase in advertising agency service fees, primarily attributable to a 102.8% increase in our net advertising revenues, and an increase in advances from advertisers and users of our online video services of RMB3.2 million.

Investing Activities

Our net cash used in investing activities was RMB6.6 million, RMB18.1 million and RMB803.2 million (US$127.6 million) for each of 2009, 2010 and 2011. Our investing activities for 2009 and 2010, and part of our investing activities for 2011 were for capital expenditures, as described in “—Capital Expenditures.” For 2011, in addition to using RMB33.5 million (US$5.3 million) for capital expenditures, we used RMB1,560.0 million (US$247.9 million) for the placement of IPO net proceeds in term deposits, had cash inflow of RMB776.0 million (US$123.3 million) from maturity of term deposits, and received RMB14.3 million (US$2.3 million) from the liquidation of our former subsidiary in the British Virgin Islands, PHOENIXi Investment Limited.

Financing Activities

We had net cash provided by financing activities of RMB863.2 million (US$137.1 million) for the year ended December 31, 2011, mainly attributable to proceeds from our initial public offering of RMB893.1 million (US$141.9 million), partly offset by payment of initial public offering-related expenses of RMB30.1 million (US$4.8 million).

We had net cash provided by financing activities of RMB0.6 million for the year ended December 31, 2010 attributable to proceeds from the exercise of stock options of RMB10.0 million, offset by a cash payment to shareholders of our consolidated affiliated entities of RMB7.9 million in order to repay these shareholders for their initial funding of the paid-in capital of these entities and costs incurred in connection with our initial public offering of RMB1.5 million.

We had net cash provided by financing activities of RMB170.1 million in 2009 primarily attributable to proceeds from the issuance of our Series A convertible redeemable preferred shares of RMB169.6 million.

Capital Expenditures

We had capital expenditures of RMB6.6 million, RMB18.1 million and RMB33.5 million (US$5.3 million) in 2009, 2010 and 2011, respectively, all of which were mainly used to purchase computers and equipment. We expect capital expenditures to materially increase by approximately RMB80.0 million in 2012, primarily for leasehold improvements for our new offices, additional servers and network equipment. We plan to fund our capital expenditures in 2012 with cash flows from our operations and cash and cash equivalents.

Recently Issued Accounting Standards

In May 2011, the Financial Accounting Standards Board, or FASB, issued Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, an accounting standard update which amended the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For public entities, the amendments are effective prospectively during interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. We do not expect the adoption of this guidance to have a significant effect on our consolidated financial statements.

In June 2011, the FASB issued revised guidance on “Presentation of Comprehensive Income.” The revised guidance requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income and eliminates one presentation option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. The revised guidance states that an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, an entity is required to present components of net income and total net income in the statements of operations. The statement of other comprehensive income should immediately follow the statements of operations and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. In addition, in December 2011, the FASB issued revised guidance on “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards.” The revised guidance specifies that an entity should defer the changes related to the presentation of reclassification adjustments. The revised guidance is effective for interim or annual periods beginning after December 15, 2011. This amendment is effective the same time the new standard on comprehensive income is adopted. We intend to provide the required financial reporting presentation upon the effective date of the updated standard. The adoption of these standards will change the presentation of our financial statement but will not affect the calculation of net income, comprehensive income or earnings per share.

In December 2011, the FASB issued revised guidance on “Disclosures About Offsetting Assets and Liabilities”. The revised guidance specifies that an entity should disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The revised guidance affects all entities that have financial instruments and derivative instruments. The revised guidance is effective for annual reporting periods beginning on or after January 1, 2013. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

C.	Research and Development, Patents and Licenses, etc.

Product Development

See “Item 4. Information on the Company—B. Business Overview—Product Development.”

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Please refer to “—A. Results of Operations” for a discussion of the most recent trends in our services, sales and marketing since the end of 2011. In addition, please refer to discussions included in such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales and operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder's equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2011.

	Payments Due by Period
	Total	2012	2013	2014	2015	2016 and thereafter
	(RMB in thousands)
Rental	180,583	31,581	37,523	31,897	33,369	46,213
Property and equipment, and intangible assets	6,434	6,434	—	—	—	—
Cooperation with Phoenix TV	15,940	2,500	3,125	3,906	4,883	1,526
Server allocation	7,213	7,040	173	—	—	—
Others	6,060	556	5,504	—	—	—

Total	216,230	48,111	46,325	35,803	38,252	47,739

G.	Safe Harbor

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “likely to,” “may,” “plan,” “will” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our growth strategies, including without limitation strategies to grow particular products or services;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues, including in components of our total revenues, and cost or expense items;

•	our ability to continue and manage the expansion of our operations; and

•	changes in general economic and business conditions in China.

The forward-looking statements made in this annual report on Form 20-F relate only to events or information as of the date on which the statements are made in this annual report on Form 20-F. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report on Form 20-F and the documents that we reference in this annual report on Form 20-F and have filed as exhibits hereto with the understanding that our actual future results may be materially different from what we expect. You should not rely upon forward-looking statements as predictions of future events.

Other sections of this annual report on Form 20-F include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Keung Chui	60	Chairman of the Board of Directors
Shuang Liu	42	Director, Chief Executive Officer
Ya Li	41	Director, Chief Operating Officer
Daguang He	54	Director
Ka Keung Yeung	52	Director
Carson Wen	59	Independent Director
Jerry J. Zhang	51	Independent Director
Qianli Liu	36	Chief Financial Officer
Yulin Wang	36	Executive Vice President

Keung Chui has served as the chairman of our board of directors since the establishment of Phoenix New Media Limited in November 2007. Mr. Chui has served as the deputy chief executive officer in charge of administration of Phoenix Satellite Television Company Limited since 1998. He served as vice chairman of the board of directors of Hong Kong Letian Development Limited from 1993 to 1996. From 1980 to 1992, Mr. Chui worked at China Central People’s Radio Station, where he served as a journalist, editor and senior editor. Mr. Chui has served as a director of Phoenix Satellite Television Company Limited since 1996 and is a director of numerous subsidiaries of Phoenix TV. Mr. Chui has also served as a director of PCNE Holdings Limited since 2000, a director of Shenzhen Wutongshan TV and Broadcasting Co., Ltd. since 2001 and a director of Green Lagoon Investments Limited since 2006. Mr. Chui received a bachelor’s degree from Fudan University.

Shuang Liu has served as our director and chief executive officer since the establishment of Phoenix New Media Limited in November 2007. Mr. Liu has been employed by Phoenix TV from 2001 to the present, and where he has served in various managing positions, including chief director of business development and vice president in charge of investment, finance, investor relationships, legal affairs, public affairs and development of the finance channel. Before joining Phoenix TV, Mr. Liu worked at Simpson Thacher & Bartlett LLP, Milbank, Tweed, Hadley & McCloy LLP and Morrison & Foerster LLP from 1996 to 2001. Mr. Liu received a J.D. degree from Duke University Law School, and a bachelor’s degree from University of International Business & Economic.

Ya Li has served as our director since the establishment of Phoenix New Media Limited in November 2007. Mr. Li joined our company in June 2006 as our chief operating officer and jointly served as our chief financial officer until November 2010. Prior to joining us, Mr. Li served as chief operating officer and chief financial officer of Techedge Inc. from 2004 to 2006, and as the president of the U.S. subsidiary of China Quantum Communications Inc. from 2002 to 2004. Mr. Li founded and served as the chief executive officer of Global Villager Inc., a New York-based Internet startup, starting in 1995 until the company was acquired by the then NASDAQ-traded Startec Global Communications Inc. in 2000. From 1993 to 1999, Mr. Li worked as a software engineer and senior Internet advisor to various companies, including Verizon Communications Inc., Donaldson, Lufkin & Jenrette, Lehman Brothers and Morgan Stanley. He has served on the boards of directors of the U.S. China Chamber of Commerce, Chinese Finance Society, National Council of Chinese Americans, and Council on U.S.-China Affairs and was appointed Visiting Research Fellow at the New Media Marketing Communications Research Centre of Beijing University in December 2009. Mr. Li received a two-year Executive Management Education from Wharton School of Business, a M.S. in Computer Science from Temple University and a four-year undergraduate education in control systems engineering from the University of Science & Technology of China.

Daguang He serves as vice president of finance at Phoenix Satellite Television Company Limited and has served as our director since 2009. Mr. He joined Phoenix TV in 2001 and has served in various managing positions, such as chief financial officer of the Chinese business sector and deputy chief executive officer. From 1990 to 2001, Mr. He worked at China International Water and Electric Corporation, and served in various positions, including vice overseas project manager, vice director of finance, vice chief accountant and deputy chief accountant. From 1983 to 1985, Mr. He worked at China International Water and Electric Corporation, where he was primarily responsible for project accounting, commerce and contract management. From 1985 to 1990, Mr. He served as project manager and cooperation director in charge of finance, business affairs at one of Taisei Corporation’s joint venture subsidiaries. Mr. He received a bachelor’s degree in Economics from Shanxi University of Finance & Economics.

Ka Keung Yeung became a director of our company immediately prior to the declaration of effectiveness of the registration statement that includes this annual report. Mr. Yeung is the executive vice president and chief financial officer of Phoenix Satellite Television Company Limited in charge of corporate finance, human resources and administration. He is also the qualified accountant and company secretary of Phoenix Satellite Television Company Limited. Mr. Yeung joined Phoenix Satellite Television Company Limited in March 1996 and has been in charge of all of such company’s internal and external financial management and arrangements, as well as the supervision of administration and personnel matters since that time. Mr. Yeung received a B.A. from the University of Birmingham and remained in the United Kingdom until 1992 after obtaining his qualification as a chartered accountant. Upon returning to Hong Kong, he worked at Hutchison Telecommunications and Star Television Limited in the fields of finance and business development. Mr. Yeung currently serves as an independent director for The9 Limited (NASDAQ:NCTY) and Little Sheep Group Limited (HKSE: 968).

Carson Wen became an independent director of our company immediately prior to the declaration of effectiveness of the registration statement that includes this annual report. Mr. Wen is a partner at Jones Day LLP, and has more than 30 years of experience in business, corporate and securities law. He is a representative of the National People’s Congress of the PRC, and vice chairman of the Democratic Alliance for the Betterment and Progress of Hong Kong. Mr. Wen is a Justice of the Peace of Hong Kong and was awarded the Bronze Bauhinia Star by the Hong Kong government for his contribution to economic ties between Hong Kong, the PRC and the rest of the world. He was a guest professor of the Law School of Sun Yat-Sen University (Zhongshan University) in Guangzhou, China, a founding and Executive Committee member of the China M&A Association and sits on the board of numerous organizations, including the China Africa Business Council (Hong Kong), the Pacific Basin Economic Council and the Hong Kong Professional Consultants Association. Mr. Wen holds a B.A. and M.A. degree in Law from Oxford University, where he was a Younger Prizeman in law at Balliol College, and a B.A. in Economics from Columbia University.

Jerry J. Zhang became an independent director of our company immediately prior to the declaration of effectiveness of the registration statement that includes this annual report. Mr. Zhang is a senior managing director of CITIC Capital Holdings Limited, a position that he has held since June 2009. Prior to joining CITIC Capital Holdings Limited, Mr. Zhang was a managing director in the investment banking division of Deutsche Bank in Hong Kong from August 2006 to June 2009. He served as a managing director and the head of investment banking of CITIC Capital Markets Holdings Limited in Hong Kong from March 2003 to July 2006 and, prior to that time, as executive director in the communications, media and entertainment group of the investment banking department of Goldman Sachs in Hong Kong from April 2001 to January 2003. Mr. Zhang held the positions of associate, vice president and director at Solomon Smith Barney from August 1994 to March 2001. Prior to joining Solomon Smith Barney, he served as accounting manager for Town & Country Homes in Chicago from January 1990 to December 1993 and as accountant, audit senior and supervisor at Ernst & Young in Chicago and Hong Kong. Mr. Zhang held CPA qualifications in China and the State of Kentucky, both of which he has surrendered voluntarily. He holds an M.B.A. from the University of Chicago, an M.A. in Accounting from the Ministry of Finance Graduate School in the PRC and a B.A. degree from Inner Mongolia University.

Qianli Liu joined our company as chief financial officer in December 2010. Ms. Liu has eight years of experience in investment banking and corporate finance. Before joining us, Ms. Liu served as the chief financial officer of ChinaEDU Corp. (NASDAQ: CEDU) from 2008 to 2010, and prior to that, as chief financial officer of MainOne Inc., an information technology company, from 2007 to 2008. From 2003 to 2007, Ms. Liu was a vice president at Lehman Brothers investment banking in Hong Kong and an associate at Lehman Brothers investment banking in New York. From 2000 to 2001 Ms. Liu was a vice president of Trulycustom Construction, Inc., a company specializing in e-commerce of which she was also the co-founder. Ms. Liu received a MBA from MIT Sloan School of Management and a bachelor’s degree in Mathematics and Economics from Dartmouth College.

Yulin Wang joined our company in March 2009 and has served as an executive vice president in charge of the development and management of our mobile and video businesses, as well as technology and product development. Before joining us, Mr. Wang served as the chief operating officer of ccnec.com, the largest offline PC game distributor in China from 2007 to 2008. From 2004 to 2007, Mr. Wang served as vice president of A8 Music Group in charge of the company’s Internet business and digital music project. From 2001 to 2004, Mr. Wang served as the chief manager of the phoenixtv.com operation center. Mr. Wang received an Executive MBA from Tsinghua University, and a bachelor’s degree from Nankai University.

B.	Compensation of Directors, Supervisors and Executive Directors

For the year ended December 31, 2011, we paid an aggregate of approximately US$1.3 million in cash to our executive officers and directors.

Share Incentive Plans

In June 2008, we adopted the 2008 share option plan, and in March 2011, we adopted the 2011 restricted share and restricted share unit plan, together, the share incentive plans, to attract and retain the best available personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business. The share incentive plans provide for the grant of options, restricted shares and restricted share units, collectively referred to as “awards.” The maximum number of shares which may be outstanding pursuant to all awards and which may be issued after the exercise of the awards under the share incentive plans is 96,000,000.

Plan Administration. Our board of directors, or a duly authorized committee thereof, administers the share incentive plans. The board of directors or an authorized committee, as the case may be, will determine the participants to receive awards, the type and number of awards to be granted, the terms and conditions of each award grant.

Award Agreements. Awards granted under the share incentive plans are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Option Exercise. The term of awards granted under the share incentive plans may not exceed ten years from the date of grant.

Restricted Shares and Restricted Share Units. Restricted ordinary shares granted under the 2011 restricted share and restricted share unit plan are subject to applicable vesting, transfer, forfeiture and other restrictions as set forth in the plan and, as applicable, in the award agreements. Each restricted share unit is an unsecured promise of our company to issue and delivery one ordinary share on a specified date, which unit is subject to applicable vesting, transfer, forfeiture and other restrictions as set forth in the plan and, as applicable, in the award agreements.

Transfer Restrictions. The right of a grantee in an award granted under the share incentive plans may not be transferred in any manner by the grantee other than by will or the laws of succession and, with limited exceptions, may be exercised during the lifetime of the grantee only by the grantee.

Acceleration upon a Takeover Offer. If a takeover offer for our company becomes unconditional or is approved by the necessary number of shareholders, as the case may be, the vesting of the awards shall be accelerated.

Termination and Amendment. Our board of directors has the authority to amend or terminate the share incentive plans subject to shareholder approval to the extent necessary to comply with applicable law. In addition, our shareholders may, by ordinary resolution, terminate our share incentive plans at any time.

Lapse of Awards. An award will lapse if the optionee ceases to be eligible by reason of, among other things, (i) illness, injury, disability or death; (ii) retirement; (iii) voluntary resignation; (iv) termination of employment for serious misconduct; and (v) breach of contract.

As of the date of this annual report, 7,992,053 restricted shares of our company, 5,103,208 contingently issuable shares, options to purchase 12,895,554 Class A ordinary shares, and restricted share units obligating our company to issue and deliver 2,999,486 Class A ordinary shares are outstanding, and there were 958,811 Class A ordinary shares available for future issuance upon the exercise of future grants under the share incentive plans. The table below sets forth, as of the date of this annual report, the awards that we granted and are outstanding to our directors and executive officers, without giving effect to awards that were exercised or terminated:

Name	Ordinary Shares Underlying Outstanding Awards	Exercise Price or Purchase Price (US$/Share)	Date of Grant	Date of Expiration

Shuang Liu	*	N/A	March 17, 2011	N/A
Ya Li	*	N/A	March 17, 2011	N/A
Qianli Liu	*	N/A	March 17, 2011	N/A
Yulin Wang	*	N/A	March 17, 2011	N/A
Total	3,716,375

*	Less than 1% of our total outstanding shares.

As of the date of this annual report, other employees in aggregate held awards entitling them to receive 25,273,926 Class A ordinary shares, with exercise prices ranging from US$0 to US$0.03215 per Class A ordinary share. We granted awards to our employees under the share incentive plans in November 2008, July 2009, September 2009, January 2010, July 2010 and March 2011.

C.	Board Practices

Board of Directors

Our board of directors currently consists of seven directors. Our directors are elected by the holders of our ordinary shares, which will include holders of our Class A ordinary shares and Class B ordinary shares.

A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he or she is materially interested provided they have disclosed such interest to the board. The board may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Jerry J. Zhang and Carson Wen. Our board of directors has determined that each of Jerry J. Zhang and Carson Wen satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Section 303A of the New York Stock Exchange Listed Company Manual, or the NYSE Manual. Jerry J. Zhang is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•

reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent auditors; and

•	reporting regularly to our board of directors.

Compensation Committee. Our compensation committee consists of Shuang Liu, Daguang He and Jerry J. Zhang. Our board of directors has determined that Jerry J. Zhang satisfies the “independence” requirements of Section 303A of the NYSE Manual. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and recommending to the board with respect to the total compensation package for our three most senior executives;

•	approving and overseeing the total compensation package for our executives other than the three most senior executives;

•	reviewing and recommending to the board with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee. Our corporate and nominating committee consists of Keung Chui, Shuang Liu and Carson Wen. Our board of directors has determined that Carson Wen satisfies the “independence” requirements of Section 303A of the NYSE Manual. Our corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•

selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as the corporate governance and nominating committee itself;

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	issuing authorized but unissued shares and redeem or purchase outstanding shares of our company;

•	declaring dividends and other distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office in accordance with the articles of association, which provide that at each annual general meeting, one-third of the directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation provided that the chairman of the board and/or the managing director of the Company shall not, whilst holding such office, be subject to retirement by rotation or be taken into account in determining the number of directors to retire in each year. A retiring director shall be eligible for re-election. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

D.	Employees

See “Item 4. Information on the Company–B. Business Overview—Employees.”

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of the date of this annual report of:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below assume there are 631,426,437 ordinary shares outstanding as of the date of this annual report. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this annual report on Form 20-F, including through the exercise of any option, the vesting of any contingently issuable share, restricted share, restricted share unit or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned

	Number	%
Keung Chui	—	—
Shuang Liu(1)	15,168,000	2.40
Ya Li(2)	12,040,000	1.91
Daguang He	—	—
Ka Keung Yeung	—	—
Carson Wen	—	—
Jerry J. Zhang	—	—
Qianli Liu(3)	*	*
Yulin Wang(4)	*	*
All Directors and Executive Officers as a Group (5)	33,728,000	5.34
Principal Shareholders:
Phoenix Satellite Television (B.V.I.) Holding Limited (6)	317,325,360	50.26
Morningside China TMT Fund I, L.P. (7)	62,400,000	9.88
Intel Capital Corporation (8)	39,288,104	6.22

*	Less than 1% of our total outstanding shares.
(1)	Represents 15,168,000 ordinary shares, including 544,500 restricted shares.
(2)	Represents 12,040,000 ordinary shares, including 529,375 restricted shares and 2,160,000 ordinary shares in the form of ADSs.
(3)	Represents ordinary shares all of which are restricted shares.
(4)	Represents ordinary shares, including restricted shares.
(5)	Represents 33,728,000 ordinary shares, including 3,716,375 restricted shares and 2,160,000 ordinary shares in the form of ADSs.
(6)	Information based on the Schedule 13G filed on February 14, 2012 on behalf of Phoenix Satellite Television Holdings Limited and Phoenix Satellite Television (B.V.I.) Holding Limited. Represents 317,325,360 Class B ordinary shares. Phoenix Satellite Television (B.V.I.) Holding Limited is controlled by Phoenix Satellite Television Holdings Limited, a public company listed on the Hong Kong Stock Exchange. The registered office for Phoenix Satellite Television Holdings Limited is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.
(7)	Information based on the Schedule 13G filed on April 14, 2012 on behalf of Morningside China TMT Fund I, L.P. Represents 62,400,000 Class A ordinary shares. Morningside China TMT Fund I, L.P. is controlled by Morningside China TMT GP, L.P., its general partner, which is controlled by TMT General Partner Ltd., its general partner, which is controlled by a board directors comprised of the following natural persons: Qin Liu, Jianming Shi and Gerald Chan. The registered office for TMT General Partner Ltd. is Clifton House, 75 Fort Street, P.O. Box 1350, Grand Cayman KY1-1108, Cayman Islands.
(8)	Information based on the Schedule 13G filed on February 13, 2012 behalf of Intel Capital Corporation. Represents 39,288,104 Class A ordinary shares. Intel Capital Corporation, a Delaware corporation, is wholly owned by Intel Corporation, a public company listed on the Nasdaq. The registered office for Intel Capital Corporation, is c/o Corporation Trust Company, 1209 Orange St., Wilmington, Delaware 19801, U.S.A.

As of the date of this annual report, 185,932,464 Class A ordinary shares or 29.45% of our outstanding ordinary shares in the form of ADSs are held by one record holder in the United States, Deutsche Bank Trust Company Americas. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

Holders of Class A ordinary shares are entitled to one vote per share, while the holder of Class B ordinary shares are entitled to 1.3 votes per share. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership”

B.	Related Party Transactions

Phoenix TV, though its wholly owned subsidiary, is our controlling shareholder, with beneficial ownership and voting power of 50.26% and 56.77%, respectively, of our outstanding ordinary shares as of the date of this annual report. Phoenix TV has the power acting alone to approve any action requiring a vote of the majority of our ordinary shares.

Transactions Related to Our Corporate Structure

To comply with the applicable PRC laws, rules and regulations, we conduct our operations in China through contractual arrangements between our wholly owned PRC subsidiary, Fenghuang On-line, and our affiliated consolidated entities. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Affiliated Consolidated Entities.”

After entering into these contractual arrangements, we made a payment of RMB7.9 million to the shareholders of our affiliated consolidated entities in order to repay them for their initial funding of the paid-up capital of these entities.

Transactions and Agreements with Phoenix TV and Certain of its Subsidiaries

Phoenix TV Cooperation Agreement and Phoenix TV Content License Agreements

Fenghuang On-line entered into a Content, Branding, Promotion and Technology Cooperation Agreement, or the Phoenix TV Cooperation Agreement, with Phoenix TV on November 24, 2009, certain terms of which were amended pursuant to a supplemental agreement entered into by the parties on March 28, 2011. Pursuant to the Phoenix TV Cooperation Agreement, Phoenix TV agreed to procure and procured its subsidiaries, Phoenix Satellite Television Company Limited and Phoenix Satellite Television Trademark Limited, respectively, to enter into content license agreements, or the Content License Agreements, and trademark license agreements, or the Trademark License Agreements, with each of our affiliated consolidated entities. Fenghuang On-line agreed to provide Phoenix TV with our proprietary text, image, sound and video content. In addition, Fenghuang On-line and Phoenix TV agreed to promote one another’s brand and content on their respective new media and TV platforms. The Phoenix TV Cooperation Agreement, as amended, will expire in March 2016. As compensation for the rights granted to Fenghuang On-line under the agreement, Fenghuang On-line is obligated to pay Phoenix TV an annual service fee in the amount of RMB1.6 million for the first year of the agreement, which incrementally increases by 25% for each subsequent year of the agreement. The annual service payment to Phoenix TV for 2011 is RMB2.0 million. Fenghuang On-line must also pay to Phoenix TV 50% of the after-tax revenues Tianying Jiuzhou earns from sublicensing Phoenix TV’s video content to third parties. In the event that Phoenix TV’s indirect voting interest in Fenghuang On-line falls to 50% or below, Phoenix TV has the right to amend the annual service fee, provided that it may not be raised to more than 500% of the original annual service fee. If Phoenix TV’s beneficial ownership stake in us decreases to 35% or below, Phoenix TV has the right to immediately terminate or renegotiate the Phoenix TV Cooperation Agreement.

Pursuant to the Phoenix TV Cooperation Agreement, Tianying Jiuzhou and Yifeng Lianhe each entered into a Content License Agreement with Phoenix Satellite Television Company Limited on November 24, 2009. Pursuant to the Content License Agreements, Phoenix TV granted each of Tianying Jiuzhou and Yifeng Lianhe an exclusive license to use its copyrighted text, images, sound and videos on its Internet and mobile channels, as applicable, in China. Payments for the content license are made in accordance with the payment provisions set forth in the Phoenix TV Cooperation Agreement. On April 14, 2011, Tianying Jiuzhou, Yifeng Lianhe and Phoenix Satellite Television Company Limited entered into an agreement to extend the terms of the Content License Agreements to March 2016. The Content License Agreements can be terminated earlier (i) by the non-breaching party in the event of a breach and if the breach is not cured within ten business days after receipt of notice of breach from the non-breaching party, (ii) in the event of bankruptcy or the cessation of business operations of either party, or a change in the shareholder or equity structure of the relevant affiliated consolidated entity, other than in connection with the contractual arrangements, (iii) if either party’s performance of its obligations is held unlawful under PRC law; or (iv) if an event occurs that adversely affects the performance of either party of its respective obligations and upon written notice by the unaffected party.

Costs for content production provided to us by Phoenix TV Group were RMB1.5 million, RMB3.7 million and RMB4.9 million (US$0.8 million) in 2009, 2010 and 2011, respectively. Costs for data line services provided to us by Phoenix TV Group were RMB0.4 million, RMB0.4 million and RMB0.4 million (US$0.1 million) in 2009, 2010 and 2011, respectively. We incurred advertising and promotion expenses for Phoenix TV Group of RMB1.4 million in 2009, and we were charged by Phoenix TV Group for advertising and promotion expenses in the amounts of RMB0.4 million and RMB0.7 million (US$0.1 million) in 2010 and 2011, respectively. Expenses for technical support services provided to us by Phoenix TV Group were RMB0.2 million, RMB0.3 million and RMB0.5 million (US$0.1 million) in 2009, 2010 and 2011, respectively. We were also allocated and charged corporate administrative expenses from Phoenix TV Group in the total amounts of RMB1.2 million, RMB0.6 million and RMB1.1 million (US$0.2 million) in 2009, 2010 and 2011, respectively.

We provided joint advertising campaign solutions together with Phoenix TV to Phoenix TV’s advertisers for which Phoenix TV paid us RMB3.8 million, RMB4.8 million and RMB21.6 million (US$3.4 million) in 2009, 2010 and 2011, respectively. We also recognized paid service revenues of nil, RMB12.5 million and RMB2.4 million (US$0.4 million) from Phoenix TV for online promotion solutions in 2009, 2010 and 2011, respectively.

Phoenix TV Trademark License Agreements

Pursuant to the Phoenix TV Cooperation Agreement, Tianying Jiuzhou and Yifeng Lianhe each entered into a Trademark License Agreement with Phoenix Satellite Television Trademark Limited on November 24, 2009. Pursuant to the Trademark License Agreements, Phoenix Satellite Television Trademark Limited granted Tianying Jiuzhou and Yifeng Lianhe non-exclusive rights to use certain of its logos for the purpose of conducting Tianying Jiuzhou’s and Yifeng Lianhe’s respective businesses. Tianying Jiuzhou may sub-license such trademarks to China Mobile, pursuant to the China Mobile Cooperation Agreement, as described below. Tianying Jiuzhou is obligated to pay Phoenix Satellite Television Trademark Limited an annual license fee of US$7,000, while Yifeng Lianhe is obligated to pay Phoenix Satellite Television Trademark Limited an annual license fee of US$3,000, under the respective Trademark License Agreement. Phoenix Satellite Television Trademark Limited may in its discretion waive such license fees. On April 14, 2011, Tianying Jiuzhou, Yifeng Lianhe and Phoenix Satellite Television Trademark Limited entered into an agreement to extend the terms of the Trademark License Agreements to March 2016. The Trademark License Agreements may be terminated early (i) by agreement of both parties in writing or (ii) by the non-breaching party in the event of a substantial breach by the other party of any covenant or a failure by such party to substantially perform any of its obligation and if the breach or failure, as applicable, is not rectified within ten days of receipt of written of written notice from the non-breaching party.

Loan from Phoenix TV

As of December 31, 2009 and 2010, we had amounts owed to Phoenix TV of RMB34.3 million and RMB33.1 million, respectively, relating to an interest-free, payable-on-demand loan of face value US$5.0 million, which was provided to us by Phoenix TV on November 29, 2000 to fund the working capital of PHOENIXi and its subsidiaries. PHOENIXi repaid Phoenix TV in the amount of RMB2.2 million (US$0.3 million) on our behalf, and we will repay to Phoenix TV an additional US$2.2 million, or RMB14.3 million, that our company received upon the liquidation of PHOENIXi Investment Limited in 2011. The remaining balance of US$2.5 million (RMB15.6 million) was waived by Phoenix TV and accounted for by our company as a shareholders’ contribution.

Cooperation Agreement with China Mobile Communication Corporation

China Mobile Communication Corporation, or China Mobile, is a shareholder of our parent company, Phoenix TV. As of March 31, 2012, China Mobile held 19.69% of the outstanding shares of Phoenix TV. In each of 2007, 2008, 2009 and 2011, Tianying Jiuzhou entered into a cooperation agreement with China Mobile Communication Corporation, together, the China Mobile Cooperation Agreements. Pursuant to the China Mobile Cooperation Agreements, Tianying Jiuzhou agreed to produce certain MMS content exclusively for China Mobile to be used in China Mobile’s mobile newspaper service offerings, and China Mobile agreed to pay fees of RMB72.0 million, RMB66.0 million, RMB62.4 million and RMB58.8 million for such content in the contracts covering the years from 2007 to 2011. Tianying Jiuzhou has also granted to China Mobile non-exclusive sub-licenses under the China Mobile Cooperation Agreements to use certain trademarks of Phoenix TV in China, and has agreed to co-host certain offline events with China Mobile free of charge. Each China Mobile Cooperation Agreement has a term of one year. In addition, the cooperation agreement entered into between Tianying Jiuzhou and China Mobile in 2011 provides that the parties shall jointly explore the mobile advertising business based on the “mobile newspaper” MMS products, subject to the parties entering into a supplemental agreement regarding their cooperative arrangement. The Company and China Mobile are each currently in the process of undertaking the internal procedures necessary for the signing of a cooperation agreement that will cover the year of 2012.

We obtained revenues for our MIVAS and mobile video services from and through China Mobile of RMB157.3 million, RMB281.6 million and RMB442.7 million (US$70.3 million) in 2009, 2010, and 2011, respectively, relating to mobile newspaper content provided to China Mobile and WVAS and other MIVAS as well as mobile video services provided through China Mobile’s platform to mobile device users. We obtain revenues from China Mobile for online advertising services of nil, nil and RMB4.6 million (US$0.7 million) in 2009, 2010 and 2011, respectively. We incurred revenue sharing and bandwidth costs in connection with the MIVAS and mobile video services provided through China Mobile’s platform in the amounts of RMB22.8 million, RMB34.8 million and RMB68.5 million (US$10.9 million) in 2009, 2010 and 2011, respectively.

As of December 31, 2009, 2010 and 2011, we had account receivables from China Mobile in the amounts of RMB8.7 million, RMB16.5 million and RMB63.9 million (US$10.2 million), respectively.

Private Placement

Issuances of Ordinary Shares

We were incorporated in the Cayman Islands on November 22, 2007. Upon incorporation, we issued one ordinary share with a par value of US$0.01 to Phoenix Satellite Television (B.V.I.) Holding Limited. In May 2008, Phoenix Satellite Television (B.V.I.) Holding Limited transferred the sole outstanding share of Phoenix Satellite Television Information Limited to us in exchange for 319,999,999 ordinary shares of our company.

Series A Convertible Redeemable Preferred Shares

On November 24, 2009, we issued an aggregate of 130,000,000 Series A convertible redeemable preferred shares for an aggregate purchase price of US$25 million to a group of investors, including Morningside China TMT Fund I, L.P., or Morningside, Intel Capital Corporation, or Intel Capital, and Bertelsmann Asia Investments AG.

Shareholders’ Agreement

In connection with our Series A convertible redeemable preferred shares private placement in November 2009, we and our shareholders entered into a shareholders’ agreement. Under the shareholders’ agreement, the investors in the private placement of our Series A convertible redeemable preferred shares are entitled to certain registration rights, including Form F-3 registration and piggyback registration.

Apart from the registration rights, the other shareholders’ rights under the shareholders’ agreement terminated upon the closing of our initial public offering.

Note Receivable from PHOENIXi Investment Limited

In 2009, 2010 and 2011 we had a note receivable from PHOENIXi in the amounts of RMB18.2 million, RMB17.6 million and nil, respectively. This note receivable represents a promissory note investment in PHOENIXi. In November 2000, Phoenix TV made a US$5 million interest-free, payable-in-demand loan to Phoenix Satellite Television Information Limited, and Phoenix Satellite Television Information Limited then advanced the US$5 million to PHOENIXi in the form of the promissory note. Phoenix TV initially advanced the US$5 million to Phoenix Satellite Television Information Limited for the purpose of funding the working capital of PHOENIXi and its subsidiaries to support business development in North America. The note represents the only debt that PHOENIXi held when it commenced liquidation in 2006 and we are PHOENIXi’s sole creditor. We determined there was an other than temporary impairment to our investment in PHOENIXi as it was insolvent, then wrote off the cost method investment in October 2006, and revalued the note on an annual basis to the present value of cash flow expected to receive from PHOENIXi, which included all the cash and cash equivalents owned by PHOENIXi, with the changes to the carrying value included in the consolidated statement of operations. During PHOENIXi’s liquidation process, in 2011, PHOENIXi repaid US$2.2 million, or RMB14.3 million, to us directly, and RMB2.2 million (US$0.3 million) to Phoenix TV Group on our behalf. The difference has been recognized in the consolidated statement of operations for 2011. As of December 31, 2011, after the completion of the liquidation of PHOENIXi in December 2011, no note receivable was outstanding.

Other Transactions with Certain Directors and Affiliates

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors, Supervisors and Executive Officers”.

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—Compensation of Directors, Supervisors and Executive Officers—Share Incentive Plans.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Please refer to Item 18 for a list of our annual consolidated financial statements filed as part of this annual report on Form 20-F.

Legal Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal and Administrative Proceedings.”

Dividend Policy and Distributions

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

We have not paid in the past and do not have any present plan to declare and pay any dividends on our ordinary shares or ADSs in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiary in China, which in turn relies on the payments received from our affiliated consolidated entities in China pursuant to the contractual arrangements that established our corporate structure. Current PRC laws, rules and regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiary in China is required to set aside a certain amount of its accumulated after-tax profits each year to fund statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiary in China incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

Our ADSs, each representing eight of Class A ordinary shares, have been listed on the New York Stock Exchange since May 17, 2011 under the symbol “FENG.” The table below shows, for the periods indicated, the high and low market prices on the New York Stock Exchange for our ADSs.

	Market Price for Each ADS
	High	Low
	US$	US$
Annual highs and lows
2011	15.09	4.20
Quarterly highs and lows
Second quarter 2011	15.09	7.96
Third quarter 2011	10.75	4.76
Fourth quarter 2011	7.34	4.20
First quarter 2012	7.77	5.39
Second quarter 2012 (through April 25, 2012)	7.80	6.35
Monthly highs and lows
October 2011	5.90	4.20
November 2011	6.36	4.68
December 2011	7.34	5.25
January 2012	7.30	5.39
February 2012	7.48	6.18
March 2012	7.77	6.41
April 2012 (through April 25)	7.80	6.35

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing eight of our ordinary shares, have been trading on the New York Stock Exchange since May 12, 2011 under the symbol “FENG.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our second amended and restated memorandum and articles of association contained in our Form F-1 registration statement (File No. 333-173666), as amended, initially filed with the Commission on April 21, 2011. Our shareholders adopted our second amended and restated memorandum and articles of association on April 21, 2011.

C.	Material Contracts

In the past three fiscal years, we have not entered into any material contracts other than in the ordinary course of business or other than those described elsewhere in this annual report.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Foreign Exchange Control and Administration.”

E.	Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the Government of the Cayman Islands that are likely to be material to holders of ADSs or Class A ordinary shares except for stamp duties which may be applicable on instruments executed in, or after execution brought into the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” of China. Under the implementation regulations for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

Under the EIT Law and implementation regulations issued by the State Council, PRC withholding tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. The implementation regulations of the EIT Law set forth that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered a PRC “resident enterprise,” dividends we pay with respect to our Class A ordinary shares or ADSs, or the gain you may realize from the transfer of our Class A ordinary shares or ADSs, may be treated as income derived from sources within the PRC and be subject to PRC tax. It is unclear whether, if we are considered a PRC “resident enterprise,” holders of our Class A ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

Material United States Federal Income Tax Consequences

The following summary describes material United States federal income tax consequences of the ownership and disposition of our ADSs and Class A ordinary shares as of the date hereof. The discussion is applicable only to United States Holders (as defined below) who hold our ADSs or Class A ordinary shares or ADSs as capital assets (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). As used herein, the term “United States Holder” means a beneficial owner of an ADS or ordinary share that is for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not purport to be a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, such as:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ADSs or Class A ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our voting stock;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

The discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof. Such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

This discussion does not consider the tax treatment of partnerships or other pass-through entities that hold our ADSs or Class A ordinary shares, or of persons who hold our ADSs or Class A ordinary shares through such entities. If a partnership holds ADSs or Class A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or Class A ordinary shares, you should consult your tax advisors.

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws.

If you are considering the purchase, ownership or disposition of our Class A ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying Class A ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the rules discussed under “—Passive Foreign Investment Company” below, the gross amount of distributions with respect to our ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as dividend income on the day actually or constructively received by you, in the case of the Class A ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States Holders, certain dividends received before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation. A non-United States corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (but not our Class A ordinary shares), which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our Class A ordinary shares that are represented by ADSs, but not on our Class A ordinary shares that are not so represented, will meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law (see discussion under “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss, or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code, will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Furthermore, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC (as discussed below under “—Passive Foreign Investment Company”) in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or Class A ordinary shares. In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid to you with respect to our ADSs or Class A ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. Furthermore, in certain circumstances, if you have held our ADSs or Class A ordinary shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on our ADSs or Class A ordinary shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will be treated first as a tax-free return of your tax basis in our ADSs or Class A ordinary shares held by you, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Passive Foreign Investment Company

Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a “passive foreign investment company,” or PFIC, for the current taxable year, and we do not expect to become one in the future, although there can be no assurance in this regard. Moreover, the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year. This investigation includes ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, which involves extensive factual investigation and cannot be completed until the close of a taxable year, and therefore, our U.S. counsel expresses no opinion with respect to our PFIC status.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, it is not entirely clear how the contractual arrangements between us and our affiliated consolidated entities will be treated for purposes of the PFIC rules. If it is determined that we do not own the stock of the affiliated consolidated entities for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we would likely be treated as a PFIC.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we will value our goodwill based on the market value of our equity for these purposes, a decrease in the price of our ADSs may also result in our becoming a PFIC. Furthermore, in light of our significant cash balances and the uncertainty as to the extent, if any, that our unbooked intangibles may be taken into account for the current taxable year, we may be classified as a PFIC for the current taxable year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets and the cash raised in our initial public offering. Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not, or will not become, classified as a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of our ADSs or Class A ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for our ADSs or Class A ordinary shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for our ADSs or Class A ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us (as described above under “—Taxation of Dividends”) if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs or Class A ordinary shares in any year in which we are classified as a PFIC.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, a United States Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of our ADSs because they are listed on the New York Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that our ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that it is intended that only our ADSs and not our Class A ordinary shares are listed on the New York Stock Exchange. Consequently, if you are a holder of our Class A ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are, or become, a PFIC.

If you make an effective mark-to-market election, you will include in each taxable year that we are a PFIC, as ordinary income, the excess of the fair market value of our ADSs held by you at the end of the year over your adjusted tax basis in our ADSs. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in our ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of our ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Your adjusted tax basis in our ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years, unless our ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a United States Holder may continue to be subject to the PFIC rules with respect to such United States Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, you can sometimes avoid the rules described above with respect to the stock you own in a PFIC by electing to treat such PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding our ADSs or Class A ordinary shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes and subject to the discussion under “—Passive Foreign Investment Company” above, you will recognize taxable gain or loss on any sale or exchange of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for our ADSs or Class A ordinary shares and your tax basis in such ADSs or Class A ordinary shares. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

Information Reporting and Backup Withholding

Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, an individual United States Holder may be required to submit to the Internal Revenue Service certain information reporting with respect to his or her beneficial ownership of our ADSs or Class A ordinary shares, unless such ADSs were held on his or her behalf by a United States financial institution. This new law also imposes penalties if an individual United States Holder is required to submit such information to the Internal Revenue Service and fails to do so.

Moreover, information reporting will apply to dividends in respect to our ADSs or Class A ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Backup withholding is not a tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service. You should consult your tax advisors regarding the application of the United States information reporting and backup withholding rules to your particular circumstances.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have filed this annual report on Form 20-F, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.

You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York, and Chicago, Illinois. You can also request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing to the SEC’s Public Reference Room for information.

The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov . The information on that website is not a part of this annual report.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration risk

We depend on China Mobile, which is a shareholder of Phoenix TV, for a significant portion of our business. The revenues generated from advertising and paid services we provided through China Mobile for the years ended December 31, 2009, 2010 and 2011 were RMB157.3 million, RMB281.6 million and RMB447.3 million (US$71.1 million), respectively, which accounted for 59.9%, 53.3% and 47.1% of our total revenue in the respective periods.

We had accounts receivable from China Mobile as of December 31, 2009, 2010 and 2011of RMB8.7 million, RMB16.5 million and RMB63.9 million (US$10.2 million), respectively, which are included on our balance sheet as “Amounts due from related parties.” Apart from China Mobile, we have no other customer with revenues or accounts receivable accounting for over 10% of our total revenues or total account receivables, respectively.

Credit risk

Our credit risk arises from cash and cash equivalents, term deposits, as well as credit exposures to receivables due from our customers, related parties and other parties.

We believe that there is no significant credit risk associated with cash and cash equivalents and term deposits, which were held by reputable financial institutions in the jurisdictions where we are located. We believe that we are not exposed to unusual risks as these financial institutions have high credit quality.

We have no significant concentrations of credit risk with respect to our customers, except for the account receivable from China Mobile as discussed above. We assess the credit quality of, and set credit limits on our customers by taking into account their financial position, the availability of guarantees from third parties, their credit history and other factors such as current market conditions.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 5.9%, negative 0.7% and 3.3% in 2008, 2009 and 2010, respectively. The year-over-year percent changes in the consumer price index for January 2009, 2010 and 2011 were increases of 1.0%, 1.5% and 4.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. We do not anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Currency Risk

Substantially all our revenues and expenses are denominated in Renminbi. We have not had any material foreign exchange gains or losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars relative to the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars. Furthermore, a decline in the value of the Renminbi could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our subsidiaries and PRC-incorporated affiliates in China. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our reported financial results in U.S. dollar terms. As of December 31, 2011, we had RMB denominated cash and cash equivalents and term deposits totaling RMB926.7 million, and U.S. dollar denominated cash and cash equivalents of US$40.4 million. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Fluctuations in exchange rates of the Renminbi could materially affect our reported results of operations.”

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service:	Fee:
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to $0.05 per ADS issued

Cancellation of ADSs, including in the case of termination of the deposit agreement	Up to $0.05 per ADS cancelled

Distribution of cash dividends or other cash distributions	Up to $0.05 per ADS held

Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights	Up to $0.05 per ADS held

Distribution of securities other than ADSs or rights to purchase ADSs or additional ADSs	A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs

Depositary services	Annual fee of up to $0.05 per ADS held on the applicable record date(s) established by the depositary bank

Transfer of ADRs	$1.50 per certificate presented for transfer

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•

Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

Payments by Depositary

As of March 31, 2012, we had received total payments of US$0.4 million from Deutsche Bank Trust Company Americas, the depositary bank for our ADR program for reimbursement of investor relations expenses and other program related expenses.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2009, 2010 and 2011.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Modifications of Rights

See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

B.	Use of Proceeds

On May 17, 2011, we completed our initial public offering in which we offered and sold 11,500,000 ADSs, raising US$117.6 million in proceeds to us before expenses but after underwriting discounts and commissions. On June 13, 2011, the underwriters exercised their option to purchase 1,915,125 additional ADSs from us, and we thereby raised an additional $19.6 million in proceeds to us before expenses but after underwriting discounts and commissions. Apart from underwriting discounts and commissions of US$10.3 million, our other expenses incurred in connection with the issuance and distribution of our ADSs in our initial public offering totaled US$5.0 million.

The effective date of our registration statement on Form F-1 (File number 333-173666) was May 11, 2011. Morgan Stanley & Co. International plc, Deutsche Bank Securities Inc., Macquarie Capital (USA) Inc., Cowen and Company, LLC and China International Capital Corporation Hong Kong Securities Limited were the underwriters for the initial public offering of our ADSs.

As of December 31, 2011, we had not used any of the net proceeds received from our initial public offering. We still intend to use the remainder of our initial public offering proceeds, as disclosed in our registration statement on Form F-1 (File number 333-173666), for content acquisition and production, product development and technology infrastructure, marketing and sales, other general corporate purposes, including potential facilities upgrade, and for potential acquisitions although we are not currently negotiating any acquisition transactions.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2011, an evaluation has been carried out under the supervision and with the participation of our senior management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding the required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon the Company’s evaluation, our senior management has concluded that, as of December 31, 2011, our disclosure controls and procedures were not effective solely as a result of the material weaknesses in internal control over financial reporting as described below and in “Item 3.D—Risk Factors.”

Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control over Financial Reporting

As described above and in “Item 3: Key Information—D. Risk Factors,” there were one material weakness and one significant deficiency identified in our internal control over financial reporting. Prior to our initial public offering in May 2011, we had a relatively short operating history and limited accounting personnel and other resources with which to address our internal controls and procedures over financial reporting. During the course of the audit of our consolidated financial statements for the years ended December 31, 2008, 2009 and 2010 included in our registration statement on Form F-1 filed in connection with our 2011 initial public offering, we and our independent registered public accounting firm identified one material weakness and one significant deficiency identified in our internal control over financial reporting. The material weakness related to the lack of sufficient accounting personnel with appropriate understanding of U.S. GAAP accounting issues and the SEC reporting requirements. The significant deficiency related to the lack of written accounting manual and closing procedures to facilitate preparation of financial statements for financial reporting purposes. The material weakness resulted in audit adjustments and corrections to our financial statements. In connection with the audit of our consolidated financial statements for the year ended December 31, 2011, we and our independent registered public accounting firm determined that the above-mentioned material weaknesses in our internal control over financial reporting continue to exist.

We have undertaken certain remedial steps to address the material weakness and the significant deficiency, including (i) having established an audit committee to oversee the accounting and financial reporting processes as well as external and internal audits of our company and (ii) having established an internal audit function, and we continue to undertake certain other such remedial steps, including (i) hiring additional professionals with experience in U.S. GAAP and SEC reporting from reputable accounting firms or public companies, training our new and existing accounting staff, standardizing our accounting systems by introducing additional programs and procedures, (ii) formalizing and standardizing accounting manual, policies and procedures in relation to period-end-closing and financial reporting at both headquarters and subsidiaries levels and (iii) increasing the level of interaction among our management, audit committee and other external advisors. We plan to continue to address and remediate our internal control over financial reporting in time to meet the deadline for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act.

Under the supervision and with the participation of our senior management, including our chief executive officer and our chief financial officer, we are forming a taskforce led by senior management members including our chief financial officer in pursuing compliance with the requirements of the Sarbanes-Oxley Act and are continuing to undertake measures to improve our internal control over financial reporting. These measures include, but not limited to, continuously strengthening our accounting resources, improving our financial statement closing and reporting process and procedures, and developing and strengthening our internal audit function. The remedial measures that we intend to take may not fully address the material weakness that we and our independent registered public accounting firm have identified, and other material weaknesses in our internal control over financial reporting may be identified in the future. Should we discover such conditions, we intend to remediate them as soon as practicable. We are committed to taking appropriate steps for remediation, as needed.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Jerry J. Zhang, who is an independent director, qualifies as an audit committee financial expert as defined in Item 16A of the instruction to Form 20-F.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics which applies to our directors, employees, advisors and officers, including our Chief Executive Officer and Chief Financial Officer. No changes have been made to the code of ethics since its adoption and no waivers have been granted therefrom to our directors or employees. We have filed our code of business conduct and ethics as an exhibit to our F-1 registration statement (File No. 333-173666), as amended, initially filed with the Commission on April 21, 2011, and a copy is available to any shareholder upon request. This code of ethics is also available on our website at ir.ifeng.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Zhong Tian CPAs Limited Company has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2011, for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, for the years indicated.

	For the Years Ended December 31,
	2010	2011
	(In thousands of US dollars)
Audit Fees(1)	67	641
Audit-related Fees(2)	—	849
Tax Fees(3)	25	10
All Other Fees(4)	—	—
Total	92	1,500

(1)	Audit fees consist of fees associated with the annual audit, reviews of our quarterly financial statements and related statutory and regulatory filings.
(2)	Audit-related fees consist of fees billed for assurance and related services rendered in connection with our initial public offering in 2011.
(3)	Tax fees include fees billed for tax compliance and tax advice services.
(4)	All other fees comprise fees for all other services provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, other than those services covered in footnotes (1) to (3) above.

Pre-Approval Policies and Procedures

Our audit committee is responsible for the oversight of our independent accountants’ work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, including audit services, audit-related services, tax services and other services, as described above.

All audit and non-audit services performed by PricewaterhouseCoopers Zhong Tian CPAs Limited Company must be pre-approved by the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing eight ordinary share, are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange.

•

In respect of independent directors on our Board of Directors: Only two of our seven directors are independent directors: As our home country practice does not require a majority of our Board of Directors to be independent, two of our seven directors are independent.

•

In respect of composition of our audit committee: As our home country practice does not require us to have a minimum of three members of our audit committee, our audit committee is comprised of two independent directors.

•

In respect of the oversight of our executive officer compensation and director nominations matters: As our home country practice does not require independent director oversight of executive officer compensation and director nomination matters, our compensation and corporate governance and nominating committees are not comprise solely of independent directors.

ITEM 16H.	MINE SAFETY

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Registrant has elected to provide the financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Phoenix New Media Limited are included at the end of this annual report.

ITEM 19.	EXHIBIT INDEX

Exhibit Number	Description of Exhibits

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference Exhibit 3.2 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011.

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated by reference Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

2.3	Form of Deposit Agreement, between the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference Exhibit 4 to our Registration Statement on Form F-6 (File No. 333-173736) with respect to American depositary shares representing our Class A ordinary shares, filed with the Securities and Exchange Commission on April 27, 2011).

4.1	Preferred Share Purchase Agreement, dated as of November 9, 2009, in respect of the sale of the Series A convertible redeemable preferred shares of the Registrant (incorporated by reference Exhibit 4.4 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.2	Shareholders’ Agreement, dated as of November 24, 2009, by and among the Registrant and the other parties thereto (incorporated by reference Exhibit 4.5 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.3	Form of the Registrant’s Employment Agreements for its executive officers (incorporated by reference Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.4	Registrant’s 2008 Share Option Plan (incorporated by reference Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.5	Registrant’s 2011 Restricted Share Unit and Restricted Share Plan (incorporated by reference Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.6	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.7	Translation of the Exclusive Equity Option Agreement, dated as of December 31, 2009, between Fenghuang On-line and Tianying Jiuzhou (incorporated by reference Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.8	Translation of the Exclusive Equity Option Agreement, dated as of December 31, 2009, between Fenghuang On-line and Yifeng Lianhe (incorporated by reference Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.9	Translation of the Equity Pledge Agreement, dated as of December 31, 2009, between Fenghuang On-line and Tianying Jiuzhou (incorporated by reference Exhibit 10.7 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.10	Translation of the Equity Pledge Agreement, dated as of December 31, 2009, between Fenghuang Online and Yifeng Lianhe (incorporated by reference Exhibit 10.8 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.11	Translation of the Exclusive Technical Consulting & Service Agreement, dated as of December 31, 2009, between Fenghuang On-line and Tianying Jiuzhou (incorporated by reference Exhibit 10.9 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.12	Translation of the Exclusive Technical Consulting & Service Agreement, dated as of December 31, 2009, between Fenghuang On-line and Yifeng Lianhe (incorporated by reference Exhibit 10.10 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.13	Translation of Loan Agreement, dated as of December 31, 2009, between Fenghuang On-line and the shareholders of Tianying Jiuzhou (incorporated by reference Exhibit 10.11 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.14	Translation of the Loan Agreement, dated as of December 31, 2009, between Fenghuang On-line and the shareholders of Yifeng Lianhe (incorporated by reference Exhibit 10.12 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.15	Translation of the Voting Right Entrustment Agreement, dated as of December 31, 2009, between Fenghuang On-line and shareholders of Tianying Jiuzhou (incorporated by reference Exhibit 10.13 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.16	Translation of the Voting Right Entrustment Agreement, dated as of December 31, 2009, between Fenghuang On-line and the shareholders of Yifeng Lianhe (incorporated by reference Exhibit 10.14 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.17	Translation of the Content, Branding, Promotion and Technology Cooperation Agreement, dated November 24, 2009, between Fenghuang On-line and Phoenix TV (incorporated by reference Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.18	Translation of the Supplemental Agreement to the Content, Branding, Promotion and Technology Cooperation Agreement, dated March 28, 2011, between Fenghuang On-line and Phoenix TV (incorporated by reference Exhibit 10.16 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.19	Translation of the Program Content License Agreement, dated November 24, 2009, between Phoenix TV and Tianying Jiuzhou (incorporated by reference Exhibit 10.17 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.20	Schedule of Material Differences between the Program Content Agreements entered into between Tianying Jiuzhou and Yifeng Lianhe, respectively, and Phoenix TV (incorporated by reference Exhibit 10.18 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.21	Confirmation Letter, dated April 14, 2011, among Tianying Jiuzhou, Yifeng Lianhe and Phoenix Satellite Television Company Limited (incorporated by reference Exhibit 10.19 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.22	Translation of the Trademark License Agreement, dated as of November 24, 2009, between Phoenix Satellite Television Trademark Limited and Tianying Jiuzhou (incorporated by reference Exhibit 10.20 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.23	Schedule of material differences between the Trademark License Agreements entered into between Tianying Jiuzhou and Yifeng Lianhe, respectively, and Phoenix Satellite Television Trademark Limited (incorporated by reference Exhibit 10.21 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.24	Confirmation Letter, dated April 14, 2011, among Tianying Jiuzhou, Yifeng Lianhe and Phoenix Satellite Television Trademark Limited (incorporated by reference Exhibit 10.22 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.25	Loan Agreement Memorandum, dated as of January 3, 2011, between Phoenix Satellite Television Co., Ltd and Phoenix Satellite Television Information Limited (incorporated by reference Exhibit 10.23 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.26	Translation of the Cooperation Agreement, dated as of December 29, 2009, between China Mobile Communications Corporation and Tianying Jiuzhou (incorporated by reference Exhibit 10.24 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.27	Translation of the Cooperation Agreement, dated as of February 14, 2011, between China Mobile Communications Corporation and Tianying Jiuzhou (incorporated by reference Exhibit 10.25 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

*8.1	List of Significant Subsidiaries

11.1	Code of Business conduct and Ethics of the Registrant (incorporated by reference Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2022

*13.2	Certification of our Chief Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Accounting Firm

*15.2	Consent of Zhong Lun Law Firm

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Phoenix New Media Limited

By:	/s/ Qianli LIU
	Name:	Qianli LIU
	Title:	Chief Financial Officer

Date: April 27, 2012

Phoenix New Media Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Phoenix New Media Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders’ equity/(deficit) and comprehensive income and cash flows present fairly, in all material respects, the financial position of Phoenix New Media Limited (the “Company”) and its subsidiaries at December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, the People’s Republic of China

April 27, 2012

Phoenix New Media Limited

Consolidated Balance Sheets

(Amounts in thousands, except for number of shares)

	As of December 31,
	2010	2011	2011
	RMB	RMB	US$
			(Note 2d)
ASSETS
Current assets:
Cash and cash equivalents	287,173	397,166	63,103
Term deposits	—	784,023	124,569
Accounts receivable, net	77,043	202,097	32,110
Amounts due from related parties	16,487	64,388	10,230
Prepayment and other current assets	19,389	46,334	7,362
Deferred tax assets	613	11,931	1,896

Total current assets	400,705	1,505,939	239,270

Non current assets:
Property and equipment, net	24,111	41,012	6,516
Intangible assets, net	2,363	5,415	860
Note receivable	17,600	—	—
Other non-current assets	2,483	12,128	1,927

Total non-current assets	46,557	58,555	9,303

Total assets	447,262	1,564,494	248,573

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	54,115	120,910	19,211
Amounts due to related parties	43,477	3,889	618
Advances from customers	7,781	7,191	1,143
Taxes payable	9,970	35,822	5,692
Salary and welfare payable	26,064	45,119	7,169
Accrued expenses and other current liabilities	7,147	39,276	6,239

Total current liabilities	148,554	252,207	40,072

Long-term liabilities	3,483	5,504	874

Total liabilities	152,037	257,711	40,946

Commitments and contingencies (Note 18)
Mezzanine equity
Series A convertible redeemable preferred shares (US$0.01 par value, 130,000,000 and nil shares authorized, issued and outstanding as of December 31, 2010 and 2011, respectively; aggregate liquidation value of RMB246,000 and nil as of December 31, 2010 and 2011, respectively)	390,183	—	—
Shareholders’ equity/(deficit):
Class A ordinary shares (US$0.01 par value, 550,000,000 and 680,000,000 shares authorized as of December 31, 2010 and 2011, respectively; 43,497,237 and 306,101,077 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	2,901	20,001	3,178
Class B ordinary shares (US$0.01 par value, 320,000,000 shares authorized, 320,000,000 and 317,325,360 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	22,239	22,053	3,504
Additional paid-in capital	—	1,830,882	290,898
Statutory reserves	10,314	24,647	3,916
Accumulated deficit	(129,411)	(555,831)	(88,313)
Accumulated other comprehensive loss	(1,001)	(34,969)	(5,556)

Total shareholders’ equity/(deficit)	(94,958)	1,306,783	207,627

Total liabilities, mezzanine equity and shareholders’ equity	447,262	1,564,494	248,573

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Operations

(Amounts in thousands, except for number of shares and per share data)

	For the Years Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Revenues(1):
Net advertising revenues	81,632	204,369	465,824	74,012
Paid service revenues	180,715	324,326	484,768	77,022

Total revenues	262,347	528,695	950,592	151,034
Cost of revenues(1)(2)	(170,062)	(299,423)	(554,676)	(88,129)

Gross profit	92,285	229,272	395,916	62,905
Operating expenses(1)(2):
Sales and marketing expenses	(46,364)	(76,152)	(164,082)	(26,070)
General and administrative expenses	(27,727)	(39,955)	(77,078)	(12,246)
Technology and product development expenses	(16,579)	(31,012)	(69,021)	(10,966)

Total operating expenses	(90,670)	(147,119)	(310,181)	(49,282)

Income from operations	1,615	82,153	85,735	13,623
Other income/(expenses):
Interest income	496	582	9,682	1,538
Foreign currency exchange gain	22	313	19,343	3,073
Others, net	(186)	1,534	2,861	455

Income before tax	1,947	84,582	117,621	18,689
Income tax expenses	(1,660)	(10,499)	(15,146)	(2,406)

Net income attributable to Phoenix New Media Limited	287	74,083	102,475	16,283

Accretion to convertible redeemable preferred share redemption value	(14,129)	(206,409)	(773,623)	(122,916)
Income allocation to participating preferred shares	(287)	(33,093)	(6,172)	(982)
Amortization of beneficial conversion feature	(17,138)	—	—	—

Net loss attributable to ordinary shareholders	(31,267)	(165,419)	(677,320)	(107,615)

Net loss per Class A and Class B ordinary share—Basic	(0.10)	(0.51)	(1.30)	(0.21)
Net loss per Class A and Class B ordinary share—Diluted	(0.10)	(0.51)	(1.30)	(0.21)
Weighted average number of Class A and Class B ordinary shares used in computing basic net loss per share	321,387,913	327,045,493	519,227,660	519,227,660
Weighted average number of Class A and Class B ordinary shares used in computing diluted net loss per share	321,387,913	327,045,493	519,227,660	519,227,660

(1) Revenues, cost of revenues and operating expenses include transactions with related parties as follows:

Net advertising revenues	3,845	4,824	26,201	4,163
Paid service revenues	157,276	294,027	445,096	70,719
Cost of revenues	(24,721)	(38,800)	(73,833)	(11,731)
Sales and marketing expenses	—	(438)	(663)	(105)
General and administrative expenses	(1,155)	(617)	(1,139)	(181)
Technology and product development expenses	(471)	(314)	(533)	(85)

(2) Share-based compensation was allocated in cost of revenues and operating expenses as follows:

Cost of revenues	775	854	19,526	3,102
Sales and marketing expenses	2,904	4,664	18,254	2,900
General and administrative expenses	5,757	10,406	17,470	2,776
Technology and product development expenses	804	637	10,842	1,723

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Shareholders’ Equity/(Deficit) and Comprehensive Income

(Amounts in thousands, except for number of shares)

	Class A ordinary shares		Class B ordinary shares		Additional	Statutory	Accumulated other comprehensive	Accumulated	Total shareholders’
	Shares	Amount	Shares	Amount	paid-in capital	reserves	income/(loss)	deficit	equity/(deficit)
		RMB		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2008	343,500	24	320,000,000	22,239	10,872	4,401	3,299	(24,569)	16,266
Expenses incurred on behalf of Phoenix TV Group	—	—	—	—	(113)	—	—	—	(113)
Share-based compensation	—	—	—	—	10,240	—	—	—	10,240
Issuance of ordinary shares upon exercise of share options	2,001,937	137	—	—	747	—	—	—	884
Appropriation to statutory reserves	—	—	—	—	—	1,916	—	(1,916)	—
Beneficial conversion feature of Series A convertible redeemable preferred shares	—	—	—	—	17,138	—	—	—	17,138
Amortization of beneficial conversion feature	—	—	—	—	(17,138)	—	—	—	(17,138)
Accretion to series A convertible redeemable preferred shares redemption	—	—	—	—	(14,129)	—	—	—	(14,129)
Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	—	—	162	—	162
Net income attributable to Phoenix New Media Limited	—	—	—	—	—	—	—	287	287

Total comprehensive income									449

Balance as of December 31, 2009	2,345,437	161	320,000,000	22,239	7,617	6,317	3,461	(26,198)	13,597
Share-based compensation	—	—	—	—	16,561	—	—	—	16,561
Issuance of ordinary shares upon exercise of share options	41,151,800	2,740	—	—	6,852	—	—	—	9,592
Shareholders’ contribution	—	—	—	—	2,080	—	—	—	2,080
Appropriation to statutory reserves	—	—	—	—	—	3,997	—	(3,997)	—
Accretion to series A convertible redeemable preferred shares redemption	—	—	—	—	(33,110)	—	—	(173,299)	(206,409)
Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	—	—	(4,462)	—	(4,462)
Net income attributable to Phoenix New Media Limited	—	—	—	—	—	—	—	74,083	74,083

Total comprehensive income									69,621

Balance as of December 31, 2010	43,497,237	2,901	320,000,000	22,239	—	10,314	(1,001)	(129,411)	(94,958)
Issuance of common shares upon initial public offering (“IPO”), net of issuance costs	107,321,000	6,984	—	—	853,737	—	—	—	860,721
Conversion of series A convertible redeemable preferred shares upon IPO	130,000,000	8,464	—	—	1,155,342	—	—	—	1,163,806
Conversion of ordinary shares in the assured entitlement distribution	2,674,640	186	(2,674,640)	(186)	—	—	—	—	—
Issuance of restricted shares	19,008,200	1,238	—	—	(1,238)	—	—	—	—
Share-based compensation	—	—	—	—	66,092	—	—	—	66,092
Issuance of ordinary shares upon exercise of share options and vesting of restricted share units	3,600,000	228	—	—	414	—	—	—	642
Shareholders’ contribution related to waiver of short-term loan by Phoenix TV Group	—	—	—	—	15,596	—	—	—	15,596
Appropriation to statutory reserves	—	—	—	—	—	14,333	—	(14,333)	—
Accretion to series A convertible redeemable preferred shares redemption	—	—	—	—	(259,061)	—	—	(514,562)	(773,623)
Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	—	—	(33,968)	—	(33,968)
Net income attributable to Phoenix New Media Limited	—	—	—	—	—	—	—	102,475	102,475

Total comprehensive income									68,507

Balance as of December 31, 2011	306,101,077	20,001	317,325,360	22,053	1,830,882	24,647	(34,969)	(555,831)	1,306,783

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statement of Cash Flows

(Amounts in thousands)

	For the Years Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net income attributable to Phoenix New Media Limited	287	74,083	102,475	16,283
Adjustments to reconcile net income to net cash (used in)/provided by operating activities:
Share-based compensation cost	10,240	16,561	66,092	10,501
Allowance of provision for doubtful debts	248	1,049	11,926	1,894
Depreciation and amortization expense	6,138	8,117	12,292	1,953
Deferred income tax	(15)	1,572	(11,318)	(1,798)
Loss on disposal of property and equipment	—	50	2	—
Expense allocated from Phoenix TV Group	187	—	—	—
Foreign exchange gain	(22)	(313)	(19,343)	(3,073)
Changes in operating assets and liabilities:
Accounts receivable	(13,674)	(42,774)	(136,980)	(21,764)
Prepayments and other current assets	(1,081)	(12,562)	(26,713)	(4,244)
Amounts due from related parties	3,186	(7,791)	(47,901)	(7,611)
Note receivable	(14)	596	1,150	183
Other non-current assets	(2,796)	1,981	(9,645)	(1,532)
Accounts payable	4,745	31,469	66,795	10,613
Advances from customers	3,223	2,842	(590)	(94)
Salary and welfare payable	257	15,947	19,055	3,028
Taxes payable	453	7,931	25,852	4,107
Amounts due to related parties	(21,129)	(17,975)	(21,843)	(3,472)
Accrued expenses and other current liabilities	693	2,983	31,310	4,975
Long-term liabilities	447	1,910	2,021	321

Net cash (used in)/provided by operating activities	(8,627)	85,676	64,637	10,270

Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(6,555)	(18,059)	(33,477)	(5,319)
Placement of term deposits	—	—	(1,560,002)	(247,859)
Maturity of term deposit	—	—	775,979	123,291
Cash received from liquidation of PHOENIXi	—	—	14,300	2,272

Net cash used in investing activities	(6,555)	(18,059)	(803,200)	(127,615)

Cash flows from financing activities:
Proceeds from issuance of Series A convertible redeemable preferred shares, net of issuance cost	169,645	—	—	—
Proceeds from issuance of ordinary shares upon IPO	—	—	893,098	141,899
Proceeds from exercise of stock options	440	9,997	183	29
Repayment to VIEs’ legal shareholders	—	(7,920)	—	—
Payment of IPO related expenses	—	(1,457)	(30,101)	(4,783)

Net cash provided by financing activities	170,085	620	863,180	137,145

Effect of exchange rate changes on cash and cash equivalents	184	(4,150)	(14,624)	(2,324)

Net increase in cash and cash equivalents	155,087	64,087	109,993	17,476

Cash and cash equivalents at the beginning of the period	67,999	223,086	287,173	45,627

Cash and cash equivalents at the end of the period	223,086	287,173	397,166	63,103

Supplemental disclosures of cash flow information:
Cash paid during the period for income taxes	1,739	3,830	13,518	2,148

Supplemental disclosure of non-cash investing and financing activities:
Conversion of Series A convertible redeemable preferred shares into ordinary shares	—	—	1,163,806	184,910
Short-term loan waived by Phoenix TV Group	—	—	15,596	2,478
Issuance of ordinary shares upon issuance of restricted shares and vesting of restricted share units	—	—	1,314	209

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

1. Organization and Principal Activities

Phoenix New Media Limited (“PNM”, or the “Company”) was incorporated in the Cayman Islands on November 22, 2007 by Phoenix Satellite Television (B.V.I.) Holding Limited (the “Parent”), a subsidiary of Phoenix Satellite Television Holdings Ltd. (the “Phoenix TV”). Phoenix TV, its subsidiaries and variable interest entities (“VIEs”) are collectively referred to as the Phoenix TV Group. As of December 31, 2011, the Company had three subsidiaries, two VIEs for which a subsidiary of the Company is the primary beneficiary, and one subsidiary of a VIE. The Company, its subsidiaries, VIEs and subsidiary of one of the VIEs are hereinafter collectively referred to as the “Group”. The Group generates revenues from providing advertising services on the Phoenix websites and paid services, which include mobile Internet and value-add services (“MIVAS”) and video value-added services (“video VAS”). The VIEs, each of which is owned by two People’s Republic of China (“PRC”) citizens, hold the necessary licenses and approvals to operate Internet-related businesses in the PRC. In addition, the VIEs are in the process of applying for certain licenses for the operations of their businesses, including Internet audio-visual program transmission license and Internet news license.

The details of the subsidiaries, VIEs and the subsidiary of one of the VIEs as of December 31, 2011 are set out below:

Name	Place of Incorporation	Date of Incorporation	Percentage of Direct or Indirect Economic Ownership	Principal Activity
Direct subsidiaries:
Phoenix Satellite Television Information Limited	British Virgin Islands (“BVI”)	September 1, 1999	100%	Investment holding
Phoenix New Media (Hong Kong) Company Limited	Hong Kong	February 24, 2011	100%	Advertising
Indirect subsidiary:
Fenghuang On-line (Beijing) Information Technology Co., Ltd. (“Fenghuang On-line”)	PRC	December 20, 2005	100%	Technical consulting
Variable interest entities (“VIEs”)

Beijing Tianying Jiuzhou Network Technology Co., Ltd. (“Tianying Jiuzhou”)	PRC	April 18, 2000	100%	Advertising, MIVAS and video VAS

Yifeng Lianhe (Beijing) Technology Co., Ltd. (“Yifeng Lianhe”)	PRC	June 16, 2006	100%	MIVAS
Direct subsidiary of Tianying Jiuzhou:
Beijing Tianying Chuangzhi Advertising Co., Ltd. (“Tianying Chuangzhi”)	PRC	February 8, 2010	100%	Advertising

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

1. Organization and Principal Activities (Continued)

Prior to May 2008, the Group’s business was operated by Phoenix Satellite Television Information Limited (the “BVI Company”) and its subsidiaries, which were ultimately owned by Phoenix TV.

In May 2008, the Group undertook a restructuring and reorganization (the “Reorganization”). The Company issued 319,999,999 ordinary shares to the Parent in exchange for all the shares of the BVI Company held by the Parent. As a result, the BVI Company became a wholly owned subsidiary of the Company, thereby, completing the Reorganization.

In order to comply with Chinese laws and regulations that prohibit or restrict foreign ownership of companies that operate Internet content and advertising businesses, for the periods presented prior to December 31, 2009, Fenghuang On-line has entered into technical service agreement (“Service Agreement”) with Tianying Jiuzhou, the PRC legal entity that has the licenses to operate such businesses, and was effectively absorbing the majority of Tianying Jiuzhou’s residual returns and expected losses.

The paid-in capital of Yifeng Lianhe, which also has licenses to operate Internet content businesses in PRC, was loaned by Tianying Jiuzhou. Through the aforementioned activities, Tianying Jiuzhou and Yifeng Lianhe are considered VIEs in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Fenghuang On-line, is entitled to substantially all the economic risks and rewards associated with Tianying Jiuzhou and Yifeng Lianhe, and is the primary beneficiary of these entities. On December 31, 2009, a series of agreements (the “Contractual Agreements”) were entered into among Fenghuang On-line, Tianying Jiuzhou, Yifeng Lianhe and the VIEs’ legal shareholders. Fenghuang On-line also repaid the paid-in-capital of Tianying Jiuzhou to its legal shareholders amounted to RMB7.9 million upon entering into the Contractual Agreements.

Voting Right Entrustment Agreements

Pursuant to the voting right entrustment agreements among the VIEs, their legal shareholders and Fenghuang On-line, each legal shareholder of the VIEs has agreed to grant a person designated by Fenghuang On-line the right to exercise their rights as shareholders, including all voting rights, as well as rights to attend and propose the convening of shareholder meetings. Unless otherwise required by law, the voting right entrustment agreements will remain in effect indefinitely unless both parties agree to terminate the agreement in writing, or unless Fenghuang On-line decides in its discretion to terminate the relevant agreement.

Exclusive Equity Option Agreements

Under the exclusive equity option agreement among the VIEs, their legal shareholders and Fenghuang On-line, the legal shareholders of the VIEs irrevocably granted Fenghuang On-line or its designated person an irrevocable, unconditional and exclusive option to purchase, to the extent permitted by applicable PRC laws, all of the equity interest in the VIEs from the legal shareholders. The purchase price for the entire equity interest is to be calculated based on the paid-up amount of the relevant equity interest or the minimum price permitted by applicable PRC laws. The exclusive equity option agreement will remain in effect until all of the equity interests in the VIEs have been duly transferred to Fenghuang On-line or its designated representative.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

1. Organization and Principal Activities (Continued)

Loan Agreements

Pursuant to the loan agreements among Fenghuang On-line and the VIEs’ legal shareholders, Fenghuang On-line granted interest-free loans to the legal shareholders of the VIEs in the amount that is equal to their respective capital contribution in the VIEs. The loans can be repaid only with proceeds from the sale of all of the respective shareholder’s equity interests in the applicable VIE to Fenghuang On-line or its designated representatives pursuant to the applicable exclusive equity option agreement. The term of each loan is ten years, and may be extended upon mutual agreement of the parties.

Equity Pledge Agreements

Under the equity pledge agreement among the VIEs, their legal shareholders and Fenghuang On-line, the legal shareholders of the VIEs have pledged their respective equity interests in the VIEs to Fenghuang On-line to secure the performance of the obligations of the VIEs and their legal shareholders under the applicable exclusive technical licensing and services agreement, voting right entrustment agreement, exclusive equity option agreement and loan agreement. The equity pledge agreements will remain in effect until the secured obligations have been fully performed by the VIEs or released by Fenghuang On-line.

Exclusive Technical Licensing and Service Agreements

Under the exclusive technical licensing and service agreements between Fenghuang On-line and each of the VIEs, Fenghuang On-line has the exclusive right to provide technical and consulting services to the VIEs, including developing and upgrading various software, developing system technology, maintaining operational hardware and providing various training and consulting services, among other services. The VIEs have agreed to pay a service fee to Fenghuang On-line equal to a certain percentage of their respective annual revenues plus a special service fee for certain services rendered by Fenghuang On-line at the request of the VIEs. The technical service agreements also transfer all of the economic benefit of intellectual property created by the affiliated consolidated entities to Fenghuang On-line. Each exclusive technical services agreement will remain in effect indefinitely and can be terminated only by Fenghuang On-line unless otherwise required by law.

The Group has evaluated the relationship among the Company, Fenghuang On-line and the VIEs in accordance with U.S. GAAP. Pursuant to the voting right entrustment agreements, the Company has obtained power, as granted to the legal shareholders by the applicable PRC law and under the articles of association of the VIEs, to direct all significant activities of the VIEs, which include but are not limited to budgeting, financing, and making other strategic and operational decisions, and will significantly impact the VIEs’ economic performance. Pursuant to the exclusive technical licensing and service agreements and other agreements, the Company has the right to receive benefits of the VIEs in the form of technical service fees, which could potentially be significant to the VIEs’ net income. In addition, the Company has right to receive all the residual assets of the VIEs through exercise of the exclusive equity option agreements. As a result, the Company, through Fenghuang On-line, is considered the primary beneficiary of the VIEs and therefore includes the VIEs’ assets, liabilities and operating results in its consolidated financial statements.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

1. Organization and Principal Activities (Continued)

As of December 31, 2011, the total assets for the consolidated VIEs and their subsidiary were RMB464.8 million (US$73.9 million), which mainly comprised cash and cash equivalents, accounts receivable, prepayment and other current assets, amounts due from related parties and property and equipment. As of December 31, 2011, the total liabilities for the consolidated VIEs and their subsidiary were RMB411.9 million (US$65.5 million), which mainly comprised accounts payable, salary and welfare payable, taxes payable and accrued expenses and other current liabilities. These balances are reflected in the Company’s consolidated financial statements with intercompany transactions eliminated. With the Contractual Agreements with the VIEs, the Company has power to direct activities of the VIEs, and can freely have assets transferred out of the VIEs without any restrictions. Only the registered capital and PRC statutory reserves of the VIEs amounted to RMB29.7 million (US$4.7 million) as of December 31, 2011 can be used to solely settle obligations of the VIE. As both the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the consolidated VIE, consisted of RMB406.4 million (US$64.6 million) current liabilities and RMB5.5 million (US$0.9 million) long-term liabilities as of December 31, 2011.

Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIEs. As the Company is conducting its Internet-related business mainly through the VIEs, the Company may provide such support on a discretional basis in the future, which could expose the Company to a loss.

It is possible that the Company’s operation of certain of its operations and businesses through VIEs could be found by PRC authorities to be in violation of PRC laws and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. If such a finding were made, regulatory authorities with jurisdiction over the licensing and operation of such operations businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Company’s income, revoking the business or operating licenses of the affected businesses, requiring the Company to restructure its ownership structure or operations, or requiring the Company to discontinue all or any portion of its operations. Any of these actions could cause significant disruption to the Company’s business operations, and have a materially adverse impact on the Company’s cash flows, financial position and operating performance. The Company’s management considers the possibility of such a finding by PRC regulatory authorities to be remote.

In addition, it is possible that the contracts with the Company, the Company’s VIEs and shareholders of its VIEs would not be enforceable in China if PRC government authorities or courts were to find that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event that the Company was unable to enforce these contractual arrangements, the Company would not be able to exert effective control over the affected VIEs. Consequently, such VIE’s results of operations, assets and liabilities would not be included in the Company’s consolidated financial statements. If such were the case, the Company’s cash flows, financial position and operating performance would be materially adversely affected. The Company’s contractual arrangements with respect to its consolidated VIEs are approved and in place. The Company’s management believes that such contracts are enforceable, and considers the possibility remote that PRC regulatory authorities with jurisdiction over the Company’s operations and contractual relationships would find the contracts to be unenforceable.

There is no entity in the Group for which the Company has variable interest but is not the primary beneficiary as of December 31, 2011.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

2. Principal Accounting Policies

(a) Basis of presentation, principles of consolidation and cost allocations

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs, and the subsidiary of one of its VIEs prepared on a going concern basis. The consolidated financial statements do not include the financial position and results of operations of PHOENIXi and its subsidiaries on a consolidated basis as they have been undergoing liquidation since October 2006 and were liquidated on December 21, 2011 (see Note 17). All significant transactions and balances among the Company, its subsidiaries, VIEs and the subsidiary of the VIE have been eliminated upon consolidation. Based on the contractual arrangements (see Note 1), the Company consolidates the VIEs as required by Accounting Standards Codification (“ASC”) 810 “Consolidation”, because Fenghuang On-line holds all the variable interests of the VIEs and has been determined to be the primary beneficiary of the VIEs. The consolidated financial statements of the Company are prepared in accordance with U.S. GAAP.

The Reorganization as described in Note 1 has been accounted for on a carryover basis as a reorganization of businesses under common control in a manner similar to a pooling of interests.

The Group and Phoenix TV Group have engaged in various mutual cooperation activities in content, branding and promotions, technical support and corporate management. There were no payments for these arrangements until November 2009, when the Group entered into a cooperation agreement with Phoenix TV which stipulates the costs and expenses charged to the Group related to content and other services provided by Phoenix TV Group (See Note 18(a)). The agreement was effective as of January 1, 2010. Accordingly, the related costs and expenses were recorded by the Group based on the cooperation agreement for the years ended December 31, 2010 and 2011. On March 28, 2011, Phoenix TV and the Group amended their cooperation agreement to extend the expiration of the cooperation period from November 2014 to March 2016. The consideration arrangements for the cooperation remained unchanged.

Apart from the above cooperation agreement, Phoenix TV Group also paid certain expenses on the behalf of the Group, such as technical support services, data line usage and other general and administrative expenses, which the Group needed to settle with Phoenix TV Group based on the actual amount, and were recorded in the consolidated statements of operations.

The Group’s consolidated financial statements includes the allocation of content costs, the allocation of advertising and promotion fees, technical services expenses and corporate administrative expenses, as well as technical support services, data line usage and other general and administrative expenses that Phoenix TV Group paid on the behalf of the Group. These costs and expenses were allocated or charged to the Group using the following principles for the years before 2010:

a)	Program content produced by Phoenix TV Group was partly used to support the Group’s operations. These content production costs were allocated to the Group based on its percentage of relative revenues generated from such content by the Group to the total relative revenues generated by the Group and Phoenix TV Group. The content production costs allocated to the Group were RMB1.5 million for the year ended December 31, 2009, which were included in cost of revenues and recorded as a contribution from Phoenix TV Group.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

2. Principal Accounting Policies (Continued)

b)	Data line service fees paid to external parties by Phoenix TV Group on behalf of the Group were actually charged to the Group with the amount of RMB0.4 million for the year ended December 31, 2009. These fees were included in cost of revenues.

c)	The Group and Phoenix TV Group collaborated on and conducted promotion campaigns for mutual branding and promotions. Total advertising and promotion fees incurred by the Group and by Phoenix TV Group were allocated to the Group based on its percentage of revenues to the total revenues of the Group and Phoenix TV Group. For the year ended December 31, 2009, the Group’s actual incurred amount of the advertising and promotion expenses exceeded the advertising and promotion expenses allocated to the Group, and the excess portion was amounted to RMB1.4 million, which were recorded as a distribution to Phoenix TV Group.

d)	The Group allocated certain technical service expenses to Phoenix TV Group based on the percentage of estimated time incurred for Phoenix TV Group to the total time incurred for the Group and for Phoenix TV Group, with the amount of RMB0.3 million for the year ended December 31, 2009. These expenses were recorded as a distribution to Phoenix TV Group. In addition, salaries, bonuses and other benefits of Phoenix TV Group’s technical support staff were actually charged to the Group based on the actual time incurred for PNM business, amounted to RMB0.5 million for the year ended December 31, 2009, and were included in technology and product development expenses.

e)	Corporate administrative expenses comprised salaries, bonuses and other benefits of the Phoenix TV’s senior management which were allocated to the Group based on the percentage of estimated time incurred for PNM business to total time incurred for the Group and for Phoenix TV Group, amounted to RMB0.1 million for the year ended December 31, 2009. These expenses were included in general and administrative expenses and recorded as a contribution from Phoenix TV Group. In addition, other general and administrative expenses paid to external parties by Phoenix TV Group on behalf of the Group were actually charged to the Group, amounted to RMB1.1 million for the year ended December 31, 2009.

For the year ended December 31, 2009, the above equity transactions with Phoenix TV Group resulting from expenses allocations totaled to a net distribution of equity to Phoenix TV Group amounted to RMB 0.1 million.

(b) Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates. The Group believes that the accounting for advertising and paid service revenues, the allocation of content costs and other corporate expenses, the determination of estimated selling prices of multiple elements revenues contract, accounting for income taxes and uncertain tax positions, allowances for doubtful debt, share-based compensation, consolidation, determination of the estimated useful lives of property and equipment and intangible assets, assessment of impairment of long-lived assets, determination of the fair value of financial instruments, determination of the fair value of series A convertible redeemable preferred shares and foreign currency represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of its consolidated financial statements.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

2. Principal Accounting Policies (Continued)

(c) Foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiary incorporated in the BVI is United States dollar (“US$”), its subsidiary incorporated in Hong Kong is Hong Kong dollar (“HK$”), while the functional currency of the other entities in the Group is RMB. In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use US$ or HK$ as their functional currency, have been translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”). Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and have been shown as a component of other comprehensive income/(loss) in the statement of shareholders’ equity/(deficit) and comprehensive income.

Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement at period-end are recognized in foreign currency exchange gain or loss, net in the consolidated statement of operations.

(d) Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.2939 on December 30, 2011 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(e) Fair value of financial instruments

The Group’s financial instruments include cash and cash equivalents, term deposits, accounts receivable, note receivable, amounts due from related parties, prepayment and other current assets, accounts payable, amounts due to related parties, advances from customers, salary and welfare payable, and accrued expense and other current liabilities. The carrying amount of accounts receivable, amounts due from related parties, prepayment and other current assets, accounts payable, amounts due to related parties, advances from customers, salary and welfare payable, accrued expense and other current liabilities approximates their fair value. Other financial instruments are measured at their respective fair values. On January 1, 2008, the Group adopted the U.S. GAAP guidance on “Fair Value Measurements”. Refer to Note 15 for details.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

2. Principal Accounting Policies (Continued)

(f) Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less.

(g) Term deposits

Term deposits represent time deposits placed with banks with original maturities of more than three months and up to one year. Interest earned is recorded as interest income in the consolidated statements of operations for the periods presented.

(h) Accounts receivable, net

The carrying value of accounts receivable is reduced by an allowance that reflects the Group’s best estimate of the amounts that will not be collected. The Group makes estimations for the collectability of accounts receivable considering many factors including but not limited to reviewing accounts receivable balances, historical bad debt rates, repayment patterns, customer credit worthiness, financial conditions of the customers and industry trend analysis, resulting in their inability to make payments due to the Group. The Group also makes a specific allowance if there is evidence showing that the receivable is likely to be not recoverable. Refer to Note 4 for details.

(i) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated over the following estimated useful lives on a straight-line basis:

Estimated useful lives
Computer, equipment and furniture	5 years
Motor vehicles	5 years
Leasehold improvements	Lesser of lease terms or the estimated useful lives of the assets

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations.

(j) Intangible assets, net

Intangible assets mainly consist of computer software purchased from unrelated third parties and an Internet domain name. Intangible assets are stated at cost less accumulated amortization, which is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are 5 years for computer software, and 10 years for the Internet domain name.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

2. Principal Accounting Policies (Continued)

(k) Impairment of long-lived assets

Long-lived assets such as property and equipment and intangible assets are reviewed for impairment whenever events or changes in the circumstances indicate that the carrying value of an asset may not be recoverable. When these events occur, the Group assesses the recoverability of the long-lived assets by comparing the carrying amount to the estimated future undiscounted cash flows associated from the use of the asset and its eventual disposition, and recognize an impairment of long-lived assets when the carrying value of such assets exceeds the estimated future undiscounted cash flows such assets is expected to generate. If the Group identifies an impairment, the Group reduces the carrying amount of the assets group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. No impairment of long-lived assets was recognized for any of the periods presented.

(l) Note receivable

Note receivable represents a promissory note investment in PHOENIXi, which was liquidated on December 21, 2011. Refer to Note 17 for details.

(m) Revenue recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, service is performed and the collectability of the related fee is reasonably assured. In October 2009, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2009-13 Multiple Deliverable Revenue Arrangements to address the accounting for multiple-deliverable arrangements. ASU 2009-13 is effective prospectively in fiscal years beginning upon or after June 15, 2010, and early adoption is permitted. The Group has elected early adoption ASU 2009-13 through a retrospective application to all revenue arrangements for all periods presented of the financial statements.

(i)	Net advertising revenues

Advertising revenues are derived principally from advertising arrangements where the advertisers pay to place their advertisements on the Group’s website in different formats over a particular period of time. Such formats generally include but are not limited to banners, text-links, videos, logos, buttons, and rich media. Advertisements on the Group’s website are generally charged on the basis of duration, and advertising contracts are signed to establish the fixed price and the advertising services to be provided. Where collectability is reasonably assured, advertising revenues from advertising contracts are recognized ratably over the contract period of display.

The majority of the Group’s advertising revenue arrangements involve multiple element deliverables, including placements of different advertisement formats on the Group’s website over different periods of time. The Group breaks down the multiple element arrangements into single units of accounting when possible, and allocates total consideration to each single unit of accounting using the relative selling price method. The Group mainly uses (a) vendor-specific objective evidence of selling price, if it exists; otherwise, (b) third -party evidence of selling price. If neither (a) nor (b) exists, the Group will use (c) management’s best estimate of the selling price for that deliverable. The Group recognizes revenue on the elements delivered and defers the recognition of revenue for the fair value of the undelivered elements until the remaining obligations have been satisfied. Where all of the elements within an arrangement are delivered uniformly over the agreement period, the revenues are recognized on a straight line basis over the contract period.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

2. Principal Accounting Policies (Continued)

Agency service fees to third-party advertising agencies

The Group provides cash incentives in the form of agency service fees to certain third-party advertising agencies based on sales performance, and accounts for such incentives as a reduction of revenue in accordance with ASC 605-50-25 Customer Payments and Incentives: Recognition. The Group has estimated and recorded RMB8.6 million, RMB26.9 million and RMB49.1 million (US$7.8 million) in agency service fees to third-party advertising agencies for the years ended December 31, 2009, 2010 and 2011, respectively.

Barter transactions

The Group enters into barter transaction involving advertising services and follows ASC 605-20 Revenue recognition: Services. Such barter transactions should be recorded at fair value only if such value of the advertising surrendered in the transaction is determinable within reasonable limits. The Group did not recognize revenue and expenses for advertising-for-advertising barter transactions since the fair value of the advertising services surrendered/received in the transaction is not determinable for the years ended December 31, 2009, 2010 and 2011. For the year ended December 31, 2011, except for advertising-for-advertising barter transactions, the Group recognized revenue from barter transactions involving exchanging advertising services for technical and marketing services amounted to RMB2.3 million (US$0.4 million).

(ii)	Paid service revenues

Paid service revenues comprise of MIVAS and video VAS.

MIVAS

MIVAS revenues are derived from providing mobile phone users with digital reading services, mobile game services, wireless value-added services (“WVAS”) and Internet value-added services(“Internet VAS”). WVAS include short messaging services (“SMS”), multi-media messaging services (“MMS”), music services such as ring-back tone (“RBT”), interactive voice response (“IVR”) and wireless application protocol (“WAP”) services. Revenues from digital reading services, mobile game services and WVAS are charged on a monthly or per-usage basis. Internet VAS revenues mainly consisted of online games and online promotion solutions. Revenues from MIVAS are recognized in the period in which the service is performed, provided that no significant obligation remains, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

The Group contracts with China Mobile Communication Corporation and its subsidiaries (“CMCC”), and to a lesser degree, with other mobile operators, for billing, collection and transmission services related to the MIVAS offered to its users. The determination of whether to record these revenues using the gross or net method is based on an assessment of various factors; the primary factors are whether the Group is acting as the principal in offering services to the customer or as an agent in the transaction, and the specific requirement of each contract. CMCC and its subsidiaries are related parties of the Group, see Note 19.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

2. Principal Accounting Policies (Continued)

For mobile game services and most of WVAS, the Group is responsible to provide desired services to the customers and has reasonable latitude to establish price, therefore the Group is considered the primary obligor in these transactions, and revenues from these services are recorded on a gross basis. Revenues from digital reading services and music services are recorded on a net basis as the Group is acting as an agent of operators in these transactions.

Due to the time lag between when the services are rendered and when the operator billing statements are received, most MIVAS revenues are estimated based on the Group’s internal billing records and transmissions for the month, adjusting for prior periods’ confirmation rates with operators and prior periods’ discrepancies between internally estimated revenues and actual revenues confirmed by operators. There was no significant difference between the Group’s estimates and the operators’ billing statements for all the periods presented.

The Group also contracts with CMCC to provide news contents and other services to support CMCC’s own mobile newspaper products. A fixed fee is charged for the contract period, and is recognized as revenue using straight-line method.

Video VAS

The Group provides video programming such as documentaries, news clips and features edited and produced by the Group to the customers through its online subscription and pay-per-view video services and mobile subscription and pay-per-view video services. Such revenues are recognized evenly in the subscription period, or in the period in which pay-per-view service is provided, provided no significant obligation remains, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

The Group contracts with CMCC and other mobile operators for billing, collection and transmission services related to the mobile video services. Revenues from mobile video services are recorded on a net basis as the operators are considered primary obligor in the transaction.

The Group also generates revenues from video content sales agreements for television programming produced by Phoenix TV Group. The video content sales agreements the Group enters into involve the transfer of non-exclusive broadcasting rights to other third party websites or other Internet and mobile media companies for a definitive license period. In accordance with ASC 926-605 Entertainment-Films, Revenue Recognition, the Group recognizes revenues in respect of its video content sales arrangements when the following criteria are met: persuasive evidence of a video content sales arrangement with a customer exists, the content has been delivered or is available for immediate and unconditional delivery, the sublicense period of the arrangement has begun and the customer can begin its exhibition, the arrangement fee is fixed or determinable and collection of the arrangement fee is reasonably assured. Pursuant to the cooperation agreement signed with Phoenix TV, the Group pays Phoenix TV 50% of the revenues generated from sales of Phoenix TV’s video content, which is recorded in cost of revenues. See Note 18(a).

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

2. Principal Accounting Policies (Continued)

(n) Cost of revenues

The Group’s cost of revenues consists primarily of (i) revenue sharing fees, including service fees retained by mobile telecommunications operators which are recognized as cost of revenues for revenues recorded on gross basis and revenue sharing fees paid to the company’s channel partners, (ii) content and operational costs, including salary expenses associated with content production and advertisement sales support staff, content procurement costs to third party professional media companies and to Phoenix TV, administrative costs related to in-house content production, channel testing costs, rental cost, depreciation and other operating costs, (iii) bandwidth costs, and (iv) business taxes and related surcharges.

In China, business taxes are imposed by the government on the revenues reported by the selling entities for the provision of taxable services in China, transfer of intangible assets and the sale of immovable properties in China. The business tax rate varies depending on the nature of the revenues. The Group is also subject to cultural development fee on the provision of advertising services in China. As a result of the Group’s current structure in the PRC, the Group’s revenues are subject to business tax and surcharge more than once. The VIEs’ advertising revenues earned from external customers are subject to business taxes, surcharges and cultural development fees of totaling 8.5%. The VIEs’ paid service revenues earned from external customers are subject to business taxes and surcharges ranging from 3.3% to 5.5%. Additionally, the technical service fees paid by the VIEs to Fenghuang On-line pursuant to the Contractual Agreements are subject to business taxes and surcharges of 5.5%.

The Group records the business tax and surcharges incurred in cost of revenues. The business tax and surcharges in cost of revenues for the years ended December 31, 2009, 2010 and 2011 were RMB13.8 million, RMB28.3 million and RMB59.5 million (US$9.5 million), respectively.

(o) Sales and marketing expenses

Sales and marketing expenses comprise primarily of: (i) the sales and marketing personnel-related expenses including sales commissions; (ii) advertising and promotion expenses; and (iii) rental expense, depreciation and amortization expenses. The Group expenses advertising costs as incurred. Total advertising expenses were RMB5.9 million, RMB10.6 million and RMB17.5 million (US$2.8 million) for the years ended December 31, 2009, 2010 and 2011, respectively.

(p) Technology and product development expenses

Technology and product development expenses mainly consist of: (i) personnel-related expenses associated with the development of, enhancement to, and maintenance of the Group’s websites; (ii) expenses associated with new technology and product development and enhancement; and iii) rental expense and depreciation of servers. The Group expenses technology and product development expenses as incurred for all the periods presented.

(q) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leaser are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease term. The Group normalizes rent expense on operating leases that involve rent concessions.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

2. Principal Accounting Policies (Continued)

(r) Share-based compensation

The Company has incentive plans for the granting of share-based awards, including share options, restricted shares and restricted share units. The Company measures the cost of employee services received in exchange for share-based compensation at the grant date fair value of the award. The Company recognizes the share-based compensation as costs and/or expenses in the consolidated statements of operations, net of estimated forfeitures, on a graded-vesting basis over the vesting term of the awards.

Cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the cancelled award (“modification awards”). The compensation costs associated with the modification awards are recognized if either the original vesting condition or the new vesting condition has been achieved. Such compensation costs cannot be less than the grant-date fair value of the original award. The incremental compensation cost is measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date. Therefore, in relation to the modification awards, the Company recognizes share-based compensation over the vesting periods of the new awards, which comprises (i) the amortization of the incremental portion of share-based compensation over the remaining vesting term and (ii) any unrecognized compensation cost of original award, using either the original term or the new term, whichever is higher for each reporting period.

The Company adopts the Black-Scholes option pricing model to determine the fair value of share options and determines the fair value of restricted share and restricted share units based on the fair value of the underlying ordinary shares at the grant date considering the dilutive effect of restricted share and restricted share units.

Forfeiture rate are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. The Group uses historical data to estimate pre-vesting option and restricted share units forfeitures and record stock-based compensation expense only for those awards that are expected to vest. See Note 14 for further information regarding share-based compensation assumptions and expenses.

(s) Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in statement of operations in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

2. Principal Accounting Policies (Continued)

Uncertain tax positions

The Group adopted the provisions of ASC subtopic 740-10 (“ASC 740-10”), Income Taxes: Overall, on January 1, 2007, which clarified the accounting for uncertainty in income taxes by prescribing the recognition and measurement thresholds a tax position is required to meet before being recognized in the financial statements. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. See Note 11 for details of the Group’s tax positions.

(t) Employee social security and welfare benefits

Full-time employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. Employee social benefits included as expenses in the accompanying consolidated statements of operations were RMB11.9 million, RMB17.9 million and RMB31.7 million (US$5.0 million) for the years ended December 31, 2009, 2010 and 2011, respectively.

(u) Statutory reserves

In accordance with the laws applicable to China’s Foreign Investment Enterprises, Fenghuang On-line has to make appropriations from its after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to non-distributable reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective companies’ discretion.

In accordance with China’s Company Laws, Tianying Jiuzhou, Tianying Chuangzhi and Yifeng Lianhe must make appropriations from their after-tax profit (as determined under PRC GAAP) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is at the discretion of the respective company.

The Group has made appropriations of RMB1.9 million, RMB4.0 million and RMB14.3 million (US$2.3 million) to its statutory reserves for the years ended December 31, 2009, 2010 and 2011, respectively.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

2. Principal Accounting Policies (Continued)

(v) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

(w) Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2009 and 2010 and 2011, respectively. The Group does not have any present plan to pay dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and future earnings to operate and expand its business.

(x) Net loss per share

The Company computes net loss per Class A and Class B ordinary shares in accordance with ASC subtopic 260-10 (“ASC 260-10”), Earnings Per Share: Overall, using the two class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses.

Basic net loss per share is computed by dividing net loss attributable to ordinary shareholders, considering the accretion of redemption feature and amortization of beneficial conversion feature related to its convertible redeemable preferred shares (see Note 12), by the weighted average number of ordinary shares outstanding during the period except that it does not include unvested restricted share.

Diluted net loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary shares and dilutive ordinary equivalent shares outstanding during the period. Dilutive ordinary equivalent shares are excluded in the denominator of the diluted loss per share calculation if their effects would be anti-dilutive. Dilutive ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the Series A Preferred Shares using the if-converted method, ordinary shares issuable upon the conversion of contingently issuable shares for former employees using the if-converted method, and ordinary shares issuable upon the exercise of share options and the vesting of restricted share units and restricted shares using the treasury stock method.

(y) Comprehensive income

Comprehensive income is defined as the change in equity of the Company during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income is reported in the consolidated statements of shareholders’ equity/(deficit) and comprehensive income. Accumulated other comprehensive loss, as presented on the Company’s consolidated balance sheets, includes the foreign currency translation adjustment.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

2. Principal Accounting Policies (Continued)

(z) Segment reporting

Based on the criteria established by ASC 280 “Segment Reporting”, the Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has internal reporting of cost and expenses that does not distinguish between segments, and reports costs and expenses by nature as a whole. The Group does not distinguish between markets or segments for the purpose of internal reporting. Hence, the Group has only one operating segment. As the Group’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

(aa) Recently issued accounting pronouncements

In May 2011, the FASB issued Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, an accounting standard update which amended the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For public entities, the amendments are effective prospectively during interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. The Group does not expect the adoption of this guidance to have a significant effect on its consolidated financial statements.

In June 2011, the FASB issued revised guidance on “Presentation of Comprehensive Income.” The revised guidance requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income and eliminates one presentation option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. The revised guidance states that an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, an entity is required to present components of net income and total net income in the statements of operations. The statement of other comprehensive income should immediately follow the statements of operations and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. In addition, in December 2011, the FASB issued revised guidance on “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards.” The revised guidance specifies that an entity should defer the changes related to the presentation of reclassification adjustments. The revised guidance is effective for interim or annual periods beginning after December 15, 2011. This amendment is effective the same time the new standard on comprehensive income is adopted. The Group intends to provide the required financial reporting presentation upon the effective date of the updated standard. The adoption of these standards will change the presentation of the Group’s financial statement but will not affect the calculation of net income, comprehensive income or earnings per share.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

2. Principal Accounting Policies (Continued)

In December 2011, the FASB issued revised guidance on “Disclosures About Offsetting Assets and Liabilities”. The revised guidance specifies that an entity should disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The revised guidance affects all entities that have financial instruments and derivative instruments. The revised guidance is effective for annual reporting periods beginning on or after January 1, 2013. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

3. Certain Risks and Concentration

(a) Major customers

Significant portion of Group’s MIVAS generate through and from CMCC, which is also a related party as a result of being a shareholder of Phoenix TV. CMCC is a major mobile network operator in China. It provides billing, collection and transmission services related to the paid services offered by most of the wireless service and content providers in China. The revenues generated through and from CMCC for the years ended December 31, 2009, 2010 and 2011 were RMB157.3 million, RMB281.6 million and RMB447.3 million (US$71.1 million), respectively, which accounted for 59.9%, 53.3% and 47.1% of respective periods’ total revenues.

The accounts receivable from CMCC as of December 31, 2010 and 2011 were RMB16.5 million and RMB63.9 million (US$10.2 million), respectively, which is included on the balance sheet as “Amounts due from related parties”. Except for CMCC, there is no other customer with revenues or receivables over 10% of total revenues or total accounts receivable, respectively.

(b) Credit risk

The Group’s credit risk arises from cash and cash equivalents, term deposits, as well as credit exposures to receivables due from its customers, related parties and other parties.

The Group expects that there is no significant credit risk associated with cash and cash equivalents and term deposits which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, VIEs and the subsidiary of one of the VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

The Group has no significant concentrations of credit risk with respect to its customers, except for the account receivable from CMCC as discussed above. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

3. Certain Risks and Concentration (Continued)

(c) Currency convertibility risk

The Group’s operating transactions and its assets and liabilities are mainly denominated in RMB. RMB is not freely convertible into foreign currencies. The value of the RMB is subject to changes by the central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”).

Remittances in currencies other than RMB by the Group in China must be processed through PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

(d) PRC regulations

The Chinese market in which the Group operates exposes the Company to certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Group to provide online advertising, mobile and Internet related services through contractual arrangements in the PRC since these industries remains highly regulated. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate this industry. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, the status of properties leased for the Group’s operations and the Group’s legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Group’s ability to conduct business in the PRC. The PRC government may also require the Group to restructure its operations entirely if it finds that its contractual arrangements do not comply with applicable laws and regulations. It is unclear how a restructuring could impact the Group’s business and operating results, as the PRC government has not yet found any such contractual arrangements to be in noncompliance. However, any such restructuring may cause significant disruption to the Group’s business operations.

4. Accounts Receivable, Net

The Group closely monitors the collection of its accounts receivable and records a reserve for doubtful accounts against accounts receivable balance and for specifically identified amounts that it believes are not recoverable. If the economic situation and the financial condition of a customer deteriorates which results in an impairment of its ability to make payments, additional allowances might be required. Receivable balances are written off against the reserve when they are determined to be uncollectible. The following table sets out the balance of accounts receivable as of December 31, 2010 and 2011:

	As of December 31,
	2010	2011	2011
	RMB	RMB	US$
Accounts receivable, gross	79,490	210,501	33,445
Allowance for doubtful accounts receivable	(2,447)	(8,404)	(1,335)

Accounts receivable, net	77,043	202,097	32,110

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

4. Accounts Receivable, Net (Continued)

The following table presents movement of the allowance for doubtful accounts receivable:

	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Balance at the beginning of the period	2,035	1,398	2,447	389
Additions charged to bad debt expenses	248	1,049	11,926	1,894
Write-off of bad debt provision	(885)	—	(5,969)	(948)

Balance at the end of the period	1,398	2,447	8,404	1,335

5. Prepayment and Other Current Assets

The following is a summary of prepayment and other current assets:

	As of December 31,
	2010	2011	2011
	RMB	RMB	US$
Prepaid rental and deposit	3,405	4,634	736
Prepayment to suppliers and other business related expenses	14,442	30,265	4,809
Receivable related to exercise of employee option	—	10,924	1,736
Others	1,542	511	81

Total	19,389	46,334	7,362

Prepayment to suppliers and other business related expenses mainly consist of business related staff advance, and the Group’s prepaid content licenses fee to third-party content suppliers for the rights to access and present on the Group’s website the contents produced by these suppliers during a certain period. These content licenses generally have a licensing period of one to three years, and are amortized over the license period on a straight-line basis. The portion of the prepaid content license cost that relates a license period that is more than 12 months from the balance sheet dates are classified as other non-current asset. Receivable related to exercise of employee option mainly includes the receivable from the option exercise agency which amount was collected in January 2012.

6. Property and Equipment, Net

The following is a summary of property and equipment, net:

	As of December 31,
	2010	2011	2011
	RMB	RMB	US$
Computer, equipment and furniture	30,118	55,070	8,750
Motor vehicles	1,655	2,601	413
Leasehold improvements	11,359	13,651	2,169

Total	43,132	71,322	11,332
Less: Accumulated depreciation	(19,021)	(30,310)	(4,816)

Net book value	24,111	41,012	6,516

Depreciation expenses for the years ended December 31, 2009, 2010 and 2011 were RMB5.9 million, RMB7.6 million and RMB11.3 million (US$1.8 million), respectively.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

7. Intangible Assets, Net

The following table summarizes the Group’s intangible assets, net:

	As of December 31,
	2010	2011	2011
	RMB	RMB	US$
Software	3,212	7,250	1,151
Domain name	54	54	9

Total	3,266	7,304	1,160
Less: Accumulated amortization	(903)	(1,889)	(300)

Net book value	2,363	5,415	860

Amortization expenses for the years ended December 31, 2009, 2010 and 2011 were RMB0.2 million, RMB0.5 million and RMB1.0 million (US$0.2 million), respectively. Based on the current amount of intangible assets subject to amortization, the estimated amortization expenses for each of the following five years are as follows: 2012: RMB1.4 million, 2013: RMB1.3 million, 2014: RMB1.3 million: 2015: RMB1.0 million, 2016: RMB0.4 million.

8. Other Non-Current Assets

The following is a summary of other non-current assets:

	As of December 31,
	2010	2011	2011
	RMB	RMB	US$
Rental deposits	1,441	9,203	1,462
Non-current portion of prepayment to suppliers and other business related expenses	1,042	2,925	465

Total	2,483	12,128	1,927

9. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities are comprised of:

	As of December 31,
	2010	2011	2011
	RMB	RMB	US$
Deposit from advertising agencies	3,790	11,702	1,859
Accrued professional fees	751	5,800	922
General operating expenses payables	2,470	20,497	3,256
Others	136	1,277	202

Total	7,147	39,276	6,239

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

10. Cost of Revenues

The cost of revenues is as follows:

	For the Years Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Revenue sharing fees	75,496	151,732	285,960	45,435
Content and operational costs	61,815	99,838	171,707	27,281
Bandwidth costs	18,904	19,552	37,462	5,952
Business tax and surcharges	13,847	28,301	59,547	9,461

Total	170,062	299,423	554,676	88,129

11. Income Taxes

Income Tax Expense and Effective Tax Rate

The provisions for income tax expenses are summarized as follows:

	For the Years Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Current tax expenses	1,675	8,927	26,464	4,204
Deferred tax (benefit)/expenses	(15)	1,572	(11,318)	(1,798)

Income tax expenses	1,660	10,499	15,146	2,406

The components of income before tax and income tax expenses for PRC and non-PRC operations are as follows:

	For the Years Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Income arising from PRC operations	13,689	102,658	155,625	24,726
Loss arising from non-PRC operations	(11,742)	(18,076)	(38,004)	(6,037)

Income before tax	1,947	84,582	117,621	18,689

Income tax expenses relating to PRC operations	1,660	10,499	15,122	2,402
Income tax expense relating to non-PRC operations	—	—	24	4

Income tax expenses	1,660	10,499	15,146	2,406

Effective tax rate for PRC operations	12.1%	10.2%	9.7%	9.7%

Cayman Islands (“Cayman”)

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

11. Income Taxes (Continued)

British Virgin Islands (“BVI”)

The Group is exempted from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

Hong Kong

Entity incorporated in Hong Kong is subject to the tax rate 16.5% on the estimated assessable profit arising in Hong Kong in 2011.

PRC

Prior to January 1, 2008, companies established in China were generally subject to state and local corporate income taxes, or EIT, at statutory rates of 30% and 3%, respectively. Pursuant to the income tax laws and rules then effective, an enterprise qualified as a “New Technology Enterprise” was entitled to a preferential EIT rate of 15% and was further entitled to a three-year EIT exemption for the first three years from the date of incorporation, and a 50% reduction of its applicable EIT rates for the succeeding three years. In addition, an enterprise qualified as a “High and New Technology Enterprise” (“HNTE”) was entitled to a preferential EIT rate of 15%. Fenghuang On-line was qualified as a New Technology Enterprise.

On March 16, 2007, the National People’s Congress of PRC enacted a new Corporate Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. There will be a five-year transition period for FIEs, during which FIEs are allowed to continue to enjoy their existing preferential tax treatments. Preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “Software Enterprises” and/or HNTE, irrespective of whether they are FIEs or domestic companies. The EIT Law became effective on January 1, 2008.

In addition, the EIT Law provides grandfather treatment for enterprises which were qualified as “New Technology Enterprises” under the previous income tax laws and were established before March 16, 2007, if they continue to meet the criteria for New Technology Enterprises after January 1, 2008. The grandfather provision allows these enterprises continue to enjoy their unexpired tax holiday provided by the previous income tax laws and rules.

Under the previous income tax laws and rules prior to January 1, 2008, Fenghuang On-line has been qualified as a New Technology Enterprise, could enjoy a favorable tax rate of 15% and was exempted from income tax for three years beginning with their first year of operations, and was entitled to a 50% tax reduction to 7.5% for the subsequent three years and 15% thereafter. Fenghuang On-line continued to meet the criteria for New Technology Enterprises from 2008 to 2010, and it has also been qualified as HNTE under the EIT Law in 2008, and it can continue to enjoy its unexpired tax holidays. In 2011, Fenghuang On-line resubmitted applications for qualification as a HNTE, which were approved in October 2011. Therefore, Fenghuang On-line was entitled to tax exemption from 2006 to 2008 , a 50% reduction of its applicable EIT rate to 7.5% from 2009 to 2011 and will be subject to a 15% income tax rate for the years 2012 and 2013.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

11. Income Taxes (Continued)

In April 2010, the State Administration of Tax (“SAT”) issued Circular 157, which seeks to provide additional guidance on the interaction of certain preferential tax rates under the transitional rules of the EIT Law. Prior to Circular 157, the Group interpreted the law to mean that if an entity was in a period where it was entitled to a 50% reduction in the tax rate and was also entitled to a 15% rate of tax due to HNTE status under the EIT Law, then it was entitled to pay tax at the rate of 7.5%. Circular 157 appears to have the effect that such an entity is entitled to pay tax at either 15% or 50% of the applicable PRC tax rate. The effect of Circular 157 is retrospective and would apply to 2008 and 2009.

However, to date, the Beijing local-level tax bureau has not implemented Circular 157 and is holding the view that the relevant provisions might not apply to HNTE in Science & Technology Park of Haidian District, where Fenghuang On-line is located. Therefore Fenghuang On-line has kept its current practice unchanged. The Group expects more guidance to be issued in the future. Upon the issuance of such guidance, Fenghuang On-line’s effective tax rate might increase. If Circular 157 were implemented with a retroactive effect, Fenghuang On-line would be liable to pay additional taxes for its historical earnings before the implementation of Circular 157. The Group did not recognize liability for this uncertainty as it believes the probability of a retroactive implementation is remote.

In 2008, Tianying Jiuzhou was qualified as a HNTE under the EIT Law. Therefore, Tianying Jiuzhou was entitled to the preferential tax rate of 15% from 2008 to 2010. In 2011, Tianying Jiuzhou resubmitted applications for qualification as a HNTE, which were approved in October 2011. Therefore, Tianying Jiuzhou is subject to a 15% income tax rate from 2011 to 2013.

Yifeng Lianhe was qualified as a HNTE under the EIT Law in 2011. Therefore, Yifeng Lianhe is subject to 15% income tax rate from 2011 to 2013.

Tianying Chuangzhi is subject to a 25% EIT rate for all the periods presented.

The EIT Law also provides that an enterprise established under the Laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history the EIT Law, should PNM be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.

Withholding Tax on Undistributed Dividends

EIT Law imposes a withholding tax for any dividends to be distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. All FIEs are subject to the withholding tax from January 1, 2008.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

11. Income Taxes (Continued)

Under U.S. GAAP, undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Company has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely.

The current policy approved by the Company’s Board of Directors allows the Company to distribute PRC earnings offshore only if the Company does not have to pay dividend tax. Such policy may require the Company to reinvest all earnings made since 2008 onshore indefinitely, or be subject to a significant withholding tax should its policy change to allow for earnings distribution offshore. As of December 31, 2011, the Company did not record any withholding tax on the retained earnings of its FIEs in the PRC as the Company intends to reinvest its earnings to incorporate new PRC entities in China, and its FIEs do not intend to declare dividends to their immediate foreign holding companies.

Reconciliation of the Differences Between Statutory Tax Rate and the Effective Tax Rate

Reconciliation of the difference between PRC statutory income tax rate and the Group’s effective income tax rate for PRC operations for the years ended December 31, 2009, 2010 and 2011 is as follows:

	For the Years Ended December 31,
	2009	2010	2011
	%	%	%
Statutory income tax rate	25.0	25.0	25.0
Permanent differences	(8.5)	(2.2)	(2.4)
Change in valuation allowance	12.8	(0.5)	(0.7)
Effect of preferential tax benefits	(20.8)	(14.1)	(13.5)
Uncertain tax positions	3.3	1.9	1.3
Others	0.3	0.1	—

Effective income tax rate	12.1	10.2	9.7

The combined effects of the income tax expense exemption and reduction available to the Group are as follows:

	For the Years Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Preferential tax rate effects	2,854	14,430	20,950	3,329
Basic net income per share effect	0.01	0.04	0.04	0.01

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

11. Income Taxes (Continued)

Deferred Tax Assets and Liabilities

The tax effects of temporary differences that give rise to the deferred tax assets balances at December 31, 2010 and 2011 are as follows:

	As of December 31,
	2010	2011	2011
	RMB	RMB	US$
Deferred tax assets - current:
Provision of allowance for doubtful accounts receivables	613	3,323	528
Accrued payroll and expense	—	8,608	1,368

Total current deferred tax assets	613	11,931	1,896

Deferred tax assets - non-current:
Net operating loss carry forward	1,856	750	119
Less: valuation allowance	(1,856)	(750)	(119)

Total non-current deferred tax assets, net	—	—	—

As of December 31, 2011, the Group had net operating loss carry forward of approximately RMB5.0 million (US$0.8 million), which can be carried forward to offset future taxable income. RMB4.0 million (US$0.6 million) and RMB1.0 million (US$0.2 million) of the net operating tax loss carry forwards will expire in 2014 and 2016, respectively, if not utilized.

Movement of Valuation Allowance

Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and carry forwards. Valuation allowance was provided for net operating loss carry forward because it was more likely than not that such deferred tax assets will not be realized based on the Group’s estimate of its future taxable income.

The following table sets forth the movement of the valuation allowance for deferred assets:

	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Balance at the beginning of the period	582	2,330	1,856	295
Current period addition	1,748	863	—	—
Current period reversal	—	(1,337)	(1,106)	(176)

Balance at the end of the period	2,330	1,856	750	119

Uncertain Tax Positions

As of January 1, 2007 when the guidance on accounting for uncertainty in income taxes was adopted, the Group did not have any unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were recorded.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

11. Income Taxes (Continued)

A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax positions is as follows:

	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Balance at the beginning of the period	1,125	1,573	3,483	553
Increase related to current year tax positions	448	1,910	2,021	321

Balance at the end of the period	1,573	3,483	5,504	874

The Group did not accrue any potential penalties and interest related to these unrecognized tax benefits for all periods presented on the basis that the likelihood of penalties and interest being charged is not considered to be high.

The amounts of unrecognized tax benefits listed above are based on the recognition and measurement criteria of ASC 740. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Group will record additional tax expense or tax benefit in the period in which such resolution occurs. The Group does not expect changes in unrecognized tax benefits recognized as of December 31, 2011 to be material in the next twelve months. In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2007 to 2011 remain subject to examination by the tax authorities. There are no ongoing examinations by tax authorities as of December 31, 2011.

12. Series A Convertible Redeemable Preferred Share

In November 2009, the Company issued 130,000,000 Series A convertible redeemable preferred shares (“Series A Preferred Shares”) for an aggregate purchase price of US$25.0 million (RMB170.7 million) or US$0.1923 per Series A Preferred Share, including issuance cost of US$0.2 million (RMB1.0 million). The Company has determined that the Series A Preferred Shares should not be classified as liabilities since the Series A Preferred Shares are contingently redeemable and that conversion and redemption features embedded in Series A Preferred Shares are not required to be bifurcated and accounted for as a derivative since the embedded features do not permit or require net settlement and therefore do not meet the definition of a derivative. The Company assessed the beneficial conversion feature attributable to the Series A Preferred Shares in accordance with ASC 470-20 and determined that there was a beneficial conversion feature with an amount of US$2.5 million (RMB17.1 million) which was bifurcated from the carrying value of Series A Preferred Shares as a contribution to additional paid-in capital upon issuance of Series A Preferred Shares. The discount resulting from the recognition of the beneficial conversion feature is amortized immediately as a deemed dividend to preferred shareholders and charged against additional paid-in capital in the absence of retained earnings.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

12. Series A Convertible Redeemable Preferred Share (Continued)

All Series A Preferred Shares have a par value of US$0.01 per share. The rights, preferences and privileges of the Series A Preferred Shares are as follows:

Conversion

Each Series A Preferred Share is convertible, at the option of the holder, at any time after the date of issuance of such preferred shares into such number of ordinary shares according to a conversion ratio determined by dividing the original issuance price by the applicable conversion price, and is subject to adjustments for dilution as follows:

•	Additional ordinary shares issued with no consideration or for a consideration at a price lower than the effective conversion price;

•	Dividends on and distribution of ordinary shares;

•	Reorganization or reclassification of ordinary shares;

•	Receipt of any distribution payable in securities of the Company other than ordinary shares;

•	Subdivision or combination of the ordinary shares;

•	Subdivision of Preferred Shares.

The initial conversion price of Series A Preferred Shares is the same as its original issuance price. The conversion provisions include certain performance-based adjustments related to certain targets of net profits after tax for the year ending December 31, 2010. In the event that the target profit is not met, the conversion price of the Series A Preferred Shares shall be adjusted in accordance with a pre-determined formula such that the Series A Preferred Shareholders’ percentage ownership on an as-converted basis would decrease, while in no event the conversion price shall be adjusted by more than 25% from the initial conversion price. The company met the target profit for the year ended December 31, 2010.

Each Series A Preferred Share is automatically convertible into an ordinary share upon the closing of a Qualified IPO (as defined), based on the then-effective conversion price. The Qualified IPO shall mean a firm-commitment underwritten registered public offering by the Company of its ordinary shares on the NASDAQ Global Select Market or the New York Stock Exchange in the United States or any other exchange in any other jurisdiction (on any combination of such exchanges and jurisdictions) acceptable to the holders of a majority of the then outstanding Series A Preferred Shares and to the Company with gross proceeds to the Company of at least US$80 million implying a valuation of the Company, as a result of such public offering, of no less than US$400 million.

All 130,000,000 series A Preferred Share were automatically converted to ordinary shares upon the completion of the Company’s initial public offering on May 17, 2011. The conversion price was the price to public of US$1.375 per share.

Redemption

The holders of Series A Preferred Shares may redeem all, but not less than all, of Series A Preferred Shares at a redemption price equal to the greater of (i) the Series A issuance price plus such amount necessary to provide an internal rate of return of 20% per annum from the Series A Preferred Shares issuance date through the redemption closing date plus all declared and unpaid dividends payable at any time following December 31, 2013, and (ii) the fair market value of the Series A Preferred Shares.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

12. Series A Convertible Redeemable Preferred Share (Continued)

Due to its redemption features described above, the Company classified the Series A Preferred Shares in the mezzanine equity section of the consolidated balance sheets in accordance with ASC 480-10-S99. The Series A Preferred Shares was accreted from its carrying value to their expected redemption amount using the effective interest method. The accretion was recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges should be recorded by increasing accumulated deficit.

The following table sets forth the changes of Series A convertible redeemable preferred shares:

	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Balance at the beginning of the period	—	183,774	390,183	61,994
Issuance of preferred shares, net of issuance cost	169,645	—	—	—
Allocation to beneficial conversion feature	(17,138)	—	—	—
Amortization of beneficial conversion feature discount	17,138	—	—	—
Accretion of redemption feature	14,129	206,409	773,623	122,916
Conversion to ordinary share upon IPO	—	—	(1,163,806)	(184,910)

Balance at the end of the period	183,774	390,183	—	—

The Company engaged an independent valuation specialist to assist them in determining the fair values of the Series A Preferred shares which were estimated as of the date of issuance and at each financial statements reporting dates using the discounted cash flow method with the following assumptions:

	December 31, 2009	December 31, 2010
Risk-free interest rate	2.91%	3.15%
Volatility rate	56.41%	55.26%
Dividend yield	—	—
Discount rate	22.97%	20.43%

The Company estimated the risk-free interest rate based on yield-to-maturities in continuous compounding of the PRC government bonds with the time-to-maturities being similar to those of the Series A convertible redeemable preferred shares. The Company estimated volatility at the date of appraisal based on averages/medians of industry annualized historical stock price volatility. The Company has no history or expectation of paying dividends on its Series A Preferred Shares. Discount rate is estimated by weighted average costs of capital as at the appraisal date. In addition to the above assumptions adopted, the Company’s projections of future performance were also factored into the determination of the fair values of the Series A Preferred Shares.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

12. Series A Convertible Redeemable Preferred Share (Continued)

The expected redemption amount of the Series A Preferred Shares based on its fair value as of May 17, 2011, when the Company completed its IPO, was considered to be the same as the IPO price of US$1.375 per share as the Series A Preferred Shares were subject to automatic conversion. The Series A Preferred Shares was therefore accreted to IPO date fair value immediately before its automatic conversion. Upon the completion of the Company’s IPO, all Series A Preferred Shares outstanding were converted into Class A ordinary shares on a one for one basis, with the corresponding balance transferred to the Company’s paid-in capital and additional paid-in capital accounts.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, the holders of Series A Preferred Shares shall be entitled to receive an amount per share equal to 130% of the issuance price plus all dividends declared and unpaid (“Preference Amount”). If the assets of the Company are insufficient to permit the payment of the full Preference Amount, the assets of the Company available for distribution shall be distributed ratably among the holders of Series A Preferred Shares. After the distribution to the holders of Series A Preferred Shares are made, any remaining legally available assets shall be distributed to the holders of ordinary shares and Series A Preferred Shares prorated on an as-converted basis until the holders of Series A Preferred Shares has received an aggregate distribution or payment, inclusive of the Preference Amount, equal to four times the Preference Amount for each Series A Preferred Shares.

Dividends

The holders of the Series A Preferred Shares are entitled to receive in preference to any payment to the ordinary shares, non-cumulative dividend of 8% per annum as and when declared by the Board of Directors. As long as Series A Preferred Shares are outstanding, the Company may not pay any dividend to ordinary shareholders until all dividends declared and payable to the preferred shareholders have been paid. In the event the Company shall declare a dividend to the holders of ordinary shares, then in each such case, the holders of Series A Preferred Shares shall be entitled to a proportionate share of such dividend on an as-converted basis.

Voting rights

The holder of each Series A Preferred Share shall be entitled to the number of votes equal to the number of ordinary share into which such Series A Preferred Share could be converted at the record date for determination of the members entitled to vote on such matter, or, if no such record date is established, at the date such vote is taken or any written consent of members is solicited. The holders of Series A Preferred Shares shall vote together with ordinary shareholders, and not as a separate class or series, on all matters put before the members.

13. Ordinary Shares

The Company was incorporated in the Cayman Islands on November 22, 2007 by the Parent. Upon its incorporation, 1 ordinary share was issued at a par value of US$0.01 per share. In May 2008, the Company issued 319,999,999 ordinary shares to the Parent and became the holding company of the Group pursuant to the reorganization events as described in Note 1. The Company has accounted for the reorganization event as a legal reorganization of entities under common control in a manner similar to a pooling-of-interests. All share and per share data have been revised to reflect the retroactive effect of the share issuance in May 2008.

The authorized share capital of the Company is US$10,000,000 divided into 870,000,000 ordinary shares and 130,000,000 Series A Preferred Shares at a par value of US$0.01 per share.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

13. Ordinary Shares (Continued)

The company completed IPO on May 17, 2011 and the underwriters subsequently exercised their over-allotment option on June 8, 2011. Upon the completion of the Company’s IPO on May 17, 2011, the Company’s ordinary shares were divided into Class A ordinary shares and Class B ordinary shares, par value US$0.01 per share. The company issued and sold a total of 13,415,125 ADSs in these transactions, and the selling share holders offered an additional 1,267,500 ADSs, which represent a portion of 130,000,000 Class A ordinary shares issued upon conversion of convertible preferred shares. Each ADS represents eight Class A ordinary shares. Phoenix TV, through Phoenix TV (BVI) converted 2,674,640 Class B ordinary shares into Class A ordinary shares, and distributed the Class A ordinary shares to its shareholders in the assured entitlement distribution immediately after the IPO. The impact of dividing of Class A and Class B ordinary shares has been retroactively reflected in the Company’s capital structure in the financial statements.

Holders of Class A ordinary shares and Class B ordinary shares have the same rights except that holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 1.3 votes per share. Phoenix TV (BVI), which is wholly owned by Phoenix TV, holds Class B ordinary shares, each of which is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

As of December 31, 2011 there were 306,101,077 and 317,325,360 Class A and Class B ordinary shares issued and outstanding, respectively.

As of December 31, 2010, there were 43,497,237 and 320,000,000 Class A and Class B ordinary shares issued and outstanding, respectively.

14. Share-based Compensation

Share Options

In June 2008, the Company adopted the Share Option Scheme (the “June 2008 Scheme”) that provides for the granting of options to key employees to acquire ordinary shares of the Company. The June 2008 Scheme permits the grant of share options to its eligible recipients for up to 10% of the ordinary shares in issue on the effective date of the June 2008 Scheme (the “Limit”). The Company may seek approval from its shareholders to refresh the Limit provided that the Limit as refreshed shall not exceed 10% of the ordinary shares of the Company in issue as at the date of approval, and options previously granted will not be counted for the purpose of calculating the Limit as refreshed. Any outstanding option lapse in accordance with the terms of the June 2008 Scheme will not be counted for the purpose of calculating the Limit. The maximum number of shares which may be outstanding pursuant to all awards and which were issued after the exercise of the awards under the June 2008 Scheme is 96,000,000.

The June 2008 Scheme will terminate automatically 10 years after its adoption, unless terminated earlier at the Company’s shareholders’ approval. Option awards are granted with an exercise price determined by the Board of Directors at the time of grant. Those option awards generally vest based on 4 years of continuous services and expire in 10 years.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

14. Share-based Compensation (Continued)

A summary of the Company’s share option activities for the years ended December 31, 2009, 2010 and 2011 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	Years	US$ in million
Outstanding as of December 31, 2008	67,144,475	0.03	9.4	5.7
Granted	20,614,800	0.03
Forfeited and expired	(13,424,913)	0.03
Exercised	(2,001,937)	0.03

Outstanding as of December 31, 2009	72,332,425	0.03	8.4	9.5
Granted	15,768,225	0.03
Forfeited and expired	(4,727,045)	0.03
Exercised	(41,151,800)	0.03

Outstanding as of December 31, 2010	42,221,805	0.03	7.5	19.5
Granted	—	—
Cancelled to grant restricted share	(18,778,200)	0.03
Forfeited and expired	(656,286)	0.03
Exercised	(3,445,623)	0.03		2.3

Outstanding as of December 31, 2011	19,341,696	0.03	6.4	13.0

Vested and exercisable as of December 31, 2011	16,805,636	0.03	6.4	11.3

The aggregate intrinsic value in the preceding table represents the total intrinsic value based on the company’s closing stock price on December 30, 2011 of US$5.63 per ADS, or US$0.70 per ordinary share. The total intrinsic value of options exercised were not provided for the years ended 2009 and 2010 as the Company was a private company during these periods.

The Company issued 6,450,000 shares of share options to non-employees in July 2010 with the exercise price of US$0.03215. These options have a vesting term of four years starting from the date of issuance, provided that the holders become employees of the Group before December 31, 2010. The Company has no obligation to compensate these non-employees for their services provided if the non-employees do not become employed by the Group by December 31, 2010. As such, no expenses were recognized until the employment contract was actually signed. All these non-employees have become employees of the Group as of December 31, 2010. The relevant compensation expenses were measured based on fair market value of the options as of the date when the holders became employees of the Company, part of which were recognized on the same date for services provided during their nonemployee period, and the remaining compensation expenses will continue to amortize during the remaining vesting period.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

14. Share-based Compensation (Continued)

The grant date, number of options granted, exercise price, fair value and intrinsic value of the options granted to date are set forth below. The number of options, price and value information below are based upon ordinary shares.

Grant Date	No. of Options Granted	Exercise Price	Fair Value of the Options as of the Grant Date	Fair Value of Underlying Ordinary Shares as of the Grant Date	Intrinsic Value
		US$	US$	US$	US$
July 4, 2008	67,000,000	0.03	0.08	0.12	0.09
November 5, 2008	1,374,000	0.03	0.09	0.12	0.09
July 31, 2009	10,584,900	0.03	0.12	0.15	0.12
September 15, 2009	10,029,900	0.03	0.12	0.15	0.12
January 8, 2010	4,557,900	0.03	0.14	0.16	0.13
July 1, 2010	4,760,325	0.03	0.18	0.21	0.18
September 30, 2010	910,000	0.03	0.38	0.40	0.37
December 1, 2010	5,540,000	0.03	0.39	0.43	0.39

The weighted-average grant date fair values of options granted for the years ended December 31, 2008, 2009 and 2010 were US$0.08, US$0.12 and US$0.25 per option, respectively.

As disclosed in Note 2(r), the Company’s share-based compensation expenses are measured at the value of the award as calculated under the Black-Scholes option pricing model. The Company engaged an independent valuation specialist to assist them in determining the fair values of the options which were estimated as of the date of grant using Black-Scholes option pricing model with the following assumptions:

For the Years Ended December 31,
	2009	2010	2011
Expected volatility rate	57.60%-58.07%	54.37%-54.91%	—
Expected dividend yield	—	—	—
Expected term (years)	5.31-5.46	4.64-5.30	—
Risk-free interest rate (per annum)	2.94%-2.95%	2.65%-3.57%	—

The Company estimated the expected volatility at the date of grant based on average annualized standard deviation of the share price of comparable listed companies. The Company has no history or expectation of paying dividends on its ordinary shares. The Company estimated the expected term based on the timing of the expected public offering, the vesting schedule and the exercise period of the options. Risk-free interest rates are based on the derived market yield of the US$ denominated Chinese government bonds for the term approximating the expected life of award at the time of grant. No new option was granted in the year of 2011.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

14. Share-based Compensation (Continued)

During 2009, 2010 and 2011, some employees voluntarily left the Company and exercised their vested share options in exchange for future entitlement of the Company’s shares issuable after completion of the Company’s IPO and upon the request of the former employees. The proceeds from the exercise of these options cannot be refunded to the former employees in any event, including the Company does not complete an IPO. Accordingly, these share options are considered to be exercised and the proceeds have been included in the additional paid-in capital of the Company. The proceeds from exercise of these options received for the years ended December 31, 2009, 2010 and 2011 amounted to RMB0.4 million, RMB1.2 million and RMB1.2 million (US$0.2 million), respectively. The Company completed its IPO on May 17, 2011 and 1,300,175 shares have been issued to the former employees after that. As of December 31, 2011, there were 5,412,216 contingently issuable shares to be issued upon the former employees’ request. This number of contingently issuable shares is not included in the computation of basic net loss per share as the holders do not participate in any voting and dividend rights until the shares are actually issued, and is included in the dilutive ordinary equivalent shares using if-converted method as the conditions for issuance have been satisfied.

Share-based compensation expenses based on service conditions are recognized using the graded-vesting method. For the years ended December 31, 2009, 2010 and 2011, the Company has recognized share-based compensation expenses for options of approximately RMB10.2 million, RMB16.6 million and RMB4.0 million (US$0.6 million), respectively.

There was no income tax benefit recognized in the statements of operations for share-based compensation expenses in the years ended December 31, 2009, 2010 and 2011. The Company did not capitalize any of the share-based compensation expenses as part of the cost of any asset during the periods presented.

As of December 31, 2011, there was RMB1.3 million (US$0.2 million) of unrecognized share-based compensation expenses for options adjusted for estimated forfeitures, related to unvested share-based compensation arrangements granted under the Option Plan. The cost is expected to be recognized over a weighted-average period of 1.8 years.

Restricted Share Units

In March 2011, the Company adopted the 2011 restricted share and restricted share unit plan. On March 17, 2011, the company granted 10,050,958 restricted share units to the employees. Those restricted share units vest based on 4 years of continuous services.

A summary of restricted share units activity for the year ended December 31, 2011 is presented below:

Restricted Share Units	Number of Units	Weighted-Average Grant-Date Fair Value
		US$
Unvested at January 1, 2011	—	—
Granted	10,050,958	1.07
Vested	(4,756,956)	1.07
Forfeited	(1,037,394)	1.07

Unvested at December 31, 2011	4,256,608	1.07

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

14. Share-based Compensation (Continued)

For the year ended December 31, 2011, total share-based compensation expense recognized for restricted share units was RMB53.6 million (US$8.5 million).

As of December 31, 2011, there was RMB9.2 million (US$1.5 million) of unrecognized compensation expense related to unvested restricted share units. The expense is expected to be recognized over a weighted average period of 2.23 years. The total fair value on the respective vesting dates of restricted share units vested during the year ended December 31, 2011 was US$5.1 million.

Restricted Shares

On March 15, 2011, the Company cancelled 18,778,200 stock options granted historically, and granted 19,008,200 restricted shares to 22 employees on March 17, 2011. Those restricted shares vest based on 4 years of continuous services. The incremental share based compensation is US$0.5 million. Total amount of unrecognized share based compensation of unvested option and incremental share based compensation is US$2.2 million, including US$0.2 million was recognized immediately, and US$2.0 million was recognized during the rest of vesting period of restricted share.

A summary of restricted share activity for the year ended December 31, 2011 is presented below:

Restricted Shares	Number of Shares	Weighted-Average Grant-Date Fair Value
		US$
Unvested at January 1, 2011	—	—
Granted	19,008,200	1.07
Vested	(9,296,370)	1.07

Unvested at December 31, 2011	9,711,830	1.07

For the year ended December 31, 2011, total share-based compensation expense recognized for restricted share was RMB8.5 million (US$1.4 million).

As of December 31, 2011, there was RMB5.4 million (US$0.9 million) of unrecognized compensation expense related to unvested restricted share. The expense is expected to be recognized over a weighted average period of 2.20 years. The total fair value on their respective vesting dates of restricted share vested during the year ended December 31, 2011 was US$10.0 million.

The fair value of the restricted shares and restricted share units on March 17, 2011 was US$1.07 and the fair value of the underlying ordinary shares was US$1.14.

15. Fair Value Measurements

Effective January 1, 2008, the Group adopted ASC 820-10, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Although adoption did not impact the Group’s consolidated financial statements, ASC 820-10 requires additional disclosures to be provided on fair value measurements.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

15. Fair Value Measurements (Continued)

ASC 820-10 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2— Include other inputs that are directly or indirectly observable in the marketplace

Level 3—Unobservable inputs which are supported by little or no market activity

ASC 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Following is a description of the valuation techniques that the Group uses to measure the fair value of assets and liabilities that the Group measured and reported on its consolidated balance sheet at fair value on a recurring basis.

Cash equivalents The Group’s cash equivalents consisted of demand deposits and time deposits placed with banks. The fair values of demand deposits and time deposits placed with banks are determined based on the pervasive interest rate in the market, which are also the interest rates as stated in the contracts with the banks. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 1.

Term deposits The fair values of term deposits placed with banks are determined based on the interest rates as stated in the contracts with the banks. The Group classifies the valuation techniques that use the interest rates input as Level 1.

Note receivable The Group’s note receivable represents the promissory note issued by PHOENIXi in November 2000, with the face value of US$5,000,000. The fair value of the note receivable is determined based on the amount of cash and cash equivalents available to PHOENIXi, which will all be used to repay the note, discounted to the present value using the pervasive interest rate in the market. The Group classifies the valuation techniques that use these inputs as Level 2.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

15. Fair Value Measurements (Continued)

		Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on Balance Sheet	Quote Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
As of December 31, 2010:
Cash and cash equivalents	287,173	287,173	—	—
Note receivable	17,600	—	17,600	—
As of December 31, 2011:
Cash and cash equivalents	397,166	397,166	—	—
Term deposit	784,023	784,023	—	—

16. Net Loss per Share

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

	For the Years Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Numerator:
Net income attributable to Phoenix New Media Limited	287	74,083	102,475	16,283
Accretion to convertible redeemable preferred share redemption value	(14,129)	(206,409)	(773,623)	(122,916)
Income allocation to participating preferred shares	(287)	(33,093)	(6,172)	(982)
Amortization of beneficial conversion feature	(17,138)	—	—	—

Net loss attributable to ordinary shareholders	(31,267)	(165,419)	(677,320)	(107,615)

Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding—basic and diluted	321,387,913	327,045,493	519,227,660	519,227,660
Basic net loss per Class A and Class B ordinary shares	(0.10)	(0.51)	(1.30)	(0.21)
Diluted net loss per Class A and Class B ordinary shares	(0.10)	(0.51)	(1.30)	(0.21)

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

16. Net Loss per Share (Continued)

For the years ended December 31, 2009 and 2010, options to purchase ordinary shares and contingently issuable shares that were anti-dilutive and excluded from the calculation of diluted net loss per share were 68,322,381 and 72,485,765, respectively, and Series A convertible redeemable preferred shares that were anti-dilutive and excluded from the calculation of diluted net loss per share were 13,178,082 and 130,000,000, respectively. There were totaling 26,968,162 options to purchase ordinary shares and contingently issuable shares, 48,794,521 Series A convertible redeemable preferred shares, 9,598,955 unvested restricted shares and 4,553,447 unvested restricted shares units have been excluded from the computation of diluted loss per share for the year ended December 31, 2011 as their effects would be anti-dilutive.

17. Investment in PHOENIXi

PHOENIXi was a subsidiary of the Company and was liquidated on December 21, 2011. The Company deconsolidated PHOENIXi and its subsidiaries upon the commencement of the liquidation and accounted for PHOENIXi using the cost method as it no longer exercised control or significant influence.

In November 2000, Phoenix TV made a US$5.0 million interest-free, payable-in-demand loan to the BVI Company, which was accounted as short term loan due to Phoenix TV Group by the Company, and the BVI Company then advanced the US$5.0 million to PHOENIXi in the form of the promissory note. The note represents the only debt that PHOENIXi held when it was put into liquidation and the Company is PHOENIXi’s sole creditor. The Company determined there was an other than temporary impairment to its investment in PHOENIXi as it is insolvent, then wrote off the cost method investment in October 2006, and revalued the note on an annual basis to the present value of cash flow expected to receive from PHOENIXi, which will include all the cash and cash equivalents owned by PHOENIXi, with the changes to the carrying value included in the consolidated statement of operations.

The note receivable was RMB17.6 million as of December 31, 2010. During the PHOENIXi’s liquidation process in 2011, PHOENIXi repaid US$2.2 million, or RMB14.3 million to PNM directly, and RMB2.2 million (US$0.3 million) to Phoenix TV Group on PNM’s behalf. The difference has been recognized in the consolidated statement for operations for 2011.

With the completion of the liquidation in December 2011, Phoenix TV and PNM agreed to settle the US$5.0 million short term loan arising from PHOENIXi. PNM will repay the same amount which was received from PHOENIXi to Phoenix TV Group. For the remaining balance of RMB15.6 million (US$2.5 million) of the short term loan due to Phoenix TV group was waived and accounted for a shareholders’ contribution in the Group’s statements of shareholders’ equity/(deficit) and comprehensive income.

PHOENIXi also had a net amount of RMB5.9 million and nil due to PNM as of December 31, 2010 and 2011, respectively, arising from historical operating expenses paid by PNM on behalf of PHOENIXi, which has been fully impaired by PNM in 2006.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

17. Investment in PHOENIXi (Continued)

The condensed financial statements of PHOENIXi are as follows, which are not included in the Company’s consolidated financial statements:

Financial Information of PHOENIXi

Condensed Balance Sheets

	As of December 31,
	2010	2011	2011
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	17,651	—	—
Amounts due from PNM	528	—	—
Deposit with liquidators	133	—	—

Total current assets	18,312	—	—

Total assets	18,312	—	—

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Amounts due to PNM	6,454	—	—
Accrued expenses and other current liabilities	145	—	—

Total current liabilities	6,599	—	—
Promissory note with PNM	33,113	—	—

Total liabilities	39,712	—	—

Mezzanine equity
Series A convertible redeemable preferred shares (US$0.01 par value, 750,000 and nil shares authorized and issued as of December 31, 2010 and 2011; No aggregate liquidation value as of December 31, 2010 and 2011)	—	—	—
Shareholders’ deficit:
Ordinary shares (US$0.01 par value, 24,250,000 and nil shares authorized, issued and outstanding as of December 31, 2010 and 2011, respectively)	1,026	—	—

Additional paid-in capital	78	—	—
Accumulated deficit	(25,827)	—	—
Accumulated other comprehensive income	3,323	—	—

Total shareholders’ deficit	(21,400)	—	—

Total liabilities and shareholders’ deficit	18,312	—	—

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

17. Investment in PHOENIXi (Continued)

Financial Information of PHOENIXi

Condensed Statements of Operations

	For the Years Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$

Revenues	—	—	—	—
Cost of revenues	—	—	—	—

Gross profit	—	—	—	—
Operating expenses

Sales and marketing expenses	—	—	—	—

General and administrative expenses	(17)	(202)	(880)	(140)
Technology and product development expenses	—	—	—	—

Total operating expenses	(17)	(202)	(880)	(140)

Operating loss	(17)	(202)	(880)	(140)

Others, net	1	249	43	7
(Loss)/income before tax	(16)	47	(837)	(133)

Income tax expenses	—	—	—	—

(Loss)/income after tax	(16)	47	(837)	(133)

Financial Information of PHOENIXi Condensed Statements of Cash Flows
	For the Years Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Cash flows generated from/(used in) operating activities:	64	(231)	(913)	(145)
Cash flows generated from investing activities:	—	—	—	—
Cash flows used in financing activities:	—	—	(16,450)	(2,614)
Effect of exchange rate changes on cash and cash equivalents	(38)	(470)	(288)	(46)

Net increase/(decrease) in cash and cash equivalents	26	(701)	(17,651)	(2,805)
Cash and cash equivalents at the beginning of the period	18,326	18,352	17,651	2,805

Cash and cash equivalents at the end of the period	18,352	17,651	—	—

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

17. Investment in PHOENIXi (Continued)

PHOENIXi has 750,000 shares of Series A convertible redeemable preferred shares outstanding and are redeemable at the fair value at both the issuer and the holder’s option. These preferred shares are accounted for as a mezzanine classified equity, and carried at redemption price, which is its fair value. Due to the insolvent status of PHOENIXi, the carrying value of the preferred shares of PHOENIXi has been zero since the commencement of the liquidation process in 2006.

18. Commitments and Contingencies

(a) Commitments

As of December 31, 2011, future minimum commitments under non-cancelable agreements were as follows:

	Rental	Property and Equipment, and Intangible Assets	Server Allocation	Cooperation with Phoenix TV Group*	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB
2012	31,581	6,434	7,040	2,500	556	48,111
2013	37,523	—	173	3,125	5,504	46,325
2014	31,897	—	—	3,906	—	35,803
2015	33,369	—	—	4,883	—	38,252
2016 and thereafter	46,213	—	—	1,526	—	47,739

Total	180,583	6,434	7,213	15,940	6,060	216,230

The Group and Phoenix TV Group have been involved in various cooperation arrangements, including content sharing, co-promotion and technical services, etc. (Refer to Note 2(a)). There was no payment for these arrangements until November 2009 when a cooperation agreement was signed between Phoenix TV and the Group to stipulate the cooperation for the year 2010 and going forward. Based on the agreement, the Group will pay Phoenix TV 50% of revenue generated from certain contents provided by Phoenix TV Group, plus a fixed amount of payment to cover other services provided by Phoenix TV Group. The fixed amount shall be RMB1.6 million for the first year of the agreement, and will increase 25% annually. On March 28, 2011, Phoenix TV and the Group amended their cooperation agreement to extend the expiration of cooperation period from November 2014 to March 2016. The consideration arrangements for the cooperation remained unchanged. This fixed amount has been included in above table as a commitment to Phoenix TV Group.

The rental expenses were approximately RMB5.9 million, RMB7.9 million and RMB15.3 million (US$2.4 million), during the years ended December 31, 2009, 2010 and 2011, respectively, and were charged to the statement of operations when incurred.

The Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2010 and 2011.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

18. Commitments and Contingencies (Continued)

(b) Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. The Group is not currently a party to any legal proceedings, investigations or claim which in the opinion of its management is likely to have a material adverse effect, individually or in the aggregate, on the Group’s financial position, result of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. Were an unfavorable outcome to occur, there exists the possibility of a material adverse impact on the Group’s financial position, results of operations or cash flows for the period in which the unfavorable outcome occurs, and potentially in future periods.

19. Related Party Transactions

The table below sets forth the major related parties and their relationships with the Group:

Related Parties	Relationship with the Group
Entities within the non US listed part of the Phoenix TV Group	Under common control by Phoenix TV
CMCC	A shareholder of Phoenix TV
Mr. Gao Ximin and Mr. Qiao Haiyan	Legal shareholders of Tianying Jiuzhou, employees of the Group
Mr. He Yansheng	Legal shareholder of Yifeng Lianhe, employee of the Group
Mr. Li Ya	Chief operating official of the group

During the years ended December 31, 2009, 2010 and 2011, significant related party transactions were as follows:

Transactions with the Non US Listed Part of Phoenix TV Group:

	For the Years Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Content provided by Phoenix TV Group	(1,540)	(3,671)	(4,923)	(782)
Data line services provided by Phoenix TV Group	(395)	(352)	(367)	(58)
Advertising and promotion expenses incurred for/(charged by) Phoenix TV Group	1,435	(438)	(663)	(105)
Technical support provided by Phoenix TV Group	(172)	(314)	(533)	(85)
Corporate administrative expenses allocated from and charged by Phoenix TV Group	(1,155)	(617)	(1,139)	(181)
Advertising revenues earned from Phoenix TV Group and its customers	3,845	4,824	21,619	3,435
Paid service revenues earned from Phoenix TV Group	—	12,450	2,400	382

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

19. Related Party Transactions (Continued)

As discussed in Note 2(a), the Group and Phoenix TV Group collaborate and conduct promotion campaigns for mutual branding and promotions. Total advertising and promotion fees incurred by the Group and by Phoenix TV Group are allocated to the Group based on its percentage of revenue to the total revenue of the Group and Phoenix TV Group. For the year ended December 31, 2009, the Group’s actual incurred amount of such advertising and promotion expenses exceeded the advertising and promotion expenses allocated to the Group, the excess amount of RMB1.4 million was recorded as a distribution to Phoenix TV Group. Starting from January 1, 2010, according to the cooperation agreement Phoenix TV Group charged the Group for the excess portion of advertising and promotion expenses allocated to the Group over the actual expenses incurred by the Group. The above table shows the distribution to Phoenix TV Group in year 2009 and the amounts charged by Phoenix TV Group in the years 2010 and 2011. The disclosure previously in the Company’s registration statement on Form F-1 filed only showed the total amount of advertising and promotion expense allocated to the Group.

Transactions with CMCC:

	For the Years Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Advertising revenues earned from CMCC	—	—	4,582	728
Paid service revenues earned from and through CMCC	157,276	281,577	442,696	70,337
Revenues sharing and bandwidth cost to CMCC	(22,786)	(34,777)	(68,543)	(10,891)

As of December 31, 2010 and 2011, the amounts due from and due to related parties were as follows:

	As of December 31,
	2010	2011	2011
	RMB	RMB	US$
Amounts due from related parties:
Accounts receivable from CMCC	16,487	63,886	10,150
Staff advance to management	—	502	80

Total	16,487	64,388	10,230

Amounts due to related parties:
Due to Phoenix TV Group	43,477	3,889	618

The amounts due to Phoenix TV Group comprised a short-term loan and other operating funds advance provided by Phoenix TV, expenses paid by other entities of the Phoenix TV Group on behalf of the Group and expenses charged by Phoenix TV Group under the 2010 cooperation agreement, offset by accounts receivable from Phoenix TV Group for the advertising services provided to its customers, as well as technical and marketing services provided to Phoenix TV Group. Refer to Note 18(a).

The short-term loan amounted to US$5 million was provided by Phoenix TV Group in 2000 to support working capital of PHOENIXi Investment Limited and its subsidiaries. It was settled with the completion of PHOENIXi’s liquidation in December 2011, refer to Note 17.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

(Amount in thousands, except share and per share data)

20. Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s subsidiaries, the VIEs and the subsidiary of the one of the VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, the VIEs and the subsidiary of one of the VIEs incorporated in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, and in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements”, the Company’s subsidiaries, the VIEs and the subsidiary of the one of the VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB47.1 million and RMB91.3 million (US$14.5 million) as of December 31, 2010 and 2011, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to the company’s shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Company’s subsidiaries, the VIEs and the subsidiary of the VIEs to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of consolidated subsidiaries, VIEs and the subsidiary of the VIEs (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2011 and the condensed financial information of the Company are not required.

21. Subsequent Events

The Company has considered subsequent events through the date these financial statements were issued.