Form 20-F
period 2012-12-31
Phoenix New Media Ltd
filed 2013-04-26
CIK 1509646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2012.

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

For the transition period from                       to

Commission file number 001-35158

Phoenix New Media Limited
(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

Sinolight Plaza, Floor 16 No. 4 Qiyang Road Wangjing, Chaoyang District, Beijing 100102 People’s Republic of China
(Address of Principal Executive Offices)

Contact Person: Ms. Qianli Liu Chief Financial Officer (86 10) 6067-6869 Sinolight Plaza, Floor 16 No. 4 Qiyang Road Wangjing, Chaoyang District, Beijing 100102 People’s Republic of China
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

299,408,949 Class A ordinary shares were outstanding as of December 31, 2012

317,325,360 Class B ordinary shares were outstanding as of December 31, 2012

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐  No ☒

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

FISCAL YEAR ENDED DECEMBER 31, 2012

i

Conventions that Apply to this Annual Report on Form 20-F

In this annual report, unless otherwise indicated:

•          “ADSs” refers to our American depositary shares, each of which represents eight Class A ordinary shares, and “ADRs” refers to the American depositary receipts that may evidence our ADSs;

•          “affiliated consolidated entities” refer to Yifeng Lianhe (Beijing) Technology Co., Ltd., and Beijing Tianying Jiuzhou Network Technology Co., Ltd., each of which is a PRC domestic company. Substantially all of our operations in China are conducted by our affiliated consolidated entities, in which we do not own any equity interest, through our contractual arrangements. We treat the affiliated consolidated entities as variable interest entities and have consolidated their financial results in our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP;

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

•          “Phoenix TV” refers to Phoenix Satellite Television Holdings Limited;

•          “Phoenix TV (BVI)” refers to Phoenix Satellite Television (B.V.I) Holding Limited, a wholly owned direct subsidiary of Phoenix TV, which directly owned 51.5% of our share capital as of March 31, 2013.

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

This annual report contains statistical data that we obtained from various government and private publications, as well as a database issued by Shanghai iResearch Co., Ltd, a third-party PRC consulting and market research firm focused on Internet media markets. We have not independently verified the data in these reports and database. Statistical data in these publications also include projections based on a number of assumptions. If any one of the assumptions underlying the statistical data turns out to be incorrect, actual results may differ from the projections based on these assumptions.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2010, 2011 and 2012, and as of December 31, 2011 and 2012.

Our ADSs are listed on the New York Stock Exchange under the symbol “FENG.”

PART I

ITEM 1.                                  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.                                  OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.                                  KEY INFORMATION

A.                     Selected Financial Data

The selected consolidated financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report on Form 20-F. The selected consolidated statements of comprehensive income data for the years ended December 31, 2010, 2011 and 2012 and the selected consolidated balance sheets data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report on Form 20-F. The selected consolidated statements of comprehensive income data for the year ended December 31, 2008 and 2009 and the selected balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited financial statements not included in this annual report on Form 20-F. The historical results are not necessarily indicative of results to be expected in any future period.

	For the Years Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except for number of shares and per share (or ADS) data)
Consolidated Statements of Comprehensive Income Data
Revenues:
Net advertising revenues	40,259	81,632	204,369	465,824	610,160	97,937
Paid service revenues	182,367	180,715	324,326	484,768	500,844	80,391
Total Revenues	222,626	262,347	528,695	950,592	1,111,004	178,328
Cost of revenues(1)	(163,502)	(170,062)	(299,423)	(554,676)	(631,299)	(101,330)
Gross Profit	59,124	92,285	229,272	395,916	479,705	76,998
Operating expenses(1):
Sales and marketing expenses	(33,855)	(46,364)	(76,152)	(164,082)	(197,038)	(31,627)
General and administrative expenses	(37,613)	(27,727)	(39,955)	(77,078)	(106,736)	(17,132)
Technology and product development expenses	(17,104)	(16,579)	(31,012)	(69,021)	(91,292)	(14,654)
Total operating expenses	(88,572)	(90,670)	(147,119)	(310,181)	(395,066)	(63,413)
(Loss)/income from operations	(29,448)	1,615	82,153	85,735	84,639	13,585
Other income	1,146	332	2,429	31,886	39,697	6,372
(Loss)/income before tax	(28,302)	1,947	84,582	117,621	124,336	19,957
Income tax benefit/(expense)	149	(1,660)	(10,499)	(15,146)	(16,977)	(2,725)
Net (loss)/income attributable to Phoenix New Media Limited	(28,153)	287	74,083	102,475	107,359	17,232
Accretion to convertible redeemable preferred share redemption value	—	(14,129)	(206,409)	(773,623)	—	—
Income allocation to participating preferred shares	—	(287)	(33,093)	(6,172)	—	—
Amortization of beneficial conversion feature	—	(17,138)	—	—	—	—
Net (loss)/income attributable to ordinary shareholders	(28,153)	(31,267)	(165,419)	(677,320)	107,359	17,232
Net (loss)/income per Class A and Class B ordinary share:
Basic	(0.09)	(0.10)	(0.51)	(1.30)	0.17	0.03
Diluted	(0.09)	(0.10)	(0.51)	(1.30)	0.17	0.03
Net (loss)/income per ADS (1 ADS representing 8 Class A ordinary shares):
Basic	(0.70)	(0.78)	(4.05)	(10.44)	1.38	0.22
Diluted	(0.70)	(0.78)	(4.05)	(10.44)	1.33	0.21
Weighted average number of Class A and Class B ordinary shares used in computing net (loss)/income per share:
Basic	320,013,175	321,387,913	327,045,493	519,227,660	624,010,270	624,010,270
Diluted	320,013,175	321,387,913	327,045,493	519,227,660	643,748,146	643,748,146
Non-GAAP adjusted net income attributable to Phoenix New Media Limited (2)	1,777	10,527	90,644	168,567	114,118	18,317

Notes:

(1)           Includes share-based compensation as follows:

	For the Years Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Allocation of share-based compensation expenses:
Cost of revenues	2,455	775	854	19,526	958	154
Sales and marketing expenses	6,539	2,904	4,664	18,254	1,423	228
General and administrative expenses	18,374	5,757	10,406	17,470	4,085	656
Technology and product development expenses	2,562	804	637	10,842	293	47

Total share-based compensation expenses included in cost of revenues and operating expenses	29,930	10,240	16,561	66,092	6,759	1,085

(2)           We define adjusted net income attributable to Phoenix New Media Limited, a non-GAAP financial measure, as net income attributable to Phoenix New Media Limited excluding share-based compensation expenses. We believe that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of our performances. We review adjusted net income together with net (loss)/income to obtain a better understanding of our operating performance. We use this non-GAAP financial measure for planning and forecasting and measuring results against the forecast. Using several measures to evaluate our business allows us and our investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our investors. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of adjusted net income has material limitations as an analytical tool. One of the limitations of using non-GAAP adjusted net income is that it does not include all items that impact our net (loss)/income for the period. In addition, because adjusted net income is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income in isolation from or as an alternative to net (loss)/income prepared in accordance with U.S. GAAP.

Our non-GAAP adjusted net income attributable to Phoenix New Media Limited is calculated as follows for the periods presented:

	For the Years Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Net (loss)/income attributable to Phoenix New Media Limited	(28,153)	287	74,083	102,475	107,359	17,232
Add back: Share-based compensation expenses	29,930	10,240	16,561	66,092	6,759	1,085

Non-GAAP adjusted net income attributable to Phoenix New Media Limited	1,777	10,527	90,644	168,567	114,118	18,317

	As of December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Consolidated Balance Sheets Data
Cash and cash equivalents	67,999	223,086	287,173	397,166	916,169	147,055
Term deposit	—	—	—	784,023	235,000	37,720
Accounts receivable, net	21,892	35,318	77,043	202,097	280,987	45,102
Total current assets	106,277	275,059	400,705	1,505,939	1,556,028	249,760
Total assets	144,208	314,302	447,262	1,564,494	1,681,167	269,846
Current liabilities	126,817	115,358	148,554	252,207	306,831	49,250
Total liabilities	127,942	116,931	152,037	257,711	314,827	50,533
Mezzanine equity	—	183,774	390,183	—	—	—
Total shareholders’ equity/(deficit)	16,266	13,597	(94,958)	1,306,783	1,366,340	219,313
Net assets	16,266	197,371	295,225	1,306,783	1,366,340	219,313

Currency Translation and Exchange Rates

We have translated certain Renminbi, or RMB, amounts included in this annual report on Form 20-F into U.S. dollars for the convenience of the readers. The rate we used for the translations was RMB6.2301= US$1.00, which was the noon buying rate at certified by the Federal Reserve Bank of New York on December 31, 2012. The translation does not mean that RMB could actually be converted into U.S. dollars at that rate. The following table shows the noon buying rate for RMB express in RMB per US$1.00.

	Noon Buying Rate
Period	Period End	Average	Low	High
	(RMB per US$1.00)
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
October	6.2372	6.2627	6.2877	6.2372
November	6.2265	6.2338	6.2454	6.2221
December	6.2301	6.2328	6.2502	6.2251
2013
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2323	6.2438	6.2213
March	6.2108	6.2154	6.2246	6.2105
April (through 19, 2013)	6.1772	6.1927	6.2078	6.1720

(1)                  Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

If we fail to retain existing advertisers or attract new advertisers for our advertising services, our business, results of operations and growth prospects could be materially affected.

In 2010, 2011, and 2012, we generated 38.7%, 49.0% and 54.9% of our total revenues from advertising services. Going forward, we expect our net advertising revenues to contribute an increasing portion of our total revenues. Our ability to generate and maintain substantial advertising revenues will depend on a number of factors, many of which are ultimately beyond our control, including but not limited to:

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

Approximately 74.8% and 79.1% and 80.8% of our net advertising revenues in China were derived from advertising agencies in 2010, 2011 and 2012, respectively. We primarily serve our advertisers through advertising agencies and rely on these agencies for sourcing our advertisers and collecting advertising revenue. In consideration for these agencies’ services, the agencies earn advertising agency service fees which are deducted from our gross advertising revenues. While advertising agencies in China commonly increase their agency service fees on a sliding scale basis along with increased volume of business, if our agency service fees increase at a materially disproportional rate relative to our gross advertising revenues, our results of operations may be negatively affected. We do not have long-term or exclusive arrangements with these agencies, and we cannot assure you that we will continue to maintain favorable relationships with them. If we fail to maintain favorable relationships with large advertising agencies or attract additional agencies, we may not be able to retain existing advertisers or attract new advertisers and our business and results of operations could be materially and adversely affected.

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

We may experience decline in demand for our WVAS business and any expected economic benefits from this business may not be realized.

In 2010, 2011 and 2012, our WVAS revenues accounted for 60.6%, 65.4% and 59.1%, respectively, of our paid service revenues. For more information about our WVAS, see “Item 4. Information of the Company — B. Business Overview — Our Channels and Services — Our Mobile Channel — WVAS.” However, our WVAS business has a short operating history. As a result, there is limited financial data that can be used to evaluate our WVAS business and its potential to generate revenues in the future. In addition, we cannot assure you that we will be successful in developing our WVAS business, which will depend, among other things, on our ability to:

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

•          develop new high quality WVAS that can achieve significant market acceptance, and improve our existing WVAS in a timely manner to extend their life spans and to maintain their competitiveness in the Chinese mobile market;

•          develop and upgrade our technologies; and

•          execute our WVAS business and marketing strategies successfully.

Due to the uncertainties of our WVAS business in particular and the WVAS industry in China generally, we cannot guarantee that our WVAS will contribute significantly to our future revenues. Any failure to successfully develop this business could have a material adverse effect on our business, financial condition and results of operations.

We may not be successful in growing our mobile Internet related business and our revenue growth could be negatively impacted.

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

We face significant competition in the new media industry in China, including competition from major Internet portals, Internet video companies, online video sites of major TV broadcasters, interactive and social network service providers, online and mobile gaming companies, mobile Internet services providers and other companies with strong online video and MIVAS businesses. Some of our competitors have longer operating histories and significantly greater financial resources than we do, which may allow them to attract and retain more users and advertisers. Our competitors may compete with us in a variety of ways, including by obtaining exclusive online distribution rights for popular content, conducting more aggressive brand promotions and other marketing activities and making acquisitions to increase their user bases. If any of our competitors achieves greater market acceptance or are able to offer more attractive online content, interactive services or MIVAS than us, our user traffic and our market share may decrease, which may result in a loss of advertisers and have a material and adverse effect on our business, financial condition and results of operations.

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

We have relied and will continue to rely mostly on third parties for the content we distribute across our channels. If these parties fail to develop and maintain high-quality and engaging content or raise their licensing fees, or if a large number of our existing relationships are terminated, we could lose users and advertisers and our brand could be materially harmed. License fees for short-form video content showed an increasing trend in 2012. While increases in license fees for third-party video content did not significantly affect our cost of revenues in 2012, if such license fees continue to increase significantly in the future, our income from operations may be negatively affected. In addition, the Chinese government has the ability to restrict or prevent state-owned media from cooperating with us in providing certain content to us, which, if exercised, would result in a significant decrease in the amount of content we are able to source for our website and negatively impact our results of operations.

We may not be able to continue to receive the same level of support from Phoenix TV in the future. We could lose our exclusive license to Phoenix TV’s content, which would have a material adverse effect on our video VAS business, which accounted for 5.0% of our total revenues in 2012, and would also negatively affect our video advertising business. Together, these impacts could have a material adverse effect on our business and results of operation.

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

We benefit materially from the exclusive license granted to our affiliated consolidated entities by Phoenix Satellite Television Company Limited, a wholly owned subsidiary of Phoenix TV, to use Phoenix TV’s copyrighted content on our Internet and mobile channels in China pursuant to the Content License Agreements. This exclusive license helps to distinguish our content offerings from those of other Internet and new media companies in China. Each of the Content License Agreements can be terminated earlier (i) by the non-breaching party in the event of a breach and if the breach is not cured within ten business days after receipt of notice of breach from the non-breaching party, (ii) in the event of bankruptcy or the cessation of business operations of either party, or a change in the shareholder or equity structure of the relevant affiliated consolidated entity, other than in connection with the contractual arrangements, (iii) if either party’s performance of its obligations is held unlawful under PRC law; or (iv) if an event occurs that adversely affects the performance by either party of its obligations and upon written notice by the unaffected party. The Content License Agreements will, unless extended further, expire in March 2016, or may be terminated early, and we may not be able to obtain rights to use Phoenix TV’s content on our platform on commercially reasonable terms, on an exclusive basis or at all, which would have a material adverse effect on our video VAS, which accounted for 5.0% of our total revenues in 2012, and may also negatively affect our video advertising business. Together, these impacts could have a material and adverse effect on our business, results of operations and financial condition.

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

We provide our in-house produced content and user-generated content, or UGC, to Phoenix TV on a regular and frequent basis for display on its TV programs and Phoenix TV promotes our brand name and content on its TV network pursuant to the Phoenix TV Cooperation Agreement. As compensation for the rights granted to us under the Phoenix TV Cooperation Agreement, Fenghuang On-line is currently obligated to pay Phoenix TV an annual service fee in the amount of RMB1.6 million for the first year of the agreement, which incrementally increases by 25% for each subsequent year of the agreement. For 2012, the annual service fee payment to Phoenix TV is RMB2.5 million. If Phoenix TV’s indirect voting interest in Fenghuang On-line decreases to 50% or below, Phoenix TV has the right to amend the annual service fee under the Phoenix TV Cooperation Agreement, provided that it may not be raised to more than 500% of the original annual service fee. In addition to the annual service fee, Fenghuang On-line must also pay to Phoenix TV 50% of the after-tax revenues Tianying Jiuzhou earns from sublicensing Phoenix TV’s video content to third parties, which is not subject to adjustment. In addition, if Phoenix TV’s indirect equity interest in our company decreases to 35% or below, Phoenix TV has the right to immediately terminate the Phoenix TV Cooperation Agreement. The Phoenix TV Cooperation Agreement will, unless extended further, expire in March 2016, or may be terminated early, and therefore we cannot guarantee you that we may continue to benefit from promotional or other cooperative arrangements with Phoenix TV in the future. We cannot assure you that we will continue to receive the same level of support from Phoenix TV.

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

The PRC government regulates the Internet industry extensively, including foreign ownership of, and the licensing requirements pertaining to, companies in the Internet industry. A number of regulatory agencies, including the Ministry of Culture, or the MOC, the Ministry of Industry and Information Technology, or MIIT, the General Administration of Press and Publication, Radio, Film and Television, or GAPPRFT, the State Council Information Office, or the SCIO, and other governmental authorities, jointly regulate all major aspects of the Internet industry. Operators are required to obtain various government approvals and licenses prior to providing the relevant Internet information services.

Pursuant to the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, which was issued by the State Administration of Radio, Film and Television (the predecessor of GAPPRFT), or SARFT and MIIT on December 20, 2007 and came into effect on January 31, 2008, online transmission of audio and video programs requires an Internet audio-visual program transmission license and online audio-visual service providers must be either wholly state-owned or state-controlled. In a press conference jointly held by SARFT and MIIT to answer questions with respect to the Audio-visual Program Provisions in February 2008, SARFT and MIIT clarified that online audio-visual service providers that already had been operating lawfully prior to the issuance of the Audio-visual Program Provisions may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Online Transmission of Audio-Visual Programs.”

We started offering Internet audio-visual program services through Tianying Jiuzhou in China prior to the issuance of the Audio-visual Program Provisions. Tianying Jiuzhou submitted an application to GAPPRFT to apply for the Internet audio-visual program transmission license when the relevant regulation came into effect. However, as of the date of this annual report, GAPPRFT has not issued Tianying Jiuzhou an Internet audio-visual program transmission license. Although we have been communicating with the relevant government authorities, such government authorities have not informed us as to when they will make a decision on whether to issue such license to Tianying Jiuzhou. To date, we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities regarding our dissemination of audio-visual programs through our website or mobile channel without such license. We cannot assure you that Tianying Jiuzhou will be able to obtain the Internet audio-visual program transmission license. Due to Tianying Jiuzhou’s lack of an Internet audio-visual program transmission license, the applicable local counterpart of GAPPRFT may issue warnings, order us to rectify our violating activity and impose on us a fine of no more than RMB30,000. In case of severe contravention as determined by GAPPRFT or its applicable local counterpart in its discretion, the applicable local counterpart of GAPPRFT may ban the violating operations, seize our equipment in connection with such operations and impose a penalty of one to two times the amount of the total investment in such operations. The banning of our video VAS, non-paid video services and video advertising services would materially and adversely affect our business and results of operations.

Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services that provide political news or to cease the Internet access services provided by third parties to us. In 2012, approximately 56.8% of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties.

We are required to obtain an Internet news license from SCIO for the dissemination of news through our website. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Internet News Dissemination.” Tianying Jiuzhou submitted an application to the SCIO to apply for the Internet news license when the relevant regulation came into effect. However, as of the date of this annual report, the SCIO has not issued an Internet news license to Tianying Jiuzhou. As a result of Tianying Jiuzhou’s lack of an Internet news license, the SCIO or applicable information office at the provincial level may order us to cease the violating operations and impose a fine on us of not more than RMB30,000. In the case of severe contravention as determined by SCIO or its applicable local counterpart in its sole discretion, the telecommunications administrative authorities may, based on written confirmation opinions of SCIO or the applicable information office at the provincial level, and in accordance with the relevant regulations on Internet information services, cease our Internet information services that provide current political news or cease the Internet access services that third parties provide to us. In 2012, approximately 56.8% of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties.

If we fail to maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results in accordance with U.S. GAAP may be materially and adversely affected. In addition, investor confidence in us and the market price of our ADSs may decline significantly.

We are subject to reporting obligations under U.S. securities laws. Among other things, the United States Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, adopted rules requiring every public company, including us, to include a report from management on the effectiveness of its internal control over financial reporting in its annual report on Form 20-F starting in the annual report for its second fiscal year as a public company. In addition, beginning at the same time, an independent registered public accounting firm must attest to and report on the effectiveness of such public company’s internal control over financial reporting. We are subject to these requirements for the first time with respect to this annual report on Form 20-F for the fiscal year ended December 31, 2012.

During the course of the audit of our consolidated financial statements for the years ended December 31, 2011, we and our independent registered public accounting firm identified one material weakness and one significant deficiency in our internal control over financial reporting, as defined in AU 325, Communicating Internal Control Related Matters Identified in an Audit, of the AICPA Professional Standards. The material weakness related to the lack of sufficient accounting personnel with appropriate understanding of U.S. GAAP accounting issues and the SEC reporting requirements. The significant deficiency related to the lack of written accounting manual and closing procedures to facilitate preparation of financial statements for financial reporting purposes.

We have undertaken certain remedial steps to address the material weakness and the significant deficiency. As of December 31, 2012, our management has concluded that our internal control over financial reporting is effective after the remediation. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective as of December 31, 2012.

However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to maintain compliance with Section 404 and other requirements of the Sarbanes-Oxley Act.

We depend on China Mobile, a related party, and other PRC mobile telecommunications operators for the majority of our paid service revenues, and any termination or deterioration of our relationship with these telecommunications operators may result in severe disruptions to our business operations and the loss of the majority of our revenues.

We derive substantially all of our MIVAS revenues, as well as our revenues from our mobile subscription and pay-per-view video services from the provision of content through the networks of the PRC telecommunications operators. In particular, we rely primarily on the networks of China Mobile, a shareholder of Phoenix TV since August 2006 with an equity interest of 19.7% as of March 31, 2013 to deliver our services. In 2010, 2011 and 2012, we derived approximately 86.8%, 91.3% and 85.7%, respectively, of our paid service revenues from China Mobile. Within these revenues, we generated a significant portion through fixed fee arrangements with China Mobile for our digital reading services. The remainder of our MIVAS revenues and revenues from our mobile subscription and pay-per-view video services are mostly derived from China United Telecommunications Corporation, or China Unicom, and China Telecommunications Corporation, or China Telecom.

We have entered into a series of agreements with China Mobile and other Chinese mobile operators and their provincial subsidiaries to provide MIVAS and mobile subscription and pay-per-view video services through their networks. These mobile operators could terminate cooperation with us or refuse to perform their obligations to pay for the MIVAS and mobile subscription and pay-per-view video services we provide under the terms of our agreements with them for a variety of reasons, including failure to meet specified performance standards, the provision of poor services that gives rise to a high level of customer complaints or the delivery of content that violates the relevant operator’s policies and applicable law. In addition, our agreements with the mobile operators are generally for terms of one year or less. There is no assurance that we will be able to renew these agreements on commercially reasonable terms, or at all. If any of the Chinese mobile operators ceases to cooperate with us, it is unlikely that such operator’s customers will continue to use our mobile services. In particular, if China Mobile ceases to cooperate with us, it is unlikely that we will be able to build up sufficient new customers through the networks of other Chinese mobile operators to develop a customer base comparable to that which we have developed through China Mobile. Due to our reliance on China Mobile and other Chinese mobile operators to deliver our MIVAS and mobile subscription and pay-per-view video services to our customers, any termination or deterioration of our relationship with China Mobile or other Chinese mobile operators may result in severe disruptions to our business operations and the loss of the majority of our revenues, and could have a material adverse effect on our financial condition and results of operations.

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

•          changes in government policies or regulations, or their enforcement; and

•          geopolitical events or natural disasters such as war, threat of war, earthquake or epidemics.

Our operating results tend to be seasonal. For instance, we may generate less revenue from brand advertising sales and paid service revenues during national holidays in China, in particular during the Chinese New Year holidays in the first quarter of each year. We may have higher net advertising revenues during the fourth quarter of each year primarily due to greater advertising spending by our advertisers near the end of the year when they spend the remaining portions of their annual budgets. In addition, advertising spending in China has historically been cyclical, reflecting overall economic conditions as well as the budgeting and buying patterns of our customers.

Our efforts to develop additional distribution channels for our MIVAS and mobile subscription and pay-per-view video services may not succeed or may be restricted or halted by telecommunications operators.

Cooperation with mobile service providers, which we refer to as our “channel partners,” and mobile device manufacturers has provided us with important distribution channels for our MIVAS and mobile video services businesses. We sell a certain amount of our premium content and services through our channel partners’ platforms. In addition, we pre-install into the menus of certain mobile devices certain of our MIVAS icons and short codes for products offered on the multimedia messaging service, or MMS, short message service, or SMS, and interactive voice response, or IVR, platforms. A consumer who buys a new mobile device pre-installed with our MIVAS or mobile video icons and codes can access and subscribe to our services quickly and easily. Channel partners and mobile device manufacturers have, through our cooperation with them, become important distribution channels. However, we cannot assure you that we will continue to maintain a growing or stable number of suitable channel partners in the future. In addition, in recent years, China Mobile and other telecommunications operators have entered into cooperation agreements with mobile handset manufacturers similar to our agreements with mobile handset manufacturers. We cannot guarantee that mobile device manufacturers will continue their direct cooperation with us or maintain their current revenue sharing arrangements with us.

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

Failure to obtain GAPPRFT’s approval for introducing and broadcasting foreign television programs could have a material adverse effect on our ability to conduct our business.

A substantial amount of the video content on our website is closely linked to or is the online version of the TV content of Phoenix TV. PRC law requires approval from GAPPRFT for introducing and broadcasting foreign television programs into China. In September 2004, SARFT promulgated certain regulations the Administrative Regulations on the Introduction and Broadcasting of Foreign Television Programs, pursuant to which only organizations designated by GAPPRFT are qualified to apply to GAPPRFT or its authorized entities for the introduction or broadcasting of foreign television programs. In addition, on July 6, 2004, SARFT issued the Measures for the Administration of Publication of Audio-Visual Programs through the Internet or Other Information Networks, or the 2004 A/V Measures, which explicitly prohibit Internet service providers from broadcasting any foreign television program over an information network and state that any violation may result in warnings, monetary penalties or, in severe cases, criminal liabilities. On November 19, 2009, SARFT issued a notice which extended this prohibition to broadcasting over mobile phones. In December 2007 and March 2009, however, SARFT issued two notices which provide that certain foreign audio-visual programs may be published through the Internet provided that certain regulatory requirements have been met and certain permits have been obtained, thereby implying that the absolute restriction against broadcasting foreign television programs on the Internet as set forth in the 2004 A/V Measures has been lifted. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Foreign Television Programs and Satellite Channels.” As of the date of this annual report, we have not obtained an approval from GAPPRFT for introducing and broadcasting foreign TV programs produced by Phoenix TV or other foreign TV stations in China. We have made oral inquiries with SARFT, and were orally informed that such operations do not violate the regulations on the introduction and distribution of foreign TV programs. Therefore, there is considerable uncertainty as to whether we are permitted to transmit foreign television programs through the online video services that we offer, including video VAS. If GAPPRFT or its local branch requires us to obtain its approval for our introduction and online broadcasting of overseas TV programs, we may not be able to obtain such approval in a timely manner or at all. In such case, the PRC government would have the power to, among other things, levy fines against us, confiscate our income, order us to cease certain content service, or require us to temporarily or permanently discontinue the affected portion of our business.

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

If we fail to obtain or maintain all applicable permits and approvals, or fail to comply with PRC regulations, relating to online games, our ability to conduct our online game business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions.

Pursuant to PRC regulations regulating online games, online games (including mobile games) are categorized as a type of “online cultural product” and the provision of online games is deemed an Internet publication activity. Therefore, in order to operate an online game business, an operator should obtain an Online Culture Operating Permit from the MOC (with a business scope covering operation of online games) and an Internet Publication License from GAPPRFT in order to directly make its online games publicly available in China. Furthermore, pursuant to the Provisional Measures on the Administration of Online Games promulgated by the MOC on June 3, 2010, an online mobile games operator should make a filing with the MOC in respect of each domestic game within 30 days of commencing operations. In addition, each online game must be screened by GAPPRFT by way of an approval process before it is first published and made publicly available. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Online Cultural Activities, Online Games and Internet Music.”

Both Tianying Jiuzhou and Yifeng Lianhe are currently operating online game businesses. As of the date of this annual report, Tianying Jiuzhou and Yifeng Lianhe have obtained Online Culture Operating Permits from the MOC with respect to its operation of online games, and Tianying Jiuzhou has obtained an Internet Publication License from GAPPRFT with respect to books and periodicals published on the Internet, including the mobile Internet, and online and mobile games. Yifeng Lianhe is in the process of applying for an Internet Publication License. In addition, we have not obtained advanced approval for any of our online games from GAPPRFT or filed our online games with the MOC. We cannot assure you that (i) Yifeng Lianhe can obtain an Internet Publication License; or (ii) Tianying Jiuzhou and Yifeng Lianhe can obtain all the required approvals and complete the relevant filing procedures with the relevant government authorities for each game they operate in a timely manner or at all. If the relevant authority challenges the commercial operation of our games and determines that we are in violation of the relevant laws and regulations regarding online and mobile games, it would have the power to, among other things, levy fines against us, confiscate our income and require us to discontinue our online game business. In addition, if we were deemed to be in violation of the relevant laws and regulations regarding online and mobile games, GAPPRFT would have the ability to withdraw the Internet Publication License that it granted to Tianying Jiuzhou on April 15, 2011, which may affect, directly or indirectly, our ability to conduct our online digital reading services and game services.

In addition, the MOC and the Ministry of Commerce, or MOFCOM, jointly issued in 2009 the Notice on Strengthening the Administration of Online Game Virtual Currency, or the Virtual Currency Notice, which requires online game operators to report the total amount of their issued virtual currency on a quarterly basis, and game operators are prohibited from issuing disproportionate amounts of virtual currency in order to generate revenues.  The Virtual Currency Notice also reiterates that virtual currency can only be provided to users in exchange for an RMB payment and can only be used to pay for virtual goods and services of the issuers.  We provide extra free virtual currencies to game users as they buy virtual currencies, which is not in compliance with the Virtual Currency Notice.  Therefore, we may be ordered to remedy such noncompliance within the timeframe specified by the MOC or MOFCOM. If we failed to remedy any noncompliance within the specified timeframe, the MOC and MOFCOM would have the power to, among other things, levy fines against us, confiscate our income, order us to cease certain services.

Our consolidated affiliated entities and their respective shareholders do not own all the trademarks used in their value-added telecommunications services, which may subject them to revocation of their licenses or other penalties or sanctions.

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

Our PRC consolidated affiliated entities, Tianying Jiuzhou and Yifeng Lianhe, are currently engaged in the provision of value-added telecommunications services and each of them has obtained ICP Licenses from MIIT or its local counterpart in Beijing. In addition, Tianying Jiuzhou owns our material domain names, including ifeng.com, and, as of March 31, 2013, owned five registered trademarks that were transferred to it from Phoenix Satellite Television Trademark Limited. However, Yifeng Lianhe does not currently have any registered trademarks and both of our affiliated consolidated entities continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited, a wholly owned subsidiary of Phoenix TV, in their value-added telecommunications services. Therefore, we are not currently in compliance with the MIIT 2006 Notice.

We have designed propriety logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2013, Tianying Jiuzhou owned 19 PRC registered trademarks. In additional, Tianying Jiuzhou had submitted 97 registration applications relating to 10 logo designs to the PRC Trademark Office, and Yifeng Lianhe had submitted 20 registration applications relating to three logo designs to the PRC Trademark Office. In addition, we will continue to examine the possibility of transferring to our affiliated consolidated entities all or part of the ownership of additional licensed logos currently used by them in a manner that would meet the requirements of PRC trademark regulations in due course in the future. The Trademark Office will first undertake a preliminary examination for compliance with the PRC Trademark Law, and if it finds our proposed trademarks to be in compliance, will make a public announcement allowing any person to file a claim to the trademark within a period of three months. If there is no such opposition, the Trademark Office will register the trademark, issue a registration certificate to us and make a public announcement. We expect the registration process to take approximately two years to complete. We intend to continue to use the logos we license from Phoenix TV in the interim period until our proprietary logos have been registered, and may continue to use these logos after our proprietary logos have been registered.

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

•          On September 28, 2009, the General Administration of Press and Publication (the predecessor of GAPPRFT), or GAPP and the National Office of Combating Pornography and Illegal Publications jointly published a circular expressly prohibiting foreign investors from participating in Internet game operating business via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. It is not clear yet as to whether other PRC government authorities, such as MOFCOM, or MIIT, will support GAPPRFT in enforcing such prohibition.

•          On December 16, 2011, the Beijing Municipal News Office, together with the Beijing Municipal Public Security Bureau, the Beijing Municipal Communications Administration and the Beijing Municipal Internet Information Office, jointly issued the Several Measures on the Administration of the Development of Micro-blog in Beijing, or the Micro-blog Measures, which took effect on the same date. The Micro-blog Measures stipulate that all micro-blogs operators in Beijing must require their users to register with their real names and that all micro-blog operators must complete procedures required by the Internet information content regulatory authority of Beijing for the operation of micro-blog services within three months after the effective date of the Micro-blog Measures. In addition, the Decision on Strengthening the Protection of Network Information promulgated by the Standing Committee of National People’s Congress of PRC on December 28 2012, or the Information Protection Decision, also states that Internet service providers shall require users to provide their real identity information when entering into agreements with the users or confirming the provision of services. In order to comply with the Micro-blog Measures and the Information Protection Decision, we have added clauses into our agreements with the users of our micro-blog service and us requesting our micro-blog users to register using their real names. However, as the Micro-blog Measures and the Information Protection Decision are newly promulgated, we currently do not know how our micro-blog business will be affected by the application of the Micro-blog Measures and the Information Protection Decision. If the Beijing municipal government or other PRC government authorities were to take actions to tighten the supervision of real name registration of micro-blog users in accordance with the Micro-blog Measures and the Information Protection Decision, we might not be able to retain the active users of our micro-blog or attract new users of our micro-blog, which could have adverse impact on the stickiness of our micro-blog and thus adversely affect our business operations.

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

In addition to professionally produced content, content from Phoenix TV and our in-house produced content, we allow our users to upload text and images (UGC) to our websites. We have a content screening team of approximately 50 editors who are responsible for monitoring and preventing the public release of inappropriate or illegal content, including UGC, on our websites or through our services. Although we have adopted internal procedures to monitor the content displayed on our websites, due to the significant amount of UGC uploaded by our users, we may not be able to identify all the UGC that may violate relevant laws and regulations. Failure to identify and prevent inappropriate or illegal content from being displayed on our websites may subject us to liability.

Moreover, because the definition and interpretation of prohibited content is in many cases vague and subjective, it is not always possible to determine or predict what content might be prohibited under existing restrictions or restrictions that might be imposed in the future. For example, in 2005, SARFT issued a notice prohibiting commercials for WVAS related to “fortune-telling” from airing on radio and television stations effective in February 2005. GAPPRFT or other Chinese government authorities may prohibit the marketing of other video VAS or MIVAS via a channel we depend on to generate revenues, which could have a material adverse effect on our business, results of operations or financial position.

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

Our success depends on the continuous efforts and services of Mr. Shuang Liu, our chief executive officer, Mr. Ya Li, our chief operating officer, and Ms. Qianli Liu, our chief financial officer. If, however, one or more of our executives or other key personnel are unable or unwilling to continue to provide services to us, we may not be able to find suitable replacements easily or at all. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. We do not maintain key-man life insurance for any of our key personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose advertisers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, if any dispute arises between us and our executives or key employees, these agreements may not be enforceable in China, where these executives and key employees reside, in light of uncertainties with China’s legal system. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could limit the protections available to you and us.”

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

We adopted a share option plan in June 2008 and a restricted share and restricted share unit plan in March 2011. As of March 31, 2013, 4,527,280 restricted shares of our company, 3,197,142 contingently issuable shares, options to purchase 29,373,577 Class A ordinary shares and restricted share units obligating our company to issue and deliver 1,408,938 Class A ordinary shares were outstanding. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors, Supervisors and Executive Directors—Share Incentive Plans”. For the years ended December 31, 2010, 2011 and 2012, we recorded RMB16.6 million, RMB66.1 million and RMB6.8 million (US$1.1 million), respectively, in share-based compensation expenses. The significant increase in our share-based compensation expenses in 2011 was primarily due to our grant of restricted shares and restricted share units to certain of our employees in March 2011. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant stock options to employees in the future. We intend to grant additional stock options to our employees going forward, which we expect will further increase our share-based compensation expenses. If we continue to grant share options in the future, our share-based compensation expenses will increase accordingly.

We have been and expect we will continue to be exposed to intellectual property infringement and other claims, including claims based on content posted on our website, which could be time-consuming and costly to defend and may result in substantial damage awards and/or court orders that may prevent us from continuing to provide certain of our existing services.

Our success depends, in large part, on our ability to operate our business without infringing third-party rights, including third-party intellectual property rights. Companies in the Internet, technology and media industries own, and are seeking to obtain, a large number of patents, copyrights, trademarks and trade secrets, and they are frequently involved in litigation based on allegations of infringement or other violations of intellectual property rights or other related legal rights. There may be patents issued or pending that are held by others that cover significant aspects of our technologies, products, business methods or services. Although our license agreements with licensors of premium licensed content require that the licensors have the legal right to license such content to us and give us the right to promptly remove any content that we have been notified contains infringing material, we cannot ensure that each licensor has such authorization and we may not receive notification of infringement. If any purported licensor does not actually have sufficient authorization relating to the premium licensed content or right to license a work of authorship provided to us, we may be subject to claims of copyright infringement from third parties, and we cannot ensure we can be fully indemnified by the relevant licensor for all losses we may incur from such claims.

Third parties may take action and file claims against us if they believe that certain content on our site violates their copyrights or other related legal rights. We have been subject to such claims in the PRC. From January 1, 2012 to March 31, 2013, we have been subject to 21 cases in the PRC, 13 of which have been concluded. The damages awards or settlement we paid among the lost and settled cases range from approximately RMB10,000 to RMB100,000 per case.

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

Under PRC tax laws and regulations, our PRC subsidiary, Fenghuang On-line enjoyed, or is qualified to enjoy, certain preferential income tax benefits. The Enterprise Income Tax Law, effective on January 1, 2008, or the EIT Law, and its implementation rules significantly curtail tax incentives granted to foreign-invested enterprises. The EIT Law, however (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies established before March 16, 2007 to continue to enjoy their existing tax incentives, subject to certain transitional rules, and (iii) introduces new tax incentives, subject to various qualification criteria. For example, the EIT Law permits certain “high and new technology enterprises strongly supported by the state” to enjoy a reduced enterprise tax rate of 15%. According to the relevant administrative measures, to qualify as “high and new technology enterprises strongly supported by the state,” Fenghuang On-line must meet certain financial and non-financial criteria and complete verification procedures with the administrative authorities. Continued qualification as a “high and new technology enterprise” is subject to a three-year review by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification. In the event the preferential tax treatment for Fenghuang On-line is discontinued or is not verified by the local tax authorities, and the affected entity fails to obtain preferential income tax treatment based on other qualifications such as Advanced Technology Service Enterprise, it will become subject to the standard PRC enterprise income tax rate of 25%. We cannot assure you that the tax authorities will not, in the future, discontinue any of our preferential tax treatments, potentially with retroactive effect. On April 21, 2010, the State Administration of Taxation issued Circular 157 providing additional guidance on the interaction of certain preferential tax rates under the transitional rules of the EIT Law. Prior to Circular 157, we understood that if a high and new technology enterprise, or HNTE, entity was in a tax holiday period, where it was entitled to a 50% reduction in the tax rate, and it was also entitled to the 15% HNTE preferential tax rate, then it would be entitled to pay tax at the rate of 7.5%. Circular 157 appears to have the effect that such an entity is entitled to pay taxes at either the lower of 15% or 50% of the applicable PRC tax rate (in terms of a foreign investment enterprise during transition period such as Fenghuang On-line, 22% for 2010, 24% for 2011 and 25% starting from 2012). However, to date, Beijing local-level tax bureau has not implemented Circular 157 and is holding the view that the relevant provisions may not apply to NHTEs in Science & Technology Park of Haidian District. Therefore, Fenghuang On-line was entitled to a 50% reduction of its applicable tax rate to 7.5% from 2009 to 2011. Fenghuang On-line’s income tax rate increased from 7.5% to 15% in 2012 due to the end of its tax holiday period. See “Item 10. Additional Information—E. Taxation.”

On November 16, 2011, the Ministry of Finance and the State Administration of Taxation announced the Business Tax to Value Added Tax Transformation Pilot Program, or the VAT Pilot Program. Productive service industries, such as the transportation industry and certain modern services industries, were the first in the pilot regions to implement the VAT Pilot Program. The implementation of the VAT Pilot Program began on January 1, 2012 in Shanghai and on September 1, 2012 in Beijing, and was then expanded to seven other provinces and municipalities by the end of 2012. As a result of the VAT Pilot Program, the advertising revenues and other “modern service” revenues, such as web-based game service revenues and technical service fees, earned by our entities located in Beijing are subject to value-added tax at a rate of 6%. The industries and regions to which the VAT Pilot Program applies may expand or change in the future, and the impact that any such change may have our results of operations is uncertain. The imposition of value-added tax to replace business tax may increase our tax expenses, which could materially and adversely affect our results of operations and financial condition.

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

A prolonged slowdown in the global or PRC economies may materially and adversely affect our results of operations, financial condition, prospects and future expansion plans.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is facing new challenges, including the escalation of the European sovereign debt crisis since 2011. While leading European nations have implemented a series of financial support measures, it is still unclear whether the European debt crisis can be contained and what effects it may have. Moreover, average crude oil prices in 2012 remained at historically high levels for a second year in a row, due in part to disruptions in oil production in South Sudan, Yemen, Syria and the North Sea.

Economic conditions in the PRC are sensitive to macroeconomic conditions. In part due to lower export demand resulting from slow economic recoveries in the United States and Europe and a weak economic environment in Japan, China’s GDP growth decelerated during the first three quarters in 2012. China’s year-over-year GDP growth rate for the first quarter of 2013, 7.7%, was significantly lower than the Reuters consensus forecast of 8.0% and slowed from 7.9% for the fourth quarter of 2012, due primarily to sluggish industrial output and fixed asset investment. In addition, there is uncertainty regarding the scale and the effects of a real estate bubble alleged by some to have reached a critical stage in the PRC. Since demand for our paid and advertising services are sensitive to macro-economic conditions globally and in the PRC, our business prospects may be affected by the macroeconomic environment. Any prolonged slowdown in the global or PRC economy may have a material adverse effect on our business, results of operations and financial condition, and continued turbulence in the international markets may materially and adversely affect our ability to access the capital markets to meet liquidity needs.

PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

On August 8, 2006, six PRC regulatory authorities, including the CSRC, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the 2006 M&A Rules, which were later amended on June 22, 2009. The 2006 M&A Rules establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, national security review rules issued by the PRC governmental authorities in 2011 require acquisitions by foreign investors of domestic companies engaged in military related or certain other industries that are crucial to national security to be subject to prior security review. According to the MOFCOM Security Review Rules, a security review is required for mergers and acquisitions of PRC domestic enterprises by foreign investors (i) having “national defense and security” concerns, and (ii) where the foreign investors may acquire the “de facto control” of the PRC domestic enterprises having national security concerns such as key farm products, key energy and resources, and key infrastructure, transportation, technology and major equipment manufacturing industries. Circular No.6, however, does not define the term of “key” or “major,” nor has it exhausted all the industries that may be deemed as sensitive industries subject to the security review.

We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules, security review rules, if applicable, and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Phoenix TV (BVI), a wholly owned direct subsidiary of Phoenix TV, owned 51.5% of our total issued and outstanding shares as of March 31, 2013. Moreover, all shares held by Phoenix TV (BVI) are Class B ordinary shares with 1.3 votes per share. As a result, Phoenix TV (BVI) held 58.0% of the total voting power of our ordinary shares as of March 31, 2013. Accordingly, Phoenix TV (BVI), and Phoenix TV through Phoenix TV (BVI), have substantial control over the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, and their interests may not align with the interests of our other shareholders. Phoenix TV (BVI) may take actions that are not in the best interest of us or our other shareholders and may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit our other shareholders. This significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors’ perception that conflicts of interest may exist or arise.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in Internet and mobile Internet businesses. Specifically, pursuant to the Regulations for Administration of Foreign-Invested Telecommunications Enterprises issued by the State Council on December 11, 2001 and amended on September 10, 2008, foreign ownership in an Internet content provider or other value-added telecommunication service providers may not exceed 50%. We conduct our operations in China principally through contractual arrangements among our wholly-owned PRC subsidiary, Fenghuang On-line and two consolidated affiliated entities in the PRC, namely, Yifeng Lianhe and Tianying Jiuzhou, and their respective shareholders. Yifeng Lianhe holds the licenses and permits necessary to conduct our mobile business in China, while Tianying Jiuzhou holds the licenses and permits necessary to conduct our Internet portal, video, mobile Internet business, and Internet advertising and related businesses in China. Our contractual arrangements with Yifeng Lianhe and Tianying Jiuzhou and their respective shareholders enable us to exercise effective control over these entities and hence treat them as our consolidated affiliated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Our Corporate Structure.”

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

           In August 2011, MOFCOM promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rules, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular No. 6. The MOFCOM Security Review Rules came into effect on September 1, 2011 and replaced the Interim Provisions of MOFCOM on Matters Relating to the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by MOFCOM in March 2011. According to these circulars and rules, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises having “national security” concerns. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review, MOFCOM will look into the substance and actual impact of the transaction. The MOFCOM Security Review Rules further prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that our online dating business falls into the scope subject to the security review, and there is no requirement for foreign investors in those mergers and acquisitions transactions already completed prior to the promulgation of Circular No. 6 to submit such transactions to MOFCOM for security review. As we have already obtained the “de facto control” over our variable interest entities prior to the effectiveness of these circulars and rules and our current business would not have concerns on “national defense and security” or “national security,” we do not believe we are required to submit our existing contractual arrangement to MOFCOM for security review. However, as there is a lack of clear statutory interpretation on the implementation of these circulars and rules, there is no assurance that MOFCOM will have the same view as we do when applying.

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

We are a holding company, and we may rely on dividends and other distributions on equity paid by Fenghuang On-line, our PRC subsidiary, for our cash requirements, including the funds necessary to service any debt we may incur. If Fenghuang On-line incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Fenghuang On-line currently has in place with the affiliated consolidated entities in a manner that would materially and adversely affect the ability of Fenghuang On-line to pay dividends and other distributions to us. Further, relevant PRC laws, rules and regulations permit payments of dividends by Fenghuang On-line only out of its retained earnings, if any, determined in accordance with accounting standards and regulations of China. Under PRC laws, rules and regulations, Fenghuang On-line is also required to set aside a portion of its net income each year to reserve funds and staff incentive and welfare funds. Fenghuang On-line must set aside at least 10% of after-tax income each year to reserve funds prior to payment of dividends until the cumulative fund reaches 50% of the registered capital. As for staff incentive and welfare funds, the contribution percentage is to be decided by Fenghuang On-line on its own discretion. As a result of these PRC laws, rules and regulations, Fenghuang On-line is restricted from transferring a portion of its net assets to us whether in the form of dividends. As of December 31, 2012, Fenghuang On-line’s restricted reserves totaled RMB26.9 million. These restricted reserves are not distributable as cash dividends. Any limitation on the ability of our operating subsidiary to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage or contain economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on our operations. For example, our results of operations and financial condition may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, in the past the PRC government has implemented certain measures, including increases in interest rates and the reserve requirement ratio of the People’s Bank of China, or the PBOC, to control the pace of growth. For instance, from late 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the statutory deposit reserve ratio of the PBOC and imposing commercial bank lending guidelines, which had the effect of slowing the growth of credit availability. The PBOC increased the statutory deposit reserve ratio in order to control China’s rapid growth from early 2010 to mid-2011.

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

The PRC legal system is a civil law system based on written statutes. Unlike in the common law system, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct substantially all of our business through our subsidiary and consolidated affiliates and their subsidiaries established in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of Chinese administrative and court proceedings and the level of legal protection we enjoy in China than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our employees, business partners, customers and suppliers. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

Fluctuations in exchange rates of the Renminbi could materially affect our reported results of operations.

The exchange rates between the Renminbi and the U.S. dollar, Euro and other foreign currencies is affected by, among other things, changes in China’s political and economic conditions. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi was permitted to fluctuate within a band against a basket of certain foreign currencies. As a result, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. For almost two years after July 2008, the RMB traded within a very narrow range against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase RMB exchange rate flexibility. However, it remains unclear how this flexibility might be implemented. In 2012, the RMB appreciated 0.25% against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

As we may rely on dividends and other fees paid to us by our subsidiary and affiliated consolidated entities in China, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we received from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes or commercial reasons, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. For example, the foreign currency exchange gain recorded in our statement of comprehensive income decreased significantly from RMB19.3 million for 2011 to RMB1.9 million for 2012. The decrease was mainly due to the lower RMB appreciation rate in 2012 as compared to 2011 as it applied to the majority of the net proceeds from our initial public offering that we converted into RMB and have been held by Phoenix New Media Limited whose functional currency is the U.S. dollar. Our results of operations are sensitive to changes in exchange rates of the Renminbi. Future fluctuations that are adverse to us could have a material adverse effect on our results of operation, financial condition or liquidity.

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

In utilizing the net proceeds from our initial public offering, as an offshore holding company of our PRC subsidiary and affiliated consolidated entities, we may make loans to our PRC subsidiary and affiliated consolidated entities, or we may make additional capital contributions to our PRC subsidiary. Any loans to our subsidiary or affiliated consolidated entities in China are subject to PRC regulations, registrations and/or approvals. For example, loans by us, as an offshore holding company, to our affiliated consolidated entities must be approved by the relevant government authorities and registered with the State Administration of Foreign Exchange or SAFE, or its local counterpart. If we provide loans to our PRC subsidiary, the total amount of such loans may not exceed the difference between its total investment as approved by the foreign investment authorities and its registered capital at the time of the provision of such loans. Such loans need to be registered with the SAFE which usually takes no more than 20 working days to complete. The cost of completing such registration is minimal. We may also determine to finance our PRC subsidiary by means of capital contributions. These capital contributions must be approved by MOFCOM or its local counterpart. Because the affiliated consolidated entities are domestic PRC enterprises, we are not likely to finance their activities by means of capital contributions due to regulatory issues relating to foreign investment in domestic PRC enterprises, as well as the licensing and other regulatory issues. We cannot assure you that we can obtain the required government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiary or any of the affiliated consolidated entities. If we fail to receive such registrations or approvals, our ability to use the net proceeds from our initial public offering and to fund our operations in China would be negatively affected which would adversely and materially affect our liquidity and our ability to expand our business.

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

Based on the opinion of our PRC counsel, Zhong Lun Law Firm, we understand that the aforesaid registration requirement under SAFE Circular No. 75 and the relevant implementing rules do not apply to our PRC subsidiary or our PRC resident beneficial owners due to the following reasons: (i) our company was incorporated and controlled by Phoenix TV, a Hong Kong listed company, rather than any PRC residents defined under SAFE Circular No. 75; (ii) none of the former or current shareholders of our PRC consolidated affiliated entities established or acquired interest in our company by injecting the assets of, or equity interest in, our consolidated affiliated entities; and (iii) before the public listing of our ADSs, all of our PRC resident beneficial owners obtained interest in our company through exercise of options granted to them under our employee share option plan. However, we cannot assure you that the PRC government would hold the same opinion as us, and the relevant government authorities have broad discretion in interpreting these rules and regulations. If SAFE or any of its local branches requires our PRC resident beneficial owners to register their interest in our company pursuant to SAFE Circular No 75 and the related implementing rules, we will request our PRC resident beneficial owners to make the necessary registration, filings and amendments as required. However, we cannot provide any assurances that these PRC resident beneficial owners will apply for and complete any applicable registrations, filing and amendments. The failure or inability of such PRC resident beneficial owners to do so may subject our PRC subsidiary to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Failure to comply with PRC regulations regarding the registration requirements for stock incentive plans may subject the plan participants or us to fines and other legal or administrative sanctions.

Under the applicable PRC regulations, “domestic individuals” (including PRC residents and non-PRC residents who reside in the PRC for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) who participate in an stock incentive plan in an overseas publicly-listed company are required to register with SAFE and complete certain other procedures. These participants should retain a PRC domestic agent, which can be a subsidiary of the overseas listed company in China, to handle various foreign exchange matters associated with their stock incentive plans. In addition, such domestic individuals shall also retain an overseas entrusted institution to handle matters in connection with the exercise or sale of stock options for the stock incentive plan participants. The PRC domestic agents should, on behalf of the domestic individuals, apply annually to SAFE or its competent local branches for a quota for the conversion and/or payment of foreign currencies in connection with the domestic individuals’ exercise of the employee stock options. The foreign exchange proceeds received by the domestic individuals from sale of shares under the stock incentive plans granted by the overseas listed companies must be remitted into the bank accounts in China opened by PRC domestic agents. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—SAFE Regulation on Stock Incentive Plan.” We and our employees who are “domestic individuals” participating in stock incentive plans are subject to these regulations. If we or such employees fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions.

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

The approval of MOFCOM may be required in connection with the establishment of our contractual arrangements with the affiliated consolidated entities. Our failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.

The 2006 M&A Rules also provide that approval by MOFCOM is required prior to a foreign company acquiring a PRC domestic company where the foreign company and the domestic company have the same de facto controlling person(s) that are PRC domestic individual(s) or enterprise(s). The applicability of the 2006 M&A Rules with respect to MOFCOM’s approval is unclear.

Our PRC legal counsel has advised us that an approval from MOFCOM is not required under 2006 M&A Rules for our contractual arrangements among our PRC operating subsidiary and each of the affiliated consolidated entities, based on their understanding of the current PRC laws, rules and regulations, given that our PRC operating subsidiary was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition by our company of the equity interest or assets of any “domestic company” as defined under the 2006 M&A Rules, and no provision in the 2006 M&A Rules classifies the contractual arrangements between our PRC operating subsidiary and each of the respective affiliated consolidated entities as a type of acquisition transaction falling under the 2006 M&A Rules.

However, if MOFCOM subsequently determines that its prior approval was required for our contractual arrangements with the affiliated consolidated entities, we may face regulatory actions or other sanctions from MOFCOM or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on us and the affiliated consolidated entities, require us to restructure our ownership structure or operations, limit our operations, delay or restrict sending the net proceeds from our initial public offering into China, or take other actions. These regulatory actions could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

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

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

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

This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditors. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934.

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against five PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related  to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) grants to the SEC the authority to deny, temporarily or permanently, the ability to practice before the SEC to any person who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. While we cannot predict the outcome of the SEC’s proceedings, if our independent registered public accounting firm were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to timely find another registered public accounting firm which can audit and issue a report on our financial statements, our financial statements could be determined to not be in compliance with the requirements for financial statements of public companies with a class of securities registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the New York Stock Exchange, which event would effectively terminate the trading market for our ADSs in the United States, and/or to the SEC’s revoking the registration of our Class A ordinary shares and ADSs under the Exchange Act pursuant to Section 12(j) thereof, in which event broker-dealers thereafter would be prohibited from effecting transactions in, or inducing the purchase or sale of, our common stock in the United States.

Recent press reports concerning possible increased scrutiny by Chinese authorities of the variable interest entity, or VIE, structure used by us and various other Chinese companies publicly-traded in the United States appear to have created concern among investors and caused the price of our common stock to drop, and such reports may have such an effect in the future.

We operate a VIE structure in which substantially all of our operations in China are conducted by our affiliated consolidated entities, in which we do not own any equity interest, through our contractual arrangements. In the recent past, various prominent Western news outlets reported that the PRC Ministry of Commerce and the China Securities Regulatory Commission, among other Chinese regulatory authorities, may be considering increased scrutiny or enhanced regulation of Chinese companies that use VIE structures as a means of complying with Chinese laws prohibiting or restricting foreign ownership of certain businesses in China, including businesses we are engaged in such as Internet information, content and services, online and mobile advertising, and mobile Internet and other value-added telecommunication services. Some of such news reports have also sought to draw a connection between recent widely reported accounting issues at certain Chinese companies and the use of VIE structures. Such news reports appear to have had the effect of causing significant drops in the market prices of the shares of several Chinese companies, including us, that are publicly-traded in the United States. We believe even if any such Chinese regulatory authorities were to increase scrutiny of VIE structures or adopt regulations specifically governing their use, the possibility is remote that any such scrutiny would have a material adverse impact on us or cause us to change our existing operational structure in any materially adverse way. However, it is possible that there will be such increased scrutiny or enhanced regulation in the future. In addition, while we are not aware of any causal connection between the recently reported accounting scandals and the use of VIE structures, it is possible that investors in our common stock will believe that such a connection exists. Any of such circumstances could lead to further loss of investor confidence in Chinese companies such as ours and cause fluctuations in the market prices of our common stock and, if such prices were to drop sharply, could subject us to shareholder litigation, which could cause the price for our shares to drop further.

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

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2013, we had 616,267,061 ordinary shares outstanding, including 317,325,360 Class B ordinary shares and 298,941,701 Class A ordinary shares part of which are represented by 22,671,033 ADSs. All ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding are available for sale upon the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. In addition, ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

Fenghuang On-line was established in December 2005. On December 31, 2009, Fenghuang On-line entered into a series of contractual arrangements with each of our affiliated consolidated entities, Tianying Jiuzhou and Yifeng Lianhe, and their respective shareholders to govern our relationships with the affiliated consolidated entities, at which time we became operational in our current corporate structure. These contractual arrangements allow us to effectively control the affiliated consolidated entities and to derive substantially all of the economic benefits from them. See “—C. Organizational Structure — Contractual Arrangements with Our Affiliated Consolidated Entities”.

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

Our principal executive offices are located at Sinolight Plaza, Floor 16, No. 4 Qiyang Road, Wangjing, Chaoyang District, Beijing 100102, People’s Republic of China. Our telephone number at this address is +(86) 10 6067 6000. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 20017.

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

According to iResearch, our online daily unique visitors increased from 20.0 million in December 2011 to 32.7 million in December 2012, and monthly unique visitors increased from 182.4 million in December 2011 to 261.7 million in December 2012. We have ranked fourth among all portals in China in terms of monthly effective user time spent since October 2011, according to iResearch. According to our internal data, our daily mobile page views reached 234.5 million in December 2012. We earn revenues from advertising and paid services, which accounted for 54.9% and 45.1% of our total revenues, respectively, in 2012.

Our net advertising revenues collectively accounted for 38.7%, 49.0% and 54.9% of our total revenues in 2010, 2011 and 2012, respectively. We provide advertising services through our online and video channels primarily, and to a small extent, through our mobile channel. We recognize revenues from our advertising services on a net basis, deducting the agency service fees we pay to advertising agencies. Our number of advertisers reached 502, 558 and 522 as of December 31, 2010, 2011 and 2012, respectively. Driven primarily by increases in average revenue per advertiser, or ARPA, our net advertising revenues increased from RMB204.4 million in 2010, to RMB465.8 million in 2011, and to RMB610.2 million (US$97.9 million) in 2012.

We offer a wide variety of paid services through both of our channels, including (i) mobile Internet value-added services, or MIVAS, which include our digital reading services, mobile and web-based game services and wireless value-added services, or WVAS, such as messaging-based services (SMS and MMS), as well as Internet value-added services; and (ii) video value-added services, or video VAS, which consists of our online video paid services, our mobile video paid services and video content sales. We derived 88.9% and 11.1% of our paid service revenues, respectively, from our MIVAS and video VAS in 2012. We generate the majority of our paid service revenues from our WVAS, digital reading services, mobile games and mobile video paid services by providing content to mobile device users and collecting revenue shares from the relevant mobile operator. We also earn paid service revenues in the form of fixed fees from China Mobile, for digital reading services. These offerings have driven the growth of our paid service revenues from RMB324.3 million in 2010, to RMB484.8 million in 2011, and to RMB500.8 million (US$80.4 million) in 2012.

Our Relationship with Phoenix TV

We are a subsidiary of Phoenix TV, a leading Hong Kong-based satellite TV network broadcasting Chinese language content globally and into China. Phoenix TV indirectly owned 51.5% of our ordinary shares and 58.0% of the voting power of our ordinary shares as of March 31, 2013. Fenghuang On-line and Phoenix TV entered into a cooperation agreement, or the Phoenix TV Cooperation Agreement, on November 24, 2009. Under this agreement, Fenghuang On-line and Phoenix TV agreed to certain cooperative arrangements in the areas of content, branding promotion and technology, and Phoenix TV agreed to procure, and procured, its subsidiaries, Phoenix Satellite Television Company Limited and Phoenix Satellite Television Trademark Limited, to enter into the Content License Agreements and Trademark License Agreements, respectively, with each of our affiliated consolidated entities on November 24, 2009.

We have a mutually beneficial relationship with Phoenix TV. We and Phoenix TV share a common vision of the convergence of traditional and new media channels, and work together to realize this vision. While we furnish Phoenix TV with access to our new media delivery channels, Phoenix TV enables us to display our proprietary content on its TV programs. Pursuant to the Content License Agreements, Phoenix Satellite Television Company Limited has also granted each of our affiliated consolidated entities an exclusive license to use its content on our Internet and mobile channels in China. These licenses help to distinguish our content offerings from those of other Internet and new media companies in China. We believe that our and Phoenix TV’s active promotion of one another’s brands on our respective Internet-enabled and TV platforms helps to grow our combined audience synergistically. For more information about the terms of each of the Phoenix TV Cooperation Agreement, the Content License Agreements and the Trademark License Agreements, see “—C. Organizational Structure—Our Relationship with Phoenix TV.” For more information about the risks associated with our relationship with Phoenix TV, see “Item 3 Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may not be able to receive the same level of support from Phoenix TV in the future. We could lose our exclusive license to Phoenix TV’s content, which would have a material adverse effect on our video VAS business, which accounted for 5.0% of our total revenues in 2012, and would also negatively affect our video advertising business. Together these impacts could have a material adverse effect on our business and results of operations” and “Item 3 Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—“We may have conflicts of interests with Phoenix TV and, because of Phoenix TV’s controlling interest in our company, may not be able to resolve such conflicts on terms favorable to us.”

Our Content

We strive to deliver the most up-to-date, in-depth, exclusive and thought-provoking content to our users. Content selection, editing and production are core focuses of our business. We obtain our content from four sources: third-party professional media companies, Phoenix TV, our in-house production and UGC. The content we acquire covers a wide spectrum of user-targeted subjects, including news, current affairs, finance, technology, automobiles, fashion and entertainment, among others. We believe that we have provided the earliest video and text media coverage among Chinese media companies of certain major world events. We are uniquely positioned among our peers in China to be able to distribute our content on TV. We feed a substantial amount of in-house produced content and UGC to a number of Phoenix TV’s regular prime-time programs each day. We also provide our in-house produced content and UGC to Chinese TV networks, such as Tianjin TV and Shenzhen TV, from time to time.

Third-Party Professional Content. We have entered into content licensing agreements with approximately 1,017 professional content providers in aggregate. We obtain our print content from major Chinese print media and news wires and selected international sources. Our Chinese content sources include companies such as China News Service, 21st Century News Group, Xinhua News Agency and the People’s Daily, as well as China’s top ten image providers. Our international sources include Reuters, The Associated Press and Agence France Presse, among others. The video content we source from third parties is primarily comprised of news and documentaries, which cater to our users’ preferences. We obtain our third-party video content from major Chinese television broadcasters, such as CCTV, Zhejiang Satellite TV and Beijing Satellite TV. The content that we source from professional third parties comprises the majority of the content on our website.

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

UGC. UGC adds an important interactive component to the content we deliver. We generate text UGC through our discussion forum, blog, micro-blog, light-blog, comment-posting and user survey services. We feed UGC from our discussion forums, surveys, micro-blogs, light-blog and comment postings to Phoenix TV on a number of its regular TV programs. We also maintain a “Paike” (similar to CNN’s “iReporter”) team, with more than 2,000 nation-wide paike contributors, which offers us exclusive first-hand, semi-professional video news content.

Content Editing and Production

Content editing and production are critical components of our content production process. We had a team of 503 editors as of December 31, 2012 organized generally by interest-based vertical. We believe that we possess a strong ability to select and distill compelling news stories and frame issues for our users in a distinctive way. Beyond distributing a large amount of news and information in a timely fashion, we provide independent social commentary and analyses. We edit our videos, primarily consisting of news, documentaries and interviews, into short clips. We organize our content by interest-based vertical and segment it further by featured topic. We actively combine text, image and video content and integrate interactive UGC, aimed at producing an engaging user experience.

Content Monitoring

We implement monitoring procedures to remove inappropriate or illegal content, including UGC from our discussion forum, blog, micro-blog, light-blog, comments postings and user survey services. Our content screening team consists of 52 part-time and full-time editors who are responsible for monitoring and preventing the public release of inappropriate illegal content. Text and images are screened by our content screening team, which reviews the content on a 24-hour, 3-shift basis and employs monitoring procedures, including (i) technology screening, where a text filtering system screens content based on pre-set key words and identifies suspected information; and (ii) manual review, where the content that passes the technology screening is reviewed by the content screening team and the flagged content identified by our technology is reviewed and confirmed before it can be released. For technology screening, we use an in-house developed identification system which enables us to filter UGC in order to comply with PRC regulatory requirements regarding Internet content.

Our Channels and Services

We provide our content and services through three major channels, including our online channel at ifeng.com, our video channel and our mobile channel, and also transmit our content to TV viewers, primarily through Phoenix TV. Together, these channels form a single converged platform providing integrated text, image and video content, and employing a variety of interactive formats to create a rich, personalized and hands-on experience for our users. We derive advertising revenues through our ifeng.com and video channels and, to a smaller extent, through our mobile channel. We generate paid service revenues primarily through our mobile and video channels (MIVAS and video VAS). In addition, we include revenues from Internet value-added services in our revenues from MIVAS.

Our ifeng.com Channel

Our ifeng.com channel consists of our website at ifeng.com, which comprises our interest-based verticals, interactive services and web-based game platform.

Interest-based Verticals. We currently provide over 40 interest-based verticals, each of which features integrated text, image and video content and embedded interactive services, such as user surveys and comment postings. Since ifeng.com is but one of multiple access points to our converged platform, our users can also access a significant portion of our interest-based verticals’ content through our mobile channel, including 3g.ifeng.com and MIVAS, and can view in-house produced content and UGC created on these verticals on Phoenix TV’s regular programs. Our most popular verticals include:

•          News. Through our new vertical, ifeng News, users have easy access to breaking new coverage from multiple sources and points of view. Our news vertical also features a large amount of in-depth special reports and embedded interactive services. For our special reports, we not only have dedicated teams deliver in-depth analysis and reports, but also integrated user surveys and comment postings into the featured website, which are often was transmitted to and displayed on Phoenix TV.

•          Finance. Our finance vertical, ifeng Finance, provides up-to-date information about financial news, securities and personal finance. We have formed relationships with individual industry leaders who contribute to our in-depth reports and discussions we feature on our finance vertical. We also obtain independent finance content from Phoenix TV. Our finance vertical also offers stock quotes from the major exchanges, as well as breaking news from individual listed companies.

•          Automobiles. Our automobiles vertical, ifeng Auto, offers the latest automobile-related news and information to provide car buyers and automobile enthusiasts with the most current information on automotive pricing, reviews and featured guides.

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

Web-based Game Platform. We operate third-party developed web-based games on our game platform, play.ifeng.com. Web-based games are games that can be played directly from the user’s Internet browser without downloading additional software. Currently our game platform only offers web-based games licensed from third parties. Our game portfolio includes role-playing, strategy and casual games. As of December 31, 2012, we offered a total of 48 licensed web-based games on our platform. We collect payments from game players through the sale of in-game virtual currencies and remit certain agreed-upon percentages of the proceeds to the game developers. The in-game virtual currencies are used by game players to purchase virtual items in the games. We generate revenue from selling in-game virtual currencies net of remittances to game developers and deferred until the estimated consumption date, which is typically within a short period of time after purchase of the in-game virtual currency. We include net revenues from web-based games in our MIVAS revenues.

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

Our v.ifeng.com Vertical

Our v.ifeng.com vertical offers four categories of video products and services, namely (i) free online video on demand, or VOD, (ii) live Phoenix TV broadcasts, (iii) subscription online video service and (iv) pay-per-view online video service. We organize and present video content, supplemented by text, images, user surveys and comment postings on our v.ifeng.com vertical to create a value-added user experience that we believe is richer than that of watching traditional TV. According to iResearch, our v.ifeng.com site received 73.0 million average daily page views in December 2012 and the number of average daily unique visitors to our v.ifeng.com site increased by 92.6% from 6.8 million in December 2011 to 13.1 million in December 2012. According to the company’s data, our v.ifeng.com site received 60.6 million average daily video views in December 2012.

Free Online VOD. Our free online VOD typically consist of short clips of up to five minutes of news programs, interviews, documentaries and other programs. Our VOD content is easily searchable on our website and is organized into 13 verticals of v.ifeng.com for easy browsing, including news, military affairs, documentaries, history, entertainment, movies and TV, style, vblog, VIP channel, Phoenix TV, live broadcast, and original videos.

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

Online Video Subscription and Pay-Per-View Services. Our online video subscription service enables users to watch advertisement-free premium content, such as feature-length documentaries and exclusive online Phoenix TV programming. Our online video pay-per-view service enables users to watch advertisement-free premium videos by purchasing access to particular videos on vip.v.ifeng.com. Like our online subscription videos, our pay-per-view videos also include generally longer videos of up to 20 minutes in length.

Mobile Video Subscription and Pay-Per-View Services

We offer video content through the mobile video platforms of telecom operators, primarily China Mobile and China Telecom. Users pay a monthly subscription fee for access to our video channel on the telecom operators’ platforms or pay on a per-clip pay-per-view basis, and we share the fees charged for such services with the telecom operators. Mobile users who access our videos on the telecom operators’ platforms either by subscription or on a pay-per-view basis pay a fixed fee, which is generally cheaper than paying for the amount of data downloaded.

Video Content Sales

We sublicense video content that we obtain from Phoenix TV to third parties, including third party websites or other Internet or mobile media companies, for various terms as specified in our agreements with these parties.

Our Mobile Channel

Our mobile channel consists of our 3g.ifeng.com mobile website, most of our MIVAS and mobile applications. MIVAS paid services in our mobile channel include digital reading services, mobile game services and WVAS. Users can access our mobile content and MIVAS directly from their mobile phones: (i) on our mobile Internet website, 3g.ifeng.com; (ii) from a mobile operator’s platform; (iii) by downloading our applications or by opening a pre-installed application on their mobile devices.

We provide and market our MIVAS through cooperation with mobile operators as well as various mobile device manufacturers, Internet sites, technology and media companies. Our MIVAS are tailored to the technical requirements and billing systems of mobile operators, through whom we deliver all of such MIVAS paid services. These operators specially recommend certain of our MIVAS to their subscribers and have featured our brand in their promotions.

3g.ifeng.com

Our 3g.ifeng.com website is a modified version of our ifeng.com site reformatted for use on mobile devices and tailored to the preferences of our mobile users. As part of our converged platform, 3g.ifeng.com allows our users to access quality ifeng.com and v.ifeng.com content while they are on-the-go. According to our internal data, our 3g.ifeng.com mobile Internet site received 234.5 million average daily page views in December 2012. Similar to ifeng.com, our 3g.ifeng.com features an array of interest-based and interactive verticals, as well as a mobile video site for watching free mobile VOD.

MIVAS

As part of our converged platform, MIVAS provide a convenient means for our users to access our quality content, for example through our digital reading services, while they are on-the-go. Our MIVAS consist mainly of the following product lines:

Digital Reading Services.

•          Mobile Newspaper Service. We edit content from our content library to deliver mobile newspapers to mobile users of China Mobile, China Telecom and China Unicom via MMS. Our mobile newspapers provide periodicals in digital form reformatted for convenient viewing on mobile devices. China Mobile’s VIP subscribers can receive our mobile newspaper service as part of their subscription and other mobile users can subscribe to this service independently through any one of the three mobile operators.

•          Digital Books Service. We currently offer books and other publication content to customers of China Mobile through its digital reading platform. We also offer books and other publication content through our digital reading vertical at 3g.ifeng.com and through our digital reading applications.

Mobile Game Services. We currently offer approximately 151 mobile social games through China Mobile’s, China Unicom’s and China Telecom’s gaming platforms, which allow users to download our programs using GPRS and 3G technologies.

WVAS. We also provide wireless value-added services, or WVAS, as part of our MIVAS offerings through various 2G and 2.5G standard technology platforms. We offer the following WVAS:

•          SMS-based Services. We offer chat and other community services, television interactive features, such as surveys, as well as quizzes and games.

•          Music Services. We provide personal ring-back tones, or RBT, services, including a variety of entertaining content, such as pre-recorded messages, movie dialogues and soundtracks, and full-length songs, through the Music Platforms operated by China Mobile, China Telecom and China Unicom.

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

We also include net revenues from web-based games in our MIVAS revenues. See “— Our ifeng.com Channel— Web-based Games Platform”

Mobile Applications

We offer a wide range of mobile applications for different mobile devices, including but not limited to:

•          ifeng Video (formerly named “Phoenix Mobile Station”), which provides video news and other video content;

•          ifeng News (formerly named “Phoenix News”), which provides news in the form of text and image;

•          ifeng FM, which provides audio news and other audio content;

•          ifeng Book, which provides digital format books licensed from third-party publishers;

•          ifeng Weekly (formerly named “Phoenix Weekly”), which provides a collection of digital version magazines.

As of December 31, 2012, two of our most popular news applications, ifeng News and ifeng Video had been downloaded over 25 million times in total.

Summary of Our Service Offerings

The following table sets forth our paid service offerings in each of our ifeng.com, video and mobile channels and the percentage contribution of our various paid services to our paid service revenues and revenues in 2012.

Paid Service Offerings(1)	% of Paid Service Revenues	% of Total Revenues
MIVAS	88.9%	40.1%
WVAS, digital reading services, mobile game services and web-based games
Video VAS	11.1%	5.0%
Online video paid services, mobile video paid services and video content sales

(1)                  With respect to our paid services: (i) Tianying Jiuzhou conducts MIVAS and video VAS and (ii) Yifeng Lianhe conducts MIVAS.

Advertising Services

We provide advertising services primarily through our online and video channels and, to a smaller extent, through 3g.ifeng.com and our mobile applications in our mobile channel. Our advertising team consists of direct sales, agency sales, customer support, advertising design and production, resource management, advertising strategy and sales promotion and other functions. Our sales team is overseen by our vice president of advertising sales.

As is typical in China’s online advertising industry, we primarily enter into advertising service contracts through third-party advertising agencies. We mainly charge our advertisers based on the duration of their advertising exposure. Prices for advertisements on our website are fixed under our advertisement contracts, typically at a discount to our listing prices. Although our advertising services are primarily on our ifeng.com and video channels at present, we expect our advertising services on our mobile channel to continue to increase going forward. In addition to advertising services we offer on our ifeng.com, video and mobile channels, we also, together with Phoenix TV, provide bundled new media and TV advertising solutions to certain of Phoenix TV’s advertisers.

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

We have a diverse advertising client base, including both Chinese and international brand advertisers. Our number of advertisers reached 502, 558 and 522 as of December 31, 2010, 2011 and 2012, respectively. Our top ten advertisers accounted for 22.6% of our total advertising revenues in 2012. Our advertisers generally are in the automobile, food & beverages, e-commerce, financial services, medical services, IT products, cosmetic products, luxury brands, airline, health care, education and communication services industries.

Our Account Execution Personnel

We have a dedicated team of account execution personnel who perform a series of review procedures on our advertising material before we display such material on our platform interfaces. This team checks advertisements for form and reviews them to ensure that they do not contain any racial, violent, pornographic or other inappropriate content. This team also verifies that advertisers have provided relevant government approvals if their advertisements are subject to special government requirements.

Marketing and Promotion

We employ a variety of traditional and online marketing programs and promotional activities to build our brand as part of our overall marketing strategy. We focus on building brand awareness and growing our user base through proactive public relations and innovative and interactive marketing activities and events, such as our Chinese Business Leaders Annual Awards Ceremony. We and Phoenix TV also actively promote one another’s brand on our respective Internet and TV platforms as part of our mutual promotion arrangement included in the Phoenix TV Cooperation Agreement.

We believe that our distinguished content and high-quality services lead to strong word-of-mouth promotion, which drives consumer awareness of our brand in China. In addition, our engagement in philanthropic activities, such as our Annual Forever Happiness Charity Gala Dinner, helps associate our brand with social responsibility.

Seasonality

Seasonal fluctuations and industry cyclicality have affected, and are likely to continue to affect, our business. We generally generate less revenue from brand advertising sales and paid services revenues during national holidays in China, in particular during the Chinese New Year holidays in the first quarter of each year. We typically generate higher net advertising revenues in the fourth quarter due to greater advertising spending by our advertisers near the end of each calendar year when they spend the remaining portions of their annual budgets. In addition, advertising spending in China has historically been cyclical, reflecting overall economic conditions as well as the budgeting and buying patterns of our advertisers. Our rapid growth has lessened the impact of the seasonal fluctuations and cyclicality. However, we expect that the seasonal fluctuations and cyclicality to cause our quarterly and annual operating results to fluctuate. See “Item D. Risk Factors — Risks Relating to Our Business and Industry—Our quarterly revenues and operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.”

Product Development

In 2012, we continued to improve our advertising solution products as well as focus on improving our convergence model across PC, mobile and TV in order to provide our users easier access to our premium content through any device. In particular, we continued to introduce and improve our mobile applications and strengthened commercial products in certain of our verticals. For example, we launched database products under our fashion and finance verticals. We also revamped the home pages for our video vertical and 3g.ifeng.com in 2012. In 2010, 2011 and 2012, our total technology and product development expenses, including related share-based compensation expenses, were RMB31.0 million, RMB69.0 million and RMB91.3 million (US$14.7 million), repectively.

Infrastructure and Technology

Our technology platform has been designed for reliability, speed, scalability and flexibility and is administered by our in-house technology department. We have access to a network of approximately 2,000 self-owned and leased servers across China mainland, Hong Kong and North America with power supply and power generator backup. We have developed our server operations based on a LAMP structure, a solution stack of free, open source and easily adaptable software, which has allowed us to lower software related investment and enhance our network reliability. We employ a self-developed network management system and a third-party web performance monitoring service to ensure our service quality. We monitor the traffic on our CDN nodes, as well as our network equipment, service equipment and system status. We also monitor traffic levels on our end user service platform in order to regularly improve the quality of our service.

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

Bandwidth Saving Technology. Our CDN allows us to provide ample bandwidth to our users, thereby enhancing their user experience. Our CDN system is comprised of our self-developed CDN and a commercial CDN, which allows us to ensure bandwidth for users located in remote areas on an efficient and cost-effective basis. We have established approximately 30 CDN nodes across with telecommunication operators.

Integration with Phoenix TV. The integration of our and Phoenix TV’s content management systems allows us to directly access Phoenix TV’s programs digitally, in addition to our access via satellite signal, and to expedite the transmission of our content to Phoenix TV.

Data Analysis Technology. We have greatly enhanced our data analytical system, which collects, tracks and analyzes product usage data, on an anonymous basis, to improve our services. This system possesses flexible mechanics for organizing and analyzing data, and is relatively low cost.

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

While we believe that our integrated platform business model and targeted user base is unique, on the whole, from other companies in China, we compete with other content and service providers in each of our individual channels for user traffic, advertising revenue and fee-based services. In online content and service provision, we compete primarily with NetEase.com, Inc., Sina Corporation, Sohu.com Inc. and Tencent Technology Limited (QQ.com). In video, we compete with a number of online video companies, including Youku Tudou Inc., iqiyi.com, Sohu video, QQ video, PPlive.com, PPS.com and China Network Television, or CNTV. In mobile Internet, we primarily compete against 3G Menhu, A8.com, and Kong Zhong Corporation, as well as the mobile businesses of the large Chinese Internet companies Sina Corporation and Tencent Technology Limited (3G.QQ.com). For overseas Chinese users, we compete with Wenxuecity.com and Duowei News in the United States and Yahoo!Qimo in Taiwan.

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

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. We also enter into confidentiality, non-compete and invention assignment agreements with our employees and consultants and nondisclosure agreements with selected third parties. We had 35 PRC software registrations and owned four domain names, including ifeng.com, as of March 31, 2013.

Tianying Jiuzhou currently owns 19 PRC registered trademarks, five of which were transferred from Phoenix Satellite Trademark Limited. We have also designed proprietary logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2013, Tianying Jiuzhou had submitted 97 registration applications relating to 10 logo designs, and Yifeng Lianhe had submitted 20 registration applications relating to three logo designs, to the PRC Trademark Office. Yifeng Lianhe does not currently have any registered trademarks and both of our affiliated consolidated entities continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited. Therefore we are currently not in compliance with a notice of the MIIT which requires ICP License-holders to own the trademarks used in their value-added telecommunications businesses. For information about the risks related to our use of licensed trademarks and our plans to remedy such risks, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our consolidated affiliated entities and their respective shareholders do not own the trademarks used in their value-added telecommunications services, which may subject them to revocation of their licenses or other penalties or sanctions.”

Employees

We had approximately 836, 1,285 and 1,478 employees as of December 31, 2010, 2011 and 2012, respectively. Our number of employees has grown significantly to accommodate the growth of our business. The table below sets forth the number of employees categorized by function as of December 31, 2012:

Function	Number of Employees
Management and administration	139
Content development	503
Mobile products and services	148
Technology and product development	243
Sales and marketing	445
Total	1,478

As of December 31, 2012, we had 1,297, 51 and 56 employees located in Beijing, Shanghai and Guangzhou, respectively, and 74 employees located in other locations in China. Currently we do not have any employees located outside of China.

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

Facilities

Our executive office is located at Sinolight Plaza, Floor 16, No. 4 Qiyang Road, Wangjing, Chaoyang District, Beijing 100102, People’s Republic of China. We maintain a number of offices in Beijing, Shanghai and Guangzhou under leases with terms ranging from one to five years.

The following table describes each of our major offices as of December 31, 2012:

Location	Space (in square meters)	Usage of Property	Expiration Dates
Beijing	14,999	Office	June 30, 2017
Beijing	2,410	Office	October 14, 2016
Beijing	2,243	Office	November 24, 2013
Beijing	1,080	Office	March 29, 2014
Guangzhou	552	Office	October 14, 2014
Shanghai	500	Office	May 31, 2014

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

Tianying Jiuzhou currently owns 19 PRC registered trademarks five of which were transferred to it from Phoenix Satellite Trademark Limited. We have also designed proprietary logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2013, Tianying Jiuzhou had submitted 97 registration applications relating to ten logo designs, and Yifeng Lianhe had submitted 20 registration applications relating to three logo designs, to the PRC Trademark Office. Yifeng Lianhe does not currently have any registered trademarks, and both of our affiliated consolidated entities continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited. Therefore we are currently not in compliance with the MIIT 2006 Notice.

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

Regulation of Online Transmission of Audio-Visual Programs

On July 6, 2004, SARFT promulgated the Measures for the Administration of Publication of Audio-Visual Programs through the Internet or Other Information Networks, or the 2004 Internet A/V Measures, which apply to activities relating to the opening, broadcasting, integration, transmission or download of audio-visual programs via the Internet or other information networks. An applicant who engages in the business of transmitting audio-visual programs must obtain a license from GAPPRFT in accordance with its category of business, including receiving terminals, transmission networks and other items. Foreign-invested enterprises are not allowed to engage in the above business. Pursuant to the Certain Decisions on the Entry of the Non-State-owned Capital into the Cultural Industry, and the Several Opinions on Canvassing Foreign Investment into the Cultural Sector promulgated in 2005 non-State-owned capital and foreign investors are not allowed to conduct the business of transmitting audio-visual programs via an information network.

On December 20, 2007, SARFT and MII jointly promulgated the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, which came into effect on January 31, 2008. The Audio-Visual Program Provisions apply to the provision of audio-visual program services to the public via the Internet (including mobile network) in China. Providers of Internet audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by GAPPRFT or complete certain registration procedures with GAPPRFT. Providers of Internet audio-visual program services are generally required to be either State-owned or State-controlled by the PRC government, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for Internet audio-visual program service determined by GAPPRFT. In a press conference jointly held by SARFT and MII to answer questions with respect to the Audio-Visual Program Provisions in February 2008, SARFT and MII clarified that providers of Internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to register their business and continue their operation of Internet audio-visual program services so long as such providers have not been in violation of laws and regulations.

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

In order to comply with these laws and regulations, Tianying Jiuzhou submitted an application to GAPPRFT for the License for the Online Transmission of Audio-Visual Programs. However, we have not been granted such license as to the date of this annual report and cannot assure you that we may be able to obtain one. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our lack of an Internet audio-visual program transmission license may expose us to administrative sanctions, including the banning of our video VAS, non-paid video services and video advertising services, which could materially and adversely affect our business and results of operation.”

Regulation of Foreign Television Programs and Satellite Channels

Broadcast of foreign television programs is strictly regulated by GAPPRFT. On August 11, 1997, the State Council promulgated the Administrative Regulations on Television and Radio, under which any foreign television drama or other foreign television program to be broadcast by television or radio stations is subject to the prior inspection and approval by GAPPRFT or its authorized entities. On June 18, 2004, SARFT promulgated the Administrative Measures on the Landing of Foreign Satellite Television Channels, pursuant to which foreign satellite televisions channels can only be broadcast in three-star (or above) hotels for foreigners or departments exclusively for the residence of foreigners or other specific areas, and prior broadcasting approval for such limited landing must be obtained from GAPPRFT.

In addition, on September 23, 2004, SARFT promulgated the Administrative Regulations on the Introduction and Broadcasting of Foreign Television Programs, pursuant to which only organizations designated by GAPPRFT are qualified to apply to GAPPRFT or its authorized entities for introduction or broadcasting of foreign television dramas or foreign television programs. Approval of such application is subject to the general plan of GAPPRFT and the contents of such foreign television dramas or programs may not in any way threaten the national security or violate any laws or regulations.

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

A substantial portion of the audio-visual programs and content on our website are closely linked to or are online versions of the TV content of Phoenix TV and we currently do not have any approval from GAPPRFT for introducing and broadcasting foreign television programs into China and cannot assure you that we may be able to obtain such approval if required to do so. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain GAPPRFT’s approval for introducing and broadcasting foreign television programs could have a material adverse effect on our ability to conduct our business.”

Regulation of the Production of Radio and Television Programs

On July 19, 2004, SARFT promulgated the Regulations on the Administration of Production of Radio and Television Programs, or the Radio and TV Programs Regulations, which came into effect as of August 20, 2004. Under the Radio and TV Programs Regulations, any entities that engage in the production of radio and television programs are required to apply for a license from GAPPRFT or its provincial branches. Entities with the Permit for Production and Operation of Radio and TV Programs must conduct their business operations in strict compliance with the approved scope of production and operation. Furthermore, entities other than radio and TV stations are strictly prohibited from producing radio and TV programs covering contemporary political news or similar subjects and columns.

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

The Administration Rules of Publication of Electronic Publication Rules, or the Electronic Publication Rules, regulate the production, publishing and importation of electronic publication in the PRC and outline a licensing system for business operations involving electronic publishing. Under the Electronic Publication Rules and other regulations issued by GAPP, online games are classified as a type of electronic production and publishing of online games is required to be done by licensed electronic publishing entities with standard publication codes. If a PRC company is contractually authorized to publish foreign electronic publications, it must obtain the approval of, and register the copyright license contract with, GAPPRFT.

Pursuant to the Tentative Measures on Internet Publication, or the Internet Publication Measures, jointly promulgated by MII and GAPP and effective on August 1, 2002, Internet publishers must secure approval, or the Internet Publication license, from GAPP to conduct Internet publication activities, including operating of online games.

On September 28, 2009, GAPP and the National Office of Combating Pornography and Illegal Publications jointly published a circular prohibiting foreign investors from investing and engaging in the operation of online games services by any forms of wholly foreign-owned enterprise, Sino-foreign joint-venture or cooperation. Under this notice, foreign investors cannot control and participate in the operation of online games services provided by domestic companies in any indirect forms, such as incorporating other joint-ventures, signing relevant agreements, or providing technical supports. This circular further states that all the online games must be screened by GAPPRFT through advanced approvals before they are operated online, and any updated online game versions or any change to the online games are subject to further approvals before they can be operated online.

On June 4, 2009, the MOC and MOFCOM jointly issued the Notice on Strengthening the Administration of Online Game Virtual Currency, or the Virtual Currency Notice, to regulate the trading of online game virtual currencies. The Virtual Currency Notice defines the meaning of virtual currency and places a set of restrictions on the trading and issuance of virtual currency. The Virtual Currency Notice also reiterates that virtual currency can only be provided to users in exchange for an RMB payment and can only be used to pay for virtual goods and services of the issuers.  In addition, the Virtual Currency Notice states that online game operators are not allowed to give out virtual items or virtual currency through lottery-base activities, such as lucky draws, betting or random computer sampling, etc., in exchange for user’s cash or virtual money. We provide extra free virtual currencies to game users as they buy virtual currencies from us. For more information regarding regulatory risks related to our online games business, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain or maintain all applicable permits and approvals, or fail to comply with PRC regulations, relating to online games, our ability to conduct our online game business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions.”

On June 3, 2010, the MOC issued the Provisional Regulations for the Administration of Online Games, which applies to business activities relating to online game development and operation and virtual currencies issuance and trading. Pursuant to this regulation, business entities are required to obtain an Online Culture Operating Permit prior to commencing their online game operation. Game operators must file separate applications for virtual currencies issuance and trading. Regarding virtual currencies trading, game operators can only issue virtual currencies in exchange of service they provide themselves rather than trading for service or products of the third parties. Game operators cannot appropriate advance payments from players. Game operators are not allowed to provide trading service of virtual currencies to minors. Records of all transactions in the accounts shall be kept for minimum 180 days.

On November 20, 2006, the MOC issued Several Suggestions on the Development and Administration of the Internet Music, or the Suggestions, which became effective on November 20, 2006. The Suggestions, among other things, reiterate the requirement for Internet service providers to obtain an Online Culture Operating Permit to operate any business involving Internet music products. In addition, foreign investors are prohibited from operating Internet culture businesses. However, the laws and regulations on Internet music products are still evolving, and there have not been any provisions stipulating whether or how music videos will be regulated by the Suggestions.

On August 18, 2009, the MOC issued the Notice on Strengthening and Improving the Content Review of Online Music. According to this notice, only “Internet culture operating entities” approved by the MOC may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. Online music content shall be reviewed by or filed with the MOC. Internet culture operating entities should establish a strict system for self-monitoring online music content and set up a special department in charge of such monitoring.

Both Tianying Jiuzhou and Yifeng Lianhe are currently operating online games businesses. Tianying Jiuzhou also provides Internet music products on our website. As of the date of this annual report, Tianying Jiuzhou has been granted the Online Culture Operating Permit with a permitted scope including the operation of online music, art and entertainment products, online game products (including virtual currencies for online games), art products, play performance, animation products and organization of exhibition or race of the online cultural products. Tianying Jiuzhou has also obtained an Internet Publication License from GAPPRFT with respect to books and periodicals published on the Internet, including the mobile Internet, and online and mobile games. Yifeng Lianhe, which generates a small amount of our online game service revenues, is in the process of applying for an Internet Publication License. For more information regarding regulatory risks of our online games business, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain or maintain all applicable permits and approvals, or fail to comply with PRC regulations, relating to online games, our ability to conduct our online game business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions.”

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

In order to comply with these laws and regulations, we submitted an application to SCIO for the Internet news license. However, we have not been granted such license as of the date of this annual report and cannot assure you that we may be able to obtain one. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services that provide political news or to cease the Internet access services provided by third parties to us.” In 2012, 56.8% of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties.

Regulation of Internet Publication

GAPPRFT is the government agency regulating publishing activities in the PRC. On June 27, 2002, MII and GAPP jointly promulgated the Tentative Administration Measures on Internet Publication, or the Internet Publication Measures, which took effect on August 1, 2002. The Internet Publication Measures require Internet publishers to secure approval, or the Internet Publication License, from GAPPRFT to conduct Internet publication activities. The term “Internet publication” is defined as an act of online dissemination where Internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, and other sources that have already been formally published or works that have been made public in other media) which they then post on the Internet or transmit via the Internet for browsing, use or downloading by the public. The Internet Publication Measures also provide the detailed qualifications and application procedures for obtaining an Internet Publication License.

User generated content, the programs we select, produce and/or edit for users’ browsing, reading or downloading or our online games may be deemed a kind of “Internet publication” and the relevant authority could require us to obtain an Internet Publication License. Tianying Jiuzhou has obtained an Internet Publication License from GAPPRFT, however, Yifeng Lianhe is in the process of applying for this license. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain or maintain all applicable permits and approvals, or fail to comply with PRC regulations, relating to online games, our ability to conduct our online game business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions.”

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

Regulation of Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits the infringement of such rights. In recent years, PRC government authorities have passed regulations on Internet use to protect personal information from unauthorized disclosure. The Internet Measures prohibit an ICP service operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Pursuant to the BBS Measures, ICP service operators that provide electronic messaging services must keep users’ personal information confidential and must not disclose such personal information to any third party without the users’ consent, unless required by law. The regulations further authorize the relevant telecommunications authorities to order ICP service operators to rectify unauthorized disclosures. ICP service operators are subject to legal liability if unauthorized disclosure results in damages or losses to users. The PRC government, however, has the power and authority to order ICP service operators to turn over personal information if an Internet user posts any prohibited content or engages in illegal activities on the Internet. Pursuant to the Information Protection Decision issued by the Standing Committee of the National People’s Congress of the PRC, any organization or person is prohibited from selling or illegally providing individual citizens’ electronic information to others. The Information Protection Decision further states that Internet service providers and other enterprises and institutions must keep users’ personal information that is gathered in the course of their business activities confidential and any violations of the regulations may subject such companies to penalties such as warnings, fines, confiscation of its unlawful income, revocation of licenses or shutdown of their websites.

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

Regulation of Internet Copyrights

In order to address copyright issues relating to the Internet, the PRC Supreme People’s Court adopted the Interpretations on Some Issues Concerning Applicable Laws for Trial of Disputes over Internet Copyrights, or the Interpretations. The Interpretations establish joint liability for Internet service providers if they participate in, assist in or abet infringing activities committed by any other person through the Internet, are aware of infringing activities committed by their website users through the Internet or fail to remove infringing content or take other action to eliminate infringing consequences after receiving warning with evidence of such infringing activities from the copyright holder. In addition, Internet service providers will be held liable for copyright infringement if they knowingly upload, transmit or provide any methods, equipment or materials which are intended to bypass or disrupt circumvention technologies designed to protect copyrights of other people. Upon request, the Internet service providers should provide the copyright holder with the registration information of the alleged violator for claiming the infringing liabilities, provided that such copyright holder has produced relevant evidence of identification, copyright ownership and infringement. Where the Internet service provider takes measures to remove the infringing content after receiving warning from the copyright holder with good evidence, the court will not support the claim of the alleged violator against such Internet service provider for breach of contract. According to the Copyright Law, an infringer must be subject to various consequences, which include stopping the infringement, eliminating the damages, apologizing to the copyright owners and compensating the loss of copyright owners. The Copyright Law further provides that the infringer shall compensate the actual loss suffered by the copyright owner. If the actual loss of the copyright owner is difficult to determine, the illegal income received by the infringer as a result of the infringement shall be deemed as the actual loss or if such illegal income is difficult to be determine, the court may decide the amount of the actual loss up to RMB500,000.

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

Regulation of Foreign Exchange Control and Administration

Under the Foreign Exchange Administration Rules, Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. As for capital account items, such as direct investments, loans, security investments and the repatriation of investment returns, however, the conversion of foreign currency is still subject to the approval of, or registration with, SAFE or its competent local branches. SAFE approval is not necessary for the conversion of Renminbi for foreign currency payments for current account items except as otherwise explicitly provided by laws and regulations. Under the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, enterprises may only buy, sell or remit foreign currencies at banks that are authorized to conduct foreign exchange business after the enterprise provides valid commercial documents and relevant supporting documents and, in the case of certain capital account transactions, after obtaining approval from SAFE or its competent local branches. If we provide loans to our PRC subsidiary, the total amount of such loans may not exceed the difference between its total investment as approved by the foreign investment authorities and its registered capital at the time of the provision of such loans. Such loans need to be registered with the SAFE, which usually takes no more than 20 working days to complete. The cost of completing such registration is minimal. Capital investments by enterprises outside of the PRC are subject to further limitations, which include approvals by MOFCOM, SAFE and the National Development and Reform Commission, or their respective competent local branches.

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

We understand that the aforesaid registration requirement under SAFE Circular No. 75 and the relevant implementing rules do not apply to our PRC subsidiary or our PRC resident beneficial owners due to the following reasons: (i) our company was incorporated and controlled by Phoenix TV, a Hong Kong listed company, rather than any PRC residents defined under SAFE Circular No. 75, (ii) none of the former or current shareholders of our PRC consolidated affiliated entities established or acquired interest in our company by injecting the assets of, or equity interest in, our consolidated affiliated entities, and (iii) before the public listing of our ADSs all of our PRC resident beneficial owners obtained interest in our company through exercise of options granted to them under our share incentive plan. However, we cannot assure you that SAFE or its local branch would hold the same opinion with us and the relevant government authorities have broad discretion in interpreting these rules and regulations. See “Item 3. Key Information—D. Risk Factors—Risk Relating to Doing Business in China—If the PRC government finds that our PRC beneficial owners are subject to SAFE registration requirement under SAFE Circular No. 75 and the relevant implementing rules and our PRC beneficial owners fail to comply with such registration requirements, it may subject these PRC beneficial owners to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise materially and adversely affect us.”

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

Regulation of Overseas Listings

On August 8, 2006, six PRC regulatory agencies, namely, MOFCOM, the State Assets Supervision and Administration Commission, the State Administration for Taxation, SAIC, CSRC and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended in June 22, 2009. The M&A Rules purport, among other things, to require that offshore special purpose vehicles, or SPVs, that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. While the application of the M&A Rules remains unclear, our PRC counsel has advised us that based on its understanding of the current PRC laws, rules and regulations and the M&A Rules, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ADSs on the NYSE because we have not acquired any equity interest or assets of a PRC domestic company owned by PRC companies or individuals, as defined under the M&A Rules, that are our beneficial owners after the effective date of the M&A Rules.

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

C.                                    Organizational Structure

Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our subsidiaries, consolidated affiliated entities and their subsidiaries:

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

We do not have any equity interests in Tianying Jiuzhou or its subsidiaries or Yifeng Lianhe. However, as a result of these contractual arrangements, we are the primary beneficiary of each of Tiangying Jiuzhou and Yifeng Lianhe and account for them as our consolidated affiliated entities under U.S. GAAP. Outstanding equity interests in Tiangying Jiuzhou and Yifeng Lianhe are held by Haiyan Qiao and Ximin Gao, and Yinxia Liu and Yansheng He, respectively. Mssrs. Qiao, Gao and He are all current employees of our company and have each been employed by us for approximately ten years. Ms. Liu is an employee of Zhongcheng Letian Property Development Company, a company founded by the chairman of Phoenix TV, Mr. Changle Liu. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of the affiliated consolidated entities may have potential conflicts of interest with us.”

We have consolidated the financial results of each of Tianying Jiuzhou and its subsidiaries and Yifeng Lianhe in our consolidated financial statements in accordance with U.S. GAAP. In 2012, Tianying Jiuzhou and its subsidiaries accounted for 87.7% of our total revenues, and Yifeng Lianhe accounted for 11.8% of our total revenues.

Overview of the Contractual Arrangements

The contractual arrangements among Fenghuang On-line, the affiliated consolidated entities and the shareholders of the affiliated consolidated entities enable us to:

•          receive substantially all of the economic benefits from Tianying Jiuzhou and its subsidiaries and Yifeng Lianhe in consideration for the technical and consulting services provided and intellectual property rights licensed by Fenghuang On-line;

•          exercise effective control over Tianying Jiuzhou and its subsidiaries and Yifeng Lianhe; and

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

Pursuant to the technical service agreements, the affiliated consolidated entities have each agreed to pay to Fenghuang On-line an amount equal to a certain percentage of their respective annual revenues, plus a special service fee for certain services rendered by Fenghuang On-line at the request of the relevant affiliated consolidated entity. However, the technical service agreements also provide that notwithstanding such agreement as to payment, the actual amount of the service fee may be adjusted upon mutual agreement of the parties. Historically, the affiliated consolidated entities have deducted relevant costs and expenses from the amount that is subject to the service fee payment. In 2010, 2011 and 2012, the affiliated consolidated entities transferred technical service fees of RMB114.5 million, RMB192.6 million and RMB186.0 million (US$29.9 million), respectively, to Fenghuang On-line and its subsidiary.

The technical service agreements also transfer all of the economic benefit of intellectual property created by the affiliated consolidated entities to Fenghuang On-line. To the extent that the affiliated consolidated entities jointly develop business-related technologies with Fenghuang On-line or are entrusted by Fenghuang On-line to develop business-related technologies, the ownership and patent application rights for such technologies are vested in Fenghuang On-line. To extent that the affiliated consolidated entities develop business-related technologies independently, the affiliated consolidated entities are required to promptly notify Fenghuang On-line of such technologies, and Fenghuang On-line has the right to purchase each such technology for RMB1 or the minimum purchase price permitted by then applicable law, or otherwise has priority rights with respect to any transfer or license of such technologies. In addition, Fenghuang On-line controls the patent applications of any business-related technologies created by the affiliated consolidated entities.

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

Our Relationship with Phoenix TV

We are currently a subsidiary of Phoenix TV, the leading Hong Kong-based satellite TV network broadcasting Chinese language content globally and into China. Phoenix TV owned 51.5% of our outstanding ordinary shares and 58.0% of the voting power of our ordinary shares as of March 31, 2013. Phoenix TV first reported its new media business as one of its business segments in its annual report submitted to the Hong Kong Stock Exchange for the year ended December 31, 2007. Fenghuang On-line entered into a cooperation agreement with Phoenix TV, or the Phoenix TV Cooperation Agreement on November 24, 2009. Under this agreement Fenghuang On-line and Phoenix TV agreed to certain cooperative arrangements in the areas of content, branding, promotion and technology and Phoenix TV agreed to procure and procured its subsidiaries, Phoenix Satellite Television Company Limited and Phoenix Satellite Television Trademark Limited, to enter into the Content License Agreements and Trademark Licenses Agreements, respectively, with each of our affiliated consolidated entities on November 24, 2009.

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

Pursuant to the Content License Agreements, Phoenix TV has also granted each of our affiliated consolidated entities an exclusive license to use its content on our Internet and mobile channels in China. These exclusive content licenses help to distinguish our content offerings from those of other Internet and new media companies in China and make a material contribution to our business, in particular, to our video VAS business, which accounted for 5.0% of our total revenues in 2012, and, indirectly, to our video advertising business.

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

According to iResearch, our online daily unique visitors increased from 20.0 million in December 2011 to 32.7 million in December 2012, and monthly unique visitors increased from 182.4 million in December 2011 to 261.7 million in December 2012. We have ranked fourth among all portals in China in terms of monthly effective user time spent since October 2011, according to iResearch. According to our internal data, our daily mobile page views reached 234.5 million in December 2012. We earn revenues from advertising and paid services, which accounted for 54.9% and 45.1% of our total revenues, respectively, in 2012.

Our net advertising revenues collectively accounted for 38.7%, 49.0% and 54.9% of our total revenues in 2010, 2011 and 2012, respectively. We provide advertising services through our online and video channels primarily, and to a small extent, through our mobile channel. We recognize revenues from our advertising services on a net basis, deducting the agency service fees we pay to advertising agencies.  Our number of advertisers reached 502, 558 and 522 as of December 31, 2010, 2011 and 2012, respectively. Driven primarily by increases in average revenue per advertiser, or ARPA, our net advertising revenues increased from RMB204.4 million in 2010, to RMB465.8 million in 2011 and to RMB610.2 million (US$97.9 million) in 2012.

We offer a wide variety of paid services through both of our channels, including (i) mobile Internet and value-added services, or MIVAS, which include our digital reading services, mobile and web-based game services and wireless value-added services, or WVAS, such as messaging-based services (SMS and MMS), as well as Internet value-added services; and (ii) video value-added services, or video VAS, which consists of our online video paid services, our mobile video paid services and video content sales. We derived 88.9% and 11.1% of our paid service revenues, respectively, from our MIVAS and video VAS in 2012. We generate the majority of our paid service revenues from our WVAS, digital reading services, mobile games, and mobile video paid services by providing content to mobile device users and collecting revenue shares from the relevant mobile operator. We also earn paid service revenues in the form of fixed fees from China Mobile, for digital reading services. These offerings have driven the growth of our paid service revenues from RMB324.3 million in 2010, to RMB484.8 million in 2011 and to RMB500.8 million (US$80.4 million) in 2012.

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

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the financial statements of us, our subsidiaries, our consolidated affiliated entities, and the subsidiaries of one of our consolidated affiliated entities prepared on a going concern basis. All significant transactions and balances among us, our subsidiaries, our consolidated affiliated entities and the subsidiaries of one of our consolidated affiliated entities have been eliminated upon consolidation. We consolidate our consolidated affiliated entities and the subsidiaries of one of our consolidated affiliated entities as required by Accounting Standards Codification, or ASC, 810 Consolidation, because Fenghuang On-line holds all the variable interests of our consolidated affiliated entities and the subsidiaries of one of our consolidated affiliated entities and has been determined to be the primary beneficiary of our consolidated affiliated entities. We prepare our consolidated financial statements in accordance with U.S. GAAP.

Use of Estimates

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates. These estimates and assumptions include, but are not limited to, the accounting for advertising and paid service revenues, the determination of estimated selling prices of multiple elements revenues contract, accounting for income taxes and uncertain tax positions, allowances for doubtful debt, share-based compensation, consolidation, determination of the estimated useful lives of property and equipment and intangible assets, assessment of impairment of long-lived assets, determination of fair value of financial instruments, determination of the fair value of Series A convertible redeemable preferred shares and foreign currency represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, service has been performed and the collectability of the related fee is reasonably assured. For multiple element arrangements (arrangements with more than one deliverable), we have early adopted Accounting Standards Update, or ASU 2009-13, Multiple Deliverable Revenue Arrangements (effective June 15, 2010) through a retrospective application to all revenue arrangements for all periods presented of the financial statements, which requires us to separate multiple element arrangements into different units of accounting, when possible, and allocate total arrangement consideration to each unit of accounting on the basis of their relative selling price.

(i)                                    Net Advertising Revenues

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

We provide cash incentives in the form of agency service fees to certain third-party advertising agencies based on their sales performance, and account for such incentives as a reduction of revenue in accordance with ACS 605-50-25, Customer Payments and Incentives: Recognition.

We enter into barter transaction involving advertising services and follow ASC 605-20, Revenue Recognition: Services. Such barter transactions should be recorded at fair value only if such value of the advertising surrendered in the transaction is determinable within reasonable limits. We do not recognize revenue and expenses for advertising-for-advertising barter transactions since the fair value of the advertising services surrendered/received in the transaction is not determinable. Except for advertising-for-advertising barter transactions, we recognize revenue from barter transactions involving exchanging advertising services for content, technical and marketing services.

(ii)                                Paid Service Revenues

Paid service revenues are primarily derived from MIVAS and video VAS.

MIVAS. MIVAS revenues are derived from providing mobile phone users with digital reading services, mobile game services, and WVAS. WVAS include SMS, MMS, music services such as RBT services, IVR services and WAP services. Revenues from digital reading services, mobile game services and WVAS are charged on a monthly or per-usage basis. MIVAS revenues also include revenues from Internet VAS. Revenues from MIVAS are recognized in the period in which the service is performed, provided that no significant obligation remains, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

We mainly contract with China Mobile and its subsidiaries, and to a lesser degree, with other mobile operators, for billing, collection and transmission services related to the MIVAS offered to our users. The determination of whether to record these revenues using the gross or net method is based on an assessment of various factors. The primary factors are whether we are acting as the principal in offering services to the customer or as an agent in the transaction, and the specific requirement of each contract. For most of mobile game services and WVAS, we are responsible to provide desired services to the customers and have reasonable latitude to establish price. Therefore, we are considered the primary obligor in these transactions, and revenues from these services are recorded on a gross basis. Revenues from digital reading services and music services are recorded on a net basis as we act as an agent of operators in these transactions. If the terms of the arrangement with operators were to change and cause the gross indicators to not be met, we would need to record our MIVAS revenues on a net basis. In 2012, approximately 67.1% of our MIVAS revenues were recorded on a gross basis. Consequently, recording MIVAS revenues on a net basis would cause a significant decline in our total revenues and could have a significant impact on our gross profit margin.

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

Internet VAS revenues primarily consist of web-based games, which are played over the Internet using a web browser. Since Internet VAS revenues accounted for a very small proportion of our total revenues, we combined the revenues from Internet VAS into revenues from MIVAS starting from the third quarter of 2011. Internet VAS revenues accounted for 3.7% of our paid service revenues in 2012.

All of the web-based games provided on our platform are developed by third-party game developers and can be accessed and played by game players without downloading separate software. We primarily view the game developers to be our customers and consider our responsibility under our agreements with the game developers to be promotion of the game developers’ games. We only collect payments from game players in connection with the sale of in-game virtual currencies and remit certain agreed-upon percentages of the proceeds to the game developers. Revenue from the sale of in-game virtual currency is recorded net of remittances to game developers and deferred until the estimated consumption date of virtual items, which is within a short period of time, typically a few days, after purchase of the in-game virtual currency.

Video VAS We provide video programming such as documentaries, news clips and features edited and produced by us to the customers through our online subscription and pay-per-view video services or through our mobile subscription and pay-per-view video services. Such revenues are recognized evenly in the subscription period, or in the period in which the pay-per-view service is provided, provided no significant obligation remains, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

We contract with China Mobile and other mobile operators for billing, collection and transmission services related to the mobile video services. Revenues from mobile video services are recorded on a net basis as the operators are considered primary obligor in the transaction.

We also generate revenues by sublicensing a portion of the video content we obtain from Phoenix TV Group. The video content sales agreements we enter into involve the transfer of non-exclusive broadcasting rights to other third party websites or other Internet and mobile media companies for a definitive license period. In accordance with ASC 926-605, Entertainment-Films, Revenue Recognition, we recognize revenues in respect of our video content sales arrangements when the following criteria are met: persuasive evidence of a sublicensing arrangement with a customer exists, the content has been delivered or is available for immediate and unconditional delivery, the sublicense period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale, the arrangement fee is fixed or determinable and collection of the arrangement fee is reasonably assured. Pursuant to the Phoenix TV Cooperation Agreement, we pay Phoenix TV 50% of the revenues we earn from sublicensing Phoenix TV’s video content, which is recognized in our cost of revenues.

Expense Allocation with Phoenix TV

We and Phoenix TV Group have engaged in various mutual cooperation activities in content, branding and promotions, technical support and corporate management. There were no payments for these arrangements until November 2009, when we entered into the Phoenix TV Cooperation Agreement which stipulates the costs and expenses charged to us related to content and other services provided by Phoenix TV Group. The agreement was effective as of January 1, 2010. Accordingly, the related costs and expenses were recorded by us based on the Phoenix TV Cooperation Agreement for the years ended December 31, 2010, 2011 and 2012. On March 28, 2011, Phoenix TV and we amended the Phoenix TV Cooperation Agreement to extend the expiration of the cooperation period from November 2014 to March 2016. The consideration arrangements for the cooperation remained unchanged.

Apart from the Phoenix TV Cooperation Agreement, Phoenix TV Group also paid certain expenses on our behalf, such as technical support services, data line usage and other general and administrative expenses, which we needed to settle with Phoenix TV Group based on the actual amount and were recorded in the consolidated statements of comprehensive income.

Share-based Compensation

We have share incentive plans for the granting of share-based awards, including share options, restricted shares and restricted share units. We measure the cost of employee services received in exchange for share-based compensation as the grant date fair value of the award. We recognize the share-based compensation as costs and/or expenses in our consolidated statements of comprehensive income, net of estimated forfeitures, on a graded-vesting basis over the vesting term of the awards.

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

We adopt the Black-Scholes option pricing model to determine the fair value of share options based on the fair value of underlying ordinary share at the grant date. The assumptions used in calculating the fair value of share options represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. The fair values of the options granted during 2010 used the following assumptions, while no options were granted in 2011 and 2012.

For the Years Ended December 31,
	2010	2011	2012
Expected volatility rate	54.37%-54.91%	—	—
Expected dividend yield	—	—	—
Expected term (years)	4.64-5.30	—	—
Risk-free interest rate (per annum)	2.65%-3.57%	—	—

Expected Volatility. We estimated the expected volatility at the date of grant based on the average annualized standard deviation of the share prices of comparable listed companies.

Expected Dividend Yield. The Black-Scholes option pricing model calls for a single expected dividend yield as an input. We have not declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.

Expected Term. We estimated the expected term based on the timing of the expected public offering, the vesting schedule and the exercise period of the options.

Risk-Free Interest Rate. We estimated the risk-free interest rate used in the Black-Scholes option pricing model based on the derived market yield of the USD denominated Chinese government bond for the term approximating the expected life of award at the time of grant.

Estimated Pre-vesting Forfeitures. When estimating forfeitures, we considered both voluntary and company initiated termination.

We determined the fair value of restricted share and restricted share units based on the fair value of the underlying ordinary shares at the grant date and considered the dilutive effect of restricted share and restricted share units.

Forfeiture rate are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. We use historical data to estimate pre-vesting option and restricted share units forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

Income Taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in statement of comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

On January 1, 2007, we adopted the provisions of ASC 740-10, Income Taxes Overall, which clarified the accounting for uncertainty in income taxes by prescribing the recognition and measurement thresholds a tax position is required to meet before being recognized in the financial statements. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes.

Allowance for Doubtful Accounts Receivable

The carrying value of accounts receivable is reduced by an allowance that reflects our best estimate of the amounts that will not be collected. We make estimations for general allowance considering many factors, including but not limited to reviewing accounts receivable balances, historical bad debt rates, aging analysis, customer credit worthiness, and industry trend analysis. We also make the specific allowance if there is evidence showing that the receivable is unlikely to be collected. Accounts receivable balances are written off against the allowance when they are determined to be uncollectible. If the economic situation and the financial condition of a customer deteriorates which results in an impairment of its ability to make payments, additional allowances might be required.

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

Impact from exchange rate changes related to transactions denominated in currencies other than the functional currency is recorded as a gain and loss in our consolidated statements of comprehensive income, while impact from exchange rate changes related to translating a foreign entity’s financial statements from its functional currency to our reporting currency, the RMB, is disclosed and accumulated in a separate component under the equity section of our consolidated balance sheets. Translation gains or losses are not released to net income unless the associated net investment has been sold, liquidated or substantially liquidated. Management uses judgment in determining the timing of recognition of translation gains or losses. Such determination requires assessing whether translation gains or losses were derived from the sale or complete or substantially complete liquidation of an investment in a foreign entity. Different judgments or assumptions resulting in a change of the timing of recognition of foreign exchange gains or losses may materially impact our financial position and results of operations.

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

The following table sets forth the fair value of our ordinary shares estimated at different times.

Date	Class of Shares	Fair Value		DLOM	Discount Rate
July 4, 2008	Ordinary Shares	US$	0.12	30.0%	27.43%
November 5, 2008	Ordinary Shares	US$	0.12	30.0%	26.79%
July 31, 2009	Ordinary Shares	US$	0.15	30.0%	24.30%
September 15, 2009	Ordinary Shares	US$	0.15	30.0%	24.34%
January 8, 2010	Ordinary Shares	US$	0.16	30.0%	23.02%
July 1, 2010	Ordinary Shares	US$	0.21	16.3%	22.25%
September 30, 2010	Ordinary Shares	US$	0.40	11.1%	20.75%
December 1, 2010	Ordinary Shares	US$	0.43	9.8%	20.60%
March 17, 2011	Ordinary Shares	US$	1.14	8.0%	20.30%

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

Series A convertible redeemable preferred shares were estimated as of the date of issuance and at each financial statements reporting date before conversion into ordinary shares immediately prior to the completion of our initial public offering using the following assumptions:

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

Description of Key Statement of Comprehensive Income Items

Revenues

The following table sets forth the principal components of our total revenues by amount and by percentage of total revenues for the periods presented.

	For the Years Ended December 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Revenues:
Net advertising revenues	204,369	38.7%	465,824	49.0%	610,160	97,937	54.9%
Paid service revenues	324,326	61.3%	484,768	51.0%	500,844	80,391	45.1%

Total revenues	528,695	100.0%	950,592	100.0%	1,111,004	178,328	100.0%

Revenues

We derive our revenues from advertising services and paid services.

Advertising services. Our net advertising revenues accounted for 38.7%, 49.0% and 54.9% of our total revenues in 2010, 2011 and 2012, respectively. We generate our net advertising revenues from payments made by advertisers to place advertisements on our websites for particular durations of time. We provide our advertising services primarily through our online and video channels primarily and, to a small extent, through 3g.ifeng.com and our mobile applications in our mobile channel. The advertising formats we offer generally include banners, videos, text-links, logos, buttons and rich media. Growth in average revenue per advertiser, or ARPA, contributed significantly to the growth of our net advertising revenues from 2011 to 2012. Our ARPA increased from RMB0.4 million in 2010 to RMB0.8 million in 2011 and to RMB1.2 million (US$0.2 million) in 2012. Such increases in ARPA were driven by greater demand for our advertising services resulting from our user traffic growth and our offering of a greater variety of advertising services in attractive service packages, which allowed us to increase the prices we charged and generate a greater volume of advertising business per customer.

Advertisers purchase our advertising services primarily through third-party advertising agencies. As is typical in the Chinese online advertising industry, most of the advertisements on our website are charged on the basis of duration. A small amount of the advertisements presented on our website and video pre-roll advertisements are charged on a cost-per-thousand-impression, or CPM, basis. Our advertising contracts establish fixed prices for the advertising services we provide. We recognize advertising revenues on a net basis after deducting service fees earned by advertising agencies, and based on the delivery pattern over the display period as specified in the relevant contract. Going forward, we expect our net advertising revenues to comprise an increasing share of our total revenues.

We also earn advertising revenues from related parties, including Phoenix TV for joint TV and online advertising solutions which we provide together with Phoenix TV to certain Phoenix TV advertising customers and China Mobile for online advertising services. We also record these revenues as net advertising revenues earned from related parties. Our net advertising revenues earned from related parties accounted for 2.4%, 5.6% and 5.8% of our net advertising revenues in 2010, 2011 and 2012, respectively.

Paid Services. Our paid service revenues contributed 61.3%, 51.0% and 45.1% of our total revenues in 2010, 2011 and 2012, respectively. The following table sets forth our paid service offerings and their respective contributions to our paid service revenues and total revenues in 2012.

Paid Service Offerings(1)	% of Paid Service Revenues	% of Total Revenues
MIVAS	88.9%	40.1%
WVAS, digital reading services, mobile game services and web-based game services
Video VAS	11.1%	5.0%
Online video paid services, mobile video paid services and video content sales

(1)                  With respect to our paid services: (i) Tianying Jiuzhou conducts MIVAS and video VAS and (ii) Yifeng Lianhe conducts MIVAS.

We generate most of our paid service revenues from the following products and services:

•          WVAS. We generate revenues from our WVAS by providing content to mobile operators, including China Mobile, China Unicom and China Telecom, who then transmit our content to their mobile phone users through the relevant value-added service technologies, which include short messaging service (SMS), multimedia messaging service (MMS), ring back tone (RBT), interactive voice response (IVR) and wireless application protocol (WAP). Our WVAS primarily consist of messaging-based services (SMS and MMS). Mobile phone users in China pay for these WVAS as part of their subscriptions or on a per-usage basis. We generally recognize revenues from WVAS in the periods in which the services are performed, either on a gross basis or net of revenue sharing fees, depending on whether certain accounting criteria are met. See “—Critical Accounting Policies—Paid Service Revenues.” WVAS accounted for 59.1% of our paid service revenues in 2012.

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

•          Video VAS. We generate the majority of our video VAS revenues from our mobile subscription and pay-per-view video services by providing short video clips to mobile phone users through the mobile video platforms of telecom operators, primarily China Mobile and China Telecom. We launched our mobile video services in 2010. Telecom operators’ customers pay a monthly subscription fee to access the ifeng video channel on this platform, or pay on a per-clip basis. We generally recognize revenues from its mobile video service in the periods in which the service is performed and on a net basis. We also earn video VAS revenues from our online subscription and pay-per-view video services by offering short clips on our dedicated video vertical, v.ifeng.com. In addition, we generate video VAS revenues through our video content sales services by sublicensing content we obtain from Phoenix TV to third parties, and generate a small amount of video VAS revenues at present from selling our in-house produced video content to third parties.

•          Mobile Game and Web-based Game Services.  We recognize most of revenues for mobile games on a gross basis. Internet VAS revenues accounted for 3.7% of our paid service revenues in 2012 and are derived mainly from web-based games. We operate third-party developed web-based games on our game platform, play.ifeng.com. We generate revenue from selling in-game currencies net of remittances to game developers and deferred until the estimated consumption date, which is typically within a short period of time after purchase of the in-game virtual currency.

Our paid service revenues earned from China Mobile, a related party, accounted for 86.8%, 91.3% and 85.7% of our paid service revenues in 2010, 2011 and 2012, respectively. We generated paid service revenues of RMB217.8 million, RMB377.9 million, and RMB367.8 million (US$59.1 million) from providing services to customers of China Mobile and collecting fees through arrangements with China Mobile in 2010, 2011 and 2012, respectively. In the same periods, we derived paid service revenues of RMB63.8 million, RMB64.8 million and RMB61.3 million (US$9.8 million), respectively, from fixed fees from China Mobile for our “mobile newspaper” digital reading service.

Cost of Revenues

Our cost of revenues consists primarily of (1) revenue sharing fees, including service fees retained by mobile operators, which are recognized as cost of revenues for revenues recorded on a gross basis, and revenue sharing fees paid to channel and content partners, (2) content and operational costs, including content procurement costs, salaries and benefits and other operating costs, (3) bandwidth costs and (4) sales taxes and surcharges. The following table sets forth the components of our cost of revenues by amount and by percentage of total revenues for the periods indicated.

	For the Years Ended December 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Cost of revenues:
Revenue sharing fees	151,732	28.7%	285,960	30.1%	263,518	42,298	23.7%
Content and operational costs	99,838	18.8%	171,707	18.1%	227,934	36,585	20.5%
Bandwidth costs	19,552	3.7%	37,462	3.9%	67,721	10,870	6.1%
Sales taxes and surcharges	28,301	5.4%	59,547	6.3%	72,126	11,577	6.5%

Total cost of revenues	299,423	56.6%	554,676	58.4%	631,299	101,330	56.8%

Revenue Sharing Fees. We recognize most mobile game service revenues and WVAS revenues on a gross basis. We share the revenues generated from these services with the mobile operators through whose networks and/or service platforms we offer our services to our users, and record the revenue sharing fee as cost of revenues. We also share the revenues generated from our MIVAS and mobile video services with channel partners through whose platforms we market and distribute our services. We also share certain MIVAS revenues with content providers, as applicable. The percentage allocations for our revenue sharing are determined with the relevant parties and vary by service.

Content and Operational Costs. Our content costs consist of (i) personnel-related costs which include share-based compensation associated with content production and advertising sales support staff, (ii) payments we make to third-party professional media companies, (iii) revenue sharing fees we pay to Phoenix TV Group for sales of its video content, (iv) the license fees we pay to Phoenix TV Group for the use of its content, (v) production costs related to our in-house produced content, and (vi) operational costs which consist of channel testing costs, event costs incurred in connection with advertising revenue-generating activities, rental costs, depreciation and other miscellaneous costs.

Bandwidth Costs. Bandwidth costs are the fees we pay to mobile operators and other service providers for telecommunications services and for hosting our servers at their Internet data centers.

Sales Taxes and Surcharges. Business tax is imposed by the Chinese government on revenues we report for the provision of taxable services, transfers of intangible assets and sales of immovable properties. The business tax rate varies depending on the nature of the revenues. Before September 1, 2012, the advertising revenues earned from external customers were subject to business tax, surcharges and cultural development fees ranging from 8.5% to 8.6%. The paid service revenues earned from external customers were subject to business tax and surcharges ranging from 3.4% to 5.6%. Additionally, the technical service fees paid by our affiliated consolidated entities to Fenghuang On-line pursuant to the contractual arrangements are subject to business tax and surcharges of 5.6%. On November 16, 2011, the Ministry of Finance and the State Administration of Taxation announced the VAT Pilot Program. The implementation of the VAT Pilot Program began on January 1, 2012 in Shanghai and on September 1, 2012 in Beijing, and was then expanded to seven other provinces and municipalities by the end of 2012. As a result of the VAT Pilot Program, the advertising revenues and other “modern service” revenues, such as web-based game service revenues and technical service fees, earned by our entities located in Beijing are subject to value-added tax at a rate of 6%. For more information about such taxes, surcharges and fees, see “—Taxation.” For more information about risks related to potential changes in the taxes applicable to us, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The discontinuation of any of the preferential tax treatments available to us in China and the imposition of value-added tax to replace business tax could materially and adversely affect our results of operations and financial condition.”

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and technology and product development expenses, and include allocations of expenses from Phoenix TV. Share-based compensation expenses are included in our operating expenses as they are incurred. Our operating expenses increased from 2010 to 2011 due primarily to increased sales commissions and staff costs, increased share-based compensation expense and increased marketing and promotion expenses. The increase in operating expenses from 2011 to 2012 was mostly due to increased personnel-related costs, increased sales and marketing and promotion expenses and increased office rental fees. Since our initial public offering in May 2011, we also began to incur operating expenses on an ongoing basis related to being a publicly listed company.

The following table sets forth our operating expenses, divided into their major categories, by amount and by percentage of total revenues for the periods indicated.

	For the Years Ended December 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	US	%
	(In thousands except percentages)
Operating expenses:
Sales and marketing expenses	76,152	14.4%	164,082	17.2%	197,038	31,627	17.7%
General and administrative expenses	39,955	7.5%	77,078	8.1%	106,736	17,132	9.6%
Technology and product development expenses	31,012	5.9%	69,021	7.3%	91,292	14,654	8.3%

Total operating expenses	147,119	27.8%	310,181	32.6%	395,066	63,413	35.6%

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

Related Party Transactions. We have entered into transactions with our related parties, including Phoenix TV and China Mobile, in 2010, 2011 and 2012 that impact our net advertising revenues, paid service revenues, cost of revenues, sales and marketing expenses, general and administrative expenses and technology and product development expenses. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” The following table sets forth the significant transactions with our related parties.

	For the Years Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
	(In thousands)
Transactions with the non US listed part of Phoenix TV Group:
Content provided by Phoenix TV Group	(3,671)	(4,923)	(3,153)	(506)
Data line services provided by Phoenix TV Group	(352)	(367)	(375)	(60)
Advertising and promotion expenses charged by Phoenix TV Group	(438)	(663)	(916)	(147)
Technical support provided by Phoenix TV Group	(314)	(533)	—	—
Corporate administrative expenses charged by Phoenix TV Group	(617)	(1,139)	(646)	(104)
Advertising revenues earned from Phoenix TV Group and its customers	4,824	21,619	29,754	4,776
Paid service revenues earned from Phoenix TV Group	12,450	2,400	—	—
Transactions with China Mobile:
Advertising revenues earned from China Mobile	—	4,582	5,684	912
Paid service revenues earned from and through China Mobile	281,577	442,696	429,125	68,879
Revenues sharing and bandwidth cost to China Mobile	(34,777)	(68,543)	(63,953)	(10,265)

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

However, to date, the Beijing local-level tax bureau has not implemented Circular 157 and is holding the view that the relevant provisions might not apply to HNTE in Science & Technology Park of Haidian District, where Fenghuang On-line is located. Therefore Fenghuang On-line has kept its current practice unchanged. We expect more guidance to be issued in the future. Upon the issuance of such guidance, Fenghuang On-line’s effective tax rate might increase. If Circular 157 were implemented with a retroactive effect, Fenghuang On-line would be liable to pay additional taxes for its historical earnings before the implementation of this circular. We did not recognize liability for this uncertainty as we believe the probability of a retroactive implementation is remote.

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

In 2012, Beijing Fenghuang Yutian Software Technology Co., Ltd. and Beijing Jirong Wenhua Culture Communication Co., Ltd. were established as wholly owned subsidiaries of Fenghuang On-line and Tianying Jiuzhou, respectively. They were each subject to a 25% EIT rate for the year 2012.

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

Before September 1, 2012, the advertising revenues earned from external customers were subject to business tax, surcharges and cultural development fees ranging from 8.5% to 8.6%. The paid service revenues earned from external customers were subject to business tax and surcharges ranging from 3.4% to 5.6%. Additionally, the technical service fees paid by our affiliated consolidated entities to Fenghuang On-line pursuant to the contractual arrangements are subject to business tax and surcharges of 5.6%. Therefore, due to our current structure in the PRC, our revenues may be subject to business tax and surcharges more than once. On November 16, 2011, the Ministry of Finance and the State Administration of Taxation announced the VAT Pilot Program. The implementation of the VAT Pilot Program began on January 1, 2012 in Shanghai and on September 1, 2012 in Beijing, and was then expanded to seven other provinces and municipalities by the end of 2012. As a result of the VAT Pilot Program, the advertising revenues and other “modern service” revenues, such as web-based game service revenues and technical service fees, earned by our entities located in Beijing are subject to value-added tax at a rate of 6%. For more information about risks related to potential changes in the taxes applicable to us, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — The discontinuation of any of the preferential tax treatments available to us in China and the imposition of value-added tax to replace business tax could materially and adversely affect our results of operations and financial condition.”

A.                     Results of Operations

Selected Consolidated Financial Information

The following table sets forth the selected consolidated statements of comprehensive income data for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results you may expect for future periods.

	For the Years Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except for number of shares and per share or ADS data)
Consolidated Statements of Comprehensive Income Data
Revenues:
Net advertising revenues	40,259	81,632	204,369	465,824	610,160	97,937
Paid service revenues	182,367	180,715	324,326	484,768	500,844	80,391
Total Revenues	222,626	262,347	528,695	950,592	1,111,004	178,328
Cost of revenues(1)	(163,502)	(170,062)	(299,423)	(554,676)	(631,299)	(101,330)
Gross Profit	59,124	92,285	229,272	395,916	479,705	76,998
Operating expenses(1):
Sales and marketing expenses	(33,855)	(46,364)	(76,152)	(164,082)	(197,038)	(31,627)
General and administrative expenses	(37,613)	(27,727)	(39,955)	(77,078)	(106,736)	(17,132)
Technology and product development expenses	(17,104)	(16,579)	(31,012)	(69,021)	(91,292)	(14,654)
Total operating expenses	(88,572)	(90,670)	(147,119)	(310,181)	(395,066)	(63,413)
(Loss)/income from operations	(29,448)	1,615	82,153	85,735	84,639	13,585
Other income	1,146	332	2,429	31,886	39,697	6,372
(Loss)/income before tax	(28,302)	1,947	84,582	117,621	124,336	19,957
Income tax benefit/(expense)	149	(1,660)	(10,499)	(15,146)	(16,977)	(2,725)
Net (loss)/income attributable to Phoenix New Media Limited	(28,153)	287	74,083	102,475	107,359	17,232
Accretion to convertible redeemable preferred share redemption value	—	(14,129)	(206,409)	(773,623)	—	—
Income allocation to participating preferred shares	—	(287)	(33,093)	(6,172)	—	—
Amortization of beneficial conversion feature	—	(17,138)	—	—	—	—
Net (loss)/income attributable to ordinary shareholders	(28,153)	(31,267)	(165,419)	(677,320)	107,359	17,232
Net (loss)/income per Class A and Class B ordinary share:
Basic	(0.09)	(0.10)	(0.51)	(1.30)	0.17	0.03
Diluted	(0.09)	(0.10)	(0.51)	(1.30)	0.17	0.03
Net (loss)/income per ADS (1ADS representing 8 Class A ordinary shares):
Basic	(0.70)	(0.78)	(4.05)	(10.44)	1.38	0.22
Diluted	(0.70)	(0.78)	(4.05)	(10.44)	1.33	0.21
Weighted average number of Class A and Class B ordinary shares used in computing net (loss)/income per share:
Basic	320,013,175	321,387,913	327,045,493	519,227,660	624,010,270	624,010,270
Diluted	320,013,175	321,387,913	327,045,493	519,227,660	643,748,146	643,748,146
Non-GAAP adjusted net income attributable to Phoenix New Media Limited(2)	1,777	10,527	90,644	168,567	114,118	18,317

Notes:

(1)           Includes share-based compensation as follows:

	For the Years Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Allocation of share-based compensation expenses:
Cost of revenues	2,455	775	854	19,526	958	154
Sales and marketing expenses	6,539	2,904	4,664	18,254	1,423	228
General and administrative expenses	18,374	5,757	10,406	17,470	4,085	656
Technology and product development expenses	2,562	804	637	10,842	293	47

Total share-based compensation expenses included in cost of revenues and operating expenses	29,930	10,240	16,561	66,092	6,759	1,085

(2)                  We define adjusted net income attributable to Phoenix New Media Limited, a non-GAAP financial measure, as net income attributable to Phoenix New Media Limited excluding share-based compensation expenses. We believe that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of our performances. We review adjusted net income together with net (loss)/income to obtain a better understanding of our operating performance. We use this non-GAAP financial measure for planning and forecasting and measuring results against the forecast. Using several measures to evaluate our business allows us and our investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our investors. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of adjusted net income has material limitations as an analytical tool. One of the limitations of using non-GAAP adjusted net income is that it does not include all items that impact our net (loss)/income for the period. In addition, because adjusted net income is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income in isolation from or as an alternative to net (loss)/income prepared in accordance with U.S. GAAP.

Our non-GAAP adjusted net income attributable to Phoenix New Media Limited is calculated as follows for the periods presented:

	For the Years Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Net (loss)/income attributable to Phoenix New Media Limited	(28,153)	287	74,083	102,475	107,359	17,232
Add back: Share-based compensation expenses	29,930	10,240	16,561	66,092	6,759	1,085

Non-GAAP adjusted net income attributable to Phoenix New Media Limited	1,777	10,527	90,644	168,567	114,118	18,317

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues. Our revenues increased by 16.9% from RMB950.6 million in 2011 to RMB1.1 billion (US$178.3 million) in 2012. This increase was largely attributable to growth in our net advertising revenues, which increased by 31.0% from RMB465.8 million in 2011 to RMB610.2 million (US$97.9 million) in 2012, and, to a smaller extent, growth in our paid service revenues, which increased by 3.3% from RMB484.8 million to RMB500.8 million (US$80.4 million) during the same period. Our net advertising revenues growth was primarily due to an increase in ARPA from RMB0.8 million to RMB1.2 million (US$0.2 million) from 2011 to 2012. The increase in ARPA was driven by greater demand for our advertising services resulting from our user traffic growth and our offering of a greater variety of advertising services in attractive service packages, which allowed us to increase the prices we charged and generate a greater volume of advertising business per customer. The growth in our paid service revenues was due to growth in our video VAS revenues, which increased by 37.5% from RMB40.3 million in 2011 to RMB55.4 million (US$8.9 million) in 2012, primarily due to an expansion in our video VAS user base across the three major telecom operators in China.

Cost of Revenues. Our cost of revenues increased by 13.8% from RMB554.7 million in 2011 to RMB631.3 million (US$101.3 million) in 2012. Cost of revenues as a percentage of our revenues decreased from 58.4% in 2011 to 56.8% in 2012.

•          Revenue sharing fees. Our revenue sharing fees decreased by 7.8% from RMB286.0 million in 2011 to RMB263.5 million (US$42.2 million) in 2012 primarily due to a 6.6% decrease in WVAS revenues from RMB317.0 million in 2011 to RMB296.2 million (US$47.5 million) in 2012, mainly due to decreased user demand for 2G text message services.

•          Content and operational costs. Our content and operational costs increased by 32.7% from RMB171.7 million in 2011 to RMB228.0 million (US$36.6 million) in 2012 primarily due to increases in personnel-related costs, office rental fees, as well as an increase in content production and acquisition costs.

•          Bandwidth costs. Our bandwidth costs increased by 80.8% from RMB37.5 million in 2011 to RMB67.7 million (US$10.9 million) in 2012 due to growth in user traffic.

•          Sales taxes and surcharges. Our sales taxes and surcharges increased by 21.1% from RMB59.5 million in 2011 to RMB72.1 million (US$11.6 million) in 2012. This increase was primarily a function of higher revenues.

•          Share-based compensation. Our share-based compensation allocated to cost of revenues as part of content and operational costs above, decreased substantially from RMB19.5 million in 2011 to RMB1.0 million (US$0.2 million) in 2012. This decrease was mainly due to the majority of expenses related to our March 2011 grant of restricted shares and restricted share units being recognized at the time of such grant.

As a result of the foregoing, our gross profit increased by 21.2% from RMB395.9 million in 2011 to RMB479.7 million (US$77.0 million) in 2012. Our gross margin increased from 41.6% in 2011 to 43.2% in 2012 mainly due to decreases in share-based compensation expenses and revenue sharing fees.

Operating Expenses. Our operating expenses increased by 27.4% from RMB310.2 million in 2011 to RMB395.1 million (US$63.4 million) in 2012, primarily due to increases in personnel-related costs, sales and marketing expenses associated with our marketing and promotions, and office rental fees, offset by a decrease in share-based compensation expenses. Our operating expenses as a percentage of revenues increased from 32.6% in 2011 to 35.6% in 2012.

•          Sales and marketing expenses. Our sales and marketing expenses increased by 20.1% from RMB164.1 million in 2011 to RMB197.0 million (US$31.6 million) in 2012. This increase mainly consisted of a RMB25.9 million (US$4.2 million) increase in personnel-related expenses, which was mainly attributable to increased headcount, a RMB0.7 million (US$0.1 million) increase in rental expenses, and a RMB22.5 million (US$3.6 million) increase in advertising and promotional expenditures as a result of increased marketing and promotion activities, and was partially offset by a RMB16.8 million (US$2.7 million) decrease in share-based compensation expenses.

•          General and administrative expenses. Our general and administrative expenses increased by 38.5% from RMB77.1 million in 2011 to RMB106.7 million (US$17.1 million) in 2012. This increase mainly consisted of a RMB17.6 million (US$2.8 million) increase in personnel-related expenses, which was mainly attributable to increased headcount, a RMB6.3 million (US$1.0 million) increase in professional service fees, a RMB3.0 million (US$0.5 million) increase in rental expenses and  RMB14.6 million (US$2.3 million) increase in bad debt expenses, and was partially offset by a RMB13.4 million (US$2.1 million) decrease in share-based compensation expenses.

•          Technology and product development expenses. Our technology and product development expenses increased by 32.3% from RMB69.0 million in 2011 to RMB91.3 million (US$14.7 million) in 2012. The increase mainly consisted of a RMB22.0 million (US$3.5 million) increase in personnel-related expenses, which was mainly attributable to increased headcount, a RMB4.9 million (US$0.8 million) increase in depreciation expenses, and a RMB3.3 million (US$0.5 million) increase in rental expenses, and was partially offset by a RMB10.5 million (US$1.7 million) decrease in share-based compensation expenses.

•          Share-based compensation. Our share-based compensation allocated to each of the three categories of operating expenses, decreased by 87.5% from RMB46.6 million in 2011 to RMB5.8 million (US$0.9 million) in 2012. This decrease was mainly due to the majority of expenses related to our March 2011 grant of restricted shares and restricted share units being recognized at the time of such grant.

Related Party Transactions

•          Our net advertising revenues increased by 35.3% from RMB26.2 million in 2011 to RMB35.4 million (US$5.7 million) in 2012, which was primarily attributable to advertising revenues earned from Phoenix TV Group and its customers.

•          Our paid service revenues decreased by 3.6% from RMB445.1 million in 2011 to RMB429.1million (US$68.9 million) in 2012, which was primarily attributable to paid service revenues earned from and through China Mobile as a result of our efforts in product distribution, diversification and marketing activities.

•          Our cost of revenues decreased by 8.6% from RMB73.8 million in 2011 to RMB67.5 million (US$10.8 million) in 2012, which was primarily due to a decrease in revenue sharing fees and bandwidth cost to China Mobile .

•          Our operating expenses decreased by 33.1% from RMB2.3 million in 2011 to RMB1.6 million (US$0.3 million) in 2012, which was attributable to a decrease expenses incurred by Phoenix TV Group on our behalf.

Interest Income. Our interest income increased substantially from RMB9.7 million in 2011 to RMB32.9 million (US$5.3 million) in 2012 primarily due to the higher interest yields and higher daily average balance of our RMB-denominated deposits.

Income Tax Expenses. Our income tax expenses increased by 12.1% from RMB15.1 million in 2011 to RMB17.0 million (US$2.7 million) in 2012 primarily due to the increase in the preferential tax rate applicable to one of our subsidiaries from 7.5% in 2011 to 15% in 2012.

Net Income Attributable to Phoenix New Media Limited. As a result of the foregoing, net income attributable to our company increased by 4.8% from RMB102.5 million in 2011 to RMB107.4 million (US$17.2 million) in 2012.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues. Our revenues increased by 79.8% from RMB528.7 million in 2010 to RMB950.6 million in 2011. This increase was attributable to growth in our net advertising revenues, which increased by 127.9% from RMB204.4 million in 2010 to RMB465.8 million in 2011, and growth in our paid service revenues, which increased by 49.5% from RMB324.3 million to RMB484.8 million during the same period. Our net advertising revenues growth was primarily due to growth in our number of advertisers from 502 as of December 31, 2010, to 558 as of December 31, 2011, and an increase in ARPA from RMB0.4 million to RMB0.8 million from 2010 to 2011. The increase in ARPA was driven by greater demand for our advertising services resulting from our user traffic growth and our offering of a greater variety of advertising services in attractive service packages, which allowed us to increase the prices we charged and generate a greater volume of advertising business per customer. The growth in our paid service revenues was due to a 49.2% increase in revenues from MIVAS from RMB297.9 million in 2010 to RMB444.4 million in 2011, which was primarily attributable to an increase in business volume, particularly in WVAS, and a 52.5% increase in revenues from video VAS from RMB26.4 million in 2010 to RMB40.4 million in 2011, mainly due to increased demand for both pay-per-view and subscription-based mobile video services.

Cost of Revenues. Our cost of revenues increased by 85.2% from RMB299.4 million in 2010 to RMB554.7 million in 2011. Cost of revenues as a percentage of our revenues increased from 56.6% in 2010 to 58.4% in 2011.

•          Revenue sharing fees. Our revenue sharing fees increased by 88.5% from RMB151.7 million in 2010 to RMB286.0 million in 2011 primarily due to increases in WVAS and mobile video service revenues and the increase in number of our content and channel partners.

•          Content and operational costs. Our content and operational costs increased by 72.0% from RMB99.8 million in 2010 to RMB171.7 million in 2011 primarily due to an increase in staff-relates costs as a result of our business expansion.

•          Bandwidth costs. Our bandwidth costs increased by 91.6% from RMB19.6 million in 2010 to RMB37.5 million in 2011 due to our increased user traffic.

•          Business tax and surcharges. Our business tax and surcharges increased by 110.4% from RMB28.3 million in 2010 to RMB59.5 million in 2011. This increase was primarily due to the increase of our total revenues.

•          Share-based compensation. Our share-based compensation allocated to cost of revenues as part of content and operational costs above, increased substantially from RMB0.9 million in 2010 to RMB19.5 million in 2011. This increase was mainly due to our grant of restricted shares and restricted share units in March 2011.

As a result of the foregoing, our gross profit increased by 72.7% from RMB229.3 million in 2010 to RMB395.9 million in 2011. Our gross margin decreased from 43.4% in 2010 to 41.6% mainly due to increased share-based compensation expenses.

Operating Expenses. Our operating expenses increased by 110.8% from RMB147.1 million in 2010 to RMB310.2 million, primarily due to increased personnel-related costs resulting from increased headcount and increased share-based compensation expenses. Our operating expenses as a percentage of revenues increased over this period, from 27.8% to 32.6%.

•          Sales and marketing expenses. Our sales and marketing expenses increased by 115.5% from RMB76.2 million in 2010 to RMB164.1 million in 2011. This increase was primarily attributable to an increase in personnel-related expenses including share-based compensation as we sought to strengthen our sales and marketing team, and an increase in expenses related to our marketing and promotion activities.

•          General and administrative expenses. Our general and administrative expenses increased by 92.9% from RMB40.0 million in 2010 to RMB77.1 million in 2011, primarily due to an increase in personnel-related expenses including share-based compensation, as well as an increase in our professional service expenses since we became a publicly listed company in May 2011.

•          Technology and product development expenses. Our technology and product development expenses increased by 122.6% from RMB31.0 million in 2010 to RMB69.0 million in 2011, primarily due to an increase in personnel-related expenses including share-based compensation, and an increase in depreciation and amortization expenses.

•          Share-based compensation. Our share-based compensation allocated to each of the three categories of operating expenses above, increased by 196.5% from RMB15.7 million in 2010 to RMB46.6 million in 2011. This increase was mainly due to our grant of new restricted shares and restricted share units in May 2011.

Related Party Transactions

•          Our net advertising revenues increased by 443.1% from RMB4.8 million in 2010 to RMB26.2 million in 2011, which was primarily attributable to increases in advertising revenues earned from Phoenix TV Group and its advertising customers.

•          Our paid service revenues increased by 51.4% from RMB294.0 million in 2010 to RMB445.1 million in 2011, which was primarily attributable to increases in our number of paid service offerings and paying users, especially of WVAS, subscription and pay-per-view mobile video services and mobile newspaper services provided through direct customer subscriptions.

•          Our cost of revenues increased by 90.3% from RMB38.8 million in 2010 to RMB73.8 million in 2011, which was primarily due to the increase in SMS, MMS, mobile games and IVR revenues from and through China Mobile during the period which we accounted for on a gross basis.

•          Our sales and marketing expenses increased by 51.2% from RMB0.4 million in 2010 to RMB0.7 million in 2011, which was attributable to the increase of advertising and promotion expense allocation from Phoenix TV Group over the actual expenses incurred by us in 2011.

•          Our general and administrative expenses increased by 84.7% from RMB0.6 million in 2010 to RMB1.1 million in 2011, which was primarily attributable to the increase in administrative expenses that Phoenix TV Group incurred on behalf of our company in 2011.

•          Our technology and product development expenses increased by 69.8% from RMB0.3 million in 2010 to RMB0.5 million in 2011, primarily due to the increase in technical service expenses that Phoenix TV Group incurred on our behalf in 2011.

Interest Income. Our interest income increased substantially from RMB0.6 million in 2010 to RMB9.7 million in 2011 primarily due to an increase in the average balance of our bank deposits which was largely attributable to the net proceeds of our initial public offering.

Income Tax Expenses. Our income tax expenses increased by 44.3% from RMB10.5 million in 2010 to RMB15.1 million in 2011 due to an increase of RMB53.0 million in our income before tax arising from PRC operations in 2011 compared to 2010.

Net Income Attributable to Phoenix New Media Limited. As a result of the foregoing, net income attributable to our company increased by 38.3% from RMB74.1 million in 2010 to RMB102.5 million in 2011.

B.                     Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	85,676	64,637	109,580	17,589
Net cash (used in)/provided by investing activities	(18,059)	(803,200)	471,030	75,605
Net cash provided by/(used in) financing activities	620	863,180	(60,110)	(9,648)
Effect of exchange rate changes on cash and cash equivalents	(4,150)	(14,624)	(1,497)	(240)

Net increase in cash and cash equivalents	64,087	109,993	519,003	83,306
Cash and cash equivalents at the beginning of the period	223,086	287,173	397,166	63,749

Cash and cash equivalents at the end of the period	287,173	397,166	916,169	147,055

Our liquidity needs consist of our working capital requirements, which include payment of our operating expenses and financing of our accounts receivable. To date, we have primarily financed our operations with cash generated from our operations and from a private placement of preferred shares to investors and from the net proceeds from our initial public offering. On November 24, 2009, we closed a private placement of our Series A convertible redeemable preferred shares for US$25.0 million. We closed our initial public offering on May 17, 2011 and the underwriters subsequently exercised their over-allotment option on June 8, 2011. We raised net proceeds after expenses of US$132.2 million from the offering.

As of December 31, 2012 we had RMB916.2 million (US$147.1 million) in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less. We have not encountered any difficulties in meeting our cash obligations to date. We believe that our cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs for the next twelve months.

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

We receive economic benefits generated from our affiliated consolidated entities in China through various contractual arrangements entered into by Fenghuang On-line, our PRC subsidiary, and the affiliated consolidated entities. Such contractual arrangements include technical licensing and services agreements with Yifeng Lianhe and Tianying Jiuzhou, respectively. Under these contractual arrangements, our affiliated consolidated entities pay to Fenghuang On-line a percentage of their annual revenues in the form of service fees. Any earnings that our PRC subsidiary distributes would be paid to our offshore intermediate holding company primarily through dividends. To date, Fenghuang On-line has not paid dividends to us. As a holding company, we have not required cash for our operations outside of China and therefore Fenghuang On-line has retained its earnings for the purpose of conducting our business operations in China. As of December 31, 2010, 2011 and 2012, Fenghuang On-line’s retained earnings were RMB107.4 million, RMB219.2 million and RMB281.7 million (US$45.2 million), respectively.

We currently anticipate that we will be able to fund operations for at least the next twelve months with operating cash flow and existing cash balances and term deposits, as well as proceeds from a short-term revolving credit facility with principal amount RMB30.0 million (US$4.8 million) that may be drawn down by Fenghuang On-line, Tianying Jiuzhou or Beijing Tianying Chuangzhi Advertising Co., Ltd. and used for working capital purposes pursuant to a credit agreement and supplemental agreement we entered into with a Beijing branch of China Merchants Bank Co., Ltd. on February 28, 2013. We have not drawn down any of the principal amount of this facility as of the date of this annual report on Form 20-F. We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy cash requirements, we may seek to sell additional equity or debt securities or to obtain additional credit facilities. The sale of additional equity or equity-linked securities could result in additional dilution to shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations. Financing may not be available in amounts or on terms acceptable to us, if at all.

Operating Activities

In 2012, our operating activities generated net cash of RMB109.6 million (US$17.6 million). This was primarily due to (i) net income attributable to Phoenix New Media Limited of RMB107.4 million (US$17.2 million), (ii) non-cash adjustments which primarily include provision for allowance of doubtful accounts of RMB25.9 million (US$4.2 million), and depreciation and amortization expenses of RMB21.1 million (US$3.4 million) mainly attributable to increased acquisition of property and equipment, (iii) an increase in accounts payable of RMB27.1 million (US$4.4 million) primarily due to increases in our revenue sharing fees and advertising agency fees, and (iv) an increase in salary and welfare payable of RMB18.5 million (US$3.0 million) due to increased personnel-related costs. These items were partially offset by an increase in accounts receivable of RMB104.8 million (US$16.8 million) mainly attributable to increases in our advertising revenues and in accounts receivable turnover days.

In 2011, our operating activities generated net cash of RMB64.6 million. This was primarily due to (i) net income attributable to Phoenix New Media Limited of RMB102.5 million, (ii) non-cash adjustments which primarily include share-based compensation expenses of RMB66.1 million mainly from our grant of restricted shares and restricted share units in March 2011, and (iii) an increase in accounts payable of RMB66.8 million primarily due to increases in our revenue sharing fees and advertising agency fees. These items were partially offset by an increase in accounts receivable of RMB137.0 million mainly attributable to the increase in our advertising sales and in accounts receivable turnover days, and an increase in amounts due from related parties of RMB47.9 million resulting mainly from an increase in our paid service sales from and through China Mobile.

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

Investing Activities

We had net cash provided by investing activities of RMB471.0 million (US$75.6 million) for 2012.  This was primarily due to maturity of term deposits of RMB1.8 billion (US$284.5 million), partially offset by (i) placement of term deposits of RMB1.2 billion (US$196.1 million) and (ii) capital expenditures of RMB79.6 million (US$12.8 million), as described in “—Capital Expenditures.”

We had net cash used in investing activities of RMB18.1 million and RMB803.2 million for 2010 and 2011, respectively. Our investing activities for 2010, and part of our investing activities for 2011 were for capital expenditures, as described in “—Capital Expenditures.” For 2011, in addition to using RMB33.5 million for capital expenditures, we used RMB1.6 billion for the placement of IPO net proceeds in term deposits, and received cash inflow of RMB776.0 million from maturity of term deposits. We also received RMB14.3 million from the liquidation of our former subsidiary in the British Virgin Islands, PHOENIXi Investment Limited.

Financing Activities

We had net cash used in financing activities of RMB60.1 million (US$9.6 million) in 2012, attributable to RMB61.2 million (US$9.8 million) used in connection with the repurchase of our ADSs, and partly offset by inflow of proceeds from exercise of stock options of RMB1.1 million (US$0.2 million). For more information regarding our share repurchases, see “Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers.”

We had net cash provided by financing activities of RMB863.2 million for the year ended December 31, 2011, mainly attributable to proceeds from our initial public offering of RMB893.1 million, partly offset by payment of initial public offering-related expenses of RMB30.1 million.

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

Capital Expenditures

We had capital expenditures of RMB18.1 million, RMB33.5 million and RMB79.6 million (US$12.8 million) in 2010, 2011and 2012, respectively. The capital expenditures in 2010 and 2011 were mainly attributable to purchases of computers and network equipment. The capital expenditures in 2012 were mainly attributable to leasehold improvements for our new offices, as well as additional servers and network equipment. We expect capital expenditures to materially decrease by approximately RMB35.0 million in 2013. We plan to fund our capital expenditures in 2013 with cash flows from our operations and cash and cash equivalents.

Recently Issued Accounting Standards

In July 2012, the FASB issued ASU No. 2012-02, or ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment, which is intended to reduce the cost and complexity of performing the impairment test for indefinite-lived intangible assets other than goodwill by providing entities an option to perform a qualitative assessment to determine whether further quantitative impairment testing is necessary. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that an indefinite lived intangible asset is impaired, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. We will adopt ASU 2012-02 beginning January 1, 2013 and do not expect the adoption to have a material impact on our consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-02, or ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which is intended to improve the reporting of reclassifications out of accumulated other comprehensive income. It does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the standard requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012, with early adoption permitted. We will adopt ASU 2013-02 in periods beginning January 1, 2013 and do not expect the adoption to have a material impact on our consolidated financial statements.

C.                     Research and Development, Patents and Licenses, etc.

Product Development

See “Item 4. Information on the Company—B. Business Overview—Product Development.”

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.                     Trend Information

Please refer to “—A. Results of Operations” for a discussion of the most recent trends in our services, sales and marketing since the end of 2012. In addition, please refer to discussions included in such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales and operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

E.                     Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.                      Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2012.

	Payments Due by Period
	Total	2013	2014	2015	2016	2017 and Thereafter
	(RMB in thousands)
Rental	152,422	39,388	33,257	33,564	32,526	13,687
Property and equipment, and intangible assets	695	695	—	—	—	—
Cooperation with Phoenix TV	13,440	3,125	3,906	4,883	1,526	—
Server allocation	18,002	17,150	836	16	—	—
Others	13,802	12,759	646	284	113	—

Total	198,361	73,117	38,645	38,747	34,165	13,687

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

ITEM 6.                 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                     Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Keung Chui	62	Chairman of the Board of Directors
Shuang Liu	44	Director, Chief Executive Officer
Ya Li	43	Director, Chief Operating Officer
Daguang He	56	Director
Ka Keung Yeung	54	Director
Carson Wen	61	Independent Director
Jerry J. Zhang	53	Independent Director
Qianli Liu	38	Chief Financial Officer

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

Ka Keung Yeung became a director of our company immediately prior to the declaration of effectiveness of the registration statement that includes this annual report. Mr. Yeung is the executive vice president and chief financial officer of Phoenix Satellite Television Company Limited in charge of corporate finance, human resources and administration. He is also the qualified accountant and company secretary of Phoenix Satellite Television Company Limited. Mr. Yeung joined Phoenix Satellite Television Company Limited in March 1996 and has been in charge of all of such company’s internal and external financial management and arrangements, as well as the supervision of administration and personnel matters since that time. Mr. Yeung received a B.A. from the University of Birmingham and remained in the United Kingdom until 1992 after obtaining his qualification as a chartered accountant. Upon returning to Hong Kong, he worked at Hutchison Telecommunications and Star Television Limited in the fields of finance and business development. Mr. Yeung currently serves as an independent director for The9 Limited (NASDAQ:NCTY) and Little Sheep Group Limited.

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

Qianli Liu joined our company as chief financial officer in December 2010. Ms. Liu has over ten years of experience in investment banking and corporate finance. Before joining us, Ms. Liu served as the chief financial officer of ChinaEDU Corp. (NASDAQ: CEDU) from 2008 to 2010, and prior to that, as chief financial officer of MainOne Inc., an information technology company, from 2007 to 2008. From 2003 to 2007, Ms. Liu was a vice president at Lehman Brothers investment banking in Hong Kong and an associate at Lehman Brothers investment banking in New York. From 2000 to 2001 Ms. Liu was a vice president of Trulycustom Construction, Inc., a company specializing in e-commerce of which she was also the co-founder. Ms. Liu received a MBA from MIT Sloan School of Management and a bachelor’s degree in Mathematics and Economics from Dartmouth College.

B.                               Compensation of Directors, Supervisors and Executive Directors

For the year ended December 31, 2012, we paid an aggregate of approximately US$1.6 million in cash to our executive officers and directors.

Share Incentive Plans

In June 2008, we adopted the 2008 share option plan, and in March 2011, we adopted the 2011 restricted share and restricted share unit plan, together, the share incentive plans, to attract and retain the best available personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business. The share incentive plans provide for the grant of options, restricted shares and restricted share units, collectively referred to as “awards.” We have already granted the full number of awards that were authorized under the 2011 restricted share and restricted share unit plan. In June and August 2012, the shareholders of each of Phoenix TV and our company, respectively, approved a refreshment of the total number of Class A ordinary shares which may be issued upon exercise of all options to be granted under the 2008 share option plan and any other share incentive plan of our company (excluding awards previously granted, outstanding, cancelled, lapsed or exercised), or the refreshed limit, thereby authorizing our company to grant additional options to purchase up to 31,410,107 Class A ordinary shares. In March, 2013, under the refreshed limit, we issued options to purchase 18,708,400 Class A ordinary shares.

Plan Administration. Our compensation committee administers the share incentive plans and determines the participants to receive awards, the type and number of awards to be granted, the terms and conditions of each award grant.

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

As of March 31, 2013, 4,527,280 restricted shares of our company, 3,197,142 contingently issuable shares, options to purchase 29,373,577 Class A ordinary shares, and restricted share units obligating our company to issue and deliver 1,408,938 Class A ordinary shares are outstanding, and there were 13,887,675 Class A ordinary shares available for future issuance upon the exercise of future grants under the share incentive plans. The table below sets forth, as of March 31, 2013, the awards that we granted and are outstanding to our directors and executive officers:

Name	Class A Ordinary Shares Underlying Outstanding Awards	Exercise Price or Purchase Price (US$/Share)	Date of Grant	Date of Expiration

Shuang Liu	*	N/A	March 17, 2011	N/A
Ya Li	*	N/A	March 17, 2011	N/A
Qianli Liu	*	N/A	March 17, 2011	N/A
Total	1,936,938

*                          Less than 1% of our total outstanding Class A ordinary shares.

In addition, our compensation committee has approved the offer of a grant to Shuang Liu of options to purchase up to 6,800,000 Class A ordinary shares, which offer is subject to approvals by the shareholders of each of our company and Phoenix TV. As announced on April 15, 2013, we will hold our annual general meeting on May 22, 2013, at which time a resolution to approve such option grant offer to Shuang Liu, among other resolutions, will be presented to our shareholders. If approved by the shareholders of our company and by the shareholders of Phoenix TV, the offer date would be the date of the approval of the shareholders of Phoenix TV, and the exercise price would be calculated by reference to the average daily closing price per Class A ordinary share during the six-month period prior to the date of grant.

As of March 31, 2013, other employees in aggregate held awards entitling them to receive 36,569,999 Class A ordinary shares, with exercise prices ranging from US$0 to US$0.4459 per Class A ordinary share. We granted awards to our employees under the share incentive plans in November 2008, July 2009, September 2009, January 2010, July 2010, March 2011 and March 2013.

C.                     Board Practices

Board of Directors

Our board of directors currently consists of seven directors. Our directors are elected by the holders of our ordinary shares, which will include holders of our Class A ordinary shares and Class B ordinary shares.

A director is not required to hold any shares in the company by way of qualification. Subject to any separate requirement for audit committee approval and unless disqualified by the chairman of the meeting, a director may vote with respect to any contract, proposed contract or arrangement in which he or she is materially interested provided they have disclosed such interest to the board. The board may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party.

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

Compensation Committee. Our compensation committee consists of Shuang Liu, Daguang He, Jerry J. Zhang and Carson Wen. Our board of directors has determined that each of Jerry J. Zhang and Carson Wen satisfies the “independence” requirements of Section 303A of the NYSE Manual. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Subject to laws, a shareholder has the right to seek damages if a duty owed by our directors is breached.

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

D.                     Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E.                     Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2013:

•          each of our directors and executive officers; and

•          each person known to us to own beneficially more than 5% of each class of our ordinary shares.

The calculations in the tables below assume there are 298,941,701 Class A ordinary shares and 317,325,360 Class B ordinary shares, outstanding as of March 31, 2013. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this annual report on Form 20-F, including through the exercise of any option, the vesting of any contingently issuable share, restricted share, restricted share unit or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A Ordinary Shares Beneficially Owned
	Number	%(1)
Class A ordinary shares
Keung Chui	—	—
Shuang Liu(2)	15,168,000	5.1
Ya Li(3)	12,040,000	4.0
Daguang He	—	—
Ka Keung Yeung	—	—
Carson Wen	—	—
Jerry J. Zhang	—	—
Qianli Liu(4)	*	*
All Directors and Executive Officers as a Group (5)	30,008,000	10.0
Principal Shareholders:
Morningside China TMT Fund I, L.P. (6)	62,400,000	20.9
Public Mutual Berhad (7)	21,921,512	7.3
Intel Capital Corporation (8)	16,175,736	5.4

*                          Less than 1% of our total outstanding Class A ordinary shares.

(1)                  Percentages disclosed are with respect to Class A ordinary shares.

(2)                  Represents 15,168,000 Class A ordinary shares, including 272,250 restricted shares and 1,600,000 Class A ordinary shares in the form of ADSs.

(3)                  Represents 12,040,000 Class A ordinary shares, including 264,688 restricted shares and 2,160,000 Class A ordinary shares in the form of ADSs.

(4)                  Represents Class A ordinary shares all of which are restricted shares.

(5)                  Represents 30,008,000 Class A ordinary shares, including 1,936,938 restricted shares and 3,760,000 Class A ordinary shares in the form of ADSs.

(6)                 Information based on the Schedule 13G filed on Febuary 14, 2012 on behalf of Morningside China TMT Fund I, L.P. Represents 62,400,000 Class A ordinary shares. Morningside China TMT Fund I, L.P. is controlled by Morningside China TMT GP, L.P., its general partner, which is controlled by TMT General Partner Ltd., its general partner, which is controlled by a board directors comprised of the following natural persons: Qin Liu, Jianming Shi and Gerald Chan. The registered office for TMT General Partner Ltd. is Clifton House, 75 Fort Street, P.O. Box 1350, Grand Cayman KY1-1108, Cayman Islands.

(7)                  Information based on the Schedule 13G filed on January 29, 2013 on behalf of Public Mutual Berhad.  Represents 21,921,512 Class A ordinary shares held in the form of ADSs.  The principal business office of Public Mutual Berhad is Block B, Sri Damansara Business Park, Persiaran Industri, Bandar Sri Damansara, 52200 Kuala Lumpur, Malaysia.

(8)                  Information based on the Schedule 13G filed on February 4, 2013 on behalf of Intel Corporation. Represents 16,175,736 Class A ordinary shares held by Intel Capital Corporation. Intel Capital Corporation is wholly owned by Intel Corporation. The principal business office of Intel Corporation, is 2200 Mission College Boulevard, Santa Clara, California, 95054-1549, United States.

	Class B Ordinary Shares Beneficially Owned
	Number	%(1)
Class B ordinary shares
Phoenix Satellite Television (B.V.I.) Holding Limited (2)	317,325,360	100.0

(1)                  Percentages disclosed are with respect to Class B ordinary shares.

(2)                  Information based on the Schedule 13G filed on February 14, 2012 on behalf of Phoenix Satellite Television Holdings Limited and Phoenix Satellite Television (B.V.I.) Holding Limited. Represents 317,325,360 Class B ordinary shares. Phoenix Satellite Television (B.V.I.) Holding Limited is controlled by Phoenix Satellite Television Holdings Limited, a public company listed on the Hong Kong Stock Exchange. The registered office for Phoenix Satellite Television Holdings Limited is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

As of March 31, 2013, 181,368,264 Class A ordinary shares or 60.7% of our outstanding Class A ordinary shares in the form of ADSs are held by one record holder in the United States, Deutsche Bank Trust Company Americas. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

ITEM 7.                 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                     Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership”

B.                     Related Party Transactions

Phoenix TV, through its wholly owned subsidiary, is our controlling shareholder, with beneficial ownership and voting power of 51.5% and 58.0%, respectively, of our outstanding ordinary shares as of March 31, 2013. Phoenix TV has the power acting alone to approve any action requiring a vote of the majority of our ordinary shares.

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

Transactions and Agreements with Phoenix TV and Certain of its Subsidiaries

Phoenix TV Cooperation Agreement and Phoenix TV Content License Agreements

Fenghuang On-line entered into a Content, Branding, Promotion and Technology Cooperation Agreement, or the Phoenix TV Cooperation Agreement, with Phoenix TV on November 24, 2009, certain terms of which were amended pursuant to a supplemental agreement entered into by the parties on March 28, 2011. Pursuant to the Phoenix TV Cooperation Agreement, Phoenix TV agreed to procure and procured its subsidiaries, Phoenix Satellite Television Company Limited and Phoenix Satellite Television Trademark Limited, respectively, to enter into content license agreements, or the Content License Agreements, and trademark license agreements, or the Trademark License Agreements, with each of our affiliated consolidated entities. Fenghuang On-line agreed to provide Phoenix TV with our proprietary text, image, sound and video content. In addition, Fenghuang On-line and Phoenix TV agreed to promote one another’s brand and content on their respective new media and TV platforms. The Phoenix TV Cooperation Agreement, as amended, will expire in March 2016. As compensation for the rights granted to Fenghuang On-line under the agreement, Fenghuang On-line is obligated to pay Phoenix TV an annual service fee in the amount of RMB1.6 million for the first year of the agreement, which incrementally increases by 25% for each subsequent year of the agreement. The annual service payment to Phoenix TV for 2012 is RMB2.5 million. Fenghuang On-line must also pay to Phoenix TV 50% of the after-tax revenues Tianying Jiuzhou earns from sublicensing Phoenix TV’s video content to third parties. In the event that Phoenix TV’s indirect voting interest in Fenghuang On-line falls to 50% or below, Phoenix TV has the right to amend the annual service fee, provided that it may not be raised to more than 500% of the original annual service fee. If Phoenix TV’s beneficial ownership stake in us decreases to 35% or below, Phoenix TV has the right to immediately terminate or renegotiate the Phoenix TV Cooperation Agreement.

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

Costs for content production provided to us by Phoenix TV Group were RMB3.7 million, RMB4.9 million and RMB3.2 million (US$0.5 million) in 2010, 2011 and 2012, respectively. Costs for data line services provided to us by Phoenix TV Group were RMB0.4 million, RMB0.4 million and RMB0.4 million (US$0.1 million) in 2010, 2011 and 2012, respectively. We were charged by Phoenix TV Group for advertising and promotion expenses of RMB0.4 million, RMB0.7 million and RMB0.9 million (US$0.1 million) in 2010, 2011 and 2012, respectively. Expenses for technical support services provided to us by Phoenix TV Group were RMB0.3 million, RMB0.5 million and nil in 2010, 2011 and 2012, respectively. We were also charged corporate administrative expenses by Phoenix TV Group in the total amounts of RMB0.6 million, RMB1.1 million and RMB0.6 million (US$0.1 million) in 2010, 2011 and 2012, respectively.

We provided joint advertising campaign solutions together with Phoenix TV Group to Phoenix TV Group’s advertisers for which Phoenix TV Group paid us RMB4.8 million, RMB21.6 million and RMB29.8 million (US$4.8 million) in 2010, 2011 and 2012, respectively. We also recognized paid service revenues of RMB12.5 million, RMB2.4 million and nil from Phoenix TV Group for online promotion solutions in 2010, 2011 and 2012, respectively.

As of December 31, 2011 and 2012, we had accounts receivable from Phoenix TV Group in the amounts of nil and RMB5.1 million (US$0.8 million), respectively, and accounts payable to Phoenix TV Group in the amounts of RMB3.9 million and nil, respectively.

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

Cooperation Agreement with China Mobile Communication Corporation

China Mobile Communication Corporation, or China Mobile, is a shareholder of our parent company, Phoenix TV. As of March 31, 2013, China Mobile held 19.7% of the outstanding shares of Phoenix TV. In each of 2009, 2011 and 2012, Tianying Jiuzhou entered into a cooperation agreement with China Mobile Communication Corporation, together, the China Mobile Cooperation Agreements. Pursuant to the China Mobile Cooperation Agreements, Tianying Jiuzhou agreed to produce certain MMS content exclusively for China Mobile to be used in China Mobile’s mobile newspaper service offerings, and China Mobile agreed to pay fees of RMB62.4 million, RMB58.8 million and RMB 58.8 million for such content purchased by China Mobile during the period covering 2010 to 2012. Tianying Jiuzhou has also granted to China Mobile non-exclusive sub-licenses under the China Mobile Cooperation Agreements to use certain trademarks of Phoenix TV in China, and has agreed to co-host certain offline events with China Mobile free of charge.

We obtained revenues for our MIVAS and mobile video services from and through China Mobile of RMB281.6 million, RMB442.7 million and RMB429.1 million (US$68.9 million) in 2010, 2011, and 2012, respectively, relating to mobile newspaper content provided to China Mobile and WVAS and other MIVAS as well as mobile video services provided through China Mobile’s platform to mobile device users. We earned revenues from China Mobile for online advertising services of nil, RMB4.6 million and RMB5.7 million (US$0.9 million) in 2010, 2011 and 2012, respectively. We incurred revenue sharing and bandwidth costs in connection with the MIVAS and mobile video services provided through China Mobile’s platform in the amounts of RMB34.8 million, RMB68.5 million and RMB64.0 million (US$10.3 million) in 2010, 2011 and 2012, respectively.

As of December 31, 2011 and 2012, we had accounts receivable from China Mobile in the amounts of RMB63.9 million and RMB58.5 million (US$9.4 million), respectively, and accounts payable to China Mobile in the amounts of nil and RMB1.8 million (US$0.3 million), respectively.

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

ITEM 9.                                  THE OFFER AND LISTING

Our ADSs, each representing eight of Class A ordinary shares, have been listed on the New York Stock Exchange since May 12, 2011 under the symbol “FENG.” The table below shows, for the periods indicated, the high and low market prices on the New York Stock Exchange for our ADSs.

	Market Price for Each ADS
	High	Low
	US$	US$
Annual highs and lows
2011	15.09	4.20
2012	7.80	2.88
Quarterly highs and lows
Second quarter 2011	15.09	7.96
Third quarter 2011	10.75	4.76
Fourth quarter 2011	7.34	4.20
First quarter 2012	7.77	5.39
Second quarter 2012	7.8	4.26
Third quarter 2012	4.78	3.35
Fourth quarter 2012	3.89	2.88
First quarter 2013	4.25	3.39
Second quarter 2012 (through April 24, 2013)	4.53	3.40
Monthly highs and lows
October 2012	3.89	3.38
November 2012	3.76	2.88
December 2012	3.68	3.05
January 2013	3.73	3.39
February 2013	3.87	3.49
March 2013	4.25	3.73
April 2013 (through April 24)	4.53	3.40

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

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A non-United States corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (but not our Class A ordinary shares), which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our Class A ordinary shares that are represented by ADSs, but not on our Class A ordinary shares that are not so represented, will meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law (see discussion under “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss, or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code, will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Furthermore, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC (as discussed below under “—Passive Foreign Investment Company”) in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

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

ITEM 11.                           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration risk

We depend on China Mobile, which is a shareholder of Phoenix TV, for a significant portion of our business. The revenues generated from advertising and paid services we provided through China Mobile for the years ended December 31, 2010, 2011 and 2012 were RMB281.6 million, RMB447.3 million and RMB434.8 million (US$69.8 million), respectively, which accounted for 53.3%, 47.1% and 39.1% of our total revenue in the respective periods.

We had accounts receivable from China Mobile as of December 31, 2010, 2011 and 2012 of RMB16.5 million, RMB63.9 million and RMB58.5 million (US$9.4 million), respectively, which are included on our balance sheet as “Amounts due from related parties.” Apart from China Mobile, we have no other customer with revenues or accounts receivable accounting for over 10% of our total revenues or total account receivables, respectively.

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

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was negative 0.7%, 3.3% and 5.4% in 2009, 2010 and 2011, respectively. The year-over-year percent changes in the Consumer Price Index for January 2010, 2011 and 2012 were increases of 1.5%, 4.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. We do not anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Currency Risk

Substantially all our revenues and expenses are denominated in Renminbi. We have not had any material foreign exchange gains or losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars relative to the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars. Furthermore, a decline in the value of the Renminbi could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our subsidiaries and PRC-incorporated affiliates in China. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our reported financial results in U.S. dollar terms. As of December 31, 2012, we had RMB denominated cash and cash equivalents and term deposits totaling RMB1.0 billion, and U.S. dollar denominated cash and cash equivalents of US$19.4 million. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Fluctuations in exchange rates of the Renminbi could materially affect our reported results of operations.”

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

Payments by Depositary

As of March 31, 2013, we had received total payments of US$0.6 million from Deutsche Bank Trust Company Americas, the depositary bank for our ADR program for reimbursement of investor relations expenses and other program related expenses.

PART II

ITEM  13.                        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2010, 2011 and 2012.

ITEM  14.                        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.                     Modifications of Rights

See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

B.                     Use of Proceeds

On May 17, 2011, we closed our initial public offering in which we offered and sold 11,500,000 ADSs, raising US$117.6 million in proceeds to us before expenses but after underwriting discounts and commissions. On June 13, 2011, the underwriters exercised their option to purchase 1,915,125 additional ADSs from us, and we thereby raised an additional US$19.6 million in proceeds to us before expenses but after underwriting discounts and commissions. Apart from underwriting discounts and commissions of US$10.3 million, our other expenses incurred in connection with the issuance and distribution of our ADSs in our initial public offering totaled US$5.0 million.

The effective date of our registration statement on Form F-1 (File number 333-173666) was May 11, 2011.

As of December 31, 2012, we had used a portion of the net proceeds received from our initial public offering, which consisted of US$8.9 million used for general corporate purposes, and US$9.6 million for share repurchases and related transaction costs. We intend to use the remainder of our initial public offering proceeds for share repurchases, content acquisition and production, product development and technology infrastructure, marketing and sales, other general corporate purposes, including potential facilities upgrade, and for potential acquisitions although we are not currently negotiating any acquisition transactions.

ITEM 15.                           CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2012, an evaluation has been carried out under the supervision and with the participation of our senior management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding the required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon the Company’s evaluation, our senior management has concluded that, as of December 31, 2012, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP and that a company’s receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statements preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2012 using the criteria set forth in the report ‘‘Internal Control—Integrated Framework’’ published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2012.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm, as stated in their attestation report which appears in this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

We have previously disclosed in our annual report on Form 20-F for the year ended December 31, 2011 that we and our independent registered public accounting firm identified the following material weakness and significant deficiency:

The material weakness related to the lack of sufficient accounting personnel with appropriate understanding of U.S. GAAP accounting issues and the SEC reporting requirements. The significant deficiency related to the lack of written accounting manual and closing procedures to facilitate preparation of financial statements for financial reporting purposes.

We have undertaken certain remedial steps to address the material weakness and the significant deficiency, including:

(i) formalized and standardized accounting manual, policies and procedures in relation to period-end-closing and financial reporting at both headquarters and subsidiaries levels;

(ii) further increasing the accounting, internal control, and SEC reporting acumen and accountability of our finance employees through training programs designed to enhance these employees’ competency with respect to U.S. GAAP and internal control over financial reporting;

(iii) enhanced our monitoring control over financial reporting, including additional review by our chief financial officer, financial director, and senior finance staff over the application of U.S. GAAP accounting knowledge and the selection and evaluation of U.S. GAAP accounting policies, critical accounting judgments and estimates, reporting and disclosures;

(iv) enhanced the effectiveness of our internal control over financial reporting and disclosure process in reviewing and reorganizing our finance team to provide improved lines of responsibility, review and authority;

(v) strengthened our internal audit function by hiring additional professionals with internal audit experience and experience in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act; and

(vi) established related policies and procedures to support the operation of internal controls at the entity level, process level as well as IT level.

As of December 31, 2012, we have concluded that the material weakness and significant deficiency described in our annual report on Form 20-F for the year ended December 31, 2011 have been remediated.

We maintain a system of internal control over financial reporting that is designed to provide reasonable assurance that our books and records accurately reflect our transactions and that our established policies and procedures are followed. The discussion above includes descriptions of the material actual changes to our internal control over financial reporting in the year ended December 31, 2012 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.                  PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Zhong Tian CPAs Limited Company has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2012, for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, for the years indicated.

	For the Years Ended December 31,
	2011	2012
	(In thousands of US dollars)
Audit Fees(1)	641	1,022
Audit-related Fees(2)	849	—
Tax Fees(3)	10	10
All Other Fees(4)	—	155
Total	1,500	1,187

(1)                  Audit fees consist of fees associated with the annual audit, reviews of our quarterly financial statements and related statutory and regulatory filings. For 2012, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

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

ITEM  16D.               EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.                  PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We publicly announced a share repurchase program on July 30, 2012, pursuant to which we are authorized to repurchase up to US$20.0 million worth of our ADSs for a period of twelve months starting from August 2012.

The table below is a summary of the ADSs repurchased by us during 2012.

	Total Number of ADSs	Average Price Paid per	Total Number of ADSs Purchased as Part of Publicly Announced Plans or	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans or
Period	Purchased	ADS(1)	Programs	Programs
		US$		US$
August 1, 2012 — August 31, 2012	411,262	3.91	411,262	18,392,035
September 1, 2012 — September 30, 2012	817,462	3.52	1,228,724	15,513,070
October 1, 2012 — October 31, 2012	668,477	3.75	1,897,201	13,005,767
November 1, 2012 — November 30, 2012	335,818	3.42	2,233,019	11,857,485
December 1, 2012 — December 31, 2012	40,676	3.63	2,273,695	11,709,951
2012 Total	2,273,695

(1)       Each of our ADSs represents eight Class A ordinary shares.

ITEM 16F.                   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.                 CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing eight ordinary shares, are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange.

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

4.10

Translation of the Equity Pledge Agreement, dated as of December 31, 2009, between Fenghuang On-line and Yifeng Lianhe (incorporated by reference Exhibit 10.8 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.11

Translation of the Exclusive Technical Consulting & Service Agreement, dated as of December 31, 2009, between Fenghuang On-line and Tianying Jiuzhou (incorporated by reference Exhibit 10.9 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

Exhibit Number	Description of Exhibits

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

Exhibit Number	Description of Exhibits

4.27

Translation of the Cooperation Agreement, dated as of February 14, 2011, between China Mobile Communications Corporation and Tianying Jiuzhou (incorporated by reference Exhibit 10.25 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

*4.28

Schedule of material differences between the Cooperation Agreement, dated as of July 8, 2012, between China Mobile Communications Corporation and Beijing Tianying Jiuzhou Network Technology Co., Ltd. and the Cooperation Agreement, dated as of February 14, 2011, between China Mobile Communications Corporation and Tianying Jiuzhou (incorporated by reference Exhibit 10.25 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

*8.1	List of Subsidiaries

11.1

Code of Business conduct and Ethics of the Registrant (incorporated by reference Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2022

*13.2	Certification of our Chief Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Accounting Firm

*15.2	Consent of Zhong Lun Law Firm

101.INS	XBRL Instance Document. **

101.SCH	XBRL Taxonomy Extension Schema Document. **

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document. **

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document. **

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document. **

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document. **

*                 Filed herewith

**          XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Phoenix New Media Limited

By:	/s/ Qianli Liu
	Name:	Qianli Liu
	Title:	Chief Financial Officer

Date:  April 26, 2013

Phoenix New Media Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Phoenix New Media Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of shareholders’ equity/(deficit) and of cash flows present fairly, in all material respects, the financial position of Phoenix New Media Limited (the “Company”) and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits which was an integrated audit in 2012. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, the People’s Republic of China

April 26, 2013

Phoenix New Media Limited

Consolidated Balance Sheets

(Amounts in thousands, except for number of shares)

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$ (Note 2d)
ASSETS
Current assets:
Cash and cash equivalents	397,166	916,169	147,055
Term deposits	784,023	235,000	37,720
Accounts receivable, net	202,097	280,987	45,102
Amounts due from related parties	64,388	63,811	10,242
Prepayment and other current assets	46,334	42,557	6,831
Deferred tax assets	11,931	17,504	2,810
Total current assets	1,505,939	1,556,028	249,760
Non-current assets:
Property and equipment, net	41,012	102,547	16,460
Intangible assets, net	5,415	9,488	1,523
Other non-current assets	12,128	13,104	2,103
Total non-current assets	58,555	125,139	20,086
Total assets	1,564,494	1,681,167	269,846
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the Company of RMB217,188 and RMB269,152 (US$43,202) as of December 31, 2011 and 2012, respectively. Note 1):
Accounts payable	120,910	154,637	24,821
Amounts due to related parties	3,889	1,806	290
Advances from customers	7,191	5,884	944
Taxes payable	35,822	40,156	6,445
Salary and welfare payable	45,119	63,631	10,213
Accrued expenses and other current liabilities	39,276	40,717	6,537
Total current liabilities	252,207	306,831	49,250
Long-term liabilities (including amounts of the consolidated VIEs without recourse to the Company of RMB5,504 and RMB7,996 (US$1,283) as of December 31, 2011 and 2012, respectively. Note 1)	5,504	7,996	1,283
Total liabilities	257,711	314,827	50,533
Commitments and contingencies (Note 18)
Shareholders’ equity:
Class A ordinary shares (US$0.01 par value, 680,000,000 and 680,000,000 shares authorized as of December 31, 2011 and 2012, respectively; 306,101,077 and 299,408,949 shares issued and outstanding as of December 31, 2011 and 2012, respectively)	20,001	19,575	3,142
Class B ordinary shares (US$0.01 par value, 320,000,000 and 320,000,000 shares authorized as of December 31, 2011 and 2012, respectively; 317,325,360 and 317,325,360 shares issued and outstanding as of December 31, 2011 and 2012, respectively)	22,053	22,053	3,540
Additional paid-in capital	1,830,882	1,785,597	286,608
Treasury stock (nil and 40,800 shares as of December 31, 2011 and 2012, respectively)	—	(112)	(18)
Statutory reserves	24,647	31,985	5,134
Accumulated deficit	(555,831)	(455,810)	(73,163)
Accumulated other comprehensive loss	(34,969)	(36,948)	(5,930)
Total shareholders’ equity	1,306,783	1,366,340	219,313
Total liabilities and shareholders’ equity	1,564,494	1,681,167	269,846

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Comprehensive Income

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	For the Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Revenues(1):
Net advertising revenues	204,369	465,824	610,160	97,937
Paid service revenues	324,326	484,768	500,844	80,391
Total revenues	528,695	950,592	1,111,004	178,328
Cost of revenues(1)	(299,423)	(554,676)	(631,299)	(101,330)
Gross profit	229,272	395,916	479,705	76,998
Operating expenses(1):
Sales and marketing expenses	(76,152)	(164,082)	(197,038)	(31,627)
General and administrative expenses	(39,955)	(77,078)	(106,736)	(17,132)
Technology and product development expenses	(31,012)	(69,021)	(91,292)	(14,654)
Total operating expenses	(147,119)	(310,181)	(395,066)	(63,413)
Income from operations	82,153	85,735	84,639	13,585
Other income:
Interest income	582	9,682	32,869	5,276
Foreign currency exchange gain	313	19,343	1,897	304
Others, net	1,534	2,861	4,931	792
Income before tax	84,582	117,621	124,336	19,957
Income tax expense	(10,499)	(15,146)	(16,977)	(2,725)
Net income attributable to Phoenix New Media Limited	74,083	102,475	107,359	17,232
Accretion to convertible redeemable preferred share redemption value	(206,409)	(773,623)	—	—
Income allocation to participating preferred shares	(33,093)	(6,172)	—	—
Net (loss)/income attributable to ordinary shareholders	(165,419)	(677,320)	107,359	17,232
Net income attributable to Phoenix New Media Limited	74,083	102,475	107,359	17,232
Other comprehensive loss, net of tax: foreign currency translation adjustment	(4,462)	(33,968)	(1,979)	(317)
Comprehensive income attributable to Phoenix New Media Limited	69,621	68,507	105,380	16,915
Net (loss)/income attributable to ordinary shareholders	(165,419)	(677,320)	107,359	17,232
Net (loss)/income per Class A and Class B ordinary share:
Basic	(0.51)	(1.30)	0.17	0.03
Diluted	(0.51)	(1.30)	0.17	0.03
Net (loss)/income per ADS (1 ADS representing 8 Class A ordinary shares):
Basic	(4.05)	(10.44)	1.38	0.22
Diluted	(4.05)	(10.44)	1.33	0.21
Weighted average number of Class A and Class B ordinary shares used in computing net (loss)/income per share:
Basic	327,045,493	519,227,660	624,010,270	624,010,270
Diluted	327,045,493	519,227,660	643,748,146	643,748,146

(1) Revenues, cost of revenues and operating expenses include transactions with related parties as follows:

Net advertising revenues	4,824	26,201	35,438	5,688
Paid service revenues	294,027	445,096	429,125	68,879
Cost of revenues	(38,800)	(73,833)	(67,481)	(10,831)
Sales and marketing expenses	(438)	(663)	(916)	(147)
General and administrative expenses	(617)	(1,139)	(646)	(104)
Technology and product development expenses	(314)	(533)	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Shareholders’ Equity/(Deficit)

(Amounts in thousands, except for number of shares)

									Accumulated
							Additional		other		Total
	Class A ordinary shares		Class B ordinary shares		Treasury stock		paid-in	Statutory	comprehensive	Accumulated	shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	income/(loss)	deficit	equity/(deficit)
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2009	2,345,437	161	320,000,000	22,239	—	—	7,617	6,317	3,461	(26,198)	13,597
Share-based compensation	—	—	—	—	—	—	16,561	—	—	—	16,561
Issuance of ordinary shares upon settlement of share-based awards	41,151,800	2,740	—	—	—	—	6,852	—	—	—	9,592
Shareholders’ contribution	—	—	—	—	—	—	2,080	—	—	—	2,080
Appropriation to statutory reserves	—	—	—	—	—	—	—	3,997	—	(3,997)	—
Accretion to series A convertible redeemable preferred shares redemption	—	—	—	—	—	—	(33,110)	—	—	(173,299)	(206,409)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(4,462)	—	(4,462)
Net income attributable to Phoenix New Media Limited	—	—	—	—	—	—	—	—	—	74,083	74,083
Balance as of December 31, 2010	43,497,237	2,901	320,000,000	22,239	—	—	—	10,314	(1,001)	(129,411)	(94,958)
Issuance of ordinary shares upon initial public offering (“IPO”), net of issuance costs	107,321,000	6,984	—	—	—	—	853,737	—	—	—	860,721
Conversion of series A convertible redeemable preferred shares upon IPO	130,000,000	8,464	—	—	—	—	1,155,342	—	—	—	1,163,806
Conversion of ordinary shares in the assured entitlement distribution	2,674,640	186	(2,674,640)	(186)	—	—	—	—	—	—	—
Issuance of restricted shares	19,008,200	1,238	—	—	—	—	(1,238)	—	—	—	—
Share-based compensation	—	—	—	—	—	—	66,092	—	—	—	66,092
Issuance of ordinary shares upon settlement of share-based awards	3,600,000	228	—	—	—	—	414	—	—	—	642
Shareholders’ contribution related to waiver of short-term loan by Phoenix TV Group	—	—	—	—	—	—	15,596	—	—	—	15,596
Appropriation to statutory reserves	—	—	—	—	—	—	—	14,333	—	(14,333)	—
Accretion to series A convertible redeemable preferred shares redemption	—	—	—	—	—	—	(259,061)	—	—	(514,562)	(773,623)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(33,968)	—	(33,968)
Net income attributable to Phoenix New Media Limited	—	—	—	—	—	—	—	—	—	102,475	102,475
Balance as of December 31, 2011	306,101,077	20,001	317,325,360	22,053	—	—	1,830,882	24,647	(34,969)	(555,831)	1,306,783
Share-based compensation	—	—	—	—	—	—	6,759	—	—	—	6,759
Issuance of ordinary shares upon settlement of share-based awards	11,456,632	723	—	—	—	—	(123)	—	—	—	600
Repurchase of ordinary shares	—	—	—	—	(18,189,560)	(52,466)	—	—	—	—	(52,466)
Cancellation of repurchased ordinary shares	(18,148,760)	(1,149)	—	—	18,148,760	52,354	(51,921)	—	—	—	(716)
Appropriation to statutory reserves	—	—	—	—	—	—	—	7,338	—	(7,338)	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(1,979)	—	(1,979)
Net income attributable to Phoenix New Media Limited	—	—	—	—	—	—	—	—	—	107,359	107,359
Balance as of December 31, 2012	299,408,949	19,575	317,325,360	22,053	(40,800)	(112)	1,785,597	31,985	(36,948)	(455,810)	1,366,340
Balance as of December 31, 2012 (in US$)		3,142		3,540		(18)	286,608	5,134	(5,930)	(73,163)	219,313

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income attributable to Phoenix New Media Limited	74,083	102,475	107,359	17,232
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	16,561	66,092	6,759	1,085
Provision for allowance for doubtful accounts	1,049	11,926	25,902	4,158
Depreciation and amortization expense	8,117	12,292	21,130	3,392
Deferred income tax	1,572	(11,318)	(5,573)	(895)
Loss on disposal of property and equipment	50	2	486	78
Foreign currency exchange gain	(313)	(19,343)	(1,897)	(304)
Changes in operating assets and liabilities:
Accounts receivable	(42,774)	(136,980)	(104,792)	(16,820)
Prepayments and other current assets	(12,562)	(26,713)	12,603	2,023
Amounts due from related parties	(7,791)	(47,901)	577	93
Note receivable	596	1,150	—	—
Other non-current assets	1,981	(9,645)	(976)	(157)
Accounts payable	31,469	66,795	27,135	4,355
Advance from customers	2,842	(590)	(1,307)	(210)
Salary and welfare payable	15,947	19,055	18,512	2,971
Taxes payable	7,931	25,852	4,334	696
Amounts due to related parties	(17,975)	(21,843)	(2,083)	(334)
Accrued expenses and other current liabilities	2,983	31,310	(1,081)	(174)
Long-term liabilities	1,910	2,021	2,492	400
Net cash provided by operating activities	85,676	64,637	109,580	17,589
Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(18,059)	(33,477)	(79,583)	(12,774)
Placement of term deposits	—	(1,560,002)	(1,221,801)	(196,113)
Maturity of term deposits	—	775,979	1,772,414	284,492
Cash received from liquidation of PHOENIXi	—	14,300	—	—
Net cash (used in)/provided by investing activities	(18,059)	(803,200)	471,030	75,605
Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon IPO	—	893,098	—	—
Proceeds from exercise of stock options	9,997	183	1,050	169
Repayment to VIEs’ legal shareholders	(7,920)	—	—	—
Payment of IPO related expenses	(1,457)	(30,101)	—	—
Repurchase of shares	—	—	(52,752)	(8,467)
Prepayment for share repurchases	—	—	(8,408)	(1,350)
Net cash provided by/(used in) financing activities	620	863,180	(60,110)	(9,648)
Effect of exchange rate changes on cash and cash equivalents	(4,150)	(14,624)	(1,497)	(240)
Net increase in cash and cash equivalents	64,087	109,993	519,003	83,306
Cash and cash equivalents at the beginning of the period	223,086	287,173	397,166	63,749
Cash and cash equivalents at the end of the period	287,173	397,166	916,169	147,055
Supplemental disclosure of cash flow information:
Cash paid during the period for income taxes	3,830	13,518	15,968	2,563
Supplemental disclosure of non-cash investing and financing activities:
Conversion of series A convertible redeemable preferred shares into ordinary shares	—	1,163,806	—	—
Short-term loan waived by Phoenix TV Group	—	15,596	—	—
Issuance of ordinary shares upon vesting of restricted share units	—	1,314	348	56
Purchase of property and equipment and intangible assets included in accounts payable	—	—	7,406	1,189

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

1. Organization and Principal Activities

Phoenix New Media Limited (“PNM”, or the “Company”) was incorporated in the Cayman Islands on November 22, 2007 by Phoenix Satellite Television (B.V.I.) Holding Limited (the “Parent”), a subsidiary of Phoenix Satellite Television Holdings Ltd. (the “Phoenix TV”). Phoenix TV, its subsidiaries and variable interest entities (“VIEs”) are collectively referred to as the Phoenix TV Group. As of December 31, 2012, the Company had four subsidiaries, two VIEs for which a subsidiary of the Company is the primary beneficiary, and two subsidiaries of a VIE. The Company, its subsidiaries, VIEs and subsidiaries of one of the VIEs are hereinafter collectively referred to as the “Group”. The Group generates revenues from providing advertising services on its websites and paid services, which include mobile Internet and value-add services (“MIVAS”) and video value-added services (“video VAS”). The VIEs, each of which is owned by two People’s Republic of China (“PRC”) citizens, hold the necessary licenses and approvals to operate Internet-related businesses in the PRC. In addition, the VIEs are in the process of applying for certain licenses for the operations of their businesses, including Internet audio-visual program transmission license and Internet news license.

The details of the subsidiaries, VIEs and the subsidiaries of one of the VIEs as of December 31, 2012 are set out below:

			Percentage
			of Direct or
			Indirect
	Place of	Date of	Economic	Principal
Name	Incorporation	Incorporation	Ownership	Activity
Direct subsidiaries:
Phoenix Satellite Television Information Limited	British Virgin Islands (“BVI”)	September 1, 1999	100%	Investment holding
Phoenix New Media (Hong Kong) Company Limited	Hong Kong	February 24, 2011	100%	Advertising
Indirect subsidiaries:
Fenghuang On-line (Beijing) Information Technology Co., Ltd. (“Fenghuang On-line”)	PRC	December 20, 2005	100%	Technical consulting
Beijing Fenghuang Yutian Software Technology Co., Ltd. (“Fenghuang Yutian”)	PRC	June 15, 2012	100%	Software development
Variable interest entities (“VIEs”):
Beijing Tianying Jiuzhou Network Technology Co., Ltd. (“Tianying Jiuzhou”)	PRC	April 18, 2000	100%	Advertising, MIVAS and video VAS
Yifeng Lianhe (Beijing) Technology Co., Ltd. (“Yifeng Lianhe”)	PRC	June 16, 2006	100%	MIVAS
Direct subsidiaries of Tianying Jiuzhou:
Beijing Tianying Chuangzhi Advertising Co., Ltd. (“Tianying Chuangzhi”)	PRC	February 8, 2010	100%	Advertising
Beijing Jirong Wenhua Culture Communication Co., Ltd. (“Jirong Wenhua”)	PRC	June 1, 2012	100%	Publishing

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

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

The paid-in capital of Yifeng Lianhe, which also has licenses to operate Internet content businesses in PRC, was loaned by Tianying Jiuzhou. Through the aforementioned activities, Tianying Jiuzhou and Yifeng Lianhe are considered VIEs in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Fenghuang On-line is entitled to substantially all the economic risks and rewards associated with Tianying Jiuzhou and Yifeng Lianhe, and is the primary beneficiary of these entities. On December 31, 2009, a series of agreements (the “Contractual Agreements”) were entered into among Fenghuang On-line, Tianying Jiuzhou, Yifeng Lianhe and the VIEs’ legal shareholders. Fenghuang On-line also repaid the paid-in-capital of Tianying Jiuzhou to its legal shareholders amounted to RMB7.9 million upon entering into the Contractual Agreements.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

1. Organization and Principal Activities (Continued)

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

Exclusive Technical Licensing and Service Agreements

Under the exclusive technical licensing and service agreements between Fenghuang On-line and each of the VIEs, Fenghuang On-line has the exclusive right to provide technical and consulting services to the VIEs, including developing and upgrading various software, developing system technology, maintaining operational hardware and providing various training and consulting services, among other services. The VIEs have agreed to pay a service fee to Fenghuang On-line equal to a certain percentage of their respective annual revenues plus a special service fee for certain services rendered by Fenghuang On-line at the request of the VIEs. The technical service agreements also transfer all of the economic benefit of intellectual property created by the VIEs to Fenghuang On-line. Each exclusive technical services agreement will remain in effect indefinitely and can be terminated only by Fenghuang On-line unless otherwise required by law.

The Group has evaluated the relationship among the Company, Fenghuang On-line and the VIEs in accordance with U.S. GAAP. Pursuant to the voting right entrustment agreements, the Company has obtained power, as granted to the legal shareholders by the applicable PRC law and under the articles of association of the VIEs, to direct all significant activities of the VIEs, which include but are not limited to budgeting, financing, and making other strategic and operational decisions, and will significantly impact the VIEs’ economic performance. Pursuant to the exclusive technical licensing and service agreements and other agreements, the Company has the right to receive benefits of the VIEs in the form of technical service fees, which could potentially be significant to the VIEs’ net income. In addition, the Company has right to receive all the residual assets of the VIEs through exercise of the exclusive equity option agreements. As a result, the Company, through Fenghuang On-line, is considered the primary beneficiary of the VIEs and therefore includes the VIEs’ assets, liabilities and operating results in its consolidated financial statements. With the Contractual Agreements with the VIEs, the Company has power to direct activities of the VIEs, and can freely have assets transferred out of the VIEs without any restrictions. Only the registered capital and PRC statutory reserves of the VIEs amounted to RMB25.0 million (US$4.0 million) as of December 31, 2012 can be used to solely settle obligations of the VIEs. As both the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, the creditors of the VIEs’ liabilities do not have recourse to the general credit of the Company. The amounts of the consolidated VIEs without recourse to the Company disclosed on the face of the consolidated balance sheets have excluded the amounts due to inter-company entities.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

1. Organization and Principal Activities (Continued)

The following tables set forth the assets, liabilities, results of operations and cash flows of the consolidated VIEs:

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
Current assets	433,304	613,359	98,451
Non-current assets	31,449	50,442	8,096
Total assets	464,753	663,801	106,547
Accounts payable	120,803	150,367	24,136
Amounts due to related parties	921	2,167	348
Amounts due to inter-company entities	189,078	314,966	50,556
Advances from customers	6,845	5,335	856
Taxes payable	24,733	29,605	4,752
Salary and welfare payable	36,027	49,199	7,897
Accrued expenses and other current liabilities	27,859	32,479	5,213
Current liabilities	406,266	584,118	93,758
Non-current liabilities	5,504	7,996	1,283
Total liabilities	411,770	592,114	95,041

	For the Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Revenues	515,649	939,954	1,105,053	177,373
Net income/(loss)	19,473	(6,757)	16,359	2,626

	For the Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Net cash provided by operating activities	78,554	46,032	118,870	19,080
Net cash used in investing activities	(5,440)	(16,144)	(29,578)	(4,748)
Net cash used in financing activities	(7,920)	(4,066)	—	—

As of December 31, 2012, the total assets for the consolidated VIEs mainly comprised of cash and cash equivalents, accounts receivable, prepayment and other current assets, amounts due from related parties and property and equipment, there was no pledge or collateralization of these assets. As of December 31, 2012, the total liabilities for the consolidated VIEs mainly comprised accounts payable, amounts due to related parties, amounts due to inter-company entities, advances from customers, salary and welfare payable, taxes payable and accrued expenses and other current liabilities. The inter-company technical services fees charged by other entities of the Group to the consolidated VIEs were included in the net income/(loss) of the consolidated VIEs amounted to RMB114.5 million, RMB192.6 million and RMB186.0 million (US$29.9 million) for the years ended December 31, 2010, 2011 and 2012, respectively. The balances and transactions of the consolidated VIEs were reflected in the Company’s consolidated financial statements with inter-company transactions eliminated.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

1. Organization and Principal Activities (Continued)

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

There is no entity in the Group for which the Company has variable interest but is not the primary beneficiary as of December 31, 2012.

2. Principal Accounting Policies

(a) Basis of presentation, principles of consolidation and cost allocations

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs, and the subsidiaries of one of its VIEs prepared on a going concern basis. All significant transactions and balances among the Company, its subsidiaries, its VIEs and the subsidiaries of the VIE have been eliminated upon consolidation. Based on the Contractual Arrangements (see Note 1), the Company consolidates the VIEs as required by Accounting Standards Codification (“ASC”) 810 Consolidation, because Fenghuang On-line holds all the variable interests of the VIEs and has been determined to be the primary beneficiary of the VIEs. The consolidated financial statements of the Company are prepared in accordance with U.S. GAAP.

The Reorganization as described in Note 1 has been accounted for on a carryover basis as a reorganization of businesses under common control in a manner similar to a pooling of interests.

The Group and Phoenix TV Group have engaged in various mutual cooperation activities in content, branding and promotions, technical support and corporate management. There was no payment for these arrangements until November 2009, when the Group entered into a cooperation agreement with Phoenix TV which stipulates the costs and expenses charged to the Group related to content and other services provided by Phoenix TV Group (See Note 18(a)). The agreement was effective as of January 1, 2010. Accordingly, the related costs and expenses were recorded by the Group based on the cooperation agreement for the years ended December 31, 2010, 2011 and 2012.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

2. Principal Accounting Policies (Continued)

(a) Basis of presentation, principles of consolidation and cost allocations (continued)

Apart from the above cooperation agreement, Phoenix TV Group also paid certain expenses on the behalf of the Group, such as technical support services, data line usage and other general and administrative expenses, which the Group needed to settle with Phoenix TV Group based on the actual amount, and were recorded in the consolidated statements of comprehensive income.

(b) Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates. These estimates and assumptions include, but are not limited to, the accounting for advertising and paid service revenues, the determination of estimated selling prices of multiple elements revenues contract, accounting for income taxes and uncertain tax positions, allowances for doubtful accounts, share-based compensation, consolidation, determination of the estimated useful lives of property and equipment and intangible assets, assessment of impairment of long-lived assets, determination of the fair value of financial instruments, determination of the fair value of series A convertible redeemable preferred shares and foreign currency represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of its consolidated financial statements.

(c) Foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiary incorporated in the BVI is United States dollar (“US$”), its subsidiary incorporated in Hong Kong is Hong Kong dollar (“HK$”), while the functional currency of the other entities in the Group is RMB. In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use US$ or HK$ as their functional currency, have been translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”). Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and have been shown as a component of other comprehensive loss in the consolidated statement of shareholders’ equity/(deficit) and the consolidated statements of comprehensive income.

Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement at period-end are recognized in foreign currency exchange gain or loss in the consolidated statements of comprehensive income.

(d) Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.2301 on December 31, 2012 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

2. Principal Accounting Policies (Continued)

(e) Fair value of financial instruments

The Group’s financial instruments include cash equivalents, term deposits, accounts receivable, amounts due from related parties, prepayment and other current assets, accounts payable, amounts due to related parties, advances from customers, salary and welfare payable, accrued expense and other current liabilities and other non-current assets. On January 1, 2008, the Group adopted the U.S. GAAP guidance on ‘‘Fair Value Measurements’’. Refer to Note 15 for details.

(f) Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less.

(g) Term deposits

Term deposits represent time deposits placed with banks with original maturities of more than three months and up to one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive income.

(h) Accounts receivable, net

The carrying value of accounts receivable is reduced by an allowance that reflects the Group’s best estimate of the amounts that will not be collected. Many factors are considered in estimating the general allowance, including but not limited to reviewing accounts receivable balances, historical bad debt rates, aging analysis, customer credit worthiness and industry trend analysis. The Group also makes the specific allowance if there is evidence showing that the receivable is unlikely to be collected. Accounts receivable balances are written off against the allowance when they are determined to be uncollectible. Refer to Note 4 for details.

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

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive income.

(j) Intangible assets, net

Intangible assets mainly consist of computer software purchased from unrelated third parties and an Internet domain name. Intangible assets are stated at cost less impairment and accumulated amortization, which is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are 5 years for computer software, and 10 years for the Internet domain name.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

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

(l) Revenue recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, service is performed and the collectability of the related fee is reasonably assured. In October 2009, the Financial Accounting Standards Board (the ‘‘FASB’’) issued Accounting Standards Update (“ASU”) 2009-13, Multiple Deliverable Revenue Arrangements, to address the accounting for multiple-deliverable arrangements. ASU 2009-13 is effective prospectively in fiscal years beginning upon or after June 15, 2010, and early adoption is permitted. The Group has elected early adoption ASU 2009-13 through a retrospective application to all revenue arrangements for all periods presented of the financial statements.

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

The majority of the Group’s advertising revenue arrangements involve multiple element deliverables, including placements of different advertisement formats on the Group’s website over different periods of time. The Group breaks down the multiple element arrangements into single units of accounting when possible, and allocates total consideration to each single unit of accounting using the relative selling price method. The Group mainly uses (a) vendor-specific objective evidence of selling price, if it exists; otherwise, (b) third-party evidence of selling price. If neither (a) nor (b) exists, the Group will use (c) management’s best estimate of the selling price for that deliverable. The Group recognizes revenue on the elements delivered and defers the recognition of revenue for the fair value of the undelivered elements until the remaining obligations have been satisfied. Where all of the elements within an arrangement are delivered uniformly over the agreement period, the revenues are recognized on a straight line basis over the contract period.

Agency service fees to third-party advertising agencies

The Group provides cash incentives in the form of agency service fees to certain third-party advertising agencies based on sales performance, and accounts for such incentives as a reduction of revenue in accordance with ASC 605-50-25, Customer Payments and Incentives: Recognition. The Group has estimated and recorded RMB26.9 million, RMB49.1 million and RMB77.7 million (US$12.5 million) in agency service fees to third-party advertising agencies for the years ended December 31, 2010, 2011 and 2012, respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

2. Principal Accounting Policies (Continued)

(l) Revenue recognition (continued)

Barter transactions

The Group enters into barter transaction involving advertising services and follows ASC 605-20, Revenue Recognition: Services. Such barter transactions should be recorded at fair value only if such value of the advertising surrendered in the transaction is determinable within reasonable limits. The Group did not recognize revenue and expenses for advertising-for-advertising barter transactions since the fair value of the advertising services surrendered/received in the transaction is not determinable for the years ended December 31, 2010, 2011 and 2012. Except for advertising-for-advertising barter transactions, the Group recognized revenue from barter transactions involving exchanging advertising services for content, technical and marketing services amounted to nil, RMB2.3 million and RMB2.3 million (US$0.4 million) for the years ended December 31, 2010, 2011 and 2012, respectively.

(ii)                      Paid service revenues

Paid service revenues comprise of MIVAS and video VAS.

MIVAS

MIVAS revenues are derived from providing mobile phone users with digital reading services, mobile game services, wireless value-added services (“WVAS”). WVAS include short messaging services (“SMS”), multi-media messaging services (“MMS”), music services such as ring-back tone (“RBT”), interactive voice response (“IVR”) and wireless application protocol (“WAP”) services. Revenues from digital reading services, mobile game services and WVAS are charged on a monthly or per-usage basis. MIVAS revenues also include revenues from Internet value-added services (“Internet VAS”), which mainly consisted of web-based games which are played over the Internet using a Web browser. Revenues from MIVAS are recognized in the period in which the service is performed, provided that no significant obligation remains, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

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

For most of mobile game services and WVAS, the Group is responsible to provide desired services to the customers and has reasonable latitude to establish price, therefore the Group is considered the primary obligor in these transactions, and revenues from these services are recorded on a gross basis. Revenues from digital reading services and music services are recorded on a net basis as the Group is acting as an agent of operators in these transactions.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

2. Principal Accounting Policies (Continued)

(l) Revenue recognition (continued)

For web-based game services, all of the web-based games provided on the Group’s platform are developed by third-party game developers and can be accessed and played by game players without downloading separate software. The Group primarily views the game developers to be its customers and considers its responsibility under its agreements with the game developers to be promotion of the game developers’ games. The Group collects payments from game players in connection with the sale of in-game virtual currencies and remits certain agreed-upon percentages of the proceeds to the game developers. Revenue from the sale of in-game virtual currency is recorded net of remittances to game developers and deferred until the estimated consumption date of the virtual items, which is within a short period of time, typically a few days, after purchase of the in-game virtual currency.

Video VAS

The Group provides video programming such as documentaries, news clips and features edited and produced by the Group to the customers through its online subscription and pay-per-view video services or through its mobile subscription and pay-per-view video services. Such revenues are recognized evenly in the subscription period, or in the period in which pay-per-view service is provided, provided no significant obligation remains, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

The Group contracts with CMCC and other mobile operators for billing, collection and transmission services related to the mobile video services. Revenues from mobile video services are recorded on a net basis as the operators are considered primary obligor in the transaction.

The Group also generates revenues from video content sales agreements for television programming produced by Phoenix TV Group. The video content sales agreements the Group enters into involve the transfer of non-exclusive broadcasting rights to other third-party websites or other Internet and mobile media companies for a definitive license period. In accordance with ASC 926-605, Entertainment-Films, Revenue Recognition, the Group recognizes revenues in respect of its video content sales arrangements when the following criteria are met: persuasive evidence of a video content sales arrangement with a customer exists, the content has been delivered or is available for immediate and unconditional delivery, the sublicense period of the arrangement has begun and the customer can begin its exhibition, the arrangement fee is fixed or determinable and collection of the arrangement fee is reasonably assured. Pursuant to the cooperation agreement signed with Phoenix TV, the Group pays Phoenix TV 50% of the revenues generated from sales of Phoenix TV’s video content, which is recorded in cost of revenues. Refer to Note 18(a) for details.

(m) Cost of revenues

The Group’s cost of revenues consists primarily of (i) revenue sharing fees, including service fees retained by mobile telecommunications operators which are recognized as cost of revenues for revenues recorded on gross basis and revenue sharing fees paid to the Group’s channel and content partners, (ii) content and operational costs, including salary expenses associated with content production and certain advertisement sales support personnel, content procurement costs to third-party professional media companies and to Phoenix TV, administrative costs related to in-house content production, channel testing costs, rental cost, depreciation and other operating costs, (iii) bandwidth costs, and (iv) sales taxes and surcharges, sales taxes include business tax and value added tax.

Business tax is imposed by the Chinese government on the revenues the Group report for the provision of taxable services, transfer of intangible assets and the sale of immovable properties. The business tax rate varies depending on the nature of the revenues. The Group is also subject to cultural development fee on the provision of advertising services in China. As a result of the Group’s current structure in the PRC, the Group’s revenues are subject to business tax and surcharge more than once. Before September 1, 2012, the VIEs’ advertising revenues earned from external customers are subject to business tax, surcharges and cultural development fees ranging from 8.5% to 8.6%. The VIEs’ paid service revenues earned from external customers are subject to business tax and surcharges ranging from 3.4% to 5.6%. Additionally, the technical service fees paid by the VIEs to Fenghuang On-line pursuant to the Contractual Agreements are subject to business tax and surcharges of 5.6%.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

2. Principal Accounting Policies (Continued)

(m) Cost of revenues (continued)

On November 16, 2011, Ministry of Finance and the State Administration of Taxation announced the Business Tax to Value Added Tax Transformation Pilot Program, or the VAT Pilot Program. Productive service industries, such as the transportation industry and certain modern services industries, were the first in the pilot regions to implement the VAT Pilot Program. The implementation of the VAT Pilot Program began on January 1, 2012 in Shanghai and on September 1, 2012 in Beijing, and was then expanded to seven other provinces and municipalities by the end of 2012. As a result of the VAT Pilot Program, the advertising revenues and other modern service revenues, such as web-based game service revenues and technical service fees, earned by the Group’s entities located in Beijing are subject to value-added tax at a rate of 6%.

The sales taxes and surcharges in cost of revenues for the years ended December 31, 2010, 2011 and 2012 were RMB28.3 million, RMB59.5 million and RMB72.1 million (US$11.6 million), respectively.

(n) Sales and marketing expenses

Sales and marketing expenses comprise primarily of: (i) sales commissions as well as administrative and operating expenses related to the sales and marketing personnel; (ii) advertising and promotion expenses; and (iii) rental expense, depreciation and amortization expenses. The Group expenses advertising costs as incurred. Total advertising expenses were RMB10.6 million, RMB17.5 million and RMB31.1 million (US$5.0 million) for the years ended December 31, 2010, 2011 and 2012, respectively.

(o) Technology and product development expenses

Technology and product development expenses mainly consist of: (i) personnel-related expenses associated with the development of, enhancement to, and maintenance of the Group’s websites; (ii) expenses associated with new technology and product development and enhancement; and (iii) rental expense and depreciation of servers. The Group expenses technology and product development expenses as incurred for all the periods presented.

(p) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leaser are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of comprehensive income on a straight-line basis over the lease term. The Group normalizes rental expense on operating leases that involve rent concessions.

(q) Share-based compensation

The Company has incentive plans for the granting of share-based awards, including share options, restricted shares and restricted share units. The Company measures the cost of employee services received in exchange for share-based compensation at the grant date fair value of the award. The Company recognizes the share-based compensation as costs and/or expenses in the consolidated statements of comprehensive income, net of estimated forfeitures, on a graded-vesting basis over the vesting term of the awards.

Cancellation of an award accompanied by the grant of a replacement award is accounted for as a modification of the terms of the cancelled award (“modification awards”). The compensation costs associated with the modification awards are recognized if either the original vesting condition or the new vesting condition has been achieved. Such compensation costs cannot be less than the grant-date fair value of the original award. The incremental compensation cost is measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date. Therefore, in relation to the modification awards, the Company recognizes share-based compensation over the vesting periods of the new awards, which comprises (i) the amortization of the incremental portion of share-based compensation over the remaining vesting term and (ii) any unrecognized compensation cost of original award, using either the original term or the new term, whichever is higher for each reporting period.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

2. Principal Accounting Policies (Continued)

(q) Share-based compensation (continued)

The Company adopts the Black-Scholes option pricing model to determine the fair value of share options, and determined the fair value of restricted share and restricted share units based on the fair value of the underlying ordinary shares at the grant date considering the dilutive effect of restricted share and restricted share units.

Forfeiture rate are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. The Group uses historical data to estimate pre-vesting option and restricted share units forfeitures and record stock-based compensation expense only for those awards that are expected to vest. Refer to Note 14 for further information regarding share-based compensation assumptions and expenses.

(r) Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The Group adopted the provisions of ASC 740-10, Income Taxes: Overall, on January 1, 2007, which clarified the accounting for uncertainty in income taxes by prescribing the recognition and measurement thresholds a tax position is required to meet before being recognized in the financial statements. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. Refer to Note 11 for details of the Group’s tax positions.

(s) Employee social security and welfare benefits

Full-time employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. Employee social benefits included as expenses in the accompanying consolidated statements of comprehensive income were RMB17.9 million, RMB31.7 million and RMB47.2 million (US$7.6 million) for the years ended December 31, 2010, 2011 and 2012, respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

2. Principal Accounting Policies (Continued)

(t) Statutory reserves

In accordance with the laws applicable to China’s Foreign Investment Enterprises, those of the Company’s China-based subsidiaries that are considered under PRC law to be a wholly foreign-owned enterprise are required to make appropriations from their after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to non-distributable reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective companies’ discretion.

In accordance with the China Company Laws, those of the Company’s China-based subsidiaries that are considered under PRC law to be domestically funded enterprises, as well as the Company’s VIEs are required to make appropriations from their after-tax profit (as determined under PRC GAAP) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is at the discretion of the respective company.

General reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in register capital of the respective company. The Group has made appropriations of RMB4.0 million, RMB14.3 million and RMB7.3 million (US$1.2 million) to these funds for the years ended December 31, 2010, 2011 and 2012, respectively.

(u) Related parties

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

(v) Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2010 and 2011 and 2012, respectively. The Group does not have any present plan to pay dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and future earnings to operate and expand its business.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

2. Principal Accounting Policies (Continued)

(w) Net (loss)/income per share

The Company computes net (loss)/income per Class A and Class B ordinary share in accordance with ASC 260-10, Earnings Per Share: Overall, using the two class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses.

Basic net (loss)/income per share is computed by dividing net (loss)/income attributable to ordinary shareholders, considering the accretion of redemption feature and amortization of beneficial conversion feature related to its convertible redeemable preferred shares (see Note 12), by the weighted average number of ordinary shares and contingently issuable shares outstanding during the period except that it does not include unvested restricted shares and repurchased ordinary shares subject to cancellation.

The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting. As a result, and in accordance with ASC 260-10, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B ordinary shares. As the liquidation and dividend rights are identical, the net (loss)/income are allocated on a proportionate basis.

Diluted net (loss)/income per share is calculated by dividing net (loss)/income attributable to ordinary shareholders, as adjusted for the effect of dilutive potential ordinary shares, if any, by the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares during the period. Potential ordinary shares are excluded in the denominator of the diluted net (loss)/income per share calculation if their effects would be anti-dilutive. Potential ordinary shares consist of ordinary shares issuable upon the conversion of the series A convertible redeemable preferred shares using the if-converted method, and ordinary shares issuable upon the exercise of share options and the vesting of restricted share units and restricted shares using the treasury stock method.

(x) Treasury stock

The Company accounted for those shares repurchased as treasury stock at cost in accordance with ASC 505-30, Treasury Stock, and is shown separately in the shareholders’ equity as the Company has not yet decided on the ultimate disposition of those shares acquired. When the Company decides to cancel the treasury stock, the difference between the original issuance price and the repurchase price is debited into additional paid-in capital. Refer to Note 17 for details.

(y) Comprehensive income

Comprehensive income is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income is reported in the consolidated statements of comprehensive income. Accumulated other comprehensive loss, as presented on the Group’s consolidated balance sheets, includes the foreign currency translation adjustment.

(z) Segment reporting

Based on the criteria established by ASC 280, Segment Reporting, the Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has internal reporting of cost and expenses that does not distinguish between segments, and reports costs and expenses by nature as a whole. The Group does not distinguish between markets or segments for the purpose of internal reporting. Hence, the Group has only one operating segment. As the Group’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

2. Principal Accounting Policies (Continued)

(aa) Recently issued accounting pronouncements

In July 2012, the FASB issued ASU No. 2012-02 (“ASU 2012-02”), Testing Indefinite-Lived Intangible Assets for Impairment, which is intended to reduce the cost and complexity of performing the impairment test for indefinite-lived intangible assets other than goodwill by providing entities an option to perform a qualitative assessment to determine whether further quantitative impairment testing is necessary. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that an indefinite lived intangible asset is impaired, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The Group will adopt ASU 2012-02 beginning January 1, 2013 and does not expect the adoption to have a material impact on its consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-02 (“ASU 2013-02”), Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which is intended to improve the reporting of reclassifications out of accumulated other comprehensive income. It does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the standard requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012, with early adoption permitted. The Group will adopt ASU 2013-02 beginning January 1, 2013 and does not expect the adoption to have a material impact on its consolidated financial statements.

3. Certain Risks and Concentration

(a) Major customers

A significant portion of Group’s MIVAS generates through and from CMCC, which is also a related party as a result of being a shareholder of Phoenix TV. CMCC is a major mobile network operator in China. It provides billing, collection and transmission services related to the paid services offered by most of the wireless service and content providers in China. The revenues generated through and from CMCC for the years ended December 31, 2010, 2011 and 2012 were RMB281.6 million, RMB447.3 million and RMB434.8 million (US$69.8 million), respectively, which accounted for 53.3%, 47.1% and 39.1% of respective periods’ total revenues.

The accounts receivable from CMCC as of December 31, 2011 and 2012 were RMB63.9 million and RMB58.5 million (US$9.4 million), respectively, which is included on the consolidated balance sheets as ‘‘Amounts due from related parties’’. Except for CMCC, there is no other customer with revenues or receivables over 10% of total revenues or total accounts receivable, respectively.

(b) Credit risk

The Group’s credit risk arises from cash and cash equivalents, term deposits, as well as credit exposures to receivables due from its customers, related parties and other parties.

The Group expects that there is no significant credit risk associated with cash and cash equivalents and term deposits which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, VIEs and the subsidiaries of one of the VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

3. Certain Risks and Concentration (Continued)

(b) Credit risk (continued)

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

(c) Currency convertibility risk

The Group’s operating transactions and its assets and liabilities are mainly denominated in RMB. RMB is not freely convertible into foreign currencies. The value of the RMB is subject to changes by the central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by PBOC. Remittances in currencies other than RMB by the Group in China must be processed through PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

(d) PRC regulations

The Group is exposed to certain macro-economic and regulatory risks and uncertainties in the Chinese market. These uncertainties affect the ability of the Group to provide online advertising, mobile and Internet related services through contractual arrangements in the PRC since these industries remains highly regulated. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate these industries. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, the status of properties leased for the Group’s operations and the Group’s legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Group’s ability to conduct business in the PRC. The PRC government may also require the Group to restructure its operations entirely if it finds that its contractual arrangements do not comply with applicable laws and regulations. It is unclear how a restructuring could impact the Group’s business and operating results, as the PRC government has not yet found any such contractual arrangements to be in noncompliance. However, any such restructuring may cause significant disruption to the Group’s business operations.

4. Accounts Receivable, Net

The following table sets out the balance of accounts receivable as of December 31, 2011 and 2012:

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
Accounts receivable, gross	210,501	303,185	48,665
Allowance for doubtful accounts	(8,404)	(22,198)	(3,563)
Accounts receivable, net	202,097	280,987	45,102

The following table presents movement of the allowance for doubtful accounts:

	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Balance at the beginning of the period	1,398	2,447	8,404	1,349
Additional provision charged to bad debt expenses	1,049	11,926	25,902	4,158
Write-off of bad debt provision	—	(5,969)	(12,108)	(1,944)
Balance at the end of the period	2,447	8,404	22,198	3,563

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

5. Prepayment and Other Current Assets

The following is a summary of prepayment and other current assets:

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
Prepaid rental and deposit	4,634	3,404	546
Prepayment to suppliers and other business related expenses	30,265	34,029	5,462
Receivable related to exercise of employee option	10,924	3,285	527
Others	511	1,839	296
Total	46,334	42,557	6,831

Prepayment to suppliers and other business related expenses mainly consist of business related staff advance, and the Group’s prepaid content licenses fee to third-party content suppliers for the rights to access and present on the Group’s website the contents produced by these suppliers during a certain period. These content licenses generally have a licensing period of one to three years, and are amortized over the license period on a straight-line basis. The portion of the prepaid content license cost that relates to a license period more than 12 months from the balance sheets dates is classified as other non-current assets.

6. Property and Equipment, Net

The following is a summary of property and equipment, net:

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
Computer, equipment and furniture	55,070	86,346	13,859
Motor vehicles	2,601	5,393	866
Leasehold improvements	13,651	43,055	6,911
Total	71,322	134,794	21,636
Less: accumulated depreciation	(30,310)	(32,247)	(5,176)
Net book value	41,012	102,547	16,460

Depreciation expenses for the years ended December 31, 2010, 2011 and 2012 were RMB7.6 million, RMB11.3 million and RMB19.2 million (US$3.1 million), respectively.

7. Intangible Assets, Net

The following table summarizes the Group’s intangible assets, net:

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
Software	7,250	12,665	2,033
Domain name	54	54	9
Total	7,304	12,719	2,042
Less: accumulated amortization	(1,889)	(3,231)	(519)
Net book value	5,415	9,488	1,523

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

7. Intangible Assets, Net (Continued)

Amortization expenses for the years ended December 31, 2010, 2011 and 2012 were RMB0.5 million, RMB1.0 million and RMB1.9 million (US$0.3 million), respectively. Based on the current amount of intangible assets subject to amortization, the estimated amortization expenses for each of the following five years are as follows: 2013: RMB2.5 million, 2014: RMB2.5 million, 2015: RMB2.2 million, 2016: RMB1.7 million, and 2017: RMB0.6 million.

8. Other Non-Current Assets

The following is a summary of other non-current assets:

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
Rental deposits	9,203	8,061	1,294
Non-current portion of prepayment to suppliers and other business related expenses	2,925	5,043	809
Total	12,128	13,104	2,103

9. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities are comprised of:

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
Deposit from advertising agencies	11,702	11,149	1,790
Accrued professional fees	5,800	4,406	707
General operating expenses payables	20,497	23,754	3,813
Others	1,277	1,408	227
Total	39,276	40,717	6,537

10. Cost of Revenues

The cost of revenues is as follows:

	For the Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Revenue sharing fees	151,732	285,960	263,518	42,298
Content and operational costs	99,838	171,707	227,934	36,585
Bandwidth costs	19,552	37,462	67,721	10,870
Sales taxes and surcharges	28,301	59,547	72,126	11,577
Total	299,423	554,676	631,299	101,330

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

11. Income Taxes

Income Tax Expense and Effective Tax Rate

The provisions for income tax expenses are summarized as follows:

	For the Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Current tax expenses	8,927	26,464	22,550	3,620
Deferred tax expenses/(benefit)	1,572	(11,318)	(5,573)	(895)
Income tax expenses	10,499	15,146	16,977	2,725

The components of income before tax and income tax expenses for PRC and non-PRC operations are as follows:

	For the Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Income arising from PRC operations	102,658	155,625	103,168	16,560
(Loss)/profit arising from non-PRC operations	(18,076)	(38,004)	21,168	3,397
Income before taxes	84,582	117,621	124,336	19,957
Income tax expenses relating to PRC operations	10,499	15,122	16,961	2,722
Income tax expense relating to non-PRC operations	—	24	16	3
Income tax expenses	10,499	15,146	16,977	2,725
Effective tax rate for PRC operations	10.2%	9.7%	16.4%	16.4%

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

Hong Kong

An entity incorporated in Hong Kong is subject to the tax rate 16.5% on the estimated assessable profit arising in Hong Kong in 2012.

PRC

Prior to January 1, 2008, companies established in China were generally subject to state and local corporate income taxes, or EIT, at statutory rates of 30% and 3%, respectively. Pursuant to the income tax laws and rules then effective, an enterprise qualified as a ‘‘New Technology Enterprise’’ was entitled to a preferential EIT rate of 15% and was further entitled to a three-year EIT exemption for the first three years from the date of incorporation, and a 50% reduction of its applicable EIT rates for the succeeding three years. In addition, an enterprise qualified as a “High and New Technology Enterprise” (“HNTE”) was entitled to a preferential EIT rate of 15%. Fenghuang On-line was qualified as a New Technology Enterprise.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

11. Income Taxes (Continued)

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

In 2008, Tianying Jiuzhou has been qualified as HNTE under the EIT Law. Therefore, Tianying Jiuzhou was entitled to the preferential tax rate of 15% from 2008 to 2010. In 2011, Tianying Jiuzhou resubmitted applications for qualification as a HNTE, which were approved in October 2011. Therefore, Tianying Jiuzhou is subject to a 15% income tax rate from 2011 to 2013.

Yifeng Lianhe was qualified as a HNTE under the EIT Law in 2011. Therefore, Yifeng Lianhe is subject to 15% income tax rate from 2011 to 2013.

Tianying Chuangzhi is subject to a 25% EIT rate for all the periods presented.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

11. Income Taxes (Continued)

In 2012, Fenghuang Yutian and Jirong Wenhua were set up by Fenghuang On-line and Tianying Jiuzhou, respectively. They were subject to a 25% EIT rate for the year 2012.

The EIT Law also provides that an enterprise established under the Laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history the EIT Law, should PNM be treated as a resident enterprise for PRC tax purposes, the Company would be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.

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

The current policy approved by the Company’s Board of Directors allows the Company to distribute PRC earnings offshore only if the Company does not have to pay dividend tax. Such policy may require the Company to reinvest all earnings made since 2008 onshore indefinitely, or be subject to a significant withholding tax should its policy change to allow for earnings distribution offshore. As of December 31, 2012, the Company did not record any withholding tax on the retained earnings of its FIEs in the PRC as the Company intends to reinvest its earnings to incorporate new PRC entities in China, and its FIEs do not intend to declare dividends to their immediate foreign holding companies.

Reconciliation of the Differences between Statutory Tax Rate and the Effective Tax Rate

Reconciliation of the difference between PRC statutory income tax rate and the Group’s effective income tax rate for PRC operations for the years ended December 31, 2010, 2011 and 2012 is as follows:

	For the Years Ended December 31,
	2010	2011	2012
	%	%	%
Statutory income tax rate	25.0	25.0	25.0
Permanent differences	(2.2)	(2.4)	(5.8)
Change in valuation allowance	(0.5)	(0.7)	1.0
Effect of preferential tax benefits	(14.1)	(13.5)	(6.1)
Uncertain tax positions	1.9	1.3	2.4
Others	0.1	—	(0.1)
Effective income tax rate	10.2	9.7	16.4

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

11. Income Taxes (Continued)

The combined effects of the income tax expense exemption and reduction available to the Group are as follows:

	For the Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Preferential tax rate effect	14,430	20,950	6,281	1,008
Basic net (loss)/income per share effect	0.04	0.04	0.01	0.01

Deferred Tax Assets and Liabilities

The tax effects of temporary differences that give rise to the deferred tax assets balances at December 31, 2011 and 2012 are as follows:

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
Deferred tax assets - current:
Provision of allowance for doubtful accounts	3,323	5,312	853
Accrued payroll and expense	8,608	12,192	1,957
Total current deferred tax assets	11,931	17,504	2,810
Deferred tax assets - non-current:
Net operating loss carry forwards	750	1,743	280
Less: valuation allowance	(750)	(1,743)	(280)
Total non-current deferred tax assets, net	—	—	—

As of December 31, 2012, the Group had net operating loss carry forward of approximately RMB10.9 million (US$1.8 million), which can be carried forward to offset future taxable income. Net operating tax loss carry forwards of RMB4.0 million (US$0.6 million), RMB1.0 million (US$0.2 million) and RMB5.9 million (US$1.0 million) will expire in 2014, 2016 and 2017, respectively, if not utilized.

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

The following table sets forth the movement of the valuation allowance for deferred assets:

	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Balance at the beginning of the period	2,330	1,856	750	120
Current period addition	863	—	993	160
Current period reversal	(1,337)	(1,106)	—	—
Balance at the end of the period	1,856	750	1,743	280

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

11. Income Taxes (Continued)

Uncertain Tax Positions

As of January 1, 2007 when the guidance on accounting for uncertainty in income taxes was adopted, the Group did not have any unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were recorded.

A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax positions is as follows:

	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Balance at the beginning of the period	1,573	3,483	5,504	883
Increase related to current year tax positions	1,910	2,021	2,492	400
Balance at the end of the period	3,483	5,504	7,996	1,283

The Group did not accrue any potential penalties and interest related to these unrecognized tax benefits for all periods presented on the basis that the likelihood of penalties and interest being charged is not considered to be high.

The amounts of unrecognized tax benefits listed above are based on the recognition and measurement criteria of ASC 740. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Group will record additional tax expense or tax benefit in the period in which such resolution occurs. The Group does not expect changes in unrecognized tax benefits recognized as of December 31, 2012 to be material in the next twelve months. In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2008 to 2012 remain subject to examination by tax authorities. There are no ongoing examinations by tax authorities as of December 31, 2012.

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

All Series A Preferred Shares have a par value of US$0.01 per share. The rights, preferences and privileges of the Series A Preferred Shares are as follows:

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

12. Series A Convertible Redeemable Preferred Share (Continued)

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

Each Series A Preferred Share is automatically convertible into an ordinary share upon the closing of a Qualified IPO (as defined), based on the then-effective conversion price. The Qualified IPO shall mean a firm-commitment underwritten registered public offering by the Company of its ordinary shares on the NASDAQ Global Select Market or the New York Stock Exchange in the United States or any other exchange in any other jurisdiction (on any combination of such exchanges and jurisdictions) acceptable to the holders of a majority of the then outstanding Series A Preferred Shares and to the Company with gross proceeds to the Company of at least US$80.0 million implying a valuation of the Company, as a result of such public offering, of no less than US$400.0 million.

All 130,000,000 series A Preferred Shares were automatically converted to ordinary shares upon the completion of the Company’s IPO on May 17, 2011. The conversion price was the price to public of US$1.375 per share.

Redemption

The holders of Series A Preferred Shares may redeem all, but not less than all, of Series A Preferred Shares at a redemption price equal to the greater of (i) the Series A Preferred Shares issuance price plus such amount necessary to provide an internal rate of return of 20% per annum from the Series A Preferred Shares issuance date through the redemption closing date plus all declared and unpaid dividends payable at any time following December 31, 2013, and (ii) the fair market value of the Series A Preferred Shares.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

12. Series A Convertible Redeemable Preferred Share (Continued)

The following table sets forth the changes of Series A Preferred Shares:

	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Balance at the beginning of the period	183,774	390,183	—	—
Accretion of redemption feature	206,409	773,623	—	—
Conversion to ordinary share upon IPO	—	(1,163,806)	—	—
Balance at the end of the period	390,183	—	—	—

The Company engaged an independent valuation specialist to assist them in determining the fair values of the Series A Preferred Shares which were estimated as of the date of issuance and at each financial statements reporting dates before conversion into ordinary shares upon the completion of the Company’s IPO using the following assumptions:

	December 31, 2009	December 31, 2010
Risk-free interest rate	2.91%	3.15%
Volatility rate	56.41%	55.26%
Dividend yield	—	—
Discount rate	22.97%	20.43%

The Company estimated the risk-free interest rate based on yield-to-maturities in continuous compounding of the PRC government bonds with the time-to-maturities being similar to those of the Series A Preferred Shares. The Company estimated volatility at the date of appraisal based on averages/medians of industry annualized historical stock price volatility. The Company has no history or expectation of paying dividends on its Series A Preferred Shares. Discount rate is estimated by weighted average costs of capital as at the appraisal date. In addition to the above assumptions adopted, the Company’s projections of future performance were also factored into the determination of the fair values of the Series A Preferred Shares.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

12. Series A Convertible Redeemable Preferred Share (Continued)

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

The Company completed the IPO on May 17, 2011 and the underwriters subsequently exercised their over-allotment option on June 8, 2011. A total of 13,415,125 ADSs were issued and sold in these transactions, each ADS represents eight Class A ordinary shares. Immediately following the closing of the IPO, the Memorandum and Articles of Association were amended and restated such that the authorized share capital consisted of 1,000,000,000 ordinary shares at a par value of US$0.01 per share, of which 680,000,000 shares were designated as Class A ordinary shares, 320,000,000 as Class B ordinary shares. The impact of dividing of Class A and Class B ordinary shares has been retroactively reflected in the Company’s capital structure in the financial statements. Upon the completion of the Company’s IPO, all 130,000,000 Series A Preferred Shares were automatically converted to Class A ordinary shares, and the preferred share shareholders sold 1,267,500 ADSs. In addition, Phoenix TV, through the Parent converted 2,674,640 Class B ordinary shares into Class A ordinary shares, and distributed the Class A ordinary shares to its shareholders in an assured entitlement distribution.

Holders of Class A ordinary shares and Class B ordinary shares have the same rights except that holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 1.3 votes per share. The Parent, which is wholly owned by Phoenix TV, holds Class B ordinary shares, each of which is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

As of December 31, 2011 there were 306,101,077 and 317,325,360 Class A and Class B ordinary shares issued and outstanding, respectively.

As of December 31, 2012, there were 299,408,949 and 317,325,360 Class A and Class B ordinary shares issued and outstanding, respectively. The Class A ordinary shares issued and outstanding decreased in 2012 mainly due to the share repurchase program. Refer to Note 17 for details.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

14. Share-based Compensation

Share-based compensation expenses were recognized in costs and expenses for the years ended December 31, 2010, 2011 and 2012 as follows:

	For the Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Cost of revenues	854	19,526	958	154
Sales and marketing expenses	4,664	18,254	1,423	228
General and administrative expenses	10,406	17,470	4,085	656
Technology and product development expenses	637	10,842	293	47
Total	16,561	66,092	6,759	1,085

The Company recognized share-based compensation, net of estimated forfeiture rates, on a graded vesting basis over the vesting term. There was no income tax benefit recognized in the consolidated statements of comprehensive income for share-based compensation expenses and the Company did not capitalize any of the share-based compensation expenses as part of the cost of any asset in the years ended December 31, 2010, 2011 and 2012.

Share Options

In June 2008, the Company adopted the Share Option Scheme (the “June 2008 Scheme”) that provides for the granting of options to key employees to acquire ordinary shares of the Company. The June 2008 Scheme permits the grant of options to its eligible recipients for up to 10% of the ordinary shares in issue (the “Limit”) on the effective date of the June 2008 Scheme. The total number of ordinary shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the June 2008 Scheme and any other share option schemes of the Company shall not exceed 30% of the ordinary shares in issue from time to time. The Company may seek approval from its shareholders to refresh the Limit provided that the Limit as refreshed shall not exceed 10% of the ordinary shares of the Company in issue as at the date of approval, and options previously granted will not be counted for the purpose of calculating the Limit as refreshed. Any outstanding option lapse in accordance with the terms of the June 2008 Scheme will not be counted for the purpose of calculating the Limit. In August 2012, the Company’s shareholders approved to refresh the Limit, permitting the Company to grant no more than 31,410,107 additional options under the June 2008 Scheme.

The June 2008 Scheme will terminate automatically 10 years after its adoption, unless terminated earlier at the Company’s shareholders’ approval. Option awards are granted with an exercise price determined by the Board of Directors. Those option awards vest over a period of four years and expire in ten years.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

14. Share-based Compensation (Continued)

A summary of the Company’s share option activities for the years ended December 31, 2010, 2011 and 2012 is presented below:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Life	Value
		US$	Years	US$ in Million
Outstanding as of December 31, 2009	72,332,425	0.03	8.4	9.5
Granted	15,768,225	0.03
Forfeited and expired	(4,727,045)	0.03
Exercised	(41,151,800)	0.03
Outstanding as of December 31, 2010	42,221,805	0.03	7.5	19.5
Granted	—	—
Cancelled to grant restricted share	(18,778,200)	0.03
Forfeited and expired	(656,286)	0.03
Exercised	(3,445,623)	0.03		2.3
Outstanding as of December 31, 2011	19,341,696	0.03	6.4	13.0
Granted	—	—
Forfeited and expired	(456,870)	0.03
Exercised	(4,887,757)	0.03		3.1
Outstanding as of December 31, 2012	13,997,069	0.03	5.4	5.9
Vested and exercisable as of December 31, 2012	13,017,318	0.03	5.4	5.5

The aggregate intrinsic value of options outstanding and exercisable as of December 31, 2012 was calculated as the difference between the Company’s closing stock price of US$3.64 per ADS, or US$0.46 per share as of that date, and the exercise price of the underlying options. The aggregate intrinsic value of options exercised was calculated as the difference between the market value on the date of exercise and the exercise price of the underlying options. The aggregate intrinsic value of options exercised was not provided for the year ended 2010 as the Company was a private company.

The Company issued 6,450,000 shares of options to non-employees in July 2010 with the exercise price of US$0.03215. These options have a vesting term of four years starting from the date of issuance, provided that the holders become employees of the Group before December 31, 2010. The Company has no obligation to compensate these non-employees for their services provided if the non-employees do not become employed by the Group by December 31, 2010. As such, no expenses were recognized until the employment contract was actually signed. All these non-employees have become employees of the Group as of December 31, 2010. The relevant compensation expenses were measured based on fair market value of the options as of the date when the holders became employees of the Company, part of which were recognized on the same date for services provided during their nonemployee period, and the remaining compensation expenses will continue to amortize during the remaining vesting period.

As disclosed in Note 2(q), the Company’s share-based compensation expenses are measured at the value of the award as calculated under the Black-Scholes option pricing model. The Company estimated the expected volatility at the date of grant based on average annualized standard deviation of the share price of comparable listed companies. The Company has no history or expectation of paying dividends on its ordinary shares. The Company estimated the expected term based on the timing of the expected public offering, the vesting schedule and the exercise period of the options. Risk-free interest rates are based on the derived market yield of the US$ denominated Chinese government bonds for the term approximating the expected life of award at the time of grant. The Company engaged an independent valuation specialist to assist them in determining the fair values of the options granted during the year ended December 31, 2010 using the following assumptions. No options were granted during the years ended December 31, 2011 and 2012.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

14. Share-based Compensation (Continued)

For the Years Ended December 31,
	2010	2011	2012
Expected volatility rate	54.37%-54.91%	—	—
Expected dividend yield	—	—	—
Expected term (years)	4.64-5.30	—	—
Risk-free interest rate (per annum)	2.65%-3.57%	—	—

The weighted-average grant date fair value of options granted for the year ended December 31, 2010 was US$0.25.

During 2010 and 2011, some employees voluntarily left the Company and exercised their vested share options in exchange for future entitlement of the Company’s shares issuable after completion of the Company’s IPO and upon the request of the former employees. The proceeds from the exercise of these options cannot be refunded to the former employees in any event, including the Company does not complete an IPO. Accordingly, these share options are considered to be exercised and the proceeds have been included in the additional paid-in capital of the Company. The proceeds received from exercise of these options amounted to RMB1.2 million (US$0.2 million) as of December 31, 2012. The Company completed its IPO on May 17, 2011 and 3,511,049 shares have been issued to the former employees after that. As of December 31, 2012, there were 3,201,342 contingently issuable shares to be issued upon the former employees’ request.

For the years ended December 31, 2010, 2011 and 2012, the Company has recognized share-based compensation expenses for options of approximately RMB16.6 million, RMB4.0 million and negative RMB0.1 million (US$0.01 million), respectively. Negative share-based compensation expenses incurred was due to the true up adjustment made to recognize actual forfeitures when the options are fully vested.

As of December 31, 2012, there was RMB0.3 million (US$0.05 million) of unrecognized share-based compensation expenses for options, adjusted for estimated forfeitures. The cost is expected to be recognized over a weighted-average period of 1.06 years.

Restricted Share Units

In March 2011, the Company adopted the 2011 restricted share and restricted share unit scheme. On March 17, 2011, the Company granted 10,050,958 restricted share units to the employees. Those restricted share units vest over a period of four years.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

14. Share-based Compensation (Continued)

A summary of restricted share units activity for the years ended December 31, 2011 and 2012 is presented below:

		Weighted-Average
Restricted Share Units	Number of Units	Grant-Date Fair Value
		US$
Unvested at January 1, 2011	—	—
Granted	10,050,958	1.07
Vested	(4,756,956)	1.07
Forfeited	(1,037,394)	1.07
Unvested at December 31, 2011	4,256,608	1.07
Granted	—	—
Vested	(1,966,987)	1.07
Forfeited	(602,443)	1.07
Unvested at December 31, 2012	1,687,178	1.07

For the years ended December 31, 2011 and 2012, total share-based compensation expense recognized for restricted share units were RMB53.6 million and RMB3.1 million (US$0.5 million), respectively.

As of December 31, 2012, there was RMB2.3 million (US$0.4 million) of unrecognized compensation expense related to unvested restricted share units, adjusted for estimated forfeitures. The expense is expected to be recognized over a weighted average period of 1.52 years. The total fair value on the respective vesting dates of restricted share units vested during the year ended December 31, 2012 was US$2.1 million.

Restricted Shares

On March 15, 2011, the Company cancelled 18,778,200 stock options granted historically, and granted 19,008,200 restricted shares to 22 employees on March 17, 2011. Those restricted shares vest over a period of four years. The incremental share-based compensation is US$0.5 million. Total amount of unrecognized share-based compensation of unvested option and incremental share-based compensation is US$2.2 million, including US$0.2 million was recognized immediately, and US$2.0 million was recognized during the rest of vesting period of restricted share.

A summary of restricted share activity for the years ended December 31, 2011 and 2012 is presented below:

		Weighted-Average
Restricted Shares	Number of Shares	Grant-Date Fair Value
		US$
Unvested at January 1, 2011	—	—
Granted	19,008,200	1.07
Vested	(9,296,370)	1.07
Forfeited	—	—
Unvested at December 31, 2011	9,711,830	1.07
Granted	—	—
Vested	(4,702,050)	1.07
Forfeited	(250,000)	1.07
Unvested at December 31, 2012	4,759,780	1.07

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

14. Share-based Compensation (Continued)

For the years ended December 31, 2011 and 2012, total share-based compensation expense recognized for restricted share were RMB8.5 million and RMB3.7 million (US$0.6 million), respectively.

As of December 31, 2012, there was RMB1.7 million (US$0.3 million) of unrecognized compensation expense related to unvested restricted share. The expense is expected to be recognized over a weighted average period of 1.69 years. The total fair value on their respective vesting dates of restricted share vested during the year ended December 31, 2012 was US$5.1 million.

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

ASC 820-10 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2— Include other inputs that are directly or indirectly observable in the marketplace

Level 3—Unobservable inputs which are supported by little or no market activity

ASC 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset. When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. The Group measured and reported on its consolidated balance sheets at fair value on a recurring basis.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

15. Fair Value Measurements (Continued)

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy:

		Fair Value Measurements at Reporting Date Using
	Total Fair Value	Quote Prices in	Significant
	and Carrying	Active Market	Other	Significant
	Value	for Identical	Observable	Unobservable
	on Balance	Assets	Inputs	Inputs
	Sheets	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
As of December 31, 2011
Cash equivalents	30,000	30,000	—	—
Term deposits	784,023	784,023	—	—
As of December 31, 2012
Cash equivalents	577,169	577,169	—	—
Term deposits	235,000	235,000	—	—

Cash equivalents The Group’s cash equivalents consisted of demand deposits and time deposits placed with banks with an original maturity of three months or less. The fair values of demand deposits and time deposits placed with banks are determined based on the pervasive interest rate in the market, which are also the interest rates as stated in the contracts with the banks. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 1 of fair value measurement.

Term deposits The fair values of term deposits placed with banks are determined based on the interest rates as stated in the contracts with the banks with original maturities of more than three months and up to one year. The Group classifies the valuation techniques that use the interest rates input as Level 1 of fair value measurement.

The following are other financial instruments not measured at fair value in the balance sheets but for which the fair value is estimated for disclosure purposes.

Short-term receivables and payables Accounts receivable, prepaid and other current assets and amount due from related parties are financial assets with carrying values that approximate fair value due to their short term nature. Accounts payable, Amount due to related parties, advances from customers, salary and welfare payable and accrued expenses and other current liabilities are financial liabilities with carrying values that approximate fair value due to their short term nature. The Group estimated fair values of short-term receivables and payables using the discounted cash flow method. The Group classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market.

Other non-current assets Other non-current assets are financial assets with carrying values that approximate fair value due to the change in fair value after considering the discount rate, being immaterial. The Group estimated fair values of other non-current assets using the discounted cash flow method. The Group classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

16. Net (Loss)/Income per Share

The following table sets forth the computation of basic and diluted net (loss)/income per share for the periods indicated:

	For the Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Net (loss)/income per Class A and Class B ordinary share - basic:
Numerator:
Net income attributable to Phoenix New Media Limited	74,083	102,475	107,359	17,232
Accretion to convertible redeemable preferred share redemption value	(206,409)	(773,623)	—	—
Income allocation to participating preferred shares	(33,093)	(6,172)	—	—
Net (loss)/income attributable to ordinary shareholders	(165,419)	(677,320)	107,359	17,232
Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding	327,045,493	519,227,660	619,849,313	619,849,313
Weighted average number of contingently issuable shares	—	—	4,160,957	4,160,957
Denominator used in computing net (loss)/income per share — basic	327,045,493	519,227,660	624,010,270	624,010,270
Net (loss)/income per Class A and Class B ordinary share — basic	(0.51)	(1.30)	0.17	0.03

Net (loss)/income per Class A and Class B ordinary share - diluted:
Numerator:
Net income attributable to Phoenix New Media Limited	74,083	102,475	107,359	17,232
Accretion to convertible redeemable preferred share redemption value	(206,409)	(773,623)	—	—
Income allocation to participating preferred shares	(33,093)	(6,172)	—	—
Net (loss)/income attributable to ordinary shareholders	(165,419)	(677,320)	107,359	17,232
Denominator:
Denominator used in computing net (loss)/income per share — basic	327,045,493	519,227,660	624,010,270	624,010,270
Share-based awards	—	—	19,737,876	19,737,876
Denominator used in computing net (loss)/income per share — diluted	327,045,493	519,227,660	643,748,146	643,748,146
Net (loss)/income per Class A and Class B ordinary share — diluted	(0.51)	(1.30)	0.17	0.03

Net (loss)/income per ADS (1 ADS representing 8 Class A ordinary shares):
Denominator used in computing net (loss)/income per ADS — basic	40,880,687	64,903,458	78,001,284	78,001,284
Denominator used in computing net (loss)/income per ADS — diluted	40,880,687	64,903,458	80,468,518	80,468,518
Net (loss)/income per ADS — basic	(4.05)	(10.44)	1.38	0.22
Net (loss)/income per ADS — diluted	(4.05)	(10.44)	1.33	0.21

The Company has included 4,160,957 contingently issuable shares in the denominator used in computing basic and diluted net income per share for the year ended December 31, 2012. These shares are contingently issuable upon the holder’s request without other substantive conditions and for no further consideration. The impact of these contingently issuable shares was not material to year 2011, and was excluded from the 2011 net loss per share calculation. In year 2010, the issuance of these shares were also contingent upon the Company’s IPO, and they were excluded from the 2010 net loss per share calculation as the IPO condition had not been satisfied. For the year ended December 31, 2010, there were 68,815,132 options to purchase ordinary shares and 130,000,000 Series A Preferred Shares that were anti-dilutive and excluded from the calculation of diluted net loss per share. There were totaling 21,081,709 options to purchase ordinary shares, 48,794,521 Series A Preferred Shares, 9,598,955 unvested restricted shares and 4,553,447 unvested restricted shares units have been excluded from the computation of diluted net loss per share for the year ended December 31, 2011 as their effects would be anti-dilutive.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

17. Treasury Stock

On July 30, 2012, the Company’s Board of Directors approved a share repurchase program. Under the terms of the approved program (“Share Repurchase Program”), the Company may repurchase and cancel up to US$20 million worth of its outstanding ADSs from time to time for a period not to exceed twelve months. As of December 31, 2012, the Company had repurchased an aggregate of 18,189,560 ordinary shares under the Share Repurchase Program in the open market, at an average price of US$3.65 per ADS, or US$0.46 per share for a total consideration of RMB52.5 million (US$8.4 million), and cancelled 18,148,760 ordinary shares for an aggregate consideration of RMB53.1 million (US$8.5 million) including cancellation fees of RMB0.7 million (US$0.1 million). As of December 31, 2012, 40,800 ordinary shares were repurchased but pending cancellation. These shares were recorded at historical purchase cost of RMB0.1 million.

18. Commitments and Contingencies

(a) Commitments

As of December 31, 2012, future minimum commitments under non-cancelable agreements were as follows:

		Property and
		Equipment,		Cooperation
		and		with
		Intangible	Server	Phoenix TV
	Rental	Assets	Allocation	Group*	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB
2013	39,388	695	17,150	3,125	12,759	73,117
2014	33,257	—	836	3,906	646	38,645
2015	33,564	—	16	4,883	284	38,747
2016	32,526	—	—	1,526	113	34,165
2017 and thereafter	13,687	—	—	—	—	13,687
Total	152,422	695	18,002	13,440	13,802	198,361

*                               The Group and Phoenix TV Group have been involved in various cooperation arrangements, including content sharing, branding and co-promotion, technical support and corporate management (Refer to Note 2(a)). There was no payment for these arrangements until November 2009 when a cooperation agreement was signed between Phoenix TV and the Group to stipulate the cost and expenses charged to the Group for the year 2010 and going forward. Based on the agreement, the Group will pay Phoenix TV 50% of revenue generated from certain contents provided by Phoenix TV Group, plus a fixed amount of payment to cover other services provided by Phoenix TV Group. The fixed amount was RMB1.6 million for the first year of the agreement, and increases by 25% annually. On March 28, 2011, Phoenix TV and the Group amended their cooperation agreement to extend the expiration of cooperation period from November 2014 to March 2016. The consideration arrangements for the cooperation remained unchanged. This fixed amount has been included in above table as a commitment to Phoenix TV Group.

The rental expenses were approximately RMB7.9 million, RMB15.3 million and RMB32.3 million (US$5.2 million), during the years ended December 31, 2010, 2011 and 2012, respectively, and were charged to the consolidated statements of comprehensive income when incurred.

The Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2011 and 2012.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

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

19. Related Party Transactions

The table below sets forth the major related parties and their relationships with the Group:

Related Parties	Relationship with the Group
Entities within the non US listed part of the Phoenix TV Group	Under common control by Phoenix TV
CMCC	A shareholder of Phoenix TV
Mr. Gao Ximin and Mr. Qiao Haiyan	Legal shareholders of Tianying Jiuzhou, employees of the Group
Mr. He Yansheng	Legal shareholder of Yifeng Lianhe, employee of the Group
Mr. Li Ya	Chief operating official of the Group

During the years ended December 31, 2010, 2011 and 2012, significant related party transactions were as follows:

Transactions with the Non US Listed Part of Phoenix TV Group:

	For the Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Content provided by Phoenix TV Group	(3,671)	(4,923)	(3,153)	(506)
Data line services provided by Phoenix TV Group	(352)	(367)	(375)	(60)
Advertising and promotion expenses charged by Phoenix TV Group	(438)	(663)	(916)	(147)
Technical support provided by Phoenix TV Group	(314)	(533)	—	—
Corporate administrative expenses charged by Phoenix TV Group	(617)	(1,139)	(646)	(104)
Advertising revenues earned from Phoenix TV Group and its customers	4,824	21,619	29,754	4,776
Paid service revenues earned from Phoenix TV Group	12,450	2,400	—	—

Transactions with CMCC:

	For the Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Advertising revenues earned from CMCC	—	4,582	5,684	912
Paid service revenues earned from and through CMCC	281,577	442,696	429,125	68,879
Revenues sharing and bandwidth cost to CMCC	(34,777)	(68,543)	(63,953)	(10,265)

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

19. Related Party Transactions (Continued)

As of December 31, 2011 and 2012, the amounts due from and due to related parties were as follows:

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
Amounts due from related parties:
Accounts receivable from CMCC	63,886	58,524	9,393
Due from Phoenix TV Group	—	5,057	812
Staff advance to management	502	230	37
Total	64,388	63,811	10,242
Amounts due to related parties:
Advance from CMCC	—	1,806	290
Due to Phoenix TV Group	3,889	—	—
Total	3,889	1,806	290

The amounts due from or amounts due to Phoenix TV Group were net amounts of other operating funds advance provided by Phoenix TV, expenses paid by other entities of the Phoenix TV Group on behalf of the Group, expenses charged by Phoenix TV Group under the cooperation agreement, accounts receivable from Phoenix TV Group for the advertising services provided to its customers, as well as technical and marketing services provided to Phoenix TV Group. Refer to Note 18(a) for details.

20. Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, the VIEs and the subsidiaries of one of the VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, the VIEs and the subsidiaries of one of the VIEs incorporated in the PRC are required to annually appropriate 10% of their net after-tax income to the general reserve fund or the statutory surplus fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, and in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), General Notes to Financial Statements, the Company’s subsidiaries, the VIEs and the subsidiaries of one of the VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which the restricted portion amounted to approximately RMB91.3 million and RMB100.9 million (US$16.2 million) as of December 31, 2011 and 2012, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to the company’s shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Company’s subsidiaries, the VIEs and the subsidiaries of one of the VIEs to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of the Company’s subsidiaries, the VIEs and the subsidiaries of one of the VIEs (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), General Notes to Financial Statements and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2012 and the condensed financial information of the Company are not required.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

21. Investment in PHOENIXi

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

The note receivable was RMB17.6 million as of December 31, 2010. During the PHOENIXi’s liquidation process in 2011, PHOENIXi repaid US$2.2 million, or RMB14.3 million to PNM directly, and RMB2.2 million to Phoenix TV Group on PNM’s behalf. The difference has been recognized in the consolidated statements of comprehensive income.

With the completion of the liquidation in December 2011, Phoenix TV and PNM agreed to settle the US$5.0 million short term loan arising from PHOENIXi. PNM will repay the same amount which was received from PHOENIXi to Phoenix TV Group. For the remaining balance of RMB15.6 million of the short term loan due to Phoenix TV group was waived and accounted for a shareholders’ contribution in the Group’s statements of shareholders’ equity/(deficit).

22. Subsequent Events

On February 28, 2013, the Group obtained a short-term credit facility for working capital purposes totaling RMB30.0 million through an agreement with China Merchants Bank Co., Ltd.. The credit facility will expire on February 28, 2014. As of the date of this annual report, the facilities has not been used.

On March 15, 2013, the Company granted up to 18,708,400 options to its employees under the refreshed Limit of the June 2008 Scheme, the exercise price of the option was US$0.4459, or US$3.5674 per ADS, the fair value of the option as of the grant date was US$0.299.