Form 20-F
period 2013-12-31
Phoenix New Media Ltd
filed 2014-04-25
CIK 1509646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                       to

Commission file number 001-35158

Phoenix New Media Limited
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

Sinolight Plaza, Floor 16 No. 4 Qiyang Road Wangjing, Chaoyang District, Beijing 100102 People’s Republic of China
(Address of principal executive offices)

Contact Person: Ms. Betty Yip Ho Chief Financial Officer (86 10) 6067-6869 Sinolight Plaza, Floor 16 No. 4 Qiyang Road Wangjing, Chaoyang District, Beijing 100102 People’s Republic of China
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

282,578,957 Class A ordinary shares were outstanding as of December 31, 2013
317,325,360 Class B ordinary shares were outstanding as of December 31, 2013

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

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

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

PHOENIX NEW MEDIA LIMITED

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2013

i

Conventions that Apply to this Annual Report on Form 20-F

In this annual report, unless otherwise indicated:

•          “ADSs” refers to our American depositary shares, each of which represents eight Class A ordinary shares and “ADRs” refers to the American depositary receipts that may evidence our ADSs;

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

•          “Phoenix TV” refers to Phoenix Satellite Television Holdings Limited;

•          “Phoenix TV (BVI)” refers to Phoenix Satellite Television (B.V.I) Holding Limited, a wholly owned direct subsidiary of Phoenix TV, which directly owned 52.8% of our share capital as of March 31, 2014.

•          “Phoenix TV Group” refers to Phoenix TV and its subsidiaries, not including our company.

•          “RMB” or “Renminbi” refers to the legal currency of China; “$,” “dollars,” “US$” and “U.S. dollars” refer to the legal currency of the United States;

•          “Tianying Jiuzhou” refers to Beijing Tianying Jiuzhou Network Technology Co., Ltd., a PRC domestic company and one of our affiliated consolidated entities;

•          “we,” “us,” “our company,” “our” and “Phoenix New Media” refer to Phoenix New Media Limited, a Cayman Islands company and its predecessor entities and subsidiaries, and, unless the context otherwise requires, our affiliated consolidated entities and their subsidiaries in China; and

•          “Yifeng Lianhe” refers to Yifeng Lianhe (Beijing) Technology Co., Ltd., a PRC domestic company and one of our affiliated consolidated entities.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2011, 2012 and 2013, and as of December 31, 2012 and 2013.

Our ADSs are listed on the New York Stock Exchange under the symbol “FENG.”

PART I

ITEM 1.                                  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.                                  OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.                                  KEY INFORMATION

A.                     Selected Financial Data

The selected consolidated financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report on Form 20-F. The selected consolidated statements of comprehensive income data for the years ended December 31, 2011, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report on Form 20-F. The selected consolidated statements of comprehensive income data for the years ended December 31, 2009 and 2010 and the selected balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from our audited financial statements not included in this annual report on Form 20-F. The historical results are not necessarily indicative of results to be expected in any future period.

	For the Years Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except for number of shares and per share (or ADS) data)
Consolidated Statements of Comprehensive Income Data
Revenues:
Net advertising revenues	81,632	204,369	465,824	610,160	863,737	142,679
Paid service revenues	180,715	324,326	484,768	500,844	560,738	92,627
Total Revenues	262,347	528,695	950,592	1,111,004	1,424,475	235,306
Cost of revenues(1)	(170,062)	(299,423)	(554,676)	(631,299)	(696,355)	(115,030)
Gross Profit	92,285	229,272	395,916	479,705	728,120	120,276
Operating expenses(1):
Sales and marketing expenses	(46,364)	(76,152)	(164,082)	(197,038)	(273,399)	(45,162)
General and administrative expenses	(27,727)	(39,955)	(77,078)	(106,736)	(97,849)	(16,164)
Technology and product development expenses	(16,579)	(31,012)	(69,021)	(91,292)	(108,683)	(17,953)
Total operating expenses	(90,670)	(147,119)	(310,181)	(395,066)	(479,931)	(79,279)
Income from operations	1,615	82,153	85,735	84,639	248,189	40,997
Other income	332	2,429	31,886	39,697	67,422	11,137
Income before tax	1,947	84,582	117,621	124,336	315,611	52,134
Income tax expense	(1,660)	(10,499)	(15,146)	(16,977)	(37,588)	(6,209)
Net income	287	74,083	102,475	107,359	278,023	45,925
Net loss attributable to noncontrolling interests	—	—	—	—	1,531	253
Net income attributable to Phoenix New Media Limited	287	74,083	102,475	107,359	279,554	46,178
Accretion to convertible redeemable preferred share redemption value	(14,129)	(206,409)	(773,623)	—	—	—
Income allocation to participating preferred shares	(287)	(33,093)	(6,172)	—	—	—
Amortization of beneficial conversion feature	(17,138)	—	—	—	—	—
Net (loss)/income attributable to ordinary shareholders	(31,267)	(165,419)	(677,320)	107,359	279,554	46,178
Net income	287	74,083	102,475	107,359	278,023	45,925
Other comprehensive income/(loss), net of tax: foreign currency translation adjustment	162	(4,462)	(33,968)	(1,979)	(23,179)	(3,829)
Comprehensive income	449	69,621	68,507	105,380	254,844	42,096
Comprehensive loss attributable to noncontrolling interests	—	—	—	—	1,531	253
Comprehensive income attributable to Phoenix New Media Limited	449	69,621	68,507	105,380	256,375	42,349
Net (loss)/income attributable to ordinary shares	(31,267)	(165,419)	(677,320)	107,359	279,554	46,178
Net (loss)/income per Class A and Class B ordinary share:
Basic	(0.10)	(0.51)	(1.30)	0.17	0.46	0.08
Diluted	(0.10)	(0.51)	(1.30)	0.17	0.45	0.07
Net (loss)/income per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	(0.78)	(4.05)	(10.44)	1.38	3.69	0.61
Diluted	(0.78)	(4.05)	(10.44)	1.33	3.59	0.59
Weighted average number of Class A and Class B ordinary shares used in computing net (loss)/income per share:
Basic	321,387,913	327,045,493	519,227,660	624,010,270	605,988,397	605,988,397
Diluted	321,387,913	327,045,493	519,227,660	643,748,146	622,420,459	622,420,459
Non-GAAP adjusted net income attributable to Phoenix New Media Limited(2)	10,527	90,644	168,567	114,118	296,277	48,940

Notes:

(1)                                Includes share-based compensation as follows:

	For the Years Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Allocation of share-based compensation:
Cost of revenues	775	854	19,526	958	7,293	1,205
Sales and marketing expenses	2,904	4,664	18,254	1,423	3,922	648
General and administrative expenses	5,757	10,406	17,470	4,085	3,662	605
Technology and product development expenses	804	637	10,842	293	1,846	304
Total share-based compensation included in cost of revenues and operating expenses	10,240	16,561	66,092	6,759	16,723	2,762

(2)                                 We define adjusted net income attributable to Phoenix New Media Limited, a non-GAAP financial measure, as net income attributable to Phoenix New Media Limited excluding share-based compensation. We believe that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of our performances. We review adjusted net income attributable to Phoenix New Media Limited together with net income attributable to Phoenix New Media Limited to obtain a better understanding of our operating performance. We use this non-GAAP financial measure for planning and forecasting and measuring results against the forecast. Using several measures to evaluate our business allows us and our investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our investors. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation, which have been and will continue to be significant recurring expenses in our business. However, the use of adjusted net income attributable to Phoenix New Media Limited has material limitations as an analytical tool. One of the limitations of using non-GAAP adjusted net income attributable to Phoenix New Media Limited is that it does not include all items that impact our net income attributable to Phoenix New Media Limited for the period. In addition, because adjusted net income is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income attributable to Phoenix New Media Limited in isolation from or as an alternative to net income attributable to Phoenix New Media Limited prepared in accordance with U.S. GAAP.

Our non-GAAP adjusted net income attributable to Phoenix New Media Limited is calculated as follows for the years presented:

	For the Years Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Net income attributable to Phoenix New Media Limited	287	74,083	102,475	107,359	279,554	46,178
Add back: Share-based compensation	10,240	16,561	66,092	6,759	16,723	2,762
Non-GAAP adjusted net income attributable to Phoenix New Media Limited	10,527	90,644	168,567	114,118	296,277	48,940

	As of December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	223,086	287,173	397,166	916,169	1,308,138	216,089
Term deposits	—	—	784,023	235,000	93,672	15,474
Accounts receivable, net	35,318	77,043	202,097	280,987	353,379	58,374
Total current assets	275,059	400,705	1,505,939	1,556,028	1,941,037	320,637
Total assets	314,302	447,262	1,564,494	1,681,167	2,056,760	339,753
Current liabilities	115,358	148,554	252,207	306,831	469,494	77,556
Total liabilities	116,931	152,037	257,711	314,827	481,725	79,576
Mezzanine equity	183,774	390,183	—	—	—	—
Total shareholders’ equity/(deficit)	13,597	(94,958)	1,306,783	1,366,340	1,575,035	260,177

Currency Translation and Exchange Rates

We have translated certain Renminbi, or RMB, amounts included in this annual report on Form 20-F into U.S. dollars for the convenience of the readers. The rate we used for the translations was RMB6.0537= US$1.00, which was the noon buying rate on December 31, 2013 in New York for cable transfers in Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The translation does not mean that RMB could actually be converted into U.S. dollars at that rate. The following table shows the noon buying rate for RMB express in RMB per US$1.00.

	Noon Buying Rate
Period	Period End	Average	Low	High
	(RMB per US$1.00)
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1448	6.0591
March	6.2117	6.1707	6.2273	6.1460
April (through 18, 2014)	6.2240	6.2121	6.2240	6.1966

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

In 2011, 2012, and 2013, we generated 49.0%, 54.9% and 60.6% of our total revenues from advertising services. Going forward, we expect our net advertising revenues to contribute an increasing portion of our total revenues. Our ability to generate and maintain substantial advertising revenues will depend on a number of factors, many of which are ultimately beyond our control, including but not limited to:

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

Approximately 79.1%, 80.8% and 80.9% of our net advertising revenues in China were derived from advertising agencies in 2011, 2012 and 2013, respectively. We primarily serve our advertisers through advertising agencies and rely on these agencies for sourcing our advertisers and collecting advertising revenue. In consideration for these agencies’ services, the agencies earn advertising agency service fees which are deducted from our gross advertising revenues. While advertising agencies in China commonly increase their agency service fees on a sliding scale basis along with increased volume of business, if our agency service fees increase at a materially disproportional rate relative to our gross advertising revenues, our results of operations may be negatively affected. We do not have long-term or exclusive arrangements with these agencies, and we cannot assure you that we will continue to maintain favorable relationships with them. If we fail to maintain favorable relationships with large advertising agencies or attract additional agencies, we may not be able to retain existing advertisers or attract new advertisers and our business and results of operations could be materially and adversely affected.

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

In 2011, 2012 and 2013, our WVAS revenues accounted for 65.4%, 59.1% and 47.5%, respectively, of our paid service revenues. For more information about our WVAS, see “Item 4. Information of the Company — B. Business Overview — Our Channels and Services — Our Mobile Channel — WVAS.” However, our WVAS business has a short operating history. As a result, there is limited financial data that can be used to evaluate our WVAS business and its potential to generate revenues in the future. In addition, we cannot assure you that we will be successful in developing our WVAS business, which will depend, among other things, on our ability to:

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

We face significant competition in the new media industry in China, including competition from major Internet portals, Internet video companies, online video sites of major TV broadcasters, interactive and social network service providers, online and mobile gaming companies, mobile Internet services providers and other companies with strong media, online video and paid services businesses. Some of our competitors have longer operating histories and significantly greater financial resources than we do, which may allow them to attract and retain more users and advertisers. Our competitors may compete with us in a variety of ways, including by obtaining exclusive online distribution rights for popular content, conducting more aggressive brand promotions and other marketing activities and making acquisitions to increase their user bases. If any of our competitors achieves greater market acceptance or are able to offer more attractive online content, interactive services or paid services than us, our user traffic and our market share may decrease, which may result in a loss of advertisers and have a material and adverse effect on our business, financial condition and results of operations.

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

We have relied and will continue to rely mostly on third parties for the content we distribute across our channels. If these parties fail to develop and maintain high-quality and engaging content or raise their licensing fees, or if a large number of our existing relationships are terminated, we could lose users and advertisers and our brand could be materially harmed. License fees for short-form video content showed an increasing trend in 2013. While increases in license fees for third-party video content did not significantly affect our cost of revenues in 2013, if such license fees continue to increase significantly in the future, our income from operations may be negatively affected. In addition, the Chinese government has the ability to restrict or prevent state-owned media from cooperating with us in providing certain content to us, which, if exercised, would result in a significant decrease in the amount of content we are able to source for our website and negatively impact our results of operations.

We may not be able to continue to receive the same level of support from Phoenix TV in the future. We could lose our exclusive license to Phoenix TV’s content, which would have a material adverse effect on our paid services business, and would also negatively affect our video advertising business. Together, these impacts could have a material adverse effect on our business and results of operation.

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

We benefit materially from the exclusive license granted to our affiliated consolidated entities by Phoenix Satellite Television Company Limited, a wholly owned subsidiary of Phoenix TV, to use Phoenix TV’s copyrighted content on our Internet and mobile channels in China pursuant to the Content License Agreements. This exclusive license helps to distinguish our content offerings from those of other Internet and new media companies in China. Each of the Content License Agreements can be terminated earlier (i) by the non-breaching party in the event of a breach and if the breach is not cured within ten business days after receipt of notice of breach from the non-breaching party, (ii) in the event of bankruptcy or the cessation of business operations of either party, or a change in the shareholder or equity structure of the relevant affiliated consolidated entity, other than in connection with the contractual arrangements, (iii) if either party’s performance of its obligations is held unlawful under PRC law; or (iv) if an event occurs that adversely affects the performance by either party of its obligations and upon written notice by the unaffected party. The Content License Agreements will, unless extended further, expire in March 2016, or may be terminated early, and we may not be able to obtain rights to use Phoenix TV’s content on our platform on commercially reasonable terms, on an exclusive basis or at all, which would have a material adverse effect on our paid services business, and may also negatively affect our video advertising business. Together, these impacts could have a material and adverse effect on our business, results of operations and financial condition.

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

We provide our in-house produced content and user-generated content, or UGC, to Phoenix TV on a regular and frequent basis for display on its TV programs and Phoenix TV promotes our brand name and content on its TV network pursuant to the Phoenix TV Cooperation Agreement. As compensation for the rights granted to us under the Phoenix TV Cooperation Agreement, Fenghuang On-line is currently obligated to pay Phoenix TV an annual service fee in the amount of RMB1.6 million for the first year of the agreement, which incrementally increases by 25% for each subsequent year of the agreement. For 2013, the annual service fee payment to Phoenix TV is RMB3.1 million. If Phoenix TV’s indirect voting interest in Fenghuang On-line decreases to 50% or below, Phoenix TV has the right to amend the annual service fee under the Phoenix TV Cooperation Agreement, provided that it may not be raised to more than 500% of the original annual service fee. In addition to the annual service fee, Fenghuang On-line must also pay to Phoenix TV 50% of the after-tax revenues Tianying Jiuzhou earns from sublicensing Phoenix TV’s video content to third parties, which is not subject to adjustment. In addition, if Phoenix TV’s indirect equity interest in our company decreases to 35% or below, Phoenix TV has the right to immediately terminate the Phoenix TV Cooperation Agreement. The Phoenix TV Cooperation Agreement will, unless extended further, expire in March 2016, or may be terminated early, and therefore we cannot guarantee you that we may continue to benefit from promotional or other cooperative arrangements with Phoenix TV in the future. We cannot assure you that we will continue to receive the same level of support from Phoenix TV.

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

Our lack of an Internet audio-visual program transmission license may expose us to administrative sanctions, including the banning of our paid mobile video services and video advertising services, which would materially and adversely affect our business and results of operation.

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

We started offering Internet audio-visual program services through Tianying Jiuzhou in China prior to the issuance of the Audio-visual Program Provisions. Tianying Jiuzhou submitted an application to GAPPRFT to apply for the Internet audio-visual program transmission license when the relevant regulation came into effect. However, as of the date of this annual report, GAPPRFT has not issued Tianying Jiuzhou an Internet audio-visual program transmission license. Although we have been communicating with the relevant government authorities, such government authorities have not informed us as to when they will make a decision on whether to issue such license to Tianying Jiuzhou. To date, we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities regarding our dissemination of audio-visual programs through our website or mobile channel without such license. We cannot assure you that Tianying Jiuzhou will be able to obtain the Internet audio-visual program transmission license. Due to Tianying Jiuzhou’s lack of an Internet audio-visual program transmission license, the applicable local counterpart of GAPPRFT may issue warnings, order us to rectify our violating activity and impose on us a fine of no more than RMB30,000. In case of severe contravention as determined by GAPPRFT or its applicable local counterpart in its discretion, the applicable local counterpart of GAPPRFT may ban the violating operations, seize our equipment in connection with such operations and impose a penalty of one to two times the amount of the total investment in such operations. The banning of our paid mobile video services and video advertising services would materially and adversely affect our business and results of operations.

Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services that provide political news or to cease the Internet access services provided by third parties to us. In 2013, approximately 66.6% of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties.

We are required to obtain an Internet news license from SCIO for the dissemination of news through our website. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Internet News Dissemination.” Tianying Jiuzhou submitted an application to the SCIO to apply for the Internet news license when the relevant regulation came into effect. However, as of the date of this annual report, the SCIO has not issued an Internet news license to Tianying Jiuzhou. As a result of Tianying Jiuzhou’s lack of an Internet news license, the SCIO or applicable information office at the provincial level may order us to cease the violating operations and impose a fine on us of not more than RMB30,000. In the case of severe contravention as determined by SCIO or its applicable local counterpart in its sole discretion, the telecommunications administrative authorities may, based on written confirmation opinions of SCIO or the applicable information office at the provincial level, and in accordance with the relevant regulations on Internet information services, cease our Internet information services that provide current political news or cease the Internet access services that third parties provide to us. In 2013, approximately 66.6% of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties.

If we fail to maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results in accordance with U.S. GAAP may be materially and adversely affected. In addition, investor confidence in us and the market price of our ADSs may decline significantly.

We are subject to reporting obligations under U.S. securities laws. Among other things, the United States Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, adopted rules requiring every public company, including us, to include a report from management on the effectiveness of its internal control over financial reporting in its annual report on Form 20-F starting in the annual report for its second fiscal year as a public company. In addition, beginning at the same time, an independent registered public accounting firm must attest to and report on the effectiveness of such public company’s internal control over financial reporting. We were subject to these requirements for the first time with respect to our annual report on Form 20-F for the fiscal year ended December 31, 2012.

As of December 31, 2013, our management has concluded that our internal control over financial reporting is effective. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective as of December 31, 2013.

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

We derive substantially all of our mobile value added services revenues, or MVAS revenues, such as WVAS, mobile video, mobile digital reading, and mobile games from the provision of content or services through the networks of the PRC telecommunications operators. In particular, we rely primarily on the networks of China Mobile, a shareholder of Phoenix TV since August 2006 with an equity interest of 19.7% as of March 31, 2014 to deliver our services. In 2011, 2012 and 2013, we derived approximately 91.3%, 85.7% and 73.7%, respectively, of our paid service revenues from China Mobile. Within these revenues, we generated a significant portion through fixed fee arrangements with China Mobile for our digital reading services. The remainder of our MVAS revenues and revenues from our mobile subscription and pay-per-view video services are mostly derived from China United Telecommunications Corporation, or China Unicom, and China Telecommunications Corporation, or China Telecom.

We have entered into a series of agreements with China Mobile and other Chinese mobile operators and their provincial subsidiaries to provide MVAS through their networks. These mobile operators could terminate cooperation with us or refuse to perform their obligations to pay for the MVAS we provide under the terms of our agreements with them for a variety of reasons, including failure to meet specified performance standards, the provision of poor services that gives rise to a high level of customer complaints or the delivery of content that violates the relevant operator’s policies and applicable law. In addition, our agreements with the mobile operators are generally for terms of one year or less. There is no assurance that we will be able to renew these agreements on commercially reasonable terms, or at all. If any of the Chinese mobile operators ceases to cooperate with us, it is unlikely that such operator’s customers will continue to use our mobile services. In particular, if China Mobile ceases to cooperate with us, it is unlikely that we will be able to build up sufficient new customers through the networks of other Chinese mobile operators to develop a customer base comparable to that which we have developed through China Mobile. Due to our reliance on China Mobile and other Chinese mobile operators to deliver our MVAS to our customers, any termination or deterioration of our relationship with China Mobile or other Chinese mobile operators may result in severe disruptions to our business operations and the loss of the majority of our revenues, and could have a material adverse effect on our financial condition and results of operations.

In addition, our negotiating leverage with China Mobile and other Chinese mobile operators is limited because China Mobile and other Chinese mobile operators operate the mobile networks through which a large number of service and content providers deliver their products to mobile phone users in China. We cannot assure you that such operators will not adopt business strategies that could have a material adverse effect on our business. In addition, our ability to develop certain new MVAS businesses going forward may be restricted by the business policies of China Mobile or other Chinese mobile operations. Due to our limited negotiating leverage with these mobile operators, we cannot exert any influence on their business decisions. Therefore, we cannot assure you that China Mobile or other Chinese mobile operators will not implement business strategies or policies that could have a material adverse effect on our results of operation and financial condition, or limit our ability to grow our MVAS businesses in the future.

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

Our efforts to develop additional distribution channels for our MVAS may not succeed or may be restricted or halted by telecommunications operators.

Cooperation with mobile service providers, which we refer to as our “channel partners,” and mobile device manufacturers has provided us with important distribution channels for our MVAS businesses. We sell a certain amount of our premium content and services through our channel partners’ platforms. In addition, we pre-install into the menus of certain mobile devices certain of our MVAS icons and short codes for products offered on the multimedia messaging service, or MMS, short message service, or SMS, and interactive voice response, or IVR, platforms. A consumer who buys a new mobile device pre-installed with our MVAS icons and codes can access and subscribe to our services quickly and easily. Channel partners and mobile device manufacturers have, through our cooperation with them, become important distribution channels. However, we cannot assure you that we will continue to maintain a growing or stable number of suitable channel partners in the future. In addition, in recent years, China Mobile and other telecommunications operators have entered into cooperation agreements with mobile handset manufacturers similar to our agreements with mobile handset manufacturers. We cannot guarantee that mobile device manufacturers will continue their direct cooperation with us or maintain their current revenue sharing arrangements with us.

In addition, we cannot guarantee that MIIT or telecommunications operators will not restrict or halt our cooperation with handset manufacturers, or take other actions to limit or halt our use of mobile handsets as a distribution channel. Any such other actions could have a negative impact on our business and results of operations.

Our dependence on the billing systems and records of mobile operators may require us to estimate portions of our reported revenues and cost of revenues for most of our MVAS, which may require subsequent adjustments to our financial statements.

We depend largely on the billing systems and records of the telecommunications operators to record the volume of our MVAS provided, bill our customers, collect payments and remit to us our portion of the revenues. We record revenues based on monthly statements from the mobile operators confirming the value of our services that the mobile operators billed to customers during the month. Due to our past experience with the timing of receipt of the monthly statements from the mobile operators, we expect that we may need to rely on our own internal estimates for the portion of our reported revenues and cost of revenues for which we will not have received monthly statements. In such instances, our internal estimates would be based on our own internal data of expected revenues and related fees from services provided. As a result of such reliance on internal estimates, we may overstate or understate our revenues and cost of revenues for the relevant reporting period, and may be required to make adjustments in our financial reports when we actually receive the mobile operators’ monthly statements for such period. We endeavor to reduce the discrepancy between our revenue estimates and the revenues calculated by the mobile operators and their subsidiaries; however, we cannot assure you that these efforts will be successful. In addition, we generally do not have the ability to independently verify or challenge the accuracy of the billing systems of the mobile operators. We cannot assure you that any negotiations between us and mobile operators to reconcile billing discrepancies would be resolved in our favor or that our financial condition and results of operations would not be materially and adversely affected as a result. Historically, there has been no significant difference between our revenue estimates and the mobile operators’ billing statements.

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

For example, in January 2010, China Mobile began implementing a series of measures targeted at further improving the user experience for mobile device embedded services, in addition to the introduction of a new short message service, or SMS, code management system. Under these measures, WVAS that are embedded in mobile devices will be required to introduce additional notices and confirmations to end-consumers during the purchase of such services. In addition, services related to SMS short codes will be required to be more tailored to the specific service offerings or service partners. Previously, a single SMS code could be used for multiple service offerings or partners.

We cannot assure you that China Mobile or other Chinese mobile operators will not introduce additional requirements with respect to the procedures for ordering monthly subscriptions or single-transaction downloads of our MVAS, notifications to customers, the billing of customers or other consumer-protection measures or adopt other policies that may require significant changes in the way we promote and sell our MVAS, any of which could have a material adverse effect on our financial condition and results of operations.

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

A substantial amount of the video content on our website is closely linked to or is the online version of the TV content of Phoenix TV. PRC law requires approval from GAPPRFT for introducing and broadcasting foreign television programs into China. In September 2004, SARFT promulgated certain regulations of the Administrative Regulations on the Introduction and Broadcasting of Foreign Television Programs, pursuant to which only organizations designated by GAPPRFT are qualified to apply to GAPPRFT or its authorized entities for the introduction or broadcasting of foreign television programs. In addition, on July 6, 2004, SARFT issued the Measures for the Administration of Publication of Audio-Visual Programs through the Internet or Other Information Networks, or the 2004 A/V Measures, which explicitly prohibit Internet service providers from broadcasting any foreign television program over an information network and state that any violation may result in warnings, monetary penalties or, in severe cases, criminal liabilities. On November 19, 2009, SARFT issued a notice which extended this prohibition to broadcasting over mobile phones. In December 2007 and March 2009, however, SARFT issued two notices which provide that certain foreign audio-visual programs may be published through the Internet provided that certain regulatory requirements have been met and certain permits have been obtained, thereby implying that the absolute restriction against broadcasting foreign television programs on the Internet as set forth in the 2004 A/V Measures has been lifted. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Foreign Television Programs and Satellite Channels.” As of the date of this annual report, we have not obtained an approval from GAPPRFT for introducing and broadcasting foreign TV programs produced by Phoenix TV or other foreign TV stations in China. We have made oral inquiries with SARFT, and were orally informed that such operations do not violate the regulations on the introduction and distribution of foreign TV programs. Therefore, there is considerable uncertainty as to whether we are permitted to transmit foreign television programs through the online video services that we offer. If GAPPRFT or its local branch requires us to obtain its approval for our introduction and online broadcasting of overseas TV programs, we may not be able to obtain such approval in a timely manner or at all. In such case, the PRC government would have the power to, among other things, levy fines against us, confiscate our income, order us to cease certain content service, or require us to temporarily or permanently discontinue the affected portion of our business.

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

Tianying Jiuzhou is currently operating our online game business. As of the date of this annual report, Tianying Jiuzhou and Yifeng Lianhe have obtained Online Culture Operating Permits from the MOC with respect to its operation of online games, and Tianying Jiuzhou has obtained an Internet Publication License from GAPPRFT with respect to books and periodicals published on the Internet, including the mobile Internet, and online and mobile games. Yifeng Lianhe is in the process of applying for an Internet Publication License. In addition, we license almost all of our online and mobile games from other game operators and share profits with these game operators. We require these game operators to obtain the requisite approvals from GAPPRFT, and make the filings with the MOC, for relevant online and mobile games. As of the date of this annual report, we have not obtained advanced approval for some of our online and mobile games from GAPPRFT or completed filing with the MOC. We cannot assure you that (i) Yifeng Lianhe can obtain an Internet Publication License; or (ii) we or such game operators can obtain all the required approvals and complete the relevant filing procedures with the relevant government authorities for each game we operate in a timely manner or at all. If the relevant authority challenges the commercial operation of our games and determines that we are in violation of the relevant laws and regulations regarding online and mobile games, it would have the power to, among other things, levy fines against us, confiscate our income and require us to discontinue our online game business. In addition, if we were deemed to be in violation of the relevant laws and regulations regarding online and mobile games, GAPPRFT would have the ability to withdraw the Internet Publication License that it granted to Tianying Jiuzhou on April 15, 2011, which may affect, directly or indirectly, our ability to conduct our online digital reading services and game services.

In addition, the MOC and the Ministry of Commerce, or MOFCOM, jointly issued in 2009 the Notice on Strengthening the Administration of Online Game Virtual Currency, or the Virtual Currency Notice, which requires online game operators to report the total amount of their issued virtual currency on a quarterly basis, and game operators are prohibited from issuing disproportionate amounts of virtual currency in order to generate revenues.  The Virtual Currency Notice also reiterates that virtual currency can only be provided to users in exchange for an RMB payment and can only be used to pay for virtual goods and services of the issuers. We provide extra free virtual currencies to game users as they buy virtual currencies, which is not in compliance with the Virtual Currency Notice. Therefore, we may be ordered to remedy such noncompliance within the timeframe specified by the MOC or MOFCOM. If we fail to remedy any noncompliance within the specified timeframe, the MOC and MOFCOM would have the power to, among other things, levy fines against us, confiscate our income and order us to cease certain services.

Our affiliated consolidated entities and their respective shareholders do not own all the trademarks used in their value-added telecommunications services, which may subject them to revocation of their licenses or other penalties or sanctions.

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

Our PRC affiliated consolidated entities, Tianying Jiuzhou and Yifeng Lianhe, are currently engaged in the provision of value-added telecommunications services and each of them has obtained ICP Licenses from MIIT or its local counterpart in Beijing. In addition, Tianying Jiuzhou owns our material domain names, including ifeng.com, and, as of March 31, 2014, owned six registered trademarks that were transferred to it from Phoenix Satellite Television Trademark Limited. Yifeng Lianhe owned 17 registered trademarks, and both of our affiliated consolidated entities continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited, a wholly owned subsidiary of Phoenix TV, in their value-added telecommunications services. Therefore, we are not currently in compliance with the MIIT 2006 Notice.

We have designed propriety logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2014, Tianying Jiuzhou owned 97 PRC registered trademarks, six of which were transferred from Phoenix Satellite Trademark Limited, and Yifeng Lianhe owned 17 PRC registered trademarks. In addition, Tianying Jiuzhou had submitted eight registration applications relating to five logo designs to the PRC Trademark Office, and Yifeng Lianhe had submitted three registration applications relating to two logo designs to the PRC Trademark Office.  Despite our having registered many trademarks used in our value-added telecommunications business operations, we may continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited.

Although, neither of our affiliated consolidated entities has been required by the MIIT or its local counterpart to obtain and hold the ownership of the relevant trademarks related to our value-added telecommunications services to date, the provincial-level counterpart of MIIT may enforce the MIIT 2006 Notice on our affiliated consolidated entities. In such case, the provincial-level counterpart of MIIT could order our affiliated consolidated entities to own the registered trademarks used in their value-added telecommunications business within a specified period of time. We do not have knowledge about the period of time that MIIT would provide us to complete the necessary remediation measures. We are also not aware that since issuing the MIIT October Notice, MIIT has promulgated any additional notices or guidelines with respect to timelines for self-examination or remediation of noncompliance with the MIIT 2006 Notice. Moreover, the MIIT October Notice does not specify how much time the MIIT allows for ICP License-holders to remedy their noncompliance issues. If we fail to remedy any noncompliance within the time frame specified by the provincial counterpart of MIIT, the relevant governmental authority would have the discretion to revoke our affiliated consolidated entities’ licenses for value-added telecommunications or subject them to other penalties or sanctions, which would have a material and adverse effect on our business, financial condition, results of operations and prospects. Our value-added telecommunications services currently account for substantially all of our total revenues.

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

•          On December 16, 2011, the Beijing Municipal News Office, together with the Beijing Municipal Public Security Bureau, the Beijing Municipal Communications Administration and the Beijing Municipal Internet Information Office, jointly issued the Several Measures on the Administration of the Development of Micro-blog in Beijing, or the Micro-blog Measures, which took effect on the same date. The Micro-blog Measures stipulate that all micro-blogs operators in Beijing must require their users to register with their real names and that all micro-blog operators must complete procedures required by the Internet information content regulatory authority of Beijing for the operation of micro-blog services within three months after the effective date of the Micro-blog Measures. In addition, the Decision on Strengthening the Protection of Network Information promulgated by the Standing Committee of National People’s Congress of PRC on December 28, 2012, or the Information Protection Decision, also states that Internet service providers shall require users to provide their real identity information when entering into agreements with the users or confirming the provision of services. In order to comply with the Micro-blog Measures and the Information Protection Decision, we have added clauses into our agreements with the users of our micro-blog service and us requesting our micro-blog users to register using their real names. However, we currently do not know how our micro-blog business will be affected by the application of the Micro-blog Measures and the Information Protection Decision. If the Beijing municipal government or other PRC government authorities were to take actions to tighten the supervision of real name registration of micro-blog users in accordance with the Micro-blog Measures and the Information Protection Decision, we might not be able to retain the active users of our micro-blog or attract new users of our micro-blog, which could have adverse impact on the stickiness of our micro-blog and thus adversely affect our business operations.

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

Moreover, because the definition and interpretation of prohibited content is in many cases vague and subjective, it is not always possible to determine or predict what content might be prohibited under existing restrictions or restrictions that might be imposed in the future. For example, in 2005, SARFT issued a notice prohibiting commercials for WVAS related to “fortune-telling” from airing on radio and television stations effective in February 2005. GAPPRFT or other Chinese government authorities may prohibit the marketing of other MVAS via a channel we depend on to generate revenues, which could have a material adverse effect on our business, results of operations or financial position.

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

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our website to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to website posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained from relevant governmental authorities, which include the local branch of the SAIC, the local branch of the State Food and Drug Administration, the local branch of the Ministry of Health and the local branch of the State Administration of Traditional Chinese Medicine. To fulfill these monitoring functions, we include clauses in most of our advertising contracts requiring that all advertising content provided by advertisers must comply with relevant laws and regulations. Pursuant to the contracts between us and advertising agencies, advertising agencies are liable for all damages to us caused by their breach of such representations. Before a sale is confirmed and the advertisement is publicly posted on our website, our account execution personnel, who comprise a separate back-office team, are required to review all advertising materials to ensure there is no racial, violent, pornographic or any other improper content, and will request the advertiser to provide proof of governmental approval if the advertisement is subject to special government review. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations, such as posting an advertisement for fake pharmaceutical products, PRC governmental authorities may force us to terminate our advertising operation or revoke our licenses.

A majority of the advertisements shown on our website are provided to us by third-party advertising agencies on behalf of advertisers. We cannot assure you that all of the content contained in such advertisements is true and accurate as required by the advertising laws and regulations. For example, the Advertisement Law provides that an advertisement operator who knows or should have known the posted advertisement is false or fraudulent will be subject to joint and several liabilities. Under the Detailed Implementation Rules on the Administrative Regulations for Advertisement, a website must not post any advertisements that are untrue or lacking the requisite governmental approval if such type of advertisements are subject to special governmental review. However, for the determination of the truth and accuracy of the advertisements, there are no implementing rules or official interpretations, and such a determination is at the sole discretion of the relevant local branch of the SAIC, which results in uncertainty in the application of these laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations in the future, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

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

Our success depends on the continuous efforts and services of Mr. Shuang Liu, our chief executive officer, Mr. Ya Li, our chief operating officer, and Ms. Betty Yip Ho, our chief financial officer. If, however, one or more of our executives or other key personnel are unable or unwilling to continue to provide services to us, we may not be able to find suitable replacements easily or at all. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. We do not maintain key-man life insurance for any of our key personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose advertisers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, if any dispute arises between us and our executives or key employees, these agreements may not be enforceable in China, where these executives and key employees reside, in light of uncertainties with China’s legal system. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could limit the protections available to you and us.”

Our future success will also depend on our ability to attract and retain highly skilled technical, managerial, editorial, finance, marketing, sales and customer service employees. Qualified individuals are in high demand, and we may not be able to successfully attract, assimilate or retain the personnel we need to succeed.

We have granted, and may continue to grant, stock options, restricted shares and restricted share units under our share incentive plans or adopt new share incentive plans in the future, which may result in increased share-based compensation.

We adopted a share option plan in June 2008 and a restricted share and restricted share unit plan in March 2011. As of March 31, 2014, 612,500 restricted shares of our company, 2,159,001 contingently issuable shares, options to purchase 36,855,701 Class A ordinary shares and restricted share units obligating our company to issue and deliver 224,147 Class A ordinary shares were outstanding. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors, Supervisors and Executive Directors—Share Incentive Plans”. For the years ended December 31, 2011, 2012 and 2013, we recorded RMB66.1 million, RMB6.8 million and RMB16.7 million (US$2.8 million), respectively, in share-based compensation. The significant increase in our share-based compensation in 2011 was primarily due to our grant of restricted shares and restricted share units to certain of our employees in March 2011. In 2013, we also granted option shares to some of key employees and we believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant stock options to employees in the future. We intend to grant additional stock options to our employees going forward, which we expect will further increase our share-based compensation. If we continue to grant share options in the future, our share-based compensation will increase accordingly.

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

Third parties may take action and file claims against us if they believe that certain content on our site violates their copyrights or other related legal rights. We have been subject to such claims in the PRC. From January 1, 2013 to March 31, 2014, we have been subject to 77 cases in the PRC, 61 of which have been concluded. For more information, see “Item 4. Information on the Company—B. Business Overview—Legal and Administrative”.

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

Under PRC tax laws and regulations, our PRC subsidiary, Fenghuang On-line enjoyed, or is qualified to enjoy, certain preferential income tax benefits. The Enterprise Income Tax Law, effective on January 1, 2008, or the EIT Law, and its implementation rules significantly curtail tax incentives granted to foreign-invested enterprises. The EIT Law, however (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies established before March 16, 2007 to continue to enjoy their existing tax incentives, subject to certain transitional rules, and (iii) introduces new tax incentives, subject to various qualification criteria. For example, the EIT Law permits certain “high and new technology enterprises strongly supported by the state” to enjoy a reduced enterprise tax rate of 15%. According to the relevant administrative measures, to qualify as “high and new technology enterprises strongly supported by the state,” Fenghuang On-line must meet certain financial and non-financial criteria and complete verification procedures with the administrative authorities. Continued qualification as a “high and new technology enterprise” is subject to a three-year review by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification. In the event the preferential tax treatment for Fenghuang On-line is discontinued or is not verified by the local tax authorities, and the affected entity fails to obtain preferential income tax treatment based on other qualifications such as Advanced Technology Service Enterprise, it will become subject to the standard PRC enterprise income tax rate of 25%. We cannot assure you that the tax authorities will not, in the future, discontinue any of our preferential tax treatments, potentially with retroactive effect. On April 21, 2010, the State Administration of Taxation issued Circular 157 providing additional guidance on the interaction of certain preferential tax rates under the transitional rules of the EIT Law. Prior to Circular 157, we understood that if a high and new technology enterprise, or an HNTE, entity was in a tax holiday period, where it was entitled to a 50% reduction in the tax rate, and it was also entitled to the 15% HNTE preferential tax rate, then it would be entitled to pay tax at the rate of 7.5%. Circular 157 appears to have the effect that such an entity is entitled to pay taxes at either the lower of 15% or 50% of the applicable PRC tax rate (in terms of a foreign investment enterprise during transition period such as Fenghuang On-line, 22% for 2010, 24% for 2011 and 25% starting from 2012). However, to date, Beijing local-level tax bureau has not implemented Circular 157 and is holding the view that the relevant provisions may not apply to HNTEs in Science & Technology Park of Haidian District. Therefore, Fenghuang On-line was entitled to a 50% reduction of its applicable tax rate to 7.5% from 2009 to 2011. Fenghuang On-line’s income tax rate increased from 7.5% to 15% in 2012 due to the end of its tax holiday period. See “Item 10. Additional Information—E. Taxation.”

On November 16, 2011, the Ministry of Finance and the State Administration of Taxation announced the Business Tax to Value Added Tax Transformation Pilot Program, or the VAT Pilot Program. Productive service industries, such as the transportation industry and certain modern services industries, were the first in the pilot regions to implement the VAT Pilot Program. The implementation of the VAT Pilot Program began on January 1, 2012 in Shanghai and on September 1, 2012 in Beijing, and was then expanded to seven other provinces and municipalities by the end of 2012. Commencing on August 1, 2013, the implementation of the VAT Pilot Program has been expanded to all regions in the PRC. As a result of the VAT Pilot Program, the advertising revenues and other “modern service” revenues, such as web-based game service revenues earned by our entities and technical service fees paid by affiliated consolidated entities to Fenghuang On-line, are subject to value-added tax and surcharges at a rate of approximately 6.6%. Most of our MVAS revenues are not within the scope of the VAT Pilot Program as of the date of this annual report and, thus, are still subject to business tax. The industries to which the VAT Pilot Program applies may impact our results of operations. The imposition of value-added tax to replace business tax may increase our tax expenses, which could adversely affect our results of operations and financial condition.

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

Economic conditions in the PRC are sensitive to macroeconomic conditions. In part due to lower export demand resulting from slow economic recoveries in the United States and Europe and a weak economic environment in Japan, China’s GDP growth decelerated since 2012. China’s year-over-year GDP growth rate in 2013, 7.7%, slowed from 7.9% for the fourth quarter of 2012, due primarily to sluggish industrial output and fixed asset investment. In addition, there is uncertainty regarding the scale and the effects of a real estate bubble alleged by some to have reached a critical stage in the PRC. Since demand for our paid and advertising services are sensitive to macro-economic conditions globally and in the PRC, our business prospects may be affected by the macroeconomic environment. Any prolonged slowdown in the global or PRC economy may have a material adverse effect on our business, results of operations and financial condition, and continued turbulence in the international markets may materially and adversely affect our ability to access the capital markets to meet liquidity needs.

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

Phoenix TV (BVI), a wholly owned direct subsidiary of Phoenix TV, owned 52.8% of our total issued and outstanding shares as of March 31, 2014. Moreover, all shares held by Phoenix TV (BVI) are Class B ordinary shares with 1.3 votes per share. As a result, Phoenix TV (BVI) held 59.2% of the total voting power of our ordinary shares as of March 31, 2014. Accordingly, Phoenix TV (BVI), and Phoenix TV through Phoenix TV (BVI), have substantial control over the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, and their interests may not align with the interests of our other shareholders. Phoenix TV (BVI) may take actions that are not in the best interest of us or our other shareholders and may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit our other shareholders. This significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors’ perception that conflicts of interest may exist or arise.

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

Conflicts of interest may arise between Phoenix TV and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

•          Our board members or executive officers may have conflicts of interest. Certain of our board members and executive officers own shares, restricted share units and/or options in Phoenix TV, and also hold senior management positions in Phoenix TV. Phoenix TV may continue to grant incentive share compensation to certain of our board members and executive officers from time to time. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Phoenix TV and us.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in Internet and mobile businesses. Specifically, pursuant to the Regulations for Administration of Foreign-Invested Telecommunications Enterprises issued by the State Council on December 11, 2001 and amended on September 10, 2008, foreign ownership in an Internet content provider or other value-added telecommunication service providers may not exceed 50%. We conduct our operations in China principally through contractual arrangements among our wholly-owned PRC subsidiary, Fenghuang On-line and two affiliated consolidated entities in the PRC, namely, Yifeng Lianhe and Tianying Jiuzhou, and their respective shareholders. Yifeng Lianhe holds the licenses and permits necessary to conduct our mobile business in China, while Tianying Jiuzhou holds the licenses and permits necessary to conduct our Internet portal, video, mobile business, and Internet advertising and related businesses in China. Our contractual arrangements with Yifeng Lianhe and Tianying Jiuzhou and their respective shareholders enable us to exercise effective control over these entities and hence treat them as our affiliated consolidated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

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

We rely on and expect to continue to rely on contractual arrangements with our affiliated consolidated entities in China and their respective shareholders to operate our Internet and mobile businesses. These contractual arrangements may not be as effective in providing us with control over the affiliated consolidated entities as ownership of controlling equity interests would be in providing us with control over, or enabling us to derive economic benefits from the operations of, the affiliated consolidated entities. If we had direct ownership of the affiliated consolidated entities, we would be able to exercise our rights as a shareholder to (i) effect changes in the board of directors of those entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level, and (ii) derive economic benefits from the operations of the affiliated consolidated entities by causing them to declare and pay dividends. However, under the current contractual arrangements, as a legal matter, if any of the affiliated consolidated entities or any of their shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if shareholders of an affiliated consolidated entity were to refuse to transfer their equity interests in such affiliated consolidated entity to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take a legal action to compel them to fulfill their contractual obligations.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in Internet and mobile businesses. The shareholders of our affiliated consolidated entities are individuals who are PRC citizens. Since we are over 80% owned by foreign investors, none of the shareholders of our affiliated consolidated entities are significant shareholders of our company. In addition, one of the shareholders, Ms. Yinxia Liu, does not own any shares or rights to purchase any shares of our company. Therefore, the interests of these individuals as shareholders of the affiliated consolidated entities and the interests of our company may conflict. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that any conflict of interest will be resolved in our favor. In addition, these individuals may breach or cause the affiliated consolidated entities that they beneficially own to breach or refuse to renew the existing contractual arrangements, which will have an adverse effect on our ability to effectively control our affiliated consolidated entities and receive economic benefits from them. Currently, we do not have existing arrangements to address potential conflicts of interest between these shareholders and our company. We rely on these shareholders to abide by the laws of the Cayman Islands and China. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of the affiliated consolidated entities, we would have to rely on legal proceedings, the outcome of which is uncertain and which could be disruptive to our business.

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

We are a holding company, and we may rely on dividends and other distributions on equity paid by Fenghuang On-line, our PRC subsidiary, for our cash requirements, including the funds necessary to service any debt we may incur. If Fenghuang On-line incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Fenghuang On-line currently has in place with the affiliated consolidated entities in a manner that would materially and adversely affect the ability of Fenghuang On-line to pay dividends and other distributions to us. Further, relevant PRC laws, rules and regulations permit payments of dividends by Fenghuang On-line only out of its retained earnings, if any, determined in accordance with accounting standards and regulations of China. Under PRC laws, rules and regulations, Fenghuang On-line is also required to set aside a portion of its net income each year to reserve funds and staff incentive and welfare funds. Fenghuang On-line must set aside at least 10% of after-tax income each year to reserve funds prior to payment of dividends until the cumulative fund reaches 50% of the registered capital. As for staff incentive and welfare funds, the contribution percentage is to be decided by Fenghuang On-line on its own discretion. As a result of these PRC laws, rules and regulations, Fenghuang On-line is restricted from transferring a portion of its net assets to us whether in the form of dividends. As of December 31, 2013, Fenghuang On-line’s restricted reserves totaled RMB42.5 million. These restricted reserves are not distributable as cash dividends. Any limitation on the ability of our operating subsidiary to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

The exchange rates between the Renminbi and the U.S. dollar, Euro and other foreign currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the P.R.C. government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. As a result, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Since July 2008, however, the Renminbi has traded within a narrow range against the US dollar. On June 20, 2010, the People’s Bank of China announced that the P.R.C. government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. In April 2012, the People’s Bank of China announced that it would expand the floating range of the trading price of the Renminbi against the U.S. dollar from 0.5% to 1.0%. In March 2014, the People’s Bank of China announced that it would further expand the floating range of the trading price of the Renminbi against the U.S. dollar from 1.0% to 2.0%. Although it is difficult to predict how Renminbi exchange rates may change going forward, a more flexible currency policy could result in a further and more significant appreciation of Renminbi against the U.S. dollar.

As we may rely on dividends and other fees paid to us by our subsidiary and affiliated consolidated entities in China, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we received from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes or commercial reasons, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. For example, the foreign currency exchange gain recorded in our statement of comprehensive income increased significantly from RMB1.9 million for 2012 to RMB19.7 million for 2013.The increase was mainly due to RMB appreciation during the period because the majority of the net proceeds from our initial public offering that we converted into RMB has been held by Phoenix New Media Limited whose functional currency is the U.S. dollar. Our results of operations are sensitive to changes in exchange rates of the Renminbi. Future fluctuations that are adverse to us could have a material adverse effect on our results of operation, financial condition or liquidity.

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

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the net proceeds from our initial public offering to make loans or additional capital contributions to our PRC subsidiaries and affiliated consolidated entities.

In utilizing the net proceeds from our initial public offering, as an offshore holding company of our PRC subsidiaries and affiliated consolidated entities, we may make loans to our PRC subsidiaries and affiliated consolidated entities, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our subsidiary or affiliated consolidated entities in China are subject to PRC regulations, registrations and/or approvals. For example, loans by us, as an offshore holding company, to our affiliated consolidated entities must be approved by the relevant government authorities and registered with the State Administration of Foreign Exchange or SAFE, or its local counterpart. If we provide loans to our PRC subsidiaries, the total amount of such loans may not exceed the difference between its total investment as approved by the foreign investment authorities and its registered capital at the time of the provision of such loans. Such loans need to be registered with the SAFE which usually takes no more than 20 working days to complete. The cost of completing such registration is minimal. We may also determine to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be approved by MOFCOM or its local counterpart. Because the affiliated consolidated entities are domestic PRC enterprises, we are not likely to finance their activities by means of capital contributions due to regulatory issues relating to foreign investment in domestic PRC enterprises, as well as the licensing and other regulatory issues. We cannot assure you that we can obtain the required government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiaries or any of the affiliated consolidated entities. If we fail to receive such registrations or approvals, our ability to use the net proceeds from our initial public offering and to fund our operations in China would be negatively affected which would adversely and materially affect our liquidity and our ability to expand our business.

In addition, on August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC, unless it is provided for otherwise. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. We expect that if we convert the net proceeds we receive from our initial public offering into Renminbi and repatriate these funds into China pursuant to SAFE Circular 142, our use of Renminbi funds will be for purposes within the approved business scope of our PRC subsidiaries. The business scope of Fenghuang On-line, one of our PRC Subsidiaries, permits it to provide technical and operational support to our affiliated consolidated entities. However, we may not be able to use such Renminbi funds to make equity investments in the PRC through our PRC subsidiaries.

If the PRC government finds that our PRC beneficial owners are subject to the SAFE registration requirement under SAFE Circular No.75 and the relevant implementing rules and our PRC beneficial owners fail to comply with such registration requirements, such PRC beneficial owners may be subject to personal liability, our ability to acquire PRC companies or to inject capital into our PRC subsidiaries may be limited, our PRC subsidiaries’ ability to distribute profits to us may be limited, or our business may be otherwise materially and adversely affected.

SAFE has promulgated several regulations, including the Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, or SAFE Circular No.75, effective on November 1, 2005, and the relevant implementing rules thereunder. These regulations require PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside of China, referred to as an “offshore special purpose company”, for the purpose of acquiring any assets of or equity interest in PRC companies and raising funds from overseas. PRC residents may also register with competent local SAFE branch after the establishment of such offshore special purpose company, provided that there shall be no material change to the capital or equity of the offshore special purpose company before completion of such registration. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend his or her SAFE registration with the local SAFE branch, with respect to any material events of that offshore special purpose company, such as any increase or decrease of its capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. Furthermore, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of a SAFE registration by the offshore special purpose company’s shareholders who are PRC residents in a timely manner. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Foreign Exchange Registration of Offshore Investment by PRC Residents”.

Based on the opinion of our PRC counsel, Zhong Lun Law Firm, we understand that the aforesaid registration requirement under SAFE Circular No.75 and the relevant implementing rules do not apply to our PRC subsidiaries or our PRC resident beneficial owners due to the following reasons: (i) our company was incorporated and controlled by Phoenix TV, a Hong Kong listed company, rather than any PRC residents defined under SAFE Circular No.75; (ii) none of the former or current shareholders of our PRC affiliated consolidated entities established or acquired interest in our company by injecting the assets of, or equity interest in, our affiliated consolidated entities; and (iii) before the public listing of our ADSs, all of our PRC resident beneficial owners obtained interest in our company through exercise of options granted to them under our employee share option plan. However, we cannot assure you that the PRC government would hold the same opinion as us, and the relevant government authorities have broad discretion in interpreting these rules and regulations. If SAFE or any of its local branches requires our PRC resident beneficial owners to register their interest in our company pursuant to SAFE Circular No.75 and the related implementing rules, we will request our PRC resident beneficial owners to make the necessary registration, filings and amendments as required. However, we cannot provide any assurances that these PRC resident beneficial owners will apply for and complete any applicable registrations, filing and amendments. The failure or inability of such PRC resident beneficial owners to do so may subject our PRC subsidiaries to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Failure to comply with PRC regulations regarding the registration requirements for stock incentive plans may subject the plan participants or us to fines and other legal or administrative sanctions.

Under the applicable PRC regulations, “domestic individuals” (including both PRC residents and non-PRC residents who reside in the PRC for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) who participate in employee stock plans or stock option plans of an overseas publicly-listed company are required to register with SAFE and complete certain other procedures. If a domestic individual participates in any stock incentive plan of an overseas listed company, a qualified PRC domestic agent, which can be the PRC subsidiaries of such overseas listed company, shall, among other things, file, on behalf of such individual, an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan, and obtain approval for an annual allowance with respect to the foreign exchange conversion in connection with the stock purchase or stock option exercise. Such PRC individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC domestic agent before distribution to such individuals. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—SAFE Regulation on Stock Incentive Plan.” We and our employees who are “domestic individuals” participating in stock incentive plans are subject to these regulations. If we or such employees fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions.

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

•          Fenghuang On-line was incorporated indirectly by Phoenix TV, a Hong Kong-listed company, rather than an SPV as defined under the 2006 M&A Rules; and

•          Fenghuang On-line was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition by our company of the equity interest or assets of any “domestic company” as defined under the 2006 M&A Rules, and no provision in the 2006 M&A Rules classifies the contractual arrangements between Fenghuang On-line and each of the affiliated consolidated entities as a type of acquisition transaction falling under the 2006 M&A Rules.

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

Our PRC legal counsel has advised us that an approval from MOFCOM is not required under 2006 M&A Rules for our contractual arrangements among Fenghuang On-line and each of the affiliated consolidated entities, based on their understanding of the current PRC laws, rules and regulations, given that Fenghuang On-line was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition by our company of the equity interest or assets of any “domestic company” as defined under the 2006 M&A Rules, and no provision in the 2006 M&A Rules classifies the contractual arrangements between Fenghuang On-line and each of the respective affiliated consolidated entities as a type of acquisition transaction falling under the 2006 M&A Rules.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, approval from the SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

Under the EIT Law and implementation regulations issued by the State Council, PRC withholding tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. The implementation regulations of the EIT Law set forth that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered a PRC tax resident enterprise for tax purposes, the dividends we pay to our non-PRC enterprise investors with respect to our ordinary shares or ADSs, or the gain our non-PRC enterprise investors may realize from the transfer of our ordinary shares or ADSs, may be treated as income derived from sources within the PRC and be subject to PRC withholding tax. In addition, it is unclear whether our non-PRC individual investors would be subject to any PRC tax in the event we are deemed a “PRC resident enterprise.” If any PRC tax were to apply to such dividends or gains of non-PRC individual investors, it would generally apply at a tax rate of 20%. Furthermore, it is unclear in these circumstances whether holders of our ordinary shares or ADSs would be able to claim the benefit of income tax treaties entered into between China and other countries or regions. If we are required under the PRC law to withhold PRC income tax on dividends payable to our non-PRC investors, or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

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

Auditors of companies that are registered with the US Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the United States Public Company Accounting Oversight Board, or the PCAOB, and are required by the rules of the PCAOB to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against the Big Four PRC-based accounting firms.

In December 2012, the SEC brought administrative proceedings against the Big Four accounting firms in China, including our independent registered public accounting firm, alleging that these accounting firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit papers and other documents related to certain PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the Administrative Law Judge presiding over the matter reached an initial decision that the firms had each violated the SEC’s rules of practice by failing to produce the audit work papers and related documents directly to the SEC. The initial decision further determined that each of the firms should be censured and barred from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms recently appealed the initial administrative law decision to the SEC. The initial administrative law decision will not become effective until and unless it is endorsed by the SEC. The accounting firms can then further appeal the final decision of the SEC through the federal appellate courts.

While we cannot predict the outcome of the SEC’s review, nor that of any subsequent appeal process, if the Big Four PRC-based accounting firms, including our independent registered public accounting firm, are ultimately temporarily barred from practicing before the SEC, we may not be able to meet the reporting requirements under the Exchange Act following the listing of our ADSs in the U.S., which may ultimately result in our deregistration by the SEC and delisting from NYSE, in which case our market capitalization may decline sharply and the value of your investment in our ADSs may be materially and adversely affected.

Press reports concerning possible increased scrutiny by Chinese authorities of the variable interest entity, or VIE, structure used by us and various other Chinese companies publicly-traded in the United States appear to have created concern among investors and caused the price of our common stock to drop, and such reports may have such an effect in the future.

We operate a VIE structure in which substantially all of our operations in China are conducted by our affiliated consolidated entities, in which we do not own any equity interest, through our contractual arrangements. In the recent past, various prominent Western news outlets reported that the PRC Ministry of Commerce and the China Securities Regulatory Commission, among other Chinese regulatory authorities, may be considering increased scrutiny or enhanced regulation of Chinese companies that use VIE structures as a means of complying with Chinese laws prohibiting or restricting foreign ownership of certain businesses in China, including businesses we are engaged in such as Internet information, content and services, online and mobile advertising, and mobile Internet and other value-added telecommunication services. Some of such news reports have also sought to draw a connection between recent widely reported accounting issues at certain Chinese companies and the use of VIE structures. Such news reports appear to have had the effect of causing significant drops in the market prices of the shares of several Chinese companies, including us, that are publicly-traded in the United States. We believe even if any such Chinese regulatory authorities were to increase scrutiny of VIE structures or adopt regulations specifically governing their use, the possibility is remote that any such scrutiny would have a material adverse impact on us or cause us to change our existing operational structure in any materially adverse way. However, it is possible that there will be such increased scrutiny or enhanced regulation in the future. In addition, while we are not aware of any causal connection between the recently reported accounting scandals and the use of VIE structures, it is possible that investors in our ADSs will believe that such a connection exists. Any of such circumstances could lead to further loss of investor confidence in Chinese companies such as ours and cause fluctuations in the market prices of our common stock and, if such prices were to drop sharply, could subject us to shareholder litigation, which could cause the price for our shares to drop further.

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

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2014, we had 601,340,285 ordinary shares outstanding, including 317,325,360 Class B ordinary shares and 284,014,925 Class A ordinary shares part of which are represented by 34,549,917 ADSs. All ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding are available for sale upon the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. In addition, ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

As a foreign private issuer, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic issuers, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, the executive compensation disclosure requirements to which we are subject under Form 20-F are less rigorous than those required of U.S. issuers under Form 10-K. Furthermore, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation FD, aimed at preventing issuers from making selective disclosures of material information. Although we intend to make quarterly reports available to our shareholders in a timely manner and are required under the Exchange Act to provide current reports on Form 6-K, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

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

Holders of our ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement for the ADSs. Under our second amended and restated memorandum and articles of association, the minimum notice period required to convene a general meeting is 10 days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

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

B.                     Business Overview

We are a leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, we enable consumers to access professional news and other quality information and UGC, on the Internet and through their mobile devices. We also transmit our UGC and in-house produced content to TV viewers primarily through Phoenix TV. Our platform includes our ifeng.com channel, consisting of our ifeng.com website and web-based game platform, our video channel, comprised of our dedicated video vertical, and our mobile channel, including our mobile Internet website, mobile applications and mobile value-added services. The appeal of our brand is enhanced by its affiliation with the “Phoenix” (鳳凰) brand of Phoenix TV.

According to iResearch, our online daily unique visitors increased from 32.7 million in December 2012 to 40.3 million in December 2013, and monthly unique visitors increased from 261.7 million in December 2012 to 275.0 million in December 2013. We have ranked fourth among all portals in China in terms of monthly effective user time spent since October 2011, according to iResearch. According to our internal data, our aggregated mobile daily unique visitors from mobile webite and applications reached 24.2 million in December 2013. We earn revenues from advertising and paid services, which accounted for 60.6% and 39.4% of our total revenues, respectively, in 2013.

Our net advertising revenues collectively accounted for 49.0%, 54.9% and 60.6% of our total revenues in 2011, 2012 and 2013, respectively. We provide advertising services through our ifeng.com and video channels primarily, as well as through our mobile channel. We recognize revenues from our advertising services on a net basis, deducting the agency service fees we pay to advertising agencies. Our number of advertisers reached 558, 522 and 569 as of December 31, 2011, 2012 and 2013, respectively. Driven primarily by increases in average revenue per advertiser, or ARPA, our net advertising revenues increased from RMB465.8 million in 2011 to RMB610.2 million in 2012, and to RMB863.7 million (US$142.7 million) in 2013.

We offer a wide variety of paid services through both of our mobile and ifeng.com channels. Before 2013, we classfied our paid services into (i) mobile Internet value-added services, or MIVAS, which included our digital reading services, mobile and web-based game service and wireless value-added services, or WVAS, such as messaging-based services (SMS and MMS), as well as Internet value-added services; and (ii) video value-added services, or video VAS, which consisted of our online video paid services, our mobile video paid services and video content sales. In 2013, we adjusted our paid service classification from MIVAS and video VAS into (i) mobile value-added services, or MVAS, which includes wireless value-added services, or WVAS, mobile video, mobile digital reading, and mobile games through telecom operators’ platforms, and (ii) games and others, which includes web-based games, content sales, and other online and mobile paid services through our own platforms. We believe the adjustment helps investors better understand the composition of our paid services revenues, expecially the breakdown and trend between revenues gererated through telecom operator’s platforms and revenues generated through our own platforms. We derived 83.4% and 16.6% of our paid service revenues, respectively, from our MVAS and games and others in 2013. We generate the majority of our paid service revenues from our MVAS services by providing content to mobile device users and collecting revenue shares from the relevant mobile operator. We also earn paid service revenues in the form of fixed fees from China Mobile, for digital reading services. These offerings have driven the growth of our paid service revenues from RMB484.8 million in 2011 to RMB500.8 million in 2012, and to RMB560.7 million (US$92.6 million) in 2013.

Our Relationship with Phoenix TV

We are a subsidiary of Phoenix TV, a leading Hong Kong-based satellite TV network broadcasting Chinese language content globally and into China. Phoenix TV indirectly owned 52.8% of our ordinary shares and 59.2% of the voting power of our ordinary shares as of March 31, 2014. Fenghuang On-line and Phoenix TV entered into a cooperation agreement, or the Phoenix TV Cooperation Agreement, on November 24, 2009, which will expire on March 16, 2016. Under this agreement, Fenghuang On-line and Phoenix TV agreed to certain cooperative arrangements in the areas of content, branding promotion and technology, and Phoenix TV agreed to procure, and procured, its subsidiaries, Phoenix Satellite Television Company Limited and Phoenix Satellite Television Trademark Limited, to enter into the Content License Agreements and Trademark License Agreements, respectively, with each of our affiliated consolidated entities on November 24, 2009.

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

On February 17, 2014, our chief executive officer Mr. Shuang Liu, was also promoted to the position of chief operating officer of Phoenix TV. The key initiative for his new position at Phoenix TV is to accelerate the convergence of TV, Internet and mobile platforms of the two companies.  In his new role, Mr. Liu is tasked with strategizing, overseeing and allocating resources to implement this convergence strategy.  Through this appointment, both companies can more seamlessly expand user reach on each of its media platforms, provide advertisers a one-stop shop solution, more effectively monetize the Phoenix brand across all verticals, and achieve greater cost synergies.

For more information about the terms of each of the Phoenix TV Cooperation Agreement, the Content License Agreements and the Trademark License Agreements, see “—C. Organizational Structure—Our Relationship with Phoenix TV.” For more information about the risks associated with our relationship with Phoenix TV, see “Item 3 Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may not be able to receive the same level of support from Phoenix TV in the future. We could lose our exclusive license to Phoenix TV’s content, which would have a material adverse effect on our paid services, and would also negatively affect our video advertising business. Together these impacts could have a material adverse effect on our business and results of operations” and “Item 3 Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—“We may have conflicts of interests with Phoenix TV and, because of Phoenix TV’s controlling interest in our company, may not be able to resolve such conflicts on terms favorable to us.”

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

Third-Party Professional Content. We have entered into content licensing agreements with approximately 1,030 professional content providers in aggregate. We obtain our print content from major Chinese print media and news wires and selected international sources. Our Chinese content sources include companies such as China News Service, 21st Century News Group, Xinhua News Agency and the People’s Daily, as well as China’s top ten image providers. Our international sources include Reuters, The Associated Press and Agence France Presse, among others. The video content we source from third parties is primarily comprised of news and documentaries, which cater to our users’ preferences. We obtain our third-party video content from major Chinese television broadcasters, such as CCTV, Zhejiang Satellite TV, and Beijing Satellite TV. The content that we source from professional third parties comprises the majority of the content on our website.

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

UGC. UGC adds an important interactive component to the content we deliver. We generate text UGC through our discussion forum, blog, micro-blog, comment-posting and user survey services. We feed UGC from our discussion forums, surveys, micro-blogs and comment postings to Phoenix TV on a number of its regular TV programs. We also maintain a “Paike” (similar to CNN’s “iReporter”) team, with more than 2,000 nation-wide paike contributors, which offers us exclusive first-hand, semi-professional video news content.

Content Editing and Production

Content editing and production are critical components of our content production process. We had a team of 553 editors as of December 31, 2013 organized generally by interest-based vertical. We believe that we possess a strong ability to select and distill compelling news stories and frame issues for our users in a distinctive way. Beyond distributing a large amount of news and information in a timely fashion, we provide independent social commentary and analyses. We edit our videos, primarily consisting of news, documentaries and interviews, into short clips. We organize our content by interest-based vertical and segment it further by featured topic. We actively combine text, image and video content and integrate interactive UGC, aimed at producing an engaging user experience.

Content Monitoring

We implement monitoring procedures to remove inappropriate or illegal content, including UGC from our discussion forum, blog, micro-blog, comments postings and user survey services. Our content screening team consists of 50 part-time and full-time editors who are responsible for monitoring and preventing the public release of inappropriate illegal content. Text and images are screened by our content screening team, which reviews the content on a 24-hour, 3-shift basis and employs monitoring procedures, including (i) technology screening, where a text filtering system screens content based on pre-set key words and identifies suspected information; and (ii) manual review, where the content that passes the technology screening is reviewed by the content screening team and the flagged content identified by our technology is reviewed and confirmed before it can be released. For technology screening, we use an in-house developed identification system which enables us to filter UGC in order to comply with PRC regulatory requirements regarding Internet content.

Our Channels

We provide our content and services through three major channels, including our ifeng.com channel, our video channel and our mobile channel, and also transmit our content to TV viewers, primarily through Phoenix TV. Together, these channels form a single converged platform providing integrated text, image and video content, and employing a variety of interactive formats to create a rich, personalized and hands-on experience for our users. We derive advertising revenues through our ifeng.com channel, video channel and our mobile channel. We generate paid service revenues primarily through our ifeng.com channel and mobile channel.

Our ifeng.com Channel

Our ifeng.com channel consists of our website at ifeng.com, which comprises our interest-based verticals, interactive services and web-based game platform.

Interest-based Verticals. We currently provide over 40 interest-based verticals, each of which features integrated text, image and video content and embedded interactive services, such as user surveys and comment postings. Since ifeng.com is but one of  multiple access points to our converged platform, our users can also access a significant portion of our interest-based verticals’ content through our mobile channel, including mobile Internet website, mobile applications and mobile value-added services, and can view in-house produced content and UGC created on these verticals on Phoenix TV’s regular programs. Our most popular verticals include:

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

•          Online Literature. Our online literature vertical is mainly comprised of digital books. Revenues generated from online literature subscription and pay-per-view services are recorded in games and others under paid services revenues.

Interactive Services. Our interactive services aim at turning our website into an active venue for social networking and community interaction. These services allow our users to interact with the content we provide, opening up avenues for lively exchange of information. Our micro-blog and comment posting services are available on both our Internet and mobile channels. Also through our converged platform, we feed a substantial amount of UGC to prime-time programs of Phoenix TV on a daily basis. By furnishing an engaging user experience across Internet, mobile and TV channels, we believe that community-based interactive services increase user loyalty and stickiness. We currently offer the following interactive services:

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

Web-based Game Platform. We operate third-party developed web-based games on our game platform, play.ifeng.com. Web-based games are games that can be played directly from the user’s Internet browser without downloading additional software. Currently our game platform only offers web-based games licensed from third parties. Our game portfolio includes role-playing, strategy and casual games. As of December 31, 2013, we offered a total of 106 licensed web-based games on our platform. We collect payments from game players through the sale of in-game virtual currencies and remit certain agreed-upon percentages of the proceeds to the game developers. The in-game virtual currencies are used by game players to purchase virtual items in the games. We record revenue from selling in-game virtual currencies net of remittances to game developers and deferred until the estimated consumption date of the virtual items, which is typically within a short period of time after purchase of the in-game virtual currency. Revenues generated from web-based games are recorded in games and others under paid services revenues.

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

Our Video Channel

Our video channel is comprised of our (i) dedicated online video vertical at v.ifeng.com, and (ii) video content sales business.

Our v.ifeng.com Vertical

Our v.ifeng.com vertical offers four categories of video products and services, namely (i) free online video on demand, or VOD, (ii) live Phoenix TV broadcasts, (iii) subscription online video service and (iv) pay-per-view online video service. We organize and present video content, supplemented by text, images, user surveys and comment postings on our v.ifeng.com vertical to create a value-added user experience that we believe is richer than that of watching traditional TV. According to iResearch, our v.ifeng.com site received 63.6 million average daily page views in December 2013 and the number of average daily unique visitors to our v.ifeng.com site increased from 13.1 million in December 2012 to 13.8 million in December 2013. According to the company’s data, our v.ifeng.com site received 77.1 million average daily video views in December 2013.

Free Online VOD. Our free online VOD typically consist of short clips of up to five minutes of news programs, interviews, documentaries and other programs. Our VOD content is easily searchable on our website and is organized into 15 verticals of v.ifeng.com for easy browsing, including news, military affairs, documentaries, history, entertainment, movies and TV, style, vblog, open course, Phoenix TV, live broadcast, original, VIP channel, and games.

Live Phoenix TV Broadcasts. We offer live streams of Phoenix TV’s flagship channels, such as the Phoenix Chinese Channel and the Phoenix InfoNews Channel. These broadcasts provide our users with exclusive online access to up-to-the-minute, quality news and other programs from Phoenix TV. These live broadcasts on our v.ifeng.com vertical provide a convenient alternative means for viewing these popular Phoenix TV programs through an Internet-enabled device.

Online Video Subscription and Pay-Per-View Services. Our online video subscription service enables users to watch advertisement-free premium content, such as feature-length documentaries and exclusive online Phoenix TV programming. Our online video pay-per-view service enables users to watch advertisement-free premium videos by purchasing access to particular videos on vip.v.ifeng.com. Like our online subscription videos, our pay-per-view videos also include generally longer videos of up to 20 minutes in length. Revenues generated from online video subscription and pay-per-view services are recorded in games and others under paid services revenues.

Video Content Sales

We sublicense video content that we obtain from Phoenix TV to third parties, including third party websites or other Internet or mobile media companies, for various terms as specified in our agreements with these parties. Revenues generated from video content sales are recorded in games and others under paid services revenues.

Our Mobile Channel

Our mobile channel consists of our mobile Internet website 3g.ifeng.com, mobile applications and MVAS. MVAS include mobile video services, mobile digital reading services, mobile game services and WVAS. Users can access our mobile content and MVAS directly from their mobile phones: (i) on our mobile Internet website, 3g.ifeng.com, (ii) by downloading our applications or by opening a pre-installed application on their mobile devices, or (iii) from a mobile operator’s platforms.

We provide and market our MVAS through cooperation with mobile operators as well as various mobile device manufacturers, Internet sites, technology and media companies. Our MVAS are tailored to the technical requirements and billing systems of mobile operators, through whom we deliver all of such MVAS paid services. These operators specially recommend certain of our MVAS to their subscribers and have featured our brand in their promotions.

Mobile Internet Website 3g.ifeng.com

Our 3g.ifeng.com website is a modified version of our ifeng.com site reformatted for use on mobile devices and tailored to the preferences of our mobile users. As part of our converged platform, 3g.ifeng.com allows our users to access quality ifeng.com and v.ifeng.com content while they are on-the-go. According to our internal data, our 3g.ifeng.com mobile Internet site received 410.1 million average daily page views in December 2013. Similar to ifeng.com, our 3g.ifeng.com features an array of interest-based and interactive verticals, as well as a mobile video site for watching free mobile VOD.

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

•          ifeng Book, which provides digital format books licensed from third-party publishers.

As of December 31, 2013, two of our most popular news applications, ifeng News and ifeng Video had been activated over 59 million times in total.

MVAS

As part of our converged platform, MVAS provide a convenient means for our users to access our quality content through the telecom operators’ platforms, while they are on-the-go. Our MVAS consist mainly of the following product lines:

Mobile Video Services.  We offer video content through the mobile video platforms of all three of the telecom operators. Users pay a monthly subscription fee for access to our video channel on the telecom operators’ platforms or pay on a per-clip pay-per-view basis, and we share the fees charged for such services with the telecom operators.

Mobile Digital Reading Services.

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

•          Digital Books Service. We currently offer books and other publication content to customers of telecom operators through their digital reading platform.

Mobile Games Services. We currently offer approximately 158 mobile games through China Mobile’s, China Unicom’s and China Telecom’s gaming platforms, which allow users to download our programs using GPRS and 3G technologies.

WVAS. We also provide wireless value-added services, or WVAS, as part of our MVAS offerings through various 2G, 2.5G and 3G standard technology platforms. We offer the following WVAS:

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

Our Sources of Revenues

Advertising Services

We provide advertising services primarily through our ifeng.com and video channels, our mobile Internet webstie 3g.ifeng.com and our mobile applications in our mobile channel. Our advertising team consists of direct sales, agency sales, customer support, advertising design and production, resource management, advertising strategy and sales promotion and other functions.

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

We have a diverse advertising client base, including both Chinese and international brand advertisers. Our number of advertisers reached 558, 522 and 569 as of December 31, 2011, 2012 and 2013, respectively. Our top ten advertisers accounted for 22% of our total advertising revenues in 2013. Our advertisers generally are in the automobile, food & beverages, e-commerce, financial services, medical services, IT products, cosmetic products, luxury brands, airline, health care, education and communication services industries.

Paid Services

The following table sets forth our paid service offerings on telecom operators’ platforms and our own platforms and the percentage contribution of our various paid services to our paid service revenues and our total revenues in 2013.

Paid Service Offerings(1)	% of Paid Service Revenues	% of Total Revenues
MVAS	83.4	32.9
Wireless value-added services, or WVAS, mobile video, mobile digital reading, and mobile games through telecom operators’ platforms
Games and others	16.6	6.5
Web-based games, content sales, and other online and mobile paid services through our own platforms

(1)                  With respect to our paid services: (i) Tianying Jiuzhou conducts MVAS and games and others, and (ii) Yifeng Lianhe conducts MVAS.

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

Product Development

In 2013, we continued to improve our advertising solution products as well as focus on improving our convergence model across PC, mobile and TV in order to provide our users easier access to our premium content through any device. In particular, we continued to introduce and improve our mobile applications and strengthened commercial products in certain of our verticals. For example, we launched database products under our fashion and finance verticals. We also revamped the home pages for our video vertical in 2013. In 2011, 2012 and 2013, our total technology and product development expenses, including related share-based compensation were RMB69.0 million, RMB91.3 million and RMB108.7 million (US$18.0 million), respectively.

Infrastructure and Technology

Our technology platform has been designed for reliability, speed, scalability and flexibility and is administered by our in-house technology department. We have access to a network of approximately 2,000 self-owned and leased servers across China mainland, Hong Kong and North America with power supply and power generator backup. We have developed our server operations based on Linux and other open source softwares, which has allowed us to lower software related investment and enhance our network reliability.

Content Management Technology. We have internally developed a leading new media content management system, which fully integrates our ifeng.com, video and mobile channels. The strength of our content management system is evidenced by our cooperation with Dayang Development Technology, Inc. China’s largest manufacturer of TV broadcasting technology, which we entered into in August 2010 to sell new media content management solutions for provincial and local TV stations in China.We are currently developing a new consolidated system, CMPP (Content Management Programmable Platform), for content management and delivery, which focuses on HTML5 and mobile apps.

Bandwidth Saving Technology. Our CDN allows us to provide ample bandwidth to our users, thereby enhancing their user experience. Our CDN infrastructure seamlessly integrates our self-developed CDN and commercial CDNs, which allows us to ensure bandwidth for users located in remote areas on an efficient and cost-effective basis. We have established approximately 30 CDN nodes across with telecommunication operators. We developed and deployed hybrid CDN-P2P for streaming and on-demand video to improve cost-effectiveness.

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

Cloud Computing. Our technology department began researching the use of a cloud computing system three years ago to modify our network and system infrastructure and lower our content delivery and system maintenance costs. We have built a distributed file system, which provides file access services to our content management system, and is anticipated to become a streaming media service and core storage system for each of our CDN nodes. We have commenced our distributed computing platform project, which provide large-scale computer capacity support for our raw access log and transcoding computing-intensive applications. We have also deployed an open source virtualization cluster to integrate multiple small applications, which significantly reduced our IT costs.

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

While we believe that our integrated platform business model and targeted user base is unique, on the whole, from other companies in China, we compete with other content and service providers in each of our individual channels for user traffic, advertising revenue and fee-based services. In online content and service provision, we compete primarily with NetEase, Inc., Sina Corporation, Sohu.com Inc. and Tencent Technology Limited (QQ.com). In video, we compete with a number of online video companies, including Youku Tudou Inc., iqiyi.com, Sohu video, QQ video, PPlive.com, PPS.com and China Network Television, or CNTV. In mobile Internet, we primarily compete against NetEase, Inc., Sina Corporation, Sohu.com Inc., Tencent Technology Limited (QQ.com), and Kong Zhong Corporation. For overseas Chinese users, we compete with Wenxuecity.com and Duowei News in the United States and Yahoo!Qimo in Taiwan.

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

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. We also enter into confidentiality, non-compete and invention assignment agreements with our employees and consultants and nondisclosure agreements with selected third parties. We had 61 PRC software registrations and owned 22 domain names, including ifeng.com, as of March 31, 2014.

We have also designed proprietary logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2014, Tianying Jiuzhou owned 97 PRC registered trademarks, six of which were transferred from Phoenix Satellite Trademark Limited, and Yifeng Lianhe owned 17 PRC registered trademarks. In addition, Tianying Jiuzhou had submitted eight registration applications relating to five logo designs, and Yifeng Lianhe had submitted three registration applications relating to two logo designs, to the PRC Trademark Office. Both of our affiliated consolidated entities continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited. Therefore we are currently not in compliance with a notice of the MIIT which requires ICP License-holders to own the trademarks used in their value-added telecommunications businesses. For information about the risks related to our use of licensed trademarks and our plans to remedy such risks, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our Affiliated Consolidated Entities and their respective shareholders do not own the trademarks used in their value-added telecommunications services, which may subject them to revocation of their licenses or other penalties or sanctions.”

Employees

We had approximately 1,285, 1,478 and 1,666 employees as of December 31, 2011, 2012 and 2013, respectively. Our number of employees has grown significantly to accommodate the growth of our business. The table below sets forth the number of employees categorized by function as of December 31, 2013:

Function	Number of Employees
Management and administration	147
Content development	553
Mobile products and services	186
Technology and product development	290
Sales and marketing	490
Total	1,666

As of December 31, 2013, we had 1,473, 58 and 65 employees located in Beijing, Shanghai and Guangzhou, respectively, and 70 employees located in other locations in China. Currently we do not have any employees located outside of China.

Since our inception, we have not experienced any strikes or other disruptions of employment. We believe our relationships with our employees are good.

The remuneration package of our employees includes salary, bonus, share-based compensation and other cash benefits. In accordance with applicable regulations in China, we participate in a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a personal injury insurance plan, maternity insurance and a housing reserve fund for the benefit of all of our employees.

Legal and Administrative Proceedings

We are currently not a party to any material legal or administrative proceedings and are not aware of any pending or threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. From January 1, 2013 to March 31, 2014, we have been subject to 77 cases in the PRC, 62 of which have been concluded. The aggregate amount of damages awards and settlements paid by us was RMB1.4 million.

In February, 2014, we received a statement of claim for damages of RMB7.6 million in a contractual dispute. The case has not yet commenced, and at this stage, the final outcome of this matter is uncertain.

Facilities

Our executive office is located at Sinolight Plaza, Floor 16, No. 4 Qiyang Road, Wangjing, Chaoyang District, Beijing 100102, People’s Republic of China. We maintain a number of offices in Beijing, Shanghai and Guangzhou under leases with terms ranging from one to five years.

The following table describes each of our major offices as of December 31, 2013:

Location	Space (in square meters)	Usage of Property	Expiration Dates
Beijing	14,999	Office	June 30, 2017
Beijing	2,410	Office	October 14, 2016
Guangzhou	552	Office	October 14, 2014
Shanghai	500	Office	May 31, 2014
Shenzhen	100	Office	June 7, 2014

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

Administrative Measures on Internet Information Services (2011, revised), or the Internet Measures. According to the Internet Measures, a commercial ICP service operator must obtain an ICP License from MIIT or its provincial level counterparts before engaging in any commercial ICP service in PRC. When the ICP service involves areas of news, publication, education, medicine, health, pharmaceuticals, medical equipment and other industry and, if required by relevant laws and regulations, prior approval from the respective regulatory authorities must be obtained prior to applying for the ICP License. Moreover, an ICP service operator must display its ICP License number in a conspicuous location on its website.

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

We have also designed proprietary logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2014, Tianying Jiuzhou owned 97 PRC registered trademarks, six of which were transferred to it from Phoenix Satellite Trademark Limited, and Yifeng Lianhe owned 17 PRC registered trademarks. In addition, Tianying Jiuzhou had submitted eight registration applications relating to five logo designs, and Yifeng Lianhe had submitted three registration applications relating to two logo designs, to the PRC Trademark Office. Both of our affiliated consolidated entities continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited. Therefore we are currently not in compliance with the MIIT 2006 Notice.

All “ifeng” related trademarks used by the Company have been transferred to our affiliated consolidated entities. In addition, we will continue to examine the possibility of the transferring to our affiliated consolidated entities all or part of the ownership of additional licensed logos currently used by them in a manner that would meet the requirements of PRC trademark regulations in due course in the future. For information about the risks related to our use of licensed trademarks, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our affiliated consolidated entities and their respective shareholders do not own the trademarks used in their value-added telecommunications services, which may subject them to revocation of their licenses or other penalties or sanctions.”

Measures for the Administration of Commercial Website Filings for Record  (2004). Under these measures, commercial websites operated by ICP service operators registered in Beijing must: (i) file with the Beijing Administration of Industry and Commerce and obtain electronic registration marks, and (ii) place the registration marks on their websites’ homepages.

In order to comply with these PRC laws and regulations, we operate our commercial website through Tianying Jiuzhou, one of our PRC affiliated consolidated entities. Tianying Jiuzhou holds an ICP License and owns the material domain names for our value-added telecommunications business. In addition, Tianying Jiuzhou completed the necessary filing with the relevant Administration of Industry and Commerce to obtain the electronic registration mark for our website and has placed the registration mark on the website homepage. Tianying Jiuzhou has completed all necessary registrations and approvals for its use of such material domain names.

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

Several Measures on the Administration of the Development of Micro-blog in Beijing (2011). On December 16, 2011, the Beijing Municipal News Office, together with the Beijing Municipal Public Security Bureau, the Beijing Municipal Communications Administration and the Beijing Municipal Internet Information Office, jointly issued the Several Measures on the Administration of the Development of Micro-blog in Beijing, or the Micro-blog Measures, which took effect on the same date. The Micro-blog Measures stipulate that all micro-blogs operators in Beijing must require their users to register with their real names and that all micro-blog operators must complete procedures required by the Internet information content regulatory authority of Beijing for the operation of micro-blog services within three months after the effective date of the Micro-blog Measures. In order to comply with the Micro-blog Measures, we have added clauses into the agreements between the users of our micro-blog service and us requesting our micro-blog users to register using their real names. However, we currently do not know how our micro-blog business will be affected by the application of the Micro-blog Measures. See “Item 3: Key Information—D. Risk Factors—Risks Relating to Our Business—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet businesses and companies, including limitations on our ability to own key assets, such as our website.”

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

Tianying Jiuzhou is currently operating our online games business. Tianying Jiuzhou also provides Internet music products on our website. As of the date of this annual report, Tianying Jiuzhou has been granted the Online Culture Operating Permit with a permitted scope including the operation of online music, art and entertainment products, online game products (including virtual currencies for online games), art products, play performance, animation products and organization of exhibition or race of the online cultural products. Tianying Jiuzhou has also obtained an Internet Publication License from GAPPRFT with respect to books and periodicals published on the Internet, including the mobile Internet, and online and mobile games. Yifeng Lianhe, which generates a small amount of our online game service revenues, is in the process of applying for an Internet Publication License. For more information regarding regulatory risks of our online games business, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain or maintain all applicable permits and approvals, or fail to comply with PRC regulations, relating to online games, our ability to conduct our online game business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions.”

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

In order to comply with these laws and regulations, we submitted an application to SCIO for the Internet news license. However, we have not been granted such license as of the date of this annual report and cannot assure you that we may be able to obtain one. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services that provide political news or to cease the Internet access services provided by third parties to us.” In 2013, 66.6% of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties.

Regulation of Publication Operation

On March 25, 2011, GAPP and MOFCOM jointly issued the Administrative Measures for the Publication Market, pursuant to which any entity or individual engaging in the wholesale or retail of books, newspaper, magazines, electronic publications and audio and video products must obtain an approval from the relevant press and publication administrative authority and receive a Publication Operation Permit. An enterprise that has obtained a Publication Operation Permit is not required to obtain any special permission if it utilizes the internet and other information networks to sell such publications, but must file with the relevant press and publication administrative authority within 15 days following its commencement of operations on the internet. Foreign investors may engage in the distribution of audio and video products in China only in the form of contractual joint ventures between foreign and Chinese investors. Due to these measures, we engage in retail of books, newspaper, magazines, electronic publications and audio and video products through Tianying Jiuzhou and wholesale and retail of books, newspaper, magazines and electronic publications through Yifeng Lianhe. Each of Tianying Jiuzhou and Yifeng Lianhe has obtained a Publication Operation Permit.

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

Each of Tianying Jiuzhou and Yifeng Lianhe has been granted the code numbers to be used in a trans-provincial range and has completed the filing in all of the provinces in the PRC.See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to fully comply with PRC regulations regarding value-added telecommunications services may subject us to fines and other legal or administrative sanctions.”

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

Regulation of Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits the infringement of such rights. In recent years, PRC government authorities have passed regulations on Internet use to protect personal information from unauthorized disclosure. The Internet Measures prohibit an ICP service operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Pursuant to the BBS Measures, ICP service operators that provide electronic messaging services must keep users’ personal information confidential and must not disclose such personal information to any third party without the users’ consent, unless required by law. The regulations further authorize the relevant telecommunications authorities to order ICP service operators to rectify unauthorized disclosures. ICP service operators are subject to legal liability if unauthorized disclosure results in damages or losses to users. The PRC government, however, has the power and authority to order ICP service operators to turn over personal information if an Internet user posts any prohibited content or engages in illegal activities on the Internet. Pursuant to the Information Protection Decision issued by the Standing Committee of the National People’s Congress of the PRC and the Order for the Protection of Telecommunication and Internet User Personal Information issued by MIIT on July 16, 2013, or the Order, any collection and use of user personal information shall be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scope. The Information Protection Decision and the Order further states that Internet service providers and other enterprises and institutions must keep users’ personal information that is gathered in the course of their business activities confidential and are further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties.  Any violations of the Information Protection Decision or the Order may subject such companies to penalties such as warnings, fines, confiscation of its unlawful income, revocation of licenses, cancellation of filings, shutdown of their websites or even criminal liabilities.

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

Regulation of Internet Copyrights

In order to address copyright issues relating to the Internet, in December 2012, the PRC Supreme People’s Court adopted the Provisions on Certain Issues Concerning the Applicable Laws in the Trial of Civil Cases Involving Disputes over Infringement of the Right of Dissemination through Information Networks, or the Provisions, which provides that the courts will require ICP service providers to remove not only links or content that have been specifically mentioned in the notices of infringement from right holders, but also links or content they “should have known” to contain infringing content. The Provisions further provide that where an ICP service provider has directly obtained economic benefits from any content made available by an internet user, it has a higher duty of care with respect to internet users’ infringement of third-party copyrights.According to the Copyright Law, an infringer may be subject to various consequences, which include stopping the infringement, eliminating the damages, apologizing to the copyright owners and compensating the loss of copyright owners. The Copyright Law further provides that the infringer shall compensate the actual loss suffered by the copyright owner. If the actual loss of the copyright owner is difficult to determine, the illegal income received by the infringer as a result of the infringement shall be deemed as the actual loss or if such illegal income is difficult to be determine, the court may decide the amount of the actual loss up to RMB500,000.

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

Regulation of Foreign Exchange Control and Administration

Under the Foreign Exchange Administration Rules, Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. As for capital account items, such as direct investments, loans, security investments and the repatriation of investment returns, however, the conversion of foreign currency is still subject to the approval of, or registration with, SAFE or its competent local branches. SAFE approval is not necessary for the conversion of Renminbi for foreign currency payments for current account items except as otherwise explicitly provided by laws and regulations. Under the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, enterprises may only buy, sell or remit foreign currencies at banks that are authorized to conduct foreign exchange business after the enterprise provides valid commercial documents and relevant supporting documents and, in the case of certain capital account transactions, after obtaining approval from SAFE or its competent local branches. If we provide loans to any of our PRC subsidiaries, the total amount of such loans may not exceed the difference between its total investment as approved by the foreign investment authorities and its registered capital at the time of the provision of such loans. Such loans need to be registered with the SAFE, which usually takes no more than 20 working days to complete. The cost of completing such registration is minimal. Capital investments by enterprises outside of the PRC are subject to further limitations, which include approvals by MOFCOM, SAFE and the National Development and Reform Commission, or their respective competent local branches.

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

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or Circular 59, which became effective on December 17, 2012. Circular 59 substantially amends and simplifies the current foreign exchange procedure. The major developments under Circular 59 are that the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, no longer requires the approval of SAFE. Furthermore, multiple capital accounts for the same entity may be opened in different provinces, which was not possible before the issuance of Circular 59. The reinvestment of lawful incomes, such as profit and proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment, by foreign investors in the PRC and the purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer requires SAFE approval.

On May 10, 2013, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration. Institutions and individuals shall register with SAFE and/or its branches for their direct investment in the PRC. Banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

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

We understand that the aforesaid registration requirement under SAFE Circular No. 75 and the relevant implementing rules do not apply to our PRC subsidiaries or our PRC resident beneficial owners due to the following reasons: (i) our company was incorporated and controlled by Phoenix TV, a Hong Kong listed company, rather than any PRC residents defined under SAFE Circular No. 75, (ii) none of the former or current shareholders of our PRC affiliated consolidated entities established or acquired interest in our company by injecting the assets of, or equity interest in, our affiliated consolidated entities, and (iii) before the public listing of our ADSs all of our PRC resident beneficial owners obtained interest in our company through exercise of options granted to them under our share incentive plan. However, we cannot assure you that SAFE or its local branch would hold the same opinion with us and the relevant government authorities have broad discretion in interpreting these rules and regulations. See “Item 3. Key Information—D. Risk Factors—Risk Relating to Doing Business in China—If the PRC government finds that our PRC beneficial owners are subject to SAFE registration requirement under SAFE Circular No. 75 and the relevant implementing rules and our PRC beneficial owners fail to comply with such registration requirements, it may subject these PRC beneficial owners to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise materially and adversely affect us.”

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

C.                                    Organizational Structure

Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our subsidiaries, affiliated consolidated entities and their subsidiaries which are significant subsidiaries as defined in rule 1-02(w) of Regulation S-X:

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

We do not have any equity interests in Tianying Jiuzhou or its subsidiaries or Yifeng Lianhe. However, as a result of these contractual arrangements, we are the primary beneficiary of each of Tiangying Jiuzhou and Yifeng Lianhe and account for them as our affiliated consolidated entities under U.S. GAAP. Outstanding equity interests in Tiangying Jiuzhou and Yifeng Lianhe are held by Haiyan Qiao and Ximin Gao, and Yinxia Liu and Yansheng He, respectively. Mssrs. Qiao, Gao and He are all current employees of our company and have each been employed by us for approximately ten years. Ms. Liu is an employee of Zhongcheng Letian Property Development Company, a company founded by the chairman of Phoenix TV, Mr. Changle Liu. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of the affiliated consolidated entities may have potential conflicts of interest with us.”

We have consolidated the financial results of each of Tianying Jiuzhou and its subsidiaries and Yifeng Lianhe in our consolidated financial statements in accordance with U.S. GAAP. In 2013, Tianying Jiuzhou and its subsidiaries accounted for 94.4% of our total revenues, and Yifeng Lianhe accounted for 5.2% of our total revenues.

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

Agreements that Transfer Economic Benefits to Us

Exclusive Technical Licensing and Service Agreements. Under the exclusive technical licensing and service agreements between Fenghuang On-line and each of the respective affiliated consolidated entities, or the technical service agreements, Fenghuang On-line has the exclusive right to provide designated technical and consulting services to the affiliated consolidated entities, including developing and upgrading various software, developing system technology, maintaining operational hardware and providing various training and consulting services, among other services. Third parties may only be engaged to provide the designated services to the affiliated consolidated entities under limited circumstances that are within the control of Fenghuang On-line.

Pursuant to the technical service agreements, the affiliated consolidated entities have each agreed to pay to Fenghuang On-line an amount equal to a certain percentage of their respective annual revenues, plus a special service fee for certain services rendered by Fenghuang On-line at the request of the relevant affiliated consolidated entity. However, the technical service agreements also provide that notwithstanding such agreement as to payment, the actual amount of the service fee may be adjusted upon mutual agreement of the parties. Historically, the affiliated consolidated entities have deducted relevant costs and expenses from the amount that is subject to the service fee payment. In 2011, 2012 and 2013, the affiliated consolidated entities transferred technical service fees of RMB192.6 million, RMB186.0 million and RMB380.9 million (US$62.9 million), respectively, to Fenghuang On-line and its subsidiary.

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

The term of each equity option agreement will expire when all of the equity interests in the relevant affiliated consolidated entities have been duly transferred to Fenghuang On-line or its designated representative. In addition, the equity option agreements provide that neither of the affiliated consolidated entities nor their shareholders may terminate such agreements under any circumstances or on any ground.

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

Our Relationship with Phoenix TV

We are currently a subsidiary of Phoenix TV, the leading Hong Kong-based satellite TV network broadcasting Chinese language content globally and into China. Phoenix TV owned 52.8% of our outstanding ordinary shares and 59.2% of the voting power of our ordinary shares as of March 31, 2014. Phoenix TV first reported its new media business as one of its business segments in its annual report submitted to the Hong Kong Stock Exchange for the year ended December 31, 2007. Fenghuang On-line entered into a cooperation agreement with Phoenix TV, or the Phoenix TV Cooperation Agreement on November 24, 2009. Under this agreement Fenghuang On-line and Phoenix TV agreed to certain cooperative arrangements in the areas of content, branding, promotion and technology and Phoenix TV agreed to procure and procured its subsidiaries, Phoenix Satellite Television Company Limited and Phoenix Satellite Television Trademark Limited, to enter into the Content License Agreements and Trademark Licenses Agreements, respectively, with each of our affiliated consolidated entities on November 24, 2009.

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

On February 17, 2014, our chief executive officer Mr. Shuang Liu, was also promoted to the position of chief operating cfficer of Phoenix TV. The key initiative for his new position at Phoenix TV is to accelerate the convergence of TV, Internet and mobile platforms of the two companies.  In his new role, Mr. Liu is tasked with strategizing, overseeing and allocating resources to implement this convergence strategy.  Through this appointment, both companies can more seamlessly expand user reach on each of its media platforms, provide advertisers a one-stop shop solution, more effectively monetize the Phoenix brand across all verticals, and achieve greater cost synergies.

Pursuant to the Content License Agreements, Phoenix TV has also granted each of our affiliated consolidated entities an exclusive license to use its content on our Internet and mobile channels in China. These exclusive content licenses help to distinguish our content offerings from those of other Internet and new media companies in China and make a material contribution to our business, in particular, to our paid services, and, indirectly, to our video advertising business.

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

Overview

We are a leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, we enable consumers to access professional news and other quality information and UGC, on the Internet and through their mobile devices. We also transmit our UGC and in-house produced content to TV viewers primarily through Phoenix TV. Our platform includes our ifeng.com channel, consisting of our ifeng.com website and web-based game platform, our video channel, comprised of our dedicated video vertical, and our mobile channel, including our mobile Internet website, mobile applications and mobile value-added services. The appeal of our brand is enhanced by our affiliation with the “Phoenix” (鳳凰) brand of Phoenix TV.

According to iResearch, our online daily unique visitors increased from 32.7 million in December 2012 to 40.3 million in December 2013, and monthly unique visitors increased from 261.7 million in December 2012 to 275.0 million in December 2013. We have ranked fourth among all portals in China in terms of monthly effective user time spent since October 2011, according to iResearch. According to our internal data, our aggregated mobile daily unique visitors from mobile webite and applications reached 24.2 million in December 2013. We earn revenues from advertising and paid services, which accounted for 60.6% and 39.4% of our total revenues, respectively, in 2013.

Our net advertising revenues collectively accounted for 49.0%, 54.9% and 60.6% of our total revenues in 2011, 2012 and 2013, respectively. We provide advertising services through our ifeng.com and video channels primarily, as well as through our mobile channel. We recognize revenues from our advertising services on a net basis, deducting the agency service fees we pay to advertising agencies. Our number of advertisers reached 558, 522 and 569 as of December 31, 2011, 2012 and 2013, respectively. Driven primarily by increases in average revenue per advertiser, or ARPA, our net advertising revenues increased from RMB465.8 million in 2011 to RMB610.2 million in 2012, and to RMB863.7 million (US$142.7 million) in 2013.

We offer a wide variety of paid services through both of our mobile and ifeng.com channels. Before 2013, we classfied our paid services into (i) mobile Internet value-added services, or MIVAS, which included our digital reading services, mobile and web-based game service and wireless value-added services, or WVAS, such as messaging-based services (SMS and MMS), as well as Internet value-added services; and (ii) video value-added services, or video VAS, which consisted of our online video paid services, our mobile video paid services and video content sales. In 2013, we adjusted our paid service classification from MIVAS and video VAS into (i) mobile value-added services, or MVAS, which includes wireless value-added services, or WVAS, mobile video, mobile digital reading, and mobile games through telecom operators’ platforms, and (ii) games and others, which includes web-based games, content sales, and other online and mobile paid services through our own platforms. We believe the adjustment helps investors better understand the composition of our paid services revenues, expecially the breakdown and trend between revenues gererated through telecom operator’s platforms and revenues generated through our own platforms. We derived 83.4% and 16.6% of our paid service revenues, respectively, from our MVAS and games and others in 2013. We generate the majority of our paid service revenues from our MVAS services by providing content to mobile device users and collecting revenue shares from the relevant mobile operator. We also earn paid service revenues in the form of fixed fees from China Mobile, for digital reading services. These offerings have driven the growth of our paid service revenues from RMB484.8 million in 2011 to RMB500.8 million in 2012, and to RMB560.7 million (US$92.6 million) in 2013.

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

•          our ability to grow our paid services on both mobile operators’ platforms and our own platforms; and

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

Basis of Presentation; Principles of Consolidation and Recognition of Noncontrolling Interests

The consolidated financial statements include the financial statements of us, our subsidiaries, our affiliated consolidated entities, and the subsidiaries of one of our affiliated consolidated entities. The consolidated financial statements have been prepared in accordance with U.S. GAAP and on a going concern basis with ownership interests of minority shareholders reported as noncontrolling interests. All significant transactions and balances among us, our subsidiaries, our affiliated consolidated entities and the subsidiaries of one of our affiliated consolidated entities have been eliminated upon consolidation. Based on contractual arrangements, we consolidate our affiliated consolidated entities and the subsidiaries of one of our affiliated consolidated entities as required by Accounting Standards Codification, or ASC, 810 Consolidation, because Fenghuang On-line holds all the variable interests of our affiliated consolidated entities and the subsidiaries of one of our affiliated consolidated entities and has been determined to be the primary beneficiary of our affiliated consolidated entities.

Use of Estimates

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates. These estimates and assumptions include, but are not limited to, the accounting for advertising and paid service revenues, the determination of estimated selling prices of multiple elements revenues contract, accounting for income taxes and uncertain tax positions, allowances for doubtful accounts, share-based compensation, consolidation, determination of the estimated useful lives of property and equipment and intangible assets, assessment of impairment of long-lived assets, determination of fair value of financial instruments, determination of the fair value of Series A convertible redeemable preferred shares and foreign currency.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, service is performed and the collectability of the related fee is reasonably assured. In October 2009, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update, or ASU, 2009-13, Multiple Deliverable Revenue Arrangements, to address the accounting for multiple-deliverable arrangements. We have applied ASU 2009-13 through a retrospective application to all revenue arrangements for all years presented of the financial statements

(i)                                    Net Advertising Revenues

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

The majority of our advertising revenue arrangements involve multiple element deliverables, including placements of different advertisement formats on our website over different periods of time. We break down the multiple element arrangements into single units of accounting when possible, and allocate total consideration to each single unit of accounting using the relative selling price method. We mainly use (a) vendor-specific objective evidence of selling price, if it exists; and otherwise (b) third -party evidence of selling price. If neither (a) nor (b) exists, we will use (c) management’s best estimate of the selling price for that deliverable. We recognize revenue on the elements delivered and defer the recognition of revenue for the fair value of the undelivered elements until the remaining obligations have been satisfied. Where all of the elements within an arrangement are delivered uniformly over the agreement period, the revenues are recognized on a straight line basis over the contract period.

We provide cash incentives in the form of agency service fees to certain third-party advertising agencies based on their sales performance, and account for such incentives as a reduction of revenue in accordance with ASC 605-50-25, Customer Payments and Incentives: Recognition.

We enter into barter transaction involving advertising services and follow ASC 605-20, Revenue Recognition: Services. Such barter transactions should be recorded at fair value only if such value of the advertising surrendered in the transaction is determinable within reasonable limits. We did not recognize revenues and expenses for advertising-for-advertising barter transactions since the fair value of the advertising services surrendered/received in the transaction is not determinable. Except for advertising-for-advertising barter transactions, we recognize revenue from barter transactions involving exchanging advertising services for content, technical and marketing services.

(ii)                                Paid Service Revenues

Paid service revenues are primarily derived from (i) MVAS and (ii) games and others.

MVAS. MVAS revenues are derived from providing mobile phone users with mobile digital reading services, mobile game services, mobile video services, and WVAS. WVAS include SMS, MMS, music services such as RBT, IVR services and wireless application protocol, or WAP, services. Revenues from mobile digital reading services, mobile game services, mobile video services, and WVAS are charged on a monthly or per-usage basis. Revenues from MVAS are recognized in the period in which the service is performed, provided that no significant obligation remains, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

We mainly contract with China Mobile and its subsidiaries, and to a lesser degree, with other mobile operators, for billing, collection and transmission services related to the MVAS offered to our users. The determination of whether to record these revenues using the gross or net method is based on an assessment of various factors. The primary factors are whether we are acting as the principal in offering services to the customer or as an agent in the transaction, and the specific requirement of each contract. For most of mobile game services and WVAS, we are responsible to provide desired services to the customers and have primary responsibility and broad discretion to establish price. Therefore, we are considered the primary obligor in these transactions, and revenues from these services are recorded on a gross basis. Revenues from mobile digital reading services, music services and mobile video services are recorded on a net basis as we are acting as an agent of operators in these transactions. If the terms of the arrangement with operators were to change and cause the gross indicators to not be met, we would need to record our MVAS revenues on a net basis. In 2013, approximately 55.0% of our MVAS revenues were recorded on a gross basis. Consequently, recording MVAS revenues on a net basis would cause a significant decline in our total revenues and could have a significant impact on our gross profit margin.

Due to the time lag between when the services are rendered and when the mobile operators’ billing statements are received, most MVAS revenues are estimated based on our internal billing records and transmissions for the month, adjusting for prior periods’ confirmation rates with operators and prior periods’ discrepancies between internally estimated revenues and actual revenues confirmed by operators. There was no significant difference between our estimates and the operators’ billing statements historically.

We also contract with China Mobile to provide news content and other services to support China Mobile’s own mobile newspaper products. A fixed fee is charged for the contract period, and is recognized as revenue using the straight-line method.

Games and others. Games and others include web-based games, online digital reading, content sales, and other online and mobile paid services through our own platforms. Revenues from these services are recognized over the periods in which the services are performed, provided that no significant obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

For web-based game service, all of the web-based games provided on our platform are developed by third-party game developers and can be accessed and played by game players without downloading separate software. We primarily view the game developers to be our customers and consider our responsibility under our agreements with the game developers to be promotion of the game developers’ games. We only collect payments from game players in connection with the sale of in-game virtual currencies and remit certain agreed-upon percentages of the proceeds to the game developers. Revenue from the sale of in-game virtual currency is recorded net of remittances to game developers and deferred until the estimated consumption date of the virtual items, which is within a short period of time, typically a few days, after purchase of the in-game virtual currency.

We also provide online literature and provide video programming through our online subscription and pay-per-view services to the customers. Revenues from these services, which are recorded on a gross basis, are recognized evenly in the subscription period, or in the period in which pay-per-view service is provided.

We generate revenues from video content sales agreements for television programming mainly produced by Phoenix TV Group. The video content sales agreements we enter into involve the transfer of non-exclusive broadcasting rights to other third party websites or other Internet and mobile media companies for a definitive license period. In accordance with ASC 926-605, Entertainment-Films, Revenue Recognition, we recognize revenues in respect of our video content sales arrangements when the following criteria are met: persuasive evidence of a video content sales arrangement with a customer exists, the content has been delivered or is available for immediate and unconditional delivery, the sublicense period of the arrangement has begun and the customer can begin its exhibition, the arrangement fee is fixed or determinable and collection of the arrangement fee is reasonably assured. Pursuant to the cooperation agreement signed with Phoenix TV Cooperation Agreement, we pay Phoenix TV 50% of the revenues we generated from sales of Phoenix TV’s video content, which is recorded in our cost of revenues.

Expense Allocation with Phoenix TV

We and Phoenix TV Group have engaged in various mutual cooperation activities in content, branding and promotions, technical support and corporate management. There were no payments for these arrangements until November 2009, when we entered into the Phoenix TV Cooperation Agreement which stipulates the costs and expenses charged to us related to content and other services provided by Phoenix TV Group. The agreement was effective as of January 1, 2010. Accordingly, the related costs and expenses were recorded by us based on the Phoenix TV Cooperation Agreement for the years ended December 31, 2011, 2012 and 2013. On March 28, 2011, Phoenix TV and we amended the Phoenix TV Cooperation Agreement to extend the expiration of the cooperation period from November 2014 to March 2016. The consideration arrangements for the cooperation remained unchanged.

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

We adopt the Black-Scholes option pricing model to determine the fair value of share options based on the fair value of underlying ordinary share at the grant date. The assumptions used in calculating the fair value of share options represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. No options were granted in 2011 and 2012, while the fair values of the options granted during 2013 used the following assumptions.

	For the Years Ended December 31,
	2011	2012	2013
Expected volatility rate	—	—	57.6%-58.42%
Expected dividend yield	—	—	—
Expected term (years)	—	—	6.16
Risk-free interest rate (per annum)	—	—	1.54%-1.88%

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

Expected Term. We estimated the expected term based on the vesting schedule and the exercise period of the options.

Risk-Free Interest Rate. We estimated the risk-free interest rate used in the Black-Scholes option pricing model based on the derived market yield of the USD denominated Chinese government bonds for the term approximating the expected life of award at the time of grant.

We determined the fair value of restricted share and restricted share units based on the fair value of the underlying ordinary shares at the grant date and considered the dilutive effect of restricted share and restricted share units.

Forfeiture rate are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. We use historical data to estimate pre-vesting option and restricted share units forfeitures and record share-based compensation only for those awards that are expected to vest.

Income Taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in our consolidated statements of comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

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

Foreign Currency

Our functional currency is the U.S. dollar. Our subsidiaries and affiliated consolidated entities in the British Virgin Islands, Hong Kong and China use their respective currencies as their functional currencies. An entity’s functional currency is the currency of the primary economic environment in which the entity operates or, in the case of a start-up entity, is the currency that the entity plans to use on a long-term basis. Management must use judgment in determining an entity’s functional currency, assessing economic factors including cash flow, sales price, sales market, expense, financing and inter-company transactions and arrangements. The determination of our functional currency as the U.S. dollar is based largely on our planned future operations overseas. To the extent we significantly change how we carry out these plans or they do not materialize, we would need to re-assess the determination of our functional currency. To the extent a re-assessment results in a change to our functional currency our financial position and results of operations may be materially impacted.

Impact from exchange rate changes related to transactions denominated in currencies other than the functional currency is recorded as a gain and loss in our consolidated statements of comprehensive income, while impact from exchange rate changes related to translating a foreign entity’s financial statements from its functional currency to our reporting currency, the RMB, is disclosed and accumulated in a separate component under the equity section of our consolidated balance sheets. Translation adjustments are not released to net income unless the associated net investment has been sold, liquidated or substantially liquidated. Management uses judgment in determining the timing of recognition of translation gains or losses. Such determination requires assessing whether translation gains or losses were derived from the sale or complete or substantially complete liquidation of an investment in a foreign entity. Different judgments or assumptions resulting in a change of the timing of recognition of foreign exchange gains or losses may materially impact our financial position and results of operations.

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

Description of Key Statement of Comprehensive Income Items

Revenues

The following table sets forth the principal components of our total revenues by amount and by percentage of total revenues for the years presented.

	For the Years Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Revenues:
Net advertising revenues	465,824	49.0	610,160	54.9	863,737	142,679	60.6
Paid service revenues	484,768	51.0	500,844	45.1	560,738	92,627	39.4
Total revenues	950,592	100.0	1,111,004	100.0	1,424,475	235,306	100.0

Revenues

We derive our revenues from advertising services and paid services.

Advertising services. Our net advertising revenues accounted for 49.0%, 54.9% and 60.6% of our total revenues in 2011, 2012 and 2013, respectively. We generate our net advertising revenues from payments made by advertisers to place advertisements on our websites for particular durations of time. We provide our advertising services through our ifeng.com and video channel, as well as our mobile channel. The advertising formats we offer generally include banners, videos, text-links, logos, buttons and rich media. Growth in average revenue per advertiser, or ARPA, contributed significantly to the growth of our net advertising revenues from 2011 to 2012, and from 2012 to 2013. Our ARPA increased from RMB0.8 million in 2011 to RMB1.2 million in 2012, and to RMB1.5 million (US$0.3 million) in 2013. Such increases in ARPA were driven by greater demand for our advertising services resulting from our user traffic growth and our offering of a greater variety of advertising services in attractive service packages, which allowed us to increase the prices we charged and generate a greater volume of advertising business per customer.

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

We also earn advertising revenues from related parties, including Phoenix TV for joint TV and online advertising solutions which we provide together with Phoenix TV to certain Phoenix TV advertising customers and China Mobile for online advertising services. We also record these revenues as net advertising revenues earned from related parties. Our net advertising revenues earned from related parties accounted for 5.6%, 5.8% and 5.2% of our net advertising revenues in 2011, 2012 and 2013, respectively.

Paid Services. Our paid service revenues contributed 51.0%, 45.1% and 39.4% of our total revenues in 2011, 2012 and 2013, respectively. The following table sets forth our paid service offerings and their respective contributions to our paid service revenues and total revenues in 2011, 2012 and 2013, respectively.

	For the Years Ended December 31,
	% of Paid Service Revenues			% of Total Revenues
Paid Service Offerings(1)	2011	2012	2013	2011	2012	2013
MVAS(2)	95.3	93.8	83.4	48.6	42.3	32.9
Games and others(3)	4.7	6.2	16.6	2.4	2.8	6.5

(1)                  With respect to our paid services: (i) Tianying Jiuzhou conducts MVAS and games and others, and (ii) Yifeng Lianhe conducts MVAS.

(2)                  MVAS includes WVAS, mobile video, mobile digital reading, and mobile games through telecom operators’ platforms.

(3)                  Games and others include web-based games, content sales, and other online and mobile paid services through our own platforms.

We generate most of our paid service revenues from the following products and services:

•          WVAS. We generate revenues from our WVAS by providing content to mobile operators, including China Mobile, China Unicom and China Telecom, who then transmit our content to their mobile phone users through the relevant value-added service technologies, which include SMS, MMS, RBT, IVR and WAP. Our WVAS primarily consist of messaging-based services (SMS and MMS). Mobile phone users in China pay for these WVAS as part of their subscriptions or on a per-usage basis. We generally recognize revenues from WVAS in the periods in which the services are performed, either on a gross basis or net of revenue sharing fees, depending on whether certain accounting criteria are met. See “—Critical Accounting Policies—Paid Service Revenues.”

•          Mobile Digital Reading Services. We mainly earn revenues from our mobile digital reading services by offering mobile newspapers, which are series of periodicals that can be easily viewed and navigated on a mobile phone interface. We generate revenues from this service through two means. First, we provide mobile newspaper content to China Mobile for a fixed fee pursuant to our cooperation agreements with China Mobile. China Mobile pays us at specified periods as set forth in the relevant agreement. China Mobile in turn offers our mobile newspaper content to VIP subscribers of its Go-Tone service as part of their subscriptions. In addition, mobile phone users who are not VIP subscribers to China Mobile’s Go-Tone service can also subscribe to the mobile newspaper services. We provide our mobile newspaper content to all three of the mobile telecommunications operators in China in order to reach these users, and share a portion of the revenues generated from purchases of the service with the operators in the form of a revenue sharing fees. We also generate a small portion of our revenues from digital reading services from subscription fees for e-book reading services through telcom operators’ platforms. We recognize our mobile digital reading revenues on a net basis.

•          Mobile Video Services. We generate mobile video services revenues from our mobile subscription and pay-per-view video services by providing short video clips to mobile phone users through the mobile video platforms of telecom operators, primarily China Mobile and China Telecom. Telecom operators’ customers pay a monthly subscription fee to access the ifeng video channel on this platform, or pay on a per-clip basis. We generally recognize revenues from our mobile video services in the periods in which the service is performed and on a net basis.

•          Mobile Games. We currently offer mobile games through telcom operators’ gaming platforms, which allow users to download our game programs using GPRS and 3G technologies. We recognize most of revenues for mobile games on a gross basis.

•          Web-based Games. We operate third-party developed web-based games on our game platform, play.ifeng.com. We record the revenues from selling in-game currencies net of remittances to game developers and deferred until the estimated consumption date of the virtual items, which is typically within a short period of time after purchase of the in-game virtual currency.

•          Others. We earn revenues from our online subscription and pay-per-view video services by offering short clips on our dedicated video vertical, v.ifeng.com. In addition, we generate revenues through our video content sales services by sublicensing content we obtain from Phoenix TV to third parties, and generate a small amount of revenues at present from selling our in-house produced video content to third parties. We also generate a small portion of revenues from pay-per-view and subscription services by offering online literature on our ifeng.com platforms.

Our paid service revenues earned from China Mobile, a related party, accounted for 91.3%, 85.7% and 73.7% of our paid service revenues in 2011, 2012 and 2013, respectively. We generated paid service revenues of RMB377.9 million, RMB367.8 million and RMB357.1 million (US$59.0 million) from providing services to customers of China Mobile and collecting fees through arrangements with China Mobile in 2011, 2012 and 2013, respectively. In the same years, we derived paid service revenues of RMB64.8 million, RMB61.3 million and RMB56.3 million (US$9.3 million), respectively, from fixed fees from China Mobile for our “mobile newspaper” digital reading service.

Cost of Revenues

Our cost of revenues consists primarily of (1) revenue sharing fees, including service fees retained by mobile operators, which are recognized as cost of revenues for revenues recorded on a gross basis, and revenue sharing fees paid to channel and content partners, (2) content and operational costs, including content procurement costs, salaries and benefits and other operating costs, (3) bandwidth costs and (4) sales taxes and surcharges. The following table sets forth the components of our cost of revenues by amount and by percentage of total revenues for the years indicated.

	For the Years Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Cost of revenues:
Revenue sharing fees	285,960	30.1	263,518	23.7	249,797	41,264	17.5
Content and operational costs	171,707	18.1	227,934	20.5	277,038	45,763	19.5
Bandwidth costs	37,462	3.9	67,721	6.1	76,583	12,651	5.4
Sales taxes and surcharges	59,547	6.3	72,126	6.5	92,937	15,352	6.5
Total cost of revenues	554,676	58.4	631,299	56.8	696,355	115,030	48.9

Revenue Sharing Fees. We recognize most mobile game service revenues and WVAS revenues on a gross basis. We share the revenues generated from these services with the mobile operators through whose networks and/or service platforms we offer our services to our users, and record the revenue sharing fee as cost of revenues. We also share the revenues generated from our MVAS with channel partners through whose platforms we market and distribute our services. We also share certain MVAS revenues with content providers, as applicable. The percentage allocations for our revenue sharing are determined with the relevant parties and vary by service.

Content and Operational Costs. Our content costs consist of (i) personnel-related costs which include share-based compensation associated with content production and advertising sales support staff, (ii) payments we make to third-party professional media companies, (iii) revenue sharing fees we pay to Phoenix TV Group for sales of its video content, (iv) the license fees we pay to Phoenix TV Group for the use of its content, (v) production costs related to our in-house produced content, and (vi) operational costs which consist of channel testing costs, event costs incurred in connection with advertising revenue-generating activities, rental costs, depreciation and amortization costs, and other miscellaneous costs.

Bandwidth Costs. Bandwidth costs are the fees we pay to mobile operators and other service providers for telecommunications services and for hosting our servers at their Internet data centers.

Sales Taxes and Surcharges. Business tax is imposed by the Chinese government on the revenues reported by the selling entities for the provision of taxable services in China, transfer of intangible assets and the sale of immovable properties in China. The business tax rate varies depending on the nature of the revenues. The applicable business tax and surcharges rate for our revenues generally ranged from 3.3% to 5.5%. The implementation of the VAT Pilot Program began on January 1, 2012 in Shanghai and on September 1, 2012 in Beijing, and was then expanded to seven other provinces and municipalities by the end of 2012. Commencing on August 1, 2013, the implementation of the VAT Pilot Program has been expanded to all regions in the PRC. As a result of the VAT Pilot Program, the advertising revenues and other”modern service” revenues, such as web-based game service revenues earned by our entities and technical service fees paid by affiliated consolidated entities to Fenghuang On-line, are subject to value-added tax and surcharges at a rate of approximately 6.6%. Most of our MVAS revenues are not within the scope of the VAT Pilot Program as of the date of this annual report and, thus, are still subject to business tax. We were also subject to a cultural development fee on the provision of advertising services in China, at an applicable tax rate of 3% of the advertising services revenues. For more information about such taxes, surcharges and fees, see “—Taxation.” For more information about risks related to potential changes in the taxes applicable to us, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The discontinuation of any of the preferential tax treatments available to us in China and the imposition of value-added tax to replace business tax could materially and adversely affect our results of operations and financial condition.”

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and technology and product development expenses, and include allocations of expenses from Phoenix TV. Share-based compensation is included in our operating expenses as they are incurred. Our operating expenses increased from 2011 to 2012 due primarily to increased personnel-related costs, increased marketing and promotion expenses and increased office rental fees. The increase in operating expenses from 2012 to 2013 was mostly due to increased personnel-related costs, increased marketing and promotion expenses. Since our initial public offering in May 2011, we also incur operating expenses on an ongoing basis related to being a publicly listed company.

The following table sets forth our operating expenses, divided into their major categories, by amount and by percentage of total revenues for the years indicated.

	For the Years Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US	%
	(In thousands except percentages)
Operating expenses:
Sales and marketing expenses	164,082	17.2	197,038	17.7	273,399	45,162	19.2
General and administrative expenses	77,078	8.1	106,736	9.6	97,849	16,164	6.9
Technology and product development expenses	69,021	7.3	91,292	8.3	108,683	17,953	7.6
Total operating expenses	310,181	32.6	395,066	35.6	479,931	79,279	33.7

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

Share-based Compensation

We measure the cost of employee services received in exchange for share-based compensation at the grant date fair value of the award. We recognize share-based compensation, net of forfeitures, on a graded-vesting basis over the vesting term of the award. We adopt the Black-Scholes option pricing model to determine the fair value of stock options, and determine the fair value of restricted share and restricted share units based on the fair value of the underlying ordinary shares at the grant date considering the dilutive effect of restricted share and restricted share units. We account for share-based compensation using an estimated forfeiture rate at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation is recorded net of estimated forfeitures such that expenses are recorded only for share-based awards that are expected to vest.

Related Party Transactions

We have entered into transactions with our related parties, including Phoenix TV and China Mobile, in 2011, 2012 and 2013 that impact our net advertising revenues, paid service revenues, cost of revenues, sales and marketing expenses, general and administrative expenses and technology and product development expenses. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” The following table sets forth the significant transactions with our related parties.

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(In thousands)
Transactions with the non US listed part of Phoenix TV Group:
Contents provided by Phoenix TV Group	(4,923)	(3,153)	(3,477)	(574)
Data line services provided by Phoenix TV Group	(367)	(375)	(392)	(65)
Advertising and promotion expenses charged by Phoenix TV Group	(663)	(916)	(1,040)	(172)
Technical support provided by Phoenix TV Group	(533)	—	—	—
Corporate administrative expenses charged by Phoenix TV Group	(1,139)	(646)	(404)	(67)
Advertising revenues earned from Phoenix TV Group and its customers	21,619	29,754	28,911	4,775
Paid service revenues earned from Phoenix TV Group	2,400	—	—	—
Transactions with China Mobile:
Advertising revenues earned from China Mobile	4,582	5,684	16,216	2,679
Paid service revenues earned from and through China Mobile	442,696	429,125	413,407	68,290
Revenue sharing fees and bandwidth cost to China Mobile	(68,543)	(63,953)	(72,622)	(11,996)

Other Income

Our other income reflects interest income, foreign currency exchange gain or loss and others, net, which primarily consists of government subsidies.

Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Our subsidiaries incorporated in the British Virgin Islands are exempted from tax on their foreign-derived income and are not subject to withholding taxes. Our subsidiaries incorporated in Hong Kong are subject to a tax rate of 16.5% on the estimated assessable profit arising in Hong Kong.

Each of our PRC subsidiaries and our affiliated consolidated entities are obligated to pay income tax in the PRC. Prior to January 1, 2008, companies established in China were generally subject to state and local corporate income taxes, or EIT, at statutory rates of 30% and 3%, respectively. Pursuant to the income tax laws and rules then in effect, an enterprise qualified as a “New Technology Enterprise” was entitled to a preferential EIT rate of 15%, and was further entitled to a three-year EIT exemption for the first three years from the date of incorporation and a 50% reduction of its applicable EIT rates for the succeeding three years. In addition, an enterprise qualified as an HNTE was entitled to a preferential EIT rate of 15%. Fenghuang On-line was qualified as a New Technology Enterprise.

On March 16, 2007, the National People’s Congress of PRC enacted the Enterprise Income Tax Law, or the EIT Law, under which foreign investment enterprises and domestic companies would be subject to EIT at a uniform rate of 25% of taxable net income. There will be a five-year transition period for foreign invested enterprises, during which foreign invested enterprises are allowed to continue to enjoy their existing preferential tax treatments. Preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “Software Enterprises” and/or HNTEs irrespective of whether they are foreign invested enterprises or domestic companies. The EIT Law became effective on January 1, 2008.

In addition, the EIT Law provides grandfather treatment for enterprises which were qualified as “New Technology Enterprises” under the previous income tax laws and were established before March 16, 2007, if they continue to meet the criteria for New Technology Enterprises after January 1, 2008. The grandfather provision allows these enterprises to continue to enjoy their unexpired tax holiday provided by the previous income tax laws and rules.

Under the previous income tax laws and rules prior to January 1, 2008, Fenghuang On-line qualified as a New Technology Enterprise, could enjoy a favorable income tax rate of 15%, was exempted from income tax for three years beginning with its first year of operations, was entitled to a 50% tax reduction to 7.5% for the subsequent three years, and was subject to an income tax rate of 15% thereafter. Fenghuang On-line continued to meet the criteria for New Technology Enterprise from 2008 to 2010, and it has also been qualified as an HNTE under the EIT Law in 2008, and it can continue to enjoy its unexpired tax holidays. In 2011, Fenghuang On-line resubmitted applications for qualification as an HNTE, which were approved in October 2011. Therefore, Fenghuang On-line was entitled to a tax exemption from 2006 to 2008, a 50% reduction of its applicable EIT rate to 7.5% from 2009 to 2011 and an income tax rate of 15% for the years 2012 and 2013.

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

However, to date, the Beijing local-level tax bureau has not implemented Circular 157 and is holding the view that the relevant provisions might not apply to an HNTE in Science & Technology Park of Haidian District, where Fenghuang On-line is located. Therefore Fenghuang On-line has kept its current practice unchanged. We expect more guidance to be issued in the future. Upon the issuance of such guidance, Fenghuang On-line’s effective tax rate might increase. If Circular 157 were implemented with a retroactive effect, Fenghuang On-line would be liable to pay additional taxes for its historical earnings before the implementation of this circular. We did not recognize liability for this uncertainty as we believe the probability of a retroactive implementation is remote.

In 2008, Tianying Jiuzhou became qualified as an HNTE under the EIT Law. Therefore, Tianying Jiuzhou was entitled to the preferential tax rate of 15% from 2008 to 2010. In 2011, Tianying Jiuzhou resubmitted applications for qualification as an HNTE, which were approved in October 2011. Therefore, Tianying Jiuzhou was subject to a 15% income tax rate from 2011 to 2013.

Yifeng Lianhe was qualified as an HNTE under the EIT Law in 2011, and therefore was subject to 15% income tax rate from 2011 to 2012.  In 2013, Yifeng Lianhe was no longer qualified as an HNTE pursuant to the joint annual inspection by the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation, and was subject to a 25% EIT rate for the year 2013.

Beijing Tianying Chuangzhi Advertising Co., Ltd. was subject to a 25% EIT rate for all the years presented.

In 2012, Fenghuang Yutian has been qualified as a Software Enterprise. As 2013 was the first year Fenghuang Yutian generated taxable profit, it is exempted from EIT for years 2013 and 2014, and will be subject to a 50% tax deduction in its EIT rate for the subsequent three years.

Under the EIT Law, dividends paid from our PRC subsidiaries are subject to a withholding tax at 10%. This new dividend withholding tax, however, will only be levied on our PRC subsidiaries in respect of profits earned in 2008 onwards. Profits distributed after January 1, 2008 but related to financial results generated in the year ended December 31, 2007 and prior years will not be subject to dividend withholding tax. The dividend withholding tax rate can be lower than 10% subject to tax treaties between China and foreign countries or regions.

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

Business tax is imposed by the Chinese government on the revenues reported by the selling entities for the provision of taxable services in China, transfer of intangible assets and the sale of immovable properties in China. The business tax rate varies depending on the nature of the revenues. The applicable business tax and surcharges rate for our revenues generally ranged from 3.3% to 5.5%. The implementation of the VAT Pilot Program began on January 1, 2012 in Shanghai and on September 1, 2012 in Beijing, and was then expanded to seven other provinces and municipalities by the end of 2012. Commencing on August 1, 2013, the implementation of the VAT Pilot Program has been expanded to all regions in the PRC. As a result of the VAT Pilot Program, the advertising revenues and other”modern service” revenues, such as web-based game service revenues earned by our entities and technical service fees paid by affiliated consolidated entities to Fenghuang On-line, are subject to value-added tax and surcharges at a rate of approximately 6.6%. Most of our MVAS revenues are not within the scope of the VAT Pilot Program as of the date of this annual report and, thus, are still subject to business tax. We were also subject to a cultural development fee on the provision of advertising services in China, at an applicable tax rate of 3% of the advertising services revenues. For more information about risks related to potential changes in the taxes applicable to us, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — The discontinuation of any of the preferential tax treatments available to us in China and the imposition of value-added tax to replace business tax could materially and adversely affect our results of operations and financial condition.”

A.                     Results of Operations

Selected Consolidated Financial Information

The following table sets forth the selected consolidated statements of comprehensive income data by amount and by percentage of total revenues for the years indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results you may expect for future periods.

	For the Years Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except for percentages, number of shares and per share (or ADS) data)
Consolidated Statements of Comprehensive Income Data
Revenues:
Net advertising revenues	465,824	49.0	610,160	54.9	863,737	142,679	60.6
Paid service revenues	484,768	51.0	500,844	45.1	560,738	92,627	39.4
Total Revenues	950,592	100.0	1,111,004	100.0	1,424,475	235,306	100.0
Cost of revenues(1)	(554,676)	(58.4)	(631,299)	(56.8)	(696,355)	(115,030)	(48.9)
Gross Profit	395,916	41.6	479,705	43.2	728,120	120,276	51.1
Operating expenses(1):
Sales and marketing expenses	(164,082)	(17.2)	(197,038)	(17.7)	(273,399)	(45,162)	(19.2)
General and administrative expenses	(77,078)	(8.1)	(106,736)	(9.6)	(97,849)	(16,164)	(6.9)
Technology and product development expenses	(69,021)	(7.3)	(91,292)	(8.3)	(108,683)	(17,953)	(7.6)
Total operating expenses	(310,181)	(32.6)	(395,066)	(35.6)	(479,931)	(79,279)	(33.7)
Income from operations	85,735	9.0	84,639	7.6	248,189	40,997	17.4
Other income	31,886	3.4	39,697	3.6	67,422	11,137	4.7
Income before tax	117,621	12.4	124,336	11.2	315,611	52,134	22.1
Income tax expense	(15,146)	(1.6)	(16,977)	(1.5)	(37,588)	(6,209)	(2.6)
Net income	102,475	10.8	107,359	9.7	278,023	45,925	19.5
Net loss attributable to noncontrolling interests	—	—	—	—	1,531	253	0.1
Net income attributable to Phoenix New Media Limited	102,475	10.8	107,359	9.7	279,554	46,178	19.6
Accretion to convertible redeemable preferred share redemption value	(773,623)	(81.4)	—	—	—	—	—
Income allocation to participating preferred shares	(6,172)	(0.6)	—	—	—	—	—
Net (loss)/income attributable to ordinary shareholders	(677,320)	(71.2)	107,359	9.7	279,554	46,178	19.6
Net income	102,475	10.8	107,359	9.7	278,023	45,925	19.5
Other comprehensive loss, net of tax: foreign currency translation adjustment	(33,968)	(3.6)	(1,979)	(0.2)	(23,179)	(3,829)	(1.6)
Comprehensive income	68,507	7.2	105,380	9.5	254,844	42,096	17.9
Comprehensive loss attributable to noncontrolling interests	—	—	—	—	1,531	253	0.1
Comprehensive income attributable to Phoenix New Media Limited	68,507	7.2	105,380	9.5	256,375	42,349	18.0
Non-GAAP adjusted net income attributable to Phoenix New Media Limited(2)	168,567	17.7	114,118	10.3	296,277	48,940	20.8

Notes:

(1)                       Includes share-based compensation as follows:

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(In thousands)
Allocation of share-based compensation:
Cost of revenues	19,526	958	7,293	1,205
Sales and marketing expenses	18,254	1,423	3,922	648
General and administrative expenses	17,470	4,085	3,662	605
Technology and product development expenses	10,842	293	1,846	304
Total share-based compensation included in cost of revenues and operating expenses	66,092	6,759	16,723	2,762

(2)                       We define adjusted net income attributable to Phoenix New Media Limited, a non-GAAP financial measure, as net income attributable to Phoenix New Media Limited excluding share-based compensation. We believe that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of our performances. We review adjusted net income attributable to Phoenix New Media Limited together with net income attributable to Phoenix New Media Limited to obtain a better understanding of our operating performance. We use this non-GAAP financial measure for planning and forecasting and measuring results against the forecast. Using several measures to evaluate our business allows us and our investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our investors. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation, which have been and will continue to be significant recurring expenses in our business. However, the use of adjusted net income attributable to Phoenix New Media Limited has material limitations as an analytical tool. One of the limitations of using non-GAAP adjusted net income attributable to Phoenix New Media Limited that it does not include all items that impact our net income attributable to Phoenix New Media Limited for the period. In addition, because adjusted net income is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income attributable to Phoenix New Media Limited in isolation from or as an alternative to net income attributable to Phoenix New Media Limited prepared in accordance with U.S. GAAP.

Our non-GAAP adjusted net income attributable to Phoenix New Media Limited is calculated as follows for the years presented:

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(In thousands)
Net income attributable to Phoenix New Media Limited	102,475	107,359	279,554	46,178
Add back: Share-based compensation	66,092	6,759	16,723	2,762
Non-GAAP adjusted net income attributable to Phoenix New Media Limited	168,567	114,118	296,277	48,940

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues. Our revenues increased by 28.2% from RMB1.1 billion in 2012 to RMB1.4 billion (US$235.3 million) in 2013. This increase was largely attributable to growth in our net advertising revenues, primarily due to an increase in average revenue per advertiser, or ARPA, which increased from RMB1.2 million in 2012 to RMB1.5 million (US$0.3 million) in 2013. Such increases in ARPA were driven by greater demand for our advertising services resulting from our user traffic growth and our offering of a greater variety of advertising services in attractive service packages, which allowed us to increase the prices we charged and generate a greater volume of advertising business per customer.

Cost of Revenues. Our cost of revenues increased by 10.3% from RMB631.3 million to RMB696.4 million (US$115.0 million) in 2013. Cost of revenues as a percentage of our revenues decreased from 56.8% in 2012 to 48.9% in 2013.

•          Revenue sharing fees. Our revenue sharing fees decreased by 5.2% from RMB263.5 million in 2012 to RMB249.8 million (US$41.3 million) in 2013 primarily due to a 10.0% decrease in WVAS revenues from RMB296.2 million in 2012 to RMB266.5 million in 2013, which was mainly due to the decrease in user demands.

•          Content and operational costs. Our content and operational costs increased by 21.5% from RMB228.0 million in 2012 to RMB277.0 million (US$45.8 million) in 2013 primarily due to an increase in personnel-related cost and content fees. Personnel-related cost increased mainly due to an increase in headcount and a general increase in salary. Content fees increased primarily due to content production and acquisition of licensing including licensing for picture, video content and game content etc.

•          Bandwidth costs. Our bandwidth costs increased by 13.1% from RMB67.7 million in 2012 to RMB76.6 million (US$12.7 million) in 2013 due to traffic growth.

•          Sales taxes and surcharges. Our sales taxes and surcharges increased by 28.9% from RMB72.1 million in 2012 to RMB92.9 million (US$15.4 million) in 2013. This increase was primarily due to revenues growth.

•          Share-based compensation. Our share-based compensation allocated to cost of revenues as part of content and operational costs above, increased substantially from RMB1.0 million in 2012 to RMB7.3 million (US$1.2 million) in 2013. This increase was mainly due to new grant of options in 2013.

As a result of the foregoing, our gross profit increased by 51.8% from RMB479.7 million in 2012 to RMB728.1 million (US$120.3 million) in 2013. Our gross margin increased from 43.2% in 2012 to 51.1% in 2013 mainly due to the increased revenues contribution from advertising.

Operating Expenses. Our operating expenses increased by 21.5% from RMB395.1 million in 2012 to RMB479.9 million (US$79.3 million) in 2013, primarily due to an increase in selling and marketing expenses and research and development expenses. Our operating expenses as a percentage of revenues decreased from 35.6% in 2012 to 33.7% in 2013.

•          Sales and marketing expenses. Our sales and marketing expenses increased by 38.8% from RMB197.0 million in 2012 to RMB273.4 million (US$45.2 million) in 2013. This increase mainly consisted of a RMB45.4 million increase in personnel-related expenses, which was mainly attributable to increased headcount, a RMB27.7 million increase in advertising and promotional expenditures as a result of increased marketing and promotion activities.

•          General and administrative expenses. Our general and administrative expenses decreased by 8.3% from RMB106.7 million in 2012 to RMB97.8 million (US$16.2 million) in 2013. This decrease was mainly due to a RMB23.3 million decrease in bad debt expenses as a result of the improved collection of accounts receivable in 2013, and was partially offset by a RMB9.3 million increase in personnel-related expenses, which was mainly attributable to increased headcount, and a RMB1.1 million increase in disposal of a software no longer in use.

•          Technology and product development expenses. Our technology and product development expenses increased by 19.0% from RMB91.3 million in 2012 to RMB108.7 million (US$18.0 million) in 2013. This increase mainly consisted of a RMB4.9 million increase in personnel-related expenses, which was mainly attributable to increased headcount, a RMB7.1 million increase in depreciation expenses, and a RMB3.0 million increase in technical service expenses.

•          Share-based compensation. Our share-based compensation allocated to each of the three categories of operating expenses, increased by 62.6% from RMB5.8 million in 2012 to RMB9.4 million in 2013 (US$1.6 million). This increase was mainly due to new grant of options in 2013.

Related Party Transactions

•          Our net advertising revenues increased by 27.3% from RMB35.4 million in 2012 to RMB45.1 million (US$7.5 million) in 2013, which was primarily attributable to advertising revenues earned from China Mobile.

•          Our paid service revenues decreased by 3.7% from RMB429.1million in 2012 to RMB413.4 million (US$68.3 million) in 2013, which was primarily attributable to decrease in WVAS revenues earned from and through China Mobile which was mainly due to the decrease in user demands.

•          Our cost of revenues increased by 13.4% from RMB67.5 million in 2012 to RMB76.5 million (US$12.6 million) in 2013, which was primarily due to an increase in revenue sharing fees and bandwidth costs to China Mobile.

•          Our operating expenses decreased by 7.6% from RMB1.6 million in 2012 to RMB1.4 million (US$0.2 million) in 2013, which was attributable to a decrease of the expenses incurred by Phoenix TV Group on our behalf.

Other Income. Our other income was increased by 69.8% from RMB39.7 million in 2012 to RMB67.4 million (US$11.1million) in 2013. The increase in other income in 2013 was mainly due to an RMB17.7 million increase in foreign currency exchange gain and an RMB10.0 million increase in others, net.

Income Tax Expense. Our income tax expense increased by 121.4% from RMB17.0 million in 2012 to RMB37.6 million (US$6.2 million) in 2013. Our effective tax rate decreased from 16.4% in 2012 to 12.9% in 2013, which was primarily due to a tax exemption enjoyed by one of our subsidiaries in 2013.

Net Income Attributable to Phoenix New Media Limited. As a result of the foregoing, net income attributable to our company increased by 160.4% from RMB107.4 million in 2012 to RMB279.6 million (US$46.2 million) in 2013.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues. Our revenues increased by 16.9% from RMB950.6 million in 2011 to RMB1.1 billion in 2012. This increase was largely attributable to growth in our net advertising revenues, which increased by 31.0% from RMB465.8 million in 2011 to RMB610.2 million in 2012, and, to a smaller extent, growth in our paid service revenues, which increased by 3.3% from RMB484.8 million to RMB500.8 million during the same period. Our net advertising revenues growth was primarily due to an increase in ARPA from RMB0.8 million to RMB1.2 million from 2011 to 2012. The increase in ARPA was driven by greater demand for our advertising services resulting from our user traffic growth and our offering of a greater variety of advertising services in attractive service packages, which allowed us to increase the prices we charged and generate a greater volume of advertising business per customer. The growth in our paid service revenues was due to growth in our video VAS revenues, which increased by 37.5% from RMB40.3 million in 2011 to RMB55.4 million in 2012, primarily due to an expansion in our video VAS user base across the three major telecom operators in China.

Cost of Revenues. Our cost of revenues increased by 13.8% from RMB554.7 million in 2011 to RMB631.3 million in 2012. Cost of revenues as a percentage of our revenues decreased from 58.4% in 2011 to 56.8% in 2012.

•          Revenue sharing fees. Our revenue sharing fees decreased by 7.8% from RMB286.0 million in 2011 to RMB263.5 million in 2012 primarily due to a 6.6% decrease in WVAS revenues from RMB317.0 million in 2011 to RMB296.2 million in 2012, mainly due to the decrease in user demands.

•          Content and operational costs. Our content and operational costs increased by 32.7% from RMB171.7 million in 2011 to RMB228.0 million in 2012 primarily due to increases in personnel-related costs, office rental fees, as well as an increase in content production and acquisition costs.

•          Bandwidth costs. Our bandwidth costs increased by 80.8% from RMB37.5 million in 2011 to RMB67.7 million in 2012 due to growth in user traffic.

•          Sales taxes and surcharges. Our sales taxes and surcharges increased by 21.1% from RMB59.5 million in 2011 to RMB72.1 million in 2012. This increase was primarily a function of higher revenues.

•          Share-based compensation. Our share-based compensation allocated to cost of revenues as part of content and operational costs above, decreased substantially from RMB19.5 million in 2011 to RMB1.0 million in 2012. This decrease was mainly due to the majority of expenses related to our March 2011 grant of restricted shares and restricted share units being recognized at the time of such grant.

As a result of the foregoing, our gross profit increased by 21.2% from RMB395.9 million in 2011 to RMB479.7 million in 2012. Our gross margin increased from 41.6% in 2011 to 43.2% in 2012 mainly due to decreases in share-based compensation and revenue sharing fees.

Operating Expenses. Our operating expenses increased by 27.4% from RMB310.2 million in 2011 to RMB395.1 million in 2012, primarily due to increases in personnel-related costs, sales and marketing expenses associated with our marketing and promotions, and office rental fees, offset by a decrease in share-based compensation. Our operating expenses as a percentage of revenues increased from 32.6% in 2011 to 35.6% in 2012.

•          Sales and marketing expenses. Our sales and marketing expenses increased by 20.1% from RMB164.1 million in 2011 to RMB197.0 million in 2012. This increase mainly consisted of a RMB25.9 million increase in personnel-related expenses, which was mainly attributable to increased headcount, a RMB0.7 million increase in rental expenses, and a RMB22.5 million increase in advertising and promotional expenditures as a result of increased marketing and promotion activities, and was partially offset by a RMB16.8 million decrease in share-based compensation.

•          General and administrative expenses. Our general and administrative expenses increased by 38.5% from RMB77.1 million in 2011 to RMB106.7 million in 2012. This increase mainly consisted of a RMB17.6 million increase in personnel-related expenses, which was mainly attributable to increased headcount, a RMB6.3 million increase in professional service fees, a RMB3.0 million increase in rental expenses and  RMB14.6 million increase in bad debt expenses, and was partially offset by a RMB13.4 million decrease in share-based compensation.

•          Technology and product development expenses. Our technology and product development expenses increased by 32.3% from RMB69.0 million in 2011 to RMB91.3 million in 2012. The increase mainly consisted of a RMB22.0 million increase in personnel-related expenses, which was mainly attributable to increased headcount, a RMB4.9 million increase in depreciation expenses, and a RMB3.3 million increase in rental expenses, and was partially offset by a RMB10.5 million decrease in share-based compensation.

•          Share-based compensation. Our share-based compensation allocated to each of the three categories of operating expenses, decreased by 87.5% from RMB46.6 million in 2011 to RMB5.8 million in 2012. This decrease was mainly due to the majority of expenses related to our March 2011 grant of restricted shares and restricted share units being recognized at the time of such grant.

Related Party Transactions

•          Our net advertising revenues increased by 35.3% from RMB26.2 million in 2011 to RMB35.4 million in 2012, which was primarily attributable to advertising revenues earned from Phoenix TV Group and its customers.

•          Our paid service revenues decreased by 3.6% from RMB445.1 million in 2011 to RMB429.1million in 2012, which was primarily attributable to paid service revenues earned from and through China Mobile as a result of our efforts in product distribution, diversification and marketing activities.

•          Our cost of revenues decreased by 8.6% from RMB73.8 million in 2011 to RMB67.5 million in 2012, which was primarily due to a decrease in revenue sharing fees and bandwidth cost to China Mobile.

•          Our operating expenses decreased by 33.1% from RMB2.3 million in 2011 to RMB1.6 million in 2012, which was attributable to a decrease expenses incurred by Phoenix TV Group on our behalf.

Interest Income. Our interest income increased substantially from RMB9.7 million in 2011 to RMB32.9 million in 2012 primarily due to the higher interest yields and higher daily average balance of our RMB-denominated deposits.

Income Tax Expense. Our income tax expense increased by 12.1% from RMB15.1 million in 2011 to RMB17.0 million in 2012 primarily due to the increase in the preferential tax rate applicable to one of our subsidiaries from 7.5% in 2011 to 15% in 2012.

Net Income Attributable to Phoenix New Media Limited. As a result of the foregoing, net income attributable to our company increased by 4.8% from RMB102.5 million in 2011 to RMB107.4 million in 2012.

B.                     Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years indicated:

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	64,637	109,580	347,802	57,453
Net cash (used in)/provided by investing activities	(803,200)	471,030	111,664	18,446
Net cash provided by/(used in) financing activities	863,180	(60,110)	(64,679)	(10,684)
Effect of exchange rate changes on cash and cash equivalents	(14,624)	(1,497)	(2,818)	(466)
Net increase in cash and cash equivalents	109,993	519,003	391,969	64,749
Cash and cash equivalents at the beginning of the year	287,173	397,166	916,169	151,340
Cash and cash equivalents at the end of the year	397,166	916,169	1,308,138	216,089

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

As of December 31, 2013 we had RMB1,308.1 million (US$216.1 million) in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less. We have not encountered any difficulties in meeting our cash obligations to date. We believe that our operating cash flows and existing cash balances and term deposits will be sufficient to meet our anticipated cash needs for the next twelve months.

We are a holding company, and we rely principally on dividends and other distributions from our subsidiaries in China for our cash requirements. Current PRC regulations permit our subsidiaries to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

We receive economic benefits generated from our affiliated consolidated entities in China through various contractual arrangements entered into by Fenghuang On-line, our PRC subsidiary, and the affiliated consolidated entities. Such contractual arrangements include technical licensing and services agreements with Yifeng Lianhe and Tianying Jiuzhou, respectively. Under these contractual arrangements, our affiliated consolidated entities pay to Fenghuang On-line a percentage of their annual revenues in the form of service fees. Any earnings that our PRC subsidiaries distribute would be paid to our offshore intermediate holding company primarily through dividends. To date, Fenghuang On-line has not paid dividends to us. As a holding company, we have not required cash for our operations outside of China and therefore Fenghuang On-line has retained its earnings for the purpose of conducting our business operations in China. As of December 31, 2011, 2012 and 2013, Fenghuang On-line’s retained earnings were RMB219.2 million, RMB281.7 million and RMB421.4 million (US$69.6 million), respectively.

Although we currently anticipate that we will be able to fund operations for at least the next twelve months with operating cash flows and existing cash balances and term deposits, we may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy cash requirements, we may seek to sell additional equity or debt securities or to obtain additional credit facilities. The sale of additional equity or equity-linked securities could result in additional dilution to shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations. Financing may not be available in amounts or on terms acceptable to us, if at all.

Operating Activities

In 2013, our operating activities generated net cash of RMB347.8 million (US$57.5 million). This was primarily due to (i) net income of RMB278.0 million, (ii) non-cash adjustments which primarily include depreciation and amortization expenses of RMB31.5 million mainly attributable to increased acquisition of property and equipment, and share-based compensation of RMB16.7 million mainly attributable to new granted options in 2013, (iii) an increase in accounts payable of RMB69.5 million primarily due to increases in our revenue sharing fees and advertising agency fees, and (iv) an increase in salary and welfare payable of RMB35.2 million due to increased labor costs. These items were partially offset by (i) an increase in accounts receivable of RMB75.0 million mainly attributable to increase in our advertising revenues, and (ii) an increase in amounts due from related parties of RMB61.3 million mainly attributable to increase in our advertising revenues earned from Phoenix TV Group and its customers.

In 2012, our operating activities generated net cash of RMB109.6 million. This was primarily due to (i) net income attributable to Phoenix New Media Limited of RMB107.4 million, (ii) non-cash adjustments which primarily include provision for allowance of doubtful accounts of RMB25.9 million, and depreciation and amortization expenses of RMB21.1 million mainly attributable to increased acquisition of property and equipment, (iii) an increase in accounts payable of RMB27.1 million primarily due to increases in our revenue sharing fees and advertising agency fees, and (iv) an increase in salary and welfare payable of RMB18.5 million due to increased labor costs. These items were partially offset by an increase in accounts receivable of RMB104.8 million mainly attributable to increases in our advertising revenues and in accounts receivable turnover days.

In 2011, our operating activities generated net cash of RMB64.6 million. This was primarily due to (i) net income attributable to Phoenix New Media Limited of RMB102.5 million, (ii) non-cash adjustments which primarily include share-based compensation of RMB66.1 million mainly from our grant of restricted shares and restricted share units in March 2011, and (iii) an increase in accounts payable of RMB66.8 million primarily due to increases in our revenue sharing fees and advertising agency fees. These items were partially offset by an increase in accounts receivable of RMB137.0 million mainly attributable to the increase in our advertising sales and in accounts receivable turnover days, and an increase in amounts due from related parties of RMB47.9 million resulting mainly from an increase in our paid service sales from and through China Mobile.

Investing Activities

We had net cash provided by investing activities of RMB111.7 million (US$18.4 million) for 2013.  This was primarily due to maturity of term deposits of RMB327.3 million, partially offset by (i) placement of term deposits of RMB186.4 million and (ii) capital expenditures of RMB29.2 million, as described in “—Capital Expenditures.”.

We had net cash provided by investing activities of RMB471.0 million for 2012.  This was primarily due to maturity of term deposits of RMB1.8 billion, partially offset by (i) placement of term deposits of RMB1.2 billion and (ii) capital expenditures of RMB79.6 million.

We had net cash used in investing activities of RMB803.2 million for 2011. For 2011, in addition to using RMB33.5 million for capital expenditures, as described in “—Capital Expenditures,” we used RMB1.6 billion for the placement of IPO net proceeds in term deposits, and received cash inflow of RMB776.0 million from maturity of term deposits. We also received RMB14.3 million from the liquidation of our former subsidiary in the British Virgin Islands, PHOENIXi Investment Limited.

Financing Activities

We had net cash used in financing activities of RMB64.7 million (US$10.7 million) for 2013, mainly attributable to RMB65.2 million used in connection with the repurchase of our ADSs, partly offset by inflow of proceeds from exercise of stock options of RMB0.5 million. For more information regarding our share repurchases, see “Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers.”

We had net cash used in financing activities of RMB60.1 million in 2012, attributable to RMB61.2 million used in connection with the repurchase of our ADSs, and partly offset by inflow of proceeds from exercise of stock options of RMB1.1 million.

We had net cash provided by financing activities of RMB863.2 million for 2011, mainly attributable to proceeds from our initial public offering of RMB893.1 million, partly offset by payment of initial public offering-related expenses of RMB30.1 million.

Capital Expenditures

We had capital expenditures of RMB33.5 million, RMB79.6 million and RMB29.2 million (US$4.8 million) in 2011, 2012 and 2013, respectively. The capital expenditures in 2011 were mainly attributable to purchases of servers and network equipments. The capital expenditures in 2012 were mainly attributable to leasehold improvements for our new offices, as well as additional servers and network equipments. The capital expenditures in 2013 were mainly attributale to improve additional servers and network equipments. We expect capital expenditures to materially increase by approximately RMB20.0 million in 2014. We plan to fund our capital expenditures in 2014 with cash flows from our operations and cash and cash equivalents.

Recently Issued Accounting Standards

In February 2013, the FASB issued ASU No. 2013-02, or ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which is intended to improve the reporting of reclassifications out of accumulated other comprehensive income. It does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the standard requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012, with early adoption permitted. We adopted ASU 2013-02 in periods beginning January 1, 2013 and our adoption did not have a material impact on our consolidated financial statements.

In July  2013, the FASB issued guidance on “Income Taxes - Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” The amendments clarify that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss, similar tax loss, or tax credit carryforward, except as noted in the following sentence. To the extent a net operating loss, similar tax loss, or tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such a purpose, then under this exception the unrecognized tax benefit is to be presented in the financial statements as a liability and should not be combined with (netted with) the deferred tax asset(s). The assessment of whether a deferred tax asset is “available” is based on the unrecognized tax benefit and deferred tax asset amounts that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. We adopt ASU 2013-11 beginning January 1, 2014 and do not expect the adoption to have a material impact on our consolidated financial statements.

C.                     Research and Development, Patents and Licenses, etc.

Product Development

See “Item 4. Information on the Company—B. Business Overview—Product Development.”

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.                     Trend Information

Please refer to “—A. Results of Operations” for a discussion of the most recent trends in our services, sales and marketing since the end of 2013. In addition, please refer to discussions included in such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales and operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

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

F.                      Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2013.

	Payments Due by Period
	Total	2014	2015	2016	2017	2018 and Thereafter
	(RMB in thousands)
Rental	115,085	35,018	33,854	32,526	13,687	—
Bandwidth purchases	11,639	11,576	63	—	—	—
Cooperation with Phoenix TV Group	10,315	3,906	4,883	1,526	—	—
Content purchases	18,466	11,143	6,373	871	79	—
Property and equipment, and intangible assets	286	286	—	—	—	—
Others	2,941	2,455	376	110	—	—
Total	158,732	64,384	45,549	35,033	13,766	—

As a result of our adoption of Accounting Standard Codification 740 “Income Taxes” (ASC 740), we recorded unrecognized tax benefit of RMB12.2 million (US$2.0 million) and recognized as long-term liabilities, as ASC 740 specifies that tax positions for which the timing of the ultimate resolution is uncertain should be recognized as long-term liabilities. At this time, we are unable to make a reasonable estimate on the timing of payments in individual years beyond 12 months due to uncertainties in the timing. As a result, this amount is not included in the table above.

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

ITEM 6.                 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                     Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Keung Chui	63	Chairman of the Board of Directors
Shuang Liu	45	Director, Chief Executive Officer
Ya Li	44	Director, Chief Operating Officer
Daguang He	57	Director
Ka Keung Yeung	55	Director
Carson Wen	62	Independent Director
Jerry J. Zhang	54	Independent Director
Betty Yip Ho	45	Chief Financial Officer
Ling Jin	37	Executive Vice President

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

Shuang Liu has served as our director and chief executive officer since the establishment of Phoenix New Media Limited in November 2007. Mr. Liu was also promoted to the position of chief operating officer of Phoenix TV in February 2014. Mr. Liu has been employed by Phoenix TV from 2001 to the present, and where he has served in various managing positions, including chief director of business development and vice president in charge of investment, finance, investor relationships, legal affairs, public affairs and development of the finance channel. Before joining Phoenix TV, Mr. Liu worked at Simpson Thacher & Bartlett LLP, Milbank, Tweed, Hadley & McCloy LLP and Morrison & Foerster LLP from 1996 to 2001. Mr. Liu received a J.D. degree from Duke University Law School, and a bachelor’s degree from University of International Business & Economic.

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

Daguang He serves as vice president of finance at Phoenix Satellite Television Company Limited and has served as our director since 2009. Mr. He joined Phoenix TV in 2001 and has served in various managing positions, such as chief financial officer of the Chinese business sector and deputy chief executive officer. From 1995 to 2001, Mr. He worked at China International Water and Electric Corporation, and served in various positions, including deputy chief accountant and managing director. From 1990 to 1995, Mr. He participated in the management of various overseas project in Asia, Africa and Latin America, invested by certain international financial institutions. From 1985 to 1990, Mr. He served as project manager and cooperation director in charge of finance, business affairs at one of Taisei Corporation’s joint venture subsidiaries. From 1983 to 1985, Mr. He worked at China International Water and Electric Corporation, where he was primarily responsible for finance management. Mr. He received a bachelor’s degree in Economics from Shanxi University of Finance & Economics.

Ka Keung Yeung became a director of our company immediately prior to the declaration of effectiveness of the registration statement that includes this annual report. Mr. Yeung is the executive vice president and chief financial officer of Phoenix Satellite Television Company Limited in charge of corporate finance, human resources and administration. He is also the qualified accountant and company secretary of Phoenix Satellite Television Company Limited. Mr. Yeung joined Phoenix Satellite Television Company Limited in March 1996 and has been in charge of all of such company’s internal and external financial management and arrangements, as well as the supervision of administration and personnel matters since that time. Mr. Yeung received a B.A. from the University of Birmingham and remained in the United Kingdom until 1992 after obtaining his qualification as a chartered accountant. Upon returning to Hong Kong, he worked at Hutchison Telecommunications and Star Television Limited in the fields of finance and business development. Mr. Yeung currently serves as an independent director for The9 Limited (NASDAQ:NCTY).

Carson Wen became an independent director of our company immediately prior to the listing of our company. Mr. Wen is a partner at Jones Day, and has more than 30 years of experience in business, corporate and securities law. Mr. Wen is a Justice of the Peace of Hong Kong and was awarded the Bronze Bauhinia Star by the Hong Kong government for his contribution to economic ties between Hong Kong, the PRC and the rest of the world. He is a guest professor of the Law School of Sun Yat-Sen University (Zhongshan University) in Guangzhou, China, a founding and Executive Committee member of the China M&A Association and sits on the board of numerous organizations, including the China Africa Business Council (Hong Kong), and the Pacific Basin Economic Council. He is a member of the Business Advisory Council of the United Nation Economic and Social Commission for Asia and the Pacific (UNESCAP) and the chairman of its Green Business Task Force. He was a deputy of the National People’s Congress of the PRC. Mr. Wen holds a B.A. and M.A. degree in Law from Oxford University, where he was a Younger Prizeman in law at Balliol College, and a B.A. in Economics from Columbia University.

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

Betty Yip Ho joined our company as chief financial officer in October 2013. Ms. Ho has over 20 years of professional experience working for publicly listed companies, and in investment banking and private equity fields in multiple sectors including Internet, TMT, manufacturing and consumer retail. Before joining us, Ms. Ho served as chief financial officer for Rock Mobile Corporations from 2011 to 2013, and chief financial officer and executive director for A8 Digital Music Holdings Limited (HKEx: 800) from 2007 to 2011. From 2001 to 2007, she was the senior vice president at LJ International Inc. (NASDAQ: JADE) responsible for corporate finance, investor relations and mergers and acquisitions. In 1998, Ms. Ho cofounded the Strategic Capital Group, an e-commerce private equity firm.Prior to that, she held management positions in audit and direct investment with Arthur Andersen & Co and United Overseas Bank (UOB) Asia. Ms. Ho received her Bachelor degree of Commerce in Finance from the University of Toronto and is a Certified Public Accountant as well as member of the AICPA and HKICPA.

Ling Jin, our executive vice president, joined our company in February 2010 and was vice president of advertising sales until September 2013. Ms. Jin has over 13 years of professional experience working in China’s Internet and digital advertising industries. Prior to joining us, Ms. Jin was the advertisement general manager of north China region and customer service centre at Renren Inc. (formerly known as Oak Pacific Interactive), in charge of advertising sales for renren.com, mopbaby.com, and donews.com. Prior to that, Ms. Jin held various senior positions in leading digital media companies and advertising agencies, including Yesky.com and Allyes Group. Ms. Jin holds a bachelor degree from Hebei University in China and is currently studying in the EMBA program at the Cheung Kong Graduate School of Business.

B.          Compensation of Directors, Supervisors and Executive Directors

For the year ended December 31, 2013, we paid an aggregate of approximately US$1.7 million in cash to our executive officers and directors.

Share Incentive Plans

In June 2008, we adopted the 2008 share option plan, and in March 2011, we adopted the 2011 restricted share and restricted share unit plan, together, the share incentive plans, to attract and retain the best available personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business. The share incentive plans provide for the grant of options, restricted shares and restricted share units, collectively referred to as “awards.” We have already granted the full number of awards that were authorized under the 2011 restricted share and restricted share unit plan. In June and August 2012, the shareholders of each of Phoenix TV and our company, respectively, approved a refreshment of the total number of Class A ordinary shares which may be issued upon exercise of all options to be granted under the 2008 share option plan and any other share incentive plan of our company (excluding awards previously granted, outstanding, cancelled, lapsed or exercised), or the refreshed limit, thereby authorizing our company to grant additional options to purchase up to 31,410,107 Class A ordinary shares. In 2013, under the refreshed limit, we issued options to purchase 30,732,900 Class A ordinary shares.

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

As of March 31, 2014, 612,500 restricted shares of our company, 2,159,001 contingently issuable shares, options to purchase 36,855,701 Class A ordinary shares, and restricted share units obligating our company to issue and deliver 224,147 Class A ordinary shares are outstanding, and there were 969,807 Class A ordinary shares available for future issuance upon the exercise of future grants under the share incentive plans. The table below sets forth, as of March 31, 2014, the awards that we granted and are outstanding to our directors and executive officers:

Name	Class A Ordinary Shares Underlying Outstanding Awards	Exercise Price or Purchase Price (US$/Share)	Date of Grant	Date of Expiration

Shuang Liu	2,900,000	US$0.4657	May 23, 2013	May 22, 2023
Ya Li	*	US$1.0844	December 10, 2013	December 9, 2023
Betty Yip Ho	2,850,000	US$0.8249	October 08, 2013	October 7, 2023
Ling Jin	—	—	—	—
Total	7,650,000

*                          Less than 1% of our total outstanding Class A ordinary shares.

As of March 31, 2014, other employees in aggregate held awards entitling them to receive 32,298,575 Class A ordinary shares, with exercise prices ranging from US$0 to US$1.3100 per Class A ordinary share. We granted awards to our employees under the share incentive plans in November 2008, July 2009, September 2009, January 2010, July 2010, March 2011, March 2013, May 2013, October 2013, December 2013 and March 2014.

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

Compensation Committee. Our compensation committee consists of Shuang Liu, Daguang He, Jerry J. Zhang and Carson Wen. Our board of directors has determined that each of Jerry J. Zhang and Carson Wen satisfies the “independence” requirements of Section 303A of the NYSE Manual. Shuang Liu is the chairman of our compensation committee. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee. Our corporate and nominating committee consists of Keung Chui, Shuang Liu and Carson Wen. Our board of directors has determined that Carson Wen satisfies the “independence” requirements of Section 303A of the NYSE Manual. Keung Chui is the chairman of our corporate governance and nominating committee. Our corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office in accordance with the articles of association, which provide that at each annual general meeting, one-third of the directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation provided that the chairman of the board and/or the managing director of the Company shall not, whilst holding such office, be subject to retirement by rotation or be taken into account in determining the number of directors to retire in each year. A retiring director shall be eligible for re-election. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind. No benefits are payable to members of the board upon termination of their relationship with us.

D.                     Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E.                     Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2014:

•          each of our directors and executive officers; and

•          each person known to us to own beneficially more than 5% of each class of our ordinary shares.

The calculations in the tables below assume there are 284,014,925 Class A ordinary shares and 317,325,360 Class B ordinary shares, outstanding as of March 31, 2014. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this annual report on Form 20-F, including through the exercise of any option, the vesting of any contingently issuable share, restricted share, restricted share unit or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A Ordinary Shares Beneficially Owned
	Number	%(1)
Class A ordinary shares
Keung Chui	—	—
Shuang Liu(2)	10,737,000	3.8
Ya Li(3)	10,146,400	3.6
Daguang He	—	—
Ka Keung Yeung	—	—
Carson Wen	—	—
Jerry J. Zhang	—	—
Betty Yip Ho(4)	—	—
Ling Jin	*	*
All Directors and Executive Officers as a Group (5)	21,028,400	7.4
Principal Shareholders:
Morningside China TMT Fund I, L.P. (6)	62,400,000	22.0
Wellington Management Company, LLP(7)	30,571,456	10.8
Point72 Asset Management, L.P., Point72 Capital Advisors Inc., Cubist Systematic Strategies LLC and Steven A. Cohen(8)	17,125,448	6.0

*                          Less than 1% of our total outstanding Class A ordinary shares.

(1)                  Percentages disclosed are with respect to Class A ordinary shares.

(2)                  Represents 10,737,000 Class A ordinary shares, including 8,120,000 Class A ordinary shares in the form of ADSs.

(3)                  Represents 10,146,400 Class A ordinary shares, including 6,926,400 Class A ordinary shares in the form of ADSs.

(4)                  Represents options to purchase Class A ordinary shares.

(5)                  Represents 21,028,400 Class A ordinary shares, including 15,191,400 Class A ordinary shares in the form of ADSs.

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

(7)                  Information based on the Schedule 13G filed on April 10, 2014 by Wellington Management Company, LLP. The principal business office of Wellington Management Company, LLP is 280 Congress Street, Boston, Massachussetts 02210.

(8)                  Information based on the Schedule 13G filed on April 8, 2014 by Point72 Asset Management, L.P. with respect to ADSs held by certain investment funds it manages, (ii) Point72 Capital Advisors, Inc. with respect to ADS held by certain investment funds managed by Point72 Asset Management, (iii) Cubist Systematic Strategies, LLC with respect to ADS held by certain investment funds it manages, and (iv) Steven A. Cohen with respect to shares beneficially owned by Point72 Asset Management, L.P., Point72 Capital Advisors Inc., and Cubist Systematic Strategies LLC. Represents 17,125,448 Class A ordinary shares held in the form of ADSs. The address of the principal business office of (i) Point72 Asset Management, L.P., a Delaware limited partnership, Point72 Capital Advisors Inc., a Delaware Corporation, and Mr. Cohen, a U.S. citizen, is 72 Cummings Point Road, Stamford, CT 06902, and (ii) Cubist Systematic Strategies LLC, a Delaware limited liability company, is 330 Madison Avenue, New York, NY 10173.

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

As of March 31, 2014, 276,399,336 Class A ordinary shares or 97.3% of our outstanding Class A ordinary shares in the form of ADSs are held by one record holder in the United States, Deutsche Bank Trust Company Americas. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

Holders of Class A ordinary shares are entitled to one vote per share, while the holder of Class B ordinary shares are entitled to 1.3 votes per share. Our major shareholders have the same voting rights as our other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.                 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                     Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership”

B.                     Related Party Transactions

Phoenix TV, through its wholly owned subsidiary, is our controlling shareholder, with beneficial ownership and voting power of 52.8% and 59.2%, respectively, of our outstanding ordinary shares as of March 31, 2014. Phoenix TV has the power acting alone to approve any action requiring a vote of the majority of our ordinary shares.

Transactions Related to Our Corporate Structure

To comply with the applicable PRC laws, rules and regulations, we conduct our operations in China through contractual arrangements between our wholly owned PRC subsidiaries, Fenghuang On-line, and our affiliated consolidated entities. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Affiliated Consolidated Entities.”

After entering into these contractual arrangements, we made a payment of RMB7.9 million to the shareholders of our affiliated consolidated entities in order to repay them for their initial funding of the paid-up capital of these entities.

Transactions and Agreements with Phoenix TV and Certain of its Subsidiaries

Phoenix TV Cooperation Agreement and Phoenix TV Content License Agreements

Fenghuang On-line entered into a Content, Branding, Promotion and Technology Cooperation Agreement, or the Phoenix TV Cooperation Agreement, with Phoenix TV on November 24, 2009, certain terms of which were amended pursuant to a supplemental agreement entered into by the parties on March 28, 2011. Pursuant to the Phoenix TV Cooperation Agreement, Phoenix TV agreed to procure and procured its subsidiaries, Phoenix Satellite Television Company Limited and Phoenix Satellite Television Trademark Limited, respectively, to enter into content license agreements, or the Content License Agreements, and trademark license agreements, or the Trademark License Agreements, with each of our affiliated consolidated entities. Fenghuang On-line agreed to provide Phoenix TV with our proprietary text, image, sound and video content. In addition, Fenghuang On-line and Phoenix TV agreed to promote one another’s brand and content on their respective new media and TV platforms. The Phoenix TV Cooperation Agreement, as amended, will expire in March 2016. As compensation for the rights granted to Fenghuang On-line under the agreement, Fenghuang On-line is obligated to pay Phoenix TV an annual service fee in the amount of RMB1.6 million for the first year of the agreement, which incrementally increases by 25% for each subsequent year of the agreement. The annual service payment to Phoenix TV for 2013 is RMB3.1 million. Fenghuang On-line must also pay to Phoenix TV 50% of the after-tax revenues Tianying Jiuzhou earns from sublicensing Phoenix TV’s video content to third parties. In the event that Phoenix TV’s indirect voting interest in Fenghuang On-line falls to 50% or below, Phoenix TV has the right to amend the annual service fee, provided that it may not be raised to more than 500% of the original annual service fee. If Phoenix TV’s beneficial ownership stake in us decreases to 35% or below, Phoenix TV has the right to immediately terminate or renegotiate the Phoenix TV Cooperation Agreement.

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

Costs for content production provided to us by Phoenix TV Group were RMB4.9 million, RMB3.2 million and RMB3.5 million (US$0.6 million) in 2011, 2012 and 2013, respectively. Costs for data line services provided to us by Phoenix TV Group were RMB0.4 million, RMB0.4 million and RMB0.4 million (US$0.1 million) in 2011, 2012 and 2013, respectively. We were charged by Phoenix TV Group for advertising and promotion expenses of RMB0.7 million, RMB0.9 million and RMB1.0 million (US$0.2 million) in 2011, 2012 and 2013, respectively. Expenses for technical support services provided to us by Phoenix TV Group were RMB0.5 million, nil, and nil in 2011, 2012 and 2013, respectively. We were also charged corporate administrative expenses by Phoenix TV Group in the total amounts of RMB1.1 million, RMB0.6 million and RMB0.4 million (US$0.1 million) in 2011, 2012 and 2013, respectively.

We provided joint advertising campaign solutions together with Phoenix TV Group to Phoenix TV Group’s advertisers for which Phoenix TV Group paid us RMB21.6 million, RMB29.8 million and RMB28.9 million (US$4.8 million) in 2011, 2012 and 2013, respectively. We also recognized paid service revenues of RMB2.4 million, nil and nil from Phoenix TV Group for online promotion solutions in 2011, 2012 and 2013, respectively.

As of December 31, 2011, 2012 and 2013, we had accounts due from Phoenix TV Group in the amounts of nil, RMB5.1 million and RMB52.0 million (US$8.6 million), respectively, and accounts due to Phoenix TV Group in the amounts of RMB3.9 million, nil and RMB20.8 million (US$3.4 million), respectively.

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

Cooperation Agreement with China Mobile Communication Corporation

China Mobile Communication Corporation, or China Mobile, is a shareholder of our parent company, Phoenix TV. As of March 31, 2014, China Mobile held 19.7% of the outstanding shares of Phoenix TV. In each of 2011, 2012 and 2013, Tianying Jiuzhou entered into a cooperation agreement with China Mobile Communication Corporation, together, the China Mobile Cooperation Agreements. Pursuant to the China Mobile Cooperation Agreements, Tianying Jiuzhou agreed to produce certain MMS content exclusively for China Mobile to be used in China Mobile’s mobile newspaper service offerings, and China Mobile agreed to pay fees of RMB58.8 million, RMB58.8 million and RMB52.8 million for such content purchased by China Mobile during the period covering 2011 to 2013. Tianying Jiuzhou has also granted to China Mobile non-exclusive sub-licenses under the China Mobile Cooperation Agreements to use certain trademarks of Phoenix TV in China, and has agreed to co-host certain offline events with China Mobile free of charge.

We obtained revenues for our paid services through China Mobile of RMB442.7 million,  RMB429.1 million and RMB413.4 million (US$68.3 million) in 2011, 2012 and 2013, respectively. We earned revenues from China Mobile for advertising services of RMB4.6 million, RMB5.7 million and RMB16.2 million (US$2.7 million) in 2011, 2012 and 2013, respectively. We incurred revenue sharing and bandwidth costs in connection with MVAS provided through China Mobile’s platform in the amounts of RMB68.5 million, RMB64.0 million and RMB72.6 million (US$12.0 million) in 2011, 2012 and 2013, respectively.

As of December 31, 2011, 2012 and 2013, we had accounts receivable from China Mobile in the amounts of RMB63.9 million, RMB58.5 million and RMB73.1 million (US12.1 million), respectively, and accounts due to China Mobile in the amounts of nil, RMB1.8 million and RMB 0.2 million (US$0.04 million), respectively.

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China, which in turn relies on the payments received from our affiliated consolidated entities in China pursuant to the contractual arrangements that established our corporate structure. Current PRC laws, rules and regulations permit our PRC subsidiaries to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are required to set aside a certain amount of their accumulated after-tax profits each year to fund statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

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

	Market Price for Each ADS
	High	Low
	US$	US$
Annual highs and lows
2011	15.09	4.20
2012	7.80	2.88
2013	13.38	3.39
Quarterly highs and lows
Second quarter 2011	15.09	7.96
Third quarter 2011	10.75	4.76
Fourth quarter 2011	7.34	4.20
First quarter 2012	7.77	5.39
Second quarter 2012	7.8	4.26
Third quarter 2012	4.78	3.35
Fourth quarter 2012	3.89	2.88
First quarter 2013	4.25	3.39
Second quarter 2013	5.89	3.40
Third quarter 2013	12.57	5.03
Fourth quarter 2013	13.38	8.08
First quarter 2014	13.58	8.75
Second quarter 2014 (through April 22, 2014)	11.40	9.00
Monthly highs and lows
October 2013	13.38	8.08
November 2013	10.83	8.67
December 2013	9.95	8.51
January 2014	11.65	9.39
February 2014	12.20	8.75
March 2014	13.58	9.57
April 2014 (through April 22)	11.40	9.00

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

D.                     Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Foreign Exchange Control and Administration.”

E.                     Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the Government of the Cayman Islands that are likely to be material to holders of ADSs or Class A ordinary shares except for stamp duties which may be applicable on instruments executed in, or after execution brought into, the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Under the EIT Law and implementation regulations issued by the State Council, PRC withholding tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. The implementation regulations of the EIT Law set forth that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered a PRC “resident enterprise,” dividends we pay to our non-PRC enterprise investors with respect to our Class A ordinary shares or ADSs, or the gain our non-PRC enterprise investors may realize from the transfer of our Class A ordinary shares or ADSs, may be treated as income derived from sources within the PRC and be subject to PRC tax. In addition, it is unclear whether our non-PRC individual investors would be subject to any PRC tax in the event we are deemed a “PRC resident enterprise.” If any PRC tax were to apply to such dividends or gains of non-PRC individual investors, it would generally apply at a tax rate of 20%. Furthermore, it is unclear whether, if we are considered a PRC “resident enterprise,” holders of our Class A ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

Material United States Federal Income Tax Consequences

The following summary describes material United States federal income tax consequences of the ownership and disposition of our ADSs and Class A ordinary shares as of the date hereof. The discussion is applicable only to United States Holders (as defined below) who hold our ADSs or Class A ordinary shares as capital assets (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). As used herein, the term “United States Holder” means a beneficial owner of an ADS or ordinary share that is for United States federal income tax purposes:

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

In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us (as described above under “—Taxation of Dividends”) if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will generally be required to file Internal Revenue Service Form 8621 if you hold our ADSs or Class A ordinary shares in any year in which we are classified as a PFIC.

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

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of our ADSs because they are listed on the New York Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that our ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that only our ADSs and not our Class A ordinary shares are listed on the New York Stock Exchange. Consequently, if you are a holder of our Class A ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are, or become, a PFIC.

If you make an effective mark-to-market election, you will include in each taxable year that we are a PFIC, as ordinary income, the excess of the fair market value of our ADSs held by you at the end of the year over your adjusted tax basis in our ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in our ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC, any gain you recognize upon the sale or other disposition of our ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for our ADSs or Class A ordinary shares and your tax basis in such ADSs or Class A ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. However, in the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law and PRC tax is imposed on any gain from the sale or exchange of our ADSs or Class A ordinary shares, a United States Holder eligible for the benefits of the income tax treaty between the United States and the PRC may be able to elect to treat such gain as PRC-source income. You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

Information Reporting and Backup Withholding

Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, an individual United States Holder may be required to submit to the Internal Revenue Service certain information reporting with respect to his or her beneficial ownership of our ADSs or Class A ordinary shares, unless such ADSs were held on his or her behalf by a United States financial institution. This law also imposes penalties if an individual United States Holder is required to submit such information to the Internal Revenue Service and fails to do so.

Moreover, information reporting will apply to dividends in respect of our ADSs or Class A ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Backup withholding is not a tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service. You should consult your tax advisors regarding the application of the United States information reporting and backup withholding rules to your particular circumstances.

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

The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this annual report.

I.                         Subsidiary Information

Not applicable.

ITEM 11.                           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration risk

We depend on China Mobile, which is a shareholder of Phoenix TV, for a significant portion of our business. The revenues generated from advertising and paid services we provided through China Mobile for the years ended December 31, 2011, 2012 and 2013 were RMB447.3 million, RMB434.8 million and RMB429.6 million (US$71.0 million), respectively, which accounted for 47.1%,  39.1% and 30.2% of our total revenue in the respective years.

We had accounts receivable from China Mobile as of December 31, 2012 and 2013 of RMB58.5 million and RMB73.1 million (US$12.1 million), respectively, which are included on our balance sheets as “Amounts due from related parties.” Apart from China Mobile, we have no other customer with revenues or accounts receivable accounting for over 10% of our total revenues or total account receivables, respectively.

Credit risk

Our credit risk arises from cash and cash equivalents, term deposits, restricted cash, as well as credit exposures to receivables due from our customers, related parties and other parties.

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

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 5.4%, 2.6% and 2.6% in 2011, 2012 and 2013, respectively. The year-over-year percent changes in the Consumer Price Index for January 2011, 2012 and 2013 were increases of 4.9%, 4.5% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. We do not anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Currency Risk

Substantially all our revenues and expenses are denominated in Renminbi. We have not had any material foreign exchange gains or losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars relative to the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars. Furthermore, a decline in the value of the Renminbi could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our subsidiaries and PRC-incorporated affiliates in China. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our reported financial results in U.S. dollar terms. As of December 31, 2013, we had RMB denominated cash and cash equivalents, restricted cash and term deposits totaling RMB1.3 billion, and U.S. dollar denominated cash and cash equivalents of US$24.9 million. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Fluctuations in exchange rates of the Renminbi could materially affect our reported results of operations.”

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

Payments by Depositary

As of March 31, 2014, we had received total payments of US$0.9 million from Deutsche Bank Trust Company Americas, the depositary bank for our ADR program for reimbursement of investor relations expenses and other program related expenses.

PART II

ITEM  13.                        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2011, 2012 and 2013.

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

As of December 31, 2013, we had used a portion of the net proceeds received from our initial public offering, which consisted of US$24.8 million used for general corporate purposes, and US$20.0 million for share repurchases and related transaction costs. We intend to use the remainder of our initial public offering proceeds for share repurchases, content acquisition and production, product development and technology infrastructure, marketing and sales, other general corporate purposes, including potential facilities upgrade, and for potential acquisitions although we are not currently negotiating any acquisition transactions.

ITEM 15.                           CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2013, an evaluation has been carried out under the supervision and with the participation of our senior management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding the required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon the Company’s evaluation, our senior management has concluded that, as of December 31, 2013, our disclosure controls and procedures were effective.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2013 using the criteria set forth in the report ‘‘Internal Control—Integrated Framework(1992)’’ published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2013.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their attestation report which appears in this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

We maintain a system of internal control over financial reporting that is designed to provide reasonable assurance that our books and records accurately reflect our transactions and that our established policies and procedures are followed. As required by Rule 13a-15(d), under the Exchange Act, our management, including our chief executive officer, president and our chief financial officer, has also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.                  PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Zhong Tian LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2013, for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, for the years indicated.

	For the Years Ended December 31,
	2012	2013
	(In thousands of US dollars)
Audit Fees(1)	1,022	962
Tax Fees(2)	10	59
All Other Fees(3)	155	60
Total	1,187	1,081

(1)                  Audit fees consist of fees associated with the annual audit, reviews of our quarterly financial statements and related statutory and regulatory filings. For 2013, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(2)                  Tax fees include fees billed for tax compliance and tax advice services.

(3)                  All other fees comprise fees for all other services provided by PricewaterhouseCoopers Zhong Tian LLP, other than those services covered in footnotes (1) to (2) above.

Pre-Approval Policies and Procedures

Our audit committee is responsible for the oversight of our independent accountants’ work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, audit-related services, tax services and other services, as described above.

All audit and non-audit services performed by PricewaterhouseCoopers Zhong Tian LLP must be pre-approved by the Audit Committee.

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

The table below is a summary of the ADSs repurchased by us during 2013.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans or Programs
		US$		US$
January 1, 2013 — January 31, 2013	4,500	3.49	2,278,195	11,694,225
Feberary 1, 2013 — Feberary 28, 2013	900	3.64	2,279,095	11,690,948
March 1, 2013 — March 31, 2013	212,557	4.02	2,491,652	10,837,484
April 1, 2013 — April 30, 2013	680,274	3.87	3,171,926	8,201,440
May 1, 2013 — May 31, 2013	511,358	4.27	3,683,284	6,015,389
June 1, 2013 — June 30, 2013	932,418	5.35	4,615,702	1,023,892
July 1, 2013 — July 31, 2013	182,567	5.61	4,798,269	—
2013 Total	2,524,574

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

*4.28

Schedule of material differences between the Cooperation Agreement, dated as of April 22, 2013, between China Mobile Communications Corporation and Beijing Tianying Jiuzhou Network Technology Co., Ltd., the Cooperation Agreement, dated as of July 8, 2012, between China Mobile Communications Corporation and Beijing Tianying Jiuzhou Network Technology Co., Ltd. and the Cooperation Agreement, dated as of February 14, 2011, between China Mobile Communications Corporation and Tianying Jiuzhou (incorporated by reference Exhibit 10.25 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

*8.1	List of Subsidiaries

11.1

Code of Business conduct and Ethics of the Registrant (incorporated by reference Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2022

*13.2	Certification of our Chief Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Public Accounting Firm

*15.2	Consent of Zhong Lun Law Firm

101.INS	XBRL Instance Document. **

101.SCH	XBRL Taxonomy Extension Schema Document. **

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document. **

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document. **

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document. **

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document. **

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

Phoenix New Media Limited

By:	/s/ Betty Yip Ho
Name:
	Title:	Chief Financial Officer

Date:  April 25, 2014

Phoenix New Media Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Phoenix New Media Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of shareholders’ equity/(deficit) and of cash flows present fairly, in all material respects, the financial position of Phoenix New Media Limited (the “Company”) and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2013 and 2012). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 25, 2014

Phoenix New Media Limited

Consolidated Balance Sheets

(Amounts in thousands, except for number of shares and per share data)

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$ (Note 2d)
ASSETS
Current assets:
Cash and cash equivalents	916,169	1,308,138	216,089
Restricted cash	—	10,000	1,652
Term deposits	235,000	93,672	15,474
Accounts receivable, net	280,987	353,379	58,374
Amounts due from related parties	63,811	125,158	20,675
Prepayment and other current assets	42,557	27,911	4,610
Deferred tax assets	17,504	22,779	3,763
Total current assets	1,556,028	1,941,037	320,637
Non-current assets:
Property and equipment, net	102,547	95,126	15,714
Intangible assets, net	9,488	7,919	1,308
Other non-current assets	13,104	12,678	2,094
Total non-current assets	125,139	115,723	19,116
Total assets	1,681,167	2,056,760	339,753
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the Company of RMB269,152 and RMB381,897 (US$63,085) as of December 31, 2012 and 2013, respectively. Note 1):
Accounts payable	154,637	218,604	36,111
Amounts due to related parties	1,806	21,034	3,475
Advances from customers	5,884	10,732	1,773
Taxes payable	40,156	58,140	9,604
Salary and welfare payable	63,631	98,831	16,326
Accrued expenses and other current liabilities	40,717	62,153	10,267
Total current liabilities	306,831	469,494	77,556
Long-term liabilities (including amounts of the consolidated VIEs without recourse to the Company of RMB7,996 and RMB12,231 (US$2,020) as of December 31, 2012 and 2013, respectively. Note 1)	7,996	12,231	2,020
Total liabilities	314,827	481,725	79,576
Commitments and contingencies (Note 18)
Shareholders’ equity:
Phoenix New Media Limited shareholders’ equity:
Class A ordinary shares (US$0.01 par value, 680,000,000 shares authorized; 299,408,949 and 282,578,957 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	19,575	18,530	3,061
Class B ordinary shares (US$0.01 par value, 320,000,000 shares authorized; 317,325,360 and 317,325,360 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	22,053	22,053	3,643
Additional paid-in capital	1,785,597	1,734,993	286,600
Treasury stock (40,800 and nil shares as of December 31, 2012 and 2013, respectively)	(112)	—	—
Statutory reserves	31,985	50,330	8,314
Accumulated deficit	(455,810)	(194,601)	(32,146)
Accumulated other comprehensive loss	(36,948)	(60,127)	(9,932)
Total Phoenix New Media Limited shareholders’ equity	1,366,340	1,571,178	259,540
Noncontrolling interests	—	3,857	637
Total shareholders’ equity	1,366,340	1,575,035	260,177
Total liabilities and shareholders’ equity	1,681,167	2,056,760	339,753

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Comprehensive Income

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	For the Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Revenues(1):
Net advertising revenues	465,824	610,160	863,737	142,679
Paid service revenues	484,768	500,844	560,738	92,627
Total revenues	950,592	1,111,004	1,424,475	235,306
Cost of revenues(1)	(554,676)	(631,299)	(696,355)	(115,030)
Gross profit	395,916	479,705	728,120	120,276
Operating expenses(1):
Sales and marketing expenses	(164,082)	(197,038)	(273,399)	(45,162)
General and administrative expenses	(77,078)	(106,736)	(97,849)	(16,164)
Technology and product development expenses	(69,021)	(91,292)	(108,683)	(17,953)
Total operating expenses	(310,181)	(395,066)	(479,931)	(79,279)
Income from operations	85,735	84,639	248,189	40,997
Other income:
Interest income	9,682	32,869	32,775	5,414
Foreign currency exchange gain	19,343	1,897	19,687	3,252
Others, net	2,861	4,931	14,960	2,471
Income before tax	117,621	124,336	315,611	52,134
Income tax expense	(15,146)	(16,977)	(37,588)	(6,209)
Net income	102,475	107,359	278,023	45,925
Net loss attributable to noncontrolling interests	—	—	1,531	253
Net income attributable to Phoenix New Media Limited	102,475	107,359	279,554	46,178
Accretion to convertible redeemable preferred share redemption value	(773,623)	—	—	—
Income allocation to participating preferred shares	(6,172)	—	—	—
Net (loss)/income attributable to ordinary shareholders	(677,320)	107,359	279,554	46,178
Net income	102,475	107,359	278,023	45,925
Other comprehensive loss, net of tax: foreign currency translation adjustment	(33,968)	(1,979)	(23,179)	(3,829)
Comprehensive income	68,507	105,380	254,844	42,096
Comprehensive loss attributable to noncontrolling interests	—	—	1,531	253
Comprehensive income attributable to Phoenix New Media Limited	68,507	105,380	256,375	42,349
Net (loss)/income attributable to ordinary shareholders	(677,320)	107,359	279,554	46,178
Net (loss)/income per Class A and Class B ordinary share:
Basic	(1.30)	0.17	0.46	0.08
Diluted	(1.30)	0.17	0.45	0.07
Net (loss)/income per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	(10.44)	1.38	3.69	0.61
Diluted	(10.44)	1.33	3.59	0.59
Weighted average number of Class A and Class B ordinary shares used in computing net (loss)/income per share:
Basic	519,227,660	624,010,270	605,988,397	605,988,397
Diluted	519,227,660	643,748,146	622,420,459	622,420,459

(1)         Revenues, cost of revenues and operating expenses include transactions with related parties as follows:

Net advertising revenues	26,201	35,438	45,127	7,454
Paid service revenues	445,096	429,125	413,407	68,290
Cost of revenues	(73,833)	(67,481)	(76,491)	(12,635)
Sales and marketing expenses	(663)	(916)	(1,040)	(172)
General and administrative expenses	(1,139)	(646)	(404)	(67)
Technology and product development expenses	(533)	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Shareholders’ Equity/(Deficit)

(Amount in thousands, except for number of shares)

	Phoenix New Media Limited Shareholders’ Equity
									Accumulated
							Additional		other			Total
	Class A ordinary shares		Class B ordinary shares		Treasury stock		paid-in	Statutory	comprehensive	Accumulated	Noncontrolling	shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	loss	deficit	interests	equity/(deficit)
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2010	43,497,237	2,901	320,000,000	22,239	—	—	—	10,314	(1,001)	(129,411)	—	(94,958)
Issuance of ordinary shares upon initial public offering (“IPO”), net of issuance costs	107,321,000	6,984	—	—	—	—	853,737	—	—	—	—	860,721
Conversion of series A convertible redeemable preferred shares upon IPO	130,000,000	8,464	—	—	—	—	1,155,342	—	—	—	—	1,163,806
Conversion of ordinary shares in the assured entitlement distribution	2,674,640	186	(2,674,640)	(186)	—	—	—	—	—	—	—	—
Issuance of restricted shares	19,008,200	1,238	—	—	—	—	(1,238)	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	66,092	—	—	—	—	66,092
Issuance of ordinary shares upon settlement of share-based awards	3,600,000	228	—	—	—	—	414	—	—	—	—	642
Shareholders’ contribution related to waiver of short-term loan by Phoenix TV Group	—	—	—	—	—	—	15,596	—	—	—	—	15,596
Appropriation to statutory reserves	—	—	—	—	—	—	—	14,333	—	(14,333)	—	—
Accretion to series A convertible redeemable preferred shares redemption	—	—	—	—	—	—	(259,061)	—	—	(514,562)	—	(773,623)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(33,968)	—	—	(33,968)
Net income	—	—	—	—	—	—	—	—	—	102,475	—	102,475
Balance as of December 31, 2011	306,101,077	20,001	317,325,360	22,053	—	—	1,830,882	24,647	(34,969)	(555,831)	—	1,306,783
Share-based compensation	—	—	—	—	—	—	6,759	—	—	—	—	6,759
Issuance of ordinary shares upon settlement of share-based awards	11,456,632	723	—	—	—	—	(123)	—	—	—	—	600
Repurchase of ordinary shares	—	—	—	—	(18,189,560)	(52,466)	—	—	—	—	—	(52,466)
Cancellation of repurchased ordinary shares	(18,148,760)	(1,149)	—	—	18,148,760	52,354	(51,921)	—	—	—	—	(716)
Appropriation to statutory reserves	—	—	—	—	—	—	—	7,338	—	(7,338)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(1,979)	—	—	(1,979)
Net income	—	—	—	—	—	—	—	—	—	107,359	—	107,359
Balance as of December 31, 2012	299,408,949	19,575	317,325,360	22,053	(40,800)	(112)	1,785,597	31,985	(36,948)	(455,810)	—	1,366,340
Share-based compensation	—	—	—	—	—	—	16,723	—	—	—	—	16,723
Issuance of ordinary shares upon settlement of share-based awards	4,707,400	291	—	—	—	—	228	—	—	—	—	519
Repurchase of ordinary shares	—	—	—	—	(20,196,592)	(72,611)	—	—	—	—	—	(72,611)
Cancellation of repurchased ordinary shares	(20,237,392)	(1,256)	—	—	20,237,392	72,723	(72,247)	—	—	—	—	(780)
Cancellation of restricted shares	(1,300,000)	(80)	—	—	—	—	80	—	—	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	—	—	18,345	—	(18,345)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(23,179)	—	—	(23,179)
Capital contribution received from noncontrolling shareholders	—	—	—	—	—	—	4,612	—	—	—	5,388	10,000
Net income	—	—	—	—	—	—	—	—	—	279,554	(1,531)	278,023
Balance as of December 31, 2013	282,578,957	18,530	317,325,360	22,053	—	—	1,734,993	50,330	(60,127)	(194,601)	3,857	1,575,035
Balance as of December 31, 2013 (in US$)		3,061		3,643		—	286,600	8,314	(9,932)	(32,146)	637	260,177

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	102,475	107,359	278,023	45,925
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	66,092	6,759	16,723	2,762
Provision for allowance for doubtful accounts	11,926	25,902	2,590	428
Depreciation and amortization expense	12,292	21,130	31,465	5,198
Deferred income tax	(11,318)	(5,573)	(5,275)	(871)
Loss on disposal of property and equipment	2	486	1,003	166
Foreign currency exchange gain	(19,343)	(1,897)	(19,687)	(3,252)
Changes in operating assets and liabilities:
Accounts receivable	(136,980)	(104,792)	(74,982)	(12,386)
Prepayment and other current assets	(26,713)	12,603	6,439	1,064
Amounts due from related parties	(47,901)	577	(61,347)	(10,134)
Note receivable	1,150	—	—	—
Other non-current assets	(9,645)	(976)	426	70
Accounts payable	66,795	27,135	69,493	11,479
Advance from customers	(590)	(1,307)	4,848	801
Salary and welfare payable	19,055	18,512	35,200	5,815
Taxes payable	25,852	4,334	17,984	2,971
Amounts due to related parties	(21,843)	(2,083)	19,228	3,176
Accrued expenses and other current liabilities	31,310	(1,081)	21,436	3,541
Long-term liabilities	2,021	2,492	4,235	700
Net cash provided by operating activities	64,637	109,580	347,802	57,453
Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(33,477)	(79,583)	(29,238)	(4,830)
Placement of term deposits	(1,560,002)	(1,221,801)	(186,407)	(30,792)
Maturity of term deposits	775,979	1,772,414	327,309	54,068
Cash received from liquidation of PHOENIXi	14,300	—	—	—
Net cash (used in)/provided by investing activities	(803,200)	471,030	111,664	18,446
Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon IPO	893,098	—	—	—
Proceeds from exercise of stock options	183	1,050	519	86
Payment of IPO related expenses	(30,101)	—	—	—
Repurchase of ordinary shares	—	(52,752)	(65,198)	(10,770)
Prepayment for share repurchases	—	(8,408)	—	—
Net cash provided by/(used in) financing activities	863,180	(60,110)	(64,679)	(10,684)
Effect of exchange rate changes on cash and cash equivalents	(14,624)	(1,497)	(2,818)	(466)
Net increase in cash and cash equivalents	109,993	519,003	391,969	64,749
Cash and cash equivalents at the beginning of the year	287,173	397,166	916,169	151,340
Cash and cash equivalents at the end of the year	397,166	916,169	1,308,138	216,089
Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	13,518	15,968	19,598	3,237
Supplemental disclosures of non-cash investing and financing activities:
Conversion of series A convertible redeemable preferred shares into ordinary shares	1,163,806	—	—	—
Short-term loan waived by Phoenix TV Group	15,596	—	—	—
Issuance of ordinary shares upon vesting of restricted share units	1,314	348	72	12
Purchase of property and equipment and intangible assets included in accounts payable	—	7,406	2,034	336
Restricted cash related to capital contribution financed by noncontrolling shareholders	—	—	10,000	1,652

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

1. Organization and Principal Activities

Phoenix New Media Limited (“PNM”, or the “Company”) was incorporated in the Cayman Islands on November 22, 2007 by Phoenix Satellite Television (B.V.I.) Holding Limited (the “Parent”), a subsidiary of Phoenix Satellite Television Holdings Ltd. (the “Phoenix TV”). Phoenix TV, its subsidiaries and variable interest entities (“VIEs”) are collectively referred to as the Phoenix TV Group. As of December 31, 2013, the Company had seven subsidiaries, two VIEs for which a subsidiary of the Company is the primary beneficiary, and five subsidiaries of a VIE. The Company, its subsidiaries, VIEs and subsidiaries of one of the VIEs are hereinafter collectively referred to as the “Group”. The Group generates revenues from providing advertising services on its websites and paid services, which include mobile value-add services (“MVAS”) and games and others. The VIEs, each of which is owned by two People’s Republic of China (“PRC”) citizens, hold the necessary licenses and approvals to operate Internet-related businesses in the PRC. In addition, the VIEs are in the process of applying for certain licenses for the operations of their businesses, including Internet audio-visual program transmission license and Internet news license.

The details of the subsidiaries, VIEs and the subsidiaries of one of the VIEs as of December 31, 2013 are set out below:

			Percentage
			of Direct or
			Indirect
	Place of	Date of	Economic	Principal
Name	Incorporation	Incorporation	Ownership	Activity
Direct subsidiaries:
Phoenix Satellite Television Information Limited	British Virgin Islands (“BVI”)	September 1, 1999	100%	Investment holding
Phoenix New Media (Hong Kong) Company Limited	Hong Kong	February 24, 2011	100%	Advertising
Phoenix FM Limited	Cayman Islands	August 29, 2013	100%	Investment holding
Indirect subsidiaries:
Fenghuang On-line (Beijing) Information Technology Co., Ltd. (“Fenghuang On-line”)	PRC	December 20, 2005	100%	Technical consulting
Beijing Fenghuang Yutian Software Technology Co., Ltd. (“Fenghuang Yutian”)	PRC	June 15, 2012	100%	Software development
Fenghuang Feiyang (Beijing) New Media Information Technology Co., Ltd. (“Fenghuang Feiyang”)	PRC	October 25, 2013	100%	Technical consulting
Phoenix FM (Hong Kong) Company Limited	Hong Kong	October 24, 2013	100%	Investment holding
VIEs:
Beijing Tianying Jiuzhou Network Technology Co., Ltd. (“Tianying Jiuzhou”)	PRC	April 18, 2000	100%	Advertising, MVAS, and games and others
Yifeng Lianhe (Beijing) Technology Co., Ltd. (“Yifeng Lianhe”)	PRC	June 16, 2006	100%	MVAS
Direct subsidiaries of Tianying Jiuzhou:
Beijing Tianying Chuangzhi Advertising Co., Ltd. (“Tianying Chuangzhi”)	PRC	February 8, 2010	100%	Advertising
Beijing Jirong Wenhua Culture Communication Co., Ltd. (“Jirong Wenhua”)	PRC	June 1, 2012	100%	Publishing
Tianjin Fenghuang Mingdao Culture Communication Co., Ltd. (“Fenghuang Mingdao”)	PRC	May 24, 2013	100%	Advertising
Beijing Fenghuang Tianbo Network Technology Co., Ltd. (“Fenghuang Tianbo”)	PRC	May 31, 2013	51%	Advertising
Beijing Tianying Chuangzhan Culture Communication Co., Ltd. (“Tianying Chuangzhan”)	PRC	July 29, 2013	100%	Advertising

In order to comply with Chinese laws and regulations that prohibit or restrict foreign ownership of companies that operate Internet content and advertising businesses, for the years presented prior to December 31, 2009, Fenghuang On-line has entered into technical service agreement (“Service Agreement”) with Tianying Jiuzhou, the PRC legal entity that has the licenses to operate such businesses, and was effectively absorbing the majority of Tianying Jiuzhou’s residual returns and expected losses.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

1. Organization and Principal Activities (Continued)

The paid-in capital of Yifeng Lianhe, which also has licenses to operate Internet content businesses in PRC, was loaned by Tianying Jiuzhou. Through the aforementioned activities, Tianying Jiuzhou and Yifeng Lianhe are considered VIEs in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Fenghuang On-line is entitled to substantially all the economic risks and rewards associated with Tianying Jiuzhou and Yifeng Lianhe, and is the primary beneficiary of these entities. On December 31, 2009, a series of agreements (the “Contractual Agreements”) were entered into among Fenghuang On-line, Tianying Jiuzhou, Yifeng Lianhe and the VIEs’ legal shareholders. Fenghuang On-line also repaid the paid-in-capital of Tianying Jiuzhou to its legal shareholders amounted to RMB7.9 million upon entering into the Contractual Agreements in 2010.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

1. Organization and Principal Activities (Continued)

The Group has evaluated the relationship among the Company, Fenghuang On-line and the VIEs in accordance with U.S. GAAP. Pursuant to the voting right entrustment agreements, the Company has obtained power, as granted to the legal shareholders by the applicable PRC law and under the articles of association of the VIEs, to direct all significant activities of the VIEs, which include but are not limited to budgeting, financing, and making other strategic and operational decisions, and will significantly impact the VIEs’ economic performance. Pursuant to the exclusive technical licensing and service agreements and other agreements, the Company has the right to receive benefits of the VIEs in the form of technical service fees, which could potentially be significant to the VIEs’ net income. In addition, the Company has right to receive all the residual assets of the VIEs through exercise of the exclusive equity option agreements. As a result, the Company, through Fenghuang On-line, is considered the primary beneficiary of the VIEs and therefore includes the VIEs’ assets, liabilities and operating results in its consolidated financial statements. With the Contractual Agreements with the VIEs, the Company has power to direct activities of the VIEs, and can freely have assets transferred out of the VIEs without any restrictions. Only the registered capital and PRC statutory reserves of the VIEs amounted to RMB25.5 million (US$4.2 million) as of December 31, 2013 can be used to solely settle obligations of the VIEs. As both the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, the creditors of the VIEs’ liabilities do not have recourse to the general credit of the Company. The amounts of the consolidated VIEs current liabilities without recourse to the Company disclosed on the face of the consolidated balance sheets have excluded the amounts due to inter-company entities.

The following tables set forth the assets, liabilities, results of operations and cash flows of the consolidated VIEs:

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
Current assets	613,359	1,132,220	187,029
Non-current assets	50,442	43,736	7,225
Total assets	663,801	1,175,956	194,254
Accounts payable	150,367	217,556	35,938
Amounts due to related parties	2,167	509	84
Amounts due to inter-company entities	314,966	676,275	111,713
Advances from customers	5,335	10,519	1,738
Taxes payable	29,605	15,631	2,582
Salary and welfare payable	49,199	87,293	14,420
Accrued expenses and other current liabilities	32,479	50,389	8,323
Current liabilities	584,118	1,058,172	174,798
Long-term liabilities	7,996	12,231	2,020
Total liabilities	592,114	1,070,403	176,818

	For the Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Revenues	939,954	1,105,053	1,418,693	234,351
Net (loss)/income	(6,757)	16,359	14,851	2,453

	For the Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Net cash provided by operating activities	46,032	118,870	406,898	67,215
Net cash used in investing activities	(16,144)	(29,578)	(8,202)	(1,355)
Net cash used in financing activities	(4,066)	—	—	—

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

1. Organization and Principal Activities (Continued)

As of December 31, 2013, the total assets for the consolidated VIEs mainly comprised of cash and cash equivalents, restricted cash, accounts receivable, prepayment and other current assets, amounts due from related parties and property and equipment, there was no pledge or collateralization of these assets. Unrecognized revenue-producing assets that are held by the VIEs comprise of the Internet Content Provision License, the Online Culture Operating Permit, the Internet Publication License, the Permit for Production and Operation of Radio and TV Programs, the Value-added Telecommunications Business Operating License, trademark, and domain name. Recognized revenue-producing assets that are held by the VIEs comprise of Property and Equipment. As of December 31, 2013, the total liabilities for the consolidated VIEs mainly comprised accounts payable, amounts due to related parties, amounts due to inter-company entities, advances from customers, salary and welfare payable, taxes payable and accrued expenses and other current liabilities. The inter-company technical services fees charged by other entities of the Group to the consolidated VIEs were included in the net (loss)/income of the consolidated VIEs amounted to RMB192.6 million, RMB186.0 million and RMB380.9 million (US$62.9 million) for the years ended December 31, 2011, 2012 and 2013, respectively. The balances and transactions of the consolidated VIEs were reflected in the Company’s consolidated financial statements with inter-company transactions eliminated.

Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIEs. As the Company is conducting its Internet-related business mainly through the VIEs, the Company may provide such support on a discretional basis in the future, which could expose the Company to a loss.

It is possible that the Company’s operation of certain of its operations and businesses through VIEs could be found by PRC authorities to be in violation of PRC laws and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. If such a finding were made, regulatory authorities with jurisdiction over the licensing and operation of such operations businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Company’s income, revoking the business or operating licenses of the affected businesses, requiring the Company to restructure its ownership structure or operations, or requiring the Company to discontinue all or any portion of its operations. Any of these actions could cause significant disruption to the Company’s business operations, and have a materially adverse impact on the Company’s cash flows, financial position and operating performance. Base on the fact that the Group did not receive any notice of warning from PRC regulatory authorities as of December 31, 2013, the Company’s management considers the possibility of such a finding by PRC regulatory authorities to be remote.

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

There is no entity in the Group for which the Company has variable interest but is not the primary beneficiary as of December 31, 2013.

2. Principal Accounting Policies

(a) Basis of presentation, principles of consolidation, recognition of noncontrolling interests and cost allocations

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs, and the subsidiaries of one of its VIEs. The consolidated financial statements have been prepared in accordance with U.S. GAAP and on a going concern basis with the ownership interests of minority shareholders reported as noncontrolling interests. All significant transactions and balances among the Company, its subsidiaries, its VIEs and the subsidiaries of the VIE have been eliminated upon consolidation. Based on the Contractual Arrangements (see Note 1), the Company consolidates the VIEs as required by Accounting Standards Codification (“ASC”) 810 Consolidation, because Fenghuang On-line holds all the variable interests of the VIEs and has been determined to be the primary beneficiary of the VIEs.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

2. Principal Accounting Policies (Continued)

(a) Basis of presentation, principles of consolidation, recognition of noncontrolling interests and cost allocations (Continued)

The Group and Phoenix TV Group have engaged in various mutual cooperation activities in content, branding and promotions, technical support and corporate management. There was no payment for these arrangements until November 2009, when the Group entered into a cooperation agreement with Phoenix TV which stipulates the costs and expenses charged to the Group related to content and other services provided by Phoenix TV Group (See Note 18(a)). The agreement was effective as of January 1, 2010. Accordingly, the related costs and expenses were recorded by the Group based on the cooperation agreement for the years ended December 31, 2011, 2012 and 2013.

Apart from the above cooperation agreement, Phoenix TV Group also paid certain expenses on behalf of the Group, such as technical support services, data line usage and other general and administrative expenses, which the Group needed to settle with Phoenix TV Group based on the actual amount, and were recorded in the consolidated statements of comprehensive income.

(b) Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates. These estimates and assumptions include, but are not limited to, the accounting for advertising and paid service revenues, the determination of estimated selling prices of multiple elements revenues contract, accounting for income taxes and uncertain tax positions, allowances for doubtful accounts, share-based compensation, consolidation, determination of the estimated useful lives of property and equipment and intangible assets, assessment of impairment of long-lived assets, determination of the fair value of financial instruments, determination of the fair value of series A convertible redeemable preferred shares and foreign currency.

(c) Foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The Company’s operations in China and in international regions use their respective currencies as their functional currencies. In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use US$ or HK$ as their functional currency, have been translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”). Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and have been shown as a component of other comprehensive loss in the consolidated statements of shareholders’ equity/(deficit) and the consolidated statements of comprehensive income.

Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gain resulting from the settlement of such transactions and from remeasurement at period-end is recognized in foreign currency exchange gain in the consolidated statements of comprehensive income.

(d) Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.0537 on December 31, 2013 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(e) Fair value of financial instruments

The Group’s financial instruments include cash equivalents, term deposits, restricted cash, accounts receivable, amounts due from related parties, prepayment and other current assets, accounts payable, amounts due to related parties, advances from customers, salary and welfare payable, accrued expense and other current liabilities and other non-current assets. Refer to Note 15 for details.

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

(g) Term deposits and restricted cash

Term deposits represent time deposits placed with banks with original maturities of more than three months and up to one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive income.

Restricted cash represents deposits placed with banks which are restricted as to withdrawal or usage.

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

(k) Impairment of long-lived assets

Long-lived assets such as property and equipment and intangible assets are reviewed for impairment whenever events or changes in the circumstances indicate that the carrying value of an asset may not be recoverable. When these events occur, the Group assesses the recoverability of the long-lived assets by comparing the carrying amount to the estimated future undiscounted cash flows associated from the use of the asset and its eventual disposition, and recognize an impairment of long-lived assets when the carrying value of such assets exceeds the estimated future undiscounted cash flows such assets is expected to generate. If the Group identifies an impairment, the Group reduces the carrying amount of the assets group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. No impairment of long-lived assets was recognized for any of the years presented.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

2. Principal Accounting Policies (Continued)

(l) Revenue recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, service is performed and the collectability of the related fee is reasonably assured. In October 2009, the Financial Accounting Standards Board (the ‘‘FASB’’) issued Accounting Standards Update (“ASU”) 2009-13, Multiple Deliverable Revenue Arrangements, to address the accounting for multiple-deliverable arrangements. The Group has applied ASU 2009-13 through a retrospective application to all revenue arrangements for all years presented of the financial statements.

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

Agency service fees to third-party advertising agencies

The Group provides cash incentives in the form of agency service fees to certain third-party advertising agencies based on sales performance, and accounts for such incentives as a reduction of revenue in accordance with ASC 605-50-25, Customer Payments and Incentives: Recognition. The Group has estimated and recorded RMB49.1 million, RMB77.7 million and RMB135.9 million (US$22.4 million) in agency service fees to third-party advertising agencies for the years ended December 31, 2011, 2012 and 2013, respectively.

Barter transactions

The Group enters into barter transaction involving advertising services and follows ASC 605-20, Revenue Recognition: Services. Such barter transactions should be recorded at fair value only if such value of the advertising surrendered in the transaction is determinable within reasonable limits. The Group did not recognize revenue and expenses for advertising-for-advertising barter transactions since the fair value of the advertising services surrendered/received in the transaction is not determinable for the years ended December 31, 2011, 2012 and 2013. Except for advertising-for-advertising barter transactions, the Group recognized revenue from barter transactions involving exchanging advertising services for content, technical and marketing services amounted to RMB2.3 million, RMB2.3 million and nil for the years ended December 31, 2011, 2012 and 2013, respectively.

(ii)                      Paid service revenues

In the beginning of the year 2013, the Company reclassified its paid service revenues presentation from previously mobile Internet value-added services, or MIVAS, and video value-added services, or VVAS, into currently MVAS and games and others.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

2. Principal Accounting Policies (Continued)

(l) Revenue recognition (Continued)

MVAS

MVAS revenues are derived from providing mobile phone users with mobile digital reading services, mobile game services, mobile video services, wireless value-added services (“WVAS”). WVAS include short messaging services (“SMS”), multi-media messaging services (“MMS”), music services such as ring-back tone (“RBT”), interactive voice response (“IVR”) and wireless application protocol (“WAP”) services. Revenues from mobile digital reading services, mobile game services, mobile video services, and WVAS are charged on a monthly or per-usage basis. Revenues from MVAS are recognized in the period in which the service is performed, provided that no significant obligation remains, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

The Group contracts with China Mobile Communication Corporation and its subsidiaries (“CMCC”), and to a lesser degree, with other mobile operators, for billing, collection and transmission services related to the MVAS offered to its users. The determination of whether to record these revenues using the gross or net method is based on an assessment of various factors; the primary factors are whether the Group is acting as the principal in offering services to the customer or as an agent in the transaction, and the specific requirement of each contract. CMCC is related party of the Group, see Note 19.

For most of mobile game services and WVAS, the Group is responsible to provide desired services to the customers and has primary responsibility and broad discretion to establish price, therefore the Group is considered the primary obligor in these transactions, and revenues from these services are recorded on a gross basis. Revenues from mobile digital reading services, music services and mobile video services are recorded on a net basis as the Group is acting as an agent of operators in these transactions.

Due to the time lag between when the services are rendered and when the operator billing statements are received, most MVAS revenues are estimated based on the Group’s internal billing records and transmissions for the month, adjusting for prior periods’ confirmation rates with operators and prior periods’ discrepancies between internally estimated revenues and actual revenues confirmed by operators. There was no significant difference between the Group’s estimates and the operators’ billing statements for all the years presented.

The Group also contracts with CMCC to provide news contents and other services to support CMCC’s own mobile newspaper products. A fixed fee is charged for the contract period, and is recognized as revenue using straight-line method.

Games and others

Games and others include web-based games, online digital reading, content sales, and other online and mobile paid services through the Company’s own platforms. Revenues from these services are recognized over the periods in which the services are performed, provided that no significant obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

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

The Group also provides online literature and provides video programming through its online subscription and pay-per-view services to the customers. Revenues from these services which recorded on a gross basis are recognized evenly in the subscription period, or in the period in which pay-per-view service is provided.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

2. Principal Accounting Policies (Continued)

(l) Revenue recognition (Continued)

The Group generates revenues from video content sales agreements for television programming mainly produced by Phoenix TV Group. The video content sales agreements the Group enters into involve the transfer of non-exclusive broadcasting rights to other third-party websites or other Internet and mobile media companies for a definitive license period. In accordance with ASC 926-605, Entertainment-Films, Revenue Recognition, the Group recognizes revenues in respect of its video content sales arrangements when the following criteria are met: persuasive evidence of a video content sales arrangement with a customer exists, the content has been delivered or is available for immediate and unconditional delivery, the sublicense period of the arrangement has begun and the customer can begin its exhibition, the arrangement fee is fixed or determinable and collection of the arrangement fee is reasonably assured. Pursuant to the cooperation agreement signed with Phoenix TV, the Group pays Phoenix TV 50% of the revenues generated from sales of Phoenix TV’s video content, which is recorded in cost of revenues. Refer to Note 18(a) for details.

(m) Cost of revenues

The Group’s cost of revenues consists primarily of (i) revenue sharing fees, including service fees retained by mobile telecommunications operators which are recognized as cost of revenues for revenues recorded on gross basis and revenue sharing fees paid to the Group’s channel and content partners, (ii) content and operational costs, including personnel-related cost associated with content production and certain advertisement sales support personnel, content procurement costs to third-party professional media companies and to Phoenix TV, administrative costs related to in-house content production, channel testing costs, rental cost, depreciation and amortization and other miscellaneous costs, (iii) bandwidth costs, and (iv) sales taxes and surcharges, sales taxes include business tax and value added tax. The sales taxes and surcharges in cost of revenues for the years ended December 31, 2011, 2012 and 2013 were RMB59.5 million, RMB72.1 million and RMB92.9 million (US$15.4 million), respectively.

In China, business tax is imposed by the government on the revenues reported by the selling entities for the provision of taxable services in China, transfer of intangible assets and the sale of immovable properties in China. The business tax rate varies depending on the nature of the revenues. The applicable business tax and surcharges rate for the group’s revenues generally ranges from 3.3% to 5.5%.

On November 16, 2011, Ministry of Finance and the State Administration of Taxation announced the Business Tax to Value Added Tax Transformation Pilot Program, or the VAT Pilot Program. Productive service industries, such as the transportation industry and certain modern services industries, were the first in the pilot regions to implement the VAT Pilot Program. The implementation of the VAT Pilot Program began on January 1, 2012 in Shanghai and on September 1, 2012 in Beijing, and was then expanded to seven other provinces and municipalities by the end of 2012. Commencing on August 1, 2013, the implementation of VAT Pilot Program has expanded to all regions in the PRC. As a result of the VAT Pilot Program, the advertising revenues and other modern services revenues, such as web-based game service revenues earned by the Group’s entities and technical service fees paid by VIEs to Fenghuang On-line pursuant to the Contractual Agreement are subject to value-added tax and surcharges at a rate of approximately 6.6%. Most of the Group’s MVAS revenues are not within the scope of the VAT Pilot Program and, thus, are still subject to business tax.

The Group is also subject to a cultural development fee on the provision of advertising services in China. The applicable tax rate is 3% of the advertising services revenues.

(n) Sales and marketing expenses

Sales and marketing expenses comprise primarily of: (i) personnel-related expenses including sales commissions related to the sales and marketing personnel; (ii) advertising and promotion expenses; and (iii) rental expense, depreciation and amortization expenses. The Group expenses advertising costs as incurred. Total advertising expenses were RMB17.5 million, RMB31.1 million and RMB54.2 million (US$8.9 million) for the years ended December 31, 2011, 2012 and 2013, respectively.

(o) Technology and product development expenses

Technology and product development expenses mainly consist of: (i) personnel-related expenses associated with the development of, enhancement to, and maintenance of the Group’s websites; (ii) expenses associated with new technology and product development and enhancement; and (iii) rental expense and depreciation of servers. The Group expenses technology and product development expenses as incurred for all the years presented.

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

The Company adopts the Black-Scholes option pricing model to determine the fair value of share options, and determines the fair value of restricted share and restricted share units based on the fair value of the underlying ordinary shares at the grant date considering the dilutive effect of restricted share and restricted share units.

Forfeiture rate are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. The Group uses historical data to estimate pre-vesting option and restricted share units forfeitures and record share-based compensation only for those awards that are expected to vest. Refer to Note 14 for further information regarding share-based compensation assumptions and expenses.

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

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

2. Principal Accounting Policies (Continued)

(s) Employee social security and welfare benefits

Full-time employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. Employee social benefits included as expenses in the accompanying consolidated statements of comprehensive income were RMB31.7 million, RMB47.2 million and RMB57.4 million (US$9.5million) for the years ended December 31, 2011, 2012 and 2013, respectively.

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

General reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in register capital of the respective company. The Group has made appropriations of RMB14.3 million, RMB7.3 million and RMB18.3 million (US$3.0 million) to these funds for the years ended December 31, 2011, 2012 and 2013, respectively.

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

(v) Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2011 and 2012 and 2013, respectively. The Group does not have any present plan to pay dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and future earnings to operate and expand its business.

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

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

2. Principal Accounting Policies (Continued)

(aa) Recently issued accounting pronouncements

In February 2013, the FASB issued ASU No. 2013-02 (“ASU 2013-02”), Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which is intended to improve the reporting of reclassifications out of accumulated other comprehensive income. It does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the standard requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012, with early adoption permitted. The Group adopted ASU 2013-02 beginning January 1, 2013 and its adoption did not have a material impact on its consolidated financial statements.

In July 2013, the FASB issued guidance on “Income Taxes - Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” The amendments clarify that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss, similar tax loss, or tax credit carryforward, except as noted in the following sentence. To the extent a net operating loss, similar tax loss, or tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such a purpose, then under this exception the unrecognized tax benefit is to be presented in the financial statements as a liability and should not be combined with (netted with) the deferred tax asset(s). The assessment of whether a deferred tax asset is “available” is based on the unrecognized tax benefit and deferred tax asset amounts that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Group will adopt ASU 2013-11 beginning January 1, 2014 and does not expect the adoption to have a material impact on its consolidated financial statements.

3. Certain Risks and Concentration

(a) Major customers

A significant portion of Group’s MVAS generates through and from CMCC, which is also a related party as a result of being a shareholder of Phoenix TV. CMCC is a major mobile network operator in China. It provides billing, collection and transmission services related to the paid services offered by most of the wireless service and content providers in China. The revenues generated through and from CMCC for the years ended December 31, 2011, 2012 and 2013 were RMB447.3 million, RMB434.8 million and RMB429.6 million (US$71.0 million), respectively, which accounted for 47.1%, 39.1% and 30.2% of respective years’ total revenues.

The accounts receivable from CMCC as of December 31, 2012 and 2013 were RMB58.5 million and RMB73.1 million (US$12.1 million), respectively, which is included on the consolidated balance sheets as ‘‘Amounts due from related parties’’. Except for CMCC, there is no other customer with revenues or receivables over 10% of total revenues or total accounts receivable, respectively.

(b) Credit risk

The Group’s credit risk arises from cash and cash equivalents, term deposits, restricted cash, as well as credit exposures to receivables due from its customers, related parties and other parties.

The Group expects that there is no significant credit risk associated with cash and cash equivalents, term deposits and restricted cash which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, VIEs and the subsidiaries of one of the VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

The Group has no significant concentrations of credit risk with respect to its customers, except for the accounts receivable from CMCC as discussed above. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions.

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

4. Accounts Receivable, Net

The following table sets out the balance of accounts receivable as of December 31, 2012 and 2013:

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
Accounts receivable, gross	303,185	373,963	61,774
Allowance for doubtful accounts	(22,198)	(20,584)	(3,400)
Accounts receivable, net	280,987	353,379	58,374

The following table presents movement of the allowance for doubtful accounts:

	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Balance as of January 1,	2,447	8,404	22,198	3,667
Additional provision charged to bad debt expenses	11,926	25,902	2,590	428
Write-off of bad debt provision	(5,969)	(12,108)	(4,204)	(695)
Balance as of December 31,	8,404	22,198	20,584	3,400

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

5. Prepayment and Other Current Assets

The following is a summary of prepayment and other current assets:

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
Prepaid rental and deposits	3,404	3,280	542
Prepayment to suppliers and other business related expenses	34,029	19,299	3,187
Receivables related to exercise of employee options	3,285	3,981	658
Others	1,839	1,351	223
Total	42,557	27,911	4,610

Prepayment to suppliers and other business related expenses mainly consist of business related staff advance, and the Group’s prepaid content licenses fee to third-party content suppliers for the rights to access and present on the Group’s website the contents produced by these suppliers during a certain period. These content licenses generally have a licensing period of one to three years, and are amortized over the license period on a straight-line basis. The portion of the prepaid content license cost that relates to a license period more than 12 months from the balance sheet date is classified as other non-current assets.

6. Property and Equipment, Net

The following is a summary of property and equipment, net:

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
Computer, equipment and furniture	86,346	110,209	18,206
Motor vehicles	5,393	5,732	947
Leasehold improvements	43,055	35,555	5,873
Total	134,794	151,496	25,026
Less: accumulated depreciation	(32,247)	(56,370)	(9,312)
Net book value	102,547	95,126	15,714

Depreciation expenses for the years ended December 31, 2011, 2012 and 2013 were RMB11.3 million, RMB19.2 million and RMB28.7 million (US$4.7 million), respectively.

7. Intangible Assets, Net

The following table summarizes the Group’s intangible assets, net:

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
Software	12,665	13,305	2,198
Domain name	54	54	9
Total	12,719	13,359	2,207
Less: accumulated amortization	(3,231)	(5,440)	(899)
Net book value	9,488	7,919	1,308

Amortization expenses for the years ended December 31, 2011, 2012 and 2013 were RMB1.0 million, RMB1.9 million and RMB2.8 million (US$0.5 million), respectively. Based on the current amount of intangible assets subject to amortization, the estimated amortization expenses for each of the following five years are as follows: 2014: RMB2.6 million, 2015: RMB2.3 million, 2016: RMB1.8 million, 2017: RMB1.0 million, and 2018: RMB0.2 million.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

8. Other Non-Current Assets

The following is a summary of other non-current assets:

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
Rental deposits	8,061	7,460	1,232
Non-current portion of prepayment to suppliers and other business related expenses	5,043	5,218	862
Total	13,104	12,678	2,094

9. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities are comprised of:

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
Deposits from advertising agencies	11,149	14,844	2,452
Accrued professional fees	4,406	4,593	759
General operating expenses payables	23,754	40,117	6,627
Others	1,408	2,599	429
Total	40,717	62,153	10,267

10. Cost of Revenues

The cost of revenues is as follows:

	For the Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Revenue sharing fees	285,960	263,518	249,797	41,264
Content and operational costs	171,707	227,934	277,038	45,763
Bandwidth costs	37,462	67,721	76,583	12,651
Sales taxes and surcharges	59,547	72,126	92,937	15,352
Total	554,676	631,299	696,355	115,030

11. Income Taxes

Income Tax Expense and Effective Tax Rate

The provisions for income tax expense are summarized as follows:

	For the Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Current tax expense	26,464	22,550	42,863	7,080
Deferred tax benefit	(11,318)	(5,573)	(5,275)	(871)
Income tax expense	15,146	16,977	37,588	6,209

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

11. Income Taxes (Continued)

The components of income before tax and income tax expense for PRC and non-PRC operations are as follows:

	For the Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Income arising from PRC operations	155,625	103,168	292,333	48,289
(Loss)/profit arising from non-PRC operations	(38,004)	21,168	23,278	3,845
Income before tax	117,621	124,336	315,611	52,134
Income tax expense relating to PRC operations	15,122	16,961	37,573	6,207
Income tax expense relating to non-PRC operations	24	16	15	2
Income tax expense	15,146	16,977	37,588	6,209
Effective tax rate for PRC operations	9.7%	16.4%	12.9%	12.9%

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

Hong Kong

An entity incorporated in Hong Kong is subject to the tax rate 16.5% on the estimated assessable profit arising in Hong Kong in 2013.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

11. Income Taxes (Continued)

Under the previous income tax laws and rules prior to January 1, 2008, Fenghuang On-line has been qualified as a New Technology Enterprise, could enjoy a favorable tax rate of 15% and was exempted from income tax for three years beginning with its first year of operations, and was entitled to a 50% tax reduction to 7.5% for the subsequent three years and then had an income tax rate of 15% thereafter. Fenghuang On-line continued to meet the criteria for New Technology Enterprise from 2008 to 2010, and it has also been qualified as HNTE under the EIT Law in 2008, and it can continue to enjoy its unexpired tax holidays. In 2011, Fenghuang On-line resubmitted applications for qualification as a HNTE, which were approved in October 2011. Therefore, Fenghuang On-line was entitled to tax exemption from 2006 to 2008, a 50% reduction of its applicable EIT rate to 7.5% from 2009 to 2011 and was subject to a 15% income tax rate for the years 2012 and 2013.

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

In 2008, Tianying Jiuzhou has been qualified as HNTE under the EIT Law. Therefore, Tianying Jiuzhou was entitled to the preferential tax rate of 15% from 2008 to 2010. In 2011, Tianying Jiuzhou resubmitted applications for qualification as an HNTE, which were approved in October 2011. Therefore, Tianying Jiuzhou was subject to a 15% income tax rate from 2011 to 2013.

Yifeng Lianhe was qualified as an HNTE under the EIT Law in 2011, and therefore was subject to 15% income tax rate from 2011 to 2012. In 2013, Yifeng Lianhe was no longer qualified as an HNTE pursuant to the joint annual inspection by the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation, and was subject to a 25% EIT rate for the year 2013.

Tianying Chuangzhi, Fenghuang Mingdao, Fenghuang Tianbo, Tianying Chuangzhan, Fenghuang Feiyang and Jirong Wenhua were subject to a 25% EIT rate for all the years presented.

In 2012, Fenghuang Yutian has been qualified as a Software Enterprise. As 2013 was the first year Fenghuang Yutian generated taxable profit, it is exempted from EIT for years 2013 and 2014, and will be subject to a 50% tax reduction in its EIT rate for the subsequent three years.

The EIT Law also provides that an enterprise established under the Laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, if PNM is treated as a resident enterprise for PRC tax purposes, the Company would be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.

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

The current dividend policy approved by the Company’s Board of Directors allows the Company to distribute PRC earnings offshore only if the Company does not have to pay dividend tax. Accordingly, the Company does not intend to have its PRC subsidiaries distribute any undistributed profits of such subsidiaries to their direct overseas parent companies, but rather intends that such profits will be permanently reinvested in such subsidiaries to further expand their business in the PRC. As of December 31, 2013, the Company did not record any withholding tax on the retained earnings of its FIEs in the PRC. Aggregate undistributed earnings of the Group’s entities located in the PRC that are available for distribution to the Company as of December 31, 2012 and 2013 are approximately RMB304.4 million and RMB542.3 million (US$89.6 million), respectively. The amount of the unrecognized deferred tax liability on the permanently reinvested earnings was RMB30.4 million and RMB54.2 million (US$9.0 million) as of December 31, 2012 and 2013, respectively.

Reconciliation of the Differences between Statutory Tax Rate and the Effective Tax Rate

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for PRC operations for the years ended December 31, 2011, 2012 and 2013 is as follows:

	For the Years Ended December 31,
	2011	2012	2013
	%	%	%
Statutory income tax rate	25.0	25.0	25.0
Permanent differences	(2.4)	(5.8)	(1.5)
Change in valuation allowance	(0.7)	1.0	1.1
Effect of preferential tax benefits	(13.5)	(6.1)	(13.2)
Uncertain tax positions	1.3	2.4	1.4
Others	—	(0.1)	0.1
Effective income tax rate	9.7	16.4	12.9

The combined effects of the income tax expense exemption and reduction available to the Group are as follows:

	For the Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Preferential tax rate effect	20,950	6,281	38,534	6,365
Basic net income per share effect	0.04	0.01	0.06	0.01

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

11. Income Taxes (Continued)

Deferred Tax Assets and Liabilities

The tax effects of temporary differences that give rise to the deferred tax assets balances at December 31, 2012 and 2013 are as follows:

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
Deferred tax assets - current:
Provision of allowance for doubtful accounts	5,312	4,361	720
Accrued payroll and expense	12,192	18,418	3,043
Total current deferred tax assets	17,504	22,779	3,763
Deferred tax assets - non-current:
Net operating loss carryforward	1,743	5,569	920
Less: valuation allowance	(1,743)	(5,569)	(920)
Total non-current deferred tax assets, net	—	—	—

As of December 31, 2013, the Group had net operating loss carryforward of approximately RMB22.3 million (US$3.7 million), which can be carried forward to offset future taxable income. Net operating loss carryforward of RMB4.0 million, RMB1.0 million, RMB5.9 million and RMB11.4 million will expire in 2014, 2016, 2017 and 2018, respectively, if not utilized.

Movement of Valuation Allowance

Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future reversals of existing taxable temporary differences, future profitability, and tax planning strategies. Valuation allowance was provided for net operating loss carryforward because it was more likely than not that such deferred tax assets will not be realized based on the Group’s estimate of its future taxable income.

The following table sets forth the movement of the valuation allowance for deferred tax assets:

	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Balance as of January 1,	1,856	750	1,743	288
Current year addition	—	993	3,826	632
Current year reversal	(1,106)	—	—	—
Balance as of December 31,	750	1,743	5,569	920

Uncertain Tax Positions

As of January 1, 2007 when the guidance on accounting for uncertainty in income taxes was adopted, the Group did not have any unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were recorded.

 A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax benefits is as follows:

	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Balance as of January 1,	3,483	5,504	7,996	1,321
Increase related to current year tax positions	2,021	2,492	4,235	699
Balance as of December 31,	5,504	7,996	12,231	2,020

The Group did not accrue any potential penalties and interest related to these unrecognized tax benefits for all years presented on the basis that the likelihood of penalties and interest being charged is not considered to be high.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

11. Income Taxes (Continued)

The amounts of unrecognized tax benefits listed above are based on the recognition and measurement criteria of ASC 740. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Group will record additional tax expense or tax benefit in the period in which such resolution occurs. The Group does not expect changes in unrecognized tax benefits recognized as of December 31, 2013 to be material in the next twelve months. In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2009 to 2013 remain subject to examination by tax authorities. There are no ongoing examinations by tax authorities as of December 31, 2013.

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

The following table sets forth the changes of Series A Preferred Shares:

	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Balance as of January 1,	390,183	—	—	—
Accretion of redemption feature	773,623	—	—	—
Conversion to ordinary share upon IPO	(1,163,806)	—	—	—
Balance as of December 31,	—	—	—	—

The Company engaged an independent valuation specialist to assist it in determining the fair values of the Series A Preferred Shares which were estimated as of the date of issuance and at each financial statements reporting dates before conversion into ordinary shares upon the completion of the Company’s IPO using the following assumptions:

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

13. Ordinary Shares

The Company was incorporated in the Cayman Islands on November 22, 2007 by the Parent. Upon its incorporation, 1 ordinary share was issued at a par value of US$0.01 per share. In May 2008, the Company issued 319,999,999 ordinary shares to the Parent and became the holding company of the Group. All share and per share data have been revised to reflect the retroactive effect of the share issuance in May 2008.

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

13. Ordinary Shares (Continued)

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

As of December 31, 2013, there were 282,578,957 and 317,325,360 Class A and Class B ordinary shares issued and outstanding, respectively. The Class A ordinary shares issued and outstanding decreased for the years ended December 31, 2012 and 2013 mainly due to the share repurchase program. Refer to Note 17 for details.

14. Share-based Compensation

Share-based compensation expenses were recognized in costs and expenses for the years ended December 31, 2011, 2012 and 2013 as follows:

	For the Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Cost of revenues	19,526	958	7,293	1,205
Sales and marketing expenses	18,254	1,423	3,922	648
General and administrative expenses	17,470	4,085	3,662	605
Technology and product development expenses	10,842	293	1,846	304
Total	66,092	6,759	16,723	2,762

The Company recognized share-based compensation, net of estimated forfeitures, on a graded- vesting basis over the vesting term of the awards. There was no income tax benefit recognized in the consolidated statements of comprehensive income for share-based compensation and the Company did not capitalize any of the share-based compensation as part of the cost of any asset in the years ended December 31, 2011, 2012 and 2013.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

14. Share-based Compensation (Continued)

A summary of the Company’s share option activities for the years ended December 31, 2011, 2012 and 2013 is presented below:

			Weighted Average
	Number of	Weighted Average	Remaining	Aggregate
	Options	Exercise Price	Contractual Life	Intrinsic Value
		US$	Years	US$ in Million
Outstanding as of January 1, 2011	42,221,805	0.03	7.5	19.5
Granted	—	—
Cancelled to grant restricted share	(18,778,200)	0.03
Forfeited and expired	(656,286)	0.03
Exercised	(3,445,623)	0.03		2.3
Outstanding as of December 31, 2011	19,341,696	0.03	6.4	13.0
Granted	—	—
Forfeited and expired	(456,870)	0.03
Exercised	(4,887,757)	0.03		3.1
Outstanding as of December 31, 2012	13,997,069	0.03	5.4	5.9
Granted	30,732,900	0.58
Forfeited and expired	(1,408,938)	0.44
Exercised	(3,550,910)	0.03		3.6
Outstanding as of December 31, 2013	39,770,121	0.44	8.1	30.2
Vested and exercisable as of December 31, 2013	10,222,571	0.03	4.4	12.0

The aggregate intrinsic value of options outstanding and exercisable as of December 31, 2013 was calculated as the difference between the Company’s closing stock price of US$9.63 per ADS, or US$1.20 per share as of that date, and the exercise price of the underlying options. The aggregate intrinsic value of options exercised was calculated as the difference between the market value on the date of exercise and the exercise price of the underlying options.

As disclosed in Note 2(q), the Company’s share-based compensation is measured at the value of the award as calculated under the Black-Scholes option pricing model. The Company estimated the expected volatility at the date of grant based on average annualized standard deviation of the share price of comparable listed companies. The Company has no history or expectation of paying dividends on its ordinary shares. The Company estimated the expected term based on the vesting schedule and the exercise period of the options. Risk-free interest rates are based on the derived market yield of the US$ denominated Chinese government bonds for the term approximating the expected life of award at the time of grant. No options were granted during the years ended December 31, 2011 and 2012. The assumptions used in determining the fair value of options granted during the year ended December 31, 2013 are as follows:

	For the Years Ended December 31,
	2011	2012	2013
Expected volatility rate	—	—	57.6%-58.42%
Expected dividend yield	—	—	-
Expected term (years)	—	—	6.16
Risk-free interest rate (per annum)	—	—	1.54%-1.88%

The weighted-average grant date fair value of options granted for the year ended December 31, 2013 was US$0.50.

During 2009, 2010 and 2011, some employees voluntarily left the Company and exercised their vested share options in exchange for future entitlement of the Company’s shares issuable after completion of the Company’s IPO and upon the request of the former employees. The proceeds from the exercise of these options cannot be refunded to the former employees in any event, including the Company does not complete an IPO. Accordingly, these share options are considered to be exercised and the proceeds have been included in the additional paid-in capital of the Company. The proceeds received from exercise of these options amounted to RMB1.4 million (US$0.2 million) as of December 31, 2013. The Company completed its IPO on May 17, 2011 and 4,448,873 shares have been issued to the former employees after that. There were 3,201,342 and 2,263,518 contingently issuable shares to be issued upon the former employees’ request as of December 31, 2012 and 2013, respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

14. Share-based Compensation (Continued)

For the years ended December 31, 2011, 2012 and 2013, the Company has recognized share-based compensation expenses for options of approximately RMB4.0 million, negative RMB0.1 million and RMB16.8 million (US$2.8 million), respectively.

As of December 31, 2013, there was RMB59.5 million (US$9.8 million) of unrecognized share-based compensation for options, adjusted for estimated forfeitures. The unrecognized share-based compensation is expected to be recognized over a weighted-average period of 3.47 years.

Restricted Share Units

In March 2011, the Company adopted the 2011 restricted share and restricted share unit scheme. On March 17, 2011, the Company granted 10,050,958 restricted share units to the employees. Those restricted share units vest over a period of four years.

A summary of restricted share units activity for the years ended December 31, 2011, 2012 and 2013 is presented below:

		Weighted-Average
Restricted Share Units	Number of Units	Grant-Date Fair Value
		US$
Unvested as of January 1, 2011	—	—
Granted	10,050,958	1.07
Vested	(4,756,956)	1.07
Forfeited	(1,037,394)	1.07
Unvested as of December 31, 2011	4,256,608	1.07
Granted	—	—
Vested	(1,966,987)	1.07
Forfeited	(602,443)	1.07
Unvested as of December 31, 2012	1,687,178	1.07
Granted	—	—
Vested	(1,156,282)	1.07
Forfeited	(105,317)	1.07
Unvested as of December 31, 2013	425,579	1.07

For the years ended December 31, 2011, 2012 and 2013, total share-based compensation recognized for restricted share units were RMB53.6 million, RMB3.1 million and RMB1.3 million (US$0.2 million), respectively.

As of December 31, 2013, there was RMB0.3 million (US$0.05 million) of unrecognized share-based compensation related to unvested restricted share units, adjusted for estimated forfeitures. The unrecognized share-based compensation is expected to be recognized over a weighted average period of 0.8 year. The total fair value based on the respective vesting dates of the restricted share units vested was US$5.1 million, US$2.1 million and US$1.2 million during the years ended December 31, 2011, 2012 and 2013, respectively.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

14. Share-based Compensation (Continued)

A summary of restricted share activity for the years ended December 31, 2011, 2012 and 2013 is presented below:

		Weighted-Average
Restricted Shares	Number of Shares	Grant-Date Fair Value
		US$
Unvested as of January 1, 2011	—	—
Granted	19,008,200	1.07
Vested	(9,296,370)	1.07
Forfeited	—	—
Unvested as of December 31, 2011	9,711,830	1.07
Granted	—	—
Vested	(4,702,050)	1.07
Forfeited	(250,000)	1.07
Unvested as of December 31, 2012	4,759,780	1.07
Granted	—	—
Vested	(2,864,780)	1.07
Forfeited	(1,050,000)	1.07
Unvested as of December 31, 2013	845,000	1.07

For the years ended December 31, 2011, 2012 and 2013, total share-based compensation recognized for restricted shares were RMB8.5 million, RMB3.7 million and negative RMB1.3 million (US$0.2 million), respectively.

As of December 31, 2013, there was RMB0.2 million (US$0.03 million) of unrecognized share-based compensation related to unvested restricted shares. The unrecognized share-based compensation is expected to be recognized over a weighted average period of 0.9 year. The total fair value based on the respective vesting dates of the restricted shares vested was US$10.0 million, US$5.1 million and US$3.1 million during the years ended December 31, 2011, 2012 and 2013, respectively.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

15. Fair Value Measurements (Continued)

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy:

		Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on Balance Sheets	Quote Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
As of December 31, 2012
Cash equivalents	577,169	577,169	—	—
Term deposits	235,000	235,000	—	—
As of December 31, 2013
Cash equivalents	1,111,473	1,111,473	—	—
Term deposits	93,672	93,672	—	—
Restricted cash	10,000	10,000	—	—

Cash equivalents The Group’s cash equivalents consisted of demand deposits and time deposits placed with banks with original maturities of three months or less. The fair values of demand deposits and time deposits placed with banks are determined based on the pervasive interest rate in the market, which are also the interest rates as stated in the contracts with the banks. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 1 of fair value measurement.

Term deposits The fair values of term deposits placed with banks with original maturities of more than three months and up to one year are determined based on the interest rates as stated in the contracts with the banks. The Group classifies the valuation techniques that use the interest rates input as Level 1 of fair value measurement.

Restricted cash Restricted cash represents deposits placed with banks which are restricted as to withdrawal or usage. The cash balance is in verification account which considered being restricted because it cannot be used for operations before the completion of one subsidiary of one of the VIEs registration process. On February 20, 2014, the restrictions were removed and the related cash balance was reclassified to cash and cash equivalents. The fair values of restricted cash are determined based on the pervasive interest rate in the market. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 1 of fair value measurement.

The following are other financial instruments not measured at fair value in the balance sheets but for which the fair value is estimated for disclosure purposes.

Short-term receivables and payables Accounts receivable, prepayment and other current assets, and amounts due from related parties are financial assets with carrying values that approximate fair value due to their short term nature. Accounts payable, amounts due to related parties, advances from customers, salary and welfare payable, and accrued expenses and other current liabilities are financial liabilities with carrying values that approximate fair value due to their short term nature. The Group estimated fair values of short-term receivables and payables using the discounted cash flow method. The Group classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

16. Net (Loss)/Income per Share

The following table sets forth the computation of basic and diluted net (loss)/income per share for the years indicated:

	For the Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Net (loss)/income per Class A and Class B ordinary share - basic:
Numerator:
Net income attributable to Phoenix New Media Limited	102,475	107,359	279,554	46,178
Accretion to convertible redeemable preferred share redemption value	(773,623)	—	—	—
Income allocation to participating preferred shares	(6,172)	—	—	—
Net (loss)/income attributable to ordinary shareholders	(677,320)	107,359	279,554	46,178
Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding	519,227,660	619,849,313	602,991,298	602,991,298
Weighted average number of contingently issuable shares	—	4,160,957	2,997,099	2,997,099
Denominator used in computing net (loss)/income per share — basic	519,227,660	624,010,270	605,988,397	605,988,397
Net (loss)/income per Class A and Class B ordinary share — basic	(1.30)	0.17	0.46	0.08

Net (loss)/income per Class A and Class B ordinary share - diluted:
Numerator:
Net income attributable to Phoenix New Media Limited	102,475	107,359	279,554	46,178
Accretion to convertible redeemable preferred share redemption value	(773,623)	—	—	—
Income allocation to participating preferred shares	(6,172)	—	—	—
Net (loss)/income attributable to ordinary shareholders	(677,320)	107,359	279,554	46,178
Denominator:
Denominator used in computing net (loss)/income per share — basic	519,227,660	624,010,270	605,988,397	605,988,397
Share-based awards	—	19,737,876	16,432,062	16,432,062
Denominator used in computing net (loss)/income per share — diluted	519,227,660	643,748,146	622,420,459	622,420,459
Net (loss)/income per Class A and Class B ordinary share — diluted	(1.30)	0.17	0.45	0.07

Net (loss)/income per ADS (1 ADS represents 8 Class A ordinary shares):
Denominator used in computing net (loss)/income per ADS — basic	64,903,458	78,001,284	75,748,550	75,748,550
Denominator used in computing net (loss)/income per ADS — diluted	64,903,458	80,468,518	77,802,557	77,802,557
Net (loss)/income per ADS — basic	(10.44)	1.38	3.69	0.61
Net (loss)/income per ADS — diluted	(10.44)	1.33	3.59	0.59

The Company has included 4,160,957 and 2,997,099 contingently issuable shares in the denominator used in computing basic and diluted net income per share for the years ended December 31, 2012 and 2013, respectively. These shares are contingently issuable upon the holder’s request without other substantive conditions and for no further consideration. The impact of these contingently issuable shares was not material to year 2011, and was excluded from the 2011 net loss per share calculation. There were totaling 21,081,709 options to purchase ordinary shares, 48,794,521 Series A Preferred Shares, 9,598,955 unvested restricted shares and 4,553,447 unvested restricted shares units have been excluded from the computation of diluted net loss per share for the year ended December 31, 2011 as their effects would be anti-dilutive. There were 7,371,269 options to purchase ordinary shares have been excluded from the computation of diluted net income per share for the year ended December 31, 2013 as their effects would be anti-dilutive.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

17. Treasury Stock

On July 30, 2012, the Company’s Board of Directors approved a share repurchase program. Under the terms of the approved program (“Share Repurchase Program”), the Company may repurchase and cancel up to US$20.0 million worth of its outstanding ADSs from time to time for a period not to exceed twelve months.

During the years ended December 31, 2012 and 2013, the Company had repurchased 2,273,695 and 2,524,574 ADSs, respectively, on the open market for considerations of US$8.3 million (RMB52.5 million) and US$11.7 million (RMB72.6 million), respectively. As of December 31, 2013, the Company has repurchased a total of 4,798,269 ADSs for a total consideration of US$20.0 million (RMB125.1 million).

As of December 31, 2013, all treasury stocks repurchased had been cancelled for an aggregate consideration of US$20.2 million (RMB126.6 million) including cancellation fees of US$0.2 million (RMB1.5 million).

18. Commitments and Contingencies

(a) Commitments

As of December 31, 2013, future minimum commitments under non-cancelable agreements were as follows:

	Rental	Bandwidth Purchases	Cooperation with Phoenix TV Group*	Content Purchases	Property and Equipment, and Intangible Assets	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
2014	35,018	11,576	3,906	11,143	286	2,455	64,384
2015	33,854	63	4,883	6,373	—	376	45,549
2016	32,526	—	1,526	871	—	110	35,033
2017	13,687	—	—	79	—	—	13,766
2018 and thereafter	—	—	—	—	—	—	—
Total	115,085	11,639	10,315	18,466	286	2,941	158,732

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

The rental expenses were approximately RMB15.3 million, RMB32.3 million and RMB37.8 million (US$6.3 million), during the years ended December 31, 2011, 2012 and 2013, respectively, and were charged to the consolidated statements of comprehensive income when incurred.

The Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2012 and 2013.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

18. Commitments and Contingencies (Continued)

(b) Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. The Group is not currently a party to any legal proceedings, investigations or claim which in the opinion of its management is reasonably possible to have a material adverse effect, individually or in the aggregate, on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. Were an unfavorable outcome to occur, there exists the possibility of a material adverse impact on the Group’s financial position, results of operations or cash flows for the period in which the unfavorable outcome occurs, and potentially in future periods.

(c) Long-term Liabilities for Uncertain Tax Positions

As aforementioned in Note 11, as of December 31, 2013, the Group had recorded uncertain tax positions of RMB12.2 million (US$2.0 million).

19. Related Party Transactions

The table below sets forth the major related parties and their relationships with the Group:

Related Parties	Relationships with the Group
Entities within the non US listed part of the Phoenix TV Group	Under common control by Phoenix TV
CMCC	A shareholder of Phoenix TV
Mr. Gao Ximin and Mr. Qiao Haiyan	Legal shareholders of Tianying Jiuzhou, employees of the Group
Mr. He Yansheng	Legal shareholder of Yifeng Lianhe, employee of the Group
Mr. Li Ya	Chief operating official of the Group

During the years ended December 31, 2011, 2012 and 2013, significant related party transactions were as follows:

Transactions with the Non US Listed Part of Phoenix TV Group:

	For the Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Contents provided by Phoenix TV Group	(4,923)	(3,153)	(3,477)	(574)
Data line services provided by Phoenix TV Group	(367)	(375)	(392)	(65)
Advertising and promotion expenses charged by Phoenix TV Group	(663)	(916)	(1,040)	(172)
Technical support provided by Phoenix TV Group	(533)	—	—	—
Corporate administrative expenses charged by Phoenix TV Group	(1,139)	(646)	(404)	(67)
Advertising revenues earned from Phoenix TV Group and its customers	21,619	29,754	28,911	4,775
Paid service revenues earned from Phoenix TV Group	2,400	—	—	—

Transactions with CMCC:

	For the Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Advertising revenues earned from CMCC	4,582	5,684	16,216	2,679
Paid service revenues earned from and through CMCC	442,696	429,125	413,407	68,290
Revenue sharing fees and bandwidth costs to CMCC	(68,543)	(63,953)	(72,622)	(11,996)

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

19. Related Party Transactions (Continued)

As of December 31, 2012 and 2013, the amounts due from and due to related parties were as follows:

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
Amounts due from related parties:
Accounts receivable from CMCC	58,524	73,113	12,078
Due from Phoenix TV Group	5,057	52,042	8,597
Staff advance	230	3	—
Total	63,811	125,158	20,675
Amounts due to related parties:
Due to CMCC	1,806	248	41
Due to Phoenix TV Group	—	20,786	3,434
Total	1,806	21,034	3,475

The amounts due from or amounts due to Phoenix TV Group were net amounts of other operating funds provided by Phoenix TV, expenses paid by Phoenix TV Group on behalf of the Group, expenses charged by Phoenix TV Group under the cooperation agreement (Refer to Note 18(a)), accounts receivable from Phoenix TV Group for the advertising services provided to its customers.

20. Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, the VIEs and the subsidiaries of one of the VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, the VIEs and the subsidiaries of one of the VIEs incorporated in the PRC are required to annually appropriate 10% of their net after-tax income to the general reserve fund or the statutory surplus fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, and in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), General Notes to Financial Statements, the Company’s subsidiaries, the VIEs and the subsidiaries of one of the VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which the restricted portion amounted to approximately RMB100.9 million and RMB205.8 million (US$34.0 million) as of December 31, 2012 and 2013, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to the company’s shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Company’s subsidiaries, the VIEs and the subsidiaries of one of the VIEs to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of the Company’s subsidiaries, the VIEs and the subsidiaries of one of the VIEs (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), General Notes to Financial Statements and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2013 and the condensed financial information of the Company are not required.

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

In November 2000, Phoenix TV made a US$5.0 million interest-free, payable-in-demand loan to Phoenix Satellite Television Information Limited (the “BVI Company”), which was accounted as short term loan due to Phoenix TV Group by the Company, and the BVI Company then advanced the US$5.0 million to PHOENIXi in the form of the promissory note. The note represents the only debt that PHOENIXi held when it was put into liquidation and the Company is PHOENIXi’s sole creditor. The Company determined there was an other than temporary impairment to its investment in PHOENIXi as it is insolvent, then wrote off the cost method investment in October 2006, and revalued the note on an annual basis to the present value of cash flow expected to receive from PHOENIXi, which will include all the cash and cash equivalents owned by PHOENIXi, with the changes to the carrying value included in the consolidated statements of comprehensive income.

The note receivable was RMB17.6 million as of December 31, 2010. During the PHOENIXi’s liquidation process in 2011, PHOENIXi repaid US$2.2 million, or RMB14.3 million to the Company directly, and RMB2.2 million to Phoenix TV Group on the Company’s behalf. The difference has been recognized in the consolidated statements of comprehensive income.

With the completion of the liquidation in December 2011, Phoenix TV and the Company agreed to settle the US$5.0 million short term loan arising from PHOENIXi. The Company will repay the same amount which was received from PHOENIXi to Phoenix TV Group. For the remaining balance of RMB15.6 million of the short term loan due to Phoenix TV Group was waived and accounted for a shareholders’ contribution in the Group’s consolidated statements of shareholders’ equity/(deficit).

22. Subsequent Events

In March 2014, IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P. (“IDG-Accel Funds”) acquired US$3.0 million convertible preferred shares of Phoenix FM Limited to accelerate development of the ifeng FM application business which provide audio news and other audio content.

On March 14, 2014, the Company granted up to 1,330,000 options to its employees under the refreshed Limit of the June 2008 Scheme, the exercise price of  the option was US$1.31, or US$10.4797 per ADS, the fair value of the option as of the grant date was US$0.8336.