Form 20-F
period 2014-12-31
Phoenix New Media Ltd
filed 2015-04-30
CIK 1509646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

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

260,204,642 Class A ordinary shares were outstanding as of December 31, 2014
317,325,360 Class B ordinary shares were outstanding as of December 31, 2014

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

FISCAL YEAR ENDED DECEMBER 31, 2014

i

Conventions that Apply to this Annual Report on Form 20-F

In this annual report, unless otherwise indicated:

•          “ADSs” refers to our American depositary shares, each of which represents eight Class A ordinary shares and “ADRs” refers to the American depositary receipts that may evidence our ADSs;

•          “affiliated consolidated entities” refer to Yifeng Lianhe (Beijing) Technology Co., Ltd., and Beijing Tianying Jiuzhou Network Technology Co., Ltd., each of which is a PRC domestic company. Substantially all of our operations in China are conducted by our affiliated consolidated entities, in which we do not own any equity interest, through our contractual arrangements. In June 2014, we established three new affiliated consolidated entities, Beijing Chenhuan Technology Co., Ltd., Beijing Youjiuzhou Technology Co., Ltd. and Beijing Huanyou Tianxia Technology Co., Ltd., none of which are significant subsidiaries as of the date of this annual report. We treat the affiliated consolidated entities as variable interest entities and have consolidated their financial results in our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP;

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

•          “Phoenix TV” refers to Phoenix Satellite Television Holdings Limited;

•          “Phoenix TV (BVI)” refers to Phoenix Satellite Television (B.V.I) Holding Limited, a wholly owned direct subsidiary of Phoenix TV, which directly owned 55.9% of our share capital as of March 31, 2015.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2012, 2013 and 2014, and as of December 31, 2013 and 2014.

Our ADSs are listed on the New York Stock Exchange under the symbol “FENG.”

PART I

ITEM 1.                                  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.                                  OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.                                  KEY INFORMATION

A.                     Selected Financial Data

The selected consolidated financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report on Form 20-F. The selected consolidated statements of comprehensive income data for the years ended December 31, 2012, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report on Form 20-F. The selected consolidated statements of comprehensive income data for the years ended December 31, 2010 and 2011 and the selected balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from our audited financial statements not included in this annual report on Form 20-F. The historical results are not necessarily indicative of results to be expected in any future period.

	For the Years Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except for number of shares and per share (or ADS) data)
Consolidated Statements of Comprehensive Income Data
Revenues:
Net advertising revenues	204,369	465,824	610,160	863,737	1,190,158	191,819
Paid service revenues	324,326	484,768	500,844	560,738	447,702	72,156
Total revenues	528,695	950,592	1,111,004	1,424,475	1,637,860	263,975
Cost of revenues(1)	(299,423)	(554,676)	(631,299)	(696,355)	(781,632)	(125,976)
Gross profit	229,272	395,916	479,705	728,120	856,228	137,999
Operating expenses(1):
Sales and marketing expenses	(76,152)	(164,082)	(197,038)	(273,399)	(330,777)	(53,312)
General and administrative expenses	(39,955)	77,078	(106,736)	(97,849)	(137,818)	(22,212)
Technology and product development expenses	(31,012)	(69,021)	(91,292)	(108,683)	(149,996)	(24,175)
Total operating expenses	(147,119)	(310,181)	(395,066)	(479,931)	(618,591)	(99,699)
Income from operations	82,153	85,735	84,639	248,189	237,637	38,300
Other income	2,429	31,886	39,697	67,422	72,859	11,742
Income before tax	84,582	117,621	124,336	315,611	310,496	50,042
Income tax expense	(10,499)	(15,146)	(16,977)	(37,588)	(48,377)	(7,797)
Net income	74,083	102,475	107,359	278,023	262,119	42,245
Net loss attributable to noncontrolling interests	—	—	—	1,531	972	157
Net income attributable to Phoenix New Media Limited	74,083	102,475	107,359	279,554	263,091	42,402
Accretion to convertible redeemable preferred share redemption value	(206,409)	(773,623)	—	—	—	—
Income allocation to participating preferred shares	(33,093)	(6,172)	—	—	—	—
Net (loss)/income attributable to ordinary shareholders	(165,419)	(677,320)	107,359	279,554	263,091	42,402
Net income	74,083	102,475	107,359	278,023	262,119	42,245
Other comprehensive income, net of tax: fair value remeasurement for available-for-sale investment	—	—	—	—	40,283	6,492
Other comprehensive (loss)/income, net of tax: foreign currency translation adjustment	(4,462)	(33,968)	(1,979)	(23,179)	4,503	726
Comprehensive income	69,621	68,507	105,380	254,844	306,905	49,463
Comprehensive loss attributable to noncontrolling interests	—	—	—	1,531	972	157
Comprehensive income attributable to Phoenix New Media Limited	69,621	68,507	105,380	256,375	307,877	49,620
Net (loss)/income attributable to ordinary shares	(165,419)	(677,320)	107,359	279,554	263,091	42,402
Net (loss)/income per Class A and Class B ordinary share:
Basic	(0.51)	(1.30)	0.17	0.46	0.44	0.07
Diluted	(0.51)	(1.30)	0.17	0.45	0.43	0.07
Net (loss)/income per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	(4.05)	(10.44)	1.38	3.69	3.52	0.57
Diluted	(4.05)	(10.44)	1.33	3.59	3.42	0.55
Weighted average number of Class A and Class B ordinary shares used in computing net (loss)/income per share:
Basic	327,045,493	519,227,660	624,010,270	605,988,397	597,616,623	597,616,623
Diluted	327,045,493	519,227,660	643,748,146	622,420,459	614,620,110	614,620,110

	For the Years Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except for number of shares and per share (or ADS) data)
Non-GAAP gross profit	230,126	415,442	480,663	735,413	872,523	140,625
Non-GAAP income from operations	98,714	151,827	91,398	264,912	290,818	46,871
Non-GAAP net income attributable to Phoenix New Media Limited(2)	90,644	168,567	114,118	296,277	305,150	49,181

Notes:

(1)                                Includes share-based compensation as follows:

	For the Years Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Allocation of share-based compensation:
Cost of revenues	854	19,526	958	7,293	16,295	2,626
Sales and marketing expenses	4,664	18,254	1,423	3,922	10,200	1,644
General and administrative expenses	10,406	17,470	4,085	3,662	20,927	3,373
Technology and product development expenses	637	10,842	293	1,846	5,759	928
Total share-based compensation included in cost of revenues and operating expenses	16,561	66,092	6,759	16,723	53,181	8,571

(2)                                 We define adjusted net income attributable to Phoenix New Media Limited, a non-GAAP financial measure, as net income attributable to Phoenix New Media Limited excluding share-based compensation, loss from equity investments and gain on disposition of subsidiaries and acquisition of equity investments. We believe that separate analysis and exclusion of the non-cash impact of share-based compensation, loss from equity investments and gain on disposition of subsidiaries and acquisition of equity investments add clarity to the constituent parts of our performances. We review adjusted net income attributable to Phoenix New Media Limited together with net income attributable to Phoenix New Media Limited to obtain a better understanding of our operating performance. We use this non-GAAP financial measure for planning and forecasting and measuring results against the forecast. Using several measures to evaluate our business allows us and our investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our investors. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation, which have been and will continue to be significant recurring expenses in our business. However, the use of adjusted net income attributable to Phoenix New Media Limited has material limitations as an analytical tool. One of the limitations of using non-GAAP adjusted net income attributable to Phoenix New Media Limited is that it does not include all items that impact our net income attributable to Phoenix New Media Limited for the period. In addition, because adjusted net income is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income attributable to Phoenix New Media Limited in isolation from or as an alternative to net income attributable to Phoenix New Media Limited prepared in accordance with U.S. GAAP.

Our non-GAAP adjusted net income attributable to Phoenix New Media Limited is calculated as follows for the years presented:

	For the Years Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Net income attributable to Phoenix New Media Limited	74,083	102,475	107,359	279,554	263,091	42,402
Add back: Share-based compensation	16,561	66,092	6,759	16,723	53,181	8,571
Loss from equity investments	—	—	—	—	18,538	2,988
Subtract: Gain on disposition of subsidiaries and acquisition of equity investments	—	—	—	—	(29,660)	(4,780)
Non-GAAP adjusted net income attributable to Phoenix New Media Limited	90,644	168,567	114,118	296,277	305,150	49,181

	As of December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	Revised*
	(In thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	287,173	397,166	916,169	845,138	1,285,847	207,241
Term deposits and short term investments	—	784,023	235,000	556,672	40,000	6,447
Accounts receivable, net	77,043	202,097	280,987	353,379	493,569	79,549
Total current assets	400,705	1,505,939	1,556,028	1,941,037	2,062,908	332,481
Total assets	447,262	1,564,494	1,681,167	2,056,760	2,326,830	375,017
Current liabilities	148,554	252,207	306,831	469,494	591,993	95,413
Total liabilities	152,037	257,711	314,827	481,725	610,172	98,342
Mezzanine equity	390,183	—	—	—	—	—
Total shareholders’ (deficit) /equity	(94,958)	1,306,783	1,366,340	1,575,035	1,716,658	276,675

*In 2014, the classification of certain highly liquid principal-guaranteed investments products (“Products”) reported as cash and cash equivalents were re-assessed and it was determined that RMB463.0 million related to these Products should have been classified as term deposits and short term investments in 2013 to properly reflect the nature of these assets. The 2013 financial information above has been revised to present them as such.

Currency Translation and Exchange Rates

We have translated certain Renminbi, or RMB, amounts included in this annual report on Form 20-F into U.S. dollars for the convenience of the readers. The rate we used for the translations was RMB6.2046= US$1.00, which was the noon buying rate on December 31, 2014 in New York for cable transfers in Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The translation does not mean that RMB could actually be converted into U.S. dollars at that rate. The following table shows the noon buying rate for RMB express in RMB per US$1.00.

	Noon Buying Rate
Period	Period End	Average	Low	High
	(RMB per US$1.00)
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.1990	6.2386	6.2741	6.1955
April (through April 24, 2015)	6.1930	6.2000	6.2152	6.1927

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

In 2012, 2013, and 2014, we generated 54.9%, 60.6% and 72.7% of our total revenues from advertising services. Going forward, we expect our net advertising revenues to contribute an increasing portion of our total revenues. Our ability to generate and maintain substantial advertising revenues will depend on a number of factors, many of which are ultimately beyond our control, including but not limited to:

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

Approximately 80.8%, 80.9% and 74.3% of our net advertising revenues in China were derived from advertising agencies in 2012, 2013 and 2014, respectively. We primarily serve our advertisers through advertising agencies and rely on these agencies for sourcing our advertisers and collecting advertising revenue. In consideration for these agencies’ services, the agencies earn advertising agency service fees which are deducted from our gross advertising revenues. While advertising agencies in China commonly increase their agency service fees on a sliding scale basis along with increased volume of business, if our agency service fees increase at a materially disproportional rate relative to our gross advertising revenues, our results of operations may be negatively affected. We do not have long-term or exclusive arrangements with these agencies, and we cannot assure you that we will continue to maintain favorable relationships with them. If we fail to maintain favorable relationships with large advertising agencies or attract additional agencies, we may not be able to retain existing advertisers or attract new advertisers and our business and results of operations could be materially and adversely affected.

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

In 2012, 2013 and 2014, our WVAS revenues accounted for 59.1%, 47.5% and 39.2%, respectively, of our paid service revenues. For more information about our WVAS, see “Item 4. Information of the Company — B. Business Overview — Our Channels and Services — Our Mobile Channel — WVAS.” However, our WVAS business has a short operating history. As a result, there is limited financial data that can be used to evaluate our WVAS business and its potential to generate revenues in the future. In addition, we cannot assure you that we will be successful in developing our WVAS business, which will depend, among other things, on our ability to:

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

As devices other than personal computers, such as mobile phones, tablets and other Internet-enabled mobile devices, are increasingly used to access the Internet, we believe that we must develop products and applications for such devices if we are to maintain or increase our market share and revenues, and we may not be successful in doing so.

Devices other than personal computers, such as mobile phones, tablets, wearable devices and other Internet-enabled mobile devices, are used increasingly in China and in overseas markets to access the Internet. We believe that, for our business to be successful, we will need to design, develop, promote and operate new products and applications that will be compatible with such devices and attractive to users. The design and development of new products and applications may not be successful. We may encounter difficulties with the installation of such new products and applications for mobile devices, and such products and applications may not function smoothly. As new devices are released or updated, we may encounter difficulties in developing and upgrading our products or applications for use on mobile devices and we may need to devote significant resources to the creation, support, and maintenance of such products or applications for mobile devices.

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

We have relied and will continue to rely mostly on third parties for the content we distribute across our channels. If these parties fail to develop and maintain high-quality and engaging content or raise their licensing fees, or if a large number of our existing relationships are terminated, we could lose users and advertisers and our brand could be materially harmed. License fees for short-form video content showed an increasing trend in 2014. While increases in license fees for third-party video content did not significantly affect our cost of revenues in 2014, if such license fees continue to increase significantly in the future, our income from operations may be negatively affected. In addition, the Chinese government has the ability to restrict or prevent state-owned media from cooperating with us in providing certain content to us, which, if exercised, would result in a significant decrease in the amount of content we are able to source for our website and negatively impact our results of operations.

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

We provide our in-house produced content and user-generated content, or UGC, to Phoenix TV on a regular and frequent basis for display on its TV programs and Phoenix TV promotes our brand name and content on its TV network pursuant to the Phoenix TV Cooperation Agreement. As compensation for the rights granted to us under the Phoenix TV Cooperation Agreement, Fenghuang On-line is currently obligated to pay Phoenix TV an annual service fee in the amount of RMB1.6 million for the first year of the agreement, which incrementally increases by 25% for each subsequent year of the agreement. For 2014, the annual service fee payment to Phoenix TV is RMB3.9 million. If Phoenix TV’s indirect voting interest in Fenghuang On-line decreases to 50% or below, Phoenix TV has the right to amend the annual service fee under the Phoenix TV Cooperation Agreement, provided that it may not be raised to more than 500% of the original annual service fee. In addition to the annual service fee, Fenghuang On-line must also pay to Phoenix TV 50% of the after-tax revenues Tianying Jiuzhou earns from sublicensing Phoenix TV’s video content to third parties, which is not subject to adjustment. In addition, if Phoenix TV’s indirect equity interest in our company decreases to 35% or below, Phoenix TV has the right to immediately terminate the Phoenix TV Cooperation Agreement. The Phoenix TV Cooperation Agreement will, unless extended further, expire in March 2016, or may be terminated early, and therefore we cannot guarantee you that we may continue to benefit from promotional or other cooperative arrangements with Phoenix TV in the future. We cannot assure you that we will continue to receive the same level of support from Phoenix TV.

On March 18, 2015, the State Administration of Taxation issued the Circular on Enterprise Income Tax Issues concerning Disbursement of Expenses by Enterprises to Overseas Related Parties, or SAT Circular 16, pursuant to which an enterprise, when making payments of fees to a related party overseas, shall abide by the arm’s length principle and provide, as required by the competent tax authority, the contract or agreement that it has entered into with such related party, as well as relevant materials proving that such transaction is real and in compliance with the arm’s length principle. SAT Circular 16 further lists several payment scenarios which are in contravention of the arm’s length principle, including: (i) payments made to a related party that has not performed its functions, assumed any risks or engaged in any substantial business activities; (ii) payments of service fees made to a related party for its provision of services that cannot bring direct or indirect economic benefits to the payer; and (iii) payments of royalties made to a related party which merely owns the legal title to the relevant intangible assets that have not contributed to the payer’s creation of values. Where such transaction is deemed to have failed to accord with the arm’s length principle, the competent tax authority has the right to make taxation adjustments within ten years after the taxable year when the transaction is conducted. According to SAT Circular 16, payments made by our PRC subsidiaries and affiliated consolidated entities to Phoenix TV or its offshore affiliates under the above arrangements may be subject to stringent supervision by competent tax authority.

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

Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services that provide political news or to cease the Internet access services provided by third parties to us. In 2014, approximately 78.6% of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties.

We are required to obtain an Internet news license from SCIO for the dissemination of news through our website. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Internet News Dissemination.” Tianying Jiuzhou submitted an application to the SCIO to apply for the Internet news license when the relevant regulation came into effect. However, as of the date of this annual report, the SCIO has not issued an Internet news license to Tianying Jiuzhou. As a result of Tianying Jiuzhou’s lack of an Internet news license, the SCIO or applicable information office at the provincial level may order us to cease the violating operations and impose a fine on us of not more than RMB30,000. In the case of severe contravention as determined by SCIO or its applicable local counterpart in its sole discretion, the telecommunications administrative authorities may, based on written confirmation opinions of SCIO or the applicable information office at the provincial level, and in accordance with the relevant regulations on Internet information services, cease our Internet information services that provide current political news or cease the Internet access services that third parties provide to us. In 2014, approximately 78.6% of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties.

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

As of December 31, 2014, our management has concluded that our internal control over financial reporting is effective. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective as of December 31, 2014.

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

We derive substantially all of our mobile value added services revenues, or MVAS revenues, such as WVAS, mobile video, mobile digital reading, and mobile games from the provision of content or services through the networks of the PRC telecommunications operators. In particular, we rely primarily on the networks of China Mobile, a shareholder of Phoenix TV since August 2006 with an equity interest of 19.7% as of March 31, 2015 to deliver our services. In 2012, 2013 and 2014, we derived approximately 85.7%, 73.7% and 64.9%, respectively, of our paid service revenues from China Mobile. Within these revenues, we generated a significant portion through fixed fee arrangements with China Mobile for our digital reading services. The remainder of our MVAS revenues and revenues from our mobile subscription and pay-per-view video services are mostly derived from China United Telecommunications Corporation, or China Unicom, and China Telecommunications Corporation, or China Telecom.

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

Tianying Jiuzhou is currently operating our online game business. As of the date of this annual report, Tianying Jiuzhou and Yifeng Lianhe have obtained Online Culture Operating Permits from the MOC with respect to its operation of online games, and Tianying Jiuzhou has obtained an Internet Publication License from GAPPRFT with respect to books and periodicals published on the Internet, including the mobile Internet, and online and mobile games. Yifeng Lianhe has not obtained an Internet Publication License. In addition, we license almost all of our online and mobile games from other game operators and share profits with these game operators. We require these game operators to obtain the requisite approvals from GAPPRFT, and make the filings with the MOC, for relevant online and mobile games. As of the date of this annual report, we have not obtained advanced approval for some of our online and mobile games from GAPPRFT or completed filing with the MOC. We cannot assure you that (i) Yifeng Lianhe can obtain an Internet Publication License; or (ii) we or such game operators can obtain all the required approvals and complete the relevant filing procedures with the relevant government authorities for each game we operate in a timely manner or at all. If the relevant authority challenges the commercial operation of our games and determines that we are in violation of the relevant laws and regulations regarding online and mobile games, it would have the power to, among other things, levy fines against us, confiscate our income and require us to discontinue our online game business. In addition, if we were deemed to be in violation of the relevant laws and regulations regarding online and mobile games, GAPPRFT would have the ability to withdraw the Internet Publication License that it granted to Tianying Jiuzhou on April 15, 2011, which may affect, directly or indirectly, our ability to conduct our online digital reading services and game services.

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

Our PRC affiliated consolidated entities, Tianying Jiuzhou and Yifeng Lianhe, are currently engaged in the provision of value-added telecommunications services and each of them has obtained ICP Licenses from MIIT or its local counterpart in Beijing. In addition, Tianying Jiuzhou owns our material domain names, including ifeng.com, and, as of March 31, 2015, owned six registered trademarks that were transferred to it from Phoenix Satellite Television Trademark Limited. Yifeng Lianhe owned 20 registered trademarks, and both of our affiliated consolidated entities continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited, a wholly owned subsidiary of Phoenix TV, in their value-added telecommunications services. Therefore, we are not currently in compliance with the MIIT 2006 Notice.

We have designed propriety logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2015, Tianying Jiuzhou owned 97 PRC registered trademarks, six of which were transferred from Phoenix Satellite Trademark Limited, and Yifeng Lianhe owned 20 PRC registered trademarks. In addition, Tianying Jiuzhou had submitted 18 registration applications relating to eight logo designs to the PRC Trademark Office, and Yifeng Lianhe had submitted one registration applications relating to one logo design to the PRC Trademark Office.  Despite our having registered many trademarks used in our value-added telecommunications business operations, we may continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited.

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

In addition to professionally produced content, content from Phoenix TV and our in-house produced content, we allow our users to upload text and images (UGC) to our websites. We have a content screening team of approximately 49 editors who are responsible for monitoring and preventing the public release of inappropriate or illegal content, including UGC, on our websites or through our services. Although we have adopted internal procedures to monitor the content displayed on our websites, due to the significant amount of UGC uploaded by our users, we may not be able to identify all the UGC that may violate relevant laws and regulations. Failure to identify and prevent inappropriate or illegal content from being displayed on our websites may subject us to liability.

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

Our success depends on the continuous efforts and services of Mr. Shuang Liu, our chief executive officer, Mr. Ya Li, our  president, Ms. Betty Yip Ho, our chief financial officer, and Mr. Shu Liu, our senior vice president. If, however, one or more of our executives or other key personnel are unable or unwilling to continue to provide services to us, we may not be able to find suitable replacements easily or at all. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. We do not maintain key-man life insurance for any of our key personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose advertisers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, if any dispute arises between us and our executives or key employees, these agreements may not be enforceable in China, where these executives and key employees reside, in light of uncertainties with China’s legal system. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could limit the protections available to you and us.”

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

We adopted a share option plan in June 2008 and a restricted share and restricted share unit plan in March 2011. As of March 31, 2015, 1,802,451 contingently issuable shares and options to purchase 47,274,422 Class A ordinary shares were outstanding. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors, Supervisors and Executive Directors—Share Incentive Plans”. For the years ended December 31, 2012, 2013 and 2014, we recorded RMB6.8 million, RMB16.7 million and RMB53.2 million (US$8.6 million), respectively, in share-based compensation. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant stock options to employees in the future. We intend to grant additional stock options to our employees going forward, which we expect will further increase our share-based compensation. If we continue to grant share options in the future, our share-based compensation will increase accordingly.

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

Third parties may take action and file claims against us if they believe that certain content on our site violates their copyrights or other related legal rights. We have been subject to such claims in the PRC. From January 1, 2014 to March 31, 2015, we have been subject to 81 cases in the PRC, 71 of which have been concluded. For more information, see “Item 4. Information on the Company—B. Business Overview—Legal and Administrative”.

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

Under PRC tax laws and regulations, our PRC subsidiary, Fenghuang On-line enjoyed, or is qualified to enjoy, certain preferential income tax benefits. The Enterprise Income Tax Law, effective on January 1, 2008, or the EIT Law, and its implementation rules significantly curtail tax incentives granted to foreign-invested enterprises. The EIT Law, however (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies established before March 16, 2007 to continue to enjoy their existing tax incentives, subject to certain transitional rules, and (iii) introduces new tax incentives, subject to various qualification criteria. For example, the EIT Law permits certain “high and new technology enterprises strongly supported by the state” to enjoy a reduced enterprise tax rate of 15%. According to the relevant administrative measures, to qualify as “high and new technology enterprises strongly supported by the state,” Fenghuang On-line must meet certain financial and non-financial criteria and complete verification procedures with the administrative authorities. Continued qualification as a “high and new technology enterprise” is subject to a three-year review by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification. In the event the preferential tax treatment for Fenghuang On-line is discontinued or is not verified by the local tax authorities, and the affected entity fails to obtain preferential income tax treatment based on other qualifications such as Advanced Technology Service Enterprise, it will become subject to the standard PRC enterprise income tax rate of 25%. We cannot assure you that the tax authorities will not, in the future, discontinue any of our preferential tax treatments, potentially with retroactive effect. On April 21, 2010, the State Administration of Taxation issued Circular 157 providing additional guidance on the interaction of certain preferential tax rates under the transitional rules of the EIT Law. Prior to Circular 157, we understood that if a high and new technology enterprise, or an HNTE, entity was in a tax holiday period, where it was entitled to a 50% reduction in the tax rate, and it was also entitled to the 15% HNTE preferential tax rate, then it would be entitled to pay tax at the rate of 7.5%. Circular 157 appears to have the effect that such an entity is entitled to pay taxes at either the lower of 15% or 50% of the applicable PRC tax rate (in terms of a foreign investment enterprise during transition period such as Fenghuang On-line, 25% starting from 2012). However, to date, Beijing local-level tax bureau has not implemented Circular 157 and is holding the view that the relevant provisions may not apply to HNTEs in Science & Technology Park of Haidian District. Therefore, Fenghuang On-line was entitled to a 50% reduction of its applicable tax rate to 7.5% from 2009 to 2011. In 2011 and 2014, Fenghuang On-line resubmitted applications for qualification as an HNTE, which were approved in October 2011 and November 2014, respectively. Therefore, Fenghuang On-line is eligible for a 15% income tax rate for years 2012 to 2016. See “Item 10. Additional Information—E. Taxation.”

On November 16, 2011, the Ministry of Finance and the State Administration of Taxation announced the Business Tax to Value Added Tax Transformation Pilot Program, or the VAT Pilot Program. Productive service industries, such as the transportation industry and certain modern services industries, were the first in the pilot regions to implement the VAT Pilot Program. The implementation of the VAT Pilot Program began on January 1, 2012 in Shanghai and on September 1, 2012 in Beijing, and was then expanded to seven other provinces and municipalities by the end of 2012. Commencing on August 1, 2013, the implementation of the VAT Pilot Program has been expanded to all regions in the PRC. As a result of the VAT Pilot Program, the advertising revenues and other “modern service” revenues, such as web-based game service revenues earned by our entities and technical service fees paid by affiliated consolidated entities to Fenghuang On-line, are subject to value-added tax and surcharges at a rate of approximately 6.7%. On April 29, 2014, the Ministry of Finance and the State Administration of Taxation jointly issued the Notice on Including Telecommunications Sector under the VAT Pilot Program, or Notice No. 43, pursuant to which the telecommunications industry would be included in the scope of the VAT Pilot Program for the transformation from the business tax to value-added tax from June 1, 2014. As a result, MVAS revenues are subject to value-added tax and surcharges at a rate of approximatedly 6.7% from June 1, 2014. The industries to which the VAT Pilot Program applies may impact our results of operations. The imposition of value-added tax to replace business tax may increase our tax expenses, which could adversely affect our results of operations and financial condition.

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

Economic conditions in the PRC are sensitive to macroeconomic conditions. In part due to lower export demand resulting from slow economic recoveries in the United States and Europe and a weak economic environment in Japan, China’s GDP growth decelerated since 2012. China’s year-over-year GDP growth rate in 2014, 7.4%, slowed from 7.7% in 2012 and 2013. In addition, there is uncertainty regarding the scale and the effects of a real estate bubble alleged by some to have reached a critical stage in the PRC. Since demand for our paid and advertising services are sensitive to macro-economic conditions globally and in the PRC, our business prospects may be affected by the macroeconomic environment. Any prolonged slowdown in the global or PRC economy may have a material adverse effect on our business, results of operations and financial condition, and continued turbulence in the international markets may materially and adversely affect our ability to access the capital markets to meet liquidity needs.

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

We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the 2006 M&A Rules, the MOFCOM Security Review Rules, if applicable, and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. However, it is also uncertain wether the 2006  M&A Rules, the MOFCOM Security Review Rules or the other PRC regulations regarding the acquisitions of PRC companies by foreign investors will be materially repealed or amended should MOFCOM’s proposed Foreign Investment Law, or the Draft FIL, become effective in the future. Any adverse change in rules or regulations may have a material adverse effect on our business and results of operations.

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

Failure of our business strategies through our subsidiaries, affiliates and other business alliance partners could negatively affect our financial condition, results of operations and reputation.

Aligned with our business strategies, we have made and may undertake in the future investments in subsidiaries, affiliates and other business alliance partners in various Internet-related businesses. We invested approximately RMB4.5 million in Shenzhen Fenghuang Jingcai Network Technology Co., Ltd, or Fenghuang Jingcai, a company engaged in online lottery ticket distribution, and hold a 45.06% interest in the company in 2014.

In October and December 2014, we acquired series B convertible redeemble preferred shares and ordinary shares of Particle Inc., or Particle, representing 18.42% of the equity interest in Particle on an as-if converted basis as of December 31, 2014. Particle owns the mobile application Yidian Zixun, or Yidian, a personalized news and life-style information application in China, which allows users to define and explore desired content over mobile devices. In April 2015, we acquired further equity interests in Particle, such that we owned approximately 49.02% of the equity interest in Particle following this series of transactions.

In March 2014, IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P., or the IDG-Accel Funds, acquired US$3.0 million convertible preferred shares of Phoenix FM Limited, previously a subsidiary of the Company, to accelerate development of the ifeng application business. Despite holding 100% of Phoenix FM Limited’s ordinary shares, we account for our investment in Phoenix FM Limited as an equity investment since we do not control Phoenix FM Limited due to substantive participating rights that have been provided to the IDG-Accel Funds. In December 2014, we sold 1% equity interest of Beijing Fenghuang Tianbo Network Technology Co., Ltd., or Tianbo, a previously consolidated subsidiary. After the disposition, although we still has the majority of board members, all the resolutions should be unanimously approved by all of the board members. Therefore, we lost control of Tianbo. As we have significant influence over financial and operating decision-making after deconsolidation, we account for the retained 50% equity interests by using the equity method of accounting. It is uncertain whether we will receive the expected benefits from these investments, due to any adverse regulatory changes, worsening of economic conditions, increased competition or other factors that may negatively affect the related business activities.

We account for some of our investments in affiliates under the equity method. Therefore, net losses incurred by equity method investees may cause us to record our share of the net losses. Furthermore, we may lose the capital which we have invested in affiliates and other business alliances or may incur impairment losses on securities acquired in such alliances. While we do not have such arrangements in place, we may in the future be required under contractual or other arrangements to provide financial support, including credit support and equity investments, to our business alliance partners in the future. Additionally, we may also incur credit costs from our credit exposure to such business alliance partners.  If there is any negative news coverage about our business alliance partners, our reputation may also be harmed as a result of our affiliation with them.

Particle operates Yidian, a personalized news and life-style information application in China, which allows users to define and explore desired content over mobile devices. As Yidian links to news contents provided by third parties, we may face the risk of being subject to copyright infringement claims. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have been and expect we will continue to be exposed to intellectual property infringement and other claims, including claims based on content posted on our website, which could be time-consuming and costly to defend and may result in substantial damage awards and/or court orders that may prevent us from continuing to provide certain of our existing services.”

Some of the businesses we have invested in, such as online lottery ticket distribution, is subject to intensive regulation. As a result of such regulations which are beyond our control, our business strategies may fail.  For example, since March 2015, Fenghuang Jingcai has temporarily suspended accepting online purchase orders for lottery products, in response to the Notice related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales, or the Self-Inspection Notice, which was jointly promulgated by the Ministry of Finance, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China on January 15, 2015. The Self-Inspection Notice requires provincial and municipal government branches, including financial, civil affairs and sports bureaus, to conduct inspection and take remedial measures for unauthorized online lottery sales within their respective jurisdictions. The scope of inspection includes, among other things, commercial contract arrangements, online lottery products, lottery sales data exchange, online lottery sales channels, and sales commission fees in connection with unauthorized engagements of online sales agents by lottery administration centers. On April 3, 2015, the Public Announcement on Restraint and Unauthorised Online Lottery Sales, or the Public Announcement was jointly released by eight competent government authorities, namely, the Ministry of Finance, the Ministry of Public Security, the State Administration for Industry & Commerce, the Ministry of Industry and Information Technology, the Ministry of  Civil Affairs, the People’s Bank of China, the General Administration of Sports of China and the China Banking Regulatory Commission. The Public Announcement mandates, among other things, that (i) all lottery institutions, internet companies, and other institutions or individuals which provide unauthorized online lottery sales services, either directly or through agents, shall immediately cease such services.  The local governmental authorities of finance, civil affairs and sports shall investigate and sanction unauthorized online lottery sales in their respective jurisdictions according to relevant laws and regulations; (ii) the local government authorities of public security and industry and commerce shall investigate any issuance or sales of illegal lottery within their respective jurisdictions, with necessary assistance from local government authorities of finance, communication, banking regulatory commission, civil affairs, sports and local branches of the People’s Bank of China, and report any criminal activities to the judicial authority for prosecution; and (iii) the lottery issuance authorities that plan to sell lottery products online shall obtain the approval from the Ministry of Civil Affairs or the General Administration of Sports of China by submitting an application to the Ministry of Finance for written approval. No entity shall provide online lottery sales services without the approval by the Ministry of Finance. We believe the close proximity of the promulgation of the Self-Inspection Notice and the Public Announcement signals a potential significant change of regulatory framework in the online lottery market in China. In light of such potential change of regulatory framework, Fenghuang Jingcai decided to voluntarily and temporarily suspend all of our online lottery sales services in March 2015. As a result, between the date of its voluntary suspension and the date of this annual report, Fenghuang Jingcai has not been generating any revenue. As of the date of this annual report, there is no clear indication how long the temporary suspension will last. Similar adverse regulatory change may have a material adverse impact on the business and financial performance of our subsidiaries, affiliates and other business alliance partners. Furthermore, unanticipated costs and liabilities may be incurred in connection with those business strategies, including liabilities from the claims related to the businesses prior to our business alliances, and cost from actions by regulatory authorities.

Risks Relating to Our Corporate Structure

Phoenix TV (BVI) owns our Class B ordinary shares with 1.3 votes per share, allowing it and Phoenix TV to exercise significant influence over matters subject to shareholder approval, and their interests may not be aligned with the interests of our other shareholders.

Phoenix TV (BVI), a wholly owned direct subsidiary of Phoenix TV, owned 55.9% of our total issued and outstanding shares as of March 31, 2015. Moreover, all shares held by Phoenix TV (BVI) are Class B ordinary shares with 1.3 votes per share. As a result, Phoenix TV (BVI) held 62.3% of the total voting power of our ordinary shares as of March 31, 2015. Accordingly, Phoenix TV (BVI), and Phoenix TV through Phoenix TV (BVI), have substantial control over the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, and their interests may not align with the interests of our other shareholders. Phoenix TV (BVI) may take actions that are not in the best interest of us or our other shareholders and may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit our other shareholders. This significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors’ perception that conflicts of interest may exist or arise.

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

We cannot assure you, however, that we will be able to enforce these contracts. Although we believe we are in compliance with current PRC regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. For example, it is uncertain that how the Draft FIL, should it come in force, or its implementation rules, may impact the viability of our current corporate structure in the future. See “Item 3 Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the Draft FIL and how it may impact the viability of our current corporate structure, corporate governance and business operations.” If the PRC government determines that we do not comply with applicable laws and regulations, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our website, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.

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

We are a holding company, and we may rely on dividends and other distributions on equity paid by Fenghuang On-line, our PRC subsidiary, for our cash requirements, including the funds necessary to service any debt we may incur. If Fenghuang On-line incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Fenghuang On-line currently has in place with the affiliated consolidated entities in a manner that would materially and adversely affect the ability of Fenghuang On-line to pay dividends and other distributions to us. Further, relevant PRC laws, rules and regulations permit payments of dividends by Fenghuang On-line only out of its retained earnings, if any, determined in accordance with accounting standards and regulations of China. Under PRC laws, rules and regulations, Fenghuang On-line is also required to set aside a portion of its net income each year to reserve funds and staff incentive and welfare funds. Fenghuang On-line must set aside at least 10% of after-tax income each year to reserve funds prior to payment of dividends until the cumulative fund reaches 50% of the registered capital. As for staff incentive and welfare funds, the contribution percentage is to be decided by Fenghuang On-line on its own discretion. As a result of these PRC laws, rules and regulations, Fenghuang On-line is restricted from transferring a portion of its net assets to us whether in the form of dividends. As of December 31, 2014, Fenghuang On-line’s restricted reserves totaled RMB56.6 million. These restricted reserves are not distributable as cash dividends. Any limitation on the ability of our operating subsidiary to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

By promulgating and implementing the circulars, the PRC tax authorities have strengthened their scrutiny over the direct or indirect transfer by non-resident enterprises of equity interests in PRC resident enterprises. For example, Circular 698 specifies that the PRC State Administration of Taxation is entitled to redefine the nature of an equity transfer where offshore holding vehicles are interposed for tax-avoidance purposes and without reasonable commercial purpose. On February 3, 2015, the State Administration of Taxation issued the Notice on Several Issues regarding Enterprise Income Tax for Indirect Property Transfer by Non-resident Enterprises, or SAT Circular 7, which further specifies the criteria for judging reasonable commercial purpose, and the legal requirements for the voluntary reporting procedures and filing materials in the case of indirect property transfer. SAT Circular 7 has listed several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose. However, despite these factors, an indirect transfer satisfying all the following criteria shall be deemed to lack reasonable commercial purpose and be taxable under the PRC laws: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gains derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC tax on the direct transfer of such assets. Nevertheless, the indirect transfer falling into the scope of the safe harbor under SAT Circular 7 may not be subject to PRC tax and such safe harbor includes qualified group restructuring, public market trading and tax treaty exemptions. Under SAT Circular 7, the entities or individuals obligated to pay the transfer price to the transferor shall be the withholding agent and shall withhold the PRC tax from the transfer price. If the withholding agent fails to do so, the transferor shall report to and pay the PRC tax to the PRC tax authorities. In case neither the withholding agent nor the transferor complies with the obligations under SAT Circular 7, other than imposing penalties such as late payment interest on the transferors, the tax authority may also hold the withholding agent liable and impose a penalty of 50% to 300% of the unpaid tax on the withholding agent, provided that such penalty imposed on the withholding agent may be reduced or waived if the withholding agent has submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.

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

The PRC legal system is a civil law system based on written statutes. Unlike in the common law system, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct substantially all of our business through our subsidiary and consolidated affiliates and their subsidiaries established in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of Chinese administrative and court proceedings and the level of legal protection we enjoy in China than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our employees, business partners, customers and suppliers. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. For instance, on January 19, 2015, the MOFCOM published the Draft FIL on its official website for public comments. The Draft FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in alignment with international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments, and thus the Draft FIL will have a far-reaching and significant impact upon foreign investments by fundamentally reshaping the entire PRC foreign investment regulatory regime. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Draft Foreign Investment Law”. There is no definitive timeline for this law to be officially promulgated by the PRC legislature and the current draft may need to undergo significant amendment before the law is finally passed. Accordingly, substantial uncertainties still exist with respect to the enactment timetable, interpretation and implementation of this new law. As a result, we may not be aware of how it may impact the viability of our current corporate structure, corporate governance and business operations. These uncertainties could limit the legal protections available to us and other foreign investors. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

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

As we may rely on dividends and other fees paid to us by our subsidiary and affiliated consolidated entities in China, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we received from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes or commercial reasons, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. For example, the foreign currency exchange gain recorded in our statement of comprehensive income increased significantly from RMB1.9 million for 2012 to RMB19.7 million for 2013. The increase in 2013 was mainly due to RMB appreciation during the period because the majority of the net proceeds from our initial public offering that we converted into RMB has been held by Phoenix New Media Limited whose functional currency is the U.S. dollar. In 2014, we recorded a foreign currency exchange loss of RMB6.1 million. The decrease was mainly due to RMB depreciation against the U.S. dollar. Our results of operations are sensitive to changes in exchange rates of the Renminbi. Future fluctuations that are adverse to us could have a material adverse effect on our results of operation, financial condition or liquidity.

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

In addition, on August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC, unless it is provided for otherwise. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. As to the latest development, on March 30, 2015, SAFE issued the Circular on the Management Concerning the Reform of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which will become effective on June 1, 2015 and will replace SAFE Circular 142. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of foreign-invested enterprise may be converted into RMB capital according to the actual operation of the enterprise within the business scope at its will and the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may be used for equity investments within the PRC. However, under SAFE Circular 19, RMB capital converted from foreign currency registered capital of a foreign-invested company still may not in any case be used to advance the RMB entrusted loan or repay RMB loans if the proceeds of such loans have not been used. We expect that if we convert the net proceeds we receive from our initial public offering into Renminbi and repatriate these funds into China pursuant to SAFE Circular 142 or SAFE Circular 19, our use of Renminbi funds will be for purposes within the approved business scope of our PRC subsidiaries. The business scope of Fenghuang On-line, one of our PRC Subsidiaries, permits it to provide technical and operational support to our affiliated consolidated entities.

If the PRC government finds that our PRC beneficial owners are subject to the SAFE registration requirement under SAFE Circular 37 and the relevant implementing rules and our PRC beneficial owners fail to comply with such registration requirements, such PRC beneficial owners may be subject to personal liability, our ability to acquire PRC companies or to inject capital into our PRC subsidiaries may be limited, our PRC subsidiaries’ ability to distribute profits to us may be limited, or our business may be otherwise materially and adversely affected.

On July 4, 2014, SAFE issued the Circular on Several Issues Concerning Foreign Exchange Administration of Domestic Residents Engaging in Overseas Investment, Financing and Round-Trip Investment via Special Purpose Vehicles, or SAFE Circular 37, which became effective on the same date. SAFE Circular 37 and its detailed guidelines require PRC residents to register with the local branch of SAFE before contributing their legally owned onshore or offshore assets or equity interest into any special purpose vehicle, or SPV, directly established, or indirectly controlled, by them for the purpose of investment or financing; SAFE Circular 37 further requires that when there is (i) any change to the basic information of the SPV, such as any change relating to its individual PRC resident shareholders, name or operation period or (ii) any material change, such as increase or decrease in the share capital held by its individual PRC resident shareholders, a share transfer or exchange of the shares in the SPV, or a merger or split of the SPV, the PRC resident must register such changes with the local branch of SAFE on a timely basis.  See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Foreign Exchange Registration of Offshore Investment by PRC Residents”.

Based on the opinion of our PRC counsel, Zhong Lun Law Firm, we understand that the aforesaid registration requirement under SAFE Circular 37 and the relevant implementing rules do not apply to our PRC subsidiaries or our PRC resident beneficial owners due to the following reasons: (i) our company was incorporated and controlled by Phoenix TV, a Hong Kong listed company, rather than any PRC residents defined under SAFE Circular 37; (ii) none of the former or current shareholders of our PRC affiliated consolidated entities established or acquired interest in our company by injecting the assets of, or equity interest in, our affiliated consolidated entities; and (iii) before the public listing of our ADSs, all of our PRC resident beneficial owners obtained interest in our company through exercise of options granted to them under our employee share option plan. However, we cannot assure you that the PRC government would hold the same opinion as us, and the relevant government authorities have broad discretion in interpreting these rules and regulations. If SAFE or any of its local branches requires our PRC resident beneficial owners to register their interest in our company pursuant to SAFE Circular 37 and the related implementing rules, we will request our PRC resident beneficial owners to make the necessary registration, filings and amendments as required. However, we cannot provide any assurances that these PRC resident beneficial owners will apply for and complete any applicable registrations, filing and amendments. The failure or inability of such PRC resident beneficial owners to do so may subject our PRC subsidiaries to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

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

On January 22, 2014, the Administrative Law Judge presiding over the matter reached an initial decision that the firms had each violated the SEC’s rules of practice by failing to produce the audit work papers and related documents directly to the SEC. The initial decision further determined that each of the firms should be censured and barred from practicing before the SEC for a period of six months. On February 12, 2014, the Big Four PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of these four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to our delisting from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The MOFCOM, published the Draft FIL on its official website in January 2015. Upon its enactment, it is intended to replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.  The Draft FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOFCOM is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The Draft FIL, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the Draft FIL expands the definition of foreign investment and introduces the principle of “actual control” in determining whether an investment is considered a foreign investment or domestic investment. The Draft FIL specifically provides that an entity established in China but “controlled” by foreign investors will be treated as a foreign investor, whereas an entity set up in a foreign jurisdiction but “controlled” by PRC entities and/or citizens would nonetheless be treated as a PRC domestic investor, provided that the entity should obtain such determination upon market entry clearance by the competent foreign investment authority. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of shares, equity interests, property shares, voting rights or other similar rights of the subject entity; (ii) holding less than 50% of shares, equity interests, property shares, voting rights or other similar rights, but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to materially influence the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations.  If a foreign investment is made in an industry within the catalogue of special management measures, or the negative list, to be issued by the State Council, it would be subject to the foreign investment restrictions or prohibitions set forth therein and call for market entry clearance by the competent foreign investment authority.

The “variable interest entity” structure, or the VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in Internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we would be subject to severe penalties or be forced to relinquish our interests in those operations.” Under the Draft FIL, if a variable interest entity is ultimate controlled by a foreign investor via contractual arrangement, it would be deemed as a foreign investment and thus subject to market entry clearance where such variable interest entity is engaged in the industry on the negative list. If an existing company with a VIE structure continues to engage in an industry on the negative list, the MOFCOM has proposed three possible solutions: (i) the company should declare to the MOFCOM that it is controlled by PRC entities and/or citizens, and the VIE structure would be deemed legitimate; (ii) the company should be determined by the MOFCOM that it is controlled by PRC entities and/or citizens, and the VIE structure would be deemed legitimate; or (iii) the company should pass the market access clearance by the MOFCOM. Conversely, if the actual controlling person is of a foreign nationality, then the variable interest entities will be treated as foreign invested enterprises and any operation in an industry on the negative list without market entry clearance may be considered to be illegal.

                                 We may be considered to be ultimately controlled by PRC entities/citizens, as (i) our company was incorporated in Cayman Islands and is currently controlled by Phoenix TV, a company listed in the main board of The Stock Exchange of Hong Kong Limited; and (ii) Mr. Liu Changle, a permanent resident of Hong Kong, is deemed to have control of Phoenix TV as defined in the Codes on Takeovers and Mergers and Share Buy-backs published by the Securities and Futures Commission of Hong Kong. The Draft FIL has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by PRC entities/citizens, while it is soliciting comments from the public. Moreover, it is uncertain whether the telecommunications and internet information services, online cultural activities, online games and other internet-based industries, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the negative list to be issued. If the enacted version of the Foreign Investment Law and the final negative list mandate further actions, such as MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we will face substantial uncertainties as to whether these actions can be timely completed, or at all. As a result, our business and financial condition may be materially and adversely affected.

The Draft FIL, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the Draft FIL imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable foreign-invested enterprises. Reports are required whenever we make a new investment and modify or change our investment. Annual reports are mandatory, and large foreign investors meeting certain criteria are required to make reports quarterly. Any company found to be non-compliant with these information reporting obligations may be subject to fines and/or administrative or criminal liability, and the persons directly responsible may be subject to criminal liability.

Press reports concerning possible increased scrutiny by Chinese authorities of the VIE structure used by us and various other Chinese companies publicly-traded in the United States appear to have created concern among investors and caused the price of our common stock to drop, and such reports may have such an effect in the future.

We operate a VIE structure in which substantially all of our operations in China are conducted by our affiliated consolidated entities, in which we do not own any equity interest, through our contractual arrangements. In the recent past, various prominent Western news outlets reported that the MOFCOM and the China Securities Regulatory Commission, among other Chinese regulatory authorities, may be considering increased scrutiny or enhanced regulation of Chinese companies that use VIE structures as a means of complying with Chinese laws prohibiting or restricting foreign ownership of certain businesses in China, including businesses we are engaged in such as Internet information, content and services, online and mobile advertising, and mobile Internet and other value-added telecommunication services. Some of such news reports have also sought to draw a connection between recent widely reported accounting issues at certain Chinese companies and the use of VIE structures. Such news reports appear to have had the effect of causing significant drops in the market prices of the shares of several Chinese companies, including us, that are publicly-traded in the United States. We believe even if any such Chinese regulatory authorities were to increase scrutiny of VIE structures or adopt regulations specifically governing their use, the possibility is remote that any such scrutiny would have a material adverse impact on us or cause us to change our existing operational structure in any materially adverse way. However, it is possible that there will be such increased scrutiny or enhanced regulation in the future. In addition, while we are not aware of any causal connection between the recently reported accounting scandals and the use of VIE structures, it is possible that investors in our ADSs will believe that such a connection exists. Any of such circumstances could lead to further loss of investor confidence in Chinese companies such as ours and cause fluctuations in the market prices of our common stock and, if such prices were to drop sharply, could subject us to shareholder litigation, which could cause the price for our shares to drop further.

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

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2015, we had 567,369,822 ordinary shares outstanding, including 317,325,360 Class B ordinary shares and 250,044,462 Class A ordinary shares part of which are represented by 30,020,579 ADSs. All ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding are available for sale upon the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. In addition, ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

B.                     Business Overview

We are a leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, we enable consumers to access professional news and other quality information and UGC, on the Internet and through their mobile devices. We also transmit our UGC and in-house produced content to TV viewers primarily through Phoenix TV. Our platform includes our ifeng.com channel, consisting of our ifeng.com website and web-based game platform, our video channel, comprised of our dedicated video vertical, and our mobile channel, including our mobile Internet website, mobile applications, mobile value-added services and mobile games. The appeal of our brand is enhanced by its affiliation with the “Phoenix” (鳳凰) brand of Phoenix TV.

According to iResearch, our online daily unique visitors increased from 40.3 million in December 2013 to 47.8 million in December 2014, and monthly unique visitors increased from 275.0 million in December 2013 to 310.4 million in December 2014. We have ranked fourth among all portals in China in terms of daily unique visitors in December 2014, according to iResearch. According to our internal data, our aggregated mobile daily unique visitors from mobile website 3g.ifeng.com and mobile applications reached 30.5million in December 2014. We earn revenues from advertising and paid services, which accounted for 72.7% and 27.3% of our total revenues, respectively, in 2014.

Our net advertising revenues collectively accounted for 54.9%, 60.6% and 72.7% of our total revenues in 2012, 2013 and 2014, respectively. We provide advertising services through portal (our ifeng.com channel and video channel) and mobile channel which accounted for 86.4% and 13.6% of our net advertising revenues respectively in 2014. We recognize revenues from our advertising services on a net basis, deducting the agency service fees we pay to advertising agencies. Our number of advertisers reached 522, 569 and 612 as of December 31, 2012, 2013 and 2014, respectively. Driven primarily by increases in average revenue per advertiser, or ARPA, our net advertising revenues increased from RMB610.2 million in 2012 to RMB863.7 million in 2013, and to RMB1.2 billion (US$191.8 million) in 2014.

We offer a wide variety of paid services primarily through our mobile channel, and, to a lesser extent, through our ifeng.com channel and video channel. Before 2013, we classfied our paid services into (i) mobile Internet value-added services, or MIVAS, which included our digital reading services, mobile and web-based game service and wireless value-added services, or WVAS, such as messaging-based services (SMS and MMS), as well as Internet value-added services; and (ii) video value-added services, or video VAS, which consisted of our online video paid services, our mobile video paid services and video content sales. In 2013, we adjusted our paid service classification from MIVAS and video VAS into (i) mobile value-added services, or MVAS, which includes wireless value-added services, or WVAS, mobile video, mobile digital reading, and mobile games through telecom operators’ platforms, and (ii) games and others, which includes games, content sales, and other online and mobile paid services through our own platforms. We believe the adjustment helps investors better understand the composition of our paid services revenues, especially the breakdown and trend between revenues generated through telecom operator’s platforms and revenues generated through our own platforms. We derived 75.3% and 24.7% of our paid service revenues, respectively, from our MVAS and games and others in 2014. We generate the majority of our paid service revenues from our MVAS by providing content to mobile device users and collecting revenue shares from the relevant mobile operator. We also earn paid service revenues in the form of fixed fees from China Mobile, for digital reading services. These offerings have driven the growth of our paid service revenues from RMB500.8 million in 2012 to RMB560.7 million in 2013. Due to the decrease in wireless value-added services with telecom operators, our paid service revenues decreased to RMB447.7 million (US$72.2 million) in 2014.

Our Relationship with Phoenix TV

We are a subsidiary of Phoenix TV, a leading Hong Kong-based satellite TV network broadcasting Chinese language content globally and into China. Phoenix TV indirectly owned 55.9% of our ordinary shares and 62.3% of the voting power of our ordinary shares as of March 31, 2015. Fenghuang On-line and Phoenix TV entered into a cooperation agreement, or the Phoenix TV Cooperation Agreement, on November 24, 2009, which will expire on March 16, 2016. Under this agreement, Fenghuang On-line and Phoenix TV agreed to certain cooperative arrangements in the areas of content, branding promotion and technology, and Phoenix TV agreed to procure, and procured, its subsidiaries, Phoenix Satellite Television Company Limited and Phoenix Satellite Television Trademark Limited, to enter into the Content License Agreements and Trademark License Agreements, respectively, with each of our affiliated consolidated entities on November 24, 2009.

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

Our Content

We strive to deliver the most up-to-date, in-depth, exclusive and thought-provoking content to our users. Content selection, editing and production are core focuses of our business. We obtain our content from four sources: third-party professional media companies, Phoenix TV, our in-house production and UGC. The content we acquire covers a wide spectrum of user-targeted subjects, including news, current affairs, finance, technology, automobiles, fashion and entertainment, among others. We believe that we have provided the earliest video and text media coverage among Chinese media companies of certain major world events. We are uniquely positioned among our peers in China to be able to distribute our content on TV. We feed a substantial amount of in-house produced content and UGC to a number of Phoenix TV’s regular prime-time programs each day. We also provide our in-house produced content and UGC to an overseas TV network, Taiwan CTI Television Inc., from time to time.

Third-Party Professional Content. We have entered into content licensing agreements with approximately 700 professional content providers in aggregate. We obtain our print content from major Chinese print media and news wires and selected international sources. Our Chinese content sources include companies such as China News Service, 21st Century News Group, Xinhua News Agency and the People’s Daily, as well as China’s top ten image providers. Our international sources include Reuters, The Associated Press and Agence France Presse, among others. The video content we source from third parties is primarily comprised of news and documentaries, which cater to our users’ preferences. We obtain our third-party video content from major Chinese television broadcasters, such as CCTV, Zhejiang Satellite TV, and Beijing Satellite TV. The content that we source from professional third parties comprises the majority of the content on our website.

Phoenix TV Content. Phoenix Satellite Television Company Limited, a wholly owned subsidiary of Phoenix TV, has granted each of our affiliated consolidated entities an exclusive license effective until March 2016 to use its copyrighted content on our Internet and mobile channels in China, pursuant to the Content License Agreements. All of the content we obtain from Phoenix TV is video content. Since Phoenix TV’s satellite landing rights in China, outside of Guangdong Province, are limited to international residences and hotels, our integrated platform provides a convenient alternative means for people in China to view Phoenix TV’s programs. We offer live streaming broadcasts of the Phoenix Chinese Channel, the Phoenix NewsInfo Channel and the Phoenix Hong Kong Channel on ifeng.com, and deliver updated clips from a broad range of Phoenix TV’s programs on both our Internet and mobile channels. We are also able to leverage Phoenix Satellite’s global media resources, particularly for our news and finance channels.

In-house Produced Content. We produce investigative reports, exclusive video programs and event-based coverage in-house. We frequently conduct interviews with government officials, thought leaders, celebrities and other compelling public figures and we have provided coverage on hundreds of conferences and forums. We transmit a considerable amount of our in-house produced content to Phoenix TV on a frequent basis and to certain Chinese TV networks from time to time.

UGC. UGC adds an important interactive component to the content we deliver. We generate text UGC through our discussion forum, blog, comment-posting and user survey services. We feed UGC from our discussion forums, blog, comment-posting and surveys to Phoenix TV on a number of its regular TV programs.

Content Editing and Production

Content editing and production are critical components of our content production process. We had a team of 672 editors as of December 31, 2014 organized generally by interest-based vertical. We believe that we possess a strong ability to select and distill compelling news stories and frame issues for our users in a distinctive way. Beyond distributing a large amount of news and information in a timely fashion, we provide independent social commentary and analyses. We edit our videos, primarily consisting of news, documentaries and interviews, into short clips. We organize our content by interest-based vertical and segment it further by featured topic. We actively combine text, image and video content and integrate interactive UGC, aimed at producing an engaging user experience.

Content Monitoring

We implement monitoring procedures to remove inappropriate or illegal content, including UGC from our discussion forum, blog, comments postings and user survey services. Our content screening team consists of 49 part-time and full-time editors who are responsible for monitoring and preventing the public release of inappropriate illegal content. Text and images are screened by our content screening team, which reviews the content on a 24-hour, 3-shift basis and employs monitoring procedures, including (i) technology screening, where a text filtering system screens content based on pre-set key words and identifies suspected information; and (ii) manual review, where the content that passes the technology screening is reviewed by the content screening team and the flagged content identified by our technology is reviewed and confirmed before it can be released. For technology screening, we use an in-house developed identification system which enables us to filter UGC in order to comply with PRC regulatory requirements regarding Internet content.

Our Channels

We provide our content and services through three major channels, including our ifeng.com channel, our video channel and our mobile channel, and also transmit our content to TV viewers, primarily through Phoenix TV. Together, these channels form a single converged platform providing integrated text, image and video content, and employing a variety of interactive formats to create a rich, personalized and hands-on experience for our users. We derive advertising revenues through our ifeng.com channel, video channel and our mobile channel. We generate paid service revenues primarily through our mobile channel, and, to a lesser extent, through our ifeng.com channel and video channel.

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

Interest-based Verticals. We currently provide over 40 interest-based verticals, each of which features integrated text, image and video content and embedded interactive services, such as user surveys and comment postings. Since ifeng.com is but one of multiple access points to our converged platform, our users can also access a significant portion of our interest-based verticals’ content through our mobile channel, including mobile Internet website, mobile applications and mobile value-added services, and can view in-house produced content and UGC created on these verticals on Phoenix TV’s regular programs. Our most popular verticals include:

•          News. Through our news vertical, ifeng News, users have easy access to breaking news coverage from multiple sources and points of view. Our news vertical also features a large amount of in-depth special reports and embedded interactive services. For our special reports, we not only have dedicated teams deliver in-depth analysis and reports, but also integrated user surveys and comment postings into the featured website, which are often was transmitted to and displayed on Phoenix TV.

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

•          Entertainment. Our entertainment vertical spans greater China and strives to cover entertainment news and developments in China, Hong Kong, Taiwan and globally among the Chinese community. This vertical provides broad coverage of the latest entertainment news, including dining, movies, television programs, plays, operas, as well as popular and classical music. It features our in-house produced video program of candid celebrity interviews. We also transmit content from our entertainment vertical to Phoenix TV for use on its “Entertainment Whirlwind” ( ) and “Phoenix Info List” ( ) programs.

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

Interactive Services. Our interactive services aim at turning our website into an active venue for social networking and community interaction. These services allow our users to interact with the content we provide, opening up avenues for lively exchange of information. Our blog and comment posting services are available on both our Internet and mobile channels. Also through our converged platform, we feed a substantial amount of UGC to prime-time programs of Phoenix TV on a daily basis. By furnishing an engaging user experience across Internet, mobile and TV channels, we believe that community-based interactive services increase user loyalty and stickiness. We currently offer the following interactive services:

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

Web-based Game Platform. We operate third-party developed web-based games on our game platform, play.ifeng.com. Web-based games are games that can be played directly from the user’s Internet browser without downloading additional software. Currently our game platform only offers web-based games licensed from third parties. Our game portfolio includes role-playing, strategy and casual games. As of December 31, 2014, we offered a total of 85 licensed web-based games on our platform. We collect payments from game players through the sale of in-game virtual currencies and remit certain agreed-upon percentages of the proceeds to the game developers. The in-game virtual currencies are used by game players to purchase virtual items in the games. We record revenue from selling in-game virtual currencies net of remittances to game developers and deferred until the estimated consumption date of the virtual items, which is typically within a short period of time after purchase of the in-game virtual currency. Revenues generated from web-based games are recorded in games and others under paid services revenues.

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

Our v.ifeng.com Vertical

Our v.ifeng.com vertical offers four categories of video products and services, namely (i) free online video on demand, or VOD, (ii) live Phoenix TV broadcasts, (iii) subscription online video service and (iv) pay-per-view online video service. We organize and present video content, supplemented by text, images, user surveys and comment postings on our v.ifeng.com vertical to create a value-added user experience that we believe is richer than that of watching traditional TV. According to iResearch, our v.ifeng.com site received 54.1 million average daily page views and 13.8 million average daily unique visitors in December 2014. According to the company’s data, v.ifeng.com site received 52.6 million average daily video views in December 2014.

Free Online VOD. Our free online VOD typically consist of short clips of up to five minutes of news programs, interviews, documentaries and other programs. Our VOD content is easily searchable on our website and is organized into 15 verticals of v.ifeng.com for easy browsing, including news, military affairs, documentaries, history, entertainment, movies and dramas, style, vblog, open course, Phoenix TV, live broadcast, original, VIP channel, and games.

Live Phoenix TV Broadcasts. We offer live streams of Phoenix TV’s flagship channels, such as the Phoenix Chinese Channel, the Phoenix InfoNews Channel, and the Phoenix Hong Kong Channel. These broadcasts provide our users with exclusive online access to up-to-the-minute, quality news and other programs from Phoenix TV. These live broadcasts on our v.ifeng.com vertical provide a convenient alternative means for viewing these popular Phoenix TV programs through an Internet-enabled device.

Online Video Subscription and Pay-Per-View Services. Our online video subscription service enables users to watch advertisement-free premium content, such as feature-length documentaries and exclusive online Phoenix TV programming. Our online video pay-per-view service enables users to watch advertisement-free premium videos by purchasing access to particular videos on vip.v.ifeng.com. Like our online subscription videos, our pay-per-view videos also include generally longer videos of up to 45 minutes in length. Revenues generated from online video subscription and pay-per-view services are recorded in games and others under paid services revenues.

Video Content Sales

We sublicense video content that we obtain from Phoenix TV to third parties, including third party websites or other Internet or mobile media companies, for various terms as specified in our agreements with these parties. Revenues generated from video content sales are recorded in games and others under paid services revenues.

Our Mobile Channel

Our mobile channel consists of our mobile Internet website 3g.ifeng.com, mobile applications and MVAS (Mobile Value Added Services). MVAS include mobile video services, mobile digital reading services, mobile game services and WVAS (Wireless Value Added Services). Users can access our mobile content and MVAS directly from their mobile phones: (i) on our mobile Internet website, 3g.ifeng.com, (ii) by downloading our applications or by opening a pre-installed application on their mobile devices, or (iii) from a mobile operator’s platforms.

We provide and market our MVAS through cooperation with mobile operators as well as various mobile device manufacturers, Internet sites, technology and media companies. Our MVAS are tailored to the technical requirements and billing systems of mobile operators, through whom we deliver all of such MVAS. These operators specially recommend certain of our MVAS to their subscribers and have featured our brand in their promotions.

Mobile Website 3g.ifeng.com

Our 3g.ifeng.com website is a modified version of our ifeng.com site reformatted for use on mobile devices and tailored to the preferences of our mobile users. As part of our converged platform, 3g.ifeng.com allows our users to access quality ifeng.com and v.ifeng.com content while they are on-the-go. According to our internal data, our 3g.ifeng.com mobile Internet site received 500 million average daily page views in December 2014. Similar to ifeng.com, our 3g.ifeng.com features an array of interest-based and interactive verticals, as well as a mobile video site for watching free mobile VOD.

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

Mobile Games Services delivered through the Telecom Operators’ Platforms. We currently offer approximately 97 mobile games through China Mobile’s, China Unicom’s and China Telecom’s gaming platforms, which allow users to download our programs using GPRS and 3G/4G technologies.

WVAS. We also provide wireless value-added services, or WVAS, as part of our MVAS offerings through various 2G, 2.5G and 3G/4G standard technology platforms. We offer the following WVAS:

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

Mobile Games

We started our mobile games business in 2014. Currently we only offer mobile games licensed from third parties. Our game portfolio includes action, role-playing and casual games operated on smartphone mobile operation systems, such as iOS and Android. As of December 31, 2014, we offered three exclusive licensed games. We may consider establishing a dedicated mobile games product development team in 2015. We collect payments from game players through the sale of in-game virtual currencies and remit certain agreed-upon percentages of the proceeds to the game developers. The in-game virtual currencies are used by game players to purchase virtual items in the games. Revenues generated from mobile games are recorded in games and others under paid services revenues.

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

We have a diverse advertising client base, including both Chinese and international brand advertisers. Our number of advertisers reached 522, 569 and 612 as of December 31, 2012, 2013 and 2014, respectively. Our top ten advertisers accounted for 25.0% of our total advertising revenues in 2014. Our advertisers generally are in the automobile, food & beverages, e-commerce, financial services, medical services, IT products, cosmetic products, luxury brands, airline, health care, education and communication services industries.

Paid Services

The following table sets forth our paid service offerings on telecom operators’ platforms and our own platforms and the percentage contribution of our various paid services to our paid service revenues and our total revenues in 2014.

Paid Service Offerings(1)	% of Paid Service Revenues	% of Total Revenues
MVAS	75.3	20.6
Wireless value-added services, or WVAS, mobile video, mobile digital reading, and mobile games through telecom operators’ platforms
Games and others	24.7	6.7
Web-based games, mobile games, content sales, and other online and mobile paid services through our own platforms

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

Product Development

In 2014, we continued to improve our advertising solution products as well as focus on improving our convergence model across PC, mobile and TV in order to provide our users easier access to our premium content through any device. In particular, we continued to introduce and improve our mobile applications and strengthened commercial products in certain of our verticals. For example, we launched database products under our fashion and finance verticals. We also revamped our website’s home page in 2014. In 2012, 2013 and 2014, our total technology and product development expenses, including related share-based compensation were RMB91.3 million, RMB108.7 million and RMB150.0 million (US$24.2 million), respectively.

Infrastructure and Technology

Our technology platform has been designed for reliability, speed, scalability and flexibility and is administered by our in-house technology department. We have access to a network of approximately 3,000 self-owned and leased servers across China mainland, Hong Kong and North America with power supply and power generator backup. We have developed our server operations based on Linux and other open source softwares, which has allowed us to lower software related investment and enhance our network reliability.

Content Management Technology. We have internally developed a leading new media content management system, which fully integrates our ifeng.com, video and mobile channels. The strength of our content management system is evidenced by our cooperation with Dayang Development Technology, Inc. China’s largest manufacturer of TV broadcasting technology, which we entered into in August 2010 to sell new media content management solutions for provincial and local TV stations in China.We have also developed a new consolidated system, CMPP (Content Management Programmable Platform), for content management and delivery, which focuses on HTML5 and mobile apps.

Bandwidth Saving Technology. Our CDN allows us to provide ample bandwidth to our users, thereby enhancing their user experience. Our CDN infrastructure seamlessly integrates our self-developed CDN and commercial CDNs, which allows us to ensure bandwidth for users located in remote areas on an efficient and cost-effective basis. We have established approximately 40 CDN nodes across with telecommunication operators. We developed and deployed hybrid CDN-P2P for streaming and on-demand video to improve cost-effectiveness.

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

Cloud Computing. Our technology department began researching the use of a cloud computing system four years ago to modify our network and system infrastructure and lower our content delivery and system maintenance costs. We have built a distributed file system, which provides file access services to our content management system, and is anticipated to become a streaming media service and core storage system for each of our CDN nodes. We have commenced our distributed computing platform project, which provide large-scale computer capacity support for our raw access log and transcoding computing-intensive applications. We have also deployed an open source virtualization cluster to integrate multiple small applications, which significantly reduced our IT costs.

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

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. We also enter into confidentiality, non-compete and invention assignment agreements with our employees and consultants and nondisclosure agreements with selected third parties. We had 79 PRC software registrations and owned 14 domain names, including ifeng.com, as of March 31, 2015.

We have also designed proprietary logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2015, Tianying Jiuzhou owned 97 PRC registered trademarks, six of which were transferred from Phoenix Satellite Trademark Limited, and Yifeng Lianhe owned 20 PRC registered trademarks. In addition, Tianying Jiuzhou had submitted 18 registration applications relating to eight logo designs, and Yifeng Lianhe had submitted one registration application relating to one logo design, to the PRC Trademark Office. Both of our affiliated consolidated entities continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited. Therefore we are currently not in compliance with a notice of the MIIT which requires ICP License-holders to own the trademarks used in their value-added telecommunications businesses. For information about the risks related to our use of licensed trademarks and our plans to remedy such risks, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our Affiliated Consolidated Entities and their respective shareholders do not own the trademarks used in their value-added telecommunications services, which may subject them to revocation of their licenses or other penalties or sanctions.”

Employees

We had approximately 1,478, 1,666 and 1,969 employees as of December 31, 2012, 2013 and 2014, respectively. Our number of employees has grown significantly to accommodate the growth of our business. The table below sets forth the number of employees categorized by function as of December 31, 2014:

Function	Number of Employees
Management and administration	219
Content development	672
Mobile products and services	258
Technology and product development	324
Sales and marketing	496
Total	1,969

As of December 31, 2014, we had 1,705, 108 and 110 employees located in Beijing, Shanghai and Guangzhou, respectively, and 46 employees located in other locations in China. Currently we do not have any employees located outside of China.

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

Legal and Administrative Proceedings

We are currently not a party to any material legal or administrative proceedings and are not aware of any pending or threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. From January 1, 2014 to March 31, 2015, we have been subject to 81 cases in the PRC, 71 of which have been concluded. The aggregate amount of damages awards and settlements paid by us was RMB0.8 million.

Facilities

Our executive office is located at Sinolight Plaza, Floor 16, No. 4 Qiyang Road, Wangjing, Chaoyang District, Beijing 100102, People’s Republic of China. We maintain a number of offices in Beijing, Shanghai and Guangzhou under leases with terms ranging from one to five years.

The following table describes each of our major offices as of December 31, 2014:

Location	Space (in square meters)	Usage of Property	Expiration Dates
Beijing	14,999	Office	June 30, 2017
Beijing	2,410	Office	October 14, 2016
Shanghai	1006	Office	May 31, 2017
Guangzhou	552	Office	October 14, 2017
Changsha	133	Office	February 28, 2016

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

Draft Foreign Investment Law

On January 19, 2015, the MOFCOM published the Draft FIL, on its official website for public comments, which mainly covers: (i) definition of foreign investors and foreign investments, (ii) market entry clearance, (iii) national security review, (iv) information reporting, (v) investment promotion and protection as well as handling of complaints, (vi) legal liabilities and (vii) other general and miscellaneous provisions. The MOFCOM also published an explanatory note to the Draft FIL on its official website. The Draft FIL, once enacted, will eventually replace the trio of the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law as well as their implementation rules and ancillary regulations, and will consolidate and simplify the various regulatory requirements on foreign investments.

The Draft FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in alignment with international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments, and thus the Draft FIL will have a far-reaching and significant impact upon foreign investments by fundamentally reshaping the entire PRC foreign investment regulatory regime. The Draft FIL includes, among others, the following key points:

•                             The Draft FIL expands the definition of foreign investment and introduces the principle of “actual control” in determining whether an investment is considered a foreign investment or domestic investment. An entity established in China but “controlled” by foreign entities and/or citizens will be treated as a foreign investor, whereas an entity set up in a foreign jurisdiction but “controlled” by PRC entities and/or citizens would nonetheless be treated as a PRC domestic investor, provided that the entity obtains such determination upon market entry clearance by the competent foreign investment authority.

•                             The existing comprehensive approval system of foreign investments will be replaced by an entry clearance system in relation to foreign investments in the industries within the negative list and an information reporting system. The negative list will only comprise of two categories: the prohibited industries and the restricted industries; foreign investments in industries not listed in the negative list will not be required to apply for entry clearance or make record filing and will only be required to submit information reports. In the future, the negative list to be issued by State Council may replace the current Guidance Catalogue of Industries for Foreign Investments. The information reporting system includes the investment implementation reporting, investment amendment reporting, annual reporting and quarterly reporting. The scope of the information reporting is very extensive under the Draft FIL. In addition, any non-compliance with the information reporting obligations, concealing true information, or providing misleading or false information will be subject to monetary fines or criminal charges, depending on the seriousness of circumstances, and the persons directly responsible may also be criminally liable.

•                             All differences in the corporate governance requirements that currently apply to foreign invested and domestic enterprises will be removed, leaving only the requirements under the PRC Company Law, with which all foreign invested and domestic enterprises must comply.

•                             The national security review will be incorporated as a separate chapter and may replace the existing regulations and rules issued by the State Council or the MOFCOM. Compared with the existing regulations and rules, the scope of national security review is wider under the Draft FIL.

•                             The VIE structure, will fall into the jurisdiction of the Draft FIL, and certain potential solutions was proposed to apply to the existing VIE structures. See “Item 3: Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations”.

Although only a first draft has been released for public comments, it is already apparent that the Draft FIL will fundamentally change the current foreign investment regulatory landscape. There is no definitive timeline for this law to be officially promulgated by the PRC legislature and the current draft may need to undergo significant amendment before the law is finally passed. Accordingly, substantial uncertainties still exist with respect to the enactment timetable, interpretation and implementation of this new law.

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

The principal regulations governing the telecommunications and Internet information services we provide in the PRC include:

Telecommunications Regulations (2014, revised), or the Telecom Regulations. The Telecom Regulations categorize all telecommunications businesses in the PRC as either basic or value-added. Value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructures. The currently effective “Catalog of Telecommunications Business,” an attachment to the Telecom Regulations, categorizes various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, according to which, Internet information services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license for value-added telecommunications services, or the ICP License, from MIIT or its provincial level counterparts.

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

Tianying Jiuzhou is currently operating our online games business. Tianying Jiuzhou also provides Internet music products on our website. As of the date of this annual report, Tianying Jiuzhou has been granted the Online Culture Operating Permit with a permitted scope including the operation of online music, art and entertainment products, online game products (including virtual currencies for online games), art products, play performance, animation products and organization of exhibition or race of the online cultural products. Tianying Jiuzhou has also obtained an Internet Publication License from GAPPRFT with respect to books and periodicals published on the Internet, including the mobile Internet, and online and mobile games. Yifeng Lianhe, which generates a small amount of our online game service revenues, has not obtained an Internet Publication License. For more information regarding regulatory risks of our online games business, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain or maintain all applicable permits and approvals, or fail to comply with PRC regulations, relating to online games, our ability to conduct our online game business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions.”

In addition, to comply with the laws and regulations on the content requirements of Internet music products, our content examination team reviews the content of online music products provided on our website.

Regulation of Internet News Dissemination

Pursuant to the Provisional Regulations for the Administration of Internet Websites Engaging in News Publication Services and the Provisions for the Administration of Internet News Information Services, each promulgated by the State Council Information Office, or the SCIO, and MII, which became effective as of November 6, 2000 and September 25, 2005, respectively, websites established by non-news organizations may publish news released by certain official news agencies but may not publish news generated by themselves or news sourced elsewhere. In order to disseminate news, such websites must satisfy the relevant requirements set forth in the applicable regulations and have acquired approval from SCIO after securing permission from the news office of the provincial-level government. In addition, websites intending to publish news released by the aforementioned news agencies must enter into agreements with the respective organizations, and file copies of such agreements with the news office of the provincial-level government.

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

User generated content, the programs we select, produce and/or edit for users’ browsing, reading or downloading or our online games may be deemed a kind of “Internet publication” and the relevant authority could require us to obtain an Internet Publication License. Tianying Jiuzhou has obtained an Internet Publication License from GAPPRFT. However, Yifeng Lianhe has not obtained this license. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain or maintain all applicable permits and approvals, or fail to comply with PRC regulations, relating to online games, our ability to conduct our online game business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions.”

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

Regulation of Telecommunications Networks Code Number Resources

On January 29, 2003, MII issued the Administrative Measures on Telecommunications Networks Code Number Resources, or the Code Number Measures, which was revised on September 23, 2014, to regulate code numbers, including those of mobile communications networks. According to such administrative measures, entities which apply for code numbers to be used in a trans-provincial range shall apply to MIIT, and entities which apply for code numbers to be used within provincial-level administrative regions shall apply to MIIT at the provincial level. Such administrative measures also specify the qualification requirements for code number applicants, required application materials and the application procedures.

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

Each of Tianying Jiuzhou and Yifeng Lianhe has been granted the code numbers to be used in a trans-provincial range and has completed the filing in all of the provinces in the PRC.

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

Regulation of Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits the infringement of such rights. In recent years, PRC government authorities have passed regulations on Internet use to protect personal information from unauthorized disclosure. The Internet Measures prohibit an ICP service operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. The regulations also authorize the relevant telecommunications authorities to order ICP service operators to rectify unauthorized disclosures. ICP service operators are subject to legal liability if unauthorized disclosure results in damages or losses to users. The PRC government, however, has the power and authority to order ICP service operators to turn over personal information if an Internet user posts any prohibited content or engages in illegal activities on the Internet. Pursuant to the Information Protection Decision issued by the Standing Committee of the National People’s Congress of the PRC and the Order for the Protection of Telecommunication and Internet User Personal Information issued by MIIT on July 16, 2013, or the Order, any collection and use of user personal information shall be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scope. The Information Protection Decision and the Order further states that Internet service providers and other enterprises and institutions must keep users’ personal information that is gathered in the course of their business activities confidential and are further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties.  Any violations of the Information Protection Decision or the Order may subject such companies to penalties such as warnings, fines, confiscation of its unlawful income, revocation of licenses, cancellation of filings, shutdown of their websites or even criminal liabilities.

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

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. Pursuant to SAFE Circular 142, Renminbi capital obtained from settlement of the foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the applicable government authority and unless otherwise specifically provided by law, such Renminbi capital cannot be used for domestic equity investments. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. As a result, the use of such Renminbi capital may not be altered without the SAFE’s approval, and such Renminbi capital may not be used to repay Renminbi loans if the relevant loan proceeds have not been used. As to the latest development, on March 30, 2015, SAFE issued the Circular on the Management Concerning the Reform of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which will become effective on June 1, 2015 and will replace SAFE Circular 142. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of foreign-invested enterprise may be converted into RMB capital according to the actual operation of the enterprise within the business scope at its will and the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may be used for equity investments within the PRC. However, under SAFE Circular 19, RMB capital converted from foreign currency registered capital of a foreign-invested company still may not in any case be used to advance the RMB entrusted loan or repay RMB loans if the proceeds of such loans have not been used.

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59, which became effective on December 17, 2012. SAFE Circular 59 substantially amends and simplifies the current foreign exchange procedure. The major developments under SAFE Circular 59 are that the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, no longer requires the approval of SAFE. Furthermore, multiple capital accounts for the same entity may be opened in different provinces, which was not possible before the issuance of SAFE Circular 59. The reinvestment of lawful incomes, such as profit and proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment, by foreign investors in the PRC and the purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer requires SAFE approval.

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

On February 13, 2015, SAFE issued the Circular on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investments, or SAFE Circular 13, pursuant to which the administrative examination and approval procedures with SAFE or its local branches relating to the foreign exchange registration approval for domestic direct investments as well as overseas direct investments have been cancelled, and qualified banks are delegated the power to directly conduct such foreign exchange registrations under the supervision of SAFE or its local branches. SAFE Circular 13 will take effect on June 1, 2015.

Regulation of Foreign Exchange Registration of Offshore Investment by PRC Residents

On July 4, 2014, SAFE issued the Circular on Several Issues Concerning Foreign Exchange Administration of Domestic Residents Engaging in Overseas Investment, Financing and Round-Trip Investment via Special Purpose Vehicles, or SAFE Circular 37, which became effective on the same date. SAFE Circular 37 and its detailed guidelines require PRC residents to register with the local branch of SAFE before contributing their legally owned onshore or offshore assets or equity interest into any special purpose vehicle, or SPV, directly established, or indirectly controlled, by them for the purpose of investment or financing; and when there is (i) any change to the basic information of the SPV, such as any change relating to its individual PRC resident shareholders, name or operation period or (ii) any material change, such as increase or decrease in the share capital held by its individual PRC resident shareholders, a share transfer or exchange of the shares in the SPV, or a merger or split of the SPV, the PRC resident must register such changes with the local branch of SAFE on a timely basis. According to the relevant SAFE rules, failure to comply with the registration procedures set forth in SAFE Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore companies of SPVs, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from such offshore entity, and may also subject the relevant PRC residents and onshore companies to penalties under PRC foreign exchange administration regulations. Further, failure to comply with various SAFE registration requirements described above would result in administrative penalties or even criminal liabilities under PRC laws. On February 13, 2015, SAFE issued SAFE Circular 13, which is the Circular on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investments. Under SAFE Circular 13, qualified banks are delegated the power to register all PRC residents’ investments in SPVs pursuant to SAFE Circular 37, saving for supplementary registration application made by PRC residents who failed to comply with SAFE Circular 37, which shall still fall into the jurisdiction of the local branch of SAFE. SAFE Circular 13 will take effect on June 1, 2015.

We understand that the aforesaid registration requirement under SAFE Circular 37, SAFE Circular 13 and the relevant implementing rules do not apply to our PRC subsidiaries or our PRC resident beneficial owners due to the following reasons: (i) our company was incorporated and controlled by Phoenix TV, a Hong Kong listed company, rather than any PRC residents defined under SAFE Circular 37, (ii) none of the former or current shareholders of our PRC affiliated consolidated entities established or acquired interest in our company by injecting the assets of, or equity interest in, our affiliated consolidated entities, and (iii) before the public listing of our ADSs all of our PRC resident beneficial owners obtained interest in our company through exercise of options granted to them under our share incentive plan. However, we cannot assure you that SAFE or its local branch would hold the same opinion with us and the relevant government authorities have broad discretion in interpreting these rules and regulations. See “Item 3. Key Information—D. Risk Factors—Risk Relating to Doing Business in China—If the PRC government finds that our PRC beneficial owners are subject to SAFE registration requirement under SAFE Circular 37 and the relevant implementing rules and our PRC beneficial owners fail to comply with such registration requirements, it may subject these PRC beneficial owners to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise materially and adversely affect us.”

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

Aligned with our business strategies, we have made the following investments in subsidiaries, affiliates and other business alliance partners in various Internet-related businesses.

In March 2014, IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P., or the “IDG-Accel Funds”, acquired US$3.0 million convertible preferred shares of Phoenix FM Limited, previously a subsidiary of the Company, to accelerate development of the ifeng application business. Despite holding 100% of Phoenix FM Limited’s ordinary shares, we account for our investment in Phoenix FM Limited as an equity investment since we do not control Phoenix FM Limited due to substantive participating rights that have been provided to the IDG-Accel Funds.

In 2014, we invested approximately RMB4.5 million in Fenghuang Jingcai, a company engaged in online lottery ticket distribution, and hold a 45.06% of equity interest in the company.

In October 2014, we acquired series B convertible redeemable preferred shares of Particle, representing 9.34% of the equity interest in Particle on an as-if converted basis, with a total cash consideration of US$6.0 million.  Particle owns the mobile application Yidian, a personalized news and life-style information application in China, which allows users to define and explore desired content over mobile devices. In December 2014, we acquired ordinary shares of Particle, representing 9.08% of the equity interest in Particle on an as-if converted basis, with a cash consideration of US$5.0 million and a number of our Class A ordinary shares with fair value of US$2.8 million.  Such investment is accounted for under the equity method.  We owned 18.42% of the equity interest in Particle on an as-if converted basis as of December 31, 2014. In April 2015, we acquired Series C Preferred Shares of Particle for an aggregate purchase price of US$30.0 million. We also acquired Ordinary Shares and Class A Ordinary Shares of Particle from certain existing shareholders for an aggregate purchase price of US$27.6 million. Each Ordinary Share and each Class A Ordinary Share held by us was repurchased by Particle, and one Series C Share for each such Ordinary Share or Class A Ordinary Share was issued to us. Following this series of transactions, we owned an aggregate of approximately 49.02% of the equity interest in Particle.

In December 2014, we lost control over Beijing Fenghuang Tianbo Network Technology Co., Ltd., or Tianbo, a previously consolidated subsidiary, as the result of disposition of certain equity interest of Tianbo. As we have significant influence over financial and operating decision-making after deconsolidation, we account for the retained 50% equity interests by using the equity method of accounting. Tianbo is principally engaged in exclusive operation of the real property channel and exclusive sales of real property advertisements for ifeng.com.

In January 2015, we acquired a 5% equity interest in Beijing Phoenix Lilita Information Technology Co., Ltd., or Lilita, from a family member of the chairman of Phoenix TV, for an aggregate purchase price of RMB0.5 million. Lilita is principally engaged in P2P lending and reward-based crowd-funding businesses.

In February 2015, we invested approximately RMB4.5 million in Hangzhou Qike Technology Co., Ltd, a company engaged in credit services, and research and development of internet application products, and hold a 45% interest in the company.

We acquired 0.3% equity interest in Lifeix Inc. for an aggregate purchase price of US$1.0 million on April 1, 2015. Lifeix Inc. is the operator of a life station website L99.com/Lifeix.com.

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

We have consolidated the financial results of each of Tianying Jiuzhou and its subsidiaries and Yifeng Lianhe in our consolidated financial statements in accordance with U.S. GAAP. In 2014, Tianying Jiuzhou and its subsidiaries accounted for 98.0% of our total revenues, and Yifeng Lianhe accounted for 1.8% of our total revenues.

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

Pursuant to the technical service agreements, the affiliated consolidated entities have each agreed to pay to Fenghuang On-line an amount equal to a certain percentage of their respective annual revenues, plus a special service fee for certain services rendered by Fenghuang On-line at the request of the relevant affiliated consolidated entity. However, the technical service agreements also provide that notwithstanding such agreement as to payment, the actual amount of the service fee may be adjusted upon mutual agreement of the parties. Historically, the affiliated consolidated entities have deducted relevant costs and expenses from the amount that is subject to the service fee payment. In 2012, 2013 and 2014, the affiliated consolidated entities transferred technical service fees of RMB186.0 million, RMB380.9 million and RMB414.4 million (US$66.8 million), respectively, to Fenghuang On-line and its subsidiary.

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

Our Relationship with Phoenix TV

We are currently a subsidiary of Phoenix TV, the leading Hong Kong-based satellite TV network broadcasting Chinese language content globally and into China. Phoenix TV owned 55.9% of our outstanding ordinary shares and 62.3% of the voting power of our ordinary shares as of March 31, 2015. Phoenix TV first reported its new media business as one of its business segments in its annual report submitted to the Hong Kong Stock Exchange for the year ended December 31, 2007. Fenghuang On-line entered into a cooperation agreement with Phoenix TV, or the Phoenix TV Cooperation Agreement on November 24, 2009. Under this agreement Fenghuang On-line and Phoenix TV agreed to certain cooperative arrangements in the areas of content, branding, promotion and technology and Phoenix TV agreed to procure and procured its subsidiaries, Phoenix Satellite Television Company Limited and Phoenix Satellite Television Trademark Limited, to enter into the Content License Agreements and Trademark Licenses Agreements, respectively, with each of our affiliated consolidated entities on November 24, 2009.

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

According to iResearch, our online daily unique visitors increased from 40.3 million in December 2013 to 47.8 million in December 2014, and monthly unique visitors increased from 275.0 million in December 2013 to 310.4 million in December 2014. We have ranked fourth among all portals in China in terms of monthly effective user time spent since October 2011, according to iResearch. According to our internal data, our aggregated mobile daily unique visitors from mobile webite 3g.ifeng.com and mobile applications reached 30.5 million in December 2014. We earn revenues from advertising and paid services, which accounted for 72.7% and 27.3% of our total revenues, respectively, in 2014.

Our net advertising revenues collectively accounted for 54.9%, 60.6% and 72.7% of our total revenues in 2012, 2013 and 2014, respectively. We provide advertising services through our ifeng.com and video channels primarily, as well as through our mobile channel. We recognize revenues from our advertising services on a net basis, deducting the agency service fees we pay to advertising agencies. Our number of advertisers reached 522, 569 and 612 as of December 31, 2012, 2013 and 2014, respectively. Driven primarily by increases in average revenue per advertiser, or ARPA, our net advertising revenues increased from RMB610.2 million in 2012 to RMB863.7 million in 2013, and to RMB1.2 billion (US$191.8 million) in 2014.

We offer a wide variety of paid services through both of our mobile and ifeng.com channels. Before 2013, we classified our paid services into (i) mobile Internet value-added services, or MIVAS, which included our digital reading services, mobile and web-based game service and wireless value-added services, or WVAS, such as messaging-based services (SMS and MMS), as well as Internet value-added services; and (ii) video value-added services, or video VAS, which consisted of our online video paid services, our mobile video paid services and video content sales. In 2013, we adjusted our paid service classification from MIVAS and video VAS into (i) mobile value-added services, or MVAS, which includes wireless value-added services, or WVAS, mobile video, mobile digital reading, and mobile games through telecom operators’ platforms, and (ii) games and others, which includes web-based games, content sales, and other online and mobile paid services through our own platforms. We believe the adjustment helps investors better understand the composition of our paid services revenues, especially the breakdown and trend between revenues gererated through telecom operator’s platforms and revenues generated through our own platforms. We derived 75.3% and 24.7% of our paid service revenues, respectively, from our MVAS and games and others in 2014. We generate the majority of our paid service revenues from our MVAS services by providing content to mobile device users and collecting revenue shares from the relevant mobile operator. We also earn paid service revenues in the form of fixed fees from China Mobile, for digital reading services. These offerings have driven the growth of our paid service revenues from RMB500.8 million in 2012 to RMB560.7 million in 2013. Due to decrease in revenues generated from wireless value-added services with telecom operators, our paid service revenues decreased to RMB447.7 million (US$72.2 million) in 2014.

Our business and operating results are affected by general factors affecting China’s new media industry, which include China’s overall economic growth, per capita disposable income, the trend of media convergence, growth of new media and its popularity as an advertising medium, growth of Internet penetration, adoption of paid services, including 3G/4G mobile services, and smart phones. Unfavorable changes in any of these general industry conditions could negatively affect demand for our services and negatively and materially affect our results of operations.

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

We enter into barter transactions involving advertising services and follow ASC 605-20, Revenue Recognition: Services. Such barter transactions should be recorded at fair value only if such value of the advertising surrendered in the transaction is determinable within reasonable limits. We did not recognize revenues and expenses for advertising-for-advertising barter transactions since the fair value of the advertising services surrendered/received in the transaction is not determinable. Except for advertising-for-advertising barter transactions, we recognize revenue from barter transactions involving exchanging advertising services for content, technical and marketing services.

(ii)                                Paid Service Revenues

Paid service revenues are primarily derived from (i) MVAS and (ii) games and others.

MVAS. MVAS revenues are derived from providing mobile phone users with mobile digital reading services, mobile game services, mobile video services, and WVAS. WVAS include SMS, MMS, music services such as RBT and IVR services. Revenues from mobile digital reading services, mobile game services, mobile video services, and WVAS are charged on a monthly or per-usage basis. Revenues from MVAS are recognized in the period in which the service is performed, provided that no significant obligation remains, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

We mainly contract with China Mobile and its subsidiaries, and to a lesser degree, with other mobile operators, for billing, collection and transmission services related to the MVAS offered to our users. The determination of whether to record these revenues using the gross or net method is based on an assessment of various factors. The primary factors are whether we are acting as the principal in offering services to the customer or as an agent in the transaction, and the specific requirement of each contract. For most of mobile game services and WVAS, we are responsible to provide desired services to the customers and have primary responsibility and broad discretion to establish price. Therefore, we are considered the primary obligor in these transactions, and revenues from these services are recorded on a gross basis. Most of revenues from mobile digital reading services, music services and mobile video services are recorded on a net basis as we are acting as an agent of operators in these transactions. If the terms of the arrangement with operators were to change and cause the gross indicators to not be met, we would need to record our MVAS revenues on a net basis. In 2014, approximately 56.6% of our MVAS revenues were recorded on a gross basis. Consequently, recording MVAS revenues on a net basis would cause a significant decline in our total revenues and could have a significant impact on our gross profit margin.

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

Games and others. Games and others include web-based games, mobile games, online digital reading, content sales, and other online and mobile paid services through our own platforms. Revenues from these services are recognized over the periods in which the services are performed, provided that no significant obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

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

Mobile games are licensed from third-party developers. The game portfolio includes action, role-playing and casual games operated on smartphone mobile operation systems, such as iOS and Android. The basic game play functions are free of charge, and players are charged for purchases of in-game virtual items, including perpetual and consumable items. Revenues are recognized over the estimated lives of the perpetual items purchased by game players or as the consumable items are consumed. Most of mobile game revenues are recorded on a gross basis as we are acting as the principal in offering services to the customers in the transactions.

We also provide online literature and provide video programming through our online subscription and pay-per-view services to the customers. Revenues from these services, which are recorded on a gross basis, are recognized evenly in the subscription period, or in the period in which a pay-per-view service is provided.

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

Expense Allocation with Phoenix TV

We and Phoenix TV Group have engaged in various mutual cooperation activities in content, branding and promotions, technical support and corporate management. There were no payments for these arrangements until November 2009, when we entered into the Phoenix TV Cooperation Agreement which stipulates the costs and expenses charged to us related to content and other services provided by Phoenix TV Group. The agreement was effective as of January 1, 2010. Accordingly, the related costs and expenses were recorded by us based on the Phoenix TV Cooperation Agreement for the years ended December 31, 2012, 2013 and 2014. On March 28, 2011, Phoenix TV and we amended the Phoenix TV Cooperation Agreement to extend the expiration of the cooperation period from November 2014 to March 2016. The consideration arrangements for the cooperation remained unchanged.

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

We adopt the Black-Scholes option pricing model to determine the fair value of share options based on the fair value of underlying ordinary share at the grant date. The assumptions used in calculating the fair value of share options represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. No options were granted in 2012, while the fair values of the options granted during 2013 and 2014 used the following assumptions.

	For the Years Ended December 31,
	2012	2013	2014
Expected volatility rate	—	57.6%-58.42%	56.1%-57.5%
Expected dividend yield	—	—	—
Expected term (years)	—	6.16	5.81-6.16
Risk-free interest rate (per annum)	—	1.54%-1.88%	1.43%-1.88%

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

Fair Value of Our Ordinary Shares

Prior to our initial public offering, we were a private company with no quoted market prices for our ordinary shares. We have therefore needed to make estimates of the fair value of our ordinary shares at various dates for the following purposes:

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

Fair Value Determination Related to the Accounting for Deconsolidation

We recognized gain or loss in the net income when we lost control of our subsidiary according to ASC 810-10-40-5. In order to recognize the fair value of any retained noncontrolling investment in the former subsidiary at the date the subsidiary is deconsolidated, we use valuation techniques such as discounted cash flow analysis and ratio analysis in comparison to comparable companies in similar industries under the income approach, and market approach. Major factors considered include historical financial results and assumptions including future growth rates and an estimate of weighted average cost of capital. All the valuations have been performed by valuation specialists under our management’s supervision. We believe that the estimated fair value of any retained noncontrolling investment in the former subsidiary are based on reasonable assumptions. However, such assumptions are inherently uncertain and actual results could differ from those estimates.

Fair Value Determination Related to Financial Instruments Accounted for at Fair Value

We have a significant amount of financial instruments that are classified as Level 2 and Level 3 according to ASC 820 “Fair Value Measurement and Disclosures.” The valuations for the financial instruments classified as Level 2 relating to term deposits and short term investments are provided by commercial banks. The valuation for the available-for-sale investment classified as Level 3 are determined based on unobservable inputs, such as historical financial results and assumptions about future growth rates, which require significant judgment to determine the future outcome, and an estimate of weighted average cost of capital. The valuation for the available-for-sale investment has been performed by valuation specialists under our management’s supervision. We believe that the estimated fair value of the available-for-sale investment is based on reasonable assumptions. However, such assumptions are inherently uncertain and actual results could differ from those estimates.

Available-for-sale investment

Our available-for-sale investment consists of investment in the securities of a private company. Available-for-sale investment is reported at fair value, which is estimated by management after considering an independent appraisal performed by a reputable appraisal firm, with unrealized gains and losses, if any, recorded in the accumulated other comprehensive income in shareholder’s equity. Realized gains and losses are reflected in earnings during the year in which the gains and losses are realized. An impairment loss on the available-for-sale investment would be recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary. Investments with maturities of greater than 12 months are recorded in non-current assets.

Equity investments

             We account for equity investments, with original and remaining maturities of greater than 12 months, over which we have significant influence but do not own a majority of the equity interest or lack of control using the equity method. We assess our equity investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information such as financing rounds. No impairment charges were recorded for the year ended December 31, 2014.

Segment Reporting

Before the fourth quarter of 2014, we did not distinguish between segments for the purpose of internal reporting. Starting in the fourth quarter of 2014, we began to distinguish segments. Our segments are business units that offer different services and are reviewed separately by the chief operating decision maker (the “CODM”) in deciding how to allocate resources and in assessing performance. Our CODM has been identified as the Chief Executive Officer. As our long-lived assets and revenues are substantially located in and derived from the PRC, no geographical segments are presented.

Our organizational structure is based on a number of factors that the CODM uses to evaluate, view and run our business operations, which include, but are not limited to, customer base, homogeneity of products and technology. Our operating segments are based on our organizational structure and information reviewed by our CODM to evaluate the operating segment results.

Correction to previously issued financial statements

In 2014, the classification of certain highly liquid principal-guaranteed investment products (“Products”) reported as cash and cash equivalents in 2013 were re-assessed and it was determined that these Products should have been classified as term deposits and short term investments to properly reflect the nature of these assets. These Products were issued by reputable commercial banks in China. The maturity periods of these Products were within three months and the principal amounts were guaranteed by the issuing banks. All of these Products were converted into known amounts of cash upon their maturity subsequent to the quarter end. We concluded the impact of the resulting correction (“Classification Adjustments”), is not material to the previously issued financial statements taken as a whole based on assessment under the relevant guidance.

The Classification Adjustments had no impact on our consolidated statements of comprehensive income or the line items of our consolidated balance sheets other than cash and cash equivalents and term deposits and short term investments. In the consolidated statement of cash flows, our cash flows from investing activities, net changes in cash and cash equivalents and ending balances of cash and cash equivalents were amended, but no other line items in the consolidated statement of cash flows were impacted.

The impact of the Classification Adjustments on the line items within our consolidated balance sheets as of December 31, 2013 is as follows:

	As of December 31, 2013
	As reported	Adjustments	As revised
	RMB	RMB	RMB
Cash and cash equivalents	1,308,138	(463,000)	845,138

Term deposits and short term investments	93,672	463,000	556,672

The impact of the Classification Adjustments on the line items within our consolidated statements of cash flows is as follows:

	For the year ended December 31, 2013
	As reported	Adjustments	As revised
	RMB	RMB	RMB
Placement of term deposits and short term investments	(186,407)	(2,510,000)	(2,696,407)
Maturity of term deposits and short term investments	327,309	2,047,000	2,374,309
Net cash provided by/(used in) investing activities	111,664	(463,000)	(351,336)
Net increase/(decrease) in cash and cash equivalents	391,969	(463,000)	(71,031)

Description of Key Statement of Comprehensive Income Items

Revenues

The following table sets forth the principal components of our total revenues by amount and by percentage of total revenues for the years presented.

	For the Years Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Revenues:
Net advertising revenues	610,160	54.9	863,737	60.6	1,190,158	191,819	72.7
Paid service revenues	500,844	45.1	560,738	39.4	447,702	72,156	27.3
Total revenues	1,111,004	100.0	1,424,475	100.0	1,637,860	263,975	100.0

Revenues

We derive our revenues from advertising services and paid services.

Advertising services. Our net advertising revenues accounted for 54.9%, 60.6% and 72.7% of our total revenues in 2012, 2013 and 2014, respectively. We generate our net advertising revenues from payments made by advertisers to place advertisements on our websites for particular durations of time. We provide our advertising services through our ifeng.com and video channel, as well as our mobile channel. The advertising formats we offer generally include banners, videos, text-links, logos, buttons and rich media. Growth in average revenue per advertiser, or ARPA, contributed significantly to the growth of our net advertising revenues from 2012 to 2013, and from 2013 to 2014. Our ARPA increased from RMB1.2 million in 2012 to RMB1.5 million in 2013, and to RMB1.9 million (US$0.3 million) in 2014. Such increases in ARPA were driven by greater demand for our advertising services resulting from our user traffic growth and our offering of a greater variety of advertising services in attractive service packages, which allowed us to increase the prices we charged and generate a greater volume of advertising business per customer.

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

We also earn advertising revenues from related parties, including Phoenix TV for joint TV and online advertising solutions which we provide together with Phoenix TV to certain Phoenix TV advertising customers and China Mobile for online advertising services. We also record these revenues as net advertising revenues earned from related parties. In 2014, we earned a small portion of advertsing revenues from Tianbo and a Phoenix TV’s related party. Our net advertising revenues earned from related parties accounted for 5.8%, 5.2% and 4.7% of our net advertising revenues in 2012, 2013 and 2014, respectively.

Paid Services. Our paid service revenues contributed 45.1%, 39.4% and 27.3% of our total revenues in 2012, 2013 and 2014, respectively. The following table sets forth our paid service offerings and their respective contributions to our paid service revenues and total revenues in 2012, 2013 and 2014, respectively.

	For the Years Ended December 31,
	% of Paid Service Revenues			% of Total Revenues
Paid Service Offerings(1)	2012	2013	2014	2012	2013	2014
MVAS(2)	93.8	83.4	75.3	42.3	32.9	20.6
Games and others(3)	6.2	16.6	24.7	2.8	6.5	6.7

(1)                  With respect to our paid services: (i) Tianying Jiuzhou conducts MVAS and games and others, and (ii) Yifeng Lianhe conducts MVAS.

(2)                  MVAS includes WVAS, mobile video, mobile digital reading, and mobile games through telecom operators’ platforms.

(3)                  Games and others include web-based games, mobile games, content sales, and other online and mobile paid services through our own platforms.

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

•          Mobile Digital Reading Services. We mainly earn revenues from our mobile digital reading services by offering mobile newspapers, which are series of periodicals that can be easily viewed and navigated on a mobile phone interface. We generate revenues from this service through two means. First, we provide mobile newspaper content to China Mobile for a fixed fee pursuant to our cooperation agreements with China Mobile. China Mobile pays us at specified periods as set forth in the relevant agreement. China Mobile in turn offers our mobile newspaper content to VIP subscribers of its Go-Tone service as part of their subscriptions. In addition, mobile phone users who are not VIP subscribers to China Mobile’s Go-Tone service can also subscribe to the mobile newspaper services. We provide our mobile newspaper content to all three of the mobile telecommunications operators in China in order to reach these users, and share a portion of the revenues generated from purchases of the service with the operators in the form of a revenue sharing fees. We also generate a small portion of our revenues from digital reading services from subscription fees for e-book reading services through telecom operators’ platforms. We recognize our mobile digital reading revenues on a net basis.

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

•          Mobile Games Services delivered through the Telecom Operators’ Platforms. We currently offer mobile games through telecom operators’ gaming platforms, which allow users to download our game programs using GPRS and 3G technologies. We recognize most of revenues for mobile games on a gross basis.

•          Mobile Games. We collect payments from game players through the sale of in-game virtual items, including perpetual and consumable items. Revenues are recognized over the estimated lives of the perpetual items purchased by game players or as the consumable items are consumed. Most of mobile game revenues are recored on a gross basis as we are acting as the principal in offering services to the customers in the trasactions.

•          Web-based Games. We operate third-party developed web-based games on our game platform, play.ifeng.com. We record the revenues from selling in-game currencies net of remittances to game developers and defer until the estimated consumption date of the virtual items, which is typically within a short period of time after purchase of the in-game virtual currency.

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

Our paid service revenues earned from China Mobile, a related party, accounted for 85.7%, 73.7% and 64.9% of our paid service revenues in 2012, 2013 and 2014, respectively. We generated paid service revenues of RMB367.8 million, RMB357.1 million and RMB240.9 million (US$38.8 million) from providing services to customers of China Mobile and collecting fees through arrangements with China Mobile in 2012, 2013 and 2014, respectively. In the same years, we derived paid service revenues of RMB61.3 million, RMB56.3 million and RMB49.8 million (US$8.0 million), respectively, from fixed fees from China Mobile for our “mobile newspaper” digital reading service.

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

	For the Years Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Cost of revenues:
Revenue sharing fees	263,518	23.7	249,797	17.5	192,076	30,957	11.7
Content and operational costs	227,934	20.5	277,038	19.5	376,555	60,689	23.0
Bandwidth costs	67,721	6.1	76,583	5.4	83,233	13,415	5.1
Sales taxes and surcharges	72,126	6.5	92,937	6.5	129,768	20,915	7.9
Total cost of revenues	631,299	56.8	696,355	48.9	781,632	125,976	47.7

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

Sales Taxes and Surcharges. Business tax is imposed by the Chinese government on the revenues reported by the selling entities for the provision of taxable services in China, transfer of intangible assets and the sale of immovable properties in China. The business tax rate varies depending on the nature of the revenues. The applicable business tax and surcharges rate for our revenues generally ranged from 3.4% to 5.6%. The implementation of the VAT Pilot Program began on January 1, 2012 in Shanghai and on September 1, 2012 in Beijing, and was then expanded to seven other provinces and municipalities by the end of 2012. Commencing on August 1, 2013, the implementation of the VAT Pilot Program has been expanded to all regions in the PRC. As a result of the VAT Pilot Program, the advertising revenues and other”modern service” revenues, such as game and others service revenues earned by our entities and technical service fees paid by affiliated consolidated entities to Fenghuang On-line, are subject to value-added tax and surcharges at a rate of approximately 6.7%. On April 29, 2014, the Ministry of Finance and the State Administration of Taxation jointly issued Notice No. 43, pursuant to which the telecommunications industry would be included in the scope of the VAT Pilot Program for transformation from the business tax to value-added tax from June 1, 2014. As a result, our MVAS revenues are subject to value-added tax and surcharges at a rate of approximately 6.7% from June 1, 2014. We were also subject to a cultural development fee on the provision of advertising services in China, at an applicable tax rate of 3% of the advertising services revenues. For more information about such taxes, surcharges and fees, see “—Taxation.” For more information about risks related to potential changes in the taxes applicable to us, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The discontinuation of any of the preferential tax treatments available to us in China and the imposition of value-added tax to replace business tax could materially and adversely affect our results of operations and financial condition.”

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and technology and product development expenses, and include allocations of expenses from Phoenix TV. Share-based compensation is included in our operating expenses as they are incurred. The increase in operating expenses from 2012 to 2013 was mostly due to increased personnel-related costs, and increased marketing and promotion expenses. The increase in operating expenses from 2013 to 2014 was primarily due to increased personnel-related costs, increased marketing and promotional initiatives. Since our initial public offering in May 2011, we also incur operating expenses on an ongoing basis related to being a publicly listed company.

The following table sets forth our operating expenses, divided into their major categories, by amount and by percentage of total revenues for the years indicated.

	For the Years Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US	%
	(In thousands except percentages)
Operating expenses:
Sales and marketing expenses	197,038	17.7	273,399	19.2	330,777	53,312	20.2
General and administrative expenses	106,736	9.6	97,849	6.9	137,818	22,212	8.4
Technology and product development expenses	91,292	8.3	108,683	7.6	149,996	24,175	9.2
Total operating expenses	395,066	35.6	479,931	33.7	618,591	99,699	37.8

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

Technology and Product Development Expenses. Our technology and product development expenses mainly consist of personnel-related expenses associated with the development and maintenance of, and enhancement to our websites, expenses associated with new technology and product development and enhancement, rental expenses, and depreciation and amortization expenses.

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

Related Party Transactions

We have entered into transactions with our related parties, including Phoenix TV and China Mobile, in 2012, 2013 and 2014 that impact our net advertising revenues, paid service revenues, cost of revenues, sales and marketing expenses and general and administrative expenses. In 2014, we also generated revenues from Lilita, which was a related party of Phoenix TV. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” The following table sets forth the significant transactions with our related parties.

	For the Years Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(In thousands)
Transactions with the non US listed part of Phoenix TV Group:
Contents provided by Phoenix TV Group	(3,153)	(3,477)	(3,757)	(606)
Data line services provided by Phoenix TV Group	(375)	(392)	(363)	(59)
Advertising and promotion expenses charged by Phoenix TV Group	(916)	(1,040)	(1,246)	(201)
Corporate administrative expenses charged by Phoenix TV Group	(646)	(404)	(354)	(57)
Advertising revenues earned from Phoenix TV Group and its customers	29,754	28,911	25,168	4,056
Transactions with China Mobile:
Advertising revenues earned from China Mobile	5,684	16,216	29,643	4,778
Paid service revenues earned from and through China Mobile	429,125	413,407	290,755	46,861
Revenue sharing fees and bandwidth cost to China Mobile	(63,953)	(72,622)	(41,766)	(6,731)
Transactions with Equity Method Investees:
Financial support provided to FM	—	—	3,982	642
Advertising revenues earned from Tianbo	—	—	421	68
Advertising revenues earned from Lilita	—	—	333	54
Brand license authorization revenues earned from Lilita	—	—	855	138
Advertising resources provided by Tianbo	—	—	(31)	(5)

Other Income

Our other income reflects interest income, foreign currency exchange gain or loss, gain on disposition of subsidiaries and acquisition of equity investments, loss from equity investments and others, net.

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

Under the previous income tax laws and rules prior to January 1, 2008, Fenghuang On-line qualified as a New Technology Enterprise, could enjoy a favorable income tax rate of 15%, was exempted from income tax for three years beginning with its first year of operations, was entitled to a 50% tax reduction to 7.5% for the subsequent three years, and was subject to an income tax rate of 15% thereafter. Fenghuang On-line continued to meet the criteria for New Technology Enterprise from 2008 to 2010, and it has also been qualified as an HNTE under the EIT Law in 2008, and it can continue to enjoy its unexpired tax holidays. In 2011, Fenghuang On-line resubmitted applications for qualification as an HNTE, which were approved in October 2011. Therefore, Fenghuang On-line was entitled to a tax exemption from 2006 to 2008, a 50% reduction of its applicable EIT rate to 7.5% from 2009 to 2011 and subjected to a income tax rate of 15% for the years of 2012 and 2013. In 2014, Fenghuang On-line resubmitted application for qualification as an HNTE, which was approved in November 2014. Therefore, Fenghuang On-line is eligible for an income tax rate of 15% from 2014 to 2016.

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

In 2008, Tianying Jiuzhou became qualified as an HNTE under the EIT Law. In 2011 and 2014, Tianying Jiuzhou resubmitted applications for qualification as an HNTE, respectively, which were approved in October 2011 and November 2014. Therefore, Tianying Jiuzhou is eligible for a 15% income tax rate from 2011 to 2016.

Yifeng Lianhe was qualified as an HNTE under the EIT Law in 2011, and therefore was subject to 15% income tax rate in 2012.  In 2013, Yifeng Lianhe was no longer qualified as an HNTE pursuant to the joint annual inspection by the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation, and was subject to a 25% EIT rate for 2013 and 2014.

Beijing Tianying Chuangzhi Advertising Co., Ltd., Tianjin Fenghuang Mingdao Culture Communication Co., Ltd., Beijing Tianying Chuangzhan Culture Communication Co., Ltd., Fenghuang Feiyang (Beijing) New Media Information Technology Co., Ltd., Beijing Jirong Wenhua Culture Communication Co., Ltd. and Beijing Fenghuang Borui Software Technology Co., Ltd. were subject to a 25% EIT rate for all the years presented.

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

Business tax is imposed by the Chinese government on the revenues reported by the selling entities for the provision of taxable services in China, transfer of intangible assets and the sale of immovable properties in China. The business tax rate varies depending on the nature of the revenues. The applicable business tax and surcharges rate for our revenues generally ranged from 3.4% to 5.6%. The implementation of the VAT Pilot Program began on January 1, 2012 in Shanghai and on September 1, 2012 in Beijing, and was then expanded to seven other provinces and municipalities by the end of 2012. Commencing on August 1, 2013, the implementation of the VAT Pilot Program has been expanded to all regions in the PRC. As a result of the VAT Pilot Program, the advertising revenues and other”modern service” revenues, such as web-based game service revenues earned by our entities and technical service fees paid by affiliated consolidated entities to Fenghuang On-line, are subject to value-added tax and surcharges at a rate of approximately 6.7%.  On April 29, 2014, the Ministry of Finance and the State Administration of Taxation jointly issued Notice No. 43, pursuant to which the telecommunications industry would be included in the scope of the VAT Pilot Program for the transformation from the business tax to value-added tax from June 1, 2014. As a result, the Group’s MVAS revenues are subject to value-added tax and surcharges at a rate of approximately 6.7% from June 1, 2014. We were also subject to a cultural development fee on the provision of advertising services in China, at an applicable tax rate of 3% of the advertising services revenues. For more information about risks related to potential changes in the taxes applicable to us, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — The discontinuation of any of the preferential tax treatments available to us in China and the imposition of value-added tax to replace business tax could materially and adversely affect our results of operations and financial condition.”

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

	For the Years Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except for percentages, number of shares and per share (or ADS) data)
Consolidated Statements of Comprehensive Income Data
Revenues:
Net advertising revenues	610,160	54.9	863,737	60.6	1,190,158	191,819	72.7
Paid service revenues	500,844	45.1	560,738	39.4	447,702	72,156	27.3
Total revenues	1,111,004	100.0	1,424,475	100.0	1,637,860	263,975	100.0
Cost of revenues(1)	(631,299)	(56.8)	(696,355)	(48.9)	(781,632)	(125,976)	(47.7)
Gross profit	479,705	43.2	728,120	51.1	856,228	137,999	52.3
Operating expenses(1):
Sales and marketing expenses	(197,038)	(17.7)	(273,399)	(19.2)	(330,777)	(53,312)	(20.2)
General and administrative expenses	(106,736)	(9.6)	(97,849)	(6.9)	(137,818)	(22,212)	(8.4)
Technology and product development expenses	(91,292)	(8.3)	(108,683)	(7.6)	(149,996)	(24,175)	(9.2)
Total operating expenses	(395,066)	(35.6)	(479,931)	(33.7)	(618,591)	(99,699)	(37.8)
Income from operations	84,639	7.6	248,189	17.4	237,637	38,300	14.5
Other income	39,697	3.6	67,422	4.7	72,859	11,742	4.4
Income before tax	124,336	11.2	315,611	22.1	310,496	50,042	18.9
Income tax expense	(16,977)	(1.5)	(37,588)	(2.6)	(48,377)	(7,797)	(3.0)
Net income	107,359	9.7	278,023	19.5	262,119	42,245	15.9
Net loss attributable to noncontrolling interests	—	—	1,531	0.1	972	157	0.1
Net income attributable to Phoenix New Media Limited	107,359	9.7	279,554	19.6	263,091	42,402	16.0
Net income	107,359	9.7	278,023	19.5	262,119	42,245	15.9
Other comprehensive income, net of tax: fair value remeasurement for available-for-sale investment	—	—	—	—	40,283	6,492	2.5
Other comprehensive (loss)/income, net of tax: foreign currency translation adjustment	(1,979)	(0.2)	(23,179)	(1.6)	4,503	726	0.3
Comprehensive income	105,380	9.5	254,844	17.9	306,905	49,463	18.7
Comprehensive loss attributable to noncontrolling interests	—	—	1,531	0.1	972	157	0.1
Comprehensive income attributable to Phoenix New Media Limited	105,380	9.5	256,375	18.0	307,877	49,620	18.8

	For the Years Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except for percentages)
Non-GAAP gross profit	480,663	43.3	735,413	51.6	872,523	140,625	53.3
Non-GAAP income from operations	91,398	8.2	264,912	18.6	290,818	46,871	17.8
Non-GAAP net income attributable to Phoenix New Media Limited(2)	114,118	10.3	296,277	20.8	305,150	49,181	18.6

Notes:

(1)                       Includes share-based compensation as follows:

	For the Years Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(In thousands)
Allocation of share-based compensation:
Cost of revenues	958	7,293	16,295	2,626
Sales and marketing expenses	1,423	3,922	10,200	1,644
General and administrative expenses	4,085	3,662	20,927	3,373
Technology and product development expenses	293	1,846	5,759	928
Total share-based compensation included in cost of revenues and operating expenses	6,759	16,723	53,181	8,571

(2)                       We define adjusted net income attributable to Phoenix New Media Limited, a non-GAAP financial measure, as net income attributable to Phoenix New Media Limited excluding share-based compensation, loss from equity investments and gain on disposition of subsidiaries and acquisition of investments. We believe that separate analysis and exclusion of the non-cash impact of share-based compensation, and loss from equity investments and gain on disposition of subsidiaries and acquisition of investments add clarity to the constituent parts of our performances. We review adjusted net income attributable to Phoenix New Media Limited together with net income attributable to Phoenix New Media Limited to obtain a better understanding of our operating performance. We use this non-GAAP financial measure for planning and forecasting and measuring results against the forecast. Using several measures to evaluate our business allows us and our investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our investors. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation, which have been and will continue to be significant recurring expenses in our business. However, the use of adjusted net income attributable to Phoenix New Media Limited has material limitations as an analytical tool. One of the limitations of using non-GAAP adjusted net income attributable to Phoenix New Media Limited that it does not include all items that impact our net income attributable to Phoenix New Media Limited for the period. In addition, because adjusted net income is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income attributable to Phoenix New Media Limited in isolation from or as an alternative to net income attributable to Phoenix New Media Limited prepared in accordance with U.S. GAAP.

Our non-GAAP adjusted net income attributable to Phoenix New Media Limited is calculated as follows for the years presented:

	For the Years Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(In thousands)
Net income attributable to Phoenix New Media Limited	107,359	279,554	263,091	42,402
Add back: Share-based compensation	6,759	16,723	53,181	8,571
Loss from equity investments	—	—	18,538	2,988
Subtract: Gain on disposition of subsidiaries and acquisition of equity investments	—	—	(29,660)	(4,780)
Non-GAAP adjusted net income attributable to Phoenix New Media Limited	114,118	296,277	305,150	49,181

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues. Our revenues increased by 15.0% from RMB1.4 billion in 2013 to RMB1.6 billion (US$264.0 million) in 2014. This increase was largely attributable to the growth in our net advertising revenues resulting from an increase in average revenue per advertiser (“ARPA”), from RMB1.5 million in 2013 to RMB1.9 million (US$0.3 million) in 2014. Such increase in ARPA was driven by greater demand for our advertising services resulting from our user traffic growth and our offering of a greater variety of advertising services in attractive service packages, which allowed us to increase the prices we charged and generate a greater volume of advertising business per customer. Paid service revenues decreased by 20.2% from RMB560.7 million in 2013 to RMB447.7 million (US$72.2 million) in 2014. This decrease mainly due to the decrease in WVAS revenues from RMB266.5 million in 2013 to RMB175.6 million in 2014 resulting from the decrease in user demands.

Cost of Revenues. Our cost of revenues increased by 12.2% from RMB696.4 million in 2013 to RMB781.6 million (US$126.0 million) in 2014. Cost of revenues as a percentage of our revenues decreased from 48.9% in 2013 to 47.7% in 2014.

•          Revenue sharing fees. Our revenue sharing fees decreased by 23.1% from RMB249.8 million in 2013 to RMB192.1 million (US$31.0 million) in 2014 primarily due to decrease in WVAS revenues.

•          Content and operational costs. Our content and operational costs increased by 35.9% from RMB277.0 million in 2013 to RMB376.6 million (US$60.7 million) in 2014 primarily due to an increase in personnel-related cost and advertisement-related content production costs. Personnel-related cost increased mainly due to increase in headcount and a general increase in salary.

•          Bandwidth costs. Our bandwidth costs increased by 8.7% from RMB76.6 million in 2013 to RMB83.2 million (US$13.4 million) in 2014 due to traffic growth over both PC and mobile platforms.

•          Sales taxes and surcharges. Our sales taxes and surcharges increased by 39.6% from RMB92.9 million in 2013 to RMB129.8 million (US$20.9 million) in 2014. This increase was primarily due to the growth in net advertising revenues.

•          Share-based compensation. Our share-based compensation allocated to cost of revenues as part of content and operational costs above, increased from RMB7.3 million in 2013 to RMB16.3 million (US$2.6 million) in 2014. This increase was mainly due to newly grant of options in 2013 and 2014.

As a result of the foregoing, our gross profit increased by 17.6% from RMB728.1 million in 2013 to RMB856.2 million (US$138.0 million) in 2014. Our gross margin increased from 51.1% in 2013 to 52.3% in 2014 mainly due to the increase revenue contribution from advertising.

Operating Expenses. Our operating expenses increased by 28.9% from RMB479.9 million in 2013 to RMB618.6 million (US$99.7 million) in 2014, primarily due to an increase in selling and marketing expenses and research and development expenses. Our operating expenses as a percentage of revenues increased from 33.7% in 2013 to 37.8% in 2014.

•          Sales and marketing expenses. Our sales and marketing expenses increased by 21.0% from RMB273.4 million in 2013 to RMB330.8 million (US$53.3 million) in 2014. This increase was mainly due to the increase in marketing and promotional initiatives and personnel-related expenses.

•          General and administrative expenses. Our general and administrative expenses increased by 40.8% from RMB97.8 million in 2013 to RMB137.8 million (US$22.2 million) in 2014. This increase was mainly due to the increase in personnel-related expenses.

•          Technology and product development expenses. Our technology and product development expenses increased by 38.0% from RMB108.7 million in 2013 to RMB150.0 million (US$24.2 million) in 2014. This increase was primarily due to the increase in personnel-related expenses.

•          Share-based compensation. Our share-based compensation allocated to each of the three categories of operating expenses increased by 291.2% from RMB9.4 million in 2013 to RMB36.9 million (US$5.9 million) in 2014. This increase was mainly due to newly grant of options in the 2013 and 2014.

Related Party Transactions

•          Our net advertising revenues increased by 23.1% from RMB45.1 million in 2013 to RMB55.6 million (US$9.0 million) in 2014, which was primarily attributable to advertising revenues earned from China Mobile and Phoenix TV Group and its customers.

•          Our paid service revenues decreased by 29.5%  from RMB413.4 million in 2013 to RMB291.6 million (US$47.0 million) in 2014, which was primarily attributable to the decrease in revenues generated from wireless value-added services with China Mobile.

•          Our cost of revenues decreased by 40.0% from RMB76.5 million in 2013 to RMB45.9 million (US$7.4 million) in 2014, which was primarily due to the decrease in revenue sharing fees paid to China Mobile.

•          Our operating expenses increased by 10.8% from RMB1.4 million in 2013 to RMB1.6 million (US$0.3 million) in 2014, which was attributable to a increase expenses incurred by Phoenix TV Group on our behalf.

Other Income. Our other income increased by 8.1% from RMB67.4 million in 2013 to RMB72.9 million (US$11.7 million) in 2014. The increase in other income in 2014 was mainly due to gain on disposition of subsidiaries and acquisition of equity investments.

Income Tax Expense. Our income tax expense increased by 28.7% from RMB37.6 million in 2013 to RMB48.4 million (US$7.8 million) in 2014. Our effective tax rate increased from 12.9% in 2013 to 13.5% in 2014.

Net Income Attributable to Phoenix New Media Limited. As a result of the foregoing, net income attributable to our company decreased by 5.9% from RMB279.6 million in 2013 to RMB263.1 million (US$42.4 million) in 2014.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues. Our revenues increased by 28.2% from RMB1.1 billion in 2012 to RMB1.4 billion in 2013. This increase was largely attributable to growth in our net advertising revenues, primarily due to an increase in average revenue per advertiser, or ARPA, which increased from RMB1.2 million in 2012 to RMB1.5 million in 2013. Such increases in ARPA were driven by greater demand for our advertising services resulting from our user traffic growth and our offering of a greater variety of advertising services in attractive service packages, which allowed us to increase the prices we charged and generate a greater volume of advertising business per customer.

Cost of Revenues. Our cost of revenues increased by 10.3% from RMB631.3 million to RMB696.4 million in 2013. Cost of revenues as a percentage of our revenues decreased from 56.8% in 2012 to 48.9% in 2013.

•          Revenue sharing fees. Our revenue sharing fees decreased by 5.2% from RMB263.5 million in 2012 to RMB249.8 million  in 2013 primarily due to a 10.0% decrease in WVAS revenues from RMB296.2 million in 2012 to RMB266.5 million in 2013, which was mainly due to the decrease in user demands.

•         Content and operational costs. Our content and operational costs increased by 21.5% from RMB228.0 million in 2012 to RMB277.0 million in 2013 primarily due to an increase in personnel-related cost and content fees. Personnel-related cost increased mainly due to an increase in headcount and a general increase in salary. Content fees increased primarily due to content production and acquisition of licensing including licensing for picture, video content and game content etc.

•          Bandwidth costs. Our bandwidth costs increased by 13.1% from RMB67.7 million in 2012 to RMB76.6 million in 2013 due to traffic growth.

•          Sales taxes and surcharges. Our sales taxes and surcharges increased by 28.9% from RMB72.1 million in 2012 to RMB92.9 million in 2013. This increase was primarily due to revenues growth.

•          Share-based compensation. Our share-based compensation allocated to cost of revenues as part of content and operational costs above, increased substantially from RMB1.0 million in 2012 to RMB7.3 million in 2013. This increase was mainly due to a new grant of options in 2013.

As a result of the foregoing, our gross profit increased by 51.8% from RMB479.7 million in 2012 to RMB728.1 million  in 2013. Our gross margin increased from 43.2% in 2012 to 51.1% in 2013 mainly due to the increased revenues contribution from advertising.

Operating Expenses. Our operating expenses increased by 21.5% from RMB395.1 million in 2012 to RMB479.9 million  in 2013, primarily due to an increase in selling and marketing expenses and research and development expenses. Our operating expenses as a percentage of revenues decreased from 35.6% in 2012 to 33.7% in 2013.

•          Sales and marketing expenses. Our sales and marketing expenses increased by 38.8% from RMB197.0 million in 2012 to RMB273.4 million in 2013. This increase mainly consisted of an RMB45.4 million increase in personnel-related expenses, which was mainly attributable to increased headcount, an RMB27.7 million increase in advertising and promotional expenditures as a result of increased marketing and promotion activities.

•          General and administrative expenses. Our general and administrative expenses decreased by 8.3% from RMB106.7 million in 2012 to RMB97.8 million in 2013. This decrease was mainly due to an RMB23.3 million decrease in bad debt expenses as a result of the improved collection of accounts receivable in 2013, and was partially offset by an RMB9.3 million increase in personnel-related expenses, which was mainly attributable to increased headcount, and an RMB1.1 million increase in disposal of a software no longer in use.

•          Technology and product development expenses. Our technology and product development expenses increased by 19.0% from RMB91.3 million in 2012 to RMB108.7 million in 2013. This increase mainly consisted of an RMB4.9 million increase in personnel-related expenses, which was mainly attributable to increased headcount, an RMB7.1 million increase in depreciation expenses, and an RMB3.0 million increase in technical service expenses.

•          Share-based compensation. Our share-based compensation allocated to each of the three categories of operating expenses, increased by 62.6% from RMB5.8 million in 2012 to RMB9.4 million in 2013. This increase was mainly due to a new grant of options in 2013.

Related Party Transactions

•          Our net advertising revenues increased by 27.3% from RMB35.4 million in 2012 to RMB45.1 million in 2013, which was primarily attributable to advertising revenues earned from China Mobile.

•          Our paid service revenues decreased by 3.7% from RMB429.1million in 2012 to RMB413.4 million in 2013, which was primarily attributable to decrease in WVAS revenues earned from and through China Mobile which was mainly due to the decrease in user demands.

•          Our cost of revenues increased by 13.4% from RMB67.5 million in 2012 to RMB76.5 million in 2013, which was primarily due to an increase in revenue sharing fees and bandwidth costs to China Mobile.

•          Our operating expenses decreased by 7.6% from RMB1.6 million in 2012 to RMB1.4 million in 2013, which was attributable to a decrease of the expenses incurred by Phoenix TV Group on our behalf.

Other Income. Our other income was increased by 69.8% from RMB39.7 million in 2012 to RMB67.4 million in 2013. The increase in other income in 2013 was mainly due to an RMB17.7 million increase in foreign currency exchange gain and an RMB10.0 million increase in others, net.

Income Tax Expense. Our income tax expense increased by 121.4% from RMB17.0 million in 2012 to RMB37.6 million in 2013. Our effective tax rate decreased from 16.4% in 2012 to 12.9% in 2013, which was primarily due to a tax exemption enjoyed by one of our subsidiaries in 2013.

Net Income Attributable to Phoenix New Media Limited. As a result of the foregoing, net income attributable to our company increased by 160.4% from RMB107.4 million in 2012 to RMB279.6 million in 2013.

B.                     Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years indicated:

	For the Years Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	109,580	347,802	273,474	44,076
Net cash provided by/(used in) investing activities	471,030	(351,336)	393,172	63,368
Net cash used in financing activities	(60,110)	(64,679)	(223,744)	(36,061)
Effect of exchange rate changes on cash and cash equivalents	(1,497)	(2,818)	(2,193)	(353)
Net increase/decrease in cash and cash equivalents	519,003	(71,031)	440,709	71,030
Cash and cash equivalents at the beginning of the year	397,166	916,169	845,138	136,211
Cash and cash equivalents at the end of the year	916,169	845,138	1,285,847	207,241

As of December 31, 2014, we had RMB1.3 billion (US$207.2 million) in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less. We have not encountered any difficulties in meeting our cash obligations to date. We believe that our operating cash flows and existing cash balances and term deposits will be sufficient to meet our anticipated cash needs for the next twelve months. We used approximately US$57.6 million cash on closing the investments in Particle during the second quarter of 2015.

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

We receive economic benefits generated from our affiliated consolidated entities in China through various contractual arrangements entered into by Fenghuang On-line, our PRC subsidiary, and the affiliated consolidated entities. Such contractual arrangements include technical licensing and services agreements with Yifeng Lianhe and Tianying Jiuzhou, respectively. Under these contractual arrangements, our affiliated consolidated entities pay to Fenghuang On-line a percentage of their annual revenues in the form of service fees. Any earnings that our PRC subsidiaries distribute would be paid to our offshore intermediate holding company primarily through dividends. To date, Fenghuang On-line has not paid dividends to us. As a holding company, we have not required cash for our operations outside of China and therefore Fenghuang On-line has retained its earnings for the purpose of conducting our business operations in China. As of December 31, 2012, 2013 and 2014, Fenghuang On-line’s retained earnings were RMB281.7 million, RMB421.4 million and RMB548.3 million (US$88.4 million), respectively.

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

Operating Activities

In 2014, our operating activities generated net cash of RMB273.5 million (US$44.1 million). This was primarily due to (i) net income of RMB262.1 million, (ii) non-cash adjustments which primarily include depreciation and amortization expenses of RMB36.3 million mainly attributable to increased acquisition of property and equipment, and share-based compensation of RMB53.2 million mainly attributable to newly granted options in 2013 and 2014, (iii) an increase in accounts payable of RMB63.4 million primarily due to increases in our revenue sharing fees and advertising agency fees, (iv) an increase in taxes payable of RMB36.4 million due to increased labor costs and (v) an increase in accrued expenses and other current liabilities of RMB41.1 million primarily due to increases in deposits from advertising agencies. These items were partially offset by (i) Gain on disposition of subsidiaries and acquisition of equity investments of RMB29.7 million, (ii) an increase in accounts receivable of RMB180.9 million mainly attributable to increase in our advertising revenues, and (iii) an increase in amounts due from related parties of RMB50.7 million mainly attributable to increase in our advertising revenues earned from Phoenix TV Group and its customers and affiliates.

In 2013, our operating activities generated net cash of RMB347.8 million. This was primarily due to (i) net income of RMB278.0 million, (ii) non-cash adjustments which primarily include depreciation and amortization expenses of RMB31.5 million mainly attributable to increased acquisition of property and equipment, and share-based compensation of RMB16.7 million mainly attributable to newly granted options in 2013, (iii) an increase in accounts payable of RMB69.5 million primarily due to increases in our revenue sharing fees and advertising agency fees, and (iv) an increase in salary and welfare payable of RMB35.2 million due to increased labor costs. These items were partially offset by (i) an increase in accounts receivable of RMB75.0 million mainly attributable to increase in our advertising revenues, and (ii) an increase in amounts due from related parties of RMB61.3 million mainly attributable to increase in our advertising revenues earned from Phoenix TV Group and its customers.

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

Investing Activities

We had net cash provided by investing activities of RMB393.2 million (US$63.4 million) for 2014.  This was primarily due to maturity of term deposits of RMB4.1 billion, offset by (i) placement of term deposits of RMB3.6 billion (ii) capital expenditures of RMB35.4 million and (iii) payments for investments of RMB74.5 million, as described in “—Capital Expenditures”.

We had net cash used in investing activities of RMB351.3 million for 2013.  This was primarily due to maturity of term deposits of RMB2.4 billion, partially offset by (i) placement of term deposits of RMB2.7 billion and (ii) capital expenditures of RMB29.2 million.

We had net cash provided by investing activities of RMB471.0 million for 2012.  This was primarily due to maturity of term deposits of RMB1.8 billion, partially offset by (i) placement of term deposits of RMB1.2 billion and (ii) capital expenditures of RMB79.6 million.

Financing Activities

We had net cash used in financing activities of RMB223.7 million (US$36.1 million) for 2014, mainly attributable to  RMB242.5 million used in connection with the repurchase of our ADSs, partly offset by capital contribution received from noncontrolling shareholders of RMB10.0 million and inflow of proceeds from exercise of stock options of RMB8.8 million. For more information regarding our share repurchases, see “Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers.”

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

Capital Expenditures

We had capital expenditures of RMB79.6 million, RMB29.2 million and RMB35.4 million (US$5.7 million) in 2012, 2013 and 2014, respectively. The capital expenditures in 2012 were mainly attributable to leasehold improvements for our new offices, as well as additional servers and network equipments. The capital expenditures in 2013 were mainly attributable to purchasing additional servers and network equipments. The capital expenditures in 2014 were mainly attributable to purchase of servers and network equipmments. We expect capital expenditures to increase by approximately RMB27.8 million in 2015. We plan to fund our capital expenditures in 2015 with cash flows from our operations and cash and cash equivalents.

Recently Issued Accounting Standards

On May 28, 2014, the FASB and IASB issued their long-awaited converged standard on the recognition of revenue from contracts with customers. The standard is intended to improve the financial reporting of revenue and improve comparability of the top line in financial statements globally. The FASB is amending the FASB Accounting Standards Codification and creating a new Topic 606, Revenue from Contracts with Customers, to supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, the amendments supersede some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. For a public entity, the amendments are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In June 2014, under ASC 718, Compensation—Stock Compensation, the FASB issued Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. These amendments apply to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. That is the case when an employee is eligible to retire or otherwise terminate employment before the end of the period in which a performance target could be achieved and still be eligible to vest in the award if and when the performance target is achieved. For all entities, the amendments are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In August 2014, the FASB issued Presentation of Financial Statements — Going Concern. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

C.                     Research and Development, Patents and Licenses, etc.

Product Development

See “Item 4. Information on the Company—B. Business Overview—Product Development.”

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.                     Trend Information

Please refer to “—A. Results of Operations” for a discussion of the most recent trends in our services, sales and marketing since the end of 2014. In addition, please refer to discussions included in such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales and operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

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

F.                      Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014.

	Payments Due by Period
	Total	2015	2016	2017	2018	2019 and Thereafter
	(RMB in thousands)
Rental	92,350	38,377	37,798	16,175	—	—
Bandwidth purchases	34,823	31,658	2,110	1,055	—	—
Cooperation with Phoenix TV Group	6,409	4,883	1,526	—	—	—
Content purchases	12,349	9,226	2,673	275	100	75
Property and equipment, and intangible assets	3,449	3,449	—	—	—	—
Others	4,560	3,927	613	20	—	—
Total	153,940	91,520	44,720	17,525	100	75

As a result of our adoption of Accounting Standard Codification 740 “Income Taxes” (ASC 740), we recorded an unrecognized tax benefit of RMB16.9million (US$2.7 million) and recognized as long-term liabilities, as ASC 740 specifies that tax positions for which the timing of the ultimate resolution is uncertain should be recognized as long-term liabilities. At this time, we are unable to make a reasonable estimate on the timing of payments in individual years beyond 12 months due to uncertainties in the timing. As a result, this amount is not included in the table above.

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

ITEM 6.                 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                     Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Keung Chui	64	Chairman of the Board of Directors
Shuang Liu	46	Director, Chief Executive Officer
Ya Li	45	Director, President
Daguang He	58	Director
Ka Keung Yeung	56	Director
Carson Wen	63	Independent Director
Jerry J. Zhang	55	Independent Director
Betty Yip Ho	46	Chief Financial Officer
Shu Liu	45	Senior Vice President
Andy Jin Xu	36	Senior Vice President

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

Ya Li has served as our director since the establishment of Phoenix New Media Limited in November 2007. He was promoted to our president in July 2014. Mr. Li joined our company in June 2006 as our chief operating officer and jointly served as our chief financial officer until November 2010. Prior to joining us, Mr. Li served as chief operating officer and chief financial officer of Techedge Inc. from 2004 to 2006, and as the president of the U.S. subsidiary of China Quantum Communications Inc. from 2002 to 2004. Mr. Li founded and served as the chief executive officer of Global Villager Inc., a New York-based Internet startup, starting in 1995 until the company was acquired by the then NASDAQ-traded Startec Global Communications Inc. in 2000. From 1993 to 1999, Mr. Li worked as a software engineer and senior Internet advisor to various companies, including Verizon Communications Inc., Donaldson, Lufkin & Jenrette, Lehman Brothers and Morgan Stanley. He has served on the boards of directors of the U.S. China Chamber of Commerce, Chinese Finance Society, National Council of Chinese Americans, and Council on U.S.-China Affairs and was appointed Visiting Research Fellow at the New Media Marketing Communications Research Centre of Beijing University in December 2009. Mr. Li received a two-year Executive Management Education from Wharton School of Business, a M.S. in Computer Science from Temple University and a four-year undergraduate education in control systems engineering from the University of Science & Technology of China.

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

Jerry J. Zhang became an independent director of our company immediately prior to the declaration of effectiveness of the registration statement that includes this annual report. Mr. Zhang has been a managing director of China Orient Asset Management (International) in Hong Kong since March 2015. He was a senior managing director of CITIC Capital Holdings Limited between June 2009 and December 2014. Prior to joining CITIC Capital Holdings Limited, Mr. Zhang was a managing director in the investment banking division of Deutsche Bank in Hong Kong from August 2006 to June 2009. He served as a managing director and the head of investment banking of CITIC Capital Markets Holdings Limited in Hong Kong from March 2003 to July 2006 and, prior to that time, as executive director in the communications, media and entertainment group of the investment banking department of Goldman Sachs in Hong Kong from April 2001 to January 2003. Mr. Zhang held the positions of associate, vice president and director at Solomon Smith Barney from August 1994 to March 2001. Prior to joining Solomon Smith Barney, he served as accounting manager for Town & Country Homes in Chicago from January 1990 to December 1993 and as accountant, audit senior and supervisor at Ernst & Young in Chicago and Hong Kong. Mr. Zhang held CPA qualifications in China and the State of Kentucky, both of which he has surrendered voluntarily. He holds an M.B.A. from the University of Chicago, an M.A. in Accounting from the Ministry of Finance Graduate School in the PRC and a B.A. degree from Inner Mongolia University.

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

Shu Liu, our Senior Vice President, joined our company in December 2010 and is responsible for content production and product development for mobile, PC and video platforms, as well as implementing our verticalization strategy. Prior to her promotion to Senior Vice President in March 2015, she served as the Company’s Vice President and Chief Editor since December 2010. Ms. Liu has over 20 years of experience working in both Internet and media industries. Prior to joining our company, she served in numerous senior and executive editorial positions at various Internet and media companies including Beijing Morning Post, Sina.com and MSN China. Ms. Liu holds a B.A. in History from Peking University.

Andy Jin Xu, our Senior Vice President, joined our company in October 2013 and is responsible for the advertising sales, marketing and branding activities, and auto channel development of the Company. Mr. Xu has over 15 years of professional experience working in the advertising industry. Prior to his promotion to Senior Vice President in April 2015, Mr. Xu served as the company’s Vice President. Before joining us, Mr. Xu served as Managing Director of J Walter Thompson, which is owned by the WPP Group, and CEO of LINTAS China, one of the leading 4A advertising companies in China. Mr. Xu is a member of the Academic Committee of the Chinese Advertising Association, the Vice General Secretary of the Internet Marketing Committee of the Internet Society of China, a researcher of the New Media Marketing Communication CCM Research Center of Peking University, the academic director of the China Campus Marketing Institute (CMI), and a part-time Professor for the College of Creative Culture and Communication at Zhejiang Normal University. Mr. Xu also served as a final judge for more than ten regional Chinese marketing awards.

B.                               Compensation of Directors, Supervisors and Executive Directors

For the year ended December 31, 2014, we paid an aggregate of approximately US$2.1 million in cash to our executive officers and directors.

Share Incentive Plans

In June 2008, we adopted the 2008 share option plan, and in March 2011, we adopted the 2011 restricted share and restricted share unit plan, together, the share incentive plans, to attract and retain the best available personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business. The share incentive plans provide for the grant of options, restricted shares and restricted share units, collectively referred to as “awards.” We have already granted the full number of awards that were authorized under the 2011 restricted share and restricted share unit plan. In June and August 2012, the shareholders of each of Phoenix TV and our company, respectively, approved a refreshment of the total number of Class A ordinary shares which may be issued upon exercise of all options to be granted under the 2008 share option plan and any other share incentive plan of our company (excluding awards previously granted, outstanding, cancelled, lapsed or exercised), thereby authorizing our company to grant additional options to purchase up to 31,410,107 Class A ordinary shares. In June 2014, our shareholders approved another refreshment authorizing us to grant additional options to purchase up to 28,401,492 Class A ordinary shares. Since July 2014, we have issued options to purchase 17,807,951 Class A ordinary shares.

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

As of March 31, 2015, 1,802,451 contingently issuable shares and options to purchase 47,274,422 Class A ordinary shares were outstanding, and there were 11,458,541 Class A ordinary shares available for future issuance upon the exercise of future grants under the share incentive plans. The table below sets forth, as of March 31, 2015, the awards that we granted in 2014 and are outstanding to our directors and executive officers:

Name	Class A Ordinary Shares Underlying Outstanding Awards	Exercise Price or Purchase Price (US$/Share)		Date of Grant	Date of Expiration
Shuang Liu	2,800,000	US$	1.3035	July 11, 2014	July 10, 2024
Ya Li	*	*		*	*
Betty Yip Ho	*	*		*	*
Ling Jin(1)	*	*		*	*
Shu Liu	*	*		*	*
Total	6,661,951

*                          Less than 1% of our total outstanding Class A ordinary shares.

(1)                  Was our chief marketing officer until April 8, 2015 and then became our senior strategic advisor.

As of March 31, 2015, other employees in aggregate held awards entitling them to receive 34,884,922 Class A ordinary shares, with exercise prices ranging from US$0 to US$1.3100 per Class A ordinary share. We granted awards to our employees under the share incentive plans in November 2008, July 2009, September 2009, January 2010, July 2010, March 2011, March 2013, May 2013, October 2013, December 2013, March 2014, June 2014, July 2014 and October 2014.

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

D.                     Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E.                     Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2015:

•          each of our directors and executive officers; and

•          each person known to us to own beneficially more than 5% of each class of our ordinary shares.

The calculations in the tables below assume there are 250,044,462 Class A ordinary shares and 317,325,360 Class B ordinary shares, outstanding as of March 31, 2015. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this annual report on Form 20-F, including through the exercise of any option, the vesting of any contingently issuable share, restricted share, restricted share unit or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Class A Ordinary Shares Beneficially Owned
	Number	%(1)
Class A ordinary shares
Keung Chui	—	—
Shuang Liu(2)	11,512,000	4.6
Ya Li(3)	9,890,900	4.0
Daguang He	—	—
Ka Keung Yeung	—	—
Carson Wen	—	—
Jerry J. Zhang	—	—
Betty Yip Ho(4)	*	*
Ling Jin(5)	—	—
Shu Liu	*	*
Andy Jin Xu(6)	*	*
All Directors and Executive Officers as a Group (7)	24,471,325	9.8
Principal Shareholders:
Wellington Management Group LLP (8)	30,452,728	12.2

*                          Less than 1% of our total outstanding Class A ordinary shares.

(1)                  Percentages disclosed are with respect to Class A ordinary shares.

(2)                  Represents 11,512,000 Class A ordinary shares, including 8,170,000 Class A ordinary shares in the form of ADSs.

(3)                  Represents 9,890,900 Class A ordinary shares, including 5,958,400 Class A ordinary shares in the form of ADSs.

(4)                  Represents options to purchase Class A ordinary shares.

(5)                  Was our chief marketing officer until April 8, 2015 and then became our senior strategic advisor.

(6)                  Became our Senior Vice President in April 2015.

(7)                  Represents 24,471,325 Class A ordinary shares, including 15,528,075 Class A ordinary shares in the form of ADSs.

(8)                  Information based on the Schedule 13G/A filed on February 12, 2015 by Wellington Management Group LLP. The principal business office of Wellington Management Group LLP is 280 Congress Street, Boston, Massachussetts 02210.

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

As of March 31, 2015, 240,164,636 Class A ordinary shares or 96.0% of our outstanding Class A ordinary shares in the form of ADSs are held by one record holder in the United States, Deutsche Bank Trust Company Americas. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

ITEM 7.                 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                     Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership”

B.                     Related Party Transactions

Phoenix TV, through its wholly owned subsidiary, is our controlling shareholder, with beneficial ownership and voting power of 55.9% and 62.3%, respectively, of our outstanding ordinary shares as of March 31, 2015. Phoenix TV has the power acting alone to approve any action requiring a vote of the majority of our ordinary shares.

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

Transactions and Agreements with Phoenix TV and Certain of its Subsidiaries

Phoenix TV Cooperation Agreement and Phoenix TV Content License Agreements

Fenghuang On-line entered into a Content, Branding, Promotion and Technology Cooperation Agreement, or the Phoenix TV Cooperation Agreement, with Phoenix TV on November 24, 2009, certain terms of which were amended pursuant to a supplemental agreement entered into by the parties on March 28, 2011. Pursuant to the Phoenix TV Cooperation Agreement, Phoenix TV agreed to procure and procured its subsidiaries, Phoenix Satellite Television Company Limited and Phoenix Satellite Television Trademark Limited, respectively, to enter into content license agreements, or the Content License Agreements, and trademark license agreements, or the Trademark License Agreements, with each of our affiliated consolidated entities. Fenghuang On-line agreed to provide Phoenix TV with our proprietary text, image, sound and video content. In addition, Fenghuang On-line and Phoenix TV agreed to promote one another’s brand and content on their respective new media and TV platforms. The Phoenix TV Cooperation Agreement, as amended, will expire in March 2016. As compensation for the rights granted to Fenghuang On-line under the agreement, Fenghuang On-line is obligated to pay Phoenix TV an annual service fee in the amount of RMB1.6 million for the first year of the agreement, which incrementally increases by 25% for each subsequent year of the agreement. The annual service payment to Phoenix TV for 2014 is RMB3.9 million. Fenghuang On-line must also pay to Phoenix TV 50% of the after-tax revenues Tianying Jiuzhou earns from sublicensing Phoenix TV’s video content to third parties. In the event that Phoenix TV’s indirect voting interest in Fenghuang On-line falls to 50% or below, Phoenix TV has the right to amend the annual service fee, provided that it may not be raised to more than 500% of the original annual service fee. If Phoenix TV’s beneficial ownership stake in us decreases to 35% or below, Phoenix TV has the right to immediately terminate or renegotiate the Phoenix TV Cooperation Agreement.

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

Costs for content production provided to us by Phoenix TV Group were RMB3.2 million, RMB3.5 million and RMB3.8  million (US$0.6 million) in 2012, 2013 and 2014, respectively. Costs for data line services provided to us by Phoenix TV Group were RMB0.4 million, RMB0.4 million and RMB0.4 million (US$0.1 million) in 2012, 2013 and 2014, respectively. We were charged by Phoenix TV Group for advertising and promotion expenses of RMB0.9 million, RMB1.0 million and RMB1.2 million (US$0.2 million) in 2012, 2013 and 2014, respectively. We were also charged corporate administrative expenses by Phoenix TV Group in the total amounts of RMB0.6 million, RMB0.4 million and RMB0.4 million (US$0.1 million) in 2012, 2013 and 2014, respectively.

We provided joint advertising campaign solutions together with Phoenix TV Group to Phoenix TV Group’s advertisers for which Phoenix TV Group paid us RMB29.8 million, RMB28.9 million and RMB25.2 million (US$4.1 million) in 2012, 2013 and 2014, respectively.

As of December 31, 2012, 2013 and 2014, we had accounts due from Phoenix TV Group in the amounts of RMB5.1 million, RMB52.0 million and RMB77.3 million (US$12.5 million), respectively, and accounts due to Phoenix TV Group in the amounts of nil, RMB20.8 million and RMB21.9 million (US$3.5 million), respectively.

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

Cooperation Agreement with China Mobile Communication Corporation

China Mobile Communication Corporation, or China Mobile, is a shareholder of our parent company, Phoenix TV. As of March 31, 2015, China Mobile held 19.7% of the outstanding shares of Phoenix TV. In each of 2012, 2013 and 2014, Tianying Jiuzhou entered into a cooperation agreement with China Mobile Communication Corporation, together, the China Mobile Cooperation Agreements. Pursuant to the China Mobile Cooperation Agreements, Tianying Jiuzhou agreed to produce certain MMS content exclusively for China Mobile to be used in China Mobile’s mobile newspaper service offerings, and China Mobile agreed to pay fees of RMB58.8 million, RMB52.8 million and RMB40.0 million for such content purchased by China Mobile during the period covering 2012 to 2014. Tianying Jiuzhou has also granted to China Mobile non-exclusive sub-licenses under the China Mobile Cooperation Agreements to use certain trademarks of Phoenix TV in China, and has agreed to co-host certain offline events with China Mobile free of charge.

We obtained revenues for our paid services through China Mobile of RMB429.1 million, RMB413.4 million and RMB290.8 million (US$46.9 million) in 2012, 2013 and 2014, respectively. We earned revenues from China Mobile for advertising services of RMB5.7 million, RMB16.2 million and RMB29.6 million (US$4.8 million) in 2012, 2013 and 2014, respectively. We incurred revenue sharing and bandwidth costs in connection with MVAS provided through China Mobile’s platform in the amounts of RMB64.0 million, RMB72.6 million and RMB41.8 million (US$6.7 million) in 2012, 2013 and 2014, respectively.

As of December 31, 2012, 2013 and 2014, we had accounts receivable from China Mobile in the amounts of RMB58.5 million, RMB73.1 million and RMB74.3  million (US$12.0 million), respectively, and accounts due to China Mobile in the amounts of RMB1.8 million, RMB0.2 million and RMB0.6 million (US$0.1 million), respectively.

Cooperation Agreement and License Agreement with Lilita

In September 2014, Tianying Jiuzhou entered into a brand authorization cooperation agreement with Lilita, pursuant to which, Tianying Jiuzhou granted Lilita an exclusive right to use its brand resources, including operating on the platform of jr.ifeng.com, for the purpose of conducting P2P lending and reward-based crowd-funding businesses. Lilita is obligated to pay Tianying Jiuzhou an annual license fee of RMB3.0 million for using its brand resources under such agreement. In December 2014, Tianying Jiuzhou and Lilita further entered into a platform license agreement, pursuant to which Lilita was granted an exclusive right to conduct P2P lending and reward-based crowd-funding businesses on the platforms of www.ifeng.com, 3g.ifeng.com and v.ifeng.com for a term of three years. Lilita is obligated to pay Tianying Jiuzhou an annual license fee of RMB0.17 million for the first two years and RMB0.16 million for the third year for conducting businesses on the licensed platforms.

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

	Market Price for Each ADS
	High	Low
	US$	US$
Annual highs and lows
2012	7.80	2.88
2013	13.38	3.39
2014
Quarterly highs and lows
Second quarter 2012	7.8	4.26
Third quarter 2012	4.78	3.35
Fourth quarter 2012	3.89	2.88
First quarter 2013	4.25	3.39
Second quarter 2013	5.89	3.40
Third quarter 2013	12.57	5.03
Fourth quarter 2013	13.38	8.08
First quarter 2014	13.58	8.75
Second quarter 2014	11.40	8.71
Third quarter 2014	11.31	9.30
Fourth quarter 2014	10.46	7.42
First quarter 2015	8.67	5.64
Second quarter 2015 (through April 28, 2015)	7.47	5.6
Monthly highs and lows
October 2014	10.35	8.17
November 2014	10.46	8.89
December 2014	8.88	7.42
January 2015	8.67	7.35
February 2015	8.2	7.26
March 2015	7.31	5.64
April 2015 (through April 28, 2015)	7.47	5.6

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

ITEM 11.                           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration risk

We depend on China Mobile, which is a shareholder of Phoenix TV, for a significant portion of our business. The revenues generated from advertising and paid services we provided through China Mobile for the years ended December 31, 2012, 2013 and 2014 were RMB434.8 million, RMB429.6 million and RMB320.4 million (US$51.6 million), respectively, which accounted for 39.1%, 30.2% and 19.6% of our total revenue in the respective years.

We had accounts receivable from China Mobile as of December 31, 2013 and 2014 of and RMB73.1 million and RMB74.3 million (US$12.0 million), respectively, which are included on our balance sheets as “Amounts due from related parties.” Apart from China Mobile, we have no other customer with revenues or accounts receivable accounting for over 10% of our total revenues or total account receivables, respectively.

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

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 2.6%, 2.6% and 2.0% in 2012, 2013 and 2014, respectively. The year-over-year percent changes in the Consumer Price Index for January 2012, 2013 and 2014 were increases of 4.5%, 2.5% and 0.8%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. We do not anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Currency Risk

Substantially all our revenues and expenses are denominated in Renminbi. We have not had any material foreign exchange gains or losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars relative to the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars. Furthermore, a decline in the value of the Renminbi could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our subsidiaries and PRC-incorporated affiliates in China. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our reported financial results in U.S. dollar terms. As of December 31, 2014, we had RMB denominated cash and cash equivalents, term deposits and short term investments totaling RMB1.2 billion, and U.S. dollar denominated cash and cash equivalents of US$20.6 million. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Fluctuations in exchange rates of the Renminbi could materially affect our reported results of operations.”

ITEM 12.                           DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                     Debt Securities

Not applicable.

B.                     Warrants and Rights

Not applicable.

C.                     Other Securities

Not applicable.

D.                     American Depositary Shares

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service:	Fee:
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to $0.05 per ADS issued

Cancellation of ADSs, including in the case of termination of the deposit agreement	Up to $0.05 per ADS cancelled

Distribution of cash dividends or other cash distributions	Up to $0.05 per ADS held

Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights	Up to $0.05 per ADS held

Distribution of securities other than ADSs or rights to purchase ADSs or additional ADSs	A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs

Depositary services	Annual fee of up to $0.05 per ADS held on the applicable record date(s) established by the depositary bank

Transfer of ADRs	$ 1.50 per certificate presented for transfer

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

Payments by Depositary

As of March 31, 2015, we had received total payments of US$1.66 million from Deutsche Bank Trust Company Americas, the depositary bank for our ADR program for reimbursement of investor relations expenses and other program related expenses.

PART II

ITEM  13.                        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2012, 2013 and 2014.

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

As of December 31, 2014, we had used a portion of the net proceeds received from our initial public offering, which consisted of US$33.6 million used for general corporate purposes, US$59.1 million for share repurchases and related transaction costs, and US$11.0 million for investment in Particle. We used the remainder of our initial public offering proceeds in April 2015 for further investment in Particle.

ITEM 15.                           CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2014, an evaluation has been carried out under the supervision and with the participation of our senior management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding the required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon the Company’s evaluation, our senior management has concluded that, as of December 31, 2014, our disclosure controls and procedures were effective.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2014 using the criteria set forth in the report ‘‘Internal Control—Integrated Framework(2013)’’ published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2014.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their attestation report which appears in this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

We maintain a system of internal control over financial reporting that is designed to provide reasonable assurance that our books and records accurately reflect our transactions and that our established policies and procedures are followed. As required by Rule 13a-15(d), under the Exchange Act, our management, including our chief executive officer, president and our chief financial officer, has also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.                  PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Zhong Tian LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2014, for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, for the years indicated.

	For the Years Ended December 31,
	2013	2014
	(In thousands of US dollars)
Audit Fees(1)	962	860
Tax Fees(2)	59	—
All Other Fees(3)	60	48
Total	1,081	908

(1)                  Audit fees consist of fees associated with the annual audit, reviews of our quarterly financial statements and related statutory and regulatory filings. For 2014, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

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

ITEM  16D.               EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.                  PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We publicly announced a share repurchase program on May 14, 2014, pursuant to which we are authorized to repurchase up to US$50.0 million worth of our ADSs for a period of twelve months starting from May 2014.

The table below is a summary of the ADSs repurchased by us during 2014.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans or Programs
		US$		US$
May 1, 2014 — May 31, 2014	—	—	—	50,000,000
June 1, 2014 — June 30, 2014	109,563	10.69	109,563	48,828,291
July 1, 2014 — July 31, 2014	—	—	—	—
August 1, 2014 — August 31, 2014	603,172	10.58	712,735	42,444,608
September 1, 2014 — September 30, 2014	1,131,324	9.81	1,844,059	31,341,949
October 1, 2014 — October 31, 2014	1,347,519	9.33	3,191,578	18,766,850
November 1, 2014 — November 30, 2014	574,538	10.14	3,766,116	12,938,925
December 1, 2014 — December 31, 2014	254,957	8.57	4,021,073	10,753,265
2014 Total	4,021,073

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

*4.28

Schedule of material differences between the Cooperation Agreement, dated as of June 20, 2014, between China Mobile Communications Corporation and Beijing Tianying Jiuzhou Network Technology Co., Ltd., the Cooperation Agreement, dated as of April 22, 2013, between China Mobile Communications Corporation and Beijing Tianying Jiuzhou Network Technology Co., Ltd. and the Cooperation Agreement, dated as of February 14, 2011, between China Mobile Communications Corporation and Tianying Jiuzhou (incorporated by reference Exhibit 10.25 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

*4.29

Share Purchase Agreement, dated as of September 10, 2014, among Particle Inc., Particle (HK) Limited, Beijing Particle Information Technology Co., Ltd., Beijing Yidianwangju Technology Co., Ltd., Zhaohui Zheng, Xuyang Ren, Xin Li, Rongqing Lu, Shunwei TMT II Limited, Red Better Limited and our company

*4.30

Share Purchase Agreement, dated as of November 7, 2014, among Zhaohui Zheng, Xin Li, Rongqing Lu, Tengteng Kong, Weijian Lin, Kaifeng Xu, Miao Liu, Yuanyuan Wang, Xiaoxi Wu, Fubo Wang, Shi’an Peng, Sha Zhou, Qiyu Tan and our company

*4.31

Share Purchase Agreement, dated as of February 10, 2015, among Particle Inc., Particle (HK) Limited, Beijing Particle Information Technology Co., Ltd., Beijing Yidianwangju Technology Co., Ltd., Zhaohui Zheng, Xuyang Ren, Xin Li, Rongqing Lu, Shunwei TMT II Limited, Red Better Limited and our company

*4.32	Share Purchase Agreement, dated as of February 10, 2015, among IDG Technology Venture Investment V, L.P., Yifang Technology Group, Ltd. and our company

*8.1	List of Subsidiaries

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

Phoenix New Media Limited

By:	/s/ Betty Yip Ho
	Name:	Betty Yip Ho
	Title:	Chief Financial Officer

Date:  April 30, 2015

Phoenix New Media Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Phoenix New Media Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Phoenix New Media Limited (the “Company”) and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 30, 2015

Phoenix New Media Limited

Consolidated Balance Sheets

(Amounts in thousands, except for number of shares and per share data)

	As of December 31,
	2013	2014	2014
	RMB Revised*	RMB	US$ (Note 2d)
ASSETS
Current assets:
Cash and cash equivalents	845,138	1,285,847	207,241
Term deposits and short term investments	556,672	40,000	6,447
Restricted cash	10,000	—	—
Accounts receivable, net	353,379	493,569	79,549
Amounts due from related parties	125,158	176,224	28,402
Prepayments and other current assets	27,911	42,703	6,883
Deferred tax assets	22,779	24,565	3,959
Total current assets	1,941,037	2,062,908	332,481
Non-current assets:
Property and equipment, net	95,126	89,694	14,456
Intangible assets, net	7,919	14,913	2,404
Available-for-sale investment	—	77,093	12,425
Equity investments	—	68,880	11,101
Other non-current assets	12,678	13,342	2,150
Total non-current assets	115,723	263,922	42,536
Total assets	2,056,760	2,326,830	375,017
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the Company of RMB381,897 and RMB581,781 (US$93,767) as of December 31, 2013 and 2014, respectively. Note 1):
Accounts payable	218,604	271,599	43,774
Amounts due to related parties	21,034	22,489	3,625
Advances from customers	10,732	17,587	2,835
Taxes payable	58,140	88,938	14,334
Salary and welfare payable	98,831	105,073	16,935
Accrued expenses and other current liabilities	62,153	86,307	13,910
Total current liabilities	469,494	591,993	95,413
Non-current liabilities (including amounts of the consolidated VIEs without recourse to the Company of RMB12,231 and RMB18,179 (US$2,929) as of December 31, 2013 and 2014, respectively. Note 1):
Deferred tax liabilities	—	1,312	211
Long-term liabilities	12,231	16,867	2,718
Total non-current liabilities	12,231	18,179	2,929
Total liabilities	481,725	610,172	98,342
Commitments and contingencies (Note 21)
Shareholders’ equity:
Phoenix New Media Limited shareholders’ equity:
Class A ordinary shares (US$0.01 par value, 680,000,000 shares authorized; 282,578,957 and 260,204,642 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	18,530	17,278	2,785
Class B ordinary shares (US$0.01 par value, 320,000,000 shares authorized ; 317,325,360 and 317,325,360 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	22,053	22,053	3,554
Additional paid-in capital	1,734,993	1,587,227	255,815
Treasury stock (nil and 2,039,656 shares as of December 31, 2013 and 2014, respectively)	—	(13,379)	(2,156)
Statutory reserves	50,330	65,968	10,632
(Accumulated deficit)/Retained earnings	(194,601)	52,852	8,518
Accumulated other comprehensive loss	(60,127)	(15,341)	(2,473)
Total Phoenix New Media Limited shareholders’ equity	1,571,178	1,716,658	276,675
Noncontrolling interests	3,857	—	—
Total shareholders’ equity	1,575,035	1,716,658	276,675
Total liabilities and shareholders’ equity	2,056,760	2,326,830	375,017

*In 2014, the classification of certain highly liquid principal-guaranteed investments products (“Products”) reported as cash and cash equivalents were re-assessed and it was determined that these Products should have been classified as term deposits and short term investments to properly reflect the nature of these assets. These 2013 financial statements have been revised to present them as such.

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Comprehensive Income

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	For the Years Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Revenues(1):
Net advertising revenues	610,160	863,737	1,190,158	191,819
Paid service revenues	500,844	560,738	447,702	72,156
Total revenues	1,111,004	1,424,475	1,637,860	263,975
Cost of revenues(1)	(631,299)	(696,355)	(781,632)	(125,976)
Gross profit	479,705	728,120	856,228	137,999
Operating expenses(1):
Sales and marketing expenses	(197,038)	(273,399)	(330,777)	(53,312)
General and administrative expenses	(106,736)	(97,849)	(137,818)	(22,212)
Technology and product development expenses	(91,292)	(108,683)	(149,996)	(24,175)
Total operating expenses	(395,066)	(479,931)	(618,591)	(99,699)
Income from operations	84,639	248,189	237,637	38,300
Other income:
Interest income	32,869	32,775	46,535	7,500
Foreign currency exchange gain/(loss)	1,897	19,687	(6,059)	(977)
Gain on disposition of subsidiaries and acquisition of equity investments	—	—	29,660	4,780
Loss from equity investments	—	—	(18,538)	(2,988)
Others, net	4,931	14,960	21,261	3,427
Income before tax	124,336	315,611	310,496	50,042
Income tax expense	(16,977)	(37,588)	(48,377)	(7,797)
Net income	107,359	278,023	262,119	42,245
Net loss attributable to noncontrolling interests	—	1,531	972	157
Net income attributable to Phoenix New Media Limited	107,359	279,554	263,091	42,402
Net income	107,359	278,023	262,119	42,245
Other comprehensive income, net of tax: fair value remeasurement for available-for-sale investment	—	—	40,283	6,492
Other comprehensive income/(loss), net of tax: foreign currency translation adjustment	(1,979)	(23,179)	4,503	726
Comprehensive income	105,380	254,844	306,905	49,463
Comprehensive loss attributable to noncontrolling interests	—	1,531	972	157
Comprehensive income attributable to Phoenix New Media Limited	105,380	256,375	307,877	49,620
Net income attributable to Phoenix New Media Limited	107,359	279,554	263,091	42,402
Net income per Class A and Class B ordinary share:
Basic	0.17	0.46	0.44	0.07
Diluted	0.17	0.45	0.43	0.07
Net income per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	1.38	3.69	3.52	0.57
Diluted	1.33	3.59	3.42	0.55
Weighted average number of Class A and Class B ordinary shares used in computing net income per share:
Basic	624,010,270	605,988,397	597,616,623	597,616,623
Diluted	643,748,146	622,420,459	614,620,110	614,620,110

(1)           Revenues, cost of revenues and operating expenses include transactions with related parties as follows:

Net advertising revenues	35,438	45,127	55,565	8,956
Paid service revenues	429,125	413,407	291,610	46,999
Cost of revenues	(67,481)	(76,491)	(45,917)	(7,401)
Sales and marketing expenses	(916)	(1,040)	(1,246)	(201)
General and administrative expenses	(646)	(404)	(354)	(57)

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Shareholders’ Equity

(Amount in thousands, except for number of shares)

	Phoenix New Media Limited Shareholders’ Equity
									Accumulated	Accumulated
							Additional		(deficit)/	other		Total
	Class A ordinary shares		Class B ordinary shares		Treasury stock		paid-in	Statutory	Retained	comprehensive	Noncontrolling	shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	earnings	loss	interests	equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2011	306,101,077	20,001	317,325,360	22,053	—	—	1,830,882	24,647	(555,831)	(34,969)	—	1,306,783
Share-based compensation	—	—	—	—	—	—	6,759	—	—	—	—	6,759
Issuance of ordinary shares upon settlement of share-based awards	11,456,632	723	—	—	—	—	(123)	—	—	—	—	600
Repurchase of ordinary shares	—	—	—	—	(18,189,560)	(52,466)	—	—	—	—	—	(52,466)
Cancellation of repurchased ordinary shares	(18,148,760)	(1,149)	—	—	18,148,760	52,354	(51,921)	—	—	—	—	(716)
Appropriation to statutory reserves	—	—	—	—	—	—	—	7,338	(7,338)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(1,979)	—	(1,979)
Net income	—	—	—	—	—	—	—	—	107,359	—	—	107,359
Balance as of December 31, 2012	299,408,949	19,575	317,325,360	22,053	(40,800)	(112)	1,785,597	31,985	(455,810)	(36,948)	—	1,366,340
Share-based compensation	—	—	—	—	—	—	16,723	—	—	—	—	16,723
Issuance of ordinary shares upon settlement of share-based awards	4,707,400	291	—	—	—	—	228	—	—	—	—	519
Repurchase of ordinary shares	—	—	—	—	(20,196,592)	(72,611)	—	—	—	—	—	(72,611)
Cancellation of repurchased ordinary shares	(20,237,392)	(1,256)	—	—	20,237,392	72,723	(72,247)	—	—	—	—	(780)
Cancellation of restricted shares	(1,300,000)	(80)	—	—	—	—	80	—	—	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	—	—	18,345	(18,345)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(23,179)	—	(23,179)
Capital contribution received from noncontrolling shareholders	—	—	—	—	—	—	4,612	—	—	—	5,388	10,000
Net income	—	—	—	—	—	—	—	—	279,554	—	(1,531)	278,023
Balance as of December 31, 2013	282,578,957	18,530	317,325,360	22,053	—	—	1,734,993	50,330	(194,601)	(60,127)	3,857	1,575,035
Share-based compensation	—	—	—	—	—	—	53,181	—	—	—	—	53,181
Issuance of ordinary shares upon settlement of share-based awards	6,928,776	426	—	—	—	—	9,217	—	—	—	—	9,643
Repurchase of ordinary shares	—	—	—	—	(32,168,584)	(241,344)	—	—	—	—	—	(241,344)
Cancellation of repurchased ordinary shares	(30,128,928)	(1,854)	—	—	30,128,928	227,965	(227,267)	—	—	—	—	(1,156)
Cancellation of restricted shares	(168,752)	(10)	—	—	—	—	10	—	—	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	—	—	15,638	(15,638)	—	—	—
Fair value changes of available-for-sale investment	—	—	—	—	—	—	—	—	—	40,283	—	40,283
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	4,503	—	4,503
Issuance of ordinary shares for investment	3,034,245	186	—	—	—	—	17,093	—	—	—	—	17,279
Disposition of certain investment in a subsidiary	—	—	—	—	—	—	—	—	—	—	(2,885)	(2,885)
Net income	—	—	—	—	—	—	—	—	263,091	—	(972)	262,119
Balance as of December 31, 2014	262,244,298	17,278	317,325,360	22,053	(2,039,656)	(13,379)	1,587,227	65,968	52,852	(15,341)	—	1,716,658
Balance as of December 31, 2014 (in US$)		2,785		3,554		(2,156)	255,815	10,632	8,518	(2,473)	—	276,675

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Years Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
		Revised*
Cash flows from operating activities:
Net income	107,359	278,023	262,119	42,245
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	6,759	16,723	53,181	8,571
Provision for allowance for doubtful accounts	25,902	2,590	9,229	1,487
Depreciation and amortization expense	21,130	31,465	36,323	5,854
Deferred income tax	(5,573)	(5,275)	(3,226)	(520)
Loss on disposal of property and equipment	486	1,003	589	95
Gain on disposition of subsidiaries and acquisition of equity investments	—	—	(29,660)	(4,780)
Loss from equity investments	—	—	18,538	2,988
Foreign currency exchange (gain)/loss	(1,897)	(19,687)	6,059	977
Changes in operating assets and liabilities:
Accounts receivable	(104,792)	(74,982)	(180,904)	(29,156)
Prepayments and other current assets	12,603	6,439	(14,320)	(2,308)
Amounts due from related parties	577	(61,347)	(50,684)	(8,169)
Other non-current assets	(976)	426	(1,076)	(173)
Accounts payable	27,135	69,493	63,419	10,221
Advance from customers	(1,307)	4,848	7,202	1,161
Salary and welfare payable	18,512	35,200	13,023	2,099
Taxes payable	4,334	17,984	36,432	5,872
Amounts due to related parties	(2,083)	19,228	1,455	235
Accrued expenses and other current liabilities	(1,081)	21,436	41,139	6,630
Long-term liabilities	2,492	4,235	4,636	747
Net cash provided by operating activities	109,580	347,802	273,474	44,076
Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(79,583)	(29,238)	(35,387)	(5,703)
Placement of term deposits and short term investments	(1,221,801)	(2,696,407)	(3,565,274)	(574,618)
Maturity of term deposits and short term investments	1,772,414	2,374,309	4,082,583	657,993
Payment for available-for-sale investment	—	—	(36,810)	(5,933)
Payment for equity investments	—	—	(37,681)	(6,073)
Disposal of subsidiaries, net of cash received	—	—	(14,259)	(2,298)
Net cash provided by/(used in) investing activities	471,030	(351,336)	393,172	63,368
Cash flows from financing activities:
Proceeds from exercise of stock options	1,050	519	8,756	1,411
Repurchase of ordinary shares	(52,752)	(65,198)	(242,500)	(39,084)
Prepayment for share repurchases	(8,408)	—	—	—
Capital contribution received from noncontrolling shareholders	—	—	10,000	1,612
Net cash used in financing activities	(60,110)	(64,679)	(223,744)	(36,061)
Effect of exchange rate changes on cash and cash equivalents	(1,497)	(2,818)	(2,193)	(353)
Net increase/(decrease) in cash and cash equivalents	519,003	(71,031)	440,709	71,030
Cash and cash equivalents at the beginning of the year	397,166	916,169	845,138	136,211
Cash and cash equivalents at the end of the year	916,169	845,138	1,285,847	207,241
Supplemental disclosure of cash flow information:
Cash paid during the period for income taxes	15,968	19,598	32,786	5,284
Supplemental disclosures of non-cash investing and financing activities:
Issuance of ordinary shares upon vesting of restricted share units	348	72	24	4
Purchase of property and equipment and intangible assets included in accounts payable	7,406	2,034	7,033	1,134
Restricted cash related to capital contribution financed by noncontrolling shareholders	—	10,000	—	—

*In 2014, the classification of certain highly liquid principal-guaranteed investments products (“Products”) reported as cash and cash equivalents were re-assessed and it was determined that these Products should have been classified as term deposits and short term investments to properly reflect the nature of these assets. These 2013 financial statements have been revised to present them as such.

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

1. Organization and Principal Activities

Phoenix New Media Limited (“PNM”, or the “Company”) was incorporated in the Cayman Islands on November 22, 2007 by Phoenix Satellite Television (B.V.I.) Holding Limited (the “Parent”), a subsidiary of Phoenix Satellite Television Holdings Ltd. (the “Phoenix TV”). Phoenix TV, its subsidiaries and variable interest entities (“VIEs”) are collectively referred to as the Phoenix TV Group. As of December 31, 2014, the Company had ten subsidiaries, five VIEs for which subsidiaries of the Company are the primary beneficiary, and four subsidiaries of a VIE. The Company, its subsidiaries, VIEs and subsidiaries of one of the VIEs are hereinafter collectively referred to as the “Group”. The Group generates revenues from providing advertising services and paid services, which include mobile value-add services (“MVAS”) and games and others. Tianying Jiuzhou and Yifeng Lianhe hold the necessary licenses and approvals to operate Internet-related businesses in the PRC. In addition, the VIEs are in the process of applying for certain licenses for the operations of their businesses, including an Internet audio-visual program transmission license and an Internet news license.

The details of the subsidiaries, VIEs and the subsidiaries of one of the VIEs as of December 31, 2014 are set out below:

			Percentage
			of Direct or
			Indirect
	Place of	Date of	Economic	Principal
Name	Incorporation	Incorporation	Ownership	Activity
Direct subsidiaries:
Phoenix Satellite Television Information Limited	British Virgin Islands (“BVI”)	September 1, 1999	100%	Investment holding
Phoenix New Media (Hong Kong) Company Limited	Hong Kong	February 24, 2011	100%	Advertising
Phoenix New Media (Hong Kong) Information Technology Company Limited	Hong Kong	April 22, 2014	100%	Investment holding
I Game Limited	Cayman Island	May 20, 2014	100%	Investment holding
Indirect subsidiaries:
Fenghuang On-line (Beijing) Information Technology Co., Ltd. (“Fenghuang On-line”)	PRC	December 20, 2005	100%	Technical consulting
Beijing Fenghuang Yutian Software Technology Co., Ltd. (“Fenghuang Yutian”)	PRC	June 15, 2012	100%	Software development
Fenghuang Feiyang (Beijing) New Media Information Technology Co., Ltd. (“Fenghuang Feiyang”)	PRC	October 25, 2013	100%	Technical consulting
I Game (Hong Kong) Company Limited	Hong Kong	June 10, 2014	100%	Game
Beijing Fenghuang Borui Software Technology Co., Ltd. (“Fenghuang Borui”)	PRC	October 13, 2014	100%	Software development
Qieyiyou (Beijing) Information Technology Co., Ltd. (“Qieyiyou”)	PRC	November 28, 2014	100%	Game
VIEs:
Beijing Tianying Jiuzhou Network Technology Co., Ltd. (“Tianying Jiuzhou”)	PRC	April 18, 2000	100%	Advertising, MVAS, and games and others
Yifeng Lianhe (Beijing) Technology Co., Ltd. (“Yifeng Lianhe”)	PRC	June 16, 2006	100%	MVAS
Beijing Chenhuan Technology Co., Ltd. (“Chenhuan”)	PRC	June 10, 2014	100%	Game
Beijing Youjiuzhou Technology Co., Ltd. (“Youjiuzhou”)	PRC	June 10, 2014	100%	Game
Beijing Huanyou Tianxia Technology Co., Ltd. (“Huanyou Tianxia”)	PRC	June 16, 2014	100%	Game
Direct subsidiaries of Tianying Jiuzhou:
Beijing Tianying Chuangzhi Advertising Co., Ltd. (“Tianying Chuangzhi”)	PRC	February 8, 2010	100%	Advertising
Beijing Jirong Wenhua Culture Communication Co., Ltd. (“Jirong Wenhua”)	PRC	June 1, 2012	100%	Publishing
Tianjin Fenghuang Mingdao Culture Communication Co., Ltd. (“Fenghuang Mingdao”)	PRC	May 24, 2013	100%	Advertising
Beijing Tianying Chuangzhan Culture Communication Co., Ltd. (“Tianying Chuangzhan”)	PRC	July 29, 2013	100%	Advertising

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

1. Organization and Principal Activities (Continued)

In order to comply with Chinese laws and regulations that prohibit or restrict foreign ownership of companies that operate Internet content and advertising businesses, a series of agreements (the “Contractual Agreements”) were entered into among Fenghuang On-line, Tianying Jiuzhou, Yifeng Lianhe and their legal shareholders in 2009, and among Fenghuang On-line, Chenhuan, Youjiuzhou and Huanyou Tianxia and their legal shareholders in 2014, respectively. Through the aforementioned activities, Tianying Jiuzhou, Yifeng Lianhe, Chenhuan, Youjiuzhou and Huanyou Tianxia are considered VIEs in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Fenghuang On-line is entitled to substantially all the economic risks and rewards associated with the VIEs, and is the primary beneficiary of the VIEs.

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

Loan Agreements

Pursuant to the loan agreements among Fenghuang On-line and legal shareholders of its VIEs, Fenghuang On-line granted interest-free loans to the legal shareholders of the VIEs for an amount that is equal to their respective capital contribution in the VIEs. The loans can be repaid only with proceeds from the sale of all of the respective shareholder’s equity interests in the applicable VIE to Fenghuang On-line or its designated representatives pursuant to the applicable exclusive equity option agreement. The term of each loan is ten years, and may be extended upon mutual agreement of the parties.

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

Exclusive Technical Licensing and Service Agreements

Under the exclusive technical licensing and service agreements between Fenghuang On-line and each of the VIEs, Fenghuang On-line has the exclusive right to provide technical and consulting services to the VIEs. The VIEs have agreed to pay a service fee to Fenghuang On-line equal to a certain percentage of their respective annual revenues plus a special service fee for certain services rendered by Fenghuang On-line at the request of the VIEs. The technical service agreements also transfer all of the economic benefit of intellectual property created by the VIEs to Fenghuang On-line. Each exclusive technical services agreement will remain in effect indefinitely and can be terminated only by Fenghuang On-line unless otherwise required by law.

The Group has evaluated the relationship among the Company, Fenghuang On-line and the VIEs in accordance with U.S. GAAP. Pursuant to the voting right entrustment agreements, the Company has obtained power, as granted to the legal shareholders by the applicable PRC law and under the articles of association of the VIEs, to direct all significant activities of the VIEs, which include but are not limited to budgeting, financing, and making other strategic and operational decisions, and will significantly impact the VIEs’ economic performance. Pursuant to the exclusive technical licensing and service agreements and other agreements, the Company has the right to receive benefits of the VIEs in the form of technical service fees, which could potentially be significant to the VIEs’ net income. In addition, the Company has the right to receive all the residual assets of the VIEs through exercise of the exclusive equity option agreements. As a result, the Company, through Fenghuang On-line, is considered the primary beneficiary of the VIEs and therefore includes the VIEs’ assets, liabilities and operating results in its consolidated financial statements. With the Contractual Agreements with the VIEs, the Company has the power to direct the activities of the VIEs, and can freely have assets transferred out of the VIEs without any restrictions. Only the registered capital and PRC statutory reserves of the VIEs amounted to RMB31.4 million (US$5.1 million) as of December 31, 2014 can be used to solely settle obligations of the VIEs. As both the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, the creditors of the VIEs’ liabilities do not have recourse to the general credit of the Company. The amounts of the consolidated VIEs current liabilities without recourse to the Company disclosed on the face of the consolidated balance sheets have excluded the amounts due to inter-company entities.

The following tables set forth the assets, liabilities, results of operations and cash flows of the consolidated VIEs:

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

1. Organization and Principal Activities (Continued)

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
Current assets	1,132,220	1,341,023	216,134
Non-current assets	43,736	70,197	11,314
Total assets	1,175,956	1,411,220	227,448
Accounts payable	217,556	352,008	56,733
Amounts due to related parties	509	886	143
Amounts due to inter-company entities	676,275	608,181	98,021
Advances from customers	10,519	17,380	2,801
Taxes payable	15,631	49,717	8,013
Salary and welfare payable	87,293	84,874	13,679
Accrued expenses and other current liabilities	50,389	76,916	12,398
Current liabilities	1,058,172	1,189,962	191,788
Non-current liabilities	12,231	18,179	2,929
Total liabilities	1,070,403	1,208,141	194,717

	For the Years Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Revenues	1,105,053	1,418,693	1,632,827	263,164
Net income	16,359	14,851	53,141	8,565

	For the Years Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Net cash provided by/(used in) operating activities	118,870	(311,286)	(110,741)	(17,848)
Net cash (used in)/provided by investing activities	(29,578)	(457,202)	403,635	65,054
Net cash provided by financing activities	—	—	10,000	1,612

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

1. Organization and Principal Activities (Continued)

As of December 31, 2014, the total assets for the consolidated VIEs mainly comprised of cash and cash equivalents, term deposits and short term investments, accounts receivable, prepayments and other current assets, amounts due from related parties and property and equipment. There was no pledge or collateralization of these assets. Unrecognized revenue-producing assets that are held by the VIEs comprise the Internet Content Provision License, the Online Culture Operating Permit, the Internet Publication License, the Permit for Production and Operation of Radio and TV Programs, the Value-added Telecommunications Business Operating License, trademark, and domain name. Recognized revenue-producing assets that are held by the VIEs comprise Property and Equipment and operating rights for licensed games. As of December 31, 2014, the total liabilities for the consolidated VIEs mainly comprised accounts payable, amounts due to related parties, amounts due to inter-company entities, advances from customers, salary and welfare payable, taxes payable and accrued expenses and other current liabilities. The inter-company technical services fees charged by other entities of the Group to the consolidated VIEs were included in the net income of the consolidated VIEs amounted to RMB186.0 million, RMB380.9 million and RMB414.4 million (US$66.8 million) for the years ended December 31, 2012, 2013 and 2014, respectively. The balances and transactions of the consolidated VIEs were reflected in the Company’s consolidated financial statements with inter-company transactions eliminated.

It is possible that the Group’s operation of certain of its operations and businesses through VIEs could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Group’s management considers the possibility of such a finding by PRC regulatory authorities under current law and regulations to be remote, on January 19, 2015, the Ministry of Commerce of the PRC, or (the “MOFCOM”) released on its Website for public comment a proposed PRC law (the “Draft FIE Law”) that appears to include VIEs within the scope of entities that could be considered to be foreign invested enterprises (or “FIEs”) that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through Contractual Arrangements within the definition of “actual control.” If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through Contractual Arrangements could be construed to reach the Group’s VIE arrangements, and as a result the Group’s VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law does not make clear how “control” would be determined for such purpose, and is silent as to what type of enforcement action might be taken against existing VIEs that operate in restricted industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If a finding were made by PRC authorities, under existing law and regulations or under the Draft FIE Law if it becomes effective, that the Group’s operation of certain of its operations and businesses through VIEs, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Group’s income, revoking the business or operating licenses of the affected businesses, requiring the Group to restructure its ownership structure or operations, or requiring the Group to discontinue all or any portion of its operations. Any of these actions could cause significant disruption to the Group’s business operations, and have a severe adverse impact on the Group’s cash flows, financial position and operating performance.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

1. Organization and Principal Activities (Continued)

In addition, it is possible that the contracts among the Group, the Group’s VIEs and shareholders of its VIEs would not be enforceable in China if PRC government authorities or courts were to find that such contracts contravene PRC law and regulations or are otherwise not enforceable for public policy reasons. In the event that the Group was unable to enforce these Contractual Arrangements, the Group would not be able to exert effective control over the affected VIEs. Consequently, such VIE’s results of operations, assets and liabilities would not be included in the Group’s consolidated financial statements. If such were the case, the Group’s cash flows, financial position and operating performance would be severely adversely affected. The Group’s Contractual Arrangements with respect to its consolidated VIEs are approved and in place. The Group’s management believes that such contracts are enforceable, and considers the possibility remote that PRC regulatory authorities with jurisdiction over the Group’s operations and contractual relationships would find the contracts to be unenforceable.

There is no entity in the Group for which the Company has a variable interest but is not the primary beneficiary as of December 31, 2014.

2. Principal Accounting Policies

(a) Basis of presentation, principles of consolidation, recognition of noncontrolling interests and cost allocations

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs, and the subsidiaries of one of its VIEs. The consolidated financial statements have been prepared in accordance with U.S. GAAP and on a going concern basis. All significant transactions and balances among the Company, its subsidiaries, its VIEs and the subsidiaries of the VIE have been eliminated upon consolidation. Based on the Contractual Arrangements (see Note 1), the Company consolidates the VIEs as required by Accounting Standards Codification (“ASC”) 810 Consolidation, because Fenghuang On-line holds all the variable interests of the VIEs and has been determined to be the primary beneficiary of the VIEs.

The Group and Phoenix TV Group have engaged in various mutual cooperation activities in content, branding and promotions, technical support and corporate management. There was no payment for these arrangements until November 2009, when the Group entered into a cooperation agreement with Phoenix TV which stipulates the costs and expenses charged to the Group related to content and other services provided by Phoenix TV Group (See Note 21(a)). The agreement was effective as of January 1, 2010. Accordingly, the related costs and expenses were recorded by the Group based on the cooperation agreement for the years ended December 31, 2012, 2013 and 2014.

Apart from the above cooperation agreement, Phoenix TV Group also paid certain expenses on behalf of the Group, such as data line usage and other general and administrative expenses, which the Group needed to settle with Phoenix TV Group based on the actual amount, and were recorded in the consolidated statements of comprehensive income.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

2. Principal Accounting Policies (Continued)

(b) Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates. These estimates and assumptions include, but are not limited to, the accounting for advertising and paid service revenues, the determination of estimated selling prices of multiple elements revenues contract, accounting for income taxes and uncertain tax positions, allowances for doubtful accounts, share-based compensation, consolidation, determination of the estimated useful lives of property and equipment and intangible assets, assessment of impairment of long-lived assets, determination of the fair value of financial instruments , determination of the fair value of retained equity interest in deconsolidation and foreign currency.

(c) Foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The Company’s operations in China and in international regions use their respective currencies as their functional currencies. In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use US$ or HK$ as their functional currency, have been translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”). Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and have been shown as a component of other comprehensive loss in the consolidated statements of shareholders’ equity and the consolidated statements of comprehensive income.

Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gain or loss resulting from the settlement of such transactions and from remeasurement at period-end is recognized in foreign currency exchange gain/(loss) in the consolidated statements of comprehensive income.

(d) Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.2046 on December 31, 2014 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(e) Fair value of financial instruments

The Group’s financial instruments include cash equivalents, term deposits, short term investments, restricted cash, accounts receivable, amounts due from related parties, prepayments and other current assets, available-for-sale investment, accounts payable, amounts due to related parties, advances from customers, salary and welfare payable, accrued expense and other current liabilities and other non-current assets. Refer to Note 18 for details.

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

(g) Term deposits, short term investments

Term deposits represent time deposits placed with banks with original maturities of more than three months and up to one year.

Short-term investments represent interest-bearing deposit placed with financial institutions which are restricted as to withdrawal and use. The investments are issued by commercial bank in China with a variable interest rate indexed to performance of underlying assets. All investments are expected to be realized in cash during the next 12 months.

(h) Restricted cash

Restricted cash represents deposits placed with banks which are restricted as to withdrawal or usage.

(i) Accounts receivable, net

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

(j) Property and equipment, net

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

2. Principal Accounting Policies (Continued)

(k) Intangible assets, net

Intangible assets mainly consist of computer software purchased from unrelated third parties, operating rights for licensed games and an Internet domain name. Intangible assets are stated at cost less impairment and accumulated amortization, which is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are 5 years for computer software, 10 years for the Internet domain name, and the estimated life cycle for licensed games.

(l) Available-for-sale investment

In accordance with ASC topic 320 Investments-Debt and Equity Securities. the Group classifies the investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, The securities that the Group has positive intent and ability to hold to maturity are classified as held-to-maturity securities. The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investment is reported at fair value, which is estimated by management after considering an independent appraisal performed by a reputable appraisal firm, with unrealized gains and losses, if any, recorded in the accumulated other comprehensive income in shareholder’s equity. Realized gains and losses are reflected in earnings during the year in which the gains and losses are realized. An impairment loss on the available-for-sale investment would be recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary. Investments with maturities of greater than 12 months are recorded in non-current assets.

(m) Equity investments

Investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 Investments-Equity Method and Joint Ventures. The Group adjusts the carrying amount of equity method investment for its share of the earnings or losses of the investee and reports the recognized earnings or losses in the consolidated statements of comprehensive income. The Group’s share of the earnings or losses of an investee are based on the shares of common stock and in-substance common stock held by the Group. The Group evaluates the equity method investments for impairment under ASC topic 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

(n) Impairment of long-lived assets

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

2. Principal Accounting Policies (Continued)

(o) Revenue recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, service is performed and the collectability of the related fee is reasonably assured. In October 2009, the Financial Accounting Standards Board (the ‘‘FASB’’) issued Accounting Standards Update (“ASU”) 2009-13, Multiple Deliverable Revenue Arrangements, to address the accounting for multiple-deliverable arrangements. The Group has applied ASU 2009-13 to all revenue arrangements for all years presented of the financial statements.

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

Agency service fees to third-party advertising agencies

The Group provides cash incentives in the form of agency service fees to certain third-party advertising agencies based on sales performance, and accounts for such incentives as a reduction of revenue in accordance with ASC 605-50-25, Customer Payments and Incentives: Recognition. The Group has estimated and recorded RMB77.7 million, RMB135.9 million and RMB176.8 million (US$28.5 million) in agency service fees to third-party advertising agencies for the years ended December 31, 2012, 2013 and 2014, respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

2. Principal Accounting Policies (Continued)

(o) Revenue recognition (continued)

Barter transactions

The Group enters into barter transactions involving advertising services and follows ASC 605-20, Revenue Recognition: Services. Such barter transactions should be recorded at fair value only if such value of the advertising surrendered in the transaction is determinable within reasonable limits. The Group did not recognize revenue and expenses for advertising-for-advertising barter transactions since the fair value of the advertising services surrendered/received in the transaction is not determinable for the years ended December 31, 2012, 2013 and 2014. Except for advertising-for-advertising barter transactions, the Group recognized revenue from barter transactions involving exchanging advertising services for content, technical, marketing services and others amounted to RMB2.3 million, nil and RMB1.0 million (US$0.2 million) for the years ended December 31, 2012, 2013 and 2014, respectively.

(ii)                      Paid service revenues

Paid service revenues comprise of MVAS and games and others.

MVAS

MVAS revenues are derived from providing mobile phone users with mobile digital reading services, mobile game services, mobile video services, wireless value-added services (“WVAS”). WVAS include short messaging services (“SMS”), multi-media messaging services (“MMS”), music services such as ring-back tone (“RBT”) and interactive voice response (“IVR”). Revenues from mobile digital reading services, mobile game services, mobile video services, and WVAS are charged on a monthly or per-usage basis. Revenues from MVAS are recognized in the period in which the service is performed, provided that no significant obligation remains, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

The Group contracts with China Mobile Communication Corporation and its subsidiaries (“CMCC”), and to a lesser degree, with other mobile operators, for billing, collection and transmission services related to the MVAS offered to its users. The determination of whether to record these revenues using the gross or net method is based on an assessment of various factors; the primary factors are whether the Group is acting as the principal in offering services to the customer or as an agent in the transaction, and the specific requirement of each contract. CMCC is a related party of the Group, see Note 22.

For most mobile games services delivered through telecom operators and WVAS, the Group is responsible for providing desired services to the customers and has primary responsibility and broad discretion to establish price, therefore the Group is considered the primary obligor in these transactions, and revenues from these services are recorded on a gross basis. Most revenues from mobile digital reading services, music services and mobile video services are recorded on a net basis as the Group is acting as an agent of operators in these transactions.

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

(o) Revenue recognition (continued)

The Group also contracts with CMCC to provide news contents and other services to support CMCC’s own mobile newspaper products. A fixed fee is charged for the contract period, and is recognized as revenue using the straight-line method.

Games and others

Games and others include web-based games, mobile games, online digital reading, content sales, and other online and mobile paid services through the Group’s own platforms. Revenues from these services are recognized over the periods in which the services are performed, provided that no significant obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

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

The Group started to provide mobile game services in 2014. The game portfolio includes action, role-playing and casual games operated on smartphone mobile operation systems, such as iOS and Android. Mobile games are licensed from third-party developers. The basic game play functions are free of charge, and players are charged for purchases of in-game virtual items, including perpetual and consumable items. Revenues are recognized over the estimated lives of the perpetual items purchased by game players or as the consumable items are consumed. Most of mobile game revenues are recorded on a gross basis as the Group is acting as the principal in offering services to the customers in the transactions.

The Group also provides online literature and provides video programming through its online subscription and pay-per-view services to the customers. Revenues from these services which are recorded on a gross basis are recognized evenly over the subscription period, or in the period in which a pay-per-view service is provided.

The Group generates revenues from video content sales agreements for television programming produced by Phoenix TV Group and documentaries purchased from third parties. The video content sales agreements the Group enters into involve the transfer of non-exclusive broadcasting rights to other third-party websites or other Internet and mobile media companies for a definitive license period. In accordance with ASC 926-605, Entertainment-Films, Revenue Recognition, the Group recognizes revenues in respect of its video content sales arrangements when the following criteria are met: persuasive evidence of a video content sales arrangement with a customer exists, the content has been delivered or is available for immediate and unconditional delivery, the sublicense period of the arrangement has begun and the customer can begin its exhibition, the arrangement fee is fixed or determinable and collection of the arrangement fee is reasonably assured. Pursuant to the cooperation agreement signed with Phoenix TV, the Group pays Phoenix TV 50% of the revenues generated from sales of Phoenix TV’s video content, which is recorded in cost of revenues. Refer to Note 21(a) for details.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

2. Principal Accounting Policies (Continued)

(p) Cost of revenues

The Group’s cost of revenues consists primarily of (i) revenue sharing fees, including service fees retained by mobile telecommunications operators which are recognized as cost of revenues for revenues recorded on gross basis and revenue sharing fees paid to the Group’s channel and content partners, (ii) content and operational costs, including personnel-related cost associated with content production and certain advertisement sales support personnel, content procurement costs to third-party professional media companies and to Phoenix TV, administrative costs related to in-house content production, channel testing costs, rental cost, depreciation and amortization and other miscellaneous costs, (iii) bandwidth costs, and (iv) sales taxes and surcharges, sales taxes include business tax and value added tax. The sales taxes and surcharges in cost of revenues for the years ended December 31, 2012, 2013 and 2014 were RMB72.1 million, RMB92.9 million and RMB129.8 million (US$20.9 million), respectively.

In China, business tax is imposed by the government on the revenues reported by the selling entities for the provision of taxable services in China. The business tax rate varies depending on the nature of the revenues. The applicable business tax and surcharges rate for the group’s revenues generally ranges from 3.4% to 5.6%.

On November 16, 2011, Ministry of Finance and the State Administration of Taxation announced the Business Tax to Value Added Tax Transformation Pilot Program, or the VAT Pilot Program. Productive service industries, such as the transportation industry and certain modern services industries, were the first in the pilot regions to implement the VAT Pilot Program. The implementation of the VAT Pilot Program began on January 1, 2012 in Shanghai and on September 1, 2012 in Beijing, and was then expanded to seven other provinces and municipalities by the end of 2012. Commencing on August 1, 2013, the implementation of VAT Pilot Program has expanded to all regions in the PRC. As a result of the VAT Pilot Program, the advertising revenues and other modern services revenues, such as games and others services revenues earned by the Group’s entities and technical service fees paid by VIEs to Fenghuang On-line pursuant to the Contractual Agreement are subject to value-added tax and surcharges at a rate of approximately 6.7%. On April 29, 2014, a notification (the “Cai Shui [2014] No. 43”) was jointly issued by the Ministry of Finance and State Administration of Taxation of the People’s Republic of China, and as approved by the State Council of the People’s Republic of China, the telecommunications industry would be included in the scope of the VAT Pilot Program for the transformation from the business tax to value-added tax from June 1, 2014. As a result, the Group’s MVAS revenues are subject to value-added tax and surcharges at a rate of approximately 6.7% from June 1, 2014.

The Group is also subject to a cultural development fee on the provision of advertising services in China. The applicable tax rate is 3% of the advertising services revenues.

(q) Sales and marketing expenses

Sales and marketing expenses comprise primarily of: (i) personnel-related expenses including sales commissions related to the sales and marketing personnel; (ii) advertising and promotion expenses; and (iii) rental expense, depreciation and amortization expenses. The Group expenses advertising costs as incurred. Total advertising expenses were RMB31.1 million, RMB54.2 million and RMB64.4 million (US$10.4 million) for the years ended December 31, 2012, 2013 and 2014, respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

2. Principal Accounting Policies (Continued)

(r) Technology and product development expenses

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

(s) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of comprehensive income on a straight-line basis over the lease term. The Group normalizes rental expense on operating leases that involve rent concessions.

(t) Share-based compensation

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

Forfeiture rate are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. The Group uses historical data to estimate pre-vesting option and restricted share units forfeitures and record share-based compensation only for those awards that are expected to vest. Refer to Note 15 for further information regarding share-based compensation assumptions and expenses.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

2. Principal Accounting Policies (Continued)

(u) Income taxes

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

Uncertain tax positions

The Group adopted the provisions of ASC 740-10, Income Taxes: Overall, on January 1, 2007, which clarified the accounting for uncertainty in income taxes by prescribing the recognition and measurement thresholds a tax position is required to meet before being recognized in the financial statements. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. Refer to Note 13 for details of the Group’s tax positions.

(v) Employee social security and welfare benefits

Full-time employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. Employee social benefits included as expenses in the accompanying consolidated statements of comprehensive income were RMB47.2 million, RMB57.4 million and RMB73.7 million (US$11.9million) for the years ended December 31, 2012, 2013 and 2014, respectively.

(w) Statutory reserves

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

(w) Statutory reserves (continued)

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

General reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in the registered capital of the respective company. The Group has made appropriations of RMB7.3 million, RMB18.3 million and RMB15.6 million (US$2.5 million) to these funds for the years ended December 31, 2012, 2013 and 2014, respectively.

(x) Related parties

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

(y) Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2012, 2013 and 2014, respectively. The Group does not have any present plan to pay dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and future earnings to operate and expand its business.

(z) Net income per share

The Company computes net income per Class A and Class B ordinary share in accordance with ASC 260-10, Earnings Per Share: Overall, using the two class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses.

The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting. As a result, and in accordance with ASC 260-10, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B ordinary shares. As the liquidation and dividend rights are identical, the net incomes are allocated on a proportionate basis.

Basic net income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares and contingently issuable shares outstanding during the period except that it does not include unvested restricted shares and repurchased ordinary shares subject to cancellation.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

2. Principal Accounting Policies (Continued)

(z) Net income per share (continued)

Diluted net income per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the effect of dilutive potential ordinary shares, if any, by the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares during the period. Potential ordinary shares are excluded in the denominator of the diluted net income per share calculation if their effects would be anti-dilutive.

(aa) Treasury stock

The Company accounted for those shares repurchased as treasury stock at cost in accordance with ASC 505-30, Treasury Stock, and is shown separately in the shareholders’ equity as the Company has not yet decided on the ultimate disposition of those shares acquired. When the Company decides to cancel the treasury stock, the difference between the original issuance price and the repurchase price is debited into additional paid-in capital. Refer to Note 20 for details.

(ab) Comprehensive income

Comprehensive income is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income is reported in the consolidated statements of comprehensive income. Accumulated other comprehensive loss, as presented on the Group’s consolidated balance sheets, includes the foreign currency translation adjustment and fair value remeasurement for available-for-sale investment.

(ac) Segment reporting

Our Group’s segments are business units that offer different services and are reviewed separately by the chief operating decision maker (the “CODM”) in deciding how to allocate resources and in assessing performance. The Group’s CODM has been identified as the Chief Executive Officer. As our long-lived assets and revenues are substantially located in and derived from the PRC, no geographical segments are presented.

The Company’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run the Company’s business operations, which include, but are not limited to, customer base, homogeneity of products and technology. The Company’s operating segments are based on its organizational structure and information reviewed by the Company’s CODM to evaluate the operating segment results.

(ad) Recently issued accounting pronouncements

The FASB issued Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which changes the threshold for reporting discontinued operations and adds new disclosures. The new guidance defines a discontinued operation as a disposal that “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.” The standard is required to be adopted by public business entities in annual periods beginning on or after December 15, 2014, and interim periods within those annual periods. Entities may “early adopt” the guidance for new disposals. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

2. Principal Accounting Policies (Continued)

(ad) Recently issued accounting pronouncements (continued)

On May 28, 2014, the FASB and IASB issued their long-awaited converged standard on the recognition of revenue from contracts with customers. The standard is intended to improve the financial reporting of revenue and improve comparability of the top line in financial statements globally. The FASB is amending the FASB Accounting Standards Codification and creating a new Topic 606, Revenue from Contracts with Customers, to supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, the amendments supersede some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. For a public entity, the amendments are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In June 2014, under ASC 718, Compensation—Stock Compensation, the FASB issued Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. These amendments apply to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. That is the case when an employee is eligible to retire or otherwise terminate employment before the end of the period in which a performance target could be achieved and still be eligible to vest in the award if and when the performance target is achieved. For all entities, the amendments are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In August 2014, the FASB issued Presentation of Financial Statements — Going Concern. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

(ae) Correction to previously issued financial statements

In 2014, the classification of certain highly liquid principal-guaranteed investment products (“Products”) reported as cash and cash equivalents in 2013 were re-assessed and it was determined that these Products should have been classified as term deposits and short term investments to properly reflect the nature of these assets. These Products were issued by reputable commercial banks in China. The maturity periods of these Products were within three months and the principal amounts were guaranteed by the issuing banks. All of these Products were converted into known amounts of cash upon their maturity subsequent to the quarter end. The Company concluded the impact of the resulting correction (“Classification Adjustments”), is not material to the previously issued financial statements taken as a whole based on assessment under the relevant guidance.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

2. Principal Accounting Policies (Continued)

(ae) Correction to previously issued financial statements (continued)

The Classification Adjustments had no impact on the Company’s consolidated statements of comprehensive income or the line items of the Company’s consolidated balance sheets other than cash and cash equivalents and term deposits and short term investments. In the consolidated statement of cash flows, the Company’s cash flows from investing activities, net changes in cash and cash equivalents and ending balances of cash and cash equivalents were amended, but no other line items in the consolidated statement of cash flows were impacted.

The impact of the Classification Adjustments on the line items within the Company’s consolidated balance sheets as of December 31, 2013 is as follows:

	As of December 31, 2013
	As reported	Adjustments	As revised
	RMB	RMB	RMB
Cash and cash equivalents	1,308,138	(463,000)	845,138
Term deposits and short term investments	93,672	463,000	556,672

The impact of the Classification Adjustments on the line items within the Company’s consolidated statements of cash flows is as follows:

	For the year ended December 31, 2013
	As reported	Adjustments	As revised
	RMB	RMB	RMB
Placement of term deposits and short term investments	(186,407)	(2,510,000)	(2,696,407)
Maturity of term deposits and short term investments	327,309	2,047,000	2,374,309
Net cash provided by/(used in) investing activities	111,664	(463,000)	(351,336)
Net increase/(decrease) in cash and cash equivalents	391,969	(463,000)	(71,031)

3. Certain Risks and Concentration

(a) Major customers

A significant portion of Group’s MVAS is generated through and from CMCC, which is also a related party as a result of being a shareholder of Phoenix TV. CMCC is a major mobile network operator in China. It provides billing, collection and transmission services related to the paid services offered by most of the wireless service and content providers in China. The revenues generated through and from CMCC for the years ended December 31, 2012, 2013 and 2014 were RMB434.8 million, RMB429.6 million and RMB320.4 million (US$51.6 million), respectively, which accounted for 39.1%, 30.2% and 19.6% of the respective years’ total revenues.

The accounts receivable from CMCC as of December 31, 2013 and 2014 were RMB73.1 million and RMB74.3 million (US$12.0 million), respectively, which is included on the consolidated balance sheets as ‘‘Amounts due from related parties’’. Except for CMCC, there is no other customer with revenues or receivables over 10% of total revenues or total accounts receivable, respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

3. Certain Risks and Concentration (Continued)

(b) Credit risk

The Group’s credit risk arises from cash and cash equivalents, term deposits, short term investments, restricted cash, as well as credit exposures to receivables due from its customers, related parties and other parties.

The Group expects that there is no significant credit risk associated with cash and cash equivalents, term deposits, short term investments and restricted cash which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, VIEs and the subsidiaries of one of the VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

3. Certain Risks and Concentration (Continued)

(e) Investments risk

The Group has made and may undertake in the future investments in subsidiaries, affiliates and other business alliance partners in various Internet-related businesses. It is uncertain whether we will receive the expected benefits from these investments, due to any adverse regulatory changes, worsening of economic conditions, increased competition or other factors that may negatively affect the related business activities. Some of the businesses we have invested in, such as online lottery ticket distribution, is subject to intensive regulation and relevant PRC government authorities have recently announced their intention to strengthen the regulation and supervision of such business. There are speculations that PRC government authorities may temporarily suspend or even permanently stop certain online lottery distribution business. Any such adverse regulatory change may have a material adverse impact on the business and financial performance of our subsidiaries, affiliates and other business alliance partners. Furthermore, unanticipated costs and liabilities may be incurred in connection with those business strategies, including liabilities from the claims related to the businesses prior to our business alliances, and cost from actions by regulatory authorities.

4. Accounts Receivable, Net

The following table sets out the balance of accounts receivable as of December 31, 2013 and 2014:

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
Accounts receivable, gross	373,963	517,336	83,380
Allowance for doubtful accounts	(20,584)	(23,767)	(3,831)
Accounts receivable, net	353,379	493,569	79,549

The following table presents the movement of the allowance for doubtful accounts:

	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Balance as of January 1,	8,404	22,198	20,584	3,318
Additional provision charged to bad debt expenses	25,902	2,590	9,229	1,487
Write-off of bad debt provision	(12,108)	(4,204)	(1,526)	(246)
Disposition of certain investment in a subsidiary	—	—	(4,520)	(728)
Balance as of December 31,	22,198	20,584	23,767	3,831

5. Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets:

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
Prepaid rental and deposits	3,280	1,557	251
Prepayments to suppliers and other business related expenses	19,299	33,788	5,446
Receivables related to exercise of employee options	3,981	4,759	767
Others	1,351	2,599	419
Total	27,911	42,703	6,883

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

5. Prepayments and Other Current Assets (Continued)

Prepayments to suppliers and other business related expenses mainly consist of business related staff advances, and the Group’s prepaid content licenses fee to third-party content suppliers for the rights to access and present on the Group’s website the contents produced by these suppliers during a certain period. These content licenses generally have a licensing period of one to three years, and are amortized over the license period on a straight-line basis. The portion of the prepaid content license cost that relates to a license period more than 12 months from the balance sheet date is classified as other non-current assets.

6. Property and Equipment, Net

The following is a summary of property and equipment, net:

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
Computer, equipment and furniture	110,209	130,327	21,006
Motor vehicles	5,732	6,319	1,018
Leasehold improvements	35,555	35,983	5,799
Total	151,496	172,629	27,823
Less: accumulated depreciation	(56,370)	(82,935)	(13,367)
Net book value	95,126	89,694	14,456

Depreciation expenses for the years ended December 31, 2012, 2013 and 2014 were RMB19.2 million, RMB28.7 million and RMB31.6 million (US$5.1 million), respectively.

7. Intangible Assets, Net

The following table summarizes the Group’s intangible assets, net:

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
Software	13,305	14,541	2,344
Operating rights for licensed games	—	10,499	1,692
Domain name	54	54	9
Total	13,359	25,094	4,045
Less: accumulated amortization	(5,440)	(10,181)	(1,641)
Net book value	7,919	14,913	2,404

Amortization expenses for the years ended December 31, 2012, 2013 and 2014 were RMB1.9 million, RMB2.8 million and RMB4.7 million (US$0.8 million), respectively. Based on the current amount of intangible assets subject to amortization, the estimated amortization expenses for each of the following five years are as follows: 2015: RMB6.7 million, 2016: RMB6.3 million, 2017: RMB1.3 million, 2018: RMB0.5 million and 2019: RMB0.1 million.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

8. Available-for-sale Investment

On October 22, 2014, the Company acquired series B convertible redeemable preferred shares of Particle Inc. (“Particle”), representing 9.34% of the equity interests, on an as-if converted basis with a total cash consideration of US$6.0 million (RMB36.8 million). Particle owns Yidian Zixun, a personalized news and life-style information application in China, which allows users to define and explore desired content over mobile device. As the Company does not expect to sell or redeem it within one year, it is classified as long-term available-for-sale investment and reported at fair value. As of December 31, 2014, total unrealized gains of RMB40.3 million (US$6.5 million) on available-for-sale investment were recorded in accumulated other comprehensive income.

9. Equity Investments

In March 2014, IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P. (“IDG-Accel Funds”) acquired US$3.0 million convertible preferred shares of Phoenix FM Limited (“FM”), previously a subsidiary of the Company, to accelerate development of the ifeng application business. Despite holding 100% of FM’s ordinary shares, the Company accounts for its investment in FM as an equity investment since the Company does not control FM due to substantive participating rights that have been provided to the IDG-Accel Funds. On the date the Company lost control of FM, the Company recognized a gain of RMB18.0 million (US$2.9 million) in the consolidated statements of comprehensive income primarily arising from the difference between the fair value of its 100% equity interest of ordinary shares and the carrying amount of net assets in FM. The fair value of the ordinary shares was estimated by management after considering an independent appraisal performed by a reputable appraisal firm.

In April 2014, the Group established a wholly owned subsidiary, Shenzhenshi Fenghuang Jingcai Network Technology Co., Ltd (“Fenghuang Jingcai”), for the development of online lottery ticket distribution business. Shikong Chuangyi (Beijing) Technology Culture Development Co. Ltd and an individual investor agreed to inject capital of RMB8.2 million to acquire Fenghuang Jingcai’s 54.94% equity interest. As the Group lost control of Fenghuang Jingcai after the capital injections, RMB5.5 million (US$0.9 million) gain on disposition of subsidiaries and acquisition of equity investments was recognized in the consolidated statements of comprehensive income primarily arising from the difference between the fair value of its retained 45.06% equity interest and the carrying amount of Fenghuang Jingcai’s net assets. The fair value of the retained investment was estimated by management after considering an independent appraisal performed by a reputable appraisal firm. As of December 31, 2014, the Group’s owns 45.06% of equity interest of Fenghuang Jingcai, represented by RMB4.51 million (US$0.7 million) paid-in capital.

In December 2014, the Company acquired ordinary shares of Particle, representing 9.08% equity interest of Particle, on an as-if converted basis with a cash consideration of US$5.0 million (RMB31.2 million) and a number of the Company’s Class A ordinary shares with fair value of US$2.8 million (RMB17.3 million). Such investment is accounted for under the equity method. Including the series B convertible redeemable preferred shares of Particle recorded in available-for-sale investment (Note 8), the Company owns approximately 18.42% of equity interest of Particle on an as-if converted basis as of December 31, 2014. The excess of purchase price over the proportionate share of the net assets was attributed to intangible assets, goodwill and deferred tax liabilities, in which US$0.6 million (RMB3.5 million) was allocated to amortizable intangible assets, US$6.4 million (RMB39.5million) was allocated to goodwill and US$0.1 million (RMB0.9 million) was allocated to deferred tax liabilities.

After the deconsolidation of Beijing Fenghuang Tianbo Network Technology Co., Ltd. (“Tianbo”) in December 2014 (Note 17), the Group holds 50% of the equity interest of Tianbo which was in the amount of RMB14.3 million (US$2.3 million) as of December 31, 2014.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

10. Other Non-Current Assets

The following is a summary of other non-current assets:

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
Rental deposits	7,460	8,591	1,384
Non-current portion of prepayments to suppliers and other business related expenses	5,218	4,751	766
Total	12,678	13,342	2,150

11. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities are comprised of:

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
Deposits from advertising agencies	14,844	25,203	4,062
Accrued professional fees	4,593	3,929	633
General operating expenses payables	40,117	52,988	8,540
Others	2,599	4,187	675
Total	62,153	86,307	13,910

12. Cost of Revenues

The cost of revenues is as follows:

	For the Years Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Revenue sharing fees	263,518	249,797	192,076	30,957
Content and operational costs	227,934	277,038	376,555	60,689
Bandwidth costs	67,721	76,583	83,233	13,415
Sales taxes and surcharges	72,126	92,937	129,768	20,915
Total	631,299	696,355	781,632	125,976

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

13. Income Taxes

Income Tax Expense and Effective Tax Rate

The provisions for income tax expense are summarized as follows:

	For the Years Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Current tax expense	22,550	42,863	51,603	8,317
Deferred tax benefit	(5,573)	(5,275)	(3,226)	(520)
Income tax expense	16,977	37,588	48,377	7,797

The components of income before tax and income tax expense for PRC and non-PRC operations are as follows:

	For the Years Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Income arising from PRC operations	103,168	292,333	358,667	57,806
Profit/(loss) arising from non-PRC operations	21,168	23,278	(48,171)	(7,764)
Income before tax	124,336	315,611	310,496	50,042
Income tax expense relating to PRC operations	16,961	37,573	48,281	7,782
Income tax expense relating to non-PRC operations	16	15	96	15
Income tax expense	16,977	37,588	48,377	7,797
Effective tax rate for PRC operations	16.4%	12.9%	13.5%	13.5%

Cayman Islands (“Cayman”)

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands (“BVI”)

The Group is exempted from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

Hong Kong

An entity incorporated in Hong Kong is subject to the tax rate 16.5% on the estimated assessable profit arising in Hong Kong in 2014.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

13. Income Taxes (Continued)

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

Under the previous income tax laws and rules prior to January 1, 2008, Fenghuang On-line qualified as a New Technology Enterprise, could enjoy a favorable tax rate of 15% and was exempted from income tax for three years beginning with its first year of operations, and was entitled to a 50% tax reduction to 7.5% for the subsequent three years and then had an income tax rate of 15% thereafter. Fenghuang On-line continued to meet the criteria for New Technology Enterprise from 2008 to 2010, and it has also been qualified as HNTE under the EIT Law in 2008, and it can continue to enjoy its unexpired tax holidays. In 2011 and 2014, Fenghuang On-line resubmitted applications for qualification as an HNTE, which were approved in October 2011and November 2014, respectively. Therefore, Fenghuang On-line was entitled to tax exemption from 2006 to 2008, a 50% reduction of its applicable EIT rate to 7.5% from 2009 to 2011 and was subject to a 15% income tax rate for the years 2012 to 2016.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

13. Income Taxes (Continued)

In 2008, Tianying Jiuzhou qualified as HNTE under the EIT Law. Therefore, Tianying Jiuzhou was entitled to the preferential tax rate of 15% from 2008 to 2010. In 2011 and 2014, Tianying Jiuzhou resubmitted applications for qualification and was approved as an HNTE. Therefore, Tianying Jiuzhou was subject to a 15% income tax rate from 2011 to 2016.

Yifeng Lianhe qualified as an HNTE under the EIT Law in 2011, and therefore was subject to 15% income tax rate from 2011 to 2012. In 2013, Yifeng Lianhe was no longer qualified as an HNTE pursuant to the joint annual inspection by the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation, and was subject to a 25% EIT rate for the years of 2013 and 2014.

Tianying Chuangzhi, Fenghuang Mingdao, Tianying Chuangzhan, Fenghuang Feiyang , Jirong Wenhua and Fenghuang Borui were subject to a 25% EIT rate for all the years presented.

In 2012, Fenghuang Yutian qualified as a Software Enterprise. As 2013 was the first year Fenghuang Yutian generated taxable profit, it is exempted from EIT for years 2013 and 2014, and will be subject to a 50% tax reduction in its EIT rate for the subsequent three years.

The EIT Law also provides that an enterprise established under the Laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” However, due to limited guidance and implementation history of the EIT Law, if PNM is treated as a resident enterprise for PRC tax purposes, the Company would be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.

Withholding Tax on Undistributed Dividends

EIT Law imposes a withholding tax for any dividends to be distributed by FIE to its immediate holding company outside of China, if such immediate holding company is considered a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. All FIEs are subject to the withholding tax from January 1, 2008.

The current dividend policy approved by the Company’s Board of Directors allows the Company to distribute PRC earnings offshore only if the Company does not have to pay dividend tax. Accordingly, the Company does not intend to have its PRC subsidiaries distribute any undistributed profits of such subsidiaries to their direct overseas parent companies, but rather intends that such profits will be permanently reinvested in such subsidiaries to further expand their business in the PRC. As of December 31, 2014, the Company did not record any withholding tax on the retained earnings of its FIEs in the PRC. Aggregate undistributed earnings of the Group’s entities located in the PRC that are available for distribution to the Company as of December 31, 2013 and 2014 are approximately RMB542.3 million and RMB838.1 million (US$135.1 million), respectively. The amount of the unrecognized deferred tax liability on the permanently reinvested earnings was RMB54.2 million and RMB83.8 million (US$13.5 million) as of December 31, 2013 and 2014, respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

13. Income Taxes (Continued)

Reconciliation of the Differences between Statutory Tax Rate and the Effective Tax Rate

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for PRC operations for the years ended December 31, 2012, 2013 and 2014 is as follows:

	For the Years Ended December 31,
	2012	2013	2014
	%	%	%
Statutory income tax rate	25.0	25.0	25.0
Permanent differences	(5.8)	(1.5)	(1.7)
Change in valuation allowance	1.0	1.1	0.4
Effect of preferential tax benefits	(6.1)	(13.2)	(11.5)
Uncertain tax positions	2.4	1.4	1.3
Others	(0.1)	0.1	—
Effective income tax rate	16.4	12.9	13.5

The combined effects of the income tax expense exemption and reduction available to the Group are as follows:

	For the Years Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Preferential tax rate effect	6,281	38,534	41,157	6,633
Basic net income per share effect	0.01	0.06	0.07	0.01

Deferred Tax Assets and Liabilities

The tax effects of temporary differences that give rise to the deferred tax assets and liabilities balances at December 31, 2013 and 2014 are as follows:

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
Deferred tax assets - current:
Provision of allowance for doubtful accounts	4,361	5,038	812
Accrued payroll and expense	18,418	19,527	3,147
Total current deferred tax assets	22,779	24,565	3,959
Deferred tax assets - non-current:
Net operating loss carryforward	5,569	7,101	1,145
Less: valuation allowance	(5,569)	(7,101)	(1,145)
Total non-current deferred tax assets, net	—	—	—

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
Deferred tax liabilities - non-current:
Equity investments acquired in disposition of subsidiaries	—	1,312	211

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

13. Income Taxes (Continued)

As of December 31, 2014, the Group had net operating loss carryforward of approximately RMB24.4 million (US$3.9 million), which can be carried forward to offset future taxable income. Net operating loss carryforward of RMB1.0 million, RMB5.9 million, RMB4.9 million and RMB12.6 million will expire in 2016, 2017, 2018 and 2019, respectively, if not utilized.

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

The following table sets forth the movement of the valuation allowance for deferred tax assets:

	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Balance as of January 1,	750	1,743	5,569	898
Current year addition	993	3,826	1,532	247
Balance as of December 31,	1,743	5,569	7,101	1,145

Uncertain Tax Positions

A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax benefits is as follows:

	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Balance as of January 1,	5,504	7,996	12,231	1,971
Increase related to current year tax positions	2,492	4,235	4,636	747
Balance as of December 31,	7,996	12,231	16,867	2,718

The Group did not accrue any potential penalties and interest related to these unrecognized tax benefits for all years presented on the basis that the likelihood of penalties and interest being charged is not considered to be high.

The amounts of unrecognized tax benefits listed above are based on the recognition and measurement criteria of ASC 740. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Group will record additional tax expense or tax benefit in the period in which such resolution occurs. The Group does not expect changes in unrecognized tax benefits recognized as of December 31, 2014 to be material in the next twelve months. In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2010 to 2014 remain subject to examination by tax authorities. There are no ongoing examinations by tax authorities as of December 31, 2014.

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

The Company completed the initial public offering (“IPO”) on May 17, 2011 and the underwriters subsequently exercised their over-allotment option on June 8, 2011. A total of 13,415,125 ADSs were issued and sold in these transactions, each ADS represents eight Class A ordinary shares. Immediately following the closing of the IPO, the Memorandum and Articles of Association were amended and restated such that the authorized share capital consisted of 1,000,000,000 ordinary shares at a par value of US$0.01 per share, of which 680,000,000 shares were designated as Class A ordinary shares, 320,000,000 as Class B ordinary shares. The impact of dividing of Class A and Class B ordinary shares has been retroactively reflected in the Company’s capital structure in the financial statements. Upon the completion of the Company’s IPO, all 130,000,000 Series A Preferred Shares were automatically converted to Class A ordinary shares, and the preferred share shareholders sold 1,267,500 ADSs. In addition, Phoenix TV, through the Parent converted 2,674,640 Class B ordinary shares into Class A ordinary shares, and distributed the Class A ordinary shares to its shareholders in an assured entitlement distribution.

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

As of December 31, 2014, there were 260,204,642 and 317,325,360 Class A and Class B ordinary shares issued and outstanding, respectively. The Class A ordinary shares issued and outstanding decreased for the years ended December 31, 2013 and 2014 mainly due to the share repurchase program. Refer to Note 20 for details.

15. Share-based Compensation

Share-based compensation was recognized in costs and expenses for the years ended December 31, 2012, 2013 and 2014 as follows:

	For the Years Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Cost of revenues	958	7,293	16,295	2,626
Sales and marketing expenses	1,423	3,922	10,200	1,644
General and administrative expenses	4,085	3,662	20,927	3,373
Technology and product development expenses	293	1,846	5,759	928
Total	6,759	16,723	53,181	8,571

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

15. Share-based Compensation (Continued)

The Company recognized share-based compensation, net of estimated forfeitures, on a graded-vesting basis over the vesting term of the awards. There was no income tax benefit recognized in the consolidated statements of comprehensive income for share-based compensation and the Company did not capitalize any of the share-based compensation as part of the cost of any asset in the years ended December 31, 2012, 2013 and 2014.

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

A summary of the Company’s share option activities for the years ended December 31, 2012, 2013 and 2014 is presented below:

			Weighted Average
	Number of	Weighted Average	Remaining	Aggregate
	Options	Exercise Price	Contractual Life	Intrinsic Value
		US$	Years	US$ in Million
Outstanding as of January 1, 2012	19,341,696	0.03	6.4	13.0
Granted	—	—
Forfeited and expired	(456,870)	0.03
Exercised	(4,887,757)	0.03		3.1
Outstanding as of December 31, 2012	13,997,069	0.03	5.4	5.9
Granted	30,732,900	0.58
Forfeited and expired	(1,408,938)	0.44
Exercised	(3,550,910)	0.03		3.6
Outstanding as of December 31, 2013	39,770,121	0.44	8.1	30.2
Granted	21,052,758	1.30
Forfeited and expired	(4,013,850)	0.91
Exercised	(6,542,022)	0.23		7.1
Outstanding as of December 31, 2014	50,267,007	0.79	8.2	17.6
Exercisable as of December 31, 2014	13,382,374	0.30	5.8	10.0
Vested and expected to vest as of December 31, 2014	43,222,033	0.76	8.0	16.2

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

15. Share-based Compensation (Continued)

The aggregate intrinsic value of options outstanding, exercisable and vested and expected to vest as of December 31, 2014 was calculated as the difference between the Company’s closing stock price of US$8.31 per ADS, or US$1.04 per share as of that date, and the exercise price of the underlying options. The aggregate intrinsic value of options exercised was calculated as the difference between the market value on the date of exercise and the exercise price of the underlying options.

As disclosed in Note 2(t), the Company’s share-based compensation is measured at the value of the award as calculated under the Black-Scholes option pricing model. The Company estimated the expected volatility at the date of grant based on average annualized standard deviation of the share price of comparable listed companies. The Company has no history or expectation of paying dividends on its ordinary shares. The Company estimated the expected term based on the vesting schedule and the exercise period of the options. Risk-free interest rates are based on the derived market yield of the US$ denominated Chinese government bonds for the term approximating the expected life of award at the time of grant. No options were granted during the year ended December 31, 2012. The assumptions used in determining the fair value of options granted during the year ended December 31, 2013 and 2014 are as follows:

	For the Years Ended December 31,
	2012	2013	2014
Expected volatility rate	—	57.6%-58.42%	56.1%-57.5%
Expected dividend yield	—	—	—
Expected term (years)	—	6.16	5.81-6.16
Risk-free interest rate (per annum)	—	1.54%-1.88%	1.43%-1.88%

The weighted-average grant date fair value of options granted for the years ended December 31, 2013 and 2014 was US$0.50, and US$0.67, respectively.

During 2009, 2010 and 2011, some employees voluntarily left the Company and exercised their vested share options in exchange for future entitlement of the Company’s shares issuable after completion of the Company’s IPO and upon the request of the former employees. The proceeds from the exercise of these options could not be refunded to the former employees in any event, even if the Company did not complete an IPO. Accordingly, these share options are considered to be exercised and the proceeds have been included in the additional paid-in capital of the Company. The proceeds received from exercise of these options amounted to RMB1.5 million (US$0.2 million) as of December 31, 2014. The Company completed its IPO on May 17, 2011 and 4,913,390 shares have been issued to the former employees after that. There were 2,263,518 and 1,799,001 contingently issuable shares to be issued upon the former employees’ request as of December 31, 2013 and 2014, respectively.

For the years ended December 31, 2012, 2013 and 2014, the Company has recognized share-based compensation for options of negative RMB0.1 million, RMB16.8 million and RMB53.0 million (US$8.5 million), respectively.

As of December 31, 2014, there was RMB75.2 million (US$12.1 million) of unrecognized share-based compensation for options, adjusted for estimated forfeitures. The unrecognized share-based compensation is expected to be recognized over a weighted-average period of 2.9 years.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

15. Share-based Compensation (Continued)

Restricted Share Units

In March 2011, the Company adopted the 2011 restricted share and restricted share unit scheme. On March 17, 2011, the Company granted 10,050,958 restricted share units to the employees. Those restricted share units vest over a period of four years.

A summary of restricted share units activity for the years ended December 31, 2012, 2013 and 2014 is presented below:

		Weighted-Average
Restricted Share Units	Number of Units	Grant-Date Fair Value
		US$
Unvested as of January 1, 2012	4,256,608	1.07
Granted	—	—
Vested	(1,966,987)	1.07
Forfeited	(602,443)	1.07
Unvested as of December 31, 2012	1,687,178	1.07
Granted	—	—
Vested	(1,156,282)	1.07
Forfeited	(105,317)	1.07
Unvested as of December 31, 2013	425,579	1.07
Granted	—	—
Vested	(386,763)	1.07
Forfeited	(6,316)	1.07
Unvested as of December 31, 2014	32,500	1.07

For the years ended December 31, 2012, 2013 and 2014, total share-based compensation recognized for restricted share units were RMB3.1 million, RMB1.3 million and RMB0.3 million (US$0.05 million), respectively.

As of December 31, 2014, there was RMB1.2 (US$0.2) of unrecognized share-based compensation related to unvested restricted share units, adjusted for estimated forfeitures. The unrecognized share-based compensation is expected to be recognized over a weighted average period of 0.2 year. The total fair value based on the respective vesting dates of the restricted share units vested was US$2.1 million, US$1.2 million and US$0.4 million during the years ended December 31, 2012, 2013 and 2014, respectively.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

15. Share-based Compensation (Continued)

Restricted Shares (continued)

A summary of restricted share activity for the years ended December 31, 2012, 2013 and 2014 is presented below:

		Weighted-Average
Restricted Shares	Number of Shares	Grant-Date Fair Value
		US$
Unvested as of January 1, 2012	9,711,830	1.07
Granted	—	—
Vested	(4,702,050)	1.07
Forfeited	(250,000)	1.07
Unvested as of December 31, 2012	4,759,780	1.07
Granted	—	—
Vested	(2,864,780)	1.07
Forfeited	(1,050,000)	1.07
Unvested as of December 31, 2013	845,000	1.07
Granted	—	—
Vested	(676,250)	1.07
Forfeited	(168,750)	1.07
Unvested as of December 31, 2014	—	—

For the years ended December 31, 2012, 2013 and 2014, total share-based compensation recognized for restricted shares were RMB3.7 million, negative RMB1.3 million and negative RMB0.1 million (US$0.02 million), respectively.

As of December 31, 2014, there was no unrecognized share-based compensation related to unvested restricted shares. The total fair value based on the respective vesting dates of the restricted shares vested was US$5.1 million, US$3.1 million and US$0.7 million during the years ended December 31, 2012, 2013 and 2014, respectively.

The fair value of the restricted shares and restricted share units on March 17, 2011 was US$1.07 and the fair value of the underlying ordinary shares was US$1.14.

16. Segments

Before the fourth quarter of 2014, the Group did not distinguish between segments for the purpose of internal reporting. Starting in the fourth quarter of 2014, the Company’s CODM began to review the operating performance of advertising and paid service businesses separately. Information provided to the CODM is at the gross margin level. The Company has concluded it has two operating and reporting segments and is presenting its segment information on that basis and is likewise presenting its segment information for prior periods on that basis.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

16. Segments (Continued)

The following tables present summary information by segments:

	For the Years Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Revenues
Net advertising services	610,160	863,737	1,190,158	191,819
Paid services	500,844	560,738	447,702	72,156
Total revenues	1,111,004	1,424,475	1,637,860	263,975
Cost of revenues
Net advertising services	(313,141)	(379,868)	(522,553)	(84,220)
Paid services	(318,158)	(316,487)	(259,079)	(41,756)
Total cost of revenues	(631,299)	(696,355)	(781,632)	(125,976)
Gross profit
Net advertising services	297,019	483,869	667,605	107,599
Paid services	182,686	244,251	188,623	30,400
Total gross profit	479,705	728,120	856,228	137,999

17. Deconsolidation

Tianbo previously was a 51% equity-owned consolidated subsidiary of the Group with the board resolution requiring more than 50% board members to approve. In December 2014, the Group sold 1% equity interest of Tianbo to the minority shareholder of Tianbo. After the disposition, although the Group still has the majority of board seats, all the resolutions should be unanimously approved by all of the board members. Therefore, the Group lost control of Tianbo because of such substantive participating rights that have been provided to minority shareholders. As the Group has significant influence over financial and operating decision-making after deconsolidation, the Group accounts for the retained 50% equity interests by using the equity method of accounting. The retained investment was remeasured at fair value of RMB13.1 million (US$2.1 million) on the date the Group lost control of Tianbo. The gain on deconsolidation of RMB6.2 million (US$1.0 million) was calculated as the difference between: a) the aggregate of (1) the cash consideration of RMB0.2 million, (2) the fair value of the retained 50% equity interests of RMB13.1 million, (3) the carrying amount of noncontrolling interest in the former subsidiary of RMB2.9 million, and b) the carrying amount of Tianbo’s net assets of RMB10.0 million. The fair value of the retained investment was estimated by management after considering an independent appraisal performed by a reputable appraisal firm.

18. Fair Value Measurements

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

18. Fair Value Measurements (Continued)

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

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy:

		Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on Balance Sheets	Quote Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
As of December 31, 2013
Cash equivalents	648,473	648,473	—	—
Term deposits and short term investments	556,672	—	556,672	—
Restricted cash	10,000	10,000	—	—
As of December 31, 2014
Term deposits and short term investments	40,000	—	40,000	—
Available-for-sale investment	77,093	—	—	77,093

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

Restricted cash The Group’s restricted cash represents deposits placed with banks which are restricted as to withdrawal or usage. The cash balance is in a verification account which considered to be restricted because it cannot be used for operations before the completion of one subsidiary of one of the VIEs registration process. The fair values of restricted cash are determined based on the pervasive interest rate in the market. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 1 of fair value measurement.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

18. Fair Value Measurements (Continued)

Term deposits The fair values of term deposits placed with banks with original maturities of more than three months and up to one year are determined based on the interest rates as stated in the contracts with the banks. The Group classifies the valuation techniques that use the interest rates input as Level 2 of fair value measurement.

Short term investments Short term investments represent interest-bearing deposit placed with financial institutions which are restricted as to withdrawal and use. The investments are issued by commercial bank in China with a variable interest rate indexed to performance of underlying assets. To estimate fair value, the Group refers to the quoted rate of return provided by banks at the end of each period using the discounted cash flow method. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

Available-for-sale investment Available-for-sale investment represents an acquisition of redeemable preferred shares in equity investment. In accordance with ASC 820, the Company measures available-for-sale investments at fair value on a recurring basis. The fair values of the Company’s available-for-sale are determined based on the discounted cash flow model using the discount curve of market interest rates. The Group classifies the valuation techniques that use these inputs as Level 3 of fair value measurements.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

19. Net Income per Share

The following table sets forth the computation of basic and diluted net income per share for the years indicated:

	For the Years Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Net income per Class A and Class B ordinary share - basic:
Numerator:
Net income attributable to Phoenix New Media Limited	107,359	279,554	263,091	42,402
Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding	619,849,313	602,991,298	595,521,893	595,521,893
Weighted average number of contingently issuable shares	4,160,957	2,997,099	2,094,730	2,094,730
Denominator used in computing net income per share — basic	624,010,270	605,988,397	597,616,623	597,616,623
Net income per Class A and Class B ordinary share — basic	0.17	0.46	0.44	0.07
Net income per Class A and Class B ordinary share - diluted:
Numerator:
Net income attributable to Phoenix New Media Limited	107,359	279,554	263,091	42,402
Denominator:
Denominator used in computing net income per share — basic	624,010,270	605,988,397	597,616,623	597,616,623
Share-based awards	19,737,876	16,432,062	17,003,487	17,003,487
Denominator used in computing net income per share — diluted	643,748,146	622,420,459	614,620,110	614,620,110
Net income per Class A and Class B ordinary share — diluted	0.17	0.45	0.43	0.07
Net income per ADS (1 ADS represents 8 Class A ordinary shares):
Denominator used in computing net income per ADS — basic	78,001,284	75,748,550	74,702,078	74,702,078
Denominator used in computing net income per ADS — diluted	80,468,518	77,802,557	76,827,514	76,827,514
Net income per ADS — basic	1.38	3.69	3.52	0.57
Net income per ADS — diluted	1.33	3.59	3.42	0.55

The Company has included 4,160,957, 2,997,099 and 2,094,730 contingently issuable shares in the denominator used in computing basic and diluted net income per share for the years ended December 31, 2012, 2013 and 2014, respectively. These shares are contingently issuable upon the holder’s request without other substantive conditions and for no further consideration. There were nil, 7,371,269 and 27,823,275 options to purchase ordinary shares have been excluded from the computation of diluted net income per share for the years ended December 31, 2012, 2013 and 2014, respectively, as their effects would be anti-dilutive.

20. Treasury Stock

On July 30, 2012, the Company’s Board of Directors approved a share repurchase program. Under the terms of the approved program (“Share Repurchase Program”), the Company may repurchase and cancel up to US$20.0 million worth of its outstanding ADSs from time to time for a period not to exceed twelve months.

In May 2014, the Company’s Board of Directors approved a new share repurchase program (“New Share Repurchases Program”), the Company has been authorized to repurchase up to US$50.0 million worth of its outstanding ADSs for a period not to exceed twelve months.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

20. Treasury Stock (Continued)

During the years ended December 31, 2012 and 2013, the Company had repurchased 2,273,695 and 2,524,574 ADSs, respectively, on the open market for considerations of US$8.3 million (RMB52.5 million) and US$11.7 million (RMB72.6 million), respectively. As of December 31, 2013, the Company has repurchased a total of 4,798,269 ADSs for a total consideration of US$20.0 million (RMB125.1 million). In 2013, all treasury stocks repurchased had been cancelled for an aggregate consideration of US$20.2 million (RMB126.6 million) including cancellation fees of US$0.2 million (RMB1.5 million). For the year ended December 31, 2014, the Company has repurchased a total of 4,021,073 ADSs (representing 32,168,584 ordinary shares) under the New Share Repurchases Program for a total consideration of US$39.2 million (RMB241.3 million) and cancelled a total of 30,128,928 of those ordinary shares for an aggregate consideration of US$37.3 million (RMB229.1 million) including cancellation fees of US$0.2 million (RMB1.2 million). As of December 31, 2014, the Company has a total of 2,039,656 shares treasury stocks.

21. Commitments and Contingencies

(a) Commitments

As of December 31, 2014, future minimum commitments under non-cancelable agreements were as follows:

	Rental	Bandwidth Purchases	Cooperation with Phoenix TV Group*	Content Purchases	Property and Equipment, and Intangible Assets	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
2015	38,377	31,658	4,883	9,226	3,449	3,927	91,520
2016	37,798	2,110	1,526	2,673	—	613	44,720
2017	16,175	1,055	—	275	—	20	17,525
2018	—	—	—	100	—	—	100
2019 and thereafter	—	—	—	75	—	—	75
Total	92,350	34,823	6,409	12,349	3,449	4,560	153,940

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

21. Commitments and Contingencies (Continued)

(a) Commitments (continued)

The rental expenses were approximately RMB32.3 million, RMB37.8 million and RMB39.8 million (US$6.4 million), during the years ended December 31, 2012, 2013 and 2014, respectively, and were charged to the consolidated statements of comprehensive income when incurred.

The Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2013 and 2014.

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

(c) Long-term Liabilities for Uncertain Tax Positions

As mentioned in Note 13, as of December 31, 2013 and 2014, the Group had recorded uncertain tax positions of RMB12.2 million and RMB16.9 million (US$2.7 million), respectively.

22. Related Party Transactions

The table below sets forth the major related parties and their relationships with the Group:

Related Parties	Relationships with the Group
Entities within the non US listed part of the Phoenix TV Group	Under common control by Phoenix TV
CMCC	A shareholder of Phoenix TV
Beijing Phoenix Lilita Information Technology Co., Ltd (“Lilita”)	Related party of Phoenix TV Group
Beijing Fenghuang Tianbo Network Technology Co., Ltd	Equity method investee
Phoenix FM Limited	Equity method investee
Shenzhenshi Fenghuang Jingcai Network Technology Co., Ltd	Equity method investee
Particle Inc.	Equity method investee
Mr. Gao Ximin and Mr. Qiao Haiyan	Legal shareholders of Tianying Jiuzhou, employees of the Group
Mr. He Yansheng	Legal shareholder of Yifeng Lianhe, employee of the Group
Mr. Wu Haipeng and Mr. He Yansheng	Legal shareholders of Chenhuan, employees of the Group
Ms. Shang Xiaowei and Ms. Shi Xueyi	Legal shareholders of Huanyou Tianxia, employees of the Group
Mr. Chen Ming and Mr. Zou Ming	Legal shareholders of You Jiuzhou, employees of the Group

During the years ended December 31, 2012, 2013 and 2014, significant related party transactions were as follows:

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

22. Related Party Transactions (Continued)

Transactions with the Non US Listed Part of Phoenix TV Group:

	For the Years Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Contents provided by Phoenix TV Group	(3,153)	(3,477)	(3,757)	(606)
Data line services provided by Phoenix TV Group	(375)	(392)	(363)	(59)
Advertising and promotion expenses charged by Phoenix TV Group	(916)	(1,040)	(1,246)	(201)
Corporate administrative expenses charged by Phoenix TV Group	(646)	(404)	(354)	(57)
Advertising revenues earned from Phoenix TV Group and its customers	29,754	28,911	25,168	4,056

Transactions with CMCC:

	For the Years Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Advertising revenues earned from CMCC	5,684	16,216	29,643	4,778
Paid service revenues earned from and through CMCC	429,125	413,407	290,755	46,861
Revenue sharing fees and bandwidth costs to CMCC	(63,953)	(72,622)	(41,766)	(6,731)

Transactions with Equity Method Investees:

	For the Years Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Financial support provided to FM	—	—	3,982	642
Advertising revenues earned from Tianbo	—	—	421	68
Advertising revenues earned from Lilita	—	—	333	54
Brand license authorization revenues earned from Lilita	—	—	855	138
Advertising resources provided by Tianbo	—	—	(31)	(5)

As of December 31, 2013 and 2014, the amounts due from and due to related parties were as follows:

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
Amounts due from related parties:
Accounts receivable from CMCC	73,113	74,273	11,971
Due from Phoenix TV Group	52,042	77,293	12,457
Due from equity method investees	—	23,469	3,783
Others	3	1,189	191
Total	125,158	176,224	28,402
Amounts due to related parties:
Due to CMCC	248	563	91
Due to Phoenix TV Group	20,786	21,926	3,534
Total	21,034	22,489	3,625

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

22. Related Party Transactions (Continued)

The amounts due from or amounts due to Phoenix TV Group were net amounts of other operating funds provided by Phoenix TV, expenses paid by Phoenix TV Group on behalf of the Group, expenses charged by Phoenix TV Group under the cooperation agreement (Refer to Note 21(a)), accounts receivable from Phoenix TV Group for the advertising services provided to its customers.

23. Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, the VIEs and the subsidiaries of one of the VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, the VIEs and the subsidiaries of one of the VIEs incorporated in the PRC are required to annually appropriate 10% of their net after-tax income to the general reserve fund or the statutory surplus fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, and in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), General Notes to Financial Statements, the Company’s subsidiaries, the VIEs and the subsidiaries of one of the VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which the restricted portion amounted to approximately RMB205.8 million and RMB365.6 million (US$58.9 million) as of December 31, 2013 and 2014, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to the company’s shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Company’s subsidiaries, the VIEs and the subsidiaries of one of the VIEs to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of the Company’s subsidiaries, the VIEs and the subsidiaries of one of the VIEs (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), General Notes to Financial Statements and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2014 and the condensed financial information of the Company are not required.

24. Subsequent Events

Subsequent events were evaluated through the date the financial statements were issued.

Investment in Particle Inc.

On April 29, 2015, the Company acquired an additional 21.98% equity interest in series C preferred share of Particle for an aggregate purchase price of US$30.0 million. The Company also acquired an additional 14.41% equity interest in ordinary share and Class A ordinary share of Particle from certain existing shareholders for an aggregate purchase price of US$27.6 million. And each ordinary share and each Class A ordinary share which held by the Company were repurchased by Particle, and one Series C share for each such ordinary share or class A ordinary share was issued to the Company. Following these transactions, the Company owned approximately 49.02% equity interest in Particle.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

24. Subsequent Events (Continued)

Investment in Shanghai Miaoqiu Network Culture Co., Ltd.

On January 14, 2015, the Group established an entertainment subsidiary, Shanghai Miaoqiu Information Technology Co., Ltd. (“Miaoqiu”), and provided financing of RMB34.0 million to it. The Group will leverage ifeng’s brand, content platform and large user base to expand into more entertainment related businesses.

Investment in Beijing Phoenix Lilita Information Technology Co., Ltd.

On January 29, 2015, the Group acquired a 5% equity interest in Beijing Phoenix Lilita Information Technology Co., Ltd. (“Lilita”), from a family member of the chairman of Phoenix TV, for an aggregate purchase price of RMB0.5 million. Lilita is principally engaged in P2P lending and reward-based crowd-funding businesses.

Investment in Hangzhou Qike Technology Co., Ltd.

On February 13, 2015, the Group invested approximately RMB4.5 million in Hangzhou Qike Technology Co., Ltd., a company engaged in credit services, and research and development of internet application products, and holds a 45% equity interest in the company.

Investment in Lifeix Inc.

The Group acquired 0.3% equity interest in Lifeix Inc. for an aggregate purchase price of US$1.0 million on April 1, 2015. Lifeix Inc. is the operator of a life station website L99.com/Lifeix.com.