Form 20-F
period 2015-12-31
Phoenix New Media Ltd
filed 2016-04-28
CIK 1509646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

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
* (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

253,250,854 Class A ordinary shares were outstanding as of December 31, 2015
317,325,360 Class B ordinary shares were outstanding as of December 31, 2015

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

FISCAL YEAR ENDED DECEMBER 31, 2015

i

Conventions that Apply to this Annual Report on Form 20-F

In this annual report, unless otherwise indicated:

•   “ADSs” refers to our American depositary shares, each of which represents eight Class A ordinary shares and “ADRs” refers to the American depositary receipts that may evidence our ADSs;

•   “affiliated consolidated entities” refer to Yifeng Lianhe (Beijing) Technology Co., Ltd., and Beijing Tianying Jiuzhou Network Technology Co., Ltd., each of which is a PRC domestic company. Substantially all of our operations in China are conducted by our affiliated consolidated entities, in which we do not own any equity interest, through our contractual arrangements. In June 2014, we started to operate an insignificant portion of our operations through three other PRC domestic companies, Beijing Chenhuan Technology Co., Ltd., Beijing Youjiuzhou Technology Co., Ltd., and Beijing Huanyou Tianxia Technology Co., Ltd., in which we do not own any equity interest, through contractual arrangements. We treat all of these five PRC domestic companies as variable interest entities and have consolidated their financial results in our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, but Beijing Chenhuan Technology Co., Ltd., Beijing Youjiuzhou Technology Co., Ltd. and Beijing Huanyou Tianxia Technology Co., Ltd. constitute insignificant subsidiaries as of the date of this annual report. As such, unless otherwise specified herein, references to “affiliated consolidated entities” in this annual report include Yifeng Lianhe and Tianying Jiuzhou only;

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

•   “Phoenix TV” refers to Phoenix Satellite Television Holdings Limited;

•   “Phoenix TV (BVI)” refers to Phoenix Satellite Television (B.V.I) Holding Limited, a wholly owned direct subsidiary of Phoenix TV, which directly owned 55.6% of our share capital as of March 31, 2016.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2013, 2014 and 2015, and as of December 31, 2014 and 2015.

Our ADSs are listed on the New York Stock Exchange under the symbol “FENG.”

PART I

ITEM 1.                                                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.                                                KEY INFORMATION

A.                                                  Selected Financial Data

The selected consolidated financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report on Form 20-F. The selected consolidated statements of comprehensive income data for the years ended December 31, 2013, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report on Form 20-F. The selected consolidated statements of comprehensive income data for the years ended December 31, 2011 and 2012 and the selected balance sheet data as of December 31, 2011, 2012 and 2013 have been derived from our audited financial statements not included in this annual report on Form 20-F. The historical results are not necessarily indicative of results to be expected in any future period.

	For the Years Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except for number of shares and per share (or ADS) data)
Consolidated Statements of Comprehensive Income Data
Revenues:
Net advertising revenues	465,824	610,160	863,737	1,190,158	1,226,516	189,342
Paid service revenues	484,768	500,844	560,738	447,702	382,680	59,076
Total revenues	950,592	1,111,004	1,424,475	1,637,860	1,609,196	248,418
Cost of revenues (1)	(554,676)	(631,299)	(696,355)	(781,632)	(829,386)	(128,035)
Gross profit	395,916	479,705	728,120	856,228	779,810	120,383
Operating expenses (1) :
Sales and marketing expenses	(164,082)	(197,038)	(273,399)	(330,777)	(346,133)	(53,434)
General and administrative expenses	(77,078)	(106,736)	(97,849)	(137,818)	(183,989)	(28,403)
Technology and product development expenses	(69,021)	(91,292)	(108,683)	(149,996)	(170,714)	(26,354)
Total operating expenses	(310,181)	(395,066)	(479,931)	(618,591)	(700,836)	(108,191)
Income from operations	85,735	84,639	248,189	237,637	78,974	12,192
Other income	31,886	39,697	67,422	72,859	18,928	2,922
Income before tax	117,621	124,336	315,611	310,496	97,902	15,114
Income tax expense	(15,146)	(16,977)	(37,588)	(48,377)	(25,517)	(3,939)
Net income	102,475	107,359	278,023	262,119	72,385	11,175
Net loss attributable to noncontrolling interests	—	—	1,531	972	1,199	185
Net income attributable to Phoenix New Media Limited	102,475	107,359	279,554	263,091	73,584	11,360
Accretion to convertible redeemable preferred share redemption value	(773,623)	—	—	—	—	—
Income allocation to participating preferred shares	(6,172)	—	—	—	—	—
Net (loss)/income attributable to ordinary shareholders	(677,320)	107,359	279,554	263,091	73,584	11,360
Net income	102,475	107,359	278,023	262,119	72,385	11,175
Other comprehensive income, net of tax: fair value remeasurement for available-for-sale investments	—	—	—	40,283	15,869	2,450
Other comprehensive (loss)/income, net of tax: foreign currency translation adjustment	(33,968)	(1,979)	(23,179)	4,503	22,813	3,522
Comprehensive income	68,507	105,380	254,844	306,905	111,067	17,147
Comprehensive loss attributable to noncontrolling interests	—	—	1,531	972	1,199	185
Comprehensive income attributable to Phoenix New Media Limited	68,507	105,380	256,375	307,877	112,266	17,332
Net (loss)/income attributable to ordinary shares	(677,320)	107,359	279,554	263,091	73,584	11,360
Net (loss)/income per Class A and Class B ordinary share:
Basic	(1.30)	0.17	0.46	0.44	0.13	0.02
Diluted	(1.30)	0.17	0.45	0.43	0.13	0.02
Net (loss)/income per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	(10.44)	1.38	3.69	3.52	1.03	0.16
Diluted	(10.44)	1.33	3.59	3.42	1.01	0.16
Weighted average number of Class A and Class B ordinary shares used in computing net (loss)/income per share:
Basic	519,227,660	624,010,270	605,988,397	597,616,623	571,247,723	571,247,723
Diluted	519,227,660	643,748,146	622,420,459	614,620,110	580,785,256	580,785,256

	For the Years Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except for number of shares and per share (or ADS) data)
Non-GAAP gross profit	415,442	480,663	735,413	872,523	786,145	121,360
Non-GAAP income from operations	151,827	91,398	264,912	290,818	113,328	17,495
Non-GAAP net income attributable to Phoenix New Media Limited (2)	168,567	114,118	296,277	305,150	145,156	22,409

Notes:

(1)                                                         Includes share-based compensation as follows:

	For the Years Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Allocation of share-based compensation:
Cost of revenues	19,526	958	7,293	16,295	6,335	978
Sales and marketing expenses	18,254	1,423	3,922	10,200	3,043	470
General and administrative expenses	17,470	4,085	3,662	20,927	21,836	3,371
Technology and product development expenses	10,842	293	1,846	5,759	3,140	485
Total share-based compensation included in cost of revenues and operating expenses	66,092	6,759	16,723	53,181	34,354	5,304

(2)                                                      We define adjusted net income attributable to Phoenix New Media Limited, a non-GAAP financial measure, as net income attributable to Phoenix New Media Limited excluding share-based compensation, loss from equity investments including impairments, gain on disposition of subsidiaries and acquisition of equity investments, and gain on disposal of an equity investment and acquisition of available-for-sale investments. We believe that separate analysis and exclusion of the non-cash impact of share-based compensation, loss from equity investments including impairments, gain on disposition of subsidiaries and acquisition of equity investments, gain on disposal of an equity investment and acquisition of available-for-sale investments add clarity to the constituent parts of our performances. We review adjusted net income attributable to Phoenix New Media Limited together with net income attributable to Phoenix New Media Limited to obtain a better understanding of our operating performance. We use this non-GAAP financial measure for planning and forecasting and measuring results against the forecast. Using several measures to evaluate our business allows us and our investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our investors. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation and loss from equity investments including impairments, which have been and will continue to be significant recurring expenses in our business. However, the use of adjusted net income attributable to Phoenix New Media Limited has material limitations as an analytical tool. One of the limitations of using non-GAAP adjusted net income attributable to Phoenix New Media Limited is that it does not include all items that impact our net income attributable to Phoenix New Media Limited for the period. In addition, because adjusted net income is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income attributable to Phoenix New Media Limited in isolation from or as an alternative to net income attributable to Phoenix New Media Limited prepared in accordance with U.S. GAAP.

Our non-GAAP adjusted net income attributable to Phoenix New Media Limited is calculated as follows for the years presented:

	For the Years Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Net income attributable to Phoenix New Media Limited	102,475	107,359	279,554	263,091	73,584	11,360
Excluding:
Share-based compensation	66,092	6,759	16,723	53,181	34,354	5,304
Loss from equity investments including impairments	—	—	—	18,538	41,861	6,462
Gain on disposition of subsidiaries and acquisition of equity investments	—	—	—	(29,660)	—	—
Gain on disposal of an equity investment and acquisition of available-for-sale investments	—	—	—	—	(4,643)	(717)
Non-GAAP adjusted net income attributable to Phoenix New Media Limited	168,567	114,118	296,277	305,150	145,156	22,409

	As of December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	397,166	916,169	845,138	1,285,847	310,669	47,959
Term deposits and short term investments	784,023	235,000	556,672	40,000	769,681	118,818
Accounts receivable, net	202,097	280,987	353,379	493,569	506,351	78,167
Total current assets	1,505,939	1,556,028	1,941,037	2,062,908	1,930,915	298,082
Total assets	1,564,494	1,681,167	2,056,760	2,326,830	2,567,206	396,308
Current liabilities	252,207	306,831	469,494	591,993	742,840	114,674
Total liabilities	257,711	314,827	481,725	610,172	762,520	117,713
Total shareholders’ equity	1,306,783	1,366,340	1,575,035	1,716,658	1,804,686	278,595

Currency Translation and Exchange Rates

We have translated certain Renminbi, or RMB, amounts included in this annual report on Form 20-F into U.S. dollars for the convenience of the readers. The rate we used for the translations was RMB6.4778 = US$1.00, which was the noon buying rate on December 31, 2015 in New York for cable transfers in Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The translation does not mean that RMB could actually be converted into U.S. dollars at that rate. The following table shows the noon buying rate for RMB express in RMB per US$1.00.

	Noon Buying Rate
Period	Period End	Average	Low	High
	(RMB per US$1.00)
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2827	6.4896	6.1870
October	6.3180	6.3505	6.3591	6.3180
November	6.3883	6.3640	6.3945	6.3180
December	6.4778	6.4491	6.4896	6.3883
2016
January	6.5752	6.5726	6.5932	6.5219
February	6.5525	6.5501	6.5795	6.5154
March	6.4480	6.5027	6.5500	6.4480
April (through April 22, 2016)	6.5004	6.4726	6.5004	6.4571

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

We have a limited operating history for you to evaluate our business, financial performance and prospects. Significant growth in our business, employees, operations and revenues has occurred only since 2005. Our media convergence business model is new in China and we may not be able to achieve results or growth in future periods as we did in past periods. Our ability to achieve and maintain profitability depends on, among other factors, the growth of the Internet advertising market and mobile Internet services industry in China, our ability to maintain cooperative relationships with Phoenix TV and mobile operators, our ability to control our costs and expenses and the continued relevance and usage of our various paid services. We may not be able to achieve or sustain profitability on a quarterly or annual basis. Accordingly, due to our limited operating history, our historical growth rates may not be indicative of our future performance.

If we fail to retain existing advertisers or attract new advertisers for our advertising services, our business, results of operations and growth prospects could be materially affected.

In 2013, 2014, and 2015, we generated 60.6%, 72.7% and 76.2% of our total revenues from advertising services. Going forward, we expect our net advertising revenues to contribute an increasing portion of our total revenues. Our ability to generate and maintain substantial advertising revenues will depend on a number of factors, many of which are ultimately beyond our control, including but not limited to:

•                  the acceptance of online (including mobile and PC-based) advertising as an effective way for advertisers to market their businesses;

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

Our advertisers may choose to reduce or discontinue their business with us if they believe their advertising spending has not generated or would not generate enough sales to end customers or has not improved or would not effectively improve their brand recognition. In addition, certain technologies could potentially be developed and applied to block the display of our online advertisements and other marketing products on our website or mobile applications, which may in turn cause us to lose advertisers and adversely affect our operating results. Moreover, changes in government policies could restrict or curtail our online advertising services. Failure to retain our existing advertisers or attract new advertisers for our advertising services could seriously harm our business, results of operations and growth prospects.

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

If we are unable to successfully expand our mobile platform and increase our mobile advertising revenue, our business, results of operations and growth prospects could be materially affected.

Use of mobile devices for consumption of news and other media content by consumers in China has been increasing rapidly in recent years. This shift towards mobile has brought with it both challenges and opportunities. We encountered weaker demand for PC-based advertising in 2015 but achieved year-over-year growth in mobile advertising revenues during the same period. We see mobile devices as the primary gateway for news consumption going forward and our ability to maintain and increase our mobile advertising revenues will be critical to our future business prospects. While we are taking measures to expand our user base across our various mobile applications, optimize our targeting technology and integrate next-generation high-efficiency advertising solutions, there can be no assurance that these measures will be effective. User preferences and behaviors on mobile devices are rapidly evolving and we may not be able to successfully adapt to these changes. The variety of technical and other configurations across different mobile devices, platforms and applications also increases the challenges associated with our mobile expansion. Our operating expenses increased 13.3% from RMB618.6 million in 2014 to RMB700.8 million in 2015, one of the primary reasons was the increased mobile traffic acquisition expenses. Our mobile traffic acquisition expenses may continue to increase in the future which will adversely impact our financial results. If we cannot successfully grow our user base and capitalize on emerging monetization opportunities on mobile devices, we may not be able to maintain or grow our advertising revenues, which could materially and adversely affect our results of operations and growth prospects.

As part of our strategy to expand our mobile platform, we have made substantial investments in Particle Inc., or Particle, in the form of investments and loans. Particle operates Yidian Zixun (—点资讯), or Yidian, a personalized news and life-style information application in China that allows users to define and explore desired content on their mobile devices. As of December 31, 2015, we held an aggregate of approximately 46.95% of the equity interest in Particle on an as-if converted basis and paid a total cash consideration of US$68.6 million and a number of our ordinary shares with fair value of US$2.8 million. As of December 31, 2015, the carrying value of our investments in Particle was US$79.3 million. In addition, on January 28, 2016, our board of directors authorized us to grant short-term unsecured loans to Particle in an aggregate principal amount of up to US$20 million at an interest rate of 4.35% per annum and with a term of twelve months. We have granted all of US$20 million loans to Particle as of the date of this annual report. While we do not have control over, and therefore do not consolidate Particle, we may consolidate Particle as a subsidiary once Yidian’s user base reaches a certain level. We have also been collaborating closely with Particle in executing our mobile strategy. As such, if Yidian fails to grow its user base and expand its business, our efforts to expand our mobile platform may be materially and adversely affected, we may not be able to realize anticipated benefits from the option to consolidate Particle as a subsidiary, and we may lose our entire investments in Particle. In addition, if Particle engages in additional financing activities in the future, our equity interest in Particle may be diluted and we may lose our option to consolidate Particle as a subsidiary. Any of the above could have a material adverse effect on our business, financial condition and results of operations.

Any failure to retain large advertising agencies or attract new agencies on reasonable terms could materially and adversely affect our business. If advertising agencies demand higher service fees, our gross margin may be negatively affected.

Approximately 80.9%, 74.3% and 73.4% of our net advertising revenues in China were derived from advertising agencies in 2013, 2014 and 2015, respectively. We primarily serve our advertisers through advertising agencies and rely on these agencies for sourcing our advertisers and collecting advertising revenue. In consideration for these agencies’ services, the agencies earn advertising agency service fees which are deducted from our gross advertising revenues. While advertising agencies in China commonly increase their agency service fees on a sliding scale basis along with increased volume of business, if our agency service fees increase at a materially disproportional rate relative to our gross advertising revenues, our results of operations may be negatively affected. We do not have long-term or exclusive arrangements with these agencies, and we cannot assure you that we will continue to maintain favorable relationships with them. If we fail to maintain favorable relationships with large advertising agencies or attract additional agencies, we may not be able to retain existing advertisers or attract new advertisers and our business and results of operations could be materially and adversely affected.

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

We may experience continued decline in demand for our MVAS business and any expected economic benefits from this business may not be realized.

In 2013, 2014 and 2015, revenues from our mobile value-added services, or MVAS, accounted for 32.8%, 20.6% and 18.2%, respectively, of our total revenues. For more information about our MVAS, see “Item 4. Information of the Company — B. Business Overview — Our Channels and Services — Our Mobile Channel — MVAS.” However, our MVAS business has a short operating history. As a result, there is limited financial data that can be used to evaluate our MVAS business and its potential to generate revenues in the future. In addition, we cannot assure you that we will be successful in developing our MVAS business, which will depend, among other things, on our ability to:

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

•                  develop new high quality MVAS that can achieve significant market acceptance, and improve our existing MVAS in a timely manner to extend their life spans and to maintain their competitiveness in the Chinese mobile market;

•                  develop and upgrade our technologies; and

•                  execute our MVAS business and marketing strategies successfully.

Due to the uncertainties of our MVAS business in particular and the MVAS industry in China generally, we cannot guarantee that our MVAS will contribute significantly to our future revenues. Any failure to successfully develop this business could have a material adverse effect on our business, financial condition and results of operations.

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

Devices other than personal computers, such as mobile phones, tablets, wearable devices and other Internet-enabled mobile devices, are used increasingly in China and in overseas markets to access the Internet. We believe that, for our business to be successful, we will need to design, develop, promote and operate new products and applications that will be compatible with such devices and attractive to users. The design and development of new products and applications may not be successful. We may encounter difficulties with the development and installation of such new products and applications for mobile devices, and such products and applications may not function smoothly. As new devices are released or updated, we may encounter difficulties in developing and upgrading our products or applications for use on mobile devices and we may need to devote significant resources to the creation, support and maintenance of such products or applications for mobile devices, and we may not be successful in doing so. If these efforts are unsuccessful and we are thereby unable to maintain or increase our market share and revenues, our business, results of operations and growth prospects could be materially and adversely affected.

We operate in highly competitive markets and we may not be able to compete successfully against our competitors.

We face significant competition in the new media industry in China, including competition from major Internet portals, Internet video companies, online video sites of major TV broadcasters, mobile news application operators, interactive and social network service providers, online and mobile gaming companies, mobile Internet services providers and other companies with strong media, online video and paid services businesses. Some of our competitors have longer operating histories and significantly greater financial resources than we do, which may allow them to attract and retain more users and advertisers. Our competitors may compete with us in a variety of ways, including by obtaining exclusive online distribution rights for popular content, conducting more aggressive brand promotions and other marketing activities and making acquisitions to increase their user bases. If any of our competitors achieves greater market acceptance or are able to offer more attractive online content, interactive services or paid services than us, our user traffic and our market share may decrease, which may result in a loss of advertisers and have a material and adverse effect on our business, financial condition and results of operations.

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

We have relied and will continue to rely mostly on third parties for the content we distribute across our channels. If these parties fail to develop and maintain high-quality and engaging content or raise their licensing fees, or if a large number of our existing relationships are terminated, we could lose users and advertisers and our brand could be materially harmed. License fees for third-party content showed an increasing trend in 2015. If such license fees continue to increase significantly in the future, our income from operations may be negatively affected. In addition, the Chinese government has the ability to restrict or prevent state-owned media from cooperating with us in providing certain content to us, which, if exercised, would result in a significant decrease in the amount of content we are able to source for our website and negatively impact our results of operations.

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

Phoenix TV, our majority shareholder, is a leading global Chinese language TV network broadcasting premium content globally and into China. In November 2009, our PRC subsidiary, Fenghuang On-line, entered into a cooperation agreement with Phoenix TV, or the Phoenix TV Cooperation Agreement, under which Fenghuang On-line and Phoenix TV agreed to certain cooperative arrangements in the areas of content, branding, promotion and technology. Pursuant to the Phoenix TV Cooperation Agreement, in November 2009 each of our affiliated consolidated entities entered into a program content license agreement, or Content License Agreement, with Phoenix Satellite Television Company Limited and a trademark license agreement, or Trademark License Agreement, with Phoenix Satellite Television Trademark Limited.  Considering the significant growth and changes in our business since execution of these agreements in 2009, we and Phoenix TV are working on a new set of agreements to amend and replace the existing agreements and provide the terms of our future cooperation. While each of the existing agreements would have expired in March 2016, we and Phoenix TV agreed to extend the expiration date of these agreements to May 27, 2016 so that we have more time to finalize the terms of the new agreements.

We benefit materially from the exclusive license granted to our affiliated consolidated entities by Phoenix Satellite Television Company Limited, a wholly owned subsidiary of Phoenix TV, to use Phoenix TV’s copyrighted content on our Internet and mobile channels in China pursuant to the Content License Agreements. This exclusive license helps to distinguish our content offerings from those of other Internet and new media companies in China. Each of the Content License Agreements can be terminated earlier (i) by the non-breaching party in the event of a breach and if the breach is not cured within ten business days after receipt of notice of breach from the non-breaching party, (ii) in the event of bankruptcy or the cessation of business operations of either party, or a change in the shareholder or equity structure of the relevant affiliated consolidated entity, other than in connection with the contractual arrangements, (iii) if either party’s performance of its obligations is held unlawful under PRC law; or (iv) if an event occurs that adversely affects the performance by either party of its obligations and upon written notice by the unaffected party. The Content License Agreements will, unless extended further, expire on May 27, 2016, and we expect they will be replaced by a set of new agreements between Phoenix TV and us. If the terms of the new agreements are not as favorable to us as the existing agreements, our business and results of operations may be adversely affected. If the existing agreements expire and we could not reach new agreements with Phoenix TV before the expiration, we may not be able to obtain rights to use Phoenix TV’s content on our platform on commercially reasonable terms, on an exclusive basis or at all, which would have a material adverse effect on our paid services business, and may also negatively affect our video advertising business. Together, these impacts could have a material and adverse effect on our business, results of operations and financial condition.

In addition, our affiliated consolidated entities are able to use certain of Phoenix TV’s logos pursuant to the Trademark License Agreements. We believe that our use of these logos helps to affiliate us with the brand of Phoenix TV, which helps to enhance our own brand. Tianying Jiuzhou and Yifeng Lianhe are obligated to pay annual license fees of US$7,000 and US$3,000, respectively, under the Trademark License Agreements, which fees are not subject to adjustment and may be waived at the discretion of Phoenix TV. Each of these agreements may be terminated early (i) by agreement of both parties in writing or (ii) by the non-breaching party in the event of a material breach by the other party of any covenant or a material failure by such party to perform any of its obligation and if the breach or failure, as applicable, is not rectified within ten days of receipt of written notice from the non-breaching party. The Trademark License Agreements will, unless extended further, expire on May 27, 2016, and we expect they will be replaced by a set of new agreements between Phoenix TV and us. If the terms of the new agreements are not as favorable to us as the existing agreements, our business and results of operations may be adversely affected. If the existing agreements expire and we could not reach new agreements with Phoenix TV before the expiration, we cannot assure you that we will be able to continue to use Phoenix TV’s logos in order to help maintain our brand affiliation with Phoenix TV. If our brand image deteriorates as a result of a weaker brand affiliation with Phoenix TV, our business and the price of your ADSs could be negatively affected.

We provide our in-house produced content and user-generated content, or UGC, to Phoenix TV on a regular and frequent basis for display on its TV programs and Phoenix TV promotes our brand name and content on its TV network pursuant to the Phoenix TV Cooperation Agreement. As compensation for the rights granted to us under the Phoenix TV Cooperation Agreement, Fenghuang On-line is currently obligated to pay Phoenix TV an annual service fee in the amount of RMB1.6 million for the first year of the agreement, which incrementally increases by 25% for each subsequent year of the agreement. For 2015, the annual service fee payment to Phoenix TV was RMB4.9 million. If Phoenix TV’s indirect voting interest in Fenghuang On-line decreases to 50% or below, Phoenix TV has the right to amend the annual service fee under the Phoenix TV Cooperation Agreement, provided that it may not be raised to more than 500% of the original annual service fee. In addition to the annual service fee, Fenghuang On-line must also pay to Phoenix TV 50% of the after-tax revenues Tianying Jiuzhou earns from sublicensing Phoenix TV’s video content to third parties, which is not subject to adjustment. In addition, if Phoenix TV’s indirect equity interest in our company decreases to 35% or below, Phoenix TV has the right to immediately terminate the Phoenix TV Cooperation Agreement. The Phoenix TV Cooperation Agreement will, unless extended further, expire on May 27, 2016, and we expect they will be replaced by a set of new agreements between Phoenix TV and us. If the terms of the new agreements are not as favorable to us as the existing agreements, our business and results of operations may be adversely affected. If the existing agreements expire and we could not reach new agreements with Phoenix TV before the expiration, we cannot guarantee you that we may continue to benefit from promotional or other cooperative arrangements with Phoenix TV in the future. We cannot assure you that we will continue to receive the same level of support from Phoenix TV.

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

Our business benefits significantly from our association with Phoenix TV’s brand. Many of our users and advertisers are attracted to the “Phoenix” (鳳凰) brand, with which our brand, “ifeng.com” (鳳凰網) shares a similar Chinese name. Any negative development in Phoenix TV’s market position or brand recognition may materially and adversely affect our marketing efforts and the popularity of our business. Any negative development in Phoenix TV’s operations or attractiveness to users or advertisers may materially and adversely affect our business and results of operations. Moreover, as we benefit materially from the content licensed to us by Phoenix TV, any regulatory actions or legal proceedings against Phoenix TV related to such content could have a material adverse impact on our results of operation.

If we are unable to keep pace with rapid technological changes in the Internet and mobile Internet industries, our business may suffer.

The Internet and mobile Internet industries have been experiencing rapid technological changes. For example, with the advances of search engines and social networking sites, Internet users may choose to access information through search engines or social networking sites instead of web portals or similar websites. With the advances in Internet interactivity, the interests and preferences of Internet users may increasingly shift to UGC, such as WeChat, blogs, micro-blogs, and video podcasts. As broadband becomes more accessible, Internet users may increasingly demand content in pictorial, audio-rich and video-rich format. With the development of the mobile Internet in China, mobile users may shift from the current predominant text messaging services and other MVAS to newer services, such as mobile video streaming and mobile digital reading services. Our future success will depend on our ability to anticipate, adapt and support new technologies and industry standards. If we fail to anticipate and adapt to these and other technological changes, our market share and our profitability could suffer.

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

Pursuant to the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, which was issued by the State Administration of Radio, Film and Television (the predecessor of GAPPRFT), or SARFT and MIIT on December 20, 2007, came into effect on January 31, 2008 and was revised on August 28, 2015, online transmission of audio and video programs requires an Internet audio-visual program transmission license and online audio-visual service providers must be either wholly state-owned or state-controlled. In a press conference jointly held by SARFT and MIIT to answer questions with respect to the Audio-visual Program Provisions in February 2008, SARFT and MIIT clarified that online audio-visual service providers that already had been operating lawfully prior to the issuance of the Audio-visual Program Provisions may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Online Transmission of Audio-Visual Programs.”

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

Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services that provide political news or to cease the Internet access services provided by third parties to us. In 2015, approximately 81.2% of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties.

We are required to obtain an Internet news license from SCIO for the dissemination of news through our website. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Internet News Dissemination.” Tianying Jiuzhou submitted an application to the SCIO to apply for the Internet news license when the relevant regulation came into effect. However, as of the date of this annual report, the SCIO has not issued an Internet news license to Tianying Jiuzhou. As a result of Tianying Jiuzhou’s lack of an Internet news license, the SCIO or applicable information office at the provincial level may order us to cease the violating operations and impose a fine on us of not more than RMB30,000. In the case of severe contravention as determined by SCIO or its applicable local counterpart in its sole discretion, the telecommunications administrative authorities may, based on written confirmation opinions of SCIO or the applicable information office at the provincial level, and in accordance with the relevant regulations on Internet information services, cease our Internet information services that provide current political news or cease the Internet access services that third parties provide to us. In 2015, approximately 81.2% of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties.

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

As of December 31, 2015, our management has concluded that our internal control over financial reporting is effective. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective as of December 31, 2015.

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

We derive substantially all of our mobile value added services revenues, or MVAS revenues, such as WVAS, mobile video, mobile digital reading, and mobile games from the provision of content or services through the networks of the PRC telecommunications operators. In particular, we rely primarily on the networks of China Mobile, a shareholder of Phoenix TV since August 2006 with an equity interest of 19.7% as of March 31, 2016 to deliver our services. In 2013, 2014 and 2015, we derived approximately 73.7%, 64.9% and 71.5%, respectively, of our paid service revenues from China Mobile. Within these revenues, we generated a portion through fixed fee arrangements with China Mobile for our digital reading services. The remainders of our MVAS revenues were derived from China United Telecommunications Corporation, or China Unicom, and China Telecommunications Corporation, or China Telecom.

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

•                  China macro economic conditions;

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

Pursuant to PRC regulations regulating online games, online games (including mobile games) are categorized as a type of “online cultural product” and the provision of online games is deemed an Internet publication activity. Therefore, in order to operate an online game business, an operator should obtain an Online Culture Operating Permit from the MOC (with a business scope covering operation of online games) and a Network Publication Service License from GAPPRFT in order to directly make its online games publicly available in China. Furthermore, pursuant to the Provisional Measures on the Administration of Online Games promulgated by the MOC on June 3, 2010, an online mobile games operator should make a filing with the MOC in respect of each domestic game within 30 days of commencing operations. In addition, each online game must be screened by GAPPRFT by way of an approval process before it is first published and made publicly available. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Online Cultural Activities, Online Games and Internet Music.”

Tianying Jiuzhou is currently operating our online game business. As of the date of this annual report, Tianying Jiuzhou and Yifeng Lianhe have obtained Online Culture Operating Permits from the MOC with respect to its operation of online games, and Tianying Jiuzhou has obtained an Internet Publication License from GAPPRFT with respect to books and periodicals published on the Internet, including the mobile Internet, and online and mobile games. Yifeng Lianhe has not obtained an Internet Publication License or a Network Publication Service License. In addition, we license almost all of our online and mobile games from other game operators and share profits with these game operators. We require these game operators to obtain the requisite approvals from GAPPRFT, and make the filings with the MOC, for relevant online and mobile games. As of the date of this annual report, we have not obtained advanced approval for some of our mobile games from GAPPRFT or completed filing with the MOC. We cannot assure you that (i) Yifeng Lianhe can obtain a Network Publication Service License; or (ii) we or such game operators can obtain all the required approvals and complete the relevant filing procedures with the relevant government authorities for each game we operate in a timely manner or at all. If the relevant authority challenges the commercial operation of our games and determines that we are in violation of the relevant laws and regulations regarding online and mobile games, it would have the power to, among other things, levy fines against us, confiscate our income and require us to discontinue our online game business. In addition, if we were deemed to be in violation of the relevant laws and regulations regarding online and mobile games, GAPPRFT would have the ability to withdraw the Internet Publication License that it granted to Tianying Jiuzhou on April 15, 2011, which may affect, directly or indirectly, our ability to conduct our online digital reading services and game services.

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

Our PRC affiliated consolidated entities, Tianying Jiuzhou and Yifeng Lianhe, are currently engaged in the provision of value-added telecommunications services and each of them has obtained ICP Licenses from MIIT or its local counterpart in Beijing. In addition, Tianying Jiuzhou owns our material domain names, including ifeng.com, and, as of March 31, 2016, owned six registered trademarks that were transferred to it from Phoenix Satellite Television Trademark Limited. Yifeng Lianhe owned 20 registered trademarks, and both of our affiliated consolidated entities continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited, a wholly owned subsidiary of Phoenix TV, in their value-added telecommunications services. Therefore, we are not currently in compliance with the MIIT 2006 Notice.

We have designed propriety logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2016, Tianying Jiuzhou owned 97 PRC registered trademarks, six of which were transferred from Phoenix Satellite Trademark Limited, and Yifeng Lianhe owned 20 PRC registered trademarks. In addition, Tianying Jiuzhou had submitted 22 registration applications relating to 10 logo designs, and Yifeng Lianhe had submitted one registration application relating to one logo design, to the PRC Trademark Office. Despite our having registered many trademarks used in our value-added telecommunications business operations, we may continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited.

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

The Chinese government heavily regulates the Internet industry, including foreign investment in the Chinese Internet industry, content on the Internet and license and permit requirements for service providers in the Internet industry. Since some of the laws, regulations and legal requirements with respect to the Internet are relatively new and evolving, their interpretation and enforcement involve significant uncertainties. In addition, the Chinese legal system is based on written statutes, such that prior court decisions can only be cited for reference and have little precedential value. As a result, in many cases it is difficult to determine what actions or omissions may result in liabilities. Issues, risks and uncertainties relating to China’s government regulation of the Chinese Internet sector include the following:

•                  We operate our website and mobile applications in China through contractual arrangements due to restrictions on foreign investment in businesses providing value-added telecommunication services, including substantially all of our paid services and advertising services.

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

The Chinese government may prevent us from advertising or distributing content, including UGC, that it believes is inappropriate and we may be subject to penalties for such content or we may have to interrupt or stop the operation of our website and mobile applications.

China has enacted regulations governing Internet access and the distribution of news and other information. In the past, the Chinese government has stopped the distribution of information over the Internet or through mobile Internet devices that it believes violates Chinese law, including content that it believes is obscene or defamatory, incites violence, endangers the national security, or contravenes the national interest. In addition, certain news items, such as news relating to national security, may not be published without permission from the Chinese government. If the Chinese government were to take any action to limit or prohibit the distribution of information through our websites and mobile applications or through our services, or to limit or regulate any current or future content or services available to users on our network, our business could be significantly harmed.

In addition to professionally produced content, content from Phoenix TV and our in-house produced content, we allow our users to upload text and images (UGC) to our websites and mobile applications. We have a content screening team of 49 editors who are responsible for monitoring and preventing the public release of inappropriate or illegal content, including UGC, on our websites and mobile applications or through our services. Although we have adopted internal procedures to monitor the content displayed on our websites and mobile applications, due to the significant amount of UGC uploaded by our users, we may not be able to identify all the UGC that may violate relevant laws and regulations. Failure to identify and prevent inappropriate or illegal content from being displayed on our websites and mobile applications may subject us to liability.

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

Content provided on our website and mobile applications may expose us to libel or other legal claims which may result in costly legal damages.

Claims have been threatened and filed against us for libel, defamation, invasion of privacy and other theories based on the nature and content of the materials posted on our website and mobile applications. While we screen our content for such potential liability, there is no assurance that our screening process will identify all potential liability, especially liability arising from UGC and content we license from third parties. In the past, some of the claims brought against us have resulted in liability. Although none of such liability was material, we cannot assure you we will not be subject to future claims that could be costly, encourage similar lawsuits, distract our management team and harm our reputation and possibly our business.

Advertisements on our website and mobile applications may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our website and mobile applications to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to website or mobile application posting, such as advertisements relating to medical treatment, pharmaceuticals, medical instruments, agrochemicals, veterinary pharmaceuticals and health food, we are obligated to confirm that such review has been performed and approval has been obtained from relevant governmental authorities, which include the local branch of the SAIC, the local branch of the State Food and Drug Administration, the local branch of the Ministry of Health and the local branch of the State Administration of Traditional Chinese Medicine. On April 24, 2015, the Standing Committee of the National People’s Congress issued the Advertisement Law, which took effect on September 1, 2015, to further strengthen the supervision and management of advertisement services. Pursuant to the Advertisement Law, any advertisement that contains false or misleading information to deceive or mislead consumers shall be deemed false advertising. Furthermore, the Advertisement Law explicitly stipulates detailed requirements for the content of several different kinds of advertisement, including advertisements for medical treatment, pharmaceuticals, medical instruments, health food, alcoholic drinks, education or training, products or services having an expected return on investment, real estate, pesticides, feed and feed additives, and some other agriculture-related advertisement. We may be subject to enhanced supervision and more serious penalties in case of a violation (if any) pursuant to such new Advertisement Law. To fulfill these monitoring functions, we include clauses in most of our advertising contracts requiring that all advertising content provided by advertisers must comply with relevant laws and regulations. Pursuant to the contracts between us and advertising agencies, advertising agencies are liable for all damages to us caused by their breach of such representations. Before a sale is confirmed and the advertisement is publicly posted on our website or mobile applications, our account execution personnel, who comprise a separate back-office team, are required to review all advertising materials to ensure there is no racial, violent, pornographic or any other improper content, and will request the advertiser to provide proof of governmental approval if the advertisement is subject to special government review. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to eliminate the effect of illegal advertisement. PRC governmental authorities may even force us to terminate our advertising operation or revoke our licenses in circumstances involving serious violations.

A majority of the advertisements shown on our website and mobile applications are provided to us by third-party advertising agencies on behalf of advertisers. We cannot assure you that all of the content contained in such advertisements is true and accurate as required by the advertising laws and regulations. For example, the Advertisement Law provides that an advertisement operator who posts false or fraudulent advertisements related to the life and health of the consumers, or who knows or should have known other kind of posted advertisement is false or fraudulent will be subject to joint and several liabilities. Under the Detailed Implementation Rules on the Administrative Regulations for Advertisement, a website or mobile application must not post any advertisements that are untrue or lacking the requisite governmental approval if such type of advertisements are subject to special governmental review. However, for the determination of the truth and accuracy of the advertisements, there are no implementing rules or official interpretations, and such a determination is at the sole discretion of the relevant local branch of the SAIC, which results in uncertainty in the application of these laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations in the future, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

Ineffective implementation of the separation of our advertising sales and regulatory compliance functions may result in insufficient supervision over the content of advertisements shown on our website and mobile applications and may subject us to penalties or administrative actions.

We keep our advertising sales function separate from our team that is in charge of government compliance in order to prevent potential conflicts between our advertising business and our compliance with relevant PRC advertising laws and regulations. Before a sale is confirmed and the relevant advertisements are publicly posted on our website and mobile applications, our account execution personnel, who comprise a separate back-office team that does not interface directly with advertisers, are required to review all advertising materials to ensure that the relevant advertisements do not contain any racial, violent, pornographic or any other improper content. These personnel will request an advertiser to provide proof of governmental approval if its advertisement is subject to special governmental review. Such procedures are designed to enhance our regulatory compliance efforts. However, in the event that the separation of advertising sales and regulatory compliance functions is not effectively implemented, the content of our advertisements may not be in full compliance with applicable laws and regulations. If we are found to be in violation of applicable laws and regulations in the future, we may be subject to penalties and our reputation may be harmed. This may have a material and adverse effect on our business, financial condition and results of operations.

The continuing and collaborative efforts of our senior management, key employees and other employees are crucial to our success, and our business may be harmed if we were to lose their services.

Our success depends on the continuous efforts and services of Mr. Shuang Liu, our chief executive officer, Mr. Ya Li, our president, Ms. Betty Yip Ho, our chief financial officer, Ms. Shu Liu, our senior vice president and Mr. Andy Jin Xu, our senior vice president. If, however, one or more of our executives or other key personnel are unable or unwilling to continue to provide services to us, we may not be able to find suitable replacements easily or at all. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. We do not maintain key-man life insurance for any of our key personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose advertisers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, if any dispute arises between us and our executives or key employees, these agreements may not be enforceable in China, where these executives and key employees reside, in light of uncertainties with China’s legal system. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could limit the protections available to you and us.”

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

We adopted a share option plan in June 2008 and a restricted share and restricted share unit plan in March 2011. As of March 31, 2016, 2,708,503 contingently issuable shares and options to purchase 42,271,395 Class A ordinary shares were outstanding. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors, Supervisors and Executive Directors—Share Incentive Plans”. For the years ended December 31, 2013, 2014 and 2015, we recorded RMB16.7 million, RMB53.2 million and RMB34.4 million (US$5.3 million), respectively, in share-based compensation. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant stock options to employees in the future. We intend to grant additional stock options to our employees going forward, which we expect will further increase our share-based compensation. If we continue to grant share options in the future, our share-based compensation will increase accordingly.

We have been and expect we will continue to be exposed to intellectual property infringement and other claims, including claims based on content posted on our website and mobile applications, which could be time-consuming and costly to defend and may result in substantial damage awards and/or court orders that may prevent us from continuing to provide certain of our existing services.

Our success depends, in large part, on our ability to operate our business without infringing third-party rights, including third-party intellectual property rights. Companies in the Internet, technology and media industries own, and are seeking to obtain, a large number of patents, copyrights, trademarks and trade secrets, and they are frequently involved in litigation based on allegations of infringement or other violations of intellectual property rights or other related legal rights. There may be patents issued or pending that are held by others that cover significant aspects of our technologies, products, business methods or services. We license our premium licensed content from third parties. We also derive profits from online and mobile games that are based on intellectual property licensed to us by third parties. Although our license agreements with our licensors generally require that the licensors have the legal right to license such content to us and give us the right to promptly remove any content that we have been notified contains infringing material, we cannot ensure that each licensor has such authorization and we may not receive notification of infringement. If any purported licensor does not actually have sufficient authorization relating to the premium licensed content or right to license a work of authorship provided to us, we may be subject to claims of copyright infringement from third parties and penalties imposed by competent government authorities, and we cannot ensure we can be fully indemnified by the relevant licensor for all losses we may incur from such claims.

Third parties may take action and file claims against us if they believe that certain content on our site violates their copyrights or other related legal rights. We have been subject to such claims in the PRC. From January 1, 2015 to March 31, 2016, we have been subject to 44 cases in the PRC, 34 of which have been concluded. Government authorities may also impose administrative penalties on us if they find that we have infringed third parties’ intellectual property rights. In October 2015, the National Copyright Bureau imposed a fine of RMB250,000 on one of our consolidated affiliated entities for disseminating on our website and mobile applications one literature work that we licensed from third parties that were alleged to have no legal rights to license such work. For more information, see “Item 4. Information on the Company—B. Business Overview—Legal and Administrative Proceedings”.

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

Moreover, as we continue to hire additional personnel to expand our product development teams, we may be subject to allegations and claims that some of our new employees may have disclosed trade secrets or other proprietary information of their former employers to us, especially when such employees were previously employed by our competitors or companies with similar businesses as ours. Any such allegation or claim, even if unfounded, could have a negative impact on our reputation, and our financial condition and results of operations may suffer as a result.

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

The discontinuation of any of the preferential tax treatments available to us in China could materially and adversely affect our results of operations and financial condition.

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

The continual accessibility of website and mobile applications and the performance and reliability of our network infrastructure are critical to our reputation and our ability to attract and retain users, advertisers and merchants. Any system failure or performance inadequacy that causes interruptions in the availability of our services or increases the response time of our services could reduce our appeal to advertisers and consumers. Factors that could significantly disrupt our operations include: system failures and outages caused by fire, floods, earthquakes, power loss, telecommunications failures and similar events; software errors; computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems; and security breaches related to the storage and transmission of proprietary information, such as credit card numbers or other personal information. Although we perform system back-up on a regular basis, there is no assurance that our back-up system is sufficient to guarantee uninterrupted operation. Future disruptions or any of the foregoing factors could damage our reputation, require us to expend significant capital and other resources and expose us to a risk of loss or litigation and possible liability. We do not carry business interruption insurance to compensate for losses that may occur as a result of any of these events. Accordingly, our revenues and results of operations may be materially and adversely affected if any of the above disruptions should occur.

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

Economic conditions in the PRC are sensitive to macroeconomic conditions. In part due to lower export demand resulting from slow economic recoveries in the United States and Europe and a weak economic environment in Japan, China’s GDP growth decelerated since 2012. China’s year-over-year GDP growth rate in 2015, 6.9%, slowed from 7.4% in 2014 and 7.7% in 2013. In addition, there is uncertainty regarding the scale and the effects of a real estate bubble alleged by some to have reached a critical stage in the PRC. Since demand for our paid and advertising services are sensitive to macro-economic conditions globally and in the PRC, our business prospects may be affected by the macroeconomic environment. Any prolonged slowdown in the global or PRC economy may have a material adverse effect on our business, results of operations and financial condition, and continued turbulence in the international markets may materially and adversely affect our ability to access the capital markets to meet liquidity needs.

PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

On August 8, 2006, six PRC regulatory authorities, including the CSRC, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the 2006 M&A Rules, which were later amended on June 22, 2009. The 2006 M&A Rules establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, national security review rules issued by the PRC governmental authorities in 2011 require acquisitions by foreign investors of domestic companies engaged in military related or certain other industries that are crucial to national security to be subject to prior security review. According to the MOFCOM Security Review Rules, a security review is required for mergers and acquisitions of PRC domestic enterprises by foreign investors (i) having “national defense and security” concerns, and (ii) where the foreign investors may acquire the “de facto control” of the PRC domestic enterprises having national security concerns such as key farm products, key energy and resources, and key infrastructure, transportation, technology and major equipment manufacturing industries. Circular No. 6, however, does not define the term of “key” or “major,” nor has it exhausted all the industries that may be deemed as sensitive industries subject to the security review.

We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the 2006 M&A Rules, the MOFCOM Security Review Rules, if applicable, and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. However, it is also uncertain whether the 2006 M&A Rules, the MOFCOM Security Review Rules or the other PRC regulations regarding the acquisitions of PRC companies by foreign investors will be materially repealed or amended should MOFCOM’s proposed Foreign Investment Law, or the Draft FIL, become effective in the future. Any adverse change in rules or regulations may have a material adverse effect on our business and results of operations.

We may become a passive foreign investment company, or PFIC, which could result in adverse United States federal income tax consequences to United States Holders (as defined below).

Based upon the past and projected composition of our income and valuation of our assets, we do not expect to be a “passive foreign investment company,” or PFIC, for the current taxable year, and we do not expect to become one in the future, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes for any taxable year in which: (i) at least 75% of our gross income in a taxable year is passive income, or (ii) at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Consequences—Passive Foreign Investment Company.”

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

In March 2014, IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P., or the IDG-Accel Funds, acquired US$3.0 million convertible preferred shares of Phoenix FM Limited, previously a subsidiary of the Company, to accelerate development of the ifeng application business. Despite holding 100% of Phoenix FM Limited’s ordinary shares, we account for our investment in Phoenix FM Limited as an equity investment since we do not control Phoenix FM Limited due to substantive participating rights that have been provided to the IDG-Accel Funds. As of December 31, 2015, the carrying value of our equity investment in Phoenix FM was nil.

In 2014, we invested approximately RMB4.5 million in Shenzhen Fenghuang Jingcai Network Technology Co., Ltd, or Fenghuang Jingcai, a company engaged in online lottery ticket distribution, and hold 45.06% equity interest of the company. Since March 2015, Fenghuang Jingcai had suspended all of its online lottery ticket distribution businesses and had not generated any revenue, in response to the Notice related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales, or the Self-Inspection Notice, which was jointly promulgated by the Ministry of Finance, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China. Our management believes that the regulatory change brought about by the Self-Inspection Notice will continue to have negatively influence to the cash flows of Fenghuang Jingcai in the future, and that the carrying value of Fenghuang Jingcai may not be fully recoverable. In December 2015, we recorded RMB3.2 million impairment loss for our equity investment in Fenghuang Jingcai. As of December 31, 2015, the carrying value of our equity investment in Fenghuang Jingcai was nil.

As of December 2015, we held an aggregate of approximately 46.95% of the equity interest in Particle on an as-if converted basis and paid a total cash consideration of US$68.6 million and a number of our ordinary shares with fair value of US$2.8 million. As of December 31, 2015, the carrying value of our investment in Particle was US$79.3 million. Particle owns the mobile application Yidian, a personalized news and life-style information application in China, which allows users to define and explore desired content over mobile devices. On January 28, 2016, our board of directors authorized us to grant short-term unsecured loans to Particle in an aggregate principal amount of up to US$20 million at an interest rate of 4.35% per annum and with a term of twelve months. We have granted all of US$20 million loans to Particle as of the date of this annual report.

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

In January 2015, in order to leverage our brand, content platform and large user base to expand into more entertainment related businesses, one of our affiliated consolidated entities established a new subsidiary, Shanghai Meowpaw Info&Tech Co., Ltd., or Meowpaw. Meowpaw plans to engage in creating intellectual properties and related games, books, movies and animations. Meowpaw will apply for the necessary licenses and permits when required. We provided RMB34.0 million financial support to Meowpaw to fund its operations.

In January 2015, we acquired 5% equity interest of Beijing Phoenix Lilita Information Technology Co., Ltd., or Lilita, from a family member of the chairman of Phoenix TV, for an aggregate purchase price of RMB0.5 million. Lilita is principally engaged in P2P lending and reward-based crowd-funding businesses.

In February 2015, we invested approximately RMB4.5 million in Hangzhou Qike Technology Co., Ltd., or Hangzhou Qike, a company engaged in providing risk management and credit control based on big data analysis and the provision of financial applications to enterprises and eventually directly to individual customers. We hold 45% equity interest of the company.

In April 2015, we acquired 0.3% equity interest of Lifeix Inc., an Internet company that operates L99.com and Lifeix.com, for an aggregate purchase price of US$1.0 million. In December 2015, in view of business performance and near-term business outlook of Lifeix Inc. that were below our previous expectation, based on the other-than-temporary impairment assessment, we recorded an impairment loss of US$1.0 million (RMB6.4 million) to write down the equity investment.

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

Particle operates Yidian, a personalized news and life-style information application in China, which allows users to define and explore desired content over mobile devices. As Yidian links to news contents provided by third parties, we may face the risk of being subject to copyright infringement claims. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have been and expect we will continue to be exposed to intellectual property infringement and other claims, including claims based on content posted on our website and mobile applications, which could be time-consuming and costly to defend and may result in substantial damage awards and/or court orders that may prevent us from continuing to provide certain of our existing services.”

We may also have conflicts of interests with some of the affiliated companies we have invested in. Certain of our board members and executive officers hold directorship and/or senior management positions and own shares, restricted share units and/or options in these affiliated companies. For example, Mr. Shuang Liu, our director and chief executive officer, also serves as the chairman of Particle, and Mr. Ya Li, our director and president, also serves as the director and chief executive officer of Particle. Both Mr. Shuang Liu and Mr. Ya Li have been granted options by Particle as incentive share compensation. These affiliated companies may continue to grant incentive share compensation to certain of our board members and executive officers from time to time. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for these affiliated companies and us. In addition, we do not have a non-compete agreement with most of these affiliated companies and therefore neither we nor they are prohibited from entering into competition with each other in respect of our respective current businesses or new businesses. We may not be able to resolve potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with unrelated parties.

Some of the businesses we have invested in are subject to intensive regulation. As a result of such regulations which are beyond our control, our business strategies may fail. For example, Fenghuang Jingcai suspended all of its businesses operation in 2015 due to changes in regulations of online lottery ticket distribution business in China, and we recorded RMB3.2 million impairment loss for our equity investment in Fenghuang Jingcai in 2015. Similar adverse regulatory change may have a material adverse impact on the business and financial performance of our subsidiaries, affiliates and other business alliance partners. Furthermore, unanticipated costs and liabilities may be incurred in connection with those business strategies, including liabilities from the claims related to the businesses prior to our business alliances, and cost from actions by regulatory authorities.

Risks Relating to Our Corporate Structure

Phoenix TV (BVI) owns our Class B ordinary shares with 1.3 votes per share, allowing it and Phoenix TV to exercise significant influence over matters subject to shareholder approval, and their interests may not be aligned with the interests of our other shareholders.

Phoenix TV (BVI), a wholly owned direct subsidiary of Phoenix TV, owned 55.6% of our total issued and outstanding shares as of March 31, 2016. Moreover, all shares held by Phoenix TV (BVI) are Class B ordinary shares with 1.3 votes per share. As a result, Phoenix TV (BVI) held 62.0% of the total voting power of our ordinary shares as of March 31, 2016. Accordingly, Phoenix TV (BVI), and Phoenix TV through Phoenix TV (BVI), have substantial control over the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, and their interests may not align with the interests of our other shareholders. Phoenix TV (BVI) may take actions that are not in the best interest of us or our other shareholders and may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit our other shareholders. This significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors’ perception that conflicts of interest may exist or arise.

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

We cannot assure you, however, that we will be able to enforce these contracts. Although we believe we are in compliance with current PRC regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. For example, it is uncertain that how the Draft FIL, should it come in force, or its implementation rules, may impact the viability of our current corporate structure in the future. See “Item 3 Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the Draft FIL and how it may impact the viability of our current corporate structure, corporate governance and business operations.” If the PRC government determines that we do not comply with applicable laws and regulations, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our website or mobile application, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.

In August 2011, MOFCOM promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rules, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular No. 6. The MOFCOM Security Review Rules came into effect on September 1, 2011 and replaced the Interim Provisions of MOFCOM on Matters Relating to the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by MOFCOM in March 2011. According to these circulars and rules, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises having “national security” concerns. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review, MOFCOM will look into the substance and actual impact of the transaction. The MOFCOM Security Review Rules further prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that our online game business falls into the scope subject to the security review, and there is no requirement for foreign investors in those mergers and acquisitions transactions already completed prior to the promulgation of Circular No. 6 to submit such transactions to MOFCOM for security review. As we have already obtained the “de facto control” over our variable interest entities prior to the effectiveness of these circulars and rules and our current business would not have concerns on “national defense and security” or “national security,” we do not believe we are required to submit our existing contractual arrangement to MOFCOM for security review. However, as there is a lack of clear statutory interpretation on the implementation of these circulars and rules, there is no assurance that MOFCOM will have the same view as we do when applying.

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

We are a holding company, and we may rely on dividends and other distributions on equity paid by Fenghuang On-line, our PRC subsidiary, for our cash requirements, including the funds necessary to service any debt we may incur. If Fenghuang On-line incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Fenghuang On-line currently has in place with the affiliated consolidated entities in a manner that would materially and adversely affect the ability of Fenghuang On-line to pay dividends and other distributions to us. Further, relevant PRC laws, rules and regulations permit payments of dividends by Fenghuang On-line only out of its retained earnings, if any, determined in accordance with accounting standards and regulations of China. Under PRC laws, rules and regulations, Fenghuang On-line is also required to set aside a portion of its net income each year to reserve funds and staff incentive and welfare funds. Fenghuang On-line must set aside at least 10% of after-tax income each year to reserve funds prior to payment of dividends until the cumulative fund reaches 50% of the registered capital. As for staff incentive and welfare funds, the contribution percentage is to be decided by Fenghuang On-line on its own discretion. As a result of these PRC laws, rules and regulations, Fenghuang On-line is restricted from transferring a portion of its net assets to us whether in the form of dividends. As of December 31, 2015, Fenghuang On-line’s restricted reserves totaled RMB60.1 million. These restricted reserves are not distributable as cash dividends. Any limitation on the ability of our operating subsidiary to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

The exchange rates between the Renminbi and the U.S. dollar, Euro and other foreign currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. As a result, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Since July 2008, however, the Renminbi has traded within a narrow range against the US dollar. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. In April 2012, the People’s Bank of China announced that it would expand the floating range of the trading price of the Renminbi against the U.S. dollar from 0.5% to 1.0%. In March 2014, the People’s Bank of China announced that it would further expand the floating range of the trading price of the Renminbi against the U.S. dollar from 1.0% to 2.0%. Although it is difficult to predict how Renminbi exchange rates may change going forward, a more flexible currency policy could result in more significant fluctuation in the exchange rate of Renminbi against the U.S. dollar.

As we may rely on dividends and other fees paid to us by our subsidiary and affiliated consolidated entities in China, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we will receive from any offshore financing that we may undertake in the future into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes or commercial reasons, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. We recorded foreign exchange gain of RMB19.7 million in 2013, foreign exchange loss of RMB6.1 million and RMB1.1 million in 2014 and 2015, respectively, primarily due to the RMB appreciation or depreciation against the U.S. dollar. Our results of operations are sensitive to changes in exchange rates of the Renminbi. Future fluctuations that are adverse to us could have a material adverse effect on our results of operation, financial condition or liquidity.

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

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the net proceeds from any offshore financing that we may undertake in the future to make loans or additional capital contributions to our PRC subsidiaries and affiliated consolidated entities.

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

In addition, on August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC, unless it is provided for otherwise. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. As to the latest development, on March 30, 2015, SAFE issued the Circular on the Management Concerning the Reform of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015 and replaced SAFE Circular 142. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of foreign-invested enterprise may be converted into RMB capital according to the actual operation of the enterprise within the business scope at its will and the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may be used for equity investments within the PRC. However, under SAFE Circular 19, RMB capital converted from foreign currency registered capital of a foreign-invested company still may not in any case be used to advance the RMB entrusted loan or repay RMB loans if the proceeds of such loans have not been used. As such, if we engage in any offshore financing in the future and convert the net proceeds we may receive from such financing into Renminbi and repatriate these funds into China pursuant to SAFE Circular 19, our use of Renminbi funds will need to be for purposes within the approved business scope of our PRC subsidiaries, which may limit our ability to deploy our funds in the most desirable manner.

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

The “variable interest entity” structure, or the VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure— If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in Internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we would be subject to severe penalties or be forced to relinquish our interests in those operations.” Under the Draft FIL, if a variable interest entity is ultimate controlled by a foreign investor via contractual arrangement, it would be deemed as a foreign investment and thus subject to market entry clearance where such variable interest entity is engaged in the industry on the negative list. If an existing company with a VIE structure continues to engage in an industry on the negative list, the MOFCOM has proposed three possible solutions: (i) the company should declare to the MOFCOM that it is controlled by PRC entities and/or citizens, and the VIE structure would be deemed legitimate; (ii) the company should be determined by the MOFCOM that it is controlled by PRC entities and/or citizens, and the VIE structure would be deemed legitimate; or (iii) the company should pass the market access clearance by the MOFCOM. Conversely, if the actual controlling person is of a foreign nationality, then the variable interest entities will be treated as foreign invested enterprises and any operation in an industry on the negative list without market entry clearance may be considered to be illegal.

We may not be considered to be ultimately controlled by PRC entities/citizens, as (i) our company was incorporated in Cayman Islands and is currently controlled by Phoenix TV, a company listed in the main board of The Stock Exchange of Hong Kong Limited; and (ii) Mr. Liu Changle, a permanent resident of Hong Kong, is deemed to have control of Phoenix TV as defined in the Codes on Takeovers and Mergers and Share Buy-backs published by the Securities and Futures Commission of Hong Kong. The Draft FIL has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by PRC entities/citizens, while it is soliciting comments from the public. Moreover, it is uncertain whether the telecommunications and internet information services, online cultural activities, online games and other internet-based industries, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the negative list to be issued. If the enacted version of the Foreign Investment Law and the final negative list mandate further actions, such as MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we will face substantial uncertainties as to whether these actions can be timely completed, or at all. As a result, our business and financial condition may be materially and adversely affected.

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

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2016, we had 570,651,462 ordinary shares outstanding, including 317,325,360 Class B ordinary shares and 253,326,102 Class A ordinary shares part of which are represented by 30,488,985 ADSs. All ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding are available for sale upon the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. In addition, ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

According to iResearch, our online daily unique visitors was 43.9 million in December 2015, and monthly unique visitors was 291.1 million in December 2015. We have ranked third among all portals in China in terms of daily unique visitors in December 2015, according to iResearch. According to our internal data, our aggregated mobile daily unique visitors from mobile website i.ifeng.com and mobile applications reached 33.0 million in December 2015. We earn revenues from advertising and paid services, which accounted for 76.2% and 23.8% of our total revenues, respectively, in 2015.

Our net advertising revenues collectively accounted for 60.6%, 72.7% and 76.2% of our total revenues in 2013, 2014 and 2015, respectively. We provide advertising services through portal (our ifeng.com channel and video channel) and mobile channel which accounted for 71.7% and 28.3% of our net advertising revenues respectively in 2015. We recognize revenues from our advertising services on a net basis, deducting the agency service fees we pay to advertising agencies. Our number of advertisers reached 569, 612 and 705 as of December 31, 2013, 2014 and 2015, respectively.

We see mobile devices as the primary gateway for news and other media content consumption going forward. In recent years, we have taken steps to evolve our business and shift our revenue mix towards our mobile channels, which we believe have greater potential for sustainable growth over the long term, and which have demonstrated robust growth in recent quarters. Our mobile advertising revenues increased by 114.2% to RMB347.1 million (US$53.6 million) in 2015 from RMB162.1million in 2014. As part of our mobile strategy, we invested in Particle which operates Yidian, a personalized news and life-style information application in China that allows users to define and explore desired content on their mobile devices. According to TalkingData, a third party mobile app analytics company, Yidian ranked among the top three news and information applications in terms of mobile user coverage in China in February 2016. By partnering with Yidian and by continuing to strengthen our core competencies of content production capability, dedication to serious journalism and cutting-edge technology, we believe that we will be better positioned to capitalize on emerging opportunities as increasing numbers of consumers in China use Internet-enabled mobile devices to consume news and other media content.

We offer a wide variety of paid services primarily through our mobile channel, and, to a lesser extent, through our ifeng.com channel and video channel. We classify our paid service into (i) mobile value-added services, or MVAS, which includes wireless value-added services, or WVAS, mobile video, mobile digital reading, and mobile games through telecom operators’ platforms, and (ii) games and others, which includes games, content sales, and other online and mobile paid services through our own platforms. We believe such classification helps investors understand the composition of our paid services revenues, especially the breakdown and trend between revenues generated through telecom operator’s platforms and revenues generated through our own platforms. We derived 76.7% and 23.3% of our paid service revenues, respectively, from our MVAS and games and others in 2015. We generate the majority of our paid service revenues from our MVAS by providing content to mobile device users and collecting revenue shares from the relevant mobile operator. Due to the decrease in MVAS, our paid service revenues decreased from RMB467.6 million in 2013 to RMB337.3 million in 2014 and 293.5 million (US$45.3 million) in 2015.

Our Relationship with Phoenix TV

We are a subsidiary of Phoenix TV, a leading Hong Kong-based satellite TV network broadcasting Chinese language content globally and into China. Phoenix TV indirectly owned 55.6% of our ordinary shares and 62.0% of the voting power of our ordinary shares as of March 31, 2016. Fenghuang On-line and Phoenix TV entered into a cooperation agreement, or the Phoenix TV Cooperation Agreement, on November 24, 2009, which will expire on May 27, 2016. Under this agreement, Fenghuang On-line and Phoenix TV agreed to certain cooperative arrangements in the areas of content, branding promotion and technology, and Phoenix TV agreed to procure, and procured, its subsidiaries, Phoenix Satellite Television Company Limited and Phoenix Satellite Television Trademark Limited, to enter into the Content License Agreements and Trademark License Agreements, respectively, with each of our affiliated consolidated entities on November 24, 2009.

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

Considering the significant growth and changes in our business since execution of these agreements in 2009, we and Phoenix TV are working on a new set of agreements to amend and replace the above-mentioned agreements and provide the terms of our future cooperation. While each of the existing agreements would have expired in March 2016, we and Phoenix TV agreed to extend the expiration date of these agreements to May 27, 2016 so that we have more time to finalize the terms of the new agreements. If the terms of the new agreements are not as favorable to us as the existing agreements, our business and results of operations may be adversely affected. See “Risk Factors - Risks Relating to Our Business and Industry - We may not be able to continue to receive the same level of support from Phoenix TV in the future. We could lose our exclusive license to Phoenix TV’s content, which would have a material adverse effect on our paid services business, and would also negatively affect our video advertising business. Together, these impacts could have a material adverse effect on our business and results of operation.”

On February 17, 2014, our chief executive officer, Mr. Shuang Liu, was also promoted to the position of chief operating officer of Phoenix TV. The key initiative for his new position at Phoenix TV is to accelerate the convergence of TV, Internet and mobile platforms of the two companies. In his new role, Mr. Liu is tasked with strategizing, overseeing and allocating resources to implement this convergence strategy. Through this appointment, both companies can more seamlessly expand user reach on each of its media platforms, provide advertisers a one-stop shop solution, more effectively monetize the Phoenix brand across all verticals, and achieve greater cost synergies.

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

Our Content

We strive to deliver the most up-to-date, in-depth, exclusive and thought-provoking content to our users. Content selection, editing and production are core focuses of our business. We obtain our content from four sources: third-party professional media companies, Phoenix TV, our in-house production and UGC. The content we acquire covers a wide spectrum of user-targeted subjects, including news, current affairs, finance, technology, automobiles, fashion and entertainment, among others. We believe that we have provided the earliest video and text media coverage among Chinese media companies of certain major world events. We are uniquely positioned among our peers in China to be able to distribute our content on TV. We feed a substantial amount of in-house produced content and UGC to a number of Phoenix TV’s regular prime-time programs each day. We also provide our in-house produced content to overseas TV network, Taiwan CTI Television Inc., from time to time. In addition, we provide our in-house produced content to more than ten domestic TV networks, such as Shanxi Satellite TV, Guizhou Science and Education Channel and, Heilongjiang City Channel.

Third-Party Professional Content. We have entered into content licensing agreements with approximately 700 professional content providers in aggregate. We obtain our print content from major Chinese print media and news wires and selected international sources. Our Chinese content sources include companies such as China News Service, Xinhua News Agency and the People’s Daily, as well as China’s top ten image providers. Our international sources include Reuters, The Associated Press and Agence France Presse, among others. The video content we source from third parties is primarily comprised of news and documentaries, which cater to our users’ preferences. We obtain our third-party video content from major Chinese television broadcasters, such as CCTV, Shenzhen Satellite TV and Guangdong Satellite TV. The content that we source from professional third parties comprises the majority of the content on our website.

Phoenix TV Content. Phoenix Satellite Television Company Limited, a wholly owned subsidiary of Phoenix TV, has granted each of our affiliated consolidated entities an exclusive license effective until May 27, 2016 to use its copyrighted content on our Internet and mobile channels in China, pursuant to the Content License Agreements. Considering the significant growth and changes in our business since execution of these agreements in 2009, we and Phoenix TV are working on a new set of agreements to amend and replace the existing agreements and provide the terms of our future cooperation. See “Risk Factors - Risks Relating to Our Business and Industry - We may not be able to continue to receive the same level of support from Phoenix TV in the future. We could lose our exclusive license to Phoenix TV’s content, which would have a material adverse effect on our paid services business, and would also negatively affect our video advertising business. Together, these impacts could have a material adverse effect on our business and results of operation.” All of the content we obtain from Phoenix TV is video content. Since Phoenix TV’s satellite landing rights in China, outside of Guangdong Province, are limited to international residences and hotels, our integrated platform provides a convenient alternative means for people in China to view Phoenix TV’s programs. We offer live streaming broadcasts of the Phoenix Chinese Channel, the Phoenix NewsInfo Channel and the Phoenix Hong Kong Channel on ifeng.com, and deliver updated clips from a broad range of Phoenix TV’s programs on both our Internet and mobile channels. We are also able to leverage Phoenix Satellite’s global media resources, particularly for our news and finance channels.

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

UGC. UGC adds an important interactive component to the content we deliver. We generate text UGC through our blog, comment-posting and user survey services. We feed UGC from our blog, comment-posting and surveys to Phoenix TV on a number of its regular TV programs.

Content Editing and Production

Content editing and production are critical components of our content production process. We had a team of 481 editors as of December 31, 2015 organized generally by interest-based vertical. We believe that we possess a strong ability to select and distill compelling news stories and frame issues for our users in a distinctive way. Beyond distributing a large amount of news and information in a timely fashion, we provide independent social commentary and analyses. We edit our videos, primarily consisting of news, documentaries and interviews, into short clips. We organize our content by interest-based vertical and segment it further by featured topic. We actively combine text, image and video content and integrate interactive UGC, aimed at producing an engaging user experience.

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

•                  Sports. Our sports vertical offers multimedia news and information on a wide range of sporting events, and broadcasts both live and recorded domestic and international sports matches.

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

Web-based Game Platform. We operate third-party developed web-based games on our game platform, play.ifeng.com. Web-based games are games that can be played directly from the user’s Internet browser without downloading additional software. Currently our game platform only offers web-based games licensed from third parties. Our game portfolio includes role-playing, strategy and casual games. As of December 31, 2015, we offered a total of 86 licensed web-based games on our platform. We collect payments from game players through the sale of in-game virtual currencies and remit certain agreed-upon percentages of the proceeds to the game developers. The in-game virtual currencies are used by game players to purchase virtual items in the games. We record revenue from selling in-game virtual currencies net of remittances to game developers and deferred until the estimated consumption date of the virtual items, which is typically within a short period of time after purchase of the in-game virtual currency. Revenues generated from web-based games are recorded in games and others under paid services revenues.

Our Video Channel

Our video channel is comprised of our (i) dedicated online video vertical at v.ifeng.com, and (ii) video content sales business.

Our v.ifeng.com Vertical

Our v.ifeng.com vertical offers four categories of video products and services, namely (i) free online video on demand, or VOD, (ii) live Phoenix TV broadcasts, (iii) subscription online video service and (iv) pay-per-view online video service. We organize and present video content, supplemented by text, images, user surveys and comment postings on our v.ifeng.com vertical to create a value-added user experience that we believe is richer than that of watching traditional TV. According to iResearch, our v.ifeng.com site received 55.6 million average daily page views and 12.7 million average daily unique visitors in December 2015. According to the company’s data, v.ifeng.com site received 49.7 million average daily video views in December 2015.

Free Online VOD. Our free online VOD typically consist of short clips of up to five minutes of news programs, interviews, documentaries and other programs. Our VOD content is easily searchable on our website and is organized into 12 verticals of v.ifeng.com for easy browsing, including news, military affairs, documentaries, entertainment, variety shows, movies and dramas, amusements, open course, Phoenix TV, live broadcast, original works, and VIP channel.

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

Our Mobile Channel

Our mobile channel consists of our mobile Internet website i.ifeng.com, mobile applications and MVAS (Mobile Value Added Services). MVAS include mobile video services, mobile digital reading services, mobile game services and WVAS (Wireless Value Added Services). Users can access our mobile content and MVAS directly from their mobile phones: (i) on our mobile Internet website, i.ifeng.com, (ii) by downloading our applications or by opening a pre-installed application on their mobile devices, or (iii) from a mobile operator’s platforms.

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

Mobile Website i.ifeng.com

Our i.ifeng.com website is a modified version of our ifeng.com site reformatted for use on mobile devices and tailored to the preferences of our mobile users. As part of our converged platform, i.ifeng.com allows our users to access quality ifeng.com and v.ifeng.com content while they are on-the-go. Similar to ifeng.com, our i.ifeng.com features an array of interest-based and interactive verticals, as well as a mobile video site for watching free mobile VOD.

Mobile Applications

We offer a wide range of mobile applications for different mobile devices, including but not limited to:

•                  ifeng News (formerly named “Phoenix News”), which provides news in the form of text, image and video;

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

Mobile Games Services delivered through the Telecom Operators’ Platforms. We currently offer mobile games through China Mobile’s, China Unicom’s and China Telecom’s gaming platforms, which allow users to download our programs using GPRS and 3G/4G technologies.

WVAS. We also provide wireless value-added services, or WVAS, as part of our MVAS offerings through various 2G, 2.5G and 3G/4G standard technology platforms. We offer the following WVAS:

•                  SMS-based Services. We offer chat and other community services, television interactive features, such as surveys, quizzes and games.

•                  Music Services. We provide personal ring-back tones, or RBT, services, including a variety of entertaining content, such as pre-recorded messages, movie dialogues and soundtracks, and full-length songs.

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

Mobile Games

We started our mobile games business in 2014. Currently we only offer mobile games licensed from third parties. Our game portfolio includes action, role-playing and casual games operated on smartphone mobile operation systems, such as iOS and Android. As of December 31, 2015, we offered seven exclusive licensed games. We collect payments from game players through the sale of in-game virtual currencies and remit certain agreed-upon percentages of the proceeds to the game developers. The in-game virtual currencies are used by game players to purchase virtual items in the games. Revenues generated from mobile games are recorded in games and others under paid services revenues.

Our Sources of Revenues

Advertising Services

We provide advertising services primarily through our ifeng.com and video channels, our mobile Internet website i.ifeng.com and our mobile applications in our mobile channel. Our advertising team consists of direct sales, agency sales, customer support, advertising design and production, resource management, advertising strategy and sales promotion and other functions.

As is typical in China’s online advertising industry, we primarily enter into advertising service contracts through third-party advertising agencies. We mainly charge our advertisers based on the duration of their advertising exposure. Prices for advertisements on our website are fixed under our advertisement contracts, typically at a discount to our listing prices. Although our advertising services are primarily on our PC platform including ifeng.com and video channels at present, we expect our advertising services on our mobile channel to continue to increase going forward. In addition to advertising services we offer on our ifeng.com, video and mobile channels, we also, together with Phoenix TV, provide bundled new media and TV advertising solutions to certain of Phoenix TV’s advertisers.

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

We have a diverse advertising client base, including both Chinese and international brand advertisers. Our number of advertisers reached 569, 612 and 705 as of December 31, 2013, 2014 and 2015, respectively. Our top ten advertisers accounted for 25.8% of our total advertising revenues in 2015. Our advertisers generally are in the automobile, food & beverages, e-commerce, financial services, Internet services, medical services, IT products, cosmetic products, luxury brands, airline, health care, education and communication services industries.

Paid Services

The following table sets forth our paid service offerings on telecom operators’ platforms and our own platforms and the percentage contribution of our various paid services to our paid service revenues and our total revenues in 2015.

Paid Service Offerings (1)	% of Paid Service Revenues	% of Total Revenues
MVAS	76.7	18.2
Wireless value-added services, or WVAS, mobile video, mobile digital reading, and mobile games through telecom operators’ platforms
Games and others	23.3	5.6
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

We believe that our distinguished content and high-quality services lead to strong word-of-mouth promotion, which drives consumer awareness of our brand in China. In addition, our engagement in philanthropic activities, such as our Annual Forever Happiness Charity Gala Dinner (“美丽童行”), helps associate our brand with social responsibility.

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

Product Development

In 2015, we continued to improve our advertising solution products as well as focus on improving our convergence model across PC, mobile and TV in order to provide our users easier access to our premium content through any device. In particular, we continued to introduce and improve our mobile applications and strengthened commercial products in certain of our verticals. For example, we internally developed an analytic platform named Feng Yan (“凤眼”) to track and analyze real-time traffic data. Through Feng Yan we can better understand user’s profile and reading preference, and provide reference data for future content production and performance advertising solution. We also launched a fashion vertical application named Shi Zhuang (“识装”), which focuses on user generated content and user communication and interaction. In 2013, 2014 and 2015, our total technology and product development expenses, including related share-based compensation were RMB108.7 million, RMB150.0 million and RMB170.7 million (US$26.4 million), respectively.

Infrastructure and Technology

Our technology platform has been designed for reliability, speed, scalability and flexibility and is administered by our in-house technology department. We have access to a network of approximately 3,200 self-owned and leased servers across China mainland, Hong Kong and North America with power supply and power generator backup. We have developed our server operations based on Linux and other open source softwares, which has allowed us to lower software related investment and enhance our network reliability.

Content Management Technology. We have internally developed a leading new media content management system, which fully integrates our ifeng.com, video and mobile channels. The strength of our content management system is evidenced by our cooperation with Dayang Development Technology, Inc. China’s largest manufacturer of TV broadcasting technology, which we entered into in August 2010 to sell new media content management solutions for provincial and local TV stations in China. We have also developed a new consolidated system, CMPP (Content Management Programmable Platform), for content management and delivery, which focuses on HTML5 and mobile applications.

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

Cloud Computing. Our technology department began researching the use of a cloud computing system in 2011 to modify our network and system infrastructure and lower our content delivery and system maintenance costs. We have built a distributed file system, which provides file access services to our content management system, and is anticipated to become a streaming media service and core storage system for each of our CDN nodes. We have commenced our distributed computing platform project, which provide large-scale computer capacity support for our raw access log and transcoding computing-intensive applications. We have also deployed an open source virtualization cluster to integrate multiple small applications, which significantly reduced our IT costs.

Intelligent Recommender System (IRS). Our technical department developed a real-time, personalized recommender system, which produce a list of contents through collaborative and content-based filtering, to predict contents that the user may have an interest in, and to recommend additional items with similar properties.

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

While we believe that our integrated platform business model and targeted user base is unique, on the whole, from other companies in China, we compete with other content and service providers in each of our individual channels for user traffic, advertising revenue and fee-based services. In online content and service provision, we compete primarily with NetEase, Inc., Sina Corporation, Sohu.com Inc. and Tencent Technology Limited. In video, we compete with a number of online video companies, including Youku Tudou Inc., iqiyi.com, Sohu video, QQ video, PPlive.com and China Network Television, or CNTV. In mobile Internet, we primarily compete against NetEase, Inc., Sina Corporation, Sohu.com Inc., Tencent Technology Limited., Today’s Headline and Kong Zhong Corporation.

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

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. We also enter into confidentiality, non-compete and invention assignment agreements with our employees and consultants and nondisclosure agreements with selected third parties. We had 83 PRC software registrations and owned 19 domain names, including ifeng.com, as of March 31, 2016.

We have also designed proprietary logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2016, Tianying Jiuzhou owned 97 PRC registered trademarks, six of which were transferred from Phoenix Satellite Trademark Limited, and Yifeng Lianhe owned 20 PRC registered trademarks. In addition, Tianying Jiuzhou had submitted 22 registration applications relating to 10 logo designs, and Yifeng Lianhe had submitted one registration application relating to one logo design, to the PRC Trademark Office. Both of our affiliated consolidated entities continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited. Therefore we are currently not in compliance with a notice of the MIIT which requires ICP License-holders to own the trademarks used in their value-added telecommunications businesses. For information about the risks related to our use of licensed trademarks and our plans to remedy such risks, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our Affiliated Consolidated Entities and their respective shareholders do not own the trademarks used in their value-added telecommunications services, which may subject them to revocation of their licenses or other penalties or sanctions.”

Employees

We had approximately 1,666, 1,969 and 1,521 employees as of December 31, 2013, 2014 and 2015, respectively. The table below sets forth the number of employees categorized by function as of December 31, 2015:

Function	Number of Employees
Management and administration	204
Content development	481
Mobile products and services	179
Technology and product development	296
Sales and marketing	361
Total	1,521

As of December 31, 2015, we had 1,306, 107 and 82 employees located in Beijing, Shanghai and Guangzhou, respectively, and 26 employees located in other locations in China. Currently we do not have any employees located outside of China.

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

Legal and Administrative Proceedings

We are currently not a party to any material legal or administrative proceedings and are not aware of any pending or threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. From January 1, 2015 to March 31, 2016, we have been subject to 44 cases in the PRC, 34 of which have been concluded. The aggregate amount of damages awards and settlements paid by us was RMB0.5 million.

Facilities

Our executive office is located at Sinolight Plaza, Floor 16, No. 4 Qiyang Road, Wangjing, Chaoyang District, Beijing 100102, People’s Republic of China. We maintain a number of offices in Beijing, Shanghai and Guangzhou under leases with terms ranging from one to five years.

The following table describes each of our major offices as of December 31, 2015:

Location	Space (in square meters)	Usage of Property	Expiration Dates
Beijing	14,999	Office	June 30, 2017
Beijing	2,410	Office	October 14, 2016
Guangzhou	1,160	Office	August 31, 2018
Shanghai	1,006	Office	May 31, 2017

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

Draft Foreign Investment Law

On January 19, 2015, the MOFCOM published the Draft FIL, on its official website for public comments, which mainly covers: ( i ) definition of foreign investors and foreign investments, (ii) market entry clearance, (iii) national security review, (iv) information reporting, (v) investment promotion and protection as well as handling of complaints, (vi) legal liabilities and (vii) other general and miscellaneous provisions. The MOFCOM also published an explanatory note to the Draft FIL on its official website. The Draft FIL, once enacted, will eventually replace the trio of the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law as well as their implementation rules and ancillary regulations, and will consolidate and simplify the various regulatory requirements on foreign investments.

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

•                  The VIE structure, will fall into the jurisdiction of the Draft FIL, and certain potential solutions was proposed to apply to the existing VIE structures. See “Item 3: Key Information—D. Risk Factors—Risks Relating to Doing Business in China— Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations”.

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

We have also designed proprietary logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2016, Tianying Jiuzhou owned 97 PRC registered trademarks, six of which were transferred to it from Phoenix Satellite Trademark Limited, and Yifeng Lianhe owned 20 PRC registered trademarks. In addition, Tianying Jiuzhou had submitted 22 registration applications relating to 10 logo designs, and Yifeng Lianhe had submitted one registration application relating to one logo design, to the PRC Trademark Office. Both of our affiliated consolidated entities continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited. Therefore we are currently not in compliance with the MIIT 2006 Notice.

All “ ifeng ” related trademarks used by the Company have been transferred to our affiliated consolidated entities. In addition, we will continue to examine the possibility of the transferring to our affiliated consolidated entities all or part of the ownership of additional licensed logos currently used by them in a manner that would meet the requirements of PRC trademark regulations in due course in the future. For information about the risks related to our use of licensed trademarks, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our affiliated consolidated entities and their respective shareholders do not own the trademarks used in their value-added telecommunications services, which may subject them to revocation of their licenses or other penalties or sanctions.”

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

Regulation of Online Transmission of Audio-Visual Programs

On July 6, 2004, SARFT promulgated the Measures for the Administration of Publication of Audio-Visual Programs through the Internet or Other Information Networks, or the 2004 Internet A/V Measures, which was revised on August 28, 2015. The 2004 Internet A/V Measures apply to activities relating to the opening, broadcasting, integration, transmission or download of audio-visual programs via the Internet or other information networks. An applicant who engages in the business of transmitting audio-visual programs must obtain a license from GAPPRFT in accordance with its category of business, including receiving terminals, transmission networks and other items. Foreign-invested enterprises are not allowed to engage in the above business. Pursuant to the Certain Decisions on the Entry of the Non-State-owned Capital into the Cultural Industry, and the Several Opinions on Canvassing Foreign Investment into the Cultural Sector promulgated in 2005 non-State-owned capital and foreign investors are not allowed to conduct the business of transmitting audio-visual programs via an information network.

On December 20, 2007, SARFT and MII jointly promulgated the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, which came into effect on January 31, 2008 and was revised on August 28, 2015. The Audio-Visual Program Provisions apply to the provision of audio-visual program services to the public via the Internet (including mobile network) in China. Providers of Internet audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by GAPPRFT or complete certain registration procedures with GAPPRFT. Providers of Internet audio-visual program services are generally required to be either State-owned or State-controlled by the PRC government, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for Internet audio-visual program service determined by GAPPRFT. In a press conference jointly held by SARFT and MII to answer questions with respect to the Audio-Visual Program Provisions in February 2008, SARFT and MII clarified that providers of Internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to register their business and continue their operation of Internet audio-visual program services so long as such providers have not been in violation of laws and regulations.

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

Regulation of the Production of Radio and Television Programs

On July 19, 2004, SARFT promulgated the Regulations on the Administration of Production of Radio and Television Programs, or the Radio and TV Programs Regulations, which came into effect as of August 20, 2004 and was revised on August 28, 2015. Under the Radio and TV Programs Regulations, any entities that engage in the production of radio and television programs are required to apply for a license from GAPPRFT or its provincial branches. Entities with the Permit for Production and Operation of Radio and TV Programs must conduct their business operations in strict compliance with the approved scope of production and operation. Furthermore, entities other than radio and TV stations are strictly prohibited from producing radio and TV programs covering contemporary political news or similar subjects and columns.

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

Pursuant to the Tentative Administrative Measures on Internet Publication, or the Internet Publication Measures, jointly promulgated by MII and GAPP and effective on August 1, 2002, Internet publishers must secure approval, or the Internet Publication license, from GAPP to conduct Internet publication activities, including operating of online games. In February 2016, the GAPPRFT and the MIIT jointly issued the Administrative Measures on Network Publication, which took effect in March 2016 and replaced the Internet Publication Measures. Pursuant to the Administrative Measures on Network Publication, Internet publishers must be approved by and obtain a Network Publication Service License from GAPPRFT in order to provide network publication services. In addition, the Administrative Measures on Network Publication does not stipulate explicitly whether the holder of Internet Publication License should reapply and obtain the Network Publication Service License within the valid term.

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

On June 4, 2009, the MOC and MOFCOM jointly issued the Notice on Strengthening the Administration of Online Game Virtual Currency, or the Virtual Currency Notice, to regulate the trading of online game virtual currencies. The Virtual Currency Notice defines the meaning of virtual currency and places a set of restrictions on the trading and issuance of virtual currency. The Virtual Currency Notice also reiterates that virtual currency can only be provided to users in exchange for an RMB payment and can only be used to pay for virtual goods and services of the issuers.  In addition, the Virtual Currency Notice states that online game operators are not allowed to give out virtual items or virtual currency through lottery-base activities, such as lucky draws, betting or random computer sampling, etc., in exchange for user’s cash or virtual money. We provide extra free virtual currencies to game users as they buy virtual currencies from us. For more information regarding regulatory risks related to our online games business, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry— If we fail to obtain or maintain all applicable permits and approvals, or fail to comply with PRC regulations, relating to online games, our ability to conduct our online game business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions.”

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

Tianying Jiuzhou is currently operating our online games business. Tianying Jiuzhou also provides Internet music products on our website. As of the date of this annual report, Tianying Jiuzhou has been granted the Online Culture Operating Permit with a permitted scope including the operation of online music, art and entertainment products, online game products (including virtual currencies for online games), art products, play performance, animation products and organization of exhibition or race of the online cultural products. Tianying Jiuzhou has also obtained an Internet Publication License from GAPPRFT with respect to books and periodicals published on the Internet, including the mobile Internet, and online and mobile games. Yifeng Lianhe, which generates a small amount of our online game service revenues, has not obtained an Internet Publication License or a Network Publication Service License. For more information regarding regulatory risks of our online games business, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain or maintain all applicable permits and approvals, or fail to comply with PRC regulations, relating to online games, our ability to conduct our online game business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions.”

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

Regulation of Internet Publication

GAPPRFT is the government agency regulating publishing activities in the PRC. On June 27, 2002, MII and GAPP jointly promulgated the Tentative Administration Measures on Internet Publication, or the Internet Publication Measures, which took effect on August 1, 2002. The Internet Publication Measures require Internet publishers to secure approval, or the Internet Publication License, from GAPPRFT to conduct Internet publication activities.  In February 2016, the GAPPRFT and the MIIT jointly issued the Administrative Measures on Network Publication, which took effect in March 2016 and replaced the Internet Publication Measure. The Administrative Measures on Network Publication further strengthen and expand supervision over and management of network publication services, and require Internet publishers to be approved by and obtain a Network Publication Service License from GAPPRFT. Pursuant to the Administrative Measures on Network Publication, “network publication services” refers to activities including providing network publications to the public through information network, and “network publications” refers to digitalized works with publishing features such as editing, producing and processing. The Administrative Measures on Network Publication also detailed qualifications and application procedures for obtaining a Network Publication Service License.

User generated content, the programs we select, produce and/or edit for users’ browsing, reading or downloading or our online games may be deemed a kind of “Internet publication” and the relevant authority could require us to obtain a Network Publication Service License. Tianying Jiuzhou has obtained an Internet Publication License from GAPPRFT. However, Yifeng Lianhe has not obtained this license. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain or maintain all applicable permits and approvals, or fail to comply with PRC regulations, relating to online games, our ability to conduct our online game business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions.”

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

MIIT issued the Administrative Provisions on Short Message Services for Communication on May 19, 2015, which became effective on June 30, 2015. According to such provisions, an entity shall obtain relevant telecommunications business license (“the relevant licenses”) to engage in short message service.

In order to comply with these laws and regulations, Tianying Jiuzhou and Yifeng Lianhe have obtained the relevant licenses, for provision of information via mobile networks. In addition, we have certain personnel to examine and screen on contents of short messages and keep the relevant records as required by the law.

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

Regulation of Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits the infringement of such rights. In recent years, PRC government authorities have passed regulations on Internet use to protect personal information from unauthorized disclosure. The Internet Measures prohibit an ICP service operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. The regulations also authorize the relevant telecommunications authorities to order ICP service operators to rectify unauthorized disclosures. ICP service operators are subject to legal liability if unauthorized disclosure results in damages or losses to users. The PRC government, however, has the power and authority to order ICP service operators to turn over personal information if an Internet user posts any prohibited content or engages in illegal activities on the Internet. Pursuant to the Information Protection Decision issued by the Standing Committee of the National People’s Congress of the PRC and the Order for the Protection of Telecommunication and Internet User Personal Information issued by MIIT on July 16, 2013, or the Order, any collection and use of user personal information shall be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scope. The Information Protection Decision and the Order further states that Inter net service providers and other enterprises and institutions must keep users’ personal information that is gathered in the course of their business activities confidential and are further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violations of the Information Protection Decision or the Order may subject such companies to penalties such as warnings, fines, confiscation of its unlawful income, revocation of licenses, cancellation of filings, shutdown of their websites or even criminal liabilities.

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

According to PRC Advertisement Law and relevant rules and regulations, companies that engage in advertising activities must obtain from SAIC or its local branches a business license which specifically includes advertising within its business scope. PRC advertising laws and regulations set forth certain content requirements for advertisements in the PRC including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for their advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. The release or delivery of advertisements through the Internet shall not impair the normal use of the users. Advertisements released in pop-up forms on a webpage and other forms shall indicate the close flag in prominent manner and ensure one-key close. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to eliminate the effect of illegal advertisement. In circumstances involving serious violations, SAIC or its local branches may revoke violators’ licenses or permits for their advertising business operations.

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

Regulation of Internet Copyrights

In order to address copyright issues relating to the Internet, in December 2012, the PRC Supreme People’s Court adopted the Provisions on Certain Issues Concerning the Applicable Laws in the Trial of Civil Cases Involving Disputes over Infringement of the Right of Dissemination through Information Networks, or the Provisions, which provides that the courts will require ICP service providers to remove not only links or content that have been specifically mentioned in the notices of infringement from right holders, but also links or content they “should have known” to contain infringing content. The Provisions further provide that where an ICP service provider has directly obtained economic benefits from any content made available by an internet user, it has a higher duty of care with respect to internet users’ infringement of third-party copyrights. According to the Copyright Law, an infringer may be subject to various consequences, which include stopping the infringement, eliminating the damages, apologizing to the copyright owners and compensating the loss of copyright owners. The Copyright Law further provides that the infringer shall compensate the actual loss suffered by the copyright owner. If the actual loss of the copyright owner is difficult to determine, the illegal income received by the infringer as a result of the infringement shall be deemed as the actual loss or if such illegal income is difficult to be determine, the court may decide the amount of the actual loss up to RMB500,000.

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

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. Pursuant to SAFE Circular 142, Renminbi capital obtained from settlement of the foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the applicable government authority and unless otherwise specifically provided by law, such Renminbi capital cannot be used for domestic equity investments. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. As a result, the use of such Renminbi capital may not be altered without the SAFE’s approval, and such Renminbi capital may not be used to repay Renminbi loans if the relevant loan proceeds have not been used. As to the latest development, on March 30, 2015, SAFE issued the Circular on the Management Concerning the Reform of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015 and replaced SAFE Circular 142. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of foreign-invested enterprise may be converted into RMB capital according to the actual operation of the enterprise within the business scope at its will and the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may be used for equity investments within the PRC. However, under SAFE Circular 19, RMB capital converted from foreign currency registered capital of a foreign-invested company still may not in any case be used to advance the RMB entrusted loan or repay RMB loans if the proceeds of such loans have not been used.

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

On February 13, 2015, SAFE issued the Circular on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investments, or SAFE Circular 13, pursuant to which the administrative examination and approval procedures with SAFE or its local branches relating to the foreign exchange registration approval for domestic direct investments as well as overseas direct investments have been cancelled, and qualified banks are delegated the power to directly conduct such foreign exchange registrations under the supervision of SAFE or its local branches. SAFE Circular 13 took effect on June 1, 2015.

Regulation of Foreign Exchange Registration of Offshore Investment by PRC Residents

On July 4, 2014, SAFE issued the Circular on Several Issues Concerning Foreign Exchange Administration of Domestic Residents Engaging in Overseas Investment, Financing and Round-Trip Investment via Special Purpose Vehicles, or SAFE Circular 37, which became effective on the same date. SAFE Circular 37 and its detailed guidelines require PRC residents to register with the local branch of SAFE before contributing their legally owned onshore or offshore assets or equity interest into any special purpose vehicle, or SPV, directly established, or indirectly controlled, by them for the purpose of investment or financing; and when there is (i) any change to the basic information of the SPV, such as any change relating to its individual PRC resident shareholders, name or operation period or (ii) any material change, such as increase or decrease in the share capital held by its individual PRC resident shareholders, a share transfer or exchange of the shares in the SPV, or a merger or split of the SPV, the PRC resident must register such changes with the local branch of SAFE on a timely basis. According to the relevant SAFE rules, failure to comply with the registration procedures set forth in SAFE Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore companies of SPVs, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from such offshore entity, and may also subject the relevant PRC residents and onshore companies to penalties under PRC foreign exchange administration regulations. Further, failure to comply with various SAFE registration requirements described above would result in administrative penalties or even criminal liabilities under PRC laws. On February 13, 2015, SAFE issued SAFE Circular 13, which is the Circular on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investments. Under SAFE Circular 13, qualified banks are delegated the power to register all PRC residents’ investments in SPVs pursuant to SAFE Circular 37, saving for supplementary registration application made by PRC residents who failed to comply with SAFE Circular 37, which shall still fall into the jurisdiction of the local branch of SAFE. SAFE Circular 13 took effect on June 1, 2015.

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

In 2014, we invested approximately RMB4.5 million in Fenghuang Jingcai, a company engaged in online lottery ticket distribution, and hold 45.06% equity interest of the company.

In October 2014, we acquired Series B convertible redeemable preferred shares of Particle, representing 9.34% of the equity interest in Particle on an as-if converted basis, with a total cash consideration of US$6.0 million. Particle owns the mobile application Yidian, a personalized news and life-style information application in China, which allows users to define and explore desired content over mobile devices. In December 2014, we acquired ordinary shares of Particle, representing 9.08% of the equity interest in Particle on an as-if converted basis, with a cash consideration of US$5.0 million and a number of our ordinary shares with fair value of US$2.8 million. We owned 18.42% of the equity interest in Particle on an as-if converted basis as of December 31, 2014. In April 2015, we acquired Series C convertible redeemable preferred shares of Particle with a cash consideration of US$30.0 million, and we also acquired additional ordinary shares and Class A ordinary shares of Particle from certain existing shareholders for an aggregate purchase price of US$27.6 million. Each ordinary share and each Class A ordinary share held by us was repurchased by Particle, and one Series C convertible redeemable preferred share for each such ordinary share or Class A ordinary share was issued to us. Following this series of transactions, we held an aggregate of approximately 46.95% of the equity interest in Particle. As of December 31, 2015, the carrying value of our investment in Particle was US$79.3 million. On January 28, 2016, our board of directors authorized us to grant short-term unsecured loans to Particle in an aggregate principal amount of up to US$20 million at an interest rate of 4.35% per annum and with a term of twelve months. We have granted all of US$20 million loans to Particle as of the date of this annual report. Particle is required to use the proceeds of the loans for its working capital requirements in the ordinary course of its business.

In December 2014, we lost control over Tianbo, a previously consolidated subsidiary, as the result of disposition of certain equity interest of Tianbo. As we have significant influence over financial and operating decision-making after deconsolidation, we account for the retained 50% equity interests by using the equity method of accounting. Tianbo is principally engaged in exclusive operation of the real property channel and exclusive sales of real property advertisements for ifeng.com.

In January 2015, in order to leverage our brand, content platform and large user base to expand into more entertainment related businesses, we established a new subsidiary, Meowpaw. Meowpaw plans to engage in creating intellectual properties, related games, books, movies and animations, etc. We provided RMB34.0 million financial support to Meowpaw to fund its operations.

In January 2015, we acquired 5% equity interest of Lilita from a family member of the chairman of Phoenix TV, for an aggregate purchase price of RMB0.5 million. Lilita is principally engaged in P2P lending and reward-based crowd-funding businesses.

In February 2015, we invested approximately RMB4.5 million in Hangzhou Qike, a company engaged in providing risk management and credit control based on big data analysis and the provision of financial applications to enterprises and eventually directly to individual customers. We hold 45% equity interest of the company.

In April 2015, we acquired 0.3% equity interest of Lifeix Inc., an Internet company that operates L99.com and Lifeix.com, for an aggregate purchase price of US$1.0 million.

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

We have consolidated the financial results of each of Tianying Jiuzhou and its subsidiaries and Yifeng Lianhe in our consolidated financial statements in accordance with U.S. GAAP. In 2015, Tianying Jiuzhou and its subsidiaries accounted for 90.2% of our total revenues, and Yifeng Lianhe accounted for 3.3% of our total revenues.

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

Pursuant to the technical service agreements, the affiliated consolidated entities have each agreed to pay to Fenghuang On-line an amount equal to a certain percentage of their respective annual revenues, plus a special service fee for certain services rendered by Fenghuang On-line at the request of the relevant affiliated consolidated entity. However, the technical service agreements also provide that notwithstanding such agreement as to payment, the actual amount of the service fee may be adjusted upon mutual agreement of the parties. Historically, the affiliated consolidated entities have deducted relevant costs and expenses from the amount that is subject to the service fee payment. In 2013, 2014 and 2015, the affiliated consolidated entities transferred technical service fees of RMB380.9 million, RMB414.4 million and RMB236.4 million (US$36.5 million), respectively, to Fenghuang On-line and its subsidiary.

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

Our Relationship with Phoenix TV

We are currently a subsidiary of Phoenix TV, the leading Hong Kong-based satellite TV network broadcasting Chinese language content globally and into China. Phoenix TV owned 55.6% of our outstanding ordinary shares and 62.0% of the voting power of our ordinary shares as of March 31, 2016. Phoenix TV first reported its new media business as one of its business segments in its annual report submitted to the Hong Kong Stock Exchange for the year ended December 31, 2007. Fenghuang On-line entered into a cooperation agreement with Phoenix TV, or the Phoenix TV Cooperation Agreement on November 24, 2009. Under this agreement Fenghuang On-line and Phoenix TV agreed to certain cooperative arrangements in the areas of content, branding, promotion and technology and Phoenix TV agreed to procure and procured its subsidiaries, Phoenix Satellite Television Company Limited and Phoenix Satellite Television Trademark Limited, to enter into the Content License Agreements and Trademark Licenses Agreements, respectively, with each of our affiliated consolidated entities on November 24, 2009.

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

As compensation for the rights granted to Fenghuang On-line under the Phoenix TV Cooperation Agreement, Fenghuang On-line is obligated to pay Phoenix TV an annual service fee in the amount of RMB1.6 million for the first year of the agreement that incrementally increases by 25% for each subsequent year of the agreement. In the event that Phoenix TV’s indirect voting interest in Fenghuang On-line decreases to 50% or below, Phoenix TV has the right to amend the annual service fee, provided that it may not be raised to more than 500% of the original annual service fee. Considering the significant growth and changes in our business since execution of these agreements in 2009, we and Phoenix TV are working on a new set of agreements to amend and replace the Phoenix TV Cooperation Agreement, the Content License Agreements and the Trademark License Agreements and provide the terms of our future cooperation. While each of these agreements would have expired in March 2016, we and Phoenix TV agreed to extend the expiration date of these agreements to May 27, 2016 so that we have more time to finalize the terms of the new agreements. If the terms of the new agreements are not as favorable to us as the existing agreements, our business and results of operations may be adversely affected. For more information about these agreements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions and Agreements with Phoenix TV and Certain of its Subsidiaries.”

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

According to iResearch, our online daily unique visitors was 43.9 million in December 2015, and monthly unique visitors was 291.1 million in December 2015. We have ranked third among all portals in China in terms of daily unique visitors in December 2015, according to iResearch. According to our internal data, our aggregated mobile daily unique visitors from mobile website i.ifeng.com and mobile applications reached 33.0 million in December 2015. We earn revenues from advertising and paid services, which accounted for 76.2% and 23.8% of our total revenues, respectively, in 2015.

Our net advertising revenues collectively accounted for 60.6%, 72.7% and 76.2% of our total revenues in 2013, 2014 and 2015, respectively. We provide advertising services through portal and mobile channels which accounted for 71.7% and 28.3% of our net advertising revenues respectively in 2015. We recognize revenues from our advertising services on a net basis, deducting the agency service fees we pay to advertising agencies. Our number of advertisers reached 569, 612 and 705 as of December 31, 2013, 2014 and 2015, respectively.

We offer a wide variety of paid services primarily through our mobile channel, and, to a lesser extent, through our ifeng.com channel and video channel. We classify our paid service into (i) mobile value-added services, or MVAS, which includes wireless value-added services, or WVAS, mobile video, mobile digital reading, and mobile games through telecom operators’ platforms, and (ii) games and others, which includes web-based games, content sales, and other online and mobile paid services through our own platforms. We derived 76.7% and 23.3% of our paid service revenues, respectively, from our MVAS and games and others in 2015. We generate the majority of our paid service revenues from our MVAS by providing content to mobile device users and collecting revenue shares from the relevant mobile operator. Due to the decrease in wireless value-added services with telecom operators, our paid service revenues decreased from RMB560.7 million to RMB447.7 million in 2014. Due to the decrease in revenues generated form mobile value-added services with telecom operators and web-based games on our game platform, our paid service revenues decreased to RMB382.7 million (US$59.1 million) in 2015.

Our business and operating results are affected by general factors affecting China’s new media industry, which include China’s overall economic growth, per capita disposable income, the trend of media convergence, growth of new media and its popularity as an advertising medium, growth of Internet (including mobile Internet) penetration, adoption of paid services, including 3G /4G mobile services, and smart phones. Unfavorable changes in any of these general industry conditions could negatively affect demand for our services and negatively and materially affect our results of operations.

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

Basis of Presentation; Principles of Consolidation and Recognition of Noncontrolling Interests

The consolidated financial statements include the financial statements of us, our subsidiaries, our affiliated consolidated entities, and the subsidiaries of our affiliated consolidated entities. The consolidated financial statements have been prepared in accordance with U.S. GAAP and on a going concern basis. All significant transactions and balances among us, our subsidiaries, our affiliated consolidated entities and the subsidiaries of our affiliated consolidated entities have been eliminated upon consolidation. We consolidate our affiliated consolidated entities and the subsidiaries of our affiliated consolidated entities as required by Accounting Standards Codification, or ASC, 810 Consolidation, because Fenghuang On-line and Qieyiyou (Beijing) Information Technology CO., Ltd. , or Qieyiyou hold all the variable interests of our affiliated consolidated entities and the subsidiaries of our affiliated consolidated entities and has been determined to be the primary beneficiary of our affiliated consolidated entities.

Use of Estimates

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates. These estimates and assumptions include, but are not limited to, the accounting for advertising and paid service revenues, the determination of estimated selling prices of multiple elements revenues contract, accounting for income taxes and uncertain tax positions, allowance for doubtful accounts, share-based compensation, consolidation, foreign currency translation, determination of the estimated useful lives of property and equipment and intangible assets, assessment of impairment of long-lived assets and equity investments, determination of fair value of financial instrument and determination of the fair value of retained equity interest in deconsolidation.

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

Advertising revenues are derived principally from advertising arrangements where the advertisers pay to place their advertisements on our website in different formats over a particular period of time. Such formats generally include, but are not limited to, banners, text-links, videos, logos, buttons and rich media. Advertisements on our website are generally charged on the basis of duration, and advertising contractual arrangements are entered to establish the fixed price and the advertising services to be provided. Where collectability is reasonably assured, advertising revenues from advertising contractual arrangements are recognized ratably over the contract period of display.

The majority of our advertising revenue arrangements involve multiple element deliverables, including placements of different advertisement formats on our website over different periods of time. We break down the multiple element arrangements into single units of accounting when possible, and allocate total consideration to each single unit of accounting using the relative selling price method. For most deliverables in its multiple element arrangements, we use our best estimate of the selling price in the allocation as the vendor-specific objective evidence or third-party evidence of selling price is not available for those deliverables. The best estimate of the selling price is determined based on the publicly published advertising rate card, times the relevant discount rates, which are taking into considerations of the historical trend, the pricing of advertising areas sold with similar popularities, advertisements with similar formats and quoted prices from competitors, and other relevant market conditions. We recognize revenue on the elements delivered and defer the recognition of revenue for the estimated value of the undelivered elements until the remaining obligations have been satisfied. Where all of the elements within an arrangement are delivered uniformly over the agreement period, the revenues are recognized on a straight-line basis over the contract period.

We provide cash incentives in the form of agency service fees to certain third-party advertising agencies based on their sales performance, and account for such incentives as a reduction of revenue in accordance with ASC 605-50-25, Customer Payments and Incentives: Recognition.

We enter into barter transaction s involving advertising services and follow ASC 605-20, Revenue Recognition: Services. Such barter transactions should be recorded at fair value only if such value of the advertising surrendered in the transaction is determinable within reasonable limits. We did not recognize revenues and expenses for advertising-for-advertising barter transactions since the fair value of the advertising services surrendered or received in the transaction is not determinable. Except for advertising-for-advertising barter transactions, we recognize revenue from barter transactions involving exchanging advertising services for content, technical, marketing services and others.

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

We mainly contract with China Mobile and its subsidiaries, and to a lesser degree, with other mobile operators, for billing, collection and transmission services related to the MVAS offered to our users. The determination of whether to record these revenues using the gross or net method is based on an assessment of various factors. The primary factors are whether we are acting as the principal in offering services to the customer or as an agent in the transaction, and the specific requirement of each contract. For most of mobile game services delivered through telecom operators and most WVAS, we are responsible to provide desired services to the customers and have primary responsibility and broad discretion to establish price. Therefore, we are considered the primary obligor in these transactions, and revenues from these services are recorded on a gross basis. Most of revenues from mobile digital reading services, music services and mobile video services are recorded on a net basis as we are acting as an agent of operators in these transactions. If the terms of the arrangement with operators were to change and cause the gross indicators to not be met, we would need to record our MVAS revenues on a net basis. Consequently, recording MVAS revenues on a net basis would cause a significant decline in our total revenues and could have a significant impact on our gross profit margin.

Due to the time lag between when the services are rendered and when the mobile operators’ billing statements are received, most MVAS revenues are estimated based on our internal billing records and transmissions for the month, adjusting for prior periods’ confirmation rates with operators and prior periods’ discrepancies between internally estimated revenues and actual revenues confirmed by operators. There was no significant difference between our estimates and the operators’ billing statements for all the years presented.

We also contract with China Mobile to provide news contents and other services to support China Mobile’s own mobile newspaper products. A fixed fee is charged for the contract, and the revenues attributable to the news contents are recognized on a straight-line basis over the periods in which the news contents are provided. Revenues attributable to other services are recognized when the other services are provided.

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

Mobile games are licensed from third-party developers. The game portfolio includes action, role-playing and casual games operated on smartphone mobile operation systems, such as iOS and Android. The basic game play functions are free of charge, and players are charged for purchases of in-game virtual items, including perpetual and consumable items. Revenues are recognized over the estimated lives of the perpetual items purchased by game players or as the consumable items are consumed. Most of the mobile game revenues are recorded on a gross basis as we are acting as the principal in offering services to the customers in the transactions.

We also provide online literature and provide video programming through our online subscription and pay-per-view services to the customers. Revenues from these services, which are recorded on a gross basis, are recognized evenly over the subscription period, or in the period in which a pay-per-view service is provided.

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

Expense Allocation with Phoenix TV

We and Phoenix TV Group have engaged in various mutual cooperation activities in content, branding and promotions, technical support and corporate management. There were no payments for these arrangements until November 2009, when we entered into the Phoenix TV Cooperation Agreement which stipulates the costs and expenses charged to us related to content and other services provided by Phoenix TV Group. The agreement was effective as of January 1, 2010. Accordingly, the related costs and expenses were recorded by us based on the Phoenix TV Cooperation Agreement. On March 28, 2011, Phoenix TV and we agreed to extend the Phoenix TV Cooperation Agreement’s expiration date from November 2014 to March 2016. The consideration arrangements for the cooperation remained unchanged. And on March 24, 2016, Phoenix TV and we agreed to extend the Phoenix TV Cooperation Agreement’s expiration date from March 27, 2016 to May 27, 2016.

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

We adopt the Black-Scholes option pricing model to determine the fair value of share options based on the fair value of underlying ordinary share at the grant date. The assumptions used in calculating the fair value of share options represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. The fair values of the options granted during 2013, 2014 and 2015 used the following assumptions.

	For the Years Ended December 31,
	2013	2014	2015
Expected volatility rate	57.6%-58.42%	56.1%-57.5%	54.23%-54.32%
Expected dividend yield	—	—	—
Expected term (years)	6.16	5.81-6.16	5.91-6.16
Risk-free interest rate (per annum)	1.54%-1.88%	1.43%-1.88%	1.90%-1.98%

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

Fair Value Determination Related to Financial Instruments Accounted for at Fair Value

We have a significant amount of financial instruments that are classified as Level 2 and Level 3 according to ASC 820 “Fair Value Measurement and Disclosures.” The financial instruments classified as Level 2 are term deposits and short term investments and short term loans. The valuations are provided by commercial banks. The valuation for the available-for-sale investments classified as Level 3 are determined based on unobservable inputs, such as historical financial results and assumptions about future growth rates, which require significant judgment to determine the future outcome, and an estimate of weighted average cost of capital. The valuation for the available-for-sale investments has been performed by valuation specialists under our management’s supervision. We believe that the estimated fair value of the available-for-sale investments is based on reasonable assumptions. However, such assumptions are inherently uncertain and actual results could differ from those estimates.

Available-for-sale investments

Our available-for-sale investments consist of investments in the securities of a private company. Available-for-sale investments are reported at fair value, which is estimated by us after considering an independent appraisal performed by a reputable appraisal firm, with unrealized gains and losses, if any, recorded in the accumulated other comprehensive loss or income in shareholder’s equity. Realized gains and losses are reflected in earnings during the year in which the gains and losses are realized. An impairment loss on the available-for-sale investments would be recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary. Investments with maturities of greater than 12 months are recorded in non-current assets.

Equity investments

Investments in entities in which we can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 Investments-Equity Method and Joint Ventures. We adjust the carrying amount of equity method investment for its share of the earnings or losses of the investee and report the recognized earnings or losses in the consolidated statements of comprehensive income. Our shares of the earnings or losses of an investee are based on the shares of common stock and in-substance common stock held by us. Investments in entities in which we do not have significant influence and which does not have readily determinable fair value are accounted for using the cost method of accounting in accordance with ASC subtopic 325-20 Investment-Other Cost Method Investment. We assess our equity investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information such as financing rounds.

Segment Reporting

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

Description of Key Statement of Comprehensive Income Items

Revenues

The following table sets forth the principal components of our total revenues by amount and by percentage of total revenues for the years presented.

	For the Years Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Revenues:
Net advertising revenues	863,737	60.6	1,190,158	72.7	1,226,516	189,342	76.2
Paid service revenues	560,738	39.4	447,702	27.3	382,680	59,076	23.8
Total revenues	1,424,475	100.0	1,637,860	100.0	1,609,196	248,418	100.0

Revenues

We derive our revenues from advertising services and paid services.

Advertising services. Our net advertising revenues accounted for 60.6%, 72.7% and 76.2% of our total revenues in 2013, 2014 and 2015, respectively. We generate our net advertising revenues from payments made by advertisers to place advertisements through our channels for particular durations of time. We provide our advertising services through our ifeng.com and video channel, as well as our mobile channel. The advertising formats we offer generally include banners, videos, text-links, logos, buttons and rich media. Our average revenue per advertiser, or ARPA, increased from RMB1.5 million in 2013 to RMB1.9 million in 2014. Such increase in ARPA was driven by greater demand for our advertising services resulting from our user traffic growth and our offering of a greater variety of advertising services in attractive service packages, which allowed us to increase the prices we charged and generate a greater volume of advertising business per customer. However, our ARPA decreased to RMB1.7 million (US$0.3 million) in 2015 primarily because the weak macro economy in China and less demand to PC advertisement. Total number of our advertisers increased by 15.2% to 705 in 2015 primarily due to the increase of our mobile advertisers.

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

We also earn advertising revenues from related parties, including Phoenix TV, for joint TV and online advertising solutions which we provide together with Phoenix TV to certain Phoenix TV advertising customers, China Mobile and our investees for online advertising services. We also record these revenues as net advertising revenues earned from related parties. Our net advertising revenues earned from related parties accounted for 5.2%, 4.7% and 5.8% of our net advertising revenues in 2013, 2014 and 2015, respectively.

Paid Services. Our paid service revenues contributed 39.4%, 27.3% and 23.8% of our total revenues in 2013, 2014 and 2015, respectively. The following table sets forth our paid service offerings and their respective contributions to our paid service revenues and total revenues in 2013, 2014 and 2015, respectively.

	For the Years Ended December 31,
	% of Paid Service Revenues			% of Total Revenues
Paid Service Offerings (1)	2013	2014	2015	2013	2014	2015
MVAS (2)	83.4	75.3	76.7	32.9	20.6	18.2
Games and others (3)	16.6	24.7	23.3	6.5	6.7	5.6

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

We generate most of our paid service revenues from the following products and services:

•                  WVAS. We generate revenues from our WVAS by providing content to mobile operators, including China Mobile, China Unicom and China Telecom, who then transmit our content to their mobile phone users through the relevant value-added service technologies, which include SMS, MMS, RBT, and IVR. Our WVAS primarily consist of messaging-based services (SMS and MMS). Mobile phone users in China pay for these WVAS as part of their subscriptions or on a per-usage basis. We generally recognize revenues from WVAS in the periods in which the services are performed, either on a gross basis or net of revenue sharing fees, depending on whether certain accounting criteria are met. See “—Critical Accounting Policies—Paid Service Revenues.”

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

Our paid service revenues earned from China Mobile, a related party, accounted for 73.7%, 64.9% and 71.5% of our paid service revenues in 2013, 2014 and 2015, respectively. We generated paid service revenues of RMB357.1 million, RMB240.9 million and RMB262.7 million (US$40.6 million) from providing services to customers of China Mobile and collecting fees through arrangements with China Mobile in 2013, 2014 and 2015, respectively. In the same years, we derived paid service revenues of RMB56.3 million, RMB49.8 million and RMB10.8 million (US$1.7 million), respectively, from fixed fees from China Mobile for our digital reading service.

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

	For the Years Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Cost of revenues:
Revenue sharing fees	249,797	17.5	192,076	11.7	216,973	33,495	13.5
Content and operational costs	277,038	19.5	376,555	23.0	406,741	62,790	25.3
Bandwidth costs	76,583	5.4	83,233	5.1	83,170	12,839	5.2
Sales taxes and surcharges	92,937	6.5	129,768	7.9	122,502	18,911	7.6
Total cost of revenues	696,355	48.9	781,632	47.7	829,386	128,035	51.5

Revenue Sharing Fees. We share the revenues generated from these services with the mobile operators through whose networks and/or service platforms we offer our services to our users, and record the revenue sharing fee as cost of revenues. We also share the revenues generated from our MVAS with channel partners through whose platforms we market and distribute our services. We also share certain MVAS revenues with content providers, as applicable. The percentage allocations for our revenue sharing are determined with the relevant parties and vary by service.

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

Sales Taxes and Surcharges. Business tax is imposed by the Chinese government on the revenues reported by the selling entities for the provision of taxable services in China, transfer of intangible assets and the sale of immovable properties in China. The business tax rate varies depending on the nature of the revenues. The applicable business tax and surcharges rate for our revenues generally ranged from 3.4% to 5.6%. The implementation of the Value Added Tax Pilot Program, or VAT Pilot Program, began on January 1, 2012 in Shanghai and on September 1, 2012 in Beijing, and was then expanded to seven other provinces and municipalities by the end of 2012. Commencing on August 1, 2013, the implementation of the VAT Pilot Program has been expanded to all regions in the PRC. As a result of the VAT Pilot Program, the advertising revenues and other “modern service” revenues, such as games and others services revenues earned by our entities and technical service fees paid by affiliated consolidated entities to us, are subject to VAT and surcharges at a rate of approximately 6.7%. On April 29, 2014, the Ministry of Finance and the State Administration of Taxation jointly issued Notice No. 43, pursuant to which the telecommunications industry was included in the scope of the VAT Pilot Program for transformation from the business tax to VAT starting from June 1, 2014. As a result, our MVAS revenues are subject to VAT and surcharges at a rate of approximately 6.7% from June 1, 2014. On March 23, 2016, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of VAT Instead of Business Tax, or Circular 36, which will take effect on May 1, 2016 and replace Notice No. 43. Pursuant to the Circular 36, all of the companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT, in lieu of business tax. We were also subject to a cultural development fee on the provision of advertising services in China, at an applicable tax rate of 3% of the advertising services revenues. For more information about such taxes, surcharges and fees, see “—Taxation.” For more information about risks related to potential changes in the taxes applicable to us, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The discontinuation of any of the preferential tax treatments available to us in China could materially and adversely affect our results of operations and financial condition.”

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and technology and product development expenses, and include allocations of expenses from Phoenix TV. Share-based compensation is included in our operating expenses as they are incurred. The increase in operating expenses from 2013 to 2014 was primarily due to increased personnel-related costs, increased marketing and promotional initiatives including mobile traffic acquisition expenses. The increase in operating expenses from 2014 to 2015 was primarily attributable to the increased mobile traffic acquisition expenses and bad debt provision.

The following table sets forth our operating expenses, divided into their major categories, by amount and by percentage of total revenues for the years indicated.

	For the Years Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US	%
	(In thousands except percentages)
Operating expenses:
Sales and marketing expenses	273,399	19.2	330,777	20.2	346,133	53,434	21.5
General and administrative expenses	97,849	6.9	137,818	8.4	183,989	28,403	11.4
Technology and product development expenses	108,683	7.6	149,996	9.2	170,714	26,354	10.6
Total operating expenses	479,931	33.7	618,591	37.8	700,836	108,191	43.6

Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of sales and marketing personnel-related expenses, including sales commissions, advertising and promotion expenses, mobile traffic acquisition expenses, rental expenses, and depreciation and amortization expenses.

General and Administrative Expenses. Our general and administrative expenses primarily consist of personnel-related expenses for management and administrative staff, professional service expenses, bad debt provision, rental expenses, and depreciation and amortization expenses.

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

Related Party Transactions

In 2013, 2014 and 2015, we have entered into transactions with our related parties Phoenix TV and China Mobile that impact our net advertising revenues, paid service revenues, cost of revenues, sales and marketing expenses and general and administrative expenses. In 2014 and 2015, we also generated revenues from and provide loans or advances to certain investees. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” The following table sets forth the significant transactions with our related parties.

	For the Years Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(In thousands)
Transactions with the non-US listed part of Phoenix TV Group :
Contents provided by Phoenix TV Group	(3,477)	(3,757)	(4,730)	(730)
Data line services provided by Phoenix TV Group	(392)	(363)	(180)	(28)
Advertising and promotion expenses charged by Phoenix TV Group	(1,040)	(1,246)	(1,788)	(276)
Corporate administrative expenses charged by Phoenix TV Group	(404)	(354)	(1,812)	(280)
Project cost charged by Phoenix TV Group	—	—	(55)	(8)
Revenues earned from Phoenix TV Group and its customers	28,911	25,168	16,510	2,549
Transactions with China Mobile:
Advertising revenues earned from China Mobile	16,216	29,643	35,787	5,525
Paid service revenues earned from and through China Mobile	413,407	290,755	273,510	42,223
Revenue sharing fees and bandwidth cost to China Mobile	(72,622)	(41,766)	(44,359)	(6,848)
Transactions with Investees :
Loans provided to Phoenix FM	—	4,300	8,000	1,235
Advances provided to Phoenix FM	—	482	71	11
Loans repaid from Phoenix FM	—	(800)	—	—
Advertising revenues earned from Tianbo	—	421	4,384	677
Advances provided to Tianbo	—	—	1,177	182
Advertising revenues earned from Lilita	—	333	14,414	2,225
Brand license authorization revenues earned from Lilita	—	855	3,155	487
Advertising resources provided by Tianbo	—	(31)	(39)	(6)
Advances provided to Fenghuang Jingcai	—	—	409	63

Other Income

Our other income reflects interest income, foreign currency exchange gain or loss, gain on disposition of subsidiaries and acquisition of equity investments, loss from equity investments including impairments, gain on disposal of an equity investment and acquisition of available-for-sale investments and others, net.

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

Under the previous income tax laws and rules prior to January 1, 2008, Fenghuang On-line qualified as a New Technology Enterprise, could enjoy a favorable income tax rate of 15%, was exempted from income tax for three years beginning with its first year of operations, was entitled to a 50% tax reduction to 7.5% for the subsequent three years, and was subject to an income tax rate of 15% thereafter. Fenghuang On-line continued to meet the criteria for New Technology Enterprise from 2008 to 2010, and it has also been qualified as an HNTE under the EIT Law in 2008, and it can continue to enjoy its unexpired tax holidays. In 2011 and 2014, Fenghuang On-line resubmitted applications for qualification as an HNTE, which were approved in October 2011 and November 2014, respectively. Therefore, Fenghuang On-line was entitled to a tax exemption from 2006 to 2008, a 50% reduction of its applicable EIT rate to 7.5% from 2009 to 2011 and subjected to an income tax rate of 15% for the years of 2012 to 2016.

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

In 2008, Tianying Jiuzhou qualified as an HNTE under the EIT Law. Therefore, Tianying Jiuzhou was entitled to the preferential tax rate of 15% from 2008 to 2010. In 2011 and 2014, Tianying Jiuzhou resubmitted applications for qualification and was approved as an HNTE. Therefore, Tianying Jiuzhou is eligible for a 15% EIT rate from 2011 to 2016.

Yifeng Lianhe was qualified as an HNTE under the EIT Law in 2011, and therefore was subject to 15% income tax rate from 2011 to 2012. In 2013, Yifeng Lianhe was no longer qualified as an HNTE pursuant to the joint annual inspection by the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation, and was subject to a 25% EIT rate from 2013.

In 2012, Fenghuang Yutian was qualified as a Software Enterprise. As 2013 was the first year Fenghuang Yutian generated taxable profit, it was exempted from EIT for years 2013 and 2014, and was subject to a 12.5% EIT rate from 2015 to 2017.

All our other PRC subsidiaries and affiliated consolidated entities were subject to a 25% EIT rate for all the years presented.

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

Business tax is imposed by the Chinese government on the revenues reported by the selling entities for the provision of taxable services in China, transfer of intangible assets and the sale of immovable properties in China. The business tax rate varies depending on the nature of the revenues. The applicable business tax and surcharges rate for our revenues generally ranged from 3.4% to 5.6%. The implementation of the VAT Pilot Program began on January 1, 2012 in Shanghai and on September 1, 2012 in Beijing, and was then expanded to seven other provinces and municipalities by the end of 2012. Commencing on August 1, 2013, the implementation of the VAT Pilot Program has been expanded to all regions in the PRC. As a result of the VAT Pilot Program, the advertising revenues and other “modern service” revenues, such as games and others services revenues earned by our entities and technical service fees paid by affiliated consolidated entities to us, are subject to VAT and surcharges at a rate of approximately 6.7%. On April 29, 2014, the Ministry of Finance and the State Administration of Taxation jointly issued Notice No. 43, pursuant to which the telecommunications industry would be included in the scope of the VAT Pilot Program for the transformation from the business tax to VAT from June 1, 2014. As a result, the Group’s MVAS revenues are subject to VAT and surcharges at a rate of approximately 6.7% from June 1, 2014. On March 23, 2016, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of VAT Instead of Business Tax, or Circular 36, which will take effect on May 1, 2016 and replace Notice No. 43. Pursuant to the Circular 36, all of the companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT, in lieu of business tax. We were also subject to a cultural development fee on the provision of advertising services in China, at an applicable tax rate of 3% of the advertising services revenues. For more information about risks related to potential changes in the taxes applicable to us, see “Item 3. Key In formation — D. Risk Factors — Risks Relating to Our Business and Industry — The discontinuation of any of the preferential tax treatments available to us in China could materially and adversely affect our results of operations and financial condition.”

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

	For the Years Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except for percentages, number of shares and per share (or ADS) data)
Consolidated Statements of Comprehensive Income Data
Revenues:
Net advertising revenues	863,737	60.6	1,190,158	72.7	1,226,516	189,342	76.2
Paid service revenues	560,738	39.4	447,702	27.3	382,680	59,076	23.8
Total revenues	1,424,475	100.0	1,637,860	100.0	1,609,196	248,418	100.0
Cost of revenues (1)	(696,355)	(48.9)	(781,632)	(47.7)	(829,386)	(128,035)	(51.5)
Gross profit	728,120	51.1	856,228	52.3	779,810	120,383	48.5
Operating expenses (1) :
Sales and marketing expenses	(273,399)	(19.2)	(330,777)	(20.2)	(346,133)	(53,434)	(21.5)
General and administrative expenses	(97,849)	(6.9)	(137,818)	(8.4)	(183,989)	(28,403)	(11.4)
Technology and product development expenses	(108,683)	(7.6)	(149,996)	(9.2)	(170,714)	(26,354)	(10.6)
Total operating expenses	(479,931)	(33.7)	(618,591)	(37.8)	(700,836)	(108,191)	(43.6)
Income from operations	248,189	17.4	237,637	14.5	78,974	12,192	4.9
Other income	67,422	4.7	72,859	4.4	18,928	2,922	1.2
Income before tax	315,611	22.1	310,496	18.9	97,902	15,114	6.1
Income tax expense	(37,588)	(2.6)	(48,377)	(3.0)	(25,517)	(3,939)	(1.6)
Net income	278,023	19.5	262,119	15.9	72,385	11,175	4.5
Net loss attributable to noncontrolling interests	1,531	0.1	972	0.1	1,199	185	0.1
Net income attributable to Phoenix New Media Limited	279,554	19.6	263,091	16.0	73,584	11,360	4.6
Net income	278,023	19.5	262,119	15.9	72,385	11,175	4.5
Other comprehensive income, net of tax: fair value remeasurement for available-for-sale investments	—	—	40,283	2.5	15,869	2,450	1.0
Other comprehensive (loss)/income, net of tax: foreign currency translation adjustment	(23,179)	(1.6)	4,503	0.3	22,813	3,522	1.4
Comprehensive income	254,844	17.9	306,905	18.7	111,067	17,147	6.9
Comprehensive loss attributable to noncontrolling interests	1,531	0.1	972	0.1	1,199	185	0.1
Comprehensive income attributable to Phoenix New Media Limited	256,375	18.0	307,877	18.8	112,266	17,332	7.0

	For the Years Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except for percentages)
Non-GAAP gross profit	735,413	51.6	872,523	53.3	786,145	121,360	48.9
Non-GAAP income from operations	264,912	18.6	290,818	17.8	113,328	17,495	7.0
Non-GAAP net income attributable to Phoenix New Media Limited (2)	296,277	20.8	305,150	18.6	145,156	22,409	9.0

Notes:

(1)                 Includes share-based compensation as follows:

	For the Years Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(In thousands)
Allocation of share-based compensation:
Cost of revenues	7,293	16,295	6,335	978
Sales and marketing expenses	3,922	10,200	3,043	470
General and administrative expenses	3,662	20,927	21,836	3,371
Technology and product development expenses	1,846	5,759	3,140	485
Total share-based compensation included in cost of revenues and operating expenses	16,723	53,181	34,354	5,304

(2)                 We define adjusted net income attributable to Phoenix New Media Limited, a non-GAAP financial measure, as net income attributable to Phoenix New Media Limited excluding share-based compensation, loss from equity investments including impairments, gain on disposition of subsidiaries and acquisition of investments, and gain on disposal of an equity investment and acquisition of available-for-sale investments. We believe that separate analysis and exclusion of the non-cash impact of share-based compensation, loss from equity investments including impairments, gain on disposition of subsidiaries and acquisition of investments, and gain on disposal of an equity investment and acquisition of available-for-sale investments add clarity to the constituent parts of our performances. We review adjusted net income attributable to Phoenix New Media Limited together with net income attributable to Phoenix New Media Limited to obtain a better understanding of our operating performance. We use this non-GAAP financial measure for planning and forecasting and measuring results against the forecast. Using several measures to evaluate our business allows us and our investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our investors. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation and loss from equity investments including impairments, which have been and will continue to be significant recurring expenses in our business. However, the use of adjusted net income attributable to Phoenix New Media Limited has material limitations as an analytical tool. One of the limitations of using non-GAAP adjusted net income attributable to Phoenix New Media Limited that it does not include all items that impact our net income attributable to Phoenix New Media Limited for the period. In addition, because adjusted net income is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income attributable to Phoenix New Media Limited in isolation from or as an alternative to net income attributable to Phoenix New Media Limited prepared in accordance with U.S. GAAP.

Our non-GAAP adjusted net income attributable to Phoenix New Media Limited is calculated as follows for the years presented:

	For the Years Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(In thousands)
Net income attributable to Phoenix New Media Limited	279,554	263,091	73,584	11,360
Excluding:
Share-based compensation	16,723	53,181	34,354	5,304
Loss from equity investments including impairments	—	18,538	41,861	6,462
Gain on disposition of subsidiaries and acquisition of equity investments	—	(29,660)	—	—
Gain on disposal of an equity investment and acquisition of available-for-sale investments	—	—	(4,643)	(717)
Non-GAAP adjusted net income attributable to Phoenix New Media Limited	296,277	305,150	145,156	22,409

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenues. Our revenues for the years ended December 31, 2014 and 2015 were RMB1.6 billion and RMB1.6 billion (US$248.4 million), respectively. Our ARPA decreased to RMB1.7 million (US$0.3 million) in 2015 primarily because the weak macro economy in China and less demand to PC advertisement. Total number of our advertisers increased by 15.2% to 705 in 2015 primarily due to the increase of our mobile advertisers. Paid service revenues decreased by 14.5% from RMB447.7 million in 2014 to RMB382.7 million (US$59.1 million) in 2015. This decrease was mainly due to the decrease in revenues generated from mobile value-added services with telecom operators and web-based games on the Company’s game platform.

Cost of Revenues. Our cost of revenues increased by 6.1% from RMB781.6 million in 2014 to RMB829.4 million (US$128.0 million) in 2015. Cost of revenues as a percentage of our revenues increased from 47.7% in 2014 to 51.5% in 2015.

•                  Revenue sharing fees. Our revenue sharing fees increased by 13.0% from RMB192.1 million in 2014 to RMB217.0 million (US$33.5 million) in 2015 primarily due to the increased sales of higher revenue sharing products.

•                  Content and operational costs. Our content and operational costs increased by 8.0% from RMB376.6 million in 2014 to RMB406.7 million (US$62.8 million) in 2015 primarily due to an increase in personnel-related cost and advertisement-related content production costs. Personnel-related cost increased mainly due to a general increase in salary.

•                  Bandwidth costs. Our bandwidth costs for the years ended December 31, 2014 and 2015 were RMB83.2 million and RMB83.2 million (US$12.8 million), respectively.

•                  Sales taxes and surcharges. Our sales taxes and surcharges decreased by 5.6% from RMB129.8 million in 2014 to RMB122.5 million (US$18.9 million) in 2015. This decrease was primarily due to the decrease in paid service revenue.

•                  Share-based compensation. Our share-based compensation allocated to cost of revenues as part of content and operational costs above, decreased from RMB16.3 million in 2014 to RMB6.3 million (US$1.0 million) in 2015. This decrease was mainly due to the increase of the estimated forfeiture rate of share-based awards.

As a result of the foregoing, our gross profit decreased by 8.9% from RMB856.2 million in 2014 to RMB779.8 million (US$120.4 million) in 2015. Our gross margin decreased from 52.3% in 2014 to 48.5% in 2015 mainly due to increased revenue sharing fees and content and operational costs.

Operating Expenses. Our operating expenses increased by 13.3% from RMB618.6 million in 2014 to RMB700.8 million (US$108.2 million) in 2015, primarily due to the increased mobile traffic acquisition expenses and bad debt provision. Our operating expenses as a percentage of revenues increased from 37.8% in 2014 to 43.6% in 2015.

•                  Sales and marketing expenses. Our sales and marketing expenses increased by 4.6% from RMB330.8 million in 2014 to RMB346.1 million (US$53.4 million) in 2015. This increase was mainly due to the increase in traffic acquisition expenses.

•                  General and administrative expenses. Our general and administrative expenses increased by 33.5% from RMB137.8 million in 2014 to RMB184.0 million (US$28.4 million) in 2015. This increase was mainly due to the increase in bad debt provision. Our bad debt provision had been increased due to the increase of collectible days of our accounts receivables based on the weak macroeconomic conditions in China, and a few one-off specific bad debts due to the tighten of regulations from certain industries in the second half of 2015.

•                  Technology and product development expenses. Our technology and product development expenses increased by 13.8% from RMB150.0 million in 2014 to RMB170.7 million (US$26.4 million) in 2015. This increase was primarily due to the increase in personnel-related expenses.

•                  Share-based compensation. Our share-based compensation allocated to each of the three categories of operating expenses decreased by 24.1% from RMB36.9 million in 2014 to RMB28.0 million (US$4.3 million) in 2015. This decrease was mainly due to the increase of the estimated forfeiture rate of share-based awards.

Related Party Transactions

•                  Our net advertising revenues from related parties increased by 27.9% from RMB55.6 million in 2014 to RMB71.0 million (US$11.0 million) in 2015, which was primarily attributable to advertising revenues earned from Phoenix TV Group and its customers, China Mobile and our investees.

•                  Our paid service revenues from related parties decreased by 5.1% from RMB291.6 million in 2014 to RMB276.7 million (US$42.7 million) in 2015, which was primarily attributable to the decrease in paid service revenues generated from China Mobile.

•                  Our cost of revenues due to transactions with related parties increased by 7.5% from RMB45.9 million in 2014 to RMB49.4 million (US$7.6 million) in 2015, which was primarily due to the increase in revenues sharing and bandwidth cost with China Mobile.

•                  Our operating expenses due to transactions with related parties increased by 125.0% from RMB1.6 million in 2014 to RMB3.6 million (US$0.6 million) in 2015, which was attributable to an increase expense incurred by Phoenix TV Group on our behalf.

Other Income. Our other income decreased by 74.0% from RMB72.9 million in 2014 to RMB18.9 million (US$2.9 million) in 2015. The decrease in other income in 2015 was mainly due to the decrease in interest income, net, gain on disposition of subsidiaries and acquisition of equity investments and the increase in loss from equity investments including impairments.

Income Tax Expense. Our income tax expense decreased by 47.3% from RMB48.4 million in 2014 to RMB25.5 million (US$3.9 million) in 2015. Our effective tax rate increased from 13.5% in 2014 to 16.0% in 2015. The increase in effective tax rate was mainly due to the effect of changes to certain preferential tax benefits, for example, the income tax rate for Fenghuang Yutian changed from 0% in 2014 to 12.5% in 2015.

Net Income Attributable to Phoenix New Media Limited. As a result of the foregoing, net income attributable to our company decreased by 72.0% from RMB263.1 million in 2014 to RMB73.6 million (US$11.4 million) in 2015.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues. Our revenues increased by 15.0% from RMB1.4 billion in 2013 to RMB1.6 billion in 2014. This increase was largely attributable to the growth in our net advertising revenues resulting from an increase in average revenue per advertiser (“ARPA”), from RMB1.5 million in 2013 to RMB1.9 million in 2014. Such increase in ARPA was driven by greater demand for our advertising services resulting from our user traffic growth and our offering of a greater variety of advertising services in attractive service packages, which allowed us to increase the prices we charged and generate a greater volume of advertising business per customer. Paid service revenues decreased by 20.2% from RMB560.7 million in 2013 to RMB447.7 million in 2014. This decrease mainly due to the decrease in WVAS revenues from RMB266.5 million in 2013 to RMB175.6 million in 2014 resulting from the decrease in user demands.

Cost of Revenues. Our cost of revenues increased by 12.2% from RMB696.4 million in 2013 to RMB781.6 million in 2014. Cost of revenues as a percentage of our revenues decreased from 48.9% in 2013 to 47.7% in 2014.

•                  Revenue sharing fees. Our revenue sharing fees decreased by 23.1% from RMB249.8 million in 2013 to RMB192.1 million in 2014 primarily due to decrease in WVAS revenues.

•                  Content and operational costs. Our content and operational costs increased by 35.9% from RMB277.0 million in 2013 to RMB376.6 million in 2014 primarily due to an increase in personnel-related cost and advertisement-related content production costs. Personnel-related cost increased mainly due to increase in headcount and a general increase in salary.

•                  Bandwidth costs. Our bandwidth costs increased by 8.7% from RMB76.6 million in 2013 to RMB83.2 million in 2014 due to traffic growth over both PC and mobile platforms.

•                  Sales taxes and surcharges. Our sales taxes and surcharges increased by 39.6% from RMB92.9 million in 2013 to RMB129.8 million in 2014. This increase was primarily due to the growth in net advertising revenues.

•                  Share-based compensation. Our share-based compensation allocated to cost of revenues as part of content and operational costs above, increased from RMB7.3 million in 2013 to RMB16.3 million in 2014. This increase was mainly due to newly grant of options in 2013 and 2014.

As a result of the foregoing, our gross profit increased by 17.6% from RMB728.1 million in 2013 to RMB856.2 million in 2014. Our gross margin increased from 51.1% in 2013 to 52.3% in 2014 mainly due to the increased revenue contribution from advertising.

Operating Expenses. Our operating expenses increased by 28.9% from RMB479.9 million in 2013 to RMB618.6 million in 2014, primarily due to an increase in selling and marketing expenses and research and development expenses. Our operating expenses as a percentage of revenues increased from 33.7% in 2013 to 37.8% in 2014.

•                  Sales and marketing expenses. Our sales and marketing expenses increased by 21.0% from RMB273.4 million in 2013 to RMB330.8 million in 2014. This increase was mainly due to the increase in marketing and promotional initiatives including traffic acquisition expenses and personnel-related expenses.

•                  General and administrative expenses. Our general and administrative expenses increased by 40.8% from RMB97.8 million in 2013 to RMB137.8 million in 2014. This increase was mainly due to the increase in personnel-related expenses.

•                  Technology and product development expenses. Our technology and product development expenses increased by 38.0% from RMB108.7 million in 2013 to RMB150.0 million in 2014. This increase was primarily due to the increase in personnel-related expenses.

•                  Share-based compensation. Our share-based compensation allocated to each of the three categories of operating expenses increased by 291.2% from RMB9.4 million in 2013 to RMB36.9 million in 2014. This increase was mainly due to newly grant of options in the 2013 and 2014.

Related Party Transactions

•                  Our net advertising revenues generated from related parties increased by 23.1% from RMB45.1 million in 2013 to RMB55.6 million in 2014, which was primarily attributable to advertising revenues earned from China Mobile and Phoenix TV Group and its customers.

•                  Our paid service revenues generated from related parties decreased by 29.5% from RMB413.4 million in 2013 to RMB291.6 million in 2014, which was primarily attributable to the decrease in revenues generated from wireless value-added services with China Mobile.

•                  Our cost of revenues due to transactions with related parties decreased by 40.0% from RMB76.5 million in 2013 to RMB45.9 million in 2014, which was primarily due to the decrease in revenue sharing fees paid to China Mobile.

•                  Our operating expenses due to transactions with related parties increased by 10.8% from RMB1.4 million in 2013 to RMB1.6 million in 2014, which was attributable to increased expenses incurred by Phoenix TV Group on our behalf.

Other Income. Our other income increased by 8.1% from RMB67.4 million in 2013 to RMB72.9 million in 2014. The increase in other income in 2014 was mainly due to gain on disposition of subsidiaries and acquisition of equity investments.

Income Tax Expense. Our income tax expense increased by 28.7% from RMB37.6 million in 2013 to RMB48.4 million in 2014. Our effective tax rate increased from 12.9% in 2013 to 13.5% in 2014.

Net Income Attributable to Phoenix New Media Limited. As a result of the foregoing, net income attributable to our company decreased by 5.9% from RMB279.6 million in 2013 to RMB263.1 million in 2014.

B.                 Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years indicated:

	For the Years Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	347,802	273,474	220,812	34,090
Net cash (used in)/provided by investing activities	(351,336)	393,172	(1,256,868)	(194,028)
Net cash (used in)/provided by financing activities	(64,679)	(223,744)	64,366	9,937
Effect of exchange rate changes on cash and cash equivalents	(2,818)	(2,193)	(3,488)	(541)
Net (decrease)/increase in cash and cash equivalents	(71,031)	440,709	(975,178)	(150,542)
Cash and cash equivalents at the beginning of the year	916,169	845,138	1,285,847	198,501
Cash and cash equivalents at the end of the year	845,138	1,285,847	310,669	47,959

As of December 31, 2015, we had RMB310.7 million (US$48.0 million) in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less. We have not encountered any difficulties in meeting our cash obligations to date. As of December 31, 2015, we also had RMB769.7 million (US$118.8 million) in term deposits and short term investments with maturities up to one year. We believe that our operating cash flows, existing cash balances and term deposits and short term investments will be sufficient to meet our anticipated cash needs for the next twelve months.

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

Any earnings that our PRC subsidiaries distribute would be paid to our offshore intermediate holding company primarily through dividends. To date, our PRC subsidiaries have not paid dividends to us. As a holding company, we have not required cash for our operations outside of China and therefore our PRC subsidiaries have retained their earnings for the purpose of conducting our business operations in China. As of December 31, 2013, 2014 and 2015, our PRC subsidiaries’ retained earnings were RMB492.6 million, RMB693.0 million and RMB799.8 million (US$123.5 million), respectively.

Although we currently anticipate that we will be able to fund operations for at least the next twelve months with operating cash flows, existing cash balances and term deposits and short term investments, we may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy cash requirements, we may seek to sell additional equity or debt securities or to obtain additional credit facilities. The sale of additional equity or equity-linked securities could result in additional dilution to shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations. Financing may not be available in amounts or on terms acceptable to us, if at all.

Operating Activities

In 2015, our operating activities generated net cash of RMB220.8 million (US$34.1 million). This was primarily due to (i) net income of RMB72.4 million, (ii) non-cash adjustments which primarily include depreciation and amortization expenses of RMB45.5 million mainly attributable to increased acquisition of property and equipment, provision for allowance for doubtful accounts of RMB49.3 million, impairment of intangible assets of RMB3.8 million, loss from equity investments including impairments of RMB41.9 million and share-based compensation of RMB34.4 million, (iii) an increase in accounts payable of RMB24.4 million primarily due to increases in our revenue sharing fees and advertising agency fees, and (iv) a decrease in amounts due from related parties of RMB41.4 million primarily due to the settlement of advertising revenues earned from Phoenix TV Group. These items were partially offset by (i) an increase in deferred income tax of RMB11.4 million, (ii) an increase in accounts receivable of RMB59.8 million mainly attributable to the increase in days of receivable recovery and (iii) an increase in prepayments and other current assets of RMB18.3 million.

In 2014, our operating activities generated net cash of RMB273.5 million. This was primarily due to (i) net income of RMB262.1 million, (ii) non-cash adjustments which primarily include depreciation and amortization expenses of RMB36.3 million mainly attributable to increased acquisition of property and equipment, and share-based compensation of RMB53.2 million mainly attributable to newly granted options in 2013 and 2014, (iii) an increase in accounts payable of RMB63.4 million primarily due to increases in our revenue sharing fees and advertising agency fees, (iv) an increase in taxes payable of RMB36.4 million due to increased labor costs and (v) an increase in accrued expenses and other current liabilities of RMB41.1 million primarily due to increases in deposits from advertising agencies. These items were partially offset by (i) gain on disposition of subsidiaries and acquisition of equity investments of RMB29.7 million, (ii) an increase in accounts receivable of RMB180.9 million mainly attributable to increase in our advertising revenues, and (iii) an increase in amounts due from related parties of RMB50.7 million mainly attributable to increase in our advertising revenues earned from Phoenix TV Group and its customers and affiliates.

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

Investing Activities

We had net cash used in investing activities of RMB1.3 billion (US$194.0 million) for 2015. This was primarily due to (i) placement of term deposits and short term investments of RMB3.3 billion, (ii) cash paid for available-for-sale investments in Particle of RMB352.0 million, and (iii) capital expenditures of RMB43.5 million as described in “—Capital Expenditures”, (iv) restricted cash of RMB125.0 million deposited with a bank to secure our offshore short-term loans of RMB123.6 million, offset by the maturity of term deposits and short term investments of RMB2.6 billion.

We had net cash provided by investing activities of RMB393.2 million for 2014. This was primarily due to maturity of term deposits and short term investments of RMB4.1 billion, offset by (i) placement of term deposits and short term investments of RMB3.6 billion, (ii) capital expenditures of RMB35.4 million and (iii) payments for investments of RMB74.5 million.

We had net cash used in investing activities of RMB351.3 million for 2013. This was primarily due to maturity of term deposits and short term investments of RMB2.4 billion, offset by (i) placement of term deposits and short term investments of RMB2.7 billion and (ii) capital expenditures of RMB29.2 million.

Financing Activities

We had net cash provided by financing activities of RMB64.4 million (US$9.9 million) for 2015, mainly attributable to proceeds from short-term loans of RMB123.6 million and proceeds from exercise of stock option of RMB6.9 million, offset by RMB66.4 million used in connection with the repurchase of our ADS. For more information regarding our share repurchases, see “Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers.”

We had net cash used in financing activities of RMB223.7 million for 2014, mainly attributable to RMB242.5 million used in connection with the repurchase of our ADSs, partly offset by capital contribution received from noncontrolling shareholders of RMB10.0 million and inflow of proceeds from exercise of stock options of RMB8.8 million.

We had net cash used in financing activities of RMB64.7 million for 2013, mainly attributable to RMB65.2 million used in connection with the repurchase of our ADSs, partly offset by inflow of proceeds from exercise of stock options of RMB0.5 million.

Capital Expenditures

We had capital expenditures of RMB29.2 million, RMB35.4 million and RMB43.5 million (US$6.7 million) in 2013, 2014 and 2015, respectively. The capital expenditures were mainly attributable to purchasing servers and network equipment. We expect capital expenditures to decrease by approximately RMB6.8 million in 2016. We plan to fund our capital expenditures in 2016 with cash flows from our operations and cash and cash equivalents.

Recently Issued Accounting Standards

In April 2015, the FASB issued Accounting Standards Update (ASU) No.2015-03, Interest — Imputation of Interest (“Subtopic 835-30”): Simplifying the Presentation of Debt Issuance Costs. The standard requires companies to present debt issuance costs the same way they currently present debt discounts, as a direct deduction from the carrying value of that debt liability. ASU2015-03 does not impact the recognition and measurement guidance for debt issuance costs. For public businesses, ASU No. 2015-03 will be effective for fiscal years starting after December 15, 2015, including any interim periods within those years. Early adoption of ASU No. 2015-03 will be allowed for financial statements that have yet to be issued. The amendments of ASU No. 2015-03 must be applied retrospectively, where the balance sheet of each presented individual period is adjusted to indicate the period-specific impact of using the new guidance. During the transition phase, a business must adhere to the appropriate disclosures for an adjustment in an accounting principle. Such disclosures include why the change in accounting principle is occurring, the method of transition, a explanation of the previous period’s information that was retrospectively adjusted, and how the change impacts the financial statement line items (i.e., debt issuance cost asset and the debt liability).The implementation of this update is not expected to have any material impact on our consolidated financial statements.

In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers-Deferral of the effective date (“ASU 2015-14”). The amendments in ASU 2015-14 defer the effective date of ASU No. 2014-09, Revenue from Contracts with Customers issued in May 2014. According to the amendments in ASU 2015-14, the new revenue guidance ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We are in the process of evaluating its contracts with customers under the new standard and cannot currently estimate the financial statement impact of adoption.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes-Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). The amendments in this update simplify the presentation of deferred income taxes. ASU 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in ASU 2015-17 are effective for fiscal years beginning after December 15, 2016 including interim periods within those fiscal years. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. As of December 31, 2015, deferred tax assets and deferred tax liabilities of RMB36.0 million (US$5.6 million) and nil respectively were classified as current.

In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting (“Topic 718”). The new update will require all income tax effects of awards to be recognized in the income statement when the awards vest or are settled. The standard also will allow an employer to repurchase more of an employee’s shares than it can today for tax withholding purposes without triggering liability accounting and to make a policy election to account for forfeitures as they occur. The guidance is effective for us on January 1, 2017. Early application is permitted in any annual or interim period for which financial statements haven’t been issued or made available for issuance, but all of the guidance must be adopted in the same period. We are currently evaluating the impact on its consolidated financial statements of adopting this guidance.

C.                      Research and Development, Patents and Licenses, etc.

Product Development

See “Item 4. Information on the Company—B. Business Overview—Product Development.”

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.                      Trend Information

Please refer to “—A. Results of Operations” for a discussion of the most recent trends in our services, sales and marketing since the end of 2015. In addition, please refer to discussions included in such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales and operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

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

F.                       Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015.

	Payments Due by Period
	Total	2016	2017	2018	2019	2020 and Thereafter
	(RMB in thousands)
Rental	67,034	42,092	20,441	3,356	1,145	—
Bandwidth purchases	29,736	22,781	6,955	—	—	—
Cooperation with Phoenix TV Group	1,526	1,526	—	—	—	—
Content purchases	31,400	20,398	5,929	2,795	1,587	691
Property and equipment, and intangible assets	245	193	52	—	—	—
Others	2,863	2,518	200	60	60	25
Total	132,804	89,508	33,577	6,211	2,792	716

As a result of our adoption of Accounting Standard Codification 740 “Income Taxes” (ASC 740), we recorded an unrecognized tax benefit of RMB18.4 million (US$2.8 million) as of December 31, 2015 and recognized it as long-term liabilities, as ASC 740 specifies that tax positions for which the timing of the ultimate resolution is uncertain should be recognized as long-term liabilities. At this time, we are unable to make a reasonable estimate on the timing of payments in individual years beyond 12 months due to uncertainties in the timing. As a result, this amount is not included in the table above.

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

ITEM 6.                  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                      Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Keung Chui	65	Chairman of the Board of Directors
Shuang Liu	47	Director, Chief Executive Officer
Ya Li	46	Director, President
Daguang He	59	Director
Ka Keung Yeung	57	Director
Carson Wen	64	Independent Director
Jerry Juying Zhang	56	Independent Director
Betty Yip Ho	47	Chief Financial Officer
Shu Liu	46	Senior Vice President
Andy Jin Xu	37	Senior Vice President

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

Ya Li has served as our director since the establishment of Phoenix New Media Limited in November 2007. He was promoted to our president in July 2014. Mr. Li joined our company in June 2006 as our chief operating officer and jointly served as our chief financial officer until November 2010. Mr. Li has also served as the chairman of Phoenix FM since August 2013. Prior to joining us, Mr. Li served as chief operating officer and chief financial officer of Techedge Inc. from 2004 to 2006, and as the president of the U.S. subsidiary of China Quantum Communications Inc. from 2002 to 2004. Mr. Li founded and served as the chief executive officer of Global Villager Inc., a New York-based Internet startup, starting in 1995 until the company was acquired by the then NASDAQ-traded Startec Global Communications Inc. in 2000. From 1993 to 1999, Mr. Li worked as a software engineer and senior Internet advisor to various companies, including Verizon Communications Inc., Donaldson, Lufkin & Jenrette, Lehman Brothers and Morgan Stanley. He has served on the boards of directors of the U.S. China Chamber of Commerce, Chinese Finance Society, National Council of Chinese Americans, and Council on U.S.-China Affairs and was appointed Visiting Research Fellow at the New Media Marketing Communications Research Centre of Beijing University in December 2009. Mr. Li received a two-year Executive Management Education from Wharton School of Business, a M.S. in Computer Science from Temple University and a four-year undergraduate education in control systems engineering from the University of Science & Technology of China.

Daguang He was appointed as the executive vice president of Phoenix TV and Phoenix Satellite Television Company Limited on 10 October 2015 and has served as our director since 2009. Mr. He is also a member of the risk management committee of Phoenix TV. Mr. He joined Phoenix TV in 2001, since then he served as chief financial officer (mainland China) and vice president of Phoenix TV. He is currently responsible for the administration, personnel and financial matters of Phoenix TV, and assists on Phoenix TV’s departmental coordination, management of daily affairs and operation. Mr. He graduated from Shaanxi Institute of Finance and Economics in 1983. Since his graduation, Mr. He worked for China International Water & Electric Corporation as the deputy chief accountant and the managing director subsequently. During such period, Mr. He was mainly responsible for business and financial management in respect of investment and development projects in collaboration with various international financial institutions.

Ka Keung Yeung has served as our director since May 2011. Mr. Yeung is the executive vice president and chief financial officer of Phoenix Satellite Television Company Limited in charge of corporate finance, human resources and administration. He is also the qualified accountant and company secretary of Phoenix Satellite Television Company Limited. Mr. Yeung joined Phoenix Satellite Television Company Limited in March 1996 and has been in charge of all of such company’s internal and external financial management and arrangements, as well as the supervision of administration and personnel matters since that time. Mr. Yeung received a B.A. from the University of Birmingham and remained in the United Kingdom until 1992 after obtaining his qualification as a chartered accountant. Upon returning to Hong Kong, he worked at Hutchison Telecommunications and Star Television Limited in the fields of finance and business development. Mr. Yeung currently serves as an independent director for The9 Limited (NASDAQ:NCTY).

Carson Wen has served as an independent director of our company since May 2011. Mr. Wen is an Of Counsel at Jones Day, and has more than 30 years of experience in business, corporate and securities law. Mr. Wen is a Justice of the Peace of Hong Kong and was awarded the Bronze Bauhinia Star by the Hong Kong government for his contribution to economic ties between Hong Kong, the PRC and the rest of the world. He is a guest professor of the Law School of Sun Yat-Sen University (Zhongshan University) in Guangzhou, China, a founding and Executive Committee member of the China M&A Association and sits on the board of numerous organizations, including the China Africa Business Council (Hong Kong), and the Pacific Basin Economic Council. He is a member of the Business Advisory Council of the United Nation Economic and Social Commission for Asia and the Pacific (UNESCAP) and the chairman of its Green Business Task Force. He was a deputy of the National People’s Congress of the PRC. Mr. Wen holds a B.A. and M.A. degree in Law from Oxford University, where he was a Younger Prizeman in law at Balliol College, and a B.A. in Economics from Columbia University. Mr. Wen currently serves as an independent director for Winox Limited (HKEx: 6838).

Jerry Juying Zhang has served as an independent director of our company since May 2011. Mr. Zhang has been a managing director of China Orient Asset Management (International) in Hong Kong since March 2015. He was a senior managing director of CITIC Capital Holdings Limited between June 2009 and December 2014. Prior to joining CITIC Capital Holdings Limited, Mr. Zhang was a managing director in the investment banking division of Deutsche Bank in Hong Kong from August 2006 to June 2009. He served as a managing director and the head of investment banking of CITIC Capital Markets Holdings Limited in Hong Kong from March 2003 to July 2006 and, prior to that time, as executive director in the communications, media and entertainment group of the investment banking department of Goldman Sachs in Hong Kong from April 2001 to January 2003. Mr. Zhang held the positions of associate, vice president and director at Solomon Smith Barney from August 1994 to March 2001. Prior to joining Solomon Smith Barney, he served as accounting manager for Town & Country Homes in Chicago from January 1990 to December 1993 and as accountant, audit senior and supervisor at Ernst & Young in Chicago and Hong Kong. Mr. Zhang held CPA qualifications in China and the State of Kentucky, both of which he has surrendered voluntarily. He holds an M.B.A. from the University of Chicago, an M.A. in Accounting from the Ministry of Finance Graduate School in the PRC and a B.A. degree from Inner Mongolia University.

Betty Yip Ho joined our company as chief financial officer in October 2013. Ms. Ho has over 20 years of professional experience working for publicly listed companies, and in investment banking and private equity fields in multiple sectors including Internet, TMT, manufacturing and consumer retail. Before joining us, Ms. Ho served as chief financial officer for Rock Mobile Corporations from 2011 to 2013, and chief financial officer and executive director for A8 Digital Music Holdings Limited (HKEx: 800) from 2007 to 2011. From 2001 to 2007, she was the senior vice president at LJ International Inc. (NASDAQ: JADE) responsible for corporate finance, investor relations and mergers and acquisitions. In 1998, Ms. Ho cofounded the Strategic Capital Group, an e-commerce private equity firm. Prior to that, she held management positions in audit and direct investment with Arthur Andersen & Co and United Overseas Bank (UOB) Asia. Ms. Ho received her Bachelor degree of Commerce in Finance from the University of Toronto and is a Certified Public Accountant as well as member of the AICPA and HKICPA.

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

Andy Jin Xu, our Senior Vice President, joined our company in October 2013 and is responsible for the advertising sales, marketing and branding activities, and auto channel development of the Company. Mr. Xu has over 15 years of professional experience within the advertising and Internet industry. Prior to his promotion to Senior Vice President in April 2015, Mr. Xu served as the company’s Vice President. Before joining us, Mr. Xu served as Managing Director of J Walter Thompson, which is owned by the WPP Group, and CEO of LINTAS China, one of the leading 4A advertising companies in China. Mr. Xu is a member of the Academic Committee of the Chinese Advertising Association, the Vice General Secretary of the Internet Marketing Committee of the Internet Society of China, a researcher of the New Media Marketing Communication CCM Research Center of Peking University, the academic director of the China Campus Marketing Institute (CMI), a part-time Professor for the College of Creative Culture and Communication at Zhejiang Normal University, a master’s instructor for Communication University of China and prestigious instructor of Fudan University journalism academy. Mr. Xu also served as a final judge for more than ten regional Chinese marketing awards.

B.                 Compensation of Directors, Supervisors and Executive Directors

For the year ended December 31, 2015, we paid an aggregate of approximately US$2.2 million in cash to our executive officers and directors.

Share Incentive Plans

In June 2008, we adopted the 2008 share option plan, and in March 2011, we adopted the 2011 restricted share and restricted share unit plan, together, the share incentive plans, to attract and retain the best available personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business. The share incentive plans provide for the grant of options, restricted shares and restricted share units, collectively referred to as “awards.” We have already granted the full number of awards that were authorized under the 2011 restricted share and restricted share unit plan. In June and August 2012, the shareholders of each of Phoenix TV and our company, respectively, approved a refreshment of the total number of Class A ordinary shares which may be issued upon exercise of all options to be granted under the 2008 share option plan and any other share incentive plan of our company (excluding awards previously granted, outstanding, cancelled, lapsed or exercised), thereby authorizing our company to grant additional options to purchase up to 31,410,107 Class A ordinary shares. In June 2014, our shareholders approved another refreshment authorizing us to grant additional options to purchase up to 28,401,492 Class A ordinary shares. Since July 2014, we have issued options to purchase 25,827,951 Class A ordinary shares.

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

As of March 31, 2016, 2,708,503 contingently issuable shares and options to purchase 42,271,395 Class A ordinary shares were outstanding, and there were 7,862,041 Class A ordinary shares available for future issuance upon the exercise of future grants under the share incentive plans. The table below sets forth, as of March 31, 2016, the awards that we granted in 2015 and are outstanding to our directors and executive officers:

Name	Class A Ordinary Shares Underlying Outstanding Awards	Exercise Price or Purchase Price (US$/Share)		Date of Grant	Date of Expiration
Shuang Liu	*	US$	0.9155	July 16, 2015	July 15, 2025
Ya Li	*	US$	0.9155	July 16, 2015	July 15, 2025
Betty Yip Ho	—		—	—	—
Shu Liu	*	US$	0.9155	July 16, 2015	July 15, 2025
Andy Jin Xu	*	US$	0.9155	July 16, 2015	July 15, 2025
Total	3,600,000

*  Less than 1% of our total outstanding Class A ordinary shares.

As of March 31, 2016, other employees in aggregate held awards entitling them to receive 27,507,947 Class A ordinary shares, with exercise prices ranging from US$0 to US$1.3100 per Class A ordinary share. We granted awards to our employees under the share incentive plans in November 2008, July 2009, September 2009, January 2010, July 2010, March 2011, March 2013, May 2013, October 2013, December 2013, March 2014, June 2014, July 2014, October 2014 and July 2015.

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

Audit Committee. Our audit committee consists of Jerry Juying Zhang and Carson Wen. Our board of directors has determined that each of Jerry Juying Zhang and Carson Wen satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Section 303A of the New York Stock Exchange Listed Company Manual, or the NYSE Manual. Jerry Juying Zhang is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Shuang Liu, Daguang He, Jerry Juying Zhang and Carson Wen. Our board of directors has determined that each of Jerry Juying Zhang and Carson Wen satisfies the “independence” requirements of Section 303A of the NYSE Manual. Shuang Liu is the chairman of our compensation committee. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

D.                                                  Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E.                                                  Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2016:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of each class of our ordinary shares.

The calculations in the tables below assume there are 253,326,102 Class A ordinary shares and 317,325,360 Class B ordinary shares, outstanding as of March 31, 2016. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this annual report on Form 20-F, including through the exercise of any option, the vesting of any contingently issuable share, restricted share, restricted share unit or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Class A Ordinary Shares Beneficially Owned
	Number	% (1)
Class A ordinary shares
Keung Chui	—	—
Shuang Liu (2)	13,651,000	5.4
Ya Li (3)	9,457,928	3.7
Daguang He	—	—
Ka Keung Yeung	—	—
Carson Wen	—	—
Jerry Juying Zhang	—	—
Betty Yip Ho (4)	*	*
Shu Liu	*	*
Andy Jin Xu	*	*
All Directors and Executive Officers as a Group (5)	27,526,072	10.9
Principal Shareholders:
International Value Advisers, LLC (6)	3,472,340	1.4

*                                            Less than 1% of our total outstanding Class A ordinary shares.

(1)                            Percentages disclosed are with respect to Class A ordinary shares.

(2)                            Represents 13,651,000 Class A ordinary shares, including 8,170,000 Class A ordinary shares in the form of ADSs.

(3)                            Represents 9,457,928 Class A ordinary shares, including 5,795,928 Class A ordinary shares in the form of ADSs.

(4)                            Represents options to purchase Class A ordinary shares.

(5)                            Represents 27,526,072 Class A ordinary shares, including 15,365,603 Class A ordinary shares in the form of ADSs.

(6)                            Information based on the Amendment No.1 to Schedule 13G filed on February 12, 2016 by International Value Advisers, LLC. The principal business office of International Value Advisers, LLC is 717 Fifth Avenue, 10th Floor, New York, NY 10022.

	Class B Ordinary Shares Beneficially Owned
	Number	% (1)
Class B ordinary shares
Phoenix Satellite Television (B.V.I.) Holding Limited (2)	317,325,360	100.0

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

As of March 31, 2016, 243,911,884 Class A ordinary shares or 96.3% of our outstanding Class A ordinary shares in the form of ADSs are held by one record holder in the United States, Deutsche Bank Trust Company Americas. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

ITEM 7.                                                              MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                                  Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership”

B.                                                  Related Party Transactions

Phoenix TV, through its wholly owned subsidiary, is our controlling shareholder, with beneficial ownership and voting power of 55.6% and 62.0%, respectively, of our outstanding ordinary shares as of March 31, 2016. Phoenix TV has the power acting alone to approve any action requiring a vote of the majority of our ordinary shares.

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

Transactions and Agreements with Phoenix TV and Certain of its Subsidiaries

Phoenix TV Cooperation Agreement and Phoenix TV Content License Agreements

Fenghuang On-line entered into a Content, Branding, Promotion and Technology Cooperation Agreement, or the Phoenix TV Cooperation Agreement, with Phoenix TV on November 24, 2009, certain terms of which were amended pursuant to a supplemental agreement entered into by the parties on March 28, 2011. Pursuant to the Phoenix TV Cooperation Agreement, Phoenix TV agreed to procure and procured its subsidiaries, Phoenix Satellite Television Company Limited and Phoenix Satellite Television Trademark Limited, respectively, to enter into content license agreements, or the Content License Agreements, and trademark license agreements, or the Trademark License Agreements, with each of our affiliated consolidated entities. Fenghuang On-line agreed to provide Phoenix TV with our proprietary text, image, sound and video content. In addition, Fenghuang On-line and Phoenix TV agreed to promote one another’s brand and content on their respective new media and TV platforms. As compensation for the rights granted to Fenghuang On-line under the agreement, Fenghuang On-line is obligated to pay Phoenix TV an annual service fee in the amount of RMB1.6 million for the first year of the agreement, which incrementally increases by 25% for each subsequent year of the agreement. The annual service payment to Phoenix TV for 2015 is RMB4.9 million. Fenghuang On-line must also pay to Phoenix TV 50% of the after-tax revenues Tianying Jiuzhou earns from sublicensing Phoenix TV’s video content to third parties. In the event that Phoenix TV’s indirect voting interest in Fenghuang On-line falls to 50% or below, Phoenix TV has the right to amend the annual service fee, provided that it may not be raised to more than 500% of the original annual service fee. If Phoenix TV’s beneficial ownership stake in us decreases to 35% or below, Phoenix TV has the right to immediately terminate or renegotiate the Phoenix TV Cooperation Agreement.

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

Considering the significant growth and changes in our business since execution of these agreements in 2009, we and Phoenix TV are working on a new set of agreements to amend and replace the existing Phoenix TV Cooperation Agreement and the Content License Agreements and provide the terms of our future cooperation. While each of the existing agreements would have expired in March 2016, we and Phoenix TV agreed to extend the expiration date of these agreements to May 27, 2016 so that we have more time to finalize the terms of the new agreements.

Costs for content production provided to us by Phoenix TV Group were RMB3.5 million, RMB3.8 million and RMB4.7 million (US$0.7 million) in 2013, 2014 and 2015, respectively. Costs for data line services provided to us by Phoenix TV Group were RMB0.4 million, RMB0.4 million and RMB0.2 million (US$0.03 million) in 2013, 2014 and 2015, respectively. We were charged by Phoenix TV Group for advertising and promotion expenses of RMB1.0 million, RMB1.2 million and RMB1.8 million (US$0.3 million) in 2013, 2014 and 2015, respectively. We were also charged corporate administrative expenses by Phoenix TV Group in the total amounts of RMB0.4 million, RMB0.4 million and RMB1.9 million (US$0.3 million) in 2013, 2014 and 2015, respectively.

We provided joint advertising campaign solutions together with Phoenix TV Group to Phoenix TV Group’s advertisers from which we earned advertising revenues of RMB28.9 million, RMB25.2 million and RMB16.5 million (US$2.5 million) in 2013, 2014 and 2015, respectively.

As of December 31, 2013, 2014 and 2015, we had accounts due from Phoenix TV Group in the amounts of RMB52.0 million, RMB77.3 million and RMB20.1 million (US$3.1 million), respectively, and accounts due to Phoenix TV Group in the amounts of RMB20.8 million, RMB21.9 million and RMB17.1 (US$2.6 million), respectively.

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

Considering the significant growth and changes in our business since execution of these agreements in 2009, we and Phoenix TV are working on a new set of agreements to amend and replace the existing Trademark License Agreements and provide the terms of our future cooperation. While each of the existing agreements would have expired in March 2016, we and Phoenix TV agreed to extend the expiration date of these agreements to May 27, 2016 so that we have more time to finalize the terms of the new agreements.

Cooperation Agreement with China Mobile Communication Corporation

China Mobile Communication Corporation, or China Mobile, is a shareholder of our parent company, Phoenix TV. As of March 31, 2016, China Mobile held 19.7% of the outstanding shares of Phoenix TV. In each of 2013, 2014 and 2015, Tianying Jiuzhou entered into a cooperation agreement with China Mobile Communication Corporation, together, the China Mobile Cooperation Agreements. Pursuant to the China Mobile Cooperation Agreements, Tianying Jiuzhou agreed to produce certain MMS content exclusively for China Mobile to be used in China Mobile’s mobile newspaper service offerings, provide media and content resource, and China Mobile agreed to pay fees of RMB52.8 million, RMB40.0 million and RMB19.8 million (US$3.0 million) for such content purchased by China Mobile during the period covering 2013 to 2016. Tianying Jiuzhou has also granted to China Mobile non-exclusive sub-licenses under the China Mobile Cooperation Agreements to use certain trademarks of Phoenix TV in China, and has agreed to co-host certain offline events with China Mobile free of charge.

We obtained revenues for our paid services through China Mobile of RMB413.4 million, RMB290.8 million and RMB273.5 million (US$42.2 million) in 2013, 2014 and 2015, respectively. We earned revenues from China Mobile for advertising services of RMB16.2 million, RMB29.6 million and RMB35.8 million (US$5.5 million) in 2013, 2014 and 2015, respectively. We incurred revenue sharing and bandwidth costs in connection with MVAS provided through China Mobile’s platform in the amounts of RMB72.6 million, RMB41.8 million and RMB44.4 million (US$6.8 million) in 2013, 2014 and 2015, respectively.

As of December 31, 2013, 2014 and 2015, we had accounts due from China Mobile in the amounts of RMB73.1 million, RMB74.3 million and RMB58.3 million (US$9.0 million), respectively, and accounts due to China Mobile in the amounts of RMB0.2 million, RMB0.6 million and RMB1.8 million (US$0.3 million), respectively.

Cooperation Agreement and License Agreement with Lilita

In September 2014, Tianying Jiuzhou entered into a brand authorization cooperation agreement with Lilita, or the Lilita Cooperation Agreement, pursuant to which, Tianying Jiuzhou granted Lilita an exclusive right to use its brand resources, including operating on the platform of jr.ifeng.com, for the purpose of conducting P2P lending and reward-based crowd-funding businesses. Lilita is obligated to pay Tianying Jiuzhou an annual license fee of RMB3.0 million for using its brand resources under the Lilita Cooperation Agreement. In December 2014, Tianying Jiuzhou and Lilita further entered into a platform license agreement, pursuant to which Lilita was granted an exclusive right to conduct P2P lending and reward-based crowd-funding businesses on the platforms of www.ifeng.com, 3g.ifeng.com and v.ifeng.com for a term of three years. Lilita is obligated to pay Tianying Jiuzhou an annual license fee of RMB0.17 million for the first two years and RMB0.16 million for the third year for conducting businesses on the licensed platforms. In December 2015, Tianying Jiuzhou and Lilita further entered into an advertisement cooperation framework agreement, or the Lilita Framework Agreement, pursuant to which Lilita agreed to place, and Tianying Jiuzhou agreed to launch, internet advertisements provided by Lilita from time to time on the websites and mobile applications operated by Tianying Jiuzhou. The Lilita Framework Agreement amended the Lilita Cooperation Agreement by enlarging the scope of advertising services to be provided by Tianying Jiuzhou to Lilita, by increasing the annual revenue cap for the calendar year ending December 31, 2015 to HK$17.5 million, by increasing the annual revenue cap for the calendar year ending December 31, 2016 to HK$38 million, and by setting the annual revenue cap for the calendar year ending December 31, 2017 at HK$57 million.

Loans to Particle

In January 2016, our board of directors authorized us to grant short-term unsecured loans to Particle in an aggregate principal amount of up to US$20 million at an interest rate of 4.35% per annum and with a term of twelve months. We have granted all of US$20 million loans to Particle as of the date of this annual report. Particle is required to use the proceeds of the loans for its working capital requirements in the ordinary course of its business.

Loans and advances provided to Phoenix FM

We have provided financial support to Phoenix FM in the form of unsecured short-term loans and financial advanced expenses. Phoenix FM was our subsidiary in 2013 and became our affiliate in 2014. The largest amount of our loans and financial advanced expenses to Phoenix FM outstanding during 2014 and 2015 was RMB7.1 million and RMB15.2 million, respectively. As of December 31, 2014 and 2015, the outstanding balance of our loans and financial advanced expenses to Phoenix FM was RMB7.1 million and RMB15.2 million (US$2.3 million), respectively. In February 2016, Phoenix FM repaid certain of the financial advanced expenses and loans. As of the date of this annual report the outstanding amount of our loans to Phoenix FM is RMB8.0 million (US$1.2 million) which has been fully impaired as of December 31, 2015. We charge interest on all of our loans to Phoenix FM at the bank loan benchmark interest rate effective in China during the life of the loans.

Our loans to Phoenix FM are unsecured and do not have any priority over Phoenix FM’s other debts. Therefore, if Phoenix FM becomes unable to repay all of its debts, we will be competing with Phoenix FM’s other unsecured creditors for its remaining assets. In particular, Mr. Ya Li, a director and the president of our company and the chairman of Phoenix FM, granted a loan in the amount of RMB10.8 million to Phoenix FM in 2015, which ranks pari passu with our loans. Mr. Ya Li informed us that he granted the loan for his personal investment purpose and used his personal fund for the loan.

In April 2016, our audit committee ratified all of our past loans to Phoenix FM and authorized us to grant unsecured, short-term loans to Phoenix FM in an aggregate principal amount of up to RMB13.0 million (including loans outstanding as of the date of the audit committee’s authorization), each with a term of twelve months but repayable upon our demand. Phoenix FM is required to use the proceeds of the loans for its working capital requirements in the ordinary course of its business.

Advertisement Agreement with Tianbo

In 2013, Tianying Jiuzhou and Tianbo entered into an Agreement on Operation and Advertisement Agency for Real Estate Channel and an Advertisement Source Purchase Agreement, pursuant to which, Tianying Jiuzhou granted Tianbo the exclusive right to operate our real estate channel (house.ifeng.com) and act as the exclusive agent for placement of real estate advertisements on ifeng.com (鳳凰網). As of December 31, 2015, the amount due from Tianbo was RMB22.1 million (US$3.4 million). In February 2016, Tianbo repaid RMB10.0 million (US$1.5 million).

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

	Market Price for Each ADS
	High	Low
	US$	US$
Annual highs and lows
2013	13.38	3.39
2014	13.58	7.42
2015
Quarterly highs and lows
Second quarter 2013	5.89	3.40
Third quarter 2013	12.57	5.03
Fourth quarter 2013	13.38	8.08
First quarter 2014	13.58	8.75
Second quarter 2014	11.40	8.71
Third quarter 2014	11.31	9.30
Fourth quarter 2014	10.46	7.42
First quarter 2015	8.67	5.64
Second quarter 2015	9.90	5.60
Third quarter 2015	8.06	3.87
Fourth quarter 2015	6.19	4.31
First quarter 2016	5.98	3.31
Second quarter 2016 (through April 26, 2016)	4.56	3.93
Monthly highs and lows
October 2015	4.99	4.33
November 2015	5.15	4.31
December 2015	6.19	4.70
January 2016	5.98	4.25
February 2016	4.45	3.31
March 2016	4.65	3.69
April 2016 (through April 26, 2016)	4.56	3.93

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

D.                                                  Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Foreign Exchange Control and Administration.”

E.                                                  Taxation

Cayman Islands Taxation

Pursuant to section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, the Company has obtained an undertaking from the Governor-in-Cabinet (1) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciation shall apply to the Company or its operations; and (2) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on or in respect of the shares, debentures or other obligations of the Company. The undertaking for the Company is for a period of twenty years from 4 December 2007.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties.

No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands.

An exempted company shall make available at its registered office, in electronic form or any other medium, such register of members, including any branch register of members, as may be required of it upon service of an order or notice by the Tax Information Authority pursuant to the Tax Information Authority Law of the Cayman Islands.

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

Under the EIT Law and implementation regulations issued by the State Council, PRC withholding tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. The implementation regulations of the EIT Law set forth that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered a PRC “resident enterprise,” dividends we pay to our non-PRC enterprise investors with respect to our Class A ordinary shares or ADSs, or the gain our non-PRC enterprise investors may realize from the transfer of our Class A ordinary shares or ADSs, may be treated as income derived from sources within the PRC and be subject to PRC tax. In addition, it is unclear whether our non-PRC individual investors would be subject to any PRC tax in the event we are deemed a “ PRC resident enterprise. “ If any PRC tax were to apply to such dividends or gains of non-PRC individual investors, it would generally apply at a tax rate of 20%. Furthermore, it is unclear whether, if we are considered a PRC “resident enterprise,” holders of our Class A ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

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

ITEM 11.                                                       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration risk

We depend on China Mobile, which is a shareholder of Phoenix TV, for a significant portion of our business. The revenues generated from advertising and paid services we provided through China Mobile for the years ended December 31, 2013, 2014 and 2015 were RMB429.6 million, RMB320.4 million and RMB309.3 million (US$47.7 million), respectively, which accounted for 30.2%, 19.6% and 19.2% of our total revenue in the respective years.

We had accounts receivable from China Mobile as of December 31, 2014 and 2015 of RMB74.3 million and RMB58.3 million (US9.0 million), respectively, which are included on our balance sheets as “Amounts due from related parties.” Apart from China Mobile, we have no other customer with revenues or accounts receivable accounting for over 10% of our total revenues or total account receivables, respectively.

Credit risk

Our credit risk arises from cash and cash equivalents, term deposits and short term investments and restricted cash, as well as credit exposures to receivables due from our customers, related parties and other parties.

We believe that there is no significant credit risk associated with cash and cash equivalents, term deposits and short term investments and restricted cash which were held by reputable financial institutions in the jurisdictions where we are located. We believe that we are not exposed to unusual risks as these financial institutions have high credit quality.

In January 2016, our board of directors authorized us to grant short-term unsecured loans to Particle in an aggregate principal amount of up to US$20 million at an interest rate of 4.35% per annum and with a term of twelve months. We have granted all of US$20 million loans to Particle as of the date of this annual report. Our audit committee authorized us to grant short-term loans to Phoenix FM in an aggregate principal amount of up to RMB13.0 million with a term of twelve months but repayable upon our demand. As of the date of this annual report, the outstanding amount of our loans to Phoenix FM has been fully impaired. Particle and Phoenix FM are required to use the proceeds of the loans for their working capital requirements in the ordinary course of their businesses. We depend on the ability of Particle and Phoenix FM to generate sufficient cash flow from their operations or financing activities to repay our loans. As such, we are exposed to the credit risk of Particle and Phoenix FM.

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

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 2.6%, 2.0% and 1.4% in 2013, 2014 and 2015, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. We do not anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Currency Risk

Substantially all our revenues and expenses are denominated in Renminbi. We have not had any material foreign exchange gains or losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars relative to the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs are traded in U.S. dollars. Furthermore, a decline in the value of the Renminbi could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our subsidiaries and PRC-incorporated affiliates in China. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our reported financial results in U.S. dollar terms. As of December 31, 2015, we had RMB denominated cash and cash equivalents, term deposits and short term investments totaling RMB1.1 billion, and U.S. dollar denominated cash and cash equivalents of US$10.8 million. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Fluctuations in exchange rates of the Renminbi could materially affect our reported results of operations.”

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

Payments by Depositary

As of March 31, 2016, we had received total payments of US$2.13 million from Deutsche Bank Trust Company Americas, the depositary bank for our ADR program for reimbursement of investor relations expenses and other program related expenses.

PART II

ITEM  13.                      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2013, 2014 and 2015.

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

As of April 2015, we had used all of the net proceeds received from our initial public offering, which consisted of US$33.6 million used for general corporate purposes, US$59.1 million for share repurchases and related transaction costs, and US$24.9 million for investment in Particle.

ITEM 15.                         CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2015, an evaluation has been carried out under the supervision and with the participation of our senior management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding the required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon the Company’s evaluation, our senior management has concluded that, as of December 31, 2015, our disclosure controls and procedures were effective.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2015 using the criteria set forth in the report “Internal Control—Integrated Framework(2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2015.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their attestation report which appears in this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

We maintain a system of internal control over financial reporting that is designed to provide reasonable assurance that our books and records accurately reflect our transactions and that our established policies and procedures are followed. As required by Rule 13a-15(d), under the Exchange Act, our management, including our chief executive officer, president and our chief financial officer, has also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.                AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Jerry Juying Zhang, who is an independent director, qualifies as an audit committee financial expert as defined in Item 16A of the instruction to Form 20-F.

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

ITEM 16C.                PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Zhong Tian LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2015, for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, for the years indicated.

	For the Years Ended December 31,
	2014	2015
	(In thousands of US dollars)
Audit Fees (1)	860	1,125
Tax Fees (2)	—	17
All Other Fees (3)	48	46
Total	908	1,188

(1)                  Audit fees consist of fees associated with the annual audit, reviews of our quarterly financial statements and related statutory and regulatory filings. For 2014 and 2015, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

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

ITEM  16D.             EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.                PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We publicly announced a share repurchase program on May 14, 2014, pursuant to which we are authorized to repurchase up to US$50.0 million worth of our ADSs for a period of twelve months starting from May 2014. We completed the share repurchase programme in Febuary 2015.

The table below is a summary of the ADSs repurchased by us during 2015.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS (1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans or Programs
		US$		US$
January 1, 2015 — January 31, 2015	688,794	8.04	4,709,867	5,212,626
February 1, 2015 — February 28, 2015	658,277	7.92	5,368,144	—
2015 Total	1,347,071

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

*4.19	Translation of the Second Supplemental Agreement to the Content, Branding, Promotion and Technology Cooperation Agreement, dated March 24, 2016, between Fenghuang On-line and Phoenix TV.

4.20

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

*4.23	Translation of the Second Supplemental Agreement to the Program Content License Agreement, dated March 24, 2016, between Phoenix TV, Tianying Jiuzhou and Yifeng Lianhe.

4.24

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

*4.27	Translation of the Second Supplemental Agreement to the Trademark License Agreement, dated March 24, 2016, between Phoenix TV, Tianying Jiuzhou and Yifeng Lianhe.

4.28

Loan Agreement Memorandum, dated as of January 3, 2011, between Phoenix Satellite Television Co., Ltd and Phoenix Satellite Television Information Limited (incorporated by reference Exhibit 10.23 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.29

Translation of the Cooperation Agreement, dated as of December 29, 2009, between China Mobile Communications Corporation and Tianying Jiuzhou (incorporated by reference Exhibit 10.24 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.30

Translation of the Cooperation Agreement, dated as of February 14, 2011, between China Mobile Communications Corporation and Tianying Jiuzhou (incorporated by reference Exhibit 10.25 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

*4.31

Schedule of Material Differences between the Cooperation Agreement, dated as of February 14, 2011, between China Mobile Communications Corporation and Beijing Tianying Jiuzhou Network Technology Co., Ltd. entered into in 2011, filed as Exhibit 10.25 to the Registration Statement on Form F-1 (File No. 333-173666) (“Cooperation Agreement 2011”), the Cooperation Agreement, dated as of April 24, 2013, between China Mobile Communications Corporation and Beijing Tianying Jiuzhou Network Technology Co., Ltd. entered into in 2013 (“Cooperation Agreement 2013”), the Cooperation Agreement, dated as of June 20, 2014, between China Mobile Communications Corporation and Beijing Tianying Jiuzhou Network Technology Co., Ltd. entered into in 2014 (“Cooperation Agreement 2014”), and the Cooperation Agreement, dated as of September 16, 2015, between China Mobile Communications Corporation and Beijing Tianying Jiuzhou Network Technology Co., Ltd. entered into in 2015 (“Cooperation Agreement 2015”).

4.32

Share Purchase Agreement, dated as of September 10, 2014, among Particle Inc., Particle (HK) Limited, Beijing Particle Information Technology Co., Ltd., Beijing Yidianwangju Technology Co., Ltd., Zhaohui Zheng, Xuyang Ren, Xin Li, Rongqing Lu, Shunwei TMT II Limited, Red Better Limited and our company (incorporated by reference Exhibit 4.29 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2015 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 30, 2015).

4.33

Share Purchase Agreement, dated as of November 7, 2014, among Zhaohui Zheng, Xin Li, Rongqing Lu, Tengteng Kong, Weijian Lin, Kaifeng Xu, Miao Liu, Yuanyuan Wang, Xiaoxi Wu, Fubo Wang, Shi’an Peng, Sha Zhou, Qiyu Tan and our company (incorporated by reference Exhibit 4.30 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2015 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 30, 2015).

4.34

Share Purchase Agreement, dated as of February 10, 2015, among Particle Inc., Particle (HK) Limited, Beijing Particle Information Technology Co., Ltd., Beijing Yidianwangju Technology Co., Ltd., Zhaohui Zheng, Xuyang Ren, Xin Li, Rongqing Lu, Shunwei TMT II Limited, Red Better Limited and our company (incorporated by reference Exhibit 4.31 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2015 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 30, 2015).

4.35

Share Purchase Agreement, dated as of February 10, 2015, among IDG Technology Venture Investment V, L.P., Yifang Technology Group, Ltd. and our company (incorporated by reference Exhibit 4.32 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2015 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 30, 2015).

*4.36	Loan Agreement, dated as of January 28, 2016, among Particle Inc., Particle (HK) Limited, Beijing Particle Information Technology Co., Ltd., Beijing Yidianwangju Technology Co., Ltd., and our company.

*4.37	Loan Agreement, dated as of April 5, 2016, among Particle Inc., Particle (HK) Limited, Beijing Particle Information Technology Co., Ltd., Beijing Yidianwangju Technology Co., Ltd., and our company.

*8.1	List of Subsidiaries

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

Date: April 28, 2016

Phoenix New Media Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Phoenix New Media Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, consolidated statements of shareholders’ equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of Phoenix New Media Limited (the “Company”) and its subsidiaries at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of the accompanying Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
April 28, 2016

Phoenix New Media Limited

Consolidated Balance Sheets

(Amounts in thousands, except for number of shares and per share data)

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
			(Note 2d)
ASSETS
Current assets:
Cash and cash equivalents	1,285,847	310,669	47,959
Term deposits and short term investments	40,000	769,681	118,818
Restricted cash	—	125,000	19,297
Accounts receivable, net	493,569	506,351	78,167
Amounts due from related parties	176,224	124,677	19,247
Prepayments and other current assets	42,703	58,574	9,042
Deferred tax assets	24,565	35,963	5,552
Total current assets	2,062,908	1,930,915	298,082
Non-current assets:
Property and equipment, net	89,694	80,537	12,433
Intangible assets, net	14,913	12,404	1,915
Available-for-sale investments	77,093	513,994	79,347
Equity investments, net	68,880	11,610	1,792
Other non-current assets	13,342	17,746	2,739
Total non-current assets	263,922	636,291	98,226
Total assets	2,326,830	2,567,206	396,308
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including amounts of the consolidated VIEs, excluding intercompany amounts, without recourse to the Company of RMB581,781 and RMB502,696 (US$77,603) as of December 31, 2014 and 2015, respectively. Note 1):

Short-term loans	—	131,046	20,230
Accounts payable	271,599	289,148	44,637
Amounts due to related parties	22,489	19,368	2,990
Advances from customers	17,587	15,239	2,352
Taxes payable	88,938	93,120	14,375
Salary and welfare payable	105,073	114,028	17,603
Accrued expenses and other current liabilities	86,307	80,891	12,487
Total current liabilities	591,993	742,840	114,674

Non-current liabilities (including amounts of the consolidated VIEs, excluding intercompany amounts, without recourse to the Company of RMB18,179 and RMB19,680 (US$3,039) as of December 31, 2014 and 2015, respectively. Note 1):

Deferred tax liabilities	1,312	1,312	203
Long-term liabilities	16,867	18,368	2,836
Total non-current liabilities	18,179	19,680	3,039
Total liabilities	610,172	762,520	117,713
Commitments and contingencies (Note 22)
Shareholders’ equity:
Phoenix New Media Limited shareholders’ equity:
Class A ordinary shares (US$0.01 par value, 680,000,000 shares authorized; 260,204,642 and 253,250,854 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	17,278	16,733	2,583
Class B ordinary shares (US$0.01 par value, 320,000,000 shares authorized ; 317,325,360 and 317,325,360 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	22,053	22,053	3,404
Additional paid-in capital	1,587,227	1,551,104	239,449
Treasury stock (2,039,656 shares and nil as of December 31, 2014 and 2015, respectively)	(13,379)	—	—
Statutory reserves	65,968	70,311	10,854
Retained earnings	52,852	122,093	18,848
Accumulated other comprehensive (loss)/income	(15,341)	23,341	3,604
Total Phoenix New Media Limited shareholders’ equity	1,716,658	1,805,635	278,742
Noncontrolling interests	—	(949)	(147)
Total shareholders’ equity	1,716,658	1,804,686	278,595
Total liabilities and shareholders’ equity	2,326,830	2,567,206	396,308

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Comprehensive Income

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	For the Years Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Revenues(1):
Net advertising revenues	863,737	1,190,158	1,226,516	189,342
Paid service revenues	560,738	447,702	382,680	59,076
Total revenues	1,424,475	1,637,860	1,609,196	248,418
Cost of revenues(1)	(696,355)	(781,632)	(829,386)	(128,035)
Gross profit	728,120	856,228	779,810	120,383
Operating expenses(1):
Sales and marketing expenses	(273,399)	(330,777)	(346,133)	(53,434)
General and administrative expenses	(97,849)	(137,818)	(183,989)	(28,403)
Technology and product development expenses	(108,683)	(149,996)	(170,714)	(26,354)
Total operating expenses	(479,931)	(618,591)	(700,836)	(108,191)
Income from operations	248,189	237,637	78,974	12,192
Other income:
Interest income, net	32,775	46,535	27,906	4,308
Foreign currency exchange gain/(loss)	19,687	(6,059)	(1,054)	(163)
Gain on disposition of subsidiaries and acquisition of equity investments	—	29,660	—	—
Loss from equity investments, including impairments	—	(18,538)	(41,861)	(6,462)
Gain on disposal of an equity investment and acquisition of available-for-sale investments	—	—	4,643	717
Others, net	14,960	21,261	29,294	4,522
Income before tax	315,611	310,496	97,902	15,114
Income tax expense	(37,588)	(48,377)	(25,517)	(3,939)
Net income	278,023	262,119	72,385	11,175
Net loss attributable to noncontrolling interests	1,531	972	1,199	185
Net income attributable to Phoenix New Media Limited	279,554	263,091	73,584	11,360
Net income	278,023	262,119	72,385	11,175
Other comprehensive income (net of tax of nil, nil and nil for 2013, 2014 and 2015 respectively): fair value remeasurement for available-for-sale investments	—	40,283	15,869	2,450
Other comprehensive (loss)/income (net of tax of nil, nil and nil for 2013, 2014 and 2015 respectively): foreign currency translation adjustment	(23,179)	4,503	22,813	3,522
Comprehensive income	254,844	306,905	111,067	17,147
Comprehensive loss attributable to noncontrolling interests	1,531	972	1,199	185
Comprehensive income attributable to Phoenix New Media Limited	256,375	307,877	112,266	17,332
Net income attributable to Phoenix New Media Limited	279,554	263,091	73,584	11,360
Net income per Class A and Class B ordinary share:
Basic	0.46	0.44	0.13	0.02
Diluted	0.45	0.43	0.13	0.02
Net income per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	3.69	3.52	1.03	0.16
Diluted	3.59	3.42	1.01	0.16
Weighted average number of Class A and Class B ordinary shares used in computing net income per share:
Basic	605,988,397	597,616,623	571,247,723	571,247,723
Diluted	622,420,459	614,620,110	580,785,256	580,785,256

(1)    Revenues, cost of revenues and operating expenses include transactions with related parties as follows (Note 23):

Net advertising revenues	45,127	55,565	71,048	10,969
Paid service revenues	413,407	291,610	276,712	42,717
Cost of revenues	(76,491)	(45,917)	(49,363)	(7,620)
Sales and marketing expenses	(1,040)	(1,246)	(1,788)	(276)
General and administrative expenses	(404)	(354)	(1,812)	(280)

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Shareholders’ Equity

(Amount in thousands, except for number of shares)

	Phoenix New Media Limited Shareholders’ Equity
									(Accumulated	Accumulated
							Additional		deficit)/	other		Total
	Class A ordinary shares		Class B ordinary shares		Treasury stock		paid-in	Statutory	Retained	comprehensive	Noncontrolling	shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	earnings	(loss)/income	interests	equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2012	299,408,949	19,575	317,325,360	22,053	(40,800)	(112)	1,785,597	31,985	(455,810)	(36,948)	—	1,366,340
Share-based compensation	—	—	—	—	—	—	16,723	—	—	—	—	16,723
Issuance of ordinary shares upon settlement of share-based awards	4,707,400	291	—	—	—	—	228	—	—	—	—	519
Repurchase of ordinary shares	—	—	—	—	(20,196,592)	(72,611)	—	—	—	—	—	(72,611)
Cancellation of repurchased ordinary shares	(20,237,392)	(1,256)	—	—	20,237,392	72,723	(72,247)	—	—	—	—	(780)
Cancellation of restricted shares	(1,300,000)	(80)	—	—	—	—	80	—	—	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	—	—	18,345	(18,345)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(23,179)	—	(23,179)
Capital contribution received from noncontrolling shareholders	—	—	—	—	—	—	4,612	—	—	—	5,388	10,000
Net income	—	—	—	—	—	—	—	—	279,554	—	(1,531)	278,023
Balance as of December 31, 2013	282,578,957	18,530	317,325,360	22,053	—	—	1,734,993	50,330	(194,601)	(60,127)	3,857	1,575,035
Share-based compensation	—	—	—	—	—	—	53,181	—	—	—	—	53,181
Issuance of ordinary shares upon settlement of share-based awards	6,928,776	426	—	—	—	—	9,217	—	—	—	—	9,643
Repurchase of ordinary shares	—	—	—	—	(32,168,584)	(241,344)	—	—	—	—	—	(241,344)
Cancellation of repurchased ordinary shares	(30,128,928)	(1,854)	—	—	30,128,928	227,965	(227,267)	—	—	—	—	(1,156)
Cancellation of restricted shares	(168,752)	(10)	—	—	—	—	10	—	—	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	—	—	15,638	(15,638)	—	—	—
Fair value changes of available-for-sale investments	—	—	—	—	—	—	—	—	—	40,283	—	40,283
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	4,503	—	4,503
Issuance of ordinary shares for investment	3,034,245	186	—	—	—	—	17,093	—	—	—	—	17,279
Disposition of certain investment in a subsidiary	—	—	—	—	—	—	—	—	—	—	(2,885)	(2,885)
Net income	—	—	—	—	—	—	—	—	263,091	—	(972)	262,119
Balance as of December 31, 2014	262,244,298	17,278	317,325,360	22,053	(2,039,656)	(13,379)	1,587,227	65,968	52,852	(15,341)	—	1,716,658
Share-based compensation	—	—	—	—	—	—	34,354	—	—	—	—	34,354
Issuance of ordinary shares upon settlement of share-based awards	3,822,780	240	—	—	—	—	8,534	—	—	—	—	8,774
Repurchase of ordinary shares	—	—	—	—	(10,776,568)	(65,910)	—	—	—	—	—	(65,910)
Cancellation of repurchased ordinary shares	(12,816,224)	(785)	—	—	12,816,224	79,289	(79,011)	—	—	—	—	(507)
Appropriation to statutory reserves	—	—	—	—	—	—	—	4,343	(4,343)	—	—	—
Fair value changes of available-for-sale investments	—	—	—	—	—	—	—	—	—	15,869	—	15,869
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	22,813	—	22,813
Capital contribution received from noncontrolling shareholders	—	—	—	—	—	—	—	—	—	—	250	250
Net income	—	—	—	—	—	—	—	—	73,584	—	(1,199)	72,385
Balance as of December 31, 2015	253,250,854	16,733	317,325,360	22,053	—	—	1,551,104	70,311	122,093	23,341	(949)	1,804,686
Balance as of December 31, 2015 (in US$)		2,583		3,404		—	239,449	10,854	18,848	3,604	(147)	278,595

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Years Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net income	278,023	262,119	72,385	11,175
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	16,723	53,181	34,354	5,304
Provision for allowance for doubtful accounts, including related party amounts	2,590	9,229	49,320	7,614
Depreciation and amortization expense	31,465	36,323	45,473	7,020
Impairment of intangible assets	—	—	3,822	590
Loss from equity investments, including impairments	—	18,538	41,861	6,462
Deferred income tax	(5,275)	(3,226)	(11,398)	(1,760)
Loss on disposal of property and equipment	1,003	589	749	116
Gain on disposition of subsidiaries and acquisition of equity investments	—	(29,660)	—	—
Gain on disposal of an equity investment and acquisition of available-for-sale investments	—	—	(4,643)	(717)
Foreign currency exchange (gain)/loss	(19,687)	6,059	1,054	163
Changes in operating assets and liabilities:
Accounts receivable	(74,982)	(180,904)	(59,772)	(9,227)
Prepayments and other current assets	6,439	(14,320)	(18,254)	(2,818)
Amounts due from related parties	(61,347)	(50,684)	41,368	6,386
Other non-current assets	426	(1,076)	(4,404)	(680)
Accounts payable	69,493	63,419	24,415	3,769
Advances from customers	4,848	7,202	(2,348)	(362)
Salary and welfare payable	35,200	13,023	8,955	1,382
Taxes payable	17,984	36,432	4,182	646
Amounts due to related parties	19,228	1,455	(3,980)	(614)
Accrued expenses and other current liabilities	21,436	41,139	(3,828)	(591)
Long-term liabilities	4,235	4,636	1,501	232
Net cash provided by operating activities	347,802	273,474	220,812	34,090
Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(29,238)	(35,387)	(43,457)	(6,709)
Placement of term deposits and short term investments	(2,696,407)	(3,565,274)	(3,288,344)	(507,633)
Maturity of term deposits and short term investments	2,374,309	4,082,583	2,562,584	395,595
Payment for available-for-sale investments	—	(36,810)	(352,008)	(54,341)
Payment for equity investments	—	(37,681)	(10,643)	(1,643)
Disposal of subsidiaries, net of cash received	—	(14,259)	—	—
Change in restricted cash	—	—	(125,000)	(19,297)
Net cash (used in)/provided by investing activities	(351,336)	393,172	(1,256,868)	(194,028)
Cash flows from financing activities:
Proceeds from exercise of stock options	519	8,756	6,944	1,072
Proceeds from short-term loans	—	—	123,589	19,079
Repurchase of ordinary shares	(65,198)	(242,500)	(66,417)	(10,253)
Capital contribution received from noncontrolling shareholders	—	10,000	250	39
Net cash (used in)/provided by financing activities	(64,679)	(223,744)	64,366	9,937
Effect of exchange rate changes on cash and cash equivalents	(2,818)	(2,193)	(3,488)	(541)
Net (decrease)/increase in cash and cash equivalents	(71,031)	440,709	(975,178)	(150,542)
Cash and cash equivalents at the beginning of the year	916,169	845,138	1,285,847	198,501
Cash and cash equivalents at the end of the year	845,138	1,285,847	310,669	47,959
Supplemental disclosure of cash flow information:
Cash paid during the period for income taxes	19,598	32,786	36,044	5,564
Supplemental disclosure of non-cash investing and financing activities:
Restricted cash related to capital contribution financed by noncontrolling shareholders	10,000	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

1. Organization and Principal Activities

Phoenix New Media Limited (“PNM”, or the “Company”) was incorporated in the Cayman Islands on November 22, 2007 by Phoenix Satellite Television (B.V.I.) Holding Limited (the “Parent”), a subsidiary of Phoenix Satellite Television Holdings Ltd. (the “Phoenix TV”). Phoenix TV, its subsidiaries and variable interest entities (“VIEs”) are collectively referred to as the Phoenix TV Group. As of December 31, 2015, the Company had eleven subsidiaries, six VIEs and seven subsidiaries of VIEs. The Company, its subsidiaries, VIEs and subsidiaries of the VIEs are hereinafter collectively referred to as the “Group”. The Group generates revenues from providing advertising services and paid services, which include mobile value-add services (“MVAS”) and games and others. Two of the VIEs hold the necessary licenses and approvals to operate Internet-related businesses in the PRC. In addition, the VIEs are in the process of applying for certain licenses for the operations of their businesses, including an Internet audio-visual program transmission license and an Internet news license.

The details of the subsidiaries, VIEs and the subsidiaries of the VIEs as of December 31, 2015 are set out below:

			Percentage
			of Direct or
			Indirect
	Place of	Date of	Economic	Principal
Name	Incorporation	Incorporation	Ownership	Activity
Direct subsidiaries:
Phoenix Satellite Television Information Limited	British Virgin Islands (“BVI”)	September 1, 1999	100%	Investment holding
Phoenix New Media (Hong Kong) Company Limited	Hong Kong	February 24, 2011	100%	Advertising
Phoenix New Media (Hong Kong) Information Technology Company Limited	Hong Kong	April 22, 2014	100%	Investment holding
I Game Limited	Cayman Island	May 20, 2014	100%	Investment holding
Convergence Investment Co. Ltd.	Cayman Island	July 17,2015	100%	Investment holding
Indirect subsidiaries:
Fenghuang On-line (Beijing) Information Technology Co., Ltd. (“Fenghuang On-line”)	PRC	December 20, 2005	100%	Technical consulting
Beijing Fenghuang Yutian Software Technology Co., Ltd. (“Fenghuang Yutian”)	PRC	June 15, 2012	100%	Software development
Fenghuang Feiyang (Beijing) New Media Information Technology Co., Ltd. (“Fenghuang Feiyang”)	PRC	October 25, 2013	100%	Advertising
I Game (Hong Kong) Company Limited	Hong Kong	June 10, 2014	100%	Game
Beijing Fenghuang Borui Software Technology Co., Ltd. (“Fenghuang Borui”)	PRC	October 13, 2014	100%	Software development
Qieyiyou (Beijing) Information Technology Co., Ltd. (“Qieyiyou”)	PRC	November 28, 2014	100%	Game
VIEs:
Beijing Tianying Jiuzhou Network Technology Co., Ltd. (“Tianying Jiuzhou”)	PRC	April 18, 2000	100%	Advertising, MVAS, and games and others
Yifeng Lianhe (Beijing) Technology Co., Ltd. (“Yifeng Lianhe”)	PRC	June 16, 2006	100%	MVAS
Beijing Chenhuan Technology Co., Ltd. (“Chenhuan”)	PRC	June 10, 2014	100%	Game
Beijing Youjiuzhou Technology Co., Ltd. (“Youjiuzhou”)	PRC	June 10, 2014	100%	Game
Beijing Huanyou Tianxia Technology Co., Ltd. (“Huanyou Tianxia”)	PRC	June 16, 2014	100%	Game
Shanghai Meowpaw Information Technology Co., Ltd. (“Meowpaw”)	PRC	January 14, 2015	75%	Game
Subsidiaries of VIEs:
Beijing Tianying Chuangzhi Advertising Co., Ltd. (“Tianying Chuangzhi”)	PRC	February 8, 2010	100%	Advertising
Beijing Fenghuang Interactive Entertainment Network Technology Co., Ltd. (“Fenghuang Interactive Entertainment “)*	PRC	June 1, 2012	100%	MVAS, and games and others
Tianjin Fenghuang Mingdao Culture Communication Co., Ltd. (“Fenghuang Mingdao”)	PRC	May 24, 2013	100%	Advertising
Chengdu Huanyou Tianxia Network Techonology Co., Ltd. (“Chengdu Huanyou”)	PRC	January 20, 2015	100%	Game
Shanghai Yixi Network Technology Co., Ltd. (“ Yixi”)	PRC	March 26, 2015	100%	Software development
Beijing Fenghuang Convergence Investment Co., Ltd. (“Fenghuang Convergence”)	PRC	September 18, 2015	100%	Investment holding
Jinhua Fenghuang Huyu Network Technology Co., Ltd. (“ Jinhua Huyu “)	PRC	November 12, 2015	100%	MVAS, and games and others

*In August, 2015, the name of “Beijing Jirong Wenhua Culture Communication Co., Ltd.” was changed to “Beijing Fenghuang Interactive Entertainment Network Technology Co., Ltd.”.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

1. Organization and Principal Activities (Continued)

In order to comply with Chinese laws and regulations that prohibit or restrict foreign ownership of companies that operate Internet content, advertising and game businesses, a series of agreements (the “Contractual Agreements”) were entered into among Fenghuang On-line, Tianying Jiuzhou, Yifeng Lianhe and their legal shareholders in 2009, and among Qieyiyou, Chenhuan, Youjiuzhou, Huanyou Tianxia and their legal shareholders in 2015. Through the aforementioned activities, Tianying Jiuzhou, Yifeng Lianhe, Chenhuan, Youjiuzhou and Huanyou Tianxia are considered as VIEs in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Fenghuang On-line and Qieyiyou are entitled to substantially all the economic risks and rewards associated with the VIEs, and are the primary beneficiaries of the VIEs, respectively.

Voting Right Entrustment Agreements

Pursuant to the voting right entrustment agreements among the VIEs, their legal shareholders and Fenghuang On-line or Qieyiyou, each legal shareholder of the VIEs agreed to grant a person designated by Fenghuang On-line or Qieyiyou the right to exercise their rights as shareholders, including all voting rights, as well as rights to attend and propose the convening of shareholder meetings. Unless otherwise required by law, the voting right entrustment agreements will remain in effect indefinitely unless both parties agree to terminate the agreement in writing, or unless the Fenghuang On-line or Qieyiyou decide in their discretion to terminate the relevant agreements.

Exclusive Equity Option Agreements

Under the exclusive equity option agreements among the VIEs, their legal shareholders and Fenghuang On-line and Qieyiyou, legal shareholders of the VIEs irrevocably granted Fenghuang On-line or Qieyiyou or their designated person an irrevocable, unconditional and exclusive option to purchase, to the extent permitted by applicable PRC laws, all of the equity interest in the VIEs from the legal shareholders. The purchase price for the entire equity interest is to be calculated based on the paid-up amount of the relevant equity interest or the minimum price permitted by applicable PRC laws. The exclusive equity option agreement will remain in effect until all of the equity interest in the VIEs has been duly transferred to Fenghuang On-line or Qieyiyou or their designated representatives.

Loan Agreements

Pursuant to the loan agreements among Fenghuang On-line or Qieyiyou, and legal shareholders of their VIEs, Fenghuang On-line or Qieyiyou granted interest-free loans to the legal shareholders of the VIEs for an amount that is equal to their respective capital contribution in the VIEs. The loans can be repaid only with proceeds from the sale of all of the respective shareholder’s equity interest in the applicable VIE to Fenghuang On-line or Qieyiyou, or their designated representatives pursuant to the applicable exclusive equity option agreement. The term of each loan is ten years, and may be extended upon mutual agreement of the parties.

Equity Pledge Agreements

Under the equity pledge agreement among the VIEs, their legal shareholders and Fenghuang On-line or Qieyiyou, the legal shareholders of the VIEs have pledged their equity interests in the VIEs to Fenghuang On-line or Qieyiyou to secure the performance of the obligations of the VIEs and their legal shareholders under the applicable exclusive technical licensing and services agreement, voting right entrustment agreement, exclusive equity option agreement and loan agreement. The equity pledge agreements will remain in effect until the secured obligations have been fully performed by the VIEs or released by Fenghuang On-line or Qieyiyou.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

1. Organization and Principal Activities (Continued)

Exclusive Technical Licensing and Service Agreements

Under the exclusive technical licensing and service agreements between Fenghuang On-line or Qieyiyou and each of the VIEs, Fenghuang On-line or Qieyiyou has the exclusive right to provide technical and consulting services to their respective VIEs. The VIEs have agreed to pay a service fee to Fenghuang On-line or Qieyiyou equal to a certain percentage of their respective annual revenues plus a special service fee for certain services rendered by Fenghuang On-line or Qieyiyou at the request of the VIEs. The technical service agreements also transfer all of the economic benefit of intellectual property created by the VIEs to Fenghuang On-line or Qieyiyou. Each exclusive technical services agreement will remain in effect indefinitely and can be terminated only by Fenghuang On-line or Qieyiyou unless otherwise required by law.

The Group has evaluated the relationship among the Company, Fenghuang On-line or Qieyiyou and the VIEs in accordance with U.S. GAAP. Pursuant to the voting right entrustment agreements, the Company has obtained power, as granted to the legal shareholders by the applicable PRC law and under the articles of association of the VIEs, to direct all significant activities of the VIEs, which include but are not limited to budgeting, financing, and making other strategic and operational decisions, and will significantly impact the VIEs’ economic performance. Pursuant to the exclusive technical licensing and service agreements and other agreements, the Company has the right to receive benefits of the VIEs in the form of technical service fees, which could potentially be significant to the VIEs’ net income. In addition, the Company has the right to receive all the residual assets of the VIEs through exercise of the exclusive equity option agreements. As a result, the Company, through Fenghuang On-line and Qieyiyou, is considered the primary beneficiary of the VIEs and therefore includes the VIEs’ assets, liabilities and operating results in its consolidated financial statements.

In January 2015, in order to leverage the Group’s brand, content platform and large user base to expand into more entertainment related businesses, the Group established a new subsidiary Meowpaw with share capital of RMB1.0 million (US$0.2 million). Meowpaw plans to engage in creating intellectual properties, related games, books, movies and animations, etc. The Group held 75% of the shares, and the noncontrolling shareholder, who was an individual, held the rest of 25%. Meowpaw’s share capital was not sufficient to support its operations. In addition to the capital injection, the Group provided a long-term financing of RMB34.0 million (US$5.2 million) to support its operations. In accordance with ASC810-10, Variable Interest Entities, Meowpaw is thinly capitalized and consolidated as a variable interest entity. Meowpaw may not pay any dividend to shareholders until the accumulated retained earnings is over RMB35.0 million (US$5.4 million). The Group owns 75% equity interest of Meowpaw, it can absorb a majority of Meowpaw’s expected loss, own the power to direct Meowpaw’s activities and most significantly impact Meowpaw’s economic performance, therefore, the Group is the primary beneficiary of Meowpaw and consolidate Meowpaw under VIE model.

The Company has the power to direct the activities of all the VIEs, including the VIEs aforementioned in the Contractual Agreements and Meowpaw, and can freely have assets transferred out of all the VIEs without any restrictions. Only the registered capital and PRC statutory reserves of the VIEs amounted to RMB32.1 million (US$5.0 million) as of December 31, 2015 can be used to solely settle obligations of the VIEs. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, the creditors of the VIEs’ liabilities do not have recourse to the general credit of the Company. The amounts of the consolidated VIEs’ current liabilities without recourse to the Company disclosed on the face of the consolidated balance sheets have excluded the amounts due to inter-company entities.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

1. Organization and Principal Activities (Continued)

The following tables set forth the assets, liabilities, results of operations and cash flows of the consolidated VIEs:

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
Current assets	1,341,023	1,075,360	166,007
Non-current assets	70,197	79,211	12,228
Total assets	1,411,220	1,154,571	178,235
Accounts payable	352,008	282,509	43,612
Amounts due to related parties	886	2,694	416
Amounts due to inter-company entities	608,181	406,538	62,759
Advances from customers	17,380	13,745	2,122
Taxes payable	49,717	56,034	8,650
Salary and welfare payable	84,874	85,019	13,125
Accrued expenses and other current liabilities	76,916	62,695	9,678
Current liabilities	1,189,962	909,234	140,362
Non-current liabilities	18,179	19,680	3,039
Total liabilities	1,208,141	928,914	143,401

	For the Years Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Revenues	1,418,693	1,632,827	1,504,370	232,235
Net income	14,851	53,141	22,329	3,447

	For the Years Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Net cash used in operating activities	(311,286)	(110,741)	(91,907)	(14,188)
Net cash (used in)/provided by investing activities	(457,202)	403,635	(197,307)	(30,459)
Net cash provided by financing activities	—	10,000	250	39

As of December 31, 2015, the total assets for the consolidated VIEs mainly comprised of cash and cash equivalents, term deposits and short term investments, accounts receivable, prepayments and other current assets, amounts due from related parties and property and equipment. There was no pledge or collateralization of these assets. Unrecognized revenue-producing assets that are held by the VIEs comprise the Internet Content Provision License, the Online Culture Operating Permit, the Internet Publication License, the Permit for Production and Operation of Radio and TV Programs, the Value-added Telecommunications Business Operating License, trademark, and domain name. Recognized revenue-producing assets that are held by the VIEs comprise property and equipment and operating rights for licensed games. As of December 31, 2015, the total liabilities for the consolidated VIEs mainly comprised accounts payable, amounts due to related parties, amounts due to inter-company entities, advances from customers, salary and welfare payable, taxes payable and accrued expenses and other current liabilities. The consolidated VIEs have a series of inter-company transactions, the net impacts were net loss RMB380.9 million, RMB414.4 million and RMB242.4 million (US$37.4 million) for the years ended December 31, 2013, 2014 and 2015, respectively. The balances and transactions of the consolidated VIEs were reflected in the Company’s consolidated financial statements with inter-company transactions eliminated.

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

2. Principal Accounting Policies

(a) Basis of presentation, principles of consolidation, recognition of noncontrolling interests and cost allocations

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and the subsidiaries of the VIEs. The consolidated financial statements have been prepared in accordance with U.S. GAAP and on a going concern basis. All significant transactions and balances among the Company, its subsidiaries, its VIEs and the subsidiaries of the VIEs have been eliminated upon consolidation. The Company consolidates the VIEs as required by Accounting Standards Codification (“ASC”) 810 Consolidation, because Fenghuang On-line and Qieyiyou hold all the variable interests of the VIEs and has been determined to be the primary beneficiary of the VIEs (see Note1).

The Group and Phoenix TV Group have engaged in various mutual cooperation activities in content, branding and promotions, technical support and corporate management. There was no payment for these arrangements until November 2009, when the Group entered into a cooperation agreement with Phoenix TV which stipulates the costs and expenses charged to the Group related to content and other services provided by Phoenix TV Group (see Note 22(a)). The agreement was effective as of January 1, 2010. Accordingly, the related costs and expenses were recorded by the Group based on the cooperation agreement for the years ended December 31, 2013, 2014 and 2015.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

2. Principal Accounting Policies (Continued)

(b) Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates. These estimates and assumptions include, but are not limited to, the accounting for advertising and paid service revenues, the determination of estimated selling prices of multiple elements revenues contract, accounting for income taxes and uncertain tax positions, allowance for doubtful accounts, share-based compensation, consolidation, foreign currency translation, determination of the estimated useful lives of property and equipment and intangible assets, assessment of impairment of long-lived assets and equity investment, determination of the fair value of financial instruments, and determination of the fair value of retained equity interest in deconsolidation.

(c) Foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The Company’s operations in China and in international regions use their respective currencies as their functional currencies. In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use US$ or HK$ as their functional currency, have been translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”). Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and have been shown as a component of other comprehensive loss or income in the consolidated statements of shareholders’ equity and the consolidated statements of comprehensive income.

Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign currency exchange gain or loss resulting from the settlement of such transactions and from remeasurement at period-end is recognized in foreign currency exchange gain or loss in the consolidated statements of comprehensive income.

(d) Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.4778 on December 31, 2015 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(e) Fair value of financial instruments

The Group’s financial instruments include cash equivalents, term deposits, short term investments, restricted cash, accounts receivable, amounts due from related parties, prepayments and other current assets, available-for-sale investments, accounts payable, amounts due to related parties, advances from customers, salary and welfare payable, accrued expense, short-term loans and other current liabilities and other non-current assets. Refer to Note 19 for details.

(f) Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted to withdrawal or use, and which have original maturities of three months or less.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

2. Principal Accounting Policies (Continued)

(g) Term deposits, short term investments

Term deposits represent term deposits placed with banks with original maturities of more than three months and up to one year.

Short term investments represent interest-bearing deposits placed with financial institutions which are restricted to withdrawal and use. The investments are issued by commercial bank in China with a variable interest rate indexed to performance of underlying assets. All investments are expected to be realized in cash during the next 12 months.

(h) Restricted cash

Restricted cash represents deposits placed as guarantee of banking facility which are restricted to withdrawal or usage.

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

(j) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated over the following estimated useful lives on a straight-line basis:

Estimated Useful Lives
Computers	3 years
Equipment, furniture and motor vehicles	5 years
Leasehold improvements	Lesser of lease terms or the estimated useful lives of the assets

In accordance with the provision of ASC250, the Group reviews the estimated useful lives of its property and equipment on an ongoing basis. This review indicated that the actual lives of computers were lower than the estimated useful lives used for depreciation purpose. As a result, on June 1, 2015, the Group changed the estimated useful lives of its computers, from 5 years to 3 years, to better reflect the recent estimation. The additional depreciation expenses for the year ended December 31, 2015 was RMB2.4 million. Furthermore, it would cause a decrease in depreciation expenses in amount of RMB0.1 million, RMB0.6 million and RMB0.9 million for the years ended December 31, 2016, 2017 and 2018, respectively.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

2. Principal Accounting Policies (Continued)

(l) Available-for-sale investments

In accordance with ASC topic 320 Investments-Debt and Equity Securities. the Group classifies the investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, The securities that the Group has positive intent and ability to hold to maturity are classified as held-to-maturity securities. The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Investments not classified as trading or as held-to-maturity are classified as available-for-sale investments. Available-for-sale investments are reported at fair value, which is estimated by management after considering an independent appraisal performed by a reputable appraisal firm, with unrealized gains and losses, if any, recorded in the accumulated other comprehensive loss or income in shareholder’s equity. Realized gains and losses are reflected in earnings during the year in which the gains and losses are realized. An impairment loss on the available-for-sale investments would be recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary. Investments with maturities of greater than 12 months are recorded in non-current assets.

(m) Equity investments

Investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 Investments-Equity Method and Joint Ventures. The Group adjusts the carrying amount of equity method investment for its share of the earnings or losses of the investee and reports the recognized earnings or losses in the consolidated statements of comprehensive income. The Group’s share of the earnings or losses of an investee are based on the shares of common stock and in-substance common stock held by the Group. Investments in entities in which the Group does not have significant influence and which does not have readily determinable fair value are accounted for using the cost method of accounting in accordance with ASC subtopic 325-20 Investment-Other Cost Method Investment. An impairment loss on the equity investments is recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

2. Principal Accounting Policies (Continued)

(o) Revenue recognition (continued)

(i)                          Net advertising revenues

Advertising revenues are derived principally from advertising arrangements where the advertisers pay to place their advertisements on the Group’s website in different formats over a particular period of time. Such formats generally include but are not limited to banners, text-links, videos, logos, buttons and rich media. Advertisements on the Group’s website are generally charged on the basis of duration, and advertising contractual arrangements are entered to establish the fixed price and the advertising services to be provided. Where collectability is reasonably assured, advertising revenues from advertising contractual arrangements are recognized ratably over the contract period of display.

The majority of the Group’s advertising revenue arrangements involve multiple element deliverables, including placements of different advertisement formats on the Group’s website over different periods of time. The Group breaks down the multiple element arrangements into single units of accounting when possible, and allocates total consideration to each single unit of accounting using the relative selling price method. For most deliverables in its multiple element arrangements, the Group use management’s best estimate of the selling price in the allocation as the vendor-specific objective evidence or third-party evidence of selling price is not available for those deliverables. The best estimate of the selling price is determined based on the publicly published advertising rate card, times the relevant discount rates, which are taking into considerations of the historical trend, the pricing of advertising areas sold with similar popularities, advertisements with similar formats and quoted prices from competitors, and other relevant market conditions. The Group recognizes revenue on the elements delivered and defers the recognition of revenue for the estimated value of the undelivered elements until the remaining obligations have been satisfied. Where all of the elements within an arrangement are delivered uniformly over the agreement period, the revenues are recognized on a straight-line basis over the contract period.

Agency service fees to third-party advertising agencies

The Group provides cash incentives in the form of agency service fees to certain third-party advertising agencies based on sales performance, and accounts for such incentives as a reduction of revenue in accordance with ASC 605-50-25, Customer Payments and Incentives: Recognition. The Group has estimated and recorded RMB135.9 million, RMB176.8 million and RMB161.6 million (US$24.9 million) in agency service fees to third-party advertising agencies for the years ended December 31, 2013, 2014 and 2015, respectively.

Barter transactions

The Group enters into barter transactions involving advertising services and follows ASC 605-20, Revenue Recognition: Services. Such barter transactions should be recorded at fair value only if such value of the advertising surrendered in the transaction is determinable within reasonable limits. The Group did not recognize revenue and expenses for advertising-for-advertising barter transactions since the fair value of the advertising services surrendered or received in the transaction is not determinable for the years ended December 31, 2013, 2014 and 2015. Except for advertising-for-advertising barter transactions, the Group recognized revenue from barter transactions involving exchanging advertising services for content, technical, marketing services and others amounted to nil, RMB1.0 million and RMB1.4 million (US$0.2 million) for the years ended December 31, 2013, 2014 and 2015, respectively.

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

The Group contracts with China Mobile Communication Corporation and its subsidiaries (“CMCC”), and to a lesser degree, with other mobile operators, for billing, collection and transmission services related to the MVAS offered to its users. The determination of whether to record these revenues using the gross or net method is based on an assessment of various factors; the primary factors are whether the Group is acting as the principal in offering services to the customer or as an agent in the transaction, and the specific requirement of each contract. CMCC is a related party of the Group (see Note 23).

For most mobile game services delivered through telecom operators and most WVAS, the Group is responsible for providing desired services to the customers and has primary responsibility and broad discretion to establish price, therefore the Group is considered the primary obligor in these transactions, and revenues from these services are recorded on a gross basis. Most revenues from mobile digital reading services, music services and mobile video services are recorded on a net basis as the Group is acting as an agent of operators in these transactions.

Due to the time lag between when the services are rendered and when the operators’ billing statements are received, most MVAS revenues are estimated based on the Group’s internal billing records and transmissions for the month, adjusting for prior periods’ confirmation rates with operators and prior periods’ discrepancies between internally estimated revenues and actual revenues confirmed by operators. There was no significant difference between the Group’s estimates and the operators’ billing statements for all the years presented.

The Group also contracts with CMCC to provide news contents and other services to support CMCC’s own mobile newspaper products. A fixed fee is charged for the contracts, and the revenues attributable to the news contents are recognized on a straight-line basis over the periods in which the news contents are provided. Revenues attributable to other services are recognized when the other services are provided.

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

The Group also provides online literature and provides video programming through its online subscription and pay-per-view services to the customers. Revenues from these services, which are recorded on a gross basis, are recognized evenly over the subscription period, or in the period in which a pay-per-view service is provided.

The Group generates revenues from video content sales agreements for television programming produced by Phoenix TV Group and documentaries purchased from third parties. The video content sales agreements the Group enters into involve the transfer of non-exclusive broadcasting rights to other third-party websites or other Internet and mobile media companies for a definitive license period. In accordance with ASC 926-605, Entertainment-Films, Revenue Recognition, the Group recognizes revenues in respect of its video content sales arrangements when the following criteria are met: persuasive evidence of a video content sales arrangement with a customer exists, the content has been delivered or is available for immediate and unconditional delivery, the sublicense period of the arrangement has begun and the customer can begin its exhibition, the arrangement fee is fixed or determinable, and collection of the arrangement fee is reasonably assured. Pursuant to the cooperation agreement signed with Phoenix TV, the Group pays Phoenix TV 50% of the revenues generated from sales of Phoenix TV’s video content, which is recorded in cost of revenues. Refer to Note 22(a) for details.

(p) Cost of revenues

The Group’s cost of revenues consists primarily of (i) revenue sharing fees, including service fees retained by mobile telecommunications operators which are recognized as cost of revenues for revenues recorded on gross basis and revenue sharing fees paid to the Group’s channel and content partners, (ii) content and operational costs, including personnel-related cost associated with content production and certain advertisement sales support personnel, content procurement costs to third-party professional media companies and to Phoenix TV, administrative costs related to in-house content production, channel testing costs, rental cost, depreciation and amortization and other miscellaneous costs, (iii) bandwidth costs, and (iv) sales taxes and surcharges, sales taxes include business tax and value added tax. The sales taxes and surcharges in cost of revenues for the years ended December 31, 2013, 2014 and 2015 were RMB92.9 million, RMB129.8 million and RMB122.5 million (US$18.9 million), respectively.

In China, business tax is imposed by the government on the revenues reported by the selling entities for the provision of taxable services in China. The business tax rate varies depending on the nature of the revenues. The applicable business tax and surcharges rate for the group’s revenues generally ranges from 3.4% to 5.6%.

On November 16, 2011, Ministry of Finance and the State Administration of Taxation announced the Business Tax to Value Added Tax Transformation Pilot Program, or the VAT Pilot Program. Productive service industries, such as the transportation industry and certain modern services industries, were the first in the pilot regions to implement the VAT Pilot Program. The implementation of the VAT Pilot Program began on January 1, 2012 in Shanghai and on September 1, 2012 in Beijing, and was then expanded to seven other provinces and municipalities by the end of 2012. Commencing on August 1, 2013, the implementation of VAT Pilot Program has expanded to all regions in the PRC. As a result of the VAT Pilot Program, the advertising revenues and other modern services revenues, such as games and others services revenues earned by the Group’s entities and technical service fees paid by VIEs to the Group pursuant to the Contractual Agreement, are subject to value-added tax and surcharges at a rate of approximately 6.7%. On April 29, 2014, a notification (the “Cai Shui [2014] No. 43”) was jointly issued by the Ministry of Finance and State Administration of Taxation of the People’s Republic of China, and as approved by the State Council of the People’s Republic of China, the telecommunications industry would be included in the scope of the VAT Pilot Program for the transformation from the business tax to value-added tax from June 1, 2014. As a result, the Group’s MVAS revenues are subject to value-added tax and surcharges at a rate of approximately 6.7% from June 1, 2014.

The Group is also subject to a cultural development fee on the provision of advertising services in China. The applicable tax rate is 3% of the advertising services revenues.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

2. Principal Accounting Policies (Continued)

(q) Sales and marketing expenses

Sales and marketing expenses comprise primarily of: (i) personnel-related expenses including sales commissions related to the sales and marketing personnel; (ii) advertising and promotion expenses including traffic acquisition expenses; and (iii) rental expense, depreciation and amortization expenses. The Group expenses advertising costs as incurred. Total advertising expenses were RMB54.2 million, RMB64.4 million and RMB117.9 million (US$18.2 million) for the years ended December 31, 2013, 2014 and 2015, respectively.

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

(t) Share-based compensation

The Company has incentive plans for the granting of share-based awards, including share options, restricted shares and restricted share units. The Company measures the cost of employee services received in exchange for share-based compensation at the grant date fair value of the award. The Company recognizes the share-based compensation as costs and or expenses in the consolidated statements of comprehensive income, net of estimated forfeitures, on a graded-vesting basis over the vesting term of the awards.

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

Forfeiture rate are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. The Group uses historical data to estimate pre-vesting option and restricted share units forfeitures and record share-based compensation only for those awards that are expected to vest. Refer to Note 16 for further information regarding share-based compensation assumptions and expenses.

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

Uncertain tax positions

The Group adopted the provisions of ASC 740-10, Income Taxes: Overall, on January 1, 2007, which clarified the accounting for uncertainty in income taxes by prescribing the recognition and measurement thresholds a tax position is required to meet before being recognized in the financial statements. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. Refer to Note 14 for details of the Group’s tax positions.

(v) Employee social security and welfare benefits

Full-time employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. Employee social security and welfare benefits included as cost and expenses in the consolidated statements of comprehensive income were RMB57.4 million, RMB73.7 million and RMB75.6 million (US$11.7 million) for the years ended December 31, 2013, 2014 and 2015, respectively.

(w) Others, net

Others, net mainly represent government subsidies which primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions. Such income has been recognized when the grants are received and no further conditions need to be met.

(x) Statutory reserves

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

2. Principal Accounting Policies (Continued)

(x) Statutory reserves

General reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in the registered capital of the respective company. The Group has made appropriations of RMB18.3 million, RMB15.6 million and RMB4.3 million (US$0.7 million) to these funds for the years ended December 31, 2013, 2014 and 2015, respectively.

(y) Related parties

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

(z) Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2013, 2014 and 2015, respectively. The Group does not have any present plan to pay dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and future earnings to operate and expand its business.

(aa) Net income per share

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

(ab) Treasury stock

The Company accounted for those shares repurchased as treasury stock at cost in accordance with ASC 505-30, Treasury Stock, and is shown separately in the shareholders’ equity as the Company has not yet decided on the ultimate disposition of those shares acquired. When the Company decides to cancel the treasury stock, the difference between the original issuance price and the repurchase price is debited into additional paid-in capital. Refer to Note 21 for details.

(ac) Comprehensive income

Comprehensive income is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income is reported in the consolidated statements of comprehensive income. Accumulated other comprehensive loss or income, as presented on the Group’s consolidated balance sheets, includes the foreign currency translation adjustment and fair value remeasurement for available-for-sale investments.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

2. Principal Accounting Policies (Continued)

(ad) Segment reporting

Our Group’s segments are business units that offer different services and are reviewed separately by the chief operating decision maker (the “CODM”) in deciding how to allocate resources and in assessing performance. The Group’s CODM has been identified as the Chief Executive Officer. As the Group’s long-lived assets and revenues are substantially located in and derived from the PRC, no geographical segments are presented.

The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run the Group’s business operations, which include, but are not limited to, customer base, homogeneity of products and technology. The Group’s operating segments are based on its organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results.

(ae) Recently issued accounting pronouncements

In April 2015, the FASB issued Accounting Standards Update (ASU) No.2015-03, Interest — Imputation of Interest (“Subtopic 835-30”): Simplifying the Presentation of Debt Issuance Costs. The standard requires companies to present debt issuance costs the same way they currently present debt discounts, as a direct deduction from the carrying value of that debt liability. ASU2015-03 does not impact the recognition and measurement guidance for debt issuance costs. For public businesses, ASU No. 2015-03 will be effective for fiscal years starting after December 15, 2015, including any interim periods within those years. Early adoption of ASU No. 2015-03 will be allowed for financial statements that have yet to be issued. The amendments of ASU No. 2015-03 must be applied retrospectively, where the balance sheet of each presented individual period is adjusted to indicate the period-specific impact of using the new guidance. During the transition phase, a business must adhere to the appropriate disclosures for an adjustment in an accounting principle. Such disclosures include why the change in accounting principle is occurring, the method of transition, a explanation of the previous period’s information that was retrospectively adjusted, and how the change impacts the financial statement line items (i.e., debt issuance cost asset and the debt liability).The implementation of this update is not expected to have any material impact on the Company’s consolidated financial statements.

In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers-Deferral of the effective date (“ASU 2015-14”). The amendments in ASU 2015-14 defer the effective date of ASU No. 2014-09, Revenue from Contracts with Customers issued in May 2014. According to the amendments in ASU 2015-14, the new revenue guidance ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is in the process of evaluating its contracts with customers under the new standard and cannot currently estimate the financial statement impact of adoption.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes-Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). The amendments in this update simplify the presentation of deferred income taxes. ASU 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in ASU 2015-17 are effective for fiscal years beginning after December 15, 2016 including interim periods within those fiscal years. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. As of December 31, 2015, deferred tax assets and deferred tax liabilities amounted to RMB36.0 million (US$5.6 million) and nil respectively are classified as current.

In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting (“Topic 718”). The new update will require all income tax effects of awards to be recognized in the income statement when the awards vest or are settled. The standard also will allow an employer to repurchase more of an employee’s shares than it can today for tax withholding purposes without triggering liability accounting and to make a policy election to account for forfeitures as they occur. The guidance is effective for the Company on January 1, 2017. Early application is permitted in any annual or interim period for which financial statements haven’t been issued or made available for issuance, but all of the guidance must be adopted in the same period. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

3. Certain Risks and Concentration

(a) Major customers

A significant portion of Group’s MVAS is generated through and from CMCC, which is also a related party as a result of being a shareholder of Phoenix TV. CMCC is a major mobile network operator in China. It provides billing, collection and transmission services related to the paid services offered by most of the wireless service and content providers in China. The revenues generated through and from CMCC for the years ended December 31, 2013, 2014 and 2015 were RMB429.6 million, RMB320.4 million and RMB309.3 million (US$47.7 million), respectively, which accounted for 30.2%, 19.6% and 19.2% of the respective years’ total revenues.

The amounts due from CMCC as of December 31, 2014 and 2015 were RMB74.3million and RMB58.3 million (US$9.0 million), respectively, which is included on the consolidated balance sheets as ‘‘Amounts due from related parties’’. Except for CMCC, there is no other customer with revenues or receivables over 10% of total revenues or total accounts receivable and due from related parties, respectively.

(b) Credit risk

The Group’s credit risk arises from cash and cash equivalents, term deposits, short term investments and restricted cash as well as credit exposures to receivables due from its customers, related parties and other parties.

The Group expects that there is no significant credit risk associated with cash and cash equivalents, term deposits, short term investments and restricted cash for short-term loans which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, VIEs and the subsidiaries of the VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

3. Certain Risks and Concentration (Continued)

(e) Investments risk

The Group has made and may undertake in the future investments in subsidiaries, affiliates and other business alliance partners in various Internet-related businesses. It is uncertain whether the Group will receive the expected benefits from these investments, due to any adverse regulatory changes, worsening of economic conditions, increased competition or other factors that may negatively affect the related business activities. Some of the businesses the Group has invested in are subject to intensive regulation. For example, one of the Group’s investees had suspended all of its online lottery ticket distribution businesses and had not generated any revenue since March 2015 in response to the Notice related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales, or the Self-Inspection Notice, which was jointly promulgated by the Ministry of Finance, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China. Any such adverse regulatory change may have a material adverse impact on the business and financial performance of the subsidiaries, affiliates and other business alliance partners. Furthermore, unanticipated costs and liabilities may be incurred in connection with those business strategies, including liabilities from the claims related to the businesses prior to the business alliances, and cost from actions by regulatory authorities.

4. Accounts Receivable, Net

The following table sets out the balance of accounts receivable as of December 31, 2014 and 2015:

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
Accounts receivable, gross	517,336	565,197	87,251
Allowance for doubtful accounts	(23,767)	(58,846)	(9,084)
Accounts receivable, net	493,569	506,351	78,167

The following table presents the movement of the allowance for doubtful accounts:

	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Balance as of January 1,	22,198	20,584	23,767	3,669
Additional provision charged to bad debt expenses	2,590	9,229	46,990	7,254
Write-off of bad debt provision	(4,204)	(1,526)	(11,911)	(1,839)
Disposition of certain investment in a subsidiary	—	(4,520)	—	—
Balance as of December 31,	20,584	23,767	58,846	9,084

5. Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets:

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
Prepaid rental and deposits	1,557	3,666	566
Prepayments to suppliers and other business related expenses	33,788	47,465	7,327
Receivables related to exercise of employee options	4,759	5,002	772
Others	2,599	2,441	377
Total	42,703	58,574	9,042

Prepayments to suppliers and other business related expenses mainly consist of business related staff advances, and the Group’s prepaid content licenses fee to third-party content suppliers for the rights to access and present on the Group’s website the contents produced by these suppliers during a certain period. These content licenses generally have a license period of one to three years, and are amortized over the license period on a straight-line basis. The portion of the prepaid content licenses cost that relates to the license period more than 12 months from the balance sheet date is classified as other non-current assets.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

6. Property and Equipment, Net

The following is a summary of property and equipment, net:

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
Computers, equipment and furniture	130,327	157,604	24,330
Motor vehicles	6,319	6,319	975
Leasehold improvements	35,983	37,167	5,738
Total	172,629	201,090	31,043
Less: accumulated depreciation	(82,935)	(120,553)	(18,610)
Net book value	89,694	80,537	12,433

Depreciation expenses for the years ended December 31, 2013, 2014 and 2015 were RMB28.7 million, RMB31.6 million and RMB38.1 million (US$5.9 million), respectively. The depreciation expenses for the year ended December 31, 2015 included RMB2.4 million (US$0.4 million) as a result of the change in estimated useful lives (see Note 2(j)).

7. Intangible Assets, Net

The following table summarizes the Group’s intangible assets, net:

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
Software	14,541	20,923	3,231
Operating rights for licensed games	10,499	10,976	1,694
Domain name	54	54	8
Total	25,094	31,953	4,933
Less: accumulated amortization	(10,181)	(15,727)	(2,428)
impairment	—	(3,822)	(590)
Net book value	14,913	12,404	1,915

Amortization expenses for the years ended December 31, 2013, 2014 and 2015 were RMB2.8 million, RMB4.7 million and RMB7.4 million (US$1.1 million), respectively. Based on the current amount of intangible assets subject to amortization, the estimated amortization expenses for each of the following five years are as follows: 2016: RMB4.6 million, 2017: RMB2.8 million, 2018: RMB2.2 million, 2019: RMB1.9 million and 2020: RMB0.9 million.

In view of mobile game business performance and near-term business outlook that were below previous expectations, the Group performed an assessment on the intangible assets related to mobile game business and recorded an impairment charge against operating rights for licensed games of RMB3.8 million (US$0.6 million) for the year ended December 31, 2015.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

8. Available-for-sale Investments

In October 2014, the Company acquired Series B convertible redeemable preferred shares of Particle Inc. (“Particle”), representing 9.34% of the equity interest, on an as-if converted basis with a total cash consideration of US$6.0 million (RMB36.8 million). Particle owns Yidian Zixun, a personalized news and life-style information application in China, which allows users to define and explore desired content over mobile device. Including the ordinary shares of Particle recorded in equity investments (see Note 9), the Company owned approximately 18.42% equity interest of Particle on an as-if converted basis as of December 31, 2014.

In April 2015, the Company acquired Series C convertible redeemable preferred shares with a cash consideration of US$30.0 million (RMB183.5 million), and acquired additional ordinary shares and Class A ordinary shares with a total cash consideration of US$27.6 million (RMB168.5 million). Following the transactions, Particle repurchased all the ordinary shares and Class A ordinary shares held by the Company, including ordinary shares purchased by the Company in 2014 (see Note 9), and issued one Series C convertible redeemable preferred share for each ordinary share or Class A ordinary share. The gain on disposal of ordinary shares and Class A ordinary shares and acquisition of Series C convertible redeemable preferred shares was RMB4.6 million for the year ended December 31, 2015. As of December 31, 2015, the Company hold 46.95% equity interest of Particle on an as-if converted basis.

As the Company does not expect to sell or redeem the Series B and Series C convertible redeemable preferred shares within one year, they are classified as long-term available-for-sale investments and reported at fair value which is estimated by management after considering an independent appraisal performed by a reputable appraisal firm.

Total unrealized gains on available-for-sale investments recorded in accumulated other comprehensive loss or income were RMB40.3 million and RMB56.2 million (US$8.7 million) as of December 31, 2014 and 2015, respectively. The carrying value of available-for-sale investments in Particle were RMB77.1 million and RMB514.0 million (US$79.3 million) as of December 31, 2014 and 2015, respectively.

9. Equity Investments

In March 2014, IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P. (“IDG-Accel Funds”) acquired US$3.0 million convertible preferred shares of Phoenix FM Limited (“FM”), previously a subsidiary of the Company, to accelerate development of the ifeng application business. Despite holding 100% of FM’s ordinary shares, the Company accounts for its investment in FM as an equity investment since the Company does not control FM due to substantive participating rights that have been provided to the IDG-Accel Funds. On the date the Company lost control of FM, the Company recognized a gain of RMB18.0 million in the consolidated statements of comprehensive income primarily arising from the difference between the fair value of its 100% equity interest of ordinary shares and the carrying amount of net assets in FM. The fair value of the ordinary shares was estimated by management after considering an independent appraisal performed by a reputable appraisal firm. As of December 31, 2015, the carrying value of equity investment in FM was nil. In addition to the equity investment in FM as of December 31, 2015, there was a RMB15.2 million loan receivable due from FM which has been impaired. The impairment amount was RMB9.0 million for the year ended December 31, 2015 which has also been included in “loss from equity investments, including impairments”.

In April 2014, the Group established a wholly owned subsidiary, Shenzhenshi Fenghuang Jingcai Network Technology Co., Ltd. (“Fenghuang Jingcai”), for the development of online lottery ticket distribution business. Shikong Chuangyi (Beijing) Technology Culture Development Co. Ltd. and an individual investor agreed to inject capital of RMB8.2 million to acquire Fenghuang Jingcai’s 54.94% equity interest. As the Group lost control of Fenghuang Jingcai after the capital injections, RMB5.5 million gain on disposition of subsidiaries and acquisition of equity investments was recognized in the consolidated statements of comprehensive income primarily arising from the difference between the fair value of its retained 45.06% equity interest and the carrying amount of Fenghuang Jingcai’s net assets. The fair value of the retained investment was estimated by management after considering an independent appraisal performed by a reputable appraisal firm.

Since March 2015, Fenghuang Jingcai had suspended all of its online lottery ticket distribution businesses and had not generated any revenue, in response to the Notice related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales, or the Self-Inspection Notice, which was jointly promulgated by the Ministry of Finance, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China. The management assesses that this regulatory change will continue to have negative influence to the cash flows of Fenghuang Jingcai in the future, and that the carrying value of Fenghuang Jingcai may not be fully recoverable. For the year ended December 31, 2015, the impairment of the equity investment in Fenghuang Jingcai recorded in the consolidated statements of comprehensive income was RMB3.2 million (US$0.5 million). As of December 31, 2015, the carrying value of equity investment in Fenghuang Jingcai was nil.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

9. Equity Investments (Continued)

In December 2014, the Company acquired ordinary shares of Particle, representing 9.08% equity interest of Particle, on an as-if converted basis with a cash consideration of US$5.0 million (RMB31.2 million) and a number of the Company’s ordinary shares with fair value of US$2.8 million (RMB17.3 million). Such investment was accounted for under the equity method as of December 31, 2014. Including the Series B convertible redeemable preferred shares of Particle purchased in October 2014 and recorded in available-for-sale investments (see Note 8), the Company owned approximately 18.42% equity interest of Particle on an as-if converted basis as of December 31, 2014. In April 2015, all the ordinary shares and Class A ordinary shares the Company purchased were converted to Series C convertible redeemable preferred shares and all the investments in Particle were accounted for available-for sale investments as of December 31, 2015 (see Note 8).

After the deconsolidation of Beijing Fenghuang Tianbo Network Technology Co., Ltd. (“Tianbo”) in December 2014 (see Note 18), the Group hold 50% of the equity interest of Tianbo which was in the amount of RMB14.3 million as of December 31, 2014. As of December 31, 2015, the carrying value of equity investment in Tianbo was RMB9.6 million (US$1.5 million).

In January 2015, the Group acquired 5% equity interest of Beijing Phoenix Lilita Information Technology Co., Ltd. (“Lilita”), from a family member of the chairman of Phoenix TV, for an aggregate purchase price of RMB0.5 million (US$0.1 million). Lilita is principally engaged in P2P lending and reward-based crowd-funding businesses.

In February 2015, the Group invested approximately RMB4.5 million (US$0.7 million) in Hangzhou Qike Technology Co., Ltd., a company engaged in providing risk management and credit control based on big data analysis to all financial institution and eventually directly to customers, and hold 45% equity interest of the company.

In April 2015, the Group acquired 0.3% equity interest of Lifeix Inc. for an aggregate purchase price of US$1.0 million (RMB6.1 million). Lifeix Inc. is the operator of a life station website L99.com or Lifeix.com. In December 2015, in view of business performance and near-term business outlook that were below management previous expectation, based on the other-than-temporary impairment assessment, the Group recorded the impairment loss of US$1.0 million (RMB6.4 million) to write down the equity investment.

The Group summaries the condensed financial information of the Group’s equity method investments as a group below in accordance with Rule 4-08 of Regulation S-X (The Group had no equity method investment as of December 31, 2013):

	For the Years Ended December 31,
	2014	2015	2015
	RMB	RMB	US$
Operating data:
Revenues	12,944	67,752	10,459
Gross profit	2,419	36,245	5,595
Net loss	(21,813)	(69,290)	(10,697)
PNM’s share of net loss, including impairments	(18,538)	(41,861)	(6,462)

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
Balance sheet data:
Current assets	130,351	58,239	8,991
Non-current assets	13,772	14,470	2,234
Current liabilities	61,835	82,756	12,775

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

10. Other Non-Current Assets

The following is a summary of other non-current assets:

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
Rental deposits	8,591	7,517	1,160
Non-current portion of prepayments to suppliers and other business related expenses	4,751	10,229	1,579
Total	13,342	17,746	2,739

11. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities are comprised of:

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
Deposits from advertising agencies	25,203	14,031	2,166
Accrued professional fees	3,929	4,482	692
General operating expenses payables	52,988	59,702	9,216
Others	4,187	2,676	413
Total	86,307	80,891	12,487

12. Short-term Loans

In April 2015, the Group entered into a loan facility agreement (the “Facility”) with an offshore branch of a bank. According to the Facility, the Group is authorized certain amounts of loans with maturity of twelve months, and the loans are required to be secured by RMB deposits in an onshore branch of the bank. The loans are repayable on demand and bear interest rate of London InterBank Offered Rate (“LIBOR”) plus 1.0%. As of December 31, 2015, the Group obtained short-term loans of US$20.2 million (RMB131.0 million) from the offshore branch of a bank, and the short-term loans were secured by deposits of RMB125.0 million. The pledged deposits were classified as restricted cash on the consolidated balance sheets.

13. Cost of Revenues

The cost of revenues is as follows:

	For the Years Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Revenue sharing fees	249,797	192,076	216,972	33,495
Content and operational costs	277,038	376,555	406,741	62,790
Bandwidth costs	76,583	83,233	83,171	12,839
Sales taxes and surcharges	92,937	129,768	122,502	18,911
Total	696,355	781,632	829,386	128,035

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

14. Income Taxes

Income Tax Expense and Effective Tax Rate

The provisions for income tax expense are summarized as follows:

	For the Years Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Current tax expense	42,863	51,603	36,915	5,699
Deferred tax benefit	(5,275)	(3,226)	(11,398)	(1,760)
Income tax expense	37,588	48,377	25,517	3,939

The components of income before tax and income tax expense for PRC and non-PRC operations are as follows:

	For the Years Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Income arising from PRC operations	292,333	358,667	159,318	24,594
Profit/(loss) arising from non-PRC operations	23,278	(48,171)	(61,416)	(9,480)
Income before tax	315,611	310,496	97,902	15,114
Income tax expense relating to PRC operations	37,573	48,281	25,510	3,938
Income tax expense relating to non-PRC operations	15	96	7	1
Income tax expense	37,588	48,377	25,517	3,939
Effective tax rate for PRC operations	12.9%	13.5%	16.0%	16.0%

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

Hong Kong

Entities incorporated in Hong Kong are subject to the tax rate 16.5% on the estimated assessable profit arising in Hong Kong.

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

In 2008, Tianying Jiuzhou qualified as an HNTE under the EIT Law. Therefore, Tianying Jiuzhou was entitled to the preferential tax rate of 15% from 2008 to 2010. In 2011 and 2014, Tianying Jiuzhou resubmitted applications for qualification and was approved as an HNTE. Therefore, Tianying Jiuzhou was subject to a 15% EIT rate from 2011 to 2016.

Yifeng Lianhe qualified as an HNTE under the EIT Law in 2011, and therefore was subject to 15% income tax rate from 2011 to 2012. In 2013, Yifeng Lianhe was no longer qualified as an HNTE pursuant to the joint annual inspection by the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation, and was subject to a 25% EIT rate from 2013.

In 2012, Fenghuang Yutian qualified as a Software Enterprise. As 2013 was the first year Fenghuang Yutian generated taxable profit, it was exempted from EIT for years 2013 and 2014, and was subject to a 12.5% EIT rate from 2015 to 2017.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

14. Income Taxes (Continued)

Tianying Chuangzhi, Fenghuang Mingdao, Fenghuang Feiyang, Fenghuang Interactive Entertainment, Fenghuang Borui, Qieyiyou, Youjiuzhou, Chenhuan, Huanyou Tianxia, Chengdu Huanyou, Yixi, Meowpaw, Fenghuang Convergence and Jinhua Huyu were subject to a 25% EIT rate for all the years presented.

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

Withholding Tax on Undistributed Dividends

EIT Law imposes a withholding tax for any dividend to be distributed by FIE to its immediate holding company outside of China, if such immediate holding company is considered a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. All FIEs are subject to the withholding tax from January 1, 2008.

The current dividend policy approved by the Company’s board of directors allows the Company to distribute PRC earnings offshore only if the Company does not have to pay dividend tax. Accordingly, the Company does not intend to have its PRC subsidiaries distribute any undistributed profits of such subsidiaries to their direct overseas parent companies, but rather intends that such profits will be permanently reinvested in such subsidiaries to further expand their business in the PRC. As of December 31, 2015, the Company did not record any withholding tax on the retained earnings of its FIEs in the PRC. Aggregate undistributed earnings of the Group’s entities located in the PRC that were available for distribution to the Company as of December 31, 2014 and 2015 were approximately RMB838.1 million and RMB959.7 million (US$148.2 million), respectively. The amounts of the unrecognized deferred tax liability on the permanently reinvested earnings were RMB83.8 million and RMB96.0 million (US$14.8 million) as of December 31, 2014 and 2015, respectively.

Reconciliation of the Differences between Statutory Tax Rate and the Effective Tax Rate

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for PRC operations for the years ended December 31, 2013, 2014 and 2015 is as follows:

	For the Years Ended December 31,
	2013	2014	2015
	%	%	%
Statutory income tax rate	25.0	25.0	25.0
Permanent differences	(1.5)	(1.7)	(2.7)
Change in valuation allowance	1.1	0.4	(0.9)
Effect of preferential tax benefits	(13.2)	(11.5)	(6.3)
Uncertain tax positions	1.4	1.3	0.9
Others	0.1	—	—
Effective income tax rate	12.9	13.5	16.0

The combined effects of the income tax expense exemption and reduction available to the Group are as follows:

	For the Years Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Preferential tax rate effect	38,534	41,157	10,073	1,555
Basic net income per share effect	0.06	0.07	0.02	0.003

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

14. Income Taxes (Continued)

Deferred Tax Assets and Liabilities

The tax effects of temporary differences that give rise to the deferred tax assets and liabilities balances at December 31, 2014 and 2015 are as follows:

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
Deferred tax assets - current:
Provision of allowance for doubtful accounts	5,038	13,229	2,042
Accrued payroll and expenses and others	19,527	22,734	3,510
Total current deferred tax assets	24,565	35,963	5,552
Deferred tax assets - non-current:
Net operating loss carryforward	7,101	4,676	722
Less: valuation allowance	(7,101)	(4,676)	(722)
Total non-current deferred tax assets, net	—	—	—

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
Deferred tax liabilities - non-current:
Equity investments acquired in disposition of subsidiaries	1,312	1,312	203

As of December 31, 2015, the Group had net operating loss carryforward of approximately RMB18.7 million (US$2.9 million), which can be carried forward to offset future taxable income. Net operating loss carryforward of nil, RMB3.6 million, RMB1.4 million, RMB5.2 million and RMB8.5 million will expire in 2016, 2017, 2018, 2019 and 2020, respectively, if not utilized.

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

The following table sets forth the movement of the valuation allowance for deferred tax assets:

	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Balance as of January 1,	1,743	5,569	7,101	1,096
Current year addition/(reduction)	3,826	1,532	(2,425)	(374)
Balance as of December 31,	5,569	7,101	4,676	722

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

14. Income Taxes (Continued)

Uncertain Tax Positions

A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax benefits is as follows:

	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Balance as of January 1,	7,996	12,231	16,867	2,604
Increase related to current year tax positions	4,235	4,636	1,501	232
Balance as of December 31,	12,231	16,867	18,368	2,836

The Group did not accrue any potential penalties and interest related to these unrecognized tax benefits for all years presented on the basis that the likelihood of penalties and interest being charged is not considered to be high.

The amounts of unrecognized tax benefits listed above are based on the recognition and measurement criteria of ASC 740. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Group will record additional tax expense or tax benefit in the period in which such resolution occurs. The Group does not expect changes in unrecognized tax benefits recognized as of December 31, 2015 to be material in the next twelve months. In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2011 to 2015 remain subject to examination by tax authorities. There are no ongoing examinations by tax authorities as of December 31, 2015.

15. Ordinary Shares

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

As of December 31, 2015, there were 253,250,854 and 317,325,360 Class A and Class B ordinary shares issued and outstanding, respectively. The Class A ordinary shares issued and outstanding decreased for the years ended December 31, 2014 and 2015 mainly due to the share repurchase program. Refer to Note 21 for details.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

16. Share-based Compensation

Share-based compensation was recognized in costs and expenses for the years ended December 31, 2013, 2014 and 2015 as follows:

	For the Years Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Cost of revenues	7,293	16,295	6,335	978
Sales and marketing expenses	3,922	10,200	3,043	470
General and administrative expenses	3,662	20,927	21,836	3,371
Technology and product development expenses	1,846	5,759	3,140	485
Total	16,723	53,181	34,354	5,304

The Company recognized share-based compensation, net of estimated forfeitures, on a graded-vesting basis over the vesting term of the awards. As of December 31, 2015, the Company increased the forfeiture rate of share-based awards base on the management estimation. Due to the effects of changes to the forfeiture rate, the decreased share-based compensation for the year ended December 31, 2015 was RMB18.0 million. Furthermore, it would cause a decrease in share-based compensation in amount of RMB5.1 million, RMB2.4 million and RMB0.6 million for the years ended December 31, 2016, 2017 and 2018, respectively. There was no income tax benefit recognized in the consolidated statements of comprehensive income for share-based compensation and the Company did not capitalize any of the share-based compensation as part of the cost of any asset in the years ended December 31, 2013, 2014 and 2015.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

16. Share-based Compensation (Continued)

A summary of the Company’s share option activities for the years ended December 31, 2013, 2014 and 2015 is presented below:

			Weighted Average
	Number of	Weighted Average	Remaining	Aggregate
	Options	Exercise Price	Contractual Life	Intrinsic Value
		US$	Years	US$ in Million
Outstanding as of January 1, 2013	13,997,069	0.03	5.4	5.9
Granted	30,732,900	0.58
Forfeited and expired	(1,408,938)	0.44
Exercised	(3,550,910)	0.03		3.6
Outstanding as of December 31, 2013	39,770,121	0.44	8.1	30.2
Granted	21,052,758	1.30
Forfeited and expired	(4,013,850)	0.91
Exercised	(6,542,022)	0.23		7.1
Outstanding as of December 31, 2014	50,267,007	0.79	8.2	17.6
Granted	8,020,000	0.92
Forfeited and expired	(8,379,197)	1.03
Exercised	(3,790,280)	0.36		1.5
Outstanding as of December 31, 2015	46,117,530	0.81	7.5	7.6
Exercisable as of December 31, 2015	19,685,325	0.58	6.2	6.2
Vested and expected to vest as of December 31, 2015	38,650,898	0.76	7.3	7.3

The aggregate intrinsic value of options outstanding, exercisable and vested and expected to vest as of December 31, 2015 was calculated as the difference between the Company’s closing stock price of US$6.02 per ADS, or US$0.75 per share as of that date, and the exercise price of the underlying options. The aggregate intrinsic value of options exercised was calculated as the difference between the market value on the date of exercise and the exercise price of the underlying options.

As disclosed in Note 2(t), the Company’s share-based compensation is measured at the value of the award as calculated under the Black-Scholes option pricing model. The Company estimated the expected volatility at the date of grant based on average annualized standard deviation of the share price of comparable listed companies. The Company has no history or expectation of paying dividends on its ordinary shares. The Company estimated the expected term based on the vesting schedule and the exercise period of the options. Risk-free interest rates are based on the derived market yield of the US$ denominated Chinese government bonds for the term approximating the expected life of award at the time of grant. The assumptions used in determining the fair value of options granted during the year ended December 31, 2013, 2014 and 2015 are as follows:

	For the Years Ended December 31,
	2013	2014	2015
Expected volatility rate	57.6%-58.42%	56.1%-57.5%	54.23%-54.32%
Expected dividend yield	—	—	—
Expected term (years)	6.16	5.81-6.16	5.91-6.16
Risk-free interest rate (per annum)	1.54%-1.88%	1.43%-1.88%	1.9%-1.98%

The weighted-average grant date fair value of options granted for the years ended December 31, 2014 and 2015 were US$0.67, and US$0.46, respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

16. Share-based Compensation (Continued)

During 2009, 2010 and 2011, some employees voluntarily left the Company and exercised their vested share options in exchange for future entitlement of the Company’s shares issuable after completion of the Company’s IPO and upon the request of the former employees. The proceeds from the exercise of these options could not be refunded to the former employees in any event, even if the Company did not complete an IPO. Accordingly, these share options are considered to be exercised and the proceeds have been included in the additional paid-in capital of the Company. The proceeds received from exercise of these options amounted to RMB1.5 million (US$0.2 million) as of December 31, 2015. The Company completed its IPO on May 17, 2011 and 4,934,565 shares have been issued to the former employees after that. There were 1,799,001 and 1,777,826 contingently issuable shares to be issued upon the former employees’ request as of December 31, 2014 and 2015, respectively.

For the years ended December 31, 2013, 2014 and 2015, the Company has recognized share-based compensation for options of RMB16.8 million, RMB53.0 million and RMB34.4 million (US$5.3 million), respectively.

As of December 31, 2015, there was RMB36.3 million (US$5.6 million) of unrecognized share-based compensation for options, adjusted for estimated forfeitures. The unrecognized share-based compensation is expected to be recognized over a weighted-average period of 2.3 years.

Restricted Share Units

In March 2011, the Company adopted the 2011 restricted share and restricted share unit scheme. On March 17, 2011, the Company granted 10,050,958 restricted share units to the employees. Those restricted share units vest over a period of four years.

A summary of restricted share units activity for the years ended December 31, 2013, 2014 and 2015 is presented below:

		Weighted-Average
Restricted Share Units	Number of Units	Grant-Date Fair Value
		US$
Unvested as of January 1, 2013	1,687,178	1.07
Granted	—	—
Vested	(1,156,282)	1.07
Forfeited	(105,317)	1.07
Unvested as of December 31, 2013	425,579	1.07
Granted	—	—
Vested	(386,763)	1.07
Forfeited	(6,316)	1.07
Unvested as of December 31, 2014	32,500	1.07
Granted	—	—
Vested	(32,500)	1.07
Forfeited	—	—
Unvested as of December 31, 2015	—	—

For the years ended December 31, 2013, 2014 and 2015, total share-based compensation recognized for restricted share units were RMB1.3 million, RMB0.3 million and RMB1.0 thousand (US$0.2 thousand), respectively.

As of December 31, 2015, there was no unrecognized share-based compensation related to unvested restricted share units. The total fair value based on the respective vesting dates of the restricted share units vested were US$1.2 million, US$0.4 million and US$0.03 million during the years ended December 31, 2013, 2014 and 2015, respectively.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

16. Share-based Compensation (Continued)

A summary of restricted share activity for the years ended December 31, 2013, 2014 and 2015 is presented below:

		Weighted-Average
Restricted Shares	Number of Shares	Grant-Date Fair Value
		US$
Unvested as of January 1, 2013	4,759,780	1.07
Granted	—	—
Vested	(2,864,780)	1.07
Forfeited	(1,050,000)	1.07
Unvested as of December 31, 2013	845,000	1.07
Granted	—	—
Vested	(676,250)	1.07
Forfeited	(168,750)	1.07
Unvested as of December 31, 2014	—	—
Granted	—	—
Vested	—	—
Forfeited	—	—
Unvested as of December 31, 2015	—	—

For the years ended December 31, 2013, 2014 and 2015, total share-based compensation recognized for restricted shares were negative RMB1.3 million, negative RMB0.1 million and nil, respectively.

As of December 31, 2015, there was no unrecognized share-based compensation related to unvested restricted shares. The total fair value based on the respective vesting dates of the restricted shares vested were US$3.1 million, US$0.7 million and nil during the years ended December 31, 2013, 2014 and 2015, respectively.

The fair value of the restricted shares and restricted share units on March 17, 2011 was US$1.07 and the fair value of the underlying ordinary shares was US$1.14.

17. Segments

The Group currently operates in two principal operating segments: net advertising services and paid services. Information provided to the CODM is at the gross margin level. The Group currently does not allocate operating expenses or assets to its segments, as its CODM does not use such information to allocate resources to or evaluate the performance of the operating segments.

The following table presents summary information by segments:

	For the Years Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Revenues
Net advertising services	863,737	1,190,158	1,226,516	189,342
Paid services	560,738	447,702	382,680	59,076
Total revenues	1,424,475	1,637,860	1,609,196	248,418
Cost of revenues
Net advertising services	(379,868)	(522,553)	(557,421)	(86,051)
Paid services	(316,487)	(259,079)	(271,965)	(41,984)
Total cost of revenues	(696,355)	(781,632)	(829,386)	(128,035)
Gross profit
Net advertising services	483,869	667,605	669,095	103,291
Paid services	244,251	188,623	110,715	17,092
Total gross profit	728,120	856,228	779,810	120,383

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

18. Deconsolidation

Tianbo previously was a 51% equity-owned consolidated subsidiary of the Group with the board resolution requiring more than 50% board members to approve. In December 2014, the Group sold 1% equity interest of Tianbo to the minority shareholder of Tianbo. After the disposition, although the Group still has the majority of board seats, all the resolutions must be unanimously approved by all of the board members. Therefore, the Group lost control of Tianbo because of such substantive participating rights that have been provided to minority shareholders. As the Group has significant influence over financial and operating decision-making after deconsolidation, the Group accounts for the retained 50% equity interests by using the equity method of accounting. The retained investment was remeasured at fair value of RMB13.1 million on the date the Group lost control of Tianbo. The gain on deconsolidation of RMB6.2 million was calculated as the difference between: a) the aggregate of (1) the cash consideration of RMB0.2 million, (2) the fair value of the retained 50% equity interest of RMB13.1 million, (3) the carrying amount of noncontrolling interest in the former subsidiary of RMB2.9 million, and b) the carrying amount of Tianbo’s net assets of RMB10.0 million. The fair value of the retained investment was estimated by management after considering an independent appraisal performed by a reputable appraisal firm.

19. Fair Value Measurements

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

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy:

		Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on Balance Sheets	Quote Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
As of December 31, 2014:
Assets:
Term deposits and short term investments	40,000	—	40,000	—
Available-for-sale investments	77,093	—	—	77,093
As of December 31, 2015:
Assets:
Term deposits and short term investments	769,681	—	769,681	—
Available-for-sale investments	513,994	—	—	513,994
Restricted cash	125,000	125,000	—	—
Liabilities:
Short-term loans	131,046	—	131,046	—

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

19. Fair Value Measurements (Continued)

The following table sets forth the reconciliation of the fair value measurements using significant unobservable inputs (level 3) from January 1, 2014 to December 31, 2015:

Fair Value Measurements Using
Significant Unobservable Inputs
(Level 3)
Available-for-sale investments
Beginning balance as of January 1, 2014	—
Initial investments	36,810
Change in fair value	40,283
Ending balance as of December 31, 2014	77,093
Additional investments	352,008
Additional investments obtained from conversion of ordinary shares	40,538
Change in fair value	15,869
Currency translation adjustment	28,486
Ending balance as of December 31, 2015	513,994

Restricted cash The Group’s restricted cash represents guarantee of banking facility which are restricted to withdrawal or usage. The fair values of restricted cash are determined based on the pervasive interest rate in the market. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 1 of fair value measurement.

Term deposits The fair values of term deposits placed with banks with original maturities of more than three months and up to one year are determined based on the interest rates as stated in the contracts with the banks. The Group classifies the valuation techniques that use the interest rates input as Level 2 of fair value measurement.

Short term investments Short term investments represent interest-bearing deposit placed with financial institutions which are restricted to withdrawal and use. The investments are issued by commercial bank in China with a variable interest rate indexed to performance of underlying assets. To estimate fair value, the Group refers to the quoted rate of return provided by banks at the end of each period using the discounted cash flow method. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

Available-for-sale investments Available-for-sale investment represents the acquisitions of redeemable preferred shares in equity investment. In accordance with ASC 820, the Group measures available-for-sale investments at fair value on a recurring basis. The fair values of the Group’s available-for-sale investments are determined based on the discounted cash flow model using the discount curve of market interest rates. The Group classifies the valuation techniques that use these inputs as Level 3 of fair value measurements.

The key inputs used in available-for-sale investments valuation as of December 31, 2014 and 2015 were as follow:

	For the Years Ended December 31,
	2014	2015
Discounted rate	28.0%	25.5%
Lack of marketability discount (“DLOM”)	35.0%	26.0%
Volatility	57.7%	50.3%

Short-term loans The carrying value of the short-term loans approximates its fair value due to its short term nature. The rate of interest under the loan agreement with the lending bank was determined based on the prevailing interest rates in the market. The Group estimated the fair value of the short-term loans using the discounted cash flow methodology. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

The following are other financial instruments not measured at fair value in the balance sheets but for which the fair value is estimated for disclosure purposes.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

19. Fair Value Measurements (Continued)

Short-term receivables and payables Accounts receivable, prepayment and other current assets, and amounts due from related parties are financial assets with carrying values that approximate fair value due to their short term nature. Accounts payable, amounts due to related parties, advances from customers, salary and welfare payable, and accrued expenses and other current liabilities are financial liabilities with carrying values that approximate fair value due to their short term nature. For other short-term receivables and payables, the Group estimated fair values of short-term receivables and payables using the discounted cash flow method. The Group classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market.

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

20. Net Income per Share

The following table sets forth the computation of basic and diluted net income per share for the years indicated:

	For the Years Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Net income per Class A and Class B ordinary share - basic:
Numerator:
Net income attributable to Phoenix New Media Limited	279,554	263,091	73,584	11,360
Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding	602,991,298	595,521,893	569,058,424	569,058,424
Weighted average number of contingently issuable shares	2,997,099	2,094,730	2,189,299	2,189,299
Denominator used in computing net income per share — basic	605,988,397	597,616,623	571,247,723	571,247,723
Net income per Class A and Class B ordinary share — basic	0.46	0.44	0.13	0.02
Net income per Class A and Class B ordinary share - diluted:
Numerator:
Net income attributable to Phoenix New Media Limited	279,554	263,091	73,584	11,360
Denominator:
Denominator used in computing net income per share — basic	605,988,397	597,616,623	571,247,723	571,247,723
Share-based awards	16,432,062	17,003,487	9,537,533	9,537,533
Denominator used in computing net income per share — diluted	622,420,459	614,620,110	580,785,256	580,785,256
Net income per Class A and Class B ordinary share — diluted	0.45	0.43	0.13	0.02
Net income per ADS (1 ADS represents 8 Class A ordinary shares):
Denominator used in computing net income per ADS — basic	75,748,550	74,702,078	71,405,965	71,405,965
Denominator used in computing net income per ADS — diluted	77,802,557	76,827,514	72,598,157	72,598,157
Net income per ADS — basic	3.69	3.52	1.03	0.16
Net income per ADS — diluted	3.59	3.42	1.01	0.16

The Company has included 2,997,099, 2,094,730 and 2,189,299 contingently issuable shares in the denominator used in computing basic and diluted net income per share for the years ended December 31, 2013, 2014 and 2015, respectively. These shares are contingently issuable upon the holder’s request without other substantive conditions and for no further consideration. There were 7,371,269, 27,823,275 and 29,572,888 options to purchase ordinary shares have been excluded from the computation of diluted net income per share for the years ended December 31, 2013, 2014 and 2015, respectively, as their effects would be anti-dilutive.

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

During the years ended December 31, 2012 and 2013, the Company had repurchased 2,273,695 and 2,524,574 ADSs, respectively, on the open market for considerations of US$8.3 million (RMB52.5 million) and US$11.7 million (RMB72.6 million), respectively. As of December 31, 2013, the Company had repurchased a total of 4,798,269 ADSs for a total consideration of US$20.0 million (RMB125.1 million). In 2013, all treasury stocks repurchased had been cancelled for an aggregate consideration of US$20.2 million (RMB126.6 million) including cancellation fees of US$0.2 million (RMB1.5 million).

In May 2014, the Company’s board of directors approved a new share repurchase program (“New Share Repurchases Program”), the Company has been authorized to repurchase up to US$50.0 million worth of its outstanding ADSs for a period not to exceed twelve months.

During the years ended December 31, 2014 and 2015, the Company had repurchased 4,021,073 and 1,347,071 ADSs, respectively, on the open market for considerations of US$39.2 million (RMB241.3 million) and US$10.8 million (RMB65.9 million), respectively. As of December 31, 2015, the Company completed the New Share Repurchases Program for a total of 5,368,144 ADSs repurchased. All treasury stocks repurchased had been cancelled for an aggregate consideration of US$50.3 million (RMB308.9 million) including cancellation fees of US$0.3 million (RMB1.7 million).

22. Commitments and Contingencies

(a) Commitments

As of December 31, 2015, future minimum commitments under non-cancelable agreements were as follows:

	Rental	Bandwidth Purchases	Cooperation with Phoenix TV Group*	Content Purchases	Property and Equipment, and Intangible Assets	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
2016	42,092	22,781	1,526	20,398	193	2,518	89,508
2017	20,441	6,955	—	5,929	52	200	33,577
2018	3,356	—	—	2,795	—	60	6,211
2019	1,145	—	—	1,587	—	60	2,792
2020 and thereafter	—	—	—	691	—	25	716
Total	67,034	29,736	1,526	31,400	245	2,863	132,804

*                               The Group and Phoenix TV Group have been involved in various cooperation arrangements, including content sharing, branding and co-promotion, technical support and corporate management (see Note 2(a)). There was no payment for these arrangements until November 2009 when a cooperation agreement was signed between Phoenix TV and the Group to stipulate the cost and expenses charged to the Group for the year 2010 and going forward. Based on the agreement, the Group will pay Phoenix TV 50% of revenue generated from certain contents provided by Phoenix TV Group, plus a fixed amount of payment to cover other services provided by Phoenix TV Group. The fixed amount was RMB1.6 million for the first year of the agreement, and increases by 25% annually. On March 28, 2011, Phoenix TV and the Group amended their cooperation agreement to extend the expiration of cooperation period from November 2014 to March 2016. The consideration arrangements for the cooperation remained unchanged. This fixed amount has been included in above table as a commitment to Phoenix TV Group.

The rental expenses were approximately RMB37.8 million, RMB39.8 million and RMB41.1 million (US$6.3 million) during the years ended December 31, 2013, 2014 and 2015, respectively, and were charged to the consolidated statements of comprehensive income when incurred.

The Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2014 and 2015.

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

(c) Long-term Liabilities for Uncertain Tax Positions

As mentioned in Note 14, as of December 31, 2014 and 2015, the Group had recorded uncertain tax positions of RMB16.9 million and RMB18.4 million (US$2.8 million), respectively.

23. Related Party Transactions

The table below sets forth the major related parties and their relationships with the Group:

Related Parties	Relationships with the Group
Entities within the non US listed part of the Phoenix TV Group	Under common control by Phoenix TV
CMCC	A shareholder of Phoenix TV
Beijing Phoenix Lilita Information Technology Co., Ltd. (“Lilita”)	Cost method investee, related party of Phoenix TV Group
Beijing Fenghuang Tianbo Network Technology Co., Ltd. (“Tianbo”)	Equity method investee
Phoenix FM Limited (“FM”)	Equity method investee
Shenzhenshi Fenghuang Jingcai Network Technology Co., Ltd. (“Fenghuang Jingcai”)	Equity method investee
Particle Inc. (“Particle”)	Available-for-sale method investee
Hangzhou Qike Technology Co., Ltd.	Equity method investee
Lifeix Inc.	Cost method investee
Mr. Gao Ximin and Mr. Qiao Haiyan	Legal shareholders of Tianying Jiuzhou, employees of the Group
Mr. He Yansheng	Legal shareholder of Yifeng Lianhe, employee of the Group
Mr. Wu Haipeng and Mr. He Yansheng	Legal shareholders of Chenhuan, employees of the Group
Ms. Shang Xiaowei and Ms. Shi Xueyi	Legal shareholders of Huanyou Tianxia, employees of the Group
Mr. Chen Ming and Mr. Zou Ming	Legal shareholders of You Jiuzhou, employees of the Group

During the years ended December 31, 2013, 2014 and 2015, significant related party transactions were as follows:

Transactions with the Non US Listed Part of Phoenix TV Group:

	For the Years Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Contents provided by Phoenix TV Group	(3,477)	(3,757)	(4,730)	(730)
Data line services provided by Phoenix TV Group	(392)	(363)	(180)	(28)
Advertising and promotion expenses charged by Phoenix TV Group	(1,040)	(1,246)	(1,788)	(276)
Corporate administrative expenses charged by Phoenix TV Group	(404)	(354)	(1,812)	(280)
Project cost charged by Phoenix TV Group	—	—	(55)	(8)
Revenues earned from Phoenix TV Group and its customers	28,911	25,168	16,510	2,549

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

23. Related Party Transactions (Continued)

Transactions with CMCC:

	For the Years Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Advertising revenues earned from CMCC	16,216	29,643	35,787	5,525
Paid service revenues earned from and through CMCC	413,407	290,755	273,510	42,223
Revenue sharing fees and bandwidth costs to CMCC	(72,622)	(41,766)	(44,359)	(6,848)

Transactions with Investees:

	For the Years Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Loans provided to FM	—	4,300	8,000	1,235
Advances provided to FM	—	482	71	11
Loans repaid from FM	—	(800)	—	—
Advertising revenues earned from Tianbo	—	421	4,384	677
Advances provided to Tianbo	—	—	1,177	182
Advertising revenues earned from Lilita	—	333	14,414	2,225
Brand license authorization revenues earned from Lilita	—	855	3,155	487
Advertising resources provided by Tianbo	—	(31)	(39)	(6)
Advances provided to Fenghuang Jingcai	—	—	409	63

As of December 31, 2014 and 2015, the amounts due from and due to related parties were as follows:

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
Amounts due from related parties:
Due from CMCC	74,273	58,295	8,999
Due from Phoenix TV Group	77,293	20,144	3,110
Due from investees	23,469	46,238	7,138
Others	1,189	—	—
Total	176,224	124,677	19,247
Amounts due to related parties:
Due to CMCC	563	1,808	279
Due to Phoenix TV Group	21,926	17,060	2,634
Others	—	500	77
Total	22,489	19,368	2,990

The amounts due from or amounts due to Phoenix TV Group were net amounts of other operating funds provided by Phoenix TV, expenses paid by Phoenix TV Group on behalf of the Group, expenses charged by Phoenix TV Group under the cooperation agreement (see Note 22(a)), accounts receivable from Phoenix TV Group for the advertising services provided to its customers.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

24. Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs incorporated in the PRC are required to annually appropriate 10% of their net after-tax income to the general reserve fund or the statutory surplus fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, and in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), General Notes to Financial Statements, the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which the restricted portion amounted to approximately RMB365.6 million and RMB549.9 million (US$84.9 million) as of December 31, 2014 and 2015, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to the company’s shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), General Notes to Financial Statements and concluded that it was applicable for the Company to disclose the condensed financial information for the parent company for the year ended December 31, 2015. For the purposes of presenting parent company only financial information, the Company records its investments in its subsidiaries and VIEs under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries and VIEs” and “Share of profit of subsidiaries and VIEs” in the condensed statements of comprehensive income. See Note 26 for this parent-company information.

25. Subsequent Events

Subsequent events were evaluated through the date the financial statements were issued.

Loans Provided to Particle

On January 28, 2016, the Company’s board of directors authorized to grant short-term unsecured loans to Particle in an aggregate principal amount of up to US$20 million at an interest rate of 4.35% per annum and with a term of twelve months. The Company has granted all of US$20 million loans to Particle as of the date of this annual report. Particle is required to use the proceeds of the loans for its ordinary course working capital requirements.

Short-term Loans

In April 2016, the Group entered into a new loan facility agreement. According to the new facility, the term of the short-term loans of US$20.2 million borrowed in April 2015 was extended for twelve months from the date of its maturity. Concurrent with the extension, the Group obtained additional US$10.0 million short-term loans with maturity of twelve months. As of the date of this annual report, the Group’s short-term loans were US$30.2 million.

Short-term Extension of Cooperation Agreements with Phoenix TV

In November 2009, Fenghuang On-line entered into a cooperation agreement with Phoenix TV (see Note 2(a)), pursuant to the cooperation agreement, Tianying Jiuzhou and Yifeng Lianhe entered into a program content license agreement and a trademark license agreement with Phoenix TV’s subsidiaries, respectively. Considering the significant growth and changes in the Group’s business since execution of these agreements in 2009, the Company and Phoenix TV are working on a new set of agreements to amend and replace the existing agreements and provide the terms of future cooperation. While each of the existing agreements would have expired in March 2016, the Company and Phoenix TV agreed to extend the expiration date of these agreements to May 27, 2016 for more time to finalize the terms of the new agreements.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

(Amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data)

26. Additional Information-Condensed Financial Statements

The condensed financial statements of Phoenix New Media Limited have been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04.

The Company records its investments in subsidiaries under the equity method of accounting. Such investments are presented on the balance sheets as “investments in subsidiaries and VIEs” and the profit of subsidiaries is presented as “share of profit of subsidiaries and VIEs” in the statement of comprehensive income.

For the VIEs, where the Company is the primary beneficiary, the amount of the Company’s investment is included in the balance sheet as “Interests in subsidiaries and VIEs” and the profit or loss of the VIEs is included in “Share of profit of subsidiaries and VIEs” in the statements of comprehensive income.

As of December 31, 2014 and 2015, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those, if any, which have been separately disclosed in the consolidated financial statements.

26. Additional Information-Condensed Financial Statements (Continued)

Phoenix New Media Limited

Condensed Financial Information of Parent Company

Balance Sheets

(Amounts in thousands, except for number of shares and per share data)

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	341,433	14,022	2,165
Term deposits and short term investments	—	83,854	12,945
Amounts due from related parties	24	30	5
Amounts due from subsidiaries and VIEs	186,103	216,451	33,414
Prepayments and other current assets	1,487	1,991	307
Total current assets	529,047	316,348	48,836
Non-current assets:
Available-for-sale investments	77,093	513,994	79,347
Investments in subsidiaries and VIEs	1,122,093	1,189,213	183,583
Total non-current assets	1,199,186	1,703,207	262,930
Total assets	1,728,233	2,019,555	311,766
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Amounts due to related parties	2,224	3,326	513
Amounts due to subsidiaries and VIEs	—	205,268	31,688
Accrued expenses and other current liabilities	9,351	5,326	823
Total current liabilities	11,575	213,920	33,024
Total liabilities	11,575	213,920	33,024
Shareholders’ equity:
Class A ordinary shares (US$0.01 par value, 680,000,000 shares authorized; 260,204,642 and 253,250,854 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	17,278	16,733	2,583
Class B ordinary shares (US$0.01 par value, 320,000,000 shares authorized ; 317,325,360 and 317,325,360 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	22,053	22,053	3,404
Additional paid-in capital	1,587,227	1,551,104	239,449
Treasury stock	(13,379)	—	—
Statutory reserves	65,968	70,311	10,854
Retained earnings	52,852	122,093	18,848
Accumulated other comprehensive (loss)/income	(15,341)	23,341	3,604
Total shareholders’ equity	1,716,658	1,805,635	278,742
Total liabilities and shareholders’ equity	1,728,233	2,019,555	311,766

26. Additional Information-Condensed Financial Statements (Continued)

Phoenix New Media Limited

Condensed Financial Information of Parent Company

Statements of Comprehensive Income

(Amounts in thousands)

	For the Years Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Operating expenses:
General and administrative expenses	(7,939)	(9,131)	(10,783)	(1,665)
Total operating expenses	(7,939)	(9,131)	(10,783)	(1,665)
Loss from operations	(7,939)	(9,131)	(10,783)	(1,665)
Other income/(expense), net:
Interest income, net	23,185	19,187	4,625	714
Foreign currency exchange gain/(loss)	23,927	(6,792)	(4,948)	(764)
Gain on disposal of an equity investment and acquisition of available-for-sale investments	—	—	4,643	717
Others, net	1,368	1,359	6,242	964
Share of profit of subsidiaries and VIEs	239,013	258,468	73,805	11,394
Income before tax	279,554	263,091	73,584	11,360
Net income	279,554	263,091	73,584	11,360
Other comprehensive (loss)/income	(23,179)	44,786	38,682	5,972
Comprehensive income	256,375	307,877	112,266	17,332

26. Additional Information-Condensed Financial Statements (Continued)

Phoenix New Media Limited

Condensed Financial Information of Parent Company

Statements of Cash Flows

(Amounts in thousands)

	For the Years Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net cash provided by/(used in) operating activities	15,359	27,590	(8,754)	(1,351)
Cash flows from investing activities:
Placement of term deposits and short term investments	(50,934)	(335,493)	(83,854)	(12,945)
Maturity of term deposits and short term investments	235,000	386,427	—	—
Payment for available-for-sale investments	—	(36,810)	(352,008)	(54,341)
Payment to subsidiaries and VIEs	(227,009)	(69,365)	(35,757)	(5,519)
Net cash used in investing activities	(42,943)	(55,241)	(471,619)	(72,805)
Cash flows from financing activities:
Borrowings from subsidiaries and VIEs	—	13,867	212,435	32,794
Proceeds from exercise of stock options	519	8,756	6,944	1,072
Repurchase of ordinary shares	(65,198)	(242,500)	(66,417)	(10,253)
Net cash (used in)/provided by financing activities	(64,679)	(219,877)	152,962	23,613
Net decrease in cash and cash equivalents	(92,263)	(247,528)	(327,411)	(50,543)
Cash and cash equivalents at the beginning of the year	681,224	588,961	341,433	52,708
Cash and cash equivalents at the end of the year	588,961	341,433	14,022	2,165