Form 20-F
period 2016-12-31
Phoenix New Media Ltd
filed 2017-04-28
CIK 1509646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

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

254,909,790 Class A ordinary shares were outstanding as of December 31, 2016
317,325,360 Class B ordinary shares were outstanding as of December 31, 2016

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.                 ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

FISCAL YEAR ENDED DECEMBER 31, 2016

i

Conventions that Apply to this Annual Report on Form 20-F

In this annual report, unless otherwise indicated:

•    “ADSs” refers to our American depositary shares, each of which represents eight Class A ordinary shares and “ADRs” refers to the American depositary receipts that may evidence our ADSs;

•    “affiliated consolidated entities” refer to Yifeng Lianhe (Beijing) Technology Co., Ltd., and Beijing Tianying Jiuzhou Network Technology Co., Ltd., each of which is a PRC domestic company. Substantially all of our operations in China are conducted by our affiliated consolidated entities, in which we do not own any equity interest, through our contractual arrangements. We operated an insignificant portion of our operations through one other PRC domestic company, Beijing Chenhuan Technology Co., Ltd., in which we do not own any equity interest, through contractual arrangements. We treat all of these three PRC domestic companies as variable interest entities and have consolidated their financial results in our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, but Beijing Chenhuan Technology Co., Ltd. does not constitute one of our “significant subsidiaries” as of the date of this annual report. As such, unless otherwise specified herein, references to “affiliated consolidated entities” in this annual report include Yifeng Lianhe and Tianying Jiuzhou only;

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

•    “Phoenix TV” refers to Phoenix Satellite Television Holdings Limited;

•    “Phoenix TV (BVI)” refers to Phoenix Satellite Television (B.V.I) Holding Limited, a wholly owned direct subsidiary of Phoenix TV, which directly owned 55.5% of our share capital as of March 31, 2017.

•    “Phoenix TV Group” refers to Phoenix TV and its subsidiaries, not including our company.

•    “PRC subsidiaries” refer to Fenghuang On-line (Beijing) Information Technology Co., Ltd., Beijing Fenghuang Yutian Software Technology Co., Ltd., Fenghuang Feiyang (Beijing) New Media Information Technology Co., Ltd., Beijing Fenghuang Borui Software Technology Co., Ltd. and any other companies established in the PRC in which we hold direct or indirect certain equity interests and whose financial results are consolidated into our financial statements in accordance with U.S. GAAP; and unless otherwise specified herein, references to “PRC subsidiaries” in this annual report do not include the companies established in the PRC in which we do not hold directly or indirectly any equity interest but whose financial results are consolidated into our financial statements as variable interest entities in accordance with U.S. GAAP.

•    “RMB” or “Renminbi” refers to the legal currency of China; “$”, “dollars”, “US$” and “U.S. dollars” refer to the legal currency of the United States;

•    “Tianying Jiuzhou” refers to Beijing Tianying Jiuzhou Network Technology Co., Ltd., a PRC domestic company and one of our affiliated consolidated entities;

•    “we”, “us”,”our company”, “our” and “Phoenix New Media” refer to Phoenix New Media Limited, a Cayman Islands company and its predecessor entities and subsidiaries, and, unless the context otherwise requires, our affiliated consolidated entities and their subsidiaries in China; and

•    “Yifeng Lianhe” refers to Yifeng Lianhe (Beijing) Technology Co., Ltd., a PRC domestic company and one of our affiliated consolidated entities.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2014, 2015 and 2016, and as of December 31, 2015 and 2016.

Our ADSs are listed on the New York Stock Exchange under the symbol “FENG.”

PART I

ITEM 1.                                                 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.                                                 OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.                                                 KEY INFORMATION

A.                                                   Selected Financial Data

The selected consolidated financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report on Form 20-F. The selected consolidated statements of comprehensive income data for the years ended December 31, 2014, 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report on Form 20-F. The selected consolidated statements of comprehensive income data for the years ended December 31, 2012 and 2013 and the selected balance sheet data as of December 31, 2012, 2013 and 2014 have been derived from our audited financial statements not included in this annual report on Form 20-F. The historical results are not necessarily indicative of results to be expected in any future period.

	For the Years Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except for number of shares and per share (or ADS) data)
Consolidated Statements of Comprehensive Income Data
Revenues:
Net advertising revenues	610,160	863,737	1,190,158	1,226,516	1,232,210	177,475
Paid services revenues	500,844	560,738	447,702	382,680	212,697	30,635
Total revenues	1,111,004	1,424,475	1,637,860	1,609,196	1,444,907	208,110
Cost of revenues (1)	(631,299)	(696,355)	(781,632)	(829,386)	(726,807)	(104,682)
Gross profit	479,705	728,120	856,228	779,810	718,100	103,428
Operating expenses (1) :
Sales and marketing expenses	(197,038)	(273,399)	(330,777)	(346,133)	(339,171)	(48,851)
General and administrative expenses	(106,736)	(97,849)	(137,818)	(183,989)	(181,677)	(26,167)
Technology and product development expenses	(91,292)	(108,683)	(149,996)	(170,714)	(161,880)	(23,316)
Total operating expenses	(395,066)	(479,931)	(618,591)	(700,836)	(682,728)	(98,334)
Income from operations	84,639	248,189	237,637	78,974	35,372	5,094
Other income	39,697	67,422	72,859	18,928	56,937	8,200
Income before tax	124,336	315,611	310,496	97,902	92,309	13,294
Income tax expense	(16,977)	(37,588)	(48,377)	(25,517)	(14,089)	(2,029)
Net income	107,359	278,023	262,119	72,385	78,220	11,265
Net loss attributable to noncontrolling interests	—	1,531	972	1,199	2,391	344
Net income attributable to Phoenix New Media Limited	107,359	279,554	263,091	73,584	80,611	11,609
Net income attributable to ordinary shareholders	107,359	279,554	263,091	73,584	80,611	11,609
Net income	107,359	278,023	262,119	72,385	78,220	11,265
Other comprehensive income, net of tax: fair value remeasurement for available-for-sale investments	—	—	40,283	15,869	247,336	35,624
Other comprehensive (loss)/income, net of tax: foreign currency translation adjustment	(1,979)	(23,179)	4,503	22,813	27,669	3,985
Comprehensive income	105,380	254,844	306,905	111,067	353,225	50,874
Comprehensive loss attributable to noncontrolling interests	—	1,531	972	1,199	2,391	344
Comprehensive income attributable to Phoenix New Media Limited	105,380	256,375	307,877	112,266	355,616	51,218
Net income attributable to ordinary shares	107,359	279,554	263,091	73,584	80,611	11,609
Net income per Class A and Class B ordinary share:
Basic	0.17	0.46	0.44	0.13	0.14	0.02
Diluted	0.17	0.45	0.43	0.13	0.14	0.02
Net income per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	1.38	3.69	3.52	1.03	1.12	0.16
Diluted	1.33	3.59	3.42	1.01	1.12	0.16
Weighted average number of Class A and Class B ordinary shares used in computing net income per share:
Basic	624,010,270	605,988,397	597,616,623	571,247,723	573,521,536	573,521,536
Diluted	643,748,146	622,420,459	614,620,110	580,785,256	577,037,906	577,037,906

Note:

(1)  Includes share-based compensation as follows:

	For the Years Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Allocation of share-based compensation:
Cost of revenues	958	7,293	16,295	6,335	(4,367)	(629)
Sales and marketing expenses	1,423	3,922	10,200	3,043	(2,842)	(409)
General and administrative expenses	4,085	3,662	20,927	21,836	11,025	1,588
Technology and product development expenses	293	1,846	5,759	3,140	(1,926)	(277)
Total share-based compensation included in cost of revenues and operating expenses	6,759	16,723	53,181	34,354	1,890	273

	As of December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	916,169	845,138	1,285,847	310,669	202,694	29,194
Term deposits and short term investments	235,000	556,672	40,000	769,681	781,298	112,530
Accounts receivable, net	280,987	353,379	493,569	506,351	405,033	58,337
Total current assets	1,556,028	1,941,037	2,062,908	1,930,915	2,122,692	305,731
Total assets	1,681,167	2,056,760	2,326,830	2,567,206	3,168,542	456,365
Current liabilities	306,831	469,494	591,993	742,840	983,079	141,592
Total liabilities	314,827	481,725	610,172	762,520	1,006,114	144,910
Total shareholders’ equity	1,366,340	1,575,035	1,716,658	1,804,686	2,162,428	311,455

	For the Years Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Non-GAAP gross profit (2)	480,663	735,413	872,523	786,145	713,733	102,799
Non-GAAP income from operations (2)	91,398	264,912	290,818	113,328	37,262	5,367
Non-GAAP adjusted net income attributable to Phoenix New Media Limited (3)	114,118	296,277	305,150	145,156	84,277	12,138

Notes:

(2)  Non-GAAP gross profit and non-GAAP income from operations are both non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP income from operations is income from operations excluding share-based compensation.

(3)  We define non-GAAP adjusted net income attributable to Phoenix New Media Limited as net income attributable to Phoenix New Media Limited excluding share-based compensation, loss from equity investments including impairments, gain on disposal of subsidiaries and acquisition of equity investments, and gain on disposal of an equity investment and acquisition of available-for-sale investments.

We believe the separate analysis and exclusion of the following non-GAAP to GAAP reconciling items add clarity to the constituent parts of our performances. We review non-GAAP gross profit, non-GAAP income from operations and non-GAAP adjusted net income attributable to Phoenix New Media Limited together with gross profit, income from operations and net income attributable to Phoenix New Media Limited to obtain a better understanding of our operating performance. We use these non-GAAP financial measures for planning and forecasting and measuring results against the forecast. Using these non-GAAP financial measures to evaluate our business allows us and our investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our investors. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of items like share-based compensation, loss from equity investments including impairments, which have been and will continue to be significant recurring items, and without the effect of gain on disposal of subsidiaries and acquisition of equity investments, and gain on disposal of an equity investment and acquisition of available-for-sale investments, which have been significant and one-time items. However, the use of non-GAAP gross profit, non-GAAP income from operations and non-GAAP adjusted net income attributable to Phoenix New Media Limited has material limitations as an analytical tool. One of the limitations of using non-GAAP gross profit, non-GAAP income from operations and non-GAAP adjusted net income attributable to Phoenix New Media Limited is that they do not include all items that impact our gross profit, income from operations and net income attributable to Phoenix New Media Limited for the period. In addition, because non-GAAP gross profit, non-GAAP income from operations and non-GAAP adjusted net income attributable to Phoenix New Media Limited are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP gross profit, non-GAAP income from operations and non-GAAP adjusted net income attributable to Phoenix New Media Limited in isolation from or as an alternative to gross profit, income from operations and net income attributable to Phoenix New Media Limited prepared in accordance with U.S. GAAP.

Non-GAAP to GAAP reconciling items have no income tax effect.

Our non-GAAP gross profit, non-GAAP income from operations and non-GAAP adjusted net income attributable to Phoenix New Media Limited are calculated as follows for the years presented:

	For the Years Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Gross Profit	479,705	728,120	856,228	779,810	718,100	103,428
Excluding:
Share-based compensation	958	7,293	16,295	6,335	(4,367)	(629)
Non-GAAP gross profit	480,663	735,413	872,523	786,145	713,733	102,799

Income from operations	84,639	248,189	237,637	78,974	35,372	5,094
Excluding:
Share-based compensation	6,759	16,723	53,181	34,354	1,890	273
Non-GAAP income from operations	91,398	264,912	290,818	113,328	37,262	5,367

Net income attributable to Phoenix New Media Limited	107,359	279,554	263,091	73,584	80,611	11,609
Excluding:
Share-based compensation	6,759	16,723	53,181	34,354	1,890	273
Loss from equity investments including impairments	—	—	18,538	41,861	1,776	256
Gain on disposal of subsidiaries and acquisition of equity investments	—	—	(29,660)	—	—	—
Gain on disposal of an equity investment and acquisition of available-for-sale investments	—	—	—	(4,643)	—	—
Non-GAAP adjusted net income attributable to Phoenix New Media Limited	114,118	296,277	305,150	145,156	84,277	12,138

Currency Translation and Exchange Rates

We have translated certain Renminbi, or RMB, amounts included in this annual report on Form 20-F into U.S. dollars for the convenience of the readers. The rate we used for the translations was RMB6.9430 = US$1.00, which was the noon buying rate on December 30, 2016 in New York for cable transfers in Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The translation does not mean that RMB could actually be converted into U.S. dollars at that rate. The following table shows the noon buying rate for RMB express in RMB per US$1.00.

	Noon Buying Rate
Period	Period End	Average	Low	High
	(RMB per US$1.00)
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2827	6.4896	6.1870
2016	6.9430	6.6400	6.9580	6.4480
October	6.7735	6.7303	6.7819	6.6685
November	6.8837	6.8402	6.9195	6.7534
December	6.9430	6.9198	6.9580	6.8771
2017
January	6.8768	6.8907	6.9575	6.8360
February	6.8665	6.8694	6.8821	6.8517
March	6.8832	6.8940	6.9132	6.8687
April (through April 21, 2017)	6.8845	6.8871	6.8988	6.8778

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

D.                                                   Risk Factors

Risks Relating to Our Business and Industry

Due to the rapidly evolving market in which we operate, our historical results may not be indicative of our future performance and there can be no assurance that we will be able to meet internal or external expectations of future performance.

Our Internet media convergence business model is new in China, where the internet industry is rapidly evolving and new products, new business models and new players emerge on a regular basis, and we may not be able to achieve results or growth in future periods as we did in past periods. Due to the rapidly evolving market in which we operate, our historical year-over-year and quarter-over-quarter trends may not provide an accurate or reliable indication of our future performance. For certain lines of our business, we have experienced high growth rates in the past and there may be expectations that these growth rates will continue. For other lines of our business, we have experienced declining trends. Our ability to achieve and maintain profitability depends on, among other factors, the growth of the Internet advertising market and mobile Internet services industry in China, our ability to maintain cooperative relationships with Phoenix TV and mobile operators, our ability to control our costs and expenses and the continued relevance and usage of our various paid services. We may not be able to achieve or sustain profitability on a quarterly or annual basis. Accordingly, our historical growth rates may not be indicative of our future performance. In addition, our online advertising business may suffer from price competition from other online advertising companies. We may have to reduce our profit margins or operate at a loss in order to adequately fund critical innovations that we believe will create value for our company and strengthen our market position over the long term. In the past our operating results have failed to meet expectations of industry analysts and investors, and our future operating results may also fail to meet such expectations. There can be no assurance that we will be able to meet internal or external expectations of future performance, and our share price may decline as a result of any failure to meet such expectations.

We expect to continue to rely on advertising to drive a significant portion of our future revenues, and if we fail to retain existing advertisers or attract new advertisers for our advertising services, our business, operating results and growth prospects could be materially affected.

In 2014, 2015, and 2016, we generated 72.7%, 76.2% and 85.3% of our total revenues from advertising services, respectively. Going forward, we expect our net advertising revenues to contribute an increasing portion of our total revenues. Our ability to generate and maintain substantial advertising revenues will depend on a number of factors, many of which are ultimately beyond our control, including but not limited to:

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

Our advertisers may choose to reduce or discontinue their business with us if they believe their advertising spending has not generated or would not generate enough sales to end customers or has not improved or would not effectively improve their brand recognition. In addition, certain technologies could potentially be developed and applied to block the display of our online advertisements and other marketing products on our website or mobile applications, which may in turn cause us to lose advertisers and adversely affect our operating results. Moreover, changes in government policies could restrict or curtail our online advertising services. Failure to retain our existing advertisers or attract new advertisers for our advertising services could seriously harm our business, operating results and growth prospects.

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

•                   the growth rate of mobile Internet industry in China;

•                   changes in consumer demographics and preferences;

•                   development in mobile device platform technologies and mobile Internet distribution channels; and

•                   potential competition from more established companies that decide to enter the mobile Internet market.

We rely in part on application marketplaces, Internet search engines, navigation sites and web browsers to drive traffic to our platform and website, and if we fail to appear near the top of such search results or rankings, traffic to our platform and website could decline and our business and operating results could be adversely affected

We rely on application marketplaces, such as Apple’s iOS App Store, and other handset manufactures’ Android App Store, to drive downloads of mobile applications of our products, including ifeng News, ifeng Video, digital reading application, etc. In the future, iOS App Store, Android stores or other operators of application marketplaces may make changes to their marketplaces which could hinder or impede access to our products and services. We also depend in part on Internet search engines, navigation sites and web browsers, such as Baidu, Sougou, Hao123, Hao360, UC Browser, 360 Browser and Cheetah Browser, to drive traffic to our website. For example, when a user types an inquiry into a search engine, we rely on a high organic search result ranking of our webpages in these search results to refer users to our website. However, our ability to maintain high organic search result rankings is not totally within our control. Our competitors’ search engine optimization, or SEO, efforts may result in their websites receiving a higher search result page ranking than ours, or Internet search engines could revise their methodologies in a way that would adversely affect our search result rankings. If Internet search engines modify their search algorithms or other methodologies in ways that are detrimental to us, or if our competitors’ SEO efforts are more successful than ours, the growth in our user base could be adversely affected. In addition, navigation websites or web browsers might reduce the recommendation of our products for various reasons from time to time. Any reduction in the number of users directed to our mobile applications or website through application marketplaces, Internet search engines, navigation sites or web browsers could harm our business and operating results.

If we are unable to successfully expand our mobile platform and increase our mobile advertising revenue, our business, operating results and growth prospects could be materially affected.

Use of mobile devices for consumption of news and other media content by consumers in China has been increasing rapidly in recent years. This shift towards mobile has brought with it both challenges and opportunities. We encountered weaker demand for PC-based advertising in 2015 and 2016 but achieved year-over-year growth in mobile advertising revenues during the same period. We see mobile devices as the primary gateway for news consumption going forward and our ability to maintain and increase our mobile advertising revenues will be critical to our future business prospects. While we are taking measures to expand our user base across our various mobile applications, optimize our targeting technology and integrate next-generation high-efficiency advertising solutions, there can be no assurance that these measures will be effective. User preferences and behaviors on mobile devices are rapidly evolving and we may not be able to successfully adapt to these changes. The variety of technical and other configurations across different mobile devices, platforms and applications also increases the challenges associated with our mobile expansion. Although our operating expenses decreased 2.6% from RMB700.8 million in 2015 to RMB682.7 million in 2016, the expenses associated with mobile traffic acquisition have increased significantly. Our mobile traffic acquisition expenses may continue to increase in the future which will adversely impact our financial results. If we cannot successfully grow our user base and capitalize on emerging monetization opportunities on mobile devices, we may not be able to maintain or grow our advertising revenues, which could materially and adversely affect our operating results and growth prospects.

Yidian Zixun is one of our most important investments in our mobile strategy. If we are unable to successfully realize the anticipated benefits from this investment or lose our option to consolidate Particle Inc. in the future, our mobile strategy and growth prospects could be materially affected.

As part of our strategy to expand our mobile platform, we have made substantial investments in Particle Inc., or Particle, in the form of investments and loans. Particle operates Yidian Zixun (一点资讯), or Yidian, a personalized news and life-style information application in China that allows users to define and explore desired content on their mobile devices. As of the date hereof, we held Series B, Series C and Series D1 convertible redeemable preferred shares of Particle, which had been accounted for as available-for-sale investments, representing an aggregate of approximately 44.2% equity interest of Particle on an as-if converted basis. The fair value of our available-for-sale investments in Particle was US$135.3 million as of December 31, 2016. As of the date hereof, we also had three outstanding unsecured short-term loans to Particle, including (i) a convertible loan with a principal amount of US$14.8 million at an interest rate of 4.35% per annum due in August 2017, which can be converted into Series D1 convertible redeemable preferred shares of Particle at a conversion price of US$1.071803 per share; (ii) a loan with the principal amount of approximately US$6.8 million at an interest rate of 9% per annum due in November 2017, and (iii) a loan with the principal amount of RMB74.0 million at an interest rate of 9% per annum due in January 2018. While we do not have control over, and therefore do not consolidate Particle, we may consolidate Particle as a subsidiary once Yidian’s user base reaches a certain level. We have also been collaborating closely with Particle in executing our mobile strategy. As such, if Yidian fails to grow its user base and expand its business, our efforts to expand our mobile platform may be materially and adversely affected, we may not be able to realize anticipated benefits from consolidating Particle as a subsidiary, and we may lose our entire investments in Particle. In addition, as Particle has engaged and may continue to engage in additional onshore and offshore financing activities, as additional investors are brought in as new shareholders of Particle or any of its principal subsidiaries or affiliated consolidated entity, and as certain special rights are granted to some of these new shareholders, our equity interest in Particle may be diluted, we may not be able to consolidate Particle as a subsidiary, and Particle may lose its right to consolidate its current consolidated affiliated entity. Any of the above could have a material adverse effect on our business, financial condition and operating results.

News feed advertising is becoming an important mobile advertising format in China. If we are unable to successfully develop our news feed advertising solution and adapt to new changes in advertising formats and trends, our mobile advertising revenues and growth may be materially and adversely affected.

News feed advertising is the practice of constantly updating lists of advertisements alongside news and information. It effectively helps mobile applications enlarge their advertising inventory by inserting advertisements into the flow of content, while improving the user experience based on native appearance and contextual relevance, implying greater monetization potential. We expect news feed advertising to maintain strong growth momentum and become an increasingly important mobile advertising format in China. While we had developed and added news feed advertising into our ifeng News application and our mobile website in late 2016, we are facing an increasingly competitive environment. For example, several mobile applications of other companies, such as Jinri Toutiao, Tiantian Kuaibao and QQ news (Tencent), UC Toutiao (Alibaba) and Baidu app, are all competing in news feed advertising. If we are unable to successfully develop our news feed advertising solution and deliver better return on investment, or ROI, to our advertising clients, our future mobile advertising revenues may be materially and adversely affected. Except for news feed advertising, we believe that more types of innovative mobile advertising formats may emerge in the future. If we are unable to swiftly develop and adapt to new changes in advertising formats and trends, our mobile advertising revenues may be materially and adversely affected.

Any failure to retain large advertising agencies or attract new agencies on reasonable terms could materially and adversely affect our business. If advertising agencies demand higher service fees, our gross margin may be negatively affected.

Approximately 74.3%, 73.4% and 66.4% of our net advertising revenues in China were derived from advertising agencies in 2014, 2015 and 2016, respectively. We primarily serve our advertisers through advertising agencies and rely on these agencies for sourcing our advertisers and collecting advertising revenue. In consideration for these agencies’ services, the agencies earn advertising agency service fees which are deducted from our gross advertising revenues. While advertising agencies in China commonly increase their agency service fees on a sliding scale basis along with increased volume of business, if our agency service fees increase at a materially disproportional rate relative to our gross advertising revenues, our operating results may be negatively affected. We do not have long-term or exclusive arrangements with these agencies, and we cannot assure you that we will continue to maintain favorable relationships with them. If we fail to maintain favorable relationships with large advertising agencies or attract additional agencies, we may not be able to retain existing advertisers or attract new advertisers and our business and operating results could be materially and adversely affected.

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

Our success depends on our ability to generate sufficient user traffic through the provision of attractive content. If we are not able to license popular premium content at commercially reasonable terms, if our desired premium content becomes exclusive to our competitors, or if we do not continue to possess the license and priority over any third party to broadcast Phoenix TV’s content, the attractiveness of our offerings to users may be severely impaired. We also produce content in-house, and intend to continue to invest resources in producing original content. If we are unable to continue to procure premium and distinctive licensed content or produce in-house content that meets users’ tastes and preferences, we may lose users, and our operating results may suffer. In addition, we rely on our team of skilled editors to edit and repackage our sourced content in a timely and professional manner for our users and any deterioration in our editing team’s capabilities or losses in personnel may materially and adversely affect our operating results. If our content fails to cater to the needs and preferences of our users, we may suffer from reduced user traffic and our business and operating results may be materially and adversely affected.

We may experience continued decline in demand for our MVAS business and any expected economic benefits from this business may not be realized.

In 2014, 2015 and 2016, revenues from our mobile value-added services, or MVAS, accounted for 20.6%, 18.2% and 8.1%, respectively, of our total revenues, due to lower demand from mobile users. For more information about our MVAS, see “Item 4. Information of the Company — B. Business Overview — Our Channels —Our Operations with the Telecom Operators.” In addition, we cannot assure you that we will be successful in developing our MVAS business, which will depend, among other things, on our ability to:

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

Due to the uncertainties of our MVAS business and the MVAS industry in China generally, our MVAS will contribute less to our future revenues. Any failure to successfully develop this business could have a negative impact on our business, financial condition and operating results.

If we fail to successfully develop and introduce new products and services to meet the preferences of users, our competitive position and ability to generate revenues could be harmed.

The preferences of viewers are continuously evolving and we must continue to develop new products and services. If we fail to react to changes in user preferences in a timely manner or fall behind our competitors in providing innovative products and services, we may lose user traffic, which would negatively affect our operating results. In addition, the planned timing or introduction of new products and services is subject to risks and uncertainties. Actual timing may differ materially from original plans. Unexpected technical, operational, distribution or other problems could delay or prevent the introduction of one or more of our new products or services. Moreover, we cannot assure you that our new products and services will achieve widespread market acceptance or generate incremental revenues. At the same time, other new media providers may be more successful in developing more attractive products and services. If our efforts to develop market and sell new products and services to the market are not successful, our financial position, operating results and cash flows could be materially adversely affected, the price of our ordinary shares could decline and you could lose part or all of your investment.

As devices other than personal computers, such as mobile phones, tablets and other Internet-enabled mobile devices, are increasingly used to access the Internet, we have to develop products and applications for such devices if we are to maintain or increase our market share and revenues, and we may not be successful in doing so.

Devices other than personal computers, such as mobile phones, tablets, wearable devices and other Internet-enabled mobile devices, are used increasingly in China and in overseas markets to access the Internet. We believe that, for our business to be successful, we will need to design, develop, promote and operate new products and applications that will be compatible with such devices and attractive to users. The design and development of new products and applications may not be successful. We may encounter difficulties with the development and installation of such new products and applications for mobile devices, and such products and applications may not function smoothly. As new devices are released or updated, we may encounter difficulties in developing and upgrading our products or applications for use on mobile devices and we may need to devote significant resources to the creation, support and maintenance of such products or applications for mobile devices, and we may not be successful in doing so. If these efforts are unsuccessful and we are thereby unable to maintain or increase our market share and revenues, our business, operating results and growth prospects could be materially and adversely affected.

We operate in highly competitive markets and we may not be able to compete successfully against our competitors.

We face significant competition in the new media industry in China, including competition from major Internet portals, mobile news and information application operators, Internet video companies, online video sites of major TV broadcasters, interactive and social network service providers, online and mobile gaming companies, mobile Internet services providers and other companies with strong media, online video and paid services businesses. Some of our competitors have longer operating histories and significantly greater financial resources than we do, which may allow them to attract and retain more users and advertisers. Our competitors may compete with us in a variety of ways, including by obtaining exclusive online distribution rights for popular content, conducting more aggressive brand promotions and other marketing activities and making acquisitions to increase their user bases. If any of our competitors achieves greater market acceptance or are able to offer more attractive online content, interactive services or paid services than us, our user traffic and our market share may decrease, which may result in a loss of advertisers and have a material and adverse effect on our business, financial condition and operating results. We also face competition from traditional advertising media such as television, newspapers, magazines, billboards and radio.

We have contracted with third-party content providers and we may lose users and revenues if these relationships deteriorate or arrangements are terminated. If third-party content providers increase their content licensing fees, our operating results may be negatively affected.

We have relied and will continue to rely mostly on third parties for the content we distribute across our channels. If these parties fail to develop and maintain high-quality and engaging content or raise their licensing fees, or if a large number of our existing relationships are terminated, we could lose users and advertisers and our brand could be materially harmed. License fees for third-party content showed an increasing trend in 2016. If such license fees continue to increase significantly in the future, our income from operations may be negatively affected. In addition, the Chinese government has the ability to restrict or prevent state-owned media from cooperating with us in providing certain content to us, which, if exercised, would result in a significant decrease in the amount of content we are able to source for our website and negatively impact our operating results.

We may not be able to continue to receive the same level of support from Phoenix TV Group in the future. We could lose our license and priority over any third party to broadcast Phoenix TV Group’s content, which would have an adverse effect on our paid services business, and would also negatively affect our video advertising business. Together, these impacts could have an adverse effect on our business and operating results.

Phoenix TV, our majority shareholder, is a leading global Chinese language TV network broadcasting premium content globally and into China. In November 2009, our PRC subsidiary, Fenghuang On-line, entered into a cooperation agreement with Phoenix TV, or the Phoenix TV Cooperation Agreement, under which Fenghuang On-line and Phoenix TV agreed to certain cooperative arrangements in the areas of content, branding, promotion and technology. Pursuant to the Phoenix TV Cooperation Agreement, in November 2009 each of our affiliated consolidated entities entered into a program content license agreement, or Content License Agreement, with Phoenix Satellite Television Company Limited and a trademark license agreement, or Trademark License Agreement, with Phoenix Satellite Television Trademark Limited. Considering the significant growth and changes in our business since execution of these agreements in 2009, we and Phoenix TV Group entered into a new set of agreements in May 2016, or the New Agreements, to amend and replace the previous agreements and provide the terms of our continued cooperation. The New Agreements include Program Resource License Agreements and Program Text/Graphics Resource License Agreements, or the Program License Agreements, between Phoenix Satellite Television Company Limited and each of Tianying Jiuzhou, Yifeng Lianhe and another subsidiary of us, and a Third Supplemental Agreement to the Trademark License Agreement by and among Phoenix Satellite Television Trademark Limited and both Tianying Jiuzhou and Yifeng Lianhe. Unlike the previous agreements, the New Agreements do not grant us the right to sublicense Phoenix TV Group’s copyrighted content to third parties. While we are in the process of negotiating with Phoenix TV Group to potentially re-acquire such right of sublicense, we cannot assure you that we will be able to re-acquire such right at reasonable costs or at all.

We benefit from the license with priority over any third party granted to Tianying Jiuzhou, Yifeng Lianhe and the another subsidiary of us by Phoenix Satellite Television Company Limited, a wholly owned subsidiary of Phoenix TV, to broadcast Phoenix TV Group’s copyrighted content from three television channels of Phoenix TV Group on ifeng.com (our main Internet channel), i.ifeng.com (a mobile Internet channel of ours), and ifeng News, ifeng Video and ifeng VIP (three mobile applications of ours) in China (excluding Hong Kong, Macau and Taiwan) concurrently with such content broadcasted on the three television channels of Phoenix TV Group, pursuant to the Program License Agreements. This license with priority helps to distinguish our content offerings from those of other Internet and new media companies in China. The fees payable to Phoenix TV Group by us for all content licenses described above will be RMB10.0 million for the first year of the agreements, which will incrementally increase by 15% for each subsequent year of the agreements. Each of the parties to the Program License Agreements has the right to terminate the Program License Agreements before their expiration date by 6-month prior written notice to the other party. In addition, each of the Program License Agreements can be terminated earlier (i) by the non-breaching party in the event of a breach and if the breach is not cured within ten business days after receipt of notice of breach from the non-breaching party, (ii) in the event of bankruptcy or the cessation of business operations of either party, or a change in the shareholder or equity structure of the relevant affiliated consolidated entity, other than in connection with the contractual arrangements, (iii) by Phoenix Satellite Television Company Limited in the event that our shareholders or ownership structure change so that the shares held by Phoenix TV Group account for 50% or less of our actual total issued shares, or in the event that we lose control of Tianying Jiuzhou, Yifeng Lianhe or the another subsidiary of us; or if Tianying Jiuzhou, Yifeng Lianhe or the another subsidiary of us, as applicable, ceases its business operation; (iv) if either party’s performance of its obligations is held unlawful under PRC law; or (v) if an event occurs that adversely affects the performance by either party of its obligations and upon written notice by the unaffected party. The Program License Agreements will, unless extended further, expire on May 26, 2019. If the existing agreements expire and we cannot reach new agreements with Phoenix TV Group before the expiration, we may not be able to obtain rights to use Phoenix TV Group’s content on our platform on commercially reasonable terms, with any priority or at all, which would have an effect on our paid services business, and may also negatively affect our video advertising business. Together, these impacts could have a material and adverse effect on our business, operating results and financial condition.

In addition, our affiliated consolidated entities are able to use certain of Phoenix TV Group’s logos pursuant to the Trademark License Agreements. We believe that our use of these logos helps to affiliate us with the brand of Phoenix TV, which helps to enhance our own brand. Tianying Jiuzhou and Yifeng Lianhe are obligated to pay annual license fees of US$7,000 and US$3,000, respectively, under the Trademark License Agreements, which fees are not subject to adjustment and may be waived at the discretion of Phoenix TV Group. Each of these agreements may be terminated earlier (i) by agreement of both parties in writing or (ii) by the non-breaching party in the event of a material breach by the other party of any covenant or a material failure by such party to perform any of its obligation and if the breach or failure, as applicable, is not rectified within ten days of receipt of written notice from the non-breaching party. Pursuant to the Third Supplemental Agreement to the Trademark License Agreements by and among Phoenix Satellite Television Trademark Limited and both Tianying Jiuzhou and Yifeng Lianhe, the Trademark License Agreements were extended until the earlier of (i) two months after the effective date of Phoenix TV’s trademark licensing policy and (ii) such time as we and Phoenix Satellite Television Trademark Limited enter into new trademark license agreements in accordance with Phoenix TV’s trademark licensing policy. If we and Phoenix Satellite Television Trademark Limited fail to enter into any new trademark license agreements within two months after the effective date of Phoenix TV’s trademark licensing policy for any reason, or if the new trademark license agreements are not as favorable to us as the existing Trademark License Agreements, our business and operating results may be adversely affected. We cannot assure you that we will be able to continue to use Phoenix TV Group’s logos in order to help maintain our brand affiliation with Phoenix TV. If our brand image deteriorates as a result of a weaker brand affiliation with Phoenix TV Group, our business and the price of your ADSs could be negatively affected.

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

Any negative development in Phoenix TV’s market position, harm to Phoenix TV’s brand or operations, or regulatory actions or legal proceedings affecting Phoenix TV’s intellectual properties on which our business relies could materially and adversely affect our business and operating results.

Our business benefits significantly from our association with Phoenix TV’s brand. Many of our users and advertisers are attracted to the “Phoenix” (鳳凰) brand, with which our brand, “ifeng.com” (鳳凰網) shares a similar Chinese name. Any negative development in Phoenix TV’s market position or brand recognition may materially and adversely affect our marketing efforts and the popularity of our business. Any negative development in Phoenix TV’s operations or attractiveness to users or advertisers may materially and adversely affect our business and operating results. Moreover, as we benefit from the content licensed to us by Phoenix TV, any regulatory actions or legal proceedings against Phoenix TV related to such content could have a material adverse impact on our operating results.

If we are unable to keep pace with rapid technological changes in the Internet and mobile Internet industries, our business may suffer.

The Internet and mobile Internet industries have been experiencing rapid technological changes. For example, with the advances of search engines and social networking sites, Internet users may choose to access information through search engines or social networking sites instead of web portals or similar websites. With the advances in Internet interactivity, the interests and preferences of Internet users may increasingly shift to UGC and we-media content, such as WeChat, blogs, micro-blogs, and video podcasts. As broadband becomes more accessible, Internet users may increasingly demand content in pictorial, audio-rich and video-rich format. With the development of the mobile Internet in China, mobile users may shift from the current predominant text messaging services and other MVAS to newer services, such as mobile video streaming and mobile digital reading services. Our future success will depend on our ability to anticipate, adapt and support new technologies and industry standards. If we fail to anticipate and adapt to these and other technological changes, our market share and our profitability could suffer.

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

We started offering Internet audio-visual program services through Tianying Jiuzhou in China prior to the issuance of the Audio-visual Program Provisions. Tianying Jiuzhou submitted an application to GAPPRFT to apply for the Internet audio-visual program transmission license when the relevant regulation came into effect. However, as of the date of this annual report, GAPPRFT has not issued Tianying Jiuzhou an Internet audio-visual program transmission license. Although we have been communicating with the relevant government authorities, such government authorities have not informed us as to when they will make a decision on whether to issue such license to Tianying Jiuzhou. To date, we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities regarding our dissemination of audio-visual programs through our website or mobile channel without such license. We cannot assure you that Tianying Jiuzhou will be able to obtain the Internet audio-visual program transmission license. Due to Tianying Jiuzhou’s lack of an Internet audio-visual program transmission license, the applicable local counterpart of GAPPRFT may issue warnings, order us to rectify our violating activity and impose on us a fine of no more than RMB30,000. In case of severe contravention as determined by GAPPRFT or its applicable local counterpart in its discretion, the applicable local counterpart of GAPPRFT may ban the violating operations, seize our equipment in connection with such operations and impose a penalty of one to two times the amount of the total investment in such operations. The banning of our paid mobile video services and video advertising services would materially and adversely affect our business and operating results.

Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services that provide political news or to cease the Internet access services provided by third parties to us. In 2016, approximately 91.9% of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties.

We are required to obtain an Internet news license from SCIO for the dissemination of news through our website. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Internet News Dissemination.” Tianying Jiuzhou submitted an application to the SCIO to apply for the Internet news license when the relevant regulation came into effect. However, as of the date of this annual report, the SCIO has not issued an Internet news license to Tianying Jiuzhou. As a result of Tianying Jiuzhou’s lack of an Internet news license, the SCIO or applicable information office at the provincial level may order us to cease the violating operations and impose a fine on us of not more than RMB30,000. In the case of severe contravention as determined by SCIO or its applicable local counterpart in its sole discretion, the telecommunications administrative authorities may, based on written confirmation opinions of SCIO or the applicable information office at the provincial level, and in accordance with the relevant regulations on Internet information services, cease our Internet information services that provide current political news or cease the Internet access services that third parties provide to us. In 2016, approximately 91.9% of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties.

Our business and operating results may be harmed by service disruptions, or by our failure to timely and effectively scale and adapt our existing technology and infrastructure.

The continual accessibility of our websites and the performance and reliability of our network infrastructure are critical to our reputation and our ability to attract and retain users, advertisers and partners. Any system failure or performance inadequacy that causes interruptions in the availability of our services or increases the response time of our services could reduce our appeal to users and consumers. Factors that could significantly disrupt our operations include system failures and outages caused by fire, floods, earthquakes, power loss, and telecommunications failures and similar events. Despite we have endeavored efforts to implement network security measures to our systems, it may also be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering, and security breaches related to the storage and transmission of proprietary information, such as personal information. If we were to suffer a sustained system failure or an extended decline in performance that interrupts or reduces speed of access to our services, our reputation may be harmed, we may fail to attract or retain users, advertisers and partners, and our business and operating results may be harmed as a result.

Security breaches or computer virus attacks could have a material adverse effect on our business prospects and operating results.

Any significant breach of security of our products could significantly harm our business, reputation and operating results. We have in the past experienced security breaches by third parties, including redirecting our user traffic to other websites, and we were able to rectify the security breaches without significant impact to our operations. However, we cannot assure you that our IT systems will be completely secure from future security breaches or computer virus attacks. Anyone who is able to circumvent our security measures could misappropriate proprietary information, including the personal information of our users. To cope with these circumventions, we have (i) organized a professional technical team in cyber security, who are experts in devising cyber security strategies, conducting security audits of operating source code, tracking and analyzing risks, and solving technology related troubles, (ii) communicated closely with several external security organizations, to acquire zero-day vulnerability information, (iii) purchased third-party security services, including vulnerability scanning services, and penetration and vulnerability testing every three years. Although we have already taken such measures, any circumvention of these security measures may still cause interruptions in our operations or damage our brand image and reputation, which could have a material adverse effect on our business prospects and operating results.

New technologies could block our advertisements, desktop clients and mobile applications and may enable technical measures that could limit our traffic growth and new monetization opportunities.

Technologies have been developed that can disable the display of our advertisements and that provide tools to users to opt out of our advertising products. Most of our revenues are derived from fees paid to us by advertisers in connection with the display of advertisements on webpages to our users. In addition, our traffic growth is significantly dependent on content viewing via mobile devices, such as smart phones and tablets. Technologies and tools for PCs and mobile devices, such as operating systems, internet browsers, anti-virus software and other applications, as well as mobile application download stores could set up technical measures to direct away internet traffic, require a fee for the download of our products or block our products all together, which could adversely affect our overall traffic and ability to monetize our services.

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

As of December 31, 2016, our management has concluded that our internal control over financial reporting is effective. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective as of December 31, 2016.

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

We depend on China Mobile, a related party, and other PRC mobile telecommunications operators for the majority of our MVAS revenues, and any termination or deterioration of our relationship with these telecommunications operators may result in severe disruptions to our business operations and the loss of the majority of our revenues.

We derive majority of our mobile value added services revenues, or MVAS, revenues, such as WVAS, mobile video, mobile newspaper, and mobile games from the provision of content or services through the networks of the PRC telecommunications operators. In particular, we rely primarily on the networks of China Mobile, a shareholder of Phoenix TV since August 2006 with an equity interest of 19.69% as of March 31, 2017 to deliver our services. In 2014, 2015 and 2016, we derived approximately 64.9%, 71.5% and 57.7%, respectively, of our paid services revenues from China Mobile. Within these revenues, we generated a portion through fixed fee arrangements with China Mobile for our mobile newspaper services. The remainders of our MVAS revenues were derived from China United Telecommunications Corporation, or China Unicom, and China Telecommunications Corporation, or China Telecom.

           We have entered into a series of agreements with China Mobile and other Chinese mobile operators and their provincial subsidiaries to provide MVAS through their networks. These mobile operators could terminate cooperation with us or refuse to perform their obligations to pay for the MVAS we provide under the terms of our agreements with them for a variety of reasons, including failure to meet specified performance standards, the provision of poor services that gives rise to a high level of customer complaints or the delivery of content that violates the relevant operator’s policies and applicable law. In addition, our agreements with the mobile operators are generally for terms of one year or less. There is no assurance that we will be able to renew these agreements on commercially reasonable terms, or at all. If any of the Chinese mobile operators ceases to cooperate with us, it is unlikely that such operator’s customers will continue to use our mobile services. In particular, if China Mobile ceases to cooperate with us, it is unlikely that we will be able to build up sufficient new customers through the networks of other Chinese mobile operators to develop a customer base comparable to that which we have developed through China Mobile. Due to our reliance on China Mobile and other Chinese mobile operators to deliver our MVAS to our customers, any termination or deterioration of our relationship with China Mobile or other Chinese mobile operators may result in severe disruptions to our business operations and the loss of the majority of our revenues, and could have a negative impact on our financial condition and operating results.

In addition, our negotiating leverage with China Mobile and other Chinese mobile operators is limited because China Mobile and other Chinese mobile operators operate the mobile networks through which a large number of service and content providers deliver their products to mobile phone users in China. We cannot assure you that such operators will not adopt business strategies that could have a material adverse effect on our business. In addition, our ability to develop certain new MVAS businesses going forward may be restricted by the business policies of China Mobile or other Chinese mobile operations. Due to our limited negotiating leverage with these mobile operators, we cannot exert any influence on their business decisions. Therefore, we cannot assure you that China Mobile or other Chinese mobile operators will not implement business strategies or policies that could have a negative impact on our results of operation and financial condition, or limit our ability to grow our MVAS businesses in the future.

Our efforts to develop additional distribution channels for our MVAS may not succeed or may be restricted or halted by telecommunications operators.

Cooperation with mobile service providers, which we refer to as our “channel partners,” and mobile device manufacturers has provided us with important distribution channels for our MVAS businesses. We sell a certain amount of our premium content and services through our channel partners’ platforms. In addition, we pre-install into the menus of certain mobile devices certain of our MVAS icons and short codes for products offered on the multimedia messaging service, or MMS, short message service, or SMS, ring-back tone, or RBT and interactive voice response, or IVR, platforms. A consumer who buys a new mobile device pre-installed with our MVAS icons and codes can access and subscribe to our services quickly and easily. Channel partners and mobile device manufacturers have, through our cooperation with them, become important distribution channels. However, we cannot assure you that we will continue to maintain a growing or stable number of suitable channel partners in the future. In addition, in recent years, China Mobile and other telecommunications operators have entered into cooperation agreements with mobile handset manufacturers similar to our agreements with mobile handset manufacturers. We cannot guarantee that mobile device manufacturers will continue their direct cooperation with us or maintain their current revenue sharing arrangements with us.

In addition, we cannot guarantee that MIIT or telecommunications operators will not restrict or halt our cooperation with handset manufacturers, or take other actions to limit or halt our use of mobile handsets as a distribution channel. Any such other actions could have a negative impact on our business and operating results.

Our dependence on the billing systems and records of mobile operators may require us to estimate portions of our reported revenues and cost of revenues for most of our MVAS, which may require subsequent adjustments to our financial statements.

We depend largely on the billing systems and records of the telecommunications operators to record the volume of our MVAS provided, bill our customers, collect payments and remit to us our portion of the revenues. We record revenues based on monthly statements from the mobile operators confirming the value of our services that the mobile operators billed to customers during the month. Due to our past experience with the timing of receipt of the monthly statements from the mobile operators, we expect that we may need to rely on our own internal estimates for the portion of our reported revenues and cost of revenues for which we will not have received monthly statements. In such instances, our internal estimates would be based on our own internal data of expected revenues and related fees from services provided. As a result of such reliance on internal estimates, we may overstate or understate our revenues and cost of revenues for the relevant reporting period, and may be required to make adjustments in our financial reports when we actually receive the mobile operators’ monthly statements for such period. We endeavor to reduce the discrepancy between our revenue estimates and the revenues calculated by the mobile operators and their subsidiaries; however, we cannot assure you that these efforts will be successful. In addition, we generally do not have the ability to independently verify or challenge the accuracy of the billing systems of the mobile operators. We cannot assure you that any negotiations between us and mobile operators to reconcile billing discrepancies would be resolved in our favor or that our financial condition and operating results would not be materially and adversely affected as a result. Historically, there has been no significant difference between our revenue estimates and the mobile operators’ billing statements.

Significant changes in the policies or guidelines of China Mobile or other Chinese mobile operators with respect to services provided by us may result in lower revenues or additional costs for us and negatively impact our business operations, financial condition and operating results.

China Mobile or other Chinese mobile operators may from time to time issue policies or guidelines, requesting or stating their preferences for certain actions to be taken by all mobile Internet service providers using their networks. Due to our reliance on China Mobile and other Chinese mobile operators, a significant change in their policies or guidelines may cause our revenues to decrease or operating costs to increase. We cannot assure you that our financial condition and operating results will not be negatively impacted by policy or guideline changes by China Mobile or other Chinese mobile operators.

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

We cannot assure you that China Mobile or other Chinese mobile operators will not introduce additional requirements with respect to the procedures for ordering monthly subscriptions or single-transaction downloads of our MVAS, notifications to customers, the billing of customers or other consumer-protection measures or adopt other policies that may require significant changes in the way we promote and sell our MVAS, any of which could have a negative impact on our financial condition and operating results.

Our quarterly revenues and operating results may fluctuate, which makes our operating results difficult to predict and may cause our quarterly operating results to fall short of expectations.

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

Our operating results tend to be seasonal. For instance, we may generate less revenue from brand advertising sales and paid services revenues during national holidays in China, in particular during the Chinese New Year holidays in the first quarter of each year. We may have higher net advertising revenues during the fourth quarter of each year primarily due to greater advertising spending by our advertisers near the end of the year when they spend the remaining portions of their annual budgets. In addition, advertising spending in China has historically been cyclical, reflecting overall economic conditions as well as the budgeting and buying patterns of our customers.

Failure to obtain GAPPRFT’s approval for introducing and broadcasting foreign television programs could have a material adverse effect on our ability to conduct our business.

A substantial amount of the video content on our website is closely linked to or is the online version of the TV content of Phoenix TV. PRC law requires approval from GAPPRFT for introducing and broadcasting foreign television programs into China. In September 2004, SARFT promulgated certain regulations of the Administrative Regulations on the Introduction and Broadcasting of Foreign Television Programs, pursuant to which only organizations designated by GAPPRFT are qualified to apply to GAPPRFT or its authorized entities for the introduction or broadcasting of foreign television programs. In addition, on July 6, 2004, SARFT issued the Measures for the Administration of Publication of Audio-Visual Programs through the Internet or Other Information Networks, or the 2004 A/V Measures, which explicitly prohibit Internet service providers from broadcasting any foreign television program over an information network and state that any violation may result in warnings, monetary penalties or, in severe cases, criminal liabilities. On November 19, 2009, SARFT issued a notice which extended this prohibition to broadcasting over mobile phones. In December 2007 and March 2009, however, SARFT issued two notices which provide that certain foreign audio-visual programs may be published through the Internet provided that certain regulatory requirements have been met and certain permits have been obtained, thereby implying that the absolute restriction against broadcasting foreign television programs on the Internet as set forth in the 2004 A/V Measures has been lifted. On April 25, 2016, GAPPRFT issued the Administrative Provisions on Audio-Visual Program Services through Private Network and Targeted Communication, the 2016 A/V Provisions, which replaced the 2004 Internet A/V Measures. The 2016 A/V Provisions does not explicitly specify whether broadcasting foreign television program is permitted. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Foreign Television Programs and Satellite Channels.” As of the date of this annual report, we have not obtained an approval from GAPPRFT for introducing and broadcasting foreign TV programs produced by Phoenix TV or other foreign TV stations in China. We have made oral inquiries with SARFT, and were orally informed that such operations do not violate the regulations on the introduction and distribution of foreign TV programs. Therefore, there is considerable uncertainty as to whether we are permitted to transmit foreign television programs through the online video services that we offer. If GAPPRFT or its local branch requires us to obtain its approval for our introduction and online broadcasting of overseas TV programs, we may not be able to obtain such approval in a timely manner or at all. In such case, the PRC government would have the power to, among other things, levy fines against us, confiscate our income, order us to cease certain content service, or require us to temporarily or permanently discontinue the affected portion of our business.

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

As of the date of this annual report, Tianying Jiuzhou and Yifeng Lianhe have obtained Online Culture Operating Permits from the MOC with respect to its operation of online games. Tianying Jiuzhou has obtained an Internet Publication License from GAPPRFT with respect to books and periodicals published on the Internet, including the mobile Internet, and online and mobile games. Yifeng Lianhe has not obtained an Internet Publication License or a Network Publication Service License. In addition, we license almost all of our online and mobile games from other game operators and share profits with these game operators. We require these game operators to obtain the requisite approvals from GAPPRFT, and make the filings with the MOC, for relevant online and mobile games. As of the date of this annual report, we have not obtained advanced approval for some of our mobile games from GAPPRFT or completed filing with the MOC. We cannot assure you that (i) Yifeng Lianhe can obtain a Network Publication Service License; or (ii) we or such game operators can obtain all the required approvals and complete the relevant filing procedures with the relevant government authorities for each game we operate in a timely manner or at all. If the relevant authority challenges the commercial operation of our games and determines that we are in violation of the relevant laws and regulations regarding online and mobile games, it would have the power to, among other things, levy fines against us, confiscate our income and require us to discontinue our online game business. In addition, if we were deemed to be in violation of the relevant laws and regulations regarding online and mobile games, GAPPRFT would have the ability to withdraw the Internet Publication License that it granted to Tianying Jiuzhou on April 15, 2011, which may affect, directly or indirectly, our ability to conduct our online digital reading services and game services.

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

Furthermore, Tianying Jiuzhou is engaged in online performance through its live broadcasting vertical, FENG Live. As of the date of this annual report, Tianying Jiuzhou has been granted an Online Culture Operating Permit with a permitted business scope of the operation of online music, art and entertainment products, online game products (including virtual currencies for online games), art products, play performance, animation products and organization of exhibition or race of the online cultural products. However, the Online Culture Operating Permit of Tianying Jiuzhou currently does not cover the operation of online performance. We are in the process of applying for the expansion of the permitted business scope to cover online performance. If we fail to expand the permitted business scope in a timely manner, the MOC would have the power to, among other things, order us to make corrections within a prescribed period, confiscate our income from such business, levy fines against us or even withdraw the Online Culture Operating Permit that it granted to Tianying Jiuzhou.

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

Our PRC affiliated consolidated entities, Tianying Jiuzhou and Yifeng Lianhe, are currently engaged in the provision of value-added telecommunications services and each of them has obtained ICP Licenses from MIIT or its local counterpart in Beijing. In addition, Tianying Jiuzhou owns our material domain names, including ifeng.com, and, as of March 31, 2017, owned six registered trademarks that were transferred to it from Phoenix Satellite Television Trademark Limited. Yifeng Lianhe owned 20 registered trademarks, and both of our affiliated consolidated entities continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited, a wholly owned subsidiary of Phoenix TV, in their value-added telecommunications services. Therefore, we are not currently in compliance with the MIIT 2006 Notice.

We have designed propriety logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2017, Tianying Jiuzhou owned 112 PRC registered trademarks, six of which were transferred from Phoenix Satellite Trademark Limited, and Yifeng Lianhe owned 20 PRC registered trademarks. In addition, Tianying Jiuzhou had submitted 144 registration applications relating to 25 logo designs, and Yifeng Lianhe had submitted one registration application relating to one logo design, to the PRC Trademark Office. Despite our having registered many trademarks used in our value-added telecommunications business operations, we may continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited.

Although neither of our affiliated consolidated entities has been required by the MIIT or its local counterpart to obtain and hold the ownership of the relevant trademarks related to our value-added telecommunications services to date, the provincial-level counterpart of MIIT may enforce the MIIT 2006 Notice on our affiliated consolidated entities. In such case, the provincial-level counterpart of MIIT could order our affiliated consolidated entities to own the registered trademarks used in their value-added telecommunications business within a specified period of time. We do not have knowledge about the period of time that MIIT would provide us to complete the necessary remediation measures. We are also not aware that since issuing the MIIT October Notice, MIIT has promulgated any additional notices or guidelines with respect to timelines for self-examination or remediation of noncompliance with the MIIT 2006 Notice. Moreover, the MIIT October Notice does not specify how much time the MIIT allows for ICP License-holders to remedy their noncompliance issues. If we fail to remedy any noncompliance within the time frame specified by the provincial counterpart of MIIT, the relevant governmental authority would have the discretion to revoke our affiliated consolidated entities’ licenses for value-added telecommunications or subject them to other penalties or sanctions, which would have a material and adverse effect on our business, financial condition, operating results and prospects.

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

•     On September 28, 2009, the General Administration of Press and Publication (the predecessor of GAPPRFT), or GAPP and the National Office of Combating Pornography and Illegal Publications jointly published a circular expressly prohibiting foreign investors from participating in Internet game operating business via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. On February 4, 2016, the GAPPRFT and the MIIT jointly issued the Administrative Measures on Network Publication, which took effect in March 10, 2016 and prohibit wholly foreign-owned enterprises, Sino-foreign equity joint ventures and Sino-foreign cooperative enterprises from engaging in the provision of web publishing services. In addition, project cooperation between an Internet publishing service provider and a wholly foreign-owned enterprise, Sino-foreign equity joint venture, or Sino-foreign cooperative enterprise within China or an overseas organization or individual involving Internet publishing services shall be subject to examination and approval by the GAPPRFT in advance.

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

In addition to professionally produced content, content from Phoenix TV and our in-house produced content, we allow our users to upload text and images (UGC) to our websites and mobile applications. We have a content screening team of 36 full-time editors and more than 100 outsourced staff members who are responsible for monitoring and preventing the public release of inappropriate or illegal content, including UGC, on our websites and mobile applications or through our services. Although we have adopted internal procedures to monitor the content displayed on our websites and mobile applications, due to the significant amount of UGC uploaded by our users, we may not be able to identify all the UGC that may violate relevant laws and regulations. Failure to identify and prevent inappropriate or illegal content from being displayed on our websites and mobile applications may subject us to liability.

Moreover, because the definition and interpretation of prohibited content is in many cases vague and subjective, it is not always possible to determine or predict what content might be prohibited under existing restrictions or restrictions that might be imposed in the future. For example, in 2005, SARFT issued a notice prohibiting commercials for WVAS related to “fortune-telling” from airing on radio and television stations effective in February 2005. GAPPRFT or other Chinese government authorities may prohibit the marketing of other MVAS via a channel we depend on to generate revenues, which could have a material adverse effect on our business, operating results or financial position.

Content provided on our website and mobile applications may expose us to libel or other legal claims which may result in costly legal damages.

Claims have been threatened and filed against alleging for libel, defamation, invasion of privacy and other matters based on the nature and content of the materials posted on our website and mobile applications. While we screen our content for such potential liability, there is no assurance that our screening process will identify all potential liability, especially liability arising from UGC and content we license from third parties. In the past, some of the claims brought against us have resulted in liability. Although to date none of such claims resulting material loss, we cannot assure you we will not be subject to future claims that could be costly, encourage similar lawsuits, distract our management team or harm our reputation and possibly our business. For more information, see “Item 4. Information on the Company—B. Business Overview—Legal and Administrative Proceedings.”

Advertisements on our website and mobile applications may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our website and mobile applications to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to website or mobile application posting, such as advertisements relating to medical treatment, pharmaceuticals, medical instruments, agrochemicals, veterinary pharmaceuticals and health food, we are obligated to confirm that such review has been performed and approval has been obtained from relevant governmental authorities, which include the local branch of the SAIC, the local branch of the State Food and Drug Administration, the local branch of the Ministry of Health and the local branch of the State Administration of Traditional Chinese Medicine. On April 24, 2015, the Standing Committee of the National People’s Congress issued the Advertisement Law, which took effect on September 1, 2015, to further strengthen the supervision and management of advertisement services. In addition, on July 4, 2016, SAIC issued the Interim Measures for the Administration of Internet Advertising, the New Interim Measures, to further regulate Internet advertising activities. Pursuant to these laws and regulations, any advertisement that contains false or misleading information to deceive or mislead consumers shall be deemed false advertising. Furthermore, the Advertisement Law explicitly stipulates detailed requirements for the content of several different kinds of advertisement, including advertisements for medical treatment, pharmaceuticals, medical instruments, health food, alcoholic drinks, education or training, products or services having an expected return on investment, real estate, pesticides, feed and feed additives, and some other agriculture-related advertisement. Also, according to the New Interim Measures, no advertisement of such special commodities or services which are subject to examination by an advertising examination authority shall be published unless it has passed such examination. In addition, an Internet advertisement shall be identifiable and clearly identified as an “advertisement” so that consumers will know that it is an advertisement. Paid search advertisements shall be clearly distinguished from natural search results. We may be subject to enhanced supervision and more serious penalties in case of a violation (if any) pursuant to such new Advertisement Law and the New Interim Measures. To fulfill these monitoring functions, we include clauses in most of our advertising contracts requiring that all advertising content provided by advertisers must comply with relevant laws and regulations. Pursuant to the contracts between us and advertising agencies, advertising agencies are liable for all damages to us caused by their breach of such representations. Before a sale is confirmed and the advertisement is publicly posted on our website or mobile applications, our account execution personnel, who comprise a separate back-office team, are required to review all advertising materials to ensure there is no racial, violent, pornographic or any other improper content, and will request the advertiser to provide proof of governmental approval if the advertisement is subject to special government review. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to eliminate the effect of illegal advertisement. PRC governmental authorities may even force us to terminate our advertising operation or revoke our licenses in circumstances involving serious violations.

A majority of the advertisements shown on our website and mobile applications are provided to us by third-party advertising agencies on behalf of advertisers. We cannot assure you that all of the content contained in such advertisements is true and accurate as required by the advertising laws and regulations. For example, the Advertisement Law provides that an advertisement operator who posts false or fraudulent advertisements related to the life and health of the consumers, or who knows or should have known other kind of posted advertisement is false or fraudulent will be subject to joint and several liabilities. Under the Detailed Implementation Rules on the Administrative Regulations for Advertisement, a website or mobile application must not post any advertisements that are untrue or lacking the requisite governmental approval if such type of advertisements are subject to special governmental review. The New Interim Measures provides that Internet advertisement publishers shall verify related supporting documents, check the contents of the advertisement and be prohibited from publishing any advertisement with nonconforming contents or without all the necessary certification documents. However, for the determination of the truth and accuracy of the advertisements, there are no implementing rules or official interpretations, and such a determination is at the sole discretion of the relevant local branch of the SAIC, which results in uncertainty in the application of these laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations in the future, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, operating results and prospects.

Ineffective implementation of the separation of our advertising sales and regulatory compliance functions may result in insufficient supervision over the content of advertisements shown on our website and mobile applications and may subject us to penalties or administrative actions.

We keep our advertising sales function separate from our team that is in charge of government compliance in order to prevent potential conflicts between our advertising business and our compliance with relevant PRC advertising laws and regulations. Before a sale is confirmed and the relevant advertisements are publicly posted on our website and mobile applications, our account execution personnel, who comprise a separate back-office team that does not interface directly with advertisers, are required to review all advertising materials to ensure that the relevant advertisements do not contain any racial, violent, pornographic or any other improper content. These personnel will request an advertiser to provide proof of governmental approval if its advertisement is subject to special governmental review. Such procedures are designed to enhance our regulatory compliance efforts. However, in the event that the separation of advertising sales and regulatory compliance functions is not effectively implemented, the content of our advertisements may not be in full compliance with applicable laws and regulations. If we are found to be in violation of applicable laws and regulations in the future, we may be subject to penalties and our reputation may be harmed. This may have a material and adverse effect on our business, financial condition and operating results.

We prioritize product innovation and user experience over short-term operating results, which may harm our revenue and operating results.

We encourage employees to quickly develop and help us launch new and innovative features. We focus on improving the user experience for our products and services and on developing new and improved products and services for the advertisers on our platform. We frequently make product and service decisions that may negatively impact our short-term operating results if we believe that the decisions are consistent with our goals to improve user experience and performance for advertisers, which we believe will improve our operating results over the long term. These decisions may not be consistent with the short-term expectations of investors and may not produce the long-term benefits that we expect, in which case our user growth and user engagement, our relationships with advertisers and our business and operating results could be harmed. In addition, our focus on user experience may negatively impact our relationships with our existing or prospective customers. This could result in a loss of customers and platform partners, which could harm our revenue and operating results.

The continuing and collaborative efforts of our senior management, key employees and other employees are crucial to our success, and our business may be harmed if we were to lose their services.

Our success depends on the continuous efforts and services of Mr. Shuang Liu, our director and Chief Executive Officer, Mr. Ya Li, our director and co-president, Mr. Tong Chen, our co-president, Ms. Betty Yip Ho, our Chief Financial Officer and Ms. Shu Liu, our senior vice president. If, however, one or more of our executives or other key personnel are unable or unwilling to continue to provide services to us, we may not be able to find suitable replacements easily or at all. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. We do not maintain key-man life insurance for any of our key personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose advertisers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, if any dispute arises between us and our executives or key employees, these agreements may not be enforceable in China, where these executives and key employees reside, in light of uncertainties with China’s legal system. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could limit the protections available to you and us.”

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

We adopted a share option plan in June 2008 and a restricted share and restricted share unit plan in March 2011. As of March 31, 2017, 2,193,276 contingently issuable shares and options to purchase 41,367,359 Class A ordinary shares were outstanding. We implemented an option exchange program in 2016 whereby our directors, employees and consultants exchanged options to purchase 21,011,951 Class A ordinary shares with various exercise prices greater than US$0.4823 per share for new options with a new exercise price of US$0.4823 per share and a new vesting schedule. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors, Supervisors and Executive Directors—Share Incentive Plans.” For the years ended December 31, 2014, 2015 and 2016, we recorded RMB53.2 million, RMB34.4 million and RMB1.9 million (US$0.3 million), respectively, in share-based compensation. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant stock options to employees in the future. We intend to grant additional stock options to our employees going forward, and we may implement additional option exchange program in the future, which we expect will further increase our share-based compensation. If we continue to grant share options in the future, our share-based compensation will increase accordingly.

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

Third parties may take action and file claims against us if they believe that certain content on our site violates their copyrights or other related legal rights. We have been subject to such claims in the PRC. From January 1, 2016 to March 31, 2017, we have been subject to 75 cases in the PRC, 43 of which have been concluded. The aggregate amount of damages awards and settlements paid by us was RMB1.5 million. Government authorities may also impose administrative penalties on us if they find that we have infringed third parties’ intellectual property rights. In October 2015, the National Copyright Bureau imposed a fine of RMB250,000 on one of our consolidated affiliated entities for disseminating on our website and mobile applications one work of literature that we licensed from third parties that were alleged to have no legal rights to license such work. In November 2016, China Youth Book Inc. and Dewey Press LLC filed a claim against Tianying Jiuzhou and our company for intellectual property infringement of such work, the related claim for damage was approximately RMB235.8 million, however, the actual income we generated from such work was less than RMB1,500. As litigation is subject to inherent uncertainties and this case is at its preliminary stage, and based on the legal advice, we are currently unable to make an estimation of the reasonably possible loss or range of possible loss, if any. However, our view of these matters may change in the future and will review the need for any such liability on a regular basis. For more information, see “Item 4. Information on the Company—B. Business Overview—Legal and Administrative Proceedings.”

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

Moreover, as we continue to hire additional personnel to expand our product development teams, we may be subject to allegations and claims that some of our new employees may have disclosed trade secrets or other proprietary information of their former employers to us, especially when such employees were previously employed by our competitors or companies with similar businesses as ours. Any such allegation or claim, even if unfounded, could have a negative impact on our reputation, and our financial condition and operating results may suffer as a result.

We cannot assure you that we have not become subject to copyright laws in other jurisdictions, such as the United States, by virtue of our listing in the United States, the ability of users to access our videos in the United States and other jurisdictions, the ownership of our ADSs by investors, the extraterritorial application of foreign law by foreign courts or otherwise. Although we have not previously been subject to legal actions for copyright infringement in jurisdictions other than China, it is possible that we may be subject to such claims in the future. Any such claims in China, U.S., or elsewhere, regardless of their merit, could be time-consuming and costly to defend, and may result in litigation and divert management’s attention and resources. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party in China, U.S. or elsewhere could cause us to pay substantial damages. For example, statutory damage awards in the U.S. can range from US$750 to US$30,000 per infringement, and if the infringement is found to be intentional, can be as high as US$150,000 per infringement. Additionally, the risk of an adverse determination in such litigation or an actual adverse determination may result in harm to our reputation or in adverse publicity. The risk of an adverse result or the actual adverse result in litigation may also require us to seek licenses from third parties, pay ongoing royalties or become subject to injunctions requiring us to remove content or take other steps to prevent infringement, each of which could prevent us from pursuing some or all of our business and result in our users and advertisers or potential users and advertising customers deferring or limiting their use of our services, which could materially adversely affect our financial condition and operating results.

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

The discontinuation of any of the preferential tax treatments available to us in China could materially and adversely affect our operating results and financial condition.

Under PRC tax laws and regulations, our PRC subsidiary, Beijing Fenghuang Yutian Software Technology Co., Ltd., or Fenghuang Yutian, Beijing Fenghuang Borui Software Technology Co., Ltd., or Fenghuang Borui, Fenghuang On-line and Tianying Jiuzhou enjoyed, or are qualified to enjoy, certain preferential income tax benefits. The PRC Corporate Income Taxes Law (“CIT Law”), effective on January 1, 2008, or the CIT Law, and its implementation rules significantly curtail tax incentives granted to foreign-invested enterprises. The CIT Law, however (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies established before March 16, 2007 to continue to enjoy their existing tax incentives, subject to certain transitional rules, and (iii) introduces new tax incentives, subject to various qualification criteria. For example, the CIT Law permits certain “high and new technology enterprises strongly supported by the state” to enjoy a reduced enterprise tax rate of 15%. According to the relevant administrative measures, to qualify as “high and new technology enterprises strongly supported by the state,” Fenghuang On-line must meet certain financial and non-financial criteria and complete verification procedures with the administrative authorities. Continued qualification as a “high and new technology enterprise” is subject to a three-year review by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification. In the event the preferential tax treatment for Fenghuang On-line is discontinued or is not verified by the local tax authorities, and the affected entity fails to obtain preferential income tax treatment based on other qualifications such as Advanced Technology Service Enterprise, it will become subject to the standard PRC enterprise income tax rate of 25%. We cannot assure you that the tax authorities will not, in the future, discontinue any of our preferential tax treatments, potentially with retroactive effect. On April 21, 2010, the State Administration of Taxation issued Circular 157 providing additional guidance on the interaction of certain preferential tax rates under the transitional rules of the CIT Law. Prior to Circular 157, we understood that if a high and new technology enterprise, or an HNTE, entity was in a tax holiday period, where it was entitled to a 50% reduction in the tax rate, and it was also entitled to the 15% HNTE preferential tax rate, then it would be entitled to pay tax at the rate of 7.5%. Circular 157 appears to have the effect that such an entity is entitled to pay taxes at either the lower of 15% or 50% of the applicable PRC tax rate (in terms of a foreign investment enterprise during transition period such as Fenghuang On-line, 25% starting from 2012). However, to date, Beijing local-level tax bureau has not implemented Circular 157 and is holding the view that the relevant provisions may not apply to HNTEs in Science & Technology Park of Haidian District.

In 2011 and 2014, Fenghuang On-line resubmitted applications for qualification as an HNTE, which were approved in October 2011 and November 2014, respectively. Therefore, Fenghuang On-line was entitled to tax exemption from 2006 to 2008, a 50% reduction of its applicable income tax rate to 7.5% from 2009 to 2011 and was subject to a 15% income tax rate for the years 2012 to 2016. Fenghuang On-line is in the process of reapplying for qualification as an HNTE. In 2008, Tianying Jiuzhou qualified as an HNTE under the CIT Law. Therefore, Tianying Jiuzhou was entitled to the preferential tax rate of 15% from 2008 to 2010. In 2011 and 2014, Tianying Jiuzhou resubmitted applications for qualification and was approved as an HNTE. Therefore, Tianying Jiuzhou was subject to a 15% income tax rate from 2011 to 2016. Tianying Jiuzhou is in the process of reapplying for qualification as an HNTE. In 2012, Fenghuang Yutian qualified as a Software Enterprise. The CIT Law and its implementing regulations provide that a “Software Enterprise” can enjoy an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. As 2013 was the first year Fenghuang Yutian generated taxable profit, it was exempted from income taxes for years 2013 and 2014, and was subject to a 12.5% income tax rate from 2015 to 2017. In 2016, Fenghuang Borui qualified as a Software Enterprise. As 2016 was the first year Fenghuang Borui generated taxable profit, it would be exempted from income taxes for years 2016 and 2017, and subject to a 12.5% income tax rate from 2018 to 2020.

See “Item 10. Additional Information—E. Taxation.”

We have limited business insurance coverage.

The insurance industry in China is still young and the business insurance products offered in China are limited. We do not have any business liability or disruption insurance coverage for our operations. Any business disruption, litigation or natural disaster may cause us to incur substantial costs and divert our resources.

A prolonged slowdown in the global or PRC economies may materially and adversely affect our operating results, financial condition, prospects and future expansion plans.

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

Economic conditions in the PRC are sensitive to macroeconomic conditions. In part due to lower export demand resulting from slow economic recoveries in the United States and Europe and a weak economic environment in Japan, China’s GDP growth decelerated since 2012. China’s year-over-year GDP growth rate in 2016, 6.7%, slowed from 6.9% in 2015 and 7.4% in 2014. In addition, there is uncertainty regarding the scale and the effects of a real estate bubble alleged by some to have reached a critical stage in the PRC. Since demand for our paid and advertising services are sensitive to macro-economic conditions globally and in the PRC, our business prospects may be affected by the macroeconomic environment. Any prolonged slowdown in the global or PRC economy may have a material adverse effect on our business, operating results and financial condition, and continued turbulence in the international markets may materially and adversely affect our ability to access the capital markets to meet liquidity needs.

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

We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the 2006 M&A Rules, the MOFCOM Security Review Rules, if applicable, and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. However, it is also uncertain whether the 2006 M&A Rules, the MOFCOM Security Review Rules or the other PRC regulations regarding the acquisitions of PRC companies by foreign investors will be materially repealed or amended should MOFCOM’s proposed Foreign Investment Law, or the Draft FIL, become effective in the future. Any adverse change in rules or regulations may have a material adverse effect on our business and operating results.

There is a substantial risk we will be classified as a passive foreign investment company, or PFIC, for 2016, which could result in adverse United States federal income tax consequences to United States Holders (as defined below).

Based upon the past and projected composition of our income and valuation of our assets, we believe there is a substantial risk that we will be classified as a “passive foreign investment company,” or PFIC, for 2016. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes for any taxable year in which: (i) at least 75% of our gross income in a taxable year is passive income, or (ii) at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Consequences—Passive Foreign Investment Company.”

In addition, there are substantial uncertainties as to the treatment of our corporate structure and ownership of our affiliated consolidated entities for United States federal income tax purposes. If it is determined that we do not own the stock of our affiliated consolidated entities for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we are more likely to be treated as a PFIC.

Such characterization as a PFIC could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Taxation—Material United States Federal Income Tax Consequences.” For example, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements.

If we are a PFIC for any year during which a United States Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such United States Holder holds our ADSs or ordinary shares. See “Item 10. Additional Information —E. Taxation—Material United States Federal Income Tax Consequences—Passive Foreign Investment Company.” The determination of our PFIC status is based on an annual analysis that investigation includes ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn. Because this involves extensive factual investigation and cannot be completed until the close of a taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status.

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

Failure of our business strategies through our subsidiaries, affiliates and other business alliance partners could negatively affect our financial condition, operating results and reputation.

Aligned with our business strategies, we have made and may undertake in the future investments in subsidiaries, affiliates and other business alliance partners in various Internet-related businesses.

In March 2014, IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P., or the IDG-Accel Funds, acquired US$3.0 million convertible preferred shares of Phoenix FM Limited, previously a subsidiary of us, to accelerate development of the ifeng application business. Despite holding 100% of Phoenix FM Limited’s ordinary shares, we accounted for our investment in Phoenix FM Limited as an equity method investment since we did not control Phoenix FM Limited due to substantive participating rights that have been provided to the IDG-Accel Funds. As of December 31, 2016, the carrying value of our equity investment in Phoenix FM was nil.

In April 2014, we established Shenzhen Fenghuang Jingcai Network Technology Co., Ltd, or Fenghuang Jingcai, a company engaged in online lottery ticket distribution with capitalization of RMB2.0 million. Subsequently, we invested additional RMB2.5 million in Fenghuang Jingcai. In 2014 and 2016, Fenghuang Jingcai obtained capital injection from other independent third parties. We held approximately 31.54% of the equity interests in Fenghuang Jingcai as of December 31, 2016 and accounted it as an equity method investment. Since March 2015, Fenghuang Jingcai had suspended all of its online lottery ticket distribution businesses, in response to the Notice related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales, or the Self-Inspection Notice, which was jointly promulgated by the Ministry of Finance, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China. As of December 31, 2016, there has been no change in the Self-Inspection Notice. Our management believes that the regulatory change brought about by the Self-Inspection Notice will continue to have negatively impact to the cash flows of Fenghuang Jingcai in the future, and that the value of Fenghuang Jingcai may not be fully recoverable. In December 2015, we recorded RMB3.2 million impairment loss for our equity investment in Fenghuang Jingcai. As of December 31, 2016, the carrying value of our equity investment in Fenghuang Jingcai was nil. We are unlikely to recover any value of Fenghuang Jingcai in the future.

We have made substantial investment in Particle in the form of investments and loans. Particle owns the mobile application Yidian, a personalized news and life-style information application in China, which allows users to define and explore desired content over mobile devices. As of the date hereof, we held Series B, Series C and Series D1 convertible redeemable preferred shares of Particle, which had been accounted for as available-for-sale investments, representing an aggregate of approximately 44.2% equity interest of Particle on an as-if converted basis. The fair value of our available-for-sale investments in Particle was US$135.3 million as of December 31, 2016. As of the date hereof, we also had three outstanding unsecured short-term loans to Particle, including (i) a convertible loan with a principal amount of US$14.8 million at an interest rate of 4.35% per annum due in August 2017, which can be converted into Series D1 convertible redeemable preferred shares of Particle at a conversion price of US$1.071803 per share, (ii) a loan with the principal amount of approximately US$6.8 million at an interest rate of 9% per annum due in November 2017, and (iii) a loan with the principal amount of RMB74.0 million at an interest rate of 9% per annum due in January 2018.

In December 2014, we lost control over Beijing Fenghuang Tianbo Network Technology Co., Ltd., or Tianbo, a previously consolidated subsidiary, as the result of disposal of certain equity interest of Tianbo, and we currently still hold 50% of the equity interests in Tianbo. As we have significant influence over financial and operating decision-making after deconsolidation, we account for the retained 50% equity interests by using the equity method of accounting. Tianbo is principally engaged in exclusive operation of the real property channel and exclusive sales of real property advertisements for ifeng.com.

In January 2015, in order to leverage our brand, content platform and large user base to expand into more entertainment related businesses, one of our affiliated consolidated entities established a new subsidiary, Shanghai Meowpaw Info&Tech Co., Ltd., or Meowpaw. Meowpaw is engaged in creating intellectual properties, related games, books, movies and animations, etc. Meowpaw will apply for the necessary licenses and permits when required. As of the date of this annual report, we held 75% of Meopaw’s equity interest, and its noncontrolling shareholder, who is an individual, held the remaining 25%. Meowpaw’s share capital was not sufficient to support its operations. In addition to the capital injection, we provided a long-term financing of RMB79.0 million to support its operations.

In January 2015, we acquired 5% equity interest of Beijing Phoenix Lilita Information Technology Co., Ltd., or Lilita, from a family member of the chairman of Phoenix TV, for an aggregate purchase price of RMB0.5 million. Lilita is principally engaged in P2P lending and reward-based crowd-funding businesses. In July 2016, Lilita completed its Series A round of financing and the percentage of our equity interest in Lilita decreased to 4.69%. We account for our equity interest in Lilita by using the cost method of accounting.

In February 2015, we invested approximately RMB4.5 million in Hangzhou Qike Technology Co., Ltd., or Hangzhou Qike, a company engaged in providing risk management and credit control assessment based on big data analysis to enterprises and eventually directly to individual customers. We hold 45% equity interest of Hangzhou Qike and account for it by using the equity method of accounting. As of December 31, 2016, the carrying value of our equity investment in Hangzhou Qike was RMB0.1 million.

In April 2015, we acquired 0.3% equity interest of Lifeix Inc., an Internet company that operates L99.com and Lifeix.com, for an aggregate purchase price of US$1.0 million. We account for our equity investment in Lifeix by using the cost method of accounting. In December 2015, in view of business performance and near-term business outlook of Lifeix Inc. that were below our previous expectation, based on the other-than-temporary impairment assessment, we recorded an impairment loss of US$1.0 million (RMB6.4 million) to fully write down the equity investment.

We have also made an immaterial amount of investments in other companies. It is uncertain whether we will receive the expected benefits from these investments`, due to any adverse regulatory changes, worsening of economic conditions, increased competition or other factors that may negatively affect the related business activities.

We account for some of our investments in affiliates under the equity method. Therefore, net losses incurred by equity method investees may cause us to record our share of the net losses. Furthermore, we may lose the capital which we have invested in affiliates and other business alliances or may incur impairment losses on securities acquired in such alliances. For example, as Particle has engaged in and may continue to engage in additional onshore and offshore financing activities, as additional investors are brought in as new shareholders of Particle or any of its principal subsidiaries or affiliated consolidated entity, and as certain special rights are granted to some of these new shareholders, our equity interest in Particle may be diluted, we may lose our option to consolidate Particle as a subsidiary, and Particle may lose its right to consolidate its current consolidated affiliated entity, which may materially and adversely affect the value of our investments in Particle. While we do not have such arrangements in place, we may in the future be required under contractual or other arrangements to provide financial support, including credit support and equity investments, to our business alliance partners in the future. Additionally, we may also incur credit costs from our credit exposure to such business alliance partners. If there is any negative news coverage about our business alliance partners, our reputation may also be harmed as a result of our affiliation with them.

Particle operates Yidian, a personalized news and life-style information application in China, which allows users to define and explore desired content over mobile devices. As Yidian links to news content provided by third parties, Particle may face the risk of being subject to copyright infringement claims, which may adversely affect the value of our investment in Particle.

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

We may have conflicts of interest with some of the affiliated companies we have invested in and, because some of our board members and executive officers also hold positions and have other interests in such companies, we may not be able to resolve such conflicts on terms favorable for us.

We may have conflicts of interests with some of the affiliated companies we have invested in. Certain of our board members and executive officers hold directorship and/or senior management positions and own shares, restricted share units and/or options in these affiliated companies. For example, Mr. Shuang Liu, our director and Chief Executive Officer, also serves as the chairman of Particle; Mr. Ya Li, our director and co-president, also serves as the director and Chief Executive Officer of Particle; and Mr. Tong Chen, our co-president, also serves as the director and president of Particle. All of Mr. Shuang Liu, Mr. Ya Li and Mr. Tong Chen have been granted or promised options by Particle as incentive share compensation. These affiliated companies may continue to grant or promise incentive share compensation to certain of our board members and executive officers from time to time. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for these affiliated companies and us. In addition, we do not have a non-compete agreement with most of these affiliated companies and therefore neither we nor they are prohibited from entering into competition with each other in respect of our respective current businesses or new businesses. As such, we may not be able to resolve potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with unrelated parties.

Risks Relating to Our Corporate Structure

Phoenix TV (BVI) owns our Class B ordinary shares with 1.3 votes per share, allowing it and Phoenix TV to exercise significant influence over matters subject to shareholder approval, and their interests may not be aligned with the interests of our other shareholders.

Phoenix TV (BVI), a wholly owned direct subsidiary of Phoenix TV, owned 55.5% of our total issued and outstanding shares as of March 31, 2017. Moreover, all shares held by Phoenix TV (BVI) are Class B ordinary shares with 1.3 votes per share. As a result, Phoenix TV (BVI) held 61.8% of the total voting power of our ordinary shares as of March 31, 2017. Accordingly, Phoenix TV (BVI), and Phoenix TV through Phoenix TV (BVI), have substantial control over the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, and their interests may not align with the interests of our other shareholders. Phoenix TV (BVI) may take actions that are not in the best interest of us or our other shareholders and may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit our other shareholders. This significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors’ perception that conflicts of interest may exist or arise.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in Internet and mobile businesses. Specifically, pursuant to the Regulations for Administration of Foreign-Invested Telecommunications Enterprises issued by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016, foreign ownership in an Internet content provider or other value-added telecommunication service providers may not exceed 50%. We conduct our operations in China principally through contractual arrangements among our wholly-owned PRC subsidiary, Fenghuang On-line and two affiliated consolidated entities in the PRC, namely, Yifeng Lianhe and Tianying Jiuzhou, and their respective shareholders. Yifeng Lianhe holds the licenses and permits necessary to conduct our mobile business in China, while Tianying Jiuzhou holds the licenses and permits necessary to conduct our Internet portal, video, mobile business, and Internet advertising and related businesses in China. Our contractual arrangements with Yifeng Lianhe and Tianying Jiuzhou and their respective shareholders enable us to exercise effective control over these entities and hence treat them as our affiliated consolidated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

We cannot assure you, however, that we will be able to enforce these contracts. Although we believe we are in compliance with current PRC regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. For example, it is uncertain that how the Draft FIL, should it come in force, or its implementation rules, may impact the viability of our current corporate structure in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” If the PRC government determines that we do not comply with applicable laws and regulations, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our website or mobile application, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.

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

In addition, if any affiliate consolidated entity or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and operating results. If any of the affiliated consolidated entities undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, our ability to generate revenue and the market price of your ADSs.

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

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries, for our cash requirements, including the funds necessary to service any debt we may incur. If our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Fenghuang On-line currently has in place with the affiliated consolidated entities in a manner that would materially and adversely affect the ability of Fenghuang On-line to pay dividends and other distributions to us. Further, relevant PRC laws, rules and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, determined in accordance with accounting standards and regulations of China. Our PRC subsidiaries must set aside at least 10% of after-tax income each year to reserve funds prior to payment of dividends until the cumulative fund reaches 50% of their respective registered capital. As a result of these PRC laws, rules and regulations, our PRC subsidiaries are restricted from transferring a portion of their net assets to us whether in the form of dividends. As of December 31, 2016, our consolidated retained earnings was RMB195.1 million, out of which our PRC subsidiaries’ retained earnings were approximately RMB898.7 million. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

Strengthened scrutiny over acquisition and disposition transactions by the PRC tax authorities may have a negative impact on us or your disposition of our shares or ADS.

Our operations and transactions are subject to review by the PRC tax authorities pursuant to relevant PRC laws and regulations. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. For example, on April 30, 2009, the Ministry of Finance and the State Administration of Taxation jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the State Administration of Taxation issued the Notice on Strengthening the Management on Enterprise Income Tax for Equity Transfers of Non-resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively on January 1, 2008. Pursuant to the two circulars, in the event that we dispose of any equity interests in WOFE, whether directly or indirectly, we may be subject to income tax on capital gains generated from disposal of such equity interests. The PRC tax authorities have the discretion under Circular 59 and Circular 698 to make adjustments to taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of the corresponding investment. If the PRC tax authorities make such an adjustment, our income tax costs will be increased.

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

Since substantially all of our business operations are conducted in China, our business, financial condition, operating results and prospects are significantly affected by economic, political, social and legal developments in China, and by continued growth in China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including:

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

While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage or contain economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on our operations. For example, our operating results and financial condition may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, in the past the PRC government has implemented certain measures, including increases in interest rates and the reserve requirement ratio of the People’s Bank of China, or the PBOC, to control the pace of growth.

It is unclear whether PRC economic policies will be effective in sustaining stable economic growth in the future. In addition, other economic measures, as well as future actions and policies of the PRC government, could also materially affect our liquidity and access to capital and our ability to operate our business. Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations in China. Accordingly, our business, financial condition, operating results and prospects are subject, to a significant extent, to economic, political and legal developments in China.

Uncertainties with respect to the PRC legal system could limit the protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike in the common law system, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct substantially all of our business through our subsidiary and consolidated affiliates and their subsidiaries established in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of Chinese administrative and court proceedings and the level of legal protection we enjoy in China than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our employees, business partners, customers and suppliers. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. For instance, on January 19, 2015, the MOFCOM published the Draft FIL on its official website for public comments. The Draft FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in alignment with international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments, and thus the Draft FIL will have a far-reaching and significant impact upon foreign investments by fundamentally reshaping the entire PRC foreign investment regulatory regime. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Draft Foreign Investment Law.” There is no definitive timeline for this law to be officially promulgated by the PRC legislature and the current draft may need to undergo significant amendment before the law is finally passed. Accordingly, substantial uncertainties still exist with respect to the enactment timetable, interpretation and implementation of this new law. As a result, we may not be aware of how it may impact the viability of our current corporate structure, corporate governance and business operations. These uncertainties could limit the legal protections available to us and other foreign investors. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

Fluctuations in exchange rates of the Renminbi could materially affect our reported operating results.

The exchange rates between the Renminbi and the U.S. dollar, Euro and other foreign currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20.0% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Subsequent to June 2010, the Renminbi has started to appreciate slowly against the U.S. dollar, though there were periods when the U.S. dollar has appreciated against the Renminbi. On August 11, 2015, the People’s Bank of China allowed the Renminbi to depreciate by approximately 2% against the U.S. dollar. From then until the end of 2016, the Renminbi has depreciated against the U.S. dollar by approximately 10%. Although it is difficult to predict how Renminbi exchange rates may change going forward, a more flexible currency policy could result in more significant fluctuation in the exchange rate of Renminbi against the U.S. dollar.

As we may rely on dividends and other fees paid to us by our subsidiary and affiliated consolidated entities in China, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we will receive from any offshore financing that we may undertake in the future into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes or commercial reasons, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. We recorded foreign exchange loss of RMB6.1 million and RMB1.1 million in 2014 and 2015, respectively, and foreign exchange gain of RMB9.6 million in 2016, primarily due to the RMB fluctuation against the U.S. dollar. Our operating results are sensitive to changes in exchange rates of the Renminbi. Future fluctuations that are adverse to us could have a material adverse effect on our results of operation, financial condition or liquidity.

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

In utilizing the net proceeds from our initial public offering, as an offshore holding company of our PRC subsidiaries and affiliated consolidated entities, we may make loans to our PRC subsidiaries and affiliated consolidated entities, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our subsidiary or affiliated consolidated entities in China are subject to PRC regulations, registrations and/or approvals. For example, loans by us, as an offshore holding company, to our affiliated consolidated entities must be approved by the relevant government authorities and registered with the State Administration of Foreign Exchange or SAFE, or its local counterpart. If we provide loans to our PRC subsidiaries, the total amount of such loans may not exceed the difference between its total investment as approved by the foreign investment authorities and its registered capital at the time of the provision of such loans. Such loans need to be registered with the SAFE which usually takes no more than 20 working days to complete. The cost of completing such registration is minimal. We may also determine to finance our PRC subsidiaries by means of capital contributions. These capital contributions shall go through record-filing procedures from MOFCOM or its local counterpart. Because the affiliated consolidated entities are domestic PRC enterprises, we are not likely to finance their activities by means of capital contributions due to regulatory issues relating to foreign investment in domestic PRC enterprises, as well as the licensing and other regulatory issues. We cannot assure you that we can obtain the required government registrations or record-filings on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiaries or any of the affiliated consolidated entities. If we fail to receive such registrations or record-filings, our ability to use the net proceeds from our initial public offering and to fund our operations in China would be negatively affected which would adversely and materially affect our liquidity and our ability to expand our business.

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

If the PRC government finds that our PRC beneficial owners are subject to the SAFE registration requirement under SAFE Circular 37 and the relevant implementing rules and our PRC beneficial owners fail to comply with such registration requirements, such PRC beneficial owners may be subject to personal liability, our ability to acquire PRC companies or to inject capital into our PRC subsidiaries may be limited, our PRC subsidiaries ‘ ability to distribute profits to us may be limited, or our business may be otherwise materially and adversely affected.

On July 4, 2014, SAFE issued the Circular on Several Issues Concerning Foreign Exchange Administration of Domestic Residents Engaging in Overseas Investment, Financing and Round-Trip Investment via Special Purpose Vehicles, or SAFE Circular 37, which became effective on the same date. SAFE Circular 37 and its detailed guidelines require PRC residents to register with the local branch of SAFE before contributing their legally owned onshore or offshore assets or equity interest into any special purpose vehicle, or SPV, directly established, or indirectly controlled, by them for the purpose of investment or financing; SAFE Circular 37 further requires that when there is (i) any change to the basic information of the SPV, such as any change relating to its individual PRC resident shareholders, name or operation period or (ii) any material change, such as increase or decrease in the share capital held by its individual PRC resident shareholders, a share transfer or exchange of the shares in the SPV, or a merger or split of the SPV, the PRC resident must register such changes with the local branch of SAFE on a timely basis. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Foreign Exchange Registration of Offshore Investment by PRC Residents.”

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

Under the applicable PRC regulations, “domestic individuals” (including both PRC residents and non-PRC residents who reside in the PRC for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) who participate in employee stock plans or stock option plans of an overseas publicly-listed company are required to register with SAFE and complete certain other procedures. If a domestic individual participates in any stock incentive plan of an overseas listed company, a qualified PRC domestic agent, which can be the PRC subsidiaries of such overseas listed company, shall, among other things, file, on behalf of such individual, an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan, and obtain approval for an annual allowance with respect to the foreign exchange conversion in connection with the stock purchase or stock option exercise. Such PRC individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC domestic agent before distribution to such individuals. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—SAFE Regulation of Stock Incentive Plan.” We and our employees who are “domestic individuals” participating in stock incentive plans are subject to these regulations. If we or such employees fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions.

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

Our PRC counsel has further advised us that there are uncertainties regarding the interpretation and application of relevant PRC laws, regulations and rules. If the CSRC subsequently determines that its prior approval is required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict sending the proceeds from our initial public offering into China, or take other actions that could have a material adverse effect on our business, financial condition, operating results, reputation and prospects, as well as the trading price of our ADSs.

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

However, if MOFCOM subsequently determines that its prior approval was required for our contractual arrangements with the affiliated consolidated entities, we may face regulatory actions or other sanctions from MOFCOM or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on us and the affiliated consolidated entities, require us to restructure our ownership structure or operations, limit our operations, delay or restrict sending the net proceeds from our initial public offering into China, or take other actions. These regulatory actions could have a material adverse effect on our business, financial condition, operating results, reputation and prospects, as well as the trading price of our ADSs.

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

Dividends we receive from our PRC subsidiaries located in the PRC may be subject to PRC withholding tax.

The PRC Corporate Income Tax Law, or the CIT Law, provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council of the PRC has reduced such rate to 10% through the implementation regulations. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our subsidiary located in the PRC. Thus, dividends paid to us by our subsidiary in China may be subject to the 10% income tax if we are considered as a “non-resident enterprise” under the CIT Law. If we are required under the CIT Law to pay income tax for any dividends we receive from our subsidiary in China, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

We may be deemed a PRC resident enterprise under the CIT Law and be subject to the PRC taxation on our worldwide income.

The CIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the CIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposal of properties and other assets of an enterprise. Although substantially all of our PRC operational entities’ management is currently based in the PRC, it is unclear whether PRC tax authorities would treat us as a PRC resident enterprise. Despite the present uncertainties as a result of limited guidance from PRC tax authorities on the issue, we do not believe that our legal entities organized outside of the PRC should be treated as residents under the CIT Law. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and operating results.

Dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws.

Under the CIT Law and implementation regulations issued by the State Council, PRC withholding tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. The implementation regulations of the CIT Law set forth that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the CIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered a PRC tax resident enterprise for tax purposes, the dividends we pay to our non-PRC enterprise investors with respect to our ordinary shares or ADSs, or the gain our non-PRC enterprise investors may realize from the transfer of our ordinary shares or ADSs, may be treated as income derived from sources within the PRC and be subject to PRC withholding tax. In addition, it is unclear whether our non-PRC individual investors would be subject to any PRC tax in the event we are deemed a “PRC resident enterprise”. If any PRC tax were to apply to such dividends or gains of non-PRC individual investors, it would generally apply at a tax rate of 20%. Furthermore, it is unclear in these circumstances whether holders of our ordinary shares or ADSs would be able to claim the benefit of income tax treaties entered into between China and other countries or regions. If we are required under the PRC law to withhold PRC income tax on dividends payable to our non-PRC investors, or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

We may be required to register our operating offices not located at our residence addresses as branch companies under PRC law.

Under PRC law, a company setting up premises outside its resident address for business operations must register such operating offices with the relevant local industry and commerce bureau at the place where such premises are located as branch companies and shall obtain business licenses for such branches. Our affiliated consolidated entities have operations at locations other than their respective resident addresses. If the PRC regulatory authorities determine that we are in violation of relevant laws and regulations, we may be subject to relevant penalties, including fines, confiscation of income, and suspension of operation. If we are subject to these penalties, our business, operating results, financial condition and prospects could be materially and adversely affected.

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

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2017, we had 572,259,650 ordinary shares outstanding, including 317,325,360 Class B ordinary shares and 254,934,290 Class A ordinary shares part of which are represented by 30,962,694 ADSs. All ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding are available for sale upon the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. In addition, ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have Class A ordinary shares and Class B ordinary shares, which are all at par value of US$0.01 each. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 1.3 votes per share. Phoenix TV (BVI), which is wholly owned by Phoenix TV, holds Class B ordinary shares, each of which is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting rights attached to these two classes, Phoenix TV (BVI) has significant voting rights over matters requiring shareholder approval, including the election and removal of directors and certain corporate transactions, such as mergers, consolidations and other business combinations. This concentrated control could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Fenghuang On-line was established in December 2005. On December 31, 2009, Fenghuang On-line entered into a series of contractual arrangements with each of our affiliated consolidated entities, Tianying Jiuzhou and Yifeng Lianhe, and their respective shareholders to govern our relationships with the affiliated consolidated entities, at which time we became operational in our current corporate structure. These contractual arrangements allow us to effectively control the affiliated consolidated entities and to derive substantially all of the economic benefits from them. See “—C. Organizational Structure — Contractual Arrangements with Our Affiliated Consolidated Entities.”

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

B.                      Business Overview

We are a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, we enable consumers to access professional news and other quality information and UGC, on the Internet and through their PCs and mobile devices. We also transmit our UGC and in-house produced content to TV viewers primarily through Phoenix TV. Our PC channel includes major verticals such as news, military, finance, web-based games, and digital reading. Our mobile channel includes our mobile news applications, mobile video application, mobile Internet website (“WAP”), mobile digital reading application, and fashion application. We also act as a service provider for telecom operators, providing content and mobile value-added services. The appeal of our brand is enhanced by its affiliation with the “Phoenix” (鳳凰) brand of Phoenix TV.

According to iResearch, our number of PC daily unique visitors was 37.7 million, and number of monthly unique visitors was 274.1 million in December 2016. We have ranked third among all Internet portals in China in terms of daily unique visitors in December 2016, according to iResearch. According to our internal data, our aggregated mobile daily unique visitors from mobile website i.ifeng.com and mobile applications reached 35.0 million in December 2016. We earn revenues from advertising and paid services, which accounted for 85.3% and 14.7% of our total revenues, respectively, in 2016.

Our net advertising revenues accounted for 72.7%, 76.2% and 85.3% of our total revenues in 2014, 2015 and 2016, respectively. We provide advertising services through PC channel and mobile channel, which accounted for 56.7% and 43.3% of our net advertising revenues respectively in 2016. We recognize revenues from our advertising services on a net basis, after deducting the agency service fees we pay to advertising agencies.

We see mobile devices as the primary gateway for news and other media content consumption going forward. In recent years, we have taken steps to evolve our business and shift our revenue mix towards our mobile channels, which we believe have greater potential for sustainable growth over the long term, and which have demonstrated robust growth in recent quarters. Our mobile advertising revenues increased by 53.8% to RMB533.8 million (US$76.9 million) in 2016 from RMB347.1 million in 2015. As part of our mobile strategy, we invested in convertible redeemable preferred shares of Particle and accounted for the investments as available-for-sale investments. Particle operates Yidian, a personalized news and life-style information application in China that allows users to define and explore desired content on their mobile devices. By partnering with Yidian and by continuing to strengthen our core competencies of content production capability, dedication to serious journalism and cutting-edge technology, we believe that we will be better positioned to capitalize on emerging opportunities as increasing numbers of consumers in China use Internet-enabled mobile devices to consume news and other media content.

We offer a wide variety of paid services primarily through our mobile channel and operations with the telecom operators. We classify our paid services into (i) digital entertainment, which includes mobile value-added services delivered through telecom operators’ platforms, or MVAS, and digital reading, and (ii) games and others, which includes web-based games, mobile games, content sales, and other online and mobile paid services through our own platforms. Prior to 2016, our paid service revenues mainly comprised of the revenues generated from MVAS and games and others. Digital reading was previously classified under “games and others”. In order to align with our overall strategies, in 2016, digital reading was re-classified from “Games and others”, and digital reading together with MVAS was determined as “Digital entertainment”. We derived 74.6% and 25.4% of our paid services revenues, respectively, from our digital entertainment and games and others in 2016. Due to a decrease in revenues generated from MVAS, our paid services revenues decreased from RMB382.7 million in 2015 to RMB212.7 million (US$30.6 million) in 2016.

Our Relationship with Phoenix TV

We are a subsidiary of Phoenix TV, a leading Hong Kong-based satellite TV network broadcasting Chinese language content globally and into China. Phoenix TV indirectly owned 55.5% of our ordinary shares and 61.8% of the voting power of our ordinary shares as of March 31, 2017.

Fenghuang On-line and Phoenix TV entered into a cooperation agreement, or the Phoenix TV Cooperation Agreement, on November 24, 2009, which expired on May 27, 2016. Under this agreement, Fenghuang On-line and Phoenix TV agreed to certain cooperative arrangements in the areas of content, branding promotion and technology. Pursuant to the Phoenix TV Cooperation Agreement, in November 2009 each of our affiliated consolidated entities entered into a program content license agreement, or Content License Agreement, with Phoenix Satellite Television Company Limited and a trademark license agreement, or Trademark License Agreement, with Phoenix Satellite Television Trademark Limited. Considering the significant growth and changes in our business since execution of these agreements in 2009, we and Phoenix TV Group entered into a new set of agreements in May 2016, or the New Agreements, to amend and replace the previous agreements and provide the terms of our continued cooperation. The New Agreements include Program Resource License Agreements and Program Text/Graphics Resource License Agreements, or the Program License Agreements, between Phoenix Satellite Television Company Limited and each of Tianying Jiuzhou, Yifeng Lianhe, and another subsidiary of us, and a Third Supplemental Agreement to the Trademark License Agreement by and among Phoenix Satellite Television Trademark Limited and both Tianying Jiuzhou and Yifeng Lianhe. Unlike the previous agreements, the New Agreements do not grant us the right to sublicense Phoenix TV Group’s copyrighted content to third parties. While we are in the process of negotiating with Phoenix TV Group to potentially re-acquire such right of sublicense, we cannot assure you that we will be able to re-acquire such right at reasonable costs or at all.

We have a mutually beneficial relationship with Phoenix TV. We and Phoenix TV share a common vision of the convergence of traditional and new media channels, and work together to realize this vision. While we furnish Phoenix TV with access to our new media delivery channels, Phoenix TV enables us to display our proprietary content on its TV programs. Pursuant to the Program License Agreements, Phoenix TV Group agreed to grant our affiliated consolidated entities and another subsidiary of us the license with priority over any third party to broadcast Phoenix TV Group’s copyrighted video content from three television channels of Phoenix TV Group on ifeng.com (our main Internet channel), i.ifeng.com (a mobile Internet channel of ours), and ifeng News, ifeng Video and ifeng VIP (three mobile applications of ours) in China (excluding Hong Kong, Macau and Taiwan) concurrently with such content broadcasted on the three television channels of Phoenix TV Group. Phoenix TV Group also agreed to grant our affiliated consolidated entities and another subsidiary of us a non-exclusive license to use Phoenix TV Group’s copyrighted text and graphics on the same Internet and mobile channels of ours in China for which Phoenix TV Group’s copyrighted video content license, above, was granted. These licenses help to distinguish our content offerings from those of other Internet and new media companies in China. We believe that our and Phoenix TV’s active promotion of one another’s brands on our respective Internet-enabled and TV platforms helps to grow our combined audience synergistically.

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

For more information about the terms of each of the New Agreements, see “—C. Organizational Structure—Our Relationship with Phoenix TV.” For more information about the risks associated with our relationship with Phoenix TV, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may not be able to continue to receive the same level of support from Phoenix TV Group in the future. We could lose our license and priority over any third party to broadcast Phoenix TV Group’s content, which would have an adverse effect on our paid services business, and would also negatively affect our video advertising business. Together, these impacts could have an adverse effect on our business and operating results” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We may have conflicts of interest with Phoenix TV and, because of Phoenix TV’s controlling beneficial ownership interest in our company, may not be able to resolve such conflicts on terms favorable for us.”

Our Content

We strive to deliver the most up-to-date, in-depth, exclusive and thought-provoking content to our users. Content selection, editing and production are core focuses of our business. We obtain our content from four sources: third-party professional media companies, Phoenix TV, our in-house production, we-media accounts and UGC. The content we acquire covers a wide spectrum of user-targeted subjects, including news, current affairs, finance, technology, automobiles, fashion and entertainment, among others. We believe that we have provided the earliest video and text media coverage among Chinese media companies of certain major world events. We are uniquely positioned among our peers in China to be able to distribute our content on TV. We feed a substantial amount of in-house produced content and UGC to a number of Phoenix TV’s regular prime-time programs each day. We also provide our in-house produced content to domestic TV networks, such as Liaoning Satellite TV.

Third-Party Professional Content. We have entered into content licensing agreements with approximately 700 professional content providers in aggregate. We obtain our print content from major Chinese print media and news wires and selected international sources. Our Chinese content sources include companies such as China News Service, Xinhua News Agency and the People’s Daily, as well as China’s top ten image providers. Our international sources include Reuters, The Associated Press and Agence France Presse, among others. The video content we source from third parties is primarily comprised of news and documentaries, which cater to our users’ preferences. We obtain our third-party video content from major Chinese television broadcasters, such as CCTV, Beijing Satellite TV and Shenzhen Satellite TV. The content that we source from professional third parties comprises the majority of the content on our website.

Phoenix TV Content. Phoenix Satellite Television Company Limited, a wholly owned subsidiary of Phoenix TV, has granted Tianying Jiuzhou, Yifeng Lianhe and another subsidiary of us the license with priority over any third party effective until May 26, 2019 to broadcast Phoenix TV Group’s copyrighted video content from three television channels of Phoenix TV Group on ifeng.com (our main Internet channel), i.ifeng.com (a mobile Internet channel of ours), and ifeng News, ifeng Video and ifeng VIP (three mobile applications of ours) in China (excluding Hong Kong, Macau and Taiwan) concurrently with such content broadcasted on the three television channels of Phoenix TV Group, pursuant to the Program License Agreements. Since Phoenix TV’s satellite landing rights in China, outside of Guangdong Province, are limited to international residences and hotels, our integrated platform provides a convenient alternative means for people in China to view Phoenix TV’s programs. We offer live streaming broadcasts of the Phoenix Chinese Channel, the Phoenix InfoNews Channel and the Phoenix Hong Kong Channel on ifeng.com, and deliver updated clips from a broad range of Phoenix TV’s programs on both our Internet and mobile channels. We are also able to leverage Phoenix Satellite’s global media resources, particularly for our news and finance channels.

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

We-media Content. We-media content covers various verticals in the form of text, photos, videos, etc., adding an important complementary component to the content we deliver. We obtain content from over 200,000 we-media accounts, including content from top public intellectual, commentators, scholars, key opinion leaders, or KOLs, professors, etc.

UGC. UGC adds an important interactive component to the content we deliver. We generate text UGC through our comment-posting and user survey services. We feed UGC from our comment-posting and surveys to Phoenix TV on a number of its regular TV programs.

Content Editing and Production

Content editing and production are critical components of our content production process. We had a team of 480 editors as of December 31, 2016 organized generally by interest-based vertical. We believe that we possess a strong ability to select and distill compelling news stories and frame issues for our users in a distinctive way. Beyond distributing a large amount of news and information in a timely fashion, we provide independent social commentary and analyses. We edit our videos, primarily consisting of news, documentaries and interviews, into short clips. We organize our content by interest-based vertical and segment it further by featured topic. We actively combine text, image and video content and integrate interactive UGC, aimed at producing an engaging user experience.

Content Monitoring

We implement monitoring procedures to remove inappropriate or illegal content, including UGC from our discussion forum, comments postings and user survey services. Our content screening team consists of 36 full-time editors and more than 100 outsourced staff members who are responsible for monitoring and preventing the public release of inappropriate illegal content. Text and images are screened by our content screening team, which reviews the content on a 24-hour, 3-shift basis and employs monitoring procedures, including (i) technology screening, where a text filtering system screens content based on pre-set key words and identifies suspected information; and (ii) manual review, where the content that passes the technology screening is reviewed by the content screening team and the flagged content identified by our technology is reviewed and confirmed before it can be released. For technology screening, we use an in-house developed identification system which enables us to filter UGC in order to comply with PRC regulatory requirements regarding Internet content.

Our Channels

We provide our content and services through three major channels, including our PC channel, our mobile channel, and our operations with the telecom operators. We also transmit our content to TV viewers, primarily through Phoenix TV. Together, these channels form a single converged platform providing integrated text, image and video content, and employing a variety of interactive formats to create a rich, personalized and hands-on experience for our users. We derive advertising revenues through our PC channel and mobile channel. We generate paid services revenues through mobile channel and operations with the telecom operators.

Our PC Channel

Our PC channel consists of our website at ifeng.com, which comprises our interest-based verticals and interactive services. According to iResearch, our number of PC daily unique visitors was 37.7 million, and number of monthly unique visitors was 274.1 million in December 2016. We have ranked third among all Internet portals in China in terms of daily unique visitors in December 2016.

Interest-based Verticals. We currently provide over 40 interest-based verticals, each of which features integrated text, image and video content and embedded interactive services, such as user surveys and comment postings. Since ifeng.com is one of multiple access points to our converged platform, our users can also access a significant portion of our interest-based verticals’ content through our mobile channel and operations with the telecom operators, and can view in-house produced content and UGC created on these verticals on Phoenix TV’s regular programs. Our most popular verticals include:

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

•      Fashion. Our fashion vertical provides coverage on fashion, beauty, weight loss, luxury goods, travel, furniture, art and other popular topics, all centered on the theme of refined lifestyle. It offers information on international fashion trends and new fashion concepts. Our fashion vertical covers a variety of luxury topics, including wines, cigars, high-end brand apparel and accessories, as well as services aimed at the high net worth population. It also provides real-time coverage of major world fashion events, bringing users the latest information on styles and trends. Our fashion vertical also contributes we-media content to Phoenix TV’s “Trendy Guide” (“完全时尚手册”) TV program.

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

•      Live Broadcasting. Our live broadcasting vertical, FENG Live (“风直播”), offers live broadcasting news and information to provide real-time professional reports of hit events, conferences and etc.

•      We-media. Our we-media vertical, Fenghuanghao, (“凤凰号”) offers various we-media content which produced by over 100,000 we-media outlets, public intellectual, commentators, scholars, KOLS, professors, etc.

•      Military affairs. Our military affairs vertical provides updated information and commentary on military affairs and defense matters and targets a broad audience, from military professionals to hobbyists. It also provides UGC content to Phoenix TV’s “Military Observatory Post” (“军情观察室”) TV program.

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

•      Video. Our v.ifeng.com vertical offers the following four categories of video products and services, (i) free online video on demand, or VOD. Our free online VOD typically consist of short clips of up to five minutes of news programs, interviews, documentaries and other programs. Our VOD content is easily searchable on our website and is organized into 12 verticals of v.ifeng.com for easy browsing, including news, military affairs, documentaries, entertainment, variety shows, movies and dramas, amusements, open course, Phoenix TV, live broadcast, original works, and VIP channel. In addition, we organize and present video content, supplemented by text, images, user surveys and comment postings on our v.ifeng.com vertical to create a value-added user experience that we believe is richer than that of watching traditional TV. (ii) live Phoenix TV broadcasts. We offer live streams of Phoenix TV’s flagship channels, such as the Phoenix Chinese Channel, the Phoenix InfoNews Channel, and the Phoenix Hong Kong Channel. These broadcasts provide our users with exclusive online access to up-to-the-minute, quality news and other programs from Phoenix TV. These live broadcasts on our v.ifeng.com vertical provide a convenient alternative means for viewing these popular Phoenix TV programs through an Internet-enabled device. (iii) online video subscription service. Our online video subscription service enables users to watch advertisement-free premium content, such as feature-length documentaries and exclusive online Phoenix TV programming. (iv) online video pay-per-view service. Our online video pay-per-view service enables users to watch advertisement-free premium videos by purchasing access to particular videos on vip.v.ifeng.com. Like our online video subscription, our online video pay-per-view also include generally longer videos of up to 45 minutes in length.

•      Web-based Game. We operate third-party developed web-based games on our game platform, play.ifeng.com. Web-based games are games that can be played directly from the user’s Internet browser without downloading additional software. Currently our game platform only offers web-based games licensed from third parties. Our game portfolio includes role-playing, strategy and casual games. As of December 31, 2016, we offered a total of 52 licensed web-based games on our platform. We collect payments from game players through the sale of in-game virtual currencies and remit certain agreed-upon percentages of the proceeds to the game developers. The in-game virtual currencies are used by game players to purchase virtual items in the games. We record revenue from selling in-game virtual currencies net of remittances to game developers and deferred until the estimated consumption date of the virtual items, which is typically within a short period of time after purchase of the in-game virtual currency. Revenues generated from web-based games are recorded in games and others under paid services revenues.

•      PC Digital Reading. Our PC digital reading service provides fee-based internet literatures from writers and digital format books licensed from third-party publishers to customers on our PC platforms. Revenues generated from digital reading are recorded in digital entertainment under paid services revenues.

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

Our Mobile Channel

Our mobile channel includes (i) ifeng news application, (ii) ifeng video application, (iii) digital reading application, (iv) fashion application, and (v) mobile Internet website i.ifeng.com (“WAP”). According to our internal data, our aggregated number of mobile daily unique visitors from mobile applications and WAP reached 35.0 million in December 2016.

•     ifeng News (formerly named “Phoenix News”). We offer a wide range of mobile applications for different mobile devices. Ifeng news application is our flagship mobile product, which provides news feeds and other contents in the form of text, image and video.

•     ifeng Video (formerly named “Phoenix Mobile Station”). ifeng video application provides video news and other video content, live Phoenix TV broadcasts, etc.

•     Digital reading application. Our digital reading application provides fee-based Internet literatures from writers and digital format books licensed from third-party publishers to customers on our mobile platform. Revenues generated from digital reading are recorded in digital entertainment under paid services revenues.

•     Fashion Application, Shizhuang (“识装”). Fashion application provides UGC and user communication and interaction in fashion industry and community.

•     WAP. Our i.ifeng.com website is a modified version of our ifeng.com site reformatted for use on mobile devices and tailored to the preferences of our mobile users. As part of our converged platform, i.ifeng.com allows our users to access quality ifeng.com and v.ifeng.com content while they are on-the-go. Similar to ifeng.com, our i.ifeng.com features an array of interest-based and interactive verticals, as well as a mobile video site for watching free mobile VOD. There are two of fee-based products, including mobile digital reading and mobile games.

Our Operations with the Telecom Operators.

As part of our converged platform, we provide a convenient means for our users to access our quality content through the telecom operators’ platforms, or MVAS, while they are on-the-go. MVAS consist mainly of the following product lines:

Mobile Newspaper Service, We edit content from our content library to deliver mobile newspapers to mobile users of China Mobile, China Telecom and China Unicom via MMS. Our mobile newspapers provide periodicals in digital form reformatted for convenient viewing on mobile devices. China Mobile’s VIP subscribers can receive our mobile newspaper service as part of their subscription and other mobile users can subscribe to this service independently through any one of the three mobile operators.

Mobile Video Service. We offer video content through the mobile video platforms of all three of the telecom operators. Users pay a monthly subscription fee for access to our mobile channel on the telecom operators’ platforms or pay on a per-clip pay-per-view basis, and we share the fees charged for such services with the telecom operators.

Mobile Games Service delivered through the Telecom Operators’ Platforms. We currently offer mobile games through China Mobile’s, China Unicom’s and China Telecom’s gaming platforms, which allow users to download our mobile games programs.

WVAS. We also provide wireless value-added services, or WVAS, through telecom operation’s payment platform to our users. We offer the following WVAS: (i) SMS-based Services, (ii) Music Services, (iii) IVR-based Services, (iv) MMS-based Services, (v) Animation Services.

Our Sources of Revenues

Advertising Services

We provide advertising services primarily through our ifeng.com, our mobile Internet website i.ifeng.com and our mobile applications in our mobile channel. Our advertising team consists of direct sales, agency sales, customer support, advertising design and production, resource management, advertising strategy and sales promotion and other functions.

As is typical in China’s online advertising industry, we primarily enter into advertising service contracts through third-party advertising agencies. We mainly have three types of pricing models, consisting of the Fixed Price model, the Cost Per Impression (“CPM”) model, and the Cost Per Click (“CPC”) model. Although our advertising services are primarily on our PC platform at present, we expect our advertising services on our mobile channel to continue to increase going forward. In addition, together with Phoenix TV, we provide bundled new media and TV advertising solutions to certain of Phoenix TV’s advertisers.

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

We have a diverse advertising client base, including both Chinese and international brand advertisers. Our top ten advertisers accounted for 30.5% of our total advertising revenues in 2016. Our advertisers generally are in the automobile, food & beverages, e-commerce, financial services, Internet services, medical services, IT products, cosmetic products, luxury brands, airline, health care, education and communication services industries.

Paid Services

The following table sets forth our paid services offerings on telecom operators’ platforms and our own platforms and the percentage contribution of our various paid services to our paid services revenues and our total revenues in 2016.

Paid Services Offerings	% of Paid Service Revenues	% of Total Revenues
Digital Entertainment
Mobile value-added services delivered through telecom operators’ platforms, or MVAS, and digital reading	74.6	11.0
Games and others
Web-based games, mobile games, content sales, and other online and mobile paid services through our own platforms	25.4	3.7

Our Advertising Execution Team

We have a dedicated team to manage the advertising execution which includes a series of review procedures on our advertising material before we display such material on our platform interfaces. This team checks advertisements for form and reviews them to ensure that they do not contain any racial, violent, pornographic or other inappropriate content. This team also verifies that advertisers have provided relevant government approvals if their advertisements are subject to special government requirements.

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

Seasonality

Seasonal fluctuations and industry cyclicality have affected, and are likely to continue to affect our business. We generally generate less revenue from brand advertising sales and paid services revenues during national holidays in China, in particular during the Chinese New Year holidays in the first quarter of each year. We typically generate higher net advertising revenues in the fourth quarter due to greater advertising spending by our advertisers near the end of each calendar year when they spend the remaining portions of their annual budgets. In addition, advertising spending in China has historically been cyclical, reflecting overall economic conditions as well as the budgeting and buying patterns of our advertisers. Our rapid growth has lessened the impact of the seasonal fluctuations and cyclicality. However, we expect that the seasonal fluctuations and cyclicality to cause our quarterly and annual operating results to fluctuate. See “Item 3. Key Information—D. Risk Factors — Risks Relating to Our Business and Industry—Our quarterly revenues and operating results may fluctuate, which makes our operating results difficult to predict and may cause our quarterly operating results to fall short of expectations.”

Research and Development

In 2016, we continued to improve our advertising solution products as well as focus on improving our convergence model across PC, mobile and TV in order to provide our users easier access to our premium content through any device. In particular, we continued to introduce and improve our mobile applications and strengthened commercial products in certain of our verticals. For example, we internally developed an analytic platform named Feng Yan (“凤眼”) to track and analyze real-time traffic data. Through Feng Yan we can better understand user’s profile and reading preference, and provide reference data for future content production and performance advertising solution. Another platform we launched in 2016 is Feng Yu (“凤羽”). Feng Yu is a customizable and self-service marketing solution that operates under a bidding system. Customers are able to target users based on gender, age, geographic location, interests, device type, etc. Customers can place performance-based ads directly by themselves using our self-service advertising system. In 2014, 2015 and 2016, our total technology and product development expenses, including related share-based compensation were RMB150.0 million, RMB170.7 million and RMB161.9 million (US$23.3 million), respectively.

Infrastructure and Technology

Our technology platform has been designed for reliability, speed, scalability and flexibility and is administered by our in-house technology department. We have access to a network of approximately 4,000 self-owned and leased servers across China mainland, Hong Kong and North America with power supply and power generator backup. We have developed our server operations based on Linux and other open source software, which has allowed us to lower software related investment and enhance our network reliability.

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

Data Analysis Technology. Based on commercial big data, we developed a data analytical system which has successfully helped build a comprehensive analytical chain of big data and helping us achieve our goals of making precise and efficient commercial strategy decisions. This system delivers comprehensive and consultative data ranging from distribution channel, content to manpower. We can access advertising exposure data as well as clicks and its corresponding costs on all business platforms, such as application, WAP website and PC website. In addition, this system possesses flexible mechanics for organizing and analyzing data, with relatively lower cost.

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

Intelligent Recommender System (IRS). Our technical department developed a real-time, personalized recommender system, which produce a list of contents through collaborative and content-based filtering, to predict contents that the user may have an interest in, and to recommend additional items with similar properties. Powered by cutting-edge algorithm technology, we are able to provide useful and relative news and information to our users, and also well-equipped to provide enhanced advertising solutions that target users based on their exhibited preferences.

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

While we believe that our integrated platform business model and targeted user base is unique, on the whole, from other companies in China, we compete with other content and service providers in each of our individual channels for user traffic, advertising revenues and fee-based services. In online content and service provision, we compete primarily with NetEase, Inc., Sina Corporation, Sohu.com Inc. and Tencent Technology Limited. In mobile Internet, especially among mobile news and information application and personalized feed application, we primarily compete against Jinri Toutiao, Tencent Technology Limited, Alibaba Group (UC Toutiao), NetEase, Inc., Sina Corporation, Sohu.com Inc., and Baidu Inc. In video, we compete with a number of online video companies, including Youku Tudou Inc., iqiyi.com, Sohu video, QQ video, PPlive.com and China Network Television, or CNTV.

We also compete with traditional advertising media, such as television, radio, print media, as well as billboards and other forms of outdoor media. We expect large companies’ proportionate spending on new media advertising of their advertising budgets relative to traditional media advertising to continue increase in the future.

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. We also enter into confidentiality, non-compete and invention assignment agreements with our employees and consultants and nondisclosure agreements with selected third parties. We had 137 PRC software registrations and owned 24 domain names, including ifeng.com, as of March 31, 2017.

We have also designed proprietary logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2017, Tianying Jiuzhou owned 112 PRC registered trademarks, six of which were transferred from Phoenix Satellite Trademark Limited, and Yifeng Lianhe owned 20 PRC registered trademarks. In addition, Tianying Jiuzhou had submitted 144 registration applications relating to 25 logo designs, and Yifeng Lianhe had submitted one registration application relating to one logo design, to the PRC Trademark Office. Both of our affiliated consolidated entities continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited. Therefore we are currently not in compliance with a notice of the MIIT which requires ICP License-holders to own the trademarks used in their value-added telecommunications businesses. For information about the risks related to our use of licensed trademarks and our plans to remedy such risks, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our affiliated consolidated entities and their respective shareholders do not own all the trademarks used in their value-added telecommunications services, which may subject them to revocation of their licenses or other penalties or sanctions.”

Employees

We had approximately 1,969, 1,521 and 1,528 employees as of December 31, 2014, 2015 and 2016, respectively. The table below sets forth the number of employees categorized by function as of December 31, 2016:

Function	Number of Employees
Management and administration	190
Content development	480
Mobile products and services	167
Technology and product development	329
Sales and marketing	362
Total	1,528

As of December 31, 2016, we had 1,322, 106 and 69 employees located in Beijing, Shanghai and Guangzhou, respectively, and 31 employees located in other locations in China. Currently we do not have any employees located outside of China.

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

Legal and Administrative Proceedings

From time to time, we are involved in claims and legal proceedings that arise in the ordinary course of business. We are currently a party to certain legal proceedings and claims which in the opinion of our management, adequate provisions have been recorded to cover the probable loss of those that can be reasonably estimated, while other claims are considered would not have material adverse effect, individually or in the aggregate, on our financial position, results of operations or cash flows. From January 1, 2016 to March 31, 2017, we have been subject to 75 cases in the PRC, 43 of which have been concluded. The aggregate amount of damages awards and settlements paid by us was RMB1.5 million. Government authorities may also impose administrative penalties on us if they find that we have infringed third parties’ intellectual property rights.

In October 2015, the National Copyright Bureau imposed a fine of RMB250,000 on one of our consolidated affiliated entities for disseminating on our website and mobile applications one work of literature that we licensed from third parties that were alleged to have no legal rights to license such work. In November 2016, China Youth Book Inc. and Dewey Press LLC filed a claim against Tianying Jiuzhou and our company for intellectual property infringement of such work, the related claim for damage was approximately RMB235.8 million, however, the actual income we generated from such work was less than RMB1,500. As litigation is subject to inherent uncertainties and this case is at its preliminary stage, and based on the legal advice, we are currently unable to make an estimation of the reasonably possible loss or range of possible loss, if any. However, our view of these matters may change in the future and will review the need for any such liability on a regular basis.

Litigation is subject to inherent uncertainties and our view of these matters may change in the future. There exists the possibility of a material adverse impact on our financial position, results of operations or cash flows for the period in which the unfavorable outcome occurs, and potentially in future periods.

Facilities

Our executive office is located at Sinolight Plaza, Floor 16, No. 4 Qiyang Road, Wangjing, Chaoyang District, Beijing 100102, People’s Republic of China. We maintain a number of offices in Beijing, Shanghai and Guangzhou under leases with terms ranging from one to five years.

The following table describes each of our major offices as of December 31, 2016:

Location	Space (in square meters)	Usage of Property	Expiration Dates
Beijing	14,999	Office	June 30, 2017
Beijing	43	Office	April 14, 2017
Beijing	1,949	Office	October 15, 2021
Guangzhou	1,160	Office	August 31, 2018
Shanghai	1,006	Office	May 31, 2019

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

•                  The VIE structure will fall into the jurisdiction of the Draft FIL, and certain potential solutions was proposed to apply to the existing VIE structures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

We have also designed proprietary logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2017, Tianying Jiuzhou owned 112 PRC registered trademarks, six of which were transferred to it from Phoenix Satellite Trademark Limited, and Yifeng Lianhe owned 20 PRC registered trademarks. In addition, Tianying Jiuzhou had submitted 144 registration applications relating to 25 logo designs, and Yifeng Lianhe had submitted one registration application relating to one logo design, to the PRC Trademark Office. Both of our affiliated consolidated entities continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited. Therefore we are currently not in compliance with the MIIT 2006 Notice.

All “ifeng” related trademarks used by our company have been transferred to our affiliated consolidated entities. In addition, we will continue to examine the possibility of the transferring to our affiliated consolidated entities all or part of the ownership of additional licensed logos currently used by them in a manner that would meet the requirements of PRC trademark regulations in due course in the future. For information about the risks related to our use of licensed trademarks, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our affiliated consolidated entities and their respective shareholders do not own all the trademarks used in their value-added telecommunications services, which may subject them to revocation of their licenses or other penalties or sanctions.”

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

In order to comply with these PRC laws and regulations, we have adopted internal procedures to monitor content displayed on our website. However, because the definition and interpretation of prohibited content is in many cases vague and subjective, it is not always possible to determine or predict what content might be prohibited under existing restrictions or restrictions that might be imposed in the future and we may be subject to penalties for such content. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The Chinese government may prevent us from advertising or distributing content, including UGC, that it believes is inappropriate and we may be subject to penalties for such content or we may have to interrupt or stop the operation of our website and mobile applications.”

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

On April 25, 2016, GAPPRFT issued the Administrative Provisions on Audio-Visual Program Services through Private Network and Targeted Communication, which replaced 2004 Internet A/V Measures. Pursuant to these provisions, “audio-visual program services through private network and targeted communication” refer to radio and TV program and other audio-visual program services to a targeted audience with TV, and all types of handheld electronic equipment, etc., as terminal recipients, and through setting up virtual private network through local area networks and Internet or with Internet and other information networks as targeted transmission channels, including the provision of contents, integrated broadcast control, transmission and distribution, and other activities conducted by such forms as Internet protocol television (IPTV), private network mobile TV, and Internet TV. Any provider who engages in aforesaid service must obtain a license from GAPPRFT. Wholly foreign-owned enterprises, Sino-foreign joint ventures and Sino-foreign cooperative enterprises are not allowed to engage in the above business.

In order to comply with these laws and regulations, Tianying Jiuzhou submitted an application to GAPPRFT for the License for the Online Transmission of Audio-Visual Programs. However, we have not been granted such license as to the date of this annual report and cannot assure you that we may be able to obtain one. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our lack of an Internet audio-visual program transmission license may expose us to administrative sanctions, including the banning of our paid mobile video services and video advertising services, which would materially and adversely affect our business and results of operation.”

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

In addition, on September 23, 2004, SARFT promulgated the Administrative Regulations on the Introduction and Broadcasting of Foreign Television Programs, pursuant to which only organizations designated by GAPPRFT are qualified to apply to GAPPRFT or its authorized entities for introduction or broadcasting of foreign television dramas or foreign television programs. Approval of such application is subject to the general plan of GAPPRFT and the content of such foreign television dramas or programs may not in any way threaten the national security or violate any laws or regulations.

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

On April 25, 2016, GAPPRFT issued the 2016 A/V Provisions, which replaced the 2004 Internet A/V Measures. The 2016 A/V Provisions does not explicitly regulate whether broadcasting foreign television program is permitted.

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

On December 2, 2016, the MOC issued the Administrative Measures for Business Activities of Online Performances, which became effective on January 1, 2017. According to these measures, the business of transmitting in real time the content of online games presented or narrated via information networks such as Internet, mobile communication networks and mobile Internet or uploading such contents for communication in the audio-visual form shall be administered as online performances. An operator of online performances shall apply for Online Culture Operating Permit with the competent provincial administrative cultural department, and the business scope indicated on the Online Culture Operating Permit shall clearly include online performances. In addition, an operator of online performances shall present the number of its Online Culture Operating Permit in a prominent position on the homepage of its website.

On December 1, 2016, MOC issued the Circular of the Ministry of Culture on Regulating the Operations of Online Games and Strengthening Interim and Ex Post Regulation, the MOC Online Games Regulation, which will become effect on May 1, 2017. Pursuant to the MOC Online Games Regulation, MOC further clarified the scope of operations of online games. Technical testing of online games conducted by an enterprise engaging in online games operations by means such as making the online games available for user registration, opening the fee-charging system of the online games, providing client-end software with direct server registration and login functions, etc. shall be deemed as the operations of online games. In addition, with respect to enterprises engaging in providing user systems, fee-charging systems, program downloading, publicity and promotion and other services for the online game products of another operating enterprise and participating in sharing the revenue from the operations of online games shall be deemed as engaging in joint operations, and shall bear corresponding liabilities. In addition, this circular standardizes the service for distributing the virtual props listed as below:

•                                                   Virtual props distributed by enterprises engaging in online games operations shall be managed pursuant to the provisions on virtual currencies of online games.

•                                                   Enterprises engaging in online games operations that intend to change the version of an online game, increase the types of virtual props, adjust the functions and use period of virtual props or hold temporary activities shall, via the official homepage of the online game or in conspicuous locations within the online game, promptly make public the name, functions, price, exchange rate and expiration date of each virtual prop involved, the corresponding ways for gifting, transferring or trading the virtual props and other relevant information.

•                                                   Enterprises engaging in online games operations that provide virtual props and value-added services of an online game by random selection shall not require users to participate by way of directly investing legal tender or the virtual currency of the online game.

•                                                   Enterprises engaging in online games operations shall publish the random selection results of participating users on the official website of an online game or in conspicuous locations within the online game, and keep relevant records for at least 90 days for future inquiries by relevant departments.

•                                                   When providing virtual props and value-added services of an online game by way of random selection, an enterprise engaging in online games operations shall, at the same time, provide users with other means to obtain virtual props and value-added services of the same performance, such as by exchanging other virtual props, using the virtual currency of the online game to directly purchase virtual props, etc.

•                                                   Enterprises engaging in online games operations shall not provide users with services to exchange the virtual currency of an online game to legal tender or physical items, except where the said enterprise terminates the provision of online gaming products and services, and refunds the virtual currency not yet used by users in the form of legal tender or by other means acceptable to the users.

•                                                   Enterprises engaging in online games operations may not provide users with services to exchange virtual props into legal tender.

In addition, enterprises engaging in online games operations shall require online game users to register their real names by using valid identity documents and shall limit the amount that an online game user may top up each time in a single game, and send information that requires confirmation by users when they top up or engage in consumption, and shall indicate the contact details for protecting user rights and interests in conspicuous locations within an online game.

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

                                  Tianying Jiuzhou provides Internet music products on our website. As of the date of this annual report, Tianying Jiuzhou has been granted an Online Culture Operating Permit with a permitted scope including the operation of online music, art and entertainment products, online game products (including virtual currencies for online games), art products, play performance, animation products and organization of exhibition or race of the online cultural products. However, the Online Culture Operating Permit does not cover the operation of online performances. Tianying Jiuzhou has also obtained an Internet Publication License from GAPPRFT with respect to books and periodicals published on the Internet, including the mobile Internet, and online and mobile games. For more information regarding regulatory risks of our online games business, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain or maintain all applicable permits and approvals, or fail to comply with PRC regulations, relating to online games, our ability to conduct our online game business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions.”

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

On November 4, 2016, the State Internet Information Office issued the Provisions on the Administration of Online Live-streaming Services, which became effective on December 1, 2016. According to these provisions, online live-streaming service providers shall obtain an Internet news license, and carry out internet news information services within the permissible scope of the license; those who provide online performances, internet video and audio programs and other online live-streaming services shall also obtain relevant licenses as required by laws and regulations. Online live-streaming service providers shall examine and verify the real identity information of online live-streaming service publishers and establish platforms for reviewing live-streaming content, exercise oversight over Internet news information live-streams and its interactive content following the principle of examination first and issuance later. In addition, online live-streaming service providers shall strengthen real-time management of live interactions and equip corresponding administrative staff.

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

Regulation of Publication Operation

On March 25, 2011, GAPP and MOFCOM jointly issued the Administrative Measures for the Publication Market, or the Publication Market Measures (2011 Version), pursuant to which any entity or individual engaging in the wholesale or retail of books, newspaper, magazines, electronic publications and audio and video products must obtain an approval from the relevant press and publication administrative authority and receive a Publication Operation Permit. An enterprise that has obtained a Publication Operation Permit is not required to obtain any special permission if it utilizes the internet and other information networks to sell such publications, but must file with the relevant press and publication administrative authority within 15 days following its commencement of operations on the internet. Foreign investors may engage in the distribution of audio and video products in China only in the form of contractual joint ventures between foreign and Chinese investors. Due to these measures, we engage in retail of books, newspaper, magazines, electronic publications and audio and video products through Tianying Jiuzhou and wholesale and retail of books, newspaper, magazines and electronic publications through Yifeng Lianhe. Each of Tianying Jiuzhou and Yifeng Lianhe has obtained a Publication Operation Permit.

On May 31, 2016, GAPPRFT and MOFCOM jointly promulgated the Administrative Measures for the Publication Market (2016 Version), or Publication Market Measures (2016 Version), which replaced the Publication Market Measures (2011 Version). According to the Publication Market Measures (2016 Version), entities and individuals engaged in the wholesale or retail of publications shall carry out the relevant activities on the strength of an operation permit for publications. Where an entity or individual is engaged in the distribution of publications via the Internet or other information networks, it or he/she shall obtain the operation permit for publications; where an entity or individual that has obtained the operation permit for publications is engaged in the distribution of publications via the Internet or other information networks within the approved business scope, it or he/she shall go through the record-filing formalities with the publication administrative department that granted approval within 15 days after launching the online distribution business. Pursuant to the Publication Market (2016 Version), foreign-invested enterprises are allowed to engage in the distribution of publications.

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

On July 4, 2016, SAIC issued the Interim Measures for the Administration of Internet Advertising to regulate Internet advertising activities, which became effect on September 1, 2016. According to these measures, no advertisement of any medical treatment, medicines, foods for special medical purpose, medical apparatuses, pesticides, veterinary medicines, dietary supplement or other special commodities or services which are subject to examination by an advertising examination authority as stipulated by laws and regulations shall be published unless it has passed such examination. In addition, no entity or individual may publish any advertisement of over-the-counter medicines or tobacco by means of the Internet. An Internet advertisement shall be identifiable and clearly identified as an “advertisement” so that consumers will know that it is an advertisement. Paid search advertisements shall be clearly distinguished from natural search results. In addition, the following violations shall be forbidden in Internet advertising activities: providing or using any application programs or hardware to intercept, filter, cover, fast forward or otherwise restrict any authorized advertisement of other persons; using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block authorized advertisements of other persons or load advertisements without authorization; or using false statistical data, transmission effect or Internet medium prices to induce incorrect quotations, seek undue interests or damage the interests of other persons. Internet advertisement publishers shall verify related supporting documents, check the contents of the advertisement and be prohibited from publishing any advertisement with nonconforming contents or without all the necessary certification documents. Internet information service providers that are not involved in Internet advertising business activities but simply provide information services shall stop any attempt to publish an advertisement through their information services when they know, or should reasonably know, that such advertisement is illegal.

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

On June 28, 2016, the State Internet Information Office issued the Administrative Provisions on Mobile Internet Applications Information Services, which became effect on August 1, 2016, to further strengthen administration over mobile Internet applications information services. Pursuant to these provisions, owners or operators of mobile Internet applications that provide information services shall fulfill their information security management responsibilities strictly and perform their obligations listed as below:

•                                         certify the identification information of registered users including their mobile telephone number based information under the principle of a real name backstage, and a freely-chosen name on stage;

•                                         establish and perfect the mechanism for protecting users’ information, and follow the principle of legality, rightfulness and necessity, indicate expressly the purpose, method and scope of collection and use and obtain the consents of users while collecting and using users’ personal information;

•                                         establish and perfect the mechanism for verifying and managing information contents, and in terms of any information content released that violates laws or regulations, take such measures as warning, restricting functions, suspending updates and closing accounts as the case may be, keep relevant records and report the same to relevant competent departments;

•                                         safeguard users’ right to know and to make choices when users are installing or using such applications, and refrain from starting such functions as collecting the information of users’ location, accessing users’ contacts, turning on users’ camera and recording sound, or any other function irrelevant to the services, nor forcefully install any other irrelevant application, for so long as users are not notified of the same clearly and do not give their consent;

•                                         respect and protect intellectual property and refrain from producing or releasing any application that infringes others’ intellectual property; and

•                                         record the users’ log information and keep the same for 60 days.

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the People’s Republic of China, or Cyber Security Law, which will become effect on June 1, 2017, to preserve cyberspace security and order. Pursuant to Cyber Security Law, network operators shall strictly keep confidential users’ personal information that they have collected, and establish and improve systems to protect users’ information. To collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using information, and obtain the consent of persons whose data is gathered. Network operators shall not gather personal information unrelated to the services they provide. Network operators shall not divulge, distort or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected, except under circumstance where the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons. In addition, network operators shall perform the following security obligations according to the requirements of the classified protection system for cyber security to ensure that the network is free from interference, damage or unauthorized access, and prevent network data from being divulged, stolen or falsified:

•                                         formulate internal security management systems and operating instructions, determine the persons responsible for cyber security, and fulfill the responsibilities of cyber security protection;

•                                         take technological measures to prevent computer viruses, network attacks, network intrusions and other actions endangering cyber security;

•                                         take technological measures to monitor and record the network operation status and cyber security incidents, and preserve relevant web logs for no less than six months according to the provisions; and

•                                         take measures such as data classification, as well as back-up and encryption of important data.

Violation of these laws and provisions may result in penalties, including fines, confiscation of illegal income. In circumstances involving serious violations, the competent telecommunication department, public security departments and other relevant authorities may order the network operators to suspend relevant business, stop the business for rectification or close down the website, or revoke violators’ licenses or permits for their business operations.

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

On April 26, 2016, SAFE issued the Circular of the State Administration of Foreign Exchange on Further Promoting Trade and Investment Facility and Improving the Examination and Verification of the Authenticity, pursuant to which when handling the remittance of profits exceeding the equivalent of US$50,000 abroad for a domestic institution, a bank shall examine, according to the principle of transaction authenticity, the profit distribution resolution of the board of directors (or the profit distribution resolution of all partners) that is related to this remittance of profits abroad, the original of its tax record-filing form and the financial statements in proof of the profits involved in this remittance.

On June 9, 2016, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, to promote nationwide the reform of control approaches to foreign exchange settlement of foreign debts of enterprises and in the meantime to unify and regulate control over discretionary settlement and payment of foreign exchange receipts under capital accounts. Pursuant to this circular, domestic enterprises (including foreign-invested enterprises) may go through foreign exchange settlement formalities for their foreign debts at their discretion. In addition, domestic institutions may, at their discretion, settle up to 100% of foreign exchange receipts under capital accounts for the time being.

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

We understand that the aforesaid registration requirement under SAFE Circular 37, SAFE Circular 13 and the relevant implementing rules do not apply to our PRC subsidiaries or our PRC resident beneficial owners due to the following reasons: (i) our company was incorporated and controlled by Phoenix TV, a Hong Kong listed company, rather than any PRC residents defined under SAFE Circular 37, (ii) none of the former or current shareholders of our PRC affiliated consolidated entities established or acquired interest in our company by injecting the assets of, or equity interest in, our affiliated consolidated entities, and (iii) before the public listing of our ADSs all of our PRC resident beneficial owners obtained interest in our company through exercise of options granted to them under our share incentive plan. However, we cannot assure you that SAFE or its local branch would hold the same opinion with us and the relevant government authorities have broad discretion in interpreting these rules and regulations. See “Item 3. Key Information—D. Risk Factors—Risk Relating to Doing Business in China—If the PRC government finds that our PRC beneficial owners are subject to the SAFE registration requirement under SAFE Circular 37 and the relevant implementing rules and our PRC beneficial owners fail to comply with such registration requirements, such PRC beneficial owners may be subject to personal liability, our ability to acquire PRC companies or to inject capital into our PRC subsidiaries may be limited, our PRC subsidiaries’ ability to distribute profits to us may be limited, or our business may be otherwise materially and adversely affected.”

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

Regulation of Dividend Distributions

Wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in the PRC is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. The board of directors of a wholly foreign-owned enterprise has the discretion to allocate a portion of its after-tax profits to its employee welfare and bonus funds. These reserve funds, however, may not be distributed as cash dividends. Under the CIT Law and its implementation rules, dividends payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a lower withholding tax rate.

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

However, our PRC counsel has further advised us uncertainties still exist as to how the M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If the CSRC or another PRC regulatory agency subsequently determines that prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC or payment or distribution of dividends by our PRC subsidiaries, or take other actions that could materially adversely affect our business, financial condition, operating results, reputation and prospects, as well as the trading price of our ADSs. If the CSRC later requires that we obtain its approval for our initial public offering, we may be unable to obtain a waiver of CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding CSRC approval requirements could have a material adverse effect on the trading price of our ADSs.

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

In March 2014, IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P., or the IDG-Accel Funds, acquired US$3.0 million convertible preferred shares of Phoenix FM Limited, previously a subsidiary of us, to accelerate development of the ifeng application business. Despite holding 100% of Phoenix FM Limited’s ordinary shares, we accounted for our investment in Phoenix FM Limited as an equity method investment since we did not control Phoenix FM Limited due to substantive participating rights that have been provided to the IDG-Accel Funds. As of December 31, 2016, the carrying value of our equity investment in Phoenix FM was nil.

In April 2014, we established Shenzhen Fenghuang Jingcai Network Technology Co., Ltd, or Fenghuang Jingcai, a company engaged in online lottery ticket distribution with capitalization of RMB2.0 million. Subsequently, we invested additional RMB2.5 million in Fenghuang Jingcai. In 2014 and 2016, Fenghuang Jingcai obtained capital injection from other independent third parties. We held approximately 31.54% of the equity interests in Fenghuang Jingcai as of December 31, 2016 and accounted it as an equity method investment. As of December 31, 2016, the carrying value of our equity investment in Fenghuang Jingcai was nil.

In October 2014, we acquired Series B convertible redeemable preferred shares of Particle, representing 9.34% of the equity interest in Particle on an as-if converted basis, with a total cash consideration of US$6.0 million. Particle owns the mobile application Yidian, a personalized news and life-style information application in China, which allows users to define and explore desired content over mobile devices. In December 2014, we acquired ordinary shares of Particle, representing 9.08% of the equity interest in Particle on an as-if converted basis, with a cash consideration of US$5.0 million and a number of our ordinary shares with fair value of US$2.8 million. In April 2015, we acquired Series C convertible redeemable preferred shares of Particle with a cash consideration of US$30.0 million, and we also acquired additional ordinary shares and Class A ordinary shares of Particle from certain existing shareholders for an aggregate purchase price of US$27.6 million. Following the transactions, also in April 2015, Particle repurchased all the ordinary shares and Class A ordinary shares held by us, including ordinary shares purchased by us in 2014, and issued to us one Series C convertible redeemable preferred share for each ordinary share or Class A ordinary share. In January and April 2016, we granted two unsecured short-term loans to Particle with an aggregate principal amount of US$20.0 million, and we converted the principal amounts of these loans and all accrued interests with a total amount of US$20.7 million into Series D1 convertible redeemable preferred shares of Particle in December 2016. As of the date hereof, we held Series B, Series C and Series D1 convertible redeemable preferred shares, which had been accounted for as available-for-sale investments, representing an aggregate of approximately 44.2% equity interest of Particle on an as-if converted basis. The fair value of our available-for-sale investments in Particle was US$135.3 million as of December 31, 2016.

In December 2014, we lost control over Beijing Fenghuang Tianbo Network Technology Co., Ltd., or Tianbo, a previously consolidated subsidiary, as the result of disposal of certain equity interest of Tianbo, and we currently still hold 50% of the equity interest of Tianbo. As we have significant influence over financial and operating decision-making after deconsolidation, we account for the retained 50% equity interests by using the equity method of accounting. Tianbo is principally engaged in exclusive operation of the real property channel and exclusive sales of real property advertisements for ifeng.com.

In January 2015, in order to leverage our brand, content platform and large user base to expand into more entertainment related businesses, we established a new subsidiary, Shanghai Meowpaw Info&Tech Co., Ltd., or Meowpaw. Meowpaw is engaged in creating intellectual properties, related games, books, movies and animations, etc. As of the date of this annual report, we held 75% of Meowpaw’s equity interest, and its noncontrolling shareholder, who is an individual, held the remaining of 25%. Meowpaw’s share capital was not sufficient to support its operations. In addition to the capital injection, we provided a long-term financing of RMB79.0 million to support its operations.

In January 2015, we acquired 5% equity interest of Beijing Phoenix Lilita Information Technology Co., Ltd., or Lilita, from a family member of the chairman of Phoenix TV, for an aggregate purchase price of RMB0.5 million. Lilita is principally engaged in P2P lending and reward-based crowd-funding businesses. In July 2016, Lilita completed its Series A round of financing and the percentage of our equity interest in Lilita decreased to 4.69%. We account for our equity interests in Lilita by using the cost method of accounting.

In February 2015, we invested approximately RMB4.5 million in Hangzhou Qike Technology Co., Ltd., or Hangzhou Qike, a company engaged in providing risk management and credit control assessment based on big data analysis to enterprises and eventually directly to individual customers. We hold 45% equity interest of Hangzhou Qike and account for it by using the equity method of accounting. As of December 31, 2016, the carrying value of our equity investment in Hangzhou Qike was RMB0.1 million.

In April 2015, we acquired 0.3% equity interest of Lifeix Inc., an Internet company that operates L99.com and Lifeix.com, for an aggregate purchase price of US$1.0 million. We account for our equity investment in Lifeix by using the cost method of accounting. In December 2015, in view of business performance and near-term business outlook of Lifeix Inc. that were below our previous expectation, based on the other-than-temporary impairment assessment, we recorded an impairment loss of US$1.0 million (RMB6.4 million) to fully write down the equity investment.

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

We do not have any equity interests in Tianying Jiuzhou or its subsidiaries or Yifeng Lianhe. However, as a result of these contractual arrangements, we are the primary beneficiary of each of Tiangying Jiuzhou and Yifeng Lianhe and account for them as our affiliated consolidated entities under U.S. GAAP. Outstanding equity interests in Tianying Jiuzhou and Yifeng Lianhe are held by Haiyan Qiao and Ximin Gao, and Yinxia Liu and Yansheng He, respectively. Mssrs. Qiao, Gao and He are all current employees of our company and have each been employed by us for approximately ten years. Ms. Liu is an employee of Zhongcheng Letian Property Development Company Ltd., a company founded by the chairman of Phoenix TV, Mr. Changle Liu. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of our affiliated consolidated entities may have potential conflicts of interest with us.”

We have consolidated the financial results of each of Tianying Jiuzhou and its subsidiaries, and Yifeng Lianhe in our consolidated financial statements in accordance with U.S. GAAP. In 2016, Tianying Jiuzhou and its subsidiaries accounted for 76.9% of our total revenues, and Yifeng Lianhe accounted for 1.1% of our total revenues.

Overview of the Contractual Arrangements

The contractual arrangements among Fenghuang On-line, the affiliated consolidated entities and the shareholders of the affiliated consolidated entities enable us to:

•                  receive substantially all of the economic benefits from Tianying Jiuzhou and its subsidiaries, and Yifeng Lianhe in consideration for the technical and consulting services provided and intellectual property rights licensed by Fenghuang On-line;

•                  exercise effective control over Tianying Jiuzhou and its subsidiaries, and Yifeng Lianhe; and

•                  have an exclusive option to purchase all of the equity interests in Tianying Jiuzhou, and Yifeng Lianhe when and to the extent permitted under PRC laws.

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

Pursuant to the technical service agreements, the affiliated consolidated entities have each agreed to pay to Fenghuang On-line an amount equal to a certain percentage of their respective annual revenues, plus a special service fee for certain services rendered by Fenghuang On-line at the request of the relevant affiliated consolidated entity. However, the technical service agreements also provide that notwithstanding such agreement as to payment, the actual amount of the service fee may be adjusted upon mutual agreement of the parties. Historically, the affiliated consolidated entities have deducted relevant costs and expenses from the amount that is subject to the service fee payment. In 2014, 2015 and 2016, the affiliated consolidated entities transferred technical service fees of RMB414.4 million, RMB236.4 million and RMB119.0 million (US$17.1 million), respectively, to Fenghuang On-line and its subsidiary.

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

We have been advised by our PRC legal counsel, Zhong Lun Law Firm, that the structure for operating our business in China (including our corporate structure and our contractual arrangements with our affiliated consolidated entities) complies with all applicable PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations. However, there are uncertainties regarding the interpretation and application of the relevant PRC laws, rules and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not take a view that is contrary to the opinion of our PRC legal counsel. Our PRC legal counsel has further advised that if a PRC government authority determines that our corporate structure, the contractual arrangements or the reorganization to establish our current corporate structure violates any applicable PRC laws, rules or regulations, the contractual arrangements will become invalid or unenforceable, and we could be subject to severe penalties and required to obtain additional governmental approvals from the PRC regulatory authorities. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in Internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we would be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could limit the protections available to you and us.”

Our Relationship with Phoenix TV

We are currently a subsidiary of Phoenix TV, the leading Hong Kong-based satellite TV network broadcasting Chinese language content globally and into China. Phoenix TV owned 55.5% of our outstanding ordinary shares and 61.8% of the voting power of our ordinary shares as of March 31, 2017. Phoenix TV first reported its new media business as one of its business segments in its annual report submitted to the Hong Kong Stock Exchange for the year ended December 31, 2007.

Fenghuang On-line and Phoenix TV entered into a cooperation agreement, or the Phoenix TV Cooperation Agreement, on November 24, 2009, which expired on May 27, 2016. Under this agreement, Fenghuang On-line and Phoenix TV agreed to certain cooperative arrangements in the areas of content, branding promotion and technology. Pursuant to the Phoenix TV Cooperation Agreement, in November 2009 each of our affiliated consolidated entities entered into a program content license agreement, or Content License Agreement, with Phoenix Satellite Television Company Limited and a trademark license agreement, or Trademark License Agreement, with Phoenix Satellite Television Trademark Limited.  Considering the significant growth and changes in our business since execution of these agreements in 2009, we and Phoenix TV Group entered into a new set of agreements in May 2016, or the New Agreements, to amend and replace the previous agreements and provide the terms of our continued cooperation. The New Agreements include Program Resource License Agreements and Program Text/Graphics Resource License Agreements, or the Program License Agreements, between Phoenix Satellite Television Company Limited and each of Tianying Jiuzhou, Yifeng Lianhe and another subsidiary of us, and a Third Supplemental Agreement to the Trademark License Agreement by and among Phoenix Satellite Television Trademark Limited and both Tianying Jiuzhou and Yifeng Lianhe. Unlike the previous agreements, the New Agreements do not grant us the right to sublicense Phoenix TV Group’s copyrighted content to third parties. While we are in the process of negotiating with Phoenix TV Group to potentially re-acquire such right of sublicense, we cannot assure you that we will be able to re-acquire such right at reasonable costs or at all.

Pursuant to the Program License Agreements, Phoenix TV Group agreed to grant our affiliated consolidated entities and another subsidiary of us the license with priority over any third party to broadcast Phoenix TV Group’s copyrighted video content from three television channels of Phoenix TV Group on ifeng.com (our main Internet channel), i.ifeng.com (a mobile Internet channel of ours), and ifeng News, ifeng Video and ifeng VIP (three mobile applications of ours) in China (excluding Hong Kong, Macau and Taiwan) concurrently with such content broadcasted on the three television channels of Phoenix TV Group. Phoenix TV Group also agreed to grant our affiliated consolidated entities and another subsidiary of us a non-exclusive license to use Phoenix TV Group’s copyrighted text and graphics on the same Internet and mobile channels of ours in China for which Phoenix TV Group’s copyrighted video content license, above, was granted. These licenses help to distinguish our content offerings from those of other Internet and new media companies in China. The fees payable to Phoenix TV Group by us for all content licenses described above will be RMB10.0 million for the first year of the agreements, which will incrementally increase by 15% for each subsequent year of the agreements.

Each of the Program License Agreements has an initial term of three years and will expire on May 26, 2019 and may be renewed on an annual basis thereafter upon agreement of both parties. Each of the parties to the Program License Agreements has the right to terminate the Program License Agreements before their expiration date by 6-month prior written notice to the other party. In addition, each of the Program License Agreements can be terminated earlier (i) by the non-breaching party in the event of a breach and if the breach is not cured within ten business days after receipt of notice of breach from the non-breaching party, (ii) in the event of bankruptcy or the cessation of business operations of either party, or a change in the shareholder or equity structure of the relevant affiliated consolidated entity, other than in connection with the contractual arrangements, (iii) by Phoenix Satellite Television Company Limited in the event that our shareholders or ownership structure change so that the shares held by Phoenix TV Group account for 50% or less of our actual total issued shares, or in the event that we lose control of Tianying Jiuzhou, Yifeng Lianhe or the another subsidiary of us; or if Tianying Jiuzhou, Yifeng Lianhe or the another subsidiary of us, as applicable, ceases business operation; (iv) if either party’s performance of its obligations is held unlawful under PRC law; or (v) if an event occurs that adversely affects the performance by either party of its obligations and upon written notice by the unaffected party.

In addition, our affiliated consolidated entities are able to use certain of Phoenix TV Group’s logos pursuant to the Trademark License Agreements. We believe that our use of these logos helps to affiliate us with the brand of Phoenix TV, which helps to enhance our own brand. Tianying Jiuzhou and Yifeng Lianhe are obligated to pay annual license fees of US$7,000 and US$3,000, respectively, under the Trademark License Agreements, which fees are not subject to adjustment and may be waived at the discretion of Phoenix TV Group. Each of these agreements may be terminated earlier (i) by agreement of both parties in writing or (ii) by the non-breaching party in the event of a material breach by the other party of any covenant or a material failure by such party to perform any of its obligation and if the breach or failure, as applicable, is not rectified within ten days of receipt of written notice from the non-breaching party. Pursuant to the Third Supplemental Agreement to the Trademark License Agreements by and among Phoenix Satellite Television Trademark Limited and both Tianying Jiuzhou and Yifeng Lianhe, the Trademark License Agreements were extended until the earlier of (x) two months after the effective date of Phoenix TV’s trademark licensing policy and (y) such time as we and Phoenix Satellite Television Trademark Limited enter into new trademark license agreements in accordance with Phoenix TV’s trademark licensing policy.

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

ITEM 4A.                                                                                       UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                                                                                              OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Unless otherwise states, the discussion and analysis of our financial condition and results of operation in this section apply to our financial information as prepared according to U.S. GAAP. You should read the following discussion and analysis of our financial condition and operating results in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. The following discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors.”

Overview

We are a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, we enable consumers to access professional news and other quality information and UGC, on the Internet and through their PCs and mobile devices. We also transmit our UGC and in-house produced content to TV viewers primarily through Phoenix TV. Our PC channel includes major verticals such as news, military, finance, web-based games, and digital reading. Our mobile channel includes our mobile news applications, mobile video application, mobile Internet website (“WAP”), mobile digital reading application, and fashion application. We also act as a service provider for telecom operators, providing content and mobile value-added services. The appeal of our brand is enhanced by its affiliation with the “Phoenix” (鳳凰) brand of Phoenix TV.

According to iResearch, our number of PC daily unique visitors was 37.7 million, and number of monthly unique visitors was 274.1 million in December 2016. We have ranked third among all Internet portals in China in terms of daily unique visitors in December 2016, according to iResearch. According to our internal data, our aggregated mobile daily unique visitors from mobile website i.ifeng.com and mobile applications reached 35.0 million in December 2016. We earn revenues from advertising and paid services, which accounted for 85.3% and 14.7% of our total revenues, respectively, in 2016.

Our net advertising revenues accounted for 72.7%, 76.2% and 85.3% of our total revenues in 2014, 2015 and 2016, respectively. We provide advertising services through PC channel and mobile channel, which accounted for 56.7% and 43.3% of our net advertising revenues respectively in 2016. We recognize revenues from our advertising services on a net basis, after deducting the agency service fees we pay to advertising agencies.

We offer a wide variety of paid services primarily through our mobile channel and operations with the telecom operators. We classify our paid services into (i) digital entertainment, which includes mobile value-added services delivered through telecom operators’ platforms, or MVAS, and digital reading, and (ii) games and others, which includes web-based games, mobile games, content sales, and other online and mobile paid services through our own platforms. Prior to 2016, our paid service revenues mainly comprised of the revenues generated from MVAS and games and others. Digital reading was previously classified under “games and others”. In order to align with our overall strategies, in 2016, digital reading was re-classified from “Games and others”, and digital reading together with MVAS was determined as “Digital entertainment”. We derived 74.6% and 25.4% of our paid services revenues, respectively, from our digital entertainment, and games and others in 2016. Due to a decrease in revenues generated from MVAS, our paid services revenues decreased from RMB382.7 million in 2015 to RMB212.7 million (US$30.6 million) in 2016.

Our business and operating results are affected by general factors affecting China’s new media industry, which include China’s overall economic growth, per capita disposable income, the trend of media convergence, growth of new media and its popularity as an advertising medium, growth of Internet (including mobile Internet) penetration, adoption of paid services, including 3G /4G mobile services, and smart phones. Unfavorable changes in any of these general industry conditions could negatively affect demand for our services and negatively and materially affect our operating results.

Our business, operating results, financial condition and future growth are more directly affected by company specific factors and trends, including:

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

Use of Estimates

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates. These estimates and assumptions include, but are not limited to, the accounting for advertising and paid services revenues, the determination of estimated selling prices of multiple elements revenues contract, accounting for income taxes and uncertain tax positions, allowance for doubtful accounts, share-based compensation, consolidation, foreign currency translation, determination of the estimated useful lives of property and equipment and intangible assets, assessment of impairment of long-lived assets and equity investments, determination of fair value of financial instruments, and determination of the fair value of retained equity interest in deconsolidation.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, service is performed and the collectability of the related fee is reasonably assured. In October 2009, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update, or ASU, 2009-13, Multiple Deliverable Revenue Arrangements, to address the accounting for multiple-deliverable arrangements. We have applied ASU 2009-13 to all revenue arrangements for all years presented of the financial statements

(i)                                                            Net Advertising Revenues

Advertising revenues are derived principally from advertising arrangements where the advertisers pay to place their advertisements on our ifeng.com, mobile Internet website i.ifeng.com and our mobile applications in different formats over a particular period of time. Such formats generally include but are not limited to banners, news feed, text-links, videos, logos, buttons and rich media.

The majority of our advertising revenue arrangements involve multiple element deliverables, including placements of different advertisement formats on our website over different periods of time. We break down the multiple element arrangements into single units of accounting when possible, and allocate total consideration to each single unit of accounting using the relative selling price method. For most deliverables in its multiple element arrangements, we use management’s best estimate of the selling price in the allocation as the vendor-specific objective evidence or third-party evidence of selling price is not available for those deliverables. The best estimate of the selling price is determined based on the publicly published advertising rate card, times the relevant discount rates, which are taking into considerations of the historical trend, the pricing of advertising areas sold with similar popularities, advertisements with similar formats and quoted prices from competitors, and other relevant market conditions. We recognize revenue on the elements delivered and defers the recognition of revenue for the estimated value of the undelivered elements until the remaining obligations have been satisfied. Where all of the elements within an arrangement are delivered uniformly over the agreement period, the revenues are recognized on a straight-line basis over the contract period.

Currently the advertising business has three main types of pricing models, consisting of the Fixed Price model, the Cost Per Impression (“CPM”) model, and the Cost Per Click (“CPC”) model.

Fixed Price model. Under the Fixed Price model, advertisements on our website are generally charged on the basis of duration, and advertising contractual arrangements are entered to establish the fixed price and the advertising services to be provided. Where collectability is reasonably assured, advertising revenues from advertising contractual arrangements are recognized ratably over the contract period of display.

CPM model. Under the CPM model, the unit price for each qualifying display is fixed, but there is no overall fixed price for the advertising services stated in the contract with the advertiser. A qualifying display is defined as the appearance of an advertisement, where the advertisement meets criteria specified in the contract. Revenue is recognized based on the fees charged to the advertisers, which are based on the unit prices and the number of qualifying displays.

CPC model. Under the CPC model, there is no overall fixed price for advertising services stated in the contract with the advertiser. We charge advertisers on a per-click basis when the users click on the advertisements. The unit price for each click is auction-based. The revenue is recognized based on qualified clicks and unit price.

We provide cash incentives in the form of agency service fees to certain third-party advertising agencies based on their sales performance, and account for such incentives as a reduction of revenue in accordance with ASC 605-50-25, Customer Payments and Incentives: Recognition.

We enter into barter transactions involving advertising services and follow ASC 605-20, Revenue Recognition: Services. Such barter transactions should be recorded at fair value only if such value of the advertising surrendered in the transaction is determinable within reasonable limits. We did not recognize revenues and expenses for advertising-for-advertising barter transactions since the fair value of the advertising services surrendered or received in the transaction is not determinable. Except for advertising-for-advertising barter transactions, we recognize revenue from barter transactions involving exchanging advertising services for content, technical, application pre-installation services and others.

(ii)                                                        Paid Services Revenues

We offer a wide variety of paid services primarily through mobile channel and operations with the telecom operators. Prior to 2016, our paid service revenues mainly comprised of the revenues generated from MVAS and games and others. Digital reading was previously classified under “games and others”. In order to align with our overall strategies, in 2016, digital reading was re-classified from “Games and others”, and digital reading together with MVAS was determined as “Digital entertainment”.

As such, effective in 2016, paid services revenues now comprise of (i) revenues from digital entertainment, which includes MVAS and digital reading, and (ii) revenues from games and others, which includes web-based games, mobile games, content sales, and other online and mobile paid services through our own platforms.

Digital entertainment.

Digital Entertainment revenues mainly comprised revenues generated from MVAS and digital reading.

MVAS

MVAS revenues are derived from providing mobile phone users with mobile newspaper services, mobile game services delivered through the telecom operators’ platforms, mobile video services, and WVAS. WVAS include SMS, music services such as RBT, IVR services, MMS and animation services. Revenues from MVAS are charged on a monthly or per-usage basis, and are recognized in the period in which the service is performed, provided that no significant obligation remains, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

           We mainly contract with China Mobile and its subsidiaries, and to a lesser degree, with other mobile operators, for billing, collection and transmission services related to the MVAS offered to our users. The determination of whether to record these revenues using the gross or net method is based on an assessment of various factors. The primary factors are whether we are acting as the principal in offering services to the customer or as an agent in the transaction, and the specific requirement of each contract. Most of revenues from mobile newspaper services, music services and mobile video services are recorded on a net basis as we are acting as an agent of operators in these transactions. For most of mobile game services delivered through telecom operators and most WVAS, we are responsible to provide desired services to the customers and have primary responsibility and broad discretion to establish price. Therefore, we are considered the primary obligor in these transactions, and revenues from these services are recorded on a gross basis. If the terms of the arrangement with operators were to change and cause the gross indicators to not be met, we would need to record our MVAS revenues on a net basis. Consequently, recording MVAS revenues on a net basis would cause a significant decline in our total revenues and could have a significant impact on our gross profit margin.

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

We also contract with China Mobile to provide news content and other services to China Mobile. News content and other services are charged for fixed fees respectively. The revenues attributable to the news content are recognized on a straight-line basis over the periods in which the news content are provided. Revenues attributable to other services are recognized when the other services are provided.

Digital reading

Digital reading revenues are derived from providing fee-based Internet literatures from writers and digital format books licensed from third-party publishers to customers on both of our PC and mobile platforms. Most revenues generated from digital reading are recorded on a gross basis and recognized evenly over the subscription period, or in the period in which a pay-per-view service is provided, as we are responsible for providing the desired services to the customers and have primary responsibility and broad discretion to establish price, therefore we are considered the primary obligor in these transactions.

Games and others

Games and others include web-based games, mobile games, content sales, and other online and mobile paid services through our own platforms. Revenues from these services are recognized over the periods in which the services are performed, provided that no significant obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

For web-based game services, all of the web-based games provided on our platform are developed by third-party game developers and can be accessed and played by game players without downloading separate software. We primarily view the game developers to be our customers and consider our responsibility under our agreements with the game developers to be promotion of the game developers’ games. We only collect payments from game players in connection with the sale of in-game virtual currencies and remit certain agreed-upon percentages of the proceeds to the game developers. Revenue from the sale of in-game virtual currency is recorded net of remittances to game developers and deferred until the estimated consumption date of the virtual items, which is within a short period of time, typically a few days, after purchase of the in-game virtual currency.

Mobile games are licensed from third-party developers. The game portfolio includes action, role-playing and casual games operated on smartphone mobile operation systems, such as iOS and Android. The basic game play functions are free of charge, and players are charged for purchases of in-game virtual items, including perpetual and consumable items. Revenues are recognized over the estimated lives of the perpetual items purchased by game players or as the consumable items are consumed. Most mobile game revenues are recorded on a gross basis as we are acting as the principal in offering services to the customers in the transactions.

We also provide video programming through our online subscription and pay-per-view services to the customers. Revenues from these services, which are recorded on a gross basis, are recognized evenly over the subscription period, or in the period in which a pay-per-view service is provided.

We generate revenues from video content sales agreements for television programming mainly produced by Phoenix TV Group and content purchased from third parties. The video content sales agreements we enter into involve the transfer of non-exclusive broadcasting rights to other third party websites or other Internet and mobile media companies for a definitive license period. In accordance with ASC 926-605, Entertainment-Films, Revenue Recognition, we recognize revenues in respect of our video content sales arrangements when the following criteria are met: persuasive evidence of a video content sales arrangement with a customer exists, the content has been delivered or is available for immediate and unconditional delivery, the sublicense period of the arrangement has begun and the customer can begin its exhibition, the arrangement fee is fixed or determinable and collection of the arrangement fee is reasonably assured.

Expense Allocation with Phoenix TV

We and Phoenix TV Group have engaged in various mutual cooperation activities in content, branding, promotions, technical support and corporate management. Fenghuang On-line entered into the Phoenix TV Cooperation Agreement with Phoenix TV Group which stipulates the costs and expenses charged to us related to content and other services provided by. Based on the Phoenix TV Cooperation Agreement, we paid to Phoenix TV Group 50% of the after-tax revenues earned from sublicensing Phoenix TV Group’s video content to third parties, plus a fixed amount of payment to cover other services provided by Phoenix TV Group. The fixed amount was RMB1.6 million for the first year of the Agreement, and increased by 25% annually. The Phoenix TV Cooperation Agreement was effective as of January 1, 2010 and expired on May 27, 2016. We and Phoenix TV Group entered into the New Agreements, effective as of May 27, 2016 and will expire on May 26, 2019, to amend and replace the previous Phoenix TV Cooperation Agreement and provide the terms of continued cooperation. The fees payable to Phoenix TV Group by us are RMB10.0 million for the first year of the New Agreements, which will incrementally increase by 15% for each subsequent year of the New Agreements. Unlike the previous agreements, the New Agreements do not grant us the right to sublicense Phoenix TV Group’s copyrighted content to third parties. As such, we do not incur such revenue sharing fee to Phoenix TV Group accordingly.

Apart from the Phoenix TV Cooperation Agreement and the New Agreements, Phoenix TV Group also paid certain expenses on our behalf, such as data line usage and other general and administrative expenses, which we needed to settle with Phoenix TV Group based on the actual amount and were recorded in the consolidated statements of comprehensive income.

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

Cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the cancelled award, or modification awards. The share-based compensation cost associated with the modification awards are recognized if either the original vesting condition or the new vesting condition has been achieved. Such compensation costs cannot be less than the grant-date fair value of the original award. The incremental compensation cost is measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date. Therefore, in relation to the modification awards, we recognize share-based compensation over the vesting periods of the new awards, which comprises, (1) the amortization of the incremental portion of share-based compensation over the remaining vesting term and (2) any unrecognized compensation cost of original award, using either the original term or the new term, whichever is higher for each reporting period.

We used the Black-Scholes option pricing model to determine the fair value of share options based on the fair value of underlying ordinary shares at the grant date. The assumptions used in calculating the fair value of share options represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. The fair values of the options granted during 2014, 2015 and 2016 used the following assumptions.

For the Years Ended December 31,
	2014	2015	2016
Expected volatility rate	56.1%-57.5%	54.23%-54.32%	50.67%-55.65%
Expected dividend yield	—	—	—
Expected term (years)	5.81-6.16	5.91-6.16	3.91-6.16
Risk-free interest rate (per annum)	1.43%-1.88%	1.90%-1.98%	1.30%-1.55%

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

Forfeiture rates are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. We use historical data to estimate pre-vesting option and restricted share units forfeitures and record share-based compensation only for those awards that are expected to vest.

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

On January 1, 2007, we adopted the provisions of ASC 740-10, Income Taxes- Overall, which clarified the accounting for uncertainty in income taxes by prescribing the recognition and measurement thresholds a tax position is required to meet before being recognized in the financial statements. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes.

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

Foreign Currency

Our functional currency is the U.S. dollar. Our subsidiaries and affiliated consolidated entities in the British Virgin Islands, Hong Kong and China use their respective currencies as their functional currencies. An entity’s functional currency is the currency of the primary economic environment in which the entity operates or, in the case of a start-up entity, is the currency that the entity plans to use on a long-term basis. Management must use judgment in determining an entity’s functional currency, assessing economic factors including cash flow, sales price, sales market, expense, financing and inter-company transactions and arrangements. The determination of our functional currency as the U.S. dollar is based largely on our planned future operations overseas. To the extent we significantly change how we carry out these plans or they do not materialize, we would need to re-assess the determination of our functional currency. To the extent a re-assessment results in a change to our functional currency our financial position and operating results may be materially impacted.

Impact from exchange rate changes related to transactions denominated in currencies other than the functional currency is recorded as a gain and loss in our consolidated statements of comprehensive income, while impact from exchange rate changes related to translating a foreign entity’s financial statements from its functional currency to our reporting currency, the RMB, is disclosed and accumulated in a separate component under the equity section of our consolidated balance sheets. Translation adjustments are not released to net income unless the associated net investment has been sold, liquidated or substantially liquidated. Management uses judgment in determining the timing of recognition of translation gains or losses. Such determination requires assessing whether translation gains or losses were derived from the sale or complete or substantially complete liquidation of an investment in a foreign entity. Different judgments or assumptions resulting in a change of the timing of recognition of foreign exchange gains or losses may materially impact our financial position and operating results.

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

Fair Value Determination Related to Financial Instruments Accounted for at Fair Value

U.S. GAAP establishes a three-tier hierarchy to prioritize the inputs used in the valuation methodologies in measuring the fair value of financial instruments. This hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three-tier fair value hierarchy is:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2— Include other inputs that are directly or indirectly observable in the marketplace

Level 3—Unobservable inputs which are supported by little or no market activity

U.S. GAAP describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset. When available, we use quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, we will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. All financial assets and liabilities are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis.

We have a significant amount of financial instruments that are classified as Level 2 and Level 3 according to ASC 820 Fair Value Measurement and Disclosures. The financial instruments classified as Level 2 are short term investments. The valuation for the available-for-sale investments classified as Level 3 are determined based on unobservable inputs which require significant judgment. The valuation for the available-for-sale investments has been performed by valuation specialists under our management’s supervision. We believe that the estimated fair value of the available-for-sale investments is based on reasonable assumptions. However, such assumptions are inherently uncertain and actual results could differ from those estimates.

The key inputs used in available-for-sale investments valuation as of December 31, 2015 and 2016 were as follow:

	As of December 31,
	2015	2016
Discount rate	25.5%	23.0%
Lack of marketability discount (“DLOM”)	26.0%	25.0%
Volatility	50.3%	47.0%
Revenue growth rate	5.0%-503.0%	10.0%-349.0%
Terminal growth rate	3.0%	3.0%

Convertible loans due from a related party

Convertible loans due from a related party represent short-term loans advanced to a related party of which we may at our option to convert all or a portion into preferred shares. We have determined that the convertible loans are not within the scope ASC 320 Investment — debt and equity securities and therefore are accounted for under ASC 310 Receivables. The conversion features were considered as embedded derivatives that do not meet the criteria to be bifurcated under ASC 815-15-25-1 and were accounted for in a similar method as for the short-term loans advanced to a related party. We account for the convertible loans due from a related party at an amortized cost basis after deduction of any other-than-temporary impairment loss and review for impairment on a regular basis.

Available-for-sale investments

In accordance with ASC topic 320 Investments-Debt and Equity Securities. we classify the investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, The securities that we have positive intent and ability to hold to maturity are classified as held-to-maturity securities. The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Investments not classified as trading or as held-to-maturity are classified as available-for-sale investments. Available-for-sale investments are reported at fair value, which is estimated by management after considering an independent appraisal performed by a reputable appraisal firm, with unrealized gains and losses, if any, recorded in the accumulated other comprehensive loss or income in shareholder’s equity. Realized gains and losses are reflected in earnings during the year in which the gains and losses are realized. An impairment loss on the available-for-sale investments would be recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary. Investments with maturities of greater than 12 months are recorded in non-current assets.

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

Investments in entities in which we do not have significant influence and which does not have readily determinable fair value are accounted for using the cost method of accounting in accordance with ASC subtopic 325-20 Investments-Other-Cost Method Investments. An impairment loss on the equity investments is recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

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

Description of Key Statement of Comprehensive Income Items

Revenues

The following table sets forth the principal components of our total revenues by amount and by percentage of total revenues for the years presented.

	For the Years Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Revenues:
Net advertising revenues	1,190,158	72.7	1,226,516	76.2	1,232,210	177,475	85.3
Paid services revenues	447,702	27.3	382,680	23.8	212,697	30,635	14.7
Total revenues	1,637,860	100.0	1,609,196	100.0	1,444,907	208,110	100

Revenues

We derive our revenues from advertising services and paid services.

Advertising services. Our net advertising revenues accounted for 72.7%, 76.2% and 85.3% of our total revenues in 2014, 2015 and 2016, respectively. We generate our net advertising revenues from payments made by advertisers to place their advertisements on our ifeng.com, mobile Internet website i.ifeng.com and our mobile applications in different formats over a particular period of time. Such formats generally include but are not limited to banners, news feed, videos, text-links, logos, buttons and rich media.

Advertisers purchase our advertising services primarily through third-party advertising agencies. Currently the advertising business has three main types of pricing models, consisting of the Fixed Price model, the Cost Per Impression (“CPM”) model, and the Cost Per Click (“CPC”) model. We recognize advertising revenues on a net basis after deducting service fees earned by advertising agencies. Going forward, we expect our net advertising revenues to comprise an increasing share of our total revenues.

We also earn advertising revenues from related parties, including Phoenix TV, for joint TV and online advertising solutions which we provide together with Phoenix TV to certain Phoenix TV advertising customers, China Mobile and our investees for online advertising services. We also record these revenues as net advertising revenues earned from related parties. Our net advertising revenues earned from related parties accounted for 4.7%, 5.8% and 8.0% of our net advertising revenues in 2014, 2015 and 2016, respectively.

Paid services. Our paid services revenues contributed 27.3%, 23.8% and 14.7% of our total revenues in 2014, 2015 and 2016, respectively. The following table sets forth our paid services offerings and their respective contributions to our paid services revenues and total revenues in 2014, 2015 and 2016, respectively.

	For the Years Ended December 31,
	% of Paid Services Revenues			% of Total Revenues
Paid Services Offerings	2014	2015	2016	2014	2015	2016
Digital entertainment (1)	77.7	80.7	74.6	21.2	19.2	11.0
Games and others (2)	22.3	19.3	25.4	6.1	4.6	3.7

Notes:

(1)                  Prior to 2016, our paid service revenues mainly comprised of the revenues generated from MVAS and games and others. Digital reading was previously classified under “games and others”. In order to align with our overall strategies, in 2016, digital reading was re-classified from “Games and others”, and digital reading together with MVAS was determined as “Digital entertainment”. Accordingly, the percentage of paid services revenues and the percentage of total revenues in 2014 and 2015 has been revised to conform to those of 2016.

(2)                  Games and others include web-based games, mobile games, online digital reading, content sales, and other online and mobile paid services through our own platforms. As mentioned in note (1) above, the percentage of paid services revenues and the percentage of total revenues in 2014 and 2015 has been revised to conform to those of 2016.

These revenue were recorded either on gross or net basis depending on the nature of the services that we provided to the customers.

Our paid services revenues generated from China Mobile, a related party, accounted for 64.9%, 71.5% and 57.7% of our paid services revenues in 2014, 2015 and 2016, respectively. We generated paid services revenues of RMB240.9 million, RMB262.7 million and RMB105.4 million (US$15.2 million) from providing services to customers of China Mobile and collecting fees through arrangements with China Mobile in 2014, 2015 and 2016, respectively. The decrease in paid services revenues with China Mobile was primarily due to the decline in users’ demand for services provided through telecom operators in China, which was consistent with our expectations given the shrinking demand for such services in general. In the same years, we derived paid services revenues of RMB49.8 million, RMB10.8 million and RMB17.3 million (US$2.5 million), respectively, from fixed fees from China Mobile for our mobile newspaper service.

Cost of Revenues

Our cost of revenues consists primarily of (1) revenue sharing fees, including service fees retained by mobile operators, which are recognized as cost of revenues for revenues recorded on gross basis, and revenue sharing fees paid to our channel and content partners, (2) content and operational costs, including personnel-related cost associated with content production and certain advertisement sales support personnel, content procurement costs to third-party professional media companies and to Phoenix TV Group, direct costs related to in-house content production, channel testing costs, rental cost, depreciation and amortization and other miscellaneous costs, (3) bandwidth costs and (4) sales taxes and surcharges, including business tax and value added tax. The following table sets forth the components of our cost of revenues by amount and by percentage of total revenues for the years indicated.

	For the Years Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Cost of revenues:
Revenue sharing fees	192,076	11.7	216,972	13.5	72,027	10,374	5.0
Content and operational costs	376,555	23.0	406,741	25.3	470,813	67,811	32.6
Bandwidth costs	83,233	5.1	83,171	5.2	64,200	9,247	4.4
Sales taxes and surcharges	129,768	7.9	122,502	7.6	119,767	17,250	8.3
Total cost of revenues	781,632	47.7	829,386	51.5	726,807	104,682	50.3

Revenue Sharing Fees. We share the revenues generated from these services with the mobile operators through whose networks and/or service platforms we offer our services to our users, and record the revenue sharing fee as cost of revenues. We also share the revenues generated from our paid services with channel partners through whose platforms we market and distribute our services and with certain content providers, as applicable. The percentage allocations for our revenue sharing are determined with the relevant parties and vary by service.

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

Sales Taxes and Surcharges. On November 16, 2011, Ministry of Finance and the State Administration of Taxation announced the Business Tax to Value Added Tax Transformation Pilot Program, or the VAT Pilot Program. Productive service industries, such as the transportation industry and certain modern services industries, were the first in the pilot regions to implement the VAT Pilot Program. The implementation of the VAT Pilot Program began on January 1, 2012 in Shanghai and on September 1, 2012 in Beijing, and was then expanded to seven other provinces and municipalities by the end of 2012. Commencing on August 1, 2013, the implementation of VAT Pilot Program has been expanded to all regions in the PRC. As a result of the VAT Pilot Program, the advertising revenues and other “modern service” revenues, such as games and others services revenues earned by our entities and technical service fees paid by affiliated consolidated entities to us, are subject to value-added tax and surcharges at a rate of approximately 6.7%. On April 29, 2014, a notification (the “Cai Shui [2014] No. 43”) was jointly issued by the Ministry of Finance and State Administration of Taxation of the People’s Republic of China, and as approved by the State Council of the People’s Republic of China, the telecommunications industry was included in the scope of the VAT Pilot Program for the transformation from the business tax to value-added tax from June 1, 2014. As a result, our MVAS revenues are subject to value-added tax and surcharges at a rate of approximately 6.7% from June 1, 2014. On March 23, 2016, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of VAT Instead of Business Tax, or Circular 36, which took effect on May 1, 2016 and replace Notice No. 43. Pursuant to the Circular 36, all of the companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT, in lieu of business tax. We are also subject to a cultural development fee on the provision of advertising services in China. The applicable tax rate is 3% of the net advertising revenues.

For more information about such taxes, surcharges and fees, see “—Taxation.” For more information about risks related to potential changes in the taxes applicable to us, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The discontinuation of any of the preferential tax treatments available to us in China could materially and adversely affect our operating results and financial condition.”

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and technology and product development expenses, and include allocations of expenses from Phoenix TV. Share-based compensation is included in our operating expenses as they are incurred. The increase in operating expenses from 2014 to 2015 was primarily attributable to increased mobile traffic acquisition expenses and provision for bad debt. The decrease in operating expenses from 2015 to 2016 was primarily attributable to a decrease in share-based compensation expenses, which was partially offset by an increase in expenses associated with mobile traffic acquisition.

The following table sets forth our operating expenses, divided into their major categories, by amount and by percentage of total revenues for the years indicated.

	For the Years Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US	%
	(In thousands except percentages)
Operating expenses:
Sales and marketing expenses	330,777	20.2	346,133	21.5	339,171	48,851	23.5
General and administrative expenses	137,818	8.4	183,989	11.4	181,677	26,167	12.6
Technology and product development expenses	149,996	9.2	170,714	10.6	161,880	23,316	11.2
Total operating expenses	618,591	37.8	700,836	43.6	682,728	98,334	47.3

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

Related Party Transactions

In 2014, 2015 and 2016, we have entered into transactions with our related parties Phoenix TV and China Mobile that impact our net advertising revenues, paid services revenues, cost of revenues, sales and marketing expenses and general and administrative expenses. In 2014, 2015 and 2016, we also have entered into transactions with our certain investees. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” The following table sets forth the significant transactions with our related parties.

	For the Years Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(In thousands)
Transactions with the non-US listed part of Phoenix TV Group :
Content provided by Phoenix TV Group	(3,757)	(4,730)	(7,447)	(1,073)
Data line services provided by Phoenix TV Group	(363)	(180)	—	—
Advertising and promotion expenses charged by Phoenix TV Group	(1,246)	(1,788)	(1,277)	(184)
Corporate administrative expenses charged by Phoenix TV Group	(354)	(1,812)	(260)	(37)
Project cost charged by Phoenix TV Group	—	(55)	—	—
Revenues earned from Phoenix TV Group	25,168	16,510	10,356	1,492
Transactions with China Mobile:
Advertising revenues earned from China Mobile	29,643	35,787	31,956	4,603
Paid services revenues earned from and through China Mobile	290,755	273,510	122,672	17,668
Revenue sharing fees and bandwidth cost to China Mobile	(41,766)	(44,359)	(20,941)	(3,016)
Transactions with Investees :
Loans provided to Phoenix FM	4,300	8,000	—	—
Advances provided to/(repaid from) Phoenix FM	482	71	(102)	(15)
Loans repaid from Phoenix FM	(800)	—	(7,056)	(1,016)
Advertising revenues earned from Tianbo	421	4,384	13,482	1,942
Advances provided to/(repaid from) Tianbo	—	1,177	(1,177)	(170)
Advertising revenues earned from Lilita	333	14,414	42,619	6,138
Brand license authorization revenues earned from Lilita	855	3,155	172	25
Advertising resources provided by Tianbo	(31)	(39)	(670)	(96)
Advances provided to Fenghuang Jingcai	—	409	19	3
Loans provided to Particle and related interest income	—	—	50,337	7,250
Issuance of convertible loans to Particle and related interest income	—	—	248,249	35,755

Other Income

Our other income reflects interest income, interest expense, foreign currency exchange gain or loss, gain on disposal of subsidiaries and acquisition of equity investments, loss from equity investments including impairment, gain on disposal of an equity investment and acquisition of available-for-sale investments and others, net.

Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Our subsidiaries incorporated in the British Virgin Islands are exempted from income tax on their foreign-derived income and are not subject to withholding taxes. Our subsidiaries incorporated in Hong Kong are subject to a tax rate of 16.5% on the estimated assessable profit arising in Hong Kong.

Each of our PRC subsidiaries and our affiliated consolidated entities are obligated to pay income tax in the PRC. The PRC Corporate Income Taxes Law (“CIT Law”) generally applies an income tax rate of 25% to all enterprises, but grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) and Software Enterprises. Under these preferential tax treatments, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years and Software Enterprises are entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years.

Fenghuang On-line had been qualified as an HNTE in October 2011 and November 2014, respectively, and was entitled to a preferential tax rate of 15%. Therefore, Fenghuang On-line was subject to a 15% income tax rate for the years 2014 to 2016. Fenghuang On-line is in the process of reapplying for qualification as an HNTE.

In 2014, Tianying Jiuzhou resubmitted applications for qualification and was approved as an HNTE. Therefore, Tianying Jiuzhou was subject to a 15% income tax rate from 2014 to 2016. Tianying Jiuzhou is in the process of reapplying for qualification as an HNTE.

In 2012, Fenghuang Yutian was qualified as a Software Enterprise. As 2013 was the first year Fenghuang Yutian generated taxable profit, it was exempted from income taxes for years 2013 and 2014, and was subject to a 12.5% income tax rate from 2015 to 2017.

In 2016, Fenghuang Borui was qualified as a Software Enterprise. As 2016 was the first year Fenghuang Borui generated taxable profit, it would be exempted from income taxes for years 2016 and 2017, and subject to a 12.5% income tax rate from 2018 to 2020.

All our other PRC subsidiaries and affiliated consolidated entities were subject to a 25% income tax rate for all the years presented.

Under the CIT Law, dividends paid from our PRC subsidiaries are subject to a withholding tax at 10%. This new dividend withholding tax, however, will only be levied on our PRC subsidiaries in respect of profits earned in 2008 onwards. Profits distributed after January 1, 2008 but related to financial results generated in the year ended December 31, 2007 and prior years will not be subject to dividend withholding tax. The dividend withholding tax rate can be lower than 10% subject to tax treaties between China and foreign countries or regions.

The CIT Law also provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. On April 22, 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Under Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Based on a review of surrounding facts and circumstances, we do not believe that it is more likely than not that our operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. However, there is limited guidance and implementation history with respect to the CIT Law. Should we be treated as a resident enterprise for PRC tax purposes, we would be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.

The implementation of the VAT Pilot Program began on January 1, 2012 in Shanghai and on September 1, 2012 in Beijing, and was then expanded to seven other provinces and municipalities by the end of 2012. Commencing on August 1, 2013, the implementation of the VAT Pilot Program has been expanded to all regions in the PRC. As a result of the VAT Pilot Program, the advertising revenues and other “modern service” revenues, such as games and others services revenues earned by our entities and technical service fees paid by affiliated consolidated entities to us, are subject to value-added tax and surcharges at a rate of approximately 6.7%. On April 29, 2014, a notification (the “Cai Shui [2014] No. 43”) was jointly issued by the Ministry of Finance and State Administration of Taxation of the People’s Republic of China, and as approved by the State Council of the People’s Republic of China, the telecommunications industry was included in the scope of the VAT Pilot Program for the transformation from the business tax to value-added tax from June 1, 2014. As a result, our MVAS revenues are subject to value-added tax and surcharges at a rate of approximately 6.7% from June 1, 2014. We are also subject to a cultural development fee on the provision of advertising services in China. The applicable tax rate is 3% of the net advertising revenues. For more information about risks related to potential changes in the taxes applicable to us, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — The discontinuation of any of the preferential tax treatments available to us in China could materially and adversely affect our operating results and financial condition.”

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

	For the Years Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except for percentages)
Consolidated Statements of Comprehensive Income Data
Revenues:
Net advertising revenues	1,190,158	72.7	1,226,516	76.2	1,232,210	177,475	85.3
Paid services revenues	447,702	27.3	382,680	23.8	212,697	30,635	14.7
Total revenues	1,637,860	100.0	1,609,196	100.0	1,444,907	208,110	100
Cost of revenues (1)	(781,632)	(47.7)	(829,386)	(51.5)	(726,807)	(104,682)	(50.3)
Gross profit	856,228	52.3	779,810	48.5	718,100	103,428	49.7
Operating expenses (1) :
Sales and marketing expenses	(330,777)	(20.2)	(346,133)	(21.5)	(339,171)	(48,851)	(23.5)
General and administrative expenses	(137,818)	(8.4)	(183,989)	(11.4)	(181,677)	(26,167)	(12.6)
Technology and product development expenses	(149,996)	(9.2)	(170,714)	(10.6)	(161,880)	(23,316)	(11.2)
Total operating expenses	(618,591)	(37.8)	(700,836)	(43.6)	(682,728)	(98,334)	(47.3)
Income from operations	237,637	14.5	78,974	4.9	35,372	5,094	2.4
Other income	72,859	4.4	18,928	1.2	56,937	8,200	3.9
Income before tax	310,496	18.9	97,902	6.1	92,309	13,294	6.4
Income tax expense	(48,377)	(3.0)	(25,517)	(1.6)	(14,089)	(2,029)	(1.0)
Net income	262,119	15.9	72,385	4.5	78,220	11,265	5.4
Net loss attributable to noncontrolling interests	972	0.1	1,199	0.1	2,391	344	0.2
Net income attributable to Phoenix New Media Limited	263,091	16.0	73,584	4.6	80,611	11,609	5.6
Net income	262,119	15.9	72,385	4.5	78,220	11,265	5.4
Other comprehensive income, net of tax: fair value remeasurement for available-for-sale investments	40,283	2.5	15,869	1.0	247,336	35,624	17.1
Other comprehensive income, net of tax: foreign currency translation adjustment	4,503	0.3	22,813	1.4	27,669	3,985	1.9
Comprehensive income	306,905	18.7	111,067	6.9	353,225	50,874	24.4
Comprehensive loss attributable to noncontrolling interests	972	0.1	1,199	0.1	2,391	344	0.2
Comprehensive income attributable to Phoenix New Media Limited	307,877	18.8	112,266	7.0	355,616	51,218	24.6

	For the Years Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except for percentages)
Non-GAAP gross profit	872,523	53.3	786,145	48.9	713,733	102,799	49.4
Non-GAAP income from operations	290,818	17.8	113,328	7.0	37,262	5,367	2.6
Non-GAAP adjusted net income attributable to Phoenix New Media Limited (2)	305,150	18.6	145,156	9.0	84,277	12,138	5.8

Notes:

(1)                 Includes share-based compensation as follows:

	For the Years Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(In thousands)
Allocation of share-based compensation:
Cost of revenues	16,295	6,335	(4,367)	(629)
Sales and marketing expenses	10,200	3,043	(2,842)	(409)
General and administrative expenses	20,927	21,836	11,025	1,588
Technology and product development expenses	5,759	3,140	(1,926)	(277)
Total share-based compensation included in cost of revenues and operating expenses	53,181	34,354	1,890	273

(2)  Non-GAAP gross profit and non-GAAP income from operations are both non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP income from operations is income from operations excluding share-based compensation.

(3)  We define non-GAAP adjusted net income attributable to Phoenix New Media Limited as net income attributable to Phoenix New Media Limited excluding share-based compensation, loss from equity investments including impairments, gain on disposal of subsidiaries and acquisition of equity investments, and gain on disposal of an equity investment and acquisition of available-for-sale investments.

We believe the separate analysis and exclusion of the following non-GAAP to GAAP reconciling items add clarity to the constituent parts of our performances. We review non-GAAP gross profit, non-GAAP income from operations and non-GAAP adjusted net income attributable to Phoenix New Media Limited together with gross profit, income from operations and net income attributable to Phoenix New Media Limited to obtain a better understanding of our operating performance. We use these non-GAAP financial measures for planning and forecasting and measuring results against the forecast. Using these non-GAAP financial measures to evaluate our business allows us and our investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our investors. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of items like share-based compensation, loss from equity investments including impairments, which have been and will continue to be significant recurring items, and without the effect of gain on disposal of subsidiaries and acquisition of equity investments, and gain on disposal of an equity investment and acquisition of available-for-sale investments, which have been significant and one-time items. However, the use of non-GAAP gross profit, non-GAAP income from operations and non-GAAP adjusted net income attributable to Phoenix New Media Limited has material limitations as an analytical tool. One of the limitations of using non-GAAP gross profit, non-GAAP income from operations and non-GAAP adjusted net income attributable to Phoenix New Media Limited is that they do not include all items that impact our gross profit, income from operations and net income attributable to Phoenix New Media Limited for the period. In addition, because non-GAAP gross profit, non-GAAP income from operations and non-GAAP adjusted net income attributable to Phoenix New Media Limited are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP gross profit, non-GAAP income from operations and non-GAAP adjusted net income attributable to Phoenix New Media Limited in isolation from or as an alternative to gross profit, income from operations and net income attributable to Phoenix New Media Limited prepared in accordance with U.S. GAAP.

Non-GAAP to GAAP reconciling items have no income tax effect.

Our non-GAAP gross profit, non-GAAP income from operations and non-GAAP adjusted net income attributable to Phoenix New Media Limited are calculated as follows for the years presented:

	For the Years Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(In thousands)
Gross Profit	856,228	779,810	718,100	103,428
Excluding:
Share-based compensation	16,295	6,335	(4,367)	(629)
Non-GAAP gross profit	872,523	786,145	713,733	102,799

Income from operations	237,637	78,974	35,372	5,094
Excluding:
Share-based compensation	53,181	34,354	1,890	273
Non-GAAP income from operations	290,818	113,328	37,262	5,367

Net income attributable to Phoenix New Media Limited	263,091	73,584	80,611	11,609
Excluding:
Share-based compensation	53,181	34,354	1,890	273
Loss from equity investments including impairments	18,538	41,861	1,776	256
Gain on disposal of subsidiaries and acquisition of equity investments	(29,660)	—	—	—
Gain on disposal of an equity investment and acquisition of available-for-sale investments	—	(4,643)	—	—
Non-GAAP adjusted net income attributable to Phoenix New Media Limited	305,150	145,156	84,277	12,138

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenues. Our revenues for the years ended December 31, 2015 and 2016 were RMB1.6 billion and RMB1.4 billion (US$208.1 million), respectively. Paid services revenues decreased by 44.4% from RMB382.7 million in 2015 to RMB212.7 million (US$30.6 million) in 2016. This decrease was mainly due to the decrease in revenues generated from MVAS with telecom operators resulted from the decline in users’ demand for services provided through telecom operators in China, which was consistent with the our expectations given the shrinking demand for such services in general.

Cost of Revenues. Our cost of revenues decreased by 12.4% from RMB829.4 million in 2015 to RMB726.8 million (US$104.7 million) in 2016. Cost of revenues as a percentage of our revenues decreased from 51.5% in 2015 to 50.3% in 2016.

•                  Revenue sharing fees. Our revenue sharing fees decreased by 66.8% from RMB217.0 million in 2015 to RMB72.0 million (US$10.4 million) in 2016 primarily due to the decrease in sales of MVAS.

•                  Content and operational costs. Our content and operational costs increased by 15.8% from RMB406.7 million in 2015 to RMB470.8 million (US$67.8 million) in 2016 primarily due to an increase in personnel-related cost and advertisement-related content production costs. Personnel-related cost increased mainly due to a general increase in salary.

•                  Bandwidth costs. Our bandwidth costs decreased by 22.8% from RMB83.2 million in 2015 to RMB64.2 million (US$9.2 million) in 2016 primarily due to a decline in the unit purchasing price of bandwidth costs.

•                   Sales taxes and surcharges. Our sales taxes and surcharges for the years ended December 31, 2015 and 2016 were RMB122.5 million and RMB119.8 million (US$17.3 million), respectively, decreased in line with the year-over-year decreases in revenues.

•                   Share-based compensation. Our share-based compensation allocated to cost of revenues as part of content and operational costs above, decreased from RMB6.3 million in 2015 to negative RMB4.4 million (US$0.6 million) in 2016. This decrease was mainly due to the increase of the estimated forfeiture rate of share-based awards in 2016, which was partially offset by our option exchange program implemented in the fourth quarter of 2016.

As a result of the foregoing, our gross profit decreased by 7.9% from RMB779.8 million in 2015 to RMB718.1 million (US$103.4 million) in 2016. Our gross margin increased from 48.5% in 2015 to 49.7% in 2016 mainly due to the reduction of sales from low gross margin products in paid services.

Operating Expenses. Our operating expenses decreased by 2.6% from RMB700.8 million in 2015 to RMB682.7 million (US$98.3 million) in 2016, primarily due to a decrease in share-based compensation, which was partially offset by an increase in expenses associated with mobile traffic acquisition. Our operating expenses as a percentage of revenues increased from 43.6% in 2015 to 47.3% in 2016.

•                  Sales and marketing expenses. Our sales and marketing expenses decreased by 2.0% from RMB346.1 million in 2015 to RMB339.2 million (US$48.9 million) in 2016. This decrease was mainly due to a decrease in staff costs, general operating expense and promotion fees, which was partially offset by an increase in mobile traffic acquisition expenses.

•                  General and administrative expenses. Our general and administrative expenses decreased by 1.3% from RMB184.0 million in 2015 to RMB181.7 million (US$26.2 million) in 2016. This decrease was mainly due to a decrease in share-based compensation which was offset by an increase in staff cost and other general operating cost.

•                  Technology and product development expenses. Our technology and product development expenses decreased by 5.2% from RMB170.7 million in 2015 to RMB161.9 million (US$23.3 million) in 2016. This decrease was primarily due to a decrease in share-based compensation and technical service cost which was offset by an increase in staff cost.

•                  Share-based compensation. Our share-based compensation allocated to each of the three categories of operating expenses decreased by 77.7% from RMB28.0 million in 2015 to RMB6.3 million (US$0.9 million) in 2016. This decrease was mainly due to the increase of the estimated forfeiture rates of share-based awards based on the actual forfeiture rates in 2016.

Related Party Transactions

•                  Our net advertising revenues from related parties increased by 38.5% from RMB71.0 million in 2015 to RMB98.4 million (US$14.2 million) in 2016, which was primarily attributable to advertising revenues earned from Phoenix TV Group and its customers, China Mobile and our investees.

•                  Our paid services revenues from related parties decreased by 55.6% from RMB276.7 million in 2015 to RMB122.8 million (US$17.7 million) in 2016, which was primarily attributable to the decrease in paid services revenues generated from China Mobile resulted from the decline in users’ demand for services provided through telecom operators in China, which was consistent with the our expectations given the shrinking demand for such services in general.

•                  Our cost of revenues due to transactions with related parties decreased by 41.1% from RMB49.4 million in 2015 to RMB29.1 million (US$4.2 million) in 2016, which was primarily due to the decrease in revenues sharing and bandwidth cost with China Mobile.

•                  Our operating expenses due to transactions with related parties decreased by 57.3% from RMB3.6 million in 2015 to RMB1.5 million (US$0.2 million) in 2016, which was attributable to a decrease expense incurred by Phoenix TV Group on our behalf.

Other Income. Our other income increased by 200.8 % from RMB18.9 million in 2015 to RMB56.9 million (US$8.2 million) in 2016. The increase in other income was mainly due to the loss from equity investments including impairments recognized in 2015.

Income Tax Expense. Our income tax expense decreased by 44.8 % from RMB25.5 million in 2015 to RMB14.1 million (US$2.0 million) in 2016. Our effective tax rate decreased from 16.0% in 2015 to 15.9% in 2016. The decrease in effective tax rate was mainly due to the effect of changes to certain preferential tax benefits, for example, the income tax rate for Fenghuang Borui changed from 25.0% in 2015 to 0% in 2016.

Net Income Attributable to Phoenix New Media Limited. As a result of the foregoing, net income attributable to our company increased by 9.5% from RMB73.6 million in 2015 to RMB80.6 million (US$11.6 million) in 2016.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenues. Our revenues for the years ended December 31, 2014 and 2015 were RMB1.6 billion and RMB1.6 billion, respectively. Our average revenue per advertiser, or ARPA, decreased to RMB1.7 million in 2015 primarily because the weak macro economy in China and less demand to PC advertisement. Total number of our advertisers increased by 15.2% to 705 in 2015 primarily due to the increase of our mobile advertisers. Paid services revenues decreased by 14.5% from RMB447.7 million in 2014 to RMB382.7 million in 2015. This decrease was mainly due to the decrease in revenues generated from MVAS with telecom operators and web-based games on our game platform.

Cost of Revenues. Our cost of revenues increased by 6.1% from RMB781.6 million in 2014 to RMB829.4 million in 2015. Cost of revenues as a percentage of our revenues increased from 47.7% in 2014 to 51.5% in 2015.

•                  Revenue sharing fees. Our revenue sharing fees increased by 13.0% from RMB192.1 million in 2014 to RMB217.0 million in 2015 primarily due to the increased sales of higher revenue sharing products.

•                  Content and operational costs. Our content and operational costs increased by 8.0% from RMB376.6 million in 2014 to RMB406.7 million in 2015 primarily due to an increase in personnel-related cost and advertisement-related content production costs. Personnel-related cost increased mainly due to a general increase in salary.

•                  Bandwidth costs. Our bandwidth costs for the years ended December 31, 2014 and 2015 were RMB83.2 million and RMB83.2 million, respectively.

•                  Sales taxes and surcharges. Our sales taxes and surcharges decreased by 5.6% from RMB129.8 million in 2014 to RMB122.5 million in 2015. This decrease was primarily due to the decrease in paid services revenue.

•                  Share-based compensation. Our share-based compensation allocated to cost of revenues as part of content and operational costs above, decreased from RMB16.3 million in 2014 to RMB6.3 million in 2015. This decrease was mainly due to the increase of the estimated forfeiture rate of share-based awards.

As a result of the foregoing, our gross profit decreased by 8.9% from RMB856.2 million in 2014 to RMB779.8 million  in 2015. Our gross margin decreased from 52.3% in 2014 to 48.5% in 2015 mainly due to increased revenue sharing fees and content and operational costs.

Operating Expenses. Our operating expenses increased by 13.3% from RMB618.6 million in 2014 to RMB700.8 million in 2015, primarily due to the increased mobile traffic acquisition expenses and bad debt provision. Our operating expenses as a percentage of revenues increased from 37.8% in 2014 to 43.6% in 2015.

•                  Sales and marketing expenses. Our sales and marketing expenses increased by 4.6% from RMB330.8 million in 2014 to RMB346.1 million in 2015. This increase was mainly due to the increase in traffic acquisition expenses.

•                  General and administrative expenses. Our general and administrative expenses increased by 33.5% from RMB137.8 million in 2014 to RMB184.0 million in 2015. This increase was mainly due to the increase in bad debt provision. Our bad debt provision had been increased due to the increase of collectible days of our accounts receivables based on the weak macroeconomic conditions in China, and a few one-off specific bad debts due to the tighten of regulations from certain industries in the second half of 2015.

•                  Technology and product development expenses. Our technology and product development expenses increased by 13.8% from RMB150.0 million in 2014 to RMB170.7 million in 2015. This increase was primarily due to the increase in personnel-related expenses.

•                  Share-based compensation. Our share-based compensation allocated to each of the three categories of operating expenses decreased by 24.1% from RMB36.9 million in 2014 to RMB28.0 million in 2015. This decrease was mainly due to the increase of the estimated forfeiture rate of share-based awards.

Related Party Transactions

•                  Our net advertising revenues from related parties increased by 27.9% from RMB55.6 million in 2014 to RMB71.0 million in 2015, which was primarily attributable to advertising revenues earned from Phoenix TV Group and its customers, China Mobile and our investees.

•                  Our paid services revenues from related parties decreased by 5.1% from RMB291.6 million in 2014 to RMB276.7 million in 2015, which was primarily attributable to the decrease in paid services revenues generated from China Mobile.

•                  Our cost of revenues due to transactions with related parties increased by 7.5% from RMB45.9 million in 2014 to RMB49.4 million in 2015, which was primarily due to the increase in revenues sharing and bandwidth cost with China Mobile.

•                  Our operating expenses due to transactions with related parties increased by 125.0% from RMB1.6 million in 2014 to RMB3.6 million in 2015, which was attributable to an increase expense incurred by Phoenix TV Group on our behalf.

Other Income. Our other income decreased by 74.0% from RMB72.9 million in 2014 to RMB18.9 million in 2015. The decrease in other income in 2015 was mainly due to the decrease in interest income, the decrease of gain on disposal of subsidiaries and acquisition of equity investments, which was partially offset by the increase in loss from equity investments including impairments.

Income Tax Expense. Our income tax expense decreased by 47.3% from RMB48.4 million in 2014 to RMB25.5 million  in 2015. Our effective tax rate increased from 13.5% in 2014 to 16.0% in 2015. The increase in effective tax rate was mainly due to the effect of changes to certain preferential tax benefits, for example, the income tax rate for Fenghuang Yutian changed from 0% in 2014 to 12.5% in 2015.

Net Income Attributable to Phoenix New Media Limited. As a result of the foregoing, net income attributable to our company decreased by 72.0% from RMB263.1 million in 2014 to RMB73.6 million in 2015.

B.                                                                                    Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years indicated:

	For the Years Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	273,474	220,812	203,686	29,337
Net cash provided by/(used in) investing activities	393,172	(1,256,868)	(543,149)	(78,230)
Net cash (used in)/provided by financing activities	(223,744)	64,366	217,148	31,276
Effect of exchange rate changes on cash and cash equivalents	(2,193)	(3,488)	14,340	2,065
Net increase/(decrease) in cash and cash equivalents	440,709	(975,178)	(107,975)	(15,552)
Cash and cash equivalents at the beginning of the year	845,138	1,285,847	310,669	44,746
Cash and cash equivalents at the end of the year	1,285,847	310,669	202,694	29,194

As of December 31, 2016, we had RMB202.7 million (US$29.2 million) in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less. We have not encountered any difficulties in meeting our cash obligations to date. As of December 31, 2016, we also had RMB781.3 million (US$112.5 million) in term deposits and short term investments with maturities up to one year. We believe that our operating cash flows, existing cash balances and term deposits and short term investments will be sufficient to meet our anticipated cash needs for the next twelve months from April 28, 2017.

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

Any earnings that our PRC subsidiaries distribute would be paid to our offshore intermediate holding company primarily through dividends. To date, our PRC subsidiaries have not paid dividends to us. As a holding company, we have not required cash for our operations outside of China and therefore our PRC subsidiaries have retained their earnings for the purpose of conducting our business operations in China. As of December 31, 2014, 2015 and 2016, our PRC subsidiaries’ retained earnings were RMB693.0 million, RMB799.8 million and RMB898.7 million (US$129.4 million), respectively, and our PRC subsidiaries’ cash and cash equivalents were RMB431.1 million, RMB103.3 million and RMB58.5 million (US$8.4million), respectively.

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

Operating Activities

In 2016, our operating activities generated net cash of RMB203.7 million (US$29.3 million). This was primarily due to (i) net income of RMB78.2 million, (ii) non-cash adjustments which primarily included depreciation and amortization expenses of RMB42.0 million and provision for allowance for doubtful accounts of RMB48.2 million, (iii) a decrease in accounts receivable of RMB55.3 million primarily due to the accelerated collection of accounts receivables from customers, (iv) an increase in accrued expenses and other current liabilities of RMB30.2 million and (v) an increase in advances from customers of RMB12.6 million. These items were partially offset by (i) a decrease in accounts payable of RMB31.5 million mainly attributable to the payment of our revenue sharing fees, (ii) an increase in prepayments and other current assets of RMB18.5 million, (iii) an increase in deferred income tax of RMB18.3 million, (iv) a decrease in tax payable of RMB17.5 million, and (v) foreign currency exchange gain of RMB9.6 million.

In 2015, our operating activities generated net cash of RMB220.8 million. This was primarily due to (i) net income of RMB72.4 million, (ii) non-cash adjustments which primarily include depreciation and amortization expenses of RMB45.5 million mainly attributable to increased acquisition of property and equipment, provision for allowance for doubtful accounts of RMB49.3 million, impairment of intangible assets of RMB3.8 million, loss from equity investments including impairments of RMB41.9 million and share-based compensation of RMB34.4 million, (iii) an increase in accounts payable of RMB24.4 million primarily due to increases in our revenue sharing fees and advertising agency fees, and (iv) a decrease in amounts due from related parties of RMB41.4 million primarily due to the settlement of advertising revenues earned from Phoenix TV Group. These items were partially offset by (i) an increase in deferred income tax of RMB11.4 million, (ii) an increase in accounts receivable of RMB59.8 million mainly attributable to an increase in days of receivable recovery and (iii) an increase in prepayments and other current assets of RMB18.3 million.

In 2014, our operating activities generated net cash of RMB273.5 million. This was primarily due to (i) net income of RMB262.1 million, (ii) non-cash adjustments which primarily include depreciation and amortization expenses of RMB36.3 million mainly attributable to increased acquisition of property and equipment, and share-based compensation of RMB53.2 million mainly attributable to newly granted options in 2013 and 2014, (iii) an increase in accounts payable of RMB63.4 million primarily due to increases in our revenue sharing fees and advertising agency fees, (iv) an increase in taxes payable of RMB36.4 million due to increased labor costs and (v) an increase in accrued expenses and other current liabilities of RMB41.1 million primarily due to increases in deposits from advertising agencies. These items were partially offset by (i) gain on disposal of subsidiaries and acquisition of equity investments of RMB29.7 million, (ii) an increase in accounts receivable of RMB180.9 million mainly attributable to increase in our advertising revenues, and (iii) an increase in amounts due from related parties of RMB50.7 million mainly attributable to increase in our advertising revenues earned from Phoenix TV Group and its customers and affiliates.

Investing Activities

We had net cash used in investing activities of RMB543.1 million (US$78.2 million) for 2016. This was primarily due to (i) placement of term deposits and short term investments of RMB3.2 billion, (ii) loans provided to Particle of RMB45.9 million and issuance of convertible loans to a related party of RMB228.3 million, (iii) capital expenditures of RMB29.3 million as described in “—Capital Expenditures”, and (iv) restricted cash of RMB229.6 million deposited with a bank to secure our offshore short-term loans, offset by the maturity of term deposits and short term investments of RMB3.2 billion.

We had net cash used in investing activities of RMB1.3 billion for 2015. This was primarily due to (i) placement of term deposits and short term investments of RMB3.3 billion, (ii) cash paid for available-for-sale investments in Particle of RMB352.0 million, (iii) capital expenditures of RMB43.5 million and (iv) restricted cash of RMB125.0 million deposited with a bank to secure our offshore short-term loans of RMB123.6 million, offset by the maturity of term deposits and short term investments of RMB2.6 billion.

We had net cash provided by investing activities of RMB393.2 million for 2014. This was primarily due to maturity of term deposits and short term investments of RMB4.1 billion, offset by (i) placement of term deposits and short term investments of RMB3.6 billion, (ii) capital expenditures of RMB35.4 million and (iii) payments for investments of RMB74.5 million.

Financing Activities

We had net cash provided by financing activities of RMB217.1 million (US$31.3 million) for 2016, mainly attributable to proceeds from short-term bank loans of RMB214.7 million and proceeds from exercise of stock option of RMB2.4 million.

We had net cash provided by financing activities of RMB64.4 million for 2015, mainly attributable to proceeds from short-term loans of RMB123.6 million and proceeds from exercise of stock option of RMB6.9 million, offset by RMB66.4 million used in connection with the repurchase of our ADS.

We had net cash used in financing activities of RMB223.7 million for 2014, mainly attributable to RMB242.5 million used in connection with the repurchase of our ADSs, partly offset by capital contribution received from noncontrolling shareholders of RMB10.0 million and inflow of proceeds from exercise of stock options of RMB8.8 million.

Capital Expenditures

We had capital expenditures of RMB35.4 million, RMB43.5 million and RMB29.3 million (US$4.2 million) in 2014, 2015 and 2016, respectively. The capital expenditures were mainly attributable to purchasing servers and network equipment. We expect capital expenditures to increase by approximately RMB5.6 million in 2017. We plan to fund our capital expenditures in 2017 with cash flows from our operations and cash and cash equivalents.

Recently Issued Accounting Standards

Revenue from Contracts with Customers. In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This guidance supersedes current guidance on revenue recognition in Topic 605: Revenue Recognition. In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. In August 2015, the FASB issued ASU 2015-14 to defer the effective date of ASU 2014-09 for all entities by one year. For public business entities that follow U.S. GAAP, the deferral results in the new revenue standard are being effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for interim and annual periods beginning after December 15, 2016. We will apply the new revenue standard beginning January 1, 2018, and will not early adopt. We have set up an implementation team that is currently in the process of analyzing each of our revenue streams in accordance with the new revenue standard to determine the impact on our consolidated financial statements. We plan to continue the evaluation, analysis, and documentation of our adoption of ASU 2014-09 (including those subsequently issued updates that clarify ASU 2014-09’s provisions) throughout 2017 as we work towards the implementation and finalize our determination of the impact that the adoption will have on our consolidated financial statements.

Balance Sheet Classification of Deferred Taxes. In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. Additionally, the new guidance may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. We do not expect this standard to have a material impact on our consolidated financial statements and will adopt this guidance prospectively from the first quarter of 2017. As of December 31, 2016, deferred tax assets and deferred tax liabilities amounted to RMB54.3 million (US$7.8 million) and nil, respectively were classified as current.

Recognition and Measurement of Financial Assets and Financial Liabilities. On January 5, 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, which amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. This amendment requires all equity investments to be measured at fair value, with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). This standard will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

Leases. On February 25, 2016, the FASB issued ASU 2016-02, Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. ASU 2016-02 is effective for public companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

Compensation — Stock Compensation. On March 30, 2016, the FASB issued ASU 2016-09, Compensation — Stock Compensation: Improvements to Employee Share-Based Payment Accounting, which relates to the accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows; (d) accounting for forfeitures of share-based payments. This standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. We do not expect this standard to have a material impact on our consolidated financial statements.

Financial Instruments-Credit Losses. In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. We are currently evaluating the impact that the standard will have on our consolidated financial statements and related disclosures.

Statement of Cash Flows — Classification of Certain Cash Receipts and Cash Payments. In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows — Classification of Certain Cash Receipts and Cash Payments, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact that the standard will have on our consolidated financial statements and related disclosures.

Statement of Cash Flows (Topic 230): Restricted Cash. In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, and interim period within those fiscal years. Early adoption is permitted, including adoption in an interim period. The standard should be applied using a retrospective transition method to each period presented. We are currently evaluating the impact of adopting this standard on our consolidated financial statements. For the years ended December 31, 2015 and 2016, the amount of changes in restricted cash that were included in investing activities was RMB125.0 million and RMB229.6 million (US$33.1 million), respectively.

                Business Combinations (Topic 805): Clarifying the Definition of a Business. In January 2017, the FASB issued SU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The standard should be applied prospectively on or after the effective date. We will evaluate the impact of adopting this standard prospectively upon any transactions of acquisitions or disposals of assets or businesses.

Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets. In February 2017, the FASB issued ASU 2017-05, Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets. The amendments in this Update clarify that an entity should identify each distinct nonfinancial asset or in substance nonfinancial asset promised to a counterparty and derecognize each asset when a counterparty obtains control of it and require an entity to derecognize a distinct nonfinancial asset or distinct in substance nonfinancial asset in a partial sale transaction when it (1) does not have (or ceases to have) a controlling financial interest in the legal entity that holds the asset in accordance with Topic 810 and (2) transfers control of the asset in accordance with Topic 606. The guidance is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period and should be adopted either by using retrospective approach or by using modified retrospective approach. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

C.                                                                                    Research and Development, Patents and Licenses, etc.

Product Development

See “Item 4. Information on the Company—B. Business Overview—Research and Development.”

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.                                                                                    Trend Information

Please refer to “—A. Results of Operations” for a discussion of the most recent trends in our services, sales and marketing by the end of 2016. In addition, please refer to discussions included in such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales and operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

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

F.                                                                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2016.

	Payments Due by Period
	Total	2017	2018	2019	2020	2021 and Thereafter
	(RMB in thousands)
Rental	47,322	24,916	7,932	5,702	4,812	3,960
Bandwidth purchases	25,734	25,461	273	—	—	—
Cooperation with Phoenix TV Group	24,724	6,708	12,506	5,510	—	—
Content purchases	40,262	14,762	15,144	9,578	283	495
Property and equipment, and intangible assets	2,094	2,094	—	—	—	—
Others	4,583	4,338	245	—	—	—
Total	144,719	78,279	36,100	20,790	5,095	4,455

As a result of our adoption of Accounting Standard Codification 740 Income Taxes, we recorded an uncertain tax positions of RMB21.7 million (US$3.1million) as of December 31, 2016 and recognized it as long-term liabilities, as ASC 740 specifies that tax positions for which the timing of the ultimate resolution is uncertain should be recognized as long-term liabilities. At this time, we are unable to make a reasonable estimate on the timing of payments in individual years beyond 12 months due to uncertainties in the timing. As a result, this amount is not included in the table above.

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

You can identify these forward-looking statements by words or phrases such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “likely to”, “may”, “plan”, “will” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, operating results, business strategy and financial needs. These forward-looking statements include:

•                                          our growth strategies, including without limitation strategies to grow particular products or services;

•                                          our future business development, operating results and financial condition;

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

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                                                                  Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Keung Chui	66	Chairman of the Board of Directors
Shuang Liu	48	Director, Chief Executive Officer
Ya Li	47	Director, Co-President
Tong Chen	50	Co-President
Daguang He	60	Director
Ka Keung Yeung	58	Director
Carson Wen	65	Independent Director
Jerry Juying Zhang	57	Independent Director
Betty Yip Ho	48	Chief Financial Officer
Shu Liu	47	Senior Vice President

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

Ya Li is the co-president and director of our company and Chief Executive Officer of Particle, which operates Yidian Zixun, a rapidly-growing personalized news and life-style information application in China. Mr. Li has also served as the chairman of Phoenix FM since August 2013. Mr. Li is a seasoned entrepreneur with rich experiences from both startups and public companies. Mr. Li founded and served as CEO of Global Villager Inc. in 1995, a New York-based Internet startup, later acquired by Startec Global Communications Inc. in 2000. From 1993 to 2001, he worked as a software engineer and senior Internet consultant at Verizon Communications Inc., DLJ, Lehman Brothers and Morgan Stanley. From 2002 to 2005, he served as President of China Quantum Communications Inc., and as CFO of Techedge Inc. Mr. Li. joined Phoenix New Media as COO & CFO in 2006and has served as our director since 2007. Mr. Li was promoted to our president in 2014. Mr. Li is a Visiting Research Fellow and Master’s Supervisor at Beijing University, a Visiting Professor at Communication University of China, and the Deputy Director of the academic committee of China Advertising Association. From 1996 to 2005, Mr. Li. served on the Board of Directors for U.S. China Chamber of Commerce, Chinese Finance Society, National Council of Chinese Americans, and Council on U.S.-China Affairs. Mr. Li received a two-year Executive Management Education from Wharton School of Business, a M.S. in Computer Science from Temple University, and B.S. in Control Systems Engineering from the University of Science & Technology of China. Mr. Li has served as an independent director of Xunlei Limited (Nasdaq: XNET) since March 2017, and also served as a member of their audit committee, the compensation committee and the corporate governance and nominating committee.

Tong Chen has served as our co-president since October 2016. Mr. Chen has over 20 years of experience in the media and content development space. From November 2014 to October 2016, he served as vice president of Xiaomi Inc., responsible for its content investment and operation. Prior to joining Xiaomi Inc., Mr. Chen spent 17 years at SINA Corporation and served as its chief editor and executive vice president from February 2007 to November 2014. Mr. Chen holds an M.B.A. from China-Europe International Business School, an M.A. in Journalism from Renmin University of China, an M.A. in Communications from Beijing Institute of Technology, and a B.S. in electronic engineering from Beijing University of Technology.

Daguang He was appointed as the executive vice president of Phoenix TV and Phoenix Satellite Television Company Limited on 10 October 2015 and Mr. He is also a member of the risk management committee of Phoenix TV. Mr. He joined Phoenix in 2001, since then he served as Chief Financial Officer (mainland China) and vice president of Phoenix TV. He currently assists on Phoenix TV’s departmental coordination and daily affairs and is responsible for managing Phoenix TV’s daily operation as well as finance, personnel and administration affairs. Mr. He graduated from Shaanxi Institute of Finance and Economics in 1983. Since his graduation, Mr. He worked for China International Water & Electric Corporation as the deputy chief accountant and managing director subsequently. During such period, Mr. He was mainly responsible for business and financial management in respect of investment and development projects in collaboration with various international financial institutions.

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

Carson Wen has served as an independent director of our company since May 2011. Mr. Wen was an Of Counsel at Jones Day, and has more than 30 years of experience in business, corporate and securities law. Mr. Wen is a Justice of the Peace of Hong Kong and was awarded the Bronze Bauhinia Star by the Hong Kong government for his contribution to economic ties between Hong Kong, the PRC and the rest of the world. He is a guest professor of the Law School of Sun Yat-Sen University (Zhongshan University) in Guangzhou, China, a founding and Executive Committee member of the China M&A Association and sits on the board of numerous organizations, including the China Africa Business Council (Hong Kong), and the Pacific Basin Economic Council. He is a member of the Business Advisory Council of the United Nation Economic and Social Commission for Asia and the Pacific (UNESCAP) and the chairman of its Green Business Task Force. He was a deputy of the National People’s Congress of the PRC. Mr. Wen holds a B.A. and M.A. degree in Law from Oxford University, where he was a Younger Prizeman in law at Balliol College, and a B.A. in Economics from Columbia University. Mr. Wen currently serves as an independent director for Winox Limited (HKEx: 6838).

Jerry Juying Zhang has served as an independent director of our company since May 2011. Mr. Zhang has been a managing director of China Orient Asset Management (International) in Hong Kong since March 2015. He was a senior managing director of CITIC Capital Holdings Limited between June 2009 and December 2014. Prior to joining CITIC Capital Holdings Limited, Mr. Zhang was a managing director in the investment banking division of Deutsche Bank in Hong Kong from August 2006 to June 2009. He served as a managing director and the head of investment banking of CITIC Capital Markets Holdings Limited in Hong Kong from March 2003 to July 2006 and, prior to that time, as executive director in the communications, media and entertainment group of the investment banking department of Goldman Sachs in Hong Kong from April 2001 to January 2003. Mr. Zhang held the positions of associate, vice president and director at Salomon Smith Barney from August 1994 to March 2001. Prior to joining Salomon Smith Barney, he served as accounting manager for Town & Country Homes in Chicago from January 1990 to December 1993 and as accountant, audit senior and supervisor at Ernst & Young in Chicago and Hong Kong. Mr. Zhang held CPA qualifications in China and the State of Kentucky, both of which he has surrendered voluntarily. He holds an M.B.A. from the University of Chicago, an M.A. in Accounting from the Ministry of Finance Graduate School in the PRC and a B.A. degree from Inner Mongolia University.

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

Shu Liu, our Senior Vice President, joined our company in December 2010 and is responsible for content production and product development for mobile, PC and video platforms, as well as implementing our verticalization strategy. Prior to her promotion to Senior Vice President in March 2015, she served as our Vice President and Chief Editor since December 2010. Ms. Liu has over 20 years of experience working in both Internet and media industries. Prior to joining our company, she served in numerous senior and executive editorial positions at various Internet and media companies including Beijing Morning Post, Sina.com and MSN China. Ms. Liu holds a B.A. in History from Peking University.

B.                                                                                    Compensation of Directors, Supervisors and Executive Directors

For the year ended December 31, 2016, we paid an aggregate of approximately US$1.7 million in cash to our executive officers and directors.

Share Incentive Plans

In June 2008, we adopted the 2008 share option plan, and in March 2011, we adopted the 2011 restricted share and restricted share unit plan, together, the share incentive plans, to attract and retain the best available personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business. The share incentive plans provide for the grant of options, restricted shares and restricted share units, collectively referred to as “awards.” We have already granted the full number of awards that were authorized under the 2011 restricted share and restricted share unit plan. In June and August 2012, June 2014 and October 2016, the shareholders of each of Phoenix TV and our company approved three refreshments of the total number of Class A ordinary shares, which may be issued upon exercise of all options to be granted under the 2008 share option plan (excluding awards previously granted, outstanding, cancelled, lapsed or exercised). As of March 31, 2017, a total of 25,633,526 Class A ordinary shares are available for grant of additional options under the 2008 share option plan.

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

We granted awards to our employees under the share incentive plans in November 2008, July 2009, September 2009, January 2010, July 2010, March 2011, March 2013, May 2013, October 2013, December 2013, March 2014, June 2014, July 2014, October 2014, July 2015 and October 2016.

With the approvals of the board of directors and shareholders of us and Phoenix TV, we implemented an option exchange program from October 21, 2016 to November 1, 2016 whereby our directors, employees and consultants exchanged options to purchase 21,011,951 Class A ordinary shares granted under the 2008 share option plan with various exercise prices greater than US$0.4823 per share (or US$3.8587 per ADS) for new options granted under the same plan with a new exercise price of US$0.4823 per share and a new vesting schedule that generally adds 12 months to each original vesting date, and the new options would vest no sooner than May 1, 2017.

As of March 31, 2017, options to purchase 41,367,359 Class A ordinary shares granted under the 2008 share option plan were outstanding. The table below sets forth the awards that we granted to our directors and executive officers (including pursuant to the exchange program described above) and were outstanding as of March 31, 2017:

Name	Class A Ordinary Shares Underlying Outstanding Awards	Exercise Price or Purchase Price (US$/Share)		Date of Grant	Date of Expiration
Shuang Liu	3,900,000	US$	0.4823	October 21, 2016	July 10, 2024, July 15, 2025
Ya Li	4,300,000	US$	0.4823	October 21, 2016	December 9, 2023, July 10, 2024, July 15, 2025
Tong Chen	—		—	—	—
Betty Yip Ho	2,771,951	US$	0.4823	October 21, 2016	October 7, 2023, October 10, 2024
Shu Liu	*	US$	0.4823	October 21, 2016	July 10, 2024, July 15, 2025
Total	12,471,951

*  Less than 1% of our total outstanding Class A ordinary shares.

As of March 31, 2017, other employees in aggregate held awards entitling them to receive 28,188,684 Class A ordinary shares, with exercise prices ranging from US$0 to US$1.3100 per Class A ordinary share.

C.                                                                                    Board Practices

Board of Directors

Our board of directors currently consists of seven directors. Our directors are elected by the holders of our ordinary shares, which will include holders of our Class A ordinary shares and Class B ordinary shares.

A director is not required to hold any shares in our company by way of qualification. Subject to any separate requirement for audit committee approval and unless disqualified by the chairman of the meeting, a director may vote with respect to any contract, proposed contract or arrangement in which he or she is materially interested provided they have disclosed such interest to the board. The board may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party.

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office in accordance with the articles of association, which provide that at each annual general meeting, one-third of the directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation provided that the chairman of the board and/or the managing director of our company shall not, whilst holding such office, be subject to retirement by rotation or be taken into account in determining the number of directors to retire in each year. A retiring director shall be eligible for re-election. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind. No benefits are payable to members of the board upon termination of their relationship with us.

D.                                                                                    Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E.                                                                                    Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2017:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of each class of our ordinary shares.

The calculations in the tables below assume there are 254,934,290 Class A ordinary shares and 317,325,360 Class B ordinary shares, outstanding as of March 31, 2017. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this annual report on Form 20-F, including through the exercise of any option, the vesting of any contingently issuable share, restricted share, restricted share unit or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Class A Ordinary Shares Beneficially Owned
	Number	% (1)
Class A ordinary shares
Keung Chui	—	—
Shuang Liu (2)	14,738,500	5.78
Ya Li (3)	7,925,300	3.11
Tong Chen	—	—
Daguang He	—	—
Ka Keung Yeung	—	—
Carson Wen	—	—
Jerry Juying Zhang	—	—
Betty Yip Ho (4)	*	*
Shu Liu	*	*
All Directors and Executive Officers as a Group (5)	26,410,944	10.36
Principal Shareholders:
International Value Advisers, LLC (6)	32,853,672	13.0

*                                            Less than 1% of our total outstanding Class A ordinary shares.

(1)                              Percentages disclosed are with respect to Class A ordinary shares.

(2)                              Represents 14,738,500 Class A ordinary shares, including 8,170,000 Class A ordinary shares in the form of ADSs.

(3)                              Represents 7,925,300 Class A ordinary shares, including 4,864,800 Class A ordinary shares in the form of ADSs.

(4)                              Represents options to purchase Class A ordinary shares.

(5)                              Represents 26,410,944 Class A ordinary shares, including 14,434,475 Class A ordinary shares in the form of ADSs.

(6)                 Information is as of December 31, 2016, based on the Amendment No.2 to Schedule 13G filed on February 13, 2017 by International Value Advisers, LLC, and consists of 32,853,672 Class A ordinary shares in the form of 4,106,709 ADSs. The principal business office of International Value Advisers, LLC is 717 Fifth Avenue, 10th Floor, New York, NY 10022.

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

As of March 31, 2017, 249,102,528 Class A ordinary shares or 97.2% of our outstanding Class A ordinary shares in the form of ADSs are held by one record holder in the United States, JPMorgan Chase Bank, N.A. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

ITEM 7.                                                                                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                                                                    Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership”

B.                                                                                    Related Party Transactions

Phoenix TV, through its wholly owned subsidiary, is our controlling shareholder, with beneficial ownership and voting power of 55.5% and 61.8%, respectively, of our outstanding ordinary shares as of March 31, 2017. Phoenix TV has the power acting alone to approve any action requiring a vote of the majority of our ordinary shares.

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

Transactions and Agreements with Phoenix TV and Certain of its Subsidiaries

Phoenix TV Cooperation Agreement and Phoenix TV Content License Agreements

Fenghuang On-line entered into a Content, Branding, Promotion and Technology Cooperation Agreement, or the Phoenix TV Cooperation Agreement, with Phoenix TV on November 24, 2009, certain terms of which were amended pursuant to a supplemental agreement entered into by the parties on March 28, 2011. Pursuant to the Phoenix TV Cooperation Agreement, Phoenix TV agreed to procure and procured its subsidiaries, Phoenix Satellite Television Company Limited and Phoenix Satellite Television Trademark Limited, respectively, to enter into content license agreements, or the Content License Agreements, and trademark license agreements, or the Trademark License Agreements, with each of our affiliated consolidated entities. Fenghuang On-line agreed to provide Phoenix TV with our proprietary text, image, sound and video content. In addition, Fenghuang On-line and Phoenix TV agreed to promote one another’s brand and content on their respective new media and TV platforms. As compensation for the rights granted to Fenghuang On-line under the agreement, Fenghuang On-line is obligated to pay Phoenix TV an annual service fee in the amount of RMB1.6 million for the first year of the agreement, which incrementally increases by 25% for each subsequent year of the agreement. The annual service payment to Phoenix TV under the Phoenix TV Cooperation Agreement for 2016 before expiration of the agreement was RMB2.5 million. Fenghuang On-line must also pay to Phoenix TV 50% of the after-tax revenues Tianying Jiuzhou earns from sublicensing Phoenix TV’s video content to third parties. In the event that Phoenix TV’s indirect voting interest in Fenghuang On-line falls to 50% or below, Phoenix TV has the right to amend the annual service fee, provided that it may not be raised to more than 500% of the original annual service fee. If Phoenix TV’s beneficial ownership stake in us decreases to 35% or below, Phoenix TV has the right to immediately terminate or renegotiate the Phoenix TV Cooperation Agreement.

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

All of the above agreements expired on May 27, 2016 and were replaced by the Program License Agreements described below.

Program License Agreements

As the Phoenix TV Cooperation Agreement and Phoenix TV Content License Agreements expired in May 2016, Phoenix Satellite Television Company Limited, a wholly owned subsidiary of Phoenix TV, and each of Tianying Jiuzhou, Yifeng Lianhe, and another subsidiary of us entered into a Program Resource License Agreements and a Program Text/Graphics Resource License Agreements, or the Program License Agreements, in May 2016. Under these agreements, Phoenix TV Group agreed to grant our affiliated consolidated entities and another subsidiary of us the license with priority over any third party to broadcast Phoenix TV Group’s copyrighted video content from three television channels of Phoenix TV Group on ifeng.com (our main Internet channel), i.ifeng.com (a mobile Internet channel of ours), and ifeng News, ifeng Video and ifeng VIP (three mobile applications of ours) in China concurrently with such content broadcasted on the three television channels of Phoenix TV Group, pursuant to the Program License Agreements.; and Phoenix TV Group agreed to grant our affiliated consolidated entities and another subsidiary of us a non-exclusive license to use Phoenix TV Group’s copyrighted text and graphics on the same Internet and mobile channels for which Phoenix TV Group’s copyrighted video content license, above, was granted. The fees payable to Phoenix TV Group by us for all content licenses described above will be RMB10.0 million for the first year of the agreements, which will incrementally increase by 15% for each subsequent year of the agreement. Unlike the previous agreements, the New Agreements do not grant us the right to sublicense Phoenix TV Group’s copyrighted content to third parties. While we are in the process of negotiating with Phoenix TV Group to potentially re-acquire such right of sublicense, we cannot assure you that we will be able to re-acquire such right at reasonable costs or at all.

Each of the Program License Agreements has an initial term of three years and will expire on May 26, 2019 and may be renewed on an annual basis thereafter upon agreement of both parties. Each of the parties to the Program License Agreements has the right to terminate the Program License Agreements before their expiration date by 6-month prior written notice to the other party. In addition, each of the Program License Agreements can be terminated earlier (i) by the non-breaching party in the event of a breach and if the breach is not cured within ten business days after receipt of notice of breach from the non-breaching party, (ii) in the event of bankruptcy or the cessation of business operations of either party, or a change in the shareholder or equity structure of the relevant affiliated consolidated entity, other than in connection with the contractual arrangements, (iii) by Phoenix Satellite Television Company Limited in the event that our shareholders or ownership structure change so that the shares held by Phoenix TV Group account for 50% or less of our actual total issued shares, or in the event that we lose control of Tianying Jiuzhou, Yifeng Lianhe or the another subsidiary of us; or if Tianying Jiuzhou, Yifeng Lianhe or the another subsidiary of us, as applicable, ceases business operation; (iv) if either party’s performance of its obligations is held unlawful under PRC law; or (v) if an event occurs that adversely affects the performance by either party of its obligations and upon written notice by the unaffected party.

Costs for content production provided to us by Phoenix TV Group were RMB3.8 million, RMB4.7 million and RMB7.4 million (US$1.1 million) in 2014, 2015 and 2016, respectively. Costs for data line services provided to us by Phoenix TV Group were RMB0.4 million, RMB0.2 million and nil in 2014, 2015 and 2016, respectively. We were charged by Phoenix TV Group for advertising and promotion expenses of RMB1.2 million, RMB1.8 million and RMB1.3 million (US$0.2 million) in 2014, 2015 and 2016, respectively. We were also charged corporate administrative expenses by Phoenix TV Group in the total amounts of RMB0.4 million, RMB1.9 million and RMB0.3 million (US$0.04 million) in 2014, 2015 and 2016, respectively.

We provided joint advertising campaign solutions together with Phoenix TV Group to Phoenix TV Group’s advertisers from which we earned advertising revenues of RMB25.2 million, RMB16.5 million and RMB10.4 million (US$1.5 million) in 2014, 2015 and 2016, respectively.

As of December 31, 2014, 2015 and 2016, we had accounts due from Phoenix TV Group in the amounts of RMB77.3 million, RMB20.1 million and RMB31.5 million (US$4.5 million), respectively, and accounts due to Phoenix TV Group in the amounts of RMB21.9 million, RMB17.1 and RMB17.7 million (US$2.6 million), respectively.

Phoenix TV Trademark License Agreements

Pursuant to the Phoenix TV Cooperation Agreement, Tianying Jiuzhou and Yifeng Lianhe each entered into a Trademark License Agreement with Phoenix Satellite Television Trademark Limited on November 24, 2009. Pursuant to the Trademark License Agreements, Phoenix Satellite Television Trademark Limited granted Tianying Jiuzhou and Yifeng Lianhe non-exclusive rights to use certain of its logos for the purpose of conducting Tianying Jiuzhou’s and Yifeng Lianhe’s respective businesses. Tianying Jiuzhou may sub-license such trademarks to China Mobile, pursuant to the China Mobile Cooperation Agreement, as described below. Tianying Jiuzhou is obligated to pay Phoenix Satellite Television Trademark Limited an annual license fee of US$7,000, while Yifeng Lianhe is obligated to pay Phoenix Satellite Television Trademark Limited an annual license fee of US$3,000, under the respective Trademark License Agreement. Phoenix Satellite Television Trademark Limited may in its discretion waive such license fees. The Trademark License Agreements may be terminated early (i) by agreement of both parties in writing or (ii) by the non-breaching party in the event of a substantial breach by the other party of any covenant or a failure by such party to substantially perform any of its obligation and if the breach or failure, as applicable, is not rectified within ten days of receipt of written of written notice from the non-breaching party. Pursuant to the Third Supplemental Agreement to the Trademark License Agreements by and among Phoenix Satellite Television Trademark Limited and both Tianying Jiuzhou and Yifeng Lianhe, the Trademark License Agreements were extended until the earlier of (x) two months after the effective date of Phoenix TV Group’s trademark licensing policy and (y) such time as we and Phoenix Satellite Television Trademark Limited enter into new trademark license agreements in accordance with Phoenix TV’s trademark licensing policy.

Cooperation Agreement with China Mobile Communication Corporation

China Mobile Communication Corporation, or China Mobile, is a shareholder of our parent company, Phoenix TV. As of March 31, 2017, China Mobile held 19.7% of the outstanding shares of Phoenix TV. In each of 2014, 2015 and 2016, Tianying Jiuzhou entered into a cooperation agreement with China Mobile, together, the China Mobile Cooperation Agreements. Pursuant to the China Mobile Cooperation Agreements, Tianying Jiuzhou agreed to produce certain MMS content exclusively for China Mobile to be used in China Mobile’s mobile newspaper service offerings and provide other media and content resource to China Mobile, and China Mobile agreed to pay fees of RMB40.0 million, RMB19.8 million and RMB14.9 million (US$2.1 million) for such content purchased by China Mobile during the period covering 2014 to 2016. Tianying Jiuzhou has also granted to China Mobile non-exclusive sub-licenses under the China Mobile Cooperation Agreements to use certain trademarks of Phoenix TV in China, and has agreed to co-host certain offline events with China Mobile free of charge.

           We obtained revenues for our paid services through China Mobile of RMB290.8 million, RMB273.5 million and RMB122.7 million (US$17.7 million) in 2014, 2015 and 2016, respectively. We earned revenues from China Mobile for advertising services of RMB29.6 million, RMB35.8 million and RMB32.0 million (US$4.6 million) in 2014, 2015 and 2016, respectively. We incurred revenue sharing and bandwidth costs in connection with MVAS provided through China Mobile’s platform in the amounts of RMB41.8 million, RMB44.4 million and RMB20.9 million (US$3.0 million) in 2014, 2015 and 2016, respectively.

As of December 31, 2014, 2015 and 2016, we had accounts due from China Mobile in the amounts of RMB74.3 million, RMB58.3 million and RMB48.8 million (US$7.0 million), respectively, and accounts due to China Mobile in the amounts of RMB0.6 million, RMB1.8 million and RMB0.2 million (US$0.04 million), respectively.

Cooperation Agreement and License Agreement with Lilita

In September 2014, Tianying Jiuzhou entered into a brand authorization cooperation agreement with Lilita, or the Lilita Cooperation Agreement, pursuant to which, Tianying Jiuzhou granted Lilita an exclusive right to use its brand resources, including operating on the platform of jr.ifeng.com, for the purpose of conducting P2P lending and reward-based crowd-funding businesses. Lilita is obligated to pay Tianying Jiuzhou an annual license fee of RMB3.0 million for using its brand resources under the Lilita Cooperation Agreement. In December 2014, Tianying Jiuzhou and Lilita further entered into a platform license agreement, pursuant to which Lilita was granted an exclusive right to conduct P2P lending and reward-based crowd-funding businesses on the platforms of www.ifeng.com, 3g.ifeng.com and v.ifeng.com for a term of three years. Lilita is obligated to pay Tianying Jiuzhou an annual license fee of RMB0.17 million for the first two years and RMB0.16 million for the third year for conducting businesses on the licensed platforms. In December 2015, Tianying Jiuzhou and Lilita further entered into an advertisement cooperation framework agreement, or the Lilita Framework Agreement, pursuant to which Lilita agreed to place, and Tianying Jiuzhou agreed to launch, internet advertisements provided by Lilita from time to time on the websites and mobile applications operated by Tianying Jiuzhou. The Lilita Framework Agreement amended the Lilita Cooperation Agreement by enlarging the scope of advertising services to be provided by Tianying Jiuzhou to Lilita, by increasing the annual revenue cap for the calendar year ended December 31, 2015 to HK$17.5 million, by increasing the annual revenue cap for the calendar year ended December 31, 2016 to HK$38.0 million, and by setting the annual revenue cap for the calendar year ending December 31, 2017 at HK$57.0 million. As Lilita subsequently advised Tianying Jiuzhou that its business growth exceeded its expectations in 2016 and the existing annual revenue caps would no longer meet its business needs, Tianying Jiuzhou entered into a supplemental agreement with Lilita in May 2016 in order to increase the annual revenue caps set forth in the Lilita Framework Agreement to RMB49.0 million and RMB80.0 million for the calendar years ended December 31, 2016 and 2017, respectively.

Convertible Loans and Loans Provided to Particle

In January and April 2016, we granted two unsecured short-term convertible loans to Particle with an aggregate principal amount of US$20.0 million, and we converted the principal amounts of these loans and all accrued interests with a total amount of US$20.7 million into Series D1 convertible redeemable preferred shares of Particle in December 2016. In August 2016, we granted an unsecured short-term loan to Particle with a principal amount of US$14.8 million at an interest rate of 4.35% per annum and with an initial term of six months, which was subsequently extended to twelve months. In December 2016, Particle agreed to grant us the right to convert, at our option, all or a portion of the principal amount of the loan granted to Particle in August 2016 (plus interests incurred as of the conversion) into Series D1 convertible redeemable preferred shares to be issued by Particle at a conversion price of US$1.071803 per share at any time prior to August 9, 2017. In November 2016, we granted an unsecured short-term loan to Particle in the principal amount of approximately US$6.8 million at an interest rate of 9% per annum and with an initial term of six months, which was subsequently extended to twelve months. In January 2017, we granted an unsecured short-term loan to Particle in the principal amount of RMB74.0 million at an interest rate of 9% per annum and with an initial term of twelve months. Particle is required to use the proceeds of the loans for its working capital requirements in the ordinary course of its business. Particle informed us that it intends to use the proceeds of these loans mainly for market promotion and expansion of its user base.

Loans and Advances Provided to Phoenix FM

We have provided financial support to Phoenix FM in the form of unsecured short-term loans and financial advanced expenses. Phoenix FM was our subsidiary in 2013 and became our affiliate in 2014. As of December 31, 2014 and 2015, the outstanding balance of our loans and financial advanced expenses to Phoenix FM was RMB7.1 million and RMB15.2 million, respectively. In 2016, Phoenix FM repaid certain of the financial advanced expenses and loans with a total amount of RMB7.2 million (US$1.0 million). As of the date of this annual report, the outstanding amount of our loans to Phoenix FM is RMB8.0 million (US$1.2 million) which had been fully impaired as of December 31, 2016. We charged interest on all of our loans to Phoenix FM at the bank loan benchmark interest rate effective in China during the life of the loans.

Our loans to Phoenix FM are unsecured and do not have any priority over Phoenix FM’s other debts. Therefore, if Phoenix FM becomes unable to repay all of its debts, we will be competing with Phoenix FM’s other unsecured creditors for its remaining assets. In particular, Mr. Ya Li, a director and the co-president of our company and the chairman of Phoenix FM, granted loans in the amount of RMB10.8 million and RMB10.0 million to Phoenix FM in 2015 and 2016, respectively, which ranks pari passu with our loans. Mr. Ya Li informed us that he granted the loans for his personal investment purpose and used his personal funds for the loan.

Advertisement Agreement with Tianbo

In 2013, Tianying Jiuzhou and Tianbo entered into an Agreement on Operation and Advertisement Agency for Real Estate Channel and an Advertisement Source Purchase Agreement, pursuant to which, Tianying Jiuzhou granted Tianbo the exclusive right to operate our real estate channel (house.ifeng.com) and act as the exclusive agent for placement of real estate advertisements on ifeng.com (鳳凰網). As of December 31, 2015 and 2016, the amount due from Tianbo was RMB22.1 million and RMB16.0 million (US$2.3 million), respectively.

Other Transactions with Certain Directors and Affiliates

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors, Supervisors and Executive Directors.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors, Supervisors and Executive Directors—Share Incentive Plans.”

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

	Market Price for Each ADS
	High	Low
	US$	US$
Annual highs and lows
2014	13.58	7.42
2015	9.90	3.87
2016	5.98	3.11
Quarterly highs and lows
Second quarter 2014	11.40	8.71
Third quarter 2014	11.31	9.30
Fourth quarter 2014	10.46	7.42
First quarter 2015	8.67	5.64
Second quarter 2015	9.90	5.60
Third quarter 2015	8.06	3.87
Fourth quarter 2015	6.19	4.31
First quarter 2016	5.98	3.31
Second quarter 2016	4.56	3.49
Third quarter 2016	4.05	3.40
Fourth quarter 2016	3.99	3.11
First quarter 2017	4.30	3.12
Second quarter 2017 (through April 21, 2017)	3.68	3.41
Monthly highs and lows
October 2016	3.90	3.61
November 2016	3.99	3.56
December 2016	3.92	3.11
January 2017	3.86	3.12
February 2017	4.30	3.35
March 2017	3.90	3.43
April 2017 (through April 21, 2016)	3.68	3.41

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

D.                                                                                    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Foreign Exchange Control and Administration.”

E.                                                                                    Taxation

Cayman Islands Taxation

Pursuant to section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, our company has obtained an undertaking from the Governor-in-Cabinet (1) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciation shall apply to our company or its operations; and (2) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on or in respect of the shares, debentures or other obligations of our company. The undertaking for our company is for a period of twenty years from December 4, 2007.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties.

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

People’s Republic of China Taxation

The CIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” of China. Under the implementation regulations for the CIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposal of properties and other assets of an enterprise. Despite the present uncertainties as a result of limited guidance from PRC tax authorities on the issue, we do not believe that our legal entities organized outside of the PRC should be treated as residents under the CIT Law.

Under the CIT Law and implementation regulations issued by the State Council, PRC withholding tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. The implementation regulations of the CIT Law set forth that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the CIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered a PRC “resident enterprise”, dividends we pay to our non-PRC enterprise investors with respect to our Class A ordinary shares or ADSs, or the gain our non-PRC enterprise investors may realize from the transfer of our Class A ordinary shares or ADSs, may be treated as income derived from sources within the PRC and be subject to PRC tax. In addition, it is unclear whether our non-PRC individual investors would be subject to any PRC tax in the event we are deemed a “PRC resident enterprise”. If any PRC tax were to apply to such dividends or gains of non-PRC individual investors, it would generally apply at a tax rate of 20%. Furthermore, it is unclear whether, if we are considered a PRC “resident enterprise”, holders of our Class A ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries or regions.

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

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A non-United States corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (but not our Class A ordinary shares), which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our Class A ordinary shares that are represented by ADSs, but not on our Class A ordinary shares that are not so represented, will meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law (see discussion under “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss, or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code, will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Furthermore, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC (as discussed below under “—Passive Foreign Investment Company”) in the taxable year in which such dividends are paid or in the preceding taxable year (as we believe there is a substantial risk of in 2016). You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

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

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, it is not entirely clear how the contractual arrangements between us and our affiliated consolidated entities will be treated for purposes of the PFIC rules. If it is determined that we do not own the stock of the affiliated consolidated entities for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we are more likely to be treated as a PFIC.

Based on the projected composition of our income and assets, including goodwill, we believe there is a substantial risk that we will be classified as a PFIC for U.S. federal income tax purposes for 2016. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our status as a PFIC may change in any future taxable year due to changes in our asset or income composition. The determination of PFIC status is an annual analysis that involves ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn. Because this involves extensive factual investigation and cannot be completed until the close of a taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below for that year and for each subsequent year in which you hold the ADSs or Class A ordinary shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election (a “Purging Election”) to recognize gain in the manner described below as if your ADSs or Class A ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. In addition, a new holding period would be deemed to begin for your ADSs or Class A ordinary shares for purposes of the PFIC rules. After the Purging Election, your ADSs or Class A ordinary shares with respect to which the Purging Election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC. You are urged to consult your own tax advisor about the availability of this election, and whether making the election would be advisable in your particular circumstances.

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

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of our ADSs because they are listed on the New York Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that our ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that only our ADSs and not our Class A ordinary shares are listed on the New York Stock Exchange. Consequently, if you are a holder of our Class A ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are a PFIC.

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

ITEM 11.                                                                                         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration risk

We depend on China Mobile, which is a shareholder of Phoenix TV, for a significant portion of our business. The revenues generated from advertising and paid services we provided through China Mobile for the years ended December 31, 2014, 2015 and 2016 were RMB320.4 million, RMB309.3 million and RMB154.6 million (US$22.3 million), respectively, which accounted for 19.6%, 19.2% and 10.7% of our total revenue in the respective years.

We had accounts receivable from China Mobile as of December 31, 2015 and 2016 of RMB58.3 million and RMB48.8 million (US$7.0 million), respectively, which are included on our balance sheets as “Amounts due from related parties.” Apart from China Mobile and an advertising agent, we have no other customer with revenues or accounts receivable accounting for over 10% of our total revenues or total account receivables, net and due from related parties, respectively.

Credit risk

Our credit risk arises from cash and cash equivalents, term deposits and short term investments and restricted cash, as well as credit exposures to receivables due from our customers, related parties and other parties.

We believe that there is no significant credit risk associated with cash and cash equivalents, term deposits and short term investments and restricted cash for short-term bank loans which were held by reputable financial institutions in the jurisdictions where we are located. We believe that we are not exposed to unusual risks as these financial institutions have high credit quality.

As of the date hereof, we had three outstanding unsecured short-term loans to Particle, including (i) a convertible loan with a principal amount of US$14.8 million at an interest rate of 4.35% per annum due in August 2017, which can be converted into Series D1 convertible redeemable preferred shares of Particle at a conversion price of US$1.071803 per share; (ii) a loan with the principal amount of approximately US$6.8 million at an interest rate of 9% per annum due in November 2017, and (iii) a loan with the principal amount of RMB74.0 million at an interest rate of 9% per annum due in January 2018. Particle is required to use the proceeds of the loans for its working capital requirements in the ordinary course of their businesses. We depend on the ability of Particle to generate sufficient cash flow from its operations or financing activities to repay our loans. As such, we are exposed to the credit risk of Particle.

We have no significant concentrations of credit risk with respect to our customers and related parties, except for the account receivable from China Mobile and an advertising agent, and unsecured short-term loans to Particle as discussed above. We assess the credit quality of, and set credit limits on our customers by taking into account their financial position, the availability of guarantees from third parties, their credit history and other factors such as current market conditions.

Inflation Risk

In recent years, inflation has not had a material impact on our operating results. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 2.0%, 1.4% and 2.0% in 2014, 2015 and 2016, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. We do not anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Currency Risk

Substantially all our revenues and expenses are denominated in Renminbi. We have not had any material foreign exchange gains or losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars relative to the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs are traded in U.S. dollars. Furthermore, a decline in the value of the Renminbi could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our subsidiaries and PRC-incorporated affiliates in China. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our reported financial results in U.S. dollar terms. As of December 31, 2016, we had RMB denominated cash and cash equivalents, term deposits and short term investments and restricted cash, totaling RMB1.3 billion, and U.S. dollar denominated cash and cash equivalents and term deposits totaling US$5.3 million. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Fluctuations in exchange rates of the Renminbi could materially affect our reported operating results.”

ITEM 12.                                                                                         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                                                                                    Debt Securities

Not applicable.

B.                                                                                    Warrants and Rights

Not applicable.

C.                                                                                    Other Securities

Not applicable.

D.                                                                                    American Depositary Shares

In July 2016, we appointed JPMorgan Chase Bank, N.A., or JPMorgan, as the successor depositary for our ADR program. JPMorgan replaced Deutsche Bank Trust Company Americas, or Deutsche Bank, as depositary for our ADR program effective from July 18, 2016. We entered into an amended and restated deposit agreement with JPMorgan, as depositary, and all holders from time to time of our ADRs in July 2016 to amend and restate the previous deposit agreement with Deutsche Bank dated as of May 11, 2011.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to JPMorgan as the depositary bank:

Service:	Fee:
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	$5.00 for each 100 ADSs (or portion thereof) issued

Cancellation of ADSs, including in the case of termination of the deposit agreement	$5.00 for each 100 ADSs (or portion thereof) cancelled

Distribution of cash dividends or other cash distributions	Up to $0.05 per ADS held

Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights	Up to $0.05 per ADS held

Distribution of securities other than ADSs or rights to purchase ADSs or additional ADSs	A fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities

Depositary services	An aggregate fee of U.S.$0.05 per ADS per calendar year (or portion thereof) for services performed by the Depositary in administering the ADRs

Transfer of ADRs	$1.50 per certificate presented for transfer

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

Payments by Depositary

As of March 31, 2017, we had received total payments of US$2.13 million from Deutsche Bank, the previous depositary bank for our ADR program for reimbursement of investor relations expenses and other program related expenses, and we had received total payments of nil from JPMorgan, the current depositary bank for our ADR program for reimbursement of investor relations expenses and other program related expenses.

PART II

ITEM  13.                                                                                      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2014, 2015 and 2016.

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

B.                                                                                    Use of Proceeds

Not applicable.

ITEM 15.                                                                                         CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2016, an evaluation has been carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding the required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon our evaluation, our management has concluded that, as of December 31, 2016, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposals of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP and that a company’s receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposal of our assets that could have a material effect on our consolidated financial statements.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2016 using the criteria set forth in the report “Internal Control—Integrated Framework(2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2016.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report which appears in this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

We maintain a system of internal control over financial reporting that is designed to provide reasonable assurance that our books and records accurately reflect our transactions and that our established policies and procedures are followed. As required by Rule 13a-15(d), under the Exchange Act, our management, including our Chief Executive Officer, president and our Chief Financial Officer, has also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.                                                                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Zhong Tian LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2016, for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, for the years indicated.

	For the Years Ended December 31,
	2015	2016
	(In thousands of US dollars)
Audit Fees (1)	1,125	1,075
Tax Fees (2)	17	30
All Other Fees (3)	46	50
Total	1,188	1,155

(1)              Audit fees consist of fees associated with the annual audit, reviews of our quarterly financial statements and related statutory and regulatory filings. For 2015 and 2016, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

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

2.3

Form of Amended and Restated Deposit Agreement, among the Registrant, JPMorgan Chase Bank, N.A., as depositary, and all holders from time to time of ADRs issued thereunder (incorporated by reference Exhibit (a) to our Registration Statement on Form F-6 (File No. 333-212488) with respect to American depositary shares representing our Class A ordinary shares, filed with the Securities and Exchange Commission on July 12, 2016).

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

4.19

Translation of the Second Supplemental Agreement to the Content, Branding, Promotion and Technology Cooperation Agreement, dated March 24, 2016, between Fenghuang On-line and Phoenix TV (incorporated by reference Exhibit 4.19 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2015 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 28, 2016).

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

4.23

Translation of the Second Supplemental Agreement to the Program Content License Agreement, dated March 24, 2016, between Phoenix TV, Tianying Jiuzhou and Yifeng Lianhe (incorporated by reference Exhibit 4.23 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2015 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 28, 2016).

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

4.27

Translation of the Second Supplemental Agreement to the Trademark License Agreement, dated March 24, 2016, between Phoenix TV, Tianying Jiuzhou and Yifeng Lianhe (incorporated by reference Exhibit 4.27 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2015 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 28, 2016).

4.28

Program Resource License Agreement between Phoenix Satellite Television Company Limited and Beijing Tianying Jiuzhou Network Technology Co., Ltd., dated May 27, 2016 (incorporated by reference Exhibit 99.2 to our report on Form 6-K (File No. 001-35158) filed with the Securities and Exchange Commission on May 27, 2016).

4.29

Program Text/Graphics Resource License Agreement between Phoenix Satellite Television Company Limited and Beijing Tianying Jiuzhou Network Technology Co., Ltd., dated May 27, 2016 (incorporated by reference Exhibit 99.3 to our report on Form 6-K (File No. 001-35158) filed with the Securities and Exchange Commission on May 27, 2016).

4.30

Program Resource License Agreement between Phoenix Satellite Television Company Limited and Yifeng Lianhe (Beijing) Technology Co., Ltd., dated May 27, 2016 (incorporated by reference Exhibit 99.4 to our report on Form 6-K (File No. 001-35158) filed with the Securities and Exchange Commission on May 27, 2016).

4.31

Program Text/Graphics Resource License Agreement between Phoenix Satellite Television Company Limited and Yifeng Lianhe (Beijing) Technology Co., Ltd., dated May 27, 2016 (incorporated by reference Exhibit 99.5 to our report on Form 6-K (File No. 001-35158) filed with the Securities and Exchange Commission on May 27, 2016).

4.32

Program Resource License Agreement between Phoenix Satellite Television Company Limited and Beijing Fenghuang Interactive Entertainment Network Technology Co., Ltd, dated May 27, 2016 (incorporated by reference Exhibit 99.6 to our report on Form 6-K (File No. 001-35158) filed with the Securities and Exchange Commission on May 27, 2016).

4.33

Program Text/Graphics Resource License Agreement between Phoenix Satellite Television Company Limited and Beijing Fenghuang Interactive Entertainment Network Technology Co., Ltd, dated May 27, 2016 (incorporated by reference Exhibit 99.7 to our report on Form 6-K (File No. 001-35158) filed with the Securities and Exchange Commission on May 27, 2016).

4.34

The Third Supplemental Agreement to the Trademark License Agreement by and among Phoenix Satellite Television Trademark Limited, Beijing Tianying Jiuzhou Network Technology Co., Ltd. and Yifeng Lianhe (Beijing) Technology Co., Ltd., dated May 27, 2016 (incorporated by reference Exhibit 99.8 to our report on Form 6-K (File No. 001-35158) filed with the Securities and Exchange Commission on May 27, 2016).

4.35

Loan Agreement Memorandum, dated as of January 3, 2011, between Phoenix Satellite Television Co., Ltd and Phoenix Satellite Television Information Limited (incorporated by reference Exhibit 10.23 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.36

Translation of the Cooperation Agreement, dated as of December 29, 2009, between China Mobile Communications Corporation and Tianying Jiuzhou (incorporated by reference Exhibit 10.24 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.37

Translation of the Cooperation Agreement, dated as of February 14, 2011, between China Mobile Communications Corporation and Tianying Jiuzhou (incorporated by reference Exhibit 10.25 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

*4.38

Schedule of Material Differences between the Cooperation Agreement, dated as of February 14, 2011, between China Mobile Communications Corporation and Beijing Tianying Jiuzhou Network Technology Co., Ltd. entered into in 2011, filed as Exhibit 10.25 to the Registration Statement on Form F-1 (File No. 333-173666) (“Cooperation Agreement 2011”), the Cooperation Agreement, dated as of June 20, 2014, between China Mobile Communications Corporation and Beijing Tianying Jiuzhou Network Technology Co., Ltd. entered into in 2014 (“Cooperation Agreement 2014”), the Cooperation Agreement, dated as of September 16, 2015, between China Mobile Communications Corporation and Beijing Tianying Jiuzhou Network Technology Co., Ltd. entered into in 2015 (“Cooperation Agreement 2015”) and the Cooperation Agreement, dated as of January 16, 2017, between China Mobile Communications Corporation and Beijing Tianying Jiuzhou Network Technology Co., Ltd. entered into in 2017 and as to 2016 and 2017 (“Cooperation Agreement 2016”).

4.39

Share Purchase Agreement, dated as of September 10, 2014, among Particle Inc., Particle (HK) Limited, Beijing Particle Information Technology Co., Ltd., Beijing Yidianwangju Technology Co., Ltd., Zhaohui Zheng, Xuyang Ren, Xin Li, Rongqing Lu, Shunwei TMT II Limited, Red Better Limited and our company (incorporated by reference Exhibit 4.29 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2014 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 30, 2015).

4.40

Share Purchase Agreement, dated as of November 7, 2014, among Zhaohui Zheng, Xin Li, Rongqing Lu, Tengteng Kong, Weijian Lin, Kaifeng Xu, Miao Liu, Yuanyuan Wang, Xiaoxi Wu, Fubo Wang, Shi’an Peng, Sha Zhou, Qiyu Tan and our company (incorporated by reference Exhibit 4.30 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2014 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 30, 2015).

4.41

Share Purchase Agreement, dated as of February 10, 2015, among Particle Inc., Particle (HK) Limited, Beijing Particle Information Technology Co., Ltd., Beijing Yidianwangju Technology Co., Ltd., Zhaohui Zheng, Xuyang Ren, Xin Li, Rongqing Lu, Shunwei TMT II Limited, Red Better Limited and our company (incorporated by reference Exhibit 4.31 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2014 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 30, 2015).

4.42

Share Purchase Agreement, dated as of February 10, 2015, among IDG Technology Venture Investment V, L.P., Yifang Technology Group, Ltd. and our company (incorporated by reference Exhibit 4.32 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2014 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 30, 2015).

4.43

Loan Agreement, dated as of January 28, 2016, among Particle Inc., Particle (HK) Limited, Beijing Particle Information Technology Co., Ltd., Beijing Yidianwangju Technology Co., Ltd., and our company (incorporated by reference Exhibit 4.36 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2015 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 28, 2016).

4.44

Loan Agreement, dated as of April 5, 2016, among Particle Inc., Particle (HK) Limited, Beijing Particle Information Technology Co., Ltd., Beijing Yidianwangju Technology Co., Ltd., and our company (incorporated by reference Exhibit 4.37 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2015 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 28, 2016).

*4.45	Loan Agreement, dated as of August 10, 2016, among Particle Inc., Particle (HK) Limited, Beijing Particle Information Technology Co., Ltd., Beijing Yidianwangju Technology Co., Ltd., and our company.

*4.46

Amendment No. 1 to Loan Agreement Dated as of August 10, 2016, dated as of January 20, 2017, among Particle Inc., Particle (HK) Limited, Beijing Particle Information Technology Co., Ltd., Beijing Yidianwangju Technology Co., Ltd., and our company.

*4.47	Loan Agreement, dated as of November 2, 2016, among Particle Inc., Particle (HK) Limited, Beijing Particle Information Technology Co., Ltd., Beijing Yidianwangju Technology Co., Ltd., and our company.

*4.48

Amendment No. 1 to Loan Agreement Dated as of November 2, 2016, dated as of January 20, 2017, among Particle Inc., Particle (HK) Limited, Beijing Particle Information Technology Co., Ltd., Beijing Yidianwangju Technology Co., Ltd., and our company.

*4.49

English Translation of the Loan Agreement, dated as of January 20, 2017, among Particle Inc., Particle (HK) Limited, Beijing Particle Information Technology Co., Ltd., Beijing Yidianwangju Technology Co., Ltd., and our company.

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

Date: April 28, 2017

Phoenix New Media Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Phoenix New Media Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, consolidated statements of shareholders’ equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of Phoenix New Media Limited (the “Company”) and its subsidiaries at December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of the accompanying Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 28, 2017

Phoenix New Media Limited

Consolidated Balance Sheets

(Amounts in thousands, except for number of shares and per share data)

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$ (Note 2d)
ASSETS
Current assets:
Cash and cash equivalents	310,669	202,694	29,194
Term deposits and short term investments	769,681	781,298	112,530
Restricted cash	125,000	354,602	51,073
Accounts receivable, net	506,351	405,033	58,337
Amounts due from related parties	124,677	156,260	22,506
Prepayments and other current assets	58,574	64,069	9,228
Convertible loans due from a related party (Note 10)	—	104,429	15,041
Deferred tax assets	35,963	54,307	7,822
Total current assets	1,930,915	2,122,692	305,731
Non-current assets:
Property and equipment, net	80,537	72,087	10,383
Intangible assets, net	12,404	9,475	1,365
Available-for-sale investments	513,994	939,432	135,306
Equity investments, net	11,610	8,809	1,269
Other non-current assets	17,746	16,047	2,311
Total non-current assets	636,291	1,045,850	150,634
Total assets	2,567,206	3,168,542	456,365
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including amounts of the consolidated VIEs, excluding intercompany amounts, without recourse to the Company of RMB502,696 and RMB437,969 (US$63,080) as of December 31, 2015 and 2016, respectively. Note 1):

Short-term bank loans	131,046	358,602	51,649
Accounts payable	289,148	260,902	37,578
Amounts due to related parties	19,368	18,720	2,696
Advances from customers	15,239	27,825	4,008
Taxes payable	93,120	75,652	10,896
Salary and welfare payable	114,028	130,329	18,771
Accrued expenses and other current liabilities	80,891	111,049	15,994
Total current liabilities	742,840	983,079	141,592

Non-current liabilities (including amounts of the consolidated VIEs, excluding intercompany amounts, without recourse to the Company of RMB19,680 and RMB20,979 (US$3,022) as of December 31, 2015 and 2016, respectively. Note 1):

Deferred tax liabilities	1,312	1,312	189
Long-term liabilities	18,368	21,723	3,129
Total non-current liabilities	19,680	23,035	3,318
Total liabilities	762,520	1,006,114	144,910
Commitments and contingencies (Note 22)
Shareholders’ equity:
Phoenix New Media Limited shareholders’ equity:
Class A ordinary shares (US$0.01 par value, 680,000,000 shares authorized; 253,250,854 and 254,909,790 shares issued and outstanding as of December 31, 2015 and 2016, respectively)	16,733	16,843	2,426
Class B ordinary shares (US$0.01 par value, 320,000,000 shares authorized; 317,325,360 and 317,325,360 shares issued and outstanding as of December 31, 2015 and 2016, respectively)	22,053	22,053	3,176
Additional paid-in capital	1,551,104	1,555,511	224,040
Statutory reserves	70,311	77,946	11,227
Retained earnings	122,093	195,069	28,096
Accumulated other comprehensive income	23,341	298,346	42,971
Total Phoenix New Media Limited shareholders’ equity	1,805,635	2,165,768	311,936
Noncontrolling interests	(949)	(3,340)	(481)
Total shareholders’ equity	1,804,686	2,162,428	311,455
Total liabilities and shareholders’ equity	2,567,206	3,168,542	456,365

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Comprehensive Income

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	For the Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Revenues(1):
Net advertising revenues	1,190,158	1,226,516	1,232,210	177,475
Paid services revenues	447,702	382,680	212,697	30,635
Total revenues	1,637,860	1,609,196	1,444,907	208,110
Cost of revenues(1)	(781,632)	(829,386)	(726,807)	(104,682)
Gross profit	856,228	779,810	718,100	103,428
Operating expenses(1):
Sales and marketing expenses	(330,777)	(346,133)	(339,171)	(48,851)
General and administrative expenses	(137,818)	(183,989)	(181,677)	(26,167)
Technology and product development expenses	(149,996)	(170,714)	(161,880)	(23,316)
Total operating expenses	(618,591)	(700,836)	(682,728)	(98,334)
Income from operations	237,637	78,974	35,372	5,094
Other income:
Interest income	46,535	30,234	35,113	5,057
Interest expense	—	(2,328)	(7,061)	(1,017)
Foreign currency exchange (loss)/gain	(6,059)	(1,054)	9,608	1,384
Gain on disposal of subsidiaries and acquisition of equity investments	29,660	—	—	—
Loss from equity investments, including impairments	(18,538)	(41,861)	(1,776)	(256)
Gain on disposal of an equity investment and acquisition of available-for-sale investments	—	4,643	—	—
Others, net	21,261	29,294	21,053	3,032
Income before tax	310,496	97,902	92,309	13,294
Income tax expense	(48,377)	(25,517)	(14,089)	(2,029)
Net income	262,119	72,385	78,220	11,265
Net loss attributable to noncontrolling interests	972	1,199	2,391	344
Net income attributable to Phoenix New Media Limited	263,091	73,584	80,611	11,609
Net income	262,119	72,385	78,220	11,265
Other comprehensive income (net of nil tax for all years ): fair value remeasurement for available-for-sale investments	40,283	15,869	247,336	35,624
Other comprehensive income (net of nil tax for all years): foreign currency translation adjustment	4,503	22,813	27,669	3,985
Comprehensive income	306,905	111,067	353,225	50,874
Comprehensive loss attributable to noncontrolling interests	972	1,199	2,391	344
Comprehensive income attributable to Phoenix New Media Limited	307,877	112,266	355,616	51,218
Net income attributable to Phoenix New Media Limited	263,091	73,584	80,611	11,609
Net income per Class A and Class B ordinary share:
Basic	0.44	0.13	0.14	0.02
Diluted	0.43	0.13	0.14	0.02
Net income per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	3.52	1.03	1.12	0.16
Diluted	3.42	1.01	1.12	0.16
Weighted average number of Class A and Class B ordinary shares used in computing net income per share:
Basic	597,616,623	571,247,723	573,521,536	573,521,536
Diluted	614,620,110	580,785,256	577,037,906	577,037,906

(1)    Transactions with related parties included in revenues, cost of revenues and operating expenses are as follows (Note 23):

Net advertising revenues	55,565	71,048	98,413	14,174
Paid services revenues	291,610	276,712	122,844	17,693
Cost of revenues	(45,917)	(49,363)	(29,057)	(4,185)
Sales and marketing expenses	(1,246)	(1,788)	(1,277)	(184)
General and administrative expenses	(354)	(1,812)	(260)	(37)

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Shareholders’ Equity

(Amounts in thousands, except for number of shares)

	Phoenix New Media Limited Shareholders’ Equity
									(Accumulated	Accumulated
							Additional		deficit)/	other		Total
	Class A ordinary shares		Class B ordinary shares		Treasury stock		paid-in	Statutory	Retained	comprehensive	Noncontrolling	shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	earnings	(loss)/income	interests	equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2013	282,578,957	18,530	317,325,360	22,053	—	—	1,734,993	50,330	(194,601)	(60,127)	3,857	1,575,035
Share-based compensation	—	—	—	—	—	—	53,181	—	—	—	—	53,181
Issuance of ordinary shares upon settlement of share-based awards	6,928,776	426	—	—	—	—	9,217	—	—	—	—	9,643
Repurchase of ordinary shares	—	—	—	—	(32,168,584)	(241,344)	—	—	—	—	—	(241,344)
Cancellation of repurchased ordinary shares	(30,128,928)	(1,854)	—	—	30,128,928	227,965	(227,267)	—	—	—	—	(1,156)
Cancellation of restricted shares	(168,752)	(10)	—	—	—	—	10	—	—	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	—	—	15,638	(15,638)	—	—	—
Fair value changes of available-for-sale investments	—	—	—	—	—	—	—	—	—	40,283	—	40,283
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	4,503	—	4,503
Issuance of ordinary shares for investment	3,034,245	186	—	—	—	—	17,093	—	—	—	—	17,279
Disposal of certain investment in a subsidiary	—	—	—	—	—	—	—	—	—	—	(2,885)	(2,885)
Net income	—	—	—	—	—	—	—	—	263,091	—	(972)	262,119
Balance as of December 31, 2014	262,244,298	17,278	317,325,360	22,053	(2,039,656)	(13,379)	1,587,227	65,968	52,852	(15,341)	—	1,716,658
Share-based compensation	—	—	—	—	—	—	34,354	—	—	—	—	34,354
Issuance of ordinary shares upon settlement of share-based awards	3,822,780	240	—	—	—	—	8,534	—	—	—	—	8,774
Repurchase of ordinary shares	—	—	—	—	(10,776,568)	(65,910)	—	—	—	—	—	(65,910)
Cancellation of repurchased ordinary shares	(12,816,224)	(785)	—	—	12,816,224	79,289	(79,011)	—	—	—	—	(507)
Appropriation to statutory reserves	—	—	—	—	—	—	—	4,343	(4,343)	—	—	—
Fair value changes of available-for-sale investments	—	—	—	—	—	—	—	—	—	15,869	—	15,869
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	22,813	—	22,813
Capital contribution received from noncontrolling shareholders	—	—	—	—	—	—	—	—		—	250	250
Net income	—	—	—	—	—	—	—	—	73,584	—	(1,199)	72,385
Balance as of December 31, 2015	253,250,854	16,733	317,325,360	22,053	—	—	1,551,104	70,311	122,093	23,341	(949)	1,804,686
Share-based compensation	—	—	—	—	—	—	1,890	—	—	—	—	1,890
Issuance of ordinary shares upon settlement of share-based awards	1,658,936	110	—	—	—	—	2,517	—	—	—	—	2,627
Appropriation to statutory reserves	—	—	—	—	—	—	—	7,635	(7,635)	—	—	—
Fair value changes of available-for-sale investments	—	—	—	—	—	—	—	—	—	247,336	—	247,336
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	27,669	—	27,669
Net income	—	—	—	—	—	—	—	—	80,611	—	(2,391)	78,220
Balance as of December 31, 2016	254,909,790	16,843	317,325,360	22,053	—	—	1,555,511	77,946	195,069	298,346	(3,340)	2,162,428
Balance as of December 31, 2016 (in US$)		2,426		3,176		—	224,040	11,227	28,096	42,971	(481)	311,455

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net income	262,119	72,385	78,220	11,265
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	53,181	34,354	1,890	273
Provision for allowance for doubtful accounts, including related party balances	9,229	49,320	48,199	6,942
Depreciation and amortization expense	36,323	45,473	41,952	6,042
Impairment of intangible assets	—	3,822	87	13
Loss from equity investments, including impairments	18,538	41,861	1,776	256
Deferred income tax	(3,226)	(11,398)	(18,344)	(2,642)
Loss on disposal of property and equipment	589	749	55	8
Gain on disposal of subsidiaries and acquisition of equity investments	(29,660)	—	—	—
Gain on disposal of an equity investment and acquisition of available-for-sale investments	—	(4,643)	—	—
Foreign currency exchange loss/(gain)	6,059	1,054	(9,608)	(1,384)
Changes in operating assets and liabilities:
Accounts receivable	(180,904)	(59,772)	55,308	7,966
Prepayments and other current assets	(14,320)	(18,254)	(18,531)	(2,669)
Amounts due from related parties	(50,684)	41,368	7,878	1,135
Other non-current assets	(1,076)	(4,404)	1,699	245
Accounts payable	63,419	24,415	(31,539)	(4,543)
Advances from customers	7,202	(2,348)	12,586	1,813
Salary and welfare payable	13,023	8,955	16,301	2,348
Taxes payable	36,432	4,182	(17,468)	(2,516)
Amounts due to related parties	1,455	(3,980)	(289)	(42)
Accrued expenses and other current liabilities	41,139	(3,828)	30,159	4,344
Long-term liabilities	4,636	1,501	3,355	483
Net cash provided by operating activities	273,474	220,812	203,686	29,337
Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(35,387)	(43,457)	(29,282)	(4,217)
Placement of term deposits and short term investments	(3,565,274)	(3,288,344)	(3,199,923)	(460,885)
Maturity of term deposits and short term investments	4,082,583	2,562,584	3,189,803	459,427
Investments in available-for-sale investments	(36,810)	(352,008)	—	—
Investments in equity investments	(37,681)	(10,643)	—	—
Disposal of subsidiaries, net of cash received	(14,259)	—	—	—
Loans provided to a related party	—	—	(45,865)	(6,606)
Issuance of convertible loans to a related party	—	—	(228,280)	(32,879)
Change in restricted cash	—	(125,000)	(229,602)	(33,070)
Net cash provided by/(used in) investing activities	393,172	(1,256,868)	(543,149)	(78,230)
Cash flows from financing activities:
Proceeds from exercise of stock options	8,756	6,944	2,436	351
Proceeds from short-term bank loans	—	123,589	214,712	30,925
Repurchase of ordinary shares	(242,500)	(66,417)	—	—
Capital contribution received from noncontrolling shareholders	10,000	250	—	—
Net cash (used in)/provided by financing activities	(223,744)	64,366	217,148	31,276
Effect of exchange rate changes on cash and cash equivalents	(2,193)	(3,488)	14,340	2,065
Net increase/(decrease) in cash and cash equivalents	440,709	(975,178)	(107,975)	(15,552)
Cash and cash equivalents at the beginning of the year	845,138	1,285,847	310,669	44,746
Cash and cash equivalents at the end of the year	1,285,847	310,669	202,694	29,194
Supplemental disclosure of cash flow information:
Cash paid during the period for income taxes	32,786	36,044	46,392	6,682
Supplemental disclosure of non-cash investing activities:
Investments in available-for-sale investments by conversion of convertible loans issued to a related party	—	—	143,820	20,714

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

1.  Organization and Principal Activities

Phoenix New Media Limited (“PNM”, or the “Company”) was incorporated in the Cayman Islands on November 22, 2007 by Phoenix Satellite Television (B.V.I.) Holding Limited (the “Parent”), a subsidiary of Phoenix Satellite Television Holdings Ltd. (the “Phoenix TV”). Phoenix TV, its subsidiaries and variable interest entities (“VIEs”) are collectively referred to as the Phoenix TV Group. As of December 31, 2016, the Company had eleven subsidiaries, four VIEs and eleven subsidiaries of VIEs. The Company, its subsidiaries, VIEs and subsidiaries of the VIEs are hereinafter collectively referred to as the “Group”. The Group generates revenues from providing advertising services and paid services, which include digital entertainment and games and others. While the VIEs hold certain licenses and approvals to operate Internet-related businesses in the People’s Republic of China (“China” or the “PRC”), they are also in the process of applying for licenses for the operations of their businesses, including an Internet audio-visual program transmission license and an Internet news license.

The details of the subsidiaries, VIEs and the subsidiaries of the VIEs as of December 31, 2016 are set out below:

			Percentage
			of Direct or
			Indirect
	Place of	Date of	Economic	Principal
Name	Incorporation	Incorporation	Ownership	Activity
Direct subsidiaries:
Phoenix Satellite Television Information Limited	British Virgin Islands (“BVI”)	September 1, 1999	100%	Investment holding
Phoenix New Media (Hong Kong) Company Limited	Hong Kong	February 24, 2011	100%	Advertising
Phoenix New Media (Hong Kong) Information Technology Company Limited	Hong Kong	April 22, 2014	100%	Investment holding
I Game Limited	Cayman Island	May 20, 2014	100%	Investment holding
Convergence Investment Co. Ltd.	Cayman Island	July 17, 2015	100%	Investment holding
Indirect subsidiaries:
Fenghuang On-line (Beijing) Information Technology Co., Ltd. (“Fenghuang On-line”)	PRC	December 20, 2005	100%	Technical consulting
Beijing Fenghuang Yutian Software Technology Co., Ltd. (“Fenghuang Yutian”)	PRC	June 15, 2012	100%	Software development
Fenghuang Feiyang (Beijing) New Media Information Technology Co., Ltd. (“Fenghuang Feiyang”)	PRC	October 25, 2013	100%	Advertising
I Game (Hong Kong) Company Limited	Hong Kong	June 10, 2014	100%	Game
Beijing Fenghuang Borui Software Technology Co., Ltd. (“Fenghuang Borui”)	PRC	October 13, 2014	100%	Software development
Qieyiyou (Beijing) Information Technology Co., Ltd. (“Qieyiyou”)	PRC	November 28, 2014	100%	Game
VIEs:
Beijing Tianying Jiuzhou Network Technology Co., Ltd. (“Tianying Jiuzhou”)	PRC	April 18, 2000	100%	Advertising and paid services
Yifeng Lianhe (Beijing) Technology Co., Ltd. (“Yifeng Lianhe”)	PRC	June 16, 2006	100%	Mobile value-added services
Beijing Chenhuan Technology Co., Ltd. (“Chenhuan”)	PRC	June 10, 2014	100%	Game
Shanghai Meowpaw Information Technology Co., Ltd. (“Meowpaw”)	PRC	January 14, 2015	75%	Game
Subsidiaries of VIEs:
Beijing Tianying Chuangzhi Advertising Co., Ltd. (“Tianying Chuangzhi”)	PRC	February 8, 2010	100%	Advertising
Beijing Fenghuang Interactive Entertainment Network Technology Co., Ltd. (“Fenghuang Interactive Entertainment “)	PRC	June 1, 2012	100%	Paid services
Tianjin Fenghuang Mingdao Culture Communication Co., Ltd. (“Fenghuang Mingdao”)	PRC	May 24, 2013	100%	Advertising
Beijing Youjiuzhou Technology Co., Ltd. (“Youjiuzhou”)	PRC	June 10, 2014	100%	Game
Beijing Huanyou Tianxia Technology Co., Ltd. (“Huanyou Tianxia”)	PRC	June 16, 2014	100%	Game
Chengdu Huanyou Tianxia Network Technology Co., Ltd. (“Chengdu Huanyou”)	PRC	January 20, 2015	100%	Game
Shanghai Yixi Network Technology Co., Ltd. (“ Yixi”)	PRC	March 26, 2015	100%	Software development
Beijing Fenghuang Convergence Investment Co., Ltd. (“Fenghuang Convergence”)	PRC	September 18, 2015	100%	Investment holding
Beijing Fenghuang Yunfu Information Technology Co., Ltd. (“Fenghuang Yunfu “)	PRC	April 12, 2016	100%	Software development
Beijing Kanpanbao Technology Co., Ltd. (“Kanpanbao “)	PRC	April 15, 2016	70%	Software development
Shanghai Fengyu Shixun Technology Co., Ltd (“Fengyu Shixun”)	PRC	December 21, 2016	100%	Mobile value-added services

Phoenix New Media Limited

Notes to Consolidated Financial Statements

1.  Organization and Principal Activities (Continued)

In order to comply with Chinese laws and regulations that prohibit or restrict foreign ownership of companies that operate Internet content, advertising and game businesses, a series of agreements (the “Contractual Agreements”) were entered into among Fenghuang On-line, Tianying Jiuzhou, Yifeng Lianhe and their legal shareholders in 2009, and among Qieyiyou, Chenhuan,and their legal shareholders in 2015. Through the aforementioned activities, Tianying Jiuzhou, Yifeng Lianhe and Chenhuan, are considered as VIEs in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Fenghuang On-line and Qieyiyou are entitled to substantially all the economic risks and rewards associated with the VIEs, and are the primary beneficiaries of the VIEs, respectively.

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

Exclusive Equity Option Agreements

Under the exclusive equity option agreements among the VIEs, their legal shareholders and Fenghuang On-line or Qieyiyou, legal shareholders of the VIEs irrevocably granted Fenghuang On-line or Qieyiyou or their designated person an irrevocable, unconditional and exclusive option to purchase, to the extent permitted by applicable PRC laws, all of the equity interest in the VIEs from the legal shareholders. The purchase price for the entire equity interest is to be calculated based on the paid-up amount of the relevant equity interest or the minimum price permitted by applicable PRC laws. The exclusive equity option agreement will remain in effect until all of the equity interest in the VIEs has been duly transferred to Fenghuang On-line or Qieyiyou or their designated representatives.

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

In January 2015, in order to leverage the Group’s brand, content platform and large user base to expand into more entertainment related businesses, the Group established a new subsidiary Meowpaw with share capital of RMB1.0 million (US$0.2 million). Meowpaw is engaged in creating intellectual properties, related games, books, movies and animations, etc. The Group held 75% of the shares, and the noncontrolling shareholder, who was an individual, held the rest of 25%. Meowpaw’s share capital was not sufficient to support its operations. In addition to the capital injection, as of December 31, 2016, the Group has provided a long-term financing of RMB79.0 million (US$11.4 million) to support its operations. In accordance with ASC810-10, Variable Interest Entities, Meowpaw is thinly capitalized and consolidated as a variable interest entity. Meowpaw may not pay any dividend to shareholders until the accumulated retained earnings is over RMB35.0 million (US$5.4 million). The Group owns 75% equity interest of Meowpaw, it can absorb a majority of Meowpaw’s expected loss, owns the power to direct Meowpaw’s activities and most significantly impacted Meowpaw’s economic performance, therefore, the Group is the primary beneficiary of Meowpaw and consolidated Meowpaw under VIE model.

The Company has the power to direct the activities of all the VIEs, including the VIEs aforementioned in the Contractual Agreements and Meowpaw, and can freely have assets transferred out of all the VIEs without any restrictions. Only the registered capital and PRC statutory reserves of the consolidated VIEs amounted to RMB29.3 million (US$4.2 million) as of December 31, 2016 can be used to solely settle obligations of the VIEs and subsidiaries of the VIEs. As all the VIEs and subsidiaries of the VIEs are incorporated as limited liability companies under the PRC Company Law, the creditors of the VIEs and subsidiaries of the VIEs do not have recourse to the general credit of the Company. The amounts of the consolidated VIEs’ current liabilities without recourse to the Company disclosed on the face of the consolidated balance sheets have excluded the amounts due to inter-company entities.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

1.  Organization and Principal Activities (Continued)

The following tables set forth the summarized assets, liabilities, results of operations and cash flows of the consolidated VIEs (in thousands):

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
Current assets	1,075,360	965,552	139,068
Non-current assets	79,211	72,379	10,425
Total assets	1,154,571	1,037,931	149,493
Short-term bank loans	—	2,000	288
Accounts payable	282,509	216,978	31,251
Amounts due to related parties	2,694	1,447	208
Amounts due to inter-company entities	406,538	386,969	55,735
Advances from customers	13,745	18,420	2,653
Taxes payable	56,034	51,850	7,468
Salary and welfare payable	85,019	60,010	8,643
Accrued expenses and other current liabilities	62,695	87,264	12,569
Current liabilities	909,234	824,938	118,815
Non-current liabilities	19,680	20,979	3,022
Total liabilities	928,914	845,917	121,837

	For the Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Revenues	1,632,827	1,504,370	1,140,954	164,332
Net income/(loss)	53,141	22,329	(30,641)	(4,413)

	For the Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Net cash (used in)/provided by operating activities	(110,741)	(91,907)	34,079	4,908
Net cash provided by/(used in) investing activities	403,635	(197,307)	(124,610)	(17,948)
Net cash provided by financing activities	10,000	250	2,000	288

As of December 31, 2016, the total assets for the consolidated VIEs mainly comprised of cash and cash equivalents, term deposits and short term investments, accounts receivable, prepayments and other current assets, amounts due from related parties and property and equipment. There was no pledge or collateralization of these assets. Unrecognized revenue-producing assets that are held by the VIEs and subsidiaries of the VIEs comprise the Internet Content Provision License, the Online Culture Operating Permit, the Internet Publication License, the Permit for Production and Operation of Radio and TV Programs, the Value-added Telecommunications Business Operating License, trademark, and domain name. Recognized revenue-producing assets that are held by the VIEs and subsidiaries of the VIEs comprise property and equipment and operating rights for licensed games. As of December 31, 2016, the total liabilities for the consolidated VIEs mainly comprised short-term bank loans, accounts payable, amounts due to related parties, amounts due to inter-company entities, advances from customers, salary and welfare payable, taxes payable, accrued expenses and other current liabilities and non-current liabilities. After netting off the amount of inter-company transactions between the consolidated VIEs and other subsidiaries within the Group, the net fee paid or payable to other subsidiaries of the Group by the consolidated VIEs were RMB414.4 million, RMB242.4 million and RMB54.8 million (US$7.9 million) for the years ended December 31, 2014, 2015 and 2016, respectively. The balances and transactions of the consolidated VIEs were reflected in the Company’s consolidated financial statements with inter-company transactions eliminated.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

1.  Organization and Principal Activities (Continued)

It is possible that the Group’s operation of certain of its operations and businesses through VIEs could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Group’s management considers the possibility of such a finding by PRC regulatory authorities under current law and regulations to be remote, on January 19, 2015, the Ministry of Commerce of the PRC, or (the “MOFCOM”) released on its Website for public comment a proposed PRC law (the “Draft FIE Law”) that appears to include VIEs within the scope of entities that could be considered to be foreign invested enterprises (or “FIEs”) that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through Contractual Arrangements within the definition of “actual control”. If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through Contractual Arrangements could be construed to reach the Group’s VIE arrangements, and as a result the Group’s VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law does not make clear how “control” would be determined for such purpose, and is silent as to what type of enforcement action might be taken against existing VIEs that operate in restricted industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If a finding were made by PRC authorities, under existing law and regulations or under the Draft FIE Law if it becomes effective, that the Group’s operation of certain of its operations and businesses through VIEs, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Group’s income, revoking the business or operating licenses of the affected businesses, requiring the Group to restructure its ownership structure or operations, or requiring the Group to discontinue all or any portion of its operations. Any of these actions could cause significant disruption to the Group’s business operations, and have a severe adverse impact on the Group’s cash flows, financial position and operating performance.

2.  Principal Accounting Policies

(a) Basis of presentation, principles of consolidation, recognition of noncontrolling interests and cost allocations

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and the subsidiaries of the VIEs. The consolidated financial statements have been prepared in accordance with U.S. GAAP and on a going concern basis. All significant transactions and balances among the Company, its subsidiaries, its VIEs and the subsidiaries of the VIEs have been eliminated upon consolidation. The Company consolidates the VIEs as required by Accounting Standards Codification (“ASC”) 810 Consolidation, because Fenghuang On-line and Qieyiyou hold all the variable interests of the VIEs and have been determined to be the primary beneficiaries of the VIEs (see Note 1).

The Group and Phoenix TV Group have engaged in various mutual cooperation activities in content, branding, promotions, technical support and corporate management. The Group entered into a cooperation agreement (“Agreement”) with Phoenix TV which stipulates the costs and expenses charged to the Group related to content and other services provided by Phoenix TV Group. Based on the Agreement, the Group paid to Phoenix TV Group 50% of the after-tax revenues earned from sublicensing Phoenix TV Group’s video content to third parties, plus a fixed amount of payment to cover other services provided by Phoenix TV Group. The fixed amount was RMB1.6 million for the first year of the Agreement, and increased by 25% annually. The Agreement was effective as of January 1, 2010 and expired on May 27, 2016. The Group and Phoenix TV Group entered into a new set of agreements (“New Agreements”), effective as of May 27, 2016 and will expire on May 26, 2019, to amend and replace the previous Agreement and provide the terms of continued cooperation. The fees payable to Phoenix TV Group by the Group are RMB10.0 million for the first year of the New Agreements, which will incrementally increase by 15% for each subsequent year of the New Agreements. Unlike the Agreement, the New Agreements do not grant the Group the right to sublicense Phoenix TV Group's copyrighted content to third parties.  As such, the Group does not incur such revenue sharing fee to Phoenix TV Group accordingly.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(b) Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates. These estimates and assumptions include, but are not limited to, the accounting for advertising and paid services revenues, the determination of estimated selling prices of multiple elements revenues contract, accounting for income taxes and uncertain tax positions, allowance for doubtful accounts, share-based compensation, consolidation, foreign currency translation, determination of the estimated useful lives of property and equipment and intangible assets, assessment of impairment of long-lived assets and equity investments, determination of the fair value of financial instruments, and determination of the fair value of retained equity interest in deconsolidation.

(c) Foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The Company’s operations in the PRC and in international regions use their respective currencies as their functional currencies. In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use US$ or HK$ as their functional currency, have been translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”). Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and have been shown as a component of other comprehensive loss or income in the consolidated statements of shareholders’ equity and the consolidated statements of comprehensive income.

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

(d) Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.9430 on December 30, 2016 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(e) Fair value of financial instruments

U.S. GAAP establishes a three-tier hierarchy to prioritize the inputs used in the valuation methodologies in measuring the fair value of financial instruments. This hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three-tier fair value hierarchy is:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2— Include other inputs that are directly or indirectly observable in the marketplace

Level 3—Unobservable inputs which are supported by little or no market activity

U.S. GAAP describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset. When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. All financial assets and liabilities are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis.

The Group’s financial instruments include cash equivalents, term deposits, short term investments, restricted cash, accounts receivable, amounts due from related parties, prepayments and other current assets, convertible loans due from a related party, available-for-sale investments, accounts payable, amounts due to related parties, advances from customers, salary and welfare payable, accrued expense, short-term bank loans and other current liabilities and other non-current assets. Refer to Note 19 for details.

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

Short term investments represent interest-bearing deposits placed with financial institutions which are restricted to withdrawal and use. The investments are issued by commercial bank in the PRC with a variable interest rate indexed to performance of underlying assets. All investments are expected to be realized in cash during the next 12 months.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(j) Convertible loans due from a related party

Convertible loans due from a related party represent short-term loans advanced to a related party of which the Group may at its option convert all or a portion into preferred shares. The Group has determined that the convertible loans are not within the scope ASC 320 Investment — debt and equity securities and it is accounted for under ASC 310 Receivables. The conversion features were considered as embedded derivatives that do not meet the criteria to be bifurcated under ASC 815-15-25-1 and were accounted for in a similar method as for the short-term loans advanced to a related party. The Group accounts for the convertible loans due from a related party at an amortized cost basis after deduction of any other-than-temporary impairment loss and reviews for impairment on a regular basis.

(k) Property and equipment, net

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

(l) Intangible assets, net

Intangible assets mainly consist of computer software purchased from unrelated third parties, operating rights for licensed games and an Internet domain name. Intangible assets are stated at cost less impairment and accumulated amortization, which is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are 5 years for computer software, 10 years for Internet domain names, and the estimated life cycle for licensed games.

(m) Available-for-sale investments

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

(n) Equity investments

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

Investments in entities in which the Group does not have significant influence and which does not have readily determinable fair value are accounted for using the cost method of accounting in accordance with ASC subtopic 325-20 Investments-Other-Cost Method Investments. An impairment loss on the equity investments is recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(o) Impairment of long-lived assets

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

(p) Revenue recognition

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

(i)                          Net advertising revenues

Advertising revenues are derived principally from advertising arrangements where the advertisers pay to place their advertisements on the Group’s ifeng.com, mobile Internet website i.ifeng.com and its mobile applications in different formats over a particular period of time. Such formats generally include but are not limited to banners, news feed, text-links, videos, logos, buttons and rich media.

The majority of the Group’s advertising revenue arrangements involve multiple element deliverables, including placements of different advertisement formats on the Group’s website over different periods of time. The Group breaks down the multiple element arrangements into single units of accounting when possible, and allocates total consideration to each single unit of accounting using the relative selling price method. For most deliverables in its multiple element arrangements, the Group uses management’s best estimate of the selling price in the allocation as the vendor-specific objective evidence or third-party evidence of selling price is not available for those deliverables. The best estimate of the selling price is determined based on the publicly published advertising rate card, times the relevant discount rates, which are taking into considerations of the historical trend, the pricing of advertising areas sold with similar popularities, advertisements with similar formats and quoted prices from competitors, and other relevant market conditions. The Group recognizes revenue on the elements delivered and defers the recognition of revenue for the estimated value of the undelivered elements until the remaining obligations have been satisfied. Where all of the elements within an arrangement are delivered uniformly over the agreement period, the revenues are recognized on a straight-line basis over the contract period.

Currently the advertising business has three main types of pricing models, consisting of the Fixed Price model, the Cost Per Impression (“CPM”) model, and the Cost Per Click (“CPC”) model.

Fixed Price model

Under the Fixed Price model, advertisements on the Group’s website are generally charged on the basis of duration, and advertising contractual arrangements are entered to establish the fixed price and the advertising services to be provided. Where collectability is reasonably assured, advertising revenues from advertising contractual arrangements are recognized ratably over the contract period of display.

CPM model

Under the CPM model, the unit price for each qualifying display is fixed, but there is no overall fixed price for the advertising services stated in the contract with the advertiser. A qualifying display is defined as the appearance of an advertisement, where the advertisement meets criteria specified in the contract. Revenue is recognized based on the fees charged to the advertisers, which are based on the unit prices and the number of qualifying displays.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(p) Revenue recognition (continued)

(i)                Net advertising revenues (continued)

CPC model

Under the CPC model, there is no overall fixed price for advertising services stated in the contract with the advertiser. The Group charges advertisers on a per-click basis when the users click on the advertisements. The unit price for each click is auction-based. The revenue is recognized based on qualified clicks and unit price.

Agency service fees to third-party advertising agencies

The Group provides cash incentives in the form of agency service fees to certain third-party advertising agencies based on sales performance, and accounts for such incentives as a reduction of revenue in accordance with ASC 605-50-25, Customer Payments and Incentives: Recognition. The Group has estimated and recorded RMB176.8 million, RMB161.6 million and RMB169.6 million (US$24.4 million) in agency service fees to third-party advertising agencies for the years ended December 31, 2014, 2015 and 2016, respectively.

Barter transactions

The Group enters into barter transactions involving advertising services and follows ASC 605-20, Revenue Recognition: Services. Such barter transactions should be recorded at fair value only if such value of the advertising surrendered in the transaction is determinable within reasonable limits. The Group did not recognize revenue and expenses for advertising-for-advertising barter transactions since the fair value of the advertising services surrendered or received in the transaction is not determinable for the years ended December 31, 2014, 2015 and 2016. Except for advertising-for-advertising barter transactions, the Group recognized revenue from barter transactions involving exchanging advertising services for content, technical, application pre-installation services and others amounted to RMB1.0 million, RMB1.4 million and RMB2.8 million (US$0.4 million) for the years ended December 31, 2014, 2015 and 2016, respectively.

(ii)                      Paid services revenues

The Group offers a wide variety of paid services primarily through mobile channel and operations with the telecom operators. Prior to 2016, the Group’s paid service revenues mainly comprised of the revenues generated from (a) mobile value-added services through telecom operators’ platforms (“MVAS”) and (b) games and others. Digital reading was previously classified under “games and others”. In order to align with the Group’s overall strategies, in 2016, digital reading was re-classified from “Games and others”, and digital reading together with MVAS was determined as “Digital entertainment”.

As such, effective in 2016, paid services revenues now comprise of (i) revenues from digital entertainment, which includes MVAS and digital reading, and (ii) revenues from games and others, which includes web-based games, mobile games, content sales, and other online and mobile paid services through the Group’s own platforms.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(p) Revenue recognition (continued)

(ii)                      Paid services revenues (continued)

Digital entertainment

Digital Entertainment revenues mainly comprised revenues generated from MVAS and digital reading.

MVAS

MVAS revenues are derived from providing mobile phone users with mobile newspaper services, mobile game services delivered through the telecom operators’ platforms, mobile video services, wireless value-added services (“WVAS”) through telecom operators’ platforms. WVAS include short messaging services (“SMS”), multi-media messaging services (“MMS”), music services such as ring-back tone (“RBT”), interactive voice response (“IVR”) and animation services. Revenues from MVAS are charged on a monthly or per-usage basis, and are recognized in the period in which the service is performed, provided that no significant obligation remains, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

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

Most revenues from mobile newspaper services music services and mobile video services are recorded on a net basis as the Group is acting as an agent of operators in these transactions. For most mobile game services delivered through telecom operators and most WVAS, the Group is responsible for providing desired services to the customers and has primary responsibility and broad discretion to establish price, therefore the Group is considered the primary obligor in these transactions, and revenues from these services are recorded on a gross basis.

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

The Group also contracts with CMCC to provide news content and other services to CMCC. News content and other services are charged for fixed fees respectively. The revenues attributable to the news content are recognized on a straight-line basis over the periods in which the news content are provided. Revenues attributable to other services are recognized when the services are delivered.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(p) Revenue recognition (continued)

(ii)                      Paid services revenues (continued)

Digital reading

Digital reading revenues are derived from providing fee-based internet literatures from writers and digital format books licensed from third-party publishers to customers on both of the Group’s PC and mobile platforms. Most revenues generated from digital reading are recorded on a gross basis and recognized evenly over the subscription period, or in the period in which a pay-per-view service is provided, as the Group is responsible for providing the desired services to the customers and has primary responsibility and broad discretion to establish price, therefore the Group is considered the primary obligor in these transactions.

Games and others

Games and others include web-based games, mobile games, content sales, and other online and mobile paid services through the Group’s own platforms. Revenues from these services are recognized over the periods in which the services are performed, provided that no significant obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

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

Mobile games are licensed from third-party developers. The game portfolio includes action, role-playing and casual games operated on smartphone mobile operation systems, such as iOS and Android. The basic game play functions are free of charge, and players are charged for purchases of in-game virtual items, including perpetual and consumable items. Revenues are recognized over the estimated lives of the perpetual items purchased by game players or as the consumable items are consumed. Most mobile game revenues are recorded on a gross basis as the Group is acting as the principal in offering services to the customers in the transactions.

The Group also provides video programming through its online subscription and pay-per-view services to the customers. Revenues from these services, which are recorded on a gross basis, are recognized evenly over the subscription period, or in the period in which a pay-per-view service is provided.

The Group generates revenues from video content sales agreements for television programming mainly produced by Phoenix TV Group and content purchased from third parties. The video content sales agreements the Group enters into involve the transfer of non-exclusive broadcasting rights to other third-party websites or other Internet and mobile media companies for a definitive license period. In accordance with ASC 926-605, Entertainment-Films, Revenue Recognition, the Group recognizes revenues in respect of its video content sales arrangements when the following criteria are met: persuasive evidence of a video content sales arrangement with a customer exists, the content has been delivered or is available for immediate and unconditional delivery, the sublicense period of the arrangement has begun and the customer can begin its exhibition, the arrangement fee is fixed or determinable, and collection of the arrangement fee is reasonably assured.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(q) Cost of revenues

The Group’s cost of revenues consists primarily of (i) revenue sharing fees, including service fees retained by mobile telecommunications operators which are recognized as cost of revenues for revenues recorded on gross basis and revenue sharing fees paid to the Group’s channel and content partners, (ii) content and operational costs, including personnel-related cost associated with content production and certain advertisement sales support personnel, content procurement costs to third-party professional media companies and to Phoenix TV Group, direct costs related to in-house content production, channel testing costs, rental cost, depreciation and amortization and other miscellaneous costs, (iii) bandwidth costs, and (iv) sales taxes and surcharges, including business tax and value added tax. The sales taxes and surcharges in cost of revenues for the years ended December 31, 2014, 2015 and 2016 were RMB129.8 million, RMB122.5 million and RMB119.8 million (US$17.3 million), respectively.

On November 16, 2011, Ministry of Finance and the State Administration of Taxation announced the Business Tax to Value Added Tax Transformation Pilot Program, or the VAT Pilot Program. Productive service industries, such as the transportation industry and certain modern services industries, were the first in the pilot regions to implement the VAT Pilot Program. The implementation of the VAT Pilot Program began on January 1, 2012 in Shanghai and on September 1, 2012 in Beijing, and was then expanded to seven other provinces and municipalities by the end of 2012. Commencing on August 1, 2013, the implementation of VAT Pilot Program has expanded to all regions in the PRC. As a result of the VAT Pilot Program, the advertising revenues and other modern services revenues, such as games and others services revenues earned by the Group’s entities and technical service fees paid by VIEs to the Group pursuant to the Contractual Agreement, are subject to value-added tax and surcharges at a rate of approximately 6.7%. On April 29, 2014, a notification (the “Cai Shui [2014] No. 43”) was jointly issued by the Ministry of Finance and State Administration of Taxation of the People’s Republic of China, and as approved by the State Council of the People’s Republic of China, the telecommunications industry was included in the scope of the VAT Pilot Program for the transformation from the business tax to value-added tax from June 1, 2014. As a result, the Group’s MVAS revenues are subject to value-added tax and surcharges at a rate of approximately 6.7% from June 1, 2014.

The Group is also subject to a cultural development fee on the provision of advertising services in the PRC. The applicable tax rate is 3% of the net advertising revenues.

(r) Sales and marketing expenses

Sales and marketing expenses comprise primarily of: (i) personnel-related expenses including sales commissions related to the sales and marketing personnel; (ii) advertising and promotion expenses including traffic acquisition expenses; and (iii) rental expense, depreciation and amortization expenses. The Group expenses advertising costs as incurred. Total advertising expenses were RMB64.4 million, RMB117.9 million and RMB160.1 million (US$23.1 million) for the years ended December 31, 2014, 2015 and 2016, respectively.

(s) Technology and product development expenses

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

(t) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of comprehensive income on a straight-line basis over the lease term. The Group normalizes rental expense on operating leases that involve rent concessions.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(u) Share-based compensation

The Company has incentive plans for the granting of share-based awards, including share options, restricted shares and restricted share units. The Company measures the cost of employee services received in exchange for share-based compensation at the grant date fair value of the award. The Company recognizes the share-based compensation as costs or expenses in the consolidated statements of comprehensive income, net of estimated forfeitures, on a graded-vesting basis over the vesting term of the awards.

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

Forfeiture rates are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. The Group uses historical data to estimate pre-vesting option and restricted share units forfeitures and record share-based compensation only for those awards that are expected to vest. Refer to Note 17 for further information regarding share-based compensation assumptions and expenses.

(v) Income taxes

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

Uncertain tax positions

The Group adopted the provisions of ASC 740-10, Income Taxes: Overall, on January 1, 2007, which clarified the accounting for uncertainty in income taxes by prescribing the recognition and measurement thresholds a tax position is required to meet before being recognized in the financial statements. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. Refer to Note 15 for details of the Group’s tax positions.

(w) Employee social security and welfare benefits

Full-time employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. Employee social security and welfare benefits included as cost and expenses in the consolidated statements of comprehensive income were RMB73.7 million, RMB75.6 million and RMB72.6 million (US$10.5 million) for the years ended December 31, 2014, 2015 and 2016, respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(x) Other income — Others, net

Others, net mainly represent government subsidies which primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions. Such income has been recognized when the grants are received and no further conditions need to be met.

(y) Statutory reserves

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

General reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in the registered capital of the respective company. The Group has made appropriations of RMB15.6 million, RMB4.3 million and RMB7.6 million (US$1.1 million) to these funds for the years ended December 31, 2014, 2015 and 2016, respectively.

(z) Related parties

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

(aa) Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2014, 2015 and 2016, respectively. The Group does not have any present plan to pay dividends in the foreseeable future. The Group currently intends to retain the available funds and future earnings to operate and expand its business.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(ab) Net income per share

The Group computes net income per Class A and Class B ordinary share in accordance with ASC 260-10, Earnings Per Share: Overall, using the two class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses.

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

(ac) Treasury stock

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

(ad) Comprehensive income

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

(ae) Segment reporting

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(af) Recently issued accounting pronouncements

Revenue from Contracts with Customers. In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). This guidance supersedes current guidance on revenue recognition in Topic 605: Revenue Recognition. In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. In August 2015, the FASB issued ASU 2015-14 to defer the effective date of ASU 2014-09 for all entities by one year. For public business entities that follow U.S. GAAP, the deferral results in the new revenue standard are being effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for interim and annual periods beginning after December 15, 2016. The Group will apply the new revenue standard beginning January 1, 2018, and will not early adopt. The Group has set up an implementation team that is currently in the process of analyzing each of the Group’s revenue streams in accordance with the new revenue standard to determine the impact on the Group’s consolidated financial statements. The Group plans to continue the evaluation, analysis, and documentation of its adoption of ASU 2014-09 (including those subsequently issued updates that clarify ASU 2014-09’s provisions) throughout 2017 as the Group works towards the implementation and finalizes its determination of the impact that the adoption will have on its consolidated financial statements.

Balance Sheet Classification of Deferred Taxes. In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. Additionally, the new guidance may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Group does not expect this standard to have a material impact on its consolidated financial statements and will adopt this guidance prospectively from the first quarter of 2017. As of December 31, 2016, deferred tax assets and deferred tax liabilities amounted to RMB54.3 million (US$7.8 million) and nil, respectively were classified as current.

Recognition and Measurement of Financial Assets and Financial Liabilities. On January 5, 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, which amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. This amendment requires all equity investments to be measured at fair value, with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). This standard will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

Leases. On February 25, 2016, the FASB issued ASU No. 2016-02, Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. ASU 2016-02 is effective for public companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

Compensation — Stock Compensation. On March 30, 2016, the FASB issued ASU 2016-09, Compensation — Stock Compensation: Improvements to Employee Share-Based Payment Accounting, which relates to the accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows; (d) accounting for forfeitures of share-based payments. This standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Group does not expect this standard to have a material impact on its consolidated financial statements.

Financial Instruments-Credit Losses. In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Group is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(af) Recently issued accounting pronouncements (continued)

Statement of Cash Flows — Classification of Certain Cash Receipts and Cash Payments. In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows — Classification of Certain Cash Receipts and Cash Payments, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Group is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

Statement of Cash Flows (Topic 230): Restricted Cash. In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, and interim period within those fiscal years. Early adoption is permitted, including adoption in an interim period. The standard should be applied using a retrospective transition method to each period presented. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements. For the years ended December 31, 2015 and 2016, the amount of changes in restricted cash that were included in investing activities was RMB125.0 million and RMB229.6 million (US$33.1 million), respectively.

Business Combinations (Topic 805): Clarifying the Definition of a Business. In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The standard should be applied prospectively on or after the effective date. The Group will evaluate the impact of adopting this standard prospectively upon any transactions of acquisitions or disposals of assets or businesses.

Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets. In February 2017, the FASB issued ASU 2017-05, Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets. The amendments in this Update clarify that an entity should identify each distinct nonfinancial asset or in substance nonfinancial asset promised to a counterparty and derecognize each asset when a counterparty obtains control of it and require an entity to derecognize a distinct nonfinancial asset or distinct in substance nonfinancial asset in a partial sale transaction when it (1) does not have (or ceases to have) a controlling financial interest in the legal entity that holds the asset in accordance with Topic 810 and (2) transfers control of the asset in accordance with Topic 606. The guidance is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period and should be adopted either by using retrospective approach or by using modified retrospective approach. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

3.  Certain Risks and Concentration

(a) Major customers

A significant portion of the Group’s MVAS is generated through and from CMCC, which is also a related party as CMCC is a shareholder of Phoenix TV. CMCC is a major mobile network operator in the PRC. It provides billing, collection and transmission services related to the paid services offered by most of the wireless service and content providers in the PRC. The revenues generated through and from CMCC for the years ended December 31, 2014, 2015 and 2016 were RMB320.4 million, RMB309.3 million and RMB154.6 million (US$22.3 million), respectively, which accounted for 19.6%, 19.2% and 10.7% of the respective years’ total revenues.

The amounts due from CMCC as of December 31, 2015 and 2016 were RMB58.3 million and RMB48.8 million (US$7.0 million), respectively, which is included on the consolidated balance sheets as ‘‘Amounts due from related parties’’. Except for CMCC and an advertising agent, there is no other customer with revenues or receivables over 10% of total revenues or total accounts receivable, net and due from related parties, respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

3.  Certain Risks and Concentration (Continued)

(b) Credit risk

The Group’s credit risk arises from cash and cash equivalents, term deposits, short term investments and restricted cash as well as credit exposures to receivables due from its customers, related parties and other parties.

The Group expects that there is no significant credit risk associated with cash and cash equivalents, term deposits, short term investments and restricted cash for short-term bank loans which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, VIEs and the subsidiaries of the VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

As of December 31, 2016, the Group had an unsecured short-term loan granted to Particle recorded as convertible loans due from a related party of RMB104.4 million (US$15.0 million) and another unsecured short-term loan granted to Particle recorded in amounts due from related parties of RMB47.8 million (US$6.9 million).

The Group has no significant concentrations of credit risk with respect to its customers, related parties and other parties, except for CMCC, Particle and the advertising agent as discussed above. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions.

(c) Currency convertibility risk

The Group’s operating transactions and its assets and liabilities are mainly denominated in RMB. RMB is not freely convertible into foreign currencies. The value of the RMB is subject to changes by the central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by PBOC. Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

4.  Accounts Receivable, Net

The following table sets out the balance of accounts receivable as of December 31, 2015 and 2016 (in thousands):

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
Accounts receivable, gross	565,197	496,381	71,494
Allowance for doubtful accounts	(58,846)	(91,348)	(13,157)
Accounts receivable, net	506,351	405,033	58,337

The following table presents the movement of the allowance for doubtful accounts (in thousands):

	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Balance as of January 1,	20,584	23,767	58,846	8,476
Additional provision charged to bad debt expenses	9,229	46,990	47,762	6,879
Write-off of bad debt provision	(1,526)	(11,911)	(15,260)	(2,198)
Attributable to disposal of a subsidiary	(4,520)	—	—	—
Balance as of December 31,	23,767	58,846	91,348	13,157

5.  Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets (in thousands):

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
Prepaid rental and deposits	3,666	5,176	745
Prepayments to suppliers and other business related expenses	47,465	51,767	7,456
Receivables related to exercise of employee options	5,002	5,126	738
Others	2,441	2,000	289
Total	58,574	64,069	9,228

Prepayments to suppliers and other business related expenses mainly consist of business related staff advances, and the Group’s prepaid content licenses fee to third-party content suppliers for the rights to access and present on the Group’s website the content produced by these suppliers during a certain period. These content licenses generally have a license period of one to three years, and are amortized over the license period on a straight-line basis. The portion of the prepaid content license costs that relates to the license period for more than 12 months from the balance sheet date is classified as other non-current assets.

6.  Property and Equipment, Net

The following is a summary of property and equipment, net (in thousands):

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
Computers, equipment and furniture	157,604	170,796	24,600
Motor vehicles	6,319	5,637	812
Leasehold improvements	37,167	40,758	5,870
Total	201,090	217,191	31,282
Less: accumulated depreciation	(120,553)	(145,104)	(20,899)
Net book value	80,537	72,087	10,383

Depreciation expenses for the years ended December 31, 2014, 2015 and 2016 were RMB31.6 million, RMB38.1 million and RMB37.2 million (US$5.4 million), respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

7.  Intangible Assets, Net

The following table summarizes the Group’s intangible assets, net (in thousands):

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
Software	20,923	22,786	3,282
Operating rights for licensed games	10,976	10,976	1,581
Domain name	54	54	8
Total	31,953	33,816	4,871
Less: accumulated amortization	(15,727)	(20,432)	(2,943)
impairment	(3,822)	(3,909)	(563)
Net book value	12,404	9,475	1,365

Amortization expenses for the years ended December 31, 2014, 2015 and 2016 were RMB4.7 million, RMB7.4 million and RMB4.8 million (US$0.7 million), respectively. Based on the current amount of intangible assets subject to amortization, the estimated amortization expenses for each of the following five years are as follows: 2017: RMB3.2 million, 2018: RMB2.6 million, 2019: RMB2.2 million, 2020: RMB1.3 million and 2021: RMB0.2 million.

In view of mobile games services through the Group’s own platforms below previous performance expectations, the Group performed an assessment on the intangible assets related to mobile game business and recorded an impairment charge against operating rights for licensed games of RMB3.8 million and RMB 0.1 million (US$0.01 million) for the years ended December 31, 2015 and 2016, respectively.

8.  Available-for-sale Investments

In October 2014, the Company acquired Series B convertible redeemable preferred shares of Particle Inc. (“Particle”), representing 9.34% of the equity interest, on an as-if converted basis with a total cash consideration of US$6.0 million (RMB36.8 million) and recorded the Series B convertible redeemable preferred shares investment in Particle as available-for-sale investments. Particle owns Yidian Zixun, a personalized news and life-style information application in the PRC, which allows users to define and explore desired content over mobile device. In December 2014, the Company acquired ordinary shares of Particle and recorded in equity investment (see Note 9). As of December 31, 2014, including the Series B convertible redeemable preferred shares and ordinary shares of Particle, the Company owned approximately 18.42% equity interest of Particle on an as-if converted basis.

In April 2015, the Company acquired Series C convertible redeemable preferred shares of Particle with a cash consideration of US$30.0 million (RMB183.5 million), and acquired additional ordinary shares and Class A ordinary shares from certain investors of Particle with a total cash consideration of US$27.6 million (RMB168.5 million). Following the transactions, also in April 2015, Particle repurchased all the ordinary shares and Class A ordinary shares held by the Company, including ordinary shares purchased by the Company in 2014, and issued to the Company one Series C convertible redeemable preferred share for each ordinary share or Class A ordinary share. The gain on disposal of ordinary shares and Class A ordinary shares and acquisition of Series C convertible redeemable preferred shares was RMB4.6 million for the year ended December 31, 2015. As of December 31, 2015, the Company held Series B and Series C convertible redeemable preferred shares of Particle, which had been accounted for as available-for-sale investments, representing approximately 46.95% equity interest of Particle on an as-if converted basis.

In August 2016, Particle completed Series D financing activity with an associate company of Guangdong OPPO Mobile Telecommunications Ltd. (“OPPO”), a leading manufacturer of smartphones and other electronic products in the PRC by issuing Series D convertible redeemable preferred shares to OPPO. The Company did not participate in the Series D financing activity and its equity interest of Particle was partly diluted.

In December 2016, the Company acquired Series D1 convertible redeemable preferred shares of Particle through converting convertible loans due from Particle (see Note 10) with an aggregate amount of US$20.7 million (RMB143.8 million). As of December 31, 2016, the Company held Series B, Series C and Series D1 convertible redeemable preferred shares, which had been accounted for as available-for-sale investments, representing approximately 44.2% equity interest of Particle on an as-if converted basis.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

8.  Available-for-sale Investments (Continued)

The Company has determined that its investments in Series B, Series C and Series D1 convertible redeemable preferred shares of Particle are not considered in-substance common stock and are therefore not within the scope of ASC 323 Equity Method and Joint Ventures. The Company’s investments in Series B, Series C and Series D1 convertible redeemable preferred shares of Particle are classified as available-for-sale investments and reported at fair value, which is estimated by management after considering valuation reports prepared by a reputable and independent appraisal firm on a recurring basis. As the Company does not expect to sell or redeem the Series B, Series C and Series D1 convertible redeemable preferred shares within one year, they are classified as long-term available-for-sale investments.

Total unrealized gains on available-for-sale investments recorded in accumulated other comprehensive income were RMB56.2 million and RMB303.5 million (US$43.7 million) as of December 31, 2015 and 2016, respectively. The fair value of available-for-sale investments in Particle were RMB514.0 million and RMB939.4 million (US$135.3 million) as of December 31, 2015 and 2016, respectively (see Note 19).

9.  Equity Investments

(a)         Equity method investments

In March 2014, IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P. (collectively referred to as “IDG-Accel Funds”) acquired US$3.0 million convertible preferred shares of Phoenix FM Limited (“FM”), previously a subsidiary of the Company, to accelerate development of the ifeng application business. Despite holding 100% of FM’s ordinary shares, the Company accounted for its investment in FM as an equity investment since the Company did not control FM due to substantive participating rights that have been provided to the IDG-Accel Funds. On the date the Company lost control of FM in March, 2014, the Company recognized a gain of RMB18.0 million in the consolidated statements of comprehensive income primarily arising from the difference between the fair value of its 100% equity interest of ordinary shares and the carrying amount of net assets in FM. The fair value of the ordinary shares was estimated by management after considering an independent valuation performed by a reputable appraisal firm. As of December 31, 2015 and 2016, the carrying values of equity investment in FM were nil and nil, respectively. In addition to the equity investment in FM, there was a RMB15.2 million loan receivable due from FM which has been impaired with an impairment amount of RMB9.0 million recorded in “Loss from equity investments, including impairments” for the year ended December 31, 2015. In 2016, Phoenix FM repaid certain loans with a total amount of RMB7.2 million (US$1.0 million) and the impairment for loan receivable due from FM recorded in 2015 had been recovered of approximately RMB1.0 million (US$0.1 million).

In April 2014, the Group established a wholly owned subsidiary, Shenzhenshi Fenghuang Jingcai Network Technology Co., Ltd. (“Fenghuang Jingcai”), for the development of online lottery ticket distribution business. In June 2014, Shikong Chuangyi (Beijing) Technology Culture Development Co. Ltd. and an individual investor agreed to inject capital of RMB8.2 million to acquire Fenghuang Jingcai’s 54.94% equity interest. As the Group lost control of Fenghuang Jingcai after the capital injections in July, 2014, gain on disposal of subsidiaries and acquisition of equity investments of RMB5.5 million was recognized in the consolidated statements of comprehensive income primarily arising from the difference between the fair value of its retained 45.06% equity interest and the carrying amount of Fenghuang Jingcai’s net assets. The fair value of the retained investment was estimated by management after considering an independent valuation performed by a reputable appraisal firm. In March 2016, Fenghuang Jingcai obtained additional capital injection from an independent third party, and the Group’s equity interest in Fenghuang Jingcai decreased to 31.54%.

Since March 2015, Fenghuang Jingcai had suspended all of its online lottery ticket distribution businesses, in response to the Notice related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales, or the Self-Inspection Notice, which was jointly promulgated by the Ministry of Finance, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China. As of December 31, 2016, there has been no change in the Self-Inspection Notice. The management assessed that this regulatory change will continue to have negative impact to the cash flows of Fenghuang Jingcai in the future, and that the carrying value of Fenghuang Jingcai may not be fully recoverable. For the year ended December 31, 2015, the impairment of the equity investment in Fenghuang Jingcai recorded in the consolidated statements of comprehensive income was RMB3.2 million. As of December 31, 2015 and 2016, the carrying values of equity investment in Fenghuang Jingcai were nil.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

9.  Equity Investments (Continued)

(a)         Equity method investments (continued)

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

Beijing Fenghuang Tianbo Network Technology Co., Ltd. (“Tianbo”) was previously a 51% equity-owned consolidated subsidiary of the Group with the board resolution requiring more than 50% board members to approve. In December 2014, the Group sold 1% equity interest of Tianbo to the minority shareholder of Tianbo. After the disposal, although the Group still has the majority of board seats, all the resolutions must be unanimously approved by all of the board members. Therefore, the Group lost control of Tianbo because of such substantive participating rights that have been provided to minority shareholders. As the Group has significant influence over financial and operating decision-making after deconsolidation, the Group accounted for the retained 50% equity interests by using the equity method of accounting. The retained investment was remeasured at fair value of RMB13.1 million on the date the Group lost control of Tianbo in December 2014. The gain on deconsolidation of RMB6.2 million in 2014 was calculated as the difference between: a) the aggregate of (1) the cash consideration of RMB0.2 million, (2) the fair value of the retained 50% equity interest of RMB13.1 million, (3) the carrying amount of noncontrolling interest in the former subsidiary of RMB2.9 million, and b) the carrying amount of Tianbo’s net assets of RMB10.0 million. The fair value of the retained investment was estimated by management after considering an independent appraisal performed by a reputable valuation firm. As of December 31, 2015 and 2016, the carrying value of equity investment in Tianbo was RMB9.6 million and RMB8.2 million (US$1.2 million), respectively.

In February 2015, the Group invested approximately RMB4.5 million in Hangzhou Qike Technology Co., Ltd. (“Qike”), a company engaged in providing risk management and credit control assessment based on big data analysis to enterprises and eventually directly to individual customers, and held 45% equity interest of this company. As of December 31, 2015 and 2016, the carrying values of equity investment in Qike were RMB1.5 million and RMB0.1 million (US$0.02 million), respectively.

The Group summaries the condensed financial information of the Group’s equity method investments as a group below in accordance with Rule 4-08 of Regulation S-X (in thousands):

	For the Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Operating data:
Revenues	12,944	67,752	103,038	14,841
Gross profit	2,419	36,245	63,135	9,093
Net loss	(21,813)	(69,290)	(22,888)	(3,297)
PNM’s share of net loss, including impairments	(18,538)	(41,861)	(1,776)	(256)

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
Balance sheet data:
Current assets	58,239	58,883	8,481
Non-current assets	14,470	17,479	2,517
Current liabilities	82,756	103,590	14,920

Phoenix New Media Limited

Notes to Consolidated Financial Statements

9.  Equity Investments (Continued)

(b)         Cost method investments

In January 2015, the Group acquired 5% equity interest of Beijing Phoenix Lilita Information Technology Co., Ltd. (“Lilita”), from a family member of the chairman of Phoenix TV, for an aggregate purchase consideration of RMB0.5 million. Lilita is principally engaged in P2P lending and reward-based crowd-funding businesses. In July 2016, Lilita completed Round A financing activity and the Group’s percentage of equity interest in Lilita decreased to 4.69%.

In April 2015, the Group acquired 0.3% equity interest of Lifeix Inc. for an aggregate purchase consideration of US$1.0 million (RMB6.1 million). Lifeix Inc. is the operator of the life station websites L99.com and Lifeix.com. In December 2015, in view of business performance and near-term business outlook that were below management previous expectation, based on the other-than-temporary impairment assessment, the Group recorded the impairment loss of US$1.0 million (RMB6.4 million) to fully write down the equity investment.

10.  Convertible loans due from a related party

In January and April 2016, the Company granted two twelve-month unsecured short-term loans to Particle with a principal amount of US$10.0 million each at an interest rate of 4.35% per annum. In December 2016, the principals and the related accrued interests of the loans with a total amount of US$20.7 million (RMB143.8 million) were converted into Series D1 convertible redeemable preferred shares of Particle at a conversion price of US$0.876847 per share.

In August 2016, the Company granted a new unsecured short-term loan to Particle with a principal amount of US$14.8 million (RMB98.1 million) at an interest rate of 4.35% per annum and with a term of no more than six months. In December 2016, the Company extended the terms of this loan from six months to twelve months. The Company has the right to convert, at the Company’s option, all or a portion of this loan (including principal and interests) into Series D1 preferred shares to be issued by Particle on or before August 9, 2017 at a conversion price of US$1.071803 per share. As of December 31, 2016, the carrying value of this loan was RMB104.4 million (US$15.0 million).

11.  Other Non-Current Assets

The following is a summary of other non-current assets (in thousands):

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
Rental deposits	7,517	7,599	1,094
Non-current portion of prepayments to suppliers and other business related expenses	10,229	8,448	1,217
Total	17,746	16,047	2,311

12.  Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities are comprised of (in thousands):

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
Deposits from advertising agencies and customers	14,031	20,644	2,973
Accrued professional fees	4,482	7,413	1,068
General operating expenses payables	59,702	79,805	11,494
Others	2,676	3,187	459
Total	80,891	111,049	15,994

Phoenix New Media Limited

Notes to Consolidated Financial Statements

13.  Short-term Bank Loans

In April 2015, the Group entered into a loan facility agreement (the “First Facility”) with a bank in Hong Kong (the “Bank”). According to the First Facility, the Group was authorized certain amounts of loans with maturity of twelve months, and the loans were required to be secured by RMB deposits in an onshore branch of the Bank. In April 2015, the Group obtained short-term bank loans of US$20.2 million (RMB123.6 million) from the Bank under the First Facility. The loans were repayable on demand and bore interest rate of London InterBank Offered Rate (“LIBOR”) plus 1.0%.

In April 2016, the Group entered into a new loan facility agreement (the “Second Facility”) with the Bank to replace the First Facility. According to the Second Facility, the authorized amounts was increased and the term of the short-term bank loans of US$20.2 million borrowed in April 2015 under the First Facility was extended for another twelve months from the date of its maturity. Concurrent with the extension, the Group obtained additional US$10.0 million (RMB64.8 million) short-term bank loan with maturity of twelve months under the Second Facility. In July 2016, the Group obtained another US$14.8 million (RMB99.2 million) short-term bank loan with maturity of twelve months under the Second Facility.

In November 2016, the Group entered into another loan facility (the “Third Facility”) with the Bank and obtained US$6.9 million (RMB46.7 million) short-term bank loan with maturity of twelve months under the Third Facility with an interest rate of LIBOR plus 1.0%. Also in November 2016, the Group re-designated all the US$ denominated loans into RMB denominated loans under the aforementioned facilities with the Bank.

As of December 31, 2015 and 2016, the Group had total short-term bank loans of RMB131.0 million and RMB354.6 million (US$51.0 million) from the Bank, respectively, and these short-term bank loans were secured by bank deposits of RMB125.0 million and RMB354.6 million (US$51.0 million), respectively. The pledged deposits were classified as restricted cash on the consolidated balance sheets.

In April 2016, the Group entered into a loan facility agreement with another domestic bank with maturity of twelve months. In December 2016, the Group obtained unsecured short-term bank loans of RMB4.0 million (US$0.6 million) with an interest rate of 4.35% per annum under this domestic bank loan facility.

14.  Cost of Revenues

The cost of revenues is as follows (in thousands):

	For the Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Revenue sharing fees	192,076	216,972	72,027	10,374
Content and operational costs	376,555	406,741	470,813	67,811
Bandwidth costs	83,233	83,171	64,200	9,247
Sales taxes and surcharges	129,768	122,502	119,767	17,250
Total	781,632	829,386	726,807	104,682

Phoenix New Media Limited

Notes to Consolidated Financial Statements

15.  Income Taxes

Income Tax Expense and Effective Tax Rate

The provisions for income tax expense are summarized as follows (in thousands):

	For the Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Current tax expense	51,603	36,915	32,433	4,671
Deferred tax benefit	(3,226)	(11,398)	(18,344)	(2,642)
Income tax expense	48,377	25,517	14,089	2,029

The components of income before tax and income tax expense for PRC and non-PRC operations are as follows (in thousands):

	For the Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Income arising from PRC operations	358,667	159,318	86,599	12,473
(Loss)/income arising from non-PRC operations	(48,171)	(61,416)	5,710	821
Income before tax	310,496	97,902	92,309	13,294
Income tax expense relating to PRC operations	48,281	25,510	13,806	1,988
Income tax expense relating to non-PRC operations	96	7	283	41
Income tax expense	48,377	25,517	14,089	2,029
Effective tax rate for PRC operations	13.5%	16.0%	15.9%	15.9%

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

PRC

The PRC Corporate Income Taxes Law (“CIT Law”) generally applies an income tax rate of 25% to all enterprises, but grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) and Software Enterprises. Under these preferential tax treatments, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years and Software Enterprises are entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years.

Fenghuang On-line had been qualified as an HNTE in October 2011 and November 2014, respectively, and was entitled to a preferential tax rate of 15%. Therefore, Fenghuang On-line was subject to a 15% income tax rate for the years 2014 to 2016.

In 2014, Tianying Jiuzhou resubmitted applications for qualification and was approved as an HNTE. Therefore, Tianying Jiuzhou was subject to a 15% income tax rate from 2014 to 2016.

In 2012, Fenghuang Yutian was qualified as a Software Enterprise. As 2013 was the first year Fenghuang Yutian generated taxable profit, it was exempted from income taxes for years 2013 and 2014, and was subject to a 12.5% income tax rate from 2015 to 2017.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

15.  Income Taxes (Continued)

In 2016, Fenghuang Borui qualified as a Software Enterprise. As 2016 was the first year Fenghuang Borui generated taxable profit, it would be exempted from income taxes for years 2016 and 2017, and subject to a 12.5% income tax rate from 2018 to 2020.

All other PRC incorporated entities of the Group were subject to a 25% income tax rate for all the years presented.

The CIT Law also provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. On April 22, 2009, the State Administration of Taxation (“SAT”) issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Under Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. The Company and its offshore subsidiaries had not ever been treated as resident enterprises for PRC tax purposes.

Withholding Tax on Undistributed Dividends

The CIT Law imposes a 10% withholding income tax on dividends distributed by foreign invested enterprises in the PRC to their immediate holding companies outside the PRC. A lower withholding tax rate may be applied if there is a tax treaty between the PRC and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be subject to a 5.0% withholding tax rate under an arrangement between the PRC and the Hong Kong Special Administrative Region on the “Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital,” if such holding company is considered a non-PRC resident enterprise and holds at least 25.0% of the equity interests in the PRC foreign invested enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to a withholding tax rate of 10%.

The PRC subsidiaries, VIEs and subsidiaries of VIEs have not paid dividends in the past and do not have any present plans to declare and pay any dividends on the Company’s ordinary shares or ADSs in the near future and the Group currently intends to retain most, if not all, of its available funds and any future earnings to operate and expand the business. Accordingly, the Company does not intend to have its PRC subsidiaries distribute any undistributed profits of such subsidiaries to their direct overseas parent companies, but rather intends that such profits will be permanently reinvested in such subsidiaries to further expand their business in the PRC. As of December 31, 2016, the Company did not record any withholding tax on the retained earnings of its foreign invested enterprises in the PRC. Aggregate undistributed earnings of the Group’s entities located in the PRC that were available for distribution to the Company as of December 31, 2015 and 2016 were approximately RMB959.7 million and RMB1,030.2 million (US$148.4 million), respectively. The amounts of the unrecognized deferred tax liability on the permanently reinvested earnings were RMB96.0 million and RMB103.0 million (US$14.8 million) as of December 31, 2015 and 2016, respectively.

Reconciliation of the Differences between Statutory Tax Rate and the Effective Tax Rate for PRC Operations

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for PRC operations for the years ended December 31, 2014, 2015 and 2016 is as follows (in thousands):

	For the Years Ended December 31,
	2014	2015	2016
	%	%	%
Statutory income tax rate	25.0	25.0	25.0
Permanent differences	(1.7)	(2.7)	(9.3)
Change in valuation allowance	0.4	(0.9)	7.8
Effect of preferential tax benefits	(11.5)	(6.3)	(11.4)
Uncertain tax positions	1.3	0.9	3.8
Effective income tax rate	13.5	16.0	15.9

Phoenix New Media Limited

Notes to Consolidated Financial Statements

15.  Income Taxes (Continued)

The combined effects of the income tax expense exemption and other preferential tax benefits available to the Group are as follows (in thousands, except per share data):

	For the Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Preferential tax rate effect	41,157	10,073	9,878	1,423
Basic net income per share effect	0.07	0.02	0.02	0.002

Deferred Tax Assets and Liabilities

The tax effects of temporary differences that give rise to the deferred tax assets and liabilities balances at December 31, 2015 and 2016 are as follows (in thousands):

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
Deferred tax assets - current:
Provision of allowance for doubtful accounts	13,229	21,910	3,156
Accrued payroll and expenses and others	22,734	32,397	4,666
Total current deferred tax assets	35,963	54,307	7,822
Deferred tax assets - non-current:
Net operating loss carryforward	4,676	11,402	1,642
Less: valuation allowance	(4,676)	(11,402)	(1,642)
Total non-current deferred tax assets, net	—	—	—

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
Deferred tax liabilities - non-current:
Equity investments acquired in disposal of subsidiaries	1,312	1,312	189

As of December 31, 2016, the Group had net operating loss carryforward of approximately RMB45.6 million (US$6.6 million), which can be carried forward to offset future taxable income. Net operating loss carryforward of RMB3.6 million, RMB1.4 million, RMB5.0 million, RMB8.3 million and RMB27.3 million will expire in 2017, 2018, 2019, 2020 and 2021, respectively, if not utilized.

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

The following table sets forth the movement of the valuation allowance for deferred tax assets (in thousands):

	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Balance as of January 1,	5,569	7,101	4,676	673
Additions	3,153	2,121	6,838	985
Reversals	(1,621)	(4,546)	(112)	(16)
Balance as of December 31,	7,101	4,676	11,402	1,642

Phoenix New Media Limited

Notes to Consolidated Financial Statements

15.  Income Taxes (Continued)

Uncertain Tax Positions

A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax positions is as follows (in thousands):

	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Balance as of January 1,	12,231	16,867	18,368	2,646
Increase related to current year tax positions	4,636	1,501	3,355	483
Balance as of December 31,	16,867	18,368	21,723	3,129

The Group did not accrue any potential penalties and interest related to these uncertain tax positions for all years presented on the basis that the likelihood of penalties and interest being charged is not considered to be high.

The amounts of uncertain tax positions listed above are based on the recognition and measurement criteria of ASC 740. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Group will record additional tax expense or tax benefit in the period in which such resolution occurs. The Group does not expect changes in uncertain tax positions recognized as of December 31, 2016 to be material in the next twelve months. In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2012 to 2016 remain subject to examination by tax authorities. There are no ongoing examinations by tax authorities as of December 31, 2016.

16.  Ordinary Shares

The Company has Class A ordinary shares and Class B ordinary shares which are all at par value of US$0.01 each. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except that holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 1.3 votes per share. The Parent, which is wholly owned by Phoenix TV, holds Class B ordinary shares, each of which is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

As of December 31, 2015, there were 253,250,854 and 317,325,360 Class A and Class B ordinary shares issued and outstanding, respectively. As of December 31, 2016, there were 254,909,790 and 317,325,360 Class A and Class B ordinary shares issued and outstanding, respectively.

17.  Share-based Compensation

Share-based compensation was recognized in costs and expenses for the years ended December 31, 2014, 2015 and 2016 as follows (in thousands):

	For the Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Cost of revenues	16,295	6,335	(4,367)	(629)
Sales and marketing expenses	10,200	3,043	(2,842)	(409)
General and administrative expenses	20,927	21,836	11,025	1,588
Technology and product development expenses	5,759	3,140	(1,926)	(277)
Total	53,181	34,354	1,890	273

The Company recognized share-based compensation, net of estimated forfeitures, on a graded-vesting basis over the vesting term of the awards. As of December 31, 2016, the Company increased the forfeiture rate estimate for share-based awards based on the actual forfeiture rate in 2016. Due to the effects of changes to the forfeiture rate, share-based compensation for the year ended December 31, 2016 was reduced by RMB27.6 million (US$4.1 million). There was no income tax benefit recognized in the consolidated statements of comprehensive income for share-based compensation and the Company did not capitalize any of the share-based compensation as part of the cost of any asset in the years ended December 31, 2014, 2015 and 2016.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

17.  Share-based Compensation (Continued)

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

The June 2008 Scheme will terminate automatically 10 years after its adoption, unless terminated earlier with the Company’s shareholders’ approval. Option awards are granted with an exercise price determined by the board of directors. Those option awards vest over a period of four years and expire in ten years.

With the approvals of the board of directors and shareholders of the Company and Phoenix TV, the Company implemented an option exchange program from October 21, 2016 to November 1, 2016, whereby the Company’s directors, employees and consultants exchanged options to purchase 21,011,951 Class A ordinary shares of the Company granted under the Company’s June 2008 Scheme with various exercise prices greater than US$0.4823 per share (or US$3.8587 per ADS) for new options granted by the Company under the same plan with a new exercise price of US$0.4823 per share and a new vesting schedule that generally adds 12 months to each original vesting date, and the new options would vest no sooner than May 1, 2017. The Company accounted for the option exchange program as option modification and recognized the total incremental share-based compensation of RMB12.1 million (US$1.7 million), of which RMB2.7 million (US$0.4 million) was recognized in the year ended December 31, 2016.

A summary of the Company’s share option activities for the years ended December 31, 2014, 2015 and 2016 is presented below:

			Weighted Average
	Number of	Weighted Average	Remaining	Aggregate
	Options	Exercise Price	Contractual Life	Intrinsic Value
		US$	Years	US$ in Million
Outstanding as of January 1, 2014	39,770,121	0.44	8.1	30.2
Granted	21,052,758	1.30
Forfeited and expired	(4,013,850)	0.91
Exercised	(6,542,022)	0.23		7.1
Outstanding as of December 31, 2014	50,267,007	0.79	8.2	17.6
Granted	8,020,000	0.92
Forfeited and expired	(8,379,197)	1.03
Exercised	(3,790,280)	0.36		1.5
Outstanding as of December 31, 2015	46,117,530	0.81	7.5	7.6
Granted	9,991,964	0.47
Forfeited and expired	(10,005,413)	0.94
Exercised	(1,658,946)	0.22		0.4
Outstanding as of December 31, 2016	44,445,135	0.43	7.1	1.8
Exercisable as of December 31, 2016	12,802,895	0.29	4.4	1.8
Vested and expected to vest as of December 31, 2016	30,349,765	0.40	6.5	1.8

The aggregate intrinsic value of options outstanding, exercisable and vested and expected to vest as of December 31, 2016 was calculated as the difference between the Company’s closing stock price of US$3.14 per ADS, or US$0.3925 per share as of that date, and the exercise price of the underlying options. The aggregate intrinsic value of options exercised was calculated as the difference between the market value on the date of exercise and the exercise price of the underlying options.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

17.  Share-based Compensation (Continued)

As disclosed in Note 2(t), the Company’s share-based compensation is measured at the value of the award as calculated under the Black-Scholes option pricing model. The Company estimated the expected volatility at the date of grant based on average annualized standard deviation of the share price of comparable listed companies. The Company has no history or expectation of paying dividends on its ordinary shares. The Company estimated the expected term based on the vesting schedule and the exercise period of the options. Risk-free interest rates are based on the derived market yield of the US$ denominated Chinese government bonds for the term approximating the expected life of award at the time of grant. The assumptions used in determining the fair value of options granted during the year ended December 31, 2014, 2015 and 2016 are as follows:

For the Years Ended December 31,
	2014	2015	2016
Expected volatility rate	56.1%-57.5%	54.23%-54.32%	50.67%-55.65%
Expected dividend yield	—	—	—
Expected term (years)	5.81-6.16	5.91-6.16	3.91-6.16
Risk-free interest rate (per annum)	1.43%-1.88%	1.90%-1.98%	1.30%-1.55%

The weighted-average grant date fair value of options granted for the years ended December 31, 2014, 2015 and 2016 were US$0.67, US$0.46 and US$0.23, respectively.

During 2009, 2010 and 2011, some employees voluntarily left the Company and exercised their vested share options in exchange for future entitlement of the Company’s shares issuable after completion of the Company’s IPO and upon the request of the former employees. The proceeds from the exercise of these options could not be refunded to the former employees in any event, even if the Company did not complete an IPO. Accordingly, these share options are considered  have been exercised and the proceeds have been included in the additional paid-in capital of the Company. The proceeds received from exercise of these options amounted to RMB1.5 million (US$0.2 million) as of December 31, 2016. The Company completed its IPO on May 17, 2011 and 5,019,865 shares have been issued to the former employees after that. There were 1,777,826 and 1,692,526 contingently issuable shares to be issued upon the former employees’ request as of December 31, 2015 and 2016, respectively.

For the years ended December 31, 2014, 2015 and 2016, the Company has recognized share-based compensation net of forfeitures for options of RMB53.0 million, RMB34.4 million and RMB1.9 million (US$0.3 million), respectively.

As of December 31, 2016, there was RMB23.8 million (US$3.4 million) of unrecognized share-based compensation for options, adjusted for estimated forfeitures. The unrecognized share-based compensation is expected to be recognized over a weighted-average period of 2.8 years.

Restricted Share Units

In March 2011, the Company adopted the 2011 restricted share and restricted share unit scheme. On March 17, 2011, the Company granted 10,050,958 restricted share units to the employees. Those restricted share units vested over a period of four years and all had been vested by 2015.

A summary of restricted share units activity for the years ended December 31, 2014 and 2015 is presented below:

		Weighted-Average
Restricted Share Units	Number of Units	Grant-Date Fair Value
		US$
Unvested as of January 1, 2014	425,579	1.07
Granted	—	—
Vested	(386,763)	1.07
Forfeited	(6,316)	1.07
Unvested as of December 31, 2014	32,500	1.07
Granted	—	—
Vested	(32,500)	1.07
Forfeited	—	—
Unvested as of December 31, 2015	—	—

Phoenix New Media Limited

Notes to Consolidated Financial Statements

17.  Share-based Compensation (Continued)

For the years ended December 31, 2014, 2015 and 2016, total share-based compensation recognized for restricted share units were RMB0.3 million, RMB1.0 thousand and nil, respectively.

As of December 31, 2015 and 2016, there was no unrecognized share-based compensation related to unvested restricted share units. The total fair value based on the respective vesting dates of the restricted share units vested were US$0.4 million, US$0.03 million and nil during the years ended December 31, 2014, 2015 and 2016, respectively.

Restricted Shares

On March 15, 2011, the Company cancelled 18,778,200 stock options granted historically, and granted 19,008,200 restricted shares to 22 employees on March 17, 2011. Those restricted shares vested over a period of four years and all had been vested by 2014. The incremental share-based compensation was US$0.5 million. Total amount of unrecognized share-based compensation of unvested option and incremental share-based compensation was US$2.2 million, including US$0.2 million which was recognized immediately, and US$2.0 million which was recognized during the rest of vesting period of restricted shares.

A summary of restricted share activity for the years ended December 31, 2014 is presented below:

		Weighted-Average
Restricted Shares	Number of Shares	Grant-Date Fair Value
		US$
Unvested as of January 1, 2014	845,000	1.07
Granted	—	—
Vested	(676,250)	1.07
Forfeited	(168,750)	1.07
Unvested as of December 31, 2014	—	—

For the years ended December 31, 2014, 2015 and 2016, total share-based compensation recognized for restricted shares were negative RMB0.1 million, nil and nil, respectively.

As of December 31, 2015 and 2016, there was no unrecognized share-based compensation related to unvested restricted shares. The total fair value based on the respective vesting dates of the restricted shares vested were US$0.7 million, nil and nil during the years ended December 31, 2014, 2015 and 2016, respectively.

The fair value of the restricted shares and restricted share units on March 17, 2011 was US$1.07 and the fair value of the underlying ordinary shares was US$1.14.

18.  Segments

The Group currently operates in two principal operating segments: net advertising services and paid services. Information provided to the CODM is at the gross margin level. The Group currently does not allocate operating expenses or assets to its segments, as its CODM does not use such information to allocate resources to or evaluate the performance of the operating segments.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

18.  Segments (Continued)

The following table presents summarized information by segments (in thousands):

	For the Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Revenues
Net advertising services	1,190,158	1,226,516	1,232,210	177,475
Paid services	447,702	382,680	212,697	30,635
Total revenues	1,637,860	1,609,196	1,444,907	208,110
Cost of revenues
Net advertising services	(522,553)	(557,421)	(598,040)	(86,136)
Paid services	(259,079)	(271,965)	(128,767)	(18,546)
Total cost of revenues	(781,632)	(829,386)	(726,807)	(104,682)
Gross profit
Net advertising services	667,605	669,095	634,170	91,339
Paid services	188,623	110,715	83,930	12,089
Total gross profit	856,228	779,810	718,100	103,428

19.  Fair Value Measurements

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy (in thousands):

		Fair Value Measurements at Reporting Date Using
	Carrying Value on Balance Sheets	Quote Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
As of December 31, 2015:
Assets:
Term deposits and short term investments	769,681	106,907	662,774	—
Restricted cash	125,000	125,000	—	—
Available-for-sale investments	513,994	—	—	513,994
As of December 31, 2016:
Assets:
Term deposits and short term investments	781,298	22,198	759,100	—
Restricted cash	354,602	354,602	—	—
Available-for-sale investments	939,432	—	—	939,432

Phoenix New Media Limited

Notes to Consolidated Financial Statements

19.  Fair Value Measurements (Continued)

The following table sets forth the reconciliation of the fair value measurements of available-for-sale investments using significant unobservable inputs (level 3) from January 1, 2015 to December 31, 2016 (in thousands):

Fair Value Measurements Using Significant Unobservable Inputs
(Level 3)
RMB

Beginning balance as of January 1, 2015	77,093
Additional investments	352,008
Additional investments obtained from conversion of ordinary shares	40,538
Change in fair value	15,869
Currency translation adjustment	28,486
Ending balance as of December 31, 2015	513,994
Additional investments obtained from conversion of convertible loans	143,820
Change in fair value	247,336
Currency translation adjustment	34,282
Ending balance as of December 31, 2016	939,432

Restricted cash The Group’s restricted cash represents guarantee of banking facility which is restricted to withdrawal or usage. The fair values of restricted cash are determined based on the pervasive interest rate in the market. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 1 of fair value measurement.

Term deposits The fair values of term deposits placed with banks with original maturities of more than three months and up to one year are determined based on the pervasive interest rates in market as stated in the contracts with the banks. The Group classifies the valuation techniques that use the interest rates input as Level 1 of fair value measurement.

Short term investments Short term investments represent interest-bearing deposit placed with financial institutions which are restricted to withdrawal and use. The investments are issued by commercial bank in the PRC with a variable interest rate indexed to performance of underlying assets. To estimate fair value, the Group refers to the quoted rate of return provided by banks at the end of each period using the discounted cash flow method. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

Available-for-sale investments Available-for-sale investment represents the investments of convertible redeemable preferred shares in Particle. In accordance with ASC 820, the Group measures available-for-sale investments at fair value on a recurring basis. The fair values of the Group’s available-for-sale investments are determined based on the discounted cash flow model using the discount curve of market interest rates. The Group classifies the valuation techniques that use unobservable inputs as Level 3 of fair value measurements.

The key inputs used in available-for-sale investments valuation as of December 31, 2015 and 2016 were as follow:

	As of December 31,
	2015	2016
Discount rate	25.5%	23.0%
Lack of marketability discount (“DLOM”)	26.0%	25.0%
Volatility	50.3%	47.0%
Revenue growth rate	5.0%-503.0%	10.0%-349.0%
Terminal growth rate	3.0%	3.0%

Phoenix New Media Limited

Notes to Consolidated Financial Statements

19.  Fair Value Measurements (Continued)

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

Convertible loans due from a related party Convertible loans due from a related party represent short-term loans advanced to a related party of which the Group may at its option convert all or a portion into preferred shares. The fair value of the convertible loans due from a related party was based on the discounted cash flow model. As of December 31, 2016, the estimated fair value of convertible loans was US$15.8 million. The Group classifies the valuation techniques that use unobservable inputs as Level 3 of fair value measurements. The key inputs used in the valuation of convertible loans due from a related party as of December 31, 2016 were the same as the key inputs in available-for-sale investments valuation as of December 31, 2016.

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

Short-term bank loans The carrying value of the short-term bank loans approximates its fair value due to its short term nature. The rate of interest under the loan agreement with the lending bank was determined based on the prevailing interest rates in the market. The Group estimated the fair value of the short-term bank loans using the discounted cash flow methodology. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

20.  Net Income per Share

The following table sets forth the computation of basic and diluted net income per share for the years indicated (amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data):

	For the Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Net income per Class A and Class B ordinary share - basic:
Numerator:
Net income attributable to Phoenix New Media Limited	263,091	73,584	80,611	11,609
Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding	595,521,893	569,058,424	571,298,943	571,298,943
Weighted average number of contingently issuable shares	2,094,730	2,189,299	2,222,593	2,222,593
Denominator used in computing net income per share — basic	597,616,623	571,247,723	573,521,536	573,521,536
Net income per Class A and Class B ordinary share — basic	0.44	0.13	0.14	0.02
Net income per Class A and Class B ordinary share - diluted:
Numerator:
Net income attributable to Phoenix New Media Limited	263,091	73,584	80,611	11,609
Denominator:
Denominator used in computing net income per share — basic	597,616,623	571,247,723	573,521,536	573,521,536
Share-based awards	17,003,487	9,537,533	3,516,370	3,516,370
Denominator used in computing net income per share — diluted	614,620,110	580,785,256	577,037,906	577,037,906
Net income per Class A and Class B ordinary share — diluted	0.43	0.13	0.14	0.02
Net income per ADS (1 ADS represents 8 Class A ordinary shares):
Denominator used in computing net income per ADS — basic	74,702,078	71,405,965	71,690,192	71,690,192
Denominator used in computing net income per ADS — diluted	76,827,514	72,598,157	72,129,738	72,129,738
Net income per ADS — basic	3.52	1.03	1.12	0.16
Net income per ADS — diluted	3.42	1.01	1.12	0.16

Phoenix New Media Limited

Notes to Consolidated Financial Statements

20.  Net Income per Share (Continued)

The Company has included 2,094,730, 2,189,299 and 2,222,593 contingently issuable shares in the denominator used in computing basic and diluted net income per share for the years ended December 31, 2014, 2015 and 2016, respectively. These shares are contingently issuable upon the holder’s request without other substantive conditions and for no further consideration. There were 27,823,275, 29,572,888 and 30,953,329 options to purchase ordinary shares have been excluded from the computation of diluted net income per share for the years ended December 31, 2014, 2015 and 2016, respectively, as their effects would be anti-dilutive.

21.  Treasury Stock

In May 2014, the Company’s board of directors approved a new share repurchase program (“New Share Repurchases Program”), under which the Company was authorized to repurchase up to US$50.0 million worth of its outstanding ADSs for a period not to exceed twelve months.

During the years ended December 31, 2014 and 2015, the Company had repurchased 4,021,073 and 1,347,071 ADSs, respectively, from the open market for consideration of US$39.2 million (RMB241.3 million) and US$10.8 million (RMB65.9 million), respectively. As of December 31, 2015, the Company completed the New Share Repurchases Program for a total of 5,368,144 ADSs repurchased. All treasury stocks repurchased were cancelled for an aggregate consideration of US$50.3 million (RMB308.9 million) including cancellation fees of US$0.3 million (RMB1.7 million).

22.  Commitments and Contingencies

(a) Commitments

As of December 31, 2016, future minimum commitments under non-cancelable agreements were as follows (in thousands):

	Rental	Bandwidth Purchases	Cooperation with Phoenix TV Group	Content Purchases	Property and Equipment, and Intangible Assets	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
2017	24,916	25,461	6,708	14,762	2,094	4,338	78,279
2018	7,932	273	12,506	15,144	—	245	36,100
2019	5,702	—	5,510	9,578	—	—	20,790
2020	4,812	—	—	283	—	—	5,095
2021 and thereafter	3,960	—	—	495	—	—	4,455
Total	47,322	25,734	24,724	40,262	2,094	4,583	144,719

The amounts of cooperation with Phoenix TV Group are calculated according to the New Agreements (see Note 2(a)).

The rental expenses were approximately RMB39.8 million, RMB41.1 million and RMB 39.4 million (US$5.7 million) during the years ended December 31, 2014, 2015 and 2016, respectively, and were charged to the consolidated statements of comprehensive income when incurred.

The Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2015 and 2016.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

22.  Commitments and Contingencies (Continued)

(b) Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. The Group is currently a party to certain legal proceedings and claims which in the opinion of the Company’s management, adequate provisions have been recorded to cover the probable loss of those that can be reasonably estimated, while other claims are considered would not have material adverse effect, individually or in the aggregate, on the Group’s financial position, results of operations or cash flows.

In relation to one of the claims in 2016 about the infringement of copyright and unauthorized selling on the Group’s website and mobile applications for a piece of literature work, the related claim for damage was approximately RMB235.8 million, however, the actual income the Group generated from such literature work was less than RMB1,500. As litigation is subject to inherent uncertainties and this case is at its preliminary stage, and based on the legal advice, the Group is currently unable to make an estimation of the amount of the reasonably possible loss or range of possible loss, if any. However, the Group’s view of these matters may change in the future and will review the need for any such liability on a regular basis.

Litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. There exists the possibility of a material adverse impact on the Group’s financial position, results of operations or cash flows for the period in which the unfavorable outcome occurs, and potentially in future periods.

(c) Long-term Liabilities for Uncertain Tax Positions

As mentioned in Note 15, as of December 31, 2015 and 2016, the Group had recorded uncertain tax positions of RMB18.4 million and RMB21.7 million (US$3.1 million), respectively.

23.  Related Party Transactions

The table below sets forth the major related parties and their relationships with the Group:

Related Parties	Relationships with the Group
Entities within the non US listed part of the Phoenix TV Group	Under common control by Phoenix TV
CMCC	A shareholder of Phoenix TV
Beijing Phoenix Lilita Information Technology Co., Ltd. (“Lilita”)	Cost method investee, related party of Phoenix TV Group
Particle Inc. (“Particle”)	Available-for-sale method investee, with common directors of the Company
Beijing Fenghuang Tianbo Network Technology Co., Ltd. (“Tianbo”)	Equity method investee
Phoenix FM Limited (“FM”)	Equity method investee
Shenzhenshi Fenghuang Jingcai Network Technology Co., Ltd. (“Fenghuang Jingcai”)	Equity method investee
Hangzhou Qike Technology Co., Ltd.	Equity method investee
Lifeix Inc.	Cost method investee
Mr. Gao Ximin and Mr. Qiao Haiyan	Legal shareholders of Tianying Jiuzhou and employees of the Group
Mr. He Yansheng	Legal shareholder of Yifeng Lianhe and employee of the Group
Mr. Wu Haipeng and Mr. He Yansheng	Legal shareholders of Chenhuan and employees of the Group

Phoenix New Media Limited

Notes to Consolidated Financial Statements

23.  Related Party Transactions (Continued)

In addition to those disclosed elsewhere in the financial statements, the Group had the following significant related party transactions during the years ended December 31, 2014, 2015 and 2016 (in thousands):

Transactions with the Non US Listed Part of Phoenix TV Group:

	For the Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Content provided by Phoenix TV Group	(3,757)	(4,730)	(7,447)	(1,073)
Data line services provided by Phoenix TV Group	(363)	(180)	—	—
Advertising and promotion expenses charged by Phoenix TV Group	(1,246)	(1,788)	(1,277)	(184)
Corporate administrative expenses charged by Phoenix TV Group	(354)	(1,812)	(260)	(37)
Project cost charged by Phoenix TV Group	—	(55)	—	—
Revenues earned from Phoenix TV Group	25,168	16,510	10,356	1,492

Transactions with CMCC :

	For the Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Advertising revenues earned from CMCC	29,643	35,787	31,956	4,603
Paid services revenues earned from and through CMCC	290,755	273,510	122,672	17,668
Revenue sharing fees and bandwidth costs to CMCC	(41,766)	(44,359)	(20,941)	(3,016)

Transactions with Investees:

	For the Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Loans provided to FM	4,300	8,000	—	—
Advances provided to/(repaid from) FM	482	71	(102)	(15)
Loans repaid from FM	(800)	—	(7,056)	(1,016)
Advertising revenues earned from Tianbo	421	4,384	13,482	1,942
Advances provided to/(repaid from) Tianbo	—	1,177	(1,177)	(170)
Advertising revenues earned from Lilita	333	14,414	42,619	6,138
Brand license authorization revenues earned from Lilita	855	3,155	172	25
Advertising resources provided by Tianbo	(31)	(39)	(670)	(96)
Advances provided to Fenghuang Jingcai	—	409	19	3
Loans provided to Particle and related interest income	—	—	50,337	7,250
Issuance of convertible loans to Particle and related interest income	—	—	248,249	35,755

Phoenix New Media Limited

Notes to Consolidated Financial Statements

23.  Related Party Transactions (Continued)

As of December 31, 2015 and 2016, the amounts due from and due to related parties were as follows (in thousands):

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
Amounts due from related parties:
Due from CMCC	58,295	48,831	7,033
Due from Phoenix TV Group	20,144	31,509	4,538
Due from Particle	—	50,337	7,250
Due from other investees	46,238	25,583	3,685
Total	124,677	156,260	22,506
Amounts due to related parties:
Due to CMCC	1,808	249	36
Due to Phoenix TV Group	17,060	17,724	2,553
Others	500	747	107
Total	19,368	18,720	2,696

The amounts due from or amounts due to Phoenix TV Group were net amounts of other operating funds provided by Phoenix TV, expenses paid by Phoenix TV Group on behalf of the Group, expenses charged by Phoenix TV Group under the cooperation agreement (see Note 2 (a)), accounts receivable from Phoenix TV Group for the advertising services provided to its customers.

In November 2016, the Company’s board of directors authorized to grant new unsecured short-term loans to Particle with an aggregate principal amount of RMB120.0 million or U.S. dollar equivalent at an interest rate of 9% per annum and with a term of no more than six months. The Group had granted a US$6.8 million (RMB45.9 million) loan to Particle in November 2016. In December 2016, the Company’s board of directors has authorized the Company to revise and extend the terms of this loan from six months to twelve months. As of December 31, 2016, the carrying value of this loan recorded in amounts due from related parties was RMB47.8 million (US$6.9 million).

For the year ended December 31, 2016, total interest income arising from loans provided to Particle, convertible loans due from Particle and bank interest expenses incurred by the Company but borne by Particle was RMB9.1 million (US$1.3 million).

24.  Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs incorporated in the PRC are required to annually appropriate 10% of their net after-tax income to the general reserve fund or the statutory surplus fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, and in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), General Notes to Financial Statements, the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which the restricted portion amounted to approximately RMB549.9 million and RMB551.8 million (US$79.5 million) as of December 31, 2015 and 2016, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to the Company’s shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), General Notes to Financial Statements and concluded that it was applicable for the Company to disclose its condensed financial information for the year ended December 31, 2016. For the purposes of presenting the Company’s separate financial information, the Company records its investments in its subsidiaries and VIEs under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investments using equity accounting” and “Share of profit of investments using equity accounting, including impairments and disposal gain” in the condensed statements of comprehensive income. See Note 26 for the Company’s information.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

25.  Subsequent Events

In January 2017, the Group had granted an unsecured RMB74.0 million loan to Particle at an interest rate of 9.0% per annum and with maturity of twelve months. Particle is required to use the proceeds of the loan for its ordinary course working capital requirements.

26.  Additional Information - Condensed Financial Statements of the Company

The condensed financial statements of Phoenix New Media Limited have been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04.

The Company records its investments in subsidiaries and VIEs under the equity method of accounting. Such investments are presented on the balance sheets as “Investments using equity accounting”, and the profit of subsidiaries and VIEs is presented as “Share of profit of investments using equity accounting, including impairments and disposal gain” in the statement of comprehensive income.

As of December 31, 2015 and 2016, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those, if any, which have been separately disclosed in the consolidated financial statements.

26.  Additional Information - Condensed Financial Statements of the Company (Continued)

Phoenix New Media Limited

Condensed Financial Information of the Company

Balance Sheets

(Amounts in thousands, except for number of shares and per share data)

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	14,022	32,731	4,714
Term deposits and short term investments	83,854	—	—
Amounts due from related parties	30	50,343	7,251
Amounts due from subsidiaries and VIEs	216,451	228,050	32,846
Prepayments and other current assets	1,991	1,565	225
Convertible loans due from a related party	—	104,429	15,041
Total current assets	316,348	417,118	60,077
Non-current assets:
Investments using equity accounting	1,189,213	1,251,578	180,266
Available-for-sale investments	513,994	939,432	135,306
Total non-current assets	1,703,207	2,191,010	315,572
Total assets	2,019,555	2,608,128	375,649
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Amounts due to related parties	3,326	4,609	664
Amounts due to subsidiaries and VIEs	205,268	435,724	62,757
Accrued expenses and other current liabilities	5,326	2,027	292
Total current liabilities	213,920	442,360	63,713
Total liabilities	213,920	442,360	63,713
Shareholders’ equity:
Class A ordinary shares (US$0.01 par value, 680,000,000 shares authorized; 253,250,854 and 254,909,790 shares issued and outstanding as of December 31, 2015 and 2016, respectively)	16,733	16,843	2,426
Class B ordinary shares (US$0.01 par value, 320,000,000 shares authorized; 317,325,360 and 317,325,360 shares issued and outstanding as of December 31, 2015 and 2016, respectively)	22,053	22,053	3,176
Additional paid-in capital	1,551,104	1,555,511	224,040
Statutory reserves	70,311	77,946	11,227
Retained earnings	122,093	195,069	28,096
Accumulated other comprehensive income	23,341	298,346	42,971
Total shareholders’ equity	1,805,635	2,165,768	311,936
Total liabilities and shareholders’ equity	2,019,555	2,608,128	375,649

26. Additional Information - Condensed Financial Statements of the Company (Continued)

Phoenix New Media Limited

Condensed Financial Information of the Company

Statements of Comprehensive Income

(Amounts in thousands)

	For the Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Operating expenses:
General and administrative expenses	(9,131)	(10,783)	(8,649)	(1,246)
Total operating expenses	(9,131)	(10,783)	(8,649)	(1,246)
Loss from operations	(9,131)	(10,783)	(8,649)	(1,246)
Other income:
Interest income	19,187	4,625	10,016	1,443
Foreign currency exchange (loss)/gain	(6,792)	(4,948)	2,512	362
Gain on disposal of an equity investment and acquisition of available-for-sale investments	—	4,643	—	—
Others, net	1,359	6,242	2,476	356
Share of profit of investments using equity accounting, including impairments and disposal gain	258,468	73,805	74,256	10,694
Net income	263,091	73,584	80,611	11,609
Other comprehensive income	44,786	38,682	275,005	39,609
Comprehensive income	307,877	112,266	355,616	51,218

26. Additional Information - Condensed Financial Statements of the Company (Continued)

Phoenix New Media Limited

Condensed Financial Information of the Company

Statements of Cash Flows

(Amounts in thousands)

	For the Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net cash provided by/(used in) operating activities	27,590	(8,754)	(2,323)	(335)
Cash flows from investing activities:
Placement of term deposits and short term investments	(335,493)	(83,854)	—	—
Maturity of term deposits and short term investments	386,427	—	83,854	12,077
Investments in available-for-sale investments	(36,810)	(352,008)	—	—
Issuance of convertible loans to a related party	—	—	(228,280)	(32,879)
Loans provided to a related party	—	—	(45,865)	(6,606)
Investments in investments using equity accounting	(69,365)	(35,757)	(3,554)	(512)
Net cash used in investing activities	(55,241)	(471,619)	(193,845)	(27,920)
Cash flows from financing activities:
Borrowings from subsidiaries an VIEs	13,867	212,435	212,441	30,598
Proceeds from exercise of stock options	8,756	6,944	2,436	351
Repurchase of ordinary shares	(242,500)	(66,417)	—	—
Net cash (used in)/provided by financing activities	(219,877)	152,962	214,877	30,949
Net (decrease)/increase in cash and cash equivalents	(247,528)	(327,411)	18,709	2,694
Cash and cash equivalents at the beginning of the year	588,961	341,433	14,022	2,020
Cash and cash equivalents at the end of the year	341,433	14,022	32,731	4,714