Form 20-F
period 2017-12-31
Phoenix New Media Ltd
filed 2018-04-26
CIK 1509646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

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

260,001,486 Class A ordinary shares were outstanding as of December 31, 2017
317,325,360 Class B ordinary shares were outstanding as of December 31, 2017

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

FISCAL YEAR ENDED DECEMBER 31, 2017

i

Conventions that Apply to this Annual Report on Form 20-F

In this annual report, unless otherwise indicated:

•    “ADSs” refers to our American depositary shares, each of which represents eight Class A ordinary shares and “ADRs” refers to the American depositary receipts that may evidence our ADSs;

•    “affiliated consolidated entities” refer to Yifeng Lianhe (Beijing) Technology Co., Ltd., Beijing Tianying Jiuzhou Network Technology Co., Ltd., and Beijing Chenhuan Technology Co., Ltd., each of which is a PRC domestic company. Substantially all of our operations in China are conducted by our affiliated consolidated entities, in which we do not own any equity interest, through our contractual arrangements. We treat all of these three PRC domestic companies as variable interest entities and have consolidated their financial results in our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. As such, unless otherwise specified herein, references to “affiliated consolidated entities” in this annual report include Yifeng Lianhe, Tianying Jiuzhou and Chenhuan;

•    “Chenhuan” refers to Beijing Chenhuan Technology Co., Ltd., a PRC domestic company and one of our affiliated consolidated entities;

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

•    “Fenghuang On-line” refers to Fenghuang On-line (Beijing) Information Technology Co., Ltd., a wholly foreign-owned PRC entity;

•    “Fengyu Network” refers to Beijing Fengyu Network Technology Co., Ltd., a PRC domestic company and a subsidiary of Tianying Jiuzhou.

•    “Huanyou Tianxia” refers to Beijing Huanyou Tianxia Technology Co., Ltd., a PRC domestic company and an indirect subsidiary of Chenhuan;

•    “Qieyiyou” refers to Qieyiyou (Beijing) Information Technology Co., Ltd., a wholly foreign-owned PRC entity;

•    “ordinary shares” refer to our Class A ordinary shares and Class B ordinary shares, collectively;

•    “Phoenix TV” refers to Phoenix Media Investment (Holdings) Limited;

•    “Phoenix TV (BVI)” refers to Phoenix Satellite Television (B.V.I) Holding Limited, a wholly owned direct subsidiary of Phoenix TV, which directly owned 54.8% of our share capital as of March 31, 2018.

•    “Phoenix TV Group” refers to Phoenix TV and its subsidiaries, not including our company.

•    “PRC subsidiaries” refer to Fenghuang On-line (Beijing) Information Technology Co., Ltd., Beijing Fenghuang Yutian Software Technology Co., Ltd., Fenghuang Feiyang (Beijing) New Media Information Technology Co., Ltd., Beijing Fenghuang Borui Software Technology Co., Ltd., Qieyiyou (Beijing) Information Technology Co. and any other companies established in the PRC in which we hold direct or indirect certain equity interests and whose financial results are consolidated into our financial statements in accordance with U.S. GAAP; and unless otherwise specified herein, references to “PRC subsidiaries” in this annual report do not include the companies established in the PRC in which we do not hold directly or indirectly any equity interest but whose financial results are consolidated into our financial statements as variable interest entities in accordance with U.S. GAAP.

•    “RMB” or “Renminbi” refers to the legal currency of China; “$”, “dollars”, “US$” and “U.S. dollars” refer to the legal currency of the United States;

•    “Tianying Jiuzhou” refers to Beijing Tianying Jiuzhou Network Technology Co., Ltd., a PRC domestic company and one of our affiliated consolidated entities;

•    “we”, “us”, “our company”, “our” and “Phoenix New Media” refer to Phoenix New Media Limited, a Cayman Islands company and its predecessor entities and subsidiaries, and, unless the context otherwise requires, our affiliated consolidated entities and their subsidiaries in China; and

•    “Yifeng Lianhe” refers to Yifeng Lianhe (Beijing) Technology Co., Ltd., a PRC domestic company and one of our affiliated consolidated entities.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2015, 2016 and 2017, and as of December 31, 2016 and 2017.

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

ITEM 2.                                                                                              OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.                                                                                                KEY INFORMATION

A.                                                                                    Selected Financial Data

The selected consolidated financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report on Form 20-F. The selected consolidated statements of comprehensive income data for the years ended December 31, 2015, 2016 and 2017 and the selected consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report on Form 20-F. The selected consolidated statements of comprehensive income data for the years ended December 31, 2013 and 2014 and the selected balance sheet data as of December 31, 2013, 2014 and 2015 have been derived from our audited financial statements not included in this annual report on Form 20-F. The historical results are not necessarily indicative of results to be expected in any future period.

	For the Years Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except for number of shares and per share (or ADS) data)
Consolidated Statements of Comprehensive Income Data
Revenues:
Net advertising revenues	863,737	1,190,158	1,226,516	1,232,210	1,353,480	208,026
Paid services revenues	560,738	447,702	382,680	212,697	221,612	34,061
Total revenues	1,424,475	1,637,860	1,609,196	1,444,907	1,575,092	242,087
Cost of revenues (1)	(696,355)	(781,632)	(829,386)	(726,807)	(727,197)	(111,768)
Gross profit	728,120	856,228	779,810	718,100	847,895	130,319
Operating expenses (1) :
Sales and marketing expenses	(273,399)	(330,777)	(346,133)	(339,171)	(493,664)	(75,875)
General and administrative expenses	(97,849)	(137,818)	(183,989)	(181,677)	(146,923)	(22,582)
Technology and product development expenses	(108,683)	(149,996)	(170,714)	(161,880)	(192,325)	(29,560)
Total operating expenses	(479,931)	(618,591)	(700,836)	(682,728)	(832,912)	(128,017)
Income from operations	248,189	237,637	78,974	35,372	14,983	2,302
Other income, net	67,422	72,859	18,928	56,937	34,224	5,261
Income before tax	315,611	310,496	97,902	92,309	49,207	7,563
Income tax expense	(37,588)	(48,377)	(25,517)	(14,089)	(14,783)	(2,272)
Net income	278,023	262,119	72,385	78,220	34,424	5,291
Net loss attributable to noncontrolling interests	1,531	972	1,199	2,391	3,048	468
Net income attributable to Phoenix New Media Limited	279,554	263,091	73,584	80,611	37,472	5,759
Net income	278,023	262,119	72,385	78,220	34,424	5,291
Other comprehensive income, net of tax: fair value remeasurement for available-for-sale investments	—	40,283	15,869	247,336	321,538	49,419
Other comprehensive (loss)/income, net of tax: foreign currency translation adjustment	(23,179)	4,503	22,813	27,669	(49,640)	(7,630)
Comprehensive income	254,844	306,905	111,067	353,225	306,322	47,080
Comprehensive loss attributable to noncontrolling interests	1,531	972	1,199	2,391	3,048	468
Comprehensive income attributable to Phoenix New Media Limited	256,375	307,877	112,266	355,616	309,370	47,548
Net income attributable to Phoenix New Media Limited	279,554	263,091	73,584	80,611	37,472	5,759
Net income per Class A and Class B ordinary share:
Basic	0.46	0.44	0.13	0.14	0.07	0.01
Diluted	0.45	0.43	0.13	0.14	0.06	0.01
Net income per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	3.69	3.52	1.03	1.12	0.52	0.08
Diluted	3.59	3.42	1.01	1.12	0.51	0.08
Weighted average number of Class A and Class B ordinary shares used in computing net income per share:
Basic	605,988,397	597,616,623	571,247,723	573,521,536	574,786,887	574,786,887
Diluted	622,420,459	614,620,110	580,785,256	577,037,906	590,433,907	590,433,907

Note:

(1)         Includes share-based compensation as follows:

	For the Years Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Allocation of share-based compensation:
Cost of revenues	7,293	16,295	6,335	(4,367)	5,017	771
Sales and marketing expenses	3,922	10,200	3,043	(2,842)	1,877	288
General and administrative expenses	3,662	20,927	21,836	11,025	10,796	1,659
Technology and product development expenses	1,846	5,759	3,140	(1,926)	3,162	486
Total share-based compensation included in cost of revenues and operating expenses	16,723	53,181	34,354	1,890	20,852	3,204

	As of December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	845,138	1,285,847	310,669	202,694	362,862	55,771
Term deposits and short term investments	556,672	40,000	769,681	781,298	737,657	113,376
Accounts receivable, net	353,379	493,569	506,351	405,033	458,744	70,508
Total current assets*	1,918,259	2,038,343	1,894,953	2,068,385	2,243,266	344,784
Total assets	2,056,760	2,326,830	2,567,206	3,168,542	3,599,108	553,173
Current liabilities	469,494	591,993	742,840	983,079	1,071,931	164,753
Non-current liabilities	12,231	18,179	19,680	23,035	26,026	4,000
Total liabilities	481,725	610,172	762,520	1,006,114	1,097,957	168,753
Total shareholders’ equity	1,575,035	1,716,658	1,804,686	2,162,428	2,501,151	384,420

* In 2017, we adopted the guidance of ASU 2015-17 issued by FASB in November 2015, which requires entities to present deferred tax assets and deferred tax liabilities as noncurrent in a classified balance sheet. Pursuant to the guidance, the deferred tax assets have been reclassified from current assets as presented in the previously audited financial statements to noncurrent assets in the above balance sheets information as of December 31, 2013, 2014, 2015 and 2016.

	For the Years Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Non-GAAP gross profit (2)	735,413	872,523	786,145	713,733	852,912	131,090
Non-GAAP income from operations (2)	264,912	290,818	113,328	37,262	35,835	5,506
Non-GAAP adjusted net income attributable to Phoenix New Media Limited (3)	296,277	305,150	145,156	84,277	52,028	7,995

Notes:

(2)   Non-GAAP gross profit and non-GAAP income from operations are both non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP income from operations is income from operations excluding share-based compensation.

(3)   We define non-GAAP adjusted net income attributable to Phoenix New Media Limited as net income attributable to Phoenix New Media Limited excluding share-based compensation, income or loss from equity investments, including impairments, gain on disposal of subsidiaries and acquisition of equity investments, and gain on disposal of an equity investment and acquisition of available-for-sale investments.

           We believe the separate analysis and exclusion of the following non-GAAP to GAAP reconciling items add clarity to the constituent parts of our performances. We review non-GAAP gross profit, non-GAAP income from operations and non-GAAP adjusted net income attributable to Phoenix New Media Limited together with gross profit, income from operations and net income attributable to Phoenix New Media Limited to obtain a better understanding of our operating performance. We use these non-GAAP financial measures for planning and forecasting and measuring results against the forecast. Using these non-GAAP financial measures to evaluate our business allows us and our investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our investors. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of items like share-based compensation, income or loss from equity investments, including impairments, which have been and will continue to be significant recurring items, and without the effect of gain on disposal of subsidiaries and acquisition of equity investments, and gain on disposal of an equity investment and acquisition of available-for-sale investments, which have been significant and one-time items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact our gross profit, income from operations and net income attributable to Phoenix New Media Limited for the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from or as an alternative to the financial measures prepared in accordance with U.S. GAAP.

Non-GAAP to GAAP reconciling items have no income tax effect.

Our non-GAAP gross profit, non-GAAP income from operations and non-GAAP adjusted net income attributable to Phoenix New Media Limited are calculated as follows for the years presented:

	For the Years Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Gross Profit	728,120	856,228	779,810	718,100	847,895	130,319
Excluding:
Share-based compensation	7,293	16,295	6,335	(4,367)	5,017	771
Non-GAAP gross profit	735,413	872,523	786,145	713,733	852,912	131,090

Income from operations	248,189	237,637	78,974	35,372	14,983	2,302
Excluding:
Share-based compensation	16,723	53,181	34,354	1,890	20,852	3,204
Non-GAAP income from operations	264,912	290,818	113,328	37,262	35,835	5,506

Net income attributable to Phoenix New Media Limited	279,554	263,091	73,584	80,611	37,472	5,759
Excluding:
Share-based compensation	16,723	53,181	34,354	1,890	20,852	3,204
Loss/(income) from equity investments, including impairments	—	18,538	41,861	1,776	(6,296)	(968)
Gain on disposal of subsidiaries and acquisition of equity investments	—	(29,660)	—	—	—	—
Gain on disposal of an equity investment and acquisition of available-for-sale investments	—	—	(4,643)	—	—	—
Non-GAAP adjusted net income attributable to Phoenix New Media Limited	296,277	305,150	145,156	84,277	52,028	7,995

Currency Translation and Exchange Rates

We have translated certain Renminbi, or RMB, amounts included in this annual report on Form 20-F into U.S. dollars for the convenience of the readers. The rate we used for the translations was RMB6.5063 = US$1.00, which was the noon buying rate on December 29, 2017 in New York for cable transfers in Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The translation does not mean that RMB could actually be converted into U.S. dollars at that rate. The following table shows the noon buying rate for RMB express in RMB per US$1.00.

	Noon Buying Rate
Period	Period End	Average	Low	High
	(RMB per US$1.00)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2827	6.4896	6.1870
2016	6.9430	6.6400	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April (through April 20, 2018)	6.2945	6.2859	6.3045	6.2655

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

In 2015, 2016, and 2017, we generated 76.2%, 85.3% and 85.9% of our total revenues from advertising services, respectively. Going forward, we expect our net advertising revenues to contribute an increasing portion of our total revenues. Our ability to generate and maintain substantial advertising revenues will depend on a number of factors, many of which are ultimately beyond our control, including but not limited to:

•                      the acceptance of online (including mobile and PC-based) advertising as an effective way for advertisers to market their businesses;

•                      the maintenance and enhancement of our brand;

•                      the maintenance and development of advertising technology, such as the maintenance of advertising data base and advertising placement platform, and the ability to prevent computer virus attack;

•                      the maintenance and development of our programmatic advertising platforms. We launched our self-developed demand-side platform Fengyu in the second quarter of 2017 and our revenue generated from programmatic advertising has increased significantly since then. Our ability to maintain and upgrade Fengyu and its related platforms, such as data management platform and advertisement exchange platform is crucial to our advertising services;

•                      the development of independent and reliable means of measuring online traffic and verifying the effectiveness of our online advertising services;

•                      the development and retention of a large user base with attractive demographics for advertisers; and

•                      our ability to have continued success with innovative advertising services.

Our advertisers may choose to reduce or discontinue their business with us if they believe their advertising spending has not generated or would not generate enough sales to end customers or has not improved or would not effectively improve their brand recognition. In addition, certain technologies could potentially be developed and applied to block the display of our online advertisements and other marketing products on PC websites, mobile applications and mobile websites, which may in turn cause us to lose advertisers and adversely affect our operating results. Moreover, changes in government policies could restrict or curtail our online advertising services. Failure to retain our existing advertisers or attract new advertisers for our advertising services could seriously harm our business, operating results and growth prospects.

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

•       changes in government policies, regulations or their enforcement with respect to various types of mobile Internet services and applications; and

•                      potential competition from more established companies that decide to enter the mobile Internet market.

We rely in part on application marketplaces, Internet search engines, navigation sites, web browsers and pre-installations on handsets to drive traffic to our PC websites, mobile applications and mobile websites, and if we fail to appear near the top of such search results or rankings or to retain partnership with certain handset manufacturers, traffic to our PC websites, mobile applications and mobile websites could decline and our business and operating results could be adversely affected.

We rely on application marketplaces, such as Apple’s iOS App Store, and other handset manufactures’ Android App Store, to drive downloads of mobile applications of our products, including ifeng News, ifeng Video, and the digital reading application Fanyue Novel, among others. In the future, iOS App Store, Android stores or other operators of application marketplaces may make changes to their marketplaces which could hinder or impede access to our products and services. We also depend in part on Internet search engines, navigation sites and web browsers, such as Baidu, Sougou, Hao123, Hao360, UC Browser, 360 Browser and Cheetah Browser, to drive traffic to our PC websites and referrals to our mobile applications and mobile websites. For example, when a user types an inquiry into a search engine, we rely on a high organic search result ranking of our webpages in these search results to refer users to our websites. However, our ability to maintain high organic search result rankings is not totally within our control. Our competitors’ search engine optimization, or SEO, efforts may result in their websites receiving a higher search result page ranking than ours, or Internet search engines could revise their methodologies in a way that would adversely affect our search result rankings. If Internet search engines modify their search algorithms or other methodologies in ways that are detrimental to us, or if our competitors’ SEO efforts are more successful than ours, the growth in our user base could be adversely affected. In addition, navigation websites or web browsers might reduce the recommendation of our products for various reasons from time to time.

We also rely on pre-installations on handsets to increase traffic to our mobile applications. By partnering with mobile handset manufacturers, we can have our mobile applications exposed directly to our users without downloading from application stores once they buy certain handsets. In this way, users are more inclined to use our mobile applications for convenience reasons. Any reduction in the number of users directed to our PC websites, mobile applications and mobile websites through application marketplaces, Internet search engines, navigation sites, web browsers and pre-installations could harm our business and operating results.

If we are unable to successfully expand our mobile strategy and increase our mobile advertising revenues, our business, operating results and growth prospects could be materially affected.

Use of mobile devices for consumption of news and other media content by consumers in China has been increasing rapidly in recent years. This shift towards mobile has brought with it both challenges and opportunities. We encountered weaker demand for PC-based advertising in 2016 and 2017 but achieved year-over-year growth in mobile advertising revenues during the same period. We see mobile devices as the primary gateway for news consumption going forward and our ability to maintain and increase our mobile advertising revenues will be critical to our future business prospects. While we are taking measures to expand our user base across our various mobile applications, optimize our targeting technology and integrate next-generation high-efficiency advertising solutions, there can be no assurance that these measures will be effective. User preferences and behaviors on mobile devices are rapidly evolving and we may not be able to successfully adapt to these changes. The variety of technical and other configurations across different mobile devices, platforms and applications also increases the challenges associated with our mobile expansion. Although we have taken strict control over operating expenses, we have witnessed significant increase in our traffic acquisition expenses. Our traffic acquisition expenses may continue to increase in the future which will adversely impact our financial results. Our mobile strategy is also subject to risks relating to changes in government policies, regulations or their enforcement with respect to mobile Internet services and applications. Any change to laws and regulations applicable to the mobile Internet industry, such as those relating to content, user privacy, pricing, copyrights and distribution, may impede the growth of mobile Internet in China or make it more difficult for us to carry out our mobile advertising business. If we cannot successfully grow our user base and capitalize on emerging monetization opportunities on mobile devices, we may not be able to maintain or grow our advertising revenues, which could materially and adversely affect our operating results and growth prospects.

Yidian Zixun is one of our most important investments in our mobile strategy. If we are unable to successfully realize the anticipated benefits from this investment or lose our option to consolidate Particle Inc. in the future, our mobile strategy and growth prospects could be materially affected.

As part of our mobile strategy, we have made substantial investments in Particle Inc., or Particle, in the form of investments and loans. Particle operates Yidian Zixun (“—点资讯”), or Yidian, a personalized news and life-style information application in China that allows users to define and explore desired content on their mobile devices. As of the date hereof, we held Series B, Series C and Series D1 convertible redeemable preferred shares of Particle, which had been accounted for as available-for-sale investments, representing an aggregate of approximately 41.8% equity interest of Particle on an as-if converted basis. The fair value of our available-for-sale investments in Particle was RMB1,196.3 million (US$183.9 million) as of December 31, 2017. As of the date hereof, we also had two outstanding unsecured short-term loans to Particle, including (i) a convertible loan granted in August 2016 with a principal amount of US$14.8 million at an interest rate of 4.35% per annum due in August 2018 after several extensions, which can be converted into Series D1 convertible redeemable preferred shares of Particle at a conversion price of US$1.071803 per share before August 9, 2018, and (ii) a loan granted in January 2017 with a principal amount of RMB74.0 million (US$10.8 million) at an interest rate of 9% per annum due in July 2018 after one extension. Pursuant to an agreement among our company, Particle and Long De Cheng Zhang Culture Communication (Tianjin) Co., Ltd. (“Long De”), we are expected to assign to Long De or its designated affiliates our rights under the convertible loan granted in August 2016, and Long De or its affiliates should pay us approximately US$17.0 million for the assignment. While we do not have control over, and therefore do not consolidate Particle, we may consolidate Particle as a subsidiary once Yidian’s user base reaches a certain level. We have also been collaborating closely with Particle in executing our mobile strategy. As such, if Yidian fails to grow its user base and expand its business, our mobile strategy may be materially and adversely affected, we may not be able to realize anticipated benefits from consolidating Particle as a subsidiary, and we may lose our entire investments in Particle. In addition, as Particle has engaged and may continue to engage in additional onshore and offshore financing activities, as additional investors are brought in as new shareholders of Particle or any of its principal subsidiaries or affiliated consolidated entity, and as certain special rights are granted to some of these new shareholders, our equity interest in Particle may be diluted, we may not be able to consolidate Particle as a subsidiary, and Particle may lose its right to consolidate its current consolidated affiliated entity. Any of the above could have a material adverse effect on our business, financial condition and operating results.

News feed advertising is becoming an important mobile advertising format in China. If we are unable to successfully develop our news feed advertising solution and adapt to new changes in advertising formats and trends, our mobile advertising revenues and growth may be materially and adversely affected.

News feed advertising is the practice of constantly updating lists of advertisements alongside news and information. It effectively helps mobile applications enlarge their advertising inventory by inserting advertisements into the flow of content, while improving the user experience based on native appearance and contextual relevance, implying greater monetization potential. We expect news feed advertising to maintain strong growth momentum and become an increasingly important mobile advertising format in China. While we had developed and added news feed advertising into our mobile applications and mobile websites in late 2016, we are facing an increasingly competitive environment. For example, several mobile applications of other companies, such as Jinri Toutiao, Tiantian Kuaibao and QQ news (Tencent), UC Toutiao (Alibaba) and Baidu app, are all competing in news feed advertising. If we are unable to successfully develop our news feed advertising solution and deliver better return on investment, or ROI, to our advertising clients, our future mobile advertising revenues may be materially and adversely affected. Except for news feed advertising, we believe that more types of innovative mobile advertising formats may emerge in the future. If we are unable to swiftly develop and adapt to new changes in advertising formats and trends, our mobile advertising revenues may be materially and adversely affected.

Any failure to retain large advertising agencies or attract new agencies on reasonable terms could materially and adversely affect our business. If advertising agencies demand higher service fees, our gross margin may be negatively affected.

Approximately 73.4%, 66.4% and 78.5% of our net advertising revenues in China were derived from advertising agencies in 2015, 2016 and 2017, respectively. We primarily serve our advertisers through advertising agencies and rely on these agencies for sourcing our advertisers and collecting advertising revenue. In consideration for these agencies’ services, the agencies earn advertising agency service fees which are deducted from our gross advertising revenues. While advertising agencies in China commonly increase their agency service fees on a sliding scale basis along with increased volume of business, if our agency service fees increase at a materially disproportional rate relative to our gross advertising revenues, our operating results may be negatively affected. We do not have long-term or exclusive arrangements with these agencies, and we cannot assure you that we will continue to maintain favorable relationships with them. If we fail to maintain favorable relationships with large advertising agencies or attract additional agencies, we may not be able to retain existing advertisers or attract new advertisers and our business and operating results could be materially and adversely affected.

Over the years, there has been some consolidation among advertising agencies in China. If the consolidation trend continues and the market is effectively controlled by a small number of large advertising agencies, such advertising agencies may be in a position to demand higher advertising agency service fees based on increased bargaining power, which could reduce our net advertising revenues.

If we fail to continue to anticipate user preferences and provide high quality content that attracts and retains users, or if we have to limit our services or cease providing certain content in order to comply with changing regulatory requirements, we may not be able to generate sufficient user traffic to remain competitive.

Our success depends on our ability to generate sufficient user traffic through the provision of attractive content. If we are not able to license or otherwise obtain popular premium content (such as we-media content, professionally-generated content, or PGC and; user-generated content, or UGC and etc.) at commercially reasonable terms, if our desired premium content becomes exclusive to our competitors, or if we do not continue to possess the license and priority over any third party to broadcast Phoenix TV’s content, the attractiveness of our offerings to users may be severely impaired.

We may also be required to limit our services or be prevented from providing certain content to our users due to regulatory requirements or sanctions. For example, we received a public notice issued by the State Administration of Press, Publication, Radio, Film and Television of the People’s Republic of China, or the SAPPRFT, on June 22, 2017 in connection with our and certain other Internet companies’ regulatory non-compliances. The notice required us to suspend our ifeng video and audio services due to our lack of the Internet audio-visual program transmission license and our certain commentary programs that violates government regulations. We have cooperated with SAPPRFT to make the necessary changes to our ifeng video and audio services, and we no longer distribute any video and audio content from Phoenix TV accordingly. We are not sure when we can distribute this kind of content again, and whether our ifeng video and audio services will not be ordered to suspend again in the future.

Regulatory authorities in China have also increased their supervision of the content we distribute and made regulatory inquiries and oral warnings to us from time to time. In a couple of instances, the regulatory authority even ordered suspension of downloads of our mobile applications and prohibited us from providing any update to some of our content for a short period of time. We cannot assure you that similar events will not occur in the future. Any of these events could severely impair the attractiveness of our applications and websites to users, reduce our user traffic and affect our revenue.

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

In 2015, 2016 and 2017, revenues from our mobile value-added services, or MVAS, accounted for 18.2%, 8.1% and 7.4%, respectively, of our total revenues, due to lower demand from mobile users. For more information about our MVAS, see “Item 4. Information of the Company — B. Business Overview — Our Channels —Our Operations with the Telecom Operators.” In addition, we cannot assure you that we will be successful in developing our MVAS business, which will depend, among other things, on our ability to:

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

We face significant competition in the new media industry in China, including competition from major Internet portals, mobile news and information application operators, Internet video companies, online video sites of major TV broadcasters, online digital reading companies, interactive and social network service providers, online and mobile gaming companies, mobile Internet services providers and other companies with strong media, online video and paid services businesses. Some of our competitors have longer operating histories and significantly greater financial resources than we do, which may allow them to attract and retain more users and advertisers. Our competitors may compete with us in a variety of ways, including by obtaining exclusive online distribution rights for popular content, conducting more aggressive brand promotions and other marketing activities and making acquisitions to increase their user bases. If any of our competitors achieves greater market acceptance or are able to offer more attractive online content, interactive services or paid services than us, our user traffic and our market share may decrease, which may result in a loss of advertisers and have a material and adverse effect on our business, financial condition and operating results. We also face competition from traditional advertising media such as television, newspapers, magazines, billboards and radio.

We have contracted with third-party content providers and we may lose users and revenues if these relationships deteriorate or arrangements are terminated. If third-party content providers increase their content licensing fees, our operating results may be negatively affected.

We have relied and will continue to rely mostly on third parties for the content we distribute across our channels. If these parties fail to develop and maintain high-quality and engaging content or raise their licensing fees, or if a large number of our existing relationships are terminated, we could lose users and advertisers and our brand could be materially harmed. License fees for third-party content showed an increasing trend in 2017. If such license fees continue to increase significantly in the future, our income from operations may be negatively affected. In addition, the Chinese government has the ability to restrict or prevent state-owned media from cooperating with us in providing certain content to us, which, if exercised, would result in a significant decrease in the amount of content we are able to source for our PC websites, mobile applications and mobile websites and negatively impact our operating results.

We may not be able to continue to receive the same level of support from Phoenix TV Group in the future. We could lose our license and priority over any third party to broadcast Phoenix TV Group’s content and licensed trademarks, which would have an adverse effect on our paid services business, and would also negatively affect our video advertising business. Together, these impacts could have an adverse effect on our business and operating results.

Phoenix TV, our majority shareholder, is a leading global Chinese language TV network broadcasting premium content globally and into China. In November 2009, our PRC subsidiary, Fenghuang On-line, entered into a cooperation agreement with Phoenix TV, or the Phoenix TV Cooperation Agreement, under which Fenghuang On-line and Phoenix TV agreed to certain cooperative arrangements in the areas of content, branding, promotion and technology. Pursuant to the Phoenix TV Cooperation Agreement, in November 2009 each of Tianying Jiuzhou and Yifeng Lianhe entered into a program content license agreement, or Content License Agreement, with Phoenix Satellite Television Company Limited and a trademark license agreement, or Old Trademark License Agreement, with Phoenix Satellite Television Trademark Limited. Considering the significant growth and changes in our business since execution of these agreements in 2009, we and Phoenix TV Group entered into a new set of agreements in May 2016 and December 2017, or the New Agreements, to amend and replace the previous agreements and provide the terms of our continued cooperation. The New Agreements include Program Resource License Agreements and Program Text/Graphics Resource License Agreements, or the Program License Agreements, between Phoenix Satellite Television Company Limited and each of Tianying Jiuzhou, Yifeng Lianhe and Fengyu Network, and new trademark license agreements by and between Phoenix Satellite Television Trademark Limited and each of Tianying Jiuzhou and Yifeng Lianhe, or the New Trademark License Agreements.

Unlike the previous agreements, the New Agreements do not grant us the right to sublicense Phoenix TV Group’s copyrighted content to third parties. While we are in the process of negotiating with Phoenix TV Group to potentially re-acquire such right of sublicense, we cannot assure you that we will be able to re-acquire such right at reasonable costs or at all.

We benefit from the license with priority over any third party granted to Tianying Jiuzhou, Yifeng Lianhe and Fengyu Network by Phoenix Satellite Television Company Limited, a wholly owned subsidiary of Phoenix TV, to broadcast Phoenix TV Group’s copyrighted content from three television channels of Phoenix TV Group on ifeng.com (our main Internet channel), i.ifeng.com (a mobile Internet channel of ours), and ifeng News, ifeng Video and ifeng VIP (three mobile applications of ours) in China (excluding Hong Kong, Macau and Taiwan) concurrently with such content broadcasted on the three television channels of Phoenix TV Group, pursuant to the Program License Agreements. This license with priority helps to distinguish our content offerings from those of other Internet and new media companies in China. The fees payable to Phoenix TV Group by us for all content licenses described above is RMB10.0 million for the first year of the agreements, which will incrementally increase by 15% for each subsequent year of the agreements. Each of the parties to the Program License Agreements has the right to terminate the Program License Agreements before their expiration date by 6-month prior written notice to the other party. In addition, each of the Program License Agreements can be terminated earlier (i) by the non-breaching party in the event of a breach and if the breach is not cured within ten business days after receipt of notice of breach from the non-breaching party, (ii) in the event of bankruptcy or the cessation of business operations of either party, or a change in the shareholder or equity structure of the relevant affiliated consolidated entity, other than in connection with the contractual arrangements, (iii) by Phoenix Satellite Television Company Limited in the event that our shareholders or ownership structure change so that the shares held by Phoenix TV Group account for 50% or less of our actual total issued shares, or in the event that we lose control of Tianying Jiuzhou, Yifeng Lianhe or Fengyu Network; or if Tianying Jiuzhou, Yifeng Lianhe or Fengyu Network, as applicable, ceases its business operation; (iv) if either party’s performance of its obligations is held unlawful under PRC law; or (v) if an event occurs that adversely affects the performance by either party of its obligations and upon written notice by the unaffected party. The Program License Agreements will, unless extended further, expire on May 26, 2019.

If the aforementioned existing agreements expire and we cannot reach new agreements with Phoenix TV Group before the expiration, we may not be able to obtain rights to use Phoenix TV Group’s content and licensed trademarks on our platforms on commercially reasonable terms, with any priority or at all, which would have an effect on our paid services business, and may also negatively affect our video advertising business. Together, these impacts could have a material and adverse effect on our business, operating results and financial condition.

We received a public notice issued by SAPPRFT on June 22, 2017 in connection with our and certain other internet companies’ regulatory non-compliances. The notice required us to suspend our ifeng video and audio services due to our lack of the Internet audio-visual program transmission license and our certain commentary programs that violated government regulations. We have cooperated with SAPPRFT to make the necessary changes to our ifeng video and audio services and we no longer distribute any video and audio the content from Phoenix TV accordingly. We are not sure when we can distribute this kind of content again, and whether our ifeng video and audio services will not be ordered to suspend again in the future.

In addition, Tianying Jiuzhou and Yifeng Lianhe are able to use certain of Phoenix TV Group’s logos pursuant to the Old Trademark License Agreement and the New Trademark License Agreements. We believe that our use of these logos helps to affiliate us with the brand of Phoenix TV Group, which helps to enhance our own brand. Different from the Old Trademark License Agreement, however, the New Trademark License Agreements no longer allow us to use the double-phoenix logo of Phoenix TV Group on a stand-alone basis and increased the annual license fee payable to Phoenix TV Group from a total of US$10,000 to the greater of 2% of the annual revenues of Tianying Jiuzhou or Yifeng Lianhe (as the case may be) or US$100,000 for each company. For illustrative purpose only, Tianying Jiuzhou and Yifeng Lianhe had total annual revenues of RMB570.4 million in 2016 and RMB413.8 million in 2017 in accordance with U.S.GAAP, which meant that the annual license fee payable to Phoenix TV Group would have been RMB11.4 million and RMB8.3 million in 2016 and 2017, respectively, if the New Trademark License Agreements had been implemented since January 2016. Each of the New Trademark License Agreements has an initial term of three years and may be extended prior to expiration of its term with the written confirmation of Phoenix TV Group, and may be terminated earlier by Phoenix TV Group in the event of a material breach by us of any covenant or a material failure by us to perform any of our obligation and if the breach or failure, as applicable, is not rectified within a reasonable time or ten days of receipt of written notice from Phoenix TV Group. For example, we may in practice use such logos beyond the scope authorized by Phoenix TV Group, which may constitute a breach of such agreements and cause Phoenix TV Group to terminate such New Trademark License Agreements. We cannot assure you that we will be able to continue to use Phoenix TV Group’s logos in order to help maintain our brand affiliation with Phoenix TV Group. If our brand image deteriorates as a result of a weaker brand affiliation with Phoenix TV Group, our business and the price of your ADSs could be negatively affected.

On March 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issuing the Administrative Measures for Special Tax Adjustment and Investigation and Mutual Consultation Procedures, or SAT Circular 6, which became effective on May 1, 2017, and replaced the Circular on Enterprise Income Tax Issues concerning Disbursement of Expense by Enterprises to Overseas Related Parties. Pursuant to SAT Circular 6, tax authorities carry out special tax adjustment monitoring and management of enterprises via review of the reporting of connected transactions, management of contemporaneous documentation, profit level monitoring and other means. When enterprises are found to have special tax adjustment risks, they will send notices to such enterprises, suggesting the existence of a tax risk. The tax authorities will pay special attention to an enterprise with the risk characteristics in the implementation of the special tax investigation. Such risk characteristics include but are not limited to: (i) engaging in connected transactions with affiliates in countries (regions) subject to lower tax rates; (ii)no distribution or reduced distribution of profit without reasonable business needs by an enterprise that is established in a country (region) where the actual tax burden is less than 12.5% controlled by resident enterprises and/or Chinese resident individuals; or (iii) other tax planning or arrangements that do not have reasonable business purposes. According to SAT Circular 6, payments made by our PRC subsidiaries and affiliated consolidated entities to Phoenix TV or its offshore affiliates under the above arrangements may be subject to stringent supervision by competent tax authority.

Any negative development in Phoenix TV’s market position, harm to Phoenix TV’s brand or operations, or regulatory actions or legal proceedings affecting Phoenix TV’s intellectual properties on which our business relies could materially and adversely affect our business and operating results.

Our business benefits significantly from our association with Phoenix TV’s brand. Many of our users and advertisers are attracted to the “Phoenix” (“鳳凰”) brand, with which our brand, “ifeng.com” (“鳳凰網”) shares a similar Chinese name. Any negative development in Phoenix TV’s market position or brand recognition may materially and adversely affect our marketing efforts and the popularity of our business. Any negative development in Phoenix TV’s operations or attractiveness to users or advertisers may materially and adversely affect our business and operating results. Moreover, as we benefit from the content licensed to us by Phoenix TV, any regulatory actions or legal proceedings against Phoenix TV related to such content could have a material adverse impact on our operating results.

If we are unable to keep pace with rapid technological changes in the PC and mobile Internet industries, our business may suffer.

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

Our lack of an Internet audio-visual program transmission license has exposed, and may continue to expose, us to administrative sanctions, including the banning of our paid mobile video services and video advertising services, which would materially and adversely affect our business and results of operation.

The PRC government regulates the Internet industry extensively, including foreign ownership of, and the licensing requirements pertaining to, companies in the Internet industry. A number of regulatory agencies, including the Ministry of Culture, or the MOC, the Ministry of Industry and Information Technology, or MIIT, the State Administration of Radio and Television, or SAPPRFT, (formerly the  Generate Administration of Press, Publication, Radio, Film and Television, or GAPPRFT), the State Council Information Office, or the SCIO, the Cyberspace Administrator of China, or CAC, and other governmental authorities, jointly regulate all major aspects of the Internet industry. Operators are required to obtain various government approvals and licenses prior to providing the relevant Internet information services.

Pursuant to the Administrative Provisions on Internet Audio-visual Program Service , or the Audio-visual Program Provisions, which was issued by the State Administration of Radio, Film and Television (the predecessor of SAPPRFT), or SARFT and MIIT on December 20, 2007, came into effect on January 31, 2008 and was revised on August 28, 2015, online transmission of audio and video programs requires an Internet audio-visual program transmission license and online audio-visual service providers must be either wholly state-owned or state-controlled. In a press conference jointly held by SARFT and MIIT to answer questions with respect to the Audio-visual Program Provisions in February 2008, SARFT and MIIT clarified that online audio-visual service providers that already had been operating lawfully prior to the issuance of the Audio-visual Program Provisions may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Online Transmission of Audio-Visual Programs.”

We started offering Internet audio-visual program services through Tianying Jiuzhou in China prior to the issuance of the Audio-visual Program Provisions. Tianying Jiuzhou submitted an application to SAPPRFT to apply for the Internet audio-visual program transmission license when the relevant regulation came into effect. However, as of the date of this annual report, SAPPRFT has not issued Tianying Jiuzhou an Internet audio-visual program transmission license. Although we have been communicating with the relevant government authorities, such government authorities have not informed us as to when they will make a decision on whether to issue such license to Tianying Jiuzhou. In June 2017, SAPPRFT issued a notice requiring us to suspend our ifeng video and audio services due to our lack of Internet audio-visual program transmission license and certain commentary programs that violated government regulations. While we have been able to continue our video and audio operation notwithstanding the notice by cooperating with SAPPRFT to make the necessary changes to our ifeng video and audio services, complying with government regulation and continuing to improve the management and operation of the ifeng video and audio business, we cannot assure you that we will not receive similar or other notices or be subject to other penalties or disciplinary action from the relevant governmental authorities in the future regarding our dissemination of audio-visual programs through our PC websites, mobile applications and mobile websites without such license. We cannot assure you that Tianying Jiuzhou will be able to obtain the Internet audio-visual program transmission license. Based on the opinion of our PRC counsel, Zhong Lun Law Firm, due to Tianying Jiuzhou’s lack of an Internet audio-visual program transmission license, the applicable local counterpart of SAPPRFT may issue further warnings, order us to rectify our violating activity and impose fines on us. In case of severe contravention as determined by SAPPRFT or its applicable local counterpart in its discretion, the applicable local counterpart of SAPPRFT may ban the violating operations, seize our equipment in connection with such operations and impose a penalty of one to two times the amount of the total investment in such operations. The banning of our paid mobile video services and video advertising services would materially and adversely affect our business and operating results.

Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services or to cease the Internet access services provided by third parties to us. In 2017, approximately 92.6% of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties.

We are required to obtain an Internet news license from CAC for the dissemination of news through our PC websites, mobile applications and mobile websites. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Internet News Dissemination.” Tianying Jiuzhou submitted an application to the CAC to apply for the Internet news license when the relevant regulation came into effect. However, as of the date of this annual report, the CAC has not issued an Internet news license to Tianying Jiuzhou. Based on the opinion of our PRC counsel, Zhong Lun Law Firm, as a result of Tianying Jiuzhou’s lack of an Internet news license, the CAC or applicable cyberspace administrator at the provincial level may order us to cease our Internet information services or to cease the Internet access services provided by third parties to us and impose a fine on us of not more than RMB30,000. In 2017, approximately 92.6% of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties; and therefore if we are ordered to cease such services, our business, financial condition and results of operation will be materially and adversely affected.

Our business and operating results may be harmed by service disruptions, or by our failure to timely and effectively scale and adapt our existing technology and infrastructure.

The continual accessibility of our PC websites, mobile applications and mobile websites and the performance and reliability of our network infrastructure are critical to our reputation and our ability to attract and retain users, advertisers and partners. Any system failure or performance inadequacy that causes interruptions in the availability of our services or increases the response time of our services could reduce our appeal to users and consumers. Factors that could significantly disrupt our operations include system failures and outages caused by fire, floods, earthquakes, power loss, and telecommunications failures and similar events. Despite we have endeavored efforts to implement network security measures to our systems, it may also be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering, and security breaches related to the storage and transmission of proprietary information, such as personal information. If we were to suffer a sustained system failure or an extended decline in performance that interrupts or reduces speed of access to our services, our reputation may be harmed, we may fail to attract or retain users, advertisers and partners, and our business and operating results may be harmed as a result.

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

As of December 31, 2017, our management has concluded that our internal control over financial reporting is effective. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective as of December 31, 2017.

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

We depend on China Mobile, a related party, and other PRC mobile telecommunications operators for the majority of our MVAS revenues, and any termination or deterioration of our relationship with these telecommunications operators may result in severe disruptions to our business operations and the loss of the majority of our MVAS revenues.

We derive majority of MVAS revenues, such as WVAS, mobile video, mobile newspaper, and mobile games from the provision of content or services through the networks of the PRC telecommunications operators. In particular, we rely primarily on the networks of China Mobile, a shareholder of Phoenix TV since August 2006 with an equity interest of 19.69% as of March 31, 2018 to deliver our services. In 2015, 2016 and 2017, we derived approximately 71.5%, 57.7% and 62.6% of our paid services revenues from China Mobile, respectively. Within these revenues, we generated a portion through fixed fee arrangements with China Mobile for our mobile newspaper services. The remainders of our MVAS revenues were derived from China United Telecommunications Corporation, or China Unicom, and China Telecommunications Corporation, or China Telecom.

We have entered into a series of agreements with China Mobile and other Chinese mobile operators and their provincial subsidiaries to provide MVAS through their networks. These mobile operators could terminate cooperation with us or refuse to perform their obligations to pay for the MVAS we provide under the terms of our agreements with them for a variety of reasons, including failure to meet specified performance standards, the provision of poor services that gives rise to a high level of customer complaints or the delivery of content that violates the relevant operator’s policies and applicable law. In addition, our agreements with the mobile operators are generally for terms of one year or less. There is no assurance that we will be able to renew these agreements on commercially reasonable terms, or at all. If any of the Chinese mobile operators ceases to cooperate with us, it is unlikely that such operator’s customers will continue to use our mobile services. In particular, if China Mobile ceases to cooperate with us, it is unlikely that we will be able to build up sufficient new customers through the networks of other Chinese mobile operators to develop a customer base comparable to that which we have developed through China Mobile. Due to our reliance on China Mobile and other Chinese mobile operators to deliver our MVAS to our customers, any termination or deterioration of our relationship with China Mobile or other Chinese mobile operators may result in severe disruptions to our business operations and the loss of the majority of our MVAS revenues, and could have a negative impact on our financial condition and operating results.

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

Cooperation with mobile service providers, which we refer to as our “channel partners,” and mobile device manufacturers has provided us with important distribution channels for our MVAS businesses. We sell a certain amount of our premium content and services through our channel partners’ platforms. In addition, we pre-install into the menus of certain mobile devices certain of our MVAS icons and short codes for products offered on the multimedia messaging service, or MMS, short message service, or SMS, etc. A consumer who buys a new mobile device pre-installed with our MVAS icons and codes can access and subscribe to our services quickly and easily. Channel partners and mobile device manufacturers have, through our cooperation with them, become important distribution channels. However, we cannot assure you that we will continue to maintain a growing or stable number of suitable channel partners in the future. In addition, in recent years, China Mobile and other telecommunications operators have entered into cooperation agreements with mobile handset manufacturers similar to our agreements with mobile handset manufacturers. We cannot guarantee that mobile device manufacturers will continue their direct cooperation with us or maintain their current revenue sharing arrangements with us.

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

•                      China macro-economic conditions;

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

Failure to obtain SAPPRFT’s approval for introducing and broadcasting foreign television programs could have a material adverse effect on our ability to conduct our business.

A substantial amount of the video content on our PC websites, mobile applications and mobile websites is closely linked to or is the online version of the TV content of Phoenix TV. PRC law requires approval from SAPPRFT for introducing and broadcasting foreign television programs into China. In September 2004, SARFT promulgated certain regulations of the Administrative Regulations on the Introduction and Broadcasting of Foreign Television Programs, pursuant to which only organizations designated by SAPPRFT are qualified to apply to SAPPRFT or its authorized entities for the introduction or broadcasting of foreign television programs. In addition, on July 6, 2004, SARFT issued the Measures for the Administration of Publication of Audio-Visual Programs through the Internet or Other Information Networks, or the 2004 A/V Measures, which explicitly prohibit Internet service providers from broadcasting any foreign television program over an information network and state that any violation may result in warnings, monetary penalties or, in severe cases, criminal liabilities. On November 19, 2009, SARFT issued a notice which extended this prohibition to broadcasting over mobile phones. In December 2007 and March 2009, however, SARFT issued two notices which provide that certain foreign audio-visual programs may be published through the Internet provided that certain regulatory requirements have been met and certain permits have been obtained, thereby implying that the absolute restriction against broadcasting foreign television programs on the Internet as set forth in the 2004 A/V Measures has been lifted. On April 25, 2016, SAPPRFT issued the Administrative Provisions on Audio-Visual Program Services through Private Network and Targeted Communication, the 2016 A/V Provisions, which replaced the 2004 Internet A/V Measures. The 2016 A/V Provisions does not explicitly specify whether broadcasting foreign television program is permitted. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Foreign Television Programs and Satellite Channels.” As of the date of this annual report, we have not obtained an approval from SAPPRFT for introducing and broadcasting foreign TV programs produced by Phoenix TV or other foreign TV stations in China. We have made oral inquiries with SARFT, and were orally informed that such operations do not violate the regulations on the introduction and distribution of foreign TV programs. Therefore, there is considerable uncertainty as to whether we are permitted to transmit foreign television programs through the online video services that we offer. If SAPPRFT or its local branch requires us to obtain its approval for our introduction and online broadcasting of overseas TV programs, we may not be able to obtain such approval in a timely manner or at all. Based on the opinion of our PRC counsel, Zhong Lun Law Firm, in such case, the PRC government would have the power to, among other things, levy fines against us, confiscate our income, order us to cease certain content service, or require us to temporarily or permanently discontinue the affected portion of our business.

Failure to obtain certain permits for our health and Chinese medicine verticals would subject us to penalties.

Entities in China are not allowed to provide drug-related or medical care information services online before obtaining an Internet Medicine Information Service Qualification Certificate and a Consent Letter for Internet Medical Care Information from the relevant local government agencies. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Certain Internet Content.” Certain of our verticals, such as our health and traditional Chinese medicine verticals contain drug-related information and certain online health diagnoses and treatment advices provided by our users. We do not currently have such certificate or consent letter, but have engaged an agency to assist us in applying for such certificate and consent letter. We are in the process of undertaking the necessary steps for preparing this application. We cannot assure you that we may be able to obtain the certificate and consent letter. Without them, we may be subject to administrative warnings, termination of any Internet drug-related services and online health diagnoses and treatment services on our PC websites, mobile applications and mobile websites, and other penalties that are not clearly provided for in the relevant regulations.

If we fail to obtain or maintain all applicable permits and approvals, or fail to comply with PRC regulations, relating to online games, our ability to conduct our online game business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions.

Pursuant to PRC regulations regulating online games, online games (including mobile games) are categorized as a type of “online cultural product” and the provision of online games is deemed an Internet publication activity. Therefore, in order to operate an online game business, an operator should obtain an Online Culture Operating Permit from the MOC (with a business scope covering operation of online games) and a Network Publication Service License from SAPPRFT in order to directly make its online games publicly available in China. Furthermore, pursuant to the Provisional Measures on the Administration of Online Games promulgated by the MOC on June 3, 2010, an online mobile games operator should make a filing with the MOC in respect of each domestic game within 30 days of commencing operations. In addition, each online game must be screened by SAPPRFT by way of an approval process before it is first published and made publicly available. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Online Cultural Activities, Online Games and Internet Music.”

As of the date of this annual report, Tianying Jiuzhou, Yifeng Lianhe and Huanyou Tianxia have obtained Online Culture Operating Permits from the MOC with respect to its operation of online games. Tianying Jiuzhou has obtained an Internet Publication License from SAPPRFT with respect to books and periodicals published on the Internet, including the mobile Internet, and online and mobile games. However, neither of Yifeng Lianhe and Huanyou Tianxia has obtained an Internet Publication License or a Network Publication Service License. In addition, we license almost all of our online and mobile games from other game operators and share profits with these game operators. We require these game operators to obtain the requisite approvals from SAPPRFT, and make the filings with the MOC, for relevant online and mobile games. As of the date of this annual report, we have not obtained advanced approval for some of our mobile games from SAPPRFT or completed filing with the MOC. We cannot assure you that (i) Yifeng Lianhe and Huanyou Tianxia can obtain a Network Publication Service License; or (ii) we or such game operators can obtain all the required approvals and complete the relevant filing procedures with the relevant government authorities for each game we operate in a timely manner or at all. If the relevant authority challenges the commercial operation of our games and determines that we are in violation of the relevant laws and regulations regarding online and mobile games, it would have the power to, among other things, levy fines against us, confiscate our income and require us to discontinue our online game business. In addition, if we were deemed to be in violation of the relevant laws and regulations regarding online and mobile games, SAPPRFT would have the ability to withdraw the Internet Publication License that it granted to Tianying Jiuzhou on April 15, 2011, which may affect, directly or indirectly, our ability to conduct our online digital reading services and game services.

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

Tianying Jiuzhou and Yifeng Lianhe are currently engaged in the provision of value-added telecommunications services and each of them has obtained ICP Licenses from MIIT or its local counterpart in Beijing. In addition, Tianying Jiuzhou owns our material domain names, including ifeng.com, and, as of March 31, 2018, owned six registered trademarks that were transferred to it from Phoenix Satellite Television Trademark Limited. Yifeng Lianhe owned 20 registered trademarks, and Tianying Jiuzhou and Yifeng Lianhe continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited, a wholly owned subsidiary of Phoenix TV, in their value-added telecommunications services. Therefore, we are not currently in compliance with the MIIT 2006 Notice.

We have designed propriety logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2018, Tianying Jiuzhou owned 189 PRC registered trademarks, six of which were transferred from Phoenix Satellite Trademark Limited, and Yifeng Lianhe owned 20 PRC registered trademarks. In addition, Tianying Jiuzhou had submitted 293 registration applications relating to 57 logo designs to the PRC Trademark Office. Despite our having registered many trademarks used in our value-added telecommunications business operations, we may continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited.

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

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet businesses and companies, including limitations on our ability to own key assets, such as our PC websites, mobile applications and mobile websites.

The Chinese government heavily regulates the Internet industry, including foreign investment in the Chinese Internet industry, content on the Internet and license and permit requirements for service providers in the Internet industry. Since some of the laws, regulations and legal requirements with respect to the Internet are relatively new and evolving, their interpretation and enforcement involve significant uncertainties. In addition, the Chinese legal system is based on written statutes and so that prior court decisions can only be cited for reference and have little precedential value. As a result, in many cases it is difficult to determine what actions or omissions may result in liabilities. Issues, risks and uncertainties relating to China’s government regulation of the Chinese Internet sector include the following:

•                      We operate our PC websites, mobile applications and mobile websites in China through contractual arrangements due to restrictions on foreign investment in businesses providing value-added telecommunication services, including substantially all of our paid services and advertising services.

•                      Uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices, give rise to the risk that some of our permits, licenses or operations may be subject to challenge, which may be disruptive to our business, subject us to sanctions or require us to increase capital, compromise the enforceability of relevant contractual arrangements, or have other adverse effects on us. The numerous and often vague restrictions on acceptable content in China subject us to potential civil and criminal liability, temporary blockage of our PC websites, mobile applications and mobile websites or complete shut-down of the above-mentioned sites. For example, the State Secrecy Bureau, which is directly responsible for the protection of state secrets of all Chinese government and Chinese Communist Party organizations, is authorized to block any websites or mobile applications it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information. In addition, the newly amended Law on Preservation of State Secrets which became effective on October 1, 2010 provides that whenever an Internet service provider detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security and public security. As per request of the authorities of state security, public security or state secrecy, the Internet service provider should delete any contents on its websites or mobile applications that may lead to disclosure of state secrets. Failure to do so on a timely and adequate basis may subject the service provider to liability and certain penalties imposed by the State Security Bureau, Ministry of Public Security and/or MIIT or their respective local counterparts.

•                      Under the Cyber Security Law of the People’s Republic of China, or Cyber Security Law, which became effective on June 1, 2017, when network operators, such as us, provide users with information publication services, instant messaging services and other services, they shall require users to provide real identity information at the time of signing agreements with users or confirming the provision of services. Where users do not provide real identify information, network operators shall not provide them with relevant services. If network operators fail to comply with these requirements, relevant competent authorities may order the operators to rectify, and if they fail to rectify or if the circumstances are serious, a fine may be imposed, and the relevant competent authorities may order the operators to suspend operation, close down the website, and revoke their relevant business permits and licenses; and a fine of no less than RMB10,000 but no more than RMB100,000 may be imposed on the persons directly in charge and other directly responsible persons.

•                      On September 28, 2009, the General Administration of Press and Publication (the predecessor of SAPPRFT), or GAPP and the National Office of Combating Pornography and Illegal Publications jointly published a circular expressly prohibiting foreign investors from participating in Internet game operating business via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. On February 4, 2016, the SAPPRFT and the MIIT jointly issued the Administrative Measures on Network Publication, which took effect in March 10, 2016 and prohibit wholly foreign-owned enterprises, Sino-foreign equity joint ventures and Sino-foreign cooperative enterprises from engaging in the provision of web publishing services. In addition, project cooperation between an Internet publishing service provider and a wholly foreign-owned enterprise, Sino-foreign equity joint venture, or Sino-foreign cooperative enterprise within China or an overseas organization or individual involving Internet publishing services shall be subject to examination and approval by the SAPPRFT in advance.

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

The Chinese government may prevent us from advertising or distributing content, including UGC, that it believes is inappropriate and we may be subject to penalties for such content or we may have to interrupt or stop the operation of our PC websites, mobile applications and mobile websites.

China has enacted regulations governing Internet access and the distribution of news and other information. In the past, the Chinese government has stopped the distribution of information over the Internet or through mobile Internet devices that it believes violates Chinese law, including content that it believes is obscene or defamatory, incites violence, endangers the national security, or contravenes the national interest. In addition, certain news items, such as news relating to national security, may not be published without permission from the Chinese government. If the Chinese government were to take any action to limit or prohibit the distribution of information through our PC websites, mobile applications and mobile websites, or through our services, or to limit or regulate any current or future content or services available to users on our network, our business could be significantly harmed.

In addition to professionally produced content, content from Phoenix TV and our in-house produced content, we allow our users to upload text and images (UGC) to our PC websites, mobile applications and mobile websites. We have a content screening team of 13 full-time editors and more than 100 outsourced staff members who are responsible for monitoring and preventing the public release of inappropriate or illegal content, including UGC, on our PC websites, mobile applications and mobile websites or through our services. Although we have adopted internal procedures to monitor the content displayed on our PC websites, mobile applications and mobile websites, due to the significant amount of UGC uploaded by our users, we may not be able to identify all the UGC that may violate relevant laws and regulations. Failure to identify and prevent inappropriate or illegal content from being displayed on our PC websites, mobile applications and mobile websites may subject us to liability.

Moreover, because the definition and interpretation of prohibited content is in many cases vague and subjective, it is not always possible to determine or predict what content might be prohibited under existing restrictions or restrictions that might be imposed in the future. For example, in 2005, SARFT issued a notice prohibiting commercials for WVAS related to “fortune-telling” from airing on radio and television stations effective in February 2005. SAPPRFT or other Chinese government authorities may prohibit the marketing of other MVAS via a channel we depend on to generate revenues, which could have a material adverse effect on our business, operating results or financial position.

Content provided on our PC websites, mobile applications and mobile websites may expose us to libel or other legal claims which may result in costly legal damages.

Claims have been threatened and filed against alleging for libel, defamation, invasion of privacy and other matters based on the nature and content of the materials posted on our PC websites, mobile applications and mobile websites. While we screen our content for such potential liability, there is no assurance that our screening process will identify all potential liability, especially liability arising from UGC and content we license from third parties. In the past, some of the claims brought against us have resulted in liability. Although to date none of such claims resulting material loss, we cannot assure you we will not be subject to future claims that could be costly, encourage similar lawsuits, distract our management team or harm our reputation and possibly our business. For more information, see “Item 4. Information on the Company—B. Business Overview—Legal and Administrative Proceedings.”

Advertisements on our PC websites, mobile applications and mobile websites may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our PC websites, mobile applications and mobile websites to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to websites or mobile application posting, such as advertisements relating to medical treatment, pharmaceuticals, medical instruments, agrochemicals, veterinary pharmaceuticals and health food, we are obligated to confirm that such review has been performed and approval has been obtained from relevant governmental authorities, which include the local branch of the SAIC, the local branch of the State Food and Drug Administration, the local branch of the Ministry of Health and the local branch of the State Administration of Traditional Chinese Medicine. On April 24, 2015, the Standing Committee of the National People’s Congress issued the Advertisement Law, which took effect on September 1, 2015, to further strengthen the supervision and management of advertisement services. In addition, on July 4, 2016, SAIC issued the Interim Measures for the Administration of Internet Advertising, the New Interim Measures, to further regulate Internet advertising activities. Pursuant to these laws and regulations, any advertisement that contains false or misleading information to deceive or mislead consumers shall be deemed false advertising. Furthermore, the Advertisement Law explicitly stipulates detailed requirements for the content of several different kinds of advertisement, including advertisements for medical treatment, pharmaceuticals, medical instruments, health food, alcoholic drinks, education or training, products or services having an expected return on investment, real estate, pesticides, feed and feed additives, and some other agriculture-related advertisement. Also, according to the New Interim Measures, no advertisement of such special commodities or services which are subject to examination by an advertising examination authority shall be published unless it has passed such examination. In addition, an Internet advertisement shall be identifiable and clearly identified as an “advertisement” so that consumers will know that it is an advertisement. Paid search advertisements shall be clearly distinguished from natural search results. We may be subject to enhanced supervision and more serious penalties in case of a violation (if any) pursuant to such new Advertisement Law and the New Interim Measures. To fulfill these monitoring functions, we include clauses in most of our advertising contracts requiring that all advertising content provided by advertisers must comply with relevant laws and regulations. Pursuant to the contracts between us and advertising agencies, advertising agencies are liable for all damages to us caused by their breach of such representations. Before a sale is confirmed and the advertisement is publicly posted on our PC websites or mobile applications and mobile websites, our account execution personnel, who comprise a separate back-office team, are required to review all advertising materials to ensure there is no racial, violent, pornographic or any other improper content, and will request the advertiser to provide proof of governmental approval if the advertisement is subject to special government review. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to eliminate the effect of illegal advertisement. PRC governmental authorities may even force us to terminate our advertising operation or revoke our licenses in circumstances involving serious violations.

A majority of the advertisements shown on our PC websites, mobile applications and mobile websites are provided to us by third-party advertising agencies on behalf of advertisers. We cannot assure you that all of the content contained in such advertisements is true and accurate as required by the advertising laws and regulations. For example, the Advertisement Law provides that an advertisement operator who posts false or fraudulent advertisements related to the life and health of the consumers, or who knows or should have known other kind of posted advertisement is false or fraudulent will be subject to joint and several liabilities. Under the Detailed Implementation Rules on the Administrative Regulations for Advertisement, PC websites or mobile applications and mobile websites must not post any advertisements that are untrue or lacking the requisite governmental approval if such type of advertisements are subject to special governmental review. The New Interim Measures provides that Internet advertisement publishers shall verify related supporting documents, check the contents of the advertisement and be prohibited from publishing any advertisement with nonconforming contents or without all the necessary certification documents. However, for the determination of the truth and accuracy of the advertisements, there are no implementing rules or official interpretations, and such a determination is at the sole discretion of the relevant local branch of the SAIC, which results in uncertainty in the application of these laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations in the future, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, operating results and prospects.

In addition, online information distributors and related service providers, as well as marketplace platform operators, are required to conduct  businesses in full compliance with the Anti-unfair Competition Law in China, and may not unfairly compete with others or cause disruption to social and economic orders, including but not limited to carrying out any false or misleading commercial promotions, inserting a link into an online product or service legally provided by another business operator to compel a destination jump without the approval of such business operator. In November 2017, the Anti-unfair Competition Law of the PRC was amended, which further emphasized that a business operator that engage in production and business activities utilizing the information network shall abide by all the provisions of the Anti-unfair Competition Law, and may not engage in any false or misleading publicity for its products or services. Violation of these provisions may subject the relevant business operators to various penalties, including an order from the competent governmental authorities to cease its illegal acts and fines, or in case of a severe violation, revocation of business licenses.

Ineffective implementation of the separation of our advertising sales and regulatory compliance functions may result in insufficient supervision over the content of advertisements shown on our PC websites, mobile applications and mobile websites and may subject us to penalties or administrative actions.

We keep our advertising sales function separate from our team that is in charge of government compliance in order to prevent potential conflicts between our advertising business and our compliance with relevant PRC advertising laws and regulations. Before a sale is confirmed and the relevant advertisements are publicly posted on our PC websites, mobile applications and mobile websites, our account execution personnel, who comprise a separate back-office team that does not interface directly with advertisers, are required to review all advertising materials to ensure that the relevant advertisements do not contain any racial, violent, pornographic or any other improper content. These personnel will request an advertiser to provide proof of governmental approval if its advertisement is subject to special governmental review. Such procedures are designed to enhance our regulatory compliance efforts. However, in the event that the separation of advertising sales and regulatory compliance functions is not effectively implemented, the content of our advertisements may not be in full compliance with applicable laws and regulations. If we are found to be in violation of applicable laws and regulations in the future, we may be subject to penalties and our reputation may be harmed. This may have a material and adverse effect on our business, financial condition and operating results.

We prioritize product innovation and user experience over short-term operating results, which may harm our revenue and operating results.

We encourage employees to quickly develop and help us launch new and innovative features. We focus on improving the user experience for our products and services and on developing new and improved products and services for the advertisers on our platforms. We frequently make product and service decisions that may negatively impact our short-term operating results if we believe that the decisions are consistent with our goals to improve user experience and performance for advertisers, which we believe will improve our operating results over the long term. These decisions may not be consistent with the short-term expectations of investors and may not produce the long-term benefits that we expect, in which case our user growth and user engagement, our relationships with advertisers and our business and operating results could be harmed. In addition, our focus on user experience may negatively impact our relationships with our existing or prospective customers. This could result in a loss of customers and platforms partners, which could harm our revenue and operating results.

The continuing and collaborative efforts of our senior management, key employees and other employees are crucial to our success, and our business may be harmed if we were to lose their services.

Our success depends on the continuous efforts and services of Mr. Shuang Liu, our director and Chief Executive Officer, Ms. Betty Yip Ho, our director and Chief Financial Officer and Ms. Xiaoyan Chi, our Senior Vice President. If, however, one or more of our executives or other key personnel are unable or unwilling to continue to provide services to us, we may not be able to find suitable replacements easily or at all. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. We do not maintain key-man life insurance for any of our key personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose advertisers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, if any dispute arises between us and our executives or key employees, these agreements may not be enforceable in China, where these executives and key employees reside, in light of uncertainties with China’s legal system. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could limit the protections available to you and us.”

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

We adopted a share option plan in June 2008 and a restricted share and restricted share unit plan in March 2011. As of March 31, 2018, 3,901,246 contingently issuable shares and options to purchase 36,516,603 Class A ordinary shares were outstanding. We implemented an option exchange program in 2016 whereby our directors, employees and consultants exchanged options to purchase 21,011,951 Class A ordinary shares with various exercise prices greater than US$0.4823 per share for new options with a new exercise price of US$0.4823 per share and a new vesting schedule. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors, Supervisors and Executive Directors—Share Incentive Plans.” For the years ended December 31, 2015, 2016 and 2017, we recorded RMB34.4 million, RMB1.9 million and RMB20.9 million (US$3.2 million), respectively, in share-based compensation. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant stock options to employees in the future. We intend to grant additional stock options to our employees going forward, and we may implement additional option exchange program in the future, which we expect will further increase our share-based compensation. If we continue to grant share options in the future, our share-based compensation will increase accordingly.

We have been and expect we will continue to be exposed to intellectual property infringement and other claims, including claims based on content posted on our PC websites, mobile applications and mobile websites, which could be time-consuming and costly to defend and may result in substantial damage awards and/or court orders that may prevent us from continuing to provide certain of our existing services.

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

In order to strengthen the protection of intellectual property right, Chinese government and courts are improving the judicial system for resolving intellectual property disputes in China. As intellectual property litigation is becoming more common in China, we face increased risk of being sued for potential intellectual property infringements. Third parties may take action and file claims against us if they believe that certain content on our site violates their copyrights or other related legal rights. We have been subject to such claims in the PRC. From January 1, 2017 to March 31, 2018, we have been subject to 95 cases in the PRC, 67 of which have been concluded. The aggregate amount of damages awards and settlements paid by us under these cases was RMB5.5 million. Government authorities may also impose administrative penalties on us if they find that we have infringed third parties’ intellectual property rights. In October 2015, the National Copyright Bureau imposed a fine of RMB250,000 on one of our consolidated affiliated entities for disseminating on our PC websites, mobile applications and mobile websites one work of literature that we licensed from third parties that were alleged to have no legal rights to license such work. In November 2016, China Youth Book Inc. and Dewey Press LLC filed a claim against Tianying Jiuzhou and our company for intellectual property infringement of such work, the related claim for damage was approximately RMB235.8 million, however, the actual income we generated from such work was less than RMB1,500. This claim was withdrawn by the plaintiffs in January 2018. In April 2018, we received notices from the local court that the plaintiffs have filed a lawsuit against us again for the same claim, with the related claim for damages reduced to approximately RMB99.8 million. As of the date of this annual report, this case is still pending. In 2017, we also received some complaints and claims from third parties alleging intellectual property infringements by us, although some of the complainants have not provided necessary proofs of title or infringements. While we are negotiating with theses complainants and some of these claims are still pending as of the date of this annual report, we cannot assure you that we will not be proved to have infringed their intellectual property rights or be required to pay any compensation. As litigation is subject to inherent uncertainties and this case is at its preliminary stage, and based on the legal advice, we are currently unable to make an estimation of the reasonably possible loss or range of possible loss, if any. However, our view of these matters may change in the future and will review the need for any such liability on a regular basis. For more information, see “Item 4. Information on the Company—B. Business Overview—Legal and Administrative Proceedings.”

In addition, our platforms are open to Internet users for uploading text and images and our we-media vertical obtained content produced by over 550,000 we-media publishers as of the end of 2017, such as we-media outlets, public intellectual, commentators, scholars, KOLS and professors. As a result, content posted by our users, including we-media publishers and other Internet users, may expose us to allegations by third parties of infringement of intellectual property rights, invasion of privacy, defamation and other violations of third-party rights. Pursuant to our user agreement, users agree not to use our services in a way that is illegal, obscene or may otherwise violate generally accepted codes of ethics. However, given the volume of content uploaded it is not possible, and we do not attempt to identify and remove all potentially infringing content uploaded or published by our users, which may subject us to various claims by third parties.

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

We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our copyrighted content and other intellectual property. Monitoring such unauthorized use is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. The PRC is increasing the protection to a company’s intellectual property, but has historically afforded less protection than the United States and the Cayman Islands, and therefore companies such as ours operating in the PRC face an increased risk of intellectual property piracy.

The discontinuation of any of the preferential tax treatments available to us in China could materially and adversely affect our operating results and financial condition.

Under PRC tax laws and regulations, our PRC subsidiary, Beijing Fenghuang Yutian Software Technology Co., Ltd., or Fenghuang Yutian, Beijing Fenghuang Borui Software Technology Co., Ltd., or Fenghuang Borui, Fenghuang On-line and Tianying Jiuzhou enjoyed, or are qualified to enjoy, certain preferential income tax benefits. The PRC Corporate Income Taxes Law (“CIT Law”), effective on January 1, 2008, and further amended on February 24, 2017, and its implementation rules significantly curtail tax incentives granted to foreign-invested enterprises. The CIT Law generally applies an income tax rate of 25% to all enterprises, but grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) and Software Enterprises. Under these preferential tax treatments, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years and Software Enterprises are entitled to an income tax exemption for two years beginning from its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years.

Fenghuang On-line had been qualified as an HNTE in November 2014 and August 2017, respectively, and was entitled to a preferential tax rate of 15%. Therefore, Fenghuang On-line was subject to a 15% income tax rate for the years from 2015 to 2017 and would be subject to a 15% income tax rate from 2018 to 2019. Tianying Jiuzhou resubmitted applications for qualification and was approved as an HNTE in 2014 and 2017, respectively, and therefore, Tianying Jiuzhou was subject to a 15% income tax rate from 2015 to 2017 and would be subject to a 15% income tax rate from 2018 to 2019. In 2012, Fenghuang Yutian was qualified as a Software Enterprise. As 2013 was the first year Fenghuang Yutian generated taxable profit, it was exempted from income taxes for the years 2013 and 2014, and was subject to a 12.5% income tax rate from 2015 to 2017. In 2017, Fenghuang Yutian had been qualified as an HNTE, and therefore, Fenghuang Yutian would be subject to a 15% income tax rate from 2018 to 2019. In 2016, Fenghuang Borui was qualified as a Software Enterprise. As 2016 was the first year Fenghuang Borui generated taxable profit, it was exempted from income taxes for the years 2016 and 2017, and would be subject to a 12.5% income tax rate from 2018 to 2020.

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

The global financial markets experienced opportunities and challenges side by side in 2017. Since United Kingdom has voted for the exit of Europe Union, the global economies have been impacted extensively. For the United States of America aspect, the U.S Tax Reform Bill was finally signed by the U.S President in December 2017. In addition, China has launched the One Belt, One Road Strategy, which has brought new economic growth engine worldwide. All these events and other international affairs may have influence on the macroeconomic conditions.

Economic conditions in the PRC are sensitive to macroeconomic conditions. In part due to lower export demand resulting from slow economic recoveries in the United States and Europe and a weak economic environment in Japan, China’s GDP growth decelerated since 2012. China’s year-over-year GDP growth rate in 2017, 6.9%, remained stable as compared to 6.7% in 2016 and 6.9% in 2015. In addition, there is uncertainty regarding the scale and the effects of a real estate bubble alleged by some to have reached a critical stage in the PRC. Since demand for our paid and advertising services are sensitive to macro-economic conditions globally and in the PRC, our business prospects may be affected by the macroeconomic environment. Any prolonged slowdown in the global or PRC economy may have a material adverse effect on our business, operating results and financial condition, and continued turbulence in the international markets may materially and adversely affect our ability to access the capital markets to meet liquidity needs.

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

There is a substantial risk we will be classified as a passive foreign investment company, or PFIC, for 2017, which could result in adverse United States federal income tax consequences to United States Holders (as defined below).

Based upon the composition of our income, assets, including goodwill, and valuation of our assets, we believe there is a substantial risk that we will be classified as a “passive foreign investment company,” or PFIC, for 2017. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes for any taxable year in which: (i) at least 75% of our gross income in a taxable year is passive income, or (ii) at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Consequences—Passive Foreign Investment Company.”

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

In March 2014, IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P., or the IDG-Accel Funds, acquired US$3.0 million convertible preferred shares of Phoenix FM Limited, or Phoenix FM, previously a subsidiary of us, to accelerate development of the ifeng application business. Despite holding 100% ordinary shares of Phoenix FM, we accounted for our investment in Phoenix FM as an equity method investment since we did not control Phoenix FM due to substantive participating rights that have been provided to the IDG-Accel Funds. As of December 31, 2017, the carrying value of our equity investment in Phoenix FM was nil.

In April 2014, we established Shenzhen Fenghuang Jingcai Network Technology Co., Ltd, or Fenghuang Jingcai, a company engaged in online lottery ticket distribution with capitalization of RMB2.0 million. Subsequently, we invested additional RMB2.5 million in Fenghuang Jingcai. In 2014 and 2016, Fenghuang Jingcai obtained capital injection from other independent third parties. We held approximately 31.54% of the equity interests in Fenghuang Jingcai as of December 31, 2017 and accounted it as an equity method investment. Since March 2015, Fenghuang Jingcai had suspended all of its online lottery ticket distribution businesses, in response to the Notice related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales, or the Self-Inspection Notice, which was jointly promulgated by the Ministry of Finance, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China. As of December 31, 2017, there had been no change in the Self-Inspection Notice. Our management believes that the regulatory change brought about by the Self-Inspection Notice will continue to have negatively impact to the cash flows of Fenghuang Jingcai in the future, and that the value of Fenghuang Jingcai may not be fully recoverable. In December 2015, we recorded RMB3.2 million impairment loss for our equity investment in Fenghuang Jingcai. As of December 31, 2017, the carrying value of our equity investment in Fenghuang Jingcai was nil. We are unlikely to recover any value of Fenghuang Jingcai in the future.

We have made substantial investments in Particle in the form of investments and loans. Particle operates Yidian, a personalized news and life-style information application in China that allows users to define and explore desired content on their mobile devices. As of the date hereof, we held Series B, Series C and Series D1 convertible redeemable preferred shares of Particle, which had been accounted for as available-for-sale investments, representing an aggregate of approximately 41.8% equity interest of Particle on an as-if converted basis. The fair value of our available-for-sale investments in Particle was RMB1,196.3 million (US$183.9 million) as of December 31, 2017. As of the date hereof, we also had two outstanding unsecured short-term loans to Particle, including (i) a convertible loan granted in August 2016 with a principal amount of US$14.8 million at an interest rate of 4.35% per annum due in August 2018 after several extensions, which can be converted into Series D1 convertible redeemable preferred shares of Particle at a conversion price of US$1.071803 per share before August 9, 2018; and (ii) a loan granted in January 2017 with a principal amount of RMB74.0 million (US$10.8 million) at an interest rate of 9% per annum due in July 2018 after one extension. Pursuant to an agreement among us, Particle and Long De, we are expected to assign to Long De or its designated affiliates our rights under the convertible loan granted in August 2016, and Long De or its affiliates should pay us approximately US$17.0 million for the assignment.

In December 2014, we lost control over Beijing Fenghuang Tianbo Network Technology Co., Ltd., or Tianbo, a previously consolidated subsidiary, as the result of disposal of certain equity interest of Tianbo, and we currently still hold 50% of the equity interests in Tianbo. As we have significant influence over financial and operating decision-making after deconsolidation, we account for the retained 50% equity interests by using the equity method of accounting. Tianbo is principally engaged in operation of the real property channel and sales of real property advertisements for ifeng.com. As of December 31, 2016 and 2017, the carrying value of equity investment in Tianbo was RMB8.2 million and RMB15.1 million (US$2.3 million), respectively.

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

In January 2015, we acquired 5% equity interest of Beijing Phoenix Lilita Information Technology Co., Ltd., or Lilita, from a family member of the chairman of Phoenix TV, for an aggregate purchase price of RMB0.5 million. Lilita is principally engaged in P2P lending and reward-based crowd-funding businesses. In July 2016, Lilita completed its Series A round of financing and the percentage of our equity interest in Lilita decreased to 4.69%. We account for our equity interest in Lilita by using the cost method of accounting. Based on our other-than-temporary impairment assessment on equity investments and collectability assessment on the long overdue accounts receivables, we have fully written off our entire investment in Lilita with an amount of RMB0.5 million (US$0.08 million) and made bad debt provision to receivable from Lilita with a total amount of RMB1.0 million (US$0.2 million) in 2017.

In February 2015, we invested approximately RMB4.5 million in Hangzhou Qike Technology Co., Ltd., or Hangzhou Qike, a company engaged in providing risk management and credit control assessment based on big data analysis to enterprises and eventually directly to individual customers. We hold 45% equity interest of Hangzhou Qike and account for it by using the equity method of accounting. Based on our other-than-temporary impairment assessment on equity investments, we have fully written off our entire investment in Hangzhou Qike with an amount of RMB0.04 million (US$0.01 million), therefore, as of December 31, 2017, the carrying value of equity investment in Hangzhou Qike was nil.

In April 2015, we acquired 0.3% equity interest of Lifeix Inc., an Internet company that operates L99.com and Lifeix.com, for an aggregate purchase price of US$1.0 million. We account for our equity investment in Lifeix by using the cost method of accounting. In December 2015, in view of business performance and near-term business outlook that were below our previous expectation, based on the other-than-temporary impairment assessment, we recorded an impairment loss of US$1.0 million (RMB6.4 million) to fully write down the equity investment.

In August 2017, we acquired 8% equity interest of Shenzhenshi Kuailai Technology Co., Ltd. (“Kuailai”) with a consideration of RMB0.2 million (US$0.04 million). Kuailai operates Xunhutai, a life-style information application in China.

It is uncertain whether we will receive the expected benefits from these investments, due to any adverse regulatory changes, worsening of economic conditions, increased competition or other factors that may negatively affect the related business activities.

We accounted for some of our investments in affiliates under the equity method. Therefore, net losses incurred by equity method investees may cause us to record our share of the net losses. Furthermore, we may lose the capital which we have invested in affiliates and other business alliances or may incur impairment losses on securities acquired in such alliances. For example, as Particle has engaged in and may continue to engage in additional onshore and offshore financing activities, as additional investors are brought in as new shareholders of Particle or any of its principal subsidiaries or affiliated consolidated entity, and as certain special rights are granted to some of these new shareholders, our equity interest in Particle may be diluted, we may lose our option to consolidate Particle as a subsidiary, and Particle may lose its right to consolidate its current consolidated affiliated entity, which may materially and adversely affect the value of our investments in Particle. Furthermore, Yidian, which is operated by Particle, is subject to various risks in its industry, which may negatively affect its business and financial performance and frustrate our financial or operational expectations of it. For example, Yidian uses news content provided by third parties, and it may be subject to copyright infringement claims. As a result, our investment value in Particle may substantially decrease.

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

Some of the businesses we have invested in are subject to intensive regulation. As a result of such regulations which are beyond our control, our business strategies may fail. For example, Fenghuang Jingcai suspended all of its businesses operation in 2015 due to changes in regulations of online lottery ticket distribution business in China, and we recorded a RMB3.2 million impairment loss for our equity investment in Fenghuang Jingcai in 2015. Similar adverse regulatory change may have a material adverse impact on the business and financial performance of our subsidiaries, affiliates and other business alliance partners. Furthermore, unanticipated costs and liabilities may be incurred in connection with those business strategies, including liabilities from the claims related to the businesses prior to our business alliances, and cost from actions by regulatory authorities.

We may have conflicts of interest with some of the affiliated companies we have invested in and, because some of our board members and executive officers also hold positions and have other interests in such companies, we may not be able to resolve such conflicts on terms favorable for us.

We may have conflicts of interests with some of the affiliated companies we have invested in. Certain of our board members and executive officers hold directorship and/or senior management positions and own shares, restricted share units and/or options in these affiliated companies. For example, Mr. Shuang Liu, our director and Chief Executive Officer, also serves as the chairman of Particle. Mr. Shuang Liu has been granted or promised options by Particle as incentive share compensation. These affiliated companies may continue to grant or promise incentive share compensation to certain of our board members and executive officers from time to time. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for these affiliated companies and us. In addition, we do not have a non-compete agreement with most of these affiliated companies and therefore neither we nor they are prohibited from entering into competition with each other in respect of our respective current businesses or new businesses. As such, we may not be able to resolve potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with unrelated parties.

Risks Relating to Our Corporate Structure

Phoenix TV (BVI) owns our Class B ordinary shares with 1.3 votes per share, allowing it and Phoenix TV to exercise significant influence over matters subject to shareholder approval, and their interests may not be aligned with the interests of our other shareholders.

Phoenix TV (BVI), a wholly owned direct subsidiary of Phoenix TV, owned 54.8% of our total issued and outstanding shares as of March 31, 2018. Moreover, all shares held by Phoenix TV (BVI) are Class B ordinary shares with 1.3 votes per share. As a result, Phoenix TV (BVI) held 61.2% of the total voting power of our ordinary shares as of March 31, 2018. Accordingly, Phoenix TV (BVI), and Phoenix TV through Phoenix TV (BVI), have substantial control over the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, and their interests may not align with the interests of our other shareholders. Phoenix TV (BVI) may take actions that are not in the best interest of us or our other shareholders and may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit our other shareholders. This significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors’ perception that conflicts of interest may exist or arise.

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

•                      Competition. We do not have a non-compete agreement with Phoenix TV and its subsidiaries and affiliates, therefore neither we nor Phoenix TV is prohibited from entering into competition with each other in respect of our respective current businesses or new businesses.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in Internet and mobile businesses. Specifically, pursuant to the Regulations for Administration of Foreign-Invested Telecommunications Enterprises issued by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016, foreign ownership in an Internet content provider or other value-added telecommunication service providers may not exceed 50%. We conduct our operations in China principally through contractual arrangements among our wholly-owned PRC subsidiary, Fenghuang On-line and Qieyiyou, and three affiliated consolidated entities in the PRC, namely, Yifeng Lianhe, Tianying Jiuzhou and Chenhuan, and their respective shareholders. Yifeng Lianhe holds the licenses and permits necessary to conduct our mobile business in China, while Tianying Jiuzhou holds the licenses and permits necessary to conduct our Internet portal, video, mobile business, and Internet advertising and related businesses in China. Our contractual arrangements with Yifeng Lianhe, Tianying Jiuzhou and Chenhuan, and their respective shareholders enable us to exercise effective control over these entities and hence treat them as our affiliated consolidated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

We cannot assure you, however, that we will be able to enforce these contracts. Although we believe we are in compliance with current PRC regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. For example, it is uncertain that how the Draft FIL, should it come in force, or its implementation rules, may impact the viability of our current corporate structure in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” If the PRC government determines that we do not comply with applicable laws and regulations, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our PC websites or mobile applications and mobile websites, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.

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

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We and our non-PRC subsidiaries rely on dividends and other distributions on equity paid by our PRC subsidiaries, for our cash requirements, including the funds necessary to repay the short-term loans or service any debt we may incur. If our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Fenghuang On-line and Qieyiyou currently have in place with the respective affiliated consolidated entities in a manner that would materially and adversely affect the ability of Fenghuang On-line and Qieyiyou to pay dividends and other distributions to us. Further, relevant PRC laws, rules and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, determined in accordance with accounting standards and regulations of China. Our PRC subsidiaries must set aside at least 10% of after-tax income each year to reserve funds prior to payment of dividends until the cumulative fund reaches 50% of their respective registered capital. As a result of these PRC laws, rules and regulations, our PRC subsidiaries are restricted from transferring a portion of their net assets to us whether in the form of dividends. As of December 31, 2017, our consolidated retained earnings were RMB229.3 million, out of which our PRC subsidiaries’ retained earnings were approximately RMB993.1 million. Any limitation on the ability of our PRC subsidiaries to pay dividends to us and our non-PRC subsidiaries could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, repay loans or otherwise fund and conduct our business.

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

On October 17, 2017, the SAT released the Public Notice Regarding Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Public Notice 37, effective from December 1, 2017. SAT Public Notice 37 replaced a series of important circulars, including but not limited to SAT Circular 698, and revised the rules governing the administration of withholding tax on China-source income derived by non-resident enterprises. SAT Public Notice 37 made certain key changes to the current withholding regime such as (i) the withholding obligation for dividend payment to non-resident enterprises arises on the day the payment is actually made rather than the day of the board resolution to declare the dividends; and (ii) the self-reporting requirements on non-resident enterprises in certain circumstances is removed.

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

Since substantially all of our business operations are conducted in China, our business, financial condition, operating results and prospects are significantly affected by economic, political, social and legal developments in China, and by continued growth in China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including:

•                      the degree of government involvement;

•                      the level of development;

•                      the growth rate;

•                      the control of foreign exchange;

•                      access to financing; and

•                      the allocation of resources.

Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has grown significantly in the past years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage or contain economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on our operations. For example, our operating results and financial condition may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, in the past the PRC government has implemented certain measures, including increases in interest rates and the reserve requirement ratio of the People’s Bank of China, or the PBOC, to control the pace of growth.

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

The exchange rates between the Renminbi and the U.S. dollar, Euro and other foreign currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20.0% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Subsequent to June 2010, the Renminbi has started to appreciate slowly against the U.S. dollar, though there were periods when the U.S. dollar has appreciated against the Renminbi. On August 11, 2015, the People’s Bank of China allowed the Renminbi to depreciate by approximately 2% against the U.S. dollar. From then until the end of 2016, the Renminbi has depreciated against the U.S. dollar by approximately 10%. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

As we may rely on dividends and other fees paid to us by our subsidiary and affiliated consolidated entities in China, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we will receive from any offshore financing that we may undertake in the future into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes or commercial reasons, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. We recorded foreign exchange loss of RMB1.1 million in 2015, foreign exchange gain of RMB9.6 million in 2016, and foreign exchange loss of RMB23.6 million in 2017, primarily due to the RMB fluctuation against the U.S. dollar. Our operating results are sensitive to changes in exchange rates of the Renminbi. Future fluctuations that are adverse to us could have a material adverse effect on our results of operation, financial condition or liquidity.

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

In utilizing the net proceeds from our initial public offering, as an offshore holding company of our PRC subsidiaries and affiliated consolidated entities, we may make loans to our PRC subsidiaries and affiliated consolidated entities, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our subsidiary or affiliated consolidated entities in China are subject to PRC regulations, registrations and/or approvals. For example, loans by us, as an offshore holding company, to our affiliated consolidated entities must be approved by the relevant government authorities and registered with the State Administration of Foreign Exchange or SAFE, or its local counterpart. If we provide loans to our PRC subsidiaries, the total amount of such loans may not exceed the statutory limit such loans need to be registered with the SAFE which usually takes no more than 20 working days to complete. The cost of completing such registration is minimal. We may also determine to finance our PRC subsidiaries by means of capital contributions. These capital contributions shall go through record-filing procedures from MOFCOM or its local counterpart. Because the affiliated consolidated entities are domestic PRC enterprises, we are not likely to finance their activities by means of capital contributions due to regulatory issues relating to foreign investment in domestic PRC enterprises, as well as the licensing and other regulatory issues. We cannot assure you that we can obtain the required government registrations or record-filings on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiaries or any of the affiliated consolidated entities. If we fail to receive such registrations or record-filings, our ability to use the net proceeds from our initial public offering and to fund our operations in China would be negatively affected which would adversely and materially affect our liquidity and our ability to expand our business.

In addition, on August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC, unless it is provided for otherwise. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. As to the latest development, on March 30, 2015, SAFE issued the Circular on the Management Concerning the Reform of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015 and replaced SAFE Circular 142. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of foreign-invested enterprise may be converted into RMB capital according to the actual operation of the enterprise within the business scope at its will and the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may be used for equity investments within the PRC. However, under SAFE Circular 19, RMB capital converted from foreign currency registered capital of a foreign-invested company still may not in any case be used to advance the RMB entrusted loan or repay RMB loans if the proceeds of such loans have not been used. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to nonassociated enterprises. As such, if we engage in any offshore financing in the future and convert the net proceeds we may receive from such financing into Renminbi and repatriate these funds into China pursuant to SAFE Circular 19, our use of Renminbi funds will need to be for purposes within the approved business scope of our PRC subsidiaries, which may limit our ability to deploy our funds in the most desirable manner.

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

Under the applicable PRC regulations, “domestic individuals” (including both PRC residents and non-PRC residents who reside in the PRC for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) who participate in employee stock plans or stock option plans of an overseas publicly-listed company are required to register with SAFE and complete certain other procedures. If a domestic individual participates in any stock incentive plan of an overseas listed company, a qualified PRC domestic agent, which can be the PRC subsidiaries of such overseas listed company, shall, among other things, file, on behalf of such individual, an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan, and obtain approval for an annual allowance with respect to the foreign exchange conversion in connection with the stock purchase or stock option exercise. Such PRC individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC domestic agent before distribution to such individuals. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—SAFE Regulation of Stock Incentive Plan.” We and our employees who are “domestic individuals” participating in stock incentive plans are subject to these regulations. Our share incentive plans had been registered with SAFE when we became a public company listed on the New York Stock Exchange. We cannot assure you, however, that we will be able to complete relevant registration for new employees who participate in our share incentive plans in the future, in a timely manner or at all. If we or such employees fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions.

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

•                      Fenghuang On-line and Qieyiyou were incorporated indirectly by Phoenix TV, a Hong Kong-listed company, rather than an SPV as defined under the 2006 M&A Rules; and

•                      Fenghuang On-line and Qieyiyou were incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition by our company of the equity interest or assets of any “domestic company” as defined under the 2006 M&A Rules, and no provision in the 2006 M&A Rules classifies the contractual arrangements between Fenghuang On-line and Qieyiyou and each of the affiliated consolidated entities as a type of acquisition transaction falling under the 2006 M&A Rules.

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

Our PRC legal counsel has advised us that an approval from MOFCOM is not required under 2006 M&A Rules for our contractual arrangements among Fenghuang On-line, Qieyiyou and each of the affiliated consolidated entities, based on their understanding of the current PRC laws, rules and regulations, given that Fenghuang On-line was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition by our company of the equity interest or assets of any “domestic company” as defined under the 2006 M&A Rules, and no provision in the 2006 M&A Rules classifies the contractual arrangements between Fenghuang On-line, Qieyiyou and each of the respective affiliated consolidated entities as a type of acquisition transaction falling under the 2006 M&A Rules.

However, if MOFCOM subsequently determines that its prior approval was required for our contractual arrangements with the affiliated consolidated entities, we may face regulatory actions or other sanctions from MOFCOM or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on us and the affiliated consolidated entities, which require us to restructure our ownership structure or operations, limit our operations, delay or restrict sending the net proceeds from our initial public offering into China, or take other actions. These regulatory actions could have a material adverse effect on our business, financial condition, operating results, reputation and prospects, as well as the trading price of our ADSs.

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

The CIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council of the PRC has reduced such rate to 10% through the implementation regulations. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our subsidiary located in the PRC. Thus, dividends paid to us by our subsidiary in China may be subject to the 10% income tax if we are considered as a “non-resident enterprise” under the CIT Law. If we are required under the CIT Law to pay income tax for any dividends we receive from our subsidiary in China, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

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

Auditors of companies that are registered with the US Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the United States Public Company Accounting Oversight Board, or the PCAOB, and are required by the rules of the PCAOB to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditor is located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditor. As a result, investors may be deprived of the benefits of PCAOB inspections.

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

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2018, we had 578,729,336 ordinary shares outstanding, including 317,325,360 Class B ordinary shares and 261,403,976 Class A ordinary shares part of which are represented by 32,202,054 ADSs. All ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding are available for sale upon the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. In addition, ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

Fenghuang On-line was established in December 2005. On December 31, 2009, Fenghuang On-line entered into a series of contractual arrangements with each of Tianying Jiuzhou and Yifeng Lianhe and their respective shareholders to govern our relationships with Tianying Jiuzhou and Yifeng Lianhe, at which time we became operational in our current corporate structure. These contractual arrangements allow us to effectively control Tianying Jiuzhou and Yifeng Lianhe and to derive substantially all of the economic benefits from them. See “—C. Organizational Structure — Contractual Arrangements with Our Affiliated Consolidated Entities.”

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

Our principal executive offices are located at Sinolight Plaza, Floor 16, No. 4 Qiyang Road, Wangjing, Chaoyang District, Beijing 100102, People’s Republic of China. Our telephone number at this address is +(86) 10 6067 6000. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 801 2nd Avenue, Suite 403 New York, New York 10017.

B.                                                                                    Business Overview

We are a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, we enable consumers to access professional news and other quality information and UGC, on the Internet and through their PCs and mobile devices. We also transmit our UGC and in-house produced content to TV viewers primarily through Phoenix TV. Our PC channel includes major verticals such as news, fashion, military, finance, web-based games, and digital reading. Our mobile channel includes our mobile news application, mobile video application, HTML5-based mobile Internet websites (“mobile websites”), mobile digital reading application (“Fanyue Novel”), and prior to December 1, 2017, fashion application (“Shizhuang App”). We also act as a service provider for telecom operators, providing content and mobile value-added services. The appeal of our brand is enhanced by its affiliation with the “Phoenix” (“鳳凰”) brand of Phoenix TV.

According to iResearch, our number of PC daily unique visitors was 33.9 million, and number of monthly unique visitors was 277.4 million in December 2017. We have ranked third among all Internet portals in China in terms of daily unique visitors in December 2017, according to iResearch. According to our internal data, our aggregated mobile daily unique visitors from mobile websites i.ifeng.com and mobile applications reached 33 million in December 2017. We earn revenues from advertising and paid services, which accounted for 85.9% and 14.1% of our total revenues, respectively, in 2017.

Our net advertising revenues accounted for 76.2%, 85.3% and 85.9% of our total revenues in 2015, 2016 and 2017, respectively. We provide advertising services through PC channel and mobile channel, which accounted for 42.2% and 57.8% of our net advertising revenues respectively in 2017. We recognize revenues from our advertising services on a net basis, after deducting the agency service fees we pay to advertising agencies.

We see mobile devices as the primary gateway for news and other media content consumption going forward. In recent years, we have taken steps to evolve our business and shift our revenue mix towards our mobile channels, which we believe have greater potential for sustainable growth over the long term, and which have demonstrated robust growth in 2017. Our mobile advertising revenues increased by 46.5% to RMB781.8 million (US$120.2 million) in 2017 from RMB533.8 million in 2016. As part of our mobile strategy, we invested in convertible redeemable preferred shares of Particle and accounted for the investments as available-for-sale investments. Particle operates Yidian, a personalized news and life-style information application in China that allows users to define and explore desired content on their mobile devices. By partnering with Yidian and by continuing to strengthen our core competencies of content production capability, dedication to serious journalism and cutting-edge technology, we believe that we will be better positioned to capitalize on emerging opportunities as increasing numbers of consumers in China use Internet-enabled mobile devices to consume news and other media content.

We offer a wide variety of paid services primarily through our mobile channel and operations with the telecom operators. We classify our paid services into (i) digital entertainment, which includes mobile value-added services delivered through telecom operators’ platforms, or MVAS, and digital reading, and (ii) games and others, which includes web-based games, mobile games, content sales, and other online and mobile paid services through our own platforms. Prior to 2016, our paid service revenues mainly comprised of the revenues generated from MVAS and games and others. Digital reading was previously classified under “games and others”. In order to align with our overall strategies, in 2016, digital reading was re-classified from “Games and others”, and digital reading together with MVAS was determined as “Digital entertainment”. We derived 81.2% and 18.8% of our paid services revenues, respectively, from our digital entertainment and games and others in 2017. Due to an increase in revenues generated from digital reading business, our paid services revenues increased from RMB212.7 million in 2016 to RMB221.6 million (US$34.1 million) in 2017.

Our Relationship with Phoenix TV

We are a subsidiary of Phoenix TV, a leading Hong Kong-based satellite TV network broadcasting Chinese language content globally and into China. Phoenix TV indirectly owned 54.8% of our ordinary shares and 61.2% of the voting power of our ordinary shares as of March 31, 2018.

Fenghuang On-line and Phoenix TV entered into a cooperation agreement, or the Phoenix TV Cooperation Agreement, on November 24, 2009, which expired on May 27, 2016. Under this agreement, Fenghuang On-line and Phoenix TV agreed to certain cooperative arrangements in the areas of content, branding promotion and technology. Pursuant to the Phoenix TV Cooperation Agreement, in November 2009 Tianying Jiuzhou and Yifeng Lianhe entered into a program content license agreement, or Content License Agreement, with Phoenix Satellite Television Company Limited and a trademark license agreement, or Old Trademark License Agreement, with Phoenix Satellite Television Trademark Limited. Considering the significant growth and changes in our business since execution of these agreements in 2009, we and Phoenix TV Group entered into a new set of agreements in May 2016 and December 2017, or the New Agreements, to amend and replace the previous agreements and provide the terms of our continued cooperation. The New Agreements include Program Resource License Agreements and Program Text/Graphics Resource License Agreements, or the Program License Agreements, between Phoenix Satellite Television Company Limited and each of Tianying Jiuzhou, Yifeng Lianhe, and Fengyu Network, and trademark license agreements by and among Phoenix Satellite Television Trademark Limited and each of Tianying Jiuzhou and Yifeng Lianhe, or the New Trademark License Agreements. Unlike the previous agreements, the New Agreements do not grant us the right to sublicense Phoenix TV Group’s copyrighted content to third parties. While we are in the process of negotiating with Phoenix TV Group to potentially re-acquire such certain right of sublicense, we cannot assure you that we will be able to re-acquire such certain right at reasonable costs or at all. Different from the Old Trademark License Agreement, the New Trademark License Agreements no longer allow us to use the double-phoenix logo of Phoenix TV Group on a stand-alone basis and increased the annual license fee payable to Phoenix TV Group from a total of US$10,000 to the greater of 2% of the annual revenues of Tianying Jiuzhou or Yifeng Lianhe (as the case may be) or US$100,000 for each company. For illustrative purpose only, Tianying Jiuzhou and Yifeng Lianhe had annual revenues of RMB570.4 million in 2016 and RMB413.8 million in 2017 in accordance with U.S.GAAP, which meant that the annual license fee payable to Phoenix TV Group would have been RMB11.4 million and RMB8.3 million in 2016 and 2017, respectively, if the New Trademark License Agreements had been implemented since January 2016. Each of the New Trademark License Agreements has an initial term of three years and may be extended prior to expiration of its term with the written confirmation of Phoenix TV Group, and may be terminated earlier by Phoenix TV Group in the event of a material breach by us of any covenant or a material failure by us to perform any of our obligation and if the breach or failure, as applicable, is not rectified within a reasonable time or ten days of receipt of written notice from Phoenix TV Group. In addition, in the event that any of the shareholding structure of Tianying Jiuzhou or Yifeng Lianhe is changed which causes Phoenix TV Group to lose control of them, or any of Tianying Jiuzhou or Yifeng Lianhe is disqualified from conducting Internet service business due to applicable laws, Phoenix TV Group may terminate the New Trademark License Agreements immediately. Tianying Jiuzhou and Yifeng Lianhe are also granted a one-year license to continue to use the current marks of our two mobile applications which contain the Chinese words of “Phoenix News” and “Phoenix Video” which will be automatically renewed upon its expiration unless Phoenix TV Group raises any objection. We cannot assure you that we will be able to continue to use Phoenix TV Group’s logos, which would have a material and adverse effect on our business, operating results and financial condition.

We have a mutually beneficial relationship with Phoenix TV. We and Phoenix TV share a common vision of the convergence of traditional and new media channels, and work together to realize this vision. While we furnish Phoenix TV with access to our new media delivery channels, Phoenix TV enables us to display our proprietary content on its TV programs. Pursuant to the Program License Agreements, Phoenix TV Group agreed to grant Tianying Jiuzhou, Yifeng Lianhe and Fengyu Network the license with priority over any third party to broadcast Phoenix TV Group’s copyrighted video content from three television channels of Phoenix TV Group on ifeng.com (our main Internet channel), i.ifeng.com (a mobile Internet channel of ours), and ifeng News, ifeng Video and ifeng VIP (three mobile applications of ours) in China (excluding Hong Kong, Macau and Taiwan) concurrently with such content broadcasted on the three television channels of Phoenix TV Group. Phoenix TV Group also agreed to grant Tianying Jiuzhou, Yifeng Lianhe and Fengyu Network a non-exclusive license to use Phoenix TV Group’s copyrighted text and graphics on the same Internet and mobile channels of ours in China for which Phoenix TV Group’s copyrighted video content license, above, was granted. These licenses help to distinguish our content offerings from those of other Internet and new media companies in China. We believe that our and Phoenix TV’s active promotion of one another’s brands on our respective Internet-enabled and TV platforms helps to grow our combined audience synergistically.

On February 17, 2014, our Chief Executive Officer, Mr. Shuang Liu, was also promoted to the position of chief operating officer of Phoenix TV. The key initiative for his new position at Phoenix TV is to accelerate the convergence of TV, PC and mobile platforms of the two companies. In his new role, Mr. Liu is tasked with strategizing, overseeing and allocating resources to implement this convergence strategy. Through this appointment, both companies can more seamlessly expand user reach on each of its media platforms, provide advertisers a one-stop shop solution, more effectively monetize the Phoenix brand across all verticals, and achieve greater cost synergies.

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

Our Content

We strive to deliver the most up-to-date, in-depth, exclusive and thought-provoking content to our users. Content selection, editing and production are core focuses of our business. We obtain our content from four sources: third-party professional media companies, Phoenix TV, our in-house production, we-media accounts and UGC. The content we acquire covers a wide spectrum of user-targeted subjects, including news, current affairs, finance, technology, automobiles, fashion and entertainment, among others. We believe that we have provided the earliest video and text media coverage among Chinese media companies of certain major world events. We are uniquely positioned among our peers in China to be able to distribute our content on TV. We feed a substantial amount of in-house produced content and UGC to a number of Phoenix TV’s regular prime-time programs each day. We also provide our in-house produced content to domestic TV networks, such as Shenzhen Satellite TV.

Third-Party Professional Content. We have entered into content licensing agreements with approximately 445 professional content providers in aggregate. We obtain our print content from major Chinese print media and news wires and selected international sources. Our Chinese content sources include companies such as China News Service, Xinhua News Agency and the Huanqiu.com, as well as China’s top ten image providers. Our international sources include Reuters, The Associated Press and Agence France Presse, among others. The video content we source from third parties is primarily comprised of news and documentaries, which cater to our users’ preferences. We obtain our third-party video content from major Chinese television broadcasters, such as CCTV, Shenzhen Satellite TV, and Hubei Satellite TV. The content that we source from professional third parties comprises the majority of the content on our PC websites, mobile applications and mobile websites.

Phoenix TV Content. Phoenix Satellite Television Company Limited, a wholly owned subsidiary of Phoenix TV, has granted Tianying Jiuzhou, Yifeng Lianhe and Fengyu Network the license with priority over any third party effective until May 26, 2019 to broadcast Phoenix TV Group’s copyrighted video content from three television channels of Phoenix TV Group on ifeng.com (our main Internet channel), i.ifeng.com (a mobile Internet channel of ours), and ifeng News, ifeng Video and ifeng VIP (three mobile applications of ours) in China (excluding Hong Kong, Macau and Taiwan) concurrently with such content broadcasted on the three television channels of Phoenix TV Group, pursuant to the Program License Agreements. Since Phoenix TV’s satellite landing rights in China, outside of Guangdong Province, are limited to international residences and hotels, our integrated platforms provide a convenient alternative means for people in China to view Phoenix TV’s programs. We have offered live streaming broadcasts of the Phoenix Chinese Channel, the Phoenix InfoNews Channel and the Phoenix Hong Kong Channel on ifeng.com, and delivered updated clips from a broad range of Phoenix TV’s programs on both our PC and mobile channels until June 22, 2017, when we received a public notice issued by SAPPRFT, which required us to suspend our ifeng video and audio services due to our lack of the Internet audio-visual program transmission license and our certain commentary programs that violated government regulations. We are also able to leverage Phoenix Satellite’s global media resources, particularly for our news and finance channels.

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

We-media Content. We-media content covers various verticals in the form of text, photos, videos, etc., adding an important complementary component to the content we deliver. We have integrated our we-media platform with Yidian’s, so that we can share the we-media content with each other. In sum, we obtain content from over 550,000 we-media accounts by December 2017, including content from top public intellectual, commentators, scholars, key opinion leaders, or KOLs, professors, etc.

UGC. UGC adds an important interactive component to the content we deliver. We generate text UGC through our comment-posting and user survey services. We feed UGC from our comment-posting and surveys to Phoenix TV on a number of its regular TV programs.

Content Editing and Production

Content editing and production are critical components of our content production process. We had a team of 389 editors as of December 31, 2017 organized generally by interest-based vertical. We believe that we possess a strong ability to select and distill compelling news stories and frame issues for our users in a distinctive way. Beyond distributing a large amount of news and information in a timely fashion, we provide independent social commentary and analyses. We edit our videos, primarily consisting of news, documentaries and interviews, into short clips. We organize our content by interest-based vertical and segment it further by featured topic. We actively combine text, image, video and live broadcasting content and integrate interactive UGC, aimed at producing an engaging user experience.

Content Monitoring

We implement monitoring procedures for all of our published content to remove inappropriate or illegal content, including but not limited to we-media and UGC from our discussion forum, comments postings and user survey services. As of December 31, 2017, our content screening team consists of 13 full-time editors and more than 100 outsourced staff members who are responsible for monitoring and preventing the public release of inappropriate illegal content. Text and images are screened by our content screening team, which reviews the content on a 24-hour, 3-shift basis and employs monitoring procedures, including (i) technology screening, where a text filtering system screens content based on pre-set key words and identifies suspected information; and (ii) manual review, where the content that passes the technology screening is reviewed by the content screening team and the flagged content identified by our technology is reviewed and confirmed before it can be released. For technology screening, we use an in-house developed identification system in order to comply with PRC regulatory requirements regarding Internet content.

Our Channels

We provide our content and services through three major channels, including our PC channel, our mobile channel, and our operations with the telecom operators. We also transmit our content to TV viewers, primarily through Phoenix TV. Together, these channels form a converged platform providing integrated text, image, video and live broadcasting content, and employing a variety of interactive formats to create a rich, personalized and hands-on experience for our users. We derive advertising revenues through our PC channel and mobile channel. We generate paid services revenues through PC, mobile channel and operations with the telecom operators.

Our PC Channel

Our PC channel consists of our website at ifeng.com, which comprises our interest-based verticals and interactive services. According to iResearch, our number of PC daily unique visitors was 33.9 million, and number of monthly unique visitors was 277.4 million in December 2017. We have ranked third among all Internet portals in China in terms of daily unique visitors in December 2017.

Interest-based Verticals. We currently provide over 40 interest-based verticals, each of which features integrated text, image, video and live broadcasting content and embedded interactive services, such as user surveys and comment postings. Since ifeng.com is one of multiple access points to our converged platforms, our users can also access a significant portion of our interest-based verticals’ content through our mobile channel and operations with the telecom operators, and can view in-house produced content and UGC created on these verticals on Phoenix TV’s regular programs. Our most popular verticals include:

•                      News. Through our news vertical, ifeng News, users have easy access to breaking news coverage from multiple sources and points of view. Our news vertical also features a large amount of in-depth special reports and embedded interactive services. For our special reports, we not only have dedicated teams deliver in-depth analysis and reports, but also integrated user surveys and comment postings into the featured websites.

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

•                      We-media. Our we-media vertical, Dafenghao, (“大风号”) offers various we-media content. We have integrated our we-media platform with Yidian’s Yidianhao (“一点号”), and by the end of  2017, we can obtain content produced by over 550,000 we-media outlets, public intellectual, commentators, scholars, KOLS, professors, etc.in total.

•                      Military affairs. Our military affairs vertical provides updated information and commentary on military affairs and defense matters and targets a broad audience, from military professionals to hobbyists. It also provides UGC content to Phoenix TV’s “Tiger Talk” (“一虎一席谈”) TV program.

•                      Sports. Our sports vertical offers multimedia news and information on a wide range of sporting events, and broadcasts both live and recorded domestic and international sports matches.

•                      History. Our history vertical provides content about Chinese and international modern history. We investigate relatively unexplored historical turning points and events and provide in-depth analyses of historical figures and events. We also cooperate with Phoenix TV’s high quality history programs to provide premium content to our users.

•                      Video. Our v.ifeng.com vertical offers the following four categories of video products and services, (i) free online video on demand, or VOD. Our free online VOD typically consist of short clips of up to five minutes of news programs, interviews, documentaries and other programs. Our VOD content is easily searchable on our websites and is organized into various verticals of v.ifeng.com for easy browsing, including entertainment, fashion, sports, technology, movies and dramas, and VIP channel. In addition, we organize and present video content, supplemented by text, images, user surveys and comment postings on our v.ifeng.com vertical to create a value-added user experience that we believe is richer than that of watching traditional TV. (ii) live Phoenix TV broadcasts. We offer live streams of Phoenix TV’s flagship channels, such as the Phoenix Chinese Channel, the Phoenix InfoNews Channel, and the Phoenix Hong Kong Channel. These broadcasts provide our users with exclusive online access to up-to-the-minute, quality news and other programs from Phoenix TV until June 22 2017. See “Item 3. — D. Risk Factors—Risks Relating to Our Business and Industry — If we fail to continue to anticipate user preferences and provide high quality content that attracts and retains users, or if we have to limit our services or cease providing certain content in order to comply with changing regulatory requirements, we may not be able to generate sufficient user traffic to remain competitive”. These live broadcasts on our v.ifeng.com vertical provide a convenient alternative means for viewing these popular Phoenix TV programs through an Internet-enabled device. (iii) online video subscription service. Our online video subscription service enables users to watch advertisement-free premium content, such as feature-length documentaries and exclusive online Phoenix TV programming. (iv) online video pay-per-view service. However, in response to a public notice issued by the SAPPRFT, we ceased distributing any video and audio content from Phoenix TV since June 2017. See “Item 3. — D. Risk Factors—Risks Relating to Our Business and Industry — If we fail to continue to anticipate user preferences and provide high quality content that attracts and retains users, or if we have to limit our services or cease providing certain content in order to comply with changing regulatory requirements, we may not be able to generate sufficient user traffic to remain competitive.” Our online video pay-per-view service enables users to watch advertisement-free premium videos by purchasing access to particular videos on vip.v.ifeng.com. Like our online video subscription, our online video pay-per-view also include generally longer videos of up to 45 minutes in length.

•                      Web-based Game. We operate third-party developed web-based games on our game platforms, play.ifeng.com. Web-based games are games that can be played directly from the user’s Internet browser without downloading additional software. Currently our game platforms only offer web-based games licensed from third parties. Our game portfolio includes role-playing, strategy and casual games. Revenues generated from web-based games are recorded in games and others under paid services revenues. Web-based game industry has been declining, and therefore our web-based game revenue has also been declining, which contributed only approximately 1.6% of our total revenue in 2017.

•                      PC Digital Reading. Our PC digital reading service provides fee-based Internet literatures from writers and digital format books licensed from third-party publishers to customers on our PC platforms. Revenues generated from digital reading are recorded in digital entertainment under paid services revenues.

Interactive Services. Our interactive services aim at turning our PC websites, mobile applications and mobile websites into an active venue for social networking and community interaction. These services allow our users to interact with the content we provide, opening up avenues for lively exchange of information. Our comment posting services are available on both our PC and mobile channels. Also through our converged platforms, we feed a substantial amount of user comments to prime-time programs of Phoenix TV on a daily basis. By furnishing an engaging user experience across PC, mobile and TV channels, we believe that community-based interactive services increase user loyalty and stickiness. We currently offer the following interactive services

•                      User surveys. Our user surveys allow users to express their opinions on topics featured on our PC and mobile channels, view up-to-date opinion polls of users generally and compare their views with those of our user community at large. We offer opinion surveys on major featured topics on most of ifeng.com and v.ifeng.com. Our survey results also frequently appear on Phoenix TV’s programs.

•                      Comment posting. Our comment posting feature allows registered users to post their reactions to and thoughts on our articles and videos and browse the input of other members of the ifeng.com community. Our comment postings also frequently appear on Phoenix TV’s programs.

Our Mobile Channel

Our mobile channel includes (i) ifeng news application, (ii) ifeng video application, (iii) mobile Internet website i.ifeng.com (“mobile websites”), (iv) digital reading application and (v) before December 1, 2017, fashion application (“Shizhuang App”). According to our internal data, our aggregated number of mobile daily unique visitors from mobile applications and mobile websites reached 33 million in December 2017.

•                      ifeng News (formerly named “Phoenix News “). We offer a wide range of mobile applications for different mobile devices. Ifeng news application is our flagship mobile product, which provides news feeds and other contents in the form of text, image, live broadcasting and video.

•                      ifeng Video (formerly named “ Phoenix Mobile Station “). ifeng video application provides video news, live broadcasting, and Phoenix TV programs content, etc.

•                      Mobile websites. Our i.ifeng.com website is designed and tailored to the preferences of our mobile users on mobile browser and web-based pages. As part of our converged platform, i.ifeng.com allows our users to access quality convergence content while they are on-the-go. Similar to ifeng.com, our i.ifeng.com features an array of interest-based and interactive verticals, as well as a mobile video site for watching free mobile VOD. There are two of fee-based products, including mobile digital reading and mobile games.

•                      Digital reading application, Fanyue Novel (“翻阅小说”). Our digital reading application provides fee-based Internet literatures from writers and digital format books licensed from third-party publishers to customers on our mobile platform. Revenues generated from digital reading are recorded in digital entertainment under paid services revenues.

•                      Fashion Application, Shizhuang (“识装”). Fashion application provides UGC and user communication and interaction in fashion industry and community. For strategic reasons, we ceased operating or updating the Shizhuang App starting from December 1, 2017

In addition to our own mobile channel, we have opened public accounts on popular social media in China including WeChat and Weibo to distribute content in certain verticals such as finance, technology, fashion and entertainment. Among these public accounts, ifeng Finance was ranked top 3 in Hurun’s 2017 most influential financial we-media public accounts ranking.

Our Operations with the Telecom Operators.

As part of our converged platforms, we provide a convenient means for our users to access our quality content through the telecom operators’ platforms, or MVAS, while they are on-the-go. MVAS consist mainly of the following product lines:

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

WVAS. We also provide wireless value-added services, or WVAS, through telecom operation’s payment platforms to our users. We offer the following WVAS: (i) SMS-based Services, (ii) Music Services, (iii) IVR-based Services, (iv) MMS-based Services, (v) Animation Services.

Our Sources of Revenues

Advertising Services

We provide advertising services primarily through our ifeng.com, our mobile Internet websites i.ifeng.com and our mobile applications in our mobile channel. Our advertising team consists of direct sales, agency sales, advertising technology and products support, customer support, advertising design and production, resource management, advertising strategy and sales promotion and other functions.

As is typical in China’s online advertising industry, we primarily enter into advertising service contracts through third-party advertising agencies. We mainly have three types of pricing models, consisting of the Fixed Price model, the Cost Per Impression (“CPM”) model, and the Cost Per Click (“CPC”) model. In 2017, our advertising services are primarily on our mobile, instead of PC channel, and we expect our advertising services on mobile will continue to increase going forward. In addition, together with Phoenix TV, we provide bundled new media and TV advertising solutions to certain of Phoenix TV’s advertisers.

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

We have a diverse advertising client base, including both Chinese and international brand advertisers. Our top ten advertisers accounted for 34.8% of our total gross advertising revenues in 2017. Our advertisers generally are in the automobile, e-commerce, food & beverages, Internet services, financial services, communication services, entertainment and game services, IT products, cosmetic products, luxury brands, airline, health care, education and industries.

Paid Services

The following table sets forth our paid services offerings on telecom operators’ platforms and our own platforms and the percentage contribution of our various paid services to our paid services revenues and our total revenues in 2017.

Paid Services Offerings	% of Paid Service Revenues	% of Total Revenues
Digital Entertainment
Mobile value-added services delivered through telecom operators’ platforms, or MVAS, and digital reading	81.2	11.5
Games and others
Web-based games, mobile games, content sales, and other online and mobile paid services through our own platforms	18.8	2.6

Our Advertising Execution Team

We have a dedicated team to manage the advertising execution which includes a series of review procedures on our advertising material before we display such material on our platforms interfaces. This team checks advertisements for form and reviews them to ensure that they do not contain any racial, violent, pornographic or other inappropriate content. This team also verifies that advertisers have provided relevant government approvals if their advertisements are subject to special government requirements.

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

Seasonality

Seasonal fluctuations and industry cyclicality have affected, and are likely to continue to affect our business. We generally generate less revenue from advertising sales and paid services revenues during national holidays in China, in particular during the Chinese New Year holidays in the first quarter of each year. We typically generate higher net advertising revenues in the fourth quarter due to greater advertising spending by our advertisers near the end of each calendar year when they spend the remaining portions of their annual budgets. In addition, advertising spending in China has historically been cyclical, reflecting overall economic conditions as well as the budgeting and buying patterns of our advertisers. Our rapid growth has lessened the impact of the seasonal fluctuations and cyclicality. However, we expect that the seasonal fluctuations and cyclicality to cause our quarterly and annual operating results to fluctuate. See “Item 3. Key Information—D. Risk Factors — Risks Relating to Our Business and Industry—Our quarterly revenues and operating results may fluctuate, which makes our operating results difficult to predict and may cause our quarterly operating results to fall short of expectations.”

Research and Development

In 2017, we continued to improve our advertising solution products as well as focus on improving our convergence model across PC, mobile and TV in order to provide our users easier access to our premium content through any device. In particular, we continued to introduce and improve our mobile applications and strengthened commercial products in certain of our verticals. For example, we internally developed an analytic platforms named Feng Yan (“凤眼”) to track and analyze certain real-time user behavior data. Through Feng Yan we can better understand user’s profile and reading preference, and provide reference data for future content production and performance advertising solution. We also have an in-house Data Management Platform to better analyze and manage advertising data and help improve the targeting accuracy of advertisements. Another platform we launched in 2016 is Fengyu (“凤羽”). Fengyu is a customizable and self-service marketing solution that operates under a bidding system. Customers are able to target users based on gender, age, geographic location, interests, device type, etc. Customers can place performance-based ads directly by themselves using our self-service advertising system. We launched Feng Yi (“凤翼”), another customizable marketing solution, catering to premium advertising demands. In 2015, 2016 and 2017, our total technology and product development expenses, including related share-based compensation were RMB170.7 million, RMB161.9 million and RMB192.3 million (US$29.6 million), respectively.

Infrastructure and Technology

Our technology platforms have been designed for reliability, speed, scalability and flexibility and are administered by our in-house technology department. We have access to a network of approximately 4,000 self-owned and leased servers across China mainland, Hong Kong and North America with power supply and power generator backup. We have developed our server operations based on Linux and other open source software, which has allowed us to lower software related investment and enhance our network reliability.

Content Management Technology. We have internally developed a leading new media content management system, which fully integrates our PC and mobile channels. We have also developed a new consolidated system, CMPP (Content Management Programmable Platforms), for content management and delivery, which focuses on mobile websites and mobile applications.

Integration with Phoenix TV. The integration of our and Phoenix TV’s content management systems allows us to directly access Phoenix TV’s programs digitally, in addition to our access via satellite signal, and to expedite the transmission of our content to Phoenix TV.

Data Analysis Technology. Based on commercial big data, we developed a data analytical system which has successfully helped build a comprehensive analytical chain of big data and helping us achieve our goals of making precise and efficient commercial strategy decisions. This system delivers comprehensive and consultative data ranging from distribution channel, content to manpower. We can access advertising exposure data as well as clicks and its corresponding costs on all business platforms, such as our PC websites, mobile applications and mobile websites. In addition, this system possesses flexible mechanics for organizing and analyzing data, with relatively lower cost.

Cloud Computing. Our technology department began researching the use of a cloud computing system in 2011 to modify our network and system infrastructure and lower our content delivery and system maintenance costs. We have built a distributed file system, which provides file access services to our content management system, and is anticipated to become a streaming media service and core storage system for each of our CDN nodes. We have commenced our distributed computing platforms project, which provide large-scale computer capacity support for our raw access log and transcoding computing-intensive applications. We have also deployed an open source virtualization cluster to integrate multiple small applications, which significantly reduced our IT costs.

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

Competition

We operate in the market of PC and mobile Internet content and services in China. The industry is highly competitive and rapidly changing due to the fast growing market and technological developments. Our ability to compete successfully depends on many factors, including the quality and relevance of our content, the demographic composition of our users, brand recognition and reputation, user experience, the robustness of our technology platforms, our ability to provide innovative advertising services to our customers and our relationships with our advertisers.

While we believe that our integrated platforms business model and targeted user base is unique, on the whole, from other companies in China, we compete with other content and service providers in each of our individual channels for user traffic, advertising revenues and fee-based services. In Internet content and service provision, we compete primarily with NetEase, Inc., Sina Corporation, Sohu.com Inc. and Tencent Technology Limited. Besides, especially among mobile news and information application and personalized feed application, we primarily compete against Jinri Toutiao, Alibaba Group (UC Toutiao) and Baidu Inc. In terms of video content and service provision, we compete with a number of online video companies, including Jinri Toutiao, Kuaishou short video, Youku Tudou Inc., iqiyi.com, Sohu video and QQ video.

We also compete with traditional advertising media, such as television, radio, print media, as well as billboards and other forms of outdoor media. We expect large companies’ proportionate spending on new media advertising of their advertising budgets relative to traditional media advertising to continue increase in the future.

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. We also enter into confidentiality, non-compete and invention assignment agreements with our employees and consultants and nondisclosure agreements with selected third parties. We had 160 PRC software registrations and owned 36 domain names, including ifeng.com, as of March 31, 2018.

We have also designed proprietary logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2018, Tianying Jiuzhou owned 189 PRC registered trademarks, six of which were transferred from Phoenix Satellite Trademark Limited, and Yifeng Lianhe owned 20 PRC registered trademarks. In addition, Tianying Jiuzhou had submitted 293 registration applications relating to 57 logo designs to the PRC Trademark Office. Tianying Jiuzhou and Yifeng Lianhe continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited. Therefore, we are currently not in compliance with a notice of the MIIT which requires ICP License-holders to own the trademarks used in their value-added telecommunications businesses. For information about the risks related to our use of licensed trademarks and our plans to remedy such risks, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our affiliated consolidated entities and their respective shareholders do not own all the trademarks used in their value-added telecommunications services, which may subject them to revocation of their licenses or other penalties or sanctions.”

Employees

We had approximately 1,521, 1,528 and 1,402 employees as of December 31, 2015, 2016 and 2017, respectively. The table below sets forth the number of employees categorized by function as of December 31, 2017:

Function	Number of Employees
Management and administration	198
Content development	389
Mobile products and services	173
Technology and product development	320
Sales and marketing	322
Total	1,402

As of December 31, 2017, we had 1,261, 70 and 60 employees located in Beijing, Shanghai and Guangzhou, respectively, and 11 employees located in other locations in China. Currently we do not have any employees located outside of China.

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

Legal and Administrative Proceedings

From time to time, we are involved in claims and legal proceedings that arise in the ordinary course of business. We are currently a party to certain legal proceedings and claims which in the opinion of our management, adequate provisions have been recorded to cover the probable loss of those that can be reasonably estimated, while other claims are considered would not have material adverse effect, individually or in the aggregate, on our financial position, results of operations or cash flows. From January 1, 2017 to March 31, 2018, we have been subject to 95 cases in the PRC, 67 of which have been concluded. The aggregate amount of damages awards and settlements paid by us was RMB5.5million. Government authorities may also impose administrative penalties on us if they find that we have infringed third parties’ intellectual property rights.

In October 2015, the National Copyright Bureau imposed a fine of RMB250,000 on one of our consolidated affiliated entities for disseminating on our PC websites, mobile applications and mobile websites one work of literature that we licensed from third parties that were alleged to have no legal rights to license such work. In November 2016, China Youth Book Inc. and Dewey Press LLC filed a claim against Tianying Jiuzhou and our company for intellectual property infringement of such work, the related claim for damage was approximately RMB235.8 million, however, the actual income we generated from such work was less than RMB1,500. This claim was withdrawn by the plaintiffs in January 2018. In April 2018, we received notices from the local court that the plaintiffs have filed a lawsuit against us again for the same claim, with the related claim for damages reduced to approximately RMB99.8 million. As of the date of this annual report, this case is still pending. In 2017, we received some complaints and claims from third parties alleging intellectual property infringements by us; however, some of the complainants have not provided necessary proofs of title and infringement. We are still negotiating with such complainants and some of these claims are still pending as of the date of this annual report.

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

The following table describes each of our major offices as of December 31, 2017:

Location	Space (in square meters)	Usage of Property	Expiration Dates
Beijing	15,002	Office	July 15, 2022
Guangzhou	1,161	Office	August 31, 2018
Shanghai	1,006	Office	May 31, 2019

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

Draft Foreign Investment Law

On January 19, 2015, the MOFCOM published the Draft FIL, on its official websites for public comments, which mainly covers: (i) definition of foreign investors and foreign investments, (ii) market entry clearance, (iii) national security review, (iv) information reporting, (v) investment promotion and protection as well as handling of complaints, (vi) legal liabilities and (vii) other general and miscellaneous provisions. The MOFCOM also published an explanatory note to the Draft FIL on its official websites. The Draft FIL, once enacted, will eventually replace the trio of the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law as well as their implementation rules and ancillary regulations, and will consolidate and simplify the various regulatory requirements on foreign investments.

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

The principal regulations governing the telecommunications and Internet information services we provide in the PRC include:

Telecommunications Regulations (2016, revised), or the Telecom Regulations. The Telecom Regulations categorize all telecommunications businesses in the PRC as either basic or value-added. Value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructures. The currently effective “Catalog of Telecommunications Business,” an attachment to the Telecom Regulations, categorizes various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, according to which, Internet information services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license for value-added telecommunications services, or the ICP License, from MIIT or its provincial level counterparts.

Administrative Measures on Internet Information Services (2011, revised), or the Internet Measures. According to the Internet Measures, a commercial ICP service operator must obtain an ICP License from MIIT or its provincial level counterparts before engaging in any commercial ICP service in PRC. When the ICP service involves areas of news, publication, education, medicine, health, pharmaceuticals, medical equipment and other industry and, if required by relevant laws and regulations, prior approval from the respective regulatory authorities must be obtained prior to applying for the ICP License. Moreover, an ICP service operator must display its ICP License number in a conspicuous location on its websites.

Administrative Measures for Telecommunications Business Operating License (2017, revised), or the Telecom License Measures. Pursuant to the Telecom License Measures, an ICP service operator conducting business within a single province must apply for the ICP License from MIIT’s applicable provincial level counterpart, while that providing ICP services across provinces must apply for Trans-regional ICP License directly from MIIT. The appendix to the ICP License should detail the permitted activities to be conducted by the ICP service operator. An approved ICP service operator must conduct its business in accordance with the specifications recorded on its ICP License. The ICP License is subject to annual report, an ICP service operator shall report certain information to the issuing authorities through the Administrative Platforms in the first quarter every year, such information includes the business performance of the telecommunications business in the previous year; the actual progress in network building-up, business development, turnover of staff and institutional restructuring; the service quality; the actual implementation of the network and information security guarantee systems and measures; the actual implementation of the relevant provisions of MIIT and other information required to be reported to the issuing authorities. An ICP service operator shall be responsible for the authenticity of the information in the annual report.

Regulations for Administration of Foreign-Invested Telecommunications Enterprises (2016, revised), or the FITE Regulations. Under the FITE Regulations, a foreign entity is prohibited from owning more than 50% of the total equity interest in any value-added telecommunications service business in the PRC and the major foreign investor in any value-added telecommunications service business in the PRC shall have a good track record in such industry.

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

We have also designed proprietary logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2018, Tianying Jiuzhou owned 189 PRC registered trademarks, six of which were transferred to it from Phoenix Satellite Trademark Limited, and Yifeng Lianhe owned 20 PRC registered trademarks. In addition, Tianying Jiuzhou had submitted 293 registration applications relating to 57 logo designs to the PRC Trademark Office. Tianying Jiuzhou and Yifeng Lianhe continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited. Therefore, we are currently not in compliance with the MIIT 2006 Notice.

All “ifeng” related trademarks used by our company have been transferred to Tianying Jiuzhou and Yifeng Lianhe. In addition, we will continue to examine the possibility of the transferring to our affiliated consolidated entities all or part of the ownership of additional licensed logos currently used by them in a manner that would meet the requirements of PRC trademark regulations in due course in the future. For information about the risks related to our use of licensed trademarks, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our affiliated consolidated entities and their respective shareholders do not own all the trademarks used in their value-added telecommunications services, which may subject them to revocation of their licenses or other penalties or sanctions.”

Measures for the Administration of Commercial Websites Filings for Record (2004). Under these measures, commercial websites operated by ICP service operators registered in Beijing must: (i) file with the Beijing Administration of Industry and Commerce and obtain electronic registration marks, and (ii) place the registration marks on their websites’ homepages.

In order to comply with these PRC laws and regulations, we operate our commercial websites through Tianying Jiuzhou, one of our PRC affiliated consolidated entities. Tianying Jiuzhou holds an ICP License and owns the material domain names for our value-added telecommunications business. In addition, Tianying Jiuzhou completed the necessary filing with the relevant Administration of Industry and Commerce to obtain the electronic registration mark for our websites and has placed the registration mark on the websites homepage. Tianying Jiuzhou has completed all necessary registrations and approvals for its use of such material domain names.

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

In order to comply with these PRC laws and regulations, we have adopted internal procedures to monitor content displayed on our PC websites, mobile applications and mobile websites. However, because the definition and interpretation of prohibited content is in many cases vague and subjective, it is not always possible to determine or predict what content might be prohibited under existing restrictions or restrictions that might be imposed in the future and we may be subject to penalties for such content. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The Chinese government may prevent us from advertising or distributing content, including UGC, that it believes is inappropriate and we may be subject to penalties for such content or we may have to interrupt or stop the operation of our PC websites, mobile applications and mobile websites.”

Regulation of Online Transmission of Audio-Visual Programs

On July 6, 2004, SARFT promulgated the Measures for the Administration of Publication of Audio-Visual Programs through the Internet or Other Information Networks, or the 2004 Internet A/V Measures, which was revised on August 28, 2015. The 2004 Internet A/V Measures apply to activities relating to the opening, broadcasting, integration, transmission or download of audio-visual programs via the Internet or other information networks. An applicant who engages in the business of transmitting audio-visual programs must obtain a license from SAPPRFT in accordance with its category of business, including receiving terminals, transmission networks and other items. Foreign-invested enterprises are not allowed to engage in the above business. Pursuant to the Certain Decisions on the Entry of the Non-State-owned Capital into the Cultural Industry, and the Several Opinions on Canvassing Foreign Investment into the Cultural Sector promulgated in 2005 non-State-owned capital and foreign investors are not allowed to conduct the business of transmitting audio-visual programs via an information network.

On December 20, 2007, SARFT and MII jointly promulgated the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, which came into effect on January 31, 2008 and was revised on August 28, 2015. The Audio-Visual Program Provisions apply to the provision of audio-visual program services to the public via the Internet (including mobile network) in China. Providers of Internet audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by SAPPRFT or complete certain registration procedures with SAPPRFT. Providers of Internet audio-visual program services are generally required to be either State-owned or State-controlled by the PRC government, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for Internet audio-visual program service determined by SAPPRFT. In a press conference jointly held by SARFT and MII to answer questions with respect to the Audio-Visual Program Provisions in February 2008, SARFT and MII clarified that providers of Internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to register their business and continue their operation of Internet audio-visual program services so long as such providers have not been in violation of laws and regulations.

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

On April 25, 2016, SAPPRFT issued the Administrative Provisions on Audio-Visual Program Services through Private Network and Targeted Communication, which replaced 2004 Internet A/V Measures. Pursuant to these provisions, “audio-visual program services through private network and targeted communication” refer to radio and TV program and other audio-visual program services to a targeted audience with TV, and all types of handheld electronic equipment, etc., as terminal recipients, and through setting up virtual private network through local area networks and Internet or with Internet and other information networks as targeted transmission channels, including the provision of contents, integrated broadcast control, transmission and distribution, and other activities conducted by such forms as Internet protocol television (IPTV), private network mobile TV, and Internet TV. Any provider who engages in aforesaid service must obtain a license from SAPPRFT. Wholly foreign-owned enterprises, Sino-foreign joint ventures and Sino-foreign cooperative enterprises are not allowed to engage in the above business.

On March 10, 2017, SAPPRFT issued the Internet Audio-visual Program Services Categories (Provisional), or the Provisional Categories, which classifies Internet audio-visual programs into four categories.

In order to comply with these laws and regulations, Tianying Jiuzhou submitted an application to SAPPRFT for the License for the Online Transmission of Audio-Visual Programs. However, we have not been granted such license as to the date of this annual report and cannot assure you that we may be able to obtain one. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our lack of an Internet audio-visual program transmission license has exposed, and may continue to expose, us to administrative sanctions, including the banning of our paid mobile video services and video advertising services, which would materially and adversely affect our business and results of operation.”

Regulation of Foreign Television Programs and Satellite Channels

Broadcast of foreign television programs is strictly regulated by SAPPRFT. On August 11, 1997, the State Council promulgated the Administrative Regulations on Television and Radio, which was revised on March 1, 2017, under which any foreign television drama or other foreign television program to be broadcast by television or radio stations is subject to the prior inspection and approval by SAPPRFT or its authorized entities. On June 18, 2004, SARFT promulgated the Administrative Measures on the Landing of Foreign Satellite Television Channels, pursuant to which foreign satellite televisions channels can only be broadcast in three-star (or above) hotels for foreigners or departments exclusively for the residence of foreigners or other specific areas, and prior broadcasting approval for such limited landing must be obtained from SAPPRFT.

In addition, on September 23, 2004, SARFT promulgated the Administrative Regulations on the Introduction and Broadcasting of Foreign Television Programs, pursuant to which only organizations designated by SAPPRFT are qualified to apply to SAPPRFT or its authorized entities for introduction or broadcasting of foreign television dramas or foreign television programs. Approval of such application is subject to the general plan of SAPPRFT and the content of such foreign television dramas or programs may not in any way threaten the national security or violate any laws or regulations.

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

On April 25, 2016, SAPPRFT issued the 2016 A/V Provisions, which replaced the 2004 Internet A/V Measures. The 2016 A/V Provisions does not explicitly regulate whether broadcasting foreign television program is permitted.

A substantial portion of the audio-visual programs and content on our PC websites, mobile applications and mobile websites are closely linked to or are online versions of the TV content of Phoenix TV and we currently do not have any approval from SAPPRFT for introducing and broadcasting foreign television programs into China and cannot assure you that we may be able to obtain such approval if required to do so. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain SAPPRFT’s approval for introducing and broadcasting foreign television programs could have a material adverse effect on our ability to conduct our business.”

Regulation of the Production of Radio and Television Programs

On July 19, 2004, SARFT promulgated the Regulations on the Administration of Production of Radio and Television Programs, or the Radio and TV Programs Regulations, which came into effect as of August 20, 2004 and was revised on August 28, 2015. Under the Radio and TV Programs Regulations, any entities that engage in the production of radio and television programs are required to apply for a license from SAPPRFT or its provincial branches. Entities with the Permit for Production and Operation of Radio and TV Programs must conduct their business operations in strict compliance with the approved scope of production and operation. Furthermore, entities other than radio and TV stations are strictly prohibited from producing radio and TV programs covering contemporary political news or similar subjects and columns.

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

The Administration Rules of Publication of Electronic Publication Rules, or the Electronic Publication Rules, regulate the production, publishing and importation of electronic publication in the PRC and outline a licensing system for business operations involving electronic publishing. Under the Electronic Publication Rules and other regulations issued by GAPP, online games are classified as a type of electronic production and publishing of online games is required to be done by licensed electronic publishing entities with standard publication codes. If a PRC company is contractually authorized to publish foreign electronic publications, it must obtain the approval of, and register the copyright license contract with, SAPPRFT.

Pursuant to the Tentative Administrative Measures on Internet Publication, or the Internet Publication Measures, jointly promulgated by MII and GAPP and effective on August 1, 2002, Internet publishers must secure approval, or the Internet Publication license, from GAPP to conduct Internet publication activities, including operating of online games. In February 2016, the SAPPRFT and the MIIT jointly issued the Administrative Measures on Network Publication, which took effect in March 2016 and replaced the Internet Publication Measures. Pursuant to the Administrative Measures on Network Publication, Internet publishers must be approved by and obtain a Network Publication Service License from SAPPRFT in order to provide network publication services. In addition, the Administrative Measures on Network Publication does not stipulate explicitly whether the holder of Internet Publication License should reapply and obtain the Network Publication Service License within the valid term.

On September 28, 2009, GAPP and the National Office of Combating Pornography and Illegal Publications jointly published a circular prohibiting foreign investors from investing and engaging in the operation of online games services by any forms of wholly foreign-owned enterprise, Sino-foreign joint-venture or cooperation. Under this notice, foreign investors cannot control and participate in the operation of online games services provided by domestic companies in any indirect forms, such as incorporating other joint-ventures, signing relevant agreements, or providing technical supports. This circular further states that all the online games must be screened by SAPPRFT through advanced approvals before they are operated online, and any updated online game versions or any change to the online games are subject to further approvals before they can be operated online.

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

On December 2, 2016, the MOC issued the Administrative Measures for Business Activities of Online Performances, which became effective on January 1, 2017. According to these measures, the business of transmitting in real time the content of online games presented or narrated via information networks such as Internet, mobile communication networks and mobile Internet or uploading such contents for communication in the audio-visual form shall be administered as online performances. An operator of online performances shall apply for Online Culture Operating Permit with the competent provincial administrative cultural department, and the business scope indicated on the Online Culture Operating Permit shall clearly include online performances. In addition, an operator of online performances shall present the number of its Online Culture Operating Permit in a prominent position on the homepage of its websites.

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

•                      Enterprises engaging in online games operations shall publish the random selection results of participating users on the official websites of an online game or in conspicuous locations within the online game, and keep relevant records for at least 90 days for future inquiries by relevant departments.

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

Tianying Jiuzhou provides Internet music products on our PC websites, mobile applications and mobile websites. As of the date of this annual report, Tianying Jiuzhou has been granted an Online Culture Operating Permit with a permitted scope including the operation of online music, art and entertainment products, online game products (including virtual currencies for online games), art products, play performance, animation products and organization of exhibition or race of the online cultural products. However, the Online Culture Operating Permit does not cover the operation of online performances. Tianying Jiuzhou has also obtained an Internet Publication License from SAPPRFT with respect to books and periodicals published on the Internet, including the mobile Internet, and online and mobile games. For more information regarding regulatory risks of our online games business, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain or maintain all applicable permits and approvals, or fail to comply with PRC regulations, relating to online games, our ability to conduct our online game business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions.”

In addition, to comply with the laws and regulations on the content requirements of Internet music products, our content examination team reviews the content of online music products provided on our PC websites, mobile applications and mobile websites.

Regulation of Internet News Dissemination

Pursuant to the Provisional Regulations for the Administration of Internet Websites Engaging in News Publication Services, promulgated by the State Council Information Office, or the SCIO, and MII, which became effective as of November 6, 2000 websites established by non-news organizations may publish news released by certain official news agencies but may not publish news generated by themselves or news sourced elsewhere. In order to disseminate news, such websites must satisfy the relevant requirements set forth in the applicable regulations and have acquired approval from SCIO after securing permission from the news office of the provincial-level government. In addition, websites intending to publish news released by the aforementioned news agencies must enter into agreements with the respective organizations, and file copies of such agreements with the news office of the provincial-level government.

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

On May 2, 2017, the CAC issued the Provisions on Administration over the Internet News Information Services, which became effective on June 1, 2017 and replaced the Provisions for the Administration of Internet News Information Services, promulgated by the SCIO, and MII, which became effective as of September 25, 2005. In addition, CAC issued the Implementing Rules for the Administration of the Licensing for Internet News Information Services on May 22, 2017, which became effective as of June 1, 2017. According to these regulations, Internet news information services are divided into three categories: collecting, editing and releasing Internet news information service; reposting Internet news information and providing platforms to disseminate such news information. Anyone who intends to provide the public with news information services on the Internet via Internet websites, applications, forums, blogs, micro-blogs, official accounts, instant messaging tools, network-based broadcast, etc. shall obtain an Internet news license, and is forbidden to carry out any activities concerning Internet news information services without the permit or beyond the permitted scope. Where such an applicant is an entity other than a news entity, or a party whose entity-in-charge is a news publicity department, the application shall first be subject to preliminary examination by the applicable cyberspace administrator at the provincial level, and thereafter be examined and approved by the CAC. No organization may establish the Internet news information service entity in the form of a Sino-foreign equity joint venture, Sino-foreign cooperative joint venture or wholly foreign-invested enterprise. When an Internet news information service entity cooperates with a Sino-foreign equity joint venture, Sino-foreign cooperative joint venture or wholly foreign-invested enterprise, such cooperation shall be submitted to the CAC for security assessment. In addition, an Internet news information service provider shall request its users to submit their real identification information in accordance with the provisions of the Cyber Security Law, provided that it provides such users with a platform to disseminate news information on the Internet. Where any user refuses to provide its real identification information, the Internet news information service provider is not allowed to provide it with relevant services.

In order to comply with these laws and regulations, we submitted an application to CAC for the Internet news license. However, we have not been granted such license as of the date of this annual report and cannot assure you that we may be able to obtain one. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services that provide political news or to cease the Internet access services provided by third parties to us.”

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

On May 31, 2016, SAPPRFT and MOFCOM jointly promulgated the Administrative Measures for the Publication Market (2016 Version), or Publication Market Measures (2016 Version), which replaced the Publication Market Measures (2011 Version). According to the Publication Market Measures (2016 Version), entities and individuals engaged in the wholesale or retail of publications shall carry out the relevant activities on the strength of an operation permit for publications. Where an entity or individual is engaged in the distribution of publications via the Internet or other information networks, it or he/she shall obtain the operation permit for publications; where an entity or individual that has obtained the operation permit for publications is engaged in the distribution of publications via the Internet or other information networks within the approved business scope, it or he/she shall go through the record-filing formalities with the publication administrative department that granted approval within 15 days after launching the online distribution business. Pursuant to the Publication Market (2016 Version), foreign-invested enterprises are allowed to engage in the distribution of publications.

Regulation of Internet Publication

SAPPRFT is the government agency regulating publishing activities in the PRC. On June 27, 2002, MII and GAPP jointly promulgated the Tentative Administration Measures on Internet Publication, or the Internet Publication Measures, which took effect on August 1, 2002. The Internet Publication Measures require Internet publishers to secure approval, or the Internet Publication License, from SAPPRFT to conduct Internet publication activities. In February 2016, the SAPPRFT and the MIIT jointly issued the Administrative Measures on Network Publication, which took effect in March 2016 and replaced the Internet Publication Measure. The Administrative Measures on Network Publication further strengthen and expand supervision over and management of network publication services, and require Internet publishers to be approved by and obtain a Network Publication Service License from SAPPRFT. Pursuant to the Administrative Measures on Network Publication, “network publication services” refers to activities including providing network publications to the public through information network, and “network publications” refers to digitalized works with publishing features such as editing, producing and processing. The Administrative Measures on Network Publication also detailed qualifications and application procedures for obtaining a Network Publication Service License.

User generated content, the programs we select, produce and/or edit for users’ browsing, reading or downloading or our online games may be deemed a kind of “Internet publication” and the relevant authority could require us to obtain a Network Publication Service License. Tianying Jiuzhou has obtained an Internet Publication License from SAPPRFT. However, Yifeng Lianhe has not obtained this license. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain or maintain all applicable permits and approvals, or fail to comply with PRC regulations, relating to online games, our ability to conduct our online game business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions.”

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

Certain of our verticals contain medicine-related. We currently do not have such consent letter or qualification certificate, but have engaged an agency to assist us in applying for such certificate and consent letter. We cannot assure you that we may be able to obtain them. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain certain permits for our health and Chinese medicine verticals would subject us to penalties.”

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

Our platforms are open to Internet users for uploading text and images. As a result, content posted by our users may expose us to allegations by third parties of invasion of privacy. Though our users agree not to use our services in a way that is illegal, given the volume of content uploaded, it is not possible to identify and remove all potentially infringing content uploaded by our users and we may therefore be subject to litigations or claims in connection with invasion of user privacy.

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

In November, 2017, the Standing Committee of the National People’s Congress released a newly amended Anti-unfair Competition Law of the PRC, or the Anti-unfair Competition Law, which became effective on January 1, 2018. Such newly amended Anti-unfair Competition Law further emphasize that a business operator that engage in production and business activities by taking advantage of the network shall abide all the provisions under Anti-unfair Competition Law, and shall not engage in any false or misleading publicity for its products. Violation of these provisions may subject the relevant business operators to various penalties, including an order from the competent governmental authorities to cease its illegal acts and impose a fine, or in case of a severe violation, revocation of business licenses.

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

Regulation of Information Security and Censorship

Applicable PRC laws and regulations specifically prohibit the use of Internet infrastructure where it may breach public security, distribute content harmful to the stability of society or disclose state secrets. It is mandatory for Internet companies in the PRC to complete security filing procedures and regularly update information security and censorship systems for their websites with the local public security bureau. In addition, the newly amended Law on Preservation of State Secrets, which became effective on October 1, 2010, provides that whenever an Internet service provider detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report such violation to the state security and public security authorities. Upon request of state security, public security or state secrecy authorities, the Internet service provider must delete any contents on its websites that may lead to disclosure of state secrets. Failure to do so on a timely and adequate manner may subject the Internet service provider to liability and certain penalties enforced by the State Security Bureau, the Ministry of Public Security and/or MIIT or their respective local counterparts.

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

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law to preserve cyberspace security and order. Pursuant to Cyber Security Law, network operators shall strictly keep confidential users’ personal information that they have collected, and establish and improve systems to protect users’ information. To collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using information, and obtain the consent of persons whose data is gathered. Network operators shall not gather personal information unrelated to the services they provide. Network operators shall not divulge, distort or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected, except under circumstance where the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons. In addition, network operators shall perform the following security obligations according to the requirements of the classified protection system for cyber security to ensure that the network is free from interference, damage or unauthorized access, and prevent network data from being divulged, stolen or falsified:

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

Violation of these laws and provisions may result in penalties, including fines, confiscation of illegal income. In circumstances involving serious violations, the competent telecommunication department, public security departments and other relevant authorities may order the network operators to suspend relevant business, stop the business for rectification or close down the websites, or revoke violators’ licenses or permits for their business operations.

On August 25, 2017, the CAC promulgated the Administrative Provisions on Internet Follow-up Comment Services, which became effective on October 1, 2017, pursuant to which Internet follow-up comment services refers to the services of publishing transcripts, symbols, expressions, pictures, audio and video and other information offered by Internet websites, applications, interactive communication platforms and other types of communication platforms with news and public opinion property and social mobilization function by way of post, reply, message, bullet screen and using other means. The Internet follow-up comment service providers shall strictly assume the primary responsibilities and discharge the following obligations according to the law:

•                      verify the real identity information of registered users following the principle of using real name at foreground and volunteering to do so at background and forbid the provision of Internet follow-up comment services for users whose real identity information is not verified;

•                      establish and improve a user information protection system;

•                      establish a system of reviewing at first and then publishing comments if the service providers offer Internet follow-up comment services to news information;

•                      establish and improve an Internet follow-up comment review and administration, real-time check, emergency response and other information security administration systems, timely identify and process illicit information and submit a report to the relevant competent authorities;

•                      develop Internet follow-up comment information protection and administration technologies, timely identify security flaws and loopholes and other risks existing in Internet follow-up comment services, take remedial measures and submit a report to the relevant competent authorities; and

•                      build a reviewing and editing team in line with service scale and improve the professionalism of editors.

In addition, on August 25, 2017, the CAC promulgated the Administrative Provisions on Internet Forum and Community Services, which became effective on October 1, 2017, pursuant to which the Internet forum and community service providers shall assume the primary responsibility for establishing and improving the information check and verification, public information real-time check, emergency response and personal information protection and other information security administration systems, institute safe and controllable preventative measures, employ professionals in line with their service scale, and provide necessary technical support for the relevant departments in performing duties according to the law. The Internet forum and community service providers shall not use Internet forum and community services to publish or disseminate information banned by laws, regulations and the relevant provisions of the state. Where the Internet forum and community service providers identify any aforementioned information, they shall cease the transmission of such information forthwith, take deletion and other handling measures, retain the relevant records and timely submit a report to the CAC or its local counterparts.

To comply with these laws and regulations, we have completed the mandatory security filing procedures with the local public security authorities, and regularly updated the information security and content-filtering systems with newly issued content restrictions as required by the relevant laws and regulations. However, not all of our users have registered their real names by using valid identity documents, we may be ordered to effect rectification by the relevant competent authorities; where we fail to effect rectification or if the circumstances are serious, a fine of no less than RMB50,000 but no more than RMB500,000 may be imposed, and the relevant competent authorities may order us to suspend operation, stop doing business for internal rectification, close down the website, or may revoke relevant business permits or business licenses; and a fine of no less than RMB10,000 but no more than RMB100,000 may be imposed on the persons directly in charge and other directly responsible persons.

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

Our content licensors and users have entered into agreements with us in which they make an undertaking not to provide or upload any contents that may have infringed on the copyright of any third parties. However, we cannot ensure you that our content licensors or users who upload contents to our PC websites, mobile applications and mobile websites will not infringe on the copyright of any third parties and we could delete any infringed contents in a time manner or at all. We may be consequently subject to copyright infringement claims arising thereof. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have been and expect we will continue to be exposed to intellectual property infringement and other claims, including claims based on content posted on our PC websites, mobile applications and mobile websites, which could be time-consuming and costly to defend and may result in substantial damage awards and/or court orders that may prevent us from continuing to provide certain of our existing services.”

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

Our employees who are “domestic individuals” and have been granted share options, or PRC optionees are subject to the Stock Incentive Plan Rules. Our stock incentive plan has been registered with SAFE when we listed in New York Stock Exchange, however, we cannot assure you that we will be able to complete relevant registration for other employees who participate such stock incentive plan in the future, in a timely manner or at all. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rules and the Stock Incentive Plan Rules, we and/or our PRC optionees may be subject to fines and other legal sanctions. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to comply with PRC regulations regarding the registration requirements for stock incentive plans may subject the plan participants or us to fines and other legal or administrative sanctions.”

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

Regulation of Overseas Listings

On August 8, 2006, six PRC regulatory agencies, namely, MOFCOM, the State Assets Supervision and Administration Commission, the State Administration for Taxation, SAIC, CSRC and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended in June 22, 2009. The M&A Rules purport, among other things, to require that offshore special purpose vehicles, or SPVs, that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official websites specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. While the application of the M&A Rules remains unclear, our PRC counsel has advised us that based on its understanding of the current PRC laws, rules and regulations and the M&A Rules, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ADSs on the NYSE because we have not acquired any equity interest or assets of a PRC domestic company owned by PRC companies or individuals, as defined under the M&A Rules, that are our beneficial owners after the effective date of the M&A Rules.

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

In March 2014, the IDG-Accel Funds acquired US$3.0 million convertible preferred shares of Phoenix FM, previously a subsidiary of us, to accelerate development of the ifeng application business. Despite holding 100% ordinary shares of Phoenix FM, we accounted for our investment in Phoenix FM as an equity method investment since we did not control Phoenix FM due to substantive participating rights that have been provided to the IDG-Accel Funds. As of December 31, 2017, the carrying value of our equity investment in Phoenix FM was nil.

In April 2014, we established Fenghuang Jingcai, a company engaged in online lottery ticket distribution with capitalization of RMB2.0 million. Subsequently, we invested additional RMB2.5 million in Fenghuang Jingcai. In 2014 and 2016, Fenghuang Jingcai obtained capital injection from other independent third parties. We held approximately 31.54% of the equity interests in Fenghuang Jingcai as of December 31, 2017 and accounted it as an equity method investment. As of December 31, 2017, the carrying value of our equity investment in Fenghuang Jingcai was nil. We are unlikely to recover any value of Fenghuang Jingcai in the future.

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

As of the date hereof, we held Series B, Series C and Series D1 convertible redeemable preferred shares, which had been accounted for as available-for-sale investments, representing an aggregate of approximately 41.8% equity interest of Particle on an as-if converted basis. The fair value of our available-for-sale investments in Particle was RMB1,196.3 million (US$183.9 million) as of December 31, 2017.

In December 2014, we lost control over Tianbo, a previously consolidated subsidiary, as the result of disposal of certain equity interests in Tianbo, and we currently still hold 50% of the equity interest of Tianbo. As we have significant influence over financial and operating decision-making after deconsolidation, we account for the retained 50% equity interests by using the equity method of accounting. Tianbo is principally engaged in operation of the real property channel and sales of real property advertisements for ifeng.com. As of December 31, 2016 and 2017, the carrying value of equity investment in Tianbo was RMB8.2 million and RMB15.1 million (US$2.3 million), respectively.

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

In January 2015, we acquired 5% equity interest of Lilita from a family member of the chairman of Phoenix TV, for an aggregate purchase price of RMB0.5 million. Lilita is principally engaged in P2P lending and reward-based crowd-funding businesses. In July 2016, Lilita completed its Series A round of financing and the percentage of our equity interest in Lilita decreased to 4.69%. We account for our equity interests in Lilita by using the cost method of accounting. Based on our other-than-temporary impairment assessment on equity investments and collectability assessment on the long overdue accounts receivables, we have fully written off our entire investment in Lilita with an amount of RMB0.5 million (US$0.08 million) and made bad debt provision to receivable from Lilita with a total amount of RMB1.0 million (US$0.2 million) in 2017.

In February 2015, we invested approximately RMB4.5 million in Hangzhou Qike, a company engaged in providing risk management and credit control assessment based on big data analysis to enterprises and eventually directly to individual customers. We hold 45% equity interest of Hangzhou Qike and account for it by using the equity method of accounting. Based on our other-than-temporary impairment assessment on equity investments, we have made impairment provisions in investment in Hangzhou Qike in 2017 and fully written off our entire investment in Hangzhou Qike with an amount of RMB0.04 million (US$0.01 million), therefore, as of December 31, 2017, the carrying value of equity investment in Hangzhou Qike was nil.

In April 2015, we acquired 0.3% equity interest of Lifeix Inc., an Internet company that operates L99.com and Lifeix.com, for an aggregate purchase price of US$1.0 million. We account for our equity investment in Lifeix by using the cost method of accounting. In December 2015, in view of business performance and near-term business outlook that were below our previous expectation, based on the other-than-temporary impairment assessment, we recorded an impairment loss of US$1.0 million (RMB6.4 million) to fully write down the equity investment.

In August 2017, we acquired 8% equity interest of Kuailai with a consideration of RMB0.2 million (US$0.04 million). Kuailai operates Xunhutai, a life-style information application in China.

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

We do not have any equity interests in Tianying Jiuzhou or its subsidiaries, Yifeng Lianhe, or Chenhuan or its subsidiaries. However, as a result of these contractual arrangements, we are the primary beneficiary of each of Tiangying Jiuzhou, Yifeng Lianhe and Chenhuan and account for them as our affiliated consolidated entities under U.S. GAAP. Outstanding equity interests in Tianying Jiuzhou, Yifeng Lianhe and Chenhuan are held by Haiyan Qiao and Ximin Gao, Yinxia Liu and Yansheng He, and Haipeng Wu and Yansheng He respectively. Mssrs. Qiao, Gao, Wu and He are all current employees of our company and have each been employed by us for approximately ten years. Ms. Liu is an employee of Zhongcheng Letian Property Development Company Ltd., a company founded by the chairman of Phoenix TV, Mr. Changle Liu. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of our affiliated consolidated entities may have potential conflicts of interest with us.”

We have consolidated the financial results of each of Tianying Jiuzhou and its subsidiaries, Yifeng Lianhe, and Chenhuan and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. In 2017, Tianying Jiuzhou and its subsidiaries accounted for 47.0% of our total revenues, Yifeng Lianhe accounted for 0.9% of our total revenues, and Chenhuan and its subsidiaries accounted for 2.0% of our total revenues.

Overview of the Contractual Arrangements

The contractual arrangements among Fenghuang On-line, Qieyiyou, the affiliated consolidated entities and the shareholders of the affiliated consolidated entities enable us to:

•                      receive substantially all of the economic benefits from Tianying Jiuzhou and its subsidiaries, Yifeng Lianhe and Chenhuan and its subsidiaries in consideration for the technical and consulting services provided and intellectual property rights licensed by Fenghuang On-line;

•                      exercise effective control over Tianying Jiuzhou and its subsidiaries, Yifeng Lianhe, and Chenhuan and its subsidiaries; and

•                      have an exclusive option to purchase all of the equity interests in Tianying Jiuzhou, Yifeng Lianhe and Chenhuan when and to the extent permitted under PRC laws.

Agreements that Transfer Economic Benefits to Us

Exclusive Technical Consulting and Service Agreements. Under the exclusive technical consulting and service agreements between Fenghuang On-line and each of Tianying Jiuzhou and Yifeng Lianhe, or the Fenghuang On-line Technical Service Agreements, Fenghuang On-line has the exclusive right to provide designated technical and consulting services to the affiliated consolidated entities, including developing and upgrading various software, developing system technology, maintaining operational hardware and providing various training and consulting services, among other services. Third parties may only be engaged to provide the designated services to the affiliated consolidated entities under limited circumstances that are within the control of Fenghuang On-line.

The Fenghuang On-line Technical Service Agreements also transfer all of the economic benefit of intellectual property created by the relevant affiliated consolidated entities to Fenghuang On-line. To the extent that the relevant affiliated consolidated entities jointly develop business-related technologies with Fenghuang On-line or are entrusted by Fenghuang On-line to develop business-related technologies, the ownership and patent application rights for such technologies are vested in Fenghuang On-line. To extent that the relevant affiliated consolidated entities develop business-related technologies independently, the relevant affiliated consolidated entities are required to promptly notify Fenghuang On-line of such technologies, and Fenghuang On-line has the right to purchase each such technology for RMB1 or the minimum purchase price permitted by then applicable law, or otherwise has priority rights with respect to any transfer or license of such technologies. In addition, Fenghuang On-line controls the patent applications of any business-related technologies created by the relevant affiliated consolidated entities.

The term of each Fenghuang On-line Technical Service Agreements is indefinite unless terminated by Fenghuang On-line by providing prior written notice to the relevant affiliated consolidated entity. The Fenghuang On-line Technical Service Agreements provide that the relevant affiliated consolidated entities cannot terminate such agreements under any circumstances or on any ground unless otherwise provided for by law.

The Fenghuang On-line Technical Service Agreements provide that any disputes shall be resolved by the parties through negotiation, and if the parties cannot reach an agreement within thirty days, the dispute shall be submitted to the China International Economic and Trade Arbitration Commission in Beijing. The arbitral awards shall be final and binding upon both parties.

On January 13, 2014, Qieyiyou, Chenhuan and each of the shareholders of Chenhuan entered into an exclusive technical consulting and service agreement, or Qieyiyou Technical Service Agreements (collectively with Fenghuang On-line Technical Service Agreements as the Technical Service Agreements). The Qieyiyou Technical Service Agreements contains terms substantially similar to the Fenghuang On-line Technical Service Agreements described above.

Pursuant to the Technical Service Agreements, the affiliated consolidated entities have each agreed to pay to Fenghuang On-line or Qieyiyou an amount equal to a certain percentage of their respective annual revenues, plus a special service fee for certain services rendered by Fenghuang On-line or Qieyiyou at the request of the relevant affiliated consolidated entity. However, the Technical Service Agreements also provide that notwithstanding such agreement as to payment, the actual amount of the service fee may be adjusted upon mutual agreement of the parties. Historically, the affiliated consolidated entities have deducted relevant costs and expenses from the amount that is subject to the service fee payment. In 2015, 2016 and 2017, the affiliated consolidated entities transferred technical service fees of RMB236.4 million, RMB119.0 million and RMB39.0 million (US$6.0 million), respectively, to Fenghuang On-line and Qieyiyou and their subsidiaries

Agreements that Provide Us with Effective Control and Grant Fenghuang On-line and Qieyiyou an Exclusive Option to Purchase all of the Equity Interests in the Respective Affiliated Consolidated Entities When and to the Extent Permitted Under PRC Laws

Voting Right Entrustment Agreements. Each of the Tianying Jiuzhou and Yifeng Lianhe, their respective shareholders and Fenghuang On-line have entered into a voting right entrustment agreement. Pursuant to the voting right entrustment agreements the shareholders of each relevant affiliated consolidated entity have granted a person designated by Fenghuang On-line, or the trustee, the right to exercise their rights as shareholders, including all voting rights, as well as rights to attend and propose the convening of shareholder meetings. Under the voting right entrustment agreements, the respective trustees have the right to access all information regarding the relevant affiliated consolidated entity’s operation, business, clients, finances and employees, as well as their financial, business and corporate documentation.

The term of each voting right entrustment agreement is indefinite unless both parties agree to terminate the agreement in writing, or unless Fenghuang On-line decides in its discretion to terminate the relevant agreement after the relevant affiliated consolidated entity or one of its shareholders breaches the agreement and such breach is not remedied within ten days of receipt of written notice. The voting right entrustment agreements provide that the relevant affiliated consolidated entities cannot terminate such agreements under any circumstances or on any ground unless otherwise provided for by law.

The voting right entrustment agreements provide that any disputes shall be resolved by the parties through negotiation, and if the parties cannot reach an agreement within thirty days, the dispute shall be submitted to the China International Economic and Trade Arbitration Commission in Beijing. The arbitral awards shall be final and binding upon both parties.

On January 13, 2014, Qieyiyou, Chenhuan and each of the shareholders of Chenhuan entered into a voting right entrustment agreement. The voting right entrustment agreement contains terms substantially similar to the voting right entrustment agreement relating to Fenghuang On-line described above.

Exclusive Equity Option Agreements. Each of the Tianying Jiuzhou and Yifeng Lianhe, their respective shareholders and Fenghuang On-Line have entered into an exclusive equity option agreement, or equity option agreement, pursuant to which Fenghuang On-line has an irrevocable, unconditional and exclusive option to purchase, or to designate other persons to purchase from the shareholders, to the extent permitted by applicable PRC laws, rules and regulations, all of the equity interest in the affiliated consolidated entities. Fenghuang On-line may acquire all of the equity interest in the relevant affiliated entity through one purchase or a series of purchases, the timing, manner and frequency of which are in Fenghuang On-line’s discretion. The purchase price for the entire equity interest is to be calculated based on the paid-up amount of the relevant equity interest or the minimum price permitted by applicable PRC laws, rules and regulations. In addition, the amount borrowed by the respective shareholders from Fenghuang On-line for making the capital contributions to the relevant affiliated consolidated entities under the loan agreements, as described in “—Loan Agreements,” shall offset the purchase price paid for any transfer of equity interest from the respective shareholders to Fenghuang On-line.

Under the equity option agreements, the shareholders have agreed that, without Fenghuang On-line’s written consent, they will not take certain actions, including transferring any of their equity interests in the relevant affiliated consolidated entities, disposing or causing the relevant affiliated consolidated entities’ management to dispose of any of the entities’ tangible or intangible assets, terminating any material agreement to which the relevant affiliated consolidated entities are party, appointing or removing any of the relevant affiliated consolidated entities’ directors, supervisors or management members, causing or endorsing the declaration or actual distribution of any profit, bonus, dividends or interests of the relevant affiliated consolidated entities, or causing or endorsing any lending or borrowing or provision of any guarantee or creation of any other security interest other than in the normal course of business, among other actions.

The term of each equity option agreement will expire when all of the equity interests in the relevant affiliated consolidated entities have been duly transferred to Fenghuang On-line or its designated representative. In addition, the equity option agreements provide that neither of the relevant affiliated consolidated entities nor their shareholders may terminate such agreements under any circumstances or on any ground.

The equity option agreements provide that any disputes shall be resolved by the parties through negotiation, and if the parties cannot reach an agreement within thirty days, the dispute shall be submitted to the China International Economic and Trade Arbitration Commission in Beijing. The arbitral awards shall be final and binding upon both parties.

On January 13, 2014, Qieyiyou, Chenhuan and each of the shareholders of Chenhuan entered into an exclusive equity option agreement. The exclusive equity option agreement contains terms substantially similar to the exclusive equity option agreement relating to Fenghuang On-line described above.

Loan Agreements. Pursuant to the loan agreements among Fenghuang On-line and the respective shareholders of Tianying Jiuzhou and Yifeng Lianhe, Fenghuang On-line granted interest-free loans to the shareholders of the relevant affiliated consolidated entities in an amount equal to their respective capital contribution in the relevant affiliated consolidated entities. The loans can be repaid only with proceeds from the sale of all of the respective shareholder’s equity interests in the applicable affiliated consolidated entity to Fenghuang On-line or its designated representatives pursuant to the applicable equity option agreement.

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

On January 13, 2015, Qieyiyou and the shareholders of Chenhuan entered into a loan agreement. The loan agreement contains terms substantially similar to the loan agreement relating to Fenghuang On-line described above.

Business Management Agreement. Pursuant to the business management agreement entered into by and among Chenhuan, its respective shareholders and Qieyiyou, Qieyiyou agrees to be the guarantor of Chenhuan in contracts, agreements or transactions entered into between Chenhuan and any third party in connection with Chenhuan’s business and operations, to provide full guarantees for the performance of such contracts, agreements or transactions by Chenhuan. As counter-guarantee, Chenhuan agrees to pledge the accounts receivable in its operations and all of its assets to Qieyiyou. In addition, Qieyiyou has the exclusive right to nominate directors, general manager and other senior management of Chenhuan.

Equity Pledge Agreements. Each of Tianying Jiuzhou and Yifeng Lianhe, their respective shareholders and Fenghuang On-line, have entered into an equity pledge agreement. Under the equity pledge agreements, the shareholders have pledged their respective equity interests in the relevant affiliated consolidated entities to Fenghuang On-line to secure the performance of the obligations of the relevant affiliated consolidated entities and the shareholders under the applicable technical service agreements, voting right entrustment agreements, equity option agreements and loan agreements, including, among others, the payment of the service fees, the entrustment of the shareholders’ voting rights in the affiliated consolidated entities, the conditional transfer of the shareholders’ equity interests in the affiliated consolidated entities and the repayment of the shareholder loans with proceeds from the transfer of the shareholders’ equity interests, respectively. In addition, the shareholders of Chenhuan and Qieyiyou have also entered into an equity pledge agreement, or Qieyiyou Equity Pledge Agreement, which is substantially similar to the equity pledge agreements of Tianying Jiuzhou and Yifeng Lianhe except that the amount of such guarantee under the Qieyiyou Equity Pledge Agreement is limited to an amount equal to the shareholders’ respective capital contribution in the Chenhuan, and the scope of such guarantee is extended to cover the obligations of Chenhuan under the business management agreement, the Qieyiyou Equity Pledge Agreement contains terms substantially similar to the equity pledge agreement relating to Fenghuang On-line. All registrations necessary to secure the enforceability of each of the equity pledge agreements have been completed.

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

Our Relationship with Phoenix TV

We are currently a subsidiary of Phoenix TV, the leading Hong Kong-based satellite TV network broadcasting Chinese language content globally and into China. Phoenix TV owned 54.8% of our outstanding ordinary shares and 61.2% of the voting power of our ordinary shares as of March 31, 2018. Phoenix TV first reported its new media business as one of its business segments in its annual report submitted to the Hong Kong Stock Exchange for the year ended December 31, 2007.

Fenghuang On-line and Phoenix TV entered into a cooperation agreement, or the Phoenix TV Cooperation Agreement, on November 24, 2009, which expired on May 27, 2016. Under this agreement, Fenghuang On-line and Phoenix TV agreed to certain cooperative arrangements in the areas of content, branding promotion and technology. Pursuant to the Phoenix TV Cooperation Agreement, in November 2009 Tianying Jiuzhou and Yifeng Lianhe entered into a program content license agreement, or Content License Agreement, with Phoenix Satellite Television Company Limited and a trademark license agreement, or Old Trademark License Agreement, with Phoenix Satellite Television Trademark Limited.  Considering the significant growth and changes in our business since execution of these agreements in 2009, we and Phoenix TV Group entered into a new set of agreements in May 2016 and December 2017, or the New Agreements, to amend and replace the previous agreements and provide the terms of our continued cooperation. The New Agreements include Program Resource License Agreements and Program Text/Graphics Resource License Agreements, or the Program License Agreements, between Phoenix Satellite Television Company Limited and each of Tianying Jiuzhou, Yifeng Lianhe and Fengyu Network, and trademark license agreements by and among Phoenix Satellite Television Trademark Limited and each of Tianying Jiuzhou and Yifeng Lianhe, or the New Trademark License Agreements. Unlike the previous agreements, the New Agreements do not grant us the right to sublicense Phoenix TV Group’s copyrighted content to third parties. While we are in the process of negotiating with Phoenix TV Group to potentially re-acquire such right of sublicense, we cannot assure you that we will be able to re-acquire such right at reasonable costs or at all.

Pursuant to the Program License Agreements, Phoenix TV Group agreed to grant Tianying Jiuzhou, Yifeng Lianhe and Fengyu Network the license with priority over any third party to broadcast Phoenix TV Group’s copyrighted video content from three television channels of Phoenix TV Group on ifeng.com (our main Internet channel), i.ifeng.com (a mobile Internet channel of ours), and ifeng News, ifeng Video and ifeng VIP (three mobile applications of ours) in China (excluding Hong Kong, Macau and Taiwan) concurrently with such content broadcasted on the three television channels of Phoenix TV Group. Phoenix TV Group also agreed to grant Tianying Jiuzhou, Yifeng Lianhe and Fengyu Network a non-exclusive license to use Phoenix TV Group’s copyrighted text and graphics on the same Internet and mobile channels of ours in China for which Phoenix TV Group’s copyrighted video content license, above, was granted. These licenses help to distinguish our content offerings from those of other Internet and new media companies in China. The fees payable to Phoenix TV Group by us for all content licenses described above will be RMB10.0 million for the first year of the agreements, which will incrementally increase by 15% for each subsequent year of the agreements.

Each of the Program License Agreements has an initial term of three years and will expire on May 26, 2019 and may be renewed on an annual basis thereafter upon agreement of both parties. Each of the parties to the Program License Agreements has the right to terminate the Program License Agreements before their expiration date by 6-month prior written notice to the other party. In addition, each of the Program License Agreements can be terminated earlier (i) by the non-breaching party in the event of a breach and if the breach is not cured within ten business days after receipt of notice of breach from the non-breaching party, (ii) in the event of bankruptcy or the cessation of business operations of either party, or a change in the shareholder or equity structure of Tianying Jiuzhou, Yifeng Lianhe or Fengyu Network, other than in connection with the contractual arrangements, (iii) by Phoenix Satellite Television Company Limited in the event that our shareholders or ownership structure change so that the shares held by Phoenix TV Group account for 50% or less of our actual total issued shares, or in the event that we lose control of Tianying Jiuzhou, Yifeng Lianhe or Fengyu Network; or if Tianying Jiuzhou, Yifeng Lianhe or Fengyu Network, as applicable, ceases business operation; (iv) if either party’s performance of its obligations is held unlawful under PRC law; or (v) if an event occurs that adversely affects the performance by either party of its obligations and upon written notice by the unaffected party.

In addition, Tianying Jiuzhou and Yifeng Lianhe are able to use certain of Phoenix TV Group’s logos pursuant to the Old Trademark License Agreement and the New Trademark License Agreements. We believe that our use of these logos helps to affiliate us with the brand of Phoenix TV Group, which helps to enhance our own brand. Different from the Old Trademark License Agreement, however, the New Trademark License Agreements no longer allow us to use the double-phoenix logo of Phoenix TV Group on a stand-alone basis and increased the annual license fee payable to Phoenix TV Group from a total of US$10,000 to the greater of 2% of the annual revenues of Tianying Jiuzhou or Yifeng Lianhe (as the case may be) or US$100,000 for each company. For illustrative purpose only, Tianying Jiuzhou and Yifeng Lianhe had annual revenues of RMB570.4 million in 2016 and RMB413.8 million in 2017 in accordance with U.S.GAAP, which meant that the annual license fee payable to Phoenix TV Group would have been RMB11.4 million and RMB8.3 million in 2016 and 2017, respectively, if the New Trademark License Agreements had been implemented since January 2016. Each of the New Trademark License Agreements has an initial term of three years and may be extended prior to expiration of its term with the written confirmation of Phoenix TV Group, and may be terminated earlier by Phoenix TV Group in the event of a material breach by us of any covenant or a material failure by us to perform any of our obligation and if the breach or failure, as applicable, is not rectified within a reasonable time or ten days of receipt of written notice from Phoenix TV Group. For example, we may in practice use such logos beyond the scope authorized by Phoenix TV Group, which may constitute a breach of such agreements and cause Phoenix TV Group to terminate such New Trademark License Agreements. We cannot assure you that we will be able to continue to use Phoenix TV Group’s logos in order to help maintain our brand affiliation with Phoenix TV Group. If our brand image deteriorates as a result of a weaker brand affiliation with Phoenix TV Group, our business and the price of your ADSs could be negatively affected.

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

On February 17, 2014, our Chief Executive Officer Mr. Shuang Liu was also promoted to the position of Chief Operating Officer of Phoenix TV. The key initiative for his new position at Phoenix TV is to accelerate the convergence of TV, Internet and mobile platforms of the two companies. In his new role, Mr. Liu is tasked with strategizing, overseeing and allocating resources to implement this convergence strategy. Through this appointment, both companies can more seamlessly expand user reach on each of its media platforms, provide advertisers a one-stop shop solution, more effectively monetize the Phoenix brand across all verticals, and achieve greater cost synergies.

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

Overview

We are a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, we enable consumers to access professional news and other quality information and UGC, on the Internet and through their PCs and mobile devices. We also transmit our UGC and in-house produced content to TV viewers primarily through Phoenix TV. Our PC channel includes major verticals such as news, fashion, military, finance, web-based games, and digital reading. Our mobile channel includes our mobile news application, mobile video application, HTML5-based mobile Internet websites, mobile digital reading application (“Fanyue Novel”), and before December 1, 2017, fashion application (“Shizhuang App”). We also act as a service provider for telecom operators, providing content and mobile value-added services. The appeal of our brand is enhanced by its affiliation with the “Phoenix” (“鳳凰”) brand of Phoenix TV.

According to iResearch, our number of PC daily unique visitors was 33.9 million, and number of monthly unique visitors was 277.4 million in December 2017. We have ranked third among all Internet portals in China in terms of daily unique visitors in December 2017, according to iResearch. According to our internal data, our aggregated mobile daily unique visitors from mobile websites i.ifeng.com and mobile applications reached 33 million in December 2017. We earn revenues from advertising and paid services, which accounted for 85.9% and 14.1% of our total revenues, respectively, in 2017.

Our net advertising revenues accounted for 76.2%, 85.3% and 85.9% of our total revenues in 2015, 2016 and 2017, respectively. We provide advertising services through PC channel and mobile channel, which accounted for 42.2% and 57.8% of our net advertising revenues respectively in 2017. We recognize revenues from our advertising services on a net basis, after deducting the agency service fees we pay to advertising agencies.

We see mobile devices as the primary gateway for news and other media content consumption going forward. In recent years, we have taken steps to evolve our business and shift our revenue mix towards our mobile channels, which we believe have greater potential for sustainable growth over the long term, and which have demonstrated robust growth in 2017. Our mobile advertising revenues increased by 46.5% to RMB781.8 million (US$120.2 million) in 2017 from RMB533.8 million in 2016. As part of our mobile strategy, we invested in convertible redeemable preferred shares of Particle and accounted for the investments as available-for-sale investments. Particle operates Yidian, a personalized news and life-style information application in China that allows users to define and explore desired content on their mobile devices. By partnering with Yidian and by continuing to strengthen our core competencies of content production capability, dedication to serious journalism and cutting-edge technology, we believe that we will be better positioned to capitalize on emerging opportunities as increasing numbers of consumers in China use Internet-enabled mobile devices to consume news and other media content.

We offer a wide variety of paid services primarily through our mobile channel and operations with the telecom operators. We classify our paid services into (i) digital entertainment, which includes mobile value-added services delivered through telecom operators’ platforms, or MVAS, and digital reading, and (ii) games and others, which includes web-based games, mobile games, content sales, and other online and mobile paid services through our own platforms. Prior to 2016, our paid service revenues mainly comprised of the revenues generated from MVAS and games and others. Digital reading was previously classified under “games and others”. In order to align with our overall strategies, in 2016, digital reading was re-classified from “Games and others”, and digital reading together with MVAS was determined as “Digital entertainment”. We derived 81.2% and 18.8% of our paid services revenues, respectively, from our digital entertainment and games and others in 2017. Due to an increase in revenues generated from digital reading business, our paid services revenues increased from RMB212.7 million in 2016 to RMB221.6 million (US$34.1 million) in 2017.

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

Basis of Presentation; Principles of Consolidation and Recognition of Noncontrolling Interests

The consolidated financial statements include the financial statements of us, our subsidiaries, our affiliated consolidated entities, and the subsidiaries of our affiliated consolidated entities. The consolidated financial statements have been prepared in accordance with U.S. GAAP and on a going concern basis. All significant transactions and balances among us, our subsidiaries, our affiliated consolidated entities and the subsidiaries of our affiliated consolidated entities have been eliminated upon consolidation. We consolidate our affiliated consolidated entities and the subsidiaries of our affiliated consolidated entities as required by Accounting Standards Codification, or ASC, 810 Consolidation, because Fenghuang On-line and Qieyiyou hold all the variable interests of our affiliated consolidated entities and the subsidiaries of our affiliated consolidated entities and have been determined to be the primary beneficiary of our affiliated consolidated entities.

Use of Estimates

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates. These estimates and assumptions include, but are not limited to, the accounting for advertising and paid services revenues, the determination of estimated selling prices of multiple elements revenues contract, accounting for income taxes and uncertain tax positions, allowance for doubtful accounts, share-based compensation, consolidation, foreign currency translation, determination of the estimated useful lives of property and equipment and intangible assets, assessment of impairment of long-lived assets and equity investments, and determination of fair value of financial instruments.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, service is performed and the collectability of the related fee is reasonably assured. In October 2009, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update, or ASU, 2009-13, Multiple Deliverable Revenue Arrangements, to address the accounting for multiple-deliverable arrangements. We have applied ASU 2009-13 to all revenue arrangements for all years presented in the financial statements

(i)                                                                                                                                    Net Advertising Revenues

Advertising revenues are derived principally from advertising arrangements where the advertisers pay to place their advertisements on our ifeng.com, mobile Internet website i.ifeng.com and our mobile applications in different formats over a particular period of time. Such formats generally include but are not limited to banners, news feed, text-links, videos, logos, buttons and rich media.

The majority of our advertising revenue arrangements involve multiple element deliverables, including placements of different advertisement formats on our PC websites, mobile applications and mobile websites over different periods of time. We break down the multiple element arrangements into single units of accounting when possible, and allocate total consideration to each single unit of accounting using the relative selling price method. For most deliverables in its multiple element arrangements, we use management’s best estimate of the selling price in the allocation as the vendor-specific objective evidence or third-party evidence of selling price is not available for those deliverables. The best estimate of the selling price is determined based on the publicly published advertising rate card, times the relevant discount rates, which are taking into considerations of the historical trend, the pricing of advertising areas sold with similar popularities, advertisements with similar formats and quoted prices from competitors, and other relevant market conditions. We recognize revenue on the elements delivered and defers the recognition of revenue for the estimated value of the undelivered elements until the remaining obligations have been satisfied. When all of the elements within an arrangement are delivered uniformly over the agreement period, the revenues are recognized on a straight-line basis over the contract period.

Currently the advertising business has three main types of pricing models, consisting of the Fixed Price model, the Cost Per Impression (“CPM”) model, and the Cost Per Click (“CPC”) model.

Fixed Price model. Under the Fixed Price model, advertisements on our PC websites, mobile applications and mobile websites are generally charged on the basis of duration, and advertising contractual arrangements are entered to establish the fixed price and the advertising services to be provided. Where collectability is reasonably assured, advertising revenues from advertising contractual arrangements are recognized ratably over the contract period of display.

CPM model. The CPM model refers to advertising bought on the basis of impression. This is in contrast to the various types of pay-for-performance advertising, whereby payment is only triggered by a mutually agreed upon activity (i.e. click-through, lead, sale).

CPC model. Under the CPC model, there is no overall fixed price for advertising services stated in the contract with the advertiser. We charge advertisers on a per-click basis when the users click on the advertisements. The unit price for each click is auction-based. The revenue is recognized based on qualified clicks and the corresponding unit price.

We provide cash incentives in the form of agency service fees to certain third-party advertising agencies based on their sales performance, and account for such incentives as a reduction item of revenues in accordance with ASC 605-50-25, Customer Payments and Incentives: Recognition.

We enter into barter transactions involving advertising services and follow ASC 605-20, Revenue Recognition: Services. Revenues or expenses from barter transactions are recognized at fair value during the period in which the advertisements are provided only if the fair value of the advertising services surrendered in the transaction is determinable based on our own historical practice of receiving cash and cash equivalents, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction. We did not recognize revenue and expenses for advertising-for-advertising barter transactions since the fair value of the advertising services surrendered or received in the transaction is not determinable for the years ended December 31, 2015, 2016 and 2017.

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

We mainly contract with China Mobile and its subsidiaries, and to a lesser degree, with other mobile operators, for billing, collection and transmission services related to the MVAS offered to our users. The determination of whether to record these revenues using the gross or net method is based on an assessment of various factors. The primary factors are whether we are acting as the principal in offering services to the customer or as an agent in the transaction, and the specific requirement of each contract. Most of revenues from mobile newspaper services, mobile video services, and most WVAS are recorded on a net basis as we are acting as an agent of operators in these transactions. For most of mobile game services delivered through telecom operators, we are responsible to provide desired services to the customers and have primary responsibility and broad discretion to establish price. Therefore, we are considered the primary obligor in these transactions, and revenues from these services are recorded on a gross basis.

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

We also contract with China Mobile to provide news content and other services to China Mobile. News content and other services are charged for fixed fees respectively. The revenues attributable to the news content are recognized on a straight-line basis over the periods in which the news content is provided. Revenues attributable to other services are recognized when the other services are provided.

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

For web-based game services, all of the web-based games provided on our platforms are developed by third-party game developers and can be accessed and played by game players without downloading separate software. We primarily view the game developers to be our customers and consider our responsibility under our agreements with the game developers to be promotion of the game developers’ games. We only collect payments from game players in connection with the sale of in-game virtual currencies and remit certain agreed-upon percentages of the proceeds to the game developers. Revenue from the sale of in-game virtual currency is recorded net of remittances to game developers and deferred until the estimated consumption date of the virtual items, which is within a short period of time, typically a few days, after purchase of the in-game virtual currency.

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

Expense Allocation with Phoenix TV

We and Phoenix TV Group have engaged in various mutual cooperation activities in content, branding, promotions, technical support and corporate management. Fenghuang On-line entered into the Phoenix TV Cooperation Agreement with Phoenix TV Group which stipulates the costs and expenses charged to us related to content and other services provided by. Based on the Phoenix TV Cooperation Agreement, we paid to Phoenix TV Group 50% of the after-tax revenues earned from sublicensing Phoenix TV Group’s video content to third parties, plus a fixed amount of payment to cover other services provided by Phoenix TV Group. The fixed amount was RMB1.6 million for the first year of the Agreement, and increased by 25% annually. The Phoenix TV Cooperation Agreement was effective as of January 1, 2010 and expired on May 27, 2016. We and Phoenix TV Group entered into the New Agreements, effective as of May 27, 2016 and will expire on May 26, 2019, to amend and replace the previous Phoenix TV Cooperation Agreement and provide the terms of continued cooperation. The fees payable to Phoenix TV Group by us are RMB10.0 million for the first year of the New Agreements, which will incrementally increase by 15% for each subsequent year of the New Agreements. Unlike the previous agreements, the New Agreements do not grant us the right to sublicense Phoenix TV Group’s copyrighted content to third parties. As such, we do not incur such revenue sharing fee to Phoenix TV Group accordingly. We and Phoenix TV Group entered into new trademark license agreements in December 2017, which became effective on December 8, 2017 and will expire on December 7, 2020. These agreements no longer allow us to use the double-phoenix logo of Phoenix TV Group on a stand-alone basis and have increased the annual license fee payable to Phoenix TV Group from a total of US$10,000 to the greater of 2% of the annual revenues of Tianying Jiuzhou and Yifeng Lianhe or US$100,000 for each company.

Apart from the above cooperation agreements, Phoenix TV Group also paid certain expenses on our behalf, such as data line usage and other general and administrative expenses, which we needed to settle with Phoenix TV Group based on the actual amount and were recorded in the consolidated statements of comprehensive income.

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

The share-based awards to nonemployees are accounted for based on the fair value of the consideration received or the fair value of the award issued, whichever is more reliably measurable. Share-based compensation expense for share options granted to non-employees is measured at fair value at the earlier of the performance commitment date or the date service is completed and recognized over the period during which the service is provided. We apply the guidance in ASC 505-50 to re-measure share options granted to non-employees based on the then-current fair value at each reporting date until the service has been provided and the performance targets have been met.

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

We used the Black-Scholes option pricing model to determine the fair value of share options based on the fair value of underlying ordinary shares at the grant date. The assumptions used in calculating the fair value of share options represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. The fair values of the options granted during 2015, 2016 and 2017 used the following assumptions.

For the Years Ended December 31,
	2015	2016	2017
Expected volatility rate	54.23%-54.32%	50.67%-55.65%	48.84%-57.06%
Expected dividend yield	—	—	—
Expected term (years)	5.91-6.16	3.91-6.16	3.13-6.16
Risk-free interest rate (per annum)	1.90%-1.98%	1.30%-1.55%	0.90%-1.92%

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

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended December 31, 2015, 2016 and 2017.

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

Level 1— Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2— Include other inputs that are directly or indirectly observable in the marketplace

Level 3— Unobservable inputs which are supported by little or no market activity

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

The key inputs used in available-for-sale investments valuation as of December 31, 2016 and 2017 were as follows:

	As of December 31,
	2016	2017
Discount rate	23.0%	23.0%
Lack of marketability discount (“DLOM”)	25.0%	25.0%
Volatility	47.0%	45.3%
Revenue growth rate	10.0-349.0%	5.0-93.8%
Terminal growth rate	3.0%	3.0%

Term deposits, short term investments

Term deposits represent term deposits placed with banks with original maturity of more than three months and up to one year.

Short term investments represent investments in financial instruments with a variable interest rate indexed to performance of underlying assets and investments that we have positive intent and ability to hold to maturity, all of which are with original maturity of less than 12 months.

In accordance with ASC 825, for investments in financial instruments with a variable interest rate indexed to performance of underlying assets, we elected the fair value method at the date of initial recognition and carried these investments at fair value. Fair value is estimated based on quoted prices of similar products provided by banks at the end of each period. We classify the valuation techniques that use these inputs as Level 2 of fair value measurements.

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

Available-for-sale investments

In accordance with ASC topic 320 Investments-Debt and Equity Securities, we classify the investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, The securities that we have positive intent and ability to hold to maturity are classified as held-to-maturity securities. The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Investments not classified as trading or as held-to-maturity are classified as available-for-sale investments. Available-for-sale investments are reported at fair value, which is estimated by management after considering an independent appraisal performed by a reputable appraisal firm, with unrealized gains and losses, if any, recorded in the accumulated other comprehensive loss or income in shareholder’s equity. Realized gains and losses are reflected in earnings during the year in which the gains and losses are realized. An impairment loss on the available-for-sale investments would be recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary. Investments with maturities of greater than 12 months are recorded in non-current assets.

Equity investments

Investments in entities in which we can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 Investments-Equity Method and Joint Ventures. We adjust the carrying amount of equity method investment for its share of the income or losses of the investee and report the recognized income or losses in the consolidated statements of comprehensive income. Our shares of the income or losses of an investee are based on the shares of common stock and in-substance common stock held by us.

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

Description of Key Statement of Comprehensive Income Items

Revenues

The following table sets forth the principal components of our total revenues by amount and by percentage of total revenues for the years presented.

	For the Years Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Revenues:
Net advertising revenues	1,226,516	76.2	1,232,210	85.3	1,353,480	208,026	85.9
Paid services revenues	382,680	23.8	212,697	14.7	221,612	34,061	14.1
Total revenues	1,609,196	100.0	1,444,907	100.0	1,575,092	242,087	100.0

Revenues

We derive our revenues from advertising services and paid services.

Advertising services. Our net advertising revenues accounted for 76.2%, 85.3% and 85.9% of our total revenues in 2015, 2016 and 2017, respectively. We generate our net advertising revenues from payments made by advertisers to place their advertisements on our ifeng.com, mobile Internet websites i.ifeng.com and our mobile applications in different formats over a particular period of time. Such formats generally include but are not limited to banners, news feed, videos, text-links, logos, buttons and rich media.

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

We also earn advertising revenues from related parties, including Phoenix TV, for joint TV and online advertising solutions which we provide together with Phoenix TV to certain Phoenix TV advertising customers, China Mobile and our investees for online advertising services. We also record these revenues as net advertising revenues earned from related parties. Our net advertising revenues earned from related parties accounted for 5.8%, 8.0% and 5.0% of our net advertising revenues in 2015, 2016 and 2017, respectively.

Paid services. Our paid services revenues contributed 23.8%, 14.7% and 14.1% of our total revenues in 2015, 2016 and 2017, respectively. The following table sets forth our paid services offerings and their respective contributions to our paid services revenues and total revenues in 2015, 2016 and 2017, respectively.

	For the Years Ended December 31,
	% of Paid Services Revenues			% of Total Revenues
Paid Services Offerings	2015	2016	2017	2015	2016	2017
Digital entertainment (1)	80.7	74.6	81.2	19.2	11.0	11.5
Games and others (2)	19.3	25.4	18.8	4.6	3.7	2.6

Notes:

(1)                  Prior to 2016, our paid service revenues mainly comprised of the revenues generated from MVAS and games and others. Digital reading was previously classified under “games and others”. In order to align with our overall strategies, in 2016, digital reading was re-classified from “Games and others”, and digital reading together with MVAS was determined as “Digital entertainment”. Accordingly, the percentage of paid services revenues and the percentage of total revenues in 2015 have been revised to conform to those of 2016 and 2017.

(2)                  Games and others include web-based games, online digital reading, content sales, and other online and mobile paid services through our own platforms. As mentioned in note (1) above, the percentage of paid services revenues and the percentage of total revenues in 2015 have been revised to conform to those of 2016 and 2017.

These revenues were recorded either on gross or net basis depending on the nature of the services that we provided to the customers.

Our paid services revenues generated from China Mobile, a related party, accounted for 71.5%, 57.7% and 62.6% of our paid services revenues in 2015, 2016 and 2017, respectively. We generated paid services revenues of RMB262.7 million, RMB105.4 million and RMB126.7 million (US$19.5 million) from providing services to customers of China Mobile and collecting fees through arrangements with China Mobile in 2015, 2016 and 2017, respectively. The increase in paid services revenues with China Mobile was primarily due to an increase in the MVAS revenues related to certain short-term new business. We derived paid services revenues of RMB10.8 million, RMB17.3 million and RMB12.0 million (US$1.8 million) for the years ended December 31, 2015, 2016 and 2017, respectively, from fixed fees from China Mobile for our mobile newspaper service.

Cost of Revenues

Our cost of revenues consists primarily of (1) revenue sharing fees, including service fees retained by mobile operators, which are recognized as cost of revenues for revenues recorded on gross basis, and revenue sharing fees paid to our channel and content partners, (2) content and operational costs, including personnel-related cost associated with content production and certain advertisement sales support personnel, content procurement costs to third-party professional media companies and to Phoenix TV Group, direct costs related to in-house content production, channel testing costs, rental cost, depreciation and amortization and other miscellaneous costs, (3) bandwidth costs and (4) sales taxes and surcharges, including value added tax, or VAT, and other surcharges. The following table sets forth the components of our cost of revenues by amount and by percentage of total revenues for the years indicated.

	For the Years Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Cost of revenues:
Revenue sharing fees	216,972	13.5	72,027	5.0	72,613	11,160	4.6
Content and operational costs	406,741	25.3	470,813	32.6	466,379	71,681	29.6
Bandwidth costs	83,171	5.2	64,200	4.4	55,050	8,461	3.5
Sales taxes and surcharges	122,502	7.6	119,767	8.3	133,155	20,466	8.5
Total cost of revenues	829,386	51.5	726,807	50.3	727,197	111,768	46.2

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

Sales Taxes and Surcharges. On May 1, 2016, the transition from the imposition of Business Tax to the imposition of VAT was expanded to all industries in China, and all of our revenues have been subject to VAT since that date. We are also subject to a cultural development fee on the provision of advertising services in the PRC and the applicable tax rate is 3% of the net advertising revenues.

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

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and technology and product development expenses, and include allocations of expenses from Phoenix TV. Share-based compensation is included in our operating expenses as they are incurred. The decrease in operating expenses from 2015 to 2016 was primarily attributable to a decrease in share-based compensation expenses, which was partially offset by an increase in expenses associated with traffic acquisition. The increase in operating expenses from 2016 to 2017 was primarily attributable to increased traffic acquisition expenses and share-based compensation expenses.

The following table sets forth our operating expenses, divided into their major categories, by amount and by percentage of total revenues for the years indicated.

	For the Years Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Operating expenses:
Sales and marketing expenses	346,133	21.5	339,171	23.5	493,664	75,875	31.3
General and administrative expenses	183,989	11.4	181,677	12.6	146,923	22,582	9.3
Technology and product development expenses	170,714	10.6	161,880	11.2	192,325	29,560	12.2
Total operating expenses	700,836	43.6	682,728	47.3	832,912	128,017	52.8

Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of sales and marketing personnel-related expenses, including sales commissions, advertising and promotion expenses including traffic acquisition expenses, rental expenses, and depreciation and amortization expenses.

General and Administrative Expenses. Our general and administrative expenses primarily consist of personnel-related expenses for management and administrative staff, professional service expenses, bad debt provision, rental expenses, and depreciation and amortization expenses.

Technology and Product Development Expenses. Our technology and product development expenses mainly consist of personnel-related expenses associated with the development and maintenance of, and enhancement to our PC websites, mobile applications and mobile websites, expenses associated with new technology and product development and enhancement, rental expenses, and depreciation and amortization expenses.

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

Related Party Transactions

In 2015, 2016 and 2017, we have entered into transactions with our related parties Phoenix TV and China Mobile that impact our net advertising revenues, paid services revenues, cost of revenues, sales and marketing expenses and general and administrative expenses. In 2015, 2016 and 2017, we also have entered into transactions with our certain investees. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” The following table sets forth the significant transactions with our related parties.

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(In thousands)
Transactions with the non-US listed part of Phoenix TV Group :
Content provided by Phoenix TV Group	(4,730)	(7,447)	(12,090)	(1,858)
Data line services provided by Phoenix TV Group	(180)	—	—	—
Advertising and promotion expenses charged by Phoenix TV Group	(1,788)	(1,277)	(23)	(4)
Corporate administrative expenses charged by Phoenix TV Group	(1,812)	(260)	(6,245)	(960)
Project cost charged by Phoenix TV Group	(55)	—	(1,217)	(187)
Revenues earned from Phoenix TV Group	16,510	10,356	9,454	1,453
Transactions with China Mobile:
Advertising revenues earned from China Mobile	35,787	31,956	33,491	5,147
Paid services revenues earned from and through China Mobile	273,510	122,672	138,712	21,320
Revenue sharing fees and bandwidth cost charged by China Mobile	(44,359)	(20,941)	(43,604)	(6,702)
Transactions with Investees :
Loans provided to FM	8,000	—	—	—
Advances provided to/(repaid by) FM	71	(102)	—	—
Loans repaid by FM	—	(7,056)	—	—
Revenues earned through FM	—	—	855	131
Advertising revenues earned from Tianbo	4,384	13,482	13,869	2,132
Advances provided to/(repaid by) Tianbo	1,177	(1,177)	29	4
Advertising revenues earned from Lilita	14,414	42,619	10,000	1,537
Brand license authorization revenues earned from Lilita	3,155	172	161	25
Advertising resources provided by Tianbo	(39)	(670)	—	—
Advances provided to Fenghuang Jingcai	409	19	—	—
Loans provided to Particle and related interest income including the effect of foreign exchange	—	50,337	87,514	13,451
Loans repaid by Particle	—	—	(48,747)	(7,492)
Issuance of convertible loans to Particle and related interest income including the effect of foreign exchange	—	248,249	(1,799)	(277)
Corporate administrative expenses charged by Particle	—	—	(725)	(111)
Sales of assets to Particle at carrying value	—	—	4,740	729
Revenue sharing fees charged by investees	—	—	(111)	(17)

Other Income, net

Our other income, net reflects government subsidies, interest income, interest expense, foreign currency exchange gain or loss, income/ (loss) from equity investments, including impairment, and others, net.

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

Each of our PRC subsidiaries and our affiliated consolidated entities are obligated to pay income tax in the PRC. The CIT Law generally applies an income tax rate of 25% to all enterprises, but grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) and Software Enterprises. Under these preferential tax treatments, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years and Software Enterprises are entitled to an income tax exemption for two years beginning from its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years.

Fenghuang On-line had been qualified as an HNTE in November 2014 and August 2017, respectively, and was entitled to a preferential tax rate of 15%. Therefore, Fenghuang On-line was subject to a 15% income tax rate for the years from 2015 to 2017 and would be subject to a 15% income tax rate from 2018 to 2019.

Tianying Jiuzhou resubmitted applications for qualification and was approved as an HNTE in 2014 and 2017, respectively, and therefore, Tianying Jiuzhou was subject to a 15% income tax rate from 2015 to 2017 and would be subject to a 15% income tax rate from 2018 to 2019.

In 2012, Fenghuang Yutian was qualified as a Software Enterprise. As 2013 was the first year Fenghuang Yutian generated taxable profit, it was exempted from income taxes for the years 2013 and 2014, and was subject to a 12.5% income tax rate from 2015 to 2017. In 2017, Fenghuang Yutian had been qualified as an HNTE, and therefore, Fenghuang Yutian would be subject to a 15% income tax rate from 2018 to 2019.

In 2016, Fenghuang Borui was qualified as a Software Enterprise. As 2016 was the first year Fenghuang Borui generated taxable profit, it was exempted from income taxes for the years 2016 and 2017, and would be subject to a 12.5% income tax rate from 2018 to 2020.

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

On May 1, 2016, the transition from the imposition of Business Tax to the imposition of VAT was expanded to all industries in China, and all of our revenues have been subject to VAT since that date. We are also subject to a cultural development fee on the provision of advertising services in China. The applicable tax rate is 3% of the net advertising revenues. For more information about risks related to potential changes in the taxes applicable to us, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — The discontinuation of any of the preferential tax treatments available to us in China could materially and adversely affect our operating results and financial condition.”

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

	For the Years Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except for percentages)
Consolidated Statements of Comprehensive Income Data
Revenues:
Net advertising revenues	1,226,516	76.2	1,232,210	85.3	1,353,480	208,026	85.9
Paid services revenues	382,680	23.8	212,697	14.7	221,612	34,061	14.1
Total revenues	1,609,196	100.0	1,444,907	100	1,575,092	242,087	100.0
Cost of revenues (1)	(829,386)	(51.5)	(726,807)	(50.3)	(727,197)	(111,768)	(46.2)
Gross profit	779,810	48.5	718,100	49.7	847,895	130,319	53.8
Operating expenses (1) :
Sales and marketing expenses	(346,133)	(21.5)	(339,171)	(23.5)	(493,664)	(75,875)	(31.3)
General and administrative expenses	(183,989)	(11.4)	(181,677)	(12.6)	(146,923)	(22,582)	(9.3)
Technology and product development expenses	(170,714)	(10.6)	(161,880)	(11.2)	(192,325)	(29,560)	(12.2)
Total operating expenses	(700,836)	(43.6)	(682,728)	(47.3)	(832,912)	(128,017)	(52.8)
Income from operations	78,974	4.9	35,372	2.4	14,983	2,302	1.0
Other income, net	18,928	1.2	56,937	3.9	34,224	5,261	2.2
Income before tax	97,902	6.1	92,309	6.4	49,207	7,563	3.2
Income tax expense	(25,517)	(1.6)	(14,089)	(1.0)	(14,783)	(2,272)	(0.9)
Net income	72,385	4.5	78,220	5.4	34,424	5,291	2.3
Net loss attributable to noncontrolling interests	1,199	0.1	2,391	0.2	3,048	468	0.2
Net income attributable to Phoenix New Media Limited	73,584	4.6	80,611	5.6	37,472	5,759	2.5
Net income	72,385	4.5	78,220	5.4	34,424	5,291	2.3
Other comprehensive income, net of tax: fair value remeasurement for available-for-sale investments	15,869	1.0	247,336	17.1	321,538	49,419	20.4
Other comprehensive income/(loss), net of tax: foreign currency translation adjustment	22,813	1.4	27,669	1.9	(49,640)	(7,630)	(3.2)
Comprehensive income	111,067	6.9	353,225	24.4	306,322	47,080	19.5
Comprehensive loss attributable to noncontrolling interests	1,199	0.1	2,391	0.2	3,048	468	0.2
Comprehensive income attributable to Phoenix New Media Limited	112,266	7.0	355,616	24.6	309,370	47,548	19.7

	For the Years Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except for percentages)
Non-GAAP gross profit (2)	786,145	48.9	713,733	49.4	852,912	131,090	54.1
Non-GAAP income from operations (2)	113,328	7.0	37,262	2.6	35,835	5,506	2.3
Non-GAAP adjusted net income attributable to Phoenix New Media Limited (3)	145,156	9.0	84,277	5.8	52,028	7,995	3.3

Notes:

(1)     Includes share-based compensation as follows:

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(In thousands)
Allocation of share-based compensation:
Cost of revenues	6,335	(4,367)	5,017	771
Sales and marketing expenses	3,043	(2,842)	1,877	288
General and administrative expenses	21,836	11,025	10,796	1,659
Technology and product development expenses	3,140	(1,926)	3,162	486
Total share-based compensation included in cost of revenues and operating expenses	34,354	1,890	20,852	3,204

(2)   Non-GAAP gross profit and non-GAAP income from operations are both non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP income from operations is income from operations excluding share-based compensation.

(3)   We define non-GAAP adjusted net income attributable to Phoenix New Media Limited as net income attributable to Phoenix New Media Limited excluding share-based compensation, income or loss from equity investments, including impairments, and gain on disposal of subsidiaries and acquisition of equity investments.

We believe the separate analysis and exclusion of the following non-GAAP to GAAP reconciling items add clarity to the constituent parts of our performances. We review non-GAAP gross profit, non-GAAP income from operations and non-GAAP adjusted net income attributable to Phoenix New Media Limited together with gross profit, income from operations and net income attributable to Phoenix New Media Limited to obtain a better understanding of our operating performance. We use these non-GAAP financial measures for planning and forecasting and measuring results against the forecast. Using these non-GAAP financial measures to evaluate our business allows us and our investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our investors. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of items like share-based compensation, income or loss from equity investments, including impairments, which have been and will continue to be significant recurring items, and without the effect of gain on disposal of subsidiaries and acquisition of equity investments, and gain on disposal of an equity investment and acquisition of available-for-sale investments, which have been significant and one-time items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact our gross profit, income from operations and net income attributable to Phoenix New Media Limited for the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from or as an alternative to the financial measures prepared in accordance with U.S. GAAP.

Non-GAAP to GAAP reconciling items have no income tax effect.

Our non-GAAP gross profit, non-GAAP income from operations and non-GAAP adjusted net income attributable to Phoenix New Media Limited are calculated as follows for the years presented:

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(In thousands)
Gross Profit	779,810	718,100	847,895	130,319
Excluding:
Share-based compensation	6,335	(4,367)	5,017	771
Non-GAAP gross profit	786,145	713,733	852,912	131,090

Income from operations	78,974	35,372	14,983	2,302
Excluding:
Share-based compensation	34,354	1,890	20,852	3,204
Non-GAAP income from operations	113,328	37,262	35,835	5,506

Net income attributable to Phoenix New Media Limited	73,584	80,611	37,472	5,759
Excluding:
Share-based compensation	34,354	1,890	20,852	3,204
Loss /(income) from equity investments including impairments	41,861	1,776	(6,296)	(968)
Gain on disposal of an equity investment and acquisition of available-for-sale investments	(4,643)	—	—	—
Non-GAAP adjusted net income attributable to Phoenix New Media Limited	145,156	84,277	52,028	7,995

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues. Our total revenues increased by 9.0% from RMB1.4 billion in 2016 to RMB1.6 billion (US$242.1 million) in 2017. Net advertising revenues (net of advertising agency service fees) increased by 9.8% from RMB1.2 billion in 2016 to RMB1.4 billion (US$208.0 million), primarily due to the 46.5% year-over-year growth in mobile advertising revenues, which was partially offset by the decrease in PC advertising revenues. Paid service revenues increased by 4.2% from RMB212.7 million in 2016 to RMB221.6 million (US$34.1 million) in 2017, which was primarily due to the 51.3% year-over-year increase in digital reading revenues, and partially offset by the decrease in games and others revenues.

Cost of Revenues. Our cost of revenues for the years ended December 31, 2016 and 2017 were RMB726.8 million and RMB727.2 million (US$111.8 million), respectively. Cost of revenues as a percentage of our revenues decreased from 50.3% in 2016 to 46.2% in 2017.

•                  Revenue sharing fees. Our revenue sharing fees for the years ended December 31, 2016 and 2017 were RMB72.0 million and RMB72.6 million (US$11.2 million), respectively.

•                  Content and operational costs. Our content and operational costs for the years ended December 31, 2016 and 2017 were RMB470.8 million and RMB466.4 million (US$71.7 million), respectively.

•                  Bandwidth costs. Our bandwidth costs decreased by 14.3% from RMB64.2 million in 2016 to RMB55.1 million (US$8.5 million) in 2017 primarily due to a decline in the unit purchasing price of bandwidth costs.

•                  Sales taxes and surcharges. Our sales taxes and surcharges increased by 11.2% from RMB119.8 million in 2016 to RMB133.2 million (US$20.5 million) in 2017. This increase was primarily due to a year-over-year increase in revenues.

•                  Share-based compensation. Our share-based compensation allocated to cost of revenues as part of content and operational costs above, increased from negative RMB4.4 million in 2016 to RMB5.0 million (US$0.8 million) in 2017. The negative amount of 2016 was mainly due to the reversal of share-based compensation caused by the increase in estimated forfeiture rate of share-based awards based on the actual forfeiture rate in the year.

As a result of the foregoing, our gross profit increased by 18.1% from RMB718.1 million in 2016 to RMB847.9 million (US$130.3 million) in 2017. Our gross margin increased from 49.7% in 2016 to 53.8% in 2017 mainly due to the increase of revenues and the decrease of cost of revenues as explained above.

Operating Expenses. Our operating expenses increased by 22.0% from RMB682.7 million in 2016 to RMB832.9 million (US$128.0 million) in 2017, primarily due to the increase in traffic acquisition expenses. Our operating expenses as a percentage of revenues increased from 47.3% in 2016 to 52.8% in 2017.

•                  Sales and marketing expenses. Our sales and marketing expenses increased by 45.5% from RMB339.2 million in 2016 to RMB493.7 million (US$75.9 million) in 2017. This increase was mainly due to the increase in traffic acquisition expenses.

•                  General and administrative expenses. Our general and administrative expenses decreased by 19.1% from RMB181.7 million in 2016 to RMB146.9 million (US$22.6 million) in 2017. This decrease was mainly due to a year-over-year decrease in bad debt provision expense of RMB41.6 million (US$6.4 million), primarily caused by the negative RMB9.1 million (US$1.4 million) of bad debt provision expense recognized in 2017 resulting from the subsequent collection of previously fully-reserved receivables of RMB25.4 million (US$3.9 million) in 2017 and the one-off specific bad debt provision expense of RMB23.8 million recognized in 2016.

•                  Technology and product development expenses. Our technology and product development expenses increased by 18.8% from RMB161.9 million in 2016 to RMB192.3 million (US$29.6 million) in 2017. This increase was primarily due to an increase in staff cost.

•                  Share-based compensation. Our share-based compensation allocated to each of the three categories of operating expenses increased by 153.0% from RMB6.3 million in 2016 to RMB15.8 million (US$2.4 million) in 2017. This increase was mainly due to the share-based awards newly granted in 2017 and our option exchange program implemented in the fourth quarter of 2016 while there was a reversal of share-based compensation in 2016 caused by the increase of estimated forfeiture rate of share-based awards based on the actual forfeiture rate in the year.

Related Party Transactions

•                  Our net advertising revenues from related parties decreased by 31.5% from RMB98.4 million in 2016 to RMB67.4 million (US$10.4 million) in 2017, which was primarily attributable to the decrease in advertising revenues earned from Phoenix TV Group and its customers.

•                  Our paid service revenues from related parties increased by 13.3% from RMB122.8 million in 2017 to RMB139.1 million (US$21.4 million) in 2017, which was primarily attributable to the increase in paid services revenues generated from China Mobile.

•                  Our cost of revenues due to transactions with related parties increased by 96.6% from RMB29.1 million in 2016 to RMB57.1 million (US$8.8 million) in 2017, which was primarily due to the increase in revenues sharing and bandwidth cost with China Mobile.

•                  Our operating expenses due to transactions with related parties increased by 354.8% from RMB1.5 million in 2016 to RMB7.0 million (US$1.1 million) in 2017, which was mainly attributable to an increase in trademark license fee charged by Phoenix TV Group.

Other Income, Net. Our other income, net decreased by 39.9% from RMB56.9 million in 2016 to RMB34.2 million (US$5.3 million) in 2017. The decrease in other income, net in 2017 was mainly due to the foreign currency exchange loss caused by the appreciation of Renminbi against US dollars.

Income Tax Expense. Our income tax expense increased by 4.9% from RMB14.1 million in 2016 to RMB14.8 million (US$2.3 million) in 2017. Our effective tax rate decreased from 15.9% in 2016 to 14.1% in 2017. The decrease in effective tax rate was mainly due to a lesser increase in valuation allowance in 2017 as compared to that of 2016.

Net Income Attributable to Phoenix New Media Limited. As a result of the foregoing, net income attributable to our company decreased by 53.5% from RMB80.6 million in 2016 to RMB37.5 million (US$5.8 million) in 2017.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenues. Our revenues for the years ended December 31, 2015 and 2016 were RMB1.6 billion and RMB1.4 billion, respectively. Paid services revenues decreased by 44.4% from RMB382.7 million in 2015 to RMB212.7 million in 2016. This decrease was mainly due to the decrease in revenues generated from MVAS with telecom operators resulted from the decline in users’ demand for services provided through telecom operators in China, which was consistent with our expectations given the shrinking demand for such services in general.

Cost of Revenues. Our cost of revenues decreased by 12.4% from RMB829.4 million in 2015 to RMB726.8 million in 2016. Cost of revenues as a percentage of our revenues decreased from 51.5% in 2015 to 50.3% in 2016.

•                  Revenue sharing fees. Our revenue sharing fees decreased by 66.8% from RMB217.0 million in 2015 to RMB72.0 million in 2016 primarily due to the decrease in sales of MVAS.

•                  Content and operational costs. Our content and operational costs increased by 15.8% from RMB406.7 million in 2015 to RMB470.8 million in 2016 primarily due to an increase in personnel-related cost and advertisement-related content production costs. Personnel-related cost increased mainly due to a general increase in salary.

•                  Bandwidth costs. Our bandwidth costs decreased by 22.8% from RMB83.2 million in 2015 to RMB64.2 million in 2016 primarily due to a decline in the unit purchasing price of bandwidth costs.

•                  Sales taxes and surcharges. Our sales taxes and surcharges for the years ended December 31, 2015 and 2016 were RMB122.5 million and RMB119.8 million, respectively, decreased in line with the year-over-year decreases in revenues.

•                  Share-based compensation. Our share-based compensation allocated to cost of revenues as part of content and operational costs above, decreased from RMB6.3 million in 2015 to negative RMB4.4 million in 2016. This decrease was mainly due to the increase of the estimated forfeiture rate of share-based awards in 2016, which was partially offset by our option exchange program implemented in the fourth quarter of 2016.

As a result of the foregoing, our gross profit decreased by 7.9% from RMB779.8 million in 2015 to RMB718.1 million in 2016. Our gross margin increased from 48.5% in 2015 to 49.7% in 2016 mainly due to the reduction of sales from low gross margin products in paid services.

Operating Expenses. Our operating expenses decreased by 2.6% from RMB700.8 million in 2015 to RMB682.7 million in 2016, primarily due to a decrease in share-based compensation, which was partially offset by an increase in expenses associated with traffic acquisition. Our operating expenses as a percentage of revenues increased from 43.6% in 2015 to 47.3% in 2016.

•                  Sales and marketing expenses. Our sales and marketing expenses decreased by 2.0% from RMB346.1 million in 2015 to RMB339.2 million in 2016. This decrease was mainly due to a decrease in staff costs, general operating expense and promotion fees, which was partially offset by an increase in traffic acquisition expenses.

•                  General and administrative expenses. Our general and administrative expenses decreased by 1.3% from RMB184.0 million in 2015 to RMB181.7 million in 2016. This decrease was mainly due to a decrease in share-based compensation which was offset by an increase in staff cost and other general operating cost.

•                  Technology and product development expenses. Our technology and product development expenses decreased by 5.2% from RMB170.7 million in 2015 to RMB161.9 million in 2016. This decrease was primarily due to a decrease in share-based compensation and technical service cost which was offset by an increase in staff cost.

•                  Share-based compensation. Our share-based compensation allocated to each of the three categories of operating expenses decreased by 77.7% from RMB28.0 million in 2015 to RMB6.3 million in 2016. This decrease was mainly due to the increase of the estimated forfeiture rates of share-based awards based on the actual forfeiture rates in 2016.

Related Party Transactions

•                  Our net advertising revenues from related parties increased by 38.5% from RMB71.0 million in 2015 to RMB98.4 million in 2016, which was primarily attributable to advertising revenues earned from Phoenix TV Group and its customers, China Mobile and our investees.

•                  Our paid services revenues from related parties decreased by 55.6% from RMB276.7 million in 2015 to RMB122.8 million in 2016, which was primarily attributable to the decrease in paid services revenues generated from China Mobile resulted from the decline in users’ demand for services provided through telecom operators in China, which was consistent with our expectations given the shrinking demand for such services in general.

•                  Our cost of revenues due to transactions with related parties decreased by 41.1% from RMB49.4 million in 2015 to RMB29.1 million in 2016, which was primarily due to the decrease in revenues sharing and bandwidth cost with China Mobile.

•                  Our operating expenses due to transactions with related parties decreased by 57.3% from RMB3.6 million in 2015 to RMB1.5 million in 2016, which was attributable to a decrease expense incurred by Phoenix TV Group on our behalf.

Other Income, Net. Our other income, net increased by 200.8 % from RMB18.9 million in 2015 to RMB56.9 million in 2016. The increase in other income, net was mainly due to the loss from equity investments including impairments recognized in 2015.

Income Tax Expense. Our income tax expense decreased by 44.8 % from RMB25.5 million in 2015 to RMB14.1 million in 2016. Our effective tax rate decreased from 16.0% in 2015 to 15.9% in 2016. The decrease in effective tax rate was mainly due to the effect of changes to certain preferential tax benefits, for example, the income tax rate for Fenghuang Borui changed from 25.0% in 2015 to 0% in 2016.

Net Income Attributable to Phoenix New Media Limited. As a result of the foregoing, net income attributable to our company increased by 9.5% from RMB73.6 million in 2015 to RMB80.6 million in 2016.

B.                                                                                                                                    Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years indicated:

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	220,812	203,686	172,980	26,588
Net cash used in investing activities	(1,131,868)	(313,547)	(6,390)	(983)
Net cash provided by/(used in) financing activities	64,366	217,148	(16,234)	(2,495)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(3,488)	14,340	(8,090)	(1,243)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(850,178)	121,627	142,266	21,867
Cash, cash equivalents and restricted cash at the beginning of the year	1,285,847	435,669	557,296	85,654
Cash, cash equivalents and restricted cash at the end of the year	435,669	557,296	699,562	107,521

As of December 31, 2017, we had RMB362.9 million (US$55.8 million) in cash and cash equivalents and RMB336.7 million (US$51.8 million) in restricted cash. Our cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less. Our restricted cash represents guarantee of banking facility which is restricted to withdrawal or usage. We have not encountered any difficulties in meeting our cash obligations to date. As of December 31, 2017, we also had RMB737.7 million (US$113.4 million) in term deposits and short term investments with maturities up to one year. We believe that our operating cash flows, existing cash balances and term deposits and short term investments will be sufficient to meet our anticipated cash needs for the next twelve months from April 26, 2018.

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

Any earnings that our PRC subsidiaries distribute would be paid to our offshore intermediate holding company primarily through dividends. To date, our PRC subsidiaries have not paid dividends to us. As a holding company, we have not required cash for our operations outside of China and therefore our PRC subsidiaries have retained their earnings for the purpose of conducting our business operations in China. As of December 31, 2015, 2016 and 2017, our PRC subsidiaries’ retained earnings were RMB799.8 million, RMB898.7 million and RMB993.1 million (US$152.6 million), respectively, and our PRC subsidiaries’ cash and cash equivalents were RMB103.3 million, RMB58.5 million and RMB117.6 million (US$18.1 million), respectively.

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

Operating Activities

In 2017, our operating activities generated net cash of RMB173.0 million (US$26.6 million). This was primarily due to (i) net income of RMB34.4 million, (ii) non-cash adjustments which primarily included depreciation and amortization expenses of RMB35.6 million, foreign currency exchange loss of RMB23.6 million, and share-based compensation of RMB20.9 million, (iii) an increase in accrued expenses and other current liabilities of RMB62.0 million, (iv) an increase in advances from customers of RMB37.4 million, and (v) an increase in tax payable of RMB16.6 million. These items were partially offset by (i) an increase in accounts receivable of RMB44.6 million mainly attributable to the increase of advertising revenues, and (ii) an increase in amounts due from related parties of RMB23.0 million mainly attributable to increase in the loans granted to Particle in 2017.

In 2016, our operating activities generated net cash of RMB203.7 million. This was primarily due to (i) net income of RMB78.2 million, (ii) non-cash adjustments which primarily included depreciation and amortization expenses of RMB42.0 million and provision for allowance for doubtful accounts of RMB48.2 million, (iii) a decrease in accounts receivable of RMB55.3 million primarily due to the accelerated collection of accounts receivables from customers, (iv) an increase in accrued expenses and other current liabilities of RMB30.2 million and (v) an increase in advances from customers of RMB12.6 million. These items were partially offset by (i) a decrease in accounts payable of RMB31.5 million mainly attributable to the payment of our revenue sharing fees, (ii) an increase in prepayments and other current assets of RMB18.5 million, (iii) an increase in deferred income tax of RMB18.3 million, (iv) a decrease in tax payable of RMB17.5 million, and (v) foreign currency exchange gain of RMB9.6 million.

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

Investing Activities

We had net cash used in investing activities of RMB6.4 million (US$1.0 million) for 2017. This was primarily due to (i) placement of term deposits and short term investments of RMB2.8 billion, (ii) loan provided to Particle of RMB74.0 million, and (iii) capital expenditures of RMB27.8 million as described in “—Capital Expenditures”, partially offset by the maturity of term deposits and short term investments of RMB2.8 billion and loan repaid by a related party of RMB53.1 million.

We had net cash used in investing activities of RMB313.5 million for 2016. This was primarily due to (i) placement of term deposits and short term investments of RMB3.2 billion, (ii) loans provided to Particle of RMB45.9 million and issuance of convertible loans to Particle of RMB228.3 million, and (iii) capital expenditures of RMB29.3 million as described in “—Capital Expenditures”, partially offset by the maturity of term deposits and short term investments of RMB3.2 billion.

We had net cash used in investing activities of RMB1.1 billion for 2015. This was primarily due to (i) placement of term deposits and short term investments of RMB3.3 billion, (ii) cash paid for available-for-sale investments in Particle of RMB352.0 million, and (iii) capital expenditures of RMB43.5 million, partially offset by the maturity of term deposits and short term investments of RMB2.6 billion.

Financing Activities

We had net cash used in financing activities of RMB16.2 million (US$2.5 million) for 2017, mainly attributable to the repayment of short-term bank loans of RMB357.1 million, partially offset by proceeds from short-term bank loans of RMB328.5 million and proceeds from exercise of stock option of RMB12.4 million.

We had net cash provided by financing activities of RMB217.1 million for 2016, mainly attributable to proceeds from short-term bank loans of RMB214.7 million and proceeds from exercise of stock option of RMB2.4 million.

We had net cash provided by financing activities of RMB64.4 million for 2015, mainly attributable to proceeds from short-term loans of RMB123.6 million and proceeds from exercise of stock option of RMB6.9 million, offset by RMB66.4 million used in connection with the repurchase of our ADS.

Capital Expenditures

We had capital expenditures of RMB43.5 million, RMB29.3 million and RMB27.8 million (US$4.3 million) in 2015, 2016 and 2017, respectively. The capital expenditures were mainly attributable to purchasing servers and network equipment. We expect capital expenditures to increase to approximately RMB63.5 million in 2018. We plan to fund our capital expenditures in 2018 with cash flows from our operations and cash and. cash equivalents.

Recently Issued Accounting Standards

Revenue from Contracts with Customers. In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). This guidance supersedes current guidance on revenue recognition in Topic 605: Revenue Recognition. The new revenue standard is effective beginning on January 1, 2018, and early adoption is permitted. The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective approach), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective approach). We will adopt the new standard effective January 1, 2018, using the modified retrospective method. The cumulative effect of initially applying the guidance that will be recognized at the date of initial application is not expected to be material and the financial statements of prior periods will not be retrospectively adjusted. We have substantially completed the assessment and implementation work, and the main impact will be (1) the reclassification of sales taxes and surcharges from cost of revenues to a reduction of revenues, (2) revenues or expenses from some advertising barter transactions will be recognized beginning from January 1, 2018 in accordance with the new guidance, as the provision of Topic 605 exempting some advertising-for-advertising barter transactions, for which the fair value of the advertising services surrendered or received was not determinable,  from being reported at fair value has been superseded. If presented net of sales taxes and surcharges, revenues for the year ended December 31, 2017 would have been approximately 8.5% lower than currently presented. Total revenues from advertising-for-advertising barter transactions not recognized in 2017 were RMB2.4 million (US$0.4 million), which would be recognized as revenues and increase the amount of revenues under Topic 606 beginning from January 1, 2018.

Recognition and Measurement of Financial Assets and Financial Liabilities. On January 5, 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, which amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. This amendment requires all equity investments to be measured at fair value, with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We will apply the new standard beginning January 1, 2018 and recognize the changes in fair value for all equity investments other than those accounted for under equity method of accounting measured at fair value through net income/(loss). For investments in equity securities lacking of readily determinable fair values, we will elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes. We anticipate that the adoption of ASU 2016-01 will increase the volatility of our other income/(expense), net, as a result of the remeasurement of our equity securities upon the occurrence of observable price changes and impairments.

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

Statement of Cash Flows (Topic 230): Restricted Cash. In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, and interim period within those fiscal years and is applied retrospectively. We have early adopted this guidance retrospectively. Accordingly, the item “changes in restricted cash” previously included in investing activities in the consolidated statements of cash flows for the years ended December 31, 2015 and 2016 with an amount of RMB125.0 million and RMB229.6 million, respectively, had been removed from cash flows from investing activities and included in beginning and ending cash, cash equivalents and restricted cash balances retrospectively. The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the balance sheet that sum to the total of the same such amounts shown in the statement of cash flows.

	For the Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
	(In thousands)
Cash and cash equivalents	310,669	202,694	362,862	55,771
Restricted cash	125,000	354,602	336,700	51,750
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	435,669	557,296	699,562	107,521

Business Combinations (Topic 805): Clarifying the Definition of a Business. In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The standard should be applied prospectively on or after the effective date. We are currently evaluating the impact of adopting this standard prospectively upon any transactions of acquisitions or disposals of assets or businesses and do not expect this standard to have a material impact on our consolidated financial statements.

Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting. In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting. The amendments in this Update provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period. The guidance should be applied prospectively to an award modified on or after the adoption date. We are currently evaluating the impact of adopting this standard on our consolidated financial statements and do not expect this standard to have a material impact on our consolidated financial statements.

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

Product Development

See “Item 4. Information on the Company—B. Business Overview—Research and Development.”

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.                                                                                                                                    Trend Information

Please refer to “—A. Results of Operations” for a discussion of the most recent trends in our services, sales and marketing by the end of 2017. In addition, please refer to discussions included in such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales and operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

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

F.                                                                                                                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017.

	Payments Due by Period
	Total	2018	2019	2020	2021	2022 and Thereafter
	(RMB in thousands)
Rental	149,965	37,224	32,654	30,917	31,992	17,178
Bandwidth purchases	15,892	8,132	2,191	2,191	2,191	1,187
Cooperation with Phoenix TV Group	17,129	9,016	6,812	1,301	—	—
Content purchases	44,992	29,900	11,420	509	319	2,844
Property and equipment, and intangible assets	1,722	970	752	—	—	—
Others	7,444	5,469	1,850	125	—	—
Total	237,144	90,711	55,679	35,043	34,502	21,209

As a result of our adoption of Accounting Standard Codification 740 Income Taxes, we recorded uncertain tax positions of RMB24.7 million (US$3.8 million) as of December 31, 2017 and recognized it as long-term liabilities, as ASC 740 specifies that tax positions for which the timing of the ultimate resolution is uncertain should be recognized as long-term liabilities. At this time, we are unable to make a reasonable estimate on the timing of payments in individual years beyond 12 months due to uncertainties in the timing. As a result, this amount is not included in the table above.

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

ITEM 6.                                                                        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                                                                                                                    Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Keung Chui	67	Chairman of the Board of Directors
Shuang Liu	48	Director, Chief Executive Officer
Daguang He	61	Director
Ka Keung Yeung	59	Director
Betty Yip Ho	49	Director, Chief Financial Officer
Carson Wen	66	Independent Director
Jerry Juying Zhang	58	Independent Director
Xiaoyan Chi	39	Senior Vice President

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

Betty Yip Ho joined our company as Chief Financial Officer in October 2013 and has served as our director since November 2017. Ms. Ho has over 20 years of professional experience working for publicly listed companies, and in investment banking and private equity fields in multiple sectors including Internet, TMT, manufacturing and consumer retail. Before joining us, Ms. Ho served as Chief Financial Officer for Rock Mobile Corporations from 2011 to 2013, and Chief Financial Officer and executive director for A8 Digital Music Holdings Limited (HKEx: 800) from 2007 to 2011. From 2001 to 2007, she was the senior vice president at LJ International Inc. (NASDAQ: JADE) responsible for corporate finance, investor relations and mergers and acquisitions. In 1998, Ms. Ho cofounded the Strategic Capital Group, an e-commerce private equity firm. Prior to that, she held management positions in audit and direct investment with Arthur Andersen & Co and United Overseas Bank (UOB) Asia. Ms. Ho received her Bachelor degree of Commerce in Finance from the University of Toronto and is a Certified Public Accountant as well as member of the AICPA and HKICPA.

Carson Wen has served as an independent director of our company since May 2011. Mr. Wen was formerly a Partner and then an Of Counsel at Jones Day, and has more than 30 years of experience in business, corporate and securities law. Mr. Wen is also Chairman of BOA Financial Group, Bank of Asia (BVI) Limited and the Sancus Group of Companies. Mr. Wen is a Justice of the Peace of Hong Kong and was awarded the Bronze Bauhinia Star by the Hong Kong government for his contribution to economic ties between Hong Kong, the PRC and the rest of the world. He is a guest professor of the Law School of Sun Yat-Sen University (Zhongshan University) in Guangzhou, China, and sits on the board of numerous organizations, including the China Africa Business Council (Hong Kong), and the Pacific Basin Economic Council. He is a member of the Business Advisory Council of the United Nation Economic and Social Commission for Asia and the Pacific (UNESCAP) and the chairman of its Green Business Task Force. He was a deputy of the National People’s Congress of the PRC. Mr. Wen holds a B.A. and M.A. degree in Law from Oxford University, where he was a Younger Prizeman in law at Balliol College, and a B.A. in Economics from Columbia University. Mr. Wen currently serves as an independent director for Winox Limited (HKEx: 6838).

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

Xiaoyan Chi has served as our Senior Vice President since January 2018. Ms. Chi joined our company in 2009 as part of our team providing branded advertising and marketing solutions to advertisers. Prior to the promotion to the position of Senior Vice President, Ms. Chi served as Vice President in advertising since 2016. Ms. Chi has more than 16 years of experience in media marketing and management. She is the co-founder of China Internet Advertising Summit and Online Advertising Competition. She served as a final judgment committee member of Effie Awards of Greater China, visiting professor of Communication University of China, vice president of Digital Marketing Committee of China Advertising Association of Commerce and the special columnist of Digital Marketing Magazine. She has extensive experience in branded communications and advertisement sales. Ms. Chi received an EMBA and a master’s degree from Peking University and a bachelor’s degree from Beijing Technology and Business University.

B.                                                                                                                                    Compensation of Directors, Supervisors and Executive Directors

For the year ended December 31, 2017, we paid an aggregate of approximately US$1.5 million in cash to our executive officers and directors.

Share Incentive Plans

In June 2008, we adopted the 2008 share option plan, and in March 2011, we adopted the 2011 restricted share and restricted share unit plan, together, the share incentive plans, to attract and retain the best available personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business. The share incentive plans provide for the grant of options, restricted shares and restricted share units, collectively referred to as “awards.” We have already granted the full number of awards that were authorized under the 2011 restricted share and restricted share unit plan. In June and August 2012, June 2014 and October 2016, the shareholders of each of Phoenix TV and our company approved three refreshments of the total number of Class A ordinary shares, which may be issued upon exercise of all options to be granted under the 2008 share option plan (excluding awards previously granted, outstanding, cancelled, lapsed or exercised). As of March 31, 2018, a total of 15,244,026 Class A ordinary shares are available for grant of additional options under the 2008 share option plan.

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

We granted awards to our employees, directors and consultants under the share incentive plans in November 2008, July 2009, September 2009, January 2010, July 2010, March 2011, March 2013, May 2013, October 2013, December 2013, March 2014, June 2014, July 2014, October 2014, July 2015, October 2016, September 2017, November 2017 and January 2018.

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

As of March 31, 2018, options to purchase 36,516,603 Class A ordinary shares granted under the 2008 share option plan were outstanding. The table below sets forth the awards that we granted in 2017 to our directors and executive officers (including pursuant to the exchange program described above) and were outstanding as of March 31, 2018:

Name	Class A Ordinary Shares Underlying Outstanding Awards	Exercise Price or Purchase Price (US$/Share)	Date of Grant	Date of Expiration
Shuang Liu	6,800,000	US$0.4657, US$0.4823	May 23, 2013, October 21, 2016	May 22, 2023, July 10, 2024, July 15, 2025
Betty Yip Ho	*	US$0.4823	October 21, 2016	October 7, 2023, October 10, 2024
Xiaoyan Chi	*	US$0.0322, US$0.4657, US$0.4823, US$0.4734, US$0.4149	July 31, 2009, September 15,2009, May 23,2013, October 21,2016, October 17,2016, September 14,2017	July 30, 2019, September 14,2019, May 22,2023, July 10,2024, July 15,2025, October 16,2026, September 13,2027
Total	10,642,799

*  Less than 1% of our total outstanding Class A ordinary shares.

As of March 31, 2018, other employees and consultants in aggregate held awards entitling them to receive 29,775,050 Class A ordinary shares, with exercise prices ranging from US$0 to US$1.3100 per Class A ordinary share.

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

D.                                                                                                                                    Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E.                                                                                                                                    Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2018:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of each class of our ordinary shares.

The calculations in the tables below assume there are 261,403,976 Class A ordinary shares and 317,325,360 Class B ordinary shares, outstanding as of March 31, 2018. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this annual report on Form 20-F, including through the exercise of any option, the vesting of any contingently issuable share, restricted share, restricted share unit or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A Ordinary Shares Beneficially Owned
	Number	% (1)
Class A ordinary shares
Keung Chui	—	—
Shuang Liu (2)	15,855,500	6.07
Daguang He	—	—
Ka Keung Yeung	—	—
Carson Wen	—	—
Jerry Juying Zhang	—	—
Betty Yip Ho (3)	2,991,707	1.14
Xiaoyan Chi (4)	*	*
All Directors and Executive Officers as a Group (5)	19,330,707	7.39
Principal Shareholders:
International Value Advisers, LLC (6)	2,830,818	8.83

*                                                                                         Less than 1% of our total outstanding Class A ordinary shares.

(1)                                                                                 Percentages disclosed are with respect to Class A ordinary shares.

(2)                                                                                 Represents 15,855,500 Class A ordinary shares, including 8,170,000 Class A ordinary shares in the form of ADSs.

(3)                                                                                 Represents options to purchase Class A ordinary shares.

(4)                                                                                 Represents options to purchase Class A ordinary shares.

(5)                                                                                 Represents 19,330,707 Class A ordinary shares, including 8,170,000 Class A ordinary shares in the form of ADSs.

(6)                                                                                 Information is as of December 31, 2017, based on the Amendment No.3 to Schedule 13G filed on February 13, 2018 by International Value Advisers, LLC, and consists of 2,830,818 Class A ordinary shares in the form of 353,852 ADSs. The principal business office of International Value Advisers, LLC is 717 Fifth Avenue, 10th Floor, New York, NY 10022.

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

As of March 31, 2018, 260,547,720 Class A ordinary shares or 98.6% of our outstanding Class A ordinary shares in the form of ADSs are held by one record holder in the United States, JPMorgan Chase Bank, N.A. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

ITEM 7.                                                                                                                                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                                                                                                                    Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership”

B.                                                                                                                                    Related Party Transactions

We conduct business with related parties on arm’s length basis and generally follow market practice for similar transactions between unrelated parties to the extent possible. In accordance with our audit committee charter, all of our related party transactions described in this annual report have been reviewed and approved by our audit committee.

Phoenix TV, through its wholly owned subsidiary, is our controlling shareholder, with beneficial ownership and voting power of 54.8% and 61.2%, respectively, of our outstanding ordinary shares as of March 31, 2018. Phoenix TV has the power acting alone to approve any action requiring a vote of the majority of our ordinary shares.

Transactions Related to Our Corporate Structure

To comply with the applicable PRC laws, rules and regulations, we conduct our operations in China through contractual arrangements between our wholly owned PRC subsidiaries, Fenghuang On-line, Qieyiyou and our affiliated consolidated entities. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Affiliated Consolidated Entities.”

Agreements and Transactions with Phoenix TV and Certain of its Subsidiaries

Phoenix TV Cooperation Agreement and Phoenix TV Content License Agreements

Fenghuang On-line entered into a Content, Branding, Promotion and Technology Cooperation Agreement, or the Phoenix TV Cooperation Agreement, with Phoenix TV on November 24, 2009, certain terms of which were amended pursuant to a supplemental agreement entered into by the parties on March 28, 2011. Pursuant to the Phoenix TV Cooperation Agreement, Phoenix TV agreed to procure and procured its subsidiaries, Phoenix Satellite Television Company Limited and Phoenix Satellite Television Trademark Limited, respectively, to enter into content license agreements, or the Content License Agreements, and trademark license agreements, or the Old Trademark License Agreements, with Tianying Jiuzhou and Yifeng Lianhe. Fenghuang On-line agreed to provide Phoenix TV with our proprietary text, image, sound and video content. In addition, Fenghuang On-line and Phoenix TV agreed to promote one another’s brand and content on their respective new media and TV platforms. As compensation for the rights granted to Fenghuang On-line under the agreement, Fenghuang On-line is obligated to pay Phoenix TV an annual service fee in the amount of RMB1.6 million for the first year of the agreement, which incrementally increases by 25% for each subsequent year of the agreement. The annual service payment to Phoenix TV under the Phoenix TV Cooperation Agreement for 2016 before expiration of the agreement was RMB2.5 million. Fenghuang On-line must also pay to Phoenix TV 50% of the after-tax revenues Tianying Jiuzhou earns from sublicensing Phoenix TV’s video content to third parties. In the event that Phoenix TV’s indirect voting interest in Fenghuang On-line falls to 50% or below, Phoenix TV has the right to amend the annual service fee, provided that it may not be raised to more than 500% of the original annual service fee. If Phoenix TV’s beneficial ownership stake in us decreases to 35% or below, Phoenix TV has the right to immediately terminate or renegotiate the Phoenix TV Cooperation Agreement.

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

Program License Agreements

As the Phoenix TV Cooperation Agreement and Phoenix TV Content License Agreements expired in May 2016, Phoenix Satellite Television Company Limited, a wholly owned subsidiary of Phoenix TV, and each of Tianying Jiuzhou, Yifeng Lianhe, and Fengyu Network entered into a Program Resource License Agreements and a Program Text/Graphics Resource License Agreements, or the Program License Agreements, in May 2016. Under these agreements, Phoenix TV Group agreed to grant Tianying Jiuzhou, Yifeng Lianhe and Fengyu Network the license with priority over any third party to broadcast Phoenix TV Group’s copyrighted video content from three television channels of Phoenix TV Group on ifeng.com (our main Internet channel), i.ifeng.com (a mobile Internet channel of ours), and ifeng News, ifeng Video and ifeng VIP (three mobile applications of ours) in China concurrently with such content broadcasted on the three television channels of Phoenix TV Group, pursuant to the Program License Agreements; and Phoenix TV Group agreed to grant Tianying Jiuzhou, Yifeng Lianhe and Fengyu Network a non-exclusive license to use Phoenix TV Group’s copyrighted text and graphics on the same Internet and mobile channels for which Phoenix TV Group’s copyrighted video content license, above, was granted. The fees payable to Phoenix TV Group by us for all content licenses described above will be RMB10.0 million for the first year of the agreements, which will incrementally increase by 15% for each subsequent year of the agreement. Unlike the previous agreements, the Program License Agreements do not grant us the right to sublicense Phoenix TV Group’s copyrighted content to third parties. While we are in the process of negotiating with Phoenix TV Group to potentially re-acquire such right of sublicense, we cannot assure you that we will be able to re-acquire such right at reasonable costs or at all.

Each of the Program License Agreements has an initial term of three years and will expire on May 26, 2019 and may be renewed on an annual basis thereafter upon agreement of both parties. Each of the parties to the Program License Agreements has the right to terminate the Program License Agreements before their expiration date by 6-month prior written notice to the other party. In addition, each of the Program License Agreements can be terminated earlier (i) by the non-breaching party in the event of a breach and if the breach is not cured within ten business days after receipt of notice of breach from the non-breaching party, (ii) in the event of bankruptcy or the cessation of business operations of either party, or a change in the shareholder or equity structure of Tianying Jiuzhou, Yifeng Lianhe or Fengyu Network, other than in connection with the contractual arrangements, (iii) by Phoenix Satellite Television Company Limited in the event that our shareholders or ownership structure change so that the shares held by Phoenix TV Group account for 50% or less of our actual total issued shares, or in the event that we lose control of Tianying Jiuzhou, Yifeng Lianhe or Fengyu Network; or if Tianying Jiuzhou, Yifeng Lianhe or Fengyu Network, as applicable, ceases business operation; (iv) if either party’s performance of its obligations is held unlawful under PRC law; or (v) if an event occurs that adversely affects the performance by either party of its obligations and upon written notice by the unaffected party.

Phoenix TV Trademark License Agreements

Pursuant to the Phoenix TV Cooperation Agreement, Tianying Jiuzhou and Yifeng Lianhe each entered into the Old Trademark License Agreement with Phoenix Satellite Television Trademark Limited on November 24, 2009. Pursuant to the Old Trademark License Agreements, Phoenix Satellite Television Trademark Limited granted Tianying Jiuzhou and Yifeng Lianhe non-exclusive rights to use certain of its logos for the purpose of conducting Tianying Jiuzhou’s and Yifeng Lianhe’s respective businesses. Tianying Jiuzhou may sub-license such trademarks to China Mobile, pursuant to the China Mobile Cooperation Agreement, as described below. Tianying Jiuzhou is obligated to pay Phoenix Satellite Television Trademark Limited an annual license fee of US$7,000, while Yifeng Lianhe is obligated to pay Phoenix Satellite Television Trademark Limited an annual license fee of US$3,000, under the respective Old Trademark License Agreement. Phoenix Satellite Television Trademark Limited may in its discretion waive such license fees.

On December 8, 2017, Tianying Jiuzhou and Yifeng Lianhe each entered into a new trademark license agreement, or the New Trademark License Agreements, with Phoenix Satellite Television Trademark Limited to replace the Old Trademark License Agreements. Under the New Trademark License Agreements, Phoenix Satellite Television Holdings Limited agreed to continue to license to Tianying Jiuzhou and Yifeng Lianhe certain trademarks containing the double-phoenix logo and the Chinese or English words of “Phoenix New Media” or “ifeng” for an initial term of three years, while Tianying Jiuzhou and Yifeng Lianhe are not allowed to use the double-phoenix logo on a stand-alone basis. Tianying Jiuzhou and Yifeng Lianhe are also granted a one-year license to continue to use the current marks of our two mobile applications which contain the Chinese words of “Phoenix News” and “Phoenix Video” which will be automatically renewed upon its expiration unless Phoenix TV raises any objection. The annual license fee payable to Phoenix Satellite Television Holdings Limited by each of Tianying Jiuzhou and Yifeng Lianhe will be the greater of 2% of the annual revenues of Tianying Jiuzhou or Yifeng Lianhe (as the case may be) or US$100,000 for each company, while the annual fee under the Old Trademark License Agreements was US$10,000 in aggregate.

Transactions with Phoenix TV and Certain of its Subsidiaries

Costs for content provided to us by Phoenix TV Group were RMB4.7 million, RMB7.4 million and RMB12.1 million (US$1.9 million) in 2015, 2016 and 2017, respectively. Costs for data line services provided to us by Phoenix TV Group were RMB0.2 million, nil and nil in 2015, 2016 and 2017, respectively. We were charged by Phoenix TV Group for advertising and promotion expenses of RMB1.8 million, RMB1.3 million and RMB0.02 million (US$0.004 million) in 2015, 2016 and 2017, respectively. We were charged corporate administrative expenses by Phoenix TV Group in the total amounts of RMB1.8 million, RMB0.2 million and RMB2.7 million (US$0.4 million) in 2015, 2016 and 2017, respectively. We were also charged Trademark license fee by Phoenix TV Group with the total amounts of RMB0.1 million, RMB0.1 million and RMB3.6 million (US$0.5 million) in 2015, 2016 and 2017, respectively.

We provided joint advertising campaign solutions together with Phoenix TV Group to Phoenix TV Group’s advertisers from which we earned advertising revenues of RMB16.5 million and RMB10.4 million and RMB9.5 million (US$1.5 million) in 2015, 2016 and 2017, respectively.

As of December 31, 2015, 2016 and 2017, we had amounts due from Phoenix TV Group with the amounts of RMB20.1 million, RMB31.5 million and RMB10.5 million (US$1.6 million), respectively, and accounts due to Phoenix TV Group with the amounts of RMB17.1, RMB17.7 million and RMB8.6 million (US$1.3 million), respectively.

Cooperation Agreement with China Mobile Communication Corporation

China Mobile Communication Corporation, or China Mobile, is a shareholder of our parent company, Phoenix TV. As of March 31, 2018, China Mobile held 19.7% of the outstanding shares of Phoenix TV. In each of 2015, 2016 and 2017, Tianying Jiuzhou entered into a cooperation agreement with China Mobile, together, the China Mobile Cooperation Agreements. Pursuant to the China Mobile Cooperation Agreements, Tianying Jiuzhou agreed to produce certain MMS content exclusively for China Mobile to be used in China Mobile’s mobile newspaper service offerings and provide other media and content resource to China Mobile, and China Mobile agreed to pay fees of RMB40.0 million, RMB19.8 million and RMB14.9 million (US$2.1 million) for such content purchased by China Mobile in 2015, 2016 and 2017, respectively. Tianying Jiuzhou has also granted to China Mobile non-exclusive sub-licenses under the China Mobile Cooperation Agreements to use certain trademarks of Phoenix TV in China, and has agreed to co-host certain offline events with China Mobile free of charge.

We obtained revenues for our paid services through China Mobile of RMB273.5 million, RMB122.7 million and RMB138.7 million (US$21.3 million) in 2015, 2016 and 2017, respectively. We earned revenues from China Mobile for advertising services of RMB35.8 million, RMB32.0 million and RMB33.5 million (US$5.2 million) in 2015, 2016 and 2017, respectively. We incurred revenue sharing and bandwidth costs in connection with MVAS provided through China Mobile’s platforms in the amounts of RMB44.4 million, RMB20.9 million and RMB43.6 million (US$6.7 million) in 2015, 2016 and 2017, respectively.

As of December 31, 2015, 2016 and 2017, we had amounts due from China Mobile with the amounts of RMB58.3 million, RMB48.8 million and RMB63.2 million (US$9.7 million), respectively, and accounts due to China Mobile with the amounts of RMB1.8 million, RMB0.2 million and RMB4.0 million (US$0.6 million), respectively.

Cooperation Agreement and License Agreement with Lilita

In September 2014, Tianying Jiuzhou entered into a brand authorization cooperation agreement with Lilita, or the Lilita Cooperation Agreement, pursuant to which, Tianying Jiuzhou granted Lilita an exclusive right to use its brand resources, including operating on the platforms of jr.ifeng.com, for the purpose of conducting P2P lending and reward-based crowd-funding businesses. Lilita is obligated to pay Tianying Jiuzhou an annual license fee of RMB3.0 million for using its brand resources under the Lilita Cooperation Agreement. In December 2014, Tianying Jiuzhou and Lilita further entered into a platforms license agreement, or the Lilita Plarforms License Agreement, pursuant to which Lilita was granted an exclusive right to conduct P2P lending and reward-based crowd-funding businesses on the platforms of www.ifeng.com, 3g.ifeng.com and v.ifeng.com for a term of three years. Lilita is obligated to pay Tianying Jiuzhou an annual license fee of RMB0.17 million for the first two years and RMB0.16 million for the third year for conducting businesses on the licensed platforms. In December 2015, Tianying Jiuzhou and Lilita further entered into an advertisement cooperation framework agreement, or the Lilita Framework Agreement, pursuant to which Lilita agreed to place, and Tianying Jiuzhou agreed to launch, Internet advertisements provided by Lilita from time to time on the PC websites, mobile applications and mobile websites operated by Tianying Jiuzhou. The Lilita Framework Agreement amended the Lilita Cooperation Agreement by enlarging the scope of advertising services to be provided by Tianying Jiuzhou to Lilita, by increasing the annual revenue cap for the calendar year ended December 31, 2015 to HK$17.5 million, by increasing the annual revenue cap for the calendar year ended December 31, 2016 to HK$38.0 million, and by setting the annual revenue cap for the calendar year ending December 31, 2017 at HK$57.0 million. As Lilita subsequently advised Tianying Jiuzhou that its business growth exceeded its expectations in 2016 and the existing annual revenue caps would no longer meet its business needs, Tianying Jiuzhou entered into a supplemental agreement with Lilita in May 2016 in order to increase the annual revenue caps set forth in the Lilita Framework Agreement to RMB49.0 million and RMB80.0 million for the calendar years ended December 31, 2016 and 2017, respectively. Both the Lilita Platforms License Agreement and the Lilita Framework Agreement have expired and we have not entered into any new agreements with Lilita as of the date of this annual report.

We earned revenues from Lilita for advertising services of RMB14.4 million, RMB42.6 million and RMB10.0 million (US$1.5 million) in 2015, 2016 and 2017, respectively. We also earned revenues from Lilita for brand license authorization of RMB3.2 million, RMB0.2 million and RMB0.2 million (US$0.03 million) in 2015, 2016 and 2017, respectively.

As of December 31, 2015, 2016, we had accounts due from Lilita with the amounts of RMB18.2 million and RMB9.5 million, respectively. In 2017, Lilita repaid RMB9.5 million (US$1.5 million) of the amount due to us. As of December 31, 2017, our net amount due from Lilita was RMB9.2 million (US$1.4 million) netting off a bad debt provision of RMB1.0 million (US$0.2 million).

Convertible Loans and Loans Provided to Particle

In January and April 2016, we granted two unsecured short-term convertible loans to Particle with an aggregate principal amount of US$20.0 million, and we converted the principal amounts of these loans and all accrued interests with a total amount of US$20.7 million into Series D1 convertible redeemable preferred shares of Particle in December 2016. In August 2016, we granted an unsecured short-term loan to Particle with a principal amount of US$14.8 million at an interest rate of 4.35% per annum and with an initial term of six months, which was extended to twenty-four months after several extensions. Particle agreed to grant us the right to convert, at our option, all or a portion of the principal amount of the loan granted to Particle in August 2016 (plus interests incurred as of the conversion) into Series D1 convertible redeemable preferred shares to be issued by Particle at a conversion price of US$1.071803 per share before August 9, 2018. Our rights under the aforementioned convertible loan granted in August 2016 are expected to assign to Long De or its designated affiliates, and Long De or its affiliates should pay us approximately US$17.0 million for the assignment. In November 2016, we granted an unsecured short-term loan to Particle with a principal amount of approximately US$6.8 million at an interest rate of 9% per annum and with an initial term of six months, which was subsequently extended to twelve months and repaid in November 2017. In January 2017, we granted an unsecured short-term loan to Particle with a principal amount of RMB74.0 million (US$10.8 million) at an interest rate of 9% per annum and with an initial term of twelve months, which were extended to eighteen months. Particle is required to use the proceeds of the loans for its working capital requirements in the ordinary course of its business. Particle informed us that it intends to use the proceeds of these loans mainly for market promotion and expansion of its user base.

Loans and Advances Provided to Phoenix FM

We have provided financial support to Phoenix FM in the form of unsecured short-term loans and financial advanced expenses. Phoenix FM was our subsidiary in 2013 and became our affiliate in 2014. As of December 31, 2014 and 2015, the outstanding balance of our loans and financial advanced expenses to Phoenix FM was RMB7.1 million and RMB15.2 million, respectively. We charged interest on all of our loans to Phoenix FM at the bank loan benchmark interest rate effective in China during the life of the loans. In 2016, Phoenix FM repaid certain of the financial advanced expenses and loans with a total amount of RMB7.2 million. As of the date of this annual report, the outstanding amount of our loans to Phoenix FM is RMB8.0 million (US$1.2 million) which had been fully impaired as of December 31, 2017.

Our loans to Phoenix FM are unsecured and do not have any priority over Phoenix FM’s other debts. Therefore, if Phoenix FM becomes unable to repay all of its debts, we will be competing with Phoenix FM’s other unsecured creditors for its remaining assets. In particular, Mr. Ya Li, the chairman of Phoenix FM, and a director and the co-president of our company until his resignation on September 8, 2017, granted loans in the amount of RMB10.8 million, RMB10.0 million and RMB6.3 million (US$1.0 million) to Phoenix FM in 2015, 2016 and 2017, respectively, which ranks paripassu with our loans. Mr. Ya Li granted the loans for his personal investment purpose and used his personal funds for the loan.

Advertisement Agreement with Tianbo

In 2013, Tianying Jiuzhou and Tianbo entered into an Agreement on Operation and Advertisement Agency for Real Estate Channel and an Advertisement Source Purchase Agreement, or the Previous Tianbo Agreements, pursuant to which, Tianying Jiuzhou granted Tianbo the exclusive right to operate our real estate channel (house.ifeng.com) and act as the exclusive agent for placement of real estate advertisements on ifeng.com (鳳凰網). The Previous Tianbo Agreements expired on March 31, 2018 and we entered into series of new agreements, or the New Tianbo Agreements, in April 2018 with Tianbo to continue the business cooperation with Tianbo. Different from the Previous Tianbo Agreements, the New Tianbo Agreements granted Tianbo a non-exclusive right to operate our real estate channel and act as the non-exclusive agent for placement of real estate advertisements on Internet. As of December 31 2016, the amount due from Tianbo was RMB16.0 million. In 2017, Tianbo repaid RMB0.5 million (US$0.1 million) of the amount due to us. As of December 31, 2017, the net amount due from Tianbo was approximately RMB14.8 million (US$2.3 million) netting off a bad debt provision of RMB14.7 million (US$2.3 million), which was recognized in 2017.

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

	Market Price for Each ADS
	High	Low
	US$	US$
Annual highs and lows
2015	9.90	3.87
2016	5.98	3.11
2017	8.14	2.43
Quarterly highs and lows
Second quarter 2015	9.90	5.60
Third quarter 2015	8.06	3.87
Fourth quarter 2015	6.19	4.31
First quarter 2016	5.98	3.31
Second quarter 2016	4.56	3.49
Third quarter 2016	4.05	3.40
Fourth quarter 2016	3.99	3.11
First quarter 2017	4.30	3.12
Second quarter 2017	3.68	2.55
Third quarter 2017	6.73	2.43
Fourth quarter 2017	8.14	4.50
First quarter 2018	7.42	4.02
Second quarter 2018 (through April 20, 2018)	4.44	3.99
Monthly highs and lows
October 2017	6.60	4.50
November 2017	8.14	5.07
December 2017	7.21	6.05
January 2018	7.42	6.49
February 2018	6.86	5.07
March 2018	6.00	4.02
April 2018 (through April 20, 2018)	4.44	3.99

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

Material United States Federal Income Tax Consequences

The following summary describes material United States federal income tax consequences of the ownership and disposition of our ADSs and Class A ordinary shares as of the date hereof. The discussion is applicable only to United States Holders (as defined below) who hold our ADSs or Class A ordinary shares as capital assets (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). As used herein, the term “United States Holder” means a beneficial owner of an ADS or Class A ordinary share that is for United States federal income tax purposes:

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

The discussion below is based upon the provisions of the Code and United States Treasury regulations, rulings and judicial decisions thereunder as of the date hereof. Such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

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

If you are considering the purchase, ownership or disposition of our ADSs or Class A ordinary shares , you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

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

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A non-United States corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (but not our Class A ordinary shares), which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our Class A ordinary shares that are represented by ADSs, but not on our Class A ordinary shares that are not so represented, will meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law (see discussion under “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss, or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code, will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Furthermore, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC (as discussed below under “—Passive Foreign Investment Company”) in the taxable year in which such dividends are paid or in the preceding taxable year (as we believe there is a substantial risk of in 2017). You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

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

Based on the composition of our income,  assets, including goodwill, and valuation of our assets, we believe there is a substantial risk that we will be classified as a PFIC for U.S. federal income tax purposes for 2017. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our status as a PFIC may change in any future taxable year due to changes in our asset or income composition. The determination of PFIC status is an annual analysis that involves ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn. Because this involves extensive factual investigation and cannot be completed until the close of a taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status.

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

The SEC also maintains a websites that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that websites is http://www.sec.gov. The information on that websites is not a part of this annual report.

I.                                                                                                                                        Subsidiary Information

Not applicable.

ITEM 11.                                                                                         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration risk

We depend on China Mobile, which is a shareholder of Phoenix TV, for a significant portion of our business. The revenues generated from advertising and paid services we provided through China Mobile for the years ended December 31, 2015, 2016 and 2017 were RMB309.3 million, RMB154.6 million and RMB172.2 million (US$26.5 million), respectively, which accounted for 19.2%, 10.7% and 10.9% of our total revenues in the respective years.

We had accounts receivable from China Mobile as of December 31, 2016 and 2017 of RMB48.8 million and RMB63.2 million (US$9.7 million), respectively, which are included on our balance sheets as “Amounts due from related parties.” Apart from China Mobile and an advertising agent, we have no other customer with revenues or accounts receivable accounting for over 10% of our total revenues or total account receivables, net and due from related parties, respectively.

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

As of the date hereof, we had two outstanding unsecured short-term loans to Particle, including (i) a convertible loan with a principal amount of US$14.8 million at an interest rate of 4.35% per annum due in August 2018 after several extensions, which can be converted into Series D1 convertible redeemable preferred shares of Particle at a conversion price of US$1.071803 per share before August 9, 2018; (ii) a loan with a principal amount of RMB74.0 million (US$10.8 million) at an interest rate of 9% per annum due in July 2018. Particle is required to use the proceeds of the loans for its working capital requirements in the ordinary course of their businesses. We depend on the ability of Particle to generate sufficient cash flow from its operations or financing activities to repay our loans. As such, we are exposed to the credit risk of Particle.

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

Inflation Risk

In recent years, inflation has not had a material impact on our operating results. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 1.4%, 2.0% and 1.6% in 2015, 2016 and 2017, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. We do not anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Currency Risk

Substantially all our revenues and expenses are denominated in Renminbi. We have not had any material foreign exchange gains or losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars relative to the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs are traded in U.S. dollars. Furthermore, a decline in the value of the Renminbi could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our subsidiaries and PRC-incorporated affiliates in China. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our reported financial results in U.S. dollar terms. As of December 31, 2017, we had RMB denominated cash and cash equivalents, term deposits and short term investments and restricted cash, totaling RMB1.4 billion (US$215.2 million), and U.S. dollar denominated cash and cash equivalents and term deposits totaling US$5.0 million. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Fluctuations in exchange rates of the Renminbi could materially affect our reported operating results.”

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

Payments by Depositary

As of March 31, 2018, we had received total payments of US$0.37 million from JPMorgan, the current depositary bank for our ADR program for reimbursement of investor relations expenses and other program related expenses.

PART II

ITEM 13.                                                                                         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2015, 2016 and 2017.

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

B.                                                                                                                                    Use of Proceeds

Not applicable.

ITEM 15.                                                                                       CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2017, an evaluation has been carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding the required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon our evaluation, our management has concluded that, as of December 31, 2017, our disclosure controls and procedures were effective.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2017 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2017.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

We maintain a system of internal control over financial reporting that is designed to provide reasonable assurance that our books and records accurately reflect our transactions and that our established policies and procedures are followed. As required by Rule 13a-15(d), under the Exchange Act, our management, including our Chief Executive Officer, president and our Chief Financial Officer, has also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.                                                                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Zhong Tian LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2017, for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, for the years indicated.

	For the Years Ended December 31,
	2016	2017
	(In thousands of US dollars)
Audit Fees (1)	1,075	1,173
Tax Fees (2)	30	15
All Other Fees (3)	50	17
Total	1,155	1,205

(1)               Audit fees consist of fees associated with the annual audit, reviews of our quarterly financial statements and related statutory and regulatory filings. For 2016 and 2017, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

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

2.1

Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3) (incorporated by reference Exhibit (a) to our Registration Statement on Form F-6 (File No. 333-212488) with respect to American depositary shares representing our Class A ordinary shares, filed with the Securities and Exchange Commission on July 12, 2016)

2.2

Registrant’s Specimen Certificate for Class A ordinary shares (incorporated by reference Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

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

4.7

Translation of the Exclusive Equity Option Agreement, dated as of December 31, 2009, between Fenghuang On-line and Tianying Jiuzhou and its shareholders (incorporated by reference Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.8

Translation of the Exclusive Equity Option Agreement, dated as of December 31, 2009, between Fenghuang On-line and Yifeng Lianhe and its shareholders (incorporated by reference Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

*4.8A	Translation of the Exclusive Equity Option Agreement, dated as of January 13, 2014, between Qieyiyou and Chenhuan.and its shareholders.

4.9

Translation of the Equity Pledge Agreement, dated as of December 31, 2009, between Fenghuang On-line and Tianying Jiuzhou and its shareholders (incorporated by reference Exhibit 10.7 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.10

Translation of the Equity Pledge Agreement, dated as of December 31, 2009, between Fenghuang On-line and Yifeng Lianhe and its shareholders(incorporated by reference Exhibit 10.8 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

*4.10A	Translation of the Equity Pledge Agreement, dated as of January 13, 2014, between Fenghuang On-line and Chenhuan and its shareholders.

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

*4.12A	Translation of the Exclusive Technical Consulting & Service Agreement, dated as of January 13, 2014, between Qieyiyou and Chenhuan.and its shareholders.

*4.12B	Translation of the Business Management Agreement, dated as of January 13, 2014, between Qieyiyou and Chenhuan.and its shareholders.

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

*4.14A	Translation of the Loan Agreement, dated as of January 13, 2015, between Qieyiyou and shareholders of Chenhuan.

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

*4.16A	Translation of the Voting Right Entrustment Agreement, dated as of January 13, 2014, between Qieyiyou and Chenhuan.and its shareholders.

4.17

Translation of the Content, Branding, Promotion and Technology Cooperation Agreement, dated November 24, 2009, between Fenghuang On-line and Phoenix TV (incorporated by reference Exhibit 10.15 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

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

Exhibit Number	Description of Exhibits

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

4.35

Translation of the Fourth Supplemental Agreement to the Trademark License Agreement by and among Phoenix Satellite Television Trademark Limited, Beijing Tianying Jiuzhou Network Technology Co., Ltd. and Yifeng Lianhe (Beijing) Technology Co., Ltd., dated September 29, 2017 (incorporated by reference Exhibit 99.2 to our report on Form 6-K (File No. 001-35158) filed with the Securities and Exchange Commission on September 29, 2017).

4.36

Translation of the Trademark License Agreement, dated as of December 8, 2017, between Phoenix Satellite Television Trademark Limited and Beijing Tianying Jiuzhou Network Technology Co., Ltd. (incorporated by reference Exhibit 99.2 to our report on Form 6-K (File No. 001-35158) filed with the Securities and Exchange Commission on December 8, 2017).

4.37

Translation of the Trademark License Agreement, dated as of December 8, 2017, between Phoenix Satellite Television Trademark Limited and Yifeng Lianhe (Beijing) Technology Co., Ltd. (incorporated by reference Exhibit 99.3 to our report on Form 6-K (File No. 001-35158) filed with the Securities and Exchange Commission on December 8, 2017).

4.38

Loan Agreement Memorandum, dated as of January 3, 2011, between Phoenix Satellite Television Co., Ltd and Phoenix Satellite Television Information Limited (incorporated by reference Exhibit 10.23 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.39

Translation of the Cooperation Agreement, dated as of December 29, 2009, between China Mobile Communications Corporation and Tianying Jiuzhou (incorporated by reference Exhibit 10.24 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.40

Translation of the Cooperation Agreement, dated as of February 14, 2011, between China Mobile Communications Corporation and Tianying Jiuzhou (incorporated by reference Exhibit 10.25 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

*4.41

Schedule of Material Differences between the Cooperation Agreement, dated as of February 14, 2011, between China Mobile Communications Corporation and Beijing Tianying Jiuzhou Network Technology Co., Ltd. entered into in 2011, filed as Exhibit 10.25 to the Registration Statement on Form F-1 (File No. 333-173666) (“Cooperation Agreement 2011”), the Cooperation Agreement, dated as of June 20, 2014, between China Mobile Communications Corporation and Beijing Tianying Jiuzhou Network Technology Co., Ltd. entered into in 2014 (“Cooperation Agreement 2014”), the Cooperation Agreement, dated as of September 16, 2015, between China Mobile Communications Corporation and Beijing Tianying Jiuzhou Network Technology Co., Ltd. entered into in 2015 (“Cooperation Agreement 2015”), the Cooperation Agreement, dated as of January 16, 2017, between China Mobile Communications Corporation and Beijing Tianying Jiuzhou Network Technology Co., Ltd. entered into in 2017 and as to 2016 and 2017 (“Cooperation Agreement 2016”), and the Cooperation Agreement, dated as of October 18, 2017, between China Mobile Communications Corporation and Beijing Tianying Jiuzhou Network Technology Co., Ltd. entered into in 2017 and as to 2017 and 2018 (“Cooperation Agreement 2017”).

4.42

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

Exhibit Number	Description of Exhibits

4.43

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

4.44

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

4.45

Share Purchase Agreement, dated as of February 10, 2015, among IDG Technology Venture Investment V, L.P., Yifang Technology Group, Ltd. and our company (incorporated by reference Exhibit 4.32 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2014 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 30, 2015).

4.46

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

4.47

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

4.48

Loan Agreement, dated as of August 10, 2016, among Particle Inc., Particle (HK) Limited, Beijing Particle Information Technology Co., Ltd., Beijing Yidianwangju Technology Co., Ltd., and our company (incorporated by reference Exhibit 4.45 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2016 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 28, 2017).

4.49

Amendment No. 1 to Loan Agreement Dated as of August 10, 2016, dated as of January 20, 2017, among Particle Inc., Particle (HK) Limited, Beijing Particle Information Technology Co., Ltd., Beijing Yidianwangju Technology Co., Ltd., and our company (incorporated by reference Exhibit 4.46 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2016 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 28, 2017).

4.50

Loan Agreement, dated as of November 2, 2016, among Particle Inc., Particle (HK) Limited, Beijing Particle Information Technology Co., Ltd., Beijing Yidianwangju Technology Co., Ltd., and our company (incorporated by reference Exhibit 4.47 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2016 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 28, 2017).

4.51

Amendment No. 1 to Loan Agreement Dated as of November 2, 2016, dated as of January 20, 2017, among Particle Inc., Particle (HK) Limited, Beijing Particle Information Technology Co., Ltd., Beijing Yidianwangju Technology Co., Ltd., and our company (incorporated by reference Exhibit 4.48 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2016 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 28, 2017).

4.52

English Translation of the Loan Agreement, dated as of January 20, 2017, among Particle Inc., Particle (HK) Limited, Beijing Particle Information Technology Co., Ltd., Beijing Yidianwangju Technology Co., Ltd., and our company (incorporated by reference Exhibit 4.49 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2016 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 28, 2017).

*4.53

Amendment No. 2 to Loan Agreement Dated as of August 10, 2016, dated as of August 9, 2017, among Particle Inc., Particle (HK) Limited, Beijing Particle Information Technology Co., Ltd., Beijing Yidianwangju Technology Co., Ltd., and our company.

*4.54

Amendment No. 3 to Loan Agreement Dated as of August 10, 2016, dated as of January 20, 2018, among Particle Inc., Particle (HK) Limited, Beijing Particle Information Technology Co., Ltd., Beijing Yidianwangju Technology Co., Ltd., and our company.

*4.55

Amendment No. 1 to Loan Agreement Dated as of January 20, 2017, dated as of January 20, 2018, among Particle Inc., Particle (HK) Limited, Beijing Particle Information Technology Co., Ltd., Beijing Yidianwangju Technology Co., Ltd., and our company.

Exhibit Number	Description of Exhibits

*4.56

Loan assignment agreement among the Registrant, Particle Inc. and its subsidiaries and consolidated affiliated entity, and Long De Cheng Zhang Culture Communication (Tianjin) Co., Ltd. dated April 2, 2018.

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

Date: April 26, 2018

Phoenix New Media Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Phoenix New Media Limited:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Phoenix New Media Limited and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 26, 2018

We have served as the Company’s auditor since 2010.

Phoenix New Media Limited

Consolidated Balance Sheets

(Amounts in thousands, except for number of shares and per share data)

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$ (Note 2d)
ASSETS
Current assets:
Cash and cash equivalents	202,694	362,862	55,771
Term deposits and short term investments	781,298	737,657	113,376
Restricted cash	354,602	336,700	51,750
Accounts receivable, net	405,033	458,744	70,508
Amounts due from related parties	156,260	187,214	28,774
Prepayments and other current assets	64,069	57,458	8,831
Convertible loans due from a related party (Note 10)	104,429	102,631	15,774
Total current assets	2,068,385	2,243,266	344,784
Non-current assets:
Property and equipment, net	72,087	64,454	9,906
Intangible assets, net	9,475	6,712	1,032
Available-for-sale investments	939,432	1,196,330	183,873
Equity investments, net	8,809	15,342	2,358
Deferred tax assets*	54,307	60,460	9,293
Other non-current assets	16,047	12,544	1,927
Total non-current assets	1,100,157	1,355,842	208,389
Total assets	3,168,542	3,599,108	553,173
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including amounts of the consolidated VIEs, excluding intercompany amounts, without recourse to the Company of RMB437,969 and RMB326,272 (US$50,146) as of December 31, 2016 and 2017, respectively. Note 1) :

Short-term bank loans	358,602	330,000	50,720
Accounts payable	260,902	262,657	40,371
Amounts due to related parties	18,720	14,140	2,173
Advances from customers	27,825	65,196	10,020
Taxes payable	75,652	92,214	14,173
Salary and welfare payable	130,329	134,471	20,668
Accrued expenses and other current liabilities	111,049	173,253	26,628
Total current liabilities	983,079	1,071,931	164,753

Non-current liabilities (including amounts of the consolidated VIEs, excluding intercompany amounts, without recourse to the Company of RMB20,979 and RMB20,979 (US$3,224) as of December 31, 2016 and 2017, respectively. Note 1) :

Deferred tax liabilities	1,312	1,312	202
Long-term liabilities	21,723	24,714	3,798
Total non-current liabilities	23,035	26,026	4,000
Total liabilities	1,006,114	1,097,957	168,753
Commitments and contingencies (Note 22)
Shareholders’ equity:
Phoenix New Media Limited shareholders’ equity:
Class A ordinary shares (US$0.01 par value, 680,000,000 shares authorized; 254,909,790 and 260,001,486 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	16,843	17,180	2,641
Class B ordinary shares (US$0.01 par value, 320,000,000 shares authorized; 317,325,360 and 317,325,360 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	22,053	22,053	3,389
Additional paid-in capital	1,555,511	1,587,575	244,006
Statutory reserves	77,946	81,237	12,486
Retained earnings	195,069	229,250	35,235
Accumulated other comprehensive income	298,346	570,244	87,645
Total Phoenix New Media Limited shareholders’ equity	2,165,768	2,507,539	385,402
Noncontrolling interests	(3,340)	(6,388)	(982)
Total shareholders’ equity	2,162,428	2,501,151	384,420
Total liabilities and shareholders’ equity	3,168,542	3,599,108	553,173

* In 2017, the Company adopted the guidance of ASU 2015-17 issued by FASB in November 2015, which requires entities to present deferred tax assets and deferred tax liabilities as noncurrent in a classified balance sheet. Pursuant to the guidance, the Company retrospectively reclassified RMB54.3 million of deferred tax assets from current assets to noncurrent assets in the balance sheets as of December 31, 2016.

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Comprehensive Income

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	For the Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Revenues (1) :
Net advertising revenues	1,226,516	1,232,210	1,353,480	208,026
Paid services revenues	382,680	212,697	221,612	34,061
Total revenues	1,609,196	1,444,907	1,575,092	242,087
Cost of revenues (1)	(829,386)	(726,807)	(727,197)	(111,768)
Gross profit	779,810	718,100	847,895	130,319
Operating expenses (1) :
Sales and marketing expenses	(346,133)	(339,171)	(493,664)	(75,875)
General and administrative expenses	(183,989)	(181,677)	(146,923)	(22,582)
Technology and product development expenses	(170,714)	(161,880)	(192,325)	(29,560)
Total operating expenses	(700,836)	(682,728)	(832,912)	(128,017)
Income from operations	78,974	35,372	14,983	2,302
Other income:
Interest income	30,234	35,113	54,286	8,344
Interest expense	(2,328)	(7,061)	(22,221)	(3,415)
Foreign currency exchange (loss)/gain	(1,054)	9,608	(23,560)	(3,621)
(Loss)/income from equity investments, including impairments	(41,861)	(1,776)	6,296	968
Gain on disposal of an equity investment and acquisition of available-for-sale investments	4,643	—	—	—
Others, net	29,294	21,053	19,423	2,985
Income before tax	97,902	92,309	49,207	7,563
Income tax expense	(25,517)	(14,089)	(14,783)	(2,272)
Net income	72,385	78,220	34,424	5,291
Net loss attributable to noncontrolling interests	1,199	2,391	3,048	468
Net income attributable to Phoenix New Media Limited	73,584	80,611	37,472	5,759
Net income	72,385	78,220	34,424	5,291
Other comprehensive income (net of nil tax for all years): fair value remeasurement for available-for-sale investments	15,869	247,336	321,538	49,419
Other comprehensive income/(loss) (net of nil tax for all years): foreign currency translation adjustment	22,813	27,669	(49,640)	(7,630)
Comprehensive income	111,067	353,225	306,322	47,080
Comprehensive loss attributable to noncontrolling interests	1,199	2,391	3,048	468
Comprehensive income attributable to Phoenix New Media Limited	112,266	355,616	309,370	47,548
Net income attributable to Phoenix New Media Limited	73,584	80,611	37,472	5,759
Net income per Class A and Class B ordinary share:
Basic	0.13	0.14	0.07	0.01
Diluted	0.13	0.14	0.06	0.01
Net income per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	1.03	1.12	0.52	0.08
Diluted	1.01	1.12	0.51	0.08
Weighted average number of Class A and Class B ordinary shares used in computing net income per share:
Basic	571,247,723	573,521,536	574,786,887	574,786,887
Diluted	580,785,256	577,037,906	590,433,907	590,433,907

(1)    Transactions with related parties included in revenues, cost of revenues and operating expenses are as follows (Note 23):

Net advertising revenues	71,048	98,413	67,393	10,358
Paid services revenues	276,712	122,844	139,149	21,387
Cost of revenues	(49,363)	(29,057)	(57,057)	(8,770)
Sales and marketing expenses	(1,788)	(1,277)	(748)	(115)
General and administrative expenses	(1,812)	(260)	(6,245)	(960)

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Shareholders’ Equity

(Amounts in thousands, except for number of shares)

	Phoenix New Media Limited Shareholders’ Equity
										Accumulated
							Additional			other		Total
	Class A ordinary shares		Class B ordinary shares		Treasury stock		paid-in	Statutory	Retained	comprehensive	Noncontrolling	shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	earnings	(loss)/income	interests	equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2014	262,244,298	17,278	317,325,360	22,053	(2,039,656)	(13,379)	1,587,227	65,968	52,852	(15,341)	—	1,716,658
Share-based compensation	—	—	—	—	—	—	34,354	—	—	—	—	34,354
Issuance of ordinary shares upon settlement of share-based awards	3,822,780	240	—	—	—	—	8,534	—	—	—	—	8,774
Repurchase of ordinary shares	—	—	—	—	(10,776,568)	(65,910)	—	—	—	—	—	(65,910)
Cancellation of repurchased ordinary shares	(12,816,224)	(785)	—	—	12,816,224	79,289	(79,011)	—	—	—	—	(507)
Appropriation to statutory reserves	—	—	—	—	—	—	—	4,343	(4,343)	—	—	—
Fair value changes of available-for-sale investments	—	—	—	—	—	—	—	—	—	15,869	—	15,869
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	22,813	—	22,813
Capital contribution received from noncontrolling shareholders	—	—	—	—	—	—	—	—		—	250	250
Net income	—	—	—	—	—	—	—	—	73,584	—	(1,199)	72,385
Balance as of December 31, 2015	253,250,854	16,733	317,325,360	22,053	—	—	1,551,104	70,311	122,093	23,341	(949)	1,804,686
Share-based compensation	—	—	—	—	—	—	1,890	—	—	—	—	1,890
Issuance of ordinary shares upon settlement of share-based awards	1,658,936	110	—	—	—	—	2,517	—	—	—	—	2,627
Appropriation to statutory reserves	—	—	—	—	—	—	—	7,635	(7,635)	—	—	—
Fair value changes of available-for-sale investments	—	—	—	—	—	—	—	—	—	247,336	—	247,336
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	27,669	—	27,669
Net income	—	—	—	—	—	—	—	—	80,611	—	(2,391)	78,220
Balance as of December 31, 2016	254,909,790	16,843	317,325,360	22,053	—	—	1,555,511	77,946	195,069	298,346	(3,340)	2,162,428
Share-based compensation	—	—	—	—	—	—	20,852	—	—	—	—	20,852
Issuance of ordinary shares upon settlement of share-based awards	5,091,696	337	—	—	—	—	11,212	—	—	—	—	11,549
Appropriation to statutory reserves	—	—	—	—	—	—	—	3,291	(3,291)	—	—	—
Fair value changes of available-for-sale investments	—	—	—	—	—	—	—	—	—	321,538	—	321,538
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(49,640)	—	(49,640)
Net income	—	—	—	—	—	—	—	—	37,472	—	(3,048)	34,424
Balance as of December 31, 2017	260,001,486	17,180	317,325,360	22,053	—	—	1,587,575	81,237	229,250	570,244	(6,388)	2,501,151
Balance as of December 31, 2017 (in US$)		2,641		3,389		—	244,006	12,486	35,235	87,645	(982)	384,420

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net income	72,385	78,220	34,424	5,291
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	34,354	1,890	20,852	3,204
Provision for allowance for doubtful accounts, including related party amounts	49,320	48,199	6,632	1,019
Depreciation and amortization expense	45,473	41,952	35,618	5,474
Impairment of intangible assets	3,822	87	—	—
Loss/(income) from equity investments, including impairments	41,861	1,776	(6,296)	(968)
Deferred income tax	(11,398)	(18,344)	(6,153)	(946)
Loss/(gain) on disposal of property and equipment	749	55	(1,279)	(197)
Loss on disposal of intangible assets	—	—	118	18
Gain on disposal of an equity investment and acquisition of available-for-sale investments	(4,643)	—	—	—
Foreign currency exchange loss/(gain)	1,054	(9,608)	23,560	3,621
Changes in operating assets and liabilities:
Accounts receivable	(59,772)	55,308	(44,575)	(6,848)
Prepayments and other current assets	(18,254)	(18,531)	5,508	847
Amounts due from related parties	41,368	7,878	(22,988)	(3,533)
Other non-current assets	(4,404)	1,699	3,503	538
Accounts payable	24,415	(31,539)	5,602	861
Advances from customers	(2,348)	12,586	37,371	5,744
Salary and welfare payable	8,955	16,301	4,142	637
Taxes payable	4,182	(17,468)	16,562	2,546
Amounts due to related parties	(3,980)	(289)	(4,580)	(704)
Accrued expenses and other current liabilities	(3,828)	30,159	61,968	9,524
Long-term liabilities	1,501	3,355	2,991	460
Net cash provided by operating activities	220,812	203,686	172,980	26,588
Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(43,457)	(29,282)	(27,800)	(4,273)
Placement of term deposits and short term investments	(3,288,344)	(3,199,923)	(2,754,930)	(423,425)
Maturity of term deposits and short term investments	2,562,584	3,189,803	2,797,282	429,934
Investments in available-for-sale investments	(352,008)	—	—	—
Investments in equity investments	(10,643)	—	—	—
Loans provided to a related party	—	(45,865)	(74,000)	(11,374)
Issuance of convertible loans to a related party	—	(228,280)	—	—
Loans repaid by a related party	—	—	53,058	8,155
Net cash used in investing activities*	(1,131,868)	(313,547)	(6,390)	(983)
Cash flows from financing activities:
Proceeds from exercise of stock options	6,944	2,436	12,368	1,901
Proceeds from short-term bank loans	123,589	214,712	328,511	50,491
Repayment of short-term bank loans	—	—	(357,113)	(54,887)
Repurchase of ordinary shares	(66,417)	—	—	—
Capital contribution received from noncontrolling shareholders	250	—	—	—
Net cash provided by/(used in) financing activities	64,366	217,148	(16,234)	(2,495)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(3,488)	14,340	(8,090)	(1,243)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(850,178)	121,627	142,266	21,867
Cash, cash equivalents and restricted cash at the beginning of the year*	1,285,847	435,669	557,296	85,654
Cash, cash equivalents and restricted cash at the end of the year*	435,669	557,296	699,562	107,521
Supplemental disclosure of cash flow information:
Cash paid during the period for income taxes	36,044	46,392	19,424	2,985
Cash paid during the period for interest expenses	713	4,976	22,762	3,498
Supplemental disclosure of non-cash investing activities:
Investments in available-for-sale investments by conversion of convertible loans issued to a related party	—	143,820	—	—

* The Group has early adopted the guidance of ASU 2016-18 issued by FASB in November 2016, which requires that amounts for restricted cash should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. Accordingly, the item “changes in restricted cash” previously included in investing activities for the years ended December 31, 2015 and 2016 with an amount of RMB125.0 million and RMB229.6 million, respectively, was retrospectively removed from cash flows from investing activities and included in beginning and ending cash, cash equivalents and restricted cash balances (see Note 2(af)).

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

1.  Organization and Principal Activities

Phoenix New Media Limited (“PNM”, or the “Company”) was incorporated in the Cayman Islands on November 22, 2007 by Phoenix Satellite Television (B.V.I.) Holding Limited (the “Parent”), a subsidiary of Phoenix Satellite Television Holdings Ltd. (the “Phoenix TV”). Phoenix TV, its subsidiaries and variable interest entities (“VIEs”) are collectively referred to as the Phoenix TV Group. As of December 31, 2017, the Company had fourteen subsidiaries, four VIEs and eighteen subsidiaries of VIEs. The Company, its subsidiaries, VIEs and subsidiaries of the VIEs are hereinafter collectively referred to as the “Group”. The Group generates revenues from providing advertising services and paid services, which include digital entertainment and games and others. While the VIEs hold certain licenses and approvals to operate Internet-related businesses in the People’s Republic of China (“China” or the “PRC”), they are also in the process of applying for licenses for the operations of their businesses, including an Internet audio-visual program transmission license and an Internet news license.

The details of the subsidiaries, VIEs and the subsidiaries of the VIEs as of December 31, 2017 are set out below:

			Percentage
			of Direct or
			Indirect
	Place of	Date of	Economic	Principal
Name	Incorporation	Incorporation	Ownership	Activity
Direct subsidiaries:
Phoenix Satellite Television Information Limited	British Virgin Islands (“BVI”)	September 1, 1999	100%	Investment holding
Phoenix New Media (Hong Kong) Company Limited	Hong Kong	February 24, 2011	100%	Advertising
Phoenix New Media (Hong Kong) Information Technology Company Limited	Hong Kong	April 22, 2014	100%	Investment holding
I Game Limited	Cayman Island	May 20, 2014	100%	Investment holding
Convergence Investment Co. Ltd.	Cayman Island	July 17, 2015	100%	Investment holding
Fengyu Limited	Cayman Island	November 14, 2017	100%	Investment holding
Indirect subsidiaries:
Fenghuang On-line (Beijing) Information Technology Co., Ltd. (“Fenghuang On-line”)	PRC	December 20, 2005	100%	Technical consulting
Beijing Fenghuang Yutian Software Technology Co., Ltd. (“Fenghuang Yutian”)	PRC	June 15, 2012	100%	Software development
Fenghuang Feiyang (Beijing) New Media Information Technology Co., Ltd. (“Fenghuang Feiyang”)	PRC	October 25, 2013	100%	Advertising
I Game (Hong Kong) Company Limited	Hong Kong	June 10, 2014	100%	Game
Beijing Fenghuang Borui Software Technology Co., Ltd. (“Fenghuang Borui”)	PRC	October 13, 2014	100%	Software development
Qieyiyou (Beijing) Information Technology Co., Ltd. (“Qieyiyou”)	PRC	November 28, 2014	100%	Game
Tianjin Fengying Hongda Culture Communication Co., Ltd. (“Fengying Hongda”)	PRC	March 13, 2017	100%	Advertising
Fengyu (Hong Kong) Information Technology Company Limited	Hong Kong	December 14, 2017	100%	Investment holding
VIEs:
Beijing Tianying Jiuzhou Network Technology Co., Ltd. (“Tianying Jiuzhou”)	PRC	April 18, 2000	100%	Advertising and paid services
Yifeng Lianhe (Beijing) Technology Co., Ltd. (“Yifeng Lianhe”)	PRC	June 16, 2006	100%	Digital entertainment
Beijing Chenhuan Technology Co., Ltd. (“Chenhuan”)	PRC	June 10, 2014	100%	Game
Shanghai Meowpaw Information Technology Co., Ltd. (“Meowpaw”)	PRC	January 14, 2015	75%	Game
Subsidiaries of VIEs:
Beijing Tianying Chuangzhi Advertising Co., Ltd. (“Tianying Chuangzhi”)	PRC	February 8, 2010	100%	Advertising
Beijing Fengyu Network Technology Co., Ltd. (“Fengyu Network”) *	PRC	June 1, 2012	100%	Digital entertainment
Tianjin Fenghuang Mingdao Culture Communication Co., Ltd. (“Fenghuang Mingdao”)	PRC	May 24, 2013	100%	Advertising
Beijing Youjiuzhou Technology Co., Ltd. (“Youjiuzhou”)	PRC	June 10, 2014	100%	Game
Beijing Huanyou Tianxia Technology Co., Ltd. (“Huanyou Tianxia”)	PRC	June 16, 2014	100%	Game
Chengdu Huanyou Tianxia Network Technology Co., Ltd. (“Chengdu Huanyou”)	PRC	January 20, 2015	100%	Game
Shanghai Yixi Network Technology Co., Ltd. (“Yixi Network”)	PRC	March 26, 2015	100%	Software development
Beijing Fenghuang Convergence Investment Co., Ltd. (“Fenghuang Convergence”)	PRC	September 18, 2015	100%	Investment holding
Beijing Fenghuang Yunfu Information Technology Co., Ltd. (“Fenghuang Yunfu “)	PRC	April 12, 2016	100%	Software development
Beijing Kanpanbao Technology Co., Ltd. (“Kanpanbao”)	PRC	April 15, 2016	70%	Software development
Shanghai Fengyu Shixun Technology Co., Ltd. (“Fengyu Shixun”)	PRC	December 21, 2016	100%	Digital entertainment
Beijing Fengyue Culture Technology Co., Ltd. (“Fengyue Culture”)	PRC	January 19, 2017	100%	Digital entertainment
Beijing Fengge Advertising Co., Ltd. (“Fengge Advertising”)	PRC	March 15, 2017	100%	Advertising
Tianjin Fengman Culture Media Co., Ltd. (“Fengman Culture”)	PRC	March 15, 2017	100%	Digital entertainment
Beijing Fengying Culture Technology Co., Ltd. (“Fengying Culture”)	PRC	April 20, 2017	100%	Software development
Tianjin Fengxiaoman Culture Media Co., Ltd. (“Fengxiaoman”)	PRC	September 21, 2017	100%	Digital entertainment
Fengge Data (Tianjin) Co., Ltd. (“Fengge Data”)	PRC	October 25, 2017	100%	Digital entertainment
Tianjin Nashi Technology Co., Ltd. (“Nashi Technology”)	PRC	October 25, 2017	100%	Digital entertainment

*In April, 2017, the name of “Beijing Fenghuang Interactive Entertainment Network Technology Co., Ltd.” was changed to “Beijing Fengyu Network Technology Co., Ltd.”.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

1.  Organization and Principal Activities (Continued)

In order to comply with Chinese laws and regulations that prohibit or restrict foreign ownership of companies that operate Internet content, advertising and game businesses, a series of agreements (the “Contractual Agreements”) were entered into among Fenghuang On-line, Tianying Jiuzhou, Yifeng Lianhe and their legal shareholders in 2009, and among Qieyiyou, Chenhuan, and their legal shareholders in 2015. Through the aforementioned activities, Tianying Jiuzhou, Yifeng Lianhe and Chenhuan, are considered as VIEs in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Fenghuang On-line and Qieyiyou are entitled to substantially all the economic risks and rewards associated with the VIEs, and are the primary beneficiaries of the VIEs, respectively.

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

In January 2015, in order to leverage the Group’s brand, content platform and large user base to expand into more entertainment related businesses, the Group established a new subsidiary Meowpaw with share capital of RMB1.0 million. Meowpaw is engaged in creating intellectual properties, related games, books, movies and animations, etc. The Group held 75% of the shares, and the noncontrolling shareholder, who was an individual, held the rest of 25%. Meowpaw’s share capital was not sufficient to support its operations. In addition to the capital injection, as of December 31, 2017, the Group has provided a long-term financing of RMB79.0 million (US$12.1 million) to support its operations. In accordance with ASC810-10, Variable Interest Entities, Meowpaw is thinly capitalized and consolidated as a variable interest entity. Meowpaw may not pay any dividend to shareholders until the accumulated retained earnings are over RMB35.0 million. As the Group owns 75% equity interest of Meowpaw, it can absorb a majority of Meowpaw’s expected loss, owns the power to direct Meowpaw’s activities and most significantly impacted Meowpaw’s economic performance, therefore, the Group is the primary beneficiary of Meowpaw and consolidated Meowpaw under VIE model.

The Company has the power to direct the activities of all the VIEs, including the VIEs aforementioned in the Contractual Agreements and Meowpaw, and can freely have assets transferred out of all the VIEs without any restrictions. Only the registered capital and PRC statutory reserves of the consolidated VIEs amounted to RMB29.7 million (US$4.6 million) as of December 31, 2017 can be used to solely settle obligations of the VIEs and subsidiaries of the VIEs. As all the VIEs and subsidiaries of the VIEs are incorporated as limited liability companies under the PRC Company Law, the creditors of the VIEs and subsidiaries of the VIEs do not have recourse to the general credit of the Company. The amounts of the consolidated VIEs’ current liabilities without recourse to the Company disclosed on the face of the consolidated balance sheets have excluded the amounts due to inter-company entities.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

1.  Organization and Principal Activities (Continued)

The following tables set forth the summarized assets, liabilities, results of operations and cash flows of the consolidated VIEs (in thousands):

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
Current assets	965,552	921,891	141,692
Non-current assets	72,379	71,434	10,979
Total assets	1,037,931	993,325	152,671
Short-term bank loans	2,000	—	—
Accounts payable	216,978	153,094	23,530
Amounts due to related parties	1,447	6,255	961
Amounts due to inter-company entities	386,969	461,819	70,980
Advances from customers	18,420	28,433	4,370
Taxes payable	51,850	49,390	7,591
Salary and welfare payable	60,010	38,029	5,845
Accrued expenses and other current liabilities	87,264	51,071	7,849
Current liabilities	824,938	788,091	121,126
Non-current liabilities	20,979	20,979	3,224
Total liabilities	845,917	809,070	124,350

	For the Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Revenues	1,504,370	1,140,954	769,943	118,338
Net income/(loss)	22,329	(30,641)	(7,760)	(1,193)

	For the Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Net cash (used in)/provided by operating activities	(91,907)	34,079	(3,950)	(607)
Net cash (used in)/provided by investing activities	(197,307)	(124,610)	65,600	10,082
Net cash provided by/(used in) financing activities	250	2,000	(2,000)	(307)

As of December 31, 2017, the total assets for the consolidated VIEs mainly comprised of cash and cash equivalents, term deposits and short term investments, accounts receivable, prepayments and other current assets, amounts due from related parties and property and equipment. There was no pledge or collateralization of these assets. Unrecognized revenue-producing assets that are held by the VIEs and subsidiaries of the VIEs comprise the Internet Content Provision License, the Online Culture Operating Permit, the Internet Publication License, the Permit for Production and Operation of Radio and TV Programs, the Value-added Telecommunications Business Operating License, trademark, and domain name. Recognized revenue-producing assets that are held by the VIEs and subsidiaries of the VIEs comprise property and equipment and operating rights for licensed games. As of December 31, 2017, the total liabilities for the consolidated VIEs mainly comprised short-term bank loans, accounts payable, amounts due to related parties, amounts due to inter-company entities, advances from customers, salary and welfare payable, taxes payable, accrued expenses and other current liabilities and non-current liabilities. After netting off the amount of inter-company transactions between the consolidated VIEs and other subsidiaries within the Group, the net fee paid or payable to other subsidiaries of the Group by the consolidated VIEs were RMB242.4 million, RMB54.8 million and RMB13.7 million (US$2.1 million) for the years ended December 31, 2015, 2016 and 2017, respectively. The balances and transactions of the consolidated VIEs were reflected in the Company’s consolidated financial statements with inter-company transactions eliminated.

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

2.  Principal Accounting Policies

(a) Basis of presentation, principles of consolidation, recognition of noncontrolling interests and cost allocations

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and the subsidiaries of the VIEs. The consolidated financial statements have been prepared in accordance with U.S. GAAP and on a going concern basis. All significant transactions and balances among the Company, its subsidiaries, its VIEs and the subsidiaries of the VIEs have been eliminated upon consolidation. The Company consolidates the VIEs as required by Accounting Standards Codification (“ASC”) 810 Consolidation , because Fenghuang On-line and Qieyiyou hold all the variable interests of the VIEs and have been determined to be the primary beneficiaries of the VIEs (see Note 1).

The Group and Phoenix TV Group have engaged in various mutual cooperation activities in content, branding, promotions, technical support and corporate management. The Group entered into a cooperation agreement (“Agreement”) with Phoenix TV which stipulates the costs and expenses charged to the Group related to content and other services provided by Phoenix TV Group. Based on the Agreement, the Group paid to Phoenix TV Group 50% of the after-tax revenues earned from sublicensing Phoenix TV Group’s video content to third parties, plus a fixed amount of payment to cover other services provided by Phoenix TV Group. The fixed amount was RMB1.6 million for the first year of the Agreement, and increased by 25% annually. The Agreement was effective as of January 1, 2010 and expired on May 27, 2016. The Group and Phoenix TV Group entered into a new set of agreements (“New Agreements”), effective as of May 27, 2016 and will expire on May 26, 2019, to amend and replace the previous Agreement and provide the terms of continued cooperation. The fees payable to Phoenix TV Group by the Group are RMB10.0 million for the first year of the New Agreements, which will incrementally increase by 15% for each subsequent year of the New Agreements. Unlike the Agreement, the New Agreements do not grant the Group the right to sublicense Phoenix TV Group’s copyrighted content to third parties. As such, the Group does not incur such revenue sharing fee to Phoenix TV Group accordingly. The Group and Phoenix TV Group entered into new trademark license agreements in December 2017, which became effective on December 8, 2017 and will expire on December 7, 2020. These agreements no longer allow the Group to use the double-phoenix logo of Phoenix TV Group on a stand-alone basis and have increased the annual license fee payable to Phoenix TV Group from a total of US$10,000 to the greater of 2% of the annual revenues of Tianying Jiuzhou and Yifeng Lianhe or US$100,000 for each company.

Apart from the above cooperation agreements, Phoenix TV Group also paid certain expenses on behalf of the Group, such as data line usage and other general and administrative expenses, which the Group needed to settle with Phoenix TV Group based on the actual amount, and were recorded in the consolidated statements of comprehensive income.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(b) Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates. These estimates and assumptions include, but are not limited to, the accounting for advertising and paid services revenues, the determination of estimated selling prices of multiple elements revenues contract, accounting for income taxes and uncertain tax positions, allowance for doubtful accounts, share-based compensation, consolidation, foreign currency translation, determination of the estimated useful lives of property and equipment and intangible assets, assessment of impairment of long-lived assets and equity investments, and determination of the fair value of financial instruments.

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

(d) Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.5063 on December 29, 2017 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

Level 1— Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2— Include other inputs that are directly or indirectly observable in the marketplace

Level 3— Unobservable inputs which are supported by little or no market activity

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

The Group’s financial instruments include cash equivalents, term deposits, short term investments, restricted cash, accounts receivable, amounts due from related parties, prepayments and other current assets, convertible loans due from a related party, available-for-sale investments, accounts payable, amounts due to related parties, salary and welfare payable, accrued expense, short-term bank loans and other current liabilities and other non-current assets. Refer to Note 19 for details.

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

Short term investments represent investments in financial instruments with a variable interest rate indexed to performance of underlying assets and investments that the Group has positive intent and ability to hold to maturity, all of which are with original maturity of less than 12 months.

In accordance with ASC 825, for investments in financial instruments with a variable interest rate indexed to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Fair value is estimated based on quoted prices of similar products provided by banks at the end of each period. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. Please see Note 19 for additional information.

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

(m) Available-for-sale investments

In accordance with ASC topic 320 Investments-Debt and Equity Securities, the Group classifies the investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, The securities that the Group has positive intent and ability to hold to maturity are classified as held-to-maturity securities. The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Investments not classified as trading or as held-to-maturity are classified as available-for-sale investments. Available-for-sale investments are reported at fair value, which is estimated by management after considering an independent appraisal performed by a reputable appraisal firm, with unrealized gains and losses, if any, recorded in the accumulated other comprehensive loss or income in shareholder’s equity. Realized gains and losses are reflected in earnings during the year in which the gains and losses are realized. An impairment loss on the available-for-sale investments would be recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary. Investments with maturities of greater than 12 months are recorded in non-current assets.

(n) Equity investments

Investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 Investments-Equity Method and Joint Ventures. The Group adjusts the carrying amount of equity method investment for its share of the income or losses of the investee and reports the recognized income or losses in the consolidated statements of comprehensive income. The Group’s share of the income or losses of an investee are based on the shares of common stock and in-substance common stock held by the Group.

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

(p) Revenue recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, service is performed and the collectability of the related fee is reasonably assured. In October 2009, the Financial Accounting Standards Board (the ‘‘FASB’’) issued Accounting Standards Update (“ASU”) 2009-13, Multiple Deliverable Revenue Arrangements, to address the accounting for multiple-deliverable arrangements. The Group has applied ASU 2009-13 to all revenue arrangements for all years presented in the financial statements.

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

The majority of the Group’s advertising revenue arrangements involve multiple element deliverables, including placements of different advertisement formats on the Group’s PC websites, mobile applications and mobile websites over different periods of time. The Group breaks down the multiple element arrangements into single units of accounting when possible, and allocates total consideration to each single unit of accounting using the relative selling price method. For most deliverables in its multiple element arrangements, the Group uses management’s best estimate of the selling price in the allocation as the vendor-specific objective evidence or third-party evidence of selling price is not available for those deliverables. The best estimate of the selling price is determined based on the publicly published advertising rate card, times the relevant discount rates, which are taking into considerations of the historical trend, the pricing of advertising areas sold with similar popularities, advertisements with similar formats and quoted prices from competitors, and other relevant market conditions. The Group recognizes revenue on the elements delivered and defers the recognition of revenue for the estimated value of the undelivered elements until the remaining obligations have been satisfied. When all of the elements within an arrangement are delivered uniformly over the agreement period, the revenues are recognized on a straight-line basis over the contract period.

Currently the advertising business has three main types of pricing models, consisting of the Fixed Price model, the Cost Per Impression (“CPM”) model, and the Cost Per Click (“CPC”) model.

Fixed Price model

Under the Fixed Price model, advertisements on the Group’s PC websites, mobile applications and mobile websites are generally charged on the basis of duration, and advertising contractual arrangements are entered to establish the fixed price and the advertising services to be provided. Where collectability is reasonably assured, advertising revenues from advertising contractual arrangements are recognized ratably over the contract period of display.

CPM model

The CPM model refers to advertising bought on the basis of impression. This is in contrast to the various types of pay-for-performance advertising, whereby payment is only triggered by a mutually agreed upon activity (i.e. click-through, lead, sale).

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(p) Revenue recognition (continued)

(i)                                                            Net advertising revenues (continued)

CPC model

Under the CPC model, there is no overall fixed price for advertising services stated in the contract with the advertiser. The Group charges advertisers on a per-click basis when the users click on the advertisements. The unit price for each click is auction-based. The revenue is recognized based on qualified clicks and the corresponding unit price.

Agency service fees to third-party advertising agencies

The Group provides cash incentives in the form of agency service fees to certain third-party advertising agencies based on sales performance, and accounts for such incentives as a reduction item of revenues in accordance with ASC 605-50-25, Customer Payments and Incentives: Recognition. The Group has estimated and recorded RMB161.6 million, RMB169.6 million and RMB223.3 million (US$34.3 million) in agency service fees to third-party advertising agencies for the years ended December 31, 2015, 2016 and 2017, respectively.

Barter transactions

The Group enters into barter transactions involving advertising services and follows ASC 605-20, Revenue Recognition: Services. Revenues or expenses from barter transactions are recognized at fair value during the period in which the advertisements are provided only if the fair value of the advertising services surrendered in the transaction is determinable based on the entity’s own historical practice of receiving cash and cash equivalents, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction. The Group did not recognize revenue and expenses for advertising-for-advertising barter transactions since the fair value of the advertising services surrendered or received in the transaction is not determinable for the years ended December 31, 2015, 2016 and 2017. Except for advertising-for-advertising barter transactions, the Group recognized revenue from barter transactions involving exchanging advertising services for content, technical, application pre-installation services and others amounted to RMB1.4 million, RMB2.8 million and RMB4.4 million (US$0.7 million) for the years ended December 31, 2015, 2016 and 2017, respectively.

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

Most revenues from mobile newspaper services, mobile video services and most WVAS are recorded on a net basis as the Group is acting as an agent of operators in these transactions. For most mobile game services delivered through telecom operators, the Group is responsible for providing desired services to the customers and has primary responsibility and broad discretion to establish price, therefore the Group is considered the primary obligor in these transactions, and revenues from these services are recorded on a gross basis.

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

The Group also contracts with CMCC to provide news content and other services to CMCC. News content and other services are charged for fixed fees respectively. The revenues attributable to the news content are recognized on a straight-line basis over the periods in which the news content is provided. Revenues attributable to other services are recognized when the services are delivered.

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

For web-based game services, all of the web-based games provided on the Group’s platforms are developed by third-party game developers and can be accessed and played by game players without downloading separate software. The Group primarily views the game developers to be its customers and considers its responsibility under its agreements with the game developers to be promotion of the game developers’ games. The Group collects payments from game players in connection with the sale of in-game virtual currencies and remits certain agreed-upon percentages of the proceeds to the game developers. Revenue from the sale of in-game virtual currency is recorded net of remittances to game developers and deferred until the estimated consumption date of the virtual items, which is within a short period of time, typically a few days, after purchase of the in-game virtual currency.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(q) Cost of revenues

The Group’s cost of revenues consists primarily of (i) revenue sharing fees, including service fees retained by mobile telecommunications operators which are recognized as cost of revenues for revenues recorded on gross basis and revenue sharing fees paid to the Group’s channel and content partners, (ii) content and operational costs, including personnel-related cost associated with content production and certain advertisement sales support personnel, content procurement costs to third-party professional media companies and to Phoenix TV Group, direct costs related to in-house content production, channel testing costs, rental cost, depreciation and amortization and other miscellaneous costs, (iii) bandwidth costs, and (iv) sales taxes and surcharges, including value-added tax (“VAT”) and other surcharges.

On May 1, 2016, the transition from the imposition of Business Tax to the imposition of VAT was expanded to all industries in China, and all of Group’s revenues have been subject to VAT since that date. The Group is also subject to a cultural development fee on the provision of advertising services in the PRC and the applicable tax rate is 3% of the net advertising revenues.

The sales taxes and surcharges in cost of revenues for the years ended December 31, 2015, 2016 and 2017 were RMB122.5 million, RMB119.8 million and RMB133.2 million (US$20.5 million), respectively.

(r) Sales and marketing expenses

Sales and marketing expenses comprise primarily of: (i) personnel-related expenses including sales commissions related to the sales and marketing personnel; (ii) advertising and promotion expenses including traffic acquisition expenses; and (iii) rental expense, depreciation and amortization expenses. The Group expenses advertising costs as incurred. Total advertising and promotion expenses including traffic acquisition expenses were RMB117.9 million, RMB160.1 million and RMB329.7 million (US$50.7 million), for the years ended December 31, 2015, 2016 and 2017, respectively.

(s) Technology and product development expenses

Technology and product development expenses mainly consist of: (i) personnel-related expenses associated with the development of, enhancement to, and maintenance of the Group’s PC websites, mobile applications and mobile websites; (ii) expenses associated with new technology and product development and enhancement; and (iii) rental expense and depreciation of servers. The Group expenses technology and product development expenses as incurred for all the years presented.

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

The share-based awards to nonemployees are accounted for based on the fair value of the consideration received or the fair value of the award issued, whichever is more reliably measurable. Share-based compensation expense for share options granted to non-employees is measured at fair value at the earlier of the performance commitment date or the date service is completed and recognized over the period during which the service is provided. The Company applies the guidance in ASC 505-50 to re-measure share options granted to non-employees based on the then-current fair value at each reporting date until the service has been provided and the performance targets have been met.

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

Forfeiture rates are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. The Group uses historical data to estimate pre-vesting option and restricted share unit forfeitures and record share-based compensation only for those awards that are expected to vest. Refer to Note 17 for further information regarding share-based compensation assumptions and expenses.

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

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended December 31, 2015, 2016 and 2017. Refer to Note 15 for details of the Group’s tax positions.

(w) Employee social security and welfare benefits

The Company’s subsidiaries and consolidated VIEs in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Company’s subsidiaries and consolidated VIEs in the PRC to pay the local labor and social welfare authorities monthly contributions at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Company’s subsidiaries and consolidated VIEs in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as cost and expenses in the consolidated statements of comprehensive income were RMB75.6 million, RMB72.6 million and RMB79.4 million (US$12.2 million) for the years ended December 31, 2015, 2016 and 2017, respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(x) Other income — Others, net

Other income —Others, net mainly represent government subsidies which primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions. Such income has been recognized when the grants are received and no further conditions need to be met.

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

In accordance with the China Company Laws, those China-based subsidiaries of the Company that are considered under PRC law to be domestically funded enterprises, as well as the Company’s VIEs are required to make appropriations from their after-tax profit (as determined under PRC GAAP) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is at the discretion of the respective company.

General reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in the registered capital of the respective company. The Group has made appropriations of RMB4.3 million, RMB7.6 million and RMB3.3 million (US$0.5 million) to these funds for the years ended December 31, 2015, 2016 and 2017, respectively.

(z) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholders, or a related corporation.

(aa) Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2015, 2016 and 2017, respectively. The Group does not have any present plan to pay dividends in the foreseeable future. The Group currently intends to retain the available funds and future earnings to operate and expand its business.

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

Basic net income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares and contingently issuable shares outstanding during the period except that it does not include unvested restricted shares or repurchased ordinary shares subject to cancellation.

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

(ac) Treasury stock

The Company accounted for those shares repurchased as treasury stock at cost in accordance with ASC 505-30, Treasury Stock, and is shown separately in the shareholders’ equity if the Company has not yet decided on the ultimate disposition of those shares acquired. When the Company decides to cancel the treasury stock, the difference between the original issuance price and the repurchase price is debited into additional paid-in capital. Refer to Note 21 for details.

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

(ae) Segment reporting

The Group’s segments are business units that offer different services and are reviewed separately by the chief operating decision maker (the “CODM”) in deciding how to allocate resources and in assessing performance. The Group’s CODM has been identified as the Chief Executive Officer. As the Group’s long-lived assets and revenues are substantially located in and derived from the PRC, no geographical segments are presented.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(af) Recent accounting pronouncements

Revenue from Contracts with Customers. In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). This guidance supersedes current guidance on revenue recognition in Topic 605: Revenue Recognition. The new revenue standard is effective beginning on January 1, 2018, and early adoption is permitted. The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective approach), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective approach). The Group will adopt the new standard effective January 1, 2018, using the modified retrospective method. The cumulative effect of initially applying the guidance that will be recognized at the date of initial application is not expected to be material and the financial statements of prior periods will not be retrospectively adjusted. The Group has substantially completed the assessment and implementation work, and the main impact will be (1) the reclassification of sales taxes and surcharges from cost of revenues to a reduction of revenues, (2) revenues or expenses from some advertising barter transactions will be recognized beginning from January 1, 2018 in accordance with the new guidance, as the provision of Topic 605 exempting some advertising-for-advertising barter transactions, for which the fair value of the advertising services surrendered or received was not determinable, from being reported at fair value has been superseded. If presented net of sales taxes and surcharges, revenues for the year ended December 31, 2017 would have been approximately 8.5% lower than currently presented. Total revenues from advertising-for-advertising barter transactions not recognized in 2017 were RMB2.4 million (US$0.4 million), which would be recognized as revenues and increase the amount of revenues under Topic 606 beginning from January 1, 2018.

Recognition and Measurement of Financial Assets and Financial Liabilities. On January 5, 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, which amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. This amendment requires all equity investments to be measured at fair value, with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Group will apply the new standard beginning January 1, 2018 and recognize the changes in fair value for all equity investments other than those accounted for under equity method of accounting measured at fair value through net income/(loss). For investments in equity securities lacking of readily determinable fair values, the Group will elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes. The Group anticipates that the adoption of ASU 2016-01 will increase the volatility of its other income/(expense), net, as a result of the remeasurement of its equity securities upon the occurrence of observable price changes and impairments.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(af) Recent accounting pronouncements (continued)

Statement of Cash Flows (Topic 230): Restricted Cash. In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, and interim period within those fiscal years and is applied retrospectively. The Group has early adopted this guidance retrospectively. Accordingly, the item “changes in restricted cash” previously included in investing activities in the consolidated statements of cash flows for the years ended December 31, 2015 and 2016 with an amount of RMB125.0 million and RMB229.6 million, respectively, had been removed from cash flows from investing activities and included in beginning and ending cash, cash equivalents and restricted cash balances retrospectively. The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the balance sheet that sum to the total of the same such amounts shown in the statement of cash flows (in thousands).

	For the Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$

Cash and cash equivalents	310,669	202,694	362,862	55,771
Restricted cash	125,000	354,602	336,700	51,750
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	435,669	557,296	699,562	107,521

Business Combinations (Topic 805): Clarifying the Definition of a Business. In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The standard should be applied prospectively on or after the effective date. The Group is currently evaluating the impact of adopting this standard prospectively upon any transactions of acquisitions or disposals of assets or businesses and does not expect this standard to have a material impact on its consolidated financial statements.

Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting. In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting. The amendments in this Update provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period. The guidance should be applied prospectively to an award modified on or after the adoption date. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements and does not expect this standard to have a material impact on its consolidated financial statements.

3.  Certain Risks and Concentration

(a) Major customers

A significant portion of the Group’s MVAS is generated through and from CMCC, which is also a related party as CMCC is a shareholder of Phoenix TV. CMCC is a major mobile network operator in the PRC. It provides billing, collection and transmission services related to the paid services offered by most of the wireless service and content providers in the PRC. The revenues generated through and from CMCC for the years ended December 31, 2015, 2016 and 2017 were RMB309.3 million, RMB154.6 million and RMB172.2 million (US$26.5 million), respectively, which accounted for 19.2%, 10.7% and 10.9% of the respective years’ total revenues.

The amounts due from CMCC as of December 31, 2016 and 2017 were RMB48.8 million and RMB63.2 million (US$9.7 million), respectively, which is included on the consolidated balance sheets as “Amounts due from related parties”. Except for CMCC and an advertising agent, there is no other customer with revenues or receivables over 10% of total revenues or total accounts receivable, net and due from related parties, respectively.

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

As of December 31, 2017, the Group had an unsecured short-term loan granted to Particle recorded as convertible loans due from a related party of RMB102.6 million (US$15.8 million) and another unsecured short-term loan granted to Particle recorded in amounts due from related parties of RMB80.4 million (US$12.4 million).

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

In addition, the Group is required to obtain certain licenses to operate the Internet information services. As of the date of the annual report, the Group is in the process of applying for licenses for the certain operations of the businesses, including an Internet audio-visual program transmission license and an Internet news license. In 2017, approximately 92.6% of the Group’s total revenues were derived from business related to the above licenses. Without these licenses, the PRC government may order the Group to cease its services, which may cause significant disruption to the Group’s business operations.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

4.  Accounts Receivable, Net

The following table sets out the balance of accounts receivable as of December 31, 2016 and 2017 (in thousands):

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
Accounts receivable, gross	496,381	524,198	80,568
Allowance for doubtful accounts	(91,348)	(65,454)	(10,060)
Accounts receivable, net	405,033	458,744	70,508

The following table presents the movement of the allowance for doubtful accounts (in thousands):

	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Balance as of January 1,	23,767	58,846	91,348	14,040
Additional provision/(reversal) charged to bad debt expenses, net	46,990	47,762	(9,137)	(1,402)
Write-off of bad debt provision	(11,911)	(15,260)	(16,757)	(2,578)
Balance as of December 31,	58,846	91,348	65,454	10,060

The negative RMB9.1 million (US$1.4 million) charged to bad debt expenses in 2017 were mainly caused by the collection of previously fully-reserved receivables of RMB25.4 million (US$3.9 million), and partially offset by the addition of new bad debt provision of RMB16.3 million (US$2.5 million).

5.  Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets (in thousands):

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
Prepaid rental and deposits	5,176	3,339	513
Prepayments to suppliers and other business related expenses	51,767	47,355	7,278
Receivables related to exercise of employee options	5,126	4,405	677
Others	2,000	2,359	363
Total	64,069	57,458	8,831

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

6.  Property and Equipment, Net

The following is a summary of property and equipment, net (in thousands):

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
Computers, equipment and furniture	170,796	173,536	26,672
Motor vehicles	5,637	5,618	863
Leasehold improvements	40,758	38,767	5,958
Total	217,191	217,921	33,493
Less: accumulated depreciation	(145,104)	(153,467)	(23,587)
Net book value	72,087	64,454	9,906

Depreciation expenses for the years ended December 31, 2015, 2016 and 2017 were RMB38.1 million, RMB37.2 million and RMB32.2 million (US$4.9 million), respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

7.  Intangible Assets, Net

The following table summarizes the Group’s intangible assets, net (in thousands):

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
Software	22,786	22,764	3,499
Operating rights for licensed games	10,976	7,956	1,223
Domain name	54	54	8
Total	33,816	30,774	4,730
Less: accumulated amortization	(20,432)	(21,759)	(3,344)
impairment	(3,909)	(2,303)	(354)
Net book value	9,475	6,712	1,032

Amortization expenses for the years ended December 31, 2015, 2016 and 2017 were RMB7.4 million, RMB4.8 million and RMB3.4 million (US$0.5 million), respectively. Based on the current amount of intangible assets subject to amortization, the estimated amortization expenses for each of the following five years are as follows: 2018: RMB2.7 million, 2019: RMB2.3 million, 2020: RMB1.4 million, 2021: RMB0.3 million and 2022: RMB0.04 million.

In view of mobile games services through the Group’s own platforms below previous performance expectations, the Group performed an assessment on the intangible assets related to mobile game business and recorded an impairment charge against operating rights for licensed games of RMB3.8 million, RMB0.1 million and nil for the years ended December 31, 2015, 2016 and 2017, respectively.

8.  Available-for-sale Investments

As of December 31, 2014, including the Series B convertible redeemable preferred shares and ordinary shares of Particle Inc. (“Particle”) (see Note 9), the Company owned approximately 18.42% equity interest of Particle on an as-if converted basis.

In April 2015, the Company acquired Series C convertible redeemable preferred shares of Particle with a cash consideration of US$30.0 million (RMB183.5 million), and acquired additional ordinary shares and Class A ordinary shares from certain investors of Particle with a total cash consideration of US$27.6 million (RMB168.5 million). Following the transactions, also in April 2015, Particle repurchased all the ordinary shares and Class A ordinary shares held by the Company, including ordinary shares purchased by the Company in 2014, and issued to the Company one Series C convertible redeemable preferred share for each purchased ordinary share or Class A ordinary share. The gain on disposal of ordinary shares and Class A ordinary shares and acquisition of Series C convertible redeemable preferred shares was RMB4.6 million for the year ended December 31, 2015. As of December 31, 2015, the Company held Series B and Series C convertible redeemable preferred shares of Particle, which had been accounted for as available-for-sale investments, representing approximately 46.95% equity interest of Particle on an as-if converted basis.

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

In June 2017, Particle completed part of Series E financing activity with certain investors by issuing Series E convertible redeemable preferred shares and warrants. The Company did not participate in the Series E financing activity and its equity interest of Particle was partly diluted.

As of December 31, 2017, the Company held Series B, Series C and Series D1 convertible redeemable preferred shares, which had been accounted for as available-for-sale investments, representing approximately 41.8% equity interest of Particle on an as-if converted basis.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

8.  Available-for-sale Investments (Continued)

The Company has determined that its investments in Series B, Series C and Series D1 convertible redeemable preferred shares of Particle are not considered in-substance common stock but considered debt securities as the preferred shares of Particle are redeemable at the option of the Company and are therefore not within the scope of ASC 323 Equity Method and Joint Ventures. The Company’s investments in Series B, Series C and Series D1 convertible redeemable preferred shares of Particle are classified as available-for-sale investments and reported at fair value, which is estimated by management after considering valuation reports prepared by a reputable and independent appraisal firm on a recurring basis. As the Company does not expect to sell or redeem the Series B, Series C and Series D1 convertible redeemable preferred shares within one year, they are classified as long-term available-for-sale investments.

Total unrealized gains on available-for-sale investments recorded in accumulated other comprehensive income were RMB303.5 million and RMB625.0 million (US$96.1 million) as of December 31, 2016 and 2017, respectively. The fair value of available-for-sale investments in Particle were RMB939.4 million and RMB1,196.3 million (US$183.9 million) as of December 31, 2016 and 2017, respectively (see Note 19).

9.  Equity Investments

(a)                         Equity method investments

As of December 31, 2017, the Group’s investments accounted for under the equity method totaled RMB15.1 million (US$2.3 million) which mainly consisted of the investment in Beijing Fenghuang Tianbo Network Technology Co., Ltd. (“Tianbo”). The Group applies the equity method of accounting to account for its equity investments in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control.

As the Group has significant influence over financial and operating decision-making of Tianbo, the Group accounted for the 50% equity interests in Tianbo by using the equity method of accounting. As of December 31, 2016 and 2017, the carrying value of equity investment in Tianbo was RMB8.2 million and RMB15.1 million (US$2.3 million), respectively.

Despite holding 100% ordinary shares of Phoenix FM Limited (“Phoenix FM”), the Company accounts for its investment in Phoenix FM as an equity investment since the Company did not control Phoenix FM due to substantive participating rights that have been provided to IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P., who invested in preferred shares of Phoenix FM. As of December 31, 2016 and 2017, the carrying values of equity investment in Phoenix FM were nil and nil, respectively. In addition to the equity investment in Phoenix FM, there was a RMB15.2 million loan receivable due from Phoenix FM which was impaired with an impairment amount of RMB9.0 million recorded in “Loss from equity investments, including impairments” for the year ended December 31, 2015. In 2016, Phoenix FM repaid RMB7.2 million and the impairment for loan receivable due from Phoenix FM of approximately RMB1.0 million recorded in 2015 had been recovered.

In March 2016, Shenzhenshi Fenghuang Jingcai Network Technology Co., Ltd. (“Fenghuang Jingcai”) obtained additional capital injection from an independent third party, and the Group’s equity interest in Fenghuang Jingcai decreased from 45.06% to 31.54%. Since March 2015, Fenghuang Jingcai had suspended all of its online lottery ticket distribution businesses, in response to the Notice related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales, or the Self-Inspection Notice, which was jointly promulgated by the Ministry of Finance, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China. As of December 31, 2017, there has been no change in the Self-Inspection Notice. The management assessed that this regulatory change will continue to have negative impact to the cash flows of Fenghuang Jingcai in the future, and that the carrying value of Fenghuang Jingcai may not be fully recoverable. For the year ended December 31, 2015, the impairment of the equity investment in Fenghuang Jingcai recorded in the consolidated statements of comprehensive income was RMB3.2 million. As of December 31, 2016 and 2017, the carrying value of equity investment in Fenghuang Jingcai was nil.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

9.  Equity Investments (Continued)

(a)                         Equity method investments (continued)

As of December 31, 2014, the Company held 9.08% of Particle’s ordinary shares and accounted for such equity investment in Particle under the equity method. In April 2015, all the ordinary shares and Class A ordinary shares the Company purchased were converted to Series C convertible redeemable preferred shares and since then and as of December 31, 2016 and 2017, all the investments in Particle were in convertible redeemable preferred shares and had been accounted for as available-for sale investments (see Note 8).

In February 2015, the Group invested approximately RMB4.5 million in Hangzhou Qike Technology Co., Ltd. (“Hangzhou Qike”), a company engaged in providing risk management and credit control assessment based on big data analysis to enterprises and eventually directly to individual customers, and held 45% equity interest of this company. Based on the other-than-temporary impairment assessment on equity investments, the Group has made impairment provisions to investment in Hangzhou Qike in 2017, and as of December 31, 2016 and 2017, the carrying values of equity investment in Hangzhou Qike were RMB0.1 million and nil, respectively.

The Group no longer records share of losses in Phoenix FM, Fenghuang Jingcai and Hangzhou Qike, as the carrying value of equity investments in them had been reduced to zero. Meanwhile, the Group has no future obligations to fund Phoenix FM, Fenghuang Jingcai and Hangzhou Qike.

The Group summaries the condensed financial information of the Group’s equity method investments as a group below in accordance with Rule 4-08 of Regulation S-X (in thousands):

	For the Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Operating data:
Revenues	67,752	103,038	171,335	26,334
Gross profit	36,245	63,135	101,424	15,589
Net (loss)/income	(69,290)	(22,888)	2,562	394
PNM’s share of net (loss)/income, including impairments	(41,861)	(1,776)	6,796	1,045

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
Balance sheet data:
Current assets	58,883	161,295	24,791
Non-current assets	17,479	23,066	3,545
Current liabilities	103,590	204,697	31,461

Phoenix New Media Limited

Notes to Consolidated Financial Statements

9.  Equity Investments (Continued)

(b)                         Cost method investments

In January 2015, the Group acquired 5% equity interest of Beijing Phoenix Lilita Information Technology Co., Ltd. (“Lilita”), from a family member of the chairman of Phoenix TV, for an aggregate purchase consideration of RMB0.5 million. Lilita is principally engaged in P2P lending and reward-based crowd-funding businesses. In July 2016, Lilita completed Round A financing activity and the Group’s percentage of equity interest in Lilita decreased to 4.69%. Based on the other-than-temporary impairment assessment on equity investments, the Group has fully written down the whole investment in Lilita of RMB0.5 million (US$0.08 million) in 2017.

In April 2015, the Group acquired 0.3% equity interest of Lifeix Inc. (“Lifeix”) for an aggregate purchase consideration of US$1.0 million (RMB6.1 million). Lifeix is the operator of the life station websites L99.com and Lifeix.com. In December 2015, in view of business performance and near-term business outlook that were below management previous expectation, based on the other-than-temporary impairment assessment, the Group recorded the impairment loss of US$1.0 million (RMB6.4 million) to fully write down the equity investment in Lifeix.

In August 2017, the Group acquired 8% equity interest of Shenzhenshi Kuailai Technology Co., Ltd. (“Kuailai”) with a consideration of RMB0.2 million (US$0.04 million). Kuailai operates Xunhutai, a life-style information application in China.

10.  Convertible loans due from a related party

In January and April 2016, the Company granted two twelve-month unsecured short-term loans to Particle with a principal amount of US$10.0 million each at an interest rate of 4.35% per annum. In December 2016, the principals and the related accrued interests of the two loans with a total amount of US$20.7 million (RMB143.8 million) were converted into Series D1 convertible redeemable preferred shares of Particle at a conversion price of US$0.876847 per share.

In August 2016, the Company granted a new unsecured short-term loan to Particle with a principal amount of US$14.8 million (RMB98.1 million) at an interest rate of 4.35% per annum and with a term of no more than six months (the “August 2016 Loan”). The Company has the right to convert, at the Company’s option, all or a portion of the August 2016 Loan (including principal and interests) into Series D1 preferred shares to be issued by Particle on or before maturity date at a conversion price of US$1.071803 per share. In December 2016, the Company extended the terms of the August 2016 Loan from six months to twelve months. In August 2017, the Company extended the term of the August 2016 Loan from twelve months to eighteen months. As of December 31, 2017, the carrying value of the August 2016 Loan was RMB102.6 million (US$15.8 million).

11.  Other Non-Current Assets

The following is a summary of other non-current assets (in thousands):

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
Rental deposits	7,599	7,790	1,197
Non-current portion of prepayments to suppliers and other business related expenses	8,448	4,754	730
Total	16,047	12,544	1,927

12.  Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities are comprised of (in thousands):

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
Deposits from advertising agencies and customers	20,644	14,317	2,200
Accrued professional fees	7,413	6,441	990
Advertising and promotion expenses payables and accruals	24,913	88,545	13,609
General operating expenses payables and accruals	54,892	63,344	9,736
Others	3,187	606	93
Total	111,049	173,253	26,628

Phoenix New Media Limited

Notes to Consolidated Financial Statements

13.  Short-term Bank Loans

In April 2015, the Group entered into a loan facility agreement (the “First Heng Seng Facility”) with Hang Seng Bank in Hong Kong. According to the First Heng Seng Facility, the Group was authorized certain amounts of loans with maturity of twelve months, and the loans were required to be secured by RMB deposits in an onshore branch of Hang Seng Bank. In April 2015, the Group obtained short-term bank loans of US$20.2 million (RMB123.6 million) from Hang Seng Bank under the First Heng Seng Facility. The loans were repayable within twelve months and bore interest rate of London Inter-Bank Offered Rate (“LIBOR”) plus 1.0%.

In April 2016, the Group entered into a new loan facility agreement (the “Second Heng Seng Facility”) with Hang Seng Bank to replace the First Facility. According to the Second Heng Seng Facility, the authorized amounts was increased and the term of the short-term bank loans of US$20.2 million borrowed in April 2015 under the First Heng Seng Facility was extended for another twelve months from the date of its maturity. Concurrent with the extension, the Group obtained additional US$10.0 million (RMB64.8 million) short-term bank loan with maturity of twelve months under the Second Heng Seng Facility. In July 2016, the Group obtained another US$14.8 million (RMB99.2 million) short-term bank loan with maturity of twelve months under the Second Heng Seng Facility.

In November 2016, the Group entered into another loan facility (the “Third Heng Seng Facility”) with Hang Seng Bank and obtained US$6.9 million (RMB46.7 million) short-term bank loan with maturity of twelve months under the Third Heng Seng Facility with an interest rate of LIBOR plus 1.0%. Also in November 2016, the Group re-designated US$ denominated loans of US$51.9 million into RMB denominated loans of RMB354.6 million under the aforementioned facilities with Hang Seng Bank. The Group repaid all of the principal and interests of short-term bank loans from Hang Seng Bank in 2017.

As of December 31, 2016 and 2017, the Group had total short-term bank loans of RMB354.6 million and nil from Heng Seng Bank, respectively, and these short-term bank loans were secured by bank deposits of RMB354.6 million and nil, respectively. The pledged deposits were classified as restricted cash on the consolidated balance sheets.

In April 2016, the Group entered into a loan facility agreement (the “First CMB Facility”) with China Merchants Bank with maturity of twelve months. In December 2016, the Group obtained unsecured short-term bank loans of RMB4.0 million with an interest rate of 4.35% per annum under the First CMB Facility.

In March 2017, the Group entered into a new loan facility agreement (the “Second CMB Facility”) with China Merchants Bank and obtained RMB208.0 million (US$32.0 million) short-term bank loan with an interest rate of 6.3% per annum under the Second CMB Facility with maturity of twelve months. In June 2017, the Group obtained RMB102.0 million (US$15.7 million) short-term bank loan with an interest rate of 5.7% per annum with maturity of twelve months under the Second CMB Facility. In October 2017, the Group obtained RMB50.0 million (US$7.7 million) short-term bank loan with an interest rate of 5.5% per annum with maturity of twelve months under the Second CMB Facility. In November 2017, the Group repaid short-term bank loan from China Merchants Bank with a principal amount of RMB30.0 million (US$4.6 million).

As of December 31, 2016 and 2017, the Group had total short-term bank loans of RMB4.0 million and RMB330.0 million (US$50.7 million) from China Merchants Bank, respectively, and these short-term bank loans were secured by bank deposits of nil and RMB336.7 million (US$51.8 million), respectively. The pledged deposits were classified as restricted cash on the consolidated balance sheets.

14.  Cost of Revenues

The cost of revenues is as follows (in thousands):

	For the Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Revenue sharing fees	216,972	72,027	72,613	11,160
Content and operational costs	406,741	470,813	466,379	71,681
Bandwidth costs	83,171	64,200	55,050	8,461
Sales taxes and surcharges	122,502	119,767	133,155	20,466
Total	829,386	726,807	727,197	111,768

Phoenix New Media Limited

Notes to Consolidated Financial Statements

15.  Income Taxes

Income Tax Expense and Effective Tax Rate

The provisions for income tax expense are summarized as follows (in thousands):

	For the Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Current tax expense	36,915	32,433	20,936	3,218
Deferred tax benefit	(11,398)	(18,344)	(6,153)	(946)
Income tax expense	25,517	14,089	14,783	2,272

The components of income before tax and income tax expense for PRC and non-PRC operations are as follows (in thousands):

	For the Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Income arising from PRC operations	159,318	86,599	104,208	16,016
(Loss)/income arising from non-PRC operations	(61,416)	5,710	(55,001)	(8,453)
Income before tax	97,902	92,309	49,207	7,563
Income tax expense relating to PRC operations	25,510	13,806	14,739	2,265
Income tax expense relating to non-PRC operations	7	283	44	7
Income tax expense	25,517	14,089	14,783	2,272
Effective tax rate for PRC operations	16.0%	15.9%	14.1%	14.1%

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

PRC

The PRC Corporate Income Taxes Law (“CIT Law”) generally applies an income tax rate of 25% to all enterprises, but grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) and Software Enterprises. Under these preferential tax treatments, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years and Software Enterprises are entitled to an income tax exemption for two years beginning from its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years.

Fenghuang On-line had been qualified as an HNTE in November 2014 and August 2017, respectively, and was entitled to a preferential tax rate of 15%. Therefore, Fenghuang On-line was subject to a 15% income tax rate for the years from 2015 to 2017 and would be subject to a 15% income tax rate from 2018 to 2019.

Tianying Jiuzhou resubmitted applications for qualification and was approved as an HNTE in 2014 and 2017, respectively, and therefore, Tianying Jiuzhou was subject to a 15% income tax rate from 2015 to 2017 and would be subject to a 15% income tax rate from 2018 to 2019.

In 2012, Fenghuang Yutian was qualified as a Software Enterprise. As 2013 was the first year Fenghuang Yutian generated taxable profit, it was exempted from income taxes for the years 2013 and 2014, and was subject to a 12.5% income tax rate from 2015 to 2017. In 2017, Fenghuang Yutian had been qualified as an HNTE, and therefore Fenghuang Yutian would be subject to a 15% income tax rate from 2018 to 2019.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

15.  Income Taxes (Continued)

In 2016, Fenghuang Borui was qualified as a Software Enterprise. As 2016 was the first year Fenghuang Borui generated taxable profit, it was exempted from income taxes for the years 2016 and 2017, and would be subject to a 12.5% income tax rate from 2018 to 2020.

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

The PRC subsidiaries, VIEs and subsidiaries of VIEs have not paid dividends in the past and do not have any present plans to declare and pay any dividends on the Company’s ordinary shares or ADSs in the near future and the Group currently intends to retain most, if not all, of its available funds and any future earnings to operate and expand the business. Accordingly, the Company does not intend to have its PRC subsidiaries distribute any undistributed profits of such subsidiaries to their direct overseas parent companies, but rather intends that such profits will be permanently reinvested in such subsidiaries to further expand their business in the PRC. As of December 31, 2017, the Company did not record any withholding tax on the retained earnings of its foreign invested enterprises in the PRC. Aggregate undistributed earnings of the Group’s entities located in the PRC that were available for distribution to the Company as of December 31, 2016 and 2017 were approximately RMB1,030.2 million and RMB1,119.4 million (US$172.0 million), respectively. The amounts of the unrecognized deferred tax liability on the permanently reinvested earnings were RMB103.0 million and RMB111.9 million (US$17.2 million) as of December 31, 2016 and 2017, respectively.

Reconciliation of the Differences between Statutory Tax Rate and the Effective Tax Rate for PRC Operations

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for PRC operations for the years ended December 31, 2015, 2016 and 2017 is as follows (in thousands):

	For the Years Ended December 31,
	2015	2016	2017
	%	%	%
Statutory income tax rate	25.0	25.0	25.0
Permanent differences	(2.7)	(9.3)	(10.1)
Change in valuation allowance	(0.9)	7.8	2.9
Effect of preferential tax benefits	(6.3)	(11.4)	(6.6)
Uncertain tax positions	0.9	3.8	2.9
Effective income tax rate	16.0	15.9	14.1

Phoenix New Media Limited

Notes to Consolidated Financial Statements

15.  Income Taxes (Continued)

The combined effects of the income tax exemption and other preferential tax benefits available to the Group are as follows (in thousands, except per share data):

	For the Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Preferential tax rate effect	10,073	9,878	6,836	1,051
Basic net income per share effect	0.02	0.02	0.01	0.002

Deferred Tax Assets and Liabilities

The tax effects of temporary differences that give rise to the deferred tax assets and liabilities balances as of December 31, 2016 and 2017 are as follows (in thousands):

	As of December 31,
	2016*	2017	2017
	RMB	RMB	US$
Deferred tax assets - non-current:
Provision of allowance for doubtful accounts	21,910	17,717	2,724
Accrued payroll and expenses and others	27,172	29,225	4,492
Net operating loss carryforward	16,627	27,726	4,261
Less: valuation allowance	(11,402)	(14,208)	(2,184)
Total non-current deferred tax assets, net*	54,307	60,460	9,293

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
Deferred tax liabilities - non-current:
Equity investments acquired in disposal of subsidiaries	1,312	1,312	202

*In 2017, the Company adopted the guidance of ASU 2015-17 issued by FASB in November 2015, which requires entities to present deferred tax assets and deferred tax liabilities as noncurrent in a classified balance sheet. Pursuant to the guidance, the Company retrospectively reclassified RMB54.3 million of deferred tax assets from current assets to noncurrent assets in the balance sheets as of December 31, 2016.

As of December 31, 2017, the Group had net operating loss of approximately RMB140.9 million (US$21.7 million), which can be carried forward to offset future taxable income. Net operating loss carry forward of RMB0.7 million, RMB4.9 million, RMB7.5 million, RMB52.5 million and RMB75.3 million will expire in 2018, 2019, 2020, 2021 and 2022, respectively, if not utilized.

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

The following table sets forth the movement of the valuation allowance for deferred tax assets (in thousands):

	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Balance as of January 1,	7,101	4,676	11,402	1,753
Additions	2,121	6,838	6,164	947
Reversals	(4,546)	(112)	(3,358)	(516)
Balance as of December 31,	4,676	11,402	14,208	2,184

Phoenix New Media Limited

Notes to Consolidated Financial Statements

15.  Income Taxes (Continued)

Uncertain Tax Positions

A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax positions is as follows (in thousands):

	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Balance as of January 1,	16,867	18,368	21,723	3,339
Increase related to current year tax positions	1,501	3,355	2,991	459
Balance as of December 31,	18,368	21,723	24,714	3,798

The Group did not accrue any potential penalties and interest related to these uncertain tax positions for all years presented on the basis that the likelihood of penalties and interest being charged is not considered to be probable.

The amounts of uncertain tax positions listed above are based on the recognition and measurement criteria of ASC 740. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Group will record additional tax expense or tax benefit in the period in which such resolution occurs. The Group does not expect changes in uncertain tax positions recognized as of December 31, 2017 to be material in the next twelve months. In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2013 to 2017 remain subject to examination by tax authorities. There are no ongoing examinations by tax authorities as of December 31, 2017.

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

As of December 31, 2016, there were 254,909,790 and 317,325,360 Class A and Class B ordinary shares issued and outstanding, respectively. As of December 31, 2017, there were 260,001,486 and 317,325,360 Class A and Class B ordinary shares issued and outstanding, respectively.

17.  Share-based Compensation

Share-based compensation recognized in costs and expenses for the years ended December 31, 2015, 2016 and 2017 are as follows (in thousands):

	For the Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Cost of revenues	6,335	(4,367)	5,017	771
Sales and marketing expenses	3,043	(2,842)	1,877	288
General and administrative expenses	21,836	11,025	10,796	1,659
Technology and product development expenses	3,140	(1,926)	3,162	486
Total	34,354	1,890	20,852	3,204

The Company recognized share-based compensation, net of estimated forfeitures, on a graded-vesting basis over the vesting term of the awards. In 2016, the Company increased the forfeiture rate estimate for share-based awards based on the actual forfeiture rate. Due to the effects of changes to the forfeiture rate, share-based compensation for the year ended December 31, 2016 was reduced by RMB27.6 million. There was no income tax benefit recognized in the consolidated statements of comprehensive income for share-based compensation and the Company did not capitalize any of the share-based compensation as part of the cost of any asset in the years ended December 31, 2015, 2016 and 2017.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

17.  Share-based Compensation (Continued)

Share Options

In June 2008, the Company adopted the Share Option Scheme (the “June 2008 Scheme”) that provides for the granting of options to employees, directors and consultants to attract and retain the best available personnel and promote the success of the Group’s business. The June 2008 Scheme permits the grant of options to its eligible recipients for up to 10% of the ordinary shares in issue (the “Limit”) on the effective date of the June 2008 Scheme. The total number of ordinary shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the June 2008 Scheme and any other share option schemes of the Company shall not exceed 30% of the ordinary shares in issue from time to time. The Company may seek approval from its shareholders to refresh the Limit provided that the Limit as refreshed shall not exceed 10% of the ordinary shares of the Company in issue as at the date of approval, and options previously granted will not be counted for the purpose of calculating the Limit as refreshed. Any outstanding option lapse in accordance with the terms of the June 2008 Scheme will not be counted for the purpose of calculating the Limit. In August 2012, the Company’s shareholders approved to refresh the Limit, permitting the Company to grant no more than 31,410,107 additional options under the June 2008 Scheme.

The June 2008 Scheme will terminate automatically 10 years after its adoption, unless terminated earlier with the Company’s shareholders’ approval. Option awards are granted with an exercise price determined by the board of directors. Those option awards vest over a period of four years and expire in ten years.

With the approvals of the board of directors and shareholders of the Company and Phoenix TV, the Company implemented an option exchange program from October 21, 2016 to November 1, 2016, whereby the Company’s directors, employees and consultants exchanged options to purchase 21,011,951 Class A ordinary shares of the Company granted under the Company’s June 2008 Scheme with various exercise prices greater than US$0.4823 per share (or US$3.8587 per ADS) for new options granted by the Company under the same plan with a new exercise price of US$0.4823 per share and a new vesting schedule that generally adds 12 months to each original vesting date, and the new options would vest no sooner than May 1, 2017. The Company accounted for the option exchange program as option modification and recognized the total incremental share-based compensation of RMB12.1 million, of which RMB2.7 million and RMB5.9 million (US$0.9 million) were recognized in the years ended December 31, 2016 and 2017, respectively.

The Company granted 1,720,000 share options to one non-employee in September 2017 for the content related consulting services provided by him, which would vest over a period of four years and expire in ten years with a grant-date fair value of US$0.4648 per share. The share-based awards to nonemployees are accounted for based on the fair value of the consideration received or the fair value of the award issued, whichever is more reliably measurable. The Company applies the guidance in ASC 505-50 to re-measure share options granted to non-employees based on the then-current fair value at each reporting date until the service has been provided and the performance targets have been met.

A summary of the Company’s share option activities for the years ended December 31, 2015, 2016 and 2017 is presented below:

			Weighted Average
	Number of	Weighted Average	Remaining	Aggregate
	Options	Exercise Price	Contractual Life	Intrinsic Value
		US$	Years	US$ in Million
Outstanding as of January 1, 2015	50,267,007	0.79	8.2	17.6
Granted	8,020,000	0.92
Forfeited and expired	(8,379,197)	1.03
Exercised	(3,790,280)	0.36		1.5
Outstanding as of December 31, 2015	46,117,530	0.81	7.5	7.6
Granted	9,991,964	0.47
Forfeited and expired	(10,005,413)	0.94
Exercised	(1,658,946)	0.22		0.4
Outstanding as of December 31, 2016	44,445,135	0.43	7.1	1.8
Granted	7,255,000	0.42
Forfeited and expired	(7,319,500)	0.50
Exercised	(5,091,696)	0.37		2.1
Outstanding as of December 31, 2017	39,288,939	0.42	6.7	15.3
Exercisable as of December 31, 2017	20,643,961	0.39	5.1	8.7
Vested and expected to vest as of December 31, 2017	29,411,110	0.41	6.0	11.8

The aggregate intrinsic value of options outstanding, exercisable and vested and expected to vest as of December 31, 2017 was calculated as the difference between the Company’s closing stock price of US$6.49 per ADS, or US$0.8113 per share as of that date, and the exercise price of the underlying options. The aggregate intrinsic value of options exercised was calculated as the difference between the market value on the date of exercise and the exercise price of the underlying options.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

17.  Share-based Compensation (Continued)

As disclosed in Note 2(t), the Company’s share-based compensation is measured at the value of the award as calculated under the Black-Scholes option pricing model. The Company estimated the expected volatility at the date of grant based on average annualized standard deviation of the share price of comparable listed companies. The Company has no history or expectation of paying dividends on its ordinary shares. The Company estimated the expected term based on the vesting schedule and the exercise period of the options. Risk-free interest rates are based on the derived market yield of the US$ denominated Chinese government bonds for the term approximating the expected life of award at the time of grant. The assumptions used in determining the fair value of options granted during the years ended December 31, 2015, 2016 and 2017 are as follows:

For the Years Ended December 31,
	2015	2016	2017
Expected volatility rate	54.23%-54.32%	50.67%-55.65%	48.84%-57.06%
Expected dividend yield	—	—	—
Expected term (years)	5.91-6.16	3.91-6.16	3.13-6.16
Risk-free interest rate (per annum)	1.90%-1.98%	1.30%-1.55%	0.90%-1.92%

The weighted-average grant date fair value of options granted for the years ended December 31, 2015, 2016 and 2017 were US$0.46, US$0.23 and US$0.48, respectively.

During 2009, 2010 and 2011, some employees voluntarily left the Company and exercised their vested share options in exchange for future entitlement of the Company’s shares issuable after completion of the Company’s IPO and upon the request of the former employees. The proceeds from the exercise of these options could not be refunded to the former employees in any event, even if the Company did not complete an IPO. Accordingly, these share options are considered have been exercised and the proceeds have been included in the additional paid-in capital of the Company. The proceeds received from exercise of these options amounted to RMB1.5 million (US$0.2 million) as of December 31, 2017. The Company completed its IPO on May 17, 2011 and 5,026,615 shares have been issued to the former employees after that. There were 1,692,526 and 1,685,776 contingently issuable shares to be issued upon the former employees’ request as of December 31, 2016 and 2017, respectively.

For the years ended December 31, 2015, 2016 and 2017, the Company recognized share-based compensation net of forfeitures for options of RMB34.4 million, RMB1.9 million and RMB20.9 million (US$3.2 million), respectively.

As of December 31, 2017, there was RMB16.2 million (US$2.5 million) of unrecognized share-based compensation for options, adjusted for estimated forfeitures. The unrecognized share-based compensation is expected to be recognized over a weighted-average period of 2.7 years.

Restricted Share Units

In March 2011, the Company adopted the 2011 restricted share and restricted share unit scheme. On March 17, 2011, the Company granted 10,050,958 restricted share units to the employees. Those restricted share units vested over a period of four years and all had been vested by 2015.

A summary of restricted share units activity for the year ended December 31, 2015 is presented below:

		Weighted-Average
Restricted Share Units	Number of Units	Grant-Date Fair Value
		US$
Unvested as of January 1, 2015	32,500	1.07
Granted	—	—
Vested	(32,500)	1.07
Forfeited	—	—
Unvested as of December 31, 2015	—	—

Phoenix New Media Limited

Notes to Consolidated Financial Statements

17.  Share-based Compensation (Continued)

For the years ended December 31, 2015, 2016 and 2017, total share-based compensation recognized for restricted share units were RMB1.0 million, nil and nil, respectively.

As of December 31, 2016 and 2017, there was no unrecognized share-based compensation related to unvested restricted share units. The total fair value based on the respective vesting dates of the restricted share units vested were US$0.03 million, nil and nil during the years ended December 31, 2015, 2016 and 2017, respectively.

18.  Segments

The Group currently operates in two principal operating segments: net advertising services and paid services. Information provided to the CODM is at the gross margin level. The Group currently does not allocate operating expenses or assets to its segments, as its CODM does not use such information to allocate resources to or evaluate the performance of the operating segments.

The following table presents summarized information by segments (in thousands):

	For the Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Revenues
Net advertising services	1,226,516	1,232,210	1,353,480	208,026
Paid services	382,680	212,697	221,612	34,061
Total revenues	1,609,196	1,444,907	1,575,092	242,087
Cost of revenues
Net advertising services	(557,421)	(598,040)	(602,945)	(92,671)
Paid services	(271,965)	(128,767)	(124,252)	(19,097)
Total cost of revenues	(829,386)	(726,807)	(727,197)	(111,768)
Gross profit
Net advertising services	669,095	634,170	750,535	115,355
Paid services	110,715	83,930	97,360	14,964
Total gross profit	779,810	718,100	847,895	130,319

19.  Fair Value Measurements

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy (in thousands):

		Fair Value Measurements at Reporting Date Using
	Carrying Value on Balance Sheets	Quote Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
As of December 31, 2016:
Assets:
Term deposits and short term investments	781,298	22,198	759,100	—
Restricted cash	354,602	354,602	—	—
Available-for-sale investments	939,432	—	—	939,432
As of December 31, 2017:
Assets:
Term deposits and short term investments	737,657	12,807	724,850	—
Restricted cash	336,700	336,700	—	—
Available-for-sale investments	1,196,330	—	—	1,196,330

Phoenix New Media Limited

Notes to Consolidated Financial Statements

19.  Fair Value Measurements (Continued)

The following table sets forth the reconciliation of the fair value measurements of available-for-sale investments using significant unobservable inputs (level 3) from January 1, 2016 to December 31, 2017 (in thousands):

Fair Value Measurements Using Significant Unobservable Inputs
(Level 3)
RMB

Beginning balance as of January 1, 2016	513,994
Additional investments obtained from conversion of convertible loans	143,820
Change in fair value	247,336
Currency translation adjustment	34,282
Ending balance as of December 31, 2016	939,432
Change in fair value	321,538
Currency translation adjustment	(64,640)
Ending balance as of December 31, 2017	1,196,330

Restricted cash The Group’s restricted cash represents guarantee of banking facility which is restricted to withdrawal or usage. The fair values of restricted cash are determined based on the pervasive interest rate in the market. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 1 of fair value measurement.

Term deposits The fair values of term deposits placed with banks with original maturity of more than three months and up to one year are determined based on the pervasive interest rates in market as stated in the contracts with the banks. The Group classifies the valuation techniques that use the interest rates input as Level 1 of fair value measurement.

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

Available-for-sale investments Available-for-sale investments represent the investments of convertible redeemable preferred shares in Particle. In accordance with ASC 820, the Group measures available-for-sale investments at fair value on a recurring basis. The fair values of the Group’s available-for-sale investments are determined based on the discounted cash flow model using the discount curve of market interest rates. The Group classifies the valuation techniques that use unobservable inputs as Level 3 of fair value measurements.

The key inputs used in valuation of available-for-sale investments as of December 31, 2016 and 2017 were as follow:

	As of December 31,
	2016	2017
Discount rate	23.0%	23.0%
Lack of marketability discount (“DLOM”)	25.0%	25.0%
Volatility	47.0%	45.3%
Revenue growth rate	10.0%-349.0%	5.0%-93.8%
Terminal growth rate	3.0%	3.0%

Phoenix New Media Limited

Notes to Consolidated Financial Statements

19.  Fair Value Measurements (Continued)

The following are other financial instruments not measured at fair value in the balance sheets but for which the fair value is estimated for disclosure purposes.

Short-term receivables and payables Accounts receivable, prepayment and other current assets, and amounts due from related parties are financial assets with carrying values that approximate fair value due to their short term nature. Accounts payable, amounts due to related parties, salary and welfare payable, and accrued expenses and other current liabilities are financial liabilities with carrying values that approximate fair value due to their short term nature.

Convertible loans due from a related party Convertible loans due from a related party represent short-term loans advanced to a related party of which the Group may at its option convert all or a portion into preferred shares. The fair value of the convertible loans due from a related party was based on the discounted cash flow model. As of December 31, 2016 and 2017, the estimated fair value of convertible loans was US$15.8 million and US$17.3 million (RMB112.6 million), respectively. The Group classifies the valuation techniques that use unobservable inputs as Level 3 of fair value measurements. The key inputs used in the valuation of convertible loans due from a related party were the same as the key inputs in the valuation of available-for-sale investments.

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

20.  Net Income per Share

The following table sets forth the computation of basic and diluted net income per share for the years indicated (amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data):

	For the Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Net income per Class A and Class B ordinary share - basic:
Numerator:
Net income attributable to Phoenix New Media Limited	73,584	80,611	37,472	5,759
Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding	569,058,424	571,298,943	573,096,266	573,096,266
Weighted average number of contingently issuable shares	2,189,299	2,222,593	1,690,621	1,690,621
Denominator used in computing net income per share — basic	571,247,723	573,521,536	574,786,887	574,786,887
Net income per Class A and Class B ordinary share — basic	0.13	0.14	0.07	0.01
Net income per Class A and Class B ordinary share - diluted:
Numerator:
Net income attributable to Phoenix New Media Limited	73,584	80,611	37,472	5,759
Denominator:
Denominator used in computing net income per share — basic	571,247,723	573,521,536	574,786,887	574,786,887
Share-based awards	9,537,533	3,516,370	15,647,020	15,647,020
Denominator used in computing net income per share — diluted	580,785,256	577,037,906	590,433,907	590,433,907
Net income per Class A and Class B ordinary share — diluted	0.13	0.14	0.06	0.01
Net income per ADS (1 ADS represents 8 Class A ordinary shares):
Denominator used in computing net income per ADS — basic	71,405,965	71,690,192	71,848,361	71,848,361
Denominator used in computing net income per ADS — diluted	72,598,157	72,129,738	73,804,238	73,804,238
Net income per ADS — basic	1.03	1.12	0.52	0.08
Net income per ADS — diluted	1.01	1.12	0.51	0.08

Phoenix New Media Limited

Notes to Consolidated Financial Statements

20.  Net Income per Share (Continued)

The Company has included 2,189,299, 2,222,593 and 1,690,621 contingently issuable shares in the denominator used in computing basic and diluted net income per share for the years ended December 31, 2015, 2016 and 2017, respectively. These shares are contingently issuable upon the holders’ request without other substantive conditions and for no further consideration. There were 29,572,888, 30,953,329 and 2,223,005 options to purchase ordinary shares have been excluded from the computation of diluted net income per share for the years ended December 31, 2015, 2016 and 2017, respectively, as their effects would be anti-dilutive.

21.  Treasury Stock

In May 2014, the Company’s board of directors approved a new share repurchase program (“New Share Repurchases Program”), under which the Company was authorized to repurchase up to US$50.0 million worth of its outstanding ADSs for a period not to exceed twelve months.

As of December 31, 2015, the Company had completed the New Share Repurchases Program and repurchased 5,368,144 ADSs from the open market for a total consideration of US$50.0 million (RMB307.2 million). All treasury stocks repurchased were cancelled for an aggregate consideration of US$50.3 million (RMB308.9 million) including cancellation fees of US$0.3 million (RMB1.7 million) in 2015.

22.  Commitments and Contingencies

(a) Commitments

As of December 31, 2017, future minimum commitments under non-cancelable agreements were as follows (in thousands):

	Rental	Bandwidth Purchases	Cooperation with Phoenix TV Group	Content Purchases	Property and Equipment, and Intangible Assets	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
2018	37,224	8,132	9,016	29,900	970	5,469	90,711
2019	32,654	2,191	6,812	11,420	752	1,850	55,679
2020	30,917	2,191	1,301	509	—	125	35,043
2021	31,992	2,191	—	319	—	—	34,502
2022 and thereafter	17,178	1,187	—	2,844	—	—	21,209
Total	149,965	15,892	17,129	44,992	1,722	7,444	237,144

The amounts of cooperation with Phoenix TV Group are calculated according to the New Agreements (see Note 2(a)).

The rental expenses were approximately RMB41.1 million, RMB39.4 million and RMB37.0 million (US$5.7 million) during the years ended December 31, 2015, 2016 and 2017, respectively, and were charged to the consolidated statements of comprehensive income when incurred.

The Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2016 and 2017.

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

In relation to one of the claims in 2016 about the infringement of copyright and unauthorized selling on the Group’s website and mobile applications for a piece of literature work, the related claim for damage was approximately RMB235.8 million, however, the actual income the Group generated from such literature work was less than RMB1,500. This claim was withdrawn by the plaintiffs in January 2018. In April 2018, the Group received notices from the local court that the plaintiffs have filed a lawsuit against it again for the same claim, with the related claim for damages reduced to approximately RMB99.8 million. As of the date of this annual report, this case is still pending. As litigation is subject to inherent uncertainties and this case is at its preliminary stage, and based on the legal advice, the Group is currently unable to make an estimation of the amount of the reasonably possible loss or range of possible loss, if any. However, the Group’s view of these matters may change in the future and will review the need for any such liability on a regular basis.

Litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. There exists the possibility of a material adverse impact on the Group’s financial position, results of operations or cash flows for the period in which the unfavorable outcome occurs, and potentially in future periods.

(c) Long-term Liabilities for Uncertain Tax Positions

As mentioned in Note 15, as of December 31, 2016 and 2017, the Group had recorded uncertain tax positions of RMB21.7 million and RMB24.7 million (US$3.8 million), respectively.

23.  Related Party Transactions

The table below sets forth the major related parties and their relationships with the Group:

Related Parties	Relationships with the Group
Entities within the non US listed part of the Phoenix TV Group	Under common control by Phoenix TV
CMCC	A shareholder of Phoenix TV
Beijing Phoenix Lilita Information Technology Co., Ltd. (“Lilita”)	Cost method investee, related party of Phoenix TV Group
Particle Inc. (“Particle”)	Available-for-sale method investee, with a common director of the Company
Beijing Fenghuang Tianbo Network Technology Co., Ltd. (“Tianbo”)	Equity method investee
Phoenix FM Limited (“Phoenix FM”)	Equity method investee
Shenzhenshi Fenghuang Jingcai Network Technology Co., Ltd. (“Fenghuang Jingcai”)	Equity method investee
Hangzhou Qike Technology Co., Ltd.	Equity method investee
Lifeix Inc.	Cost method investee
Shengzhen Kuailai Technology Co., Ltd. (“Kuailai”)	Cost method investee
Mr. Gao Ximin and Mr. Qiao Haiyan	Legal shareholders of Tianying Jiuzhou and employees of the Group
Mr. He Yansheng	Legal shareholder of Yifeng Lianhe and employee of the Group
Mr. Wu Haipeng and Mr. He Yansheng	Legal shareholders of Chenhuan and employees of the Group

Phoenix New Media Limited

Notes to Consolidated Financial Statements

23.  Related Party Transactions (Continued)

In addition to those disclosed elsewhere in the financial statements, the Group had the following significant related party transactions during the years ended December 31, 2015, 2016 and 2017 (in thousands):

Transactions with the Non US Listed Part of Phoenix TV Group:

	For the Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Content provided by Phoenix TV Group	(4,730)	(7,447)	(12,090)	(1,858)
Data line services provided by Phoenix TV Group	(180)	—	—	—
Advertising and promotion expenses charged by Phoenix TV Group	(1,788)	(1,277)	(23)	(4)
Corporate administrative expenses charged by Phoenix TV Group	(1,750)	(195)	(2,676)	(411)
Trademark license fees charged by Phoenix TV Group	(62)	(65)	(3,569)	(549)
Project cost charged by Phoenix TV Group	(55)	—	(1,217)	(187)
Revenues earned from Phoenix TV Group	16,510	10,356	9,454	1,453

Transactions with CMCC:

	For the Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Advertising revenues earned from CMCC	35,787	31,956	33,491	5,147
Paid services revenues earned from and through CMCC	273,510	122,672	138,712	21,320
Revenue sharing fees and bandwidth costs charged by CMCC	(44,359)	(20,941)	(43,604)	(6,702)

Transactions with Investees:

	For the Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Loans provided to Phoenix FM	8,000	—	—	—
Advances provided to/(repaid by) Phoenix FM	71	(102)	—	—
Loans repaid by Phoenix FM	—	(7,056)	—	—
Revenues earned through Phoenix FM	—	—	855	131
Advertising revenues earned from Tianbo	4,384	13,482	13,869	2,132
Advances provided to/(repaid by) Tianbo	1,177	(1,177)	29	4
Advertising revenues earned from Lilita	14,414	42,619	10,000	1,537
Brand license authorization revenues earned from Lilita	3,155	172	161	25
Advertising resources provided by Tianbo	(39)	(670)	—	—
Advances provided to Fenghuang Jingcai	409	19	—	—
Loans provided to Particle and related interest income including the effect of foreign exchange	—	50,337	87,514	13,451
Loans repaid by Particle	—	—	(48,747)	(7,492)
Issuance of convertible loans to Particle and related interest income including the effect of foreign exchange	—	248,249	(1,799)	(277)
Corporate administrative expenses charged by Particle	—	—	(725)	(111)
Sales of assets to Particle at carrying value	—	—	4,740	729
Revenue sharing fees charged by investees	—	—	(111)	(17)

Phoenix New Media Limited

Notes to Consolidated Financial Statements

23.  Related Party Transactions (Continued)

As of December 31, 2016 and 2017, the amounts due from and due to related parties were as follows (in thousands):

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
Amounts due from related parties:
Due from CMCC	48,831	63,216	9,716
Due from Phoenix TV Group	31,509	10,520	1,617
Due from Particle	50,337	89,323	13,729
Due from other investees, net	25,583	24,155	3,712
Total	156,260	187,214	28,774
Amounts due to related parties:
Due to CMCC	249	4,043	621
Due to Phoenix TV Group	17,724	8,657	1,331
Due to Others	747	1,440	221
Total	18,720	14,140	2,173

The amounts due from Phoenix TV Group represent accounts receivable from Phoenix TV Group for the advertising services provided to its customers, and the amounts due to Phoenix TV Group represent resources or services provided by Phoenix TV Group, expenses paid by Phoenix TV Group on behalf of the Group, and expenses charged by Phoenix TV Group under the cooperation agreements (see Note 2 (a)).

Considering the doubts on the collection of receivable, the Group made bad debt provision to receivable from Tianbo with a total amount of RMB14.7 million (US$2.3 million) and bad debt provision to receivable from Lilita with a total amount of RMB1.0 million (US$0.2 million) in 2017, which were reduced from amounts due from related parties.

The Group granted a US$6.8 million (RMB45.9 million) loan to Particle in November 2016 at an interest rate of 9% per annum and with a term of six months (the “November 2016 Loan”). In December 2016, the Group revised and extended the term of the November 2016 Loan from six months to twelve months. In January 2017, the Group granted another unsecured RMB74.0 million (US$10.8 million) loan to Particle at an interest rate of 9.0% per annum and with maturity of twelve months (the “January 2017 Loan”). In November 2017, Particle repaid all of the principal and interests of the November 2016 Loan. As of December 31, 2016 and 2017, the carrying value of the loans granted to Particle recorded in amounts due from related parties was RMB47.8 million and RMB80.4 million (US$12.4 million), respectively.

For the years ended December 31, 2016 and 2017, total interest income arising from loans provided to Particle, convertible loans due from Particle and bank interest expenses incurred by the Company but borne by Particle was RMB9.1 million and RMB23.1 million (US$3.5 million), respectively.

24.  Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs incorporated in the PRC are required to annually appropriate 10% of their net after-tax income to the general reserve fund or the statutory surplus fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, and in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), General Notes to Financial Statements , the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which the restricted portion amounted to approximately RMB551.8 million and RMB554.3 million (US$85.2 million) as of December 31, 2016 and 2017, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to the Company’s shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), General Notes to Financial Statements and concluded that it was applicable for the Company to disclose its condensed financial information for the year ended December 31, 2017. For the purposes of presenting the Company’s separate financial information, the Company records its investments in its subsidiaries and VIEs under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investments using equity accounting” and “Share of profit of investments using equity accounting, including impairments” in the condensed statements of comprehensive income. See Note 26 for the Company’s information.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

25.  Subsequent Events

In January 2018, the Company’s board of directors authorized to extend the terms of two loans previously granted to Particle by six months, while the other terms and conditions would remain the same. One of the two loans was the August 2016 Loan (see Note 10), which will mature in August 2018 after the extension, and the other loan was the January 2017 Loan (see Note 23), which will mature in July 2018 after the extension. The expiration date of the Company’s right to convert all or a portion of the August 2016 Loan (including principal and interests) into Series D1 preferred shares to be issued by Particle has also been extended to August 9, 2018.

In April 2018, the Company announced a loan assignment agreement among the Company, Particle and Long De Cheng Zhang Culture Communication (Tianjin) Co., Ltd. (“Long De”), pursuant to which the Company would assign to Long De or its designated affiliates the Company’s rights under the August 2016 Loan and Long De or its affiliates should pay the Company an assignment price of approximately US$17.0 million.

26.  Additional Information - Condensed Financial Statements of the Company

The condensed financial statements of Phoenix New Media Limited have been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04.

The Company records its investments in subsidiaries and VIEs under the equity method of accounting. Such investments are presented on the balance sheets as “Investments using equity accounting”, and the profit of subsidiaries and VIEs is presented as “Share of profit of investments using equity accounting, including impairments” in the statement of comprehensive income.

As of December 31, 2016 and 2017, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those, if any, which have been separately disclosed in the consolidated financial statements.

26.  Additional Information - Condensed Financial Statements of the Company (Continued)

Phoenix New Media Limited

Condensed Financial Information of the Company

Balance Sheets

(Amounts in thousands, except for number of shares and per share data)

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	32,731	41,208	6,334
Amounts due from related parties	50,343	8,702	1,336
Amounts due from subsidiaries and VIEs	228,050	215,018	33,048
Prepayments and other current assets	1,565	920	141
Convertible loans due from a related party	104,429	102,631	15,774
Total current assets	417,118	368,479	56,633
Non-current assets:
Investments using equity accounting	1,251,578	1,314,191	201,988
Available-for-sale investments	939,432	1,196,330	183,873
Total non-current assets	2,191,010	2,510,521	385,861
Total assets	2,608,128	2,879,000	442,494
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Amounts due to related parties	4,609	—	—
Amounts due to subsidiaries and VIEs	435,724	369,955	56,861
Accrued expenses and other current liabilities	2,027	1,506	231
Total current liabilities	442,360	371,461	57,092
Total liabilities	442,360	371,461	57,092
Shareholders’ equity:
Class A ordinary shares (US$0.01 par value, 680,000,000 shares authorized; 254,909,790 and 260,001,486 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	16,843	17,180	2,641
Class B ordinary shares (US$0.01 par value, 320,000,000 shares authorized; 317,325,360 and 317,325,360 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	22,053	22,053	3,389
Additional paid-in capital	1,555,511	1,587,575	244,006
Statutory reserves	77,946	81,237	12,486
Retained earnings	195,069	229,250	35,235
Accumulated other comprehensive income	298,346	570,244	87,645
Total shareholders’ equity	2,165,768	2,507,539	385,402
Total liabilities and shareholders’ equity	2,608,128	2,879,000	442,494

26. Additional Information - Condensed Financial Statements of the Company (Continued)

Phoenix New Media Limited

Condensed Financial Information of the Company

Statements of Comprehensive Income

(Amounts in thousands)

	For the Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Operating expenses:
General and administrative expenses	(10,783)	(8,649)	(9,027)	(1,387)
Total operating expenses	(10,783)	(8,649)	(9,027)	(1,387)
Loss from operations	(10,783)	(8,649)	(9,027)	(1,387)
Other income:
Interest income	4,625	10,016	16,953	2,606
Foreign currency exchange (loss)/gain	(4,948)	2,512	(746)	(115)
Gain on disposal of an equity investment and acquisition of available-for-sale investments	4,643	—	—	—
Others, net	6,242	2,476	2,488	382
Share of profit of investments using equity accounting, including impairments	73,805	74,256	27,804	4,273
Net income	73,584	80,611	37,472	5,759
Other comprehensive income	38,682	275,005	271,898	41,789
Comprehensive income	112,266	355,616	309,370	47,548

26. Additional Information - Condensed Financial Statements of the Company (Continued)

Phoenix New Media Limited

Condensed Financial Information of the Company

Statements of Cash Flows

(Amounts in thousands)

	For the Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net cash used in operating activities	(8,754)	(2,323)	(8,078)	(1,242)
Cash flows from investing activities:
Placement of term deposits and short term investments	(83,854)	—	(93,970)	(14,443)
Maturity of term deposits and short term investments	—	83,854	93,970	14,443
Investments in available-for-sale investments	(352,008)	—	—	—
Issuance of convertible loans to a related party	—	(228,280)	—	—
Loans provided to a related party	—	(45,865)	—	—
Loans repaid by a related party	—	—	53,058	8,155
Investments in investments using equity accounting	(35,757)	(3,554)	—	—
Net cash (used in)/provided by investing activities	(471,619)	(193,845)	53,058	8,155
Cash flows from financing activities:
Borrowings from subsidiaries and VIEs	212,435	212,441	—	—
Payment to subsidiaries and VIEs	—	—	(48,871)	(7,511)
Proceeds from exercise of stock options	6,944	2,436	12,368	1,901
Repurchase of ordinary shares	(66,417)	—	—	—
Net cash provided by/(used in) financing activities	152,962	214,877	(36,503)	(5,610)
Net (decrease)/increase in cash and cash equivalents	(327,411)	18,709	8,477	1,303
Cash and cash equivalents at the beginning of the year	341,433	14,022	32,731	5,031
Cash and cash equivalents at the end of the year	14,022	32,731	41,208	6,334