Form 20-F
period 2018-12-31
Phoenix New Media Ltd
filed 2019-04-26
CIK 1509646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

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

264,824,592 Class A ordinary shares were outstanding as of December 31, 2018
317,325,360 Class B ordinary shares were outstanding as of December 31, 2018

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrat was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

FISCAL YEAR ENDED DECEMBER 31, 2018

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

•          “Fenghuang On-line” refers to Fenghuang On-line (Beijing) Information Technology Co., Ltd., a wholly foreign-owned PRC entity;

•          “Fengyu Network” refers to Beijing Fengyu Network Technology Co., Ltd., a PRC domestic company and a subsidiary of Chenhuan.

•          “Huanyou Tianxia” refers to Beijing Huanyou Tianxia Technology Co., Ltd., a PRC domestic company and an indirect subsidiary of Tianying Jiuzhou;

•          “Qieyiyou” refers to Qieyiyou (Beijing) Information Technology Co., Ltd., a wholly foreign-owned PRC entity;

•          “ordinary shares” refer to our Class A ordinary shares and Class B ordinary shares, collectively;

•          “Phoenix TV” refers to Phoenix Media Investment (Holdings) Limited;

•          “Phoenix TV (BVI)” refers to Phoenix Satellite Television (B.V.I) Holding Limited, a wholly owned direct subsidiary of Phoenix TV, which directly owned 54.5% of our share capital as of March 31, 2019.

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

This annual report contains statistical data that we obtained from various government and private publications, as well as a database issued by Shanghai iResearch Co., Ltd., a third-party PRC consulting and market research firm focused on Internet media markets. We have not independently verified the data in these reports and database. Statistical data in these publications also include projections based on a number of assumptions. If any one of the assumptions underlying the statistical data turns out to be incorrect, actual results may differ from the projections based on these assumptions.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2016, 2017 and 2018, and as of December 31, 2017 and 2018.

Our ADSs are listed on the New York Stock Exchange under the symbol “FENG.”

PART I

ITEM 1.                                                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.                                                KEY INFORMATION

A.                     Selected Financial Data

The selected consolidated financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report on Form 20-F. The selected consolidated statements of comprehensive income/(loss) data for the years ended December 31, 2016, 2017 and 2018 and the selected consolidated balance sheet data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report on Form 20-F. The selected consolidated statements of comprehensive income/(loss) data for the years ended December 31, 2014 and 2015 and the selected balance sheet data as of December 31, 2014, 2015 and 2016 have been derived from our audited financial statements not included in this annual report on Form 20-F. The historical results are not necessarily indicative of results to be expected in any future period.

	For the Years Ended December 31,
	2014	2015	2016	2017	2018*
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except for number of shares and per share (or ADS) data)
Consolidated Statements of Comprehensive Income/(Loss) Data
Revenues:
Net advertising revenues	1,190,158	1,226,516	1,232,210	1,353,480	1,198,271	174,281
Paid services revenues	447,702	382,680	212,697	221,612	179,108	26,050
Total revenues	1,637,860	1,609,196	1,444,907	1,575,092	1,377,379	200,331
Cost of revenues (1)	(781,632)	(829,386)	(726,807)	(727,197)	(596,548)	(86,764)
Gross profit	856,228	779,810	718,100	847,895	780,831	113,567
Operating expenses (1) :
Sales and marketing expenses	(330,777)	(346,133)	(339,171)	(493,664)	(537,562)	(78,185)
General and administrative expenses	(137,818)	(183,989)	(181,677)	(146,923)	(162,568)	(23,645)
Technology and product development expenses	(149,996)	(170,714)	(161,880)	(192,325)	(204,723)	(29,776)
Total operating expenses	(618,591)	(700,836)	(682,728)	(832,912)	(904,853)	(131,606)
Income/(loss) from operations	237,637	78,974	35,372	14,983	(124,022)	(18,039)
Other income, net**	72,859	18,928	56,937	34,224	78,515	11,420
Income/(loss) before tax	310,496	97,902	92,309	49,207	(45,507)	(6,619)
Income tax expense	(48,377)	(25,517)	(14,089)	(14,783)	(20,105)	(2,924)
Net income/(loss)	262,119	72,385	78,220	34,424	(65,612)	(9,543)
Net loss attributable to noncontrolling interests	972	1,199	2,391	3,048	2,390	348
Net income/(loss) attributable to Phoenix New Media Limited	263,091	73,584	80,611	37,472	(63,222)	(9,195)
Net income/(loss)	262,119	72,385	78,220	34,424	(65,612)	(9,543)
Other comprehensive income, net of tax: fair value remeasurement for available-for-sale debt investments	40,283	15,869	247,336	321,538	566,320	82,368
Other comprehensive (loss)/income, net of tax: foreign currency translation adjustment	4,503	22,813	27,669	(49,640)	51,794	7,533
Comprehensive income	306,905	111,067	353,225	306,322	552,502	80,358
Comprehensive loss attributable to noncontrolling interests	972	1,199	2,391	3,048	2,390	348
Comprehensive income attributable to Phoenix New Media Limited	307,877	112,266	355,616	309,370	554,892	80,706
Net income/(loss) attributable to Phoenix New Media Limited	263,091	73,584	80,611	37,472	(63,222)	(9,195)
Net income/(loss) per Class A and Class B ordinary share:
Basic	0.44	0.13	0.14	0.07	(0.11)	(0.02)
Diluted	0.43	0.13	0.14	0.06	(0.11)	(0.02)
Net income/(loss) per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	3.52	1.03	1.12	0.52	(0.87)	(0.13)
Diluted	3.42	1.01	1.12	0.51	(0.87)	(0.13)
Weighted average number of Class A and Class B ordinary shares used in computing net income/(loss) per share:
Basic	597,616,623	571,247,723	573,521,536	574,786,887	581,084,453	581,084,453
Diluted	614,620,110	580,785,256	577,037,906	590,433,907	581,084,453	581,084,453

Note:

*                 Beginning from January 1, 2018, we adopted a new accounting standard of ASC 606, Revenue from Contracts with Customers, by applying the modified retrospective method. The financial data presented in our financial statements for the year ended December 31, 2018 are prepared in accordance with such new revenue accounting standard while all financial data presented for the years ended December 31, 2014, 2015, 2016 and 2017 are prepared in accordance with ASC 605, Revenue Recognition.

**          Other income, net generally reflects government subsidies, interest income, interest expense, foreign currency exchange gain or loss, income/(loss) from equity method investments, net of impairments, and others, net.

(1)         Includes share-based compensation as follows:

	For the Years Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Allocation of share-based compensation:
Cost of revenues	16,295	6,335	(4,367)	5,017	3,750	545
Sales and marketing expenses	10,200	3,043	(2,842)	1,877	2,360	343
General and administrative expenses	20,927	21,836	11,025	10,796	5,072	738
Technology and product development expenses	5,759	3,140	(1,926)	3,162	2,807	408
Total share-based compensation included in cost of revenues and operating expenses	53,181	34,354	1,890	20,852	13,989	2,034

	As of December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	1,285,847	310,669	202,694	362,862	174,024	25,311
Term deposits and short term investments	40,000	769,681	781,298	737,657	912,594	132,731
Accounts receivable, net	493,569	506,351	405,033	458,744	484,113	70,411
Total current assets	2,038,343	1,894,953	2,068,385	2,243,266	2,020,570	293,879
Total assets	2,326,830	2,567,206	3,168,542	3,599,108	4,630,719	673,510
Current liabilities	591,993	742,840	983,079	1,071,931	1,073,267	156,100
Non-current liabilities	18,179	19,680	23,035	26,026	167,091	24,303
Total liabilities	610,172	762,520	1,006,114	1,097,957	1,240,358	180,403
Total shareholders’ equity	1,716,658	1,804,686	2,162,428	2,501,151	3,390,361	493,107

	For the Years Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Non-GAAP gross profit (2)	872,523	786,145	713,733	852,912	784,581	114,112
Non-GAAP income/(loss) from operations (2)	290,818	113,328	37,262	35,835	(110,033)	(16,005)
Non-GAAP adjusted net income/(loss) attributable to Phoenix New Media Limited (3)	305,150	145,156	84,277	52,028	(54,585)	(7,939)

Notes:

(2)                  Non-GAAP gross profit and non-GAAP income/(loss) from operations are both non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding share-based compensation.

(3)                  We define non-GAAP adjusted net income/(loss) attributable to Phoenix New Media Limited as net income/(loss) attributable to Phoenix New Media Limited excluding share-based compensation, income or loss from equity method investments, net of impairments, gain on disposal of subsidiaries and acquisition of equity investments, and gain on disposal of an equity investment and acquisition of available-for-sale debt investments.

We believe the separate analysis and exclusion of the following non-GAAP to GAAP reconciling items add clarity to the constituent parts of our performances. We review non-GAAP gross profit, non-GAAP income/(loss) from operations and non-GAAP adjusted net income/(loss) attributable to Phoenix New Media Limited together with gross profit, income/(loss) from operations and net income/(loss) attributable to Phoenix New Media Limited to obtain a better understanding of our operating performance. We use these non-GAAP financial measures for planning and forecasting and measuring results against the forecast. Using these non-GAAP financial measures to evaluate our business allows us and our investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our investors. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of items like share-based compensation, income or loss from equity method investments, net of impairments, which have been and will continue to be significant recurring items, and without the effect of gain on disposal of subsidiaries and acquisition of equity investments, and gain on disposal of an equity investment and acquisition of available-for-sale debt investments, which have been significant and one-time items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact our gross profit, income from operations and net income attributable to Phoenix New Media Limited for the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from or as an alternative to the financial measures prepared in accordance with U.S. GAAP.

Non-GAAP to GAAP reconciling items have no income tax effect.

Our non-GAAP gross profit, non-GAAP income from operations and non-GAAP adjusted net income attributable to Phoenix New Media Limited are calculated as follows for the years presented:

	For the Years Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Gross Profit	856,228	779,810	718,100	847,895	780,831	113,567
Excluding:
Share-based compensation	16,295	6,335	(4,367)	5,017	3,750	545
Non-GAAP gross profit	872,523	786,145	713,733	852,912	784,581	114,112

Income/(loss) from operations	237,637	78,974	35,372	14,983	(124,022)	(18,039)
Excluding:
Share-based compensation	53,181	34,354	1,890	20,852	13,989	2,034
Non-GAAP income/(loss) from operations	290,818	113,328	37,262	35,835	(110,033)	(16,005)

Net income/(loss) attributable to Phoenix New Media Limited	263,091	73,584	80,611	37,472	(63,222)	(9,195)
Excluding:
Share-based compensation	53,181	34,354	1,890	20,852	13,989	2,034
Loss/(income) from equity method investments, net of impairments	18,538	41,861	1,776	(6,296)	(5,352)	(778)
Gain on disposal of subsidiaries and acquisition of equity investments	(29,660)	—	—	—	—	—
Gain on disposal of an equity investment and acquisition of available-for-sale debt investments	—	(4,643)	—	—	—	—
Non-GAAP adjusted net income/(loss) attributable to Phoenix New Media Limited	305,150	145,156	84,277	52,028	(54,585)	(7,939)

Currency Translation and Exchange Rates

We have translated certain Renminbi, or RMB, amounts included in this annual report on Form 20-F into U.S. dollars for the convenience of the readers. The rate we used for the translations was RMB6.8755 = US$1.00, which was the noon buying rate on December 31, 2018 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The translation does not mean that RMB could actually be converted into U.S. dollars at that rate.

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

In 2016, 2017, and 2018, we generated 85.3%, 85.9% and 87.0% of our total revenues from advertising services, respectively. Going forward, we expect our net advertising revenues to contribute an increasing portion of our total revenues. Our ability to generate and maintain substantial advertising revenues will depend on a number of factors, many of which are ultimately beyond our control, including but not limited to:

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

•                      the maintenance and development of our programmatic advertising platforms. We launched our self-developed demand-side platform, or DSP, Fengyu (“凤羽”)in the second quarter of 2017 and our revenue generated from programmatic advertising has increased significantly since then. In addition, we launched Feng Yi (“凤翼”) in the first quarter of 2018, another customizable marketing solution, catering to premium advertising demands to help our brand advertising clients track and improve the performance of their apps. The global macroeconomic uncertainties, more stringent local regulations on advertisements and more intense competition may slowdown the growth of our programmatic advertising platforms. Our ability to maintain and upgrade Fengyu, Feng Yi and their related platforms, such as data management platform and advertisement exchange platform is crucial to our advertising services and we cannot assure you that such revenue generated from our programmatic advertising platforms will not decline in the future;

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

We rely on application marketplaces, such as Apple’s iOS App Store, and other handset manufactures’ Android App Store, to drive downloads of mobile applications of our products, including ifeng News, ifeng Video, and the digital reading application Fanyue Novel and Tadu Apps, which include but are not limited to Tadu Literature Application (“塔读文学”), Country Novel Application (“乡村小说”) and Peach Novel Application (“蜜桃小说”) owned by Beijing Yitian Xindong Network Technology Co., Ltd., or Yitian Xindong. In the future, iOS App Store, Android stores or other operators of application marketplaces may make changes to their marketplaces which could hinder or impede access to our products and services. We also depend in part on Internet search engines, navigation sites and web browsers, such as Baidu, Sougou, Hao123, Hao360, UC Browser, 360 Browser and Cheetah Browser, to drive traffic to our PC websites and referrals to our mobile applications and mobile websites. For example, when a user types an inquiry into a search engine, we rely on a high organic search result ranking of our webpages in these search results to refer users to our websites. However, our ability to maintain high organic search result rankings is not totally within our control. Our competitors’ search engine optimization, or SEO, efforts may result in their websites receiving a higher search result page ranking than ours, or Internet search engines could revise their methodologies in a way that would adversely affect our search result rankings. If Internet search engines modify their search algorithms or other methodologies in ways that are detrimental to us, or if our competitors’ SEO efforts are more successful than ours, the growth in our user base could be adversely affected. In addition, navigation websites or web browsers might reduce the recommendation of our products for various reasons from time to time.

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

Use of mobile devices for consumption of news and other media content by consumers in China has been increasing rapidly in recent years. This shift towards mobile has brought with it both challenges and opportunities. We encountered weaker demand for PC-based advertising in 2017 and 2018 but achieved year-over-year growth in mobile advertising revenues during the same period. We see mobile devices as the primary gateway for news consumption going forward and our ability to maintain and increase our mobile advertising revenues will be critical to our future business prospects. While we are taking measures to expand our user base across our various mobile applications, optimize our targeting technology and integrate next-generation high-efficiency advertising solutions, there can be no assurance that these measures will be effective. User preferences and behaviors on mobile devices are rapidly evolving and we may not be able to successfully adapt to these changes. The variety of technical and other configurations across different mobile devices, platforms and applications also increases the challenges associated with our mobile expansion. Although we have taken strict control over operating expenses, we have witnessed significant increase in our traffic acquisition expenses. Our traffic acquisition expenses may continue to increase in the future which will adversely impact our financial results. Our mobile strategy is also subject to risks relating to changes in government policies, regulations or their enforcement with respect to mobile Internet services and applications. Any change to laws and regulations applicable to the mobile Internet industry, such as those relating to content, user privacy, pricing, copyrights and distribution, may impede the growth of mobile Internet in China or make it more difficult for us to carry out our mobile advertising business. If we cannot successfully grow our user base and capitalize on emerging monetization opportunities on mobile devices, we may not be able to maintain or grow our advertising revenues, which could materially and adversely affect our operating results and growth prospects.

While we recently entered into a share purchase agreement to sell a substantial part of our investment in Yidian Zixun, we may not be able to complete the proposed transaction and our financial position, results of operation and ADS price could be materially and adversely affected.

We made substantial investments in Particle Inc., or Particle, in the form of investments and loans in the past. Particle operates Yidian Zixun (“—点资讯”), or Yidian, a personalized news and life-style information application in China that allows users to define and explore desired content on their mobile devices. As of the date hereof, we held Series B, Series C and Series D1 convertible redeemable preferred shares of Particle, which had been accounted for as available-for-sale debt investments, representing an aggregate of approximately 37.63% equity interest of Particle on an as-if converted basis. The fair value of our available-for-sale debt investments in Particle was RMB1,959.5 million (US$285.0 million) as of December 31, 2018. In March 2019, we entered into a share purchase agreement with Run Liang Tai Management Limited, or Run Liang Tai, to sell 32% of the total outstanding shares of Particle to Run Liang Tai and its designated entities, or the proposed buyers, for a total consideration of US$448 million in cash. We have already received a cash deposit of US$100 million from the proposed buyers. However, closing of the transaction is subject to various conditions, many of which are beyond our control. As such, we may not be able to complete the proposed transactions, we may not be able to receive the US$448 million consideration provided in the purchase agreement, and we may be required to refund the deposit of US$100 million we have received together with interests. We may even be required to pay liquidated damages of US$40 million and otherwise fully compensate the proposed buyers if we unilaterally decide to terminate this transaction or materially breach our representations, warranties and obligations under the purchase agreement. We will also be required to pay the proposed buyers additional compensation calculated at an annual rate of 6% for the period in which we have held the US$100 million of deposit if this transaction fails to close before July 22, 2019 or within such longer period as agreed by the parties due to failure to obtain approvals by the board of directors and shareholders of Phoenix TV for this transaction. See “Item 4. Information on the Company — C. Organizational Structure — Our Corporate Structure.” Any of these will deprive us of the opportunity to realize a significant amount of gain from investment in Particle and may have a material adverse effect on our financial position, results of operation and our ADS price. In addition, if we fail to complete the proposed transactions, we may not be able to negotiate better or comparable terms or at all with other potential buyers either. Finally, if the proposed transactions are completed, we will become a minority shareholder in Particle and may not be able to maintain collaboration with Particle to implement our mobile strategy, which could adversely affect our mobile business.

Newsfeed advertising is becoming an important mobile advertising format in China. If we are unable to successfully develop our newsfeed advertising solution and adapt to new changes in advertising formats and trends, our mobile advertising revenues and growth may be materially and adversely affected.

Newsfeed advertising is the practice of constantly updating lists of advertisements alongside news and information. It effectively helps mobile applications enlarge their advertising inventory by inserting advertisements into the flow of content, while improving the user experience based on native appearance and contextual relevance, implying greater monetization potential. We expect newsfeed advertising to maintain strong growth momentum and become an increasingly important mobile advertising format in China. While we had developed and added newsfeed advertising into our mobile applications and mobile websites in late 2016, we are facing an increasingly competitive environment. For example, several mobile applications of other companies, such as Jinri Toutiao, Tiantian Kuaibao and QQ news (Tencent), UC Toutiao (Alibaba) and Baidu app, are all competing in newsfeed advertising. If we are unable to successfully develop our newsfeed advertising solution and deliver better return on investment, or ROI, to our advertising clients, our future mobile advertising revenues may be materially and adversely affected. Except for newsfeed advertising, we believe that more types of innovative mobile advertising formats may emerge in the future. If we are unable to swiftly develop and adapt to new changes in advertising formats and trends, our mobile advertising revenues may be materially and adversely affected.

Any failure to retain large advertising agencies or attract new agencies on reasonable terms could materially and adversely affect our business. If advertising agencies demand higher service fees, our gross margin may be negatively affected.

Approximately 66.4%, 78.5% and 80.2% of our net advertising revenues in China were derived from advertising agencies in 2016, 2017 and 2018, respectively. We primarily serve our advertisers through advertising agencies and rely on these agencies for sourcing our advertisers and collecting advertising revenue. In consideration for these agencies’ services, the agencies earn advertising agency service fees which are deducted from our gross advertising revenues. While advertising agencies in China commonly increase their agency service fees on a sliding scale basis along with increased volume of business, if our agency service fees increase at a materially disproportional rate relative to our gross advertising revenues, our operating results may be negatively affected. We do not have long-term or exclusive arrangements with these agencies, and we cannot assure you that we will continue to maintain favorable relationships with them. If we fail to maintain favorable relationships with large advertising agencies or attract additional agencies, we may not be able to retain existing advertisers or attract new advertisers and our business and operating results could be materially and adversely affected.

Over the years, there has been some consolidation among advertising agencies in China. If the consolidation trend continues and the market is effectively controlled by a small number of large advertising agencies, such advertising agencies may be in a position to demand higher advertising agency service fees based on increased bargaining power, which could reduce our net advertising revenues.

If we fail to continue to anticipate user preferences and provide high quality content that attracts and retains users, or if we have to cease providing certain content in order to comply with changing regulatory requirements, we may not be able to generate sufficient user traffic to remain competitive.

Our success depends on our ability to generate sufficient user traffic through the provision of attractive content. If we are not able to license or otherwise obtain popular premium content (such as we-media content, professionally-generated content, or PGC, and user-generated content, or UGC, etc.) at commercially reasonable terms, if our desired premium content becomes exclusive to our competitors, or if we are not able to continue to use Phoenix TV’s content, the attractiveness of our offerings to users may be severely impaired.

We may also be prevented from providing certain content to our users due to regulatory requirements or sanctions. For example, we received a public notice issued by the State Administration of Press, Publication, Radio, Film and Television of the People’s Republic of China, or the SAPPRFT, on June 22, 2017 in connection with our and certain other Internet companies’ regulatory non-compliances. The notice required us to suspend our ifeng video and audio services due to our lack of the Internet audio-visual program transmission license and our certain commentary programs that violates government regulations. We have cooperated with SAPPRFT to make the necessary changes to our ifeng video and audio services. We are not sure when we can distribute this kind of content again, and whether our video and audio services that provide other content will not be ordered to suspend again in the future.

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

If we have to limit or suspend our services in order to comply with changing and increasingly stringent regulatory requirements, our business, financial condition and results of operation may be materially adversely affected.

Recently, regulatory authorities in China have increased their supervision of content platforms similar to our website and mobile applications. In addition to the contents that are considered to be violating PRC laws and regulations, such oversight tends to pay more attention to content that is or may be deemed misleading, obscene, pornographic, detrimental, and/or contradicting to social values and moral prevailing in China. A finding of such violation by the regulatory authority may cause the operator of the platform to be subject to penalties and other administrative actions. We have received and may continue to face regulatory inquiries and oral warnings from relevant regulatory authorities from time to time. In a couple of instances, the regulatory authority has ordered suspension of downloads of our mobile applications and prohibited us from providing any update to some of our content for a short period of time. From late September 2018, we temporarily suspended the services provided through our ifeng News mobile application and wireless application protocol website, or WAP website, as well as our general news and finance channel on ifeng.com for two weeks, and our technology channel on ifeng.com for 30 days, in compliance with a notice from the regulatory authority directing us to do so. We cannot assure you that similar events will not occur in the future. In particular, we may have to limit or suspend some or all of our services due to changing regulatory requirements or new government initiatives from time to time. We cannot predict the duration or potential impact of such limitation or suspension either. Any of these events could severely impair the attractiveness of our applications and websites to users, reduce our user traffic and affect our revenue, and our business, financial condition and results of operation may be materially adversely affected.

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

In addition, due to the tightened regulations in the media industry, the services that we may provide to users may be subject to limitations and we may not be able to roll out new products and services under such regulatory environment. We have been continuously adjusting our business in response to such regulatory changes. However, if we fail to successfully diversify our products and services, our business, financial condition and operating results may be adversely affected.

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

We have relied and will continue to rely mostly on third parties for the content we distribute across our channels. If these parties fail to develop and maintain high-quality and engaging content or raise their licensing fees, or if a large number of our existing relationships are terminated, we could lose users and advertisers and our brand could be materially harmed. License fees for third-party content showed an increasing trend in 2018. If such license fees continue to increase significantly in the future, our income from operations may be negatively affected. In addition, the Chinese government has the ability to restrict or prevent state-owned media from cooperating with us in providing certain content to us, which, if exercised, would result in a significant decrease in the amount of content we are able to source for our PC websites, mobile applications and mobile websites and negatively impact our operating results.

We may not be able to continue to receive the same level of support from Phoenix TV Group in the future. We could lose our license and priority over any third party to use Phoenix TV Group’s content and licensed trademarks, which would have an adverse effect on our paid services business, and would also negatively affect our video advertising business. Together, these impacts could have an adverse effect on our business and operating results.

Phoenix TV, our majority shareholder, is a leading global Chinese language TV network broadcasting premium content globally and into China. In November 2009, our PRC subsidiary, Fenghuang On-line, entered into a cooperation agreement with Phoenix TV, or the Phoenix TV Cooperation Agreement, under which Fenghuang On-line and Phoenix TV agreed to certain cooperative arrangements in the areas of content, branding, promotion and technology. Pursuant to the Phoenix TV Cooperation Agreement, in November 2009 each of Tianying Jiuzhou and Yifeng Lianhe entered into a program content license agreement, or Content License Agreement, with Phoenix Satellite Television Company Limited and a trademark license agreement, or Old Trademark License Agreement, with Phoenix Satellite Television Trademark Limited. Considering the significant growth and changes in our business since execution of these agreements in 2009, we and Phoenix TV Group entered into a new set of agreements in May 2016 and December 2017, or the New Agreements, to amend and replace the previous agreements and provide the terms of our continued cooperation. The New Agreements include Program Resource License Agreements and Program Text/Graphics Resource License Agreements, or the Program License Agreements, between Phoenix Satellite Television Company Limited and each of Tianying Jiuzhou, Yifeng Lianhe and Fengyu Network, and new trademark license agreements by and between Phoenix Satellite Television Trademark Limited and each of Tianying Jiuzhou and Yifeng Lianhe, or the New Trademark License Agreements. In addition, Phoenix Satellite Television Trademark Limited and Tianying Jiuzhou entered into four supplementary agreements to the New Trademark License Agreements in April 2018, August 2018 and October 2018, to grant Tianying Jiuzhou the right to sublicense certain trademarks to agents that operate local websites of our Company, which will expire in December 2020.

Unlike the previous agreements, the New Agreements do not grant us the right to sublicense Phoenix TV Group’s copyrighted content to third parties.

                                 We benefit from the license granted to Tianying Jiuzhou, Yifeng Lianhe and Fengyu Network by Phoenix Satellite Television Company Limited, a wholly owned subsidiary of Phoenix TV, to use Phoenix TV Group’s copyrighted content from three television channels of Phoenix TV Group for our various media services in China (excluding Hong Kong, Macau and Taiwan). The fees payable to Phoenix TV Group by us for all content licenses described above is RMB10.0 million for the first year of the agreements, which will incrementally increase by 15% for each subsequent year of the agreements. Each of the parties to the Program License Agreements has the right to terminate the Program License Agreements before their expiration date by 6-month prior written notice to the other party. In addition, each of the Program License Agreements can be terminated earlier (i) by the non-breaching party in the event of a breach and if the breach is not cured within ten business days after receipt of notice of breach from the non-breaching party, (ii) in the event of bankruptcy or the cessation of business operations of either party, or a change in the shareholder or equity structure of the relevant affiliated consolidated entity, other than in connection with the contractual arrangements, (iii) by Phoenix Satellite Television Company Limited in the event that our shareholders or ownership structure change so that the shares held by Phoenix TV Group account for 50% or less of our actual total issued shares, or in the event that we lose control of Tianying Jiuzhou, Yifeng Lianhe or Fengyu Network; or if Tianying Jiuzhou, Yifeng Lianhe or Fengyu Network, as applicable, ceases its business operation; (iv) if either party’s performance of its obligations is held unlawful under PRC law; or (v) if an event occurs that adversely affects the performance by either party of its obligations and upon written notice by the unaffected party. The Program License Agreements will, unless extended further, expire on May 26, 2019.

If the aforementioned existing agreements expire and we cannot reach new agreements with Phoenix TV Group before the expiration, we may not be able to obtain rights to use Phoenix TV Group’s content and licensed trademarks on our platforms on commercially reasonable terms, with any priority or at all, which would have an effect on our paid services business, and may also negatively affect our video advertising business. Together, these impacts could have an adverse effect on our business, operating results and financial condition.

We received a public notice issued by SAPPRFT on June 22, 2017 in connection with our and certain other internet companies’ regulatory non-compliances. The notice required us to suspend our ifeng video and audio services due to our lack of the Internet audio-visual program transmission license and our certain commentary programs that violated government regulations. We have cooperated with SAPPRFT to make the necessary changes to our ifeng video and audio services. We are not sure when we can distribute this kind of content again, and whether our video and audio services that provide other content will not be ordered to suspend again in the future.

In addition, Tianying Jiuzhou and Yifeng Lianhe are able to use certain of Phoenix TV Group’s logos pursuant to the Old Trademark License Agreement and the New Trademark License Agreements. We believe that our use of these logos helps to affiliate us with the brand of Phoenix TV Group, which helps to enhance our own brand. Different from the Old Trademark License Agreement, however, the New Trademark License Agreements no longer allow us to use the double-phoenix logo of Phoenix TV Group on a stand-alone basis and increased the annual license fee payable to Phoenix TV Group from a total of US$10,000 to the greater of 2% of the annual revenues of Tianying Jiuzhou or Yifeng Lianhe (as the case may be) or US$100,000 for each company. Tianying Jiuzhou and Yifeng Lianhe had total annual revenues of RMB298.0 million (US$43.3 million) in 2018 in accordance with U.S.GAAP, which meant that the annual license fee payable to Phoenix TV Group was RMB6.0 million (US$0.9 million) in 2018. Each of the New Trademark License Agreements has an initial term of three years and may be extended prior to expiration of its term with the written confirmation of Phoenix TV Group, and may be terminated earlier by Phoenix TV Group in the event of a material breach by us of any covenant or a material failure by us to perform any of our obligation and if the breach or failure, as applicable, is not rectified within a reasonable time or ten days of receipt of written notice from Phoenix TV Group. For example, we may in practice use such logos beyond the scope authorized by Phoenix TV Group, which may constitute a breach of such agreements and cause Phoenix TV Group to terminate such New Trademark License Agreements. We cannot assure you that we will be able to continue to use Phoenix TV Group’s logos in order to help maintain our brand affiliation with Phoenix TV Group. If our brand image deteriorates as a result of a weaker brand affiliation with Phoenix TV Group, our business and the price of your ADSs could be negatively affected.

On March 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issuing the Administrative Measures for Special Tax Adjustment and Investigation and Mutual Consultation Procedures, or SAT Circular 6, which became effective on May 1, 2017, and replaced the Circular on Enterprise Income Tax Issues concerning Disbursement of Expense by Enterprises to Overseas Related Parties. Pursuant to SAT Circular 6, tax authorities carry out special tax adjustment monitoring and management of enterprises via review of the reporting of connected transactions, management of contemporaneous documentation, profit level monitoring and other means. When enterprises are found to have special tax adjustment risks, they will send notices to such enterprises, suggesting the existence of a tax risk. The tax authorities will pay special attention to an enterprise with the risk characteristics in the implementation of the special tax investigation. Such risk characteristics include but are not limited to: (i) engaging in connected transactions with affiliates in countries (regions) subject to lower tax rates; (ii) no distribution or reduced distribution of profit without reasonable business needs by an enterprise that is established in a country (region) where the actual tax burden is less than 12.5% controlled by resident enterprises and/or Chinese resident individuals; or (iii) other tax planning or arrangements that do not have reasonable business purposes. According to SAT Circular 6, payments made by our PRC subsidiaries and affiliated consolidated entities to Phoenix TV or its offshore affiliates under the above arrangements may be subject to stringent supervision by competent tax authority.

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

The PC and mobile Internet industries have been experiencing rapid technological changes. For example, with the advances of search engines and social networking sites, Internet users may choose to access information through search engines or social networking sites instead of web portals or similar websites. With the advances in Internet interactivity, the interests and preferences of Internet users may increasingly shift to UGC and we-media content, such as WeChat, blogs, micro-blogs, and short videos. As broadband becomes more accessible, Internet users may increasingly demand content in pictorial, audio-rich and video-rich format. With the development of the mobile Internet in China, mobile users may shift from the current predominant text messaging services and other mobile value-added services, or MVAS, to newer services, such as mobile video streaming and mobile digital reading services. Our future success will depend on our ability to anticipate, adapt and support new technologies and industry standards. If we fail to anticipate and adapt to these and other technological changes, our market share and our profitability could suffer.

Our lack of an Internet audio-visual program transmission license has exposed, and may continue to expose, us to administrative sanctions, including the banning of our paid mobile video services and video advertising services, which would materially and adversely affect our business and results of operation.

The PRC government regulates the Internet industry extensively, including foreign ownership of, and the licensing requirements pertaining to, companies in the Internet industry. A number of regulatory agencies, including the Ministry of Culture and Tourism, or the MCT (formerly the Ministry of Culture, or MOC), the Ministry of Industry and Information Technology, or MIIT, the State Administration of Radio and Television, or SAPPRFT, (formerly the Generate Administration of Press, Publication, Radio, Film and Television, or GAPPRFT), the State Council Information Office, or the SCIO, the Cyberspace Administrator of China, or CAC, and other governmental authorities, jointly regulate all major aspects of the Internet industry. Operators are required to obtain various government approvals and licenses prior to providing the relevant Internet information services.

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

Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services or to cease the Internet access services provided by third parties to us. In 2018, approximately 89.1% of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties.

We are required to obtain an Internet news license from CAC for the dissemination of news through our PC websites, mobile applications and mobile websites. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Internet News Dissemination.” Tianying Jiuzhou submitted an application to the CAC to apply for the Internet news license when the relevant regulation came into effect and we have been trying our best to obtain the license. However, as of the date of this annual report, the CAC has not issued an Internet news license to Tianying Jiuzhou. Based on the opinion of our PRC counsel, Zhong Lun Law Firm, as a result of Tianying Jiuzhou’s lack of an Internet news license, the CAC or applicable cyberspace administrator at the provincial level may order us to cease our Internet information services or to cease the Internet access services provided by third parties to us and impose a fine on us of not more than RMB30,000. In 2018, approximately 89.1% of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties; and therefore if we are ordered to cease such services, our business, financial condition and results of operation will be materially and adversely affected.

Failure to obtain SAPPRFT’s approval for introducing and broadcasting foreign television programs could have a material adverse effect on our ability to conduct our business.

Some of the video contents on our PC websites, mobile applications and mobile websites are foreign content. PRC law requires approval from SAPPRFT for introducing and broadcasting foreign television programs into China. In September 2004, SARFT promulgated certain regulations of the Administrative Regulations on the Introduction and Broadcasting of Foreign Television Programs, pursuant to which only organizations designated by SAPPRFT are qualified to apply to SAPPRFT or its authorized entities for the introduction or broadcasting of foreign television programs. In addition, on July 6, 2004, SARFT issued the Measures for the Administration of Publication of Audio-Visual Programs through the Internet or Other Information Networks, or the 2004 A/V Measures, which explicitly prohibit Internet service providers from broadcasting any foreign television program over an information network and state that any violation may result in warnings, monetary penalties or, in severe cases, criminal liabilities. On November 19, 2009, SARFT issued a notice which extended this prohibition to broadcasting over mobile phones. In December 2007 and March 2009, however, SARFT issued two notices which provide that certain foreign audio-visual programs may be published through the Internet provided that certain regulatory requirements have been met and certain permits have been obtained, thereby implying that the absolute restriction against broadcasting foreign television programs on the Internet as set forth in the 2004 A/V Measures has been lifted. On April 25, 2016, SAPPRFT issued the Administrative Provisions on Audio-Visual Program Services through Private Network and Targeted Communication, the 2016 A/V Provisions, which replaced the 2004 Internet A/V Measures. The 2016 A/V Provisions does not explicitly specify whether broadcasting foreign television program is permitted. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Foreign Television Programs and Satellite Channels.” As of the date of this annual report, we have not obtained an approval from SAPPRFT for introducing and broadcasting foreign TV programs produced by certain foreign TV stations in China. We have made oral inquiries with SARFT, and were orally informed that such operations do not violate the regulations on the introduction and distribution of foreign TV programs. Therefore, there is considerable uncertainty as to whether we are permitted to transmit foreign television programs through the online video services that we offer. If SAPPRFT or its local branch requires us to obtain its approval for our introduction and online broadcasting of overseas TV programs, we may not be able to obtain such approval in a timely manner or at all. Based on the opinion of our PRC counsel, Zhong Lun Law Firm, in such case, the PRC government would have the power to, among other things, levy fines against us, confiscate our income, order us to cease certain content service, or require us to temporarily or permanently discontinue the affected portion of our business.

Failure to obtain certain permits for our advertising services that contain drug-related information would subject us to penalties.

Entities in China are not allowed to provide drug-related or medical care information services online before obtaining an Internet Medicine Information Service Qualification Certificate from the relevant local government agencies. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Certain Internet Content.” Certain of our advertising services contain drug-related information. We do not currently have such certificate, but have engaged an agency to assist us in applying for such certificate. We are in the process of undertaking the necessary steps for preparing this application. We cannot assure you that we may be able to obtain the certificate. Without them, we may be subject to administrative warnings, termination of any Internet drug-related services and online health diagnoses and treatment services on our PC websites, mobile applications and mobile websites, and other penalties that are not clearly provided for in the relevant regulations.

If we fail to obtain or maintain all applicable permits and approvals, or fail to comply with PRC regulations, relating to Internet publishing services and online games, our ability to conduct our digital reading business and online game business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions.

According to PRC regulations regulating Internet publishing services and online games, the provision of online novels and online games is deemed an Internet publication activity, therefore, a Network Publication Service License or a Network Publication Service License from SAPPRFT is also required to operate digital reading business and online game business in China. In addition, pursuant to PRC regulations regulating online games, online games (including mobile games) are categorized as a type of “online cultural product”. Therefore, in order to operate an online game business, an operator should obtain an Online Culture Operating Permit from the MCT (with a business scope covering operation of online games). Furthermore, pursuant to the Provisional Measures on the Administration of Online Games promulgated by the MCT on June 3, 2010 and was amended on December 15, 2017, an online mobile games operator should make a filing with the MCT in respect of each domestic game within 30 days of commencing operations, and each online game must be screened by SAPPRFT by way of an approval process before it is first published and made publicly available. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Online Cultural Activities, Online Games and Internet Music.”

As of the date of this annual report, Tianying Jiuzhou has obtained an Internet Publication License from SAPPRFT with respect to books and periodicals published on the Internet, including the mobile Internet, and online and mobile games. However, none of Fengyu Network, Yitian Xindong, Yifeng Lianhe and Huanyou Tianxia has obtained an Internet Publication License or a Network Publication Service License. Tianying Jiuzhou, Yifeng Lianhe and Huanyou Tianxia have obtained Online Culture Operating Permits from the MCT with respect to its operation of online games. In addition, we license almost all of our online and mobile games from other game operators and share profits with these game operators. We require these game operators to obtain the requisite approvals from SAPPRFT, and make the filings with the MCT, for relevant online and mobile games. We cannot assure you that (i) Fengyu Network, Yitian Xindong, Yifeng Lianhe and Huanyou Tianxia can obtain a Network Publication Service License; or (ii) we or such game operators can obtain all the required approvals and complete the relevant filing procedures with the relevant government authorities for each game we operate in a timely manner or at all. If the relevant authority determines that we are in violation of the relevant laws and regulations regarding Internet publishing services or online games, it would have the power to, among other things, levy fines against us, confiscate our income and require us to discontinue our digital reading or online game business. In addition, if we were deemed to be in violation of the relevant laws and regulations regarding Internet publishing services or online games, SAPPRFT would have the ability to withdraw the Internet Publication License that it granted to Tianying Jiuzhou on April 15, 2011, which may affect, directly or indirectly, our ability to conduct our online digital reading services and game services.

In addition, the MCT and the Ministry of Commerce, or MOFCOM, jointly issued in 2009 the Notice on Strengthening the Administration of Online Game Virtual Currency, or the Virtual Currency Notice, which requires online game operators to report the total amount of their issued virtual currency on a quarterly basis, and game operators are prohibited from issuing disproportionate amounts of virtual currency in order to generate revenues. The Virtual Currency Notice also reiterates that virtual currency can only be provided to users in exchange for an RMB payment and can only be used to pay for virtual goods and services of the issuers. We provide extra free virtual currencies to game users as they buy virtual currencies, which is not in compliance with the Virtual Currency Notice. Therefore, we may be ordered to remedy such noncompliance within the timeframe specified by the MCT or MOFCOM. If we fail to remedy any noncompliance within the specified timeframe, the MCT and MOFCOM would have the power to, among other things, levy fines against us, confiscate our income and order us to cease certain services.

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

As of December 31, 2018, our management has concluded that our internal control over financial reporting is effective. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective as of December 31, 2018.

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

In 2016, 2017 and 2018, revenues from our MVAS accounted for 8.1%, 7.4% and 4.9%, respectively, of our total revenues, due to lower demand from mobile users. For more information about our MVAS, see “Item 4. Information of the Company — B. Business Overview — Our Channels —Our Operations with the Telecom Operators.” In addition, we cannot assure you that we will be successful in developing our MVAS business. Due to the uncertainties of our MVAS business and the MVAS industry in China, we may experience continued decline in demand for our MVAS business, and we expect that our MVAS business will contribute to an even smaller proportion of our future revenues. Any further decline in this business could have a negative impact on our business, financial condition and operating results.

We depend on China Mobile, a related party, and other PRC mobile telecommunications operators for the majority of our MVAS revenues, and any termination or deterioration of our relationship with these telecommunications operators may result in disruptions to our business operations and the loss of the majority of our MVAS revenues.

We derive majority of MVAS revenues, such as WVAS, mobile video, mobile newspaper, and mobile games from the provision of content or services through the networks of the PRC telecommunications operators. In particular, we rely primarily on the networks of China Mobile, a shareholder of Phoenix TV since August 2006 with an equity interest of 19.7% as of March 31, 2019 to deliver our services. In 2016, 2017 and 2018, we derived approximately 57.7%, 62.6% and 48.2% of our paid services revenues from China Mobile, respectively. Within these revenues, we generated a portion through fixed fee arrangements with China Mobile for our mobile newspaper services. The remainders of our MVAS revenues were derived from China United Telecommunications Corporation, or China Unicom, and China Telecommunications Corporation, or China Telecom.

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

In addition, our negotiating leverage with China Mobile and other Chinese mobile operators is limited because China Mobile and other Chinese mobile operators operate the mobile networks through which a large number of service and content providers deliver their products to mobile phone users in China. We cannot assure you that such operators will not adopt business strategies that could have an adverse effect on our business. In addition, our ability to develop certain new MVAS businesses going forward may be restricted by the business policies of China Mobile or other Chinese mobile operations. Due to our limited negotiating leverage with these mobile operators, we cannot exert any influence on their business decisions. Therefore, we cannot assure you that China Mobile or other Chinese mobile operators will not implement business strategies or policies that could have a negative impact on our results of operation and financial condition, or limit our ability to grow our MVAS businesses in the future.

Our dependence on the billing systems and records of mobile operators may require us to estimate portions of our reported revenues and cost of revenues for most of our MVAS, which may require subsequent adjustments to our financial statements.

We depend on the billing systems and records of the telecommunications operators to record the volume of our MVAS provided, bill our customers, collect payments and remit to us our portion of the revenues. We record revenues based on monthly statements from the mobile operators confirming the value of our services that the mobile operators billed to customers during the month. Due to our past experience with the timing of receipt of the monthly statements from the mobile operators, we expect that we may need to rely on our own internal estimates for the portion of our reported revenues and cost of revenues for which we will not have received monthly statements. In such instances, our internal estimates would be based on our own internal data of expected revenues and related fees from services provided. As a result of such reliance on internal estimates, we may overstate or understate our revenues and cost of revenues for the relevant reporting period, and may be required to make adjustments in our financial reports when we actually receive the mobile operators’ monthly statements for such period. We endeavor to reduce the discrepancy between our revenue estimates and the revenues calculated by the mobile operators and their subsidiaries; however, we cannot assure you that these efforts will be successful. In addition, we generally do not have the ability to independently verify or challenge the accuracy of the billing systems of the mobile operators. We cannot assure you that any negotiations between us and mobile operators to reconcile billing discrepancies would be resolved in our favor or that our financial condition and operating results would not be materially and adversely affected as a result. Historically, there has been no significant difference between our revenue estimates and the mobile operators’ billing statements.

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

Tianying Jiuzhou and Yifeng Lianhe are currently engaged in the provision of value-added telecommunications services and each of them has obtained ICP Licenses from MIIT or its local counterpart in Beijing. In addition, Tianying Jiuzhou owns our material domain names, including ifeng.com, and, as of March 31, 2019, owned six registered trademarks that were transferred to it from Phoenix Satellite Television Trademark Limited. Yifeng Lianhe owned 20 registered trademarks, and Tianying Jiuzhou and Yifeng Lianhe continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited, a wholly owned subsidiary of Phoenix TV, in their value-added telecommunications services. Therefore, we are not currently in compliance with the MIIT 2006 Notice.

We have designed propriety logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2019, Tianying Jiuzhou owned 513 PRC registered trademarks, six of which were transferred from Phoenix Satellite Trademark Limited, and Yifeng Lianhe owned 20 PRC registered trademarks. In addition, Tianying Jiuzhou had submitted 242 registration applications relating to 52 logo designs to the PRC Trademark Office. Despite our having registered many trademarks used in our value-added telecommunications business operations, we may continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited.

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

In addition to professionally produced content, content from Phoenix TV and our in-house produced content, we allow our users to upload text and images (UGC) to our PC websites, mobile applications and mobile websites. We have a content screening team of 5 full-time editors and more than 100 outsourced staff members who are responsible for monitoring and preventing the public release of inappropriate or illegal content, including UGC, on our PC websites, mobile applications and mobile websites or through our services. Although we have adopted internal procedures to monitor the content displayed on our PC websites, mobile applications and mobile websites, due to the significant amount of UGC uploaded by our users, we may not be able to identify all the UGC that may violate relevant laws and regulations. Failure to identify and prevent inappropriate or illegal content from being displayed on our PC websites, mobile applications and mobile websites may subject us to liability.

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

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our PC websites, mobile applications and mobile websites to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to websites or mobile application posting, such as advertisements relating to medical treatment, pharmaceuticals, medical instruments, agrochemicals, veterinary pharmaceuticals and health food, we are obligated to confirm that such review has been performed and approval has been obtained from relevant governmental authorities, which include the local branch of the SAIC, the local branch of the State Food and Drug Administration, the local branch of the Ministry of Health and the local branch of the State Administration of Traditional Chinese Medicine. On April 24, 2015, the Standing Committee of the National People’s Congress issued the Advertisement Law, which took effect on September 1, 2015 and was amended on October 26, 2018, to further strengthen the supervision and management of advertisement services. In addition, on July 4, 2016, SAIC issued the Interim Measures for the Administration of Internet Advertising, the New Interim Measures, to further regulate Internet advertising activities. Pursuant to these laws and regulations, any advertisement that contains false or misleading information to deceive or mislead consumers shall be deemed false advertising. Furthermore, the Advertisement Law explicitly stipulates detailed requirements for the content of several different kinds of advertisement, including advertisements for medical treatment, pharmaceuticals, medical instruments, health food, alcoholic drinks, education or training, products or services having an expected return on investment, real estate, pesticides, feed and feed additives, and some other agriculture-related advertisement. Also, according to the New Interim Measures, no advertisement of such special commodities or services which are subject to examination by an advertising examination authority shall be published unless it has passed such examination. In addition, an Internet advertisement shall be identifiable and clearly identified as an “advertisement” so that consumers will know that it is an advertisement. Paid search advertisements shall be clearly distinguished from natural search results. We may be subject to enhanced supervision and more serious penalties in case of a violation (if any) pursuant to such new Advertisement Law and the New Interim Measures. To fulfill these monitoring functions, we include clauses in most of our advertising contracts requiring that all advertising content provided by advertisers must comply with relevant laws and regulations. Pursuant to the contracts between us and advertising agencies, advertising agencies are liable for all damages to us caused by their breach of such representations. Before a sale is confirmed and the advertisement is publicly posted on our PC websites or mobile applications and mobile websites, our account execution personnel, who comprise a separate back-office team, are required to review all advertising materials to ensure there is no racial, violent, pornographic or any other improper content, and will request the advertiser to provide proof of governmental approval if the advertisement is subject to special government review. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to eliminate the effect of illegal advertisement. PRC governmental authorities may even force us to terminate our advertising operation or revoke our licenses in circumstances involving serious violations.

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

Our success depends on the continuous efforts and services of Mr. Shuang Liu, our director and Chief Executive Officer, Ms. Betty Yip Ho, our director and Chief Financial Officer, Ms. Xiaoyan Chi, our Senior Vice President and Mr. Chun Liu, our Senior Vice President. If, however, one or more of our executives or other key personnel are unable or unwilling to continue to provide services to us, we may not be able to find suitable replacements easily or at all. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. We do not maintain key-man life insurance for any of our key personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose advertisers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, if any dispute arises between us and our executives or key employees, these agreements may not be enforceable in China, where these executives and key employees reside, in light of uncertainties with China’s legal system. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could limit the protections available to you and us.”

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

We adopted a share option plan in June 2008, a restricted share and restricted share unit plan in March 2011 and a share option scheme in June 2018. In addition, one of our subsidiaries, Fread Limited, adopted a restricted share unit scheme in March 2018. As of March 31, 2019, options to purchase 33,819,859 Class A ordinary shares were outstanding. As of March 31, 2019, a total of 1,220,000 shares of Fread Limited are available for grant under the Fread 2018 RSU scheme. We implemented an option exchange program in 2016 whereby our directors, employees and consultants exchanged options to purchase 21,011,951 Class A ordinary shares with various exercise prices greater than US$0.4823 per share for new options with a new exercise price of US$0.4823 per share and a new vesting schedule. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors, Supervisors and Executive Directors—Share Incentive Plans.” For the years ended December 31, 2016, 2017 and 2018, we recorded RMB1.9 million, RMB20.9 million and RMB14.0 million (US$2.0 million), respectively, in share-based compensation. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant stock options to employees in the future. We intend to grant additional stock options to our employees going forward, and we may implement additional option exchange program in the future, which we expect will further increase our share-based compensation. If we continue to grant share options in the future, our share-based compensation will increase accordingly.

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

In order to strengthen the protection of intellectual property right, Chinese government and courts are improving the judicial system for resolving intellectual property disputes in China. As intellectual property litigation is becoming more common in China, we face increased risk of being sued for potential intellectual property infringements. Third parties may take action and file claims against us if they believe that certain content on our site violates their copyrights or other related legal rights. We have been subject to such claims in the PRC. Government authorities may also impose administrative penalties on us if they find that we have infringed third parties’ intellectual property rights. In October 2015, the National Copyright Bureau imposed a fine of RMB250,000 on Tianying Jiuzhou for disseminating on our PC websites, mobile applications and mobile websites one work of literature that we licensed from third parties that were alleged to have no legal rights to license such work. In November 2016, China Youth Book Inc. and Dewey Press LLC filed a claim against Tianying Jiuzhou and our company for intellectual property infringement of such work based on the above-mentioned finding of the National Copyright Bureau, and the related claim for damage was approximately RMB235.8 million, even though the actual income we generated from such work was less than RMB1,500. This claim was withdrawn by the plaintiffs in January 2018. In April 2018, we received notices from the local court that the plaintiffs have filed a lawsuit against us again for the same claim, with the related claim for damages reduced to approximately RMB99.8 million. In April 2019, we were orally informed by the local court that the plaintiffs had submitted a request to either revise or withdraw their complaint, but we have not received any formal decision of the court, as of the date of this annual report. We are not sure if the complaint will be revised or withdrawn, and if it is withdrawn, we cannot assure you that the plaintiffs will not file lawsuit against us again in the same or different court. As litigation is subject to inherent uncertainties and based on the legal advice, we are currently unable to make an estimation of the reasonably possible loss or range of possible loss, if any. However, our view of these matters may change in the future and will review the need for any such liability on a regular basis. In 2018, we also received some complaints and claims from third parties alleging intellectual property infringements by us, although some of the complainants have not provided necessary proofs of title or infringements. While we are negotiating with theses complainants and some of these claims are still pending as of the date of this annual report, we cannot assure you that we will not be proved to have infringed their intellectual property rights or be required to pay any compensation. For more information, see “Item 4. Information on the Company—B. Business Overview—Legal and Administrative Proceedings.”

In addition, our platforms are open to Internet users for uploading text and images and our we-media vertical obtained content produced by over 837,000 we-media publishers as of the end of 2018, such as we-media outlets, public intellectual, commentators, scholars, key opinion leaders, or KOLs and professors. As a result, content posted by our users, including we-media publishers and other Internet users, may expose us to allegations by third parties of infringement of intellectual property rights, invasion of privacy, defamation and other violations of third-party rights. Pursuant to our user agreement, users agree not to use our services in a way that is illegal, obscene or may otherwise violate generally accepted codes of ethics. However, given the volume of content uploaded it is not possible, and we do not attempt to identify and remove all potentially infringing content uploaded or published by our users, which may subject us to various claims by third parties.

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

Under PRC tax laws and regulations, our PRC subsidiary, Beijing Fenghuang Yutian Software Technology Co., Ltd., or Fenghuang Yutian, Beijing Fenghuang Borui Software Technology Co., Ltd., or Fenghuang Borui, Fenghuang On-line and Tianying Jiuzhou enjoyed, or are qualified to enjoy, certain preferential income tax benefits. The PRC Corporate Income Taxes Law (“CIT Law”), effective on January 1, 2008, and further amended on February 24, 2017 and December 29, 2018, and its implementation rules significantly curtail tax incentives granted to foreign-invested enterprises. The CIT Law generally applies an income tax rate of 25% to all enterprises, but grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) and Software Enterprises. Under these preferential tax treatments, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years and Software Enterprises are entitled to an income tax exemption for two years beginning from its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years.

Fenghuang On-line had been qualified as an HNTE in November 2014 and August 2017, respectively, and was entitled to a preferential tax rate of 15%. Therefore, Fenghuang On-line was subject to a 15% income tax rate for the years from 2016 to 2018 and would be subject to a 15% income tax rate in 2019. Tianying Jiuzhou resubmitted applications for qualification and was approved as an HNTE in 2014 and 2017, respectively, and therefore, Tianying Jiuzhou was subject to a 15% income tax rate from 2016 to 2018 and would be subject to a 15% income tax rate in 2019. In 2012, Fenghuang Yutian was qualified as a Software Enterprise. As 2013 was the first year Fenghuang Yutian generated taxable profit, it was exempted from income taxes for the years 2013 and 2014, and was subject to a 12.5% income tax rate from 2015 to 2017. In 2017, Fenghuang Yutian had been qualified as an HNTE, and therefore, Fenghuang Yutian was subject to a 15% income tax rate in 2018 and would be subject to a 15% income tax rate in 2019. In 2016, Fenghuang Borui was qualified as a Software Enterprise. As 2016 was the first year Fenghuang Borui generated taxable profit, it was exempted from income taxes for the years 2016 and 2017, and was subject to a 12.5% income tax rate in 2018 and would be subject to a 12.5% income tax rate from 2019 to 2020. Yitian Xindong was qualified as an HNTE in November 2018, and was subject to a 15% income tax rate in 2018 and would be subject to a 15% income tax rate from 2019 to 2020. See “Item 10. Additional Information—E. Taxation.”

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

The global financial markets experienced opportunities and challenges side by side in 2018. This year marked the first time since 1978 that the Dow Jones finished with an annual loss after rising in the first three quarters, and the first for the S&P 500 since 1948. Escalated trade tensions, together with concerns about Italian fiscal policy and the economic performance of several emerging markets, and, toward the end of the year, about the U.S. government shutdown, contributed to equity price declines during the second half of 2018. Global economic growth would likely fall short of the baseline projection if any such events were to materialize and trigger a generalized risk-off episode.

Economic conditions in the PRC are sensitive to macroeconomic conditions. In part due to lower export demand resulting from slow economic recoveries in the United States and Europe and a weak economic environment in Japan, China’s GDP growth decelerated since 2012. China’s year-over-year GDP growth rate in 2018, 6.6%, remained stable as compared to 6.9% in 2017 and 6.7% in 2016. In addition, there is uncertainty regarding the scale and the effects of a real estate bubble alleged by some to have reached a critical stage in the PRC. Since demand for our paid and advertising services are sensitive to macro-economic conditions globally and in the PRC, our business prospects may be affected by the macroeconomic environment. Any prolonged slowdown in the global or PRC economy may have a material adverse effect on our business, operating results and financial condition, and continued turbulence in the international markets may materially and adversely affect our ability to access the capital markets to meet liquidity needs.

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

We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the 2006 M&A Rules, the MOFCOM Security Review Rules, if applicable, and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. However, it is also uncertain whether the 2006 M&A Rules, the MOFCOM Security Review Rules or the other PRC regulations regarding the acquisitions of PRC companies by foreign investors will be materially repealed or amended should the Foreign Investment Law, or the FIL, become effective in 2020. Any adverse change in rules or regulations may have a material adverse effect on our business and operating results.

There is a substantial risk we will be classified as a passive foreign investment company, or PFIC, for 2018, which could result in adverse United States federal income tax consequences to United States Holders (as defined below).

Based upon the composition of our income, assets, including goodwill, and valuation of our assets, we believe there is a substantial risk that we will be classified as a “passive foreign investment company,” or PFIC, for 2018. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes for any taxable year in which: (i) at least 75% of our gross income in a taxable year is passive income, or (ii) at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Consequences—Passive Foreign Investment Company.”

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

Our equity investments in Phoenix FM Limited, or Phoenix FM, Shenzhenshi Fenghuang Jingcai Network Technology Co., Ltd., Beijing Phoenix Lilita Information Technology Co., Ltd., and Lifeix Inc. have been fully impaired and we have fully written off our entire investments in these entities during the years from 2015 to 2017.

We made substantial investments in Particle in the form of investments and loans in the past. Particle operates Yidian, a personalized news and life-style information application in China that allows users to define and explore desired content on their mobile devices. As of the date hereof, we held Series B, Series C and Series D1 convertible redeemable preferred shares of Particle, which had been accounted for as available-for-sale debt investments, representing an aggregate of approximately 37.63% equity interest of Particle on an as-if converted basis. The fair value of our available-for-sale debt investments in Particle was RMB1,959.5 million (US$285.0 million) as of December 31, 2018. In March 2019, we entered into a share purchase agreement with Run Liang Tai to sell 32% of the total outstanding shares of Particle to the proposed buyers for a total consideration of US$448 million in cash. We have already received a cash deposit of US$100 million from the proposed buyers. However, completion of the proposed transactions are subject to certain closing conditions, many of which are beyond our control. There is no assurance that the proposed transactions will ever be closed. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — While we recently entered into a share purchase agreement to sell a substantial part of our investment in Yidian Zixun, we may not be able to complete the proposed transaction and our financial position, results of operation and ADS price could be materially and adversely affected.”

In December 2014, we lost control over Beijing Fenghuang Tianbo Network Technology Co., Ltd., or Tianbo, a previously consolidated subsidiary, as the result of disposal of certain equity interest of Tianbo, and we currently still hold 50% of the equity interests in Tianbo. As we have significant influence over financial and operating decision-making after deconsolidation, we account for the retained 50% equity interest by using the equity method of accounting. In April, 2019, shareholders of Tianbo agreed to amend its articles of association to allow us to regain control over Tianbo. As a result, we except to fully consolidate Tianbo from April 1, 2019, which may have material impact on our consolidated financial statements for periods ending after such date. At the same time, we agreed to invest in form of free advertising resources as consideration to gain control over Tianbo. Tianbo is principally engaged in operation of the real property channel and sales of real property advertisements for ifeng.com. As of December 31, 2017 and 2018, the carrying value of equity investment in Tianbo was RMB15.1 million and RMB20.5 million (US$3.0 million), respectively.

In January 2015, in order to leverage our brand, content platform and large user base to expand into more entertainment related businesses, we established a subsidiary, Shanghai Meowpaw Info&Tech Co., Ltd., or Meowpaw. Meowpaw is engaged in creating intellectual properties, related games, books, movies and animations, etc. Meowpaw will apply for the necessary licenses and permits when required. As of the date of this annual report, we held 75% of Meowpaw’s equity interests, and its noncontrolling shareholder, who is an individual, held the remaining 25%. Meowpaw’s share capital was not sufficient to support its operations. In addition to the capital injection, we provided a long-term financing of RMB79.0 million to support its operations.

In August 2017, we acquired an 8% equity interest in Shenzhenshi Kuailai Technology Co., Ltd., or Kuailai, with a consideration of RMB0.2 million. Kuailai operates Xunhutai, a life-style information application in China. As of December 31, 2018, the fair value of our equity investment in Kuailai was RMB0.2 million (US$0.03 million).

In November 2018, we acquired a 10% equity interest in Yitong Technology (Hangzhou) Limited, or Yitong Technology, by investing in newly issued shares of Yitong Technology with a consideration of RMB13.0 million (US$1.9 million), of which RMB6.5 million (US$0.9 million) was paid in December 2018 and the remaining RMB6.5 million (US$0.9 million) was recorded as amount due to related party in the balance sheet. Yitong Technology mainly engages in big data application development and operation in China. As our equity investment in Yitong Technology has preferred liquidation rights, it is not considered as in-substance common stock, and should be measured at fair value, with changes in the fair value recognized through net income/(loss). As the investments in Yitong Technology lack readily determinable fair values, we elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. As of December 31, 2018, the fair value of our equity investment in Yitong Technology was RMB13.0 million (US$1.9 million).

In December 2018, we acquired a 25.5% equity interest in Yitian Xindong, for an aggregate purchase price of RMB144.1 million (US$21.0 million). Telling Telecommunication Co., Ltd., or Telling Telecom, concurrently transferred another 25.5% of its equity interests in Yintian Xindong to Shenzhen Bingruixin Technology Co., Ltd., or Bingruixin, a third party, which then granted an option to us that will allow us to acquire a 25.5% equity interest from Bingruixin for RMB144.1 million (US$21.0 million). Bingruixin has also entrusted the voting rights of such 25.5% equity interest to us, as a result of which we started to consolidate Yitian Xindong in our financial statements from December 28, 2018. We have exercised the call option granted by Bingruixin on March 1, 2019 and acquired a 25.5% equity interest in Yitian Xindong. We currently hold 51% of the equity interests in Yitian Xindong and continue to consolidate Yitian Xindong. Yitian Xindong owns Tadu Apps, which collectively have more than one million daily active users. We recorded goodwill of RMB338.3 million (US$49.2 million) from the acquisition, which would not be amortized but is tested for impairment on an annual basis, or more frequently if events or changes on circumstances indicates that it might be impaired.

In December 2018, we acquired a 40% equity interest in Henan Fengyi Feiyang Network Technology Limited, or Fengyi Technology, with a consideration of RMB2.0 million (US$0.3 million). Fengyi Technology mainly engages in advertising service in China. As the investment in Fengyi Technology is redeemable at our option, it is not considered in-substance common stock but considered debt securities. Our investment in Fengyi Technology is classified as available-for-sale debt investments and reported at fair value. As of December 31, 2018, the fair value of investment in Fengyi Technology was RMB2.0 million (US$0.3 million).

It is uncertain whether we will receive the expected benefits from these investments, due to any adverse regulatory changes, worsening of economic conditions, increased competition or other factors that may negatively affect the related business activities. We accounted for some of our investments in affiliates under the equity method. Therefore, net losses incurred by equity method investees may cause us to record our share of the net losses. Furthermore, we may lose the capital which we have invested in affiliates and other business alliances or may incur impairment losses on securities acquired in such alliances. For example, although we have entered into a share purchase agreement with Run Liang Tai to sell a substantial portion of our investment in Particle, if such transaction does not complete as expected, we may not be able to negotiate better or comparable terms or at all with other potential buyers, and we may not be able to realize any gain and may incur losses from our investment in Particle.

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

Some of the businesses we have invested in are subject to intensive regulation. As a result of such regulations which are beyond our control, our business strategies may fail. Any adverse regulatory change may have a material adverse impact on the business and financial performance of our subsidiaries, affiliates and other business alliance partners. Furthermore, unanticipated costs and liabilities may be incurred in connection with those business strategies, including liabilities from the claims related to the businesses prior to our business alliances, and cost from actions by regulatory authorities.

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

Phoenix TV (BVI), a wholly owned direct subsidiary of Phoenix TV, owned 54.5% of our total issued and outstanding shares as of March 31, 2019. Moreover, all shares held by Phoenix TV (BVI) are Class B ordinary shares with 1.3 votes per share. As a result, Phoenix TV (BVI) held 60.9% of the total voting power of our ordinary shares as of March 31, 2019. Accordingly, Phoenix TV (BVI), and Phoenix TV through Phoenix TV (BVI), have substantial control over the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, and their interests may not align with the interests of our other shareholders. Phoenix TV (BVI) may take actions that are not in the best interest of us or our other shareholders and may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit our other shareholders. This significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors’ perception that conflicts of interest may exist or arise.

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

We cannot assure you, however, that we will be able to enforce these contracts. Although we believe we are in compliance with current PRC regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. For example, it is uncertain that how the FIL, when it come in force, or its implementation rules, may impact the viability of our current corporate structure in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” If the PRC government determines that we do not comply with applicable laws and regulations, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our PC websites or mobile applications and mobile websites, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.

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

We rely on contractual arrangements with our affiliated consolidated entities in China, and their shareholders, for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interests.

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

We rely on dividends and other distributions on equity from our PRC subsidiaries to fund any cash and financing requirements we have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We and our non-PRC subsidiaries rely on dividends and other distributions on equity from our PRC subsidiaries, for our cash requirements, including the funds necessary to repay the short-term loans or service any debt we may incur. If our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Fenghuang On-line and Qieyiyou currently have in place with the respective affiliated consolidated entities in a manner that would materially and adversely affect the ability of Fenghuang On-line and Qieyiyou to pay dividends and other distributions to us. Further, relevant PRC laws, rules and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, determined in accordance with accounting standards and regulations of China. Our PRC subsidiaries must set aside at least 10% of after-tax income each year to reserve funds prior to payment of dividends until the cumulative fund reaches 50% of their respective registered capital. As a result of these PRC laws, rules and regulations, our PRC subsidiaries are restricted from transferring a portion of their net assets to us whether in the form of dividends. As of December 31, 2018, our consolidated retained earnings were RMB159.6 million (US$23.2 million), out of which our PRC subsidiaries’ retained earnings were approximately RMB1,038.3 million (US$151.0 million). Any limitation on the ability of our PRC subsidiaries to pay dividends to us and our non-PRC subsidiaries could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, repay loans or otherwise fund and conduct our business.

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

Furthermore, there have been ongoing discussions and commentary regarding potential significant changes to the United States trade policies, treaties, tariffs and taxes, including trade policies and tariffs regarding China. These changes have created significant uncertainty about the future relationship between the United States and China. It is uncertain what measures will be adopted by the governments of the United States and China and such measures, or the perception that any of them could occur, may have a material adverse effect on our region, global economic conditions and the stability of global financial markets.

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

The PRC legal system is a civil law system based on written statutes. Unlike in the common law system, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct substantially all of our business through our subsidiary and consolidated affiliates and their subsidiaries established in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of Chinese administrative and court proceedings and the level of legal protection we enjoy in China than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our employees, business partners, customers and suppliers. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. For instance, on March 15, 2019, the National People’s Congress promulgated the FIL, which will take effect on January 1, 2020. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Foreign Investment Law.” Substantial uncertainties still exist with respect to the interpretation and implementation of these new laws. As a result, we may not be aware of how it may impact the viability of our current corporate structure, corporate governance and business operations. These uncertainties could limit the legal protections available to us and other foreign investors. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

Fluctuations in exchange rates of the Renminbi could materially affect our reported operating results.

The exchange rates between the Renminbi and the U.S. dollar, Euro and other foreign currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. From December 31, 2015 to December 31, 2016, the Renminbi depreciated approximately 7.2% against the U.S. dollar. In 2017, however, the RMB appreciated approximately 6.3% against the U.S. dollar; and in 2018, the RMB depreciated approximately 5.7% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. It remains unclear what further fluctuations may occur or what impact this will have on our results of operations.

As we may rely on dividends and other fees paid to us by our subsidiary and affiliated consolidated entities in China, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we will receive from any offshore financing that we may undertake in the future into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes or commercial reasons, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. We recorded foreign exchange gain of RMB9.6 million in 2016, foreign exchange loss of RMB23.6 million in 2017, and foreign exchange gain of RMB6.8 million (US$1.0 million) in 2018, primarily due to the RMB fluctuation against the U.S. dollar. Our operating results are sensitive to changes in exchange rates of the Renminbi. Future fluctuations that are adverse to us could have a material adverse effect on our results of operation, financial condition or liquidity.

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

On July 4, 2014, SAFE issued the Circular on Several Issues Concerning Foreign Exchange Administration of Domestic Residents Engaging in Overseas Investment, Financing and Round-Trip Investment via Special Purpose Vehicles, or SAFE Circular 37, which became effective on the same date. SAFE Circular 37 and its detailed guidelines require PRC residents to register with the local branch of SAFE before contributing their legally owned onshore or offshore assets or equity interests into any special purpose vehicle, or SPV, directly established, or indirectly controlled, by them for the purpose of investment or financing; SAFE Circular 37 further requires that when there is (i) any change to the basic information of the SPV, such as any change relating to its individual PRC resident shareholders, name or operation period or (ii) any material change, such as increase or decrease in the share capital held by its individual PRC resident shareholders, a share transfer or exchange of the shares in the SPV, or a merger or split of the SPV, the PRC resident must register such changes with the local branch of SAFE on a timely basis. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Foreign Exchange Registration of Offshore Investment by PRC Residents.”

Based on the opinion of our PRC counsel, Zhong Lun Law Firm, we understand that the aforesaid registration requirement under SAFE Circular 37 and the relevant implementing rules do not apply to our PRC subsidiaries or our PRC resident beneficial owners due to the following reasons: (i) our company was incorporated and controlled by Phoenix TV, a Hong Kong listed company, rather than any PRC residents defined under SAFE Circular 37; (ii) none of the former or current shareholders of our PRC affiliated consolidated entities established or acquired interest in our company by injecting the assets of, or equity interests in, our affiliated consolidated entities; and (iii) before the public listing of our ADSs, all of our PRC resident beneficial owners obtained interest in our company through exercise of options granted to them under our employee share option plan. However, we cannot assure you that the PRC government would hold the same opinion as us, and the relevant government authorities have broad discretion in interpreting these rules and regulations. If SAFE or any of its local branches requires our PRC resident beneficial owners to register their interest in our company pursuant to SAFE Circular 37 and the related implementing rules, we will request our PRC resident beneficial owners to make the necessary registration, filings and amendments as required. However, we cannot provide any assurances that these PRC resident beneficial owners will apply for and complete any applicable registrations, filing and amendments. The failure or inability of such PRC resident beneficial owners to do so may subject our PRC subsidiaries to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

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

•                      Fenghuang On-line and Qieyiyou were incorporated indirectly by Phoenix TV, a Hong Kong-listed company, rather than an SPV as defined under the 2006 M&A Rules; and

•                      Fenghuang On-line and Qieyiyou were incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition by our company of the equity interests or assets of any “domestic company” as defined under the 2006 M&A Rules, and no provision in the 2006 M&A Rules classifies the contractual arrangements between Fenghuang On-line and Qieyiyou and each of the affiliated consolidated entities as a type of acquisition transaction falling under the 2006 M&A Rules.

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

Our PRC legal counsel has advised us that an approval from MOFCOM is not required under 2006 M&A Rules for our contractual arrangements among Fenghuang On-line, Qieyiyou and each of the affiliated consolidated entities, based on their understanding of the current PRC laws, rules and regulations, given that Fenghuang On-line was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition by our company of the equity interests or assets of any “domestic company” as defined under the 2006 M&A Rules, and no provision in the 2006 M&A Rules classifies the contractual arrangements between Fenghuang On-line, Qieyiyou and each of the respective affiliated consolidated entities as a type of acquisition transaction falling under the 2006 M&A Rules.

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

The CIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council of the PRC has reduced such rate to 10% through the implementation regulations. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our subsidiary located in the PRC. Thus, dividends from our subsidiary in China may be subject to the 10% income tax if we are considered as a “non-resident enterprise” under the CIT Law. If we are required under the CIT Law to pay income tax for any dividends we receive from our subsidiary in China, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

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

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board and consequently investors may be deprived of the benefits of such inspection.

                                 Our auditor, the independent registered public accounting firm that issued the audit reports included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with applicable professional standards. Our auditor is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and the PCAOB will take to address the problem.

This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the administrative law judge, or the ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months.

On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with the SEC requirements could ultimately lead to the delisting of our ADSs from the New York Stock Exchange or the termination of the registration of our ADSs and Class A ordinary shares under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law or the FIL, which will take effect on January 1, 2020, and replace the existing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, or Existing FIE Laws, together with their implementation rules and ancillary regulations. The FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Foreign Investment.”

However, uncertainties still exist in relation to interpretation and implementation of the FIL, especially in regard to, including, among other things, the nature of variable interest entities contractual arrangements, the promulgation schedule of both the “negative list” under the FIL and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. While FIL does not define contractual arrangements as a form of foreign investment explicitly, we cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our VIEs through contractual arrangements will not be deemed as foreign investment in the future. In the event that any possible implementing regulations of the FIL, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, or if any of our operations through contractual arrangements is classified in the “restricted” or “prohibited” industry in the future “negative list” under the FIL, our contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind the variable interest entity contractual arrangements and/or dispose of any affected business. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the FIL, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. In addition, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors, including the following:

•                      announcements by us or our competitors or other internet companies of competitive developments;

•                      changes in the market valuations or the operating performance of other internet companies;

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

•                      public perception or negative news about our products or services;

•                      release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;

•                      sales or perceived sales of additional ordinary shares or ADSs; and

•                      fluctuations of exchange rates between RMB and the U.S. dollar. In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2019, we had 582,249,952 ordinary shares outstanding, including 317,325,360 Class B ordinary shares and 264,924,592 Class A ordinary shares part of which are represented by 33,115,574 ADSs. All ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding are available for sale upon the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. In addition, ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

Legislation enacted in the Cayman Islands and the British Virgin Islands as to economic substance may affect our corporate structure and cause us to incur additional compliance costs.

Each of our company and its subsidiary, Fread Limited, is an exempted company incorporated in the Cayman Islands. Pursuant to the International Tax Cooperation (Economic Substance) Law, 2018 of the Cayman Islands, or Cayman ES Law, that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the Cayman ES Law. A “relevant entity” includes an exempted company incorporated in the Cayman Islands (such as our company and Fread Limited); however, it does not include an entity that is tax resident outside the Cayman Islands. Accordingly, if our company or Fread Limited is tax resident outside the Cayman Islands, we will not be required to satisfy the economic substance test set out in the ES Law.

One of our subsidiaries is a business company incorporated under the laws of the British Virgin Islands, or BVI, prior to January 1, 2019, or BVI Subsidiary. Pursuant to the Economic Substance (Companies and Limited Partnerships) Act, 2018 of the British Virgin Islands, or BVI ES Act, that came into force on January 1, 2019, if the BVI Subsidiary is carrying on a “relevant activity”, then it will be required to establish economic substance in the British Virgin Islands unless it is tax resident in another jurisdiction (other than a “blacklisted” jurisdiction).

As the Cayman ES Law and the BVI ES Act were recently adopted and there are still uncertainties regarding their interpretation and implementation, it is not possible at this stage to be definitive as to the extent of substance which our company, Fread Limited or the BVI Subsidiary will be required to have in the Cayman Islands or BVI respectively. We are awaiting further guidance from the Cayman and BVI governmental authorities to clarify the impact of the requirements in the Cayman ES Law and the BVI ES Act on our company, Fread Limited and the BVI Subsidiary.

We will make all endeavors to ensure our company, Fread Limited and the BVI Subsidiary comply with the economic substance requirements under the relevant legislation. However, in doing so, our company, Fread Limited and the BVI Subsidiary may incur additional compliance costs (such as payment of fees for attending to annual filings with the relevant governmental authorities); and/or if our company, Fread Limited or the BVI Subsidiary fail to satisfy the economic substance test set out in the Cayman ES Law or the BVI ES Act (as the case may be), we, Fread Limited and the BVI Subsidiary may initially be subject to penalty in accordance with the Cayman ES Law and the BVI ES Act respectively.

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

In December 2018 and March 2019, we acquired a total of 51% of the equity interests in Yitian Xindong, which owns Tadu Apps, to further develop our digital reading services. As a result of a series of contractual arrangements, we started to consolidate Yitian Xindong in our financial statements from December 28, 2018. See “—C. Organizational Structure” for more details.

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

B.       Business Overview

We are a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, we enable consumers to access professional news and other quality information and UGC, on the Internet and through their PCs and mobile devices. We also transmit our UGC and in-house produced content to TV viewers primarily through Phoenix TV. Our PC channel includes major verticals such as news, fashion, military, finance, web-based games, and digital reading. Our mobile channel includes our mobile news application, mobile video application, HTML5-based mobile Internet websites (“mobile websites”), mobile digital reading applications (“Fanyue Novel” and “Tadu Apps”). We also act as a service provider for telecom operators, providing content and mobile value-added services. The appeal of our brand is enhanced by its affiliation with the “Phoenix” (“鳳凰”) brand of Phoenix TV.

According to iResearch, our number of PC daily unique visitors was 28.4 million, and number of monthly unique visitors was 270.3 million in December 2018. We have ranked third among all Internet portals in China in terms of daily unique visitors in December 2018, according to iResearch. We earn revenues from advertising and paid services, which accounted for 87.0% and 13.0% of our total revenues, respectively, in 2018.

Our net advertising revenues accounted for 85.3%, 85.9% and 87.0% of our total revenues in 2016, 2017 and 2018, respectively. We provide advertising services through PC channel and mobile channel, which accounted for 30.9% and 69.1% of our net advertising revenues respectively in 2018. We recognize revenues from our advertising services on a net basis, after deducting the agency service fees we pay to advertising agencies.

We see mobile devices as the primary gateway for news and other media content consumption going forward. In recent years, we have taken steps to evolve our business and shift our revenue mix towards our mobile channels, which we believe have greater potential for sustainable growth over the long term, and which have demonstrated robust growth in 2018. Our mobile advertising revenues increased by 5.9% to RMB827.9 million (US$120.4 million) in 2018 from RMB781.8 million in 2017. By continuing to strengthen our core competencies of content production capability, dedication to serious journalism and cutting-edge technology, we believe that we will be better positioned to capitalize on emerging opportunities as increasing numbers of consumers in China use Internet-enabled mobile devices to consume news and other media content.

We offer a wide variety of paid services primarily through our mobile channel and operations with the telecom operators. We classify our paid services into (i) digital entertainment, which includes digital reading and MVAS, and (ii) games and others, which includes web-based games, mobile games, content sales, and other online and mobile paid services through our own platforms. We derived 73.9% and 26.1% of our paid services revenues, respectively, from our digital entertainment and games and others in 2018. Due to a 42.3% decrease in the MVAS revenues mainly resulting from the decline in users’ demand for services provided through telecom operators in China, our paid services revenues decreased from RMB221.6 million in 2017 to RMB179.1 million (US$26.1 million) in 2018.

Our Relationship with Phoenix TV

We are a subsidiary of Phoenix TV, a leading Hong Kong-based satellite TV network broadcasting Chinese language content globally and into China. Phoenix TV indirectly owned 54.5% of our ordinary shares and 60.9% of the voting power of our ordinary shares as of March 31, 2019.

Fenghuang On-line and Phoenix TV entered into a cooperation agreement, or the Phoenix TV Cooperation Agreement, on November 24, 2009, which expired on May 27, 2016. Under this agreement, Fenghuang On-line and Phoenix TV agreed to certain cooperative arrangements in the areas of content, branding promotion and technology. Pursuant to the Phoenix TV Cooperation Agreement, in November 2009 Tianying Jiuzhou and Yifeng Lianhe entered into a program content license agreement, or Content License Agreement, with Phoenix Satellite Television Company Limited and a trademark license agreement, or Old Trademark License Agreement, with Phoenix Satellite Television Trademark Limited. Considering the significant growth and changes in our business since execution of these agreements in 2009, we and Phoenix TV Group entered into a new set of agreements in May 2016 and December 2017, or the New Agreements, to amend and replace the previous agreements and provide the terms of our continued cooperation. The New Agreements include Program Resource License Agreements and Program Text/Graphics Resource License Agreements, or the Program License Agreements, between Phoenix Satellite Television Company Limited and each of Tianying Jiuzhou, Yifeng Lianhe, and Fengyu Network, and trademark license agreements by and among Phoenix Satellite Television Trademark Limited and each of Tianying Jiuzhou and Yifeng Lianhe, or the New Trademark License Agreements. In addition, Phoenix Satellite Television Trademark Limited and Tianying Jiuzhou entered into four supplementary agreements to the New Trademark License Agreements in April 2018, August 2018 and October 2018, to grant Tianying Jiuzhou the right to sublicense certain trademarks to agents that operate local websites of our Company, which will expire in December 2020. Unlike the previous agreements, the New Agreements do not grant us the right to sublicense Phoenix TV Group’s copyrighted content to third parties. Different from the Old Trademark License Agreement, the New Trademark License Agreements no longer allow us to use the double-phoenix logo of Phoenix TV Group on a stand-alone basis and increased the annual license fee payable to Phoenix TV Group from a total of US$10,000 to the greater of 2% of the annual revenues of Tianying Jiuzhou or Yifeng Lianhe (as the case may be) or US$100,000 for each company. Tianying Jiuzhou and Yifeng Lianhe had annual revenues of RMB298.0 million (US$43.3 million) in 2018 in accordance with U.S.GAAP, which meant that the annual license fee payable to Phoenix TV Group was RMB6.0 million (US$0.9 million) in 2018. Each of the New Trademark License Agreements has an initial term of three years and may be extended prior to expiration of its term with the written confirmation of Phoenix TV Group, and may be terminated earlier by Phoenix TV Group in the event of a material breach by us of any covenant or a material failure by us to perform any of our obligation and if the breach or failure, as applicable, is not rectified within a reasonable time or ten days of receipt of written notice from Phoenix TV Group. In addition, in the event that any of the shareholding structure of Tianying Jiuzhou or Yifeng Lianhe is changed which causes Phoenix TV Group to lose control of them, or any of Tianying Jiuzhou or Yifeng Lianhe is disqualified from conducting Internet service business due to applicable laws, Phoenix TV Group may terminate the New Trademark License Agreements immediately. Tianying Jiuzhou and Yifeng Lianhe are also granted a one-year license to continue to use the current marks of our two mobile applications which contain the Chinese words of “Phoenix News” and “Phoenix Video” which will be automatically renewed upon its expiration unless Phoenix TV Group raises any objection. We cannot assure you that we will be able to continue to use Phoenix TV Group’s logos, which would have a material and adverse effect on our business, operating results and financial condition.

We have a mutually beneficial relationship with Phoenix TV. We and Phoenix TV share a common vision of the convergence of traditional and new media channels, and work together to realize this vision. Pursuant to the Program License Agreements, Phoenix TV Group agreed to grant Tianying Jiuzhou, Yifeng Lianhe and Fengyu Network the license to use Phoenix TV Group’s copyrighted content from three television channels of Phoenix TV Group for our various media services in China (excluding Hong Kong, Macau and Taiwan) We believe that our and Phoenix TV’s active promotion of one another’s brands on our respective Internet-enabled and TV platforms helps to grow our combined audience synergistically.

On February 17, 2014, our Chief Executive Officer, Mr. Shuang Liu, was also promoted to the position of chief operating officer of Phoenix TV. The key initiative for his position at Phoenix TV is to accelerate the convergence of TV, PC and mobile platforms of the two companies. As the chief operating officer of Phoenix TV, Mr. Liu is tasked with strategizing, overseeing and allocating resources to implement this convergence strategy. Through this appointment, both companies can more seamlessly expand user reach on each of its media platforms, provide advertisers a one-stop shop solution, more effectively monetize the Phoenix brand across all verticals, and achieve greater cost synergies.

For more information about the terms of each of the New Agreements, see “—C. Organizational Structure—Our Relationship with Phoenix TV.” For more information about the risks associated with our relationship with Phoenix TV, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may not be able to continue to receive the same level of support from Phoenix TV Group in the future. We could lose our license and priority over any third party to use Phoenix TV Group’s content, which would have an adverse effect on our paid services business, and would also negatively affect our video advertising business. Together, these impacts could have an adverse effect on our business and operating results” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We may have conflicts of interest with Phoenix TV and, because of Phoenix TV’s controlling beneficial ownership interest in our company, may not be able to resolve such conflicts on terms favorable for us.”

Our Content

We strive to deliver the most up-to-date, in-depth, exclusive and thought-provoking content to our users. Content selection, editing and production are core focuses of our business. We obtain our content from three major sources: third-party professional media companies, our original contents with intellectual property rights, or IP content, and we-media. The content we acquire covers a wide spectrum of user-targeted subjects, including news, current affairs, finance, technology, automobiles, fashion and entertainment, among others. We believe that we have provided the earliest video and text media coverage among Chinese media companies of certain major world events. We are uniquely positioned among our peers in China to be able to distribute our content on TV. We feed a substantial amount of in-house produced content and UGC to a number of Phoenix TV’s regular prime-time programs each day. We also provide our in-house produced content to domestic TV networks.

Third-Party Professional Content. We have entered into content licensing agreements with approximately 475 professional content providers in aggregate. We obtain our print content from major Chinese print media and news wires and selected international sources. Our Chinese content sources include companies such as China News Service, Xinhua News Agency and the Huanqiu.com, as well as China’s top ten image providers. Our international sources include Reuters, The Associated Press and Agence France Presse, among others. The video content we source from third parties is primarily comprised of news and documentaries, which cater to our users’ preferences. We obtain our third-party video content from major Chinese television broadcasters, such as Shenzhen Satellite TV, Shanxi Satelite TV and Sichuan Satellite TV. The content that we source from professional third parties comprises the majority of the content on our PC websites, mobile applications and mobile websites.

Original IP Content. We produce investigative reports, exclusive video programs and event-based coverage in-house. We frequently conduct interviews with government officials, thought leaders, celebrities and other compelling public figures and we have provided coverage on hundreds of conferences and forums. We transmit a considerable amount of our in-house produced content to Phoenix TV on a frequent basis and to certain Chinese TV networks from time to time. By the end of 2018, one of our original variety show Endless Power (火力无限) has accumulated over 340 million views. Our investment in original content with intellectual property rights has not only inspired our users, but has also generated substantial traffic and financial returns.

We-media Content. We-media content covers various verticals in the form of text, photos, videos, etc., adding an important complementary component to the content we deliver. We have integrated our we-media platform with Yidian’s, so that we can share the we-media content with each other. In sum, we obtain content from over 837,000 we-media accounts by December 2018, including content from top public intellectual, commentators, scholars, KOLs, professors, etc.

Content Editing and Production

Content editing and production are critical components of our content production process. We had a team of 389 editors as of December 31, 2018 organized generally by interest-based vertical. We believe that we possess a strong ability to select and distill compelling news stories and frame issues for our users in a distinctive way. Beyond distributing a large amount of news and information in a timely fashion, we provide independent social commentary and analyses. We edit our videos, primarily consisting of news, documentaries and interviews, into short clips. We organize our content by interest-based vertical and segment it further by featured topic. We actively combine text, image, video and live broadcasting content and integrate interactive UGC, aimed at producing an engaging user experience.

Content Monitoring

We implement monitoring procedures for all of our published content to remove inappropriate or illegal content, including but not limited to we-media and UGC from our discussion forum, comments postings and user survey services. As of December 31, 2018, our content screening team consists of five full-time editors and more than 100 outsourced staff members who are responsible for monitoring and preventing the public release of inappropriate illegal content. Text, images and video content are screened by our content screening team, which reviews the content on a 24-hour, 3-shift basis and employs monitoring procedures, including (i) technology screening, where a text filtering system screens content based on pre-set key words and identifies suspected information; and (ii) manual review, where the content that passes the technology screening is reviewed by the content screening team and the flagged content identified by our technology is reviewed and confirmed before it can be released. For technology screening, the machine recognizes the video and image content and we use an in-house developed identification system in order to comply with PRC regulatory requirements regarding Internet content.

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

Our PC Channel

Our PC channel consists of our website at ifeng.com, which comprises our interest-based verticals and interactive services. According to iResearch, our number of PC daily unique visitors was 28.4 million, and number of monthly unique visitors was 270.3 million in December 2018. We have ranked third among all Internet portals in China in terms of daily unique visitors in December 2018.

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

•                      Fashion. Our fashion vertical provides coverage on fashion, beauty, weight loss, luxury goods, furniture, art and other popular topics, all centered on the theme of refined lifestyle. It offers information on international fashion trends and new fashion concepts. Our fashion vertical covers a variety of luxury topics, including wines, cigars, high-end brand apparel and accessories, as well as services aimed at the high net worth population. It also provides real-time coverage of major world fashion events, bringing users the latest information on styles and trends.

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

•                      We-media. Our we-media vertical, Dafenghao, (“大风号”) offers various we-media content. We have integrated our we-media platform with Yidian’s Yidianhao (“一点号”), and by the end of 2018, we obtained content produced by over 837,000 we-media outlets, public intellectual, commentators, scholars, KOLS, professors, etc., in total.

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

•                      Video. Our v.ifeng.com vertical offers free online video on demand, or VOD. Our free online VOD typically consist of short clips of up to five minutes of news programs, interviews, documentaries and other programs. Our VOD content is easily searchable on our websites and is organized into various verticals of v.ifeng.com for easy browsing, including entertainment, fashion, sports, technology, movies and dramas, and VIP channel. In addition, in an effort to adapt to the rapidly growing popularity of short videos, we started to build our own video content ecosystem and to enhance our artificial intelligence technology on video semantic recognition and other advanced video analysis technologies. As a result of such effort, the number of our UGC providers has increased and the video views of our video contents has grown significantly. In addition, we organize and present video content, supplemented by text, images, user surveys and comment postings on our v.ifeng.com vertical to create a value-added user experience that we believe is richer than that of watching traditional TV.

•                      Web-based Game. We operate third-party developed web-based games on our game platforms, play.ifeng.com. Web-based games are games that can be played directly from the user’s Internet browser without downloading additional software. Currently our game platforms only offer web-based games licensed from third parties. Our game portfolio includes role-playing, strategy and casual games. Revenues generated from web-based games are recorded in games and others under paid services revenues. Web-based game industry has been declining, and therefore our web-based game revenue has also been declining, which contributed only approximately 1.0% of our total revenue in 2018.

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

In September 2018, Fread Limited launched its independent domain, Fread.com. We currently have three domains of PC websites, including ifeng.com, Fread.com, and Tadu.com.

Our Mobile Channel

Our mobile channel includes (i) ifeng news application, (ii) ifeng video application, (iii) mobile Internet website i.ifeng.com (“mobile websites”) and (iv) digital reading applications.

•                      ifeng News (formerly named “Phoenix News”). We offer a wide range of mobile applications for different mobile devices. Ifeng news application is our flagship mobile product, which provides newsfeeds and other contents in the form of text, image, live broadcasting and video.

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

•                      Digital reading applications, Fanyue Novel (“翻阅小说”) and Tadu Apps (“塔读”). Our digital reading applications provide fee-based Internet literatures from writers and digital format books licensed from third-party publishers to customers on our mobile platform. By offering both Fanyue Novel and Tadu Apps, our users are able to enjoy a full-fledged online reading experience and enable us to lay a solid foundation for building our own closed-loop IP ecosystem. Revenues generated from digital reading are recorded in digital entertainment under paid services revenues. We also generate a small portion of our revenue by offering our digital reading platforms as distribution channels for certain programmatic advertisements.

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

WVAS. We also provide wireless value-added services, or WVAS, through telecom operation’s payment platforms to our users. We offer the following WVAS: (i) SMS-based Services, (ii) Music Services, (iii) IVR-based Services, (iv) MMS-based Services, and (v) Animation Services.

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

As is typical in China’s online advertising industry, we primarily enter into advertising service contracts through third-party advertising agencies. We mainly have three types of pricing models, consisting of the Cost Per Day (“CPD”) model, the Cost Per Impression (“CPM”) model, and the Cost Per Click (“CPC”) model. In 2018, our advertising services are primarily on our mobile, instead of PC channel, and we expect our advertising services on mobile will continue to increase going forward. In addition, together with Phoenix TV, we provide bundled new media and TV advertising solutions to certain of Phoenix TV’s advertisers.

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

We have a diverse advertising client base, including both Chinese and international brand advertisers. Our top ten advertisers accounted for 25.9% of our total gross advertising revenues in 2018. Our advertisers generally are in the automobile, e-commerce, financial services, food & beverages, Internet services, entertainment and tourism services, communication services, retail services, IT products, cosmetic products, luxury brands, airline, health care, education and industries.

Paid Services

The following table sets forth our paid services offerings on telecom operators’ platforms and our own platforms and the percentage contribution of our various paid services to our paid services revenues and our total revenues in 2018.

Paid Services Offerings	% of Paid Service Revenues	% of Total Revenues
Digital Entertainment
Digital reading and MVAS	73.9	9.6
Games and others
Web-based games, mobile games, content sales, and other online and mobile paid services through our own platforms	26.1	3.4

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

Research and Development

In 2018, we continued to improve our advertising solution products as well as focus on improving our convergence model across PC, mobile and TV in order to provide our users easier access to our premium content through any device. In particular, we continued to introduce and improve our mobile applications and strengthened commercial products in certain of our verticals. For example, we internally developed an analytic platforms named Feng Yan (“凤眼”) to track and analyze certain real-time user behavior data. Through Feng Yan we can better understand user’s profile and reading preference, and provide reference data for future content production and performance advertising solution. We also have an in-house Data Management Platform to better analyze and manage advertising data and help improve the targeting accuracy of advertisements. Another platform we launched in 2016 is Fengyu (“凤羽”). Fengyu is a customizable and self-service marketing solution that operates under a bidding system. Customers are able to target users based on gender, age, geographic location, interests, device type, etc. Customers can place performance-based ads directly by themselves using our self-service advertising system. We launched Feng Yi (“凤翼”), another customizable marketing solution, catering to premium advertising demands. In 2016, 2017 and 2018, our total technology and product development expenses, including related share-based compensation were RMB161.9 million, RMB192.3 million and RMB204.7 million (US$29.8 million), respectively.

Infrastructure and Technology

Our technology platforms have been designed for reliability, speed, scalability and flexibility and are administered by our in-house technology department. We have access to a network of approximately 4,200 self-owned and leased servers across China mainland, Hong Kong and North America with power supply and power generator backup. We have developed our server operations based on Linux and other open source software, which has allowed us to lower software related investment and enhance our network reliability.

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

Competition

We operate in the market of PC and mobile Internet content and services, especially in newsfeed sector in China. The industry is highly competitive and rapidly changing due to the fast-growing market and technological developments. Our ability to compete successfully depends on many factors, including the quality and relevance of our content, the demographic composition of our users, brand recognition and reputation, user experience, the robustness of our technology platforms, our ability to provide innovative advertising services to our customers and our relationships with our advertisers.

While we believe that our integrated platforms business model and targeted user base is unique, on the whole, from other companies in China, we compete with other content and service providers in each of our individual channels for user traffic, advertising revenues and fee-based services. On Internet content and service provision, we compete primarily with NetEase, Inc., Sina Corporation, Sohu.com Inc. and Tencent Technology Limited. Besides, especially among mobile newsfeed sector, we primarily compete against ByteDance (Jinri Toutiao) and Tecent Technology Limited. In terms of video content, we compete with a number of online video companies, including ByteDance (Douyin), Kuaishou short video, Youku Tudou Inc., iqiyi.com and Tencent video.

We also compete with traditional advertising media, such as television, radio, print media, as well as billboards and other forms of outdoor media. We expect large companies’ proportionate spending on new media advertising of their advertising budgets relative to traditional media advertising to continue increase in the future.

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. We also enter into confidentiality, non-compete and invention assignment agreements with our employees and consultants and nondisclosure agreements with selected third parties. We had 237 PRC software registrations and owned 69 domain names, including ifeng.com, as of March 31, 2019.

We have also designed proprietary logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2019, Tianying Jiuzhou owned 513 PRC registered trademarks, six of which were transferred from Phoenix Satellite Trademark Limited, and Yifeng Lianhe owned 20 PRC registered trademarks. In addition, Tianying Jiuzhou had submitted 242 registration applications relating to 52 logo designs to the PRC Trademark Office. Tianying Jiuzhou and Yifeng Lianhe continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited. Therefore, we are currently not in compliance with a notice of the MIIT which requires ICP License-holders to own the trademarks used in their value-added telecommunications businesses. For information about the risks related to our use of licensed trademarks and our plans to remedy such risks, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our affiliated consolidated entities and their respective shareholders do not own all the trademarks used in their value-added telecommunications services, which may subject them to revocation of their licenses or other penalties or sanctions.”

Employees

We had approximately 1,528, 1,402 and 1,447 employees as of December 31, 2016, 2017 and 2018, respectively. The table below sets forth the number of employees categorized by function as of December 31, 2018:

Function	Number of Employees
Management and administration	225
Content development	327
Mobile products and services	122
Technology and product development	492
Sales and marketing	281
Total	1,447

As of December 31, 2018, we had 1,277, 97 and 59 employees located in Beijing, Shanghai and Guangzhou, respectively, and 14 employees located in other locations in China. Currently we do not have any employees located outside of China.

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

Legal and Administrative Proceedings

From time to time, we are involved in claims and legal proceedings that arise in the ordinary course of business. We are currently a party to certain legal proceedings and claims which in the opinion of our management, adequate provisions have been recorded to cover the probable loss of those that can be reasonably estimated, while other claims are considered would not have material adverse effect, individually or in the aggregate, on our financial position, results of operations or cash flows. From January 1, 2018 to March 31, 2019, we have been subject to 271 cases in the PRC, 155 of which have been concluded. The aggregate amount of damages awards and settlements paid by us was RMB7.7 million. Government authorities may also impose administrative penalties on us if they find that we have infringed third parties’ intellectual property rights.

In October 2015, the National Copyright Bureau imposed a fine of RMB250,000 on Tianying Jiuzhou for disseminating on our PC websites, mobile applications and mobile websites one work of literature that we licensed from third parties that were alleged to have no legal rights to license such work. In November 2016, China Youth Book Inc. and Dewey Press LLC filed a claim against Tianying Jiuzhou and our company for intellectual property infringement of such work based on the above-mentioned finding of the National Copyright Bureau, and the related claim for damage was approximately RMB235.8 million, even though the actual income we generated from such work was less than RMB1,500. This claim was withdrawn by the plaintiffs in January 2018. In April 2018, we received notices from the local court that the plaintiffs have filed a lawsuit against us again for the same claim, with the related claim for damages reduced to approximately RMB99.8 million. In April 2019, we were orally informed by the local court that the plaintiffs had submitted a request to either revise or withdraw their complaint, but we have not received any formal decision of the court, as of the date of this annual report. We are not sure if the complaint will be revised or withdrawn, and if it is withdrawn, we cannot assure you that the plaintiffs will not file lawsuit against us again in the same or different court. In 2017, we received some complaints and claims from third parties alleging intellectual property infringements by us; however, some of the complainants have not provided necessary proofs of title and infringement. We are still negotiating with such complainants and some of these claims are still pending as of the date of this annual report.

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

The following table describes each of our major offices as of December 31, 2018:

Location	Space (in square meters)	Usage of Property	Expiration Dates
Beijing	15,002	Office	July 15, 2022
Guangzhou	1,161	Office	August 31, 2021
Shanghai	1,006	Office	May 31, 2022

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

Foreign Investment Law

On March 15, 2019, the National People’s Congress promulgated the FIL, which will come into effect on January 1, 2020 and upon then the FIL will replace the Existing FIE Laws. The FIL embodies an expected regulatory trend in PRC to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The FIL, by means of legislation, establishes the basic framework for the access, promotion, protection and administration of foreign investment in view of investment protection and fair competition.

According to the FIL, foreign investment shall enjoy pre-entry national treatment, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The FIL provides that foreign invested entities operating in foreign “restricted” or “prohibited” industries will require entry clearance and other approvals. However, it is unclear whether the “negative list” will differ from the 2018 Negative List. In addition, the FIL does not comment on the concept of “de facto control” or contractual arrangements with variable interest entities, however, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment. See “Item 3. Key Information—D. Risk Factors— Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.”

The FIL also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriate or requisition the investment of foreign investors is prohibited; mandatory technology transfer is prohibited, allows foreign investors’ funds to be freely transferred out and into the territory of PRC, which run through the entire lifecycle from the entry to the exit of foreign investment, and provide an all-around and multi-angle system to guarantee fair competition of foreign-invested enterprises in the market economy. In addition, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. Furthermore, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the FIL, which means that foreign invested enterprises may be required to adjust the structure and corporate governance in accordance with the current PRC Company Law and other laws and regulations governing the corporate governance.

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

Regulations for Administration of Foreign-Invested Telecommunications Enterprises (2016, revised), or the FITE Regulations. Under the FITE Regulations, a foreign entity is prohibited from owning more than 50% of the total equity interests in any value-added telecommunications service business in the PRC and the major foreign investor in any value-added telecommunications service business in the PRC shall have a good track record in such industry.

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

We have also designed proprietary logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2019, Tianying Jiuzhou owned 513 PRC registered trademarks, six of which were transferred to it from Phoenix Satellite Trademark Limited, and Yifeng Lianhe owned 20 PRC registered trademarks. In addition, Tianying Jiuzhou had submitted 242 registration applications relating to 52 logo designs to the PRC Trademark Office. Tianying Jiuzhou and Yifeng Lianhe continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited. Therefore, we are currently not in compliance with the MIIT 2006 Notice.

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

Some of the video, image and text contents on our PC websites, mobile applications and mobile websites are foreign content and we currently do not have any approval from SAPPRFT for introducing and broadcasting foreign TV content into China and cannot assure you that we may be able to obtain such approval if required to do so. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain SAPPRFT’s approval for introducing and broadcasting foreign television programs could have a material adverse effect on our ability to conduct our business.”

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

Regulation of Online Cultural Activities, Online Games and Internet Music

The MCT promulgated the new Provisional Measures on Administration of Internet Culture on February 17, 2011, or the Internet Culture Measures, which became effective as of April 1, 2011 and the Notice on Issues Relating to Implementing the Newly Amended Provisional Measures on Administration of Internet Culture on March 18, 2011, replacing the relevant regulations promulgated in 2003. The Internet Culture Measures apply to entities that engage in activities related to “online cultural products.” “Online cultural products” are classified as cultural products produced, disseminated and circulated via the Internet that include: (i) online cultural products specifically produced for the Internet, such as online music entertainment, network games, network performance programs, online performing arts, online artworks and online animation features and cartoons; and (ii) online cultural products that are converted from music entertainment, games, performance programs, performing arts, artworks and animation features and cartoons and disseminated via the Internet. Pursuant to the Internet Culture Measures, an entity that intends to commercially engage in any of the following types of activities are required to obtain an Online Culture Operating Permit from the applicable provincial level culture administrative authority:

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

On June 4, 2009, the MCT and MOFCOM jointly issued the Notice on Strengthening the Administration of Online Game Virtual Currency, or the Virtual Currency Notice, to regulate the trading of online game virtual currencies. The Virtual Currency Notice defines the meaning of virtual currency and places a set of restrictions on the trading and issuance of virtual currency. The Virtual Currency Notice also reiterates that virtual currency can only be provided to users in exchange for an RMB payment and can only be used to pay for virtual goods and services of the issuers.  In addition, the Virtual Currency Notice states that online game operators are not allowed to give out virtual items or virtual currency through lottery-base activities, such as lucky draws, betting or random computer sampling, etc., in exchange for user’s cash or virtual money. We provide extra free virtual currencies to game users as they buy virtual currencies from us. For more information regarding regulatory risks related to our online games business, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry— If we fail to obtain or maintain all applicable permits and approvals, or fail to comply with PRC regulations, relating to online games, our ability to conduct our online game business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions.”

On June 3, 2010, the MCT issued the Provisional Regulations for the Administration of Online Games, which applies to business activities relating to online game development and operation and virtual currencies issuance and trading. Pursuant to this regulation, business entities are required to obtain an Online Culture Operating Permit prior to commencing their online game operation. Game operators must file separate applications for virtual currencies issuance and trading. Regarding virtual currencies trading, game operators can only issue virtual currencies in exchange of service they provide themselves rather than trading for service or products of the third parties. Game operators cannot appropriate advance payments from players. Game operators are not allowed to provide trading service of virtual currencies to minors. Records of all transactions in the accounts shall be kept for minimum 180 days.

On December 2, 2016, the MCT issued the Administrative Measures for Business Activities of Online Performances, which became effective on January 1, 2017. According to these measures, the business of transmitting in real time the content of online games presented or narrated via information networks such as Internet, mobile communication networks and mobile Internet or uploading such contents for communication in the audio-visual form shall be administered as online performances. An operator of online performances shall apply for Online Culture Operating Permit with the competent provincial administrative cultural department, and the business scope indicated on the Online Culture Operating Permit shall clearly include online performances. In addition, an operator of online performances shall present the number of its Online Culture Operating Permit in a prominent position on the homepage of its websites.

On December 1, 2016, MCT issued the Circular of the Ministry of Culture on Regulating the Operations of Online Games and Strengthening Interim and Ex Post Regulation, the MCT Online Games Regulation, which will become effect on May 1, 2017. Pursuant to the MCT Online Games Regulation, MCT further clarified the scope of operations of online games. Technical testing of online games conducted by an enterprise engaging in online games operations by means such as making the online games available for user registration, opening the fee-charging system of the online games, providing client-end software with direct server registration and login functions, etc. shall be deemed as the operations of online games. In addition, with respect to enterprises engaging in providing user systems, fee-charging systems, program downloading, publicity and promotion and other services for the online game products of another operating enterprise and participating in sharing the revenue from the operations of online games shall be deemed as engaging in joint operations, and shall bear corresponding liabilities. In addition, this circular standardizes the service for distributing the virtual props listed as below:

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

On November 20, 2006, the MCT issued Several Suggestions on the Development and Administration of the Internet Music, or the Suggestions, which became effective on November 20, 2006. The Suggestions, among other things, reiterate the requirement for Internet service providers to obtain an Online Culture Operating Permit to operate any business involving Internet music products. In addition, foreign investors are prohibited from operating Internet culture businesses. However, the laws and regulations on Internet music products are still evolving, and there have not been any provisions stipulating whether or how music videos will be regulated by the Suggestions.

On August 18, 2009, the MCT issued the Notice on Strengthening and Improving the Content Review of Online Music. According to this notice, only “Internet culture operating entities” approved by the MCT may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. Online music content shall be reviewed by or filed with the MCT. Internet culture operating entities should establish a strict system for self-monitoring online music content and set up a special department in charge of such monitoring.

Tianying Jiuzhou provides Internet music products on our PC websites, mobile applications and mobile websites. As of the date of this annual report, Tianying Jiuzhou has been granted an Online Culture Operating Permit with a permitted scope including the operation of online music, art and entertainment products, online game products (including virtual currencies for online games), art products, play performance, animation products and organization of exhibition or race of the online cultural products. However, the Online Culture Operating Permit does not cover the operation of online performances. Tianying Jiuzhou has also obtained an Internet Publication License from SAPPRFT with respect to books and periodicals published on the Internet, including the mobile Internet, and online and mobile games. For more information regarding regulatory risks of our online games business, see “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Business and Industry—If we fail to obtain or maintain all applicable permits and approvals, or fail to comply with PRC regulations, relating to online games, our ability to conduct our online game business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions.”

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

In order to comply with these laws and regulations, we submitted an application to CAC for the Internet news license and we have been trying our best to obtain the license. However, we have not been granted such license as of the date of this annual report and cannot assure you that we may be able to obtain one. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services that provide political news or to cease the Internet access services provided by third parties to us.”

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

Certain of our advertising services contain drug-related information. We currently do not have such qualification certificate, but have engaged an agency to assist us in applying for such certificate. We cannot assure you that we may be able to obtain it. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain certain permits for our advertising services that contain drug-related information would subject us to penalties.”

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

Regulation of Foreign Exchange Registration of Offshore Investment by PRC Residents

On July 4, 2014, SAFE issued the Circular on Several Issues Concerning Foreign Exchange Administration of Domestic Residents Engaging in Overseas Investment, Financing and Round-Trip Investment via Special Purpose Vehicles, or SAFE Circular 37, which became effective on the same date. SAFE Circular 37 and its detailed guidelines require PRC residents to register with the local branch of SAFE before contributing their legally owned onshore or offshore assets or equity interests into any special purpose vehicle, or SPV, directly established, or indirectly controlled, by them for the purpose of investment or financing; and when there is (i) any change to the basic information of the SPV, such as any change relating to its individual PRC resident shareholders, name or operation period or (ii) any material change, such as increase or decrease in the share capital held by its individual PRC resident shareholders, a share transfer or exchange of the shares in the SPV, or a merger or split of the SPV, the PRC resident must register such changes with the local branch of SAFE on a timely basis. According to the relevant SAFE rules, failure to comply with the registration procedures set forth in SAFE Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore companies of SPVs, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from such offshore entity, and may also subject the relevant PRC residents and onshore companies to penalties under PRC foreign exchange administration regulations. Further, failure to comply with various SAFE registration requirements described above would result in administrative penalties or even criminal liabilities under PRC laws. On February 13, 2015, SAFE issued SAFE Circular 13, which is the Circular on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investments. Under SAFE Circular 13, qualified banks are delegated the power to register all PRC residents’ investments in SPVs pursuant to SAFE Circular 37, saving for supplementary registration application made by PRC residents who failed to comply with SAFE Circular 37, which shall still fall into the jurisdiction of the local branch of SAFE. SAFE Circular 13 took effect on June 1, 2015.

We understand that the aforesaid registration requirement under SAFE Circular 37, SAFE Circular 13 and the relevant implementing rules do not apply to our PRC subsidiaries or our PRC resident beneficial owners due to the following reasons: (i) our company was incorporated and controlled by Phoenix TV, a Hong Kong listed company, rather than any PRC residents defined under SAFE Circular 37, (ii) none of the former or current shareholders of our PRC affiliated consolidated entities established or acquired interest in our company by injecting the assets of, or equity interests in, our affiliated consolidated entities, and (iii) before the public listing of our ADSs all of our PRC resident beneficial owners obtained interest in our company through exercise of options granted to them under our share incentive plan. However, we cannot assure you that SAFE or its local branch would hold the same opinion with us and the relevant government authorities have broad discretion in interpreting these rules and regulations. See “Item 3. Key Information—D. Risk Factors—Risk Relating to Doing Business in China—If the PRC government finds that our PRC beneficial owners are subject to the SAFE registration requirement under SAFE Circular 37 and the relevant implementing rules and our PRC beneficial owners fail to comply with such registration requirements, such PRC beneficial owners may be subject to personal liability, our ability to acquire PRC companies or to inject capital into our PRC subsidiaries may be limited, our PRC subsidiaries’ ability to distribute profits to us may be limited, or our business may be otherwise materially and adversely affected.”

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

Our equity investments in Phoenix FM, Shenzhenshi Fenghuang Jingcai Network Technology Co., Ltd., Beijing Phoenix Lilita Information Technology Co., Ltd., and Lifeix Inc. have been fully impaired and we have fully written off our investments in these entities during the years from 2015 to 2017.

In October 2014, we acquired Series B convertible redeemable preferred shares of Particle, representing 9.34% of the equity interests in Particle on an as-if converted basis, with a total cash consideration of US$6.0 million. Particle operates Yidian, a personalized news and life-style information application in China that allows users to define and explore desired content on their mobile devices. In December 2014, we acquired ordinary shares of Particle, representing 9.08% of the equity interests in Particle on an as-if converted basis, with a cash consideration of US$5.0 million and a number of our ordinary shares with fair value of US$2.8 million. In April 2015, we acquired Series C convertible redeemable preferred shares of Particle with a cash consideration of US$30.0 million, and we also acquired additional ordinary shares and Class A ordinary shares of Particle from certain existing shareholders for an aggregate purchase price of US$27.6 million. Following the transactions, also in April 2015, Particle repurchased all the ordinary shares and Class A ordinary shares held by us, including ordinary shares purchased by us in 2014, and issued to us one Series C convertible redeemable preferred share for each ordinary share or Class A ordinary share. In January and April 2016, we granted two unsecured short-term convertible loans to Particle with an aggregate principal amount of US$20.0 million, and we converted the principal amounts of these loans and all accrued interests with a total amount of US$20.7 million into Series D1 convertible redeemable preferred shares of Particle in December 2016.

As of the date hereof, we held Series B, Series C and Series D1 convertible redeemable preferred shares of Particle, which had been accounted for as available-for-sale debt investments, representing an aggregate of approximately 37.63% equity interest in Particle on an as-if converted basis. The fair value of our available-for-sale debt investments in Particle was RMB1,959.5 million (US$285.0 million) as of December 31, 2018. In February 2019, we entered into a binding letter of intent, or LOI, pursuant to which we commit to sell and transfer 32% of the total outstanding shares of Particle to the proposed buyers for a total consideration of US$448 million and we are expected to hold approximately 5.63% of the equity interests in Particle following the completion of this transaction. We have already received a cash deposit of US$100 million, or the USD Deposit, pursuant to the terms of the LOI from the proposed buyers. In March 2019, we entered into a share purchase agreement with Run Liang Tai in accordance with the LOI. Completion of the proposed transactions are subject to certain closing conditions, or the Closing Conditions, such as approvals by the board and shareholders of our parent company, Phoenix TV, related approval of The Stock Exchange of Hong Kong Limited, approval, consent and waiver of other shareholders of Particle, and the delivery of valuation result of an independent valuation firm. There is no assurance that the proposed transactions will ever be closed. If we unilaterally decide to terminate the proposed transactions or if we materially breach our representations, warranties and obligations under the purchase agreement, we will refund the USD Deposit with interest to the proposed investor and pay liquidated damages of US$40 million to the proposed investor. If the proposed transactions fail to close because any of the Closing Conditions is not satisfied before the mutually agreed deadline, we will refund the USD Deposit with interest to the proposed buyers and pay liquidated damages of US$40 million to the proposed buyers and otherwise fully compensate the proposed buyers. We will also be required to pay the proposed buyers additional compensation calculated at an annual rate of 6% for the period in which we have held the US$100 million of deposit if this transaction fails to close before July 22, 2019 or within such longer period as agreed by the parties due to failure to obtain approvals by the board of directors and shareholders of Phoenix TV for this transaction. If the proposed transactions fail to close because any of the other Closing Conditions is not satisfied before the mutually agreed deadline and the proposed buyers decide to terminate the agreement, we will refund the USD Deposit to the proposed buyers together with interests. Except as described above, the USD Deposit will not be refundable, and the deposit together with accrued interest will be applied towards the purchase price to be paid by the proposed buyers upon closing of the proposed transactions. We agree to delegate all of our rights as a shareholder of Particle (excluding economic interests) to the proposed buyers and cause our representatives on Particle’s board of directors to delegate all of their rights to the proposed buyers. Upon the payment of the full purchase price, the proposed buyers will be entitled to appoint two directors of Particle to replace the two directors appointed by us.

In December 2014, we lost control over Tianbo, a previously consolidated subsidiary, as the result of disposal of certain equity interest of Tianbo, and we currently still hold 50% of the equity interests in Tianbo. As we have significant influence over financial and operating decision-making after deconsolidation, we account for the retained 50% equity interest by using the equity method of accounting. In April 2019, shareholders of Tianbo agreed to amend its articles of association to allow us to regain control over Tianbo. As a result, we except to fully consolidate Tianbo from April 1, 2019, which may have material impact on our consolidated financial statements for periods ending after such date. At the same time, we agreed to invest in form of free advertising resources as consideration to gain control over Tianbo. Tianbo is principally engaged in operation of the real property channel and sales of real property advertisements for ifeng.com. As of December 31, 2017 and 2018, the carrying value of equity investment in Tianbo was RMB15.1 million and RMB20.5 million (US$3.0 million), respectively.

In January 2015, in order to leverage our brand, content platform and large user base to expand into more entertainment related businesses, we established a subsidiary, Meowpaw. Meowpaw is engaged in creating intellectual properties, related games, books, movies and animations, etc. As of the date of this annual report, we held 75% of Meowpaw’s equity interests, and its noncontrolling shareholder, who is an individual, held the remaining 25%. Meowpaw’s share capital was not sufficient to support its operations. In addition to the capital injection, we provided a long-term financing of RMB79.0 million to support its operations.

In August 2017, we acquired an 8% equity interest in Kuailai with a consideration of RMB0.2 million. Kuailai operates Xunhutai, a life-style information application in China. As of December 31, 2018, the fair value of our equity investment in Kuailai was RMB0.2 million (US$0.03 million).

In November 2018, we acquired a 10% equity interest in Yitong Technology, by investing in newly issued shares of Yitong Technology with a consideration of RMB13.0 million (US$1.9 million), of which RMB6.5 million (US$0.9 million) was paid in December 2018 and the remaining RMB6.5 million (US$0.9 million) was recorded as amount due to related party in the balance sheet. Yitong Technology mainly engages in big data application development and operation in China. As our equity investment in Yitong Technology has preferred liquidation rights, it is not considered as in-substance common stock, and should be measured at fair value, with changes in the fair value recognized through net income/(loss). As the investments in Yitong Technology lack readily determinable fair values, we elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. As of December 31, 2018, the fair value of our equity investment in Yitong Technology was RMB13.0 million (US$1.9 million).

In December 2018, we acquired a 25.5% equity interest in Yitian Xindong, for an aggregate purchase price of RMB144.1 million (US$21.0 million). Telling Telecom, concurrently transferred another 25.5% of its equity interests in Yintian Xindong to Bingruixin, a third party, which then granted an option to us that will allow us to acquire the 25.5% equity interest from Bingruixin for RMB144.1 million (US$21.0 million). Bingruixin has also entrusted the voting rights of such 25.5% equity interest to us, as a result of which we started to consolidate Yitian Xindong in our financial statements from December 28, 2018. We have exercised the call option granted by Bingruixin on March 1, 2019 and acquired a 25.5% equity interest in Yitian Xindong. We currently hold 51% of the equity interest in Yitian Xindong and continue to consolidate Yitian Xindong. Yitian Xindong owns Tadu Apps, which collectively have more than one million daily active users.

In December 2018, we acquired a 40% equity interest of Fengyi Technology with a consideration of RMB2.0 million (US$0.3 million). Fengyi Technology mainly engages in advertising service in China. As the investment in Fengyi Technology is redeemable at our option, it is not considered in-substance common stock but considered debt securities. Our investment in Fengyi Technology is classified as available-for-sale debt investments and reported at fair value. As of December 31, 2018, the fair value of investment in Fengyi Technology was RMB2.0 million (US$0.3 million).

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

We do not have any equity interests in Tianying Jiuzhou or its subsidiaries, Yifeng Lianhe, or Chenhuan or its subsidiaries. However, as a result of these contractual arrangements, we are the primary beneficiary of each of Tiangying Jiuzhou, Yifeng Lianhe and Chenhuan and account for them as our affiliated consolidated entities under U.S. GAAP. Outstanding equity interests in Tianying Jiuzhou, Yifeng Lianhe and Chenhuan are held by Haiyan Qiao and Ximin Gao, Xiaowei Shang and Yansheng He, and Haipeng Wu and Yansheng He respectively. Mssrs. Qiao, Gao, Shang, Wu and He are all current employees of our company and have each been employed by us for approximately ten years. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of our affiliated consolidated entities may have potential conflicts of interest with us.”

We have consolidated the financial results of each of Tianying Jiuzhou and its subsidiaries, Yifeng Lianhe, and Chenhuan and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. In 2018, Tianying Jiuzhou and its subsidiaries accounted for 36.1% of our total revenues, Yifeng Lianhe accounted for 0.8% of our total revenues, and Chenhuan and its subsidiaries accounted for 6.9% of our total revenues.

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

Pursuant to the Technical Service Agreements, the affiliated consolidated entities have each agreed to pay to Fenghuang On-line or Qieyiyou an amount equal to a certain percentage of their respective annual revenues, plus a special service fee for certain services rendered by Fenghuang On-line or Qieyiyou at the request of the relevant affiliated consolidated entity. However, the Technical Service Agreements also provide that notwithstanding such agreement as to payment, the actual amount of the service fee may be adjusted upon mutual agreement of the parties. Historically, the affiliated consolidated entities have deducted relevant costs and expenses from the amount that is subject to the service fee payment. In 2016, 2017 and 2018, the affiliated consolidated entities transferred technical service fees of RMB119.0 million, RMB39.0 million and RMB60.5 million (US$8.8 million), respectively, to Fenghuang On-line and Qieyiyou and their subsidiaries.

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

Exclusive Equity Option Agreements. Each of the Tianying Jiuzhou and Yifeng Lianhe, their respective shareholders and Fenghuang On-Line have entered into an exclusive equity option agreement, or equity option agreement, pursuant to which Fenghuang On-line has an irrevocable, unconditional and exclusive option to purchase, or to designate other persons to purchase from the shareholders, to the extent permitted by applicable PRC laws, rules and regulations, all of the equity interests in the affiliated consolidated entities. Fenghuang On-line may acquire all of the equity interests in the relevant affiliated entity through one purchase or a series of purchases, the timing, manner and frequency of which are in Fenghuang On-line’s discretion. The purchase price for the entire equity interest is to be calculated based on the paid-up amount of the relevant equity interest or the minimum price permitted by applicable PRC laws, rules and regulations. In addition, the amount borrowed by the respective shareholders from Fenghuang On-line for making the capital contributions to the relevant affiliated consolidated entities under the loan agreements, as described in “—Loan Agreements,” shall offset the purchase price paid for any transfer of equity interests from the respective shareholders to Fenghuang On-line or be immediately repaid by such shareholders in accordance with the terms of the loan agreement.

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

We have been advised by our PRC legal counsel, Zhong Lun Law Firm, that our organizational structure in China (including our corporate structure and our contractual arrangements with our affiliated consolidated entities) complies with all applicable PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations. However, there are uncertainties regarding the interpretation and application of the relevant PRC laws, rules and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not take a view that is contrary to the opinion of our PRC legal counsel. Our PRC legal counsel has further advised that if a PRC government authority determines that our corporate structure, the contractual arrangements or the reorganization to establish our current corporate structure violates any applicable PRC laws, rules or regulations, the contractual arrangements will become invalid or unenforceable, and we could be subject to severe penalties and required to obtain additional governmental approvals from the PRC regulatory authorities. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in Internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we would be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could limit the protections available to you and us.”

Our Relationship with Phoenix TV

We are currently a subsidiary of Phoenix TV, the leading Hong Kong-based satellite TV network broadcasting Chinese language content globally and into China. Phoenix TV owned 54.5% of our outstanding ordinary shares and 60.9% of the voting power of our ordinary shares as of March 31, 2019. Phoenix TV first reported its new media business as one of its business segments in its annual report submitted to the Hong Kong Stock Exchange for the year ended December 31, 2007.

Fenghuang On-line and Phoenix TV entered into a cooperation agreement, or the Phoenix TV Cooperation Agreement, on November 24, 2009, which expired on May 27, 2016. Under this agreement, Fenghuang On-line and Phoenix TV agreed to certain cooperative arrangements in the areas of content, branding promotion and technology. Pursuant to the Phoenix TV Cooperation Agreement, in November 2009 Tianying Jiuzhou and Yifeng Lianhe entered into a program content license agreement, or Content License Agreement, with Phoenix Satellite Television Company Limited and a trademark license agreement, or Old Trademark License Agreement, with Phoenix Satellite Television Trademark Limited.  Considering the significant growth and changes in our business since execution of these agreements in 2009, we and Phoenix TV Group entered into a new set of agreements in May 2016 and December 2017, or the New Agreements, to amend and replace the previous agreements and provide the terms of our continued cooperation. The New Agreements include Program Resource License Agreements and Program Text/Graphics Resource License Agreements, or the Program License Agreements, between Phoenix Satellite Television Company Limited and each of Tianying Jiuzhou, Yifeng Lianhe and Fengyu Network, and trademark license agreements by and among Phoenix Satellite Television Trademark Limited and each of Tianying Jiuzhou and Yifeng Lianhe, or the New Trademark License Agreements. In addition, Phoenix Satellite Television Trademark Limited and Tianying Jiuzhou entered into four supplementary agreements to the New Trademark License Agreements in April 2018, August 2018 and October 2018, to grant Tianying Jiuzhou the right to sublicense certain trademarks to agents that operate local websites of our Company, which will expire in December 2020. Unlike the previous agreements, the New Agreements do not grant us the right to sublicense Phoenix TV Group’s copyrighted content to third parties.

Pursuant to the Program License Agreements, Phoenix TV Group agreed to grant Tianying Jiuzhou, Yifeng Lianhe and Fengyu Network the license to use Phoenix TV Group’s copyrighted video content from three television channels of Phoenix TV Group for our various media services in China (excluding Hong Kong, Macau and Taiwan) The fees payable to Phoenix TV Group by us for all content licenses described above will be RMB10.0 million for the first year of the agreements, which will incrementally increase by 15% for each subsequent year of the agreements.

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

In addition, Tianying Jiuzhou and Yifeng Lianhe are able to use certain of Phoenix TV Group’s logos pursuant to the Old Trademark License Agreement and the New Trademark License Agreements. We believe that our use of these logos helps to affiliate us with the brand of Phoenix TV Group, which helps to enhance our own brand. Different from the Old Trademark License Agreement, however, the New Trademark License Agreements no longer allow us to use the double-phoenix logo of Phoenix TV Group on a stand-alone basis and increased the annual license fee payable to Phoenix TV Group from a total of US$10,000 to the greater of 2% of the annual revenues of Tianying Jiuzhou or Yifeng Lianhe (as the case may be) or US$100,000 for each company. Tianying Jiuzhou and Yifeng Lianhe had annual revenues of RMB298.0 million (US$43.3 million) in 2018 in accordance with U.S.GAAP, which meant that the annual license fee payable to Phoenix TV Group was RMB6.0 million (US$0.9 million) in 2018. Each of the New Trademark License Agreements has an initial term of three years and may be extended prior to expiration of its term with the written confirmation of Phoenix TV Group, and may be terminated earlier by Phoenix TV Group in the event of a material breach by us of any covenant or a material failure by us to perform any of our obligation and if the breach or failure, as applicable, is not rectified within a reasonable time or ten days of receipt of written notice from Phoenix TV Group. For example, we may in practice use such logos beyond the scope authorized by Phoenix TV Group, which may constitute a breach of such agreements and cause Phoenix TV Group to terminate such New Trademark License Agreements. We cannot assure you that we will be able to continue to use Phoenix TV Group’s logos in order to help maintain our brand affiliation with Phoenix TV Group. If our brand image deteriorates as a result of a weaker brand affiliation with Phoenix TV Group, our business and the price of your ADSs could be negatively affected.

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

Overview

We are a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, we enable consumers to access professional news and other quality information and UGC, on the Internet and through their PCs and mobile devices. We also transmit our UGC and in-house produced content to TV viewers primarily through Phoenix TV. Our PC channel includes major verticals such as news, fashion, military, finance, web-based games, and digital reading. Our mobile channel includes our mobile news application, mobile video application, HTML5-based mobile Internet websites, mobile digital reading applications (“Fanyue Novel” and “Tadu”). We also act as a service provider for telecom operators, providing content and mobile value-added services. The appeal of our brand is enhanced by its affiliation with the “Phoenix” (“鳳凰”) brand of Phoenix TV.

According to iResearch, our number of PC daily unique visitors was 28.4 million, and number of monthly unique visitors was 270.3 million in December 2018. We ranked third among all Internet portals in China in terms of daily unique visitors in December 2018, according to iResearch. We earn revenues from advertising and paid services, which accounted for 87.0% and 13.0% of our total revenues, respectively, in 2018.

Our net advertising revenues accounted for 85.3%, 85.9% and 87.0% of our total revenues in 2016, 2017 and 2018, respectively. We provide advertising services through PC channel and mobile channel, which accounted for 30.9% and 69.1% of our net advertising revenues respectively in 2018. We recognize revenues from our advertising services on a net basis, after deducting the agency service fees we pay to advertising agencies.

We see mobile devices as the primary gateway for news and other media content consumption going forward. In recent years, we have taken steps to evolve our business and shift our revenue mix towards our mobile channels, which we believe have greater potential for sustainable growth over the long term, and which have demonstrated robust growth in 2018. Our mobile advertising revenues increased by 5.9% to RMB827.9 million (US$120.4 million) in 2018 from RMB781.8 million in 2017. By continuing to strengthen our core competencies of content production capability, dedication to serious journalism and cutting-edge technology, we believe that we will be better positioned to capitalize on emerging opportunities as increasing numbers of consumers in China use Internet-enabled mobile devices to consume news and other media content.

We offer a wide variety of paid services primarily through our mobile channel and operations with the telecom operators. We classify our paid services into (i) digital entertainment, which includes digital reading and MVAS, and (ii) games and others, which include web-based games, mobile games, content sales, and other online and mobile paid services through our own platforms. We derived 73.9% and 26.1% of our paid services revenues, respectively, from our digital entertainment and games and others in 2018. Due to a 42.3% decrease in the MVAS revenues mainly resulting from the decline in users’ demand for services provided through telecom operators in China, our paid services revenues decreased from RMB221.6 million in 2017 to RMB179.1 million (US$26.1 million) in 2018.

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

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the financial statements of us, our subsidiaries, our affiliated consolidated entities, and the subsidiaries of our affiliated consolidated entities. The consolidated financial statements have been prepared in accordance with U.S. GAAP and on a going concern basis. All significant transactions and balances among us, our subsidiaries, our affiliated consolidated entities and the subsidiaries of our affiliated consolidated entities have been eliminated upon consolidation. We consolidate our affiliated consolidated entities and the subsidiaries of our affiliated consolidated entities as required by Accounting Standards Codification, or ASC, 810 Consolidation, because Fenghuang On-line and Qieyiyou hold all the variable interests of our affiliated consolidated entities and have been determined to be the primary beneficiaries of our affiliated consolidated entities.

Business combinations and non-controlling interests

We account for our business combinations using the acquisition method of accounting in accordance with ASC 805 Business Combinations. The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers and liabilities incurred by us and equity instruments issued as well as the contingent considerations as of the acquisition date. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interests in the acquiree over (ii) the fair value of the identifiable tangible and intangible net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income/(loss). During the measurement period, which can be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive income/(loss).

In a business combination achieved in stages, we re-measure the previously held equity interests in the acquiree immediately before obtaining control at its acquisition date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of comprehensive income/(loss).

When there is a change in ownership interests or a change in contractual arrangements that results in a loss of control of a subsidiary, we deconsolidate the subsidiary from the date control is lost. Any retained non-controlling investment in the former subsidiary is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary.

For our non-wholly owned subsidiaries, a non-controlling interest is recognized to reflect portion of equity that is not attributable, directly or indirectly, to us. When the non-controlling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of us, the non-controlling interest is classified as mezzanine equity. Transactions with changes in our ownership interest while we retain our controlling financial interest in our subsidiary shall be accounted for as equity transactions. Therefore, no gain or loss shall be recognized in the consolidated statements of comprehensive income/(loss). The carrying amount of the non-controlling interest shall be adjusted to reflect the change in our ownership interest in the subsidiary. Any difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interest is adjusted shall be recognized in equity attributable to us. Consolidated net income/(loss) in the consolidated statements of comprehensive income/(loss) includes net income (loss) attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests, along with adjustments for share-based compensation expense arising from outstanding share-based awards relating to subsidiaries’ shares, are also recorded as non-controlling interests in our consolidated balance sheets. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows.

Use of Estimates

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Foreign Currency Translation

We use RMB as our reporting currency. Our operations in the PRC and other regions use their respective currencies as their functional currencies. In the consolidated financial statements, the financial information of us and our subsidiaries, which uses U.S. dollars or Hong Kong dollars as their functional currency, has been translated into RMB at the exchange rates quoted by the PBOC. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and have been shown as a component of other comprehensive loss or income in the consolidated statements of shareholders’ equity and the consolidated statements of comprehensive income/(loss).

Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies on the balance sheet date are re-measured at the applicable rates of exchange in effect on that date. Foreign currency exchange gain or loss resulting from the settlement of such transactions and from re-measurement at period-end is recognized in foreign currency exchange gain or loss in the consolidated statements of comprehensive income/(loss).

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

Level 1— Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2— Include other inputs that are directly or indirectly observable in the marketplace

Level 3— Unobservable inputs which are supported by little or no market activity

U.S. GAAP describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset. In some circumstances, a combined approach of the aforementioned three approaches may be used to measure the fair values.

We have a significant amount of financial instruments that are classified as Level 2 and Level 3 according to ASC 820 Fair Value Measurement and Disclosures. The financial instruments classified as Level 2 are short term investments. The valuation for the available-for-sale debt investments classified as Level 3 are determined based on unobservable inputs which require significant judgment. The fair values of our available-for-sale debt investments in Particle were determined based on the discounted cash flow model for the years ended December 31, 2016 and 2017. As we entered into a binding letter of intent, or the LOI, to sell part of our investments in Particle in February 2019, for the year ended December 31, 2018, the fair values of the investments in Particle were based on the scenario analysis, the weighted average valuation results derived from both the discounted cash flow model and the market approach, and the probability of each scenario.

The key inputs used in available-for-sale debt investments valuation as of December 31, 2016, 2017 and 2018 were as follows:

	AS of December 31
	2016	2017	2018
			Under the Status Quo Scenario*	Under the Trade Sale Scenario*
Discount rate	23.0%	23.0%	22.5%	17.0%
Lack of marketability discount (“DLOM”)	25.0%	25.0%	20.0%	15.0%
Volatility	47.0%	45.3%	44.5%	44.8%
Revenue growth rate	10%-349.0%	5.0%-93.8%	3.7%-75.8%	3.7%-75.8%
Terminal growth rate	3.0%	3.0%	3.0%	3.0%
Control premium	N/A	N/A	N/A	30.0%
Probability of each scenario	N/A	N/A	60.0%	40.0%

Note:

*                 Under the status quo scenario, we would not close the transaction contemplated under the LOI, and we would keep holding the investments of convertible redeemable preferred shares in Particle and maintain the status quo.

**          Under the trade sale scenario, we would close the transaction contemplated under the LOI, and we would go through trade sales on the investments of convertible redeemable preferred shares in Particle.

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

Available-for-sale debt investments

In accordance with ASC 320 Investments-Debt and Equity Securities, we classify the investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”. The securities that we have positive intent and ability to hold to maturity are classified as held-to-maturity securities. The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Investments that have readily determinable fair values not classified as trading or as held-to-maturity are classified as available-for-sale debt investments. Available-for-sale debt investments are reported at fair value, which is estimated by management after considering an independent appraisal performed by a reputable appraisal firm, with unrealized gains and losses, if any, recorded in the accumulated other comprehensive loss or income in shareholder’s equity. The tax effects of the unrealized gains and losses of the available-for-sale debt investments should be recorded net against the pre-tax changes in other comprehensive income. An impairment loss on the available-for-sale debt investments would be recognized in the consolidated statements of comprehensive income/(loss) when the decline in value is determined to be other-than-temporary. Investments with maturities of greater than 12 months are recorded in non-current assets.

Equity investments

Investments in entities in which we can exercise significant influence but do not own a majority equity interests or control are accounted for using the equity method of accounting in accordance with ASC 323 Investments-Equity Method and Joint Ventures. We adjust the carrying amount of equity method investment for our share of the income or losses of the investee and report the recognized income or losses in the consolidated statements of comprehensive income/(loss). Our share of the income or losses of an investee are based on the shares of common stock and in-substance common stock held by us.

We adopted ASU 2016-1, Recognition and Measurement of Financial Assets and Financial Liabilities, beginning from January 1, 2018, and the cumulative effect of initially applying the guidance to the financial statements of prior periods at January 1, 2018 was not material. After the adoption of this new accounting standard, we measure equity investments, other than those accounted for under the equity method, at fair value through net income/(loss). For investments in equity securities lacking of readily determinable fair values, we have elected to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

An impairment loss on the equity investments is recognized in the consolidated statements of comprehensive income/(loss) when the decline in value is determined to be other-than-temporary.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. We first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed.

In performing the two-step quantitative impairment test, the first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit.

Intangible Assets, Net

Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets mainly consist of computer software purchased from unrelated third parties, operating rights for licensed games, licensed copyrights of reading content, user base, and trademark and domain names. Intangible assets are stated at cost less impairment and accumulated amortization, which is computed using the straight-line method over the estimated useful lives of the assets. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Estimated Useful Lives
Computer software	5 years
Trademark and domain names	10 years
Licensed copyrights of reading content	Lesser of the licensed period or 5 years
User base	0.8 years
Licensed games	Estimated life cycle

We amortize the licensed copyrights in “cost of revenues” on a straight-line basis. If expectations of the usefulness of a reading content are revised downward, the unamortized cost is written down to the estimated net realizable value. A write-down from unamortized cost to a lower estimated net realizable value establishes a new cost basis.

Revenue Recognition

According to ASC 606, revenue is recognized when control of the promised services is transferred to the customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services. The recognition of revenues involves certain management judgments, including the estimation of the fair value of the noncash transaction, estimated lives of virtual items purchased by game players, and volume sales rebates. We do not believe that significant management judgments are involved in revenue recognition, but the amount and timing of our revenues could be different for any period if management made different judgments or utilized different estimates.

We adopt the five-step model for recognizing revenue from contracts with customers:

Step 1: Identify the contract(s) with a customer,

Step 2: Identify the performance obligations in the contract,

Step 3: Determine the transaction price,

Step 4: Allocate the transaction price to the performance obligations in the contract,

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

(i)                     Net Advertising Revenues

Advertising revenues are derived principally from advertising contracts with customers where the advertisers pay to place their advertisements on our ifeng.com, mobile Internet website i.ifeng.com and our mobile applications in different formats over a particular period of time. Such formats generally include but are not limited to banners, newsfeed, text-links, videos, logos, buttons and rich media. Our performance obligations are to place the customers’ advertisements on different spots, in different formats and at different times.

The majority of our advertising revenue arrangements involve multiple performance obligations. We allocate revenues to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices of each distinct performance obligation based on the prices charged to customers when sold on a standalone basis. Where standalone selling price is not directly observable, we generally estimate selling prices based on the publicly published advertising rate card, times the relevant discount rates, taking into considerations of the historical trend, the pricing of advertising areas sold with similar popularities, advertisements with similar formats and quoted prices from competitors, and other relevant market conditions. We recognize revenue on the satisfied performance obligations and defer the recognition of revenue for the estimated value of the undelivered elements until the remaining performance obligations have been satisfied. When all of the elements within an arrangement are delivered uniformly over the agreement period, the revenues are recognized on a straight-line basis over the contract period.

Currently the advertising business has three main types of pricing models, consisting of the CPD model, the CPM model, and the CPC model.

CPD model. Under the CPD model, a contract is signed to establish a fixed price for the advertising services to be provided over a period of time. Given the advertisers benefit from the displayed advertising evenly, we recognize revenue on a straight-line basis over the period of display, provided all revenue recognition criteria have been met.

CPM model. Under the CPM model, the unit price for each qualifying display is fixed and stated in the contract with the advertiser. A qualifying display is defined as the appearance of an advertisement, where the advertisement meets criteria specified in the contract. Given that the fees are priced consistently throughout the contract and the unit prices are consistent with our pricing practices with similar customers, we recognize revenue based on the fixed unit prices and the number of qualifying displays upon occurrence of display, provided and all revenue recognition criteria have been met.

CPC model. Under the CPC model, there is no fixed price for advertising services stated in the contract with the advertiser and the unit price for each click is auction-based. We charge advertisers on a per-click basis, when the users click on the advertisements. Given that the fees are priced consistently throughout the contract and the unit prices are consistent with our pricing practices with similar customers, we recognize revenue based on qualifying clicks and the unit price upon the occurrence of a click, provided all revenue recognition criteria have been met.

Certain customers may receive sales rebates, which are accounted for as variable consideration. We estimate annual expected revenue volume of each individual agent with reference to their historical results. The sales rebate will reduce revenues recognized. We recognize revenue for the amount of fees we receive from our advertisers, after deducting sales rebates and net of value-added tax, or VAT, and related surcharges. We believe that there will not be significant changes to our estimates of variable consideration.

We enter into contracts with certain customers involving consideration in a form other than cash. The noncash consideration (or promise of noncash consideration) shall be measured at fair value. If we cannot reasonably estimate the fair value of the noncash consideration, we shall measure the consideration indirectly by reference to the standalone selling price of the goods or services promised to the customer (or class of customer) in exchange for the consideration. We recognize revenue from noncash transactions involving exchanging advertising services for advertisement, content, technical, application pre-installation services and others.

(ii)                 Paid Services Revenues

We offer a wide variety of paid services primarily through mobile channel and operations with the telecom operators. Paid services revenues comprise of (i) revenues from digital entertainment, which includes digital reading and MVAS, and (ii) revenues from games and others, which includes web-based games, mobile games, content sales, and other online and mobile paid services through our own platforms.

Digital entertainment.

Digital entertainment revenues mainly comprised of revenues generated from digital reading and MVAS.

Digital reading

Digital reading revenues are derived from providing fee-based Internet literatures from writers and digital format books licensed from third-party publishers to customers on both of our PC and mobile platforms, and on third-party platforms. Most revenues generated from digital reading are recorded on a gross basis and recognized evenly over the subscription period, or in the period in which a pay-per-view service is provided, as we are responsible for providing the desired services to the customers and have primary responsibility and broad discretion to establish price, therefore we are considered the primary obligor in these transactions. Digital reading revenues generated from third-party platforms are recorded on a net basis.

MVAS

MVAS revenues are derived from providing mobile phone users with mobile newspaper services, mobile game services delivered through the telecom operators’ platforms, mobile video services, and WVAS. Revenues from MVAS are charged on a monthly or per-usage basis, and are recognized in the period in which the service is performed, provided that no significant obligation remains, collection of the receivables is reasonably assured and the amounts can be accurately estimated. Most revenues from mobile newspaper services, mobile video services and most WVAS are recorded on a net basis as we are acting as an agent of operators in these transactions.

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

We generate revenues from licensing video or text contents to third parties. For such content sales transactions, we earn up-front fixed- amount license fees or revenue sharing fees based on pre-agreed percentage. We view the third parties as customers and recognizes revenues on a net basis during the terms of such licenses.

Share-based Compensation

We have share incentive plans for the granting of share-based awards, including share options, restricted shares and restricted share units. We measure the cost of employee services received in exchange for share-based compensation at the grant date fair value of the award. We recognize the share-based compensation as costs or expenses in our consolidated statements of comprehensive income/(loss), net of estimated forfeitures, on a graded-vesting basis over the vesting term of the awards.

We recognize compensation cost for awards with performance conditions if and when we conclude that it is probable that the performance condition will be achieved and should reassess the probability of vesting at each reporting period for awards with performance conditions and adjust compensation cost based on our probability assessment. We recognize a cumulative catch-up adjustment for changes in our probability assessment in subsequent reporting periods.

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

We used the Black-Scholes option pricing model to determine the fair value of share options based on the fair value of underlying ordinary shares at the grant date. The assumptions used in calculating the fair value of share options represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. The fair values of the options granted during 2016, 2017 and 2018 used the following assumptions.

For the Years Ended December 31,
	2016	2017	2018
Expected volatility rate	50.67%-55.65%	48.84%-57.06%	56.76%-57.10%
Expected dividend yield	—	—	—
Expected term (years)	3.91-6.16	3.13-6.16	2.50-6.16
Risk-free interest rate (per annum)	1.30%-1.55%	0.90%-1.92%	0.91%-2.09%

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

Income Taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in our consolidated statements of comprehensive income/(loss) in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended December 31, 2016, 2017 and 2018.

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

Description of Key Statement of Comprehensive Income/(Loss) Items

Revenues

The following table sets forth the principal components of our total revenues by amount and by percentage of total revenues for the years presented.

	For the Years Ended December 31,
	2016		2017		2018*
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Revenues:
Net advertising revenues	1,232,210	85.3	1,353,480	85.9	1,198,271	174,281	87.0
Paid services revenues	212,697	14.7	221,612	14.1	179,108	26,050	13.0
Total revenues	1,444,907	100.0	1,575,092	100.0	1,377,379	200,331	100.0

Note:

*                 The financial data presented in our financial statements for the year ended December 31, 2018 are prepared in accordance with ASC 606 while all financial data presented for the years ended December 31, 2016 and 2017 are prepared in accordance with ASC 605.

We derive our revenues from advertising services and paid services.

Advertising Services. Our net advertising revenues accounted for 85.3%, 85.9% and 87.0% of our total revenues in 2016, 2017 and 2018, respectively. We generate our net advertising revenues from payments made by advertisers to place their advertisements on our ifeng.com, mobile Internet websites i.ifeng.com and our mobile applications in different formats over a particular period of time. Such formats generally include but are not limited to banners, newsfeed, videos, text-links, logos, buttons and rich media.

Advertisers purchase our advertising services primarily through third-party advertising agencies. Currently the advertising business has three main types of pricing models, consisting of the CPD model, the CPM model, and the CPC model. We recognize advertising revenues on a net basis after deducting service fees earned by advertising agencies. Going forward, we expect our net advertising revenues to comprise an increasing share of our total revenues.

We also earn advertising revenues from related parties, including Phoenix TV, for joint TV and online advertising solutions which we provide together with Phoenix TV to certain Phoenix TV advertising customers, China Mobile and our investees for online advertising services. We also record these revenues as net advertising revenues earned from related parties. Our net advertising revenues earned from related parties accounted for 8.0%, 5.0% and 3.5% of our net advertising revenues in 2016, 2017 and 2018 respectively.

Paid Services. Our paid services revenues contributed 14.7%, 14.1% and 13.0% of our total revenues in 2016, 2017 and 2018, respectively. The following table sets forth our paid services offerings and their respective contributions to our paid services revenues and total revenues in 2016, 2017 and 2018, respectively.

	For the Years Ended December 31,
	% of Paid Services Revenues			% of Total Revenues
Paid Services Offerings	2016	2017	2018	2016	2017	2018
Digital entertainment (1)	74.6	81.2	73.9	11.0	11.5	9.6
Games and others (2)	25.4	18.8	26.1	3.7	2.6	3.4

Notes:

(1)                  Digital entertainment includes digital reading and MVAS.

(2)                  Games and others include web-based games, online digital reading, content sales, and other online and mobile paid services through our own platforms.

These revenues were recorded either on gross or net basis depending on the nature of the services that we provided to the customers.

Our paid services revenues generated from China Mobile, a related party, accounted for 57.7%, 62.6% and 48.2% of our paid services revenues in 2016, 2017 and 2018, respectively. We generated paid services revenues of RMB105.4 million, RMB126.7 million and RMB77.1 million (US$11.2 million) from providing services to customers of China Mobile and collecting fees through arrangements with China Mobile in 2016, 2017 and 2018, respectively. The decrease in paid services revenues with China Mobile was primarily due to a decrease in the MVAS revenues mainly resulting from the decline in users’ demand for services provided through telecom operators in China. We derived paid services revenues of RMB17.3 million, RMB12.0 million and RMB9.2 million (US$1.3 million) for the years ended December 31, 2016, 2017 and 2018, respectively, from fixed fees from China Mobile for our mobile newspaper service.

Sales Taxes and Related Surcharges and Other Surcharges. We are subject to VAT and related surcharges on the revenues earned for services provided in the PRC. The primary applicable rate of VAT is 6.0% for the years ended December 31, 2016, 2017 and 2018. We are also subject to a cultural development fee on the provision of advertising services in the PRC and the applicable tax rate is 3% of the net advertising revenues. The VAT and the cultural development fee were included in the cost of revenues under ASC 605 for the years ended December 31, 2016 and 2017, and have been recorded as a reduction item of revenues under ASC 606 since January 1, 2018. Other surcharges mainly comprised of urban maintenance and construction tax and education surcharges. The urban maintenance and construction tax are charged at 7%, 5% or 1% of the amount of VAT actually paid depending on where the taxpayer is located. Education surcharges are charged at 3% of the amount of VAT actually paid and local education surcharges are charged at 2% or 1% of the amount of VAT actually paid depending on where the taxpayer is located. The urban maintenance and construction tax, education surcharges and local education surcharges are recorded in the cost of revenues in the consolidated statements of comprehensive income/(loss).

Cost of Revenues

Our cost of revenues consists primarily of (1) revenue sharing fees, including service fees retained by mobile telecommunications operators, which are recognized as cost of revenues for revenues recorded on gross basis, and revenue sharing fees paid to our channel and content partners, (2) content and operational costs, including personnel-related cost associated with content production and certain advertisement sales support personnel, content procurement costs to third-party professional media companies and to Phoenix TV Group, direct costs related to in-house content production, channel testing costs, rental cost, depreciation and amortization, the urban maintenance and construction tax, education surcharges and local education surcharges, and other miscellaneous costs, and (3) bandwidth costs. The following table sets forth the components of our cost of revenues by amount and by percentage of total revenues for the years indicated.

	For the Years Ended December 31,
	2016		2017		2018*
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Cost of revenues:
Revenue sharing fees	72,027	5.0	72,613	4.6	47,539	6,914	3.5
Content and operational costs	470,813	32.6	466,379	29.6	491,868	71,539	35.7
Bandwidth costs	64,200	4.4	55,050	3.5	57,141	8,311	4.1
Sales taxes and surcharges	119,767	8.3	133,155	8.5	—	—	—
Total cost of revenues	726,807	50.3	727,197	46.2	596,548	86,764	43.3

Note:

*                 The financial data presented in our financial statements for the year ended December 31, 2018 are prepared in accordance with ASC 606 while all financial data presented for the years ended December 31, 2016 and 2017 are prepared in accordance with ASC 605.

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

Content and Operational Costs. Our content costs consist of (i) personnel-related costs which include share-based compensation associated with content production and advertising sales support staff, (ii) payments we make to third-party professional media companies, (iii) revenue sharing fees we pay to Phoenix TV Group for sales of its video content, (iv) the license fees we pay to Phoenix TV Group for the use of its content, (v) production costs related to our in-house produced content, (vi) the urban maintenance and construction tax, education surcharges and local education surcharges, and (vii) operational costs which consist of channel testing costs, event costs incurred in connection with advertising revenue-generating activities, rental costs, depreciation and amortization costs, and other miscellaneous costs.

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

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and technology and product development expenses, and include allocations of expenses from Phoenix TV. Share-based compensation is included in our operating expenses as they are incurred. The increase in operating expenses from 2016 to 2018 was primarily attributable to the increase in mobile traffic acquisition expenses.

The following table sets forth our operating expenses, divided into their major categories, by amount and by percentage of total revenues for the years indicated.

	For the Years Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Operating expenses:
Sales and marketing expenses	339,171	23.5	493,664	31.3	537,562	78,185	39.0
General and administrative expenses	181,677	12.6	146,923	9.3	162,568	23,645	11.8
Technology and product development expenses	161,880	11.2	192,325	12.2	204,723	29,776	14.9
Total operating expenses	682,728	47.3	832,912	52.8	904,853	131,606	65.7

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

Related Party Transactions

In 2016, 2017 and 2018, we have entered into transactions with our related parties, including Phoenix TV, China Mobile, and certain investees, that impacted our net advertising revenues, paid services revenues, cost of revenues, sales and marketing expenses and general and administrative expenses. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” The following table sets forth the significant transactions with our related parties.

	For the Years Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(In thousands)
Transactions with the non-US listed part of Phoenix TV Group :
Content provided by Phoenix TV Group	(7,447)	(12,090)	(12,398)	(1,803)
Advertising and promotion expenses charged by Phoenix TV Group	(1,277)	(23)	(4,258)	(619)
Corporate administrative expenses and trademark license fees charged by Phoenix TV Group	(260)	(6,245)	(7,918)	(1,152)
Project cost charged by Phoenix TV Group	—	(1,217)	(1,763)	(256)
Revenues earned from Phoenix TV Group	10,356	9,454	14,354	2,088
Transactions with China Mobile:
Advertising revenues earned from China Mobile	31,956	33,491	27,532	4,004
Paid services revenues earned from and through China Mobile	122,672	138,712	86,352	12,559
Revenue sharing fees and bandwidth cost charged by China Mobile	(20,941)	(43,604)	(15,929)	(2,317)
Transactions with Investees :
Advances provided to/(repaid by) FM	(102)	—	—	—
Loans repaid by FM	(7,056)	—	—	—
Revenues earned through FM	—	855	160	23
Advertising revenues earned from Tianbo	13,482	13,869	193	28
Advances provided to/(repaid by) Tianbo	(1,177)	29	10,721	1,559
Advertising revenues earned from Lilita	42,619	10,000	9	1
Brand license authorization revenues earned from Lilita	172	161	12	2
Advertising resources provided by Tianbo	(670)	—	—	—
Advances provided to Fenghuang Jingcai	19	—	—	—
Loans provided to Particle and related interest income including the effect of foreign exchange	50,337	87,514	—	—
Loans repaid by Particle	—	(48,747)	(84,083)	(12,229)
Issuance of convertible loans to Particle and related interest income including the effect of foreign exchange	248,249	(1,799)	8,993	1,308
Corporate administrative expenses charged by Particle	—	(725)	(82)	(12)
Sales of assets to Particle at carrying value	—	4,740	(413)	(60)
Revenue sharing fees charged by investees	—	(111)	(77)	(11)

Other Income, net

Our other income, net generally reflects government subsidies, interest income, interest expense, foreign currency exchange gain or loss, income/(loss) from equity method investments, net of impairment, and others, net.

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

Fenghuang On-line had been qualified as an HNTE in November 2014 and August 2017, respectively, and was entitled to a preferential tax rate of 15%. Therefore, Fenghuang On-line was subject to a 15% income tax rate for the years from 2016 to 2018 and would be subject to a 15% income tax rate in 2019.

Tianying Jiuzhou resubmitted applications for qualification and was approved as an HNTE in 2014 and 2017, respectively, and therefore, Tianying Jiuzhou was subject to a 15% income tax rate from 2016 to 2018 and would be subject to a 15% income tax rate in 2019.

In 2012, Fenghuang Yutian was qualified as a Software Enterprise. As 2013 was the first year Fenghuang Yutian generated taxable profit, it was exempted from income taxes for the years 2013 and 2014, and was subject to a 12.5% income tax rate from 2015 to 2017. In 2017, Fenghuang Yutian had been qualified as an HNTE, and therefore, Fenghuang Yutian was subject to a 15% income tax rate in 2018 and would be subject to a 15% income tax in 2019.

In 2016, Fenghuang Borui was qualified as a Software Enterprise. As 2016 was the first year Fenghuang Borui generated taxable profit, it was exempted from income taxes for the years 2016 and 2017, and was subject to a 12.5% income tax rate in 2018 and would be subject to a 12.5% income tax rate from 2019 to 2020.

Yitian Xindong had been qualified as an HNTE in November 2018, and was entitled to a preferential tax rate of 15%. Therefore, Yitian Xindong was subject to a 15% income tax rate in 2018 and would be subject to a 15% income tax rate from 2019 to 2020.

All our other PRC subsidiaries and affiliated consolidated entities were subject to a 25% income tax rate for all the years presented.

Under the CIT Law, dividends paid from our PRC subsidiaries are subject to a withholding tax at 10%. This new dividend withholding tax, however, will only be levied on our PRC subsidiaries in respect of profits earned in 2008 onwards. Profits distributed after January 1, 2008 but related to financial results generated for the year ended December 31, 2007 and prior years will not be subject to dividend withholding tax. The dividend withholding tax rate can be lower than 10% subject to tax treaties between China and foreign countries or regions.

The CIT Law also provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. On April 22, 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Under Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. We and our offshore subsidiaries have never been treated as resident enterprises for PRC tax purposes.

We are subject to VAT and related surcharges on the revenues earned for services provided in the PRC. The primary applicable rate of VAT is 6.0% for the years ended December 31, 2016, 2017 and 2018. We are also subject to a cultural development fee on the provision of advertising services in the PRC and the applicable tax rate is 3% of the net advertising revenues. The VAT and the cultural development fee were included in the cost of revenues under ASC 605 for the years ended December 31, 2016 and 2017, and have been recorded as a reduction item of revenues under ASC 606 since January 1, 2018. Other surcharges mainly comprised of urban maintenance and construction tax and education surcharges. The urban maintenance and construction tax are charged at 7%, 5% or 1% of the amount of VAT actually paid depending on where the taxpayer is located. Education surcharges are charged at 3% of the amount of VAT actually paid and local education surcharges are charged at 2% or 1% of the amount of VAT actually paid depending on where the taxpayer is located. The urban maintenance and construction tax, education surcharges and local education surcharges are recorded in the cost of revenues in the consolidated statements of comprehensive income/(loss). For more information about risks related to potential changes in the taxes applicable to us, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — The discontinuation of any of the preferential tax treatments available to us in China could materially and adversely affect our operating results and financial condition.”

A.                     Results of Operations

Selected Consolidated Financial Information

The following table sets forth the selected consolidated statements of comprehensive income/(loss) data by amount and by percentage of total revenues for the years indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results you may expect for future periods.

	For the Years Ended December 31,
	2016		2017		2018*
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except for percentages)
Consolidated Statements of Comprehensive Income/(Loss) Data
Revenues:
Net advertising revenues	1,232,210	85.3	1,353,480	85.9	1,198,271	174,281	87.0
Paid services revenues	212,697	14.7	221,612	14.1	179,108	26,050	13.0
Total revenues	1,444,907	100	1,575,092	100.0	1,377,379	200,331	100.0
Cost of revenues (1)	(726,807)	(50.3)	(727,197)	(46.2)	(596,548)	(86,764)	(43.3)
Gross profit	718,100	49.7	847,895	53.8	780,831	113,567	56.7
Operating expenses (1) :
Sales and marketing expenses	(339,171)	(23.5)	(493,664)	(31.3)	(537,562)	(78,185)	(39.0)
General and administrative expenses	(181,677)	(12.6)	(146,923)	(9.3)	(162,568)	(23,645)	(11.8)
Technology and product development expenses	(161,880)	(11.2)	(192,325)	(12.2)	(204,723)	(29,776)	(14.9)
Total operating expenses	(682,728)	(47.3)	(832,912)	(52.8)	(904,853)	(131,606)	(65.7)
Income/(loss) from operations	35,372	2.4	14,983	1.0	(124,022)	(18,039)	(9.0)
Other income, net	56,937	3.9	34,224	2.2	78,515	11,420	5.7
Income/(loss) before tax	92,309	6.4	49,207	3.2	(45,507)	(6,619)	(3.3)
Income tax expense	(14,089)	(1.0)	(14,783)	(0.9)	(20,105)	(2,924)	(1.5)
Net income/(loss)	78,220	5.4	34,424	2.3	(65,612)	(9,543)	(4.8)
Net loss attributable to noncontrolling interests	2,391	0.2	3,048	0.2	2,390	348	0.2
Net income/(loss) attributable to Phoenix New Media Limited	80,611	5.6	37,472	2.5	(63,222)	(9,195)	(4.6)
Net income/(loss)	78,220	5.4	34,424	2.3	(65,612)	(9,543)	(4.8)
Other comprehensive income, net of tax: fair value remeasurement for available-for-sale debt investments	247,336	17.1	321,538	20.4	566,320	82,368	41.1
Other comprehensive income/(loss), net of tax: foreign currency translation adjustment	27,669	1.9	(49,640)	(3.2)	51,794	7,533	3.8
Comprehensive income	353,225	24.4	306,322	19.5	552,502	80,358	40.1
Comprehensive loss attributable to noncontrolling interests	2,391	0.2	3,048	0.2	2,390	348	0.2
Comprehensive income attributable to Phoenix New Media Limited	355,616	24.6	309,370	19.7	554,892	80,706	40.3

	For the Years Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except for percentages)
Non-GAAP gross profit (2)	713,733	49.4	852,912	54.1	784,581	114,112	57.0
Non-GAAP income/(loss) from operations (2)	37,262	2.6	35,835	2.3	(110,033)	(16,005)	(8.0)
Non-GAAP adjusted net income/(loss) attributable to Phoenix New Media Limited (3)	84,277	5.8	52,028	3.3	(54,585)	(7,939)	(4.0)

Notes:

*                               The financial data presented in our financial statements for the year ended December 31, 2018 are prepared in accordance with ASC 606 while all financial data presented for the years ended December 31, 2016 and 2017 are prepared in accordance with ASC 605.

(1)                       Includes share-based compensation as follows:

	For the Years Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(In thousands)
Allocation of share-based compensation:
Cost of revenues	(4,367)	5,017	3,750	545
Sales and marketing expenses	(2,842)	1,877	2,360	343
General and administrative expenses	11,025	10,796	5,072	738
Technology and product development expenses	(1,926)	3,162	2,807	408
Total share-based compensation included in cost of revenues and operating expenses	1,890	20,852	13,989	2,034

(2)                                 Non-GAAP gross profit and non-GAAP income from operations are both non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding share-based compensation.

(3)                                 We define non-GAAP adjusted net income/(loss) attributable to Phoenix New Media Limited as net income/(loss) attributable to Phoenix New Media Limited excluding share-based compensation and income or loss from equity method investments, net of impairments.

We believe the separate analysis and exclusion of the following non-GAAP to GAAP reconciling items add clarity to the constituent parts of our performances. We review non-GAAP gross profit, non-GAAP income/(loss) from operations and non-GAAP adjusted net income/(loss) attributable to Phoenix New Media Limited together with gross profit, income/(loss) from operations and net income/(loss) attributable to Phoenix New Media Limited to obtain a better understanding of our operating performance. We use these non-GAAP financial measures for planning and forecasting and measuring results against the forecast. Using these non-GAAP financial measures to evaluate our business allows us and our investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our investors. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of items like share-based compensation, income or loss from equity method investments, net of impairments, which have been and will continue to be significant recurring items, and without the effect of gain on disposal of subsidiaries and acquisition of equity investments, and gain on disposal of an equity investment and acquisition of available-for-sale debt investments, which have been significant and one-time items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact our gross profit, income/(loss) from operations and net income/(loss) attributable to Phoenix New Media Limited for the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from or as an alternative to the financial measures prepared in accordance with U.S. GAAP.

Non-GAAP to GAAP reconciling items have no income tax effect.

Our non-GAAP gross profit, non-GAAP income/(loss) from operations and non-GAAP adjusted net income/(loss) attributable to Phoenix New Media Limited are calculated as follows for the years presented:

	For the Years Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(In thousands)
Gross Profit	718,100	847,895	780,831	113,567
Excluding:
Share-based compensation	(4,367)	5,017	3,750	545
Non-GAAP gross profit	713,733	852,912	784,581	114,112

Income/(loss) from operations	35,372	14,983	(124,022)	(18,039)
Excluding:
Share-based compensation	1,890	20,852	13,989	2,034
Non-GAAP income/(loss) from operations	37,262	35,835	(110,033)	(16,005)

Net income/(loss) attributable to Phoenix New Media Limited	80,611	37,472	(63,222)	(9,195)
Excluding:
Share-based compensation	1,890	20,852	13,989	2,034
Loss /(income) from equity method investments net of impairments	1,776	(6,296)	(5,352)	(778)
Non-GAAP adjusted net income/(loss) attributable to Phoenix New Media Limited	84,277	52,028	(54,585)	(7,939)

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenues. Our total revenues decreased by 12.6% from RMB1.6 billion in 2017 to RMB1.4 billion (US$0.2 billion) under ASC 606 in 2018. Net advertising revenues (net of advertising agency service fees and sales taxes and related surcharges) decreased by 11.5% from RMB1.4 billion in 2017 to RMB1.2 billion (US$0.2 billion) under ASC 606 in 2018, and paid service revenues decreased by 19.2% from RMB221.6 million in 2017 to RMB179.1 million (US$26.1 million) under ASC 606. Sales taxes and related surcharges of RMB123.0 million (US$17.9 million) were excluded from cost of revenues and recorded as a reduction item of revenues under ASC 606 in 2018.

Under ASC 605, our total revenues in 2018 would have decreased by 5.0% to RMB1.5 billion (US$0.2 billion) from RMB1.6 billion in 2017. Under ASC 605, net advertising revenues (net of advertising agency service fees and sales taxes and related surcharges) in 2018 would have decreased by 3.4% to RMB1.3 billion (US$0.2 billion) from RMB1.4 billion in 2017, primarily due to the decrease in PC advertising revenues, which was partially offset by the growth in mobile advertising revenues.

Under ASC 605, our paid service revenues in 2018 would have decreased by 14.8% to RMB188.8 million (US$27.5 million) from RMB221.6 million in 2017, which was primarily due to the 39.5% year-over-year decrease of revenues from MVAS products mainly resulting from the decline in users’ demand for services provided through telecom operators in China.

Cost of Revenues. Our cost of revenues for the year ended December 31, 2018 was RMB596.5 million (US$86.8 million) under ASC 606, which represented a decrease of 18.0% from RMB727.2 million for the year ended December 31, 2017. Cost of revenues as a percentage of our revenues decreased from 46.2% in 2017 to 43.3% in 2018.

Under ASC 605, cost of revenues for the year ended December 31, 2018 would have been RMB719.2 million (US$104.6 million), which would have represented a decrease of 1.1% from RMB727.2 million for the year ended December 31, 2017.

•                  Revenue sharing fees. Our revenue sharing fees for the years ended December 31, 2017 and 2018 were RMB72.6 million and RMB47.5 million (US$6.9 million), respectively.

•                  Content and operational costs. Our content and operational costs for the years ended December 31, 2017 and 2018 were RMB466.4 million and RMB491.9 million (US$71.5 million), respectively.

•                  Bandwidth costs. Our bandwidth costs increased by 3.8% from RMB55.1 million in 2017 to RMB57.1 million (US$8.3 million) in 2018.

•                  Sales taxes and related surcharges. Our sales taxes and related surcharges decreased from RMB133.2 million in 2017 to nil in 2018, as the sales taxes and related surcharges of RMB123.0 million (US$17.9 million) were excluded from cost of revenues and recorded as a reduction item of revenues under ASC 606 in 2018.

•                  Share-based compensation. Our share-based compensation allocated to cost of revenues as part of content and operational costs above, decreased from RMB5.0 million in 2017 to RMB3.7 million (US$0.5 million) in 2018. As we recognized share-based compensation, net of estimated forfeitures, on a graded-vesting basis over the vesting term of the awards, there was less share-based compensation recognized in the fourth quarter of 2018 for share options granted prior to 2018.

As a result of the foregoing, our gross profit decreased by 7.9% from RMB847.9 million in 2017 to RMB780.8 million (US$113.6 million) in 2018. Our gross margin increased from 53.8% in 2017 to 56.7% in 2018.

Operating Expenses. Our operating expenses increased by 8.6% from RMB832.9 million in 2017 to RMB904.9 million (US$131.6 million) in 2018, primarily due to the increase in mobile traffic acquisition expenses. Our operating expenses as a percentage of revenues increased from 52.8% in 2017 to 65.7% in 2018.

•                  Sales and marketing expenses. Our sales and marketing expenses increased by 8.9% from RMB493.7 million in 2017 to RMB537.6 million (US$78.2 million) in 2018. This increase was mainly due to the increase in mobile traffic acquisition expenses. Total advertising and promotion expenses from advertising-for-advertising barter transactions of RMB4.3 million (US$0.6 million) were recognized under ASC 606 in 2018.

•                  General and administrative expenses. Our general and administrative expenses increased by 10.6% from RMB146.9 million in 2017 to RMB162.6 million (US$23.6 million) in 2018. This increase was mainly due to the increase in bad debt accrued in 2018.

•                  Technology and product development expenses. Our technology and product development expenses increased by 6.4% from RMB192.3 million in 2017 to RMB204.7 million (US$29.8 million) in 2018.

•                 Share-based compensation. Our share-based compensation allocated to each of the three categories of operating expenses decreased by 35.3% from RMB15.8 million in 2017 to RMB10.2 million (US$1.5 million) in 2018. As we recognized share-based compensation, net of estimated forfeitures, on a graded-vesting basis over the vesting term of the awards, there was less share-based compensation recognized in 2018 for share options granted prior to 2018.

Related Party Transactions

•                  Our net advertising revenues from related parties decreased by 38.4% from RMB67.4 million in 2017 to RMB41.5 million (US$6.0 million) in 2018, which was primarily attributable to the decrease in advertising revenues generated from Tianbo.

•                  Our paid service revenues from related parties decreased by 37.4% from RMB139.1 million in 2017 to RMB87.1 million (US$12.7 million) in 2018, which was primarily attributable to the decrease in paid service revenues generated from China Mobile.

•                  Our cost of revenues due to transactions with related parties decreased by 47.1% from RMB57.1 million in 2017 to RMB30.2 million (US$4.4 million) in 2018, which was primarily due to the decrease in revenue sharing fees paid to China Mobile.

•                  Our operating expenses due to transactions with related parties increased by 75.3% from RMB7.0 million in 2017 to RMB12.3 million (US$1.8 million) in 2018, which was mainly attributable to an increase in trademark license fee charged by Phoenix TV Group.

Other Income, Net. Our other income, net increased by 129.4% from RMB34.2 million in 2017 to RMB78.5 million (US$11.4 million) in 2018. The increase in other income, net in 2018 was mainly due to the foreign exchange gain of RMB6.8 million (US$1.0 million) recognized in 2018 as compared to the foreign exchange loss of RMB23.6 million recognized in 2017, and gain on disposal of convertible loans due from a related party of RMB10.6 million (US$1.5 million) recognized in 2018.

Income Tax Expense. Our income tax expense increased by 35.8% from RMB14.8 million in 2017 to RMB20.1 million (US$2.9 million) in 2018. Our effective tax rate was negative 46.8% in 2018 as compared to positive 14.1% in 2017. The decrease in effective tax rate was mainly due to the increase in the valuation allowance for the tax operating loss recognized in 2018, and partially offset by the tax effect of the permanent differences deriving from tax-deductible expenses of the research and development expenses.

Net Income/(loss) Attributable to Phoenix New Media Limited. As a result of the foregoing, net income attributable to our company was RMB37.5 million in 2017 and net loss attributable to our company was RMB63.2 million (US$9.2 million) in 2018.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues. Our total revenues increased by 9.0% from RMB1.4 billion in 2016 to RMB1.6 billion in 2017. Net advertising revenues (net of advertising agency service fees) increased by 9.8% from RMB1.2 billion in 2016 to RMB1.4 billion, primarily due to the 46.5% year-over-year growth in mobile advertising revenues, which was partially offset by the decrease in PC advertising revenues. Paid service revenues increased by 4.2% from RMB212.7 million in 2016 to RMB221.6 million in 2017, which was primarily due to the 51.3% year-over-year increase in digital reading revenues, and partially offset by the decrease in games and others revenues.

Cost of Revenues. Our cost of revenues for the years ended December 31, 2016 and 2017 were RMB726.8 million and RMB727.2 million, respectively. Cost of revenues as a percentage of our revenues decreased from 50.3% in 2016 to 46.2% in 2017.

•                  Revenue sharing fees. Our revenue sharing fees for the years ended December 31, 2016 and 2017 were RMB72.0 million and RMB72.6 million, respectively.

•                  Content and operational costs. Our content and operational costs for the years ended December 31, 2016 and 2017 were RMB470.8 million and RMB466.4 million, respectively.

•                  Bandwidth costs. Our bandwidth costs decreased by 14.3% from RMB64.2 million in 2016 to RMB55.1 million in 2017 primarily due to a decline in the unit purchasing price of bandwidth costs.

•                  Sales taxes and surcharges. Our sales taxes and surcharges increased by 11.2% from RMB119.8 million in 2016 to RMB133.2 million in 2017. This increase was primarily due to a year-over-year increase in revenues.

•                  Share-based compensation. Our share-based compensation allocated to cost of revenues as part of content and operational costs above, increased from negative RMB4.4 million in 2016 to RMB5.0 million in 2017. The negative amount of 2016 was mainly due to the reversal of share-based compensation caused by the increase in estimated forfeiture rate of share-based awards based on the actual forfeiture rate in the year.

As a result of the foregoing, our gross profit increased by 18.1% from RMB718.1 million in 2016 to RMB847.9 million in 2017. Our gross margin increased from 49.7% in 2016 to 53.8% in 2017 mainly due to the increase of revenues and the decrease of cost of revenues as explained above.

Operating Expenses. Our operating expenses increased by 22.0% from RMB682.7 million in 2016 to RMB832.9 million in 2017, primarily due to the increase in traffic acquisition expenses. Our operating expenses as a percentage of revenues increased from 47.3% in 2016 to 52.8% in 2017.

•                  Sales and marketing expenses. Our sales and marketing expenses increased by 45.5% from RMB339.2 million in 2016 to RMB493.7 million in 2017. This increase was mainly due to the increase in traffic acquisition expenses.

•                  General and administrative expenses. Our general and administrative expenses decreased by 19.1% from RMB181.7 million in 2016 to RMB146.9 million in 2017. This decrease was mainly due to a year-over-year decrease in bad debt provision expense of RMB41.6 million, primarily caused by the negative RMB9.1 million of bad debt provision expense recognized in 2017 resulting from the subsequent collection of previously fully-reserved receivables of RMB25.4 million in 2017 and the one-off specific bad debt provision expense of RMB23.8 million recognized in 2016.

•                  Technology and product development expenses. Our technology and product development expenses increased by 18.8% from RMB161.9 million in 2016 to RMB192.3 million in 2017. This increase was primarily due to an increase in staff cost.

•                  Share-based compensation. Our share-based compensation allocated to each of the three categories of operating expenses increased by 153.0% from RMB6.3 million in 2016 to RMB15.8 million in 2017. This increase was mainly due to the share-based awards newly granted in 2017 and our option exchange program implemented in the fourth quarter of 2016 while there was a reversal of share-based compensation in 2016 caused by the increase of estimated forfeiture rate of share-based awards based on the actual forfeiture rate in the year.

Related Party Transactions

•                  Our net advertising revenues from related parties decreased by 31.5% from RMB98.4 million in 2016 to RMB67.4 million in 2017, which was primarily attributable to the decrease in advertising revenues earned from Phoenix TV Group and its customers.

•                  Our paid service revenues from related parties increased by 13.3% from RMB122.8 million in 2017 to RMB139.1 million in 2017, which was primarily attributable to the increase in paid services revenues generated from China Mobile.

•                  Our cost of revenues due to transactions with related parties increased by 96.6% from RMB29.1 million in 2016 to RMB57.1 million in 2017, which was primarily due to the increase in revenues sharing and bandwidth cost with China Mobile.

•                  Our operating expenses due to transactions with related parties increased by 354.8% from RMB1.5 million in 2016 to RMB7.0 million in 2017, which was mainly attributable to an increase in trademark license fee charged by Phoenix TV Group.

Other Income, Net. Our other income, net decreased by 39.9% from RMB56.9 million in 2016 to RMB34.2 million in 2017. The decrease in other income, net in 2017 was mainly due to the foreign currency exchange loss caused by the appreciation of Renminbi against US dollars.

Income Tax Expense. Our income tax expense increased by 4.9% from RMB14.1 million in 2016 to RMB14.8 million in 2017. Our effective tax rate decreased from 15.9% in 2016 to 14.1% in 2017. The decrease in effective tax rate was mainly due to a lesser increase in valuation allowance in 2017 as compared to that of 2016.

Net Income Attributable to Phoenix New Media Limited. As a result of the foregoing, net income attributable to our company decreased by 53.5% from RMB80.6 million in 2016 to RMB37.5 million in 2017.

B.                     Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years indicated:

	For the Years Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by/(used in) operating activities	203,686	172,980	(76,824)	(11,174)
Net cash used in investing activities	(313,547)	(6,390)	(114,712)	(16,685)
Net cash provided by/(used in) financing activities	217,148	(16,234)	(75,831)	(11,029)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	14,340	(8,090)	11,477	1,671
Net increase/(decrease) in cash, cash equivalents and restricted cash	121,627	142,266	(255,890)	(37,217)
Cash, cash equivalents and restricted cash at the beginning of the year	435,669	557,296	699,562	101,747
Cash, cash equivalents and restricted cash at the end of the year	557,296	699,562	443,672	64,530

As of December 31, 2018, we had RMB174.0 million (US$25.3 million) in cash and cash equivalents and RMB269.6 million (US$39.2 million) in restricted cash. Our cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less. Our restricted cash represents guarantee of banking facility which is restricted to withdrawal or usage. We have not encountered any difficulties in meeting our cash obligations to date. As of December 31, 2018, we also had RMB912.6 million (US$132.7 million) in term deposits and short term investments with maturities up to one year. We believe that our operating cash flows, existing cash balances and term deposits and short term investments will be sufficient to meet our anticipated cash needs for the next twelve months from April 26, 2019.

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

Any earnings that our PRC subsidiaries distribute would be paid to our offshore intermediate holding company primarily through dividends. To date, our PRC subsidiaries have not paid dividends to us. As a holding company, we have not required cash for our operations outside of China and therefore our PRC subsidiaries have retained their earnings for the purpose of conducting our business operations in China. As of December 31, 2016, 2017 and 2018, our PRC subsidiaries’ retained earnings were RMB898.7 million, RMB993.1 million and RMB1,038.3 million (US$151.0 million), respectively, and our PRC subsidiaries’ cash and cash equivalents were RMB58.5 million, RMB117.6 million and RMB45.6 million (US$6.6 million), respectively.

Although we currently anticipate that we will be able to fund operations for at least the next twelve months with operating cash flows, existing cash balances and term deposits and short-term investments, we may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy cash requirements, we may seek to sell additional equity or debt securities or to obtain additional credit facilities. The sale of additional equity or equity-linked securities could result in additional dilution to shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations. Financing may not be available in amounts or on terms acceptable to us, if at all.

Operating Activities

In 2018, our net cash used in operating activities were RMB76.8 million (US$11.2 million). This was primarily due to (i) net loss of RMB65.6 million, (ii) non-cash adjustments of gain on disposal of convertible loans due from a related party of RMB10.6 million, and foreign currency exchange gain of RMB6.8 million, (iii) an increase in accounts receivables of RMB30.0 million, (iv) a decrease in salary and welfare payable of RMB19.9 million, and (v) a decrease in accrued expenses and other liabilities of RMB17.3 million. These items were partially offset by (i) non-cash adjustments which primarily included depreciation and amortization expenses of RMB32.5 million, provision for allowance for doubtful accounts of RMB24.0 million, share-based compensation of RMB14.0 million, and (ii) an increase in amounts due from related parties of RMB37.5 million.

In 2017, our operating activities generated net cash of RMB173.0 million. This was primarily due to (i) net income of RMB34.4 million, (ii) non-cash adjustments which primarily included depreciation and amortization expenses of RMB35.6 million, foreign currency exchange loss of RMB23.6 million, and share-based compensation of RMB20.9 million, (iii) an increase in accrued expenses and other current liabilities of RMB62.0 million, (iv) an increase in advances from customers of RMB37.4 million, and (v) an increase in tax payable of RMB16.6 million. These items were partially offset by (i) an increase in accounts receivable of RMB44.6 million mainly attributable to the increase of advertising revenues, and (ii) an increase in amounts due from related parties of RMB23.0 million mainly attributable to increase in the loans granted to Particle in 2017.

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

Investing Activities

We had net cash used in investing activities of RMB114.7 million (US$16.7 million) for 2018. This was primarily due to (i) placement of term deposits and short term investments of RMB3.4 billion, (ii) cash paid for acquisition of a subsidiary, net of cash acquired of RMB62.1 million, (iii) capital expenditures of RMB56.0 million as described in “—Capital Expenditures”, and (iv) loan provided to a related party of RMB10.0 million, partially offset by the maturity of term deposits and short term investments of RMB3.2 billion, proceeds from disposal of convertible loans due from a related party of RMB112.0 million, and loans repaid by a related party of RMB74.0 million.

We had net cash used in investing activities of RMB6.4 million for 2017. This was primarily due to (i) placement of term deposits and short term investments of RMB2.8 billion, (ii) loan provided to Particle of RMB74.0 million, and (iii) capital expenditures of RMB27.8 million as described in “—Capital Expenditures”, partially offset by the maturity of term deposits and short term investments of RMB2.8 billion and loan repaid by a related party of RMB53.1 million.

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

Financing Activities

We had net cash used in financing activities of RMB75.8 million (US$11.0 million) for 2018, mainly attributable to the repayment of short-term bank loans of RMB330.0 million, partially offset by proceeds from short-term bank loans of RMB250.5 million and proceeds from exercise of stock option of RMB3.7 million.

We had net cash used in financing activities of RMB16.2 million for 2017, mainly attributable to the repayment of short-term bank loans of RMB357.1 million, partially offset by proceeds from short-term bank loans of RMB328.5 million and proceeds from exercise of stock option of RMB12.4 million.

We had net cash provided by financing activities of RMB217.1 million for 2016, mainly attributable to proceeds from short-term bank loans of RMB214.7 million and proceeds from exercise of stock option of RMB2.4 million.

Capital Expenditures

We had capital expenditures of RMB29.3 million, RMB27.8 million and RMB56.0 million (US$8.1 million) in 2016, 2017 and 2018, respectively. The capital expenditures were mainly attributable to purchasing servers and network equipment. We expect capital expenditures to increase to approximately RMB36.4 million in 2019. We plan to fund our capital expenditures in 2018 with cash flows from our operations and cash and. cash equivalents.

Recently Issued Accounting Standards

Leases. On February 25, 2016, the FASB issued ASU 2016-02, Leases, which requires an entity to recognize both assets and liabilities arising from finance and operating leases, along with additional qualitative and quantitative disclosures. ASU 2016-02 requires a lessee to recognize a liability in its balance sheet to make lease payments (a “lease liability”) and a right-of-use asset representing its right to use the underlying asset for the lease term. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest comparative period presented, or at the beginning of the period of adoption. ASU 2016-02 is required to be adopted at the beginning of the first quarter of fiscal year 2019. We expect to record a right-of-use asset of approximately RMB99.5 million (US$14.5 million) and a lease liability of approximately RMB99.5 million (US$14.5 million) upon the adoption of ASU 2016-02 on January 1, 2019, primarily related to our leased office space. We will use a modified retrospective approach and will not restate prior periods. We expect to implement new accounting policies as well as to elect certain practical expedients available to us under ASU 2016-02, including those related to capitalization thresholds and leases with terms of less than 12 months.

Financial Instruments-Credit Losses. In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. We do not expect to adopt ASU 2016-13 early and are currently evaluating the impact that the standard will have on our consolidated financial statements and related disclosures.

Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. Consistent with the accounting requirement for employee share-based payment awards, nonemployee share-based payment awards within the scope of Topic 718 are measured at grant-date fair value of the equity instruments that an entity is obligated to issue when the good has been delivered or the service has been rendered and any other conditions necessary to earn the right to benefit from the instruments have been satisfied. This guidance is effective beginning after December 15, 2018, including interim periods within that fiscal year. Early application will be permitted, but no earlier than an entity’s adoption date of Topic 606. We are currently evaluating the impact that the standard will have on our consolidated financial statements and related disclosures.

Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments of ASU 2018-13 test the concepts in the proposed Concepts Statement and improve the effectiveness of disclosure requirements on fair value measurement by using those concepts. This guidance is effective beginning after December 15, 2019, including interim periods within that fiscal year. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted upon issuance of this Update. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this Update and delay adoption of the additional disclosures until their effective date. We are currently evaluating the impact that the standard will have on our consolidated financial statements and related disclosures.

Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. Current GAAP provides a private company with an accounting alternative not to apply VIE guidance to leasing arrangements with entities under common control if certain criteria are met. The amendments expand the accounting alternative to include all private company common control arrangements if the common control parent and the legal entity being evaluated for consolidation are not public business entities. The amendments for determining whether a decision-making fee is a variable interest require reporting entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety (as currently required in GAAP). This guidance is effective beginning after December 15, 2019, including interim periods within that fiscal year. All entities are required to apply the amendments retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. Early adoption is permitted. We are currently evaluating the impact that the standard will have on our consolidated financial statements and related disclosures.

Simplifying the Test for Goodwill Impairment. In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We do not expect to adopt ASU 2017-04 early and are currently evaluating the impact of adopting this standard on our consolidated financial statements.

C.                     Research and Development, Patents and Licenses, etc.

Product Development

See “Item 4. Information on the Company—B. Business Overview—Research and Development.”

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.                     Trend Information

Please refer to “—A. Results of Operations” for a discussion of the most recent trends in our services, sales and marketing by the end of 2018. In addition, please refer to discussions included in such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales and operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

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

F.                      Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018.

	Payments Due by Period
	Total	2019	2020	2021	2022	2023 and Thereafter
	(RMB in thousands)
Rental	133,786	38,222	38,270	38,314	18,980	—
Bandwidth purchases	8,507	2,938	2,191	2,191	1,187	—
Cooperation with Phoenix TV Group	4,624	3,249	1,375	—	—	—
Content purchases	21,157	12,820	2,950	547	485	4,355
Others	11,736	11,653	73	7	3	—
Total	179,810	68,882	44,859	41,059	20,655	4,355

As a result of our adoption of Accounting Standard Codification 740 Income Taxes, we recorded uncertain tax positions of RMB26.1 million (US$3.8 million) as of December 31, 2018 and recognized it as long-term liabilities, as ASC 740 specifies that tax positions for which the timing of the ultimate resolution is uncertain should be recognized as long-term liabilities. At this time, we are unable to make a reasonable estimate on the timing of payments in individual years beyond 12 months due to uncertainties in the timing. As a result, this amount is not included in the table above.

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

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                     Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Keung Chui	68	Chairman of the Board of Directors
Shuang Liu	49	Director, Chief Executive Officer
Daguang He	62	Director
Ka Keung Yeung	60	Director
Betty Yip Ho	50	Director, Chief Financial Officer
Carson Wen	67	Independent Director
Jerry Juying Zhang	59	Independent Director
Xiaoyan Chi	40	Senior Vice President
Chun Liu	52	Senior Vice President

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

Daguang He was appointed as the executive vice president of Phoenix TV and Phoenix Satellite Television Company Limited on 10 October 2015 and Mr. He is also a member of the risk management committee of Phoenix TV. Mr. He joined Phoenix in 2001, since then he served as Chief Financial Officer (mainland China) and vice president of Phoenix TV. He currently assists on Phoenix TV’s departmental coordination and daily affairs and is responsible for managing Phoenix TV’s daily operation as well as finance, personnel and administration affairs. Mr. He graduated from Shaanxi Institute of Finance and Economics in 1983. Since his graduation, Mr. He worked for China International Water & Electric Corporation as the section chief, deputy division chief, deputy chief accountant and managing director. During such period, Mr. He was mainly responsible for business and financial management in respect of investment and development projects in collaboration with various international financial institutions.

Ka Keung Yeung has served as our director since May 2011. Mr. Yeung is the executive vice president and Chief Financial Officer of Phoenix Satellite Television Company Limited in charge of corporate finance, human resources and administration. He is also the qualified accountant and company secretary of Phoenix Satellite Television Company Limited. Mr. Yeung joined Phoenix Satellite Television Company Limited in March 1996 and has been in charge of all of such company’s internal and external financial management and arrangements, as well as the supervision of administration and personnel matters since that time. Mr. Yeung received a B.A. from the University of Birmingham and remained in the United Kingdom until 1992 after obtaining his qualification as a chartered accountant. Upon returning to Hong Kong, he worked at Hutchison Telecommunications and Star Television Limited in the fields of finance and business development. Mr. Yeung currently serves as an independent director for The9 Limited (NASDAQ: NCTY).

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

Carson Wen has served as an independent director of our company since May 2011. Mr. Wen was formerly a Partner and then an Of Counsel at Jones Day, and has more than 30 years of experience in business, corporate and securities law. Mr. Wen is currently a Senior Consultant of Siao, Wen and Leung, Solicitors & Notaries and the Chairman of BOA Financial Group, Bank of Asia (BVI) Limited and the Sancus Group of Companies. Mr. Wen is a Justice of the Peace of Hong Kong and was awarded the Bronze Bauhinia Star by the Hong Kong government for his contribution to economic ties between Hong Kong, the PRC and the rest of the world. He is a guest professor of the Law School of Sun Yat-Sen University (Zhongshan University) in Guangzhou, China, and sits on the board of numerous organizations, including the China Africa Business Council (Hong Kong), and the Pacific Basin Economic Council. He is a member of the Executive Council of the United Nation Economic and Social Commission for Asia and the Pacific (UNESCAP) Sustainable Business Network and the chairman of its Green Business Task Force. He was a deputy of the National People’s Congress of the PRC. Mr. Wen holds a B.A. and M.A. degree in Law from Oxford University, where he was a Younger Prizeman in law at Balliol College, and a B.A. in Economics from Columbia University. Mr. Wen currently serves as an independent non-executive director for Winox Holdings Limited (HKEx: 6838).

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

Chun Liu has served as our Senior Vice President since October 2018. Mr. Liu has participated in the production, distribution and monetization of numerous television programs in the past, including one of the most influential live television interview programs, A Date with Luyu (鲁豫有约), which has won multiple awards in the industry since its initial launch. During his tenure at Phoenix Satellite Television Holdings Ltd. between 2000 and 2011, Mr. Liu served as the Executive Director of Phoenix Chinese TV. Mr. Chun Liu holds a master’s degree from the Communication University of China.

B.                     Compensation of Directors, Supervisors and Executive Directors

For the year ended December 31, 2018, we paid an aggregate of approximately US$1.45 million in cash to our executive officers and directors.

Share Incentive Plans

In June 2008, we adopted the 2008 share option plan, in March 2011, we adopted the 2011 restricted share and restricted share unit plan, and in June 2018, we adopted the 2018 share option scheme, together, the share incentive plans, to attract and retain the best available personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business. The share incentive plans provide for the grant of options, restricted shares and restricted share units, collectively referred to as “awards.” We have already granted the full number of awards that were authorized under the 2011 restricted share and restricted share unit plan. In June and August 2012, June 2014 and October 2016, the shareholders of each of Phoenix TV and our company approved three refreshments of the total number of Class A ordinary shares, which may be issued upon exercise of all options to be granted under the 2008 share option plan (excluding awards previously granted, outstanding, cancelled, lapsed or exercised). As of March 31, 2019, no shares are available for grant of additional options under the 2008 share option plan, and a total of 26,433,526 Class A ordinary shares are available for grant of additional options under the 2018 share option scheme. In addition, in March 2018, one of our subsidiaries, Fread Limited, adopted the Fread 2018 RSU scheme. The Fread 2018 RSU scheme provides for the grant of restricted share units of up to 2,000,000 shares of Fread Limited, representing 20% of the total equity of Fread Limited. Fread Limited granted 780,000 restricted share units to its employees and director under the Fread 2018 RSU scheme in January 2019. As of March 31, 2019, a total of 1,220,000 shares of Fread Limited are available for grant of additional restricted share units under the Fread 2018 RSU scheme.

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

Restricted Shares and Restricted Share Units. Restricted ordinary shares granted under the 2011 restricted share and restricted share unit plan and Fread 2018 RSU scheme are subject to applicable vesting, transfer, forfeiture and other restrictions as set forth in the plan and, as applicable, in the award agreements. Each restricted share unit is an unsecured promise of our company to issue and delivery one ordinary share, or Fread Limited to issue and delivery one or more of its ordinary shares, on a specified date, which unit is subject to applicable vesting, transfer, forfeiture and other restrictions as set forth in the plan and, as applicable, in the award agreements.

Transfer Restrictions. The right of a grantee in an award granted under the share incentive plans and Fread 2018 RSU scheme may not be transferred in any manner by the grantee other than by will or the laws of succession and, with limited exceptions, may be exercised during the lifetime of the grantee only by the grantee.

Acceleration upon a Takeover Offer. If a takeover offer for our company, or Fread Limited as applicable, becomes unconditional or is approved by the necessary number of shareholders, as the case may be, the vesting of the awards shall be accelerated.

Termination and Amendment. The board of directors of our company and Fread Limited have the authority to amend or terminate the share incentive plans and the Fread 2018 RSU scheme, respectively, subject to shareholder approval to the extent necessary to comply with applicable law. In addition, shareholders of our company and Fread Limited may, by ordinary resolution, terminate the share incentive plans and Fread 2018 RSU scheme, respectively, at any time.

Lapse of Awards. An award will lapse if the optionee ceases to be eligible by reasons of, among other things, (i) illness, injury, disability or death; (ii) retirement; (iii) voluntary resignation; (iv) termination of employment for serious misconduct; and (v) breach of contract.

We granted awards to our employees, directors and consultants under the share incentive plans in November 2008, July 2009, September 2009, January 2010, July 2010, March 2011, March 2013, May 2013, October 2013, December 2013, March 2014, June 2014, July 2014, October 2014, July 2015, October 2016, September 2017, November 2017, January 2018, April 2018 and July 2018. As of December 31, 2018, no restricted share units of Fread Limited have been granted under the 2018 Fread RSU Scheme and Fread Limited granted 780,000 restricted share units to its employees and director under the Fread 2018 RSU scheme in January 2019.

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

As of March 31, 2019, options to purchase 33,819,859 Class A ordinary shares granted under the 2008 share option plan were outstanding. The table below sets forth the awards that we granted to our directors and executive officers (including pursuant to the exchange program described above) and were outstanding as of March 31, 2019:

Name	Class A Ordinary Shares Underlying Outstanding Awards	Exercise Price or Purchase Price (US$/Share)	Date of Grant	Date of Expiration
Shuang Liu	6,800,000	US$0.4657, US$0.4823	May 23, 2013, October 21, 2016	May 22, 2023, July 10, 2024, July 15, 2025
Betty Yip Ho	*	US$0.4823	October 21, 2016	October 7, 2023, October 10, 2024
Xiaoyan Chi	*	US$0.4459, US$0.4823, US$0.4734, US$0.4149	March 15, 2013, October 21, 2016, October 17, 2016, September 14, 2017	March 14, 2023, July 10, 2024, July 15, 2025, October 16, 2026, September 13, 2027
Total	10,446,799

*                          Less than 1% of our total outstanding Class A ordinary shares.

As of March 31, 2019, other employees and consultants in aggregate held awards entitling them to receive 23,373,060 Class A ordinary shares, with exercise prices ranging from US$0 to US$0.7867 per Class A ordinary share.

As of March 31, 2019, restricted share units representing 780,000 ordinary shares of Fread Limited granted under the Fread 2018 RSU scheme were outstanding.

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

Compensation Committee. Our compensation committee consists of Shuang Liu, Daguang He, Jerry Juying Zhang and Carson Wen. Our board of directors has determined that each of Jerry Juying Zhang and Carson Wen satisfies the “independence” requirements of Section 303A of the NYSE Manual. Shuang Liu is the chairman of our compensation committee. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•                  reviewing and recommending to the board with respect to the total compensation package for our four most senior executives;

•                  approving and overseeing the total compensation package for our executives other than the four most senior executives;

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

D.                     Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E.                     Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2019:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of each class of our ordinary shares.

The calculations in the tables below assume there are 264,924,592 Class A ordinary shares and 317,325,360 Class B ordinary shares, outstanding as of March 31, 2019. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this annual report on Form 20-F, including through the exercise of any option, the vesting of any contingently issuable share, restricted share, restricted share unit or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A Ordinary Shares Beneficially Owned
	Number	% (1)
Class A ordinary shares
Keung Chui	—	—
Shuang Liu (2)	16,680,500	6.30
Daguang He	—	—
Ka Keung Yeung	*	*
Carson Wen	—	—
Jerry Juying Zhang	—	—
Betty Yip Ho (3)	2,746,799	1.04
Xiaoyan Chi (4)	*	*
All Directors and Executive Officers as a Group (5)	20,239,799	7.64
Principal Shareholders:
International Value Advisers, LLC (6)	3,290,584	1.24

*                          Less than 1% of our total outstanding Class A ordinary shares.

(1)                  Percentages disclosed are with respect to Class A ordinary shares.

(2)                  Represents 16,680,500 Class A ordinary shares, including 8,170,000 Class A ordinary shares in the form of ADSs.

(3)                  Represents options to purchase Class A ordinary shares.

(4)                  Represents options to purchase Class A ordinary shares.

(5)                  Represents 20,239,799 Class A ordinary shares, including 8,170,000 Class A ordinary shares in the form of ADSs.

(6)                  Information is as of December 31, 2018, based on the Amendment No.4 to Schedule 13G filed on January 9, 2019 by International Value Advisers, LLC, and consists of 3,290,584 Class A ordinary shares in the form of 411,323 ADSs. The principal business office of International Value Advisers, LLC is 717 Fifth Avenue, 10th Floor, New York, NY 10022.

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

As of March 31, 2019, 260,546,920 Class A ordinary shares or 98.6% of our outstanding Class A ordinary shares in the form of ADSs are held by one record holder in the United States, JPMorgan Chase Bank, N.A. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

ITEM 7.                                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                   Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership”

B.                   Related Party Transactions

Our subsidiaries, consolidated affiliated entities, and the subsidiaries of the consolidated affiliated entities have engaged, during the ordinary course of business, in a number of customary transactions with each other. All of these inter-company balances have been eliminated in consolidation. We also engage in transactions with related parties, including Phoenix TV, China Mobile, and certain investees. In accordance with our audit committee charter, all of our related party transactions described in this annual report have been reviewed and approved by our audit committee.

Phoenix TV, through its wholly owned subsidiary, is our controlling shareholder, with beneficial ownership and voting power of 54.5% and 60.9%, respectively, of our outstanding ordinary shares as of March 31, 2019. Phoenix TV has the power acting alone to approve any action requiring a vote of the majority of our ordinary shares.

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

Transactions with Phoenix TV and Certain of its Subsidiaries

Costs for content provided to us by Phoenix TV Group were RMB7.4 million, RMB12.1 million and RMB12.4 million (US$1.8 million) in 2016, 2017 and 2018, respectively. We were charged by Phoenix TV Group for advertising and promotion expenses of RMB1.3 million, RMB0.02 million and RMB4.3 million (US$0.6 million) in 2016, 2017 and 2018, respectively. We were charged corporate administrative expenses by Phoenix TV Group in the total amounts of RMB0.2 million, RMB2.7 million and RMB2.2 million (US$0.3 million) in 2016, 2017 and 2018, respectively. We were also charged Trademark license fee by Phoenix TV Group with the total amounts of RMB0.1 million, RMB3.6 million and RMB5.8 million (US$0.8 million) in 2016, 2017 and 2018, respectively.

We provided joint advertising campaign solutions together with Phoenix TV Group to Phoenix TV Group’s advertisers from which we earned advertising revenues of RMB10.4 million, RMB9.5 million and RMB14.4 million (US$2.1 million) in 2016, 2017 and 2018, respectively.

As of December 31, 2016, 2017 and 2018, we had amounts due from Phoenix TV Group with the amounts of RMB31.5 million, RMB10.5 million and RMB10.5 million (US$1.5 million), respectively, and accounts due to Phoenix TV Group with the amounts of RMB17.7 million, RMB8.6 million and RMB14.4 million (US$2.1 million), respectively.

Cooperation Agreement with China Mobile Communication Corporation

China Mobile Communication Corporation, or China Mobile, is a shareholder of our parent company, Phoenix TV. As of March 31, 2019, China Mobile held 19.7% of the outstanding shares of Phoenix TV. In each of 2016, 2017 and 2018, Tianying Jiuzhou entered into a cooperation agreement with China Mobile, together, the China Mobile Cooperation Agreements. Pursuant to the China Mobile Cooperation Agreements, Tianying Jiuzhou agreed to produce certain MMS content exclusively for China Mobile to be used in China Mobile’s mobile newspaper service offerings and provide other media and content resource to China Mobile, and China Mobile agreed to pay fees of RMB19.8 million, RMB14.9million and RMB11.8 million (US$1.7 million) for such content purchased by China Mobile in 2016, 2017 and 2018, respectively. Tianying Jiuzhou has also granted to China Mobile non-exclusive sub-licenses under the China Mobile Cooperation Agreements to use certain trademarks of Phoenix TV in China, and has agreed to co-host certain offline events with China Mobile free of charge.

We obtained revenues for our paid services through China Mobile of RMB122.7 million, RMB138.7 million and RMB86.4 million (US$12.6 million) in 2016, 2017 and 2018, respectively. We earned revenues from China Mobile for advertising services RMB32.0 million, RMB33.5 million and RMB27.5 million (US$4.0 million) in 2016, 2017 and 2018, respectively. We incurred revenue sharing and bandwidth costs in connection with MVAS provided through China Mobile’s platforms in the amounts of RMB20.9 million, RMB43.6 million and RMB15.9 million (US$2.3 million) in 2016, 2017 and 2018, respectively.

As of December 31, 2016, 2017 and 2018, we had amounts due from China Mobile with the amounts of RMB48.8 million, RMB63.2 million and RMB59.9 million (US$8.7 million), respectively, and accounts due to China Mobile with the amounts of RMB0.2 million, RMB4.0 million and RMB0.6 million (US$0.1 million), respectively.

Cooperation Agreement and License Agreement with Lilita

In September 2014, Tianying Jiuzhou entered into a brand authorization cooperation agreement, or the Lilita Cooperation Agreement, with Beijing Phoenix Lilita Information Technology Co., Ltd., or Lilita, pursuant to which, Tianying Jiuzhou granted Lilita an exclusive right to use its brand resources, including operating on the platforms of jr.ifeng.com, for the purpose of conducting P2P lending and reward-based crowd-funding businesses. Lilita is obligated to pay Tianying Jiuzhou an annual license fee of RMB3.0 million for using its brand resources under the Lilita Cooperation Agreement. In December 2014, Tianying Jiuzhou and Lilita further entered into a platforms license agreement, or the Lilita Plarforms License Agreement, pursuant to which Lilita was granted an exclusive right to conduct P2P lending and reward-based crowd-funding businesses on the platforms of www.ifeng.com, 3g.ifeng.com and v.ifeng.com for a term of three years. Lilita is obligated to pay Tianying Jiuzhou an annual license fee of RMB0.17 million for the first two years and RMB0.16 million for the third year for conducting businesses on the licensed platforms. In December 2015, Tianying Jiuzhou and Lilita further entered into an advertisement cooperation framework agreement, or the Lilita Framework Agreement, pursuant to which Lilita agreed to place, and Tianying Jiuzhou agreed to launch, Internet advertisements provided by Lilita from time to time on the PC websites, mobile applications and mobile websites operated by Tianying Jiuzhou. The Lilita Framework Agreement amended the Lilita Cooperation Agreement by enlarging the scope of advertising services to be provided by Tianying Jiuzhou to Lilita, by increasing the annual revenue cap for the calendar year ended December 1, 2015 to HK$17.5 million, by increasing the annual revenue cap for the calendar year ended December 31, 2016 to HK$38.0 million, and by setting the annual revenue cap for the calendar year ending December 31, 2017 at HK$57.0 million. As Lilita subsequently advised Tianying Jiuzhou that its business growth exceeded its expectations in 2016 and the existing annual revenue caps would no longer meet its business needs, Tianying Jiuzhou entered into a supplemental agreement with Lilita in May 2016 in order to increase the annual revenue caps set forth in the Lilita Framework Agreement to RMB49.0 million and RMB80.0 million for the calendar years ended December 31, 2016 and 2017, respectively. Both the Lilita Platforms License Agreement and the Lilita Framework Agreement have expired.

We earned revenues from Lilita for advertising services of RMB42.6 million, RMB10.0 million and RMB9,000 (US$1,309) in 2016, 2017 and 2018, respectively. We also earned revenues from Lilita for brand license authorization of RMB200,000, RMB200,000 and RMB12,000 (US$1,745) in 2016, 2017 and 2018, respectively.

As of December 31, 2015, 2016, we had accounts due from Lilita with the amounts of RMB18.2 million and RMB9.5 million, respectively. In 2017 and 2018, Lilita repaid RMB9.5 million and RMB10.2 million (US$1.5 million) of the amount due to us, respectively. As of December 31, 2018, our net amount due from Lilita was nil netting off a bad debt provision of RMB1.0 million (US$0.2 million).

Convertible Loans and Loans Provided to Particle

In January and April 2016, we granted two unsecured short-term convertible loans to Particle with an aggregate principal amount of US$20.0 million, and we converted the principal amounts of these loans and all accrued interests with a total amount of US$20.7 million into Series D1 convertible redeemable preferred shares of Particle in December 2016. In August 2016, we granted an unsecured short-term loan to Particle with a principal amount of US$14.8 million at an interest rate of 4.35% per annum and with an initial term of six months, which was extended to twenty-four months after several extensions. Particle agreed to grant us the right to convert, at our option, all or a portion of the principal amount of the loan granted to Particle in August 2016 (plus interests incurred as of the conversion) into Series D1 convertible redeemable preferred shares to be issued by Particle at a conversion price of US$1.071803 per share before August 9, 2018. Our rights under the aforementioned convertible loan granted in August 2016 were assigned to Long De, and Long De’s designated affiliate paid us approximately US$17.0 million for the assignment in August 2018. In November 2016, we granted an unsecured short-term loan to Particle with a principal amount of approximately US$6.8 million at an interest rate of 9% per annum and with an initial term of six months, which was subsequently extended to twelve months and repaid in November 2017. In January 2017, we granted an unsecured short-term loan to Particle with a principal amount of RMB74.0 million (US$10.8 million) at an interest rate of 9% per annum and with an initial term of twelve months, which were extended to eighteen months. Particle is required to use the proceeds of the loans for its working capital requirements in the ordinary course of its business. Particle repaid this loan in full to us in July 2018.

Loans and Advances Provided to Phoenix FM

We have provided financial support to Phoenix FM in the form of unsecured short-term loans and financial advanced expenses. Phoenix FM was our subsidiary in 2013 and became our affiliate in 2014. As of December 31, 2014 and 2015, the outstanding balance of our loans and financial advanced expenses to Phoenix FM was RMB7.1 million and RMB15.2 million, respectively. We charged interest on all of our loans to Phoenix FM at the bank loan benchmark interest rate effective in China during the life of the loans. In 2016, Phoenix FM repaid certain of the financial advanced expenses and loans with a total amount of RMB7.2 million. As of the date of this annual report, the outstanding amount of our loans to Phoenix FM is RMB8.0 million which had been fully impaired.

Our loans to Phoenix FM are unsecured and do not have any priority over Phoenix FM’s other debts. Therefore, if Phoenix FM becomes unable to repay all of its debts, we will be competing with Phoenix FM’s other unsecured creditors for its remaining assets.

Advertisement Agreement with Tianbo

In 2013, Tianying Jiuzhou and Tianbo entered into an Agreement on Operation and Advertisement Agency for Real Estate Channel and an Advertisement Source Purchase Agreement, or the Previous Tianbo Agreements, pursuant to which, Tianying Jiuzhou granted Tianbo the exclusive right to operate our real estate channel (house.ifeng.com) and act as the exclusive agent for placement of real estate advertisements on ifeng.com (鳳凰網). The Previous Tianbo Agreements expired on March 31, 2018 and we entered into series of new agreements, or the New Tianbo Agreements, in April 2018 with Tianbo to continue the business cooperation with Tianbo. Different from the Previous Tianbo Agreements, the New Tianbo Agreements granted Tianbo a non-exclusive right to operate our real estate channel and act as the non-exclusive agent for placement of real estate advertisements on Internet. As of December 31 2016, the amount due from Tianbo was RMB16.0 million. In 2017 and 2018, Tianbo repaid RMB0.5 million and nil of the amount due to us, respectively. In May 2018, we granted an unsecured short-term loan to Tianbo with a principal amount of approximately RMB10.0 million (US$1.5 million) at an interest rate of 10% per annum and with an initial term of twelve months. As of December 31, 2018, the net amount due from Tianbo was approximately RMB10.4 million (US$1.5 million) netting off a bad debt provision of RMB17.2 million (US$2.5 million).

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

We have not paid any dividend in the past and our board of directors have not made any decision as to any potential future dividend distribution as of the date of this annual report. We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China, which in turn relies on the payments received from our affiliated consolidated entities in China pursuant to the contractual arrangements that established our corporate structure. Current PRC laws, rules and regulations permit our PRC subsidiaries to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are required to set aside a certain amount of their accumulated after-tax profits each year to fund statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

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

•                      a person who owns or is deemed to own 10% or more of our stock (by vote or value);

•                      a partnership or other pass-through entity for United States federal income tax purposes;

•       a person required to accelerate the recognition of any item of gross income with respect to our ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement; or

•                      a person whose “functional currency” is not the United States dollar.

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

If you are considering the purchase, ownership or disposition of our ADSs or Class A ordinary shares, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

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

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A non-United States corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (but not our Class A ordinary shares), which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our Class A ordinary shares that are represented by ADSs, but not on our Class A ordinary shares that are not so represented, will meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law (see discussion under “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss, or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code, will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Furthermore, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC (as discussed below under “—Passive Foreign Investment Company”) in the taxable year in which such dividends are paid or in the preceding taxable year (as we believe there is a substantial risk of in 2018). You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

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

Based on the composition of our income, assets, including goodwill, and valuation of our assets, we believe there is a substantial risk that we will be classified as a PFIC for U.S. federal income tax purposes for 2018. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our status as a PFIC may change in any future taxable year due to changes in our asset or income composition. The determination of PFIC status is an annual analysis that involves ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn. Because this involves extensive factual investigation and cannot be completed until the close of a taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status.

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

ITEM 11.                                         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration risk

We depend on China Mobile, which is a shareholder of Phoenix TV, for a significant portion of our business. The revenues generated from advertising and paid services we provided through China Mobile for the years ended December 31, 2016, 2017 and 2018 were RMB154.6 million, RMB172.2 million and RMB113.9 million (US$16.6 million), respectively, which accounted for 10.7%, 10.9% and 8.3% of our total revenues in the respective years.

We had accounts receivable from China Mobile as of December 31, 2017 and 2018 of RMB63.2 million and RMB59.9 million (US$8.7 million), respectively, which are included on our balance sheets as “Amounts due from related parties.” Apart from China Mobile, we have no other customer with revenues or accounts receivable accounting for over 10% of our total revenues or total account receivables, net and due from related parties, respectively.

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

We have no significant concentrations of credit risk with respect to our customers and related parties, except for the account receivable from China Mobile and an advertising agent. We assess the credit quality of, and set credit limits on our customers by taking into account their financial position, the availability of guarantees from third parties, their credit history and other factors such as current market conditions.

Inflation Risk

In recent years, inflation has not had a material impact on our operating results. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 2.0%, 1.6% and 2.1% in 2016, 2017 and 2018, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. We do not anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Currency Risk

Substantially all our revenues and expenses are denominated in Renminbi. We have not had any material foreign exchange gains or losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars relative to the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs are traded in U.S. dollars. Furthermore, a decline in the value of the Renminbi could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our subsidiaries and PRC-incorporated affiliates in China. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our reported financial results in U.S. dollar terms. As of December 31, 2018, we had RMB denominated cash and cash equivalents, term deposits and short term investments and restricted cash, totaling RMB1.2 billion (US$177.8 million), and U.S. dollar denominated cash and cash equivalents and term deposits totaling US$17.4 million. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Fluctuations in exchange rates of the Renminbi could materially affect our reported operating results.”

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

Payments by Depositary

As of March 31, 2019, we had received total payments of US$0.76 million from JPMorgan, the current depositary bank for our ADR program for reimbursement of investor relations expenses and other program related expenses.

PART II

ITEM 13.                                         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2016, 2017 and 2018.

ITEM 14.                                         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.                     Modifications of Rights

See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

B.                     Use of Proceeds

Not applicable.

ITEM 15.                                         CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2018, an evaluation has been carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding the required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon our evaluation, our management has concluded that, as of December 31, 2018, our disclosure controls and procedures were effective.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2018 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2018. Management has excluded Beijing Yitian Xindong Network Technology Co., Ltd. (“Yitian Xindong”) from its assessment of internal control over financial reporting as of December 31, 2018 because it was acquired by the Company in a purchase business combination during 2018. Yitian Xindong is a subsidiary of a consolidated variable interest entity whose total assets and total revenues excluded from management’s assessment of internal control over financial reporting represent 2% and 0.08%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2018.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

We maintain a system of internal control over financial reporting that is designed to provide reasonable assurance that our books and records accurately reflect our transactions and that our established policies and procedures are followed. As required by Rule 13a-15(d), under the Exchange Act, our management, including our Chief Executive Officer, president and our Chief Financial Officer, has also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Zhong Tian LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2018, for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, for the years indicated.

	For the Years Ended December 31,
	2017	2018
	(In thousands of US dollars)
Audit Fees (1)	1,173	1,192
Tax Fees (2)	15	22
All Other Fees (3)	17	41
Total	1,205	1,255

(1)                  Audit fees consist of fees associated with the annual audit, reviews of our quarterly financial statements and related statutory and regulatory filings. For 2017 and 2018, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

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

4.8A

Translation of the Exclusive Equity Option Agreement, dated as of January 13, 2014, between Qieyiyou and Chenhuan.and its shareholders (incorporated by reference Exhibit 4.8A to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2017 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 26, 2018).

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

4.10A

Translation of the Equity Pledge Agreement, dated as of January 13, 2014, between Fenghuang On-line and Chenhuan and its shareholders (incorporated by reference Exhibit 4.10A to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2017 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 26, 2018).

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

4.12A

Translation of the Exclusive Technical Consulting & Service Agreement, dated as of January 13, 2014, between Qieyiyou and Chenhuan.and its shareholders (incorporated by reference Exhibit 4.12A to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2017 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 26, 2018).

4.12B

Translation of the Business Management Agreement, dated as of January 13, 2014, between Qieyiyou and Chenhuan.and its shareholders (incorporated by reference Exhibit 4.12B to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2017 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 26, 2018).

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

4.14A

Translation of the Loan Agreement, dated as of January 13, 2015, between Qieyiyou and shareholders of Chenhuan (incorporated by reference Exhibit 4.14A to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2017 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 26, 2018).

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

4.16A

Translation of the Voting Right Entrustment Agreement, dated as of January 13, 2014, between Qieyiyou and Chenhuan.and its shareholders (incorporated by reference Exhibit 4.16A to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2017 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 26, 2018).

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

4.32

Program Resource License Agreement between Phoenix Satellite Television Company Limited and Beijing Fenghuang Interactive Entertainment Network Technology Co., Ltd., dated May 27, 2016 (incorporated by reference Exhibit 99.6 to our report on Form 6-K (File No. 001-35158) filed with the Securities and Exchange Commission on May 27, 2016).

4.33

Program Text/Graphics Resource License Agreement between Phoenix Satellite Television Company Limited and Beijing Fenghuang Interactive Entertainment Network Technology Co., Ltd., dated May 27, 2016 (incorporated by reference Exhibit 99.7 to our report on Form 6-K (File No. 001-35158) filed with the Securities and Exchange Commission on May 27, 2016).

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

4.38

Loan Agreement Memorandum, dated as of January 3, 2011, between Phoenix Satellite Television Co., Ltd. and Phoenix Satellite Television Information Limited (incorporated by reference Exhibit 10.23 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

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

4.41

Schedule of Material Differences between the Cooperation Agreement, dated as of February 14, 2011, between China Mobile Communications Corporation and Beijing Tianying Jiuzhou Network Technology Co., Ltd. entered into in 2011, filed as Exhibit 10.25 to the Registration Statement on Form F-1 (File No. 333-173666) (“Cooperation Agreement 2011”), the Cooperation Agreement, dated as of June 20, 2014, between China Mobile Communications Corporation and Beijing Tianying Jiuzhou Network Technology Co., Ltd. entered into in 2014 (“Cooperation Agreement 2014”), the Cooperation Agreement, dated as of September 16, 2015, between China Mobile Communications Corporation and Beijing Tianying Jiuzhou Network Technology Co., Ltd. entered into in 2015 (“Cooperation Agreement 2015”), the Cooperation Agreement, dated as of January 16, 2017, between China Mobile Communications Corporation and Beijing Tianying Jiuzhou Network Technology Co., Ltd. entered into in 2017 and as to 2016 and 2017 (“Cooperation Agreement 2016”), and the Cooperation Agreement, dated as of October 18, 2017, between China Mobile Communications Corporation and Beijing Tianying Jiuzhou Network Technology Co., Ltd. entered into in 2017 and as to 2017 and 2018 (“Cooperation Agreement 2017”) (incorporated by reference Exhibit 4.41 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2017 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 26, 2018).

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

4.53

Amendment No. 2 to Loan Agreement Dated as of August 10, 2016, dated as of August 9, 2017, among Particle Inc., Particle (HK) Limited, Beijing Particle Information Technology Co., Ltd., Beijing Yidianwangju Technology Co., Ltd., and our company (incorporated by reference Exhibit 4.53 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2017 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 26, 2018).

4.54

Amendment No. 3 to Loan Agreement Dated as of August 10, 2016, dated as of January 20, 2018, among Particle Inc., Particle (HK) Limited, Beijing Particle Information Technology Co., Ltd., Beijing Yidianwangju Technology Co., Ltd., and our company (incorporated by reference Exhibit 4.54 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2017 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 26, 2018).

4.55

Amendment No. 1 to Loan Agreement Dated as of January 20, 2017, dated as of January 20, 2018, among Particle Inc., Particle (HK) Limited, Beijing Particle Information Technology Co., Ltd., Beijing Yidianwangju Technology Co., Ltd., and our company (incorporated by reference Exhibit 4.55 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2017 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 26, 2018).

4.56

Loan assignment agreement among the Registrant, Particle Inc. and its subsidiaries and consolidated affiliated entity, and Long De Cheng Zhang Culture Communication (Tianjin) Co., Ltd. dated April 2, 2018 (incorporated by reference Exhibit 4.56 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2017 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 26, 2018).

*4.57

Translation of Equity Transfer and Equity Purchase Option Agreement, dated as of December 18, 2018, among Telling Telecommunication Co., Ltd., Beijing Chenhuan Technology Co., Ltd., and Shenzhen Bingruixin Technology Co., Ltd.

*4.58

Translation of Equity Transfer Agreement, dated as of March 1, 2019, among Beijing Yitian Xindong Network Technology Co., Ltd., Telling Telecommunication Co., Ltd., Shenzhen Bingruixin Technology Co., Ltd., and Beijing Chenhuan Technology Co., Ltd.

*4.59	Translation of Share Purchase Agreement, dated as of March 22, 2019, between Run Liang Tai Management Limited and our Company.

*4.60	Fread Limited’s Restricted Share Unit Scheme adopted in March 2018.

*8.1	List of Subsidiaries

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

Date: April 26, 2019

Phoenix New Media Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Phoenix New Media Limited:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Phoenix New Media Limited and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income /(loss), of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Change in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for revenues from contracts with customers and the manner in which it accounts for investments in equity securities in 2018.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Beijing Yitian Xindong Network Technology Co., Ltd. (“Yitian Xindong”) from its assessment of internal control over financial reporting as of December 31, 2018 because it was acquired by the Company in a purchase business combination during 2018. We have also excluded Yitian Xindong from our audit of internal control over financial reporting. Yitian Xindong is a subsidiary of a consolidated variable interest entity whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 2% and 0.08%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2018.

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

April 26, 2019

We have served as the Company’s auditor since 2010.

Phoenix New Media Limited

Consolidated Balance Sheets

(Amounts in thousands, except for number of shares and per share data)

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$ (Note 2e)
ASSETS
Current assets:
Cash and cash equivalents	362,862	174,024	25,311
Term deposits and short term investments	737,657	912,594	132,731
Restricted cash	336,700	269,648	39,219
Accounts receivable, net	458,744	484,113	70,411
Amounts due from related parties	187,214	91,228	13,269
Prepayments and other current assets	57,458	88,963	12,938
Convertible loans due from a related party (Note 11)	102,631	—	—
Total current assets	2,243,266	2,020,570	293,879
Non-current assets:
Property and equipment, net	64,454	95,631	13,909
Intangible assets, net	6,712	97,448	14,173
Goodwill	—	338,288	49,202
Available-for-sale debt investments	1,196,330	1,961,474	285,285
Equity investments, net	15,342	33,694	4,901
Deferred tax assets	60,460	60,160	8,750
Other non-current assets	12,544	23,454	3,411
Total non-current assets	1,355,842	2,610,149	379,631
Total assets	3,599,108	4,630,719	673,510
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including amounts of the consolidated VIEs, excluding intercompany amounts, without recourse to the Company of RMB326,272 and RMB457,498 (US$66,541) as of December 31, 2017 and 2018, respectively. Note 1) :

Short-term bank loans	330,000	267,665	38,930
Accounts payable	262,657	264,753	38,507
Amounts due to related parties	14,140	25,218	3,668
Advances from customers	65,196	54,601	7,941
Taxes payable	92,214	101,386	14,746
Salary and welfare payable	134,471	132,316	19,245
Accrued expenses and other current liabilities	173,253	227,328	33,063
Total current liabilities	1,071,931	1,073,267	156,100

Non-current liabilities (including amounts of the consolidated VIEs, excluding intercompany amounts, without recourse to the Company of RMB20,979 and RMB28,796 (US$4,188) as of December 31, 2017 and 2018, respectively. Note 1) :

Deferred tax liabilities	1,312	140,960	20,502
Long-term liabilities	24,714	26,131	3,801
Total non-current liabilities	26,026	167,091	24,303
Total liabilities	1,097,957	1,240,358	180,403
Commitments and contingencies (Note 22)
Shareholders’ equity:
Phoenix New Media Limited shareholders’ equity:
Class A ordinary shares (US$0.01 par value, 680,000,000 shares authorized; 260,001,486 and 264,824,592 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	17,180	17,487	2,543
Class B ordinary shares (US$0.01 par value, 320,000,000 shares authorized; 317,325,360 and 317,325,360 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	22,053	22,053	3,207
Additional paid-in capital	1,587,575	1,604,588	233,378
Statutory reserves	81,237	87,620	12,744
Retained earnings	229,250	159,621	23,215
Accumulated other comprehensive income	570,244	1,188,358	172,840
Total Phoenix New Media Limited shareholders’ equity	2,507,539	3,079,727	447,927
Noncontrolling interests	(6,388)	310,634	45,180
Total shareholders’ equity	2,501,151	3,390,361	493,107
Total liabilities and shareholders’ equity	3,599,108	4,630,719	673,510

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Comprehensive Income/(Loss)

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	For the Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Revenues (1) :
Net advertising revenues	1,232,210	1,353,480	1,198,271	174,281
Paid services revenues	212,697	221,612	179,108	26,050
Total revenues	1,444,907	1,575,092	1,377,379	200,331
Cost of revenues (1)	(726,807)	(727,197)	(596,548)	(86,764)
Gross profit	718,100	847,895	780,831	113,567
Operating expenses (1) :
Sales and marketing expenses	(339,171)	(493,664)	(537,562)	(78,185)
General and administrative expenses	(181,677)	(146,923)	(162,568)	(23,645)
Technology and product development expenses	(161,880)	(192,325)	(204,723)	(29,776)
Total operating expenses	(682,728)	(832,912)	(904,853)	(131,606)
Income/(loss) from operations	35,372	14,983	(124,022)	(18,039)
Other income/(loss):
Interest income	35,113	54,286	47,445	6,901
Interest expense	(7,061)	(22,221)	(13,544)	(1,970)
Foreign currency exchange gain/(loss)	9,608	(23,560)	6,849	996
(Loss)/income from equity method investments, net of impairments	(1,776)	6,296	5,352	778
Gain on disposal of convertible loans due from a related party	—	—	10,565	1,537
Others, net	21,053	19,423	21,848	3,178
Income/(loss) before tax	92,309	49,207	(45,507)	(6,619)
Income tax expense	(14,089)	(14,783)	(20,105)	(2,924)
Net income/(loss)	78,220	34,424	(65,612)	(9,543)
Net loss attributable to noncontrolling interests	2,391	3,048	2,390	348
Net income/(loss) attributable to Phoenix New Media Limited	80,611	37,472	(63,222)	(9,195)
Net income/(loss)	78,220	34,424	(65,612)	(9,543)
Other comprehensive income (net of tax of nil, nil and RMB132,272 (US$19,238) for years ended December 31, 2016, 2017 and 2018, respectively): fair value remeasurement for available-for-sale debt investments	247,336	321,538	566,320	82,368
Other comprehensive income/(loss) (net of nil tax for all years): foreign currency translation adjustment	27,669	(49,640)	51,794	7,533
Comprehensive income	353,225	306,322	552,502	80,358
Comprehensive loss attributable to noncontrolling interests	2,391	3,048	2,390	348
Comprehensive income attributable to Phoenix New Media Limited	355,616	309,370	554,892	80,706
Net income/(loss) attributable to Phoenix New Media Limited	80,611	37,472	(63,222)	(9,195)
Net income/(loss) per Class A and Class B ordinary share:
Basic	0.14	0.07	(0.11)	(0.02)
Diluted	0.14	0.06	(0.11)	(0.02)
Net income/(loss) per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	1.12	0.52	(0.87)	(0.13)
Diluted	1.12	0.51	(0.87)	(0.13)
Weighted average number of Class A and Class B ordinary shares used in computing net income/(loss) per share:
Basic	573,521,536	574,786,887	581,084,453	581,084,453
Diluted	577,037,906	590,433,907	581,084,453	581,084,453

(1)    Transactions with related parties included in revenues, cost of revenues and operating expenses are as follows (Note 23):

Net advertising revenues	98,413	67,393	41,482	6,033
Paid services revenues	122,844	139,149	87,131	12,673
Cost of revenues	(29,057)	(57,057)	(30,167)	(4,388)
Sales and marketing expenses	(1,277)	(748)	(4,341)	(631)
General and administrative expenses	(260)	(6,245)	(7,918)	(1,152)

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Shareholders’ Equity

(Amounts in thousands, except for number of shares)

	Phoenix New Media Limited Shareholders’ Equity
								Accumulated
					Additional			other		Total
	Class A ordinary shares		Class B ordinary shares		paid-in	Statutory	Retained	comprehensive	Noncontrolling	shareholders’
	Shares	Amount	Shares	Amount	capital	reserves	earnings	income	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2015	253,250,854	16,733	317,325,360	22,053	1,551,104	70,311	122,093	23,341	(949)	1,804,686
Share-based compensation	—	—	—	—	1,890	—	—	—	—	1,890
Issuance of ordinary shares upon settlement of share-based awards	1,658,936	110	—	—	2,517	—	—	—	—	2,627
Appropriation to statutory reserves	—	—	—	—	—	7,635	(7,635)	—	—	—
Fair value changes of available-for-sale debt investments	—	—	—	—	—	—	—	247,336	—	247,336
Foreign currency translation adjustment	—	—	—	—	—	—	—	27,669	—	27,669
Net income	—	—	—	—	—	—	80,611	—	(2,391)	78,220
Balance as of December 31, 2016	254,909,790	16,843	317,325,360	22,053	1,555,511	77,946	195,069	298,346	(3,340)	2,162,428
Share-based compensation	—	—	—	—	20,852	—	—	—	—	20,852
Issuance of ordinary shares upon settlement of share-based awards	5,091,696	337	—	—	11,212	—	—	—	—	11,549
Appropriation to statutory reserves	—	—	—	—	—	3,291	(3,291)	—	—	—
Fair value changes of available-for-sale debt investments	—	—	—	—	—	—	—	321,538	—	321,538
Foreign currency translation adjustment	—	—	—	—	—	—	—	(49,640)	—	(49,640)
Net income	—	—	—	—	—	—	37,472	—	(3,048)	34,424
Balance as of December 31, 2017	260,001,486	17,180	317,325,360	22,053	1,587,575	81,237	229,250	570,244	(6,388)	2,501,151
Share-based compensation	—	—	—	—	13,989	—	—	—	—	13,989
Issuance of ordinary shares upon settlement of share-based awards	4,823,106	307	—	—	3,024	—	—	—	—	3,331
Appropriation to statutory reserves	—	—	—	—	—	6,383	(6,383)	—	—	—
Fair value changes of available-for-sale debt investments	—	—	—	—	—	—	—	566,320	—	566,320
Foreign currency translation adjustment	—	—	—	—	—	—	—	51,794	—	51,794
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	319,412	319,412
Cumulative effect of initially applying ASC 606	—	—	—	—	—	—	(24)	—	—	(24)
Net loss	—	—	—	—	—	—	(63,222)	—	(2,390)	(65,612)
Balance as of December 31, 2018	264,824,592	17,487	317,325,360	22,053	1,604,588	87,620	159,621	1,188,358	310,634	3,390,361
Balance as of December 31, 2018 (in US$)		2,543		3,207	233,378	12,744	23,215	172,840	45,180	493,107

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net income/(loss)	78,220	34,424	(65,612)	(9,543)
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	1,890	20,852	13,989	2,034
Provision for allowance for doubtful accounts, including related party amounts	48,199	6,632	23,999	3,491
Depreciation and amortization expense	41,952	35,618	32,471	4,723
Impairment of intangible assets	87	—	—	—
Loss/(income) from equity method investments, net of impairments	1,776	(6,296)	(5,352)	(778)
Deferred income tax	(18,344)	(6,153)	286	42
Loss/(gain) on disposal of property and equipment	55	(1,279)	(1,318)	(192)
Loss on disposal of intangible assets	—	118	—	—
Gain on disposal of convertible loans due from a related party	—	—	(10,565)	(1,537)
Foreign currency exchange loss/(gain)	(9,608)	23,560	(6,849)	(996)
Changes in operating assets and liabilities, net of acquisition:
Accounts receivable	55,308	(44,575)	(29,979)	(4,360)
Prepayments and other current assets	(18,531)	5,508	(13,636)	(1,983)
Amounts due from related parties	7,878	(22,988)	37,539	5,460
Other non-current assets	1,699	3,503	(4,910)	(714)
Accounts payable	(31,539)	5,602	(6,102)	(887)
Advances from customers	12,586	37,371	(15,701)	(2,284)
Salary and welfare payable	16,301	4,142	(19,855)	(2,888)
Taxes payable	(17,468)	16,562	8,066	1,173
Amounts due to related parties	(289)	(4,580)	2,578	375
Accrued expenses and other current liabilities	30,159	61,968	(17,290)	(2,516)
Long-term liabilities	3,355	2,991	1,417	206
Net cash provided by/(used in) operating activities	203,686	172,980	(76,824)	(11,174)
Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(29,282)	(27,800)	(55,950)	(8,138)
Placement of term deposits and short term investments	(3,199,923)	(2,754,930)	(3,365,720)	(489,524)
Maturity of term deposits and short term investments	3,189,803	2,797,282	3,199,558	465,356
Payment for the equity investment measured under fair value	—	—	(6,500)	(945)
Loans provided to a related party	(45,865)	(74,000)	(10,000)	(1,454)
Loans repaid by a related party	—	53,058	74,000	10,763
Issuance of convertible loans to a related party	(228,280)	—	—	—
Proceeds from disposal of convertible loans due from a related party	—	—	111,957	16,283
Cash paid for acquisition of a subsidiary, net of cash acquired	—	—	(62,057)	(9,026)
Net cash used in investing activities*	(313,547)	(6,390)	(114,712)	(16,685)
Cash flows from financing activities:
Proceeds from exercise of stock options	2,436	12,368	3,677	535
Proceeds from short-term bank loans	214,712	328,511	250,492	36,433
Repayment of short-term bank loans	—	(357,113)	(330,000)	(47,997)
Net cash provided by/(used in) financing activities	217,148	(16,234)	(75,831)	(11,029)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	14,340	(8,090)	11,477	1,671
Net increase/(decrease) in cash, cash equivalents and restricted cash	121,627	142,266	(255,890)	(37,217)
Cash, cash equivalents and restricted cash at the beginning of the year	435,669	557,296	699,562	101,747
Cash, cash equivalents and restricted cash at the end of the year	557,296	699,562	443,672	64,530
Supplemental disclosure of cash flow information:
Cash paid during the period for income taxes	46,392	19,424	10,649	1,549
Cash paid during the period for interest expenses	4,976	22,762	15,221	2,214
Supplemental disclosure of non-cash investing activities:
Investments in available-for-sale debt investments by conversion of convertible loans issued to a related party	143,820	—	—	—
Acquisition of a subsidiary included in accrued expenses and other current liabilities	—	—	71,100	10,341
Acquisition of the investments included in amount due to related parties	—	—	8,500	1,236

* The Group has early adopted the guidance of ASU 2016-18 issued by FASB in November 2016 from January 1, 2017 retrospectively, which requires that amounts for restricted cash should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. Accordingly, the item “changes in restricted cash” previously included in investing activities for the year ended December 31, 2016 with an amount of RMB229.6 million was retrospectively removed from cash flows from investing activities and included in beginning and ending cash, cash equivalents and restricted cash balances. The following table provides a reconciliation of cash and cash equivalents, and restricted cash reported in the consolidated balance sheets that sum to the total of the same such amounts shown above (in thousands):

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Cash and cash equivalents	202,694	362,862	174,024	25,311
Restricted cash	354,602	336,700	269,648	39,219
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	557,296	699,562	443,672	64,530

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

1.  Organization and Principal Activities

Phoenix New Media Limited (“PNM”, or the “Company”) was incorporated in the Cayman Islands on November 22, 2007 by Phoenix Satellite Television (B.V.I.) Holding Limited (the “Parent”), a subsidiary of Phoenix Media Investment (Holdings) Limited (“Phoenix TV”). Phoenix TV, its subsidiaries and variable interest entities (“VIEs”) are collectively referred to as the Phoenix TV Group. As of December 31, 2018, the Company had fourteen subsidiaries, four VIEs and twenty subsidiaries of VIEs. The Company, its subsidiaries, VIEs and subsidiaries of the VIEs are hereinafter collectively referred to as the “Group”. The Group generates revenues from providing advertising services and paid services, which include digital entertainment and games and others. While the VIEs hold certain licenses and approvals to operate Internet-related businesses in the People’s Republic of China (“China” or the “PRC”), they are also in the process of applying for licenses for the operations of their businesses, including an Internet audio-visual program transmission license and an Internet news license.

The details of the subsidiaries, VIEs and the subsidiaries of the VIEs as of December 31, 2018 are set out below:

			Percentage
			of Direct or
			Indirect
	Place of	Date of	Economic	Principal
Name	Incorporation	Incorporation	Ownership	Activity
Direct subsidiaries:
Phoenix Satellite Television Information Limited	British Virgin Islands (“BVI”)	September 1, 1999	100%	Investment holding
Phoenix New Media (Hong Kong) Company Limited	Hong Kong	February 24, 2011	100%	Advertising
Phoenix New Media (Hong Kong) Information Technology Company Limited	Hong Kong	April 22, 2014	100%	Investment holding
Fread Limited*	Cayman Island	May 20, 2014	100%	Investment holding
Convergence Investment Co. Ltd.	Cayman Island	July 17, 2015	100%	Investment holding
Fengyu Limited	Cayman Island	November 14, 2017	100%	Investment holding
Indirect subsidiaries:
Fenghuang On-line (Beijing) Information Technology Co., Ltd. (“Fenghuang On-line”)	PRC	December 20, 2005	100%	Technical consulting
Beijing Fenghuang Yutian Software Technology Co., Ltd. (“Fenghuang Yutian”)	PRC	June 15, 2012	100%	Software development
Fenghuang Feiyang (Beijing) New Media Information Technology Co., Ltd. (“Fenghuang Feiyang”)	PRC	October 25, 2013	100%	Advertising
I Game (Hong Kong) Company Limited	Hong Kong	June 10, 2014	100%	Game
Beijing Fenghuang Borui Software Technology Co., Ltd. (“Fenghuang Borui”)	PRC	October 13, 2014	100%	Software development
Qieyiyou (Beijing) Information Technology Co., Ltd. (“Qieyiyou”)	PRC	November 28, 2014	100%	Game
Tianjin Fengying Hongda Culture Communication Co., Ltd. (“Fengying Hongda”)	PRC	March 13, 2017	100%	Advertising
Fengyu (Hong Kong) Information Technology Company Limited	Hong Kong	December 14, 2017	100%	Investment holding
VIEs:
Beijing Tianying Jiuzhou Network Technology Co., Ltd. (“Tianying Jiuzhou”)	PRC	April 18, 2000	100%	Advertising and paid services
Yifeng Lianhe (Beijing) Technology Co., Ltd. (“Yifeng Lianhe”)	PRC	June 16, 2006	100%	Digital entertainment
Beijing Chenhuan Technology Co., Ltd. (“Chenhuan”)	PRC	June 10, 2014	100%	Game
Shanghai Meowpaw Information Technology Co., Ltd. (“Meowpaw”)	PRC	January 14, 2015	75%	Game
Subsidiaries of VIEs:
Beijing Tianying Chuangzhi Advertising Co., Ltd. (“Tianying Chuangzhi”)	PRC	February 8, 2010	100%	Advertising
Beijing Fengyu Network Technology Co., Ltd. (“Fengyu Network”) **	PRC	June 1, 2012	100%	Digital entertainment
Tianjin Fenghuang Mingdao Culture Communication Co., Ltd. (“Fenghuang Mingdao”)	PRC	May 24, 2013	100%	Advertising
Beijing Youjiuzhou Technology Co., Ltd. (“Youjiuzhou”)	PRC	June 10, 2014	100%	Game
Beijing Huanyou Tianxia Technology Co., Ltd. (“Huanyou Tianxia”)	PRC	June 16, 2014	100%	Game
Chengdu Huanyou Tianxia Network Technology Co., Ltd. (“Chengdu Huanyou”)	PRC	January 20, 2015	100%	Game
Shanghai Yixi Network Technology Co., Ltd. (“Yixi Network”)	PRC	March 26, 2015	100%	Software development
Beijing Fenghuang Convergence Investment Co., Ltd. (“Fenghuang Convergence”)	PRC	September 18, 2015	100%	Investment holding
Beijing Fenghuang Yunfu Information Technology Co., Ltd. (“Fenghuang Yunfu “)	PRC	April 12, 2016	100%	Software development
Shanghai Fengyu Shixun Technology Co., Ltd. (“Fengyu Shixun”)	PRC	December 21, 2016	100%	Digital entertainment
Beijing Fengyue Culture Technology Co., Ltd. (“Fengyue Culture”)	PRC	January 19, 2017	100%	Digital entertainment
Beijing Fengge Advertising Co., Ltd. (“Fengge Advertising”)	PRC	March 15, 2017	100%	Advertising
Tianjin Fengman Culture Media Co., Ltd. (“Fengman Culture”)	PRC	March 15, 2017	100%	Digital entertainment
Beijing Fengying Software Technology Co., Ltd. (“Fengying Technology”) ***	PRC	April 20, 2017	100%	Software development
Tianjin Fengxiaoman Culture Media Co., Ltd. (“Fengxiaoman”)	PRC	September 21, 2017	100%	Digital entertainment
Fengge Data (Tianjin) Co., Ltd. (“Fengge Data”)	PRC	October 25, 2017	100%	Digital entertainment
Tianjin Nashi Technology Co., Ltd. (“Nashi Technology”)	PRC	October 25, 2017	100%	Digital entertainment
Mumu Technology (Tianjin) Co., Ltd. (“MumuTechnology”)	PRC	August 15,2017	100%	Software development
Hangzhou Qike Technology Co., Ltd. (“Hangzhou Qike”)	PRC	February 13,2015	100%	Software development
Beijing Yitian Xindong Network Technology Co., Ltd. (“Yitian Xidong”)	PRC	September 05,2008	25.5%	Digital entertainment

* In January 2018, the name of “I Game Limited” was changed to “Fread Limited”.

** In April 2017, the name of “Beijing Fenghuang Interactive Entertainment Network Technology Co., Ltd.” was changed to “Beijing Fengyu Network Technology Co., Ltd.”.

*** In June 2018, the name of “Beijing Fengying Culture Technology Co., Ltd. “was changed to “Beijing Fengying Software Technology Co., Ltd.”.

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

In January 2015, in order to leverage the Group’s brand, content platform and large user base to expand into more entertainment related businesses, the Group established a new subsidiary Meowpaw with share capital of RMB1.0 million. Meowpaw is engaged in creating intellectual properties, related games, books, movies and animations, etc. The Group held 75% of the shares, and the noncontrolling shareholder, who was an individual, held the rest of 25%. Meowpaw’s share capital was not sufficient to support its operations. In addition to the capital injection, as of December 31, 2018, the Group has provided a long-term financing of RMB79.0 million (US$11.5 million) to support its operations. In accordance with ASC 810-10 Variable Interest Entities, Meowpaw is thinly capitalized and consolidated as a variable interest entity. Meowpaw may not pay any dividend to shareholders until the accumulated retained earnings are over RMB35.0 million. As the Group owns 75% equity interest of Meowpaw, it can absorb a majority of Meowpaw’s expected loss, owns the power to direct Meowpaw’s activities and most significantly impacted Meowpaw’s economic performance, therefore, the Group is the primary beneficiary of Meowpaw and consolidated Meowpaw under VIE model.

The Company has the power to direct the activities of all the VIEs, including the VIEs aforementioned in the Contractual Agreements and Meowpaw, and can freely have assets transferred out of all the VIEs without any restrictions. Only the registered capital and PRC statutory reserves of the consolidated VIEs amounted to RMB32.3 million (US$4.7 million) as of December 31, 2018 can be used to solely settle obligations of the VIEs and subsidiaries of the VIEs. As all the VIEs and subsidiaries of the VIEs are incorporated as limited liability companies under the PRC Company Law, the creditors of the VIEs and subsidiaries of the VIEs do not have recourse to the general credit of the Company. The amounts of the consolidated VIEs’ current liabilities without recourse to the Company disclosed on the face of the consolidated balance sheets have excluded the amounts due to inter-company entities.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

1.  Organization and Principal Activities (Continued)

The following tables set forth the summarized assets, liabilities, results of operations and cash flows of the consolidated VIEs (in thousands):

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Current assets	921,891	979,025	142,393
Non-current assets	71,434	530,118	77,102
Total assets	993,325	1,509,143	219,495
Accounts payable	153,094	135,407	19,694
Amounts due to related parties	6,255	11,531	1,677
Amounts due to inter-company entities	461,819	631,392	91,832
Advances from customers	28,433	31,686	4,609
Taxes payable	49,390	48,697	7,083
Salary and welfare payable	38,029	40,949	5,956
Accrued expenses and other current liabilities	51,071	189,228	27,522
Current liabilities	788,091	1,088,890	158,373
Non-current liabilities	20,979	28,796	4,188
Total liabilities	809,070	1,117,686	162,561

	For the Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Revenues	1,140,954	769,943	591,495	86,029
Net loss	(30,641)	(7,760)	(112,146)	(16,311)

	For the Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Net cash provided by/(used in) operating activities	34,079	(3,950)	100,256	14,582
Net cash (used in)/provided by investing activities	(124,610)	65,600	(164,190)	(23,880)
Net cash provided by/(used in) financing activities	2,000	(2,000)	—	—

As of December 31, 2018, the total assets for the consolidated VIEs mainly comprised of cash and cash equivalents, term deposits and short term investments, accounts receivable, prepayments and other current assets, amounts due from related parties and property and equipment. There was no pledge or collateralization of these assets. Unrecognized revenue-producing assets that are held by the VIEs and subsidiaries of the VIEs comprise the Internet Content Provision License, the Online Culture Operating Permit, the Internet Publication License, the Permit for Production and Operation of Radio and TV Programs, the Value-added Telecommunications Business Operating License, trademark, and domain name. Recognized revenue-producing assets that are held by the VIEs and subsidiaries of the VIEs comprise property and equipment and operating rights for licensed games. As of December 31, 2018, the total liabilities for the consolidated VIEs mainly comprised accounts payable, amounts due to related parties, amounts due to inter-company entities, advances from customers, salary and welfare payable, taxes payable, accrued expenses and other current liabilities and non-current liabilities. After netting off the amount of inter-company transactions between the consolidated VIEs and other subsidiaries within the Group, the net fee paid or payable to other subsidiaries of the Group by the consolidated VIEs were RMB54.8 million, RMB13.7 million and RMB31.7 million (US$4.6 million) for the years ended December 31, 2016, 2017 and 2018, respectively. The balances and transactions of the consolidated VIEs were reflected in the Company’s consolidated financial statements with inter-company transactions eliminated.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

1.  Organization and Principal Activities (Continued)

It is possible that the Group’s operation of certain of its operations and businesses through VIEs could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Group’s management considers the possibility of such a finding by PRC regulatory authorities under current law and regulations to be remote, on March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law or the FIL, which will take effect on January 1, 2020, and replace the existing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, or Existing FIE Laws, together with their implementation rules and ancillary regulations. The FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, uncertainties still exist in relation to interpretation and implementation of the FIL, especially in regard to, including, among other things, the nature of variable interest entities contractual arrangements, the promulgation schedule of both the “negative list” under the FIL and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. While FIL does not define contractual arrangements as a form of foreign investment explicitly, the Group cannot assure that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that the Group’s control over its VIEs through contractual arrangements will not be deemed as foreign investment in the future. In the event that any possible implementing regulations of the FIL, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, or if any of its operations through contractual arrangements is classified in the “restricted” or “prohibited” industry in the future “negative list” under the FIL, its contractual arrangements may be deemed as invalid and illegal, and the Group may be required to unwind the variable interest entity contractual arrangements and/or dispose of any affected business. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing contractual arrangements, the Group may face substantial uncertainties as to whether it can complete such actions in a timely manner, or at all. Furthermore, under the FIL, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. In addition, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that the Group may be required to adjust the structure and corporate governance of certain of its PRC subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect its current corporate structure, corporate governance and business operations.

If a finding were made by PRC authorities, under existing law and regulations or under the FIL, that the Group’s operation of certain of its operations and businesses through VIEs, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Group’s income, revoking the business or operating licenses of the affected businesses, requiring the Group to restructure its ownership structure or operations, or requiring the Group to discontinue all or any portion of its operations. Any of these actions could cause significant disruption to the Group’s business operations, and have a severe adverse impact on the Group’s cash flows, financial position and operating performance.

2.  Principal Accounting Policies

(a) Basis of presentation, principles of consolidation, and cost allocations

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

Apart from the above cooperation agreements, Phoenix TV Group also paid certain expenses on behalf of the Group, such as data line usage and other general and administrative expenses, which the Group needed to settle with Phoenix TV Group based on the actual amount, and were recorded in the consolidated statements of comprehensive income/(loss). The Group also earned and recorded advertising revenues from Phoenix TV Group by providing joint advertising campaign solutions together with Phoenix TV Group to Phoenix TV Group’s advertisers or from providing the advertising and promotion services directly to Phoenix TV Group by entering into advertising-for-advertising barter transactions.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(b)  Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates. The Group bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

(c) Business combinations and noncontrolling interests

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 Business Combinations. The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers and liabilities incurred by the Group and equity instruments issued as well as the contingent considerations as of the acquisition date. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable tangible and intangible net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income/(loss). During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive income/(loss).

In a business combination achieved in stages, the Group re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of comprehensive income/(loss).

When there is a change in ownership interests or a change in contractual arrangements that results in a loss of control of a subsidiary, the Group deconsolidates the subsidiary from the date control is lost. Any retained noncontrolling investment in the former subsidiary is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary.

For the Group’s non-wholly owned subsidiaries, a noncontrolling interest is recognized to reflect portion of equity that is not attributable, directly or indirectly, to the Group. When the noncontrolling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Group, the noncontrolling interest is classified as mezzanine equity. Transactions with changes in the Group’s ownership interest while it retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions. Therefore, no gain or loss shall be recognized in the consolidated statements of comprehensive income/(loss). The carrying amount of the noncontrolling interest shall be adjusted to reflect the change in its ownership interest in the subsidiary. Any difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interest is adjusted shall be recognized in equity attributable to the Group. Consolidated net income/(loss) in the consolidated statements of comprehensive income/(loss) includes net income or loss attributable to noncontrolling interests. The cumulative results of operations attributable to noncontrolling interests, along with adjustments for share-based compensation expense arising from outstanding share-based awards relating to the subsidiaries’ shares, are also recorded as noncontrolling interests in the Group’s consolidated balance sheets. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows.

(d) Foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The Company’s operations in the PRC and other regions use their respective currencies as their functional currencies. In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use U.S. dollars or Hong Kong dollars as their functional currency, have been translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”). Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and have been shown as a component of other comprehensive loss or income in the consolidated statements of shareholders’ equity and the consolidated statements of comprehensive income/(loss).

Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies on the balance sheet date are remeasured at the applicable rates of exchange in effect on that date. Foreign currency exchange gain or loss resulting from the settlement of such transactions and from remeasurement at period-end is recognized in foreign currency exchange gain or loss in the consolidated statements of comprehensive income/(loss).

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(e) Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.8755 on December 31, 2018 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f) Fair value of financial instruments

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

Level 1— Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2— Include other inputs that are directly or indirectly observable in the marketplace

Level 3— Unobservable inputs which are supported by little or no market activity

U.S. GAAP describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset. In some circumstances, a combined approach of the aforementioned three approaches may be used to measure the fair values.

The Group’s financial instruments include cash equivalents, term deposits, short term investments, restricted cash, accounts receivable, amounts due from related parties, prepayments and other current assets, financial assets — contingent returnable consideration, convertible loans due from a related party, available-for-sale debt investments, equity investments without readily determinable fair values, accounts payable, amounts due to related parties, salary and welfare payable, accrued expense, short-term bank loans and other current liabilities and other non-current assets. Refer to Note 20 for details.

(g) Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted to withdrawal or use, and which have original maturities of three months or less.

(h) Term deposits, short term investments

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

In accordance with ASC 825, for investments in financial instruments with a variable interest rate indexed to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Fair value is estimated based on quoted prices of similar products provided by banks at the end of each period. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. Please see Note 20 for additional information.

(i) Restricted cash

Restricted cash represents deposits placed as guarantee of banking facility which are restricted to withdrawal or usage.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(j) Accounts receivable, net

Accounts receivable is the Group’s right to consideration that is unconditional, and the right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. The carrying value of accounts receivable is reduced by an allowance that reflects the Group’s best estimate of the amounts that will not be collected. Many factors are considered in estimating the general allowance, including but not limited to reviewing accounts receivable balances, historical bad debt rates, aging analysis, customer credit worthiness and industry trend analysis. The Group also makes the specific allowance if there is evidence showing that the receivable is unlikely to be collected. Accounts receivable balances are written off against the allowance when they are determined to be uncollectible. All accounts receivable balances are presented as accounts receivables, net in the consolidated balance sheets. Refer to Note 5 for details.

(k) Convertible loans due from a related party

Convertible loans due from a related party represent short-term loans advanced to a related party of which the Group may at its option to convert all or a portion into preferred shares. The Group has determined that the convertible loans are not within the scope ASC 320 Investment — debt and equity securities and therefore are accounted for under ASC 310 Receivables. The conversion features were considered as embedded derivatives that do not meet the criteria to be bifurcated under ASC 815-15-25-1 and were accounted for in a similar method as for the short-term loans advanced to a related party. The Group accounts for the convertible loans due from a related party at an amortized cost basis after deduction of any other-than-temporary impairment loss and reviews for impairment on a regular basis.

(l) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated over the following estimated useful lives on a straight-line basis:

Estimated Useful Lives
Computers	3 years
Equipment, furniture and motor vehicles	5 years
Leasehold improvements	Lesser of lease terms or the estimated useful lives of the assets

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive income/(loss).

(m) Intangible assets, net

Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets mainly consist of computer software purchased from unrelated third parties, operating rights for licensed games, licensed copyrights of reading content, user base, and trademark and domain names. Intangible assets are stated at cost less impairment and accumulated amortization, which is computed using the straight-line method over the estimated useful lives of the assets. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Estimated Useful Lives
Computer software	5 years
Trademark and domain names	10 years
Licensed copyrights of reading content	Lesser of the licensed period or 5 years
User base	0.8 years
Licensed games	Estimated life cycle

The Group amortizes the licensed copyrights in “cost of revenues” on a straight-line basis. If expectations of the usefulness of a reading content are revised downward, the unamortized cost is written down to the estimated net realizable value. A write-down from unamortized cost to a lower estimated net realizable value establishes a new cost basis.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(n) Available-for-sale debt investments

In accordance with ASC 320 Investments-Debt and Equity Securities, the Group classifies the investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”. The securities that the Group has positive intent and ability to hold to maturity are classified as held-to-maturity securities. The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Investments that have readily determinable fair values not classified as trading or as held-to-maturity are classified as available-for-sale debt investments. Available-for-sale debt investments are reported at fair value, which is estimated by management after considering an independent appraisal performed by a reputable appraisal firm, with unrealized gains and losses, if any, recorded in the accumulated other comprehensive loss or income in shareholder’s equity. The tax effects of the unrealized gains and losses of the available-for-sale debt investments should be recorded net against the pre-tax changes in other comprehensive income. An impairment loss on the available-for-sale debt investments would be recognized in the consolidated statements of comprehensive income/(loss) when the decline in value is determined to be other-than-temporary. Investments with maturities of greater than 12 months are recorded in non-current assets.

(o) Equity investments

Investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323 Investments-Equity Method and Joint Ventures. The Group adjusts the carrying amount of equity method investment for its share of the income or losses of the investee and reports the recognized income or losses in the consolidated statements of comprehensive income/(loss). The Group’s share of the income or losses of an investee are based on the shares of common stock and in-substance common stock held by the Group.

The Group adopted ASU 2016-1 Recognition and Measurement of Financial Assets and Financial Liabilities, beginning from January 1, 2018, and the cumulative effect of initially applying the guidance to the financial statements of prior periods at January 1, 2018 was not material. Prior to adopting ASU 2016-1, the Group accounted as cost method investments for its investments in investees that do not have readily determinable fair value and over which the Group does not have significant influence, in accordance with ASC 325-20, Investments-Other: Cost Method Investments. After the adoption of ASU 2016-1, the Group measures equity investments, other than those accounted for under the equity method, at fair value through net income/(loss). For investments in equity securities lacking of readily determinable fair values, the Group has elected to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

An impairment loss on the equity investments is recognized in the consolidated statements of comprehensive income/(loss) when the decline in value is determined to be other-than-temporary.

(p) Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Group first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed.

In performing the two-step quantitative impairment test, the first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit.

(q) Impairment of long-lived assets

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(r) Adoption of ASC 606 Revenue from Contracts with Customers

Beginning from January 1, 2018, the Group was required to adopt and adopted a new accounting standard of ASC 606 Revenue from Contracts with Customers. The main impact of applying the new accounting standard on the Group’s financial results by applying the modified retrospective method mainly include, (1) the reclassification of sales taxes and related surcharges from cost of revenues to a reduction of revenues, and (2) revenues and expenses from some advertising barter transactions will be recognized beginning from January 1, 2018 in accordance with the new guidance, as the provision of ASC 605 exempting some advertising-for-advertising barter transactions, for which the fair value of the advertising services surrendered or received was not determinable, from being reported at fair value has been superseded. The sales taxes and related surcharges were RMB123.0 million (US$17.9 million) for the year ended December 31, 2018, which were excluded from cost of revenues and recorded as a reduction item of revenues. Total revenues from advertising-for-advertising barter transactions of RMB4.7 million (US$0.7 million) and total costs and expenses from advertising-for-advertising barter transactions of RMB4.8 million (US$0.7 million) were recognized in the year ended December 31, 2018. By applying the modified retrospective method under ASC 606, the financial statements of prior periods are not retrospectively adjusted and the cumulative effect of initially applying the guidance at January 1, 2018, which was recorded as an adjustment to the balance of retained earnings and advance from customers as of January 1, 2018, was not material. Accordingly, the financial data presented in the Group’s financial statements for the year ended December 31, 2018 were in accordance with ASC 606 while all financial data presented for the years ended December 31, 2016 and 2017 were in accordance with ASC 605 Revenue Recognition.

Impact of applying ASC 606 on the Company’s financial results for the year ended December 31, 2018 as compared to ASC 605 was as follows (in thousands):

	For the Year Ended December 31, 2018
		Adjustments
	ASC 605	Sales Taxes And Related Surcharges	Barter Transactions	Contract Fulfillment Costs	ASC 606
	RMB	RMB	RMB	RMB	RMB
Revenues	1,495,691	(122,962)	4,650	—	1,377,379
Net advertising revenues	1,306,930	(113,309)	4,650	—	1,198,271
Paid services revenues	188,761	(9,653)	—	—	179,108
Cost of revenues	(719,213)	122,962	(454)	157	(596,548)
Gross profit	776,478	—	4,196	157	780,831
Operating expenses	(900,536)	—	(4,317)	—	(904,853)
Sales and marketing expenses	(533,245)	—	(4,317)	—	(537,562)
Loss from operations	(124,058)	—	(121)	157	(124,022)

The adoption of ASC 606 did not change the Group’s consolidated balance sheets, consolidated statements of cash flows, or consolidated statements of shareholders’ equity as of or for the year ended, December 31, 2018.

The following table presents the Group’s revenues disaggregated by products and services (in thousands):

	For the Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Net advertising revenues	1,232,210	1,353,480	1,198,271	174,281
Paid services revenues	212,697	221,612	179,108	26,050
Revenues from digital entertainment	158,752	180,030	132,319	19,245
Revenues from games and others	53,945	41,582	46,789	6,805
Total	1,444,907	1,575,092	1,377,379	200,331

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Contract asset represents the Group’s right to consideration in exchange for goods or services that it has transferred to a customer when that right is conditioned on something other than the passage of time (for example, the entity’s future performance). Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment. Contract assets as of December 31, 2018 were not material.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(r) Adoption of ASC 606 Revenue from Contracts with Customers (continued)

If a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional (that is, a receivable), before the Group transfers a good or service to the customer, the Group shall present the contract as a contract liability when the payment is made or the payment is due (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which it has received consideration (or an amount of consideration is due) from the customer. Receipts in advance and deferred revenue relate to unsatisfied performance obligations at the end of the period and primarily consist of fees received from advertisers. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. Contract liability is presented as advances from customers in the balance sheet. Revenue recognized for the year ended December 31, 2018 that was included in the contract liability balance at the beginning of the period was RMB47.7 million (US$6.9 million).

The assets recognized for costs incurred to fulfill contracts shall be amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the asset relates. As of December 31, 2018, the costs incurred to fulfill contracts recognized as assets were RMB0.2 million (US$0.02 million).

Practical expedients

The Group has used the following practical expedients as allowed under ASC 606:

i.                      The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, has not been disclosed as substantially all of the Group’s contracts have duration of one year or less.

ii.                   Payment terms and conditions vary by contract type, although terms generally include a requirement of prepayment or payment within one year or less. In instances where the timing of revenue recognition differs from the timing of invoicing, the Group has determined that its contracts generally do not include a significant financing component.

iii.                The Group generally expenses sales commissions when incurred because the amortization period would be one year or less. These costs are recorded within sales and marketing expenses.

(s) Revenue recognition

According to ASC 606, revenue is recognized when control of the promised services is transferred to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services. The recognition of revenues involves certain management judgments, including the estimation of the fair value of the noncash transaction, estimated lives of virtual items purchased by game players, and volume sales rebates. The Group does not believe that significant management judgments are involved in revenue recognition, but the amount and timing of the Group’s revenues could be different for any period if management made different judgments or utilized different estimates.

The Group adopts the five-step model for recognizing revenue from contracts with customers:

Step 1: Identify the contract(s) with a customer,

Step 2: Identify the performance obligations in the contract,

Step 3: Determine the transaction price,

Step 4: Allocate the transaction price to the performance obligations in the contract,

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

(i)                  Net advertising revenues

Advertising revenues are derived principally from advertising contracts with customers where the advertisers pay to place their advertisements on the Group’s ifeng.com, mobile Internet website i.ifeng.com and its mobile applications in different formats over a particular period of time. Such formats generally include but are not limited to banners, news feed, text-links, videos, logos, buttons and rich media. The Group’s performance obligations are to place the customers’ advertisements on different spots, in different formats and at different times.

The Group’s contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenues to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices of each distinct performance obligation based on the prices charged to customers when sold on a standalone basis. Where standalone selling price is not directly observable, the Group generally estimates selling prices based on the publicly published advertising rate card, times the relevant discount rates, taking into considerations of the historical trend, the pricing of advertising areas sold with similar popularities, advertisements with similar formats and quoted prices from competitors, and other relevant market conditions.

The Group recognizes revenue on the satisfied performance obligations and defers the recognition of revenue for the estimated value of the undelivered elements until the remaining performance obligations have been satisfied. When all of the elements within an arrangement are delivered uniformly over the agreement period, the revenues are recognized on a straight-line basis over the contract period.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(s) Revenue recognition (continued)

(i)             Net advertising revenues (continued)

Currently the advertising business has three main types of pricing models, consisting of the Cost Per Day (“CPD”) model, the Cost Per Impression (“CPM”) model, and the Cost Per Click (“CPC”) model.

CPD model

Under the CPD model, a contract is signed to establish a fixed price for the advertising services to be provided over a period of time. Given the advertisers benefit from the displayed advertising evenly, the Group recognizes revenue on a straight-line basis over the period of display, provided all revenue recognition criteria have been met.

CPM model

Under the CPM model, the unit price for each qualifying display is fixed and stated in the contract with the advertiser. A qualifying display is defined as the appearance of an advertisement, where the advertisement meets criteria specified in the contract. Given that the fees are priced consistently throughout the contract and the unit prices are consistent with the Group’s pricing practices with similar customers, the Group recognizes revenue based on the fixed unit prices and the number of qualifying displays upon occurrence of display, provided and all revenue recognition criteria have been met.

CPC model

Under the CPC model, there is no fixed price for advertising services stated in the contract with the advertiser and the unit price for each click is auction-based. The Group charges advertisers on a per-click basis, when the users click on the advertisements. Given that the fees are priced consistently throughout the contract and the unit prices are consistent with the Group’s pricing practices with similar customers, the Group recognizes revenue based on qualifying clicks and the unit price upon the occurrence of a click, provided all revenue recognition criteria have been met.

Agency service fees to third-party advertising agencies

Certain customers may receive sales rebates, which are accounted for as variable consideration. The Group estimates annual expected revenue volume of each individual agent with reference to their historical results. The sales rebate will reduce revenues recognized. The Group recognizes revenue for the amount of fees it receives from its advertisers, after deducting sales rebates and net of value-added tax (“VAT”) and related surcharges. The Group believes that there will not be significant changes to its estimates of variable consideration.

The Group has estimated and recorded RMB169.6 million, RMB223.3 million and RMB215.2 million (US$31.3 million) in agency service fees to third-party advertising agencies for the years ended December 31, 2016, 2017 and 2018, respectively.

Noncash transactions

The Group enters into contracts with certain customers involving consideration in a form other than cash. The noncash consideration (or promise of noncash consideration) shall be measured at fair value. If the Group cannot reasonably estimate the fair value of the noncash consideration, it shall measure the consideration indirectly by reference to the standalone selling price of the goods or services promised to the customer (or class of customer) in exchange for the consideration. The Group recognized revenue from noncash transactions involving exchanging advertising services for advertisement, content, technical, application pre-installation services and others amounted to RMB2.8 million, RMB4.4 million and RMB17.8 million (US$2.6 million) for the years ended December 31, 2016, 2017 and 2018, respectively, of which RMB4.7 million (US$0.7 million) representing revenue from advertising-for-advertising barter transactions for the year ended December 31, 2018.

(ii)             Paid services revenues

Paid services revenues comprise of (i) revenues from digital entertainment, which includes digital reading and MVAS, and (ii) revenues from games and others, which includes web-based games, mobile games, content sales, and other online and mobile paid services through the Group’s own platforms.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(s) Revenue recognition (continued)

(ii)             Paid services revenues (continued)

Digital entertainment

Digital entertainment revenues mainly comprised of revenues generated from digital reading and MVAS.

Digital reading

Digital reading revenues are derived from providing fee-based internet literatures from writers and digital format books licensed from third-party publishers to customers on both of the Group’s PC and mobile platforms, and on third-party platforms. Most revenues generated from digital reading are recorded on a gross basis and recognized evenly over the subscription period, or in the period in which a pay-per-view service is provided, as the Group is responsible for providing the desired services to the customers and has primary responsibility and broad discretion to establish price, therefore the Group is considered the primary obligor in these transactions. Digital reading revenues generated from third-party platforms are recorded on a net basis.

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

The Group generates revenues from licensing video or text contents to third parties. For such content sales transactions, the Group earns up-front fixed- amount license fees or revenue sharing fees based on pre-agreed percentage. The Group views the third parties as customers and recognizes revenues on a net basis during the licensing periods.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(t) Sales taxes and related surcharges and other surcharges

The Group is subject to value-added tax (“VAT”) and related surcharges on the revenues earned for services provided in the PRC. The primary applicable rate of VAT is 6.0% for the years ended December 31, 2016, 2017 and 2018. The Group is also subject to a cultural development fee on the provision of advertising services in the PRC and the applicable tax rate is 3% of the net advertising revenues. The VAT and the cultural development fee were included in the cost of revenues under ASC 605 for the years ended December 31, 2016 and 2017, and have been recorded as a reduction item of revenues under ASC 606 since January 1, 2018.

Other surcharges mainly comprised of urban maintenance and construction tax and education surcharges. The urban maintenance and construction tax are charged at 7%, 5% or 1% of the amount of VAT actually paid depending on where the taxpayer is located. Education surcharges are charged at 3% of the amount of VAT actually paid and local education surcharges are charged at 2% or 1% of the amount of VAT actually paid depending on where the taxpayer is located. The urban maintenance and construction tax, education surcharges and local education surcharges are recorded in the cost of revenues in the consolidated statements of comprehensive income/(loss).

The sales taxes and related surcharges and other surcharges for the years ended December 31, 2016, 2017 and 2018 were RMB119.8 million, RMB133.2 million and RMB127.6 million (US$18.6 million), respectively.

(u) Cost of revenues

The Group’s cost of revenues consists primarily of (i) revenue sharing fees, including service fees retained by mobile telecommunications operators, which are recognized as cost of revenues for revenues recorded on gross basis and revenue sharing fees paid to the Group’s channel and content partners, (ii) content and operational costs, including personnel-related cost associated with content production and certain advertisement sales support personnel, content procurement costs to third-party professional media companies and to Phoenix TV Group, direct costs related to in-house content production, channel testing costs, rental cost, depreciation and amortization, the urban maintenance and construction tax, education surcharges and local education surcharges, and other miscellaneous costs, and (iii) bandwidth costs.

(v) Sales and marketing expenses

Sales and marketing expenses comprise primarily of: (i) personnel-related expenses including sales commissions related to the sales and marketing personnel; (ii) advertising and promotion expenses including traffic acquisition expenses; and (iii) rental expense, depreciation and amortization expenses. The Group expenses advertising costs as incurred. Total advertising and promotion expenses including traffic acquisition expenses were RMB160.1 million, RMB329.7 million and RMB376.7 million (US$54.8 million), for the years ended December 31, 2016, 2017 and 2018, respectively. Total advertising and promotion expenses from advertising-for-advertising barter transactions of RMB4.3 million (US$0.6 million) were recognized in the year ended December 31, 2018.

(w) Technology and product development expenses

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

(x) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease. Certain lease agreements contain rent holidays, which are recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease terms.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(y) Share-based compensation

The Group has incentive plans for the granting of share-based awards, including share options, restricted shares and restricted share units. The Group measures the cost of employee services received in exchange for share-based compensation at the grant date fair value of the award. The Group recognizes the share-based compensation as costs or expenses in the consolidated statements of comprehensive income/(loss), net of estimated forfeitures, on a graded-vesting basis over the vesting term of the awards.

The Group recognizes compensation cost for awards with performance conditions if and when the Group concludes that it is probable that the performance condition will be achieved and should reassess the probability of vesting at each reporting period for awards with performance conditions and adjust compensation cost based on its probability assessment. The Group recognizes a cumulative catch-up adjustment for changes in its probability assessment in subsequent reporting periods.

The share-based awards to nonemployees are accounted for based on the fair value of the consideration received or the fair value of the award issued, whichever is more reliably measurable. Share-based compensation expense for share options granted to non-employees is measured at fair value at the earlier of the performance commitment date or the date service is completed and recognized over the period during which the service is provided. The Group applies the guidance in ASC 505-50 to re-measure share options granted to non-employees based on the then-current fair value at each reporting date until the service has been provided and the performance targets have been met.

Cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the cancelled award (“modification awards”). The compensation costs associated with the modification awards are recognized if either the original vesting condition or the new vesting condition has been achieved. Such compensation costs cannot be less than the grant-date fair value of the original award. The incremental compensation cost is measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date. Therefore, in relation to the modification awards, the Group recognizes share-based compensation over the vesting periods of the new awards, which comprises (i) the amortization of the incremental portion of share-based compensation over the remaining vesting term and (ii) any unrecognized compensation cost of original award, using either the original term or the new term, whichever is higher for each reporting period.

The Group adopts the Black-Scholes option pricing model to determine the fair value of share options, and determines the fair value of restricted share and restricted share units based on the fair value of the underlying ordinary shares at the grant date considering the dilutive effect of restricted share and restricted share units.

Forfeiture rates are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. The Group uses historical data to estimate pre-vesting option and restricted share unit forfeitures and record share-based compensation only for those awards that are expected to vest. Refer to Note 18 for further information regarding share-based compensation assumptions and expenses.

(z) Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive income/(loss) in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended December 31, 2016, 2017 and 2018. Refer to Note 16 for details of the Group’s tax positions.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(aa) Employee social security and welfare benefits

The Company’s subsidiaries and consolidated VIEs in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Company’s subsidiaries and consolidated VIEs in the PRC to pay the local labor and social welfare authorities monthly contributions at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Company’s subsidiaries and consolidated VIEs in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as cost and expenses in the consolidated statements of comprehensive income/(loss) were RMB72.6 million, RMB79.4 million and RMB84.3 million (US$12.3 million) for the years ended December 31, 2016, 2017 and 2018, respectively.

(ab) Other income — Others, net

Other income —Others, net mainly represent government subsidies which primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions. Such income has been recognized when the grants are received and no further conditions need to be met.

(ac) Statutory reserves

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

General reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in the registered capital of the respective company. The Group has made appropriations of RMB7.6 million, RMB3.3 million and RMB6.4 million (US$0.9 million) to these funds for the years ended December 31, 2016, 2017 and 2018, respectively.

(ad) Related parties

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

(ae) Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2016, 2017 and 2018, respectively. The Group does not have any present plan to pay dividends in the foreseeable future. The Group currently intends to retain the available funds and future earnings to operate and expand its business.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(af) Net income/(loss) per share

The Group computes net income/(loss) per Class A and Class B ordinary share in accordance with ASC 260-10 Earnings Per Share: Overall, using the two class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses.

The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting. As the liquidation and dividend rights are identical, the net incomes are allocated on a proportionate basis.

Basic net income/(loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and contingently issuable shares outstanding during the period except that it does not include unvested restricted shares or repurchased ordinary shares subject to cancellation.

Diluted net income/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders, as adjusted for the effect of dilutive potential ordinary shares, if any, by the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares during the period. Potential ordinary shares are excluded in the denominator of the diluted net income/(loss) per share calculation if their effects would be anti-dilutive.

(ag) Comprehensive income

Comprehensive income is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income is reported in the consolidated statements of comprehensive income/(loss). Accumulated other comprehensive loss or income, as presented on the Group’s consolidated balance sheets, includes the foreign currency translation adjustment and fair value remeasurement for available-for-sale debt investments. The tax effects of pre-tax changes to other comprehensive income should be recorded net against the pre-tax changes in other comprehensive income.

(ah) Segment reporting

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

(ai) Recent accounting pronouncements

Leases. On February 25, 2016, the FASB issued ASU 2016-02 Leases, which requires an entity to recognize both assets and liabilities arising from finance and operating leases, along with additional qualitative and quantitative disclosures. ASU 2016-02 requires a lessee to recognize a liability in its balance sheet to make lease payments (a “lease liability”) and a right-of-use asset representing its right to use the underlying asset for the lease term. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest comparative period presented, or at the beginning of the period of adoption. ASU 2016-02 is required to be adopted at the beginning of the first quarter of fiscal year 2019. The Group expects to record a right-of-use asset of approximately RMB99.5 million (US$14.5 million) and a lease liability of approximately RMB99.5 million (US$14.5 million) upon the adoption of ASU 2016-02 on January 1, 2019, primarily related to the Group’s leased office space. The Group will use a modified retrospective approach and will not restate prior periods. The Group expects to implement new accounting policies as well as to elect certain practical expedients available to it under ASU 2016-02, including those related to capitalization thresholds and leases with terms of less than 12 months.

Financial Instruments-Credit Losses. In June 2016, the FASB issued ASU 2016-13 Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Group does not expect to adopt ASU 2016-13 early and is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(aj) Recent accounting pronouncements (continued)

Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. Consistent with the accounting requirement for employee share-based payment awards, nonemployee share-based payment awards within the scope of Topic 718 are measured at grant-date fair value of the equity instruments that an entity is obligated to issue when the good has been delivered or the service has been rendered and any other conditions necessary to earn the right to benefit from the instruments have been satisfied. This guidance is effective beginning after December 15, 2018, including interim periods within that fiscal year. Early application will be permitted, but no earlier than an entity’s adoption date of Topic 606. The Group is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments of ASU 2018-13 test the concepts in the proposed Concepts Statement and improve the effectiveness of disclosure requirements on fair value measurement by using those concepts. This guidance is effective beginning after December 15, 2019, including interim periods within that fiscal year. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted upon issuance of this Update. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this Update and delay adoption of the additional disclosures until their effective date. The Group is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. Current GAAP provides a private company with an accounting alternative not to apply VIE guidance to leasing arrangements with entities under common control if certain criteria are met. The amendments expand the accounting alternative to include all private company common control arrangements if the common control parent and the legal entity being evaluated for consolidation are not public business entities. The amendments for determining whether a decision-making fee is a variable interest require reporting entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety (as currently required in GAAP). This guidance is effective beginning after December 15, 2019, including interim periods within that fiscal year. All entities are required to apply the amendments retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. Early adoption is permitted. The Group is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

Simplifying the Test for Goodwill Impairment. In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group does not expect to adopt ASU 2017-04 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

3.  Certain Risks and Concentration

(a) Major customers

A significant portion of the Group’s MVAS is generated through and from China Mobile (“CMCC”), which is also a related party as CMCC is a shareholder of Phoenix TV. CMCC is a major mobile network operator in the PRC. It provides billing, collection and transmission services related to the paid services offered by most of the wireless service and content providers in the PRC. The revenues generated through and from CMCC for the years ended December 31, 2016, 2017 and 2018 were RMB154.6 million, RMB172.2 million and RMB113.9 million (US$16.6 million), respectively, which accounted for 10.7%, 10.9% and 8.3% of the respective years’ total revenues.

The amounts due from CMCC as of December 31, 2017 and 2018 were RMB63.2 million and RMB59.9 million (US$8.7 million), respectively, which is included on the consolidated balance sheets as “Amounts due from related parties”. Except for CMCC, there is no other customer with revenues or receivables over 10% of total revenues or total accounts receivable, net and due from related parties, respectively.

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

The Group has no significant concentrations of credit risk with respect to its customers, related parties and other parties, except for CMCC as discussed above. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions.

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

In addition, the Group is required to obtain certain licenses to operate the Internet information services. As of the date of the annual report, the Group is in the process of applying for licenses for the certain operations of the businesses, including an Internet audio-visual program transmission license and an Internet news license. In 2018, approximately 89.1% of the Group’s total revenues were derived from business related to the above licenses. Without these licenses, the PRC government may order the Group to cease its services, which may cause significant disruption to the Group’s business operations.

Recently, regulatory authorities in China have increased their supervision of content platforms similar to the Group’s websites and mobile applications. In addition to the contents that are considered to be violating PRC laws and regulations, such oversight tends to pay more attention to content that is or may be deemed misleading, obscene, pornographic, detrimental, and/or contradicting to social values and moral prevailing in China. The Group may face regulatory inquiries and oral warnings made by relevant regulatory authorities from time to time. The Group may also be required to limit or even suspend its services due to regulatory requirements or sanctions. Any of these events could severely impair the attractiveness of the Group’s applications and websites to users, reduce its user traffic and affect its revenue, and its business, financial condition and results of operation may be materially adversely affected.

(e) Investments risk

The Group has made and may undertake in the future investments in subsidiaries, affiliates and other business alliance partners in various Internet-related businesses. It is uncertain whether the Group will receive the expected benefits from these investments, due to any adverse regulatory changes, worsening of economic conditions, increased competition or other factors that may negatively affect the related business activities. Some of the businesses the Group has invested in are subject to intensive regulation. Any adverse regulatory change may have a material adverse impact on the business and financial performance of the subsidiaries, affiliates and other business alliance partners. Furthermore, unanticipated costs and liabilities may be incurred in connection with those business strategies, including liabilities from the claims related to the businesses prior to the business alliances, and cost from actions by regulatory authorities.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

4.  Acquisition

In December 2018, the Group entered into an agreement with Telling Telecommunication Co., Ltd. (“Telling Telecom”), the sole shareholder of Yitian Xindong, to acquire 25.5% equity interest in Yitian Xindong for an aggregate purchase consideration of RMB144.1 million (US$21.0 million), subject to certain price adjustment mechanisms based on Yitian Xindong’s operating and financial performance in 2019 and 2020 (the “Acquisition”). If any of Yitian Xindong’s operating or financial performance targets in either 2019 or 2020 is not met, Telling Telecom will return part of the purchase consideration to the Group, which resulted in the recognition of a financial assets derived from the contingent returnable consideration. Yitian Xindong owns the Tadu APPs, which include but are not limited to Tadu Literature Application (“塔读文学”), Country Novel Application (“乡村小说”) and Peach Novel Application (“蜜桃小说”). Tadu APPs have more than one million daily active users.

Concurrently, Telling Telecom also transferred another 25.5% equity interest in Yitian Xindong to Shenzhen Bingruixin Technology Co., Ltd. (“Bingruixin”), a third party, Bingruixin has granted an option that will allow the Group to acquire the 25.5% equity interest from Bingruixin for RMB144.1 million (US$21.0 million) before March 15, 2019, subject to certain price adjustment mechanisms based on Yitian Xindong’s operating and financial performance in 2019 and 2020 (the “Call Option”). Concurrent with the Acquisition, Bingruixin agreed to entrust voting rights with respect to the 25.5% equity interest in Yitian Xindong to the Group (the “Voting Rights Entrustment”) from December 28, 2018 to March 15, 2019. Because of the Voting Rights Entrustment, the Group concluded that it would gain control over Yitian Xindong and would consolidate Yitian Xindong upon completion of the Acquisition. However, if the Group explicitly renounces the Call Option or does not exercise the Call Option before March 15, 2019, both the Call Option and the Voting Rights Entrustment will automatically expire.

On December 28, 2018, the Group completed the Acquisition and consolidated Yitian Xindong thereafter. Therefore, the Group had consolidated the balance sheet of Yitian Xindong as of December 31, 2018 and the operating results of Yitian Xindong for the 3-day period from December 29, 2018 to December 31, 2018, and recognized a noncontrolling interest for the 74.5% equity interest of Yitian Xindong owned by other shareholders.

The allocation of the purchase price as of the date of acquisition is summarized as follows (in thousands):

	Amount RMB	Amortization Period
Purchase consideration	144,100
Net assets acquired, excluding intangible assets and the related deferred tax (1)	21,803
Deferred tax assets	8,576
Less: valuation allowance	(8,576)
Amortizable intangible assets
—User base	5,100	0.8 year
—Trademark and domain name	38,300	10 years
—Licensed copyrights of reading content	49,200	Not exceeding 3 years, with a weighted-average amortization period of 2.34 years
Goodwill (2)	338,288
Financial assets — contingent returnable consideration (3)	18,211
Deferred tax liabilities (4)	(7,390)
Noncontrolling interests	(319,412)
Total	144,100

Note:

(1)         Net assets acquired included cash and cash equivalents with an amount of RMB10.9 million (US$1.6 million).

(2)         Goodwill arising from this acquisition was attributable to the synergies between Yitian Xindong and the Group’s multiple business streams, including digital reading, advertising and other events. The goodwill recognized was not expected to be deductible for income tax purpose.

(3)         The financial assets represented the fair value of the Group’s right to receive the contingent returnable consideration, subject to certain price adjustment mechanisms based on Yitian Xindong’s operating and financial performance in 2019 and 2020.

(4)         Deferred tax liabilities represented the tax effect of the amortizable intangible assets from the Acquisition.

As of December 31, 2018, the Group has paid RMB73.0 million (US$10.6 million) in cash for the Acquisition and the remaining consideration of RMB71.1 million (US$10.4 million) will be paid within six months after the Acquisition. The Group has also received deposits of RMB14.2 million (US$2.1 million) from Telling Telecom for the price adjustment mechanisms mentioned above. See Note 13.

Neither the results of operations since the acquisition dates nor the pro forma results of operations of Yitian Xingdong were presented because the effects of the business combination were not significant to the Company’s consolidated results of operations.

On March 1, 2019, the Group exercised the Call Option. See Note 25.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

5.  Accounts Receivable, Net

The following table sets out the balance of accounts receivable as of December 31, 2017 and 2018 (in thousands):

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Accounts receivable, gross	524,198	562,797	81,855
Allowance for doubtful accounts	(65,454)	(78,684)	(11,444)
Accounts receivable, net	458,744	484,113	70,411

The following table presents the movement of the allowance for doubtful accounts (in thousands):

	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Balance as of January 1,	58,846	91,348	65,454	9,520
Additional provision/(reversal) charged to bad debt expenses, net	47,762	(9,137)	22,473	3,269
Write-off of bad debt provision	(15,260)	(16,757)	(9,243)	(1,345)
Balance as of December 31,	91,348	65,454	78,684	11,444

The reversal of RMB9.1 million bad debt expenses in 2017 were mainly caused by the collection of previously fully-reserved receivables of RMB25.4 million, and partially offset by the addition of new bad debt provision of RMB16.3 million.

6.  Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets (in thousands):

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Prepaid rental and deposits	3,339	2,799	407
Prepayments to suppliers and other business related expenses	47,355	60,548	8,806
Receivables related to exercise of employee options	4,405	4,101	596
Costs to fulfill contracts with customers	—	157	23
Financial assets — contingent returnable consideration (Note 4)	—	18,211	2,649
Others	2,359	3,147	457
Total	57,458	88,963	12,938

Prepayments to suppliers and other business related expenses mainly consist of business related staff advances, in-house produced content costs and the Group’s prepaid content licenses fee to third-party content suppliers for the rights to access and present on the Group’s website the content produced by these suppliers during a certain period. These content licenses generally have a license period of one to three years, and are amortized over the license period on a straight-line basis. The portion of the prepaid content license costs that relates to the license period for more than 12 months from the balance sheet date is classified as other non-current assets.

7.  Property and Equipment, Net

The following is a summary of property and equipment, net (in thousands):

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Computers, equipment and furniture	173,536	199,591	29,029
Motor vehicles	5,618	5,971	868
Leasehold improvements	38,767	38,821	5,646
Total	217,921	244,383	35,543
Less: accumulated depreciation	(153,467)	(148,752)	(21,634)
Net book value	64,454	95,631	13,909

Depreciation expenses for the years ended December 31, 2016, 2017 and 2018 were RMB37.2 million, RMB32.2 million and RMB29.4 million (US$4.3 million), respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

8.  Intangible Assets, Net

The following table summarizes the Group’s intangible assets, net (in thousands):

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Computer software	22,764	23,233	3,379
Licensed games	7,956	7,899	1,149
User base	—	5,100	742
Licensed copyrights of reading content	—	49,200	7,156
Trademark and domain names	54	38,354	5,578
Total	30,774	123,786	18,004
Less: accumulated amortization	(21,759)	(24,035)	(3,496)
impairment	(2,303)	(2,303)	(335)
Net book value	6,712	97,448	14,173

Amortization expenses for the years ended December 31, 2016, 2017 and 2018 were RMB4.8 million, RMB3.4 million and RMB3.1 million (US$0.4 million), respectively. Based on the current amount of intangible assets subject to amortization, the estimated amortization expenses for each of the following five years are as follows: 2019: RMB30.2 million, 2020: RMB19.8 million, 2021: RMB13.4 million, 2022: RMB9.4 million and 2023: RMB5.4 million.

9.  Available-for-sale Debt Investments

As of December 31, 2015, the Company held Series B and Series C convertible redeemable preferred shares of Particle Inc. (“Particle”), which had been accounted for as available-for-sale debt investments, representing approximately 46.95% equity interest of Particle on an as-if converted basis.

In August 2016, Particle completed Series D financing activity with an affiliate company of Guangdong OPPO Mobile Telecommunications Ltd. (“OPPO”), a leading manufacturer of smartphones and other electronic products in the PRC by issuing Series D convertible redeemable preferred shares to OPPO. The Company did not participate in the Series D financing activity and its equity interest of Particle was partly diluted.

In December 2016, the Company invested into Series D1 convertible redeemable preferred shares of Particle through converting convertible loans due from Particle (see Note 11) with an aggregate amount of US$20.7 million (RMB143.8 million).

In June 2017, Particle completed part of Series E financing activity with certain investors by issuing Series E convertible redeemable preferred shares and warrants. In April 2018, Particle completed Series E financing activity with all investors by issuing Series E convertible redeemable preferred shares and warrants. In August 2018, Long De Cheng Zhang Culture Communication (Tianjin) Co., Ltd. (“Long De”), one Series E investor of Particle, acquired the Company’s rights under the August 2016 Loan (as defined in Note 11) and converted the loan into Series D1 convertible redeemable preferred shares of Particle (see Note 11). The Company did not participate in the Series E financing activity and its equity interest of Particle was partly diluted.

As of December 31, 2017 and 2018, the Company held Series B, Series C and Series D1 convertible redeemable preferred shares, which had been accounted for as available-for-sale debt investments, representing approximately 41.8% and 37.63% equity interest of Particle on an as-if converted basis, respectively.

The Company has determined that its investments in Series B, Series C and Series D1 convertible redeemable preferred shares of Particle are not considered in-substance common stock but considered debt securities as the preferred shares of Particle are redeemable at the option of the Company and are therefore not within the scope of ASC 323 Equity Method and Joint Ventures. The Company’s investments in Series B, Series C and Series D1 convertible redeemable preferred shares of Particle are classified as available-for-sale debt investments and reported at fair value, which is estimated by management after considering valuation reports prepared by a reputable and independent appraisal firm on a recurring basis. As of December 31, 2017 and 2018, the fair values of available-for-sale debt investments in Particle were RMB1,196.3 million and RMB1,959.5 million (US$285.0 million), respectively.

In December 2018, the Group acquired 40% equity interest of Henan Fengyi Feiyang Network Technology Limited (“Fengyi Technology”) with a consideration of RMB2.0 million (US$0.3 million). Fengyi Technology mainly engages in advertising service in China. As the investment in Fengyi Technology is redeemable at the option of the Group, it is not considered in-substance common stock but considered debt securities. The Group’s investment in Fengyi Technology is classified as available-for-sale debt investments and reported at fair value. As of December 31, 2018, the fair value of investment in Fengyi Technology was RMB2.0 million (US$0.3 million).

As the Group does not expect to sell or redeem the investments mentioned above within one year, the available-for-sale debt investments are classified as long-term available-for-sale debt investments. Total unrealized gains on available-for-sale debt investments recorded in accumulated other comprehensive income were RMB625.0 million and RMB1,323.6 million (US$192.5 million) as of December 31, 2017 and 2018, respectively. The total fair value of available-for-sale debt investments were RMB1,196.3 million and RMB1,961.5 million (US$285.3 million) as of December 31, 2017 and 2018, respectively (see Note 20).

Phoenix New Media Limited

Notes to Consolidated Financial Statements

10.  Equity Investments

(a)          Equity method investments

The Group applies the equity method of accounting to account for its equity investments in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control.

As the Group has significant influence over financial and operating decision-making of Beijing Fenghuang Tianbo Network Technology Co., Ltd. (“Tianbo”), the Group accounted for the 50% equity interest in Tianbo by using the equity method of accounting. As of December 31, 2017 and 2018, the carrying values of equity investment in Tianbo were RMB15.1 million and RMB20.5 million (US$3.0 million), respectively.

Despite holding 100% ordinary shares of Phoenix FM Limited (“Phoenix FM”), the Company accounts for its investment in Phoenix FM as an equity investment since the Company did not control Phoenix FM due to substantive participating rights that have been provided to IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P., who invested in preferred shares of Phoenix FM. In 2016, Phoenix FM repaid RMB7.2 million and the impairment for loan receivable due from Phoenix FM of approximately RMB1.0 million recorded in 2015 had been recovered. As of December 31, 2017 and 2018, the carrying values of equity investment in Phoenix FM were nil and nil, respectively.

In March 2016, Shenzhenshi Fenghuang Jingcai Network Technology Co., Ltd. (“Fenghuang Jingcai”) obtained additional capital injection from an independent third party, and the Group’s equity interest in Fenghuang Jingcai decreased from 45.06% to 31.54%. Since March 2015, Fenghuang Jingcai had suspended all of its online lottery ticket distribution businesses, in response to the Notice related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales, or the Self-Inspection Notice, which was jointly promulgated by the Ministry of Finance, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China. As of December 31, 2018, there has been no change in the Self-Inspection Notice. The management assessed that this regulatory change will continue to have negative impact to the cash flows of Fenghuang Jingcai in the future, and that the carrying value of Fenghuang Jingcai may not be fully recoverable. As of December 31, 2017 and 2018, the carrying values of equity investment in Fenghuang Jingcai were nil and nil, respectively.

Based on the other-than-temporary impairment assessment on equity investments, the Group had fully written down the whole investment of 45% equity interest in Hangzhou Qike Technology Co., Ltd. (“Hangzhou Qike”) of RMB4.5 million in 2017. In July 2018, the Group gained control over Hangzhou Qike by acquiring the other 55% equity interest of Hangzhou Qike with a total consideration of zero. As Hangzhou Qike is a dormant company, the fair value of 55% equity interest of Hangzhou Qike is immaterial, as such there was no gain or loss was recognized from this transaction. Therefore, Hangzhou Qike has been a subsidiary of the Company’s VIEs since July 2018.

The Group no longer records share of losses in Phoenix FM and Fenghuang Jingcai, as the carrying value of equity investments in them had been reduced to zero. Meanwhile, the Group has no future obligations to fund Phoenix FM and Fenghuang Jingcai.

The Group summaries the condensed financial information of the Group’s equity method investments as a group below in accordance with Rule 4-08 of Regulation S-X (in thousands):

	For the Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Operating data:
Revenues	103,038	171,335	220,656	32,093
Gross profit	63,135	101,424	140,701	20,464
Net (loss)/income	(22,888)	2,562	1,747	254
Net (loss)/income attributable to the equity method investees	(22,888)	2,562	577	84
PNM’s share of net (loss)/income, net of impairments	(1,776)	6,796	5,352	778

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Balance sheet data:
Current assets	161,295	249,386	36,272
Non-current assets	23,066	20,428	2,971
Current liabilities	204,697	286,695	41,698

Phoenix New Media Limited

Notes to Consolidated Financial Statements

10.  Equity Investments (Continued)

(b)          Other equity investments

In July 2016, Beijing Phoenix Lilita Information Technology Co., Ltd. (“Lilita”) completed Round A financing activity and the Group’s percentage of equity interest in Lilita decreased from 5.0% to 4.69%. Lilita is principally engaged in P2P lending and reward-based crowd-funding businesses. Based on the other-than-temporary impairment assessment on equity investments, the Group had fully written down the whole investment in Lilita of RMB0.5 million in 2017.

The Group held 0.3% equity interest of Lifeix Inc. (“Lifeix”), which had been fully impaired in 2015. Lifeix is the operator of the life station websites L99.com and Lifeix.com.

In August 2017, the Group acquired 8% equity interest of Shenzhenshi Kuailai Technology Co., Ltd. (“Kuailai”) with a consideration of RMB0.2 million. Kuailai operates Xunhutai, a life-style information application in China. As of December 31, 2018, the fair value of equity investment in Kuailai was RMB0.2 million (US$0.03 million).

In November 2018, the Group acquired 10% equity interest of Yitong Technology (Hangzhou) Limited (“Yitong Technology”) by investing in newly issued shares of Yitong Technology with a consideration of RMB13.0 million (US$1.9 million), of which RMB6.5 million (US$0.9 million) was paid in December 2018 and the remaining RMB6.5 million (US$0.9 million) was recorded as the amount due to related party in the consolidated balance sheets. Yitong Technology mainly engages in big data application development and operation in China. As the Group’s equity investment in Yitong Technology has preferred liquidation rights, it is not considered as in-substance common stock, and should be measured at fair value, with changes in the fair value recognized through net income/(loss). As the investments in Yitong Technology lack readily determinable fair values, the Group elects to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. As of December 31, 2018, the fair value of equity investment in Yitong Technology was RMB13.0 million (US$1.9 million).

11.  Convertible Loans Due from a Related Party

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

In August 2016, the Company granted a new unsecured short-term loan to Particle with a principal amount of US$14.8 million (RMB98.1 million) at an interest rate of 4.35% per annum and with a term of no more than six months (the “August 2016 Loan”). The Company has the right to convert, at the Company’s option, all or a portion of the August 2016 Loan (including principal and interests) into Series D1 preferred shares to be issued by Particle on or before maturity date at a conversion price of US$1.071803 per share. In December 2016, the Company extended the terms of the August 2016 Loan from six months to twelve months. In August 2017, the Company extended the term of the August 2016 Loan from twelve months to eighteen months. In August 2018, the Company assigned to Long De the Company’s rights under the August 2016 Loan with an assignment consideration of approximately US$17.0 million (RMB116.4 million), and recognized a gain on disposal of convertible loans due from a related party of US$1.5 million (RMB10.6 million).

As of December 31, 2017 and 2018, the carrying value of the August 2016 Loan was RMB102.6 million and nil, respectively.

12.  Other Non-Current Assets

The following is a summary of other non-current assets (in thousands):

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Rental deposits	7,790	8,355	1,215
Non-current portion of prepayments to suppliers and other business related expenses	4,754	9,099	1,323
Long-term receivable from an unrelated party	—	6,000	873
Total	12,544	23,454	3,411

The long-term receivable from an unrelated party represented a two-year loan granted to the unrelated party with an interest rate of 10.0%.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

13.  Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities are comprised of (in thousands):

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Deposits from advertising agencies and customers	14,317	13,760	2,001
Accrued professional fees	6,441	7,059	1,027
Advertising and promotion expenses payables and accruals	88,545	83,805	12,189
General operating expenses payables and accruals	63,344	36,955	5,375
Consideration to be paid for acquisition of Yitian Xindong (Note 4)	—	71,100	10,341
Deposits from original investor of Yitian Xindong (Note 4)	—	14,200	2,065
Others	606	449	65
Total	173,253	227,328	33,063

14.  Short-term Bank Loans

In April 2016, the Group entered into a loan facility agreement with Hang Seng Bank, according to which the term of the short-term bank loans of US$20.2 million (RMB123.6 million) borrowed in April 2015 was extended for another twelve months from the date of its maturity and the Group obtained additional US$10.0 million (RMB64.8 million) short-term bank loan with maturity of twelve months. In July 2016, the Group obtained another US$14.8 million (RMB99.2 million) short-term bank loan with maturity of twelve months under this facility. The loans bore interest rate of London Inter-Bank Offered Rate (“LIBOR”) plus 1.0% per annum.

In November 2016, the Group entered into another loan facility with Hang Seng Bank and obtained US$6.9 million (RMB46.7 million) short-term bank loan with maturity of twelve months and with an interest rate of LIBOR plus 1.0% per annum. Also in November 2016, the Group re-designated US$ denominated loans of US$51.9 million into RMB denominated loans of RMB354.6 million under the aforementioned facilities with Hang Seng Bank. The Group repaid all of the principal and interests of short-term bank loans from Hang Seng Bank in 2017.

In March 2018, the Group entered into a new loan facility agreement with Hang Seng Bank. According to this new facility, the Group was authorized bank loans with an aggregate principal amount of US$47.0 million or its equivalent in HKD or RMB and with maturity of twelve months, which would be required to be secured by RMB deposits in an onshore branch of Hang Seng Bank. The loans would be repayable on demand and bear interest rate of London Inter-Bank Offered Rate (“LIBOR”) plus 1.2% per annum. Also in March 2018, the Group obtained US$23.0 million (RMB157.9 million) short-term secured bank loan with maturity of twelve months under this facility. In May 2018, the Group obtained US$16.0 million (RMB109.8 million) short-term secured bank loan with maturity of twelve months under this facility.

As of December 31, 2017 and 2018, the Group had total short-term bank loans of nil and US$39.0 million (RMB267.7 million) from Hang Seng Bank, respectively, and these short-term bank loans were secured by bank deposits of nil and RMB269.6 million (US$39.2 million) , respectively. The pledged deposits were classified as restricted cash on the consolidated balance sheets.

In April 2016, the Group entered into a loan facility agreement (the “First CMB Facility”) with China Merchants Bank with maturity of twelve months. In December 2016, the Group obtained unsecured short-term bank loans of RMB4.0 million with an interest rate of 4.35% per annum under the First CMB Facility.

In March 2017, the Group entered into a new loan facility agreement (the “Second CMB Facility”) with China Merchants Bank and obtained RMB208.0 million short-term bank loan with an interest rate of 6.3% per annum under the Second CMB Facility with maturity of twelve months. In June 2017, the Group obtained RMB102.0 million short-term bank loan with an interest rate of 5.7% per annum with maturity of twelve months under the Second CMB Facility. In October 2017, the Group obtained RMB50.0 million short-term bank loan with an interest rate of 5.5% per annum with maturity of twelve months under the Second CMB Facility. In November 2017, the Group repaid short-term bank loan from China Merchants Bank with a principal amount of RMB30.0 million. The Group repaid all of the principal and interests of short-term bank loans from China Merchants Bank in 2018.

As of December 31, 2017 and 2018, the Group had total short-term bank loans of RMB330.0 million and nil from China Merchants Bank, respectively, and these short-term bank loans were secured by bank deposits of RMB336.7 million and nil, respectively. The pledged deposits were classified as restricted cash on the consolidated balance sheets.

15.  Cost of Revenues

The cost of revenues is as follows (in thousands):

	For the Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Revenue sharing fees	72,027	72,613	47,539	6,914
Content and operational costs	470,813	466,379	491,868	71,539
Bandwidth costs	64,200	55,050	57,141	8,311
Sales taxes and related surcharges (Note 2(t))	119,767	133,155	—	—
Total	726,807	727,197	596,548	86,764

Phoenix New Media Limited

Notes to Consolidated Financial Statements

16.  Income Taxes

Income Tax Expense and Effective Tax Rate

The provisions for income tax expense are summarized as follows (in thousands):

	For the Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Current tax expense	32,433	20,936	19,819	2,882
Deferred tax (benefit)/expense	(18,344)	(6,153)	286	42
Income tax expense	14,089	14,783	20,105	2,924

The components of income before tax and income tax expense for PRC and non-PRC operations are as follows (in thousands):

	For the Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Income/(loss) arising from PRC operations	86,599	104,208	(43,009)	(6,256)
Income/(loss) arising from non-PRC operations	5,710	(55,001)	(2,498)	(363)
Income/(loss) before tax	92,309	49,207	(45,507)	(6,619)
Income tax expense relating to PRC operations	13,806	14,739	20,129	2,927
Income tax expense/(benefit) relating to non-PRC operations	283	44	(24)	(3)
Income tax expense	14,089	14,783	20,105	2,924
Effective tax rate for PRC operations	15.9%	14.1%	(46.8)%	(46.8)%

Cayman Islands (“Cayman”)

Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

British Virgin Islands (“BVI”)

The Group’s subsidiaries incorporated in the British Virgin Islands  are exempted from income tax on their foreign-derived income and are not subject to withholding taxes.

Hong Kong

The Group’s subsidiaries incorporated in Hong Kong are subject to a tax rate of 16.5% on the estimated assessable profit arising in Hong Kong.

PRC

Each of the Group’s PRC subsidiaries, VIEs and subsidiaries of the VIEs are obligated to pay income tax in the PRC. The PRC Corporate Income Taxes Law (“CIT Law”) generally applies an income tax rate of 25% to all enterprises, but grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) and Software Enterprises. Under these preferential tax treatments, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years and Software Enterprises are entitled to an income tax exemption for two years beginning from its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years.

Fenghuang On-line had been qualified as an HNTE in November 2014 and August 2017, respectively, and was entitled to a preferential tax rate of 15%. Therefore, Fenghuang On-line was subject to a 15% income tax rate for the years from 2016 to 2018 and would be subject to a 15% income tax rate in 2019.

Tianying Jiuzhou resubmitted applications for qualification and was approved as an HNTE in 2014 and 2017, respectively, and therefore, Tianying Jiuzhou was subject to a 15% income tax rate from 2016 to 2018 and would be subject to a 15% income tax rate in 2019.

In 2012, Fenghuang Yutian was qualified as a Software Enterprise. As 2013 was the first year Fenghuang Yutian generated taxable profit, it was exempted from income taxes for the years 2013 and 2014, and was subject to a 12.5% income tax rate from 2015 to 2017. In 2017, Fenghuang Yutian had been qualified as an HNTE, and therefore Fenghuang Yutian was subject to a 15% income tax rate in 2018 and would be subject to a 15% income tax rate in 2019.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

16.  Income Taxes (Continued)

In 2016, Fenghuang Borui was qualified as a Software Enterprise. As 2016 was the first year Fenghuang Borui generated taxable profit, it was exempted from income taxes for the years 2016 and 2017, and was subject to a 12.5% income tax rate in 2018 and would be subject to a 12.5% income tax rate from 2019 to 2020.

Yitian Xindong was qualified as an HNTE in November 2018, and was entitled to a preferential tax rate of 15%. Therefore, Yitian Xindong was subject to a 15% income tax rate for the year 2018 and would be subject to a 15% income tax rate from 2019 to 2020.

All other PRC incorporated entities of the Group were subject to a 25% income tax rate for all the years presented.

The CIT Law also provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. On April 22, 2009, the State Administration of Taxation (“SAT”) issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Under Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. The Company and its offshore subsidiaries have never been treated as resident enterprises for PRC tax purposes.

Withholding Tax on Undistributed Dividends

The CIT Law imposes a 10% withholding income tax on dividends distributed by foreign invested enterprises in the PRC to their immediate holding companies outside the PRC. A lower withholding tax rate may be applied if there is a tax treaty between the PRC and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be subject to a 5.0% withholding tax rate under an arrangement between the PRC and the Hong Kong Special Administrative Region on the “Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital,” if such holding company is considered a non-PRC resident enterprise and holds at least 25.0% of the equity interest in the PRC foreign invested enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to a withholding tax rate of 10%.

The PRC subsidiaries, VIEs and subsidiaries of VIEs have not paid dividends in the past and do not have any present plans to declare and pay any dividends on the Company’s ordinary shares or ADSs in the near future and the Group currently intends to retain most, if not all, of its available funds and any future earnings to operate and expand the business. Accordingly, the Company does not intend to have its PRC subsidiaries distribute any undistributed profits of such subsidiaries to their direct overseas parent companies, but rather intends that such profits will be permanently reinvested in such subsidiaries to further expand their business in the PRC. As of December 31, 2018, the Company did not record any withholding tax on the retained earnings of its foreign invested enterprises in the PRC. Aggregate undistributed earnings of the Group’s entities located in the PRC that were available for distribution to the Company as of December 31, 2017 and 2018 were approximately RMB1,119.4 million and RMB1,052.2 million (US$153.0 million), respectively. The amounts of the unrecognized deferred tax liability on the permanently reinvested earnings were RMB111.9 million and RMB105.2 million (US$15.3 million) as of December 31, 2017 and 2018, respectively.

Reconciliation of the Differences between Statutory Tax Rate and the Effective Tax Rate for PRC Operations

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for PRC operations for the years ended December 31, 2016, 2017 and 2018 is as follows:

	For the Years Ended December 31,
	2016	2017	2018
	%	%	%
Statutory income tax rate	25.0	25.0	25.0
Permanent differences*	(9.3)	(10.1)	46.2
Change in valuation allowance	7.8	2.9	(77.2)
Effect of preferential tax treatment	(11.4)	(6.6)	(37.5)
Uncertain tax positions	3.8	2.9	(3.3)
Effective income tax rate	15.9	14.1	(46.8)

* Permanent differences mainly included the tax-deductible expenses of the research and development expenses so incurred in a year in determining their tax assessable profits for that year for enterprises engaging in research and development activities, which were of 150% before 2018 and of 175% beginning from January 1, 2018, according to policies promulgated by the State Tax Bureau of the PRC.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

16.  Income Taxes (Continued)

The combined effects of the income tax exemption and other preferential tax treatment available to the Group are as follows (in thousands, except per share data):

	For the Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Effect of preferential tax treatment	9,878	6,836	(16,128)	(2,346)
Basic net income per share effect	0.02	0.01	(0.03)	(0.004)

Deferred Tax Assets and Liabilities

The tax effects of temporary differences that give rise to the deferred tax assets and liabilities balances as of December 31, 2017 and 2018 are as follows (in thousands):

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Deferred tax assets:
Provision of allowance for doubtful accounts	17,717	21,431	3,117
Accrued payroll and expenses and others	29,225	25,576	3,720
Net operating loss carryforward	27,726	69,150	10,057
Less: valuation allowance	(14,208)	(55,997)	(8,144)
Total deferred tax assets, net	60,460	60,160	8,750

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Deferred tax liabilities:
Equity investments acquired in disposal of subsidiaries	1,312	1,312	191
Unrealized holding gain of available-for-sale debt investments*	—	132,272	19,238
Amortizable intangible assets from acquisition of a subsidiary	—	7,376	1,073
Total deferred tax liabilities	1,312	140,960	20,502

*In the fourth quarter of 2018, the Company recognized a deferred tax liability of RMB132.3 million (US$19.2 million) for the unrealized holding gain of available-for-sale debt investments in Particle, which was recorded net against the pre-tax changes in other comprehensive income, as the Company began to negotiate in details with potential investors to sell part of its investments in Particle and subsequently entered into a binding letter of intent (the “LOI”) to sell part of its investments in Particle in February 2019. In this connection, prior to the fourth quarter of 2018, it was more-likely-than-not that the Company would not pay the withholding taxes under the PRC tax laws and as such, the recognition of deferred tax liabilities was not required.

As of December 31, 2018, the Group had net operating loss of approximately RMB398.4 million (US$57.9 million), which can be carried forward to offset future taxable income. Net operating loss carry forward of RMB9.9 million, RMB29.5 million, RMB67.6 million, RMB68.9 million and RMB222.5 million will expire in 2019, 2020, 2021, 2022 and 2023, respectively, if not utilized.

Movement of Valuation Allowance

Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future reversals of existing taxable temporary differences, future profitability and tax planning strategies. Valuation allowance was provided for net operating loss carry forward because it was more likely than not that such deferred tax assets will not be realized based on the Group’s estimate of its future taxable income.

The following table sets forth the movement of the valuation allowance for deferred tax assets (in thousands):

	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Balance as of January 1,	4,676	11,402	14,208	2,067
Additions	6,838	6,164	37,584	5,466
Increase from an acquired subsidiary	—	—	8,576	1,247
Reversals	(112)	(3,358)	(4,371)	(636)
Balance as of December 31,	11,402	14,208	55,997	8,144

Phoenix New Media Limited

Notes to Consolidated Financial Statements

16.  Income Taxes (Continued)

Uncertain Tax Positions

A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax positions is as follows (in thousands):

	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Balance as of January 1,	18,368	21,723	24,714	3,595
Increase related to current year tax positions	3,355	2,991	1,417	206
Balance as of December 31,	21,723	24,714	26,131	3,801

The Group did not accrue any potential penalties and interest related to these uncertain tax positions for all years presented on the basis that the likelihood of penalties and interest being charged is not considered to be probable.

The amounts of uncertain tax positions listed above are based on the recognition and measurement criteria of ASC 740. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Group will record additional tax expense or tax benefit in the period in which such resolution occurs. The Group does not expect changes in uncertain tax positions recognized as of December 31, 2018 to be material in the next twelve months. In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2014 to 2018 remain subject to examination by tax authorities. There are no ongoing examinations by tax authorities as of December 31, 2018.

17.  Ordinary Shares

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

As of December 31, 2017, there were 260,001,486 and 317,325,360 Class A and Class B ordinary shares issued and outstanding, respectively. As of December 31, 2018, there were 264,824,592 and 317,325,360 Class A and Class B ordinary shares issued and outstanding, respectively.

18.  Share-based Compensation

Share-based compensation recognized in costs and expenses for the years ended December 31, 2016, 2017 and 2018 are as follows (in thousands):

	For the Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Cost of revenues	(4,367)	5,017	3,750	545
Sales and marketing expenses	(2,842)	1,877	2,360	343
General and administrative expenses	11,025	10,796	5,072	738
Technology and product development expenses	(1,926)	3,162	2,807	408
Total	1,890	20,852	13,989	2,034

The Company recognized share-based compensation, net of estimated forfeitures, on a graded-vesting basis over the vesting term of the awards. In 2016, the Company increased the forfeiture rate estimate for share-based awards based on the actual forfeiture rate. Due to the effects of changes to the forfeiture rate, share-based compensation for the year ended December 31, 2016 was reduced by RMB27.6 million. There was no income tax benefit recognized in the consolidated statements of comprehensive income/(loss) for share-based compensation and the Company did not capitalize any of the share-based compensation as part of the cost of any asset in the years ended December 31, 2016, 2017 and 2018.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

18.  Share-based Compensation (Continued)

Share Options of the Company

In June 2008, the Company adopted the Share Option Scheme (the “June 2008 Scheme”) that provides for the granting of options to employees, directors and consultants to attract and retain the best available personnel and promote the success of the Group’s business, which terminated automatically in June 2018. In June 2018, the Company adopted another Share Option Scheme (the “June 2018 Scheme”), whose main clauses are the same with the June 2008 Scheme. The schemes permit the grant of options to its eligible recipients for up to 10% of the ordinary shares in issue (the “Limit”) on the effective dates of the schemes. The total number of ordinary shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the schemes and any other share option schemes of the Company shall not exceed 30% of the ordinary shares in issue from time to time. The Company may seek approval from its shareholders to refresh the Limit provided that the Limit as refreshed shall not exceed 10% of the ordinary shares of the Company in issue as at the date of approval, and options previously granted will not be counted for the purpose of calculating the Limit as refreshed. Any outstanding option lapse in accordance with the terms of the schemes will not be counted for the purpose of calculating the Limit. Option awards are granted with an exercise price determined by the board of directors. Those option awards vest over a period of four years and expire in ten years.

With the approvals of the board of directors and shareholders of the Company and Phoenix TV, the Company implemented an option exchange program from October 21, 2016 to November 1, 2016, whereby the Company’s directors, employees and consultants exchanged options to purchase 21,011,951 Class A ordinary shares of the Company granted under the Company’s June 2008 Scheme with various exercise prices greater than US$0.4823 per share (or US$3.8587 per ADS) for new options granted by the Company under the same plan with a new exercise price of US$0.4823 per share and a new vesting schedule that generally adds 12 months to each original vesting date, and the new options would vest no sooner than May 1, 2017. The Company accounted for the option exchange program as option modification and recognized the total incremental share-based compensation of which RMB2.7 million, RMB5.9 million and RMB1.3 million (US$0.2 million) were recognized in the years ended December 31, 2016, 2017 and 2018, respectively.

The Company granted 1,720,000 share options to one non-employee in September 2017 for the content related consulting services provided by him, which would vest over a period of four years and expire in ten years with a grant-date fair value of US$0.4648 per share. In January 2018, the Company granted 3,314,500 share options to two non-employees for the content related consulting services provided by them, which would vest over a period of four years and expire in ten years. The share-based awards to nonemployees are accounted for based on the fair value of the consideration received or the fair value of the award issued, whichever is more reliably measurable. The Company applies the guidance in ASC 505-50 to re-measure share options granted to non-employees based on the then-current fair value at each reporting date until the service has been provided and the performance targets have been met.

A summary of the Company’s share option activities for the years ended December 31, 2016, 2017 and 2018 is presented below:

			Weighted Average
	Number of	Weighted Average	Remaining	Aggregate
	Options	Exercise Price	Contractual Life	Intrinsic Value
		US$	Years	US$ in Million
Outstanding as of January 1, 2016	46,117,530	0.81	7.5	7.6
Granted	9,991,964	0.47
Forfeited and expired	(10,005,413)	0.94
Exercised	(1,658,946)	0.22		0.4
Outstanding as of December 31, 2016	44,445,135	0.43	7.1	1.8
Granted	7,255,000	0.42
Forfeited and expired	(7,319,500)	0.50
Exercised	(5,091,696)	0.37		2.1
Outstanding as of December 31, 2017	39,288,939	0.42	6.7	15.3
Granted	3,719,500	0.56
Forfeited and expired	(3,933,599)	0.47
Exercised	(4,823,106)	0.12		2.3
Outstanding as of December 31, 2018	34,251,734	0.47	6.4	—
Exercisable as of December 31, 2018	22,371,868	0.47	5.6	—
Vested and expected to vest as of December 31, 2018	29,356,424	0.48	6.1	—

The aggregate intrinsic value of options outstanding, exercisable and vested and expected to vest as of December 31, 2018 was calculated as the difference between the Company’s closing stock price of US$3.20 per ADS, or US$0.40 per share as of that date, and the exercise price of the underlying options. The aggregate intrinsic value of options exercised was calculated as the difference between the market value on the date of exercise and the exercise price of the underlying options.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

18.  Share-based Compensation (Continued)

As disclosed in Note 2(y), the Company’s share-based compensation is measured at the value of the award as calculated under the Black-Scholes option pricing model. The Company estimated the expected volatility at the date of grant based on average annualized standard deviation of the share price of comparable listed companies. The Company has no history or expectation of paying dividends on its ordinary shares. The Company estimated the expected term based on the vesting schedule and the exercise period of the options. Risk-free interest rates are based on the derived market yield of the US$ denominated Chinese government bonds for the term approximating the expected life of award at the time of grant. The assumptions used in determining the fair value of options granted during the years ended December 31, 2016, 2017 and 2018 are as follows:

For the Years Ended December 31,
	2016	2017	2018
Expected volatility rate	50.67%-55.65%	48.84%-57.06%	56.76%-57.10%
Expected dividend yield	—	—	—
Expected term (years)	3.91-6.16	3.13-6.16	2.50-6.16
Risk-free interest rate (per annum)	1.30%-1.55%	0.90%-1.92%	0.91%-2.09%

The weighted-average grant date fair value of options granted for the years ended December 31, 2016, 2017 and 2018 were US$0.23, US$0.48 and US$0.48, respectively.

During 2009, 2010 and 2011, some employees voluntarily left the Company and exercised their vested share options in exchange for future entitlement of the Company’s shares issuable after completion of the Company’s IPO and upon the request of the former employees. The proceeds from the exercise of these options could not be refunded to the former employees in any event, even if the Company did not complete an IPO. Accordingly, these share options are considered have been exercised and the proceeds have been included in the additional paid-in capital of the Company. The proceeds received from exercise of these options amounted to RMB1.5 million (US$0.2 million) as of December 31, 2018. The Company completed its IPO on May 17, 2011 and 5,026,615 shares have been issued to the former employees after that. There were 1,685,776 and nil contingently issuable shares to be issued upon the former employees’ request as of December 31, 2017 and 2018, respectively.

For the years ended December 31, 2016, 2017 and 2018, the Company recognized share-based compensation net of forfeitures for options of RMB1.9 million, RMB20.9 million and RMB14.0 million (US$2.0 million), respectively.

As of December 31, 2018, there was RMB5.7 million (US$0.8 million) of unrecognized share-based compensation for options, adjusted for estimated forfeitures. The unrecognized share-based compensation is expected to be recognized over a weighted-average period of 1.9 years.

Share-based Awards of the Company’s Subsidiaries, VIEs and Subsidiaries of the VIEs

One of the Company’s subsidiaries, Fread Limited, adopted a restricted share unit scheme in March 2018 to grant a total of 2,000,000 restricted share units to employees (the “2018 Fread RSU Scheme”). As of December 31, 2018, no restricted share units of Fread Limited have been granted under the 2018 Fread RSU Scheme.

One of the Company’s subsidiaries of VIEs, Yitian Xindong, adopted an option scheme in December 2018 (the “2018 Tadu Option Scheme”) and granted a total of 6,750,000 share options to employees with an exercise price of RMB3 per share, which would be expired before March 31, 2021. Under the 2018 Tadu Option Scheme, 2,571,093 share options would be vested over the requisite service period from December 28, 2018 to December 31, 2020, while the other 4,178,907 share options would be vested only if the performance targets based on Yitian Xindong’s operating and financial performance in 2019 and 2020 are achieved. As the Group assessed that it was not probable that the performance condition would be achieved, no compensation cost for the 4,178,907 share options were recognized in the year ended December 31, 2018. The compensation cost for the 2,571,093 share options during the 3-day period from December 29, 2018 to December 31, 2018 was immaterial.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

19.  Segments

The Group currently operates in two principal operating segments: net advertising services and paid services. Information provided to the CODM is at the gross margin level. The Group currently does not allocate operating expenses or assets to its segments, as its CODM does not use such information to allocate resources to or evaluate the performance of the operating segments.

The following table presents summarized information by segments (in thousands):

	For the Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Revenues
Net advertising services	1,232,210	1,353,480	1,198,271	174,281
Paid services	212,697	221,612	179,108	26,050
Total revenues	1,444,907	1,575,092	1,377,379	200,331
Cost of revenues
Net advertising services	(598,040)	(602,945)	(517,533)	(75,272)
Paid services	(128,767)	(124,252)	(79,015)	(11,492)
Total cost of revenues	(726,807)	(727,197)	(596,548)	(86,764)
Gross profit
Net advertising services	634,170	750,535	680,738	99,009
Paid services	83,930	97,360	100,093	14,558
Total gross profit	718,100	847,895	780,831	113,567

20.  Fair Value Measurements

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy (in thousands):

	Fair Value Measurements at Reporting Date Using
	Carrying Value on Balance Sheets	Quote Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
As of December 31, 2017:
Assets:
Term deposits and short term investments	737,657	12,807	724,850	—
Restricted cash	336,700	336,700	—	—
Available-for-sale debt investments	1,196,330	—	—	1,196,330
As of December 31, 2018:
Assets:
Term deposits and short term investments	912,594	93,398	819,196	—
Restricted cash	269,648	269,648	—	—
Available-for-sale debt investments	1,961,474	—	—	1,961,474
Equity investments without readily determinable fair values	13,236	—	—	13,236
Financial assets — contingent returnable consideration	18,211	—	—	18,211

Phoenix New Media Limited

Notes to Consolidated Financial Statements

20.  Fair Value Measurements (Continued)

The following table sets forth the reconciliation of the fair value measurements of available-for-sale debt investments using significant unobservable inputs (level 3) from January 1, 2016 to December 31, 2018 (in thousands):

Fair Value Measurements of Available-for-sale Debt Investments
RMB
Beginning balance as of January 1, 2016	513,994
Additional investments obtained from conversion of convertible loans	143,820
Change in fair value	247,336
Currency translation adjustment	34,282
Ending balance as of December 31, 2016	939,432
Change in fair value	321,538
Currency translation adjustment	(64,640)
Ending balance as of December 31, 2017	1,196,330
Change in fair value	698,592
Currency translation adjustment	64,552
Additional investments	2,000
Ending balance as of December 31, 2018	1,961,474

Term deposits. The fair values of term deposits placed with banks with original maturity of more than three months and up to one year are determined based on the pervasive interest rates in market as stated in the contracts with the banks. The Group classifies the valuation techniques that use the interest rates input as Level 1 of fair value measurement.

Short term investments. Short term investments represent interest-bearing deposit placed with financial institutions which are restricted to withdrawal and use. The investments are issued by commercial bank in the PRC with a variable interest rate indexed to performance of underlying assets. To estimate fair value, the Group refers to the quoted rate of return provided by banks at the end of each period using the discounted cash flow method. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

Restricted cash. The Group’s restricted cash represents guarantee of banking facility which is restricted to withdrawal or usage. The fair values of restricted cash are determined based on the pervasive interest rate in the market. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 1 of fair value measurement.

Available-for-sale debt investments. Available-for-sale debt investments mainly represent the investments of convertible redeemable preferred shares in Particle. In accordance with ASC 820, the Group measures available-for-sale debt investments at fair value on a recurring basis. The fair values of the investments in Particle were determined based on the discounted cash flow model for the years ended December 31, 2016 and 2017. As the Company entered into a binding letter of intent (the “LOI”) to sell part of its investments in Particle in February 2019, for the year ended December 31, 2018, the fair values of the investments in Particle were based on the scenario analysis, the weighted average valuation results derived from both the discounted cash flow model and the market approach, and the probability of each scenario. The Group classifies the valuation techniques that use unobservable inputs as Level 3 of fair value measurements.

The key inputs used in valuation of available-for-sale debt investments as of December 31, 2016, 2017 and 2018 were as follow:

	As of December 31,
	2016	2017	2018
			Under the Status Quo Scenario*	Under the Trade Sale Scenario**
Discount rate	23.0%	23.0%	22.5%	17.0%
Lack of marketability discount (“DLOM”)	25.0%	25.0%	20.0%	15.0%
Volatility	47.0%	45.3%	44.5%	44.8%
Revenue growth rate	10%-349.0%	5.0%-93.8%	3.7%-75.8%	3.7%-75.8%
Terminal growth rate	3.0%	3.0%	3.0%	3.0%
Control premium	N/A	N/A	N/A	30.0%
Probability of each scenario	N/A	N/A	60.0%	40.0%

* Under the status quo scenario, the Company would not close the transaction contemplated under the LOI, and would keep holding the investments of convertible redeemable preferred shares in Particle and maintain the status quo.

**Under the trade sale scenario, the Company would close the transaction contemplated under the LOI, and the Company would go through trade sales on the investments of convertible redeemable preferred shares in Particle.

Equity investments without readily determinable fair values. The Group adopted ASU 2016-1 Recognition and Measurement of Financial Assets and Financial Liabilities, beginning from January 1, 2018, and the cumulative effect of initially applying the guidance to the financial statements of prior periods at January 1, 2018 was not material. For investments in equity securities lacking of readily determinable fair values, the Group has elected to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Group uses a combination of valuation methodologies, including market and income approaches based on the Group’s best estimate to determine the fair value of these investments. Information considered by the Group includes but is not limited to the pricing of the recent rounds of financing, future cash flow forecasts and liquidity factors. Inputs used in these methodologies primarily include future cash flows, discount rate, and the selection of comparable companies operating in similar businesses. The fair values of these investments were categorized as Level 3 of fair value measurements.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

20.  Fair Value Measurements (Continued)

Financial assets — contingent returnable consideration. The financial assets represented the fair value of the Group’s right to receive the contingent returnable consideration, subject to certain price adjustment mechanisms based on Yitian Xindong’s operating and financial performance in 2019 and 2020. The Group assesses the probability of whether Yitian Xindong’s operating and financial performance targets in 2019 and 2020 could be achieved at each reporting period, and adjusts the fair value of the financial assets accordingly based on its probability assessment. Inputs used in the probability assessment include future cash flows, discount rate, and the selection of probabilities. The fair values of these investments were categorized as Level 3 of fair value measurements.

The following are other financial instruments not measured at fair value in the balance sheets but for which the fair value is estimated for disclosure purposes.

Short-term receivables and payables. Accounts receivable, prepayment and other current assets, and amounts due from related parties are financial assets with carrying values that approximate fair value due to their short term nature. Accounts payable, amounts due to related parties, salary and welfare payable, and accrued expenses and other current liabilities are financial liabilities with carrying values that approximate fair value due to their short term nature.

Convertible loans due from a related party. Convertible loans due from a related party represent short-term loans advanced to a related party of which the Group may at its option convert all or a portion into preferred shares. The carrying value of the convertible loans due from a related party approximate their fair value determined based on the discounted cash flow model. The Group classifies the valuation techniques that use unobservable inputs as Level 3 of fair value measurements.

Other non-current assets. Other non-current assets are financial assets with carrying values that approximate fair value due to the change in fair value after considering the discount rate, being immaterial. The Group estimates fair values of other non-current assets using the discounted cash flow method. The Group classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market.

Short-term bank loans. The carrying value of the short-term bank loans approximates its fair value due to its short term nature. The rate of interest under the loan agreement with the lending bank was determined based on the prevailing interest rates in the market. The Group estimates the fair value of the short-term bank loans using the discounted cash flow methodology. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

21.  Net Income/(Loss) per Share

The following table sets forth the computation of basic and diluted net income/(loss) per share for the years indicated (amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data):

	For the Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Net income/(loss) per Class A and Class B ordinary share - basic:
Numerator:
Net income/(loss) attributable to Phoenix New Media Limited	80,611	37,472	(63,222)	(9,195)
Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding	571,298,943	573,096,266	580,516,101	580,516,101
Weighted average number of contingently issuable shares	2,222,593	1,690,621	568,352	568,352
Denominator used in computing net income/(loss) per share — basic	573,521,536	574,786,887	581,084,453	581,084,453
Net income/(loss) per Class A and Class B ordinary share — basic	0.14	0.07	(0.11)	(0.02)
Net income/(loss) per Class A and Class B ordinary share - diluted:
Numerator:
Net income/(loss) attributable to Phoenix New Media Limited	80,611	37,472	(63,222)	(9,195)
Denominator:
Denominator used in computing net income/(loss) per share — basic	573,521,536	574,786,887	581,084,453	581,084,453
Share-based awards	3,516,370	15,647,020	—	—
Denominator used in computing net income/(loss) per share — diluted	577,037,906	590,433,907	581,084,453	581,084,453
Net income/(loss) per Class A and Class B ordinary share — diluted	0.14	0.06	(0.11)	(0.02)
Net income/(loss) per ADS (1 ADS represents 8 Class A ordinary shares):
Denominator used in computing net income/(loss) per ADS — basic	71,690,192	71,848,361	72,635,557	72,635,557
Denominator used in computing net income/(loss) per ADS — diluted	72,129,738	73,804,238	72,635,557	72,635,557
Net income/(loss) per ADS — basic	1.12	0.52	(0.87)	(0.13)
Net income/(loss) per ADS — diluted	1.12	0.51	(0.87)	(0.13)

Phoenix New Media Limited

Notes to Consolidated Financial Statements

21.  Net Income/(Loss) per Share (Continued)

The Company has included 2,222,593, 1,690,621 and 568,352 contingently issuable shares in the denominator used in computing basic and diluted net income/(loss) per share for the years ended December 31, 2016, 2017 and 2018, respectively. These shares are contingently issuable upon the holders’ request without other substantive conditions and for no further consideration. There were 30,953,329, 2,223,005 and 35,183,115 options to purchase ordinary shares have been excluded from the computation of diluted net income/(loss) per share for the years ended December 31, 2016, 2017 and 2018, respectively, as their effects would be anti-dilutive.

22.  Commitments and Contingencies

(a) Commitments

As of December 31, 2018, future minimum commitments under non-cancelable agreements were as follows (in thousands):

	Rental	Bandwidth Purchases	Cooperation with Phoenix TV Group	Content Purchases	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB
2019	38,222	2,938	3,249	12,820	11,653	68,882
2020	38,270	2,191	1,375	2,950	73	44,859
2021	38,314	2,191	—	547	7	41,059
2022	18,980	1,187	—	485	3	20,655
2023 and thereafter	—	—	—	4,355	—	4,355
Total	133,786	8,507	4,624	21,157	11,736	179,810

The amounts of cooperation with Phoenix TV Group are calculated according to the New Agreements (see Note 2(a)).

The rental expenses were approximately RMB39.4 million, RMB37.0 million and RMB37.6 million (US$5.5 million) during the years ended December 31, 2016, 2017 and 2018, respectively, and were charged to the consolidated statements of comprehensive income/(loss) when incurred.

The Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2017 and 2018.

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

(c) Long-term Liabilities for Uncertain Tax Positions

As mentioned in Note 16, as of December 31, 2017 and 2018, the Group had recorded uncertain tax positions of RMB24.7 million and RMB26.1 million (US$3.8 million), respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

23.  Related Party Transactions

The table below sets forth the major related parties and their relationships with the Group:

Related Parties	Relationships with the Group
Entities within the non US listed part of the Phoenix TV Group	Under common control by Phoenix TV
China Mobile (“CMCC”)	A shareholder of Phoenix TV
Beijing Phoenix Lilita Information Technology Co., Ltd. (“Lilita”)	Other equity investee, related party of Phoenix TV Group
Particle Inc. (“Particle”)	Available-for-sale debt investee, with a common director of the Company
Beijing Fenghuang Tianbo Network Technology Co., Ltd. (“Tianbo”)	Equity method investee
Phoenix FM Limited (“Phoenix FM”)	Equity method investee
Shenzhenshi Fenghuang Jingcai Network Technology Co., Ltd. (“Fenghuang Jingcai”)	Equity method investee
Hangzhou Qike Technology Co., Ltd. (“Hangzhou Qike”)	Former equity method investee, and current subsidiary of VIE
Yitong Technology (Hangzhou) Limited (“Yitong Technology”)	Other equity investee
Lifeix Inc.	Other equity investee
Shenzhen Kuailai Technology Co., Ltd. (“Kuailai”)	Other equity investee
Henan Fengyi Feiyang Network Technology Limited (“Fengyi Technology”)	Available-for-sale debt investee
Mr. Gao Ximin and Mr. Qiao Haiyan	Legal shareholders of Tianying Jiuzhou and employees of the Group
Mr. He Yansheng and Mr Shang Xiaowei	Legal shareholder of Yifeng Lianhe and employee of the Group
Mr. Wu Haipeng and Mr. He Yansheng	Legal shareholders of Chenhuan and employees of the Group

In addition to those disclosed elsewhere in the financial statements, the Group had the following significant related party transactions during the years ended December 31, 2016, 2017 and 2018 (in thousands):

Transactions with the Non US Listed Part of Phoenix TV Group:

	For the Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Content provided by Phoenix TV Group	(7,447)	(12,090)	(12,398)	(1,803)
Advertising and promotion expenses charged by Phoenix TV Group	(1,277)	(23)	(4,258)	(619)
Corporate administrative expenses charged by Phoenix TV Group	(195)	(2,676)	(2,166)	(315)
Trademark license fees charged by Phoenix TV Group	(65)	(3,569)	(5,752)	(837)
Project cost charged by Phoenix TV Group	—	(1,217)	(1,763)	(256)
Revenues earned from Phoenix TV Group	10,356	9,454	14,354	2,088

Transactions with CMCC:

	For the Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Advertising revenues earned from CMCC	31,956	33,491	27,532	4,004
Paid services revenues earned from and through CMCC	122,672	138,712	86,352	12,559
Revenue sharing fees and bandwidth costs charged by CMCC	(20,941)	(43,604)	(15,929)	(2,317)

Transactions with Investees:

	For the Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Advances provided to/(repaid by) Phoenix FM	(102)	—	—	—
Loans repaid by Phoenix FM	(7,056)	—	—	—
Revenues earned through Phoenix FM	—	855	160	23
Advertising revenues earned from Tianbo	13,482	13,869	193	28
Advances provided to/(repaid by) Tianbo	(1,177)	29	10,721	1,559
Advertising revenues earned from Lilita	42,619	10,000	9	1
Brand license authorization revenues earned from Lilita	172	161	12	2
Advertising resources provided by Tianbo	(670)	—	—	—
Advances provided to Fenghuang Jingcai	19	—	—	—
Loans provided to Particle and related interest income including the effect of foreign exchange	50,337	87,514	—	—
Loans repaid by Particle	—	(48,747)	(84,083)	(12,229)
Issuance of convertible loans to Particle and related interest income including the effect of foreign exchange	248,249	(1,799)	8,993	1,308
Corporate administrative expenses charged by Particle	—	(725)	(82)	(12)
Sales of assets to Particle at carrying value	—	4,740	(413)	(60)
Revenue sharing fees charged by investees	—	(111)	(77)	(11)

Phoenix New Media Limited

Notes to Consolidated Financial Statements

23.  Related Party Transactions (Continued)

As of December 31, 2017 and 2018, the amounts due from and due to related parties were as follows (in thousands):

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Amounts due from related parties:
Due from CMCC (Note 3)	63,216	59,871	8,708
Due from Phoenix TV Group	10,520	10,489	1,526
Due from Particle	89,323	10,022	1,458
Due from other investees, net	24,155	10,846	1,577
Total	187,214	91,228	13,269
Amounts due to related parties:
Due to CMCC	4,043	605	88
Due to Phoenix TV Group	8,657	14,396	2,094
Due to Yitong Technology (Note 10)	—	6,500	945
Due to Others	1,440	3,717	541
Total	14,140	25,218	3,668

The amounts due from Phoenix TV Group represent accounts receivable from Phoenix TV Group for the advertising services provided to its customers, and the amounts due to Phoenix TV Group represent resources or services provided by Phoenix TV Group, expenses paid by Phoenix TV Group on behalf of the Group, and expenses charged by Phoenix TV Group under the cooperation agreements (see Note 2 (a)).

In May 2018, the Group granted an unsecured short-term loan to Tianbo with a principal amount of approximately RMB10.0 million (US$1.5 million) at an interest rate of 10% per annum and with an initial term of twelve months. Considering the doubts on the collection of receivable, the Group made bad debt provision to receivable from Tianbo with a total amount of RMB14.7 million and RMB17.2 million (US$2.5 million) for the years ended December 31, 2017 and 2018, respectively, and made bad debt provision to receivable from Lilita with a total amount of RMB1.0 million in 2017, which were reduced from amounts due from related parties.

The Group granted a US$6.8 million (RMB45.9 million) loan to Particle in November 2016 at an interest rate of 9% per annum and with a term of six months (the “November 2016 Loan”). In December 2016, the Group revised and extended the term of the November 2016 Loan from six months to twelve months. In January 2017, the Group granted another unsecured RMB74.0 million loan to Particle at an interest rate of 9.0% per annum and with maturity of twelve months (the “January 2017 Loan”). In November 2017, Particle repaid all of the principal and interests of the November 2016 Loan. In July 2018, Particle repaid all of the principal and interests of the January 2017 Loan. As of December 31, 2017 and 2018, the carrying values of the loans granted to Particle recorded in amounts due from related parties were RMB80.4 million and nil, respectively.

For the years ended December 31, 2016, 2017 and 2018, total interest income arising from loans provided to Particle, convertible loans due from Particle and bank interest expenses incurred by the Group but borne by Particle were RMB9.1 million, RMB23.1 million and RMB9.9 million (US$1.4 million), respectively.

24.  Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs incorporated in the PRC are required to annually appropriate 10% of their net after-tax income to the general reserve fund or the statutory surplus fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, and in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), General Notes to Financial Statements , the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which the restricted portion amounted to approximately RMB554.3 million and RMB552.2 million (US$80.3 million) as of December 31, 2017 and 2018, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to the Company’s shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), General Notes to Financial Statements and concluded that it was applicable for the Company to disclose its condensed financial information for the year ended December 31, 2018. For the purposes of presenting the Company’s separate financial information, the Company records its investments in its subsidiaries and VIEs under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investments using equity accounting” and “Share of profit of investments using equity accounting, net of impairments” in the condensed statements of comprehensive income/(loss). See Note 26 for the Company’s information.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

25.  Subsequent Events

On March 1, 2019, the Group acquired another 25.5% equity interest in Yitian Xindong from Bingruixin. As a result, the Group currently holds 51.0% equity interest in and a 51.0% voting rights of Yitian Xindong and expects to continue to consolidate Yitian Xindong’s financial statements. As this transaction only leads to an increase in the Group’s ownership interest in Yitian Xindong and the Group retains its controlling financial interest in Yitian Xindong, this transaction shall be accounted for as equity transactions, with no gain or loss recognized in the consolidated statements of comprehensive income/(loss).

The fair value of available-for-sale debt investments in Particle were RMB1,196.3 million and RMB1,959.5 million (US$285.0 million) as of December 31, 2017 and 2018, respectively. Refer to Note 9. On February 23, 2019, the Company entered into a binding letter of intent (the “LOI”) with an independent buyer and its designated entities (collectively referred to as “Proposed Buyers”) to sell 32% of the total outstanding shares of Particle on an as-if converted basis for a total consideration of US$448 million (approximately RMB3,009 million) in cash. The proposed buyers have paid cash deposit of US$100 million to the Company, and the Company and the proposed buyers entered into the purchase agreement (the “SPA”) on March 22, 2019 (the “Proposed Transactions”). The Company currently owns approximately 37.63% of the total outstanding shares of Particle on an as-if converted basis and is expected to own approximately 5.63% if the Proposed Transactions are completed.

Completion of the Proposed Transactions, however, are still subject to certain closing conditions (the “Closing Conditions”), including but not limited to approvals by the board of directors and shareholders of the Company’s parent company, Phoenix Media Investment (Holdings) Limited (including any related necessary approval by The Stock Exchange of Hong Kong Limited), as well as approvals, consents and waivers, as applicable, of other shareholders of Particle. There is no assurance that the Proposed Transactions will ever be closed.

As previously announced by the Company, the Company may be required to return the US$100 million of deposit to the Proposed Buyers together with interests, and may be required to pay liquidated damages, if the Proposed Transactions fail to close for certain reasons. While the SPA includes substantially the same terms as set forth in the LOI, the Company also agreed in the SPA that it will (i) pay liquidated damages of US$40 million and otherwise fully compensate the Proposed Buyers if the Company materially breaches its representations, warranties and obligations under the SPA, and (ii) pay to the Proposed Buyers additional compensation calculated at an annual rate of 6% for the period in which the Company has held the US$100 million of deposit if the Proposed Transactions fail to close before July 22, 2019 or within such longer period as agreed by the parties due to failure to obtain approvals by the board of directors and shareholders of Phoenix Media Investment (Holdings) Limited for the Proposed Transactions.

On April 1, 2019, the Group announced that it would regain control over Tianbo and expect to consolidate the financial statements of Tianbo starting from April 1, 2019 by making certain revisions to the articles of association of Tianbo to accelerate the development of its real estate vertical and to further bolster the development of the Group’s real estate vertical and to create more synergies on Tianbo’s new business expansion as a second-hand real estate platform. As a result, the Group expects to fully consolidate the financial statements of Tianbo as a subsidiary starting from April 1, 2019, which may have material impacts on the Group’s consolidated financial statements for periods ending after such date. At the same time, the Group agreed to invest in form of free advertising resources as consideration to gain control over Tianbo.

26.  Additional Information - Condensed Financial Statements of the Company

The condensed financial statements of Phoenix New Media Limited have been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04.

The Company records its investments in subsidiaries and VIEs under the equity method of accounting. Such investments are presented on the balance sheets as “Investments using equity accounting”, and the profit of subsidiaries and VIEs is presented as “Share of profit of investments using equity accounting, net of impairments” in the statement of comprehensive income/(loss).

As of December 31, 2017 and 2018, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those, if any, which have been separately disclosed in the consolidated financial statements.

26.  Additional Information - Condensed Financial Statements of the Company (Continued)

Phoenix New Media Limited

Condensed Financial Information of the Company

Balance Sheets

(Amounts in thousands, except for number of shares and per share data)

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	41,208	26,175	3,807
Term deposits and short term investments	—	92,653	13,476
Amounts due from related parties	8,702	10,022	1,458
Amounts due from subsidiaries and VIEs	215,018	224,822	32,699
Prepayments and other current assets	920	1,509	219
Convertible loans due from a related party	102,631	—	—
Total current assets	368,479	355,181	51,659
Non-current assets:
Investments using equity accounting	1,314,191	1,253,899	182,372
Available-for-sale debt investments	1,196,330	1,959,474	284,994
Total non-current assets	2,510,521	3,213,373	467,366
Total assets	2,879,000	3,568,554	519,025
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	—	267,665	38,930
Amounts due to related parties	—	284	41
Amounts due to subsidiaries and VIEs	369,955	87,243	12,689
Accrued expenses and other current liabilities	1,506	1,363	200
Total current liabilities	371,461	356,555	51,860
Non-current liabilities
Deferred tax liabilities	—	132,272	19,238
Total non-current liabilities	—	132,272	19,238
Total liabilities	371,461	488,827	71,098
Shareholders’ equity:
Class A ordinary shares (US$0.01 par value, 680,000,000 shares authorized; 260,001,486 and 264,824,592 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	17,180	17,487	2,543
Class B ordinary shares (US$0.01 par value, 320,000,000 shares authorized; 317,325,360 and 317,325,360 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	22,053	22,053	3,207
Additional paid-in capital	1,587,575	1,604,588	233,378
Statutory reserves	81,237	87,620	12,744
Retained earnings	229,250	159,621	23,215
Accumulated other comprehensive income	570,244	1,188,358	172,840
Total shareholders’ equity	2,507,539	3,079,727	447,927
Total liabilities and shareholders’ equity	2,879,000	3,568,554	519,025

26. Additional Information - Condensed Financial Statements of the Company (Continued)

Phoenix New Media Limited

Condensed Financial Information of the Company

Statements of Comprehensive Income/(Loss)

(Amounts in thousands)

	For the Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Operating expenses:
General and administrative expenses	(8,649)	(9,027)	(8,209)	(1,194)
Total operating expenses	(8,649)	(9,027)	(8,209)	(1,194)
Loss from operations	(8,649)	(9,027)	(8,209)	(1,194)
Other income/(loss):
Interest income	10,016	16,953	326	47
Foreign currency exchange gain/(loss)	2,512	(746)	(11,599)	(1,687)
Gain on disposal of convertible loans due from a related party	—	—	10,565	1,537
Others, net	2,476	2,488	8,230	1,197
Share of profit/(loss) of investments using equity accounting, net of impairments	74,256	27,804	(62,535)	(9,095)
Net income/(loss)	80,611	37,472	(63,222)	(9,195)
Other comprehensive income	275,005	271,898	618,114	89,901
Comprehensive income	355,616	309,370	554,892	80,706

26. Additional Information - Condensed Financial Statements of the Company (Continued)

Phoenix New Media Limited

Condensed Financial Information of the Company

Statements of Cash Flows

(Amounts in thousands)

	For the Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net cash used in operating activities	(2,323)	(8,078)	(9,113)	(1,325)
Cash flows from investing activities:
Placement of term deposits and short term investments	—	(93,970)	(120,220)	(17,485)
Maturity of term deposits and short term investments	83,854	93,970	27,781	4,041
Issuance of convertible loans to a related party	(228,280)	—	—	—
Loans repaid by a related party	—	53,058	—	—
Proceeds from disposal of convertible loans due from a related party	—	—	111,957	16,283
Loans provided to a related party	(45,865)	—	—	—
Investments in investments using equity accounting	(3,554)	—	—	—
Net cash (used in)/provided by investing activities	(193,845)	53,058	19,518	2,839
Cash flows from financing activities:
Borrowings from subsidiaries and VIEs	212,441	—	—	—
Payment to subsidiaries and VIEs	—	(48,871)	(279,607)	(40,668)
Proceeds from exercise of stock options	2,436	12,368	3,677	535
Proceeds from short-term bank loans	—	—	250,492	36,433
Net cash provided by/(used in) financing activities	214,877	(36,503)	(25,438)	(3,700)
Net increase/(decrease) in cash and cash equivalents	18,709	8,477	(15,033)	(2,186)
Cash and cash equivalents at the beginning of the year	14,022	32,731	41,208	5,993
Cash and cash equivalents at the end of the year	32,731	41,208	26,175	3,807