Form 20-F
period 2019-12-31
Phoenix New Media Ltd
filed 2020-04-28
CIK 1509646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                       to

Commission file number 001-35158

Phoenix New Media Limited
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

Sinolight Plaza, Floor 16 No. 4 Qiyang Road Wangjing, Chaoyang District, Beijing 100102 People’s Republic of China
(Address of principal executive offices)

Contact Person: Mr. Edward Lu Chief Financial Officer (86 10) 6067-6869 Sinolight Plaza, Floor 16 No. 4 Qiyang Road Wangjing, Chaoyang District, Beijing 100102 People’s Republic of China
*(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing eight Class A ordinary shares	FENG	New York Stock Exchange, Inc.
Class A ordinary shares, par value $0.01 per share*	N/A	New York Stock Exchange, Inc.

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

264,998,965 Class A ordinary shares were outstanding as of December 31, 2019
317,325,360 Class B ordinary shares were outstanding as of December 31, 2019

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

☐ Yes   ☐ No

PHOENIX NEW MEDIA LIMITED

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2019

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

•	“Chenhuan” refers to Beijing Chenhuan Technology Co., Ltd., a PRC domestic company and one of our affiliated consolidated entities;
•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, Taiwan, Hong Kong and Macau;
•	“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.01 per share;
•	“Class B ordinary shares” refer to our Class B ordinary shares, par value US$0.01 per share, each of which shall be entitled to 1.3 votes on all matters subject to shareholders’ vote;
•	“Fenghuang On-line” refers to Fenghuang On-line (Beijing) Information Technology Co., Ltd., a wholly foreign-owned PRC entity;
•	“Fengyu Network” refers to Beijing Fengyu Network Technology Co., Ltd., a PRC domestic company and a subsidiary of Chenhuan;
•	“Huanyou Tianxia” refers to Beijing Huanyou Tianxia Technology Co., Ltd., a PRC domestic company and an indirect subsidiary of Tianying Jiuzhou;
•	“Qieyiyou” refers to Qieyiyou (Beijing) Information Technology Co., Ltd., a wholly foreign-owned PRC entity;
•	“ordinary shares” refer to our Class A ordinary shares and Class B ordinary shares, collectively;
•	“Phoenix TV” refers to Phoenix Media Investment (Holdings) Limited;
•	“Phoenix TV (BVI)” refers to Phoenix Satellite Television (B.V.I) Holding Limited, a wholly owned direct subsidiary of Phoenix TV, which directly owned 54.5% of our share capital as of March 31, 2020.
•	“Phoenix TV Group” refers to Phoenix TV and its subsidiaries, not including our company.
•

“PRC subsidiaries” refer to Fenghuang On-line (Beijing) Information Technology Co., Ltd., Beijing Fenghuang Yutian Software Technology Co., Ltd., Fenghuang Feiyang (Beijing) New Media Information Technology Co., Ltd., Beijing Fenghuang Borui Software Technology Co., Ltd., Qieyiyou (Beijing) Information Technology Co., Ltd. and any other companies established in the PRC in which we hold direct or indirect certain equity interests and whose financial results are consolidated into our financial statements in accordance with U.S. GAAP; and unless otherwise specified herein, references to “PRC subsidiaries” in this annual report do not include the companies established in the PRC in which we do not hold directly or indirectly any equity interest but whose financial results are consolidated into our financial statements as variable interest entities in accordance with U.S. GAAP.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2017, 2018 and 2019, and as of December 31, 2018 and 2019.

Our ADSs are listed on the New York Stock Exchange under the symbol “FENG.”

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.	KEY INFORMATION
A.	Selected Financial Data

The selected consolidated financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report on Form 20-F. The selected consolidated statements of comprehensive income/(loss) data for the years ended December 31, 2017, 2018 and 2019 and the selected consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report on Form 20-F. The selected consolidated statements of comprehensive income/(loss) data for the years ended December 31, 2015 and 2016 and the selected balance sheet data as of December 31, 2015, 2016 and 2017 have been derived from our audited financial statements not included in this annual report on Form 20-F. The historical results are not necessarily indicative of results to be expected in any future period.

	For the Years Ended December 31,
	2015	2016	2017	2018*	2019*
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except for number of shares and per share (or ADS) data)
Consolidated Statements of Comprehensive Income/(Loss) Data
Revenues:
Net advertising revenues	1,226,516	1,232,210	1,353,480	1,198,271	1,263,485	181,488
Paid services revenues	382,680	212,697	221,612	179,108	267,577	38,435
Total revenues	1,609,196	1,444,907	1,575,092	1,377,379	1,531,062	219,923
Cost of revenues (1)	(829,386)	(726,807)	(727,197)	(596,548)	(768,302)	(110,360)
Gross profit	779,810	718,100	847,895	780,831	762,760	109,563
Operating expenses (1) :
Sales and marketing expenses	(346,133)	(339,171)	(493,664)	(537,562)	(615,783)	(88,452)
General and administrative expenses	(183,989)	(181,677)	(146,923)	(162,568)	(271,788)	(39,039)
Technology and product development expenses	(170,714)	(161,880)	(192,325)	(204,723)	(242,757)	(34,870)
Changes in fair value of financial assets-contingent returnable consideration	—	—	—	—	62,051	8,913
Total operating expenses	(700,836)	(682,728)	(832,912)	(904,853)	(1,068,277)	(153,448)
Income/(loss) from operations	78,974	35,372	14,983	(124,022)	(305,517)	(43,885)
Other income, net**	18,928	56,937	34,224	78,515	1,049,760	150,789
Income/(loss) before tax	97,902	92,309	49,207	(45,507)	744,243	106,904
Income tax expense	(25,517)	(14,089)	(14,783)	(20,105)	(20,241)	(2,908)
Net income/(loss)	72,385	78,220	34,424	(65,612)	724,002	103,996
Net loss attributable to noncontrolling interests	1,199	2,391	3,048	2,390	3,827	550
Net income/(loss) attributable to Phoenix New Media Limited	73,584	80,611	37,472	(63,222)	727,829	104,546
Net income/(loss)	72,385	78,220	34,424	(65,612)	724,002	103,996
Other comprehensive income, net of tax: fair value remeasurement for available-for-sale debt investments	15,869	247,336	321,538	566,320	1,188,762	170,755
Other comprehensive loss, net of tax: reclassification adjustment for disposal of available-for-sale debt investments	—	—	—	—	(1,008,795)	(144,904)
Other comprehensive income/(loss), net of tax: foreign currency translation adjustment	22,813	27,669	(49,640)	51,794	37,483	5,384
Comprehensive income	111,067	353,225	306,322	552,502	941,452	135,231
Comprehensive loss attributable to noncontrolling interests	1,199	2,391	3,048	2,390	3,827	550
Comprehensive income attributable to Phoenix New Media Limited	112,266	355,616	309,370	554,892	945,279	135,781
Net income/(loss) attributable to Phoenix New Media Limited	73,584	80,611	37,472	(63,222)	727,829	104,546
Net income/(loss) per Class A and Class B ordinary share:
Basic	0.13	0.14	0.07	(0.11)	1.25	0.18
Diluted	0.13	0.14	0.06	(0.11)	1.25	0.18
Net income/(loss) per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	1.03	1.12	0.52	(0.87)	10.00	1.44
Diluted	1.01	1.12	0.51	(0.87)	10.00	1.44
Weighted average number of Class A and Class B ordinary shares used in computing net income/(loss) per share:
Basic	571,247,723	573,521,536	574,786,887	581,084,453	582,275,800	582,275,800
Diluted	580,785,256	577,037,906	590,433,907	581,084,453	582,275,800	582,275,800

Note:

*

Beginning from January 1, 2018, we adopted a new accounting standard of ASC 606, Revenue from Contracts with Customers, by applying the modified retrospective method. The financial data presented in our financial statements for the years ended December 31, 2018 and 2019 are prepared in accordance with such new revenue accounting standard while all financial data presented for the years ended December 31, 2015, 2016 and 2017 are prepared in accordance with ASC 605, Revenue Recognition.
**

Other income, net generally reflects interest income, interest expense, foreign currency exchange gain or loss, income/(loss) from equity method investments, net of impairments, gain on disposal of convertible loans due from a related party, gain on disposal of available-for-sale debt investments, gain on disposal of an equity investment and acquisition of available-for-sale debt investments and others, net.

(1)	Includes share-based compensation as follows:

	For the Years Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Allocation of share-based compensation:
Cost of revenues	6,335	(4,367)	5,017	3,750	6,830	981
Sales and marketing expenses	3,043	(2,842)	1,877	2,360	1,643	236
General and administrative expenses	21,836	11,025	10,796	5,072	9,025	1,296
Technology and product development expenses	3,140	(1,926)	3,162	2,807	2,723	392
Total share-based compensation included in cost of revenues and operating expenses	34,354	1,890	20,852	13,989	20,221	2,905

	As of December 31,
	2015	2016	2017	2018	2019*
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	310,669	202,694	362,862	174,024	341,016	48,984
Term deposits and short term investments	769,681	781,298	737,657	912,594	1,271,889	182,695
Accounts receivable, net	506,351	405,033	458,744	484,113	638,272	91,682
Total current assets	1,894,953	2,068,385	2,243,266	2,020,570	2,556,702	367,247
Total assets	2,567,206	3,168,542	3,599,108	4,630,719	5,325,817	765,006
Current liabilities	742,840	983,079	1,071,931	1,073,267	1,505,443	216,243
Non-current liabilities	19,680	23,035	26,026	167,091	275,359	39,553
Total liabilities	762,520	1,006,114	1,097,957	1,240,358	1,780,802	255,796
Total shareholders’ equity	1,804,686	2,162,428	2,501,151	3,390,361	3,545,015	509,210

Note:

*  During the course of preparing our audited consolidated financial statements for the year ended December 31, 2019, we discovered a minor error in connection with the special dividend in the 2019 fourth quarter financial results announcement made on March 23, 2020 (“2019 Q4 ER”), and as a result, the total amount of the special dividend payable by us was revised accordingly. Such revision caused an increase of RMB1.1 million in both the “retained earnings” item and the “prepayments and other current assets” item on our consolidated balance sheet as of December 31, 2019 from the amounts previously reported in the 2019 Q4 ER. The revision had no impact on our consolidated statements of comprehensive income/(loss) and had no impact on other items of our consolidated balance sheet in the 2019 Q4 ER. We concluded the impact of the resulting corrections is not material to the financial information contained in the 2019 Q4 ER issued on March 23, 2020 taken as a whole based on assessment under the relevant guidance.

	For the Years Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Non-GAAP gross profit (2)	786,145	713,733	852,912	784,581	769,590	110,544

Non-GAAP income/(loss) from operations (2)	113,328	37,262	35,835	(110,033)	(347,347)	(49,893)
Non-GAAP adjusted net income/(loss) attributable to Phoenix New Media Limited (3)	145,156	84,277	52,028	(54,585)	(316,176)	(45,416)

Notes:

(2)

Non-GAAP gross profit and non-GAAP income/(loss) from operations are both non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding share-based compensation and changes in fair value of financial assets-contingent returnable consideration.

(3)

We define non-GAAP adjusted net income/(loss) attributable to Phoenix New Media Limited as net income/(loss) attributable to Phoenix New Media Limited excluding share-based compensation, income or loss from equity method investments, net of impairments, changes in fair value of financial assets-contingent returnable consideration, gain on disposal of available-for-sale debt investments, gain on disposal of an equity investment and acquisition of available-for-sale debt investments and changes in fair value of forward contract in relation to future disposal of investments in Particle.

We believe the separate analysis and exclusion of the following non-GAAP to GAAP reconciling items add clarity to the constituent parts of our performances. We review non-GAAP gross profit, non-GAAP income/(loss) from operations and non-GAAP adjusted net income/(loss) attributable to Phoenix New Media Limited together with gross profit, income/(loss) from operations and net income/(loss) attributable to Phoenix New Media Limited to obtain a better understanding of our operating performance. We use these non-GAAP financial measures for planning and forecasting and measuring results against the forecast. Using these non-GAAP financial measures to evaluate our business allows us and our investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our investors. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of items like share-based compensation, income or loss from equity method investments, net of impairments, which have been and will continue to be significant recurring items, and without the effect of changes in fair value of financial assets-contingent returnable consideration, changes in fair value of forward contract in relation to future disposal of investments in Particle and gain on disposal of available-for-sale debt investments, which have been significant and one-time items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact our gross profit, income/(loss) from operations and net income/(loss) attributable to Phoenix New Media Limited for the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from or as an alternative to the financial measures prepared in accordance with U.S. GAAP.

Non-GAAP to GAAP reconciling items have no income tax effect.

Our non-GAAP gross profit, non-GAAP income from operations and non-GAAP adjusted net income attributable to Phoenix New Media Limited are calculated as follows for the years presented:

	For the Years Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Gross Profit	779,810	718,100	847,895	780,831	762,760	109,563
Excluding:
Share-based compensation	6,335	(4,367)	5,017	3,750	6,830	981
Non-GAAP gross profit	786,145	713,733	852,912	784,581	769,590	110,544

Income/(loss) from operations	78,974	35,372	14,983	(124,022)	(305,517)	(43,885)
Excluding:
Share-based compensation	34,354	1,890	20,852	13,989	20,221	2,905
Changes in fair value of financial assets-contingent returnable consideration	—	—	—	—	(62,051)	(8,913)
Non-GAAP income/(loss) from operations	113,328	37,262	35,835	(110,033)	(347,347)	(49,893)

Net income/(loss) attributable to Phoenix New Media Limited	73,584	80,611	37,472	(63,222)	727,829	104,546
Excluding:
Share-based compensation	34,354	1,890	20,852	13,989	20,221	2,905
Loss/(income) from equity method investments, net of impairments	41,861	1,776	(6,296)	(5,352)	3,447	495
Changes in fair value of financial assets-contingent returnable consideration	—	—	—	—	(62,051)	(8,913)
Gain on disposal of available-for-sale debt investments	—	—	—	—	(1,001,181)	(143,811)
Changes in fair value of forward contract in relation to future disposal of investments in Particle	—	—	—	—	(4,441)	(638)
Gain on disposal of an equity investment and acquisition of available-for-sale debt investments	(4,643)	—	—	—	—	—
Non-GAAP adjusted net income/(loss) attributable to Phoenix New Media Limited	145,156	84,277	52,028	(54,585)	(316,176)	(45,416)

Currency Translation and Exchange Rates

We have translated certain Renminbi, or RMB, amounts included in this annual report on Form 20-F into U.S. dollars for the convenience of the readers. The rate we used for the translations was RMB6.9618 = US$1.00, which was the noon buying rate on December 31, 2019 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The translation does not mean that RMB could actually be converted into U.S. dollars at that rate.

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

In 2017, 2018, and 2019, we generated 85.9%, 87.0% and 82.5% of our total revenues from advertising services, respectively. Going forward, we expect our net advertising revenues to continue to contribute the majority of our total revenues. Our ability to generate and maintain substantial advertising revenues will depend on a number of factors, many of which are ultimately beyond our control, including but not limited to:

•	the acceptance of online (including mobile and PC-based) advertising as an effective way for advertisers to market their businesses;
•	the maintenance and enhancement of our brand;
•	the maintenance and development of advertising technology, such as the maintenance of advertising data base and advertising placement platform, and the ability to prevent computer virus attack;
•

the maintenance and development of our programmatic advertising platforms. We launched our self-developed demand-side platform, or DSP, Fengyu (“凤羽”) in the second quarter of 2017 and our revenue generated from programmatic advertising has increased significantly since then. In addition, we launched Feng Yi (“凤翼”) in the first quarter of 2018, another customizable marketing solution, catering to premium advertising demands to help our brand advertising clients track and improve the performance of their apps. The global macroeconomic uncertainties, more stringent local regulations on advertisements and more intense competition may slowdown the growth of our programmatic advertising platforms. Our ability to maintain and upgrade Fengyu, Feng Yi and their related platforms, such as data management platform and advertisement exchange platform is crucial to our advertising services and we cannot assure you that such revenue generated from our programmatic advertising platforms will not decline in the future;

•	the development of independent and reliable means of measuring online traffic and verifying the effectiveness of our online advertising services;
•	the development and retention of a large user base with attractive demographics for advertisers; and
•	our ability to have continued success with innovative advertising services.

Our advertisers may choose to reduce or discontinue their business with us if they believe their advertising spending has not generated or would not generate enough sales to end customers or has not improved or would not effectively improve their brand recognition. In addition, certain technologies could potentially be developed and applied to block the display of our online advertisements and other marketing products on PC websites, mobile applications and mobile websites, which may in turn cause us to lose advertisers and adversely affect our operating results. Moreover, changes in government policies could restrict or curtail our online advertising services. Furthermore, the outbreak of a novel strain of coronavirus or COVID-19, and the various temporary measures introduced by the central and local governments in China to contain COVID-19 outbreak have had, and is expected to continue to have, a negative impact on our advertising business as our clients in China may be forced to reevaluate their marketing strategies and budgets. Failure to retain our existing advertisers or attract new advertisers for our advertising services could seriously harm our business, operating results and growth prospects.

We may not be successful in growing our mobile Internet related business and our revenue growth could be negatively impacted.

The growth of the mobile Internet services and applications and the level of demand and market acceptance of our services are subject to many uncertainties. The development of this market and our ability to derive revenues from this market depends on a number of factors, some of which are beyond our control, including but not limited to:

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

We rely on application marketplaces, such as Apple’s iOS App Store, and other handset manufactures’ Android App Store, to drive downloads of mobile applications of our products, including ifeng News, ifeng Video, and the digital reading application Fanyue Novel and Tadu Apps, which include but are not limited to Tadu Literature Application (“塔读文学”) owned by Beijing Yitian Xindong Network Technology Co., Ltd., or Yitian Xindong. In the future, iOS App Store, Android stores or other operators of application marketplaces may make changes to their marketplaces which could hinder or impede access to our products and services. We also depend in part on Internet search engines, navigation sites and web browsers, such as Baidu, Sougou, Hao123, Hao360, UC Browser, 360 Browser and Cheetah Browser, to drive traffic to our PC websites and referrals to our mobile applications and mobile websites. For example, when a user types an inquiry into a search engine, we rely on a high organic search result ranking of our webpages in these search results to refer users to our websites. However, our ability to maintain high organic search result rankings is not totally within our control. Our competitors’ search engine optimization, or SEO, efforts may result in their websites receiving a higher search result page ranking than ours, or Internet search engines could revise their methodologies in a way that would adversely affect our search result rankings. If Internet search engines modify their search algorithms or other methodologies in ways that are detrimental to us, or if our competitors’ SEO efforts are more successful than ours, the growth in our user base could be adversely affected. In addition, navigation websites or web browsers might reduce the recommendation of our products for various reasons from time to time.

We may also rely on pre-installations on handsets to increase traffic to our mobile applications. By partnering with mobile handset manufacturers, we can have our mobile applications exposed directly to our users without downloading from application stores once they buy certain handsets. In this way, users are more inclined to use our mobile applications for convenience reasons. Any reduction in the number of users directed to our PC websites, mobile applications and mobile websites through application marketplaces, Internet search engines, navigation sites, web browsers and pre-installations could harm our business and operating results.

If we are unable to successfully expand our mobile strategy and increase our mobile advertising revenues, our business, operating results and growth prospects could be materially affected.

Use of mobile devices for consumption of news and other media content by consumers in China has been increasing rapidly in recent years. This shift towards mobile has brought with it both challenges and opportunities. We achieved year-over-year growth in mobile advertising revenues during the past years. We see mobile devices as the primary gateway for news consumption going forward and our ability to maintain and increase our mobile advertising revenues will be critical to our future business prospects. While we are taking measures to expand our user base across our various mobile applications, optimize our targeting technology and integrate next-generation high-efficiency advertising solutions, there can be no assurance that these measures will be effective. User preferences and behaviors on mobile devices are rapidly evolving and we may not be able to successfully adapt to these changes. The variety of technical and other configurations across different mobile devices, platforms and applications also increases the challenges associated with our mobile expansion. Although we have taken strict control over operating expenses, we have witnessed significant increase in our traffic acquisition expenses. Our traffic acquisition expenses may continue to increase in the future which will adversely impact our financial results. Our mobile strategy is also subject to risks relating to changes in government policies, regulations or their enforcement with respect to mobile Internet services and applications. Any change to laws and regulations applicable to the mobile Internet industry, such as those relating to content, user privacy, pricing, copyrights and distribution, may impede the growth of mobile Internet in China or make it more difficult for us to carry out our mobile advertising business. If we cannot successfully grow our user base and capitalize on emerging monetization opportunities on mobile devices, we may not be able to maintain or grow our advertising revenues, which could materially and adversely affect our operating results and growth prospects.

While we entered into a series of agreements to sell a substantial part of our investment in Yidian Zixun, we may not be able to complete the proposed transaction and our financial position, results of operation and ADS price could be materially and adversely affected.

We made substantial investments in Particle Inc., or Particle, in the form of investments and loans in the past. Particle operates Yidian Zixun (“—点资讯”), or Yidian, a personalized news and life-style information application in China that allows users to define and explore desired content on their mobile devices. As of the date hereof, we held Series C and Series D1 convertible redeemable preferred shares of Particle, which had been accounted for as available-for-sale debt investments, representing an aggregate of approximately 20.21% equity interest of Particle on an as-if converted basis (which reflected the completion of the issuance of additional shares under Particle's share incentive plan). The fair value of our available-for-sale debt investments in Particle was RMB2,012.5 million (US$289.1 million) as of December 31, 2019. In March 2019, we entered into a share purchase agreement with Run Liang Tai Management Limited, or Run Liang Tai, to sell 32% equity interest of Particle on an as-if converted basis to Run Liang Tai and its designated entities, or the proposed buyers. We subsequently entered into a series of agreements with Run Liang Tai and the shareholders of Particle to resolve certain issues in connection with the sale of shares in Particle. See “Failure of our business strategies through our subsidiaries, affiliates and other business alliance partners and any related disputes could negatively affect our financial condition, operating results and reputation.” and “Item 4. Information on the Company — C. Organizational Structure — Our Corporate Structure” for further details. However, there are still uncertainties as to the completion of the remaining part of the proposed transaction. Any of these will deprive us of the opportunity to realize a significant amount of gain from our investment in Particle and may have a material adverse effect on our financial position, results of operation and our ADS price. In addition, if we fail to complete the proposed transactions, we may not be able to negotiate better or comparable terms or at all with other potential buyers either.

We may also be subject to PRC withholding tax of 10% for the gain recognized from the disposal of available-for-sale debt investments in Particle, with any relevant tax adjustments if applicable, if we are considered as a “non-resident enterprise” under the Corporate Income Tax Law, as regulated by the Public Notice on Several Issues regarding Enterprise Income Tax for Indirect Property Transfer by Non-resident Enterprises, or SAT Circular 7, issued on February 3, 2015, and the Public Notice Regarding Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Public Notice 37, issued on October 17, 2017, which may adversely affect our financial position, results of operation and ADS price.

Newsfeed advertising is becoming an important mobile advertising format in China. If we are unable to successfully develop our newsfeed advertising solution and adapt to new changes in advertising formats and trends, our mobile advertising revenues and growth may be materially and adversely affected.

Newsfeed advertising is the practice of constantly updating lists of advertisements alongside news and information. It effectively helps mobile applications enlarge their advertising inventory by inserting advertisements into the flow of content, while improving the user experience based on native appearance and contextual relevance, implying greater monetization potential. We expect newsfeed advertising to maintain strong growth momentum and become an increasingly important mobile advertising format in China. While we had developed and added newsfeed advertising into our mobile applications and mobile websites in late 2016, we are facing an increasingly competitive environment. For example, several mobile applications of other companies, such as Baidu app, Jinri Toutiao, QQ news (Tencent) and Qutoutiao, are all competing in newsfeed advertising. If we are unable to successfully develop our newsfeed advertising solution and deliver better return on investment, or ROI, to our advertising clients, our future mobile advertising revenues may be materially and adversely affected. Except for newsfeed advertising, we believe that more types of innovative mobile advertising formats may emerge in the future. If we are unable to swiftly develop and adapt to new changes in advertising formats and trends, our mobile advertising revenues may be materially and adversely affected.

Any failure to retain large advertising agencies or attract new agencies on reasonable terms could materially and adversely affect our business. If advertising agencies demand higher service fees, our gross margin may be negatively affected.

Approximately 78.5%, 80.2% and 61.7% of our net advertising revenues in China were derived from advertising agencies in 2017, 2018 and 2019, respectively. We primarily serve our advertisers through advertising agencies and rely on these agencies for sourcing our advertisers and collecting advertising revenue. In consideration for these agencies’ services, the agencies earn advertising agency service fees which are deducted from our gross advertising revenues. While advertising agencies in China commonly increase their agency service fees on a sliding scale basis along with increased volume of business, if our agency service fees increase at a materially disproportional rate relative to our gross advertising revenues, our operating results may be negatively affected. We do not have long-term or exclusive arrangements with these agencies, and we cannot assure you that we will continue to maintain favorable relationships with them. If we fail to maintain favorable relationships with large advertising agencies or attract additional agencies, we may not be able to retain existing advertisers or attract new advertisers and our business and operating results could be materially and adversely affected.

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

Our success depends on our ability to generate sufficient user traffic through the provision of attractive content. If we are not able to license or otherwise obtain popular premium content (such as we-media content, professionally-generated content, or PGC and user-generated content, or UGC, etc.) at commercially reasonable terms, if our desired premium content becomes exclusive to our competitors, or if we are not able to continue to use Phoenix TV’s content, the attractiveness of our offerings to users may be severely impaired.

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

Recently, regulatory authorities in China have increased their supervision of content platforms similar to our website and mobile applications. In addition to the contents that are considered to be violating PRC laws and regulations, such oversight tends to pay more attention to content that is or may be deemed misleading, obscene, pornographic, detrimental, and/or contradicting to social values and moral prevailing in China. A finding of such violation by the regulatory authority may cause the operator of the platform to be subject to penalties and other administrative actions. We have received and may continue to face regulatory inquiries and oral warnings from relevant regulatory authorities from time to time. In a couple of instances, the regulatory authority has ordered suspension of downloads of our mobile applications and prohibited us from providing any update to some of our content for a short period of time. Started on September 26, 2018, we temporarily suspended the services provided through our ifeng News mobile application and wireless application protocol website, or WAP website, as well as our general news and finance channel on ifeng.com for two weeks, and our technology channel on ifeng.com for 30 days, in compliance with a notice from the regulatory authority directing us to do so. In addition, in February 2020, we temporarily suspended the services of the “finance” channel on our ifeng.com website and two channels on our ifeng News mobile application for 15 days in compliance with a notice from the regulatory authority directing us to do so. We cannot assure you that similar events will not occur in the future. In particular, we may have to limit or suspend some or all of our services due to changing regulatory requirements or new government initiatives from time to time. We cannot predict the duration or potential impact of such limitation or suspension either. Any of these events could severely impair the attractiveness of our applications and websites to users, reduce our user traffic and affect our revenue, and our business, financial condition and results of operation may be materially adversely affected.

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

Devices such as mobile phones, tablets, wearable devices and other Internet-enabled mobile devices are widely used in China and in overseas markets to access the Internet. We believe that, for our business to be successful, we will need to continue to design, develop, promote and operate new products and applications that will be compatible with such devices and attractive to users. The design and development of new products and applications may not be successful. We may encounter difficulties with the development and installation of such new products and applications for mobile devices, and such products and applications may not function smoothly. As new devices are released or updated, we may encounter difficulties in developing and upgrading our products or applications for use on mobile devices and we may need to devote significant resources to the creation, support and maintenance of such products or applications for mobile devices, and we may not be successful in doing so. If these efforts are unsuccessful and we are thereby unable to maintain or increase our market share and revenues, our business, operating results and growth prospects could be materially and adversely affected.

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

We have relied and will continue to rely mostly on third parties for the content we distribute across our channels. If these parties fail to develop and maintain high-quality and engaging content or raise their licensing fees, or if a large number of our existing relationships are terminated, we could lose users and advertisers and our brand could be materially harmed. License fees for third-party content showed an increasing trend in 2019. If such license fees continue to increase significantly in the future, our income from operations may be negatively affected. In addition, the Chinese government has the ability to restrict or prevent state-owned media from cooperating with us in providing certain content to us, which, if exercised, would result in a significant decrease in the amount of content we are able to source for our PC websites, mobile applications and mobile websites and negatively impact our operating results.

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

Phoenix TV, our majority shareholder, is a leading global Chinese language TV network broadcasting premium content globally and into China. In November 2009, our PRC subsidiary, Fenghuang On-line, entered into a cooperation agreement with Phoenix TV, or the Phoenix TV Cooperation Agreement, under which Fenghuang On-line and Phoenix TV agreed to certain cooperative arrangements in the areas of content, branding, promotion and technology. Pursuant to the Phoenix TV Cooperation Agreement, in November 2009 each of Tianying Jiuzhou and Yifeng Lianhe entered into a program content license agreement, or Content License Agreement, with Phoenix Satellite Television Company Limited, a subsidiary of Phoenix TV, and a trademark license agreement, or Old Trademark License Agreement, with Phoenix Satellite Television Trademark Limited. Considering the significant growth and changes in our business since execution of these agreements in 2009, we and Phoenix TV Group entered into a new set of agreements in May 2016 and December 2017, or the 2016 and 2017 Agreements, to amend and replace the previous agreements and provide the terms of our continued cooperation. The 2016 and 2017 Agreements include Program Resource License Agreements and Program Text/Graphics Resource License Agreements, or the Program License Agreements, between Phoenix Satellite Television Company Limited and each of Tianying Jiuzhou, Yifeng Lianhe and Fengyu Network, and new trademark license agreements by and between Phoenix Satellite Television Trademark Limited and each of Tianying Jiuzhou and Yifeng Lianhe, or the New Trademark License Agreements. Under the Program License Agreements, we benefited from the license granted to Tianying Jiuzhou, Yifeng Lianhe and Fengyu Network by Phoenix Satellite Television Company Limited, a wholly owned subsidiary of Phoenix TV, to use Phoenix TV Group’s copyrighted content from three television channels of Phoenix TV Group for our various media services in China (excluding Hong Kong, Macau and Taiwan). In addition, Phoenix Satellite Television Trademark Limited and Tianying Jiuzhou entered into four supplementary agreements to the New Trademark License Agreements in April 2018, August 2018 and October 2018, to grant Tianying Jiuzhou the right to sublicense certain trademarks to agents that operate local websites of our Company, which will expire in December 2020.

The Program License Agreements expired in May 2019 and Tianying Jiuzhou and Yifeng Lianhe each entered into a supplemental agreement with Phoenix Satellite Television Company Limited to extend the term of the original Program License Agreements to January 14, 2020. Subsequently, Tianying Jiuzhou and Yifeng Lianhe entered into a program resource license and cooperation agreement with Phoenix Satellite Television Company Limited on January 15, 2020, or the 2020 Program Resource License and Cooperation Agreement. According to the 2020 Program Resource License and Cooperation Agreement, Phoenix Satellite Television Company Limited grants Tianying Jiuzhou and Yifeng Lianhe the license to use Phoenix TV Group’s copyrighted content from two television channels of Phoenix TV Group for our various media services in China (excluding Hong Kong, Macau and Taiwan). See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements and Transactions with Phoenix TV and Certain of its Subsidiaries” for more information about the terms of these agreements.

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

Tianying Jiuzhou and Yifeng Lianhe had total annual revenues of RMB240.8 million (US$34.6 million) in 2019 in accordance with U.S. GAAP, which meant that the annual license fee payable to Phoenix TV Group was RMB5.0 million (US$0.7 million) in 2019. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements and Transactions with Phoenix TV and Certain of its Subsidiaries” for more information about the terms of the New Trademark License Agreements.

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

The PC and mobile Internet industries have been experiencing rapid technological changes. With the advances in Internet interactivity, the interests and preferences of Internet users may increasingly shift to UGC and we-media content, such as WeChat, Weibo and short-form videos. As broadband becomes more accessible, Internet users may increasingly demand content in pictorial, audio-rich and video-rich format. With the development of the mobile Internet in China, mobile users may shift from the current predominant text messaging services and other mobile value-added services, or MVAS, to newer services, such as mobile video streaming and mobile digital reading services. In addition, our success may in part depend on the impact of the expected coming LTE 5G rollout. The 5G technology is expected to increase the speed of mobile service operator networks significantly and such development may further change the way that users access and consume contents. If we are unable to upgrade our product and the services we provide to adapt to the LTE 5G technology and the changes in user behavior that comes with it, we could lose users and our operating results may suffer. Our future success will depend on our ability to anticipate, adapt and support new technologies and industry standards. If we fail to anticipate and adapt to these and other technological changes, our market share and our profitability could suffer.

Our lack of an Internet audio-visual program transmission license has exposed, and may continue to expose, us to administrative sanctions, including the banning of our paid mobile video services and video advertising services, which would materially and adversely affect our business and results of operation.

The PRC government regulates the Internet industry extensively, including foreign ownership of, and the licensing requirements pertaining to, companies in the Internet industry. A number of regulatory agencies, including the Ministry of Culture and Tourism, or the MCT (formerly the Ministry of Culture, or MOC), the Ministry of Industry and Information Technology, or MIIT, the National Radio and Television Administration, or NRTA, (formerly the SAPPRFT), the State Council Information Office, or the SCIO, the Cyberspace Administrator of China, or CAC, and other governmental authorities, jointly regulate all major aspects of the Internet industry. Operators are required to obtain various government approvals and licenses prior to providing the relevant Internet information services.

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

We started offering Internet audio-visual program services through Tianying Jiuzhou in China prior to the issuance of the Audio-visual Program Provisions. Tianying Jiuzhou submitted an application to SAPPRFT to apply for the Internet audio-visual program transmission license when the relevant regulation came into effect. However, as of the date of this annual report, NRTA has not issued Tianying Jiuzhou an Internet audio-visual program transmission license. Although we have been communicating with the relevant government authorities, such government authorities have not informed us as to when they will make a decision on whether to issue such license to Tianying Jiuzhou. In June 2017, SAPPRFT issued a notice requiring us to suspend our ifeng video and audio services due to our lack of Internet audio-visual program transmission license and certain commentary programs that violated government regulations. While we have been able to continue our video and audio operation notwithstanding the notice by cooperating with SAPPRFT to make the necessary changes to our ifeng video and audio services, complying with government regulation and continuing to improve the management and operation of the ifeng video and audio business, we cannot assure you that we will not receive similar or other notices or be subject to other penalties or disciplinary action from the relevant governmental authorities in the future regarding our dissemination of audio-visual programs through our PC websites, mobile applications and mobile websites without such license. We cannot assure you that Tianying Jiuzhou will be able to obtain the Internet audio-visual program transmission license. Based on the opinion of our PRC counsel, Zhong Lun Law Firm, due to Tianying Jiuzhou’s lack of an Internet audio-visual program transmission license, the applicable local counterpart of NRTA may issue further warnings, order us to rectify our violating activity and impose fines on us. In case of severe contravention as determined by NRTA or its applicable local counterpart in its discretion, the applicable local counterpart of NRTA may ban the violating operations, seize our equipment in connection with such operations and impose a penalty of one to two times the amount of the total investment in such operations. The banning of our paid mobile video services and video advertising services would materially and adversely affect our business and operating results.

Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services or to cease the Internet access services provided by third parties to us. In 2019, approximately 88.9% of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties.

We are required to obtain an Internet news license from CAC for the dissemination of news through our PC websites, mobile applications and mobile websites. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Internet News Dissemination.” Tianying Jiuzhou submitted an application to the CAC to apply for the Internet news license when the relevant regulation came into effect and we have been trying our best to obtain the license. However, as of the date of this annual report, the CAC has not issued an Internet news license to Tianying Jiuzhou. Based on the opinion of our PRC counsel, Zhong Lun Law Firm, as a result of Tianying Jiuzhou’s lack of an Internet news license, the CAC or applicable cyberspace administrator at the provincial level may order us to cease our Internet information services or to cease the Internet access services provided by third parties to us and impose a fine on us of not more than RMB30,000. In 2019, approximately 88.9% of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties; and therefore if we are ordered to cease such services, our business, financial condition and results of operation will be materially and adversely affected.

Failure to obtain NRTA’s approval for introducing and broadcasting foreign television programs could have a material adverse effect on our ability to conduct our business.

Some of the video contents on our PC websites, mobile applications and mobile websites are foreign content. PRC law requires approval from NRTA for introducing and broadcasting foreign television programs into China. In September 2004, SARFT promulgated certain regulations of the Administrative Regulations on the Introduction and Broadcasting of Foreign Television Programs, pursuant to which only organizations designated by SAPPRFT are qualified to apply to SAPPRFT or its authorized entities for the introduction or broadcasting of foreign television programs. In addition, on July 6, 2004, SARFT issued the Measures for the Administration of Publication of Audio-Visual Programs through the Internet or Other Information Networks, or the 2004 A/V Measures, which explicitly prohibit Internet service providers from broadcasting any foreign television program over an information network and state that any violation may result in warnings, monetary penalties or, in severe cases, criminal liabilities. On

November 19, 2009, SARFT issued a notice which extended this prohibition to broadcasting over mobile phones. In December 2007 and March 2009, however, SARFT issued two notices which provide that certain foreign audio-visual programs may be published through the Internet provided that certain regulatory requirements have been met and certain permits have been obtained, thereby implying that the absolute restriction against broadcasting foreign television programs on the Internet as set forth in the 2004 A/V Measures has been lifted. On April 25, 2016, SAPPRFT issued the Administrative Provisions on Audio-Visual Program Services through Private Network and Targeted Communication, the 2016 A/V Provisions, which replaced the 2004 Internet A/V Measures. The 2016 A/V Provisions does not explicitly specify whether broadcasting foreign television program is permitted. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Foreign Television Programs and Satellite Channels.” As of the date of this annual report, we have not obtained an approval from NRTA for introducing and broadcasting foreign TV programs produced by certain foreign TV stations in China. We have made oral inquiries with NRTA, and were orally informed that such operations do not violate the regulations on the introduction and distribution of foreign TV programs. Therefore, there is considerable uncertainty as to whether we are permitted to transmit foreign television programs through the online video services that we offer. If NRTA or its local branch requires us to obtain its approval for our introduction and online broadcasting of overseas TV programs, we may not be able to obtain such approval in a timely manner or at all. Based on the opinion of our PRC counsel, Zhong Lun Law Firm, in such case, the PRC government would have the power to, among other things, levy fines against us, confiscate our income, order us to cease certain content service, or require us to temporarily or permanently discontinue the affected portion of our business.

Failure to obtain certain permits for our advertising services that contain drug-related information would subject us to penalties.

Entities in China are not allowed to provide drug-related or medical care information services online before obtaining an Internet Medicine Information Service Qualification Certificate from the relevant local government agencies. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Certain Internet Content.” Certain of our advertising services contain drug-related information. We do not currently have such certificate and we cannot assure you that we may be able to obtain the certificate. Without them, we may be subject to administrative warnings, termination of any Internet drug-related services and online health diagnoses and treatment services on our PC websites, mobile applications and mobile websites, and other penalties that are not clearly provided for in the relevant regulations.

If we fail to obtain or maintain all applicable permits and approvals, or fail to comply with PRC regulations, relating to Internet publishing services and online games, our ability to conduct our digital reading business and online game business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions.

According to PRC regulations regulating Internet publishing services and online games, the provision of online novels and online games is deemed an Internet publication activity, therefore, a Network Publication Service License or a Network Publication Service License from State Administration of Press and Publication, or SAPP (formerly the SAPPRFT) is also required to operate digital reading business and online game business in China. In addition, pursuant to PRC regulations regulating online games, online games (including mobile games) are categorized as a type of “online cultural product”. Therefore, in order to operate an online game business, an operator should obtain an Online Culture Operating Permit from the MCT (with a business scope covering operation of online games). Furthermore, pursuant to the Provisional Measures on the Administration of Online Games promulgated by the MCT on June 3, 2010 and was amended on December 15, 2017, an online mobile games operator should make a filing with the MCT in respect of each domestic game within 30 days of commencing operations, and each online game must be screened by SAPPRFT by way of an approval process before it is first published and made publicly available. However, in May 2019, the General Office of the MCT released the Notice on Adjusting the Scope of Examination and Approval regarding the Internet Culture Operation License to Further Regulate the Approval Work, which specifies that the MCT no longer assumes the responsibility for administering the industry of online games. Furthermore, on July 10, 2019, the MCT issued the Decision on the Abolition of the Provisional Measures on Administration of Online Games and the Administrative Measures for Tourism Development Plan, which specifies that the Provisional Measures on the Administration of Online Games was repealed by the MCT on July 10, 2019. As of the date of this annual report, no laws, regulations or official guidelines have been promulgated regarding whether the responsibility of MCT for regulating online games will be undertaken by another governmental department. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Online Cultural Activities, Online Games and Internet Music.”

As of the date of this annual report, Tianying Jiuzhou has obtained an Internet Publication License from SAPP with respect to books and periodicals published on the Internet, including the mobile Internet, and online and mobile games. However, none of Fengyu Network, Yitian Xindong, Yifeng Lianhe and Huanyou Tianxia has obtained an Internet Publication License or a Network Publication Service License. We license almost all of our online and mobile games from other game operators and share profits with these game operators and we require these game operators to obtain the requisite approvals from SAPP. In 2019, approximately 12.1% of our total revenues were derived from digital reading business and online game business.

We cannot assure you that (i) Fengyu Network, Yitian Xindong, Yifeng Lianhe and Huanyou Tianxia can obtain a Network Publication Service License to operate digital reading business and online game business; or (ii) we or such game operators can obtain all the required approvals and complete the relevant filing procedures with the relevant government authorities for each game we operate in a timely manner or at all. If the relevant authority determines that we are in violation of the relevant laws and regulations regarding Internet publishing services or online games, it would have the power to, among other things, levy fines against us, confiscate our income and require us to discontinue our digital reading or online game business. In addition, if we were deemed to be in violation of the relevant laws and regulations regarding Internet publishing services or online games, SAPP would have the ability to withdraw the Internet Publication License that the government authorities granted to Tianying Jiuzhou on April 15, 2011, which may affect, directly or indirectly, our ability to conduct our online digital reading services and game services.

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

As of December 31, 2019, our management has concluded that our internal control over financial reporting is effective. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective as of December 31, 2019.

However, we may not be able to always maintain an effective internal control over financial reporting for a variety of reasons. Among others, we are based in China, an emerging market where the overall internal control environment may not be as strong as in more established countries. If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to maintain compliance with Section 404 and other requirements of the Sarbanes-Oxley Act.

We may experience continued decline in demand for our MVAS business and any expected economic benefits from this business may not be realized.

In 2017, 2018 and 2019, revenues from our MVAS accounted for 7.4%, 4.9% and 1.2%, respectively, of our total revenues, due to lower demand from mobile users. For more information about our MVAS, see “Item 4. Information of the Company — B. Business Overview — Our Channels—Our Operations with the Telecom Operators.” In addition, we cannot assure you that we will be successful in developing our MVAS business. Due to the uncertainties of our MVAS business and the MVAS industry in China, we may experience continued decline in demand for our MVAS business, and we expect that our MVAS business will contribute to an even smaller proportion of our future revenues. Any further decline in this business could have a negative impact on our business, financial condition and operating results.

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

Tianying Jiuzhou and Yifeng Lianhe are currently engaged in the provision of value-added telecommunications services and each of them has obtained ICP Licenses from MIIT or its local counterpart in Beijing. In addition, Tianying Jiuzhou owns our material domain names, including ifeng.com, and, as of March 31, 2020, owned six registered trademarks that were transferred to it from Phoenix Satellite Television Trademark Limited. Yifeng Lianhe owned 19 registered trademarks, and Tianying Jiuzhou and Yifeng Lianhe continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited, a wholly owned subsidiary of Phoenix TV, in their value-added telecommunications services. Therefore, we are not currently in compliance with the MIIT 2006 Notice.

We have designed propriety logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2020, Tianying Jiuzhou owned 445 PRC registered trademarks, six of which were transferred from Phoenix Satellite Trademark Limited, and Yifeng Lianhe owned 19 PRC registered trademarks. In addition, Tianying Jiuzhou had submitted 242 registration applications relating to 57 logo designs to the PRC Trademark Office. Despite our having registered many trademarks used in our value-added telecommunications business operations, we may continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited.

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

In addition to professionally produced content, content from Phoenix TV and our in-house produced content, we allow our users to upload text and images (UGC) to our PC websites, mobile applications and mobile websites. We have a content screening team of five employees and more than 300 outsourced staff members who are responsible for monitoring and preventing the public release of inappropriate or illegal content, including UGC, on our PC websites, mobile applications and mobile websites or through our services. Although we have adopted internal procedures to monitor the content displayed on our PC websites, mobile applications and mobile websites, due to the significant amount of UGC uploaded by our users, we may not be able to identify all the UGC that may violate relevant laws and regulations. Failure to identify and prevent inappropriate or illegal content from being displayed on our PC websites, mobile applications and mobile websites may subject us to liability.

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

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our PC websites, mobile applications and mobile websites to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to websites or mobile application posting, such as advertisements relating to medical treatment, pharmaceuticals, medical instruments, agrochemicals, veterinary pharmaceuticals and health food, we are obligated to confirm that such review has been performed and approval has been obtained from relevant governmental authorities, which include the local branch of the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce), or SAMR, the local branch of the National Health Commission and the local branch of the State Administration of Traditional Chinese Medicine. On April 24, 2015, the Standing Committee of the National People’s Congress issued the Advertisement Law, which took effect on September 1, 2015 and was amended on October 26, 2018, to further strengthen the supervision and management of advertisement services. In addition, on July 4, 2016, the State Administration of Industry and Commerce, or SAIC issued the Interim Measures for the Administration of Internet Advertising, the New Interim Measures, to further regulate Internet advertising activities. Pursuant to these laws and regulations, any advertisement that contains false or misleading information to deceive or mislead consumers shall be deemed false advertising. Furthermore, the Advertisement Law explicitly stipulates detailed requirements for the content of several different kinds of advertisement, including advertisements for medical treatment, pharmaceuticals, medical instruments, health food, alcoholic drinks, education or training, products or services having an expected return on investment, real estate, pesticides, feed and feed additives, and some other agriculture-related advertisement. Also, according to the New Interim Measures, no advertisement of such special commodities or services which are subject to examination by an advertising examination authority shall be published unless it has passed such examination. In addition, an Internet advertisement shall be identifiable and clearly identified as an “advertisement” so that consumers will know that it is an advertisement. Paid search advertisements shall be clearly distinguished from natural search results. We may be subject to enhanced supervision and more serious penalties in case of a violation (if any) pursuant to such new Advertisement Law and the New Interim Measures. To fulfill these monitoring functions, we include clauses in most of our advertising contracts requiring that all advertising content provided by advertisers must comply with relevant laws and regulations. Pursuant to the contracts between us and advertising agencies, advertising agencies are liable for all damages to us caused by their breach of such representations. Before a sale is confirmed and the advertisement is publicly posted on our PC websites or mobile applications and mobile websites, our account execution personnel, who comprise a separate back-office team, are required to review all advertising materials to ensure there is no racial, violent, pornographic or any other improper content, and will request the advertiser to provide proof of governmental approval if the advertisement is subject to special government review. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to eliminate the effect of illegal advertisement. PRC governmental authorities may even force us to terminate our advertising operation or revoke our licenses in circumstances involving serious violations.

A majority of the advertisements shown on our PC websites, mobile applications and mobile websites are provided to us by third-party advertising agencies on behalf of advertisers. We cannot assure you that all of the content contained in such advertisements is true and accurate as required by the advertising laws and regulations. For example, the Advertisement Law provides that an advertisement operator who posts false or fraudulent advertisements related to the life and health of the consumers, or who knows or should have known other kind of posted advertisement is false or fraudulent will be subject to joint and several liabilities. The New Interim Measures provides that Internet advertisement publishers shall verify related supporting documents, check the contents of the advertisement and be prohibited from publishing any advertisement with nonconforming contents or without all the necessary certification documents. However, for the determination of the truth and accuracy of the advertisements, there are no implementing rules or official interpretations, and such a determination is at the sole discretion of the relevant local branch of the SAMR, which results in uncertainty in the application of these laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations in the future, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, operating results and prospects.

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

Our success depends on the continuous efforts and services of Mr. Shuang Liu, our director and Chief Executive Officer, Mr. Edward Lu, our Chief Financial Officer, Ms. Xiaoyan Chi, our director and Senior Vice President and Mr. Chun Liu, our Senior Vice President. If, however, one or more of our executives or other key personnel are unable or unwilling to continue to provide services to us, we may not be able to find suitable replacements easily or at all. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. We do not maintain key-man life insurance for any of our key personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose advertisers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, if any dispute arises between us and our executives or key employees, these agreements may not be enforceable in China, where these executives and key employees reside, in light of uncertainties with China’s legal system. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could limit the protections available to you and us.”

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

We adopted a share option plan in June 2008, a restricted share and restricted share unit plan in March 2011 and a share option scheme in June 2018. In addition, one of our subsidiaries, Fread Limited, adopted a restricted share unit scheme in March 2018. Another subsidiary of our company, Yitian Xindong, also adopted an option scheme in December 2018. As of March 31, 2020, options to purchase 41,819,000 Class A ordinary shares were granted under the 2008 share option plan and the 2018 share option scheme were outstanding. As of March 31, 2020, a total of 920,000 restricted shares of Fread Limited were granted, and 5,461,293 options of Yitian Xindong were granted. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors, Supervisors and Executive Directors—Share Incentive Plans.” For the years ended December 31, 2017, 2018 and 2019, we recorded RMB20.9 million, RMB14.0 million and RMB20.2 million (US$2.9 million), respectively, in share-based compensation. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant stock options to employees in the future. We intend to grant additional stock options to our employees going forward, and we may implement additional option exchange program in the future, which we expect will further increase our share-based compensation. If we continue to grant share options in the future, our share-based compensation will increase accordingly.

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

In order to strengthen the protection of intellectual property right, Chinese government and courts are improving the judicial system for resolving intellectual property disputes in China. As intellectual property litigation is becoming more common in China, we face increased risk of being sued for potential intellectual property infringements. Third parties may take action and file claims against us if they believe that certain content on our site violates their copyrights or other related legal rights. We have been subject to such claims in the PRC. Government authorities may also impose administrative penalties on us if they find that we have infringed third parties’ intellectual property rights. In October 2015, the National Copyright Bureau imposed a fine of RMB250,000 on Tianying Jiuzhou for disseminating on our PC websites, mobile applications and mobile websites one work of literature that we licensed from third parties that were alleged to have no legal rights to license such work. In November 2016, China Youth Book Inc. and Dewey

Press LLC filed a claim against Tianying Jiuzhou and our company for intellectual property infringement of such work based on the above-mentioned finding of the National Copyright Bureau, and the related claim for damage was approximately RMB235.8 million, even though the actual income we generated from such work was less than RMB1,500. This claim was withdrawn by the plaintiffs in January 2018. In April 2018, we received notices from the local court that the plaintiffs have filed a lawsuit against us again for the same claim, with the related claim for damages reduced to approximately RMB99.8 million. In April 2020, we received the judgment from the local court which ordered us to pay the plaintiffs a total of approximately RMB1.0 million as economic compensation and reimbursement of the plaintiff’s reasonable expenses. As of the date of this annual report, the time limit for lodging an appeal against the judgment has not expired yet and we cannot assure you that the plaintiffs or we will not appeal the judgment. Therefore, the final outcome of this case is still not known yet. In 2019, we also received some complaints and claims from third parties alleging intellectual property infringements by us, although some of the complainants have not provided necessary proofs of title or infringements. While we are negotiating with theses complainants and some of these claims are still pending as of the date of this annual report, we cannot assure you that we will not be proved to have infringed their intellectual property rights or be required to pay any compensation. For more information, see “Item 4. Information on the Company—B. Business Overview—Legal and Administrative Proceedings.”

In addition, our platforms are open to Internet users for uploading text and images and our we-media vertical obtained content produced by a large number of we-media publishers, such as we-media outlets, public intellectual, commentators, scholars, key opinion leaders, or KOLs and professors. As a result, content posted by our users, including we-media publishers and other Internet users, may expose us to allegations by third parties of infringement of intellectual property rights, invasion of privacy, defamation and other violations of third-party rights. Pursuant to our user agreement, users agree not to use our services in a way that is illegal, obscene or may otherwise violate generally accepted codes of ethics. However, given the volume of content uploaded it is not possible, and we do not attempt to identify and remove all potentially infringing content uploaded or published by our users, which may subject us to various claims by third parties.

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

We cannot assure you that we have not become subject to copyright laws in other jurisdictions, such as the United States, by virtue of our listing in the United States, the ability of users to access our videos in the United States and other jurisdictions, the ownership of our ADSs by investors, the extraterritorial application of foreign law by foreign courts or otherwise. Although we have not previously been subject to legal actions for copyright infringement in jurisdictions other than China, it is possible that we may be subject to such claims in the future. Any such claims in China, U.S., or elsewhere, regardless of their merit, could be time-consuming and costly to defend, and may result in litigation and divert management’s attention and resources. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party in China, U.S. or elsewhere could cause us to pay substantial damages. For example, statutory damage awards in the U.S. can range from US$750 to US$30,000 per infringement, and if the infringement is found to be intentional, can be as high as US$150,000 per infringement. Additionally, the risk of an adverse determination in such litigation or an actual adverse determination may result in harm to our reputation or in adverse publicity. The risk of an adverse result or the actual adverse result in litigation may also require us to seek licenses from third parties, pay ongoing royalties or become subject to injunctions requiring us to remove content or take other steps to prevent infringement, each of which could prevent us from pursuing some or all of our business and result in our users and advertisers or potential users and advertising customers deferring or limiting their use of our services, which could materially and adversely affect our financial condition and operating results.

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

Under PRC tax laws and regulations, our PRC subsidiary, Beijing Fenghuang Yutian Software Technology Co., Ltd., or Fenghuang Yutian, Beijing Fenghuang Borui Software Technology Co., Ltd., or Fenghuang Borui, Fenghuang On-line and Tianying Jiuzhou enjoyed, or are qualified to enjoy, certain preferential income tax benefits. The PRC Corporate Income Taxes Law (“CIT Law”), effective on January 1, 2008, further amended on February 24, 2017 and December 29, 2018, and as well as its implementation rules, all significantly curtail tax incentives granted to foreign-invested enterprises. The CIT Law generally applies an income tax rate of 25% to all enterprises, but grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) and Software Enterprises. Under these preferential tax treatments, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years and Software Enterprises are entitled to an income tax exemption for two years beginning from its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years.

Fenghuang On-line had been qualified as an HNTE in November 2014 and August 2017, respectively, and was entitled to a preferential tax rate of 15%. Therefore, Fenghuang On-line was subject to a 15% income tax rate for the years from 2017 to 2019. Tianying Jiuzhou resubmitted applications for qualification and was approved as an HNTE in 2014 and 2017, respectively, and therefore, Tianying Jiuzhou was subject to a 15% income tax rate from 2017 to 2019. In 2012, Fenghuang Yutian was qualified as a Software Enterprise. As 2013 was the first year Fenghuang Yutian generated taxable profit, it was exempted from income taxes for the years 2013 and 2014, and was subject to a 12.5% income tax rate from 2015 to 2017. In 2017, Fenghuang Yutian had been qualified as an HNTE, and therefore, Fenghuang Yutian was subject to a 15% income tax rate in 2018 and 2019. In 2016, Fenghuang Borui was qualified as a Software Enterprise. As 2016 was the first year Fenghuang Borui generated taxable profit, it was exempted from income taxes for the years 2016 and 2017, and was subject to a 12.5% income tax rate in 2018 and 2019. Yitian Xindong was qualified as an HNTE in November 2018, and was subject to a 15% income tax rate in 2018 and 2019. See “Item 10. Additional Information—E. Taxation.”

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

The global financial markets experienced opportunities and challenges side by side in 2019. There were several milestone events in relation to the United States-China trade deal negotiations and the Brexit negotiations in 2019, which led to the signing of the Phase One trade agreement between the United States and China and the official withdrawal of the United Kingdom from the European Union in January 2020. In addition, there have been concerns over unrest in the Middle East and Africa, which have resulted in volatility in financial and other markets. In 2020, the rapid, worldwide spread of COVID-19 has created global economic disruption and uncertainty.

Economic conditions in the PRC are sensitive to macroeconomic conditions. As China shifts from high-speed to high-quality growth, China’s gross domestic product growth decelerated since 2012. According to the National Bureau of Statistics of China, China’s gross domestic product growth was at 6.1% in 2019. Due to impacts from the COVID-19 pandemic, however, China’s gross domestic product declined by 6.8% in the first quarter of 2020. Since demand for our paid and advertising services are sensitive to macro-economic conditions globally and in the PRC, our business prospects may be affected by the macroeconomic environment. Any prolonged slowdown or contraction in the global or PRC economy may have a material adverse effect on our business, operating results and financial condition, and continued turbulence in the international markets may materially and adversely affect our ability to access the capital markets to meet liquidity needs.

PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

On August 8, 2006, six PRC regulatory authorities, including the CSRC, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the 2006 M&A Rules, which were later amended on June 22, 2009. The 2006 M&A Rules establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the anti-trust governmental authority shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, national security review rules issued by the PRC governmental authorities in 2011 require acquisitions by foreign investors of domestic companies engaged in military related or certain other industries that are crucial to national security to be subject to prior security review. According to the MOFCOM Security Review Rules, a security review is required for mergers and acquisitions of PRC domestic enterprises by foreign investors (i) having “national defense and security” concerns, and (ii) where the foreign investors may acquire the “de facto control” of the PRC domestic enterprises having national security concerns such as key farm products, key energy and resources, and key infrastructure, transportation, technology and major equipment manufacturing industries. Circular No. 6, however, does not define the term of “key” or “major,” nor has it exhausted all the industries that may be deemed as sensitive industries subject to the security review.

We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the 2006 M&A Rules, the MOFCOM Security Review Rules, if applicable, and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. However, it is also uncertain whether the 2006 M&A Rules, the MOFCOM Security Review Rules or the other PRC regulations regarding the acquisitions of PRC companies by foreign investors will be materially repealed or amended as the Foreign Investment Law, or the FIL, became effective on January 1, 2020. Any adverse change in rules or regulations may have a material adverse effect on our business and operating results.

There is a substantial risk we will be classified as a passive foreign investment company, or PFIC, for 2019, which could result in adverse United States federal income tax consequences to United States Holders (as defined below).

Based upon the past and projected composition of our income, assets, and the valuation of our assets, including goodwill, we believe there is a substantial risk that we will be classified as a “passive foreign investment company,” or PFIC, for 2019, and we may be classified as a PFIC for future taxable years. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes for any taxable year in which: (i) at least 75% of our gross income in a taxable year is passive income, or (ii) at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Consequences—Passive Foreign Investment Company.”

In addition, it is not entirely clear how the contractual arrangements between us and our affiliated consolidated entities will be treated for purposes of PFIC rules. If it is determined that we do not own the stock of our affiliated consolidated entities for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we are more likely to be treated as a PFIC.

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

If we are a PFIC for any year during which a United States Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such United States Holder holds our ADSs or Class A ordinary shares, unless we cease to be a PFIC and such United States Holder makes a certain election. See “Item 10. Additional Information —E. Taxation—Material United States Federal Income Tax Consequences—Passive Foreign Investment Company.” The determination of our PFIC status is based on an annual analysis that includes ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn. Because this involves extensive factual investigation and cannot be completed until the close of a taxable year, there can be no assurance we will not be a PFIC for any future year.

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

In March 2014, IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P., or the IDG-Accel Funds, acquired US$3.0 million convertible preferred shares of Phoenix FM Limited, or Phoenix FM, previously a subsidiary of us, to accelerate development of the ifeng application business. Despite holding 71.8% of the equity interest in Phoenix FM at the time, we accounted for our investment in Phoenix FM as an equity method investment since we did not control Phoenix FM due to substantive participating rights that had been provided to the IDG-Accel Funds. As of December 31, 2019, the carrying value of our equity investment in Phoenix FM was nil. In April 2020, Phoenix FM and its subsidiaries and shareholders underwent a series of debt restructuring transactions to restructure the shareholding structure of Phoenix FM. After the completion of the restructuring, IDG-Accel Funds will no longer hold equity interest in Phoenix FM and its subsidiaries. After the completion of the transaction, Tianying Jiuzhou and Mr. Ya Li will directly hold 19.99% and 80.01%, respectively, of the equity interest in Phoenix FM (Beijing) Information Technology Co., Ltd., the former subsidiary of Phoenix FM, and we will continue to account for our investment in Phoenix FM as an equity method investment.

We made substantial investments in Particle in the form of investments and loans in the past. Particle operates Yidian, a personalized news and life-style information application in China that allows users to define and explore desired content on their mobile devices. As of the date hereof, we held Series C and Series D1 convertible redeemable preferred shares of Particle, which had been accounted for as available-for-sale debt investments, representing an aggregate of approximately 20.21% equity interest of Particle on an as-if converted basis (which reflected the completion of the issuance of additional shares under Particle's share incentive plan). The fair value of our available-for-sale debt investments in Particle was RMB2,012.5 million (US$289.1 million) as of December 31, 2019. In March 2019, we entered into a share purchase agreement with Run Liang Tai to sell 32% equity interest of Particle to the proposed buyers for a total consideration of US$448 million in cash. On July 23, 2019, we entered into a supplemental agreement with Run Liang Tai, or the Particle Supplemental Agreement after we had a dispute with Run Liang Tai regarding the satisfaction of certain closing conditions under the original share purchase agreement. According to the Particle Supplemental Agreement, we agree to increase the number of shares of Particle to be transferred to the proposed buyers from 199,866,509 shares to 212,358,165 shares while the total purchase price will remain unchanged at US$448 million. In addition, we agreed that the proposed buyers may pay the purchase price in several installments and deliver the preferred shares of Particle to the Proposed Buyers in batches. We and the proposed buyers agreed to close the proposed transactions as described in the Particle Supplemental Agreement regardless of any dispute raised by any party in respect of satisfaction of the closing conditions under the original share purchase agreement. However, after we executed the Particle Supplemental Agreement, two shareholders of Particle, Long De Cheng Zhang Culture Communication (Tianjin) Co., Ltd., which later transferred its shares in Particle to Long De Cheng Zhang (Tianjin) Investment Management Center, and Long De Holdings (Hong Kong) Co., Limited, notified us that they intend to exercise their co-sale rights under Particle’s existing shareholders agreement, or the Particle Shareholders Agreement. On January 20, 2020, we entered into an agreement with Long De Cheng Zhang (Tianjin) Investment Management Center and Long De Holdings (Hong Kong) Co., Limited, collectively the Long De Entities, or the Co-Sale Agreement. Pursuant to the Co-Sale Agreement, the Long De Entities will sell approximately 9.8 million preferred shares of Particle, or the Long De Sale Shares, to the proposed buyers for a total consideration of approximately US$20.7 million in cash and the number of Particle shares to be sold by us will be reduced accordingly. As a result, we are expected to sell a total of 29.19% equity interest of Particle (which reflected the completion of the issuance of additional shares under Particle's share incentive plan) to the proposed buyers for a total consideration of approximately US$427.3 million in cash under the original share purchase agreement as amended by the Particle Supplemental Agreement and the Co-Sale Agreement. The Co-Sale Agreement is subject to approval by the shareholders of our parent company, Phoenix Media Investment (Holdings) Limited. While we have completed delivery of the first batch of Particle shares to the proposed buyers pursuant to the Particle Supplemental Agreement and received consideration of US$200 million for such shares and recognized a gain on disposal of available-for-sale debt investments of RMB1,001.2 million (US$143.8 million) in the consolidated statements of comprehensive income/(loss), and we have received a further deposit of US$50 million for the second batch preferred shares of Particle to be delivered to the Proposed Buyers in or before August 2020, however, there are still uncertainties as to the completion of the remaining part of the proposed transaction. If the remaining part of the transaction is also completed, we expect to continue to hold approximately 4.7% of equity interest of Particle on an as-if converted and fully diluted basis (which reflected the completion of the issuance of additional shares under Particle’s share incentive plan) after the completion. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — While we entered into a series of agreements to sell a substantial part of our investment in Yidian Zixun, we may not be able to complete the proposed transaction and our financial position, results of operation and ADS price could be materially and adversely affected.”

In December 2018, we acquired a 25.5% equity interest in Yitian Xindong, for an aggregate purchase price of RMB144.1 million. Telling Telecommunication Co., Ltd., or Telling Telecom, concurrently transferred another 25.5% of its equity interests in Yintian Xindong to Shenzhen Bingruixin Technology Co., Ltd., or Bingruixin, a third party, which then granted an option to us that allowed us to acquire a 25.5% equity interest from Bingruixin for RMB144.1 million. Bingruixin also entrusted the voting rights of such 25.5% equity interest to us, as a result of which we started to consolidate Yitian Xindong in our financial statements from December 28, 2018. We exercised the call option granted by Bingruixin on March 1, 2019 and acquired another 25.5% equity interest in Yitian Xindong. We currently hold 51% of the equity interests in Yitian Xindong and continue to consolidate Yitian Xindong. The revenues of Yitian Xindong for the year ended December 31, 2019 were RMB204.0 million (US$29.3 million) and the net income of Yitian Xindong for the year ended December 31, 2019 were RMB2.5 million (US$0.4 million), which should mean that Yitian Xindong’s financial performance targets in 2019 as specified in our agreement with Telling Telecom in connection with our acquisition of Yitian Xindong were not met and we should have the right to receive a contingent returnable consideration of RMB170.6 million (US$24.5 million) from Telling Telecom. However, based on current communication with Telling Telecom, we estimated that the probability of successfully collecting the contingent returnable consideration of RMB170.6 million (US$24.5 million) would be 60% as there were still some disputes between Telling Telecom and us, and as a result, the fair value of our right to receive the contingent returnable consideration as of December 31, 2019 were RMB98.5 million (US$14.1 million), with the changes in fair value of RMB62.1 million (US$8.9 million) recognized in the consolidated statements of comprehensive income/(loss) of the year ended December 31, 2019. We cannot assure you that the disputes with Telling Telecom will be resolved in our favor nor that we will eventually be able to receive all or any part of the contingent returnable consideration. If we cannot resolve such disputes, the business, operation and financial performance of Yidian Xindong may be materially and adversely affected. Yitian Xindong owns Tadu Apps, which collectively have more than one million daily active users. We recorded goodwill of RMB338.3 million from the acquisition, which would not be amortized but was tested for impairment on an annual basis, or more frequently if events or changes on circumstances indicates that it might be impaired. There was no impairment loss for goodwill recognized for the year ended December 31, 2019.

We hold 50% of the equity interests in Beijing Fenghuang Tianbo Network Technology Co., Ltd., or Tianbo. Before April 2019, as we had significant influence over financial and operating decision-making, we accounted for the 50% equity interest by using the equity method of accounting. On April 1, 2019, we obtained control over Tianbo and consolidated Tianbo starting from April 1, 2019 as we and other shareholders of Tianbo agreed to make certain revisions to the articles of association of Tianbo, which granted us the voting power to decide Tianbo’s significant financial and operating decisions at both the shareholder level and the board level, to accelerate the development of its real estate vertical and to further bolster the development of our real estate vertical and to create more synergies on Tianbo’s new business, with the equity interest in Tianbo of 50% unchanged. At the same time, we agreed with other shareholders of Tianbo and would provide free advertising resources to Tianbo as consideration to gain control over Tianbo. Tianbo is principally engaged in operation of the real property channel and sales of real property advertisements for ifeng.com.

In January 2015, in order to leverage our brand, content platform and large user base to expand into more entertainment related businesses, we established a subsidiary, Shanghai Meowpaw Info&Tech Co., Ltd., or Meowpaw. Meowpaw is engaged in creating intellectual properties, related games, books, movies and animations, etc. Meowpaw will apply for the necessary licenses and permits when required. As of the date of this annual report, we held 75% of Meowpaw’s equity interests, and its noncontrolling shareholder, who is an individual, held the remaining 25%. Meowpaw’s share capital was not sufficient to support its operations. In addition to the capital injection, we have provided a long-term financing of RMB79.0 million to support its operations.

In August 2017, we acquired an 8% equity interest in Shenzhenshi Kuailai Technology Co., Ltd., or Kuailai, with a consideration of RMB0.2 million. Kuailai operates Xunhutai, a life-style information application in China. As of December 31, 2019, the carrying value of our equity investment in Kuailai was RMB0.2 million (US$0.03 million).

In November 2018, we acquired a 10% equity interest in Yitong Technology (Hangzhou) Limited, or Yitong Technology, by investing in newly issued shares of Yitong Technology with a total consideration of RMB13.0 million. Yitong Technology mainly engages in big data application development and operation in China. As our equity investment in Yitong Technology has preferred liquidation rights, it is not considered as in-substance common stock, and should be measured at fair value, with changes in the fair value recognized through net income/(loss). As the investments in Yitong Technology lack readily determinable fair values, we elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. As of December 31, 2019, the carrying value of our equity investment in Yitong Technology was RMB13.0 million (US$1.9 million).

In December 2018, we acquired a 40% equity interest in Henan Fengyi Feiyang Network Technology Limited, or Fengyi Technology, with a consideration of RMB2.0 million. Fengyi Technology mainly engages in advertising service in China. As the investment in Fengyi Technology is redeemable at our option, it is not considered in-substance common stock but considered debt securities. Our investment in Fengyi Technology is classified as available-for-sale debt investments and reported at fair value. As of December 31, 2019, the fair value of investment in Fengyi Technology was RMB2.0 million (US$0.3 million).

In January 2020, our company and an independent third party proposed to jointly operate advertising business. One of our subsidiary, Fengqingyang (Beijing) Culture Transmission Co., Ltd., or Fengqingyang, formerly known as Beijing Youjiuzhou Technology Co., Ltd., underwent an increase in share capital and our equity interest in it decreased from 100% to 60%. Our company and the third-party investor subscribed to the additional share capital and hold 60% and 40% of the equity interest in Fengqingyang, respectively. We continue to consolidate Fengqingyang, as the third-party investor do not obtain any participating rights that would preclude us from consolidating Fengqingyang.

In addition, we previously invested in several other businesses. After considering the operating results of these entities and the likelihood of recovering value from such investments, our equity interests in these businesses have been fully impaired and we have fully written off our entire investments in these entities.

It is uncertain whether we will receive the expected benefits from these investments, due to any adverse regulatory changes, worsening of economic conditions, increased competition or other factors that may negatively affect the related business activities. We accounted for some of our investments in affiliates under the equity method. Therefore, net losses incurred by equity method investees may cause us to record our share of the net losses. Furthermore, we may lose the capital which we have invested in affiliates and other business alliances or may incur impairment losses on securities acquired in such alliances. For example, although we have entered into a series of agreements with Run Liang Tai and Long De Entities to sell a substantial portion of our investment in Particle, if such transaction does not complete as expected, we may not be able to negotiate better or comparable terms or at all with other potential buyers, and we may not be able to realize any gain and may incur losses from our investment in Particle.

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

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations. In particular, we could be materially adversely affected by the COVID-19 pandemic.

We are vulnerable to natural disasters and other calamities that are beyond our control. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide our credit products.

Our business could also be adversely affected by the effects of health epidemics and pandemics, such as COVID-19, Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS. For example, recently, COVID-19 has spread throughout China and worldwide. The Chinese central government and local governments in China have introduced various temporary measures to contain the COVID-19 outbreak, such as extension of the Lunar New Year holiday and travel restrictions, which has adversely impacted national and local economy to different degrees. We have observed negative impact on our advertising business as our clients in China have been forced to reevaluate their marketing strategies and budgets and our business operations have had and may continue to be adversely affected. In addition, our business operations could be disrupted if any of our employees is suspected of contracting the COVID-19 or any other epidemic disease, since our employees could be quarantined and/or our offices be shut down for disinfection. The potential downturn brought by and the duration of the COVID-19 may be difficult to assess or predict where actual effects will depend on many factors beyond our control. The extent to which the COVID-19 impacts our business, results of operations, cash flows and financial condition remains uncertain, and we are closely monitoring its impact on us. Our business, results of operations, financial conditions and prospects could be materially and adversely affected to the extent that the COVID-19 or any other epidemic harms the Chinese economy in general. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Risks Relating to Our Corporate Structure

Phoenix TV (BVI) owns our Class B ordinary shares with 1.3 votes per share, allowing it and Phoenix TV to exercise significant influence over matters subject to shareholder approval, and their interests may not be aligned with the interests of our other shareholders.

Phoenix TV (BVI), a wholly owned direct subsidiary of Phoenix TV, owned 54.5% of our total issued and outstanding shares as of March 31, 2020. Moreover, all shares held by Phoenix TV (BVI) are Class B ordinary shares with 1.3 votes per share. As a result, Phoenix TV (BVI) held 60.9% of the total voting power of our ordinary shares as of March 31, 2020. Accordingly, Phoenix TV (BVI), and Phoenix TV through Phoenix TV (BVI), have substantial control over the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, and their interests may not align with the interests of our other shareholders. Phoenix TV (BVI) may take actions that are not in the best interest of us or our other shareholders and may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit our other shareholders. This significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors’ perception that conflicts of interest may exist or arise.

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

We cannot assure you, however, that we will be able to enforce these contracts. Although we believe we are in compliance with current PRC regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. For example, it is uncertain whether the government authorities will promulgate other implementation rules of FIL and how the implementation rules, when they come into force, may impact the viability of our current corporate structure in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” If the PRC government determines that we do not comply with applicable laws and regulations, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our PC websites or mobile applications and mobile websites, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.

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

We and our non-PRC subsidiaries rely on dividends and other distributions on equity from our PRC subsidiaries, for our cash requirements, including the funds necessary to repay the short-term loans or service any debt we may incur. If our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Fenghuang On-line and Qieyiyou currently have in place with the respective affiliated consolidated entities in a manner that would materially and adversely affect the ability of Fenghuang On-line and Qieyiyou to pay dividends and other distributions to us. Further, relevant PRC laws, rules and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, determined in accordance with accounting standards and regulations of China. Our PRC subsidiaries must set aside at least 10% of after-tax income each year to reserve funds prior to payment of dividends until the cumulative fund reaches 50% of their respective registered capital. As a result of these PRC laws, rules and regulations, our PRC subsidiaries are restricted from transferring a portion of their net assets to us whether in the form of dividends. As of December 31, 2019, our consolidated retained earnings were RMB186.3 million (US$26.8 million), out of which our PRC subsidiaries’ retained earnings were approximately RMB972.0 million (US$139.6 million). Any limitation on the ability of our PRC subsidiaries to pay dividends to us and our non-PRC subsidiaries could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, repay loans or otherwise fund and conduct our business.

Strengthened scrutiny over acquisition and disposition transactions by the PRC tax authorities may have a negative impact on us or your disposition of our shares or ADS.

Our operations and transactions are subject to review by the PRC tax authorities pursuant to relevant PRC laws and regulations. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. For example, on April 30, 2009, the Ministry of Finance and the State Administration of Taxation jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the State Administration of Taxation issued the Notice on Strengthening the Management on Enterprise Income Tax for Equity Transfers of Non-resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively on January 1, 2008. Pursuant to the two circulars, in the event that we dispose of any equity interests in wholly foreign-owned enterprises, whether directly or indirectly, we may be subject to income tax on capital gains generated from disposal of such equity interests. The PRC tax authorities have the discretion under Circular 59 and Circular 698 to make adjustments to taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of the corresponding investment. If the PRC tax authorities make such an adjustment, our income tax costs will be increased.

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

The PRC legal system is a civil law system based on written statutes. Unlike in the common law system, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct substantially all of our business through our subsidiary and consolidated affiliates and their subsidiaries established in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of Chinese administrative and court proceedings and the level of legal protection we enjoy in China than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our employees, business partners, customers and suppliers. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. For instance, on March 15, 2019, the National People’s Congress promulgated the FIL, which took effect on January 1, 2020, and the government authorities may promulgate other implementation rules subsequently. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Foreign Investment Law.” Substantial uncertainties still exist with respect to the interpretation and implementation of these new laws. As a result, we may not be aware of how it may impact the viability of our current corporate structure, corporate governance and business operations. These uncertainties could limit the legal protections available to us and other foreign investors. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

Fluctuations in exchange rates of the Renminbi could materially affect our reported operating results.

The exchange rates between the Renminbi and the U.S. dollar, Euro and other foreign currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. In 2017, the RMB appreciated approximately 6.3% against the U.S. dollar; in 2018, the RMB depreciated approximately 5.7% against the U.S. dollar; and in 2019, the RMB depreciated approximately 1.3% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. It remains unclear what further fluctuations may occur or what impact this will have on our results of operations.

As we may rely on dividends and other fees paid to us by our subsidiary and affiliated consolidated entities in China, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we will receive from any offshore financing that we may undertake in the future into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes or commercial reasons, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. We recorded foreign exchange loss of RMB23.6 million in 2017, foreign exchange gain of RMB6.8 million in 2018 and foreign exchange gain of RMB7.9 million (US$1.1 million) in 2019, primarily due to the RMB fluctuation against the U.S. dollar. Our operating results are sensitive to changes in exchange rates of the Renminbi. Future fluctuations that are adverse to us could have a material adverse effect on our results of operation, financial condition or liquidity.

The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors, executive officers or the expert named in this annual report may be limited and therefore you may not be afforded the same protection as provided to investors in U.S. domestic companies.

The SEC, U.S. Department of Justice (“DOJ”) and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies such as us, and non-U.S. persons, such as our directors and executive officers in China. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as China. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China. There are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against us or our directors, executive officers or other gatekeepers in case we or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in China may be constrained in their ability to assist U.S. authorities and overseas investors more generally. As a result, if we have any material disclosure violation or if our directors, executive officers or other gatekeepers commit any fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against us, our directors, executive officers or other gatekeepers.

Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China, based on United States or other foreign laws, against us, our directors, executive officers or the experts named in this annual report and therefore you may not be able to enjoy the protection of such laws in an effective manner.

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon us, our directors and executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Even if you obtain a judgment against us, our directors, executive officers or the expert named in this annual report in a U.S. court or other court outside China, you may not be able to enforce such judgment against us or them in China. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts in the United States, the United Kingdom, Japan or most other western countries. Therefore, recognition and enforcement in China of judgments of a court in any of these jurisdictions may be difficult or impossible. In addition, you may not be able to bring original actions in China based on the U.S. or other foreign laws against us, our directors, executive officers or the expert named in this annual report either. As a result, shareholder claims that are common in the U.S., including class action securities law and fraud claims, are difficult or impossible to pursue as a matter of law and practicality in China. Therefore, you may not be able to effectively enjoy the protection offered by the U.S. laws and regulations that intend to protect public investors.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the net proceeds from any offshore financing that we may undertake in the future to make loans or additional capital contributions to our PRC subsidiaries and affiliated consolidated entities.

In utilizing the net proceeds from our initial public offering, as an offshore holding company of our PRC subsidiaries and affiliated consolidated entities, we may make loans to our PRC subsidiaries and affiliated consolidated entities, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our subsidiary or affiliated consolidated entities in China are subject to PRC regulations, registrations and/or approvals. For example, if we provide loans to our PRC subsidiaries, the total amount of such loans may not exceed the statutory limit, i.e., the difference between its total amount of investment and its registered capital, or certain amount calculated based on elements including capital or net assets and the cross-border financing leverage ratio (“Macro-prudential Management Mode”) under relevant PRC laws and the loans must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE, and such loans need to be registered with the SAFE or filed with SAFE in its information system. We may also provide loans to our affiliated consolidated entities under the Macro-prudential Management Mode. According to the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudent Adjustment Parameter for Cross-border Financing issued on March 11, 2020, the limit for the total amount of foreign debt under the Macro-prudential Management Mode is increased to two and a half times from two times of their respective net assets. Moreover, any medium or long-term loan to be provided by us to our consolidated affiliated entities or other domestic PRC entities must also be registered with the National Development and Reform Commission or NDRC. We may also determine to finance our PRC subsidiaries by means of capital contributions. These capital contributions shall go through record-filing procedures from competent administration for market regulation. Because the affiliated consolidated entities are domestic PRC enterprises, we are not likely to finance their activities by means of capital contributions due to regulatory issues relating to foreign investment in domestic PRC enterprises, as well as the licensing and other regulatory issues.

In addition, on March 30, 2015, SAFE issued the Circular on the Management Concerning the Reform of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of foreign-invested enterprise may be converted into RMB capital according to the actual operation of the enterprise within the business scope at its will and the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may be used for equity investments within the PRC provided that such usage shall fall into the scope of business of the foreign-invested enterprise, which will be regarded as the reinvestment of foreign-invested enterprise. SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with the law. As the SAFE Circular 28 is new and the relevant government authorities have broad discretion in interpreting the regulation, it is unclear whether SAFE will permit such capital funds to be used for equity investments in the PRC in actual practice.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we can obtain the required government registrations or record-filings on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiaries or any of the affiliated consolidated entities. If we fail to receive such registrations or record-filings, our ability to use the net proceeds from our initial public offering and to fund our operations in China would be negatively affected which would adversely and materially affect our liquidity and our ability to expand our business.

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

The CIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises”, to the extent such dividends are derived from sources within the PRC, and the State Council of the PRC has reduced such rate to 10% through the implementation regulations. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our subsidiary located in the PRC. Thus, dividends from our subsidiary in China may be subject to the 10% income tax if we are considered as a “non-resident enterprise” under the CIT Law. If we are required under the CIT Law to pay income tax for any dividends we receive from our subsidiary in China, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

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

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. In a statement issued on December 9, 2019, the SEC reiterated concerns over the inability of the PCAOB to conduct inspections of the audit firm work papers with respect to U.S.-listed companies that have operations in China, and emphasized the importance of audit quality in emerging markets, such as China. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding the investors that in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading and, in the event of investor harm, substantially less access to recourse, in comparison to U.S. domestic companies, and stressing again the PCAOB’s inability to inspect audit work papers in China and its potential harm to investors. However, it remains unclear what further actions, if any, the SEC and the PCAOB will take to address the problem.

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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted. Furthermore, there has been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

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

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law or the FIL, which took effect on January 1, 2020, and replaced the existing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, or Old FIE Laws, together with their implementation rules and ancillary regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Foreign Investment.”

Meanwhile, the Implementation Rules to the Foreign Investment Law came into effect as of January 1, 2020, which clarified and elaborated the relevant provisions of the Foreign Investment Law. However, uncertainties still exist in relation to interpretation and implementation of the FIL, especially in regard to, including, among other things, the nature of variable interest entities contractual arrangements and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. While FIL does not define contractual arrangements as a form of foreign investment explicitly, however, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in the PRC through other means as provided by laws, administrative regulations or the State Council, we cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our VIEs through contractual arrangements will not be deemed as foreign investment in the future. In the event that any possible implementing regulations of the FIL, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, or if any of our operations through contractual arrangements is classified in the “restricted” or “prohibited” industry in the future “negative list” under the FIL, our contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind the variable interest entity contractual arrangements and/or dispose of any affected business. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the FIL, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. In addition, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2020, we had 582,324,325 ordinary shares outstanding, including 317,325,360 Class B ordinary shares and 264,998,965 Class A ordinary shares part of which are represented by 32,692,347 ADSs. All ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding are available for sale upon the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. In addition, ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

Each of our company and its subsidiary, Fread Limited, is an exempted company incorporated in the Cayman Islands. Pursuant to the International Tax Cooperation (Economic Substance) Law, 2018 of the Cayman Islands, or the “Cayman ES Law”, that came into force on January 1, 2019, a “relevant entity” engaged in “relevant activities” is required to satisfy the economic substance test set out in the Cayman ES Law. A “relevant entity” includes an exempted company incorporated in the Cayman Islands (such as our company and Fread Limited); however, it does not include an entity that is tax resident outside the Cayman Islands. Accordingly, for so long as our company or Fread Limited is a tax resident outside the Cayman Islands, it is not required to satisfy the economic substance test set out in the Cayman ES Law.

One of our subsidiaries is a business company incorporated under the laws of the British Virgin Islands, or BVI, prior to January 1, 2019, or BVI Subsidiary. Pursuant to the Economic Substance (Companies and Limited Partnerships) Act, 2018 of the British Virgin Islands, or the “BVI ES Act”, that came into force on January 1, 2019, a “legal entity” engaged in “relevant activity” is required to satisfy the economic substance test set out in the BVI ES Act. A “legal entity” (based on the current interpretation of the BVI ES Act, includes a business company incorporated in the British Virgin Islands but does not include an entity that is tax resident outside the British Virgin Islands). A “legal entity” carrying on any “relevant activity” is required to satisfy the economic substance test as set out in the BVI ES Act. The list of “relevant activities” include the carrying on as a business of any one or more of banking business, insurance business, fund management business, finance and leasing business, distribution and service business, shipping business, holding business, intellectual property business and headquarters business. To the extent that a “legal entity” solely conducts holdings business as a pure equity holding company, it will be Subject to reduced economic substance requirements under the BVI ES Act.

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

On May 12, 2011, our ADSs began trading on the New York Stock Exchange under the ticker symbol “FENG”. We closed our initial public offering on May 17, 2011 and the underwriters subsequently exercised their over-allotment option on June 8, 2011. We issued and sold a total of 13,415,125 ADSs in these transactions, representing 107,321,000 Class A ordinary shares in the form of ADSs, raising US$137.2 million in proceeds to us before expenses but after underwriting discounts and commissions.

In December 2018 and March 2019, we acquired a total of 51% of the equity interests in Yitian Xindong, which owns Tadu Apps, to further develop our digital reading services. As a result of a series of contractual arrangements, we started to consolidate Yitian Xindong in our financial statements from December 28, 2018. See “—C. Organizational Structure” for more details.

We hold 50% of the equity interests in Tianbo. Before April 2019, as we had significant influence over financial and operating decision-making, we accounted for the 50% equity interest by using the equity method of accounting. On April 1, 2019, we obtained control over Tianbo and consolidated Tianbo starting from April 1, 2019 as we and other shareholders of Tianbo agreed to make certain revisions to the articles of association of Tianbo, which granted us the voting power to decide Tianbo’s significant financial and operating decisions at both the shareholder level and the board level, to accelerate the development of its real estate vertical and to further bolster the development of our real estate vertical and to create more synergies on Tianbo’s new business, with the equity interest in Tianbo of 50% unchanged. At the same time, we agreed with other shareholders of Tianbo and would provide free advertising resources to Tianbo as consideration to gain control over Tianbo. See “—C. Organizational Structure” for more details.

Our principal executive offices are located at Sinolight Plaza, Floor 16, No. 4 Qiyang Road, Wangjing, Chaoyang District, Beijing 100102, People’s Republic of China. Our telephone number at this address is +(86) 10 6067 6000. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 801 2nd Avenue, Suite 403 New York, New York 10017.

B.	Business Overview

We are a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, we enable consumers to access professional news and other quality information and UGC, on the Internet and through their PCs and mobile devices. We also transmit our UGC and in-house produced content to TV viewers primarily through Phoenix TV. Our PC channel includes major verticals such as news, real estate, fashion, military, finance, web-based games and digital reading. Our mobile channel includes our mobile news application, mobile video application, mobile digital reading applications (“Fanyue Novel” and “Tadu Apps”) and mobile Internet websites. We also act as a unique and quality content provider for multiple third-party channel. The appeal of our brand is enhanced by its affiliation with the “Phoenix” (“鳳凰”) brand of Phoenix TV.

According to iResearch, our number of PC monthly unique visitors was 110 million in December 2019. We have ranked second among all Internet portals in China in terms of monthly unique visitors in December 2019, according to iResearch. We earn revenues from advertising and paid services, which accounted for 82.5% and 17.5% of our total revenues, respectively, in 2019.

We recognize revenues from our advertising services on a net basis, after deducting the agency service fees we pay to advertising agencies and the value-added tax, or VAT, and the cultural development fee. We provide advertising services through PC channel and mobile channel, which accounted for 32.6% and 67.4% of our net advertising revenues, respectively, in 2019.We see mobile devices as the primary gateway for news and other media content consumption going forward. In recent years, we have taken steps to optimize our business model by shifting our revenue mix towards our mobile channels. By continuing to strengthen our core competencies of content production capability, dedication to serious journalism and cutting-edge technology, we believe that we will be better positioned to capitalize on emerging opportunities as increasing numbers of consumers in China use Internet-enabled mobile devices to consume news and other media content.

We offer a wide variety of paid services primarily through our mobile channel and operations with the telecom operators. We generate revenues primarily from paid services, including (i) paid contents, which includes digital reading, audio books, paid videos, and other content-related sales activities, (ii) games, which includes web-based games and mobile games, (iii) MVAS, and (iv) others. Prior to 2019, we primarily generate revenues from paid services revenues including (i) digital entertainment, which includes digital reading and MVAS, and (ii) games and others, which include web-based games, mobile games, content sales, and other online and mobile paid services through our own platforms. For comparison purposes, the revenues from paid services for the years ended December 31, 2017 and 2018 have been retrospectively re-classified. We derived 76.8%, 5.3%, 6.9% and 11.0% of our paid services revenues, respectively, from our paid contents, games, MVAS, and others in 2019. Due to a 116.1% increase in the revenues generated from paid contents mainly attributable to the consolidation of digital reading revenues from Yitian Xindong, our paid services revenues increased from RMB179.1 million in 2018 to RMB267.6 million (US$38.4 million) in 2019.

Our Relationship with Phoenix TV

We are a subsidiary of Phoenix TV, a leading Hong Kong-based satellite TV network broadcasting Chinese language content globally and into China. Phoenix TV indirectly owned 54.5% of our ordinary shares and 60.9% of the voting power of our ordinary shares as of March 31, 2020.

We entered into several sets of trademark and program content licensing agreements with Phoenix TV or certain of its subsidiaries in the past and continue to use certain copyrighted content and trademarks provided by Phoenix TV Group. Currently, under the New Trademark License Agreements, we have the right to use certain trademarks containing the double-phoenix logo and the Chinese or English words of “Phoenix New Media” or “ifeng” which helps to affiliate us with the brand of Phoenix TV Group and helps to enhance our own brand. In addition, under the 2020 Program Resource License and Cooperation Agreement, we also have the right to continue to use Phoenix TV Group’s copyrighted video content on our websites and our mobile applications.

We have a mutually beneficial relationship with Phoenix TV. We and Phoenix TV share a common vision of the convergence of traditional and new media channels, and work together to realize this vision. Pursuant to the Program License Agreements, Phoenix TV Group agreed to grant Tianying Jiuzhou, Yifeng Lianhe and Fengyu Network the license to use Phoenix TV Group’s copyrighted content from three television channels of Phoenix TV Group for our various media services in China (excluding Hong Kong, Macau and Taiwan). After the Program License Agreements expired in May 2019, Phoenix TV Group adjusted the scope of license granted to Tianying Jiuzhou and Yifeng Lianhe according to the 2020 Program Resource License and Cooperation Agreement. We believe that our and Phoenix TV’s active promotion of one another’s brands on our respective Internet-enabled and TV platforms helps to grow our combined audience synergistically.

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

For more information about the terms of the agreements with Phoenix TV and its subsidiaries, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements and Transactions with Phoenix TV and Certain of its Subsidiaries.” For more information about the risks associated with our relationship with Phoenix TV, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may not be able to continue to receive the same level of support from Phoenix TV Group in the future. We could lose our license and priority over any third party to use Phoenix TV Group’s content and licensed trademarks, which would have an adverse effect on our paid services business, and would also negatively affect our video advertising business. Together, these impacts could have an adverse effect on our business and operating results” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We may have conflicts of interest with Phoenix TV and, because of Phoenix TV’s controlling beneficial ownership interest in our company, may not be able to resolve such conflicts on terms favorable for us.”

Our Content

We strive to deliver the most up-to-date, in-depth, exclusive and thought-provoking content to our users. Content selection, editing and production are core focuses of our business. We obtain our content from four major sources: third-party professional content, our original contents with intellectual property rights, or IP content, we-media content and online literature content. The content we acquire covers a wide spectrum of user-targeted subjects, including news, current affairs, finance, technology, automobiles, fashion and entertainment, among others. We believe that we have provided the earliest video and text media coverage among Chinese media companies of certain major world events. We are uniquely positioned among our peers in China to be able to distribute our content on TV. We feed a substantial amount of in-house produced content and UGC to a number of Phoenix TV’s regular prime-time programs each day. We also provide our in-house produced content to domestic TV networks.

Third-Party Professional Content. We have entered into content licensing agreements with approximately 508 professional content providers in aggregate. We obtain our print content from major Chinese print media and news wires and selected international sources. Our Chinese content sources include companies such as China News Service, Xinhua News Agency and the Huanqiu.com, as well as China’s top image providers. Our international sources include Reuters, The Associated Press and Agence France Presse, among others. The video content we source from third parties is primarily comprised of news and documentaries, which cater to our users’ preferences. We obtain our third-party video content from major Chinese television broadcasters, such as Shenzhen Satellite TV, Dongnan Satellite TV and Liaoning Satellite TV. The content that we source from professional third parties comprises the majority of the content on our PC websites, mobile applications and mobile websites.

Original IP Content. We started to build our original IP contents since 2018. In terms of our IP strategy, we have pioneered new programming formats through the combination of culture, interviews, cross-discipline, and reality shows. We frequently conduct interviews with government officials, thought leaders, celebrities and other compelling public figures and we have provided coverage on hundreds of conferences and forums. To engage a growing fan base, we transmit a considerable amount of our in-house produced content to third-party internet video streaming platforms and to certain Chinese TV networks from time to time. A prime example is Alliance of Heroes, a talk show we produced in-house to showcase some of China’s most decorated Olympic gold medalists through a series of long-form interviews. The release of its first season on September 26, 2019 became an instant success, garnering approximately 8.3 million views on our platform and 20 million views across the internet. The success of this program continues to bolster our presence in the sports category. Our investment in original IP content with intellectual property rights has not only inspired our users, but has also generated substantial traffic and financial returns.

We-media Content. We-media content covers various verticals in the form of text, photos, videos, etc., adding an important complementary component to the content we deliver.

Online Literature Content. We offer users a full-fledged online reading experience through our own closed-loop IP ecosystem, a system encompassing writer contracting, original content production, content distribution and content monetization. We are cultivating these content into online series, comic books and audiobooks.

Content Editing and Production

Content editing and production are critical components of our content production process. We had a team of 412 editors as of December 31, 2019 organized generally by interest-based vertical. We believe that we possess a strong ability to select and distill compelling news stories and frame issues for our users in a distinctive way. Beyond distributing a large amount of news and information in a timely fashion, we provide independent social commentary and analyses. We edit our videos, primarily consisting of news, documentaries and interviews, into short clips. We organize our content by interest-based vertical and segment it further by featured topic. We actively combine text, image, video and live broadcasting content and integrate interactive UGC, aimed at producing an engaging user experience.

Content Monitoring

We implement monitoring procedures for all of our published content to remove inappropriate or illegal content, including but not limited to we-media and UGC from our discussion forum, comments postings and user survey services. As of December 31, 2019, our content screening team consists of five employees and more than 300 outsourced staff members who are responsible for monitoring and preventing the public release of inappropriate illegal content. Text, images and video content are screened by our content screening team, which reviews the content on a 24-hour, 3-shift basis and employs monitoring procedures, including (i) technology screening, where a text filtering system screens content based on pre-set key words and identifies suspected information; and (ii) manual review, where the content that passes the technology screening is reviewed by the content screening team and the flagged content identified by our technology is reviewed and confirmed before it can be released. For technology screening, the machine recognizes the video and image content and we use an in-house developed identification system in order to comply with PRC regulatory requirements regarding Internet content.

Our Channels

We provide our content and services through three major channels, including our PC channel, our mobile channel, and third-party channel. We also transmit our content to TV viewers, primarily through Phoenix TV. Together, these channels form a converged platform providing integrated text, image, video and live broadcasting content, and employing a variety of interactive formats to create a rich, personalized and hands-on experience for our users. We derive advertising revenues through our PC channel and mobile channel. We generate paid services revenues through PC, mobile and third-party channel.

Our PC Channel

Our PC channel consists of our website at ifeng.com, which comprises our interest-based verticals and interactive services. According to iResearch, our number of PC monthly unique visitors was 110 million in December 2019. We have ranked second among all Internet portals in China in terms of monthly unique visitors in December 2019.

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

•

Fashion. Our fashion vertical provides coverage on fashion, beauty, weight loss, luxury goods, furniture, art and other popular topics, all centered on the theme of refined lifestyle. It offers information on international fashion trends and new fashion concepts. Our fashion vertical covers a variety of luxury topics, including wines, cigars, high-end brand apparel and accessories, as well as services aimed at the high net worth population. It also provides real-time coverage of major world fashion events, bringing users the latest information on styles and trends. We organize our Fashion Award Gala in Beijing every year, with the participation of the most popular celebrities and fashion KOLs, the events received positive feedback, further demonstrating our unparalleled brand influence.

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

•

Video. Our v.ifeng.com vertical offers free online video on demand, or VOD. Our free online VOD typically consist of short clips of up to five minutes of news programs, interviews, documentaries and other programs. Our VOD content is easily searchable on our websites and is organized into various verticals of v.ifeng.com for easy browsing, including entertainment, fashion, sports, technology, movies and dramas, and VIP channel. In 2019, by optimizing our AI image recognition technology, we have enhanced our ability to identify and restrict video content violating our standards, cultivated a proprietary supply of high-quality content, and actively partnered with professional video content producers to provide users with more high-quality and original short-form video content. In addition, we also optimized our knowledge map, which was another outstanding achievement for our video business in the year. By leveraging our big data analysis capabilities, we have developed a knowledge map covering news, sports, entertainment, encyclopedia, life, health, and other fields. Importantly, this work has enabled us to effectively improve the click-through-rate of our video recommendations.

•

Web-based Game. We operate third-party developed web-based games on our game platforms, play.ifeng.com. Web-based games are games that can be played directly from the user’s Internet browser without downloading additional software. Currently our game platforms only offer web-based games licensed from third parties. Our game portfolio includes role-playing, strategy and casual games. Revenues generated from web-based games are recorded in games revenues under paid services revenues.

•

PC Digital Reading. Our PC digital reading service provides fee-based Internet literatures from writers and digital format books licensed from third-party publishers to customers on our PC platforms. Revenues generated from digital reading are recorded in paid contents revenues under paid services revenues.

•

Real Estate. Based on the media characteristic of our company, real estate vertical integrates massive resources of the industry and make an objective and detailed interpretation of the market. We provide real estate related information, building details, the information of rental and purchasing of new residential property and second housing, and residential ecological service. The main sections include house.ifeng.com, izhiliao.com, iqidian.com and wenlv.house.ifeng.com.

Interactive Services. Our interactive services aim at turning our PC websites, mobile applications and mobile websites into an active venue for social networking and community interaction. These services allow our users to interact with the content we provide, opening up avenues for lively exchange of information. Our comment posting services are available on both our PC and mobile channels. By furnishing an engaging user experience across PC and mobile channels, we believe that community-based interactive services increase user loyalty and stickiness. We currently offer the following interactive services:

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

Our Mobile Channel

Our mobile channel includes (i) ifeng news application, (ii) ifeng video application, (iii) mobile Internet websites i.ifeng.com (“mobile websites”) and (iv) digital reading applications.

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

•

Digital reading applications, Fanyue Novel (“翻阅小说”) and Tadu Apps (“塔读”). Our digital reading applications provide fee-based Internet literatures from writers and digital format books licensed from third-party publishers to customers on our mobile platform. By offering both Fanyue Novel and Tadu Apps, our users are able to enjoy a full-fledged online reading experience and enable us to lay a solid foundation for building our own closed-loop IP ecosystem. Revenues generated from digital reading are recorded in paid contents revenues under paid services revenues. We also generate a small portion of our revenue by offering our digital reading platforms as distribution channels for certain programmatic advertisements.

Third-Party Channel

In addition to our own channels, we have opened public accounts on popular social media in China including but not limited to WeChat, Weibo, Douyin, Kuaishou and Bilibili to distribute content in certain verticals such as finance, technology, fashion and entertainment.

We also rely on Telecom Operators’ platforms, or MVAS, Internet search engines and navigation sites to provide quality content for our high-end users. As a prime example of our converged platforms, the Telecom Operators’ platforms, or MVAS consist mainly of the following product lines: mobile newspaper service, mobile video service, mobile games service delivered through the Telecom Operators’ platforms and wireless value-added services, or WVAS.

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

As is typical in China’s online advertising industry, we primarily enter into advertising service contracts through third-party advertising agencies. We mainly have three types of pricing models, consisting of the Cost Per Day (“CPD”) model, the Cost Per Impression (“CPM”) model, and the Cost Per Click (“CPC”) model. In 2019, our advertising services are primarily on our mobile channel, and we expect our advertising services on mobile will continue to increase going forward. In addition, together with Phoenix TV, we provide bundled new media and TV advertising solutions to certain of Phoenix TV’s advertisers.

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

We have a diverse advertising client base, including both Chinese and international brand advertisers. Our top ten advertisers accounted for 29.7% of our total gross advertising revenues in 2019. Our advertisers generally are in the automobile, e-commerce, financial services, food & beverages, Internet services, entertainment and tourism services, communication services, retail services, IT products, cosmetic products, luxury brands, airline, health care and education industries.

Paid Services

The following table sets forth our paid services offerings on telecom operators’ platforms and our own platforms and the percentage contribution of our various paid services to our paid services revenues and our total revenues in 2019.

Paid Services Offerings	% of Paid Service Revenues	% of Total Revenues
Paid contents
Digital reading, audio books, paid videos, and other content-related sales activities	76.8	13.4
Games
Web-based games and mobile games	5.3	1.0
MVAS
Mobile value-added services delivered through telecom operators’ platforms, or MVAS	6.9	1.2
Others
E-commerce and online real estate related services, etc.	11.0	1.9

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

We believe that our distinguished content and high-quality services lead to strong word-of-mouth promotion, which drives consumer awareness of our brand in China. In addition, our engagement in philanthropic activities, such as our Annual Forever Happiness Charity Gala (“美丽童行”), helps associate our brand with social responsibility. In November 2019, we hosted the 2019 Forever Happiness Charity Gala in cooperation with China Charities Aid Foundation for Children and several other charity organizations. This charity event raising over RMB32.4 million in donations for children in need. During the last 13 years, we have organized the Annual Forever Happiness Charity Gala in eight different cities across three continents to raise over RMB210 million.

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

Research and Development

In 2019, we continued to improve our advertising solution products as well as focus on improving our convergence model across PC, mobile and TV in order to provide our users easier access to our premium content through any device. In particular, we continued to introduce and improve our mobile applications and strengthened commercial products in certain of our verticals. For example, we internally developed an analytic platforms named Feng Yan (“凤眼”) to track and analyze certain real-time user behavior data. Through Feng Yan we can better understand user’s profile and reading preference, and provide reference data for future content production and performance advertising solution. We also have an in-house Data Management Platform to better analyze and manage advertising data and help improve the targeting accuracy of advertisements. Another platform we launched in 2016 is Fengyu (“凤羽”). Fengyu is a customizable and self-service marketing solution that operates under a bidding system. Customers are able to target users based on gender, age, geographic location, interests, device type, etc. Customers can place performance-based ads directly by themselves using our self-service advertising system. We launched Feng Yi (“凤翼”), another customizable marketing solution, catering to premium advertising demands. In 2017, 2018 and 2019, our total technology and product development expenses, including related share-based compensation, were RMB192.3 million, RMB204.7 million and RMB242.8 million (US$34.9 million), respectively.

Infrastructure and Technology

Our technology platforms have been designed for reliability, speed, scalability and flexibility and are administered by our in-house technology department. We have access to a network of approximately 5,400 self-owned and leased servers across China mainland, Hong Kong and North America with power supply and power generator backup. We have developed our server operations based on Linux and other open source software, which has allowed us to lower software related investment and enhance our network reliability.

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

Intelligent Recommender System (IRS). Our technical department developed a real-time, personalized recommender system, which produce a list of contents through algorithm-based system and expert system, to predict contents that the user may have an interest in, and to recommend additional items with similar properties. Powered by cutting-edge algorithm technology, we are able to provide useful and relative news and information to our users, and also well-equipped to provide enhanced advertising solutions that target users based on their exhibited preferences.

Competition

We operate in the market of PC and mobile Internet content and services, especially in newsfeed sector in China. The industry is highly competitive and rapidly changing due to the growing market and technological developments. Our ability to compete successfully depends on many factors, including the quality and relevance of our content, the demographic composition of our users, brand recognition and reputation, user experience, the robustness of our technology platforms, our ability to provide innovative advertising services to our customers and our relationships with our advertisers.

While we believe that our integrated platforms business model and targeted user base is unique, on the whole, from other companies in China, we compete with other content and service providers in each of our individual channels for user traffic, advertising revenues and fee-based services. On Internet content and service provision, we compete primarily with Baidu Inc, NetEase, Inc., Sina Corporation, Sohu.com Limited and Tencent Technology Limited. Besides, especially among mobile newsfeed sector, we primarily compete against ByteDance (Jinri Toutiao) and Qutoutiao. In terms of video content, we compete with a number of online video companies, including ByteDance (Douyin), Kuaishou short video, Youku Tudou, iQIYI and Tencent video.

We also compete with traditional advertising media, such as television, radio, print media, as well as billboards and other forms of outdoor media. We expect large companies’ proportionate spending on new media advertising of their advertising budgets relative to traditional media advertising to continue increase in the future.

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. We also enter into confidentiality, non-compete and invention assignment agreements with our employees and consultants and nondisclosure agreements with selected third parties. We had 283 PRC software registrations and owned 55 domain names, including ifeng.com, as of March 31, 2020.

We have also designed proprietary logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2020, Tianying Jiuzhou owned 445 PRC registered trademarks, six of which were transferred from Phoenix Satellite Trademark Limited, and Yifeng Lianhe owned 19 PRC registered trademarks. In addition, Tianying Jiuzhou had submitted 242 registration applications relating to 57 logo designs to the PRC Trademark Office. Tianying Jiuzhou and Yifeng Lianhe continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited. Therefore, we are currently not in compliance with a notice of the MIIT which requires ICP License-holders to own the trademarks used in their value-added telecommunications businesses. For information about the risks related to our use of licensed trademarks and our plans to remedy such risks, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our affiliated consolidated entities and their respective shareholders do not own all the trademarks used in their value-added telecommunications services, which may subject them to revocation of their licenses or other penalties or sanctions.”

Employees

We had approximately 1,402, 1,447 and 1,689 employees as of December 31, 2017, 2018 and 2019, respectively. The table below sets forth the number of employees categorized by function as of December 31, 2019:

Function	Number of Employees
Management and administration	275
Content development	412
Mobile products and services	149
Technology and product development	372
Sales and marketing	481
Total	1,689

As of December 31, 2019, we had 1,246, 92 and 77 employees located in Beijing, Shanghai and Guangzhou, respectively, and 274 employees located in other locations in China. Currently we do not have any employees located outside of China.

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

Legal and Administrative Proceedings

From time to time, we are involved in claims and legal proceedings that arise in the ordinary course of business. We are currently a party to certain legal proceedings and claims which in the opinion of our management, adequate provisions have been recorded to cover the probable loss of those that can be reasonably estimated, while other claims are considered would not have material adverse effect, individually or in the aggregate, on our financial position, results of operations or cash flows. From January 1, 2019 to March 31, 2020, we have been subject to 209 cases in the PRC, 148 of which have been concluded. The aggregate amount of damages awards and settlements paid by us was RMB4.1 million. Government authorities may also impose administrative penalties on us if they find that we have infringed third parties’ intellectual property rights.

In October 2015, the National Copyright Bureau imposed a fine of RMB250,000 on Tianying Jiuzhou for disseminating on our PC websites, mobile applications and mobile websites one work of literature that we licensed from third parties that were alleged to have no legal rights to license such work. In November 2016, China Youth Book Inc. and Dewey Press LLC filed a claim against Tianying Jiuzhou and our company for intellectual property infringement of such work based on the above-mentioned finding of the National Copyright Bureau, and the related claim for damage was approximately RMB235.8 million, even though the actual income we generated from such work was less than RMB1,500. This claim was withdrawn by the plaintiffs in January 2018. In April 2018, we received notices from the local court that the plaintiffs have filed a lawsuit against us again for the same claim, with the related claim for damages reduced to approximately RMB99.8 million. In April 2020, we received the judgment from the local court which ordered us to pay the plaintiffs a total of approximately RMB1.0 million as economic compensation and reimbursement of the plaintiff’s reasonable expenses. As of the date of this annual report, the time limit for lodging an appeal against the judgment has not expired yet and we cannot assure you that the plaintiffs or we will not appeal the judgment. Therefore, the final outcome of this case is still not known yet. In 2019, we received some complaints and claims from third parties alleging intellectual property infringements by us; however, some of the complainants have not provided necessary proofs of title and infringement. We are still negotiating with such complainants and some of these claims are still pending as of the date of this annual report.

Litigation is subject to inherent uncertainties and our view of these matters may change in the future. There exists the possibility of a material adverse impact on our financial position, results of operations or cash flows for the period in which the unfavorable outcome occurs, and potentially in future periods.

Facilities

Our executive office is located at Sinolight Plaza, Floor 16, No. 4 Qiyang Road, Wangjing, Chaoyang District, Beijing 100102, People’s Republic of China. We maintain a number of offices in Beijing, Shanghai and Guangzhou under leases with terms ranging from one to five years. As of December 31, 2019, we leased an aggregate of 18,325 square meters of office space in Beijing and 6,753 square meters of office space in other regions in China for use as office space for our employees.

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

Foreign Investment Law

Investment activities in the PRC by foreign investors are principally governed by the Catalogue for the Guidance of Foreign Investment Industry, or the Catalogue, which was promulgated and is amended from time to time by the MOFCOM, and the NDRC. The Catalogue lays out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encourage,” “restricted” and “prohibited.” Industries not listed in the catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. On June 28, 2018 the MOFCOM and the NDRC jointly promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the 2018 Negative List, which became effective on July 28, 2018 to amend the Guidance Catalog and the previous negative list thereunder. The Special Management Measures (Negative List) for the Access of Foreign Investment (2019), or the 2019 Negative List and the Catalogue of Industries for Encouraging Foreign Investment (2019 Version), which became effective on July 30, 2019, the 2019 Negative List further reduces restrictions on the foreign investment and replaced the 2018 Negative List.

On March 15, 2019, the National People’s Congress promulgated the FIL, which came into effect on January 1, 2020 and the FIL replaced the Old FIE Laws. The FIL, by means of legislation, establishes the basic framework for the access, promotion, protection and administration of foreign investment in view of investment protection and fair competition.

According to the FIL, foreign investment shall enjoy pre-entry national treatment, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The FIL provides that foreign invested entities operating in foreign “restricted” or “prohibited” industries will require entry clearance and other approvals. However, it is unclear whether the “negative list” will differ from the 2019 Negative List. In addition, the FIL does not comment on the concept of “de facto control” or contractual arrangements with variable interest entities, however, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment. See “Item 3. Key Information—D. Risk Factors— Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.”

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

On December 26, 2019, the State Council promulgated the Implementation Rules to the Foreign Investment Law, which became effective on January 1, 2020. The implementation rules further clarified that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level opening.

On December 30, 2019, the MOFCOM and SAMR, jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.

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

We have also designed proprietary logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2020, Tianying Jiuzhou owned 445 PRC registered trademarks, six of which were transferred to it from Phoenix Satellite Trademark Limited, and Yifeng Lianhe owned 19 PRC registered trademarks. In addition, Tianying Jiuzhou had submitted 242 registration applications relating to 57 logo designs to the PRC Trademark Office. Tianying Jiuzhou and Yifeng Lianhe continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited. Therefore, we are currently not in compliance with the MIIT 2006 Notice.

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

On April 25, 2016, SAPPRFT issued the 2016 A/V Provisions, which replaced 2004 Internet A/V Measures. Pursuant to these provisions, “audio-visual program services through private network and targeted communication” refer to radio and TV program and other audio-visual program services to a targeted audience with TV, and all types of handheld electronic equipment, etc., as terminal recipients, and through setting up virtual private network through local area networks and Internet or with Internet and other information networks as targeted transmission channels, including the provision of contents, integrated broadcast control, transmission and distribution, and other activities conducted by such forms as Internet protocol television (IPTV), private network mobile TV, and Internet TV. Any provider who engages in aforesaid service must obtain a license from SAPPRFT. Wholly foreign-owned enterprises, Sino-foreign joint ventures and Sino-foreign cooperative enterprises are not allowed to engage in the above business.

On March 10, 2017, SAPPRFT issued the Internet Audio-visual Program Services Categories (Provisional), or the Provisional Categories, which classifies Internet audio-visual programs into four categories.

In addition, on November 18, 2019, the State Internet Information Office, MTC and the State Administration of Radio and Television jointly promulgated the Notice on Promulgation of the Administrative Provisions on Online Audio and Video Information Services to further strengthen the supervision and management of network audio-visual information services, pursuant to which the online audio and video information service providers shall establish and improve their systems in respect of user registration, information release review, information security management, emergency response, protection of intellectual property rights and mechanisms to refute rumors.

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

Regulation of Foreign Television Programs and Satellite Channels

Broadcast of foreign television programs is strictly regulated by NRTA (formerly the SAPPRFT). On August 11, 1997, the State Council promulgated the Administrative Regulations on Television and Radio, which was revised on March 1, 2017, under which any foreign television drama or other foreign television program to be broadcast by television or radio stations is subject to the prior inspection and approval by SAPPRFT or its authorized entities. On June 18, 2004, SARFT promulgated the Administrative Measures on the Landing of Foreign Satellite Television Channels, pursuant to which foreign satellite televisions channels can only be broadcast in three-star (or above) hotels for foreigners or departments exclusively for the residence of foreigners or other specific areas, and prior broadcasting approval for such limited landing must be obtained from SAPPRFT.

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

The 2004 Internet A/V Measures explicitly prohibit Internet service providers from broadcasting any foreign television or radio program over an information network and state that any violation may result in warnings, monetary penalties or, in severe cases, criminal liabilities. On November 19, 2009, SARFT issued a notice to extend the prohibition to broadcasting foreign television programs via mobile phones. However, pursuant to several notices issued by SARFT, such as the Notice on Dramas and Films and the Notice on Content of A/V Programs referenced above under “Regulation of Online Transmission of Audio-visual Programs”, foreign audio-visual programs may be published to the public through the Internet, provided that such foreign audio-visual programs comply with the regulations on administration of radios, films and television, and that the relevant permits required by PRC laws and regulations, such as the Permit for Issuance of TV Dramas, Permit for Public Projection of Films, Permit for Issuance of Cartoons or academic literature movies and Permit for Public Projection of Academic Literature Movies and TV Plays, have been obtained for such foreign audio-visual programs. The promulgation of the Notice on Dramas and Films and the Notice on Content of A/V Programs implies that the absolute restriction against broadcasting foreign television or radio programs on the Internet as set forth in the 2004 Internet A/V Measures has been lifted.

On April 25, 2016, SAPPRFT issued the 2016 A/V Provisions, which replaced the 2004 Internet A/V Measures. The 2016 A/V Provisions does not explicitly regulate whether broadcasting foreign television program is permitted.

Some of the video, image and text contents on our PC websites, mobile applications and mobile websites are foreign content and we currently do not have any approval from SAPPRFT for introducing and broadcasting foreign TV content into China and cannot assure you that we may be able to obtain such approval if required to do so. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain NRTA’s approval for introducing and broadcasting foreign television programs could have a material adverse effect on our ability to conduct our business.”

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

Regulation of Online Cultural Activities, Online Games and Internet Music

The MCT promulgated the new Provisional Measures on Administration of Internet Culture on February 17, 2011, or the Internet Culture Measures, which became effective as of April 1, 2011 and was further amended on December 15, 2017 and the Notice on Issues Relating to Implementing the Newly Amended Provisional Measures on Administration of Internet Culture on March 18, 2011, replacing the relevant regulations promulgated in 2003. The Internet Culture Measures apply to entities that engage in activities related to “online cultural products”. “Online cultural products” are classified as cultural products produced, disseminated and circulated via the Internet that include: (i) online cultural products specifically produced for the Internet, such as online music entertainment, network games, network performance programs, online performing arts, online artworks and online animation features and cartoons; and (ii) online cultural products that are converted from music entertainment, games, performance programs, performing arts, artworks and animation features and cartoons and disseminated via the Internet. Pursuant to the Internet Culture Measures, an entity that intends to commercially engage in any of the following types of activities are required to obtain an Online Culture Operating Permit from the applicable provincial level culture administrative authority:

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

On June 3, 2010, the MCT issued the Provisional Measures on Administration of Online Games, which applies to business activities relating to online game development and operation and virtual currencies issuance and trading. Pursuant to this regulation, business entities are required to obtain an Online Culture Operating Permit prior to commencing their online game operation. Game operators must file separate applications for virtual currencies issuance and trading. Regarding virtual currencies trading, game operators can only issue virtual currencies in exchange of service they provide themselves rather than trading for service or products of the third parties. Game operators cannot appropriate advance payments from players. Game operators are not allowed to provide trading service of virtual currencies to minors. Records of all transactions in the accounts shall be kept for minimum 180 days.

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

On May 14, 2019, the General Office of the MCT issued the Notice on Adjusting the Scope of Examination and Approval regarding the Internet Culture Operation License to Further Regulate the Approval Work, which quotes the Regulations on the Function Configuration, Internal Institutions and Staffing of the Ministry of Culture and Tourism and further specifies that the MCT no longer assumes the responsibility for administering the industry of online games. On July 10, 2019, the MCT issued the Decision on the Abolition of the Provisional Measures on Administration of Online Games and the Administrative Measures for Tourism Development Plan, or the Abolition Decision. The Abolition Decision also cites the Regulations on the Function Configuration, Internal Institutions and Staffing of the Ministry of Culture and Tourism and further abolishes the Provisional Measures on Administration of Online Games, which means that the MCT will no longer regulate the industry of the online games. As of the date of this annual report, no PRC laws and regulations have been officially promulgated regarding whether the responsibility of the MCT for supervising the online games will be undertaken by another governmental department, so it is still unclear as to whether such supervision responsibility will be transferred to another governmental department or whether such governmental department will require similar online filing requirement or new supervision requirements for the distribution and operation of online games.

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

Regulation of Internet Publication

SAPP is the government agency regulating publishing activities in the PRC. On June 27, 2002, MII and GAPP jointly promulgated the Tentative Administration Measures on Internet Publication, or the Internet Publication Measures, which took effect on August 1, 2002. The Internet Publication Measures require Internet publishers to secure approval, or the Internet Publication License, from SAPPRFT to conduct Internet publication activities. In February 2016, the SAPPRFT and the MIIT jointly issued the Administrative Measures on Network Publication, which took effect in March 2016 and replaced the Internet Publication Measure. The Administrative Measures on Network Publication further strengthen and expand supervision over and management of network publication services, and require Internet publishers to be approved by and obtain a Network Publication Service License from SAPPRFT. Pursuant to the Administrative Measures on Network Publication, “network publication services” refers to activities including providing network publications to the public through information network, and “network publications” refers to digitalized works with publishing features such as editing, producing and processing. The Administrative Measures on Network Publication also detailed qualifications and application procedures for obtaining a Network Publication Service License.

User generated content, the programs we select, produce and/or edit for users’ browsing, reading or downloading or our online games may be deemed a kind of “Internet publication” and the relevant authority could require us to obtain a Network Publication Service License. Tianying Jiuzhou has obtained an Internet Publication License from SAPP. However, none of Yifeng Lianhe, Fengyu Network, Yitian Xindong and Huanyou Tianxia has obtained this license. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain or maintain all applicable permits and approvals, or fail to comply with PRC regulations, relating to online games, our ability to conduct our online game business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions.”

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

Certain of our advertising services contain drug-related information. We currently do not have such qualification certificate. We cannot assure you that we may be able to obtain it. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain certain permits for our advertising services that contain drug-related information would subject us to penalties.”

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

Regulation of Advertising Business

The State Administration for Market Regulation, or SAMR, is the government agency responsible for regulating advertising activities in the PRC.

According to PRC Advertisement Law and relevant rules and regulations, companies that engage in advertising activities must obtain from SAMR or its local branches a business license which specifically includes advertising within its business scope. PRC advertising laws and regulations set forth certain content requirements for advertisements in the PRC including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for their advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. The release or delivery of advertisements through the Internet shall not impair the normal use of the users. Advertisements released in pop-up forms on a webpage and other forms shall indicate the close flag in prominent manner and ensure one-key close. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to eliminate the effect of illegal advertisement. In circumstances involving serious violations, SAIC or its local branches may revoke violators’ licenses or permits for their advertising business operations.

On July 4, 2016, SAIC issued the Interim Measures for the Administration of Internet Advertising to regulate Internet advertising activities, which became effect on September 1, 2016. According to these measures, no advertisement of any medical treatment, medicines, foods for special medical purpose, medical apparatuses, pesticides, veterinary medicines, dietary supplement or other special commodities or services which are subject to examination by an advertising examination authority as stipulated by laws and regulations shall be published unless it has passed such examination. In addition, no entity or individual may publish any advertisement of prescription drugs or tobacco by means of the Internet. An Internet advertisement shall be identifiable and clearly identified as an “advertisement” so that consumers will know that it is an advertisement. Paid search advertisements shall be clearly distinguished from natural search results. In addition, the following violations shall be forbidden in Internet advertising activities: providing or using any application programs or hardware to intercept, filter, cover, fast forward or otherwise restrict any authorized advertisement of other persons; using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block authorized advertisements of other persons or load advertisements without authorization; or using false statistical data, transmission effect or Internet medium prices to induce incorrect quotations, seek undue interests or damage the interests of other persons. Internet advertisement publishers shall verify related supporting documents, check the contents of the advertisement and be prohibited from publishing any advertisement with nonconforming contents or without all the necessary certification documents. Internet information service providers that are not involved in Internet advertising business activities but simply provide information services shall stop any attempt to publish an advertisement through their information services when they know, or should reasonably know, that such advertisement is illegal.

Pursuant to the PRC Anti-Unfair Competition Law promulgated by the Standing Committee of the NPC on September 2, 1993 and amended on November 4, 2017 and April 23, 2019, respectively, a business operator that engage in production and business activities by taking advantage of the network shall abide all the provisions under Anti-unfair Competition Law, and shall not engage in any false or misleading publicity for its products. Violation of these provisions may subject the relevant business operators to various penalties, including an order from the competent governmental authorities to cease its illegal acts and impose a fine, or in case of a severe violation, revocation of business licenses.

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

On November 28, 2019, the Secretary Bureau of the CAC, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the SAMR promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance.

To comply with these laws and regulations, we have completed the mandatory security filing procedures with the local public security authorities, and regularly updated the information security and content-filtering systems with newly issued content restrictions as required by the relevant laws and regulations. In addition, we have obtained the consents from the users to collect and use their personal information as required by the relevant laws and regulations in all material respect. However, not all of our users have registered their real names by using valid identity documents, we may be ordered to effect rectification by the relevant competent authorities; where we fail to effect rectification or if the circumstances are serious, a fine of no less than RMB50,000 but no more than RMB500,000 may be imposed, and the relevant competent authorities may order us to suspend operation, stop doing business for internal rectification, close down the website, or may revoke relevant business permits or business licenses; and a fine of no less than RMB10,000 but no more than RMB100,000 may be imposed on the persons directly in charge and other directly responsible persons.

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

Regulation of Foreign Exchange Control and Administration

Under the Foreign Exchange Administration Rules, Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. As for capital account items, such as direct investments, loans, security investments and the repatriation of investment returns, however, the conversion of foreign currency is still subject to the approval of, or registration with, SAFE or its competent local branches. SAFE approval is not necessary for the conversion of Renminbi for foreign currency payments for current account items except as otherwise explicitly provided by laws and regulations. Under the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, enterprises may only buy, sell or remit foreign currencies at banks that are authorized to conduct foreign exchange business after the enterprise provides valid commercial documents and relevant supporting documents and, in the case of certain capital account transactions, after obtaining approval from SAFE or its competent local branches. If we provide loans to any of our PRC subsidiaries, the total amount of such loans may not exceed the difference between its total investment as approved by the foreign investment authorities and its registered capital at the time of the provision of such loans. Such loans need to be registered with the SAFE, which usually takes no more than 20 working days to complete. The cost of completing such registration is minimal. Capital investments by enterprises outside of the PRC are subject to further limitations, which include approvals by MOFCOM, SAFE and NDRC, or their respective competent local branches.

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

On October 23, 2019, SAFE issued the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make domestic equity investments with their capital funds in accordance with the law.

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

Regulation of Dividend Distributions

Enterprises in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a PRC enterprise is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. These reserve funds, however, may not be distributed as cash dividends. Under the CIT Law and its implementation rules, dividends payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a lower withholding tax rate.

Regulation of Overseas Listings

On August 8, 2006, six PRC regulatory agencies, namely, MOFCOM, the State Assets Supervision and Administration Commission, the State Administration for Taxation, SAIC, CSRC and SAFE, jointly adopted the 2006 M&A Rules, which became effective on September 8, 2006 and were amended in June 22, 2009. The 2006 M&A Rules purport, among other things, to require that offshore special purpose vehicles, or SPVs, that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official websites specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. While the application of the 2006 M&A Rules remains unclear, our PRC counsel has advised us that based on its understanding of the current PRC laws, rules and regulations and the 2006 M&A Rules, prior approval from the CSRC is not required under the 2006 M&A Rules for the listing and trading of our ADSs on the NYSE because we have not acquired any equity interest or assets of a PRC domestic company owned by PRC companies or individuals, as defined under the 2006 M&A Rules, that are our beneficial owners after the effective date of the 2006 M&A Rules.

However, our PRC counsel has further advised us uncertainties still exist as to how the 2006 M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the 2006 M&A Rules. If the CSRC or another PRC regulatory agency subsequently determines that prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC or payment or distribution of dividends by our PRC subsidiaries, or take other actions that could materially adversely affect our business, financial condition, operating results, reputation and prospects, as well as the trading price of our ADSs. If the CSRC later requires that we obtain its approval for our initial public offering, we may be unable to obtain a waiver of CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding CSRC approval requirements could have a material adverse effect on the trading price of our ADSs.

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

In March 2014, the IDG-Accel Funds acquired US$3.0 million convertible preferred shares of Phoenix FM, previously a subsidiary of us, to accelerate development of the ifeng application business. Despite holding 71.8% of the equity interest in Phoenix FM at the time, we accounted for our investment in Phoenix FM as an equity method investment since we did not control Phoenix FM due to substantive participating rights that had been provided to the IDG-Accel Funds. As of December 31, 2019, the carrying value of our equity investment in Phoenix FM was nil. In April 2020, Phoenix FM and its subsidiaries and shareholders underwent a series of debt restructuring transactions to restructure the shareholding structure of Phoenix FM. After the completion of the restructuring, IDG-Accel Funds will no longer hold equity interest in Phoenix FM and its subsidiaries. After the completion of the transaction, Tianying Jiuzhou and Mr. Ya Li will directly hold 19.99% and 80.01%, respectively, of the equity interest in Phoenix FM (Beijing) Information Technology Co., Ltd., the former subsidiary of Phoenix FM, and we will continue to account for our investment in Phoenix FM as an equity method investment.

In October 2014, we acquired Series B convertible redeemable preferred shares of Particle, representing 9.34% equity interest of Particle on an as-if converted basis, with a total cash consideration of US$6.0 million. Particle operates Yidian, a personalized news and life-style information application in China that allows users to define and explore desired content on their mobile devices. In December 2014, we acquired ordinary shares of Particle, representing 9.08% equity interest of Particle on an as-if converted basis, with a cash consideration of US$5.0 million and a number of our ordinary shares with fair value of US$2.8 million. In April 2015, we acquired Series C convertible redeemable preferred shares of Particle with a cash consideration of US$30.0 million, and we also acquired additional ordinary shares and Class A ordinary shares of Particle from certain existing shareholders for an aggregate purchase price of US$27.6 million. Following the transactions, also in April 2015, Particle repurchased all the ordinary shares and Class A ordinary shares held by us, including ordinary shares purchased by us in 2014, and issued to us one Series C convertible redeemable preferred share for each ordinary share or Class A ordinary share. In January and April 2016, we granted two unsecured short-term convertible loans to Particle with an aggregate principal amount of US$20.0 million, and we converted the principal amounts of these loans and all accrued interests with a total amount of US$20.7 million into Series D1 convertible redeemable preferred shares of Particle in December 2016.

As of the date hereof, we held Series C and Series D1 convertible redeemable preferred shares of Particle, which had been accounted for as available-for-sale debt investments, representing an aggregate of approximately 20.21% equity interest in Particle on an as-if converted basis (which reflected the completion of the issuance of additional shares under Particle's share incentive plan). The fair value of our available-for-sale debt investments in Particle was RMB2,012.5 million (US$289.1 million) as of December 31, 2019. In March 2019, we entered into a share purchase agreement with Run Liang Tai, to sell 32% equity interest of Particle on an as-if converted basis to Run Liang Tai and its designated entities, or the proposed buyers, for a total consideration of US$448 million in cash. On July 23, 2019, we entered into a supplemental agreement with Run Liang Tai, or the Particle Supplemental Agreement, after we had a dispute with Run Liang Tai regarding the satisfaction of certain closing conditions under the original share purchase agreement. According to the Particle Supplemental Agreement, we agree to increase the number of shares of Particle to be transferred to the proposed buyers from 199,866,509 shares to 212,358,165 shares while the total purchase price will remain unchanged at US$448 million. In addition, we agreed that the proposed buyers may pay the purchase price in several installments and deliver the preferred shares of Particle to the Proposed Buyers in batches. We and the proposed buyers agreed to close the proposed transactions as described in the Particle Supplemental Agreement regardless of any dispute raised by any party in respect of satisfaction of the closing conditions under the original share purchase agreement. However, after we executed the Particle Supplemental Agreement, two shareholders of Particle, Long De Cheng Zhang Culture Communication (Tianjin) Co., Ltd., which later transferred its shares in Particle to Long De Cheng Zhang (Tianjin) Investment Management Center, and Long De Holdings (Hong Kong) Co., Limited, notified us that they intend to exercise their co-sale rights under the Particle Shareholders Agreement. On January 20, 2020, we entered into the Co-Sale Agreement with the Long De Entities. Pursuant to the Co-Sale Agreement, the Long De Entities will sell approximately 9.8 million preferred shares of Particle, or the Long De Sale Shares, to the proposed buyers for a total consideration of approximately US$20.7 million in cash and the number of Particle shares to be sold by us will be reduced accordingly. As a result, we are expected to sell a total of 29.19% equity interest of Particle on an as-if converted basis (which reflected the completion of the issuance of additional shares under Particle's share incentive plan) to the proposed buyers for a total consideration of approximately US$427.3 million in cash under the original share purchase agreement as amended by the Particle Supplemental Agreement and the Co-Sale Agreement. The Co-Sale Agreement is subject to approval by the shareholders of our parent company, Phoenix Media Investment (Holdings) Limited. While we have completed delivery of the first batch of Particle shares to the proposed buyers pursuant to the Particle Supplemental Agreement and received consideration of US$200 million for such shares and recognized a gain on disposal of available-for-sale debt investments of RMB1,001.2 million (US$143.8 million) in the consolidated statements of comprehensive income/(loss), and we have received a further deposit of US$50 million for the second batch preferred shares of Particle to be delivered to the Proposed Buyers in or before August 2020, however, there are still uncertainties as to the completion of the remaining part of the proposed transaction. If the remaining part of the transaction is also completed, we expect to continue to hold approximately 4.7% equity interest of Particle on an as-if converted and fully diluted basis (which reflected the completion of the issuance of additional shares under Particle’s share incentive plan) after the completion.

In December 2018, we acquired a 25.5% equity interest in Yitian Xindong, for an aggregate purchase price of RMB144.1 million. Telling Telecommunication Co., Ltd., or Telling Telecom, concurrently transferred another 25.5% of its equity interests in Yintian Xindong to Shenzhen Bingruixin Technology Co., Ltd., or Bingruixin, a third party, which then granted an option to us that allowed us to acquire a 25.5% equity interest from Bingruixin for RMB144.1 million. Bingruixin also entrusted the voting rights of such 25.5% equity interest to us, as a result of which we started to consolidate Yitian Xindong in our financial statements from December 28, 2018. We exercised the call option granted by Bingruixin on March 1, 2019 and acquired another 25.5% equity interest in Yitian Xindong. We currently hold 51% of the equity interests in Yitian Xindong and continue to consolidate Yitian Xindong. The revenues of Yitian Xindong for the year ended December 31, 2019 were RMB204.0 million (US$29.3 million) and the net income of Yitian Xindong for the year ended December 31, 2019 were RMB2.5 million (US$0.4 million), which should mean that Yitian Xindong’s financial performance targets in 2019 as specified in our agreement with Telling Telecom in connection with our acquisition of Yitian Xindong were not met and we should have the right to receive a contingent returnable consideration of RMB170.6 million (US$24.5 million) from Telling Telecom. However, based on current communication with Telling Telecom, we estimated that the probability of successfully collecting the contingent returnable consideration of RMB170.6 million (US$24.5 million) would be 60% as there were still some disputes between Telling Telecom and us, and as a result, the fair value of our right to receive the contingent returnable consideration as of December 31, 2019 were RMB98.5 million (US$14.1 million), with the changes in fair value of RMB62.1 million (US$8.9 million) recognized in the consolidated statements of comprehensive income/(loss) of the year ended December 31, 2019. Yitian Xindong owns Tadu Apps, which collectively have more than one million daily active users. We recorded goodwill of RMB338.3 million from the acquisition, which would not be amortized but was tested for impairment on an annual basis, or more frequently if events or changes on circumstances indicates that it might be impaired. There was no impairment loss for goodwill recognized for the year ended December 31, 2019.

We hold 50% of the equity interests in Tianbo. Before April 2019, as we had significant influence over financial and operating decision-making, we accounted for the 50% equity interest by using the equity method of accounting. On April 1, 2019, we obtained control over Tianbo and consolidated Tianbo starting from April 1, 2019 as we and other shareholders of Tianbo agreed to make certain revisions to the articles of association of Tianbo, which granted us the voting power to decide Tianbo’s significant financial and operating decisions at both the shareholder level and the board level, to accelerate the development of its real estate vertical and to further bolster the development of our real estate vertical and to create more synergies on Tianbo’s new business, with the equity interest in Tianbo of 50% unchanged. At the same time, we agreed with other shareholders of Tianbo and would provide free advertising resources to Tianbo as consideration to gain control over Tianbo. Tianbo is principally engaged in operation of the real property channel and sales of real property advertisements for ifeng.com.

In January 2015, in order to leverage our brand, content platform and large user base to expand into more entertainment related businesses, we established a subsidiary, Meowpaw. Meowpaw is engaged in creating intellectual properties, related games, books, movies and animations, etc. As of the date of this annual report, we held 75% of Meowpaw’s equity interests, and its noncontrolling shareholder, who is an individual, held the remaining 25%. Meowpaw’s share capital was not sufficient to support its operations. In addition to the capital injection, we have provided a long-term financing of RMB79.0 million to support its operations.

In August 2017, we acquired an 8% equity interest in Kuailai with a consideration of RMB0.2 million. Kuailai operates Xunhutai, a life-style information application in China. As of December 31, 2019, the carrying value of our equity investment in Kuailai was RMB0.2 million (US$0.03 million).

In November 2018, we acquired a 10% equity interest in Yitong Technology, by investing in newly issued shares of Yitong Technology with a total consideration of RMB13.0 million. Yitong Technology mainly engages in big data application development and operation in China. As our equity investment in Yitong Technology has preferred liquidation rights, it is not considered as in-substance common stock, and should be measured at fair value, with changes in the fair value recognized through net income/(loss). As the investments in Yitong Technology lack readily determinable fair values, we elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. As of December 31, 2019, the carrying value of our equity investment in Yitong Technology was RMB13.0 million (US$1.9 million).

In December 2018, we acquired a 40% equity interest of Fengyi Technology with a consideration of RMB2.0 million. Fengyi Technology mainly engages in advertising service in China. As the investment in Fengyi Technology is redeemable at our option, it is not considered in-substance common stock but considered debt securities. Our investment in Fengyi Technology is classified as available-for-sale debt investments and reported at fair value. As of December 31, 2019, the fair value of investment in Fengyi Technology was RMB2.0 million (US$0.3 million).

In January 2020, our company and an independent third party proposed to jointly operate advertising business. One of our subsidiary, Fengqingyang (Beijing) Culture Transmission Co., Ltd., or Fengqingyang, formerly known as Beijing Youjiuzhou Technology Co., Ltd., underwent an increase in share capital and our equity interest in it decreased from 100% to 60%. Our company and the third-party investor subscribed to the additional share capital and hold 60% and 40% of the equity interest in Fengqingyang, respectively. We continue to consolidate Fengqingyang, as the third-party investor do not obtain any participating rights that would preclude us from consolidating Fengqingyang.

In addition, we previously invested in several other businesses. After considering the operating results of these entities and the likelihood of recovering value from such investments, our equity interests in these businesses have been fully impaired and we have fully written off our entire investments in these entities.

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

We do not have any equity interests in Tianying Jiuzhou or its subsidiaries, Yifeng Lianhe, or Chenhuan or its subsidiaries. However, as a result of these contractual arrangements, we are the primary beneficiary of each of Tianying Jiuzhou, Yifeng Lianhe and Chenhuan and account for them as our affiliated consolidated entities under U.S. GAAP. Outstanding equity interests in Tianying Jiuzhou, Yifeng Lianhe and Chenhuan are held by Haiyan Qiao and Ximin Gao, Xiaowei Shang and Yansheng He, and Haipeng Wu and Yansheng He respectively. Mssrs. Qiao, Gao, Shang, Wu and He have each been employed by us for approximately ten years. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of our affiliated consolidated entities may have potential conflicts of interest with us.”

We have consolidated the financial results of each of Tianying Jiuzhou and its subsidiaries, Yifeng Lianhe, and Chenhuan and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. In 2019, Tianying Jiuzhou and its subsidiaries accounted for 39.4% of our total revenues, Yifeng Lianhe accounted for 1.0% of our total revenues, and Chenhuan and its subsidiaries accounted for 18.2% of our total revenues.

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

Pursuant to the Technical Service Agreements, the affiliated consolidated entities have each agreed to pay to Fenghuang On-line or Qieyiyou an amount equal to a certain percentage of their respective annual revenues, plus a special service fee for certain services rendered by Fenghuang On-line or Qieyiyou at the request of the relevant affiliated consolidated entity. However, the Technical Service Agreements also provide that notwithstanding such agreement as to payment, the actual amount of the service fee may be adjusted upon mutual agreement of the parties. Historically, the affiliated consolidated entities have deducted relevant costs and expenses from the amount that is subject to the service fee payment. In 2017, 2018 and 2019, the affiliated consolidated entities transferred technical service fees of RMB39.0 million, RMB60.5 million and RMB34.0 million (US$4.9 million), respectively, to Fenghuang On-line and Qieyiyou and their subsidiaries.

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

The term of each loan is ten years from the execution of the applicable loan agreement, and may be extended upon mutual agreement of the parties. On December 31, 2019, Fenghuang On-line and the shareholders of Tianying Jiuzhou entered into a supplemental agreement to extend the loan for a term of ten years upon expiration of the original loan agreement on the same day. Any disputes shall be resolved by the parties through negotiation, and if the parties cannot reach an agreement within thirty days, the dispute shall be submitted to the China International Economic and Trade Arbitration Commission in Beijing. The arbitral awards shall be final and binding upon both parties.

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

Our Relationship with Phoenix TV

We are currently a subsidiary of Phoenix TV, the leading Hong Kong-based satellite TV network broadcasting Chinese language content globally and into China. Phoenix TV owned 54.5% of our outstanding ordinary shares and 60.9% of the voting power of our ordinary shares as of March 31, 2020. Phoenix TV first reported its new media business as one of its business segments in its annual report submitted to the Hong Kong Stock Exchange for the year ended December 31, 2007.

In addition, we entered into several sets of trademark and program content licensing agreements with Phoenix TV or certain of its subsidiaries in the past and continue to use certain copyrighted content and trademarks provided by Phoenix TV Group. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements and Transactions with Phoenix TV and Certain of its Subsidiaries.”

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

Overview

We are a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, we enable consumers to access professional news and other quality information and UGC, on the Internet and through their PCs and mobile devices. We also transmit our UGC and in-house produced content to TV viewers primarily through Phoenix TV. Our PC channel includes major verticals such as news, real estate, fashion, military, finance, web-based games and digital reading. Our mobile channel includes our mobile news application, mobile video application, mobile digital reading applications (“Fanyue Novel” and “Tadu Apps”) and mobile Internet websites. We also act as a unique and quality content provider for multiple third-party channel. The appeal of our brand is enhanced by its affiliation with the “Phoenix” (“鳳凰”) brand of Phoenix TV.

According to iResearch, our number of PC monthly unique visitors was 110 million in December 2019. We ranked second among all Internet portals in China in terms of monthly unique visitors in December 2019, according to iResearch. We earn revenues from advertising and paid services, which accounted for 82.5% and 17.5% of our total revenues, respectively, in 2019.

We recognize revenues from our advertising services on a net basis, after deducting the agency service fees we pay to advertising agencies and the VAT and the cultural development fee. We provide advertising services through PC channel and mobile channel, which accounted for 32.6% and 67.4% of our net advertising revenues, respectively, in 2019. We see mobile devices as the primary gateway for news and other media content consumption going forward. In recent years, we have taken steps to optimize our business model by shifting our revenue mix towards our mobile channels. By continuing to strengthen our core competencies of content production capability, dedication to serious journalism and cutting-edge technology, we believe that we will be better positioned to capitalize on emerging opportunities as increasing numbers of consumers in China use Internet-enabled mobile devices to consume news and other media content.

We offer a wide variety of paid services primarily through our mobile channel and operations with the telecom operators. We generate revenues primarily from paid services, including (i) paid contents, which includes digital reading, audio books, paid videos, and other content-related sales activities, (ii) games, which includes web-based games and mobile games, (iii) MVAS, and (iv) others. Prior to 2019, we primarily generate revenues from paid services revenues including (i) digital entertainment, which includes digital reading and MVAS, and (ii) games and others, which include web-based games, mobile games, content sales, and other online and mobile paid services through our own platforms. For comparison purposes, the revenues from paid services for the years ended December 31, 2017 and 2018 have been retrospectively re-classified. We derived 76.8%, 5.3%, 6.9% and 11.0% of our paid services revenues, respectively, from our paid contents, games, MVAS, and others in 2019. Due to a 116.1% increase in the revenues generated from paid contents mainly attributable to the consolidation of digital reading revenues from Yitian Xindong, our paid services revenues increased from RMB179.1 million in 2018 to RMB267.6 million (US$38.4 million) in 2019.

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

In accordance with ASC 820, we measure term deposits and short term investments, restricted cash, available-for-sale debt investments, financial assets — contingent returnable consideration and forward contract at fair value on a recurring basis.

The fair values of our available-for-sale debt investments in Particle were determined based on the discounted cash flow model for the year ended December 31, 2017. As we entered into a binding letter of intent, or the LOI, to sell part of our investments in Particle in February 2019, the fair values of the investments in Particle were determined based on the scenario analysis, the weighted average valuation results derived from both the discounted cash flow model and the market approach, and the probability of each scenario as of December 31, 2018. As we have completed delivery of the first batch of 94,802,752 preferred shares of Particle to the Proposed Buyers in 2019, the fair values of the investments in Particle as of December 31, 2019 were determined based on a valuation technique under the market approach, known as guideline company method, where financial ratios of comparable companies were analyzed to determine the value of Particle, as well as using observable transactions of Particle’s shares. We classify the valuation techniques that use unobservable inputs as Level 3 of fair value measurements.

The key inputs used in available-for-sale debt investments valuation as of December 31, 2017, 2018 and 2019 were as follows:

	As of December 31,
	2017	2018		2019
		Under the Status Quo	Under the Trade Sale
		Scenario*	Scenario**
Discount rate	23%	22.5%	17%	N/A
Lack of marketability discount (“DLOM”)	25%	20%	15%	5%
Volatility	45.3%	44.5%	44.8%	45.7%
Revenue growth rate	5.0%-93.8%	3.7%-75.8%	3.7%-75.8%	N/A
Terminal growth rate	3%	3%	3%	N/A
Control premium	N/A	N/A	30%	N/A
Probability of each scenario	N/A	60%	40%	N/A

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

Our non-financial long-lived assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they are determined to be impaired on an other-than-temporary basis. We use a combination of valuation methodologies, including market and income approaches based on our best estimate to determine the fair value of these non-financial assets. Inputs used in these methodologies primarily include future cash flows, discount rate, expected volatility and the selection of comparable companies operating in similar businesses.

For equity investments without readily determinable fair values accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured to fair value. The non-recurring fair value measurements to the carrying amount of an investment usually requires us to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by us. These non-recurring fair value measurements are measured as of the observable transaction dates. The valuation methodologies involved require us to use the observable transaction price at the transaction date and other unobservable inputs (level 3) such as volatility of comparable companies and probability of exit events as it relates to liquidation and redemption preferences.

Accounts receivable, amounts due from related parties, prepayments and other current assets, accounts payable, amounts due to related parties, salary and welfare payable, accrued expense, short-term bank loans and other current liabilities are financial assets or liabilities with carrying values that approximate fair value due to their short term nature.

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

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. We have early adopted ASU 2017-04 in the annual impairment test for the year ended December 31, 2019 and did not have a significant impact on our consolidated financial statements.

Intangible Assets, Net

Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets mainly consist of computer software purchased from unrelated third parties, operating rights for licensed games, licensed copyrights of reading content, audio content, user base, and trademark and domain names. Intangible assets are stated at cost less impairment and accumulated amortization, which is computed using the straight-line method over the estimated useful lives of the assets. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Estimated Useful Lives
Computer software	5 years
Trademark and domain names	10 years
Licensed copyrights of reading content	Lesser of the licensed period or 5 years
Audio content	5 years
User base	0.8 years
License and licensed games	Estimated life cycle

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

Advertising revenues are derived principally from advertising contracts with customers where the advertisers pay to place their advertisements on our ifeng.com, mobile Internet websites i.ifeng.com and our mobile applications in different formats over a particular period of time. Such formats generally include but are not limited to banners, newsfeed, text-links, videos, logos, buttons and rich media. Our performance obligations are to place the customers’ advertisements on different spots, in different formats and at different times.

Our contracts with customers may include multiple performance obligations. For such arrangements, we allocate revenues to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices of each distinct performance obligation based on the prices charged to customers when sold on a standalone basis. Where standalone selling price is not directly observable, we generally estimate selling prices based on the publicly published advertising rate card, times the relevant discount rates, taking into considerations of the historical trend, the pricing of advertising areas sold with similar popularities, advertisements with similar formats and quoted prices from competitors, and other relevant market conditions. We recognize revenue on the satisfied performance obligations and defer the recognition of revenue for the estimated value of the undelivered elements until the remaining performance obligations have been satisfied. When all of the elements within an arrangement are delivered uniformly over the agreement period, the revenues are recognized on a straight-line basis over the contract period.

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

Prior to 2019, paid services revenues comprised of (i) revenues from digital entertainment, which included MVAS and digital reading, and (ii) revenues from games and others, which included web-based games, mobile games, content sales, and other online and mobile paid services through our own platforms.

Beginning from January 1, 2019, paid services revenues have been re-classified and now comprised of (i) revenues from paid contents, which includes digital reading, audio books, paid videos, and other content-related sales activities, (ii) revenues from games, which includes web-based games and mobile games, (iii) revenues from MVAS, and (iv) revenues from others. For comparison purposes, the revenues from paid services for the years ended December 31, 2017 and 2018 have been retrospectively re-classified.

Paid contents

Paid contents revenues mainly comprised of revenues generated from digital reading, audio books, paid videos, and other content-related sales activities.

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

Audio books

Audio books revenues are derived from the sale of copyright of audio books to third parties, and licensing audio books to third parties.

With respect to the sale of copyright of audio books, we are determined to be the primary obligor and accordingly, we record revenues on a gross basis. With respect to the revenues that derived from licensing audio books to third parties, we evaluated and determined that we are not the primary obligor in the service rendered to the end users and accordingly, we record our revenues based on the portion of the sharing of revenues that derives from the third parties. We recognize revenue on the satisfied performance obligations and defers the recognition of revenue for the estimated value of the undelivered elements until the remaining performance obligations have been satisfied.

Paid videos

We generate revenues from licensing video to third parties. For such content licensing transactions, we earn up-front fixed-amount license fees or revenue sharing fees based on pre-agreed percentage. We view the third parties as customers and recognizes revenues on a net basis during the licensing periods, provided that no significant obligation remains, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

Games

Games include web-based games, mobile games. Revenues from these services are recognized over the periods in which the services are performed, provided that no significant obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

For web-based game services, all of the web-based games provided on our platforms are developed by third-party game developers and can be accessed and played by game players without downloading separate software. We primarily view the game developers to be our customers and considers our responsibility under our agreements with the game developers to be promotion of the game developers’ games. We collect payments from game players in connection with the sale of in-game virtual currencies and remit certain agreed-upon percentages of the proceeds to the game developers. Revenue from the sale of in-game virtual currency is recorded net of remittances to game developers and deferred until the estimated consumption date of the virtual items, which is within a short period of time, typically a few days, after purchase of the in-game virtual currency.

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

Others

Other paid service revenues mainly comprise of revenues generated from E-commerce and online real estate related services. Revenues are recognized in the period in which the service is performed, provided that no significant obligation remains, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

Operating leases and adoption of ASU 2016-02

On February 25, 2016, the FASB issued ASU 2016-02 Leases (Topic 842), which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

We applied ASU 2016-02 beginning from January 1, 2019 and elected to apply practical expedients permitted under the transition method that allow us to use the beginning of the period of adoption as the date of initial application, to not recognize lease assets and lease liabilities for leases with a term of twelve months or less, and to not reassess lease classification, treatment of initial direct costs, or whether an existing or expired contract contains a lease. We used modified retrospective method and did not recast the prior comparative periods. Under the new lease standard, we determine if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. We consider only payments that are fixed and determinable at the time of lease commencement.

As a result of the adoption, we recorded a right-of-use asset of approximately RMB99.5 million and a lease liability of approximately RMB99.5 million upon the adoption of ASU 2016-02 on January 1, 2019, primarily related to our leased office space. The adoption had no material impact on our consolidated statements of comprehensive income/(loss) for the year ended December 31, 2019 or the opening balances of retained earnings as of January 1, 2019.

Share-based Compensation

We have share incentive plans for the granting of share-based awards, such as share options and restricted shares. We measure the cost of employee services received in exchange for share-based compensation at the grant date fair value of the award. We recognize the share-based compensation as costs or expenses in our consolidated statements of comprehensive income/(loss), net of estimated forfeitures, on a graded-vesting basis over the vesting term of the awards.

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

The share-based awards to nonemployees are accounted for based on the fair value of the consideration received or the fair value of the award issued, whichever is more reliably measurable. Share-based compensation expense for share options granted to non-employees is measured at fair value at the earlier of the performance commitment date or the date service is completed and recognized over the period during which the service is provided. We apply the guidance in ASU 2018-07 Compensation— Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting to account for share options granted to non-employees based on the grant date fair value beginning from January 1, 2019.

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

We use the Black-Scholes option pricing model to determine the fair value of share options based on the fair value of underlying ordinary shares at the grant date. The assumptions used in calculating the fair value of share options represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. The fair values of the options during 2017, 2018 and 2019 used the following assumptions.

For the Years Ended December 31,
	2017	2018	2019
Expected volatility rate	48.84%-57.06%	56.76%-57.10%	55.92%-77.98%
Expected dividend yield	—	—	—
Expected term (years)	3.13-6.16	2.50-6.16	1.00-6.16
Risk-free interest rate (per annum)	0.90%-1.92%	0.91%-2.09%	2.33%-3.12%

Expected Volatility. We estimated the expected volatility at the date of grant based on the average annualized standard deviation of the share prices of comparable listed companies.

Expected Dividend Yield. The Black-Scholes option pricing model calls for a single expected dividend yield as an input. We have not declared or paid any regular cash dividends on our capital stock, and we do not anticipate any regular dividend payments on our ordinary shares in the foreseeable future.

Expected Term. We estimated the expected term based on the vesting schedule and the exercise period of the options.

Risk-Free Interest Rate. We estimated the risk-free interest rate used in the Black-Scholes option pricing model based on the derived market yield of the U.S. Treasury securities with an estimated country-risk differential as of the valuation date.

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

Income Taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in our consolidated statements of comprehensive income/(loss) in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended December 31, 2017, 2018 and 2019.

We recognized a gain on disposal of available-for-sale debt investments of RMB1,001.2 million (US$143.8 million) in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2019, which was not subject to any corporate income or capital gains taxes under the current laws of the Cayman Islands.

Description of Key Statement of Comprehensive Income/(Loss) Items

Revenues

The following table sets forth the principal components of our total revenues by amount and by percentage of total revenues for the years presented.

	For the Years Ended December 31,
	2017*		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Revenues:
Net advertising revenues	1,353,480	85.9	1,198,271	87.0	1,263,485	181,488	82.5
Paid services revenues	221,612	14.1	179,108	13.0	267,577	38,435	17.5
Total revenues	1,575,092	100.0	1,377,379	100.0	1,531,062	219,923	100.0

Note:

*

The financial data presented in our financial statements for the years ended December 31, 2018 and 2019 are prepared in accordance with ASC 606 while all financial data presented for the year ended December 31, 2017 are prepared in accordance with ASC 605.

We derive our revenues from advertising services and paid services.

Advertising Services. Our net advertising revenues accounted for 85.9%, 87.0% and 82.5% of our total revenues in 2017, 2018 and 2019, respectively. We generate our net advertising revenues from payments made by advertisers to place their advertisements on our ifeng.com, mobile Internet websites i.ifeng.com and our mobile applications in different formats over a particular period of time. Such formats generally include but are not limited to banners, newsfeed, videos, text-links, logos, buttons and rich media.

Advertisers purchase our advertising services primarily through third-party advertising agencies. Currently the advertising business has three main types of pricing models, consisting of the CPD model, the CPM model, and the CPC model. We recognize advertising revenues on a net basis after deducting service fees earned by advertising agencies and the VAT and the cultural development fee.

We also earn advertising revenues from related parties, including Phoenix TV, for joint TV and online advertising solutions which we provide together with Phoenix TV to certain Phoenix TV advertising customers, China Mobile and our investees for online advertising services. We also record these revenues as net advertising revenues earned from related parties. Our net advertising revenues earned from related parties accounted for 5.0%, 3.5% and 4.0% of our net advertising revenues in 2017, 2018 and 2019 respectively.

Paid Services. Our paid services revenues contributed 14.1%, 13.0% and 17.5% of our total revenues in 2017, 2018 and 2019, respectively. The following table sets forth our paid services offerings and their respective contributions to our paid services revenues and total revenues in 2017, 2018 and 2019, respectively.

	For the Years Ended December 31,
	% of Paid Services Revenues			% of Total Revenues
Paid Services Revenues*	2017	2018	2019	2017	2018	2019
Paid contents	35.0	53.1	76.8	4.9	6.9	13.4
Games	12.4	8.2	5.3	1.8	1.1	1.0
MVAS	49.0	30.7	6.9	6.9	4.0	1.2
Others	3.6	8.0	11.0	0.5	1.0	1.9

Note:

*

Prior to 2019, paid services revenues comprised of (i) revenues from digital entertainment, which included MVAS and digital reading, and (ii) revenues from games and others, which included web-based games, mobile games, content sales, and other online and mobile paid services through our own platforms. Beginning from January 1, 2019, paid services revenues have been re-classified and now comprised of (i) revenues from paid contents, which includes digital reading, audio books, paid videos, and other content-related sales activities, (ii) revenues from games, which includes web-based games and mobile games, (iii) revenues from MVAS, and (iv) revenues from others. For comparison purposes, the revenues from paid services for the years ended December 31, 2017 and 2018 have been retrospectively re-classified.

These revenues were recorded either on gross or net basis depending on the nature of the services that we provided to the customers.

Our paid services revenues generated from China Mobile, a related party, accounted for 62.6%, 48.2% and 26.6% of our paid services revenues in 2017, 2018 and 2019, respectively. We generated paid services revenues of RMB126.7 million, RMB77.1 million and RMB71.2 million (US$10.2 million) from providing services to customers of China Mobile and collecting fees through arrangements with China Mobile in 2017, 2018 and 2019, respectively. The decrease in paid services revenues with China Mobile was primarily due to a decrease in the MVAS revenues mainly resulting from the decline in users’ demand for services provided through telecom operators in China. We derived paid services revenues of RMB12.0 million, RMB9.2 million and nil for the years ended December 31, 2017, 2018 and 2019, respectively, from fixed fees from China Mobile for our mobile newspaper service.

Sales Taxes and Related Surcharges and Other Surcharges. We are subject to VAT and related surcharges on the revenues earned for services provided in the PRC. The primary applicable rate of VAT is 6.0% for the years ended December 31, 2017, 2018 and 2019. We are also subject to a cultural development fee on the provision of advertising services in the PRC. The applicable tax rate decreased from 3% of the net advertising revenues before July 1, 2019 to 1.5% of the net advertising revenues since July 1, 2019. The VAT and the cultural development fee were included in the cost of revenues under ASC 605 for the years ended December 31, 2017, and have been recorded as a reduction item of revenues under ASC 606 since January 1, 2018. Other surcharges mainly comprised of urban maintenance and construction tax and education surcharges. The urban maintenance and construction tax are charged at 7%, 5% or 1% of the amount of VAT actually paid depending on where the taxpayer is located. Education surcharges are charged at 3% of the amount of VAT actually paid and local education surcharges are charged at 2% or 1% of the amount of VAT actually paid depending on where the taxpayer is located. The urban maintenance and construction tax, education surcharges and local education surcharges are recorded in the cost of revenues in the consolidated statements of comprehensive income/(loss).

Cost of Revenues

Our cost of revenues consists primarily of (1) revenue sharing fees, including service fees retained by mobile telecommunications operators, which are recognized as cost of revenues for revenues recorded on gross basis, and revenue sharing fees paid to our channel and content partners, (2) content and operational costs, including personnel-related cost associated with content production and certain advertisement sales support personnel, content procurement costs to third-party professional media companies and to Phoenix TV Group, direct costs related to in-house content production, channel testing costs, rental cost, depreciation and amortization, the urban maintenance and construction tax, education surcharges and local education surcharges, and other miscellaneous costs, and (3) bandwidth costs. The increase in cost of revenues from 2018 to 2019 was primarily attributable to the consolidation of cost of revenues from Tianbo and Yitian Xindong. The following table sets forth the components of our cost of revenues by amount and by percentage of total revenues for the years indicated.

	For the Years Ended December 31,
	2017*		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Cost of revenues:
Revenue sharing fees	72,613	4.6	47,539	3.5	59,672	8,571	3.9
Content and operational costs	466,379	29.6	491,868	35.7	648,195	93,108	42.3
Bandwidth costs	55,050	3.5	57,141	4.1	60,435	8,681	4.0
Sales taxes and surcharges	133,155	8.5	—	—	—	—	—
Total cost of revenues	727,197	46.2	596,548	43.3	768,302	110,360	50.2

Note:

*

The financial data presented in our financial statements for the years ended December 31, 2018 and 2019 are prepared in accordance with ASC 606 while all financial data presented for the years ended December 31, 2017 are prepared in accordance with ASC 605.

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

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and technology and product development expenses, and include allocations of expenses from Phoenix TV and the changes in fair value of financial assets-contingent returnable consideration. Share-based compensation is included in our operating expenses as they are incurred. The increase in operating expenses from 2018 to 2019 was primarily attributable to the consolidation of operating expenses from Tianbo and Yitian Xindong, the special cash compensation paid to our option holders in 2019 and the increase in bad debt expenses recognized in 2019, which was partially offset by the gain arising from the changes in fair value of financial assets-contingent returnable consideration.

The following table sets forth our operating expenses, divided into their major categories, by amount and by percentage of total revenues for the years indicated.

	For the Years Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Operating expenses:
Sales and marketing expenses	493,664	31.3	537,562	39.0	615,783	88,452	40.2
General and administrative expenses	146,923	9.3	162,568	11.8	271,788	39,039	17.8
Technology and product development expenses	192,325	12.2	204,723	14.9	242,757	34,870	15.9
Changes in fair value of financial assets-contingent returnable consideration	—	—	—	—	(62,051)	(8,913)	(4.1)
Total operating expenses	832,912	52.8	904,853	65.7	1,068,277	153,448	69.8

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

Changes in Fair Value of Financial Assets-Contingent Returnable Consideration. Changes in fair value of financial assets-contingent returnable consideration in the fiscal year of 2019 was a gain of RMB62.1million (US$8.9 million), which represent the changes in fair value of our right to receive the contingent returnable consideration in relation to the acquisition of Yitian Xindong, subject to certain price adjustment mechanisms based on Yitian Xindong’s operating and financial performance in 2019 and 2020. We recorded the financial assets-contingent returnable consideration as prepayments and other current assets in the balance sheet and recognized the changes in its fair value in the consolidated statements of comprehensive income/(loss) of 2019.

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

Related Party Transactions

In 2017, 2018 and 2019, we have entered into transactions with our related parties, including Phoenix TV, China Mobile, and certain investees, that impacted our net advertising revenues, paid services revenues, cost of revenues, sales and marketing expenses and general and administrative expenses. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” The following table sets forth the significant transactions with our related parties.

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(In thousands)
Transactions with the non-US listed part of Phoenix TV Group :
Content provided by Phoenix TV Group	(12,090)	(12,398)	(11,302)	(1,623)
Advertising and promotion expenses charged by Phoenix TV Group	(23)	(4,258)	(4,157)	(597)
Corporate administrative expenses and trademark license fees charged by Phoenix TV Group	(6,245)	(7,918)	(7,045)	(1,011)
Project cost charged by Phoenix TV Group	(1,217)	(1,763)	(1,148)	(165)
Revenues earned from Phoenix TV Group	9,454	14,354	15,705	2,256
Transactions with China Mobile:
Advertising revenues earned from China Mobile	33,491	27,532	23,256	3,341
Paid services revenues earned from and through China Mobile	138,712	86,352	71,248	10,234
Revenue sharing fees and bandwidth cost charged by China Mobile	(43,604)	(15,929)	(14,216)	(2,042)
Transactions with Investees :
Revenues earned through FM	855	160	10	1
Advertising revenues earned from Tianbo	13,869	193	16	2
Advances provided to Tianbo	29	10,721	247	35
Revenues earned from Lilita	10,161	21	305	44
Loans provided to Particle and related interest income including the effect of foreign exchange	87,514	—	—	—
Loans repaid by Particle	(48,747)	(84,083)	—	—
Related interest income including the effect of foreign exchange arising from convertible loans to Particle	(1,799)	8,993	—	—
Corporate administrative expenses charged by Particle	(725)	(82)	—	—
Sales of assets to Particle at carrying value	4,740	(413)	—	—
Other income earned from Particle	—	—	1,990	286
Advertising revenues earned from Fengyi Technology	—	—	12,612	1,812
Revenue sharing fees charged by investees	(111)	(77)	(62)	(9)

Other Income, net

Our other income, net generally reflects gain on disposal of available-for-sale debt investments, gain on disposal of convertible loans due from a related party, government subsidies, interest income, interest expense, foreign currency exchange gain or loss, income/(loss) from equity method investments, net of impairment, changes in fair value of forward contract in relation to future disposal of investments in Particle, and others, net.

For more information about the gain on disposal of available-for-sale debt investments, see “Note 9 Available-for-sale Debt Investments” of our audited consolidated financial statements included at the end of this annual report.

Taxation

We are incorporated in the Cayman Islands. Under the current relevant laws of the Cayman Islands, corporate income, capital gains or other direct taxes are not imposed on corporations in the Cayman Islands. In addition, dividend payments are not subject to withholding taxes in the Cayman Islands. We recognized a gain on disposal of available-for-sale debt investments of RMB1,001.2 million (US$143.8 million) in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2019, which was not subject to any corporate income or capital gains taxes under the current laws of the Cayman Islands.

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

Fenghuang On-line had been qualified as an HNTE in November 2014 and August 2017, respectively, and was entitled to a preferential tax rate of 15%. Therefore, Fenghuang On-line was subject to a 15% income tax rate for the years from 2017 to 2019.

Tianying Jiuzhou resubmitted applications for qualification and was approved as an HNTE in 2014 and 2017, respectively, and therefore, Tianying Jiuzhou was subject to a 15% income tax rate from 2017 to 2019.

In 2012, Fenghuang Yutian was qualified as a Software Enterprise. As 2013 was the first year Fenghuang Yutian generated taxable profit, it was exempted from income taxes for the years 2013 and 2014, and was subject to a 12.5% income tax rate from 2015 to 2017. In 2017, Fenghuang Yutian had been qualified as an HNTE, and therefore, Fenghuang Yutian was subject to a 15% income tax rate in 2018 and 2019.

In 2016, Fenghuang Borui was qualified as a Software Enterprise. As 2016 was the first year Fenghuang Borui generated taxable profit, it was exempted from income taxes for the years 2016 and 2017, and was subject to a 12.5% income tax rate in 2018 and 2019.

Yitian Xindong had been qualified as an HNTE in November 2018, and was entitled to a preferential tax rate of 15%. Therefore, Yitian Xindong was subject to a 15% income tax rate in 2018 and 2019.

All our other PRC subsidiaries and affiliated consolidated entities were subject to a 25% income tax rate for all the years presented.

Under the CIT Law, dividends paid from our PRC subsidiaries are subject to a withholding tax at 10%. This dividend withholding tax, however, will only be levied on our PRC subsidiaries in respect of profits earned in 2008 onwards. Profits distributed after January 1, 2008 but related to financial results generated for the year ended December 31, 2007 and prior years will not be subject to dividend withholding tax. The dividend withholding tax rate can be lower than 10% subject to tax treaties between China and foreign countries or regions.

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

We are subject to VAT and related surcharges on the revenues earned for services provided in the PRC. The primary applicable rate of VAT is 6.0% for the years ended December 31, 2017, 2018 and 2019. We are also subject to a cultural development fee on the provision of advertising services in the PRC. The applicable tax rate decreased from 3% of the net advertising revenues before July 1, 2019 to 1.5% of the net advertising revenues since July 1, 2019. The VAT and the cultural development fee were included in the cost of revenues under ASC 605 for the years ended December 31, 2017, and have been recorded as a reduction item of revenues under ASC 606 since January 1, 2018. Other surcharges mainly comprised of urban maintenance and construction tax and education surcharges. The urban maintenance and construction tax are charged at 7%, 5% or 1% of the amount of VAT actually paid depending on where the taxpayer is located. Education surcharges are charged at 3% of the amount of VAT actually paid and local education surcharges are charged at 2% or 1% of the amount of VAT actually paid depending on where the taxpayer is located. The urban maintenance and construction tax, education surcharges and local education surcharges are recorded in the cost of revenues in the consolidated statements of comprehensive income/(loss). For more information about risks related to potential changes in the taxes applicable to us, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — The discontinuation of any of the preferential tax treatments available to us in China could materially and adversely affect our operating results and financial condition.”

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

1	For the Years Ended December 31,
	2017		2018*		2019
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except for percentages)
Consolidated Statements of Comprehensive Income/(Loss) Data
Revenues:
Net advertising revenues	1,353,480	85.9	1,198,271	87.0	1,263,485	181,488	82.5
Paid services revenues	221,612	14.1	179,108	13.0	267,577	38,435	17.5
Total revenues	1,575,092	100.0	1,377,379	100.0	1,531,062	219,923	100.0
Cost of revenues (1)	(727,197)	(46.2)	(596,548)	(43.3)	(768,302)	(110,360)	(50.2)
Gross profit	847,895	53.8	780,831	56.7	762,760	109,563	49.8
Operating expenses (1) :
Sales and marketing expenses	(493,664)	(31.3)	(537,562)	(39.0)	(615,783)	(88,452)	(40.2)
General and administrative expenses	(146,923)	(9.3)	(162,568)	(11.8)	(271,788)	(39,039)	(17.8)
Technology and product development expenses	(192,325)	(12.2)	(204,723)	(14.9)	(242,757)	(34,870)	(15.9)
Changes in fair value of financial assets- contingent returnable consideration	—	—	—	—	62,051	8,913	4.1
Total operating expenses	(832,912)	(52.8)	(904,853)	(65.7)	(1,068,277)	(153,448)	(69.8)
Income/(loss) from operations	14,983	1.0	(124,022)	(9.0)	(305,517)	(43,885)	(20.0)
Other income, net	34,224	2.2	78,515	5.7	1,049,760	150,789	68.6
Income/(loss) before tax	49,207	3.2	(45,507)	(3.3)	744,243	106,904	48.6
Income tax expense	(14,783)	(0.9)	(20,105)	(1.5)	(20,241)	(2,908)	(1.3)
Net income/(loss)	34,424	2.3	(65,612)	(4.8)	724,002	103,996	47.3
Net loss attributable to noncontrolling interests	3,048	0.2	2,390	0.2	3,827	550	0.2
Net income/(loss) attributable to Phoenix New Media Limited	37,472	2.5	(63,222)	(4.6)	727,829	104,546	47.5
Net income/(loss)	34,424	2.3	(65,612)	(4.8)	724,002	103,996	47.3
Other comprehensive income, net of tax: fair value remeasurement for available-for -sale debt investments	321,538	20.4	566,320	41.1	1,188,762	170,755	77.6
Other comprehensive loss, net of tax: reclassification adjustment for disposal of available-for-sale debt investments	—	—	—	—	(1,008,795)	(144,904)	(65.9)

Other comprehensive (loss)/income, net of tax: foreign currency translation adjustment	(49,640)	(3.2)	51,794	3.8	37,483	5,384	2.5
Comprehensive income	306,322	19.5	552,502	40.1	941,452	135,231	61.5
Comprehensive loss attributable to noncontrolling interests	3,048	0.2	2,390	0.2	3,827	550	0.2
Comprehensive income attributable to Phoenix New Media Limited	309,370	19.7	554,892	40.3	945,279	135,781	61.7

	For the Years Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except for percentages)
Non-GAAP gross profit (2)	852,912	54.1	784,581	57.0	769,590	110,544	50.3
Non-GAAP income/(loss) from operations (2)	35,835	2.3	(110,033)	(8.0)	(347,347)	(49,893)	(22.7)
Non-GAAP adjusted net income/(loss) attributable to Phoenix New Media Limited (3)	52,028	3.3	(54,585)	(4.0)	(316,176)	(45,416)	(20.7)

Notes:

*

The financial data presented in our financial statements for the years ended December 31, 2018 and 2019 are prepared in accordance with ASC 606 while all financial data presented for the year ended December 31, 2017 are prepared in accordance with ASC 605.

(1)	Includes share-based compensation as follows:

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(In thousands)
Allocation of share-based compensation:
Cost of revenues	5,017	3,750	6,830	981
Sales and marketing expenses	1,877	2,360	1,643	236
General and administrative expenses	10,796	5,072	9,025	1,296
Technology and product development expenses	3,162	2,807	2,723	392
Total share-based compensation included in cost of revenues and operating expenses	20,852	13,989	20,221	2,905

(2)

Non-GAAP gross profit and non-GAAP income from operations are both non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding share-based compensation changes in fair value of financial assets-contingent returnable consideration.

(3)

We define non-GAAP adjusted net income/(loss) attributable to Phoenix New Media Limited as net income/(loss) attributable to Phoenix New Media Limited excluding share-based compensation, income or loss from equity method investments, net of impairments, changes in fair value of financial assets-contingent returnable consideration, changes in fair value of forward contract in relation to future disposal of investments in Particle and gain on disposal of available-for-sale debt investments.

We believe the separate analysis and exclusion of the following non-GAAP to GAAP reconciling items add clarity to the constituent parts of our performances. We review non-GAAP gross profit, non-GAAP income/(loss) from operations and non-GAAP adjusted net income/(loss) attributable to Phoenix New Media Limited together with gross profit, income/(loss) from operations and net income/(loss) attributable to Phoenix New Media Limited to obtain a better understanding of our operating performance. We use these non-GAAP financial measures for planning and forecasting and measuring results against the forecast. Using these non-GAAP financial measures to evaluate our business allows us and our investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our investors. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of items like share-based compensation, income or loss from equity method investments, net of impairments, which have been and will continue to be significant recurring items, and without the effect of changes in fair value of financial assets-contingent returnable consideration, changes in fair value of forward contract in relation to future disposal of investments in Particle and gain on disposal of available-for-sale debt investments, which have been significant and one-time items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact our gross profit, income/(loss) from operations and net income/(loss) attributable to Phoenix New Media Limited for the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from or as an alternative to the financial measures prepared in accordance with U.S. GAAP.

Non-GAAP to GAAP reconciling items have no income tax effect.

Our non-GAAP gross profit, non-GAAP income/(loss) from operations and non-GAAP adjusted net income/(loss) attributable to Phoenix New Media Limited are calculated as follows for the years presented:

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(In thousands)
Gross Profit	847,895	780,831	762,760	109,563
Excluding:
Share-based compensation	5,017	3,750	6,830	981
Non-GAAP gross profit	852,912	784,581	769,590	110,544

Income/(loss) from operations	14,983	(124,022)	(305,517)	(43,885)
Excluding:
Share-based compensation	20,852	13,989	20,221	2,905
Changes in fair value of financial assets-contingent returnable consideration	—	—	(62,051)	(8,913)
Non-GAAP income/(loss) from operations	35,835	(110,033)	(347,347)	(49,893)

Net income/(loss) attributable to Phoenix New Media Limited	37,472	(63,222)	727,829	104,546
Excluding:
Share-based compensation	20,852	13,989	20,221	2,905
Loss/(income) from equity investments, including impairments	(6,296)	(5,352)	3,447	495
Changes in fair value of financial assets-contingent returnable consideration	—	—	(62,051)	(8,913)
Gain on disposal of available-for-sale debt investments	—	—	(1,001,181)	(143,811)
Changes in fair value of forward contract in relation to future disposal of investments in Particle	—	—	(4,441)	(638)
Non-GAAP adjusted net income/(loss) attributable to Phoenix New Media Limited	52,028	(54,585)	(316,176)	(45,416)

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues. Our total revenues increased by 11.2% from RMB1.38 billion in 2018 to RMB1.53 billion (US$219.9 million) in 2019. Net advertising revenues (net of advertising agency service fees and sales taxes and related surcharges) increased by 5.4% from RMB1.20 billion in 2018 to RMB1.26 billion (US$181.5 million) in 2019, primarily due to the consolidation of advertising revenues from Tianbo and Yitian Xindong. Paid service revenues increased by 49.4% from RMB179.1 million in 2018 to RMB267.6 million (US$38.4 million) in 2019, primarily due to the consolidation of digital reading revenues from Yitian Xindong.

Cost of Revenues. Our cost of revenues for the year ended December 31, 2019 was RMB768.3 million (US$110.4 million), which represented an increase of 28.8% from RMB596.5 million for the year ended December 31, 2018, primarily attributable to the consolidation of cost of revenues from Tianbo and Yitian Xindong. Cost of revenues as a percentage of our revenues increased from 43.3% in 2018 to 50.2% in 2019.

•	Revenue sharing fees. Our revenue sharing fees for the years ended December 31, 2018 and 2019 were RMB47.5 million and RMB59.7 million (US$8.6 million), respectively.
•

Content and operational costs. Our content and operational costs for the years ended December 31, 2018 and 2019 were RMB491.9 million and RMB648.2 million (US$93.1 million), respectively. The increase in content and operational costs from 2018 to 2019 was primarily attributable to the consolidation of content and operational costs from Tianbo and Yitian Xindong.

•	Bandwidth costs. Our bandwidth costs increased from RMB57.1 million in 2018 to RMB60.4 million (US$8.7 million) in 2019.

Share-based compensation. Our share-based compensation allocated to cost of revenues as part of content and operational costs above, increased from RMB3.7 million in 2018 to RMB6.8 million (US$1.0 million) in 2019. The increase was mainly due to the restricted share units granted to certain employees in 2019 under the restricted share unit scheme adopted in 2018 by Fread Limited, the share options granted to employees of Yitian Xindong under an option scheme adopted in December 2018, and the options granted by us in July 2019.

As a result of the foregoing, our gross profit decreased by 2.3% from RMB780.8 million in 2018 to RMB762.8 million (US$109.6 million) in 2019. Our gross margin decreased from 56.7% in 2018 to 49.8% in 2019.

Operating Expenses. Our operating expenses increased by 18.1% from RMB904.8 million in 2018 to RMB1,068.3 million (US$153.4 million) in 2019, primarily due to the consolidation of operating expenses from Tianbo and Yitian Xindong, the special cash compensation paid to our option holders of RMB30.1 million (US$4.3 million) recognized in 2019 and the increase in bad debt expenses, which was partially offset by the gain of RMB62.1 million (US$8.9 million) arising from the changes in fair value of financial assets-contingent returnable consideration. Our operating expenses as a percentage of revenues increased from 65.7% in 2018 to 69.8% in 2019.

•

Sales and marketing expenses. Our sales and marketing expenses increased by 14.6% from RMB537.6 million in 2018 to RMB615.8 million (US$88.5 million) in 2019. This increase was mainly due to the consolidation of Tianbo and Yitian Xindong.

•

General and administrative expenses. Our general and administrative expenses increased by 67.2% from RMB162.6 million in 2018 to RMB271.8 million (US$39.0 million) in 2019. This increase was mainly due to the consolidation of Tianbo and Yitian Xindong and the increase in bad debt expenses of accounts receivable from RMB22.5 million in 2018 to RMB43.9 million (US$6.3 million) in 2019.

•	Technology and product development expenses. Our technology and product development expenses increased by 18.6% from RMB204.7 million in 2018 to RMB242.8 million (US$34.9 million) in 2019.
•

Changes in Fair Value of Financial Assets-Contingent Returnable Consideration. Changes in fair value of financial assets-contingent returnable consideration in the fiscal year of 2019 was a gain of RMB62.1million (US$8.9 million), which represent the changes in fair value of our right to receive the contingent returnable consideration in relation to the acquisition of Yitian Xindong, subject to certain price adjustment mechanisms based on Yitian Xindong’s operating and financial performance in 2019 and 2020. We recorded the financial assets-contingent returnable consideration as prepayments and other current assets in the consolidated balance sheets and recognized the changes in its fair value in the consolidated statements of comprehensive income/(loss) of 2019.

•

Share-based compensation. Our share-based compensation allocated to each of the three categories of operating expenses increased by 30.8% from RMB10.2 million in 2018 to RMB13.4 million (US$1.9 million) in 2019.

Related Party Transactions

•

Our net advertising revenues from related parties increased by 22.2% from RMB41.5 million in 2018 to RMB50.7 million (US$7.3 million) in 2019, which was primarily attributable to increase in advertising revenues earned from Fengyi Technology.

•

Our paid service revenues from related parties decreased by 16.8% from RMB87.1 million in 2018 to RMB72.5 million (US$10.4 million) in 2019, which was primarily attributable to decrease in paid services revenues generated from China Mobile.

•

Our cost of revenues due to transactions with related parties decreased by 11.4% from RMB30.2 million in 2018 to RMB26.7 million (US$3.8 million) in 2019, which was primarily due to decrease in revenues sharing and bandwidth cost payable to China Mobile.

•

Our operating expenses due to transactions with related parties decreased by 8.6% from RMB12.3 million in 2018 to RMB11.2 million (US$1.6 million) in 2019, which was mainly attributable to a decrease in trademark license fee charged by Phoenix TV Group.

Other Income, Net. Our other income, net increased from RMB78.5 million in 2018 to RMB1,049.8 million (US$150.8 million) in 2019. The increase in other income, net in 2019 was mainly due to the gain on disposal of available-for-sale debt investments recognized in 2019 of RMB1,001.2 million (US$143.8 million), which represented the gain from the disposal of part of our investments in Particle recorded as available-for sale debt investments.

Income Tax Expense. Our income tax expense increased from RMB20.1 million in 2018 to RMB20.2 million (US$2.9 million) in 2019. Our effective tax rate was negative 9.4% in 2019 as compared to negative 46.8% in 2018. The change in effective tax rate was mainly due to the gain on disposal of available-for-sale debt investments of RMB1,001.2 million (US$143.8 million) recognized in the consolidated statements of comprehensive income/(loss) in 2019, which was not subject to any corporate income or capital gains taxes under the current laws of the Cayman Islands, and due to the increase in the valuation allowance for the tax effect of operating loss recognized in 2019, which was partially offset by the tax effect of the permanent differences deriving from tax-deductible expenses of the research and development expenses.

Net Income/(loss) Attributable to Phoenix New Media Limited. As a result of the foregoing, net loss attributable to our company was RMB63.2 million in 2018 and net income attributable to our company was RMB727.8 million (US$104.5 million) in 2019.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenues. Our total revenues decreased by 12.6% from RMB1.6 billion in 2017 to RMB1.4 billion under ASC 606 in 2018. Net advertising revenues (net of advertising agency service fees and sales taxes and related surcharges) decreased by 11.5% from RMB1.4 billion in 2017 to RMB1.2 billion under ASC 606 in 2018, and paid service revenues decreased by 19.2% from RMB221.6 million in 2017 to RMB179.1 million under ASC 606. Sales taxes and related surcharges of RMB123.0 million were excluded from cost of revenues and recorded as a reduction item of revenues under ASC 606 in 2018.

Under ASC 605, our total revenues in 2018 would have decreased by 5.0% to RMB1.5 billion from RMB1.6 billion in 2017. Under ASC 605, net advertising revenues (net of advertising agency service fees and sales taxes and related surcharges) in 2018 would have decreased by 3.4% to RMB1.3 billion from RMB1.4 billion in 2017, primarily due to the decrease in PC advertising revenues, which was partially offset by the growth in mobile advertising revenues.

Under ASC 605, our paid service revenues in 2018 would have decreased by 14.8% to RMB188.8 million from RMB221.6 million in 2017, which was primarily due to the 39.5% year-over-year decrease of revenues from MVAS products mainly resulting from the decline in users’ demand for services provided through telecom operators in China.

Cost of Revenues. Our cost of revenues for the year ended December 31, 2018 was RMB596.5 million under ASC 606, which represented a decrease of 18.0% from RMB727.2 million for the year ended December 31, 2017. Cost of revenues as a percentage of our revenues decreased from 46.2% in 2017 to 43.3% in 2018.

Under ASC 605, cost of revenues for the year ended December 31, 2018 would have been RMB719.2 million, which would have represented a decrease of 1.1% from RMB727.2 million for the year ended December 31, 2017.

•	Revenue sharing fees. Our revenue sharing fees for the years ended December 31, 2017 and 2018 were RMB72.6 million and RMB47.5 million, respectively.
•	Content and operational costs. Our content and operational costs for the years ended December 31, 2017 and 2018 were RMB466.4 million and RMB491.9 million, respectively.
•	Bandwidth costs. Our bandwidth costs increased by 3.8% from RMB55.1 million in 2017 to RMB57.1 million in 2018.
•

Sales taxes and related surcharges. Our sales taxes and related surcharges decreased from RMB133.2 million in 2017 to nil in 2018, as the sales taxes and related surcharges of RMB123.0 million were excluded from cost of revenues and recorded as a reduction item of revenues under ASC 606 in 2018.

•

Share-based compensation. Our share-based compensation allocated to cost of revenues as part of content and operational costs above, decreased from RMB5.0 million in 2017 to RMB3.7 million in 2018. As we recognized share-based compensation, net of estimated forfeitures, on a graded-vesting basis over the vesting term of the awards, there was less share-based compensation recognized in the fourth quarter of 2018 for share options granted prior to 2018.

As a result of the foregoing, our gross profit decreased by 7.9% from RMB847.9 million in 2017 to RMB780.8 million in 2018. Our gross margin increased from 53.8% in 2017 to 56.7% in 2018.

Operating Expenses. Our operating expenses increased by 8.6% from RMB832.9 million in 2017 to RMB904.9 million in 2018, primarily due to the increase in mobile traffic acquisition expenses. Our operating expenses as a percentage of revenues increased from 52.8% in 2017 to 65.7% in 2018.

•

Sales and marketing expenses. Our sales and marketing expenses increased by 8.9% from RMB493.7 million in 2017 to RMB537.6 million in 2018. This increase was mainly due to the increase in mobile traffic acquisition expenses. Total advertising and promotion expenses from advertising-for-advertising barter transactions of RMB4.3 million were recognized under ASC 606 in 2018.

•

General and administrative expenses. Our general and administrative expenses increased by 10.6% from RMB146.9 million in 2017 to RMB162.6 million in 2018. This increase was mainly due to the increase in bad debt accrued in 2018.

•	Technology and product development expenses. Our technology and product development expenses increased by 6.4% from RMB192.3 million in 2017 to RMB204.7 million in 2018.
•

Share-based compensation. Our share-based compensation allocated to each of the three categories of operating expenses decreased by 35.3% from RMB15.8 million in 2017 to RMB10.2 million in 2018. As we recognized share-based compensation, net of estimated forfeitures, on a graded-vesting basis over the vesting term of the awards, there was less share-based compensation recognized in 2018 for share options granted prior to 2018.

Related Party Transactions

•

Our net advertising revenues from related parties decreased by 38.4% from RMB67.4 million in 2017 to RMB41.5 million in 2018, which was primarily attributable to the decrease in advertising revenues generated from Tianbo, which was then an equity method investee.

•

Our paid service revenues from related parties decreased by 37.4% from RMB139.1 million in 2017 to RMB87.1 million in 2018, which was primarily attributable to the decrease in paid service revenues generated from China Mobile.

•

Our cost of revenues due to transactions with related parties decreased by 47.1% from RMB57.1 million in 2017 to RMB30.2 million in 2018, which was primarily due to the decrease in revenue sharing fees paid to China Mobile.

•

Our operating expenses due to transactions with related parties increased by 75.3% from RMB7.0 million in 2017 to RMB12.3 million in 2018, which was mainly attributable to an increase in trademark license fee charged by Phoenix TV Group.

Other Income, Net. Our other income, net increased by 129.4% from RMB34.2 million in 2017 to RMB78.5 million in 2018. The increase in other income, net in 2018 was mainly due to the foreign exchange gain of RMB6.8 million recognized in 2018 as compared to the foreign exchange loss of RMB23.6 million recognized in 2017, and gain on disposal of convertible loans due from a related party of RMB10.6 million recognized in 2018.

Income Tax Expense. Our income tax expense increased by 35.8% from RMB14.8 million in 2017 to RMB20.1 million in 2018. Our effective tax rate was negative 46.8% in 2018 as compared to positive 14.1% in 2017. The decrease in effective tax rate was mainly due to the increase in the valuation allowance for the tax operating loss recognized in 2018, and partially offset by the tax effect of the permanent differences deriving from tax-deductible expenses of the research and development expenses.

Net Income/(loss) Attributable to Phoenix New Media Limited. As a result of the foregoing, net income attributable to our company was RMB37.5 million in 2017 and net loss attributable to our company was RMB63.2 million in 2018.

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years indicated:

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by/(used in) operating activities	172,980	(76,824)	(330,305)	(47,445)
Net cash (used in)/provided by investing activities	(6,390)	(114,712)	1,460,394	209,773
Net cash used in financing activities	(16,234)	(75,831)	(1,114,620)	(160,105)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(8,090)	11,477	(35,191)	(5,055)
Net increase/(decrease) in cash, cash equivalents and restricted cash	142,266	(255,890)	(19,722)	(2,832)
Cash, cash equivalents and restricted cash at the beginning of the year	557,296	699,562	443,672	63,729
Cash, cash equivalents and restricted cash at the end of the year	699,562	443,672	423,950	60,897

As of December 31, 2019, we had RMB424.0 million (US$60.9 million) in cash, cash equivalents and restricted cash. Our cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less. Our restricted cash represents deposits placed as security for banking facilities granted to us, and deposits placed in accounts co-managed with third-parties related to the real estate services, which are restricted to withdrawal or usage. We have not encountered any difficulties in meeting our cash obligations to date. As of December 31, 2019, we also had RMB1.3 billion (US$182.7 million) in term deposits and short term investments with maturities up to one year. We believe that our operating cash flows, existing cash balances and term deposits and short term investments will be sufficient to meet our anticipated cash needs for the next twelve months from April 28, 2020.

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

Any earnings that our PRC subsidiaries distribute would be paid to our offshore intermediate holding company primarily through dividends. To date, our PRC subsidiaries have not paid dividends to us. As a holding company, we have not required cash for our operations outside of China and therefore our PRC subsidiaries have retained their earnings for the purpose of conducting our business operations in China. As of December 31, 2017, 2018 and 2019, our PRC subsidiaries’ retained earnings were RMB993.1 million, RMB1,038.3 million and RMB972.0 million (US$139.6 million), respectively, and our PRC subsidiaries’ cash and cash equivalents were RMB117.6 million, RMB45.6 million and RMB125.4 million (US$18.0 million), respectively.

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

Operating Activities

In 2019, our net cash used in operating activities were RMB330.3 million (US$47.4 million). This was primarily due to (i) a non-operating gain on disposal of available-for-sale debt investments of RMB1.0 billion (US$143.8 million), (ii) non-cash adjustments of a gain of changes in fair value of financial assets-contingent returnable consideration of RMB62.1 million (US$8.9 million), (iii) a decrease in accrued expenses and other current liabilities of RMB104.3 million (US$15.0 million), (iv) an increase in accounts receivables of RMB79.2 million (US$11.4 million), and (v) a decrease in accounts payable of RMB51.1 million (US$7.3 million). These items were partially offset by (i) net income of RMB724.0 million (US$104.0 million), (ii) a decrease in amounts due from related parties of RMB33.8 million (US$4.9 million), and (iii) non-cash adjustments which primarily included depreciation and amortization expenses of RMB77.4 million (US$11.1 million), provision for allowance for doubtful accounts of RMB40.2 million (US$5.8 million), amortization of the right-of-use assets of RMB35.0 million (US$5.0 million) and share-based compensation of RMB20.2 million (US$2.9 million).

In 2018, our net cash used in operating activities were RMB76.8 million. This was primarily due to (i) net loss of RMB65.6 million, (ii) non-cash adjustments of gain on disposal of convertible loans due from a related party of RMB10.6 million, and foreign currency exchange gain of RMB6.8 million, (iii) an increase in accounts receivables of RMB30.0 million, (iv) a decrease in salary and welfare payable of RMB19.9 million, and (v) a decrease in accrued expenses and other liabilities of RMB17.3 million. These items were partially offset by (i) non-cash adjustments which primarily included depreciation and amortization expenses of RMB32.5 million, provision for allowance for doubtful accounts of RMB24.0 million, share-based compensation of RMB14.0 million, and (ii) an increase in amounts due from related parties of RMB37.5 million.

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

Investing Activities

We had net cash provided by investing activities of RMB1.46 billion (US$209.8 million) for 2019. This was primarily due to (i) the maturity of term deposits and short term investments of RMB8.8 billion (US$1.3 billion), (ii) net proceeds from disposal of available-for-sale debt investments of RMB1.4 billion (US$201.5 million), (iii) deposits received from proposed buyers of Particle shares of RMB358.0 million (US$51.4 million), and (iv) net cash acquired from acquisition of a subsidiary of RMB121.1 million (US$17.4 million). These items were partially offset by (i) placement of term deposits and short term investments of RMB9.2 billion (US$1.3 billion), and (ii) capital expenditures of RMB83.8 million (US$12.0 million) as described in “—Capital Expenditures”.

We had net cash used in investing activities of RMB114.7 million for 2018. This was primarily due to (i) placement of term deposits and short term investments of RMB3.4 billion, (ii) cash paid for acquisition of a subsidiary, net of cash acquired of RMB62.1 million, (iii) capital expenditures of RMB56.0 million as described in “—Capital Expenditures”, and (iv) loan provided to a related party of RMB10.0 million, partially offset by the maturity of term deposits and short term investments of RMB3.2 billion, proceeds from disposal of convertible loans due from a related party of RMB112.0 million, and loans repaid by a related party of RMB74.0 million.

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

Financing Activities

We had net cash used in financing activities of RMB1,114.6 million (US$160.1 million) for 2019, mainly attributable to (i) the special cash dividends paid to shareholders of RMB703.1 million (US$101.0 million), (ii) repayment of short-term bank loans of RMB267.9 million (US$38.5 million), and (iii) cash paid for acquisition of noncontrolling interests of RMB144.1 million (US$20.7 million), partially offset by proceeds from exercise of stock options RMB0.5 million (US$0.07 million).

We had net cash used in financing activities of RMB75.8 million for 2018, mainly attributable to the repayment of short-term bank loans of RMB330.0 million, partially offset by proceeds from short-term bank loans of RMB250.5 million and proceeds from exercise of stock option of RMB3.7 million.

We had net cash used in financing activities of RMB16.2 million for 2017, mainly attributable to the repayment of short-term bank loans of RMB357.1 million, partially offset by proceeds from short-term bank loans of RMB328.5 million and proceeds from exercise of stock option of RMB12.4 million.

Capital Expenditures

We had capital expenditures of RMB27.8 million, RMB56.0 million and RMB83.8 million (US$12.0 million) in 2017, 2018 and 2019, respectively. The capital expenditures were mainly attributable to purchasing intangible assets, servers and network equipment. We expect capital expenditures to increase to approximately RMB70.3 million in 2020. We plan to fund our capital expenditures in 2020 with cash flows from our operations and remaining cash and cash equivalents as of December 31, 2019.

Recently Issued Accounting Standards

Financial Instruments-Credit Losses. In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. We will adopt ASU 2016-13 effective January 1, 2020 on a modified retrospective basis and do not expect any material impact on the consolidated balance sheets and the consolidated statements of comprehensive income/(loss) as a result of adopting the new standard.

Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments of ASU 2018-13 test the concepts in the proposed Concepts Statement and improve the effectiveness of disclosure requirements on fair value measurement by using those concepts. This guidance is effective beginning after December 15, 2019, including interim periods within that fiscal year. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted upon issuance of this Update. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this Update and delay adoption of the additional disclosures until their effective date. We are currently evaluating the impact and do not expect it to have a significant impact on our consolidated financial statements and related disclosures.

Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. Current GAAP provides a private company with an accounting alternative not to apply VIE guidance to leasing arrangements with entities under common control if certain criteria are met. The amendments expand the accounting alternative to include all private company common control arrangements if the common control parent and the legal entity being evaluated for consolidation are not public business entities. The amendments for determining whether a decision-making fee is a variable interest require reporting entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety (as currently required in GAAP). This guidance is effective beginning after December 15, 2019, including interim periods within that fiscal year. All entities are required to apply the amendments retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. Early adoption is permitted. We are currently evaluating the impact and do not expect it to have a significant impact on our consolidated financial statements and related disclosures.

C.	Research and Development, Patents and Licenses, etc.

Product Development

See “Item 4. Information on the Company—B. Business Overview—Research and Development.”

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Please refer to “—A. Results of Operations” for a discussion of the most recent trends in our services, sales and marketing by the end of 2019. In addition, please refer to discussions included in such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales and operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

In 2020, COVID-19 has spread rapidly to many parts of China and other parts of the world. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. Substantially all of our revenue and workforce are concentrated in China. Consequently, the COVID-19 outbreak has adversely affected and may continue to adversely affect our business operations and our financial condition, operating results and cash flows for 2020, including but not limited to negative impact to our total revenues and slower collection of receivables and potential additional allowance for doubtful accounts or impairment to our long-term assets. Because of the significant uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019.

	Payments Due by Period
	Total	2020	2021	2022	2023	2024 and Thereafter
	(RMB in thousands)
Property management costs	17,697	8,608	6,251	2,838	—	—
Operating lease liabilities*	96,158	44,109	35,706	16,052	291	—
Bandwidth purchases	5,627	5,268	307	52	—	—
Cooperation with Phoenix TV Group	5,780	3,780	2,000	—	—	—
Content purchases	23,400	18,893	1,003	634	542	2,328
Property and equipment, and intangible assets	1,164	677	487	—	—	—
Others	3,083	2,951	62	60	—	10
Total	152,909	84,286	45,816	19,636	833	2,338

Note:

*

Operating lease liabilities represent our obligations for leasing office space, which include all future cash outflows under ASC Topic 842, Leases. Please see “Operating leases and adoption of ASU 2016-02” under Note 2(x) to our audited consolidated financial statements included at the end of this annual report.

As a result of our adoption of Accounting Standard Codification 740 Income Taxes, we recorded uncertain tax positions of RMB27.6 million (US$4.0 million) as of December 31, 2019 and recognized it as long-term liabilities, as ASC 740 specifies that tax positions for which the timing of the ultimate resolution is uncertain should be recognized as long-term liabilities. At this time, we are unable to make a reasonable estimate on the timing of payments in individual years beyond 12 months due to uncertainties in the timing. As a result, this amount is not included in the table above.

G.Safe Harbor

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Keung Chui	69	Chairman of the Board of Directors
Shuang Liu	50	Director, Chief Executive Officer
Daguang He	63	Director
Ka Keung Yeung	61	Director
Xiaoyan Chi	41	Director and Senior Vice President
Carson Wen	68	Independent Director
Jerry Juying Zhang	60	Independent Director
Edward Lu	39	Chief Financial Officer
Chun Liu	53	Senior Vice President

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

Daguang He is currently the Executive Vice President and Chief Innovation Officer of Phoenix TV. He is also a member of the Board Risk Management committee of Phoenix TV. Mr. He joined Phoenix TV in 2001, since then he served as the Group Chief Financial Officer (mainland China) and vice president of Phoenix TV. He is currently responsible for Phoenix TV’s daily operations and management of the various business units under Phoenix TV, formulating Phoenix TV’s innovative transformation strategy, and completing the tasks as assigned by Phoenix TV’s CEO. Mr. He graduated from Shaanxi Institute of Finance and Economics in 1983. Since his graduation, Mr. He worked for China International Water & Electric Corporation as the deputy chief accountant and managing director. During such period, Mr. He was mainly responsible for business and financial management in respect of investment and development projects in collaboration with various international financial institutions.

Ka Keung Yeung has served as our director since May 2011. Mr. Yeung is the executive vice president, Chief Financial Officer, qualified accountant and company secretary of Phoenix TV. Mr. Yeung joined Phoenix TV in March 1996 and has been in charge of all of such company’s internal and external financial management and arrangements, as well as the supervision of administration and personnel matters since that time. Mr. Yeung received a Bcom (Acc) degree from the University of Birmingham and remained in the United Kingdom until 1992 after obtaining his qualification as a chartered accountant. Upon returning to Hong Kong, he worked at Hutchison Telecommunications and Star Television Limited in the fields of finance and business development. Mr. Yeung currently serves as an independent director for The9 Limited (NASDAQ: NCTY).

Xiaoyan Chi has served as our Senior Vice President since January 2018 and has served as our director since November 2019. Ms. Chi joined our company in 2009 as part of our team providing branded advertising and marketing solutions to advertisers. Prior to the promotion to the position of Senior Vice President, Ms. Chi served as Vice President in advertising since 2016. Ms. Chi has more than 16 years of experience in media marketing and management. She is the co-founder of China Internet Advertising Summit and Online Advertising Competition. She served as a final judgment committee member of Effie Awards of Greater China, visiting professor of Communication University of China, vice president of Digital Marketing Committee of China Advertising Association of Commerce and the special columnist of Digital Marketing Magazine. She has extensive experience in branded communications and advertisement sales. Ms. Chi received an EMBA and a master’s degree from Peking University and a bachelor’s degree from Beijing Technology and Business University.

Carson Wen has served as an independent director of our company since May 2011. Mr. Wen was formerly a Partner and then an Of Counsel at Jones Day, and has more than 30 years of experience in business, corporate and securities law. Mr. Wen is currently a Senior Consultant of Siao, Wen and Leung, Solicitors & Notaries and the Chairman of BOA Financial Group, Bank of Asia (BVI) Limited and the Sancus Group of Companies. Mr. Wen is a Justice of the Peace of Hong Kong and was awarded the Bronze Bauhinia Star by the Hong Kong government for his contribution to economic ties between Hong Kong, the PRC and the rest of the world. He is a guest professor of the Law School of Sun Yat-Sen University (Zhongshan University) in Guangzhou, China, and sits on the board of numerous organizations, including the China Africa Business Council (Hong Kong), and the Pacific Basin Economic Council. He is a member of the Executive Council of the United Nation Economic and Social Commission for Asia and the Pacific (UNESCAP) Sustainable Business Network and the former chairman of its Green Business Task Force. He was a deputy of the National People’s Congress of the PRC. Mr. Wen holds a B.A. and M.A. degree in Law from Oxford University, where he was a Younger Prizeman in law at Balliol College, and a B.A. in Economics from Columbia University. Mr. Wen currently serves as an independent non-executive director of Winox Holdings Limited (HKEx: 6838).

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

Edward (Xiaojing) Lu joined ifeng in 2009. Prior to the promotion, he has served in various managerial positions, including executive assistant to the Chief Executive Officer and Vice President in charge of strategic investment and human resources, assisting with the oversight and management of each of our company’s business lines. He has accumulated extensive experience in capital raising and investment management, and participated in the planning and execution of ifeng's first-round of capital raise as well as its initial public offering. Prior to joining our company, he was the director of business development at Ogilvy from 2007 to 2009. Prior to that, he worked in strategic partnership department at Baidu from 2006 to 2007. Edward received an MBA from INSEAD, and a bachelor's degree from Western University in Canada.

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

B.	Compensation of Directors, Supervisors and Executive Directors

For the year ended December 31, 2019, we paid an aggregate of approximately US$2.74 million in cash to our executive officers and directors.

Share Incentive Plans

In June 2008, we adopted the 2008 share option plan, in March 2011, we adopted the 2011 restricted share and restricted share unit plan, and in June 2018, we adopted the 2018 share option scheme, together, the share incentive plans, to attract and retain the best available personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business. The share incentive plans provide for the grant of options, restricted shares and restricted share units, collectively referred to as “awards.” We have already granted the full number of awards that were authorized under the 2011 restricted share and restricted share unit plan. In June and August 2012, June 2014 and October 2016, the shareholders of each of Phoenix TV and our company approved three refreshments of the total number of Class A ordinary shares, which may be issued upon exercise of all options to be granted under the 2008 share option plan (excluding awards previously granted, outstanding, cancelled, lapsed or exercised). As of March 31, 2020, no shares are available for grant of additional options under the 2008 share option plan, and a total of 12,299,508 Class A ordinary shares are available for grant of additional options under the 2018 share option scheme.

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

We granted awards to our employees, directors and consultants under the share incentive plans in November 2008, July 2009, September 2009, January 2010, July 2010, March 2011, March 2013, May 2013, October 2013, December 2013, March 2014, June 2014, July 2014, October 2014, July 2015, October 2016, September 2017, November 2017, January 2018, April 2018, July 2018 and July 2019. As of December 31, 2019, Fread Limited granted 920,000 restricted share units to its employees and director under the Fread 2018 RSU scheme.

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

As of March 31, 2020, options to purchase 41,819,000 Class A ordinary shares granted under the 2008 share option plan and the 2018 share option scheme were outstanding. The table below sets forth the awards that we granted to our directors and executive officers (including pursuant to the exchange program described above) and were outstanding as of March 31, 2020:

Name	Class A Ordinary Shares Underlying Outstanding Awards	Exercise Price or Purchase Price (US$/Share)	Date of Grant	Date of Expiration

Shuang Liu	9,070,000		US$0.4657, US$0.4823 US$0.4836	May 23, 2013, October 21, 2016 July 5, 2019	May 22, 2023, July 10, 2024, July 15, 2025 July 4, 2029
Edward Lu	*		US$0.4836	July 5, 2019	July 4, 2029
Xiaoyan Chi	*	[	US$0.4459, US$0.4823, US$0.4734, US$0.4149 US$0.4836	March 15, 2013, October 21, 2016, October 17, 2016, September 14, 2017 July 5, 2019	March 14, 2023, July 10, 2024, July 15, 2025, October 16, 2026, September 13, 2027 July 4, 2029
Chun Liu	*		US$0.4836	July 5, 2019	July 4, 2029
Total	15,700,000

*	Less than 1% of our total outstanding Class A ordinary shares.

As of March 31, 2020, other employees and consultants in aggregate held awards entitling them to receive 26,119,000 Class A ordinary shares, with exercise prices ranging from US$0 to US$0.7867 per Class A ordinary share.

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

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2020:

•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5% of each class of our ordinary shares.

The calculations in the tables below assume there are 264,998,965 Class A ordinary shares and 317,325,360 Class B ordinary shares, outstanding as of March 31, 2020. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this annual report on Form 20-F, including through the exercise of any option, the vesting of any contingently issuable share, restricted share, restricted share unit or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Class A Ordinary Shares Beneficially Owned
	Number		% (1)
Class A ordinary shares
Keung Chui	—	]	—
Shuang Liu (2)	16,862,000		6.36
Daguang He	—		—
Ka Keung Yeung	*		*
Carson Wen	—		—
Jerry Juying Zhang	—		—	]]
Edward Lu (3)	*		*
Xiaoyan Chi (4)	*		*
Chun Liu	—		—
All Directors and Executive Officers as a Group (5)	17,985,758		6.79
Principal Shareholders:
International Value Advisers, LLC (6)	39,947,632		15.07
FIL Limited (7)	13,904,728		5.247

*	Less than 1% of our total outstanding Class A ordinary shares.
(1)	Percentages disclosed are with respect to Class A ordinary shares.
(2)	Represents 16,862,000 Class A ordinary shares, including 8,170,000 Class A ordinary shares in the form of ADSs.
(3)	Represents Class A ordinary shares.
(4)	Represents options to purchase Class A ordinary shares.
(5)	Represents 17,985,758 Class A ordinary shares, including 8,250,008 Class A ordinary shares in the form of ADSs.

(6)

Information is as of December 31, 2019, based on the Amendment No.5 to Schedule 13G filed on October 9, 2019 by International Value Advisers, LLC, and consists of 39,947,632 Class A ordinary shares in the form of 4,993,454 ADSs. The principal business office of International Value Advisers, LLC is 717 Fifth Avenue, 10th Floor, New York, NY 10022.

(7)

Information is as of December 31, 2019, based on the Amendment No. 1 to Schedule 13G filed on February 7, 2020 by FIL Limited, and consists of 13,904,728 Class A ordinary shares in the form of 1,738,091 ADSs. The principal business office of FIL Limited is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

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

As of March 31, 2020, 261,538,912 Class A ordinary shares or 98.7% of our outstanding Class A ordinary shares in the form of ADSs are held by one record holder in the United States, JPMorgan Chase Bank, N.A. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

Holders of Class A ordinary shares are entitled to one vote per share, while the holder of Class B ordinary shares are entitled to 1.3 votes per share. Our major shareholders have the same voting rights as our other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership”

B.	Related Party Transactions

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

Phoenix TV, through its wholly owned subsidiary, is our controlling shareholder, with beneficial ownership and voting power of 54.5% and 60.9%, respectively, of our outstanding ordinary shares as of March 31, 2020. Phoenix TV has the power acting alone to approve any action requiring a vote of the majority of our ordinary shares.

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

Each of the Program License Agreements has an initial term of three years and expired on May 26, 2019 and may be renewed on an annual basis thereafter upon agreement of both parties. Each of the parties to the Program License Agreements has the right to terminate the Program License Agreements before their expiration date by 6-month prior written notice to the other party. In addition, each of the Program License Agreements can be terminated earlier (i) by the non-breaching party in the event of a breach and if the breach is not cured within ten business days after receipt of notice of breach from the non-breaching party; (ii) in the event of bankruptcy or the cessation of business operations of either party, or a change in the shareholder or equity structure of Tianying Jiuzhou, Yifeng Lianhe or Fengyu Network, other than in connection with the contractual arrangements; (iii) by Phoenix Satellite Television Company Limited in the event that our shareholders or ownership structure change so that the shares held by Phoenix TV Group account for 50% or less of our actual total issued shares, or in the event that we lose control of Tianying Jiuzhou, Yifeng Lianhe or Fengyu Network; or if Tianying Jiuzhou, Yifeng Lianhe or Fengyu Network, as applicable, ceases business operation; (iv) if either party’s performance of its obligations is held unlawful under PRC law; or (v) if an event occurs that adversely affects the performance by either party of its obligations and upon written notice by the unaffected party.

After the expiration of the Program License Agreements in May 2019, Tianying Jiuzhou and Yifeng Lianhe each entered into a supplemental agreement with Phoenix Satellite Television Company Limited to extend the term of the original Program License Agreements to January 14, 2020. Subsequently, Tianying Jiuzhou and Yifeng Lianhe entered into a program resource license and cooperation agreement with Phoenix Satellite Television Company Limited on January 15, 2020, or the 2020 Program Resource License and Cooperation Agreement, to continue to use Phoenix TV Group’s copyrighted video content. The annual license fees payable to Phoenix Satellite Television Company Limited under the 2020 Program Resource License and Cooperation Agreement are RMB2 million plus 50% of the revenue generated from the use of the licensed program resource in excess of RMB2 million. The 2020 Program Resource License and Cooperation Agreement have a term of two years and may be extended prior to expiration.

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

Transactions with Phoenix TV and Certain of its Subsidiaries

Costs for content provided to us by Phoenix TV Group were RMB12.1 million, RMB12.4 million and RMB11.3 million (US$1.6 million) in 2017, 2018 and 2019, respectively. We were charged by Phoenix TV Group for advertising and promotion expenses of RMB0.02 million, RMB4.3 million and RMB4.2 million (US$0.6 million) in 2017, 2018 and 2019, respectively. We were charged corporate administrative expenses by Phoenix TV Group in the total amounts of RMB2.7 million, RMB2.2 million and RMB2.1 million (US$0.3 million) in 2017, 2018 and 2019, respectively. We were also charged Trademark license fee by Phoenix TV Group with the total amounts of RMB3.6 million, RMB5.8 million and RMB5.0 million (US$0.7 million) in 2017, 2018 and 2019, respectively.

We provide joint advertising services to Phoenix TV Group’s advertisers from which we earned revenues of RMB9.5 million, RMB14.4 million and RMB15.7 million (US$2.3 million) in 2017, 2018 and 2019, respectively.

As of December 31, 2017, 2018 and 2019, we had amounts due from Phoenix TV Group with the amounts of RMB10.5 million, RMB10.5 million and RMB10.2 million (US$1.5 million), respectively, and accounts due to Phoenix TV Group with the amounts of RMB8.6 million, RMB14.4 million and RMB24.6 million (US$3.5 million), respectively.

Cooperation Agreement with China Mobile Communication Corporation

China Mobile Communication Corporation, or China Mobile, is a shareholder of our parent company, Phoenix TV. As of March 31, 2020, China Mobile held 19.7% of the outstanding shares of Phoenix TV.

We obtained revenues for our paid services through China Mobile of RMB138.7 million, RMB86.4 million and RMB71.2 million (US$10.2 million) in 2017, 2018 and 2019, respectively. We earned revenues from China Mobile for advertising services RMB33.5 million, RMB27.5 million and RMB23.3 million (US$3.3 million) in 2017, 2018 and 2019, respectively. We incurred revenue sharing and bandwidth costs in connection with MVAS provided through China Mobile’s platforms in the amounts of RMB43.6 million, RMB15.9 million and RMB14.2 million (US$2.0 million) in 2017, 2018 and 2019, respectively.

As of December 31, 2017, 2018 and 2019, we had amounts due from China Mobile with the amounts of RMB63.2 million, RMB59.9 million and RMB46.1 million (US$6.6 million), respectively, and accounts due to China Mobile with the amounts of RMB4.0 million, RMB0.6 million RMB3.7 million (US$0.5 million), respectively.

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

We earned revenues from Lilita for of RMB10.2 million, RMB21,000 and RMB305,000 in 2017, 2018 and 2019, respectively.

Convertible Loans and Loans Provided to Particle

In August 2016, we granted an unsecured short-term loan to Particle with a principal amount of US$14.8 million at an interest rate of 4.35% per annum, whose term had been extended several times to twenty-four months after several extensions. Particle agreed to grant us the right to convert, at our option, all or a portion of the principal amount of the loan granted to Particle in August 2016 (plus interests incurred as of the conversion) into Series D1 convertible redeemable preferred shares to be issued by Particle at a conversion price of US$1.071803 per share before August 9, 2018. Our rights under the aforementioned convertible loan granted in August 2016 were assigned to Long De, and Long De’s designated affiliate paid us approximately US$17.0 million for the assignment in August 2018. In November 2016, we granted an unsecured short-term loan to Particle with a principal amount of approximately US$6.8 million at an interest rate of 9% per annum, whose term had been extended to twelve months and repaid in November 2017. In January 2017, we granted an unsecured short-term loan to Particle with a principal amount of RMB74.0 million at an interest rate of 9% per annum, whose term had been extended to eighteen months. Particle is required to use the proceeds of the loans for its working capital requirements in the ordinary course of its business. Particle repaid this loan in full to us in July 2018.

Loans and Advances Provided to Phoenix FM

We have provided financial support to Phoenix FM in the form of unsecured short-term loans and financial advanced expenses. Phoenix FM was our subsidiary in 2013 and became our affiliate in 2014. As of the date of this annual report, the outstanding amount of our loans to Phoenix FM is RMB8.0 million, which had been fully impaired.

Our loans to Phoenix FM are unsecured and do not have any priority over Phoenix FM’s other debts. Therefore, if Phoenix FM becomes unable to repay all of its debts, we will be competing with Phoenix FM’s other unsecured creditors for its remaining assets.

Advertisement Agreement with Tianbo

In 2013, Tianying Jiuzhou and Tianbo entered into an Agreement on Operation and Advertisement Agency for Real Estate Channel and an Advertisement Source Purchase Agreement, or the Previous Tianbo Agreements, pursuant to which, Tianying Jiuzhou granted Tianbo the exclusive right to operate our real estate channel (house.ifeng.com) and act as the exclusive agent for placement of real estate advertisements on ifeng.com (鳳凰網). The Previous Tianbo Agreements expired on March 31, 2018 and in April 2018 we entered into a series of new agreements with Tianbo, or the New Tianbo Agreements, to continue the business cooperation with Tianbo. Different from the Previous Tianbo Agreements, the New Tianbo Agreements granted Tianbo a non-exclusive right to operate our real estate channel and act as the non-exclusive agent for placement of real estate advertisements on Internet. In May 2018, we granted an unsecured short-term loan to Tianbo with a principal amount of approximately RMB10.0 million at an interest rate of 10% per annum and with an initial term of twelve months. On April 1, 2019, we obtained control over Tianbo and consolidated Tianbo starting from April 1, 2019 as we and other shareholders of Tianbo agreed to make certain revisions to the articles of association of Tianbo, which granted us the voting power to decide Tianbo’s significant financial and operating decisions at both the shareholder level and the board level, to accelerate the development of its real estate vertical and to further bolster the development of our real estate vertical and to create more synergies on Tianbo’s new business, with the equity interest in Tianbo of 50% unchanged. At the same time, we agreed with other shareholders of Tianbo and would provide free advertising resources to Tianbo as consideration to gain control over Tianbo.

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

We had never paid cash dividends until 2019. On November 14, 2019, our board of directors declared a special cash dividend of US$0.1714 per ordinary share, equivalent to US$1.3712 per ADS, totaling approximately US$100 million. The special dividend was payable December 13, 2019 to holders of record of our ordinary shares at the close of business on November 29, 2019.

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

B.	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING
A.	Offer and listing details

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

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-United States tax laws.

If you are considering the purchase, ownership or disposition of our ADSs or Class A ordinary shares, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

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

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A non-United States corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (but not our Class A ordinary shares), which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our Class A ordinary shares that are represented by ADSs, but not on our Class A ordinary shares that are not so represented, will meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law (see discussion under “Item 10. Additional Information—E. Taxation—People’s

Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss, or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code, will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Furthermore, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC (as discussed below under “—Passive Foreign Investment Company”) in the taxable year in which such dividends are paid or in the preceding taxable year (as we believe there is a substantial risk of in 2019). You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

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

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will be treated first as a tax-free return of your tax basis in our ADSs or Class A ordinary shares held by you, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

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

Based upon the past and projected composition of our income, assets, and the valuation of our assets, including goodwill, we believe there is a substantial risk that we will be classified as a PFIC 2019, and we may be classified as a PFIC for future taxable years. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Accordingly, it is possible that our status as a PFIC may change in any future taxable year due to changes in our asset or income composition. In addition, the calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change.

The determination of our PFIC status is based on an annual analysis that includes ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn. Because this involves extensive factual investigation and cannot be completed until the close of a taxable year, there can be no assurance we will not be a PFIC for any future year.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and you do not make a timely mark-tomarket election, as described below, you will be subject to special tax rules discussed below for that year and for each subsequent year in which you hold the ADSs or Class A ordinary shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election (a

“Purging Election”) to recognize gain in the manner described below as if your ADSs or Class A ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. In addition, a new holding period would be deemed to begin for your ADSs or Class A ordinary shares for purposes of the PFIC rules. After the Purging Election, your ADSs or Class A ordinary shares with respect to which the Purging Election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC. You are urged to consult your own tax advisor about the availability of this election, and whether making the election would be advisable in your particular circumstances.

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

Information Reporting and Backup Withholding

Certain United States Holders may be required to submit to the Internal Revenue Service certain information with respect to their beneficial ownership of our ADSs or Class A ordinary shares, unless such ADSs or Class A ordinary shares are held on their behalf by a United States financial institution. Penalties may be imposed if a United States Holder is required to submit such information to the Internal Revenue Service and fails to do so.

Moreover, information reporting will apply to dividends in respect of our ADSs or Class A ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

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

On November 14, 2019, our board of directors declared a special cash dividend of US$0.1714 per ordinary share, equivalent to US$1.3712 per ADS totaling approximately US$100 million. The special dividend was payable on December 13, 2019 to holders of record of our ordinary shares at the close of business on November 29, 2019. JPMorgan Chase Bank, N.A., or JP Morgan, as depositary of the ADSs, paid a cash distribution of US$1.3512 per ADS to our ADS holders of record at the close of business on November 29, 2019 after receipt of cash dividends on our ordinary shares and deduction of its fees and expenses. JP Morgan paid the cash distribution to our ADS holders on December 13, 2019.

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

Concentration risk

We depend on China Mobile, which is a shareholder of Phoenix TV, for a significant portion of our business. The revenues generated from advertising and paid services we provided through China Mobile for the years ended December 31, 2017, 2018 and 2019 were RMB172.2 million, RMB113.9 million and RMB94.5 million (US$13.6 million), respectively, which accounted for 10.9%, 8.3% and 6.2% of our total revenues in the respective years.

We had accounts receivable from China Mobile as of December 31, 2018 and 2019 of RMB59.9 million and RMB46.1 million (US$6.6 million), respectively, which are included on our balance sheets as “Amounts due from related parties.” Apart from China Mobile, we have no other customer with revenues or accounts receivable accounting for over 10% of our total revenues or total account receivables, net and due from related parties, respectively.

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

Inflation Risk

In recent years, inflation has not had a material impact on our operating results. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 1.6%, 2.1% and 2.9% in 2017, 2018 and 2019, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. We do not anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Currency Risk

Substantially all our revenues and expenses are denominated in Renminbi. We have not had any material foreign exchange gains or losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars relative to the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs are traded in U.S. dollars. Furthermore, a decline in the value of the Renminbi could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our subsidiaries and PRC-incorporated affiliates in China. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our reported financial results in U.S. dollar terms. As of December 31, 2019, we had RMB denominated cash and cash equivalents, term deposits and short term investments and restricted cash, totaling RMB1.1 billion (US$156.4 million), and U.S. dollar denominated cash and cash equivalents and term deposits totaling US$85.7 million. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Fluctuations in exchange rates of the Renminbi could materially affect our reported operating results.”

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

Payments by Depositary

As of March 31, 2020, we had received total payments of US$1.15 million from JPMorgan, the current depositary bank for our ADR program for reimbursement of investor relations expenses and other program related expenses.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2017, 2018 and 2019.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.	Modifications of Rights

See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

B.	Use of Proceeds

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2019, an evaluation has been carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding the required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon our evaluation, our management has concluded that, as of December 31, 2019, our disclosure controls and procedures were effective.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2019 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2019. Management has excluded Beijing Fenghuang Tianbo Network Technology Co., Ltd. and its subsidiaries (“Tianbo”) from its assessment of internal control over financial reporting as of December 31, 2019 because it was acquired by the Company in a purchase business combination during 2019. Tianbo is a subsidiary of a consolidated variable interest entity, and Tianbo’s total assets and total revenues excluded from management’s assessment of internal control over financial reporting represent 6.3% and 16.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2019.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

We maintain a system of internal control over financial reporting that is designed to provide reasonable assurance that our books and records accurately reflect our transactions and that our established policies and procedures are followed. As required by Rule 13a-15(d), under the Exchange Act, our management, including our Chief Executive Officer, president and our Chief Financial Officer, has also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

PricewaterhouseCoopers Zhong Tian LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2019, for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, for the years indicated.

	For the Years Ended December 31,
	2018	2019
	(In thousands of US dollars)
Audit Fees (1)	1,192	1,176
Tax Fees (2)	22	—
All Other Fees (3)	41	3
Total	1,255	1,179

(1)

Audit fees consist of fees associated with the annual audit, reviews of our quarterly financial statements and related statutory and regulatory filings. For 2018 and 2019, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

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

2.4*	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

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

*4.13A	Translation of Supplemental Agreement to the Loan Agreement, dated as of December 31, 2019, between Fenghuang On-line and the shareholders of Tianying Jiuzhou.

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

4.57

Translation of Equity Transfer and Equity Purchase Option Agreement, dated as of December 18, 2018, among Telling Telecommunication Co., Ltd., Beijing Chenhuan Technology Co., Ltd., and Shenzhen Bingruixin Technology Co., Ltd. (incorporated by reference Exhibit 4.57 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2018 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 26, 2019).

4.58

Translation of Equity Transfer Agreement, dated as of March 1, 2019, among Beijing Yitian Xindong Network Technology Co., Ltd., Telling Telecommunication Co., Ltd., Shenzhen Bingruixin Technology Co., Ltd., and Beijing Chenhuan Technology Co., Ltd. (incorporated by reference Exhibit 4.57 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2018 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 26, 2019).

4.59

Translation of Share Purchase Agreement, dated as of March 22, 2019, between Run Liang Tai Management Limited and our Company (incorporated by reference Exhibit 4.57 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2018 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 26, 2019).

*4.59A	Translation of Supplemental Agreement, dated as of July 23, 2019, between Run Liang Tai Management Limited and our Company.
*4.59B	Translation of Co-Sale Agreement, dated as of January 20, 2020, among Long De Cheng Zhang (Tianjin) Investment Management Center, Long De Holdings (Hong Kong) Co., Limited and our Company.

4.60

Fread Limited’s Restricted Share Unit Scheme adopted in March 2018 (incorporated by reference Exhibit 4.57 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2018 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 26, 2019).

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

Phoenix New Media Limited

	By:	/s/ Edward Lu
		Name:	Edward Lu
		Title:	Chief Financial Officer

Date: April 28, 2020

Phoenix New Media Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Phoenix New Media Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Phoenix New Media Limited and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income /(loss), of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Changes in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019, and the manner in which it accounts for revenues from contracts with customers and the manner in which it accounts for investments in equity securities in 2018.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Beijing Fenghuang Tianbo Network Technology Co., Ltd. and its subsidiaries (“Tianbo”) from its assessment of internal control over financial reporting as of December 31, 2019 because it was acquired by the Company in a purchase business combination during 2019. We have also excluded Tianbo from our audit of internal control over financial reporting. Tianbo is a subsidiary of a consolidated variable interest entity, and Tianbo’s total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 6.3% and 16.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2019.

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

PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 28, 2020

We have served as the Company’s auditor since 2010.

Phoenix New Media Limited

Consolidated Balance Sheets

(Amounts in thousands, except for number of shares and per share data)

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$ (Note 2e)
ASSETS
Current assets:
Cash and cash equivalents	174,024	341,016	48,984
Term deposits and short term investments	912,594	1,271,889	182,695
Restricted cash	269,648	82,934	11,913
Accounts receivable, net	484,113	638,272	91,682
Amounts due from related parties	91,228	59,723	8,579
Prepayments and other current assets	88,963	162,868	23,394
Total current assets	2,020,570	2,556,702	367,247
Non-current assets:
Property and equipment, net	95,631	101,650	14,601
Intangible assets, net	97,448	99,280	14,261
Goodwill	338,288	361,074	51,865
Available-for-sale debt investments	1,961,474	2,014,537	289,370
Equity investments, net	33,694	13,237	1,901
Deferred tax assets	60,160	73,688	10,585
Operating lease right-of-use assets, net	—	85,790	12,323
Other non-current assets	23,454	19,859	2,853
Total non-current assets	2,610,149	2,769,115	397,759
Total assets	4,630,719	5,325,817	765,006
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including amounts of the consolidated VIEs, excluding intercompany amounts, without recourse to the Company of RMB457,498 and RMB611,670 (US$87,861)

   as of December 31, 2018 and 2019, respectively. Note 1) :

Short-term bank loans	267,665	—	—
Accounts payable	264,753	259,928	37,336
Amounts due to related parties	25,218	34,223	4,916
Advances from customers	54,601	55,900	8,030
Taxes payable	101,386	291,511	41,873
Salary and welfare payable	132,316	174,902	25,123
Deposits in relation to future disposal of investment in Particle	—	355,212	51,023
Accrued expenses and other current liabilities	227,328	293,441	42,150
Operating lease liabilities	—	40,326	5,792
Total current liabilities	1,073,267	1,505,443	216,243

Non-current liabilities (including amounts of the consolidated VIEs, excluding intercompany amounts, without recourse to the Company of RMB28,796 and RMB52,087 (US$7,482)

   as of December 31, 2018 and 2019, respectively. Note 1) :

Deferred tax liabilities	140,960	197,810	28,414
Long-term liabilities	26,131	27,612	3,966
Operating lease liabilities	—	49,937	7,173
Total non-current liabilities	167,091	275,359	39,553
Total liabilities	1,240,358	1,780,802	255,796
Commitments and contingencies (Note 23)
Shareholders’ equity:
Phoenix New Media Limited shareholders’ equity:
Class A ordinary shares (US$0.01 par value, 680,000,000 shares authorized; 264,824,592 and 264,998,965 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	17,487	17,499	2,514
Class B ordinary shares (US$0.01 par value, 320,000,000 shares authorized; 317,325,360 and 317,325,360 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	22,053	22,053	3,168
Additional paid-in capital	1,604,588	1,611,484	231,475
Statutory reserves	87,620	88,583	12,724
Retained earnings	159,621	186,324	26,764
Accumulated other comprehensive income	1,188,358	1,405,808	201,931
Total Phoenix New Media Limited shareholders’ equity	3,079,727	3,331,751	478,576
Noncontrolling interests	310,634	213,264	30,634
Total shareholders’ equity	3,390,361	3,545,015	509,210
Total liabilities and shareholders’ equity	4,630,719	5,325,817	765,006

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Comprehensive Income/(Loss)

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	For the Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Revenues (1) :
Net advertising revenues	1,353,480	1,198,271	1,263,485	181,488
Paid services revenues	221,612	179,108	267,577	38,435
Total revenues	1,575,092	1,377,379	1,531,062	219,923
Cost of revenues (1)	(727,197)	(596,548)	(768,302)	(110,360)
Gross profit	847,895	780,831	762,760	109,563
Operating expenses (1) :
Sales and marketing expenses	(493,664)	(537,562)	(615,783)	(88,452)
General and administrative expenses	(146,923)	(162,568)	(271,788)	(39,039)
Technology and product development expenses	(192,325)	(204,723)	(242,757)	(34,870)
Changes in fair value of financial assets-contingent returnable consideration	—	—	62,051	8,913
Total operating expenses	(832,912)	(904,853)	(1,068,277)	(153,448)
Income/(loss) from operations	14,983	(124,022)	(305,517)	(43,885)
Other income/(loss):
Interest income	54,286	47,445	28,407	4,080
Interest expense	(22,221)	(13,544)	(5,089)	(731)
Foreign currency exchange (loss)/gain	(23,560)	6,849	7,892	1,134
Income/(loss) from equity method investments, net of impairments	6,296	5,352	(3,447)	(495)
Gain on disposal of convertible loans due from a related party	—	10,565	—	—
Gain on disposal of available-for-sale debt investments	—	—	1,001,181	143,811
Others, net	19,423	21,848	20,816	2,990
Income/(loss) before tax	49,207	(45,507)	744,243	106,904
Income tax expense	(14,783)	(20,105)	(20,241)	(2,908)
Net income/(loss)	34,424	(65,612)	724,002	103,996
Net loss attributable to noncontrolling interests	3,048	2,390	3,827	550
Net income/(loss) attributable to Phoenix New Media Limited	37,472	(63,222)	727,829	104,546
Net income/(loss)	34,424	(65,612)	724,002	103,996
Other comprehensive income (net of tax of nil, RMB132,272 and RMB196,617 (US$28,242) for the years ended December 31, 2017, 2018 and 2019, respectively): fair value remeasurement for available- for-sale debt investments	321,538	566,320	1,188,762	170,755
Other comprehensive loss (net of tax of nil, nil and RMB142,574 (US$20,479) for the years ended December 31, 2017, 2018 and 2019, respectively): reclassification adjustment for disposal of available- for-sale debt investments	—	—	(1,008,795)	(144,904)
Other comprehensive (loss)/income (net of nil tax for all years): foreign currency translation adjustment	(49,640)	51,794	37,483	5,384
Comprehensive income	306,322	552,502	941,452	135,231
Comprehensive loss attributable to noncontrolling interests	3,048	2,390	3,827	550
Comprehensive income attributable to Phoenix New Media Limited	309,370	554,892	945,279	135,781
Net income/(loss) attributable to Phoenix New Media Limited	37,472	(63,222)	727,829	104,546
Net income/(loss) per Class A and Class B ordinary share:
Basic	0.07	(0.11)	1.25	0.18
Diluted	0.06	(0.11)	1.25	0.18
Net income/(loss) per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	0.52	(0.87)	10.00	1.44
Diluted	0.51	(0.87)	10.00	1.44
Weighted average number of Class A and Class B ordinary shares used in computing net income/(loss) per share:
Basic	574,786,887	581,084,453	582,275,800	582,275,800
Diluted	590,433,907	581,084,453	582,275,800	582,275,800

(1)	Transactions with related parties included in revenues, cost of revenues and operating expenses are as follows (Note 24):

Net advertising revenues	67,393	41,482	50,700	7,283
Paid services revenues	139,149	87,131	72,454	10,407
Cost of revenues	(57,057)	(30,167)	(26,728)	(3,839)
Sales and marketing expenses	(748)	(4,341)	(4,157)	(597)
General and administrative expenses	(6,245)	(7,918)	(7,045)	(1,012)

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Shareholders’ Equity

(Amounts in thousands, except for number of shares)

	Phoenix New Media Limited Shareholders’ Equity
	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Noncontrolling	Total shareholders’
	Shares	Amount	Shares	Amount	capital	reserves	earnings	income	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2016	254,909,790	16,843	317,325,360	22,053	1,555,511	77,946	195,069	298,346	(3,340)	2,162,428
Share-based compensation	—	—	—	—	20,852	—	—	—	—	20,852
Issuance of ordinary shares upon settlement of share-based awards	5,091,696	337	—	—	11,212	—	—	—	—	11,549
Appropriation to statutory reserves	—	—	—	—	—	3,291	(3,291)	—	—	—
Fair value changes of available-for-sale debt investments	—	—	—	—	—	—	—	321,538	—	321,538
Foreign currency translation adjustment	—	—	—	—	—	—	—	(49,640)	—	(49,640)
Net income	—	—	—	—	—	—	37,472	—	(3,048)	34,424
Balance as of December 31, 2017	260,001,486	17,180	317,325,360	22,053	1,587,575	81,237	229,250	570,244	(6,388)	2,501,151
Share-based compensation	—	—	—	—	13,989	—	—	—	—	13,989
Issuance of ordinary shares upon settlement of share-based awards	4,823,106	307	—	—	3,024	—	—	—	—	3,331
Appropriation to statutory reserves	—	—	—	—	—	6,383	(6,383)	—	—	—
Fair value changes of available-for-sale debt investments, net of tax	—	—	—	—	—	—	—	566,320	—	566,320
Foreign currency translation adjustment	—	—	—	—	—	—	—	51,794	—	51,794
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	319,412	319,412
Cumulative effect of initially applying ASC 606	—	—	—	—	—	—	(24)	—	—	(24)
Net loss	—	—	—	—	—	—	(63,222)	—	(2,390)	(65,612)
Balance as of December 31, 2018	264,824,592	17,487	317,325,360	22,053	1,604,588	87,620	159,621	1,188,358	310,634	3,390,361
Share-based compensation	—	—	—	—	8,041	—	—	—	12,180	20,221
Issuance of ordinary shares upon settlement of share- based awards	174,373	12	—	—	499	—	—	—	—	511
Appropriation to statutory reserves	—	—	—	—	—	963	(963)	—	—	—
Fair value changes of available-for-sale debt investments, net of tax	—	—	—	—	—	—	—	1,188,762	—	1,188,762
Reclassification adjustment for disposal of available-for-sale debt investments, net of tax	—	—	—	—	—	—	—	(1,008,795)	—	(1,008,795)
Foreign currency translation adjustment	—	—	—	—	—	—	—	37,483	—	37,483
Acquisition of a noncontrolling interest in a subsidiary	—	—	—	—	(1,644)	—	—	—	(124,245)	(125,889)
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	18,522	18,522
Dividends declared and paid	—	—	—	—	—	—	(700,163)	—	—	(700,163)
Net income	—	—	—	—	—	—	727,829	—	(3,827)	724,002
Balance as of December 31, 2019	264,998,965	17,499	317,325,360	22,053	1,611,484	88,583	186,324	1,405,808	213,264	3,545,015
Balance as of December 31, 2019 (in US$)		2,514		3,168	231,475	12,724	26,764	201,931	30,634	509,210

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income/(loss)	34,424	(65,612)	724,002	103,996
Adjustments to reconcile net income/(loss) to net cash provided by/ (used in) operating activities:
Share-based compensation	20,852	13,989	20,221	2,905
Provision for allowance for doubtful accounts, including related party amounts of RMB15,757, RMB1,528 and RMB(2,273) (US$(326)) for the years ended December 31, 2017, 2018 and 2019, respectively	6,632	23,999	40,154	5,768
Depreciation and amortization expense	35,618	32,471	77,356	11,111
Amortization of the right-of-use assets	—	—	34,976	5,024
Impairment of intangible assets	—	—	5,600	804
(Income)/loss from equity method investments, net of impairments	(6,296)	(5,352)	3,447	495
Deferred income tax	(6,153)	286	(2,977)	(428)
Gain on disposal of property and equipment	(1,279)	(1,318)	(144)	(21)
Loss on disposal of intangible assets	118	—	—	—
Gain on disposal of convertible loans due from a related party	—	(10,565)	—	—
Changes in fair value of financial assets-contingent returnable consideration	—	—	(62,051)	(8,913)
Gain on disposal of available-for-sale debt investments	—	—	(1,001,181)	(143,811)
Changes in fair value of financial liability	—	—	(4,441)	(638)
Foreign currency exchange loss/(gain)	23,560	(6,849)	(7,892)	(1,134)
Changes in operating assets and liabilities, net of effects of acquisition:
Accounts receivable	(44,575)	(29,979)	(79,203)	(11,377)
Prepayments and other current assets	5,508	(13,636)	20,641	2,965
Amounts due from related parties	(22,988)	37,539	33,778	4,852
Other non-current assets	3,503	(4,910)	5,902	848
Accounts payable	5,602	(6,102)	(51,113)	(7,342)
Advances from customers	37,371	(15,701)	(2,674)	(384)
Salary and welfare payable	4,142	(19,855)	14,828	2,130
Taxes payable	16,562	8,066	18,223	2,618
Amounts due to related parties	(4,580)	2,578	15,505	2,227
Accrued expenses and other current liabilities	61,968	(17,290)	(104,284)	(14,978)
Long-term liabilities	2,991	1,417	(28,978)	(4,162)
Net cash provided by/(used in) operating activities	172,980	(76,824)	(330,305)	(47,445)
Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(27,800)	(55,950)	(83,837)	(12,042)
Placement of term deposits and short term investments	(2,754,930)	(3,365,720)	(9,175,619)	(1,317,995)
Maturity of term deposits and short term investments	2,797,282	3,199,558	8,844,241	1,270,396
Payment for the equity investment measured under fair value	—	(6,500)	(6,500)	(934)
Loans provided to a related party	(74,000)	(10,000)	—	—
Loans repaid by a related party	53,058	74,000	—	—
Proceeds from disposal of convertible loans due from a related party	—	111,957	—	—
Net proceeds from disposal of available-for-sale debt investments	—	—	1,403,046	201,535
Deposits received from proposed buyers of investments in Particle	—	—	357,974	51,420
Cash (paid for)/acquired from acquisition of subsidiaries, net	—	(62,057)	121,089	17,393
Net cash (used in)/provided by investing activities	(6,390)	(114,712)	1,460,394	209,773
Cash flows from financing activities:
Proceeds from exercise of stock options	12,368	3,677	511	73
Proceeds from short-term bank loans	328,511	250,492	—	—
Repayment of short-term bank loans	(357,113)	(330,000)	(267,886)	(38,479)
Dividends paid to shareholders	—	—	(703,145)	(101,000)
Cash paid for acquisition of noncontrolling interests	—	—	(144,100)	(20,699)
Net cash used in financing activities	(16,234)	(75,831)	(1,114,620)	(160,105)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(8,090)	11,477	(35,191)	(5,055)
Net increase/(decrease) in cash, cash equivalents and restricted cash	142,266	(255,890)	(19,722)	(2,832)
Cash, cash equivalents and restricted cash at the beginning of the year	557,296	699,562	443,672	63,729
Including:
Cash and cash equivalents at the beginning of the year	202,694	362,862	174,024	24,997
Restricted cash at the beginning of the year	354,602	336,700	269,648	38,732
Cash, cash equivalents and restricted cash at the end of the year	699,562	443,672	423,950	60,897
Including:
Cash and cash equivalents at the end of the year	362,862	174,024	341,016	48,984
Restricted cash at the end of the year	336,700	269,648	82,934	11,913
Supplemental disclosure of cash flow information:
Cash paid during the period for income taxes	19,424	10,649	1,083	156
Cash paid during the period for interest expenses	22,762	15,221	4,026	578
Supplemental disclosure of non-cash investing activities:
Acquisition of a subsidiary included in accrued expenses and other current liabilities	—	71,100	—	—
Acquisition of the investments included in amount due to related parties	—	8,500	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

1. Organization and Principal Activities

Phoenix New Media Limited (“PNM”, or the “Company”) was incorporated in the Cayman Islands on November 22, 2007 by Phoenix Satellite Television (B.V.I.) Holding Limited (the “Parent”), a subsidiary of Phoenix Media Investment (Holdings) Limited (“Phoenix TV”). Phoenix TV, its subsidiaries and variable interest entities (“VIEs”) excluding the Group are collectively referred to as the Phoenix TV Group. As of December 31, 2019, the Company had twelve subsidiaries, four VIEs and twenty-five subsidiaries of VIEs. The Company, its subsidiaries, VIEs and subsidiaries of the VIEs are hereinafter collectively referred to as the “Group”. The Group generates revenues from providing advertising services and paid services, which include paid contents, MVAS, games and others. While the Group’s VIEs hold certain licenses and approvals to operate Internet-related businesses in the People’s Republic of China (“China” or the “PRC”), they are also in the process of applying for licenses for the operations of their businesses, including an Internet audio-visual program transmission license and an Internet news license.

Major subsidiaries, VIEs and the subsidiaries of the VIEs as of December 31, 2019 are set out below:

			Percentage
			of Direct or
			Indirect
	Place of	Date of	Economic	Principal
Name	Incorporation	Incorporation	Ownership	Activity
Direct subsidiaries:
Phoenix Satellite Television Information Limited	British Virgin Islands (“BVI”)	September 1, 1999	100%	Investment holding
Phoenix New Media (Hong Kong) Company Limited	Hong Kong	February 24, 2011	100%	Advertising
Phoenix New Media (Hong Kong) Information Technology Company Limited	Hong Kong	April 22, 2014	100%	Investment holding
Fread Limited*	Cayman Island	May 20, 2014	100%	Investment holding
Indirect subsidiaries:
Fenghuang On-line (Beijing) Information Technology Co., Ltd. (“Fenghuang On-line”)	PRC	December 20, 2005	100%	Technical consulting
Beijing Fenghuang Yutian Software Technology Co., Ltd. (“Fenghuang Yutian”)	PRC	June 15, 2012	100%	Software development
Fenghuang Feiyang (Beijing) New Media Information Technology Co., Ltd. (“Fenghuang Feiyang”)	PRC	October 25, 2013	100%	Advertising
I Game (Hong Kong) Company Limited	Hong Kong	June 10, 2014	100%	Game
Beijing Fenghuang Borui Software Technology Co., Ltd. (“Fenghuang Borui”)	PRC	October 13, 2014	100%	Software development
Qieyiyou (Beijing) Information Technology Co., Ltd. (“Qieyiyou”)	PRC	November 28, 2014	100%	Game
Tianjin Fengying Hongda Culture Communication Co., Ltd. (“Fengying Hongda”)	PRC	March 13, 2017	100%	Advertising
VIEs:
Beijing Tianying Jiuzhou Network Technology Co., Ltd. (“Tianying Jiuzhou”)	PRC	April 18, 2000	100%	Advertising and paid services
Yifeng Lianhe (Beijing) Technology Co., Ltd. (“Yifeng Lianhe”)	PRC	June 16, 2006	100%	Digital entertainment
Beijing Chenhuan Technology Co., Ltd. (“Chenhuan”)	PRC	June 10, 2014	100%	Game
Subsidiaries of VIEs:
Beijing Tianying Chuangzhi Advertising Co., Ltd. (“Tianying Chuangzhi”)	PRC	February 8, 2010	100%	Advertising
Beijing Fengyu Network Technology Co., Ltd. (“Fengyu Network”)**	PRC	June 1, 2012	100%	Digital entertainment
Beijing Yitian Xindong Network Technology Co., Ltd. (“Yitian Xindong”)	PRC	September 05,2008	51%	Digital entertainment
Beijing Fenghuang Tianbo Network Technology Co., Ltd. (“Tianbo”)	PRC	May 31, 2013	50%	Advertising

*	In January 2018, the name of “I Game Limited” was changed to “Fread Limited”.
**	In April 2017, the name of “Beijing Fenghuang Interactive Entertainment Network Technology Co., Ltd.” was changed to “Beijing Fengyu Network Technology Co., Ltd.”.

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

Loan Agreements

Pursuant to the loan agreements among Fenghuang On-line or Qieyiyou, and legal shareholders of their VIEs, Fenghuang On-line or Qieyiyou granted interest-free loans to the legal shareholders of the VIEs for an amount that is equal to their respective capital contribution in the VIEs. The loans can be repaid only with proceeds from the sale of all of the respective shareholder’s equity interest in the applicable VIE to Fenghuang On-line or Qieyiyou, or their designated representatives pursuant to the applicable exclusive equity option agreement. The term of each loan is ten years, and may be extended upon mutual agreement of the parties. On December 31, 2019, Tianying Jiuzhou and Fenghuagn On-line entered into a supplemental agreement to extend the loan for a term of ten years upon expiration of the original loan agreement on the same day.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

1. Organization and Principal Activities (Continued)

In January 2015, in order to leverage the Group’s brand, content platform and large user base to expand into more entertainment related businesses, the Group established a new subsidiary Meowpaw with share capital of RMB1.0 million. Meowpaw is engaged in creating intellectual properties, related games, books, movies and animations, etc. The Group held 75% of the shares, and the noncontrolling shareholder, who was an individual, held the rest of 25%. Meowpaw’s share capital was not sufficient to support its operations. In addition to the capital injection, as of December 31, 2018 and 2019, the Group has a long-term loan to Meowpaw of RMB79.0 million and RMB79.0 million (US$11.5 million), respectively, to support Meowpaw’s operations. In accordance with ASC 810-10 Variable Interest Entities, Meowpaw is thinly capitalized and consolidated as a variable interest entity. Meowpaw may not pay any dividend to shareholders until the accumulated retained earnings are over RMB35.0 million. As the Group owns 75% equity interest of Meowpaw, it can absorb a majority of Meowpaw’s expected loss, owns the power to direct Meowpaw’s activities and most significantly impacted Meowpaw’s economic performance, therefore, the Group is the primary beneficiary of Meowpaw and consolidated Meowpaw under VIE model.

The Company has the power to direct the activities of all the VIEs, including the VIEs aforementioned in the Contractual Agreements and Meowpaw, and can freely have assets transferred out of all the VIEs without any restrictions. Only the registered capital and PRC statutory reserves of the consolidated VIEs amounted to RMB32.8 million (US$4.7 million) as of December 31, 2019 can be used to solely settle obligations of the VIEs and subsidiaries of the VIEs. As all the VIEs and subsidiaries of the VIEs are incorporated as limited liability companies under the PRC Company Law, the creditors of the VIEs and subsidiaries of the VIEs do not have recourse to the general credit of the Company. The amounts of the consolidated VIEs’ current liabilities without recourse to the Company disclosed on the face of the consolidated balance sheets have excluded the amounts due to inter-company entities.

The following tables set forth the summarized assets, liabilities, results of operations and cash flows of the consolidated VIEs (in thousands):

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Current assets	979,025	1,223,454	175,738
Non-current assets	530,118	588,327	84,508
Total assets	1,509,143	1,811,781	260,246
Accounts payable	135,407	132,690	19,060
Amounts due to related parties	11,531	24,194	3,475
Amounts due to inter-company entities	631,392	1,030,231	147,983
Advances from customers	31,686	56,212	8,074
Taxes payable	48,697	82,475	11,847
Salary and welfare payable	40,949	82,095	11,792
Accrued expenses and other current liabilities	189,228	234,004	33,613
Current liabilities	1,088,890	1,641,901	235,844
Non-current liabilities	28,796	52,087	7,482
Total liabilities	1,117,686	1,693,988	243,326

	For the Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Revenues	769,943	591,495	889,084	127,709
Net loss	(7,760)	(112,146)	(174,661)	(25,089)

	For the Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Net cash (used in)/provided by operating activities	(3,950)	100,256	(227,916)	(32,738)
Net cash provided by/(used in) investing activities	65,600	(164,190)	129,697	18,630
Net cash (used in)/provided by financing activities	(2,000)	—	224,299	32,219

Phoenix New Media Limited

Notes to Consolidated Financial Statements

1.  Organization and Principal Activities (Continued)

As of December 31, 2019, the total assets for the consolidated VIEs mainly comprised of cash and cash equivalents, term deposits and short term investments, accounts receivable, prepayments and other current assets, amounts due from related parties, intangible assets, goodwill and property and equipment. There was no pledge or collateralization of these assets. Unrecognized revenue-producing assets that are held by the VIEs and subsidiaries of the VIEs comprise the Internet Content Provision License, the Online Culture Operating Permit, the Internet Publication License, the Permit for Production and Operation of Radio and TV Programs, the Value-added Telecommunications Business Operating License, trademark, and domain name. Recognized revenue-producing assets that are held by the VIEs and subsidiaries of the VIEs comprise property and equipment and operating rights for licensed games. As of December 31, 2019, the total liabilities for the consolidated VIEs mainly comprised accounts payable, amounts due to related parties, amounts due to inter-company entities, advances from customers, salary and welfare payable, taxes payable, accrued expenses and other current liabilities and non-current liabilities. After netting off the amount of inter-company transactions between the consolidated VIEs and other subsidiaries within the Group, the net fee paid or payable to other subsidiaries of the Group by the consolidated VIEs were RMB13.7 million, RMB31.7 million and RMB3.8 million (US$0.6 million) for the years ended December 31, 2017, 2018 and 2019, respectively. The balances and transactions of the consolidated VIEs were reflected in the Company’s consolidated financial statements with inter-company transactions eliminated.

It is possible that the Group’s operation of certain of its operations and businesses through VIEs could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Group’s management considers the possibility of such a finding by PRC regulatory authorities under current law and regulations to be remote, on March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law or the FIL, which took effect on January 1, 2020, and replaced the existing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, or Old FIE Laws, together with their implementation rules and ancillary regulations. Meanwhile, the Implementation Rules to the Foreign Investment Law came into effect as of January 1, 2020, which clarified and elaborated the relevant provisions of the Foreign Investment Law. However, uncertainties still exist in relation to interpretation and implementation of the FIL, especially in regard to, including, among other things, the nature of variable interest entities contractual arrangements and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. While FIL does not define contractual arrangements as a form of foreign investment explicitly, however, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in the PRC through other means as provided by laws, administrative regulations or the State Council, the Group cannot assure that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that the Group’s control over its VIEs through contractual arrangements will not be deemed as foreign investment in the future. In the event that any possible implementing regulations of the FIL, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, or if any of its operations through contractual arrangements is classified in the “restricted” or “prohibited” industry in the future “negative list” under the FIL, its contractual arrangements may be deemed as invalid and illegal, and the Group may be required to unwind the variable interest entity contractual arrangements and/or dispose of any affected business. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing contractual arrangements, the Group may face substantial uncertainties as to whether it can complete such actions in a timely manner, or at all. Furthermore, under the FIL, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. In addition, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that the Group may be required to adjust the structure and corporate governance of certain of its PRC subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect its current corporate structure, corporate governance and business operations.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(a) Basis of presentation, principles of consolidation, and cost allocations (continued)

The Group and Phoenix TV Group have engaged in various mutual cooperation activities in content, branding, promotions, technical support and corporate management. The Group and Phoenix TV Group entered into a Program Resource License Agreements and a Program Text/Graphics Resource License Agreements, or the Agreements, effective as of May 27, 2016 and expired on May 26, 2019, to grant the Group the license with priority over any third party to broadcast Phoenix TV Group’s copyrighted video content from three television channels of Phoenix TV Group and a non-exclusive license to use Phoenix TV Group’s copyrighted text and graphics. The fees payable to Phoenix TV Group by the Group are RMB10.0 million for the first year of the Agreements, which would incrementally increase by 15% for each subsequent year of the Agreements. The Agreements do not grant the Group the right to sublicense Phoenix TV Group’s copyrighted content to third parties. As such, the Group does not incur revenue sharing fee to Phoenix TV Group accordingly. After the expiration of the Agreements in May 2019, the Group entered into a supplemental agreement with Phoenix TV Group to extend the term of the Agreements to January 14, 2020. Subsequently, the Group entered into a program resource license and cooperation agreement with Phoenix TV Group on January 15, 2020, or the 2020 Program Resource License and Cooperation Agreement, to continue to use Phoenix TV Group’s copyrighted video content. The annual license fees payable to Phoenix TV Group under the 2020 Program Resource License and Cooperation Agreement are RMB2.0 million plus 50% of the revenue generated from the use of the licensed program resource in excess of RMB2.0 million. The 2020 Program Resource License and Cooperation Agreement have a term of two years and may be extended prior to expiration.

The Group and Phoenix TV Group entered into new trademark license agreements in December 2017, which became effective on December 8, 2017 and will expire on December 7, 2020. Compared to the original trademark license agreements, effective from November 2009 and expired in December 2017, the new trademark license agreements no longer allow the Group to use the double-phoenix logo of Phoenix TV Group on a stand-alone basis and have increased the annual license fee payable to Phoenix TV Group from a total of US$10,000 to the greater of 2% of the annual revenues of Tianying Jiuzhou and Yifeng Lianhe or US$100,000 for each company.

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

(c) Business combinations and noncontrolling interests (continued)

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

(e) Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.9618 on December 31, 2019 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

The Group’s financial instruments include cash equivalents, term deposits, short term investments, restricted cash, accounts receivable, amounts due from related parties, prepayments and other current assets, financial assets — contingent returnable consideration, available-for-sale debt investments, equity investments without readily determinable fair values, forward contract, accounts payable, amounts due to related parties, salary and welfare payable, accrued expense, short-term bank loans and other current liabilities and other non-current assets. Refer to Note 21 for details.

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

In accordance with ASC 825, for investments in financial instruments with a variable interest rate indexed to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Fair value is estimated based on quoted prices of similar products provided by banks at the end of each period. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. Please see Note 21 for additional information.

(i) Restricted cash

Restricted cash represents deposits placed as security for banking facilities granted to the Group, and deposits placed in accounts co-managed with third-parties related to the real estate services, which are restricted to withdrawal or usage.

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

(m) Intangible assets, net

Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets mainly consist of computer software purchased from unrelated third parties, operating rights for licensed games, licensed copyrights of reading content, audio content, user base, and trademark and domain names. Intangible assets are stated at cost less impairment and accumulated amortization, which is computed using the straight-line method over the estimated useful lives of the assets. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Estimated Useful Lives
Computer software	5 years
Trademark and domain names	10 years
Licensed copyrights of reading content	Lesser of the licensed period or 5 years
Audio content	5 years
User base	0.8 years
License and licensed games	Estimated life cycle

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

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The Group has early adopted ASU 2017-04 in the annual impairment test for the year ended December 31, 2019 and did not expect it to have a significant impact on its consolidated financial statements.

(q) Impairment of long-lived assets

Long-lived assets such as property and equipment and intangible assets are reviewed for impairment whenever events or changes in the circumstances indicate that the carrying value of an asset may not be recoverable. When these events occur, the Group assesses the recoverability of the long-lived assets by comparing the carrying amount to the estimated future undiscounted cash flows associated from the use of the asset and its eventual disposition, and recognize an impairment of long-lived assets when the carrying value of such assets exceeds the estimated future undiscounted cash flows such assets is expected to generate. If the Group identifies an impairment, the Group reduces the carrying amount of the assets or asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(r) ASC 606 Revenue from Contracts with Customers

On January 1, 2018, the Group adopted ASC 606 Revenue from Contracts with Customers by applying the modified retrospective method, and the financial statements of prior periods were not retrospectively adjusted and the cumulative effect of initially applying the guidance at January 1, 2018, which was recorded as an adjustment to the balance of retained earnings and advance from customers as of January 1, 2018, was not material. The main impact of applying the new accounting standard on the Group’s financial results by applying the modified retrospective method mainly include, (1) the reclassification of sales taxes and related surcharges from cost of revenues to a reduction of revenues, and (2) revenues and expenses from some advertising barter transactions is recognized beginning from January 1, 2018 in accordance with the new guidance, as the provision of ASC 605 exempting some advertising-for-advertising barter transactions, for which the fair value of the advertising services surrendered or received was not determinable, from being reported at fair value has been superseded. The sales taxes and related surcharges were RMB123.0 million and RMB125.5 million (US$18.0 million) for the years ended December 31, 2018 and 2019, respectively, which were excluded from cost of revenues and recorded as a reduction item of revenues. Total revenues from advertising-for-advertising barter transactions of RMB4.7 million and RMB7.4 million (US$1.1 million) were recognized in the years ended December 31, 2018 and 2019, respectively, and total costs and expenses from advertising-for-advertising barter transactions of RMB4.8 million and RMB7.4 million (US$1.1 million) were recognized in the years ended December 31, 2018 and 2019, respectively. Accordingly, the financial data presented in the Group’s financial statements for the years ended December 31, 2018 and 2019 were in accordance with ASC 606 while all financial data presented for the years ended December 31, 2017 were in accordance with ASC 605 Revenue Recognition.

In 2019, the Group re-classified paid services revenues (see Note 2(s)). For comparison purposes, the revenues from paid services for the years of 2017 and 2018 have been retrospectively re-classified. The following table presents the Group’s revenues disaggregated by products and services (in thousands):

	For the Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Net advertising revenues	1,353,480	1,198,271	1,263,485	181,488
Paid services revenues	221,612	179,108	267,577	38,435
Revenues from paid contents	77,675	95,044	205,360	29,498
Revenues from games	27,463	14,727	14,169	2,035
Revenues from MVAS	108,567	55,037	18,499	2,657
Revenues from others	7,907	14,300	29,549	4,245
Total	1,575,092	1,377,379	1,531,062	219,923

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Contract asset represents the Group’s right to consideration in exchange for goods or services that it has transferred to a customer when that right is conditioned on something other than the passage of time (for example, the entity’s future performance). Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment. Contract assets as of December 31, 2018 and 2019 were not material.

If a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional (that is, a receivable), before the Group transfers a good or service to the customer, the Group shall present the contract as a contract liability when the payment is made or the payment is due (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which it has received consideration (or an amount of consideration is due) from the customer. Receipts in advance and deferred revenue relate to unsatisfied performance obligations at the end of the period and primarily consist of fees received from advertisers. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. Contract liability is presented as advances from customers in the balance sheet. Revenues recognized for the years ended December 31, 2018 and 2019 that were included in the contract liability balance at the beginning of the period were RMB47.7 million and RMB44.7 million (US$6.4 million), respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(r) ASC 606 Revenue from Contracts with Customers (continued)

The assets recognized for costs incurred to fulfill contracts shall be amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the asset relates. As of December 31, 2018 and 2019, the costs incurred to fulfill contracts recognized as assets were immaterial.

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

The Group has estimated and recorded RMB223.3 million, RMB215.2 million and RMB180.7 million (US$26.0 million) in agency service fees to third-party advertising agencies for the years ended December 31, 2017, 2018 and 2019, respectively.

Noncash transactions

The Group enters into contracts with certain customers involving consideration in a form other than cash. The noncash consideration (or promise of noncash consideration) shall be measured at fair value. If the Group cannot reasonably estimate the fair value of the noncash consideration, it shall measure the consideration indirectly by reference to the standalone selling price of the goods or services promised to the customer (or class of customer) in exchange for the consideration. The Group recognized revenue from noncash transactions involving exchanging advertising services for advertisement, content, technical, application pre-installation services and others amounted to RMB4.4 million, RMB17.8 million and RMB8.7 million (US$1.3 million) for the years ended December 31, 2017, 2018 and 2019, respectively, of which RMB4.7 million and RMB7.4 million (US$1.1 million) representing revenue from advertising-for-advertising barter transactions for the years ended December 31, 2018 and 2019, respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(s) Revenue recognition (continued)

(ii)             Paid services revenues

Prior to 2019, paid services revenues comprised of (i) revenues from digital entertainment, which included MVAS and digital reading, and (ii) revenues from games and others, which included web-based games, mobile games, content sales, and other online and mobile paid services through the Group’s own platforms.

Beginning from January 1, 2019, paid services revenues have been re-classified and now comprise of (i) revenues from paid contents, which includes digital reading, audio books, paid videos, and other content-related sales activities, (ii) revenues from games, which includes web-based games and mobile games, (iii) revenues from MVAS, and (iv) revenues from others. For comparison purposes, the revenues from paid services for the years of 2017 and 2018 have been retrospectively re-classified.

Paid contents

Paid contents revenues mainly comprise of revenues generated from digital reading, audio books, paid videos, and other content-related sales activities.

Digital reading

Digital reading revenues are derived from providing fee-based internet literatures from writers and digital format books licensed from third-party publishers to customers on both of the Group’s PC and mobile platforms, and on third-party platforms. Most revenues generated from digital reading are recorded on a gross basis and recognized evenly over the subscription period, or in the period in which a pay-per-view service is provided, as the Group is responsible for providing the desired services to the customers and has primary responsibility and broad discretion to establish price, and therefore the Group is considered the primary obligor in these transactions. Digital reading revenues generated from third-party platforms are recorded on a net basis.

Audio books

Audio books revenues are derived from the sale of copyright of audio books to third parties and licensing audio books to third parties.

With respect to the sale of copyright of audio books, the Group is determined to be the primary obligor and accordingly, the Group records its revenues on a gross basis. With respect to the revenues that derived from licensing audio books to third parties, the Group evaluated and determined it is not the primary obligor in the service rendered to the end users and accordingly, the Group records its revenues based on the portion of the sharing of revenues that derives from third parties. The Group recognizes revenue on the satisfied performance obligations and defers the recognition of revenue for the estimated value of the undelivered elements until the remaining performance obligations have been satisfied.

Paid videos

The Group generates revenues from licensing video content to third parties. For such content sales transactions, the Group earns up-front fixed- amount license fees or revenue sharing fees based on pre-agreed percentage. The Group views the third parties as customers and recognizes revenues on a net basis during the licensing periods, provided that no significant obligation remains, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(s) Revenue recognition (continued)

(ii)             Paid services revenues (continued)

Games

Games include web-based games and mobile games. Revenues from these services are recognized over the periods in which the services are performed, provided that no significant obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

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

Others

Other paid service revenues mainly comprise of revenues generated from E-commerce and online real estate related services. Revenues are recognized in the period in which the service is performed, provided that no significant obligation remains, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

(t) Sales taxes and related surcharges and other surcharges

The Group is subject to value-added tax (“VAT”) and related surcharges on the revenues earned for services provided in the PRC. The primary applicable rate of VAT is 6.0% for the years ended December 31, 2017, 2018 and 2019. The Group is also subject to a cultural development fee on the provision of advertising services in the PRC and the applicable tax rate is 3% of the net advertising revenues before July 1, 2019 and 1.5% after July 1, 2019. The VAT and the cultural development fee were included in the cost of revenues under ASC 605 for the year ended December 31, 2017, and have been recorded as a reduction item of revenues under ASC 606 since January 1, 2018.

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

The sales taxes and related surcharges and other surcharges for the years ended December 31, 2017, 2018 and 2019 were RMB133.2 million, RMB127.6 million and RMB128.3 million (US$18.4 million), respectively.

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

(v) Sales and marketing expenses

Sales and marketing expenses comprise primarily of: (i) personnel-related expenses including sales commissions related to the sales and marketing personnel; (ii) advertising and promotion expenses including traffic acquisition expenses; and (iii) rental expense, depreciation and amortization expenses. The Group expenses advertising costs as incurred. Total advertising and promotion expenses including traffic acquisition expenses were RMB329.7 million, RMB376.7 million and RMB385.4 million (US$55.4 million), for the years ended December 31, 2017, 2018 and 2019, respectively. Total advertising and promotion expenses from advertising-for-advertising barter transactions of RMB4.3 million and RMB7.3 million (US$1.0 million) were recognized in the years ended December 31, 2018 and 2019, respectively.

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

(x) Operating leases and adoption of ASU 2016-02

On February 25, 2016, the FASB issued ASU 2016-02 Leases (Topic 842), which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

The Group applied ASU 2016-02 beginning from January 1, 2019 and elected to apply practical expedients permitted under the transition method that allow the Group to use the beginning of the period of adoption as the date of initial application, to not recognize lease assets and lease liabilities for leases with a term of twelve months or less, and to not reassess lease classification, treatment of initial direct costs, or whether an existing or expired contract contains a lease. The Group used modified retrospective method and did not recast the prior comparative periods. Under the new lease standard, the Group determines if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Group considers only payments that are fixed and determinable at the time of lease commencement.

As a result of the adoption, the Group recorded a right-of-use asset of approximately RMB99.5 million and a lease liability of approximately RMB99.5 million upon the adoption of ASU 2016-02 on January 1, 2019, primarily related to the Group’s leased office space. The adoption had no material impact on the Group’s consolidated statements of comprehensive income/(loss) for the year ended December 31, 2019 or the opening balances of retained earnings as of January 1, 2019.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(x) Operating leases and adoption of ASU 2016-02 (continued)

As of December 31, 2019, the Group’s operating leases had a weighted average remaining lease term of 2.37 years and a weighted average discount rate of 5.60%. Future lease payments under operating leases as of December 31, 2019 were as follows (in thousands):

	Operating Leases
	RMB	US$
Year ending December 31,
2020	44,109	6,336
2021	35,706	5,129
2022	16,052	2,306
2023	291	42
Total future lease payments	96,158	13,813
Less: Imputed interest	5,895	848
Total lease liability balance	90,263	12,965

Future lease payments under operating leases as of December 31, 2018 were as follows (in thousands):

Operating Leases
RMB
Year ending December 31,
2019	38,222
2020	38,270
2021	38,314
2022	18,980
Total future lease payments	133,786

Rent expense under operating leases was RMB37.0 million and RMB37.6 million for the years ended December 31, 2017 and 2018, respectively. Operating lease costs and expenses for the year ended December 31, 2019 was RMB40.4 million (US$5.8 million), which excluded costs and expenses of short-term contracts. Short-term lease costs and expenses for the year ended December 31, 2019 was RMB1.9 million (US$0.3 million). Supplemental cash flow information related to operating leases was as follows (in thousands):

	For the Year
	Ended December 31, 2019
	RMB	US$
Cash payments for operating leases	37,713	5,417
Right-of-use assets obtained in exchange for operating lease liabilities	22,388	3,216

(y) Share-based compensation

The Group has incentive plans for the granting of share-based awards, such as share options and restricted shares. The Group measures the cost of employee services received in exchange for share-based compensation at the grant date fair value of the award. The Group recognizes the share-based compensation as costs or expenses in the consolidated statements of comprehensive income/(loss), net of estimated forfeitures, on a graded-vesting basis over the vesting term of the awards.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(y) Share-based compensation (continued)

The share-based awards to nonemployees are accounted for based on the fair value of the consideration received or the fair value of the award issued, whichever is more reliably measurable. Share-based compensation expense for share options granted to non-employees is measured at fair value at the earlier of the performance commitment date or the date service is completed and recognized over the period during which the service is provided. The Company applies the guidance in ASU 2018-07 Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting to account for share options granted to non-employees based on the grant date fair value beginning from January 1, 2019.

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

Forfeiture rates are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. The Group uses historical data to estimate pre-vesting option and restricted share unit forfeitures and record share-based compensation only for those awards that are expected to vest. Refer to Note 19 for further information regarding share-based compensation assumptions and expenses.

In 2019, the Company declared a special cash compensation to its share option holders, concurrent with the special cash dividend declared. As the Company’s share options are not dividend-protected award, the option holders have no rights to participate in all dividends before excising the share options. The Company accounted for the special cash compensation as incremental compensation cost, which would be vested with the same vesting conditions of the original share options granted. The compensation cost of RMB31.6 million (US$4.5 million) were recognized as costs or expenses in the consolidated statements of comprehensive income/(loss) of 2019.

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

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended December 31, 2017, 2018 and 2019. Refer to Note 17 for details of the Group’s tax positions.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(aa) Employee social security and welfare benefits

The Company’s subsidiaries and consolidated VIEs in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Company’s subsidiaries and consolidated VIEs in the PRC to pay the local labor and social welfare authorities monthly contributions at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Company’s subsidiaries and consolidated VIEs in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as cost and expenses in the consolidated statements of comprehensive income/(loss) were RMB79.4 million, RMB84.3 million and RMB113.7 million (US$16.3 million) for the years ended December 31, 2017, 2018 and 2019, respectively.

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

General reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in the registered capital of the respective company. The Group has made appropriations of RMB3.3 million, RMB6.4 million and RMB1.0 million (US$0.1 million) to these funds for the years ended December 31, 2017, 2018 and 2019, respectively.

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

(ae) Dividends

Dividends are charged to retained earnings when declared. No dividends were declared for the years ended December 31, 2017 and 2018. In 2019, the Group declared a special cash dividend of US$0.1714 per ordinary share, equivalent to US$1.3712 per ADS, totaling approximately US$100 million, and had paid the dividends to shareholders in December 2019.

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

(ag) Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income is reported in the consolidated statements of comprehensive income/(loss). Accumulated other comprehensive loss or income, as presented on the Group’s consolidated balance sheets, includes the foreign currency translation adjustment and fair value remeasurement for available-for-sale debt investments. The tax effects of pre-tax changes to other comprehensive income should be recorded net against the pre-tax changes in other comprehensive income.

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

(ai) Recent accounting pronouncements

Financial Instruments-Credit Losses. In June 2016, the FASB issued ASU 2016-13 Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Group will adopt ASU 2016-13 effective January 1, 2020 on a modified retrospective basis and do not expect any material impact on the balance sheets and the consolidated statements of comprehensive income/(loss) as a result of adopting the new standard.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(ai) Recent accounting pronouncements (continued)

Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments of ASU 2018-13 test the concepts in the proposed Concepts Statement and improve the effectiveness of disclosure requirements on fair value measurement by using those concepts. This guidance is effective beginning after December 15, 2019, including interim periods within that fiscal year. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted upon issuance of this Update. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this Update and delay adoption of the additional disclosures until their effective date. The Group is currently evaluating the impact and does not expect it to have a significant impact on its consolidated financial statements and related disclosures.

Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. Current GAAP provides a private company with an accounting alternative not to apply VIE guidance to leasing arrangements with entities under common control if certain criteria are met. The amendments expand the accounting alternative to include all private company common control arrangements if the common control parent and the legal entity being evaluated for consolidation are not public business entities. The amendments for determining whether a decision-making fee is a variable interest require reporting entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety (as currently required in GAAP). This guidance is effective beginning after December 15, 2019, including interim periods within that fiscal year. All entities are required to apply the amendments retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. Early adoption is permitted. The Group is currently evaluating the impact that the standard and does not expect it to have a significant impact on its consolidated financial statements and related disclosures.

3.  Certain Risks and Concentration

(a) Major customers

A significant portion of the Group’s MVAS is generated through and from China Mobile (“CMCC”), which is also a related party as CMCC is a shareholder of Phoenix TV. CMCC is a major mobile network operator in the PRC. It provides billing, collection and transmission services related to the paid services offered by most of the wireless service and content providers in the PRC. The revenues generated through and from CMCC for the years ended December 31, 2017, 2018 and 2019 were RMB172.2 million, RMB113.9 million and RMB94.5 million (US$13.6 million), respectively, which accounted for 10.9%, 8.3% and 6.2% of the respective years’ total revenues.

The amounts due from CMCC as of December 31, 2018 and 2019 were RMB59.9 million and RMB46.1 million (US$6.6 million), respectively, which is included on the consolidated balance sheets as “Amounts due from related parties”. Except for CMCC as discussed above, there is no customer with revenues or receivables over 10% of total revenues or total accounts receivable, net and due from related parties, respectively.

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

(d) PRC regulations

The Group is exposed to certain macro-economic and regulatory risks and uncertainties in the Chinese market. These uncertainties affect the ability of the Group to provide online advertising, mobile and Internet related services through Contractual Arrangements in the PRC since these industries remains highly regulated. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate these industries. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws and the Group’s legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Group’s ability to conduct business in the PRC. The PRC government may also require the Group to restructure its operations entirely if it finds that its Contractual Arrangements do not comply with applicable laws and regulations. It is unclear how a restructuring could impact the Group’s business and operating results, as the PRC government has not yet found any such Contractual Arrangements to be in noncompliance. However, any such restructuring may cause significant disruption to the Group’s business operations.

In addition, the Group is required to obtain certain licenses to operate the Internet information services. As of the date of the annual report, the Group is in the process of applying for licenses for the certain operations of the businesses, including an Internet audio-visual program transmission license and an Internet news license. In 2019, approximately 88.9% of the Group’s total revenues were derived from business related to the above licenses. Without these licenses, the PRC government may order the Group to cease its services, which may cause significant disruption to the Group’s business operations.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

4.  Acquisition

Acquisition of Yitian Xindong

In December 2018, the Group entered into an agreement with Telling Telecommunication Co., Ltd. (“Telling Telecom”), the sole shareholder of Yitian Xindong, to acquire 25.5% equity interest in Yitian Xindong (the “Acquisition”) for an aggregate purchase consideration of RMB144.1 million, subject to certain price adjustment mechanisms based on Yitian Xindong’s operating and financial performance in 2019 and 2020 (the “Performance Targets”). If any of Yitian Xindong’s Performance Targets in either 2019 or 2020 is not met, Telling Telecom will return part of the purchase consideration to the Group, which resulted in the recognition of a financial assets derived from the contingent returnable consideration. Yitian Xindong owns the Tadu APPs, which include but are not limited to Tadu Literature Application (“塔读文学”).

Concurrently, Telling Telecom also transferred another 25.5% equity interest in Yitian Xindong to Shenzhen Bingruixin Technology Co., Ltd. (“Bingruixin”), a third party, Bingruixin granted an option that allowed the Group to acquire the 25.5% equity interest from Bingruixin for RMB144.1 million before March 15, 2019, subject to the above mentioned same price adjustment mechanisms based on Yitian Xindong’s operating and financial performance in 2019 and 2020 (the “Call Option”). Concurrent with the Acquisition, Bingruixin agreed to entrust voting rights with respect to the 25.5% equity interest in Yitian Xindong to the Group (the “Voting Rights Entrustment”) from December 28, 2018 to March 15, 2019. Because of the Voting Rights Entrustment, the Group concluded that it gained control over Yitian Xindong and consolidated Yitian Xindong upon completion of the Acquisition.

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

The allocation of the purchase price as of the date of acquisition was summarized as follows (in thousands):

	Amount RMB	Amortization Period
Purchase consideration	144,100
Net assets acquired, excluding intangible assets and the related deferred tax (Note a)	21,803
Deferred tax assets	8,576
Less: valuation allowance	(8,576)
Amortizable intangible assets
—User base	5,100	0.8 year
—Trademark and domain name	38,300	10 years
—Licensed copyrights of reading content	49,200	Not exceeding 3 years, with a weighted-average amortization period of 2.34 years
Goodwill (Note b)	338,288
Financial assets — contingent returnable consideration (Note c)	18,211
Deferred tax liabilities (Note d)	(7,390)
Noncontrolling interests	(319,412)
Total	144,100

Note:

(a)	Net assets acquired included cash and cash equivalents with an amount of RMB10.9 million (US$1.6 million).
(b)

Goodwill arising from this acquisition was attributable to the synergies between Yitian Xindong and the Group’s multiple business streams. The goodwill recognized was not expected to be deductible for income tax purpose.

(c)

The financial assets represented the fair value of the Group’s right to receive the contingent returnable consideration, subject to certain price adjustment mechanisms based on Yitian Xindong’s operating and financial performance in 2019 and 2020.

(d)	Deferred tax liabilities represented the tax effect of the amortizable intangible assets from the Acquisition.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

4.  Acquisition (Continued)

Acquisition of Yitian Xindong (continued)

As of December 31, 2018, the Group had paid RMB73.0 million in cash for the Acquisition and the remaining consideration of RMB71.1 million was paid within six months after the Acquisition. The Group had also received deposits of RMB14.2 million from Telling Telecom for the price adjustment mechanisms mentioned above as of December 31, 2018, which was RMB16.7 million (US$2.4 million) as of December 31, 2019. See Note 14.

Neither the results of operations since the acquisition dates nor the pro forma results of operations of Yitian Xindong were presented because the effects of the business combination were not significant to the Company’s consolidated results of operations.

On March 1, 2019, the Group exercised the Call Option and acquired another 25.5% equity interest in Yitian Xindong from Bingruixin with a consideration of RMB144.1 million (US$20.7 million). As a result, the Group currently holds 51.0% equity interest in and a 51.0% voting rights of Yitian Xindong and continues to consolidate Yitian Xindong’s financial statements. As this transaction only leads to an increase in the Group’s ownership interest in Yitian Xindong and the Group retains its controlling financial interest in Yitian Xindong, this acquisition of a noncontrolling interest was accounted for as equity transactions, resulting in a decrease in noncontrolling interest of RMB124.2 million (US$17.8 million) and no gain or loss recognized in the consolidated statements of comprehensive income/(loss) during the year ended December 31, 2019.

The revenues of Yitian Xindong for the year ended December 31, 2019 were RMB204.0 million (US$29.3 million) and the net income of Yitian Xindong for the year ended December 31, 2019 were RMB2.5 million (US$0.4 million), which should mean that Yitian Xindong’s Performance Targets in 2019 as specified in the Group’s agreement with Telling Telecom in connection with its acquisition of Yitian Xindong were not met and the Group should have the right to receive a contingent returnable consideration of RMB170.6 million (US$24.5 million) from Telling Telecom. However, based on current communication with Telling Telecom, the Group estimated that the probability of successfully collecting the contingent returnable consideration of RMB170.6 million would be 60% as there were still some disputes between Telling Telecom and the Group, and as a result, the fair value of the Group’s right to receive the contingent returnable consideration as of December 31, 2019 were RMB98.5 million (US$14.1 million), with the changes in fair value of RMB62.1 million (US$8.9 million) recognized in the consolidated statements of comprehensive income/(loss) of the year ended December 31, 2019. As of December 31, 2018 and 2019, the fair values of the contingent returnable consideration were RMB18.2 million and RMB98.5 million (US$14.1 million), respectively, recorded as prepayments and other current assets in the consolidated balance sheets. See note 6.

Acquisition of Tianbo in 2019

The Group holds a 50% equity interest in Tianbo. Before April 1, 2019, as the Group had significant influence over financial and operating decision-making of Tianbo, it accounted for the 50% equity interest in Tianbo by using the equity method of accounting. On April 1, 2019, the Group obtained control over Tianbo and started consolidating Tianbo from April 1, 2019, as the Group and other shareholders of Tianbo agreed to make certain revisions to the articles of association of Tianbo, which granted the Group the voting power to decide Tianbo’s significant financial and operating decisions at both the shareholder level and the board level, to accelerate the development of its real estate vertical and to further bolster the development of the Group’s real estate vertical and to create more synergies on Tianbo’s new business, with the equity interest in Tianbo of 50% unchanged. At the same time, the Group agreed with other shareholders of Tianbo and would provide free advertising resources to Tianbo as consideration to gain control over Tianbo with a fair value of RMB5.9 million (US$0.8 million), estimated by management after considering an independent appraisal performed by a reputable valuation firm. The previously held equity interest in Tianbo was remeasured at fair value of RMB17.0 million (US$2.4 million) on the date of acquisition and a gain on remeasurement of RMB0.5 million (US$0.07 million) was recognized in the consolidated statements of comprehensive income/(loss).

Phoenix New Media Limited

Notes to Consolidated Financial Statements

4.  Acquisition (Continued)

Acquisition of Tianbo in 2019 (continued)

The allocation of the purchase price as of the date of acquisition is summarized as follows (in thousands):

Amount RMB
Non-cash consideration	5,900
Fair value of previously held equity interests in Tianbo	17,012
Total purchase consideration	22,912
Net assets acquired (Note a)	17,138
Goodwill	22,786
Noncontrolling interests	(17,012)
Total	22,912

Note:

(a)

Net assets acquired included cash, cash equivalents and restricted cash with an amount of RMB175.5 million (US$25.2 million). There were no material amortizable intangible assets (e.g. trademark and domain names, customer relationship) identified and recognized as Tianbo has no independent trademark and domain name or exclusive service agreement signed between Tianbo and its customers.

Goodwill, which is non-deductible for tax purposes, is primarily attributable to the synergies expected to be achieved from the acquisition.

Tianbo contributed revenues of RMB248.5 million (US$35.7 million) and earnings of RMB19.6 million (US$2.8 million) to the Group for the period from April 1, 2019 to December 31, 2019. The following unaudited pro forma summary presents consolidated information of the Group as if the business combination had occurred on January 1, 2018 (in thousands):

	Pro Forma Year Ended December 31,
	2018	2019
	RMB	RMB
	(unaudited)	(unaudited)
Revenue	1,579,211	1,566,245
Net (loss)/income attributable to Phoenix New Media Limited	(50,577)	731,007

The Group did not have any material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.

The valuations used in the purchase price allocation described above were determined by the Group with the assistance of an independent third-party valuation firm. The valuations considered generally accepted valuation methodologies such as the income, market and cost approaches. As the acquirees are both private companies, the fair value estimates of previously held equity interests or noncontrolling interests are based on significant inputs considered by market participants which mainly include (a) discount rate, (b) projected terminal value based on future cash flow (c) financial multiple of companies in the same industry and (d) adjustment for lack of control or lack of marketability.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

5.  Accounts Receivable, Net

The following table sets out the balance of accounts receivable as of December 31, 2018 and 2019 (in thousands):

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Accounts receivable, gross	562,797	757,158	108,759
Allowance for doubtful accounts	(78,684)	(118,886)	(17,077)
Accounts receivable, net	484,113	638,272	91,682

The following table presents the movement of the allowance for doubtful accounts (in thousands):

	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Balance as of January 1,	91,348	65,454	78,684	11,302
Additional provision/(reversal) charged to bad debt expenses, net	(9,137)	22,473	43,932	6,311
Write-off of bad debt provision	(16,757)	(9,243)	(3,730)	(536)
Balance as of December 31,	65,454	78,684	118,886	17,077

The reversal of RMB9.1 million bad debt expenses in 2017 were mainly caused by the collection of previously fully-reserved receivables of RMB25.4 million, and partially offset by the addition of new bad debt provision of RMB16.3 million.

6.  Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets (in thousands):

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Prepaid rental and deposits	2,799	12,737	1,830
Prepayments to suppliers and other business related expenses	60,548	34,316	4,929
Receivables related to exercise of employee options	4,101	4,003	575
Costs to fulfill contracts with customers	157	1,686	242
Financial assets — contingent returnable consideration (Note 4)	18,211	98,473	14,145
Long-term receivable from an unrelated party due within one year	—	6,500	934
Others	3,147	5,153	739
Total	88,963	162,868	23,394

Prepayments to suppliers and other business related expenses mainly consist of business related staff advances, in-house produced content costs and the Group’s prepaid content licenses fee to third-party content suppliers for the rights to access and present on the Group’s website the content produced by these suppliers during a certain period. These content licenses generally have a license period of one to three years, and are amortized over the license period on a straight-line basis. The portion of the prepaid content license costs that relates to the license period for more than 12 months from the balance sheet date is classified as other non-current assets. The long-term receivable from an unrelated party represented a two-year loan granted to the unrelated party with an interest rate of 10.0%, which was due within one year.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

7.  Property and Equipment, Net

The following is a summary of property and equipment, net (in thousands):

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Computers, equipment and furniture	199,591	218,284	31,355
Motor vehicles	5,971	6,100	876
Leasehold improvements	38,821	42,408	6,092
Total	244,383	266,792	38,323
Less: accumulated depreciation	(148,752)	(165,142)	(23,722)
Net book value	95,631	101,650	14,601

Depreciation expenses for the years ended December 31, 2017, 2018 and 2019 were RMB32.2 million, RMB29.4 million and RMB35.6 million (US$5.1 million), respectively.

8.  Intangible Assets, Net

The following table summarizes the Group’s intangible assets, net (in thousands):

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Computer software	23,233	20,653	2,967
License and licensed games	7,899	132	19
User base	5,100	5,100	733
Licensed copyrights of reading content	49,200	89,084	12,796
Audio content	—	9,639	1,385
Trademark and domain names	38,354	38,354	5,509
Total	123,786	162,962	23,409
Less: accumulated amortization	(24,035)	(58,082)	(8,344)
accumulated impairment	(2,303)	(5,600)	(804)
Net book value	97,448	99,280	14,261

Amortization expenses for the years ended December 31, 2017, 2018 and 2019 were RMB3.4 million, RMB3.1 million and RMB41.8 million (US$6.0 million), respectively. Based on the current amount of intangible assets subject to amortization, the estimated amortization expenses for each of the following five years are as follows: 2020: RMB30.1 million, 2021: RMB21.8 million, 2022 RMB17.3 million, 2023: RMB12.7 million and 2024: RMB7.7 million.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

9.  Available-for-sale Debt Investments

Investments in Particle

The Company held Series B, Series C and Series D1 convertible redeemable preferred shares of Particle Inc. (“Particle”), which had been accounted for as available-for-sale debt investments. As of December 31, 2018, the fair values of available-for-sale debt investments in Particle were RMB1,959.5 million, which represented approximately 37.63% equity interest of Particle on an as-if converted basis.

The Company has determined that its investments in Series B, Series C and Series D1 convertible redeemable preferred shares of Particle are not considered in-substance common stock but considered debt securities as the preferred shares of Particle are redeemable at the option of the Company and are therefore not within the scope of ASC 323 Equity Method and Joint Ventures. The Company’s investments in Series B, Series C and Series D1 convertible redeemable preferred shares of Particle are classified as available-for-sale debt investments and reported at fair value, which is estimated by management after considering valuation reports prepared by a reputable and independent appraisal firm on a recurring basis. Refer to Note 21 for details.

The Company entered into a share purchase agreement (the “SPA”) with Run Liang Tai Management Limited, or Run Liang Tai, and its designated entities (the “Proposed Buyers”) on March 22, 2019 and entered into a supplemental agreement (the “Supplemental Agreement”) to the SPA on July 23, 2019 for its proposed sale of 34% equity interest of Particle on an as-if converted basis (the “Proposed Transaction”). Prior to this transaction, the Company owned 37.63% equity interest of Particle on an as-if converted basis. According to the Supplemental Agreement, the Company agreed to increase the total number of shares of Particle to be transferred to the Proposed Buyers from 199,866,509 shares to 212,358,165 shares while the total purchase price would remain unchanged at US$448 million. In addition, the Company agreed that the Proposed Buyers may pay the purchase price in several installments and deliver the preferred shares of Particle to the Proposed Buyers in batches. In November 2019, the Company transferred the first batch of 94,802,752 preferred shares of Particle to the Proposed Buyers, corresponding to US$200 million of consideration fully received before August 10, 2019, and recognized a gain on disposal of available-for-sale debt investments of RMB1,001.2 million (US$143.8 million) in the consolidated statements of comprehensive income/(loss). The Company has received a further deposit of US$50 million in October 2019 for the second batch preferred shares of Particle to be delivered to the Proposed Buyers in or before August 2020, which was presented as deposits in relation to future disposal of investment in Particle in the Group’s consolidated balance sheets as of December 31, 2019. Meanwhile, the Company has recognized a liability of RMB16.0 million (US$2.3 million) representing the forward contract in relation to future disposal of investments in Particle in the Group’s consolidated balance sheets as of December 31, 2019.

As of December 31, 2019, the fair values of available-for-sale debt investments in Particle were RMB2,012.5 million (US$289.1 million), which represented approximately 20.21% equity interest of Particle on an as-if converted basis, which reflected the completion of the issuance of additional shares under Particle's share incentive plan.

Investments in Fengyi Technology

In December 2018, the Group acquired 40% equity interest of Henan Fengyi Feiyang Network Technology Limited (“Fengyi Technology”) with a consideration of RMB2.0 million. Fengyi Technology mainly engages in advertising service in China. As the investment in Fengyi Technology is redeemable at the option of the Group, it is not considered in-substance common stock but considered debt securities. The Group’s investment in Fengyi Technology is classified as available-for-sale debt investments and reported at fair value. As of December 31, 2018 and 2019, the fair value of investment in Fengyi Technology was RMB2.0 million, and RMB2.0 million (US$0.3 million), respectively.

As the Group does not expect to sell or redeem the investments mentioned above within one year, the available-for-sale debt investments are classified as long-term available-for-sale debt investments. Total unrealized gains on available-for-sale debt investments recorded in accumulated other comprehensive income excluding tax effect were RMB1,323.6 million and RMB1,615.1 million (US$232.0 million) as of December 31, 2018 and 2019, respectively. The total fair value of available-for-sale debt investments were RMB1,961.5 million and RMB2,014.5 million (US$289.4 million) as of December 31, 2018 and 2019, respectively (see Note 21).

Phoenix New Media Limited

Notes to Consolidated Financial Statements

10. Equity Investments

Equity method investments

The Group applies the equity method of accounting to account for its equity investments in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control.

The Group holds 50% equity interest in Tianbo. Before April 1, 2019, as the Group had significant influence over financial and operating decision-making of Tianbo, it accounted for the 50% equity interest in Tianbo by using the equity method of accounting. As of December 31, 2018, the carrying values of equity investment in Tianbo were RMB20.5 million. In April 2019, the Group obtained control over financial and operation decision-making of Tianbo and could consolidate Tianbo (see Note 4). Therefore, Tianbo has been a subsidiary of the Company’s VIE since April 1, 2019.

Despite holding 100% ordinary shares of Phoenix FM Limited (“Phoenix FM”), the Company accounts for its investment in Phoenix FM as an equity investment since the Company did not control Phoenix FM due to substantive participating rights that have been provided to IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P., who invested in preferred shares of Phoenix FM. The Group had fully written down the whole investment in Phoenix FM in 2015.

The Group holds 31.54% equity interest of Shenzhenshi Fenghuang Jingcai Network Technology Co., Ltd. (“Fenghuang Jingcai”). Since March 2015, Fenghuang Jingcai had suspended all of its online lottery ticket distribution businesses, in response to the Notice related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales, or the Self-Inspection Notice, which was jointly promulgated by the Ministry of Finance, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China. The Group assessed that the Self-Inspection Notice would have negative impact on the cash flows and operating results of Fenghuang Jingcai, and that the carrying value of its equity investments in Fenghuang Jingcai might not be fully recoverable. As a result, the Group had fully written down the whole investment in Fenghuang Jingcai in 2015. As of December 31, 2019, there has been no change to the Self-Inspection Notice.

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

The Group summaries the condensed financial information of the Group’s equity method investments as a group below in accordance with Rule 4-08 of Regulation S-X (in thousands):

	For the Years Ended December 31,
	2017	2018	2019*	2019
	RMB	RMB	RMB	US$
Operating data:
Revenues	171,335	220,656	37,987	5,456
Gross profit	101,424	140,701	25,874	3,717
Net income/(loss)	2,562	1,747	(21,583)	(3,100)
Net income/(loss) attributable to the equity method investees	2,562	577	(21,442)	(3,080)
PNM’s share of net income/(loss)	6,796	5,352	(3,968)	(570)

* Tianbo has been a subsidiary of the Company’s VIE and no longer an equity method investee since April 1, 2019. The operating data here only included the data of Tianbo from January 1, 2019 to March 31, 2019.

	As of December 31,
	2018	2019*	2019
	RMB	RMB	US$
Balance sheet data:
Current assets	249,386	3,251	467
Non-current assets	20,428	17	2
Current liabilities	286,695	59,685	8,573

* Tianbo has been a subsidiary of the Company’s VIE and no longer an equity method investee since April 1, 2019. The balance sheet data here did not include the data of Tianbo as of December 31, 2019.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

10.  Equity Investments (Continued)

Other equity investments

The Group holds 4.69% equity interest of Beijing Phoenix Lilita Information Technology Co., Ltd. (“Lilita”). Lilita is principally engaged in P2P lending and reward-based crowd-funding businesses. Based on the other-than-temporary impairment assessment on equity investments, the Group had fully written down the whole investment in Lilita of RMB0.5 million in 2017.

The Group holds 0.3% equity interest of Lifeix Inc. (“Lifeix”), which had been fully impaired in 2015. Lifeix is the operator of the life station websites L99.com and Lifeix.com.

In August 2017, the Group acquired 8% equity interest of Shenzhenshi Kuailai Technology Co., Ltd. (“Kuailai”) with a consideration of RMB0.2 million. Kuailai operates Xunhutai, a life-style information application in China. As of December 31, 2019, the carrying value of equity investment in Kuailai was RMB0.2 million (US$0.03 million).

In November 2018, the Group acquired 10% equity interest of Yitong Technology (Hangzhou) Limited (“Yitong Technology”) by investing in newly issued shares of Yitong Technology with a total consideration of RMB13.0 million, of which RMB6.5 million and RMB6.5 million (US$0.9 million) was paid in December 2018 and February 2019, respectively. Yitong Technology mainly engages in big data application development and operation in China. As the Group’s equity investment in Yitong Technology has preferred liquidation rights, it is not considered as in-substance common stock, and should be measured at fair value, with changes in the fair value recognized through net income/(loss). As the investments in Yitong Technology lack readily determinable fair values, the Group elects to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. As of December 31, 2018 and 2019, the carrying value of equity investment in Yitong Technology was RMB13.0 million and RMB13.0 million (US$1.9 million), respectively.

11.  Convertible Loans Due from a Related Party

In 2016, the Company granted an unsecured short-term loan to Particle with a principal amount of US$14.8 million at an interest rate of 4.35% per annum, whose term had been extended several times to twenty-four months. The Company had the right to convert, at the Company’s option, all or a portion of the loan (including principal and interests) into Series D1 preferred shares to be issued by Particle on or before maturity date at a conversion price of US$1.071803 per share. In August 2018, the Company assigned to Long De the Company’s rights under the loan with an assignment consideration of approximately US$17.0 million, and recognized a gain on disposal of convertible loans due from a related party of US$1.5 million (RMB10.6 million) in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2018.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

12.  Goodwill

The changes in the carrying amount of goodwill are follows:

	Yitian Xindong Business	Tianbo Business	Total
	RMB	RMB	RMB
Balance as of December 31, 2017	—	—	—
Goodwill acquired	338,288	—	338,288
Balance as of December 31, 2018	338,288	—	338,288
Goodwill acquired	—	22,786	22,786
Balance as of December 31, 2019	338,288	22,786	361,074

The Group first applied the qualitative assessment and then performed the goodwill impairment test by quantitatively comparing the fair values of the reporting unit to its carrying amounts. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. There was no impairment charge recognized for any of the periods presented.

13.  Other Non-Current Assets

The following is a summary of other non-current assets (in thousands):

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Rental deposits	8,355	8,330	1,197
Non-current portion of prepayments to suppliers and other business related expenses	9,099	8,698	1,249
Long-term receivable from an unrelated party	6,000	—	—
Others	—	2,831	407
Total	23,454	19,859	2,853

The long-term receivable from an unrelated party represented a two-year loan granted to the unrelated party with an interest rate of 10.0%, which would be due in March 2020 and has been reclassified into prepayments and other current assets as of December 31, 2019.

14.  Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities are comprised of (in thousands):

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Deposits from advertising agencies and customers	13,760	16,029	2,302
Accrued professional fees	7,059	7,869	1,130
Advertising and promotion expenses payables and accruals	83,805	73,533	10,562
General operating expenses payables and accruals	36,955	71,350	10,249
Consideration to be paid for acquisition of Yitian Xindong (Note 4)	71,100	—	—
Deposits from original investor of Yitian Xindong (Note 4)	14,200	16,700	2,399
Deposits from individual property buyers	—	83,131	11,941
Forward contract in relation to future disposal of investments in Particle (Note 9)	—	15,988	2,297
Others	449	8,841	1,270
Total	227,328	293,441	42,150

Phoenix New Media Limited

Notes to Consolidated Financial Statements

14.  Accrued Expenses and Other Current Liabilities (Continued)

As the agent of real estate developers, the Group sells individual property buyers coupons issued by real estate developers that enable them to purchase specified properties from real estate developers at a discounted price. Coupons purchase price are collected initially by the Group upfront from the property buyers, and subsequently, the coupon purchase price will be remitted to the real estate developers when property buyers use the coupons to purchase the specified properties, or will be refunded to property buyers if they decide not to buy. The coupons purchase price paid by the property buyers are recorded in accrued expenses and other current liabilities in the Group's consolidated balance sheets.

15.  Short-term Bank Loans

In March 2018, the Group entered into a loan facility agreement with Hang Seng Bank. According to this facility, the Group was authorized bank loans with an aggregate principal amount of US$47.0 million or its equivalent in HKD or RMB and with maturity of twelve months, which would be required to be secured by RMB deposits in an onshore branch of Hang Seng Bank. The loans would be repayable on demand and bear interest rate of London Inter-Bank Offered Rate (“LIBOR”) plus 1.2% per annum. The Group obtained US$23.0 million short-term secured bank loan in March 2018 and US$16.0 million short-term secured bank loan in May 2018, both with maturity of twelve months under this facility. In 2019, the Group repaid all the short-term secured bank loans.

As of December 31, 2018 and 2019, the Group had total short-term bank loans of US$39.0 million (RMB267.7 million) and nil from Hang Seng Bank, respectively, and the short-term bank loans were secured by bank deposits of RMB269.6 million and nil, respectively. The pledged deposits were classified as restricted cash on the consolidated balance sheets.

16.  Cost of Revenues

The cost of revenues is as follows (in thousands):

	For the Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Revenue sharing fees	72,613	47,539	59,672	8,571
Content and operational costs	466,379	491,868	648,195	93,108
Bandwidth costs	55,050	57,141	60,435	8,681
Sales taxes and related surcharges (Note 2(t))	133,155	—	—	—
Total	727,197	596,548	768,302	110,360

17.  Income Taxes

Income Tax Expense and Effective Tax Rate

The provisions for income tax expense are summarized as follows (in thousands):

	For the Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Current tax expense	20,936	19,819	23,218	3,336
Deferred tax (benefit)/expense	(6,153)	286	(2,977)	(428)
Income tax expense	14,783	20,105	20,241	2,908

Phoenix New Media Limited

Notes to Consolidated Financial Statements

17.  Income Taxes (Continued)

The components of income before tax and income tax expense for PRC and non-PRC operations are as follows (in thousands):

	For the Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Income/(loss) arising from PRC operations	104,208	(43,009)	(214,743)	(30,846)
(Loss)/income arising from non-PRC operations	(55,001)	(2,498)	958,986	137,750
Income/(loss) before tax	49,207	(45,507)	744,243	106,904
Income tax expense relating to PRC operations	14,739	20,129	20,243	2,908
Income tax expense/(benefit) relating to non-PRC operations	44	(24)	(2)	(0.3)
Income tax expense	14,783	20,105	20,241	2,908
Effective tax rate for PRC operations	14.1%	(46.8)%	(9.4)%	(9.4)%

Cayman Islands (“Cayman”)

Under the relevant current laws of the Cayman Islands, corporate income, capital gains or other direct taxes are not imposed on corporations in the Cayman Islands. In addition, dividend payments are not subject to withholding taxes in the Cayman Islands. The Company recognized a gain on disposal of available-for-sale debt investments of RMB1,001.2 million (US$143.8 million) in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2019, which was not subject to any corporate income or capital gains taxes under the current laws of the Cayman Islands.

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

Fenghuang On-line had been qualified as an HNTE in November 2014 and August 2017, respectively, and was entitled to a preferential tax rate of 15%. Therefore, Fenghuang On-line was subject to a 15% income tax rate for the years from 2017 to 2019.

Tianying Jiuzhou resubmitted applications for qualification and was approved as an HNTE in 2014 and 2017, respectively, and therefore, Tianying Jiuzhou was subject to a 15% income tax rate from 2017 to 2019.

In 2012, Fenghuang Yutian was qualified as a Software Enterprise. As 2013 was the first year Fenghuang Yutian generated taxable profit, it was exempted from income taxes for the years 2013 and 2014, and was subject to a 12.5% income tax rate from 2015 to 2017. In 2017, Fenghuang Yutian had been qualified as an HNTE, and therefore Fenghuang Yutian was subject to a 15% income tax rate in 2018 and 2019.

In 2016, Fenghuang Borui was qualified as a Software Enterprise. As 2016 was the first year Fenghuang Borui generated taxable profit, it was exempted from income taxes for the years 2016 and 2017, and was subject to a 12.5% income tax rate in 2018 and 2019.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

17.  Income Taxes (Continued)

Yitian Xindong was qualified as an HNTE in November 2018, and was entitled to a preferential tax rate of 15%. Therefore, Yitian Xindong was subject to a 15% income tax rate in 2018 and 2019.

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

The PRC subsidiaries, VIEs and subsidiaries of VIEs have not paid dividends in the past and do not have any present plans to declare and pay any dividends on the Company’s ordinary shares or ADSs in the near future and the Group currently intends to retain most, if not all, of its available funds and any future earnings to operate and expand the business. Accordingly, the Company does not intend to have its PRC subsidiaries distribute any undistributed profits of such subsidiaries to their direct overseas parent companies, but rather intends that such profits will be permanently reinvested in such subsidiaries to further expand their business in the PRC. As of December 31, 2019, the Company did not record any withholding tax on the retained earnings of its foreign invested enterprises in the PRC. Aggregate undistributed earnings of the Group’s entities located in the PRC that were available for distribution to the Company as of December 31, 2018 and 2019 were approximately RMB1,052.2 million and RMB820.1 million (US$117.8 million), respectively. The amounts of the unrecognized deferred tax liability on the permanently reinvested earnings were RMB105.2 million and RMB82.0 million (US$11.8 million) as of December 31, 2018 and 2019, respectively.

Withholding Tax on gain from the disposal of available-for-sale debt investments in Particle

The Company is subject to PRC withholding tax of 10% on the gain recognized from the disposal of available-for-sale debt investments in Particle , with any relevant tax adjustments if applicable, as regulated by the Public Notice on Several Issues regarding Enterprise Income Tax for Indirect Property Transfer by Non-resident Enterprises, or SAT Circular 7, issued on February 3, 2015, and the Public Notice Regarding Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Public Notice 37, issued on October 17, 2017.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

17.  Income Taxes (Continued)

Reconciliation of the Differences between Statutory Tax Rate and the Effective Tax Rate for PRC Operations

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for PRC operations for the years ended December 31, 2017, 2018 and 2019 is as follows:

	For the Years Ended December 31,
	2017	2018	2019
	%	%	%
Statutory income tax rate	25.0	25.0	25.0
Permanent differences*	(10.1)	46.2	18.0
Change in valuation allowance	2.9	(77.2)	(33.0)
Effect of preferential tax treatment	(6.6)	(37.5)	(18.7)
Uncertain tax positions	2.9	(3.3)	(0.7)
Effective income tax rate	14.1	(46.8)	(9.4)

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

The combined effects of the income tax exemption and other preferential tax treatment available to the Group are as follows (in thousands, except per share data):

	For the Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Effect of preferential tax treatment	6,836	(16,128)	(40,054)	(5,753)
Basic net income/(loss) per share effect	0.01	(0.03)	(0.07)	(0.01)

Deferred Tax Assets and Liabilities

The tax effects of temporary differences that give rise to the deferred tax assets and liabilities balances as of December 31, 2018 and 2019 are as follows (in thousands):

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Deferred tax assets:
Provision of allowance for doubtful accounts	21,431	31,240	4,487
Accrued payroll and expenses and others	25,576	32,849	4,720
Net operating loss carryforward	69,150	136,503	19,607
Less: valuation allowance	(55,997)	(126,904)	(18,229)
Total deferred tax assets, net	60,160	73,688	10,585

Phoenix New Media Limited

Notes to Consolidated Financial Statements

17.  Income Taxes (Continued)

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Deferred tax liabilities:
Unrealized holding gain of available-for-sale debt investments*	132,272	190,830	27,412
Amortizable intangible assets from acquisition of a subsidiary	7,376	5,668	814
Others	1,312	1,312	188
Total deferred tax liabilities	140,960	197,810	28,414

*The Company recognized a deferred tax liability of RMB132.3 million and RMB190.8 million (US$27.4 million) for the unrealized holding gain of available-for-sale debt investments in Particle, as of December 31, 2018 and 2019, respectively, which was recorded net against the pre-tax changes in other comprehensive income.

As of December 31, 2019, the Group had net operating loss of approximately RMB827.4 million (US$118.8 million), which can be carried forward to offset future taxable income. Net operating loss carry forward of RMB29.0 million, RMB67.3 million, RMB69.7 million, RMB222.3 million and RMB439.1 million will expire in 2020, 2021, 2022, 2023 and 2024, respectively, if not utilized.

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

The following table sets forth the movement of the valuation allowance for deferred tax assets (in thousands):

	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Balance as of January 1,	11,402	14,208	55,997	8,043
Additions	6,164	37,584	70,709	10,158
Increase from an acquired subsidiary	—	8,576	997	143
Reversals	(3,358)	(4,371)	(799)	(115)
Balance as of December 31,	14,208	55,997	126,904	18,229

As valuation allowance had been recognized for most of the increased net operating loss carry forward incurred in 2019 because it was more likely than not that such deferred tax assets will not be realized based on the Group’s estimate of its future taxable income, there was an addition of RMB70.7 million (US$10.2 million) in valuation allowance in 2019.

Uncertain Tax Positions

A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax positions is as follows (in thousands):

	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Balance as of January 1,	21,723	24,714	26,131	3,753
Increase related to current year tax positions	2,991	1,417	1,481	213
Balance as of December 31,	24,714	26,131	27,612	3,966

The Group did not accrue any potential penalties and interest related to these uncertain tax positions for all years presented on the basis that the likelihood of penalties and interest being charged is not considered to be probable.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

17.  Income Taxes (Continued)

The amounts of uncertain tax positions listed above are based on the recognition and measurement criteria of ASC 740. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Group will record additional tax expense or tax benefit in the period in which such resolution occurs. The Group does not expect changes in uncertain tax positions recognized as of December 31, 2019 to be material in the next twelve months. In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2015 to 2019 remain subject to examination by tax authorities. There are no ongoing examinations by tax authorities as of December 31, 2019.

18.  Ordinary Shares

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

As of December 31, 2018, there were 264,824,592 and 317,325,360 Class A and Class B ordinary shares issued and outstanding, respectively. As of December 31, 2019, there were 264,998,965 and 317,325,360 Class A and Class B ordinary shares issued and outstanding, respectively.

19.  Share-based Compensation

Share-based compensation recognized in costs and expenses for the years ended December 31, 2017, 2018 and 2019 are as follows (in thousands):

	For the Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Cost of revenues	5,017	3,750	6,830	981
Sales and marketing expenses	1,877	2,360	1,643	236
General and administrative expenses	10,796	5,072	9,025	1,296
Technology and product development expenses	3,162	2,807	2,723	392
Total	20,852	13,989	20,221	2,905

The Group recognized share-based compensation, net of estimated forfeitures, on a graded-vesting basis over the vesting term of the awards. There was no income tax benefit recognized in the consolidated statements of comprehensive income/(loss) for share-based compensation and the Group did not capitalize any of the share-based compensation as part of the cost of any asset in the years ended December 31, 2017, 2018 and 2019.

For the years ended December 31, 2017, 2018 and 2019, the Group recognized share-based compensation net of forfeitures for options of RMB20.9 million, RMB14.0 million and RMB20.2 million (US$2.9 million), respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

19.  Share-based Compensation (Continued)

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

The Company accounted for an option exchange program implemented from October 21, 2016 to November 1, 2016 as option modification and recognized the total incremental share-based compensation of which RMB5.9 million, RMB1.3 million and RMB0.1 million (US$0.02 million) were recognized in the years ended December 31, 2017, 2018 and 2019, respectively.

The Company granted 1,720,000 share options to one non-employee in September 2017 for the content related consulting services provided by him, which would vest over a period of four years and expire in ten years with a grant-date fair value of US$0.4648 per share. In January 2018, the Company granted 3,314,500 share options to two non-employees for the content related consulting services provided by them, which would vest over a period of four years and expire in ten years. The share-based awards to nonemployees are accounted for based on the fair value of the consideration received or the fair value of the award issued, whichever is more reliably measurable. The Company applies the guidance in ASU 2018-07 Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting to account for share options granted to non-employees based on the grant date fair value beginning from January 1, 2019.

A summary of the Company’s share option activities for the years ended December 31, 2017, 2018 and 2019 is presented below:

		Weighted	Weighted Average
	Number of	Average	Remaining	Aggregate
	Options	Exercise Price	Contractual Life	Intrinsic Value
		US$	Years	US$ in Million
Outstanding as of January 1, 2017	44,445,135	0.43	7.1	1.8
Granted	7,255,000	0.42
Forfeited and expired	(7,319,500)	0.50
Exercised	(5,091,696)	0.37		2.1
Outstanding as of December 31, 2017	39,288,939	0.42	6.7	15.3
Granted	3,719,500	0.56
Forfeited and expired	(3,933,599)	0.47
Exercised	(4,823,106)	0.12		2.3
Outstanding as of December 31, 2018	34,251,734	0.47	6.4	—
Granted	15,794,018	0.48
Forfeited and expired	(7,128,379)	0.49
Exercised	(174,373)	0.43		0.02
Outstanding as of December 31, 2019	42,743,000	0.47	6.4	—
Exercisable as of December 31, 2019	25,806,736	0.47	4.5	—
Vested and expected to vest as of December 31, 2019	33,809,645	0.47	5.6	—

Phoenix New Media Limited

Notes to Consolidated Financial Statements

19.  Share-based Compensation (Continued)

Share Options of the Company (continued)

The aggregate intrinsic value of options outstanding, exercisable and vested and expected to vest as of December 31, 2019 was calculated as the difference between the Company’s closing stock price of US$1.97 per ADS, or US$0.25 per share as of that date, and the exercise price of the underlying options. The aggregate intrinsic value of options exercised was calculated as the difference between the market value on the date of exercise and the exercise price of the underlying options.

As disclosed in Note 2(y), the Company’s share-based compensation is measured at the value of the award as calculated under the Black-Scholes option pricing model. The Company estimated the expected volatility at the date of grant based on average annualized standard deviation of the share price of comparable listed companies. The Company has no history or expectation of paying regular dividends on its ordinary shares. The Company estimated the expected term based on the vesting schedule and the exercise period of the options. Risk-free interest rates are based on the derived market yield of the U.S. Treasury securities with an estimated country-risk differential as of the valuation date. The assumptions used in determining the fair value of options granted during the years ended December 31, 2017, 2018 and 2019 are as follows:

For the Years Ended December 31,
	2017	2018	2019
Expected volatility rate	48.84%-57.06%	56.76%-57.10%	55.92%-77.98%
Expected dividend yield	—	—	—
Expected term (years)	3.13-6.16	2.50-6.16	1.00-6.16
Risk-free interest rate (per annum)	0.90%-1.92%	0.91%-2.09%	2.33%-3.12%

The weighted-average grant date fair value of options granted for the years ended December 31, 2017, 2018 and 2019 were US$0.48, US$0.48 and US$0.20, respectively.

As of December 31, 2019, there was RMB9.4 million (US$1.4 million) of unrecognized share-based compensation for options, adjusted for estimated forfeitures. The unrecognized share-based compensation is expected to be recognized over a weighted-average period of 3.2 years.

Share-based Awards of the Company’s Subsidiaries, VIEs and Subsidiaries of the VIEs

One of the Company’s subsidiaries, Fread Limited, adopted a restricted share unit scheme in March 2018 to grant a total of 2,000,000 restricted share units to employees (the “2018 Fread RSU Scheme”). As of December 31, 2018 and 2019, nil and 920,000 restricted share units of Fread Limited have been granted under the 2018 Fread RSU Scheme, respectively. For the year ended December 31, 2019, Fread Limited recognized share-based compensation net of forfeitures of RMB3.8 million (US$0.6 million).

One of the Company’s subsidiaries of VIEs, Yitian Xindong, adopted an option scheme in December 2018 (the “2018 Tadu Option Scheme”), under which Telling Telecom would grant a total of 6,750,000 options to Yitian Xindong’s employees from its previously held shares with an exercise price of RMB3 per share. In December 2018, Telling Telecom granted a total of 4,588,994 share options to Yitian Xindong’s employees, which would be vested over the requisite service period from December 28, 2018 to March 31, 2021 and expired before March 31, 2021. In June 2019, Telling Telecom granted 872,299 share options to Yitian Xindong’s employees, which would be vested over the requisite service period from June 18, 2019 to March 31, 2021 and expired before March 31, 2022. As of December 31, 2019, 2,550,203 share options would be vested only if the performance targets based on Yitian Xindong’s Performance Targets in 2019 and 2020 are achieved. As the Group assessed that it was not probable that the performance condition would be achieved, no compensation cost for the 2,550,203 share options were recognized in the years ended December 31, 2018 and 2019. The share-based compensation recognized during the 3-day period from December 29, 2018 to December 31, 2018 was immaterial. For the year ended December 31, 2019, Yitian Xindong recognized share-based compensation net of forfeitures of RMB8.4 million (US$1.2 million).

Phoenix New Media Limited

Notes to Consolidated Financial Statements

20.  Segments

The Group currently operates in two principal operating segments: net advertising services and paid services. Information provided to the CODM is at the gross margin level. The Group currently does not allocate operating expenses or assets to its segments, as its CODM does not use such information to allocate resources to or evaluate the performance of the operating segments.

The following table presents summarized information by segments (in thousands):

	For the Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Revenues
Net advertising services	1,353,480	1,198,271	1,263,485	181,488
Paid services	221,612	179,108	267,577	38,435
Total revenues	1,575,092	1,377,379	1,531,062	219,923
Cost of revenues
Net advertising services	(602,945)	(517,533)	(638,160)	(91,666)
Paid services	(124,252)	(79,015)	(130,142)	(18,694)
Total cost of revenues	(727,197)	(596,548)	(768,302)	(110,360)
Gross profit
Net advertising services	750,535	680,738	625,325	89,822
Paid services	97,360	100,093	137,435	19,741
Total gross profit	847,895	780,831	762,760	109,563

21.  Fair Value Measurements

Assets and Liabilities Measured and Disclosed at Fair Value on a Recurring Basis

In accordance with ASC 820, the Group measures term deposits and short term investments, restricted cash, available-for-sale debt investments, financial assets — contingent returnable consideration and forward contract at fair value on a recurring basis.

The following table sets forth the financial instruments, measured at fair value on a recurring basis, by level within the fair value hierarchy (in thousands):

	Fair Value Measurements at Reporting Date Using
	Carrying Value on Balance Sheets	Quote Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
As of December 31, 2018:
Assets:
Term deposits and short term investments	912,594	93,398	819,196	—
Restricted cash	269,648	269,648	—	—
Available-for-sale debt investments	1,961,474	—	—	1,961,474
Financial assets — contingent returnable consideration	18,211	—	—	18,211
As of December 31, 2019:
Assets:
Term deposits and short term investments	1,271,889	488,488	783,401	—
Restricted cash	82,934	82,934	—	—
Available-for-sale debt investments	2,014,537	—	—	2,014,537
Financial assets — contingent returnable consideration	98,473	—	—	98,473
Liability:
Forward contract in relation to future disposal of investments in Particle	15,988	—	—	15,988

Phoenix New Media Limited

Notes to Consolidated Financial Statements

21.  Fair Value Measurements (Continued)

Assets and Liabilities Measured and Disclosed at Fair Value on a Recurring Basis (continued)

The following table sets forth the reconciliation of the fair value measurements of available-for-sale debt investments from January 1, 2017 to December 31, 2019 (in thousands):

Fair Value Measurements of Available-for-sale Debt Investments
RMB
Beginning balance as of January 1, 2017	939,432
Change in fair value	321,538
Currency translation adjustment	(64,640)
Ending balance as of December 31, 2017	1,196,330
Change in fair value	698,592
Currency translation adjustment	64,552
Additional investments	2,000
Ending balance as of December 31, 2018	1,961,474
Change in fair value	1,385,379
Disposal of part available-for-sale debt investments	(1,390,031)
Currency translation adjustment	57,715
Ending balance as of December 31, 2019	2,014,537

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

21.  Fair Value Measurements (Continued)

Assets and Liabilities Measured and Disclosed at Fair Value on a Recurring Basis (continued)

Restricted cash. The Group’s restricted cash represents deposits that are restricted to withdrawal or usage. The fair values of restricted cash are determined based on the pervasive interest rate in the market. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 1 of fair value measurement.

Available-for-sale debt investments. Available-for-sale debt investments mainly represent the investments of convertible redeemable preferred shares in Particle. In accordance with ASC 820, the Group measures available-for-sale debt investments at fair value on a recurring basis. The fair values of the investments in Particle were determined based on the discounted cash flow model as of December 31, 2017. As the Company entered into a binding letter of intent (the “LOI”) in February 2019, the fair values of the investments in Particle were determined based on the scenario analysis, the weighted average valuation results derived from both the discounted cash flow model and the market approach, and the probability of each scenario as of December 31, 2018. As the Company has completed delivery of the first batch of 94,802,752 preferred shares of Particle to the Proposed Buyers in 2019, the fair values of the investments in Particle as of December 31, 2019 were determined based on a valuation technique under the market approach, known as guideline company method, where financial ratios of comparable companies were analyzed to determine the value of Particle, as well as using observable transactions of Particle’s shares. The Group classifies the valuation techniques that use unobservable inputs as Level 3 of fair value measurements.

The key inputs used in valuation of available-for-sale debt investments as of December 31, 2017, 2018 and 2019 were as follow:

	As of December 31,
	2017	2018		2019
		Under the Status Quo	Under the Trade Sale
		Scenario*	Scenario**
Discount rate	23%	22.5%	17%	N/A
Lack of marketability discount (“DLOM”)	25%	20%	15%	5%
Volatility	45.3%	44.5%	44.8%	45.7%
Revenue growth rate	5.0%-93.8%	3.7%-75.8%	3.7%-75.8%	N/A
Terminal growth rate	3%	3%	3%	N/A
Control premium	N/A	N/A	30%	N/A
Probability of each scenario	N/A	60%	40%	N/A

*Under the status quo scenario, the Company would not close the transaction contemplated under the LOI, and would keep holding the investments of convertible redeemable preferred shares in Particle and maintain the status quo.

**Under the trade sale scenario, the Company would close the transaction contemplated under the LOI, and the Company would go through trade sales on the investments of convertible redeemable preferred shares in Particle.

Financial assets — contingent returnable consideration. The financial assets represented the fair value of the Group’s right to receive the contingent returnable consideration, subject to certain price adjustment mechanisms based on Yitian Xindong’s operating and financial performance in 2019 and 2020. The Group assesses the probability of whether Yitian Xindong’s operating and financial performance targets in 2019 and 2020 could be achieved at each reporting period, and adjusts the fair value of the financial assets accordingly based on its probability assessment. Inputs used in the probability assessment include future cash flows, discount rate, and the selection of probability. The fair values of these investments were categorized as Level 3 of fair value measurements. The following table sets forth the reconciliation of the fair value measurements of financial assets — contingent returnable consideration from January 1, 2018 to December 31, 2019 (in thousands):

Phoenix New Media Limited

Notes to Consolidated Financial Statements

21.  Fair Value Measurements (Continued)

Assets and Liabilities Measured and Disclosed at Fair Value on a Recurring Basis (continued)

Fair Value Measurements of Financial Assets — Contingent Returnable Consideration
RMB
Beginning balance as of January 1, 2018	—
Acquisition of Yitian Xindong	18,211
Ending balance as of December 31, 2018	18,211
Acquisition of noncontrolling interests in Yitian Xindong	18,211
Change in fair value	62,051
Ending balance as of December 31, 2019	98,473

Forward contract in relation to future disposal of investments in Particle. Forward contract in relation to future disposal of investments in Particle represented the derivative forward contract resulting from the Supplemental Agreement between the Proposed Buyers and the Company, which states the payment of the agreed-upon price in exchange for the second batch of preferred shares of Particle on or before August 10, 2020, and thus should be recognized as asset or liability and measured at fair value. The fair values of forward contract in relation to future disposal of investments in Particle were determined based on a valuation technique using inputs including fair value of the underlying assets, risk-free interest rate, term and the delivery price in the Supplemental Agreement. The Group classifies the valuation techniques that use unobservable inputs as Level 3 of fair value measurements.

Assets and Liabilities Measured and Disclosed at Fair Value on a Non-Recurring Basis

The Group’s non-financial long-lived assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired on an other-than-temporary basis. The Group uses a combination of valuation methodologies, including market and income approaches based on the Group’s best estimate to determine the fair value of these non-financial assets. Inputs used in these methodologies primarily included future cash flows, discount rate, expected volatility and the selection of comparable companies operating in similar businesses.

For equity investments without readily determinable fair values accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured to fair value. The non-recurring fair value measurements to the carrying amount of an investment usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Company. These non-recurring fair value measurements were measured as of the observable transaction dates. The valuation methodologies involved require management to use the observable transaction price at the transaction date and other unobservable inputs (level 3) such as volatility of comparable companies and probability of exit events as it relates to liquidation and redemption preferences.

Accounts receivable, amounts due from related parties, prepayments and other current assets, accounts payable, amounts due to related parties, salary and welfare payable, accrued expense, short-term bank loans and other current liabilities are financial assets or liabilities with carrying values that approximate fair value due to their short term nature.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

22.  Net Income/(Loss) per Share

The following table sets forth the computation of basic and diluted net income/(loss) per share for the years indicated (amounts in thousands, except for number of shares (or ADSs) and per share (or ADS) data):

	For the Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Net income/(loss) per Class A and Class B ordinary share - basic:
Numerator:
Net income/(loss) attributable to Phoenix New Media Limited	37,472	(63,222)	727,829	104,546
Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding	573,096,266	580,516,101	582,275,800	582,275,800
Weighted average number of contingently issuable shares	1,690,621	568,352	—	—
Denominator used in computing net income/(loss) per share — basic	574,786,887	581,084,453	582,275,800	582,275,800
Net income/(loss) per Class A and Class B ordinary share — basic	0.07	(0.11)	1.25	0.18
Net income/(loss) per Class A and Class B ordinary share - diluted:
Numerator:
Net income/(loss) attributable to Phoenix New Media Limited	37,472	(63,222)	727,829	104,546
Denominator:
Denominator used in computing net income/(loss) per share — basic	574,786,887	581,084,453	582,275,800	582,275,800
Share-based awards	15,647,020	—	—	—
Denominator used in computing net income/(loss) per share — diluted	590,433,907	581,084,453	582,275,800	582,275,800
Net income/(loss) per Class A and Class B ordinary share — diluted	0.06	(0.11)	1.25	0.18
Net income/(loss) per ADS (1 ADS represents 8 Class A ordinary shares):
Denominator used in computing net income/(loss) per ADS — basic	71,848,361	72,635,557	72,784,475	72,784,475
Denominator used in computing net income/(loss) per ADS — diluted	73,804,238	72,635,557	72,784,475	72,784,475
Net income/(loss) per ADS — basic	0.52	(0.87)	10.00	1.44
Net income/(loss) per ADS — diluted	0.51	(0.87)	10.00	1.44

The Company has included 1,690,621, 568,352 and nil contingently issuable shares in the denominator used in computing basic and diluted net income/(loss) per share for the years ended December 31, 2017, 2018 and 2019, respectively. These shares are contingently issuable upon the holders’ request without other substantive conditions and for no further consideration. There were 2,223,005, 35,183,115 and 34,445,604 options to purchase ordinary shares have been excluded from the computation of diluted net income/(loss) per share for the years ended December 31, 2017, 2018 and 2019, respectively, as their effects would be anti-dilutive.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

23.  Commitments and Contingencies

(a) Commitments

As of December 31, 2019, future minimum commitments under non-cancelable agreements were as follows (in thousands):

	Property Management Costs	Bandwidth Purchases	Cooperation with Phoenix TV Group	Content Purchases	Property and Equipment, and Intangible Assets	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
2020	8,608	5,268	3,780	18,893	677	2,951	40,177
2021	6,251	307	2,000	1,003	487	62	10,110
2022	2,838	52	—	634	—	60	3,584
2023	—	—	—	542	—	—	542
2024 and thereafter	—	—	—	2,328	—	10	2,338
Total	17,697	5,627	5,780	23,400	1,164	3,083	56,751

The amounts of cooperation with Phoenix TV Group are calculated according to the agreements between the Group and Phoenix TV Group (see Note 2(a)).

Upon the adoption of ASC 842 on January 1, 2019, future minimum lease payments for operating lease commitments as of December 31, 2019 are disclosed in Note 2(x).

The Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2018 and 2019.

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

In relation to one of the claims in 2016 about the infringement of copyright and unauthorized selling on the Group’s website and mobile applications for a piece of literature work, the related claim for damage was approximately RMB235.8 million, however, the actual income the Group generated from such literature work was less than RMB1,500. This claim was withdrawn by the plaintiffs in January 2018. In April 2018, the Group received notices from the local court that the plaintiffs have filed a lawsuit against it again for the same claim, with the related claim for damages reduced to approximately RMB99.8 million. In April 2020, the Group received the judgment from the local court which ordered it to pay the plaintiffs a total of approximately RMB1.0 million as economic compensation and reimbursement of the plaintiff’s reasonable expenses. As of the date of this annual report, the time limit for lodging an appeal against the judgment has not expired yet and the Group cannot assure that the plaintiffs or it will not appeal the judgment. Therefore, the final outcome of this case is still not known yet.

Litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. There exists the possibility of a material adverse impact on the Group’s financial position, results of operations or cash flows for the period in which the unfavorable outcome occurs, and potentially in future periods.

(c) Long-term Liabilities for Uncertain Tax Positions

As mentioned in Note 16, as of December 31, 2018 and 2019, the Group had recorded uncertain tax positions of RMB26.1 million and RMB27.6 million (US$4.0 million), respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

24.  Related Party Transactions

The table below sets forth the major related parties and their relationships with the Group:

Related Parties	Relationships with the Group
Entities within the non US listed part of the Phoenix TV Group	Under common control by Phoenix TV
China Mobile (“CMCC”)	A shareholder of Phoenix TV
Fengxin Technology (Haikou) Group Co., Ltd (“Lilita”)*	Other equity investee, related party of Phoenix TV Group
Particle Inc. (“Particle”)	Available-for-sale debt investee, with common directors of the Company
Beijing Fenghuang Tianbo Network Technology Co., Ltd. (“Tianbo”)	Former equity method investee, and current subsidiary of VIEs since April 1, 2019
Phoenix FM Limited (“Phoenix FM”)	Equity method investee
Shenzhenshi Fenghuang Jingcai Network Technology Co., Ltd. (“Fenghuang Jingcai”)	Equity method investee
Yitong Technology (Hangzhou) Limited (“Yitong Technology”)	Other equity investee
Lifeix Inc.	Other equity investee
Shenzhen Kuailai Technology Co., Ltd. (“Kuailai”)	Other equity investee
Henan Fengyi Feiyang Network Technology Limited (“Fengyi Technology”)	Available-for-sale debt investee
Mr. Gao Ximin and Mr. Qiao Haiyan	Legal shareholders of Tianying Jiuzhou and employees of the Group
Mr. He Yansheng and Mr. Shang Xiaowei	Legal shareholder of Yifeng Lianhe and employee of the Group
Mr. Wu Haipeng and Mr. He Yansheng	Legal shareholders of Chenhuan and employees of the Group

*In 2019, the name of “Beijing Phoenix Lilita Information Technology Co., Ltd.” was changed to “Fengxin Technology (Haikou) Group Co., Ltd.”.

In addition to those disclosed elsewhere in the financial statements, the Group had the following significant related party transactions during the years ended December 31, 2017, 2018 and 2019 (in thousands):

Transactions with the Non US Listed Part of Phoenix TV Group:

	For the Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Content provided by Phoenix TV Group	(12,090)	(12,398)	(11,302)	(1,623)
Advertising and promotion expenses charged by Phoenix TV Group	(23)	(4,258)	(4,157)	(597)
Corporate administrative expenses charged by Phoenix TV Group	(2,676)	(2,166)	(2,057)	(295)
Trademark license fees charged by Phoenix TV Group	(3,569)	(5,752)	(4,988)	(716)
Project cost charged by Phoenix TV Group	(1,217)	(1,763)	(1,148)	(165)
Revenues earned from Phoenix TV Group	9,454	14,354	15,705	2,256

Transactions with CMCC:

	For the Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Advertising revenues earned from CMCC	33,491	27,532	23,256	3,341
Paid services revenues earned from and through CMCC	138,712	86,352	71,248	10,234
Revenue sharing fees and bandwidth costs charged by CMCC	(43,604)	(15,929)	(14,216)	(2,042)

Phoenix New Media Limited

Notes to Consolidated Financial Statements

24.  Related Party Transactions (Continued)

Transactions with Investees:

	For the Years Ended December 31,
	2017	2018	2019*	2019
	RMB	RMB	RMB	US$
Revenues earned through Phoenix FM	855	160	10	1
Advertising revenues earned from Tianbo	13,869	193	16	2
Advances provided to Tianbo	29	10,721	247	35
Revenues earned from Lilita	10,161	21	305	44
Loans provided to Particle and related interest income including the effect of foreign exchange	87,514	—	—	—
Loans repaid by Particle	(48,747)	(84,083)	—	—
Related interest income including the effect of foreign exchange arising from convertible loans to Particle	(1,799)	8,993	—	—
Corporate administrative expenses charged by Particle	(725)	(82)	—	—
Sales of assets to Particle at carrying value	4,740	(413)	—	—
Other income earned from Particle	—	—	1,990	286
Advertising revenues earned from Fengyi Technology	—	—	12,612	1,812
Revenue sharing fees charged by investees	(111)	(77)	(62)	(9)

* As Tianbo has been consolidated starting from April 1, 2019, related party transactions with Tianbo in 2019 only included those incurred from January 1, 2019 to March 31, 2019.

As of December 31, 2018 and 2019, the amounts of due from and due to related parties were as follows (in thousands):

	As of December 31,
	2018	2019*	2019
	RMB	RMB	US$
Amounts due from related parties:
Due from CMCC (Note 3)	59,871	46,145	6,628
Due from Phoenix TV Group	10,489	10,224	1,469
Due from Particle, net	10,022	1,040	149
Due from Fengyi Technology	—	1,900	273
Due from other investees, net	10,846	414	60
Total	91,228	59,723	8,579
Amounts due to related parties:
Due to CMCC	605	3,668	527
Due to Phoenix TV Group	14,396	24,637	3,539
Due to Yitong Technology (Note 10)	6,500	—	—
Due to Fengyi Technology	—	4,996	718
Due to Others	3,717	922	132
Total	25,218	34,223	4,916

* As Tianbo has been consolidated from April 1, 2019, the amounts of due from and due to related parties as of December 31, 2019 did not include those due from and due to Tianbo.

The amounts due from Phoenix TV Group represent accounts receivable from Phoenix TV Group for the advertising services provided to its customers, and the amounts due to Phoenix TV Group represent resources or services provided by Phoenix TV Group, expenses paid by Phoenix TV Group on behalf of the Group, and expenses charged by Phoenix TV Group under the cooperation agreements (see Note 2 (a)).

Phoenix New Media Limited

Notes to Consolidated Financial Statements

24.  Related Party Transactions (Continued)

In January 2017, the Group granted an unsecured RMB74.0 million loan to Particle at an interest rate of 9.0% per annum and with maturity of twelve months (the “January 2017 Loan”). In November 2017, Particle repaid all of the principal and interests of the US$6.8 million loan granted to Particle in November 2016. In July 2018, Particle repaid all of the principal and interests of the January 2017 Loan.

For the years ended December 31, 2017, 2018 and 2019, total interest income arising from loans provided to Particle, convertible loans due from Particle and bank interest expenses incurred by the Group but borne by Particle were RMB23.1 million, RMB9.9 million and nil, respectively. The Group made bad debt provision to receivable from Particle with a total amount of RMB11.2 million (US$1.6 million) for the year ended December 31, 2019, which were reduced from amounts due from related parties.

25.  Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs incorporated in the PRC are required to annually appropriate 10% of their net after-tax income to the general reserve fund or the statutory surplus fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, and in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), General Notes to Financial Statements, the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which the restricted portion amounted to approximately RMB552.2 million and RMB759.1 million (US$109.0 million) as of December 31, 2018 and 2019, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to the Company’s shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), General Notes to Financial Statements and concluded that it was not applicable for the Company to disclose its condensed financial information for the year ended December 31, 2019, as restricted net assets of the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs did not exceed 25 percent of consolidated net assets for all the years ended December 31, 2017, 2018 and 2019.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

26.  Subsequent Events

On January 20, 2020, the Company entered into an agreement with the two shareholders of Particle, Long De Cheng Zhang Culture Communication (Tianjin) Co., Ltd., which later transferred its shares in Particle to Long De Cheng Zhang (Tianjin) Investment Management Center, and Long De Holdings (Hong Kong) Co., Limited (collectively, the “Long De Entities”), who notified the Company that they intended to exercise their co-sale rights under Particle’s existing shareholder agreement, or the Co-Sale Agreement. Pursuant to the Co-Sale Agreement, the Long De Entities would sell approximately 9.8 million preferred shares of Particle, or the Long De Sale Shares, to the Proposed Buyers for a total consideration of approximately US$20.7 million in cash and the number of Particle shares to be sold by the Company would be reduced accordingly. As a result, the Company would be expected to sell a total of 29.19% equity interest of Particle on an as-if converted basis, which reflected the completion of the issuance of additional shares under Particle's share incentive plan to the Proposed Buyers for a total consideration of approximately US$427.3 million in cash under the original SPA as amended by the Supplemental Agreement and the Co-Sale Agreement. The Co-Sale Agreement is subject to approval by the shareholders of the Company’s parent company, Phoenix Media Investment (Holdings) Limited.

In 2020, novel coronavirus (“COVID-19”) has spread rapidly to many parts of China and other parts of the world. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. Substantially all of the Group’s revenue and workforce are concentrated in China. Consequently, the COVID-19 outbreak has adversely affected and may continue to adversely affect the Group’s business operations and its financial condition, operating results and cash flows for 2020, including but not limited to negative impact to the Group’s total revenues and slower collection of receivables and potential additional allowance for doubtful accounts or impairment to the Group’s long-term assets. Because of the significant uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time.