Form 20-F
period 2020-12-31
Phoenix New Media Ltd
filed 2021-04-28
CIK 1509646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

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

264,998,965 Class A ordinary shares were outstanding as of December 31, 2020
317,325,360 Class B ordinary shares were outstanding as of December 31, 2020

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

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

☐ Yes   ☐ No

PHOENIX NEW MEDIA LIMITED

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2020

Conventions that Apply to this Annual Report on Form 20-F

In this annual report, unless otherwise indicated:

•	“ADSs” refers to our American depositary shares, each of which represents eight Class A ordinary shares and “ADRs” refers to the American depositary receipts that may evidence our ADSs;
•

“affiliated consolidated entities” refer to Beijing Fenghuang Ronghe Investment Co., Ltd., Beijing Tianying Jiuzhou Network Technology Co., Ltd., and Beijing Chenhuan Technology Co., Ltd., each of which is a PRC domestic company. Substantially all of our operations in China are conducted by our affiliated consolidated entities, in which we do not own any equity interest, through our contractual arrangements. We treat all of these three PRC domestic companies as variable interest entities and have consolidated their financial results in our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP;

•	“Chenhuan” refers to Beijing Chenhuan Technology Co., Ltd., a PRC domestic company and one of our affiliated consolidated entities;
•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, Taiwan, Hong Kong and Macau;
•	“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.01 per share;
•	“Class B ordinary shares” refer to our Class B ordinary shares, par value US$0.01 per share, each of which shall be entitled to 1.3 votes on all matters subject to shareholders’ vote;
•	“Fenghuang On-line” refers to Fenghuang On-line (Beijing) Information Technology Co., Ltd., a wholly foreign-owned PRC entity and an indirect wholly-owned subsidiary of our company;
•	“Fenghuang Ronghe” refers to Beijing Fenghuang Ronghe Investment Co., Ltd., a PRC domestic company and one of our affiliated consolidated entities;
•	“Fengyu Network” refers to Beijing Fengyu Network Technology Co., Ltd., a PRC domestic company and a subsidiary of Chenhuan;
•	“Huanyou Tianxia” refers to Beijing Huanyou Tianxia Technology Co., Ltd., a PRC domestic company and an indirect subsidiary of Tianying Jiuzhou;
•	“ordinary shares” refer to our Class A ordinary shares and Class B ordinary shares, collectively;
•	“Phoenix TV” refers to Phoenix Media Investment (Holdings) Limited;
•

“Phoenix TV (BVI)” refers to Phoenix Satellite Television (B.V.I.) Holding Limited, a wholly owned direct subsidiary of Phoenix TV, which directly owned 54.5% of our share capital as of March 31, 2021.

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

•	“Qieyiyou” refers to Qieyiyou (Beijing) Information Technology Co., Ltd., a wholly foreign-owned PRC entity and an indirect wholly-owned subsidiary of our company;

•	“RMB” or “Renminbi” refers to the legal currency of China; “$”, “dollars”, “US$” and “U.S. dollars” refer to the legal currency of the United States;
•	“Tianying Jiuzhou” refers to Beijing Tianying Jiuzhou Network Technology Co., Ltd., a PRC domestic company and one of our affiliated consolidated entities;
•

“we”, “us”, “our company”, “our” and “Phoenix New Media” refer to Phoenix New Media Limited, a Cayman Islands company and its predecessor entities and subsidiaries, and, unless the context otherwise requires, our affiliated consolidated entities and their subsidiaries in China; and

•	“Yifeng Lianhe” refers to Yifeng Lianhe (Beijing) Technology Co., Ltd., a PRC domestic company wholly owned by Fenghuang Ronghe.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2018, 2019 and 2020, and as of December 31, 2019 and 2020.

Our ADSs are listed on the New York Stock Exchange under the symbol “FENG.”

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.	KEY INFORMATION
A.	Selected Financial Data

We sold all of our investment in Beijing Yitian Xindong Network Technology Co., Ltd., or Yitian Xindong, on May 18, 2020 and the disposal of Yitian Xindong was qualified for reporting as a “discontinued operation” in our financial statements. See “Item 4. Information on the Company — C. Organizational Structure — Our Corporate Structure” for further details. Accordingly, the historical financial results of Yitian Xindong for the periods from 2018 to 2020 are reflected in our audited consolidated financial statements included in this annual report as discontinued operations, and historical results discussed elsewhere in this annual report exclude such results unless they are expressly included.

Starting from January 1, 2018, we adopted Accounting Standards Codification 606, Revenue from Contracts with Customers, or ASC 606, using the modified retrospective method. The consolidated statements of operations and comprehensive loss data for the years ended December 31, 2018, 2019 and 2020 presented below have been prepared in accordance with ASC 606, while the comparative information for the years ended December 31, 2016 and 2017 presented below have not been restated and continue to be reported under the accounting standards in effect for those periods. Starting from January 1, 2019, we adopted ASC 842, Leases, using the modified retrospective method. The consolidated balance sheet data as of December 31, 2019 and 2020 presented below has been prepared in accordance with ASC 842, while the comparative information for those periods prior to January 1, 2019, presented below have not been restated and continue to be reported under the accounting standards in effect for those periods. Starting from January 1, 2020, we adopted ASC 326, Financial Instruments—Credit Losses, using the modified retrospective method. The consolidated balance sheet data as of December 31, 2020 presented below has been prepared in accordance with ASC 326, while the comparative information for those periods prior to January 1, 2020, presented below have not been restated and continue to be reported under the accounting standards in effect for those periods.

The selected consolidated financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report on Form 20-F. The selected consolidated statements of comprehensive income/(loss) data for the years ended December 31, 2018, 2019 and 2020 and the selected consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report on Form 20-F. The selected consolidated statements of comprehensive income/(loss) data for the years ended December 31, 2016 and 2017 and the selected balance sheet data as of December 31, 2016, 2017 and 2018 have been derived from our audited financial statements not included in this annual report on Form 20-F. The historical results are not necessarily indicative of results to be expected in any future period.

	For the Years Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except for number of shares and per share (or ADS) data)
Consolidated Statements of Comprehensive Income/(Loss) Data
Revenues:
Net advertising revenues	1,232,210	1,353,480	1,198,150	1,194,761	1,113,017	170,577
Paid services revenues	212,697	221,612	178,131	133,020	95,828	14,686
Total revenues	1,444,907	1,575,092	1,376,281	1,327,781	1,208,845	185,263
Cost of revenues (1)	(726,807)	(727,197)	(595,843)	(683,330)	(559,286)	(85,714)
Gross profit	718,100	847,895	780,438	644,451	649,559	99,549
Operating expenses (1) :
Sales and marketing expenses	(339,171)	(493,664)	(536,980)	(541,772)	(279,429)	(42,824)
General and administrative expenses	(181,677)	(146,923)	(162,424)	(242,047)	(277,931)	(42,595)
Technology and product development expenses	(161,880)	(192,325)	(204,723)	(216,741)	(171,989)	(26,358)
Impairment of goodwill	—	—	—	—	(22,786)	(3,492)
Total operating expenses	(682,728)	(832,912)	(904,127)	(1,000,560)	(752,135)	(115,269)
Income/(loss) from operations	35,372	14,983	(123,689)	(356,109)	(102,576)	(15,720)
Other income, net*	56,937	34,224	78,510	1,047,819	549,198	84,168
Income/(loss) from continuing operations before income taxes	92,309	49,207	(45,179)	691,710	446,622	68,448
Income tax expense	(14,089)	(14,783)	(20,119)	(21,950)	(18,977)	(2,909)
Net income/(loss) from continuing operations	78,220	34,424	(65,298)	669,760	427,645	65,539
Net (loss)/income from discontinued operations, net of income taxes	—	—	(314)	54,242	(62,366)	(9,558)
Net income/(loss)	78,220	34,424	(65,612)	724,002	365,279	55,981
Net loss/(income) from continuing operations attributable to noncontrolling interests	2,391	3,048	2,156	(5,564)	(9,669)	(1,482)
Net loss from discontinued operations attributable to noncontrolling interests	—	—	234	9,391	24,759	3,795
Net loss attributable to noncontrolling interests	2,391	3,048	2,390	3,827	15,090	2,313
Net income/(loss) from continuing operations attributable to Phoenix New Media Limited	80,611	37,472	(63,142)	664,196	417,976	64,058
Net (loss)/income from discontinued operations attributable to Phoenix New Media Limited	—	—	(80)	63,633	(37,607)	(5,764)
Net income/(loss) attributable to Phoenix New Media Limited	80,611	37,472	(63,222)	727,829	380,369	58,294
Net income/(loss)	78,220	34,424	(65,612)	724,002	365,279	55,981
Other comprehensive income/(loss), net of tax: fair value remeasurement for available-for-sale investments	247,336	321,538	566,320	1,188,762	(887,248)	(135,977)
Other comprehensive loss, net of tax: reclassification adjustment for disposal of available-for-sale debt investments	—	—	—	(1,008,795)	(491,197)	(75,279)
Other comprehensive income/(loss), net of tax: foreign currency translation adjustment	27,669	(49,640)	51,794	37,483	(55,577)	(8,517)
Comprehensive income/(loss)	353,225	306,322	552,502	941,452	(1,068,743)	(163,792)
Comprehensive loss attributable to noncontrolling interests	2,391	3,048	2,390	3,827	15,090	2,313
Comprehensive income/(loss) attributable to Phoenix New Media Limited	355,616	309,370	554,892	945,279	(1,053,653)	(161,479)
Basic net income/(loss) per Class A and Class B ordinary share:
-Continuing operations	0.14	0.07	(0.11)	1.14	0.72	0.11
-Discontinued operations	0.00	0.00	0.00	0.11	(0.07)	(0.01)
Basic net income/(loss) per Class A and Class B ordinary share	0.14	0.07	(0.11)	1.25	0.65	0.10
Diluted net income/(loss) per Class A and Class B ordinary share:

-Continuing operations	0.14	0.06	(0.11)	1.14	0.72	0.11
-Discontinued operations	0.00	0.00	0.00	0.11	(0.07)	(0.01)
Diluted net income/(loss) per Class A and Class B ordinary share	0.14	0.06	(0.11)	1.25	0.65	0.10
Basic income/(loss) per ADS (1 ADS represents 8 Class A ordinary shares):
-Continuing operations	1.12	0.52	(0.87)	9.13	5.74	0.88
-Discontinued operations	0.00	0.00	0.00	0.87	(0.51)	(0.08)
Basic net income/(loss) per ADS (1 ADS represents 8 Class A ordinary shares)	1.12	0.52	(0.87)	10.00	5.23	0.80
Diluted net income/(loss) per ADS (1 ADS represents 8 Class A ordinary shares):
-Continuing operations	1.12	0.51	(0.87)	9.13	5.74	0.88
-Discontinued operations	0.00	0.00	0.00	0.87	(0.51)	(0.08)
Diluted net income/(loss) per ADS (1 ADS represents 8 Class A ordinary shares)	1.12	0.51	(0.87)	10.00	5.23	0.80
Weighted average number of Class A and Class B ordinary shares used in computing net income/(loss) per share:
Basic	573,521,536	574,786,887	581,084,453	582,275,800	582,324,325	582,324,325
Diluted	577,037,906	590,433,907	581,084,453	582,275,800	582,324,325	582,324,325

Note:

*

Other income, net generally reflects net interest income, foreign currency exchange gain or loss, income/(loss) from equity method investments, net of impairments, gain on disposal of convertible loans due from a related party, gain on disposal of available-for-sale debt investments, changes in fair value of forward contract in relation to disposal of investments in Particle, changes in fair value of loan related to co-sale of Particle shares, impairment of available-for-sale debt investments and others, net.

(1)	Includes share-based compensation as follows:
	For the Years Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Allocation of share-based compensation:
Cost of revenues	(4,367)	5,017	3,750	5,173	2,613	400
Sales and marketing expenses	(2,842)	1,877	2,360	1,402	1,764	270
General and administrative expenses	11,025	10,796	5,072	4,041	3,648	560
Technology and product development expenses	(1,926)	3,162	2,807	1,243	1,358	208
Total share-based compensation included in cost of revenues and operating expenses	1,890	20,852	13,989	11,859	9,383	1,438

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	202,694	362,862	161,100	310,876	357,796	54,835
Term deposits and short term investments	781,298	737,657	912,594	1,271,889	1,280,033	196,174
Accounts receivable, net	405,033	458,744	460,649	609,627	675,616	103,543
Total current assets	2,068,385	2,243,266	2,020,570	2,556,702	2,419,917	370,868
Total assets	3,168,542	3,599,108	4,630,719	5,325,817	2,772,552	424,912
Current liabilities	983,079	1,071,931	1,073,267	1,505,443	1,062,413	162,822
Non-current liabilities	23,035	26,026	167,091	275,359	46,166	7,075
Total liabilities	1,006,114	1,097,957	1,240,358	1,780,802	1,108,579	169,897
Total shareholders’ equity	2,162,428	2,501,151	3,390,361	3,545,015	1,663,973	255,015

	For the Years Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Non-GAAP gross profit (2)	713,733	852,912	784,188	649,624	652,172	99,949
Non-GAAP income/(loss) from operations (2)	37,262	35,835	(109,700)	(344,250)	(70,407)	(10,790)
Non-GAAP adjusted net income/(loss) from continuing operations attributable to Phoenix New Media Limited (3)	84,277	52,028	(54,505)	(326,120)	(33,650)	(5,157)

Notes:

(2)

Non-GAAP gross profit and non-GAAP income or loss from operations are both non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP income or loss from operations is income or loss from operations excluding share-based compensation and impairment of goodwill.

(3)

We define non-GAAP adjusted net income or loss from continuing operations attributable to Phoenix New Media Limited as net income or loss from continuing operations attributable to Phoenix New Media Limited excluding share-based compensation, impairment of goodwill, income or loss from equity method investments, net of impairments, gain on disposal of available-for-sale debt investments, changes in fair value of loan related to co-sale of Particle shares, impairment of available-for-sale debt investments and changes in fair value of forward contract in relation to disposal of investments in Particle.

We believe the separate analysis and exclusion of the following non-GAAP to GAAP reconciling items add clarity to the constituent parts of our performances. We review non-GAAP gross profit, non-GAAP income or loss from operations and non-GAAP adjusted net income or loss from continuing operations attributable to Phoenix New Media Limited together with gross profit, income or loss from operations and net income or loss from continuing operations attributable to Phoenix New Media Limited to obtain a better understanding of our operating performance. We use these non-GAAP financial measures for planning and forecasting and measuring results against the forecast. Using these non-GAAP financial measures to evaluate our business may assist us and our investors in assessing our relative performance against our competitors and ultimately monitoring our capacity to generate returns for our investors. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of items like share-based compensation, income or loss from equity method investments, net of impairments, which have been and will continue to be significant recurring items, and without the effect of impairment of goodwill, gain on disposal of available-for-sale debt investments, changes in fair value of loan related to co-sale of Particle shares, impairment of available-for-sale debt investments and changes in fair value of forward contract in relation to disposal of investments in Particle, which have been significant and one-time items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact our gross profit, income or loss from operations and net income or loss from continuing operations attributable to Phoenix New Media Limited for the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from or as an alternative to the financial measures prepared in accordance with U.S. GAAP.

Our non-GAAP gross profit, non-GAAP income or loss from operations and non-GAAP adjusted net income or loss from continuing operations attributable to Phoenix New Media Limited are calculated as follows for the years presented:

	For the Years Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Gross Profit	718,100	847,895	780,438	644,451	649,559	99,549
Excluding:
Share-based compensation	(4,367)	5,017	3,750	5,173	2,613	400
Non-GAAP gross profit	713,733	852,912	784,188	649,624	652,172	99,949

Income/(loss) from operations	35,372	14,983	(123,689)	(356,109)	(102,576)	(15,720)
Excluding:
Share-based compensation	1,890	20,852	13,989	11,859	9,383	1,438
Impairment of goodwill	—	—	—	—	22,786	3,492
Non-GAAP income/(loss) from operations	37,262	35,835	(109,700)	(344,250)	(70,407)	(10,790)

Net income/(loss) from continuing operations attributable to Phoenix New Media Limited	80,611	37,472	(63,142)	664,196	417,976	64,058
Excluding:
Share-based compensation	1,890	20,852	13,989	11,859	9,383	1,438
Loss/(income) from equity method investments, net of impairments	1,776	(6,296)	(5,352)	3,447	(5,598)	(858)
Impairment of goodwill	—	—	—	—	22,786	3,492
Gain on disposal of available-for-sale debt investments	—	—	—	(1,143,755)	(573,860)	(87,949)
Changes in fair value of forward contract in relation to disposal of investments in Particle	—	—	—	(4,441)	(16,085)	(2,465)
Changes in fair value of loan related to co-sale of Particle shares	—	—	—	—	24,535	3,760
Impairment of available-for-sale debt investments	—	—	—	—	2,000	307
Loss attributable to noncontrolling interest related to impairment of goodwill	—	—	—	—	(11,393)	(1,746)
Accrued withholding taxes of gain on disposal of available-for-sale debt investments*	—	—	—	142,574	96,606	14,806
Non-GAAP adjusted net income/(loss) from continuing operations attributable to Phoenix New Media Limited	84,277	52,028	(54,505)	(326,120)	(33,650)	(5,157)

Note:

* The gain on disposal of available-for-sale debt investments had been net of accrued PRC withholding tax, which was calculated based on 10% of the gain recognized from the disposal of available-for-sale debt investments in Particle, with any relevant tax adjustments if applicable, as regulated by the Public Notice on Several Issues regarding Enterprise Income Tax for Indirect Property Transfer by Non-resident Enterprises, or SAT Circular 7, issued on February 3, 2015, and the Public Notice Regarding Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Public Notice 37, issued on October 17, 2017. The accrued withholding tax may vary with the actual withholding tax to be paid in the future. The difference between the currently calculated withholding tax and the actual withholding tax to be paid will be recognized as gain or loss on disposal of available-for-sale debt investments in the period when we actually settle the withholding tax with the tax authorities in PRC.

Currency Translation and Exchange Rates

We have translated certain Renminbi, or RMB, amounts included in this annual report on Form 20-F into U.S. dollars for the convenience of the readers. The rate we used for the translations was RMB6.5250 = US$1.00, which was the noon buying rate on December 31, 2020 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The translation does not mean that RMB could actually be converted into U.S. dollars at that rate.

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

The Internet industry is rapidly evolving and new products, new business models and new players emerge on a regular basis, and we may not be able to achieve results or growth in future periods as we expected. Due to the rapidly evolving market in which we operate, our historical year-over-year and quarter-over-quarter trends may not provide an accurate or reliable indication of our future performance. For certain lines of our business, we have experienced high growth rates in the past and there may be expectations that these growth rates will continue. For other lines of our business, we have experienced declining trends. Our ability to achieve and maintain profitability depends on, among other factors, the growth of the Internet advertising market and mobile Internet services industry in China, our ability to maintain cooperative relationships with Phoenix TV and mobile operators, our ability to control our costs and expenses and the continued relevance and usage of our various paid services. We may not be able to achieve or sustain profitability on a quarterly or annual basis. Accordingly, our historical growth rates may not be indicative of our future performance. In addition, our online advertising business may suffer from price competition from other online advertising companies. We may have to reduce our profit margins or operate at a loss in order to adequately fund critical innovations that we believe will create value for our company and strengthen our market position over the long term. In the past our operating results have failed to meet expectations of industry analysts and investors, and our future operating results may also fail to meet such expectations. There can be no assurance that we will be able to meet internal or external expectations of future performance, and our share price may decline as a result of any failure to meet such expectations.

We expect to continue to rely on advertising to drive a significant portion of our future revenues, and if we fail to retain existing advertisers or attract new advertisers for our advertising services, our business, operating results and growth prospects could be materially affected.

In 2018, 2019, and 2020, we generated 87.1%, 90.0% and 92.1% of our total revenues from advertising services, respectively. Going forward, we expect our net advertising revenues to continue to contribute the majority of our total revenues. Our ability to generate and maintain substantial advertising revenues will depend on a number of factors, many of which are ultimately beyond our control, including but not limited to:

•	the acceptance of online (including mobile and PC-based) advertising as an effective way for advertisers to market their businesses;
•	the maintenance and enhancement of our brand;
•	the maintenance and development of advertising technology, such as the maintenance of advertising data base and advertising placement platform, and the ability to prevent computer virus attack;
•

the maintenance and development of our programmatic advertising platforms. We launched our self-developed demand-side platform, or DSP, Fengyu (“凤羽”) in 2017. In addition, we launched Fengyi (“凤翼”) in 2018, another customizable marketing solution, catering to premium advertising demands to help our brand advertising clients track and improve the performance of their applications. Besides, we also launched Fengfei (“凤飞”) in 2020, an advertising platform enables mobile application developers with less traffic to access our commercial resources, advertising data, and service capabilities through a set of advertising monetization solutions. The global macroeconomic uncertainties, more stringent local regulations on advertisements and more intense competition may slowdown the growth of our programmatic advertising platforms. Our ability to maintain and upgrade Fengyu, Fengyi, Fengfei and their related platforms, such as data management platform and advertisement exchange platform is crucial to our advertising services and we cannot assure you that such revenue generated from our programmatic advertising platforms will not decline in the future;

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

We rely in part on application marketplaces, Internet search engines, navigation sites, web browsers, pre-installations on handsets and other social media platforms to drive traffic to our PC websites, mobile applications and mobile websites, and if we fail to appear near the top of such search results or rankings or to retain partnership with certain handset manufacturers, traffic to our PC websites, mobile applications and mobile websites could decline and our business and operating results could be adversely affected.

We rely on application marketplaces, such as Apple’s iOS App Store, and other handset manufactures’ Android App Store, to drive downloads of mobile applications of our products, including ifeng News, ifeng Video and our digital reading applications. In the future, iOS App Store, Android stores or other operators of application marketplaces may make changes to their marketplaces which could hinder or impede access to our products and services. We also depend in part on Internet search engines, navigation sites and web browsers, such as Baidu, Sougou, Hao123, Hao360, UC Browser, 360 Browser and Cheetah Browser, to drive traffic to our PC websites and referrals to our mobile applications and mobile websites. For example, when a user types an inquiry into a search engine, we rely on a high organic search result ranking of our webpages in these search results to refer users to our websites. However, our ability to maintain high organic search result rankings is not totally within our control. Our competitors’ search engine optimization, or SEO, efforts may result in their websites receiving a higher search result page ranking than ours, or Internet search engines could revise their methodologies in a way that would adversely affect our search result rankings. If Internet search engines modify their search algorithms or other methodologies in ways that are detrimental to us, or if our competitors’ SEO efforts are more successful than ours, the growth in our user base could be adversely affected. In addition, navigation websites or web browsers might reduce the recommendation of our products for various reasons from time to time. We may also rely on pre-installations on handsets to increase traffic to our mobile applications. By partnering with mobile handset manufacturers, we can have our mobile applications exposed directly to our users without downloading from application stores once they buy certain handsets. In this way, users are more inclined to use our mobile applications for convenience reasons. In addition, we rely on other social media platforms, such as Weixin, Weibo, Douyin and Kuaishou, to generate effective traffic and active interactions among users. If any of these social media platforms stops offering its service to us, we may not be able to locate alternative platforms of similar scale to provide similar services in a timely manner. Any reduction in the number of users directed to our PC websites, mobile applications and mobile websites through application marketplaces, Internet search engines, navigation sites, web browsers, pre-installations and other social media platforms could harm our business and operating results.

If we are unable to successfully expand our mobile strategy and increase our mobile advertising revenues, our business, operating results and growth prospects could be materially affected.

Use of mobile devices has been the primary way for consumption of news and other media content by consumers in China. This shift towards mobile has brought with it both challenges and opportunities. Our ability to maintain and increase our mobile advertising revenues will be critical to our future business prospects. While we are taking measures to expand our user base across our various mobile applications, optimize our targeting technology and integrate next-generation high-efficiency advertising solutions, there can be no assurance that these measures will be effective. User preferences and behaviors on mobile devices are rapidly evolving and we may not be able to successfully adapt to these changes. The variety of technical and other configurations across different mobile devices, platforms and applications also increases the challenges associated with our mobile expansion. Although we have taken strict control over operating expenses, we still incurred certain traffic acquisition costs to maintain our user growth trajectory. Our traffic acquisition expenses may increase in the future, which will adversely impact our financial results. Our mobile strategy is also subject to risks relating to changes in government policies, regulations or their enforcement with respect to mobile Internet services and applications. Any change to laws and regulations applicable to the mobile Internet industry, such as those relating to content, user privacy, pricing, copyrights and distribution, may impede the growth of mobile Internet in China or make it more difficult for us to carry out our mobile advertising business. If we cannot successfully grow our user base and capitalize on emerging monetization opportunities on mobile devices, we may not be able to maintain or grow our advertising revenues, which could materially and adversely affect our operating results and growth prospects.

Newsfeed advertising is an important mobile advertising format in China. If we are unable to successfully develop our newsfeed advertising solution and adapt to new changes in advertising formats and trends, our mobile advertising revenues and growth may be materially and adversely affected.

Newsfeed advertising is the practice of constantly updating lists of advertisements alongside news and information. It effectively helps mobile applications enlarge their advertising inventory by inserting advertisements into the flow of content, while improving the user experience based on native appearance and contextual relevance, implying greater monetization potential. We expect newsfeed advertising to maintain strong growth momentum and become an increasingly important mobile advertising format in China. While we had developed and added newsfeed advertising into our mobile applications and mobile websites in late 2016, we are facing an increasingly competitive environment. For example, several mobile applications of other companies, such as Baidu app, Jinri Toutiao, QQ news (Tencent) and NetEase News, are all competing in newsfeed advertising. If we are unable to successfully develop our newsfeed advertising solution and deliver better return on investment, or ROI, to our advertising clients, our future mobile advertising revenues may be materially and adversely affected. Except for newsfeed advertising, we believe that more types of innovative mobile advertising formats may emerge in the future. If we are unable to swiftly develop and adapt to new changes in advertising formats and trends, our mobile advertising revenues may be materially and adversely affected.

Any failure to retain large advertising agencies or attract new agencies on reasonable terms could materially and adversely affect our business. If advertising agencies demand higher service fees, our gross margin may be negatively affected.

Approximately 80.2%, 65.2% and 64.6% of our net advertising revenues in China were derived from advertising agencies in 2018, 2019 and 2020, respectively. We primarily serve our advertisers through advertising agencies and rely on these agencies for sourcing our advertisers and collecting advertising revenue. In consideration for these agencies’ services, the agencies earn advertising agency service fees which are deducted from our gross advertising revenues. While advertising agencies in China commonly increase their agency service fees on a sliding scale basis along with increased volume of business, if our agency service fees increase at a materially disproportional rate relative to our gross advertising revenues, our operating results may be negatively affected. We do not have long-term or exclusive arrangements with these agencies, and we cannot assure you that we will continue to maintain favorable relationships with them. If we fail to maintain favorable relationships with large advertising agencies or attract additional agencies, we may not be able to retain existing advertisers or attract new advertisers and our business and operating results could be materially and adversely affected.

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

We may also be prevented from providing certain content to our users due to regulatory requirements or sanctions. For example, we received a public notice issued by the State Administration of Press, Publication, Radio, Film and Television of the People’s Republic of China, or the SAPPRFT, on June 22, 2017 in connection with our and certain other Internet companies’ regulatory non-compliances. The notice required us to suspend our ifeng video and audio services due to our lack of the Internet audio-visual program transmission license and our certain commentary programs that violates government regulations. We have cooperated with SAPPRFT to make the necessary changes to our ifeng video and audio services. We are not sure when we will be allowed to distribute this kind of content again, and whether our video and audio services that provide other content will not be ordered to suspend again in the future.

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

Devices such as mobile phones, tablets and other Internet-enabled mobile devices, are widely used to access the Internet, we have to continue to develop products and applications for such devices if we are to maintain or increase our market share and revenues, and we may not be successful in doing so.

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

We face significant competition in the new media industry in China, including competition from major Internet portals, mobile news and information application operators, Internet video companies, online video sites of major TV broadcasters, online digital reading companies, interactive and social network service providers, mobile Internet services providers and other companies with strong media, online video and paid services businesses. Some of our competitors have longer operating histories and significantly greater financial resources than we do, which may allow them to attract and retain more users and advertisers. Our competitors may compete with us in a variety of ways, including by obtaining exclusive online distribution rights for popular content, conducting more aggressive brand promotions and other marketing activities and making acquisitions to increase their user bases. If any of our competitors achieves greater market acceptance or are able to offer more attractive online content, interactive services or paid services than us, our user traffic and our market share may decrease, which may result in a loss of advertisers and have a material and adverse effect on our business, financial condition and operating results. We also face competition from traditional advertising media such as television, newspapers, magazines, billboards and radio.

We have contracted with third-party content providers and we may lose users and revenues if these relationships deteriorate or arrangements are terminated. If third-party content providers increase their content licensing fees, our operating results may be negatively affected.

We have relied and will continue to rely mostly on third parties for the content we distribute across our channels. If these parties fail to develop and maintain high-quality and engaging content or raise their licensing fees, or if a large number of our existing relationships are terminated, we could lose users and advertisers and our brand could be materially harmed. If such license fees increase significantly in the future, our income from operations may be negatively affected. In addition, the Chinese government has the ability to restrict or prevent state-owned media from cooperating with us in providing certain content to us, which, if exercised, would result in a significant decrease in the amount of content we are able to source for our PC websites, mobile applications and mobile websites and negatively impact our operating results.

We may not be able to continue to receive the same level of support from Phoenix TV Group in the future. We could lose our license and priority over any third party to use Phoenix TV Group’s content and licensed trademarks, which could have an adverse effect on our business and operating results.

Phoenix TV is a leading global Chinese language TV network broadcasting premium content globally and into China. In November 2009, our PRC subsidiary, Fenghuang On-line, entered into a cooperation agreement with Phoenix TV, or the Phoenix TV Cooperation Agreement, under which Fenghuang On-line and Phoenix TV agreed to certain cooperative arrangements in the areas of content, branding, promotion and technology. Pursuant to the Phoenix TV Cooperation Agreement, in November 2009 each of Tianying Jiuzhou and Yifeng Lianhe entered into a program content license agreement, or Content License Agreement, with Phoenix Satellite Television Company Limited, a subsidiary of Phoenix TV, and a trademark license agreement, or Old Trademark License Agreement, with Phoenix Satellite Television Trademark Limited. Considering the significant growth and changes in our business since execution of these agreements in 2009, we and Phoenix TV Group entered into a new set of agreements in May 2016 and December 2017, or the 2016 and 2017 Agreements, to amend and replace the previous agreements and provide the terms of our continued cooperation. The 2016 and 2017 Agreements include Program Resource License Agreements and Program Text/Graphics Resource License Agreements, or the Program License Agreements, between Phoenix Satellite Television Company Limited and each of Tianying Jiuzhou, Yifeng Lianhe and Fengyu Network, and new trademark license agreements by and between Phoenix Satellite Television Trademark Limited and each of Tianying Jiuzhou and Yifeng Lianhe, or the New Trademark License Agreements. Under the Program License Agreements, we benefited from the license granted to Tianying Jiuzhou, Yifeng Lianhe and Fengyu Network by Phoenix Satellite Television Company Limited to use Phoenix TV Group’s copyrighted content from three television channels of Phoenix TV Group for our various media services in China (excluding Hong Kong, Macau and Taiwan). In addition, Phoenix Satellite Television Trademark Limited and Tianying Jiuzhou entered into four supplementary agreements to the New Trademark License

Agreements in April 2018, August 2018 and October 2018, to grant Tianying Jiuzhou the right to sublicense certain trademarks to agents that operate local websites of our Company. In December 2020, we successfully renewed the terms of the New Trademark License Agreements to December 2023.

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

If the aforementioned existing agreements expire and we cannot reach new agreements with Phoenix TV Group before the expiration, we may not be able to obtain rights to use Phoenix TV Group’s content and licensed trademarks on our platforms on commercially reasonable terms, with any priority or at all, which would have negative effects on our paid services business, and may also negatively affect our video advertising business. Together, these impacts could have an adverse effect on our business, operating results and financial condition.

In addition, Tianying Jiuzhou and Yifeng Lianhe are able to use certain of Phoenix TV Group’s logos pursuant to the Old Trademark License Agreement and the New Trademark License Agreements. We believe that our use of these logos helps to affiliate us with the brand of Phoenix TV Group, which helps to enhance our own brand. Different from the Old Trademark License Agreement, however, the New Trademark License Agreements no longer allow us to use the double-phoenix logo of Phoenix TV Group on a stand-alone basis and increased the annual license fee payable to Phoenix TV Group from a total of US$10,000 to the greater of 2% of the annual revenues of Tianying Jiuzhou or Yifeng Lianhe (as the case may be) or US$100,000 for each company. Tianying Jiuzhou and Yifeng Lianhe had total annual revenues of RMB231.2 million (US$35.4 million) in 2020 in accordance with U.S. GAAP, which meant that the annual license fee payable to Phoenix TV Group was RMB4.3 million (US$0.6 million) in 2020. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements and Transactions with Phoenix TV and Certain of its Subsidiaries” for more information about the terms of the New Trademark License Agreements.

On March 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issuing the Administrative Measures for Special Tax Adjustment and Investigation and Mutual Consultation Procedures, or SAT Circular 6, which became effective on May 1, 2017, and replaced the Circular on Enterprise Income Tax Issues concerning Disbursement of Expense by Enterprises to Overseas Related Parties. Pursuant to SAT Circular 6, tax authorities carry out special tax adjustment monitoring and management of enterprises via review of the reporting of connected transactions, management of contemporaneous documentation, profit level monitoring and other means. When enterprises are found to have special tax adjustment risks, they will send notices to such enterprises, suggesting the existence of a tax risk. The tax authorities will pay special attention to an enterprise with the risk characteristics in the implementation of the special tax investigation. Such risk characteristics include but are not limited to: (i) engaging in connected transactions with affiliates in countries (regions) subject to lower tax rates; (ii) no distribution or reduced distribution of profit without reasonable business needs by an enterprise that is established in a country (region) where the actual tax burden is less than 12.5% controlled by resident enterprises and/or Chinese resident individuals; or (iii) other tax planning or arrangements that do not have reasonable business purposes. According to SAT Circular 6, payments made by Tianying Jiuzhou and Yifeng Lianhe to Phoenix TV or its offshore affiliates under the above arrangements may be subject to stringent supervision by competent tax authority.

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

The PC and mobile Internet industries have been experiencing rapid technological changes. With the advances in Internet interactivity, the interests and preferences of Internet users may increasingly shift to UGC and we-media content, such as WeChat, Weibo and short-form videos. As broadband becomes more accessible, Internet users increasingly demand content in pictorial, audio-rich and video-rich format. With the development of the mobile Internet in China, mobile users shift from text messaging services and other mobile value-added services, or MVAS, to newer services, such as mobile video streaming and mobile digital reading services. In addition, our success may in part depend on the impact of the expected coming LTE 5G rollout. The 5G technology is expected to increase the speed of mobile service operator networks significantly and such development may further change the way that users access and consume contents. If we are unable to upgrade our product and the services we provide to adapt to the LTE 5G technology and the changes in user behavior that comes with it, we could lose users and our operating results may suffer. Our future success will depend on our ability to anticipate, adapt and support new technologies and industry standards. If we fail to anticipate and adapt to these and other technological changes, our market share and our profitability could suffer.

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

Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services or to cease the Internet access services provided by third parties to us. In 2020, approximately 91.2% of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties.

We are required to obtain an Internet news license from CAC for the dissemination of news through our PC websites, mobile applications and mobile websites. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Internet News Dissemination.” Tianying Jiuzhou submitted an application to the CAC to apply for the Internet news license when the relevant regulation came into effect and we have been trying our best to obtain the license. However, as of the date of this annual report, the CAC has not issued an Internet news license to Tianying Jiuzhou. Based on the opinion of our PRC counsel, Zhong Lun Law Firm, as a result of Tianying Jiuzhou’s lack of an Internet news license, the CAC or applicable cyberspace administrator at the provincial level may order us to cease our Internet information services or to cease the Internet access services provided by third parties to us and impose a fine on us of not more than RMB30,000. In 2020, approximately 91.2% of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties; and therefore if we are ordered to cease such services, our business, financial condition and results of operation will be materially and adversely affected.

Failure to obtain NRTA’s approval for introducing and broadcasting foreign television programs could have a material adverse effect on our ability to conduct our business.

Some of the video contents on our PC websites, mobile applications and mobile websites are foreign content. PRC law requires approval from NRTA for introducing and broadcasting foreign television programs into China. In September 2004, SARFT promulgated certain regulations of the Administrative Regulations on the Introduction and Broadcasting of Foreign Television Programs, pursuant to which only organizations designated by SAPPRFT are qualified to apply to SAPPRFT or its authorized entities for the introduction or broadcasting of foreign television programs. In addition, on July 6, 2004, SARFT issued the Measures for the Administration of Publication of Audio-Visual Programs through the Internet or Other Information Networks, or the 2004 A/V Measures, which explicitly prohibit Internet service providers from broadcasting any foreign television program over an information network and state that any violation may result in warnings, monetary penalties or, in severe cases, criminal liabilities. On November 19, 2009, SARFT issued a notice which extended this prohibition to broadcasting over mobile phones. In December 2007 and March 2009, however, SARFT issued two notices which provide that certain foreign audio-visual programs may be published through the Internet provided that certain regulatory requirements have been met and certain permits have been obtained, thereby implying that the absolute restriction against broadcasting foreign television programs on the Internet as set forth in the 2004 A/V Measures has been lifted. On April 25, 2016, SAPPRFT issued the Administrative Provisions on Audio-Visual Program Services through Private Network and Targeted Communication, the 2016 A/V Provisions, which replaced the 2004 Internet A/V Measures. The 2016 A/V Provisions does not explicitly specify whether broadcasting foreign television program is permitted. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Foreign Television Programs and Satellite Channels.” As of the date of this annual report, we have not obtained an approval from NRTA for introducing and broadcasting foreign TV programs produced by certain foreign TV stations in China. Therefore, there is uncertainty as to whether we are permitted to transmit foreign television programs through the online video services that we offer. If NRTA or its local branch requires us to obtain its approval for our introduction and online broadcasting of overseas TV programs, we may not be able to obtain such approval in a timely manner or at all. Based on the opinion of our PRC counsel, Zhong Lun Law Firm, in such case, the PRC government would have the power to, among other things, levy fines against us, confiscate our income, order us to cease certain content service, or require us to temporarily or permanently discontinue the affected portion of our business.

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

As of the date of this annual report, Yifeng Lianhe has obtained an Internet Medicine Information Service Qualification Certificate from Beijing Municipal Medical Products Administrative. However, Tianying Jiuzhou does not currently have such certificate and we cannot assure you that Tianying Jiuzhou may be able to obtain the certificate. We may be subject to administrative warnings, termination of any Internet drug-related services and online health diagnoses and treatment services on our PC websites, mobile applications and mobile websites, and other penalties that are not clearly provided for in the relevant regulations.

If we fail to obtain or maintain all applicable permits and approvals, or fail to comply with PRC regulations, relating to Internet publishing services, our ability to conduct our digital reading business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions.

According to PRC regulations regulating Internet publishing services, the provision of online novels is deemed a network publication activity, therefore, a Network Publication Service License from National Press and Publication Administration, or NPPA (formerly the SAPPRFT) is required to operate digital reading business in China. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Online Cultural Activities and Internet Music.”

As of the date of this annual report, Tianying Jiuzhou has obtained a Network Publication Service License from SAPPRFT with respect to the distribution of published books and periodicals via Internet (including the mobile Internet), and the publication of online and mobile games. However, neither Fengyu Network nor Yifeng Lianhe has obtained a Network Publication Service License.

We cannot assure you that Fengyu Network and Yifeng Lianhe can obtain a Network Publication Service License to operate digital reading business. If the relevant authority determines that we are in violation of the relevant laws and regulations regarding Internet publishing services, it would have the power to, among other things, levy fines against us, confiscate our income and require us to discontinue our digital reading business. In addition, if we were deemed to be in violation of the relevant laws and regulations regarding Internet publishing services, NPPA would have the ability to withdraw the Network Publication Service License that the government authority granted to Tianying Jiuzhou on February 23, 2017, which may affect, directly or indirectly, our ability to conduct our online digital reading services.

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

As of December 31, 2020, our management has concluded that our internal control over financial reporting is effective. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective as of December 31, 2020.

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

In 2018, 2019 and 2020, revenues from our MVAS accounted for 4.0%, 1.4% and 1.1%, respectively, of our total revenues, due to lower demand from mobile users. For more information about our MVAS, see “Item 4. Information of the Company — B. Business Overview — Our Channels—Our Operations with the Telecom Operators.” In addition, we cannot assure you that we will be successful in developing our MVAS business. Due to the uncertainties of our MVAS business and the MVAS industry in China, we may experience continued decline in demand for our MVAS business, and we expect that our MVAS business will contribute to an even smaller proportion of our future revenues. Any further decline in this business could have a negative impact on our business, financial condition and operating results.

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

Tianying Jiuzhou and Yifeng Lianhe are currently engaged in the provision of value-added telecommunications services and each of them has obtained ICP Licenses from MIIT or its local counterpart in Beijing. In addition, Tianying Jiuzhou owns our material domain names, including ifeng.com, and, as of March 31, 2021, owned six registered trademarks that were transferred to it from Phoenix Satellite Television Trademark Limited. Tianying Jiuzhou and Yifeng Lianhe continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited, a wholly owned subsidiary of Phoenix TV, in their value-added telecommunications services. Therefore, we are not currently in compliance with the MIIT 2006 Notice.

We have designed propriety logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2021, Tianying Jiuzhou owned 471 PRC registered trademarks, six of which were transferred from Phoenix Satellite Trademark Limited, and Yifeng Lianhe owned 35 PRC registered trademarks. Despite our having registered many trademarks used in our value-added telecommunications business operations, we may continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited.

Although neither of our affiliated consolidated entities or their respective subsidiaries has been required by the MIIT or its local counterpart to obtain and hold the ownership of the relevant trademarks related to our value-added telecommunications services to date, the provincial-level counterpart of MIIT may enforce the MIIT 2006 Notice on our affiliated consolidated entities and their respective subsidiaries. In such case, the provincial-level counterpart of MIIT could order our affiliated consolidated entities and their respective subsidiaries to own the registered trademarks used in their value-added telecommunications business within a specified period of time. We do not have knowledge about the period of time that MIIT would provide us to complete the necessary remediation measures. We are also not aware that since issuing the MIIT October Notice, MIIT has promulgated any additional notices or guidelines with respect to timelines for self-examination or remediation of noncompliance with the MIIT 2006 Notice. Moreover, the MIIT October Notice does not specify how much time the MIIT allows for ICP License-holders to remedy their noncompliance issues. If we fail to remedy any noncompliance within the time frame specified by the provincial counterpart of MIIT, the relevant governmental authority would have the discretion to revoke our affiliated consolidated entities’ or their respective subsidiaries’ licenses for value-added telecommunications or subject them to other penalties or sanctions, which would have a material and adverse effect on our business, financial condition, operating results and prospects.

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

The Chinese government heavily regulates the Internet industry, including foreign investment in the Chinese Internet industry, content on the Internet and license and permit requirements for service providers in the Internet industry. Since some of the laws, regulations and legal requirements with respect to the Internet are relatively new and evolving, their interpretation and enforcement involve significant uncertainties. In addition, the Chinese legal system is based on written statutes and so that prior court decisions can only be cited for reference and have little precedential value. As a result, in many cases it is difficult to determine what actions or omissions may result in liabilities. Issues, risks and uncertainties relating to China’s government regulation of the Chinese Internet sector include the following:

•

We operate our PC websites, mobile applications and mobile websites in China through our affiliated consolidated entities and their respective subsidiaries, which we control through contractual arrangements due to restrictions on foreign investment in businesses providing value-added telecommunication services, including substantially all of our paid services and advertising services.

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

•

On September 28, 2009, the General Administration of Press and Publication (the predecessor of SAPPRFT), or GAPP and the National Office of Combating Pornography and Illegal Publications jointly published a circular expressly prohibiting foreign investors from participating in Internet game operating business via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. On February 4, 2016, the SAPPRFT and the MIIT jointly issued the Administrative Measures on Network Publication Service, which took effect on March 10, 2016 and prohibit wholly foreign-owned enterprises, Sino-foreign equity joint ventures and Sino-foreign cooperative enterprises from engaging in the provision of web publishing services. In addition, project cooperation between an Internet publishing service provider and a wholly foreign-owned enterprise, Sino-foreign equity joint venture, or Sino-foreign cooperative enterprise within China or an overseas organization or individual involving Internet publishing services shall be subject to examination and approval by the SAPPRFT in advance.

Due to the popularity and broad use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. The adoption of additional laws or regulations may impede the growth of the Internet or other online services, which could, in turn, decrease the demand for our products and services and increase our cost of doing business. Moreover, the applicability to the Internet and other online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services could significantly disrupt our operations or subject us to penalties.

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

In addition to professionally produced content, content from Phoenix TV and our in-house produced content, we allow our users to upload text and images (UGC) to our PC websites, mobile applications and mobile websites. We have a content screening team of four employees and more than 200 outsourced staff members who are responsible for monitoring and preventing the public release of inappropriate or illegal content, including UGC, on our PC websites, mobile applications and mobile websites or through our services. In addition to the staff of our content screening team, we also take advantage of the assistance of AI technology to ensure the efficiency and safety of content monitoring. Although we have adopted internal procedures to monitor the content displayed on our PC websites, mobile applications and mobile websites, due to the significant amount of UGC uploaded by our users, we may not be able to identify all the UGC that may violate relevant laws and regulations. Failure to identify and prevent inappropriate or illegal content from being displayed on our PC websites, mobile applications and mobile websites may subject us to liability.

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

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our PC websites, mobile applications and mobile websites to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to websites or mobile application posting, such as advertisements relating to medical treatment, pharmaceuticals, medical instruments, agrochemicals, veterinary pharmaceuticals and health food, we are obligated to confirm that such review has been performed and approval has been obtained from relevant governmental authorities, which include the local branch of the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce, or SAIC), or SAMR, the local branch of the National Health Commission and the local branch of the State Administration of Traditional Chinese Medicine. On April 24, 2015, the Standing Committee of the National People’s Congress issued the Advertisement Law, which took effect on September 1, 2015 and was amended on October 26, 2018, to further strengthen the supervision and management of advertisement services. In addition, on July 4, 2016, the SAIC issued the Interim Measures for the Administration of Internet Advertising, the New Interim Measures, to further regulate Internet advertising activities. Pursuant to these laws and regulations, any advertisement that contains false or misleading information to deceive or mislead consumers shall be deemed false advertising. Furthermore, the Advertisement Law explicitly stipulates detailed requirements for the content of several different kinds of advertisement, including advertisements for medical treatment, pharmaceuticals, medical instruments, health food, alcoholic drinks, education or training, products or services having an expected return on investment, real estate, pesticides, feed and feed additives, and some other agriculture-related advertisement. Also, according to the New Interim Measures, no advertisement of such special commodities or services which are subject to examination by an advertising examination authority shall be published unless it has passed such examination. In addition, an Internet advertisement shall be identifiable and clearly identified as an “advertisement” so that consumers will know that it is an advertisement. Paid search advertisements shall be clearly distinguished from natural search results. We may be subject to enhanced supervision and more serious penalties in case of a violation (if any) pursuant to such new Advertisement Law and the New Interim Measures. To fulfill these monitoring functions, we include clauses in most of our advertising contracts requiring that all advertising content provided by advertisers must comply with relevant laws and regulations. Pursuant to the contracts between us and advertising agencies, advertising agencies are liable for all damages to us caused by their breach of such representations. Before a sale is confirmed and the advertisement is publicly posted on our PC websites or mobile applications and mobile websites, our account execution personnel, who comprise a separate back-office team, are required to review all advertising materials to ensure there is no racial, violent, pornographic or any other improper content, and will request the advertiser to provide proof of governmental approval if the advertisement is subject to special government review. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to eliminate the effect of illegal advertisement. PRC governmental authorities may even force us to terminate our advertising operation or revoke our licenses in circumstances involving serious violations.

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

In addition, online information distributors and related service providers, as well as marketplace platform operators, are required to conduct businesses in full compliance with the Anti-unfair Competition Law in China, and may not unfairly compete with others or cause disruption to social and economic orders, including but not limited to carrying out any false or misleading commercial promotions, inserting a link into an online product or service legally provided by another business operator to compel a destination jump without the approval of such business operator. In November 2017 and April 2019, the Anti-unfair Competition Law of the PRC was amended, which further emphasized that a business operator that engage in production and business activities utilizing the information network shall abide by all the provisions of the Anti-unfair Competition Law, and may not engage in any false or misleading publicity for its products or services. Violation of these provisions may subject the relevant business operators to various penalties, including an order from the competent governmental authorities to cease its illegal acts and fines, or in case of a severe violation, revocation of business licenses.

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

We adopted a share option plan in June 2008, a restricted share and restricted share unit plan in March 2011 and a share option scheme in June 2018. In addition, one of our subsidiaries, Fread Limited, adopted a restricted share unit scheme in March 2018. As of March 31, 2021, options to purchase 51,394,112 Class A ordinary shares granted under the 2008 share option plan and the 2018 share option scheme were outstanding. As of March 31, 2021, a total of 920,000 restricted shares of Fread Limited were granted. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors, Supervisors and Executive Directors—Share Incentive Plans.” For the years ended December 31, 2018, 2019 and 2020, we recorded RMB14.0 million, RMB11.9 million and RMB9.4 million (US$1.4 million), respectively, in share-based compensation. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant stock options to employees in the future. We intend to grant additional stock options to our employees going forward, and we may implement additional option exchange program in the future, which we expect will further increase our share-based compensation. If we continue to grant share options in the future, our share-based compensation will increase accordingly.

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

Our success depends, in large part, on our ability to operate our business without infringing third-party rights, including third-party intellectual property rights. Companies in the Internet, technology and media industries own, and are seeking to obtain, a large number of patents, copyrights, trademarks and trade secrets, and they are frequently involved in litigation based on allegations of infringement or other violations of intellectual property rights or other related legal rights. There may be patents issued or pending that are held by others that cover significant aspects of our technologies, products, business methods or services. We license our premium licensed content from third parties. We also derive profits from online digital reading that are based on intellectual property licensed to us by third parties. Although our license agreements with our licensors generally require that the licensors have the legal right to license such content to us and give us the right to promptly remove any content that we have been notified contains infringing material, we cannot ensure that each licensor has such authorization and we may not receive notification of infringement. If any purported licensor does not actually have sufficient authorization relating to the premium licensed content or right to license a work of authorship provided to us, we may be subject to claims of copyright infringement from third parties and penalties imposed by competent government authorities, and we cannot ensure we can be fully indemnified by the relevant licensor for all losses we may incur from such claims.

In order to strengthen the protection of intellectual property right, Chinese government and courts are improving the judicial system for resolving intellectual property disputes in China. As intellectual property litigation is becoming more common in China, we face increased risk of being sued for potential intellectual property infringements. Third parties may take action and file claims against us if they believe that certain content on our site violates their copyrights or other related legal rights. We have been subject to such claims in the PRC. Government authorities may also impose administrative penalties on us if they find that we have infringed third parties’ intellectual property rights. In October 2015, the National Copyright Bureau imposed a fine of RMB250,000 on Tianying Jiuzhou for disseminating on our PC websites, mobile applications and mobile websites one work of literature that we licensed from third parties that were alleged to have no legal rights to license such work. In November 2016, China Youth Book Inc. and Dewey Press LLC filed a claim against Tianying Jiuzhou and our company for intellectual property infringement of such work based on the above-mentioned finding of the National Copyright Bureau, and the related claim for damage was approximately RMB235.8 million, even though the actual income we generated from such work was less than RMB1,500. This claim was withdrawn by the plaintiffs in January 2018. In April 2018, we received notices from the local court that the plaintiffs have filed a lawsuit against us again for the same claim, with the related claim for damages reduced to approximately RMB99.8 million. In April 2020, we received the judgment from the local court which ordered us to pay the plaintiffs a total of approximately RMB1.0 million as economic compensation and reimbursement of the plaintiff’s reasonable expenses. After the plaintiff filed an appeal against the judgment made by the local court, the appellate court made the final judgment in December 2020 and upheld the local court’s decision. Tianying Jiuzhou has subsequently paid a total of approximately RMB1.0 million in damages to the plaintiff and fulfilled its obligation under the judgment. Nevertheless, the plaintiff could still apply for a retrial under PRC civil procedures, and as of the date of this annual report, the time limit for an application for a retrial has not expired yet and we cannot assure you that the plaintiffs will not make such application. In 2020, we also received some complaints and claims from third parties alleging intellectual property infringements by us, although some of the complainants have not provided necessary proofs of title or infringements. While we are negotiating with theses complainants and some of these claims are still pending as of the date of this annual report, we cannot assure you that we will not be proved to have infringed their intellectual property rights or be required to pay any compensation. For more information, see “Item 4. Information on the Company—B. Business Overview—Legal and Administrative Proceedings.”

In addition, our platforms are open to Internet users for uploading text and images and our we-media vertical obtained content produced by a large number of we-media publishers, such as we-media outlets, public intellectual, commentators, scholars, key opinion leaders, or KOLs and professors. As a result, content posted by our users, including we-media publishers and other Internet users, may expose us to allegations by third parties of infringement of intellectual property rights, invasion of privacy, defamation and other violations of third-party rights. Pursuant to our user agreement, users agree not to use our services in a way that is illegal, obscene or may otherwise violate generally accepted codes of ethics. However, given the volume of content uploaded, it is not possible and we do not attempt to identify and remove all potentially infringing content uploaded or published by our users, which may subject us to various claims by third parties.

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

Fenghuang On-line was qualified as an HNTE in 2017 and 2020, respectively, and therefore, Fenghuang On-line was subject to a 15% income tax rate for the years from 2018 to 2020. Tianying Jiuzhou was qualified as an HNTE in 2017 and 2020, respectively, and therefore, Tianying Jiuzhou was subject to a 15% income tax rate from 2018 to 2020. In 2017 and 2020, Fenghuang Yutian was qualified as an HNTE, and therefore, Fenghuang Yutian was subject to a 15% income tax rate from 2018 to 2020. In 2016, Fenghuang Borui was qualified as a Software Enterprise. As 2016 was the first year Fenghuang Borui generated taxable profit, it was exempted from income taxes for the years 2016 and 2017, and was subject to a 12.5% income tax rate from 2018 to 2020. See “Item 10. Additional Information—E. Taxation.”

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

The global financial markets experienced opportunities and challenges side by side in 2020. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns over regional instability and tension, such as the relationship among China and other Asian countries, which may result in, or intensify potential conflicts in relation to, territorial disputes, and the trade disputes between the United States and China. The outbreak of COVID-19 throughout the world could also result in an economic downturn globally. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Economic conditions in the PRC are sensitive to macroeconomic conditions. As China shifts from high-speed to high-quality growth, China’s gross domestic product growth decelerated since 2012. According to the National Bureau of Statistics of China, China’s gross domestic product growth was at 2.3% in 2020, primarily due to impacts from the COVID-19 pandemic. Since demand for our paid and advertising services are sensitive to macro-economic conditions globally and in the PRC, our business prospects may be affected by the macroeconomic environment. Any prolonged slowdown or contraction in the global or PRC economy may have a material adverse effect on our business, operating results and financial condition, and continued turbulence in the international markets may materially and adversely affect our ability to access the capital markets to meet liquidity needs.

PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

On August 8, 2006, six PRC regulatory authorities, including the CSRC, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the 2006 M&A Rules, which were later amended on June 22, 2009. The 2006 M&A Rules establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the anti-trust governmental authority shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, national security review rules issued by the PRC governmental authorities in 2011 require acquisitions by foreign investors of domestic companies engaged in military related or certain other industries that are crucial to national security to be subject to prior security review. According to the MOFCOM Security Review Rules, a security review is required for mergers and acquisitions of PRC domestic enterprises by foreign investors (i) having “national defense and security” concerns, and (ii) where the foreign investors may acquire the “de facto control” of the PRC domestic enterprises having national security concerns such as key farm products, key energy and resources, and key infrastructure, transportation, technology and major equipment manufacturing industries. Circular No. 6, however, does not define the term of “key” or “major”, nor has it exhausted all the industries that may be deemed as sensitive industries subject to the security review.

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

There is a substantial risk we will be classified as a passive foreign investment company, or PFIC, for 2020, which could result in adverse United States federal income tax consequences to United States Holders (as defined below).

Based upon the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we believe there is a substantial risk that we will be classified as a “passive foreign investment company,” or PFIC, for 2020, and we may be classified as a PFIC for future taxable years. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes for any taxable year in which: (i) at least 75% of our gross income in a taxable year is passive income, or (ii) at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Consequences—Passive Foreign Investment Company.”

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

In March 2014, IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P., or the IDG-Accel Funds, acquired US$3.0 million convertible preferred shares of Phoenix FM Limited, or Phoenix FM, previously a subsidiary of us, to accelerate development of the ifeng application business. Despite holding 71.8% of the equity interest in Phoenix FM at the time, we accounted for our investment in Phoenix FM as an equity method investment since we did not control Phoenix FM due to substantive participating rights that had been provided to the IDG-Accel Funds. We had fully written down the entire investment in Phoenix FM in 2015. In April 2020, IDG-Accel Funds transferred all of its investment in Phoenix FM to us and Phoenix FM became a wholly owned subsidiary of us.

As of December 31, 2019, we had loan receivable of approximately RMB9.8 million due from Phoenix FM (Beijing) Information Technology Co., Ltd., or FM Beijing, the former subsidiary of Phoenix FM, which had been fully impaired in 2015. In April 2020, through a series of debt restructuring transactions, we acquired 19.99% of the equity interest in FM Beijing. In August 2020, we acquired 6.04% equity interest in Humanistic Intelligence Inc., or Humanistic Intelligence, through a share exchange transaction related to FM Beijing, and recognized a gain of RMB6.0 million (US$0.9 million) from the transaction, which was included in the income/(loss) from equity method investments, net of impairment item in the consolidated statements of comprehensive income/(loss) of 2020. As the investment in Humanistic Intelligence is redeemable at the option of us, it is not considered in-substance common stock but considered debt securities. Our investment in Humanistic Intelligence is classified as available-for-sale debt investments and reported at fair value. As of December 31, 2020, the fair value of investment in Humanistic Intelligence was RMB6.0 million (US$0.9 million).

We made substantial investments in Particle in the form of investments and loans in the past. Particle operates Yidian, a personalized news and life-style information application in China that allows users to define and explore desired content on their mobile devices. In March 2019, we entered into a share purchase agreement with Run Liang Tai Management Limited, or Run Liang Tai, to sell 32% equity interest in Particle on an as-if converted basis to Run Liang Tai and its designated entities, or the Proposed Buyers, for a total consideration of US$448 million in cash. On July 23, 2019, we entered into a supplemental agreement with Run Liang Tai, or the Particle Supplemental Agreement, to increase the number of shares to be transferred to the Proposed Buyers after we had a dispute with Run Liang Tai regarding the satisfaction of certain closing conditions under the original share purchase agreement. According to the Particle Supplemental Agreement, we agreed to increase the number of shares of Particle to be transferred to the Proposed Buyers from 199,866,509 shares to 212,358,165 shares while the total purchase price will remain unchanged at US$448 million. In addition, we agreed that the Proposed Buyers may pay the purchase price in several installments and deliver the preferred shares of Particle to the Proposed Buyers in batches. We completed delivery of the first batch of Particle shares to the Proposed Buyers pursuant to the Particle Supplemental Agreement and received consideration of US$200 million for such shares and recognized a gain on disposal of available-for-sale debt investments of RMB1,001.2 million in the consolidated statements of comprehensive income/(loss) in 2019, and we have received a further deposit of US$50 million for the second batch preferred shares of Particle to be delivered to the Proposed Buyers in or before August 2020. On January 20, 2020, we entered into an agreement with Long De Cheng Zhang (Tianjin) Investment Management Center and Long De Holdings (Hong Kong) Co., Limited, collectively the Long De Entities, or the Co-Sale Agreement. Pursuant to the Co-Sale Agreement, the Long De Entities will sell approximately 9.8 million preferred shares of Particle, or the Long De Sale Shares to the Proposed Buyers and the number of Particle shares to be sold by us will be reduced accordingly. In August 2020, we signed a new share purchase agreement, or the New SPA, with Run Liang Tai. Under the New SPA, the rights and obligations of both the Proposed Buyers and us with respect to the second batch of shares under the previous agreements were terminated, and instead, we agreed to sell a total of 140,248,775 shares of Particle to the Proposed Buyers at a total purchase price of US$150 million. On August 10, 2020, the Proposed Buyers paid approximately US$99.3 million to us under the New SPA, which represents the difference between the total purchase price and the US$50 million deposit already paid by the Proposed Buyers to us under the previous agreements plus certain other accrued interests. The transaction was closed on October 19, 2020 and we recognized a gain on disposal of available-for-sale debt investments of RMB477.3 million (US$73.1 million) in the consolidated statements of comprehensive income/(loss) in 2020. As of the date of this annual report, we held Series D1 convertible redeemable preferred shares of Particle, which had been accounted for as available-for-sale debt investments, representing an aggregate of approximately 0.66% equity interest in Particle on an as-if converted basis (which reflected the completion of the issuance of additional shares under Particle’s share incentive plan). The fair value of our available-for-sale debt investments in Particle was RMB30.7 million (US$4.7 million) as of December 31, 2020.

In December 2018, we acquired a 25.5% equity interest in Yitian Xindong, for an aggregate purchase price of RMB144.1 million. Telling Telecommunication Co., Ltd., or Telling Telecom, concurrently transferred another 25.5% of its equity interests in Yintian Xindong to Shenzhen Bingruixin Technology Co., Ltd., or Bingruixin, a third party, which then granted an option to us that allowed us to acquire a 25.5% equity interest from Bingruixin for RMB144.1 million. Bingruixin also entrusted the voting rights of such 25.5% equity interest to us, as a result of which we started to consolidate Yitian Xindong in our financial statements from December 28, 2018. We exercised the call option granted by Bingruixin on March 1, 2019 and acquired another 25.5% equity interest in Yitian Xindong. In May 2020, we entered into agreements with Shenzhen Shenghuayu Energy Conservation Service Co., Ltd., or Shenzhen Shenghuayu, Yitian Xindong and its management, and the other shareholder of Yitian Xindong. Pursuant to the agreements, we sold all of our equity interests in Yitian Xindong, as well as our rights to receive the contingent returnable consideration under the price adjustment mechanisms in connection with our original investment, to Shenzhen Shenghuayu for a total price of RMB313.6 million in cash. The disposal of Yitian Xindong was qualified for reporting as a “discontinued operation” in our financial statements. See “Item 5. Operating and Financial Review and Prospects — Overview” for further details on the relevant accounting treatment.

We hold 50% of the equity interests in Beijing Fenghuang Tianbo Network Technology Co., Ltd., or Tianbo. Before April 2019, as we had significant influence over financial and operating decision-making, we accounted for the 50% equity interest by using the equity method of accounting. On April 1, 2019, we obtained control over Tianbo and consolidated Tianbo starting from April 1, 2019 as we and other shareholders of Tianbo agreed to make certain revisions to the articles of association of Tianbo, which granted us the voting power to decide Tianbo’s significant financial and operating decisions at both the shareholder level and the board level, to accelerate the development of our real estate vertical and to further bolster the development of our real estate vertical and to create more synergies on Tianbo’s new business, with the equity interest in Tianbo of 50% unchanged. At the same time, we agreed with other shareholders of Tianbo and would provide free advertising resources to Tianbo as consideration to gain control over Tianbo. Tianbo is principally engaged in operation of the real estate vertical and sales of real estate advertisements for us.

In January 2015, we established a subsidiary, Shanghai Meowpaw Info&Tech Co., Ltd., or Meowpaw. Meowpaw is engaged in creating intellectual properties, related games, books, movies and animations, etc. In July 2020, we, through one of our subsidiaries, Meowpaw and the non-controlling shareholder of Meowpaw entered into a share transfer agreement. According to such agreement, the non-controlling shareholder sold the 25% of Meowpaw’s equity interest it then held to us at a nominal consideration and Meowpaw has become a 100% owned subsidiary of us.

In November 2018, we acquired a 10% equity interest in Yitong Technology (Hangzhou) Limited, or Yitong Technology, by investing in newly issued shares of Yitong Technology with a total consideration of RMB13.0 million. Yitong Technology mainly engages in big data application development and operation in China. As of December 31, 2020, the carrying value of our equity investment in Yitong Technology was RMB13.0 million (US$2.0 million).

In January 2020, we and an independent third party proposed to jointly operate advertising business. One of our wholly-owned subsidiaries, Fengqingyang (Beijing) Culture Transmission Co., Ltd., or Fengqingyang, formerly known as Beijing Youjiuzhou Technology Co., Ltd., underwent an increase in share capital and as a result, we and the third-party hold 60% and 40% of the equity interest in Fengqingyang, respectively. We continue to consolidate Fengqingyang.

In May 2020, our board of directors approved an investment program in selected venture capital funds, according to which, we signed the relevant agreements in relation to a total amount of RMB90.0 million investments and acquired partnership interests in three funds. As of December 31, 2020, we made a total of RMB72.0 million (US$11.0 million) investments in these three funds. Investments in two of such funds with total considerations of RMB60.0 million (US$9.2 million) were accounted for under equity method as significant influence could be imposed by us, and the investment in the other fund of RMB12.0 million (US$1.8 million) was accounted for using the net asset value as a practical expedient under ASC 820. The carrying value of investments in the three funds as of December 31, 2020 were RMB71.8 million (US$11.0 million). As of March 31, 2021, we have already made investments in these three funds with a total amount of RMB81.0 million (US$12.4 million).

In December 2020, we acquired, through Tianying Jiuzhou, approximately 3.7773% partnership interests in Guangzhou Kesheng Jiada Network Partnership, or Kesheng Jiada, with a consideration of RMB10.0 million (US$1.5 million), representing 1.0% indirect equity interests in 4K Garden Network Technology (Guangzhou) Co., Ltd., or 4K Garden, a company that focuses on developing 4K ultra HD content ecosystem and related technology and 5G+ ultra HD application technology platform. Kesheng Jiada is a special purpose vehicle that holds equity interests in 4K Garden. As the investments in Kesheng Jiada lack readily determinable fair values, we elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. As of December 31, 2020, the carrying value of the equity investment was RMB10.0 million (US$1.5 million). In January 2021, we acquired additional 1.8886% partnership interests in Kesheng Jiada, representing 0.5% indirect equity interests in 4K Garden, with a consideration of RMB5.0 million (US$0.8 million).

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

Our business could also be adversely affected by the effects of health epidemics and pandemics, such as COVID-19, Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS. For example, since January 2020, COVID-19 has spread throughout China and worldwide. The Chinese central government and local governments in China have introduced various temporary measures to contain the COVID-19 outbreak that have adversely impacted national and local economy to different degrees. We have observed negative impact on our advertising business as our clients in China have been forced to reevaluate their marketing strategies and budgets and our business operations have had and may continue to be adversely affected. In addition, our business operations could be disrupted if any of our employees is suspected of contracting the COVID-19 or any other epidemic disease, since our employees could be quarantined and/or our offices be shut down for disinfection. The potential downturn brought by and the duration of the COVID-19 may be difficult to assess or predict where actual effects will depend on many factors beyond our control. The extent to which the COVID-19 impacts our business, results of operations, cash flows and financial condition remains uncertain, and we are closely monitoring its impact on us. Our business, results of operations, financial conditions and prospects could be materially and adversely affected to the extent that the COVID-19 or any other epidemic harms the Chinese economy in general. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Risks Relating to Our Corporate Structure

Phoenix TV (BVI) owns our Class B ordinary shares with 1.3 votes per share, allowing it and Phoenix TV to exercise control over matters subject to shareholder approval, and their interests may not be aligned with the interests of our other shareholders.

Phoenix TV (BVI), a wholly owned direct subsidiary of Phoenix TV, owned 54.5% of our total issued and outstanding shares as of March 31, 2021. Moreover, all shares held by Phoenix TV (BVI) are Class B ordinary shares with 1.3 votes per share. As a result, Phoenix TV (BVI) held 60.9% of the total voting power of our ordinary shares as of March 31, 2021. Accordingly, Phoenix TV (BVI), and Phoenix TV through Phoenix TV (BVI), have substantial control over the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, and their interests may not align with the interests of our other shareholders. Phoenix TV (BVI) may take actions that are not in the best interest of us or our other shareholders and may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit our other shareholders. This significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors’ perception that conflicts of interest may exist or arise.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in Internet and mobile businesses. Specifically, pursuant to the Regulations for Administration of Foreign-Invested Telecommunications Enterprises issued by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016, foreign ownership in an Internet content provider or other value-added telecommunication service providers may not exceed 50%. We conduct our operations in China principally through contractual arrangements among our wholly-owned PRC subsidiaries, Fenghuang On-line and Qieyiyou, and three affiliated consolidated entities in the PRC, namely, Tianying Jiuzhou, Fenghuang Ronghe and Chenhuan, and their respective shareholders. Fenghuang Ronghe holds 100% equity interests of Yifeng Lianhe. Yifeng Lianhe holds the licenses and permits necessary to conduct our mobile business in China, while Tianying Jiuzhou holds the licenses and permits necessary to conduct our Internet portal, video, mobile business, and Internet advertising and related businesses in China. Our contractual arrangements with Tianying Jiuzhou, Fenghuang Ronghe and Chenhuan, and their respective shareholders enable us to exercise effective control over these entities and hence treat them as our affiliated consolidated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

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

In August 2011, MOFCOM promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rules, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular No. 6. The MOFCOM Security Review Rules came into effect on September 1, 2011 and replaced the Interim Provisions of MOFCOM on Matters Relating to the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by MOFCOM in March 2011. According to these circulars and rules, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises having “national security” concerns. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review, MOFCOM will look into the substance and actual impact of the transaction. The MOFCOM Security Review Rules further prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that our online game business falls into the scope subject to the security review, and there is no requirement for foreign investors in those mergers and acquisitions transactions already completed prior to the promulgation of Circular No. 6 to submit such transactions to MOFCOM for security review. As we have already obtained the “de facto control” over our variable interest entities prior to the effectiveness of these circulars and rules and our current business would not have concerns on “national defense and security” or “national security”, we do not believe we are required to submit our existing contractual arrangement to MOFCOM for security review. However, as there is a lack of clear statutory interpretation on the implementation of these circulars and rules, there is no assurance that MOFCOM will have the same view as we do when applying.

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

We and our non-PRC subsidiaries rely on dividends and other distributions on equity from our PRC subsidiaries, for our cash requirements, including the funds necessary to repay the short-term loans or service any debt we may incur. If our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Fenghuang On-line and Qieyiyou currently have in place with the respective affiliated consolidated entities in a manner that would materially and adversely affect the ability of Fenghuang On-line and Qieyiyou to pay dividends and other distributions to us. Further, relevant PRC laws, rules and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, determined in accordance with accounting standards and regulations of China. Our PRC subsidiaries must set aside at least 10% of after-tax income each year to reserve funds prior to payment of dividends until the cumulative fund reaches 50% of their respective registered capital. As a result of these PRC laws, rules and regulations, our PRC subsidiaries are restricted from transferring a portion of their net assets to us whether in the form of dividends. As of December 31, 2020, our consolidated accumulated deficit was RMB88.2 million (US$13.5 million), out of which our PRC subsidiaries’ retained earnings were approximately RMB1,015.3 million (US$155.6 million). Any limitation on the ability of our PRC subsidiaries to pay dividends to us and our non-PRC subsidiaries could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, repay loans or otherwise fund and conduct our business.

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

Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, restricting the inflow and outflow of foreign capital, regulating financial services and institutions, and providing preferential treatment to particular industries or companies.

While the Chinese economy has grown significantly in the past years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage or contain economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on our operations. For example, our operating results and financial condition may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. The PRC government also has significant authority to exert influence on the ability of a China-based issuer, such as our company, to conduct its business. In addition, in the past the PRC government has implemented certain measures, including increases in interest rates and the reserve requirement ratio of the People’s Bank of China, or the PBOC, to control the pace of growth.

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

The PRC legal system is a civil law system based on written statutes. Unlike in the common law system, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct substantially all of our business through our subsidiary and consolidated affiliates and their subsidiaries established in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of Chinese administrative and court proceedings and the level of legal protection we enjoy in China than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our employees, business partners, customers and suppliers. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Uncertainties due to evolving laws and regulations could also impede the ability of a China-based issuer, such as our company, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. In addition, if China adopts more stringent standards with respect to environmental protection or corporate social responsibilities, we may incur increased compliance cost or become subject to additional restrictions in our operations. Accordingly, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. For instance, on March 15, 2019, the National People’s Congress promulgated the FIL, which took effect on January 1, 2020, and the government authorities may promulgate other implementation rules subsequently. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Foreign Investment Law.” Substantial uncertainties still exist with respect to the interpretation and implementation of these new laws. As a result, we may not be aware of how it may impact the viability of our current corporate structure, corporate governance and business operations. These uncertainties could limit the legal protections available to us and other foreign investors. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

Fluctuations in exchange rates of the Renminbi could materially affect our reported operating results.

The exchange rates between the Renminbi and the U.S. dollar, Euro and other foreign currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. In 2018, the RMB depreciated approximately 5.7% against the U.S. dollar; in 2019, the RMB depreciated approximately 1.3% against the U.S. dollar; and in 2020, the RMB appreciated approximately 6.3% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. It remains unclear what further fluctuations may occur or what impact this will have on our results of operations.

As we may rely on dividends and other fees paid to us by our subsidiary and affiliated consolidated entities in China, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we will receive from any offshore financing that we may undertake in the future into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes or commercial reasons, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. We recorded foreign exchange gain of RMB6.8 million, RMB7.9 million and RMB5.5 million (US$0.8 million) in 2018, 2019 and 2020, respectively, primarily due to the RMB fluctuation against the U.S. dollar. Our operating results are sensitive to changes in exchange rates of the Renminbi. Future fluctuations that are adverse to us could have a material adverse effect on our results of operation, financial condition or liquidity.

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

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon us, our directors and executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Even if you obtain a judgment against us, our directors, executive officers or the expert named in this annual report in a U.S. court or other court outside China, you may not be able to enforce such judgment against us or them in China. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts in the United States, the United Kingdom, Japan or most other western countries. Therefore, recognition and enforcement in China of judgments of a court in any of these jurisdictions may be difficult or impossible. In addition, you may not be able to bring original actions in China based on the U.S. or other foreign laws against us, our directors, executive officers or the expert named in this annual report either. As a result, shareholder claims that are common in the U.S., including class action securities law and fraud claims, are difficult or impossible to pursue as a matter of law and practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. While detailed interpretation of or implementation rules under Article 177 of the PRC Securities Law is not yet available, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by investors in protecting your interests. If an investor is unable to bring a U.S. claim or collect on a U.S. judgment, the investor may have to rely on legal claims and remedies available in China or other overseas jurisdictions where a China-based issuer, such as our company, may maintain assets. The claims and remedies available in these jurisdictions are often significantly different from those available in the United States and difficult to pursue. Therefore, you may not be able to effectively enjoy the protection offered by the U.S. laws and regulations that intend to protect public investors.

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

On July 4, 2014, SAFE issued the Circular on Several Issues Concerning Foreign Exchange Administration of Domestic Residents Engaging in Overseas Investment, Financing and Round-Trip Investment via Special Purpose Vehicles, or SAFE Circular 37, which became effective on the same date. SAFE Circular 37 and its detailed guidelines require PRC residents to register with the local branch of SAFE before contributing their legally owned onshore or offshore assets or equity interests into any special purpose vehicle, or SPV, directly established, or indirectly controlled, by them for the purpose of investment or financing; SAFE Circular 37 further requires that when there is (i) any change to the basic information of the SPV, such as any change relating to its individual PRC resident shareholders, name or operation period; or (ii) any material change, such as increase or decrease in the share capital held by its individual PRC resident shareholders, a share transfer or exchange of the shares in the SPV, or a merger or split of the SPV, the PRC resident must register such changes with the local branch of SAFE on a timely basis. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Foreign Exchange Registration of Offshore Investment by PRC Residents.”

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

Under PRC law, a company setting up premises outside its resident address for business operations must register such operating offices with the relevant local industry and commerce bureau at the place where such premises are located as branch companies and shall obtain business licenses for such branches. Our affiliated consolidated entities and their respective subsidiaries have operations at locations other than their respective resident addresses. If the PRC regulatory authorities determine that we are in violation of relevant laws and regulations, we may be subject to relevant penalties, including fines, confiscation of income, and suspension of operation. If we are subject to these penalties, our business, operating results, financial condition and prospects could be materially and adversely affected.

We could be adversely affected by political tensions between the United States and China.

Political tensions between the United States and China have escalated in recent years due to, among other things, the trade war between the two countries since 2018, the COVID-19 outbreak, the PRC National People’s Congress’ passage of Hong Kong national security legislation, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government, various executive orders issued by former U.S. President Donald J. Trump such as the one issued in August 2020 that prohibits certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and the respective subsidiaries of such companies, the executive order issued in November 2020 that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies” named in such executive order, as well as the executive order issued in January 2021 that prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain “Chinese connected software applications”, including Alipay and WeChat Pay, as well as the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by China’s Ministry of Commerce, or MOFCOM, on January 9, 2021 which will apply to Chinese individuals or entities that are purportedly barred by a foreign country’s law from dealing with nationals or entities of a third country. Rising political tensions between China and the U.S. could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may have the effect of restricting our ability to transact or otherwise do business with entities within or outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. If we were unable to conduct our business as it is currently conducted as a result of such regulatory changes, our business, results of operations and financial condition would be materially and adversely affected.

Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets, and delisting China-based companies from U.S. national securities exchanges. In January 2021, after reversing its own delisting decision, the NYSE ultimately resolved to delist China Mobile, China Unicom and China Telecom in compliance with the executive order issued in November 2020, after receiving additional guidance from the U.S. Department of Treasury and its Office of Foreign Assets Control. These delistings have introduced greater confusion and uncertainty about the status and prospects of Chinese companies listed on the U.S. stock exchanges. If any further such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States such as us, and we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S. such as the NYSE or the Nasdaq Stock Market or that you will always be allowed to trade our shares or ADSs.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our annual report filed with the SEC, as auditors of companies that are traded publicly in the U.S. and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. Because our auditors are located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects the U.S. regulators’ heightened interest in this issue. In a statement issued on December 9, 2019, the SEC reiterated concerns over the inability of the PCAOB to conduct inspections of the audit firm work papers with respect to U.S.-listed companies that have operations in China, and emphasized the importance of audit quality in emerging markets, such as China. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding the investors that in investing in companies that are based in or have substantial operations in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading, and there is also a greater risk of fraud. In the event of investor harm, there is substantially less ability to bring and enforce SEC, DOJ and other U.S. regulatory actions, in comparison to U.S. domestic companies, and the joint statement reinforced past SEC and PCAOB statements on matters including the difficulty to inspect audit work papers in China and its potential harm to investors.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our consolidated financial statements.

Due to the enactment of the Holding Foreign Companies Accountable Act, or the HFCA Act, we may not be able to maintain our listing on the NYSE or the trading of our ADSs in any U.S. market.

In December 2020, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, which includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate because of restrictions imposed by non-U.S. authorities in the auditor’s local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures on foreign ownership and control of such issuers in their SEC filings. Furthermore, the HFCA Act amends the Sarbanes-Oxley Act of 2002 to require the SEC to prohibit securities of any U.S. listed companies from being traded on any of the U.S. national securities exchanges, such as NYSE and Nasdaq Stock Market, or in the U.S. “over-the-counter” markets, if the auditor of the U.S. listed companies’ financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law becomes effective.

While the SEC has not yet identified a list of issuers whose auditors are not subject to PCAOB inspections, the first such list could be released in early 2022. On March 24, 2021, the SEC announced the adoption of interim final amendments to implement the submission and disclosure requirements of the HFCA Act. In the announcement, the SEC clarifies that before any issuer will have to comply with the interim final amendments, the SEC must implement a process for identifying covered issuers. The announcement also states that the SEC staff is actively assessing how best to implement the other requirements of the HFCA Act, including the identification process and the trading prohibition requirements. Enactment of the HFCA Act and other efforts to increase the U.S. regulatory access to audit information could cause investor uncertainty as to China-based issuers’ ability to maintain their listings on the U.S. national securities exchanges, including us, and the market price of the ADSs could be adversely affected. We cannot assure you that we will not be identified by the SEC as an issuer whose audit report is prepared by auditors that the PCAOB is unable to inspect or investigate. We cannot assure you that, once we have a “non-inspection” year, we will be able to take remedial measures in a timely manner, and as a result, and we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Stock Market, or that you will always be allowed to trade our shares or ADSs. If we were subject to the trading prohibitions of the HFCA Act, the market price and liquidity of our ADSs will be materially and adversely affected.

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

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2021, we had 582,324,325 ordinary shares outstanding, including 317,325,360 Class B ordinary shares and 264,998,965 Class A ordinary shares part of which are represented by 32,692,364 ADSs. All ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding are available for sale upon the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. In addition, ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

As a foreign private issuer, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic issuers, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, quarterly certifications by the principal executive and financial officers, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, the executive compensation disclosure requirements to which we are subject under Form 20-F are less rigorous than those required of U.S. issuers under Form 10-K. Furthermore, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers are required to file their annual report on Form 10-K within 60 to 90 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation FD, aimed at preventing issuers from making selective disclosures of material information. Although we intend to make quarterly reports available to our shareholders in a timely manner and are required under the Exchange Act to provide current reports on Form 6-K, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum of association and second amended and restated articles of association, the Cayman Islands Companies Act (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law may be narrower in scope or less developed than they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. Furthermore, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. As a result, public shareholders may have more difficulties in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a Delaware company.

Legislation enacted in the Cayman Islands and the British Virgin Islands as to economic substance may affect our corporate structure and cause us to incur additional compliance costs.

Each of our company and its subsidiary, Fread Limited, is an exempted company incorporated in the Cayman Islands. Pursuant to the International Tax Cooperation (Economic Substance) Act (2021 Revision) of the Cayman Islands, or the “Cayman ES Act”, that came into force on January 1, 2019, a “relevant entity” engaged in “relevant activities” is required to satisfy the economic substance test set out in the Cayman ES Act. A “relevant entity” includes, amongst others, an exempted company incorporated in the Cayman Islands (such as our company and Fread Limited) and does not include an entity that is tax resident outside the Cayman Islands. Based on the current interpretation of the Cayman ES Act, we believe that our company and Fread Limited are each a pure equity holding company since we and Fread Limited only hold equity participation in other entities and only earn dividends and capital gains. Accordingly, for so long as our company and Fread Limited are each a “pure equity holding company”, we and Fread Limited are only subject to minimum substance requirements in accordance with the Cayman ES Act.

One of our subsidiaries, or the BVI Subsidiary, is a business company incorporated under the laws of the British Virgin Islands, or BVI, prior to January 1, 2019. Pursuant to the Economic Substance (Companies and Limited Partnerships) Act, 2018 of the British Virgin Islands, or the “BVI ES Act”, that came into force on January 1, 2019, a “legal entity” which carries on a “relevant activity” is required to satisfy the economic substance test set out in the BVI ES Act. A “legal entity” (which based on the current interpretation of the BVI ES Act, includes a business company incorporated in the British Virgin Islands but does not include an entity that is resident for tax purposes in a jurisdiction outside the British Virgin Islands which is not on Annex 1 to the EU list of non-cooperative jurisdictions for tax purposes) carrying on any “relevant activity” is required to satisfy the economic substance test as set out in the BVI ES Act.  “Relevant activities” include any of the following activities: banking business, insurance business, fund management business, finance and leasing business, distribution and service centre business, shipping business, holding business, intellectual property business and headquarters business. To the extent that a “legal entity” carries on no relevant activity other than holding equity participations in other entities and earning dividends and capital gains, it will be subject to reduced economic substance requirements in accordance with the BVI ES Act.

As there are still uncertainties regarding the interpretation and implementation of the Cayman ES Act and the BVI ES Act, it is not possible at this stage to be definitive as to the extent of substance which our company, Fread Limited or the BVI Subsidiary will be required to have in the Cayman Islands or BVI respectively.

We will make all endeavors to ensure our company, Fread Limited and the BVI Subsidiary comply with the economic substance requirements under the relevant legislation. However, in doing so, our company, Fread Limited and the BVI Subsidiary may incur additional compliance costs (such as payment of fees for attending to annual filings with the relevant governmental authorities); and/or if our company, Fread Limited or the BVI Subsidiary fail to satisfy the economic substance test set out in the Cayman ES Act or the BVI ES Act (as the case may be), we, Fread Limited and the BVI Subsidiary may initially be subject to penalties in accordance with the Cayman ES Act and the BVI ES Act respectively.

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

Holders of our ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement for the ADSs. Under our second amended and restated articles of association, the minimum notice period required to convene a general meeting is 10 days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

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

Fenghuang On-line was established in December 2005. On December 31, 2009, Fenghuang On-line entered into a series of contractual arrangements with each of Tianying Jiuzhou and Yifeng Lianhe and their respective shareholders to govern our relationships with Tianying Jiuzhou and Yifeng Lianhe, at which time we became operational in our current corporate structure. During the first quarter of 2021, Fenghuang On-line terminated the contractual agreements with Yifeng Lianhe and then entered into a series of new contractual arrangements with Fenghuang Ronghe. Shareholders of Yifeng Lianhe transferred all of their equity interests in Yifeng Lianhe to Fenghuang Ronghe, as a result of which Yifeng Lianhe became a wholly owned subsidiary of Fenghuang Ronghe. The contractual arrangements with Tianying Jiuzhou and Fenghuang Ronghe and their respective shareholders allow us to effectively control Tianying Jiuzhou and Fenghuang Ronghe (and indirectly control their respectively subsidiaries such as Yifeng Lianhe) and to derive substantially all of the economic benefits from them. See “—C. Organizational Structure — Contractual Arrangements with Our Affiliated Consolidated Entities.”

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

We are a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, we enable consumers to access professional news and other quality information and UGC, on the Internet and through their PCs and mobile devices. We also transmit our UGC and in-house produced content to TV viewers primarily through Phoenix TV. Our PC channel includes major verticals such as news, finance, video, automobile, technology, entertainment, military, real estate, fashion and sport. Our mobile channel includes our mobile news application, mobile video application, mobile digital reading applications and mobile Internet websites. We also act as a unique and quality content provider for multiple third-party channel. The appeal of our brand is enhanced by its affiliation with the “Phoenix” (“鳳凰”) brand of Phoenix TV.

According to iResearch, our number of PC monthly unique visitors was 112 million in December 2020 and we have ranked second among all Internet portals in China in terms of monthly unique visitors in December 2020. We earn revenues from advertising and paid services, which accounted for 92.1% and 7.9% of our total revenues, respectively, in 2020.

We recognize revenues from our advertising services on a net basis, after deducting the agency service fees we pay to advertising agencies and the value-added tax, or VAT, and the cultural development fee. We provide advertising services through PC channel and mobile channel, which accounted for 29.6% and 70.4% of our net advertising revenues, respectively, in 2020.We see mobile devices as the primary gateway for news and other media content consumption going forward. In recent years, we have taken steps to optimize our business model by shifting our revenue mix towards our mobile channels. By continuing to strengthen our core competencies of content production capability, dedication to serious journalism and cutting-edge technology, we believe that we will be better positioned to capitalize on emerging opportunities as increasing numbers of consumers in China use Internet-enabled mobile devices to consume news and other media content.

We offer a wide variety of paid services primarily through our mobile channel and operations with the telecom operators. Our paid services revenues were primarily generated from (i) paid contents, which includes digital reading, audio books, paid videos, and other content-related sales activities, (ii) games, which includes web-based games and mobile games, (iii) MVAS, and (iv) others. Prior to 2019, our paid services revenues were primarily generated from (i) digital entertainment, which included digital reading and MVAS, and (ii) games and others, which included web-based games, mobile games, content sales, and other online and mobile paid services through our own platforms. For comparison purposes, the revenues from paid services for the year ended December 31 2018 have been retrospectively re-classified. We derived 48.2%, 0.2%, 13.7% and 37.9% of our paid services revenues, respectively, from our paid contents, games, MVAS, and others in 2020. Our paid services revenues decreased from RMB133.0 million in 2019 to RMB95.8 million (US$14.7 million) in 2020, mainly caused by a 35.1% decrease in the revenues generated from paid contents, which was primarily attributable to the tightened rules and regulations on digital reading in China and in line with the broader market conditions reflecting the trend towards free online reading.

Our Relationship with Phoenix TV

We are a subsidiary of Phoenix TV, a leading Hong Kong-based satellite TV network broadcasting Chinese language content globally and into China. Phoenix TV indirectly owned 54.5% of our ordinary shares and 60.9% of the voting power of our ordinary shares as of March 31, 2021.

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

Third-Party Professional Content. We have entered into content licensing agreements with approximately 581 professional content providers in aggregate. We obtain our print content from major Chinese print media and news wires. Our content sources include companies such as China News Service, Xinhua News Agency and the Huanqiu.com, as well as China’s top image providers. The video content we source from third parties is primarily comprised of news and documentaries, which cater to our users’ preferences. We obtain our third-party video content from major Chinese television broadcasters, such as Shenzhen Satellite TV, Dongnan Satellite TV and Liaoning Satellite TV. The content that we source from professional third parties comprises the majority of the content on our PC websites, mobile applications and mobile websites.

Original IP Content. We started to build our original IP contents since 2018. In terms of our IP strategy, we have pioneered new programming formats through the combination of culture, interviews, cross-discipline, and reality shows. We frequently conduct interviews with government officials, thought leaders, celebrities and other compelling public figures and we have provided coverage on hundreds of conferences and forums. To engage a growing fan base, we transmit a considerable amount of our in-house produced content to third-party internet video streaming platforms and to certain Chinese TV networks from time to time. A prime example is our launch of the fourth season of Shede Wisdom People (“舍得智慧人物”), which generated encouraging results with the first episode of the series immediately achieved a total of more than 100 million views and reaching the top of trending lists on different social media platforms. Our investment in original IP content with intellectual property rights has not only inspired our users, but has also generated substantial traffic and financial returns.

We-media Content. We-media content covers various verticals in the form of text, photos, videos, etc., adding an important complementary component to the content we deliver.

Online Literature Content. We offer our users a full-fledged online reading experience by providing them a plenty of high-quality literary contents such as science fiction, urban romantic fiction, mystery fiction, etc. Furthermore, we are cultivating these content into online series, comic books, audiobooks and short-form videos to improve our user experience.

Content Editing and Production

Content editing and production are critical components of our content production process. We had a team of 376 editors as of December 31, 2020 organized generally by interest-based vertical. We believe that we possess a strong ability to select and distill compelling news stories and frame issues for our users in a distinctive way. Beyond distributing a large amount of news and information in a timely manner, we provide independent social commentary and analyses. We not only edit our videos, primarily consisting of news, documentaries and interviews into short clips but also organize our content by interest-based vertical and segment it further by featured topic. To produce an engaging user experience, we actively combine text, image, video and live broadcasting content and integrate interactive UGC.

Content Monitoring

We implement monitoring procedures for all of our published content to remove inappropriate or illegal content, including but not limited to we-media and UGC from our discussion forum, comments postings and user survey services. As of December 31, 2020, our content screening team consists of four employees and more than 200 outsourced staff members who are responsible for monitoring and preventing the public release of inappropriate illegal content. In addition to the staff of our content screening team, we also take advantage of the assistance of AI technology to ensure the efficiency and safety for our content monitoring. Text, images and video content are screened by our content screening team, which reviews the content on a 24-hour, 3-shift basis and employs monitoring procedures, including (i) technology screening, where a text filtering system screens content based on pre-set key words and identifies suspected information; and (ii) manual review, where the content that passes the technology screening is reviewed by the content screening team and the flagged content identified by our technology is reviewed and confirmed before it can be released. For technology screening, the machine recognizes the video and image content and we use an in-house developed identification system in order to comply with PRC regulatory requirements regarding Internet content.

Our Channels

We provide our content and services through three major channels, including our PC channel, our mobile channel and third-party channel. We also transmit our content to TV viewers, primarily through Phoenix TV. Together, these channels form a converged platform providing integrated text, image, video and live broadcasting content, and employing a variety of interactive formats to create an extensive, personalized and hands-on experience for our users. We derive advertising revenues through our PC channel and mobile channel. In addition, we generate paid services revenues through PC, mobile and third-party channel.

Our PC Channel

Our PC channel consists of our website at ifeng.com, which comprises our interest-based verticals and interactive services. According to iResearch, our number of PC monthly unique visitors was 112 million in December 2020. We have ranked second among all Internet portals in China in terms of monthly unique visitors in December 2020.

Interest-based Verticals. We currently provide over 44 interest-based verticals, each of which features integrated text, image, video and live broadcasting content and embedded interactive services, such as user surveys and comment postings. Since ifeng.com is one of multiple access points to our converged platforms, our users can also access a significant portion of our interest-based verticals’ content through our mobile channel, and can view in-house produced content and UGC created on these verticals on Phoenix TV’s regular programs. Our most popular verticals include:

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

•

Video. Our v.ifeng.com vertical offers timely video-based coverage as well as customized news programs. In addition, by leveraging the exclusive resources from Phoenix TV’s global journalism station, we are able to produce distinguished and influential news through short videos. By optimizing our AI image recognition technology, we have enhanced our ability to identify and restrict video content violating our standards, cultivated a proprietary supply of high-quality content, and actively partnered with professional video content producers to provide users with more high-quality and original short-form video content. Meanwhile, our live broadcasting vertical, FENG Live (“风直播”), offers live broadcasting news and information to provide real-time professional reports of hit events, conferences and etc.

•

Automobiles. Our automobiles vertical, ifeng Auto, offers the latest automobile-related news and information to provide car buyers and automobile enthusiasts with the most current information on automotive pricing, reviews and featured guides.

•

Entertainment. Our entertainment vertical spans greater China and strives to cover entertainment news and developments in China, Hong Kong, Taiwan and globally among the Chinese community. This vertical provides broad coverage of the latest entertainment news, including movies, television programs, plays, operas, as well as popular and classical music. It features our in-house produced video program of candid celebrity interviews.

•

Military affairs. Our military affairs vertical provides updated information and commentary on military affairs and defense matters to target a broad audience, which both includes military professionals and amateurs.

•

Real Estate. Based on the media characteristic of our company, the real estate vertical integrates massive resources of the industry and make an objective and detailed interpretation to the real estate market. We provide real estate related information including building details, the information of rental and purchasing of new residential property and second housing, and residential ecological service. The main sections include house.ifeng.com, izhiliao.com, iqidian.com and wenlv.house.ifeng.com. Fengcx.com is a full-fledged digital media platform that tracks the latest real estate financial news in real time to provide valuable reference for buyers, investors and enterprises.

•

Fashion. Our fashion vertical provides coverage on fashion, beauty, weight loss, luxury goods, furniture, art and other popular topics around the theme of refined lifestyle. It offers information on international fashion trends and new fashion concepts. Our fashion vertical covers a variety of luxury topics, including wines, cigars, high-end brand apparel and accessories, as well as services aimed at the high net worth population. It also provides real-time coverage of major world fashion events, bringing users the latest information on styles and trends. We organize our Fashion Award Gala in Beijing every year, with the participation of the most popular celebrities and fashion KOLs, the events received positive feedback, further demonstrating our unparalleled brand influence.

•	Sports. Our sports vertical offers multimedia news and information on a wide range of sporting events, and broadcasts both live and recorded domestic and international sports matches.
•	We-media. Our We-media vertical, Dafenghao (“大风号”), offers various we-media content.
•

History. Our history vertical provides content about Chinese and international history. We investigate relatively unexplored historical turning points and events and provide in-depth analyses of historical figures and events.

•

Technology. Our technology vertical provides content relates to real-time reports of relevant hot topics in the TMT industry. In addition, the remarkable content in our technology vertical is Phoenix Lab (“凰家评测”), whose video series is designed to offer reviews of products and services that are both trustworthy and entertaining in the form of short-form videos, thus providing unbiased purchasing advice to China’s rising middle-class.

•

PC Digital Reading. Our PC digital reading service provides fee-based Internet literatures from writers and digital format books licensed from third-party publishers to customers on our PC platforms, including Fread.com, an independent domain launched by Fread Limited in September 2018. Revenues generated from digital reading are recorded in paid contents revenues under paid services revenues.

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

Our Mobile Channel

Our mobile channel includes (i) ifeng news application, (ii) ifeng video application, (iii) mobile Internet websites i.ifeng.com (“mobile websites”), and (iv) digital reading applications.

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

•

Digital reading applications. Our digital reading applications, such as Fanyue Novel (“翻阅小说”) provide fee-based Internet literatures from writers and digital format books licensed from third-party publishers to customers on our mobile platform. By offering Fanyue Novel, our users are able to enjoy a full-fledged online reading experience and enable us to lay a solid foundation for building our own closed-loop IP ecosystem. Revenues generated from digital reading are recorded in paid contents revenues under paid services revenues.

Third-Party Channel

In addition to our own channels, we have opened public accounts on popular social media in China including but not limited to WeChat, Weibo, Douyin, Kuaishou and Bilibili to distribute content in certain verticals such as product reviews, finance, technology, fashion and entertainment.

We also rely on Telecom Operators’ platforms, or MVAS, Internet search engines and navigation sites to provide quality content for our high-end users. As a prime example of our converged platforms, the Telecom Operators’ platforms, or MVAS consist mainly of the following product lines: wireless value-added services, or WVAS, mobile newspaper service and mobile video service delivered through the Telecom Operators’ platforms.

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

As is typical in China’s online advertising industry, we primarily enter into advertising service contracts through third-party advertising agencies. We mainly have three types of pricing models, consisting of the Cost Per Day (“CPD”) model, the Cost Per Impression (“CPM”) model, and the Cost Per Click (“CPC”) model. In 2020, our advertising services are primarily on our mobile channel, and we expect our advertising services on mobile will continue to increase going forward. In addition, together with Phoenix TV, we provide bundled new media and TV advertising solutions to certain of Phoenix TV’s advertisers.

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

We have a diverse advertising client base, including both Chinese and international brand advertisers. Our top ten advertisers accounted for 37.5% of our total gross advertising revenues in 2020. Our advertisers generally are in the real estate, automobile, e-commerce, financial services, food & beverages, Internet services, entertainment and tourism services, communication services, retail services, IT products, cosmetic products, luxury brands, airline, health care and education industries.

Paid Services

The following table sets forth our paid services offerings on telecom operators’ platforms and our own platforms and the percentage contribution of our various paid services to our paid services revenues and our total revenues in 2020.

Paid Services Offerings	% of Paid Service Revenues	% of Total Revenues
Paid contents
Digital reading, audio books, paid videos, and other content-related sales activities	48.2%	3.8%
Games
Web-based games and mobile games	0.2%	0.0%
MVAS
Mobile value-added services delivered through telecom operators’ platforms, or MVAS	13.7%	1.1%
Others
E-commerce and online real estate related services, etc.	37.9%	3.0%

Our Advertising Execution Team

We have a dedicated team to manage the advertising execution which includes a series of review procedures on our advertising material before we display such material on our platforms interfaces. This team checks advertisements to ensure that they do not contain any racial, violent, pornographic or other inappropriate content. This team also verifies that advertisers have provided relevant government approvals if their advertisements are subject to special government requirements.

Marketing and Promotion

We employ a variety of traditional and online marketing programs and promotional activities to build our brand as part of our overall marketing strategy. We focus on building brand awareness and growing our user base through proactive public relations and innovative and interactive marketing activities and events. In May 2020, we organized the ifeng Finance Virtual Summit, which was the first large-scale finance event held in China since the outbreak of COVID-19. Users throughout the country were highly appreciative of the deep financial and economic insights unveiled during this event. The event related coverage generated 22.9 million views on our ifeng News, and at the same time, the event’s trending topics also recorded around 170 million views on other social media platforms.

We believe that our distinguished content and high-quality services lead to strong word-of-mouth promotion, which drives consumer awareness of our brand in China. In addition, our engagement in philanthropic activities, such as our Annual Forever Happiness Charity Gala (“美丽童行”), helps associate our brand with social responsibility. In December 2020, we hosted the 2020 Forever Happiness Charity Gala in cooperation with China Charities Aid Foundation for Children and several other charity organizations. This charity event raising over RMB10 million in donations for children in need. During the last 14 years, we have organized the Annual Forever Happiness Charity Gala in eight different cities across three continents to raise over RMB227 million.

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

Research and Development

In 2020, we continued to improve our advertising solution products as well as focus on improving our convergence model across PC, mobile and TV in order to provide our users easier access to our premium content through any device. In particular, we continued to introduce and improve our mobile applications and strengthened commercial products in certain of our verticals. For example, we internally developed an analytic platforms named Fengyan (“凤眼”) to track and analyze certain real-time user behavior data. Through Fengyan we can better understand user’s profile and reading preference, and provide reference data for future content production and performance advertising solution. We also have an in-house Data Management Platform to better analyze and manage advertising data and help improve the targeting accuracy of advertisements. Another platform we launched in 2017 is Fengyu (“凤羽”). Fengyu is a customizable and self-service marketing solution that operates under a bidding system. Customers are able to target users based on gender, age, geographic location, interests, device type, etc. Customers can place performance-based ads directly by themselves using our self-service advertising system. We launched Fengyi (“凤翼”) in 2018, another customizable marketing solution, catering to premium advertising demands. Following the success of these two platforms, we decided to develop Fengfei (“凤飞”) in 2020, an advertising platform that we built based on in-app advertisement solutions. The platform enables mobile application developers with less traffic to access our commercial resources, advertising data, and service capabilities through a set of advertising monetization solutions. In 2018, 2019 and 2020, our total technology and product development expenses, including related share-based compensation, were RMB204.7 million, RMB216.7 million and RMB172.0 million (US$26.4 million), respectively.

Infrastructure and Technology

Our technology platforms have been designed for reliability, speed, scalability and flexibility and are administered by our in-house technology department. We have access to a network of approximately 3,300 self-owned and leased servers across China mainland and Hong Kong with power supply and power generator backup. We have developed our server operations based on Linux and other open source software, which has allowed us to lower software related investment and enhance our network reliability.

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

Cloud Computing. We have built a distributed file system, which provides file access services to our content management system, and is anticipated to become a streaming media service and core storage system for each of our CDN nodes. We have commenced our distributed computing platforms project, which provide large-scale computer capacity support for our raw access log and transcoding computing-intensive applications. We have also deployed an open source virtualization cluster to integrate multiple small applications, which significantly reduced our IT costs. To upgrade our system infrastructure and lower our bandwidth costs, we increasingly use cloud computing system in 2020.

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

While we believe that our integrated platforms business model and targeted user base is unique, on the whole, from other companies in China, we compete with other content and service providers in each of our individual channels for user traffic, advertising revenues and fee-based services. On Internet content and service provision, we compete primarily with Baidu Inc, NetEase, Inc., Sina Corporation, Sohu.com Limited and Tencent Technology Limited. Besides, especially among mobile newsfeed sector, we primarily compete against ByteDance (Jinri Toutiao) and Qutoutiao. In terms of video content, we compete with a number of online video companies, including ByteDance (Douyin), Kuaishou, Youku Tudou, iQIYI and Tencent video.

We also compete with traditional advertising media, such as television, radio, print media, as well as billboards and other forms of outdoor media. We expect large companies’ proportionate spending on new media advertising of their advertising budgets relative to traditional media advertising to continue increase in the future.

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. We also enter into confidentiality, non-compete and invention assignment agreements with our employees and consultants and nondisclosure agreements with selected third parties. We had 276 PRC software registrations and owned 57 domain names, including ifeng.com, as of March 31, 2021.

We have also designed proprietary logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2021, Tianying Jiuzhou owned 471 PRC registered trademarks, six of which were transferred from Phoenix Satellite Trademark Limited, and Yifeng Lianhe owned 35 PRC registered trademarks. Tianying Jiuzhou and Yifeng Lianhe continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited. For information about the risks related to our use of licensed trademarks and our plans to remedy such risks, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our affiliated consolidated entities and their respective shareholders do not own all the trademarks used in their value-added telecommunications services, which may subject them to revocation of their licenses or other penalties or sanctions.”

Employees

We had approximately 1,447, 1,689 and 1,305 employees as of December 31, 2018, 2019 and 2020, respectively. The table below sets forth the number of employees categorized by function as of December 31, 2020:

Function	Number of Employees
Management and administration	210
Content development	376
Mobile products and services	70
Technology and product development	269
Sales and marketing	380
Total	1,305

As of December 31, 2020, we had 992, 48 and 65 employees located in Beijing, Shanghai and Guangzhou, respectively, and 200 employees located in other locations in China. Currently we do not have any employees located outside of China.

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

Facilities

Our executive office is located at Sinolight Plaza, Floor 16, No. 4 Qiyang Road, Wangjing, Chaoyang District, Beijing 100102, People’s Republic of China. We maintain a number of offices in Beijing, Shanghai and Guangzhou under leases with terms ranging from one to five years. As of December 31, 2020, we leased an aggregate of 16,876 square meters of office space in Beijing and 6,412 square meters of office space in other regions in China for use as office space for our employees.

We believe that our leased facilities are adequate to meet our needs for the foreseeable future, and that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansions.

Legal and Administrative Proceedings

From time to time, we are involved in claims and legal proceedings that arise in the ordinary course of business. We are currently a party to certain legal proceedings and claims which in the opinion of our management, adequate provisions have been recorded to cover the probable loss of those that can be reasonably estimated, while other claims are considered would not have material adverse effect, individually or in the aggregate, on our financial position, results of operations or cash flows. From January 1, 2020 to March 31, 2021, we have been subject to 223 cases in the PRC, 178 of which have been concluded. The aggregate amount of damages awards and settlements paid by us was RMB3.4 million. Government authorities may also impose administrative penalties on us if they find that we have infringed third parties’ intellectual property rights.

In November 2016, China Youth Book Inc. and Dewey Press LLC filed a claim against Tianying Jiuzhou and our company for intellectual property infringement of such work based on the above-mentioned finding of the National Copyright Bureau, and the related claim for damage was approximately RMB235.8 million, even though the actual income we generated from such work was less than RMB1,500. This claim was withdrawn by the plaintiffs in January 2018. In April 2018, we received notices from the local court that the plaintiffs have filed a lawsuit against us again for the same claim, with the related claim for damages reduced to approximately RMB99.8 million. In April 2020, we received the judgment from the local court which ordered us to pay the plaintiffs a total of approximately RMB1.0 million as economic compensation and reimbursement of the plaintiff’s reasonable expenses. After the plaintiff filed an appeal against the judgment made by the local court, the appellate court made the final judgment in December 2020 and upheld the local court’s decision. Tianying Jiuzhou has subsequently paid a total of approximately RMB1.0 million in damages to the plaintiff and fulfilled its obligation under the judgment. Nevertheless, the plaintiff could still apply for a retrial under PRC civil procedures, and as of the date of this annual report, the time limit for an application for a retrial has not expired yet and we cannot assure you that the plaintiffs will not make such application.

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

Foreign Investment Law

Investment activities in the PRC by foreign investors are principally governed by the Catalogue of Industries for Encouraging Foreign Investment, or the Encouraging Catalogue, and the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, both of which were promulgated and are amended from time to time by the MOFCOM, and the NDRC. The Encouraging Catalogue and the Negative List lay out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encourage”, “restricted” and “prohibited”. Industries not listed in the Encouraging Catalogue and the Negative List are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws.

On June 23, 2020, MOFCOM and the NDRC released the Special Management Measures (Negative List) for the Access of Foreign Investment 2020 Version), which became effective on July 23, 2020, to replace the previous Negative List. On December 27, 2020, the MOFCOM and the NDRC released the Catalog of Industries for Encouraging Foreign Investment (2020 Version), which became effective on January 27, 2021, to replace the previous Encouraging Catalogue.

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

On December 19, 2020, the MOFCOM and the NDRC, jointly promulgated the Measures for the Security Review of Foreign Investments, which took effect on January 18, 2021. Pursuant to the measures, for foreign investments which affect or may affect national security, security review shall be conducted in accordance with the provisions of the measures. The State establishes a working mechanism for the security review of foreign investments (the “Working Mechanism”) to be responsible for organizing, coordinating and guiding the security review of foreign investments. For foreign investments related to important cultural products and services, important information technology and internet products and services, etc., the foreign investors who obtains the actual controlling stake in the investee enterprise or relevant parties in the PRC shall declare to the office of the Working Mechanism prior to implementation of the investments.

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

The principal regulations governing the telecommunications and Internet information services we provide in the PRC include:

Telecommunications Regulations (2016, revised), or the Telecom Regulations. The Telecom Regulations categorize all telecommunications businesses in the PRC as either basic or value-added. Value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructures. The currently effective “Catalog of Telecommunications Business”, an attachment to the Telecom Regulations, categorizes various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, according to which, Internet information services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license for value-added telecommunications services, or the ICP License, from MIIT or its provincial level counterparts.

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

We have designed proprietary logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2021, Tianying Jiuzhou owned 471 PRC registered trademarks, six of which were transferred to it from Phoenix Satellite Trademark Limited, and Yifeng Lianhe owned 35 PRC registered trademarks. Tianying Jiuzhou and Yifeng Lianhe continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited. Therefore, we are currently not in compliance with the MIIT 2006 Notice.

All “ifeng” related trademarks used by our company have been transferred to Tianying Jiuzhou and Yifeng Lianhe. In addition, we will continue to examine the possibility of the transferring to our affiliated consolidated entities or their respective subsidiaries all or part of the ownership of additional licensed logos currently used by them in a manner that would meet the requirements of PRC trademark regulations in due course in the future. For information about the risks related to our use of licensed trademarks, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our affiliated consolidated entities and their respective shareholders do not own all the trademarks used in their value-added telecommunications services, which may subject them to revocation of their licenses or other penalties or sanctions.”

Measures for the Administration of Commercial Websites Filings for Record (2004) was promulgated by Beijing Administration of Industry and Commerce on October 1, 2004. Under these measures, commercial websites operated by ICP service operators registered in Beijing must: (i) file with the Beijing Administration of Industry and Commerce and obtain electronic registration marks, and (ii) place the registration marks on their websites’ homepages.

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

On May 21, 2008, SARFT issued a Notice on Relevant Issues Concerning Application and Approval of Licenses for Online Transmission of Audio-Visual Programs, which was revised on August 28, 2015. The notice sets forth detailed provisions concerning the application and approval process for the License for Online Transmission of Audio-Visual Programs. The notice also states that providers of Internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to apply for the license as long as their violation of the laws and regulations is minor and can be rectified in a timely manner and they have no records of violation during the three months prior to the promulgation of the Audio-Visual Program Provisions.

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

Further, on March 30, 2009, SARFT issued the Notice on Strengthening the Administration of the Content of Internet Audiovisual Programs, or the Notice on Content of A/V Programs, which reiterates the requirement of obtaining the relevant permit for publishing audio-visual programs to the public through an information network, and prohibits certain types of Internet audio-visual programs from containing violence, pornography, gambling, terrorism, superstitious or other hazardous contents.

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

Regulation of Foreign Television Programs and Satellite Channels

Broadcast of foreign television programs is strictly regulated by NRTA (formerly the SAPPRFT). On August 11, 1997, the State Council promulgated the Administrative Regulations on Television and Radio, which was last revised on November 29, 2020, under which any foreign television drama or other foreign television program to be broadcast by television or radio stations is subject to the prior inspection and approval by SAPPRFT or its authorized entities. On June 18, 2004, SARFT promulgated the Administrative Measures on the Landing of Foreign Satellite Television Channels, which was revised on October 29, 2020, pursuant to which foreign satellite televisions channels can only be broadcast in three-star (or above) hotels for foreigners or departments exclusively for the residence of foreigners or other specific areas, and prior broadcasting approval for such limited landing must be obtained from SAPPRFT.

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

Regulation of the Production of Radio and Television Programs

On July 19, 2004, SARFT promulgated the Regulations on the Administration of Production and Operation of Radio and Television Programs, or the Radio and TV Programs Regulations, which came into effect as of August 20, 2004 and was last revised on October 29, 2020. Under the Radio and TV Programs Regulations, any entities that engage in the production of radio and television programs are required to apply for a license from SAPPRFT or its provincial branches. Entities with the Permit for Production and Operation of Radio and TV Programs must conduct their business operations in strict compliance with the approved scope of production and operation. Furthermore, entities other than radio and TV stations are strictly prohibited from producing radio and TV programs covering contemporary political news or similar subjects and columns.

Tianying Jiuzhou has been granted a Permit for Production and Operation of Radio and TV Programs, with a permitted scope including the production of animations, featured shows and entertainment programs.

Regulation of Online Cultural Activities and Internet Music

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

On February 4, 2016, the SAPPRFT and the MIIT jointly issued the Administrative Measures on Network Publication Service, which took effect in March 2016 and replaced the Tentative Administrative Measures on Internet Publication. Pursuant to the Administrative Measures on Network Publication Service, Internet publishers must be approved by and obtain a Network Publication Service License from SAPPRFT in order to provide network publication services.

On December 2, 2016, the MCT issued the Administrative Measures for Business Activities of Online Performances, which became effective on January 1, 2017. According to these measures, an operator of online performances shall apply for Online Culture Operating Permit with the competent provincial administrative cultural department, and the business scope indicated on the Online Culture Operating Permit shall clearly include online performances. In addition, an operator of online performances shall present the number of its Online Culture Operating Permit in a prominent position on the homepage of its websites.

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

Tianying Jiuzhou provides Internet music products on our PC websites, mobile applications and mobile websites. As of the date of this annual report, Tianying Jiuzhou has been granted an Online Culture Operating Permit with a permitted scope including the operation of online music, art and entertainment products, online game products (including virtual currencies for online games), art products, play performance, animation products and organization of exhibition or race of the online cultural products. However, the Online Culture Operating Permit does not cover the operation of online performances. Tianying Jiuzhou has also obtained a Network Publication Service License from SAPPRFT with respect to the distribution of published books and periodicals via Internet (including the mobile Internet), and the publication of online and mobile games.

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

Regulation of Network Publication

NPPA (formerly the SAPPRFT) is the government agency regulating publishing activities in the PRC. In February 2016, the SAPPRFT and the MIIT jointly issued the Administrative Measures on Network Publication Service, which took effect in March 2016 and replaced the Tentative Administration Measures on Internet Publication. The Administrative Measures on Network Publication Service further strengthen and expand supervision over and management of network publication services, and require Internet publishers to be approved by and obtain a Network Publication Service License from SAPPRFT. Pursuant to the Administrative Measures on Network Publication Service, “network publication services” refers to activities including providing network publications to the public through information network, and “network publications” refers to digitalized works with publishing features such as editing, producing and processing. The Administrative Measures on Network Publication Service also detailed qualifications and application procedures for obtaining a Network Publication Service License.

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

Certain of our advertising services contain drug-related information. As of the date of this annual report, YiFeng Lianhe has obtained an Internet Medicine Information Service Qualification Certificate from Beijing Municipal Medical Products Administrative. However, Tianying Jiuzhou does not have such qualification certificate. We cannot assure you that Tianying Jiuzhou may be able to obtain it. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain certain permits for our advertising services that contain drug-related information would subject us to penalties.”

Regulation of Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits the infringement of such rights. In recent years, PRC government authorities have passed regulations on Internet use to protect personal information from unauthorized disclosure. The Internet Measures prohibit an ICP service operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. The regulations also authorize the relevant telecommunications authorities to order ICP service operators to rectify unauthorized disclosures. ICP service operators are subject to legal liability if unauthorized disclosure results in damages or losses to users. The PRC government, however, has the power and authority to order ICP service operators to turn over personal information if an Internet user posts any prohibited content or engages in illegal activities on the Internet. Pursuant to the Information Protection Decision issued by the Standing Committee of the National People’s Congress of the PRC and the Order for the Protection of Telecommunication and Internet User Personal Information issued by MIIT on July 16, 2013, or the Order, any collection and use of user personal information shall be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scope. The Information Protection Decision and the Order further state that Internet service providers and other enterprises and institutions must keep users’ personal information that is gathered in the course of their business activities confidential and are further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violations of the Information Protection Decision or the Order may subject such companies to penalties such as warnings, fines, confiscation of its unlawful income, revocation of licenses, cancellation of filings, shutdown of their websites or even criminal liabilities.

On May 28, 2020, the National People’s Congress approved the Civil Code of the PRC, or the Civil Code, which came into effect on January 1, 2021. Pursuant to the Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual that needs to obtain personal information of others shall obtain such information legally and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

In October 2020, the Standing Committee of the National People’s Congress released the Draft Personal Information Protection Law. The Draft Personal Information Protection Law provides the basic regime for personal information protection, including without limitation, stipulating an expanded definition of “personal information”, providing a long-arm jurisdiction in cross-border scenarios, emphasizing individual rights, and prohibiting rampant infringement of personal information, such as stealing, selling, or secretly collecting personal information.

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

On December 24, 2019, SAMR issued the Interim Measures for the Censorship of Advertisements on Drugs, Medical Devices, Dietary Supplements and Formula Foods for Special Medical Purpose, which came into effect on March 1, 2020. The Interim Measures respectively regulated the content of advertisement on drugs, medical devices, dietary supplements and formula foods for special medical purpose, and reiterated the advertisements on aforementioned special products shall be true and legal without any false or misleading information. In addition, the Interim Measures stipulated the SAMR is responsible for organizing and guiding the censorship of the advertisement on drugs and other aforementioned special products, no advertisement on drugs or other aforementioned special products may be allowed to be published without undergoing censorship.

Pursuant to the PRC Anti-Unfair Competition Law promulgated by the Standing Committee of the National People’s Congress on September 2, 1993 and amended on November 4, 2017 and April 23, 2019, respectively, a business operator that engage in production and business activities by taking advantage of the network shall abide all the provisions under Anti-unfair Competition Law, and shall not engage in any false or misleading publicity for its products. Violation of these provisions may subject the relevant business operators to various penalties, including an order from the competent governmental authorities to cease its illegal acts and impose a fine, or in case of a severe violation, revocation of business licenses.

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

Regulation of Anti-Monopoly

On August 30, 2007, the Standing Committee of the National People’s Congress of the PRC adopted the PRC Anti-Monopoly Law (“AML”), which took effect on August 1, 2008. Pursuant to the AML, monopolistic conduct, including entering into monopolistic agreements, abuses of dominant market position, and concentrations of undertakings that have the effect of eliminating or restricting competition, is prohibited. To further implement the AML and clarify certain issues, the State Council, the MOFCOM, the NDRC, and the SAMR issued several regulations and rules, including the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 and amended on September 18, 2018, the Interim Regulations on the Prohibition of Monopolistic Agreements issued by the SAMR on June 26, 2019, the Interim Regulations on the Prohibition of Conduct Constituting an Abuse of a Dominant Market Position issued by the SAMR on June 26, 2019, the Declaration Rules for Concentrations of Undertakings issued by the MOFCOM on January 5, 2009, amended on June 6, 2014, and re-issued by the SAMR on September 29, 2018, the Assessment Rules for Concentration of Undertakings issued by the MOFCOM on November 24, 2009, the Provisional Measures on the Investigation and Handling of Concentrations Between Business Operators

which Were Not Notified in Accordance with the Law issued by the MOFCOM on December 30, 2011, and the Interim Provisions on Reviewing Concentration of Undertakings issued by the SAMR on October 23, 2020.

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

On April 13, 2020, the CAC, NDRC and several other administrations jointly promulgated the Measures for Cybersecurity Censorship, or the Censorship Measures, which became effective on June 1, 2020. The Censorship Measures establish the basic framework for national security reviews of network products and services, and provide the principle provisions for undertaking cyber security reviews. Pursuant to the Censorship Measures, any purchase of network products and services by critical information infrastructure operators, which affects or may affect state security, shall be subject to cybersecurity censorship fields.

On July 22, 2020, MIIT issued the Notice on Carrying out Special Rectification Actions in Depth against the Infringement upon Users' Rights and Interests by Apps, the tasks of which includes rectification of (i) illegally processing personal information of users by the APP and the SDK; (ii) setting up obstacles and frequently harassing users; (iii) cheating and misleading users; (iv) inadequate implementation of application distribution platforms’ responsibilities.

On January 22, 2021, the CAC released the Administrative Provisions on the Information Services Provided Through Official Accounts of Internet Users, or the Administrative Provisions, which became effective on February 22, 2021. The Administrative Provisions aim to regulate the activities providing and using Internet official accounts to engage in Information publishing services within the territory of the PRC.

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

The Standing Committee of National People’s Congress issued the Copyright Law of the PRC, or the Copyright Law, in 1990 and amended it in 2001, 2010 and 2020, respectively. The latest amended Copyright Law will take effect on June 1, 2021, pursuant to which, relevant provisions on copyright protection in cyberspace have been further improved, the description of “cinematographic works or works created using methods similar to film making” are revised as “audio-visual works”. According to the Copyright Law, an infringer may be subject to various consequences, which include stopping the infringement, eliminating the damages, apologizing to the copyright owners and compensating the loss of copyright owners, etc. Besides, the Copyright Law further provides that the infringer shall make compensation the on the basis of the actual loss suffered by the copyright owner or the illegal income received by the infringer, where the owner’s actual loss or the infringer’s illegal income is difficult to determine, the compensation shall be referred to the royalties. For deliberate infringement upon copyright and related rights, which constituted severe nature, compensation may be paid ranging from one time to five times the amount determined by the aforesaid methods. Where the owner’s actual loss, the infringer’s illegal or the royalties is difficult to determine, the people’s court shall, on the basis of the seriousness of the infringement, decide the amount of compensation which consists of the reasonable expenses paid by the copyright owner for right protection ranging from RMB500 to RMB500,000.

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

Regulation of Employment

The Labor Law of the PRC, effective on 1 January 1995 and subsequently amended on 27 August 2009 and 29 December 2018, the Employment Contract Law of the PRC, effective on 1 January 2008 and subsequently amended on 28 December 2012 and the Implementing Regulations of the Labor Contract Law of the PRC, effective on 18 September 2008, provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law of the PRC and its implementation rules also require compensation to be paid upon certain terminations, which significantly affects the cost of reducing workforce for employers. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

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

In March 2014, the IDG-Accel Funds acquired US$3.0 million convertible preferred shares of Phoenix FM, previously a subsidiary of us, to accelerate development of the ifeng application business. Despite holding 71.8% of the equity interest in Phoenix FM at the time, we accounted for our investment in Phoenix FM as an equity method investment since we did not control Phoenix FM due to substantive participating rights that had been provided to the IDG-Accel Funds. We had fully written down the entire investment in Phoenix FM in 2015. In April 2020, IDG-Accel Funds transferred all of its investment in Phoenix FM to us and Phoenix FM became a wholly owned subsidiary of us.

As of December 31, 2019, we had loan receivable of approximately RMB9.8 million due from FM Beijing, which had been fully impaired in 2015. In April 2020, through a series of debt restructuring transactions, we acquired 19.99% of the equity interest in FM Beijing. In August 2020, we acquired 6.04% equity interest in Humanistic Intelligence through a share exchange transaction related to FM Beijing, and recognized a gain of RMB6.0 million (US$0.9 million) from the transaction, which was included in the income/(loss) from equity method investments, net of impairment item in the consolidated statements of comprehensive income/(loss) of 2020. As the investment in Humanistic Intelligence is redeemable at the option of us, it is not considered in-substance common stock but considered debt securities. Our investment in Humanistic Intelligence is classified as available-for-sale debt investments and reported at fair value. As of December 31, 2020, the fair value of investment in Humanistic Intelligence was RMB6.0 million (US$0.9 million).

In 2014 and 2015, we entered into a series of transactions and acquired Particle’s convertible redeemable preferred shares and ordinary shares. Particle operates Yidian, a personalized news and life-style information application in China that allows users to define and explore desired content on their mobile devices. In January and April 2016, we granted two unsecured short-term convertible loans to Particle with an aggregate principal amount of US$20.0 million, and we converted the principal amounts of these loans and all accrued interests with a total amount of US$20.7 million into Series D1 convertible redeemable preferred shares of Particle in December 2016.

In March 2019, we entered into a share purchase agreement with Run Liang Tai, to sell 32% equity interest of Particle on an as-if converted basis to Run Liang Tai and its designated entities, or the Proposed Buyers, for a total consideration of US$448 million in cash. On July 23, 2019, we entered into a supplemental agreement with Run Liang Tai, or the Particle Supplemental Agreement, to increase the number of shares to be transferred to the Proposed Buyers after we had a dispute with Run Liang Tai regarding the satisfaction of certain closing conditions under the original share purchase agreement. According to the Particle Supplemental Agreement, we agreed to increase the number of shares of Particle to be transferred to the Proposed Buyers from 199,866,509 shares to 212,358,165 shares while the total purchase price will remain unchanged at US$448 million. In addition, we agreed that the Proposed Buyers may pay the purchase price in several installments and deliver the preferred shares of Particle to the Proposed Buyers in batches. We completed delivery of the first batch of Particle shares to the Proposed Buyers pursuant to the Particle Supplemental Agreement and received consideration of US$200 million for such shares and recognized a gain on disposal of available-for-sale debt investments of RMB1,001.2 million in the consolidated statements of comprehensive income/(loss) in 2019, and we have received a further deposit of US$50 million for the second batch preferred shares of Particle to be delivered to the Proposed Buyers in or before August 2020. On January 20, 2020, we entered into the Co-Sale Agreement with the Long De Entities. Pursuant to the Co-Sale Agreement, the Long De Entities will sell the Long De Sale Shares to the Proposed Buyers and the number of Particle shares to be sold by us will be reduced accordingly. In August 2020, we signed a new share purchase agreement, or the New SPA, with Run Liang Tai. Under the New SPA, the rights and obligations of both the Proposed Buyers and us with respect to the second batch of shares under the previous agreements were terminated, and instead, we agreed to sell a total of 140,248,775 shares of Particle to the Proposed Buyers at a total purchase price of US$150 million. On August 10, 2020, the Proposed Buyers paid approximately US$99.3 million to us under the New SPA, which represents the difference between the total purchase price and the US$50 million deposit already paid by the Proposed Buyers to us under the previous agreements plus certain other accrued interests. The transaction was closed on October 19, 2020 and we recognized a gain on disposal of available-for-sale debt investments of RMB477.3 million (US$73.1 million) in the consolidated statements of comprehensive income/(loss) in 2020. As of the date of this annual report, we held Series D1 convertible redeemable preferred shares of Particle, which had been accounted for as available-for-sale debt investments, representing an aggregate of approximately 0.66% equity interest in Particle on an as-if converted basis (which reflected the completion of the issuance of additional shares under Particle’s share incentive plan). The fair value of our available-for-sale debt investments in Particle was RMB30.7 million (US$4.7 million) as of December 31, 2020.

In December 2018, we acquired a 25.5% equity interest in Yitian Xindong, for an aggregate purchase price of RMB144.1 million. Telling Telecommunication Co., Ltd., or Telling Telecom, concurrently transferred another 25.5% of its equity interests in Yintian Xindong to Shenzhen Bingruixin Technology Co., Ltd., or Bingruixin, a third party, which then granted an option to us that allowed us to acquire a 25.5% equity interest from Bingruixin for RMB144.1 million. Bingruixin also entrusted the voting rights of such 25.5% equity interest to us, as a result of which we started to consolidate Yitian Xindong in our financial statements from December 28, 2018. We exercised the call option granted by Bingruixin on March 1, 2019 and acquired another 25.5% equity interest in Yitian Xindong. In May 2020, we entered into agreements with Shenzhen Shenghuayu Energy Conservation Service Co., Ltd., or Shenzhen Shenghuayu, Yitian Xindong and its management, and the other shareholder of Yitian Xindong. Pursuant to the agreements, we sold all of our equity interests in Yitian Xindong, as well as our rights to receive the contingent returnable consideration under the price adjustment mechanisms in connection with our original investment, to Shenzhen Shenghuayu for a total price of RMB313.6 million in cash. The disposal of Yitian Xindong was qualified for reporting as a “discontinued operation” in our financial statements. See “Item 5. Operating and Financial Review and Prospects — Overview” for further details on the relevant accounting treatment.

We hold 50% of the equity interests in Tianbo. Before April 2019, as we had significant influence over financial and operating decision-making, we accounted for the 50% equity interest by using the equity method of accounting. On April 1, 2019, we obtained control over Tianbo and consolidated Tianbo starting from April 1, 2019 as we and other shareholders of Tianbo agreed to make certain revisions to the articles of association of Tianbo, which granted us the voting power to decide Tianbo’s significant financial and operating decisions at both the shareholder level and the board level, to accelerate the development of our real estate vertical and to further bolster the development of our real estate vertical and to create more synergies on Tianbo’s new business, with the equity interest in Tianbo of 50% unchanged. At the same time, we agreed with other shareholders of Tianbo and would provide free advertising resources to Tianbo as consideration to gain control over Tianbo. Tianbo is principally engaged in operation of the real estate vertical and sales of real estate advertisements for us.

In January 2015, we established a subsidiary, Meowpaw. Meowpaw is engaged in creating intellectual properties, related games, books, movies and animations, etc. In July 2020, we, through one of our subsidiaries, Meowpaw and the non-controlling shareholder of Meowpaw entered into a share transfer agreement. According to such agreement, the non-controlling shareholder sold the 25% of Meowpaw’s equity interest it then held to us at a nominal consideration and Meowpaw has become a 100% owned subsidiary of us.

In November 2018, we acquired a 10% equity interest in Yitong Technology, by investing in newly issued shares of Yitong Technology with a total consideration of RMB13.0 million. Yitong Technology mainly engages in big data application development and operation in China. As our equity investment in Yitong Technology has preferred liquidation rights, it is not considered as in-

substance common stock, and should be measured at fair value, with changes in the fair value recognized through net income/(loss). As the investments in Yitong Technology lack readily determinable fair values, we elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. As of December 31, 2020, the carrying value of our equity investment in Yitong Technology was RMB13.0 million (US$2.0 million).

In January 2020, we and an independent third party proposed to jointly operate advertising business. One of our wholly-owned subsidiaries, Fengqingyang, formerly known as Beijing Youjiuzhou Technology Co., Ltd., underwent an increase in share capital and as a result, we and the third-party hold 60% and 40% of the equity interest in Fengqingyang, respectively. We continue to consolidate Fengqingyang.

In May 2020, our board of directors approved an investment program in selected venture capital funds, according to which, we signed the relevant agreements in relation to a total amount of RMB90.0 million investments and acquired partnership interests in three funds. As of December 31, 2020, we made a total of RMB72.0 million (US$11.0 million) investments in these three funds. Investments in two of such funds with total considerations of RMB60.0 million (US$9.2 million) were accounted for under equity method as significant influence could be imposed by us, and the investment in the other fund of RMB12.0 million (US$1.8 million) was accounted for using the net asset value as a practical expedient under ASC 820. The carrying value of investments in the three funds as of December 31, 2020 were RMB71.8 million (US$11.0 million). As of March 31, 2021, we have already made investments in these three funds with a total amount of RMB81.0 million (US$12.4 million).

In December 2020, we acquired, through Tianying Jiuzhou, approximately 3.7773% partnership interests in Kesheng Jiada with a consideration of RMB10.0 million (US$1.5 million), representing 1.0% indirect equity interests in 4K Garden, a company that focuses on developing 4K ultra HD content ecosystem and related technology and 5G+ ultra HD application technology platform. Kesheng Jiada is a special purpose vehicle that holds equity interests in 4K Garden. As the investments in Kesheng Jiada lack readily determinable fair values, we elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. As of December 31, 2020, the carrying value of the equity investment was RMB10.0 million (US$1.5 million). In January 2021, we acquired additional 1.8886% partnership interests in Kesheng Jiada, representing 0.5% indirect equity interests in 4K Garden, with a consideration of RMB5.0 million (US$0.8 million).

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

We do not have any equity interests in Tianying Jiuzhou, Fenghuang Ronghe, or Chenhuan or their subsidiaries. However, as a result of these contractual arrangements, we are the primary beneficiary of each of Tianying Jiuzhou, Fenghuang Ronghe and Chenhuan (including their respective subsidiaries) and account for them as our affiliated consolidated entities under U.S. GAAP. Outstanding equity interests in Tianying Jiuzhou are held by Haiyan Qiao and Ximin Gao. Outstanding equity interests in Fenghuang Ronghe are held by Ming Zou and Xiaojia Wang. Outstanding equity interests in Chenhuan are held by Haipeng Wu and Yansheng He. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of our affiliated consolidated entities may have potential conflicts of interest with us.”

We have consolidated the financial results of each of Tianying Jiuzhou, Fenghuang Ronghe and Chenhuan and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. In 2020, Tianying Jiuzhou and its subsidiaries accounted for 39.0% of our total revenues, Fenghuang Ronghe and its subsidiaries accounted for 1.3% of our total revenues, and Chenhuan and its subsidiaries accounted for 3.4% of our total revenues.

Overview of the Contractual Arrangements

The contractual arrangements among Fenghuang On-line, Qieyiyou, the affiliated consolidated entities and the shareholders of the affiliated consolidated entities enable us to:

•

receive substantially all of the economic benefits from Tianying Jiuzhou, Fenghuang Ronghe and Chenhuan and their subsidiaries in consideration for the technical and consulting services provided and intellectual property rights licensed by Fenghuang On-line and Qieyiyou;

•	exercise effective control over Tianying Jiuzhou, Fenghuang Ronghe and Chenhuan and their subsidiaries; and
•	have an exclusive option to purchase all of the equity interests in Tianying Jiuzhou, Fenghuang Ronghe and Chenhuan when and to the extent permitted under PRC laws.

Agreements that Transfer Economic Benefits to Us

Exclusive Technical Consulting and Service Agreements. Under the exclusive technical consulting and service agreements between Fenghuang On-line and each of Tianying Jiuzhou and Fenghuang Ronghe, or the Fenghuang On-line Technical Service Agreements, Fenghuang On-line has the exclusive right to provide designated technical and consulting services to the affiliated consolidated entities, including developing and upgrading various software, developing system technology, maintaining operational hardware and providing various training and consulting services, among other services. Third parties may only be engaged to provide the designated services to the affiliated consolidated entities under limited circumstances that are within the control of Fenghuang On-line.

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

Pursuant to the Technical Service Agreements, the affiliated consolidated entities have each agreed to pay to Fenghuang On-line or Qieyiyou an amount equal to a certain percentage of their respective annual revenues, plus a special service fee for certain services rendered by Fenghuang On-line or Qieyiyou at the request of the relevant affiliated consolidated entity. However, the Technical Service Agreements also provide that notwithstanding such agreement as to payment, the actual amount of the service fee may be adjusted upon mutual agreement of the parties. Historically, the affiliated consolidated entities have deducted relevant costs and expenses from the amount that is subject to the service fee payment. In 2018, 2019 and 2020, the affiliated consolidated entities transferred technical service fees of RMB60.5 million, RMB34.0 million and RMB2.8 million (US$0.4 million), respectively, to Fenghuang On-line and Qieyiyou and their subsidiaries.

Agreements that Provide Us with Effective Control and Grant Fenghuang On-line and Qieyiyou an Exclusive Option to Purchase all of the Equity Interests in the Respective Affiliated Consolidated Entities When and to the Extent Permitted Under PRC Laws

Voting Right Entrustment Agreements. Each of the Tianying Jiuzhou and Fenghuang Ronghe, their respective shareholders and Fenghuang On-line have entered into a voting right entrustment agreement. Pursuant to the voting right entrustment agreements the shareholders of each relevant affiliated consolidated entity have granted a person designated by Fenghuang On-line, or the trustee, the right to exercise their rights as shareholders, including all voting rights, as well as rights to attend and propose the convening of shareholder meetings. Under the voting right entrustment agreements, the respective trustees have the right to access all information regarding the relevant affiliated consolidated entity’s operation, business, clients, finances and employees, as well as their financial, business and corporate documentation.

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

Exclusive Equity Option Agreements. Each of the Tianying Jiuzhou and Fenghuang Ronghe, their respective shareholders and Fenghuang On-line have entered into an exclusive equity option agreement, or equity option agreement, pursuant to which Fenghuang On-line has an irrevocable, unconditional and exclusive option to purchase, or to designate other persons to purchase from the shareholders, to the extent permitted by applicable PRC laws, rules and regulations, all of the equity interests in the affiliated consolidated entities. Fenghuang On-line may acquire all of the equity interests in the relevant affiliated entity through one purchase or a series of purchases, the timing, manner and frequency of which are in Fenghuang On-line’s discretion. The purchase price for the entire equity interest is to be calculated based on the paid-up amount of the relevant equity interest or the minimum price permitted by applicable PRC laws, rules and regulations. In addition, the amount borrowed by the respective shareholders from Fenghuang On-line for making the capital contributions to the relevant affiliated consolidated entities under the loan agreements, as described in “—Loan Agreements,” shall offset the purchase price paid for any transfer of equity interests from the respective shareholders to Fenghuang On-line or be immediately repaid by such shareholders in accordance with the terms of the loan agreement.

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

Loan Agreements. Pursuant to the loan agreements among Fenghuang On-line and the respective shareholders of Tianying Jiuzhou and Fenghuang Ronghe, Fenghuang On-line granted interest-free loans to the shareholders of the relevant affiliated consolidated entities in an amount equal to their respective paid-in capital contribution in the relevant affiliated consolidated entities. The loans can be repaid only with proceeds from the sale of all of the respective shareholder’s equity interests in the applicable affiliated consolidated entity to Fenghuang On-line or its designated representatives pursuant to the applicable equity option agreement.

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

Equity Pledge Agreements. Each of Tianying Jiuzhou and Fenghuang Ronghe, their respective shareholders and Fenghuang On-line, have entered into an equity pledge agreement. Under the equity pledge agreements, the shareholders have pledged their respective equity interests in the relevant affiliated consolidated entities to Fenghuang On-line to secure the performance of the obligations of the relevant affiliated consolidated entities and the shareholders under the applicable technical service agreements, voting right entrustment agreements, equity option agreements and loan agreements, including, among others, the payment of the service fees, the entrustment of the shareholders’ voting rights in the affiliated consolidated entities, the conditional transfer of the shareholders’ equity interests in the affiliated consolidated entities and the repayment of the shareholder loans with proceeds from the transfer of the shareholders’ equity interests, respectively. In addition, the shareholders of Chenhuan and Qieyiyou have also entered into an equity pledge agreement, or Qieyiyou Equity Pledge Agreement, which is substantially similar to the equity pledge agreements of Tianying Jiuzhou and Yifeng Lianhe except that the amount of such guarantee under the Qieyiyou Equity Pledge Agreement is limited to an amount equal to the shareholders’ respective capital contribution in the Chenhuan, and the scope of such guarantee is extended to cover the obligations of Chenhuan under the business management agreement, the Qieyiyou Equity Pledge Agreement contains terms substantially similar to the equity pledge agreement relating to Fenghuang On-line.

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

Our Relationship with Phoenix TV

We are currently a subsidiary of Phoenix TV, the leading Hong Kong-based satellite TV network broadcasting Chinese language content globally and into China. Phoenix TV owned 54.5% of our outstanding ordinary shares and 60.9% of the voting power of our ordinary shares as of March 31, 2021. Phoenix TV first reported its new media business as one of its business segments in its annual report submitted to the Hong Kong Stock Exchange for the year ended December 31, 2007.

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

Unless otherwise stated, the discussion and analysis of our financial condition and results of operation in this section apply to our financial information as prepared according to U.S. GAAP. You should read the following discussion and analysis of our financial condition and operating results in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. The following discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors.”

Overview

We are a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, we enable consumers to access professional news and other quality information and UGC, on the Internet and through their PCs and mobile devices. We also transmit our UGC and in-house produced content to TV viewers primarily through Phoenix TV. Our PC channel includes major verticals such as news, finance, video, automobile, technology, entertainment, military, real estate, fashion and sport. Our mobile channel includes our mobile news application, mobile video application, mobile digital reading applications and mobile Internet websites. We also act as a unique and quality content provider for multiple third-party channel. The appeal of our brand is enhanced by its affiliation with the “Phoenix” (“鳳凰”) brand of Phoenix TV.

According to iResearch, our number of PC monthly unique visitors was 112 million in December 2020 and we have ranked second among all Internet portals in China in terms of monthly unique visitors in December 2020. We earn revenues from advertising and paid services, which accounted for 92.1% and 7.9% of our total revenues, respectively, in 2020.

We recognize revenues from our advertising services on a net basis, after deducting the agency service fees we pay to advertising agencies and the VAT and the cultural development fee. We provide advertising services through PC channel and mobile channel, which accounted for 29.6% and 70.4% of our net advertising revenues, respectively, in 2020. We see mobile devices as the primary gateway for news and other media content consumption going forward. In recent years, we have taken steps to optimize our business model by shifting our revenue mix towards our mobile channels. By continuing to strengthen our core competencies of content production capability, dedication to serious journalism and cutting-edge technology, we believe that we will be better positioned to capitalize on emerging opportunities as increasing numbers of consumers in China use Internet-enabled mobile devices to consume news and other media content.

We offer a wide variety of paid services primarily through our mobile channel and operations with the telecom operators. Our paid services revenues were primarily generated from (i) paid contents, which includes digital reading, audio books, paid videos, and other content-related sales activities, (ii) games, which includes web-based games and mobile games, (iii) MVAS, and (iv) others. Prior to 2019, our paid services revenues were primarily generated from (i) digital entertainment, which included digital reading and MVAS, and (ii) games and others, which included web-based games, mobile games, content sales, and other online and mobile paid services through our own platforms. For comparison purposes, the revenues from paid services for the year ended December 31, 2018 have been retrospectively re-classified. We derived 48.2%, 0.2%, 13.7% and 37.9% of our paid services revenues, respectively, from our paid contents, games, MVAS, and others in 2020. Our paid services revenues decreased from RMB133.0 million in 2019 to RMB95.8 million (US$14.7 million) in 2020, mainly caused by a 35.1% decrease in the revenues generated from paid contents, which was primarily attributable to the tightened rules and regulations on digital reading in China and in line with the broader market conditions reflecting the trend towards free online reading.

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

Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed of or meet the criteria to be classified as held for sale should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) has a major impact on an entity’s financial results and operations. In the statement of financial position, the assets and liabilities of the discontinued operation are presented separately in the asset and liability sections, respectively, of the statement of financial position and prior periods are presented on a comparative basis. In the consolidated statements of comprehensive income, results from discontinued operations are reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinued operations are presented separately in the consolidated statements of cash flows. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations.

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

In accordance with ASC 820, we measure term deposits and short term investments, restricted cash, available-for-sale debt investments, and forward contract at fair value on a recurring basis.

The fair values of the investments in Particle were determined based on the scenario analysis, the weighted average valuation results derived from both the discounted cash flow model and the market approach, and the probability of each scenario as of December 31, 2018. As we have completed delivery of the first batch of 94,802,752 preferred shares of Particle to the Proposed Buyers in 2019, the fair values of the investments in Particle as of December 31, 2019 were determined based on a valuation technique under the market approach, known as guideline company method, where financial ratios of comparable companies were analyzed to determine the value of Particle, as well as using observable transactions of Particle’s shares. In August 2020, we acquired 4,584,209 series D1 preferred shares of Particle from Run Liang Tai, which were previously pledged to us to secure the repayment of an interest-free loan with the principal of approximately US$9.7 million granted by us to Run Liang Tai. As we have completed delivery of the rest of 140,248,775 preferred shares of Particle in 2020, we only hold 4,584,209 series D1 preferred shares of Particle as of December 31, 2020. The fair values of the investments in Particle as of December 31, 2020 were determined based on a valuation technique under the market approach, known as guideline company method, where financial ratios of comparable companies were analyzed to determine the value of Particle. We classify the valuation techniques that use unobservable inputs as Level 3 of fair value measurements.

The key inputs used in available-for-sale debt investments valuation as of December 31, 2018, 2019 and 2020 were as follows:

	As of December 31,
	2018		2019	2020
	Under the Status Quo Scenario*	Under the Trade Sale Scenario**
Discount rate	22.5%	17%	N/A	N/A
Lack of marketability discount (“DLOM”)	20%	15%	5%	25%
Volatility	44.5%	44.8%	45.7%	55.3%
Revenue growth rate	3.7%-75.8%	3.7%-75.8%	N/A	N/A
Terminal growth rate	3%	3%	N/A	N/A
Control premium	N/A	30%	N/A	N/A
Probability of each scenario	60%	40%	N/A	N/A

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

Accounts receivable, notes receivable, amounts due from related parties, prepayments and other current assets, accounts payable, amounts due to related parties, salary and welfare payable, accrued expense, and other current liabilities are financial assets or liabilities with carrying values that approximate fair value due to their short term nature.

Expected credit loss

In June 2016, the FASB issued ASU 2016-13 Financial Instruments-Credit Losses (Topic 326), and issued subsequent amendments to the initial guidance, transitional guidance and other interpretive guidance between November 2018 and March 2020 within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03. ASU 2016-13 introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including accounts receivable and notes receivable, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. Further, the new guidance indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The allowance for accounts receivable is our estimate of credit losses based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability of payment. We estimated the allowance by segmenting accounts receivable into groups based on certain credit risk characteristics, and determining an expected loss rate for each group based on historical loss experience adjusted for judgments about the effects of relevant observable data including default rates, lifetime for debt recovery, current and future economic conditions.

We adopted ASU 2016-13 beginning from January 1, 2020 on a modified retrospective basis and there was no material impact on the balance sheets and the consolidated statements of comprehensive income/(loss) as a result of adopting the new standard.

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

We adopted ASU No. 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, and in accordance with the FASB, pursuant to which we have the option to choose whether we will apply a qualitative assessment first and then a quantitative assessment, if necessary, or to apply a quantitative assessment directly. For reporting units applying a qualitative assessment first, we start the goodwill impairment test by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of the reporting unit with its carrying value, including goodwill. If the carrying value of each reporting unit, including goodwill, exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, but limited to the total amount of goodwill allocated to that reporting unit.

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. We estimate fair value using the income approach. The judgment in estimating the fair value of reporting units includes revenue growth rates and appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

Intangible Assets, Net

Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets mainly consist of computer software purchased from unrelated third parties, operating rights for licensed games, licensed copyrights of reading content, audio content, trademark and an Internet domain name. Intangible assets are stated at cost less impairment and accumulated amortization, which is computed using the straight-line method over the estimated useful lives of the assets. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Estimated Useful Lives
Computer software	5 years
Licensed copyrights of reading content	Lesser of the licensed period or 5 years
Trademark and Domain name	10 years
Audio content	Lesser of the licensed period or 5 years
License and licensed games	Estimated life cycle

We amortize the licensed copyrights in “cost of revenues” on a straight-line basis.

We performed intangible assets impairment assessment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability is measured through the use of an undiscounted future cash flow model when an indication of impairment is determined to exist. If an asset is determined to be not recoverable, its carrying amount is reduced to the estimated fair value determined using a discounted cash flow model. Our impairment tests included significant assumptions relating to revenue growth and timing of projected future cash flows.

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

We evaluate if we are a principal or an agent in a transaction to determine whether revenue should be recorded on a gross or net basis. We are acting as the principal if we obtain control over the goods and services before they are transferred to customers. When we are primarily obligated in a transaction, are generally subject to inventory risk, have latitude in establishing prices, or have several but not all of these indicators, we act as the principal and revenue is recorded on a gross basis. When we are not primarily obligated in a transaction, do not generally bear the inventory risk and do not have the ability to establish the price, we act as the agent and revenue is recorded on a net basis.

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

Beginning from January 1, 2019, paid services revenues have been re-classified and now comprised of (i) revenues from paid contents, which includes digital reading, audio books, paid videos, and other content-related sales activities, (ii) revenues from games, which includes web-based games and mobile games, (iii) revenues from MVAS, and (iv) revenues from others. For comparison purposes, the revenues from paid services for the year ended December 31, 2018 have been retrospectively re-classified.

Paid contents

Paid contents revenues mainly comprised of revenues generated from digital reading, audio books, paid videos, and other content-related sales activities.

Digital reading

Digital reading revenues are derived from providing fee-based internet literatures from writers and digital format books licensed from third-party publishers to customers both on our PC and mobile platforms and on third-party platforms. Digital reading revenues generated from our PC and mobile platforms are recorded on a gross basis and recognized evenly over the subscription period, or in the period in which a pay-per-view service is provided, as we are responsible for providing the desired services to the customers and have primary responsibility and broad discretion to establish price, therefore we are considered the primary obligor in these transactions. Digital reading revenues generated from third-party platforms are recorded on a net basis.

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

MVAS

MVAS revenues are mainly derived from providing mobile phone users with WVAS through telecom operators’ platforms, mobile newspaper services and mobile video services. Revenues from MVAS are charged on a monthly or per-usage basis, and are recognized in the period in which the service is performed, provided that no significant obligation remains, collection of the receivables is reasonably assured and the amounts can be accurately estimated. Most revenues from mobile newspaper services, mobile video services and most WVAS are recorded on a net basis as we are acting as an agent of operators in these transactions.

Others

Other paid service revenues mainly comprise of revenues generated from E-commerce services and online real estate related services. Revenues are recognized in the period in which the service is performed, provided that no significant obligation remains, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

For certain E-commerce services, we charge commission fees to third-party merchants for participating in our online marketplace, where we generally are acting as an agent and our performance obligation is to arrange for the provision of the specified goods or services by those third-party merchants. Upon successful sales, we charge the third-party merchants a negotiated amount or a fixed rate commission fee based on the sales amount. Commission fee revenues are recognized on a net basis at the point of delivery of products, net of return allowances. For some E-commerce services, we recognize revenues from certain online retail business on a gross basis as we are acting as a principal in these transactions and are responsible for fulfilling the promise to provide the specified goods.

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

We use the Black-Scholes option pricing model to determine the fair value of share options based on the fair value of underlying ordinary shares at the grant date. The assumptions used in calculating the fair value of share options represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. The fair values of the options during 2018, 2019 and 2020 used the following assumptions.

For the Years Ended December 31,
	2018	2019	2020
Expected volatility rate	56.76%-57.10%	55.92%-77.98%	58.59%-74.15%
Expected dividend yield	—	—	—
Expected term (years)	2.50-6.16	1.00-6.16	0.50-6.16
Risk-free interest rate (per annum)	0.91%-2.09%	2.33%-3.12%	1.14%-2.37%

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

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended December 31, 2018, 2019 and 2020.

We recognized gain on disposal of available-for-sale debt investments of RMB1,001.2 million and RMB477.3 million (US$73.1 million) in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2019 and 2020, respectively, which were not subject to any corporate income or capital gains taxes under the current laws of the Cayman Islands.

Description of Key Statement of Comprehensive Income/(Loss) Items

Revenues

The following table sets forth the principal components of our total revenues by amount and by percentage of total revenues for the years presented.

	For the Years Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Revenues:
Net advertising revenues	1,198,150	87.1	1,194,761	90.0	1,113,017	170,577	92.1
Paid services revenues	178,131	12.9	133,020	10.0	95,828	14,686	7.9
Total revenues	1,376,281	100.0	1,327,781	100.0	1,208,845	185,263	100.0

We derive our revenues from advertising services and paid services.

Advertising Services. Our net advertising revenues accounted for 87.1%, 90.0% and 92.1% of our total revenues in 2018, 2019 and 2020, respectively. We generate our net advertising revenues from payments made by advertisers to place their advertisements on our ifeng.com, mobile Internet websites i.ifeng.com and our mobile applications in different formats over a particular period of time. Such formats generally include but are not limited to banners, newsfeed, videos, text-links, logos, buttons and rich media.

Advertisers purchase our advertising services primarily through third-party advertising agencies. Currently the advertising business has three main types of pricing models, consisting of the CPD model, the CPM model, and the CPC model. We recognize advertising revenues on a net basis after deducting service fees earned by advertising agencies and the VAT and the cultural development fee.

We also earn advertising revenues from related parties, including Phoenix TV, for joint TV and online advertising solutions which we provide together with Phoenix TV to certain Phoenix TV advertising customers, China Mobile Communication Corporation, or China Mobile, and our investees for online advertising services. We also record these revenues as net advertising revenues earned from related parties. Our net advertising revenues earned from related parties accounted for 3.5%, 4.2% and 3.4% of our net advertising revenues in 2018, 2019 and 2020, respectively.

Paid Services. Our paid services revenues contributed 12.9%, 10.0% and 7.9% of our total revenues in 2018, 2019 and 2020, respectively. The following table sets forth our paid services offerings and their respective contributions to our paid services revenues and total revenues in 2018, 2019 and 2020, respectively.

	For the Years Ended December 31,
	% of Paid Services Revenues			% of Total Revenues
Paid Services Revenues*	2018	2019	2020	2018	2019	2020
Paid contents	52.8	53.5	48.2	6.8	5.3	3.8
Games	8.3	10.4	0.2	1.1	1.1	0.0
MVAS	30.9	13.9	13.7	4.0	1.4	1.1
Others	8.0	22.2	37.9	1.0	2.2	3.0

Note:

*

Prior to 2019, paid services revenues comprised of (i) revenues from digital entertainment, which included MVAS and digital reading, and (ii) revenues from games and others, which included web-based games, mobile games, content sales, and other online and mobile paid services through our own platforms. Beginning from January 1, 2019, paid services revenues have been re-classified and now comprised of (i) revenues from paid contents, which includes digital reading, audio books, paid videos, and other content-related sales activities, (ii) revenues from games, which includes web-based games and mobile games, (iii) revenues from MVAS, and (iv) revenues from others. For comparison purposes, the revenues from paid services for the year ended December 31, 2018 have been retrospectively re-classified.

These revenues were recorded either on gross or net basis depending on the nature of the services that we provided to the customers.

Our paid services revenues generated from China Mobile, a related party, accounted for 48.5%, 45.5% and 31.8% of our paid services revenues in 2018, 2019 and 2020, respectively. We generated paid services revenues of RMB86.4 million, RMB60.5 million and RMB30.5 million (US$4.7 million) from providing services to customers of China Mobile and collecting fees through arrangements with China Mobile in 2018, 2019 and 2020, respectively. The decrease in paid services revenues with China Mobile was primarily due to a decrease in the MVAS revenues mainly resulting from the decline in users’ demand for services provided through telecom operators in China. We derived paid services revenues of RMB9.2 million, nil and nil for the years ended December 31, 2018, 2019 and 2020, respectively, from fixed fees from China Mobile for our mobile newspaper service.

Sales Taxes and Related Surcharges and Other Surcharges. We are subject to VAT and related surcharges on the revenues earned for services provided in the PRC. The primary applicable rate of VAT is 6.0% for the years ended December 31, 2018, 2019 and 2020. We are also subject to a cultural development fee on the provision of advertising services in the PRC. The applicable tax rate decreased from 3% of the net advertising revenues before July 1, 2019 to 1.5% of the net advertising revenues since July 1, 2019. The VAT and the cultural development fee are recorded as a reduction item of revenues in the consolidated statements of comprehensive income/(loss). Other surcharges mainly comprised of urban maintenance and construction tax and education surcharges. The urban maintenance and construction tax are charged at 7%, 5% or 1% of the amount of VAT actually paid depending on where the taxpayer is located. Education surcharges are charged at 3% of the amount of VAT actually paid and local education surcharges are charged at 2% or 1% of the amount of VAT actually paid depending on where the taxpayer is located. The urban maintenance and construction tax, education surcharges and local education surcharges are recorded in the cost of revenues in the consolidated statements of comprehensive income/(loss).

Cost of Revenues

Our cost of revenues consists primarily of (1) revenue sharing fees, including service fees retained by mobile telecommunications operators, and revenue sharing fees paid to our channel and content partners, (2) content and operational costs, including personnel-related cost associated with content production and certain advertisement sales support personnel, content procurement costs to third-party professional media companies and to Phoenix TV Group, direct costs related to in-house content production, channel testing costs, rental cost, depreciation and amortization, the urban maintenance and construction tax, education surcharges and local education surcharges, and other miscellaneous costs, and (3) bandwidth costs. The decrease in cost of revenues from 2019 to 2020 was primarily attributable to our strict cost control measures taken to enhance our operating efficiency in 2020. The following table sets forth the components of our cost of revenues by amount and by percentage of total revenues for the years indicated.

	For the Years Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Cost of revenues:
Revenue sharing fees	47,262	3.4	25,157	1.9	19,550	2,996	1.6
Content and operational costs	491,476	35.8	603,573	45.5	482,641	73,968	40.0
Bandwidth costs	57,105	4.1	54,600	4.1	57,095	8,750	4.7
Total cost of revenues	595,843	43.3	683,330	51.5	559,286	85,714	46.3

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

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and technology and product development expenses, and include allocations of expenses from Phoenix TV and impairment of goodwill. Share-based compensation is included in our operating expenses as they are incurred. The decrease in operating expenses from 2019 to 2020 was primarily attributable to the decreases in both our traffic acquisition expenses and the personnel-related expenses as a result of the strict cost control measures taken by us to enhance our operating efficiency in 2020.

The following table sets forth our operating expenses, divided into their major categories, by amount and by percentage of total revenues for the years indicated.

	For the Years Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Operating expenses:
Sales and marketing expenses	536,980	39.0	541,772	40.8	279,429	42,824	23.1
General and administrative expenses	162,424	11.8	242,047	18.2	277,931	42,595	23.0
Technology and product development expenses	204,723	14.9	216,741	16.3	171,989	26,358	14.2
Impairment of goodwill	—	0.0	—	0.0	22,786	3,492	1.9
Total operating expenses	904,127	65.7	1,000,560	75.3	752,135	115,269	62.2

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

Impairment of goodwill. We recognized an impairment of goodwill of RMB22.8 million (US$3.5 million) for the reporting unit of Tianbo in 2020, mainly caused by the negative impact on Tianbo from both the COVID-19 outbreak in 2020 and the tightened rules and regulations on real estate market in China as well as intensified industry competition. The impairment loss of goodwill was determined by quantitatively comparing the fair value of the Tianbo reporting unit to its carrying amounts, with the fair value of the Tianbo reporting unit determined based on the discounted cash flows of Tianbo.

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

Related Party Transactions

In 2018, 2019 and 2020, we have entered into transactions with our related parties, including Phoenix TV, China Mobile, and certain investees, that impacted our net advertising revenues, paid services revenues, cost of revenues, sales and marketing expenses and general and administrative expenses. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” The following table sets forth the significant transactions with our related parties.

	For the Years Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(In thousands)
Transactions with the non-US listed part of Phoenix TV Group :
Content provided by Phoenix TV Group	(12,398)	(11,302)	(2,595)	(398)
Advertising and promotion expenses charged by Phoenix TV Group	(4,258)	(4,157)	(2,549)	(391)
Corporate administrative expenses and trademark license fees charged by Phoenix TV Group	(7,918)	(7,045)	(5,039)	(772)
Project cost charged by Phoenix TV Group	(1,763)	(1,148)	(487)	(75)
Revenues earned from Phoenix TV Group	14,354	15,705	10,635	1,630
Transactions with China Mobile:
Advertising revenues earned from China Mobile	27,532	23,256	23,747	3,639
Paid services revenues earned from and through China Mobile	86,352	60,484	30,486	4,672
Revenue sharing fees and bandwidth cost charged by China Mobile	(15,929)	(13,999)	(6,487)	(994)
Transactions with Investees :
Advertising revenues earned from Tianbo	193	16	—	—
Advances provided to Tianbo	10,721	247	—	—
Revenues earned from other investee	181	315	—	—
Loans repaid by Particle	(84,083)	—	—	—
Related interest income including the effect of foreign exchange arising from convertible loans to Particle	8,993	—	—	—
Corporate administrative expenses charged by Particle	(82)	—	—	—
Sales of assets to Particle at carrying value	(413)	—	—	—
Other income earned from Particle	—	1,990	—	—
Advertising revenues earned from Fengyi Technology	—	12,612	3,721	570
Revenue sharing fees charged by investees	(77)	(62)	—	—
Advertising and promotion expenses charged by Fengyi Technology	—	—	(142)	(22)

Other Income, net

Our other income, net generally reflects gain on disposal of available-for-sale debt investments, gain on disposal of convertible loans due from a related party, government subsidies, net interest income, foreign currency exchange gain or loss, income/(loss) from equity method investments, net of impairment, changes in fair value of forward contract in relation to disposal of investments in Particle, changes in fair value of loan related to co-sale of Particle shares, impairment of available-for-sale debt investments and others, net.

For more information about the gain on disposal of available-for-sale debt investments, see “Note 9 Available-for-sale Debt Investments” of our audited consolidated financial statements included at the end of this annual report.

Taxation

We are incorporated in the Cayman Islands. Under the current relevant laws of the Cayman Islands, corporate income, capital gains or other direct taxes are not imposed on corporations in the Cayman Islands. In addition, dividend payments are not subject to withholding taxes in the Cayman Islands. We recognized gain on disposal of available-for-sale debt investments of RMB1,001.2 million and RMB477.3 million (US$73.1 million) in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2019 and 2020, respectively, which was not subject to any corporate income or capital gains taxes under the current laws of the Cayman Islands.

Our subsidiaries incorporated in the British Virgin Islands are exempted from income tax on their foreign-derived income and are not subject to withholding taxes. Our subsidiaries in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. On April 1, 2018, a two-tiered profits tax regime was introduced. The profits tax rate for the first HK $2 million of profits of corporations is lowered to 8.25%, while profits above that amount continue to be subject to the tax rate of 16.5%.

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

Fenghuang On-line was qualified as an HNTE in 2017 and 2020, respectively, and therefore, Fenghuang On-line was subject to a 15% income tax rate for the years from 2018 to 2020.

Tianying Jiuzhou was qualified as an HNTE in 2017 and 2020, respectively, and therefore, Tianying Jiuzhou was subject to a 15% income tax rate from 2018 to 2020.

In 2017 and 2020, Fenghuang Yutian was qualified as an HNTE, respectively, and therefore, Fenghuang Yutian was subject to a 15% income tax rate from 2018 to 2020.

In 2016, Fenghuang Borui was qualified as a Software Enterprise. As 2016 was the first year Fenghuang Borui generated taxable profit, it was exempted from income taxes for the years 2016 and 2017, and was subject to a 12.5% income tax rate from 2018 to 2020.

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

We are subject to VAT and related surcharges on the revenues earned for services provided in the PRC. The primary applicable rate of VAT is 6.0% for the years ended December 31, 2018, 2019 and 2020. We are also subject to a cultural development fee on the provision of advertising services in the PRC. The applicable tax rate decreased from 3% of the net advertising revenues before July 1, 2019 to 1.5% of the net advertising revenues since July 1, 2019. The VAT and the cultural development fee are recorded as a reduction item of revenues in the consolidated statements of comprehensive income/(loss). Other surcharges mainly comprised of urban maintenance and construction tax and education surcharges. The urban maintenance and construction tax are charged at 7%, 5% or 1% of the amount of VAT actually paid depending on where the taxpayer is located. Education surcharges are charged at 3% of the amount of VAT actually paid and local education surcharges are charged at 2% or 1% of the amount of VAT actually paid depending on where the taxpayer is located. The urban maintenance and construction tax, education surcharges and local education surcharges are recorded in the cost of revenues in the consolidated statements of comprehensive income/(loss). For more information about risks related to potential changes in the taxes applicable to us, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — The discontinuation of any of the preferential tax treatments available to us in China could materially and adversely affect our operating results and financial condition.”

A.	Results of Operations

Selected Consolidated Financial Information

We sold all of our investment in Yitian Xindong, on May 18, 2020 and the disposal of Yitian Xindong was qualified for reporting as a “discontinued operation” in our financial statements. See “Item 4. Information on the Company — C. Organizational Structure — Our Corporate Structure” for further details. Accordingly, the historical financial results of Yitian Xindong for the periods from 2018 to 2020 are reflected in our audited consolidated financial statements included in this annual report as discontinued operations, and historical results discussed elsewhere in this annual report exclude such results unless they are expressly included.

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

	For the Years Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except for percentages)
Consolidated Statements of Comprehensive Income/(Loss) Data
Revenues:
Net advertising revenues	1,198,150	87.1	1,194,761	90.0	1,113,017	170,577	92.1
Paid services revenues	178,131	12.9	133,020	10.0	95,828	14,686	7.9
Total revenues	1,376,281	100.0	1,327,781	100.0	1,208,845	185,263	100.0
Cost of revenues (1)	(595,843)	(43.3)	(683,330)	(51.5)	(559,286)	(85,714)	(46.3)
Gross profit	780,438	56.7	644,451	48.5	649,559	99,549	53.7
Operating expenses (1) :
Sales and marketing expenses	(536,980)	(39.0)	(541,772)	(40.8)	(279,429)	(42,824)	(23.1)
General and administrative expenses	(162,424)	(11.8)	(242,047)	(18.2)	(277,931)	(42,595)	(23.0)
Technology and product development expenses	(204,723)	(14.9)	(216,741)	(16.3)	(171,989)	(26,358)	(14.2)
Impairment of goodwill	—	—	—	—	(22,786)	(3,492)	(1.9)
Total operating expenses	(904,127)	(65.7)	(1,000,560)	(75.3)	(752,135)	(115,269)	(62.2)
Loss from operations	(123,689)	(9.0)	(356,109)	(26.8)	(102,576)	(15,720)	(8.5)
Other income, net*	78,510	5.7	1,047,819	78.9	549,198	84,168	45.4
(Loss)/income from continuing operations before income taxes	(45,179)	(3.3)	691,710	52.1	446,622	68,448	36.9
Income tax expense	(20,119)	(1.5)	(21,950)	(1.7)	(18,977)	(2,909)	(1.6)
Net (loss)/income from continuing operations	(65,298)	(4.8)	669,760	50.4	427,645	65,539	35.3
Net (loss)/income from discontinued operations, net of income taxes	(314)	(0.0)	54,242	4.1	(62,366)	(9,558)	(5.2)
Net (loss)/income	(65,612)	(4.8)	724,002	54.5	365,279	55,981	30.1
Net loss/(income) from continuing operations attributable to noncontrolling interests	2,156	0.2	(5,564)	(0.4)	(9,669)	(1,482)	(0.8)
Net loss from discontinued operations attributable to noncontrolling interests	234	0.0	9,391	0.7	24,759	3,795	2.0
Net loss attributable to noncontrolling interests	2,390	0.2	3,827	0.3	15,090	2,313	1.2
Net (loss)/income from continuing operations attributable to Phoenix New Media Limited	(63,142)	(4.6)	664,196	50.0	417,976	64,058	34.5
Net (loss)/income from discontinued operations attributable to Phoenix New Media Limited	(80)	(0.0)	63,633	4.8	(37,607)	(5,764)	(3.2)
Net (loss)/income attributable to Phoenix New Media Limited	(63,222)	(4.6)	727,829	54.8	380,369	58,294	31.3
Net (loss)/income	(65,612)	(4.8)	724,002	54.5	365,279	55,981	30.1
Other comprehensive income/(loss), net of tax: fair value remeasurement for available-for-sale investments	566,320	41.1	1,188,762	89.5	(887,248)	(135,977)	(73.4)
Other comprehensive loss, net of tax: reclassification adjustment for disposal of available-for-sale debt investments	—	0.0	(1,008,795)	(76.0)	(491,197)	(75,279)	(40.6)
Other comprehensive income/(loss), net of tax: foreign currency translation adjustment	51,794	3.8	37,483	2.8	(55,577)	(8,517)	(4.6)
Comprehensive income/(loss)	552,502	40.1	941,452	70.8	(1,068,743)	(163,792)	(88.5)
Comprehensive loss attributable to noncontrolling interests	2,390	0.2	3,827	0.3	15,090	2,313	1.2
Comprehensive income/(loss) attributable to Phoenix New Media Limited	554,892	40.3	945,279	71.1	(1,053,653)	(161,479)	(87.3)

	For the Years Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except for percentages)
Non-GAAP gross profit (2)	784,188	57.0	649,624	48.9	652,172	99,949	53.9
Non-GAAP loss from operations (2)	(109,700)	(8.0)	(344,250)	(25.9)	(70,407)	(10,790)	(5.8)
Non-GAAP adjusted net loss from continuing operations attributable to Phoenix New Media Limited (3)	(54,505)	(4.0)	(326,120)	(24.6)	(33,650)	(5,157)	(2.8)

Notes:

*

Other income, net generally reflects net interest income, foreign currency exchange gain or loss, income/(loss) from equity method investments, net of impairments, gain on disposal of convertible loans due from a related party, gain on disposal of available-for-sale debt investments, changes in fair value of forward contract in relation to disposal of investments in Particle, changes in fair value of loan related to co-sale of Particle shares, impairment of available-for-sale debt investments and others, net.

(1)	Includes share-based compensation as follows:

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
	(In thousands)
Allocation of share-based compensation:
Cost of revenues	3,750	5,173	2,613	400
Sales and marketing expenses	2,360	1,402	1,764	270
General and administrative expenses	5,072	4,041	3,648	560
Technology and product development expenses	2,807	1,243	1,358	208
Total share-based compensation included in cost of revenues and operating expenses	13,989	11,859	9,383	1,438

(2)

Non-GAAP gross profit and non-GAAP income or loss from operations are both non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP income or loss from operations is income or loss from operations excluding share-based compensation and impairment of goodwill.

(3)

We define non-GAAP adjusted net income or loss from continuing operations attributable to Phoenix New Media Limited as net income or loss from continuing operations attributable to Phoenix New Media Limited excluding share-based compensation, impairment of goodwill, income or loss from equity method investments, net of impairments, changes in fair value of forward contract in relation to disposal of investments in Particle, changes in fair value of loan related to co-sale of Particle shares, impairment of available-for-sale debt investments and gain on disposal of available-for-sale debt investments.

We believe the separate analysis and exclusion of the following non-GAAP to GAAP reconciling items add clarity to the constituent parts of our performances. We review non-GAAP gross profit, non-GAAP income or loss from operations and non-GAAP adjusted net income or loss from continuing operations attributable to Phoenix New Media Limited together with gross profit, income or loss from operations and net income or loss from continuing operations attributable to Phoenix New Media Limited to obtain a better understanding of our operating performance. We use these non-GAAP financial measures for planning and forecasting and measuring results against the forecast. Using these non-GAAP financial measures to evaluate our business may assist us and our investors in assessing our relative performance against our competitors and ultimately monitoring our capacity to generate returns for our investors. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of items like share-based compensation, income or loss from equity method investments, net of impairments, which have been and will continue to be significant recurring items, and without the effect of impairment of goodwill, gain on disposal of available-for-sale debt investments, changes in fair value of loan related to co-sale of Particle shares, impairment of available-for-sale debt investments and changes in fair value of forward contract in relation to disposal of investments in Particle, which have been significant and one-time items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact our gross profit, income or loss from operations and net income or loss from continuing operations attributable to Phoenix New Media Limited for the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from or as an alternative to the financial measures prepared in accordance with U.S. GAAP.

Our non-GAAP gross profit, non-GAAP income or loss from operations and non-GAAP adjusted net income or loss from continuing operations attributable to Phoenix New Media Limited are calculated as follows for the years presented:

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
	(In thousands)
Gross Profit	780,438	644,451	649,559	99,549
Excluding:
Share-based compensation	3,750	5,173	2,613	400
Non-GAAP gross profit	784,188	649,624	652,172	99,949

Loss from operations	(123,689)	(356,109)	(102,576)	(15,720)
Excluding:
Share-based compensation	13,989	11,859	9,383	1,438
Impairment of goodwill	—	—	22,786	3,492
Non-GAAP loss from operations	(109,700)	(344,250)	(70,407)	(10,790)

Net (loss)/income from continuing operations attributable to Phoenix New Media Limited	(63,142)	664,196	417,976	64,058
Excluding:
Share-based compensation	13,989	11,859	9,383	1,438
(Income)/loss from equity method investments, net of impairments	(5,352)	3,447	(5,598)	(858)
Impairment of goodwill	—	—	22,786	3,492
Gain on disposal of available-for-sale debt investments	—	(1,143,755)	(573,860)	(87,949)
Changes in fair value of forward contract in relation to disposal of investments in Particle	—	(4,441)	(16,085)	(2,465)
Changes in fair value of loan related to co-sale of Particle shares	—	—	24,535	3,760
Impairment of available-for-sale debt investments	—	—	2,000	307
Loss attributable to noncontrolling interest related to impairment of goodwill	—	—	(11,393)	(1,746)
Accrued withholding taxes of gain on disposal of available-for-sale debt investments*	—	142,574	96,606	14,806
Non-GAAP adjusted net loss from continuing operations attributable to Phoenix New Media Limited	(54,505)	(326,120)	(33,650)	(5,157)

Note:

* The gain on disposal of available-for-sale debt investments had been net of accrued PRC withholding tax, which was calculated based on 10% of the gain recognized from the disposal of available-for-sale debt investments in Particle, with any relevant tax adjustments if applicable, as regulated by the Public Notice on Several Issues regarding Enterprise Income Tax for Indirect Property Transfer by Non-resident Enterprises, or SAT Circular 7, issued on February 3, 2015, and the Public Notice Regarding Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Public Notice 37, issued on October 17, 2017. The accrued withholding tax may vary with the actual withholding tax to be paid in the future. The difference between the currently calculated withholding tax and the actual withholding tax to be paid will be recognized as gain or loss on disposal of available-for-sale debt investments in the period when we actually settle the withholding tax with the tax authorities in PRC.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues. Our total revenues decreased by 9.0% to RMB1.21 billion (US$185.3 million) in 2020 from RMB1.33 billion in 2019, primarily attributable to decrease in online advertising demand as our customers in certain industries were negatively impacted by COVID-19. Net advertising revenues (net of advertising agency service fees and sales taxes and related surcharges) decreased by 6.8% to RMB1.11 billion (US$170.6 million) in 2020 from RMB1.19 billion in 2019, primarily attributable to decrease in online advertising demand as our customers in certain industries were negatively impacted by COVID-19. Paid service revenues decreased by 28.0% to RMB95.8 million (US$14.7 million) in 2020 from RMB133.0 million in 2019, primarily attributable to the tightened rules and regulations on digital reading in China and in line with the broader market conditions reflecting the trend towards free online reading.

Cost of Revenues. Our cost of revenues for the year ended December 31, 2020 was RMB559.3 million (US$85.7 million), which represented a decrease of 18.2% from RMB683.3 million for the year ended December 31, 2019, primarily attributable to our strict cost control measures taken to enhance our operating efficiency in 2020. Cost of revenues as a percentage of our revenues decreased from 51.5% in 2019 to 46.3% in 2020.

•

Revenue sharing fees. Our revenue sharing fees for the years ended December 31, 2019 and 2020 were RMB25.2 million and RMB19.6 million (US$3.0 million), respectively, mainly attributable to the decrease in the revenue sharing fees paid to mobile telecommunications operators in line with the decrease in MVAS revenues, partially offset by the increase in the revenue sharing fees paid to channel partners.
•

Content and operational costs. Our content and operational costs for the years ended December 31, 2019 and 2020 were RMB603.6 million and RMB482.6 million (US$74.0 million), respectively. The decrease in content and operational costs from 2019 to 2020 was primarily attributable to our strict cost control measures taken to enhance our operating efficiency in 2020.

•	Bandwidth costs. Our bandwidth costs increased slightly from RMB54.6 million in 2019 to RMB57.1 million (US$8.7 million) in 2020.

Share-based compensation. Our share-based compensation allocated to cost of revenues as part of content and operational costs above, decrease from RMB5.2 million in 2019 to RMB2.6 million (US$0.4 million) in 2020. The decrease was mainly due to the fact that we recognized share-based compensation, net of estimated forfeitures, on a graded-vesting basis over the vesting term of the awards, which caused less share-based compensation recognized in 2020 for share options granted prior to 2020.

As a result of the foregoing, our gross profit increased slightly from RMB644.5 million in 2019 to RMB649.6 million (US$99.5 million) in 2020. Our gross margin increased from 48.5% in 2019 to 53.7% in 2020.

Operating Expenses. Our operating expenses decreased by 24.8% from RMB1,000.6 million in 2019 to RMB752.1 million (US$115.3 million) in 2020, primarily due to the decreases in both traffic acquisition expenses and the personnel-related expenses as a result of the strict cost control measures taken by us to enhance our operating efficiency in 2020. Our operating expenses as a percentage of revenues decreased from 75.3% in 2019 to 62.2% in 2020.

•

Sales and marketing expenses. Our sales and marketing expenses decreased by 48.4% from RMB541.8 million in 2019 to RMB279.4 million (US$42.8 million) in 2020. This decrease was mainly due to the decreases in both traffic acquisition expenses and the personnel-related expenses as a result of the strict cost control measures taken by us to enhance our operating efficiency in 2020.

•

General and administrative expenses. Our general and administrative expenses increased by 14.8% from RMB242.0 million in 2019 to RMB277.9 million (US$42.6 million) in 2020. This increase was mainly caused by the increase in the allowance for credit losses due to the negative impact of the COVID-19 on the customers’ ability of payment, which was partially offset by our effective cost control efforts.

•

Technology and product development expenses. Our technology and product development expenses decreased by 20.6% from RMB216.7 million in 2019 to RMB172.0 million (US$26.4 million) in 2020 mainly caused by the strict cost control measures taken by us to enhance our operating efficiency in 2020.

•

Impairment of goodwill. We recognized an impairment of goodwill of RMB22.8 million (US$3.5 million) for the Tianbo reporting unit in 2020, mainly caused by the negative impact on Tianbo from both the COVID-19 outbreak in 2020 and the tightening of rules and regulations on real estate market in China as well as intensified industry competition. The impairment loss of goodwill was determined by quantitatively comparing the fair value of the Tianbo reporting unit to its carrying amounts, with the fair value of the Tianbo reporting unit determined based on the discounted cash flows of Tianbo.

•

Share-based compensation. Our share-based compensation allocated to each of the three categories of operating expenses was RMB6.8 million (US$1.0 million) in 2020, almost same as RMB6.7 million in 2019.

Related Party Transactions

•

Our net advertising revenues from related parties decreased by 25.8% from RMB50.7 million in 2019 to RMB37.6 million (US$5.8 million) in 2020, which was primarily attributable to decrease in advertising revenues earned from Henan Fengyi Feiyang Network Technology Limited, or Fengyi Technology, in which we hold 40% equity interest and account for as available-for-sale debt investments.

•

Our paid service revenues from related parties decreased by 49.8% from RMB61.7 million in 2019 to RMB31.0 million (US$4.7 million) in 2020, which was primarily attributable to decrease in paid services revenues generated from China Mobile.

•

Our cost of revenues due to transactions with related parties decreased by 63.9% from RMB26.5 million in 2019 to RMB9.6 million (US$1.5 million) in 2020, which was primarily due to decrease in both revenues sharing payable to China Mobile and content costs payable to Phoenix TV Group.

•

Our operating expenses due to transactions with related parties decreased by 30.9% from RMB11.2 million in 2019 to RMB7.7 million (US$1.2 million) in 2020, which was mainly attributable to a decrease in trademark license fee charged by Phoenix TV Group.

Other Income, Net. Our other income, net decreased from RMB1,047.8 million in 2019 to RMB549.2 million (US$84.2 million) in 2020. The decrease in other income, net in 2020 was mainly due to the decrease in gain on disposal of available-for-sale debt investments from RMB1,001.2 million in 2019 to RMB477.3 million (US$73.1 million) in 2020, which represented the gain from the disposal of our investments in Particle.

Income Tax Expense. Our income tax expense decreased from RMB22.0 million in 2019 to RMB19.0 million (US$2.9 million) in 2020. Our effective tax rate was 67.5% in 2020 as compared to negative 8.2% in 2019. The change in effective tax rate was mainly due to the increase in the valuation allowance for the tax effect of operating loss recognized in 2020.

Net Income from Continuing Operations Attributable to Phoenix New Media Limited. As a result of the foregoing, net income from continuing operations attributable to our company was RMB664.2 million in 2019 and net income from continuing operations attributable to our company was RMB418.0 million (US$64.1 million) in 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues. Our total revenues decreased by 3.5% from RMB1.38 billion in 2018 to RMB1.33 billion in 2019. Net advertising revenues (net of advertising agency service fees and sales taxes and related surcharges) remained almost same as 2018 with an amount of RMB1.19 billion in 2019. Paid service revenues decreased by 25.3% from RMB178.1 million in 2018 to RMB133.0 million in 2019, primarily due to the decrease in revenues of MVAS mainly resulting from the decline in users’ demand for services provided through telecom operators in China.

Cost of Revenues. Our cost of revenues for the year ended December 31, 2019 was RMB683.3 million, which represented an increase of 14.7% from RMB595.8 million for the year ended December 31, 2018, primarily attributable to the increase in content and operational costs as there were more internally-produced content costs incurred in 2019. Cost of revenues as a percentage of our revenues increased from 43.3% in 2018 to 51.5% in 2019.

•

Revenue sharing fees. Our revenue sharing fees for the years ended December 31, 2018 and 2019 were RMB47.3 million and RMB25.2 million, respectively, mainly caused by the decrease in the revenue sharing fees paid to telecom operators in line with the decrease in MVAS revenues.

•

Content and operational costs. Our content and operational costs for the years ended December 31, 2018 and 2019 were RMB491.5 million and RMB603.6 million, respectively. The increase in content and operational costs from 2018 to 2019 was primarily attributable to the more internally-produced content costs incurred in 2019.

•	Bandwidth costs. Our bandwidth costs decreased from RMB57.1 million in 2018 to RMB54.6 million in 2019.

Share-based compensation. Our share-based compensation allocated to cost of revenues as part of content and operational costs above, increased from RMB3.7 million in 2018 to RMB5.2 million in 2019. The increase was mainly due to the restricted share units granted to certain employees in 2019 under the restricted share unit scheme adopted in 2018 by Fread Limited.

As a result of the foregoing, our gross profit decreased by 17.4% from RMB780.4 million in 2018 to RMB644.5 million in 2019. Our gross margin decreased from 56.7% in 2018 to 48.5% in 2019.

Operating Expenses. Our operating expenses increased by 10.7% from RMB904.1 million in 2018 to RMB1,000.6 million in 2019, primarily due to the consolidation of operating expenses from Tianbo, the special cash compensation paid to our option holders of RMB30.1 million recognized in 2019 and the increase in bad debt expenses. Our operating expenses as a percentage of revenues increased from 65.7% in 2018 to 75.4% in 2019.

•	Sales and marketing expenses. Our sales and marketing expenses increased by 0.9% from RMB537.0 million in 2018 to RMB541.8 million in 2019.
•

General and administrative expenses. Our general and administrative expenses increased by 49.0% from RMB162.4 million in 2018 to RMB242.0 million in 2019. This increase was mainly due to the consolidation of Tianbo and the increase in bad debt expenses of accounts receivable.

•	Technology and product development expenses. Our technology and product development expenses increased by 5.9% from RMB204.7 million in 2018 to RMB216.7 million in 2019.
•	Share-based compensation. Our share-based compensation allocated to each of the three categories of operating expenses decreased from RMB10.2 million in 2018 to RMB6.7 million in 2019.

Related Party Transactions

•

Our net advertising revenues from related parties increased by 22.2% from RMB41.5 million in 2018 to RMB50.7 million in 2019, which was primarily attributable to increase in advertising revenues earned from Fengyi Technology.

•

Our paid service revenues from related parties decreased by 29.2% from RMB87.1 million in 2018 to RMB61.7 million in 2019, which was primarily attributable to decrease in paid services revenues generated from China Mobile.

•

Our cost of revenues due to transactions with related parties decreased by 12.1% from RMB30.2 million in 2018 to RMB26.5 million in 2019, which was primarily due to decrease in revenues sharing and bandwidth cost payable to China Mobile.

•

Our operating expenses due to transactions with related parties decreased by 8.6% from RMB12.3 million in 2018 to RMB11.2 million in 2019, which was mainly attributable to a decrease in trademark license fee charged by Phoenix TV Group.

Other Income, Net. Our other income, net increased from RMB78.5 million in 2018 to RMB1,047.8 million in 2019. The increase in other income, net in 2019 was mainly due to the gain on disposal of available-for-sale debt investments recognized in 2019 of RMB1,001.2 million, which represented the gain from the disposal of part of our investments in Particle recorded as available-for sale debt investments.

Income Tax Expense. Our income tax expense was RMB20.1 million in 2018 and RMB22.0 million in 2019. Our effective tax rate was negative 8.2% in 2019 as compared to negative 47.2% in 2018. The change in effective tax rate was mainly due to the increase in the valuation allowance for the tax effect of operating loss recognized in 2019, which was partially offset by the tax effect of the permanent differences deriving from tax-deductible expenses of the research and development expenses.

Net Income/(loss) from Continuing Operations Attributable to Phoenix New Media Limited. As a result of the foregoing, net loss from continuing operations attributable to our company was RMB63.1 million in 2018 and net income from continuing operations attributable to our company was RMB664.2 million in 2019.

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years indicated:

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
	(In thousands)
Net cash used in continuing operations	(78,912)	(371,385)	(103,295)	(15,831)
Net cash provided by discontinued operating activities	2,088	41,080	186	29
Net cash used in operating activities	(76,824)	(330,305)	(103,109)	(15,802)
Net cash (used in)/provided by continuing investing activities	(52,655)	1,540,746	480,466	73,635
Net cash (used in)/provided by discontinued investing activities	(62,057)	(80,352)	265,753	40,728
Net cash (used in)/provided by investing activities	(114,712)	1,460,394	746,219	114,363
Net cash used in continuing financing activities	(75,831)	(970,520)	(639,662)	(98,032)
Net cash used in discontinued financing activities	—	(144,100)	—	—
Net cash used in financing activities	(75,831)	(1,114,620)	(639,662)	(98,032)
Effect of exchange rate change on cash, cash equivalents and restricted cash	11,477	(35,191)	(38,563)	(5,910)
Reclassification of cash, cash equivalents and restricted cash from assets held for sale	(12,924)	(33,916)	46,840	7,179
Net decrease in cash, cash equivalents and restricted cash	(255,890)	(19,722)	(35,115)	(5,382)
Cash, cash equivalents and restricted cash at beginning of period	699,562	430,748	377,110	57,795
Cash, cash equivalents and restricted cash at end of period	430,748	377,110	388,835	59,592

As of December 31, 2020, we had RMB388.8 million (US$59.6 million) in cash, cash equivalents and restricted cash. Our cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less. Our restricted cash represents deposits placed in accounts co-managed with third parties related to the real estate services, which are restricted to withdrawal or usage. We have not encountered any difficulties in meeting our cash obligations to date. As of December 31, 2020, we also had RMB1.28 billion (US$196.2 million) in term deposits and short term investments with maturities up to one year. We believe that our operating cash flows, existing cash balances and term deposits and short term investments will be sufficient to meet our anticipated cash needs for the next twelve months from April 28, 2021.

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

Any earnings that our PRC subsidiaries distribute would be paid to our offshore intermediate holding company primarily through dividends. To date, our PRC subsidiaries have not paid dividends to us. As a holding company, we have not required cash for our operations outside of China and therefore our PRC subsidiaries have retained their earnings for the purpose of conducting our business operations in China. As of December 31, 2018, 2019 and 2020, our PRC subsidiaries’ retained earnings were RMB1,038.3 million, RMB972.0 million and RMB1,015.3 million (US$155.6 million), respectively, and our PRC subsidiaries’ cash and cash equivalents were RMB45.6 million, RMB125.4 million and RMB106.2 million (US$16.3 million), respectively.

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

Operating Activities

In 2020, our net cash used in continuing operating activities were RMB103.3 million (US$15.8 million). This was primarily due to our net income of RMB365.3 million, adjusted by (i) a non-operating gain on disposal of available-for-sale debt investments of RMB477.2 million, (ii) partially offset by non-cash adjustments which primarily included provision for allowance for credit losses of RMB75.8 million, amortization of the right-of-use assets of RMB40.0 million, depreciation and amortization expenses of RMB38.9 million, changes in fair value of loan related to co-sale of Particle shares of RMB24.5 million, impairment of goodwill of RMB22.8 million, impairment of intangible assets of RMB10.6 million and share-based compensation of RMB9.4 million. The decrease in cash from $235.7 million in working capital items is also included in operating cash flow.

In 2019, our net cash used in continuing operating activities were RMB371.4 million. This was primarily due to our net income of RMB724.0 million, adjusted by (i) a non-operating gain on disposal of available-for-sale debt investments of RMB1,001.2 million, (ii) partially offset by non-cash adjustments which primarily included depreciation and amortization expenses of RMB49.6 million, provision for allowance for credit losses of RMB40.0 million, amortization of the right-of-use assets of RMB33.8 million, and share-based compensation of RMB11.9 million. The decrease in cash from $164.8 million in working capital items is also included in operating cash flow.

In 2018, our net cash used in operating activities were RMB78.9 million. This was primarily due to our net loss of RMB65.6 million, adjusted by (i) non-cash adjustments of gain on disposal of convertible loans due from a related party of RMB10.6 million, and foreign currency exchange gain of RMB6.8 million, (ii) partially offset by non-cash adjustments which primarily included depreciation and amortization expenses of RMB32.5 million, provision for allowance for credit losses of RMB24.0 million, share-based compensation of RMB14.0 million. The decrease in cash from $60.0 million in working capital items is also included in operating cash flow.

Investing Activities

We had net cash provided by continuing investing activities of RMB480.5 million (US$73.6 million) for 2020. This was primarily due to (i) the maturity of term deposits and short-term investments of RMB6.4 billion, and (ii) net proceeds from disposal of available-for-sale debt investments of RMB695.9 million. These items were partially offset by (i) placement of term deposits and short term investments of RMB6.5 billion, (ii) cash paid for equity investments in certain investees of RMB82.0 million, (iii) loans provided to a third party related to co-sale of Particle shares of RMB68.9 million, and (iv) capital expenditures of RMB12.1 million as described in “—Capital Expenditures”.

We had net cash provided by continuing investing activities of RMB1.54 billion for 2019. This was primarily due to (i) the maturity of term deposits and short term investments of RMB8.8 billion, (ii) net proceeds from disposal of available-for-sale debt investments of RMB1.4 billion, (iii) deposits received from the Proposed Buyers of Particle shares of RMB358.0 million, and (iv) net cash acquired from acquisition of a subsidiary of RMB175.5 million. These items were partially offset by (i) placement of term deposits and short term investments of RMB9.2 billion, and (ii) capital expenditures of RMB57.9 million as described in “—Capital Expenditures”.

We had net cash used in continuing investing activities of RMB52.7 million for 2018. This was primarily due to (i) placement of term deposits and short term investments of RMB3.4 billion, (ii) capital expenditures of RMB56.0 million as described in “—Capital Expenditures”, (iii) loan provided to a related party of RMB10.0 million, partially offset by the maturity of term deposits and short term investments of RMB3.2 billion, proceeds from disposal of convertible loans due from a related party of RMB112.0 million, and loans repaid by a related party of RMB74.0 million.

Financing Activities

We had net cash used in continuing financing activities of RMB639.7 million (US$98.0 million) for 2020, mainly attributable to the special cash dividends paid to shareholders of RMB645.2 million, partially offset by cash received from discounted of notes receivable of RMB11.6 million.

We had net cash used in continuing financing activities of RMB970.5 million for 2019, mainly attributable to (i) the special cash dividends paid to shareholders of RMB703.1 million, (ii) repayment of short-term bank loans of RMB267.9 million, partially offset by proceeds from exercise of stock options RMB0.5 million.

We had net cash used in continuing financing activities of RMB75.8 million for 2018, mainly attributable to the repayment of short-term bank loans of RMB330.0 million, partially offset by proceeds from short-term bank loans of RMB250.5 million and proceeds from exercise of stock option of RMB3.7 million.

Capital Expenditures

We had capital expenditures of RMB56.0 million, RMB57.9 million and RMB12.1 million (US$1.9 million) in 2018, 2019 and 2020, respectively. The capital expenditures were mainly attributable to purchasing intangible assets, servers and network equipment. We expect capital expenditures to increase to approximately RMB31.6 million in 2021. We plan to fund our capital expenditures in 2021 with cash flows from our operations and remaining cash and cash equivalents as of December 31, 2020.

Recently Issued Accounting Standards

Simplifying the accounting for income taxes (Topic 740). In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes. ASU No. 2019-12 removes certain exceptions to the general principles in Topic 740 and provides for consistent application of and simplifies generally accepted accounting principles for other areas of Topic 740 by clarifying and amending existing guidance. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The method of adoption varies depending on the component of the new rule that is being adopted. Early application is permitted. We do not expect to adopt ASU 2019-12 early and are currently evaluating the impact of adopting this standard on our consolidated financial statements.

Investments—Equity securities (Topic 321), Investments—Equity method and joint ventures (Topic 323), and Derivatives and hedging (Topic 815)—Clarifying the interactions between Topic 321, Topic 323, and Topic 815. In January 2020, the FASB issued ASU No. 2020-01, Investments—Equity securities (Topic 321), Investments—Equity method and joint ventures (Topic 323), and Derivatives and hedging (Topic 815)—Clarifying the interactions between Topic 321, Topic 323, and Topic 815. The amendments clarify the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. We do not expect to adopt ASU 2020-01 early and are currently evaluating the impact of adopting this standard on our consolidated financial statements.

We do not expect that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material impact on the accompanying financial statements.

C.	Research and Development, Patents and Licenses, etc.

Product Development

See “Item 4. Information on the Company—B. Business Overview—Research and Development.”

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Please refer to “—A. Results of Operations” for a discussion of the most recent trends in our services, sales and marketing by the end of 2020. In addition, please refer to discussions included in such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales and operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

Since January 2020, COVID-19 has spread throughout China and other parts of the world. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. Substantially all of our revenue and workforce are concentrated in China. Consequently, the COVID-19 outbreak has adversely affected and may continue to adversely affect our business operations and our financial condition, operating results and cash flows for 2021, including but not limited to negative impact to our total revenues and slower collection of receivables and potential additional allowance for credit losses or impairment to our long-term assets. Because of the significant uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020.

	Payments Due by Period
	Total	2021	2022	2023	2024	2025 and Thereafter
	(RMB in thousands)
Property management costs	10,856	7,836	2,983	37	—	—
Operating lease liabilities*	55,204	38,209	16,715	280	—	—
Bandwidth purchases	19,582	19,582	—	—	—	—
Cooperation with Phoenix TV Group	5,915	3,305	1,305	1,305	—	—
Content purchases	18,419	15,417	2,624	189	189	—
Property and equipment, and intangible assets	1,457	897	280	280	—	—
Equity investment	18,000	18,000	—	—	—	—
Others	4,935	4,001	311	272	112	239
Total	134,368	107,247	24,218	2,363	301	239

Note:

*

Operating lease liabilities represent our obligations for leasing office space, which include all future cash outflows under ASC Topic 842, Leases. Please see “Operating leases and adoption of ASU 2016-02” under Note 2(y) to our audited consolidated financial statements included at the end of this annual report.

As a result of our adoption of Accounting Standard Codification 740 Income Taxes, we recorded uncertain tax positions of RMB28.2 million (US$4.3 million) as of December 31, 2020 and recognized it as long-term liabilities, as ASC 740 specifies that tax positions for which the timing of the ultimate resolution is uncertain should be recognized as long-term liabilities. At this time, we are unable to make a reasonable estimate on the timing of payments in individual years beyond 12 months due to uncertainties in the timing. As a result, this amount is not included in the table above.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Keung Chui	70	Chairman of the Board of Directors
Shuang Liu	51	Director, Chief Executive Officer
Daguang He	64	Director
Ka Keung Yeung	62	Director
Xiaoyan Chi	42	Director and Senior Vice President
Carson Wen	69	Independent Director
Jerry Juying Zhang	60	Independent Director
Edward Lu	40	Chief Financial Officer
Chun Liu	54	Senior Vice President

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

Shuang Liu has served as our director and Chief Executive Officer since the establishment of Phoenix New Media Limited in November 2007. Mr. Liu was also promoted to the position of Chief Operating Officer of Phoenix TV in February 2014. Mr. Liu has been employed by Phoenix TV from 2001 to the present, and where he has served in various managing positions, including chief director of business development and vice president in charge of investment, finance, investor relationships, legal affairs, public affairs and development of content channels. Before joining Phoenix TV, Mr. Liu worked at Simpson Thacher & Bartlett LLP, Milbank, Tweed, Hadley & McCloy LLP and Morrison & Foerster LLP from 1996 to 2001. Mr. Liu received a J.D. degree from Duke University Law School, and a bachelor’s degree from University of International Business & Economic.

Daguang He is currently the Executive Vice President and Chief Innovation Officer of Phoenix TV Group. He is also a member of the Board Risk Management Committee of Phoenix TV. Mr. He joined Phoenix TV in 2001, since then he served as the Chief Financial Officer (mainland China) and vice president of Phoenix TV Group. He is currently responsible for Phoenix TV Group’s daily operations and management of the various business units under Phoenix TV Group, formulating Phoenix TV Group’s innovative transformation strategy, and completing the tasks as assigned by Phoenix TV Group’s CEO. Mr. He graduated from Shaanxi Institute of Finance and Economics in 1983. Since his graduation, Mr. He worked for China International Water & Electric Corporation as the deputy chief accountant and managing director. During such period, Mr. He was mainly responsible for business and financial management in respect of investment and development projects in collaboration with various international financial institutions.

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

Carson Wen has served as an independent director of our company since May 2011. Mr. Wen was formerly a Partner and then an Of Counsel at Jones Day, and has more than 30 years of experience in business, corporate and securities law. Mr. Wen is currently a Senior Consultant of Siao, Wen and Leung, Solicitors & Notaries and the Chairman of BOA International Financial Group, Bank of Asia (BVI) Limited and the Sancus Group of Companies. Mr. Wen is a Justice of the Peace of Hong Kong and was awarded the Bronze Bauhinia Star by the Hong Kong government for his contribution to economic ties between Hong Kong, the PRC and the rest of the world. He is a guest professor of the Law School of Sun Yat-Sen University (Zhongshan University) in Guangzhou, China, and sits on the board of numerous organizations, including the China Africa Business Council (Hong Kong), and the Pacific Basin Economic Council. He is a member of the Executive Council of the United Nation Economic and Social Commission for Asia and the Pacific (UNESCAP) Sustainable Business Network and the former chairman of its Green Business Task Force. He was a deputy of the National People’s Congress of the PRC. Mr. Wen holds a B.A. and M.A. degree in Law from Oxford University, where he was a Younger Prizeman in law at Balliol College, and a B.A. in Economics from Columbia University. Mr. Wen currently serves as an independent non-executive director of Winox Holdings Limited (HKEx: 6838).

Jerry Juying Zhang has served as an independent director of our company since May 2011. Mr. Zhang has been a managing director of China Orient Asset Management (International) in Hong Kong since March 2015. He was a senior managing director of CITIC Capital Holdings Limited between June 2009 and December 2014. Prior to joining CITIC Capital Holdings Limited, Mr. Zhang was a managing director in the investment banking division of Deutsche Bank in Hong Kong from August 2006 to June 2009. He served as a managing director and the head of investment banking of CITIC Capital Markets Holdings Limited in Hong Kong from March 2003 to July 2006 and, prior to that time, as executive director in the communications, media and entertainment group of the investment banking department of Goldman Sachs in Hong Kong from April 2001 to January 2003. Mr. Zhang held the positions of associate, vice president and director at Salomon Smith Barney from August 1994 to March 2001. Prior to joining Salomon Smith Barney, he served as accounting manager for Town & Country Homes in Chicago from January 1990 to December 1993 and as accountant, audit senior and supervisor at Ernst & Young in Chicago and Hong Kong. Mr. Zhang held CPA qualifications in China and the State of Kentucky, both of which he has surrendered voluntarily. He holds a Doctor of Business Administration degree from City University of Hong Kong, an M.B.A. from the University of Chicago, an M.A. in Accounting from the Ministry of Finance Graduate School in the PRC and a B.A. degree from Inner Mongolia University.

Edward (Xiaojing) Lu joined ifeng in 2009. Prior to the promotion, he has served in various managerial positions, including executive assistant to the Chief Executive Officer and Vice President in charge of strategic investment and human resources, assisting with the oversight and management of each of our business lines. He has accumulated extensive experience in capital raising and investment management, and participated in the planning and execution of our first-round of capital raise as well as our initial public offering. Prior to joining us, he was the director of business development at Ogilvy from 2007 to 2009. Prior to that, he worked in strategic partnership department at Baidu from 2006 to 2007. Edward received an MBA from INSEAD, and a bachelor's degree from Western University in Canada.

Chun Liu has served as our Senior Vice President since October 2018. Mr. Liu has participated in the production, distribution and monetization of numerous television programs in the past, including one of the most influential live television interview programs, A Date with Luyu (“鲁豫有约”), which has won multiple awards in the industry since its initial launch. During his tenure at Phoenix Satellite Television Holdings Ltd. between 2000 and 2011, Mr. Liu served as the Executive Director of Phoenix Chinese TV. Mr. Chun Liu holds a master’s degree from the Communication University of China.

B.	Compensation of Directors, Supervisors and Executive Directors

For the year ended December 31, 2020, we paid an aggregate of approximately US$3.9 million in cash to our executive officers and directors.

Share Incentive Plans

In June 2008, we adopted the 2008 share option plan, in March 2011, we adopted the 2011 restricted share and restricted share unit plan, and in June 2018, we adopted the 2018 share option scheme, together, the share incentive plans, to attract and retain the best available personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business. The share incentive plans provide for the grant of options, restricted shares and restricted share units, collectively referred to as “awards”. We have already granted the full number of awards that were authorized under the 2011 restricted share and restricted share unit plan. In June and August 2012, June 2014 and October 2016, the shareholders of each of Phoenix TV and our company approved three refreshments of the total number of Class A ordinary shares, which may be issued upon exercise of all options to be granted under the 2008 share option plan (excluding awards previously granted, outstanding, cancelled, lapsed or exercised). As of March 31, 2021, no shares are available for grant of additional options under the 2008 share option plan, and a total of 1,361,405 Class A ordinary shares are available for grant of additional options under the 2018 share option scheme.

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

We granted awards to our employees, directors and consultants under the share incentive plans in November 2008, July 2009, September 2009, January 2010, July 2010, March 2011, March 2013, May 2013, October 2013, December 2013, March 2014, June 2014, July 2014, October 2014, July 2015, October 2016, September 2017, November 2017, January 2018, April 2018, July 2018, July 2019, and July 2020. As of December 31, 2020, Fread Limited granted 920,000 restricted share units to its employees and director under the Fread 2018 RSU scheme.

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

As of March 31, 2021, options to purchase 51,394,112 Class A ordinary shares granted under the 2008 share option plan and the 2018 share option scheme were outstanding. The table below sets forth the awards that we granted to our directors and executive officers (including pursuant to the exchange program described above) and were outstanding as of March 31, 2021:

Name	Class A Ordinary Shares Underlying Outstanding Awards	Exercise Price or Purchase Price (US$/Share)	Date of Grant	Date of Expiration
Shuang Liu	11,970,000	US$0.4657	May 23, 2013	May 22, 2023
		US$0.4823	October 21, 2016	July 10, 2024
July 15, 2025
		US$0.4836 US$0.1925	July 5, 2019 July 20,2020	July 4, 2029 July 19,2030
Xiaoyan Chi	3,200,000	US$0.4459	March 15, 2013	March 14, 2023
		US$0.4823	October 21, 2016	July 10, 2024
July 15, 2025
		US$0.4734	October 17, 2016	October 16, 2026
		US$0.4149	September 14, 2017	September 13, 2027
		US$0.4836 US$0.1925	July 5, 2019 July 20, 2020	July 4, 2029 July 19, 2030
Edward Lu	*	US$0.4836 US$0.1925	July 5, 2019 July 20, 2020	July 4, 2029 July 19, 2030
Chun Liu	*	US$0.4836 US$0.1925	July 5, 2019 July 20, 2020	July 4, 2029 July 19, 2030
Total	20,060,000

Note:

*	Less than 1% of our total outstanding Class A ordinary shares.

As of March 31, 2021, other employees and consultants in aggregate held awards entitling them to receive 31,334,112 Class A ordinary shares, with exercise prices ranging from US$0 to US$0.7867 per Class A ordinary share.

C.	Board Practices

Board of Directors

Our board of directors currently consists of seven directors. Our directors are elected by the holders of our ordinary shares, which will include holders of our Class A ordinary shares and Class B ordinary shares.

A director is not required to hold any shares in our company by way of qualification. Subject to any separate requirement for audit committee approval and unless disqualified by the chairman of the meeting, a director may vote with respect to any contract, proposed contract or arrangement in which he or she is interested provided they have disclosed such interest to the board. The board may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party.

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. According to our second amended and restated articles of association, at each annual general meeting, one-third of the directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation provided that the chairman of the board and/or the managing director of our company shall not, whilst holding such office, be subject to retirement by rotation or be taken into account in determining the number of directors to retire in each year. A retiring director shall be eligible for re-election. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind. No benefits are payable to members of the board upon termination of their relationship with us.

D.	Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2021:

•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5% of each class of our ordinary shares.

The calculations in the tables below assume there are 264,998,965 Class A ordinary shares and 317,325,360 Class B ordinary shares, outstanding as of March 31, 2021. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31,2021, including through the exercise of any option, the vesting of any contingently issuable share, restricted share, restricted share unit or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Class A Ordinary Shares Beneficially Owned
	Number	% (1)
Class A ordinary shares
Keung Chui	—	—
Shuang Liu (2)	16,862,000	6.36
Daguang He	—	—
Ka Keung Yeung	*	*
Carson Wen	—	—
Jerry Juying Zhang	—	—
Edward Lu	*	*
Xiaoyan Chi	*	*
Chun Liu	*	*
All Directors and Executive Officers as a Group (3)	20,236,758	7.64
Principal Shareholders:
FIL Limited (4)	13,904,728	5.25

Notes:

*	Less than 1% of our total outstanding Class A ordinary shares.

(1)	Percentages disclosed are with respect to Class A ordinary shares.
(2)

Represents (i)10,062,000 Class A ordinary shares held by Mr. Shuang Liu and (ii) 6,800,000 Class A ordinary shares that Mr. Liu has the right to receive upon the exercise of share options within 60 days of March 31, 2021.

(3)	Represents 20,236,758 Class A ordinary shares, including 8,286,008 Class A ordinary shares in the form of ADSs.
(4)

Information is as of December 31, 2020, based on the Amendment No. 1 to Schedule 13G filed on February 7, 2020 by FIL Limited, and consists of 13,904,728 Class A ordinary shares in the form of 1,738,091 ADSs. The principal business office of FIL Limited is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

	Class B Ordinary Shares Beneficially Owned
	Number	% (1)
Class B ordinary shares
Phoenix Satellite Television (B.V.I.) Holding Limited (2)	317,325,360	100.0

Notes:

(1)	Percentages disclosed are with respect to Class B ordinary shares.
(2)

Information based on the Schedule 13G filed on February 14, 2012 on behalf of Phoenix Satellite Television Holdings Limited and Phoenix Satellite Television (B.V.I.) Holding Limited. Represents 317,325,360 Class B ordinary shares. Phoenix Satellite Television (B.V.I.) Holding Limited is controlled by Phoenix Media Investment (Holdings) Limited, formerly known as Phoenix Satellite Television Holdings Limited, a public company listed on the Hong Kong Stock Exchange. The registered office for Phoenix Media Investment (Holdings) Limited, is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

As of March 31, 2021, 261,538,912 Class A ordinary shares or 98.7% of our outstanding Class A ordinary shares in the form of ADSs are held by one record holder in the United States, JPMorgan Chase Bank, N.A. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

Phoenix TV, through its wholly owned subsidiary, is our controlling shareholder, with beneficial ownership and voting power of 54.5% and 60.9%, respectively, of our outstanding ordinary shares as of March 31, 2021. Phoenix TV has the power acting alone to approve any action requiring a vote of the majority of our ordinary shares.

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

After the expiration of the Program License Agreements in May 2019, Tianying Jiuzhou and Yifeng Lianhe each entered into a supplemental agreement with Phoenix Satellite Television Company Limited to extend the term of the original Program License Agreements to January 14, 2020. Subsequently, Tianying Jiuzhou and Yifeng Lianhe entered into a program resource license and cooperation agreement with Phoenix Satellite Television Company Limited on January 15, 2020, or the 2020 Program Resource License and Cooperation Agreement, to continue to use Phoenix TV Group’s copyrighted video content. The annual license fees payable to Phoenix Satellite Television Company Limited under the 2020 Program Resource License and Cooperation Agreement are RMB2.0 million plus 50% of the revenue generated from the use of the licensed program resource in excess of RMB2.0 million. The 2020 Program Resource License and Cooperation Agreement have a term of two years and may be extended prior to expiration.

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

On December 8, 2017, Tianying Jiuzhou and Yifeng Lianhe each entered into a new trademark license agreement, or the New Trademark License Agreements, with Phoenix Satellite Television Trademark Limited to replace the Old Trademark License Agreements. Under the New Trademark License Agreements, Phoenix Satellite Television Holdings Limited agreed to continue to license to Tianying Jiuzhou and Yifeng Lianhe certain trademarks containing the double-phoenix logo and the Chinese or English words of “Phoenix New Media” or “ifeng” for an initial term of three years, while Tianying Jiuzhou and Yifeng Lianhe are not allowed to use the double-phoenix logo on a stand-alone basis. Tianying Jiuzhou and Yifeng Lianhe are also granted a one-year license to continue to use the current marks of our two mobile applications which contain the Chinese words of “Phoenix News” and “Phoenix Video” which will be automatically renewed upon its expiration unless Phoenix TV raises any objection. The annual license fee payable to Phoenix Satellite Television Holdings Limited by each of Tianying Jiuzhou and Yifeng Lianhe will be the greater of 2% of the annual revenues of Tianying Jiuzhou or Yifeng Lianhe (as the case may be) or US$100,000 for each company, while the annual fee under the Old Trademark License Agreements was US$10,000 in aggregate. On December 8, 2020, Tianying Jiuzhou and Yifeng Lianhe each entered into an amendment to the New Trademark License Agreements, with Phoenix Satellite Television Trademark Limited to renew such trademark license agreements.

Transactions with Phoenix TV and Certain of its Subsidiaries

Costs for content provided to us by Phoenix TV Group were RMB12.4 million, RMB11.3 million and RMB2.6 million (US$0.4 million) in 2018, 2019 and 2020, respectively. We were charged by Phoenix TV Group for advertising and promotion expenses of RMB4.3 million, RMB4.2 million and RMB2.5 million (US$0.4 million) in 2018, 2019 and 2020, respectively. We were charged corporate administrative expenses by Phoenix TV Group in the total amounts of RMB2.2 million, RMB2.1 million and RMB0.7 million (US$0.1 million) in 2018, 2019 and 2020, respectively. We were also charged Trademark license fee by Phoenix TV Group with the total amounts of RMB5.8 million, RMB5.0 million and RMB4.4 million (US$0.7 million) in 2018, 2019 and 2020, respectively.

We provide joint advertising services to Phoenix TV Group’s advertisers from which we earned revenues of RMB14.4 million, RMB15.7 million and RMB10.6 million (US$1.6 million) in 2018, 2019 and 2020, respectively.

As of December 31, 2018, 2019 and 2020, we had amounts due from Phoenix TV Group with the amounts of RMB10.5 million, RMB10.2 million and RMB11.4 million (US$1.7 million), respectively, and accounts due to Phoenix TV Group with the amounts of RMB14.4 million, RMB24.6 million and RMB23.5 million (US$3.6 million), respectively.

Cooperation Agreement with China Mobile

China Mobile is a shareholder of our parent company, Phoenix TV. As of March 31, 2021, China Mobile held 19.7% of the outstanding shares of Phoenix TV.

We obtained revenues for our paid services through China Mobile of RMB86.4 million, RMB60.5 million and RMB30.5 million (US$4.7 million) in 2018, 2019 and 2020, respectively. We earned revenues from China Mobile for advertising services RMB27.5 million, RMB23.3 million and RMB23.7 million (US$3.6 million) in 2018, 2019 and 2020, respectively. We incurred revenue sharing and bandwidth costs in connection with MVAS provided through China Mobile’s platforms in the amounts of RMB15.9 million, RMB14.0 million and RMB6.5 million (US$1.0 million) in 2018, 2019 and 2020, respectively.

As of December 31, 2018, 2019 and 2020, we had amounts due from China Mobile with the amounts of RMB59.9 million, RMB43.1 million and RMB16.0 million (US$2.5 million), respectively, and accounts due to China Mobile with the amounts of RMB0.6 million, RMB3.6 million and RMB3.8 million (US$0.6 million), respectively.

Convertible Loans and Loans Provided to Particle

In August 2016, we granted an unsecured short-term loan to Particle with a principal amount of US$14.8 million at an interest rate of 4.35% per annum, whose term had been extended several times to twenty-four months after several extensions. Particle agreed to grant us the right to convert, at our option, all or a portion of the principal amount of the loan granted to Particle in August 2016 (plus interests incurred as of the conversion) into Series D1 convertible redeemable preferred shares to be issued by Particle at a conversion price of US$1.071803 per share before August 9, 2018. Our rights under the aforementioned convertible loan granted in August 2016 were assigned to Long De, and Long De’s designated affiliate paid us approximately US$17.0 million for the assignment in August 2018. In January 2017, we granted an unsecured short-term loan to Particle with a principal amount of RMB74.0 million at an interest rate of 9% per annum, whose term had been extended to eighteen months. Particle was required to use the proceeds of the loans for its working capital requirements in the ordinary course of its business. Particle repaid this loan in full to us in July 2018.

Advertisement Agreement with Tianbo

In 2013, Tianying Jiuzhou and Tianbo entered into an Agreement on Operation and Advertisement Agency for Real Estate Channel and an Advertisement Source Purchase Agreement, or the Previous Tianbo Agreements, pursuant to which, Tianying Jiuzhou granted Tianbo the exclusive right to operate our real estate channel (house.ifeng.com) and act as the exclusive agent for placement of real estate advertisements on ifeng.com (“鳳凰網”). The Previous Tianbo Agreements expired on March 31, 2018 and in April 2018 we entered into a series of new agreements with Tianbo, or the New Tianbo Agreements, to continue the business cooperation with Tianbo. Different from the Previous Tianbo Agreements, the New Tianbo Agreements granted Tianbo a non-exclusive right to operate our real estate channel and act as the non-exclusive agent for placement of real estate advertisements on Internet. In May 2018, we granted an unsecured short-term loan to Tianbo with a principal amount of approximately RMB10.0 million at an interest rate of 10% per annum and with an initial term of twelve months. On April 1, 2019, we obtained control over Tianbo and consolidated Tianbo starting from April 1, 2019 as we and other shareholders of Tianbo agreed to make certain revisions to the articles of association of Tianbo, which granted us the voting power to decide Tianbo’s significant financial and operating decisions at both the shareholder level and the board level, to accelerate the development of its real estate vertical and to further bolster the development of our real estate vertical and to create more synergies on Tianbo’s new business, with the equity interest in Tianbo of 50% unchanged. At the same time, we agreed with other shareholders of Tianbo and would provide free advertising resources to Tianbo as consideration to gain control over Tianbo.

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

On November 14, 2019, our board of directors declared a special cash dividend of US$0.1714 per ordinary share, equivalent to US$1.3712 per ADS, totaling approximately US$100 million. The special dividend was paid on December 13, 2019 to holders of record of our ordinary shares at the close of business on November 29, 2019. On November 19, 2020, our board of directors declared a special cash dividend of US$0.1714 per ordinary share, equivalent to US$1.3712 per ADS, totaling approximately US$100 million. The special dividend was paid on December 22, 2020 to holders of record of our ordinary shares at the close of business on December 4, 2020.

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

We incorporate by reference into this annual report the description of our amended and restated memorandum of association and second amended and restated articles of association contained in our Form F-1 registration statement (File No. 333-173666), as amended, initially filed with the Commission on April 21, 2011. Our shareholders adopted our amended and restated memorandum of association and second amended and restated articles of association on April 21, 2011.

C.	Material Contracts

In the past three fiscal years, we have not entered into any material contracts other than in the ordinary course of business or other than those described elsewhere in this annual report.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Foreign Exchange Control and Administration.”

E.	Taxation

Cayman Islands Taxation

Pursuant to section 6 of the Tax Concessions Act (1999 Revision) of the Cayman Islands, our company has obtained an undertaking from the Governor-in-Cabinet (1) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciation shall apply to our company or its operations; and (2) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on or in respect of the shares, debentures or other obligations of our company. The undertaking for our company is for a period of twenty years from December 4, 2007.

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

An exempted company shall make available at its registered office, in electronic form or any other medium, such register of members, including any branch register of members, as may be required of it upon service of an order or notice by the Tax Information Authority pursuant to the Tax Information Authority Act of the Cayman Islands.

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

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, United States federal estate and gift taxes or the effects of any state, local or non-United States tax laws.

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

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A non-United States corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (but not our Class A ordinary shares), which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our Class A ordinary shares that are represented by ADSs, but not on our Class A ordinary shares that are not so represented, will meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law (see discussion under “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, would be eligible for the reduced rates of taxation. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss, or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code, will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Furthermore, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC (as discussed below under “—Passive Foreign Investment Company”) in the taxable year in which such dividends are paid or in the preceding taxable year (as we believe there is a substantial risk of in 2020). You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

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

Based upon the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we believe there is a substantial risk that we will be classified as a PFIC for 2020, and we may be classified as a PFIC for future taxable years. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Accordingly, it is possible that our status as a PFIC may change in any future taxable year due to changes in our asset or income composition. In addition, the calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change.

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

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of our ADSs or Class A ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for our ADSs or Class A ordinary shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for our ADSs or Class A ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

If you make an effective mark-to-market election, you will include in each taxable year that we are a PFIC, as ordinary income, the excess of the fair market value of our ADSs held by you at the end of the year over your adjusted tax basis in our ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in our ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC, (i) any gain you recognize upon the sale or other disposition of our ADSs will be treated as ordinary income and (ii) any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for our ADSs or Class A ordinary shares and your tax basis in such ADSs or Class A ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. However, in the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law and PRC tax is imposed on any gain from the sale, exchange or other taxable disposition of our ADSs or Class A ordinary shares, a United States Holder eligible for the benefits of the income tax treaty between the United States and the PRC may be able to elect to treat such gain as PRC-source income. You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

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

On November 19, 2020, our board of directors declared a special cash dividend of US$0.1714 per ordinary share, equivalent to US$1.3712 per ADS, totaling approximately US$100 million. The special dividend was payable on December 22, 2020 to holders of record of our ordinary shares at the close of business on December 4, 2020. JPMorgan Chase Bank, N.A., or JP Morgan, as depositary of the ADSs, paid a cash distribution of US$1.3512 per ADS to our ADS holders of record at the close of business on December 4, 2020 after receipt of cash dividends on our ordinary shares and deduction of its fees and expenses. JP Morgan paid the cash distribution to our ADS holders on December 22, 2020.

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

Concentration risk

We have no customers with revenues or accounts receivable accounting for over 10% of our total revenues or total account receivables, net and due from related parties, respectively.

Credit risk

Our credit risk arises from cash and cash equivalents, term deposits and short term investments and restricted cash, as well as credit exposures to receivables due from our customers, related parties and other parties and available-for-sale debt securities.

We believe that there is no significant credit risk associated with cash and cash equivalents, term deposits and short term investments and restricted cash which were held by reputable financial institutions in the jurisdictions where we are located. We believe that we are not exposed to unusual risks as these financial institutions have high credit quality.

We have no significant concentrations of credit risk with respect to our customers and related parties and available-for-sale debt securities. We assess the credit quality of, and set credit limits on our customers by taking into account their financial position, the availability of guarantees from third parties, their credit history and other factors such as current market conditions.

Inflation Risk

In recent years, inflation has not had a material impact on our operating results. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 2.1%, 2.9% and 2.5% in 2018, 2019 and 2020, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. We do not anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Currency Risk

Substantially all our revenues and expenses are denominated in Renminbi. We have not had any material foreign exchange gains or losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars relative to the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs are traded in U.S. dollars. Furthermore, a decline in the value of the Renminbi could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our subsidiaries and PRC-incorporated affiliates in China. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our reported financial results in U.S. dollar terms. As of December 31, 2020, we had RMB denominated cash and cash equivalents, term deposits and short term investments and restricted cash, totaling RMB1.63 billion (US$250.0 million), and U.S. dollar denominated cash and cash equivalents and term deposits totaling US$4.5 million. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Fluctuations in exchange rates of the Renminbi could materially affect our reported operating results.”

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

Payments by Depositary

As of March 31, 2021, we had received total payments of US$1.95 million from JPMorgan, the current depositary bank for our ADR program for reimbursement of investor relations expenses and other program related expenses.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2018, 2019 and 2020.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.	Modifications of Rights

See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

B.	Use of Proceeds

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2020, an evaluation has been carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding the required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon our evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2020 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2020.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

We maintain a system of internal control over financial reporting that is designed to provide reasonable assurance that our books and records accurately reflect our transactions and that our established policies and procedures are followed. As required by Rule 13a-15(d), under the Exchange Act, our management, including our Chief Executive Officer, president and our Chief Financial Officer, has also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

PricewaterhouseCoopers Zhong Tian LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2020, for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, for the years indicated.

	For the Years Ended
	December 31,
	2019	2020
	(In thousands of RMB)
Audit Fees (1)	8,190	8,505
Tax Fees (2)	—	—
All Other Fees (3)	17	17
Total	8,207	8,522

Notes:

(1)

Audit fees consist of fees associated with the annual audit, reviews of our quarterly financial statements and related statutory and regulatory filings. For 2019 and 2020, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

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

•

In respect of independent directors on our Board of Directors: Only two of our seven directors are independent directors. As our home country practice does not require a majority of our Board of Directors to be independent, two of our seven directors are independent.

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

1.1

Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association of the Registrant (incorporated by reference Exhibit 3.2 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011)

2.1

Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3) (incorporated by reference Exhibit (a) to our Registration Statement on Form F-6 (File No. 333-212488) with respect to American depositary shares representing our Class A ordinary shares, filed with the Securities and Exchange Commission on July 12, 2016)

2.2

Registrant’s Specimen Certificate for Class A ordinary shares (incorporated by reference Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

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

2.4	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

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

*4.8B	Translation of the Exclusive Equity Option Agreement, dated as of January 25, 2021, between Fenghuang On-line and Fenghuang Ronghe and its shareholders.

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

*4.10B	Translation of the Equity Pledge Agreement, dated as of January 25, 2021, between Fenghuang On-line and Fenghuang Ronghe and its shareholders.

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

*4.12C	Translation of the Exclusive Technical Consulting & Service Agreement, dated as of January 25, 2021, between Fenghuang On-line and Fenghuang Ronghe.

4.13

Translation of Loan Agreement, dated as of December 31, 2009, between Fenghuang On-line and the shareholders of Tianying Jiuzhou (incorporated by reference Exhibit 10.11 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.13A	Translation of Supplemental Agreement to the Loan Agreement, dated as of December 31, 2019, between Fenghuang On-line and the shareholders of Tianying Jiuzhou.

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

*4.14B	Translation of the Loan Agreement, dated as of January 25, 2021, between Fenghuang On-line and the shareholders of Fenghuang Ronghe.

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

*4.16B	Translation of the Voting Right Entrustment Agreement, dated as of January 25, 2021, between Fenghuang On-line and the shareholders of Fenghuang Ronghe.

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

4.58

Translation of Equity Transfer Agreement, dated as of March 1, 2019, among Beijing Yitian Xindong Network Technology Co., Ltd., Telling Telecommunication Co., Ltd., Shenzhen Bingruixin Technology Co., Ltd., and Beijing Chenhuan Technology Co., Ltd. (incorporated by reference Exhibit 4.58 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2018 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 26, 2019).

4.59

Translation of Share Purchase Agreement, dated as of March 22, 2019, between Run Liang Tai Management Limited and our Company (incorporated by reference Exhibit 4.59 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2018 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 26, 2019).

4.59A

Translation of Supplemental Agreement, dated as of July 23, 2019, between Run Liang Tai Management Limited and our Company (incorporated by reference Exhibit 4.59A to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 28, 2020).

4.59B

Translation of Co-Sale Agreement, dated as of January 20, 2020, among Long De Cheng Zhang (Tianjin) Investment Management Center, Long De Holdings (Hong Kong) Co., Limited and our Company (incorporated by reference Exhibit 4.59B to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 28, 2020).

*4.59C	Translation of Share Purchase Agreement, dated as of August 7, 2020, between Run Liang Tai Management Limited and our Company.

4.60

Fread Limited’s Restricted Share Unit Scheme adopted in March 2018 (incorporated by reference Exhibit 4.57 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2018 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 26, 2019).

*4.61	Translation of Equity Transfer Agreement, dated as of May 18, 2020, among Shenzhen Shenghuayu Energy Conservation Service Co., Ltd., Beijing Yitian Xindong Network Technology Co., Ltd. and Chenhuan.

*4.62

Translation of the Supplementary Agreement No.2 of the Trademark License Agreement, dated as of November 26, 2020, between Phoenix Satellite Television Trademark Limited and Yifeng Lianhe (Beijing) Technology Co.,Ltd.

*4.63

Translation of the Supplementary Agreement No.6 to the Trademark License Agreement, dated as of November 26, 2020, between Phoenix Satellite Television Trademark Limited and Beijing Tianying Jiuzhou Network Technology Co.,Ltd.

*4.64	Translation of the Termination Agreement, dated as of March 1,2021, between Fenghuang On-line and Yifeng Lianhe and its shareholders.

*8.1	List of Subsidiaries

11.1

Code of Business conduct and Ethics of the Registrant (incorporated by reference Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification of our Chief Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Public Accounting Firm

*15.2	Consent of Zhong Lun Law Firm

101.INS	Inline XBRL Instance Document. *

101.SCH	Inline XBRL Taxonomy Extension Schema Document. *

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document. *

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document. *

101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document. *

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document. *

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Phoenix New Media Limited

	By:	/s/ Edward Lu
		Name:	Edward Lu
		Title:	Chief Financial Officer

Date: April 28, 2021

Phoenix New Media Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Phoenix New Media Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Phoenix New Media Limited and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income /(loss), of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Changes in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses on certain financial instruments in 2020, the manner in which it accounts for leases in 2019, and the manner in which it accounts for revenues from contracts with customers in 2018.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Intangible Assets Impairment Assessment

As described in Notes 2 and 9 to the consolidated financial statements, the Company’s net intangible assets were RMB12.4 million as of December 31, 2020, which mainly consist of computer software, licensed copyrights of reading content, audio content, and trademark and domain names. Management performed intangible assets impairment assessment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability is measured through the use of an undiscounted future cash flow model when an indication of impairment is determined to exist. If an asset is determined to be not recoverable, its carrying amount is reduced to the estimated fair value determined using a discounted cash flow model. Management’s impairment tests included significant assumptions relating to revenue growth and timing of projected future cash flows. The Company performed an impairment test and recognized an impairment charge of RMB10.6 million on licensed copyrights of reading content and audio content for the year ended December 31, 2020.

The principal considerations for our determination that performing procedures relating to the intangible assets impairment assessment is a critical audit matter are the significant judgment by management in developing the assumptions used in the impairment assessment. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating evidence obtained relating to management’s significant assumptions, including revenue growth and timing of projected future cash flows.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls over the development of significant assumptions used to estimate the fair value of intangible assets. These procedures also included, among others, (i) evaluating the appropriateness of the model used in the impairment assessment; (ii) testing the completeness, accuracy, and relevance of underlying data used in the model; and (iii) evaluating the reasonableness of management's significant assumptions used, including revenue growth and timing of projected future cash flows by considering the historical performance of the asset group, relevant industry forecasts and market development.

Allowance for Credit Losses on Accounts Receivable

As described in Notes 2 and 6 to the consolidated financial statements, as of December 31, 2020, the gross balance of accounts receivable was RMB756.3 million, against which an allowance for credit losses of RMB189.5 million was provided. The allowance is management’s estimate of expected credit losses based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability to pay. Management estimated the allowance by segmenting accounts receivable into groups based on certain credit risk characteristics, and determining an expected loss rate for each group based on historical loss experience adjusted for judgments about the effects of relevant observable data including default rates, lifetime for debt recovery, current and future economic conditions.

The principal considerations for our determination that performing procedures relating to the allowance for credit losses on accounts receivable is a critical audit matter are the significant judgment made by management in estimating the allowance for credit loss. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence obtained relating to management’s judgments about the effects of relevant observable data including default rates, lifetime for debt recovery, current and future economic conditions. The audit effort also included the involvement of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the model, methodology and management’s significant judgements.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimate of the allowance for credit losses. These procedures also included, among others, (i) evaluating the appropriateness of the model and methodology; (ii) testing the completeness, accuracy and relevance of underlying data used in the model; and (iii) evaluating the reasonableness of significant judgments made by management, including default rates, lifetime for debt recovery, current and future economic conditions. Professionals with specialized skill and knowledge were also used to assist in evaluating the appropriateness of the model, methodology and management’s significant judgements.

/s/PricewaterhouseCoopers Zhong Tian LLP

PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 28, 2021

We have served as the Company’s auditor since 2010.

Phoenix New Media Limited

Consolidated Balance Sheets

(Amounts in thousands, except for number of shares and per share data)

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$ (Note 2e)
ASSETS
Current assets:
Cash and cash equivalents	310,876	357,796	54,835
Term deposits and short term investments	1,271,889	1,280,033	196,174
Restricted cash	66,234	31,039	4,757
Accounts receivable, net	609,627	675,616	103,543
Amounts due from related parties	56,653	32,587	4,994
Prepayments and other current assets	57,391	42,846	6,565
Assets held for sale	184,032	—	—
Total current assets	2,556,702	2,419,917	370,868
Non-current assets:
Property and equipment, net	97,357	62,649	9,601
Intangible assets, net	13,633	12,396	1,900
Goodwill	22,786	—	—
Available-for-sale debt investments	2,014,537	36,662	5,619
Equity investments, net	13,237	94,821	14,532
Deferred income tax assets, net	73,688	86,867	13,313
Operating lease right-of-use assets, net	84,550	49,487	7,584
Other non-current assets	19,859	9,753	1,495
Assets held for sale	429,468	—	—
Total non-current assets	2,769,115	352,635	54,044
Total assets	5,325,817	2,772,552	424,912
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including amounts of the consolidated VIEs, excluding intercompany amounts, without recourse to the Company of RMB611,670 and RMB493,389 (US$75,615) as of December 31, 2019 and 2020, respectively. Note 1) :

Accounts payable	249,018	221,203	33,901
Amounts due to related parties	34,155	34,420	5,275
Advances from customers	46,172	38,835	5,952
Taxes payable	287,765	402,610	61,703
Salary and welfare payable	157,784	156,599	24,000
Deposits in relation to disposal of investment in Particle	355,212	—	—
Accrued expenses and other current liabilities	274,122	172,376	26,417
Operating lease liabilities	37,874	36,370	5,574
Liabilities held for sale	63,341	—	—
Total current liabilities	1,505,443	1,062,413	162,822

Non-current liabilities (including amounts of the consolidated VIEs, excluding intercompany amounts, without recourse to the Company of RMB52,087 and RMB43,190 (US$6,619) as of December 31, 2019 and 2020, respectively. Note 1) :

Deferred tax liabilities	192,142	1,312	201
Long-term liabilities	27,612	28,182	4,319
Operating lease liabilities	49,929	16,672	2,555
Liabilities held for sale	5,676	—	—
Total non-current liabilities	275,359	46,166	7,075
Total liabilities	1,780,802	1,108,579	169,897
Commitments and contingencies (Note 22)
Shareholders’ equity:
Phoenix New Media Limited shareholders’ equity:
Class A ordinary shares (US$0.01 par value, 680,000,000 shares authorized; 264,998,965 and 264,998,965 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	17,499	17,499	2,682
Class B ordinary shares (US$0.01 par value, 320,000,000 shares authorized; 317,325,360 and 317,325,360 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	22,053	22,053	3,380
Additional paid-in capital	1,611,484	1,620,580	248,365
Statutory reserves	88,583	92,017	14,102
Retained earnings/(accumulated deficits)	186,324	(88,191)	(13,516)
Accumulated other comprehensive income/(loss)	1,405,808	(28,214)	(4,324)
Total Phoenix New Media Limited shareholders’ equity	3,331,751	1,635,744	250,689
Noncontrolling interests	213,264	28,229	4,326
Total shareholders’ equity	3,545,015	1,663,973	255,015
Total liabilities and shareholders’ equity	5,325,817	2,772,552	424,912
The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Comprehensive Income/(Loss)

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Revenues (1) :
Net advertising revenues	1,198,150	1,194,761	1,113,017	170,577
Paid services revenues	178,131	133,020	95,828	14,686
Total revenues	1,376,281	1,327,781	1,208,845	185,263
Cost of revenues (1)	(595,843)	(683,330)	(559,286)	(85,714)
Gross profit	780,438	644,451	649,559	99,549
Operating expenses (1) :
Sales and marketing expenses	(536,980)	(541,772)	(279,429)	(42,824)
General and administrative expenses	(162,424)	(242,047)	(277,931)	(42,595)
Technology and product development expenses	(204,723)	(216,741)	(171,989)	(26,358)
Impairment of goodwill	—	—	(22,786)	(3,492)
Total operating expenses	(904,127)	(1,000,560)	(752,135)	(115,269)
Loss from operations	(123,689)	(356,109)	(102,576)	(15,720)
Other income/(loss):
Interest income, net	33,896	22,721	35,421	5,429
Foreign currency exchange gain	6,849	7,892	5,494	842
Income/(loss) from equity method investments, net of impairment	5,352	(3,447)	5,598	858
Impairment of available-for-sale debt investments	—	—	(2,000)	(307)
Gain on disposal of convertible loans due from a related party	10,565	—	—	—
Gain on disposal of available-for-sale debt investments	—	1,001,181	477,254	73,142
Changes in fair value of loan related to co-sale of Particle shares	—	—	(24,535)	(3,760)
Changes in fair value of forward contract in relation to disposal of investments in Particle	—	4,441	16,085	2,465
Others, net	21,848	15,031	35,881	5,499
(Loss)/income before tax from continuing operations	(45,179)	691,710	446,622	68,448
Income tax expense	(20,119)	(21,950)	(18,977)	(2,909)
Net (loss)/income from continuing operations	(65,298)	669,760	427,645	65,539
Net (loss)/income from discontinued operations, net of income taxes	(314)	54,242	(62,366)	(9,558)
Net (loss)/income	(65,612)	724,002	365,279	55,981
Net loss/(income) from continuing operations attributable to noncontrolling interests	2,156	(5,564)	(9,669)	(1,482)
Net loss from discontinued operations attributable to noncontrolling interests	234	9,391	24,759	3,795
Net loss attributable to noncontrolling interests	2,390	3,827	15,090	2,313
Net (loss)/income from continuing operations attributable to Phoenix New Media Limited	(63,142)	664,196	417,976	64,058
Net (loss)/income from discontinued operations attributable to Phoenix New Media Limited	(80)	63,633	(37,607)	(5,764)
Net (loss)/income attributable to Phoenix New Media Limited	(63,222)	727,829	380,369	58,294
Net (loss)/income	(65,612)	724,002	365,279	55,981
Other comprehensive income/(loss) (net of tax of RMB132,272, RMB196,617 and RMB(98,456) (US$(15,089)) for the years ended December 31, 2018, 2019 and 2020, respectively): fair value remeasurement for available-for-sale debt investments	566,320	1,188,762	(887,248)	(135,977)
Other comprehensive loss (net of tax of nil, RMB142,574 and RMB96,606 (US$14,806) for the years ended December 31, 2018, 2019 and 2020, respectively): reclassification adjustment for disposal of available-for-sale debt investments	—	(1,008,795)	(491,197)	(75,279)
Other comprehensive income/(loss) (net of nil tax for all years): foreign currency translation adjustment	51,794	37,483	(55,577)	(8,517)
Comprehensive income/(loss)	552,502	941,452	(1,068,743)	(163,792)
Comprehensive loss attributable to noncontrolling interests	2,390	3,827	15,090	2,313
Comprehensive income/(loss) attributable to Phoenix New Media Limited	554,892	945,279	(1,053,653)	(161,479)

Net (loss)/income attributable to Phoenix New Media Limited	(63,222)	727,829	380,369	58,294
Basic net (loss)/income per Class A and Class B ordinary share:
-Continuing operations	(0.11)	1.14	0.72	0.11
-Discontinued operations	0.00	0.11	(0.07)	(0.01)
Basic net (loss)/income per Class A and Class B ordinary share	(0.11)	1.25	0.65	0.10
Diluted net (loss)/income per Class A and Class B ordinary share:
-Continuing operations	(0.11)	1.14	0.72	0.11
-Discontinued operations	0.00	0.11	(0.07)	(0.01)
Diluted net (loss)/income per Class A and Class B ordinary share	(0.11)	1.25	0.65	0.10
Basic (loss)/income per ADS (1 ADS represents 8 Class A ordinary shares):
-Continuing operations	(0.87)	9.13	5.74	0.88
-Discontinued operations	0.00	0.87	(0.51)	(0.08)
Basic net (loss)/income per ADS (1 ADS represents 8 Class A ordinary shares)	(0.87)	10.00	5.23	0.80
Diluted net (loss)/income per ADS (1 ADS represents 8 Class A ordinary shares)：
-Continuing operations	(0.87)	9.13	5.74	0.88
-Discontinued operations	0.00	0.87	(0.51)	(0.08)
Diluted net (loss)/income per ADS (1 ADS represents 8 Class A ordinary shares)	(0.87)	10.00	5.23	0.80
Weighted average number of Class A and Class B ordinary shares used in computing net (loss)/income per share:
Basic	581,084,453	582,275,800	582,324,325	582,324,325
Diluted	581,084,453	582,275,800	582,324,325	582,324,325

(1) Transactions with related parties included in revenues, cost of revenues and operating expenses are as follows (Note 23):

Net advertising revenues	41,482	50,700	37,639	5,768
Paid services revenues	87,131	61,690	30,950	4,743
Cost of revenues	(30,167)	(26,512)	(9,566)	(1,466)
Sales and marketing expenses	(4,341)	(4,157)	(2,692)	(413)
General and administrative expenses	(7,918)	(7,045)	(5,044)	(773)

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Shareholders’ Equity

(Amounts in thousands, except for number of shares)

	Phoenix New Media Limited Shareholders’ Equity
	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Statutory	Retained earnings/ (accumulated	Accumulated other comprehensive	Noncontrolling	Total shareholders’
	Shares	Amount	Shares	Amount	capital	reserves	deficits)	income/(loss)	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	260,001,486	17,180	317,325,360	22,053	1,587,575	81,237	229,250	570,244	(6,388)	2,501,151
Share-based compensation	—	—	—	—	13,989	—	—	—	—	13,989
Issuance of ordinary shares upon settlement of share-based awards	4,823,106	307	—	—	3,024	—	—	—	—	3,331
Appropriation to statutory reserves	—	—	—	—	—	6,383	(6,383)	—	—	—
Fair value changes of available-for-sale debt investments	—	—	—	—	—	—	—	566,320	—	566,320
Foreign currency translation adjustment	—	—	—	—	—	—	—	51,794	—	51,794
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	319,412	319,412
Cumulative effect of initially applying ASC 606	—	—	—	—	—	—	(24)	—	—	(24)
Net loss	—	—	—	—	—	—	(63,222)	—	(2,390)	(65,612)
Balance as of December 31, 2018	264,824,592	17,487	317,325,360	22,053	1,604,588	87,620	159,621	1,188,358	310,634	3,390,361
Share-based compensation	—	—	—	—	8,041	—	—	—	12,180	20,221
Issuance of ordinary shares upon settlement of share-based awards	174,373	12	—	—	499	—	—	—	—	511
Appropriation to statutory reserves	—	—	—	—	—	963	(963)	—	—	—
Fair value changes of available-for-sale debt investments, net of tax	—	—	—	—	—	—	—	1,188,762	—	1,188,762
Reclassification adjustment for disposal of available-for-sale debt investments, net of tax	—	—	—	—	—	—	—	(1,008,795)	—	(1,008,795)
Foreign currency translation adjustment	—	—	—	—	—	—	—	37,483	—	37,483
Acquisition of a noncontrolling interest in a subsidiary	—	—	—	—	(1,644)	—	—	—	(124,245)	(125,889)
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	18,522	18,522
Dividends declared and paid	—	—	—	—	—	—	(700,163)	—	—	(700,163)
Net income	—	—	—	—	—	—	727,829	—	(3,827)	724,002
Balance as of December 31, 2019	264,998,965	17,499	317,325,360	22,053	1,611,484	88,583	186,324	1,405,808	213,264	3,545,015
Share-based compensation	—	—	—	—	9,096	—	—	—	287	9,383
Appropriation to statutory reserves	—	—	—	—	—	3,434	(3,434)	—	—	—
Fair value changes of available-for-sale debt investments, net of tax	—	—	—	—	—	—	—	(887,248)	—	(887,248)
Reclassification adjustment for disposal of available-for-sale debt investments, net of tax	—	—	—	—	—	—	—	(491,197)	—	(491,197)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(55,577)	—	(55,577)
Capital contribution received from noncontrolling shareholders	—	—	—	—	—	—	—	—	1,600	1,600
Disposal of a subsidiary	—	—	—	—	—	—	—	—	(169,339)	(169,339)
Dividends declared and paid	—	—	—	—	—	—	(653,501)	—	(442)	(653,943)
Net income	—		—		—	—	380,369	—	(15,090)	365,279
Cumulative effect of initially applying ASC 326	—	—	—	—	—	—	2,051	—	(2,051)	—
Balance as of December 31, 2020	264,998,965	17,499	317,325,360	22,053	1,620,580	92,017	(88,191)	(28,214)	28,229	1,663,973
Balance as of December 31, 2020 (in US$)		2,682		3,380	248,365	14,102	(13,516)	(4,324)	4,326	255,015

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net (loss)/income	(65,612)	724,002	365,279	55,981
Net loss/(income) from discontinued operations, net of income taxes	314	(54,242)	62,366	9,558
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Share-based compensation	13,989	11,859	9,383	1,438
Provision for allowance for doubtful accounts, including related party amounts of RMB1,528, RMB(2,336) and RMB3,344 (US$512) for the years ended December 31, 2018, 2019 and 2020, respectively	23,999	39,952	75,840	11,623
Depreciation and amortization expense	32,233	49,556	38,930	5,966
Amortization of the right-of-use assets	—	33,809	39,981	6,127
Impairment of intangible assets	—	—	10,572	1,620
(Income)/loss from equity method investments, net of impairment	(5,352)	3,447	(5,598)	(858)
Impairment of available-for-sale debt investments	—	—	2,000	307
Deferred tax expense/(benefit)	300	(1,269)	(13,179)	(2,019)
Gain on disposal of property and equipment	(1,318)	(216)	(1,642)	(252)
Gain on disposal of convertible loans due from a related party	(10,565)	—	—	—
Gain on disposal of available-for-sale debt investments	—	(1,001,181)	(477,254)	(73,142)
Impairment of goodwill	—	—	22,786	3,492
Changes in fair value of loan related to co-sale of Particle shares	—	—	24,535	3,760
Changes in fair value of forward contract in relation to disposal of investments in Particle	—	(4,441)	(16,085)	(2,465)
Foreign currency exchange gain	(6,849)	(7,892)	(5,494)	(842)
Changes in operating assets and liabilities, net of effects of acquisition:
Accounts receivable	(24,374)	(73,932)	(149,780)	(22,955)
Prepayments and other current assets	(14,911)	38,364	15,576	2,387
Amounts due from related parties	31,697	36,911	20,721	3,176
Other non-current assets	(4,910)	(98)	10,106	1,549
Accounts payable	(6,379)	(53,166)	(27,719)	(4,248)
Advances from customers	(15,657)	(7,341)	(7,337)	(1,124)
Salary and welfare payable	(20,136)	15,691	(1,185)	(182)
Taxes payable	7,914	15,735	20,778	3,184
Amounts due to related parties	2,578	15,437	265	41
Accrued expenses and other current liabilities	(17,290)	(123,338)	(78,031)	(11,959)
Long-term liabilities	1,417	(29,032)	(39,109)	(5,994)
Net cash used in continuing operating activities	(78,912)	(371,385)	(103,295)	(15,831)
Net cash provided by discontinued operating activities	2,088	41,080	186	29
Net cash used in operating activities	(76,824)	(330,305)	(103,109)	(15,802)
Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(55,950)	(57,885)	(12,090)	(1,853)
Placement of term deposits and short term investments	(3,365,720)	(9,175,619)	(6,456,943)	(989,570)
Maturity of term deposits and short term investments	3,199,558	8,844,241	6,404,429	981,522
Payment for the equity investment	(6,500)	(6,500)	(82,000)	(12,567)
Loans provided to a third party related to co-sale of Particle shares	—	—	(68,867)	(10,554)
Loans provided to a related party	(10,000)	—	—	—
Loans repaid by a related party	74,000	—	—	—
Proceeds from disposal of convertible loans due from a related party	111,957	—	—	—
Net proceeds from disposal of available-for-sale debt investments	—	1,403,046	695,937	106,657
Deposits received from proposed buyers of investments in Particle	—	357,974	—	—
Cash acquired from acquisition of a subsidiary, net of cash acquired	—	175,489	—	—
Net cash (used in)/provided by continuing investing activities	(52,655)	1,540,746	480,466	73,635
Net cash (used in)/provided by discontinued investing activities	(62,057)	(80,352)	265,753	40,728
Net cash (used in)/provided by investing activities	(114,712)	1,460,394	746,219	114,363

Cash flows from financing activities:
Proceeds from exercise of stock options	3,677	511	—	—
Repayment of loan from a noncontrolling shareholder	—	—	(7,630)	(1,169)
Proceeds from short-term bank loans	250,492	—	—	—
Repayment of short-term bank loans	(330,000)	(267,886)	—	—
Dividends paid to shareholders	—	(703,145)	(645,244)	(98,888)
Cash received from discount of notes receivable	—	—	11,612	1,780
Capital injection from noncontrolling shareholders	—	—	1,600	245
Net cash used in continuing financing activities	(75,831)	(970,520)	(639,662)	(98,032)
Net cash used in discontinued financing activities	—	(144,100)	—	—
Net cash used in financing activities	(75,831)	(1,114,620)	(639,662)	(98,032)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	11,477	(35,191)	(38,563)	(5,911)
Cash, cash equivalents and restricted cash of discontinued operations	(12,924)	(33,916)	46,840	7,179
Net decrease in cash, cash equivalents and restricted cash	(255,890)	(19,722)	(35,115)	(5,382)
Cash, cash equivalents and restricted cash at the beginning of the year	699,562	430,748	377,110	57,795
Including:
Cash and cash equivalents at the beginning of the year	362,862	161,100	310,876	47,644
Restricted cash at the beginning of the year	336,700	269,648	66,234	10,151
Cash, cash equivalents and restricted cash at the end of the year	430,748	377,110	388,835	59,592
Including:
Cash and cash equivalents at the end of the year	161,100	310,876	357,796	54,835
Restricted cash at the end of the year	269,648	66,234	31,039	4,757
Supplemental disclosure of cash flow information:
Cash paid during the period for income taxes	10,649	1,083	1,688	259
Cash paid during the period for interest expenses	15,221	4,026	1,112	170
Supplemental disclosure of non-cash investing activities:
Acquisition of available-for-sale debt investments from pledge of an interest-free loan	—	—	42,135	6,457
Acquisition of available-for-sale debt investments from a series of debt restructuring transaction and share exchange transaction	—	—	5,980	916
Acquisition of the investments included in amount due to related parties	8,500	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

1. Organization and Principal Activities

Phoenix New Media Limited (“PNM”, or the “Company”) was incorporated in the Cayman Islands on November 22, 2007 by Phoenix Satellite Television (B.V.I.) Holding Limited (the “Parent”), a subsidiary of Phoenix Media Investment (Holdings) Limited (“Phoenix TV”). Phoenix TV, its subsidiaries and variable interest entities (“VIEs”) excluding the Group are collectively referred to as the Phoenix TV Group. As of December 31, 2020, the Company had fourteen subsidiaries, three VIEs and seventeen subsidiaries of VIEs. The Company, its subsidiaries, VIEs and subsidiaries of the VIEs are hereinafter collectively referred to as the “Group”. The Group generates revenues from providing advertising services and paid services, which include paid contents, MVAS, games and others. While the Group’s VIEs hold certain licenses and approvals to operate Internet-related businesses in the People’s Republic of China (“China” or the “PRC”), they are also in the process of applying for licenses for the operations of their businesses, including an Internet audio-visual program transmission license and an Internet news license.

Major subsidiaries, VIEs and the subsidiaries of the VIEs as of December 31, 2020 are set out below:

			Percentage
			of Direct or
			Indirect
	Place of	Date of	Economic	Principal
Name	Incorporation	Incorporation	Ownership	Activity
Direct subsidiaries:
Phoenix Satellite Television Information Limited	British Virgin Islands (“BVI”)	September 1, 1999	100%	Investment holding
Phoenix New Media (Hong Kong) Company Limited	Hong Kong	February 24, 2011	100%	Advertising
Phoenix New Media (Hong Kong) Information Technology Company Limited	Hong Kong	April 22, 2014	100%	Investment holding
Fread Limited	Cayman Island	May 20, 2014	100%	Investment holding
Indirect subsidiaries:
Fenghuang On-line (Beijing) Information Technology Co., Ltd. (“Fenghuang On-line”)	PRC	December 20, 2005	100%	Technical consulting
Beijing Fenghuang Yutian Software Technology Co., Ltd. (“Fenghuang Yutian”)	PRC	June 15, 2012	100%	Software development
Fenghuang Feiyang (Beijing) New Media Information Technology Co., Ltd. (“Fenghuang Feiyang”)	PRC	October 25, 2013	100%	Advertising
I Game (Hong Kong) Company Limited	Hong Kong	June 10, 2014	100%	Paid services
Beijing Fenghuang Borui Software Technology Co., Ltd. (“Fenghuang Borui”)	PRC	October 13, 2014	100%	Software development
Qieyiyou (Beijing) Information Technology Co., Ltd. (“Qieyiyou”)	PRC	November 28, 2014	100%	Paid services
Tianjin Fengying Hongda Culture Communication Co., Ltd. (“Fengying Hongda”)	PRC	March 13, 2017	100%	Advertising
VIEs:
Beijing Tianying Jiuzhou Network Technology Co., Ltd. (“Tianying Jiuzhou”)	PRC	April 18, 2000	100%	Advertising and paid services
Yifeng Lianhe (Beijing) Technology Co., Ltd. (“Yifeng Lianhe”)	PRC	June 16, 2006	100%	Paid services
Beijing Chenhuan Technology Co., Ltd. (“Chenhuan”)	PRC	June 10, 2014	100%	Paid services
Subsidiaries of VIEs:
Beijing Tianying Chuangzhi Advertising Co., Ltd. (“Tianying Chuangzhi”)	PRC	February 8, 2010	100%	Advertising
Beijing Fengyu Network Technology Co., Ltd. (“Fengyu Network”)	PRC	June 1, 2012	100%	Paid services
Beijing Fenghuang Tianbo Network Technology Co., Ltd. (“Tianbo”)	PRC	May 31, 2013	50%	Advertising

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

1. Organization and Principal Activities (Continued)

As of December 31, 2019, the Group held 75% of Meowpaw’s shares, and the noncontrolling shareholder, who was an individual, held the rest of 25%. Meowpaw’s share capital was not sufficient to support its operations and Meowpaw was thinly capitalized by the Group, and thus the Group consolidated Meowpaw as a variable interest entity in accordance with ASC 810-10 Variable Interest Entities for the years ended December 31, 2018 and 2019. In 2020, the noncontrolling shareholder transferred the 25% equity interest of Meowpaw to the Group and Meowpaw has become the Group’s 100% owned subsidiary.

The Company has the power to direct the activities of all the VIEs, including the VIEs aforementioned in the Contractual Agreements, and can freely have assets transferred out of all the VIEs without any restrictions. Only the registered capital and PRC statutory reserves of the consolidated VIEs amounted to RMB33.2 million (US$5.1 million) as of December 31, 2020 can be used to solely settle obligations of the VIEs and subsidiaries of the VIEs. As all the VIEs and subsidiaries of the VIEs are incorporated as limited liability companies under the PRC Company Law, the creditors of the VIEs and subsidiaries of the VIEs do not have recourse to the general credit of the Company. The amounts of the consolidated VIEs’ current liabilities without recourse to the Company disclosed on the face of the consolidated balance sheets have excluded the amounts due to inter-company entities.

The following tables set forth the summarized assets, liabilities, results of operations and cash flows of the consolidated VIEs (in thousands):

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Current assets	1,039,423	769,726	117,966
Non-current assets	158,858	176,131	26,993
Assets held for sale	613,500	—	—
Total assets	1,811,781	945,857	144,959
Accounts payable	121,779	72,696	11,141
Amounts due to related parties	24,127	23,124	3,544
Amounts due to inter-company entities	1,030,231	577,512	88,508
Advances from customers	46,484	135,080	20,702
Taxes payable	78,729	81,180	12,441
Salary and welfare payable	64,977	59,943	9,187
Accrued expenses and other current liabilities	212,233	121,366	18,600
Current liabilities held for sale	63,341	—	—
Current liabilities	1,641,901	1,070,901	164,123
Non-current liabilities	46,411	43,190	6,619
Non-current liabilities held for sale	5,676	—	—
Total liabilities	1,693,988	1,114,091	170,742

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Revenues	590,397	685,116	521,414	79,910
Net loss	(111,833)	(177,123)	(52,834)	(8,097)

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net cash provided by/(used in) operating activities	98,168	(268,996)	(27,767)	(4,255)
Net cash (used in)/provided by investing activities	(102,133)	210,049	31,886	4,887
Net cash provided by/(used in) financing activities	—	368,399	(376,195)	(57,654)

Phoenix New Media Limited

Notes to Consolidated Financial Statements

1. Organization and Principal Activities (Continued)

As of December 31, 2020, the total assets for the consolidated VIEs mainly comprised of cash and cash equivalents, term deposits and short term investments, accounts receivable, prepayments and other current assets, amounts due from related parties, amounts due from inter-company entities, intangible assets, and property and equipment. There was no pledge or collateralization of these assets. Unrecognized revenue-producing assets that are held by the VIEs and subsidiaries of the VIEs comprise the Internet Content Provision License, the Online Culture Operating Permit, the Internet Publication License, the Permit for Production and Operation of Radio and TV Programs, the Value-added Telecommunications Business Operating License, trademark, and domain name. Recognized revenue-producing assets that are held by the VIEs and subsidiaries of the VIEs mainly comprise of property and equipment, licensed copyrights of reading content, and audio content. As of December 31, 2020, the total liabilities for the consolidated VIEs mainly comprised accounts payable, amounts due to related parties, amounts due to inter-company entities, advances from customers, salary and welfare payable, taxes payable, accrued expenses and other current liabilities and non-current liabilities. The balances and transactions of the consolidated VIEs were reflected in the Company’s consolidated financial statements with inter-company transactions eliminated.

It is possible that the Group’s operation of certain of its operations and businesses through VIEs could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. For foreign investments related to important cultural products and services, important information technology and internet products and services, etc., the foreign investors who obtains the actual controlling stake in the investee enterprise or relevant parties in the PRC shall declare to the office of the Working Mechanism prior to implementation of the investments.

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

The Group and Phoenix TV Group entered into new trademark license agreements in December 2017, which became effective on December 8, 2017 and will expire on December 7, 2020. In December 2020, the Group and Phoenix TV Group successfully renewed the terms of the new trademark license agreements to December 2023. The new trademark license agreements no longer allow the Group to use the double-phoenix logo of Phoenix TV Group on a stand-alone basis and the annual license fee payable to Phoenix TV Group is the greater of 2% of the annual revenues of Tianying Jiuzhou and Yifeng Lianhe or US$100,000 for each company.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(d) Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed of or meet the criteria to be classified as held for sale should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) has a major impact on an entity’s financial results and operations. In the statement of financial position, the assets and liabilities of the discontinued operation are presented separately in the asset and liability sections, respectively, of the statement of financial position and prior periods are presented on a comparative basis. In the consolidated statements of comprehensive income, results from discontinued operations are reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinued operations are presented separately in the consolidated statements of cash flows. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations.

(e) Foreign currency translation

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

(f) Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.5250 on December 31, 2020 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(g) Fair value of financial instruments

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(g) Fair value of financial instruments(Continued)

The Group’s financial instruments include cash equivalents, term deposits, short term investments, restricted cash, accounts receivable, amounts due from related parties, prepayments and other current assets, available-for-sale debt investments, equity investments without readily determinable fair values, forward contract, accounts payable, amounts due to related parties, salary and welfare payable, accrued expense and other current liabilities and other non-current assets. Refer to Note 20 for details.

(h) Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted to withdrawal or use, and which have original maturities of three months or less.

(i) Term deposits, short term investments

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

(j) Restricted cash

Restricted cash represents deposits placed in accounts co-managed with third-parties related to the real estate services, which are restricted to withdrawal or usage.

(k) Accounts receivable, net

Accounts receivable is the Group’s right to consideration that is unconditional, and the right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. The carrying value of accounts receivable is reduced by an allowance that reflects the Group’s best estimate of the amounts that will not be collected.

Notes receivable mainly represents the Group’s commercial acceptance bills received from customers in exchange for goods or services that it has transferred to customers. The carrying value of notes receivable is reduced by an allowance that reflects the Group’s best estimate of the amounts that will not be collected. All notes receivable balances are included in and presented as accounts receivable, net in the consolidated balance sheets.

The Group makes estimations of the collectability of accounts receivable and notes receivable. Accounts receivable and notes receivable are measured at amortized cost and reported on the consolidated balance sheets at the outstanding principals adjusted for any write-offs and any allowance for credit losses, since the Group adopted ASC 326 beginning from January 1, 2020. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability of payment.

Refer to Note 6 for details.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(l) Expected credit loss

In June 2016, the FASB issued ASU 2016-13 Financial Instruments-Credit Losses (Topic 326), and issued subsequent amendments to the initial guidance, transitional guidance and other interpretive guidance between November 2018 and March 2020 within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03. ASU 2016-13 introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including accounts receivable and notes receivable, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. Further, the new guidance indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The allowance for accounts receivable is the Group’s estimate of credit losses based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability of payment. The Group estimated the allowance by segmenting accounts receivable into groups based on certain credit risk characteristics, and determining an expected loss rate for each group based on historical loss experience adjusted for judgments about the effects of relevant observable data including default rates, lifetime for debt recovery, current and future economic conditions.

The Group adopted ASU 2016-13 beginning from January 1, 2020 on a modified retrospective basis and there was no material impact on the balance sheets and the consolidated statements of comprehensive income/(loss) as a result of adopting the new standard.

(m) Property and equipment, net

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

(n) Intangible assets, net

Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets mainly consist of computer software purchased from unrelated third parties, operating rights for licensed games, licensed copyrights of reading content, audio content, trademark and an Internet domain name. Intangible assets are stated at cost less impairment and accumulated amortization, which is computed using the straight-line method over the estimated useful lives of the assets. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Estimated Useful Lives
Computer software	5 years
Licensed copyrights of reading content	Lesser of the licensed period or 5 years
Trademark and Domain name	10 years
Audio content	Lesser of the licensed period or 5 years
License and licensed games	Estimated life cycle

The Group amortizes the licensed copyrights in “cost of revenues” on a straight-line basis.

The Group performed intangible assets impairment assessment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability is measured through the use of an undiscounted future cash flow model when an indication of impairment is determined to exist. If an asset is determined to be not recoverable, its carrying amount is reduced to the estimated fair value determined using a discounted cash flow model. The Group’s impairment tests included significant assumptions relating to revenue growth and timing of projected future cash flows.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(o) Available-for-sale debt investments

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

(p) Equity investments

Investments in common stock or in-substance common stock and limited-partnership investments in entities over which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323 Investments-Equity Method and Joint Ventures. The Group adjusts the carrying amount of equity method investment for its share of the income or losses of the investee and reports the recognized income or losses in the consolidated statements of comprehensive income/(loss). The Group’s share of the income or losses of an investee are based on the shares of common stock and in-substance common stock held by the Group.

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

The Group accounts for investments in private equity funds using the Net Asset Value (“NAV”) as a practical expedient under ASC 820 and are not categorized in the fair value hierarchy.

An impairment loss on the equity investments is recognized in the consolidated statements of comprehensive income/(loss) when the decline in value is determined to be other-than-temporary.

(q) Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired.

The Group has adopted ASU No. 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment since January 1, 2019, pursuant to which the Group has the option to choose whether it will apply a qualitative assessment first and then a quantitative assessment, if necessary, or to apply a quantitative assessment directly. For reporting units applying a qualitative assessment first, the Group starts the goodwill impairment test by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of the reporting unit with its carrying value, including goodwill. If the carrying value of each reporting unit, including goodwill, exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, but limited to the total amount of goodwill allocated to that reporting unit.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(q) Goodwill (Continued)

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The Group estimates fair value using the income approach. The judgment in estimating the fair value of reporting units includes revenue growth rates and appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

(r) Impairment of long-lived assets

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

(s) ASC 606 Revenue from Contracts with Customers

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

In 2019, the Group re-classified paid services revenues (see Note 2(t)). For comparison purposes, the revenues from paid services for the year of 2018 have been retrospectively re-classified. The following table presents the Group’s revenues disaggregated by products and services (in thousands):

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net advertising revenues	1,198,150	1,194,761	1,113,017	170,577
Paid services revenues	178,131	133,020	95,828	14,686
Revenues from paid contents	94,066	71,144	46,175	7,077
Revenues from games	14,727	13,833	161	25
Revenues from MVAS	55,037	18,499	13,083	2,005
Revenues from others	14,301	29,544	36,409	5,579
Total	1,376,281	1,327,781	1,208,845	185,263

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Contract asset represents the Group’s right to consideration in exchange for goods or services that it has transferred to a customer when that right is conditioned on something other than the passage of time (for example, the entity’s future performance). Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment. Contract assets as of December 31, 2019 and 2020 were not material.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(s) ASC 606 Revenue from Contracts with Customers (Continued)

If a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional (that is, a receivable), before the Group transfers a good or service to the customer, the Group shall present the contract as a contract liability when the payment is made or the payment is due (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which it has received consideration (or an amount of consideration is due) from the customer. Receipts in advance and deferred revenue relate to unsatisfied performance obligations at the end of the period and primarily consist of fees received from advertisers. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. Contract liability is presented as advances from customers in the balance sheet. Revenues recognized for the years ended December 31, 2019 and 2020 that were included in the contract liability balance at the beginning of the period were RMB44.7 million and RMB32.1 million (US$4.9 million), respectively.

The assets recognized for costs incurred to fulfill contracts shall be amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the asset relates. As of December 31, 2019 and 2020, the costs incurred to fulfill contracts recognized as assets were immaterial.

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

(t) Revenue recognition

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

The Group evaluates if it is a principal or an agent in a transaction to determine whether revenue should be recorded on a gross or net basis. The Group is acting as the principal if it obtains control over the goods and services before they are transferred to customers. When the Group is primarily obligated in a transaction, is generally subject to inventory risk, has latitude in establishing prices, or has several but not all of these indicators, the Group acts as the principal and revenue is recorded on a gross basis. When the Group is not primarily obligated in a transaction, does not generally bear the inventory risk and does not have the ability to establish the price, the Group acts as the agent and revenue is recorded on a net basis.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(t) Revenue recognition (Continued)

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(t) Revenue recognition (Continued)

The Group has estimated and recorded RMB215.2 million, RMB180.7 million and RMB180.9 million (US$27.7 million) in agency service fees to third-party advertising agencies for the years ended December 31, 2018, 2019 and 2020, respectively.

Noncash transactions

The Group enters into contracts with certain customers involving consideration in a form other than cash. The noncash consideration (or promise of noncash consideration) shall be measured at fair value. If the Group cannot reasonably estimate the fair value of the noncash consideration, it shall measure the consideration indirectly by reference to the standalone selling price of the goods or services promised to the customer (or class of customer) in exchange for the consideration. The Group recognized revenue from noncash transactions involving exchanging advertising services for advertisement, content, technical, application pre-installation services and others amounted to RMB17.8 million, RMB8.7 million and RMB6.8 million (US$1.0 million) for the years ended December 31, 2018, 2019 and 2020, respectively.

(ii) Paid services revenues

Prior to 2019, paid services revenues comprised of (i) revenues from digital entertainment, which included MVAS and digital reading, and (ii) revenues from games and others, which included web-based games, mobile games, content sales, and other online and mobile paid services through the Group’s own platforms.

Beginning from January 1, 2019, paid services revenues have been re-classified and now comprise of (i) revenues from paid contents, which includes digital reading, audio books, paid videos, and other content-related sales activities, (ii) revenues from games, which includes web-based games and mobile games, (iii) revenues from MVAS, and (iv) revenues from others. For comparison purposes, the revenues from paid services for the year of 2018 have been retrospectively re-classified.

Paid contents

Paid contents revenues mainly comprise of revenues generated from digital reading, audio books, paid videos, and other content-related sales activities.

Digital reading

Digital reading revenues are derived from providing fee-based internet literatures from writers and digital format books licensed from third-party publishers to customers both on the Group’s PC and mobile platforms and on third-party platforms. Digital reading revenues generated from the Group’s PC and mobile platforms are recorded on a gross basis and recognized evenly over the subscription period, or in the period in which a pay-per-view service is provided, as the Group is responsible for providing the desired services to the customers and has primary responsibility and broad discretion to establish price, and therefore the Group is considered the primary obligor in these transactions. Digital reading revenues generated from third-party platforms are recorded on a net basis.

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

(t) Revenue recognition (Continued)

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

MVAS

MVAS revenues are mainly derived from providing mobile phone users with wireless value-added services (“WVAS”) through telecom operators’ platforms, mobile newspaper services and mobile video services. Revenues from MVAS are charged on a monthly or per-usage basis, and are recognized in the period in which the service is performed, provided that no significant obligation remains, collection of the receivables is reasonably assured and the amounts can be accurately estimated. Most revenues from mobile newspaper services, mobile video services and most WVAS are recorded on a net basis as the Group is acting as an agent of operators in these transactions.

Others

Other paid service revenues mainly comprise of revenues generated from E-commerce services and online real estate related services. Revenues are recognized in the period in which the service is performed, provided that no significant obligation remains, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

For certain E-commerce services, the Group charges commission fees to third-party merchants for participating in the Group’s online marketplace, where the Group generally is acting as an agent and its performance obligation is to arrange for the provision of the specified goods or services by those third-party merchants. Upon successful sales, the Group charges the third-party merchants a negotiated amount or a fixed rate commission fee based on the sales amount. Commission fee revenues are recognized on a net basis at the point of delivery of products, net of return allowances. For some E-commerce services, the Group recognizes revenues from certain online retail business on a gross basis as the Group is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods.

(u) Sales taxes and related surcharges and other surcharges

The Group is subject to value-added tax (“VAT”) and related surcharges on the revenues earned for services provided in the PRC. The primary applicable rate of VAT is 6.0% for the years ended December 31, 2018, 2019 and 2020. The Group is also subject to a cultural development fee on the provision of advertising services in the PRC and the applicable tax rate is 3% of the net advertising revenues before July 1, 2019 and 1.5% after July 1, 2019. The VAT and the cultural development fee are recorded as a reduction item of revenues in the consolidated statements of comprehensive income/(loss).

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

The sales taxes and related surcharges and other surcharges for the years ended December 31, 2018, 2019 and 2020 were RMB127.6 million, RMB114.1 million and RMB84.8 million (US$13.0 million), respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(v) Cost of revenues

The Group’s cost of revenues consists primarily of (i) revenue sharing fees, including service fees retained by mobile telecommunications operators and revenue sharing fees paid to the Group’s channel and content partners, (ii) content and operational costs, including personnel-related cost associated with content production and certain advertisement sales support personnel, content procurement costs to third-party professional media companies and to Phoenix TV Group, direct costs related to in-house content production, channel testing costs, rental cost, depreciation and amortization, the urban maintenance and construction tax, education surcharges and local education surcharges, and other miscellaneous costs, and (iii) bandwidth costs.

(w) Sales and marketing expenses

Sales and marketing expenses comprise primarily of: (i) personnel-related expenses including sales commissions related to the sales and marketing personnel; (ii) advertising and promotion expenses including traffic acquisition expenses; and (iii) rental expense, depreciation and amortization expenses. The Group expenses advertising costs as incurred. Total advertising and promotion expenses including traffic acquisition expenses were RMB376.7 million, RMB314.2 million and RMB99.9 million (US$15.3 million), for the years ended December 31, 2018, 2019 and 2020, respectively.

(x) Technology and product development expenses

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

(y) Operating leases and adoption of ASU 2016-02

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

As of December 31, 2020, the Group’s operating leases had a weighted average remaining lease term of 1.47 years and a weighted average discount rate of 5.61%. Future lease payments under operating leases as of December 31, 2020 were as follows (in thousands):

	Operating Leases
	RMB	US$
Year ending December 31,
2021	38,209	5,856
2022	16,715	2,562
2023	280	43
Total future lease payments	55,204	8,461
Less: Imputed interest	2,162	331
Total lease liability balance	53,042	8,130

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(y) Operating leases and adoption of ASU 2016-02 (Continued)

Future lease payments under operating leases as of December 31, 2019 were as follows (in thousands):

Operating Leases
RMB
Year ending December 31,
2020	41,615
2021	35,706
2022	16,052
2023	291
Total future lease payments	93,664
Less: Imputed interest	5,861
Total lease liability balance	87,803

Rent expense under operating leases was RMB37.6 million for the year ended December 31, 2018. Operating lease costs and expenses for the years ended December 31, 2019 and 2020 were RMB39.1 million, and RMB33.6 million (US$5.1 million), respectively, which excluded costs and expenses of short-term contracts. Short-term lease costs and expenses for the years ended December 31, 2019 and 2020 was RMB1.7 million and RMB1.1 million (US$0.2 million), respectively. Supplemental cash flow information related to operating leases was as follows (in thousands):

	For the Years Ended December 31,
	2019	2020	2020
	RMB	RMB	US$
Cash payments for operating leases	37,680	33,677	5,161
Right-of-use assets obtained in exchange for operating lease liabilities	19,981	3,198	490

(z) Share-based compensation

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

(z) Share-based compensation (Continued)

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

In 2019, the Company declared a special cash compensation to its share option holders, concurrent with the special cash dividend declared. In 2020, the Company also declared a special cash compensation to its share option holders, concurrent with the special cash dividend declared. As the Company’s share options are not dividend-protected award, the option holders have no rights to participate in all dividends before excising the share options. The Company accounted for the special cash compensation as incremental compensation cost, which would be vested with the same vesting conditions of the original share options granted. The compensation cost of RMB31.6 million and RMB39.7 million (US$6.1 million) were recognized as costs or expenses in the consolidated statements of comprehensive income/(loss) of 2019 and 2020, respectively.

(aa) Income taxes

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

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended December 31, 2018, 2019 and 2020. Refer to Note 16 for details of the Group’s tax positions.

(ab) Employee social security and welfare benefits

The Company’s subsidiaries and consolidated VIEs in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Company’s subsidiaries and consolidated VIEs in the PRC to pay the local labor and social welfare authorities monthly contributions at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Company’s subsidiaries and consolidated VIEs in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as cost and expenses in the consolidated statements of comprehensive income/(loss) were RMB84.3 million, RMB104.3 million and RMB54.4 million (US$8.3 million) for the years ended December 31, 2018, 2019 and 2020, respectively.

(ac) Other income — Others, net

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

(ad) Statutory reserves

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

General reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in the registered capital of the respective company. The Group has made appropriations of RMB6.4 million, RMB1.0 million and RMB3.4 million (US$0.5 million) to these funds for the years ended December 31, 2018, 2019 and 2020, respectively.

(ae) Related parties

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

(af) Dividends

Dividends are charged to retained earnings when declared. No dividends were declared for the year ended December 31, 2018. In 2019, the Group declared a special cash dividend of US$0.1714 per ordinary share, equivalent to US$1.3712 per ADS, totaling approximately US$100 million, or RMB701.6 million, and had paid the dividends to shareholders on December 13, 2019. In 2020, the Group also declared a special cash dividend of US$0.1714 per ordinary share, equivalent to US$1.3712 per ADS, totaling approximately US$100 million, or RMB653.9 million, and had paid almost all of the dividends to shareholders on December 22, 2020.

(ag) Net income/(loss) per share

The Group computes net income or loss per Class A and Class B ordinary share in accordance with ASC 260-10 Earnings Per Share: Overall, using the two class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses.

The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting. As the liquidation and dividend rights are identical, the net incomes are allocated on a proportionate basis.

Basic net income or loss per share is computed by dividing net income or loss attributable to ordinary shareholders by the weighted average number of ordinary shares and contingently issuable shares outstanding during the period except that it does not include unvested restricted shares or repurchased ordinary shares subject to cancellation.

Diluted net income or loss per share is calculated by dividing net income or loss attributable to ordinary shareholders, as adjusted for the effect of dilutive potential ordinary shares, if any, by the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares during the period. Potential ordinary shares are excluded in the denominator of the diluted net income or loss per share calculation if their effects would be anti-dilutive.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(ah) Comprehensive income/(loss)

Comprehensive income or loss is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income or loss is reported in the consolidated statements of comprehensive income/(loss). Accumulated other comprehensive loss or income, as presented on the Group’s consolidated balance sheets, includes the foreign currency translation adjustment, fair value remeasurement for available-for-sale debt investments and reclassification adjustment for disposal of available-for-sale debt investments. The tax effects of pre-tax changes to other comprehensive income or loss should be recorded net against the pre-tax changes in other comprehensive income or loss.

(ai) Segment reporting

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

(aj) Recent accounting pronouncements

Simplifying the accounting for income taxes (Topic 740). In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes. ASU No. 2019-12 removes certain exceptions to the general principles in Topic 740 and provides for consistent application of and simplifies generally accepted accounting principles for other areas of Topic 740 by clarifying and amending existing guidance. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The method of adoption varies depending on the component of the new rule that is being adopted. Early application is permitted. The Group does not expect to adopt ASU 2019-12 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

Investments—Equity securities (Topic 321), Investments—Equity method and joint ventures (Topic 323), and Derivatives and hedging (Topic 815)—Clarifying the interactions between Topic 321, Topic 323, and Topic 815. In January 2020, the FASB issued ASU No. 2020-01, Investments—Equity securities (Topic 321), Investments—Equity method and joint ventures (Topic 323), and Derivatives and hedging (Topic 815)—Clarifying the interactions between Topic 321, Topic 323, and Topic 815. The amendments clarify the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Group does not expect to adopt ASU 2020-01 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

Management does not expect that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material impact on the accompanying financial statements.

3.  Certain Risks and Concentration

(a) Major customers

There is no customer with revenues or receivables over 10% of total revenues or total accounts receivable and due from related parties, respectively.

(b) Credit risk

The Group’s credit risk arises from cash and cash equivalents, term deposits, short term investments and restricted cash as well as credit exposures to receivables due from its customers, related parties and other parties and available-for-sale debt securities.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

3.  Certain Risks and Concentration (Continued)

(b) Credit risk (Continued)

The Group has no significant concentrations of credit risk with respect to its customers, related parties and other parties and available-for-sale debt securities. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions.

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

In addition, the Group is required to obtain certain licenses to operate the Internet information services. As of the date of the annual report, the Group is in the process of applying for licenses for the certain operations of the businesses, including an Internet audio-visual program transmission license and an Internet news license. In 2020, approximately 91.2% of the Group’s total revenues were derived from business related to the above licenses. Without these licenses, the PRC government may order the Group to cease its services, which may cause significant disruption to the Group’s business operations.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

4.  Discontinued operations

In December 2018, the Group acquired and started to consolidate Beijing Yitian Xindong Network Technology Co., Ltd. (“Yitian Xindong”). See Note 5.

In May 2020, the Group sold all of its investment in Yitian Xindong, as well as its rights to contingent returnable consideration under certain price adjustment mechanisms in connection with its original investment, with a total consideration of RMB313.6 million and recognized a disposal loss of RMB14.7 million (US$2.1 million) in 2020. Yitian Xindong was a subsidiary and a separate reporting unit of the Group, and the disposal of Yitian Xindong represents the Group’s strategic shift in operation of online literature business that had a major effect on the Group’s operations and financial results. Therefore, the disposal of Yitian Xindong was qualified for reporting as a “discontinued operation” in the Group’s financial statements. Accordingly, Yitian Xindong’s results of operations have been excluded from the Group’s results from continuing operations in the consolidated statements of comprehensive income/(loss) and are presented in separate line items as discontinued operations for the years ended December 31, 2018, 2019 and 2020. Additionally, the related assets and liabilities associated with the discontinued operations in the consolidated balance sheets as of December 31, 2019 were classified as assets/liabilities held for sale to provide the comparable financial information. The financial information disclosed in this 20-F document is presented on a continuing operations basis, unless otherwise specifically stated.

The following tables set forth the assets, liabilities, results of operations and cash flows of discontinued operations, that were included in the Group’s consolidated financial statements (in thousands):

As of December 31,
2019
RMB
Assets
Current assets:
Cash and cash equivalents	46,840
Accounts receivable, net	28,645
Amounts due from related parties	3,070
Prepayment and other current assets*	105,477
Total current assets associated with discontinued operations	184,032
Property and equipment, net	4,293
Intangible assets, net	85,647
Goodwill	338,288
Operating lease right-of-use assets	1,240
Total non-current assets associated with discontinued operations	429,468
Total assets associated with discontinued operations	613,500
Liabilities
Current liabilities:
Accounts payable	10,910
Amounts due to related parties	68
Advances from customers	9,728
Taxes payable	3,746
Salary and welfare payable	17,118
Accrued expenses and other current liabilities	19,319
Operating lease liabilities	2,452
Total current liabilities associated with discontinued operations	63,341
Deferred tax liabilities	5,668
Operating lease liabilities	8
Total non-current liabilities associated with discontinued operations	5,676
Total liabilities associated with discontinued operations	69,017

Note:

* Prepayment and other current assets included the financial assets — contingent returnable consideration of RMB98.5 million, which represented the fair value of the Group’s right to receive the contingent returnable consideration, subject to certain price adjustment mechanisms based on Yitian Xindong’s operating and financial performance in 2019 and 2020. The Group assesses the probability of whether Yitian Xindong’s operating and financial performance targets in 2019 and 2020 could be achieved at each reporting period, and adjusts the fair value of the financial assets accordingly based on its probability assessment.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

4. Discontinued operations (Continued)	For the Years Ended December 31,
	2018	2019	2020*
Revenues	1,098	203,281	69,917
Cost of revenues	(705)	(84,972)	(33,875)
Gross profit	393	118,309	36,042
Operating expenses:
Sales and marketing expenses	(582)	(74,011)	(29,377)
General and administrative expenses	(144)	(29,741)	(6,539)
Technology and product development expenses	—	(26,016)	(9,664)
Goodwill impairment	—	—	(39,352)
Changes in fair value of financial assets-contingent returnable consideration	—	62,051	—
Total operating expenses	(726)	(67,717)	(84,932)
(Loss)/income from operations	(333)	50,592	(48,890)
Interest income, net	5	597	270
Loss from disposal of discontinued operations	—	—	(14,678)
Others, net	—	1,344	569
(Loss)/income before tax	(328)	52,533	(62,729)
Income tax benefit	14	1,709	363
Net (loss)/income from discontinued operations	(314)	54,242	(62,366)

	For the Years Ended December 31,
	2018	2019	2020*
Net cash provided by discontinued operating activities	2,088	41,080	186
Net cash (used in)/provided by discontinued investing activities	(62,057)	(25,952)	265,753
Net cash used in discontinued financing activities	—	(144,100)	—

Note:

* The results of operations and cash flows of discontinued operations included those of the discontinued operations from January 1, 2020 to May 18, 2020.

5.  Acquisition

Acquisition of Yitian Xindong

In December 2018, the Group entered into an agreement with Telling Telecommunication Co., Ltd. (“Telling Telecom”), the sole shareholder of Beijing Yitian Xindong Network Technology Co., Ltd. (“Yitian Xidong”) , to acquire 25.5% equity interest in Yitian Xindong (the “Acquisition”) for an aggregate purchase consideration of RMB144.1 million, subject to certain price adjustment mechanisms based on Yitian Xindong’s operating and financial performance in 2019 and 2020 (the “Performance Targets”). If any of Yitian Xindong’s Performance Targets in either 2019 or 2020 is not met, Telling Telecom will return part of the purchase consideration to the Group, which resulted in the recognition of a financial assets derived from the contingent returnable consideration. Yitian Xindong owns the Tadu APPs, which include but are not limited to Tadu Literature Application.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

5.  Acquisition (Continued)

Acquisition of Yitian Xindong (Continued)

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

The allocation of the purchase price as of the date of acquisition was summarized as follows (in thousands):

	Amount RMB	Amortization Period
Purchase consideration	144,100
Net assets acquired, excluding intangible assets and the related deferred tax (Note a)	21,803
Deferred tax assets	8,576
Less: valuation allowance	(8,576)
Amortizable intangible assets
—User base	5,100	0.8 year
—Trademark and domain name	38,300	10 years
—Licensed copyrights of reading content	49,200	Not exceeding 3 years, with a weighted-average amortization period of 2.34 years
Goodwill (Note b)	338,288
Financial assets — contingent returnable consideration (Note c)	18,211
Deferred tax liabilities (Note d)	(7,390)
Noncontrolling interests	(319,412)
Total	144,100

Note:

(a)	Net assets acquired included cash and cash equivalents with an amount of RMB10.9 million.
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

On March 1, 2019, the Group exercised the Call Option and acquired another 25.5% equity interest in Yitian Xindong from Bingruixin with a consideration of RMB144.1 million. As a result, the Group holds 51.0% equity interest in and a 51.0% voting rights of Yitian Xindong and continues to consolidate Yitian Xindong’s financial statements. This acquisition of a noncontrolling interest was accounted for as equity transactions, resulting in a decrease in noncontrolling interest of RMB124.2 million and no gain or loss recognized in the consolidated statements of comprehensive income/(loss) during the year ended December 31, 2019.

As of December 31, 2019, the Group estimated that the probability of successfully collecting the contingent returnable consideration of RMB170.6 million would be 60% and as a result, the fair value of the Group’s right to receive the contingent returnable consideration as of December 31, 2019 were RMB98.5 million.

In May 2020, the Group sold all of its investment in Yitian Xindong, as well as its rights to contingent returnable consideration under certain price adjustment mechanisms in connection with its original investment and the disposal of Yitian Xindong was qualified for reporting as a “discontinued operation”. See Note 4.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

5.  Acquisition (Continued)

Acquisition of Tianbo in 2019

The Group holds a 50% equity interest in Tianbo. Before April 1, 2019, as the Group had significant influence over financial and operating decision-making of Tianbo, it accounted for the 50% equity interest in Tianbo by using the equity method of accounting. On April 1, 2019, the Group obtained control over Tianbo and started consolidating Tianbo from April 1, 2019, as the Group and other shareholders of Tianbo agreed to make certain revisions to the articles of association of Tianbo, which granted the Group the voting power to decide Tianbo’s significant financial and operating decisions at both the shareholder level and the board level, to accelerate the development of its real estate vertical and to further bolster the development of the Group’s real estate vertical and to create more synergies on Tianbo’s new business, with the equity interest in Tianbo of 50% unchanged. At the same time, the Group agreed with other shareholders of Tianbo and would provide free advertising resources to Tianbo as consideration to gain control over Tianbo with a fair value of RMB5.9 million, estimated by management with the assistance of an independent valuation firm. The previously held equity interest in Tianbo was remeasured at fair value of RMB17.0 million on the date of acquisition and a gain on remeasurement of RMB0.5 million was recognized in the consolidated statements of comprehensive income/(loss).

The allocation of the purchase price as of the date of acquisition is summarized as follows (in thousands):

Amount RMB
Non-cash consideration	5,900
Fair value of previously held equity interests in Tianbo	17,012
Total purchase consideration	22,912
Net assets acquired (Note a)	17,138
Goodwill	22,786
Noncontrolling interests	(17,012)
Total	22,912

Note:

(a)

Net assets acquired included cash, cash equivalents and restricted cash with an amount of RMB175.5 million. There were no material amortizable intangible assets (e.g. trademark and domain names, customer relationship) identified and recognized as Tianbo has no independent trademark and domain name or exclusive service agreement signed between Tianbo and its customers.

Goodwill, which is non-deductible for tax purposes, is primarily attributable to the synergies expected to be achieved from the acquisition.

Tianbo contributed revenues of RMB248.5 million and earnings of RMB19.6 million to the Group for the period from April 1, 2019 to December 31, 2019. The following unaudited pro forma summary presents consolidated information of the Group as if the business combination had occurred on January 1, 2018 (in thousands):

	Pro Forma Years Ended December 31,
	2018	2019
	RMB	RMB
	(unaudited)	(unaudited)
Revenue*	1,578,113	1,362,964
Net (loss)/income attributable to Phoenix New Media Limited	(50,577)	731,007

Note:

*As Yitian Xindong’s results of operations have been excluded from the Group’s results from continuing operations and are presented in separate line items as discontinued operations in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2018 and 2019, the unaudited pro forma revenue for the years ended December 31, 2018 and 2019 have been revised accordingly.

The Group did not have any material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

5.  Acquisition (Continued)

Acquisition of Tianbo in 2019 (Continued)

The valuations used in the purchase price allocation described above were determined by the Group with the assistance of an independent valuation firm. The valuations considered generally accepted valuation methodologies such as the income, market and cost approaches. As the acquirees are both private companies, the fair value estimates of previously held equity interests or noncontrolling interests are based on significant inputs considered by market participants which mainly include (a) discount rate, (b) projected terminal value based on future cash flow (c) financial multiple of companies in the same industry and (d) adjustment for lack of control or lack of marketability.

6.  Accounts Receivable, Net

The following table sets out the balance of accounts receivable excluding notes receivable as of December 31, 2019 and 2020 (in thousands):

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Accounts receivable, gross	705,721	756,262	115,902
Allowance for credit losses	(118,301)	(189,460)	(29,036)
Accounts receivable, net	587,420	566,802	86,866

The following table sets out the balance of notes receivable as of December 31, 2019 and 2020 (in thousands):

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Notes receivable, gross	22,207	113,808	17,442
Allowance for credit losses	—	(4,994)	(765)
Notes receivable, net	22,207	108,814	16,677

The following table presents the movement of the allowance for credit losses (in thousands):

	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Balance as of January 1,	65,454	78,178	118,301	18,130
Additional allowance for credit losses, net of recoveries	21,967	43,853	80,878	12,395
Write-off	(9,243)	(3,730)	(4,725)	(724)
Balance as of December 31,	78,178	118,301	194,454	29,801

7.  Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets (in thousands):

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Prepaid rental and deposits	12,660	8,695	1,333
Prepayments to suppliers and other business related expenses	32,954	23,896	3,662
Receivables related to exercise of employee options	4,003	4,696	720
Costs to fulfill contracts with customers	1,686	89	14
Others	6,088	5,470	836
Total	57,391	42,846	6,565

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

8.  Property and Equipment, Net

The following is a summary of property and equipment, net (in thousands):

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Computers, equipment and furniture	213,651	170,850	26,184
Motor vehicles	5,986	5,736	879
Leasehold improvements	42,408	42,087	6,450
Total	262,045	218,673	33,513
Less: accumulated depreciation	(164,688)	(156,024)	(23,912)
Net book value	97,357	62,649	9,601

Depreciation expenses for the years ended December 31, 2018, 2019 and 2020 were RMB29.4 million, RMB34.1 million and RMB32.5 million (US$5.0 million), respectively.

9.  Intangible Assets, Net

The following table summarizes the Group’s intangible assets, net (in thousands):

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Computer software	20,653	18,314	2,807
License and licensed games	132	—	—
Licensed copyrights of reading content	7,724	15,709	2,408
Audio content	5,317	11,683	1,790
Trademark and domain name	54	158	24
Total	33,880	45,864	7,029
Less: amortization	(20,247)	(22,896)	(3,509)
impairment	—	(10,572)	(1,620)
Net book value	13,633	12,396	1,900

The Group recognized impairment losses on intangible assets of nil, nil and RMB10.6 million (US$1.6 million) for the years ended December 31, 2018, 2019 and 2020, respectively. The Group performed an impairment test and recognized an impairment charge of RMB10.6 million (US$1.6 million) on licensed copyrights of reading content and audio content, which were mainly caused by the negative impact of the COVID-19 outbreak in 2020, as well as the tightening of rules and regulations on digital reading in China and in line with the broader market conditions reflecting the trend towards free online reading.

Amortization expenses for the years ended December 31, 2018, 2019 and 2020 were RMB2.9 million, RMB15.4 million and RMB6.4 million (US$1.0 million), respectively. Based on the current amount of intangible assets subject to amortization, the estimated amortization expenses for each of the following five years are as follows: 2021: RMB3.9 million, 2022: RMB3.5 million, 2023 RMB3.4 million, 2024: RMB1.5 million and 2025: RMB0.1 million.

10.  Available-for-sale Debt Investments

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

10.  Available-for-sale Debt Investments (Continued)

Investments in Particle (Continued)

The Company entered into a share purchase agreement (the “SPA”) with Run Liang Tai Management Limited, or Run Liang Tai, and its designated entities (the “Proposed Buyers”) on March 22, 2019 and entered into a supplemental agreement (the “Supplemental Agreement”) to the SPA on July 23, 2019 for its proposed sale of 34% equity interest of Particle on an as-if converted basis (the “Proposed Transaction”). According to the Supplemental Agreement, the Company agreed to increase the total number of shares of Particle to be transferred to the Proposed Buyers from 199,866,509 shares to 212,358,165 shares while the total purchase price would remain unchanged at US$448 million. In addition, the Company agreed that the Proposed Buyers may pay the purchase price in several installments and deliver the preferred shares of Particle to the Proposed Buyers in batches. In November 2019, the Company transferred the first batch of 94,802,752 preferred shares of Particle to the Proposed Buyers, corresponding to US$200 million of consideration fully received before August 10, 2019, and recognized a gain on disposal of available-for-sale debt investments of RMB1,001.2 million in the consolidated statements of comprehensive income/(loss). The Company had received a further deposit of US$50 million in October 2019 for the second batch preferred shares of Particle to be delivered to the Proposed Buyers in or before August 2020, which was presented as deposits in relation to disposal of investment in Particle in the Group’s consolidated balance sheets as of December 31, 2019. Meanwhile, the Company has recognized a liability of RMB16.0 million representing the forward contract in relation to disposal of investments in Particle in the Group’s consolidated balance sheets as of December 31, 2019. In 2020, the liability in relation to the forward contract had been expired.

In August 2020, the Company signed a new share purchase agreement (the “New SPA”) with Run Liang Tai, which replaced the Company’s previous agreements with Run Liang Tai for the sale of the Company’s remaining investment in Particle. Under the New SPA, the rights and obligations of both the Proposed Buyers and the Company with respect to the second batch of shares under the previous agreements were terminated, and instead, the Company agreed to sell a total of 140,248,775 shares of Particle, representing all of the Particle shares the Company then held, to the Proposed Buyers at a total purchase price of US$150 million and a per share purchase price of US$1.0695. On August 10, 2020, the Proposed Buyers paid approximately US$99.3 million to the Company under the New SPA, which represented the difference between the total purchase price and the US$50 million deposit already paid by the Proposed Buyers to the Company under the previous agreements plus certain other accrued interests. The Transaction was closed on October 19, 2020. The Company recognized a gain on disposal of available-for-sale debt investments of RMB477.3 million (US$73.1 million) in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2020.

In August 2020, the Company acquired 4,584,209 Series D1 preferred shares of Particle from Run Liang Tai, which were previously pledged to the Company to secure the repayment of an interest-free loan with the principal of approximately US$9.7 million granted by the Company to Run Liang Tai. As of December 31, 2020, the Company holds 4,584,209 Series D1 convertible redeemable preferred shares of Particle, which represents approximately 0.66% equity interest of Particle on an as-if converted basis, and the fair values of available-for-sale debt investments in Particle was RMB30.7 million (US$4.7 million) as of December 31, 2020.

The Company has determined that its investments in convertible redeemable preferred shares of Particle are not considered in-substance common stock but considered debt securities as the preferred shares of Particle are redeemable at the option of the Company and are therefore not within the scope of ASC 323 Equity Method and Joint Ventures. The Company’s investments in convertible redeemable preferred shares of Particle are classified as available-for-sale debt investments and reported at fair value, which is estimated by management after considering valuation reports prepared by a reputable and independent appraisal firm on a recurring basis. Refer to Note 20 for details.

Investments in Fengyi Technology

In December 2018, the Group acquired 40% equity interest of Henan Fengyi Feiyang Network Technology Limited (“Fengyi Technology”) with a consideration of RMB2.0 million. Fengyi Technology mainly engages in advertising service in China. As the investment in Fengyi Technology is redeemable at the option of the Group, it is not considered in-substance common stock but considered debt securities. The Group’s investment in Fengyi Technology is classified as available-for-sale debt investments and reported at fair value. As of December 31, 2019, the fair value of investment in Fengyi Technology was RMB2.0 million. The Group had fully written down the whole investment in Fengyi Technology and recognized an impairment loss of RMB2.0 million (US$0.3 million) in 2020.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

10.  Available-for-sale Debt Investments (Continued)

Investments in Humanistic Intelligence

As of December 31, 2019, the Group had loan receivable of approximately RMB9.8 million due from Phoenix FM (Beijing) Information Technology Co., Ltd., (“FM Beijing”), the former subsidiary of Phoenix FM, which had been fully impaired in 2015. In April 2020, through a series of debt restructuring transactions, the Group acquired 19.99% of the equity interest in FM Beijing. In August 2020, the Group acquired 6.04% equity interest of Humanistic Intelligence Inc. (“Humanistic Intelligence”) through a share exchange transaction related to FM Beijing, and recognized a gain of RMB6.0 million (US$0.9 million) from the transaction, which was included in the income/(loss) from equity method investments, net of impairment item in the consolidated statements of comprehensive income/(loss) of 2020. As the investment in Humanistic Intelligence is redeemable at the option of the Group, it is not considered in-substance common stock but considered debt securities. The Group’s investment in Humanistic Intelligence is classified as available-for-sale debt investments and reported at fair value. As of December 31, 2020, the fair value of investment in Humanistic Intelligence was RMB6.0 million (US$0.9 million).

As the Group does not expect to sell or redeem the investments mentioned above within one year, the available-for-sale debt investments are classified as long-term available-for-sale debt investments. Total unrealized gains on available-for-sale debt investments recorded in accumulated other comprehensive income excluding tax effect were RMB1,615.1 million as of December 31, 2019 and total unrealized loss on available-for-sale debt investments recorded in accumulated other comprehensive income excluding tax effect was RMB8.0 million (US$1.2 million) as of December 31, 2020. The total fair value of available-for-sale debt investments were RMB2,014.5 million and RMB36.7 million (US$5.6 million) as of December 31, 2019 and 2020, respectively (see Note 20).

11. Equity Investments

Equity method investments

The Group applies the equity method of accounting to account for its equity investments in common stock or in-substance common stock and limited-partnership investments in entities, over which it has significant influence but does not own a majority equity interest or otherwise control.

The Group holds 50% equity interest in Tianbo. Before April 1, 2019, as the Group had significant influence over financial and operating decision-making of Tianbo, it accounted for the 50% equity interest in Tianbo by using the equity method of accounting. In April 2019, the Group obtained control over financial and operation decision-making of Tianbo and could consolidate Tianbo (see Note 5). Therefore, Tianbo has been a subsidiary of the Company’s VIE since April 1, 2019.

The Group used equity method to account for investments in limited partnership unless the Group’s interest is so minor and has virtually no influence over the operating and financial policies of the partnership. In 2020, the Group made new investments in two limited partnerships with total considerations of RMB60.0 million (US$9.2 million), and accounted for the investments under equity method as significant influence could be imposed by the Group. The two limited partnerships mainly engage in private equity investments. The carrying value of investments in the two limited partnerships as of December 31, 2020 were RMB59.8 million (US$9.2 million).

Despite holding 100% ordinary shares of Phoenix FM Limited (“Phoenix FM”), the Company accounts for its investment in Phoenix FM as an equity investment since the Company did not control Phoenix FM due to substantive participating rights that have been provided to IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P. (collectively referred to as IDG), who invested in preferred shares of Phoenix FM. The Group had fully written down the whole investment in Phoenix FM in 2015. In April 2020, IDG transferred all of its investment in Phoenix FM to the Company and Phoenix FM became a wholly owned subsidiary of the Company.

The Group holds 31.54% equity interest of Shenzhenshi Fenghuang Jingcai Network Technology Co., Ltd. (“Fenghuang Jingcai”) and had fully written down the whole investment in Fenghuang Jingcai in 2015. The Group no longer records share of losses in Fenghuang Jingcai, as the carrying value of equity investments in it had been reduced to zero. Meanwhile, the Group has no future obligations to fund Fenghuang Jingcai.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

11. Equity Investments (Continued)

Equity method investments (Continued)

The Group summaries the condensed financial information of the Group’s equity method investments as a group below in accordance with Rule 4-08 of Regulation S-X (in thousands):

	For the Years Ended December 31,
	2018	2019*	2020	2020
	RMB	RMB	RMB	US$
Operating data:
Revenues	220,656	37,987	52	8
Gross profit	140,701	25,874	(312)	(48)
Net income/(loss)	1,747	(21,583)	(526)	(81)
Net income/(loss) attributable to the equity method investees	577	(21,442)	(526)	(81)
PNM’s share of net income/(loss)	5,352	(3,968)	(181)	(28)

Note:

* Tianbo has been a subsidiary of the Company’s VIE and no longer an equity method investee since April 1, 2019. The operating data here only included the data of Tianbo from January 1, 2019 to March 31, 2019.

	As of December 31,
	2019*	2020	2020
	RMB	RMB	US$
Balance sheet data:
Current assets	3,251	246,992	37,853
Non-current assets	17	3	1
Current liabilities	59,685	4,357	668

Note:

* Tianbo has been a subsidiary of the Company’s VIE and no longer an equity method investee since April 1, 2019. The balance sheet data here did not include the data of Tianbo as of December 31, 2019.

Other equity investments

The Group holds 4.69% equity interest of Beijing Phoenix Lilita Information Technology Co., Ltd. (“Lilita”). Lilita is principally engaged in P2P lending and reward-based crowd-funding businesses. The Group had fully written down the whole investment in Lilita in 2017.

The Group holds 0.3% equity interest of Lifeix Inc. (“Lifeix”), which had been fully impaired in 2015. Lifeix is the operator of the life station websites L99.com and Lifeix.com.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

11. Equity Investments (Continued)

Other equity investments (Continued)

In August 2017, the Group acquired 8% equity interest of Shenzhenshi Kuailai Technology Co., Ltd. (“Kuailai”) with a consideration of RMB0.2 million. Kuailai operates Xunhutai, a life-style information application in China. The Group had fully written down the whole investment in Kuailai and recognized an impairment loss of RMB0.2 million (US$0.03 million) in 2020.

In November 2018, the Group acquired 10% equity interest of Yitong Technology (Hangzhou) Limited (“Yitong Technology”) by investing in newly issued shares of Yitong Technology with a total consideration of RMB13.0 million, of which RMB6.5 million and RMB6.5 million was paid in December 2018 and February 2019, respectively. Yitong Technology mainly engages in big data application development and operation in China. As the Group’s equity investment in Yitong Technology has preferred liquidation rights, it is not considered as in-substance common stock, and should be measured at fair value, with changes in the fair value recognized through net income/(loss). As the investments in Yitong Technology lack readily determinable fair values, the Group elects to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. As of December 31, 2019 and 2020, the carrying value of equity investment in Yitong Technology was RMB13.0 million and RMB13.0 million (US$2.0 million), respectively.

In December 2020, the Group acquired 3.78% equity interest in Guangzhou Kesheng Jiada Network Partnership (“Kesheng Jiada”), representing 1.0% indirect equity interests in 4K Garden Network Technology (Guangzhou) Co., Ltd. (“4K Garden”) with a consideration of RMB10.0 million (US$1.5 million). 4K Garden focuses on developing 4K ultra HD content ecosystem and related technology and 5G+ ultra HD application technology platform and Kesheng Jiada is a special purpose vehicle that holds equity interests in 4K Garden. As the investments in Kesheng Jiada lack readily determinable fair values, the Group elects to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. As of December 31, 2020, the carrying value of the equity investment was RMB10.0 million (US$1.5 million).

In December 2020, the Group entered into an investment agreement with a private equity fund to invest a total of RMB30.0 million in it. As of December 31, 2020, the Group had invested RMB12.0 million (US$1.8 million) in the private equity fund and the carrying value of equity investment in the private equity fund was RMB12.0 million (US$1.8 million). The Group accounts for the investment using NAV as a practical expedient under ASC 820.

12.  Goodwill

The changes in the carrying amount of goodwill are as follows (in thousands):

Tianbo Business
RMB
Balance as of December 31, 2018	—
Goodwill acquired	22,786
Balance as of December 31, 2019	22,786
Goodwill impairment	(22,786)
Balance as of December 31, 2020	—

The Group first applied the qualitative assessment and then performed the goodwill impairment test by quantitatively comparing the fair values of the reporting unit to its carrying amounts. A goodwill impairment is the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The fair value of a reporting unit is determined by income approach based on the Group’s best estimate, which uses valuation techniques to convert the reporting unit’s future amounts to a single present value amount. Caused by the negative impact of the COVID-19 outbreak in 2020 and the tightening of rules and regulations on real estate market in China as well as intensified industry competition, the Group performed an impairment test and recognized an impairment charge of RMB22.8 million (US$3.5 million) for the Tianbo reporting unit. The Group recorded an impairment charge of nil, nil and RMB22.8 million (US$3.5 million) for the years ended December 31, 2018, 2019 and 2020, respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

13.  Other Non-Current Assets

The following is a summary of other non-current assets (in thousands):

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Rental deposits	8,330	7,975	1,222
Non-current portion of prepayments to suppliers and other business related expenses	8,698	1,289	198
Others	2,831	489	75
Total	19,859	9,753	1,495

14.  Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities are comprised of (in thousands):

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Deposits from advertising agencies and customers	16,029	16,266	2,493
Accrued professional fees	7,869	5,246	804
Advertising and promotion expenses payables and accruals	70,914	18,247	2,796
General operating expenses payables and accruals	71,350	65,732	10,074
Deposits from potential house buyers	83,131	49,210	7,542
Forward contract in relation to disposal of investments in Particle (Note 10)	15,988	—	—
Others	8,841	17,675	2,708
Total	274,122	172,376	26,417

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

15.  Cost of Revenues

The cost of revenues is as follows (in thousands):

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Revenue sharing fees	47,263	25,157	19,550	2,996
Content and operational costs	491,478	603,573	482,641	73,968
Bandwidth costs	57,102	54,600	57,095	8,750
Total	595,843	683,330	559,286	85,714

16.  Income Taxes

Income Tax Expense and Effective Tax Rate

The provisions for income tax expense are summarized as follows (in thousands):

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Current tax expense	19,819	23,219	32,156	4,928
Deferred tax expense/(benefit)	300	(1,269)	(13,179)	(2,019)
Income tax expense	20,119	21,950	18,977	2,909

Phoenix New Media Limited

Notes to Consolidated Financial Statements

16.  Income Taxes (Continued)

The components of income before tax and income tax expense for PRC and non-PRC continuing operations are as follows (in thousands):

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
(Loss)/income arising from PRC operations	(42,681)	(267,276)	28,133	4,312
(Loss)/income arising from non-PRC operations	(2,498)	958,986	418,489	64,136
(Loss)/income before tax from continuing operations	(45,179)	691,710	446,622	68,448
Income tax expense relating to PRC operations	20,143	21,952	18,977	2,909
Income tax benefit relating to non-PRC operations	(24)	(2)	—	—
Income tax expense	20,119	21,950	18,977	2,909
Effective tax rate for PRC continuing operations	(47.2)%	(8.2)%	67.5%	67.5%

Cayman Islands (“Cayman”)

Under the relevant current laws of the Cayman Islands, corporate income, capital gains or other direct taxes are not imposed on corporations in the Cayman Islands. In addition, dividend payments are not subject to withholding taxes in the Cayman Islands. The Company recognized gain on disposal of available-for-sale debt investments of RMB1,001.2 million and RMB477.3 million (US$73.1 million) in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2019 and 2020, respectively, which was not subject to any corporate income or capital gains taxes under the current laws of the Cayman Islands.

British Virgin Islands (“BVI”)

The Group’s subsidiaries incorporated in the British Virgin Islands are exempted from income tax on their foreign-derived income and are not subject to withholding taxes.

Hong Kong

Subsidiaries in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. On April 1, 2018, a two-tiered profits tax regime was introduced. The profits tax rate for the first HK$2 million of profits of corporations is lowered to 8.25%, while profits above that amount continue to be subject to the tax rate of 16.5%.

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

Fenghuang On-line was qualified as an HNTE in 2017 and 2020, respectively, and therefore, Fenghuang On-line was subject to a 15% income tax rate for the years from 2018 to 2020.

Tianying Jiuzhou was qualified as an HNTE in 2017 and 2020, respectively, and therefore, Tianying Jiuzhou was subject to a 15% income tax rate from 2018 to 2020.

In 2017 and 2020, Fenghuang Yutian was qualified as an HNTE, respectively, and therefore, Fenghuang Yutian was subject to a 15% income tax rate from 2018 to 2020.

In 2016, Fenghuang Borui was qualified as a Software Enterprise. As 2016 was the first year Fenghuang Borui generated taxable profit, it was exempted from income taxes for the years 2016 and 2017, and was subject to a 12.5% income tax rate from 2018 to 2020.

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

The PRC subsidiaries, VIEs and subsidiaries of VIEs have not paid dividends in the past and do not have any present plans to declare and pay any dividends on the Company’s ordinary shares or ADSs in the near future and the Group currently intends to retain most, if not all, of its available funds and any future earnings to operate and expand the business. Accordingly, the Company does not intend to have its PRC subsidiaries distribute any undistributed profits of such subsidiaries to their direct overseas parent companies, but rather intends that such profits will be permanently reinvested in such subsidiaries to further expand their business in the PRC. As of December 31, 2020, the Company did not record any withholding tax on the retained earnings of its foreign invested enterprises in the PRC. Aggregate undistributed earnings of the Group’s entities located in the PRC that were available for distribution to the Company as of December 31, 2019 and 2020 were approximately RMB937.8 million and RMB782.1 million (US$119.9 million), respectively. The amounts of the unrecognized deferred tax liability on the permanently reinvested earnings were RMB93.8 million and RMB78.2 million (US$12.0 million) as of December 31, 2019 and 2020, respectively.

Withholding Tax on gain from the disposal of available-for-sale debt investments in Particle

The Company is subject to PRC withholding tax of 10% on the gain recognized from the disposal of available-for-sale debt investments in Particle , with any relevant tax adjustments if applicable, as regulated by the Public Notice on Several Issues regarding Enterprise Income Tax for Indirect Property Transfer by Non-resident Enterprises, or SAT Circular 7, issued on February 3, 2015, and the Public Notice Regarding Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Public Notice 37, issued on October 17, 2017. The Company recognized accrued withholding taxes of gain on disposal of available-for-sale debt investments of RMB142.6 million and RMB96.6 million (US$14.8 million) for the years ended December 31, 2019 and 2020, respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

16.  Income Taxes (Continued)

Reconciliation of the Differences between Statutory Tax Rate and the Effective Tax Rate for PRC Operations

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for PRC continuing operations for the years ended December 31, 2018, 2019 and 2020 is as follows:

	For the Years Ended December 31,
	2018	2019	2020
	%	%	%
Statutory income tax rate	25.0	25.0	25.0
Permanent differences*	46.5	7.2	(30.4)
Change in valuation allowance	(77.7)	(25.6)	42.7
Effect of preferential tax treatment	(37.7)	(14.2)	28.2
Uncertain tax positions	(3.3)	(0.6)	2.0
Effective income tax rate	(47.2)	(8.2)	67.5

Note:

* Permanent differences mainly included the tax-deductible expenses of the research and development expenses so incurred in a year in determining their tax assessable profits for that year for enterprises engaging in research and development activities, as 175% of the research and development expenses could be tax-deductible beginning from January 1, 2018, according to policies promulgated by the State Tax Bureau of the PRC.

The combined effects of the income tax exemption and other preferential tax treatment available to the Group are as follows (in thousands, except per share data):

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Effect of preferential tax treatment	(16,104)	(38,077)	(7,934)	(1,216)
Basic net income/(loss) per share effect	(0.03)	(0.07)	(0.01)	(0.00)

Deferred Tax Assets and Liabilities

The tax effects of temporary differences that give rise to the deferred tax assets and liabilities balances as of December 31, 2019 and 2020 are as follows (in thousands):

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Deferred tax assets:
Provision of allowance for credit losses	31,000	48,161	7,381
Accrued payroll and expenses and others	31,816	28,716	4,401
Net operating loss carryforward	126,665	137,799	21,119
Less: valuation allowance	(115,793)	(127,809)	(19,588)
Total deferred tax assets, net	73,688	86,867	13,313

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Deferred tax liabilities:
Unrealized holding gain of available-for-sale debt investments*	190,830	—	—
Others	1,312	1,312	201
Total deferred tax liabilities	192,142	1,312	201

Note:

*The Company recognized a deferred tax liability of RMB190.8 million and nil for the unrealized holding gain of available-for-sale debt investments in Particle, as of December 31, 2019 and 2020, respectively, which was recorded net against the pre-tax changes in other comprehensive income. The decrease in deferred tax liability was mainly caused by the fact that the gain on disposal of available-for-sale debt investments in Particle had been realized in 2020.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

16.  Income Taxes (Continued)

As of December 31, 2020, the Group had net operating loss of approximately RMB834.6 million (US$127.9 million), which can be carried forward to offset future taxable income. Net operating loss carry forward of RMB44.8 million, RMB63.4 million, RMB194.1 million, RMB416.7 million and RMB115.6 million will expire in 2021, 2022, 2023, 2024 and 2025, respectively, if not utilized.

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

The following table sets forth the movement of the valuati on allowance for deferred tax assets (in thousands):

	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Balance as of January 1,	14,208	47,386	115,793	17,746
Additions	37,549	68,209	15,692	2,405
Increase from an acquired subsidiary	—	997	—	—
Reversals	(4,371)	(799)	(3,676)	(563)
Balance as of December 31,	47,386	115,793	127,809	19,588

As valuation allowance had been recognized for most of the increased net operating loss carry forward incurred in 2020 because it was more likely than not that such deferred tax assets will not be realized based on the Group’s estimate of its future taxable income, there was an addition of RMB15.7 million (US$2.4 million) in valuation allowance in 2020.

Uncertain Tax Positions

A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax positions is as follows (in thousands):

	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Balance as of January 1,	24,714	26,131	27,612	4,232
Increase related to current year tax positions	1,417	1,481	570	87
Balance as of December 31,	26,131	27,612	28,182	4,319

The Group did not accrue any potential penalties and interest related to these uncertain tax positions for all years presented on the basis that the likelihood of penalties and interest being charged is not considered to be probable.

The amounts of uncertain tax positions listed above are based on the recognition and measurement criteria of ASC 740. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Group will record additional tax expense or tax benefit in the period in which such resolution occurs. The Group does not expect changes in uncertain tax positions recognized as of December 31, 2020 to be material in the next twelve months. In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2016 to 2020 remain subject to examination by tax authorities. There are no ongoing examinations by tax authorities as of December 31, 2020.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

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

As of December 31, 2019, there were 264,998,965 and 317,325,360 Class A and Class B ordinary shares issued and outstanding, respectively. As of December 31, 2020, there were 264,998,965 and 317,325,360 Class A and Class B ordinary shares issued and outstanding, respectively.

18.  Share-based Compensation

Share-based compensation recognized in costs and expenses for the years ended December 31, 2018, 2019 and 2020 are as follows (in thousands):

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Cost of revenues	3,750	5,173	2,613	400
Sales and marketing expenses	2,360	1,402	1,764	270
General and administrative expenses	5,072	4,041	3,648	560
Technology and product development expenses	2,807	1,243	1,358	208
Total	13,989	11,859	9,383	1,438

The Group recognized share-based compensation, net of estimated forfeitures, on a graded-vesting basis over the vesting term of the awards. There was no income tax benefit recognized in the consolidated statements of comprehensive income/(loss) for share-based compensation and the Group did not capitalize any of the share-based compensation as part of the cost of any asset in the years ended December 31, 2018, 2019 and 2020.

For the years ended December 31, 2018, 2019 and 2020, the Group recognized share-based compensation net of forfeitures for options and restricted share unit of RMB14.0 million, RMB11.9 million and RMB9.4 million (US$1.4 million), respectively.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

18.  Share-based Compensation (Continued)

Share Options of the Company (Continued)

A summary of the Company’s share option activities for the years ended December 31, 2018, 2019 and 2020 is presented below:
		Weighted	Weighted Average
	Number of	Average	Remaining	Aggregate
	Options	Exercise Price	Contractual Life	Intrinsic Value
		US$	Years	US$ in Million
Outstanding as of January 1, 2018	39,288,939	0.42	6.7	15.3
Granted	3,719,500	0.56
Forfeited and expired	(3,933,599)	0.47
Exercised	(4,823,106)	0.12		2.3
Outstanding as of December 31, 2018	34,251,734	0.47	6.4	—
Granted	15,794,018	0.48
Forfeited and expired	(7,128,379)	0.49
Exercised	(174,373)	0.43		—
Outstanding as of December 31, 2019	42,743,000	0.47	6.4	—
Granted	11,330,103	0.19
Forfeited and expired	(1,847,750)	0.48
Exercised	—	—		—
Outstanding as of December 31, 2020	52,225,353	0.41	6.2	—
Exercisable as of December 31, 2020	30,031,236	0.47	4.2	—
Vested and expected to vest as of December 31, 2020	41,440,258	0.43	5.5	—

The aggregate intrinsic value of options outstanding, exercisable and vested and expected to vest as of December 31, 2020 was calculated as the difference between the Company’s closing stock price of US$1.20 per ADS, or US$0.15 per share as of that date, and the exercise price of the underlying options. The aggregate intrinsic value of options exercised was calculated as the difference between the market value on the date of exercise and the exercise price of the underlying options.

As disclosed in Note 2(z), the Company’s share-based compensation is measured at the value of the award as calculated under the Black-Scholes option pricing model. The Company estimated the expected volatility at the date of grant based on average annualized standard deviation of the share price of comparable listed companies. The Company has no history or expectation of paying regular dividends on its ordinary shares. The Company estimated the expected term based on the vesting schedule and the exercise period of the options. Risk-free interest rates are based on the derived market yield of the U.S. Treasury securities with an estimated country-risk differential as of the valuation date. The key assumptions used in determining the fair value of options granted during the years ended December 31, 2018, 2019 and 2020 are as follows:

For the Years Ended December 31,
	2018	2019	2020
Expected volatility rate	56.76%-57.10%	55.92%-77.98%	58.59%-74.15%
Expected dividend yield	—	—	—
Expected term (years)	2.50-6.16	1.00-6.16	0.50-6.16
Risk-free interest rate (per annum)	0.91%-2.09%	2.33%-3.12%	1.14%-2.37%

The weighted-average grant date fair value of options granted for the years ended December 31, 2018, 2019 and 2020 were US$0.48, US$0.20 and US$0.12, respectively.

As of December 31, 2020, there was RMB6.7 million (US$1.0 million) of unrecognized share-based compensation for options, adjusted for estimated forfeitures. The unrecognized share-based compensation is expected to be recognized over a weighted-average period of 3.0 years.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

18.  Share-based Compensation (Continued)

Share-based Awards of the Company’s Subsidiaries, VIEs and Subsidiaries of the VIEs

One of the Company’s subsidiaries, Fread Limited, adopted a restricted share unit scheme in March 2018 to grant a total of 2,000,000 restricted share units to employees (the “2018 Fread RSU Scheme”). As of December 31, 2020, 920,000 restricted share units of Fread Limited have been granted under the 2018 Fread RSU Scheme. For the years ended December 31, 2019 and 2020, Fread Limited recognized share-based compensation net of forfeitures of RMB3.8 million and RMB0.3 million (US$0.04 million), respectively.

19.  Segments

The Group currently operates in two principal operating segments: net advertising services and paid services. Information provided to the CODM is at the gross margin level. The Group currently does not allocate operating expenses or assets to its segments, as its CODM does not use such information to allocate resources to or evaluate the performance of the operating segments.

The following table presents summarized information by segments (in thousands):

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Revenues
Net advertising services	1,198,150	1,194,761	1,113,017	170,577
Paid services	178,131	133,020	95,828	14,686
Total revenues	1,376,281	1,327,781	1,208,845	185,263
Cost of revenues
Net advertising services	517,524	623,787	523,813	80,278
Paid services	78,319	59,543	35,473	5,436
Total cost of revenues	595,843	683,330	559,286	85,714
Gross profit
Net advertising services	680,626	570,974	589,204	90,299
Paid services	99,812	73,477	60,355	9,250
Total gross profit	780,438	644,451	649,559	99,549

Phoenix New Media Limited

Notes to Consolidated Financial Statements

20.  Fair Value Measurements

Assets and Liabilities Measured and Disclosed at Fair Value on a Recurring Basis

In accordance with ASC 820, the Group measures term deposits and short term investments, restricted cash, available-for-sale debt investments and forward contract at fair value on a recurring basis.

The following table sets forth the financial instruments, measured at fair value on a recurring basis, by level within the fair value hierarchy (in thousands):

	Fair Value Measurements at Reporting Date Using
	Carrying Value on Balance Sheets	Quote Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
As of December 31, 2019:
Assets:
Term deposits and short term investments	1,271,889	488,488	783,401	—
Restricted cash	66,234	66,234	—	—
Available-for-sale debt investments	2,014,537	—	—	2,014,537
Liability:
Forward contract in relation to disposal of investments in Particle	15,988	—	—	15,988
As of December 31, 2020:
Assets:
Term deposits and short term investments	1,280,033	—	1,280,033	—
Restricted cash	31,039	31,039	—	—
Available-for-sale debt investments	36,662	—	—	36,662

The following table sets forth the reconciliation of the fair value measurements of available-for-sale debt investments from January 1, 2018 to December 31, 2020 (in thousands):

Fair Value Measurements of Available-for-sale Debt Investments
RMB
Beginning balance as of January 1, 2018	1,196,330
Change in fair value	698,592
Currency translation adjustment	64,552
Additional investments	2,000
Ending balance as of December 31, 2018	1,961,474
Change in fair value	1,385,379
Disposal of part available-for-sale debt investments	(1,390,031)
Currency translation adjustment	57,715
Ending balance as of December 31, 2019	2,014,537
Change in fair value	(985,704)
Disposal of part available-for-sale debt investments	(1,005,150)
Additional investments	49,041
Currency translation adjustment	(34,062)
Impairment	(2,000)
Ending balance as of December 31, 2020	36,662

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

Available-for-sale debt investments. Available-for-sale debt investments mainly represent the investments of convertible redeemable preferred shares in Particle. In accordance with ASC 820, the Group measures available-for-sale debt investments at fair value on a recurring basis. As the Company entered into a binding letter of intent (the “LOI”) in February 2019, the fair values of the investments in Particle were determined based on the scenario analysis, the weighted average valuation results derived from both the discounted cash flow model and the market approach, and the probability of each scenario as of December 31, 2018. As the Company has completed delivery of the first batch of 94,802,752 preferred shares of Particle to the Proposed Buyers in 2019, the fair values of the investments in Particle as of December 31, 2019 were determined based on a valuation technique under the market approach, known as guideline company method, where financial ratios of comparable companies were analyzed to determine the value of Particle, as well as using observable transactions of Particle’s shares. In August 2020, the Company acquired 4,584,209 series D1 preferred shares of Particle from Run Liang Tai, which were previously pledged to the Company to secure the repayment of an interest-free loan with the principal of approximately US$9.7 million granted by the Company to Run Liang Tai. As the Company has completed delivery of 140,248,775 preferred shares of Particle in 2020 and only holds 4,584,209 series D1 preferred shares of Particle as of December 31, 2020, the fair values of the investments in Particle as of December 31, 2020 were determined based on a valuation technique under the market approach, known as guideline company method, where financial ratios of comparable companies were analyzed to determine the value of Particle. The Group classifies the valuation techniques that use unobservable inputs as Level 3 of fair value measurements.

The key inputs used in valuation of available-for-sale debt investments in Particle as of December 31, 2018, 2019 and 2020 were as follow:

	As of December 31,
	2018		2019	2020
	Under the Status Quo	Under the Trade Sale
	Scenario*	Scenario**
Discount rate	22.5%	17%	N/A	N/A
Lack of marketability discount (“DLOM”)	20%	15%	5%	25%
Volatility	44.5%	44.8%	45.7%	55.3%
Revenue growth rate	3.7%-75.8%	3.7%-75.8%	N/A	N/A
Terminal growth rate	3%	3%	N/A	N/A
Control premium	N/A	30%	N/A	N/A
Probability of each scenario	60%	40%	N/A	N/A

Note:

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

Forward contract in relation to disposal of investments in Particle. Forward contract in relation to disposal of investments in Particle represented the derivative forward contract resulting from the Supplemental Agreement between the Proposed Buyers and the Company, which stated the payment of the agreed-upon price in exchange for the second batch of preferred shares of Particle on or before August 10, 2020, and thus should be recognized as asset or liability and measured at fair value. The fair values of forward contract in relation to disposal of investments in Particle were determined based on a valuation technique using inputs including fair

Phoenix New Media Limited

Notes to Consolidated Financial Statements

value of the underlying assets, risk-free interest rate, term and the delivery price in the Supplemental Agreement. The Group classifies the valuation techniques that use unobservable inputs as Level 3 of fair value measurements.

20.  Fair Value Measurements (Continued)

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

Accounts receivable, notes receivable, amounts due from related parties, prepayments and other current assets, accounts payable, amounts due to related parties, salary and welfare payable, accrued expense, and other current liabilities are financial assets or liabilities with carrying values that approximate fair value due to their short term nature.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

21.  Net (Loss)/Income per Share

The following table sets forth the computation of basic and diluted net (loss)/income per share for the years indicated (amounts in thousands, except for number of shares and per share data):

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net (loss)/income per Class A and Class B ordinary share — basic:
Numerator:
Net (loss)/income from continuing operations attributable to Phoenix New Media Limited	(63,142)	664,196	417,976	64,058
Net (loss)/income from discontinued operations attributable to Phoenix New Media Limited	(80)	63,633	(37,607)	(5,764)
Net (loss)/income attributable to Phoenix New Media Limited	(63,222)	727,829	380,369	58,294
Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding	580,516,101	582,275,800	582,324,325	582,324,325
Weighted average number of contingently issuable shares	568,352	—	—	—
Denominator used in computing Net (loss)/income per share — basic	581,084,453	582,275,800	582,324,325	582,324,325
Net (loss)/income from continuing operations per Class A and Class B ordinary share — basic	(0.11)	1.14	0.72	0.11
Net (loss)/income from discontinued operations per Class A and Class B ordinary share — basic	0.00	0.11	(0.07)	(0.01)
Net (loss)/income per Class A and Class B ordinary share — basic	(0.11)	1.25	0.65	0.10
Net (loss)/income per Class A and Class B ordinary share — diluted:
Numerator:
Net (loss)/income from continuing operations attributable to Phoenix New Media Limited	(63,142)	664,196	417,976	64,058
Net (loss)/income from discontinued operations attributable to Phoenix New Media Limited	(80)	63,633	(37,607)	(5,764)
Net (loss)/income attributable to Phoenix New Media Limited	(63,222)	727,829	380,369	58,294
Denominator:
Denominator used in computing Net (loss)/income per share — basic	581,084,453	582,275,800	582,324,325	582,324,325
Share-based awards	—	—	—	—
Denominator used in computing Net (loss)/income per share — diluted	581,084,453	582,275,800	582,324,325	582,324,325
Net (loss)/income from continuing operations per Class A and Class B ordinary share — diluted	(0.11)	1.14	0.72	0.11
Net (loss)/income from discontinued operations per Class A and Class B ordinary share — diluted	0.00	0.11	(0.07)	(0.01)
Net (loss)/income per Class A and Class B ordinary share — diluted	(0.11)	1.25	0.65	0.10

The Company has included 568,352, nil and nil contingently issuable shares in the denominator used in computing basic and diluted net income/(loss) per share for the years ended December 31, 2018, 2019 and 2020, respectively. These shares are contingently issuable upon the holders’ request without other substantive conditions and for no further consideration. There were 35,183,115, 34,445,604 and 37,940,736 options to purchase ordinary shares have been excluded from the computation of diluted net income/(loss) per share for the years ended December 31, 2018, 2019 and 2020, respectively, as their effects would be anti-dilutive.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

22.  Commitments and Contingencies

(a) Commitments

As of December 31, 2020, future minimum commitments under non-cancelable agreements were as follows (in thousands):

	Property Management Costs	Bandwidth Purchases	Cooperation with Phoenix TV Group	Content Purchases	Property and Equipment, and Intangible Assets	Equity Investment	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
2021	7,836	19,582	3,305	15,417	897	18,000	4,001	69,038
2022	2,983	—	1,305	2,624	280	—	311	7,503
2023	37	—	1,305	189	280	—	272	2,083
2024	—	—	—	189	—	—	112	301
2025 and thereafter	—	—	—	—	—	—	239	239
Total	10,856	19,582	5,915	18,419	1,457	18,000	4,935	79,164

The amounts of cooperation with Phoenix TV Group are calculated according to the agreements between the Group and Phoenix TV Group (see Note 2(a)).

Upon the adoption of ASC 842 on January 1, 2019, future minimum lease payments for operating lease commitments as of December 31, 2020 are disclosed in Note 2(y).

The Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2019 and 2020.

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

In April 2018, the Group received notices from a local court that certain plaintiffs have filed a lawsuit against it about the infringement of copyright and unauthorized selling on the Group’s website and mobile applications for a piece of literature work, with the related claim for damages of approximately RMB99.8 million. However, the actual income the Group generated from such literature work was less than RMB1,500. The Group received the judgment from the local court in April 2020 and received the final judgement from a higher local court in December 2020, which both ordered it to pay the plaintiffs a total of approximately RMB1.0 million as economic compensation and reimbursement of the plaintiff’s reasonable expenses. As of the date of this annual report, the time limit for lodging an appeal against the judgments has not expired yet and the Group cannot assure that the plaintiffs or it will not appeal another judgment.

Litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. There exists the possibility of a material adverse impact on the Group’s financial position, results of operations or cash flows for the period in which the unfavorable outcome occurs, and potentially in future periods.

(c) Long-term Liabilities for Uncertain Tax Positions

As mentioned in Note 16, as of December 31, 2019 and 2020, the Group had recorded uncertain tax positions of RMB27.6 million and RMB28.2 million (US$4.3 million), respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

23.  Related Party Transactions

The table below sets forth the major related parties and their relationships with the Group:

Related Parties	Relationships with the Group
Other entities within the Phoenix TV Group	Under common control by Phoenix TV
China Mobile Communication Corporation China Mobile (“China Mobile”)	A shareholder of Phoenix TV
Fengxin Technology (Haikou) Group Co., Ltd (“Lilita”)*	Other equity investee, related party of Phoenix TV Group
Particle Inc. (“Particle”)	Available-for-sale debt investee. Former related party, unrelated party as of December 31,2020
Beijing Fenghuang Tianbo Network Technology Co., Ltd. (“Tianbo”)	Former equity method investee, and current subsidiary of VIEs since April 1, 2019
Phoenix FM Limited (“Phoenix FM”)	Former equity method investee, and current subsidiary since April 2020
Shenzhenshi Fenghuang Jingcai Network Technology Co., Ltd. (“Fenghuang Jingcai”)	Equity method investee
Yitong Technology (Hangzhou) Limited (“Yitong Technology”)	Other equity investee
Lifeix Inc.	Other equity investee
Shenzhen Kuailai Technology Co., Ltd. (“Kuailai”)	Other equity investee
Henan Fengyi Feiyang Network Technology Limited (“Fengyi Technology”)	Available-for-sale debt investee
Mr. Gao Ximin and Mr. Qiao Haiyan	Legal shareholders of Tianying Jiuzhou and employees of the Group
Mr. He Yansheng and Mr Shang Xiaowei	Legal shareholder of Yifeng Lianhe and employee of the Group
Mr. Wu Haipeng and Mr. He Yansheng	Legal shareholders of Chenhuan and employees of the Group

Note:

*In 2019, the name of “Beijing Phoenix Lilita Information Technology Co., Ltd.” was changed to “Fengxin Technology (Haikou) Group Co., Ltd.”.

In addition to those disclosed elsewhere in the financial statements, the Group had the following significant related party transactions during the years ended December 31, 2018, 2019 and 2020 (in thousands):

Transactions with the Other Entities Within the Phoenix TV Group:

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Content provided by Phoenix TV Group	(12,398)	(11,302)	(2,595)	(398)
Advertising and promotion expenses charged by Phoenix TV Group	(4,258)	(4,157)	(2,549)	(391)
Corporate administrative expenses charged by Phoenix TV Group	(2,166)	(2,057)	(681)	(104)
Trademark license fees charged by Phoenix TV Group	(5,752)	(4,988)	(4,358)	(668)
Project cost charged by Phoenix TV Group	(1,763)	(1,148)	(487)	(75)
Revenues earned from Phoenix TV Group	14,354	15,705	10,635	1,630

Transactions with China Mobile:

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Advertising revenues earned from China Mobile	27,532	23,256	23,747	3,639
Paid services revenues earned from and through China Mobile	86,352	60,484	30,486	4,672
Revenue sharing fees and bandwidth costs charged by China Mobile	(15,929)	(13,999)	(6,487)	(994)

Phoenix New Media Limited

Notes to Consolidated Financial Statements

23.  Related Party Transactions (Continued)

Transactions with Investees:

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Advertising revenues earned from Tianbo	193	16	—	—
Advances provided toTianbo	10,721	247	—	—
Revenues earned from other investee	181	315	—	—
Loans repaid by Particle	(84,083)	—	—	—
Related interest income including the effect of foreign exchange arising from convertible loans to Particle	8,993	—	—	—
Corporate administrative expenses charged by Particle	(82)	—	—	—
Sales of assets to Particle at carrying value	(413)	—	—	—
Other income earned from Particle	—	1,990	—	—
Advertising revenues earned from Fengyi Technology	—	12,612	3,721	570
Revenue sharing fees charged by investees	(77)	(62)	—	—
Advertising and promotion expenses charged by Fengyi Technology	—	—	(142)	(22)

Note:

* As Tianbo has been consolidated starting from April 1, 2019, related party transactions with Tianbo in 2019 only included those incurred from January 1, 2019 to March 31, 2019.

As of December 31, 2019 and 2020, the amounts of due from and due to related parties were as follows (in thousands):

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Amounts due from related parties:
Due from China Mobile	43,075	16,018	2,455
Due from Phoenix TV Group	10,224	11,408	1,748
Due from Particle, net	1,040	—	—
Due from Fengyi Technology	1,900	5,000	766
Due from other investees, net	414	161	25
Total	56,653	32,587	4,994
Amounts due to related parties:
Due to China Mobile	3,601	3,835	588
Due to Phoenix TV Group	24,636	23,461	3,596
Due to Fengyi Technology	4,996	6,310	967
Due to Others	922	814	124
Total	34,155	34,420	5,275

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

24.  Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs incorporated in the PRC are required to annually appropriate 10% of their net after-tax income to the general reserve fund or the statutory surplus fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, and in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), General Notes to Financial Statements, the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which the restricted portion amounted to approximately RMB759.1 million and RMB636.5 million (US$97.5 million) as of December 31, 2019 and 2020, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to the Company’s shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), General Notes to Financial Statements and concluded that it was applicable for the Company to disclose its condensed financial information for the year ended December 31, 2020, as restricted net assets of the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs had exceeded 25 percent of consolidated net assets for the year ended December 31, 2020. For the purposes of presenting the Company’s separate financial information, the Company records its investments in its subsidiaries and VIEs under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investments using equity accounting” and “Share of profit of investments using equity accounting, net of impairments” in the condensed statements of comprehensive income/(loss). See Note 26 for the Company’s information.

25.  Subsequent Events

In January 2021, we acquired additional 1.89% partnership interests in Kesheng Jiada, representing 0.5% indirect equity interests in 4K Garden, with a consideration of RMB5.0 million (US$0.8 million).

In March 2021, shareholders of Yifeng Lianhe transferred all of their equity interests in Yifeng Lianhe to Beijing Fenghuang Ronghe Investment Co., Ltd. (“Fenghuang Ronghe”), and Yifeng Lianhe became a wholly owned subsidiary of Fenghuang Ronghe. Fenghuang On-line terminated the contractual agreements with Yifeng Lianhe and then entered into a series of new contractual arrangements with Fenghuang Ronghe. The contractual arrangements with Fenghuang Ronghe and their respective shareholders allow the Group to effectively control Fenghuang Ronghe (and indirectly control Yifeng Lianhe) and to derive substantially all of the economic benefits from them.

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

 As of December 31, 2019 and 2020, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those, if any, which have been separately disclosed in the consolidated financial statements.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

Phoenix New Media Limited

Condensed Financial Information of the Company

Balance Sheets

(Amounts in thousands, except for number of shares and per share data)

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	7,681	24,932	3,821
Amounts due from subsidiaries and VIEs	1,021,268	867,801	132,996
Prepayments and other current assets	3,300	968	148
Total current assets	1,032,249	893,701	136,965
Non-current assets:
Investments using equity accounting	1,020,099	975,487	149,500
Available-for-sale debt investments	2,012,537	36,662	5,619
Total non-current assets	3,032,636	1,012,149	155,119
Total assets	4,064,885	1,905,850	292,084
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Amounts due to related parties	13	—	—
Amounts due to subsidiaries and VIEs	8,489	16,429	2,518
Deposits in relation to disposal of investment in Particle	355,212	—	—
Taxes payable	141,016	225,960	34,630
Accrued expenses and other current liabilities	37,575	27,717	4,247
Total current liabilities	542,305	270,106	41,395
Non-current liabilities
Deferred tax liabilities	190,829	—	—
Total non-current liabilities	190,829	—	—
Total liabilities	733,134	270,106	41,395
Shareholders’ equity:
Class A ordinary shares (US$0.01 par value, 680,000,000 shares authorized; 264,998,965 and 264,998,965 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	17,499	17,499	2,682
Class B ordinary shares (US$0.01 par value, 320,000,000 shares authorized; 317,325,360 and 317,325,360 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	22,053	22,053	3,380
Additional paid-in capital	1,611,484	1,620,580	248,365
Statutory reserves	88,583	92,017	14,102
Retained earnings/(accumulated deficits)	186,324	(88,191)	(13,516)
Accumulated other comprehensive income/(loss)	1,405,808	(28,214)	(4,324)
Total shareholders’ equity	3,331,751	1,635,744	250,689
Total liabilities and shareholders’ equity	4,064,885	1,905,850	292,084

Phoenix New Media Limited

Notes to Consolidated Financial Statements

Phoenix New Media Limited

Condensed Financial Information of the Company

Statements of Comprehensive Income/(Loss)

(Amounts in thousands)

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Operating expenses:
General and administrative expenses	(8,209)	(40,621)	(39,303)	(6,023)
Total operating expenses	(8,209)	(40,621)	(39,303)	(6,023)
Loss from operations	(8,209)	(40,621)	(39,303)	(6,023)
Other income/(loss):
Net interest income/(expense)	326	(2,714)	1	—
Foreign currency exchange (loss)/gain	(11,599)	(3,877)	17,010	2,607
Income from equity method investments, net of impairments	—	—	6,013	922
Gain on disposal of convertible loans due from a related party	10,565	—	—	—
Gain on disposal of available-for-sale debt investments	—	1,001,181	477,254	73,142
Changes in fair value of loan related to co-sale of Particle shares	—	—	(24,535)	(3,760)
Changes in fair value of forward contract in relation to disposal of investments in Particle	—	4,441	16,085	2,465
Others, net	8,230	2,701	5,580	855
Share of loss of investments using equity accounting, net of impairments	(62,535)	(233,282)	(77,736)	(11,914)
Net (loss)/income	(63,222)	727,829	380,369	58,294
Other comprehensive income/(loss)	618,114	217,450	(1,434,022)	(219,773)
Comprehensive income/(loss)	554,892	945,279	(1,053,653)	(161,479)

Phoenix New Media Limited

Notes to Consolidated Financial Statements

Phoenix New Media Limited

Condensed Financial Information of the Company

Statements of Cash Flows

(Amounts in thousands)

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net cash used in operating activities	(9,113)	(46,388)	(113,573)	(17,405)
Cash flows from investing activities:
Placement of term deposits and short term investments	(120,220)	(673,350)	—	—
Maturity of term deposits and short term investments	27,781	788,056	—	—
Proceeds from disposal of convertible loans due from a related party	111,957	—	—	—
Net proceeds from disposal of available-for-sale debt investments	—	1,403,046	695,937	106,657
Deposits received from proposed buyers of investments in Particle	—	357,974	—	—
Net cash provided by investing activities	19,518	1,875,726	695,937	106,657
Cash flows from financing activities:
Proceeds from/(repayment of) short-term bank loans	250,492	(267,886)	—	—
(Payment to)/repayment from subsidiaries and VIEs	(279,607)	(877,312)	72,262	11,074
Proceeds from exercise of stock options	3,677	511	—	—
Dividends paid to shareholders	—	(703,145)	(637,375)	(97,682)
Net cash used in financing activities	(25,438)	(1,847,832)	(565,113)	(86,608)
Net (decrease)/increase in cash and cash equivalents	(15,033)	(18,494)	17,251	2,644
Cash and cash equivalents at the beginning of the year	41,208	26,175	7,681	1,177
Cash and cash equivalents at the end of the year	26,175	7,681	24,932	3,821