Form 20-F
period 2021-12-31
Phoenix New Media Ltd
filed 2022-04-28
CIK 1509646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

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

264,998,965 Class A ordinary shares were outstanding as of December 31, 2021
317,325,360 Class B ordinary shares were outstanding as of December 31, 2021

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

☐ Yes   ☐ No

PHOENIX NEW MEDIA LIMITED

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2021

Conventions that Apply to this Annual Report on Form 20-F

In this annual report, unless otherwise indicated:

•	“ADSs” refers to our American depositary shares, each of which represents eight Class A ordinary shares and “ADRs” refers to the American depositary receipts that may evidence our ADSs;
•	“Chenhuan” refers to Beijing Chenhuan Technology Co., Ltd., a PRC domestic company and one of the VIEs;
•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, Taiwan, Hong Kong and Macau;
•	“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.01 per share;
•	“Class B ordinary shares” refer to our Class B ordinary shares, par value US$0.01 per share, each of which shall be entitled to 1.3 votes on all matters subject to shareholders’ vote;
•	“Fenghuang On-line” refers to Fenghuang On-line (Beijing) Information Technology Co., Ltd., a wholly foreign-owned PRC entity and an indirect wholly-owned subsidiary of our company;
•	“Fenghuang Ronghe” refers to Beijing Fenghuang Ronghe Investment Co., Ltd., a PRC domestic company and one of the VIEs;
•	“Fengyu Network” refers to Beijing Fengyu Network Technology Co., Ltd., a PRC domestic company and a subsidiary of Chenhuan;
•	“Huanyou Tianxia” refers to Beijing Huanyou Tianxia Technology Co., Ltd., a PRC domestic company and an indirect subsidiary of Tianying Jiuzhou;
•	“ordinary shares” refer to our Class A ordinary shares and Class B ordinary shares, collectively;
•	“Phoenix TV” refers to Phoenix Media Investment (Holdings) Limited;
•

“Phoenix TV (BVI)” refers to Phoenix Satellite Television (B.V.I.) Holding Limited, a wholly owned direct subsidiary of Phoenix TV, which directly owned 54.5% of our share capital as of March 31, 2022.

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

•	“Qieyiyou” refers to Qieyiyou (Beijing) Information Technology Co., Ltd., a wholly foreign-owned PRC entity and an indirect wholly-owned subsidiary of our company;
•	“RMB” or “Renminbi” refers to the legal currency of China; “$”, “dollars”, “US$” and “U.S. dollars” refer to the legal currency of the United States;
•	“Tianying Jiuzhou” refers to Beijing Tianying Jiuzhou Network Technology Co., Ltd., a PRC domestic company and one of the VIEs;

•

“VIEs” refer to Beijing Fenghuang Ronghe Investment Co., Ltd., Beijing Tianying Jiuzhou Network Technology Co., Ltd., and Beijing Chenhuan Technology Co., Ltd., each of which is a PRC domestic company. Significant part of our operations in China are conducted by the VIEs, in which we do not own any equity interest, through contractual arrangements. We treat all of these three PRC domestic companies as variable interest entities and have consolidated their financial results in our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP;

•

“we”, “us”, “our company”, “our” and “Phoenix New Media” refer to Phoenix New Media Limited, a Cayman Islands company and its subsidiaries, and, in the context of describing our operations and consolidated financial information, its VIEs in China, including but not limited to Tianying Jiuzhou, Fenghuang Ronghe and Chenhuan; and

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2019, 2020 and 2021, and as of December 31, 2020 and 2021.

Our ADSs are listed on the New York Stock Exchange under the symbol “FENG.”

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.3726 to US$1.00, the exchange rate in effect as of December 30, 2021 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

Forward-Looking Information

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

Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our subsidiaries, the VIEs and their subsidiaries which are significant subsidiaries as defined in rule 1-02(w) of Regulation S-X:

Our Corporate Structure and Contractual Arrangements with the VIEs

Phoenix New Media Limited is not an operating company in China but a Cayman Islands holding company, which has no equity ownership in its VIEs, with operations primarily conducted by its PRC subsidiaries and through contractual arrangements with its VIEs based in China. Currently, VIEs are (i) Fenghuang Ronghe, (ii) Tianying Jiuzhou and (iii) Chenhuan. Under the PRC laws and regulations, the operation and provision of internet information services to the public, value-added telecommunication-based online marketing, internet audio visual program services and internet culture operations (except for music) in the PRC is subject to foreign investment restrictions and license requirements. Therefore, we operate such businesses in China through the VIEs, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their respective shareholders to control the business operations of the VIEs. Revenue contributed by the VIEs and their subsidiaries accounted for 48.3%, 42.2% and 44.7% of our total revenues for the years ended December 31, 2019, 2020 and 2021, respectively. As used in this annual report, “we”, “us”, “our company”, “our” and “Phoenix New Media” refer to Phoenix New Media Limited, a Cayman Islands company and its subsidiaries, and, in the context of describing its operations and consolidated financial information, its VIEs in China, including but not limited to Tianying Jiuzhou, Fenghuang Ronghe and Chenhuan. Investors in our ADSs are not purchasing equity interest in our operating entities in China, but instead are purchasing an equity interest in Phoenix New Media Limited, a Cayman Islands holding company. The VIEs are consolidated with our results of operations for accounting purposes. However, we do not own equity interest in Fenghuang Ronghe, Tianying Jiuzhou, or Chenhuan. Furthermore, Phoenix New Media Limited, as our holding company, does not conduct operating activities other than holding investment in certain of our equity investees.

Our Subsidiaries, the VIEs and their respective shareholders have entered into a series of contractual agreements, including loan agreements, equity pledge agreements, exclusive equity option agreements, exclusive technical consulting and service agreements, voting right entrustment agreements, and spousal consent letters. Terms contained in the contractual arrangements with each of the VIEs and their respective shareholders are substantially similar. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs.”

The contractual arrangements may not be as effective as ownership in providing us with control over the VIEs. If the VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties regarding the interpretation and enforcement of the relevant laws and regulations. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest. See “—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with the VIEs in China, and their shareholders, for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interests,” and “—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of the VIEs may have potential conflicts of interest with us.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. Investors may never directly hold equity interests in the VIEs. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties, forced to relinquish our interests in those operations or required to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs or deregistering the equity pledge of the VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIEs and thus have a material effect on our operations and result in the value of our ADSs diminishing substantially and our ADSs may become worthless. Our holding company, our PRC subsidiaries, the VIEs, and investors of our company face uncertainty regarding potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole.

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their respective shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in accordance with the applicable laws and regulations to take action in dealing with such violations or failures. See “—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in Internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we would be subject to severe penalties or be forced to relinquish our interests in those operations,” and “—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

We face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in China and the country’s complex and evolving laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of the VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange outside of China. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, see “—D. Risk Factors—Risks Related to Doing Business in China.” Furthermore, the Holding Foreign Companies Accountable Act, or the HFCA Act, may affect our ability to maintain our listing on the NYSE. In particular, as stated in its report dated December 16, 2021, the U.S. Public Company Accounting Oversight Board, or the PCAOB, has determined that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor as an independent registered public accounting firm. See “—D. Risks Factors—Risks Relating to Doing Business in China— Due to the enactment of the Holding Foreign Companies Accountable Act, or the HFCA Act, we may not be able to maintain our listing on the NYSE or the trading of our ADSs in any U.S. market.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIEs in China. Our business operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the VIEs have received all material permissions that are, or may be, required for our business operations in China, and no material permission has been denied from us by relevant authorities in China, except that we are in the process of applying for the algorithmic recommendation service record-filing and those as disclosed in “—D. Risk Factors—Risks Relating to Our Business and Industry—Our lack of an Internet audio-visual program transmission license has exposed, and may continue to expose, us to administrative sanctions, including the banning of our paid mobile video services and video advertising services, which would materially and adversely affect our business and results of operation,” “—D. Risk Factors—Risks Relating to Our Business and Industry—Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services or to cease the Internet access services provided by third parties to us. In 2021, approximately 90.7% of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties,” “—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain NRTA’s approval for introducing and broadcasting foreign television programs could have a material adverse effect on our ability to conduct our business,” “—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain certain permits for our advertising services that contain drug-related information would subject us to penalties,” and “—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain or maintain all applicable permits and approvals, or fail to comply with PRC regulations, relating to Internet publishing services, our ability to conduct our digital reading business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions.” Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future.

In connection with our issuance of securities to foreign investors, under currently effective PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and the VIEs, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) have not been involved in any cybersecurity review initiated by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “—D. Risk Factors—Risks Relating to Doing Business in China—The approval, filing or other requirements of the CSRC, CAC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas. Our failure to obtain these approvals, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.”

Cash and Asset Flows through Our Organization

Under PRC law, we may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity from our PRC subsidiaries to fund any cash and financing requirements we have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

Phoenix New Media Limited transfers cash to its wholly-owned Hong Kong subsidiaries, by making capital contributions or providing loans, and the Hong Kong subsidiaries transfer cash to the subsidiaries in China by making capital contributions or providing loans to them. Because Phoenix New Media Limited and its subsidiaries control the VIEs through contractual arrangements, they are not able to make direct capital contribution to the VIEs and their subsidiaries. However, they may transfer cash to the VIEs by loans or by making payment to the VIEs for inter-group transactions.

Prior to December 31, 2019, Phoenix New Media Limited, through its intermediate holding companies, provided capital contribution of RMB449.2 million to its subsidiaries in China. In 2020, Phoenix New Media Limited, through its intermediate holding companies, provided capital contribution of RMB78.4 million to its subsidiaries in China. Subsequently there was no additional capital contribution or loan investment from Phoenix New Media Limited to its subsidiaries in China. In 2021, the primary beneficiary of VIEs withdrew RMB9.6 million (US$1.5 million) of investment in the VIEs during the contractual reorganization incurred in the first quarter of 2021, under which Fenghuang On-line terminated the contractual agreements with Yifeng Lianhe and then entered into a series of new contractual arrangements with Fenghuang Ronghe.

In 2019, our subsidiaries received debt financing of RMB877.3 million from Phoenix New Media Limited and repaid RMB72.3 million and RMB39.2 million (US$6.1 million) to Phoenix New Media Limited for the years ended December 31, 2020 and 2021, respectively. In 2019, the VIEs received debt financing of RMB308.4 million from the subsidiaries, and repaid RMB225.5 million and RMB33.4 million (US$5.2 million) to the subsidiaries for the years ended December 31, 2020 and 2021, respectively.

For the years ended December 31, 2019, 2020 and 2021, no dividends or distributions were made to Phoenix New Media Limited by our subsidiaries. Under PRC laws and regulations, our PRC subsidiaries and VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and VIEs, totaling RMB759.1 million, RMB636.5 million and

RMB646.3 million (US$101.4 million) as of December 31, 2019, 2020 and 2021, respectively. Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China—We rely on dividends and other distributions on equity from our PRC subsidiaries to fund any cash and financing requirements we have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.” We do not have a cash management policy to dictate how funds are transferred between the VIEs and our subsidiaries.

Phoenix New Media Limited has no present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

For the years ended December 31, 2019, 2020 and 2021, no assets other than cash were transferred through our organization.

Taxation on Dividends or Distributions

Phoenix New Media Limited’s source of dividend partly comes from dividends paid by its PRC subsidiaries, including the primary beneficiary of the VIEs, which in part depends on payments received from the VIEs under the contractual arrangements with the VIEs. None of our subsidiaries has declared or paid any dividend or distribution to Phoenix New Media Limited. Phoenix New Media Limited does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and we currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. The undistributed earnings that are subject to dividend tax are expected to be indefinitely reinvested for the foreseeable future.

For purposes of illustration, the following discussion reflects the hypothetical taxes that we might be required to pay within mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Tax calculation (1)
Hypothetical pre-tax earnings (2)	100.0%
Tax on earnings at statutory rate of 25% (3)	(25.0)%
Net earnings available for distribution	75.0%
Withholding tax at standard rate of 10% (4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)

Under the terms of VIE agreements, our PRC subsidiaries may charge the VIEs for services provided to VIEs. These service fees shall be recognized as expenses of the VIEs, with a corresponding amount as revenues by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and VIEs file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIEs and as income by our PRC subsidiaries and are tax neutral.

(3)

Certain of our subsidiaries and the VIEs qualify for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)

The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIEs will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIEs exceed the service fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the VIEs could make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIEs. This would result in such transfer being non-deductible expenses for the VIEs but still taxable income for the PRC subsidiaries. Our management believes that there is only a remote possibility that this scenario would happen.

Financial Information Related to the VIEs

The following tables present the condensed consolidating schedule of financial performance, financial position and cash flows for the VIEs and other entities for the periods and as of the dates presented.

Selected Condensed Consolidated Statements of Operations Data

	For the Year Ended December 31, 2021
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)

Inter-company revenues (1) (4)	—	6,769	36,020	27,038	(69,827)	—
Third-party revenues	—	570,038	8	460,285	—	1,030,331
Inter-company cost of revenues (1) (4)	—	(48,736)	—	(19,845)	68,581	—
Third-party cost of revenues	—	(299,015)	(58,723)	(239,659)	—	(597,397)
Gross profit	—	229,056	(22,695)	227,819	(1,246)	432,934
Total operating expenses	(16,556)	(228,824)	(122,595)	(402,300)	1,246	(769,029)
(Loss)/income from operations	(16,556)	232	(145,290)	(174,481)	—	(336,095)
Income from non-operations	10,930	42,265	2,955	27,460	—	83,610
Share of loss from subsidiaries and VIEs (2)	(200,075)	(228,466)	(85,093)	—	513,634	—
Loss before tax	(205,701)	(185,969)	(227,428)	(147,021)	513,634	(252,485)
Income tax expense	—	(14,028)	—	(6,553)	—	(20,581)
Net loss	(205,701)	(199,997)	(227,428)	(153,574)	513,634	(273,066)
Net (income)/loss attributable to noncontrolling interests	—	(78)	—	67,443	—	67,365
Net loss attributable to Phoenix New Media Limited	(205,701)	(200,075)	(227,428)	(86,131)	513,634	(205,701)

	For the Year Ended December 31, 2020
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)

Inter-company revenues (1) (4)	—	18,751	74,270	11,038	(104,059)	—
Third-party revenues	—	698,469	—	510,376	—	1,208,845
Inter-company cost of revenues (1) (4)	—	(82,736)	—	(19,583)	102,319	—
Third-party cost of revenues	—	(296,659)	(22,551)	(240,076)	—	(559,286)
Gross profit	—	337,825	51,719	261,755	(1,740)	649,559
Total operating expenses	(39,303)	(289,678)	(125,961)	(298,933)	1,740	(752,135)
(Loss)/income from operations	(39,303)	48,147	(74,242)	(37,178)	—	(102,576)
Income/(loss) from non-operations	497,408	26,898	34,317	(9,425)	—	549,198
Share of loss from subsidiaries and VIEs (2)	(40,129)	(104,860)	(55,470)	—	200,459	—
Income/(loss) before tax from continuing operations	417,976	(29,815)	(95,395)	(46,603)	200,459	446,622
Income tax expense	—	(12,746)	—	(6,231)	—	(18,977)
Net income/(loss) from continuing operations	417,976	(42,561)	(95,395)	(52,834)	200,459	427,645
Net loss from discontinued operations, net of income taxes						(62,366)
Net income/(loss)	417,976	(42,561)	(95,395)	(52,834)	200,459	365,279
Net (income)/loss from continuing operations attributable to noncontrolling interests	—	2,432	—	(12,101)	—	(9,669)
Net loss from discontinued operations attributable to noncontrolling interests						24,759
Net loss attributable to noncontrolling interests	—	2,432	—	(12,101)	—	15,090
Net income/(loss) from continuing operations attributable to Phoenix New Media Limited	417,976	(40,129)	(95,395)	(64,935)	200,459	417,976
Net loss from discontinued operations attributable to Phoenix New Media Limited						(37,607)
Net income/(loss) attributable to Phoenix New Media Limited	417,976	(40,129)	(95,395)	(64,935)	200,459	380,369

	For the Year Ended December 31, 2019
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)

Inter-company revenues (1) (4)	—	27,396	37,770	43,401	(108,567)	—
Third-party revenues	—	686,066	—	641,715	—	1,327,781
Inter-company cost of revenues (1) (4)	—	(61,321)	—	(44,588)	105,909	—
Third-party cost of revenues	—	(271,826)	(19,266)	(392,238)	—	(683,330)
Gross profit	—	380,315	18,504	248,290	(2,658)	644,451
Total operating expenses	(40,621)	(345,975)	(136,512)	(480,110)	2,658	(1,000,560)
(Loss)/income from operations	(40,621)	34,340	(118,008)	(231,820)	—	(356,109)
Income from non-operations	1,001,732	29,817	8,528	7,742	—	1,047,819
Share of loss from subsidiaries and VIEs (2)	(296,915)	(350,585)	(217,541)	—	865,041	—
Income/(loss) before tax from continuing operations	664,196	(286,428)	(327,021)	(224,078)	865,041	691,710
Income tax expense	—	(8,926)	(5,737)	(7,287)	—	(21,950)
Net income/(loss) from continuing operations	664,196	(295,354)	(332,758)	(231,365)	865,041	669,760
Net income from discontinued operations, net of income taxes						54,242
Net income/(loss)	664,196	(295,354)	(332,758)	(231,365)	865,041	724,002
Net income from continuing operations attributable to noncontrolling interests	—	(1,561)	—	(4,003)	—	(5,564)
Net loss from discontinued operations attributable to noncontrolling interests						9,391
Net (income)/loss attributable to noncontrolling interests	—	(1,561)	—	(4,003)	—	3,827
Net income/(loss) from continuing operations attributable to Phoenix New Media Limited	664,196	(296,915)	(332,758)	(235,368)	865,041	664,196
Net income from discontinued operations attributable to Phoenix New Media Limited						63,633
Net income/(loss) attributable to Phoenix New Media Limited	664,196	(296,915)	(332,758)	(235,368)	865,041	727,829

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2021
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
ASSETS
Cash and cash equivalents	34,027	105,722	7,375	41,856	—	188,980
Term deposits and short term investments	—	695,446	487,410	126,172	—	1,309,028
Restricted cash	—	—	—	15,618	—	15,618
Accounts receivable, net	—	278,487	9	178,439	—	456,935
Amounts due from related parties	—	15,325	1	41,753	—	57,079
Amount due from inter-company entities (3)	835,428	251,169	333,844	104,215	(1,524,656)	—
Property and equipment, net	—	10,977	14,037	4,037	—	29,051
Intangible assets, net	—	—	2,827	19,668	—	22,495
Available-for-sale debt investments	29,401	—	—	—	—	29,401
Investment in subsidiaries (2)	794,149	467,840	354,955	—	(1,616,944)	—
Investment in VIEs (2)	—	—	(289,492)	—	289,492	—
Equity investments, net	—	13,000	—	98,128	—	111,128
Deferred income tax assets, net	—	43,997	—	48,192	—	92,189
Operating lease right-of-use assets, net	—	19,370	3,471	18,520	—	41,361
Prepayment and other assets	1,117	13,964	13,702	23,798	—	52,581
Total assets	1,694,122	1,915,297	928,139	720,396	(2,852,108)	2,405,846
LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
Liabilities
Accounts payable	—	151,598	1,889	63,685	—	217,172
Taxes payable	220,794	109,543	(5,773)	88,212	—	412,776
Amount due to inter-company entities (3)	44,244	726,569	80,597	673,246	(1,524,656)	—
Accrued expenses and other liabilities	1,701	125,578	33,631	225,833	—	386,743
Total liabilities	266,739	1,113,288	110,344	1,050,976	(1,524,656)	1,016,691
Total Phoenix New Media Limited shareholders' equity/(deficit)	1,427,383	799,149	817,795	(289,492)	(1,327,452)	1,427,383
Non-controlling interests	—	2,860	—	(41,088)	—	(38,228)
Total shareholders' equity/(deficit) (2)	1,427,383	802,009	817,795	(330,580)	(1,327,452)	1,389,155
Total liabilities and shareholders’ equity/(deficit)	1,694,122	1,915,297	928,139	720,396	(2,852,108)	2,405,846

	As of December 31, 2020
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
ASSETS
Cash and cash equivalents	24,932	153,676	82,766	96,422	—	357,796
Term deposits and short term investments	—	596,823	442,822	240,388	—	1,280,033
Restricted cash	—	—	—	31,039	—	31,039
Accounts receivable, net	—	349,875	—	325,741	—	675,616
Amounts due from related parties	—	11,195	181	21,211	—	32,587
Amount due from inter-company entities (3)	867,801	286,066	427,468	31,900	(1,613,235)	—
Property and equipment, net	—	16,166	34,035	12,448	—	62,649
Intangible assets, net	—	—	732	11,664	—	12,396
Available-for-sale debt investments	36,662	—	—	—	—	36,662
Investment in subsidiaries (2)	975,487	690,559	353,918	—	(2,019,964)	—
Investment in VIEs (2)	—	—	(194,829)	—	194,829	—
Equity investments, net	—	13,000	—	81,821	—	94,821
Deferred income tax assets, net	—	41,720	—	45,147	—	86,867
Operating lease right-of-use assets, net	—	18,959	9,886	20,642	—	49,487
Prepayment and other assets	968	9,665	14,532	27,434	—	52,599
Total assets	1,905,850	2,187,704	1,171,511	945,857	(3,438,370)	2,772,552
LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
Liabilities
Accounts payable	—	148,450	57	72,696	—	221,203
Taxes payable	225,960	97,617	(2,147)	81,180	—	402,610
Amount due to inter-company entities (3)	16,429	926,915	92,379	577,512	(1,613,235)	—
Accrued expenses and other liabilities	27,717	32,601	41,745	382,703	—	484,766
Total liabilities	270,106	1,205,583	132,034	1,114,091	(1,613,235)	1,108,579
Total Phoenix New Media Limited shareholders' equity/(deficit)	1,635,744	980,487	1,039,477	(194,829)	(1,825,135)	1,635,744
Non-controlling interests	—	1,634	—	26,595	—	28,229
Total shareholders' equity/(deficit) (2)	1,635,744	982,121	1,039,477	(168,234)	(1,825,135)	1,663,973
Total liabilities and shareholders’ equity/(deficit)	1,905,850	2,187,704	1,171,511	945,857	(3,438,370)	2,772,552

Selected Condensed Consolidated Cash Flows Data

	For the Year Ended December 31, 2021
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs' Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
Net cash (used in)/provided by transactions with inter-company entities	—	(80,713)	125,241	(44,528)	—	—
Net cash (used in)/provided by transactions with third parties	(34,801)	132,082	(164,863)	(75,240)	—	(142,822)
Net cash (used in)/provided by operating activities	(34,801)	51,369	(39,622)	(119,768)	—	(142,822)
Investment in inter-company entities (5)	—	—	(400)	—	400	—
Repatriation of capital to facilitate the reorganization (5)	—	—	10,000	—	(10,000)	—
Loans collected from/(paid to) inter-company entities (3)	—	(20,701)	42,414	(12,523)	(9,190)	—
Other investing activities	—	(95,358)	(40,329)	93,034	—	(42,653)
Net cash provided by/(used in) investing activities	—	(116,059)	11,685	80,511	(18,790)	(42,653)
Investments from inter-company entities (5)	—	—	—	400	(400)	—
Repatriation of capital to facilitate the reorganization (5)	—	—	—	(10,000)	10,000	—
(Repayment of)/proceeds from loans from inter-company entities (3)	39,171	11,958	(39,429)	(20,890)	9,190	—
Other financing activities	4,725	—	(8,025)	(240)	—	(3,540)
Net cash (used in)/provided by financing activities	43,896	11,958	(47,454)	(30,730)	18,790	(3,540)

	For the Year Ended December 31, 2020
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
Net cash (used in)/provided by transactions with inter-company entities	—	(190,695)	135,293	55,402	—	—
Net cash (used in)/provided by transactions with third parties	(44,706)	109,288	(84,708)	(83,169)	—	(103,295)
Net cash (used in)/provided by continuing operating activities	(44,706)	(81,407)	50,585	(27,767)	—	(103,295)
Net cash provided by discontinued operating activities						186
Net cash (used in)/provided by operating activities	(44,706)	(81,407)	50,585	(27,767)	—	(103,109)
Investment in inter-company entities (2)	—	(78,434)	—	—	78,434	—
Loans collected from/(paid to) inter-company entities (3)	—	208,888	258,649	155,085	(622,622)	—
Other investing activities	627,070	13,737	(37,142)	(123,199)	—	480,466
Net cash provided by/(used in) continuing investing activities	627,070	144,191	221,507	31,886	(544,188)	480,466
Net cash provided by discontinued investing activities						265,753
Net cash provided by/(used in) investing activities	627,070	144,191	221,507	31,886	(544,188)	746,219
Investments from inter-company entities (2)	—	—	78,434	—	(78,434)	—
Proceeds from/(repayments of) loan from inter-company entities (3)	72,262	(45,063)	(269,261)	(380,560)	622,622	—
Other financing activities	(637,375)	1,217	(7,869)	4,365	—	(639,662)
Net cash (used in)/provided by continuing financing activities	(565,113)	(43,846)	(198,696)	(376,195)	544,188	(639,662)
Net cash used in discontinued financing activities						—
Net cash (used in)/provided by financing activities	(565,113)	(43,846)	(198,696)	(376,195)	544,188	(639,662)

	For the Year Ended December 31, 2019
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
Net cash (used in)/provided by transactions with inter-company entities	—	(160,943)	87,968	72,975	—	—
Net cash (used in)/provided by transactions with third parties	(46,388)	139,469	(122,495)	(341,971)	—	(371,385)
Net cash (used in)/provided by continuing operating activities	(46,388)	(21,474)	(34,527)	(268,996)	—	(371,385)
Net cash provided by discontinued operating activities						41,080
Net cash (used in)/provided by operating activities	(46,388)	(21,474)	(34,527)	(268,996)	—	(330,305)
Loans collected from/(paid to) inter-company entities (3)	—	645,250	(254,953)	(60,000)	(330,298)	—
Other investing activities	1,875,726	(453,188)	(151,841)	270,049	—	1,540,746
Net cash provided by/(used in) continuing investing activities	1,875,726	192,062	(406,794)	210,049	(330,298)	1,540,746
Net cash used in discontinued investing activities						(80,352)
Net cash provided by/(used in) investing activities	1,875,726	192,062	(406,794)	210,049	(330,298)	1,460,394
(Repayment of)/proceeds from loans from inter-company entities (3)	(877,312)	1,439	177,176	368,399	330,298	—
Other financing activities	(970,520)	—	—	—	—	(970,520)
Net cash (used in)/provided by continuing financing activities	(1,847,832)	1,439	177,176	368,399	330,298	(970,520)
Net cash used in discontinued financing activities						(144,100)
Net cash (used in)/provided by financing activities	(1,847,832)	1,439	177,176	368,399	330,298	(1,114,620)

Notes:

(1)	It represents the elimination of the intercompany service charge at the consolidation level.
(2)

It represents the elimination of the investment among Phoenix New Media Limited, other subsidiaries, primary beneficiary of the VIEs, and the VIEs and subsidiaries of the VIEs as well as share of loss from subsidiaries and VIEs.

(3)

It represents the elimination of intercompany balances, transactions and cash flows among Phoenix New Media Limited, other subsidiaries, primary beneficiary of the VIEs, and the VIEs and subsidiaries of the VIEs.

(4)

For the years ended December 31, 2019, 2020 and 2021, the VIEs have incurred RMB43.3 million, RMB17.4 million and RMB16.8 million (US$2.6 million), respectively, in fees related to technical services provided to the subsidiaries and subsidiaries concurrently recognized same amounts as revenues.

(5)

In March 2021, shareholders of Yifeng Lianhe transferred all of their equity interests in Yifeng Lianhe to Fenghuang Ronghe, and Yifeng Lianhe became a wholly owned subsidiary of Fenghuang Ronghe. Fenghuang On-line terminated the contractual agreements with Yifeng Lianhe and then entered into a series of new contractual arrangements with Fenghuang Ronghe. The contractual arrangements with Fenghuang Ronghe and their respective shareholders allow the Group to effectively control Fenghuang Ronghe (and indirectly control Yifeng Lianhe) and to derive substantially all of the economic benefits from them. During the reorganization, Fenghuang On-line withdrew RMB10.0 million (US$1.6 million) of investment in Yifeng Lianhe and invested RMB0.4 million (US$0.1 million) in Fenghuang Ronghe through contractual agreements.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our ADSs. Below please find a summary of the material risks we face, organized under relevant headings.

Risks Relating to Our Business and Industry

Risks and uncertainties relating to our business and industry include, but are not limited to, the following:

•

Due to the rapidly evolving market in which we operate, our historical results may not be indicative of our future performance and there can be no assurance that we will be able to meet internal or external expectations of future performance. (Page 20)

•

We expect to continue to rely on advertising to drive a significant portion of our future revenues, and if we fail to retain existing advertisers or attract new advertisers for our advertising services, our business, operating results and growth prospects could be materially affected. (Page 20)

•	We may not be successful in growing our mobile Internet related business and our revenue growth could be negatively impacted. (Page 21)
•

We rely in part on application marketplaces, Internet search engines, navigation sites, web browsers, pre-installations on handsets and other social media platforms to drive traffic to our PC websites, mobile applications, mobile websites and third-party platform accounts, and if we fail to appear near the top of such search results or rankings or to retain partnership with certain handset manufacturers, traffic to our PC websites, mobile applications, mobile websites and third-party platform accounts could decline and our business and operating results could be adversely affected. (Page 21)

•	If we are unable to successfully expand our mobile strategy and increase our mobile advertising revenues, our business, operating results and growth prospects could be materially affected. (Page 22)
•

Newsfeed advertising is an important mobile advertising format in China. If we are unable to successfully develop our newsfeed advertising solution and adapt to new changes in advertising formats and trends, our mobile advertising revenues and growth may be materially and adversely affected. (Page 22)

•

Any failure to retain large advertising agencies or attract new agencies on reasonable terms could materially and adversely affect our business. If advertising agencies demand higher service fees, our gross margin may be negatively affected. (Page 22)

•

If we fail to continue to anticipate user preferences and provide high quality content that attracts and retains users, or if we have to cease providing certain content in order to comply with changing regulatory requirements, we may not be able to generate sufficient user traffic to remain competitive. (Page 23)

•

If we have to limit or suspend our services in order to comply with changing and increasingly stringent regulatory requirements, our business, financial condition and results of operation may be materially adversely affected. (Page 23)

•	If we fail to successfully develop and introduce new products and services to meet the preferences of users, our competitive position and ability to generate revenues could be harmed. (Page 23)

Risks Relating to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

•

Phoenix TV (BVI) owns our Class B ordinary shares with 1.3 votes per share, allowing it and Phoenix TV to exercise control over matters subject to shareholder approval, and their interests may not be aligned with the interests of our other shareholders. (Page 43)

•

We may have conflicts of interest with Phoenix TV and, because of Phoenix TV’s controlling beneficial ownership interest in our company, may not be able to resolve such conflicts on terms favorable for us. (Page 43)

•

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in Internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we would be subject to severe penalties or be forced to relinquish our interests in those operations. (Page 44)

•

We rely on contractual arrangements with the VIEs in China, and their shareholders, for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interests. (Page 45)

•	The shareholders of the VIEs may have potential conflicts of interest with us. (Page 45)
•

The contractual arrangements with the VIEs may be subject to scrutiny by the PRC tax authorities and may result in a finding that we owe additional taxes or are ineligible for tax exemption, or both, which could substantially increase our taxes owed and thereby reduce our net income. (Page 46)

•

We rely on dividends and other distributions on equity from our PRC subsidiaries to fund any cash and financing requirements we have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business. There is no assurance that the PRC government will not intervene or impose restrictions on the company’s ability to transfer cash. (Page 46)

•	Strengthened scrutiny over acquisition and disposition transactions by the PRC tax authorities may have a negative impact on us or your disposition of our shares or ADS. (Page 46)

Risks Relating to Doing Business in China

We are subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

•

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and materially and adversely affect our competitive position. (Page 47)

•	Uncertainties with respect to the PRC legal system could limit the protections available to you and us. (Page 48)
•	Fluctuations in exchange rates of the Renminbi could materially affect our reported operating results. (Page 49)
•

The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors, executive officers or the expert named in this annual report may be limited and therefore you may not be afforded the same protection as provided to investors in U.S. domestic companies. (Page 49)

•

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China, based on United States or other foreign laws, against us, our directors, executive officers or the experts named in this annual report and therefore you may not be able to enjoy the protection of such laws in an effective manner. (Page 49)

•

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the net proceeds from any offshore financing that we may undertake in the future to make loans or additional capital contributions to our PRC subsidiaries and VIEs. (Page 50)

•

If the PRC government finds that our PRC beneficial owners are subject to the SAFE registration requirement under SAFE Circular 37 and the relevant implementing rules and our PRC beneficial owners fail to comply with such registration requirements, such PRC beneficial owners may be subject to personal liability, our ability to acquire PRC companies or to inject capital into our PRC subsidiaries may be limited, our PRC subsidiaries’ ability to distribute profits to us may be limited, or our business may be otherwise materially and adversely affected. (Page 51)

•

Failure to comply with PRC regulations regarding the registration requirements for stock incentive plans may subject the plan participants or us to fines and other legal or administrative sanctions. (Page 51)

•

The approval, filing or other requirements of the CSRC, CAC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas. Our failure to obtain these approvals, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs. (Page 52)

•

The approval of MOFCOM may be required in connection with the establishment of our contractual arrangements with the VIEs. Our failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs. (Page 53)

•	Governmental control of currency conversion may affect the value of your investment. (Page 53)
•	Dividends we receive from our PRC subsidiaries located in the PRC may be subject to PRC withholding tax. (Page 54)
•	We may be deemed a PRC resident enterprise under the CIT Law and be subject to the PRC taxation on our worldwide income. (Page 54)
•	Dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws. (Page 54)
•	We may be required to register our operating offices not located at our residence addresses as branch companies under PRC law. (Page 55)
•	We could be adversely affected by political tensions between the United States and China. (Page 55)
•

The audit report included in this annual report is prepared by an auditor who is not inspected by the U.S. Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection. (Page 55)

•

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCA Act, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. (Page 56)

•

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act. (Page 57)

•

Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations. (Page 57)

Risks Relating to Our ADSs

Risks relating to our ADSs include, but not limited to, the following:

•	The market price for our ADSs may be volatile which could result in a loss to you. (Page 58)
•	Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline. (Page 58)

•

We have fallen below the continued listing requirements of the New York Stock Exchange, and if we cannot regain compliance in time, our ADSs may be delisted and the liquidity and the trading price of our ADSs could be materially and adversely affected. (Page 59)

•

Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. (Page 59)

Risks Relating to Our Business and Industry

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

In 2019, 2020, and 2021, we generated 90.0%, 92.1% and 90.3% of our total revenues from advertising services, respectively. Going forward, we expect our net advertising revenues to continue to contribute the majority of our total revenues. Our ability to generate and maintain substantial advertising revenues will depend on a number of factors, many of which are ultimately beyond our control, including but not limited to:

•	the acceptance of online (including mobile and PC-based) advertising as an effective way for advertisers to market their businesses;
•	the maintenance and enhancement of our brand;
•	the maintenance and development of advertising technology, such as the maintenance of advertising data base and advertising placement platform, and the ability to prevent computer virus attack;
•

the maintenance and development of our programmatic advertising platforms. We launched our self-developed demand-side platform, or DSP, Fengyu (“凤羽”) in 2017. In addition, we launched Fengyi (“凤翼”) in 2018, another customizable marketing solution, catering to premium advertising demands to help our brand advertising clients track and improve the performance of their applications. Besides, we also launched Fengfei (“凤飞”), an advertising platform enables mobile application developers with less traffic to access our commercial resources, advertising data, and service capabilities through a set of advertising monetization solutions. The global macroeconomic uncertainties, more stringent local regulations on advertisements and more intense competition may slowdown the growth of our programmatic advertising platforms. Our ability to maintain and upgrade Fengyu, Fengyi, Fengfei and their related platforms, such as data management platform and advertisement exchange platform is crucial to our advertising services and we cannot assure you that such revenue generated from our programmatic advertising platforms will not decline in the future;

•	the development of independent and reliable means of measuring online traffic and verifying the effectiveness of our online advertising services;

•	the development and retention of a large user base with attractive demographics for advertisers; and
•	our ability to have continued success with innovative advertising services.

Our advertisers may choose to reduce or discontinue their business with us if they believe their advertising spending has not generated or would not generate enough sales to end customers or has not improved or would not effectively improve their brand recognition. In addition, certain technologies could potentially be developed and applied to block the display of our online advertisements and other marketing products on PC websites, mobile applications, mobile websites and third-party platform accounts, which may in turn cause us to lose advertisers and adversely affect our operating results. Moreover, changes in government policies could restrict or curtail our online advertising services. Furthermore, the outbreak of a novel strain of coronavirus or COVID-19, and the various temporary measures introduced by the central and local governments in China to contain COVID-19 outbreak have had, and is expected to continue to have, a negative impact on our advertising business as our clients in China may be forced to reevaluate their marketing strategies and budgets. Failure to retain our existing advertisers or attract new advertisers for our advertising services could seriously harm our business, operating results and growth prospects.

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

We rely in part on application marketplaces, Internet search engines, navigation sites, web browsers, pre-installations on handsets and other social media platforms to drive traffic to our PC websites, mobile applications, mobile websites and third-party platform accounts, and if we fail to appear near the top of such search results or rankings or to retain partnership with certain handset manufacturers, traffic to our PC websites, mobile applications, mobile websites and third-party platform accounts could decline and our business and operating results could be adversely affected.

We rely on application marketplaces, such as Apple’s iOS App Store, and other handset manufactures’ Android App Store, to drive downloads of mobile applications of our products, including ifeng News, ifeng Video and our digital reading applications. In the future, iOS App Store, Android stores or other operators of application marketplaces may make changes to their marketplaces which could hinder or impede access to our products and services. We also depend in part on Internet search engines, navigation sites and web browsers, such as Baidu, Sougou, Hao123, Hao360, UC Browser, 360 Browser and Cheetah Browser, to drive traffic to our PC websites and referrals to our mobile applications, mobile websites and third-party platform accounts. For example, when a user types an inquiry into a search engine, we rely on a high organic search result ranking of our webpages in these search results to refer users to our websites. However, our ability to maintain high organic search result rankings is not totally within our control. Our competitors’ search engine optimization, or SEO, efforts may result in their websites receiving a higher search result page ranking than ours, or Internet search engines could revise their methodologies in a way that would adversely affect our search result rankings. If Internet search engines modify their search algorithms or other methodologies in ways that are detrimental to us, or if our competitors’ SEO efforts are more successful than ours, the growth in our user base could be adversely affected. In addition, navigation websites or web browsers might reduce the recommendation of our products for various reasons from time to time. We may also rely on pre-installations on handsets to increase traffic to our mobile applications. By partnering with mobile handset manufacturers, we can have our mobile applications exposed directly to our users without downloading from application stores once they buy certain handsets. In this way, users are more inclined to use our mobile applications for convenience reasons. In addition, we rely on other social media platforms, such as Weixin, Weibo, Douyin and Kuaishou, to generate effective traffic and active interactions among users. If any of these social media platforms stops offering its service to us, we may not be able to locate alternative platforms of similar scale to provide similar services in a timely manner. Any reduction in the number of users directed to our PC websites, mobile applications, mobile websites and third-party platform accounts through application marketplaces, Internet search engines, navigation sites, web browsers, pre-installations and other social media platforms could harm our business and operating results.

If we are unable to successfully expand our mobile strategy and increase our mobile advertising revenues, our business, operating results and growth prospects could be materially affected.

Use of mobile devices has overtaken personal computer devices as the primary way for consumption of news and other media content by consumers in China. This shift towards mobile has brought with it both challenges and opportunities. Given the decline in PC-based advertising revenue with traffic, our ability to maintain and increase our mobile advertising revenues will be critical to our future business prospects. While we are taking measures to expand our user base across our various mobile applications, optimize our targeting technology and integrate next-generation high-efficiency advertising solutions, there can be no assurance that these measures will be effective. User preferences and behaviors on mobile devices are rapidly evolving and we may not be able to successfully adapt to these changes. The variety of technical and other configurations across different mobile devices, platforms and applications also increases the challenges associated with our mobile expansion. Although we have taken strict control over operating expenses, we still incurred certain traffic acquisition costs to maintain our user growth trajectory. Our traffic acquisition expenses may increase in the future, which will adversely impact our financial results. Our mobile strategy is also subject to risks relating to changes in government policies, regulations or their enforcement with respect to mobile Internet services and applications. Any change to laws and regulations applicable to the mobile Internet industry, such as those relating to content, user privacy, pricing, copyrights and distribution, may impede the growth of mobile Internet in China or make it more difficult for us to carry out our mobile advertising business. If we cannot successfully grow our user base and capitalize on emerging monetization opportunities on mobile devices, we may not be able to maintain or grow our advertising revenues, which could materially and adversely affect our operating results and growth prospects.

Newsfeed advertising is an important mobile advertising format in China. If we are unable to successfully develop our newsfeed advertising solution and adapt to new changes in advertising formats and trends, our mobile advertising revenues and growth may be materially and adversely affected.

Newsfeed advertising is the practice of constantly updating lists of advertisements alongside news and information. It effectively helps mobile applications enlarge their advertising inventory by inserting advertisements into the flow of content, while improving the user experience based on native appearance and contextual relevance, implying greater monetization potential. We expect newsfeed advertising to maintain growth momentum and remain an important mobile advertising format in China. While we had developed and added newsfeed advertising into our mobile applications and mobile websites in late 2016, we are facing an increasingly competitive environment. For example, several mobile applications of other companies, such as Baidu app, Jinri Toutiao, QQ news (Tencent) and NetEase News, are all competing in newsfeed advertising. If we are unable to successfully develop our newsfeed advertising solution and deliver better return on investment, or ROI, to our advertising clients, our future mobile advertising revenues may be materially and adversely affected. Except for newsfeed advertising, we believe that more types of innovative mobile advertising formats may emerge in the future. If we are unable to swiftly develop and adapt to new changes in advertising formats and trends, our mobile advertising revenues may be materially and adversely affected.

Any failure to retain large advertising agencies or attract new agencies on reasonable terms could materially and adversely affect our business. If advertising agencies demand higher service fees, our gross margin may be negatively affected.

Approximately 65.2%, 64.6% and 52.9% of our net advertising revenues in China were derived from advertising agencies in 2019, 2020 and 2021, respectively. We primarily serve our advertisers through advertising agencies and rely on these agencies for sourcing our advertisers and collecting advertising revenue. In consideration for these agencies’ services, the agencies earn advertising agency service fees which are deducted from our gross advertising revenues. While advertising agencies in China commonly increase their agency service fees on a sliding scale basis along with increased volume of business, if our agency service fees increase at a materially disproportional rate relative to our gross advertising revenues, our operating results may be negatively affected. We do not have long-term or exclusive arrangements with these agencies, and we cannot assure you that we will continue to maintain favorable relationships with them. If we fail to maintain favorable relationships with large advertising agencies or attract additional agencies, we may not be able to retain existing advertisers or attract new advertisers and our business and operating results could be materially and adversely affected.

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

We may also be prevented from providing certain content to our users due to regulatory requirements or sanctions. For example, we received a public notice issued by the State Administration of Press, Publication, Radio, Film and Television of the People’s Republic of China, or the SAPPRFT, on June 22, 2017 in connection with our and certain other Internet companies’ regulatory non-compliances. The notice required us to suspend our ifeng video and audio services due to our lack of the Internet audio-visual program transmission license and our certain commentary programs that violates government regulations. We have cooperated with SAPPRFT to make the necessary changes to our ifeng video and audio services. We are not sure whether our video and audio services that provide other content will be ordered to suspend again in the future.

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

We intend to continue to explore new business opportunities, and such new businesses may not deliver the expected benefits.

To grow our business, we intend to continue to explore new business opportunities in addition to our core media content business. For example, we launched our e-commerce business in 2020 to leverage our user base. If we experience initial success with the new business, we may decide to invest significant amounts of capital to grow the business. We cannot assure you that our new business initiatives will be successful. We may make significant capital expenditures to develop new businesses, and our management’s attention may be diverted. We may also incur significant cost to comply with the laws and regulations that apply to such new businesses. Any failure of our efforts to pursue new business opportunities could have a material adverse effect on our business, prospects, financial condition and results of operations.

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

We have relied and will continue to rely mostly on third parties for the content we distribute across our channels. If these parties fail to develop and maintain high-quality and engaging content or raise their licensing fees, or if a large number of our existing relationships are terminated, we could lose users and advertisers and our brand could be materially harmed. If such license fees increase significantly in the future, our income from operations may be negatively affected. In addition, the Chinese government has the ability to restrict or prevent state-owned media from cooperating with us in providing certain content to us, which, if exercised, would result in a significant decrease in the amount of content we are able to source for our PC websites, mobile applications, mobile websites and third-party platform accounts and negatively impact our operating results.

We may not be able to continue to receive the same level of support from Phoenix TV Group in the future. We could lose our license and priority over any third party to use Phoenix TV Group’s content and licensed trademarks, which could have an adverse effect on our business and operating results.

Phoenix TV is a leading global Chinese language TV network broadcasting premium content globally and into China. In November 2009, our PRC subsidiary, Fenghuang On-line, entered into a cooperation agreement with Phoenix TV, or the Phoenix TV Cooperation Agreement, under which Fenghuang On-line and Phoenix TV agreed to certain cooperative arrangements in the areas of content, branding, promotion and technology. Pursuant to the Phoenix TV Cooperation Agreement, in November 2009 each of Tianying Jiuzhou and Yifeng Lianhe entered into a program content license agreement, or Content License Agreement, with Phoenix Satellite Television Company Limited, a subsidiary of Phoenix TV, and a trademark license agreement, or Old Trademark License Agreement, with Phoenix Satellite Television Trademark Limited. Since the execution of these agreements in 2009, we and Phoenix TV Group have amended and renewed the agreements on several occasions. As of March 31, 2022, the trademark license agreements in effect are those that Phoenix Satellite Television Trademark Limited renewed with each of Tianying Jiuzhou and Yifeng Lianhe in December 2020, or the New Trademark License Agreements, to grant Tianying Jiuzhou and Yifeng Lianhe the right to use the trademarks and to grant Tianying Jiuzhou the right to sublicense certain trademarks to agents that operate local websites of our Company, which has a term of three years. The effective Program License Agreement is a new program resource license and cooperation agreement between Tianying Jiuzhou and Phoenix Satellite Television Holdings Limited dated August 24, 2021, or the 2021 Program Resource License and Cooperation Agreement, which has a term of three years. According to the 2021 Program Resource License and Cooperation Agreement, Phoenix Satellite Television Company Limited grants Tianying Jiuzhou exclusive right to broadcast copyrighted video content and the audio content derived from three television channels of Phoenix TV Group on the internet in Mainland China with such content also broadcasted on the three television channels of Phoenix TV Group. Phoenix TV also grants the Tianying Jiuzhou the right to sublicense such contents. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements and Transactions with Phoenix TV and Certain of its Subsidiaries” for more information about the terms of these agreements.

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

In addition, Tianying Jiuzhou and Yifeng Lianhe are able to use certain of Phoenix TV Group’s logos pursuant to the Old Trademark License Agreement and the New Trademark License Agreements. We believe that our use of these logos helps to affiliate us with the brand of Phoenix TV Group, which helps to enhance our own brand. The New Trademark License Agreements extended the license term and covered additional trademarks registered in various classes containing the double-phoenix logo together with the Chinese or English words of “Phoenix New Media” or “ifeng” and other variations, while retained the clause of the annual license fee payable to Phoenix TV Group from a total of US$10,000 to the greater of 2% of the annual revenues of Tianying Jiuzhou or Yifeng Lianhe (as the case may be) or US$100,000 for each company. Tianying Jiuzhou and Yifeng Lianhe had total annual revenues of RMB213.4 million (US$33.5 million) in 2021 in accordance with U.S. GAAP, which meant that the annual license fee payable to Phoenix TV Group was RMB4.3 million (US$0.7 million) in 2021. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements and Transactions with Phoenix TV and Certain of its Subsidiaries” for more information about the terms of the New Trademark License Agreements.

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

Negative publicity, rumors or media coverage of our company, our affiliates or business partners could materially and adversely affect our reputation, business and financial condition.

Negative publicity of our company, our affiliates or business partners, whether or not accurate and whether or not applicable to us, could have a material adverse effect on our reputation, business and financial condition, and could result in diversion of our managerial and financial resource. For example, in April 2021, news media reported that the police department has started its investigation of certain alleged fraudulent activities by subsidiaries of Phoenix Financial Group Limited relating to the “Phoenix Finance Mobile Application.” We only have a minority equity interest in Phoenix Financial Group Limited and do not consolidate Phoenix Financial Group Limited in our financials. However, Phoenix Financial Group Limited was licensed by a subsidiary of our parent company, Phoenix TV, to use the “Phoenix” (“鳳凰”) brand. Due to our minor equity interest in Phoenix Financial Group Limited and the fact that we share the same brand name, certain of our customers may terminate their business relationship with us due to concerns of our brand reputation, although we are not legally liable for its actions.

We cannot assure you that in the future there will not be any negative rumors or media coverage related to our company, our affiliates or business partners. Any negative publicity, rumors or media coverage of our company, our affiliates or business partners may materially and adversely affect our business and operating results, and diverge our managerial and financial resources.

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

We started offering Internet audio-visual program services through Tianying Jiuzhou in China prior to the issuance of the Audio-visual Program Provisions. Tianying Jiuzhou submitted an application to SAPPRFT to apply for the Internet audio-visual program transmission license when the relevant regulation came into effect. However, as of the date of this annual report, NRTA has not issued Tianying Jiuzhou an Internet audio-visual program transmission license. Although we have been communicating with the relevant government authorities, such government authorities have not informed us as to when they will make a decision on whether to issue such license to Tianying Jiuzhou. In June 2017, SAPPRFT issued a notice requiring us to suspend our ifeng video and audio services due to our lack of Internet audio-visual program transmission license and certain commentary programs that violated government regulations. While we have been able to continue our video and audio operation notwithstanding the notice by cooperating with SAPPRFT to make the necessary changes to our ifeng video and audio services, complying with government regulation and continuing to improve the management and operation of the ifeng video and audio business, we cannot assure you that we will not receive similar or other notices or be subject to other penalties or disciplinary action from the relevant governmental authorities in the future regarding our dissemination of audio-visual programs through our PC websites, mobile applications, mobile websites and third-party platform accounts without such license. We cannot assure you that Tianying Jiuzhou will be able to obtain the Internet audio-visual program transmission license. Based on the opinion of our PRC counsel, Zhong Lun Law Firm, due to Tianying Jiuzhou’s lack of an Internet audio-visual program transmission license, the applicable local counterpart of NRTA may issue further warnings, order us to rectify our violating activity and impose fines on us. In case of severe contravention as determined by NRTA or its applicable local counterpart in its discretion, the applicable local counterpart of NRTA may ban the violating operations, seize our equipment in connection with such operations and impose a penalty of one to two times the amount of the total investment in such operations. The banning of our paid mobile video services and video advertising services would materially and adversely affect our business and operating results.

Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services or to cease the Internet access services provided by third parties to us. In 2021, approximately 90.7% of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties.

We are required to obtain an Internet news license from CAC for the dissemination of news through our PC websites, mobile applications, mobile websites and third-party platform accounts. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Internet News Dissemination.” Tianying Jiuzhou submitted an application to the CAC to apply for the Internet news license when the relevant regulation came into effect and we have been trying our best to obtain the license. However, as of the date of this annual report, the CAC has not issued an Internet news license to Tianying Jiuzhou. Based on the opinion of our PRC counsel, Zhong Lun Law Firm, as a result of Tianying Jiuzhou’s lack of an Internet news license, the CAC or applicable cyberspace administrator at the provincial level may order us to cease our Internet information services or to cease the Internet access services provided by third parties to us and impose a fine on us of not more than RMB30,000. In 2021, approximately 90.7% of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties; and therefore if we are ordered to cease such services, our business, financial condition and results of operation will be materially and adversely affected.

Failure to obtain NRTA’s approval for introducing and broadcasting foreign television programs could have a material adverse effect on our ability to conduct our business.

Some of the video contents on our PC websites, mobile applications, mobile websites and third-party platform accounts are foreign content. PRC law requires approval from NRTA for introducing and broadcasting foreign television programs into China. In September 2004, SARFT promulgated certain regulations of the Administrative Regulations on the Introduction and Broadcasting of Foreign Television Programs, pursuant to which only organizations designated by SAPPRFT are qualified to apply to SAPPRFT or its authorized entities for the introduction or broadcasting of foreign television programs. In addition, on July 6, 2004, SARFT issued the Measures for the Administration of Publication of Audio-Visual Programs through the Internet or Other Information Networks, or the 2004 A/V Measures, which explicitly prohibit Internet service providers from broadcasting any foreign television program over an information network and state that any violation may result in warnings, monetary penalties or, in severe cases, criminal liabilities. On November 19, 2009, SARFT issued a notice which extended this prohibition to broadcasting over mobile phones. In December 2007 and March 2009, however, SARFT issued two notices which provide that certain foreign audio-visual programs may be published through the Internet provided that certain regulatory requirements have been met and certain permits have been obtained, thereby implying that the absolute restriction against broadcasting foreign television programs on the Internet as set forth in the 2004 A/V Measures has been lifted. On April 25, 2016, SAPPRFT issued the Administrative Provisions on Audio-Visual Program Services through Private Network and Targeted Communication, or the 2016 A/V Provisions, which replaced the 2004 Internet A/V Measures. On March 23, 2021, NRTA issued the Administrative Provisions on Audio-Visual Program Services through Private Network and Targeted Communication, or the 2021 A/V Provisions, which replaced the 2016 A/V Provisions. The 2021 A/V Provisions does not explicitly specify whether broadcasting foreign television program is permitted. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Foreign Television Programs and Satellite Channels.” As of the date of this annual report, we have not obtained an approval from NRTA for introducing and broadcasting foreign TV programs produced by certain foreign TV stations in China. Therefore, there is uncertainty as to whether we are permitted to transmit foreign television programs through the online video services that we offer. If NRTA or its local branch requires us to obtain its approval for our introduction and online broadcasting of overseas TV programs, we may not be able to obtain such approval in a timely manner or at all. Based on the opinion of our PRC counsel, Zhong Lun Law Firm, in such case, the PRC government would have the power to, among other things, levy fines against us, confiscate our income, order us to cease certain content service, or require us to temporarily or permanently discontinue the affected portion of our business.

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

As of the date of this annual report, Yifeng Lianhe has obtained an Internet Medicine Information Service Qualification Certificate from Beijing Municipal Medical Products Administrative. However, Tianying Jiuzhou does not currently have such certificate and we cannot assure you that Tianying Jiuzhou may be able to obtain the certificate. We may be subject to administrative warnings, termination of any Internet drug-related services and online health diagnoses and treatment services on our PC websites, mobile applications, mobile websites and third-party platform accounts, and other penalties that are not clearly provided for in the relevant regulations.

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

As of the date of this annual report, the Network Publication Service License of Tianying Jiuzhou has expired, and Tianying Jiuzhou is in the process of applying for renewal of such license. There is uncertainty as to whether Tianying Jiuzhou will be able to renew such licenses. In addition, neither Fengyu Network nor Yifeng Lianhe has obtained a Network Publication Service License.

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

We are subject to a variety of laws and other obligations regarding cyber security, data security and personal information protection in China, and our failure to comply with any of them could result in proceedings against us by governmental entities or others and harm our public image and reputation, which could have a material adverse effect on our business, results of operations and financial condition.

We are subject to laws in China relating to the collection, use, sharing, retention, security and transfer of confidential and private information, such as personal information and other data. These laws are continuing to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

According to the Cyber Security Law of the People’s Republic of China, or Cyber Security Law, which was promulgated by the National People’s Congress Standing Committee on November 7, 2016, and took effect on June 1, 2017, we, as a network operator, are obligated to provide technical assistance and support to public security and national security authorities in order to protect national security or assist with criminal investigations. In addition, the Cyber Security Law provides that personal information and important data collected and generated by an operator of critical information infrastructure in the course of its operations in the PRC must be stored in the PRC.

On December 28, 2021, the CAC and other twelve PRC regulatory authorities jointly issued the Cybersecurity Review Measures, which became effective from February 15, 2022. The Cybersecurity Review Measures require that, (i) any procurement of network products and services by critical information infrastructure operators, which affects or may affect national security, (ii) any data processing activities by network platform operators, which affects or may affect national security, or (iii) any network platform operators which has personal information of more than one million users and is going to be listed abroad, shall be subject to cybersecurity review.

In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we face potential risks if we are deemed as a “critical information infrastructure operator” or a “network platform operator” that affects or may affect national security under the Cybersecurity Review Measures and would be required to follow cybersecurity review procedures. During such review, we may be required to suspend new user registration in China and/or experience other disruptions of our operations. Furthermore, if we were found to be in violation of applicable laws and regulations of the PRC during such review, we could be subject to administrative penalties, such as warnings, fines, service suspension or removal of our apps from the relevant app stores. Therefore, cybersecurity review may have a material and adverse impact on our business, results of operations and financial condition. Since the measures were recently promulgated, there exists uncertainties with respect to their interpretation and implementation.

On June 10, 2021, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the PRC Data Security Law, which has come into effect on September 1, 2021. The PRC Data Security Law imposes data security and privacy protection obligations on entities and individuals which carry out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it might cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information.

On November 14, 2021, the Cyberspace Administration of China, or the CAC, issued the Draft Data Security Regulations for public comments, pursuant to which, data processors carrying out the following activities must, in accordance with the relevant national regulations, apply for a cybersecurity review: (i) the merger, reorganization or spin-off of internet platform operators that possess a large number of data resources related to national security, economic development and public interests that affects or may affect national security; (ii) listing in a foreign country of data processors that process the personal information of more than one million users; (iii) listing in Hong Kong of data processors that affects or may affect national security; and (iv) other data processing activities that affect or may affect national security. The scope of and threshold for determining what “affects or may affect national security” is still subject to uncertainty and further elaboration by the CAC.

The Personal Information Protection Law, or the PIPL, was released by the National People’s Congress Standing Committee on August 20, 2021 and became effective on November 1, 2021. The PIPL stipulates the scope of personal information and the ways of processing personal information, establishes rules for processing personal information and for transferring personal information offshore, and clarifies the individual’s rights and the processor’s obligations in the process of personal information. The PIPL applies to (i) the processing within the territory of the PRC of natural persons’ personal information; or (ii) the processing outside the territory of the PRC over personal information of natural persons within the PRC, provided that such information is processed (x) for the purpose of providing products or services to domestic natural persons, (y) to analyze or assess the conduct of domestic natural persons, or (z) under any other circumstances as prescribed by laws and administrative regulations. The PIPL requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information.

These newly promulgated laws and regulations reflect the PRC government’s further attempts to strengthen the legal protection for national network security, data security and the security of personal information protection. These laws and regulations are relatively new, and therefore there are substantial uncertainties with respect to the interpretation and implementation. We may need to adjust our business to comply with these laws and regulations regarding network security, data security and personal information from time to time. We have been making constant efforts to comply with the Cybersecurity Review Measures and other data protection laws and regulations of the PRC. Our mobile apps and websites only collect basic user information which are necessary for the provision of the corresponding services. We update our privacy policies and adjust our data processing practices from time to time to meet the latest regulatory requirements of CAC and other authorities and adopts technical and organizational measures to protect data and cybersecurity. We could be subject to investigations launched by PRC regulators in the future. Any failure or any other non-compliance with the related laws and regulations may result in fines or other administrative penalties, including suspension of business, website closure, removal of our app from app stores, and revocation of licenses, as well as reputational damage or legal proceedings or actions against us, which may have an material adverse effect on our business, financial condition or results of operations. In addition, our ability to continue to offer our ADSs to investors could be significantly limited or completed hindered, and the value of our ADSs could significantly decline or become worthless. As of the date of this annual report, we have not been involved in any cybersecurity review initiated by the CAC or other relevant governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect. However, we cannot rule out the possibility that we may be subject to the cybersecurity review or other investigations initiated by the CAC or the related governmental regulatory authorities.

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

As of December 31, 2021, our management has concluded that our internal control over financial reporting is effective. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by our independent registered public accounting firm, as stated in their report which appears herein.

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

The VIEs and their respective shareholders do not own all the trademarks used in their value-added telecommunications services, which may subject them to revocation of their licenses or other penalties or sanctions.

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

Tianying Jiuzhou and Yifeng Lianhe are currently engaged in the provision of value-added telecommunications services and each of them has obtained ICP Licenses from MIIT or its local counterpart in Beijing. In addition, Tianying Jiuzhou owns our material domain names, including ifeng.com, and, as of March 31, 2022, owned six registered trademarks that were transferred to it from Phoenix Satellite Television Trademark Limited. Tianying Jiuzhou and Yifeng Lianhe continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited, a wholly owned subsidiary of Phoenix TV, in their value-added telecommunications services. Therefore, we are not currently in compliance with the MIIT 2006 Notice.

We have designed propriety logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2022, Tianying Jiuzhou owned 487 PRC registered trademarks, six of which were transferred from Phoenix Satellite Trademark Limited, and Yifeng Lianhe owned 50 PRC registered trademarks. Despite our having registered many trademarks used in our value-added telecommunications business operations, we may continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited.

Although neither of the VIEs or their respective subsidiaries has been required by the MIIT or its local counterpart to obtain and hold the ownership of the relevant trademarks related to the value-added telecommunications services to date, the provincial-level counterpart of MIIT may enforce the MIIT 2006 Notice on the VIEs and their respective subsidiaries. In such case, the provincial-level counterpart of MIIT could order the VIEs and their respective subsidiaries to own the registered trademarks used in their value-added telecommunications business within a specified period of time. We do not have knowledge about the period of time that MIIT would provide us to complete the necessary remediation measures. We are also not aware that since issuing the MIIT October Notice, MIIT has promulgated any additional notices or guidelines with respect to timelines for self-examination or remediation of noncompliance with the MIIT 2006 Notice. Moreover, the MIIT October Notice does not specify how much time the MIIT allows for ICP License-holders to remedy their noncompliance issues. If we fail to remedy any noncompliance within the time frame specified by the provincial counterpart of MIIT, the relevant governmental authority would have the discretion to revoke the VIEs’ or their respective subsidiaries’ licenses for value-added telecommunications or subject them to other penalties or sanctions, which would have a material and adverse effect on our business, financial condition, operating results and prospects.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet businesses and companies, including limitations on our ability to own key assets, such as our PC websites, mobile applications, mobile websites and third-party platform accounts.

The Chinese government heavily regulates the Internet industry, including foreign investment in the Chinese Internet industry, content on the Internet and license and permit requirements for service providers in the Internet industry. Since some of the laws, regulations and legal requirements with respect to the Internet are relatively new and evolving, their interpretation and enforcement involve significant uncertainties. In addition, the Chinese legal system is based on written statutes and so that prior court decisions can only be cited for reference and have little precedential value. As a result, in many cases it is difficult to determine what actions or omissions may result in liabilities. Issues, risks and uncertainties relating to China’s government regulation of the Chinese Internet sector include the following:

•

We operate our PC websites, mobile applications, mobile websites and third-party platform accounts in China through the VIEs and their respective subsidiaries, which we control through contractual arrangements due to restrictions on foreign investment in businesses providing value-added telecommunication services, including substantially all of our paid services and advertising services.

•

Uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices, give rise to the risk that some of our permits, licenses or operations may be subject to challenge, which may be disruptive to our business, subject us to sanctions or require us to increase capital, compromise the enforceability of relevant contractual arrangements, or have other adverse effects on us. The numerous and often vague restrictions on acceptable content in China subject us to potential civil and criminal liability, temporary blockage of our PC websites, mobile applications, mobile websites and third-party platform accounts or complete shut-down of the above-mentioned sites. For example, the State Secrecy Bureau, which is directly responsible for the protection of state secrets of all Chinese government and Chinese Communist Party organizations, is authorized to block any websites or mobile applications it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information. In addition, the newly amended Law on Preservation of State Secrets which became effective on October 1, 2010 provides that whenever an Internet service provider detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security and public security. As per request of the authorities of state security, public security or state secrecy, the Internet service provider should delete any contents on its websites or mobile applications that may lead to disclosure of state secrets. Failure to do so on a timely and adequate basis may subject the service provider to liability and certain penalties imposed by the State Security Bureau, Ministry of Public Security and/or MIIT or their respective local counterparts.

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

The Chinese government may prevent us from advertising or distributing content, including UGC, that it believes is inappropriate and we may be subject to penalties for such content or we may have to interrupt or stop the operation of our PC websites, mobile applications, mobile websites and third-party platform accounts.

China has enacted regulations governing Internet access and the distribution of news and other information. In the past, the Chinese government has stopped the distribution of information over the Internet or through mobile Internet devices that it believes violates Chinese law, including content that it believes is obscene or defamatory, incites violence, endangers the national security, or contravenes the national interest. In addition, certain news items, such as news relating to national security, may not be published without permission from the Chinese government. If the Chinese government were to take any action to limit or prohibit the distribution of information through our PC websites, mobile applications, mobile websites and third-party platform accounts, or through our services, or to limit or regulate any current or future content or services available to users on our network, our business could be significantly harmed.

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

Content provided on our PC websites, mobile applications, mobile websites and third-party platform accounts may expose us to libel or other legal claims which may result in costly legal damages.

Claims have been threatened and filed against alleging for libel, defamation, invasion of privacy and other matters based on the nature and content of the materials posted on our PC websites, mobile applications, mobile websites and third-party platform accounts. While we screen our content for such potential liability, there is no assurance that our screening process will identify all potential liability, especially liability arising from UGC and content we license from third parties. In the past, some of the claims brought against us have resulted in liability. Although to date none of such claims resulting material loss, we cannot assure you we will not be subject to future claims that could be costly, encourage similar lawsuits, distract our management team or harm our reputation and possibly our business. For more information, see “Item 4. Information on the Company—B. Business Overview—Legal and Administrative Proceedings.”

Advertisements on our PC websites, mobile applications, mobile websites and third-party platform may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our PC websites, mobile applications, mobile websites and third-party platform account to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to websites or mobile application posting, such as advertisements relating to medical treatment, pharmaceuticals, medical instruments, agrochemicals, veterinary pharmaceuticals and health food, we are obligated to confirm that such review has been performed and approval has been obtained from relevant governmental authorities, which include the local branch of the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce, or SAIC), or SAMR, the local branch of the National Health Commission and the local branch of the State Administration of Traditional Chinese Medicine. On April 24, 2015, the Standing Committee of the National People’s Congress issued the Advertisement Law, which took effect on September 1, 2015 and was further amended on October 26, 2018 and April 29, 2021, to further strengthen the supervision and management of advertisement services. In addition, on July 4, 2016, the SAIC issued the Interim Measures for the Administration of Internet Advertising, the New Interim Measures, to further regulate Internet advertising activities. Pursuant to these laws and regulations, any advertisement that contains false or misleading information to deceive or mislead consumers shall be deemed false advertising. Furthermore, the Advertisement Law explicitly stipulates detailed requirements for the content of several different kinds of advertisement, including advertisements for medical treatment, pharmaceuticals, medical instruments, health food, alcoholic drinks, education or training, products or services having an expected return on investment, real estate, pesticides, feed and feed additives, and some other agriculture-related advertisement. Also, according to the New Interim Measures, no advertisement of such special commodities or services which are subject to examination by an advertising examination authority shall be published unless it has passed such examination. In addition, an Internet advertisement shall be identifiable and clearly identified as an “advertisement” so that consumers will know that it is an advertisement. Paid search advertisements shall be clearly distinguished from natural search results. We may be subject to enhanced supervision and more serious penalties in case of a violation (if any) pursuant to such new Advertisement Law and the New Interim Measures. To fulfill these monitoring functions, we include clauses in most of our advertising contracts requiring that all advertising content provided by advertisers must comply with relevant laws and regulations. Pursuant to the contracts between us and advertising agencies, advertising agencies are liable for all damages to us caused by their breach of such representations. Before a sale is confirmed and the advertisement is publicly posted on our PC websites or mobile applications or mobile websites and third-party platform account, our account execution personnel, who comprise a separate back-office team, are required to review all advertising materials to ensure there is no racial, violent, pornographic or any other improper content, and will request the advertiser to provide proof of governmental approval if the advertisement is subject to special government review. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to eliminate the effect of illegal advertisement. PRC governmental authorities may even force us to terminate our advertising operation or revoke our licenses in circumstances involving serious violations.

A majority of the advertisements shown on our PC websites, mobile applications, mobile websites and third-party platform account are provided to us by third-party advertising agencies on behalf of advertisers. We cannot assure you that all of the content contained in such advertisements is true and accurate as required by the advertising laws and regulations. For example, the

Advertisement Law provides that an advertisement operator who posts false or fraudulent advertisements related to the life and health of the consumers, or who knows or should have known other kind of posted advertisement is false or fraudulent will be subject to joint and several liabilities. The New Interim Measures provides that Internet advertisement publishers shall verify related supporting documents, check the contents of the advertisement and be prohibited from publishing any advertisement with nonconforming contents or without all the necessary certification documents. However, for the determination of the truth and accuracy of the advertisements, there are no implementing rules or official interpretations, and such a determination is at the sole discretion of the relevant local branch of the SAMR, which results in uncertainty in the application of these laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations in the future, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, operating results and prospects.

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

Ineffective implementation of the separation of our advertising sales and regulatory compliance functions may result in insufficient supervision over the content of advertisements shown on our PC websites, mobile applications, mobile websites and third-party platform accounts and may subject us to penalties or administrative actions.

We keep our advertising sales function separate from our team that is in charge of government compliance in order to prevent potential conflicts between our advertising business and our compliance with relevant PRC advertising laws and regulations. Before a sale is confirmed and the relevant advertisements are publicly posted on our PC websites, mobile applications, mobile websites and third-party platform accounts, our account execution personnel, who comprise a separate back-office team that does not interface directly with advertisers, are required to review all advertising materials to ensure that the relevant advertisements do not contain any racial, violent, pornographic or any other improper content. These personnel will request an advertiser to provide proof of governmental approval if its advertisement is subject to special governmental review. Such procedures are designed to enhance our regulatory compliance efforts. However, in the event that the separation of advertising sales and regulatory compliance functions is not effectively implemented, the content of our advertisements may not be in full compliance with applicable laws and regulations. If we are found to be in violation of applicable laws and regulations in the future, we may be subject to penalties and our reputation may be harmed. This may have a material and adverse effect on our business, financial condition and operating results.

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

Our business and reputation may be harmed by the misconduct or errors of our employees or their failure to perform their duties.

Misconduct, including illegal, fraudulent or collusive activities, unauthorized business conducts and behavior, misuse of corporate authorization, or errors by our employees or their failure to perform their duties could subject us to legal liability and negative publicity. Our employees may conduct fraudulent activities to bypass our internal system and to complete shadow transactions and/or transactions outside our official or authorized manner, such as kickbacks, self-dealing, misappropriation of corporate funds and resources, disclosing users’ information to competitors or other third parties for personal gains, or applying for fake reimbursement. They may conduct activities in violation of unfair competition law, which may expose us to unfair competition allegations and risks or conduct activities that may damage our reputation, corporate culture or internal working environment, such as sexual harassment. While we continue to strengthen our code of conduct and related internal policies, we cannot assure you that such incidents will not occur in the future. It is not always possible to identify and deter such misconduct, and the precautions we take to detect and prevent these activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to prevent such misconduct. Such misconduct could damage our brand and reputation, which could adversely affect our business and results of operations.

We have been in the past and may continue to be subject to complaints, claims, controversies, regulatory actions and legal proceedings, which could have a material adverse effect on our results of operation, financial condition, liquidity, cash flows and reputation.

We have been and may continue to be subject to or involved in various complaints, claims, controversies, regulatory actions, arbitrations and legal proceedings. Complaints, claims, arbitration, lawsuits, and litigations are subject to inherent uncertainties, and we are uncertain whether existing or new claims against us would develop into lawsuits or regulatory penalties and other disciplinary actions. Lawsuits, litigations, arbitration and regulatory actions may cause us to incur substantial costs or fines, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, or materially modify or suspend our business operations, any of which could materially and adversely affect our financial condition, results of operations and business prospects.

Defending litigations or other claims against us is costly and can impose a significant burden on our management and employees, and there can be no assurances that favorable final outcomes will be obtained in all cases. For example, we have been subject to various legal proceedings in connection with certain intellectual property infringement and personality rights infringement and have paid damages for some of those legal proceedings. In 2019, 2020 and 2021, we incurred damages of RMB2.8 million, RMB3.6 million and RMB2.2 million, respectively. See “— We have been and expect we will continue to be exposed to intellectual property infringement and other claims, including claims based on content posted on our PC websites, mobile applications, mobile websites and third-party platform accounts, which could be time-consuming and costly to defend and may result in substantial damage awards and/or court orders that may prevent us from continuing to provide certain of our existing services.” and “Item 4. Information on the Company—B. Business Overview—Legal and Administrative Proceedings” for more information.

In addition, there can be no assurance that we will be successful in the claims we pursue against other parties. Any resulting liability, losses or expenses, or changes required to our businesses to reduce the risk of future liability, may have a material adverse effect on our business, financial condition and prospects. There remain uncertainties in the interpretation of PRC laws in different jurisdictions, and an adverse outcome of a single claim against us in one jurisdiction regarding our business practices may result in significant negative publicity and heightened scrutiny by regulators and courts of our business and operations across the country, or potential penalties or other regulatory actions against us. Any of such outcomes may cause significant disruptions to our operations and materially and adversely affect our results of operation and financial condition.

We have granted, and may continue to grant, stock options, restricted shares and restricted share units under our share incentive plans or adopt new share incentive plans in the future, which may result in increased share-based compensation.

We adopted a share option plan in June 2008, a restricted share and restricted share unit plan in March 2011 and a share option scheme in June 2018. In addition, one of our subsidiaries, Fread Limited, adopted a restricted share unit scheme in March 2018. As of March 31, 2022, options to purchase 44,957,507 Class A ordinary shares granted under the 2008 share option plan and the 2018 share option scheme were outstanding. As of March 31, 2022, a total of 920,000 restricted shares of Fread Limited were granted. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors, Supervisors and Executive Directors—Share Incentive Plans.” For the years ended December 31, 2019, 2020 and 2021, we recorded RMB11.9 million, RMB9.4 million and

RMB9.6 million (US$1.5 million), respectively, in share-based compensation. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant stock options to employees in the future. We intend to grant additional stock options to our employees going forward, and we may implement additional option exchange program in the future, which we expect will further increase our share-based compensation. If we continue to grant share options in the future, our share-based compensation will increase accordingly.

We have been and expect we will continue to be exposed to intellectual property infringement and other claims, including claims based on content posted on our PC websites, mobile applications, mobile websites and third-party platform accounts, which could be time-consuming and costly to defend and may result in substantial damage awards and/or court orders that may prevent us from continuing to provide certain of our existing services.

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

In order to strengthen the protection of intellectual property right, Chinese government and courts are improving the judicial system for resolving intellectual property disputes in China. As intellectual property litigation is becoming more common in China, we face increased risk of being sued for potential intellectual property infringements. Third parties may take action and file claims against us if they believe that certain content on our site violates their copyrights or other related legal rights. We have been subject to such claims in the PRC. Government authorities may also impose administrative penalties on us if they find that we have infringed third parties’ intellectual property rights. In October 2015, the National Copyright Bureau imposed a fine of RMB250,000 on Tianying Jiuzhou for disseminating on our PC websites, mobile applications and mobile websites one work of literature that we licensed from third parties that were alleged to have no legal rights to license such work. In November 2016, China Youth Book Inc. and Dewey Press LLC filed a claim against Tianying Jiuzhou and our company for intellectual property infringement of such work based on the above-mentioned finding of the National Copyright Bureau, and the related claim for damage was approximately RMB235.8 million, even though the actual income we generated from such work was less than RMB1,500. This claim was withdrawn by the plaintiffs in January 2018. In April 2018, we received notices from the local court that the plaintiffs have filed a lawsuit against us again for the same claim, with the related claim for damages reduced to approximately RMB99.8 million. In April 2020, we received the judgment from the local court which ordered us to pay the plaintiffs a total of approximately RMB1.0 million as economic compensation and reimbursement of the plaintiff’s reasonable expenses. After the plaintiff filed an appeal against the judgment made by the local court, the appellate court made the final judgment in December 2020 and upheld the local court’s decision. Tianying Jiuzhou has subsequently paid a total of approximately RMB1.0 million in damages to the plaintiff and fulfilled its obligation under the judgment. In June 2021, the plaintiff applied for a retrial with the Supreme People’s Court and the Supreme People’s Court conducted a hearing on the matter of retrial. As of the date of this annual report, we have not received any notification from the Supreme People’s Court with respect to the retrial and we cannot assure you that the Supreme People’s Court will not order a retrial for this case. In 2021, we also received some complaints and claims from third parties alleging intellectual property infringements by us, although some of the complainants have not provided necessary proofs of title or infringements. While we are negotiating with theses complainants and some of these claims are still pending as of the date of this annual report, we cannot assure you that we will not be proved to have infringed their intellectual property rights or be required to pay any compensation. For more information, see “Item 4. Information on the Company—B. Business Overview—Legal and Administrative Proceedings.”

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

Fenghuang On-line was qualified as an HNTE in 2017 and 2020, respectively, and therefore, Fenghuang On-line was subject to a 15% income tax rate for the years from 2019 to 2021. Tianying Jiuzhou was qualified as an HNTE in 2017 and 2020, respectively, and therefore, Tianying Jiuzhou was subject to a 15% income tax rate from 2019 to 2021. In 2017 and 2020, Fenghuang Yutian was qualified as an HNTE, and therefore, Fenghuang Yutian was subject to a 15% income tax rate from 2019 to 2021. In 2016, Fenghuang Borui was qualified as a Software Enterprise. As 2016 was the first year Fenghuang Borui generated taxable profit, it was exempted from income taxes for the years 2016 and 2017, and was subject to a 12.5% income tax rate from 2018 to 2020. Fenghuang Borui was qualified as an HNTE in 2021, and therefore, Fenghuang Borui was subject to a 15% income tax rate for the year 2021. See “Item 10. Additional Information—E. Taxation.”

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

The global financial markets experienced opportunities and challenges side by side in 2021. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns over regional instability and tension, such as the relationship among China and other Asian countries, which may result in, or intensify potential conflicts in relation to, territorial disputes, and the trade disputes between the United States and China. The outbreak of COVID-19 throughout the world could also result in an economic downturn globally. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. As China shifts from high-speed to high-quality growth, China’s gross domestic product growth decelerated since 2012. According to the National Bureau of Statistics of China, China’s gross domestic product growth was at 8.1% in 2021. Since demand for our paid and advertising services are sensitive to macro-economic conditions globally and in the PRC, our business prospects may be affected by the macroeconomic environment. Any prolonged slowdown or contraction in the global or PRC economy may have a material adverse effect on our business, operating results and financial condition, and continued turbulence in the international markets may materially and adversely affect our ability to access the capital markets to meet liquidity needs.

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

We believe we were a passive foreign investment company for 2021, which could result in adverse United States federal income tax consequences to United States Holders (as defined below).

Based upon the past and projected composition of our income and assets, and the valuation of our assets, we believe we were a “passive foreign investment company,” or PFIC, for 2021, and that we may be classified as a PFIC for future taxable years. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes for any taxable year in which: (i) at least 75% of our gross income in a taxable year is passive income, or (ii) at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Consequences—Passive Foreign Investment Company.”

In addition, it is not entirely clear how the contractual arrangements between us and the VIEs will be treated for purposes of the PFIC rules. If it is determined that we do not own the stock of the VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we are more likely to be treated as a PFIC.

Such characterization as a PFIC could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Consequences.” For example, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements.

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

Despite holding 71.8% of the equity interest in Phoenix FM Limited, or Phoenix FM before April 2020, we accounted for our investment in Phoenix FM as an equity method investment since we did not control Phoenix FM due to substantive participating rights that had been provided to other shareholders of Phoenix FM. We had fully written down the entire investment in Phoenix FM in 2015. In April 2020, other shareholders of Phoenix FM transferred all of their investment in Phoenix FM to us and Phoenix FM became a wholly owned subsidiary of us.

As of December 31, 2019, we had loan receivable of approximately RMB9.8 million due from Phoenix FM (Beijing) Information Technology Co., Ltd., or FM Beijing, the former subsidiary of Phoenix FM, which had been fully impaired in 2015. In April 2020, through a series of debt restructuring transactions, we acquired 19.99% of the equity interest in FM Beijing. In August 2020, we acquired 6.04% equity interest in Humanistic Intelligence Inc., or Humanistic Intelligence, through a share exchange transaction related to FM Beijing, and recognized a gain of RMB6.0 million from the transaction, which was included in the income/(loss) from equity method investments, net of impairment item in the consolidated statements of comprehensive income/(loss) of 2020. As the investment in Humanistic Intelligence is redeemable at the option of us, it is not considered in-substance common stock but considered debt securities. Our investment in Humanistic Intelligence is classified as available-for-sale debt investments and reported at fair value. As of December 31, 2021, the fair value of investment in Humanistic Intelligence was RMB6.0 million (US$0.9 million).

We made substantial investments in Particle in the form of investments and loans in the past. Particle operates Yidian, a personalized news and life-style information application in China that allows users to define and explore desired content on their mobile devices. On March 22, 2019, we entered into a share purchase agreement with Run Liang Tai Management Limited, or Run Liang Tai, and entered into a supplemental agreement with Run Liang Tai on July 23, 2019, or the Particle Supplemental Agreement, for the proposed sale of 34% equity interest of Particle on an as-if converted basis. According to the Particle Supplemental Agreement, we agreed to sell 212,358,165 shares with the total purchase price of US$448 million. In addition, we agreed that Run Liang Tai may pay the purchase price in several installments and deliver the preferred shares of Particle to Run Liang Tai in batches. We completed delivery of the first batch of 94,802,752 Particle shares to Run Liang Tai pursuant to the Particle Supplemental Agreement and received consideration of US$200 million for such shares and recognized a gain on disposal of available-for-sale debt investments of RMB1,001.2 million in the consolidated statements of comprehensive income/(loss) in 2019, and we have received a further deposit of US$50 million for the second batch of preferred shares of Particle to be delivered to Run Liang Tai in or before August 2020. In August 2020, we signed a new share purchase agreement, or the New SPA, with Run Liang Tai. Under the New SPA, the rights and obligations of both Run Liang Tai and us with respect to the second batch of shares under the previous agreements were terminated, and instead, we agreed to sell a total of 140,248,775 shares of Particle as the second batch of preferred shares of Particle to Run Liang Tai at a total purchase price of US$150 million. On August 10, 2020, Run Liang Tai paid approximately US$99.3 million to us under the New SPA, which represents the difference between the total purchase price and the US$50 million deposit already paid by Run Liang Tai to us under the previous agreements plus certain other accrued interests. The transaction was closed on October 19, 2020 and we recognized a gain on disposal of available-for-sale debt investments of RMB477.3 million in the consolidated statements of comprehensive income/(loss) in 2020. In August 2020, we acquired 4,584,209 Series D1 preferred shares of Particle from Run Liang Tai, which were previously pledged to the Company to secure the repayment of an interest-free loan with the principal of approximately US$9.7 million granted by the Company to Run Liang Tai. As of the date of this annual report, we held 4,584,209 Series D1 convertible redeemable preferred shares of Particle, which had been accounted for as available-for-sale debt investments, representing an aggregate of approximately 0.60% equity interest in Particle on an as-if converted basis (which reflected the completion of the issuance of additional shares under Particle’s share incentive plan). The fair value of our available-for-sale debt investments in Particle was RMB23.4 million (US$3.7 million) as of December 31, 2021.

In December 2018, we acquired a 25.5% equity interest in Yitian Xindong with a consideration of RMB144.1 million and started to consolidate Yitian Xindong in our financial statements since December 28, 2018. In March 2019, we acquired another 25.5% equity interest in Yitian Xindong with a consideration of RMB144.1 million and held a total of 51.0% equity interest in and a 51.0% voting rights of Yitian Xindong and continued to consolidate Yitian Xindong’s financial statements. In May 2020, we sold all of our equity interests in Yitian Xindong to other investors for a total price of RMB313.6 million in cash. The disposal of Yitian Xindong was qualified for reporting as a “discontinued operation” in our financial statements. See “Item 5. Operating and Financial Review and Prospects — Overview” for further details on the relevant accounting treatment.

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

In November 2018, we acquired a 10% equity interest in Yitong Technology (Hangzhou) Limited, or Yitong Technology, by investing in newly issued shares of Yitong Technology with a total consideration of RMB13.0 million. Yitong Technology mainly engages in big data application development and operation in China. As of December 31, 2021, the carrying value of our equity investment in Yitong Technology was RMB13.0 million (US$2.0 million).

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

In May 2020, our board of directors approved an investment program in selected venture capital funds, according to which, we signed the relevant agreements in relation to a total amount of RMB90.0 million investments and acquired partnership interests in three funds. As of December 31, 2021, we made a total of RMB81.0 million (US$12.7 million) investments in these three funds. Investments in two of such funds with total considerations of RMB60.0 million were accounted for under equity method as significant influence could be imposed by us, and the investment in the other fund of RMB21.0 million was accounted for using the net asset value as a practical expedient under ASC 820. The carrying value of investments in the three funds as of December 31, 2021 were RMB83.1 million (US$13.0 million). As of March 31, 2022, we have already made investments in these three funds with a total amount of RMB90.0 million (US$14.1 million).

In December 2020, we acquired, through Tianying Jiuzhou, approximately 3.7773% partnership interests in Guangzhou Kesheng Jiada Network Partnership, or Kesheng Jiada, with a consideration of RMB10.0 million, representing 1.0% indirect equity interests in 4K Garden Network Technology (Guangzhou) Co., Ltd., or 4K Garden, a company that focuses on developing 4K ultra HD content ecosystem and related technology and 5G+ ultra HD application technology platform. Kesheng Jiada is a special purpose vehicle that holds equity interests in 4K Garden. As the investments in Kesheng Jiada lack readily determinable fair values, we elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. In January 2021, we acquired additional 1.8886% partnership interests in Kesheng Jiada, representing 0.5% indirect equity interests in 4K Garden, with a consideration of RMB5.0 million (US$0.8 million). As of December 31, 2021, the carrying value of the equity investment was RMB15.0 million (US$2.4 million).

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

We may have conflicts of interest with some of the affiliated companies we have invested in and, because some of our board members and executive officers may hold positions or have other interests in such companies, we may not be able to resolve such conflicts on terms favorable for us.

We may have conflicts of interests with some of the affiliated companies we have invested in if any of our board members and executive officers hold directorship and/or senior management positions and may own shares, restricted share units and/or options in these affiliated companies. Our affiliated companies may grant or promise incentive share compensation to certain of our board members and executive officers from time to time if our board members and executive officers hold directorship and/or senior management positions in such affiliated companies. These relationships, if exist, could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for these affiliated companies and us. In addition, we do not have a non-compete agreement with most of our affiliated companies and therefore neither we nor they are prohibited from entering into competition with each other in respect of our respective current businesses or new businesses. As such, we may not be able to resolve potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with unrelated parties.

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

Phoenix TV (BVI), a wholly owned direct subsidiary of Phoenix TV, owned 54.5% of our total issued and outstanding shares as of March 31, 2022. Moreover, all shares held by Phoenix TV (BVI) are Class B ordinary shares with 1.3 votes per share. As a result, Phoenix TV (BVI) held 60.9% of the total voting power of our ordinary shares as of March 31, 2022. Accordingly, Phoenix TV (BVI), and Phoenix TV through Phoenix TV (BVI), have substantial control over the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, and their interests may not align with the interests of our other shareholders. Phoenix TV (BVI) may take actions that are not in the best interest of us or our other shareholders and may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit our other shareholders. This significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors’ perception that conflicts of interest may exist or arise.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in Internet and mobile businesses. Specifically, pursuant to the Regulations for Administration of Foreign-Invested Telecommunications Enterprises issued by the State Council on December 11, 2001 and amended on September 10, 2008, February 6, 2016 and March 29, 2022, foreign ownership in an Internet content provider or other value-added telecommunication service providers may not exceed 50%. We conduct our operations in China principally through contractual arrangements among our wholly-owned PRC subsidiaries, Fenghuang On-line and Qieyiyou, and three VIEs in the PRC, namely, Tianying Jiuzhou, Fenghuang Ronghe and Chenhuan, and their respective shareholders. Fenghuang Ronghe holds 100% equity interests of Yifeng Lianhe. Yifeng Lianhe holds the licenses and permits necessary to conduct our mobile business in China, while Tianying Jiuzhou holds the licenses and permits necessary to conduct our Internet portal, video, mobile business, and Internet advertising and related businesses in China. Our contractual arrangements with Tianying Jiuzhou, Fenghuang Ronghe and Chenhuan, and their respective shareholders enable us to exercise effective control over these entities and hence treat them as the VIEs and consolidate their results. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

We cannot assure you, however, that we will be able to enforce these contracts. Although we believe we are in compliance with current PRC regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. For example, it is uncertain whether the government authorities will promulgate other implementation rules of FIL and how the implementation rules, when they come into force, may impact the viability of our current corporate structure in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” In addition, these contractual arrangements have not been tested in a court of law. If the PRC government determines that we do not comply with applicable laws and regulations, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our PC websites or mobile applications or mobile websites or third-party platform accounts, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business, which could cause the value of our ADSs to significantly decline or become worthless.

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

We rely on contractual arrangements with the VIEs in China, and their shareholders, for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interests.

Phoenix New Media limited is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries in China and through contractual arrangements with the VIEs based in China. We rely on and expect to continue to rely on contractual arrangements with the VIEs in China and their respective shareholders to operate our Internet and mobile businesses. These contractual arrangements may not be as effective in providing us with control over the VIEs as ownership of controlling equity interests would be in providing us with control over, or enabling us to derive economic benefits from the operations of, the VIEs. If we had ownership of the VIEs, we would be able to exercise our rights as a shareholder to (i) effect changes in the board of directors of those entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level, and (ii) derive economic benefits from the operations of the VIEs by causing them to declare and pay dividends. However, under the current contractual arrangements, as a legal matter, if any of the VIEs or any of their shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if shareholders of an VIE were to refuse to transfer their equity interests in such VIE to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take a legal action to compel them to fulfill their contractual obligations.

If (i) the applicable PRC authorities invalidate these contractual arrangements for violation of PRC laws, rules and regulations, (ii) any VIE or its shareholders terminate the contractual arrangements or (iii) any VIE or its shareholders fail to perform their obligations under these contractual arrangements, our business operations in China would be adversely and materially affected, and the value of your ADSs would substantially decrease or become worthless. Further, if we fail to renew these contractual arrangements upon their expiration, we would not be able to continue our business operations unless the then current PRC law allows us to directly operate the applicable businesses in China.

In addition, if any affiliate consolidated entity or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and operating results. If any of the VIEs undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, our ability to generate revenue and the market price of your ADSs.

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

The shareholders of the VIEs may have potential conflicts of interest with us.

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in Internet and mobile businesses. The shareholders of the VIEs are individuals who are PRC citizens. None of the shareholders of the VIEs are significant shareholders of our company. Therefore, the interests of these individuals as shareholders of the VIEs and the interests of our company may conflict. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that any conflict of interest will be resolved in our favor. In addition, these individuals may breach or cause the VIEs that they beneficially own to breach or refuse to renew the existing contractual arrangements, which will have an adverse effect on our ability to effectively control the VIEs and receive economic benefits from them. Currently, we do not have existing arrangements to address potential conflicts of interest between these shareholders and our company. We rely on these shareholders to abide by the laws of the Cayman Islands and China. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of the VIEs, we would have to rely on legal proceedings, the outcome of which is uncertain and which could be disruptive to our business.

The contractual arrangements with the VIEs may be subject to scrutiny by the PRC tax authorities and may result in a finding that we owe additional taxes or are ineligible for tax exemption, or both, which could substantially increase our taxes owed and thereby reduce our net income.

Under applicable PRC laws, rules and regulations, arrangements and transactions between related parties may be subject to audits or challenges by the PRC tax authorities. If any of the transactions we have entered into between our wholly-owned subsidiary in China and any of the VIEs and their respective shareholders are determined by the PRC tax authorities not to be on an arm’s length basis, or are found to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, the PRC tax authorities may adjust the profits and losses of such VIE and assess more taxes on it. In addition, the PRC tax authorities may impose late payment fees and other penalties to such VIE for under-paid taxes. Our net income may be adversely and materially affected if the tax liabilities of any of the VIEs increase or if it is found to be subject to late payment fees or other penalties.

We rely on dividends and other distributions on equity from our PRC subsidiaries to fund any cash and financing requirements we have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We and our non-PRC subsidiaries rely on dividends and other distributions on equity from our PRC subsidiaries, for our cash requirements, including the funds necessary to repay the short-term loans or service any debt we may incur. If our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Fenghuang On-line and Qieyiyou currently have in place with the respective VIEs in a manner that would materially and adversely affect the ability of Fenghuang On-line and Qieyiyou to pay dividends and other distributions to us. Further, relevant PRC laws, rules and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, determined in accordance with accounting standards and regulations of China. Our PRC subsidiaries must set aside at least 10% of after-tax income each year to reserve funds prior to payment of dividends until the cumulative fund reaches 50% of their respective registered capital. As a result of these PRC laws, rules and regulations, our PRC subsidiaries are restricted from transferring a portion of their net assets to us whether in the form of dividends. As of December 31, 2021, our consolidated accumulated deficit was RMB300.4 million (US$47.1 million), out of which our PRC subsidiaries’ retained earnings were approximately RMB907.3 million (US$142.4 million). There is no assurance that the PRC government will not intervene or impose restrictions on the company’s ability to transfer cash. Any limitation on the ability of our PRC subsidiaries to pay dividends to us and our non-PRC subsidiaries could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, repay loans or otherwise fund and conduct our business. For more details of the hypothetical taxes that we might be required to pay within mainland China, see “—Taxation on Dividends or Distributions”.

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

While the Chinese economy has grown significantly in the past years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage or contain economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on our operations. For example, our operating results and financial condition may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. The PRC government also has significant authority to exert influence on the ability of an issuer with substantial operations in China, such as our company, to conduct its business, control over securities offerings conducted overseas and/or foreign investments in an issuer with substantial operations in China. The PRC government may intervene or influence the operations of an issuer with substantial operations in China, such as our company, at any time, which could result in a material change in our operations and/or the value of our ADSs. In particular, there have been recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers with substantial operations in China. Any such regulatory oversight or control could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless. See “—Uncertainties with respect to the PRC legal system could limit the protections available to you and us.” In addition, in the past the PRC government has implemented certain measures, including increases in interest rates and the reserve requirement ratio of the People’s Bank of China, or the PBOC, to control the pace of growth.

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

The PRC legal system is a civil law system based on written statutes. Unlike in the common law system, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct substantially all of our business through our subsidiary and consolidated affiliates and their subsidiaries established in China. However, since the PRC legal system continues to rapidly evolve, rules and regulations in China can change quickly with little advance notice, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of Chinese administrative and court proceedings and the level of legal protection we enjoy in China than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our employees, business partners, customers and suppliers. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Uncertainties due to evolving laws and regulations could also impede the ability of a China-based issuer, such as our company, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. In addition, if China adopts more stringent standards with respect to environmental protection or corporate social responsibilities, we may incur increased compliance cost or become subject to additional restrictions in our operations. Accordingly, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. For instance, on March 15, 2019, the National People’s Congress promulgated the FIL, which took effect on January 1, 2020, and the government authorities may promulgate other implementation rules subsequently. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Foreign Investment Law.” Substantial uncertainties still exist with respect to the interpretation and implementation of these new laws. As a result, we may not be aware of how it may impact the viability of our current corporate structure, corporate governance and business operations. These uncertainties could limit the legal protections available to us and other foreign investors. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

Fluctuations in exchange rates of the Renminbi could materially affect our reported operating results.

The exchange rates between the Renminbi and the U.S. dollar, Euro and other foreign currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. In 2019, the RMB depreciated approximately 1.3% against the U.S. dollar; in 2020, the RMB appreciated approximately 6.3% against the U.S. dollar; and in 2021, the RMB appreciated approximately 2.3% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. It remains unclear what further fluctuations may occur or what impact this will have on our results of operations.

As we may rely on dividends and other fees paid to us by our subsidiary and the VIEs in China, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we will receive from any offshore financing that we may undertake in the future into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes or commercial reasons, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. We recorded foreign exchange gain of RMB7.9 million, RMB5.5 million and RMB8.6 million (US$1.4 million) in 2019, 2020 and 2021, respectively, primarily due to the RMB fluctuation against the U.S. dollar. Our operating results are sensitive to changes in exchange rates of the Renminbi. Future fluctuations that are adverse to us could have a material adverse effect on our results of operation, financial condition or liquidity.

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

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon us, our directors and executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Even if you obtain a judgment against us, our directors, executive officers or the expert named in this annual report in a U.S. court or other court outside China, you may not be able to enforce such judgment against us or them in China. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts in the United States, the United Kingdom, Japan or most other western countries. Therefore, recognition and enforcement in China of judgments of a court in any of these jurisdictions may be difficult or impossible. In addition, you may not be able to bring original actions in China based on the U.S. or other foreign laws against us, our directors, executive officers or the expert named in this annual report either. As a result, shareholder claims that are common in the U.S., including class action securities law and fraud claims, are difficult or impossible to pursue as a matter of law and practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. While detailed interpretation of or implementation rules under Article 177 of the PRC Securities Law is not yet available, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by investors in protecting your interests. In addition, on April 2, 2022, CSRC issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Confidentiality and Archives Administration Provisions”) for public comment, according to which, overseas securities regulators and competent overseas authorities may request to investigate, including to collect evidence for investigation purpose, or inspect a domestic company that has been listed or offered securities in an overseas market, and such investigation and inspection shall be conducted under a cross-border regulatory cooperation mechanism, and the CSRC and competent PRC authorities will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. As such provisions have not been adopted and it remains unclear whether the formal version to be adopted in the future will have any material changes, it is uncertain how such provisions will be enacted, interpreted or implemented. If an investor is unable to bring a U.S. claim or collect on a U.S. judgment, the investor may have to rely on legal claims and remedies available in China or other overseas jurisdictions where a China-based issuer, such as our company, may maintain assets. The claims and remedies available in these jurisdictions are often significantly different from those available in the United States and difficult to pursue. Therefore, you may not be able to effectively enjoy the protection offered by the U.S. laws and regulations that intend to protect public investors.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the net proceeds from any offshore financing that we may undertake in the future to make loans or additional capital contributions to our PRC subsidiaries and the VIEs.

As an offshore holding company of our PRC subsidiaries and the VIEs, we may make loans to our PRC subsidiaries and the VIEs, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our subsidiary or the VIEs in China are subject to PRC regulations, registrations and/or approvals. For example, if we provide loans to our PRC subsidiaries, the total amount of such loans may not exceed the statutory limit, i.e., the difference between its total amount of investment and its registered capital, or certain amount calculated based on elements including capital or net assets and the cross-border financing leverage ratio (“Macro-prudential Management Mode”) under relevant PRC laws and the loans must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE, and such loans need to be registered with the SAFE or filed with SAFE in its information system. We may also provide loans to the VIEs under the Macro-prudential Management Mode. According to the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudent Adjustment Parameter for Cross-border Financing issued on March 11, 2020, the limit for the total amount of foreign debt under the Macro-prudential Management Mode is increased to two and a half times from two times of their respective net assets. Moreover, any medium or long-term loan to be provided by us to our consolidated affiliated entities or other domestic PRC entities must also be registered with the National Development and Reform Commission or NDRC. We may also determine to finance our PRC subsidiaries by means of capital contributions. These capital contributions shall go through record-filing procedures from competent administration for market regulation. Because the VIEs are domestic PRC enterprises, we are not likely to finance their activities by means of capital contributions due to regulatory issues relating to foreign investment in domestic PRC enterprises, as well as the licensing and other regulatory issues.

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

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we can obtain the required government registrations or record-filings on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiaries or any of the VIEs. If we fail to receive such registrations or record-filings, our ability to fund our operations in China would be negatively affected which would adversely and materially affect our liquidity and our ability to expand our business.

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

Based on the opinion of our PRC counsel, Zhong Lun Law Firm, we understand that the aforesaid registration requirement under SAFE Circular 37 and the relevant implementing rules do not apply to our PRC subsidiaries or our PRC resident beneficial owners due to the following reasons: (i) our company was incorporated and controlled by Phoenix TV, a Hong Kong listed company, rather than any PRC residents defined under SAFE Circular 37; (ii) none of the former or current shareholders of the VIEs in China established or acquired interest in our company by injecting the assets of, or equity interests in, the VIEs; and (iii) before the public listing of our ADSs, all of our PRC resident beneficial owners obtained interest in our company through exercise of options granted to them under our employee share option plan. However, we cannot assure you that the PRC government would hold the same opinion as us, and the relevant government authorities have broad discretion in interpreting these rules and regulations. If SAFE or any of its local branches requires our PRC resident beneficial owners to register their interest in our company pursuant to SAFE Circular 37 and the related implementing rules, we will request our PRC resident beneficial owners to make the necessary registration, filings and amendments as required. However, we cannot provide any assurances that these PRC resident beneficial owners will apply for and complete any applicable registrations, filing and amendments. The failure or inability of such PRC resident beneficial owners to do so may subject our PRC subsidiaries to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

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

The approval, filing or other requirements of the CSRC, CAC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas. Our failure to obtain these approvals, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.

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
•

Fenghuang On-line and Qieyiyou were incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition by our company of the equity interests or assets of any “domestic company” as defined under the 2006 M&A Rules, and no provision in the 2006 M&A Rules classifies the contractual arrangements between Fenghuang On-line and Qieyiyou and each of the VIEs as a type of acquisition transaction falling under the 2006 M&A Rules.

Our PRC counsel has further advised us that there are uncertainties regarding the interpretation and application of relevant PRC laws, regulations and rules. If the CSRC subsequently determines that its prior approval is required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict sending the proceeds from our initial public offering into China, or take other actions that could have a material adverse effect on our business, financial condition, operating results, reputation and prospects, which in turn could cause the value of our ADSs to significantly decline or become worthless.

Furthermore, the Opinions on Strictly Cracking Down on Illegal Securities Activities issued on July 6, 2021 emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” Such opinions further provided that the special provisions of the State Council on overseas offerings and listings by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory agencies will be clarified. Subsequently, CAC issued the Draft Data Securities Regulations and CAC, NDRC, MIIT and other ten PRC regulatory authorities jointed issued the Cybersecurity Review Measures which further strengthened the cybersecurity review measures. For more details, please see “Risks Relating to Our Business and Industry—We are subject to a variety of laws and other obligations regarding data security and personal information protection in China, and our failure to comply with any of them could result in proceedings against us by governmental entities or others and harm our public image and reputation, which could have a material adverse effect on our business, results of operations and financial condition.”

In addition, on December 24, 2021, CSRC issued the draft Administrative Provisions of the State Council on Overseas Issuance and Listing of Securities by Domestic Enterprises (the “Draft Administrative Provisions”) and the draft Administrative Measures for the Record-Filings of Overseas Issuance and Listing of Securities by Domestic Enterprises (the “Draft Filing Measures”) for public comment. The Draft Administrative Provisions clarify the responsibilities of the CSRC to supervise the activities of “overseas issuance and listing of securities by domestic enterprises” and that overseas issuance and listing of domestic enterprises shall be subject to filing procedures with the CSRC, as well as regulatory requirements for the overseas issuance and listing of domestic enterprises. The Draft Filing Measures, as a supporting rule to the Draft Administrative Provisions, detail the main procedures of record-filing management of domestic enterprises’ overseas issuance and listing. Pursuant to the Draft Administrative Provisions, domestic enterprises seeking overseas listing or issuance of securities directly or indirectly will be required to both go through filing procedures and report relevant information to the securities regulatory authority under the State Council. A “direct” issuance and listing of securities by a domestic enterprise refers to the overseas issuance of securities or overseas securities listing for trading by a company limited by shares incorporated in the PRC. An “indirect” issuance and listing of securities by a domestic enterprise refers to, enterprises whose main business activities are in the PRC in the name of overseas enterprises issuing securities overseas or listing overseas based on the equity, assets, income or other similar rights and interests of domestic enterprises. Domestic enterprises seeking an overseas listing or issuance of securities are also required to operate in compliance with laws and regulations on foreign investment, state-owned asset management, industry supervision, and overseas investment. On April 2, 2022, CSRC issued the Draft Confidentiality and Archives Administration Provisions for public comment, according to which, a domestic company that seeks to offer and list its securities in an overseas market shall strictly abide by applicable PRC laws and regulations, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. As such Draft Administrative Provisions, the Draft Filing Measures and the Draft Confidentiality and Archives Administration Provisions have not been adopted and it remains unclear whether the formal version to be adopted in the future will have any further material changes, it is uncertain how such measures and provisions will be enacted, interpreted or implemented and how they will affect us.

If the CSRC, CAC or other relevant PRC regulatory agencies subsequently determine that approval is required for any of our future offerings of securities overseas or to maintain the listing status of our ADSs, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC, CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our ADSs. If we proceed with any of such offering or maintain the listing status of our ADSs without obtaining the CSRC’s or other relevant PRC regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above-referenced opinions, we may face regulatory actions or other sanctions from the CSRC, CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, which in turn could cause the value of our ADSs to significantly decline or become worthless.

Furthermore, if there are any other approvals, filings and/or other administration procedures to be obtained from or completed with the CSRC, CAC or other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the listing of the ADSs, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies, which may have a material adverse effect on our business, financial condition or results of operations. Uncertainties and/or negative publicity regarding these PRC regulations could have a material adverse effect on the trading price of our ADSs.

The approval of MOFCOM may be required in connection with the establishment of our contractual arrangements with the VIEs. Our failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.

The 2006 M&A Rules also provide that approval by MOFCOM is required prior to a foreign company acquiring a PRC domestic company where the foreign company and the domestic company have the same de facto controlling person(s) that are PRC domestic individual(s) or enterprise(s). The applicability of the 2006 M&A Rules with respect to MOFCOM’s approval is unclear.

Our PRC legal counsel has advised us that an approval from MOFCOM is not required under 2006 M&A Rules for our contractual arrangements among Fenghuang On-line, Qieyiyou and each of the VIEs, based on their understanding of the current PRC laws, rules and regulations, given that Fenghuang On-line was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition by our company of the equity interests or assets of any “domestic company” as defined under the 2006 M&A Rules, and no provision in the 2006 M&A Rules classifies the contractual arrangements between Fenghuang On-line, Qieyiyou and each of the respective VIEs as a type of acquisition transaction falling under the 2006 M&A Rules.

However, if MOFCOM subsequently determines that its prior approval was required for our contractual arrangements with the VIEs, we may face regulatory actions or other sanctions from MOFCOM or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on us and the VIEs, which require us to restructure our ownership structure or operations, limit our operations, delay or restrict sending the net proceeds from our initial public offering into China, or take other actions. These regulatory actions could have a material adverse effect on our business, financial condition, operating results, reputation and prospects, which in turn could cause the value of our ADSs to significantly decline or become worthless.

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

Under PRC law, a company setting up premises outside its resident address for business operations must register such operating offices with the relevant local industry and commerce bureau at the place where such premises are located as branch companies and shall obtain business licenses for such branches. The VIEs and their respective subsidiaries have operations at locations other than their respective resident addresses. If the PRC regulatory authorities determine that we are in violation of relevant laws and regulations, we may be subject to relevant penalties, including fines, confiscation of income, and suspension of operation. If we are subject to these penalties, our business, operating results, financial condition and prospects could be materially and adversely affected.

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

The audit report included in this annual report is prepared by an auditor who is not inspected by the U.S. Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. Because our auditor is located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. In addition, on April 2, 2022, CSRC issued the Draft Confidentiality and Archives Administration Provisions for public comment, according to which, overseas securities regulators and competent overseas authorities may request to investigate, including to collect evidence for investigation purpose, or inspect a domestic company that has been listed or offered securities in an overseas market, and such investigation and inspection shall be conducted under a cross-border regulatory cooperation mechanism, and the CSRC and competent PRC authorities will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. As such provisions have not been adopted and it remains unclear whether the formal version to be adopted in the future will have any material changes, it is uncertain how such provisions will be enacted, interpreted or implemented.

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

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our reported financial information and procedures and the quality of our consolidated financial statements.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCA Act, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was signed into law on December 18, 2020. The HFCA Act states that if the SEC determines that we are an issuer that has filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB, or a covered issuer, for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

The SEC and the PCAOB have adopted new rules to implement the HFCA Act. Specifically, on November 5, 2021, the SEC announced the approval of the PCAOB’s new rule related to the PCAOB’s responsibilities under the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC announced the adoption of final amendments to implement the submission and disclosure requirement of the HFCA Act following its interim final amendments announced in March 2021. The adopting release establishes the SEC’s procedures for identifying covered issuers and for prohibiting the trading of covered issuers’ securities. The SEC will identify covered issuers as early as possible after companies file their annual reports for fiscal years beginning after December 18, 2020 and on a rolling basis, and will impose a trading prohibition on an issuer after it is identified as a covered issuer for three consecutive years. The final amendments also include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. Furthermore, pursuant to the HFCA Act, the PCAOB issued a report on December 16, 2021 notifying the SEC of its determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. In March 2022, the SEC issued its first “conclusive list of issuers identified under the HFCA Act” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for three consecutive years, and the SEC has subsequently updated such lists, and the SEC has subsequently updated such list. We anticipate being added to the list shortly after the filing of this annual report on Form 20-F.

Enactment of the HFCA Act and other efforts to increase the U.S. regulatory access to audit information could cause investor uncertainty as to China-based issuers’ ability to maintain their listings on the U.S. national securities exchanges, including us, and the market price of the Class A ordinary shares and/or ADSs could be adversely affected. We cannot assure you that we will not be identified by the SEC as an issuer whose audit report is prepared by auditors that the PCAOB is unable to inspect or investigate. We cannot assure you that, once we have a “non-inspection” year, we will be able to take remedial measures in a timely manner. Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023, which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our and our auditor’s control. If our auditor is unable to be inspected and we are unable to meet the PCAOB inspection requirement in time, we could be delisted from the NYSE and our ADSs will not be permitted for trading “over-the-counter” either. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

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

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law or the FIL, which took effect on January 1, 2020, and replaced the existing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, or Old FIE Laws, together with their implementation rules and ancillary regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Foreign Investment.”. Meanwhile, the Implementation Rules to the Foreign Investment Law came into effect as of

January 1, 2020, which clarified and elaborated the relevant provisions of the Foreign Investment Law. However, uncertainties still exist in relation to interpretation and implementation of the FIL, especially in regard to, including, among other things, the nature of variable interest entities contractual arrangements and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. While FIL does not define contractual arrangements as a form of foreign investment explicitly, however, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in the PRC through other means as provided by laws, administrative regulations or the State Council, we cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over the VIEs through contractual arrangements will not be deemed as foreign investment in the future. In the event that any possible implementing regulations of the FIL, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, or if any of our operations through contractual arrangements is classified in the “restricted” or “prohibited” industry in the future “negative list” under the FIL, our contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind the variable interest entity contractual arrangements and/or dispose of any affected business. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the FIL, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. In addition, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations, which could cause the value of our ADSs to significantly decline or become worthless.

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

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2022, we had 582,324,325 ordinary shares outstanding, including 317,325,360 Class B ordinary shares and 264,998,965 Class A ordinary shares part of which are represented by 32,692,364 ADSs. All ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding are available for sale upon the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. In addition, ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

We have fallen below the continued listing requirements of the New York Stock Exchange, and if we cannot regain compliance in time, our ADSs may be delisted and the liquidity and the trading price of our ADSs could be materially and adversely affected.

We were notified by the NYSE on January 5, 2022, of our company’s non-compliance with the continued listing standard because, as of January 4, 2022, the average closing price of our ADSs was less than US$1.00 per ADS over a consecutive 30 trading-day period. Pursuant to Section 802.01C of the NYSE’s Listed Company Manual, our company has six months, or the Cure Period, following receipt of the notice to regain compliance with the minimum share price requirement. We can regain compliance at any time during the Cure Period if on the last trading day of any calendar month during the Cure Period we have a closing share price of at least US$1.00 and an average closing share price of at least US$1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the six-month Cure Period, both a US$1.00 closing share price on the last trading day of the Cure Period and a US$1.00 average closing share price over the 30 trading-day period ending on the last trading day of the Cure Period are not attained, the NYSE will commence suspension and delisting procedures.

To address this issue, we intend to monitor the market conditions of our ADSs and are still considering our options. As required by the NYSE rules, we notified the NYSE on January 14, 2022 of our intent to cure the ADSs’ price deficiency within the applicable time period required by the NYSE. During the Cure Period, our ADSs will continue to be listed and traded on the NYSE, subject to our compliance with other NYSE continued listing standards and other rights of the NYSE to delist the ADSs.

Should we fail to regain compliance with NYSE’s continued listing requirements during the Cure Period or encounter any additional non-compliance, our ADSs may be delisted from the NYSE, and the liquidity and the trading price of our ADSs could be materially and adversely affected.

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

Each of our company and its subsidiary, Fread Limited, is an exempted company incorporated in the Cayman Islands. Pursuant to the International Tax Cooperation (Economic Substance) Act (2021 Revision) of the Cayman Islands, or the “Cayman ES Act”, that came into force on January 1, 2019, a “relevant entity” engaged in “relevant activities” is required to satisfy the economic substance test set out in the Cayman ES Act. A “relevant entity” includes, amongst others, an exempted company incorporated in the Cayman Islands (such as our company and Fread Limited) and does not include an entity that is tax resident outside the Cayman Islands. Accordingly, for so long as our company or Fread Limited is a tax resident outside the Cayman Islands, it is not required to satisfy the economic substance test set out in the Cayman ES Act. Based on the current interpretation of the Cayman ES Act, we believe that our company and Fread Limited are each a pure equity holding company since we and Fread Limited only hold equity participation in other entities and only earn dividends and capital gains. Accordingly, for so long as our company and Fread Limited are each a “pure equity holding company”, we and Fread Limited are only subject to reduced substance requirements in accordance with the Cayman ES Act.

One of our subsidiaries, or the BVI Subsidiary, is a business company incorporated under the laws of the British Virgin Islands, or BVI, prior to January 1, 2019. Pursuant to the Economic Substance (Companies and Limited Partnerships) Act (Revised Edition January 1, 2020), as amended, of the British Virgin Islands, or the “BVI ES Act”, that came into force on January 1, 2019, a “legal entity” which carries on a “relevant activity” is required to satisfy the economic substance test set out in the BVI ES Act. A “legal entity” (which based on the current interpretation of the BVI ES Act, includes a business company incorporated in the British Virgin Islands but does not include an entity that is resident for tax purposes in a jurisdiction outside the British Virgin Islands which is not on Annex 1 to the EU list of non-cooperative jurisdictions for tax purposes) carrying on any “relevant activity” is required to satisfy the economic substance test as set out in the BVI ES Act. “Relevant activities” include any of the following activities: banking business, insurance business, fund management business, finance and leasing business, distribution and service centre business, shipping business, holding business, intellectual property business and headquarters business, but does not include investment fund business. To the extent that a “legal entity” carries on no relevant activity other than holding equity participations in other entities and earning dividends and capital gains, it will be subject to reduced economic substance requirements in accordance with the BVI ES Act.

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

Fenghuang On-line was established in December 2005. On December 31, 2009, Fenghuang On-line entered into a series of contractual arrangements with each of Tianying Jiuzhou and Yifeng Lianhe and their respective shareholders to govern our relationships with Tianying Jiuzhou and Yifeng Lianhe, at which time we became operational in our current corporate structure. During the first quarter of 2021, Fenghuang On-line terminated the contractual agreements with Yifeng Lianhe and then entered into a series of new contractual arrangements with Fenghuang Ronghe. Shareholders of Yifeng Lianhe transferred all of their equity interests in Yifeng Lianhe to Fenghuang Ronghe, as a result of which Yifeng Lianhe became a wholly owned subsidiary of Fenghuang Ronghe. The contractual arrangements with Tianying Jiuzhou and Fenghuang Ronghe and their respective shareholders allow us to effectively control Tianying Jiuzhou and Fenghuang Ronghe (and indirectly control their respectively subsidiaries such as Yifeng Lianhe) and to derive substantially all of the economic benefits from them. See “—C. Organizational Structure — Contractual Arrangements with the VIEs.”

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

We are a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, we enable consumers to access professional news and other quality information and UGC, on the Internet and through their PCs and mobile devices. Our premium content is organized in major verticals such as news, video, finance, technology, automobile, entertainment, military, sport, real estate and fashion. Our main content distribution channels include our PC websites, mobile news application, mobile video application, mobile digital reading applications and mobile Internet websites. We also act as a unique and quality content provider for multiple third-party channel. The appeal of our brand is enhanced by its affiliation with the “Phoenix” (“鳳凰”) brand of Phoenix TV.

According to iResearch, our number of PC monthly unique visitors was 106 million in December 2021 and we have ranked second among all Internet portals in China in terms of monthly unique visitors in December 2021. We earn revenues from advertising and paid services, which accounted for 90.3% and 9.7% of our total revenues, respectively, in 2021.

We recognize revenues from our advertising services on a net basis, after deducting the agency service fees we pay to advertising agencies and the value-added tax, or VAT, and the cultural development fee. We provide advertising services through PC channel and mobile channel, which accounted for 30.0% and 70.0% of our net advertising revenues, respectively, in 2021. Building on our core competencies of content production capability, dedication to serious journalism and cutting-edge technology, we continue to create values for our advertising clients.

We offer a wide variety of paid services primarily through our mobile channel and operations with the telecom operators and other third parties. Prior to 2021, our paid services revenues were primarily generated from (i) paid contents, which includes digital reading, audio books, paid videos, and other content-related sales activities, (ii) games, which includes web-based games and mobile games, (iii) MVAS, and (iv) others. Beginning from January 1, 2021, MVAS, games and others are referred to collectively as E-commerce and others. For comparison purposes, the revenues from paid services for the years ended December 31, 2019 and 2020 have been retrospectively re-classified into revenues from paid contents and revenues from E-commerce and others. We derived 43.0%, and 57.0% of our paid services revenues, respectively, from our paid contents, and E-commerce and others in 2021. Our paid services revenues increased from RMB95.8 million in 2020 to RMB100.3 million (US$15.7 million) in 2021, mainly caused by the increase in revenues from E-commerce and revenues from licensing fees related to audio books.

Our Relationship with Phoenix TV

We are a subsidiary of Phoenix TV, a leading Hong Kong-based satellite TV network broadcasting Chinese language content globally and into China. Phoenix TV indirectly owned 54.5% of our ordinary shares and 60.9% of the voting power of our ordinary shares as of March 31, 2022.

We entered into several sets of trademark and program content licensing agreements with Phoenix TV or certain of its subsidiaries in the past and continue to use certain copyrighted content and trademarks provided by Phoenix TV Group. Currently, under the New Trademark License Agreements, we have the right to use certain trademarks containing the double-phoenix logo and the Chinese or English words of “Phoenix New Media” or “ifeng” which helps to affiliate us with the brand of Phoenix TV Group and helps to enhance our own brand. In addition, under the 2021 Program Resource License and Cooperation Agreement, we also have the right to continue to use Phoenix TV Group’s copyrighted video content on our websites and our mobile applications.

We have a mutually beneficial relationship with Phoenix TV. We and Phoenix TV share a common vision of the convergence of traditional and new media channels, and work together to realize this vision. Pursuant to the Program License Agreements, Phoenix TV Group agreed to grant Tianying Jiuzhou, Yifeng Lianhe and Fengyu Network the license to use Phoenix TV Group’s copyrighted content from three television channels of Phoenix TV Group for our various media services in China (excluding Hong Kong, Macau and Taiwan). After the Program License Agreements expired in May 2019, Phoenix TV Group adjusted the scope of license granted to Tianying Jiuzhou and Yifeng Lianhe according to the 2020 Program Resource License and Cooperation Agreement. Tianying Jiuzhou and Yifeng Lianhe later terminated the 2020 Program Resource License and Cooperation Agreement and Tianying Jiuzhou entered into the 2021 Program Resource License and Cooperation Agreement. We believe that our and Phoenix TV’s active promotion of one another’s brands on our respective Internet-enabled and TV platforms helps to grow our combined audience synergistically. In addition, we and Phoenix TV Group work closely on major world news events coverages, and provide joint advertising services to each other's advertisers.

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

Content Sourcing

Acquired Professional Content. We have entered into content licensing agreements with approximately 530 third-party professional content providers in aggregate. We obtain our print content from major Chinese print media and news wires. Our content sources include companies such as China News Service, Xinhua News Agency and the Huanqiu.com, as well as China’s top image providers. The video content we source from third parties is primarily comprised of news and documentaries, which cater to our users’ preferences. We obtain our third-party video content from major Chinese television broadcasters, such as Dongnan Satellite TV. In addition, according to the 2021 Program Resource License and Cooperation Agreement we entered into with Phoenix TV Group, we have the exclusive right to broadcast copyrighted video content and the derived audio content from three television channels of Phoenix TV and its subsidiaries on the internet in Mainland China. The content that we source from professional related and third parties comprises the majority of the content on our PC websites, mobile applications and mobile websites.

Original Content. Our core competitive differentiation lies in our original content production capabilities. As mobile Internet traffic growth has peaked, we believe that the most effective way to attract and retain users is to produce original content with distinctive characters that are true to our brand. Our original content matrix encompasses a variety of genres including in-depth commentary, investigative reporting, interviews, and premium IP production, in forms of text, image, video and livestreaming. For example, we launched an original opinion column titled Eye of the Storm (“风暴眼”), which is distinctively positioned to examine contentious current events. We present the audience with our unique, authentic, and timely interpretation of the issues by conducting meticulous research and exploring a wide array of viewpoints. Our original columns and programs were each produced and presented in a certain voice and style consistent with our branding differentiation. Through this, we intend to not only enhance our brand image, but also create a unique brand affinity among our users and advertisers, which should help us unlock more sustainable long-term value from our brand equity in turn.

We-media Content. We allow our users to upload text, images and videos content (UGC) to our PC websites, mobile applications and mobile websites through we-media accounts. We-media content adds an important complementary component to the content we deliver.

Online Literature Content. We offer our users a full-fledged online reading experience by providing them a plenty of high-quality literary contents such as science fiction, urban romantic fiction, mystery fiction, etc. Furthermore, we are cultivating these content into online series, comic books, audiobooks and short-form videos to expand our content offerings.

Content Verticals

We currently provide over 50 interest-based verticals, each of which features integrated text, image, video and livestreaming content and embedded interactive services, such as user surveys and comment postings. Our users can access all of our interest-based verticals’ content through our PC and mobile channel. Our most popular verticals include:

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
•

Video. Our video vertical offers timely video-based coverage as well as customized news programs. In addition, by leveraging the exclusive resources from Phoenix TV’s global journalism station, we are able to produce distinguished and influential news through short videos. By optimizing our AI image recognition technology, we have enhanced our ability to identify and restrict video content violating our standards, cultivated a proprietary supply of high-quality content, and actively partnered with professional video content producers to provide users with more high-quality and original short-form video content. Meanwhile, our livestreaming vertical, FENG Live (“风直播”), offers live-streamed news and information to provide real-time professional reports of hit events, conferences, etc.

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
•

Real Estate. Based on the media characteristic of our company, the real estate vertical integrates massive resources of the industry and make an objective and detailed interpretation to the real estate market. We provide real estate related information including building details, the information of rental and purchasing of new residential property and second housing, and residential ecological service. The main sections include house.ifeng.com, iqidian.com and wenlv.house.ifeng.com. Fengcx.com is a full-fledged digital media platform that tracks the latest real estate financial news in real time to provide valuable reference for buyers, investors and enterprises.

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

Content Editing and Production

Content editing and production are critical components of our content production process. We had a team of 390 editors as of December 31, 2021 organized generally by interest-based vertical. We believe that we possess a strong ability to select and distill compelling news stories and frame issues for our users in a distinctive way. Beyond distributing a large amount of news and information in a timely manner, we provide independent social commentary and analyses. We not only edit our videos, primarily consisting of news, documentaries and interviews into short clips but also organize our content by interest-based vertical and segment it further by featured topic. To produce an engaging user experience, we actively combine text, image, video and live broadcasting content and integrate interactive UGC.

Content Monitoring

We implement monitoring procedures for all of our published content to remove inappropriate or illegal content, including but not limited to we-media and UGC from our discussion forum, comments postings and user survey services. As of December 31, 2021, our content screening team consists of five employees and more than 300 outsourced staff members who are responsible for monitoring and preventing the public release of inappropriate illegal content. In addition to the staff of our content screening team, we also take advantage of the assistance of AI technology to ensure the efficiency and safety for our content monitoring. Text, images and video content are screened by our content screening team, which reviews the content on a 24-hour, 3-shift basis and employs monitoring procedures, including (i) technology screening, where a text filtering system screens content based on pre-set key words and identifies suspected information; and (ii) manual review, where the content that passes the technology screening is reviewed by the content screening team and the flagged content identified by our technology is reviewed and confirmed before it can be released. For technology screening, the machine recognizes the video and image content and we use an in-house developed identification system in order to comply with PRC regulatory requirements regarding Internet content.

Our Channels

We provide our content and services through three major channels, including our PC channel, our mobile channel and third-party channel. We also transmit our content to TV viewers, primarily through Phoenix TV. Together, these channels form a converged platform providing integrated text, image, video and livestreaming content, and employing a variety of interactive formats to create an extensive, personalized and hands-on experience for our users. We derive advertising revenues through our PC channel and mobile channel. In addition, we generate paid services revenues through PC, mobile and third-party channel.

Our PC Channel

Our PC channel consists of our website at ifeng.com, which comprises our interest-based content verticals and access to our licensed digital format books and our e-commerce platform. According to iResearch, our number of PC monthly unique visitors was 106 million in December 2021. We have ranked second among all Internet portals in China in terms of monthly unique visitors in December 2021.

Our Mobile Channel

Our mobile channel includes (i) ifeng news application, (ii) ifeng video application, (iii) mobile Internet websites i.ifeng.com (“mobile websites”), and (iv) digital reading applications.

•

ifeng News (formerly named “Phoenix News”). We offer a wide range of mobile applications for different mobile devices. Ifeng news application is our flagship mobile product, which provides newsfeeds and other contents in the form of text, image, livestreaming and video.

•	ifeng Video (formerly named “Phoenix Mobile Station”). Ifeng video application provides video news, livestreaming, and Phoenix TV programs content, etc.
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

•

Digital reading applications. Our digital reading application Fanyue Novel (“翻阅小说”) provides fee-based Internet literatures from writers and digital format books licensed from third-party publishers to customers on our mobile platform. In 2021, we introduced a separate digital reading application Fun Novel (“趣小说”), which offers users free literatures supported by advertising. Through these applications, our users are able to enjoy a full-fledged online reading experience and enable us to lay a solid foundation for building our own closed-loop IP ecosystem as we cultivate these content into online series, comic books, audiobooks and short-form videos to expand our content offerings and diversify our monetization channels.

Third-Party Channel

In addition to our own channels, we have opened public accounts on popular social media in China including but not limited to WeChat, Weibo, Douyin, Kuaishou and Bilibili to distribute content in certain verticals such as product reviews, finance, technology, fashion and entertainment.

We also rely on Telecom Operators’ platforms, Internet search engines and navigation sites to provide quality content for our high-end users.

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

As is typical in China’s online advertising industry, we primarily enter into advertising service contracts through third-party advertising agencies. We mainly have three types of pricing models, consisting of the Cost Per Day (“CPD”) model, the Cost Per Impression (“CPM”) model, and the Cost Per Click (“CPC”) model. In 2021, our advertising services are primarily on our mobile channel.

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

We have a diverse advertising client base, including both Chinese and international brand advertisers. Our top ten advertisers accounted for 23.8% of our total gross advertising revenues in 2021. Our advertisers generally are in the automobile, e-commerce, financial services, food & beverages, Internet services, entertainment and tourism services, communication services, retail services, IT products, etc. In 2021, we strengthened our collaboration with Phoenix TV, which allows us to synergize our resources and client bases, creating a richer and more comprehensive suite of marketing solutions for a broader advertiser base.

Paid Services

Paid services revenues mainly consist of revenues from paid content and E-commerce. Revenues generated from paid contents include fees from digital reading and revenues from the sales of audio books, paid videos, and other content-related sales activities. E-commerce revenues are generated from the sales of goods through our e-commerce platform or other third-party platforms. We have formed a team of professional buyers to select high-end products in categories such as fine culture and creativity, food and wine, and health and wellness. Leveraging our user traffic, we upgraded our online e-commerce brand and officially launched our private label brand in the health and wellness segment, Phoenix Premium Products (“凰家尚品”), to cater to their lifestyle needs and improve the monetization capabilities of our e-commerce business.

The following table sets forth our paid services offerings on third parties’ platforms and our own platforms and the percentage contribution of our various paid services to our paid services revenues and our total revenues in 2021.

Paid Services Offerings	% of Paid Service Revenues	% of Total Revenues
Paid contents
Digital reading, audio books, paid videos, and other content-related sales activities	43.0%	4.2%
E-commerce and others
E-commerce, MVAS, games and others	57.0%	5.5%

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

Marketing and Promotion

We employ a variety of traditional and online marketing programs and promotional activities to build our brand as part of our overall marketing strategy. We focus on building brand awareness and growing our user base through proactive public relations and innovative and interactive marketing activities and events. In December 2021, we organized the iFeng Finance Summit, which featured a stellar lineup of distinguished speakers including authority figures in the field of politics, finance and academia. The event related coverage and trending topics generated over 300 million views across the Internet.

We believe that our distinguished content and high-quality services lead to strong word-of-mouth promotion, which drives consumer awareness of our brand in China. In addition, our engagement in philanthropic activities, such as our The Action League (“行动者联盟”), helps associate our brand with social responsibility. In December 2021, we hosted The Action League, which is a charity event where enterprises, philanthropist, media, celebrities and minority ethnic groups jointly promote social welfares. This event was reported by a number of leading media outlets, such as CCTV, Phoenix TV, Guangdong TV, which generated more than 300 million exposures across the Internet.

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

Research and Development

In 2021, we continued to improve our advertising solution products as well as focus on improving our convergence model across PC, mobile and TV in order to provide our users easier access to our premium content through any device. In particular, we continued to introduce and improve our mobile applications and strengthened commercial products in certain of our verticals. For example, we internally developed an analytic platforms named Fengyan (“凤眼”) to track and analyze certain real-time user behavior data under user consent. Through Fengyan we can better understand user’s profile and reading preference, and provide reference data for future content production and performance advertising solution. We also have an in-house Data Management Platform to better analyze and manage advertising data and help improve the targeting accuracy of advertisements. Another platform we launched is Fengyu (“凤羽”). Fengyu is a customizable and self-service marketing solution that operates under a bidding system. Customers are able to target users based on gender, age, geographic location, interests, device type, etc. Customers can place performance-based ads directly by themselves using our self-service advertising system. We launched Fengyi (“凤翼”), another customizable marketing solution, catering to premium advertising demands. Following the success of these two platforms, we decided to develop Fengfei (“凤飞”), an advertising platform that we built based on in-app advertisement solutions. The platform enables mobile application developers with less traffic to access our commercial resources, advertising data, and service capabilities through a set of advertising monetization solutions. In 2019, 2020 and 2021, our total technology and product development expenses, including related share-based compensation, were RMB216.7 million, RMB172.0 million and RMB158.6 million (US$24.9 million), respectively.

Infrastructure and Technology

Our technology platforms have been designed for reliability, speed, scalability and flexibility and are administered by our in-house technology department. We have access to a network of approximately 1,100 self-owned and leased servers across China mainland and Hong Kong with power supply and power generator backup, in addition to cloud-based servers that we lease from third-

party operators. We have developed our server operations based on Linux and other open source software, which has allowed us to lower software related investment and enhance our network reliability.

Content Management Technology. We have internally developed a leading new media content management system, which fully integrates our PC and mobile channels. We have also developed a new consolidated system, UCMS (U-Content Management System), for content management and delivery.

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

Cloud Computing. We have built a distributed file system, which provides file access services to our content management system, and is anticipated to become a streaming media service and core storage system for each of our CDN nodes. We have commenced our distributed computing platforms project, which provide large-scale computer capacity support for our raw access log and transcoding computing-intensive applications. We have also deployed an open source virtualization cluster to integrate multiple small applications, which significantly reduced our IT costs. To upgrade our system infrastructure and lower our bandwidth costs, we increasingly use cloud computing system in 2021.

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

Environmental, Social and Governance

We firmly believe that, as an enterprise develops, in addition to its economic value, it must also give even more consideration to its value to the society. In addition, an enterprise must fulfill its social responsibilities and uphold its standard of morality and conscience to stay in a competitive position. Despite the challenging economic environment, we are committed to corporate social responsibility and meeting society’s changing needs, which is the mission and objective of our concerning.

We are committed to living up to our social responsibilities and to facilitate meaningful public affairs dialogue. Leveraging our own advantages as a media company and our brand influence, we provide public welfare information and organize charity events through our media platform to gather resources from charitable organizations, media partners and caring enterprises, with the aim of promoting charity, facilitating public welfare and environmental protection projects and making contributions to the society's sustainable development. For example, we launched the Activist League in 2016, aiming at establishing a charity event platform for the mutual aid and cooperation among charitable organizations, creative industries, celebrities and caring companies, and through the platform providing extra media resources and corporate support to the charitable parties. Meanwhile, the platform also gathers and selects from all sectors of the society innovative charity projects which are suitable for dissemination through new media, covering a multiple of areas such as caring for autistic children, environmental protection and animal protection, etc. In the past 6 years, the Activist League has launched a series of solutions focusing on wildlife protection and child safety issues, such as the Tape Pledge and Brave Babe, which not only won awards both at home and abroad, facilitated the spread of the social design concept in China, but also earned high recognition from the United Nations through promoting the practice of the United Nations' Sustainable Development Goals in China and around the world. Girls Protection, an important project of the Activist League, has brought children sexual abuse prevention and puberty health education courses to 31 provinces in China, covering nearly 3 million children and over 0.5 million parents.

In terms of employment and labor practices, we adopt a people-oriented strategy where we attract and retain talents by offering reasonable employment terms, a safe and healthy work environment, a wide range of employee benefits and trainings for staff development while maintaining strict compliance with the labor practices. Meanwhile, we are committed to actively embracing different individuals with different backgrounds and to promote the value of an inclusive and diverse culture that promotes gender equality, which we believe attracts the best talent. We offer occupational training to our employees to enhance their knowledge and skills for performing job duties and we provide a multitude of benefits to our employees and their family members.

In the area of environmental protection, our operations do not produce or discharge any industrial waste which is hazardous to the environment and we maintain compliance with the environment laws and regulations in the PRC. We are committed to carbon mitigation measures and will continue to explore ways to further improve energy efficiency. We ask our employees to be mindful of the environment when consuming office supplies.

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. We also enter into confidentiality, non-compete and invention assignment agreements with our employees and consultants and nondisclosure agreements with selected third parties. We had 317 PRC software registrations and owned 57 domain names, including ifeng.com, as of March 31, 2022.

We have also designed proprietary logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2022, Tianying Jiuzhou owned 487 PRC registered trademarks, six of which were transferred from Phoenix Satellite Trademark Limited, and Yifeng Lianhe owned 50 PRC registered trademarks. Tianying Jiuzhou and Yifeng Lianhe continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited. For information about the risks related to our use of licensed trademarks and our plans to remedy such risks, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The VIEs and their respective shareholders do not own all the trademarks used in their value-added telecommunications services, which may subject them to revocation of their licenses or other penalties or sanctions.”

Employees

We had approximately 1,689, 1,305 and 1,245 employees as of December 31, 2019, 2020 and 2021, respectively. The table below sets forth the number of employees categorized by function as of December 31, 2021:

Function	Number of Employees
Management and administration	206
Content development	390
Mobile products and services	61
Technology and product development	232
Sales and marketing	356
Total	1,245

As of December 31, 2021, we had 975, 43 and 59 employees located in Beijing, Shanghai and Guangzhou, respectively, and 168 employees located in other locations in China. Currently we do not have any employees located outside of China.

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

Facilities

Our executive office is located at Sinolight Plaza, Floor 16, No. 4 Qiyang Road, Wangjing, Chaoyang District, Beijing 100102, People’s Republic of China. We maintain a number of offices in Beijing, Shanghai and Guangzhou under leases with terms ranging from one to five years. As of December 31, 2021, we leased an aggregate of 15,059 square meters of office space in Beijing and 6,148 square meters of office space in other regions in China for use as office space for our employees.

We believe that our leased facilities are adequate to meet our needs for the foreseeable future, and that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansions.

Legal and Administrative Proceedings

From time to time, we are involved in claims and legal proceedings that arise in the ordinary course of business. We are currently a party to certain legal proceedings and claims which in the opinion of our management, adequate provisions have been recorded to cover the probable loss of those that can be reasonably estimated, while other claims are considered would not have material adverse effect, individually or in the aggregate, on our financial position, results of operations or cash flows. From January 1, 2021 to March 31, 2022, we have been subject to 300 cases in the PRC, 228 of which have been concluded. The aggregate amount of damages awards and settlements paid by us was RMB2.7 million. Government authorities may also impose administrative penalties on us if they find that we have infringed third parties’ intellectual property rights.

In November 2016, China Youth Book Inc. and Dewey Press LLC filed a claim against Tianying Jiuzhou and our company for intellectual property infringement of such work based on the above-mentioned finding of the National Copyright Bureau, and the related claim for damage was approximately RMB235.8 million, even though the actual income we generated from such work was less than RMB1,500. This claim was withdrawn by the plaintiffs in January 2018. In April 2018, we received notices from the local court that the plaintiffs have filed a lawsuit against us again for the same claim, with the related claim for damages reduced to approximately RMB99.8 million. In April 2020, we received the judgment from the local court which ordered us to pay the plaintiffs a total of approximately RMB1.0 million as economic compensation and reimbursement of the plaintiff’s reasonable expenses. After the plaintiff filed an appeal against the judgment made by the local court, the appellate court made the final judgment in December 2020 and upheld the local court’s decision. Tianying Jiuzhou has subsequently paid a total of approximately RMB1.0 million in damages to the plaintiff and fulfilled its obligation under the judgment. In June 2021, the plaintiff applied for a retrial with the Supreme People’s Court and the Supreme People’s Court conducted a hearing on the matter of retrial. As of the date of this annual report, we have not received any notification from the Supreme People’s Court with respect to the retrial and we cannot assure you that the Supreme People’s Court will not order a retrial for this case.

Litigation is subject to inherent uncertainties and our view of these matters may change in the future. There exists the possibility of a material adverse impact on our financial position, results of operations or cash flows for the period in which the unfavorable outcome occurs, and potentially in future periods.

Regulatory Matters

Licenses and Permissions Requirements

Except for as disclosed in “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our lack of an Internet audio-visual program transmission license has exposed, and may continue to expose, us to administrative sanctions, including the banning of our paid mobile video services and video advertising services, which would materially and adversely affect our business and results of operation,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services or to cease the Internet access services provided by third parties to us. In 2021, approximately 90.7% of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain NRTA’s approval for introducing and broadcasting foreign television programs could have a material adverse effect on our ability to conduct our business,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain certain permits for our advertising services that contain drug-related information would subject us to penalties,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain or maintain all applicable permits and approvals, or fail to comply with PRC regulations, relating to Internet publishing services, our ability to conduct our digital reading business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions,” we have received all material permissions that are, or may be, required for our operations in China, and no material permission has been denied from us by relevant authorities in China. As of the date of this annual report, we have not been informed by any PRC government authority of any requirement for us to obtain permission for issuance of our ADSs to foreign investors. However, there remains some uncertainty as to how the relevant PRC laws, rules and regulations will be interpreted or implemented. In addition, rules and regulations in China can change quickly with little advance notice. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be subject to cybersecurity review by regulatory authorities of the PRC in the future” and “Item 3. Key Information—D. Risk Factors —Risks Relating to Doing Business in China— The approval of the China Securities Regulatory Commission, or the CSRC, may have been required in connection with our initial public offering. Our failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.”

The table below sets forth material permissions and/or licenses we have obtained for our operations in China.

Company Name	Company Status	Name of Permission/License	Governing Government Authority
Tianying Jiuzhou	One of the VIEs	Value-added Telecommunications Business Operating License	Beijing Communications Administration
Tianying Jiuzhou	One of the VIEs	Value-added Telecommunications Business Operating License	Ministry of Industry and Information Technology of the People’s Republic of China
Tianying Jiuzhou	One of the VIEs	Online Culture Operating Permit	Beijing Municipal Bureau of Culture and Tourism
Tianying Jiuzhou	One of the VIEs	Publication Operation Permit	Chaoyang District People’s Government of Beijing Municipality
Tianying Jiuzhou	One of the VIEs	Permit for Radio and Television Program Production and Operation	Beijing Municipal Radio and Television Bureau
Tianying Jiuzhou	One of the VIEs	Commercial Performance License	Beijing Municipal Bureau of Culture and Tourism
Tianying Jiuzhou	One of the VIEs	Telecommunications Code Number Resources Operating Certificate	Ministry of Industry and Information Technology of the People’s Republic of China
Tianying Jiuzhou	One of the VIEs	Certificate of High-tech Enterprise	Beijing Municipal Science & Technology Commission, Beijing Municipal Finance Bureau, Beijing Municipal Tax Bureau
Tianying Jiuzhou	One of the VIEs	Zhongguancun Science Part High and New Technology Enterprise	Administrative Commission of Zhongguancun Science Park
Yifeng Lianhe	Subsidiary of one of the VIEs	Value-added Telecommunications Business Operating License	Beijing Communications Administration
Yifeng Lianhe	Subsidiary of one of the VIEs	Value-added Telecommunications Business Operating License	Ministry of Industry and Information Technology of the PRC
Yifeng Lianhe	Subsidiary of one of the VIEs	Online Culture Operating Permit	Beijing Municipal Bureau of Culture and Tourism
Yifeng Lianhe	Subsidiary of one of the VIEs	Publication Operation Permit	Beijing Municipal Bureau of Press and Publication
Yifeng Lianhe	Subsidiary of one of the VIEs	Food Operation Licenses	Chaoyang District Market Regulation Administration of Beijing Municipality
Yifeng Lianhe	Subsidiary of one of the VIEs	Internet Medicine Information Service Qualification Certificate	Beijing Municipal Medical Products Administration
Yifeng Lianhe	Subsidiary of one of the VIEs	Telecommunications Code Number Resources Operating Certificate	Ministry of Industry and Information Technology of the People’s Republic of China
Yifeng Lianhe	Subsidiary of one of the VIEs	Filling of Third-party Platform Provider for Online Food Trading	Beijing Municipal Medical Products Administration
Yifeng Lianhe	Subsidiary of one of the VIEs	Filing of Foreign Trade Business Operators	Chaoyang District Commerce Bureau of Beijing Municipality
Yifeng Lianhe	Subsidiary of one of the VIEs	Customs Record Return Receipt for Consignees and Consignors of Import and Export Goods	Chaoyang District Customs District of Beijing Municipality P.R.China
Fengyu Network	Subsidiary of one of the VIEs	Value-added Telecommunications Business Operating License	Beijing Communications Administration
Fengyu Network	Subsidiary of one of the VIEs	Online Culture Operating Permit	Beijing Municipal Bureau of Culture and Tourism
Fengyu Network	Subsidiary of one of the VIEs	Publication Operation Permit	Beijing Municipal Bureau of Press and Publication
Fengyu Network	Subsidiary of one of the VIEs	Permit for Radio and Television Program Production and Operation	Beijing Municipal Radio and Television Bureau

Fengyu Network	Subsidiary of one of the VIEs	Commercial Performance License	Beijing Municipal Bureau of Culture and Tourism
Beijing Fengyue Culture Technology Co., Ltd.	Subsidiary of one of the VIEs	Value-added Telecommunications Business Operating License	Beijing Communications Administration
Beijing Fengyue Culture Technology Co., Ltd.	Subsidiary of one of the VIEs	Online Culture Operating Permit	Beijing Municipal Bureau of Culture and Tourism
Beijing Fengyue Culture Technology Co., Ltd.	Subsidiary of one of the VIEs	Permit for Radio and Television Program Production and Operation	Beijing Municipal Radio and Television Bureau
Beijing Fengyue Culture Technology Co., Ltd.	Subsidiary of one of the VIEs	Publication Operation Permit	Beijing Municipal Bureau of Press and Publication
Shanghai Fengyu Video Technology Co., Ltd.	Subsidiary of one of the VIEs	Value-added Telecommunications Business Operating License	Ministry of Industry and Information Technology of the People’s Republic of China
Shanghai Fengyu Video Technology Co., Ltd.	Subsidiary of one of the VIEs	Permit for Radio and Television Program Production and Operation	Beijing Municipal Radio and Television Bureau
Huanyou Tianxia	Subsidiary of one of the VIEs	Telecommunication and Information Services Business License	Beijing Communications Administration
Huanyou Tianxia	Subsidiary of one of the VIEs	Publication Operation Permit	Beijing Municipal Bureau of Press and Publication
Huanyou Tianxia	Subsidiary of one of the VIEs	Food Operation Licenses	Chaoyang District Market Regulation Administration of Beijing Municipality
Fenghuang On-line	Our PRC subsidiary	Certificate of High-tech Enterprise	Beijing Municipal Science & Technology Commission, Beijing Municipal Finance Bureau, Beijing Municipal Tax Bureau
Fenghuang On-line	Our PRC subsidiary	Zhongguancun Science Part High and New Technology Enterprise	Administrative Commission of Zhongguancun Science Park
Fenghuang Yutian	Our PRC subsidiary	Certificate of High-tech Enterprise	Beijing Municipal Science & Technology Commission, Beijing Municipal Finance Bureau, Beijing Municipal Tax Bureau
Fenghuang Yutian	Our PRC subsidiary	Zhongguancun Science Part High and New Technology Enterprise	Administrative Commission of Zhongguancun Science Park
Fenghuang Borui	Our PRC subsidiary	Certificate of High-tech Enterprise	Beijing Municipal Science & Technology Commission, Beijing Municipal Finance Bureau, Beijing Municipal Tax Bureau
Fenghuang Borui	Our PRC subsidiary	Zhongguancun Science Part High and New Technology Enterprise	Administrative Commission of Zhongguancun Science Park

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

On December 27, 2021, MOFCOM and the NDRC released the Special Management Measures (Negative List) for the Access of Foreign Investment (2021 Version), which became effective on January 1, 2022, to replace the previous Negative List. On December 27, 2020, the MOFCOM and the NDRC released the Catalog of Industries for Encouraging Foreign Investment (2020 Version), which became effective on January 27, 2021, to replace the previous Encouraging Catalogue.

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

Opinions on Further Compacting the Main Responsibility of Website Platform Information Content Management, or the Opinions on Website Responsibility (2021). On September 15, 2021, the CAC issued the Opinions on Website Responsibilities, which took effect on the same date. These opinions systematically put forward the work requirements for the website platform to perform the main responsibility of information content management, mainly including ten specific contents: (i) clearly grasp the connotation of the main responsibility; (ii) improve the platform community rules; (iii) strengthen the standardized management of accounts; (iv) improve the content review mechanism; (v) improve the quality of information content; (vi) standardize the dissemination of information content; (vii) strengthen the management of key functions; (viii) insist on operating in compliance with laws and regulations; (ix) strictly protect minors on the Internet; and (x) strengthen the construction of the personnel team. Besides, these opinions further put forward specific requirements for the website platform to perform the main responsibility.

Administrative Provisions on Internet Information Service Algorithm Recommendation (2022). The Administrative Provisions on Internet Information Service Algorithm Recommendation implements classification and hierarchical management for algorithm recommendation service providers based on varies criteria, and stipulates that algorithm recommendation service providers with public opinion attributes or social mobilisation capabilities shall submit the relevant information within ten business days from the date of providing such services and go through the record-filing formalities. Algorithmic recommendation service providers are required to provide users with options that are not specific to their personal characteristics, or provide users with convenient options to cancel algorithmic recommendation services. If the users choose to cancel the algorithm recommendation service, the algorithm recommendation service provider shall immediately stop providing relevant services. Algorithmic recommendation service providers shall provide users with the function to select or delete user labels of personal characteristics which are used for algorithmic recommendation services. In violation of such provisions, the algorithm recommendation service providers may be ordered to effect rectification by the relevant competent authorities; where they fail to effect rectification or if the circumstances are serious, a fine of no less than RMB10,000 but no more than RMB100,000 may be imposed, and the relevant competent authorities may order them to suspend information updating. As of the date of this annual report, we are in the process of such record-filing formalities. There is uncertainty as to whether we will be able to complete such record-filing.

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

Regulations for Administration of Foreign-Invested Telecommunications Enterprises (2022, revised), or the FITE Regulations, which will take effect on May 1, 2022. Under the FITE Regulations, a foreign entity is prohibited from owning more than 50% of the total equity interests in any value-added telecommunications service business in the PRC.

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

We have designed proprietary logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2022, Tianying Jiuzhou owned 487 PRC registered trademarks, six of which were transferred to it from Phoenix Satellite Trademark Limited, and Yifeng Lianhe owned 50 PRC registered trademarks. Tianying Jiuzhou and Yifeng Lianhe continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited. Therefore, we are currently not in compliance with the MIIT 2006 Notice.

All “ifeng” related trademarks used by our company have been transferred to Tianying Jiuzhou and Yifeng Lianhe. In addition, we will continue to examine the possibility of the transferring to the VIEs or their respective subsidiaries all or part of the ownership of additional licensed logos currently used by them in a manner that would meet the requirements of PRC trademark regulations in due course in the future. For information about the risks related to our use of licensed trademarks, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The VIEs and their respective shareholders do not own all the trademarks used in their value-added telecommunications services, which may subject them to revocation of their licenses or other penalties or sanctions.”

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

In order to comply with these PRC laws and regulations, we operate our commercial websites through Tianying Jiuzhou, one of the VIEs. Tianying Jiuzhou holds an ICP License and owns the material domain names for our value-added telecommunications business. In addition, Tianying Jiuzhou completed the necessary filing with the relevant Administration of Industry and Commerce to obtain the electronic registration mark for our websites and has placed the registration mark on the websites homepage. Tianying Jiuzhou has completed all necessary registrations and approvals for its use of such material domain names.

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

In order to comply with these PRC laws and regulations, we have adopted internal procedures to monitor content displayed on our PC websites, mobile applications, mobile websites and third-party platform accounts. However, because the definition and interpretation of prohibited content is in many cases vague and subjective, it is not always possible to determine or predict what content might be prohibited under existing restrictions or restrictions that might be imposed in the future and we may be subject to penalties for such content. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The

Chinese government may prevent us from advertising or distributing content, including UGC, that it believes is inappropriate and we may be subject to penalties for such content or we may have to interrupt or stop the operation of our PC websites, mobile applications, mobile websites and third-party platform accounts.”

Regulation of Online Transmission of Audio-Visual Programs

Pursuant to the Certain Decisions on the Entry of the Non-State-owned Capital into the Cultural Industry, and the Several Opinions on Canvassing Foreign Investment into the Cultural Sector promulgated in 2005 non-State-owned capital and foreign investors are not allowed to conduct the business of transmitting audio-visual programs via an information network. On March 23, 2021, NRTA issued the revised Administrative Provisions on Audio-Visual Program Services through Private Network and Targeted Communication, or the 2021 A/V Provisions. Pursuant to these provisions, “audio-visual program services through private network and targeted communication” refer to radio and TV program and other audio-visual program services to a targeted audience with all types of fixed or mobile electronic equipment, such as TV, cellphone, as terminal recipients, and through setting up virtual private network through local area networks and Internet or with Internet and other information networks as targeted transmission channels, including the provision of contents, integrated broadcast control, transmission and distribution, and other activities conducted by such forms as Internet protocol television (IPTV), private network mobile TV, and Internet TV. Any provider who engages in aforesaid service must obtain a license from NRTA. Foreign-invested enterprises are not allowed to engage in the above business.

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

On March 23, 2021, NRTA issued the 2021 A/V Provisions, which replaced 2016 A/V Provisions. The 2021 A/V Provisions does not explicitly regulate whether broadcasting foreign television program is permitted.

Some of the video, image and text contents on our PC websites, mobile applications, mobile websites and third-party platform accounts are foreign content and we currently do not have any approval from SAPPRFT for introducing and broadcasting foreign TV content into China and cannot assure you that we may be able to obtain such approval if required to do so. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain NRTA’s approval for introducing and broadcasting foreign television programs could have a material adverse effect on our ability to conduct our business.”

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

Regulation of Online Cultural Activities and Internet Music

The MOC promulgated the new Provisional Measures on Administration of Internet Culture on May 10, 2003, or the Internet Culture Measures, which was further amended in 2011 and 2017. The latest amended Internet Culture Measures become effect on December 15, 2017. The Internet Culture Measures apply to entities that engage in activities related to “online cultural products”. “Online cultural products” are classified as cultural products produced, disseminated and circulated via the Internet that include: (i) online cultural products specifically produced for the Internet, such as online music entertainment, network games, network performance programs, online performing arts, online artworks and online animation features and cartoons; and (ii) online cultural products that are converted from music entertainment, games, performance programs, performing arts, artworks and animation features and cartoons and disseminated via the Internet. Pursuant to the Internet Culture Measures, an entity that intends to commercially engage in any of the following types of activities are required to obtain an Online Culture Operating Permit from the applicable provincial level culture administrative authority:

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

Tianying Jiuzhou provides Internet music products on our PC websites, mobile applications, mobile websites and third-party platform accounts. As of the date of this annual report, Tianying Jiuzhou has been granted an Online Culture Operating Permit with a permitted scope including the operation of online music, art and entertainment products, art products, play performance, animation products, organization of exhibition or race of the online cultural products and performances. The Network Publication Service

License of Tianying Jiuzhou has expired, and Tianying Jiuzhou is in the process of applying for renewal of such license. There is uncertainty as to whether Tianying Jiuzhou will be able to renew such license.

In addition, to comply with the laws and regulations on the content requirements of Internet music products, our content examination team reviews the content of online music products provided on our PC websites, mobile applications, mobile websites and third-party platform accounts.

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

On February 9, 2021, CAC and other six authorities issued the Guiding Opinions on Strengthening the Standardized Management of Network Live Broadcasting, according to which, live streaming platforms that carry out business-oriented online performance activities must hold the online culture operating permit and carry out ICP filing; live streaming platforms that carry out network audio-visual program services must hold the audio-visual program transmission license (or complete the registration in the national network audio-visual platform information registration management system) and carry out ICP filing; live streaming platforms that carry internet news information service must hold Internet news information service license. Live streaming platforms shall file with local cyberspace administration office in a timely manner, and shall cancel its filing immediately after it ceases to provide live streaming services.

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

On March 12, 2022, the NDRC and MOFCOM jointly issued the Negative List for Market Access (2022 Edition), pursuant to which, market entities are prohibited from illegally conducting news media related businesses. To be specific, non-State-owned capital shall not: (i) be engaged in business of news gathering, editing and broadcasting; (ii) invest in the establishment and operation of news organizations; (iii) operate the layout, frequency, channel, column and public account of news organizations; (iv) be engaged in live broadcasting related to politics, economics, military, diplomatic or related to major social, cultural, scientific and technological, health, education, sports activities and events and other activities and events related to political discretion, direction of public opinion and value orientation; (v) introduce news released by foreign subjects; or (vi) hold forum, summit or award selection activities in the field of news and public opinion.

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

The Personal Information Protection Law (the “PIPL”) was released by the National People’s Congress Standing Committee on August 20, 2021 and became effective on November 1, 2021. The PIPL stipulates the scope of personal information and the ways of processing personal information, establishes rules for processing personal information and for transferring personal information offshore, and clarifies the individual’s rights and the processor’s obligations in the process of personal information. The PIPL specifically provides rules for processing sensitive personal information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual, as well as any personal information of a minor under the age of 14. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. A personal information processor shall inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interests.

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

According to PRC Advertisement Law and relevant rules and regulations, companies that engage in advertising activities must obtain from SAMR or its local branches a business license which specifically includes advertising within its business scope. PRC advertising laws and regulations set forth certain content requirements for advertisements in the PRC including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for their advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. The release or delivery of advertisements through the Internet shall not impair the normal use of the users. Advertisements released in pop-up forms on a webpage and other forms shall indicate the close flag in prominent manner and ensure one-key close. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to eliminate the effect of illegal advertisement. In circumstances involving serious violations, SAIC or its local branches may revoke violators’ business licenses.

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

Regulation of Anti-Monopoly

On August 30, 2007, the Standing Committee of the National People’s Congress of the PRC adopted the PRC Anti-Monopoly Law (“AML”), which took effect on August 1, 2008. Pursuant to the AML, monopolistic conduct, including entering into monopolistic agreements, abuses of dominant market position, and concentrations of undertakings that have the effect of eliminating or restricting competition, is prohibited. To further implement the AML and clarify certain issues, the State Council, the MOFCOM, the NDRC, and the SAMR issued several regulations and rules, including the Provisions on Thresholds for Prior Notification of

Concentrations of Undertakings issued by the State Council on August 3, 2008 and amended on September 18, 2018, the Interim Regulations on the Prohibition of Monopolistic Agreements issued by the SAMR on June 26, 2019, the Interim Regulations on the Prohibition of Conduct Constituting an Abuse of a Dominant Market Position issued by the SAMR on June 26, 2019, the Guiding Opinions for Declaration of Concentrations of Undertakings issued by the MOFCOM on January 5, 2009, amended on June 6, 2014, and re-issued by the SAMR on September 29, 2018, and the Interim Provisions on Reviewing Concentration of Undertakings issued by the SAMR on October 23, 2020.

On February 7, 2021, the Anti-monopoly Commission of the State Council promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines, which took effect on the same date and will operate as a compliance guidance for platform economy operators under the existing PRC anti-monopoly laws and regulations. The Anti-Monopoly Guidelines mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition.

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

On June 10, 2021, the National People’s Congress Standing Committee released the PRC Data Security Law, which became effective on September 1, 2021. The PRC Data Security Law stipulates the measures to support and promote data security and development, to establish and optimize the national data security management system, and to clarify organizations’ and individuals’ responsibilities in data security. According to the PRC Data Security Law, data processing activities shall be carried out in accordance with PRC laws and regulations, establishing and improving the data security management system of the whole process, organizing and carrying out data security education and training, and taking corresponding technical measures and other necessary measures to guarantee data security. Where data processing activities are carried out through the Internet and other information networks, the above-mentioned data security protection obligations shall be fulfilled on the basis of the hierarchical network security protection system. In carrying out data processing activities, risk monitoring shall be strengthened, and remedial measures shall be taken immediately when data security defects, loopholes and other risks are found. In the event of a data security incident, the processors of data shall take immediate measures to deal with it, inform the user in time and report to the competent authorities in accordance with relevant provisions. The processors of important data shall, in accordance with relevant provisions, carry out regular risk assessments of their data processing activities and submit risk assessment reports to the competent authorities. The PRC Data Security Law provides a national data security review system, under which data processing activities that affect or may affect national security shall be reviewed. Any organization or individual carrying out data processing activities that violates the PRC Data Security Law shall bear the corresponding civil, administrative or criminal liability depending on the specific circumstances.

On December 28, 2021, the CAC, NDRC, MIIT and other ten PRC regulatory authorities jointly issued the Cybersecurity Review Measures, effective on February 15, 2022. The Cybersecurity Review Measures require that, (i) any procurement of network products and services by critical information infrastructure operators, which affects or may affect national security, (ii) any data processing activities by network platform operators, which affects or may affect national security, or (iii) any network platform operators which has personal information of more than one million users and is going to be listed abroad, shall be subject to cybersecurity review. Since the measures were recently promulgated, there exists uncertainties with respect to their interpretation and implementation.

On July 30, 2021, the State Council issued the Regulations for the Security Protection of Critical Information Infrastructure (the “CII Regulations”), which came into effect on 1 September 2021. Pursuant to the CII Regulations, “critical information infrastructures” refers to important network facilities and information systems of important industries and sectors such as public communications and information services, energy, transport, water conservation, finance, public services, e-government, and science and technology industry for national defense, as well as other important network facilities and information systems that may seriously endanger national security, national economy and citizen’s livelihood and public interests if they are damaged or suffer from malfunctions, or if any leakage of data in relation thereto occurs. Competent authorities as well as the supervision and administrative authorities of the above-mentioned important industries and sectors are responsible for the security protection of critical information infrastructures (the “Protection Authorities”). The Protection Authorities will establish the rules for the identification of critical information infrastructures based on the particular situations of the industry and report such rules to the public security department of the State Council for record. The following factors must be considered when establishing identification rules: (i) the importance of network facilities and information systems to the core businesses of the industry and the sector; (ii) the harm that may be brought by the damage, malfunction or data leakage of, the network facilities and information systems; and (iii) the associated impact on other industries and sectors. The Protection Authorities are responsible for organizing the identification of critical information infrastructures in their own industries and sectors in accordance with the identification rules, promptly notifying the operators of the identification results and reporting to the public security department of the State Council.

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

Since some of these laws and regulations were recently promulgated, there exists uncertainties with respect to their interpretation and implementation, our failure to comply with such laws and regulations could result in proceedings against us by competent authorities or others. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We are subject to a variety of laws and other obligations regarding data security and personal information protection in China, and our failure to comply with any of them could result in proceedings against us by governmental entities or others and harm our public image and reputation, which could have a material adverse effect on our business, results of operations and financial condition.”

Regulation of Internet Copyrights

In order to address copyright issues relating to the Internet, in December 2020, the PRC Supreme People’s Court adopted the Provisions on Certain Issues Concerning the Applicable Laws in the Trial of Civil Cases Involving Disputes over Infringement of the Right of Dissemination through Information Networks, or the Provisions, which provides that the courts will require ICP service providers to remove not only links or content that have been specifically mentioned in the notices of infringement from right holders, but also links or content they “should have known” to contain infringing content. The Provisions further provide that where an ICP service provider has directly obtained economic benefits from any content made available by an Internet user, it has a higher duty of care with respect to Internet users’ infringement of third-party copyrights.

The Standing Committee of National People’s Congress issued the Copyright Law of the PRC, or the Copyright Law, in 1990 and amended it in 2001, 2010 and 2020, respectively. The latest amended Copyright Law became effect on June 1, 2021, pursuant to which, relevant provisions on copyright protection in cyberspace have been further improved, the description of “cinematographic works or works created using methods similar to film making” are revised as “audio-visual works”. According to the Copyright Law, an infringer may be subject to various consequences, which include stopping the infringement, eliminating the damages, apologizing to the copyright owners and compensating the loss of copyright owners, etc. Besides, the Copyright Law further provides that the infringer shall make compensation the on the basis of the actual loss suffered by the copyright owner or the illegal income received by the infringer, where the owner’s actual loss or the infringer’s illegal income is difficult to determine, the compensation shall be referred to the royalties. For deliberate infringement upon copyright and related rights, which constituted severe nature, compensation may be paid ranging from one time to five times the amount determined by the aforesaid methods. Where the owner’s actual loss, the infringer’s illegal or the royalties is difficult to determine, the people’s court shall, on the basis of the seriousness of the infringement, decide the amount of compensation which consists of the reasonable expenses paid by the copyright owner for right protection ranging from RMB500 to RMB500,000.

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

Our content licensors and users have entered into agreements with us in which they make an undertaking not to provide or upload any contents that may have infringed on the copyright of any third parties. However, we cannot ensure you that our content licensors or users who upload contents to our PC websites, mobile applications and mobile websites will not infringe on the copyright of any third parties and we could delete any infringed contents in a time manner or at all. We may be consequently subject to copyright infringement claims arising thereof. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have been and expect we will continue to be exposed to intellectual property infringement and other claims, including claims based on content posted on our PC websites, mobile applications, mobile websites and third-party platform accounts, which could be time-consuming and costly to defend and may result in substantial damage awards and/or court orders that may prevent us from continuing to provide certain of our existing services.”

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

We understand that the aforesaid registration requirement under SAFE Circular 37, SAFE Circular 13 and the relevant implementing rules do not apply to our PRC subsidiaries or our PRC resident beneficial owners due to the following reasons: (i) our company was incorporated and controlled by Phoenix TV, a Hong Kong listed company, rather than any PRC residents defined under SAFE Circular 37, (ii) none of the former or current shareholders of the VIEs in China established or acquired interest in our company by injecting the assets of, or equity interests in, the VIEs, and (iii) before the public listing of our ADSs all of our PRC resident beneficial owners obtained interest in our company through exercise of options granted to them under our share incentive plan. However, we cannot assure you that SAFE or its local branch would hold the same opinion with us and the relevant government authorities have broad discretion in interpreting these rules and regulations. See “Item 3. Key Information—D. Risk Factors—Risk Relating to Doing Business in China—If the PRC government finds that our PRC beneficial owners are subject to the SAFE registration requirement under SAFE Circular 37 and the relevant implementing rules and our PRC beneficial owners fail to comply with such registration requirements, such PRC beneficial owners may be subject to personal liability, our ability to acquire PRC companies or to inject capital into our PRC subsidiaries may be limited, our PRC subsidiaries’ ability to distribute profits to us may be limited, or our business may be otherwise materially and adversely affected.”

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

On December 24, 2021, CSRC issued the draft Administrative Provisions of the State Council on Overseas Issuance and Listing of Securities by Domestic Enterprises (the “Draft Administrative Provisions”) and the draft Administrative Measures for the Record-Filings of Overseas Issuance and Listing of Securities by Domestic Enterprises (the “Draft Filing Measures”) for public comments. The Draft Administrative Provisions clarify the responsibilities of the CSRC to supervise the activities of “overseas issuance and listing of securities by domestic enterprises”, and that overseas issuance and listing of domestic enterprises shall be subject to the filing procedures with the CSRC, as well as the regulatory requirements for the overseas issuance and listing of domestic enterprises. The Draft Filing Measures, as a supporting rule to the Draft Administrative Provisions, detailed the main procedures of record-filing management of domestic enterprises’ overseas issuance and listing. Pursuant to the Draft Administrative Provisions, domestic enterprises seeking overseas listing or issuance of securities directly or indirectly will both be required to go through filing procedures and report relevant information to the securities regulatory authority under the State Council. A “direct” issuance and listing of securities by a domestic enterprise refers to the overseas issuance of securities or overseas securities listing for trading by a company limited by shares incorporated in the PRC. An “indirect” issuance and listing of securities by a domestic enterprise refers to that, enterprises whose main business activities are in the PRC, in the name of overseas enterprises, issue securities overseas or list overseas based on the equity, assets, income or other similar rights and interests of domestic enterprises. Domestic enterprises seeking overseas listing or issuance of securities should operate in compliance with laws and regulations on foreign investment, state-owned asset management, industry supervision, and overseas investment. On April 2, 2022, CSRC issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Confidentiality and Archives Administration Provisions”) for public comment, according to which, a domestic company that seeks to offer and list its securities in an overseas market shall strictly abide by applicable PRC laws and regulations, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. The “domestic company” may refer to either one of the following entities: a domestic joint-stock company listed in an overseas market via direct offering, or a domestic operational entity of a company listed in an overseas market via indirect offering. As such Draft Administrative Provisions, the Draft Filing Measures and the Draft Confidentiality and Archives Administration Provisions have not been adopted and it remains unclear whether the formal version to be adopted in the future will have any further material changes, it is uncertain how such provisions and measures will be enacted, interpreted or implemented.

Uncertainties exist as to how these laws and regulations will be interpreted and implemented, and how these draft provisions or measures will be adopted, failure to obtain these approvals, if required, could have a material adverse effect on us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval, filing or other requirements of the CSRC, CAC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas. Our failure to obtain these approvals, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.”

C.	Organizational Structure

Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our subsidiaries, the VIEs and their subsidiaries which are significant subsidiaries as defined in rule 1-02(w) of Regulation S-X:

Aligned with our business strategies, we have made the following investments in subsidiaries, affiliates and other business alliance partners in various Internet-related businesses.

Despite holding 71.8% of the equity interest in Phoenix FM before April 2020, we accounted for our investment in Phoenix FM as an equity method investment since we did not control Phoenix FM due to substantive participating rights that had been provided to other shareholders of Phoenix FM. We had fully written down the entire investment in Phoenix FM in 2015. In April 2020, other shareholders of Phoenix FM transferred all of their investment in Phoenix FM to us and Phoenix FM became a wholly owned subsidiary of us.

As of December 31, 2019, we had loan receivable of approximately RMB9.8 million due from FM Beijing, which had been fully impaired in 2015. In April 2020, through a series of debt restructuring transactions, we acquired 19.99% of the equity interest in FM Beijing. In August 2020, we acquired 6.04% equity interest in Humanistic Intelligence through a share exchange transaction related to FM Beijing, and recognized a gain of RMB6.0 million from the transaction, which was included in the income/(loss) from equity method investments, net of impairment item in the consolidated statements of comprehensive income/(loss) of 2020. As the investment in Humanistic Intelligence is redeemable at the option of us, it is not considered in-substance common stock but considered debt securities. Our investment in Humanistic Intelligence is classified as available-for-sale debt investments and reported at fair value. As of December 31, 2021, the fair value of investment in Humanistic Intelligence was RMB6.0 million (US$0.9 million).

In 2014 and 2015, we entered into a series of transactions and acquired Particle’s convertible redeemable preferred shares and ordinary shares. Particle operates Yidian, a personalized news and life-style information application in China that allows users to define and explore desired content on their mobile devices.

On March 22, 2019, we entered into a share purchase agreement with Run Liang Tai and entered into the Particle Supplemental Agreement with Run Liang Tai on July 23, 2019, for the proposed sale of 34% equity interest of Particle on an as-if converted basis. According to the Particle Supplemental Agreement, we agreed to sell 212,358,165 shares with the total purchase price of US$448 million. In addition, we agreed that Run Liang Tai may pay the purchase price in several installments and deliver the preferred shares of Particle to Run Liang Tai in batches. We completed delivery of the first batch of 94,802,752 Particle shares to Run Liang Tai pursuant to the Particle Supplemental Agreement and received consideration of US$200 million for such shares and recognized a gain on disposal of available-for-sale debt investments of RMB1,001.2 million in the consolidated statements of comprehensive income/(loss) in 2019, and we have received a further deposit of US$50 million for the second batch of preferred shares of Particle to be delivered to Run Liang Tai in or before August 2020. In August 2020, we signed a new share purchase agreement, or the New SPA, with Run Liang Tai. Under the New SPA, the rights and obligations of both Run Liang Tai and us with respect to the second batch of shares under the previous agreements were terminated, and instead, we agreed to sell 140,248,775 shares of Particle as the second batch of preferred shares of Particle to Run Liang Tai at a total purchase price of US$150 million. On August 10, 2020, Run Liang Tai paid approximately US$99.3 million to us under the New SPA, which represents the difference between the total purchase price and the US$50 million deposit already paid to us under the previous agreements plus certain other accrued interests. The transaction was closed on October 19, 2020 and we recognized a gain on disposal of available-for-sale debt investments of RMB477.3 million in the consolidated statements of comprehensive income/(loss) in 2020. In August 2020, we acquired 4,584,209 Series D1 preferred shares of Particle from Run Liang Tai, which were previously pledged to the Company to secure the repayment of an interest-free loan with the principal of approximately US$9.7 million granted by the Company to Run Liang Tai. As of the date of this annual report, we held 4,584,209 Series D1 convertible redeemable preferred shares of Particle, which had been accounted for as available-for-sale debt investments, representing an aggregate of approximately 0.60% equity interest in Particle on an as-if converted basis (which reflected the completion of the issuance of additional shares under Particle’s share incentive plan). The fair value of our available-for-sale debt investments in Particle was RMB23.4 million (US$3.7 million) as of December 31, 2021.

In December 2018, we acquired a 25.5% equity interest in Yitian Xindong with a consideration of RMB144.1 million and started to consolidate Yitian Xindong in our financial statements since December 28, 2018. In March 2019, we acquired another 25.5% equity interest in Yitian Xindong with a consideration of RMB144.1 million and held a total of 51.0% equity interest in and a 51.0% voting rights of Yitian Xindong and continued to consolidate Yitian Xindong’s financial statements. In May 2020, we sold all of our equity interests in Yitian Xindong to other investors for a total price of RMB313.6 million in cash. The disposal of Yitian Xindong was qualified for reporting as a “discontinued operation” in our financial statements. See “Item 5. Operating and Financial Review and Prospects — Overview” for further details on the relevant accounting treatment.

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

In November 2018, we acquired a 10% equity interest in Yitong Technology, by investing in newly issued shares of Yitong Technology with a total consideration of RMB13.0 million. Yitong Technology mainly engages in big data application development and operation in China. As our equity investment in Yitong Technology has preferred liquidation rights, it is not considered as in-substance common stock, and should be measured at fair value, with changes in the fair value recognized through net income/(loss). As the investments in Yitong Technology lack readily determinable fair values, we elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. As of December 31, 2021, the carrying value of our equity investment in Yitong Technology was RMB13.0 million (US$2.0 million).

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

In May 2020, our board of directors approved an investment program in selected venture capital funds, according to which, we signed the relevant agreements in relation to a total amount of RMB90.0 million investments and acquired partnership interests in three funds. As of December 31, 2021, we made a total of RMB81.0 million (US$12.7 million) investments in these three funds. Investments in two of such funds with total considerations of RMB60.0 million were accounted for under equity method as significant influence could be imposed by us, and the investment in the other fund of RMB21.0 million was accounted for using the net asset value as a practical expedient under ASC 820. The carrying value of investments in the three funds as of December 31, 2021 were RMB83.1 million (US$13.0 million). As of March 31, 2022, we have already made investments in these three funds with a total amount of RMB90.0 million (US$14.1 million).

In December 2020, we acquired, through Tianying Jiuzhou, approximately 3.7773% partnership interests in Kesheng Jiada with a consideration of RMB10.0 million, representing 1.0% indirect equity interests in 4K Garden, a company that focuses on developing 4K ultra HD content ecosystem and related technology and 5G+ ultra HD application technology platform. Kesheng Jiada is a special purpose vehicle that holds equity interests in 4K Garden. As the investments in Kesheng Jiada lack readily determinable fair values, we elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. In January 2021, we acquired additional 1.8886% partnership interests in Kesheng Jiada, representing 0.5% indirect equity interests in 4K Garden, with a consideration of RMB5.0 million (US$0.8 million). As of December 31, 2021, the carrying value of the equity investment was RMB15.0 million (US$2.4 million).

In addition, we previously invested in several other businesses. After considering the operating results of these entities and the likelihood of recovering value from such investments, our equity interests in these businesses have been fully impaired and we have fully written off our entire investments in these entities.

Contractual Arrangements with the VIEs

Phoenix New Media limited is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries in China and through contractual arrangements with the VIEs based in China. Foreign investment in the Internet and mobile services industries is currently prohibited or restricted in China. As a Cayman Islands company, we do not qualify to conduct these businesses under PRC regulations. See “—B. Business Overview—Regulatory Matters.” As a result, our business in China is operated through contractual arrangements with the VIEs.

We do not have any equity interests in Tianying Jiuzhou, Fenghuang Ronghe, or Chenhuan or their subsidiaries. However, as a result of these contractual arrangements, we are the primary beneficiary of each of Tianying Jiuzhou, Fenghuang Ronghe and Chenhuan (including their respective subsidiaries) and account for them as the VIEs under U.S. GAAP. Outstanding equity interests in Tianying Jiuzhou are held by Haiyan Qiao and Ximin Gao. Outstanding equity interests in Fenghuang Ronghe are held by Ming Zou and Xiaojia Wang. Outstanding equity interests in Chenhuan are held by Ming Chen and Yansheng He. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of the VIEs may have potential conflicts of interest with us.”

We have consolidated the financial results of each of Tianying Jiuzhou, Fenghuang Ronghe and Chenhuan and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. In 2021, Tianying Jiuzhou and its subsidiaries accounted for 37.9% of our total revenues, Fenghuang Ronghe and its subsidiaries accounted for 3.3% of our total revenues, and Chenhuan and its subsidiaries accounted for 3.5% of our total revenues.

These contractual arrangements may not be as effective as ownership in providing us with control over the VIEs. If the VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties regarding the interpretation and enforcement of the relevant laws and regulations. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest. See “Item 3. Key Information—D.

Risk Factors—We rely on contractual arrangements with the VIEs in China, and their shareholders, for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interests.”

All of these contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements will be resolved through arbitration in China. As a result, uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit our ability, as a Cayman holding company, to enforce these contractual arrangements.

Overview of the Contractual Arrangements

The contractual arrangements among Fenghuang On-line, Qieyiyou, the VIEs and the shareholders of the VIEs enable us to:

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

Agreements that Transfer Economic Benefits to Us

Exclusive Technical Consulting and Service Agreements. Under the exclusive technical consulting and service agreements between Fenghuang On-line and each of Tianying Jiuzhou and Fenghuang Ronghe, or the Fenghuang On-line Technical Service Agreements, Fenghuang On-line has the exclusive right to provide designated technical and consulting services to the VIEs, including developing and upgrading various software, developing system technology, maintaining operational hardware and providing various training and consulting services, among other services. Third parties may only be engaged to provide the designated services to the VIEs under limited circumstances that are within the control of Fenghuang On-line.

The Fenghuang On-line Technical Service Agreements also transfer all of the economic benefit of intellectual property created by the relevant VIEs to Fenghuang On-line. To the extent that the relevant VIEs jointly develop business-related technologies with Fenghuang On-line or are entrusted by Fenghuang On-line to develop business-related technologies, the ownership and patent application rights for such technologies are vested in Fenghuang On-line. To extent that the relevant VIEs develop business-related technologies independently, the relevant VIEs are required to promptly notify Fenghuang On-line of such technologies, and Fenghuang On-line has the right to purchase each such technology for RMB1 or the minimum purchase price permitted by then applicable law, or otherwise has priority rights with respect to any transfer or license of such technologies. In addition, Fenghuang On-line controls the patent applications of any business-related technologies created by the relevant VIEs.

The term of each Fenghuang On-line Technical Service Agreements is indefinite unless terminated by Fenghuang On-line by providing prior written notice to the relevant VIE. The Fenghuang On-line Technical Service Agreements provide that the relevant VIEs cannot terminate such agreements under any circumstances or on any ground unless otherwise provided for by law.

The Fenghuang On-line Technical Service Agreements provide that any disputes shall be resolved by the parties through negotiation, and if the parties cannot reach an agreement within thirty days, the dispute shall be submitted to the China International Economic and Trade Arbitration Commission in Beijing. The arbitral awards shall be final and binding upon both parties.

Qieyiyou and Chenhuan have entered into an exclusive technical consulting and service agreement, or Qieyiyou Technical Service Agreements (collectively with Fenghuang On-line Technical Service Agreements as the Technical Service Agreements). The Qieyiyou Technical Service Agreements contains terms substantially similar to the Fenghuang On-line Technical Service Agreements described above.

Pursuant to the Technical Service Agreements, the VIEs have each agreed to pay to Fenghuang On-line or Qieyiyou an amount equal to a certain percentage of their respective annual revenues, plus a special service fee for certain services rendered by Fenghuang On-line or Qieyiyou at the request of the relevant VIE. However, the Technical Service Agreements also provide that notwithstanding such agreement as to payment, the actual amount of the service fee may be adjusted upon mutual agreement of the parties. Historically, the VIEs have deducted relevant costs and expenses from the amount that is subject to the service fee payment. In 2019, 2020 and 2021, the VIEs transferred technical service fees of RMB43.3 million, RMB17.4 million and RMB16.8 million (US$2.6 million), respectively, to Fenghuang On-line and Qieyiyou and their subsidiaries.

Agreements that Provide Us with Effective Control and Grant Fenghuang On-line and Qieyiyou an Exclusive Option to Purchase all of the Equity Interests in the Respective VIEs When and to the Extent Permitted Under PRC Laws

Voting Right Entrustment Agreements. Each of the Tianying Jiuzhou and Fenghuang Ronghe, their respective shareholders and Fenghuang On-line have entered into a voting right entrustment agreement. Pursuant to the voting right entrustment agreements the shareholders of each relevant VIE have granted a person designated by Fenghuang On-line, or the trustee, the right to exercise their rights as shareholders, including all voting rights, as well as rights to attend and propose the convening of shareholder meetings. Under the voting right entrustment agreements, the respective trustees have the right to access all information regarding the relevant VIE’s operation, business, clients, finances and employees, as well as their financial, business and corporate documentation.

The term of each voting right entrustment agreement is indefinite unless both parties agree to terminate the agreement in writing, or unless Fenghuang On-line decides in its discretion to terminate the relevant agreement after the relevant VIE or one of its shareholders breaches the agreement and such breach is not remedied within ten days of receipt of written notice. The voting right entrustment agreements provide that the relevant VIEs cannot terminate such agreements under any circumstances or on any ground unless otherwise provided for by law.

The voting right entrustment agreements provide that any disputes shall be resolved by the parties through negotiation, and if the parties cannot reach an agreement within thirty days, the dispute shall be submitted to the China International Economic and Trade Arbitration Commission in Beijing. The arbitral awards shall be final and binding upon both parties.

Qieyiyou, Chenhuan and each of the shareholders of Chenhuan have entered into a voting right entrustment agreement. The voting right entrustment agreement contains terms substantially similar to the voting right entrustment agreement relating to Fenghuang On-line described above.

Exclusive Equity Option Agreements. Each of the Tianying Jiuzhou and Fenghuang Ronghe, their respective shareholders and Fenghuang On-line have entered into an exclusive equity option agreement, or equity option agreement, pursuant to which Fenghuang On-line has an irrevocable, unconditional and exclusive option to purchase, or to designate other persons to purchase from the shareholders, to the extent permitted by applicable PRC laws, rules and regulations, all of the equity interests in the VIEs. Fenghuang On-line may acquire all of the equity interests in the relevant affiliated entity through one purchase or a series of purchases, the timing, manner and frequency of which are in Fenghuang On-line’s discretion. The purchase price for the entire equity interest is to be calculated based on the paid-up amount of the relevant equity interest or the minimum price permitted by applicable PRC laws, rules and regulations. In addition, the amount borrowed by the respective shareholders from Fenghuang On-line for making the capital contributions to the relevant VIEs under the loan agreements, as described in “—Loan Agreements,” shall offset the purchase price paid for any transfer of equity interests from the respective shareholders to Fenghuang On-line or be immediately repaid by such shareholders in accordance with the terms of the loan agreement.

Under the equity option agreements, the shareholders have agreed that, without Fenghuang On-line’s written consent, they will not take certain actions, including transferring any of their equity interests in the relevant VIEs, disposing or causing the relevant VIEs’ management to dispose of any of the entities’ tangible or intangible assets, terminating any material agreement to which the relevant VIEs are party, appointing or removing any of the relevant VIEs’ directors, supervisors or management members, causing or endorsing the declaration or actual distribution of any profit, bonus, dividends or interests of the relevant VIEs, or causing or endorsing any lending or borrowing or provision of any guarantee or creation of any other security interest other than in the normal course of business, among other actions.

The term of each equity option agreement will expire when all of the equity interests in the relevant VIEs have been duly transferred to Fenghuang On-line or its designated representative. In addition, the equity option agreements provide that neither of the relevant VIEs nor their shareholders may terminate such agreements under any circumstances or on any ground.

The equity option agreements provide that any disputes shall be resolved by the parties through negotiation, and if the parties cannot reach an agreement within thirty days, the dispute shall be submitted to the China International Economic and Trade Arbitration Commission in Beijing. The arbitral awards shall be final and binding upon both parties.

Qieyiyou, Chenhuan and each of the shareholders of Chenhuan have entered into an exclusive equity option agreement. The exclusive equity option agreement contains terms substantially similar to the exclusive equity option agreement relating to Fenghuang On-line described above.

Loan Agreements. Pursuant to the loan agreements among Fenghuang On-line and the respective shareholders of Tianying Jiuzhou and Fenghuang Ronghe, Fenghuang On-line granted interest-free loans to the shareholders of the relevant VIEs in an amount equal to their respective paid-in capital contribution in the relevant VIEs. The loans can be repaid only with proceeds from the sale of all of the respective shareholder’s equity interests in the applicable VIE to Fenghuang On-line or its designated representatives pursuant to the applicable equity option agreement.

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

Qieyiyou and the shareholders of Chenhuan have entered into a loan agreement. The loan agreement contains terms substantially similar to the loan agreement relating to Fenghuang On-line described above.

Equity Pledge Agreements. Each of Tianying Jiuzhou and Fenghuang Ronghe, their respective shareholders and Fenghuang On-line, have entered into an equity pledge agreement. Under the equity pledge agreements, the shareholders have pledged their respective equity interests in the relevant VIEs to Fenghuang On-line to secure the performance of the obligations of the relevant VIEs and the shareholders under the applicable technical service agreements, voting right entrustment agreements, equity option agreements and loan agreements, including, among others, the payment of the service fees, the entrustment of the shareholders’ voting rights in the VIEs, the conditional transfer of the shareholders’ equity interests in the VIEs and the repayment of the shareholder loans with proceeds from the transfer of the shareholders’ equity interests, respectively. In addition, the shareholders of Chenhuan and Qieyiyou have also entered into an equity pledge agreement, or Qieyiyou Equity Pledge Agreement, which is substantially similar to the equity pledge agreements of Tianying Jiuzhou and Yifeng Lianhe except that the amount of such guarantee under the Qieyiyou Equity Pledge Agreement is limited to an amount equal to the shareholders’ respective capital contribution in the Chenhuan, the Qieyiyou Equity Pledge Agreement contains terms substantially similar to the equity pledge agreement relating to Fenghuang On-line.

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

We have been advised by our PRC legal counsel, Zhong Lun Law Firm, that our organizational structure in China (including our corporate structure and our contractual arrangements with the VIEs) complies with all applicable PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations. However, there are uncertainties regarding the interpretation and application of the relevant PRC laws, rules and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not take a view that is contrary to the opinion of our PRC legal counsel. Our PRC legal counsel has further advised that if a PRC government authority determines that our corporate structure, the contractual arrangements or the reorganization to establish our current corporate structure violates any applicable PRC laws, rules or regulations, the contractual arrangements will become invalid or unenforceable, and we could be subject to severe penalties and required to obtain additional governmental approvals from the PRC regulatory authorities. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in Internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we would be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could limit the protections available to you and us.”

Our Relationship with Phoenix TV

We are currently a subsidiary of Phoenix TV, the leading Hong Kong-based satellite TV network broadcasting Chinese language content globally and into China. Phoenix TV owned 54.5% of our outstanding ordinary shares and 60.9% of the voting power of our ordinary shares as of March 31, 2022. Phoenix TV first reported its new media business as one of its business segments in its annual report submitted to the Hong Kong Stock Exchange for the year ended December 31, 2007.

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

According to iResearch, our number of PC monthly unique visitors was 106 million in December 2021 and we have ranked second among all Internet portals in China in terms of monthly unique visitors in December 2021. We earn revenues from advertising and paid services, which accounted for 90.3% and 9.7% of our total revenues, respectively, in 2021.

We recognize revenues from our advertising services on a net basis, after deducting the agency service fees we pay to advertising agencies and the VAT and the cultural development fee. We provide advertising services through PC channel and mobile channel, which accounted for 30.0% and 70.0% of our net advertising revenues, respectively, in 2021. We see mobile devices as the primary gateway for news and other media content consumption going forward. In recent years, we have taken steps to optimize our business model by shifting our revenue mix towards our mobile channels. By continuing to strengthen our core competencies of content production capability, dedication to serious journalism and cutting-edge technology, we believe that we will be better positioned to capitalize on emerging opportunities as increasing numbers of consumers in China use Internet-enabled mobile devices to consume news and other media content.

We offer a wide variety of paid services primarily through our mobile channel and operations with the telecom operators and other third parties. Prior to 2021, our paid services revenues were primarily generated from (i) paid contents, which includes digital reading, audio books, paid videos, and other content-related sales activities, (ii) games, which includes web-based games and mobile games, (iii) MVAS, and (iv) others. Beginning from January 1, 2021, MVAS, games and others are referred to collectively as E-commerce and others. For comparison purposes, the revenues from paid services for the years ended December 31, 2019 and 2020 have been retrospectively re-classified into revenues from paid contents and revenues from E-commerce and others. We derived 43.0%, and 57.0% of our paid services revenues, respectively, from our paid contents, and E-commerce and others in 2021. Our paid services revenues increased from RMB95.8 million in 2020 to RMB100.3 million (US$15.7 million) in 2021, mainly caused by the increase in revenues from E-commerce and revenues from licensing fees related to audio books.

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

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our principal accounting policies and related judgments, see “Notes to Consolidated Financial Statements – Note 2 Principal Accounting Policies”.

Allowance for Credit Losses

The allowance for credit losses represents our estimate of the expected lifetime credit losses inherent in accounts receivable as of the balance sheet date. The adequacy of our allowance for credit losses, the assumptions and models used in establishing the allowance are evaluated regularly. Because credit losses can vary substantially over time, estimating credit losses requires a number of assumptions about matters that are uncertain. Changes in assumptions affect our operating expenses on our consolidated statements of comprehensive income/(loss) and the allowance for credit losses contained within our accounts receivable, net on our consolidated balance sheets. See Note 6 of the Notes to the Financial Statements for more information regarding allowance for credit losses.

Nature of Estimates Required. We estimate the allowance for credit losses for receivables that share similar risk characteristics based on a collective assessment using a combination of measurement models and management judgment. The models consider factors such as historical trends in credit losses, recent portfolio performance, and forward-looking macroeconomic conditions. If we do not believe the models reflect lifetime expected credit losses for the portfolio, an adjustment is made to reflect management judgment regarding qualitative factors including economic uncertainty, observable changes in portfolio performance, and other relevant factors.

Assumptions Used. The provision for credit losses is estimated mainly based on past collection experience as well as consideration of current and future economic conditions and changes in our collection trends. We estimate the expected credit losses for financial assets with similar risk characteristics on a pool basis. The key assumptions used in the process of estimating the provision for credit losses include portfolio composition, loss severity and recoveries, and application of macroeconomic forecasts. The estimate of expected credit losses is sensitive to our assumptions in these factors. When one of our estimates of loss severity and recoveries and macroeconomic forecasts decreased/increased by 5% while holding all other estimates constant, there would be no significant impact to our consolidated results of operations.

Our estimate of the key assumptions did not change significantly throughout the periods presented.

Income Taxes

Nature of Estimates Required. We must make estimates and apply judgment in determining the provision for income taxes for financial reporting purposes. We make these estimates and judgments primarily in the following areas: (i) the calculation of tax credits, (ii) the calculation of differences in the timing of recognition of revenue and expense for tax reporting and financial statement purposes, as well as (iii) the calculation of interest and penalties related to uncertain tax positions. Changes in these estimates and judgments may result in a material increase or decrease to our tax provision, which would be recorded in the period in which the change occurs.

Assumptions and Approach Used. We are subject to the income tax laws and regulations of the jurisdictions in which we operate. These tax laws and regulations are complex and involve uncertainties in the application to our facts and circumstances that may be open to interpretation. We recognize benefits for these uncertain tax positions based upon a process that requires judgment regarding the technical application of the laws, regulations, and various related judicial opinions. If, in our judgment, it is more likely than not (defined as a likelihood of more than 50%) that the uncertain tax position will be settled favorably for us, we estimate an amount that ultimately will be realized. This process is inherently subjective since it requires our assessment of the probability of future outcomes. We evaluate these uncertain tax positions on a quarterly basis, including consideration of changes in facts and circumstances, such as new regulations or recent judicial opinions, as well as the status of audit activities by taxing authorities. Changes to our estimate of the amount to be realized are recorded in our provision for income taxes during the period in which the change occurred.

We must also assess the likelihood that we will be able to recover our deferred tax assets against future sources of taxable income and reduce the carrying amount of deferred tax assets by recording a valuation allowance if, based on all available evidence, it is more likely than not that all or a portion of such assets will not be realized.

This assessment, which is completed on a taxing jurisdiction basis, takes into account various types of evidence, including the following:

•

Nature, frequency, and severity of current and cumulative net operating losses. A pattern of objectively measured recent net operating losses is heavily weighted as a source of negative evidence. We generally consider cumulative pre-tax losses in the three-year period ending with the current quarter to be significant negative evidence regarding future profitability. We also consider the strength and trend of earnings, as well as other relevant factors. In certain circumstances, historical information may not be as relevant due to changes in our business operations;

•

Sources of future taxable income. Future reversals of existing temporary differences are heavily weighted sources of objectively verifiable positive evidence. Projections of future taxable income exclusive of reversing temporary differences are a source of positive evidence only when the projections are combined with a history of recent profits and can be reasonably estimated. Otherwise, these projections are considered inherently subjective and generally will not be sufficient to overcome negative evidence that includes relevant cumulative losses in recent years, particularly if the projected future taxable income is dependent on an anticipated turnaround to profitability that has not yet been achieved. In such cases, we generally give these projections of future taxable income no weight for the purposes of our valuation allowance assessment; and

•

Tax planning strategies. If necessary and available, tax planning strategies could be implemented to accelerate taxable amounts to utilize expiring carryforwards. These strategies would be a source of additional positive evidence and, depending on their nature, could be heavily weighted.

In assessing the realizability of deferred tax assets, we consider the trade-offs between cash preservation and cash outlays to preserve tax credits. However, the ultimate realization of our deferred tax assets is subject to a number of variables, including our future profitability within relevant tax jurisdictions, and future tax planning and the related effects on our cash and liquidity position. Accordingly, our valuation allowances may increase or decrease in future periods.

For additional information regarding income taxes, see Note 16 of the Notes to the Financial Statements.

Description of Key Statement of Comprehensive Income/(Loss) Items

Revenues

The following table sets forth the principal components of our total revenues by amount and by percentage of total revenues for the years presented.

	For the Years Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Revenues:
Net advertising revenues	1,194,761	90.0	1,113,017	92.1	930,025	145,941	90.3
Paid services revenues	133,020	10.0	95,828	7.9	100,306	15,740	9.7
Total revenues	1,327,781	100.0	1,208,845	100.0	1,030,331	161,681	100.0

We derive our revenues from advertising services and paid services.

Advertising Services. Our net advertising revenues accounted for 90.0%, 92.1% and 90.3% of our total revenues in 2019, 2020 and 2021, respectively. We generate our net advertising revenues from payments made by advertisers to place their advertisements on our ifeng.com, mobile Internet websites i.ifeng.com and our mobile applications in different formats over a particular period of time. Such formats generally include but are not limited to banners, newsfeed, videos, text-links, logos, buttons and rich media.

Advertisers purchase our advertising services primarily through third-party advertising agencies. Currently the advertising business has three main types of pricing models, consisting of the CPD model, the CPM model, and the CPC model. We recognize advertising revenues on a net basis after deducting service fees earned by advertising agencies and the VAT and the cultural development fee.

We also earn advertising revenues from related parties, including Phoenix TV, for joint TV and online advertising solutions which we provide together with Phoenix TV to certain Phoenix TV advertising customers, China Mobile Communication Corporation, or China Mobile, and our investees for online advertising services. We also record these revenues as net advertising revenues earned from related parties. Our net advertising revenues earned from related parties accounted for 4.2%, 3.4% and 3.1% of our net advertising revenues in 2019, 2020 and 2021, respectively.

Paid Services. Our paid services revenues contributed 10.0%, 7.9% and 9.7% of our total revenues in 2019, 2020 and 2021, respectively. The following table sets forth our paid services offerings and their respective contributions to our paid services revenues and total revenues in 2019, 2020 and 2021, respectively.

	For the Years Ended December 31,
	% of Paid Services Revenues			% of Total Revenues
Paid Services Revenues*	2019	2020	2021	2019	2020	2021
Paid contents
Digital reading, audio books, paid videos, and other content-related sales activities	53.5	48.2	43.0	5.3	3.8	4.2
E-commerce and others
E-commerce, games, MVAS and others	46.5	51.8	57.0	4.7	4.1	5.5

Note:

*

Prior to 2021, paid services revenues comprised of (i) revenues from paid contents, which included digital reading, audio books, paid videos, and other content-related sales activities, (ii) revenues from games, which included web-based games and mobile games, (iii) revenues from MVAS, and (iv) revenues from others. Beginning from January 1, 2021, MVAS, games and others are referred to collectively as E-commerce and others. For comparison purposes, the revenues from paid services for the years ended December 31, 2019 and 2020 have been retrospectively re-classified into revenues from paid contents and revenues from E-commerce and others.

These revenues were recorded either on gross or net basis depending on the nature of the services that we provided to the customers.

Our paid services revenues generated from China Mobile, a related party, accounted for 45.5%, 31.8% and 29.7% of our paid services revenues in 2019, 2020 and 2021, respectively. We generated paid services revenues of RMB60.5 million, RMB30.5 million and RMB29.8 million (US$4.7 million) from providing services to customers of China Mobile and collecting fees through arrangements with China Mobile in 2019, 2020 and 2021, respectively. The decrease in paid services revenues with China Mobile was primarily due to a decrease in the MVAS revenues mainly resulting from the decline in users’ demand for services provided through telecom operators in China.

VAT and Related Surcharges. We are subject to VAT and related surcharges on the revenues earned for services provided in the PRC. The primary applicable rate of VAT is 6.0% for the years ended December 31, 2019, 2020 and 2021. Related surcharges mainly comprised of urban maintenance and construction tax and education surcharges. The urban maintenance and construction tax are charged at 7%, 5% or 1% of the amount of VAT actually paid depending on where the taxpayer is located. Education surcharges are charged at 3% of the amount of VAT actually paid and local education surcharges are charged at 2% or 1% of the amount of VAT actually paid depending on where the taxpayer is located. We are also subject to a cultural development fee on the provision of advertising services in the PRC and the applicable tax rate decreased from 3% of the net advertising revenues before July 1, 2019 to 1.5% of the net advertising revenues since July 1, 2019, valid until December 31, 2024. The VAT and the cultural development fee are recorded as a reduction item of revenues in the consolidated statements of comprehensive income/(loss). The urban maintenance and construction tax, education surcharges and local education surcharges are recorded in the cost of revenues in the consolidated statements of comprehensive income/(loss).

Cost of Revenues

Our cost of revenues consists primarily of (1) revenue sharing fees, including service fees retained by mobile telecommunications operators, and revenue sharing fees paid to our channel and content partners, (2) content and operational costs, including personnel-related cost associated with content production and certain advertisement sales support personnel, content procurement costs to third-party professional media companies, we-media and other personal content providers and to Phoenix TV Group, direct costs related to in-house content production, channel testing costs, rental cost, depreciation and amortization, the urban maintenance and construction tax, education surcharges and local education surcharges, and other miscellaneous costs, and (3) bandwidth costs. The increase in cost of revenues from 2020 to 2021 was primarily caused by the increase in revenue sharing fees paid to business partners and the increase in personnel related costs to develop original content in 2021. The following table sets forth the components of our cost of revenues by amount and by percentage of total revenues for the years indicated.

	For the Years Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Cost of revenues:
Revenue sharing fees	25,157	1.9	19,550	1.6	27,673	4,342	2.7
Content and operational costs	603,573	45.5	482,641	40.0	513,449	80,572	49.8
Bandwidth costs	54,600	4.1	57,095	4.7	56,275	8,831	5.5
Total cost of revenues	683,330	51.5	559,286	46.3	597,397	93,745	58.0

Revenue Sharing Fees. We share the revenues generated from some services with the mobile operators through whose networks and/or service platforms we offer our services to our users, and record the revenue sharing fee as cost of revenues. We also share the revenues generated from our paid services with business partners through whose platforms or channels we market and distribute our services and with certain content providers, as applicable. The percentage allocations for our revenue sharing are determined with the relevant parties and vary by service.

Content and Operational Costs. Our content costs consist of (i) personnel-related costs which include share-based compensation associated with content production and advertising sales support staff, (ii) payments we make to third-party professional media companies, (iii) revenue sharing fees we pay to we-media and other personal content providers, (iv) the license fees we pay to Phoenix TV Group for the use of its content, (v) production costs related to our in-house produced content, (vi) the urban maintenance and construction tax, education surcharges and local education surcharges, and (vii) operational costs which consist of channel testing costs, event costs incurred in connection with advertising revenue-generating activities, rental costs, depreciation and amortization costs, and other miscellaneous costs.

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

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and technology and product development expenses, and include allocations of expenses from Phoenix TV and impairment of goodwill. Share-based compensation is included in our operating expenses as they are incurred. The increase in operating expenses from 2020 to 2021 was primarily attributable to the increase in allowance for credit losses recognized in 2021 related to the accounts receivable and notes receivable from Evergrande Group caused by Evergrande’s operating results, which was partially offset by the decrease in certain operating expense items as a result of the strict cost control measures, and the absence of impairment of goodwill in 2021 as compared to impairment of goodwill for the reporting unit of Tianbo recognized in 2020.

The following table sets forth our operating expenses, divided into their major categories, by amount and by percentage of total revenues for the years indicated.

	For the Years Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Operating expenses:
Sales and marketing expenses	541,772	40.8	279,429	23.1	276,254	43,350	26.8
General and administrative expenses	242,047	18.2	277,931	23.0	334,189	52,442	32.4
Technology and product development expenses	216,741	16.3	171,989	14.2	158,586	24,886	15.4
Impairment of goodwill	—	—	22,786	1.9	—	—	—
Total operating expenses	1,000,560	75.3	752,135	62.2	769,029	120,678	74.6

Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of sales and marketing personnel-related expenses, including sales commissions, advertising and promotion expenses including traffic acquisition expenses, rental expenses, and depreciation and amortization expenses.

General and Administrative Expenses. Our general and administrative expenses primarily consist of personnel-related expenses for management and administrative staff, professional service expenses, allowance for credit losses, rental expenses, and depreciation and amortization expenses.

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

Impairment of goodwill. We recognized an impairment of goodwill of RMB22.8 million for the reporting unit of Tianbo in 2020, mainly caused by the negative impact on Tianbo from both the COVID-19 outbreak in 2020 and the tightened rules and regulations on real estate market in China as well as intensified industry competition. The impairment loss of goodwill was determined by quantitatively comparing the fair value of the Tianbo reporting unit to its carrying amounts, with the fair value of the Tianbo reporting unit determined based on the discounted cash flows of Tianbo.

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

Related Party Transactions

In 2019, 2020 and 2021, we have entered into transactions with our related parties, including Phoenix TV, China Mobile, and certain investees, that impacted our net advertising revenues, paid services revenues, cost of revenues, sales and marketing expenses and general and administrative expenses. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” The following table sets forth the significant transactions with our related parties.

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(In thousands)
Transactions with the non-US listed part of Phoenix TV Group :
Content provided by Phoenix TV Group	(11,302)	(2,595)	(17,263)	(2,709)
Advertising and promotion expenses charged by Phoenix TV Group	(4,157)	(2,549)	(2,477)	(389)
Corporate administrative expenses and trademark license fees charged by Phoenix TV Group	(7,045)	(5,039)	(5,360)	(841)
Project cost charged by Phoenix TV Group	(1,148)	(487)	(595)	(93)
Revenues earned from Phoenix TV Group	15,705	10,635	12,403	1,946
Transactions with China Mobile:
Advertising revenues earned from China Mobile	23,256	23,747	17,464	2,740
Paid services revenues earned from and through China Mobile	60,484	30,486	29,770	4,672
Revenue sharing fees and bandwidth cost charged by China Mobile	(13,999)	(6,487)	(6,631)	(1,041)
Transactions with Investees :
Advertising revenues earned from Tianbo	16	—	—	—
Advances provided to Tianbo	247	—	—	—
Revenues earned from other investee	315	—	—	—
Other income earned from Particle	1,990	—	—	—
Advertising revenues earned from/(agency service fees paid to) Fengyi Technology	12,612	3,721	(1,047)	(164)
Revenue sharing fees charged by investees	(62)	—	—	—
Advertising and promotion expenses charged by Fengyi Technology	—	(142)	—	—

Other Income, net

Our other income, net generally reflects gain on disposal of available-for-sale debt investments, government subsidies, net interest income, foreign currency exchange gain or loss, income/(loss) from equity method investments, net of impairment, fair value changes in investments, net, changes in fair value of forward contract in relation to disposal of investments in Particle, changes in fair value of loan related to co-sale of Particle shares, impairment of available-for-sale debt investments and others, net.

For more information about the gain on disposal of available-for-sale debt investments, see “Note 10 Available-for-sale Debt Investments” of our audited consolidated financial statements included at the end of this annual report.

Taxation

We are incorporated in the Cayman Islands. Under the current relevant laws of the Cayman Islands, corporate income, capital gains or other direct taxes are not imposed on corporations in the Cayman Islands. In addition, dividend payments are not subject to withholding taxes in the Cayman Islands. We recognized gain on disposal of available-for-sale debt investments of RMB1,001.2 million, RMB477.3 million and nil in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2019, 2020 and 2021, respectively, which was not subject to any corporate income or capital gains taxes under the current laws of the Cayman Islands.

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

Each of our PRC subsidiaries and the VIEs are obligated to pay income tax in the PRC. The CIT Law generally applies an income tax rate of 25% to all enterprises, but grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) and Software Enterprises. Under these preferential tax treatments, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years and Software Enterprises are entitled to an income tax exemption for two years beginning from its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years.

Fenghuang On-line was qualified as an HNTE in 2017 and 2020, respectively, and therefore, Fenghuang On-line was subject to a 15% income tax rate for the years from 2019 to 2021.

Tianying Jiuzhou was qualified as an HNTE in 2017 and 2020, respectively, and therefore, Tianying Jiuzhou was subject to a 15% income tax rate from 2019 to 2021.

In 2017 and 2020, Fenghuang Yutian was qualified as an HNTE, respectively, and therefore, Fenghuang Yutian was subject to a 15% income tax rate from 2019 to 2021.

In 2016, Fenghuang Borui was qualified as a Software Enterprise. As 2016 was the first year Fenghuang Borui generated taxable profit, it was exempted from income taxes for the years 2016 and 2017, and was subject to a 12.5% income tax rate from 2018 to 2020. Fenghuang Borui was qualified as an HNTE in 2021, and therefore, Fenghuang Borui was subject to a 15% income tax rate for the year 2021.

All our other PRC subsidiaries and the VIEs were subject to a 25% income tax rate for all the years presented.

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

We are subject to VAT and related surcharges on the revenues earned for services provided in the PRC. The primary applicable rate of VAT is 6.0% for the years ended December 31, 2019, 2020 and 2021. Related surcharges mainly comprised of urban maintenance and construction tax and education surcharges. The urban maintenance and construction tax are charged at 7%, 5% or 1% of the amount of VAT actually paid depending on where the taxpayer is located. Education surcharges are charged at 3% of the amount of VAT actually paid and local education surcharges are charged at 2% or 1% of the amount of VAT actually paid depending on where the taxpayer is located. We are also subject to a cultural development fee on the provision of advertising services in the PRC and the applicable tax rate decreased from 3% of the net advertising revenues before July 1, 2019 to 1.5% of the net advertising revenues since July 1, 2019, valid until December 31, 2024. The VAT and the cultural development fee are recorded as a reduction item of revenues in the consolidated statements of comprehensive income/(loss). The urban maintenance and construction tax, education surcharges and local education surcharges are recorded in the cost of revenues in the consolidated statements of comprehensive income/(loss). For more information about risks related to potential changes in the taxes applicable to us, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — The discontinuation of any of the preferential tax treatments available to us in China could materially and adversely affect our operating results and financial condition.”

A.	Results of Operations

Selected Consolidated Financial Information

We sold all of our investment in Yitian Xindong, on May 18, 2020 and the disposal of Yitian Xindong was qualified for reporting as a “discontinued operation” in our financial statements. See “Item 4. Information on the Company — C. Organizational Structure — Our Corporate Structure” for further details. Accordingly, the historical financial results of Yitian Xindong for the periods from 2019 to 2020 are reflected in our audited consolidated financial statements included in this annual report as discontinued operations, and historical results discussed elsewhere in this annual report exclude such results unless they are expressly included.

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

	For the Years Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Consolidated Statements of Comprehensive Income/(Loss) Data
Revenues:
Net advertising revenues	1,194,761	90.0	1,113,017	92.1	930,025	145,941	90.3
Paid services revenues	133,020	10.0	95,828	7.9	100,306	15,740	9.7
Total revenues	1,327,781	100.0	1,208,845	100.0	1,030,331	161,681	100.0
Cost of revenues (1)	(683,330)	(51.5)	(559,286)	(46.3)	(597,397)	(93,745)	(58.0)
Gross profit	644,451	48.5	649,559	53.7	432,934	67,936	42.0
Operating expenses (1) :
Sales and marketing expenses	(541,772)	(40.8)	(279,429)	(23.1)	(276,254)	(43,350)	(26.8)
General and administrative expenses	(242,047)	(18.2)	(277,931)	(23.0)	(334,189)	(52,442)	(32.4)
Technology and product development expenses	(216,741)	(16.3)	(171,989)	(14.2)	(158,586)	(24,886)	(15.4)
Impairment of goodwill	—	—	(22,786)	(1.9)	—	—	—
Total operating expenses	(1,000,560)	(75.3)	(752,135)	(62.2)	(769,029)	(120,678)	(74.6)
Loss from operations	(356,109)	(26.8)	(102,576)	(8.5)	(336,095)	(52,742)	(32.6)
Other income, net*	1,047,819	78.9	549,198	45.4	83,610	13,120	8.1
Income/(loss) from continuing operations before income taxes	691,710	52.1	446,622	36.9	(252,485)	(39,622)	(24.5)
Income tax expense	(21,950)	(1.7)	(18,977)	(1.6)	(20,581)	(3,230)	(2.0)
Net income/(loss) from continuing operations	669,760	50.4	427,645	35.3	(273,066)	(42,852)	(26.5)
Net income/(loss) from discontinued operations, net of income taxes	54,242	4.1	(62,366)	(5.2)	—	—	—
Net income/(loss)	724,002	54.5	365,279	30.1	(273,066)	(42,852)	(26.5)
Net (income)/loss from continuing operations attributable to noncontrolling interests	(5,564)	(0.4)	(9,669)	(0.8)	67,365	10,573	6.5
Net loss from discontinued operations attributable to noncontrolling interests	9,391	0.7	24,759	2.0	—	—	—
Net loss attributable to noncontrolling interests	3,827	0.3	15,090	1.2	67,365	10,573	6.5
Net income/(loss) from continuing operations attributable to Phoenix New Media Limited	664,196	50.0	417,976	34.5	(205,701)	(32,279)	(20.0)
Net income/(loss) from discontinued operations attributable to Phoenix New Media Limited	63,633	4.8	(37,607)	(3.2)	—	—	—
Net income/(loss) attributable to Phoenix New Media Limited	727,829	54.8	380,369	31.3	(205,701)	(32,279)	(20.0)
Net income/(loss)	724,002	54.5	365,279	30.1	(273,066)	(42,852)	(26.5)
Other comprehensive income/(loss), net of tax: fair value remeasurement for available-for-sale investments	1,188,762	89.5	(887,248)	(73.4)	(6,611)	(1,037)	(0.6)
Other comprehensive loss, net of tax: reclassification adjustment for disposal of available-for-sale debt investments	(1,008,795)	(76.0)	(491,197)	(40.6)	—	—	—
Other comprehensive income/(loss), net of tax: foreign currency translation adjustment	37,483	2.8	(55,577)	(4.6)	(4,483)	(704)	(0.4)
Comprehensive income/(loss)	941,452	70.8	(1,068,743)	(88.5)	(284,160)	(44,593)	(27.5)
Comprehensive loss attributable to noncontrolling interests	3,827	0.3	15,090	1.2	67,365	10,573	6.5
Comprehensive income/(loss) attributable to Phoenix New Media Limited	945,279	71.1	(1,053,653)	(87.3)	(216,795)	(34,020)	(21.0)
	For the Years Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Non-GAAP gross profit (2)	649,624	48.9	652,172	53.9	435,986	68,415	42.3
Non-GAAP loss from operations (2)	(344,250)	(25.9)	(70,407)	(5.8)	(326,513)	(51,238)	(31.7)

Non-GAAP adjusted net loss from continuing operations attributable to Phoenix New Media Limited (3)	(326,120)	(24.6)	(33,650)	(2.8)	(198,426)	(31,137)	(19.3)

Notes:

*

Other income, net generally reflects net interest income, foreign currency exchange gains or loss, income/(loss) from equity method investments, net of impairments, fair value changes in investments, net, gain on disposal of available-for-sale debt investments, changes in fair value of forward contract in relation to disposal of investments in Particle, changes in fair value of loan related to co-sale of Particle shares, impairment of available-for-sale debt investments and others, net.

(1)	Includes share-based compensation as follows:

	For the Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
	(In thousands)
Allocation of share-based compensation:
Cost of revenues	5,173	2,613	3,052	479
Sales and marketing expenses	1,402	1,764	1,704	267
General and administrative expenses	4,041	3,648	3,244	509
Technology and product development expenses	1,243	1,358	1,582	248
Total share-based compensation included in cost of revenues and operating expenses	11,859	9,383	9,582	1,503

(2)

Non-GAAP gross profit and non-GAAP income or loss from operations are both non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP income or loss from operations is income or loss from operations excluding share-based compensation and impairment of goodwill.

(3)

We define non-GAAP adjusted net income or loss from continuing operations attributable to Phoenix New Media Limited as net income or loss from continuing operations attributable to Phoenix New Media Limited excluding share-based compensation, impairment of goodwill, income or loss from equity method investments, net of impairments, fair value changes in investments, net, changes in fair value of forward contract in relation to disposal of investments in Particle, changes in fair value of loan related to co-sale of Particle shares, impairment of available-for-sale debt investments and gain on disposal of available-for-sale debt investments.

We believe the separate analysis and exclusion of the following non-GAAP to GAAP reconciling items add clarity to the constituent parts of our performances. We review non-GAAP gross profit, non-GAAP income or loss from operations and non-GAAP adjusted net income or loss from continuing operations attributable to Phoenix New Media Limited together with gross profit, income or loss from operations and net income or loss from continuing operations attributable to Phoenix New Media Limited to obtain a better understanding of our operating performance. We use these non-GAAP financial measures for planning and forecasting and measuring results against the forecast. Using these non-GAAP financial measures to evaluate our business may assist us and our investors in assessing our relative performance against our competitors and ultimately monitoring our capacity to generate returns for our investors. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of items like share-based compensation, income or loss from equity method investments, net of impairments, fair value changes in investments, net, which have been and will continue to be significant recurring items, and without the effect of impairment of goodwill, gain on disposal of available-for-sale debt investments, changes in fair value of loan related to co-sale of Particle shares, impairment of available-for-sale debt investments and changes in fair value of forward contract in relation to disposal of investments in Particle, which have been significant and one-time items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact our gross profit, income or loss from operations and net income or loss from continuing operations attributable to Phoenix New Media Limited for the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from or as an alternative to the financial measures prepared in accordance with U.S. GAAP.

Our non-GAAP gross profit, non-GAAP income or loss from operations and non-GAAP adjusted net income or loss from continuing operations attributable to Phoenix New Media Limited are calculated as follows for the years presented:

	For the Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
	(In thousands)
Gross Profit	644,451	649,559	432,934	67,936
Excluding:
Share-based compensation	5,173	2,613	3,052	479
Non-GAAP gross profit	649,624	652,172	435,986	68,415

Loss from operations	(356,109)	(102,576)	(336,095)	(52,742)
Excluding:
Share-based compensation	11,859	9,383	9,582	1,504
Impairment of goodwill	—	22,786	—	—
Non-GAAP loss from operations	(344,250)	(70,407)	(326,513)	(51,238)

Net income/(loss) from continuing operations attributable to Phoenix New Media Limited	664,196	417,976	(205,701)	(32,279)
Excluding:
Share-based compensation	11,859	9,383	9,582	1,504
Loss/(income) from equity method investments, net of impairments	3,447	(5,598)	(401)	(63)
Fair value changes in investments, net,	—	—	(1,906)	(299)
Impairment of goodwill	—	22,786	—	—
Gain on disposal of available-for-sale debt investments	(1,143,755)	(573,860)	—	—
Changes in fair value of forward contract in relation to disposal of investments in Particle	(4,441)	(16,085)	—	—
Changes in fair value of loan related to co-sale of Particle shares	—	24,535	—	—
Impairment of available-for-sale debt investments	—	2,000	—	—
Loss attributable to noncontrolling interest related to impairment of goodwill	—	(11,393)	—	—
Accrued withholding taxes of gain on disposal of available-for-sale debt investments*	142,574	96,606	—	—
Non-GAAP adjusted net loss from continuing operations attributable to Phoenix New Media Limited	(326,120)	(33,650)	(198,426)	(31,137)

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

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues. Our total revenues decreased by 14.8% to RMB1.03 billion (US$161.7 million) in 2021 from RMB1.21 billion in 2020, primarily attributable to the year-over-year decline in our net advertising revenues. Net advertising revenues (net of advertising agency service fees and sales taxes and related surcharges) decreased by 16.4% to RMB930.0 million (US$145.9 million) in 2021 from RMB1.11 billion in 2020, primarily attributable to the reduction in advertising spending of advertisers from certain industries and intensified industry-wide competition. Paid service revenues increased by 4.7% to RMB100.3 million (US$15.8 million) in 2021 from RMB95.8 million in 2020, primarily attributable to the increase in revenues from E-commerce and revenues from licensing fees related to audio books.

Cost of Revenues. Our cost of revenues for the year ended December 31, 2021 was RMB597.4 million (US$93.8 million), which represented an increase of 6.8% from RMB559.3 million for the year ended December 31, 2020, primarily attributable to the increase in revenue sharing fees paid to business partners and the increase in personnel related costs to develop original content in 2021. Cost of revenues as a percentage of our revenues increased from 46.3% in 2020 to 58.0% in 2021.

•

Revenue sharing fees. Our revenue sharing fees for the years ended December 31, 2020 and 2021 were RMB19.6 million and RMB27.7 million (US$4.3 million), respectively, mainly attributable to the increase in certain revenues that requires revenue-sharing.

•

Content and operational costs. Our content and operational costs for the years ended December 31, 2020 and 2021 were RMB482.6 million and RMB513.4 million (US$80.6 million), respectively. The increase in content and operational costs from 2020 to 2021 was primarily attributable to the increase in personnel related costs to develop original content in 2021.

•	Bandwidth costs. Our bandwidth costs decreased slightly from RMB57.1 million in 2020 to RMB56.3 million (US$8.8 million) in 2021.

Share-based compensation. Our share-based compensation allocated to cost of revenues as part of content and operational costs above, increased from RMB2.6 million in 2020 to RMB3.1 million (US$0.5 million) in 2021. The increase was mainly due to the adjustment of the estimated forfeiture rate of some share-based awards as a result of the demission rate of headcounts recorded in 2021.

As a result of the foregoing, our gross profit decreased from RMB649.6 million in 2020 to RMB432.9 million (US$67.9 million) in 2021. Our gross margin decreased from 53.7% in 2020 to 42.0% in 2021.

Operating Expenses. Our operating expenses increased by 2.2% from RMB752.1 million in 2020 to RMB769.0 million (US$120.7 million) in 2021, primarily attributable to the increase in allowance for credit losses recognized in 2021 related to the accounts receivable and notes receivable from Evergrande Group caused by Evergrande’s operating results, which was partially offset by the decrease in certain operating expense items as a result of the strict cost control measures, and the absence of impairment of goodwill for the reporting unit of Tianbo recognized in 2020. Our share-based compensation allocated to each of the three categories of operating expenses was RMB6.5 million (US$1.0 million) in 2021, almost the same as RMB6.8 million in 2020. Our operating expenses as a percentage of revenues increased from 62.2% in 2020 to 74.6% in 2021.

•

Sales and marketing expenses. Our sales and marketing expenses decreased by 1.1% from RMB279.4 million in 2020 to RMB276.3 million (US$43.4 million) in 2021. This decrease was mainly due to the strict cost control measures taken in 2021.

•

General and administrative expenses. Our general and administrative expenses increased by 20.2% from RMB277.9 million in 2020 to RMB334.2 million (US$52.4 million) in 2021. This increase was mainly caused by the increase in allowance for credit losses recognized in 2021 related to the accounts receivable and notes receivable from Evergrande Group caused by Evergrande’s operating results.

•

Technology and product development expenses. Our technology and product development expenses decreased by 7.8% from RMB172.0 million in 2020 to RMB158.6 million (US$24.9 million) in 2021. This decrease was mainly caused by the strict cost control measures taken in 2021.

•

Impairment of goodwill. We recognized an impairment of goodwill of RMB22.8 million in 2020 for the Tianbo reporting unit in 2020, mainly caused by the negative impact on Tianbo from both the COVID-19 outbreak in 2020 and the tightening of rules and regulations on real estate market in China as well as intensified industry competition.

Related Party Transactions

•

Our net advertising revenues from related parties decreased by 23.9% from RMB37.6 million in 2020 to RMB28.6 million (US$4.5 million) in 2021, which was primarily attributable to decrease in advertising revenues earned from China Mobile.

•

Our paid service revenues from related parties decreased by 3.2% from RMB31.0 million in 2020 to RMB30.0 million (US$4.7 million) in 2021, which was primarily attributable to decrease in paid services revenues generated from China Mobile.

•

Our cost of revenues due to transactions with related parties increased by 156.1% from RMB9.6 million in 2020 to RMB24.5 million (US$3.8 million) in 2021. The increase was primarily due to increase in content costs paid to Phoenix TV Group as we entered the new 2021 Program Resource License and Cooperation Agreement with Phoenix TV Group in August 2021, which requires us to pay annual fees of RMB45.0 million to Phoenix TV Group and has a term of three years.

•

Our operating expenses due to transactions with related parties increased slightly from RMB7.7 million in 2020 to RMB7.8 million (US$1.2 million) in 2021, which mainly comprised of trademark license fees and other operating expenses charged by Phoenix TV Group.

Other Income, Net. Our other income, net decreased from RMB549.2 million in 2020 to RMB83.6 million (US$13.1 million) in 2021. The decrease in other income, net in 2021 was mainly due to the gain on disposal of available-for-sale debt investments of RMB477.3 million recognized in 2020, which represented the gain from the disposal of our investments in Particle.

Income Tax Expense. Our income tax expense increased from RMB19.0 million in 2020 to RMB20.6 million (US$3.2 million) in 2021. Our effective tax rate was negative 8.2% in 2021 as compared to 4.2% in 2020. The change in effective tax rate was mainly due to the increase in the valuation allowance for the tax effect of operating loss recognized in 2021.

Net Income or Loss from Continuing Operations Attributable to Phoenix New Media Limited. As a result of the foregoing, net income from continuing operations attributable to our company was RMB418.0 million in 2020 and net loss from continuing operations attributable to our company was RMB205.7 million (US$32.3 million) in 2021.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues. Our total revenues decreased by 9.0% to RMB1.21 billion in 2020 from RMB1.33 billion in 2019, primarily attributable to decrease in online advertising demand as our customers in certain industries were negatively impacted by COVID-19. Net advertising revenues (net of advertising agency service fees and sales taxes and related surcharges) decreased by 6.8% to RMB1.11 billion in 2020 from RMB1.19 billion in 2019, primarily attributable to decrease in online advertising demand as our customers in certain industries were negatively impacted by COVID-19. Paid service revenues decreased by 28.0% to RMB95.8 million in 2020 from RMB133.0 million in 2019, primarily attributable to the tightened rules and regulations on digital reading in China and in line with the broader market conditions reflecting the trend towards free online reading.

Cost of Revenues. Our cost of revenues for the year ended December 31, 2020 was RMB559.3 million, which represented a decrease of 18.2% from RMB683.3 million for the year ended December 31, 2019, primarily attributable to our strict cost control measures taken to enhance our operating efficiency in 2020. Cost of revenues as a percentage of our revenues decreased from 51.5% in 2019 to 46.3% in 2020.

•

Revenue sharing fees. Our revenue sharing fees for the years ended December 31, 2019 and 2020 were RMB25.2 million and RMB19.6 million, respectively, mainly attributable to the decrease in the revenue sharing fees paid to mobile telecommunications operators in line with the decrease in MVAS revenues, partially offset by the increase in the revenue sharing fees paid to channel partners.

•

Content and operational costs. Our content and operational costs for the years ended December 31, 2019 and 2020 were RMB603.6 million and RMB482.6 million, respectively. The decrease in content and operational costs from 2019 to 2020 was primarily attributable to our strict cost control measures taken to enhance our operating efficiency in 2020.

•	Bandwidth costs. Our bandwidth costs increased slightly from RMB54.6 million in 2019 to RMB57.1 million in 2020.

Share-based compensation. Our share-based compensation allocated to cost of revenues as part of content and operational costs above, decrease from RMB5.2 million in 2019 to RMB2.6 million in 2020. The decrease was mainly due to the fact that we recognized share-based compensation, net of estimated forfeitures, on a graded-vesting basis over the vesting term of the awards, which caused less share-based compensation recognized in 2020 for share options granted prior to 2020.

As a result of the foregoing, our gross profit increased slightly from RMB644.5 million in 2019 to RMB649.6 million in 2020. Our gross margin increased from 48.5% in 2019 to 53.7% in 2020.

Operating Expenses. Our operating expenses decreased by 24.8% from RMB1,000.6 million in 2019 to RMB752.1 million in 2020, primarily due to the decreases in both traffic acquisition expenses and the personnel-related expenses as a result of the strict cost control measures taken by us to enhance our operating efficiency in 2020. Our share-based compensation allocated to each of the three categories of operating expenses was RMB6.8 million in 2020, almost same as RMB6.7 million in 2019. Our operating expenses as a percentage of revenues decreased from 75.3% in 2019 to 62.2% in 2020.

•

Sales and marketing expenses. Our sales and marketing expenses decreased by 48.4% from RMB541.8 million in 2019 to RMB279.4 million in 2020. This decrease was mainly due to the decreases in both traffic acquisition expenses and the personnel-related expenses as a result of the strict cost control measures taken by us to enhance our operating efficiency in 2020.

•

General and administrative expenses. Our general and administrative expenses increased by 14.8% from RMB242.0 million in 2019 to RMB277.9 million in 2020. This increase was mainly caused by the increase in the allowance for credit losses due to the negative impact of the COVID-19 on the customers’ ability of payment, which was partially offset by our effective cost control efforts.

•

Technology and product development expenses. Our technology and product development expenses decreased by 20.6% from RMB216.7 million in 2019 to RMB172.0 million in 2020 mainly caused by the strict cost control measures taken by us to enhance our operating efficiency in 2020.

•

Impairment of goodwill. We recognized an impairment of goodwill of RMB22.8 million for the Tianbo reporting unit in 2020, mainly caused by the negative impact on Tianbo from both the COVID-19 outbreak in 2020 and the tightening of rules and regulations on real estate market in China as well as intensified industry competition. The impairment loss of goodwill was determined by quantitatively comparing the fair value of the Tianbo reporting unit to its carrying amounts, with the fair value of the Tianbo reporting unit determined based on the discounted cash flows of Tianbo.

Related Party Transactions

•

Our net advertising revenues from related parties decreased by 25.8% from RMB50.7 million in 2019 to RMB37.6 million in 2020, which was primarily attributable to decrease in advertising revenues earned from Henan Fengyi Feiyang Network Technology Limited, or Fengyi Technology, in which we hold 40% equity interest and account for as available-for-sale debt investments.

•

Our paid service revenues from related parties decreased by 49.8% from RMB61.7 million in 2019 to RMB31.0 million in 2020, which was primarily attributable to decrease in paid services revenues generated from China Mobile.

•

Our cost of revenues due to transactions with related parties decreased by 63.9% from RMB26.5 million in 2019 to RMB9.6 million in 2020, which was primarily due to decrease in both revenues sharing payable to China Mobile and content costs payable to Phoenix TV Group.

•

Our operating expenses due to transactions with related parties decreased by 30.9% from RMB11.2 million in 2019 to RMB7.7 million in 2020, which was mainly attributable to a decrease in trademark license fee charged by Phoenix TV Group.

Other Income, Net. Our other income, net decreased from RMB1,047.8 million in 2019 to RMB549.2 million in 2020. The decrease in other income, net in 2020 was mainly due to the decrease in gain on disposal of available-for-sale debt investments from RMB1,001.2 million in 2019 to RMB477.3 million in 2020, which represented the gain from the disposal of our investments in Particle.

Income Tax Expense. Our income tax expense decreased from RMB22.0 million in 2019 to RMB19.0 million in 2020. Our effective tax rate was 4.2% in 2020 as compared to 3.2% in 2019.

Net Income from Continuing Operations Attributable to Phoenix New Media Limited. As a result of the foregoing, net income from continuing operations attributable to our company was RMB664.2 million in 2019 and net income from continuing operations attributable to our company was RMB418.0 million in 2020.

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years indicated:

	For the Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
	(In thousands)
Net cash used in continuing operations	(371,385)	(103,295)	(142,822)	(22,412)
Net cash provided by discontinued operating activities	41,080	186	—	—
Net cash used in operating activities	(330,305)	(103,109)	(142,822)	(22,412)
Net cash provided by/(used in) continuing investing activities	1,540,746	480,466	(42,653)	(6,693)
Net cash (used in)/provided by discontinued investing activities	(80,352)	265,753	—	—
Net cash provided by/(used in) investing activities	1,460,394	746,219	(42,653)	(6,693)
Net cash used in continuing financing activities	(970,520)	(639,662)	(3,540)	(556)
Net cash used in discontinued financing activities	(144,100)	—	—	—
Net cash used in financing activities	(1,114,620)	(639,662)	(3,540)	(556)
Effect of exchange rate change on cash, cash equivalents and restricted cash	(35,191)	(38,563)	4,778	750
Reclassification of cash, cash equivalents and restricted cash from assets held for sale	(33,916)	46,840	—	—
Net decrease in cash, cash equivalents and restricted cash	(19,722)	(35,115)	(184,237)	(28,911)
Cash, cash equivalents and restricted cash at beginning of period	430,748	377,110	388,835	61,017
Cash, cash equivalents and restricted cash at end of period	377,110	388,835	204,598	32,106

As of December 31, 2021, we had RMB204.6 million (US$32.1 million) in cash, cash equivalents and restricted cash. Our cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less. Our restricted cash represents deposits placed in accounts co-managed with third parties related to the real estate services, which are restricted to withdrawal or usage. We have not encountered any difficulties in meeting our cash obligations to date. As of December 31, 2021, we also had RMB1.31 billion (US$205.4 million) in term deposits and short term investments with maturities up to one year. We believe that our operating cash flows, existing cash balances and term deposits and short term investments will be sufficient to meet our anticipated cash needs for the next twelve months from April 28, 2022.

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

Operating Activities

In 2021, our net cash used in continuing operating activities were RMB142.8 million (US$22.4 million). This was primarily due to our net loss of RMB273.1 million, partially offset by non-cash adjustments which primarily included provision for allowance for credit losses of RMB186.5 million, amortization of the right-of-use assets of RMB37.5 million, depreciation and amortization expenses of RMB28.5 million, and share-based compensation of RMB9.6 million. The decrease in cash from RMB116.6 million in working capital items is also included in operating cash flow.

In 2020, our net cash used in continuing operating activities were RMB103.3 million. This was primarily due to our net income of RMB365.3 million, adjusted by (i) a non-operating gain on disposal of available-for-sale debt investments of RMB477.2 million, (ii) partially offset by non-cash adjustments which primarily included provision for allowance for credit losses of RMB75.8 million, amortization of the right-of-use assets of RMB40.0 million, depreciation and amortization expenses of RMB38.9 million, changes in fair value of loan related to co-sale of Particle shares of RMB24.5 million, impairment of goodwill of RMB22.8 million, impairment of intangible assets of RMB10.6 million and share-based compensation of RMB9.4 million. The decrease in cash from RMB235.7 million in working capital items is also included in operating cash flow.

In 2019, our net cash used in continuing operating activities were RMB371.4 million. This was primarily due to our net income of RMB724.0 million, adjusted by (i) a non-operating gain on disposal of available-for-sale debt investments of RMB1,001.2 million, (ii) partially offset by non-cash adjustments which primarily included depreciation and amortization expenses of RMB49.6 million, provision for allowance for credit losses of RMB40.0 million, amortization of the right-of-use assets of RMB33.8 million, and share-based compensation of RMB11.9 million. The decrease in cash from RMB164.8 million in working capital items is also included in operating cash flow.

Investing Activities

In 2021, our net cash used in investing activities were RMB42.7 million (US$6.7 million). This was primarily due to (i) placement of term deposits and short term investments of RMB5.8 billion, (ii) cash paid for equity investments in certain investees of RMB14.0 million, and (iii) capital expenditures of RMB16.8 million. These items were partially offset by (i) the maturity of term deposits and short-term investments of RMB5.8 billion, and (ii) proceeds from disposal of property and equipment of RMB17.4 million.

We had net cash provided by continuing investing activities of RMB480.5 million for 2020. This was primarily due to (i) the maturity of term deposits and short-term investments of RMB6.4 billion, and (ii) net proceeds from disposal of available-for-sale debt investments of RMB695.9 million. These items were partially offset by (i) placement of term deposits and short term investments of RMB6.5 billion, (ii) cash paid for equity investments in certain investees of RMB82.0 million, (iii) loans provided to a third party related to co-sale of Particle shares of RMB68.9 million, and (iv) capital expenditures of RMB12.1 million as described in “—Capital Expenditures”.

We had net cash provided by continuing investing activities of RMB1.54 billion for 2019. This was primarily due to (i) the maturity of term deposits and short term investments of RMB8.8 billion, (ii) net proceeds from disposal of available-for-sale debt investments of RMB1.4 billion, (iii) deposits received from Run Liang Tai of Particle shares of RMB358.0 million, and (iv) net cash acquired from acquisition of a subsidiary of RMB175.5 million. These items were partially offset by (i) placement of term deposits and short term investments of RMB9.2 billion, and (ii) capital expenditures of RMB57.9 million as described in “—Capital Expenditures”.

Financing Activities

We had net cash used in continuing financing activities of RMB3.5 million (US$0.6 million) for 2021, mainly attributable to the special cash dividends paid to shareholders under the special dividend plan declared in December 2020.

We had net cash used in continuing financing activities of RMB639.7 million for 2020, mainly attributable to the special cash dividends paid to shareholders of RMB645.2 million, partially offset by cash received from discounted of notes receivable of RMB11.6 million.

We had net cash used in continuing financing activities of RMB970.5 million for 2019, mainly attributable to (i) the special cash dividends paid to shareholders of RMB703.1 million, (ii) repayment of short-term bank loans of RMB267.9 million, partially offset by proceeds from exercise of stock options RMB0.5 million.

PRC Regulations Related to Profit Appropriation, Withholding Tax on Dividends and Foreign Currency Exchange

Regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our PRC subsidiaries are also required to set aside each year to their general reserves at least 10% of their after-tax profit based on PRC accounting standards, until the cumulative amount reaches 50% of their paid-in capital. These reserves may not be distributed as cash dividends, or as loans or advances. Any amounts so allocated may not be distributed by our PRC subsidiaries and, accordingly, would not be available for distribution to our offshore intermediate holding company.

Any earnings that our PRC subsidiaries distribute would be paid to our offshore intermediate holding company primarily through dividends. To date, our PRC subsidiaries have not paid any dividends to our offshore intermediate holding company and therefore have retained their earnings for the purpose of conducting our business operations in China. As of December 31, 2019, 2020 and 2021, our PRC subsidiaries’ retained earnings were RMB972.0 million, RMB1,015.3 million and RMB907.3 million (US$142.4 million), respectively, and our PRC subsidiaries’ cash and cash equivalents were RMB125.4 million, RMB106.2 million and RMB19.9 million (US$3.1 million), respectively.

The CIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises in the PRC to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between Mainland China and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be subject to a 5% withholding tax rate under an arrangement between the PRC and the Hong Kong Special Administrative Region on

the “Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income” if such holding company is considered a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC FIE distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to withholding tax at a rate of 10%.

Under regulations of the SAFE, the RMB is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of Mainland China, unless prior approval of the SAFE is obtained and prior registration with the SAFE is made.

Material cash requirements

Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures, operating lease obligations, purchase obligations.

We had capital expenditures of RMB57.9 million, RMB12.1 million and RMB16.8 million (US$2.6 million) in 2019, 2020 and 2021, respectively. The capital expenditures were mainly attributable to purchasing intangible assets, servers and network equipment. We expect capital expenditures to increase to approximately RMB40.2 million in 2022. We plan to fund our capital expenditures in 2022 with cash flows from our operations and remaining cash and cash equivalents as of December 31, 2021.

Our operating lease obligations consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. Our leasing expense was RMB39.1 million, RMB33.6 million and RMB34.5 million (US$5.4 million) for the years ended December 31, 2019, 2020 and 2021, respectively. The majority of our operating lease commitments are related to our office lease agreements in China.

Purchase obligations primarily consist of purchase obligations for bandwidth and property management fees, and purchase obligations for content assets under non-cancelable agreements for licensed copyrights and produced content.

We intend to fund our existing and future material cash requirements with our existing cash balance. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We do not have retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the balance sheets.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.

Recently Issued Accounting Standards

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06), which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. The amendments are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years, with early adoption permitted. We are currently evaluating the impact and do not expect it to have a significant impact on our consolidated financial statements and related disclosures.

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. We are currently evaluating the impact and do not expect it to have a significant impact on our consolidated financial statements and related disclosures.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from

Contracts with Customers The new amendments are effective for us are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. We are currently evaluating the impact and do not expect it to have a significant impact on our consolidated financial statements and related disclosures.

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

Please refer to “—A. Results of Operations” for a discussion of the most recent trends in our services, sales and marketing by the end of 2021. In addition, please refer to discussions included in such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales and operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

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

E.	Critical Accounting Estimates

See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Estimates.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yusheng Sun	62	Chairman of the Board of Directors
Shuang Liu	52	Director, Chief Executive Officer
Daguang He	65	Director
Ka Keung Yeung	63	Director
Xiaoyan Chi	43	Director and Senior Vice President
Carson Wen	70	Independent Director
Jerry Juying Zhang	61	Independent Director
Edward Lu	41	Chief Financial Officer
Chun Liu	55	Senior Vice President

Yusheng Sun has served as the chairman of our board of directors since August 2021. Mr. Sun is the executive director, deputy chief executive officer, a member of the Nomination Committee, authorized representative and editor-in-chief of Phoenix Media Investment (Holdings) Limited, our Company’s parent company. Mr. Sun had served in China Central Television for more than 30 years. He was the vice president, deputy editor-in-chief and director of the news center. He has accumulated extensive experience and good reputation in the television broadcasting industry. He was awarded the “Top Ten Outstanding Youth in China” in 1995. Mr. Sun was the awardee of the State Council Special Allowance and was elected as the vice president of the Asia-Pacific Broadcasting Union, or ABU, in 2017, the first Chinese national to become a senior official in ABU. Mr. Sun is a doctoral advisor and part-time professor at the Tsinghua University and the Renmin University of China. He graduated from Jilin University with a bachelor’s degree in economics and holds the professional qualification of senior editor granted by the Ministry of Radio, Film and Television, China.

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

B.	Compensation of Directors, Supervisors and Executive Directors

For the year ended December 31, 2021, we paid an aggregate of approximately US$3.0 million in cash to our executive officers and directors.

Share Incentive Plans

In June 2008, we adopted the 2008 share option plan, in March 2011, we adopted the 2011 restricted share and restricted share unit plan, and in June 2018, we adopted the 2018 share option scheme, together, the share incentive plans, to attract and retain the best available personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business. The share incentive plans provide for the grant of options, restricted shares and restricted share units, collectively referred to as “awards”. We have already granted the full number of awards that were authorized under the 2011 restricted share and restricted share unit plan. In June and August 2012, June 2014 and October 2016, the shareholders of each of Phoenix TV and our company approved three refreshments of the total number of Class A ordinary shares, which may be issued upon exercise of all options to be granted under the 2008 share option plan (excluding awards previously granted, outstanding, cancelled, lapsed or exercised). As of March 31, 2022, no shares are available for grant of additional options under the 2008 share option plan, and a total of 1,865,026 Class A ordinary shares are available for grant of additional options under the 2018 share option scheme.

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

We granted awards to our employees, directors and consultants under the share incentive plans in November 2008, July 2009, September 2009, January 2010, July 2010, March 2011, March 2013, May 2013, October 2013, December 2013, March 2014, June 2014, July 2014, October 2014, July 2015, October 2016, September 2017, November 2017, January 2018, April 2018, July 2018, July 2019, July 2020, January 2021 and June 2021. As of December 31, 2021, Fread Limited granted 920,000 restricted share units to its employees and director under the Fread 2018 RSU scheme.

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

As of March 31, 2022, options to purchase 44,957,507 Class A ordinary shares granted under the 2008 share option plan and the 2018 share option scheme were outstanding. The table below sets forth the awards that we granted to our directors and executive officers (including pursuant to the exchange program described above) and were outstanding as of March 31, 2022:

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

As of March 31, 2022, other employees and consultants in aggregate held awards entitling them to receive 24,897,507 Class A ordinary shares, with exercise prices ranging from US$0 to US$0.7867 per Class A ordinary share.

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. According to our second amended and restated articles of association, at each annual general meeting, one-third of the directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation provided that the chairman of the board and/or the managing director of our company shall not, whilst holding such office, be subject to retirement by rotation or be taken into account in determining the number of directors to retire in each year. A retiring director shall be eligible for re-election. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or compounds with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind. No benefits are payable to members of the board upon termination of their relationship with us.

D.	Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2022:

•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5% of each class of our ordinary shares.

The calculations in the tables below assume there are 264,998,965 Class A ordinary shares and 317,325,360 Class B ordinary shares, outstanding as of March 31, 2022. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31,2022, including through the exercise of any option, the vesting of any contingently issuable share, restricted share, restricted share unit or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Class A Ordinary Shares Beneficially Owned
	Number	% (1)
Class A ordinary shares
Yusheng Sun	—	—
Shuang Liu (2)	19,368,250	7.31
Daguang He	—	—
Ka Keung Yeung	*	*
Carson Wen	—	—
Jerry Juying Zhang	—	—
Edward Lu	*	*
Xiaoyan Chi	*	*
Chun Liu	*	*
All Directors and Executive Officers as a Group (3)	24,744,008	9.34
Principal Shareholders:
FIL Limited (4)	26,447,648	9.98

Notes:

*	Less than 1% of our total outstanding Class A ordinary shares.
(1)	Percentages disclosed are with respect to Class A ordinary shares.
(2)

Represents (i)10,062,000 Class A ordinary shares held by Mr. Shuang Liu and (ii) 9,306,250 Class A ordinary shares that Mr. Liu has the right to receive upon the exercise of share options within 60 days of March 31, 2022.

(3)	Represents 24,744,008 Class A ordinary shares, including 8,322,008 Class A ordinary shares in the form of ADSs.
(4)

Information is as of December 31, 2021, based on the Amendment No. 2 to Schedule 13G filed on February 9, 2022 by FIL Limited, and consists of 26,447,648 Class A ordinary shares in the form of 3,305,956 ADSs. The principal business office of FIL Limited is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

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

As of March 31, 2022, 261,538,912 Class A ordinary shares or 98.7% of our outstanding Class A ordinary shares in the form of ADSs are held by one record holder in the United States, JPMorgan Chase Bank, N.A. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

Phoenix TV, through its wholly owned subsidiary, is our controlling shareholder, with beneficial ownership and voting power of 54.5% and 60.9%, respectively, of our outstanding ordinary shares as of March 31, 2022. Phoenix TV has the power acting alone to approve any action requiring a vote of the majority of our ordinary shares.

Transactions Related to Our Corporate Structure

To comply with the applicable PRC laws, rules and regulations, we conduct our operations in China through contractual arrangements between our wholly owned PRC subsidiaries, Fenghuang On-line, Qieyiyou and the VIEs. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs.”

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

Pursuant to the Phoenix TV Cooperation Agreement, Tianying Jiuzhou and Yifeng Lianhe each entered into a Content License Agreement with Phoenix Satellite Television Company Limited on November 24, 2009. Pursuant to the Content License Agreements, Phoenix TV granted each of Tianying Jiuzhou and Yifeng Lianhe an exclusive license to use its copyrighted text, images, sound and videos on its Internet and mobile channels, as applicable, in China. Payments for the content license are made in accordance with the payment provisions set forth in the Phoenix TV Cooperation Agreement. The Content License Agreements can be terminated earlier (i) by the non-breaching party in the event of a breach and if the breach is not cured within ten business days after receipt of notice of breach from the non-breaching party, (ii) in the event of bankruptcy or the cessation of business operations of either party, or a change in the shareholder or equity structure of the relevant VIE, other than in connection with the contractual arrangements, (iii) if either party’s performance of its obligations is held unlawful under PRC law; or (iv) if an event occurs that adversely affects the performance of either party of its respective obligations and upon written notice by the unaffected party.

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

After the expiration of the Program License Agreements in May 2019, Tianying Jiuzhou and Yifeng Lianhe each entered into a supplemental agreement with Phoenix Satellite Television Company Limited to extend the term of the original Program License Agreements to January 14, 2020. Subsequently, Tianying Jiuzhou and Yifeng Lianhe entered into a program resource license and cooperation agreement with Phoenix Satellite Television Company Limited on January 15, 2020, or the 2020 Program Resource License and Cooperation Agreement, to continue to use Phoenix TV Group’s copyrighted video content. The annual license fees payable to Phoenix Satellite Television Company Limited under the 2020 Program Resource License and Cooperation Agreement are RMB2.0 million plus 50% of the revenue generated from the use of the licensed program resource in excess of RMB2.0 million. The 2020 Program Resource License and Cooperation Agreement have a term of two years and may be extended prior to expiration. On August 24, 2021, Tianying Jiuzhou and Yifeng Lianhe terminated the 2020 Program Resource License and Cooperation Agreement and Tianying Jiuzhou entered into a new program resource license and cooperation agreement with Phoenix Satellite Television Holdings Limited, or the 2021 Program Resource License and Cooperation Agreement. According to the 2021 Program Resource License and Cooperation Agreement, Phoenix Satellite Television Company Limited grants Tianying Jiuzhou exclusive right to broadcast copyrighted video content and the derived audio content from three television channels of Phoenix TV Group on the internet in Mainland China with such content also broadcasted on the three television channels of Phoenix TV Group. Phoenix TV also grants the Tianying Jiuzhou the right to sublicense such contents. The annual fees payable to Phoenix TV by us for such content licenses will be RMB45.0 million and the 2021 Program Resource License and Cooperation Agreement has a term of three years.

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

Transactions with Phoenix TV and Certain of its Subsidiaries

Costs for content provided to us by Phoenix TV Group were RMB11.3 million, RMB2.6 million and RMB17.3 million (US$2.7 million) in 2019, 2020 and 2021, respectively. We were charged by Phoenix TV Group for advertising and promotion expenses of RMB4.2 million, RMB2.5 million and RMB2.5 (US$0.4 million) in 2019, 2020 and 2021, respectively. We were charged corporate administrative expenses by Phoenix TV Group in the total amounts of RMB2.1 million, RMB0.7 million and RMB1.1 million (US$0.2 million) in 2019, 2020 and 2021, respectively. We were also charged Trademark license fee by Phoenix TV Group with the total amounts of RMB5.0 million, RMB4.4 million and RMB4.3 million (US$0.7 million) in 2019, 2020 and 2021, respectively.

We provide joint advertising services to Phoenix TV Group’s advertisers from which we earned revenues of RMB15.7 million, RMB10.6 million and RMB12.4 million (US$1.9 million) in 2019, 2020 and 2021, respectively.

As of December 31, 2020 and 2021, we had amounts due from Phoenix TV Group with the amounts of RMB11.4 million and RMB43.8 million (US$6.9 million), respectively, and accounts due to Phoenix TV Group with the amounts of RMB23.5 million and RMB26.6 million (US$4.2 million), respectively.

Cooperation Agreement with China Mobile

China Mobile is a shareholder of our parent company, Phoenix TV. As of March 31, 2022, China Mobile held 19.7% of the outstanding shares of Phoenix TV.

We obtained revenues for our paid services through China Mobile of RMB60.5 million, RMB30.5 million and RMB29.8 million (US$4.7 million) in 2019, 2020 and 2021, respectively. We earned revenues from China Mobile for advertising services RMB23.3 million, RMB23.7 million and RMB17.5 million (US$2.7 million) in 2019, 2020 and 2021, respectively. We incurred revenue sharing and bandwidth costs in connection with MVAS provided through China Mobile’s platforms in the amounts of RMB14.0 million, RMB6.5 million and RMB6.6 million (US$1.0 million) in 2019, 2020 and 2021, respectively.

As of December 31, 2020 and 2021, we had amounts due from China Mobile with the amounts of RMB16.0 million and RMB12.0 million (US$1.9 million), respectively, and accounts due to China Mobile with the amounts of RMB3.8 million and RMB3.9 million (US$0.6 million), respectively.

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China, which in turn relies on the payments received from the VIEs in China pursuant to the contractual arrangements that established our corporate structure. Current PRC laws, rules and regulations permit our PRC subsidiaries to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are required to set aside a certain amount of their accumulated after-tax profits each year to fund statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

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

Material United States Federal Income Tax Consequences

The following summary describes material United States federal income tax consequences of the ownership and disposition of our ADSs and Class A ordinary shares. The discussion is applicable only to United States Holders (as defined below) who hold our ADSs or Class A ordinary shares as capital assets (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). As used herein, the term “United States Holder” means a beneficial owner of an ADS or Class A ordinary share that is for United States federal income tax purposes:

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

This summary does not purport to be a detailed description of the United States federal income tax consequences applicable to you if you are a person subject to special treatment under the United States federal income tax laws, such as:

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

•	a person whose “functional currency” is not the U.S. dollar.

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

This discussion does not consider the tax treatment of partnerships or other pass-through entities that hold our ADSs or Class A ordinary shares, or of persons who hold our ADSs or Class A ordinary shares through such entities. If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds ADSs or Class A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or Class A ordinary shares, you should consult your tax advisors.

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, United States federal estate and gift taxes or the effects of any state, local or non-United States tax laws.

If you are considering the purchase of our ADSs or Class A ordinary shares, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

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

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate United States Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A non-United States corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange), but not our Class A ordinary shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our Class A ordinary shares that are not represented by ADSs will not be eligible for the reduced tax rates. There also can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law (see discussion under “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC (the “Treaty”), and if we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, would be potentially eligible for the reduced rates of taxation. Notwithstanding the foregoing, however, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed below under “—Passive Foreign Investment Company,” we believe we were a PFIC for 2021, and that we may be classified as a PFIC for future taxable years. Therefore, if you are a non-corporate United States Holder, you should not assume that any dividends will be taxed at a reduced rate. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or Class A ordinary shares. In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the Treaty if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid to you with respect to our ADSs or Class A ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. Furthermore, in certain circumstances, if you have held our ADSs or Class A ordinary shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on our ADSs or Class A ordinary shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances. Instead of claiming a foreign tax credit, you may, at your election, deduct any otherwise creditable PRC withholding taxes in computing your taxable income, but only for a taxable year in which you elect to do so with respect to all foreign income taxes and subject to generally applicable limitations under United States law.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will be treated first as a tax-free return of your tax basis in our ADSs or Class A ordinary shares held by you, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend (as discussed above).

Distributions of ADSs, Class A ordinary shares or rights to subscribe for ADSs or Class A ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Passive Foreign Investment Company

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or
•	at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Cash is generally treated as an asset that produces or is held for the production of passive income. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, it is not entirely clear how the contractual arrangements between us and the VIEs will be treated for purposes of the PFIC rules. If it is determined that we do not own the stock of the VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we are more likely to be treated as a PFIC.

Based upon the past and projected composition of our income and assets, and the valuation of our assets, we believe we were a PFIC for 2021, and that we may be classified as a PFIC for future taxable years. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets and the value of our assets from time to time.

Accordingly, it is possible that our status as a PFIC may change in any future taxable year due to changes in our asset or income composition. In addition, the calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change.

Because the determination of whether or not we are a PFIC involves extensive factual investigation and cannot be completed until the close of a taxable year, there can be no assurance we will not be a PFIC for any future year.

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
•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC or we otherwise hold an investment in a non-United States corporation that is treated as an equity interest in a PFIC (any such PFIC, a “lower-tier PFIC”), a United States Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

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

Your adjusted tax basis in our ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years, unless our ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a United States Holder may continue to be subject to the general PFIC rules discussed above with respect to such United States Holder’s indirect interest in any lower-tier PFIC.

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

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for our ADSs or Class A ordinary shares and your tax basis in such ADSs or Class A ordinary shares, both determined in U.S. dollars. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss. Capital gains of non-corporate United States Holders (including individuals) derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, in the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law and PRC tax is imposed on any gain from the sale, exchange or other taxable disposition of our ADSs or Class A ordinary shares, a United States Holder eligible for the benefits of the Treaty may be able to elect to treat such gain as PRC-source income. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC-source income, then you generally would not be able to use a foreign tax credit for any PRC tax imposed on the disposition of our ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. However, pursuant to recently issued United States Treasury regulations that apply to taxes paid or accrued in taxable years beginning on or after December 28, 2021, if you do not claim the benefits of the Treaty, any such PRC tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

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

Inflation Risk

In recent years, inflation has not had a material impact on our operating results. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 2.9%, 2.5% and 0.9% in 2019, 2020 and 2021, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. We do not anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Currency Risk

Substantially all our revenues and expenses are denominated in Renminbi. We have not had any material foreign exchange gains or losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars relative to the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs are traded in U.S. dollars. Furthermore, a decline in the value of the Renminbi could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our subsidiaries and PRC-incorporated affiliates in China. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our reported financial results in U.S. dollar terms. As of December 31, 2021, we had RMB denominated cash and cash equivalents, term deposits and short term investments and restricted cash, totaling RMB1.47 billion (US$231.2 million), and U.S. dollar denominated cash and cash equivalents and term deposits totaling US$5.0 million. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Fluctuations in exchange rates of the Renminbi could materially affect our reported operating results.”

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

Payments by Depositary

As of March 31, 2022, we had received total payments of US$2.75 million from JPMorgan, the current depositary bank for our ADR program for reimbursement of investor relations expenses and other program related expenses.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2019, 2020 and 2021.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.	Modifications of Rights

See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

B.	Use of Proceeds

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2021, an evaluation has been carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding the required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon our evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2021 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2021.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

We maintain a system of internal control over financial reporting that is designed to provide reasonable assurance that our books and records accurately reflect our transactions and that our established policies and procedures are followed. As required by Rule 13a-15(d), under the Exchange Act, our management, including our Chief Executive Officer, president and our Chief Financial Officer, has also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

PricewaterhouseCoopers Zhong Tian LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2021, for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, for the years indicated.

	For the Years Ended
	December 31,
	2020	2021
	(In thousands of RMB)
Audit Fees (1)	8,505	8,085
Tax Fees (2)	—	—
All Other Fees (3)	17	12
Total	8,522	8,097

Notes:

(1)

Audit fees consist of fees associated with the annual audit, reviews of our quarterly financial statements and related statutory and regulatory filings. For 2020 and 2021, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

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

ITEM 16H.	MINE SAFETY

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Registrant has elected to provide the financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Phoenix New Media Limited are included at the end of this annual report.

ITEM 19.	EXHIBIT INDEX

Exhibit Number	Description of Exhibits

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

2.4

Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (incorporated by reference Exhibit 2.4 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 28, 2020).

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

4.8B

Translation of the Exclusive Equity Option Agreement, dated as of January 25, 2021, between Fenghuang On-line and Fenghuang Ronghe and its shareholders (incorporated by reference Exhibit 4.8B to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2020 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 28, 2021).

*4.8C	Translation of the Exclusive Equity Option Agreement, dated as of May 7, 2021, between Qieyiyou and Chenhuan.and its shareholders.

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

4.10B

Translation of the Equity Pledge Agreement, dated as of January 25, 2021, between Fenghuang On-line and Fenghuang Ronghe and its shareholders (incorporated by reference Exhibit 4.10B to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2020 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 28, 2021).

*4.10C	Translation of the Equity Pledge Agreement, dated as of May 7, 2021, between Qieyiyou and Chenhuan and its shareholders.

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

4.12A

Translation of the Exclusive Technical Consulting & Service Agreement, dated as of January 13, 2014, between Qieyiyou and Chenhuan and its shareholders (incorporated by reference Exhibit 4.12A to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2017 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 26, 2018).

4.12B

Translation of the Business Management Agreement, dated as of January 13, 2014, between Qieyiyou and Chenhuan and its shareholders (incorporated by reference Exhibit 4.12B to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2017 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 26, 2018).

4.12C

Translation of the Exclusive Technical Consulting & Service Agreement, dated as of January 25, 2021, between Fenghuang On-line and Fenghuang Ronghe (incorporated by reference Exhibit 4.12C to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2020 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 28, 2021).

*4.12D	Translation of the Exclusive Technical Consulting & Service Agreement, dated as of May 7, 2021, between Qieyiyou and Chenhuan and its shareholders.

4.13

Translation of Loan Agreement, dated as of December 31, 2009, between Fenghuang On-line and the shareholders of Tianying Jiuzhou (incorporated by reference Exhibit 10.11 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.13A

Translation of Supplemental Agreement to the Loan Agreement, dated as of December 31, 2019, between Fenghuang On-line and the shareholders of Tianying Jiuzhou (incorporated by reference Exhibit 4.13A to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 28, 2020).

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

4.14B

Translation of the Loan Agreement, dated as of January 25, 2021, between Fenghuang On-line and the shareholders of Fenghuang Ronghe (incorporated by reference Exhibit 4.14B to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2020 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 28, 2021).

*4.14C	Translation of the Loan Agreement, dated as of March 30, 2021, between Qieyiyou and shareholders of Chenhuan.

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

4.16A

Translation of the Voting Right Entrustment Agreement, dated as of January 13, 2014, between Qieyiyou and Chenhuan and its shareholders (incorporated by reference Exhibit 4.16A to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2017 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 26, 2018).

4.16B

Translation of the Voting Right Entrustment Agreement, dated as of January 25, 2021, between Fenghuang On-line and the shareholders of Fenghuang Ronghe (incorporated by reference Exhibit 4.16B to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2020 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 28, 2021).

*4.16C	Translation of the Voting Right Entrustment Agreement, dated as of May 7, 2021, between Qieyiyou and Chenhuan and its shareholders.

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

4.59C

Translation of Share Purchase Agreement, dated as of August 7, 2020, between Run Liang Tai Management Limited and our Company (incorporated by reference Exhibit 4.59C to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2020 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 28, 2021).

4.60

Fread Limited’s Restricted Share Unit Scheme adopted in March 2018 (incorporated by reference Exhibit 4.57 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2018 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 26, 2019).

4.61

Translation of Equity Transfer Agreement, dated as of May 18, 2020, among Shenzhen Shenghuayu Energy Conservation Service Co., Ltd., Beijing Yitian Xindong Network Technology Co., Ltd. and Chenhuan (incorporated by reference Exhibit 4.61 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2020 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 28, 2021).

4.62

Translation of the Supplementary Agreement No.2 of the Trademark License Agreement, dated as of November 26, 2020, between Phoenix Satellite Television Trademark Limited and Yifeng Lianhe (Beijing) Technology Co.,Ltd. (incorporated by reference Exhibit 4.62 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2020 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 28, 2021).

4.63

Translation of the Supplementary Agreement No.6 to the Trademark License Agreement, dated as of November 26, 2020, between Phoenix Satellite Television Trademark Limited and Beijing Tianying Jiuzhou Network Technology Co., Ltd. (incorporated by reference Exhibit 4.63 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2020 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 28, 2021).

4.64

Translation of the Termination Agreement, dated as of March 1,2021, between Fenghuang On-line and Yifeng Lianhe and its shareholders (incorporated by reference Exhibit 4.64 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2020 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 28, 2021).

*4.65	Translation of Program Resource License and Cooperation Agreement between Phoenix Satellite Television Company Limited and Beijing Tianying Jiuzhou Network Technology Co., Ltd., dated August 24, 2021.

*4.66	Translation of the Termination Agreement, dated as of May 7,2021, between Qieyiyou and Chenhuan and its shareholders.

*8.1	List of Subsidiaries

11.1

Code of Business conduct and Ethics of the Registrant (incorporated by reference Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification of our Chief Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Public Accounting Firm

*15.2	Consent of Zhong Lun Law Firm

101.INS	Inline XBRL Instance Document. *

101.SCH	Inline XBRL Taxonomy Extension Schema Document. *

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document. *

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document. *

101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document. *

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document. *

104	Cover Page Interactive Data File (embedded within the Inline XBRL document). *

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Phoenix New Media Limited

	By:	/s/ Edward Lu
		Name:	Edward Lu
		Title:	Chief Financial Officer

Date: April 28, 2022

Phoenix New Media Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Phoenix New Media Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Phoenix New Media Limited and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income /(loss), of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses on certain financial instruments in 2020.

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

Allowance for Credit Losses on Accounts Receivable

As described in Notes 2 and 6 to the consolidated financial statements, as of December 31, 2021, the gross balance of accounts receivable was RMB799.4 million, against which an allowance for credit losses of RMB360.7 million was provided. The allowance is management’s estimate of expected credit losses based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability to pay. Management estimated the allowance by segmenting accounts receivable into groups based on certain credit risk characteristics and determining an expected loss rate for each group based on historical loss experience adjusted for judgments about the effects of relevant observable data including default rates, lifetime for debt recovery, current and future economic conditions.

The principal considerations for our determination that performing procedures relating to the allowance for credit losses on accounts receivable is a critical audit matter are the significant judgment made by management in estimating the allowance for credit loss. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence obtained relating to management’s judgments about the effects of relevant observable data including default rates, lifetime for debt recovery, current and future economic conditions. The audit effort also included the involvement of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimate of the allowance for credit losses. These procedures also included, among others, (i) evaluating the appropriateness of the model and methodology; (ii) testing the completeness, accuracy and relevance of underlying data used in the model; and (iii) evaluating the reasonableness of significant judgments made by management related to default rates, lifetime for debt recovery, current and future economic conditions. Professionals with specialized skill and knowledge were also used to assist in evaluating the appropriateness of the model, methodology and management’s significant judgements.

Equity investments in limited partnerships accounted for under equity method

As described in Notes 2 and 11 to the consolidated financial statements, as of December 31, 2021, the Company held investments in limited partnerships with total carrying value of RMB60.2 million. The two limited partnerships mainly engage in private equity investments. The investments in the limited partnerships are accounted for under equity method. The Company adjusted the carrying value of equity method investments for its share of the income or losses of the limited partnerships. The income or losses of the limited partnerships were mainly attributable by the estimated fair value change of the underlying investments held by the limited partnerships. The Company recognized its share of income from these investments of RMB0.4 million for the year ended December 31, 2021.

The principal considerations for our determination that performing procedures relating to the equity investments in limited partnerships accounted for under equity method is a critical audit matter are the significant judgment made by management in recognizing the Company’s share of income or losses of the limited partnerships. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating the reasonableness of the Company’s share of income or losses of the limited partnerships.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's accounting of equity investments in limited partnerships. These procedures also included, among others, testing management’s recognition of the Company’s share of income or losses of the limited partnerships through evaluation of the limited partnerships’ financial statements, and, on a sample basis, testing the reasonableness of the estimated fair value change of the limited partnerships’ underlying investments by assessing the methods used to value the underlying investments, the current performance and development of the underlying investments, and other relevant market information.

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 28, 2022

We have served as the Company’s auditor since 2010.

Phoenix New Media Limited

Consolidated Balance Sheets

(Amounts in thousands, except for number of shares and per share data)

	As of December 31,
	2020	2021
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	357,796	188,980
Term deposits and short term investments	1,280,033	1,309,028
Restricted cash	31,039	15,618
Accounts receivable, net	675,616	456,935
Amounts due from related parties	32,587	57,079
Prepayments and other current assets	42,846	49,363
Total current assets	2,419,917	2,077,003
Non-current assets:
Property and equipment, net	62,649	29,051
Intangible assets, net	12,396	22,495
Available-for-sale debt investments	36,662	29,401
Equity investments, net	94,821	111,128
Deferred income tax assets, net	86,867	92,189
Operating lease right-of-use assets, net	49,487	41,361
Other non-current assets	9,753	3,218
Total non-current assets	352,635	328,843
Total assets	2,772,552	2,405,846
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including amounts of the consolidated VIEs, excluding intercompany amounts, without recourse to the Company of RMB493,389 and RMB345,561 as of December 31, 2020 and 2021, respectively. Note 1) :

Accounts payable	221,203	217,172
Amounts due to related parties	34,420	34,735
Advances from customers	38,835	33,461
Taxes payable	402,610	412,776
Salary and welfare payable	156,599	119,812
Accrued expenses and other current liabilities	172,376	123,243
Operating lease liabilities	36,370	25,780
Total current liabilities	1,062,413	966,979

Non-current liabilities (including amounts of the consolidated VIEs, excluding intercompany amounts, without recourse to the Company of RMB43,190 and RMB32,169 as of December 31, 2020 and 2021, respectively. Note 1) :

Deferred tax liabilities	1,312	1,312
Long-term liabilities	28,182	28,330
Operating lease liabilities	16,672	20,070
Total non-current liabilities	46,166	49,712
Total liabilities	1,108,579	1,016,691
Commitments and contingencies (Note 22)
Shareholders’ equity:
Phoenix New Media Limited shareholders’ equity:
Class A ordinary shares (US$0.01 par value, 680,000,000 shares authorized; 264,998,965 and 264,998,965 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	17,499	17,499
Class B ordinary shares (US$0.01 par value, 320,000,000 shares authorized; 317,325,360 and 317,325,360 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	22,053	22,053
Additional paid-in capital	1,620,580	1,629,014
Statutory reserves	92,017	98,482
Accumulated deficits	(88,191)	(300,357)
Accumulated other comprehensive loss	(28,214)	(39,308)
Total Phoenix New Media Limited shareholders’ equity	1,635,744	1,427,383
Noncontrolling interests	28,229	(38,228)
Total shareholders’ equity	1,663,973	1,389,155
Total liabilities and shareholders’ equity	2,772,552	2,405,846

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Comprehensive Income/(Loss)

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Revenues (1) :
Net advertising revenues	1,194,761	1,113,017	930,025
Paid services revenues	133,020	95,828	100,306
Total revenues	1,327,781	1,208,845	1,030,331
Cost of revenues (1)	(683,330)	(559,286)	(597,397)
Gross profit	644,451	649,559	432,934
Operating expenses (1) :
Sales and marketing expenses	(541,772)	(279,429)	(276,254)
General and administrative expenses	(242,047)	(277,931)	(334,189)
Technology and product development expenses	(216,741)	(171,989)	(158,586)
Impairment of goodwill	—	(22,786)	—
Total operating expenses	(1,000,560)	(752,135)	(769,029)
Loss from operations	(356,109)	(102,576)	(336,095)
Other income/(loss):
Interest income, net	22,721	35,421	47,304
Foreign currency exchange gain	7,892	5,494	8,612
(Loss)/income from equity method investments, net of impairment	(3,447)	5,598	401
Fair value changes in investments, net	—	—	1,906
Impairment of available-for-sale debt investments	—	(2,000)	—
Gain on disposal of available-for-sale debt investments	1,001,181	477,254	—
Changes in fair value of loan related to co-sale of Particle shares	—	(24,535)	—
Changes in fair value of forward contract in relation to disposal of investments in Particle	4,441	16,085	—
Others, net	15,031	35,881	25,387
Income/(loss) before tax from continuing operations	691,710	446,622	(252,485)
Income tax expense	(21,950)	(18,977)	(20,581)
Net income/(loss) from continuing operations	669,760	427,645	(273,066)
Net income/(loss) from discontinued operations, net of income taxes	54,242	(62,366)	—
Net income/(loss)	724,002	365,279	(273,066)
Net (income)/loss from continuing operations attributable to noncontrolling interests	(5,564)	(9,669)	67,365
Net loss from discontinued operations attributable to noncontrolling interests	9,391	24,759	—
Net loss attributable to noncontrolling interests	3,827	15,090	67,365
Net income/(loss) from continuing operations attributable to Phoenix New Media Limited	664,196	417,976	(205,701)
Net income/(loss) from discontinued operations attributable to Phoenix New Media Limited	63,633	(37,607)	—
Net income/(loss) attributable to Phoenix New Media Limited	727,829	380,369	(205,701)
Net income/(loss)	724,002	365,279	(273,066)
Other comprehensive income/(loss) (net of tax of RMB196,617, RMB(98,456) and nil for the years ended December 31, 2019, 2020 and 2021, respectively): fair value remeasurement for available-for-sale debt investments	1,188,762	(887,248)	(6,611)
Other comprehensive loss (net of tax of RMB142,574, RMB96,606 and nil for the years ended December 31, 2019, 2020 and 2021, respectively): reclassification adjustment for disposal of available-for-sale debt investments	(1,008,795)	(491,197)	—
Other comprehensive income/(loss) (net of nil tax for all years): foreign currency translation adjustment	37,483	(55,577)	(4,483)
Comprehensive income/(loss)	941,452	(1,068,743)	(284,160)
Comprehensive loss attributable to noncontrolling interests	3,827	15,090	67,365
Comprehensive income/(loss) attributable to Phoenix New Media Limited	945,279	(1,053,653)	(216,795)
Net income/(loss) attributable to Phoenix New Media Limited	727,829	380,369	(205,701)
Basic net income/(loss) per Class A and Class B ordinary share:
-Continuing operations	1.14	0.72	(0.35)
-Discontinued operations	0.11	(0.07)	—
Basic net income/(loss) per Class A and Class B ordinary share	1.25	0.65	(0.35)
Diluted net income/(loss) per Class A and Class B ordinary share:
-Continuing operations	1.14	0.72	(0.35)

-Discontinued operations	0.11	(0.07)	—
Diluted net income/(loss) per Class A and Class B ordinary share	1.25	0.65	(0.35)
Basic income/(loss) per ADS (1 ADS represents 8 Class A ordinary shares):
-Continuing operations	9.13	5.74	(2.83)
-Discontinued operations	0.87	(0.51)	—
Basic net income/(loss) per ADS (1 ADS represents 8 Class A ordinary shares)	10.00	5.23	(2.83)
Diluted net income/(loss) per ADS (1 ADS represents 8 Class A ordinary shares)：
-Continuing operations	9.13	5.74	(2.83)
-Discontinued operations	0.87	(0.51)	—
Diluted net income/(loss) per ADS (1 ADS represents 8 Class A ordinary shares)	10.00	5.23	(2.83)
Weighted average number of Class A and Class B ordinary shares used in computing net income/(loss) per share:
Basic	582,275,800	582,324,325	582,324,325
Diluted	582,275,800	582,324,325	582,324,325

(1) Transactions with related parties included in revenues, cost of revenues and operating expenses are as follows (Note 23):

Net advertising revenues	50,700	37,639	28,629
Paid services revenues	61,690	30,950	29,959
Cost of revenues	(26,512)	(9,566)	(24,500)
Sales and marketing expenses	(4,157)	(2,692)	(2,465)
General and administrative expenses	(7,045)	(5,044)	(5,361)

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Shareholders’ Equity

(Amounts in thousands, except for number of shares)

	Phoenix New Media Limited Shareholders’ Equity
	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Statutory	Retained earnings/	Accumulated other comprehensive	Noncontrolling	Total shareholders’
	Shares	Amount	Shares	Amount	capital	reserves	(accumulated deficits)	income/(loss)	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	264,824,592	17,487	317,325,360	22,053	1,604,588	87,620	159,621	1,188,358	310,634	3,390,361
Share-based compensation	—	—	—	—	8,041	—	—	—	12,180	20,221
Issuance of ordinary shares upon settlement of share-based awards	174,373	12	—	—	499	—	—	—	—	511
Appropriation to statutory reserves	—	—	—	—	—	963	(963)	—	—	—
Fair value changes of available-for-sale debt investments, net of tax	—	—	—	—	—	—	—	1,188,762	—	1,188,762
Reclassification adjustment for disposal of available-for-sale debt investments, net of tax	—	—	—	—	—	—	—	(1,008,795)	—	(1,008,795)
Foreign currency translation adjustment	—	—	—	—	—	—	—	37,483	—	37,483
Acquisition of a noncontrolling interest in a subsidiary	—	—	—	—	(1,644)	—	—	—	(124,245)	(125,889)
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	18,522	18,522
Dividends declared and paid	—	—	—	—	—	—	(700,163)	—	—	(700,163)
Net income	—	—	—	—	—	—	727,829	—	(3,827)	724,002
Balance as of December 31, 2019	264,998,965	17,499	317,325,360	22,053	1,611,484	88,583	186,324	1,405,808	213,264	3,545,015
Share-based compensation	—	—	—	—	9,096	—	—	—	287	9,383
Appropriation to statutory reserves	—	—	—	—	—	3,434	(3,434)	—	—	—
Fair value changes of available-for-sale debt investments, net of tax	—	—	—	—	—	—	—	(887,248)	—	(887,248)
Reclassification adjustment for disposal of available-for-sale debt investments, net of tax	—	—	—	—	—	—	—	(491,197)	—	(491,197)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(55,577)	—	(55,577)
Capital contribution received from noncontrolling shareholders	—	—	—	—	—	—	—	—	1,600	1,600
Disposal of a subsidiary	—	—	—	—	—	—	—	—	(169,339)	(169,339)
Dividends declared and paid	—	—	—	—	—	—	(653,501)	—	(442)	(653,943)
Net income	—	—	—	—	—	—	380,369	—	(15,090)	365,279
Cumulative effect of initially applying ASC 326	—	—	—	—	—	—	2,051	—	(2,051)	—
Balance as of December 31, 2020	264,998,965	17,499	317,325,360	22,053	1,620,580	92,017	(88,191)	(28,214)	28,229	1,663,973
Share-based compensation	—	—	—	—	8,434	—	—	—	1,148	9,582
Appropriation to statutory reserves	—	—	—	—	—	6,465	(6,465)	—	—	—
Fair value changes of available-for-sale debt investments, net of tax	—	—	—	—	—	—	—	(6,611)	—	(6,611)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(4,483)	—	(4,483)
Dividends declared and paid	—	—	—	—	—	—	—	—	(240)	(240)
Net loss	—	—	—	—	—	—	(205,701)	—	(67,365)	(273,066)
Balance as of December 31, 2021	264,998,965	17,499	317,325,360	22,053	1,629,014	98,482	(300,357)	(39,308)	(38,228)	1,389,155

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cash flows from operating activities:
Net income/(loss)	724,002	365,279	(273,066)
Net (income)/loss from discontinued operations, net of income taxes	(54,242)	62,366	—
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Share-based compensation	11,859	9,383	9,582
Provision for allowance for credit losses, including related party amounts of RMB(2,336), RMB3,344 and RMB1,000 for the years ended December 31, 2019, 2020 and 2021, respectively	39,952	75,840	186,520
Depreciation and amortization expense	49,556	38,930	28,503
Amortization of the right-of-use assets	33,809	39,981	37,549
Impairment of intangible assets	—	10,572	369
Loss/(income) from equity method investments, net of impairment	3,447	(5,598)	(401)
Fair value changes in investments, net	—	—	(1,906)
Impairment of available-for-sale debt investments	—	2,000	—
Deferred tax benefit	(1,269)	(13,179)	(5,322)
(Gain)/loss on disposal of property and equipment	(216)	(1,642)	1,107
Gain on disposal of available-for-sale debt investments	(1,001,181)	(477,254)	—
Impairment of goodwill	—	22,786	—
Changes in fair value of loan related to co-sale of Particle shares	—	24,535	—
Changes in fair value of forward contract in relation to disposal of investments in Particle	(4,441)	(16,085)	—
Foreign currency exchange gain	(7,892)	(5,494)	(8,612)
Changes in operating assets and liabilities, net of effects of acquisition:
Accounts receivable	(73,932)	(149,780)	33,161
Prepayments and other current assets	38,364	15,576	(8,285)
Amounts due from related parties	36,911	20,721	(25,492)
Other non-current assets	(98)	10,106	6,535
Accounts payable	(53,166)	(27,719)	(9,083)
Advances from customers	(7,341)	(7,337)	(5,374)
Salary and welfare payable	15,691	(1,185)	(36,787)
Taxes payable	15,735	20,778	10,166
Amounts due to related parties	15,437	265	315
Accrued expenses and other current liabilities	(123,338)	(78,031)	(45,834)
Long-term liabilities	(29,032)	(39,109)	(36,467)
Net cash used in continuing operating activities	(371,385)	(103,295)	(142,822)
Net cash provided by discontinued operating activities	41,080	186	—
Net cash used in operating activities	(330,305)	(103,109)	(142,822)
Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(57,885)	(12,090)	(16,833)
Placement of term deposits and short term investments	(9,175,619)	(6,456,943)	(5,839,637)
Maturity of term deposits and short term investments	8,844,241	6,404,429	5,810,436
Payment for the equity investment	(6,500)	(82,000)	(14,000)
Loans provided to a third party related to co-sale of Particle shares	—	(68,867)	—
Net proceeds from disposal of available-for-sale debt investments	1,403,046	695,937	—
Deposits received from proposed buyers of investments in Particle	357,974	—	—
Cash acquired from acquisition of a subsidiary, net of cash acquired	175,489	—	—
Proceeds from disposal of property and equipment and intangible assets	—	—	17,381
Net cash provided by/(used in) continuing investing activities	1,540,746	480,466	(42,653)
Net cash (used in)/provided by discontinued investing activities	(80,352)	265,753	—
Net cash provided by/(used in) investing activities	1,460,394	746,219	(42,653)
Cash flows from financing activities:
Proceeds from exercise of stock options	511	—	—
Repayment of loan from a noncontrolling shareholder	—	(7,630)	—
Repayment of short-term bank loans	(267,886)	—	—
Dividends paid to shareholders	(703,145)	(645,244)	(3,540)
Cash received from discount of notes receivable	—	11,612	—
Capital injection from noncontrolling shareholders	—	1,600	—
Net cash used in continuing financing activities	(970,520)	(639,662)	(3,540)
Net cash used in discontinued financing activities	(144,100)	—	—
Net cash used in financing activities	(1,114,620)	(639,662)	(3,540)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(35,191)	(38,563)	4,778
Cash, cash equivalents and restricted cash of discontinued operations	(33,916)	46,840	—
Net decrease in cash, cash equivalents and restricted cash	(19,722)	(35,115)	(184,237)
Cash, cash equivalents and restricted cash at the beginning of the year	430,748	377,110	388,835
Including:
Cash and cash equivalents at the beginning of the year	161,100	310,876	357,796
Restricted cash at the beginning of the year	269,648	66,234	31,039
Cash, cash equivalents and restricted cash at the end of the year	377,110	388,835	204,598
Including:
Cash and cash equivalents at the end of the year	310,876	357,796	188,980
Restricted cash at the end of the year	66,234	31,039	15,618
Supplemental disclosure of cash flow information:
Cash paid during the period for income taxes	1,083	1,688	1,012
Cash paid during the period for interest expenses	4,026	1,112	—
Supplemental disclosure of non-cash investing activities:
Acquisition of available-for-sale debt investments from pledge of an interest-free loan	—	42,135	—
Acquisition of available-for-sale debt investments from a series of debt restructuring transaction and share exchange transaction	—	5,980	—

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

1. Organization and Principal Activities

Phoenix New Media Limited (“PNM”, or the “Company”) was incorporated in the Cayman Islands on November 22, 2007 by Phoenix Satellite Television (B.V.I.) Holding Limited (the “Parent”), a subsidiary of Phoenix Media Investment (Holdings) Limited (“Phoenix TV”). Phoenix TV, its subsidiaries and variable interest entities (“VIEs”) excluding the Group are collectively referred to as the Phoenix TV Group. As of December 31, 2021, the Company had twelve subsidiaries, three VIEs and eighteen subsidiaries of VIEs. The Company, its subsidiaries, VIEs and subsidiaries of the VIEs are hereinafter collectively referred to as the “Group”. The Group generates revenues from providing advertising services and paid services, which include paid contents, E-commerce and others. While the Group’s VIEs hold certain licenses and approvals to operate Internet-related businesses in the People’s Republic of China (“China” or the “PRC”), they are also in the process of applying for certain licenses for the operations of their businesses, including an Internet audio-visual program transmission license and an Internet news license.

Major subsidiaries, VIEs and the subsidiaries of the VIEs as of December 31, 2021 are set out below:

			Percentage
			of Direct or
			Indirect
	Place of	Date of	Economic	Principal
Name	Incorporation	Incorporation	Ownership	Activity
Direct subsidiaries:
Phoenix Satellite Television Information Limited	British Virgin Islands (“BVI”)	September 1, 1999	100%	Investment holding
Phoenix New Media (Hong Kong) Company Limited	Hong Kong	February 24, 2011	100%	Advertising
Phoenix New Media (Hong Kong) Information Technology Company Limited	Hong Kong	April 22, 2014	100%	Investment holding
Fread Limited	Cayman Island	May 20, 2014	100%	Investment holding
Indirect subsidiaries:
Fenghuang On-line (Beijing) Information Technology Co., Ltd. (“Fenghuang On-line”)	PRC	December 20, 2005	100%	Technical consulting
Beijing Fenghuang Yutian Software Technology Co., Ltd. (“Fenghuang Yutian”)	PRC	June 15, 2012	100%	Software development
Fenghuang Feiyang (Beijing) New Media Information Technology Co., Ltd. (“Fenghuang Feiyang”)	PRC	October 25, 2013	100%	Advertising
I Game (Hong Kong) Company Limited	Hong Kong	June 10, 2014	100%	Paid services
Beijing Fenghuang Borui Software Technology Co., Ltd. (“Fenghuang Borui”)	PRC	October 13, 2014	100%	Software development
Qieyiyou (Beijing) Information Technology Co., Ltd. (“Qieyiyou”)	PRC	November 28, 2014	100%	Paid services
Tianjin Fengying Hongda Culture Communication Co., Ltd. (“Fengying Hongda”)	PRC	March 13, 2017	100%	Advertising
VIEs:
Beijing Tianying Jiuzhou Network Technology Co., Ltd. (“Tianying Jiuzhou”)	PRC	April 18, 2000	100%	Advertising and paid services
Beijing Fenghuang Ronghe Investment Co., Ltd. (“Fenghuang Ronghe”)	PRC	September 18, 2015	100%	Investment holding
Beijing Chenhuan Technology Co., Ltd. (“Chenhuan”)	PRC	June 10, 2014	100%	Paid services
Subsidiaries of VIEs:
Beijing Tianying Chuangzhi Advertising Co., Ltd. (“Tianying Chuangzhi”)	PRC	February 8, 2010	100%	Advertising
Beijing Fengyu Network Technology Co., Ltd. (“Fengyu Network”)	PRC	June 1, 2012	100%	Paid services
Yifeng Lianhe (Beijing) Technology Co., Ltd. (“Yifeng Lianhe”)	PRC	June 16, 2006	100%	Paid services
Beijing Fenghuang Tianbo Network Technology Co., Ltd. (“Tianbo”)	PRC	May 31, 2013	50%	Advertising

In order to comply with Chinese laws and regulations that prohibit or restrict foreign ownership of companies that operate Internet content and advertising businesses, a series of agreements (the “Contractual Agreements”) were entered into among Fenghuang On-line, Tianying Jiuzhou, Yifeng Lianhe and their legal shareholders in 2009, and among Qieyiyou, Chenhuan, and their legal shareholders in 2015. In March 2021, shareholders of Yifeng Lianhe transferred all of their equity interests in Yifeng Lianhe to Fenghuang Ronghe, and Yifeng Lianhe became a wholly owned subsidiary of Fenghuang Ronghe. Fenghuang On-line terminated the contractual agreements with Yifeng Lianhe and then entered into a series of new contractual arrangements with Fenghuang Ronghe. The contractual arrangements with Fenghuang Ronghe and their respective shareholders allow the Group to effectively control Fenghuang Ronghe (and indirectly control Yifeng Lianhe) and to derive substantially all of the economic benefits from them.

Through the aforementioned activities, Tianying Jiuzhou, Fenghuang Ronghe and Chenhuan, are considered as VIEs in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Fenghuang On-line and Qieyiyou are entitled to substantially all the economic risks and rewards associated with the VIEs, and are the primary beneficiaries of the VIEs, respectively.

1. Organization and Principal Activities (Continued)

Voting Right Entrustment Agreements

Pursuant to the voting right entrustment agreements among the VIEs, their legal shareholders and Fenghuang On-line or Qieyiyou, each legal shareholder of the VIEs agreed to grant a person designated by Fenghuang On-line or Qieyiyou the right to

Phoenix New Media Limited

Notes to Consolidated Financial Statements

exercise their rights as shareholders, including all voting rights, as well as rights to attend and propose the convening of shareholder meetings. Unless otherwise required by law, the voting right entrustment agreements will remain in effect indefinitely unless both parties agree to terminate the agreements in writing, or unless the Fenghuang On-line or Qieyiyou decide in their discretion to terminate the relevant agreements.

Exclusive Equity Option Agreements

Under the exclusive equity option agreements among the VIEs, their legal shareholders and Fenghuang On-line or Qieyiyou, legal shareholders of the VIEs irrevocably granted Fenghuang On-line or Qieyiyou or their designated person an irrevocable, unconditional and exclusive option to purchase, to the extent permitted by applicable PRC laws, all of the equity interest in the VIEs from the legal shareholders. The purchase price for the entire equity interest is to be calculated based on the paid-up amount of the relevant equity interest or the minimum price permitted by applicable PRC laws. The exclusive equity option agreements will remain in effect until all of the equity interest in the VIEs has been duly transferred to Fenghuang On-line or Qieyiyou or their designated representatives.

Loan Agreements

Pursuant to the loan agreements among Fenghuang On-line or Qieyiyou, and legal shareholders of their VIEs, Fenghuang On-line or Qieyiyou granted interest-free loans to the legal shareholders of the VIEs for an amount that is equal to their respective capital contribution in the VIEs. The loans can be repaid only with proceeds from the sale of all of the respective shareholder’s equity interest in the applicable VIE to Fenghuang On-line or Qieyiyou, or their designated representatives pursuant to the applicable exclusive equity option agreements. The term of each loan is ten years, and may be extended upon mutual agreements of the parties. On December 31, 2019, Tianying Jiuzhou and Fenghuagn On-line entered into a supplemental agreement to extend the loan for a term of ten years upon expiration of the original loan agreement on the same day.

Equity Pledge Agreements

Under the equity pledge agreements among the VIEs, their legal shareholders and Fenghuang On-line or Qieyiyou, the legal shareholders of the VIEs have pledged their equity interests in the VIEs to Fenghuang On-line or Qieyiyou to secure the performance of the obligations of the VIEs and their legal shareholders under the applicable exclusive technical licensing and services agreements, voting right entrustment agreements, exclusive equity option agreements and loan agreements. The equity pledge agreements will remain in effect until the secured obligations have been fully performed by the VIEs or released by Fenghuang On-line or Qieyiyou.

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

The Group has evaluated the relationship among the Company, Fenghuang On-line or Qieyiyou and the VIEs in accordance with U.S. GAAP. Pursuant to the voting right entrustment agreements, the Company has obtained power, as granted by the legal shareholders by the applicable PRC law and under the articles of association of the VIEs, to direct all significant activities of the VIEs, which include but are not limited to budgeting, financing, and making other strategic and operational decisions, and will significantly impact the VIEs’ economic performance. Pursuant to the exclusive technical licensing and service agreements and other agreements, the Company has the right to receive benefits of the VIEs in the form of technical service fees, which could potentially be significant to the VIEs’ net income. In addition, the Company has the right to receive all the residual assets of the VIEs through exercise of the exclusive equity option agreements. As a result, the Company, through Fenghuang On-line and Qieyiyou, is considered the primary beneficiary of the VIEs and therefore includes the VIEs’ assets, liabilities and operating results in its consolidated financial statements.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

1. Organization and Principal Activities (Continued)

Risks in relation to the VIE structure

The Company is not an operating company in China but a Cayman Islands holding company, which has no equity ownership in its VIEs, with operations primarily conducted by its PRC subsidiaries and through contractual arrangements with its VIEs based in China. The Company operates part businesses in China through the VIEs, and rely on contractual arrangements among its PRC subsidiaries, the VIEs and their respective shareholders to control the business operations of the VIEs. Revenue contributed by the VIEs and subsidiaries of the VIEs accounted for 48.3%, 42.2% and 44.7% of the Group’s total revenues for the years ended December 31, 2019, 2020 and 2021, respectively.

The Group’s corporate structure is subject to risks associated with its contractual arrangements with the VIEs. Investors may never directly hold equity interests in the VIEs. It is possible that the Group’s operation of certain of its operations and businesses through VIEs could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses, or if these regulations or their interpretations change in the future, the Group could be subject to severe penalties, forced to relinquish its interests in those operations or required to restructure its ownership structure or operations, including terminating the contractual arrangements with the VIEs or deregistering the equity pledge of the VIEs, which in turn would affect its ability to consolidate, derive economic interests from, or exert effective control over the VIEs and thus have a material effect on its operations and result in the value of its ADSs diminishing substantially.

Under the Contractual Agreements with the VIEs, the Company has the power to direct the activities of all the VIEs and subsidiaries of the VIEs, and can have assets transferred out of the VIEs and subsidiaries of the VIEs. Therefore, the Company considers itself the ultimate primary beneficiary of the VIEs and there is no asset of the VIEs that can only be used to settle obligations of the VIEs and subsidiaries of the VIEs, except for registered capital and PRC statutory reserves of the VIEs and subsidiaries of the VIEs amounting to RMB25.6 million as of December 31, 2021. As all the VIEs and subsidiaries of the VIEs are incorporated as limited liability companies under the PRC Company Law, the creditors of the VIEs and subsidiaries of the VIEs do not have recourse to the general credit of the Company. The amounts of the consolidated VIEs’ current liabilities without recourse to the Company disclosed on the face of the consolidated balance sheets have excluded the amounts due to inter-company entities. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. However, as the Company is conducting certain businesses through its VIEs and subsidiaries of the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

1. Organization and Principal Activities (Continued)

The following tables set forth the summarized assets, liabilities, results of operations and cash flows from continuing operations of the consolidated VIEs (in thousands):

	As of December 31,
	2020	2021
	RMB	RMB
Cash and cash equivalents	96,422	41,856
Term deposits and short term investments	240,388	126,172
Accounts receivable, net	325,741	178,439
Amounts due from inter-company entities	31,900	104,215
Other current assets	75,275	80,014
Current assets	769,726	530,696
Equity investments, net	81,821	98,128
Deferred income tax assets, net	45,147	48,192
Operating lease right-of-use assets, net	20,642	18,520
Other non-current assets	28,521	24,860
Non-current assets	176,131	189,700
Total assets	945,857	720,396
Accounts payable	72,696	63,685
Amounts due to related parties	23,124	26,035
Amounts due to inter-company entities	577,512	673,246
Advances from customers	135,080	18,633
Taxes payable	81,180	88,212
Salary and welfare payable	59,943	61,082
Accrued expenses and other current liabilities	121,366	87,914
Current liabilities	1,070,901	1,018,807
Non-current liabilities	43,190	32,169
Total liabilities	1,114,091	1,050,976

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Revenues (1)	685,116	521,414	487,323
Net loss from continuing operations (2)	(231,365)	(52,834)	(153,574)
Net income/(loss) from discontinued operation	54,242	(62,366)	—

Notes:

(1)

For the years ended December 31, 2019, 2020 and 2021, the VIEs have incurred revenues of RMB43.4 million, RMB11.0 million and RMB27.0 million, respectively, derived from inter-company entities and the corresponding inter-company entities concurrently recognized same amounts as fees, which have been eliminated upon consolidation.

(2)

For the years ended December 31, 2019, 2020 and 2021, the VIEs have incurred costs of RMB43.3 million, RMB17.4 million and RMB16.8 million, respectively, related to technical services provided by the inter-company entities and the corresponding inter-company entities concurrently recognized same amounts as revenues, which have been eliminated upon consolidation.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

1. Organization and Principal Activities (Continued)

Revision of Previously Reported VIE Information

Certain information in the preceding table previously presented for the year ended December 31, 2020 in the 2020 Form 20-F has been revised. The amount previously reported as “net loss” of the VIEs for 2020 was the “net loss from continuing operations”, and the correct amount of “net loss from discontinued operations” is also added in but was not included in the table in prior year. It has been corrected by fully presenting the appropriate amounts in the preceding table. Previously reported net loss information for 2019 has been revised to conform to the current year presentation. There was no impact on any other reported information.

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cash flow from operating activities：
Net cash provided by/(used in) transactions with inter-company entities	72,975	55,402	(44,528)
Net cash used in transactions with third parties	(341,971)	(83,169)	(75,240)
Net cash used in operating activities	(268,996)	(27,767)	(119,768)
Cash flow from investing activities：
Loans (paid to)/collected from inter-company entities	(60,000)	155,085	(12,523)
Other investing activities	270,049	(123,199)	93,034
Net cash provided by investing activities	210,049	31,886	80,511
Cash flow from financing activities：
Investments from inter-company entities	—	—	400
Repatriation of capital to facilitate the reorganization	—	—	(10,000)
Proceeds from/(repayment of) loans from inter-company entities	368,399	(380,560)	(20,890)
Other financing activities	—	4,365	(240)
Net cash provided by/(used in) financing activities	368,399	(376,195)	(30,730)

As of December 31, 2021, there was no pledge or collateralization of the VIEs’ assets. Unrecognized revenue-producing assets that are held by the VIEs and subsidiaries of the VIEs mainly comprise of the Internet Content Provision License, the Online Culture Operating Permit, the Internet Publication License, the Permit for Production and Operation of Radio and TV Programs, the Value-added Telecommunications Business Operating License, trademark, and domain name. Recognized revenue-producing assets that are held by the VIEs and subsidiaries of the VIEs mainly comprise of property and equipment, licensed copyrights of reading content, and audio content. The balances and transactions of the consolidated VIEs disclosed above were reflected in the Company’s consolidated financial statements with inter-company transactions eliminated.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(a) Basis of presentation, principles of consolidation, and cost allocations (Continued)

The Group and Phoenix TV Group have engaged in various mutual cooperation activities in content, branding, promotions, technical support and corporate management. After the expiration of a Program Resource License Agreements and a Program Text/Graphics Resource License Agreements, or the Agreements in May 2019, the Group entered into a supplemental agreement with Phoenix TV Group to extend the term of the Agreements to January 14, 2020. Subsequently, the Group entered into a program resource license and cooperation agreement with Phoenix TV Group on January 15, 2020, or the 2020 Program Resource License and Cooperation Agreement, to continue to use Phoenix TV Group’s copyrighted video content. The annual license fees payable to Phoenix TV Group under the 2020 Program Resource License and Cooperation Agreement were RMB2.0 million plus 50% of the revenue generated from the use of the licensed program resource in excess of RMB2.0 million. The 2020 Program Resource License and Cooperation Agreement had a term of two years. In August 2021, the Group entered into a new program resource license and cooperation agreement, or the 2021 Program License Agreement, with Phoenix TV Group and terminated the 2020 Program Resource License and Cooperation Agreement. The 2021 Program License Agreement grants the Group exclusive right to broadcast copyrighted video content and the derived audio content from three television channels of Phoenix TV Group on the internet in Mainland China with such content also broadcasted on the three television channels of Phoenix TV Group and also the right to sublicense such contents. The annual fees payable to Phoenix TV Group by the Group for such content licenses will be RMB45.0 million and the 2021 Program License Agreement has a term of three years.

The Group and Phoenix TV Group entered into new trademark license agreements in December 2017, which became effective on December 8, 2017 and expired on December 7, 2020. In December 2020, the Group and Phoenix TV Group successfully renewed the terms of the new trademark license agreements to December 2023. The new trademark license agreements covered additional trademarks registered in various classes containing the double-phoenix logo together with the Chinese or English words of "Phoenix New Media" or "ifeng" and other variations, while retained the clause of the annual license fee payable to Phoenix TV Group is the greater of 2% of the annual revenues of Tianying Jiuzhou and Yifeng Lianhe or US$100,000 for each company.

Apart from the above cooperation agreements, Phoenix TV Group also paid certain expenses on behalf of the Group, such as data line usage and other general and administrative expenses, which the Group needed to settle with Phoenix TV Group based on the actual amount, and were recorded in the consolidated statements of comprehensive income/(loss). The Group also earned and recorded advertising revenues from Phoenix TV Group by providing joint advertising campaign solutions together with Phoenix TV Group to Phoenix TV Group’s advertisers or to the Group’s advertisers, or from providing the advertising and promotion services directly to Phoenix TV Group by entering into advertising-for-advertising barter transactions.

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

(d) Discontinued operations

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

(e) Foreign currency translation (Continued)

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

The Group’s financial instruments include cash equivalents, term deposits, short term investments, restricted cash, accounts receivable, amounts due from related parties, prepayments and other current assets, available-for-sale debt investments, equity investments without readily determinable fair values, accounts payable, amounts due to related parties, salary and welfare payable, accrued expense and other current liabilities and other non-current assets. Refer to Note 20 for details.

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

Short term investments represent investments in financial instruments with a variable interest rate indexed to performance of underlying assets, all of which are with original maturity of less than 12 months.

In accordance with ASC 825, for investments in financial instruments with a variable interest rate indexed to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Fair value is estimated based on quoted prices of similar products provided by banks at the end of each period and changes in the fair value are reflected in the consolidated statements of comprehensive income as interest income. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. Please see Note 20 for additional information.

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

(k) Expected credit loss

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

The Group adopted ASU 2016-13 beginning from January 1, 2020 on a modified retrospective basis and there was no material impact on the opening consolidated balance sheets as of December 31, 2020 and the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2020, as a result of adopting the new standard.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(m) Intangible assets, net

Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets mainly consist of computer software purchased from unrelated third parties, licensed copyrights of reading content, audio content, trademark and an Internet domain name. Intangible assets are stated at cost less impairment and accumulated amortization, which is computed using the straight-line method over the estimated useful lives of the assets. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Estimated Useful Lives
Computer software	5 years
Licensed copyrights of reading content	Lesser of the licensed period or 5 years
Trademark and Domain name	10 years
Audio content	Lesser of the licensed period or 5 years

The Group amortizes the licensed copyrights for reading content and audio content in “cost of revenues” on a straight-line basis.

The Group performed intangible assets impairment assessment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability is measured through the use of an undiscounted future cash flow model when an indication of impairment is determined to exist. If an asset is determined to be not recoverable, its carrying amount is reduced to the estimated fair value determined using a discounted cash flow model. The Group’s impairment tests included significant assumptions and estimates relating to revenue growth and timing of projected future cash flows.

(n) Available-for-sale debt investments

In accordance with ASC 320 Investments-Debt and Equity Securities, the Group classifies the investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”. The securities that the Group has positive intent and ability to hold to maturity are classified as held-to-maturity securities. The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Investments that have readily determinable fair values not classified as trading or as held-to-maturity are classified as available-for-sale debt investments. Available-for-sale debt investments are reported at fair value, which is estimated by management after considering an independent appraisal performed by a reputable appraisal firm, with unrealized gains and losses, if any, recorded in the accumulated other comprehensive loss or income in shareholder’s equity. The tax effects of the unrealized gains and losses of the available-for-sale debt investments should be recorded net against the pre-tax changes in other comprehensive income. The Group determines whether a decline in fair value of available-for-sale debt securities below the amortized cost basis has resulted from a credit loss or other factors and records impairment relating to credit losses through an allowance for credit losses. However, the allowance shall be limited by the amount that the fair value is less than the amortized cost basis. Impairment that has not been recorded through an allowance for credit losses shall be recorded through other comprehensive income, net of applicable taxes. Investments with maturities of greater than 12 months are recorded in non-current assets.

(o) Equity investments

Equity investments accounted for using the equity method

Investments in common stock or in-substance common stock and limited-partnership investments in entities over which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323 Investments-Equity Method and Joint Ventures. The Group adjusts the carrying amount of equity method investment for its share of the income or losses of the investee and reports the recognized income or losses in the consolidated statements of comprehensive income/(loss). When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee, or the Group holds other investments in the equity investee. The Group’s share of the income or losses of an investee are based on the shares of common stock and in-substance common stock held by the Group.

The Group continually reviews its investment in equity investees under the equity method to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors the Group considers in its determination are the

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(o) Equity investments (Continued)

duration and severity of the decline in fair value, the financial condition, operating performance and the prospects of the equity investee, and other company specific information such as recent financing rounds.

Equity investments measured at Measurement Alternative

The Group has adopted ASU 2016-1 Recognition and Measurement of Financial Assets and Financial Liabilities since January 1, 2018 pursuant to which the Group measures equity investments, other than those accounted for under the equity method, at fair value through earnings. For investments in equity securities lacking of readily determinable fair values, the Group elects to record these investments at cost, less impairment, plus or minus subsequent adjustments for observable price changes (referred to as the measurement alternative). Under this measurement alternative, changes in the carrying value of the investments will be recognized in consolidated statement of comprehensive income/(loss), whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

For those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment’s fair value in accordance with the principles of ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in net income (loss) equal to the difference between the carrying value and fair value.

Equity investments measured at NAV practical expedient

The Group accounts for investments in private equity funds under the existing practical expedient in ASC Topic 820 to estimate fair value using the net asset value per share (or its equivalent) of the investment (“NAV practical expedient”), over which the Group does not have the ability to exercise significant influence.

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

(r) ASC 606 Revenue from Contracts with Customers

 The Group has adopted ASC 606 Revenue from Contracts with Customers for all periods presented. In 2021, the Group re-grouped paid services revenues (see Note 2(s)). For comparison purposes, the revenues from paid services for the years ended December 31, 2019 and 2020 have been retrospectively re-classified. The following table presents the Group’s revenues disaggregated by products and services (in thousands):

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net advertising revenues	1,194,761	1,113,017	930,025
Paid services revenues	133,020	95,828	100,306
Revenues from paid contents	71,144	46,175	43,113
Revenues from E-commerce and others	61,876	49,653	57,193
Total	1,327,781	1,208,845	1,030,331

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Contract asset represents the Group’s right to consideration in exchange for goods or services that it has transferred to a customer when that right is conditioned on something other than the passage of time (for example, the entity’s future performance). Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment. Contract assets as of December 31, 2020 and 2021 were not material.

If a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional (that is, a receivable), before the Group transfers a good or service to the customer, the Group shall present the contract as a contract liability when the payment is made or the payment is due (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which it has received consideration (or an amount of consideration is due) from the customer. Advances from customers and deferred revenue relate to unsatisfied performance obligations at the end of the period and primarily consist of fees received from advertisers. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. Contract liability is presented as advances from customers in the balance sheet. Revenues recognized for the years ended December 31, 2020 and 2021 that were included in the contract liability balance at the beginning of the period were RMB32.1 million and RMB24.8 million, respectively.

The assets recognized for costs incurred to fulfill contracts shall be amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the asset relates. As of December 31, 2020 and 2021, the costs incurred to fulfill contracts recognized as assets were immaterial.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(s) Revenue recognition (Continued)

(i) Net advertising revenues

Advertising revenues are derived principally from advertising contracts with customers where the advertisers pay to place their advertisements on the Group’s ifeng.com, mobile Internet website i.ifeng.com, its mobile applications and third-party platforms in different formats over a particular period of time. Such formats generally include but are not limited to banners, news feed, text-links, videos, logos, buttons and rich media. The Group’s performance obligations are to place the customers’ advertisements on different spots, in different formats and at different times.

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

Agency service fees to third-party advertising agencies

Certain customers may receive sales rebates, which are accounted for as variable consideration. The Group estimates annual expected revenue volume of each individual agent with reference to their historical results. The sales rebate will reduce revenues recognized. The Group recognizes revenue for the amount of fees it receives from its advertisers, after deducting sales rebates, value-added tax (“VAT”) and the cultural development fee. The Group believes that there will not be significant changes to its estimates of variable consideration.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(s) Revenue recognition (Continued)

The Group has estimated and recorded RMB180.7 million, RMB180.9 million and RMB145.7 million in agency service fees to third-party advertising agencies for the years ended December 31, 2019, 2020 and 2021, respectively.

Noncash transactions

The Group enters into contracts with certain customers involving consideration in a form other than cash. The noncash consideration (or promise of noncash consideration) shall be measured at fair value. If the Group cannot reasonably estimate the fair value of the noncash consideration, it shall measure the consideration indirectly by reference to the standalone selling price of the goods or services promised to the customer (or class of customer) in exchange for the consideration. The Group recognized revenue from noncash transactions involving exchanging advertising services for advertisement, content, technical, application pre-installation services and others amounted to RMB8.7 million, RMB6.8 million and RMB20.7 million for the years ended December 31, 2019, 2020 and 2021, respectively.

(ii) Paid services revenues

Prior to 2021, paid services revenues comprised of (i) revenues from paid contents, which included digital reading, audio books, paid videos, and other content-related sales activities, (ii) revenues from games, which included web-based games and mobile games, (iii) revenues from MVAS, and (iv) revenues from others.

Beginning from January 1, 2021, MVAS, games and others are collectively referred to as E-commerce and others. For comparison purposes, the revenues from paid services for the years ended December 31, 2019 and 2020 have been retrospectively re-classified into revenues from paid contents and revenues from E-commerce and others.

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

E-commerce and others

E-commerce and others revenues mainly comprise of revenues from E-commerce, MVAS, games and others.

E-commerce

The Group generates revenues from promoting or selling products or services which are provided by suppliers in the third-party online E-commerce platforms. For certain E-commerce services, the Group charges commission fees to suppliers as the Group generally is acting as an agent and its performance obligation is to arrange for the provision of the specified goods or services by those suppliers. Upon successful sales, the Group charges the third-party merchants a negotiated amount or a fixed rate commission fee based on the sales amount. Commission fee revenues are recognized on a net basis. For some E-commerce services, the Group recognizes revenues from certain online retail business on a gross basis upon successful sales to end customers, as the Group is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods.

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

Others

Other paid service revenues mainly comprise of revenues generated from online real estate related services. Revenues are recognized in the period in which the service is performed, provided that no significant obligation remains, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(t) Value-added tax and related surcharges

The Group is subject to value-added tax (“VAT”) and related surcharges on the revenues earned for services provided in the PRC. The primary applicable rate of VAT is 6.0% for the years ended December 31, 2019, 2020 and 2021. Related surcharges mainly comprised of urban maintenance and construction tax and education surcharges. The urban maintenance and construction tax are charged at 7%, 5% or 1% of the amount of VAT actually paid depending on where the taxpayer is located. Education surcharges are charged at 3% of the amount of VAT actually paid and local education surcharges are charged at 2% or 1% of the amount of VAT actually paid depending on where the taxpayer is located. The Group is also subject to a cultural development fee on the provision of advertising services in the PRC and the applicable tax rate is 3% of the net advertising revenues before July 1, 2019 and 1.5% after July 1, 2019, valid until December 31, 2024.

The VAT and the cultural development fee are recorded as a reduction item of revenues in the consolidated statements of comprehensive income/(loss). The urban maintenance and construction tax, education surcharges and local education surcharges are recorded in the cost of revenues in the consolidated statements of comprehensive income/(loss).

The VAT and related surcharges for the years ended December 31, 2019, 2020 and 2021 were RMB114.1 million, RMB84.8 million and RMB60.7 million, respectively.

(u) Cost of revenues

The Group’s cost of revenues consists primarily of (i) revenue sharing fees, including service fees retained by mobile telecommunications operators and revenue sharing fees paid to the Group’s channel and content partners, (ii) content and operational costs, including personnel-related cost associated with content production and certain support personnel, content procurement costs to third-party professional media companies and to Phoenix TV Group, direct costs related to in-house content production, channel testing costs, rental cost, depreciation and amortization, the urban maintenance and construction tax, education surcharges and local education surcharges, and other miscellaneous costs, and (iii) bandwidth costs.

(v) Sales and marketing expenses

Sales and marketing expenses comprise primarily of: (i) personnel-related expenses including sales commissions related to the sales and marketing personnel; (ii) advertising and promotion expenses including traffic acquisition expenses; and (iii) relevant rental expense, depreciation and amortization expenses. The Group expenses advertising costs as incurred. Total advertising and promotion expenses including traffic acquisition expenses were RMB314.2 million, RMB99.9 million and RMB70.7 million, for the years ended December 31, 2019, 2020 and 2021, respectively.

(w) Technology and product development expenses

Technology and product development expenses mainly consist of: (i) personnel-related expenses associated with the development of, enhancement to, and maintenance of the Group’s PC websites, mobile applications and mobile websites; (ii) expenses associated with new technology and product development and enhancement; and (iii) relevant rental expense and depreciation of servers. The Group expenses technology and product development expenses as incurred for all the years presented.

(x) Operating leases and adoption of ASU 2016-02

The Group applied ASU 2016-02 Leases (Topic 842) beginning from January 1, 2019, which requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use (“ROU”) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. The adoption of ASU 2016-02 had no material impact on the Group’s consolidated statements of comprehensive income/(loss) for the year ended December 31, 2019 or the opening balances of retained earnings as of January 1, 2019. The Group elects to apply practical expedients permitted that allow the Group to not recognize lease assets and lease liabilities for leases with a term of twelve months or less.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2.  Principal Accounting Policies (Continued)

(x) Operating leases and adoption of ASU 2016-02 (Continued)

Under the new lease standard, the Group determines if an arrangement is or contains a lease at inception. ROU assets represent the Group’s rights to use underlying assets for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. The Group considers only payments that are fixed and determinable at the time of lease commencement. As the implicit rate in lease is not readily determinable for the Group’s operating leases, the Group generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

As of December 31, 2021, the Group’s operating leases had a weighted average remaining lease term of 2.79 years and a weighted average discount rate of 5.61%. Future lease payments under operating leases as of December 31, 2021 were as follows (in thousands):

Operating Lease Liabilities
RMB
Year ending December 31,
2022	27,349
2023	7,580
2024	5,734
2025	4,204
2026	4,234
Total future lease payments	49,101
Less: Imputed interest	3,251
Total lease liability balance	45,850

Operating lease costs and expenses for the years ended December 31, 2019, 2020 and 2021 were RMB39.1 million, RMB33.6 million and RMB34.5 million, respectively, which excluded costs and expenses of short-term contracts. Short-term lease costs and expenses for the years ended December 31, 2019, 2020 and 2021 was RMB1.7 million, RMB1.1 million and RMB1.5 million, respectively. Supplemental cash flow information related to operating leases was as follows (in thousands):

	For the Years Ended December 31,
	2020	2021
	RMB	RMB
Cash payments for operating leases	33,677	34,509
Right-of-use assets obtained in exchange for operating lease liabilities	3,198	27,129

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

In 2019, the Company declared a special cash compensation to its share option holders, concurrent with the special cash dividend declared. In 2020, the Company also declared a special cash compensation to its share option holders, concurrent with the special cash dividend declared. As the Company’s share options are not dividend-protected award, the option holders have no rights to participate in all dividends before excising the share options. The Company accounted for the special cash compensation as incremental compensation cost, which would be vested with the same vesting conditions of the original share options granted. The related compensation cost of RMB31.6 million, RMB39.7 million and RMB12.7 million were recognized as costs or expenses in the consolidated statements of comprehensive income/(loss) of 2019, 2020 and 2021, respectively.

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

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended December 31, 2019, 2020 and 2021. Refer to Note 16 for details of the Group’s tax positions.

(aa) Employee social security and welfare benefits

The Company’s subsidiaries and consolidated VIEs in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Company’s subsidiaries and consolidated VIEs in the PRC to pay the local labor and social welfare authorities monthly contributions at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Company’s subsidiaries and consolidated VIEs in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as cost and expenses in the consolidated statements of comprehensive income/(loss) were RMB104.3 million, RMB54.4 million and RMB95.3 million for the years ended December 31, 2019, 2020 and 2021, respectively.

(ab) Other income —others, net

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

General reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in the registered capital of the respective company. The Group has made appropriations of RMB1.0 million, RMB3.4 million and RMB6.5 million to these funds for the years ended December 31, 2019, 2020 and 2021, respectively.

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

(ae) Dividends

Dividends are charged to retained earnings when declared. No dividends were declared before 2019. In 2019, the Group declared a special cash dividend of US$0.1714 per ordinary share, equivalent to US$1.3712 per ADS, totaling approximately US$100 million, or RMB701.6 million, and had paid the dividends to shareholders on December 13, 2019. In 2020, the Group also declared a special cash dividend of US$0.1714 per ordinary share, equivalent to US$1.3712 per ADS, totaling approximately US$100 million, or RMB653.9 million, and had paid almost all of the dividends to shareholders on December 22, 2020.

(af) Net income/(loss) per share

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

Basic net income or loss per share is computed by dividing net income or loss attributable to ordinary shareholders by the weighted average number of ordinary shares and contingently issuable shares outstanding during the period.

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

(ag) Comprehensive income/(loss)

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

(ai) Recent accounting pronouncements

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06), which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. The amendments are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years, with early adoption permitted. The Group is currently evaluating the impact and does not expect it to have a significant impact on its consolidated financial statements and related disclosures.

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Group is currently evaluating the impact and does not expect it to have a significant impact on its consolidated financial statements and related disclosures.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers The new amendments are effective for us are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Group is currently evaluating the impact and does not expect it to have a significant impact on its consolidated financial statements and related disclosures.

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

The Group has no significant concentrations of credit risk with respect to its customers, related parties and other parties. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions.

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

(d) PRC regulations

The Group is exposed to certain macro-economic and regulatory risks and uncertainties in the Chinese market. These uncertainties affect the ability of the Group to provide online advertising, mobile and Internet related services through Contractual Arrangements in the PRC since these industries remain highly regulated. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate these industries. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws and the Group’s legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Group’s ability to conduct business in the PRC. The PRC government may also require the Group to restructure its operations entirely if it finds that its Contractual Arrangements do not comply with applicable laws and regulations. It is unclear how a restructuring could impact the Group’s business and operating results, as the PRC government has not yet found any such Contractual Arrangements to be in noncompliance. However, any such restructuring may cause significant disruption to the Group’s business operations.

In addition, the Group is required to obtain certain licenses to operate the Internet information services. As of the date of the annual report, the Group is in the process of applying for licenses for the certain operations of the businesses, including an Internet audio-visual program transmission license and an Internet news license. In 2021, approximately 90.7% of the Group’s total revenues were derived from business related to the above licenses. Without these licenses, the PRC government may order the Group to cease its services, which may cause significant disruption to the Group’s business operations.

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

4.  Discontinued operations

In December 2018, the Group acquired and started to consolidate Beijing Yitian Xindong Network Technology Co., Ltd. (“Yitian Xindong”). See Note 5.

In May 2020, the Group sold all of its investment in Yitian Xindong, as well as its rights to contingent returnable consideration under certain price adjustment mechanisms in connection with its original investment, with a total consideration of RMB313.6 million and recognized a disposal loss of RMB14.7 million in 2020. Yitian Xindong was a subsidiary and a separate reporting unit of the Group, and the disposal of Yitian Xindong represented the Group’s strategic shift in operation of online literature business that had a major effect on the Group’s operations and financial results. Therefore, the disposal of Yitian Xindong was qualified for reporting as a “discontinued operation” in the Group’s financial statements. Accordingly, Yitian Xindong’s results of operations have been excluded from the Group’s results from continuing operations in the consolidated statements of comprehensive income/(loss) and are presented in separate line items as discontinued operations for the years ended December 31, 2019 and 2020. The financial information disclosed in this 20-F document is presented on a continuing operations basis, unless otherwise specifically stated.

The following tables set forth the results of operations and cash flows of discontinued operations, that were included in the Group’s consolidated financial statements (in thousands):

	For the Years Ended December 31,
	2019	2020*
Revenues	203,281	69,917
Cost of revenues	(84,972)	(33,875)
Gross profit	118,309	36,042
Operating expenses:
Sales and marketing expenses	(74,011)	(29,377)
General and administrative expenses	(29,741)	(6,539)
Technology and product development expenses	(26,016)	(9,664)
Goodwill impairment	—	(39,352)
Changes in fair value of financial assets-contingent returnable consideration	62,051	—
Total operating expenses	(67,717)	(84,932)
Income/(loss) from operations	50,592	(48,890)
Interest income, net	597	270
Loss from disposal of discontinued operations	—	(14,678)
Others, net	1,344	569
Income/(loss) before tax	52,533	(62,729)
Income tax benefit	1,709	363
Net income/(loss) from discontinued operations	54,242	(62,366)

	For the Years Ended December 31,
	2019	2020*
Net cash provided by discontinued operating activities	41,080	186
Net cash (used in)/provided by discontinued investing activities	(80,352)	265,753
Net cash used in discontinued financing activities	(144,100)	—

Note:

      * The results of operations and cash flows of discontinued operations included those of the discontinued operations from January 1, 2020 to May 18, 2020.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

5.  Acquisition

Acquisition of Yitian Xindong

The Group acquired 25.5% equity interest in Yitian Xindong in December 2018 and started to consolidateYitian Xindong since December 28, 2018. The Group acquired another 25.5% equity interest in Yitian Xindong in March 2019 and held a total of 51.0% equity interest in and a 51.0% voting rights of Yitian Xindong and continued to consolidate Yitian Xindong’s financial statements.

In May 2020, the Group sold all of its investment in Yitian Xindong and the disposal of Yitian Xindong was qualified for reporting as a “discontinued operation”. See Note 4.

Acquisition of Tianbo in 2019

The Group holds a 50% equity interest in Tianbo. Before April 1, 2019, as the Group had significant influence over financial and operating decision-making of Tianbo, it accounted for the 50% equity interest in Tianbo by using the equity method of accounting. On April 1, 2019, the Group obtained control over Tianbo and started consolidating Tianbo from April 1, 2019, as the Group and other shareholders of Tianbo agreed to make certain revisions to the articles of association of Tianbo, which granted the Group the voting power to decide Tianbo’s significant financial and operating decisions at both the shareholder level and the board level, to accelerate the development of its real estate vertical, to further bolster the development of the Group’s real estate vertical and to create more synergies on Tianbo’s new business, with the equity interest in Tianbo of 50% unchanged. At the same time, the Group agreed with other shareholders of Tianbo and would provide free advertising resources to Tianbo as consideration to gain control over Tianbo with a fair value of RMB5.9 million, estimated by management with the assistance of an independent valuation firm. The previously held equity interest in Tianbo was remeasured at fair value of RMB17.0 million on the date of acquisition and a gain on remeasurement of RMB0.5 million was recognized in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2019.

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

Notes to Consolidated Financial Statements

5.  Acquisition (Continued)

Acquisition of Tianbo in 2019 (Continued)

Tianbo contributed revenues of RMB248.5 million and earnings of RMB19.6 million to the Group for the period from April 1, 2019 to December 31, 2019. The following unaudited pro forma summary presents consolidated information of the Group as if the business combination had occurred on January 1, 2018 (in thousands):

Pro Forma Year Ended December 31, 2019*
RMB
(unaudited)
Revenue	1,362,964
Net income attributable to Phoenix New Media Limited	731,007

Note:

      * As Yitian Xindong’s results of operations have been excluded from the Group’s results from continuing operations and are presented in separate line items as discontinued operations in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2019, the unaudited pro forma revenue for the year ended December 31, 2019 have been revised accordingly.

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

6.  Accounts Receivable, Net

The following table sets out the balance of accounts receivable excluding notes receivable as of December 31, 2020 and 2021 (in thousands):

	As of December 31,
	2020	2021
	RMB	RMB
Accounts receivable, gross	756,262	799,389
Allowance for credit losses	(189,460)	(360,680)
Accounts receivable, net	566,802	438,709

The following table sets out the balance of notes receivable as of December 31, 2020 and 2021 (in thousands):

	As of December 31,
	2020	2021
	RMB	RMB
Notes receivable, gross	113,808	37,520
Allowance for credit losses	(4,994)	(19,294)
Notes receivable, net	108,814	18,226

The following table presents the movement of the allowance for credit losses (in thousands):

	2019	2020	2021
	RMB	RMB	RMB
Balance as of January 1,	78,178	118,301	194,454
Additional allowance for credit losses, net of recoveries	43,853	80,878	185,520
Write-off	(3,730)	(4,725)	—
Balance as of December 31,	118,301	194,454	379,974

Phoenix New Media Limited

Notes to Consolidated Financial Statements

7.  Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets (in thousands):

	As of December 31,
	2020	2021
	RMB	RMB
Prepaid rental and deposits	8,695	15,798
Prepayments to suppliers and other business related expenses	23,896	19,383
Receivables related to exercise of employee options	4,696	4,105
Costs to fulfill contracts with customers	89	5,087
Others	5,470	4,990
Total	42,846	49,363

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

8.  Property and Equipment, Net

The following is a summary of property and equipment, net (in thousands):

	As of December 31,
	2020	2021
	RMB	RMB
Computers, equipment and furniture	170,850	107,513
Motor vehicles	5,736	5,721
Leasehold improvements	42,087	42,364
Total	218,673	155,598
Less: accumulated depreciation	(156,024)	(126,547)
Net book value	62,649	29,051

Depreciation expenses for the years ended December 31, 2019, 2020 and 2021 were RMB34.1 million, RMB32.5 million and RMB21.1 million, respectively.

9.  Intangible Assets, Net

The following table summarizes the Group’s intangible assets, net (in thousands):

	As of December 31,
	2020	2021
	RMB	RMB
Computer software	18,314	20,243
Licensed copyrights of reading content	15,709	28,657
Audio content	11,683	12,907
Trademark and Domain name	158	158
Total	45,864	61,965
Less: amortization	(22,896)	(28,649)
impairment	(10,572)	(10,821)
Net book value	12,396	22,495

The Group recognized impairment losses on intangible assets of nil, RMB10.6 million and RMB0.4 million for the years ended December 31, 2019, 2020 and 2021, respectively. The Group performed an impairment test and recognized an impairment charge of RMB0.4 million on licensed copyrights of reading content for the year ended December 31, 2021, which were mainly caused by the negative impact of the COVID-19 outbreak in 2021, as well as the tightening of rules and regulations on digital reading in China and in line with the broader market conditions reflecting the trend towards free online reading.

Amortization expenses for the years ended December 31, 2019, 2020 and 2021were RMB15.4 million, RMB6.4 million and RMB7.4 million, respectively. Based on the current amount of intangible assets subject to amortization, the estimated amortization expenses for each of the following five years are as follows: 2022: RMB8.2 million, 2023: RMB7.1 million, 2024 RMB4.3 million, 2025: RMB2.0 million and 2026: RMB0.8 million.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

10.  Available-for-sale Debt Investments

Investments in Particle

As of January 1, 2019, the Company held Series B, Series C and Series D1 convertible redeemable preferred shares of Particle Inc. (“Particle”), representing 37.63% equity interests of Particle on an as-if converted basis, which had been accounted for as available-for-sale debt investments.

The Company entered into a share purchase agreement (the “SPA”) with Run Liang Tai Management Limited, or Run Liang Tai, and its designated entities (the “Proposed Buyers”) on March 22, 2019 and entered into a supplemental agreement (the “Supplemental Agreement”) to the SPA on July 23, 2019 for its proposed sale of 34% equity interest of Particle on an as-if converted basis. According to the Supplemental Agreement, the Company agreed to transfer 212,358,165 preferred shares of Particle with a total purchase price of US$448 million. In addition, the Company agreed that the Proposed Buyers may pay the purchase price in several installments and deliver the preferred shares of Particle to the Proposed Buyers in batches. In November 2019, the Company transferred the first batch of 94,802,752 preferred shares of Particle to the Proposed Buyers, corresponding to US$200 million of consideration fully received before August 10, 2019, and recognized a gain on disposal of available-for-sale debt investments of RMB1,001.2 million in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2019.

In August 2020, the Company signed a new share purchase agreement (the “New SPA”) with Run Liang Tai, which replaced the Company’s previous agreements with Run Liang Tai for the sale of the Company’s remaining investment in Particle. Under the New SPA, the rights and obligations of both the Proposed Buyers and the Company with respect to the second batch of preferred shares under the previous agreements were terminated, and instead, the Company agreed to sell 140,248,775 preferred shares of Particle to the Proposed Buyers at a total purchase price of US$150 million and a per share purchase price of US$1.0695. On August 10, 2020, the Proposed Buyers paid approximately US$99.3 million to the Company under the New SPA, which represented the difference between the total purchase price and the US$50 million deposit already paid by the Proposed Buyers to the Company under the previous agreements plus certain other accrued interests. The transaction was closed on October 19, 2020 and the Company recognized a gain on disposal of available-for-sale debt investments of RMB477.3 million in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2020. Meanwhile, the Company recognized a gain on changes in fair value of forward contract in relation to disposal of investments in Particle of RMB4.4 million and RMB16.1 million for the years ended December 31, 2019 and 2020, respectively.

In August 2020, the Company acquired 4,584,209 Series D1 preferred shares of Particle from Run Liang Tai, which were previously pledged to the Company to secure the repayment of an interest-free loan related to co-sale of Particle shares with the principal of approximately US$9.7 million granted by the Company to Run Liang Tai. The Company recognized a loss on changes in fair value of loan related to co-sale of Particle shares of RMB24.5 million for the year ended December 31, 2020. As of December 31, 2021, the Company holds 4,584,209 Series D1 convertible redeemable preferred shares of Particle, which represents approximately 0.60% equity interest of Particle on an as-if converted basis. The fair value of available-for-sale debt investments in Particle was RMB30.7 million and RMB23.4 million as of December 31, 2020 and 2021, respectively.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

10.  Available-for-sale Debt Investments (Continued)

Investments in Fengyi Technology

In December 2018, the Group acquired 40% equity interest of Henan Fengyi Feiyang Network Technology Limited (“Fengyi Technology”) with a consideration of RMB2.0 million. Fengyi Technology mainly engages in advertising service in China. As the investment in Fengyi Technology is redeemable at the option of the Group, it is not considered in-substance common stock but considered debt securities. The Group’s investment in Fengyi Technology is classified as available-for-sale debt investments and reported at fair value. The Group had fully written down the whole investment in Fengyi Technology and recognized an impairment loss of RMB2.0 million in 2020.

Investments in Humanistic Intelligence

In April 2020, through a series of debt restructuring transactions, the Group acquired 19.99% of the equity interest in Phoenix FM (Beijing) Information Technology Co., Ltd., (“FM Beijing”), the former subsidiary of Phoenix FM Limited (“Phoenix FM”), which had been fully impaired in 2015. In August 2020, the Group acquired 6.04% equity interest of Humanistic Intelligence Inc. (“Humanistic Intelligence”) through a share exchange transaction related to FM Beijing, and recognized a gain of RMB6.0 million from the transaction, which was included in the income/(loss) from equity method investments, net of impairment item in the consolidated statements of comprehensive income/(loss) of 2020. As the investment in Humanistic Intelligence is redeemable at the option of the Group, it is not considered in-substance common stock but considered debt securities. The Group’s investment in Humanistic Intelligence is classified as available-for-sale debt investments and reported at fair value. As of December 31, 2020 and 2021, the fair value of investment in Humanistic Intelligence was RMB6.0 million and RMB6.0 million, respectively.

As the Group does not expect to sell or redeem the investments mentioned above within one year, the available-for-sale debt investments are classified as long-term available-for-sale debt investments. Total accumulated unrealized loss on available-for-sale debt investments recorded in accumulated other comprehensive income excluding tax effect were RMB8.0 million and RMB15.3 million as of December 31, 2020 and 2021, respectively. The total fair value of available-for-sale debt investments were RMB36.7 million and RMB29.4 million as of December 31, 2020 and 2021, respectively (see Note 20).

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

The Group used equity method to account for investments in limited partnership unless the Group’s interest is so minor and has virtually no influence over the operating and financial policies of the partnership. In 2020, the Group made new investments in two limited partnerships with total considerations of RMB60.0 million, and accounted for the investments under equity method as significant influence could be imposed by the Group. The two limited partnerships mainly engage in private equity investments. The carrying value of investments in the two limited partnerships were RMB59.8 million and RMB60.2 million as of December 31, 2020 and 2021, respectively. The Company recognized losses from investments in these limited partnerships of RMB0.2 million in 2020 and income from investments in these limited partnerships of RMB0.4 million in 2021. The income or losses from investments in these limited partnerships were mainly attributable to the changes in estimated fair value of the underlying investments held by the limited partnerships.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

11. Equity Investments (Continued)

Equity method investments (Continued)

Despite holding 100% ordinary shares of Phoenix FM, the Company accounted for its investment in Phoenix FM as an equity investment since the Company did not control Phoenix FM due to substantive participating rights that have been provided to IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P. (collectively referred to as IDG), who invested in preferred shares of Phoenix FM. The Group had fully written down the whole investment in Phoenix FM in 2015. In April 2020, IDG transferred all of its investment in Phoenix FM to the Company and Phoenix FM became a wholly owned subsidiary of the Company.

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

In August 2017, the Group acquired 8% equity interest of Shenzhenshi Kuailai Technology Co., Ltd. (“Kuailai”) with a consideration of RMB0.2 million. Kuailai operates Xunhutai, a life-style information application in China. The Group had fully written down the whole investment in Kuailai and recognized an impairment loss of RMB0.2 million in 2020.

In November 2018, the Group acquired 10% equity interest of Yitong Technology (Hangzhou) Limited (“Yitong Technology”) by investing in newly issued shares of Yitong Technology with a total consideration of RMB13.0 million. Yitong Technology mainly engages in big data application development and operation in China. As the Group’s equity investment in Yitong Technology has preferred liquidation rights, it is not considered as in-substance common stock, and should be measured at fair value, with changes in the fair value recognized through net income/(loss). As the investments in Yitong Technology lack readily determinable fair values, the Group elects to record the investments at cost, less impairment, plus or minus subsequent adjustments for observable price changes (referred to as the measurement alternative). Under this measurement alternative, changes in the carrying value of the investments will be recognized in consolidated statement of comprehensive income/(loss), whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. As of December 31, 2020 and 2021, the carrying value of equity investment in Yitong Technology was RMB13.0 million and RMB13.0 million, respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

11. Equity Investments (Continued)

Other equity investments (Continued)

In December 2020, the Group acquired 3.78% equity interest in Guangzhou Kesheng Jiada Network Partnership (“Kesheng Jiada”), representing 1.0% indirect equity interests in 4K Garden Network Technology (Guangzhou) Co., Ltd. (“4K Garden”) with a consideration of RMB10.0 million. In January 2021, the Group acquired additional 1.89% partnership interests in Kesheng Jiada with a consideration of RMB5.0 million. The Group had totally 5.67% equity interest in Kesheng Jiada, representing 1.5% indirect equity interests in 4K Garden. 4K Garden focuses on developing 4K ultra HD content ecosystem and related technology and 5G+ ultra HD application technology platform and Kesheng Jiada is a special purpose vehicle that holds equity interests in 4K Garden. As the investments in Kesheng Jiada lack readily determinable fair values, the Group elects to use the measurement alternative. As of December 31, 2020 and 2021, the carrying value of the equity investment was RMB10.0 million and RMB15.0 million, respectively.

In December 2020, the Group entered into an investment agreement with a private equity fund to invest a total of RMB30.0 million in it. The Group invested RMB12.0 million in the private equity fund in December 2020 and invested additional RMB9.0 million in it in February 2021. As of December 31, 2020 and 2021, the carrying value of equity investment in the private equity fund was RMB12.0 million and RMB22.9 million, respectively. The Group accounts for the investment using NAV as a practical expedient under ASC 820.

12.  Goodwill

The changes in the carrying amount of goodwill are as follows (in thousands):

Tianbo Business
RMB
Balance as of December 31, 2019	22,786
Goodwill impairment	(22,786)
Balance as of December 31, 2020	—

The Group first applied the qualitative assessment and then performed the goodwill impairment test by quantitatively comparing the fair values of the reporting unit to its carrying amounts. A goodwill impairment is the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The fair value of a reporting unit is determined by income approach based on the Group’s best estimate, which uses valuation techniques to convert the reporting unit’s future amounts to a single present value amount. Caused by the negative impact of the COVID-19 outbreak in 2020 and the tightening of rules and regulations on real estate market in China as well as intensified industry competition, the Group performed an impairment test and recognized an impairment charge of RMB22.8 million for the Tianbo reporting unit for the year ended December 31, 2020. The Group recorded an impairment charge of nil, RMB22.8 million and nil for the years ended December 31, 2019, 2020 and 2021, respectively.

13.  Other Non-Current Assets

The following is a summary of other non-current assets (in thousands):

	As of December 31,
	2020	2021
	RMB	RMB
Rental deposits	7,975	2,263
Non-current portion of prepayments to suppliers and other business related expenses	1,289	466
Others	489	489
Total	9,753	3,218

Phoenix New Media Limited

Notes to Consolidated Financial Statements

14.  Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities are comprised of (in thousands):

	As of December 31,
	2020	2021
	RMB	RMB
Deposits from advertising agencies and customers	16,266	16,518
Accrued professional fees	5,246	3,334
Advertising and promotion expenses payables and accruals	18,247	5,036
General operating expenses payables and accruals	65,732	65,755
Deposits from potential house buyers	49,210	17,217
Others	17,675	15,383
Total	172,376	123,243

As the agent of real estate developers, the Group sells coupons issued by real estate developers that enable individual property buyers to purchase specified properties from real estate developers at a discounted price. Coupons purchase price are collected initially by the Group upfront from the property buyers, and subsequently, the coupon purchase price will be remitted to the real estate developers when property buyers use the coupons to purchase the specified properties, or will be refunded to property buyers if they decide not to buy. The coupons purchase price paid by the property buyers are recorded in accrued expenses and other current liabilities in the Group's consolidated balance sheets.

15.  Cost of Revenues

The cost of revenues is as follows (in thousands):

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Revenue sharing fees	25,157	19,550	27,673
Content and operational costs	603,573	482,641	513,449
Bandwidth costs	54,600	57,095	56,275
Total	683,330	559,286	597,397

16.  Income Taxes

Income Tax Expense and Effective Tax Rate

The provisions for income tax expense are summarized as follows (in thousands):

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Current tax expense	23,219	32,156	25,903
Deferred tax benefit	(1,269)	(13,179)	(5,322)
Income tax expense	21,950	18,977	20,581

The components of income before tax and income tax expense for PRC and non-PRC continuing operations are as follows (in thousands):

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
(Loss)/income arising from PRC continuing operations	(267,276)	28,133	(235,019)
Income/(loss) arising from non-PRC continuing operations	958,986	418,489	(17,466)
Income/(loss) before tax from continuing operations	691,710	446,622	(252,485)
Income tax expense relating to PRC operations	21,952	18,977	20,581
Income tax benefit relating to non-PRC operations	(2)	—	—
Income tax expense	21,950	18,977	20,581
Effective tax rate for PRC continuing operations	(8.2)%	67.5%	(8.8)%
Effective tax rate for the Group	3.2%	4.2%	(8.2)%

Phoenix New Media Limited

Notes to Consolidated Financial Statements

16.  Income Taxes (Continued)

Income Tax Expense and Effective Tax Rate (Continued)

Cayman Islands (“Cayman”)

Under the relevant current laws of the Cayman Islands, corporate income, capital gains or other direct taxes are not imposed on corporations in the Cayman Islands. In addition, dividend payments are not subject to withholding taxes in the Cayman Islands. The Company recognized gain on disposal of available-for-sale debt investments of RMB1,001.2 million and RMB477.3 million in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2019 and 2020, respectively, which was not subject to any corporate income or capital gains taxes under the current laws of the Cayman Islands.

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

Fenghuang On-line was qualified as an HNTE in 2017 and 2020, respectively, and therefore, Fenghuang On-line was subject to a 15% income tax rate from 2019 to 2021.

Tianying Jiuzhou was qualified as an HNTE in 2017 and 2020, respectively, and therefore, Tianying Jiuzhou was subject to a 15% income tax rate from 2019 to 2021.

In 2017 and 2020, Fenghuang Yutian was qualified as an HNTE, respectively, and therefore, Fenghuang Yutian was subject to a 15% income tax rate from 2019 to 2021.

In 2016, Fenghuang Borui was qualified as a Software Enterprise and was subject to a 12.5% income tax rate from 2019 to 2020. In 2021, Fenghuang Borui was qualified as an HNTE, and therefore, Fenghuang Borui was subject to a 15% income tax rate in 2021.

All other PRC incorporated entities of the Group were subject to a 25% income tax rate for all the years presented.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

16.  Income Taxes (Continued)

Income Tax Expense and Effective Tax Rate (Continued)

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

The PRC subsidiaries, VIEs and subsidiaries of VIEs have not paid dividends in the past and do not have any present plans to declare and pay any dividends on the Company’s ordinary shares or ADSs in the near future and the Group currently intends to retain most, if not all, of its available funds and any future earnings to operate and expand the business. Accordingly, the Company does not intend to have its PRC subsidiaries distribute any undistributed profits of such subsidiaries to their direct overseas parent companies, but rather intends that such profits will be permanently reinvested in such subsidiaries to further expand their business in the PRC. As of December 31, 2021, the Company did not record any withholding tax on the retained earnings of its foreign invested enterprises in the PRC. Aggregate undistributed earnings of the Group’s entities located in the PRC that were available for distribution to the Company as of December 31, 2020 and 2021 were approximately RMB782.1 million and RMB587.4 million, respectively. The amounts of the unrecognized deferred tax liability on the permanently reinvested earnings were RMB78.2 million and RMB58.7 million as of December 31, 2020 and 2021, respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

16.  Income Taxes (Continued)

Income Tax Expense and Effective Tax Rate (Continued)

Reconciliation of the Differences between Statutory Tax Rate and the Effective Tax Rate

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2019, 2020 and 2021 is as follows:

	For the Years Ended December 31,
	2019	2020	2021
	%	%	%
Statutory income tax rate	25.0	25.0	25.0
Permanent differences (1)	(2.8)	(1.9)	(2.4)
Change in valuation allowance	9.9	2.7	(23.6)
Effect of preferential tax treatment	5.5	1.8	(5.3)
Uncertain tax positions	0.2	0.1	(0.1)
Tax rate difference from statutory rate in other jurisdictions (2)	(34.6)	(23.5)	(1.8)
Effective income tax rate	3.2	4.2	(8.2)

Notes:

(1) Permanent differences mainly included the tax-deductible expenses of the research and development expenses so incurred in a year in determining their tax assessable profits for that year for enterprises engaging in research and development activities, as 175% of the research and development expenses could be tax-deductible, according to policies promulgated by the State Tax Bureau of the PRC.

(2) Tax rate difference from statutory rate in other jurisdictions for 2019 and 2020 had significant influence on the Group’s effective income tax rates, which was mainly attributable to the fact that the Company recognized significant amount of gain on disposal of available-for-sale debt investments in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2019 and 2020, respectively, and thus the Group had significant amount of income arising from non-PRC operations for 2019 and 2020.

The combined effects of the income tax exemption and other preferential tax treatment available to the Group are as follows (in thousands, except per share data):

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Effect of preferential tax treatment	(38,077)	(7,934)	(13,468)
Basic net income/(loss) per share effect	(0.07)	(0.01)	(0.02)

Withholding Tax on gain from the disposal of available-for-sale debt investments in Particle

The Company is subject to PRC withholding tax of 10% on the gain recognized from the disposal of available-for-sale debt investments in Particle, with any relevant tax adjustments if applicable, as regulated by the Public Notice on Several Issues regarding Enterprise Income Tax for Indirect Property Transfer by Non-resident Enterprises, or SAT Circular 7, issued on February 3, 2015, and the Public Notice Regarding Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Public Notice 37, issued on October 17, 2017. The accrued withholding taxes of gain on disposal of available-for-sale debt investments were RMB220.8 million as of December 31, 2021, which may vary with the actual withholding tax to be paid in the future. The difference between the currently calculated withholding tax and the actual withholding tax to be paid will be recognized as gain or loss on disposal of available-for-sale debt investments in the period when the Company actually settles the withholding tax with the tax authorities in PRC.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

16.  Income Taxes (Continued)

Deferred Tax Assets and Liabilities

The tax effects of temporary differences that give rise to the deferred tax assets and liabilities balances as of December 31, 2020 and 2021 are as follows (in thousands):

	As of December 31,
	2020	2021
	RMB	RMB
Deferred tax assets:
Provision of allowance for credit losses	48,161	92,997
Accrued payroll and expenses and others	28,716	25,725
Net operating loss carryforward	137,799	160,863
Less: valuation allowance	(127,809)	(187,396)
Total deferred tax assets, net	86,867	92,189

	As of December 31,
	2020	2021
	RMB	RMB
Deferred tax liabilities:
Equity investments acquired in disposal of subsidiaries	1,312	1,312

As of December 31, 2021, the Group had net operating loss of approximately RMB966.7 million, which can be carried forward to offset future taxable income. Net operating loss carry forward of RMB19.3 million, RMB25.4 million, RMB23.3 million, RMB28.9 million and RMB869.8 million will expire in 2022, 2023, 2024, 2025 and years after 2025, respectively, if not utilized.

Movement of Valuation Allowance

Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future reversals of existing taxable temporary differences, future profitability and tax planning strategies. Valuation allowance was mainly provided for net operating loss carry forward because it was more likely than not that such deferred tax assets will not be realized based on the Group’s estimate of its future taxable income.

The following table sets forth the movement of the valuation allowance for deferred tax assets (in thousands):

	2019	2020	2021
	RMB	RMB	RMB
Balance as of January 1,	47,386	115,793	127,809
Additions	68,209	15,692	61,716
Increase from an acquired subsidiary	997	—	—
Reversals	(799)	(3,676)	(2,129)
Balance as of December 31,	115,793	127,809	187,396

Phoenix New Media Limited

Notes to Consolidated Financial Statements

16.  Income Taxes (Continued)

Uncertain Tax Positions

A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax positions is as follows (in thousands):

	2019	2020	2021
	RMB	RMB	RMB
Balance as of January 1,	26,131	27,612	28,182
Increase related to current year tax positions	1,481	570	148
Balance as of December 31,	27,612	28,182	28,330

The Group did not accrue any potential penalties and interest related to these uncertain tax positions for all years presented on the basis that the likelihood of penalties and interest being charged is not considered to be probable.

The amounts of uncertain tax positions listed above are based on the recognition and measurement criteria of ASC 740. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Group will record additional tax expense or tax benefit in the period in which such resolution occurs. The Group does not expect changes in uncertain tax positions recognized as of December 31, 2021 to be material in the next twelve months. In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2017 to 2021 remain subject to examination by tax authorities. There are no ongoing examinations by tax authorities as of December 31, 2021.

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

As of December 31, 2020, there were 264,998,965 and 317,325,360 Class A and Class B ordinary shares issued and outstanding, respectively. As of December 31, 2021, there were 264,998,965 and 317,325,360 Class A and Class B ordinary shares issued and outstanding, respectively.

18.  Share-based Compensation

Share-based compensation recognized in costs and expenses for the years ended December 31, 2019, 2020 and 2021 are as follows (in thousands):

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cost of revenues	5,173	2,613	3,052
Sales and marketing expenses	1,402	1,764	1,704
General and administrative expenses	4,041	3,648	3,244
Technology and product development expenses	1,243	1,358	1,582
Total	11,859	9,383	9,582

The Group recognized share-based compensation, net of estimated forfeitures, on a graded-vesting basis over the vesting term of the awards. There was no income tax benefit recognized in the consolidated statements of comprehensive income/(loss) for share-based compensation and the Group did not capitalize any of the share-based compensation as part of the cost of any asset in the years ended December 31, 2019, 2020 and 2021.

For the years ended December 31, 2019, 2020 and 2021, the Group recognized share-based compensation net of forfeitures for options and restricted share unit of RMB11.9 million, RMB9.4 million and RMB9.6 million, respectively.

Share Options of the Company

In June 2018, the Company adopted a Share Option Scheme (the “June 2018 Scheme”), which permit the grant of options to its eligible recipients for up to 10% of the ordinary shares in issue (the “Limit”) on the effective dates of the schemes. The total number of ordinary shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the schemes and any other share option schemes of the Company shall not exceed 30% of the ordinary shares in issue from time to time. The Company may seek approval from its shareholders to refresh the Limit provided that the Limit as refreshed shall not exceed 10% of the ordinary shares of the Company in issue as at the date of approval, and options previously granted will not be counted for the purpose of calculating the Limit as refreshed. Any outstanding option lapse in accordance with the terms of the schemes will not be counted for the purpose of calculating the Limit. Option awards are granted with an exercise price determined by the board of directors. Those option awards vest over a period of four years and expire in ten years.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

18.  Share-based Compensation (Continued)

A summary of the Company’s share option activities for the years ended December 31, 2019, 2020 and 2021 is presented below:

		Weighted	Weighted Average
	Number of	Average	Remaining	Aggregate
	Options	Exercise Price	Contractual Life	Intrinsic Value
		US$	Years	US$ in Million
Outstanding as of January 1, 2019	34,251,734	0.47	6.4	—
Granted	15,794,018	0.48
Forfeited and expired	(7,128,379)	0.49
Exercised	(174,373)	0.43		—
Outstanding as of December 31, 2019	42,743,000	0.47	6.4	—
Granted	11,330,103	0.19
Forfeited and expired	(1,847,750)	0.48
Exercised	—	—		—
Outstanding as of December 31, 2020	52,225,353	0.41	6.2	—
Granted	1,730,000	0.21
Forfeited and expired	(3,616,991)	0.43
Exercised	—	—		—
Outstanding as of December 31, 2021	50,338,362	0.40	5.5	—
Exercisable as of December 31, 2021	33,820,775	0.45	4.2	—
Vested and expected to vest as of December 31, 2021	42,963,310	0.42	5.0	—

The aggregate intrinsic value of options outstanding, exercisable and vested and expected to vest as of December 31, 2021 was calculated as the difference between the Company’s closing stock price of US$0.86 per ADS, or US$0.11 per share as of that date, and the exercise price of the underlying options. The aggregate intrinsic value of options exercised was calculated as the difference between the market value on the date of exercise and the exercise price of the underlying options.

As disclosed in Note 2(y), the Company’s share-based compensation is measured at the value of the award as calculated under the Black-Scholes option pricing model. The Company estimated the expected volatility at the date of grant based on average annualized standard deviation of the share price of comparable listed companies. The Company has no history or expectation of paying regular dividends on its ordinary shares. The Company estimated the expected term based on the vesting schedule and the exercise period of the options. Risk-free interest rates are based on the derived market yield of the U.S. Treasury securities with an estimated country-risk differential as of the valuation date. The key assumptions used in determining the fair value of options granted during the years ended December 31, 2019, 2020 and 2021 are as follows:

	For the Years Ended December 31,
	2019	2020	2021
Expected volatility rate	55.92%-77.98%	58.59%-74.15%	65.34%-68.45%
Expected dividend yield	—	—	—
Expected term (years)	1.00-6.16	0.50-6.16	6.16
Risk-free interest rate (per annum)	2.33%-3.12%	1.14%-2.37%	1.32%-1.72%

The weighted-average grant date fair value of options granted for the years ended December 31, 2019, 2020 and 2021 were US$0.48, US$0.19 and US$0.21, respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

18.  Share-based Compensation (Continued)

As of December 31, 2021, there was RMB3.2 million of unrecognized share-based compensation for options, adjusted for estimated forfeitures. The unrecognized share-based compensation is expected to be recognized over a weighted-average period of 2.2 years.

Share-based Awards of the Company’s Subsidiaries, VIEs and Subsidiaries of the VIEs

One of the Company’s subsidiaries, Fread Limited, adopted a restricted share unit scheme in March 2018 to grant a total of 2,000,000 restricted share units to employees (the “2018 Fread RSU Scheme”). There were 920,000, nil and nil restricted share units of Fread Limited granted under the 2018 Fread RSU Scheme for the years ended December 31, 2019, 2020 and 2021, respectively. For the years ended December 31, 2019, 2020 and 2021, Fread Limited recognized share-based compensation net of forfeitures of RMB3.8 million, RMB0.3 million and RMB1.1 million, respectively.

19.  Segments

The Group currently operates in two principal operating segments: net advertising services and paid services. Information provided to the CODM is at the gross margin level. The Group currently does not allocate operating expenses or assets to its segments, as its CODM does not use such information to allocate resources to or evaluate the performance of the operating segments.

The following table presents summarized information by segments (in thousands):

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Revenues
Net advertising services	1,194,761	1,113,017	930,025
Paid services	133,020	95,828	100,306
Total revenues	1,327,781	1,208,845	1,030,331
Cost of revenues
Net advertising services	623,787	523,813	566,443
Paid services	59,543	35,473	30,954
Total cost of revenues	683,330	559,286	597,397
Gross profit
Net advertising services	570,974	589,204	363,582
Paid services	73,477	60,355	69,352
Total gross profit	644,451	649,559	432,934

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

The following table sets forth the financial instruments, measured at fair value on a recurring basis, by level within the fair value hierarchy (in thousands):

	Fair Value Measurements at Reporting Date Using
	Carrying Value on Balance Sheets	Quote Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
As of December 31, 2020:
Assets:
Term deposits and short term investments	1,280,033	—	1,280,033	—
Restricted cash	31,039	31,039	—	—
Available-for-sale debt investments	36,662	—	—	36,662
As of December 31, 2021:
Assets:
Term deposits and short term investments	1,309,028	—	1,309,028	—
Restricted cash	15,618	15,618	—	—
Available-for-sale debt investments	29,401	—	—	29,401

The following table sets forth the reconciliation of the fair value measurements of available-for-sale debt investments from January 1, 2019 to December 31, 2021 (in thousands):

Fair Value Measurements of Available-for-sale Debt Investments
RMB
Beginning balance as of January 1, 2019	1,961,474
Change in fair value	1,385,379
Disposal of part available-for-sale debt investments	(1,390,031)
Currency translation adjustment	57,715
Ending balance as of December 31, 2019	2,014,537
Change in fair value	(985,704)
Disposal of part available-for-sale debt investments	(1,005,150)
Additional investments	49,041
Currency translation adjustment	(34,062)
Impairment	(2,000)
Ending balance as of December 31, 2020	36,662
Change in fair value	(6,611)
Currency translation adjustment	(650)
Ending balance as of December 31, 2021	29,401

Phoenix New Media Limited

Notes to Consolidated Financial Statements

20.  Fair Value Measurements (Continued)

Assets and Liabilities Measured and Disclosed at Fair Value on a Recurring Basis (Continued)

Term deposit and short term investments. The Group’s term deposit and short term investments consist of wealth management products and structured deposits issued by commercial banks and other financial institutions with original maturity of more than three months and up to one year, which contain a variable interest rate. The Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income/(loss) as interest income. To estimate fair value, the Group refers to the quoted rate of return provided by banks at the end of each period using the discounted cash flow method. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

Restricted cash. The Group’s restricted cash represents deposits that are restricted to withdrawal or usage. The fair values of restricted cash are determined based on the pervasive interest rate in the market. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 1 of fair value measurement.

Available-for-sale debt investments. Available-for-sale debt investments mainly represent the investments of convertible redeemable preferred shares in Particle. In accordance with ASC 820, the Group measures available-for-sale debt investments at fair value on a recurring basis. The fair values of the investments in Particle as of December 31, 2019, 2020 and 2021 were determined based on a valuation technique under the market approach, known as guideline company method, where financial ratios of comparable companies were analyzed to determine the value of Particle, as well as using observable transactions of Particle’s shares. The Group classifies the valuation techniques that use unobservable inputs as Level 3 of fair value measurements.

The key inputs used in valuation of available-for-sale debt investments in Particle as of December 31, 2019, 2020 and 2021 were as follow:

	As of December 31,
	2019	2020	2021
Lack of marketability discount (“DLOM”)	5%	25%	20%
Volatility	45.7%	55.3%	49.0%

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

Accounts receivable, notes receivable, amounts due from related parties, prepayments and other current assets, accounts payable, amounts due to related parties and other current liabilities are financial assets or liabilities with carrying values that approximate fair value due to their short term nature.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

21.  Net Income/(Loss) per Share

The following table sets forth the computation of basic and diluted net income/(loss) per share for the years indicated (amounts in thousands, except for number of shares and per share data):

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net income/(loss) per Class A and Class B ordinary share — basic:
Numerator:
Net income/(loss) from continuing operations attributable to Phoenix New Media Limited	664,196	417,976	(205,701)
Net income/(loss) from discontinued operations attributable to Phoenix New Media Limited	63,633	(37,607)	—
Net income/(loss) attributable to Phoenix New Media Limited	727,829	380,369	(205,701)
Denominator:
Denominator used in computing net income/(loss) per share — basic	582,275,800	582,324,325	582,324,325
Net income/(loss) from continuing operations per Class A and Class B ordinary share — basic	1.14	0.72	(0.35)
Net income/(loss) from discontinued operations per Class A and Class B ordinary share — basic	0.11	(0.07)	—
Net income/(loss) per Class A and Class B ordinary share — basic	1.25	0.65	(0.35)
Net income/(loss) per Class A and Class B ordinary share — diluted:
Numerator:
Net income/(loss) from continuing operations attributable to Phoenix New Media Limited	664,196	417,976	(205,701)
Net income/(loss) from discontinued operations attributable to Phoenix New Media Limited	63,633	(37,607)	—
Net income/(loss) attributable to Phoenix New Media Limited	727,829	380,369	(205,701)
Denominator:
Denominator used in computing net income/(loss) per share — diluted	582,275,800	582,324,325	582,324,325
Net income/(loss) from continuing operations per Class A and Class B ordinary share — diluted	1.14	0.72	(0.35)
Net income/(loss) from discontinued operations per Class A and Class B ordinary share — diluted	0.11	(0.07)	—
Net income/(loss) per Class A and Class B ordinary share — diluted	1.25	0.65	(0.35)

There were 34,445,604, 37,940,736 and 37,838,136 options to purchase ordinary shares have been excluded from the computation of diluted net income/(loss) per share for the years ended December 31, 2019, 2020 and 2021, respectively, as their effects would be anti-dilutive.

22.  Commitments and Contingencies

(a) Commitments

As of December 31, 2021, future minimum commitments under non-cancelable agreements were as follows (in thousands):

	Property Management Costs	Bandwidth Purchases	Cooperation with Phoenix TV Group	Content Purchases	Property and Equipment, and Intangible Assets	Equity Investment	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
2022	4,673	31	46,275	8,175	2,164	9,000	6,130	76,448
2023	1,573	—	46,275	230	—	—	365	48,443
2024	1,345	—	—	200	—	—	154	1,699
2025	978	—	—	200	—	—	132	1,310
2026 and thereafter	937	—	—	—	—	—	39	976
Total	9,506	31	92,550	8,805	2,164	9,000	6,820	128,876

The amounts of cooperation with Phoenix TV Group are calculated according to the agreements between the Group and Phoenix TV Group (see Note 2(a)).

Upon the adoption of ASC 842 on January 1, 2019, future minimum lease payments for operating lease commitments as of December 31, 2021 are disclosed in Note 2(x).

Phoenix New Media Limited

Notes to Consolidated Financial Statements

22.  Commitments and Contingencies (Continued)

(a) Commitments (Continued)

The Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2020 and 2021.

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

In April 2018, the Group received notices from a local court that certain plaintiffs have filed a lawsuit against it about the infringement of copyright and unauthorized selling on the Group’s website and mobile applications for a piece of literature work, with the related claim for damages of approximately RMB99.8 million. However, the actual income the Group generated from such literature work was less than RMB1,500. The Group received the judgment from the local court in April 2020 and received the final judgement from a higher local court in December 2020, which both ordered it to pay the plaintiffs a total of approximately RMB1.0 million in damages to the plaintiff. The Group had paid the total of approximately RMB1.0 million to the plaintiff and fulfilled its obligation under the judgment. Nevertheless, the plaintiff could still apply for a retrial under PRC civil procedures. As of the date of this annual report, the time limit for an application for a retrial has not expired yet and the Group cannot assure that the plaintiffs will not make such application.

Litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. There exists the possibility of a material adverse impact on the Group’s financial position, results of operations or cash flows for the period in which the unfavorable outcome occurs, and potentially in future periods.

(c) Long-term Liabilities for Uncertain Tax Positions

As mentioned in Note 16, as of December 31, 2020 and 2021, the Group had recorded uncertain tax positions of RMB28.2 million and RMB28.3 million, respectively.

23.  Related Party Transactions

The table below sets forth the major related parties and their relationships with the Group:

Related Parties	Relationships with the Group
Other entities within the Phoenix TV Group	Under common control by Phoenix TV
China Mobile Communication Corporation (“China Mobile”)	A shareholder of Phoenix TV
Fengxin Technology (Haikou) Group Co., Ltd. (“Lilita”)	Other equity investee, related party of Phoenix TV Group
Particle Inc. (“Particle”)	Available-for-sale debt investee. Former related party, unrelated party for 2020 and 2021
Beijing Fenghuang Tianbo Network Technology Co., Ltd. (“Tianbo”)	Former equity method investee, and current subsidiary of VIEs since April 1, 2019
Henan Fengyi Feiyang Network Technology Limited (“Fengyi Technology”)	Available-for-sale debt investee
Mr. Gao Ximin and Mr. Qiao Haiyan	Legal shareholders of Tianying Jiuzhou and employees of the Group
Mr. Zou Ming and Ms. Wang Xiaojia	Legal shareholder of Fenghuang Ronghe and employee of the Group
Mr. Chen Ming and Mr. He Yansheng	Legal shareholders of Chenhuan and employees of the Group

In addition to those disclosed elsewhere in the financial statements, the Group had the following significant related party transactions during the years ended December 31, 2019, 2020 and 2021 (in thousands):

Phoenix New Media Limited

Notes to Consolidated Financial Statements

23.  Related Party Transactions (Continued)

Transactions with the Other Entities Within the Phoenix TV Group:

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Content provided by Phoenix TV Group	(11,302)	(2,595)	(17,263)
Advertising and promotion expenses charged by Phoenix TV Group	(4,157)	(2,549)	(2,477)
Corporate administrative expenses charged by Phoenix TV Group	(2,057)	(681)	(1,093)
Trademark license fees charged by Phoenix TV Group	(4,988)	(4,358)	(4,267)
Project cost charged by Phoenix TV Group	(1,148)	(487)	(595)
Revenues earned from Phoenix TV Group	15,705	10,635	12,402

Transactions with China Mobile:

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Advertising revenues earned from China Mobile	23,256	23,747	17,464
Paid services revenues earned from and through China Mobile	60,484	30,486	29,770
Revenue sharing fees and bandwidth costs charged by China Mobile	(13,999)	(6,487)	(6,631)

Transactions with Investees:

	For the Years Ended December 31,
	2019*	2020	2021
	RMB	RMB	RMB
Advertising revenues earned from Tianbo	16	—	—
Advances provided to Tianbo	247	—	—
Revenues earned from other investee	315	—	—
Other income earned from Particle	1,990	—	—
Advertising revenues earned from/(agency service fees paid to) Fengyi Technology	12,612	3,721	(1,047)
Advertising and promotion expenses charged by Fengyi Technology	—	(142)	—
Revenue sharing fees charged by investees	(62)	—	—

Note:

      * As Tianbo has been consolidated starting from April 1, 2019, related party transactions with Tianbo in 2019 only included those incurred from January 1, 2019 to March 31, 2019.

As of December 31, 2020 and 2021, the amounts of due from and due to related parties were as follows (in thousands):

	As of December 31,
	2020	2021
	RMB	RMB
Amounts due from related parties:
Due from China Mobile	16,018	11,966
Due from Phoenix TV Group	11,408	43,816
Due from Fengyi Technology	5,000	1,297
Due from other investees, net	161	—
Total	32,587	57,079
Amounts due to related parties:
Due to China Mobile	3,835	3,937
Due to Phoenix TV Group	23,461	26,608
Due to Fengyi Technology	6,310	3,690
Due to Others	814	500
Total	34,420	34,735

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

24.  Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs incorporated in the PRC are required to annually appropriate 10% of their net after-tax income to the general reserve fund or the statutory surplus fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, and in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), General Notes to Financial Statements, the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which the restricted portion amounted to approximately RMB636.5 million and RMB646.3 million as of December 31, 2020 and 2021, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to the Company’s shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs to satisfy any obligations of the Company.

Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

The Company performed a test on the restricted net assets of the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), General Notes to Financial Statements and concluded that it was applicable for the Company to disclose its condensed financial information for the year ended December 31, 2021, as restricted net assets of the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs had exceeded 25 percent of consolidated net assets for the year ended December 31, 2021. For the purposes of presenting the Company’s separate financial information, the Company records its investments in its subsidiaries and VIEs under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries and VIEs” and “Share of loss from subsidiaries and VIEs” in the condensed statements of comprehensive income/(loss). See Note 26 for the Company’s information.

25.  Subsequent Events

In February 2022, the Group invested RMB9.0 million in a private equity fund under an investment agreement to invest a total of RMB30.0 million in it, which was signed in December 2020. The Group had paid the total amount of RMB30.0 million to the private equity fund as of February 2022, which is accounted for using NAV as a practical expedient under ASC 820.

26.  Additional Information - Condensed Financial Statements of the Company

The condensed financial statements of Phoenix New Media Limited have been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04.

The Company records its investments in subsidiaries and VIEs under the equity method of accounting. Such investments are presented on the balance sheets as “Investments in subsidiaries and VIEs”, and the net profit or loss of subsidiaries and VIEs is presented as “Share of loss from subsidiaries and VIEs” in the statement of comprehensive income/(loss).

As of December 31, 2020 and 2021, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those, if any, which have been separately disclosed in the consolidated financial statements.

Phoenix New Media Limited

Condensed Financial Information of the Company

Balance Sheets

(Amounts in thousands, except for number of shares and per share data)

	As of December 31,
	2020	2021
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	24,932	34,027
Amounts due from subsidiaries and VIEs	867,801	835,428
Prepayments and other current assets	968	1,117
Total current assets	893,701	870,572
Non-current assets:
Investments in subsidiaries and VIEs	975,487	794,149
Available-for-sale debt investments	36,662	29,401
Total non-current assets	1,012,149	823,550
Total assets	1,905,850	1,694,122
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Amounts due to subsidiaries and VIEs	16,429	44,244
Taxes payable	225,960	220,794
Accrued expenses and other current liabilities	27,717	1,701
Total current liabilities	270,106	266,739
Total liabilities	270,106	266,739
Shareholders’ equity:
Class A ordinary shares (US$0.01 par value, 680,000,000 shares authorized; 264,998,965 and 264,998,965 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	17,499	17,499
Class B ordinary shares (US$0.01 par value, 320,000,000 shares authorized; 317,325,360 and 317,325,360 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	22,053	22,053
Additional paid-in capital	1,620,580	1,629,014
Statutory reserves	92,017	98,482
Accumulated deficits	(88,191)	(300,357)
Accumulated other comprehensive loss	(28,214)	(39,308)
Total shareholders’ equity	1,635,744	1,427,383
Total liabilities and shareholders’ equity	1,905,850	1,694,122

Phoenix New Media Limited

Condensed Financial Information of the Company

Statements of Comprehensive Income/(Loss)

(Amounts in thousands)

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Operating expenses:
General and administrative expenses	(40,621)	(39,303)	(16,556)
Total operating expenses	(40,621)	(39,303)	(16,556)
Loss from operations	(40,621)	(39,303)	(16,556)
Other income/(loss):
Net interest income/(expense)	(2,714)	1	3
Foreign currency exchange (loss)/gain	(3,877)	17,010	5,775
Income from equity method investments, net of impairments	—	6,013	—
Gain on disposal of available-for-sale debt investments	1,001,181	477,254	—
Changes in fair value of loan related to co-sale of Particle shares	—	(24,535)	—
Changes in fair value of forward contract in relation to disposal of investments in Particle	4,441	16,085	—
Others, net	2,701	5,580	5,152
Share of loss from subsidiaries and VIEs	(233,282)	(77,736)	(200,075)
Net income/(loss)	727,829	380,369	(205,701)
Other comprehensive income/(loss)	217,450	(1,434,022)	(11,094)
Comprehensive income/(loss)	945,279	(1,053,653)	(216,795)

Phoenix New Media Limited

Condensed Financial Information of the Company

Statements of Cash Flows

(Amounts in thousands)

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cash flows from operating activities:
Net cash used in operating activities	(46,388)	(44,706)	(34,801)
Cash flows from investing activities:
Placement of term deposits and short term investments	(673,350)	—	—
Maturity of term deposits and short term investments	788,056	—	—
Loans provided to a third party related to co-sale of Particle shares	—	(68,867)	—
Net proceeds from disposal of available-for-sale debt investments	1,403,046	695,937	—
Deposits received from proposed buyers of investments in Particle	357,974	—	—
Net cash provided by investing activities	1,875,726	627,070	—
Cash flows from financing activities:
Repayment of short-term bank loans	(267,886)	—	—
(Payment to)/repayment from subsidiaries and VIEs	(877,312)	72,262	39,171
Proceeds from exercise of stock options	511	—	—
Dividends paid to shareholders	(703,145)	(637,375)	4,725
Net cash (used in)/provided by financing activities	(1,847,832)	(565,113)	43,896
Net (decrease)/increase in cash and cash equivalents	(18,494)	17,251	9,095
Cash and cash equivalents at the beginning of the year	26,175	7,681	24,932
Cash and cash equivalents at the end of the year	7,681	24,932	34,027

Revision to Previously Reported Cash Flow Information of Parent Company

The Company revised certain previously reported parent company information for the year ended December 31, 2020 to correct a classification error. During 2020, the Company advanced funds in the amount of RMB68.9 million relating to the transfer of shares of Particle, Inc (see Note 10). The advance by the Company relating to this transaction was an investing activity incorrectly classified as an operating activity of the parent company, resulting in a misclassification in the condensed statements of cash flows.

The transaction is correctly disclosed in consolidation and the misclassification error therefore had no impact on the previously reported consolidated financial statements. Management has determined that the error was immaterial and should be corrected through a revision of previously reported information.

	For the Year Ended December 31, 2020
	As previously reported	Adjustments	As revised
	RMB	RMB	RMB
Net cash used in operating activities	(113,573)	68,867	(44,706)
Net cash provided by investing activities	695,937	(68,867)	627,070
Net cash used in financing activities	(565,113)	—	(565,113)
Net increase in cash and cash equivalents	17,251	—	17,251
Cash and cash equivalents at the beginning of the year	7,681	—	7,681
Cash and cash equivalents at the end of the year	24,932	—	24,932