Form 20-F
period 2022-12-31
Phoenix New Media Ltd
filed 2023-05-01
CIK 1509646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing forty-eight Class A ordinary shares	FENG	New York Stock Exchange, Inc.
Class A ordinary shares, par value $0.01 per share*	N/A	New York Stock Exchange, Inc.

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

264,998,965 Class A ordinary shares were outstanding as of December 31, 2022
317,325,360 Class B ordinary shares were outstanding as of December 31, 2022

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

FISCAL YEAR ENDED DECEMBER 31, 2022

Conventions that Apply to this Annual Report on Form 20-F

In this annual report, unless otherwise indicated:

•
“ADSs” refers to our American depositary shares, each of which represents forty-eight Class A ordinary shares and “ADRs” refers to the American depositary receipts that may evidence our ADSs;
•
“China” or “PRC” refers to the People’s Republic of China, and only in the context of describing specific laws and regulations adopted by the PRC and other legal or tax matters applicable only to mainland China, excludes Hong Kong, Macau and Taiwan;
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
•
“Fenghuang Ronghe” refers to Beijing Fenghuang Ronghe Investment Co., Ltd., a PRC domestic company and one of the VIEs;
•
“Fengyu Network” refers to Beijing Fengyu Network Technology Co., Ltd., a PRC domestic company and a subsidiary of Tianying Jiuzhou;
•
“Huanyou Tianxia” refers to Beijing Huanyou Tianxia Technology Co., Ltd., a PRC domestic company and an indirect subsidiary of Tianying Jiuzhou;
•
“ordinary shares” refer to our Class A ordinary shares and Class B ordinary shares, collectively;
•
“Phoenix TV” refers to Phoenix Media Investment (Holdings) Limited;
•
“Phoenix TV (BVI)” refers to Phoenix Satellite Television (B.V.I.) Holding Limited, a wholly owned direct subsidiary of Phoenix TV, which directly owned 54.5% of our share capital as of March 31, 2023;
•
“Phoenix TV Group” refers to Phoenix TV and its subsidiaries, not including our company;
•
“PRC subsidiaries” refer to Fenghuang On-line (Beijing) Information Technology Co., Ltd., Beijing Fenghuang Yutian Software Technology Co., Ltd., Fenghuang Feiyang (Beijing) New Media Information Technology Co., Ltd., Beijing Fenghuang Borui Software Technology Co., Ltd. and any other companies established in the PRC in which we hold direct or indirect certain equity interest and whose financial results are consolidated into our financial statements in accordance with U.S. GAAP; and unless otherwise specified herein, references to “PRC subsidiaries” in this annual report do not include the companies established in the PRC in which we do not hold directly or indirectly any equity interest but whose financial results are consolidated into our financial statements as variable interest entities in accordance with U.S. GAAP;
•
“RMB” or “Renminbi” refers to the legal currency of China; “$”, “dollars”, “US$” and “U.S. dollars” refer to the legal currency of the United States;
•
“Tianying Jiuzhou” refers to Beijing Tianying Jiuzhou Network Technology Co., Ltd., a PRC domestic company and one of the VIEs;
•
“VIEs” refer to Beijing Fenghuang Ronghe Investment Co., Ltd. and Beijing Tianying Jiuzhou Network Technology Co., Ltd., each of which is a PRC domestic company. Significant part of our operations in China are conducted by the VIEs, in which we do not own any equity interest, through contractual arrangements. We treat both of these two PRC domestic companies as variable interest entities and have consolidated their financial results in our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP;

•
“we”, “us”, “our company”, “our” and “Phoenix New Media” refer to Phoenix New Media Limited, a Cayman Islands company and its subsidiaries, and, in the context of describing our operations and consolidated financial information, its VIEs in China, including but not limited to Tianying Jiuzhou and Fenghuang Ronghe; and
•
“Yifeng Lianhe” refers to Yifeng Lianhe (Beijing) Technology Co., Ltd., a PRC domestic company wholly owned by Fenghuang Ronghe.

On May 23, 2022, we effected a change of the ratio of our ADSs to Class A ordinary shares from the then ADS ratio of one (1) ADS to eight (8) Class A ordinary shares to a new ADS ratio of one (1) ADS to forty-eight (48) Class A ordinary shares. Unless otherwise indicated, ADSs and per ADS amount in this annual report have been retroactively adjusted to reflect the change in ratio for all periods presented.

This annual report contains statistical data that we obtained from various government and private publications. We have not independently verified the data in these reports and database. Statistical data in these publications also include projections based on a number of assumptions. If any one of the assumptions underlying the statistical data turns out to be incorrect, actual results may differ from the projections based on these assumptions.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2020, 2021 and 2022, and as of December 31, 2021 and 2022.

Our ADSs are listed on the New York Stock Exchange under the symbol “FENG.”

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.8972 to US$1.00, the exchange rate in effect as of December 30, 2022 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our subsidiaries, the VIEs and their subsidiaries that are significant subsidiaries as defined in rule 1-02(w) of Regulation S-X:

PHOENIX NEW MEDIA LIMITED (Cayman Islands)
100%
PHOENIX NEW MEDIA (HONG KONG) COMPANY LIMITED (Hong Kong)
PHOENIX NEW MEDIA (HONG KONG) INFORMATION TECHNOLOGY COMPANY LIMITED (Hong Kong)
PHOENIX SATELLITE TELEVISION INFORMATION LIMITED (British Virgin Islands)
FREAD LIMITED (Cayman Islands)
I GAME (HONG KONG) COMPANY LIMITED (Hong Kong)
Outside China
Inside China
FENGHUANG FEIYANG (BEIJING) NEW MEDIA INFORMATION TECHNOLOGY CO., LTD.
BEIJING FENGHUANG BORUI SOFTWARE TECHNOLOGY CO., LTD.
FENGHUANG ON-LINE (BEIJING) INFORMATION TECHNOLOGY CO., LTD.
Haiyan Qiao
Ximin Gao
Xiaojia Wang
Ming Zou
51%
49%
TIANJIN FENGYING HONGDA CULTURE COMMUNICATION CO., LTD.
BEIJING FENGHUANG YUTIAN SOFTWARE TECHNOLOGY CO., LTD.
BEIJING TIANYING JIUZHOU NETWORK TECHNOLOGY CO., LTD.
BEIJING FENGHUANG RONGHE INVESTMENT CO., LTD.
50%
BEIJING FENGYU NETWORK TECHNOLOGY CO., LTD.
BEIJING TIANYING CHUANGZHI ADVERTISING CO., LTD.
BEIJING FENGHUANG TIANBO NETWORK TECHNOLOGY CO., LTD.
TIANJIN FENGHUANG MINGDAO CULTURE COMMUNICATION CO., LTD.
YIFENG LIANHE (BEIJING) TECHNOLOGY CO., LTD.
SHANGHAI FENGYU SHIXUN TECHNOLOGY CO., LTD.
BEIJING FENGYUE CULTURE TECHNOLOGY CO., LTD.
HAINAN LEFENG CULTURE COMMUNICATION CO., LTD.
Entity in which our investors hold their interest
Entities in which our operations are conducted
Contractual arrangements
Equity interest

Our Corporate Structure and Contractual Arrangements with the VIEs

Phoenix New Media Limited is not an operating company in China but a Cayman Islands holding company, which has no equity ownership in the VIEs, with operations primarily conducted by our PRC subsidiaries and through contractual arrangements with the VIEs based in China. Currently, VIEs are (i) Fenghuang Ronghe and (ii) Tianying Jiuzhou. Under the PRC laws and regulations, the operation and provision of internet information services to the public, value-added telecommunication-based online marketing, internet audio visual program services and internet culture operations (except for music) in the PRC is subject to foreign investment restrictions and license requirements. Therefore, we operate such businesses in China through the VIEs, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their respective shareholders to control the business operations of the VIEs. Revenue contributed by the VIEs and their subsidiaries accounted for 42.2%, 44.7% and 44.5% of our total revenues for the years ended December 31, 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company,” “our” and “Phoenix New Media” refer to Phoenix New Media Limited, a Cayman Islands company and its subsidiaries, and, in the context of describing its operations and consolidated financial information, its VIEs in China, including but not limited to Tianying Jiuzhou and Fenghuang Ronghe. Investors in our ADSs are not purchasing equity interest in our operating entities in China, but instead are purchasing an equity interest in Phoenix New Media Limited, a Cayman Islands holding company. The VIEs are consolidated with our results of operations for accounting purposes. However, we do not own equity interest in Fenghuang Ronghe or Tianying Jiuzhou.

Furthermore, Phoenix New Media Limited, as our holding company, does not conduct operating activities other than holding investment in certain of our equity investees.

Our PRC subsidiaries, the VIEs and their respective shareholders have entered into a series of contractual agreements, including loan agreements, equity pledge agreements, exclusive equity option agreements, exclusive technical consulting and service agreements, voting right entrustment agreements, and spousal consent letters. Terms contained in the contractual arrangements with each of the VIEs and their respective shareholders are substantially similar. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs.”

The contractual arrangements may not be as effective as ownership in providing us with control over the VIEs. If the VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties regarding the interpretation and enforcement of the relevant laws and regulations. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest. See “—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with the VIEs in China, and their shareholders, for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interest,” and “—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of the VIEs may have potential conflicts of interest with us.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. Investors may never directly hold equity interest in the VIEs. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties, forced to relinquish our interests in those operations or required to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs or deregistering the equity pledge of the VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIEs and thus have a material effect on our operations and result in the value of our ADSs diminishing substantially and our ADSs may become worthless. Our holding company, our PRC subsidiaries, the VIEs, and investors of our company face uncertainty regarding potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole.

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

We face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in China and the country’s complex and evolving laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of the VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange outside of China. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, see “—D. Risk Factors—Risks Related to Doing Business in China.” Furthermore, the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, may affect our ability to maintain our listing on the New York Stock Exchange, or NYSE. See “—D. Risks Factors—Risks Relating to Doing Business in China— If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.”

The Holding Foreign Companies Accountable Act

Pursuant to the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and the U.S. Public Company Accounting Oversight Board, or the PCAOB, has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, the SEC will identify us as a “covered issuer”, or SEC-identified issuer, shortly after we file with the SEC a report required under the Securities Exchange Act of 1934, or the Exchange Act (such as our annual report on Form 20-F) that includes an audit report issued by such accounting firm, and if we are so identified for two consecutive years, the SEC will prohibit our securities (including our shares or the ADSs) from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as an SEC-identified Issuer under the HFCA Act following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As such, we do not expect to be identified as an SEC-identified Issuer under the HFCA Act after we file this annual report on Form 20-F. However, the PCAOB may change its determination as to whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions, at any time. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we may be identified as an SEC-identified Issuer again. There can be no assurance that we will not be identified as an SEC-identified Issuer in the future, and if we are so identified for two consecutive years, our securities will become subject to the prohibition on trading under the HFCA Act. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiaries and the VIEs in China. Our business operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the VIEs have received all material permissions that are, or may be, required for our business operations in China, and no material permission has been denied from us by relevant authorities in China, except those as disclosed in “—D. Risk Factors—Risks Relating to Our Business and Industry—Our lack of an Internet audio-visual program transmission license has exposed, and may continue to expose, us to administrative sanctions, including the banning of our paid mobile video services and video advertising services, which would materially and adversely affect our business and results of operation,” “—D. Risk Factors—Risks Relating to Our Business and Industry—Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services or to cease the Internet access services provided by third parties to us. In 2022, approximately 87.1% of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties,” “—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain NRTA’s approval for introducing and broadcasting foreign television programs could have a material adverse effect on our ability to conduct our business,” “—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain certain permits for our advertising services that contain drug-related information would subject us to penalties,” and “—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain or maintain all applicable permits and approvals, or fail to comply with PRC regulations, relating to Internet publishing services, our ability to conduct our digital reading business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions.” Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future.

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

Phoenix New Media Limited transfers cash to our wholly-owned Hong Kong subsidiaries, by making capital contributions or providing loans, and our Hong Kong subsidiaries transfer cash to our PRC subsidiaries by making capital contributions or providing loans to them. Because Phoenix New Media Limited and our subsidiaries have the power to direct the activities that most significantly impact the economic performance of the VIEs and provide them with economic benefits of the VIEs through contractual arrangements, they are not able to make direct capital contribution to the VIEs and their subsidiaries. However, they may transfer cash to the VIEs by loans or by making payment to the VIEs for inter-group transactions.

In 2020, Phoenix New Media Limited, through our Hong Kong subsidiaries, provided capital contribution of RMB78.4 million to our PRC subsidiaries. Subsequently there was no additional capital contribution or loan investment from Phoenix New Media Limited to our PRC subsidiaries. In 2021, the primary beneficiary of the VIEs withdrew RMB9.6 million of investment in the VIEs during the contractual reorganization incurred in 2021, under which Fenghuang On-line terminated the contractual agreements with Yifeng Lianhe and then entered into a series of new contractual arrangements with Fenghuang Ronghe. In 2022, Qieyiyou (Beijing) Information Technology Co., Ltd., or Qieyiyou, terminated the contractual agreements with Beijing Chenhuan Technology Co., Ltd., or Chenhuan.

Our subsidiaries repaid RMB72.3 million, RMB39.2 million of debt financing they received in 2019 to Phoenix New Media Limited for the years ended December 31, 2020 and 2021, respectively, and received RMB0.06 million (US$0.01 million) of debt financing from Phoenix New Media Limited in 2022. The VIEs repaid RMB225.5 million, RMB33.4 million and RMB77.6 million (US$11.3 million) of debt financing they received in 2019 to our subsidiaries for the years ended December 31, 2020, 2021 and 2022, respectively.

For the years ended December 31, 2020, 2021 and 2022, no dividends or distributions were made to Phoenix New Media Limited by our subsidiaries. Under PRC laws and regulations, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the VIEs, totaling RMB636.5 million, RMB646.3 million and RMB409.3 million (US$59.3 million) as of December 31, 2020, 2021 and 2022, respectively. Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China—We rely on dividends and other distributions on equity from our PRC subsidiaries to fund any cash and financing requirements we have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.” We do not have a cash management policy to dictate how funds are transferred between the VIEs and our subsidiaries.

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

For the years ended December 31, 2020, 2021 and 2022, no assets other than cash were transferred through our organization.

Taxation on Dividends or Distributions

Phoenix New Media Limited’s source of dividend partly comes from dividends paid by our PRC subsidiaries, including the primary beneficiary of the VIEs, which in part depends on payments received from the VIEs under the contractual arrangements with the VIEs. None of our subsidiaries has declared or paid any dividend or distribution to Phoenix New Media Limited. Phoenix New Media Limited does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and we currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. The undistributed earnings that are subject to dividend tax are expected to be indefinitely reinvested for the foreseeable future.

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

Selected Condensed Consolidated Statements of Operations Data

	For the Year Ended December 31, 2022
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)

Inter-company revenues (1) (4)	—	6,862	8,199	26,392	(41,453)	—
Third-party revenues	—	435,987	(8)	349,728	—	785,707
Inter-company cost of revenues (1) (4)	—	(26,368)	—	(13,714)	40,082	—
Third-party cost of revenues	—	(243,133)	(55,817)	(249,555)	—	(548,505)
Gross profit	—	173,348	(47,626)	112,851	(1,371)	237,202
Total operating expenses	(16,945)	(141,735)	(108,785)	(171,803)	10,631	(428,637)
(Loss)/income from operations	(16,945)	31,613	(156,411)	(58,952)	9,260	(191,435)
Income from non-operations*	(33,291)	22,123	7,717	8,033	(9,260)	(4,678)
Share of (loss)/income from the subsidiaries (2)	(123,773)	(178,684)	21,380	—	281,077	—
Loss from the VIEs (2)	—	—	(30,712)	—	30,712	—
Loss before tax*	(174,009)	(124,948)	(158,026)	(50,919)	311,789	(196,113)
Income tax benefit/(expense)*	64,357	(1,706)	722	7,021	—	70,394
Net loss	(109,652)	(126,654)	(157,304)	(43,898)	311,789	(125,719)
Net loss attributable to noncontrolling interests	—	2,881	—	13,186	—	16,067
Net loss attributable to Phoenix New Media Limited	(109,652)	(123,773)	(157,304)	(30,712)	311,789	(109,652)

	For the Year Ended December 31, 2021
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)

Inter-company revenues (1) (4)	—	6,769	36,020	27,038	(69,827)	—
Third-party revenues	—	570,038	8	460,285	—	1,030,331
Inter-company cost of revenues (1) (4)	—	(48,736)	—	(19,845)	68,581	—
Third-party cost of revenues	—	(299,015)	(58,723)	(239,659)	—	(597,397)
Gross profit	—	229,056	(22,695)	227,819	(1,246)	432,934
Total operating expenses	(16,556)	(228,824)	(122,595)	(402,300)	1,246	(769,029)
(Loss)/income from operations	(16,556)	232	(145,290)	(174,481)	—	(336,095)
Income from non-operations	10,930	42,265	2,955	27,460	—	83,610
Share of (loss)/income from the subsidiaries (2)	(200,075)	(228,466)	1,038	—	427,503	—
Loss from the VIEs (2)	—	—	(86,131)	—	86,131	—
Loss before tax	(205,701)	(185,969)	(227,428)	(147,021)	513,634	(252,485)
Income tax expense	—	(14,028)	—	(6,553)	—	(20,581)
Net loss	(205,701)	(199,997)	(227,428)	(153,574)	513,634	(273,066)
Net (income)/loss attributable to noncontrolling interests	—	(78)	—	67,443	—	67,365
Net loss attributable to Phoenix New Media Limited	(205,701)	(200,075)	(227,428)	(86,131)	513,634	(205,701)

	For the Year Ended December 31, 2020
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)

Inter-company revenues (1) (4)	—	18,751	74,270	11,038	(104,059)	—
Third-party revenues	—	698,469	—	510,376	—	1,208,845
Inter-company cost of revenues (1) (4)	—	(82,736)	—	(19,583)	102,319	—
Third-party cost of revenues	—	(296,659)	(22,551)	(240,076)	—	(559,286)
Gross profit	—	337,825	51,719	261,755	(1,740)	649,559
Total operating expenses	(39,303)	(289,678)	(125,961)	(298,933)	1,740	(752,135)
(Loss)/income from operations	(39,303)	48,147	(74,242)	(37,178)	—	(102,576)
Income/(loss) from non-operations*	594,014	26,898	34,317	(9,425)	—	645,804
Share of (loss)/income from the subsidiaries (2)	(40,129)	(104,860)	9,465	—	135,524	—
Loss from the VIEs (2)	—	—	(64,935)	—	64,935	—
Income/(loss) before tax from continuing operations*	514,582	(29,815)	(95,395)	(46,603)	200,459	543,228
Income tax expense*	(96,606)	(12,746)	—	(6,231)	—	(115,583)
Net income/(loss) from continuing operations	417,976	(42,561)	(95,395)	(52,834)	200,459	427,645
Net loss from discontinued operations, net of income taxes						(62,366)
Net income/(loss)	417,976	(42,561)	(95,395)	(52,834)	200,459	365,279
Net loss/(income) from continuing operations attributable to noncontrolling interests	—	2,432	—	(12,101)	—	(9,669)
Net loss from discontinued operations attributable to noncontrolling interests						24,759
Net loss/(income) attributable to noncontrolling interests	—	2,432	—	(12,101)	—	15,090
Net income/(loss) from continuing operations attributable to Phoenix New Media Limited	417,976	(40,129)	(95,395)	(64,935)	200,459	417,976
Net loss from discontinued operations attributable to Phoenix New Media Limited						(37,607)
Net income/(loss) attributable to Phoenix New Media Limited	417,976	(40,129)	(95,395)	(64,935)	200,459	380,369

Note:

* The previously reported gain on disposal of available-for-sale debt investments of RMB477.3 million for the year ended December 31, 2020 was presented net of accrued PRC withholding tax of RMB96.6 million. After further assessment, we reached the conclusion that the gain on disposal of available-for-sale debt investments should be presented at the gross amount of RMB573.9 million with the accrued PRC withholding tax presented as part of the income tax expense, and therefore, the gain on disposal of available-for-sale debt investments, income before tax from continuing operations and the income tax expense for Phoenix New Media and consolidated totals for the year ended December 31, 2020 have been restated. Refer to Note 2(b) of the accompanying consolidated financial statements for further information. The previously reported gain on disposal of available-for-sale debt investments of RMB64.4 million for the year ended December 31, 2022 in our press release dated March 14, 2023 (Beijing, China time) reporting the unaudited consolidated financial results for the fourth quarter and fiscal year ended December 31, 2022 has been revised to nil with the tax benefit of RMB64.4 million presented as part of the income tax benefit. The gain on disposal of available-for-sale debt investments for the year ended December 31, 2019 should also be presented at the gross amount of RMB1,143.8 million with the accrued PRC withholding tax of RMB142.6 million presented as part of the income tax expense.

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2022
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
ASSETS
Cash and cash equivalents	10,552	47,310	4,494	33,626	—	95,982
Term deposits and short-term investments	2,503	918,464	114,381	14,207	—	1,049,555
Restricted cash	—	—	—	9,055	—	9,055
Accounts receivable, net	—	253,043	—	175,544	—	428,587
Amounts due from related parties	—	11,989	1	34,225	—	46,215
Amount due from inter-company entities (3)	888,083	565,788	715,223	124,932	(2,294,026)	—
Property and equipment, net	—	4,652	5,812	2,627	—	13,091
Intangible assets, net	—	2,158	3,482	23,486	—	29,126
Available-for-sale debt investments	304	—	—	—	—	304
Investment in the subsidiaries (2)	641,218	294,631	376,336	—	(1,312,185)	—
Contractual interests in the VIEs (2)	—	—	(319,535)	—	319,535	—
Equity investments, net	—	13,000	—	101,389	—	114,389
Deferred income tax assets, net	—	42,291	—	46,769	—	89,060
Operating lease right-of-use assets, net	—	50,092	7,165	46,294	—	103,551
Prepayment and other assets	3,798	13,339	10,243	24,529	—	51,909
Total assets	1,546,458	2,216,757	917,602	636,683	(3,286,676)	2,030,824
LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
Liabilities
Accounts payable	—	115,646	3,947	57,363	—	176,956
Taxes payable	—	111,019	(9,849)	82,355	—	183,525
Amount due to inter-company entities (3)	223,087	1,187,210	232,931	650,800	(2,294,028)	—
Accrued expenses and other liabilities	3,926	156,610	24,608	219,976	—	405,120
Total liabilities	227,013	1,570,485	251,637	1,010,494	(2,294,028)	765,601
Total Phoenix New Media Limited shareholders' equity/(deficit)	1,319,445	646,218	665,965	(319,535)	(992,648)	1,319,445
Non-controlling interests	—	54	—	(54,276)	—	(54,222)
Total shareholders' equity/(deficit) (2)	1,319,445	646,272	665,965	(373,811)	(992,648)	1,265,223
Total liabilities and shareholders’ equity/(deficit)	1,546,458	2,216,757	917,602	636,683	(3,286,676)	2,030,824

	As of December 31, 2021
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
ASSETS
Cash and cash equivalents	34,027	105,722	7,375	41,856	—	188,980
Term deposits and short-term investments	—	695,446	487,410	126,172	—	1,309,028
Restricted cash	—	—	—	15,618	—	15,618
Accounts receivable, net	—	278,487	9	178,439	—	456,935
Amounts due from related parties	—	15,325	1	41,753	—	57,079
Amount due from inter-company entities (3)	835,428	251,169	333,844	104,215	(1,524,656)	—
Property and equipment, net	—	10,977	14,037	4,037	—	29,051
Intangible assets, net	—	—	2,827	19,668	—	22,495
Available-for-sale debt investments	29,401	—	—	—	—	29,401
Investment in the subsidiaries (2)	794,149	467,840	354,955	—	(1,616,944)	—
Contractual interests in the VIEs (2)	—	—	(289,492)	—	289,492	—
Equity investments, net	—	13,000	—	98,128	—	111,128
Deferred income tax assets, net	—	43,997	—	48,192	—	92,189
Operating lease right-of-use assets, net	—	19,370	3,471	18,520	—	41,361
Prepayment and other assets	1,117	13,964	13,702	23,798	—	52,581
Total assets	1,694,122	1,915,297	928,139	720,396	(2,852,108)	2,405,846
LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
Liabilities
Accounts payable	—	151,598	1,889	63,685	—	217,172
Taxes payable	220,794	109,543	(5,773)	88,212	—	412,776
Amount due to inter-company entities (3)	44,244	726,569	80,597	673,246	(1,524,656)	—
Accrued expenses and other liabilities	1,701	125,578	33,631	225,833	—	386,743
Total liabilities	266,739	1,113,288	110,344	1,050,976	(1,524,656)	1,016,691
Total Phoenix New Media Limited shareholders' equity/(deficit)	1,427,383	799,149	817,795	(289,492)	(1,327,452)	1,427,383
Non-controlling interests	—	2,860	—	(41,088)	—	(38,228)
Total shareholders' equity/(deficit) (2)	1,427,383	802,009	817,795	(330,580)	(1,327,452)	1,389,155
Total liabilities and shareholders’ equity/(deficit)	1,694,122	1,915,297	928,139	720,396	(2,852,108)	2,405,846

Selected Condensed Consolidated Cash Flows Data

	For the Year Ended December 31, 2022
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
Net cash (used in)/provided by transactions with inter-company entities	—	(73,131)	27,363	45,768	—	—
Net cash used in transactions with third parties	(20,974)	(76,278)	(153,051)	(62,108)	—	(312,411)
Net cash used in operating activities	(20,974)	(149,409)	(125,688)	(16,340)	—	(312,411)
Loans paid to inter-company entities (3)	—	(133,771)	(381,921)	(77,751)	593,443	—
Other investing activities	(2,437)	(219,029)	371,017	79,148	—	228,699
Net cash (used in)/provided by investing activities	(2,437)	(352,800)	(10,904)	1,397	593,443	228,699
(Repayment of)/proceeds from loans from inter-company entities (3)	(64)	459,672	133,712	123	(593,443)	—
Other financing activities	—	—	—	—	—	—
Net cash (used in)/provided by financing activities	(64)	459,672	133,712	123	(593,443)	—

	For the Year Ended December 31, 2021
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
Net cash (used in)/provided by transactions with inter-company entities	—	(80,713)	125,241	(44,528)	—	—
Net cash (used in)/provided by transactions with third parties	(34,801)	132,082	(164,863)	(75,240)	—	(142,822)
Net cash (used in)/provided by operating activities	(34,801)	51,369	(39,622)	(119,768)	—	(142,822)
Investment in inter-company entities (5)	—	—	(400)	—	400	—
Repatriation of capital to facilitate the reorganization (5)	—	—	10,000	—	(10,000)	—
Loans (paid to)/collected from inter-company entities (3)	—	(20,701)	42,414	(12,523)	(9,190)	—
Other investing activities	—	(95,358)	(40,329)	93,034	—	(42,653)
Net cash (used in)/provided by investing activities	—	(116,059)	11,685	80,511	(18,790)	(42,653)
Investments from inter-company entities (5)	—	—	—	400	(400)	—
Repatriation of capital to facilitate the reorganization (5)	—	—	—	(10,000)	10,000	—
Proceeds from/(repayment of) loans from inter-company entities (3)	39,171	11,958	(39,429)	(20,890)	9,190	—
Other financing activities	4,725	—	(8,025)	(240)	—	(3,540)
Net cash provided by/(used in) financing activities	43,896	11,958	(47,454)	(30,730)	18,790	(3,540)

	For the Year Ended December 31, 2020
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
Net cash (used in)/provided by transactions with inter-company entities	—	(190,695)	135,293	55,402	—	—
Net cash (used in)/provided by transactions with third parties	(44,706)	109,288	(84,708)	(83,169)	—	(103,295)
Net cash (used in)/provided by continuing operating activities	(44,706)	(81,407)	50,585	(27,767)	—	(103,295)
Net cash provided by discontinued operating activities						186
Net cash (used in)/provided by operating activities	(44,706)	(81,407)	50,585	(27,767)	—	(103,109)
Investment in inter-company entities (2)	—	(78,434)	—	—	78,434	—
Loans collected from/(paid to) inter-company entities (3)	—	208,888	258,649	155,085	(622,622)	—
Other investing activities	627,070	13,737	(37,142)	(123,199)	—	480,466
Net cash provided by continuing investing activities	627,070	144,191	221,507	31,886	(544,188)	480,466
Net cash provided by discontinued investing activities						265,753
Net cash provided by investing activities	627,070	144,191	221,507	31,886	(544,188)	746,219
Investments from inter-company entities (2)	—	—	78,434	—	(78,434)	—
Proceeds from/(repayments of) loan from inter-company entities (3)	72,262	(45,063)	(269,261)	(380,560)	622,622	—
Other financing activities	(637,375)	1,217	(7,869)	4,365	—	(639,662)
Net cash used in continuing financing activities	(565,113)	(43,846)	(198,696)	(376,195)	544,187	(639,662)
Net cash used in discontinued financing activities						—
Net cash used in financing activities	(565,113)	(43,846)	(198,696)	(376,195)	544,187	(639,662)

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
(4)
For the years ended December 31, 2020, 2021 and 2022, the VIEs have incurred RMB17.4 million, RMB16.8 million and RMB13.5 million (US$2.0 million), respectively, in fees related to technical services provided to the subsidiaries and subsidiaries concurrently recognized same amounts as revenues.
(5)
In March 2021, shareholders of Yifeng Lianhe transferred all of their equity interest in Yifeng Lianhe to Fenghuang Ronghe, and Yifeng Lianhe became a wholly owned subsidiary of Fenghuang Ronghe. Fenghuang On-line terminated the contractual agreements with Yifeng Lianhe and then entered into a series of new contractual arrangements with Fenghuang Ronghe. The contractual arrangements with Fenghuang Ronghe and their respective shareholders allow us to have the power to direct the activities that most significantly impact the economic performance of Fenghuang Ronghe and its subsidiary, Yifeng Lianhe, and to derive substantially all of the economic benefits from them. During the reorganization, Fenghuang On-line withdrew RMB10.0 million of investment in Yifeng Lianhe and invested RMB0.4 million in Fenghuang Ronghe through contractual agreements. In 2022, Qieyiyou terminated the contractual agreements with Chenhuan.

A. [Reserved]

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

Risks Relating to Our Business and Industry

Risks and uncertainties relating to our business and industry include, but are not limited to, the following:

•
Due to the rapidly evolving market in which we operate, our historical results may not be indicative of our future performance and there can be no assurance that we will be able to meet internal or external expectations of future performance. (Page 16)
•
We expect to continue to rely on advertising to drive a significant portion of our future revenues, and if we fail to retain existing advertisers or attract new advertisers for our advertising services, our business, operating results and growth prospects could be materially affected. (Page 16)
•
We may not be successful in growing our mobile Internet related business and our revenue growth could be negatively impacted. (Page 17)
•
We rely in part on application marketplaces, Internet search engines, navigation sites, web browsers, pre-installations on handsets and other social media platforms to drive traffic to our PC websites, mobile applications, mobile websites and third-party platform accounts, and if we fail to appear near the top of such search results or rankings or to retain partnership with certain handset manufacturers, traffic to our PC websites, mobile applications, mobile websites and third-party platform accounts could decline and our business and operating results could be adversely affected. (Page 17)
•
If we are unable to successfully expand our mobile strategy and increase our mobile advertising revenues, our business, operating results and growth prospects could be materially affected. (Page 18)

•
Newsfeed advertising is an important mobile advertising format in China. If we are unable to successfully develop our newsfeed advertising solution and adapt to new changes in advertising formats and trends, our mobile advertising revenues may be materially and adversely affected. (Page 18)
•
Any failure to retain large advertising agencies or attract new agencies on reasonable terms could materially and adversely affect our business. If advertising agencies demand higher service fees, our gross margin may be negatively affected. (Page 18)
•
If we fail to continue to anticipate user preferences and provide high quality content that attracts and retains users, or if we have to cease providing certain content in order to comply with changing regulatory requirements, we may not be able to generate sufficient user traffic to remain competitive. (Page 19)
•
If we have to limit or suspend our services in order to comply with changing and increasingly stringent regulatory requirements, our business, financial condition and results of operation may be materially adversely affected. (Page 19)
•
If we fail to successfully develop and introduce new products and services to meet the preferences of users, our competitive position and ability to generate revenues could be harmed. (Page 19)

Risks Relating to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

•
Phoenix TV (BVI) owns our Class B ordinary shares with 1.3 votes per share, allowing it and Phoenix TV to exercise control over matters subject to shareholder approval, and their interests may not be aligned with the interests of our other shareholders. (Page 39)
•
We may have conflicts of interest with Phoenix TV and, because of Phoenix TV’s controlling beneficial ownership interest in our company, may not be able to resolve such conflicts on terms favorable for us. (Page 39)
•
If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in Internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we would be subject to severe penalties or be forced to relinquish our interests in those operations. (Page 39)
•
We rely on contractual arrangements with the VIEs in China, and their shareholders, for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interest. (Page 40)
•
The shareholders of the VIEs may have potential conflicts of interest with us. (Page 41)
•
The contractual arrangements with the VIEs may be subject to scrutiny by the PRC tax authorities and may result in a finding that we owe additional taxes or are ineligible for tax exemption, or both, which could substantially increase our taxes owed and thereby reduce our net income. (Page 41)
•
We rely on dividends and other distributions on equity from our PRC subsidiaries to fund any cash and financing requirements we have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business. (Page 41)
•
Strengthened scrutiny over acquisition and disposition transactions by the PRC tax authorities may have a negative impact on us or your disposition of our shares or ADS. (Page 42)

Risks Relating to Doing Business in China

We are subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

•
Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and materially and adversely affect our competitive position. (Page 43)
•
Uncertainties with respect to the PRC legal system could limit the protections available to you and us. (Page 44)
•
Fluctuations in exchange rates of the Renminbi could materially affect our reported operating results. (Page 44)

•
The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors, executive officers or the expert named in this annual report may be limited and therefore you may not be afforded the same protection as provided to investors in U.S. domestic companies. (Page 44)
•
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China, based on United States or other foreign laws, against us, our directors, executive officers or the experts named in this annual report and therefore you may not be able to enjoy the protection of such laws in an effective manner. (Page 45)
•
PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the net proceeds from any offshore financing that we may undertake in the future to make loans or additional capital contributions to our PRC subsidiaries and the VIEs. (Page 45)
•
If the PRC government finds that our PRC beneficial owners are subject to the SAFE registration requirement under SAFE Circular 37 and the relevant implementing rules and our PRC beneficial owners fail to comply with such registration requirements, such PRC beneficial owners may be subject to personal liability, our ability to acquire PRC companies or to inject capital into our PRC subsidiaries may be limited, our PRC subsidiaries’ ability to distribute profits to us may be limited, or our business may be otherwise materially and adversely affected. (Page 46)
•
Failure to comply with PRC regulations regarding the registration requirements for stock incentive plans may subject the plan participants or us to fines and other legal or administrative sanctions. (Page 47)
•
The approval, filing or other requirements of the CSRC, CAC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas. Our failure to obtain these approvals, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs. (Page 47)
•
The approval of MOFCOM may be required in connection with the establishment of our contractual arrangements with the VIEs. Our failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs. (Page 49)
•
Governmental control of currency conversion may affect the value of your investment. (Page 49)
•
Dividends we receive from our PRC subsidiaries located in the PRC may be subject to PRC withholding tax. (Page 49)
•
We may be deemed a PRC resident enterprise under the CIT Law and be subject to the PRC taxation on our worldwide income. (Page 49)
•
Dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws. (Page 50)
•
We may be required to register our operating offices not located at our residence addresses as branch companies under PRC law. (Page 50)
•
We could be adversely affected by political tensions between the United States and China. (Page 50)
•
The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. (Page 51)
•
If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment. (Page 51)
•
Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act. (Page 52)
•
Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations. (Page 52)

Risks Relating to Our ADSs

Risks relating to our ADSs include, but not limited to, the following:

•
The market price for our ADSs may be volatile which could result in a loss to you. (Page 53)

•
Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline. (Page 53)
•
Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. (Page 54)

Risks Relating to Our Business and Industry

Due to the rapidly evolving market in which we operate, our historical results may not be indicative of our future performance and there can be no assurance that we will be able to meet internal or external expectations of future performance.

The Internet industry is rapidly evolving and new products, new business models and new players emerge on a regular basis, and we may not be able to achieve results or growth in future periods as we expected. Due to the rapidly evolving market in which we operate, our historical year-over-year and quarter-over-quarter trends may not provide an accurate or reliable indication of our future performance. For certain lines of our business, we have experienced growth trends in the past and for other lines of our business, we have experienced declining trends. Our ability to achieve profitability depends on, among other factors, the growth of the Internet advertising market and mobile Internet services industry in China, our ability to maintain cooperative relationships with Phoenix TV and mobile operators, our ability to control our costs and expenses and the continued relevance and usage of our various paid services. We may not be able to achieve or sustain profitability on a quarterly or annual basis. Accordingly, our historical performance may not be indicative of our future performance. In addition, our online advertising business may suffer from price competition from other online advertising companies. We may have to reduce our profit margins or operate at a loss in order to adequately fund critical innovations that we believe will create value for our company and strengthen our market position over the long term. In the past our operating results have failed to meet expectations of industry analysts and investors, and our future operating results may also fail to meet such expectations. There can be no assurance that we will be able to meet internal or external expectations of future performance, and our share price may decline as a result of any failure to meet such expectations.

We expect to continue to rely on advertising to drive a significant portion of our future revenues, and if we fail to retain existing advertisers or attract new advertisers for our advertising services, our business, operating results and growth prospects could be materially affected.

In 2020, 2021 and 2022, we generated 92.1%, 90.3% and 88.7% of our total revenues from advertising services, respectively. Going forward, we expect our net advertising revenues to continue to contribute the majority of our total revenues. Our ability to generate and maintain substantial advertising revenues will depend on a number of factors, many of which are ultimately beyond our control, including but not limited to:

•
the acceptance of online (including mobile and PC-based) advertising as an effective way for advertisers to market their businesses;
•
the maintenance and enhancement of our brand;
•
the maintenance and development of advertising technology, such as the maintenance of advertising data base and advertising placement platform, and the ability to prevent computer virus attack;
•
the maintenance and development of our programmatic advertising platforms. We launched our self-developed demand-side platform, or DSP, Fengyu (“凤羽”) in 2017. In addition, we launched Fengyi (“凤翼”) in 2018, another customizable marketing solution, catering to premium advertising demands to help our brand advertising clients track and improve the performance of their applications. Besides, we also launched Fengfei (“凤飞”), an advertising platform enables mobile application developers with less traffic to access our commercial resources, advertising data, and service capabilities through a set of advertising monetization solutions. The global macroeconomic uncertainties, more stringent local regulations on advertisements and more intense competition may slowdown the growth of our programmatic advertising platforms. Our ability to maintain and upgrade Fengyu, Fengyi, Fengfei and their related platforms, such as data management platform and advertisement exchange platform, is crucial to our advertising services and we cannot assure you that such revenue generated from our programmatic advertising platforms will not decline in the future;
•
the development of independent and reliable means of measuring online traffic and verifying the effectiveness of our online advertising services;
•
the development and retention of a large user base with attractive demographics for advertisers; and
•
our ability to have continued success with innovative advertising services.

Our advertisers may choose to reduce or discontinue their business with us if they believe their advertising spending has not generated or would not generate enough sales to end customers or has not improved or would not effectively improve their brand recognition. In addition, certain technologies could potentially be developed and applied to block the display of our online advertisements and other marketing products on PC websites, mobile applications, mobile websites and third-party platform accounts, which may in turn cause us to lose advertisers and adversely affect our operating results. Moreover, changes in government policies could restrict or curtail our online advertising services. Furthermore, the outbreak of a novel strain of coronavirus or COVID-19, and the various temporary measures introduced by the central and local governments in China to contain COVID-19 outbreak have had, and may continue to have, a negative impact on our advertising business as our clients in China may be forced to reevaluate their marketing strategies and budgets. Failure to retain our existing advertisers or attract new advertisers for our advertising services could seriously harm our business, operating results and growth prospects.

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

We rely on application marketplaces, such as Apple’s iOS App Store, and other handset manufactures’ Android App Store, to drive downloads of mobile applications of our products, including ifeng News, ifeng Video and our digital reading applications. In the future, iOS App Store, Android stores or other operators of application marketplaces may make changes to their marketplaces, which could hinder or impede access to our products and services. We also depend in part on Internet search engines, navigation sites and web browsers, such as Baidu, Sougou, Hao123, Hao360, UC Browser, 360 Browser and Cheetah Browser, to drive traffic to our PC websites and referrals to our mobile applications, mobile websites and third-party platform accounts. For example, when a user types an inquiry into a search engine, we rely on a high organic search result ranking of our webpages in these search results to refer users to our websites. However, our ability to maintain high organic search result rankings is not totally within our control. Our competitors’ search engine optimization, or SEO, efforts may result in their websites receiving a higher search result page ranking than ours, or Internet search engines could revise their methodologies in a way that would adversely affect our search result rankings. If Internet search engines modify their search algorithms or other methodologies in ways that are detrimental to us, or if our competitors’ SEO efforts are more successful than ours, the growth in our user base could be adversely affected. In addition, navigation websites or web browsers might reduce the recommendation of our products for various reasons from time to time. We may also rely on pre-installations on handsets to increase traffic to our mobile applications. By partnering with mobile handset manufacturers, we can have our mobile applications exposed directly to our users without downloading from application stores once they buy certain handsets. In this way, users are more inclined to use our mobile applications for convenience reasons. In addition, we rely on other social media platforms, such as Weixin, Weibo, Douyin and Kuaishou, to generate effective traffic and active interactions among users. If any of these social media platforms stops offering its service to us, we may not be able to locate alternative platforms of similar scale to provide similar services in a timely manner. Any reduction in the number of users directed to our PC websites, mobile applications, mobile websites and third-party platform accounts through application marketplaces, Internet search engines, navigation sites, web browsers, pre-installations and other social media platforms could harm our business and operating results.

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

Approximately 64.6%, 52.9% and 54.9% of our net advertising revenues in China were derived from advertising agencies in 2020, 2021 and 2022, respectively. We primarily serve our advertisers through advertising agencies and rely on these agencies for sourcing our advertisers and collecting advertising revenue. In consideration for these agencies’ services, the agencies earn advertising agency service fees, which are deducted from our gross advertising revenues. While advertising agencies in China commonly increase their agency service fees on a sliding scale basis along with increased volume of business, if our agency service fees increase at a materially disproportional rate relative to our gross advertising revenues, our operating results may be negatively affected. We do not have long-term or exclusive arrangements with these agencies, and we cannot assure you that we will continue to maintain favorable relationships with them. If we fail to maintain favorable relationships with large advertising agencies or attract additional agencies, we may not be able to retain existing advertisers or attract new advertisers and our business and operating results could be materially and adversely affected.

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

To grow our business, we intend to continue to explore new business opportunities in addition to our core media content business. For example, we launched our e-commerce business in 2020 to leverage our user base. If we experience initial success with the new business, we may decide to invest certain amounts of capital to grow the business. We cannot assure you that our new business initiatives will be successful. We may make significant capital expenditures to develop new businesses, and our management’s attention may be diverted. We may also incur significant cost to comply with the laws and regulations that apply to such new businesses. Any failure of our efforts to pursue new business opportunities could have a material adverse effect on our business, prospects, financial condition and results of operations.

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

Phoenix TV is a leading global Chinese language TV network broadcasting premium content globally and into China. In November 2009, our PRC subsidiary, Fenghuang On-line, entered into a cooperation agreement with Phoenix TV, or the Phoenix TV Cooperation Agreement, under which Fenghuang On-line and Phoenix TV agreed to certain cooperative arrangements in the areas of content, branding, promotion and technology. Pursuant to the Phoenix TV Cooperation Agreement, in November 2009 each of Tianying Jiuzhou and Yifeng Lianhe entered into a program content license agreement, or Content License Agreement, with Phoenix Satellite Television Company Limited, a subsidiary of Phoenix TV, and a trademark license agreement, or Old Trademark License Agreement, with Phoenix Satellite Television Trademark Limited. Since the execution of these agreements in 2009, we and Phoenix TV Group have amended and renewed the agreements on several occasions. As of March 31, 2023, the trademark license agreements in effect are those that Phoenix Satellite Television Trademark Limited renewed with each of Tianying Jiuzhou and Yifeng Lianhe in December 2020, or the New Trademark License Agreements, to grant Tianying Jiuzhou and Yifeng Lianhe the right to use the trademarks and to grant Tianying Jiuzhou the right to sublicense certain trademarks to agents that operate local websites of our Company, which has a term of three years. The effective Program License Agreement is a new program resource license and cooperation agreement between Tianying Jiuzhou and Phoenix Satellite Television Holdings Limited dated August 24, 2021, or the 2021 Program Resource License and Cooperation Agreement, which has a term of three years. According to the 2021 Program Resource License and Cooperation Agreement, Phoenix Satellite Television Company Limited grants Tianying Jiuzhou exclusive right to broadcast copyrighted video content and the audio content derived from three television channels of Phoenix TV Group on the internet in Mainland China with such content also broadcasted on the three television channels of Phoenix TV Group. Phoenix TV also grants the Tianying Jiuzhou the right to sublicense such contents. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements and Transactions with Phoenix TV and Certain of its Subsidiaries” for more information about the terms of these agreements.

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

In addition, Tianying Jiuzhou and Yifeng Lianhe are able to use certain of Phoenix TV Group’s logos pursuant to the Old Trademark License Agreement and the New Trademark License Agreements. We believe that our use of these logos helps to affiliate us with the brand of Phoenix TV Group, which helps to enhance our own brand. The New Trademark License Agreements extended the license term and covered additional trademarks registered in various classes containing the double-phoenix logo together with the Chinese or English words of “Phoenix New Media” or “ifeng” and other variations, while retained the clause of the annual license fee payable to Phoenix TV Group from a total of US$10,000 to the greater of 2% of the annual revenues of Tianying Jiuzhou or Yifeng Lianhe (as the case may be) or US$100,000 for each company. Tianying Jiuzhou and Yifeng Lianhe had total annual revenues of RMB188.7 million (US$29.6 million) in 2022 in accordance with U.S. GAAP, which meant that the annual license fee payable to Phoenix TV Group was RMB3.8 million (US$0.5 million) in 2022. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements and Transactions with Phoenix TV and Certain of its Subsidiaries” for more information about the terms of the New Trademark License Agreements.

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

The PC and mobile Internet industries have been experiencing rapid technological changes with the increasing popularity of UGC and we-media content in pictorial, audio-rich and video-rich, and AI-augmented formats. Broadband accessibility has led to a demand for newer services such as video streaming, mobile digital reading services, and AI-powered chatbots and tools. In addition, the LTE 5G rollout and AI generated content advancements are expected to significantly impact the industry and further change the way that users access and consume contents. If we are unable to upgrade our product and the services we provide to adapt to these technologies and the changes in user behavior that come with it, we could lose users and our operating results may suffer. Our future success will depend on our ability to anticipate, adapt and support new technologies and industry standards. If we fail to anticipate and adapt to these and other technological changes, our market share and our profitability could suffer.

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

Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services or to cease the Internet access services provided by third parties to us. In 2022, approximately 87.1% of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties.

We are required to obtain an Internet news license from CAC for the dissemination of news through our PC websites, mobile applications, mobile websites and third-party platform accounts. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Internet News Dissemination.” Tianying Jiuzhou submitted an application to the CAC to apply for the Internet news license when the relevant regulation came into effect and we have been trying our best to obtain the license. However, as of the date of this annual report, the CAC has not issued an Internet news license to Tianying Jiuzhou. Based on the opinion of our PRC counsel, Zhong Lun Law Firm, as a result of Tianying Jiuzhou’s lack of an Internet news license, the CAC or applicable cyberspace administrator at the provincial level may order us to cease our Internet information services or to cease the Internet access services provided by third parties to us and impose a fine on us of not more than RMB30,000. In 2022, approximately 87.1% of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties; and therefore if we are ordered to cease such services, our business, financial condition and results of operation will be materially and adversely affected.

Failure to obtain NRTA’s approval for introducing and broadcasting foreign television programs could have a material adverse effect on our ability to conduct our business.

Some of the video contents on our PC websites, mobile applications, mobile websites and third-party platform accounts are foreign content. PRC law requires approval from NRTA for introducing and broadcasting foreign television programs into China. In September 2004, SARFT promulgated certain regulations of the Administrative Regulations on the Introduction and Broadcasting of Foreign Television Programs, pursuant to which only organizations designated by SAPPRFT are qualified to apply to SAPPRFT or its authorized entities for the introduction or broadcasting of foreign television programs. In addition, on July 6, 2004, SARFT issued the Measures for the Administration of Publication of Audio-Visual Programs through the Internet or Other Information Networks, or the 2004 A/V Measures, which explicitly prohibit Internet service providers from broadcasting any foreign television program over an information network and state that any violation may result in warnings, monetary penalties or, in severe cases, criminal liabilities. On November 19, 2009, SARFT issued a notice that extended this prohibition to broadcasting over mobile phones. In December 2007 and March 2009, however, SARFT issued two notices, which provide that certain foreign audio-visual programs may be published through the Internet provided that certain regulatory requirements have been met and certain permits have been obtained, thereby implying that the absolute restriction against broadcasting foreign television programs on the Internet as set forth in the 2004 A/V Measures has been lifted. On April 25, 2016, SAPPRFT issued the Administrative Provisions on Audio-Visual Program Services through Private Network and Targeted Communication, or the 2016 A/V Provisions, which replaced the 2004 Internet A/V Measures. On March 23, 2021, NRTA issued the Administrative Provisions on Audio-Visual Program Services through Private Network and Targeted Communication, or the 2021 A/V Provisions, which replaced the 2016 A/V Provisions. The 2021 A/V Provisions does not explicitly specify whether broadcasting foreign television program is permitted. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Foreign Television Programs and Satellite Channels.” As of the date of this annual report, we have not obtained an approval from NRTA for introducing and broadcasting foreign TV programs produced by certain foreign TV stations in China. Therefore, there is uncertainty as to whether we are permitted to transmit foreign television programs through the online video services that we offer. If NRTA or its local branch requires us to obtain its approval for our introduction and online broadcasting of overseas TV programs, we may not be able to obtain such approval in a timely manner or at all. Based on the opinion of our PRC counsel, Zhong Lun Law Firm, in such case, the PRC government would have the power to, among other things, levy fines against us, confiscate our income, order us to cease certain content service, or require us to temporarily or permanently discontinue the affected portion of our business.

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

We cannot assure you that Fengyu Network and Yifeng Lianhe can obtain a Network Publication Service License, and that Tianying Jiuzhou can renew the license, enabling them to operate digital reading business. If the relevant authority determines that we are in violation of the relevant laws and regulations regarding Internet publishing services, it would have the power to, among other things, levy fines against us, confiscate our income and require us to discontinue our digital reading business.

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

According to the Cyber Security Law of the People’s Republic of China, or Cyber Security Law, which was promulgated by the National People’s Congress Standing Committee on November 7, 2016, and took effect on June 1, 2017, we, as a network operator, are obligated to provide technical assistance and support to public security and national security authorities in order to protect national security or assist with criminal investigations. In addition, the Cyber Security Law provides that personal information and important data collected and generated by an operator of critical information infrastructure in the course of its operations in the PRC must be stored in the PRC. On September 12, 2022, the Cyberspace Administration of China, or the CAC, issued the Decision on Amending the Cyber Security Law of the People’s Republic of China (Draft for Comments), focusing on the following four aspects: (i) to improve the legal liability system for violating the general provisions on the security of cyber operation; (ii) to amend the legal liability system for the security protection of critical information infrastructure; (iii) to adjust the legal liability system for network information security; and (iv) to amend the legal liability system for the protection of personal information. As of the date of this annual report, the Cyber Security Law of the People’s Republic of China (Draft for Comments) has not been formally adopted.

On December 28, 2021, the CAC and other twelve PRC regulatory authorities jointly issued the Cybersecurity Review Measures, which became effective from February 15, 2022. The Cybersecurity Review Measures require that, (i) any procurement of network products and services by critical information infrastructure operators, which affects or may affect national security, (ii) any data processing activities by network platform operators, which affects or may affect national security, or (iii) any network platform operators, which has personal information of more than one million users and is going to be listed abroad, shall be subject to cybersecurity review.

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

On June 10, 2021, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the PRC Data Security Law, which has come into effect on September 1, 2021. The PRC Data Security Law imposes data security and privacy protection obligations on entities and individuals, which carry out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it might cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information.

On November 14, 2021 the CAC issued the Draft Data Security Regulations for public comments, pursuant to which, data processors carrying out the following activities must, in accordance with the relevant national regulations, apply for a cybersecurity review: (i) the merger, reorganization or spin-off of internet platform operators that possess a large number of data resources related to national security, economic development and public interests that affects or may affect national security; (ii) listing in a foreign country of data processors that process the personal information of more than one million users; (iii) listing in Hong Kong of data processors that affects or may affect national security; and (iv) other data processing activities that affect or may affect national security. The scope of and threshold for determining what “affects or may affect national security” is still subject to uncertainty and further elaboration by the CAC.

The Personal Information Protection Law, or the PIPL, was released by the National People’s Congress Standing Committee on August 20, 2021 and became effective on November 1, 2021. The PIPL stipulates the scope of personal information and the ways of processing personal information, establishes rules for processing personal information and for transferring personal information offshore, and clarifies the individual’s rights and the processor’s obligations in the process of personal information. The PIPL applies to (i) the processing within the territory of the PRC of natural persons’ personal information; or (ii) the processing outside the territory of the PRC over personal information of natural persons within the PRC, provided that such information is processed (x) for the purpose of providing products or services to domestic natural persons, (y) to analyze or assess the conduct of domestic natural persons, or (z) under any other circumstances as prescribed by laws and administrative regulations. The PIPL requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose, which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, which took effect on September 1, 2022. The Measures for the Security Assessment of Data Cross-border Transfer requires the data processor providing data overseas and falling under any of the following circumstances to apply for the security assessment of cross-border data transfer by the national cybersecurity authority through its local counterpart: (i) where the data processor intends to provide important data overseas; (ii) where the critical information infrastructure operator and any data processor who has processed personal information of more than 1,000,000 individuals intend to provide personal information overseas; (iii) where any data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients accumulatively since January 1 of the last year intends to provide personal information overseas; and (iv) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC. On February 24, 2023, the CAC promulgated the Measures for Standard Contracts for Cross-border Transfers of Personal Information, together with a template of such standard contract as an annex to the Measures, which will take effect on June 1, 2023. Pursuant to the Measures, a personal information processor may enter into the Standard Contract and provide it along with the personal information protection impact assessment report to relevant governmental authorities for filing to ensure the legality of a cross-border transfer of personal information outside the territory of PRC if certain conditions are satisfied pursuant to the Measures. For the outbound transfer of personal information that has already happened before the Measures takes effect, if it is found that any such transfer is not in compliance with the Measures, rectification shall be completed within six months upon the effective date of the Measures. Failure to complete such rectification within the prescribed period may result in penalties imposed by the competent governmental authorities.

These newly promulgated laws and regulations reflect the PRC government’s further attempts to strengthen the legal protection for national network security, data security and the security of personal information protection. These laws and regulations are relatively new, and therefore there are substantial uncertainties with respect to the interpretation and implementation. We may need to adjust our business to comply with these laws and regulations regarding network security, data security and personal information from time to time. We have been making constant efforts to comply with the Cybersecurity Review Measures and other data protection laws and regulations of the PRC. Our mobile apps and websites only collect basic user information, which are necessary for the provision of the corresponding services. We update our privacy policies and adjust our data processing practices from time to time to meet the latest regulatory requirements of CAC and other authorities and adopts technical and organizational measures to protect data and cybersecurity. We could be subject to investigations launched by PRC regulators in the future. Any failure or any other non-compliance with the related laws and regulations may result in fines or other administrative penalties, including suspension of business, website closure, removal of our app from app stores, and revocation of licenses, as well as reputational damage or legal proceedings or actions against us, which may have a material adverse effect on our business, financial condition or results of operations. In addition, our ability to continue to offer our ADSs to investors could be significantly limited or completed hindered, and the value of our ADSs could significantly decline or become worthless. As of the date of this annual report, we have not been involved in any cybersecurity review initiated by the CAC or other relevant governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect. However, we cannot rule out the possibility that we may be subject to the cybersecurity review or other investigations initiated by the CAC or the related governmental regulatory authorities.

New technologies could block our advertisements and desktop clients, and mobile applications may enable technical measures that could limit our traffic growth and new monetization opportunities.

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

A material weakness in our internal control over financial reporting has been identified, and if we fail to maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results in accordance with U.S. GAAP may be materially and adversely affected. In addition, investor confidence in us and the market price of our ADSs may decline significantly.

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

In the preparation of this annual report, our management concluded that our internal control over financial reporting was not effective as of December 31, 2022 due to a material weakness in internal control over financial reporting related to the misapplication of accounting standards for unusual or infrequent transactions. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.”

The failure to maintain effective internal controls over financial reporting has resulted in errors in prior financial statements and could result in further errors in our financial statements. We may not be able to maintain an effective internal control over financial reporting for a variety of reasons. Among others, we are based in China, an emerging market where the overall internal control environment may not be as strong as in more established countries. If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to maintain compliance with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Tianying Jiuzhou and Yifeng Lianhe are currently engaged in the provision of value-added telecommunications services and each of them has obtained ICP Licenses from MIIT or its local counterpart in Beijing. In addition, Tianying Jiuzhou owns our material domain names, including ifeng.com, and, as of March 31, 2023, owned six registered trademarks that were transferred to it from Phoenix Satellite Television Trademark Limited. Tianying Jiuzhou and Yifeng Lianhe continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited, a wholly owned subsidiary of Phoenix TV, in their value-added telecommunications services. Therefore, we are not currently in compliance with the MIIT 2006 Notice.

We have designed propriety logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2023, Tianying Jiuzhou owned 475 PRC registered trademarks, six of which were transferred from Phoenix Satellite Trademark Limited, and Yifeng Lianhe owned 65 PRC registered trademarks. Despite our having registered many trademarks used in our value-added telecommunications business operations, we may continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited.

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

In addition to professionally produced content, content from Phoenix TV and our in-house produced content, we allow our users to upload text and images (UGC) to our PC websites, mobile applications and mobile websites. As of December 31, 2022, we had a content screening team of six employees and more than 204 outsourced staff members who are responsible for monitoring and preventing the public release of inappropriate or illegal content, including UGC, on our PC websites, mobile applications and mobile websites or through our services. In addition to the staff of our content screening team, we also take advantage of the assistance of AI technology to ensure the efficiency and safety of content monitoring. Although we have adopted internal procedures to monitor the content displayed on our PC websites, mobile applications and mobile websites, due to the significant amount of UGC uploaded by our users, we may not be able to identify all the UGC that may violate relevant laws and regulations. Failure to identify and prevent inappropriate or illegal content from being displayed on our PC websites, mobile applications and mobile websites may subject us to liability.

Content provided on our PC websites, mobile applications, mobile websites and third-party platform accounts may expose us to libel or other legal claims, which may result in costly legal damages.

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

Advertisements on our PC websites, mobile applications, mobile websites and third-party platform accounts may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our PC websites, mobile applications, mobile websites and third-party platform accounts to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to websites or mobile application posting, such as advertisements relating to medical treatment, pharmaceuticals, medical instruments, agrochemicals, veterinary pharmaceuticals and health food, we are obligated to confirm that such review has been performed and approval has been obtained from relevant governmental authorities, which include the local branch of the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce, or SAIC), or SAMR, the local branch of the National Health Commission and the local branch of the State Administration of Traditional Chinese Medicine. On April 24, 2015, the Standing Committee of the National People’s Congress issued the Advertisement Law, which took effect on September 1, 2015 and was further amended on October 26, 2018 and April 29, 2021, to further strengthen the supervision and management of advertisement services. In addition, on July 4, 2016, the SAIC issued the Interim Measures for the Administration of Internet Advertising, or the Interim Measures. On March 24, 2023, the SAMR promulgated the Measures for Internet Advertising Management, or the New Measures, which will become effective on May 1, 2023, to replace the Interim Measures for the Administration of Internet Advertising. Pursuant to these laws and regulations, any advertisement that contains false or misleading information to deceive or mislead consumers shall be deemed false advertising. Furthermore, the Advertisement Law explicitly stipulates detailed requirements for the content of several different kinds of advertisement, including advertisements for medical treatment, pharmaceuticals, medical instruments, health food, alcoholic drinks, education or training, products or services having an expected return on investment, real estate, pesticides, feed and feed additives, and some other agriculture-related advertisement. Also, according to the New Measures, no advertisement of such special commodities or services that are subject to examination by an advertising examination authority shall be published unless it has passed such examination. In addition, an Internet advertisement shall be identifiable and can make consumers recognize it as an advertisement Commodities or services ranked under competitive bidding shall be clearly identified as an “advertisement” so that they can be distinguished from the natural search results.. We may be subject to enhanced supervision and more serious penalties in case of a violation (if any) pursuant to such new Advertisement Law and the New Measures. To fulfill these monitoring functions, we include clauses in most of our advertising contracts requiring that all advertising content provided by advertisers must comply with relevant laws and regulations. Pursuant to the contracts between us and advertising agencies, advertising agencies are liable for all damages to us caused by their breach of such representations. Before a sale is confirmed and the advertisement is publicly posted on our PC websites or mobile applications or mobile websites and third-party platform accounts, our account execution personnel, who comprise a separate back-office team, are required to review all advertising materials to ensure there is no racial, violent, pornographic or any other improper content, and will request the advertiser to provide proof of governmental approval if the advertisement is subject to special government review. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to eliminate the effect of illegal advertisement. PRC governmental authorities may even force us to terminate our advertising operation or revoke our licenses in circumstances involving serious violations.

A majority of the advertisements shown on our PC websites, mobile applications, mobile websites and third-party platform accounts are provided to us by third-party advertising agencies on behalf of advertisers. We cannot assure you that all of the content contained in such advertisements is true and accurate as required by the advertising laws and regulations. For example, the Advertisement Law provides that an advertisement operator who posts false or fraudulent advertisements related to the life and health of the consumers, or who knows or should have known other kind of posted advertisement is false or fraudulent will be subject to joint and several liabilities. The New Measures provides that Internet advertisement publishers shall verify related supporting documents, check the contents of the advertisement and be prohibited from publishing any advertisement with nonconforming contents or without all the necessary certification documents. However, for the determination of the truth and accuracy of the advertisements, there are no implementing rules or official interpretations, and such a determination is at the sole discretion of the relevant local branch of the SAMR, which results in uncertainty in the application of these laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations in the future, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, operating results and prospects.

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

Our success depends on the continuous efforts and services of our executive officers and other key personnel. We experienced departures of executive officers and other key personnel in the past, and there may be such departures in the future. If one or more of our executives or other key personnel are unable or unwilling to continue to provide services to us, we may not be able to find suitable replacements easily or at all. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. We do not maintain key-man life insurance for any of our key personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose advertisers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, if any dispute arises between us and our executives or key employees, these agreements may not be enforceable in China, where these executives and key employees reside, in light of uncertainties with China’s legal system. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could limit the protections available to you and us.”

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

Defending litigations or other claims against us is costly and can impose a significant burden on our management and employees, and there can be no assurances that favorable final outcomes will be obtained in all cases. For example, we have been subject to various legal proceedings in connection with certain intellectual property infringement and personality rights infringement and have paid damages for some of those legal proceedings. In 2020, 2021 and 2022, we incurred damages of RMB3.6 million, RMB2.2 million and RMB3.1 million, respectively. See “— We have been and expect we will continue to be exposed to intellectual property infringement and other claims, including claims based on content posted on our PC websites, mobile applications, mobile websites and third-party platform accounts, which could be time-consuming and costly to defend and may result in substantial damage awards and/or court orders that may prevent us from continuing to provide certain of our existing services.” and “Item 4. Information on the Company—B. Business Overview—Legal and Administrative Proceedings” for more information.

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

We adopted a share option plan in June 2008, a restricted share and restricted share unit plan in March 2011 and a share option scheme in June 2018. In addition, one of our subsidiaries, Fread Limited, adopted a restricted share unit scheme in March 2018. As of March 31, 2023, options to purchase 38,464,403 Class A ordinary shares granted under the 2008 share option plan and the 2018 share option scheme were outstanding. As of March 31, 2023, a total of 920,000 restricted shares of Fread Limited were granted. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors, Supervisors and Executive Directors—Share Incentive Plans.” For the years ended December 31, 2020, 2021 and 2022, we recorded RMB9.4 million, RMB9.6 million and RMB7.9 million (US$1.1 million), respectively, in share-based compensation. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant stock options to employees in the future. We intend to grant additional stock options to our employees going forward, and we may adopt new share incentive plans in the future, which we expect will further increase our share-based compensation. If we continue to grant share options in the future, our share-based compensation will increase accordingly.

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

In order to strengthen the protection of intellectual property right, Chinese government and courts are improving the judicial system for resolving intellectual property disputes in China. As intellectual property litigation is becoming more common in China, we face increased risk of being sued for potential intellectual property infringements. Third parties may take action and file claims against us if they believe that certain content on our site violates their copyrights or other related legal rights. We have been subject to such claims in the PRC. Government authorities may also impose administrative penalties on us if they find that we have infringed third parties’ intellectual property rights. In October 2015, the National Copyright Bureau imposed a fine of RMB250,000 on Tianying Jiuzhou for disseminating on our PC websites, mobile applications and mobile websites one work of literature that we licensed from third parties that were alleged to have no legal rights to license such work. In November 2016, China Youth Book Inc. and Dewey Press LLC filed a claim against Tianying Jiuzhou and our company for intellectual property infringement of such work based on the above-mentioned finding of the National Copyright Bureau, and the related claim for damage was approximately RMB235.8 million, even though the actual income we generated from such work was less than RMB1,500. This claim was withdrawn by the plaintiffs in January 2018. In April 2018, we received notices from the local court that the plaintiffs have filed a lawsuit against us again for the same claim, with the related claim for damages reduced to approximately RMB99.8 million. In April 2020, we received the judgment from the local court which ordered us to pay the plaintiffs a total of approximately RMB1.0 million as economic compensation and reimbursement of the plaintiff’s reasonable expenses. After the plaintiff filed an appeal against the judgment made by the local court, the appellate court made the final judgment in December 2020 and upheld the local court’s decision. Tianying Jiuzhou has subsequently paid a total of approximately RMB1.0 million in damages to the plaintiff and fulfilled its obligation under the judgment. In June 2021, the plaintiff applied for a retrial with the Supreme People’s Court and the Supreme People’s Court conducted a hearing on the matter of retrial. As of the date of this annual report, we have not received any notification from the Supreme People’s Court with respect to the retrial and we cannot assure you that the Supreme People’s Court will not order a retrial for this case. In 2022, we also received some complaints and claims from third parties alleging intellectual property infringements by us, although some of the complainants have not provided necessary proofs of title or infringements. While we are negotiating with theses complainants and some of these claims are still pending as of the date of this annual report, we cannot assure you that we will not be proved to have infringed their intellectual property rights or be required to pay any compensation. For more information, see “Item 4. Information on the Company—B. Business Overview—Legal and Administrative Proceedings.”

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

Moreover, as we continue to hire new personnel, we may be subject to allegations and claims that some of our new employees may have disclosed trade secrets or other proprietary information of their former employers to us, especially when such employees were previously employed by our competitors or companies with similar businesses as ours. Any such allegation or claim, even if unfounded, could have a negative impact on our reputation, and our financial condition and operating results may suffer as a result.

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

Fenghuang On-line was qualified as an HNTE in 2020, and therefore, Fenghuang On-line was subject to a 15% income tax rate for the years from 2020 to 2022. Tianying Jiuzhou was qualified as an HNTE in 2020, and therefore, Tianying Jiuzhou was subject to a 15% income tax rate from 2020 to 2022. In 2020, Fenghuang Yutian was qualified as an HNTE, and therefore, Fenghuang Yutian was subject to a 15% income tax rate from 2020 to 2022. In 2016, Fenghuang Borui was qualified as a Software Enterprise and was subject to a 12.5% income tax rate in 2020. Fenghuang Borui was qualified as an HNTE in 2021, and therefore, Fenghuang Borui was subject to a 15% income tax rate from 2021 to 2023. See “Item 10. Additional Information—E. Taxation.”

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

The global financial markets experienced opportunities and challenges side by side in 2022. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns over regional instability and tension, such as the relationship among China and other Asian countries, which may result in, or intensify potential conflicts in relation to, territorial disputes, and the trade disputes between the United States and China. The outbreak of COVID-19 throughout the world could also result in an economic downturn globally. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. As China shifts from high-speed to high-quality growth, China’s gross domestic product growth decelerated since 2012. According to the National Bureau of Statistics of China, China’s gross domestic product growth was at 3.0% in 2022. Since demand for our paid and advertising services are sensitive to macro-economic conditions globally and in the PRC, our business prospects may be affected by the macroeconomic environment. Any prolonged slowdown or contraction in the global or PRC economy may have a material adverse effect on our business, operating results and financial condition, and continued turbulence in the international markets may materially and adversely affect our ability to access the capital markets to meet liquidity needs.

PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

On August 8, 2006, six PRC regulatory authorities, including the CSRC, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the 2006 M&A Rules, which were later amended on June 22, 2009. The 2006 M&A Rules establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that China’s Ministry of Commerce, or MOFCOM, be notified in advance of any change-of-control transaction, in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the anti-trust governmental authority shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, national security review rules issued by the PRC governmental authorities in 2011 require acquisitions by foreign investors of domestic companies engaged in military related or certain other industries that are crucial to national security to be subject to prior security review. According to the MOFCOM Security Review Rules, a security review is required for mergers and acquisitions of PRC domestic enterprises by foreign investors (i) having “national defense and security” concerns, and (ii) where the foreign investors may acquire the “de facto control” of the PRC domestic enterprises having national security concerns such as key farm products, key energy and resources, and key infrastructure, transportation, technology and major equipment manufacturing industries. Circular No. 6, however, does not define the term of “key” or “major”, nor has it exhausted all the industries that may be deemed as sensitive industries subject to the security review.

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

We believe we were a passive foreign investment company for 2022, which could result in adverse United States federal income tax consequences to United States Holders (as defined below).

Based upon the past and projected composition of our income and assets, and the valuation of our assets, we believe we were a “passive foreign investment company,” or PFIC, for 2022, and that we may be classified as a PFIC for future taxable years. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes for any taxable year in which: (i) at least 75% of our gross income is passive income, or (ii) at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Consequences—Passive Foreign Investment Company.”

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

As of December 31, 2019, we had loan receivable of approximately RMB9.8 million due from Phoenix FM (Beijing) Information Technology Co., Ltd., or FM Beijing, which had been fully impaired. In April 2020, through a series of debt restructuring transactions, we acquired 19.99% of the equity interest in FM Beijing. In August 2020, we acquired 6.04% equity interest in Humanistic Intelligence Inc., or Humanistic Intelligence, through a share exchange transaction related to FM Beijing, and recognized a gain of RMB6.0 million from the transaction, which was included in the income/(loss) from equity method investments, net of impairment item in the consolidated statements of comprehensive income/(loss) of 2020. As the investment in Humanistic Intelligence is redeemable at the option of us, it is not considered in-substance common stock but considered debt securities. Our investment in Humanistic Intelligence is classified as available-for-sale debt investments and reported at fair value. We had fully written down the whole investment in Humanistic Intelligence and recognized an impairment loss related to credit losses of RMB6.0 million (US$0.9 million) in 2022. As of December 31, 2022, the fair value of investment in Humanistic Intelligence was nil.

We made substantial investments in Particle in the form of investments and loans in the past. Particle operates Yidian, a personalized news and life-style information application in China that allows users to define and explore desired content on their mobile devices. In 2019, we entered into a share purchase agreement with Run Liang Tai Management Limited, or Run Liang Tai, and its designated entities and entered into a series of supplemental agreements thereafter, for our sale of 235,051,527 convertible redeemable preferred shares of Particle. The transaction was arranged to deal in several installments and the last batch transaction was closed on October 19, 2020. We recognized a gain on disposal of available-for-sale debt investments of RMB1,143.8 million and RMB573.9 million in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2019 and 2020, respectively. In September 2022, we paid the withholding tax related to the disposal of available-for-sale debt investments in Particle and recognized an income tax benefit of RMB64.4 million (US$9.3 million), which represented the difference between the actual withholding tax paid in 2022 and the previously accrued withholding tax. In August 2020, we acquired 4,584,209 Series D1 preferred shares of Particle from Run Liang Tai, which were previously pledged to us to secure the repayment of an interest-free loan with the principal of approximately US$9.7 million granted by us to Run Liang Tai. As of the date of this annual report, we held 4,584,209 Series D1 convertible redeemable preferred shares of Particle, which had been accounted for as available-for-sale debt investments, representing an aggregate of approximately 0.60% equity interest in Particle on an as-if converted basis (which reflected the completion of the issuance of additional shares under Particle’s share incentive plan). The fair value of our available-for-sale debt investments in Particle was RMB0.3 million (US$0.04 million) as of December 31, 2022.

In December 2018, we acquired a 25.5% equity interest in Yitian Xindong with a consideration of RMB144.1 million and started to consolidate Yitian Xindong in our financial statements since December 28, 2018. In March 2019, we acquired another 25.5% equity interest in Yitian Xindong with a consideration of RMB144.1 million and held a total of 51.0% equity interest in and a 51.0% voting rights of Yitian Xindong and continued to consolidate Yitian Xindong’s financial statements. In May 2020, we sold all of our equity interest in Yitian Xindong to other investors for a total price of RMB313.6 million in cash. The disposal of Yitian Xindong was qualified for reporting as a “discontinued operation” in our financial statements. See “Item 5. Operating and Financial Review and Prospects — Overview” for further details on the relevant accounting treatment.

We hold 50% of the equity interest in Beijing Fenghuang Tianbo Network Technology Co., Ltd., or Tianbo. Before April 2019, as we had significant influence over financial and operating decision-making, we accounted for the 50% equity interest by using the equity method of accounting. On April 1, 2019, we obtained control over Tianbo and consolidated Tianbo starting from April 1, 2019. Tianbo is principally engaged in operation of the real estate vertical and sales of real estate advertisements for us.

In November 2018, we acquired a 10% equity interest in Yitong Technology (Hangzhou) Limited, or Yitong Technology, by investing in newly issued shares of Yitong Technology with a total consideration of RMB13.0 million. Yitong Technology mainly engages in big data application development and operation in China. As of December 31, 2022, the carrying value of our equity investment in Yitong Technology was RMB13.0 million (US$1.9 million).

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

In May 2020, our board of directors approved an investment program in selected venture capital funds, according to which, we signed the relevant agreements in relation to a total amount of RMB90.0 million investments and acquired partnership interests in three funds. As of December 31, 2022, we made a total of RMB90.0 million (US$13.0 million) investments in these three funds. Investments in two of such funds with total considerations of RMB60.0 million were accounted for under equity method as significant influence could be imposed by us, and the investment in the other fund of RMB30.0 million was accounted for using the net asset value as a practical expedient under ASC 820. The carrying value of investments in the three funds as of December 31, 2022 were RMB86.4 million (US$12.5 million).

In December 2020, we acquired, through Tianying Jiuzhou, approximately 3.7773% partnership interests in Guangzhou Kesheng Jiada Network Partnership, or Kesheng Jiada, with a consideration of RMB10.0 million, representing 1.0% indirect equity interest in 4K Garden Network Technology (Guangzhou) Co., Ltd., or 4K Garden, a company that focuses on developing 4K ultra HD content ecosystem and related technology and 5G+ ultra HD application technology platform. Kesheng Jiada is a special purpose vehicle that holds equity interest in 4K Garden. As the investments in Kesheng Jiada lack readily determinable fair values, we elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. In January 2021, we acquired additional 1.8886% partnership interests in Kesheng Jiada, representing 0.5% indirect equity interest in 4K Garden, with a consideration of RMB5.0 million. As of December 31, 2022, the carrying value of the equity investment was RMB15.0 million (US$2.2 million).

In addition, we previously invested in several other businesses. After considering the operating results of these entities and the likelihood of recovering value from such investments, our equity interest in these businesses have been fully impaired.

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

Phoenix TV (BVI), a wholly owned direct subsidiary of Phoenix TV, owned 54.5% of our total issued and outstanding shares as of March 31, 2023. Moreover, all shares held by Phoenix TV (BVI) are Class B ordinary shares with 1.3 votes per share. As a result, Phoenix TV (BVI) held 60.9% of the total voting power of our ordinary shares as of March 31, 2023. Accordingly, Phoenix TV (BVI), and Phoenix TV through Phoenix TV (BVI), have substantial control over the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, and their interests may not align with the interests of our other shareholders. Phoenix TV (BVI) may take actions that are not in the best interest of us or our other shareholders and may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit our other shareholders. This significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors’ perception that conflicts of interest may exist or arise.

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

Conflicts of interest may arise between Phoenix TV and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

•
Our board members or executive officers may have conflicts of interest. Certain of our board members and executive officers hold senior management positions in Phoenix TV. Phoenix TV may continue to grant incentive share compensation to certain of our board members and executive officers from time to time. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Phoenix TV and us.
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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in Internet and mobile businesses. Specifically, pursuant to the Regulations for Administration of Foreign-Invested Telecommunications Enterprises issued by the State Council on December 11, 2001 and amended on September 10, 2008, February 6, 2016 and March 29, 2022, foreign ownership in an Internet content provider or other value-added telecommunication service providers may not exceed 50%. We conduct our operations in China principally through contractual arrangements among our wholly-owned PRC subsidiary, Fenghuang On-line, and two VIEs in the PRC, namely, Tianying Jiuzhou and Fenghuang Ronghe, and their respective shareholders. Fenghuang Ronghe holds 100% equity interest of Yifeng Lianhe. Yifeng Lianhe holds the licenses and permits necessary to conduct our mobile business in China, while Tianying Jiuzhou holds the licenses and permits necessary to conduct our Internet portal, video, mobile business, and Internet advertising and related businesses in China. Our contractual arrangements with Tianying Jiuzhou and Fenghuang Ronghe, and their respective shareholders enable us to exercise effective control over these entities and hence treat them as the VIEs and consolidate their results. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

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

Phoenix New Media limited is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries in China and through contractual arrangements with the VIEs based in China. We rely on and expect to continue to rely on contractual arrangements with the VIEs in China and their respective shareholders to operate our Internet and mobile businesses. These contractual arrangements may not be as effective in providing us with control over the VIEs as ownership of controlling equity interest would be in providing us with control over, or enabling us to derive economic benefits from the operations of, the VIEs. If we had ownership of the VIEs, we would be able to exercise our rights as a shareholder to (i) effect changes in the board of directors of those entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level, and (ii) derive economic benefits from the operations of the VIEs by causing them to declare and pay dividends. However, under the current contractual arrangements, as a legal matter, if any of the VIEs or any of their shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if shareholders of an VIE were to refuse to transfer their equity interest in such VIE to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take a legal action to compel them to fulfill their contractual obligations.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in Internet and mobile businesses. The shareholders of the VIEs are individuals who are PRC citizens. None of the shareholders of the VIEs are significant shareholders of our company. Therefore, the interests of these individuals as shareholders of the VIEs and the interests of our company may conflict. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that any conflict of interest will be resolved in our favor. In addition, these individuals may breach or cause the VIEs that they beneficially own to breach or refuse to renew the existing contractual arrangements, which will have an adverse effect on our ability to effectively direct the activities that most significantly impact the economic performance of the VIEs and receive economic benefits from them. Currently, we do not have existing arrangements to address potential conflicts of interest between these shareholders and our company. We rely on these shareholders to abide by the laws of the Cayman Islands and China. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of the VIEs, we would have to rely on legal proceedings, the outcome of which is uncertain and which could be disruptive to our business.

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

We and our non-PRC subsidiaries rely on dividends and other distributions on equity from our PRC subsidiaries, for our cash requirements, including the funds necessary to repay the short-term loans or service any debt we may incur. If our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Fenghuang On-line currently has in place with the respective VIEs in a manner that would materially and adversely affect the ability of Fenghuang On-line to pay dividends and other distributions to us. Further, relevant PRC laws, rules and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, determined in accordance with accounting standards and regulations of China. Our PRC subsidiaries must set aside at least 10% of after-tax income each year to reserve funds prior to payment of dividends until the cumulative fund reaches 50% of their respective registered capital. As a result of these PRC laws, rules and regulations, our PRC subsidiaries are restricted from transferring a portion of their net assets to us whether in the form of dividends. As of December 31, 2022, our consolidated accumulated deficit was RMB411.1 million (US$59.6 million), out of which our PRC subsidiaries’ retained earnings were approximately RMB796.1 million (US$115.4 million). There is no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer cash. Any limitation on the ability of our PRC subsidiaries to pay dividends to us and our non-PRC subsidiaries could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, repay loans or otherwise fund and conduct our business. For more details of the hypothetical taxes that we might be required to pay within mainland China, see “—Taxation on Dividends or Distributions”.

Strengthened scrutiny over acquisition and disposition transactions by the PRC tax authorities may have a negative impact on us or your disposition of our shares or ADS.

Our operations and transactions are subject to review by the PRC tax authorities pursuant to relevant PRC laws and regulations. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. For example, on April 30, 2009, the Ministry of Finance and the State Administration of Taxation jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the State Administration of Taxation issued the Notice on Strengthening the Management on Enterprise Income Tax for Equity Transfers of Non-resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively on January 1, 2008. Pursuant to the two circulars, in the event that we dispose of any equity interest in wholly foreign-owned enterprises, whether directly or indirectly, we may be subject to income tax on capital gains generated from disposal of such equity interest. The PRC tax authorities have the discretion under Circular 59 and Circular 698 to make adjustments to taxable capital gains based on the difference between the fair value of the equity interest transferred and the cost of the corresponding investment. If the PRC tax authorities make such an adjustment, our income tax costs will be increased.

By promulgating and implementing the circulars, the PRC tax authorities have strengthened their scrutiny over the direct or indirect transfer by non-resident enterprises of equity interest in PRC resident enterprises. For example, Circular 698 specifies that the PRC State Administration of Taxation is entitled to redefine the nature of an equity transfer where offshore holding vehicles are interposed for tax-avoidance purposes and without reasonable commercial purpose. On February 3, 2015, the State Administration of Taxation issued the Notice on Several Issues regarding Enterprise Income Tax for Indirect Property Transfer by Non-resident Enterprises, or SAT Circular 7, which further specifies the criteria for judging reasonable commercial purpose, and the legal requirements for the voluntary reporting procedures and filing materials in the case of indirect property transfer. SAT Circular 7 has listed several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose. However, despite these factors, an indirect transfer satisfying all the following criteria shall be deemed to lack reasonable commercial purpose and be taxable under the PRC laws: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gains derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC tax on the direct transfer of such assets. Nevertheless, the indirect transfer falling into the scope of the safe harbor under SAT Circular 7 may not be subject to PRC tax and such safe harbor includes qualified group restructuring, public market trading and tax treaty exemptions. Under SAT Circular 7, the entities or individuals obligated to pay the transfer price to the transferor shall be the withholding agent and shall withhold the PRC tax from the transfer price.

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

While the Chinese economy has continued to grow in the past couple of years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage or contain economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on our operations. For example, our operating results and financial condition may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. The PRC government also has significant authority to exert influence on the ability of an issuer with substantial operations in China, such as our company, to conduct its business, control over securities offerings conducted overseas and/or foreign investments in an issuer with substantial operations in China. The PRC government may intervene or influence the operations of an issuer with substantial operations in China, such as our company, at any time, which could result in a material change in our operations and/or the value of our ADSs. In particular, there have been recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers with substantial operations in China. Any such regulatory oversight or control could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless. See “—Uncertainties with respect to the PRC legal system could limit the protections available to you and us.” In addition, in the past the PRC government has implemented certain measures, including increases in interest rates and the reserve requirement ratio of the People’s Bank of China, or the PBOC, to control the pace of growth.

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

The PRC legal system is a civil law system based on written statutes. Unlike in the common law system, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct substantially all of our business through our subsidiary, the VIEs and their subsidiaries established in China. However, since the PRC legal system continues to rapidly evolve, rules and regulations in China can change quickly with little advance notice, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of Chinese administrative and court proceedings and the level of legal protection we enjoy in China than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our employees, business partners, customers and suppliers. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Uncertainties due to evolving laws and regulations could also impede the ability of a China-based issuer, such as our company, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. In addition, if China adopts more stringent standards with respect to environmental protection or corporate social responsibilities, we may incur increased compliance cost or become subject to additional restrictions in our operations. Accordingly, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. For instance, on March 15, 2019, the National People’s Congress promulgated the FIL, which took effect on January 1, 2020, and the government authorities may promulgate other implementation rules subsequently. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Foreign Investment Law.” Substantial uncertainties still exist with respect to the interpretation and implementation of these new laws. As a result, we may not be aware of how it may impact the viability of our current corporate structure, corporate governance and business operations. These uncertainties could limit the legal protections available to us and other foreign investors. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

Fluctuations in exchange rates of the Renminbi could materially affect our reported operating results.

The exchange rates between the Renminbi and the U.S. dollar, Euro and other foreign currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. In 2020, the RMB appreciated approximately 6.3% against the U.S. dollar; in 2021, the RMB appreciated approximately 2.3% against the U.S. dollar; and in 2022, the RMB depreciated approximately 8.2% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. It remains unclear what further fluctuations may occur or what impact this will have on our results of operations.

As we may rely on dividends and other fees paid to us by our subsidiary and the VIEs in China, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we will receive from any offshore financing that we may undertake in the future into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes or commercial reasons, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. We and our subsidiaries and the VIEs may also engage in transactions in currencies different from their respective functional currencies, including RMB and U.S. dollars, and therefore record foreign exchange gain or loss due to changes in exchange rates between these currencies. As a result of the above, our operating results are sensitive to changes in exchange rates of the Renminbi against other currencies including U.S. dollars. Future fluctuations that are adverse to us could have a material adverse effect on our results of operation, financial condition or liquidity.

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

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon us, our directors and executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Even if you obtain a judgment against us, our directors, executive officers or the expert named in this annual report in a U.S. court or other court outside China, you may not be able to enforce such judgment against us or them in China. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts in the United States, the United Kingdom, Japan or most other western countries. Therefore, recognition and enforcement in China of judgments of a court in any of these jurisdictions may be difficult or impossible. In addition, you may not be able to bring original actions in China based on the U.S. or other foreign laws against us, our directors, executive officers or the expert named in this annual report either. As a result, shareholder claims that are common in the U.S., including class action securities law and fraud claims, are difficult or impossible to pursue as a matter of law and practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. While detailed interpretation of or implementation rules under Article 177 of the PRC Securities Law is not yet available, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by investors in protecting your interests. In addition, on February 24, 2023, CSRC and other three PRC regulatory authorities jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which took effect on March 31, 2023, according to which, overseas securities regulators and competent overseas authorities may request to inspect, investigate or collect evidence from a domestic company concerning its overseas offering and listing or from the domestic securities companies and securities service providers that undertake relevant businesses for such domestic companies, such inspection, investigation and evidence collection shall be conducted under a cross-border regulatory cooperation mechanism, and the CSRC or other competent Chinese authorities will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. The domestic company, securities companies and securities service providers shall first obtain approval from the CSRC or other competent Chinese authorities before cooperating with the inspection and investigation by the overseas securities regulator or competent overseas authority, or providing documents and materials requested in such inspection and investigation. As the Confidentiality and Archives Administration Provisions are relatively new, therefore there are substantial uncertainties with respect to their interpretation and implementation. If an investor is unable to bring a U.S. claim or collect on a U.S. judgment, the investor may have to rely on legal claims and remedies available in China or other overseas jurisdictions where a China-based issuer, such as our company, may maintain assets. The claims and remedies available in these jurisdictions are often significantly different from those available in the United States and difficult to pursue. Therefore, you may not be able to effectively enjoy the protection offered by the U.S. laws and regulations that intend to protect public investors.

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

Based on the opinion of our PRC counsel, Zhong Lun Law Firm, we understand that the aforesaid registration requirement under SAFE Circular 37 and the relevant implementing rules do not apply to our PRC subsidiaries or our PRC resident beneficial owners due to the following reasons: (i) our company was incorporated and controlled by Phoenix TV, a Hong Kong listed company, rather than any PRC residents defined under SAFE Circular 37; (ii) none of the former or current shareholders of the VIEs in China established or acquired interest in our company by injecting the assets of, or equity interest in, the VIEs; and (iii) before the public listing of our ADSs, all of our PRC resident beneficial owners obtained interest in our company through exercise of options granted to them under our employee share option plan. However, we cannot assure you that the PRC government would hold the same opinion as us, and the relevant government authorities have broad discretion in interpreting these rules and regulations. If SAFE or any of its local branches requires our PRC resident beneficial owners to register their interest in our company pursuant to SAFE Circular 37 and the related implementing rules, we will request our PRC resident beneficial owners to make the necessary registration, filings and amendments as required. However, we cannot provide any assurances that these PRC resident beneficial owners will apply for and complete any applicable registrations, filing and amendments. The failure or inability of such PRC resident beneficial owners to do so may subject our PRC subsidiaries to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

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

According to the 2006 M&A Rules, an offshore special purpose vehicle, or SPV, refers to an overseas company controlled directly or indirectly by domestic companies or individuals for purposes of overseas listing of equity interest in domestic companies (defined as enterprises in the PRC other than foreign invested enterprises). If an SPV purchases, for the purpose of overseas listing and by means of paying consideration in shares of such SPV, domestic interests held by PRC domestic companies or individuals controlling such SPV, then the overseas listing by the SPV must obtain the approval of the CSRC. However, the applicability of the 2006 M&A Rules with respect to CSRC approval is unclear. The CSRC currently has not issued any definitive rule concerning whether offerings like the offering contemplated by our company are subject to the 2006 M&A Rules and related clarifications.

Our PRC counsel, Zhong Lun Law Firm, has advised us that the 2006 M&A Rules do not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the New York Stock Exchange, given that:

•
the CSRC approval requirement applies to SPVs that acquired equity interest in PRC companies through share exchanges and seek overseas listing;
•
Fenghuang On-line was incorporated indirectly by Phoenix TV, a Hong Kong-listed company, rather than an SPV as defined under the 2006 M&A Rules; and
•
Fenghuang On-line was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition by our company of the equity interest or assets of any “domestic company” as defined under the 2006 M&A Rules, and no provision in the 2006 M&A Rules classifies the contractual arrangements between Fenghuang On-line and each of the VIEs as a type of acquisition transaction falling under the 2006 M&A Rules.

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

In addition, on February 17, 2023, CSRC issued a new set of regulations consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines (collectively, the “Trial Measures and Supporting Guidelines”), which came into effect on March 31, 2023. The Trial Measures and Supporting Guidelines regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. A “direct” overseas offering and listing by domestic companies refers to such overseas offering and listing by a joint-stock company incorporated domestically. An “indirect” overseas offering and listing by domestic companies refers to such overseas offering and listing by a company in the name of an overseas incorporated entity, whereas the company’s major business operations are located domestically and such offering and listing is based on the underlying equity, assets, earnings or other similar rights of a domestic company. The Trial Measures and Supporting Guidelines apply to overseas offerings by domestic companies of equity shares, depository receipts, convertible corporate bonds and other equity securities that are offered and listed overseas, and we may be required to submit filings to the CSRC in connection with future issuances of our equity securities to foreign investors. In order to support domestic companies’ overseas securities offering and listing pursuant to PRC laws and regulations, as a supplement to the Trial Measures, on February 24, 2023, CSRC and other three PRC regulatory authorities jointly issued the Confidentiality and Archives Administration Provisions, which took effect on March 31, 2023, according to which, a domestic company that seeks overseas offering and listing and the securities companies and securities service providers that undertake relevant businesses shall strictly abide by applicable PRC laws and regulations, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. For more information with respect to the Trial Measures and Supporting Guidelines and the Confidentiality and Archives Administration Provisions, see “Regulatory Matters — Regulation of Overseas Listing.” As the Trial Measures and Supporting Guidelines and the Confidentiality and Archives Administration Provisions are relatively new, therefore there are substantial uncertainties with respect to their interpretation and implementation.

If the CSRC, CAC or other relevant PRC regulatory agencies subsequently determine that approval is required for any of our future offerings of securities overseas or to maintain the listing status of our ADSs, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC, CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our ADSs. If we proceed with any of such offering or maintain the listing status of our ADSs without obtaining the CSRC’s or other relevant PRC regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements, which might be adopted for offerings that we have completed prior to the publication of the above-referenced opinions, we may face regulatory actions or other sanctions from the CSRC, CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, which in turn could cause the value of our ADSs to significantly decline or become worthless.

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

Our PRC legal counsel has advised us that an approval from MOFCOM is not required under 2006 M&A Rules for our contractual arrangements between Fenghuang On-line and each of the VIEs, based on their understanding of the current PRC laws, rules and regulations, given that Fenghuang On-line was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition by our company of the equity interest or assets of any “domestic company” as defined under the 2006 M&A Rules, and no provision in the 2006 M&A Rules classifies the contractual arrangements between Fenghuang On-line and each of the respective VIEs as a type of acquisition transaction falling under the 2006 M&A Rules.

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

Political tensions between the United States and China have escalated in recent years due to, among other things, the trade war between the two countries since 2018, the COVID-19 outbreak, the PRC National People’s Congress’ passage of Hong Kong national security legislation, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government, various executive orders issued by former U.S. President Donald J. Trump such as the one issued in August 2020 that prohibits certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and the respective subsidiaries of such companies, the executive order issued in November 2020 that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies” named in such executive order, as well as the executive order issued in January 2021 that prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain “Chinese connected software applications”, including Alipay and WeChat Pay, as well as the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by MOFCOM, on January 9, 2021 which will apply to Chinese individuals or entities that are purportedly barred by a foreign country’s law from dealing with nationals or entities of a third country. Rising political tensions between China and the U.S. could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may have the effect of restricting our ability to transact or otherwise do business with entities within or outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. If we were unable to conduct our business as it is currently conducted as a result of such regulatory changes, our business, results of operations and financial condition would be materially and adversely affected.

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

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB is subject to laws in the United States, pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.

The HFCA Act was signed into law on December 18, 2020 and amended pursuant to the Consolidated Appropriations Act, 2023 on December 29, 2022. Under the HFCA Act and the rules issued by the SEC and the PCAOB thereunder, if we have retained a registered public accounting firm to issue an audit report where the registered public accounting firm has a branch or office that is located in a foreign jurisdiction and the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, the SEC will identify us as a “covered issuer”, or SEC-identified issuer, shortly after we file with the SEC a report required under the Securities Exchange Act of 1934, or the Exchange Act (such as our annual report on Form 20-F) that includes an audit report issued by such accounting firm; and if we were to be identified as an SEC-identified issuer for two consecutive years, the SEC would prohibit our securities (including our shares or ADSs) from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

In December 2021, the PCAOB made its determinations, or the 2021 determinations, pursuant to the HFCA Act that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong including our registered public accounting firm. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 that included an audit report issued by our registered public accounting firm on April 28, 2022, the SEC conclusively identified us as an SEC-identified issuer on May 26, 2022. As such, we are required to satisfy additional disclosure requirement for SEC-identified issuers that are also foreign issuers in this annual report. See “Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.”

Following the Statement of Protocol signed between the PCAOB and the China Securities Regulatory Commission and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our registered public accounting firm, is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this annual report or at the time of issuance of the audit report included herein. As such, we do not expect to be identified as an SEC-identified issuer again in 2023. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in mainland China or Hong Kong is obstructed by the PRC authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCA Act. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future.

If we are identified as an SEC-identified issuer again in the future, we cannot assure you that we will be able to change our auditor or take other remedial measures in a timely manner, and if we were to be identified as an SEC-identified issuer for two consecutive years, we would be delisted from the NYSE and our securities (including our shares and ADSs) will not be permitted for trading “over-the-counter” either. If our securities are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition or any threat thereof would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition or any threat thereof would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. Moreover, the implementation of the HFCA Act and other efforts to increase the U.S. regulatory access to audit information could cause investor uncertainty as to China-based issuers’ ability to maintain their listings on the U.S. national securities exchanges and the market price of the securities of China-based issuers, including us, could be adversely affected.

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

On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with the SEC requirements could ultimately lead to the delisting of our ADSs from the New York Stock Exchange or the termination of the registration of our ADSs and Class A ordinary shares under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

The market price for our ADSs has been and is likely to continue to be highly volatile and may be subject to wide fluctuations in response to factors, including the following:

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

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2023, we had 582,324,325 ordinary shares outstanding, including 317,325,360 Class B ordinary shares and 264,998,965 Class A ordinary shares part of which are represented by 5,448,727 ADSs. All ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding are available for sale upon the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. In addition, ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

We fell below the continued listing requirements of the New York Stock Exchange in the past. If we fall below any of the continued listing requirements in the future and cannot regain compliance in time, our ADSs may be delisted and the liquidity and the trading price of our ADSs could be materially and adversely affected.

We fell below the continued listing requirements of the New York Stock Exchange in the past. In particular, as of January 4, 2022, the average closing price of our ADSs was less than US$1.00 per ADS over a consecutive 30 trading-day period. To remedy such non-compliance, we changed the ratio of our ADSs to Class A ordinary shares from the then ADS ratio of one (1) ADS to eight (8) Class A ordinary shares to a new ADS ratio of one (1) ADS to forty-eight (48) Class A ordinary shares, effective May 23, 2022, which had the effect similar to a reverse stock-split and increased the trading price of our ADSs. On June 2, 2022, we were notified by the NYSE that we had regained compliance with NYSE’s continued listing criteria regarding the price of the ADSs since the average closing price of the ADSs for the consecutive 30 trading days ended May 31, 2022 indicated that our ADS price was above the NYSE’s minimum requirement of US$1.00 based on a 30-trading day average. We cannot assure you, however, that the trading prices of our ADSs will not fall below NYSE’s continued listing standard again in the future, nor that we will always be able to maintain compliance with the other continued listing requirements of the NYSE. Should we fail to comply with any of the NYSE’s continued

listing requirements and fail to regain compliance during any cure period that may be allowed by the NYSE, our ADSs may be delisted from the NYSE, and the liquidity and the trading price of our ADSs could be materially and adversely affected.

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

The Cayman Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities, which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act (As Revised), or the “Cayman ES Act”, came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities, which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019, onwards. As each of our company and its subsidiary, Fread Limited, is an exempted company incorporated in the Cayman Islands, compliance obligations include filing annual notifications, which need to state whether any of our company or Fread Limited is carrying out any relevant activities and if so, whether our company or Fread Limited (as the case may be) has satisfied economic substance tests to the extent required under the Cayman ES Act.

One of our subsidiaries, or the BVI Subsidiary, is a business company incorporated under the laws of the British Virgin Islands, or BVI, prior to January 1, 2019. Pursuant to the Economic Substance (Companies and Limited Partnerships) Act (As Revised), of the British Virgin Islands, or the “BVI ES Act”, that came into force on January 1, 2019, a “legal entity” that carries on a “relevant activity” is required to satisfy the economic substance test set out in the BVI ES Act. A “legal entity” (which based on the current interpretation of the BVI ES Act, includes a business company incorporated in the British Virgin Islands but does not include an entity that is resident for tax purposes in a jurisdiction outside the British Virgin Islands which is not on Annex 1 to the EU list of non-cooperative jurisdictions for tax purposes) carrying on any “relevant activity” is required to satisfy the economic substance test as set out in the BVI ES Act. “Relevant activities” include any of the following activities: banking business, insurance business, fund management business, finance and leasing business, distribution and service centre business, shipping business, holding business, intellectual property business and headquarters business, but does not include investment fund business. To the extent that a “legal entity” carries on no relevant activity other than holding equity participations in other entities and earning dividends and capital gains, it will be subject to reduced economic substance requirements in accordance with the BVI ES Act.

As there are still uncertainties regarding the interpretation and implementation of the Cayman ES Act and the BVI ES Act, it is not possible at this stage to be definitive as to the extent of substance that our company, Fread Limited or the BVI Subsidiary will be required to have in the Cayman Islands or BVI respectively.

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

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. Moreover, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of United States courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. In addition, there is uncertainty as to whether such Cayman Islands or PRC courts would be competent to entertain original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state in the United States.

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

Fenghuang On-line was established in December 2005. On December 31, 2009, Fenghuang On-line entered into a series of contractual arrangements with each of Tianying Jiuzhou and Yifeng Lianhe and their respective shareholders to govern our relationships with Tianying Jiuzhou and Yifeng Lianhe, at which time we became operational in our current corporate structure. During the first quarter of 2021, Fenghuang On-line terminated the contractual agreements with Yifeng Lianhe and then entered into a series of new contractual arrangements with Fenghuang Ronghe. Shareholders of Yifeng Lianhe transferred all of their equity interest in Yifeng Lianhe to Fenghuang Ronghe, as a result of which Yifeng Lianhe became a wholly owned subsidiary of Fenghuang Ronghe. The contractual arrangements with Tianying Jiuzhou and Fenghuang Ronghe and their respective shareholders allow us to effectively control Tianying Jiuzhou and Fenghuang Ronghe (and indirectly control their respectively subsidiaries such as Yifeng Lianhe) and to derive substantially all of the economic benefits from them. See “—C. Organizational Structure — Contractual Arrangements with the VIEs.”

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

We hold 50% of the equity interest in Tianbo. Before April 2019, as we had significant influence over financial and operating decision-making, we accounted for the 50% equity interest by using the equity method of accounting. On April 1, 2019, we obtained control over Tianbo and consolidated Tianbo starting from April 1, 2019. See “—C. Organizational Structure” for more details.

On May 23, 2022, we effected a change of the ratio of our ADSs to Class A ordinary shares from the then ADS ratio of one (1) ADS to eight (8) Class A ordinary shares to a new ADS ratio of one (1) ADS to forty-eight (48) Class A ordinary shares.

In March 2023, Mr. Shuang Liu resigned from his position as the Chief Executive Officer and a director of the company, and Mr. Yusheng Sun, an executive director, deputy chief executive officer, editor-in-chief, and a member of the Nomination Committee of Phoenix TV, was appointed as the Chief Executive Officer of the company.

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

B. Business Overview

We are a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, we enable consumers to access professional news and other quality information and UGC, on the Internet and through their PCs and mobile devices. Our premium content is organized in major verticals such as news, video, military affairs, finance, technology, automobile, real estate, entertainment, sport and fashion. Our main content distribution channels include our PC websites, mobile news application, mobile video application, mobile digital reading applications and mobile Internet websites. We also act as a unique and quality content provider for multiple third-party channels. The appeal of our brand is enhanced by its affiliation with the “Phoenix” (“鳳凰”) brand of Phoenix TV.

We earn revenues from advertising and paid services, which accounted for 88.7% and 11.3% of our total revenues, respectively, in 2022.

We recognize revenues from our advertising services on a net basis, after deducting the agency service fees we pay to advertising agencies and the value-added tax, or VAT, and the cultural development fee. We provide advertising services through PC channel and mobile channel, which accounted for 26.7% and 73.3% of our net advertising revenues, respectively, in 2022. Building on our core competencies of content production capability, dedication to serious journalism and cutting-edge technology, we continue to create values for our advertising clients.

We offer a wide variety of paid services primarily through our mobile channel and operations with the telecom operators and other third parties. Prior to 2021, our paid services revenues were primarily generated from (i) paid contents, which includes digital reading, audio books, paid videos, and other content-related sales activities, (ii) games, which includes web-based games and mobile games, (iii) MVAS, and (iv) others. Beginning from January 1, 2021, MVAS, games and others are referred to collectively as E-commerce and others. For comparison purposes, the revenues from paid services for the year ended December 31, 2020 have been retrospectively re-classified into revenues from paid contents and revenues from E-commerce and others. We derived 38.0% and 62.0% of our paid services revenues, respectively, from our paid contents, and E-commerce and others in 2022. Our paid services revenues decreased from RMB100.3 million in 2021 to RMB89.0 million (US$12.9 million) in 2022, primarily attributable to the decrease in revenues from paid contents caused by the reduction in the content spending of certain customers.

Our Relationship with Phoenix TV

We are a subsidiary of Phoenix TV, a leading Hong Kong-based satellite TV network broadcasting Chinese language content globally and into China. Phoenix TV indirectly owned 54.5% of our ordinary shares and 60.9% of the voting power of our ordinary shares as of March 31, 2023.

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

Our former Chief Executive Officer, Mr. Shuang Liu served as the chief operating officer of Phoenix TV until March 2023. Mr. Yusheng Sun, an executive director, deputy chief executive officer, editor-in-chief and a member of the Nomination Committee of Phoenix TV, was appointed as the Chief Executive Officer of the company.

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

Content Sourcing

Acquired Professional Content. We have entered into content licensing agreements with approximately 508 third-party professional content providers in aggregate. We obtain our print content from major Chinese print media and news wires. Our content sources include companies such as China News Service, Xinhua News Agency and the Huanqiu.com, as well as China’s top image providers. The video content we source from third parties is primarily comprised of news and documentaries, which cater to our users’ preferences. We obtain our third-party video content from major Chinese television broadcasters, such as Dongnan Satellite TV. In addition, according to the 2021 Program Resource License and Cooperation Agreement we entered into with Phoenix TV Group, we have the exclusive right to broadcast copyrighted video content and the derived audio content from three television channels of Phoenix TV and its subsidiaries on the internet in Mainland China. The content that we source from professional related and third parties comprises the majority of the content on our PC websites, mobile applications and mobile websites.

Original Content. Our core competitive differentiation lies in our original content production capabilities. As mobile Internet traffic growth has peaked, we believe that the most effective way to attract and retain users is to produce original content with distinctive characters that are true to our brand. Our original content matrix encompasses a variety of genres including in-depth commentary, investigative reporting, interviews, and premium IP production, in forms of text, image, video and livestreaming. For example, we have an original opinion column titled Eye of the Storm (“风暴眼”), which is distinctively positioned to examine contentious current events. We present the audience with our unique, authentic, and timely interpretation of the issues by conducting meticulous research and exploring a wide array of viewpoints. Our original columns and programs were each produced and presented in a certain voice and style consistent with our branding differentiation. Through this, we intend to not only enhance our brand image, but also create a unique brand affinity among our users and advertisers, which should help us unlock more sustainable long-term value from our brand equity in turn.

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

Content Verticals

We currently provide over 42 interest-based verticals, each of which features integrated text, image, video and livestreaming content and embedded interactive services, such as user surveys and comment postings. Our users can access all of our interest-based verticals’ content through our PC and mobile channel. Our most popular verticals include:

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
•
Real Estate. Based on the media characteristic of our company, the real estate vertical integrates massive resources of the industry and make an objective and detailed interpretation to the real estate market. We provide real estate related information including building details, the information of rental and purchasing of new residential property and second housing, and residential ecological service. The main sections include house.ifeng.com. Fengcx.com is a full-fledged digital media platform that tracks the latest real estate financial news in real time to provide valuable reference for buyers, investors, and enterprises. In 2022, with the launch of ESG channel and the establishment of the first ESG alliance in China's real estate industry, the news production on Fengcx.com will be further enriched.
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
•
Fashion. Our fashion vertical provides coverage on fashion, beauty, weight loss, luxury goods, furniture, art and other popular topics around the theme of refined lifestyle. It offers information on international fashion trends and new fashion concepts. Our fashion vertical covers a variety of luxury topics, including wines, cigars, high-end brand apparel and accessories, as well as services aimed at the high-net-worth population. It also provides real-time coverage of major world fashion events, bringing users the latest information on styles and trends. We organize our Fashion Award Gala in Beijing every year, with the participation of the most popular celebrities and fashion KOLs, the events received positive feedback, further demonstrating our unparalleled brand influence.
•
History. Our history vertical provides content about Chinese and international history. We investigate relatively unexplored historical turning points and events and provide in-depth analyses of historical figures and events.

Content Editing and Production

Content editing and production are critical components of our content production process. We had a team of 275 editors as of December 31, 2022 organized generally by interest-based vertical. We believe that we possess a strong ability to select and distill compelling news stories and frame issues for our users in a distinctive way. Beyond distributing a large amount of news and information in a timely manner, we provide independent social commentary and analyses. We not only edit our videos, primarily consisting of news, documentaries and interviews into short clips but also organize our content by interest-based vertical and segment it further by featured topic. To produce an engaging user experience, we actively combine text, image, video and live broadcasting content and integrate interactive UGC.

Content Monitoring

We implement monitoring procedures for all of our published content to remove inappropriate or illegal content, including but not limited to we-media and UGC from our discussion forum, comments postings and user survey services. As of December 31, 2022, our content screening team consists of six employees and more than 204 outsourced staff members who are responsible for monitoring and preventing the public release of inappropriate illegal content. In addition to the staff of our content screening team, we also take advantage of the assistance of AI technology to ensure the efficiency and safety for our content monitoring. Text, images and video content are screened by our content screening team, which reviews the content on a 24-hour, 3-shift basis and employs monitoring procedures, including (i) technology screening, where a text filtering system screens content based on pre-set key words and identifies suspected information; and (ii) manual review, where the content that passes the technology screening is reviewed by the content screening team and the flagged content identified by our technology is reviewed and confirmed before it can be released. For technology screening, the machine recognizes the video and image content and we use an in-house developed identification system in order to comply with PRC regulatory requirements regarding Internet content.

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

Third-Party Channel

In addition to our own channels, we have opened public accounts on popular social media in China and overseas including but not limited to WeChat, Weibo, Douyin, Kuaishou, Bilibili, Twitter and Facebook to distribute content in certain verticals such as news, product reviews, finance, technology, fashion and entertainment.

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

As is typical in China’s online advertising industry, we primarily enter into advertising service contracts through third-party advertising agencies. We mainly have three types of pricing models, consisting of the Cost Per Day (“CPD”) model, the Cost Per Impression (“CPM”) model, and the Cost Per Click (“CPC”) model. In 2022, our advertising services are primarily on our mobile channel.

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

We have a diverse advertising client base, including both Chinese and international brand advertisers. Our top ten advertisers accounted for 22.8% of our total gross advertising revenues in 2022. Our advertisers generally are in the automobile, e-commerce, financial services, food & beverages, Internet services, appliance, communication services, retail services, public service, etc. In 2022, we strengthened our collaboration with Phoenix TV, which allows us to synergize our resources and client bases, creating a richer and more comprehensive suite of marketing solutions for a broader advertiser base.

Paid Services

Paid services revenues mainly consist of revenues from paid content and E-commerce. Revenues generated from paid contents include fees from digital reading and revenues from the sales of audio books, paid videos, and other content-related sales activities. E-commerce revenues are generated from the sales of goods through our e-commerce platform or other third-party platforms. We have formed a team of professional buyers to select high-end products in categories such as fine culture and creativity, food and wine, and health and wellness. In 2022, we launched our digital collectible platform Phoenix Artworks (“凰家艺品”). In addition to the sale of digital collectibles, it enables us to complement our future events and marketing solutions. The following table sets forth our paid services offerings on third parties’ platforms and our own platforms and the percentage contribution of our various paid services to our paid services revenues and our total revenues in 2022.

Paid Services Offerings	% of Paid Service Revenues	% of Total Revenues
Paid contents
Digital reading, audio books, paid videos, and other content-related sales activities	38.0%	4.3%
E-commerce and others
E-commerce, MVAS, games and others	62.0%	7.0%

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

Marketing and Promotion

We employ a variety of traditional and online marketing programs and promotional activities to build our brand as part of our overall marketing strategy. We focus on building brand awareness and growing our user base through proactive public relations and innovative and interactive marketing activities and events. In December 2022, we organized the iFeng Finance Summit, which featured a stellar lineup of distinguished speakers including authority figures in the field of politics, finance and academia. The performance data of the event reached a historical high, with over 2.0 billion reads and 1.2 billion video plays across the Internet, making it one of the most high profile industry events during the year.

We believe that our distinguished content and high-quality services lead to strong word-of-mouth promotion, which drives consumer awareness of our brand in China. In addition, our engagement in philanthropic activities, such as our Activist League (“行动者联盟”), helps associate our brand with social responsibility. In December 2022, we hosted The Activist League Charity Grand Ceremony online, which is a charity event where enterprises, philanthropist, media, celebrities and minority ethnic groups jointly promote social welfares. This event was reported by a number of leading media outlets, such as Phoenix TV, huanqiu.com and ThePaper.cn, which generated more than 350 million exposures across the Internet.

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

Research and Development

In 2022, we continued to improve our advertising solution products as well as focus on improving our convergence model across PC, mobile and TV in order to provide our users easier access to our premium content through any device. In particular, we continued to introduce and improve our mobile applications and strengthened commercial products in certain of our verticals. For example, we internally developed an analytic platforms named Fengyan (“凤眼”) to track and analyze certain real-time user behavior data under user consent. Through Fengyan we can better understand user’s profile and reading preference, and provide reference data for future content production and performance advertising solution. We also have an in-house Data Management Platform to better analyze and manage advertising data and help improve the targeting accuracy of advertisements. Another platform we launched is Fengyu (“凤羽”). Fengyu is a customizable and self-service marketing solution that operates under a bidding system. Customers are able to target users based on gender, age, geographic location, interests, device type, etc. Customers can place performance-based ads directly by themselves using our self-service advertising system. We launched Fengyi (“凤翼”), another customizable marketing solution, catering to premium advertising demands. Following the success of these two platforms, we decided to develop Fengfei (“凤飞”), an advertising platform that we built based on in-app advertisement solutions. The platform enables mobile application developers with less traffic to access our commercial resources, advertising data, and service capabilities through a set of advertising monetization solutions. In 2020, 2021 and 2022, our total technology and product development expenses, including related share-based compensation, were RMB172.0 million, RMB158.6 million and RMB131.8 million (US$19.1 million), respectively.

Infrastructure and Technology

Our technology platforms have been designed for reliability, speed, scalability and flexibility and are administered by our in-house technology department. We have access to a network of approximately 200 self-owned and leased servers across China mainland and Hong Kong with power supply and power generator backup. We have developed our server operations based on Linux and other open source software, which has allowed us to lower software related investment and enhance our network reliability. In addition, we migrated our services and products to approximately 2,000 cloud-based servers that we lease from third-party operators to effectively control our operation and maintenance costs.

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

Data Analysis Technology. Based on commercial big data, we developed a data analytical system, which has successfully helped to build a comprehensive analytical chain of big data and helped us to achieve our goals of making precise and efficient commercial strategy decisions. This system delivers comprehensive and consultative data ranging from distribution channel, content to manpower. We can access advertising exposure data as well as clicks and its corresponding costs on all business platforms, such as our PC websites, mobile applications and mobile websites. In addition, this system possesses flexible mechanics for organizing and analyzing data, with relatively lower cost.

Cloud Computing. We have built a distributed file system, which provides file access services to our content management system, and is anticipated to become a streaming media service and core storage system for each of our CDN nodes. We have commenced our distributed computing platforms project, which provides large-scale computer capacity support for our raw access log and transcoding computing-intensive applications. We have also deployed an open source virtualization cluster to integrate multiple small applications, which significantly reduces our IT costs. To upgrade our system infrastructure and lower our bandwidth costs, we increasingly use cloud computing system in 2022.

Intelligent Recommender System (IRS). Our technical department developed a real-time, personalized recommender system, which produces a list of contents through algorithm-based system and expert system, to predict contents that the user may have an interest in, and to recommend additional items with similar properties. Powered by cutting-edge algorithm technology, we are able to provide useful and relative news and information to our users, and also well-equipped to provide enhanced advertising solutions that target users based on their exhibited preferences.

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

We are committed to living up to our social responsibilities and to facilitate meaningful public affairs dialogue. Leveraging our own advantages as a media company and our brand influence, we provide public welfare information and organize charity events through our media platform to gather resources from charitable organizations, media partners and caring enterprises, with the aim of promoting charity, facilitating public welfare and environmental protection projects and making contributions to the society's sustainable development. For example, we launched the Activist League in 2016, aiming at establishing a charity event platform for the mutual aid and cooperation among charitable organizations, creative industries, celebrities and caring companies, and through the platform providing extra media resources and corporate support to the charitable parties. Meanwhile, the platform also gathers and selects from all sectors of the society innovative charity projects, which are suitable for dissemination through new media, covering a multiple of areas such as caring for autistic children, environmental protection and animal protection, etc. In the past six years, the Activist League has launched a series of solutions focusing on wildlife protection and child safety issues, such as the Tape Pledge and Brave Babe, which not only won awards both at home and abroad, facilitated the spread of the social design concept in China, but also earned high recognition from the United Nations through promoting the practice of the United Nations' Sustainable Development Goals in China and around the world. Girls Protection, an important project of the Activist League, has brought children sexual abuse prevention and puberty health education courses to 31 provinces in China, covering nearly 3 million children and over 0.5 million parents. In June 2022, the Activist League platform also held the Corporate and Social Responsibility and Innovation Forum event in Beijing.

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

In the area of environmental protection, our operations do not produce or discharge any industrial waste that is hazardous to the environment and we maintain compliance with the environment laws and regulations in the PRC. We are committed to carbon mitigation measures and will continue to explore ways to further improve energy efficiency. We ask our employees to be mindful of the environment when consuming office supplies.

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. We also enter into confidentiality, non-compete and invention assignment agreements with our employees and consultants and nondisclosure agreements with selected third parties. We had 346 PRC software registrations and owned 54 domain names, including ifeng.com, as of March 31, 2023.

We have also designed proprietary logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2023, Tianying Jiuzhou owned 475 PRC registered trademarks, six of which were transferred from Phoenix Satellite Trademark Limited, and 18 international registered trademarks, include three Hong Kong registered trademarks and three Macau registered trademarks, and Yifeng Lianhe owned 65 PRC registered trademarks. Tianying Jiuzhou and Yifeng Lianhe continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited. For information about the risks related to our use of licensed trademarks and our plans to remedy such risks, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The VIEs and their respective shareholders do not own all the trademarks used in their value-added telecommunications services, which may subject them to revocation of their licenses or other penalties or sanctions.”

Employees

We had 1,305, 1,245 and 893 employees as of December 31, 2020, 2021 and 2022, respectively. The table below sets forth the number of employees categorized by function as of December 31, 2022:

Function	Number of Employees
Management and administration	117
Content development	275
Mobile products and services	77
Technology and product development	133
Sales and marketing	291
Total	893

The number of our employees decreased from 1,245 as of December 31, 2021 to 893 as of December 31, 2022 primarily because we implemented cost control measures and optimized our employee structure to increase operating efficiency.

As of December 31, 2022, we had 697, 33 and 48 employees located in Beijing, Shanghai and Guangzhou, respectively, and 115 employees located in other locations in China. Currently we do not have any employees located outside of China.

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

Facilities

Our executive office is located at Sinolight Plaza, Floor 16, No. 4 Qiyang Road, Wangjing, Chaoyang District, Beijing 100102, People’s Republic of China. We maintain a number of offices in Beijing, Shanghai and Guangzhou under leases with terms ranging from one to five years. As of December 31, 2022, we leased an aggregate of 11,106 square meters of office space in Beijing and 5,324 square meters of office space in other regions in China for use as office space for our employees.

We believe that our leased facilities are adequate to meet our needs for the foreseeable future, and that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansions.

Legal and Administrative Proceedings

From time to time, we are involved in claims and legal proceedings that arise in the ordinary course of business. We are currently a party to certain legal proceedings and claims, which in the opinion of our management, adequate provisions have been recorded to cover the probable loss of those that can be reasonably estimated, while other claims are considered would not have material adverse effect, individually or in the aggregate, on our financial position, results of operations or cash flows. From January 1, 2022 to March 31, 2023, we have been subject to 271 cases in the PRC, 146 of which have been concluded. The aggregate amount of damages awards and settlements paid by us was RMB3.5 million. Government authorities may also impose administrative penalties on us if they find that we have infringed third parties’ intellectual property rights.

In November 2016, China Youth Book Inc. and Dewey Press LLC filed a claim against Tianying Jiuzhou and our company for intellectual property infringement of such work based on the above-mentioned finding of the National Copyright Bureau, and the related claim for damage was approximately RMB235.8 million, even though the actual income we generated from such work was less than RMB1,500. This claim was withdrawn by the plaintiffs in January 2018. In April 2018, we received notices from the local court that the plaintiffs have filed a lawsuit against us again for the same claim, with the related claim for damages reduced to approximately RMB99.8 million. In April 2020, we received the judgment from the local court, which ordered us to pay the plaintiffs a total of approximately RMB1.0 million as economic compensation and reimbursement of the plaintiff’s reasonable expenses. After the plaintiff filed an appeal against the judgment made by the local court, the appellate court made the final judgment in December 2020 and upheld the local court’s decision. Tianying Jiuzhou has subsequently paid a total of approximately RMB1.0 million in damages to the plaintiff and fulfilled its obligation under the judgment. In June 2021, the plaintiff applied for a retrial with the Supreme People’s Court and the Supreme People’s Court conducted a hearing on the matter of retrial. As of the date of this annual report, we have not received any notification from the Supreme People’s Court with respect to the retrial and we cannot assure you that the Supreme People’s Court will not order a retrial for this case.

Litigation is subject to inherent uncertainties and our view of these matters may change in the future. There exists the possibility of a material adverse impact on our financial position, results of operations or cash flows for the period in which the unfavorable outcome occurs, and potentially in future periods.

Regulatory Matters

Licenses and Permissions Requirements

Except for as disclosed in “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our lack of an Internet audio-visual program transmission license has exposed, and may continue to expose, us to administrative sanctions, including the banning of our paid mobile video services and video advertising services, which would materially and adversely affect our business and results of operation,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services or to cease the Internet access services provided by third parties to us. In 2022, approximately 87.1% of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain NRTA’s approval for introducing and broadcasting foreign television programs could have a material adverse effect on our ability to conduct our business,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain certain permits for our advertising services that contain drug-related information would subject us to penalties,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain or maintain all applicable permits and approvals, or fail to comply with PRC regulations, relating to Internet publishing services, our ability to conduct our digital reading business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions,” we have received all material permissions that are, or may be, required for our operations in China, and no material permission has been denied from us by relevant authorities in China. As of the date of this annual report, we have not been informed by any PRC government authority of any requirement for us to obtain permission for issuance of our ADSs to foreign investors. However, there remains some uncertainty as to how the relevant PRC laws, rules and regulations will be interpreted or implemented. In addition, rules and regulations in China can change quickly with little advance notice. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be subject to cybersecurity review by regulatory authorities of the PRC in the future” and “Item 3. Key Information—D. Risk Factors —Risks Relating to Doing Business in China— The approval of the China Securities Regulatory Commission, or the CSRC, may have been required in connection with our initial public offering. Our failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.”

The below table sets forth material permissions and/or licenses we have obtained for our operations in China.

Company Name	Company Status	Name of Permission/License	Governing Government Authority
Tianying Jiuzhou	One of the VIEs	Value-added Telecommunications Business Operating License	Beijing Communications Administration
Tianying Jiuzhou	One of the VIEs	Value-added Telecommunications Business Operating License	Ministry of Industry and Information Technology of the People’s Republic of China
Tianying Jiuzhou	One of the VIEs	Online Culture Operating Permit	Beijing Municipal Bureau of Culture and Tourism
Tianying Jiuzhou	One of the VIEs	Publication Operation Permit	Chaoyang District People’s Government of Beijing Municipality
Tianying Jiuzhou	One of the VIEs	Permit for Radio and Television Program Production and Operation	Beijing Municipal Radio and Television Bureau
Tianying Jiuzhou	One of the VIEs	Commercial Performance License	Beijing Municipal Bureau of Culture and Tourism
Tianying Jiuzhou	One of the VIEs	Telecommunications Code Number Resources Operating Certificate	Ministry of Industry and Information Technology of the People’s Republic of China

Tianying Jiuzhou	One of the VIEs	Certificate of High-tech Enterprise	Beijing Municipal Science & Technology Commission, Beijing Municipal Finance Bureau, Beijing Municipal Tax Bureau
Tianying Jiuzhou	One of the VIEs	Zhongguancun Science Part High and New Technology Enterprise	Administrative Commission of Zhongguancun Science Park
Tianying Jiuzhou	One of the VIEs	Internet Religious Information Service License	Beijing Committee for Ethnic and Religious Affairs
Tianying Jiuzhou	One of the VIEs	Filing of Internet Information Service Algorithm	the Cyberspace Administration of China
Yifeng Lianhe	Subsidiary of one of the VIEs	Value-added Telecommunications Business Operating License	Beijing Communications Administration
Yifeng Lianhe	Subsidiary of one of the VIEs	Value-added Telecommunications Business Operating License	Ministry of Industry and Information Technology of the PRC
Yifeng Lianhe	Subsidiary of one of the VIEs	Online Culture Operating Permit	Beijing Municipal Bureau of Culture and Tourism
Yifeng Lianhe	Subsidiary of one of the VIEs	Publication Operation Permit	Beijing Municipal Bureau of Press and Publication
Yifeng Lianhe	Subsidiary of one of the VIEs	Internet Medicine Information Service Qualification Certificate	Beijing Municipal Medical Products Administration
Yifeng Lianhe	Subsidiary of one of the VIEs	Telecommunications Code Number Resources Operating Certificate	Ministry of Industry and Information Technology of the People’s Republic of China
Yifeng Lianhe	Subsidiary of one of the VIEs	Filling of Third-party Platform Provider for Online Food Trading	Beijing Municipal Medical Products Administration
Yifeng Lianhe	Subsidiary of one of the VIEs	Filing of Foreign Trade Business Operators	Chaoyang District Commerce Bureau of Beijing Municipality
Yifeng Lianhe	Subsidiary of one of the VIEs	Customs Record Return Receipt for Consignees and Consignors of Import and Export Goods	Chaoyang District Customs District of Beijing Municipality P.R.China
Yifeng Lianhe	Subsidiary of one of the VIEs	Filing Certificate of Art Operators	Chaoyang District Bureau of Culture and Tourism of Beijing Municipality
Yifeng Lianhe	Subsidiary of one of the VIEs	Filing of Blockchain Information Service	the Cyberspace Administration of China
Fengyu Network	Subsidiary of one of the VIEs	Value-added Telecommunications Business Operating License	Beijing Communications Administration
Fengyu Network	Subsidiary of one of the VIEs	Online Culture Operating Permit	Beijing Municipal Bureau of Culture and Tourism
Fengyu Network	Subsidiary of one of the VIEs	Publication Operation Permit	Beijing Municipal Bureau of Press and Publication
Fengyu Network	Subsidiary of one of the VIEs	Permit for Radio and Television Program Production and Operation	Beijing Municipal Radio and Television Bureau
Fengyu Network	Subsidiary of one of the VIEs	Commercial Performance License	Beijing Municipal Bureau of Culture and Tourism
Fengyu Network	Subsidiary of one of the VIEs	Filing Certificate of Art Operators	Chaoyang District Bureau of Culture and Tourism of Beijing Municipality
Beijing Fengyue Culture Technology Co., Ltd.	Subsidiary of one of the VIEs	Value-added Telecommunications Business Operating License	Beijing Communications Administration
Beijing Fengyue Culture Technology Co., Ltd.	Subsidiary of one of the VIEs	Online Culture Operating Permit	Beijing Municipal Bureau of Culture and Tourism
Beijing Fengyue Culture Technology Co., Ltd.	Subsidiary of one of the VIEs	Permit for Radio and Television Program Production and Operation	Beijing Municipal Radio and Television Bureau
Beijing Fengyue Culture Technology Co., Ltd.	Subsidiary of one of the VIEs	Publication Operation Permit	Beijing Municipal Bureau of Press and Publication
Beijing Fengyue Culture Technology Co., Ltd.	Subsidiary of one of the VIEs	Filing Certificate of Art Operators	Chaoyang District Bureau of Culture and Tourism of Beijing Municipality
Shanghai Fengyu Video Technology Co., Ltd.	Subsidiary of one of the VIEs	Value-added Telecommunications Business Operating License	Ministry of Industry and Information Technology of the People’s Republic of China
Shanghai Fengyu Video Technology Co., Ltd.	Subsidiary of one of the VIEs	Permit for Radio and Television Program Production and Operation	Beijing Municipal Radio and Television Bureau

Huanyou Tianxia	Subsidiary of one of the VIEs	Telecommunication and Information Services Business License	Beijing Communications Administration
Huanyou Tianxia	Subsidiary of one of the VIEs	Publication Operation Permit	Beijing Municipal Bureau of Press and Publication
Huanyou Tianxia	Subsidiary of one of the VIEs	Food Operation Licenses	Chaoyang District Market Regulation Administration of Beijing Municipality
Fenghuang On-line	Our PRC subsidiary	Certificate of High-tech Enterprise	Beijing Municipal Science & Technology Commission, Beijing Municipal Finance Bureau, Beijing Municipal Tax Bureau
Fenghuang On-line	Our PRC subsidiary	Zhongguancun Science Part High and New Technology Enterprise	Administrative Commission of Zhongguancun Science Park
Fenghuang Yutian	Our PRC subsidiary	Certificate of High-tech Enterprise	Beijing Municipal Science & Technology Commission, Beijing Municipal Finance Bureau, Beijing Municipal Tax Bureau
Fenghuang Yutian	Our PRC subsidiary	Zhongguancun Science Part High and New Technology Enterprise	Administrative Commission of Zhongguancun Science Park
Fenghuang Borui	Our PRC subsidiary	Certificate of High-tech Enterprise	Beijing Municipal Science & Technology Commission, Beijing Municipal Finance Bureau, Beijing Municipal Tax Bureau
Fenghuang Borui	Our PRC subsidiary	Zhongguancun Science Part High and New Technology Enterprise	Administrative Commission of Zhongguancun Science Park

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

On December 27, 2021, MOFCOM and the NDRC released the Special Management Measures (Negative List) for the Access of Foreign Investment (2021 Version), which became effective on January 1, 2022, to replace the previous Negative List. On October 26, 2022, the MOFCOM and the NDRC released the Catalog of Industries for Encouraging Foreign Investment (2022 Version), which became effective on January 1, 2023, to replace the previous Encouraging Catalogue.

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

Administrative Provisions on Internet Information Service Algorithm Recommendation (2022). The Administrative Provisions on Internet Information Service Algorithm Recommendation implements classification and hierarchical management for algorithm recommendation service providers based on varies criteria, and stipulates that algorithm recommendation service providers with public opinion attributes or social mobilisation capabilities shall submit the relevant information within ten business days from the date of providing such services and go through the record-filing formalities. Algorithmic recommendation service providers are required to provide users with options that are not specific to their personal characteristics, or provide users with convenient options to cancel algorithmic recommendation services. If the users choose to cancel the algorithm recommendation service, the algorithm recommendation service provider shall immediately stop providing relevant services. Algorithmic recommendation service providers shall provide users with the function to select or delete user labels of personal characteristics, which are used for algorithmic recommendation services. In violation of such provisions, the algorithm recommendation service providers may be ordered to effect rectification by the relevant competent authorities; where they fail to effect rectification or if the circumstances are serious, a fine of no less than RMB10,000 but no more than RMB100,000 may be imposed, and the relevant competent authorities may order them to suspend information updating. As of the date of this annual report, we are in the process of such record-filing formalities. There is uncertainty as to whether we will be able to complete such record-filing.

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

Regulations for Administration of Foreign-Invested Telecommunications Enterprises (2022, revised), or the FITE Regulations, which will take effect on May 1, 2022. Under the FITE Regulations, a foreign entity is prohibited from owning more than 50% of the total equity interest in any value-added telecommunications service business in the PRC.

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

We have designed proprietary logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2023, Tianying Jiuzhou owned 475 PRC registered trademarks, six of which were transferred to it from Phoenix Satellite Trademark Limited, and Yifeng Lianhe owned 65 PRC registered trademarks. Tianying Jiuzhou and Yifeng Lianhe continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited. Therefore, we are currently not in compliance with the MIIT 2006 Notice.

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

Regulation of Online Cultural Activities and Internet Music

The MOC promulgated the new Provisional Measures on Administration of Internet Culture on May 10, 2003, or the Internet Culture Measures, which was further amended in 2011 and 2017. The latest amended Internet Culture Measures became effect on December 15, 2017. The Internet Culture Measures apply to entities that engage in activities related to “online cultural products”. “Online cultural products” are classified as cultural products produced, disseminated and circulated via the Internet that include: (i) online cultural products specifically produced for the Internet, such as online music entertainment, network games, network performance programs, online performing arts, online artworks and online animation features and cartoons; and (ii) online cultural products that are converted from music entertainment, games, performance programs, performing arts, artworks and animation features and cartoons and disseminated via the Internet. Pursuant to the Internet Culture Measures, an entity that intends to commercially engage in any of the following types of activities are required to obtain an Online Culture Operating Permit from the applicable provincial level culture administrative authority:

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

On 9 February 2021, CAC and other six authorities issued the Guiding Opinions on Strengthening the Standardized Management of Network Live Broadcasting, according to which, live streaming platforms that carry out business-oriented online performance activities must hold the online culture operating permit and carry out ICP filing; live streaming platforms that carry out network audio-visual program services must hold the audio-visual program transmission license (or complete the registration in the national network audio-visual platform information registration management system) and carry out ICP filing; live streaming platforms that carry internet news information service must hold Internet news information service license. Live streaming platforms shall file with local cyberspace administration office in a timely manner, and shall cancel its filing immediately after it ceases to provide live streaming services.

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

On July 4, 2016, SAIC issued the Interim Measures for the Administration of Internet Advertising to regulate Internet advertising activities, which became effect on September 1, 2016. According to these measures, no advertisement of any medical treatment, medicines, foods for special medical purpose, medical apparatuses, pesticides, veterinary medicines, dietary supplement or other special commodities or services which are subject to examination by an advertising examination authority as stipulated by laws and regulations shall be published unless it has passed such examination. In addition, no entity or individual may publish any advertisement of prescription drugs or tobacco by means of the Internet. An Internet advertisement shall be identifiable and clearly identified as an “advertisement” so that consumers will know that it is an advertisement. Paid search advertisements shall be clearly distinguished from natural search results. In addition, the following violations shall be forbidden in Internet advertising activities: providing or using any application programs or hardware to intercept, filter, cover, fast forward or otherwise restrict any authorized advertisement of other persons; using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block authorized advertisements of other persons or load advertisements without authorization; or using false statistical data, transmission effect or Internet medium prices to induce incorrect quotations, seek undue interests or damage the interests of other persons. Internet advertisement publishers shall verify related supporting documents, check the contents of the advertisement and be prohibited from publishing any advertisement with nonconforming contents or without all the necessary certification documents. Internet information service providers that are not involved in Internet advertising business activities but simply provide information services shall stop any attempt to publish an advertisement through their information services when they know, or should reasonably know, that such advertisement is illegal. On March 24, 2023, the SAMR promulgated the Measures for Internet Advertising Management, which will become effective on May 1, 2023, to replace the Interim Measures for the Administration of Internet Advertising. The new measures (i) add the provisions on such activities as open-screen advertisements and advertisements sent to intelligent home appliances etc.; (ii) detail the rules on advertising management in some key areas, such as internet advertising with links, advertising paid for ranking, advertising published via algorithmic recommendation, and advertising published via online live streaming; (iii) specify that internet platform operators providing information services shall fulfill obligations of internet information service providers such as recording and keeping relevant information, actively discovering and deleting illegal advertisements, establishing a complaint handling mechanism, and cooperating with market regulatory authorities to monitor advertisements and investigate illegal activities in internet advertisements.

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

In October 2022, SAMR, together with six other government authorities, published the Guiding Opinions on Further Regulating Celebrities’ Endorsements in Advertising, which requires that the operators of advertising release carriers such as internet shall strictly conduct internal review, properly prepare and keep advertising release archives in accordance with law, establish and improve the internal review system for advertising release, intensify the review of the content of advertisements endorsed by celebrities, resolutely correct bad advertising information which (i) violates the correct direction, (ii) creates hype by taking advantage of sensitive topics, or (iii) is vulgar and kitsch, and timely stop the release of advertisements endorsed by illegal or immoral celebrities. Otherwise, the internet information service providers, as a part of the whole chain of endorsement activities, shall assume the related legal liabilities for the illegal endorsement activities.

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

Regulation of Anti-Monopoly

On August 30, 2007, the Standing Committee of the National People’s Congress of the PRC adopted the PRC Anti-Monopoly Law (“AML”), which took effect on August 1, 2008. Pursuant to the AML, monopolistic conduct, including entering into monopolistic agreements, abuses of dominant market position, and concentrations of undertakings that have the effect of eliminating or restricting competition, is prohibited. To further implement the AML and clarify certain issues, the State Council, the MOFCOM, the NDRC, and the SAMR issued several regulations and rules, including the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 and amended on September 18, 2018, the Interim Regulations on the Prohibition of Monopolistic Agreements issued by the SAMR on June 26, 2019 and amended on March 24, 2022, the Interim Regulations on the Prohibition of Conduct Constituting an Abuse of a Dominant Market Position issued by the SAMR on June 26, 2019 and amended on March 24, 2022, the Guiding Opinions for Declaration of Concentrations of Undertakings issued by the MOFCOM on January 5, 2009, amended on June 6, 2014, and re-issued by the SAMR on September 29, 2018, and the Interim Provisions on Reviewing Concentration of Undertakings issued by the SAMR on October 23, 2020 and amended on March 24, 2022.

On June 24, 2022, the Standing Committee of the National People’s Congress issued the PRC AML (Revised 2022), which took effective on August 1, 2022. The revised version (i) makes changes to the merger review process by enabling SAMR to review non-threshold transactions and introducing the stop-clock system, (ii) changes the rules on anticompetitive agreements by abandoning per se treatment for resale price maintenance, introducing a “safe harbor” for vertical monopoly agreement and providing undertakings “may not organize other undertakings to reach a monopoly agreement or provide substantial assistance for other undertakings to reach a monopoly agreement,” (iii) increases in fines imposed on different parties and creates new fines; and (iv) further targets the digital economy by adding language, which prevents undertakings from “using data and algorithms, technologies, capital advantages, platform rules, etc. to engage in monopolistic behavior prohibited by this Law.” Since the revised version was recently promulgated, there exists uncertainties with respect to its interpretation and implementation.

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

On 14 June 2022, the CAC issued a revised version of the Administrative Provisions on Mobile Internet Application Information Services (the “APP Provisions”), which basically reflects the regulatory development since 2016 and further emphasizes that mobile internet app providers shall comply with the relevant provisions on the scope of necessary personal information when engaging in personal information processing activities. According to the APP Provisions, mobile internet app providers shall not compel users to agree to non-essential personal information collection out of any reason and are prohibited from banning users from their basic functional services due to the users’ refusal of providing non-essential personal information.

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

On September 12, 2022, the CAC, issued the Decision on Amending the PRC Cybersecurity Law (Draft for Comments), focusing on the following four aspects: (i) to improve the legal liability system for violating the general provisions on the security of cyber operation; (ii) to amend the legal liability system for the security protection of critical information infrastructure; (iii) to adjust the legal liability system for network information security; and (iv) to amend the legal liability system for the protection of personal information. As of the date of this annual report, the PRC Cybersecurity Law (Draft for Comments) has not been formally adopted.

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

On December 28, 2021, the CAC, NDRC, MIIT and other ten PRC regulatory authorities jointly issued the Cybersecurity Review Measures, effective on February 15, 2022. The Cybersecurity Review Measures require that, (i) any procurement of network products and services by critical information infrastructure operators, which affects or may affect national security, (ii) any data processing activities by network platform operators, which affects or may affect national security, or (iii) any network platform operators, which has personal information of more than one million users and is going to be listed abroad, shall be subject to cybersecurity review. Since the measures were recently promulgated, there exists uncertainties with respect to their interpretation and implementation.

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

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, which took effect on September 1, 2022. The Measures for the Security Assessment of Data Cross-border Transfer requires the data processor providing data overseas and falling under any of the following circumstances to apply for the security assessment of cross-border data transfer by the national cybersecurity authority through its local counterpart: (i) where the data processor intends to provide important data overseas; (ii) where the critical information infrastructure operator and any data processor who has processed personal information of more than 1,000,000 individuals intend to provide personal information overseas; (iii) where any data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients accumulatively since January 1 of the last year intends to provide personal information overseas; and (iv) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC. Furthermore, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment, under which the data processor shall focus on certain factors including, among others, the legitimacy, fairness and necessity of the purpose, scope and method of data cross-border transfer and the data processing of overseas recipients, the risks that the cross-border data transfer may bring to national security, public interests and the legitimate rights and interests of individuals or organizations as well as whether the cross-border data transfer related contracts or the other legally binding documents to be entered with overseas recipients have fully included the data security protection responsibilities and obligations. On August 31, 2022, the CAC, issued the Guidelines for Declaring Data Cross-border Security Assessment (First Edition), which further clarifies the scope of application, declaration methods and processes of data cross-border security assessment. On February 24, 2023, the CAC promulgated the Measures for Standard Contracts for Cross-border Transfers of Personal Information, together with a template of such standard contract as an annex to the Measures, which will take effect on June 1, 2023. Pursuant to the Measures, a personal information processor may enter into the Standard Contract and provide it along with the personal information protection impact assessment report to relevant governmental authorities for filing to ensure the legality of a cross-border transfer of personal information outside the territory of PRC if the following conditions are satisfied: the personal information processor (i) is not a critical information infrastructure operator; (ii) processes personal information of less than one million individuals; (iii) has provided personal information of less than 100,000 individuals overseas in aggregate since January 1 of the preceding year; and (iv) has provided sensitive personal information of less than 10,000 individuals overseas in aggregate since January 1 of the preceding year. For the outbound transfer of personal information that has already happened before the Measures takes effect, if it is found that any such transfer is not in compliance with the Measures, rectification shall be completed within six months upon the effective date of the Measures. Failure to complete such rectification within the prescribed period may result in penalties imposed by the competent governmental authorities.

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

The Standing Committee of National People’s Congress issued the Copyright Law of the PRC, or the Copyright Law, in 1990 and amended it in 2001, 2010 and 2020, respectively. The latest amended Copyright Law became effect on June 1, 2021, pursuant to which, relevant provisions on copyright protection in cyberspace have been further improved, the description of “cinematographic works or works created using methods similar to film making” are revised as “audio-visual works”. According to the Copyright Law, an infringer may be subject to various consequences, which include stopping the infringement, eliminating the damages, apologizing to the copyright owners and compensating the loss of copyright owners, etc. Besides, the Copyright Law further provides that the infringer shall make compensation the on the basis of the actual loss suffered by the copyright owner or the illegal income received by the infringer, where the owner’s actual loss or the infringer’s illegal income is difficult to determine, the compensation shall be referred to the royalties. For deliberate infringement upon copyright and related rights, which constituted severe nature, compensation may be paid ranging from one time to five times the amount determined by the aforesaid methods. Where the owner’s actual loss, the infringer’s illegal or the royalties is difficult to determine, the people’s court shall, on the basis of the seriousness of the infringement, decide the amount of compensation, which consists of the reasonable expenses paid by the copyright owner for right protection ranging from RMB500 to RMB500,000.

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

Our content licensors and users have entered into agreements with us, in which they make an undertaking not to provide or upload any contents that may have infringed on the copyright of any third parties. However, we cannot ensure you that our content licensors or users who upload contents to our PC websites, mobile applications and mobile websites will not infringe on the copyright of any third parties and we could delete any infringed contents in a time manner or at all. We may be consequently subject to copyright infringement claims arising thereof. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have been and expect we will continue to be exposed to intellectual property infringement and other claims, including claims based on content posted on our PC websites, mobile applications, mobile websites and third-party platform accounts, which could be time-consuming and costly to defend and may result in substantial damage awards and/or court orders that may prevent us from continuing to provide certain of our existing services.”

Regulation of Employment

The Labor Law of the PRC, effective on 1 January 1995 and subsequently amended on 27 August 2009 and 29 December 2018, the Employment Contract Law of the PRC, effective on 1 January 2008 and subsequently amended on 28 December 2012 and the Implementing Regulations of the Labor Contract Law of the PRC, effective on 18 September 2008, provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date, on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law of the PRC and its implementation rules also require compensation to be paid upon certain terminations, which significantly affects the cost of reducing workforce for employers. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

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

We understand that the aforesaid registration requirement under SAFE Circular 37, SAFE Circular 13 and the relevant implementing rules do not apply to our PRC subsidiaries or our PRC resident beneficial owners due to the following reasons: (i) our company was incorporated and controlled by Phoenix TV, a Hong Kong listed company, rather than any PRC residents defined under SAFE Circular 37, (ii) none of the former or current shareholders of the VIEs in China established or acquired interest in our company by injecting the assets of, or equity interest in, the VIEs, and (iii) before the public listing of our ADSs all of our PRC resident beneficial owners obtained interest in our company through exercise of options granted to them under our share incentive plan. However, we cannot assure you that SAFE or its local branch would hold the same opinion with us and the relevant government authorities have broad discretion in interpreting these rules and regulations. See “Item 3. Key Information—D. Risk Factors—Risk Relating to Doing Business in China—If the PRC government finds that our PRC beneficial owners are subject to the SAFE registration requirement under SAFE Circular 37 and the relevant implementing rules and our PRC beneficial owners fail to comply with such registration requirements, such PRC beneficial owners may be subject to personal liability, our ability to acquire PRC companies or to inject capital into our PRC subsidiaries may be limited, our PRC subsidiaries’ ability to distribute profits to us may be limited, or our business may be otherwise materially and adversely affected.”

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

On February 17, 2023, CSRC issued a new set of regulations consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines (collectively, the “Trial Measures and Supporting Guidelines”), which came into effect on March 31, 2023. The Trial Measures and Supporting Guidelines regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. A “direct” overseas offering and listing by domestic companies refers to such overseas offering and listing by a joint-stock company incorporated domestically. An “indirect” overseas offering and listing by domestic companies refers to such overseas offering and listing by a company in the name of an overseas incorporated entity, whereas the company’s major business operations are located domestically and such offering and listing is based on the underlying equity, assets, earnings or other similar rights of a domestic company. The Trial Measures and Supporting Guidelines apply to overseas offerings by domestic companies of equity shares, depository receipts, convertible corporate bonds and other equity securities that are offered and listed overseas. For an indirect initial public offering and listing in an overseas market, the issuer shall designate a major domestic operating entity to submit the filing documents to the CSRC, including but not limited to the prospectus within three working days after such application of overseas offering and listing is submitted. The CSRC would, within 20 working days if filing documents are complete and in compliance with the stipulated requirements, complete the filing and publish the filing information on the CSRC’s official website. In addition, subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within three working days after the offering is completed. Meanwhile, overseas offering and listing would be prohibited under certain circumstances, including but not limited to that (i) the offering and listing are expressly forbidden by the PRC laws, regulations and relevant rules; (ii) the intended overseas securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws or (iii) there are material disputes with regard to the ownership of the equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. If a domestic company falls into the circumstances where overseas offering and listing is prohibited prior to the overseas offering and listing, the domestic company shall postpone or terminate the intended overseas offering and listing, and report to the CSRC and competent authorities under the State Council in a timely manner. If domestic companies fail to fulfill the above-mentioned filing procedures or offer and list in an overseas market against the prohibited circumstances, they would be warned and fined up to RMB10 million. The controlling shareholders and actual controllers of such domestic companies that organize or instruct the aforementioned violations would be fined up to RMB10 million and directly liable persons-in-charge and other directly liable persons would be each fined up to RMB5.0 million.

In order to support domestic companies’ overseas securities offering and listing pursuant to PRC laws and regulations, as a supplement to the Trial Measures, on February 24, 2023, CSRC and other three PRC regulatory authorities jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which took effect on March 31, 2023 with the Trial Measures, according to which, a domestic company that seeks overseas offering and listing, and the securities companies and securities service providers that undertake relevant businesses shall strictly abide by applicable PRC laws and regulations and perform relevant confidentiality and archives administration obligations. To be specific, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, (i) any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities and file with competent secrecy administrative department; (ii) any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. A domestic company that provides documents and materials to securities companies and securities service providers shall abide by applicable national regulations on confidentiality in handling such documents and materials, and shall provide a written statement simultaneously.

As the Trial Measures and Supporting Guidelines and the Confidentiality and Archives Administration Provisions are relatively new, there are substantial uncertainties with respect to their interpretation and implementation.

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

C. Organizational Structure

Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our subsidiaries, the VIEs and their subsidiaries, which are significant subsidiaries as defined in rule 1-02(w) of Regulation S-X:

Aligned with our business strategies, we have made the following investments in subsidiaries, affiliates and other business alliance partners in various Internet-related businesses.

As of December 31, 2019, we had loan receivable of approximately RMB9.8 million due from FM Beijing, which had been fully impaired. In April 2020, through a series of debt restructuring transactions, we acquired 19.99% of the equity interest in FM Beijing. In August 2020, we acquired 6.04% equity interest in Humanistic Intelligence through a share exchange transaction related to FM Beijing, and recognized a gain of RMB6.0 million (US$0.9 million) from the transaction, which was included in the income/(loss) from equity method investments, net of impairment item in the consolidated statements of comprehensive income/(loss) of 2020. As the investment in Humanistic Intelligence is redeemable at the option of us, it is not considered in-substance common stock but considered debt securities. Our investment in Humanistic Intelligence is classified as available-for-sale debt investments and reported at fair value. We had fully written down the whole investment in Humanistic Intelligence and recognized an impairment loss related to credit losses of RMB6.0 million in 2022. As of December 31, 2022, the fair value of investment in Humanistic Intelligence was nil.

We made substantial investments in Particle in the form of investments and loans in the past. Particle operates Yidian, a personalized news and life-style information application in China that allows users to define and explore desired content on their mobile devices.

In 2019, we entered into a share purchase agreement with Run Liang Tai Management Limited, or Run Liang Tai, and its designated entities and entered into a series of supplemental agreements thereafter, for our sale of 235,051,527 convertible redeemable preferred shares of Particle. The transaction was arranged to deal in several installments and the last batch transaction was closed on October 19, 2020. We recognized a gain on disposal of available-for-sale debt investments of RMB1,143.8 million and RMB573.9 million in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2019 and 2020, respectively. In September 2022, we paid the withholding tax related to the disposal of available-for-sale debt investments in Particle and recognized an income tax benefit of RMB64.4 million (US$9.3 million), which represented the difference between the actual withholding tax paid in 2022 and the previously accrued withholding tax. In August 2020, we acquired 4,584,209 Series D1 preferred shares of Particle from Run Liang Tai, which were previously pledged to us to secure the repayment of an interest-free loan with the principal of approximately US$9.7 million granted by us to Run Liang Tai. As of the date of this annual report, we held 4,584,209 Series D1 convertible redeemable preferred shares of Particle, which had been accounted for as available-for-sale debt investments, representing an aggregate of approximately 0.60% equity interest in Particle on an as-if converted basis (which reflected the completion of the issuance of additional shares under Particle’s share incentive plan). The fair value of our available-for-sale debt investments in Particle was RMB0.3 million (US$0.04 million) as of December 31, 2022.

In December 2018, we acquired a 25.5% equity interest in Yitian Xindong with a consideration of RMB144.1 million and started to consolidate Yitian Xindong in our financial statements since December 28, 2018. In March 2019, we acquired another 25.5% equity interest in Yitian Xindong with a consideration of RMB144.1 million and held a total of 51.0% equity interest in and a 51.0% voting rights of Yitian Xindong and continued to consolidate Yitian Xindong’s financial statements. In May 2020, we sold all of our equity interest in Yitian Xindong to other investors for a total price of RMB313.6 million in cash. The disposal of Yitian Xindong was qualified for reporting as a “discontinued operation” in our financial statements. See “Item 5. Operating and Financial Review and Prospects — Overview” for further details on the relevant accounting treatment.

We hold 50% of the equity interest in Tianbo. Before April 2019, as we had significant influence over financial and operating decision-making, we accounted for the 50% equity interest by using the equity method of accounting. On April 1, 2019, we obtained control over Tianbo and consolidated Tianbo starting from April 1, 2019. Tianbo is principally engaged in operation of the real estate vertical and sales of real estate advertisements for us.

In November 2018, we acquired a 10% equity interest in Yitong Technology, by investing in newly issued shares of Yitong Technology with a total consideration of RMB13.0 million. Yitong Technology mainly engages in big data application development and operation in China. As our equity investment in Yitong Technology has preferred liquidation rights, it is not considered as in-substance common stock, and should be measured at fair value, with changes in the fair value recognized through net income/(loss). As the investments in Yitong Technology lack readily determinable fair values, we elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. As of December 31, 2022, the carrying value of our equity investment in Yitong Technology was RMB13.0 million (US$1.9 million).

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

In May 2020, our board of directors approved an investment program in selected venture capital funds, according to which, we signed the relevant agreements in relation to a total amount of RMB90.0 million investments and acquired partnership interests in three funds. As of December 31, 2022, we made a total of RMB90.0 million (US$13.0 million) investments in these three funds. Investments in two of such funds with total considerations of RMB60.0 million were accounted for under equity method as significant influence could be imposed by us, and the investment in the other fund of RMB30.0 million was accounted for using the net asset value as a practical expedient under ASC 820. The carrying value of investments in the three funds as of December 31, 2022 were RMB86.4 million (US$12.5 million).

In December 2020, we acquired, through Tianying Jiuzhou, approximately 3.7773% partnership interests in Kesheng Jiada with a consideration of RMB10.0 million, representing 1.0% indirect equity interest in 4K Garden, a company that focuses on developing 4K ultra HD content ecosystem and related technology and 5G+ ultra HD application technology platform. Kesheng Jiada is a special purpose vehicle that holds equity interest in 4K Garden. As the investments in Kesheng Jiada lack readily determinable fair values, we elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. In January 2021, we acquired additional 1.8886% partnership interests in Kesheng Jiada, representing 0.5% indirect equity interest in 4K Garden, with a consideration of RMB5.0 million. As of December 31, 2022, the carrying value of the equity investment was RMB15.0 million (US$2.2 million).

In addition, we previously invested in several other businesses. After considering the operating results of these entities and the likelihood of recovering value from such investments, our equity interest in these businesses have been fully impaired.

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

We do not have any equity interest in Tianying Jiuzhou, Fenghuang Ronghe or their subsidiaries. However, as a result of these contractual arrangements, we are the primary beneficiary of each of Tianying Jiuzhou and Fenghuang Ronghe (including their respective subsidiaries) and account for them as the VIEs under U.S. GAAP. Outstanding equity interest in Tianying Jiuzhou are held by Haiyan Qiao and Ximin Gao. Outstanding equity interest in Fenghuang Ronghe are held by Ming Zou and Xiaojia Wang. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of the VIEs may have potential conflicts of interest with us.”

We have consolidated the financial results of each of Tianying Jiuzhou and Fenghuang Ronghe and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. In 2022, revenues from Tianying Jiuzhou, Fenghuang Ronghe and their subsidiaries accounted for 44.5% of our total revenues.

These contractual arrangements may not be as effective as ownership in providing us with control over the VIEs. If the VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties regarding the interpretation and enforcement of the relevant laws and regulations. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest. See “Item 3. Key Information—D. Risk Factors—We rely on contractual arrangements with the VIEs in China, and their shareholders, for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interest.”

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

Overview of the Contractual Arrangements

The contractual arrangements among Fenghuang On-line, the VIEs and the shareholders of the VIEs enable us to:

•
receive substantially all of the economic benefits from Tianying Jiuzhou and Fenghuang Ronghe and their subsidiaries in consideration for the technical and consulting services provided and intellectual property rights licensed by Fenghuang On-line;
•
exercise effective control over Tianying Jiuzhou and Fenghuang Ronghe and their subsidiaries; and
•
have an exclusive option to purchase all of the equity interest in Tianying Jiuzhou and Fenghuang Ronghe when and to the extent permitted under PRC laws.

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

The Fenghuang On-line Technical Service Agreements also transfer all of the economic benefits of intellectual property created by the relevant VIEs to Fenghuang On-line. To the extent that the relevant VIEs jointly develop business-related technologies with Fenghuang On-line or are entrusted by Fenghuang On-line to develop business-related technologies, the ownership and patent application rights for such technologies are vested in Fenghuang On-line. To extent that the relevant VIEs develop business-related technologies independently, the relevant VIEs are required to promptly notify Fenghuang On-line of such technologies, and Fenghuang On-line has the right to purchase each such technology for RMB1 or the minimum purchase price permitted by then applicable law, or otherwise has priority rights with respect to any transfer or license of such technologies. In addition, Fenghuang On-line controls the patent applications of any business-related technologies created by the relevant VIEs.

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

Pursuant to the Technical Service Agreements, the VIEs have each agreed to pay to Fenghuang On-line an amount equal to a certain percentage of their respective annual revenues, plus a special service fee for certain services rendered by Fenghuang On-line at the request of the relevant VIE. However, the Technical Service Agreements also provide that notwithstanding such agreement as to payment, the actual amount of the service fee may be adjusted upon mutual agreement of the parties. Historically, the VIEs have deducted relevant costs and expenses from the amount that is subject to the service fee payment. In 2020, 2021 and 2022, the VIEs transferred technical service fees of RMB17.4 million, RMB16.8 million and RMB13.5 million (US$2.0 million), respectively, to Fenghuang On-line and the subsidiaries.

Agreements that Provide Us with Effective Control and Grant Fenghuang On-line an Exclusive Option to Purchase all of the Equity Interest in the Respective VIEs When and to the Extent Permitted Under PRC Laws

Voting Right Entrustment Agreements. Each of the Tianying Jiuzhou and Fenghuang Ronghe, their respective shareholders and Fenghuang On-line have entered into a voting right entrustment agreement. Pursuant to the voting right entrustment agreements the shareholders of each relevant VIE have granted a person designated by Fenghuang On-line, or the trustee, the right to exercise their rights as shareholders, including all voting rights, as well as rights to attend and propose the convening of shareholder meetings. Under the voting right entrustment agreements, the respective trustees have the right to access all information regarding the relevant VIE’s operation, business, clients, finances and employees, as well as their financial, business and corporate documentation.

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

Exclusive Equity Option Agreements. Each of the Tianying Jiuzhou and Fenghuang Ronghe, their respective shareholders and Fenghuang On-line have entered into an exclusive equity option agreement, or equity option agreement, pursuant to which Fenghuang On-line has an irrevocable, unconditional and exclusive option to purchase, or to designate other persons to purchase from the shareholders, to the extent permitted by applicable PRC laws, rules and regulations, all of the equity interest in the VIEs. Fenghuang On-line may acquire all of the equity interest in the relevant affiliated entity through one purchase or a series of purchases, the timing, manner and frequency of which are in Fenghuang On-line’s discretion. The purchase price for the entire equity interest is to be calculated based on the paid-up amount of the relevant equity interest or the minimum price permitted by applicable PRC laws, rules and regulations. In addition, the amount borrowed by the respective shareholders from Fenghuang On-line for making the capital contributions to the relevant VIEs under the loan agreements, as described in “—Loan Agreements,” shall offset the purchase price paid for any transfer of equity interest from the respective shareholders to Fenghuang On-line or be immediately repaid by such shareholders in accordance with the terms of the loan agreement.

Under the equity option agreements, the shareholders have agreed that, without Fenghuang On-line’s written consent, they will not take certain actions, including transferring any of their equity interest in the relevant VIEs, disposing or causing the relevant VIEs’ management to dispose of any of the entities’ tangible or intangible assets, terminating any material agreement to which the relevant VIEs are party, appointing or removing any of the relevant VIEs’ directors, supervisors or management members, causing or endorsing the declaration or actual distribution of any profit, bonus, dividends or interests of the relevant VIEs, or causing or endorsing any lending or borrowing or provision of any guarantee or creation of any other security interest other than in the normal course of business, among other actions.

The term of each equity option agreement will expire when all of the equity interest in the relevant VIEs have been duly transferred to Fenghuang On-line or its designated representative. In addition, the equity option agreements provide that neither of the relevant VIEs nor their shareholders may terminate such agreements under any circumstances or on any ground.

The equity option agreements provide that any disputes shall be resolved by the parties through negotiation, and if the parties cannot reach an agreement within thirty days, the dispute shall be submitted to the China International Economic and Trade Arbitration Commission in Beijing. The arbitral awards shall be final and binding upon both parties.

Loan Agreements. Pursuant to the loan agreements among Fenghuang On-line and the respective shareholders of Tianying Jiuzhou and Fenghuang Ronghe, Fenghuang On-line granted interest-free loans to the shareholders of the relevant VIEs in an amount equal to their respective paid-in capital contribution in the relevant VIEs. The loans can be repaid only with proceeds from the sale of all of the respective shareholder’s equity interest in the applicable VIE to Fenghuang On-line or its designated representatives pursuant to the applicable equity option agreement.

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

Equity Pledge Agreements. Each of Tianying Jiuzhou and Fenghuang Ronghe, their respective shareholders and Fenghuang On-line, have entered into an equity pledge agreement. Under the equity pledge agreements, the shareholders have pledged their respective equity interest in the relevant VIEs to Fenghuang On-line to secure the performance of the obligations of the relevant VIEs and the shareholders under the applicable technical service agreements, voting right entrustment agreements, equity option agreements and loan agreements, including, among others, the payment of the service fees, the entrustment of the shareholders’ voting rights in the VIEs, the conditional transfer of the shareholders’ equity interest in the VIEs and the repayment of the shareholder loans with proceeds from the transfer of the shareholders’ equity interest, respectively.

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

We operate digital reading business through Fengyu Network. Historically, we directed the activities that most significantly impact the economic performance of Fengyu Network and derived substantially all of the economic benefits from Fengyu Network through contractual arrangements entered into among Qieyiyou (Beijing) Information Technology Co., Ltd and the shareholders of Beijing Chenhuan Technology Co., Ltd., the entity that previously wholly owned Fengyu Network. In order to streamline organizational structure and control operational costs, we terminated such contractual arrangements in August 2022 and Fengyu Network is currently wholly owned by Tianying Jiuzhou.

Our Relationship with Phoenix TV

We are currently a subsidiary of Phoenix TV, the leading Hong Kong-based satellite TV network broadcasting Chinese language content globally and into China. Phoenix TV owned 54.5% of our outstanding ordinary shares and 60.9% of the voting power of our ordinary shares as of March 31, 2023. Phoenix TV first reported its new media business as one of its business segments in its annual report submitted to the Hong Kong Stock Exchange for the year ended December 31, 2007.

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

Our former Chief Executive Officer, Mr. Shuang Liu served as the chief operating officer of Phoenix TV until March 2023. Mr. Yusheng Sun, an executive director, deputy chief executive officer, editor-in-chief and a member of the Nomination Committee of Phoenix TV, was appointed as the Chief Executive Officer of the company.

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

Overview

We are a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, we enable consumers to access professional news and other quality information and UGC, on the Internet and through their PCs and mobile devices. Our premium content is organized in major verticals such as news, video, military affairs, finance, technology, automobile, real estate, entertainment, sport and fashion. Our main content distribution channels include our PC websites, mobile news application, mobile video application, mobile digital reading applications and mobile Internet websites. We also act as a unique and quality content provider for multiple third-party channels. The appeal of our brand is enhanced by its affiliation with the “Phoenix” (“鳳凰”) brand of Phoenix TV.

We earn revenues from advertising and paid services, which accounted for 88.7% and 11.3% of our total revenues, respectively, in 2022.

We recognize revenues from our advertising services on a net basis, after deducting the agency service fees we pay to advertising agencies and the value-added tax, or VAT, and the cultural development fee. We provide advertising services through PC channel and mobile channel, which accounted for 26.7% and 73.3% of our net advertising revenues, respectively, in 2022. Building on our core competencies of content production capability, dedication to serious journalism and cutting-edge technology, we continue to create values for our advertising clients.

We offer a wide variety of paid services primarily through our mobile channel and operations with the telecom operators and other third parties. Prior to 2021, our paid services revenues were primarily generated from (i) paid contents, which includes digital reading, audio books, paid videos, and other content-related sales activities, (ii) games, which includes web-based games and mobile games, (iii) MVAS, and (iv) others. Beginning from January 1, 2021, MVAS, games and others are referred to collectively as E-commerce and others. For comparison purposes, the revenues from paid services for the year ended December 31, 2020 have been retrospectively re-classified into revenues from paid contents and revenues from E-commerce and others. We derived 38.0% and 62.0% of our paid services revenues, respectively, from our paid contents, and E-commerce and others in 2022. Our paid services revenues decreased from RMB100.3 million in 2021 to RMB89.0 million (US$12.9 million) in 2022, primarily attributable to the decrease in revenues from paid contents caused by the reduction in the content spending of certain customers.

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

For additional information regarding income taxes, see Note 14 of the Notes to the Financial Statements.

Description of Key Statement of Comprehensive Income/(Loss) Items

Revenues

The following table sets forth the principal components of our total revenues by amount and by percentage of total revenues for the years presented.

	For the Years Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Revenues:
Net advertising revenues	1,113,017	92.1	930,025	90.3	696,664	101,007	88.7
Paid services revenues	95,828	7.9	100,306	9.7	89,043	12,910	11.3
Total revenues	1,208,845	100.0	1,030,331	100.0	785,707	113,917	100.0

We derive our revenues from advertising services and paid services.

Advertising Services. Our net advertising revenues accounted for 92.1%, 90.3% and 88.7% of our total revenues in 2020, 2021 and 2022, respectively. We generate our net advertising revenues from payments made by advertisers to place their advertisements on our ifeng.com, mobile Internet websites i.ifeng.com and our mobile applications in different formats over a particular period of time. Such formats generally include but are not limited to banners, newsfeed, videos, text-links, logos, buttons and rich media.

Advertisers purchase our advertising services primarily through third-party advertising agencies. Currently the advertising business has three main types of pricing models, consisting of the CPD model, the CPM model, and the CPC model. We recognize advertising revenues on a net basis after deducting service fees earned by advertising agencies and the VAT and the cultural development fee.

We also earn advertising revenues from related parties, including Phoenix TV, for joint TV and online advertising solutions that we provide together with Phoenix TV to certain Phoenix TV advertising customers, China Mobile Communication Corporation, or China Mobile, and our investees for online advertising services. We also record these revenues as net advertising revenues earned from related parties. Our net advertising revenues earned from related parties accounted for 3.4%, 3.1% and 2.4% of our net advertising revenues in 2020, 2021 and 2022, respectively.

Paid Services. Our paid services revenues contributed 7.9%, 9.7% and 11.3% of our total revenues in 2020, 2021 and 2022, respectively. The following table sets forth our paid services offerings and their respective contributions to our paid services revenues and total revenues in 2020, 2021 and 2022, respectively.

	For the Years Ended December 31,
	% of Paid Services Revenues			% of Total Revenues
Paid Services Revenues*	2020	2021	2022	2020	2021	2022
Paid contents
Digital reading, audio books, paid videos, and other content-related sales activities	48.2	43.0	38.0	3.8	4.2	4.3
E-commerce and others
E-commerce, games, MVAS and others	51.8	57.0	62.0	4.1	5.5	7.0

Note:

* Prior to 2021, paid services revenues comprised of (i) revenues from paid contents, which included digital reading, audio books, paid videos, and other content-related sales activities, (ii) revenues from games, which included web-based games and mobile games, (iii) revenues from MVAS, and (iv) revenues from others. Beginning from January 1, 2021, MVAS, games and others are referred to collectively as E-commerce and others. For comparison purposes, the revenues from paid services for the year ended December 31, 2020 have been retrospectively re-classified into revenues from paid contents and revenues from E-commerce and others.

These revenues were recorded either on gross or net basis depending on the nature of the services that we provided to the customers.

Our paid services revenues generated from China Mobile, a related party, accounted for 31.8%, 29.7% and 26.2% of our paid services revenues in 2020, 2021 and 2022, respectively. We generated paid services revenues of RMB30.5 million, RMB29.8 million and RMB23.3 million (US$3.4 million) from providing services to customers of China Mobile and collecting fees through arrangements with China Mobile in 2020, 2021 and 2022, respectively. The decrease in paid services revenues with China Mobile was primarily due to a decrease in the MVAS revenues mainly resulting from the decline in users’ demand for services provided through telecom operators in China.

VAT and Related Surcharges. We are subject to VAT and related surcharges on the revenues earned for services provided in the PRC. The primary applicable rate of VAT is 6.0% for the years ended December 31, 2020, 2021 and 2022. Related surcharges mainly comprised of urban maintenance and construction tax and education surcharges. The urban maintenance and construction tax are charged at 7%, 5% or 1% of the amount of VAT actually paid depending on where the taxpayer is located. Education surcharges are charged at 3% of the amount of VAT actually paid and local education surcharges are charged at 2% or 1% of the amount of VAT actually paid depending on where the taxpayer is located. We are also subject to a cultural development fee on the provision of advertising services in the PRC and the applicable tax rate is 1.5% of the net advertising revenues, valid until December 31, 2024. The VAT and the cultural development fee are recorded as a reduction item of revenues in the consolidated statements of comprehensive income/(loss). The urban maintenance and construction tax, education surcharges and local education surcharges are recorded in the cost of revenues in the consolidated statements of comprehensive income/(loss).

Cost of Revenues

Our cost of revenues consists primarily of (1) revenue sharing fees, including service fees retained by mobile telecommunications operators, and revenue sharing fees paid to our channel and content partners, (2) content and operational costs, including personnel-related cost associated with content production and certain advertisement sales support personnel, content procurement costs to third-party professional media companies, we-media and other personal content providers and to Phoenix TV Group, direct costs related to in-house content production, channel testing costs, rental cost, depreciation and amortization, the urban maintenance and construction tax, education surcharges and local education surcharges, and other miscellaneous costs, and (3) bandwidth costs. The decrease in cost of revenues from 2021 to 2022 was primarily caused by the strict cost control measures taken in

2022. The following table sets forth the components of our cost of revenues by amount and by percentage of total revenues for the years indicated.

	For the Years Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Cost of revenues:
Revenue sharing fees	19,550	1.6	27,673	2.7	16,969	2,460	2.2
Content and operational costs	482,641	40.0	513,449	49.8	484,857	70,298	61.7
Bandwidth costs	57,095	4.7	56,275	5.5	46,679	6,768	5.9
Total cost of revenues	559,286	46.3	597,397	58.0	548,505	79,526	69.8

Revenue Sharing Fees. We share the revenues generated from some services with the mobile operators through whose networks and/or service platforms we offer our services to our users, and record the revenue sharing fee as cost of revenues. We also share the revenues with business partners through whose platforms or channels we market and distribute our services and with certain content providers, as applicable. The percentage allocations for our revenue sharing are determined with the relevant parties and vary by service.

Content and Operational Costs. Our content costs consist of (i) personnel-related costs, which include share-based compensation associated with content production and advertising sales support staff, (ii) payments we make to third-party professional media companies, (iii) revenue sharing fees we pay to we-media and other personal content providers, (iv) the license fees we pay to Phoenix TV Group for the use of its content, (v) production costs related to our in-house produced content, (vi) the urban maintenance and construction tax, education surcharges and local education surcharges, and (vii) operational costs, which consist of channel testing costs, event costs incurred in connection with advertising revenue-generating activities, rental costs, depreciation and amortization costs, and other miscellaneous costs.

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

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and technology and product development expenses, and include allocations of expenses from Phoenix TV and impairment of goodwill. Share-based compensation is included in our operating expenses as they are incurred. The decrease in operating expenses from 2021 to 2022 was primarily attributable to the decrease in general and administrative expenses as we recognized more allowance for credit losses related to the accounts receivable and notes receivable from Evergrande Group in 2021 and did not recognize so much loss in 2022, and we reversed certain allowance for credit losses in 2022 due to the collection of some long-aged accounts receivables, as well as the decrease in certain operating expense items as a result of the strict cost control measures.

The following table sets forth our operating expenses, divided into their major categories, by amount and by percentage of total revenues for the years indicated.

	For the Years Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Operating expenses:
Sales and marketing expenses	279,429	23.1	276,254	26.8	204,984	29,720	26.1
General and administrative expenses	277,931	23.0	334,189	32.4	91,846	13,316	11.7
Technology and product development expenses	171,989	14.2	158,586	15.4	131,807	19,110	16.8
Impairment of goodwill	22,786	1.9	—	—	—	—	—
Total operating expenses	752,135	62.2	769,029	74.6	428,637	62,146	54.6

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

Related Party Transactions

In 2020, 2021 and 2022, we have entered into transactions with our related parties, including Phoenix TV, China Mobile, and certain investees, that impacted our net advertising revenues, paid services revenues, cost of revenues, sales and marketing expenses and general and administrative expenses. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” The following table sets forth the significant transactions with our related parties.

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(In thousands)
Transactions with the non-US listed part of Phoenix TV Group :
Content provided by Phoenix TV Group	(2,595)	(17,263)	(45,000)	(6,524)
Advertising and promotion expenses charged by Phoenix TV Group	(2,549)	(2,477)	(1,168)	(169)
Corporate administrative expenses charged by Phoenix TV Group	(681)	(1,093)	(1,071)	(155)
Trademark license fees charged by Phoenix TV Group	(4,358)	(4,267)	(3,803)	(551)
Project cost charged by Phoenix TV Group	(487)	(595)	(2,971)	(431)
Revenues earned from Phoenix TV Group	10,635	12,402	13,937	2,021
Transactions with China Mobile:
Advertising revenues earned from China Mobile	23,747	17,464	3,160	458
Paid services revenues earned from and through China Mobile	30,486	29,770	23,297	3,378
Revenue sharing fees and bandwidth costs charged by China Mobile	(6,487)	(6,631)	(4,971)	(721)
Transactions with Investees :
Advertising revenues earned from/(agency service fees paid to) Fengyi Technology	3,721	(1,047)	48	7
Revenues earned from other investees	—	—	142	21
Advertising and promotion expenses charged by Fengyi Technology	(142)	—	—	—

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

Taxation

We are incorporated in the Cayman Islands. Under the current relevant laws of the Cayman Islands, corporate income, capital gains or other direct taxes are not imposed on corporations in the Cayman Islands. In addition, dividend payments are not subject to withholding taxes in the Cayman Islands. We recognized gain on disposal of available-for-sale debt investments of RMB573.9 million, nil and nil in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2020, 2021 and 2022, respectively, which was not subject to any corporate income or capital gains taxes under the current laws of the Cayman Islands.

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

Fenghuang On-line was qualified as an HNTE in 2020, and therefore, Fenghuang On-line was subject to a 15% income tax rate for the years from 2020 to 2022.

Tianying Jiuzhou was qualified as an HNTE in 2020, and therefore, Tianying Jiuzhou was subject to a 15% income tax rate from 2020 to 2022.

In 2020, Fenghuang Yutian was qualified as an HNTE, and therefore, Fenghuang Yutian was subject to a 15% income tax rate from 2020 to 2022.

In 2016, Fenghuang Borui was qualified as a Software Enterprise and was subject to a 12.5% income tax rate in 2020. Fenghuang Borui was qualified as an HNTE in 2021, and therefore, Fenghuang Borui was subject to a 15% income tax rate from 2021 to 2023.

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

We are subject to VAT and related surcharges on the revenues earned for services provided in the PRC. The primary applicable rate of VAT is 6.0% for the years ended December 31, 2020, 2021 and 2022. Related surcharges mainly comprised of urban maintenance and construction tax and education surcharges. The urban maintenance and construction tax are charged at 7%, 5% or 1% of the amount of VAT actually paid depending on where the taxpayer is located. Education surcharges are charged at 3% of the amount of VAT actually paid and local education surcharges are charged at 2% or 1% of the amount of VAT actually paid depending on where the taxpayer is located. We are also subject to a cultural development fee on the provision of advertising services in the PRC and the applicable tax rate is 1.5% of the net advertising revenues, valid until December 31, 2024. The VAT and the cultural development fee are recorded as a reduction item of revenues in the consolidated statements of comprehensive income/(loss). The urban maintenance and construction tax, education surcharges and local education surcharges are recorded in the cost of revenues in the consolidated statements of comprehensive income/(loss). For more information about risks related to potential changes in the taxes applicable to us, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — The discontinuation of any of the preferential tax treatments available to us in China could materially and adversely affect our operating results and financial condition.”

A. Operating Results

Selected Consolidated Financial Information

We sold all of our investment in Yitian Xindong on May 18, 2020 and the disposal of Yitian Xindong was qualified for reporting as a “discontinued operation” in our financial statements. See “Item 4. Information on the Company — C. Organizational Structure — Our Corporate Structure” for further details. Accordingly, the historical financial results of Yitian Xindong for the year ended December 31, 2020 are reflected in our audited consolidated financial statements included in this annual report as discontinued operations, and historical results discussed elsewhere in this annual report exclude such results unless they are expressly included.

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

	For the Years Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Consolidated Statements of Comprehensive Income/(Loss) Data
Revenues:
Net advertising revenues	1,113,017	92.1	930,025	90.3	696,664	101,007	88.7
Paid services revenues	95,828	7.9	100,306	9.7	89,043	12,910	11.3
Total revenues	1,208,845	100.0	1,030,331	100.0	785,707	113,917	100.0
Cost of revenues (1)	(559,286)	(46.3)	(597,397)	(58.0)	(548,505)	(79,526)	(69.8)
Gross profit	649,559	53.7	432,934	42.0	237,202	34,391	30.2
Operating expenses (1) :
Sales and marketing expenses	(279,429)	(23.1)	(276,254)	(26.8)	(204,984)	(29,720)	(26.1)
General and administrative expenses	(277,931)	(23.0)	(334,189)	(32.4)	(91,846)	(13,316)	(11.7)
Technology and product development expenses	(171,989)	(14.2)	(158,586)	(15.4)	(131,807)	(19,110)	(16.8)
Impairment of goodwill	(22,786)	(1.9)	—	—	—	—	—
Total operating expenses	(752,135)	(62.2)	(769,029)	(74.6)	(428,637)	(62,146)	(54.6)
Loss from operations	(102,576)	(8.5)	(336,095)	(32.6)	(191,435)	(27,755)	(24.4)
Other income, net*	645,804	53.4	83,610	8.1	(4,678)	(678)	(0.6)
Income/(loss) from continuing operations before income taxes*	543,228	44.9	(252,485)	(24.5)	(196,113)	(28,433)	(25.0)
Income tax (expense)/benefit*	(115,583)	(9.6)	(20,581)	(2.0)	70,394	10,206	9.0
Net income/(loss) from continuing operations	427,645	35.3	(273,066)	(26.5)	(125,719)	(18,227)	(16.0)
Net loss from discontinued operations, net of income taxes	(62,366)	(5.2)	—	—	—	—	—
Net income/(loss)	365,279	30.1	(273,066)	(26.5)	(125,719)	(18,227)	(16.0)
Net (income)/loss from continuing operations attributable to noncontrolling interests	(9,669)	(0.8)	67,365	6.5	16,067	2,329	2.0
Net loss from discontinued operations attributable to noncontrolling interests	24,759	2.0	—	—	—	—	—
Net loss attributable to noncontrolling interests	15,090	1.2	67,365	6.5	16,067	2,329	2.0
Net income/(loss) from continuing operations attributable to Phoenix New Media Limited	417,976	34.5	(205,701)	(20.0)	(109,652)	(15,898)	(14.0)
Net loss from discontinued operations attributable to Phoenix New Media Limited	(37,607)	(3.2)	—	—	—	—	—
Net income/(loss) attributable to Phoenix New Media Limited	380,369	31.3	(205,701)	(20.0)	(109,652)	(15,898)	(14.0)
Net income/(loss)	365,279	30.1	(273,066)	(26.5)	(125,719)	(18,227)	(16.0)
Other comprehensive loss, net of tax: fair value remeasurement for available-for-sale investments	(887,248)	(73.4)	(6,611)	(0.6)	(24,010)	(3,481)	(3.1)
Other comprehensive loss, net of tax: reclassification adjustment for disposal of available-for-sale debt investments	(491,197)	(40.6)	—	—	—	—	—
Other comprehensive (loss)/income, net of tax: foreign currency translation adjustment	(55,577)	(4.6)	(4,483)	(0.4)	17,916	2,598	2.3
Comprehensive loss	(1,068,743)	(88.5)	(284,160)	(27.5)	(131,813)	(19,110)	(16.8)
Comprehensive loss attributable to noncontrolling interests	15,090	1.2	67,365	6.5	16,067	2,329	2.0
Comprehensive loss attributable to Phoenix New Media Limited	(1,053,653)	(87.3)	(216,795)	(21.0)	(115,746)	(16,781)	(14.8)

	For the Years Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Non-GAAP gross profit (2)	652,172	53.9	435,986	42.3	240,004	34,797	30.5
Non-GAAP loss from operations (2)	(70,407)	(5.8)	(326,513)	(31.7)	(183,554)	(26,613)	(23.4)
Non-GAAP adjusted net loss from continuing operations attributable to Phoenix New Media Limited (3)	(33,650)	(2.8)	(198,426)	(19.3)	(154,617)	(22,418)	(19.7)

Notes:

* Other income, net generally reflects net interest income, foreign currency exchange gains or loss, income/(loss) from equity method investments, net of impairments, fair value changes in investments, net, gain on disposal of available-for-sale debt investments, changes in fair value of forward contract in relation to disposal of investments in Particle, changes in fair value of loan related to co-sale of Particle shares, impairment of available-for-sale debt investments and others, net. The other income, net for the year ended December 31, 2020 has been restated to correct a presentation error. The previously reported gain on disposal of available-for-sale debt investments of RMB477.3 million for the year ended December 31, 2020 was presented net of accrued PRC withholding tax of RMB96.6 million. After further assessment, we reached the conclusion that the gain on disposal of available-for-sale debt investments should be presented at the gross amount of RMB573.9 million with the accrued PRC withholding tax presented as part of the income tax expense, and therefore, the gain on disposal of available-for-sale debt investments, income before tax from continuing operations and the income tax expense for the year ended December 31, 2020 have been restated. Refer to Note 2(b) of the accompanying consolidated financial statements for further information. The previously reported gain on disposal of available-for-sale debt investments of RMB64.4 million for the year ended December 31, 2022 in our press release dated March 14, 2023 (Beijing, China time) reporting the unaudited consolidated financial results for the fourth quarter and fiscal year ended December 31, 2022 has been revised to nil with the tax benefit of RMB64.4 million presented as part of the income tax benefit. The gain on disposal of available-for-sale debt investments for the year ended December 31, 2019 should also be presented at the gross amount of RMB1,143.8 million with the accrued PRC withholding tax of RMB142.6 million presented as part of the income tax expense.

(1)
Includes share-based compensation as follows:

	For the Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(In thousands)
Allocation of share-based compensation:
Cost of revenues	2,613	3,052	2,802	406
Sales and marketing expenses	1,764	1,704	1,842	267
General and administrative expenses	3,648	3,244	2,215	321
Technology and product development expenses	1,358	1,582	1,022	148
Total share-based compensation	9,383	9,582	7,881	1,142

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

We believe the separate analysis and exclusion of the following non-GAAP to GAAP reconciling items add clarity to the constituent parts of our performances. We review non-GAAP gross profit, non-GAAP income or loss from operations and non-GAAP adjusted net income or loss from continuing operations attributable to Phoenix New Media Limited together with gross profit, income or loss from operations and net income or loss from continuing operations attributable to Phoenix New Media Limited to obtain a better understanding of our operating performance. We use these non-GAAP financial measures for planning and forecasting and measuring results against the forecast. Using these non-GAAP financial measures to evaluate our business may assist us and our investors in assessing our relative performance against our competitors and ultimately monitoring our capacity to generate returns for our investors. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of items like share-based compensation, income or loss from equity method investments, net of impairments and fair value changes in investments, net, which have been and will continue to be significant recurring items, and without the effect of impairment of goodwill, gain on disposal of available-for-sale debt investments, changes in fair value of loan related to co-sale of Particle shares, impairment of available-for-sale debt investments and changes in fair value of forward contract in relation to disposal of investments in Particle, which have been significant and one-time items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact our gross profit, income or loss from operations and net income or loss from continuing operations attributable to Phoenix New Media Limited for the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from or as an alternative to the financial measures prepared in accordance with U.S. GAAP.

Our non-GAAP gross profit, non-GAAP income or loss from operations and non-GAAP adjusted net income or loss from continuing operations attributable to Phoenix New Media Limited are calculated as follows for the years presented:

	For the Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(In thousands)
Gross Profit	649,559	432,934	237,202	34,391
Excluding:
Share-based compensation	2,613	3,052	2,802	406
Non-GAAP gross profit	652,172	435,986	240,004	34,797

Loss from operations	(102,576)	(336,095)	(191,435)	(27,755)
Excluding:
Share-based compensation	9,383	9,582	7,881	1,142
Impairment of goodwill	22,786	—	—	—
Non-GAAP loss from operations	(70,407)	(326,513)	(183,554)	(26,613)

Net income/(loss) from continuing operations attributable to Phoenix New Media Limited	417,976	(205,701)	(109,652)	(15,898)
Excluding:
Share-based compensation	9,383	9,582	7,881	1,142
(Income)/Loss from equity method investments, net of impairments	(5,598)	(401)	8,195	1,188
Fair value changes in investments, net,	—	(1,906)	(2,664)	(386)
Impairment of goodwill	22,786	—	—	—
Gain on disposal of available-for-sale debt investments	(573,860)	—	—	—
Changes in fair value of forward contract in relation to disposal of investments in Particle	(16,085)	—	—	—
Changes in fair value of loan related to co-sale of Particle shares	24,535	—	—	—
Impairment of available-for-sale debt investments	2,000	—	5,980	867
Loss attributable to noncontrolling interest related to impairment of goodwill	(11,393)	—	—	—
Accrued withholding taxes of gain on disposal of available-for-sale debt investments*	96,606	—	(64,357)	(9,331)
Non-GAAP adjusted net loss from continuing operations attributable to Phoenix New Media Limited	(33,650)	(198,426)	(154,617)	(22,418)

Note:

* In September 2022, we paid the withholding tax related to the disposal of available-for-sale debt investments in Particle of RMB176.0 million (US$25.5 million) and recognized an income tax benefit of RMB64.4 million (US$9.3 million), which represented the difference between the actual withholding tax paid in 2022 and the previously accrued withholding tax.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues. Our total revenues decreased by 23.7% to RMB785.7 million (US$113.9 million) in 2022 from RMB1.03 billion in 2021, primarily attributable to the year-over-year decline in our net advertising revenues. Net advertising revenues (net of advertising agency service fees and sales taxes and related surcharges) decreased by 25.1% to RMB696.7 million (US$101.0 million) in 2022 from RMB930.0 million in 2021, primarily attributable to the reduction in advertising spending of advertisers from certain industries, intensified industry-wide competition and the negative impact of the COVID-19 outbreaks in China in 2022. Paid service revenues decreased by 11.3% to RMB89.0 million (US$12.9 million) in 2022 from RMB100.3 million in 2021, primarily attributable to the decrease in revenues from paid contents caused by the reduction in the content spending of certain customers.

Cost of Revenues. Our cost of revenues for the year ended December 31, 2022 was RMB548.5 million (US$79.5 million), which represented a decrease of 8.2% from RMB597.4 million for the year ended December 31, 2021, primarily attributable to the strict cost control measures taken in 2022. Cost of revenues as a percentage of our revenues increased from 58.0% in 2021 to 69.8% in 2022.

•
Revenue sharing fees. Our revenue sharing fees for the years ended December 31, 2021 and 2022 were RMB27.7 million and RMB17.0 million (US$2.4 million), respectively, mainly attributable to the decrease in certain revenues that requires revenue-sharing.
•
Content and operational costs. Our content and operational costs for the years ended December 31, 2021 and 2022 were RMB513.4 million and RMB484.8 million (US$70.3 million), respectively. The decrease in content and operational costs from 2021 to 2022 was primarily attributable to the decrease in project costs and the personnel-related costs caused by more strict cost control measures taken in 2022.
•
Bandwidth costs. Our bandwidth costs decreased from RMB56.3 million in 2021 to RMB46.7 million (US$6.8 million) in 2022 as we leased more efficient cloud-based servers to replace local severs in 2022.

Share-based compensation. Our share-based compensation allocated to cost of revenues as part of content and operational costs above, decreased slightly from RMB3.1 million in 2021 to RMB2.8 million (US$0.4 million) in 2022.

As a result of the foregoing, our gross profit decreased from RMB432.9 million in 2021 to RMB237.2 million (US$34.4 million) in 2022. Our gross margin decreased from 42.0% in 2021 to 30.2% in 2022.

Operating Expenses. Our operating expenses decreased by 44.3% from RMB769.0 million in 2021 to RMB428.6 million (US$62.1 million) in 2022, primarily attributable to the decrease in general and administrative expenses as we recognized more allowance for credit losses related to the accounts receivable and notes receivable from Evergrande Group in 2021 and did not recognize so much loss in 2022, and we reversed certain allowance for credit losses in 2022 due to the collection of some long-aged accounts receivables, as well as the decrease in certain other operating expense items as a result of the strict cost control measures taken in 2022. Our share-based compensation allocated to operating expenses was RMB5.1 million (US$0.7 million) in 2022, as compared to RMB6.5 million in 2021. Our operating expenses as a percentage of revenues decreased from 74.6% in 2021 to 54.6% in 2022.

•
Sales and marketing expenses. Our sales and marketing expenses decreased by 25.8% from RMB276.3 million in 2021 to RMB205.0 million (US$29.7 million) in 2022. This decrease was mainly due to the decrease in advertising and promotion expenses including traffic acquisition expenses caused by the strict cost control measures taken in 2022.
•
General and administrative expenses. Our general and administrative expenses decreased by 72.5% from RMB334.2 million in 2021 to RMB91.8 million (US$13.3 million) in 2022. This decrease was mainly caused by the change in the allowance for credit losses from provision of RMB186.5 million in 2021 to reversal of RMB23.5 million (US$3.4 million) in 2022, as we recognized more allowance for credit losses related to the accounts receivable and notes receivable from Evergrande Group in 2021 and did not recognize so much loss in 2022, and we reversed certain allowance for credit losses in 2022 due to the collection of some long-aged accounts receivables, as well as the decrease in certain other operating expense items as a result of the strict cost control measures taken in 2022.
•
Technology and product development expenses. Our technology and product development expenses decreased by 16.9% from RMB158.6 million in 2021 to RMB131.8 million (US$19.1 million) in 2022. This decrease was mainly caused by the decrease in the personnel-related expenses as we had taken strict cost control measures, as well as the decrease in the depreciation expenses as we leased more cloud-based servers than purchased self-owned servers.

Related Party Transactions

•
Our net advertising revenues from related parties decreased by 40.4% from RMB28.6 million in 2021 to RMB17.1 million (US$2.5 million) in 2022, which was primarily attributable to decrease in advertising revenues earned from China Mobile.
•
Our paid service revenues from related parties decreased by 21.5% from RMB30.0 million in 2021 to RMB23.5 million (US$3.4 million) in 2022, which was primarily attributable to decrease in paid services revenues generated from China Mobile.
•
Our cost of revenues due to transactions with related parties increased by 116.1% from RMB24.5 million in 2021 to RMB52.9 million (US$7.7 million) in 2022. The increase was primarily due to increase in content costs paid to Phoenix TV Group as we entered the new 2021 Program Resource License and Cooperation Agreement with Phoenix TV Group in August 2021, which requires us to pay annual fees of RMB45.0 million to Phoenix TV Group and has a term of three years.

•
Our operating expenses due to transactions with related parties decreased from RMB7.8 million in 2021 to RMB6.0 million (US$0.9 million) in 2022, which mainly comprised of trademark license fees and other operating expenses charged by Phoenix TV Group.

Other Income, Net. Our other income, net decreased from a gain of RMB83.6 million in 2021 to a loss of RMB4.7 million (US$0.7 million) in 2022. The decrease in other income, net in 2022 was mainly due to (1) the foreign exchange loss of RMB32.9 million (US$4.8 million) recognized in 2022 as compared to foreign currency exchange gain of RMB8.6 million recognized in 2021, which was mainly caused by the depreciation of Renminbi against US dollars in 2022, (2) the decrease in net interest income of RMB15.9 million (US$2.3 million), (3) loss from equity method investments, net of impairment of RMB8.2 million (US$1.2 million) recognized in 2022 as compared to income from equity method investments, net of impairment of RMB0.4 million recognized in 2021, and (4) the decrease in others net of RMB17.1 million (US$2.5 million).

Income Tax Expense or Benefit. Our income tax expense was RMB20.6 million in 2021, and income tax benefit was RMB70.4 million (US$10.2 million) in 2022. Our effective tax rate was positive 35.9% in 2022 as compared to negative 8.2% in 2021. The change in effective tax rate was mainly due to an income tax benefit of RMB64.4 million (US$9.3 million) recognized in 2022, which represented the difference between the actual withholding tax paid related to the gain on disposal of available-for-sale debt investments in Particle and the previously accrued withholding tax, as well as the changes in permanent differences.

Net Loss Attributable to Phoenix New Media Limited. As a result of the foregoing, net loss attributable to our company was RMB205.7 million in 2021 and RMB109.7 million (US$15.9 million) in 2022.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues. Our total revenues decreased by 14.8% to RMB1.03 billion in 2021 from RMB1.21 billion in 2020, primarily attributable to the year-over-year decline in our net advertising revenues. Net advertising revenues (net of advertising agency service fees and sales taxes and related surcharges) decreased by 16.4% to RMB930.0 million in 2021 from RMB1.11 billion in 2020, primarily attributable to the reduction in advertising spending of advertisers from certain industries and intensified industry-wide competition. Paid service revenues increased by 4.7% to RMB100.3 million in 2021 from RMB95.8 million in 2020, primarily attributable to the increase in revenues from E-commerce and revenues from licensing fees related to audio books.

Cost of Revenues. Our cost of revenues for the year ended December 31, 2021 was RMB597.4 million, which represented an increase of 6.8% from RMB559.3 million for the year ended December 31, 2020, primarily attributable to the increase in revenue sharing fees paid to business partners and the increase in personnel related costs to develop original content in 2021. Cost of revenues as a percentage of our revenues increased from 46.3% in 2020 to 58.0% in 2021.

• Revenue sharing fees. Our revenue sharing fees for the years ended December 31, 2020 and 2021 were RMB19.6 million and RMB27.7 million, respectively, mainly attributable to the increase in certain revenues that requires revenue-sharing.

• Content and operational costs. Our content and operational costs for the years ended December 31, 2020 and 2021 were RMB482.6 million and RMB513.4 million, respectively. The increase in content and operational costs from 2020 to 2021 was primarily attributable to the increase in personnel related costs to develop original content in 2021.

• Bandwidth costs. Our bandwidth costs decreased slightly from RMB57.1 million in 2020 to RMB56.3 million in 2021.

Share-based compensation. Our share-based compensation allocated to cost of revenues as part of content and operational costs above, increased from RMB2.6 million in 2020 to RMB3.1 million in 2021. The increase was mainly due to the adjustment of the estimated forfeiture rate of some share-based awards as a result of the demission rate of headcounts recorded in 2021.

As a result of the foregoing, our gross profit decreased from RMB649.6 million in 2020 to RMB432.9 million in 2021. Our gross margin decreased from 53.7% in 2020 to 42.0% in 2021.

Operating Expenses. Our operating expenses increased by 2.2% from RMB752.1 million in 2020 to RMB769.0 million in 2021, primarily attributable to the increase in allowance for credit losses recognized in 2021 related to the accounts receivable and notes receivable from Evergrande Group caused by Evergrande’s operating results, which was partially offset by the decrease in certain operating expense items as a result of the strict cost control measures, and the absence of impairment of goodwill for the reporting unit of Tianbo recognized in 2020. Our share-based compensation allocated to operating expenses was RMB6.5 million in 2021, almost the same as RMB6.8 million in 2020. Our operating expenses as a percentage of revenues increased from 62.2% in 2020 to 74.6% in 2021.

• Sales and marketing expenses. Our sales and marketing expenses decreased by 1.1% from RMB279.4 million in 2020 to RMB276.3 million in 2021. This decrease was mainly due to the strict cost control measures taken in 2021.

• General and administrative expenses. Our general and administrative expenses increased by 20.2% from RMB277.9 million in 2020 to RMB334.2 million in 2021. This increase was mainly caused by the increase in allowance for credit losses recognized in 2021 related to the accounts receivable and notes receivable from Evergrande Group caused by Evergrande’s operating results.

• Technology and product development expenses. Our technology and product development expenses decreased by 7.8% from RMB172.0 million in 2020 to RMB158.6 million in 2021. This decrease was mainly caused by the strict cost control measures taken in 2021.

• Impairment of goodwill. We recognized an impairment of goodwill of RMB22.8 million in 2020 for the Tianbo reporting unit in 2020, mainly caused by the negative impact on Tianbo from both the COVID-19 outbreak in 2020 and the tightening of rules and regulations on real estate market in China as well as intensified industry competition.

Related Party Transactions

• Our net advertising revenues from related parties decreased by 23.9% from RMB37.6 million in 2020 to RMB28.6 million in 2021, which was primarily attributable to decrease in advertising revenues earned from China Mobile.

• Our paid service revenues from related parties decreased by 3.2% from RMB31.0 million in 2020 to RMB30.0 million in 2021, which was primarily attributable to decrease in paid services revenues generated from China Mobile.

• Our cost of revenues due to transactions with related parties increased by 156.1% from RMB9.6 million in 2020 to RMB24.5 million in 2021. The increase was primarily due to increase in content costs paid to Phoenix TV Group as we entered the new 2021 Program Resource License and Cooperation Agreement with Phoenix TV Group in August 2021, which requires us to pay annual fees of RMB45.0 million to Phoenix TV Group and has a term of three years.

• Our operating expenses due to transactions with related parties increased slightly from RMB7.7 million in 2020 to RMB7.8 million in 2021, which mainly comprised of trademark license fees and other operating expenses charged by Phoenix TV Group.

Other Income, Net. Our other income, net decreased from RMB645.8 million in 2020 to RMB83.6 million in 2021. The decrease in other income, net in 2021 was mainly due to the gain on disposal of available-for-sale debt investments of RMB573.9 million recognized in 2020, which represented the gain from the disposal of our investments in Particle.

Income Tax Expense. Our income tax expense decreased from RMB115.6 million in 2020 to RMB20.6 million in 2021. Our effective tax rate was negative 8.2% in 2021 as compared to positive 21.3% in 2020. The change in effective tax rate was mainly due to the accrued withholding tax related to the gain on disposal of available-for-sale debt investments in Particle recognized in 2020, as well as the increase in the valuation allowance for the tax effect of operating loss recognized in 2021.

Net Income or Loss from Continuing Operations Attributable to Phoenix New Media Limited. As a result of the foregoing, net income from continuing operations attributable to our company was RMB418.0 million in 2020 and net loss from continuing operations attributable to our company was RMB205.7 million in 2021.

B. Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years indicated:

	For the Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(In thousands)
Net cash used in continuing operations	(103,295)	(142,822)	(312,411)	(45,295)
Net cash provided by discontinued operating activities	186	—	—	—
Net cash used in operating activities	(103,109)	(142,822)	(312,411)	(45,295)
Net cash provided by/(used in) continuing investing activities	480,466	(42,653)	228,699	33,158
Net cash provided by discontinued investing activities	265,753	—	—	—
Net cash provided by/(used in) investing activities	746,219	(42,653)	228,699	33,158
Net cash used in continuing financing activities	(639,662)	(3,540)	—	—
Net cash used in discontinued financing activities	—	—	—	—
Net cash used in financing activities	(639,662)	(3,540)	—	—
Effect of exchange rate change on cash, cash equivalents and restricted cash	(38,563)	4,778	(15,849)	(2,298)
Reclassification of cash, cash equivalents and restricted cash from assets held for sale	46,840	—	—	—
Net decrease in cash, cash equivalents and restricted cash	(35,115)	(184,237)	(99,561)	(14,435)
Cash, cash equivalents and restricted cash at beginning of period	377,110	388,835	204,598	29,664
Cash, cash equivalents and restricted cash at end of period	388,835	204,598	105,037	15,229

As of December 31, 2022, we had RMB105.0 million (US$15.2 million) in cash, cash equivalents and restricted cash. Our cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less. Our restricted cash represents deposits placed in accounts co-managed with third parties related to the real estate services, which are restricted to withdrawal or usage. We have not encountered any difficulties in meeting our cash obligations to date. As of December 31, 2022, we also had RMB1,049.6 million (US$152.2 million) in term deposits and short-term investments with maturities up to one year. We believe that our operating cash flows, existing cash balances and term deposits and short-term investments will be sufficient to meet our anticipated cash needs for the next twelve months from the filling date of this annual report.

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

Operating Activities

In 2022, our net cash used in continuing operating activities were RMB312.4 million (US$45.3 million). This was primarily due to our net loss of RMB125.7 million (US$18.2 million), adjusted by non-cash adjustments, which mainly included foreign exchange loss of RMB32.9 million (US$4.8 million), reversal of allowance for credit losses of RMB23.5 million (US$3.4 million), amortization of the right-of-use assets of RMB28.5 million (US$4.1 million), depreciation and amortization expenses of RMB26.2 million (US$3.8 million), loss from equity method investments, net of impairment of RMB8.2 million (US$1.2 million), share-based compensation of RMB7.9 million (US$1.1 million), and impairment of available-for-sale debt investments of RMB6.0 million (US$0.9 million). The decrease in cash from working capital items of RMB275.8 million (US$40.0 million) was also included in operating cash flows, which included the decrease in withholding tax payable for disposal of available-for-sale debt investments in Particle of RMB240.4 million (US$34.9 million).

In 2021, our net cash used in continuing operating activities were RMB142.8 million. This was primarily due to our net loss of RMB273.1 million, partially offset by non-cash adjustments, which primarily included provision for allowance for credit losses of RMB186.5 million, amortization of the right-of-use assets of RMB37.5 million, depreciation and amortization expenses of RMB28.5 million, and share-based compensation of RMB9.6 million. The decrease in cash from working capital items of RMB116.6 million was also included in operating cash flows.

In 2020, our net cash used in continuing operating activities were RMB103.3 million. This was primarily due to our net income of RMB365.3 million, adjusted by (i) a non-operating gain on disposal of available-for-sale debt investments of RMB573.9 million, (ii) partially offset by non-cash adjustments, which primarily included provision for allowance for credit losses of RMB75.8 million, amortization of the right-of-use assets of RMB40.0 million, depreciation and amortization expenses of RMB38.9 million, changes in fair value of loan related to co-sale of Particle shares of RMB24.5 million, impairment of goodwill of RMB22.8 million, impairment of intangible assets of RMB10.6 million and share-based compensation of RMB9.4 million. The decrease in cash from working capital items of RMB139.1 million was also included in operating cash flows.

Investing Activities

In 2022, our net cash provided by continuing investing activities were RMB228.7 million (US$33.2 million). This was primarily due to the maturity of term deposits and short-term investments of RMB3.1 billion (US$455.2 million) and proceeds from disposal of property and equipment and intangible assets of RMB8.6 million (US$1.2 million), partially offset by (i) placement of term deposits and short-term investments of RMB2.9 billion (US$417.1 million), (ii) capital expenditures of RMB34.0 million (US$4.9 million), and (iii) cash paid for equity investments in certain investee of RMB9.0 million (US$1.3 million).

In 2021, our net cash used in continuing investing activities were RMB42.7 million. This was primarily due to (i) placement of term deposits and short-term investments of RMB5.8 billion, (ii) cash paid for equity investments in certain investees of RMB14.0 million, and (iii) capital expenditures of RMB16.8 million. These items were partially offset by (i) the maturity of term deposits and short-term investments of RMB5.8 billion, and (ii) proceeds from disposal of property and equipment of RMB17.4 million.

We had net cash provided by continuing investing activities of RMB480.5 million for 2020. This was primarily due to (i) the maturity of term deposits and short-term investments of RMB6.4 billion, and (ii) net proceeds from disposal of available-for-sale debt investments of RMB695.9 million. These items were partially offset by (i) placement of term deposits and short-term investments of RMB6.5 billion, (ii) cash paid for equity investments in certain investees of RMB82.0 million, (iii) loans provided to a third party related to co-sale of Particle shares of RMB68.9 million, and (iv) capital expenditures of RMB12.1 million as described in “—Capital Expenditures”.

Financing Activities

Net cash used in or provided by continuing financing activities was nil for 2022.

We had net cash used in continuing financing activities of RMB3.5 million for 2021, mainly attributable to the special cash dividends paid to shareholders under the special dividend plan declared in December 2020.

We had net cash used in continuing financing activities of RMB639.7 million for 2020, mainly attributable to the special cash dividends paid to shareholders of RMB645.2 million, partially offset by cash received from discount of notes receivable of RMB11.6 million.

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

Any earnings that our PRC subsidiaries distribute would be paid to our offshore intermediate holding company primarily through dividends. To date, our PRC subsidiaries have not paid any dividends to our offshore intermediate holding company and therefore have retained their earnings for the purpose of conducting our business operations in China. As of December 31, 2020, 2021 and 2022, our PRC subsidiaries’ retained earnings were RMB1,015.3 million, RMB907.3 million and RMB796.1 million (US$115.4 million), respectively, and our PRC subsidiaries’ cash and cash equivalents were RMB106.2 million, RMB19.9 million and RMB50.3 million (US$7.3 million), respectively.

The CIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises in the PRC to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between Mainland China and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be subject to a 5% withholding tax rate under an arrangement between the PRC and the Hong Kong Special Administrative Region on the “Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income” if such holding company is considered a non-PRC resident enterprise and holds at least 25% of the equity interest in the PRC FIE distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to withholding tax at a rate of 10%.

Under regulations of the SAFE, the RMB is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of Mainland China, unless prior approval of the SAFE is obtained and prior registration with the SAFE is made.

Material cash requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our capital expenditures, operating lease obligations, purchase obligations.

We had capital expenditures of RMB12.1 million, RMB16.8 million and RMB34.0 million (US$4.9 million) in 2020, 2021 and 2022, respectively. The capital expenditures were mainly attributable to purchasing intangible assets, servers and network equipment. We expect capital expenditures to be approximately RMB19.7 million in 2023. We plan to fund our capital expenditures in 2023 with cash flows from our operations and remaining cash and cash equivalents as of December 31, 2022.

Our operating lease obligations consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. Our leasing expense was RMB33.6 million, RMB34.5 million and RMB27.6 million (US$4.0 million) for the years ended December 31, 2020, 2021 and 2022, respectively. The majority of our operating lease commitments are related to our office lease agreements in China.

Purchase obligations primarily consist of purchase obligations for bandwidth and property management fees, and purchase obligations for content assets under non-cancelable agreements for licensed copyrights and produced content.

We intend to fund our existing and future material cash requirements with our existing cash balance, term deposits and short-term investments. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

Recently Issued Accounting Standards

There are no recent accounting pronouncements that will have material impact on our operations.

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

E. Critical Accounting Estimates

See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Estimates.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yusheng Sun	63	Chairman of the Board of Directors, Chief Executive Officer
Qi Li	44	Director
Ka Keung Yeung	64	Director
Xiaoyan Chi	44	Director and Senior Vice President
Carson Wen	71	Independent Director
Jerry Juying Zhang	62	Independent Director
Edward Lu	42	Chief Financial Officer
Chun Liu	56	Senior Vice President

Yusheng Sun has served as the chairman of our board of directors since August 2021 and the Chief Executive Officer of our company since March 2023. Mr. Sun is also serving as an executive director, deputy chief executive officer, editor-in-chief and a member of the Nomination Committee of Phoenix TV, our company’s parent company. Mr. Sun had served in China Central Television for more than 30 years. He was the vice president, deputy editor-in-chief and director of the news center. He has accumulated extensive experience and good reputation in the television broadcasting industry. He was awarded the “Top Ten Outstanding Youth in China” in 1995. Mr. Sun was the awardee of the State Council Special Allowance and was elected as the vice president of the Asia-Pacific Broadcasting Union, or ABU, in 2017, the first Chinese national to become a senior official in ABU. Mr. Sun is a doctoral advisor and part-time professor at the Tsinghua University and the Renmin University of China. He graduated from Jilin University with a bachelor’s degree in economics and holds the professional qualification of senior editor granted by the Ministry of Radio, Film and Television, China.

Qi Li has served as our director since December 2022. Mr. Li is in charge of financial budgeting, capital investments and daily operations of Phoenix TV Group. He had many years of working experience with People’s Daily and had been in charge of the supervision of cultural and media enterprises. Mr. Li joined People’s Daily Online in December 2014 and had served as its chief financial officer and secretary of the board of directors, in charge of capital market, financial management, scientific research, technologies and Internet information service system construction. Mr. Li graduated from Wuhan Military Economic Institute.

Ka Keung Yeung has served as our director since May 2011. Mr. Yeung is the executive vice president, company secretary and chief financial officer of Phoenix TV and is in charge of corporate finance, legal affairs, human resources and administration of Phoenix TV Group. Mr. Yeung is also a member of the Risk Management Committee of Phoenix TV. Mr. Yeung received a Bcom (Acc) degree from the University of Birmingham and remained in the United Kingdom until 1992 after obtaining his qualification as a chartered accountant. Upon returning to Hong Kong, he worked at Hutchison Telecommunications and Star Television Limited in the fields of finance and business development. Mr. Yeung currently serves as an independent director for The9 Limited (NASDAQ: NCTY).

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

Jerry Juying Zhang has served as an independent director of our company since May 2011. Mr. Zhang has been retired since 2023. Before his retirement, he was a managing director of China Orient Asset Management (International) in Hong Kong since March 2015. He was a senior managing director of CITIC Capital Holdings Limited between June 2009 and December 2014. Prior to joining CITIC Capital Holdings Limited, Mr. Zhang was a managing director in the investment banking division of Deutsche Bank in Hong Kong from August 2006 to June 2009. He served as a managing director and the head of investment banking of CITIC Capital Markets Holdings Limited in Hong Kong from March 2003 to July 2006 and, prior to that time, as executive director in the communications, media and entertainment group of the investment banking department of Goldman Sachs in Hong Kong from April 2001 to January 2003. Mr. Zhang held the positions of associate, vice president and director at Salomon Smith Barney from August 1994 to March 2001. Prior to joining Salomon Smith Barney, he served as accounting manager for Town & Country Homes in Chicago from January 1990 to December 1993 and as accountant, audit senior and supervisor at Ernst & Young in Chicago and Hong Kong. Mr. Zhang held CPA qualifications in China and the State of Kentucky, both of which he has surrendered voluntarily. He holds a Doctor of Business Administration degree from City University of Hong Kong, an MBA from the University of Chicago, an MA in Accounting from the Ministry of Finance Graduate School in the PRC and a BA degree from Inner Mongolia University.

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

B. Compensation

For the year ended December 31, 2022, we paid an aggregate of approximately US$2.8 million in cash to our executive officers and directors.

Share Incentive Plans

In June 2008, we adopted the 2008 share option plan, in March 2011, we adopted the 2011 restricted share and restricted share unit plan, and in June 2018, we adopted the 2018 share option scheme, together, the share incentive plans, to attract and retain the best available personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business. The share incentive plans provide for the grant of options, restricted shares and restricted share units, collectively referred to as “awards”. We have already granted the full number of awards that were authorized under the 2011 restricted share and restricted share unit plan. In June and August 2012, June 2014 and October 2016, the shareholders of each of Phoenix TV and our company approved three refreshments of the total number of Class A ordinary shares, which may be issued upon exercise of all options to be granted under the 2008 share option plan (excluding awards previously granted, outstanding, cancelled, lapsed or exercised). In June 2022, the shareholders of Phoenix TV and the board of our company approved the refreshment of the total number of Class A ordinary shares that may be issued upon exercise of all options to be granted under the 2018 share option plan, excluding previously granted, outstanding, cancelled, lapsed or exercised awards. As of March 31, 2023, no shares are available for grant of additional options under the 2008 share option plan, and a total of 26,593,526 Class A ordinary shares are available for grant of additional options under the 2018 share option scheme.

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

We granted awards to our employees, directors and consultants under the share incentive plans in November 2008, July 2009, September 2009, January 2010, July 2010, March 2011, March 2013, May 2013, October 2013, December 2013, March 2014, June 2014, July 2014, October 2014, July 2015, October 2016, September 2017, November 2017, January 2018, April 2018, July 2018, July 2019, July 2020, January 2021 and June 2021. As of December 31, 2022, Fread Limited granted 920,000 restricted share units to its employees and director under the Fread 2018 RSU scheme.

With the approvals of the board of directors and shareholders of us and Phoenix TV, we implemented an option exchange program from October 21, 2016 to November 1, 2016 whereby our directors, employees and consultants exchanged options to purchase 21,011,951 Class A ordinary shares granted under the 2008 share option plan with various exercise prices greater than US$0.4823 per share (or US$23.1504 per ADS, which already reflected the change of ADS ratio that took effect on May 23, 2022) for new options granted under the same plan with a new exercise price of US$0.4823 per share and a new vesting schedule that generally adds 12 months to each original vesting date, and the new options would vest no sooner than May 1, 2017.

As of March 31, 2023, options to purchase 38,464,403 Class A ordinary shares granted under the 2008 share option plan and the 2018 share option scheme were outstanding. The table below sets forth the awards that we granted to our directors and executive officers (including pursuant to the exchange program described above) and were outstanding as of March 31, 2023:

Name	Class A Ordinary Shares Underlying Outstanding Awards	Exercise Price or Purchase Price (US$/Share)	Date of Grant	Date of Expiration
Xiaoyan Chi	3,100,000	US$0.4823	October 21, 2016	July 10, 2024
July 15, 2025
		US$0.4734	October 17, 2016	October 16, 2026
		US$0.4149	September 14, 2017	September 13, 2027
		US$0.4836 US$0.1925	July 5, 2019 July 20,2020	July 4, 2029 July 19,2030
Edward Lu	*	US$0.4836	July 5, 2019	July 4, 2029
		US$0.1925	July 20, 2020	July 19, 2030
Chun Liu	*	US$0.4836 US$0.1925	July 5, 2019 July 20, 2020	July 4, 2029 July 19, 2030
Total	7,990,000

Note:

* Less than 1% of our total outstanding Class A ordinary shares.

As of March 31, 2023, other employees and consultants in aggregate held awards entitling them to receive 30,474,403 Class A ordinary shares, with exercise prices ranging from US$0 to US$0.7867 per Class A ordinary share.

C. Board Practices

Board of Directors

Our board of directors currently consists of six directors. Our directors are elected by the holders of our ordinary shares, which will include holders of our Class A ordinary shares and Class B ordinary shares.

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

Compensation Committee. Our compensation committee consists of Qi Li, Jerry Juying Zhang and Carson Wen. Our board of directors has determined that each of Jerry Juying Zhang and Carson Wen satisfies the “independence” requirements of Section 303A of the NYSE Manual. Qi Li is the chairman of our compensation committee. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee. Our corporate and nominating committee consists of Yusheng Sun, Ka Keung Yeung and Carson Wen. Our board of directors has determined that Carson Wen satisfies the “independence” requirements of Section 303A of the NYSE Manual. Yusheng Sun is the chairman of our corporate governance and nominating committee. Our corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2023:

• each of our directors and executive officers; and

• each person known to us to own beneficially more than 5% of each class of our ordinary shares.

The calculations in the tables below assume there are 264,998,965 Class A ordinary shares and 317,325,360 Class B ordinary shares, outstanding as of March 31, 2023. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2023, including through the exercise of any option, the vesting of any contingently issuable share, restricted share, restricted share unit or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Class A Ordinary Shares Beneficially Owned
	Number	% (1)
Class A ordinary shares
Yusheng Sun	—	—
Qi Li	—	—
Ka Keung Yeung	*	*
Carson Wen	—	—
Jerry Juying Zhang	—	—
Xiaoyan Chi	2,830,000	1.07
Edward Lu	*	*
Chun Liu	*	*
All Directors and Executive Officers as a Group (2)	7,043,258	2.66
Principal Shareholders:
FIL Limited (3)	26,447,616	9.98

Notes:

* Less than 1% of our total outstanding Class A ordinary shares.

(1)
Percentages disclosed are with respect to Class A ordinary shares.
(2)
Represents 7,043,258 Class A ordinary shares, including 152,008 Class A ordinary shares in the form of ADSs.
(3)
Information is as of December 31, 2022, based on the Amendment No. 3 to Schedule 13G filed on February 9, 2023 by FIL Limited, and consists of 26,447,616 Class A ordinary shares in the form of 5,50,992 ADSs. The principal business office of FIL Limited is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

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

As of March 31, 2023, 261,538,896 Class A ordinary shares or 98.7% of our outstanding Class A ordinary shares in the form of ADSs are held by one record holder in the United States, JPMorgan Chase Bank, N.A. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

Holders of Class A ordinary shares are entitled to one vote per share, while the holder of Class B ordinary shares are entitled to 1.3 votes per share. Our major shareholders have the same voting rights as our other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

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

Phoenix TV, through its wholly owned subsidiary, is our controlling shareholder, with beneficial ownership and voting power of 54.5% and 60.9%, respectively, of our outstanding ordinary shares as of March 31, 2023. Phoenix TV has the power acting alone to approve any action requiring a vote of the majority of our ordinary shares.

Transactions Related to Our Corporate Structure

To comply with the applicable PRC laws, rules and regulations, we conduct our operations in China through contractual arrangements between our wholly owned PRC subsidiaries, Fenghuang On-line and the VIEs. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs.”

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

Transactions with Phoenix TV and Certain of its Subsidiaries

Costs for content provided to us by Phoenix TV Group were RMB2.6 million, RMB17.3 million and RMB45.0 million (US$6.5 million) in 2020, 2021 and 2022, respectively. We were charged by Phoenix TV Group for advertising and promotion expenses of RMB2.5 million, RMB2.5 million and RMB1.2 million (US$0.2 million) in 2020, 2021 and 2022, respectively. We were charged corporate administrative expenses by Phoenix TV Group in the total amounts of RMB0.7 million, RMB1.1 million and RMB1.1 million (US$0.2 million) in 2020, 2021 and 2022, respectively. We were also charged Trademark license fee by Phoenix TV Group with the total amounts of RMB4.4 million, RMB4.3 million and RMB3.8 million (US$0.6 million) in 2020, 2021 and 2022, respectively.

We also earned and recorded advertising revenues from Phoenix TV Group by providing joint advertising campaign solutions together with Phoenix TV Group to Phoenix TV Group’s advertisers or to our advertisers, or from providing the advertising and promotion services directly to Phoenix TV Group by entering into advertising-for-advertising barter transactions, from which we earned revenues of RMB10.6 million, RMB12.4 million and RMB13.7 million (US$2.0 million) in 2020, 2021 and 2022, respectively.

As of December 31, 2021 and 2022, we had amounts due from Phoenix TV Group with the amounts of RMB43.8 million and RMB40.5 million (US$5.9 million), respectively, and accounts due to Phoenix TV Group with the amounts of RMB26.6 million and RMB62.7 million (US$9.1 million), respectively.

Cooperation Agreement with China Mobile

China Mobile is a shareholder of our parent company, Phoenix TV. As of March 31, 2023, China Mobile held 19.7% of the outstanding shares of Phoenix TV.

We obtained revenues for our paid services through China Mobile of RMB30.5 million, RMB29.8 million and RMB23.3 million (US$3.4 million) in 2020, 2021 and 2022, respectively. We earned revenues from China Mobile for advertising services RMB23.7 million, RMB17.5 million and RMB3.2 million (US$0.5 million) in 2020, 2021 and 2022, respectively. We incurred revenue sharing and bandwidth costs in connection with MVAS provided through China Mobile’s platforms in the amounts of RMB6.5 million, RMB6.6 million and RMB5.0 million (US$0.7 million) in 2020, 2021 and 2022, respectively.

As of December 31, 2021 and 2022, we had amounts due from China Mobile with the amounts of RMB12.0 million and RMB5.6 million (US$0.8 million), respectively, and accounts due to China Mobile with the amounts of RMB3.9 million and nil, respectively.

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

On November 14, 2019, our board of directors declared a special cash dividend of US$0.1714 per ordinary share, equivalent to US$8.2272 per ADS, totaling approximately US$100 million. The special dividend was paid on December 13, 2019 to holders of record of our ordinary shares at the close of business on November 29, 2019. On November 19, 2020, our board of directors declared a special cash dividend of US$0.1714 per ordinary share, equivalent to US$8.2272 per ADS, totaling approximately US$100 million. The special dividend was paid on December 22, 2020 to holders of record of our ordinary shares at the close of business on December 4, 2020.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs have been listed on the New York Stock Exchange since May 12, 2011 under the symbol “FENG.” On May 23, 2022, we effected a change of the ratio of our ADSs to Class A ordinary shares from the then ADS ratio of one (1) ADS to eight (8) Class A ordinary shares to a new ADS ratio of one (1) ADS to forty-eight (48) Class A ordinary shares.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs have been trading on the New York Stock Exchange since May 12, 2011 under the symbol “FENG.” On May 23, 2022, we effected a change of the ratio of our ADSs to Class A ordinary shares from the then ADS ratio of one (1) ADS to eight (8) Class A ordinary shares to a new ADS ratio of one (1) ADS to forty-eight (48) Class A ordinary shares.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum of association and second amended and restated articles of association contained in our Form F-1 registration statement (File No. 333-173666), as amended, initially filed with the U.S. Securities and Exchange Commission, or the SEC, on April 21, 2011. Our shareholders adopted our amended and restated memorandum of association and second amended and restated articles of association on April 21, 2011.

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

The discussion below is based upon the provisions of the Code, United States Treasury regulations, rulings and judicial decisions thereunder and the income tax treaty between the United States and the PRC (the “Treaty”), all as of the date hereof. Such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

This discussion does not consider the tax treatment of partnerships or other pass-through entities that hold our ADSs or Class A ordinary shares, or of persons who hold our ADSs or Class A ordinary shares through such entities. If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds ADSs or Class A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our ADSs or Class A ordinary shares, you should consult your tax advisors.

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

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate United States Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A non-United States corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange), but not our Class A ordinary shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our Class A ordinary shares that are not represented by ADSs will not be eligible for the reduced tax rates. There also can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law (see discussion under “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty, and if we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, would be potentially eligible for the reduced rates of taxation. Notwithstanding the foregoing, however, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed below under “—Passive Foreign Investment Company,” we believe we were a PFIC for 2022, and that we may be classified as a PFIC for future taxable years. Therefore, if you are a non-corporate United States Holder, you should not assume that any dividends will be taxed at a reduced rate. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or Class A ordinary shares. In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the Treaty if certain requirements are met. In addition, subject to certain conditions and limitations (including a minimum holding period requirement), PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid to you with respect to our ADSs or Class A ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. However, recently issued Treasury regulations (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. In addition, if you are eligible for Treaty benefits, any PRC withholding taxes on dividends will not be creditable against your United States federal income tax liability to the extent withheld at a rate exceeding the applicable Treaty rate. Instead of claiming a foreign tax credit, you may be able to deduct PRC withholding taxes in computing your taxable income, subject to generally applicable limitations under United States law (including that a United States Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such United States Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the Foreign Tax Credit Regulations and the availability of the foreign tax credit or a deduction under your particular circumstances.

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

Passive Foreign Investment Company

Based upon the past and projected composition of our income and assets, and the valuation of our assets, we believe we were a PFIC for 2022, and that we may be classified as a PFIC for future taxable years.

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

The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets and the value of our assets from time to time. Accordingly, it is possible that our status as a PFIC may change in any future taxable year due to changes in our asset or income composition. In addition, the calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change.

Because the determination of whether we are a PFIC involves extensive factual investigation and cannot be completed until the close of a taxable year, there can be no assurance we will not be a PFIC for any future year.

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

In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us (as described above under “—Taxation of Dividends”) if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will generally be required to file Internal Revenue Service (“IRS”) Form 8621 if you hold our ADSs or Class A ordinary shares in any year in which we are classified as a PFIC.

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

Your adjusted tax basis in our ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years, unless our ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a United States Holder may continue to be subject to the general PFIC rules discussed above with respect to such United States Holder’s indirect interest in any lower-tier PFIC.

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

Taxation of Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for our ADSs or Class A ordinary shares and your tax basis in such ADSs or Class A ordinary shares, both determined in U.S. dollars. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss. Capital gains of non-corporate United States Holders (including individuals) derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, in the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law and PRC tax is imposed on any gain from the sale, exchange or other taxable disposition of our ADSs or Class A ordinary shares, a United States Holder eligible for the benefits of the Treaty may be able to elect to treat such gain as PRC-source income. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC-source income, then you generally would not be able to use a foreign tax credit for any PRC tax imposed on the disposition of our ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, if you do not claim the benefits of the Treaty, any such PRC tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, however, the non-creditable PRC tax may reduce the amount realized on the sale, exchange or other taxable disposition of the ADSs or Class A ordinary shares. You are urged to consult your tax advisors regarding the tax consequences any PRC tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit and the election to treat any gain as PRC-source income, under your particular circumstances.

Information Reporting and Backup Withholding

Certain United States Holders may be required to submit to the IRS certain information with respect to their beneficial ownership of our ADSs or Class A ordinary shares, unless such ADSs or Class A ordinary shares are held on their behalf by a United States financial institution. Penalties may be imposed if a United States Holder is required to submit such information to the IRS and fails to do so.

Moreover, information reporting will apply to dividends in respect of our ADSs or Class A ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number and a certification that you are not subject to backup withholding or if you fail to report in full dividend and interest income.

Backup withholding is not a tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the IRS. You should consult your tax advisors regarding the application of the United States information reporting and backup withholding rules to your particular circumstances.

F. Dividends and Paying Agents

On November 19, 2020, our board of directors declared a special cash dividend of US$0.1714 per ordinary share, equivalent to US$8.2272 per ADS, totaling approximately US$100 million. The special dividend was payable on December 22, 2020 to holders of record of our ordinary shares at the close of business on December 4, 2020. JPMorgan Chase Bank, N.A., or JP Morgan, as depositary of the ADSs, paid a cash distribution of US$8.1072 per ADS to our ADS holders of record at the close of business on December 4, 2020 after receipt of cash dividends on our ordinary shares and deduction of its fees and expenses. JP Morgan paid the cash distribution to our ADS holders on December 22, 2020. Each price per ADS above has reflected the change of ADS ratio that took effect on May 23, 2022.

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

Credit risk

Our credit risk arises from cash and cash equivalents, term deposits and short-term investments and restricted cash, as well as credit exposures to receivables due from our customers, related parties and other parties and available-for-sale debt securities.

We believe that there is no significant credit risk associated with cash and cash equivalents, term deposits and short-term investments and restricted cash which were held by reputable financial institutions in the jurisdictions where we are located. We believe that we are not exposed to unusual risks as these financial institutions have high credit quality.

Except for the accounts receivable from Evergrande Group, we have no other significant concentrations of credit risk with respect to our customers and related parties and available-for-sale debt securities. We assess the credit quality of, and set credit limits on our customers by taking into account their financial position, the availability of guarantees from third parties, their credit history and other factors such as current market conditions.

Inflation Risk

In recent years, inflation has not had a material impact on our operating results. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 2.5%, 0.9% and 2.0% in 2020, 2021 and 2022, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. We do not anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Currency Risk

Substantially all our revenues and expenses are denominated in Renminbi. We have historically recorded foreign exchange gains and losses due to fluctuation of exchange rates between Renminbi and U.S. dollars. We recorded foreign exchange gain of RMB5.5 million and RMB8.6 million in 2020 and 2021, respectively, and recorded foreign exchange loss of RMB32.9 million (US$4.8 million) in 2022, primarily due to the RMB fluctuation against the U.S. dollar. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars relative to the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs are traded in U.S. dollars. Furthermore, a decline in the value of the Renminbi could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our subsidiaries and PRC-incorporated affiliates in China. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our reported financial results in U.S. dollar terms. As of December 31, 2022, we had RMB denominated cash and cash equivalents, term deposits and short-term investments and restricted cash, totaling RMB1,064.8 million (US$154.4 million), and U.S. dollar denominated cash and cash equivalents and term deposits totaling US$11.3 million. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Fluctuations in exchange rates of the Renminbi could materially affect our reported operating results.”

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

In July 2016, we appointed JPMorgan Chase Bank, N.A., or JPMorgan, as the successor depositary for our ADR program. JPMorgan replaced Deutsche Bank Trust Company Americas, or Deutsche Bank, as depositary for our ADR program effective from July 18, 2016. We entered into an amended and restated deposit agreement with JPMorgan, as depositary, and all holders from time to time of our ADRs in July 2016 to amend and restate the previous deposit agreement with Deutsche Bank dated as of May 11, 2011. In May 2022, we entered into amendment No.1 to the amended and restated deposit agreement with JPMorgan and all holders from time to time of our ADRs to change the ratio of our ADS and Class A ordinary shares.

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

Under the terms of the deposit agreement, in the event of refusal to pay the depositary fees, the depositary bank may refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Payments by Depositary

As of March 31, 2023, we had received total payments of US$1.93 million from JPMorgan, the current depositary bank for our ADR program for reimbursement of investor relations expenses and other program related expenses. We expect that we would not receive any reimbursement of investor relations expenses and other program related expenses from JPMorgan in the future.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2020, 2021 and 2022.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.
Modifications of Rights

See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

B.
Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

An evaluation has been carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended, as of December 31, 2022. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding the required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon our evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective due to the material weakness in internal control over financial reporting identified as described in the section below.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has, together with our independent registered accounting firm, identified the following material weakness. Our management thus concluded that our internal control over financial reporting was not effective as of December 31, 2022.

We identified a material weakness in our internal control over financial reporting related to the misapplication of accounting standards for unusual or infrequent transactions. Specifically, our controls did not operate effectively as we did not have sufficient accounting expertise regarding certain complex accounting standards applicable to certain unusual or infrequently occurring transactions. This material weakness resulted in an audit adjustment for the year ended December 31, 2022 and errors for the year ended December 31, 2020 related to the presentation of the gain on disposal of available-for-sale debt investments and income tax expense. The errors for the year ended December 31, 2020 resulted in the restatement in our 2020 consolidated financial statements as further disclosed in Note 2(b) to the financial statements in this Form 20-F.

To remedy identified material weakness in internal control over financial reporting, we plan to enhance our review process for the application of accounting standards to unusual or infrequently occurring transactions by supplementing our internal resources and/or engaging relevant external consultants to supplement our assessment of the application of accounting standards to future unusual or infrequently occurring transactions.

We are fully committed to continuing to implement measures to remediate our material weakness in our internal control over financial reporting. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur in implementing these and other measures designed to improve our internal control over financial reporting. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry - A material weakness in our internal control over financial reporting has been identified, and if we fail to maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results in accordance with U.S. GAAP may be materially and adversely affected. In addition, investor confidence in us and the market price of our ADSs may decline significantly.”

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

As required by Rule 13a-15(d), under the Exchange Act, our management, including our Chief Executive Officer and our Chief Financial Officer, has also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Jerry Juying Zhang, who is an independent director, qualifies as an audit committee financial expert as defined in Item 16A of the instruction to Form 20-F.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to our directors, employees, advisors and officers, including our Chief Executive Officer and Chief Financial Officer. No changes have been made to the code of ethics since its adoption and no waivers have been granted therefrom to our directors or employees. We have filed our code of business conduct and ethics as an exhibit to our F-1 registration statement (File No. 333-173666), as amended, initially filed with the SEC on April 21, 2011, and a copy is available to any shareholder upon request. This code of ethics is also available on our website at ir.ifeng.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Zhong Tian LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2022, for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, for the years indicated.

	For the Years Ended December 31,
	2021	2022
	(In thousands of RMB)
Audit Fees (1)	8,085	7,409
Tax Fees (2)	—	—
All Other Fees (3)	13	—
Total	8,098	7,409

Notes:

(1)
Audit fees consist of fees associated with the annual audit, reviews of our quarterly financial statements and related statutory and regulatory filings. For 2021 and 2022, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

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

None.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing forty-eight ordinary shares, are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange.

• In respect of independent directors on our Board of Directors: Only two of our six directors are independent directors. As our home country practice does not require a majority of our Board of Directors to be independent, two of our six directors are independent.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

For the fiscal year ended December 31, 2021, PricewaterhouseCoopers Zhong Tian LLP, which was a registered public accounting firm that the PCAOB determined in December 2021 that it was unable to inspect or investigate completely because of the positions taken by the PRC authorities, issued an audit report for us, and such audit report was included in our annual report on Form 20-F for the fiscal year ended December 31, 2021. On May 26, 2022, we were conclusively identified by the SEC as an SEC-identified issuer pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)). The PCAOB vacated its 2021 determinations in December 2022, and as a result, PricewaterhouseCoopers Zhong Tian LLP, which issued an audit report included in this annual report, is no longer a registered public accounting firm that the PCAOB determines it is unable to inspect or investigate completely because of the positions taken by an authority in any foreign jurisdiction.

Our company is incorporated in the Cayman Islands. The VIEs and other operating entities being consolidated in our financial statements, or our consolidated foreign operating entities, are incorporated or otherwise organized in the PRC, Hong Kong or the British Virgin Islands.

To the best of our knowledge, no governmental entity in any of the foreign jurisdictions in which our company or any of our subsidiaries or any of the VIEs that we consolidate are incorporated or otherwise organized owns any shares of our company or any of our consolidated foreign operating entities.

To the best of our knowledge, no governmental entity in the PRC (i.e. the applicable foreign jurisdiction with respect to PricewaterhouseCoopers Zhong Tian LLP) has a controlling financial interest with respect to our company or any of our subsidiaries or any of the VIEs or any of our consolidated foreign operating entities.

No member of the board of directors of our company or any of our subsidiaries or any of the VIEs or any of our consolidated foreign operating entities is any official of the Chinese Communist Party.

Neither the memorandum and articles of association of our company nor the articles of incorporation (or equivalent organizing document) of any of our subsidiaries or any of the VIEs or any of our consolidated foreign operating entities contains any charter of the Chinese Communist Party.

ITEM 16J. INSIDER TRADING POLICIES

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

2.3A

Form of Amendment to Amended and Restated Deposit Agreement, among the Registrant, JPMorgan Chase Bank, N.A., as depositary, and all holders from time to time of ADRs issued thereunder (incorporated by reference Exhibit (a)(2) to our Registration Statement on Form F-6 (File No. 333-212488) with repsect to American depositary shares representing our Class A ordinary shares, filed with the Securities and Exchange Commission on May 12, 2022).

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

4.8C

Translation of the Exclusive Equity Option Agreement, dated as of May 7, 2021, between Qieyiyou and Chenhuan.and its shareholders (incorporated by reference Exhibit 4.8C to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2021 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 28, 2022).

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

4.10C

Translation of the Equity Pledge Agreement, dated as of May 7, 2021, between Qieyiyou and Chenhuan and its shareholders (incorporated by reference Exhibit 4.10C to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2021 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 28, 2022).

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

4.12D

Translation of the Exclusive Technical Consulting & Service Agreement, dated as of May 7, 2021, between Qieyiyou and Chenhuan and its shareholders (incorporated by reference Exhibit 4.12D to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2021 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 28, 2022).

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

4.14C

Translation of the Loan Agreement, dated as of March 30, 2021, between Qieyiyou and shareholders of Chenhuan (incorporated by reference Exhibit 4.14C to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2021 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 28, 2022).

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

4.16C

Translation of the Voting Right Entrustment Agreement, dated as of May 7, 2021, between Qieyiyou and Chenhuan and its shareholders (incorporated by reference Exhibit 4.16C to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2021 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 28, 2022).

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

4.65

Translation of Program Resource License and Cooperation Agreement between Phoenix Satellite Television Company Limited and Beijing Tianying Jiuzhou Network Technology Co., Ltd., dated August 24, 2021 (incorporated by reference Exhibit 4.65 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2021 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 28, 2022).

4.66

Translation of the Termination Agreement, dated as of May 7,2021, between Qieyiyou and Chenhuan and its shareholders (incorporated by reference Exhibit 4.66 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2021 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 28, 2022).

*4.67	Translation of the Termination Agreement, dated as of August 31, 2022, between Qieyiyou and Chenhuan and its shareholders.

*8.1	List of Subsidiaries

11.1

Code of Business conduct and Ethics of the Registrant (incorporated by reference Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification of our Chief Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Public Accounting Firm

*15.2	Consent of Zhong Lun Law Firm

*15.3	Certification by the Chief Financial Officer Pursuant to Item 16I(a) of Form 20-F

101.INS	Inline XBRL Instance Document. *

101.SCH	Inline XBRL Taxonomy Extension Schema Document. *

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document. *

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document. *

101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document. *

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document. *

104	Cover Page Interactive Data File (embedded within the Inline XBRL document). *

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Phoenix New Media Limited

	By:	/s/ Edward Lu
		Name:	Edward Lu
		Title:	Chief Financial Officer

Date: May 1, 2023

Phoenix New Media Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Phoenix New Media Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Phoenix New Media Limited and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income /(loss), of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO because a material weakness in internal control over financial reporting existed as of that date related to the misapplication of accounting standards for unusual or infrequent transactions.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Restatement of Previously Issued Financial Statements

As discussed in Note 2(b) to the consolidated financial statements, the Company has restated its 2020 financial statements to correct errors.

Change in Accounting Principle

As discussed in Note 2(l) to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses on certain financial instruments in 2020.

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

Allowance for Credit Losses on Accounts Receivable

As described in Notes 2(l) and 5 to the consolidated financial statements, as of December 31, 2022, the gross balance of accounts receivable was RMB740.6 million, against which an allowance for credit losses of RMB312.2 million was provided. The allowance is management’s estimate of expected credit losses based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability to pay. Management estimated the allowance by segmenting accounts receivable into groups based on certain credit risk characteristics and determining an expected loss rate for each group based on historical loss experience adjusted for judgments including default rates, lifetime for debt recovery, current and future economic conditions and other relevant factors.

The principal considerations for our determination that performing procedures relating to the allowance for credit losses on accounts receivable is a critical audit matter are the significant judgment made by management in estimating the allowance for credit losses. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence obtained relating to management’s judgments and assumptions related to segmentation of accounts receivable, default rates, lifetime for debt recovery, current and future economic conditions. The audit effort also included the involvement of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimate of the allowance for credit losses. These procedures also included, among others, (i) testing management’s process for estimating the allowance for credit losses, (ii) evaluating the appropriateness of the model and methodology; (iii) testing the completeness, accuracy and relevance of underlying data used in the model; and (iv) evaluating the reasonableness of significant judgments made by management. Professionals with specialized skill and knowledge were also used to assist in evaluating the appropriateness of the model, methodology and management’s significant judgments.

Equity investments in limited partnerships and private equity fund

As described in Notes 2(p) and 10 to the consolidated financial statements, as of December 31, 2022, the Company held investments in limited partnerships with total carrying value of RMB51.8 million. The Company also held investment in a private equity fund with carrying value of RMB34.6 million. The limited partnerships and the private equity fund mainly engage in private equity investments. The investments in the limited partnerships are accounted for under the equity method. The Company adjusted the carrying value of equity method investments for its share of the income or losses of the limited partnerships. The income or losses of the limited partnerships were mainly attributable by the estimated fair value change of the underlying investments held by the limited partnerships.

The Company recognized its share of loss from these investments of RMB8.2 million for the year ended December 31, 2022. The investment in private equity fund is accounted for under the existing practical expedient to estimate fair value using the net asset value per share of the investment. The Company recognized a fair value change of RMB2.7 million related to this investment for the year ended December 31, 2022.

The principal considerations for our determination that performing procedures relating to the equity investments in limited partnerships and private equity fund is a critical audit matter are the significant judgment made by management in recognizing the Company’s share of income or losses of the limited partnerships, and the fair value change of the Company’s investment in the private equity fund. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating the audit evidence obtained relating to the Company’s share of income or losses of the limited partnerships, and the fair value change of the investment in the private equity fund.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's accounting of equity investments in limited partnerships and private equity fund. These procedures also included, among others, testing management’s process for recognizing the Company’s share of income or losses of the limited partnerships and the fair value change of the private equity fund through evaluation of the limited partnerships’ and private equity fund’s financial statements, and, on a sample basis, evaluating the reasonableness of the estimated fair value change of the limited partnerships’ and private equity fund’s underlying investments by assessing the methods used to value the underlying investments, the historical performance and future development of the underlying investments, and other relevant market information.

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

May 1, 2023

We have served as the Company’s auditor since 2010.

Phoenix New Media Limited

Consolidated Balance Sheets

(Amounts in thousands, except for number of shares and per share data)

	As of December 31,
	2021	2022
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	188,980	95,982
Term deposits and short-term investments	1,309,028	1,049,555
Restricted cash	15,618	9,055
Accounts receivable, net	456,935	428,587
Amounts due from related parties	57,079	46,215
Prepayments and other current assets	49,363	32,257
Total current assets	2,077,003	1,661,651
Non-current assets:
Property and equipment, net	29,051	13,091
Intangible assets, net	22,495	29,126
Available-for-sale debt investments	29,401	304
Equity investments, net	111,128	114,389
Deferred income tax assets, net	92,189	89,060
Operating lease right-of-use assets, net	41,361	103,551
Other non-current assets	3,218	19,652
Total non-current assets	328,843	369,173
Total assets	2,405,846	2,030,824
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including amounts of the consolidated VIEs, excluding intercompany amounts, without recourse to the Company of RMB345,561 and RMB310,694 as of December 31, 2021 and 2022, respectively. Note 1) :

Accounts payable	217,172	176,956
Amounts due to related parties	34,735	64,733
Advances from customers	33,461	31,942
Taxes payable	412,776	183,525
Salary and welfare payable	119,812	94,484
Accrued expenses and other current liabilities	123,243	89,042
Operating lease liabilities	25,780	23,639
Total current liabilities	966,979	664,321

Non-current liabilities (including amounts of the consolidated VIEs, excluding intercompany amounts, without recourse to the Company of RMB32,169 and RMB49,000 as of December 31, 2021 and 2022, respectively. Note 1) :

Deferred tax liabilities	1,312	—
Long-term liabilities	28,330	20,333
Operating lease liabilities	20,070	80,947
Total non-current liabilities	49,712	101,280
Total liabilities	1,016,691	765,601
Commitments and contingencies (Note 20)
Shareholders’ equity:
Phoenix New Media Limited shareholders’ equity:
Class A ordinary shares (US$0.01 par value, 680,000,000 shares authorized; 264,998,965 and 264,998,965 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	17,499	17,499
Class B ordinary shares (US$0.01 par value, 320,000,000 shares authorized; 317,325,360 and 317,325,360 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	22,053	22,053
Additional paid-in capital	1,629,014	1,636,822
Statutory reserves	98,482	99,547
Accumulated deficits	(300,357)	(411,074)
Accumulated other comprehensive loss	(39,308)	(45,402)
Total Phoenix New Media Limited shareholders’ equity	1,427,383	1,319,445
Noncontrolling interests	(38,228)	(54,222)
Total shareholders’ equity	1,389,155	1,265,223
Total liabilities and shareholders’ equity	2,405,846	2,030,824

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Comprehensive Income/(Loss)

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	For the Years Ended December 31,
	2020 as Restated	2021	2022
	RMB	RMB	RMB
Revenues (1) :
Net advertising revenues	1,113,017	930,025	696,664
Paid services revenues	95,828	100,306	89,043
Total revenues	1,208,845	1,030,331	785,707
Cost of revenues (1)	(559,286)	(597,397)	(548,505)
Gross profit	649,559	432,934	237,202
Operating expenses (1) :
Sales and marketing expenses	(279,429)	(276,254)	(204,984)
General and administrative expenses	(277,931)	(334,189)	(91,846)
Technology and product development expenses	(171,989)	(158,586)	(131,807)
Impairment of goodwill	(22,786)	—	—
Total operating expenses	(752,135)	(769,029)	(428,637)
Loss from operations	(102,576)	(336,095)	(191,435)
Other income/(loss):
Interest income, net	35,421	47,304	31,411
Foreign currency exchange gain/(loss)	5,494	8,612	(32,872)
Income/(loss) from equity method investments, net of impairment	5,598	401	(8,195)
Fair value changes in investments, net	—	1,906	2,664
Impairment of available-for-sale debt investments	(2,000)	—	(5,980)
Gain on disposal of available-for-sale debt investments*	573,860	—	—
Changes in fair value of loan related to co-sale of Particle shares	(24,535)	—	—
Changes in fair value of forward contract in relation to disposal of investments in Particle	16,085	—	—
Others, net	35,881	25,387	8,294
Income/(loss) before tax from continuing operations*	543,228	(252,485)	(196,113)
Income tax (expense)/benefit*	(115,583)	(20,581)	70,394
Net income/(loss) from continuing operations	427,645	(273,066)	(125,719)
Net loss from discontinued operations, net of income taxes	(62,366)	—	—
Net income/(loss)	365,279	(273,066)	(125,719)
Net (income)/loss from continuing operations attributable to noncontrolling interests	(9,669)	67,365	16,067
Net loss from discontinued operations attributable to noncontrolling interests	24,759	—	—
Net loss attributable to noncontrolling interests	15,090	67,365	16,067
Net income/(loss) from continuing operations attributable to Phoenix New Media Limited	417,976	(205,701)	(109,652)
Net loss from discontinued operations attributable to Phoenix New Media Limited	(37,607)	—	—
Net income/(loss) attributable to Phoenix New Media Limited	380,369	(205,701)	(109,652)
Net income/(loss)	365,279	(273,066)	(125,719)
Other comprehensive loss (net of tax of RMB(98,456), nil and nil for the years ended December 31, 2020, 2021 and 2022, respectively): fair value remeasurement for available-for-sale debt investments	(887,248)	(6,611)	(24,010)
Other comprehensive loss (net of tax of RMB96,606, nil and nil for the years ended December 31, 2020, 2021 and 2022, respectively): reclassification adjustment for disposal of available-for-sale debt investments	(491,197)	—	—
Other comprehensive (loss)/income (net of nil tax for all years): foreign currency translation adjustment	(55,577)	(4,483)	17,916
Comprehensive loss	(1,068,743)	(284,160)	(131,813)
Comprehensive loss attributable to noncontrolling interests	15,090	67,365	16,067
Comprehensive loss attributable to Phoenix New Media Limited	(1,053,653)	(216,795)	(115,746)
Net income/(loss) attributable to Phoenix New Media Limited	380,369	(205,701)	(109,652)
Basic net income/(loss) per Class A and Class B ordinary share:
-Continuing operations	0.72	(0.35)	(0.19)
-Discontinued operations	(0.07)	—	—
Basic net income/(loss) per Class A and Class B ordinary share	0.65	(0.35)	(0.19)
Diluted net income/(loss) per Class A and Class B ordinary share:
-Continuing operations	0.72	(0.35)	(0.19)
-Discontinued operations	(0.07)	—	—
Diluted net income/(loss) per Class A and Class B ordinary share	0.65	(0.35)	(0.19)
Basic income/(loss) per ADS (1 ADS represents 48 Class A ordinary shares):
-Continuing operations	34.56	(16.80)	(9.04)
-Discontinued operations	(3.36)	—	—
Basic net income/(loss) per ADS (1 ADS represents 48 Class A ordinary shares)	31.20	(16.80)	(9.04)
Diluted net income/(loss) per ADS (1 ADS represents 48 Class A ordinary shares)：
-Continuing operations	34.56	(16.80)	(9.04)
-Discontinued operations	(3.36)	—	—
Diluted net income/(loss) per ADS (1 ADS represents 48 Class A ordinary shares)	31.20	(16.80)	(9.04)
Weighted average number of Class A and Class B ordinary shares used in computing net income/(loss) per share:
Basic	582,324,325	582,324,325	582,324,325
Diluted	582,324,325	582,324,325	582,324,325

(1) Transactions with related parties included in revenues, cost of revenues and operating expenses are as follows (Note 21):

Net advertising revenues	37,639	28,629	17,068
Paid services revenues	30,950	29,959	23,516
Cost of revenues	(9,566)	(24,500)	(52,942)
Sales and marketing expenses	(2,692)	(2,465)	(1,168)
General and administrative expenses	(5,044)	(5,361)	(4,874)

Note:

* The gain on disposal of available-for-sale debt investments, income before tax from continuing operations and the income tax expense for the year ended December 31, 2020 have been restated. Refer to Note 2(b) for further information.

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Shareholders’ Equity

(Amounts in thousands, except for number of shares)

	Phoenix New Media Limited Shareholders’ Equity
	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Noncontrolling	Total shareholders’
	Shares	Amount	Shares	Amount	capital	reserves	deficits	income/(loss)	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	264,998,965	17,499	317,325,360	22,053	1,611,484	88,583	186,324	1,405,808	213,264	3,545,015
Share-based compensation	—	—	—	—	9,096	—	—	—	287	9,383
Appropriation to statutory reserves	—	—	—	—	—	3,434	(3,434)	—	—	—
Fair value changes of available-for-sale debt investments, net of tax	—	—	—	—	—	—	—	(887,248)	—	(887,248)
Reclassification adjustment for disposal of available-for-sale debt investments, net of tax	—	—	—	—	—	—	—	(491,197)	—	(491,197)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(55,577)	—	(55,577)
Capital contribution received from noncontrolling shareholders	—	—	—	—	—	—	—	—	1,600	1,600
Disposal of a subsidiary	—	—	—	—	—	—	—	—	(169,339)	(169,339)
Dividends declared and paid	—	—	—	—	—	—	(653,501)	—	(442)	(653,943)
Net income	—		—		—	—	380,369	—	(15,090)	365,279
Cumulative effect of initially applying ASC 326	—	—	—	—	—	—	2,051	—	(2,051)	—
Balance as of December 31, 2020	264,998,965	17,499	317,325,360	22,053	1,620,580	92,017	(88,191)	(28,214)	28,229	1,663,973
Share-based compensation	—	—	—	—	8,434	—	—	—	1,148	9,582
Appropriation to statutory reserves	—	—	—	—	—	6,465	(6,465)	—	—	—
Fair value changes of available-for-sale debt investments, net of tax	—	—	—	—	—	—	—	(6,611)	—	(6,611)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(4,483)	—	(4,483)
Dividends declared and paid									(240)	(240)
Net loss	—	—	—	—	—	—	(205,701)	—	(67,365)	(273,066)
Balance as of December 31, 2021	264,998,965	17,499	317,325,360	22,053	1,629,014	98,482	(300,357)	(39,308)	(38,228)	1,389,155
Share-based compensation	—	—	—	—	7,808	—	—	—	73	7,881
Appropriation to statutory reserves	—	—	—	—	—	1,065	(1,065)	—	—	—
Fair value changes of available-for-sale debt investments, net of tax	—	—	—	—	—	—	—	(24,010)	—	(24,010)
Foreign currency translation adjustment	—	—	—	—	—	—	—	17,916	—	17,916
Net loss	—	—	—	—	—	—	(109,652)	—	(16,067)	(125,719)
Balance as of December 31, 2022	264,998,965	17,499	317,325,360	22,053	1,636,822	99,547	(411,074)	(45,402)	(54,222)	1,265,223

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Years Ended December 31,
	2020 as Restated	2021	2022
	RMB	RMB	RMB
Cash flows from operating activities:
Net income/(loss)	365,279	(273,066)	(125,719)
Net loss from discontinued operations, net of income taxes	62,366	—	—
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Share-based compensation	9,383	9,582	7,881
Provision for/(reversal of) allowance for credit losses, including related party amounts of RMB3,344, RMB1,000 and RMB(4,122) for the years ended December 31, 2020, 2021 and 2022, respectively	75,840	186,520	(23,536)
Depreciation and amortization expense	38,930	28,503	26,245
Amortization of the right-of-use assets	39,981	37,549	28,503
Impairment of intangible assets	10,572	369	1,106
(Income)/loss from equity method investments, net of impairment	(5,598)	(401)	8,195
Fair value changes in investments, net	—	(1,906)	(2,664)
Impairment of available-for-sale debt investments	2,000	—	5,980
Deferred tax (benefit)/expense	(13,179)	(5,322)	1,817
(Gain)/loss on disposal of property and equipment	(1,642)	1,107	2,672
Gain on disposal of available-for-sale debt investments*	(573,860)	—	—
Impairment of goodwill	22,786	—	—
Changes in fair value of loan related to co-sale of Particle shares	24,535	—	—
Changes in fair value of forward contract in relation to disposal of investments in Particle	(16,085)	—	—
Foreign currency exchange (gain)/loss	(5,494)	(8,612)	32,872
Changes in operating assets and liabilities, net of effects of acquisition:
Accounts receivable	(149,780)	33,161	47,538
Prepayments and other current assets	15,576	(8,285)	14,709
Amounts due from related parties	20,721	(25,492)	14,986
Other non-current assets	10,106	6,535	(21,877)
Accounts payable	(27,719)	(9,083)	(35,282)
Advances from customers	(7,337)	(5,374)	(1,519)
Salary and welfare payable	(1,185)	(36,787)	(25,328)
Withholding tax payable for disposal of available-for-sale debt investments*	96,606	—	(240,396)
Taxes payable	20,778	10,166	15,725
Amounts due to related parties	265	315	29,998
Accrued expenses and other current liabilities	(78,031)	(45,834)	(34,363)
Long-term liabilities	(39,109)	(36,467)	(39,954)
Net cash used in continuing operating activities	(103,295)	(142,822)	(312,411)
Net cash provided by discontinued operating activities	186	—	—
Net cash used in operating activities	(103,109)	(142,822)	(312,411)
Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(12,090)	(16,833)	(33,958)
Placement of term deposits and short-term investments	(6,456,943)	(5,839,637)	(2,876,710)
Maturity of term deposits and short-term investments	6,404,429	5,810,436	3,139,583
Payment for the equity investment	(82,000)	(14,000)	(9,000)
Dividends received from the equity investment	—	—	206
Loans provided to a third party related to co-sale of Particle shares	(68,867)	—	—
Net proceeds from disposal of available-for-sale debt investments	695,937	—	—
Proceeds from disposal of property and equipment and intangible assets	—	17,381	8,578
Net cash provided by/(used in) continuing investing activities	480,466	(42,653)	228,699
Net cash provided by discontinued investing activities	265,753	—	—
Net cash provided by/(used in) investing activities	746,219	(42,653)	228,699
Cash flows from financing activities:
Repayment of loan from a noncontrolling shareholder	(7,630)	—	—
Dividends paid to shareholders	(645,244)	(3,540)	—
Cash received from discount of notes receivable	11,612	—	—
Capital injection from noncontrolling shareholders	1,600	—	—
Net cash used in continuing financing activities	(639,662)	(3,540)	—
Net cash used in discontinued financing activities	—	—	—
Net cash used in financing activities	(639,662)	(3,540)	—
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(38,563)	4,778	(15,849)
Cash, cash equivalents and restricted cash of discontinued operations	46,840	—	—
Net decrease in cash, cash equivalents and restricted cash	(35,115)	(184,237)	(99,561)
Cash, cash equivalents and restricted cash at the beginning of the year	377,110	388,835	204,598
Including:
Cash and cash equivalents at the beginning of the year	310,876	357,796	188,980
Restricted cash at the beginning of the year	66,234	31,039	15,618
Cash, cash equivalents and restricted cash at the end of the year	388,835	204,598	105,037
Including:
Cash and cash equivalents at the end of the year	357,796	188,980	95,982
Restricted cash at the end of the year	31,039	15,618	9,055
Supplemental disclosure of cash flow information:
Cash paid during the period for income taxes	1,688	1,012	176,176
Cash paid during the period for interest expenses	1,112	—	—
Supplemental disclosure of non-cash investing activities:
Acquisition of available-for-sale debt investments from pledge of an interest-free loan	42,135	—	—
Acquisition of available-for-sale debt investments from a series of debt restructuring transaction and share exchange transaction	5,980	—	—

Note:

* The gain on disposal of available-for-sale debt investments and withholding tax payable for disposal of available-for-sale debt investments for the year ended December 31, 2020 have been restated. Refer to Note 2(b) for further information.

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

1. Organization and Principal Activities

Phoenix New Media Limited (“PNM”, or the “Company”) was incorporated in the Cayman Islands on November 22, 2007 by Phoenix Satellite Television (B.V.I.) Holding Limited (the “Parent”), a subsidiary of Phoenix Media Investment (Holdings) Limited (“Phoenix TV”). As of December 31, 2022, the Company had twelve subsidiaries, two VIEs and nineteen subsidiaries of VIEs. The Company, its subsidiaries, VIEs and subsidiaries of the VIEs are hereinafter collectively referred to as the “Group”. Phoenix TV, its subsidiaries and variable interest entities (“VIEs”) excluding the Group are collectively referred to as the Phoenix TV Group. The Group generates revenues from providing advertising services and paid services, which include paid contents, E-commerce and others. While the Group’s VIEs hold certain licenses and approvals to operate Internet-related businesses in the People’s Republic of China (“China” or the “PRC”), they are also in the process of applying for certain licenses for the operations of their businesses, including an Internet audio-visual program transmission license and an Internet news license.

Major subsidiaries, VIEs and the subsidiaries of the VIEs as of December 31, 2022 are set out below:

Name	Place of Incorporation	Date of Incorporation	Percentage of Direct or Indirect Economic Ownership	Principal Activity
Direct subsidiaries:
Phoenix Satellite Television Information Limited	British Virgin Islands (“BVI”)	September 1, 1999	100%	Investment holding
Phoenix New Media (Hong Kong) Company Limited	Hong Kong	February 24, 2011	100%	Advertising
Phoenix New Media (Hong Kong) Information Technology Company Limited	Hong Kong	April 22, 2014	100%	Investment holding
Fread Limited	Cayman Islands	May 20, 2014	100%	Investment holding
Indirect subsidiaries:
Fenghuang On-line (Beijing) Information Technology Co., Ltd. (“Fenghuang On-line”)	PRC	December 20, 2005	100%	Technical consulting
Beijing Fenghuang Yutian Software Technology Co., Ltd. (“Fenghuang Yutian”)	PRC	June 15, 2012	100%	Software development
Fenghuang Feiyang (Beijing) New Media Information Technology Co., Ltd. (“Fenghuang Feiyang”)	PRC	October 25, 2013	100%	Advertising
I Game (Hong Kong) Company Limited	Hong Kong	June 10, 2014	100%	Investment holding
Beijing Fenghuang Borui Software Technology Co., Ltd. (“Fenghuang Borui”)	PRC	October 13, 2014	100%	Software development
Tianjin Fengying Hongda Culture Communication Co., Ltd. (“Fengying Hongda”)	PRC	March 13, 2017	100%	Advertising
VIEs:
Beijing Tianying Jiuzhou Network Technology Co., Ltd. (“Tianying Jiuzhou”)	PRC	April 18, 2000	100%	Advertising and paid services
Beijing Fenghuang Ronghe Investment Co., Ltd. (“Fenghuang Ronghe”)	PRC	September 18, 2015	100%	Investment holding
Subsidiaries of VIEs:
Yifeng Lianhe (Beijing) Technology Co., Ltd. (“Yifeng Lianhe”)	PRC	June 16, 2006	100%	Paid services
Beijing Tianying Chuangzhi Advertising Co., Ltd. (“Tianying Chuangzhi”)	PRC	February 8, 2010	100%	Advertising
Beijing Fengyu Network Technology Co., Ltd. (“Fengyu Network”)	PRC	June 1, 2012	100%	Paid services
Tianjin Fenghuang Mingdao Culture Communication Co., Ltd. (“Fenghuang Mingdao”)	PRC	May 24, 2013	100%	Advertising
Beijing Fenghuang Tianbo Network Technology Co., Ltd. (“Tianbo”)	PRC	May 31, 2013	50%	Advertising
Shanghai Fengyu Shixun Technology Co., Ltd. (“Fengyu Shixun”)	PRC	December 21, 2016	100%	Paid services
Beijing Fengyue Culture Technology Co., Ltd. (“Fengyue Culture”)	PRC	January 19, 2017	100%	Paid services
Hainan Lefeng Culture Communication Co., Ltd. (“Lefeng”)	PRC	December 30, 2020	100%	Advertising

In order to comply with Chinese laws and regulations that prohibit or restrict foreign ownership of companies that operate Internet content and advertising businesses, a series of agreements (the “Contractual Agreements”) were entered into among Fenghuang On-line, Tianying Jiuzhou, Yifeng Lianhe and their legal shareholders in 2009, and among Qieyiyou (Beijing) Information Technology Co., Ltd. (“Qieyiyou”), Beijing Chenhuan Technology Co., Ltd. (“Chenhuan”), and their legal shareholders in 2015.

In March 2021, shareholders of Yifeng Lianhe transferred all of their equity interest in Yifeng Lianhe to Fenghuang Ronghe, and Yifeng Lianhe became a wholly owned subsidiary of Fenghuang Ronghe. Fenghuang On-line terminated the contractual agreements with Yifeng Lianhe and then entered into a series of new contractual arrangements with Fenghuang Ronghe. The contractual arrangements with Fenghuang Ronghe and their respective shareholders allow the Group to direct the activities that most significantly impact the economic performance of Fenghuang Ronghe and its subsidiary, Yifeng Lianhe, and to derive substantially all of the economic benefits from them.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

1. Organization and Principal Activities (Continued)

The Group operates digital reading business through Fengyu Network. Historically, the Group directed the activities that most significantly impact the economic performance of Fengyu Network and derived substantially all of the economic benefits from Fengyu Network through the contractual arrangements entered into among Qieyiyou, Chenhuan and the shareholders of Chenhuan, which previously wholly owned Fengyu Network. In order to streamline organizational structure and control operational costs, the Group terminated such contractual arrangements in August 2022 and Fengyu Network is currently wholly owned by Tianying Jiuzhou.

Through the aforementioned activities, Tianying Jiuzhou and Fenghuang Ronghe are considered as VIEs in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Fenghuang On-line has been entitled to substantially all the economic risks and rewards associated with the VIEs, and is the primary beneficiaries of the VIEs.

Voting Right Entrustment Agreements

Pursuant to the voting right entrustment agreements among the VIEs, their legal shareholders and Fenghuang On-line, each legal shareholder of the VIEs agreed to grant a person designated by Fenghuang On-line the right to exercise their rights as shareholders, including all voting rights, as well as rights to attend and propose the convening of shareholder meetings. Unless otherwise required by law, the voting right entrustment agreements will remain in effect indefinitely unless both parties agree to terminate the agreements in writing, or unless the Fenghuang On-line decide in their discretion to terminate the relevant agreements.

Exclusive Equity Option Agreements

Under the exclusive equity option agreements among the VIEs, their legal shareholders and Fenghuang On-line, legal shareholders of the VIEs irrevocably granted Fenghuang On-line or its designated person an irrevocable, unconditional and exclusive option to purchase, to the extent permitted by applicable PRC laws, all of the equity interest in the VIEs from the legal shareholders. The purchase price for the entire equity interest of each VIE is to be calculated based on the paid-up amount of the relevant equity interest or the minimum price permitted by applicable PRC laws. The exclusive equity option agreements will remain in effect until all of the equity interest in the VIEs has been duly transferred to Fenghuang On-line or its designated representatives.

Loan Agreements

Pursuant to the loan agreements among Fenghuang On-line, and legal shareholders of their VIEs, Fenghuang On-line granted interest-free loans to the legal shareholders of the VIEs for an amount that is equal to their respective capital contribution in the VIEs. The loans can be repaid only with proceeds from the sale of all of the respective shareholder’s equity interest in the applicable VIE to Fenghuang On-line, or its designated representatives pursuant to the applicable exclusive equity option agreements. The term of each loan is ten years, and may be extended upon mutual agreements of the parties. On December 31, 2019, Tianying Jiuzhou and Fenghuang On-line entered into a supplemental agreement to extend the loan for a term of ten years upon expiration of the original loan agreement on the same day.

Equity Pledge Agreements

Under the equity pledge agreements among the VIEs, their legal shareholders and Fenghuang On-line, the legal shareholders of the VIEs have pledged their equity interest in the VIEs to Fenghuang On-line to secure the performance of the obligations of the VIEs and their legal shareholders under the applicable exclusive technical licensing and services agreements, voting right entrustment agreements, exclusive equity option agreements and loan agreements. The equity pledge agreements will remain in effect until the secured obligations have been fully performed by the VIEs or released by Fenghuang On-line.

Exclusive Technical Licensing and Service Agreements

Under the exclusive technical licensing and service agreements between Fenghuang On-line and each of the VIEs, Fenghuang On-line has the exclusive right to provide technical and consulting services to their respective VIEs. The VIEs have agreed to pay a service fee to Fenghuang On-line equal to a certain percentage of their respective annual revenues plus a special service fee for certain services rendered by Fenghuang On-line at the request of the VIEs. The technical service agreements also transfer all of the economic benefits of intellectual property created by the VIEs to Fenghuang On-line. Each exclusive technical services agreement will remain in effect indefinitely and can be terminated only by Fenghuang On-line unless otherwise required by law.

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

Risks in relation to the VIE structure

The Company is not an operating company in China but a Cayman Islands holding company, which has no equity ownership in the VIEs, with operations primarily conducted by its PRC subsidiaries and through contractual arrangements with the VIEs based in China. The Company operates part businesses in China through the VIEs, and rely on contractual arrangements among its PRC subsidiaries, the VIEs and their respective shareholders to direct the activities that most significantly impact the economic performance of the VIEs and to derive substantially all of the economic benefits from them. Revenue contributed by the VIEs and subsidiaries of the VIEs accounted for 42.2%, 44.7% and 44.5% of the Group’s total revenues for the years ended December 31, 2020, 2021 and 2022, respectively.

The Group’s corporate structure is subject to risks associated with its contractual arrangements with the VIEs. Investors may never directly hold equity interest in the VIEs. It is possible that the Group’s operation of certain of its operations and businesses through VIEs could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses, or if these regulations or their interpretations change in the future, the Group could be subject to severe penalties, forced to relinquish its interests in those operations or required to restructure its ownership structure or operations, including terminating the contractual arrangements with the VIEs or deregistering the equity pledge of the VIEs, which in turn would affect its ability to consolidate and derive economic interests from the VIEs and thus have a material effect on its operations and result in the value of its ADSs diminishing substantially.

Under the Contractual Agreements with the VIEs, the Company has the power to direct the activities of all the VIEs and subsidiaries of the VIEs, and can have assets transferred out of the VIEs and subsidiaries of the VIEs. Therefore, the Company considers itself the ultimate primary beneficiary of the VIEs and there is no asset of the VIEs that can only be used to settle obligations of the VIEs and subsidiaries of the VIEs, except for registered capital and PRC statutory reserves of the VIEs and subsidiaries of the VIEs amounting to RMB25.2 million as of December 31, 2022. As all the VIEs and subsidiaries of the VIEs are incorporated as limited liability companies under the PRC Company Law, the creditors of the VIEs and subsidiaries of the VIEs do not have recourse to the general credit of the Company. The amounts of the consolidated VIEs’ current liabilities without recourse to the Company disclosed on the face of the consolidated balance sheets have excluded the amounts due to inter-company entities. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. However, as the Company is conducting certain businesses through the VIEs and subsidiaries of the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

1. Organization and Principal Activities (Continued)

The following tables set forth the summarized assets, liabilities, results of operations and cash flows from continuing operations of the consolidated VIEs and their subsidiaries (in thousands):

	As of December 31,
	2021	2022
	RMB	RMB
Cash and cash equivalents	41,856	33,626
Term deposits and short-term investments	126,172	14,207
Accounts receivable, net	178,439	175,544
Amounts due from related parties	41,753	34,225
Amounts due from inter-company entities	104,215	124,932
Other current assets	38,261	19,017
Current assets	530,696	401,551
Equity investments, net	98,128	101,389
Deferred income tax assets, net	48,192	46,769
Operating lease right-of-use assets, net	18,520	46,294
Other non-current assets	24,860	40,680
Non-current assets	189,700	235,132
Total assets	720,396	636,683
Accounts payable	63,685	57,363
Amounts due to related parties	26,035	27,296
Amounts due to inter-company entities	673,246	650,800
Advances from customers	18,633	20,653
Taxes payable	88,212	82,355
Salary and welfare payable	61,082	53,844
Accrued expenses and other current liabilities	87,914	69,183
Current liabilities	1,018,807	961,494
Non-current liabilities	32,169	49,000
Total liabilities	1,050,976	1,010,494

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Revenues	521,414	487,323	376,120
Net loss from continuing operations	(52,834)	(153,574)	(43,898)
Net loss from discontinued operation	(62,366)	—	—

Notes:

(1)
For the years ended December 31, 2020, 2021 and 2022, the VIEs have incurred revenues of RMB11.0 million, RMB27.0 million and RMB26.4 million, respectively, derived from inter-company entities and the corresponding inter-company entities concurrently recognized same amounts as fees, which have been eliminated upon consolidation.
(2)
For the years ended December 31, 2020, 2021 and 2022, the VIEs have incurred costs of RMB17.4 million, RMB16.8 million and RMB13.5 million, respectively, related to technical services provided by the inter-company entities and the corresponding inter-company entities concurrently recognized same amounts as revenues, which have been eliminated upon consolidation.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

1. Organization and Principal Activities (Continued)

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cash flow from operating activities：
Net cash provided by/(used in) transactions with inter-company entities	55,402	(44,528)	45,768
Net cash used in transactions with third parties	(83,169)	(75,240)	(62,108)
Net cash used in operating activities	(27,767)	(119,768)	(16,340)
Cash flow from investing activities：
Loans collected from/(paid to) inter-company entities	155,085	(12,523)	(77,751)
Net cash (used in)/provided by other investing activities	(123,199)	93,034	79,148
Net cash provided by investing activities	31,886	80,511	1,397
Cash flow from financing activities：
Investments from inter-company entities	—	400	—
Repatriation of capital to facilitate the reorganization	—	(10,000)	—
(Repayment of)/proceeds from loans from inter-company entities	(380,560)	(20,890)	123
Net cash provided by/(used in) other financing activities	4,365	(240)	—
Net cash (used in)/provided by financing activities	(376,195)	(30,730)	123

As of December 31, 2022, there was no pledge or collateralization of the VIEs’ assets. Unrecognized revenue-producing assets that are held by the VIEs and subsidiaries of the VIEs mainly comprise of the Online Culture Operating Permit, the Publication Operation Permit, the Permit for Radio and Television Program Production and Operation, the Value-added Telecommunications Business Operating License, trademark, and domain name. Recognized revenue-producing assets that are held by the VIEs and subsidiaries of the VIEs mainly comprise of property and equipment, licensed copyrights of reading content, and audio content. The balances and transactions of the consolidated VIEs disclosed above were reflected in the Company’s consolidated financial statements with inter-company transactions eliminated.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2. Principal Accounting Policies

(a) Basis of presentation, principles of consolidation, and cost allocations

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and the subsidiaries of the VIEs. The consolidated financial statements have been prepared in accordance with U.S. GAAP and on a going concern basis. All significant transactions and balances among the Company, its subsidiaries, its VIEs and the subsidiaries of the VIEs have been eliminated upon consolidation. The Company consolidates the VIEs as required by Accounting Standards Codification (“ASC”) 810 Consolidation, because Fenghuang On-line holds all the variable interests of the VIEs and has been determined to be the primary beneficiaries of the VIEs (see Note 1).

The Group and Phoenix TV Group have engaged in various mutual cooperation activities in content, branding, promotions, technical support and corporate management. The Group entered into a program resource license and cooperation agreement with Phoenix TV Group on January 15, 2020, or the 2020 Program Resource License and Cooperation Agreement, to use Phoenix TV Group’s copyrighted video content. The annual license fees payable to Phoenix TV Group under the 2020 Program Resource License and Cooperation Agreement were RMB2.0 million plus 50% of the revenue generated from the use of the licensed program resource in excess of RMB2.0 million. The 2020 Program Resource License and Cooperation Agreement had a term of two years. In August 2021, the Group entered into a new program resource license and cooperation agreement, or the 2021 Program License Agreement, with Phoenix TV Group and terminated the 2020 Program Resource License and Cooperation Agreement. The 2021 Program License Agreement grants the Group exclusive right to broadcast copyrighted video content and the derived audio content from three television channels of Phoenix TV Group on the internet in Mainland China with such content also broadcasted on the three television channels of Phoenix TV Group and also the right to sublicense such contents. The annual fees payable to Phoenix TV Group by the Group for such content licenses will be RMB45.0 million and the 2021 Program License Agreement has a term of three years.

The Group and Phoenix TV Group entered into a series of trademark license agreements, under which Phoenix TV Group granted the Group the right to use the trademarks and the right to sublicense certain trademarks to agents that operate local websites of the Group. In December 2020, the Group and Phoenix TV Group successfully renewed the terms of the new trademark license agreements to December 2023. The new trademark license agreements covered additional trademarks registered in various classes containing the double-phoenix logo together with the Chinese or English words of "Phoenix New Media" or "ifeng" and other variations, while retained the clause of the annual license fee payable to Phoenix TV Group, which is the greater of 2% of the annual revenues of Tianying Jiuzhou and Yifeng Lianhe or US$100,000 for each company.

Apart from the above cooperation agreements, Phoenix TV Group also paid certain expenses on behalf of the Group, such as data line usage and other general and administrative expenses, which the Group needed to settle with Phoenix TV Group based on the actual amount, and were recorded in the consolidated statements of comprehensive income/(loss). The Group also earned and recorded advertising revenues from Phoenix TV Group by providing joint advertising campaign solutions together with Phoenix TV Group to Phoenix TV Group’s advertisers or to the Group’s advertisers, or from providing the advertising and promotion services directly to Phoenix TV Group by entering into advertising-for-advertising barter transactions. Refer to Note 21 for the details of all the above related party transactions.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2. Principal Accounting Policies (Continued)

(b) Restatement

The previously reported gain on disposal of available-for-sale debt investments of RMB477.3 million recognized in 2020 was presented net of accrued PRC withholding tax of RMB96.6 million. After further assessment, the Group reached the conclusion that the gain on disposal of available-for-sale debt investments should be presented at the gross amount with the accrued PRC withholding tax presented as part of the income tax expense for the year ended December 31, 2020.

Therefore, certain information in the consolidated financial statements for the year ended December 31, 2020 has been restated, including (1) the gain on disposal of available-for-sale debt investments, income before tax from continuing operations and the income tax expense in the consolidated statements of comprehensive income/(loss), (2) the gain on disposal of available-for-sale debt investments and withholding tax payable for disposal of available-for-sale debt investments in the consolidated statements of cash flows, (3) the provisions for income tax expense/(benefit), the components of income/(loss) before tax and income tax expense/(benefit) for PRC and non-PRC continuing operations, and the reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax in Note 14 Income Taxes, and (4) the gain on disposal of available-for-sale debt investments, income before tax and the income tax expense in the condensed statements of comprehensive income/(loss) of the Company in Note 24 Additional Information - Condensed Financial Statements of the Company.

The restatements to the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2020 are summarized as follows:

	For the Year Ended December 31, 2020
	As Previously Reported	Adjustments	As Restated
	RMB	RMB	RMB
Loss from operations	(102,576)	—	(102,576)
Gain on disposal of available-for-sale debt investments	477,254	96,606	573,860
Total other non-operating income	71,944	—	71,944
Income before tax from continuing operations	446,622	96,606	543,228
Income tax expense	(18,977)	(96,606)	(115,583)
Net income from continuing operations	427,645	—	427,645

The restatements to the consolidated statements of cash flows for the year ended December 31, 2020 are summarized as follows:

	For the Year Ended December 31, 2020
	As Previously Reported	Adjustments	As Restated
	RMB	RMB	RMB
Gain on disposal of available-for-sale debt investments	(477,254)	(96,606)	(573,860)
Withholding tax payable for disposal of available-for-sale debt investments	—	96,606	96,606
Net cash used in continuing operating activities	(103,295)	—	(103,295)

The restatements to the provisions for income tax expense/(benefit) in Note 14 Income Taxes for the year ended December 31, 2020 are summarized as follows:

	For the Year Ended December 31, 2020
	As Previously Reported	Adjustments	As Restated
	RMB	RMB	RMB
Current tax expense	32,156	96,606	128,762
Deferred tax benefit	(13,179)	—	(13,179)
Income tax expense	18,977	96,606	115,583

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2. Principal Accounting Policies (Continued)

(b) Restatement (Continued)

The restatements to the components of income/(loss) before tax and income tax expense/(benefit) for PRC and non-PRC continuing operations in Note 14 Income Taxes for the year ended December 31, 2020 are summarized as follows:

	For the Year Ended December 31, 2020
	As Previously Reported	Adjustments	As Restated
	RMB	RMB	RMB
Income arising from PRC operations	28,133	—	28,133
Income arising from non-PRC operations	418,489	96,606	515,095
Income before tax from continuing operations	446,622	96,606	543,228
Income tax expense relating to PRC operations	18,977	—	18,977
Income tax expense relating to non-PRC operations	—	96,606	96,606
Income tax expense	18,977	96,606	115,583
Effective tax rate for PRC continuing operations	67.5%	—	67.5%
Effective tax rate for the Group	4.2%	17.1%	21.3%

The restatements to the reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax in Note 14 Income Taxes for the year ended December 31, 2020 are summarized as follows:

	For the Year Ended December 31, 2020
	As Previously Reported	Adjustments	As Restated
	RMB	RMB	RMB
Statutory income tax rate	25.0	—	25.0
Permanent differences	(1.9)	0.3	(1.6)
Change in valuation allowance	2.7	(0.5)	2.2
Effect of preferential tax treatment	1.8	(0.3)	1.5
Uncertain tax positions	0.1	—	0.1
Effect of withholding tax on gain on disposal of available-for-sale debt investments	—	17.8	17.8
Tax rate difference from statutory rate in other jurisdictions	(23.5)	(0.2)	(23.7)
Effective income tax rate	4.2	17.1	21.3

The restatements to the condensed statements of comprehensive income/(loss) of the Company in Note 24 Additional Information - Condensed Financial Statements of the Company for the year ended December 31, 2020 are summarized as follows:

	For the Year Ended December 31, 2020
	As Previously Reported	Adjustments	As Restated
	RMB	RMB	RMB
Loss from operations	(39,303)	—	(39,303)
Gain on disposal of available-for-sale debt investments	477,254	96,606	573,860
Total other non-operating loss	(57,582)	—	(57,582)
Income before tax	380,369	96,606	476,975
Income tax expense	—	(96,606)	(96,606)
Net income	380,369	—	380,369

(c) Use of estimates

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

(d) Business combinations and noncontrolling interests

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

(e) Discontinued operations

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

(f) Foreign currency translation

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

The Group’s financial instruments mainly include cash equivalents, term deposits, short-term investments, restricted cash, accounts receivable, amounts due from related parties, prepayments and other current assets, available-for-sale debt investments, accounts payable, amounts due to related parties, and accrued expense and other current liabilities. Refer to Note 18 for details.

(h) Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted to withdrawal or use, and which have original maturities of three months or less.

(i) Term deposits, short-term investments

Term deposits represent term deposits placed with banks with original maturities of more than three months and up to one year.

Short-term investments represent investments in financial instruments with a variable interest rate indexed to performance of underlying assets, all of which are with original maturity of less than 12 months.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2. Principal Accounting Policies (Continued)

(i) Term deposits, short-term investments (continued)

In accordance with ASC 825, for investments in financial instruments with a variable interest rate indexed to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Fair value is estimated based on quoted prices of similar products provided by banks at the end of each period and changes in the fair value are reflected in the consolidated statements of comprehensive income as interest income. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. Please see Note 18 for additional information.

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

The Group makes estimations of the collectability of accounts receivable and notes receivable. Accounts receivable and notes receivable are measured at amortized cost and reported on the consolidated balance sheets at the outstanding principals adjusted for any write-offs and any allowance for credit losses, since the Group adopted ASC 326 beginning from January 1, 2020. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability of payment. Refer to Note 5 for details.

(l) Expected credit loss

In June 2016, the FASB issued ASU 2016-13 Financial Instruments-Credit Losses (Topic 326), and issued subsequent amendments to the initial guidance, transitional guidance and other interpretive guidance between November 2018 and March 2020 within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03. ASU 2016-13 introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including accounts receivable and notes receivable, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. Further, the new guidance indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The allowance for accounts receivable is the Group’s estimate of credit losses based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability of payment. The Group estimated the allowance by segmenting accounts receivable into groups based on certain credit risk characteristics, and determining an expected loss rate for each group based on historical loss experience adjusted for judgments about the effects of relevant observable data including default rates, lifetime for debt recovery, current and future economic conditions and other relevant factors.

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

Estimated Useful Lives
Computer software	5 years
Licensed copyrights of reading content	Lesser of the licensed period or 5 years
Trademark and Domain names	10 years
Audio content	Lesser of the licensed period or 5 years

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

(p) Equity investments

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

The Group continually reviews its investment in equity investees under the equity method to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors the Group considers in its determination are the duration and severity of the decline in fair value, the financial condition, operating performance and the prospects of the equity investee, and other company specific information such as recent financing rounds.

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

The Group has adopted ASU No. 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, pursuant to which the Group has the option to choose whether it will apply a qualitative assessment first and then a quantitative assessment, if necessary, or to apply a quantitative assessment directly. For reporting units applying a qualitative assessment first, the Group starts the goodwill impairment test by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of the reporting unit with its carrying value, including goodwill. If the carrying value of each reporting unit, including goodwill, exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, but limited to the total amount of goodwill allocated to that reporting unit.

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

(s) ASC 606 Revenue from Contracts with Customers

The Group has adopted ASC 606 Revenue from Contracts with Customers for all periods presented. In 2021, the Group re-grouped paid services revenues (see Note 2(s) (ii)). For comparison purposes, the revenues from paid services for the year ended December 31, 2020 have been retrospectively re-classified. The following table presents the Group’s revenues disaggregated by products and services (in thousands):

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net advertising revenues	1,113,017	930,025	696,664
Paid services revenues	95,828	100,306	89,043
Revenues from paid contents	46,175	43,113	33,847
Revenues from E-commerce and others	49,653	57,193	55,196
Total	1,208,845	1,030,331	785,707

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2. Principal Accounting Policies (Continued)

(s) ASC 606 Revenue from Contracts with Customers (Continued)

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Contract asset represents the Group’s right to consideration in exchange for goods or services that it has transferred to a customer when that right is conditioned on something other than the passage of time (for example, the entity’s future performance). Accounts receivable represent amounts invoiced and contract assets are recorded for revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment. Contract assets as of December 31, 2021 and 2022 were not material.

If a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional (that is, a receivable), before the Group transfers a good or service to the customer, the Group shall present the contract as a contract liability when the payment is made or the payment is due (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which it has received consideration (or an amount of consideration is due) from the customer. Advances from customers and deferred revenue relate to unsatisfied performance obligations at the end of the period and primarily consist of fees received from advertisers. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. Contract liability is presented as advances from customers in the balance sheet. Revenues recognized for the years ended December 31, 2021 and 2022 that were included in the contract liability balance at the beginning of the period were RMB24.8 million and RMB19.0 million, respectively.

The assets recognized for costs incurred to fulfill contracts shall be amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the asset relates. As of December 31, 2021 and 2022, the costs incurred to fulfill contracts recognized as assets were immaterial.

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

CPM model

Under the CPM model, the unit price for each qualifying display is fixed and stated in the contract with the advertiser. A qualifying display is defined as the appearance of an advertisement, where the advertisement meets criteria specified in the contract. Given that the fees are priced consistently throughout the contract and the unit prices are consistent with the Group’s pricing practices with similar customers, the Group recognizes revenue based on the fixed unit prices and the number of qualifying displays upon occurrence of display, provided all revenue recognition criteria have been met.

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

The Group has estimated and recorded RMB180.9 million, RMB145.7 million and RMB140.3 million in agency service fees to third-party advertising agencies for the years ended December 31, 2020, 2021 and 2022, respectively.

Noncash transactions

The Group enters into contracts with certain customers involving consideration in a form other than cash. The noncash consideration (or promise of noncash consideration) shall be measured at fair value. If the Group cannot reasonably estimate the fair value of the noncash consideration, it shall measure the consideration indirectly by reference to the standalone selling price of the goods or services promised to the customer (or class of customer) in exchange for the consideration. The Group recognized revenue from noncash transactions involving exchanging advertising services for advertisement, content, technical, application pre-installation services and others amounted to RMB6.8 million, RMB20.7 million and RMB7.6 million for the years ended December 31, 2020, 2021 and 2022, respectively.

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

Beginning from January 1, 2021, MVAS, games and others are collectively referred to as E-commerce and others. For comparison purposes, the revenues from paid services for the year ended December 31, 2020 have been retrospectively re-classified into revenues from paid contents and revenues from E-commerce and others.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2. Principal Accounting Policies (Continued)

(t) Revenue recognition (continued)

(ii) Paid services revenues (continued)

E-commerce and others

E-commerce and other revenues mainly comprise of revenues from E-commerce, MVAS, games and others.

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

Others

Other paid service revenues mainly comprise of revenues generated from online real estate related services. Most of the other paid service revenues are recognized on a gross basis as the Group is determined to be the primary obligor. For certain other paid services, the Group evaluated and determined it is not the primary obligor in the service rendered to the end users and accordingly, the Group records its revenues based on the portion of the sharing of revenues that derives from third parties. Revenues are recognized in the period in which the service is performed, provided that no significant obligation remains, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

(u) Value-added tax and related surcharges

The Group is subject to value-added tax (“VAT”) and related surcharges on the revenues earned for services provided in the PRC. The primary applicable rate of VAT is 6.0% for the years ended December 31, 2020, 2021 and 2022. Related surcharges mainly comprised of urban maintenance and construction tax and education surcharges. The urban maintenance and construction tax are charged at 7%, 5% or 1% of the amount of VAT actually paid depending on where the taxpayer is located. Education surcharges are charged at 3% of the amount of VAT actually paid and local education surcharges are charged at 2% or 1% of the amount of VAT actually paid depending on where the taxpayer is located. The Group is also subject to a cultural development fee on the provision of advertising services in the PRC and the applicable tax rate is 1.5%, valid until December 31, 2024.

The VAT and the cultural development fee are recorded as a reduction item of revenues in the consolidated statements of comprehensive income/(loss). The urban maintenance and construction tax, education surcharges and local education surcharges are recorded in the cost of revenues in the consolidated statements of comprehensive income/(loss).

The VAT and related surcharges for the years ended December 31, 2020, 2021 and 2022 were RMB84.8 million, RMB60.7 million and RMB57.5 million, respectively.

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

(w) Sales and marketing expenses

Sales and marketing expenses comprise primarily of: (i) personnel-related expenses including sales commissions related to the sales and marketing personnel; (ii) advertising and promotion expenses including traffic acquisition expenses; and (iii) relevant rental expense, depreciation and amortization expenses. The Group expenses advertising costs as incurred. Total advertising and promotion expenses including traffic acquisition expenses were RMB99.9 million, RMB70.7 million and RMB40.9 million, for the years ended December 31, 2020, 2021 and 2022, respectively.

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

(y) Operating leases and adoption of ASU 2016-02

The Group applies ASU 2016-02 Leases (Topic 842) , which requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use (“ROU”) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. The Group elects to apply practical expedients permitted that allow the Group to not recognize lease assets and lease liabilities for leases with a term of twelve months or less.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2. Principal Accounting Policies (Continued)

(y) Operating leases and adoption of ASU 2016-02 (continued)

As of December 31, 2022, the Group’s operating leases had a weighted average remaining lease term of 4.32 years and a weighted average discount rate of 4.78%. Future lease payments under operating leases as of December 31, 2022 were as follows (in thousands):

Operating Lease Liabilities
RMB
Year ending December 31,
2023	27,437
2024	26,405
2025	24,989
2026	25,180
2027	11,600
Total future lease payments	115,611
Less: Imputed interest	11,025
Total lease liability balance	104,586

Operating lease costs and expenses for the years ended December 31, 2020, 2021 and 2022 were RMB33.6 million, RMB34.5 million and RMB27.6 million, respectively, which excluded costs and expenses of short-term contracts. Short-term lease costs and expenses for the years ended December 31, 2020, 2021 and 2022 was RMB1.1 million, RMB1.5 million and RMB2.6 million, respectively. Supplemental cash flow information related to operating leases was as follows (in thousands):

	For the Years Ended December 31,
	2021	2022
	RMB	RMB
Cash payments for operating leases	34,509	28,322
Right-of-use assets obtained in exchange for operating lease liabilities	27,129	93,186

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2. Principal Accounting Policies (Continued)

(z) Share-based compensation (continued)

In both 2019 and 2020, the Company declared a special cash compensation plan to its share option holders, concurrent with the special cash dividend declared. As the Company’s share options are not dividend-protected award, the option holders have no rights to participate in all dividends before excising the share options. The Company accounted for the special cash compensation as incremental compensation cost, which would be vested with the same vesting conditions of the original share options granted. The related compensation cost of RMB39.7 million, RMB12.7 million and RMB10.2 million were recognized as costs or expenses in the consolidated statements of comprehensive income/(loss) of 2020, 2021 and 2022, respectively.

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

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended December 31, 2020, 2021 and 2022. Refer to Note 14 for details of the Group’s tax positions.

(ab) Employee social security and welfare benefits

The Company’s subsidiaries and consolidated VIEs in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Company’s subsidiaries and consolidated VIEs in the PRC to pay the local labor and social welfare authorities monthly contributions at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Company’s subsidiaries and consolidated VIEs in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as cost and expenses in the consolidated statements of comprehensive income/(loss) were RMB54.4 million, RMB95.3 million and RMB89.7 million for the years ended December 31, 2020, 2021 and 2022, respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2. Principal Accounting Policies (Continued)

(ac) Other income —others, net

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

General reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in the registered capital of the respective company. The Group has made appropriations of RMB3.4 million, RMB6.5 million and RMB1.1 million to these funds for the years ended December 31, 2020, 2021 and 2022, respectively.

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

(af) Dividends

Dividends are charged to retained earnings when declared. In 2020, the Group declared a special cash dividend of US$0.1714 per ordinary share, equivalent to US$8.2272 per ADS, totaling approximately US$100 million, or RMB653.9 million, and had paid almost all of the dividends to shareholders on December 22, 2020. Each price per ADS above has reflected the change of ADS ratio that took effect on May 23, 2022.

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

(aj) Recent accounting pronouncements

There are no recent accounting pronouncements that will have material impact on the Group’s operations.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

3. Certain Risks and Concentration

(a) Major customers

There is no customer with revenues or receivables over 10% of total revenues or total accounts receivable and due from related parties, respectively.

(b) Credit risk

The Group’s credit risk arises from cash and cash equivalents, term deposits, short-term investments and restricted cash as well as credit exposures to receivables due from its customers, related parties and other parties and available-for-sale debt securities.

The Group expects that there is no significant credit risk associated with cash and cash equivalents, term deposits, short-term investments and restricted cash which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, VIEs and the subsidiaries of the VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

Except for the accounts receivable from Evergrande Group, which represented 19.4% and 21.8% of the total gross accounts receivables as of December 31, 2021 and 2022, respectively, the Group has no other significant concentrations of credit risk with respect to its customers, related parties and other parties. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. Refer to Note 5 for details.

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

(d) PRC regulations

The Group is exposed to certain macro-economic and regulatory risks and uncertainties in the Chinese market. These uncertainties affect the ability of the Group to provide online advertising, mobile and Internet related services through Contractual Arrangements in the PRC since these industries remain highly regulated. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate these industries. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws and the Group’s legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Group’s ability to conduct business in the PRC. The PRC government may also require the Group to restructure its operations entirely if it finds that its Contractual Arrangements do not comply with applicable laws and regulations. It is unclear how a restructuring could impact the Group’s business and operating results, as the PRC court has not yet rendered a verdict deciding on any such Contractual Arrangements' falling within the contract void circumstances as stipulated in the Civil Code of People's Republic of China. However, any such restructuring may cause significant disruption to the Group’s business operations.

The Group faces various legal and operational risks and uncertainties associated with being based in or having its operations primarily in China and the country’s complex and evolving laws and regulations. For example, the Group faces risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact its ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange outside of China.

In addition, the Group is required to obtain certain licenses to operate the Internet information services. As of the date of the annual report, the Group is in the process of applying for licenses for certain operations of the businesses, including an Internet audio-visual program transmission license and an Internet news license. In 2022, approximately 87.1% of the Group’s total revenues were derived from business related to the above licenses. Without these licenses, the PRC government may order the Group to cease its services, which may materially and adversely affect its business and operating results.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

3. Certain Risks and Concentration (Continued)

(d) PRC regulations (continued)

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

4. Discontinued operations

The Group acquired 25.5% equity interest in Beijing Yitian Xindong Network Technology Co., Ltd. (“Yitian Xindong”) in December 2018 and started to consolidate Yitian Xindong since December 28, 2018. The Group acquired another 25.5% equity interest in Yitian Xindong in March 2019 and held a total of 51.0% equity interest in and a 51.0% voting rights of Yitian Xindong and continued to consolidate Yitian Xindong’s financial statements.

In May 2020, the Group sold all of its equity investment in Yitian Xindong, as well as its rights to contingent returnable consideration under certain price adjustment mechanisms in connection with its original investment, with a total consideration of RMB313.6 million and recognized a disposal loss of RMB14.7 million in 2020. Yitian Xindong was a subsidiary and a separate reporting unit of the Group, and the disposal of Yitian Xindong represented the Group’s strategic shift in operation of online literature business that had a major effect on the Group’s operations and financial results. Therefore, the disposal of Yitian Xindong was qualified for reporting as a “discontinued operation” in the Group’s financial statements. Accordingly, Yitian Xindong’s results of operations have been excluded from the Group’s results from continuing operations in the consolidated statements of comprehensive income/(loss) and are presented in separate line items as discontinued operations for the year ended December 31, 2020. The financial information disclosed in this 20-F document is presented on a continuing operations basis, unless otherwise specifically stated.

The following tables set forth the results of operations and cash flows of discontinued operations, which were included in the Group’s consolidated financial statements (in thousands):

For the Year Ended December 31, 2020*
Revenues	69,917
Cost of revenues	(33,875)
Gross profit	36,042
Operating expenses:
Sales and marketing expenses	(29,377)
General and administrative expenses	(6,539)
Technology and product development expenses	(9,664)
Goodwill impairment	(39,352)
Changes in fair value of financial assets-contingent returnable consideration	—
Total operating expenses	(84,932)
Loss from operations	(48,890)
Interest income, net	270
Loss from disposal of discontinued operations	(14,678)
Others, net	569
Loss before tax	(62,729)
Income tax benefit	363
Net loss from discontinued operations	(62,366)

For the Year Ended December 31, 2020*
Net cash provided by discontinued operating activities	186
Net cash provided by discontinued investing activities	265,753
Net cash used in discontinued financing activities	—

Note:

* The results of operations and cash flows of discontinued operations included those of the discontinued operations from January 1, 2020 to May 18, 2020.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

5. Accounts Receivable, Net

The following table sets out the balance of accounts receivable excluding notes receivable as of December 31, 2021 and 2022 (in thousands):

	As of December 31,
	2021	2022
	RMB	RMB
Accounts receivable, gross	799,389	740,575
Allowance for credit losses	(360,680)	(312,170)
Accounts receivable, net	438,709	428,405

The following table sets out the balance of notes receivable as of December 31, 2021 and 2022 (in thousands):

	As of December 31,
	2021	2022
	RMB	RMB
Notes receivable, gross	37,520	248
Allowance for credit losses	(19,294)	(66)
Notes receivable, net	18,226	182

The following table presents the movement of the allowance for credit losses (in thousands):

	2020	2021	2022
	RMB	RMB	RMB
Balance as of January 1,	118,301	194,454	379,974
Additional provision for/(reversal of) allowance for credit losses, net of recoveries	80,878	185,520	(23,769)
Write-off	(4,725)	—	(43,969)
Balance as of December 31,	194,454	379,974	312,236

The reversal of allowance for credit losses of RMB23.8 million in 2022 were mainly due to the collection of some long-aged accounts receivables, and partially offset by the addition of new provision for allowance for credit losses.
6. Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets (in thousands):

	As of December 31,
	2021	2022
	RMB	RMB
Prepaid rental and deposits	15,798	7,414
Prepayments to suppliers and other business related expenses	19,383	14,587
Receivables related to exercise of employee options	4,105	3,390
Costs to fulfill contracts with customers	5,087	1,568
Others	4,990	5,298
Total	49,363	32,257

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

7. Property and Equipment, Net

The following is a summary of property and equipment, net (in thousands):

	As of December 31,
	2021	2022
	RMB	RMB
Computers, equipment and furniture	107,513	73,526
Motor vehicles	5,721	5,721
Leasehold improvements	42,364	47,966
Total	155,598	127,213
Less: accumulated depreciation	(126,547)	(114,122)
Net book value	29,051	13,091

Depreciation expenses for the years ended December 31, 2020, 2021 and 2022 were RMB32.5 million, RMB21.1 million and RMB11.4 million, respectively.

8. Intangible Assets, Net

The following table summarizes the Group’s intangible assets, net (in thousands):

	As of December 31,
	2021	2022
	RMB	RMB
Computer software	20,243	24,307
Licensed copyrights of reading content	28,657	43,788
Audio content	12,907	15,646
Trademark and Domain name	158	191
Total	61,965	83,932
Less: amortization	(28,649)	(42,880)
impairment	(10,821)	(11,926)
Net book value	22,495	29,126

The Group recognized impairment losses on intangible assets of RMB10.6 million, RMB0.4 million and RMB1.1 million for the years ended December 31, 2020, 2021 and 2022, respectively.

Amortization expenses for the years ended December 31, 2020, 2021 and 2022 were RMB6.4 million, RMB7.4 million and RMB14.9 million, respectively. Based on the current amount of intangible assets subject to amortization, the estimated amortization expenses for each of the following five years are as follows: 2023: RMB12.9 million, 2024: RMB6.9 million, 2025: RMB4.5 million, 2026: RMB3.4 million and 2027: RMB1.3 million.

9. Available-for-sale Debt Investments

Investments in Particle

In 2014 and 2015, the Company entered into a series of share purchase transactions and acquired certain Series of convertible redeemable preferred shares of Particle Inc. (“Particle”). Particle operates Yidian, a personalized news and life-style information application in China that allows users to define and explore desired content on their mobile devices.

In 2019, the Company entered into a share purchase agreement with Run Liang Tai Management Limited, or Run Liang Tai, and its designated entities and entered into a series of supplemental agreements thereafter, for its sale of the entire previously held convertible redeemable preferred shares of Particle. The transaction was arranged to deal in several installments and the last batch transaction was closed on October 19, 2020. The Company recognized a gain on disposal of available-for-sale debt investments of RMB573.9 million and a gain on changes in fair value of forward contract in relation to disposal of investments in Particle of RMB16.1 million in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2020.

In August 2020, the Company acquired 4,584,209 Series D1 preferred shares of Particle from Run Liang Tai, which were previously pledged to the Company to secure the repayment of an interest-free loan related to co-sale of Particle shares with the principal of approximately US$9.7 million granted by the Company to Run Liang Tai. The Company recognized a loss on changes in fair value of loan related to co-sale of Particle shares of RMB24.5 million in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2020.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

9. Available-for-sale Debt Investments (Continued)

Investments in Particle (Continued)

As of December 31, 2021 and 2022, the Company held 4,584,209 Series D1 convertible redeemable preferred shares of Particle, respectively, which had been accounted for as available-for-sale debt investments, representing an aggregate of approximately 0.60% equity interest in Particle on an as-if converted basis (which reflected the completion of the issuance of additional shares under Particle’s share incentive plan). The fair value of available-for-sale debt investments in Particle was RMB23.4 million and RMB0.3 million as of December 31, 2021 and 2022, respectively.

The Company has determined that its investments in convertible redeemable preferred shares of Particle are not considered in-substance common stock but considered debt securities as the preferred shares of Particle are redeemable at the option of the Company and are therefore not within the scope of ASC 323 Equity Method and Joint Ventures. The Company’s investments in convertible redeemable preferred shares of Particle are classified as available-for-sale debt investments and reported at fair value, which is estimated by management after considering valuation reports prepared by a reputable and independent appraisal firm on a recurring basis. Refer to Note 18 for details.

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

Investments in Humanistic Intelligence

As of December 31, 2019, the Group had loan receivable of approximately RMB9.8 million due from Phoenix FM (Beijing) Information Technology Co., Ltd., (“FM Beijing”), which had been fully impaired. In April 2020, through a series of debt restructuring transactions, the Group acquired 19.99% of the equity interest in FM Beijing. In August 2020, the Group acquired 6.04% equity interest of Humanistic Intelligence Inc. (“Humanistic Intelligence”) through a share exchange transaction related to FM Beijing, and recognized a gain of RMB6.0 million from the transaction, which was included in the income/(loss) from equity method investments, net of impairment item in the consolidated statements of comprehensive income/(loss) of 2020. As the investment in Humanistic Intelligence is redeemable at the option of the Group, it is not considered in-substance common stock but considered debt securities. The Group’s investment in Humanistic Intelligence is classified as available-for-sale debt investments and reported at fair value. The Group had fully written down the whole investment in Humanistic Intelligence and recognized an impairment loss related to credit losses of RMB6.0 million in 2022. As of December 31, 2021 and 2022, the fair value of investment in Humanistic Intelligence was RMB6.0 million and nil, respectively.

As the Group does not expect to sell or redeem the investments mentioned above within one year, the available-for-sale debt investments are classified as long-term available-for-sale debt investments. Total accumulated unrealized loss on available-for-sale debt investments recorded in accumulated other comprehensive income excluding tax effect were RMB15.3 million and RMB41.8 million as of December 31, 2021 and 2022, respectively. The total fair value of available-for-sale debt investments were RMB29.4 million and RMB0.3 million as of December 31, 2021 and 2022, respectively (see Note 18).

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

The Group used equity method to account for investments in limited partnership unless the Group’s interest is so minor and has virtually no influence over the operating and financial policies of the partnership. In 2020, the Group made new investments in two limited partnerships with total considerations of RMB60.0 million, and accounted for the investments under equity method as significant influence could be imposed by the Group. The two limited partnerships mainly engage in private equity investments. The carrying value of investments in the two limited partnerships were RMB60.2 million and RMB51.8 million as of December 31, 2021 and 2022, respectively. The Group recognized loss from investments in these limited partnerships of RMB0.2 million in 2020, income from investments in these limited partnerships of RMB0.4 million in 2021 and loss from investments in these limited partnerships of RMB8.2 million in 2022. The income or losses from investments in these limited partnerships were mainly attributable to the changes in estimated fair value of the underlying investments held by the limited partnerships.

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

The Group holds 0.3% equity interest of Lifeix Inc. (“Lifeix”), which had been fully impaired in 2015. Lifeix was the operator of the life station websites L99.com and Lifeix.com.

In August 2017, the Group acquired 8% equity interest of Shenzhenshi Kuailai Technology Co., Ltd. (“Kuailai”) with a consideration of RMB0.2 million. Kuailai operates Xunhutai, a life-style information application in China. The Group had fully written down the whole investment in Kuailai and recognized an impairment loss of RMB0.2 million in 2020.

In November 2018, the Group acquired 10% equity interest of Yitong Technology (Hangzhou) Limited (“Yitong Technology”) by investing in newly issued shares of Yitong Technology with a total consideration of RMB13.0 million. Yitong Technology mainly engages in big data application development and operation in China. As the Group’s equity investment in Yitong Technology has preferred liquidation rights, it is not considered as in-substance common stock, and should be measured at fair value, with changes in the fair value recognized through net income/(loss). As the investments in Yitong Technology lack readily determinable fair values, the Group elects to record the investments at cost, less impairment, plus or minus subsequent adjustments for observable price changes (referred to as the measurement alternative). Under this measurement alternative, changes in the carrying value of the investments will be recognized in consolidated statement of comprehensive income/(loss), whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. As of December 31, 2021 and 2022, the carrying value of equity investment in Yitong Technology was RMB13.0 million and RMB13.0 million, respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

10. Equity Investments (Continued)

In December 2020, the Group acquired 3.78% equity interest in Guangzhou Kesheng Jiada Network Partnership (“Kesheng Jiada”), representing 1.0% indirect equity interest in 4K Garden Network Technology (Guangzhou) Co., Ltd. (“4K Garden”) with a consideration of RMB10.0 million. In January 2021, the Group acquired additional 1.89% partnership interests in Kesheng Jiada with a consideration of RMB5.0 million. The Group had totally 5.67% equity interest in Kesheng Jiada, representing 1.5% indirect equity interest in 4K Garden. 4K Garden focuses on developing 4K ultra HD content ecosystem and related technology and 5G+ ultra HD application technology platform and Kesheng Jiada is a special purpose vehicle that holds equity interest in 4K Garden. As the investments in Kesheng Jiada lack readily determinable fair values, the Group elects to use the measurement alternative. As of December 31, 2021 and 2022, the carrying value of the equity investment was RMB15.0 million and RMB15.0 million, respectively.

In December 2020, the Group entered into an investment agreement with a private equity fund to invest a total of RMB30.0 million in it. The Group invested RMB12.0 million in the private equity fund in December 2020, RMB9.0 million in it in February 2021 and RMB9.0 million in it in January 2022. As of December 31, 2021 and 2022, the carrying value of equity investment in the private equity fund was RMB22.9 million and RMB34.6 million, respectively. The Group accounts for the investment using NAV as a practical expedient under ASC 820. The Group recognized gain of fair value changes in the equity investment in the private equity fund of nil, RMB1.9 million and RMB2.7 million in the years ended December 31, 2020, 2021 and 2022, respectively. The fair value changes in the equity investment in the private equity fund were mainly attributable to the changes in estimated fair value of the underlying investments held by the private equity fund.

11. Other Non-Current Assets

The following is a summary of other non-current assets (in thousands):

	As of December 31,
	2021	2022
	RMB	RMB
Rental deposits	2,263	7,750
Prepayments for real estate and non-current portion of prepayments to suppliers	466	11,413
Others	489	489
Total	3,218	19,652

12. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities are comprised of (in thousands):

	As of December 31,
	2021	2022
	RMB	RMB
Deposits from advertising agencies and customers	16,518	12,114
Accrued professional fees	3,334	3,545
Advertising and promotion expenses payables and accruals	5,036	1,267
General operating expenses payables and accruals	65,755	49,799
Deposits from potential house buyers	17,217	10,113
Others	15,383	12,204
Total	123,243	89,042

As the agent of real estate developers, the Group sells coupons issued by real estate developers that enable individual property buyers to purchase specified properties from real estate developers at a discounted price. Coupons purchase price are collected initially by the Group upfront from the property buyers, and subsequently, the coupon purchase price will be remitted to the real estate developers when property buyers use the coupons to purchase the specified properties, or will be refunded to property buyers if they decide not to buy. The coupons purchase price paid by the property buyers are recorded in accrued expenses and other current liabilities in the Group's consolidated balance sheets. The Group recognizes revenues on a net basis when property buyers use the coupons to purchase the specified properties.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

13. Cost of Revenues

The cost of revenues are as follows (in thousands):

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Revenue sharing fees	19,550	27,673	16,969
Content and operational costs	482,641	513,449	484,857
Bandwidth costs	57,095	56,275	46,679
Total	559,286	597,397	548,505

14. Income Taxes

The provisions for income tax expense/(benefit), the components of income/(loss) before tax and income tax expense/(benefit) for PRC and non-PRC continuing operations, and the reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax in Note Income Taxes for the year ended December 31, 2020 have been restated. Refer to Note 2(b) for further information.

Income Tax Expense/(Benefit) and Effective Tax Rate

The provisions for income tax expense/(benefit) are summarized as follows (in thousands):

	For the Years Ended December 31,
	2020 as Restated	2021	2022
	RMB	RMB	RMB
Current tax expense/(benefit)	128,762	25,903	(72,211)
Deferred tax (benefit)/expense	(13,179)	(5,322)	1,817
Income tax expense/(benefit)	115,583	20,581	(70,394)

The components of income/(loss) before tax and income tax expense/(benefit) for PRC and non-PRC continuing operations are as follows (in thousands):

	For the Years Ended December 31,
	2020 as Restated	2021	2022
	RMB	RMB	RMB
Income/(loss) arising from PRC operations	28,133	(235,019)	(158,671)
Income/(loss) arising from non-PRC operations	515,095	(17,466)	(37,442)
Income/(loss) before tax from continuing operations	543,228	(252,485)	(196,113)
Income tax expense/(benefit) relating to PRC operations	18,977	20,581	(6,037)
Income tax expense/(benefit) relating to non-PRC operations	96,606	—	(64,357)
Income tax expense/(benefit)	115,583	20,581	(70,394)
Effective tax rate for PRC continuing operations	67.5%	(8.8)%	3.8%
Effective tax rate for the Group	21.3%	(8.2)%	35.9%

Cayman Islands (“Cayman”)

Under the relevant current laws of the Cayman Islands, corporate income, capital gains or other direct taxes are not imposed on corporations in the Cayman Islands. In addition, dividend payments are not subject to withholding taxes in the Cayman Islands. The Company recognized gain on disposal of available-for-sale debt investments of RMB573.9 million, nil and nil in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2020, 2021 and 2022, respectively, which was not subject to any corporate income or capital gains taxes under the current laws of the Cayman Islands.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

14. Income Taxes (Continued)

Income Tax Expense/(Benefit) and Effective Tax Rate (Continued)

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

Fenghuang On-line was qualified as an HNTE in 2020, and therefore, Fenghuang On-line was subject to a 15% income tax rate from 2020 to 2022.

Tianying Jiuzhou was qualified as an HNTE in 2020, and therefore, Tianying Jiuzhou was subject to a 15% income tax rate from 2020 to 2022.

In 2020, Fenghuang Yutian was qualified as an HNTE, and therefore, Fenghuang Yutian was subject to a 15% income tax rate from 2020 to 2022.

In 2016, Fenghuang Borui was qualified as a Software Enterprise and was subject to a 12.5% income tax rate in 2020. In 2021, Fenghuang Borui was qualified as an HNTE, and therefore, Fenghuang Borui was subject to a 15% income tax rate from 2021 to 2023.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

14. Income Taxes (Continued)

Income Tax Expense/(Benefit) and Effective Tax Rate (Continued)

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

The PRC subsidiaries, VIEs and subsidiaries of VIEs have not paid dividends in the past and do not have any present plans to declare and pay any dividends on the Company’s ordinary shares or ADSs in the near future and the Group currently intends to retain most, if not all, of its available funds and any future earnings to operate and expand the business. Accordingly, the Company does not intend to have its PRC subsidiaries distribute any undistributed profits of such subsidiaries to their direct overseas parent companies, but rather intends that such profits will be permanently reinvested in such subsidiaries to further expand their business in the PRC. As of December 31, 2022, the Company did not record any withholding tax on the retained earnings of its foreign invested enterprises in the PRC. Aggregate undistributed earnings of the Group’s entities located in the PRC that were available for distribution to the Company as of December 31, 2021 and 2022 were approximately RMB587.4 million and RM449.8 million, respectively. The amounts of the unrecognized deferred tax liability on the permanently reinvested earnings were RMB58.7 million and RMB45.0 million as of December 31, 2021 and 2022, respectively.

Withholding Tax on Gain from the Disposal of Available-for-sale Debt Investments in Particle

The Company was subject to PRC withholding tax of 10% on the gain recognized from the disposal of available-for-sale debt investments in Particle, with any relevant tax adjustments if applicable, as regulated by the Public Notice on Several Issues regarding Enterprise Income Tax for Indirect Property Transfer by Non-resident Enterprises, or SAT Circular 7, issued on February 3, 2015, and the Public Notice Regarding Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Public Notice 37, issued on October 17, 2017. The accrued withholding taxes of gain on disposal of available-for-sale debt investments may vary with the actual withholding tax to be paid. In September 2022, the Company paid the withholding tax related to the disposal of available-for-sale debt investments in Particle of RMB176.0 million and recognized an income tax benefit of RMB64.4 million, which represented the difference between the actual withholding tax paid in 2022 and the previously accrued withholding tax.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

14. Income Taxes (Continued)

Income Tax Expense/(Benefit) and Effective Tax Rate (Continued)

Reconciliation of the Differences between Statutory Tax Rate and the Effective Tax Rate

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2020, 2021 and 2022 is as follows:

	For the Years Ended December 31,
	2020 as Restated	2021	2022
	%	%	%
Statutory income tax rate	25.0	25.0	25.0
Permanent differences (1)	(1.6)	(2.4)	24.2
Change in valuation allowance	2.2	(23.6)	(38.7)
Effect of preferential tax treatment	1.5	(5.3)	(6.7)
Uncertain tax positions	0.1	(0.1)	4.1
Effect of withholding tax on gain on disposal of available-for-sale debt investments (2)	17.8	—	32.8
Tax rate difference from statutory rate in other jurisdictions (3)	(23.7)	(1.8)	(4.8)
Effective income tax rate	21.3	(8.2)	35.9

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
(2)
Effect of withholding tax on gain on disposal of available-for-sale debt investments represented the differences between the tax calculated based on book gain at the statutory rate and the tax applicable to this transaction.
(3)
Tax rate difference from statutory rate in other jurisdictions for 2020 had significant influence on the Group’s effective income tax rate, which was mainly attributable to the fact that the Company recognized significant amount of gain on disposal of available-for-sale debt investments in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2020, and thus the Group had significant amount of income arising from non-PRC operations for 2020.

The combined effects of the income tax exemption and other preferential tax treatment available to the Group are as follows (in thousands, except per share data):

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Effect of preferential tax treatment	(7,934)	(13,468)	(13,050)
Basic net loss per share effect	(0.01)	(0.02)	(0.02)

Phoenix New Media Limited

Notes to Consolidated Financial Statements

14. Income Taxes (Continued)

Deferred Tax Assets and Liabilities

The tax effects of temporary differences that give rise to the deferred tax assets and liabilities balances as of December 31, 2021 and 2022 are as follows (in thousands):

	As of December 31,
	2021	2022
	RMB	RMB
Deferred tax assets:
Credit loss allowances for receivables	92,997	80,025
Accrued payroll and expenses and others	25,725	24,914
Net operating loss carryforward	160,863	247,350
Less: valuation allowance	(187,396)	(263,229)
Total deferred tax assets, net	92,189	89,060

	As of December 31,
	2021	2022
	RMB	RMB
Deferred tax liabilities:
Equity investments acquired in disposal of subsidiaries	1,312	—

As of December 31, 2022, the Group had net operating loss of approximately RMB1,168.7 million, which can be carried forward to offset future taxable income. Net operating loss carry forward of RMB154.2 million, RMB288.9 million, RMB29.7 million, RMB19.9 million and RMB676.0 million will expire in 2023, 2024, 2025, 2026 and years after 2026, respectively, if not utilized.

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

The following table sets forth the movement of the valuation allowance for deferred tax assets (in thousands):

	2020	2021	2022
	RMB	RMB	RMB
Balance as of January 1,	115,793	127,809	187,396
Additions	15,692	61,716	75,833
Reversals	(3,676)	(2,129)	—
Balance as of December 31,	127,809	187,396	263,229

Phoenix New Media Limited

Notes to Consolidated Financial Statements

14. Income Taxes (Continued)

Uncertain Tax Positions

A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax positions is as follows (in thousands):

	2020	2021	2022
	RMB	RMB	RMB
Balance as of January 1,	27,612	28,182	28,330
Reversal of uncertain tax positions over 10 years	—	—	(7,997)
Increase related to current year tax positions	570	148	—
Balance as of December 31,	28,182	28,330	20,333

The Group did not accrue any potential penalties and interest related to these uncertain tax positions for all years presented on the basis that the likelihood of penalties and interest being charged is not considered to be probable. In 2022, the Group reversed RMB8.0 million of liabilities associated with uncertain tax positions accrued more than 10 years, as their probability of being investigated by the PRC tax authorities would be remote.

The amounts of uncertain tax positions listed above are based on the recognition and measurement criteria of ASC 740. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Group will record additional tax expense or tax benefit in the period in which such resolution occurs. The Group does not expect changes in uncertain tax positions recognized as of December 31, 2022 to be material in the next twelve months. In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2018 to 2022 remain subject to examination by tax authorities. There are no ongoing examinations by tax authorities as of December 31, 2022.

15. Ordinary Shares

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

As of December 31, 2021, there were 264,998,965 and 317,325,360 Class A and Class B ordinary shares issued and outstanding, respectively. As of December 31, 2022, there were 264,998,965 and 317,325,360 Class A and Class B ordinary shares issued and outstanding, respectively.

16. Share-based Compensation

Share-based compensation recognized in costs and expenses for the years ended December 31, 2020, 2021 and 2022 are as follows (in thousands):

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cost of revenues	2,613	3,052	2,802
Sales and marketing expenses	1,764	1,704	1,842
General and administrative expenses	3,648	3,244	2,215
Technology and product development expenses	1,358	1,582	1,022
Total	9,383	9,582	7,881

Phoenix New Media Limited

Notes to Consolidated Financial Statements

16. Share-based Compensation (Continued)

The Group recognized share-based compensation, net of estimated forfeitures, on a graded-vesting basis over the vesting term of the awards. There was no income tax benefit recognized in the consolidated statements of comprehensive income/(loss) for share-based compensation and the Group did not capitalize any of the share-based compensation as part of the cost of any asset in the years ended December 31, 2020, 2021 and 2022.

For the years ended December 31, 2020, 2021 and 2022, the Group recognized share-based compensation net of forfeitures for options and restricted share unit of RMB9.4 million, RMB9.6 million and RMB7.9 million, respectively.

Share Options of the Company

In June 2018, the Company adopted a Share Option Scheme (the “June 2018 Scheme”), which permit the grant of options to its eligible recipients for up to 10% of the ordinary shares in issue (the “Limit”) on the effective dates of the schemes. The total number of ordinary shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the schemes and any other share option schemes of the Company shall not exceed 30% of the ordinary shares in issue from time to time. The Company may seek approval from its shareholders to refresh the Limit provided that the Limit as refreshed shall not exceed 10% of the ordinary shares of the Company in issue as at the date of approval, and options previously granted will not be counted for the purpose of calculating the Limit as refreshed. Any outstanding option lapse in accordance with the terms of the schemes will not be counted for the purpose of calculating the Limit. Option awards are granted with an exercise price determined by the board of directors. Those option awards vest over a period of four years and expire in ten years. In June 2022, the shareholders of Phoenix TV and the board of the Company approved the refreshment of the total number of Class A ordinary shares that may be issued upon exercise of all options to be granted under the 2018 share option plan, excluding previously granted, outstanding, cancelled, lapsed or exercised awards.

A summary of the Company’s share option activities for the years ended December 31, 2020, 2021 and 2022 is presented below:

		Weighted	Weighted Average
	Number of	Average	Remaining	Aggregate
	Options	Exercise Price	Contractual Life	Intrinsic Value
		US$	Years	US$ in Million
Outstanding as of January 1, 2020	42,743,000	0.47	6.4	—
Granted	11,330,103	0.19
Forfeited and expired	(1,847,750)	0.48
Exercised	—	—		—
Outstanding as of December 31, 2020	52,225,353	0.41	6.2	—
Granted	1,730,000	0.21
Forfeited and expired	(3,616,991)	0.43
Exercised	—	—		—
Outstanding as of December 31, 2021	50,338,362	0.40	5.5	—
Granted	—	—
Forfeited and expired	(8,862,859)	0.44
Exercised	—	—		—
Outstanding as of December 31, 2022	41,475,503	0.40	4.8	—
Exercisable as of December 31, 2022	32,490,503	0.42	4.1	—
Vested and expected to vest as of December 31, 2022	38,769,441	0.40	4.6	—

The aggregate intrinsic value of options outstanding, exercisable and vested and expected to vest as of December 31, 2022 was calculated as the difference between the Company’s closing stock price of US$2.68 per ADS, or US$0.06 per share as of that date, and the exercise price of the underlying options. The aggregate intrinsic value of options exercised was calculated as the difference between the market value on the date of exercise and the exercise price of the underlying options.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

16. Share-based Compensation (Continued)

Share Options of the Company (Continued)

As disclosed in Note 2(y), the Company’s share-based compensation is measured at the value of the award as calculated under the Black-Scholes option pricing model. The Company estimated the expected volatility at the date of grant based on average annualized standard deviation of the share price of comparable listed companies. The Company has no history or expectation of paying regular dividends on its ordinary shares. The Company estimated the expected term based on the vesting schedule and the exercise period of the options. Risk-free interest rates are based on the derived market yield of the U.S. Treasury securities with an estimated country-risk differential as of the valuation date. The key assumptions used in determining the fair value of options granted during the years ended December 31, 2020, 2021 and 2022 are as follows:

	For the Years Ended December 31,
	2020	2021	2022
Expected volatility rate	58.59%-74.15%	65.34%-68.45%	N/A
Expected dividend yield	—	—	N/A
Expected term (years)	0.50-6.16	6.16	N/A
Risk-free interest rate (per annum)	1.14%-2.37%	1.32%-1.72%	N/A

The weighted-average grant date fair value of options granted for the years ended December 31, 2020 and 2021 were US$0.19 and US$0.21, respectively. There were no options granted in 2022.

As of December 31, 2022, there was RMB1.3 million of unrecognized share-based compensation for options, adjusted for estimated forfeitures. The unrecognized share-based compensation is expected to be recognized over a weighted-average period of 1.3 years.

Share-based Awards of the Company’s Subsidiaries, VIEs and Subsidiaries of the VIEs

One of the Company’s subsidiaries, Fread Limited, adopted a restricted share unit scheme in March 2018 to grant a total of 2,000,000 restricted share units to employees (the “2018 Fread RSU Scheme”) and there were 920,000 restricted share units of Fread Limited granted under the 2018 Fread RSU Scheme as of December 31, 2022. For the years ended December 31, 2020, 2021 and 2022, Fread Limited recognized share-based compensation net of forfeitures of RMB0.3 million, RMB1.1 million and RMB0.1 million, respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

17. Segments

The Group currently operates in two principal operating segments: net advertising services and paid services. Information provided to the CODM is at the gross margin level. The Group currently does not allocate operating expenses or assets to its segments, as its CODM does not use such information to allocate resources to or evaluate the performance of the operating segments.

The following table presents summarized information by segments (in thousands):

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Revenues
Net advertising services	1,113,017	930,025	696,664
Paid services	95,828	100,306	89,043
Total revenues	1,208,845	1,030,331	785,707
Cost of revenues
Net advertising services	523,813	566,443	514,725
Paid services	35,473	30,954	33,780
Total cost of revenues	559,286	597,397	548,505
Gross profit
Net advertising services	589,204	363,582	181,939
Paid services	60,355	69,352	55,263
Total gross profit	649,559	432,934	237,202

Phoenix New Media Limited

Notes to Consolidated Financial Statements

18. Fair Value Measurements

Assets and Liabilities Measured and Disclosed at Fair Value on a Recurring Basis

In accordance with ASC 820, the Group measures term deposits and short-term investments, restricted cash and available-for-sale debt investments at fair value on a recurring basis.

The following table sets forth the financial instruments, measured at fair value on a recurring basis, by level within the fair value hierarchy (in thousands):

	Fair Value Measurements at Reporting Date Using
	Carrying Value on Balance Sheets	Quote Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
As of December 31, 2021:
Assets:
Term deposits and short-term investments	1,309,028	—	1,309,028	—
Restricted cash	15,618	15,618	—	—
Available-for-sale debt investments	29,401	—	—	29,401
As of December 31, 2022:
Assets:
Term deposits and short-term investments	1,049,555	—	1,049,555	—
Restricted cash	9,055	9,055	—	—
Available-for-sale debt investments	304	—	—	304

The following table sets forth the reconciliation of the fair value measurements of available-for-sale debt investments from January 1, 2020 to December 31, 2022 (in thousands):

Fair Value Measurements of Available-for-sale Debt Investments
RMB
Beginning balance as of January 1, 2020	2,014,537
Change in fair value	(985,704)
Disposal of part available-for-sale debt investments	(1,005,150)
Additional investments	49,041
Currency translation adjustment	(34,062)
Impairment	(2,000)
Ending balance as of December 31, 2020	36,662
Change in fair value	(6,611)
Currency translation adjustment	(650)
Ending balance as of December 31, 2021	29,401
Change in fair value	(24,010)
Impairment	(5,980)
Currency translation adjustment	893
Ending balance as of December 31, 2022	304

Phoenix New Media Limited

Notes to Consolidated Financial Statements

18. Fair Value Measurements (Continued)

Assets and Liabilities Measured and Disclosed at Fair Value on a Recurring Basis (Continued)

Term deposit and short-term investments. The Group’s term deposit and short-term investments consist of wealth management products and structured deposits issued by commercial banks and other financial institutions with original maturity of more than three months and up to one year, which contain a variable interest rate. The Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income/(loss) as interest income. To estimate fair value, the Group refers to the quoted rate of return provided by banks at the end of each period using the discounted cash flow method. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

Restricted cash. The Group’s restricted cash represents deposits that are restricted to withdrawal or usage. The fair values of restricted cash are determined based on the pervasive interest rate in the market. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 1 of fair value measurement.

Available-for-sale debt investments. Available-for-sale debt investments mainly represent the investments of convertible redeemable preferred shares in Particle. In accordance with ASC 820, the Group measures available-for-sale debt investments at fair value on a recurring basis. The fair values of the investments in Particle as of December 31, 2020, 2021 and 2022 were determined based on a valuation technique under the market approach, known as guideline company method, where financial ratios of comparable companies were analyzed to determine the value of Particle, as well as using observable transactions of Particle’s shares. The Group classifies the valuation techniques that use unobservable inputs as Level 3 of fair value measurements.

The key inputs used in valuation of available-for-sale debt investments in Particle as of December 31, 2020, 2021 and 2022 were as follow:

	As of December 31,
	2020	2021	2022
Lack of marketability discount (“DLOM”)	25%	20%	20%
Volatility	55.3%	49.0%	50.0%

Assets and Liabilities Measured and Disclosed at Fair Value on a Non-Recurring Basis

The Group’s non-financial long-lived assets, such as equity method investments, intangible assets and fixed assets, would be measured at fair value only if they were determined to be impaired on an other-than-temporary basis. The Group uses a combination of valuation methodologies, including market and income approaches based on the Group’s best estimate to determine the fair value of these non-financial assets. Inputs used in these methodologies primarily included future cash flows, discount rate, expected volatility and the selection of comparable companies operating in similar businesses.

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

Accounts receivable, notes receivable, amounts due from related parties, prepayments and other current assets, accounts payable, amounts due to related parties and accrued expense and other current liabilities are financial assets or liabilities with carrying values that approximate fair value due to their short term nature.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

19. Net Income/(Loss) per Share

The following table sets forth the computation of basic and diluted net income/(loss) per share for the years indicated (amounts in thousands, except for number of shares and per share data):

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net income/(loss) per Class A and Class B ordinary share — basic:
Numerator:
Net income/(loss) from continuing operations attributable to Phoenix New Media Limited	417,976	(205,701)	(109,652)
Net loss from discontinued operations attributable to Phoenix New Media Limited	(37,607)	—	—
Net income/(loss) attributable to Phoenix New Media Limited	380,369	(205,701)	(109,652)
Denominator:
Denominator used in computing net income/(loss) per share — basic	582,324,325	582,324,325	582,324,325
Net income/(loss) from continuing operations per Class A and Class B ordinary share — basic	0.72	(0.35)	(0.19)
Net loss from discontinued operations per Class A and Class B ordinary share — basic	(0.07)	—	—
Net income/(loss) per Class A and Class B ordinary share — basic	0.65	(0.35)	(0.19)
Net income/(loss) per Class A and Class B ordinary share — diluted:
Numerator:
Net income/(loss) from continuing operations attributable to Phoenix New Media Limited	417,976	(205,701)	(109,652)
Net loss from discontinued operations attributable to Phoenix New Media Limited	(37,607)	—	—
Net income/(loss) attributable to Phoenix New Media Limited	380,369	(205,701)	(109,652)
Denominator:
Denominator used in computing net income/(loss) per share — basic	582,324,325	582,324,325	582,324,325
Share-based awards	—	—	—
Denominator used in computing net income/(loss) per share — diluted	582,324,325	582,324,325	582,324,325
Net income/(loss) from continuing operations per Class A and Class B ordinary share — diluted	0.72	(0.35)	(0.19)
Net loss from discontinued operations per Class A and Class B ordinary share — diluted	(0.07)	—	—
Net income/(loss) per Class A and Class B ordinary share — diluted	0.65	(0.35)	(0.19)

There were 37,940,736, 37,838,136 and 38,975,848 options to purchase ordinary shares have been excluded from the computation of diluted net income/(loss) per share for the years ended December 31, 2020, 2021 and 2022, respectively, as their effects would be anti-dilutive.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

20. Commitments and Contingencies

(a) Commitments

As of December 31, 2022, future minimum commitments under non-cancelable agreements were as follows (in thousands):

	Property Management Costs	Bandwidth Purchases	Cooperation with Phoenix TV Group	Content Purchases	Property and Equipment, and Intangible Assets	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
2023	6,349	23	46,275	4,630	426	7,572	65,275
2024	5,245	—	—	200	—	224	5,669
2025	4,873	—	—	200	—	172	5,245
2026	4,829	—	—	100	—	39	4,968
2027 and thereafter	2,173	—	—	—	—	—	2,173
Total	23,469	23	46,275	5,130	426	8,007	83,330

The amounts of cooperation with Phoenix TV Group are calculated according to the agreements between the Group and Phoenix TV Group (see Note 2(a)).

Upon the adoption of ASC 842 on January 1, 2019, future minimum lease payments for operating lease commitments as of December 31, 2022 are disclosed in Note 2(x).

The Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2021 and 2022.

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

(c) Long-term Liabilities for Uncertain Tax Positions

As mentioned in Note 14, as of December 31, 2021 and 2022, the Group had recorded uncertain tax positions of RMB28.3 million and RMB20.3 million, respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

21. Related Party Transactions

The table below sets forth the major related parties and their relationships with the Group:

Related Parties	Relationships with the Group
Other entities within the Phoenix TV Group	Under common control by Phoenix TV
China Mobile Communication Corporation (“China Mobile”)	A shareholder of Phoenix TV
Henan Fengyi Feiyang Network Technology Limited (“Fengyi Technology”)	Available-for-sale debt investee
Mr. Gao Ximin and Mr. Qiao Haiyan	Legal shareholders of Tianying Jiuzhou and employees of the Group
Mr. Zou Ming and Ms Wang Xiaojia	Legal shareholder of Fenghuang Ronghe and employee of the Group

In addition to those disclosed elsewhere in the financial statements, the Group had the following significant related party transactions for the years ended December 31, 2020, 2021 and 2022 (in thousands):

Transactions with the Other Entities Within the Phoenix TV Group:

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Content provided by Phoenix TV Group	(2,595)	(17,263)	(45,000)
Advertising and promotion expenses charged by Phoenix TV Group	(2,549)	(2,477)	(1,168)
Corporate administrative expenses charged by Phoenix TV Group	(681)	(1,093)	(1,071)
Trademark license fees charged by Phoenix TV Group	(4,358)	(4,267)	(3,803)
Project cost charged by Phoenix TV Group	(487)	(595)	(2,971)
Revenues earned from Phoenix TV Group	10,635	12,402	13,937

Transactions with China Mobile:

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Advertising revenues earned from China Mobile	23,747	17,464	3,160
Paid services revenues earned from and through China Mobile	30,486	29,770	23,297
Revenue sharing fees and bandwidth costs charged by China Mobile	(6,487)	(6,631)	(4,971)

Transactions with Investees:

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Advertising revenues earned from/(agency service fees paid to) Fengyi Technology	3,721	(1,047)	48
Revenues earned from other investees	—	—	142
Advertising and promotion expenses charged by Fengyi Technology	(142)	—	—

Phoenix New Media Limited

Notes to Consolidated Financial Statements

21. Related Party Transactions (Continued)

As of December 31, 2021 and 2022, the amounts of due from and due to related parties were as follows (in thousands):

	As of December 31,
	2021	2022
	RMB	RMB
Amounts due from related parties:
Due from China Mobile	11,966	5,626
Due from Phoenix TV Group	43,816	40,540
Due from Fengyi Technology	1,297	—
Due from other investees, net	—	49
Total	57,079	46,215
Amounts due to related parties:
Due to China Mobile	3,937	—
Due to Phoenix TV Group	26,608	62,700
Due to Fengyi Technology	3,690	2,033
Due to Others	500	—
Total	34,735	64,733

The amounts due from Phoenix TV Group represent accounts receivable from Phoenix TV Group for the advertising services provided to its customers and advance payments to Phoenix TV Group for the content provided by it, and the amounts due to Phoenix TV Group represent resources or services provided by Phoenix TV Group, expenses paid by Phoenix TV Group on behalf of the Group, and expenses charged by Phoenix TV Group under the cooperation agreements (see Note 2 (a)).

22. Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs incorporated in the PRC are required to annually appropriate 10% of their net after-tax income to the general reserve fund or the statutory surplus fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, and in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), General Notes to Financial Statements, the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which the restricted portion amounted to approximately RMB646.3 million and RMB409.3 million as of December 31, 2021 and 2022, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to the Company’s shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs to satisfy any obligations of the Company.

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

The Company performed a test on the restricted net assets of the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), General Notes to Financial Statements and concluded that it was applicable for the Company to disclose its condensed financial information for the year ended December 31, 2022, as restricted net assets of the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs had exceeded 25 percent of consolidated net assets for the year ended December 31, 2022. For the purposes of presenting the Company’s separate financial information, the Company records its investments in its subsidiaries under the equity method of accounting and consolidated net assets of the VIEs under ASC 810. Such investments are presented on the separate condensed balance sheets of the Company as “Investments in the subsidiaries” and “Share of loss from the subsidiaries” in the condensed statements of comprehensive income/(loss). See Note 24 for the Company’s information.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

23. Subsequent Events

No subsequent event that had a material impact on the Group was identified through the date of issuance of the financial statements.

24. Additional Information - Condensed Financial Statements of the Company

The condensed financial statements of Phoenix New Media Limited have been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04.The Company records its investments in its subsidiaries under the equity method of accounting and consolidated net assets of the VIEs under ASC 810. Such investments are presented on the balance sheets as “Investments in the subsidiaries”, and the net profit or loss of subsidiaries and VIEs is presented as “Share of loss from the subsidiaries” in the statement of comprehensive income/(loss).

As of December 31, 2021 and 2022, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those, if any, which have been separately disclosed in the consolidated financial statements.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

Phoenix New Media Limited

Condensed Financial Information of the Company

Balance Sheets

(Amounts in thousands, except for number of shares and per share data)

	As of December 31,
	2021	2022
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	34,027	10,552
Term deposits and short-term investments	—	2,503
Amounts due from subsidiaries and VIEs	835,428	888,083
Prepayments and other current assets	1,117	3,798
Total current assets	870,572	904,936
Non-current assets:
Investments in the subsidiaries	794,149	641,218
Available-for-sale debt investments	29,401	304
Total non-current assets	823,550	641,522
Total assets	1,694,122	1,546,458
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Amounts due to subsidiaries and VIEs	44,244	223,087
Taxes payable	220,794	—
Accrued expenses and other current liabilities	1,701	3,926
Total current liabilities	266,739	227,013
Total liabilities	266,739	227,013
Shareholders’ equity:
Class A ordinary shares (US$0.01 par value, 680,000,000 shares authorized; 264,998,965 and 264,998,965 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	17,499	17,499
Class B ordinary shares (US$0.01 par value, 320,000,000 shares authorized; 317,325,360 and 317,325,360 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	22,053	22,053
Additional paid-in capital	1,629,014	1,636,822
Statutory reserves	98,482	99,547
Accumulated deficits	(300,357)	(411,074)
Accumulated other comprehensive loss	(39,308)	(45,402)
Total shareholders’ equity	1,427,383	1,319,445
Total liabilities and shareholders’ equity	1,694,122	1,546,458

Phoenix New Media Limited

Notes to Consolidated Financial Statements

Phoenix New Media Limited

Condensed Financial Information of the Company

Statements of Comprehensive Income/(Loss)

(Amounts in thousands)

	For the Years Ended December 31,
	2020 as Restated	2021	2022
	RMB	RMB	RMB
Operating expenses:
General and administrative expenses	(39,303)	(16,556)	(16,945)
Total operating expenses	(39,303)	(16,556)	(16,945)
Loss from operations	(39,303)	(16,556)	(16,945)
Other income/(loss):
Net interest income	1	3	50
Foreign currency exchange gain/(loss)	17,010	5,775	(21,847)
Income from equity method investments, net of impairments	6,013	—	—
Gain on disposal of available-for-sale debt investments*	573,860	—	—
Changes in fair value of loan related to co-sale of Particle shares	(24,535)	—	—
Changes in fair value of forward contract in relation to disposal of investments in Particle	16,085	—	—
Impairment of available-for-sale debt investments	—	—	(5,980)
Others, net	5,580	5,152	(5,514)
Share of loss from the subsidiaries	(77,736)	(200,075)	(123,773)
Income/(loss) before tax*	476,975	(205,701)	(174,009)
Income tax (expense)/benefit*	(96,606)	—	64,357
Net income/(loss)	380,369	(205,701)	(109,652)
Other comprehensive loss	(1,434,022)	(11,094)	(6,094)
Comprehensive loss	(1,053,653)	(216,795)	(115,746)

Note:

* The gain on disposal of available-for-sale debt investments, income before tax and the income tax expense for the year ended December 31, 2020 have been restated. Refer to Note 2(b) for further information.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

Phoenix New Media Limited

Condensed Financial Information of the Company

Statements of Cash Flows

(Amounts in thousands)

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cash flows from operating activities:
Net cash used in operating activities	(44,706)	(34,801)	(20,974)
Cash flows from investing activities:
Loans provided to a third party related to co-sale of Particle shares	(68,867)	—	—
Placement of short-term investments	—	—	(32,312)
Maturity of short-term investments	—	—	29,875
Net proceeds from disposal of available-for-sale debt investments	695,937	—	—
Net cash provided by/(used in) investing activities	627,070	—	(2,437)
Cash flows from financing activities:
Repayment from/(payment to) subsidiaries and VIEs	72,262	39,171	(64)
Dividends (paid to)/returned from shareholders	(637,375)	4,725	—
Net cash (used in)/provided by financing activities	(565,113)	43,896	(64)
Net increase/(decrease) in cash and cash equivalents	17,251	9,095	(23,475)
Cash and cash equivalents at the beginning of the year	7,681	24,932	34,027
Cash and cash equivalents at the end of the year	24,932	34,027	10,552