Form 20-F
period 2023-12-31
Phoenix New Media Ltd
filed 2024-04-25
CIK 1509646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

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

262,954,885 Class A ordinary shares were outstanding as of December 31, 2023
317,325,360 Class B ordinary shares were outstanding as of December 31, 2023

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

FISCAL YEAR ENDED DECEMBER 31, 2023

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
•
“Phoenix TV” refers to Phoenix Media Investment (Holdings) Limited;
•
“Phoenix TV (BVI)” refers to Phoenix Satellite Television (B.V.I.) Holding Limited, a wholly owned direct subsidiary of Phoenix TV, which directly owned 55.0% of our share capital as of March 31, 2024;
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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2021, 2022 and 2023, and as of December 31, 2022 and 2023.

Our ADSs are listed on the New York Stock Exchange under the symbol “FENG.”

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB7.0999 to US$1.00, the exchange rate in effect as of December 29, 2023 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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
100%
100%
PHOENIX NEW MEDIA (HONG KONG) COMPANY LIMITED
(Hong Kong)
PHOENIX NEW MEDIA (HONG KONG) INFORMATION TECHNOLOGY COMPANY LIMITED
(Hong Kong)
PHOENIX SATELLITE TELEVISION INFORMATION LIMITED
(British Virgin Islands)
100%
100%
100%
Outside China
Inside China
FENGHUANG FEIYANG (BEIJING) NEW MEDIA INFORMATION TECHNOLOGY CO., LTD.
BEIJING FENGHUANG BORUI SOFTWARE TECHNOLOGY CO., LTD.
FENGHUANG ON-LINE (BEIJING) INFORMATION TECHNOLOGY CO., LTD.
Haiyan Qiao
Ximin Gao
Xiaojia Wang
Ming Zou
100%
100%
51%
49%
51%
49%
TIANJIN FENGYING HONGDA CULTURE COMMUNICATION CO., LTD.
BEIJING FENGHUANG YUTIAN SOFTWARE TECHNOLOGY CO., LTD.
BEIJING TIANYING JIUZHOU NETWORK TECHNOLOGY CO., LTD.
BEIJING FENGHUANG RONGHE INVESTMENT CO., LTD.
100%
100%
100%
50%
100%
100%
Entity in which our investors hold their interest
Entities in which our operations are conducted
Contractual arrangements
Equity interest
BEIJING FENGYU NETWORK TECHNOLOGY CO., LTD.
BEIJING TIANYING CHUANGZHI ADVERTISING CO., LTD.
FENGHUANG FEIYANG (GUANGZHOU) INTERNATIONAL CULTURE COMMUNICATION CO., LTD.
BEIJING FENGHUANG TIANBO NETWORK TECHNOLOGY CO., LTD.
TIANJIN FENGHUANG MINGDAO CULTURE COMMUNICATION CO., LTD
YIFENG LIANHE (BEIJING) TECHNOLOGY CO., LTD.
100%
100%
100%
SHANGHAI FENGYU SHIXUN TECHNOLOGY CO., LTD.
BEIJING FENGYUE CULTURE TECHNOLOGY CO., LTD.
HAINAN LEFENG CULTURE COMMUNICATION CO., LTD.

Our Corporate Structure and Contractual Arrangements with the VIEs

Phoenix New Media Limited is not an operating company in China but a Cayman Islands holding company, which has no equity ownership in the VIEs, with operations primarily conducted by our PRC subsidiaries and through contractual arrangements with the VIEs based in China. Currently, VIEs are (i) Fenghuang Ronghe and (ii) Tianying Jiuzhou. Under the PRC laws and regulations, the operation and provision of internet information services to the public, value-added telecommunication-based online marketing, internet audio visual program services and internet culture operations (except for music) in the PRC is subject to foreign investment restrictions and license requirements. Therefore, we operate such businesses in China through the VIEs, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their respective shareholders to control the business operations of the VIEs. Revenue contributed by the VIEs and their subsidiaries accounted for 44.7%, 44.5% and 43.4% of our total revenues for the years ended December 31, 2021, 2022 and 2023, respectively. As used in this annual report, “we,” “us,” “our company,” “our” and “Phoenix New Media” refer to Phoenix New Media Limited, a Cayman Islands company and its subsidiaries, and, in the context of describing its operations and consolidated financial information, its VIEs in China, including but not limited to Tianying Jiuzhou and Fenghuang Ronghe. Investors in our ADSs are not purchasing equity interest in our operating entities in China, but instead are purchasing an equity interest in Phoenix New Media Limited, a Cayman Islands holding company. The VIEs are consolidated with our results of operations for accounting purposes. However, we do not own equity interest in Fenghuang Ronghe or Tianying Jiuzhou.

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

The Holding Foreign Companies Accountable Act

Pursuant to the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and the U.S. Public Company Accounting Oversight Board, or the PCAOB, has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, the SEC will identify us as a “covered issuer”, or SEC-identified issuer, shortly after we file with the SEC a report required under the Securities Exchange Act of 1934, or the Exchange Act (such as our annual report on Form 20-F) that includes an audit report issued by such accounting firm, and if we are so identified for two consecutive years, the SEC will prohibit our securities (including our shares or the ADSs) from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as an SEC-identified Issuer under the HFCA Act following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As such, we were not identified as an SEC-identified Issuer under the HFCA Act after we filed our annual report on Form 20-F for the year ended December 31, 2022. However, the PCAOB may change its determination as to whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions, at any time. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we may be identified as an SEC-identified Issuer again. There can be no assurance that we will not be identified as an SEC-identified Issuer in the future, and if we are so identified for two consecutive years, our securities will become subject to the prohibition on trading under the HFCA Act. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiaries and the VIEs in China. Our business operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the VIEs have received all material permissions that are, or may be, required for our business operations in China, and no material permission has been denied from us by relevant authorities in China, except those as disclosed in “—D. Risk Factors—Risks Relating to Our Business and Industry—Our lack of an Internet audio-visual program transmission license has exposed, and may continue to expose, us to administrative sanctions, including the banning of our paid mobile video services and video advertising services, which would materially and adversely affect our business and results of operation,” “—D. Risk Factors—Risks Relating to Our Business and Industry—Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services or to cease the Internet access services provided by third parties to us. In 2023, the vast majority of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties,” “—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain NRTA’s approval for introducing and broadcasting foreign television programs could have a material adverse effect on our ability to conduct our business,” “—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain certain permits for our advertising services that contain drug-related information would subject us to penalties,” and “—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain or maintain all applicable permits and approvals, or fail to comply with PRC regulations, relating to Internet publishing services, our ability to conduct our digital reading business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions.” Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future.

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

However, the PRC government has recently indicated an intent to exert more oversight and regulating over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “—D. Risk Factors—Risks Relating to Doing Business in China—The approval, filing or other requirements of the CSRC, CAC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas. Our failure to obtain these approvals, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.”

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

Prior to January 1, 2021, Phoenix New Media Limited, through its intermediate holding companies, provided capital contribution of RMB527.7 million to its subsidiaries in China. In 2021, the primary beneficiary of the VIEs withdrew RMB9.6 million of investment in the VIEs during the contractual reorganization incurred in 2021, under which Fenghuang On-line terminated the contractual agreements with Yifeng Lianhe and then entered into a series of new contractual arrangements with Fenghuang Ronghe. In 2022, Qieyiyou (Beijing) Information Technology Co., Ltd., or Qieyiyou, terminated the contractual agreements with Beijing Chenhuan Technology Co., Ltd., or Chenhuan. In 2023, our subsidiaries returned capital contribution of RMB19.7 million (US$2.8 million) to Phoenix New Media Limited.

As of January 1, 2021, our subsidiaries had debt financing from Phoenix New Media Limited of RMB851.8 million and the VIEs had debt financing from our subsidiaries of RMB656.5 million. Our subsidiaries repaid RMB39.2 million of debt financing to Phoenix New Media Limited in 2021, received RMB0.06 million of debt financing from Phoenix New Media Limited in 2022 and repaid RMB10.3 million (US$1.5 million) of debt financing to Phoenix New Media Limited in 2023. The VIEs repaid RMB33.4 million and RMB77.6 million of debt financing to our subsidiaries for the years ended December 31, 2021 and 2022, respectively, and received RMB229.9 million (US$32.4 million) of debt financing from our subsidiaries in 2023.

For the years ended December 31, 2021, 2022 and 2023, no dividends or distributions were made to Phoenix New Media Limited by our subsidiaries. Under PRC laws and regulations, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the VIEs, totaling RMB646.3 million, RMB409.3 million and RMB481.2 million (US$67.8 million) as of December 31, 2021, 2022 and 2023, respectively. Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government regulations of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China—We rely on dividends and other distributions on equity from our PRC subsidiaries to fund any cash and financing requirements we have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.” We do not have a cash management policy to dictate how funds are transferred between the VIEs and our subsidiaries.

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

For the years ended December 31, 2021, 2022 and 2023, no assets other than cash were transferred through our organization.

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

The table above has been prepared under the assumption that all profits of the VIEs will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIEs exceed the service fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the inter-company entities is determined to be non-substantive and disallowed by Chinese tax authorities), the VIEs could make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIEs. This would result in such transfer being non-deductible expenses for the VIEs but still taxable income for the PRC subsidiaries. Our management believes that there is only a remote possibility that this scenario would happen.

Financial Information Related to the VIEs

The following tables present the condensed consolidating schedule of financial performance, financial position and cash flows for the VIEs and other entities for the periods and as of the dates presented.

Selected Condensed Consolidated Statements of Operations Data

	For the Year Ended December 31, 2023
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)

Inter-company revenues (1) (4)	—	10,756	33,285	40,136	(84,177)	—
Third-party revenues	—	391,735	—	300,285	—	692,020
Inter-company cost of revenues (1) (4)	—	(60,419)	—	(23,035)	83,454	—
Third-party cost of revenues	—	(228,735)	(21,876)	(213,534)	—	(464,145)
Gross profit	—	113,337	11,409	103,852	(723)	227,875
Total operating expenses	(16,902)	(123,335)	(81,102)	(133,138)	905	(353,572)
Loss from operations	(16,902)	(9,998)	(69,693)	(29,286)	182	(125,697)
(Loss)/income from non-operations	(3,237)	29,600	4,581	(1,204)	(182)	29,558
Share of (loss)/income from the subsidiaries (2)	(82,357)	(99,969)	3,462	—	178,864	—
Loss from the VIEs (2)	—	—	(34,857)	—	34,857	—
Loss before tax	(102,496)	(80,367)	(96,507)	(30,490)	213,721	(96,139)
Income tax expense	—	(2,458)	—	(10,518)	—	(12,976)
Net loss	(102,496)	(82,825)	(96,507)	(41,008)	213,721	(109,115)
Net loss attributable to noncontrolling interests	—	468	—	6,151	—	6,619
Net loss attributable to Phoenix New Media Limited	(102,496)	(82,357)	(96,507)	(34,857)	213,721	(102,496)

	For the Year Ended December 31, 2022
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)

Inter-company revenues (1) (4)	—	6,862	8,199	26,392	(41,453)	—
Third-party revenues	—	435,987	(8)	349,728	—	785,707
Inter-company cost of revenues (1) (4)	—	(26,368)	—	(13,714)	40,082	—
Third-party cost of revenues	—	(243,133)	(55,817)	(249,555)	—	(548,505)
Gross profit	—	173,348	(47,626)	112,851	(1,371)	237,202
Total operating expenses	(16,945)	(141,735)	(108,785)	(171,803)	10,631	(428,637)
(Loss)/income from operations	(16,945)	31,613	(156,411)	(58,952)	9,260	(191,435)
(Loss)/income from non-operations	(33,291)	22,123	7,717	8,033	(9,260)	(4,678)
Share of (loss)/income from the subsidiaries (2)	(123,773)	(178,684)	21,380	—	281,077	—
Loss from the VIEs (2)	—	—	(30,712)	—	30,712	—
Loss before tax	(174,009)	(124,948)	(158,026)	(50,919)	311,789	(196,113)
Income tax benefit/(expense)	64,357	(1,706)	722	7,021	—	70,394
Net loss	(109,652)	(126,654)	(157,304)	(43,898)	311,789	(125,719)
Net loss attributable to noncontrolling interests	—	2,881	—	13,186	—	16,067
Net loss attributable to Phoenix New Media Limited	(109,652)	(123,773)	(157,304)	(30,712)	311,789	(109,652)

	For the Year Ended December 31, 2021
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)

Inter-company revenues (1) (4)	—	6,769	36,020	27,038	(69,827)	—
Third-party revenues	—	570,038	8	460,285	—	1,030,331
Inter-company cost of revenues (1) (4)	—	(48,736)	—	(19,845)	68,581	—
Third-party cost of revenues	—	(299,015)	(58,723)	(239,659)	—	(597,397)
Gross profit	—	229,056	(22,695)	227,819	(1,246)	432,934
Total operating expenses	(16,556)	(228,824)	(122,595)	(402,300)	1,246	(769,029)
(Loss)/income from operations	(16,556)	232	(145,290)	(174,481)	—	(336,095)
Income from non-operations	10,930	42,265	2,955	27,460	—	83,610
Share of (loss)/income from the subsidiaries (2)	(200,075)	(228,466)	1,038	—	427,503	—
Loss from the VIEs (2)	—	—	(86,131)	—	86,131	—
Loss before tax	(205,701)	(185,969)	(227,428)	(147,021)	513,634	(252,485)
Income tax expense	—	(14,028)	—	(6,553)	—	(20,581)
Net loss	(205,701)	(199,997)	(227,428)	(153,574)	513,634	(273,066)
Net (income)/loss attributable to noncontrolling interests	—	(78)	—	67,443	—	67,365
Net loss attributable to Phoenix New Media Limited	(205,701)	(200,075)	(227,428)	(86,131)	513,634	(205,701)

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2023
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
ASSETS
Cash and cash equivalents	21,538	332,033	62,878	110,958	—	527,407
Term deposits and short-term investments	—	249,157	142,511	167,097	—	558,765
Restricted cash	—	—	—	7,049	—	7,049
Accounts receivable, net	—	209,045	—	84,809	—	293,854
Amounts due from related parties	—	26,240	1	31,204	—	57,445
Amount due from inter-company entities (3)	897,329	594,615	422,715	55,006	(1,969,665)	—
Property and equipment, net	—	2,444	3,514	1,279	—	7,237
Intangible assets, net	—	1,704	2,528	15,818	—	20,050
Available-for-sale debt investments	309	—	—	—	—	309
Investment in the subsidiaries (2)	535,839	177,186	379,797	—	(1,092,822)	—
Contractual interests in the VIEs (2)	—	—	(353,798)	—	353,798	—
Equity investments, net	—	13,000	—	88,221	—	101,221
Deferred income tax assets, net	—	42,329	—	27,841	—	70,170
Operating lease right-of-use assets, net	—	33,756	5,708	28,486	—	67,950
Prepayment and other assets	6,838	17,671	4,041	18,737	—	47,287
Total assets	1,461,853	1,699,180	669,895	636,505	(2,708,689)	1,758,744
LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
Liabilities
Accounts payable	—	84,820	3	37,310	—	122,133
Taxes payable	—	106,692	(8,794)	72,581	—	170,479
Amount due to inter-company entities (3)	235,681	845,523	99,009	789,452	(1,969,665)	—
Accrued expenses and other liabilities	1,160	122,270	27,692	151,387	—	302,509
Total liabilities	236,841	1,159,305	117,910	1,050,730	(1,969,665)	595,121
Total Phoenix New Media Limited shareholders' equity/(deficit)	1,225,012	540,837	551,985	(353,798)	(739,024)	1,225,012
Non-controlling interests	—	(962)	—	(60,427)	—	(61,389)
Total shareholders' equity/(deficit) (2)	1,225,012	539,875	551,985	(414,225)	(739,024)	1,163,623
Total liabilities and shareholders’ equity/(deficit)	1,461,853	1,699,180	669,895	636,505	(2,708,689)	1,758,744

	As of December 31, 2022
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
ASSETS
Cash and cash equivalents	10,552	47,310	4,494	33,626	—	95,982
Term deposits and short-term investments	2,503	918,464	114,381	14,207	—	1,049,555
Restricted cash	—	—	—	9,055	—	9,055
Accounts receivable, net	—	253,043	—	175,544	—	428,587
Amounts due from related parties	—	11,989	1	34,225	—	46,215
Amount due from inter-company entities (3)	888,083	565,788	715,223	124,932	(2,294,026)	—
Property and equipment, net	—	4,652	5,812	2,627	—	13,091
Intangible assets, net	—	2,158	3,482	23,486	—	29,126
Available-for-sale debt investments	304	—	—	—	—	304
Investment in the subsidiaries (2)	641,218	294,631	376,336	—	(1,312,185)	—
Contractual interests in the VIEs (2)	—	—	(319,535)	—	319,535	—
Equity investments, net	—	13,000	—	101,389	—	114,389
Deferred income tax assets, net	—	42,291	—	46,769	—	89,060
Operating lease right-of-use assets, net	—	50,092	7,165	46,294	—	103,551
Prepayment and other assets	3,798	13,339	10,243	24,529	—	51,909
Total assets	1,546,458	2,216,757	917,602	636,683	(3,286,676)	2,030,824
LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
Liabilities
Accounts payable	—	115,646	3,947	57,363	—	176,956
Taxes payable	—	111,019	(9,849)	82,355	—	183,525
Amount due to inter-company entities (3)	223,087	1,187,210	232,931	650,800	(2,294,028)	—
Accrued expenses and other liabilities	3,926	156,610	24,608	219,976	—	405,120
Total liabilities	227,013	1,570,485	251,637	1,010,494	(2,294,028)	765,601
Total Phoenix New Media Limited shareholders' equity/(deficit)	1,319,445	646,218	665,965	(319,535)	(992,648)	1,319,445
Non-controlling interests	—	54	—	(54,276)	—	(54,222)
Total shareholders' equity/(deficit) (2)	1,319,445	646,272	665,965	(373,811)	(992,648)	1,265,223
Total liabilities and shareholders’ equity/(deficit)	1,546,458	2,216,757	917,602	636,683	(3,286,676)	2,030,824

Selected Condensed Consolidated Cash Flows Data

	For the Year Ended December 31, 2023
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
Net cash (used in)/provided by transactions with inter-company entities	—	(41,003)	45,888	(4,885)	—	—
Net cash (used in)/provided by transactions with third parties	(20,850)	42,194	(87,351)	5,180	—	(60,827)
Net cash (used in)/provided by operating activities	(20,850)	1,191	(41,463)	295	—	(60,827)
Loans (paid to)/repaid by inter-company entities (3)	—	(19,354)	294,377	72,427	(347,450)	—
Return of capital from subsidiaries	19,722	19,718	—	—	(39,440)	—
Other investing activities	2,437	666,648	(26,411)	(154,830)	—	487,844
Net cash provided by/(used in) investing activities	22,159	667,012	267,966	(82,403)	(386,890)	487,844
Proceeds from/(repayment) of loans from inter-company entities (3)	10,332	(366,804)	(148,401)	157,423	347,450	—
Return of capital to parent companies	—	(19,722)	(19,718)	—	39,440	—
Other financing activities	(655)	—	—	—	—	(655)
Net cash provided by/(used in) financing activities	9,677	(386,526)	(168,119)	157,423	386,890	(655)

	For the Year Ended December 31, 2022
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
Net cash (used in)/provided by transactions with inter-company entities	—	(73,131)	27,363	45,768	—	—
Net cash used in transactions with third parties	(20,974)	(76,278)	(153,051)	(62,108)	—	(312,411)
Net cash used in operating activities	(20,974)	(149,409)	(125,688)	(16,340)	—	(312,411)
Loans paid to inter-company entities (3)	—	(133,771)	(381,921)	(77,751)	593,443	—
Other investing activities	(2,437)	(219,029)	371,017	79,148	—	228,699
Net cash (used in)/provided by investing activities	(2,437)	(352,800)	(10,904)	1,397	593,443	228,699
(Repayment of)/proceeds from loans from inter-company entities (3)	(64)	459,672	133,712	123	(593,443)	—
Other financing activities	—	—	—	—	—	—
Net cash (used in)/provided by financing activities	(64)	459,672	133,712	123	(593,443)	—

	For the Year Ended December 31, 2021
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
Net cash (used in)/provided by transactions with inter-company entities	—	(80,713)	125,241	(44,528)	—	—
Net cash (used in)/provided by transactions with third parties	(34,801)	132,082	(164,863)	(75,240)	—	(142,822)
Net cash (used in)/provided by operating activities	(34,801)	51,369	(39,622)	(119,768)	—	(142,822)
Investment in inter-company entities (5)	—	—	(400)	—	400	—
Repatriation of capital to facilitate the reorganization (5)	—	—	10,000	—	(10,000)	—
Loans (paid to)/collected from inter-company entities (3)	—	(20,701)	42,414	(12,523)	(9,190)	—
Other investing activities	—	(95,358)	(40,329)	93,034	—	(42,653)
Net cash (used in)/provided by investing activities	—	(116,059)	11,685	80,511	(18,790)	(42,653)
Investments from inter-company entities (5)	—	—	—	400	(400)	—
Repatriation of capital to facilitate the reorganization (5)	—	—	—	(10,000)	10,000	—
Proceeds from/(repayment of) loans from inter-company entities (3)	39,171	11,958	(39,429)	(20,890)	9,190	—
Other financing activities	4,725	—	(8,025)	(240)	—	(3,540)
Net cash provided by/(used in) financing activities	43,896	11,958	(47,454)	(30,730)	18,790	(3,540)

Notes:

(1)
It represents the elimination of the inter-company service charge at the consolidation level.
(2)
It represents the elimination of the investment among Phoenix New Media Limited, other subsidiaries, primary beneficiary of the VIEs, and the VIEs and subsidiaries of the VIEs as well as share of loss from subsidiaries and VIEs.

(3)
It represents the elimination of inter-company balances, transactions and cash flows among Phoenix New Media Limited, other subsidiaries, primary beneficiary of the VIEs, and the VIEs and subsidiaries of the VIEs.
(4)
For the years ended December 31, 2021, 2022 and 2023, the VIEs have incurred RMB16.8 million, RMB13.5 million and RMB23.0 million (US$3.2 million), respectively, in fees related to technical services provided to the subsidiaries and subsidiaries concurrently recognized same amounts as revenues.
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

Risks Relating to Our Business and Industry

Risks and uncertainties relating to our business and industry include, but are not limited to, the following:

•
Due to the rapidly evolving market in which we operate, our historical results may not be indicative of our future performance and there can be no assurance that we will be able to meet internal or external expectations of future performance. (Page 17)
•
We expect to continue to rely on advertising to drive a significant portion of our future revenues, and if we fail to retain existing advertisers or attract new advertisers for our advertising services, our business, operating results and growth prospects could be materially affected. (Page 17)
•
We may not be successful in growing our mobile Internet related business and our revenue growth could be negatively impacted. (Page 18)
•
We rely in part on application marketplaces, Internet search engines, navigation sites, web browsers and other social media platforms to drive traffic to our PC websites, mobile applications, mobile websites and third-party platform accounts, and if we fail to appear near the top of such search results or rankings, traffic to our PC websites, mobile applications, mobile websites and third-party platform accounts could decline and our business and operating results could be adversely affected. (Page 18)
•
If we are unable to successfully expand our mobile strategy and increase our mobile advertising revenues, our business, operating results and growth prospects could be materially affected. (Page 19)
•
Newsfeed advertising is an important mobile advertising format in China. If we are unable to successfully develop our newsfeed advertising solution and adapt to new changes in advertising formats and trends, our mobile advertising revenues may be materially and adversely affected. (Page 19)

•
Any failure to retain large advertising agencies or attract new agencies on reasonable terms could materially and adversely affect our business. If advertising agencies demand higher service fees, our gross margin may be negatively affected. (Page 19)
•
If we fail to continue to anticipate user preferences and provide high quality content that attracts and retains users, or if we have to cease providing certain content in order to comply with changing regulatory requirements, we may not be able to generate sufficient user traffic to remain competitive. (Page 20)
•
If we have to limit or suspend our services in order to comply with changing and increasingly stringent regulatory requirements, our business, financial condition and results of operation may be materially adversely affected. (Page 20)
•
If we fail to successfully develop and introduce new products and services to meet the preferences of users, our competitive position and ability to generate revenues could be harmed. (Page 20)

Risks Relating to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

•
Phoenix TV (BVI) owns our Class B ordinary shares with 1.3 votes per share, allowing it and Phoenix TV to exercise control over matters subject to shareholder approval, and their interests may not be aligned with the interests of our other shareholders. (Page 41)
•
We may have conflicts of interest with Phoenix TV and, because of Phoenix TV’s controlling beneficial ownership interest in our company, may not be able to resolve such conflicts on terms favorable for us. (Page 41)
•
If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in Internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we would be subject to severe penalties or be forced to relinquish our interests in those operations. (Page 41)
•
We rely on contractual arrangements with the VIEs in China, and their shareholders, for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interest. (Page 42)
•
The shareholders of the VIEs may have potential conflicts of interest with us. (Page 43)
•
The contractual arrangements with the VIEs may be subject to scrutiny by the PRC tax authorities and may result in a finding that we owe additional taxes or are ineligible for tax exemption, or both, which could substantially increase our taxes owed and thereby reduce our net income. (Page 43)
•
We rely on dividends and other distributions on equity from our PRC subsidiaries to fund any cash and financing requirements we have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business. (Page 43)
•
Strengthened scrutiny over acquisition and disposition transactions by the PRC tax authorities may have a negative impact on us or your disposition of our shares or ADS. (Page 44)

Risks Relating to Doing Business in China

We are subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

•
Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and materially and adversely affect our competitive position. (Page 45)
•
Uncertainties with respect to the PRC legal system could limit the protections available to you and us. (Page 45)
•
Fluctuations in exchange rates of the Renminbi could materially affect our reported operating results. (Page 46)
•
The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors, executive officers or the expert named in this annual report may be limited and therefore you may not be afforded the same protection as provided to investors in U.S. domestic companies. (Page 46)
•
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China, based on United States or other foreign laws, against us, our directors, executive officers or the experts named in this annual report and therefore you may not be able to enjoy the protection of such laws in an effective manner. (Page 47)
•
PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the net proceeds from any offshore financing that we may undertake in the future to make loans or additional capital contributions to our PRC subsidiaries and the VIEs. (Page 47)
•
If the PRC government finds that our PRC beneficial owners are subject to the SAFE registration requirement under SAFE Circular 37 and the relevant implementing rules and our PRC beneficial owners fail to comply with such registration requirements, such PRC beneficial owners may be subject to personal liability, our ability to acquire PRC companies or to inject capital into our PRC subsidiaries may be limited, our PRC subsidiaries’ ability to distribute profits to us may be limited, or our business may be otherwise materially and adversely affected. (Page 48)
•
Failure to comply with PRC regulations regarding the registration requirements for stock incentive plans may subject the plan participants or us to fines and other legal or administrative sanctions. (Page 49)
•
The approval, filing or other requirements of the CSRC, CAC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas. Our failure to obtain these approvals, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs. (Page 49)
•
The approval of MOFCOM may be required in connection with the establishment of our contractual arrangements with the VIEs. Our failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs. (Page 50)
•
Governmental regulations of currency conversion may affect the value of your investment. (Page 51)
•
Dividends we receive from our PRC subsidiaries located in the PRC may be subject to PRC withholding tax. (Page 51)
•
We may be deemed a PRC resident enterprise under the CIT Law and be subject to the PRC taxation on our worldwide income. (Page 51)
•
Dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws. (Page 51)
•
We may be required to register our operating offices not located at our residence addresses as branch companies under PRC law. (Page 52)
•
We could be adversely affected by political tensions between the United States and China. (Page 52)
•
The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. (Page 53)
•
If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment. (Page 53)
•
Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act. (Page 54)
•
Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations. (Page 54)

Risks Relating to Our ADSs

Risks relating to our ADSs include, but not limited to, the following:

•
The market price for our ADSs may be volatile which could result in a loss to you. (Page 55)
•
Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline. (Page 55)
•
Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. (Page 56)

Risks Relating to Our Business and Industry

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

In 2021, 2022 and 2023, we generated 90.3%, 88.7% and 89.5% of our total revenues from advertising services, respectively. Going forward, we expect our net advertising revenues to continue to contribute the majority of our total revenues. Our ability to generate and maintain substantial advertising revenues will depend on a number of factors, many of which are ultimately beyond our control, including but not limited to:

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

We rely in part on application marketplaces, Internet search engines, navigation sites, web browsers and other social media platforms to drive traffic to our PC websites, mobile applications, mobile websites and third-party platform accounts, and if we fail to appear near the top of such search results or rankings, traffic to our PC websites, mobile applications, mobile websites and third-party platform accounts could decline and our business and operating results could be adversely affected.

We rely on application marketplaces, such as Apple’s iOS App Store, and other handset manufactures’ Android App Store, to drive downloads of mobile applications of our products, including ifeng News, ifeng Video and our digital reading applications. In the future, iOS App Store, Android stores or other operators of application marketplaces may make changes to their marketplaces, which could hinder or impede access to our products and services. We also depend in part on Internet search engines, navigation sites and web browsers, such as Baidu, Sougou, Hao123, Hao360, UC Browser, 360 Browser and Cheetah Browser, to drive traffic to our PC websites and referrals to our mobile applications, mobile websites and third-party platform accounts. For example, when a user types an inquiry into a search engine, we rely on a high organic search result ranking of our webpages in these search results to refer users to our websites. However, our ability to maintain high organic search result rankings is not totally within our control. Our competitors’ search engine optimization, or SEO, efforts may result in their websites receiving a higher search result page ranking than ours, or Internet search engines could revise their methodologies in a way that would adversely affect our search result rankings. If Internet search engines modify their search algorithms or other methodologies in ways that are detrimental to us, or if our competitors’ SEO efforts are more successful than ours, the growth in our user base could be adversely affected. In addition, navigation websites or web browsers might reduce the recommendation of our products for various reasons from time to time. We also rely on other social media platforms, such as Weixin, Weibo, Douyin and Kuaishou, to generate effective traffic and active interactions among users. If any of these social media platforms stops offering its service to us, we may not be able to locate alternative platforms of similar scale to provide similar services in a timely manner. Any reduction in the number of users directed to our PC websites, mobile applications, mobile websites and third-party platform accounts through application marketplaces, Internet search engines, navigation sites, web browsers and other social media platforms could harm our business and operating results.

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

Newsfeed advertising is the practice of constantly updating lists of advertisements alongside news and information. It effectively helps mobile applications enlarge their advertising inventory by inserting advertisements into the flow of content, while improving the user experience based on native appearance and contextual relevance, implying greater monetization potential. We expect newsfeed advertising to remain an important mobile advertising format in China. While we had developed and added newsfeed advertising into our mobile applications and mobile websites in late 2016, we are facing an increasingly competitive environment. For example, several mobile applications of other companies, such as Jinri Toutiao, QQ news (Tencent), Sina News and NetEase News, are all competing in newsfeed advertising. If we are unable to successfully develop our newsfeed advertising solution and deliver better return on investment, or ROI, to our advertising clients, our future mobile advertising revenues may be materially and adversely affected. Except for newsfeed advertising, we believe that more types of innovative mobile advertising formats may emerge in the future. If we are unable to swiftly develop and adapt to new changes in advertising formats and trends, our mobile advertising revenues may be materially and adversely affected.

Any failure to retain large advertising agencies or attract new agencies on reasonable terms could materially and adversely affect our business. If advertising agencies demand higher service fees, our gross margin may be negatively affected.

Approximately 52.9%, 54.9% and 48.7% of our net advertising revenues in China were derived from advertising agencies in 2021, 2022 and 2023, respectively. We primarily serve our advertisers through advertising agencies and rely on these agencies for sourcing our advertisers and collecting advertising revenue. In consideration for these agencies’ services, the agencies earn advertising agency service fees, which are deducted from our gross advertising revenues. While advertising agencies in China commonly increase their agency service fees on a sliding scale basis along with increased volume of business, if our agency service fees increase at a materially disproportional rate relative to our gross advertising revenues, our operating results may be negatively affected. We do not have long-term or exclusive arrangements with these agencies, and we cannot assure you that we will continue to maintain favorable relationships with them. If we fail to maintain favorable relationships with large advertising agencies or attract additional agencies, we may not be able to retain existing advertisers or attract new advertisers and our business and operating results could be materially and adversely affected.

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

Phoenix TV is a leading global Chinese language TV network broadcasting premium content globally and into China. In November 2009, our PRC subsidiary, Fenghuang On-line, entered into a cooperation agreement with Phoenix TV, or the Phoenix TV Cooperation Agreement, under which Fenghuang On-line and Phoenix TV agreed to certain cooperative arrangements in the areas of content, branding, promotion and technology. Pursuant to the Phoenix TV Cooperation Agreement, in November 2009 each of Tianying Jiuzhou and Yifeng Lianhe entered into a program content license agreement, or Content License Agreement, with Phoenix Satellite Television Company Limited, a subsidiary of Phoenix TV, and a trademark license agreement, or Old Trademark License Agreement, with Phoenix Satellite Television Trademark Limited. Since the execution of these agreements in 2009, we and Phoenix TV Group have amended and renewed the agreements on several occasions. As of March 31, 2024, the trademark license agreements in effect are those that Phoenix Satellite Television Trademark Limited renewed with each of Tianying Jiuzhou and Yifeng Lianhe in December 2023, or the New Trademark License Agreements, to grant Tianying Jiuzhou and Yifeng Lianhe the right to use the trademarks and to sublicense relevant trademarks to our affiliated companies for the purpose of account registration on any third-party platforms, which has a term of three years. The effective Program License Agreement is a new program resource license and cooperation agreement between Tianying Jiuzhou and Phoenix Satellite Television Holdings Limited dated August 24, 2021, or the 2021 Program Resource License and Cooperation Agreement, which has a term of three years. According to the 2021 Program Resource License and Cooperation Agreement, Phoenix Satellite Television Company Limited grants Tianying Jiuzhou exclusive right to broadcast copyrighted video content and the audio content derived from three television channels of Phoenix TV Group on the internet in Mainland China with such content also broadcasted on the three television channels of Phoenix TV Group. Phoenix TV also grants the Tianying Jiuzhou the right to sublicense such contents. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements and Transactions with Phoenix TV and Certain of its Subsidiaries” for more information about the terms of these agreements.

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

In addition, Tianying Jiuzhou and Yifeng Lianhe are able to use certain of Phoenix TV Group’s logos pursuant to the Old Trademark License Agreement and the New Trademark License Agreements. We believe that our use of these logos helps to affiliate us with the brand of Phoenix TV Group, which helps to enhance our own brand. The New Trademark License Agreements extended the license term and covered additional trademarks registered in various classes containing the double-phoenix logo together with the Chinese or English words of “Phoenix New Media” or “ifeng” and other variations. The New Trademark License Agreements also changed the licensed territory from “Mainland China” to “countries or territories where the trademark is registered” and authorized sub-license of the relevant trademarks to our affiliated companies for the purpose of account registration on any third-party platforms, while retained the clause of the annual license fee payable to Phoenix TV Group from a total of US$10,000 to the greater of 2% of the annual revenues of Tianying Jiuzhou or Yifeng Lianhe (as the case may be) or US$100,000 for each company. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements and Transactions with Phoenix TV and Certain of its Subsidiaries” for more information about the terms of the New Trademark License Agreements.

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

Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services or to cease the Internet access services provided by third parties to us. In 2023, the vast majority of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties.

We are required to obtain an Internet news license from CAC for the dissemination of news through our PC websites, mobile applications, mobile websites and third-party platform accounts. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Internet News Dissemination.” Tianying Jiuzhou submitted an application to the CAC to apply for the Internet news license when the relevant regulation came into effect and we have been trying our best to obtain the license. However, as of the date of this annual report, the CAC has not issued an Internet news license to Tianying Jiuzhou. Based on the opinion of our PRC counsel, Zhong Lun Law Firm, as a result of Tianying Jiuzhou’s lack of an Internet news license, the CAC or applicable cyberspace administrator at the provincial level may order us to cease our Internet information services or to cease the Internet access services provided by third parties to us and impose a fine on us of not more than RMB30,000. In 2023, the vast majority of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties; and therefore if we are ordered to cease such services, our business, financial condition and results of operation will be materially and adversely affected.

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

Although Tianying Jiuzhou managed to renew its Network Publication Service License, which will expire on December 4, 2028, neither Fengyu Network nor Yifeng Lianhe has obtained a Network Publication Service License.

We cannot assure you that Fengyu Network and Yifeng Lianhe can obtain a Network Publication Service License, and that Tianying Jiuzhou will be able to renew the license when it expires, enabling them to operate digital reading business. If the relevant authority determines that we are in violation of the relevant laws and regulations regarding Internet publishing services, it would have the power to, among other things, levy fines against us, confiscate our income and require us to discontinue our digital reading business.

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

Any significant breach of security of our products could significantly harm our business, reputation and operating results. We have in the past experienced security breaches by third parties, including redirecting our user traffic to other websites, and we were able to rectify the security breaches without significant impact to our operations. However, we cannot assure you that our IT systems will be completely secure from future security breaches or computer virus attacks. Anyone who is able to circumvent our security measures could misappropriate proprietary information, including the personal information of our users. To cope with these circumventions, we have (i) formed a Cybersecurity Leadership Team, a professional technical team dedicated to cybersecurity risks, and is in charge of devising cybersecurity strategies, conducting security audits of operating source code, tracking and analyzing risks, and solving technology related troubles, (ii) communicated closely with several external security organizations, to acquire zero-day vulnerability information, (iii) purchased third-party security services, including vulnerability scanning services, and penetration and vulnerability testing every year. Although we have already taken such measures, any circumvention of these security measures may still cause interruptions in our operations or damage our brand image and reputation, which could have a material adverse effect on our business prospects and operating results.

We are subject to a variety of laws and other obligations regarding cybersecurity, data security and personal information protection in China, and our failure to comply with any of them could result in proceedings against us by governmental entities or others and harm our public image and reputation, which could have a material adverse effect on our business, results of operations and financial condition.

We are subject to laws in China relating to the collection, use, sharing, retention, security and transfer of confidential and private information, such as personal information and other data. These laws are continuing to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

According to the Cybersecurity Law of the People’s Republic of China, or Cybersecurity Law, which was promulgated by the National People’s Congress Standing Committee on November 7, 2016, and took effect on June 1, 2017, we, as a network operator, are obligated to provide technical assistance and support to public security and national security authorities in order to protect national security or assist with criminal investigations. In addition, the Cybersecurity Law provides that personal information and important data collected and generated by an operator of critical information infrastructure in the course of its operations in the PRC must be stored in the PRC. On September 12, 2022, the Cyberspace Administration of China, or the CAC, issued the Decision on Amending the Cybersecurity Law of the People’s Republic of China (Draft for Comments), focusing on the following four aspects: (i) to improve the legal liability system for violating the general provisions on the security of cyber operation; (ii) to amend the legal liability system for the security protection of critical information infrastructure; (iii) to adjust the legal liability system for network information security; and (iv) to amend the legal liability system for the protection of personal information. As of the date of this annual report, the Cybersecurity Law of the People’s Republic of China (Draft for Comments) has not been formally adopted.

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

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, which took effect on September 1, 2022. The Measures for the Security Assessment of Data Cross-border Transfer requires the data processor providing data overseas and falling under any of the following circumstances to apply for the security assessment of cross-border data transfer by the national cybersecurity authority through its local counterpart: (i) where the data processor intends to provide important data overseas; (ii) where the critical information infrastructure operator and any data processor who has processed personal information of more than 1,000,000 individuals intend to provide personal information overseas; (iii) where any data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients accumulatively since January 1 of the last year intends to provide personal information overseas; and (iv) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC. On February 24, 2023, the CAC promulgated the Measures for Standard Contracts for Cross-border Transfers of Personal Information, together with a template of such standard contract as an annex to the Measures, which took effect on June 1, 2023. Pursuant to the Measures, a personal information processor may enter into the Standard Contract and provide it along with the personal information protection impact assessment report to relevant governmental authorities for filing to ensure the legality of a cross-border transfer of personal information outside the territory of PRC if certain conditions are satisfied pursuant to the Measures. For the outbound transfer of personal information that has already happened before the Measures takes effect, if it is found that any such transfer is not in compliance with the Measures, rectification shall be completed within six months upon the effective date of the Measures. Failure to complete such rectification within the prescribed period may result in penalties imposed by the competent governmental authorities. On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flows, which further clarify the implementation rules of existing systems to facilitate the cross-border flow of data.

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

While our management concluded that our internal control over financial reporting was effective as of December 31, 2023, our management identified a material weakness in our internal control over financial reporting as of December 31, 2022. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” While we had remediated the material weakness identified as of December 31, 2022, and the effectiveness of our internal controls over financial reporting as of December 31, 2023 has been audited by our independent registered public accounting firm, as stated in their report which appears herein, we may not be able to always maintain an effective internal control over financial reporting for a variety of reasons. Among others, we are based in China, an emerging market where the overall internal control environment may not be as strong as in more established countries. If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to maintain compliance with Section 404 and other requirements of the Sarbanes-Oxley Act.

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
China’s macro-economic conditions;
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

Tianying Jiuzhou and Yifeng Lianhe are currently engaged in the provision of value-added telecommunications services and each of them has obtained ICP Licenses from MIIT or its local counterpart in Beijing. In addition, Tianying Jiuzhou owns our material domain names, including ifeng.com, and, as of March 31, 2024, owned six registered trademarks that were transferred to it from Phoenix Satellite Television Trademark Limited. Tianying Jiuzhou and Yifeng Lianhe continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited, a wholly owned subsidiary of Phoenix TV, in their value-added telecommunications services. Therefore, we are not currently in compliance with the MIIT 2006 Notice.

We have designed propriety logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2024, Tianying Jiuzhou owned 485 PRC registered trademarks, six of which were transferred from Phoenix Satellite Trademark Limited, and Yifeng Lianhe owned 62 PRC registered trademarks. Despite our having registered many trademarks used in our value-added telecommunications business operations, we may continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited.

Although neither of the VIEs nor their respective subsidiaries has been required by the MIIT or its local counterpart to obtain and hold the ownership of the relevant trademarks related to the value-added telecommunications services to date, the provincial-level counterpart of MIIT may enforce the MIIT 2006 Notice on the VIEs and their respective subsidiaries. In such case, the provincial-level counterpart of MIIT could order the VIEs and their respective subsidiaries to own the registered trademarks used in their value-added telecommunications business within a specified period of time. We do not have knowledge about the period of time that MIIT would provide us to complete the necessary remediation measures. We are also not aware that since issuing the MIIT October Notice, MIIT has promulgated any additional notices or guidelines with respect to timelines for self-examination or remediation of noncompliance with the MIIT 2006 Notice. Moreover, the MIIT October Notice does not specify how much time the MIIT allows for ICP License-holders to remedy their noncompliance issues. If we fail to remedy any noncompliance within the time frame specified by the provincial counterpart of MIIT, the relevant governmental authority would have the discretion to revoke the VIEs’ or their respective subsidiaries’ licenses for value-added telecommunications or subject them to other penalties or sanctions, which would have a material and adverse effect on our business, financial condition, operating results and prospects.

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

The Chinese government heavily regulates the Internet industry, including foreign investment in the Chinese Internet industry, content on the Internet and license and permit requirements for service providers in the Internet industry. Since some of the laws, regulations and legal requirements with respect to the Internet are relatively new and evolving, their interpretation and enforcement involve significant uncertainties. In addition, the Chinese legal system is based on written statutes and so that prior court decisions can only be cited for reference and have little precedential value. As a result, in many cases it is difficult to determine what actions or omissions may result in liabilities. Issues, risks and uncertainties relating to China’s government regulation of the Chinese Internet sector include the following:

•
We operate our PC websites, mobile applications, mobile websites and third-party platform accounts in China through the VIEs and their respective subsidiaries, which we have the power to direct the activities that most significantly impact the economic performance of the VIEs and provide us with economic benefits of the VIEs through contractual arrangements due to restrictions on foreign investment in businesses providing value-added telecommunication services, including substantially all of our paid services and advertising services.
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
•
Under the Cybersecurity Law of the People’s Republic of China, or Cybersecurity Law, which became effective on June 1, 2017, when network operators, such as us, provide users with information publication services, instant messaging services and other services, they shall require users to provide real identity information at the time of signing agreements with users or confirming the provision of services. Where users do not provide real identify information, network operators shall not provide them with relevant services. If network operators fail to comply with these requirements, relevant competent authorities may order the operators to rectify, and if they fail to rectify or if the circumstances are serious, a fine may be imposed, and the relevant competent authorities may order the operators to suspend operation, close down the website, and revoke their relevant business permits and licenses; and a fine of no less than RMB10,000 but no more than RMB100,000 may be imposed on the persons directly in charge and other directly responsible persons.
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

Our advertising and content distribution business, including UGC, are regulated by the relevant PRC laws and regulations and competent government authorities. If such business operations are considered inappropriate by the competent government authorities, we may be subject to penalties or we may have to interrupt or stop the operation of our PC websites, mobile applications, mobile websites and third-party platform accounts.

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

In addition to professionally produced content, content from Phoenix TV and our in-house produced content, we allow our users to upload text and images (UGC) to our PC websites, mobile applications and mobile websites. As of December 31, 2023, we had a content screening team of six employees and more than 138 outsourced staff members who are responsible for monitoring and preventing the public release of inappropriate or illegal content, including UGC, on our PC websites, mobile applications and mobile websites or through our services. In addition to the staff of our content screening team, we also take advantage of the assistance of AI technology to ensure the efficiency and safety of content monitoring. Although we have adopted internal procedures to monitor the content displayed on our PC websites, mobile applications and mobile websites, due to the significant amount of UGC uploaded by our users, we may not be able to identify all the UGC that may violate relevant laws and regulations. Failure to identify and prevent inappropriate or illegal content from being displayed on our PC websites, mobile applications and mobile websites may subject us to liability.

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

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our PC websites, mobile applications, mobile websites and third-party platform accounts to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to websites or mobile application posting, such as advertisements relating to medical treatment, pharmaceuticals, medical instruments, agrochemicals, veterinary pharmaceuticals and health food, we are obligated to confirm that such review has been performed and approval has been obtained from relevant governmental authorities, which include the local branch of the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce, or SAIC), or SAMR, the local branch of the National Health Commission and the local branch of the State Administration of Traditional Chinese Medicine. On April 24, 2015, the Standing Committee of the National People’s Congress issued the Advertisement Law, which took effect on September 1, 2015 and was further amended on October 26, 2018 and April 29, 2021, to further strengthen the supervision and management of advertisement services. In addition, on July 4, 2016, the SAIC issued the Interim Measures for the Administration of Internet Advertising, or the Interim Measures. On March 24, 2023, the SAMR promulgated the Measures for Internet Advertising Management, or the New Measures, which became effective on May 1, 2023, to replace the Interim Measures for the Administration of Internet Advertising. Pursuant to these laws and regulations, any advertisement that contains false or misleading information to deceive or mislead consumers shall be deemed false advertising. Furthermore, the Advertisement Law explicitly stipulates detailed requirements for the content of several different kinds of advertisement, including advertisements for medical treatment, pharmaceuticals, medical instruments, health food, alcoholic drinks, education or training, products or services having an expected return on investment, real estate, pesticides, feed and feed additives, and some other agriculture-related advertisement. Also, according to the New Measures, no advertisement of such special commodities or services that are subject to examination by an advertising examination authority shall be published unless it has passed such examination. In addition, an Internet advertisement shall be identifiable and can make consumers recognize it as an advertisement Commodities or services ranked under competitive bidding shall be clearly identified as an “advertisement” so that they can be distinguished from the natural search results. We may be subject to enhanced supervision and more serious penalties in case of a violation (if any) pursuant to such new Advertisement Law and the New Measures. To fulfill these monitoring functions, we include clauses in most of our advertising contracts requiring that all advertising content provided by advertisers must comply with relevant laws and regulations. Pursuant to the contracts between us and advertising agencies, advertising agencies are liable for all damages to us caused by their breach of such representations. Before a sale is confirmed and the advertisement is publicly posted on our PC websites or mobile applications or mobile websites and third-party platform accounts, our account execution personnel, who comprise a separate back-office team, are required to review all advertising materials to ensure there is no racial, violent, pornographic or any other improper content, and will request the advertiser to provide proof of governmental approval if the advertisement is subject to special government review. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to eliminate the effect of illegal advertisement. PRC governmental authorities may even force us to terminate our advertising operation or revoke our licenses in circumstances involving serious violations.

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

Defending litigations or other claims against us is costly and can impose a significant burden on our management and employees, and there can be no assurances that favorable final outcomes will be obtained in all cases. For example, we have been subject to various legal proceedings in connection with certain intellectual property infringement and personality rights infringement and have paid damages for some of those legal proceedings. In 2021, 2022 and 2023, we incurred damages of RMB2.2 million, RMB3.1 million and RMB3.9 million, respectively. See “— We have been and expect we will continue to be exposed to intellectual property infringement and other claims, including claims based on content posted on our PC websites, mobile applications, mobile websites and third-party platform accounts, which could be time-consuming and costly to defend and may result in substantial damage awards and/or court orders that may prevent us from continuing to provide certain of our existing services.” and “Item 4. Information on the Company—B. Business Overview—Legal and Administrative Proceedings” for more information.

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

We adopted a share option plan in June 2008, a restricted share and restricted share unit plan in March 2011 and a share option scheme in June 2018. In addition, one of our subsidiaries, Fread Limited, adopted a restricted share unit scheme in March 2018. As of March 31, 2024, options to purchase 24,067,223 Class A ordinary shares granted under the 2008 share option plan and the 2018 share option scheme were outstanding. As of March 31, 2024, a total of 920,000 restricted shares of Fread Limited were granted. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors, Supervisors and Executive Directors—Share Incentive Plans.” For the years ended December 31, 2021, 2022 and 2023, we recorded RMB9.6 million, RMB7.9 million and RMB3.7 million (US$0.5 million), respectively, in share-based compensation. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant stock options to employees in the future. We intend to grant additional stock options to our employees going forward, and we may adopt new share incentive plans in the future, which we expect will further increase our share-based compensation. If we continue to grant share options in the future, our share-based compensation will increase accordingly.

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

In order to strengthen the protection of intellectual property right, Chinese government and courts are improving the judicial system for resolving intellectual property disputes in China. As intellectual property litigation is becoming more common in China, we face increased risk of being sued for potential intellectual property infringements. Third parties may take action and file claims against us if they believe that certain content on our site violates their copyrights or other related legal rights. We have been subject to such claims in the PRC. Government authorities may also impose administrative penalties on us if they find that we have infringed third parties’ intellectual property rights. In October 2015, the National Copyright Bureau imposed a fine of RMB250,000 on Tianying Jiuzhou for disseminating on our PC websites, mobile applications and mobile websites one work of literature that we licensed from third parties that were alleged to have no legal rights to license such work. In November 2016, China Youth Book Inc. and Dewey Press LLC filed a claim against Tianying Jiuzhou and our company for intellectual property infringement of such work based on the above-mentioned finding of the National Copyright Bureau, and the related claim for damage was approximately RMB235.8 million, even though the actual income we generated from such work was less than RMB1,500. This claim was withdrawn by the plaintiffs in January 2018. In April 2018, we received notices from the local court that the plaintiffs have filed a lawsuit against us again for the same claim, with the related claim for damages reduced to approximately RMB99.8 million. In April 2020, we received the judgment from the local court which ordered us to pay the plaintiffs a total of approximately RMB1.0 million as economic compensation and reimbursement of the plaintiff’s reasonable expenses. After the plaintiff filed an appeal against the judgment made by the local court, the appellate court made the final judgment in December 2020 and upheld the local court’s decision. Tianying Jiuzhou has subsequently paid a total of approximately RMB1.0 million in damages to the plaintiff and fulfilled its obligation under the judgment. In June 2021, the plaintiff applied for a retrial with the Supreme People’s Court and the Supreme People’s Court conducted a hearing on the matter of retrial. On April 7, 2023, the Supreme People’s Court has rendered its decision and dismissed the plaintiff’s application for retrial. In 2023, we also received some complaints and claims from third parties alleging intellectual property infringements by us, although some of the complainants have not provided necessary proofs of title or infringements. While we are negotiating with theses complainants and some of these claims are still pending as of the date of this annual report, we cannot assure you that we will not be proved to have infringed their intellectual property rights or be required to pay any compensation. For more information, see “Item 4. Information on the Company—B. Business Overview—Legal and Administrative Proceedings.”

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

Under PRC tax laws and regulations, our PRC subsidiary, Beijing Fenghuang Yutian Software Technology Co., Ltd., or Fenghuang Yutian, Beijing Fenghuang Borui Software Technology Co., Ltd., or Fenghuang Borui, Fenghuang On-line and Tianying Jiuzhou enjoyed, or are qualified to enjoy, certain preferential income tax benefits. The PRC Corporate Income Taxes Law (“CIT Law”), effective on January 1, 2008, further amended on February 24, 2017 and December 29, 2018, and as well as its implementation rules, all significantly curtail tax incentives granted to foreign-invested enterprises. The CIT Law generally applies an income tax rate of 25% to all enterprises, but grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under these preferential tax treatments, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years.

Fenghuang On-line was qualified as an HNTE in 2020 and 2023, and therefore, Fenghuang On-line was subject to a 15% income tax rate in the reporting periods from 2021 to 2023. Fenghuang Yutian was qualified as an HNTE in 2020 and 2023,and therefore, Fenghuang Yutian was subject to a 15% income tax rate in the reporting periods from 2021 to 2023. In 2021, Fenghuang Borui was qualified as an HNTE, and therefore, Fenghuang Borui was subject to a 15% income tax rate in the reporting periods from 2021 to 2023. Tianying Jiuzhou was qualified as an HNTE in 2020, and therefore, Tianying Jiuzhou was subject to a 15% income tax rate in the reporting periods of 2021 and 2022, and was subject to a 25% income tax rate in 2023. See “Item 10. Additional Information—E. Taxation.”

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

The global financial markets experienced opportunities and challenges side by side in 2023. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns over regional instability and tension, such as the relationship among China and other Asian countries, which may result in, or intensify potential conflicts in relation to, territorial disputes, and the trade disputes between the United States and China. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. As China shifts from high-speed to high-quality growth, China’s gross domestic product growth decelerated since 2012. According to the National Bureau of Statistics of China, China’s gross domestic product growth was at 5.2% in 2023. Since demand for our paid and advertising services are sensitive to macro-economic conditions globally and in the PRC, our business prospects may be affected by the macroeconomic environment. Any prolonged slowdown or contraction in the global or PRC economy may have a material adverse effect on our business, operating results and financial condition, and continued turbulence in the international markets may materially and adversely affect our ability to access the capital markets to meet liquidity needs.

PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

On August 8, 2006, six PRC regulatory authorities, including the CSRC, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the 2006 M&A Rules, which were later amended on June 22, 2009. The 2006 M&A Rules establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that China’s Ministry of Commerce, or MOFCOM, be notified in advance of any change-of-control transaction, in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the anti-trust governmental authority shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, national security review rules issued by the PRC governmental authorities in 2011 require acquisitions by foreign investors of domestic companies engaged in military related or certain other industries that are crucial to national security to be subject to prior security review. According to the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by MOFCOM on August 25, 2011, or the MOFCOM Security Review Rules, a security review is required for mergers and acquisitions of PRC domestic enterprises by foreign investors (i) having “national defense and security” concerns, and (ii) where the foreign investors may acquire the “de facto control” of the PRC domestic enterprises having national security concerns such as key farm products, key energy and resources, and key infrastructure, transportation, technology and major equipment manufacturing industries. The Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular No. 6, however, does not define the term of “key” or “major”, nor has it exhausted all the industries that may be deemed as sensitive industries subject to the security review.

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

We believe we are not an investment company pursuant to Section 3(b)(1) under the Investment Company Act of 1940, as amended, or the 1940 Act, because we believe we are primarily engaged in a non-investment company business, but there can be no assurances that the SEC or the courts will agree with our view.

An issuer will generally be deemed to be an “investment company” for purposes of the 1940 Act if absent an applicable exemption:

•
it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or
•
it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

We believe that we are engaged primarily in the business of providing digital media content and selling advertisement placements and not in the business of investing, reinvesting or trading in securities. We hold ourselves out as a digital media business and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that we would be defined as an investment company under Section 3(a)(1)(A) of the 1940 Act.

Under Section 3(a)(1)(C), however, because certain of our term deposits and short-term investments may be viewed as investment securities, we believe that we were at times during recent years deemed a prima facie investment company because we owned investment securities with a cumulative value exceeding 40% of the value of our total assets (exclusive of cash items and government securities) on an unconsolidated basis. As of December 31, 2023, less than 40% of the Company’s assets, exclusive of cash items and U.S. government securities and on an unconsolidated basis, consisted of investment securities. Therefore, at periods of time during the preceding year we relied upon Section 3(b)(1) under the 1940 Act to avoid being deemed an investment company.

Section 3(b)(1) is an exemption that is available to issuers that are primarily engaged in a “business other than that of investing, reinvesting, owning, holding, or trading in securities,” notwithstanding that the composition of their assets would cause the issuer to fail the test under Section 3(a)(1)(C). Following an application of the five-factor test used by the SEC and courts to test whether an issuer may rely on Section 3(b)(1), our board of directors has determined that we may rely on Section 3(b)(1) to self-determine that we are not an investment company because we believe it is clear that we are primarily engaged, indirectly through our wholly owned subsidiaries and our VIE subsidiaries, in the business of providing digital media content and selling advertisement placements. The determination of whether we may rely on Section 3(b)(1) is an inherently subjective analysis of the nature of our business and must be determined based on a review of all of the applicable facts and circumstances while considering the belief those factors are likely to cause in prospective investors. As such, we cannot assure you that the SEC or the courts would agree with our board’s conclusion that our company was exempt from the definition of an investment company under the 1940 Act pursuant to Section 3(b)(1).

We intend to conduct our business activities to maintain compliance with the 1940 Act and that may negatively impact our ability to operate our business as contemplated. Moreover, if we were deemed an “investment company” under 1940 Act, we could be required to take remedial actions that would further interfere operating our business as contemplated. If we are unable to successfully complete necessary remedial actions, we may face severe legal consequences associated with the operation of an unregistered investment company.

We intend to continue to conduct our businesses and operations in a manner that allows us to maintain our ability to avoid relying on Section 3(b)(1) going forward. We have sought opportunities to deploy our assets in a manner that would reduce the percentage of our assets that may be viewed as investment securities, including those opportunities that would result in our company acquiring a majority of the outstanding voting securities in entities or businesses that complement or enhance our main businesses and are not themselves investment companies.

We also intend that, over time, we will reallocate our liquid assets into more cash items so that investment securities will make up less of our assets. As of December 31,2023, we were able to decrease our percentage of investment securities to below 40% of our assets, exclusive of cash items and U.S. government securities, on an unconsolidated basis. As a result, we no longer need to rely on Section 3(b)(1) to be exempt from the definition of an investment company provided under Section 3(a)(1)(C) of the 1940 Act because we are now able to directly satisfy the test under Section 3(a)(1)(C) on an unconsolidated basis. We also intend to limit new strategic investments to those opportunities which would present excellent opportunities to complement or enhance our main businesses or would otherwise assist us in achieving our current corporate objectives without materially increasing the amount of investment securities held by our company. There can be no assurances that our efforts in these areas will be successful and, accordingly, we cannot assure you that our company will be successful at maintaining its asset composition in compliance with Section 3(a)(1)(C) at all times or that our company will always be able to rely on Section 3(b)(1).

While we do not believe that we are now, or have in the past, operated as an unregistered investment company, if we were deemed to have done so by the SEC and an appropriate court of law, we may have to take immediate action to change our business activities or asset composition and those changes may materially adversely affect our business, financial condition, or results of operations. Given that we are not an entity organized under the laws of a U.S. jurisdiction, if we are deemed to be an investment company, we cannot register as such under the 1940 Act as a means to come into compliance with the 1940 Act. Therefore if we find ourselves in such a situation, the only available options would be to either dispose of disqualifying assets or to acquire assets that would help us qualify for an exemption from the definition of an investment company. If we are required to dispose of assets to maintain compliance with the 1940 Act, such dispositions may include investment securities or subsidiaries of our company that may potentially be sold at a loss. If we are required to acquire assets to maintain compliance with the 1940 Act, we may not be able to acquire those assets at optimal prices and there may be opportunity costs associated with using capital to fund those asset acquisitions rather than other priorities of our company.

If the SEC or an appropriate court of law were to determine that we are not entitled to rely on Section 3(b)(1), now or in the past, or if we are unable to maintain our assets so that we are able to avoid being deemed an investment company under Section 3(a)(1)(C) going forward, we may be found to be in violation of the 1940 Act. Such a determination would subject us to potential material adverse consequences including regulatory penalties, the inability to offer our securities to U.S. persons and or otherwise make use of the instrumentalities of interstate commerce in the U.S., and the possibility that certain of our contracts could be deemed retroactively invalid and unenforceable by us and give our contractual counterparties the option to rescind those agreements.

We believe we were a passive foreign investment company for 2023, and that there is a material risk that we may be classified as a passive foreign investment company for the current and future taxable years, which could result in adverse United States federal income tax consequences to United States Holders (as defined below).

Based upon the past and projected composition of our income and assets, and the valuation of our assets, we believe we were a “passive foreign investment company,” or PFIC, for 2023, and that there is a material risk that we may be classified as a PFIC for the current and future taxable years. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes for any taxable year in which: (i) at least 75% of our gross income is passive income, or (ii) at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Consequences—Passive Foreign Investment Company.”

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

In August 2020, we acquired 6.04% equity interest in Humanistic Intelligence Inc., or Humanistic Intelligence through a series of debt restructuring and share exchange transactions. As the investment in Humanistic Intelligence is redeemable at the option of us, it is not considered in-substance common stock but considered debt securities. Our investment in Humanistic Intelligence is classified as available-for-sale debt investments and reported at fair value. We had fully written down the whole investment in Humanistic Intelligence and recognized an impairment loss related to credit losses of RMB6.0 million in 2022. As of December 31, 2023, the fair value of investment in Humanistic Intelligence was nil.

We made substantial investments in Particle in the form of investments and loans in the past. Particle operates Yidian, a personalized news and life-style information application in China that allows users to define and explore desired content on their mobile devices. In 2019, we entered into a share purchase agreement with Run Liang Tai Management Limited, or Run Liang Tai, and its designated entities and entered into a series of supplemental agreements thereafter, for our sale of 235,051,527 convertible redeemable preferred shares of Particle. The transaction was arranged to deal in several installments and the last batch transaction was closed on October 19, 2020. We recognized a gain on disposal of available-for-sale debt investments of RMB1,143.8 million and RMB573.9 million in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2019 and 2020, respectively. In September 2022, we paid the withholding tax related to the disposal of available-for-sale debt investments in Particle and recognized an income tax benefit of RMB64.4 million, which represented the difference between the actual withholding tax paid in 2022 and the previously accrued withholding tax. In August 2020, we acquired 4,584,209 Series D1 preferred shares of Particle from Run Liang Tai, which were previously pledged to us to secure the repayment of an interest-free loan with the principal of approximately US$9.7 million granted by us to Run Liang Tai. As of the date of this annual report, we held 4,584,209 Series D1 convertible redeemable preferred shares of Particle, which had been accounted for as available-for-sale debt investments, representing an aggregate of approximately 0.60% equity interest in Particle on an as-if converted basis (which reflected the completion of the issuance of additional shares under Particle’s share incentive plan). The fair value of our available-for-sale debt investments in Particle was RMB0.3 million (US$0.04 million) as of December 31, 2023.

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

In November 2018, we acquired a 10% equity interest in Yitong Technology (Hangzhou) Limited, or Yitong Technology, by investing in newly issued shares of Yitong Technology with a total consideration of RMB13.0 million. Yitong Technology mainly engages in big data application development and operation in China. As of December 31, 2023, the carrying value of our equity investment in Yitong Technology was RMB13.0 million (US$1.8 million).

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

In May 2020, our board of directors approved an investment program in selected venture capital funds, according to which, we signed the relevant agreements in relation to a total amount of RMB90.0 million investments and acquired partnership interests in three funds. As of December 31, 2022, we made a total of RMB90.0 million investments in these three funds. Investments in two of such funds with total considerations of RMB60.0 million were accounted for under equity method as significant influence could be imposed by us, and the investment in the other fund of RMB30.0 million was accounted for using the net asset value as a practical expedient under ASC 820. In December 2023, one venture capital fund accounted for under equity method returned investment capital contribution of RMB1.1 million (US$0.2 million) to us, which was calculated on a pro rata basis. The carrying value of investments in the three funds as of December 31, 2023 were RMB73.2 million (US$10.3 million). The changes in the carrying value of investments in the three funds were mainly attributable to the changes in estimated fair value of the underlying investments held by the funds.

In December 2020, we acquired, through Tianying Jiuzhou, approximately 3.7773% partnership interests in Guangzhou Kesheng Jiada Network Partnership, or Kesheng Jiada, with a consideration of RMB10.0 million, representing 1.0% indirect equity interest in 4K Garden Network Technology (Guangzhou) Co., Ltd., or 4K Garden, a company that focuses on developing 4K ultra HD content ecosystem and related technology and 5G+ ultra HD application technology platform. Kesheng Jiada is a special purpose vehicle that holds equity interest in 4K Garden. As the investments in Kesheng Jiada lack readily determinable fair values, we elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. In January 2021, we acquired additional 1.8886% partnership interests in Kesheng Jiada, representing 0.5% indirect equity interest in 4K Garden, with a consideration of RMB5.0 million. As of December 31, 2023, the carrying value of the equity investment was RMB15.0 million (US$2.1 million).

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

Our business could also be adversely affected by the effects of health epidemics and pandemics, such as COVID-19, Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS. In particular, the COVID-19 pandemic had negatively affected the global and Chinese economy as well as the advertising market in China from the beginning of 2020 through the end of 2022. We observed negative impact on our advertising business during such period as our clients in China have been forced to reevaluate their marketing strategies and budgets and our business operations were adversely affected. Although the impact of COVID-19 pandemic started to subside since the end of 2022, our business, results of operations, financial conditions and prospects could be materially and adversely affected to the extent that any other epidemic harms the Chinese economy in general.

Risks Relating to Our Corporate Structure

Phoenix TV (BVI) owns our Class B ordinary shares with 1.3 votes per share, allowing it and Phoenix TV to exercise control over matters subject to shareholder approval, and their interests may not be aligned with the interests of our other shareholders.

Phoenix TV (BVI), a wholly owned direct subsidiary of Phoenix TV, owned 55.0% of our total issued and outstanding shares as of March 31, 2024. Moreover, all shares held by Phoenix TV (BVI) are Class B ordinary shares with 1.3 votes per share. As a result, Phoenix TV (BVI) held 61.4% of the total voting power of our ordinary shares as of March 31, 2024. Accordingly, Phoenix TV (BVI), and Phoenix TV through Phoenix TV (BVI), have substantial control over the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, and their interests may not align with the interests of our other shareholders. Phoenix TV (BVI) may take actions that are not in the best interest of us or our other shareholders and may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit our other shareholders. This significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors’ perception that conflicts of interest may exist or arise.

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

Although our company is a separate, stand-alone entity, Phoenix TV (BVI), a wholly owned direct subsidiary of Phoenix TV, owns Class B ordinary shares, each of which will be entitled to 1.3 votes on all matter subject to shareholders’ vote, and we operate as a part of the Phoenix TV Group. Phoenix TV may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including our company. These decisions may be different from the decisions that we would have made on our own. Phoenix TV’s decisions with respect to us or our business may be resolved in ways that favor Phoenix TV and therefore Phoenix TV’s own shareholders, which may not coincide with the interests of our other shareholders. We may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with noncontrolling shareholder. Even if both parties seek to transact business on terms intended to approximate those that could have been achieved among unaffiliated parties, this may not succeed in practice.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in Internet and mobile businesses. Specifically, pursuant to the Regulations for Administration of Foreign-Invested Telecommunications Enterprises issued by the State Council on December 11, 2001 and amended on September 10, 2008, February 6, 2016 and March 29, 2022, foreign ownership in an Internet content provider or other value-added telecommunication service providers may not exceed 50%. We conduct our operations in China principally through contractual arrangements among our wholly-owned PRC subsidiary, Fenghuang On-line, and two VIEs in the PRC, namely, Tianying Jiuzhou and Fenghuang Ronghe, and their respective shareholders. Fenghuang Ronghe holds 100% equity interest of Yifeng Lianhe. Yifeng Lianhe holds the licenses and permits necessary to conduct our mobile business in China, while Tianying Jiuzhou holds the licenses and permits necessary to conduct our Internet portal, video, mobile business, and Internet advertising and related businesses in China. Our contractual arrangements with Tianying Jiuzhou and Fenghuang Ronghe, and their respective shareholders enable us to have the power to direct the activities that most significantly impact the economic performance of these entities and provide us with economic benefits of these entities and hence treat them as the VIEs and consolidate their results. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

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

In August 2011, MOFCOM promulgated the MOFCOM Security Review Rules, to implement the Circular No. 6 promulgated on February 3, 2011. The MOFCOM Security Review Rules came into effect on September 1, 2011 and replaced the Interim Provisions of MOFCOM on Matters Relating to the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by MOFCOM in March 2011. According to these circulars and rules, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises having “national security” concerns. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review, MOFCOM will look into the substance and actual impact of the transaction. The MOFCOM Security Review Rules further prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that our online game business falls into the scope subject to the security review, and there is no requirement for foreign investors in those mergers and acquisitions transactions already completed prior to the promulgation of Circular No. 6 to submit such transactions to MOFCOM for security review. As we have already obtained the “de facto control” over our variable interest entities prior to the effectiveness of these circulars and rules and our current business would not have concerns on “national defense and security” or “national security,” we do not believe we are required to submit our existing contractual arrangement to MOFCOM for security review. However, as there is a lack of clear statutory interpretation on the implementation of these circulars and rules, there is no assurance that MOFCOM will have the same view as we do when applying.

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

We and our non-PRC subsidiaries rely on dividends and other distributions on equity from our PRC subsidiaries, for our cash requirements, including the funds necessary to repay the short-term loans or service any debt we may incur. If our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Fenghuang On-line currently has in place with the respective VIEs in a manner that would materially and adversely affect the ability of Fenghuang On-line to pay dividends and other distributions to us. Further, relevant PRC laws, rules and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, determined in accordance with accounting standards and regulations of China. Our PRC subsidiaries must set aside at least 10% of after-tax income each year to reserve funds prior to payment of dividends until the cumulative fund reaches 50% of their respective registered capital. As a result of these PRC laws, rules and regulations, our PRC subsidiaries are restricted from transferring a portion of their net assets to us whether in the form of dividends. As of December 31, 2023, our consolidated accumulated deficit was RMB513.4 million (US$72.3 million), out of which our PRC subsidiaries’ retained earnings were approximately RMB749.2 million (US$105.5 million). There is no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer cash. Any limitation on the ability of our PRC subsidiaries to pay dividends to us and our non-PRC subsidiaries could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, repay loans or otherwise fund and conduct our business. For more details of the hypothetical taxes that we might be required to pay within mainland China, see “—Taxation on Dividends or Distributions”.

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

Since substantially all of our business operations are conducted in China, our business, financial condition, operating results and prospects are significantly affected by economic, political, social and legal developments in China, and by continued growth in China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including:

•
the degree of government involvement;
•
the level of development;
•
the growth rate;
•
the regulation of foreign exchange;
•
access to financing; and
•
the allocation of resources.

Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development. The Chinese government also exercises significant control over China’s economic growth through allocating resources, regulating payment of foreign currency-denominated obligations, setting monetary policy, restricting the inflow and outflow of foreign capital, regulating financial services and institutions, and providing preferential treatment to particular industries or companies.

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

The PRC legal system is a civil law system based on written statutes. Unlike in the common law system, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct substantially all of our business through our subsidiary, the VIEs and their subsidiaries established in China. However, since the PRC legal system continues to rapidly evolve, rules and regulations in China can change quickly with little advance notice, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of Chinese administrative and court proceedings and the level of legal protection we enjoy in China. These uncertainties may impede our ability to enforce the contracts we have entered into with our employees, business partners, customers and suppliers. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Uncertainties due to evolving laws and regulations could also impede the ability of a China-based issuer, such as our company, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. In addition, if China adopts stringent standards with respect to environmental protection or corporate social responsibilities, we may incur increased compliance cost or become subject to additional restrictions in our operations. Accordingly, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. For instance, on March 15, 2019, the National People’s Congress promulgated the FIL, which took effect on January 1, 2020, and the government authorities may promulgate other implementation rules subsequently. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Foreign Investment Law.” Substantial uncertainties still exist with respect to the interpretation and implementation of these new laws. As a result, we may not be aware of how it may impact the viability of our current corporate structure, corporate governance and business operations. These uncertainties could limit the legal protections available to us and other foreign investors. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

Fluctuations in exchange rates of the Renminbi could materially affect our reported operating results.

The exchange rates between the Renminbi and the U.S. dollar, Euro and other foreign currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. In 2021, the RMB appreciated approximately 2.3% against the U.S. dollar; in 2022, the RMB depreciated approximately 8.2% against the U.S. dollar; and in 2023, the RMB depreciated approximately 2.9% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. It remains unclear what further fluctuations may occur or what impact this will have on our results of operations.

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

Furthermore, the Opinions on Strictly Cracking Down on Illegal Securities Activities issued on July 6, 2021 emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” Such opinions further provided that the special provisions of the State Council on overseas offerings and listings by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory agencies will be clarified. Subsequently, CAC issued the Draft Data Securities Regulations and CAC, NDRC, MIIT and other ten PRC regulatory authorities jointed issued the Cybersecurity Review Measures which further strengthened the cybersecurity review measures. For more details, please see “Risks Relating to Our Business and Industry—We are subject to a variety of laws and other obligations regarding cybersecurity, data security and personal information protection in China, and our failure to comply with any of them could result in proceedings against us by governmental entities or others and harm our public image and reputation, which could have a material adverse effect on our business, results of operations and financial condition.”

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

Governmental regulations of currency conversion may affect the value of your investment.

The PRC government imposes regulatory measures on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, approval from the SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange regulatory system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

Under PRC law, a company setting up premises outside its resident address for business operations must register such operating offices with the relevant local industry and commerce bureau at the place where such premises are located as branch companies and shall obtain business licenses for such branches. The PRC subsidiaries, VIEs and their respective subsidiaries have operations at locations other than their respective resident addresses. If the PRC regulatory authorities determine that we are in violation of relevant laws and regulations, we may be subject to relevant penalties, including fines, confiscation of income, and suspension of operation. If we are subject to these penalties, our business, operating results, financial condition and prospects could be materially and adversely affected.

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

Following the Statement of Protocol signed between the PCAOB and the China Securities Regulatory Commission and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our registered public accounting firm, is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this annual report or at the time of issuance of the audit report included herein. As a result, we were not identified as an SEC-idenfitied issuer under the HFCA Act after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 that included an audit report issued by our registered public accounting firm. As such, we are not required to satisfy additional disclosure requirement for SEC-identified issuers that are also foreign issuers in this annual report, and we do not expect to be identified as an SEC-identified issuer in 2024. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in mainland China or Hong Kong is obstructed by the PRC authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCA Act. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future.

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

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2024, we had 576,517,237 ordinary shares outstanding, including 317,325,360 Class B ordinary shares and 259,191,877 Class A ordinary shares part of which are represented by 5,327,746 ADSs. All ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding are available for sale upon the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. In addition, ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

Each of our company and its significant subsidiary, Fread Limited, is subject to Cayman Islands economic substance legislation (“ESA”) requiring that where our company or Fread Limited (as the case may be) carries on a relevant activity (as defined in the ESA) it must maintain economic substance within the Cayman Islands, including adequate premises and employees within the Cayman Islands. As an entity subject to the ESA, our company and Fread Limited are each required to assess its operations to determine the required compliance (if any) with the ESA, to file an annual notification with the Cayman Islands Registrar of Companies disclosing whether our company or Fread Limited (as the case may be) is carrying out any relevant activities within the meaning of the ESA and an annual return with the Department of International Tax Co-Operation. Where applicable, our company or Fread Limited (as the case may be) must establish that its operations satisfy the economic substance requirements of the ESA. Our company is required to monitor its operations to ensure it remains in compliance with all requirements under the ESA. Failure to satisfy these requirements may subject us to penalties under the ESA.

One of our significant subsidiaries, or the BVI Subsidiary, is a business company incorporated under the laws of the British Virgin Islands, or BVI, prior to January 1, 2019. Pursuant to the Economic Substance (Companies and Limited Partnerships) Act (As Revised), of the British Virgin Islands, or the “BVI ES Act”, that came into force on January 1, 2019, a “legal entity” that carries on a “relevant activity” is required to satisfy the economic substance test set out in the BVI ES Act. A “legal entity” (which based on the current interpretation of the BVI ES Act, includes a business company incorporated in the British Virgin Islands but does not include an entity that is resident for tax purposes in a jurisdiction outside the British Virgin Islands which is not on Annex 1 to the EU list of non-cooperative jurisdictions for tax purposes) carrying on any “relevant activity” is required to satisfy the economic substance test as set out in the BVI ES Act. “Relevant activities” include any of the following activities: banking business, insurance business, fund management business, finance and leasing business, distribution and service centre business, shipping business, holding business, intellectual property business and headquarters business, but does not include investment fund business. To the extent that a “legal entity” carries on no relevant activity other than holding equity participations in other entities and earning dividends and capital gains, it will be subject to reduced economic substance requirements in accordance with the BVI ES Act.

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

In March 2023, Mr. Shuang Liu resigned from his position as the Chief Executive Officer and a director of our company, and Mr. Yusheng Sun, an executive director, deputy chief executive officer, editor-in-chief, and a member of the Nomination Committee of Phoenix TV, was appointed as the Chief Executive Officer of our company.

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

B. Business Overview

We are a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, we enable consumers to access professional news and other quality information and UGC, on the Internet and through their PCs and mobile devices. Our premium content is organized in major verticals such as news, military affairs, video, technology, finance, entertainment, automobile, sports, real estate, and home living. Our main content distribution channels include our PC websites, mobile news application, mobile video application, mobile digital reading applications and mobile Internet websites. We also act as a unique and quality content provider for multiple third-party channels. The appeal of our brand is enhanced by its affiliation with the “Phoenix” (“鳳凰”) brand of Phoenix TV.

We earn revenues from advertising and paid services, which accounted for 89.5% and 10.5% of our total revenues, respectively, in 2023.

We recognize revenues from our advertising services on a net basis, after deducting the agency service fees we pay to advertising agencies and the value-added tax, or VAT, and the cultural development fee. We provide advertising services through PC channel and mobile channel, which accounted for 26.3% and 73.7% of our net advertising revenues, respectively, in 2023. Building on our core competencies of content production capability, dedication to serious journalism and cutting-edge technology, we continue to create values for our advertising clients.

We offer a wide variety of paid services primarily through our mobile channel and operations with the telecom operators and other third parties. Paid services revenues comprise (i) revenues from paid contents and (ii) revenues from E-commerce and others. We derived 48.0% and 52.0% of our paid services revenues, respectively, from our paid contents, and E-commerce and others in 2023. Our paid services revenues decreased from RMB89.0 million in 2022 to RMB72.7 million (US$10.2 million) in 2023, primarily attributable to the decrease in E-commerce revenues as we closed certain E-commerce business lines in 2023.

Our Relationship with Phoenix TV

We are a subsidiary of Phoenix TV, a leading Hong Kong-based satellite TV network broadcasting Chinese language content globally and into China. Phoenix TV indirectly owned 55.0% of our ordinary shares and 61.4% of the voting power of our ordinary shares as of March 31, 2024.

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

Our former Chief Executive Officer, Mr. Shuang Liu served as the chief operating officer of Phoenix TV until March 2023. Mr. Yusheng Sun, an executive director, deputy chief executive officer, editor-in-chief and a member of the Nomination Committee of Phoenix TV, was appointed as the Chief Executive Officer of us.

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

Content Sourcing

Acquired Professional Content. We have entered into content licensing agreements with approximately 232 third-party professional content providers in aggregate. We obtain our print content from major Chinese print media and news wires. Our content sources include companies such as China News Service, Xinhua News Agency and the Huanqiu.com, as well as China’s top image providers. The video content we source from third parties is primarily comprised of news and documentaries, which cater to our users’ preferences. In addition, according to the 2021 Program Resource License and Cooperation Agreement we entered into with Phoenix TV Group, we have the exclusive right to broadcast copyrighted video content and the derived audio content from three television channels of Phoenix TV and its subsidiaries on the internet in Mainland China. The content that we source from professional related and third parties comprises the majority of the content on our PC websites, mobile applications and mobile websites.

Original Content. Our core competitive differentiation lies in our original content production capabilities. As mobile Internet traffic growth has peaked, we believe that the most effective way to attract and retain users is to produce original content with distinctive characters that are true to our brand. Our original content matrix encompasses a variety of genres including in-depth commentary, investigative reporting, interviews, and premium IP production, in forms of text, image, video and livestreaming. For example, our original mini-documentary series titled Journey ("旅途"), which won the China Documentary Top 10 Award, portrayed the lives of ordinary people in mini-documentaries with a focus on the expression of individual aspirations. Our original columns and programs were each produced and presented in a certain voice and style consistent with our branding differentiation. Through this, we intend to not only enhance our brand image, but also create a unique brand affinity among our users and advertisers, which should help us unlock more sustainable long-term value from our brand equity in turn.

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

Content Verticals

We currently provide over 39 interest-based verticals, each of which features integrated text, image, video and livestreaming content and embedded interactive services, such as user surveys and comment postings. Our users can access all of our interest-based verticals’ content through our PC and mobile channel. Our most popular verticals include:

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
•
Real Estate. Based on the media characteristic of our company, the real estate vertical integrates massive resources of the industry and make an objective and detailed interpretation to the real estate market. We provide real estate related information including building details, the information of rental and purchasing of new residential property and second housing, and residential ecological service. The main sections include house.ifeng.com. Fengcx.com is a full-fledged digital media platform that tracks the latest real estate financial news in real time to provide valuable reference for buyers, investors, and enterprises. In 2022, with the launch of ESG channel and the establishment of the first ESG alliance in China’s real estate industry, the news production on Fengcx.com will be further enriched.
•
Home Living. Our home living vertical aims to help our audiences create a quality lifestyle. Serving home furnishing and building material enterprises and targeting the new middle class who pursue a quality lifestyle, our home living vertical closely revolves around home brands, industry associations, and designers to build the influence of such channel in the industry.
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

Content Editing and Production

Content editing and production are critical components of our content production process. We had a team of 241 editors as of December 31, 2023 organized generally by interest-based vertical. We believe that we possess a strong ability to select and distill compelling news stories and frame issues for our users in a distinctive way. Beyond distributing a large amount of news and information in a timely manner, we provide independent social commentary and analyses. We not only edit our videos, primarily consisting of news, documentaries and interviews into short clips but also organize our content by interest-based vertical and segment it further by featured topic. To produce an engaging user experience, we actively combine text, image, video and live broadcasting content and integrate interactive UGC.

Content Monitoring

We implement monitoring procedures for all of our published content to remove inappropriate or illegal content, including but not limited to we-media and UGC from our discussion forum, comments postings and user survey services. As of December 31, 2023, our content screening team consists of six employees and more than 138 outsourced staff members who are responsible for monitoring and preventing the public release of inappropriate illegal content. In addition to the staff of our content screening team, we also take advantage of the assistance of AI technology to ensure the efficiency and safety for our content monitoring. Text, images and video content are screened by our content screening team, which reviews the content on a 24-hour, 3-shift basis and employs monitoring procedures, including (i) technology screening, where a text filtering system screens content based on pre-set key words and identifies suspected information; and (ii) manual review, where the content that passes the technology screening is reviewed by the content screening team and the flagged content identified by our technology is reviewed and confirmed before it can be released.

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

As is typical in China’s online advertising industry, we primarily enter into advertising service contracts through third-party advertising agencies. We mainly have three types of pricing models, consisting of the Cost Per Day (“CPD”) model, the Cost Per Impression (“CPM”) model, and the Cost Per Click (“CPC”) model. In 2023, our advertising services are primarily on our mobile channel.

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

We have a diverse advertising client base, including both Chinese and international brand advertisers. Our top ten advertisers accounted for 18.9% of our total gross advertising revenues in 2023. Our advertisers generally are in the Internet services, automobile, liquor, public service, financial services, e-commerce, communication services, food & beverages, appliance, retail services, etc. In 2023, we strengthened our collaboration with Phoenix TV, which allows us to synergize our resources and client bases, creating a richer and more comprehensive suite of marketing solutions for a broader advertiser base.

Paid Services

Paid services revenues mainly consist of revenues from paid content and E-commerce. Revenues generated from paid contents include fees from digital reading and revenues from the sales of audio books and other content-related sales activities. E-commerce revenues are generated from the sales of goods through our e-commerce platform or other third-party platforms. We have formed a team of professional buyers to select high-end products in categories such as fine culture and creativity, food and wine, and health and wellness. The following table sets forth our paid services offerings on third parties’ platforms and our own platforms and the percentage contribution of our various paid services to our paid services revenues and our total revenues in 2023.

Paid Services Offerings	% of Paid Service Revenues	% of Total Revenues
Paid contents
Digital reading, audio books and other content-related sales	48.0%	5.0%
E-commerce and others
E-commerce, MVAS and others	52.0%	5.5%

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

Marketing and Promotion

We employ a variety of traditional and online marketing programs and promotional activities to build our brand as part of our overall marketing strategy. We focus on building brand awareness and growing our user base through proactive public relations and innovative and interactive marketing activities and events. In December 2023, we organized the iFeng Finance Summit, which featured a stellar lineup of distinguished speakers including authority figures in the field of politics, finance and academia. The performance data of the event is exceptionally favorable, with over 40 million reads and 45 million video plays across the Internet, making it one of the most high profile industry events during the year.

We believe that our distinguished content and high-quality services lead to strong word-of-mouth promotion, which drives consumer awareness of our brand in China. In addition, our engagement in philanthropic activities, such as our Forever Happiness Charity Gala (“美丽童行”), helps associate our brand with social responsibility. In October 2023, the 2023 Forever Happiness Charity Gala, jointly organized by Phoenix and Chi Heng Foundation Canada, was successfully held in Vancouver, Canada. Local overseas Chinese, political and business leaders, philanthropists, celebrities, and media partners gathered for the event. This marked the fifth time the Forever Happiness Charity Gala was held abroad. The event raised over RMB2.7 million, which will be fully used to assist orphans with AIDS and disadvantaged students.

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

Research and Development

We continued to improve our advertising solution products as well as focus on improving our convergence model across PC, mobile and TV in order to provide our users easier access to our premium content through any device. In particular, we continued to introduce and improve our mobile applications and strengthened commercial products in certain of our verticals. For example, we internally developed an analytic platforms named Fengyan (“凤眼”) to track and analyze certain real-time user behavior data under user consent. Through Fengyan we can better understand user’s profile and reading preference, and provide reference data for future content production and performance advertising solution. We also have an in-house Data Management Platform to better analyze and manage advertising data and help improve the targeting accuracy of advertisements. Another platform we launched is Fengyu (“凤羽”). Fengyu is a customizable and self-service marketing solution that operates under a bidding system. Customers are able to target users based on gender, age, geographic location, interests, device type, etc. Customers can place performance-based ads directly by themselves using our self-service advertising system. We launched Fengyi (“凤翼”), another customizable marketing solution, catering to premium advertising demands. Following the success of these two platforms, we decided to develop Fengfei (“凤飞”), an advertising platform that we built based on in-app advertisement solutions. The platform enables mobile application developers with less traffic to access our commercial resources, advertising data, and service capabilities through a set of advertising monetization solutions. In 2021, 2022 and 2023, our total technology and product development expenses, including related share-based compensation, were RMB158.6 million, RMB131.8 million and RMB82.7 million (US$11.6 million), respectively.

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

Cloud Computing. We have built a distributed file system, which provides file access services to our content management system, and is anticipated to become a streaming media service and core storage system for each of our CDN nodes. We have commenced our distributed computing platforms project, which provides large-scale computer capacity support for our raw access log and transcoding computing-intensive applications. We also adopted a multi-cloud service strategy, aiming to achieve disaster recovery backup and high availability for our business operations, hence mitigating the risks associated with reliance on a single cloud provider. With cloud computing, we benefit from extremely flexible and scalable computing and storage resources, which increase utilization of resources and significantly reduce computing costs. To upgrade our system infrastructure and lower our bandwidth costs, we increasingly use cloud computing system in 2023.

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

We are committed to living up to our social responsibilities and to facilitate meaningful public affairs dialogue. Leveraging our own advantages as a media company and our brand influence, we provide public welfare information and organize charity events through our media platform to gather resources from charitable organizations, media partners and caring enterprises, with the aim of promoting charity, facilitating public welfare and environmental protection projects and making contributions to the society's sustainable development. For example, we launched the Activist League in 2016, aiming at establishing a charity event platform for the mutual aid and cooperation among charitable organizations, creative industries, celebrities and caring companies, and through the platform providing extra media resources and corporate support to the charitable parties. Meanwhile, the platform also gathers and selects from all sectors of the society innovative charity projects, which are suitable for dissemination through new media, covering a multiple of areas such as caring for autistic children, environmental protection and animal protection, etc. In the past six years, the Activist League has launched a series of solutions focusing on wildlife protection and child safety issues, such as the Tape Pledge and Brave Babe, which not only won awards both at home and abroad, facilitated the spread of the social design concept in China, but also earned high recognition from the United Nations through promoting the practice of the United Nations’ Sustainable Development Goals in China and around the world. Girls Protection, an important project of the Activist League, has brought children sexual abuse prevention and puberty health education courses to 31 provinces in China, covering over three million children and over 0.5 million parents. In November 2023, the Activist League platform also held the Corporate and Social Responsibility and Innovation Forum event in Beijing.

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

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. We also enter into confidentiality, non-compete and invention assignment agreements with our employees and consultants and nondisclosure agreements with selected third parties. We had 366 PRC software registrations and owned 53 domain names, including ifeng.com, as of March 31, 2024.

We have also designed proprietary logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2024, Tianying Jiuzhou owned 485 PRC registered trademarks, six of which were transferred from Phoenix Satellite Trademark Limited, and 27 international registered trademarks, include three Hong Kong registered trademarks and three Macau registered trademarks, and Yifeng Lianhe owned 62 PRC registered trademarks. Tianying Jiuzhou and Yifeng Lianhe continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited. For information about the risks related to our use of licensed trademarks and our plans to remedy such risks, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The VIEs and their respective shareholders do not own all the trademarks used in their value-added telecommunications services, which may subject them to revocation of their licenses or other penalties or sanctions.”

Employees

We had 1,245, 893 and 743 employees as of December 31, 2021, 2022 and 2023, respectively. The table below sets forth the number of employees categorized by function as of December 31, 2023:

Function	Number of Employees
Management and administration	108
Content development	241
Mobile products and services	64
Technology and product development	99
Sales and marketing	231
Total	743

The number of our employees decreased from 893 as of December 31, 2022 to 743 as of December 31, 2023 primarily because we implemented cost control measures and optimized our employee structure to increase operating efficiency.

As of December 31, 2023, we had 613, 28 and 40 employees located in Beijing, Shanghai and Guangzhou, respectively, and 62 employees located in other locations in China. Currently we do not have any employees located outside of China.

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

Facilities

Our executive office is located at Sinolight Plaza, Floor 16, No. 4 Qiyang Road, Wangjing, Chaoyang District, Beijing 100102, People’s Republic of China. We maintain a number of offices in Beijing, Shanghai and Guangzhou under leases with terms ranging from one to five years. As of December 31, 2023, we leased an aggregate of 9,157 square meters of office space in Beijing and 4,957 square meters of office space in other regions in China for use as office space for our employees.

We believe that our leased facilities are adequate to meet our needs for the foreseeable future, and that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansions.

Legal and Administrative Proceedings

From time to time, we are involved in claims and legal proceedings that arise in the ordinary course of business. We are currently a party to certain legal proceedings and claims, which in the opinion of our management, adequate provisions have been recorded to cover the probable loss of those that can be reasonably estimated, while other claims are considered would not have material adverse effect, individually or in the aggregate, on our financial position, results of operations or cash flows. From January 1, 2023 to March 31, 2024, we have been subject to 268 cases in the PRC, 151 of which have been concluded. The aggregate amount of damages awards and settlements paid by us was RMB5.7 million. Government authorities may also impose administrative penalties on us if they find that we have infringed third parties’ intellectual property rights.

In November 2016, China Youth Book Inc. and Dewey Press LLC filed a claim against Tianying Jiuzhou and our company for intellectual property infringement of such work based on the above-mentioned finding of the National Copyright Bureau, and the related claim for damage was approximately RMB235.8 million, even though the actual income we generated from such work was less than RMB1,500. This claim was withdrawn by the plaintiffs in January 2018. In April 2018, we received notices from the local court that the plaintiffs have filed a lawsuit against us again for the same claim, with the related claim for damages reduced to approximately RMB99.8 million. In April 2020, we received the judgment from the local court, which ordered us to pay the plaintiffs a total of approximately RMB1.0 million as economic compensation and reimbursement of the plaintiff’s reasonable expenses. After the plaintiff filed an appeal against the judgment made by the local court, the appellate court made the final judgment in December 2020 and upheld the local court’s decision. Tianying Jiuzhou has subsequently paid a total of approximately RMB1.0 million in damages to the plaintiff and fulfilled its obligation under the judgment. In June 2021, the plaintiff applied for a retrial with the Supreme People’s Court and the Supreme People’s Court conducted a hearing on the matter of retrial. On April 7, 2023, the Supreme People’s Court has rendered its decision and dismissed the plaintiff’s application for retrial.

Litigation is subject to inherent uncertainties and our view of these matters may change in the future. There exists the possibility of a material adverse impact on our financial position, results of operations or cash flows for the period in which the unfavorable outcome occurs, and potentially in future periods.

Regulatory Matters

Licenses and Permissions Requirements

Except for as disclosed in “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our lack of an Internet audio-visual program transmission license has exposed, and may continue to expose, us to administrative sanctions, including the banning of our paid mobile video services and video advertising services, which would materially and adversely affect our business and results of operation,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services or to cease the Internet access services provided by third parties to us. In 2023, the vast majority of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain NRTA’s approval for introducing and broadcasting foreign television programs could have a material adverse effect on our ability to conduct our business,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain certain permits for our advertising services that contain drug-related information would subject us to penalties,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain or maintain all applicable permits and approvals, or fail to comply with PRC regulations, relating to Internet publishing services, our ability to conduct our digital reading business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions,” we have received all material permissions that are, or may be, required for our operations in China, and no material permission has been denied from us by relevant authorities in China. As of the date of this annual report, we have not been informed by any PRC government authority of any requirement for us to obtain permission for issuance of our ADSs to foreign investors. However, there remains some uncertainty as to how the relevant PRC laws, rules and regulations will be interpreted or implemented. In addition, rules and regulations in China can change quickly with little advance notice. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be subject to cybersecurity review by regulatory authorities of the PRC in the future” and “Item 3. Key Information—D. Risk Factors —Risks Relating to Doing Business in China— The approval of the China Securities Regulatory Commission, or the CSRC, may have been required in connection with our initial public offering. Our failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.”

The below table sets forth material permissions and/or licenses we have obtained for our operations in China.

Company Name	Company Status	Name of Permission/License	Governing Government Authority
Tianying Jiuzhou	One of the VIEs	Value-added Telecommunications Business Operating License	Beijing Communications Administration
Tianying Jiuzhou	One of the VIEs	Value-added Telecommunications Business Operating License	Ministry of Industry and Information Technology of the People’s Republic of China
Tianying Jiuzhou	One of the VIEs	Online Culture Operating Permit	Beijing Municipal Bureau of Culture and Tourism
Tianying Jiuzhou	One of the VIEs	Publication Operation Permit	Chaoyang District People’s Government of Beijing Municipality
Tianying Jiuzhou	One of the VIEs	Permit for Radio and Television Program Production and Operation	Beijing Municipal Radio and Television Bureau
Tianying Jiuzhou	One of the VIEs	Commercial Performance License	Beijing Municipal Bureau of Culture and Tourism
Tianying Jiuzhou	One of the VIEs	Telecommunications Code Number Resources Operating Certificate	Ministry of Industry and Information Technology of the People’s Republic of China
Tianying Jiuzhou	One of the VIEs	Network Publication Service License	National Press and Publication Administration
Tianying Jiuzhou	One of the VIEs	Internet Religious Information Service License	Beijing Committee for Ethnic and Religious Affairs
Tianying Jiuzhou	One of the VIEs	Filing of Internet Information Service Algorithm	the Cyberspace Administration of China
Yifeng Lianhe	Subsidiary of one of the VIEs	Value-added Telecommunications Business Operating License	Beijing Communications Administration
Yifeng Lianhe	Subsidiary of one of the VIEs	Value-added Telecommunications Business Operating License	Ministry of Industry and Information Technology of the PRC
Yifeng Lianhe	Subsidiary of one of the VIEs	Publication Operation Permit	Beijing Municipal Bureau of Press and Publication
Yifeng Lianhe	Subsidiary of one of the VIEs	Internet Medicine Information Service Qualification Certificate	Beijing Municipal Medical Products Administration
Yifeng Lianhe	Subsidiary of one of the VIEs	Telecommunications Code Number Resources Operating Certificate	Ministry of Industry and Information Technology of the People’s Republic of China
Yifeng Lianhe	Subsidiary of one of the VIEs	Filling of Third-party Platform Provider for Online Food Trading	Beijing Municipal Medical Products Administration
Yifeng Lianhe	Subsidiary of one of the VIEs	Filing of Foreign Trade Business Operators	Chaoyang District Commerce Bureau of Beijing Municipality
Yifeng Lianhe	Subsidiary of one of the VIEs	Customs Record Return Receipt for Consignees and Consignors of Import and Export Goods	Chaoyang District Customs District of Beijing Municipality P.R.China
Yifeng Lianhe	Subsidiary of one of the VIEs	Filing Certificate of Art Operators	Chaoyang District Bureau of Culture and Tourism of Beijing Municipality
Yifeng Lianhe	Subsidiary of one of the VIEs	Filing of Blockchain Information Service	the Cyberspace Administration of China
Fengyu Network	Subsidiary of one of the VIEs	Value-added Telecommunications Business Operating License	Beijing Communications Administration
Fengyu Network	Subsidiary of one of the VIEs	Online Culture Operating Permit	Beijing Municipal Bureau of Culture and Tourism
Fengyu Network	Subsidiary of one of the VIEs	Publication Operation Permit	Beijing Municipal Bureau of Press and Publication
Fengyu Network	Subsidiary of one of the VIEs	Permit for Radio and Television Program Production and Operation	Beijing Municipal Radio and Television Bureau
Fengyu Network	Subsidiary of one of the VIEs	Commercial Performance License	Beijing Municipal Bureau of Culture and Tourism
Fengyu Network	Subsidiary of one of the VIEs	Filing Certificate of Art Operators	Chaoyang District Bureau of Culture and Tourism of Beijing Municipality
Beijing Fengyue Culture Technology Co., Ltd.	Subsidiary of one of the VIEs	Value-added Telecommunications Business Operating License	Beijing Communications Administration
Beijing Fengyue Culture Technology Co., Ltd.	Subsidiary of one of the VIEs	Online Culture Operating Permit	Beijing Municipal Bureau of Culture and Tourism
Beijing Fengyue Culture Technology Co., Ltd.	Subsidiary of one of the VIEs	Permit for Radio and Television Program Production and Operation	Beijing Municipal Radio and Television Bureau
Beijing Fengyue Culture Technology Co., Ltd.	Subsidiary of one of the VIEs	Publication Operation Permit	Beijing Municipal Bureau of Press and Publication

Beijing Fengyue Culture Technology Co., Ltd.	Subsidiary of one of the VIEs	Filing Certificate of Art Operators	Chaoyang District Bureau of Culture and Tourism of Beijing Municipality
Huanyou Tianxia	Subsidiary of one of the VIEs	Telecommunication and Information Services Business License	Beijing Communications Administration
Huanyou Tianxia	Subsidiary of one of the VIEs	Publication Operation Permit	Beijing Municipal Bureau of Press and Publication
Huanyou Tianxia	Subsidiary of one of the VIEs	Food Operation Licenses	Chaoyang District Market Regulation Administration of Beijing Municipality
Fenghuang On-line	Our PRC subsidiary	Certificate of High-tech Enterprise	Beijing Municipal Science & Technology Commission, Beijing Municipal Finance Bureau, Beijing Municipal Tax Bureau
Fenghuang On-line	Our PRC subsidiary	Zhongguancun Science Part High and New Technology Enterprise	Administrative Commission of Zhongguancun Science Park
Fenghuang Yutian	Our PRC subsidiary	Certificate of High-tech Enterprise	Beijing Municipal Science & Technology Commission, Beijing Municipal Finance Bureau, Beijing Municipal Tax Bureau
Fenghuang Yutian	Our PRC subsidiary	Zhongguancun Science Part High and New Technology Enterprise	Administrative Commission of Zhongguancun Science Park
Fenghuang Borui	Our PRC subsidiary	Certificate of High-tech Enterprise	Beijing Municipal Science & Technology Commission, Beijing Municipal Finance Bureau, Beijing Municipal Tax Bureau
Fenghuang Borui	Our PRC subsidiary	Zhongguancun Science Part High and New Technology Enterprise	Administrative Commission of Zhongguancun Science Park

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

According to the FIL, foreign investment shall enjoy pre-entry national treatment, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The FIL provides that foreign invested entities operating in foreign “restricted” or “prohibited” industries will require entry clearance and other approvals. In addition, the FIL does not comment on the concept of “de facto control” or contractual arrangements with variable interest entities, however, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment. See “Item 3. Key Information—D. Risk Factors— Uncertainties with respect to the PRC legal system could limit the protections available to you and us.”

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

Notice of the Ministry of Industry and Information Technology on the Record-filing of Mobile Internet Application (2023), or the APP Filing Notice. Under the APP Filing Notice, holders of mobile Internet Apps engaged in Internet information services within the Mainland of PRC must fulfill the filing requirements in accordance with the Anti-Telecom and Online Fraud Law of PRC and the Administrative Measures on Internet Information Services and such holders shall not engage in the App Internet information service without completion of such filing. The APP Filing Notice has set up a transition period from September 2023 to March 2024 for any App that has carried out business before the promulgation of such notice to go through the record-filing formalities in accordance with such notice.

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

Administrative Provisions on Internet Information Service Algorithm Recommendation (2022). The Administrative Provisions on Internet Information Service Algorithm Recommendation implements classification and hierarchical management for algorithm recommendation service providers based on varies criteria, and stipulates that algorithm recommendation service providers with public opinion attributes or social mobilisation capabilities shall submit the relevant information within ten business days from the date of providing such services and go through the record-filing formalities. Algorithmic recommendation service providers are required to provide users with options that are not specific to their personal characteristics, or provide users with convenient options to cancel algorithmic recommendation services. If the users choose to cancel the algorithm recommendation service, the algorithm recommendation service provider shall immediately stop providing relevant services. Algorithmic recommendation service providers shall provide users with the function to select or delete user labels of personal characteristics, which are used for algorithmic recommendation services. In violation of such provisions, the algorithm recommendation service providers may be ordered to effect rectification by the relevant competent authorities; where they fail to effect rectification or if the circumstances are serious, a fine of no less than RMB10,000 but no more than RMB100,000 may be imposed, and the relevant competent authorities may order them to suspend information updating. As of the date of this annual report, we are in the process of completing such record-filing formalities. There is uncertainty as to whether we will be able to complete such record-filing.

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

Regulations for Administration of Foreign-Invested Telecommunications Enterprises (2022, revised), or the FITE Regulations, which took effect on May 1, 2022. Under the FITE Regulations, a foreign entity is prohibited from owning more than 50% of the total equity interest in any value-added telecommunications service business in the PRC.

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

We have designed proprietary logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2024, Tianying Jiuzhou owned 485 PRC registered trademarks, six of which were transferred to it from Phoenix Satellite Trademark Limited, and Yifeng Lianhe owned 62 PRC registered trademarks. Tianying Jiuzhou and Yifeng Lianhe continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Trademark Limited. Therefore, we are currently not in compliance with the MIIT 2006 Notice.

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

In order to comply with these PRC laws and regulations, we have adopted internal procedures to monitor content displayed on our PC websites, mobile applications, mobile websites and third-party platform accounts. However, because the definition and interpretation of prohibited content is in many cases vague and subjective, it is not always possible to determine or predict what content might be prohibited under existing restrictions or restrictions that might be imposed in the future and we may be subject to penalties for such content. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our advertising and content distribution business, including UGC, are regulated by the relevant PRC laws and regulations and competent government authorities. If such business operations are considered inappropriate by the competent government authorities, we may be subject to penalties or we may have to interrupt or stop the operation of our PC websites, mobile applications, mobile websites and third-party platform accounts.”

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

Tianying Jiuzhou provides Internet music products on our PC websites, mobile applications, mobile websites and third-party platform accounts. As of the date of this annual report, Tianying Jiuzhou has been granted an Online Culture Operating Permit with a permitted scope including the operation of online music, art and entertainment products, art products, play performance, animation products, organization of exhibition or race of the online cultural products and performances. Tianying Jiuzhou has renewed its Network Publication Service License, which will expire on December 4, 2028.

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

On May 2, 2017, the CAC issued the Provisions on Administration over the Internet News Information Services, which became effective on June 1, 2017 and replaced the Provisions for the Administration of Internet News Information Services, promulgated by the SCIO, and MII, which became effective as of September 25, 2005. In addition, CAC issued the Implementing Rules for the Administration of the Licensing for Internet News Information Services on May 22, 2017, which became effective as of June 1, 2017. According to these regulations, Internet news information services are divided into three categories: collecting, editing and releasing Internet news information service; reposting Internet news information and providing platforms to disseminate such news information. Anyone who intends to provide the public with news information services on the Internet via Internet websites, applications, forums, blogs, micro-blogs, official accounts, instant messaging tools, network-based broadcast, etc. shall obtain an Internet news license, and is forbidden to carry out any activities concerning Internet news information services without the permit or beyond the permitted scope. Where such an applicant is an entity other than a news entity, or a party whose entity-in-charge is a news publicity department, the application shall first be subject to preliminary examination by the applicable cyberspace administrator at the provincial level, and thereafter be examined and approved by the CAC. No organization may establish the Internet news information service entity in the form of a Sino-foreign equity joint venture, Sino-foreign cooperative joint venture or wholly foreign-invested enterprise. When an Internet news information service entity cooperates with a Sino-foreign equity joint venture, Sino-foreign cooperative joint venture or wholly foreign-invested enterprise, such cooperation shall be submitted to the CAC for security assessment. In addition, an Internet news information service provider shall request its users to submit their real identification information in accordance with the provisions of the Cybersecurity Law, provided that it provides such users with a platform to disseminate news information on the Internet. Where any user refuses to provide its real identification information, the Internet news information service provider is not allowed to provide it with relevant services.

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

In order to comply with these laws and regulations, we submitted an application to CAC for the Internet news license and we have been trying our best to obtain the license. However, we have not been granted such license as of the date of this annual report and cannot assure you that we may be able to obtain one. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services or to cease the Internet access services provided by third parties to us. In 2023, the vast majority of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties.”

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

On October 16, 2023, the State Council promulgated the Regulation on the Protection of Minors in Cyberspace, which became effective on January 1, 2024. Pursuant to the Regulation on the Protection of Minors in Cyberspace, network product and service providers should establish a sound mechanism for early warning, identification and monitoring, and handling of cyberbullying acts. Besides, more efforts should be made to protect the privacy information of minors. Personal information processors should strictly limit the access to minors' personal information, and conduct personal information compliance audit.

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

On July 4, 2016, SAIC issued the Interim Measures for the Administration of Internet Advertising to regulate Internet advertising activities, which became effect on September 1, 2016. According to these measures, no advertisement of any medical treatment, medicines, foods for special medical purpose, medical apparatuses, pesticides, veterinary medicines, dietary supplement or other special commodities or services which are subject to examination by an advertising examination authority as stipulated by laws and regulations shall be published unless it has passed such examination. In addition, no entity or individual may publish any advertisement of prescription drugs or tobacco by means of the Internet. An Internet advertisement shall be identifiable and clearly identified as an “advertisement” so that consumers will know that it is an advertisement. Paid search advertisements shall be clearly distinguished from natural search results. In addition, the following violations shall be forbidden in Internet advertising activities: providing or using any application programs or hardware to intercept, filter, cover, fast forward or otherwise restrict any authorized advertisement of other persons; using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block authorized advertisements of other persons or load advertisements without authorization; or using false statistical data, transmission effect or Internet medium prices to induce incorrect quotations, seek undue interests or damage the interests of other persons. Internet advertisement publishers shall verify related supporting documents, check the contents of the advertisement and be prohibited from publishing any advertisement with nonconforming contents or without all the necessary certification documents. Internet information service providers that are not involved in Internet advertising business activities but simply provide information services shall stop any attempt to publish an advertisement through their information services when they know, or should reasonably know, that such advertisement is illegal. On March 24, 2023, the SAMR promulgated the Measures for Internet Advertising Management, which became effective on May 1, 2023, to replace the Interim Measures for the Administration of Internet Advertising. The new measures (i) add the provisions on such activities as open-screen advertisements and advertisements sent to intelligent home appliances etc.; (ii) detail the rules on advertising management in some key areas, such as internet advertising with links, advertising paid for ranking, advertising published via algorithmic recommendation, and advertising published via online live streaming; (iii) specify that internet platform operators providing information services shall fulfill obligations of internet information service providers such as recording and keeping relevant information, actively discovering and deleting illegal advertisements, establishing a complaint handling mechanism, and cooperating with market regulatory authorities to monitor advertisements and investigate illegal activities in internet advertisements.

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

Regulation of Anti-Monopoly

On August 30, 2007, the Standing Committee of the National People’s Congress of the PRC adopted the PRC Anti-Monopoly Law (“AML”), which took effect on August 1, 2008. Pursuant to the AML, monopolistic conduct, including entering into monopolistic agreements, abuses of dominant market position, and concentrations of undertakings that have the effect of eliminating or restricting competition, is prohibited. To further implement the AML and clarify certain issues, the State Council, the MOFCOM, the NDRC, and the SAMR issued several regulations and rules, including, among others, the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 and amended on September 18,

2018 and January 22, 2024, and the Guiding Opinions for Declaration of Concentrations of Undertakings issued by the MOFCOM on January 5, 2009, amended on June 6, 2014, and re-issued by the SAMR on September 29, 2018.

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

On March 24, 2023, the SAMR issued the Provisions on the Prohibitions of Monopoly Agreements, the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions and the Provisions on Review of Concentration of Undertakings, all of which took effect on April 15, 2023. The provisions detail the relevant rules set forth in the PRC AML (Revised 2022) and further elaborate on the factors to be taken into consideration when assessing monopoly agreements, acts of abusing market dominance and concentration of undertakings. For example, (i) the Provisions on Prohibitions of Monopoly Agreements clarify the subject scope of “undertakings with a competitive relationship” in horizontal monopoly agreements; and (ii) the Provisions on Review of Concentration of Undertakings specify the factors such as “control right” and “implementation of concentration” in the review of the concentration of undertakings.

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

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cybersecurity Law to preserve cyberspace security and order. Pursuant to Cybersecurity Law, network operators shall strictly keep confidential users’ personal information that they have collected, and establish and improve systems to protect users’ information. To collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using information, and obtain the consent of persons whose data is gathered. Network operators shall not gather personal information unrelated to the services they provide. Network operators shall not divulge, distort or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected, except under circumstance where the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons. In addition, network operators shall perform the following security obligations according to the requirements of the classified protection system for cybersecurity to ensure that the network is free from interference, damage or unauthorized access, and prevent network data from being divulged, stolen or falsified:

•
formulate internal security management systems and operating instructions, determine the persons responsible for cybersecurity, and fulfill the responsibilities of cybersecurity protection;
•
take technological measures to prevent computer viruses, network attacks, network intrusions and other actions endangering cybersecurity;
•
take technological measures to monitor and record the network operation status and cybersecurity incidents, and preserve relevant web logs for no less than six months according to the provisions; and
•
take measures such as data classification, as well as back-up and encryption of important data.

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

On August 25, 2017, the CAC promulgated the Administrative Provisions on Internet Follow-up Comment Services, which became effective on October 1, 2017 and were re-issued on December 15, 2022, pursuant to which Internet follow-up comment services refers to the services of publishing transcripts, symbols, expressions, pictures, audio and video and other information offered by Internet websites, applications and other platforms with public opinion attribute or social mobilization capability by way of comment, reply, message, bullet screen and using other means. The Internet follow-up comment service providers shall strictly assume the primary responsibilities and discharge the obligations according to the law, including, among other things:

•
verify the real identity information of registered users following the principle of using real name at background and volunteering to do so at foreground and forbid the provision of Internet follow-up comment services for users whose real identity information is not verified or who fraudulently use the identity information of organisations or others;
•
establish and improve a user information protection system;
•
establish a system of reviewing at first and then publishing comments if the service providers offer Internet follow-up comment services to news information;
•
establish and improve an Internet follow-up comment review and administration, real-time check, emergency response and other information security administration systems, timely identify and process illegal and negative information and submit a report to the relevant competent authorities;

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

On April 13, 2020, the CAC, NDRC and several other administrations jointly promulgated the Measures for Cybersecurity Censorship, or the Censorship Measures, which became effective on June 1, 2020. The Censorship Measures establish the basic framework for national security reviews of network products and services, and provide the principle provisions for undertaking cybersecurity reviews. Pursuant to the Censorship Measures, any purchase of network products and services by critical information infrastructure operators, which affects or may affect state security, shall be subject to cybersecurity censorship fields.

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

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, which took effect on September 1, 2022. The Measures for the Security Assessment of Data Cross-border Transfer requires the data processor providing data overseas and falling under any of the following circumstances to apply for the security assessment of cross-border data transfer by the national cybersecurity authority through its local counterpart: (i) where the data processor intends to provide important data overseas; (ii) where the critical information infrastructure operator and any data processor who has processed personal information of more than 1,000,000 individuals intend to provide personal information overseas; (iii) where any data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients accumulatively since January 1 of the last year intends to provide personal information overseas; and (iv) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC. Furthermore, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment, under which the data processor shall focus on certain factors including, among others, the legitimacy, fairness and necessity of the purpose, scope and method of data cross-border transfer and the data processing of overseas recipients, the risks that the cross-border data transfer may bring to national security, public interests and the legitimate rights and interests of individuals or organizations as well as whether the cross-border data transfer related contracts or the other legally binding documents to be entered with overseas recipients have fully included the data security protection responsibilities and obligations. On August 31, 2022, the CAC, issued the Guidelines for Declaring Data Cross-border Security Assessment (First Edition), which further clarifies the scope of application, declaration methods and processes of data cross-border security assessment. On February 24, 2023, the CAC promulgated the Measures for Standard Contracts for Cross-border Transfers of Personal Information, together with a template of such standard contract as an annex to the Measures, which took effect on June 1, 2023. Pursuant to the Measures, a personal information processor may enter into the Standard Contract and provide it along with the personal information protection impact assessment report to relevant governmental authorities for filing to ensure the legality of a cross-border transfer of personal information outside the territory of PRC if the following conditions are satisfied: the personal information processor (i) is not a critical information infrastructure operator; (ii) processes personal information of less than one million individuals; (iii) has provided personal information of less than 100,000 individuals overseas in aggregate since January 1 of the preceding year; and (iv) has provided sensitive personal information of less than 10,000 individuals overseas in aggregate since January 1 of the preceding year. For the outbound transfer of personal information that has already happened before the Measures takes effect, if it is found that any such transfer is not in compliance with the Measures, rectification shall be completed within six months upon the effective date of the Measures. Failure to complete such rectification within the prescribed period may result in penalties imposed by the competent governmental authorities. On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flows, which further clarify the implementation rules of existing systems to facilitate the cross-border flow of data, including, among others, relaxing the conditions for the cross-border transfer of data and narrowing the scope of security assessment on the cross-border transfer of data.

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

Since some of these laws and regulations were recently promulgated, there exists uncertainties with respect to their interpretation and implementation, our failure to comply with such laws and regulations could result in proceedings against us by competent authorities or others. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We are subject to a variety of laws and other obligations regarding cybersecurity, data security and personal information protection in China, and our failure to comply with any of them could result in proceedings against us by governmental entities or others and harm our public image and reputation, which could have a material adverse effect on our business, results of operations and financial condition.”

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

Regulation of Foreign Exchange Administration

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

In August 2020, we acquired 6.04% equity interest in Humanistic Intelligence through a series of debt restructuring and share exchange transactions. As the investment in Humanistic Intelligence is redeemable at the option of us, it is not considered in-substance common stock but considered debt securities. Our investment in Humanistic Intelligence is classified as available-for-sale debt investments and reported at fair value. We had fully written down the whole investment in Humanistic Intelligence and recognized an impairment loss related to credit losses of RMB6.0 million in 2022. As of December 31, 2023, the fair value of investment in Humanistic Intelligence was nil.

We made substantial investments in Particle in the form of investments and loans in the past. Particle operates Yidian, a personalized news and life-style information application in China that allows users to define and explore desired content on their mobile devices.

In 2019, we entered into a share purchase agreement with Run Liang Tai Management Limited, or Run Liang Tai, and its designated entities and entered into a series of supplemental agreements thereafter, for our sale of 235,051,527 convertible redeemable preferred shares of Particle. The transaction was arranged to deal in several installments and the last batch transaction was closed on October 19, 2020. We recognized a gain on disposal of available-for-sale debt investments of RMB1,143.8 million and RMB573.9 million in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2019 and 2020, respectively. In September 2022, we paid the withholding tax related to the disposal of available-for-sale debt investments in Particle and recognized an income tax benefit of RMB64.4 million, which represented the difference between the actual withholding tax paid in 2022 and the previously accrued withholding tax. In August 2020, we acquired 4,584,209 Series D1 preferred shares of Particle from Run Liang Tai, which were previously pledged to us to secure the repayment of an interest-free loan with the principal of approximately US$9.7 million granted by us to Run Liang Tai. As of the date of this annual report, we held 4,584,209 Series D1 convertible redeemable preferred shares of Particle, which had been accounted for as available-for-sale debt investments, representing an aggregate of approximately 0.60% equity interest in Particle on an as-if converted basis (which reflected the completion of the issuance of additional shares under Particle’s share incentive plan). The fair value of our available-for-sale debt investments in Particle was RMB0.3 million (US$0.04 million) as of December 31, 2023.

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

In November 2018, we acquired a 10% equity interest in Yitong Technology, by investing in newly issued shares of Yitong Technology with a total consideration of RMB13.0 million. Yitong Technology mainly engages in big data application development and operation in China. As our equity investment in Yitong Technology has preferred liquidation rights, it is not considered as in-substance common stock, and should be measured at fair value, with changes in the fair value recognized through net income/(loss). As the investments in Yitong Technology lack readily determinable fair values, we elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. As of December 31, 2023, the carrying value of our equity investment in Yitong Technology was RMB13.0 million (US$1.8 million).

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

In May 2020, our board of directors approved an investment program in selected venture capital funds, according to which, we signed the relevant agreements in relation to a total amount of RMB90.0 million investments and acquired partnership interests in three funds. As of December 31, 2022, we made a total of RMB90.0 million investments in these three funds. Investments in two of such funds with total considerations of RMB60.0 million were accounted for under equity method as significant influence could be imposed by us, and the investment in the other fund of RMB30.0 million was accounted for using the net asset value as a practical expedient under ASC 820. In December 2023, one venture capital fund accounted for under equity method returned investment capital contribution of RMB1.1 million (US$0.2 million) to us, which was calculated on a pro rata basis. The carrying value of investments in the three funds as of December 31, 2023 were RMB73.2 million (US$10.3 million). The changes in the carrying value of investments in the three funds were mainly attributable to the changes in estimated fair value of the underlying investments held by the funds.

In December 2020, we acquired, through Tianying Jiuzhou, approximately 3.7773% partnership interests in Kesheng Jiada with a consideration of RMB10.0 million, representing 1.0% indirect equity interest in 4K Garden, a company that focuses on developing 4K ultra HD content ecosystem and related technology and 5G+ ultra HD application technology platform. Kesheng Jiada is a special purpose vehicle that holds equity interest in 4K Garden. As the investments in Kesheng Jiada lack readily determinable fair values, we elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. In January 2021, we acquired additional 1.8886% partnership interests in Kesheng Jiada, representing 0.5% indirect equity interest in 4K Garden, with a consideration of RMB5.0 million. As of December 31, 2023, the carrying value of the equity investment was RMB15.0 million (US$2.1 million).

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

We have consolidated the financial results of each of Tianying Jiuzhou and Fenghuang Ronghe and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. In 2023, revenues from Tianying Jiuzhou, Fenghuang Ronghe and their subsidiaries accounted for 43.4% of our total revenues.

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

Pursuant to the Technical Service Agreements, the VIEs have each agreed to pay to Fenghuang On-line an amount equal to a certain percentage of their respective annual revenues, plus a special service fee for certain services rendered by Fenghuang On-line at the request of the relevant VIE. However, the Technical Service Agreements also provide that notwithstanding such agreement as to payment, the actual amount of the service fee may be adjusted upon mutual agreement of the parties. Historically, the VIEs have deducted relevant costs and expenses from the amount that is subject to the service fee payment. In 2021, 2022 and 2023, the VIEs transferred technical service fees of RMB16.8 million, RMB13.5 million and RMB23.0 million (US$3.2 million), respectively, to Fenghuang On-line and the subsidiaries.

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

Our Relationship with Phoenix TV

We are currently a subsidiary of Phoenix TV, the leading Hong Kong-based satellite TV network broadcasting Chinese language content globally and into China. Phoenix TV owned 55.0% of our outstanding ordinary shares and 61.4% of the voting power of our ordinary shares as of March 31, 2024. Phoenix TV first reported its new media business as one of its business segments in its annual report submitted to the Hong Kong Stock Exchange for the year ended December 31, 2007.

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

Our former Chief Executive Officer, Mr. Shuang Liu served as the chief operating officer of Phoenix TV until March 2023. Mr. Yusheng Sun, an executive director, deputy chief executive officer, editor-in-chief and a member of the Nomination Committee of Phoenix TV, was appointed as the Chief Executive Officer of our company.

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

We earn revenues from advertising and paid services, which accounted for 89.5% and 10.5% of our total revenues, respectively, in 2023.

We recognize revenues from our advertising services on a net basis, after deducting the agency service fees we pay to advertising agencies and the value-added tax, or VAT, and the cultural development fee. We provide advertising services through PC channel and mobile channel, which accounted for 26.3% and 73.7% of our net advertising revenues, respectively, in 2023. Building on our core competencies of content production capability, dedication to serious journalism and cutting-edge technology, we continue to create values for our advertising clients.

We offer a wide variety of paid services primarily through our mobile channel and operations with the telecom operators and other third parties. Paid services revenues comprise (i) revenues from paid contents and (ii) revenues from E-commerce and others. We derived 48.0% and 52.0% of our paid services revenues, respectively, from our paid contents, and E-commerce and others in 2023. Our paid services revenues decreased from RMB89.0 million in 2022 to RMB72.7 million (US$10.2 million) in 2023, primarily attributable to the decrease in E-commerce revenues as we closed certain E-commerce business lines in 2023.

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

Allowance for Expected Credit Losses

The allowance for expected credit losses represents our estimate of the expected lifetime credit losses inherent in accounts receivable as of the balance sheet date. The adequacy of our allowance for expected credit losses, the assumptions and models used in establishing the allowance are evaluated regularly. Because expected credit losses can vary substantially over time, estimating credit losses requires a number of assumptions about matters that are uncertain. Changes in assumptions affect our operating expenses on our consolidated statements of comprehensive income/(loss) and the allowance for expected credit losses contained within our accounts receivable, net on our consolidated balance sheets. See Note 4 of the Notes to the Financial Statements for more information regarding allowance for expected credit losses.

Nature of Estimates Required. We estimate the allowance for expected credit losses for receivables that share similar risk characteristics based on a collective assessment using a combination of measurement models and management judgment. The models consider factors such as historical trends in credit losses, recent portfolio performance, and forward-looking macroeconomic conditions. If we do not believe the models reflect lifetime expected credit losses for the portfolio, an adjustment is made to reflect management judgment regarding qualitative factors including economic uncertainty, observable changes in portfolio performance, and other relevant factors.

Assumptions Used. The provision for expected credit losses is estimated mainly based on past collection experience as well as consideration of current and future economic conditions and changes in our collection trends. We estimate the expected credit losses for financial assets with similar risk characteristics on a pool basis. The key assumptions used in the process of estimating the provision for expected credit losses include portfolio composition, loss severity and recoveries, and application of macroeconomic forecasts. The estimate of expected credit losses is sensitive to our assumptions in these factors. When one of our estimates of loss severity and recoveries and macroeconomic forecasts decreased/increased by 5% while holding all other estimates constant, there would be no significant impact to our consolidated results of operations.

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

For additional information regarding income taxes, see Note 13 of the Notes to the Financial Statements.

Description of Key Statement of Comprehensive Income/(Loss) Items

Revenues

The following table sets forth the principal components of our total revenues by amount and by percentage of total revenues for the years presented.

	For the Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Revenues:
Net advertising revenues	930,025	90.3	696,664	88.7	619,260	87,221	89.5
Paid services revenues	100,306	9.7	89,043	11.3	72,760	10,248	10.5
Total revenues	1,030,331	100.0	785,707	100.0	692,020	97,469	100.0

We derive our revenues from advertising services and paid services.

Advertising Services. Our net advertising revenues accounted for 90.3%, 88.7% and 89.5% of our total revenues in 2021, 2022 and 2023, respectively. We generate our net advertising revenues from payments made by advertisers to place their advertisements on our ifeng.com, mobile Internet websites i.ifeng.com and our mobile applications in different formats over a particular period of time. Such formats generally include but are not limited to banners, newsfeed, videos, text-links, logos, buttons and rich media.

Advertisers purchase our advertising services primarily through third-party advertising agencies. Currently the advertising business has three main types of pricing models, consisting of the CPD model, the CPM model, and the CPC model. We recognize advertising revenues on a net basis after deducting service fees earned by advertising agencies and the VAT and the cultural development fee.

We also earn advertising revenues from related parties, including Phoenix TV, for joint TV and online advertising solutions that we provide together with Phoenix TV to certain Phoenix TV advertising customers, China Mobile Communication Corporation, or China Mobile, and our investees for online advertising services. We also record these revenues as net advertising revenues earned from related parties. Our net advertising revenues earned from related parties accounted for 3.1%, 2.4% and 1.6% of our net advertising revenues in 2021, 2022 and 2023, respectively.

Paid Services. Our paid services revenues contributed 9.7%, 11.3% and 10.5% of our total revenues in 2021, 2022 and 2023, respectively. The following table sets forth our paid services offerings and their respective contributions to our paid services revenues and total revenues in 2021, 2022 and 2023, respectively.

	For the Years Ended December 31,
	% of Paid Services Revenues			% of Total Revenues
Paid Services Revenues	2021	2022	2023	2021	2022	2023
Paid contents
Digital reading, audio books and other content-related sales	43.0	38.0	48.0	4.2	4.3	5.0
E-commerce and others
E-commerce, MVAS and others	57.0	62.0	52.0	5.5	7.0	5.5

These revenues were recorded either on gross or net basis depending on the nature of the services that we provided to the customers.

Our paid services revenues generated from China Mobile, a related party, accounted for 29.7%, 26.2% and 24.6% of our paid services revenues in 2021, 2022 and 2023, respectively. We generated paid services revenues of RMB29.8 million, RMB23.3 million and RMB17.9 million (US$2.5 million) from providing services to customers of China Mobile and collecting fees through arrangements with China Mobile in 2021, 2022 and 2023, respectively. The decrease in paid services revenues with China Mobile was primarily due to a decrease in the MVAS revenues mainly resulting from the decline in users’ demand for services provided through telecom operators in China.

VAT and Related Surcharges. We are subject to VAT and related surcharges on the revenues earned for services provided in the PRC. The primary applicable rate of VAT is 6.0% for the years ended December 31, 2021, 2022 and 2023. Related surcharges mainly comprised of urban maintenance and construction tax and education surcharges. The urban maintenance and construction tax are charged at 7% or 5% of the amount of VAT actually paid depending on where the taxpayer is located. Education surcharges are charged at 3% of the amount of VAT actually paid and local education surcharges are charged at 2% or 1% of the amount of VAT actually paid depending on where the taxpayer is located. We are also subject to a cultural development fee on the provision of advertising services in the PRC and the applicable tax rate is 1.5% of the net advertising revenues, valid until December 31, 2024. The VAT and the cultural development fee are recorded as a reduction item of revenues in the consolidated statements of comprehensive income/(loss). The urban maintenance and construction tax, education surcharges and local education surcharges are recorded in the cost of revenues in the consolidated statements of comprehensive income/(loss).

Cost of Revenues

Our cost of revenues consists primarily of (1) revenue sharing fees, including service fees retained by mobile telecommunications operators, and revenue sharing fees paid to our channel and content partners, (2) content and operational costs, including personnel-related cost associated with content production and certain advertisement sales support personnel, content procurement costs to third-party professional media companies, we-media and other personal content providers and to Phoenix TV Group, direct costs related to in-house content production, channel testing costs, rental cost, depreciation and amortization, the urban maintenance and construction tax, education surcharges and local education surcharges, and other miscellaneous costs, and (3) bandwidth costs. The decrease in cost of revenues from 2022 to 2023 was primarily caused by our effective cost control measures taken in 2023. The following table sets forth the components of our cost of revenues by amount and by percentage of total revenues for the years indicated.

	For the Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Cost of revenues:
Revenue sharing fees	27,673	2.7	16,969	2.2	12,997	1,831	1.9
Content and operational costs	513,449	49.8	484,857	61.7	420,721	59,256	60.8
Bandwidth costs	56,275	5.5	46,679	5.9	30,427	4,286	4.4
Total cost of revenues	597,397	58.0	548,505	69.8	464,145	65,373	67.1

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

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and technology and product development expenses, and include allocations of expenses from Phoenix TV. Share-based compensation is included in our operating expenses as they are incurred. The decrease in operating expenses from 2022 to 2023 was primarily attributable to the decrease in certain operating expense items as a result of the strict cost control measures taken in 2023, partially off-set by the increase in allowance for expected credit losses in 2023 as we reversed more allowance for expected credit losses in 2022 due to the collection of some long-aged accounts receivables.

The following table sets forth our operating expenses, divided into their major categories, by amount and by percentage of total revenues for the years indicated.

	For the Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Operating expenses:
Sales and marketing expenses	276,254	26.8	204,984	26.1	155,939	21,964	22.5
General and administrative expenses	334,189	32.4	91,846	11.7	114,974	16,194	16.6
Technology and product development expenses	158,586	15.4	131,807	16.8	82,659	11,642	11.9
Total operating expenses	769,029	74.6	428,637	54.6	353,572	49,800	51.0

Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of sales and marketing personnel-related expenses, including sales commissions, advertising and promotion expenses including traffic acquisition expenses, rental expenses, and depreciation and amortization expenses.

General and Administrative Expenses. Our general and administrative expenses primarily consist of personnel-related expenses for management and administrative staff, professional service expenses, allowance for expected credit losses, rental expenses, and depreciation and amortization expenses.

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

Related Party Transactions

In 2021, 2022 and 2023, we have entered into transactions with our related parties, including Phoenix TV, China Mobile, and certain investees, that impacted our net advertising revenues, paid services revenues, cost of revenues, sales and marketing expenses and general and administrative expenses. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” The following table sets forth the transactions with our related parties.

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(In thousands)
Transactions with the non-US listed part of Phoenix TV Group :
Content provided by Phoenix TV Group	(17,263)	(45,000)	(45,000)	(6,338)
Advertising and promotion expenses charged by Phoenix TV Group	(2,477)	(1,168)	(4,290)	(604)
Corporate administrative expenses charged by Phoenix TV Group	(1,093)	(1,071)	(943)	(133)
Trademark license fees charged by Phoenix TV Group	(4,267)	(3,803)	(5,548)	(781)
Project cost charged by Phoenix TV Group	(595)	(2,971)	(2,601)	(366)
Revenues earned from Phoenix TV Group	12,402	13,937	4,566	643
Transactions with China Mobile:
Advertising revenues earned from China Mobile	17,464	3,160	4,914	692
Paid services revenues earned from and through China Mobile	29,770	23,297	17,916	2,523
Revenue sharing fees and bandwidth costs charged by China Mobile	(6,631)	(4,971)	(3,313)	(467)
Transactions with Investees :
Advertising revenues earned from/(agency service fees paid to) Fengyi Technology	(1,047)	48	197	28
Revenues earned from other investees	—	142	93	13

Other Income, net

Our other income, net generally reflects net interest income, foreign currency exchange gain or loss, income/(loss) from equity method investments, including impairment, fair value changes in investments, net, and impairment of available-for-sale debt investments and others, net.

Taxation

We are incorporated in the Cayman Islands. Under the current relevant laws of the Cayman Islands, corporate income, capital gains or other direct taxes are not imposed on corporations in the Cayman Islands. In addition, dividend payments are not subject to withholding taxes in the Cayman Islands.

Our subsidiaries incorporated in the British Virgin Islands are exempted from income tax on their foreign-derived income and are not subject to withholding taxes. Our subsidiaries in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong and can also enjoy a two-tiered profits tax regime. The profits tax rate for the first HK$2 million of profits of corporations is lowered to 8.25%, while profits above that amount continue to be subject to the tax rate of 16.5%.

Each of our PRC subsidiaries and the VIEs are obligated to pay income tax in the PRC. The CIT Law generally applies an income tax rate of 25% to all enterprises, but grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under these preferential tax treatments, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years.

Fenghuang On-line was qualified as an HNTE in 2020 and 2023, and therefore, Fenghuang On-line was subject to a 15% income tax rate in the reporting periods from 2021 to 2023.

Fenghuang Yutian was qualified as an HNTE in 2020 and 2023, and therefore, Fenghuang Yutian was subject to a 15% income tax rate in the reporting periods from 2021 to 2023.

In 2021, Fenghuang Borui was qualified as an HNTE, and therefore, Fenghuang Borui was subject to a 15% income tax rate in the reporting periods from 2021 to 2023.

Tianying Jiuzhou was qualified as an HNTE in 2020, and therefore, Tianying Jiuzhou was subject to a 15% income tax rate in the reporting periods of 2021 and 2022, and was subject to a 25% income tax rate in 2023.

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

We are subject to VAT and related surcharges on the revenues earned for services provided in the PRC. The primary applicable rate of VAT is 6.0% for the years ended December 31, 2021, 2022 and 2023. Related surcharges mainly comprised of urban maintenance and construction tax and education surcharges. The urban maintenance and construction tax are charged at 7% or 5% of the amount of VAT actually paid depending on where the taxpayer is located. Education surcharges are charged at 3% of the amount of VAT actually paid and local education surcharges are charged at 2% or 1% of the amount of VAT actually paid depending on where the taxpayer is located. We are also subject to a cultural development fee on the provision of advertising services in the PRC and the applicable tax rate is 1.5% of the net advertising revenues, valid until December 31, 2024. The VAT and the cultural development fee are recorded as a reduction item of revenues in the consolidated statements of comprehensive income/(loss). The urban maintenance and construction tax, education surcharges and local education surcharges are recorded in the cost of revenues in the consolidated statements of comprehensive income/(loss). For more information about risks related to potential changes in the taxes applicable to us, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — The discontinuation of any of the preferential tax treatments available to us in China could materially and adversely affect our operating results and financial condition.”

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

	For the Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Consolidated Statements of Comprehensive Income/(Loss) Data
Revenues:
Net advertising revenues	930,025	90.3	696,664	88.7	619,260	87,221	89.5
Paid services revenues	100,306	9.7	89,043	11.3	72,760	10,248	10.5
Total revenues	1,030,331	100.0	785,707	100.0	692,020	97,469	100.0
Cost of revenues (1)	(597,397)	(58.0)	(548,505)	(69.8)	(464,145)	(65,373)	(67.1)
Gross profit	432,934	42.0	237,202	30.2	227,875	32,096	32.9
Operating expenses (1) :
Sales and marketing expenses	(276,254)	(26.8)	(204,984)	(26.1)	(155,939)	(21,964)	(22.5)
General and administrative expenses	(334,189)	(32.4)	(91,846)	(11.7)	(114,974)	(16,194)	(16.6)
Technology and product development expenses	(158,586)	(15.4)	(131,807)	(16.8)	(82,659)	(11,642)	(11.9)
Total operating expenses	(769,029)	(74.6)	(428,637)	(54.6)	(353,572)	(49,800)	(51.0)
Loss from operations	(336,095)	(32.6)	(191,435)	(24.4)	(125,697)	(17,704)	(18.1)
Other income, net*	83,610	8.1	(4,678)	(0.6)	29,558	4,163	4.3
Loss before income taxes	(252,485)	(24.5)	(196,113)	(25.0)	(96,139)	(13,541)	(13.8)
Income tax (expense)/benefit	(20,581)	(2.0)	70,394	9.0	(12,976)	(1,828)	(1.9)
Net loss	(273,066)	(26.5)	(125,719)	(16.0)	(109,115)	(15,369)	(15.7)
Net loss attributable to noncontrolling interests	67,365	6.5	16,067	2.0	6,619	932	1.0
Net loss attributable to Phoenix New Media Limited	(205,701)	(20.0)	(109,652)	(14.0)	(102,496)	(14,437)	(14.7)
Net loss	(273,066)	(26.5)	(125,719)	(16.0)	(109,115)	(15,369)	(15.7)
Other comprehensive loss, net of tax: fair value remeasurement for available-for-sale investments	(6,611)	(0.6)	(24,010)	(3.1)	—	—	—
Other comprehensive (loss)/income, net of tax: foreign currency translation adjustment	(4,483)	(0.4)	17,916	2.3	5,005	705	0.7
Comprehensive loss	(284,160)	(27.5)	(131,813)	(16.8)	(104,110)	(14,664)	(15.0)
Comprehensive loss attributable to noncontrolling interests	67,365	6.5	16,067	2.0	6,619	932	1.0
Comprehensive loss attributable to Phoenix New Media Limited	(216,795)	(21.0)	(115,746)	(14.8)	(97,491)	(13,732)	(14.0)

	For the Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Non-GAAP gross profit (2)	435,986	42.3	240,004	30.5	229,612	32,341	33.2
Non-GAAP loss from operations (2)	(326,513)	(31.7)	(183,554)	(23.4)	(121,984)	(17,181)	(17.6)
Non-GAAP adjusted net loss attributable to Phoenix New Media Limited (3)	(198,426)	(19.3)	(154,617)	(19.7)	(87,218)	(12,285)	(12.6)

Notes:

* Other income, net generally reflects net interest income, foreign currency exchange gains or loss, income/(loss) from equity method investments, including impairments, fair value changes in investments, net, impairment of available-for-sale debt investments and others, net.

(1)
Includes share-based compensation as follows:

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
	(In thousands)
Allocation of share-based compensation:
Cost of revenues	3,052	2,802	1,737	245
Sales and marketing expenses	1,704	1,842	1,115	157
General and administrative expenses	3,244	2,215	273	38
Technology and product development expenses	1,582	1,022	588	83
Total share-based compensation	9,582	7,881	3,713	523

(2)
Non-GAAP gross profit and non-GAAP income or loss from operations are both non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP income or loss from operations is income or loss from operations excluding share-based compensation.
(3)
We define non-GAAP adjusted net income or loss attributable to Phoenix New Media Limited as net income or loss attributable to Phoenix New Media Limited excluding share-based compensation, income or loss from equity method investments, including impairments, fair value changes in investments, net, impairment of available-for-sale debt investments, and income tax benefit related to the gain on disposal of available-for-sale debt investments.

We believe the separate analysis and exclusion of the following non-GAAP to GAAP reconciling items add clarity to the constituent parts of our performances. We review non-GAAP gross profit, non-GAAP income or loss from operations and non-GAAP adjusted net income or loss attributable to Phoenix New Media Limited together with gross profit, income or loss from operations and net income or loss attributable to Phoenix New Media Limited to obtain a better understanding of our operating performance. We use these non-GAAP financial measures for planning and forecasting and measuring results against the forecast. Using these non-GAAP financial measures to evaluate our business may assist us and our investors in assessing our relative performance against our competitors and ultimately monitoring our capacity to generate returns for our investors. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of items like share-based compensation, income or loss from equity method investments, including impairments and fair value changes in investments, net, which have been and will continue to be significant recurring items, and without the effect of impairment of available-for-sale debt investments and income tax benefit related to the gain on disposal of available-for-sale debt investments, which have been significant and one-time items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact our gross profit, income or loss from operations and net income or loss attributable to Phoenix New Media Limited for the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from or as an alternative to the financial measures prepared in accordance with U.S. GAAP.

Our non-GAAP gross profit, non-GAAP income or loss from operations and non-GAAP adjusted net income or loss attributable to Phoenix New Media Limited are calculated as follows for the years presented:

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
	(In thousands)
Gross Profit	432,934	237,202	227,875	32,096
Excluding:
Share-based compensation	3,052	2,802	1,737	245
Non-GAAP gross profit	435,986	240,004	229,612	32,341

Loss from operations	(336,095)	(191,435)	(125,697)	(17,704)
Excluding:
Share-based compensation	9,582	7,881	3,713	523
Non-GAAP loss from operations	(326,513)	(183,554)	(121,984)	(17,181)

Net loss attributable to Phoenix New Media Limited	(205,701)	(109,652)	(102,496)	(14,437)
Excluding:
Share-based compensation	9,582	7,881	3,713	523
(Income)/loss from equity method investments, including impairments	(401)	8,195	11,125	1,567
Fair value changes in investments, net,	(1,906)	(2,664)	440	62
Impairment of available-for-sale debt investments	—	5,980	—	—
Income tax benefit related to the gain on disposal of available-for-sale debt investments*	—	(64,357)	—	—
Non-GAAP adjusted net loss attributable to Phoenix New Media Limited	(198,426)	(154,617)	(87,218)	(12,285)

Note:

* In September 2022, we paid the withholding tax related to the disposal of available-for-sale debt investments in Particle of RMB176.0 million and recognized an income tax benefit of RMB64.4 million, which represented the difference between the actual withholding tax paid in 2022 and the previously accrued withholding tax.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues. Our total revenues decreased by 11.9% to RMB692.0 million (US$97.5 million) in 2023 from RMB785.7 million in 2022, primarily attributable to the year-over-year decline in both our net advertising revenues and paid services revenues. Net advertising revenues (net of advertising agency service fees and sales taxes and related surcharges) decreased by 11.1% to RMB619.3 million (US$87.3 million) in 2023 from RMB696.7 million in 2022, primarily attributable to the reduction in advertising spending of advertisers from certain industries and intensified industry-wide competition. Paid service revenues decreased by 18.3% to RMB72.7 million (US$10.2 million) in 2023 from RMB89.0 million in 2022, primarily attributable to the decrease in E-commerce revenues as we closed certain E-commerce business lines in 2023.

Cost of Revenues. Our cost of revenues for the year ended December 31, 2023 was RMB464.1 million (US$65.4 million), which represented a decrease of 15.4% from RMB548.5 million for the year ended December 31, 2022, primarily attributable to our strict cost control measures taken in 2023. Cost of revenues as a percentage of our revenues also decreased from 69.8% in 2022 to 67.1% in 2023.

•
Revenue sharing fees. Our revenue sharing fees for the years ended December 31, 2022 and 2023 were RMB17.0 million and RMB13.0 million (US$1.8 million), respectively. The decrease in revenue sharing fees was mainly attributable to the decrease in certain revenues that requires revenue-sharing.
•
Content and operational costs. Our content and operational costs for the years ended December 31, 2022 and 2023 were RMB484.8 million and RMB420.7 million (US$59.3 million), respectively. The decrease in content and operational costs from 2022 to 2023 was primarily attributable to our strict cost control measures taken in 2023.
•
Bandwidth costs. Our bandwidth costs decreased from RMB46.7 million in 2022 to RMB30.4 million (US$4.3 million) in 2023 as we adopted more efficient cloud-based servers to replace local severs and because of our strict cost control measures taken in 2023.

Share-based compensation. Our share-based compensation allocated to cost of revenues as part of content and operational costs above, decreased from RMB2.8 million in 2022 to RMB1.7 million (US$0.2 million) in 2023.

As a result of the foregoing, our gross profit decreased from RMB237.2 million in 2022 to RMB227.9 million (US$32.1 million) in 2023. Our gross margin increased from 30.2% in 2022 to 32.9% in 2023.

Operating Expenses. Our operating expenses decreased by 17.5% from RMB428.6 million in 2022 to RMB353.6 million (US$49.8 million) in 2023, primarily attributable to the decrease in certain operating expense items as a result of the strict cost control measures taken in 2023, partially off-set by the increase in allowance for expected credit losses in 2023 as we reversed more allowance for expected credit losses in 2022 due to the collection of some long-aged accounts receivables. Our share-based compensation allocated to operating expenses was RMB2.0 million (US$0.3 million) in 2023, as compared to RMB5.1 million in 2022. Our operating expenses as a percentage of revenues decreased from 54.6% in 2022 to 51.0% in 2023.

•
Sales and marketing expenses. Our sales and marketing expenses decreased by 23.9% from RMB205.0 million in 2022 to RMB155.9 million (US$22.0 million) in 2023. This decrease was mainly due to the strict cost control measures taken in 2023.
•
General and administrative expenses. Our general and administrative expenses increased by 25.2% from RMB91.8 million in 2022 to RMB115.0 million (US$16.2 million) in 2023. This increase was mainly caused by the increase in allowance for expected credit losses in 2023 as we reversed more allowance for expected credit losses in 2022 due to the collection of some long-aged accounts receivables.
•
Technology and product development expenses. Our technology and product development expenses decreased by 37.3% from RMB131.8 million in 2022 to RMB82.7 million (US$11.6 million) in 2023. This decrease was mainly caused by the strict cost control measures taken in 2023.

Related Party Transactions

•
Our net advertising revenues from related parties decreased by 43.7% from RMB17.1 million in 2022 to RMB9.6 million (US$1.4 million) in 2023, which was primarily attributable to the decrease in advertising revenues earned from Phoenix TV Group.
•
Our paid service revenues from related parties decreased by 23.1% from RMB23.5 million in 2022 to RMB18.1 million (US$2.5 million) in 2023, which was primarily attributable to the decrease in paid services revenues generated from China Mobile.
•
Our cost of revenues due to transactions with related parties decreased by 3.8% from RMB52.9 million in 2022 to RMB50.9 million (US$7.2 million) in 2023. The decrease was primarily due to the decrease in revenue sharing fees paid to China Mobile.
•
Our operating expenses due to transactions with related parties increased from RMB6.0 million in 2022 to RMB10.8 million (US$1.5 million) in 2023, which mainly comprised of trademark license fees and other operating expenses charged by Phoenix TV Group.

Other Income, Net. Our other income, net increased from a loss of RMB4.7 million in 2022 to a gain of RMB29.6 million (US$4.2 million) in 2023. The increase in other income, net in 2023 was mainly due to a decrease in foreign exchange loss to RMB1.9 million (US$0.3 million) recognized in 2023 from RMB32.9 million recognized in 2022, which was mainly caused by the milder depreciation of Renminbi against US dollars in 2023.

Income Tax Expense or Benefit. Our income tax benefit was RMB70.4 million in 2022 and our income tax expense was RMB13.0 million (US$1.8 million) in 2023. The income tax expense recognized in 2023 was mainly caused by the increase in valuation allowance against some deferred tax assets as we determined that those deferred tax assets would not be utilized in the future. Our effective tax rate was negative 13.5% in 2023 as compared to positive 35.9% in 2022. The change in effective tax rate was mainly due to an income tax benefit of RMB64.4 million recognized in 2022, which represented the difference between the actual withholding tax paid related to the gain on disposal of available-for-sale debt investments in Particle and the previously accrued withholding tax.

Net Loss Attributable to Phoenix New Media Limited. As a result of the foregoing, net loss attributable to our company was RMB109.7 million in 2022 and RMB102.5 million (US$14.4 million) in 2023.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

For a discussion of the Group’s results of operations for the year ended December 31, 2022 compared with the year ended December 31, 2021, see “Item 5. Operating and Financial Review and Prospects⸺A. Operating Results⸺ Year Ended December 31, 2022 Compared to Year Ended December 31, 2021” in our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on May 1, 2023.

B. Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years indicated:

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
	(In thousands)
Net cash used in operating activities	(142,822)	(312,411)	(60,827)	(8,567)
Net cash (used in)/provided by investing activities	(42,653)	228,699	487,844	68,711
Net cash used in financing activities	(3,540)	—	(655)	(92)
Effect of exchange rate change on cash, cash equivalents and restricted cash	4,778	(15,849)	3,057	431
Net (decrease)/increase in cash, cash equivalents and restricted cash	(184,237)	(99,561)	429,419	60,483
Cash, cash equivalents and restricted cash at beginning of period	388,835	204,598	105,037	14,794
Cash, cash equivalents and restricted cash at end of period	204,598	105,037	534,456	75,277

As of December 31, 2023, we had RMB534.5 million (US$75.3 million) in cash, cash equivalents and restricted cash. Our cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less. Our restricted cash represents deposits placed in accounts co-managed with third parties related to the real estate services, which are restricted to withdrawal or usage. We have not encountered any difficulties in meeting our cash obligations to date. As of December 31, 2023, we also had RMB558.8 million (US$78.7 million) in term deposits and short-term investments with maturities up to one year. We believe that our operating cash flows, existing cash balances and term deposits and short-term investments will be sufficient to meet our anticipated cash needs for the next twelve months from the filling date of this annual report.

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

Operating Activities

In 2023, our net cash used in operating activities were RMB60.8 million (US$8.6 million). This was primarily due to our net loss of RMB109.1 million (US$15.4 million), adjusted by non-cash adjustments, which mainly included depreciation and amortization expenses of RMB21.5 million (US$3.0 million), amortization of the right-of-use assets of RMB21.0 million (US$3.0 million), provision for allowance for expected credit losses of RMB14.3 million (US$2.0 million), loss from equity method investments, including impairment of RMB11.1 million (US$1.6 million), share-based compensation of RMB3.7 million (US$0.5 million), and the deferred tax expense of RMB18.9 million (US$2.7 million). The decrease in cash from working capital items of RMB43.4 million (US$6.1 million) was also included in operating cash flows.

In 2022, our net cash used in operating activities were RMB312.4 million. This was primarily due to our net loss of RMB125.7 million, adjusted by non-cash adjustments, which mainly included foreign exchange loss of RMB32.9 million, reversal of allowance for expected credit losses of RMB23.5 million, amortization of the right-of-use assets of RMB28.5 million, depreciation and amortization expenses of RMB26.2 million, loss from equity method investments, including impairment of RMB8.2 million, share-based compensation of RMB7.9 million, and impairment of available-for-sale debt investments of RMB6.0 million. The decrease in cash from working capital items of RMB275.8 million was also included in operating cash flows, which included the decrease in withholding tax payable for disposal of available-for-sale debt investments in Particle of RMB240.4 million.

In 2021, our net cash used in operating activities were RMB142.8 million. This was primarily due to our net loss of RMB273.1 million, partially offset by non-cash adjustments, which primarily included provision for allowance for expected credit losses of RMB186.5 million, amortization of the right-of-use assets of RMB37.5 million, depreciation and amortization expenses of RMB28.5 million, and share-based compensation of RMB9.6 million. The decrease in cash from working capital items of RMB116.6 million was also included in operating cash flows.

Investing Activities

In 2023, our net cash provided by investing activities were RMB487.8 million (US$68.7 million). This was primarily due to the maturity of term deposits and short-term investments of RMB1.8 billion (US$249.4 million) and proceeds from disposal of property and equipment and intangible assets of RMB3.8 million (US$0.5 million), partially offset by placement of term deposits and short-term investments of RMB1.3 billion (US$180.1 million) and capital expenditures of RMB9.7 million (US$1.4 million).

In 2022, our net cash provided by investing activities were RMB228.7 million. This was primarily due to the maturity of term deposits and short-term investments of RMB3.1 billion and proceeds from disposal of property and equipment and intangible assets of RMB8.6 million, partially offset by (i) placement of term deposits and short-term investments of RMB2.9 billion, (ii) capital expenditures of RMB34.0 million, and (iii) cash paid for equity investments in certain investee of RMB9.0 million.

In 2021, our net cash used in investing activities were RMB42.7 million. This was primarily due to (i) placement of term deposits and short-term investments of RMB5.8 billion, (ii) cash paid for equity investments in certain investees of RMB14.0 million, and (iii) capital expenditures of RMB16.8 million. These items were partially offset by (i) the maturity of term deposits and short-term investments of RMB5.8 billion, and (ii) proceeds from disposal of property and equipment of RMB17.4 million.

Financing Activities

We had net cash used in financing activities of RMB0.7 million (US$0.1 million) for 2023, mainly attributable to the cash paid for the repurchase of ordinary shares.

Net cash used in or provided by financing activities was nil for 2022.

We had net cash used in financing activities of RMB3.5 million for 2021, mainly attributable to the special cash dividends paid to shareholders under the special dividend plan declared in December 2020.

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

Any earnings that our PRC subsidiaries distribute would be paid to our offshore intermediate holding company primarily through dividends. To date, our PRC subsidiaries have not paid any dividends to our offshore intermediate holding company and therefore have retained their earnings for the purpose of conducting our business operations in China. As of December 31, 2021, 2022 and 2023, our PRC subsidiaries’ retained earnings were RMB907.3 million, RMB796.1 million and RMB749.2 million (US$105.5 million), respectively, and our PRC subsidiaries’ cash and cash equivalents were RMB19.9 million, RMB50.3 million and RMB335.1 million (US$47.2 million), respectively.

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

Material cash requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our capital expenditures, operating lease obligations and purchase obligations.

We had capital expenditures of RMB16.8 million, RMB34.0 million and RMB9.7 million (US$1.4 million) in 2021, 2022 and 2023, respectively. The capital expenditures were mainly attributable to purchasing intangible assets, servers and network equipment. We expect capital expenditures to be approximately RMB8.6 million in 2024. We plan to fund our capital expenditures in 2024 with cash flows from our operations and remaining cash and cash equivalents as of December 31, 2023.

Our operating lease obligations consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. Our leasing expense was RMB34.5 million, RMB27.6 million and RMB25.4 million (US$3.6 million) for the years ended December 31, 2021, 2022 and 2023, respectively. The majority of our operating lease commitments are related to our office lease agreements in China.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

Recently Issued Accounting Standards

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment’s performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. This ASU will likely result in additional required disclosures when adopted. We are currently evaluating the impact of the new guidance on our consolidated financial statements and expect to adopt them for the year ending December 31, 2024.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires specific disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will result in the required additional disclosures being included in the consolidated financial statements, once adopted. We are in the process of evaluating the impact of the new guidance and do not expect it to have a significant impact on our consolidated financial statements.

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

Product Development

See “Item 4. Information on the Company—B. Business Overview—Research and Development.”

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Please refer to “—A. Results of Operations” for a discussion of the most recent trends in our services, sales and marketing by the end of 2021. In addition, please refer to discussions included in such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales and operating revenues, income from operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

E. Critical Accounting Estimates

See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Estimates.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yusheng Sun	64	Chairman of the Board of Directors, Chief Executive Officer
Qi Li	45	Director
Ka Keung Yeung	65	Director
Xiaoyan Chi	45	Director and Senior Vice President
Carson Wen	72	Independent Director
Jerry Juying Zhang	63	Independent Director
Edward Lu	43	Chief Financial Officer
Chun Liu	57	Senior Vice President

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

Xiaoyan Chi has served as our Senior Vice President since January 2018, served as our director since November 2019, and served as the Deputy Director of the Marketing Management Committee of Phoenix TV Group since 2021. Ms. Chi has more than 17 years of experience in media marketing and management. She is the chairman of judgment committee of China Pubic Service Advertisement Grand Prix. She served as a final judgment committee member of Cannes Young Lions Competitions (China District), final judgment committee member of Effie Awards of Greater China, and the special columnist of Digital Marketing Magazine. She has extensive experience in branded communications and advertisement sales. She also served as Vice President of the China Advertising Association, visiting professor of Communication University of China, and Industry Mentor for Master’s Students at the Institute of Psychology, Chinese Academy of Sciences. Ms. Chi received an EMBA and a master’s degree from Peking University and a bachelor’s degree from Beijing Technology and Business University.

Carson Wen has served as an independent director of our company since May 2011. Mr. Wen was formerly a Partner and then an Of Counsel at Jones Day, and has more than 30 years of experience in business, corporate and securities law. Mr. Wen is currently a Senior Consultant of Siao, Wen and Leung, Solicitors & Notaries and the Chairman of BOA International Financial Group, Bank of Asia (BVI) Limited and the Sancus Group of Companies. Mr. Wen is a Justice of the Peace of Hong Kong and was awarded the Bronze Bauhinia Star by the Hong Kong government for his contribution to economic ties between Hong Kong, the PRC and the rest of the world. He is a guest professor of the Law School of Sun Yat-Sen University (Zhongshan University) in Guangzhou, China, and sits on the board of numerous organizations, including the China Africa Business Council (Hong Kong), and the Pacific Basin Economic Council. He is a member of the Executive Council of the United Nation Economic and Social Commission for Asia and the Pacific (UNESCAP) Sustainable Business Network and the former chairman of its Green Business Task Force. He was a deputy of the National People’s Congress of the PRC. Mr. Wen holds a B.A. and M.A. degree in Law from Oxford University, where he was a Younger Prizeman in law at Balliol College, and a B.A. in Economics from Columbia University. Mr. Wen currently serves as an independent non-executive director of Winox Holdings Limited (HKEx: 6838) and a supervisor of PICC Property and Casualty Company Limited (HKEx: 2328).

Jerry Juying Zhang has served as an independent director of our company since May 2011. Mr. Zhang has been a capital markets advisor to China XLX Fertilizer Ltd. and an independent director of Tahoe Life Insurance Company Limited since November 2023. Previously, he was a managing director of China Orient Asset Management (International) in Hong Kong between March 2015 and December 2022. He was a senior managing director of CITIC Capital Holdings Limited between June 2009 and December 2014. Prior to joining CITIC Capital Holdings Limited, Mr. Zhang was a managing director in the investment banking division of Deutsche Bank in Hong Kong from August 2006 to June 2009. He served as a managing director and the head of investment banking of CITIC Capital Markets Holdings Limited in Hong Kong from March 2003 to July 2006 and, prior to that time, as executive director in the communications, media and entertainment group of the investment banking department of Goldman Sachs in Hong Kong from April 2001 to January 2003. Mr. Zhang held the positions of associate, vice president and director at Salomon Smith Barney from August 1994 to March 2001. Prior to joining Salomon Smith Barney, he served as accounting manager for Town & Country Homes in Chicago from January 1990 to December 1993 and as accountant, audit senior and supervisor at Ernst & Young in Chicago and Hong Kong. Mr. Zhang held CPA qualifications in China and the State of Kentucky, both of which he has surrendered voluntarily. He holds a Doctor of Business Administration degree from City University of Hong Kong, an MBA from the University of Chicago, an MA in Accounting from the Ministry of Finance Graduate School in the PRC and a BA degree from Inner Mongolia University.

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

B. Compensation

For the year ended December 31, 2023, we paid an aggregate of approximately US$1.9 million in cash to our executive officers and directors.

Share Incentive Plans

In June 2008, we adopted the 2008 share option plan, in March 2011, we adopted the 2011 restricted share and restricted share unit plan, and in June 2018, we adopted the 2018 share option scheme, together, the share incentive plans, to attract and retain the best available personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business. The share incentive plans provide for the grant of options, restricted shares and restricted share units, collectively referred to as “awards”. We have already granted the full number of awards that were authorized under the 2011 restricted share and restricted share unit plan. In June and August 2012, June 2014 and October 2016, the shareholders of each of Phoenix TV and our company approved three refreshments of the total number of Class A ordinary shares, which may be issued upon exercise of all options to be granted under the 2008 share option plan (excluding awards previously granted, outstanding, cancelled, lapsed or exercised). In June 2022, the shareholders of Phoenix TV and the board of our company approved the refreshment of the total number of Class A ordinary shares that may be issued upon exercise of all options to be granted under the 2018 share option plan, excluding previously granted, outstanding, cancelled, lapsed or exercised awards. As of March 31, 2024, no shares are available for grant of additional options under the 2008 share option plan, and a total of 26,593,526 Class A ordinary shares are available for grant of additional options under the 2018 share option scheme.

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

We granted awards to our employees, directors and consultants under the share incentive plans in November 2008, July 2009, September 2009, January 2010, July 2010, March 2011, March 2013, May 2013, October 2013, December 2013, March 2014, June 2014, July 2014, October 2014, July 2015, October 2016, September 2017, November 2017, January 2018, April 2018, July 2018, July 2019, July 2020, January 2021 and June 2021. As of December 31, 2023, Fread Limited granted 920,000 restricted share units to its employees and director under the Fread 2018 RSU scheme.

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

As of March 31, 2024, options to purchase 24,067,223 Class A ordinary shares granted under the 2008 share option plan and the 2018 share option scheme were outstanding. The table below sets forth the awards that we granted to our directors and executive officers (including pursuant to the exchange program described above) and were outstanding as of March 31, 2024:

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

As of March 31, 2024, other employees and consultants in aggregate held awards entitling them to receive 16,077,223 Class A ordinary shares, with exercise prices ranging from US$0 to US$0.7867 per Class A ordinary share.

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

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2024:

• each of our directors and executive officers; and

• each person known to us to own beneficially more than 5% of each class of our ordinary shares.

The calculations in the tables below assume there are 259,191,877 Class A ordinary shares and 317,325,360 Class B ordinary shares, outstanding as of March 31, 2024. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2024, including through the exercise of any option, the vesting of any contingently issuable share, restricted share, restricted share unit or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Class A Ordinary Shares Beneficially Owned
	Number	% (1)
Class A ordinary shares
Yusheng Sun	—	—
Qi Li	—	—
Ka Keung Yeung	*	*
Carson Wen	—	—
Jerry Juying Zhang	—	—
Xiaoyan Chi	3,126,250	1.21
Edward Lu	*	*
Chun Liu	*	*
All Directors and Executive Officers as a Group (2)	8,059,508	3.11
Principal Shareholders:
FIL Limited (3)	26,447,616	10.20

Notes:

* Less than 1% of our total outstanding Class A ordinary shares.

(1)
Percentages disclosed are with respect to Class A ordinary shares.
(2)
Represents 8,059,508 Class A ordinary shares, including 152,008 Class A ordinary shares in the form of ADSs.
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

As of March 31, 2024, 255,731,808 Class A ordinary shares or 98.7% of our outstanding Class A ordinary shares in the form of ADSs are held by one record holder in the United States, JPMorgan Chase Bank, N.A. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

On November 23, 2023, our board of directors adopted an Incentive Compensation Clawback Policy, or the Clawback Policy, providing for the recoupment of certain incentive-based compensation from current and former executive officers of our company in the event we are required to restate any of our financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new NYSE continued listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer's chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership”

B.
Related Party Transactions

Our subsidiaries, consolidated affiliated entities, and the subsidiaries of the consolidated affiliated entities have engaged, during the ordinary course of business, in a number of customary transactions with each other. All of these inter-company balances have been eliminated in consolidation. We also engage in transactions with related parties, including Phoenix TV, China Mobile, and certain investees. In accordance with our audit committee charter, all of our related party transactions required to be disclosed have been reviewed and approved by our audit committee.

Phoenix TV, through its wholly owned subsidiary, is our controlling shareholder, with beneficial ownership and voting power of 55.0% and 61.4%, respectively, of our outstanding ordinary shares as of March 31, 2024. Phoenix TV has the power acting alone to approve any action requiring a vote of the majority of our ordinary shares.

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

On December 8, 2017, Tianying Jiuzhou and Yifeng Lianhe each entered into a new trademark license agreement, or the New Trademark License Agreements, with Phoenix Satellite Television Trademark Limited to replace the Old Trademark License Agreements. Under the New Trademark License Agreements, Phoenix Satellite Television Holdings Limited agreed to continue to license to Tianying Jiuzhou and Yifeng Lianhe certain trademarks containing the double-phoenix logo and the Chinese or English words of “Phoenix New Media” or “ifeng” for an initial term of three years, while Tianying Jiuzhou and Yifeng Lianhe are not allowed to use the double-phoenix logo on a stand-alone basis. Tianying Jiuzhou and Yifeng Lianhe are also granted a one-year license to continue to use the current marks of our two mobile applications which contain the Chinese words of “Phoenix News” and “Phoenix Video” which will be automatically renewed upon its expiration unless Phoenix TV raises any objection. The annual license fee payable to Phoenix Satellite Television Holdings Limited by each of Tianying Jiuzhou and Yifeng Lianhe will be the greater of 2% of the annual revenues of Tianying Jiuzhou or Yifeng Lianhe (as the case may be) or US$100,000 for each company, while the annual fee under the Old Trademark License Agreements was US$10,000 in aggregate. On December 8, 2020, Tianying Jiuzhou and Yifeng Lianhe each entered into an amendment to the New Trademark License Agreements, with Phoenix Satellite Television Trademark Limited to renew such trademark license agreements. On December 8, 2023, Tianying Jiuzhou and Yifeng Lianhe each entered into another amendment to the New Trademark License Agreements with Phoenix Satellite Television Trademark Limited to renew such trademark license agreements.

Transactions with Phoenix TV and Certain of its Subsidiaries

Costs for content provided to us by Phoenix TV Group were RMB17.3 million, RMB45.0 million and RMB45.0 million (US$6.3 million) in 2021, 2022 and 2023, respectively. We were charged by Phoenix TV Group for advertising and promotion expenses of RMB2.5 million, RMB1.2 million and RMB4.3 million (US$0.6 million) in 2021, 2022 and 2023, respectively. We were charged corporate administrative expenses by Phoenix TV Group in the total amounts of RMB1.1 million, RMB1.1 million and RMB0.9 million (US$0.1 million) in 2021, 2022 and 2023, respectively. We were charged Trademark license fee by Phoenix TV Group with the total amounts of RMB4.3 million, RMB3.8 million and RMB5.5 million (US$0.8 million) in 2021, 2022 and 2023, respectively.

We also earned and recorded advertising revenues from Phoenix TV Group by providing joint advertising campaign solutions together with Phoenix TV Group to Phoenix TV Group’s advertisers or to our advertisers, or from providing the advertising and promotion services directly to Phoenix TV Group by entering into advertising-for-advertising barter transactions, from which we earned revenues of RMB12.4 million, RMB13.7 million and RMB4.4 million (US$0.6 million) in 2021, 2022 and 2023, respectively.

As of December 31, 2022 and 2023, we had amounts due from Phoenix TV Group with the amounts of RMB40.5 million and RMB53.6 million (US$7.6 million), respectively, and accounts due to Phoenix TV Group with the amounts of RMB62.7 million and RMB20.8 million (US$2.9 million), respectively.

Cooperation Agreement with China Mobile

China Mobile is a shareholder of our parent company, Phoenix TV. As of March 31, 2024, China Mobile held 19.7% of the outstanding shares of Phoenix TV.

We obtained revenues for our paid services through China Mobile of RMB29.8 million, RMB23.3 million and RMB17.9 million (US$2.5 million) in 2021, 2022 and 2023, respectively. We earned revenues from China Mobile for advertising services RMB17.5 million, RMB3.2 million and RMB4.9 million (US$0.7 million) in 2021, 2022 and 2023, respectively. We incurred revenue sharing and bandwidth costs in connection with MVAS provided through China Mobile’s platforms in the amounts of RMB6.6 million, RMB5.0 million and RMB3.3 million (US$0.5 million) in 2021, 2022 and 2023, respectively.

As of December 31, 2022 and 2023, we had amounts due from China Mobile with the amounts of RMB5.6 million and RMB3.8 million (US$0.5 million), respectively, and we did not have any accounts due to China Mobile as of the same dates.

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

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Foreign Exchange Administration.”

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

As discussed below under “—Passive Foreign Investment Company,” we believe we were a PFIC for 2023, and that there is a material risk that we may be classified as a PFIC for the current and future taxable years. Accordingly, you are urged to review the discussion below under “—Passive Foreign Investment Company,” and to consult your own tax advisors regarding the tax consequences to you if we are classified as a PFIC in any taxable year.

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

Taxation of Dividends

Subject to the rules discussed under “—Passive Foreign Investment Company” below, the gross amount of distributions with respect to our ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as dividend income on the day actually or constructively received by you, in the case of the Class A ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Code.

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate United States Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. Subject to the PFIC discussion below, a non-United States corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange), but not our Class A ordinary shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our Class A ordinary shares that are not represented by ADSs will not be eligible for the reduced tax rates. There also can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. Subject to the PFIC discussion below, a qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law (see discussion under “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty, and if we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, would be potentially eligible for the reduced rates of taxation. Notwithstanding the foregoing, however, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed below under “—Passive Foreign Investment Company,” we believe we were a PFIC for 2023, and that there is a material risk that we may be classified as a PFIC for the current and future taxable years. Therefore, if you are a non-corporate United States Holder, you should not assume that any dividends will be taxed at a reduced rate. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or Class A ordinary shares. In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the Treaty if certain requirements are met. In addition, subject to certain conditions and limitations (including a minimum holding period requirement), PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid to you with respect to our ADSs or Class A ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. However, if you are eligible for Treaty benefits, any PRC withholding taxes on dividends will not be creditable against your United States federal income tax liability to the extent withheld at a rate exceeding the applicable Treaty rate. In addition, Treasury regulations addressing foreign tax credits (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and unless you are eligible for and elect to claim the benefits of the Treaty, there can be no assurance that those requirements will be satisfied. The Department of the Treasury and the Internal Revenue Service (the “IRS”) are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Instead of claiming a foreign tax credit, you may be able to deduct PRC withholding taxes in computing your taxable income, subject to generally applicable limitations under United States law (including that a United States Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such United States Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the Foreign Tax Credit Regulations (and the related temporary relief in the IRS notices) and the availability of a foreign tax credit or a deduction under your particular circumstances.

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

Passive Foreign Investment Company

Based upon the past and projected composition of our income and assets, and the valuation of our assets, we believe we were a PFIC for 2023, and that there is a material risk that we may be classified as a PFIC for the current and future taxable years.

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

In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us (as described above under “—Taxation of Dividends”) if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will generally be required to file IRS Form 8621 if you hold our ADSs or Class A ordinary shares in any year in which we are classified as a PFIC.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC or we otherwise hold an investment in a non-United States corporation that is treated as an equity interest in a PFIC (any such PFIC, a “lower-tier PFIC”), a United States Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any lower-tier PFIC.

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

Taxation of Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for our ADSs or Class A ordinary shares and your tax basis in such ADSs or Class A ordinary shares, both determined in U.S. dollars. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss. Capital gains of non-corporate United States Holders (including individuals) derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, in the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law and PRC tax is imposed on any gain from the sale, exchange or other taxable disposition of our ADSs or Class A ordinary shares, a United States Holder eligible for the benefits of the Treaty may be able to elect to treat such gain as PRC-source income. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC-source income, then you generally would not be able to use a foreign tax credit for any PRC tax imposed on the disposition of our ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, if you do not claim the benefits of the Treaty, any such PRC tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable PRC tax may reduce the amount realized on the sale, exchange or other taxable disposition of the ADSs or Class A ordinary shares. As discussed above, however, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If any PRC tax is imposed on the sale, exchange or other taxable disposition of the ADSs or Class A ordinary shares and you apply such temporary relief, such PRC tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations. You are urged to consult your tax advisors regarding the tax consequences if any PRC tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the effect of the Foreign Tax Credit Regulations (and the related temporary relief in the IRS notices) and the availability of the foreign tax credit or a deduction and the election to treat any gain as PRC-source income, under your particular circumstances.

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

Inflation Risk

In recent years, inflation has not had a material impact on our operating results. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 0.9%, 2.0% and 0.2% in 2021, 2022 and 2023, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. We do not anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Currency Risk

Substantially all our revenues and expenses are denominated in Renminbi. We have historically recorded foreign exchange gains and losses due to fluctuation of exchange rates between Renminbi and U.S. dollars. We recorded foreign exchange gain of RMB8.6 million in 2021, and recorded foreign exchange loss of RMB32.9 million and RMB1.9 million (US$0.3 million) in 2022 and 2023, respectively, primarily due to the RMB fluctuation against the U.S. dollar. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars relative to the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs are traded in U.S. dollars. Furthermore, a decline in the value of the Renminbi could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our subsidiaries and PRC-incorporated affiliates in China. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our reported financial results in U.S. dollar terms. As of December 31, 2023, we had RMB denominated cash and cash equivalents, term deposits and short-term investments and restricted cash, totaling RMB968.8 million (US$136.5 million), and U.S. dollar denominated cash and cash equivalents and term deposits totaling US$15.8 million. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Fluctuations in exchange rates of the Renminbi could materially affect our reported operating results.”

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

Payments by Depositary

We received total payments of US$1.93 million from JPMorgan, the current depositary bank for our ADR program for reimbursement of investor relations expenses and other program related expenses, prior to 2023. In 2023, we returned US$0.35 million to JPMorgan in connection with the change of the ratio of our ADSs to Class A ordinary shares and the revision of our commercial arrangements, and as a result, we did not receive any payments from JPMorgan in 2023 and do not expect to receive such payments in the future.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2021, 2022 and 2023.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.
Modifications of Rights

See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

B.
Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

An evaluation has been carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended, as of December 31, 2023. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding the required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon our evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report which appears on page F-2 of this annual report on Form 20-F.

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

In connection with the preparation and audit of our consolidated financial statements, as of and for the year ended December 31, 2022, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. The material weakness that was identified related to the misapplication of certain complex accounting standards for certain unusual or infrequently occurring transactions. As of and during the year ended December 31, 2023, we strengthened our internal control over financial reporting through the development and implementation of review process and control for the application of accounting standards to unusual or infrequently occurring transactions and, as a result, we remediated the identified material weakness. Specifically, we:

•
supplemented our internal resource with appropriate knowledge and expertise to supplement our assessment of the application of complex accounting standards to unusual or infrequently occurring transactions; and
•
enhanced the assessment over the application of accounting standards to unusual or infrequently occurring transactions, and put in place an additional reviewer focusing on whether relevant accounting guidance was appropriately identified and applied regarding the accounting treatment for unusual or infrequently occurring transactions.

Other than as described above, there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Zhong Tian LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2023, for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, for the years indicated.

	For the Years Ended December 31,
	2022	2023
	(In thousands of RMB)
Audit Fees (1)	7,409	7,350
Tax Fees (2)	—	—
All Other Fees (3)	—	—
Total	7,409	7,350

Notes:

(1)
Audit fees consist of fees associated with the annual audit, reviews of our quarterly financial statements and related statutory and regulatory filings, which includes the out-of-pocket expenses and excludes turnover taxes and surcharges. For 2022 and 2023, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.
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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On September 27, 2023, our board of directors authorized a share repurchase program under which we may repurchase up to US$2 million of our outstanding ADSs from time to time on or before February 27, 2024.

The table below sets forth certain information related to share repurchases made by us of our ADSs under the share repurchase program in the periods indicated.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plan	Approximate U.S. Dollar Value of ADSs that May Yet Be Purchased Under the Plan
September 2023	—	—	—	US$2,000,000
October 2023	—	—	—	US$2,000,000
November 2023	4,064	1.32	4,064	US$1,994,617
December 2023	38,521	1.38	38,521	US$1,941,349
January 2024	48,639	1.47	48,639	US$1,870,037
February 2024	29,757	1.46	29,757	US$1,826,614
March 2024	—	—	—	US$1,826,614
Total	120,981	1.43	120,981

________________

(1) Each of our ADSs represents forty-eight Class A ordinary shares. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

There were no other purchases made by or on behalf of us or any of our affiliated purchaser of our shares or ADSs in 2023 or the subsequent period.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not Applicable.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have adopted a comprehensive risk management system to manage various risks that we face, including financial risks, operational risks, compliance risks, public opinion risks, risks associated with stability of information technology systems, cybersecurity risks and supplier management risks. Cybersecurity risk management is a core component of our overall risk management framework. We have established an array of risk management procedures to identify, assess and manage such risks, including risk identification, risk assessment, risk control and risk monitoring. We have also implemented procedural design, evaluation mechanism as well as risk grading and liability assessment mechanism to enhance our risk management. Set forth below are measures that we undertake to manage cybersecurity risks.

Cybersecurity Leadership Team

We have formed a Cybersecurity Leadership Team, which is led by our Chief Executive Officer, Chief Financial Officer and Vice President of technology department and comprised of personnel from our legal department, internal audit, technology department and various business and content production departments, to carry out cybersecurity risk management. The Cybersecurity Leadership Team is a professional technical team dedicated to managing cybersecurity risks, and is in charge of devising cybersecurity strategies, conducting security audits of operating source code, tracking and analyzing risks, and solving technology related troubles.

Internal Policies

Preventive Policies

We have adopted the following internal policies and procedures to prevent cybersecurity incidents:

•
Information Security Management Policy, which prevents unauthorized access, use and control of network resources to enhance the safety and stability of our network space;
•
Data Security Management Policy, which standardizes the management of data classification, backup and destruction, and ensures reasonable storage of historical data and data security;
•
Technology Department Cybersecurity Management Policy, which specifies the operation process of network equipment to ensure its safe, stable and continuous operation.

Remediation Policies

We have also adopted a Cybersecurity Emergency Response Plan which sets out the procedures for reporting, response and handling of cybersecurity incidents to reduce losses caused by cybersecurity incidents and enhance business continuity.

Technical Measures

We have implemented various technical measures, such as real-time monitoring of traffic logs, host-based vulnerability scanning, transmission encryption and authentication, firewalls and intrusion prevention systems, in order to timely identify and address cybersecurity threats and pro-tect the security and integrity of our information technology systems and data stored in our systems.

Engagement of Third-Party Service Providers

We have (i) communicated closely with several external security organizations, to acquire zero-day vulnerability information and (ii) purchased third-party security services, including vulnerability scanning services, and penetration and vulnerability testing every year.

In addition, to comply with the requirements under the Cybersecurity Law and Data Security Law of the PRC and enhance the security of our information technology systems, we have engaged third-party agencies to perform the Classified Cybersecurity Protection Evaluations on an annual basis, which evaluates the Company’s cybersecurity situation from aspects of physical environment, communication networks, perimeter, computing environment, management center, management systems, management institutions, personnel management, construction management, and operations and maintenance management.

Risks from Cybersecurity Threats

As we generate and process a large amount of data through our platform and rely on our IT systems for our business operations, we face risks associated with cybersecurity threats. For more details, see “Item 4. Information on the Company—D. Risk Factors—Risks Relating to Our Business and Industry— Our business and operating results may be harmed by service disruptions, or by our failure to timely and effectively scale and adapt our existing technology and infrastructure”; “—Security breaches or computer virus attacks could have a material adverse effect on our business prospects and operating results”; and “—We are subject to a variety of laws and other obligations regarding cybersecurity, data security and personal information protection in China, and our failure to comply with any of them could result in proceedings against us by governmental entities or others and harm our public image and reputation, which could have a material adverse effect on our business, results of operations and financial condition.”

Cybersecurity Governance

Management

Our management is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity risks and incidents primarily through (i) Cybersecurity Leadership Team, and (ii) review and approval of cybersecurity-related policies and procedures.

Cybersecurity Leadership Team

Our Cybersecurity Leadership Team, led by our Chief Executive Officer, Chief Financial Officer and Vice President of technology department, is in charge of cybersecurity risk management, including assessing and managing material risks from cybersecurity threats, prevention (through formulating and implementation of policies and procedures and cybersecurity awareness training), detection, mitigation and remediation of cybersecurity incidents. The Vice President of technology department reports the cybersecurity work to the management through periodic meetings.

Technology, Legal and Internal Audit Departments

Our technology, legal and internal audit departments also perform different functions with respect to cybersecurity management. The legal department is responsible for interpreting cybersecurity-related laws and regulations and reviewing cybersecurity-related internal policies. The internal audit department is responsible for internal audits on the implementation of cybersecurity-related policies and procedures. The internal audit department and the legal department jointly report to our Chief Financial Officer. The technology department is responsible for monitoring our data security, information security and application security systems, fixing technical vulnerabilities, and reports to our Vice President of technology department.

Policy Review and Approval

All cybersecurity-related internal policies shall be reviewed and approved by the management personnel in charge of the proposing department as well as the Cybersecurity Leadership Team prior to adoption.

Based on information obtained through such channels, our management makes assessments of cybersecurity risks and incidents and reports the nature, origin and potential impact of cybersecurity risks and incidents to the board of directors based on an assessment of materiality so that the board can learn about material cybersecurity risks and incidents on a timely basis and make decisions accordingly. To keep the management regularly informed about and discuss cybersecurity matters, the Vice President of technology department makes periodic reports to the Chief Executive Officer on cybersecurity risk management and governance at management meetings, have live discussions with the management and address their questions. Based on the management’s assessment of the cybersecurity risks, the Chief Executive Officer or the Chief Financial Officer makes report to the board if he/she considers it necessary.

Board of Directors

Our board of directors is responsible for and engaged in the oversight of our continuous efforts in monitoring, assessing and managing the risks associated with cybersecurity threats or incidents. The board reviews reports from management on material cybersecurity risks and incidents and discusses remediation plans with the management. At board meetings, the board also hears period reports from the management on cybersecurity risk management and governance and have follow-up discussions with the management.

In addition, our audit committee is responsible for risk assessment and risk management, including risks relating to cybersecurity threats or incidents. The responsibilities of our audit committee include discussing policies with respect to risk assessment and risk management periodically with the management, internal auditors, and independent auditors, and our plans or processes to monitor, control and minimize such risks and exposures.

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

4.67

Translation of the Termination Agreement, dated as of August 31, 2022, between Qieyiyou and Chenhuan and its shareholders (incorporated by reference Exhibit 4.67 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022 (File No. 001-35158), initially filed with the Securities and Exchange Commission on May 1, 2023).

*4.68

Translation of the Supplementary Agreement No. 3 of the Trademark License Agreement, dated as of December 8, 2023, between Phoenix Satellite Television Trademark Limited and Yifeng Lianhe (Beijing) Technology Co., Ltd.

*4.69

Translation of the Supplementary Agreement No. 7 to the Trademark License Agreement, dated as of December 8, 2023, between Phoenix Satellite Television Trademark Limited and Beijing Tianying Jiuzhou Network Technology Co., Ltd.

*8.1	List of Subsidiaries

11.1

Code of Business conduct and Ethics of the Registrant (incorporated by reference Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification of our Chief Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Public Accounting Firm

*15.2	Consent of Zhong Lun Law Firm

*97.1	Incentive Compensation Clawback Policy

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover page formatted as Inline XBRL and contained in Exhibit 101

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Phoenix New Media Limited

	By:	/s/ Edward Lu
		Name:	Edward Lu
		Title:	Chief Financial Officer

Date: April 25, 2024

Phoenix New Media Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Phoenix New Media Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Phoenix New Media Limited and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income /(loss), of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

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

Allowance for Credit Losses on Accounts Receivable

As described in Notes 2(j) and 4 to the consolidated financial statements, as of December 31, 2023, the gross balance of accounts receivable was RMB377.1 million, against which an allowance for credit losses of RMB106.7 million was provided. The allowance is management’s estimate of expected credit losses based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability to pay. Management estimated the allowance by segmenting accounts receivable into groups based on certain credit risk characteristics and determining an expected loss rate for each group based on historical loss experience adjusted for judgments including default rates, lifetime for debt recovery, current and future economic conditions and other relevant factors.

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

Equity investments in limited partnerships and private equity fund

As described in Notes 2(n) and 9 to the consolidated financial statements, as of December 31, 2023, the Company held investments in limited partnerships with total carrying value of RMB39.1 million. The Company also held investment in a private equity fund with carrying value of RMB34.1 million. The limited partnerships and the private equity fund mainly engage in private equity investments. The investments in the limited partnerships are accounted for under the equity method. The Company adjusted the carrying value of equity method investments for its share of the income or losses of the limited partnerships. The income or losses of the limited partnerships were mainly attributable by the estimated fair value change of the underlying investments held by the limited partnerships. The Company recognized its share of loss from these investments of RMB11.6 million for the year ended December 31, 2023. The investment in private equity fund is accounted for under the existing practical expedient to estimate fair value using the net asset value per share of the investment. The Company recognized a fair value change of RMB0.4 million related to this investment for the year ended December 31, 2023.

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

April 25, 2024

We have served as the Company’s auditor since 2010.

Phoenix New Media Limited

Consolidated Balance Sheets

(Amounts in thousands, except for number of shares and per share data)

	As of December 31,
	2022	2023
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	95,982	527,407
Term deposits and short-term investments	1,049,555	558,765
Restricted cash	9,055	7,049
Accounts receivable, net	428,587	293,854
Amounts due from related parties	46,215	57,445
Prepayments and other current assets	32,257	34,108
Total current assets	1,661,651	1,478,628
Non-current assets:
Property and equipment, net	13,091	7,237
Intangible assets, net	29,126	20,050
Available-for-sale debt investments	304	309
Equity investments, net	114,389	101,221
Deferred income tax assets, net	89,060	70,170
Operating lease right-of-use assets, net	103,551	67,950
Other non-current assets	19,652	13,179
Total non-current assets	369,173	280,116
Total assets	2,030,824	1,758,744
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including amounts of the consolidated VIEs, excluding inter-company amounts, without recourse to the Company of RMB310,694 and RMB231,408 as of December 31, 2022 and 2023, respectively. Note 1) :

Accounts payable	176,956	122,133
Amounts due to related parties	64,733	22,170
Advances from customers	31,942	34,197
Taxes payable	183,525	170,479
Salary and welfare payable	94,484	86,444
Accrued expenses and other current liabilities	89,042	71,656
Operating lease liabilities	23,639	19,915
Total current liabilities	664,321	526,994

Non-current liabilities (including amounts of the consolidated VIEs, excluding inter-company amounts, without recourse to the Company of RMB49,000 and RMB29,870 as of December 31, 2022 and 2023, respectively. Note 1) :

Long-term liabilities	20,333	18,598
Operating lease liabilities	80,947	49,529
Total non-current liabilities	101,280	68,127
Total liabilities	765,601	595,121
Commitments and contingencies (Note 20)
Shareholders’ equity:
Phoenix New Media Limited shareholders’ equity:
Class A ordinary shares (US$0.01 par value, 680,000,000 shares authorized; 264,998,965 shares issued and outstanding as of December 31, 2022; 264,998,965 shares issued and 262,954,885 shares outstanding as of December 31, 2023)	17,499	17,499
Class B ordinary shares (US$0.01 par value, 320,000,000 shares authorized; 317,325,360 and 317,325,360 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	22,053	22,053
Additional paid-in capital	1,636,822	1,640,535
Treasury stock (nil and 2,044,080 shares as of December 31, 2022 and 2023, respectively)	—	(655)
Statutory reserves	99,547	99,342
Accumulated deficits	(411,074)	(513,365)
Accumulated other comprehensive loss	(45,402)	(40,397)
Total Phoenix New Media Limited shareholders’ equity	1,319,445	1,225,012
Noncontrolling interests	(54,222)	(61,389)
Total shareholders’ equity	1,265,223	1,163,623
Total liabilities and shareholders’ equity	2,030,824	1,758,744

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Comprehensive Income/(Loss)

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Revenues (1) :
Net advertising revenues	930,025	696,664	619,260
Paid services revenues	100,306	89,043	72,760
Total revenues	1,030,331	785,707	692,020
Cost of revenues (1)	(597,397)	(548,505)	(464,145)
Gross profit	432,934	237,202	227,875
Operating expenses (1) :
Sales and marketing expenses	(276,254)	(204,984)	(155,939)
General and administrative expenses	(334,189)	(91,846)	(114,974)
Technology and product development expenses	(158,586)	(131,807)	(82,659)
Total operating expenses	(769,029)	(428,637)	(353,572)
Loss from operations	(336,095)	(191,435)	(125,697)
Other income/(loss):
Interest income, net	47,304	31,411	34,671
Foreign currency exchange gain/(loss)	8,612	(32,872)	(1,945)
Income/(loss) from equity method investments, including impairment	401	(8,195)	(11,125)
Fair value changes in investments, net	1,906	2,664	(440)
Impairment of available-for-sale debt investments	—	(5,980)	—
Others, net	25,387	8,294	8,397
Loss before income taxes	(252,485)	(196,113)	(96,139)
Income tax (expense)/benefit	(20,581)	70,394	(12,976)
Net loss	(273,066)	(125,719)	(109,115)
Net loss attributable to noncontrolling interests	67,365	16,067	6,619
Net loss attributable to Phoenix New Media Limited	(205,701)	(109,652)	(102,496)
Net loss	(273,066)	(125,719)	(109,115)
Other comprehensive loss, net of tax: fair value remeasurement for available-for-sale debt investments	(6,611)	(24,010)	—
Other comprehensive (loss)/income, net of tax: foreign currency translation adjustment	(4,483)	17,916	5,005
Comprehensive loss	(284,160)	(131,813)	(104,110)
Comprehensive loss attributable to noncontrolling interests	67,365	16,067	6,619
Comprehensive loss attributable to Phoenix New Media Limited	(216,795)	(115,746)	(97,491)
Net loss per Class A and Class B ordinary share:
Basic	(0.35)	(0.19)	(0.18)
Diluted	(0.35)	(0.19)	(0.18)
Net loss per ADS (1 ADS represents 48 Class A ordinary shares):
Basic	(16.96)	(9.04)	(8.45)
Diluted	(16.96)	(9.04)	(8.45)
Weighted average number of Class A and Class B ordinary shares used in computing net loss per share:
Basic	582,324,325	582,324,325	582,241,827
Diluted	582,324,325	582,324,325	582,241,827

(1) Transactions with related parties included in revenues, cost of revenues and operating expenses are as follows (Note 21):

Net advertising revenues	28,629	17,068	9,612
Paid services revenues	29,959	23,516	18,075
Cost of revenues	(24,500)	(52,942)	(50,914)
Sales and marketing expenses	(2,465)	(1,168)	(4,290)
General and administrative expenses	(5,361)	(4,874)	(6,491)

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Shareholders’ Equity

(Amounts in thousands, except for number of shares)

	Phoenix New Media Limited Shareholders’ Equity
	Class A ordinary shares		Class B ordinary shares		Treasury stock		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Noncontrolling	Total shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	deficits	income/(loss)	interests	equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	264,998,965	17,499	317,325,360	22,053	—	—	1,620,580	92,017	(88,191)	(28,214)	28,229	1,663,973
Share-based compensation	—	—	—	—	—	—	8,434	—	—	—	1,148	9,582
Appropriation to statutory reserves	—	—	—	—	—	—	—	6,465	(6,465)	—	—	—
Fair value changes of available-for-sale debt investments, net of tax	—	—	—	—	—	—	—	—	—	(6,611)	—	(6,611)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(4,483)	—	(4,483)
Dividends declared and paid	—	—	—	—	—	—	—	—	—	—	(240)	(240)
Net loss	—	—	—	—	—	—	—	—	(205,701)	—	(67,365)	(273,066)
Balance as of December 31, 2021	264,998,965	17,499	317,325,360	22,053	—	—	1,629,014	98,482	(300,357)	(39,308)	(38,228)	1,389,155
Share-based compensation	—	—	—	—	—	—	7,808	—	—	—	73	7,881
Appropriation to statutory reserves	—	—	—	—	—	—	—	1,065	(1,065)	—	—	—
Fair value changes of available-for-sale debt investments, net of tax	—	—	—	—	—	—	—	—	—	(24,010)	—	(24,010)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	17,916	—	17,916
Net loss	—	—	—	—	—	—	—	—	(109,652)	—	(16,067)	(125,719)
Balance as of December 31, 2022	264,998,965	17,499	317,325,360	22,053	—	—	1,636,822	99,547	(411,074)	(45,402)	(54,222)	1,265,223
Share-based compensation	—	—	—	—	—	—	3,713	—	—	—	—	3,713
Repurchase of ordinary shares	—	—	—	—	(2,044,080)	(655)	—	—	—	—	—	(655)
Disposition of subsidiaries	—	—	—	—	—	—	—	(205)	205	—	(548)	(548)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	5,005	—	5,005
Net loss	—	—	—	—	—	—	—	—	(102,496)	—	(6,619)	(109,115)
Balance as of December 31, 2023	264,998,965	17,499	317,325,360	22,053	(2,044,080)	(655)	1,640,535	99,342	(513,365)	(40,397)	(61,389)	1,163,623
The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cash flows from operating activities:
Net loss	(273,066)	(125,719)	(109,115)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Share-based compensation	9,582	7,881	3,713
Provision for/(reversal of) allowance for expected credit losses, including related party amounts of RMB1,000, RMB(4,122) and RMB150 for the years ended December 31, 2021, 2022 and 2023, respectively)	186,520	(23,536)	14,337
Depreciation and amortization expense	28,503	26,245	21,531
Amortization of the right-of-use assets	37,549	28,503	21,032
Impairment of intangible assets	369	1,106	—
(Income)/loss from equity method investments, including impairment	(401)	8,195	11,125
Fair value changes in investments, net	(1,906)	(2,664)	440
Impairment of available-for-sale debt investments	—	5,980	—
Gain on disposition of a subsidiary	—	—	(548)
Deferred tax (benefit)/expense	(5,322)	1,817	18,890
Loss/(gain) on disposal of long-lived assets	1,107	2,672	(754)
Foreign currency exchange (gain)/loss	(8,612)	32,872	1,945
Changes in operating assets and liabilities, net of effects of acquisition:
Accounts receivable	33,161	47,538	112,896
Prepayments and other current assets	(8,285)	14,709	(2,781)
Amounts due from related parties	(25,492)	14,986	(11,380)
Other non-current assets	6,535	(21,877)	6,473
Accounts payable	(9,083)	(35,282)	(54,699)
Advances from customers	(5,374)	(1,519)	2,255
Salary and welfare payable	(36,787)	(25,328)	(8,040)
Withholding tax payable for disposal of available-for-sale debt investments	—	(240,396)	—
Taxes payable	10,166	15,725	(5,892)
Amounts due to related parties	315	29,998	(42,563)
Accrued expenses and other current liabilities	(45,834)	(34,363)	(17,384)
Long-term liabilities	(36,467)	(39,954)	(22,308)
Net cash used in operating activities	(142,822)	(312,411)	(60,827)
Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(16,833)	(33,958)	(9,717)
Placement of term deposits and short-term investments	(5,839,637)	(2,876,710)	(1,278,637)
Maturity of term deposits and short-term investments	5,810,436	3,139,583	1,770,825
Payment for the equity investment	(14,000)	(9,000)	—
Return of equity investment principal from certain investee	—	—	1,072
Dividends received from the equity investment	—	206	530
Proceeds from disposal of long-lived assets	17,381	8,578	3,771
Net cash (used in)/provided by investing activities	(42,653)	228,699	487,844
Cash flows from financing activities:
Repurchase of ordinary shares	—	—	(655)
Dividends paid to shareholders	(3,540)	—	—
Net cash used in financing activities	(3,540)	—	(655)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	4,778	(15,849)	3,057
Net (decrease)/increase in cash, cash equivalents and restricted cash	(184,237)	(99,561)	429,419
Cash, cash equivalents and restricted cash at the beginning of the year	388,835	204,598	105,037
Including:
Cash and cash equivalents at the beginning of the year	357,796	188,980	95,982
Restricted cash at the beginning of the year	31,039	15,618	9,055
Cash, cash equivalents and restricted cash at the end of the year	204,598	105,037	534,456
Including:
Cash and cash equivalents at the end of the year	188,980	95,982	527,407
Restricted cash at the end of the year	15,618	9,055	7,049
Supplemental disclosure of cash flow information:
Cash paid during the period for income taxes	1,012	176,176	62

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

1. Organization and Principal Activities

Phoenix New Media Limited (“PNM”, or the “Company”) was incorporated in the Cayman Islands on November 22, 2007 by Phoenix Satellite Television (B.V.I.) Holding Limited (the “Parent”), a subsidiary of Phoenix Media Investment (Holdings) Limited (“Phoenix TV”). As of December 31, 2023, the Company had eleven subsidiaries, two variable interest entities (“VIEs”) and eighteen subsidiaries of VIEs. The Company, its subsidiaries, VIEs and subsidiaries of the VIEs are hereinafter collectively referred to as the “Group”. Phoenix TV, its subsidiaries and VIEs excluding the Group are collectively referred to as the Phoenix TV Group. The Group generates revenues from providing advertising services and paid services, which include paid contents, E-commerce and others. While the Group’s VIEs hold certain licenses and approvals to operate Internet-related businesses in the People’s Republic of China (“China” or the “PRC”), they are also in the process of applying for certain licenses for the operations of their businesses, including an Internet audio-visual program transmission license and an Internet news license.

Major subsidiaries, VIEs and the subsidiaries of the VIEs as of December 31, 2023 are set out below:

Name	Place of Incorporation	Date of Incorporation	Percentage of Direct or Indirect Economic Ownership	Principal Activity
Direct subsidiaries:
Phoenix Satellite Television Information Limited	British Virgin Islands (“BVI”)	September 1, 1999	100%	Investment holding
Phoenix New Media (Hong Kong) Company Limited	Hong Kong	February 24, 2011	100%	Advertising
Phoenix New Media (Hong Kong) Information Technology Company Limited	Hong Kong	April 22, 2014	100%	Investment holding
Indirect subsidiaries:
Fenghuang On-line (Beijing) Information Technology Co., Ltd. (“Fenghuang On-line”)	PRC	December 20, 2005	100%	Technical consulting
Beijing Fenghuang Yutian Software Technology Co., Ltd. (“Fenghuang Yutian”)	PRC	June 15, 2012	100%	Software development
Fenghuang Feiyang (Beijing) New Media Information Technology Co., Ltd. (“Fenghuang Feiyang”)	PRC	October 25, 2013	100%	Advertising
Beijing Fenghuang Borui Software Technology Co., Ltd. (“Fenghuang Borui”)	PRC	October 13, 2014	100%	Software development
Tianjin Fengying Hongda Culture Communication Co., Ltd. (“Fengying Hongda”)	PRC	March 13, 2017	100%	Advertising
VIEs:
Beijing Tianying Jiuzhou Network Technology Co., Ltd. (“Tianying Jiuzhou”)	PRC	April 18, 2000	100%	Advertising and paid services
Beijing Fenghuang Ronghe Investment Co., Ltd. (“Fenghuang Ronghe”)	PRC	September 18, 2015	100%	Investment holding
Subsidiaries of VIEs:
Yifeng Lianhe (Beijing) Technology Co., Ltd. (“Yifeng Lianhe”)	PRC	June 16, 2006	100%	Paid services
Beijing Tianying Chuangzhi Advertising Co., Ltd. (“Tianying Chuangzhi”)	PRC	February 8, 2010	100%	Advertising
Beijing Fengyu Network Technology Co., Ltd. (“Fengyu Network”)	PRC	June 1, 2012	100%	Paid services
Tianjin Fenghuang Mingdao Culture Communication Co., Ltd. (“Fenghuang Mingdao”)	PRC	May 24, 2013	100%	Advertising
Beijing Fenghuang Tianbo Network Technology Co., Ltd. (“Tianbo”)	PRC	May 31, 2013	50%	Advertising
Shanghai Fengyu Shixun Technology Co., Ltd. (“Fengyu Shixun”)	PRC	December 21, 2016	100%	Advertising and paid services
Beijing Fengyue Culture Technology Co., Ltd. (“Fengyue Culture”)	PRC	January 19, 2017	100%	Paid services
Hainan Lefeng Culture Communication Co., Ltd. (“Lefeng”)	PRC	December 30, 2020	100%	Advertising
Fenghuang Feiyang (Guangzhou) International Culture Communication Co., Ltd.(“Feiyang Guangzhou”)	PRC	September 29, 2022	100%	Advertising

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

Risks in relation to the VIE structure

The Company is not an operating company in China but a Cayman Islands holding company, which has no equity ownership in the VIEs, with operations primarily conducted by its PRC subsidiaries and through contractual arrangements with the VIEs based in China. The Company operates part businesses in China through the VIEs, and rely on contractual arrangements among its PRC subsidiaries, the VIEs and their respective shareholders to direct the activities that most significantly impact the economic performance of the VIEs and to derive substantially all of the economic benefits from them. Revenue contributed by the VIEs and subsidiaries of the VIEs accounted for 44.7%, 44.5% and 43.4% of the Group’s total revenues for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Under the Contractual Agreements with the VIEs, the Company has the power to direct the activities of all the VIEs and subsidiaries of the VIEs, and can have assets transferred out of the VIEs and subsidiaries of the VIEs. Therefore, the Company considers itself the ultimate primary beneficiary of the VIEs and there is no asset of the VIEs that can only be used to settle obligations of the VIEs and subsidiaries of the VIEs, except for registered capital and PRC statutory reserves of the VIEs and subsidiaries of the VIEs amounting to RMB25.2 million as of December 31, 2023. As all the VIEs and subsidiaries of the VIEs are incorporated as limited liability companies under the PRC Company Law, the creditors of the VIEs and subsidiaries of the VIEs do not have recourse to the general credit of the Company. The amounts of the consolidated VIEs’ current liabilities without recourse to the Company disclosed on the face of the consolidated balance sheets have excluded the amounts due to inter-company entities. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. However, as the Company is conducting certain businesses through the VIEs and subsidiaries of the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

1. Organization and Principal Activities (Continued)

The following tables set forth the summarized assets, liabilities, results of operations and cash flows of the consolidated VIEs and their subsidiaries (in thousands):

	As of December 31,
	2022	2023
	RMB	RMB
Cash and cash equivalents	33,626	110,958
Term deposits and short-term investments	14,207	167,097
Accounts receivable, net	175,544	84,809
Amounts due from related parties	34,225	31,204
Amounts due from inter-company entities	124,932	55,006
Other current assets	19,017	16,668
Current assets	401,551	465,742
Equity investments, net	101,389	88,221
Deferred income tax assets, net	46,769	27,841
Operating lease right-of-use assets, net	46,294	28,486
Other non-current assets	40,680	26,215
Non-current assets	235,132	170,763
Total assets	636,683	636,505
Accounts payable	57,363	37,310
Amounts due to related parties	27,296	6,106
Amounts due to inter-company entities	650,800	789,452
Advances from customers	20,653	21,423
Taxes payable	82,355	72,581
Salary and welfare payable	53,844	37,440
Accrued expenses and other current liabilities	69,183	56,548
Current liabilities	961,494	1,020,860
Non-current liabilities	49,000	29,870
Total liabilities	1,010,494	1,050,730

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Revenues	487,323	376,120	340,421
Gross profit	227,819	112,851	103,852
Net loss	(153,574)	(43,898)	(41,008)

Notes:

(1)
For the years ended December 31, 2021, 2022 and 2023, the VIEs have incurred revenues of RMB27.0 million, RMB26.4 million and RMB40.1 million, respectively, derived from inter-company entities and the corresponding inter-company entities concurrently recognized same amounts as fees, which have been eliminated upon consolidation.
(2)
For the years ended December 31, 2021, 2022 and 2023, the VIEs have incurred costs of RMB16.8 million, RMB13.5 million and RMB23.0 million, respectively, related to technical services provided by the inter-company entities and the corresponding inter-company entities concurrently recognized same amounts as revenues, which have been eliminated upon consolidation.

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cash flow from operating activities：
Net cash (used in)/provided by transactions with inter-company entities	(44,528)	45,768	(4,885)
Net cash (used in)/provided by transactions with third parties	(75,240)	(62,108)	5,180
Net cash (used in)/provided by operating activities	(119,768)	(16,340)	295
Cash flow from investing activities：
Loans (paid to)/collected from inter-company entities	(12,523)	(77,751)	72,427
Net cash provided by/(used in) other investing activities	93,034	79,148	(154,830)
Net cash provided by/(used in) investing activities	80,511	1,397	(82,403)
Cash flow from financing activities：
Investments from inter-company entities	400	—	—
Repatriation of capital to facilitate the reorganization	(10,000)	—	—
(Repayment of)/proceeds from loans from inter-company entities	(20,890)	123	157,423
Net cash used in other financing activities	(240)	—	—
Net cash (used in)/provided by financing activities	(30,730)	123	157,423

Phoenix New Media Limited

Notes to Consolidated Financial Statements

1. Organization and Principal Activities (Continued)

As of December 31, 2023, there was no pledge or collateralization of the VIEs’ assets. Unrecognized revenue-producing assets that are held by the VIEs and subsidiaries of the VIEs mainly comprise of the Online Culture Operating Permit, the Publication Operation Permit, the Permit for Radio and Television Program Production and Operation, the Value-added Telecommunications Business Operating License, trademark, and domain name. Recognized revenue-producing assets that are held by the VIEs and subsidiaries of the VIEs mainly comprise of property and equipment, licensed copyrights of reading content, and audio content. The balances and transactions of the consolidated VIEs disclosed above were reflected in the Company’s consolidated financial statements with inter-company transactions eliminated.

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

The Group and Phoenix TV Group entered into a series of trademark license agreements, under which Phoenix TV Group granted the Group the right to use the trademarks and the right to sublicense certain trademarks to agents that operate local websites of the Group. In December 2020, the Group and Phoenix TV Group successfully renewed the terms of the trademark license agreements to December 2023 (the “2020 Trademark License Agreements”). The 2020 Trademark License Agreements covered additional trademarks registered in various classes containing the double-phoenix logo together with the Chinese or English words of "Phoenix New Media" or "ifeng" and other variations, while retained the clause of the annual license fee payable to Phoenix TV Group, which is the greater of 2% of the annual revenues of Tianying Jiuzhou and Yifeng Lianhe or US$100,000 for each company. In December 2023, the Group entered into supplemental agreements with Phoenix TV Group (the “2023 Trademark License Agreements”) to renew the 2020 Trademark License Agreements. The 2023 Trademark License Agreements extended the terms of the 2020 Trademark License Agreements to December 7, 2026 and covered additional trademarks registered in various classes containing the double-phoenix logo together with the Chinese or English words of “Phoenix New Media” or “ifeng” and other variations. The 2023 Trademark License Agreements also changed the licensed territory from “Mainland China” to “countries or territories where the trademark is registered” and authorized sub-license of the relevant trademarks to the Group’s affiliated companies for the purpose of account registration on any third-party platforms. Except for above terms, the 2023 Trademark License Agreements did not change the other terms of the 2020 Trademark License Agreements.

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

(g) Term deposits, short-term investments

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

(h) Restricted cash

Restricted cash represents deposits placed in accounts co-managed with third-parties related to the real estate services, which are restricted to withdrawal or usage.

(i) Accounts receivable, net

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

The Group makes estimations of the collectability of accounts receivable and notes receivable. Accounts receivable and notes receivable are measured at amortized cost and reported on the consolidated balance sheets at the outstanding principals adjusted for any write-offs and any allowance for expected credit losses, since the Group adopted ASC 326 beginning from January 1, 2020. In determining the amount of the allowance for expected credit losses, the Group considers historical collectability based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability of payment. Refer to Note 4 for details.

(j) Expected credit loss

The Group adopted ASC 326 Financial Instruments—Credit Losses beginning from January 1, 2020, which introduces new guidance for expected credit losses on instruments within its scope.

ASC 326 introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including accounts receivable and notes receivable, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. Further, the new guidance indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether an expected credit loss exists. The allowance for accounts receivable is the Group’s estimate of expected credit losses based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability of payment. The Group estimated the allowance by segmenting accounts receivable into groups based on certain expected credit risk characteristics, and determining an expected loss rate for each group based on historical loss experience adjusted for judgments including default rates, lifetime for debt recovery, current and future economic conditions and other relevant factors.

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

(l) Intangible assets, net

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

(m) Available-for-sale debt investments

In accordance with ASC 320 Investments-Debt and Equity Securities, the Group classifies the investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”. The securities that the Group has positive intent and ability to hold to maturity are classified as held-to-maturity securities. The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Investments that have readily determinable fair values not classified as trading or as held-to-maturity are classified as available-for-sale debt investments. Available-for-sale debt investments are reported at fair value, which is estimated by management, with unrealized gains and losses, if any, recorded in the accumulated other comprehensive loss or income in shareholder’s equity. The tax effects of the unrealized gains and losses of the available-for-sale debt investments should be recorded net against the pre-tax changes in other comprehensive income. The Group determines whether a decline in fair value of available-for-sale debt securities below the amortized cost basis has resulted from a credit loss or other factors and records impairment relating to credit losses through an allowance for expected credit losses. However, the allowance shall be limited by the amount that the fair value is less than the amortized cost basis. Impairment that has not been recorded through an allowance for expected credit losses shall be recorded through other comprehensive income, net of applicable taxes. Investments with maturities of greater than 12 months are recorded in non-current assets.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2. Principal Accounting Policies (Continued)

(n) Equity investments

Equity investments accounted for using the equity method

Investments in common stock or in-substance common stock and limited-partnership investments in entities over which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323 Investments-Equity Method and Joint Ventures. The Group adjusts the carrying amount of equity method investment for its share of the income or losses of the investee and reports the recognized income or losses in the consolidated statements of comprehensive income/(loss). When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee, or the Group holds other investments in the equity investee. The Group’s share of the income or losses of an investee is based on the shares of common stock and in-substance common stock held by the Group.

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

For those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment’s fair value in accordance with the principles of ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in net income/(loss) equal to the difference between the carrying value and fair value.

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

(p) ASC 606 Revenue from Contracts with Customers

The Group has adopted ASC 606 Revenue from Contracts with Customers for all periods presented. The following table presents the Group’s revenues disaggregated by products and services (in thousands):

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net advertising revenues	930,025	696,664	619,260
Paid services revenues	100,306	89,043	72,760
Revenues from paid contents	43,113	33,847	34,917
Revenues from E-commerce and others	57,193	55,196	37,843
Total	1,030,331	785,707	692,020

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Contract asset represents the Group’s right to consideration in exchange for goods or services that it has transferred to a customer when that right is conditioned on something other than the passage of time (for example, the entity’s future performance). Accounts receivable represent amounts invoiced and contract assets are recorded for revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment. Contract assets as of December 31, 2022 and 2023 were not material.

If a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional (that is, a receivable), before the Group transfers a good or service to the customer, the Group shall present the contract as a contract liability when the payment is made or the payment is due (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which it has received consideration (or an amount of consideration is due) from the customer. Advances from customers and deferred revenue relate to unsatisfied performance obligations at the end of the period and primarily consist of fees received from advertisers. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. Contract liability is presented as advances from customers in the balance sheet. Revenues recognized for the years ended December 31, 2022 and 2023 that were included in the contract liability balance at the beginning of the period were RMB19.0 million and RMB17.6 million, respectively.

The assets recognized for costs incurred to fulfill contracts shall be amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the asset relates. As of December 31, 2022 and 2023, the costs incurred to fulfill contracts recognized as assets were immaterial.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2. Principal Accounting Policies (Continued)

(q) Revenue recognition

According to ASC 606, revenue is recognized when control of the promised services is transferred to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services. The recognition of revenues involves certain management judgments, including the estimation of the fair value of the noncash transaction and volume sales rebates. The Group does not believe that significant management judgments are involved in revenue recognition, but the amount and timing of the Group’s revenues could be different for any period if management made different judgments or utilized different estimates.

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

(q) Revenue recognition (continued)

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

The Group has estimated and recorded RMB145.7 million, RMB140.3 million and RMB151.0 million in agency service fees to third-party advertising agencies for the years ended December 31, 2021, 2022 and 2023, respectively.

Noncash transactions

The Group enters into contracts with certain customers involving consideration in a form other than cash. The noncash consideration (or promise of noncash consideration) shall be measured at fair value. If the Group cannot reasonably estimate the fair value of the noncash consideration, it shall measure the consideration indirectly by reference to the standalone selling price of the goods or services promised to the customer (or class of customer) in exchange for the consideration. The Group recognized revenue from noncash transactions involving exchanging advertising services for advertisement, content, technical, application pre-installation services and others amounted to RMB20.7 million, RMB7.6 million and RMB7.7 million for the years ended December 31, 2021, 2022 and 2023, respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2. Principal Accounting Policies (Continued)

(q) Revenue recognition (continued)

(ii) Paid services revenues

Paid services revenues comprise (i) revenues from paid contents and (ii) revenues from E-commerce and others.

Paid contents

Paid contents revenues mainly comprise of revenues generated from digital reading, audio books and other content-related sales activities.

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

Other content-related sales

The Group generates revenues from licensing video or other content to third parties. For such content sales transactions, the Group earns fixed- amount license fees or revenue sharing fees based on pre-agreed percentage. The Group views the third parties as customers and recognizes revenues during the licensing periods, provided that no significant obligation remains, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2. Principal Accounting Policies (Continued)

(q) Revenue recognition (continued)

(ii) Paid services revenues (continued)

E-commerce and others

E-commerce and other revenues mainly comprise of revenues from E-commerce, mobile value-added services (“MVAS”) and others.

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

(r) Value-added tax and related surcharges

The Group is subject to value-added tax (“VAT”) and related surcharges on the revenues earned for services provided in the PRC. The primary applicable rate of VAT is 6.0% for the years ended December 31, 2021, 2022 and 2023. Related surcharges mainly comprised of urban maintenance and construction tax and education surcharges. The urban maintenance and construction tax are charged at 7% or 5% of the amount of VAT actually paid depending on where the taxpayer is located. Education surcharges are charged at 3% of the amount of VAT actually paid and local education surcharges are charged at 2% or 1% of the amount of VAT actually paid depending on where the taxpayer is located. The Group is also subject to a cultural development fee on the provision of advertising services in the PRC and the applicable tax rate is 1.5%, valid until December 31, 2024.

The VAT and the cultural development fee are recorded as a reduction item of revenues in the consolidated statements of comprehensive income/(loss). The urban maintenance and construction tax, education surcharges and local education surcharges are recorded in the cost of revenues in the consolidated statements of comprehensive income/(loss).

The VAT and related surcharges for the years ended December 31, 2021, 2022 and 2023 were RMB60.7 million, RMB57.5 million and RMB49.5 million, respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2. Principal Accounting Policies (Continued)

(s) Cost of revenues

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

(t) Sales and marketing expenses

Sales and marketing expenses comprise primarily of: (i) personnel-related expenses including sales commissions related to the sales and marketing personnel; (ii) advertising and promotion expenses including traffic acquisition expenses; and (iii) relevant rental expense, depreciation and amortization expenses. The Group expenses advertising costs as incurred. Total advertising and promotion expenses including traffic acquisition expenses were RMB70.7 million, RMB40.9 million and RMB24.7 million, for the years ended December 31, 2021, 2022 and 2023, respectively.

(u) Technology and product development expenses

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

(v) Operating leases and adoption of ASU 2016-02

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

Under Topic 842, the Group determines if an arrangement is or contains a lease at inception. ROU assets represent the Group’s rights to use underlying assets for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. The Group considers only payments that are fixed and determinable at the time of lease commencement. As the implicit rate in lease is not readily determinable for the Group’s operating leases, the Group generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2. Principal Accounting Policies (Continued)

(v) Operating leases and adoption of ASU 2016-02 (continued)

As of December 31, 2023, the Group’s operating leases had a weighted average remaining lease term of 3.39 years and a weighted average discount rate of 4.69%. Future lease payments under operating leases as of December 31, 2023 were as follows (in thousands):

Operating Lease Liabilities
RMB
Year ending December 31,
2024	22,343
2025	21,439
2026	21,629
2027	9,682
Total future lease payments	75,093
Less: Imputed interest	5,649
Total lease liability balance	69,444

Operating lease costs and expenses for the years ended December 31, 2021, 2022 and 2023 were RMB34.5 million, RMB27.6 million and RMB25.4 million, respectively, which excluded costs and expenses of short-term contracts. Short-term lease costs and expenses for the years ended December 31, 2021, 2022 and 2023 was RMB1.5 million, RMB2.6 million and RMB1.4 million, respectively. Supplemental cash flow information related to operating leases was as follows (in thousands):

	For the Years Ended December 31,
	2022	2023
	RMB	RMB
Cash payments for operating leases	28,322	25,890
Right-of-use assets obtained in exchange for operating lease liabilities	93,186	—

(w) Share-based compensation

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

In both 2019 and 2020, the Company declared a special cash compensation plan to its share option holders, concurrent with the special cash dividend declared. As the Company’s share options are not dividend-protected award, the option holders have no rights to participate in all dividends before excising the share options. The Company accounted for the special cash compensation as incremental compensation cost, which would be vested with the same vesting conditions of the original share options granted. The related compensation cost of RMB12.7 million, RMB10.2 million and RMB8.8 million were recognized as costs or expenses in the consolidated statements of comprehensive income/(loss) of 2021, 2022 and 2023, respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2. Principal Accounting Policies (Continued)

(x) Income taxes

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

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended December 31, 2021, 2022 and 2023. Refer to Note 13 for details of the Group’s tax positions.

(y) Employee social security and welfare benefits

The Company’s subsidiaries and consolidated VIEs in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Company’s subsidiaries and consolidated VIEs in the PRC to pay the local labor and social welfare authorities monthly contributions at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Company’s subsidiaries and consolidated VIEs in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as cost and expenses in the consolidated statements of comprehensive income/(loss) were RMB95.3 million, RMB89.7 million and RMB74.1 million for the years ended December 31, 2021, 2022 and 2023, respectively.

(z) Other income —others, net

Other income —others, net mainly represent government subsidies and some non-operating gain or loss. Such income has been recognized when received and no further conditions need to be met.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2. Principal Accounting Policies (Continued)

(aa) Statutory reserves

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

General reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in the registered capital of the respective company. The Group has made appropriations of RMB6.5 million, RMB1.1 million and nil to these funds for the years ended December 31, 2021, 2022 and 2023, respectively.

(ab) Related parties

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

(ac) Net income/(loss) per share

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2. Principal Accounting Policies (Continued)

(ad) Treasury stock

The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury stock account on the consolidated balance sheets. Treasury stock is shown separately in the shareholders’ equity before the ultimate disposition of those shares acquired. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital and retained earnings. Alternatively, the excess may be charged entirely to retained earnings in recognition of the fact that a corporation can always capitalize or allocate retained earnings for such purposes. If a portion of the excess is allocated to additional paid-in capital, it shall be limited to the sum of both of the following: (i). all additional paid-in capital arising from previous retirements and net gains on sales of treasury stock of the same issue, (ii). the pro rata portion of additional paid-in capital, voluntary transfers of retained earnings, capitalization of stock dividends, and so forth, on the same issue. For this purpose, any remaining additional paid-in capital applicable to issues fully retired (formal or constructive) is deemed to be applicable pro rata to shares of common stock. Refer to Note 15 for details.

(ae) Comprehensive income/(loss)

Comprehensive income or loss is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income or loss is reported in the consolidated statements of comprehensive income/(loss). Accumulated other comprehensive income or loss, as presented on the Group’s consolidated balance sheets, includes the foreign currency translation adjustment and fair value remeasurement for available-for-sale debt investments. The tax effects of pre-tax changes to other comprehensive income or loss should be recorded net against the pre-tax changes in other comprehensive income or loss.

(af) Segment reporting

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

(ag) Recent accounting pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment’s performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. This ASU will likely result in additional required disclosures when adopted. The Group is currently evaluating the impact of the new guidance on its consolidated financial statements and expects to adopt them for the year ending December 31, 2024.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires specific disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will result in the required additional disclosures being included in the consolidated financial statements, once adopted. The Group is in the process of evaluating the impact of the new guidance and does not expect it to have a significant impact on its consolidated financial statements.

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

Except for the accounts receivable from Evergrande Group, which represented 21.8% and nil of the total gross accounts receivables as of December 31, 2022 and 2023, respectively, the Group has no other significant concentrations of credit risk with respect to its customers, related parties and other parties. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. Refer to Note 4 for details.

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

4. Accounts Receivable, Net

The following table sets out the balance of accounts receivable excluding notes receivable as of December 31, 2022 and 2023 (in thousands):

	As of December 31,
	2022	2023
	RMB	RMB
Accounts receivable, gross	740,575	377,086
Allowance for expected credit losses	(312,170)	(106,654)
Accounts receivable, net	428,405	270,432

The following table sets out the balance of notes receivable as of December 31, 2022 and 2023 (in thousands):

	As of December 31,
	2022	2023
	RMB	RMB
Notes receivable, gross	248	23,435
Allowance for expected credit losses	(66)	(13)
Notes receivable, net	182	23,422

The following table presents the movement of the allowance for expected credit losses (in thousands):

	2021	2022	2023
	RMB	RMB	RMB
Balance as of January 1,	194,454	379,974	312,236
Additional provision for/(reversal of) allowance for expected credit losses, net of recoveries	185,520	(23,769)	14,682
Write-off	—	(43,969)	(220,251)
Balance as of December 31,	379,974	312,236	106,667

The reversal of allowance for expected credit losses of RMB23.8 million in 2022 were mainly due to the collection of some long-aged accounts receivables, and partially offset by the addition of new provision for allowance for expected credit losses.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

5. Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets (in thousands):

	As of December 31,
	2022	2023
	RMB	RMB
Prepaid rental and deposits	7,414	7,325
Prepayments to suppliers and other business related expenses	14,587	14,387
Receivables related to exercise of employee options	3,390	—
Costs to fulfill contracts with customers	1,568	5,612
Others	5,298	6,784
Total	32,257	34,108

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

6. Property and Equipment, Net

The following is a summary of property and equipment, net (in thousands):

	As of December 31,
	2022	2023
	RMB	RMB
Computers, equipment and furniture	73,526	41,179
Motor vehicles	5,721	5,461
Leasehold improvements	47,966	47,966
Total	127,213	94,606
Less: accumulated depreciation	(114,122)	(87,369)
Net book value	13,091	7,237

Depreciation expenses for the years ended December 31, 2021, 2022 and 2023 were RMB21.1 million, RMB11.4 million and RMB5.7 million, respectively.

7. Intangible Assets, Net

The following table summarizes the Group’s intangible assets, net (in thousands):

	As of December 31,
	2022	2023
	RMB	RMB
Computer software	24,307	21,918
Licensed copyrights of reading content	43,788	48,016
Audio content	15,646	17,041
Trademark and Domain name	191	137
Total	83,932	87,112
Less: amortization	(42,880)	(55,136)
impairment	(11,926)	(11,926)
Net book value	29,126	20,050

The Group recognized impairment losses on intangible assets of RMB0.4 million, RMB1.1 million and nil for the years ended December 31, 2021, 2022 and 2023, respectively.

Amortization expenses for the years ended December 31, 2021, 2022 and 2023 were RMB7.4 million, RMB14.9 million and RMB15.8 million, respectively. Based on the current amount of intangible assets subject to amortization, the estimated amortization expenses for each of the following five years are as follows: 2024: RMB8.7 million, 2025: RMB5.0 million, 2026: RMB4.0 million, 2027: RMB1.8 million and 2028: RMB0.3 million.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

8. Available-for-sale Debt Investments

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

As of December 31, 2022 and 2023, the Company held 4,584,209 Series D1 convertible redeemable preferred shares of Particle, respectively, which had been accounted for as available-for-sale debt investments, representing an aggregate of approximately 0.60% equity interest in Particle on an as-if converted basis (which reflected the completion of the issuance of additional shares under Particle’s share incentive plan). The fair value of available-for-sale debt investments in Particle was RMB0.3 million and RMB0.3 million as of December 31, 2022 and 2023, respectively.

The Company has determined that its investments in convertible redeemable preferred shares of Particle are not considered in-substance common stock but considered debt securities as the preferred shares of Particle are redeemable at the option of the Company and are therefore not within the scope of ASC 323 Equity Method and Joint Ventures. The Company’s investments in convertible redeemable preferred shares of Particle are classified as available-for-sale debt investments and reported at fair value, which is estimated by management on a recurring basis. Refer to Note 18 for details.

Investments in Humanistic Intelligence

In August 2020, the Group acquired 6.04% equity interest of Humanistic Intelligence Inc. (“Humanistic Intelligence”) through a series of debt restructuring and share exchange transactions. As the investment in Humanistic Intelligence is redeemable at the option of the Group, it is not considered in-substance common stock but considered debt securities. The Group’s investment in Humanistic Intelligence is classified as available-for-sale debt investments and reported at fair value. The Group had fully written down the whole investment in Humanistic Intelligence and recognized an impairment loss related to credit losses of RMB6.0 million in 2022. As of December 31, 2022 and 2023, the fair value of investment in Humanistic Intelligence was nil and nil, respectively.

As the Group does not expect to sell or redeem the investments mentioned above within one year, the available-for-sale debt investments are classified as long-term available-for-sale debt investments. Total accumulated unrealized loss on available-for-sale debt investments recorded in accumulated other comprehensive income excluding tax effect were RMB41.8 million and RMB41.8 million as of December 31, 2022 and 2023, respectively. The total fair value of available-for-sale debt investments were RMB0.3 million and RMB0.3 million as of December 31, 2022 and 2023, respectively (see Note 18).

Phoenix New Media Limited

Notes to Consolidated Financial Statements

9. Equity Investments

Equity method investments

The Group applies the equity method of accounting to account for its equity investments in common stock or in-substance common stock and limited-partnership investments in entities, over which it has significant influence but does not own a majority equity interest or otherwise control.

The Group used equity method to account for investments in limited partnership unless the Group’s interest is so minor and has virtually no influence over the operating and financial policies of the partnership. In 2020, the Group made new investments in two limited partnerships with total considerations of RMB60.0 million, and accounted for the investments under equity method as significant influence could be imposed by the Group. The two limited partnerships mainly engage in private equity investments. In December 2023, one of the two limited partnerships returned investment capital contribution of RMB1.1 million to the Group, which was calculated on a pro rata basis. The carrying value of investments in the two limited partnerships were RMB51.8 million and RMB39.1 million as of December 31, 2022 and 2023, respectively. The Group recognized income from investments in these limited partnerships of RMB0.4 million in 2021, loss from investments in these limited partnerships of RMB8.2 million in 2022 and loss from investments in these limited partnerships of RMB11.6 million in 2023. The income or losses from investments in these limited partnerships were mainly attributable to the changes in estimated fair value of the underlying investments held by the limited partnerships.

Other equity investments

In November 2018, the Group acquired 10% equity interest of Yitong Technology (Hangzhou) Limited (“Yitong Technology”) by investing in newly issued shares of Yitong Technology with a total consideration of RMB13.0 million. Yitong Technology mainly engages in big data application development and operation in China. As the Group’s equity investment in Yitong Technology has preferred liquidation rights, it is not considered as in-substance common stock, and should be measured at fair value, with changes in the fair value recognized through net income/(loss). As the investments in Yitong Technology lack readily determinable fair values, the Group elects to record the investments at cost, less impairment, plus or minus subsequent adjustments for observable price changes (referred to as the measurement alternative). Under this measurement alternative, changes in the carrying value of the investments will be recognized in consolidated statement of comprehensive income/(loss), whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. As of December 31, 2022 and 2023, the carrying value of equity investment in Yitong Technology was RMB13.0 million and RMB13.0 million, respectively.

In December 2020 and January 2021, the Group acquired totally 5.67% equity interest in Guangzhou Kesheng Jiada Network Partnership (“Kesheng Jiada”), representing 1.5% indirect equity interest in 4K Garden Network Technology (Guangzhou) Co., Ltd. (“4K Garden”) with a total consideration of RMB15.0 million. 4K Garden focuses on developing 4K ultra HD content ecosystem and related technology and 5G+ ultra HD application technology platform and Kesheng Jiada is a special purpose vehicle that holds equity interest in 4K Garden. As the investments in Kesheng Jiada lack readily determinable fair values, the Group elects to use the measurement alternative. As of December 31, 2022 and 2023, the carrying value of the equity investment was RMB15.0 million and RMB15.0 million, respectively.

In December 2020, the Group entered into an investment agreement with a private equity fund to invest a total of RMB30.0 million in it and had invested the total RMB30.0 million in it by January 2022. As of December 31, 2022 and 2023, the carrying value of equity investment in the private equity fund was RMB34.6 million and RMB34.1 million, respectively. The Group accounts for the investment using NAV as a practical expedient under ASC 820. The Group recognized gain of fair value changes in the equity investment in the private equity fund of RMB1.9 million, RMB2.7 million and loss of fair value changes in the equity investment in the private equity fund of RMB0.4 million in the years ended December 31, 2021, 2022 and 2023, respectively. The fair value changes in the equity investment in the private equity fund were mainly attributable to the changes in estimated fair value of the underlying investments held by the private equity fund.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

10. Other Non-Current Assets

The following is a summary of other non-current assets (in thousands):

	As of December 31,
	2022	2023
	RMB	RMB
Rental deposits	7,750	5,958
Prepayments for real estate and non-current portion of prepayments to suppliers	11,413	6,732
Others	489	489
Total	19,652	13,179

11. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities are comprised of (in thousands):

	As of December 31,
	2022	2023
	RMB	RMB
Deposits from advertising agencies and customers	12,114	10,354
Accrued professional fees	3,545	3,003
Advertising and promotion expenses payables and accruals	1,267	217
General operating expenses payables and accruals	49,799	37,910
Deposits from potential house buyers	10,113	7,577
Others	12,204	12,595
Total	89,042	71,656

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

12. Cost of Revenues

The cost of revenues are as follows (in thousands):

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Revenue sharing fees	27,673	16,969	12,997
Content and operational costs	513,449	484,857	420,721
Bandwidth costs	56,275	46,679	30,427
Total	597,397	548,505	464,145

Phoenix New Media Limited

Notes to Consolidated Financial Statements

13. Income Taxes

Income Tax Expense/(Benefit) and Effective Tax Rate

The provisions for income tax expense/(benefit) are summarized as follows (in thousands):

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Current tax expense/(benefit)	25,903	(72,211)	(5,914)
Deferred tax (benefit)/expense	(5,322)	1,817	18,890
Income tax expense/(benefit)	20,581	(70,394)	12,976

The components of income/(loss) before tax and income tax expense/(benefit) for PRC and non-PRC operations are as follows (in thousands):

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Income/(loss) arising from PRC operations	(235,019)	(158,671)	(85,525)
Income/(loss) arising from non-PRC operations	(17,466)	(37,442)	(10,614)
Income/(loss) before tax	(252,485)	(196,113)	(96,139)
Income tax expense/(benefit) relating to PRC operations	20,581	(6,037)	12,976
Income tax expense/(benefit) relating to non-PRC operations	—	(64,357)	—
Income tax expense/(benefit)	20,581	(70,394)	12,976
Effective tax rate for PRC	(8.8)%	3.8%	(15.2)%
Effective tax rate for the Group	(8.2)%	35.9%	(13.5)%

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

Hong Kong

Subsidiaries in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong and can also enjoy a two-tiered profits tax regime. The profits tax rate for the first HK$2 million of profits of corporations is lowered to 8.25%, while profits above that amount continue to be subject to the tax rate of 16.5%.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

13. Income Taxes (Continued)

Income Tax Expense/(Benefit) and Effective Tax Rate (Continued)

PRC

Each of the Group’s PRC subsidiaries, VIEs and subsidiaries of the VIEs are obligated to pay income tax in the PRC. The PRC Corporate Income Taxes Law (“CIT Law”) generally applies an income tax rate of 25% to all enterprises, but grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under these preferential tax treatments, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years.

Fenghuang On-line was qualified as an HNTE in 2020 and 2023, respectively, and therefore, Fenghuang On-line was subject to a 15% income tax rate from 2021 to 2023.

Tianying Jiuzhou was qualified as an HNTE in 2020, and therefore, Tianying Jiuzhou was subject to a 15% income tax rate from 2021 to 2022. Tianying Jiuzhou was subject to a 25% income tax rate in 2023.

Fenghuang Yutian was qualified as an HNTE in 2020 and 2023, respectively, and therefore, Fenghuang Yutian was subject to a 15% income tax rate from 2021 to 2023.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

13. Income Taxes (Continued)

Income Tax Expense/(Benefit) and Effective Tax Rate (Continued)

The PRC subsidiaries, VIEs and subsidiaries of VIEs have not paid dividends in the past and do not have any present plans to declare and pay any dividends on the Company’s ordinary shares or ADSs in the near future and the Group currently intends to retain most, if not all, of its available funds and any future earnings to operate and expand the business. Accordingly, the Company does not intend to have its PRC subsidiaries distribute any undistributed profits of such subsidiaries to their direct overseas parent companies, but rather intends that such profits will be permanently reinvested in such subsidiaries to further expand their business in the PRC. As of December 31, 2023, the Company did not record any withholding tax on the retained earnings of its foreign invested enterprises in the PRC. Aggregate undistributed earnings of the Group’s entities located in the PRC that were available for distribution to the Company as of December 31, 2022 and 2023 were approximately RMB449.8 million and RM373.2 million, respectively. The amounts of the unrecognized deferred tax liability on the permanently reinvested earnings were RMB45.0 million and RMB37.3 million as of December 31, 2022 and 2023, respectively.

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

Reconciliation of the Differences between Statutory Tax Rate and the Effective Tax Rate

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2021, 2022 and 2023 is as follows:

	For the Years Ended December 31,
	2021	2022	2023
	%	%	%
Statutory income tax rate	25.0	25.0	25.0
Permanent differences (1)	(2.4)	24.2	16.3
Change in valuation allowance	(23.6)	(38.7)	(46.4)
Effect of preferential tax treatment	(5.3)	(6.7)	(7.4)
Uncertain tax positions	(0.1)	4.1	1.8
Effect of withholding tax on gain on disposal of available-for-sale debt investments (2)	—	32.8	—
Tax rate difference from statutory rate in other jurisdictions	(1.8)	(4.8)	(2.8)
Effective income tax rate	(8.2)	35.9	(13.5)

Notes:

(1)
Permanent differences mainly included the tax-deductible expenses of the research and development expenses so incurred in a year in determining their tax assessable profits for that year for enterprises engaging in research and development activities, as 175% of the research and development expenses could be tax-deductible in 2021 and 2022, and 200% of the research and development expenses could be tax-deductible in 2023, according to policies promulgated by the State Tax Bureau of the PRC.
(2)
Effect of withholding tax on gain on disposal of available-for-sale debt investments represented the differences between the tax calculated based on book gain at the statutory rate and the tax applicable to this transaction.

The combined effects of the income tax exemption and other preferential tax treatment available to the Group are as follows (in thousands, except per share data):

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Effect of preferential tax treatment	(13,468)	(13,050)	(7,139)
Basic net loss per share effect	(0.02)	(0.02)	(0.01)

Phoenix New Media Limited

Notes to Consolidated Financial Statements

13. Income Taxes (Continued)

Deferred Tax Assets and Liabilities

The tax effects of temporary differences that give rise to the deferred tax assets balance as of December 31, 2022 and 2023 are as follows (in thousands):

	As of December 31,
	2022	2023
	RMB	RMB
Deferred tax assets:
Allowances for expected credit loss of receivables	80,025	30,296
Accrued payroll and expenses and others	24,914	26,416
Net operating loss carryforward	247,350	321,276
Less: valuation allowance	(263,229)	(307,818)
Total deferred tax assets, net	89,060	70,170

As of December 31, 2023, the Group had net operating loss of approximately RMB1,409.6 million, which can be carried forward to offset future taxable income. Net operating loss carry forward of RMB21.1 million, RMB26.0 million, RMB17.1 million, RMB135.6 million and RMB1,209.8 million will expire in 2024, 2025, 2026, 2027 and years after 2027, respectively, if not utilized.

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

The following table sets forth the movement of the valuation allowance for deferred tax assets (in thousands):

	2021	2022	2023
	RMB	RMB	RMB
Balance as of January 1,	127,809	187,396	263,229
Additions	61,716	75,833	50,151
Reversals	(2,129)	—	(5,562)
Balance as of December 31,	187,396	263,229	307,818

Phoenix New Media Limited

Notes to Consolidated Financial Statements

13. Income Taxes (Continued)

Uncertain Tax Positions

A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax positions is as follows (in thousands):

	2021	2022	2023
	RMB	RMB	RMB
Balance as of January 1,	28,182	28,330	20,333
Reversal of uncertain tax positions over 10 years	—	(7,997)	(4,236)
Increase related to current year tax positions	148	—	2,501
Balance as of December 31,	28,330	20,333	18,598

The Group did not accrue any potential penalties and interest related to these uncertain tax positions for all years presented on the basis that the likelihood of penalties and interest being charged is not considered to be probable. In 2022 and 2023, the Group reversed RMB8.0 million and RMB4.2 million of liabilities associated with uncertain tax positions accrued more than 10 years, respectively, as their probability of being investigated by the PRC tax authorities would be remote. The increase in liabilities associated with uncertain tax positions represents liabilities accrued base on current year positions when the Group expects that it is more likely than not that the ultimate resolution of uncertain tax positions may be different from these estimates.

The amounts of uncertain tax positions listed above are based on the recognition and measurement criteria of ASC 740. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Group will record additional tax expense or tax benefit in the period in which such resolution occurs. The Group does not expect changes in uncertain tax positions recognized as of December 31, 2023 to be material in the next twelve months. In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2019 to 2023 remain subject to examination by tax authorities. There are no ongoing examinations by tax authorities as of December 31, 2023.

14. Ordinary Shares

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

As of December 31, 2022, there were 264,998,965 Class A ordinary shares issued and outstanding, and 317,325,360 Class B ordinary shares issued and outstanding. As of December 31, 2023, there were 264,998,965 Class A ordinary shares issued and 262,954,885 Class A ordinary shares outstanding, and 317,325,360 Class B ordinary shares issued and outstanding.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

15. Treasury Stock

On September 27, 2023, the Company’s board of directors approved a share repurchase program. Under the terms of the approved program (“Share Repurchase Program”), the Company may repurchase up to US$2 million worth of its outstanding American depositary shares (“ADSs”), each representing 48 Class A ordinary shares of the Company, from time to time for a period not to exceed five (5) months starting from September 27, 2023, the effective date of the program.

During the year ended December 31, 2023 and as of December 31, 2023, the Company had repurchased 42,585 ADSs, on the open market for a total considerations of US$0.1 million (RMB0.7 million).

16. Share-based Compensation

Share-based compensation recognized in costs and expenses for the years ended December 31, 2021, 2022 and 2023 are as follows (in thousands):

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cost of revenues	3,052	2,802	1,737
Sales and marketing expenses	1,704	1,842	1,115
General and administrative expenses	3,244	2,215	273
Technology and product development expenses	1,582	1,022	588
Total	9,582	7,881	3,713

The Group recognized share-based compensation, net of estimated forfeitures, on a graded-vesting basis over the vesting term of the awards. There was no income tax benefit recognized in the consolidated statements of comprehensive income/(loss) for share-based compensation and the Group did not capitalize any of the share-based compensation as part of the cost of any asset in the years ended December 31, 2021, 2022 and 2023.

For the years ended December 31, 2021, 2022 and 2023, the Group recognized share-based compensation net of forfeitures for options and restricted share unit of RMB9.6 million, RMB7.9 million and RMB3.7 million, respectively.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

16. Share-based Compensation (Continued)

Share Options of the Company (Continued)

A summary of the Company’s share option activities for the years ended December 31, 2021, 2022 and 2023 is presented below:

		Weighted	Weighted Average
	Number of	Average	Remaining	Aggregate
	Options	Exercise Price	Contractual Life	Intrinsic Value
		US$	Years	US$ in Million
Outstanding as of January 1, 2021	52,225,353	0.41	6.2	—
Granted	1,730,000	0.21
Forfeited and expired	(3,616,991)	0.43
Exercised	—	—		—
Outstanding as of December 31, 2021	50,338,362	0.40	5.5	—
Granted	—	—
Forfeited and expired	(8,862,859)	0.44
Exercised	—	—		—
Outstanding as of December 31, 2022	41,475,503	0.40	4.8	—
Granted	—	—
Forfeited and expired	(17,378,280)	0.42
Exercised	—	—
Outstanding as of December 31, 2023	24,097,223	0.38	5.1	—
Exercisable as of December 31, 2023	21,787,223	0.39	4.9	—
Vested and expected to vest as of December 31, 2023	23,516,723	0.38	5.0	—

The aggregate intrinsic value of options outstanding, exercisable and vested and expected to vest as of December 31, 2023 was calculated as the difference between the Company’s closing stock price of US$1.36 per ADS, or US$0.03 per share as of that date, and the exercise price of the underlying options. The aggregate intrinsic value of options exercised was calculated as the difference between the market value on the date of exercise and the exercise price of the underlying options.

As disclosed in Note 2(w), the Company’s share-based compensation is measured at the value of the award as calculated under the Black-Scholes option pricing model. The Company estimated the expected volatility at the date of grant based on average annualized standard deviation of the share price of comparable listed companies. The Company has no history or expectation of paying regular dividends on its ordinary shares. The Company estimated the expected term based on the vesting schedule and the exercise period of the options. Risk-free interest rates are based on the derived market yield of the U.S. Treasury securities with an estimated country-risk differential as of the valuation date. The key assumptions used in determining the fair value of options granted during the years ended December 31, 2021, 2022 and 2023 are as follows:

	For the Years Ended December 31,
	2021	2022	2023
Expected volatility rate	65.34%-68.45%	N/A	N/A
Expected dividend yield	—	N/A	N/A
Expected term (years)	6.16	N/A	N/A
Risk-free interest rate (per annum)	1.32%-1.72%	N/A	N/A

The weighted-average grant date fair value of options granted for the year ended December 31, 2021 were US$0.21. There were no options granted in 2022 and 2023.

As of December 31, 2023, there was RMB0.2 million of unrecognized share-based compensation for options, adjusted for estimated forfeitures. The unrecognized share-based compensation is expected to be recognized over a weighted-average period of 0.76 year.

Share-based Awards of the Company’s Subsidiaries, VIEs and Subsidiaries of the VIEs

One of the Company’s subsidiaries, Fread Limited, adopted a restricted share unit scheme in March 2018 to grant a total of 2,000,000 restricted share units to employees (the “2018 Fread RSU Scheme”) and there were 920,000 restricted share units of Fread Limited granted under the 2018 Fread RSU Scheme as of December 31, 2023. For the years ended December 31, 2021, 2022 and 2023, Fread Limited recognized share-based compensation net of forfeitures of RMB1.1 million, RMB0.1 million and nil, respectively.

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

The following table presents summarized information by segments (in thousands):

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Revenues
Net advertising services	930,025	696,664	619,260
Paid services	100,306	89,043	72,760
Total revenues	1,030,331	785,707	692,020
Cost of revenues
Net advertising services	566,443	514,725	423,728
Paid services	30,954	33,780	40,417
Total cost of revenues	597,397	548,505	464,145
Gross profit
Net advertising services	363,582	181,939	195,532
Paid services	69,352	55,263	32,343
Total gross profit	432,934	237,202	227,875

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

The following table sets forth the financial instruments, measured at fair value on a recurring basis, by level within the fair value hierarchy (in thousands):

	Fair Value Measurements at Reporting Date Using
	Carrying Value on Balance Sheets	Quote Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
As of December 31, 2022:
Assets:
Term deposits and short-term investments	1,049,555	—	1,049,555	—
Restricted cash	9,055	9,055	—	—
Available-for-sale debt investments	304	—	—	304
As of December 31, 2023:
Assets:
Term deposits and short-term investments	558,765	—	558,765	—
Restricted cash	7,049	7,049	—	—
Available-for-sale debt investments	309	—	—	309

Phoenix New Media Limited

Notes to Consolidated Financial Statements

18. Fair Value Measurements (Continued)

Assets and Liabilities Measured and Disclosed at Fair Value on a Recurring Basis (Continued)

The following table sets forth the reconciliation of the fair value measurements of available-for-sale debt investments from January 1, 2021 to December 31, 2023 (in thousands):

Fair Value Measurements of Available-for-sale Debt Investments
RMB
Ending balance as of January 1, 2021	36,662
Change in fair value	(6,611)
Currency translation adjustment	(650)
Ending balance as of December 31, 2021	29,401
Change in fair value	(24,010)
Impairment	(5,980)
Currency translation adjustment	893
Ending balance as of December 31, 2022	304
Change in fair value	—
Currency translation adjustment	5
Ending balance as of December 31, 2023	309

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

Available-for-sale debt investments. Available-for-sale debt investments mainly represent the investments of convertible redeemable preferred shares in Particle. In accordance with ASC 820, the Group measures available-for-sale debt investments at fair value on a recurring basis. The fair values of the investments in Particle as of December 31, 2021, 2022 and 2023 were determined based on a valuation technique under the market approach, known as guideline company method, where financial ratios of comparable companies were analyzed to determine the value of Particle, as well as using observable transactions of Particle’s shares. The Group classifies the valuation techniques that use unobservable inputs as Level 3 of fair value measurements.

The key inputs used in valuation of available-for-sale debt investments in Particle as of December 31, 2021, 2022 and 2023 were as follow:

	As of December 31,
	2021	2022	2023
Lack of marketability discount (“DLOM”)	20%	20%	20%
Volatility	49.0%	50.0%	50.0%

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

19. Net Income/(Loss) per Share

The following table sets forth the computation of basic and diluted net income/(loss) per share for the years indicated (amounts in thousands, except for number of shares and per share data):

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net loss per Class A and Class B ordinary share — basic:
Numerator:
Net loss attributable to Phoenix New Media Limited	(205,701)	(109,652)	(102,496)
Denominator:
Denominator used in computing net loss per share — basic	582,324,325	582,324,325	582,241,827
Net loss per Class A and Class B ordinary share — basic	(0.35)	(0.19)	(0.18)
Net loss per Class A and Class B ordinary share — diluted:
Numerator:
Net loss attributable to Phoenix New Media Limited	(205,701)	(109,652)	(102,496)
Denominator:
Denominator used in computing net loss per share — basic	582,324,325	582,324,325	582,241,827
Share-based awards	—	—	—
Denominator used in computing net loss per share — diluted	582,324,325	582,324,325	582,241,827
Net loss per Class A and Class B ordinary share — diluted	(0.35)	(0.19)	(0.18)
Net loss per ADS (1 ADS represents 48 Class A ordinary shares):
Denominator used in computing net loss per ADS — basic	12,131,757	12,131,757	12,130,038
Denominator used in computing net loss per ADS — diluted	12,131,757	12,131,757	12,130,038
Net loss per ADS — basic	(16.96)	(9.04)	(8.45)
Net loss per ADS — diluted	(16.96)	(9.04)	(8.45)

There were 37,838,136, 38,975,848 and 27,063,618 options to purchase ordinary shares have been excluded from the computation of diluted net income/(loss) per share for the years ended December 31, 2021, 2022 and 2023, respectively, as their effects would be anti-dilutive.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

20. Commitments and Contingencies

(a) Commitments

As of December 31, 2023, future minimum commitments under non-cancelable agreements were as follows (in thousands):

	Property Management Costs	Bandwidth Purchases	Cooperation with Phoenix TV Group	Content Purchases	Property and Equipment, and Intangible Assets	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
2024	5,461	278	1,420	7,998	300	3,191	18,648
2025	4,292	—	1,420	200	—	449	6,361
2026	4,201	—	1,420	100	—	106	5,827
2027	1,839	—	—	—	—	—	1,839
Total	15,793	278	4,260	8,298	300	3,746	32,675

The amounts of cooperation with Phoenix TV Group are calculated according to the agreements between the Group and Phoenix TV Group (see Note 2(a)).

Upon the adoption of ASC 842 on January 1, 2019, future minimum lease payments for operating lease commitments as of December 31, 2023 are disclosed in Note 2(v).

The Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2022 and 2023.

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

(c) Long-term Liabilities for Uncertain Tax Positions

As mentioned in Note 13, as of December 31, 2022 and 2023, the Group had recorded uncertain tax positions of RMB20.3 million and RMB18.6 million, respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

21. Related Party Transactions

The table below sets forth the major related parties and their relationships with the Group:

Related Parties	Relationships with the Group
Other entities within the Phoenix TV Group	Under common control by Phoenix TV
China Mobile Communication Corporation (“China Mobile”)	A shareholder of Phoenix TV
Henan Fengyi Feiyang Network Technology Limited (“Fengyi Technology”)	Investee
Mr. Gao Ximin and Mr. Qiao Haiyan	Legal shareholders of Tianying Jiuzhou and employees of the Group
Mr. Zou Ming and Ms Wang Xiaojia	Legal shareholders of Fenghuang Ronghe and employees of the Group

In addition to those disclosed elsewhere in the financial statements, the Group had the following related party transactions for the years ended December 31, 2021, 2022 and 2023 (in thousands):

Transactions with the Other Entities Within the Phoenix TV Group:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Content provided by Phoenix TV Group	(17,263)	(45,000)	(45,000)
Advertising and promotion expenses charged by Phoenix TV Group	(2,477)	(1,168)	(4,290)
Corporate administrative expenses charged by Phoenix TV Group	(1,093)	(1,071)	(943)
Trademark license fees charged by Phoenix TV Group	(4,267)	(3,803)	(5,548)
Project cost charged by Phoenix TV Group	(595)	(2,971)	(2,601)
Revenues earned from Phoenix TV Group	12,402	13,937	4,566

Transactions with China Mobile:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Advertising revenues earned from China Mobile	17,464	3,160	4,914
Paid services revenues earned from and through China Mobile	29,770	23,297	17,916
Revenue sharing fees and bandwidth costs charged by China Mobile	(6,631)	(4,971)	(3,313)

Transactions with Investees:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Advertising revenues earned from/(agency service fees paid to) Fengyi Technology	(1,047)	48	197
Revenues earned from other investees	—	142	93

Phoenix New Media Limited

Notes to Consolidated Financial Statements

21. Related Party Transactions (Continued)

As of December 31, 2022 and 2023, the amounts of due from and due to related parties were as follows (in thousands):

	As of December 31,
	2022	2023
	RMB	RMB
Amounts due from related parties:
Due from China Mobile	5,626	3,834
Due from Phoenix TV Group	40,540	53,611
Due from other investees, net	49	—
Total	46,215	57,445
Amounts due to related parties:
Due to China Mobile	—	8
Due to Phoenix TV Group	62,700	20,793
Due to Fengyi Technology	2,033	1,369
Total	64,733	22,170

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

22. Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs incorporated in the PRC are required to annually appropriate 10% of their net after-tax income to the general reserve fund or the statutory surplus fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, and in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), General Notes to Financial Statements, the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which the restricted portion amounted to approximately RMB409.3 million and RMB481.2 million as of December 31, 2022 and 2023, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to the Company’s shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs to satisfy any obligations of the Company.

Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government regulations of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

The Company performed a test on the restricted net assets of the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), General Notes to Financial Statements and concluded that it was applicable for the Company to disclose its condensed financial information for the year ended December 31, 2023, as restricted net assets of the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs had exceeded 25 percent of consolidated net assets for the year ended December 31, 2023. For the purposes of presenting the Company’s separate financial information, the Company records its investments in its subsidiaries under the equity method of accounting and consolidated net assets of the VIEs under ASC 810. Such investments are presented on the separate condensed balance sheets of the Company as “Investments in the subsidiaries” and “Share of loss from the subsidiaries” in the condensed statements of comprehensive income/(loss). See Note 24 for the Company’s information.

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

As of December 31, 2022 and 2023, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those, if any, which have been separately disclosed in the consolidated financial statements.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

Phoenix New Media Limited

Condensed Financial Information of the Company

Balance Sheets

(Amounts in thousands, except for number of shares and per share data)

	As of December 31,
	2022	2023
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	10,552	21,538
Term deposits and short-term investments	2,503	—
Amounts due from subsidiaries and VIEs	888,083	897,329
Prepayments and other current assets	3,798	6,838
Total current assets	904,936	925,705
Non-current assets:
Investments in the subsidiaries	641,218	535,839
Available-for-sale debt investments	304	309
Total non-current assets	641,522	536,148
Total assets	1,546,458	1,461,853
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Amounts due to subsidiaries and VIEs	223,087	235,681
Accrued expenses and other current liabilities	3,926	1,160
Total current liabilities	227,013	236,841
Total liabilities	227,013	236,841
Shareholders’ equity:
Class A ordinary shares (US$0.01 par value, 680,000,000 shares authorized; 264,998,965 shares issued and outstanding as of December 31, 2022; 264,998,965 shares issued and 262,954,885 shares outstanding as of December 31, 2023)	17,499	17,499
Class B ordinary shares (US$0.01 par value, 320,000,000 shares authorized; 317,325,360 and 317,325,360 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	22,053	22,053
Additional paid-in capital	1,636,822	1,640,535
Treasury stock (nil and 2,044,080 shares as of December 31, 2022 and 2023, respectively)	—	(655)
Accumulated deficits	(311,527)	(414,023)
Accumulated other comprehensive loss	(45,402)	(40,397)
Total shareholders’ equity	1,319,445	1,225,012
Total liabilities and shareholders’ equity	1,546,458	1,461,853

Phoenix New Media Limited

Notes to Consolidated Financial Statements

Phoenix New Media Limited

Condensed Financial Information of the Company

Statements of Comprehensive Income/(Loss)

(Amounts in thousands)

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Operating expenses:
General and administrative expenses	(16,556)	(16,945)	(16,902)
Total operating expenses	(16,556)	(16,945)	(16,902)
Loss from operations	(16,556)	(16,945)	(16,902)
Other income/(loss):
Net interest income	3	50	944
Foreign currency exchange gain/(loss)	5,775	(21,847)	(4,181)
Impairment of available-for-sale debt investments	—	(5,980)	—
Others, net	5,152	(5,514)	—
Share of loss from the subsidiaries	(200,075)	(123,773)	(82,357)
Loss before income taxes	(205,701)	(174,009)	(102,496)
Income tax benefit	—	64,357	—
Net loss	(205,701)	(109,652)	(102,496)
Other comprehensive (loss)/income	(11,094)	(6,094)	5,005
Comprehensive loss	(216,795)	(115,746)	(97,491)

Phoenix New Media Limited

Notes to Consolidated Financial Statements

Phoenix New Media Limited

Condensed Financial Information of the Company

Statements of Cash Flows

(Amounts in thousands)

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cash flows from operating activities:
Net cash used in operating activities	(34,801)	(20,974)	(20,850)
Cash flows from investing activities:
Placement of short-term investments	—	(32,312)	(58,951)
Maturity of short-term investments	—	29,875	61,388
Return of equity investment principal from a subsidiary	—	—	19,722
Net cash (used in)/provided by investing activities	—	(2,437)	22,159
Cash flows from financing activities:
Repayment from/(payment to) subsidiaries and VIEs	39,171	(64)	10,332
Repurchase of ordinary shares	—	—	(655)
Dividends returned from shareholders	4,725	—	—
Net cash provided by/(used in) financing activities	43,896	(64)	9,677
Net increase/(decrease) in cash and cash equivalents	9,095	(23,475)	10,986
Cash and cash equivalents at the beginning of the year	24,932	34,027	10,552
Cash and cash equivalents at the end of the year	34,027	10,552	21,538