Form 20-F
period 2024-12-31
Phoenix New Media Ltd
filed 2025-04-18
CIK 1509646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission file number 001-35158

Phoenix New Media Limited
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

Floor 25, Tower B, POSCO Center Hongtai East Street Wangjing, Chaoyang District, Beijing 100102 People’s Republic of China
(Address of principal executive offices)

Contact Person: Mr. Edward Lu Chief Financial Officer (86 10) 6067-6869 Floor 25, Tower B, POSCO Center Hongtai East Street Wangjing, Chaoyang District, Beijing 100102 People’s Republic of China
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

259,191,877 Class A ordinary shares were outstanding as of December 31, 2024
317,325,360 Class B ordinary shares were outstanding as of December 31, 2024

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

FISCAL YEAR ENDED DECEMBER 31, 2024

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
•
“Phoenix TV” refers to Phoenix Media Investment (Holdings) Limited;
•
“Phoenix TV (BVI)” refers to Phoenix Satellite Television (B.V.I.) Holding Limited, a wholly owned direct subsidiary of Phoenix TV, which directly owned 55.0% of our share capital as of March 31, 2025;
•
“Phoenix TV Group” refers to Phoenix TV and its subsidiaries and variable interest entities, not including our company;
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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2022, 2023 and 2024, and as of December 31, 2023 and 2024.

Our ADSs are listed on the New York Stock Exchange under the symbol “FENG.”

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB7.2993 to US$1.00, the exchange rate in effect as of December 31, 2024 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

Our Corporate Structure

The following diagram illustrates our corporate structure as of December 31, 2024, including our subsidiaries, the VIEs and their subsidiaries that are significant subsidiaries as defined in rule 1-02(w) of Regulation S-X:

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
60%
100%
50%
100%
100%
Entity in which our investors hold their interest
Entities in which our operations are conducted
Contractual arrangements
Equity interest
BEIJING FENGYU NETWORK TECHNOLOGY CO., LTD.
BEIJING TIANYING CHUANGZHI ADVERTISING CO., LTD.
FENGQINGYANG (BEIJING) CULTURE TRANSMISSION CO., LTD
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
SHANGHAI FENGYU SHIXUN TECHNOLOGY CO., LTD.
BEIJING FENGYUE CULTURE TECHNOLOGY CO., LTD.
HAINAN LEFENG CULTURE COMMUNICATION CO., LTD.

Our Corporate Structure and Contractual Arrangements with the VIEs

Phoenix New Media Limited is not an operating company in China but a Cayman Islands holding company, which has no equity ownership in the VIEs, with operations primarily conducted by our PRC subsidiaries and through contractual arrangements with the VIEs based in China. Currently, VIEs are (i) Fenghuang Ronghe and (ii) Tianying Jiuzhou. Under the PRC laws and regulations, the operation and provision of internet information services to the public, value-added telecommunication-based online marketing, internet audio visual program services and internet culture operations (except for music) in the PRC is subject to foreign investment restrictions and license requirements. Therefore, we operate such businesses in China through the VIEs, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their respective shareholders to control the business operations of the VIEs. Revenue contributed by the VIEs and their subsidiaries accounted for 44.5%, 43.4% and 47.9% of our total revenues for the years ended December 31, 2022, 2023 and 2024, respectively. As used in this annual report, “we,” “us,” “our company,” “our” and “Phoenix New Media” refer to Phoenix New Media Limited, a Cayman Islands company and its subsidiaries, and, in the context of describing its operations and consolidated financial information, its VIEs in China, including but not limited to Tianying Jiuzhou and Fenghuang Ronghe. Investors in our ADSs are not purchasing equity interest in our operating entities in China, but instead are purchasing an equity interest in Phoenix New Media Limited, a Cayman Islands holding company. The VIEs are consolidated with our results of operations for accounting purposes. However, we do not own equity interest in Fenghuang Ronghe or Tianying Jiuzhou. Furthermore, Phoenix New Media Limited, as our holding company, does not conduct operating activities other than holding investment in certain of our equity investees.

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiaries and the VIEs in China. Our business operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the VIEs have received all material permissions that are, or may be, required for our business operations in China, and no material permission has been denied from us by relevant authorities in China, except those as disclosed in “—D. Risk Factors—Risks Relating to Our Business and Industry—Our lack of an Internet audio-visual program transmission license has exposed, and may continue to expose, us to administrative sanctions, including the banning of our paid mobile video services and video advertising services, which would materially and adversely affect our business and results of operation,” “—D. Risk Factors—Risks Relating to Our Business and Industry—Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services or to cease the Internet access services provided by third parties to us. In 2024, the vast majority of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties,” “—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain NRTA’s approval for introducing and broadcasting foreign television programs could have a material adverse effect on our ability to conduct our business,” “—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain certain permits for our advertising services that contain drug-related information would subject us to penalties,” and “—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain or maintain all applicable permits and approvals, or fail to comply with PRC regulations, relating to Internet publishing services, our ability to conduct our digital reading business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions.” Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future.

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

Cash and Asset Flows through Our Organization

Under PRC law, we may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs and their subsidiaries only through loans, subject to satisfaction of applicable government registration and approval requirements. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity from our PRC subsidiaries to fund any cash and financing requirements we have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

Phoenix New Media Limited transfers cash to our wholly-owned Hong Kong subsidiaries, by making capital contributions or providing loans, and our Hong Kong subsidiaries transfer cash to our PRC subsidiaries by making capital contributions or providing loans to them. Because Phoenix New Media Limited and our subsidiaries have the power to direct the activities that most significantly impact the economic performance of the VIEs and provide them with economic benefits of the VIEs through contractual arrangements, they are not able to make direct capital contribution to the VIEs and their subsidiaries. However, they may transfer cash to the VIEs and their subsidiaries by loans or by making payment to the VIEs and their subsidiaries for inter-group transactions.

Prior to January 1, 2022, Phoenix New Media Limited, through its intermediate holding companies, provided capital contribution of RMB527.7 million to its subsidiaries in China. In 2022, Qieyiyou (Beijing) Information Technology Co., Ltd., or Qieyiyou, terminated the contractual agreements with Beijing Chenhuan Technology Co., Ltd., or Chenhuan. In 2023, our subsidiaries returned capital contribution of RMB19.7 million to Phoenix New Media Limited.

As of January 1, 2022, our subsidiaries had debt financing from Phoenix New Media Limited of RMB834.6 million and the VIEs and their subsidiaries had debt financing from our subsidiaries of RMB255.9 million. Our subsidiaries received RMB0.06 million of debt financing from Phoenix New Media Limited in 2022, repaid RMB10.3 million of debt financing to Phoenix New Media Limited in 2023 and received RMB15.9 million (US$2.2 million) of debt financing from Phoenix New Media Limited in 2024. The VIEs and their subsidiaries repaid RMB77.6 million of debt financing to our subsidiaries in 2022, received RMB229.9 million of debt financing from our subsidiaries in 2023 and repaid RMB41.2 million (US$5.6 million) of debt financing to our subsidiaries in 2024.

For the years ended December 31, 2022, 2023 and 2024, there were no dividends or distributions were made to Phoenix New Media Limited by our subsidiaries. Under PRC laws and regulations, our PRC subsidiaries and the VIEs and their subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the VIEs and their subsidiaries, totaling RMB409.3 million, RMB481.2 million and RMB424.8 million (US$58.2 million) as of December 31, 2022, 2023 and 2024, respectively. Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government regulations of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and VIEs and their subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China—We rely on dividends and other distributions on equity from our PRC subsidiaries to fund any cash and financing requirements we have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.” We do not have a cash management policy to dictate how funds are transferred between the VIEs and their subsidiaries and our subsidiaries.

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

For the years ended December 31, 2022, 2023 and 2024, no assets other than cash were transferred through our organization.

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

Selected Condensed Consolidated Statements of Operations Data

	For the Year Ended December 31, 2024
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)

Inter-company revenues (1) (4)	—	23,688	51,490	11,400	(86,578)	—
Third-party revenues	—	366,867	—	336,828	—	703,695
Inter-company cost of revenues (1) (4)	—	(18,600)	—	(67,290)	85,890	—
Third-party cost of revenues	—	(243,640)	(14,974)	(176,375)	—	(434,989)
Gross profit	—	128,315	36,516	104,563	(688)	268,706
Total operating expenses	(8,979)	(133,965)	(74,507)	(116,664)	688	(333,427)
Loss from operations	(8,979)	(5,650)	(37,991)	(12,101)	—	(64,721)
(Loss)/income from non-operations	(2,556)	21,213	1,926	(4,163)	—	16,420
Share of (loss)/income from the subsidiaries (2)	(42,019)	(52,389)	7,213	—	87,195	—
Loss from the VIEs (2)	—	—	(16,324)	—	16,324	—
Loss before tax	(53,554)	(36,826)	(45,176)	(16,264)	103,519	(48,301)
Income tax (expense)/benefit	—	(5,193)	—	548	—	(4,645)
Net loss	(53,554)	(42,019)	(45,176)	(15,716)	103,519	(52,946)
Net income attributable to noncontrolling interests	—	—	—	(608)	—	(608)
Net loss attributable to Phoenix New Media Limited	(53,554)	(42,019)	(45,176)	(16,324)	103,519	(53,554)

	For the Year Ended December 31, 2023
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)

Inter-company revenues (1) (4)	—	10,756	33,285	40,136	(84,177)	—
Third-party revenues	—	391,735	—	300,285	—	692,020
Inter-company cost of revenues (1) (4)	—	(60,419)	—	(23,035)	83,454	—
Third-party cost of revenues	—	(228,735)	(21,876)	(213,534)	—	(464,145)
Gross profit	—	113,337	11,409	103,852	(723)	227,875
Total operating expenses	(16,902)	(123,335)	(81,102)	(133,138)	905	(353,572)
Loss from operations	(16,902)	(9,998)	(69,693)	(29,286)	182	(125,697)
(Loss)/income from non-operations	(3,237)	29,600	4,581	(1,204)	(182)	29,558
Share of (loss)/income from the subsidiaries (2)	(82,357)	(99,969)	3,462	—	178,864	—
Loss from the VIEs (2)	—	—	(34,857)	—	34,857	—
Loss before tax	(102,496)	(80,367)	(96,507)	(30,490)	213,721	(96,139)
Income tax expense	—	(2,458)	—	(10,518)	—	(12,976)
Net loss	(102,496)	(82,825)	(96,507)	(41,008)	213,721	(109,115)
Net loss attributable to noncontrolling interests	—	468	—	6,151	—	6,619
Net loss attributable to Phoenix New Media Limited	(102,496)	(82,357)	(96,507)	(34,857)	213,721	(102,496)

	For the Year Ended December 31, 2022
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)

Inter-company revenues (1) (4)	—	6,862	8,199	26,392	(41,453)	—
Third-party revenues	—	435,987	(8)	349,728	—	785,707
Inter-company cost of revenues (1) (4)	—	(26,368)	—	(13,714)	40,082	—
Third-party cost of revenues	—	(243,133)	(55,817)	(249,555)	—	(548,505)
Gross profit	—	173,348	(47,626)	112,851	(1,371)	237,202
Total operating expenses	(16,945)	(141,735)	(108,785)	(171,803)	10,631	(428,637)
(Loss)/income from operations	(16,945)	31,613	(156,411)	(58,952)	9,260	(191,435)
(Loss)/income from non-operations	(33,291)	22,123	7,717	8,033	(9,260)	(4,678)
Share of (loss)/income from the subsidiaries (2)	(123,773)	(178,684)	21,380	—	281,077	—
Loss from the VIEs (2)	—	—	(30,712)	—	30,712	—
Loss before tax	(174,009)	(124,948)	(158,026)	(50,919)	311,789	(196,113)
Income tax benefit/(expense)	64,357	(1,706)	722	7,021	—	70,394
Net loss	(109,652)	(126,654)	(157,304)	(43,898)	311,789	(125,719)
Net loss attributable to noncontrolling interests	—	2,881	—	13,186	—	16,067
Net loss attributable to Phoenix New Media Limited	(109,652)	(123,773)	(157,304)	(30,712)	311,789	(109,652)

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2024
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
ASSETS
Cash and cash equivalents	480	356,241	186,522	64,336	—	607,579
Term deposits and short-term investments	—	398,732	—	29,611	—	428,343
Restricted cash	—	—	—	9,761	—	9,761
Accounts receivable, net	—	225,773	—	101,022	—	326,795
Amounts due from related parties	—	70,557	181	5,666	—	76,404
Amount due from inter-company entities (3)	962,552	782,504	424,125	206,412	(2,375,593)	—
Property and equipment, net	—	1,664	1,978	798	—	4,440
Intangible assets, net	—	1,249	1,660	10,814	—	13,723
Available-for-sale debt investments	313	—	—	—	—	313
Investment in the subsidiaries (2)	488,251	126,835	387,010	—	(1,002,096)	—
Contractual interests in the VIEs (2)	—	—	(368,690)	—	368,690	—
Equity investments, net	—	13,000	—	72,436	—	85,436
Deferred income tax assets, net	—	38,670	—	24,588	—	63,258
Operating lease right-of-use assets, net	—	33,452	5,848	17,491	—	56,791
Prepayment and other assets	3,609	14,418	5,230	15,827	—	39,084
Total assets	1,455,205	2,063,095	643,864	558,762	(3,008,999)	1,711,927
LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
Liabilities
Accounts payable	—	100,311	60	44,299	—	144,670
Taxes payable	—	107,718	(7,045)	75,259	—	175,932
Amount due to inter-company entities (3)	278,913	1,242,837	110,704	743,143	(2,375,597)	—
Accrued expenses and other liabilities	1,025	118,982	31,300	126,608	—	277,915
Total liabilities	279,938	1,569,848	135,019	989,309	(2,375,597)	598,517
Total Phoenix New Media Limited shareholders' equity/(deficit)	1,175,267	493,247	508,845	(368,690)	(633,402)	1,175,267
Non-controlling interests	—	—	—	(61,857)	—	(61,857)
Total shareholders' equity/(deficit) (2)	1,175,267	493,247	508,845	(430,547)	(633,402)	1,113,410
Total liabilities and shareholders’ equity/(deficit)	1,455,205	2,063,095	643,864	558,762	(3,008,999)	1,711,927

	As of December 31, 2023
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
ASSETS
Cash and cash equivalents	21,538	332,033	62,878	110,958	—	527,407
Term deposits and short-term investments	—	249,157	142,511	167,097	—	558,765
Restricted cash	—	—	—	7,049	—	7,049
Accounts receivable, net	—	209,045	—	84,809	—	293,854
Amounts due from related parties	—	26,240	1	31,204	—	57,445
Amount due from inter-company entities (3)	897,329	594,615	422,715	55,006	(1,969,665)	—
Property and equipment, net	—	2,444	3,514	1,279	—	7,237
Intangible assets, net	—	1,704	2,528	15,818	—	20,050
Available-for-sale debt investments	309	—	—	—	—	309
Investment in the subsidiaries (2)	535,839	177,186	379,797	—	(1,092,822)	—
Contractual interests in the VIEs (2)	—	—	(353,798)	—	353,798	—
Equity investments, net	—	13,000	—	88,221	—	101,221
Deferred income tax assets, net	—	42,329	—	27,841	—	70,170
Operating lease right-of-use assets, net	—	33,756	5,708	28,486	—	67,950
Prepayment and other assets	6,838	17,671	4,041	18,737	—	47,287
Total assets	1,461,853	1,699,180	669,895	636,505	(2,708,689)	1,758,744
LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
Liabilities
Accounts payable	—	84,820	3	37,310	—	122,133
Taxes payable	—	106,692	(8,794)	72,581	—	170,479
Amount due to inter-company entities (3)	235,681	845,523	99,009	789,452	(1,969,665)	—
Accrued expenses and other liabilities	1,160	122,270	27,692	151,387	—	302,509
Total liabilities	236,841	1,159,305	117,910	1,050,730	(1,969,665)	595,121
Total Phoenix New Media Limited shareholders' equity/(deficit)	1,225,012	540,837	551,985	(353,798)	(739,024)	1,225,012
Non-controlling interests	—	(962)	—	(60,427)	—	(61,389)
Total shareholders' equity/(deficit) (2)	1,225,012	539,875	551,985	(414,225)	(739,024)	1,163,623
Total liabilities and shareholders’ equity/(deficit)	1,461,853	1,699,180	669,895	636,505	(2,708,689)	1,758,744

Selected Condensed Consolidated Cash Flows Data

	For the Year Ended December 31, 2024
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
Net cash (used in)/provided by transactions with inter-company entities	—	(151)	213,268	(213,117)	—	—
Net cash (used in)/provided by transactions with other entities	(4,497)	(41,811)	(77,199)	79,204	—	(44,303)
Net cash (used in)/provided by operating activities	(4,497)	(41,962)	136,069	(133,913)	—	(44,303)
Loans paid to inter-company entities (3)	—	(101,735)	(167,640)	(142,504)	411,879	—
Other investing activities	—	(143,798)	139,068	132,248	—	127,518
Net cash (used in)/provided by investing activities	—	(245,533)	(28,572)	(10,256)	411,879	127,518
(Repayment of)/proceeds from loans from inter-company entities (3)	(15,736)	310,144	16,147	101,324	(411,879)	—
Other financing activities	(825)	—	—	(1,076)	—	(1,901)
Net cash (used in)/provided by financing activities	(16,561)	310,144	16,147	100,248	(411,879)	(1,901)

	For the Year Ended December 31, 2023
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
Net cash (used in)/provided by transactions with inter-company entities	—	(41,003)	45,888	(4,885)	—	—
Net cash (used in)/provided by transactions with other entities	(20,850)	42,194	(87,351)	5,180	—	(60,827)
Net cash (used in)/provided by operating activities	(20,850)	1,191	(41,463)	295	—	(60,827)
Loans (paid to)/repaid by inter-company entities (3)	—	(19,354)	294,377	72,427	(347,450)	—
Return of capital from subsidiaries	19,722	19,718	—	—	(39,440)	—
Other investing activities	2,437	666,648	(26,411)	(154,830)	—	487,844
Net cash provided by/(used in) investing activities	22,159	667,012	267,966	(82,403)	(386,890)	487,844
Proceeds from/(repayment of) loans from inter-company entities (3)	10,332	(366,804)	(148,401)	157,423	347,450	—
Return of capital to parent companies	—	(19,722)	(19,718)	—	39,440	—
Other financing activities	(655)	—	—	—	—	(655)
Net cash provided by/(used in) financing activities	9,677	(386,526)	(168,119)	157,423	386,890	(655)

	For the Year Ended December 31, 2022
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
Net cash (used in)/provided by transactions with inter-company entities	—	(73,131)	27,363	45,768	—	—
Net cash used in transactions with other entities	(20,974)	(76,278)	(153,051)	(62,108)	—	(312,411)
Net cash used in operating activities	(20,974)	(149,409)	(125,688)	(16,340)	—	(312,411)
Loans paid to inter-company entities (3)	—	(133,771)	(381,921)	(77,751)	593,443	—
Other investing activities	(2,437)	(219,029)	371,017	79,148	—	228,699
Net cash (used in)/provided by investing activities	(2,437)	(352,800)	(10,904)	1,397	593,443	228,699
(Repayment of)/proceeds from loans from inter-company entities (3)	(64)	459,672	133,712	123	(593,443)	—
Other financing activities	—	—	—	—	—	—
Net cash (used in)/provided by financing activities	(64)	459,672	133,712	123	(593,443)	—

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
(4)
For the years ended December 31, 2022, 2023 and 2024, the VIEs have incurred RMB13.5 million, RMB23.0 million and RMB67.3 million (US$9.2 million), respectively, in fees related to technical services provided to the subsidiaries and subsidiaries concurrently recognized same amounts as revenues.

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

Risks Relating to Our Business and Industry

Risks and uncertainties relating to our business and industry include, but are not limited to, the following:

•
Due to the rapidly evolving market in which we operate, our historical results may not be indicative of our future performance and there can be no assurance that we will be able to meet internal or external expectations of future performance. (Page 19)
•
We expect to continue to rely on advertising to drive a significant portion of our future revenues, and if we fail to retain existing advertisers or attract new advertisers for our advertising services, our business, operating results and growth prospects could be materially affected. (Page 20)
•
We rely in part on application marketplaces, Internet search engines, navigation sites, web browsers and other social media platforms to drive traffic to our PC websites, mobile applications, mobile websites and third-party platform accounts, and if we fail to appear near the top of such search results or rankings, traffic to our PC websites, mobile applications, mobile websites and third-party platform accounts could decline and our business and operating results could be adversely affected. (Page 20)
•
If we are unable to successfully expand our mobile strategy and increase our mobile advertising revenues, our business, operating results and growth prospects could be materially affected. (Page 21)
•
Newsfeed advertising is an important mobile advertising format in China. If we are unable to successfully develop our newsfeed advertising solution and adapt to new changes in advertising formats and trends, our mobile advertising revenues may be materially and adversely affected. (Page 21)
•
Any failure to retain large advertising agencies or attract new agencies on reasonable terms could materially and adversely affect our business. If advertising agencies demand higher service fees, our gross margin may be negatively affected. (Page 21)
•
If we fail to continue to anticipate user preferences and provide high quality content that attracts and retains users, or if we have to cease providing certain content in order to comply with changing regulatory requirements, we may not be able to generate sufficient user traffic to remain competitive. (Page 22)

•
If we have to limit or suspend our services in order to comply with changing and increasingly stringent regulatory requirements, our business, financial condition and results of operation may be materially adversely affected. (Page 22)
•
If we fail to successfully develop and introduce new products and services to meet the preferences of users, our competitive position and ability to generate revenues could be harmed. (Page 22)
•
We intend to continue to explore new business opportunities, and such new businesses may not deliver the expected benefits. (Page 23)
•
Devices such as mobile phones, tablets and other Internet-enabled mobile devices, are widely used to access the Internet, we have to continue to develop products and applications for such devices if we are to maintain or increase our market share and revenues, and we may not be successful in doing so. (Page 23)
•
We operate in highly competitive markets and we may not be able to compete successfully against our competitors. (Page 23)
•
We have contracted with third-party content providers and we may lose users and revenues if these relationships deteriorate or arrangements are terminated. If third-party content providers increase their content licensing fees, our operating results may be negatively affected. (Page 23)
•
We may not be able to continue to receive the same level of support from Phoenix TV Group in the future. We could lose our license and priority over any third party to use Phoenix TV Group’s content and licensed trademarks, which could have an adverse effect on our business and operating results. (Page 23)
•
Any negative development in Phoenix TV’s market position, harm to Phoenix TV’s brand or operations, or regulatory actions or legal proceedings affecting Phoenix TV’s intellectual properties on which our business relies could materially and adversely affect our business and operating results. (Page 24)
•
Negative publicity, rumors or media coverage of our company, our affiliates or business partners could materially and adversely affect our reputation, business and financial condition. (Page 25)
•
If we are unable to keep pace with rapid technological changes in the PC and mobile Internet industries, our business may suffer. (Page 25)
•
Our lack of an Internet audio-visual program transmission license has exposed, and may continue to expose, us to administrative sanctions, including the banning of our paid mobile video services and video advertising services, which would materially and adversely affect our business and results of operation. (Page 25)
•
Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services or to cease the Internet access services provided by third parties to us. In 2024, the vast majority of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties. (Page 26)
•
Failure to obtain NRTA’s approval for introducing and broadcasting foreign television programs could have a material adverse effect on our ability to conduct our business. (Page 26)
•
Failure to obtain certain permits for our advertising services that contain drug-related information would subject us to penalties. (Page 27)
•
If we fail to obtain or maintain all applicable permits and approvals, or fail to comply with PRC regulations, relating to Internet publishing services, our ability to conduct our digital reading business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions. (Page 27)
•
Our business and operating results may be harmed by service disruptions, or by our failure to timely and effectively scale and adapt our existing technology and infrastructure. (Page 27)
•
Security breaches or computer virus attacks could have a material adverse effect on our business prospects and operating results. (Page 27)
•
We are subject to a variety of laws and other obligations regarding cybersecurity, data security and personal information protection in China, and our failure to comply with any of them could result in proceedings against us by governmental entities or others and harm our public image and reputation, which could have a material adverse effect on our business, results of operations and financial condition. (Page 28)
•
New technologies could block our advertisements and desktop clients, and mobile applications may enable technical measures that could limit our traffic growth and new monetization opportunities. (Page 29)

•
If we fail to maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results in accordance with U.S. GAAP may be materially and adversely affected. In addition, investor confidence in us and the market price of our ADSs may decline significantly. (Page 30)
•
Our quarterly revenues and operating results may fluctuate, which makes our operating results difficult to predict and may cause our quarterly operating results to fall short of expectations. (Page 30)
•
The VIEs and their respective shareholders do not own all the trademarks used in their value-added telecommunications services, which may subject them to revocation of their licenses or other penalties or sanctions. (Page 30)
•
We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet businesses and companies, including limitations on our ability to own key assets, such as our PC websites, mobile applications, mobile websites and third-party platform accounts. (Page 31)
•
Our advertising and content distribution business, including UGC, are regulated by the relevant PRC laws and regulations and competent government authorities. If such business operations are considered inappropriate by the competent government authorities, we may be subject to penalties or we may have to interrupt or stop the operation of our PC websites, mobile applications, mobile websites and third-party platform accounts. (Page 32)
•
Content provided on our PC websites, mobile applications, mobile websites and third-party platform accounts may expose us to libel or other legal claims, which may result in costly legal damages. (Page 33)
•
Advertisements on our PC websites, mobile applications, mobile websites and third-party platform accounts may subject us to penalties and other administrative actions. (Page 33)
•
Ineffective implementation of the separation of our advertising sales and regulatory compliance functions may result in insufficient supervision over the content of advertisements shown on our PC websites, mobile applications, mobile websites and third-party platform accounts and may subject us to penalties or administrative actions. (Page 34)
•
We prioritize product innovation and user experience over short-term operating results, which may harm our revenue and operating results. (Page 34)
•
The continuing and collaborative efforts of our senior management, key employees and other employees are crucial to our success, and our business may be harmed if we were to lose their services. (Page 34)
•
Our business and reputation may be harmed by the misconduct or errors of our employees or their failure to perform their duties. (Page 35)
•
We have been in the past and may continue to be subject to complaints, claims, controversies, regulatory actions and legal proceedings, which could have a material adverse effect on our results of operation, financial condition, liquidity, cash flows and reputation. (Page 35)
•
We have granted, and may continue to grant, stock options, restricted shares and restricted share units under our share incentive plans or adopt new share incentive plans in the future, which may result in increased share-based compensation. (Page 35)
•
We have been and expect we will continue to be exposed to intellectual property infringement and other claims, including claims based on content posted on our PC websites, mobile applications, mobile websites and third-party platform accounts, which could be time-consuming and costly to defend and may result in substantial damage awards and/or court orders that may prevent us from continuing to provide certain of our existing services. (Page 36)
•
We may not be able to adequately protect our intellectual property, which could cause us to be less competitive. (Page 37)
•
The discontinuation of any of the preferential tax treatments available to us in China could materially and adversely affect our operating results and financial condition. (Page 37)
•
We have limited business insurance coverage. (Page 38)
•
A prolonged slowdown in the global or PRC economies may materially and adversely affect our operating results, financial condition, prospects and future expansion plans. (Page 38)
•
PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China. (Page 38)
•
We believe we are not an investment company pursuant to Section 3(b)(1) under the Investment Company Act of 1940, as amended, or the 1940 Act, because we believe we are primarily engaged in a non-investment company business, but there can be no assurances that the SEC or the courts will agree with our view. (Page 39)
•
We intend to conduct our business activities to maintain compliance with the 1940 Act and that may negatively impact our ability to operate our business as contemplated. Moreover, if we were deemed an “investment company” under 1940 Act, we could be required to take remedial actions that would further interfere operating our business as contemplated. If we are unable to successfully complete necessary remedial actions, we may face severe legal consequences associated with the operation of an unregistered investment company. (Page 39)
•
We believe we were a passive foreign investment company for 2024, and that there is a material risk that we may be classified as a passive foreign investment company for the current and future taxable years, which could result in adverse United States federal income tax consequences to United States Holders (as defined below). (Page 40)
•
Our strategy of acquiring complementary assets, technologies and businesses may fail and may result in equity or earnings dilution. (Page 40)
•
Failure of our business strategies through our subsidiaries, affiliates and other business alliance partners could negatively affect our financial condition, operating results and reputation. (Page 41)
•
We may have conflicts of interest with some of the affiliated companies we have invested in and, because some of our board members and executive officers may hold positions or have other interests in such companies, we may not be able to resolve such conflicts on terms favorable for us. (Page 42)
•
We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations. (Page 42)

Risks Relating to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

•
Phoenix TV (BVI) owns our Class B ordinary shares with 1.3 votes per share, allowing it and Phoenix TV to exercise control over matters subject to shareholder approval, and their interests may not be aligned with the interests of our other shareholders. (Page 43)
•
We may have conflicts of interest with Phoenix TV and, because of Phoenix TV’s controlling beneficial ownership interest in our company, may not be able to resolve such conflicts on terms favorable for us. (Page 43)
•
If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in Internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we would be subject to severe penalties or be forced to relinquish our interests in those operations. (Page 43)
•
We rely on contractual arrangements with the VIEs in China, and their shareholders, for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interest. (Page 44)
•
The shareholders of the VIEs may have potential conflicts of interest with us. (Page 45)
•
The contractual arrangements with the VIEs may be subject to scrutiny by the PRC tax authorities and may result in a finding that we owe additional taxes or are ineligible for tax exemption, or both, which could substantially increase our taxes owed and thereby reduce our net income. (Page 45)
•
We rely on dividends and other distributions on equity from our PRC subsidiaries to fund any cash and financing requirements we have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business. (Page 45)
•
Strengthened scrutiny over acquisition and disposition transactions by the PRC tax authorities may have a negative impact on us or your disposition of our shares or ADS. (Page 46)

Risks Relating to Doing Business in China

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
•
Fluctuations in exchange rates of the Renminbi could materially affect our reported operating results. (Page 48)
•
The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors, executive officers or the expert named in this annual report may be limited and therefore you may not be afforded the same protection as provided to investors in U.S. domestic companies. (Page 48)
•
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China, based on United States or other foreign laws, against us, our directors, executive officers or the experts named in this annual report and therefore you may not be able to enjoy the protection of such laws in an effective manner. (Page 49)
•
PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the net proceeds from any offshore financing that we may undertake in the future to make loans or additional capital contributions to our PRC subsidiaries and the VIEs. (Page 49)
•
If the PRC government finds that our PRC beneficial owners are subject to the SAFE registration requirement under SAFE Circular 37 and the relevant implementing rules and our PRC beneficial owners fail to comply with such registration requirements, such PRC beneficial owners may be subject to personal liability, our ability to acquire PRC companies or to inject capital into our PRC subsidiaries may be limited, our PRC subsidiaries’ ability to distribute profits to us may be limited, or our business may be otherwise materially and adversely affected. (Page 50)
•
Failure to comply with PRC regulations regarding the registration requirements for stock incentive plans may subject the plan participants or us to fines and other legal or administrative sanctions. (Page 51)
•
The approval, filing or other requirements of the CSRC, CAC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas. Our failure to obtain these approvals, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs. (Page 51)
•
The approval of MOFCOM may be required in connection with the establishment of our contractual arrangements with the VIEs. Our failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs. (Page 52)
•
Governmental regulations of currency conversion may affect the value of your investment. (Page 53)
•
Dividends we receive from our PRC subsidiaries located in the PRC may be subject to PRC withholding tax. (Page 53)
•
We may be deemed a PRC resident enterprise under the CIT Law and be subject to the PRC taxation on our worldwide income. (Page 53)
•
Dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws. (Page 53)
•
We may be required to register our operating offices not located at our residence addresses as branch companies under PRC law. (Page 54)
•
We could be adversely affected by political tensions between the United States and China. (Page 54)
•
The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. (Page 55)
•
If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment. (Page 55)
•
Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act. (Page 56)
•
Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations. (Page 56)

Risks Relating to Our ADSs

Risks relating to our ADSs include, but not limited to, the following:

•
The market price for our ADSs may be volatile which could result in a loss to you. (Page 57)
•
Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline. (Page 57)
•
We fell below the continued listing requirements of the New York Stock Exchange in the past. If we fall below any of the continued listing requirements in the future and cannot regain compliance in time, our ADSs may be delisted and the liquidity and the trading price of our ADSs could be materially and adversely affected. (Page 57)
•
Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. (Page 58)
•
Anti-takeover provisions in our articles of association may discourage a third party from offering to acquire our company, which could limit your opportunity to sell your ADSs at a premium. (Page 58)
•
As a foreign private issuer, we are permitted to, and we may, rely on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers. This may afford less protection to holders of our ordinary shares and ADSs. (Page 58)
•
As a foreign private issuer, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer. (Page 58)
•
We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law. (Page 59)
•
Legislation enacted in the Cayman Islands and the British Virgin Islands as to economic substance may affect our corporate structure and cause us to incur additional compliance costs. (Page 59)
•
Judgments obtained against us by our shareholders may not be enforceable. (Page 60)
•
Holders of ADSs must act through the depositary to exercise their rights as shareholders of our company. (Page 60)
•
The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests. (Page 60)
•
You may be subject to limitations on transfers of your ADSs. (Page 60)
•
Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends or other distributions if it is impractical to make them available to you. (Page 60)

Risks Relating to Our Business and Industry

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

In 2022, 2023 and 2024, we generated 88.7%, 89.5% and 89.6% of our total revenues from advertising services, respectively. Going forward, we expect our net advertising revenues to continue to contribute the majority of our total revenues. Our ability to generate and maintain substantial advertising revenues will depend on a number of factors, many of which are ultimately beyond our control, including but not limited to:

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

Newsfeed advertising is the practice of constantly updating lists of advertisements alongside news and information. It effectively helps mobile applications enlarge their advertising inventory by inserting advertisements into the flow of content, while improving the user experience based on native appearance and contextual relevance, implying greater monetization potential. We expect newsfeed advertising to remain an important mobile advertising format in China. While we had developed and added newsfeed advertising into our mobile applications and mobile websites in late 2016, we are facing an increasingly competitive environment. For example, several mobile applications of other companies, such as QQ news (Tencent), Sina News, NetEase News, Sohu News, and Jinri Toutiao are all competing in newsfeed advertising. If we are unable to successfully develop our newsfeed advertising solution and deliver better return on investment, or ROI, to our advertising clients, our future mobile advertising revenues may be materially and adversely affected. Except for newsfeed advertising, we believe that more types of innovative mobile advertising formats may emerge in the future. If we are unable to swiftly develop and adapt to new changes in advertising formats and trends, our mobile advertising revenues may be materially and adversely affected.

Any failure to retain large advertising agencies or attract new agencies on reasonable terms could materially and adversely affect our business. If advertising agencies demand higher service fees, our gross margin may be negatively affected.

A majority of our net advertising revenues in China were derived from advertising agencies in 2022, 2023 and 2024. We primarily serve our advertisers through advertising agencies and rely on these agencies for sourcing our advertisers and collecting advertising revenue. In consideration for these agencies’ services, the agencies earn advertising agency service fees, which are deducted from our gross advertising revenues. While advertising agencies in China commonly increase their agency service fees on a sliding scale basis along with increased volume of business, if our agency service fees increase at a materially disproportional rate relative to our gross advertising revenues, our operating results may be negatively affected. We do not have long-term or exclusive arrangements with these agencies, and we cannot assure you that we will continue to maintain favorable relationships with them. If we fail to maintain favorable relationships with large advertising agencies or attract additional agencies, we may not be able to retain existing advertisers or attract new advertisers and our business and operating results could be materially and adversely affected.

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

Phoenix TV is a leading global Chinese language TV network broadcasting premium content globally and into China. In November 2009, our PRC subsidiary, Fenghuang On-line, entered into a cooperation agreement with Phoenix TV, or the Phoenix TV Cooperation Agreement, under which Fenghuang On-line and Phoenix TV agreed to certain cooperative arrangements in the areas of content, branding, promotion and technology. Pursuant to the Phoenix TV Cooperation Agreement, in November 2009 each of Tianying Jiuzhou and Yifeng Lianhe entered into a program content license agreement, or Content License Agreement, with Phoenix Satellite Television Company Limited, a subsidiary of Phoenix TV, and a trademark license agreement, or 2009 Trademark License Agreement, with Phoenix Satellite Television Trademark Limited. On December 8, 2017, Tianying Jiuzhou and Yifeng Lianhe each entered into a new trademark license agreement, or the 2017 Trademark License Agreements, with Phoenix Satellite Television Trademark Limited to replace the 2009 Trademark License Agreement. Since the execution of the 2017 Trademark License Agreements in 2017, we and Phoenix TV Group have amended and renewed the agreements on several occasions. On April 1, 2025, we terminated the 2017 Trademark License Agreement and all of the amendments thereto and each of Tianying Jiuzhou and Yifeng Lianhe entered into a new trademark license agreement with Phoenix Satellite Television Company Limited, or the 2025 Trademark License Agreements, to grant Tianying Jiuzhou and Yifeng Lianhe the right to use the trademarks and to sublicense relevant trademarks to our affiliated companies for the purpose of account registration on any third-party platforms, which has a term of three years ending on March 31, 2028. Therefore, the 2025 Trademark License Agreements remained the trademark license agreements in effect as of the date of this annual report. On the other hand, the effective Program License Agreement is a new program resource license and cooperation agreement between Phoenix New Media (Hong Kong) Company Limited and Phoenix Satellite Television Holdings Limited dated April 26, 2024, or the 2024 Program Resource License and Cooperation Agreement, which has a term of one year starting from August 24, 2024 and ending on August 23, 2025. According to the 2024 Program Resource License and Cooperation Agreement, Phoenix Satellite Television Company Limited grants Phoenix New Media (Hong Kong) Company Limited exclusive right to broadcast copyrighted video content of Phoenix TV from (i) all television channels of Phoenix TV and its subsidiaries and (ii) third-party platforms on the internet in mainland China, with such content also broadcasted on the television channels of Phoenix TV and its subsidiaries. Phoenix TV also grants Phoenix New Media (Hong Kong) Company Limited the right to sublicense such contents. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements and Transactions with Phoenix TV and Certain of its Subsidiaries” for more information about the terms of these agreements.

We believe that our use of Phoenix TV Group’s logos helps to affiliate us with the brand of Phoenix TV Group, which helps to enhance our own brand. In addition, the video contents licensed by Phoenix TV Group are crucial to our services and business. If the aforementioned existing agreements expire and we cannot reach new agreements with Phoenix TV Group before the expiration, we may not be able to obtain rights to use Phoenix TV Group’s content and licensed trademarks on our platforms on commercially reasonable terms, with any priority or at all, which would have negative effects on our paid services business, and may also negatively affect our video advertising business. Together, these impacts could have an adverse effect on our business, operating results and financial condition.

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

Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services or to cease the Internet access services provided by third parties to us. In 2024, the vast majority of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties.

We are required to obtain an Internet news license from CAC for the dissemination of news through our PC websites, mobile applications, mobile websites and third-party platform accounts. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Internet News Dissemination.” Tianying Jiuzhou submitted an application to the CAC to apply for the Internet news license when the relevant regulation came into effect and we have been trying our best to obtain the license. However, as of the date of this annual report, the CAC has not issued an Internet news license to Tianying Jiuzhou. Based on the opinion of our PRC counsel, Zhong Lun Law Firm, as a result of Tianying Jiuzhou’s lack of an Internet news license, the CAC or applicable cyberspace administrator at the provincial level may order us to cease our Internet information services or to cease the Internet access services provided by third parties to us and impose a fine on us of not more than RMB30,000. In 2024, the vast majority of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties; and therefore if we are ordered to cease such services, our business, financial condition and results of operation will be materially and adversely affected.

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

On September 24, 2024, the State Council issued the Regulations on Network Data Security Management, or the Data Security Regulations, which took effect on January 1, 2025. The Data Security Regulations provide that processors of important data are subject to a series of specific obligations, and cyber data processors whose cyber data processing activities affect or may affect national security shall be subject to national security review. We are required to comply with corresponding obligations if some of our business operations are determined by regulatory authorities as involving processing important data. Moreover, the Data Security Regulations provide no further explanation or interpretation for the criteria on determining the risks that “affect or may affect national security”. Given that the Data Security Regulations are relatively new, there remain uncertainties as to their interpretation and application.

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

As of December 31, 2024, our management has concluded that our internal control over financial reporting is effective. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” While the effectiveness of our internal controls over financial reporting as of December 31, 2024 has been audited by our independent registered public accounting firm, as stated in their report which appears herein, we may not be able to always maintain an effective internal control over financial reporting for a variety of reasons. Among others, we are based in China, an emerging market where the overall internal control environment may not be as strong as in more established countries. If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to maintain compliance with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Tianying Jiuzhou and Yifeng Lianhe are currently engaged in the provision of value-added telecommunications services and each of them has obtained ICP Licenses from MIIT or its local counterpart in Beijing. In addition, Tianying Jiuzhou owns our material domain names, including ifeng.com, and, as of March 31, 2025, owned six registered trademarks that were transferred to it from Phoenix Satellite Television Trademark Limited. Tianying Jiuzhou and Yifeng Lianhe continue to use certain of Phoenix TV’s logos that are currently licensed from Phoenix Satellite Television Company Limited, a wholly owned subsidiary of Phoenix TV, in their value-added telecommunications services. Therefore, we are not currently in compliance with the MIIT 2006 Notice.

We have designed propriety logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2025, Tianying Jiuzhou owned 481 PRC registered trademarks, six of which were transferred from Phoenix Satellite Trademark Limited, and Yifeng Lianhe owned 62 PRC registered trademarks. Despite our having registered many trademarks used in our value-added telecommunications business operations, we may continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Company Limited.

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
•
Uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices, give rise to the risk that some of our permits, licenses or operations may be subject to challenge, which may be disruptive to our business, subject us to sanctions or require us to increase capital, compromise the enforceability of relevant contractual arrangements, or have other adverse effects on us. The numerous and often vague restrictions on acceptable content in China subject us to potential civil and criminal liability, temporary blockage of our PC websites, mobile applications, mobile websites and third-party platform accounts or complete shut-down of the above-mentioned sites. For example, the State Secrecy Bureau, which is directly responsible for the protection of state secrets of all Chinese government and Chinese Communist Party organizations, is authorized to block any websites or mobile applications it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information. In addition, the newly amended Law on Preservation of State Secrets, which became effective on May 1, 2024, provides that whenever an Internet service provider detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security, public security or secrecy authorities. As per request of the authorities of state security, public security or state secrecy, the Internet service provider should delete any contents on its websites or mobile applications that may lead to disclosure of state secrets and conduct technical processing on relevant equipment. Failure to do so on a timely and adequate basis may subject the service provider to liability and certain penalties imposed by the State Security Bureau, Ministry of Public Security, National Administration of State Secrets Protection and/or MIIT or their respective local counterparts.
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

As of December 31, 2024, we had a content screening team of six employees and more than 140 outsourced staff members who are responsible for monitoring and preventing the public release of inappropriate or illegal content, including professionally produced content, content from Phoenix TV, our in-house produced content and UGC on our PC websites, mobile applications and mobile websites or through our services. In addition to the staff of our content screening team, we also take advantage of the assistance of AI technology to ensure the efficiency and safety of content monitoring. Although we have adopted internal procedures to monitor the content displayed on our PC websites, mobile applications and mobile websites, we may not be able to identify all the content that may violate relevant laws and regulations. Failure to identify and prevent inappropriate or illegal content from being displayed on our PC websites, mobile applications and mobile websites may subject us to liability.

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

Defending litigations or other claims against us is costly and can impose a significant burden on our management and employees, and there can be no assurances that favorable final outcomes will be obtained in all cases. For example, we have been subject to various legal proceedings in connection with certain intellectual property infringement and personality rights infringement and have paid damages for some of those legal proceedings. In 2022, 2023 and 2024, we incurred damages of RMB3.1 million, RMB3.9 million and RMB3.1 million, respectively. See “— We have been and expect we will continue to be exposed to intellectual property infringement and other claims, including claims based on content posted on our PC websites, mobile applications, mobile websites and third-party platform accounts, which could be time-consuming and costly to defend and may result in substantial damage awards and/or court orders that may prevent us from continuing to provide certain of our existing services.” and “Item 4. Information on the Company—B. Business Overview—Legal and Administrative Proceedings” for more information.

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

We adopted a share option plan in June 2008, a restricted share and restricted share unit plan in March 2011 and a share option scheme in June 2018. As of March 31, 2025, options to purchase 19,386,000 Class A ordinary shares granted under the 2008 share option plan and the 2018 share option scheme were outstanding. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors, Supervisors and Executive Directors—Share Incentive Plans.” For the years ended December 31, 2022, 2023 and 2024, we recorded RMB7.9 million, RMB3.7 million and RMB1.5 million (US$0.2 million), respectively, in share-based compensation. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant stock options to employees in the future. We intend to grant additional stock options to our employees going forward, and we may adopt new share incentive plans in the future, which we expect will further increase our share-based compensation. If we continue to grant share options in the future, our share-based compensation will increase accordingly.

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

In order to strengthen the protection of intellectual property right, Chinese government and courts are improving the judicial system for resolving intellectual property disputes in China. As intellectual property litigation is becoming more common in China, we face increased risk of being sued for potential intellectual property infringements. Third parties may take action and file claims against us if they believe that certain content on our site violates their copyrights or other related legal rights. We have been subject to such claims in the PRC. Government authorities may also impose administrative penalties on us if they find that we have infringed third parties’ intellectual property rights. In October 2015, the National Copyright Bureau imposed a fine of RMB250,000 on Tianying Jiuzhou for disseminating on our PC websites, mobile applications and mobile websites one work of literature that we licensed from third parties that were alleged to have no legal rights to license such work. In November 2016, China Youth Book Inc. and Dewey Press LLC filed a claim against Tianying Jiuzhou and our company for intellectual property infringement of such work based on the above-mentioned finding of the National Copyright Bureau, and the related claim for damage was approximately RMB235.8 million, even though the actual income we generated from such work was less than RMB1,500. This claim was withdrawn by the plaintiffs in January 2018. In April 2018, we received notices from the local court that the plaintiffs have filed a lawsuit against us again for the same claim, with the related claim for damages reduced to approximately RMB99.8 million. In April 2020, we received the judgment from the local court which ordered us to pay the plaintiffs a total of approximately RMB1.0 million as economic compensation and reimbursement of the plaintiff’s reasonable expenses. After the plaintiff filed an appeal against the judgment made by the local court, the appellate court made the final judgment in December 2020 and upheld the local court’s decision. Tianying Jiuzhou has subsequently paid a total of approximately RMB1.0 million in damages to the plaintiff and fulfilled its obligation under the judgment. In June 2021, the plaintiff applied for a retrial with the Supreme People’s Court and the Supreme People’s Court conducted a hearing on the matter of retrial. On April 7, 2023, the Supreme People’s Court has rendered its decision and dismissed the plaintiff’s application for retrial. The plaintiff also applied to the People’s Procuratorate of Beijing Municipality in May 2024 to initiate the litigation supervision procedure for this case. However, the People’s Procuratorate of Beijing Municipality made a decision in November 2024, not to support the application filed by the plaintiff. In 2024, we also received some complaints and claims from third parties alleging intellectual property infringements by us, although some of the complainants have not provided necessary proofs of title or infringements. While we are negotiating with theses complainants and some of these claims are still pending as of the date of this annual report, we cannot assure you that we will not be proved to have infringed their intellectual property rights or be required to pay any compensation. For more information, see “Item 4. Information on the Company—B. Business Overview—Legal and Administrative Proceedings.”

In addition, our platforms were open to Internet users for uploading text and images and our we-media vertical obtained content produced by a large number of we-media publishers, such as we-media outlets, public intellectual, commentators, scholars, key opinion leaders, or KOLs and professors. As a result, content posted by our users, including we-media publishers and other Internet users, may expose us to allegations by third parties of infringement of intellectual property rights, invasion of privacy, defamation and other violations of third-party rights. Pursuant to our user agreement, users agree not to use our services in a way that is illegal, obscene or may otherwise violate generally accepted codes of ethics. However, given the volume of content uploaded, it is not possible and we do not attempt to identify and remove all potentially infringing content uploaded or published by our users, which may subject us to various claims by third parties.

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

Fenghuang On-line was qualified as an HNTE in 2020 and 2023, and therefore, Fenghuang On-line was subject to a 15% income tax rate in the reporting periods from 2022 to 2024. Fenghuang Yutian was qualified as an HNTE in 2020 and 2023, and therefore, Fenghuang Yutian was subject to a 15% income tax rate in the reporting periods from 2022 to 2024. Fenghuang Borui was qualified as an HNTE in 2021 and 2024, and therefore, Fenghuang Borui was subject to a 15% income tax rate in the reporting periods from 2022 to 2024. Tianying Jiuzhou was qualified as an HNTE in 2020, and therefore, Tianying Jiuzhou was subject to a 15% income tax rate in 2022, and was subject to a 25% income tax rate in 2023 and 2024. See “Item 10. Additional Information—E. Taxation.”

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

The global financial markets experienced opportunities and challenges side by side in 2024. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns over regional instability and tension, such as the relationship among China and other Asian countries, which may result in, or intensify potential conflicts in relation to, territorial disputes, and the trade disputes between the United States and China. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. As China shifts from high-speed to high-quality growth, China’s gross domestic product growth decelerated since 2012. According to the National Bureau of Statistics of China, China’s gross domestic product growth was at 5% in 2024. Since demand for our paid and advertising services are sensitive to macro-economic conditions globally and in the PRC, our business prospects may be affected by the macroeconomic environment. Any prolonged slowdown or contraction in the global or PRC economy may have a material adverse effect on our business, operating results and financial condition, and continued turbulence in the international markets may materially and adversely affect our ability to access the capital markets to meet liquidity needs.

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

Under Section 3(a)(1)(C), however, because certain of our term deposits and short-term investments may be viewed as investment securities, we believe that we were at times during previous years deemed a prima facie investment company because we owned investment securities with a cumulative value exceeding 40% of the value of our total assets (exclusive of cash items and government securities) on an unconsolidated basis. As of December 31, 2023 and 2024, less than 40% of the Company’s assets, exclusive of cash items and U.S. government securities and on an unconsolidated basis consisted of investment securities. Therefore, at certain periods of time during previous years we relied upon Section 3(b)(1) under the 1940 Act to avoid being deemed an investment company.

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

We also intend that, over time, we will reallocate our liquid assets into more cash items so that investment securities will make up less of our assets. As of December 31, 2023, we were able to decrease our percentage of investment securities to below 40% of our assets, exclusive of cash items and U.S. government securities, on an unconsolidated basis and had remained such percentage at below 40% as of December 31, 2024. As a result, we no longer need to rely on Section 3(b)(1) to be exempt from the definition of an investment company provided under Section 3(a)(1)(C) of the 1940 Act because we are now able to directly satisfy the test under Section 3(a)(1)(C) on an unconsolidated basis. We also intend to limit new strategic investments to those opportunities which would present excellent opportunities to complement or enhance our main businesses or would otherwise assist us in achieving our current corporate objectives without materially increasing the amount of investment securities held by our company. There can be no assurances that our efforts in these areas will be successful and, accordingly, we cannot assure you that our company will be successful at maintaining its asset composition in compliance with Section 3(a)(1)(C) at all times or that our company will always be able to rely on Section 3(b)(1).

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

We believe we were a passive foreign investment company for 2024, and that there is a material risk that we may be classified as a passive foreign investment company for the current and future taxable years, which could result in adverse United States federal income tax consequences to United States Holders (as defined below).

Based upon the past and projected composition of our income and assets, and the valuation of our assets, we believe we were a “passive foreign investment company,” or PFIC, for 2024, and that there is a material risk that we may be classified as a PFIC for the current and future taxable years. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets and the value of our assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes for any taxable year in which: (i) at least 75% of our gross income is passive income, or (ii) at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Consequences—Passive Foreign Investment Company.”

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

In August 2020, we acquired 6.04% equity interest in Humanistic Intelligence Inc., or Humanistic Intelligence through a series of debt restructuring and share exchange transactions. As the investment in Humanistic Intelligence is redeemable at the option of us, it is not considered in-substance common stock but considered debt securities. Our investment in Humanistic Intelligence is classified as available-for-sale debt investments and reported at fair value. We had fully written down the whole investment in Humanistic Intelligence and recognized an impairment loss related to credit losses of RMB6.0 million in 2022. As of December 31, 2024, the fair value of investment in Humanistic Intelligence was nil.

We made substantial investments in Particle in the form of investments and loans in the past. Particle operates Yidian, a personalized news and life-style information application in China that allows users to define and explore desired content on their mobile devices. In 2019, we entered into a share purchase agreement with Run Liang Tai Management Limited, or Run Liang Tai, and its designated entities and entered into a series of supplemental agreements thereafter, for our sale of 235,051,527 convertible redeemable preferred shares of Particle. The transaction was arranged to deal in several installments and the last batch transaction was closed on October 19, 2020. We recognized a gain on disposal of available-for-sale debt investments of RMB1,143.8 million and RMB573.9 million in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2019 and 2020, respectively. In September 2022, we paid the withholding tax related to the disposal of available-for-sale debt investments in Particle and recognized an income tax benefit of RMB64.4 million, which represented the difference between the actual withholding tax paid in 2022 and the previously accrued withholding tax. In August 2020, we acquired 4,584,209 Series D1 preferred shares of Particle from Run Liang Tai with a fair value of US$6.2 million, which were previously pledged to us to secure the repayment of an interest-free loan with the principal of approximately US$9.7 million granted by us to Run Liang Tai. As of the date of this annual report, we held 4,584,209 Series D1 convertible redeemable preferred shares of Particle, which had been accounted for as available-for-sale debt investments, representing an aggregate of approximately 0.60% equity interest in Particle on an as-if converted basis (which reflected the completion of the issuance of additional shares under Particle’s share incentive plan). The fair value of our available-for-sale debt investments in Particle was RMB0.3 million (US$0.04 million) as of December 31, 2024. Total accumulated unrealized loss on available-for-sale debt investments recorded in accumulated other comprehensive income excluding tax effect were RMB41.8 million (US$5.7 million) as of December 31, 2024.

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

In November 2018, we acquired a 10% equity interest in Yitong Technology (Hangzhou) Limited, or Yitong Technology, by investing in newly issued shares of Yitong Technology with a total consideration of RMB13.0 million. Yitong Technology mainly engages in big data application development and operation in China. As of December 31, 2024, the carrying value of our equity investment in Yitong Technology was RMB13.0 million (US$1.8 million).

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

In May 2020, our board of directors approved an investment program in selected venture capital funds, according to which, we signed the relevant agreements in relation to a total amount of RMB90.0 million investments and acquired partnership interests in three funds. As of December 31, 2022, we made a total of RMB90.0 million investments in these three funds. Investments in two of such funds with total considerations of RMB60.0 million were accounted for under equity method as significant influence could be imposed by us, and the investment in the other fund of RMB30.0 million was accounted for using the net asset value as a practical expedient under ASC 820. In December 2023, one venture capital fund accounted for under equity method returned investment capital contribution of RMB1.1 million to us, which was calculated on a pro rata basis. The carrying value of investments in the three funds as of December 31, 2024 were RMB57.4 million (US$7.9 million). The changes in the carrying value of investments in the three funds were mainly attributable to the changes in estimated fair value of the underlying investments held by the funds.

In December 2020, we acquired, through Tianying Jiuzhou, approximately 3.7773% partnership interests in Guangzhou Kesheng Jiada Network Partnership, or Kesheng Jiada, with a consideration of RMB10.0 million, representing 1.0% indirect equity interest in 4K Garden Network Technology (Guangzhou) Co., Ltd., or 4K Garden, a company that focuses on developing 4K ultra HD content ecosystem and related technology and 5G+ ultra HD application technology platform. Kesheng Jiada is a special purpose vehicle that holds equity interest in 4K Garden. As the investments in Kesheng Jiada lack readily determinable fair values, we elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. In January 2021, we acquired additional 1.8886% partnership interests in Kesheng Jiada, representing 0.5% indirect equity interest in 4K Garden, with a consideration of RMB5.0 million. As of December 31, 2024, the carrying value of the equity investment was RMB15.0 million (US$2.1 million).

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

Phoenix TV (BVI), a wholly owned direct subsidiary of Phoenix TV, owned 55.0% of our total issued and outstanding shares as of March 31, 2025. Moreover, all shares held by Phoenix TV (BVI) are Class B ordinary shares with 1.3 votes per share. As a result, Phoenix TV (BVI) held 61.4% of the total voting power of our ordinary shares as of March 31, 2025. Accordingly, Phoenix TV (BVI), and Phoenix TV through Phoenix TV (BVI), have substantial control over the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, and their interests may not align with the interests of our other shareholders. Phoenix TV (BVI) may take actions that are not in the best interest of us or our other shareholders and may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit our other shareholders. This significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors’ perception that conflicts of interest may exist or arise.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in Internet and mobile businesses. Specifically, pursuant to the Regulations for Administration of Foreign-Invested Telecommunications Enterprises issued by the State Council on December 11, 2001 and amended on September 10, 2008, February 6, 2016 and March 29, 2022, foreign ownership in an Internet content provider or other value-added telecommunication service providers may not exceed 50%, unless it is otherwise provided for by the state. We conduct our operations in China principally through contractual arrangements among our wholly-owned PRC subsidiary, Fenghuang On-line, and two VIEs in the PRC, namely, Tianying Jiuzhou and Fenghuang Ronghe, and their respective shareholders. Fenghuang Ronghe holds 100% equity interest of Yifeng Lianhe. Yifeng Lianhe holds the licenses and permits necessary to conduct our mobile business in China, while Tianying Jiuzhou holds the licenses and permits necessary to conduct our Internet portal, video, mobile business, and Internet advertising and related businesses in China. Our contractual arrangements with Tianying Jiuzhou and Fenghuang Ronghe, and their respective shareholders enable us to have the power to direct the activities that most significantly impact the economic performance of these entities and provide us with economic benefits of these entities and hence treat them as the VIEs and consolidate their results. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

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

We and our non-PRC subsidiaries rely on dividends and other distributions on equity from our PRC subsidiaries, for our cash requirements, including the funds necessary to repay the short-term loans or service any debt we may incur. If our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Fenghuang On-line currently has in place with the respective VIEs in a manner that would materially and adversely affect the ability of Fenghuang On-line to pay dividends and other distributions to us. Further, relevant PRC laws, rules and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, determined in accordance with accounting standards and regulations of China. Our PRC subsidiaries must set aside at least 10% of after-tax income each year to reserve funds prior to payment of dividends until the cumulative fund reaches 50% of their respective registered capital. As a result of these PRC laws, rules and regulations, our PRC subsidiaries are restricted from transferring a portion of their net assets to us whether in the form of dividends. There is no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer cash. Any limitation on the ability of our PRC subsidiaries to pay dividends to us and our non-PRC subsidiaries could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, repay loans or otherwise fund and conduct our business. For more details of the hypothetical taxes that we might be required to pay within mainland China, see “—Taxation on Dividends or Distributions” and “Item 5. Operating and Financial Review and Prospects —B. Liquidity and Capital Resources—PRC Regulations Related to Profit Appropriation, Withholding Tax on Dividends and Foreign Currency Exchange”.

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

The exchange rates between the Renminbi and the U.S. dollar, Euro and other foreign currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. In 2022, the RMB depreciated approximately 8.2% against the U.S. dollar; in 2023, the RMB depreciated approximately 2.9% against the U.S. dollar; and in 2024, the RMB depreciated approximately 2.8% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. It remains unclear what further fluctuations may occur or what impact this will have on our results of operations.

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

As an offshore holding company of our PRC subsidiaries and the VIEs, we may make loans to our PRC subsidiaries and the VIEs, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our subsidiary or the VIEs in China are subject to PRC regulations, registrations and/or approvals. For example, if we provide loans to our PRC subsidiaries, the total amount of such loans may not exceed the statutory limit, i.e., the difference between its total amount of investment and its registered capital, or certain amount calculated based on elements including capital or net assets and the cross-border financing leverage ratio (“Macro-prudential Management Mode”) under relevant PRC laws and the loans must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE, and such loans need to be registered with the SAFE or filed with SAFE in its information system. We may also provide loans to the VIEs under the Macro-prudential Management Mode. According to a notice issued on January 13, 2025 by the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudent Adjustment Parameter for Cross-border Financing, the limit for the total amount of foreign debt under the Macro-prudential Management Mode is increased to three and a half times from three times of their respective net assets. Moreover, any medium or long-term loan to be provided by us to our consolidated affiliated entities or other domestic PRC entities must also be registered with the National Development and Reform Commission or NDRC. We may also determine to finance our PRC subsidiaries by means of capital contributions. These capital contributions shall go through record-filing procedures from competent administration for market regulation. Because the VIEs are domestic PRC enterprises, we are not likely to finance their activities by means of capital contributions due to regulatory issues relating to foreign investment in domestic PRC enterprises, as well as the licensing and other regulatory issues.

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

Furthermore, the Opinions on Strictly Cracking Down on Illegal Securities Activities issued on July 6, 2021 emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” Subsequently, CAC, NDRC, MIIT and other ten PRC regulatory authorities jointed issued the Cybersecurity Review Measures and CAC issued the Data Security Regulations which further strengthened the cybersecurity review measures. For more details, please see “Risks Relating to Our Business and Industry—We are subject to a variety of laws and other obligations regarding cybersecurity, data security and personal information protection in China, and our failure to comply with any of them could result in proceedings against us by governmental entities or others and harm our public image and reputation, which could have a material adverse effect on our business, results of operations and financial condition.”

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

Political tensions between the United States and China have escalated in recent years due to, among other things, the trade war between the two countries since 2018, the COVID-19 outbreak, the PRC National People’s Congress’ passage of Hong Kong national security legislation, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government, various executive orders issued by former U.S. President Donald J. Trump such as the one issued in August 2020 that prohibits certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and the respective subsidiaries of such companies, the executive order issued in November 2020 that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies” named in such executive order, as well as the executive order issued in January 2021 that prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain “Chinese connected software applications”, including Alipay and WeChat Pay, as well as the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by MOFCOM, on January 9, 2021 which will apply to Chinese individuals or entities that are purportedly barred by a foreign country’s law from dealing with nationals or entities of a third country. In October 2022, the U.S. government implemented comprehensive export controls to restrict the export of advanced semiconductors and the equipment required to manufacture them to China. Starting from February 2025, the U.S. government imposed a series of tariff increases on imports from China. Following the recent announcement by President Trump on April 9, 2025, the tariffs on imports from China have been raised to 145%. In response to the multiple rounds of tariff increases by the U.S. government, China also announced several rounds of retaliatory tariffs on goods imported from the U.S., raising the rate to 125%. There may be further development to the tariff policy that is currently unpredictable. Rising political tensions between China and the U.S. could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may have the effect of restricting our ability to transact or otherwise do business with entities within or outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. If we were unable to conduct our business as it is currently conducted as a result of such regulatory changes, our business, results of operations and financial condition would be materially and adversely affected.

Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets, and delisting China-based companies from U.S. national securities exchanges. In January 2021, after reversing its own delisting decision, the NYSE ultimately resolved to delist China Mobile, China Unicom and China Telecom in compliance with the executive order issued in November 2020, after receiving additional guidance from the U.S. Department of Treasury and its Office of Foreign Assets Control. These delistings have introduced greater confusion and uncertainty about the status and prospects of Chinese companies listed on the U.S. stock exchanges. On April 9, 2025, amid the escalation of trade war between the U.S. and China, the U.S. Secretary of the State, Scott Bessent, indicated the possibility of delisting U.S.-listed China-based issuers. If any further such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States such as us, and we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S. such as the NYSE or the Nasdaq Stock Market or that you will always be allowed to trade our shares or ADSs.

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

Following the Statement of Protocol signed between the PCAOB and the China Securities Regulatory Commission and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our registered public accounting firm, is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this annual report or at the time of issuance of the audit report included herein. As a result, we were not identified as an SEC-idenfitied issuer under the HFCA Act after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 that included an audit report issued by our registered public accounting firm. As such, we are not required to satisfy additional disclosure requirement for SEC-identified issuers that are also foreign issuers in this annual report, and we do not expect to be identified as an SEC-identified issuer in 2025. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in mainland China or Hong Kong is obstructed by the PRC authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCA Act. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future.

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

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law or the FIL, which took effect on January 1, 2020, and replaced the existing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, or Old FIE Laws, together with their implementation rules and ancillary regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Foreign Investment.” Meanwhile, the Implementation Rules to the Foreign Investment Law came into effect as of January 1, 2020, which clarified and elaborated the relevant provisions of the Foreign Investment Law. However, uncertainties still exist in relation to interpretation and implementation of the FIL, especially in regard to, including, among other things, the nature of variable interest entities contractual arrangements. While FIL does not define contractual arrangements as a form of foreign investment explicitly, however, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in the PRC through other means as provided by laws, administrative regulations or the State Council, we cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over the VIEs through contractual arrangements will not be deemed as foreign investment in the future. In the event that any possible implementing regulations of the FIL, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, or if any of our operations through contractual arrangements is classified in the “restricted” or “prohibited” industry in the future “negative list” under the FIL, our contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind the variable interest entity contractual arrangements and/or dispose of any affected business. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the FIL, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations, which could cause the value of our ADSs to significantly decline or become worthless.

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

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2025, we had 576,517,237 ordinary shares outstanding, including 317,325,360 Class B ordinary shares and 259,191,877 Class A ordinary shares part of which are represented by 5,327,746 ADSs. All ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding are available for sale upon the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. In addition, ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

Our company is subject to Cayman Islands economic substance legislation (“ESA”) requiring that where our company carries on a relevant activity (as defined in the ESA) it must maintain economic substance within the Cayman Islands, including adequate premises and employees within the Cayman Islands. As an entity subject to the ESA, our company is required to assess its operations to determine the required compliance (if any) with the ESA, to file an annual notification with the Cayman Islands Registrar of Companies disclosing whether our company is carrying out any relevant activities within the meaning of the ESA and an annual return with the Department of International Tax Co-Operation. Where applicable, our company must establish that its operations satisfy the economic substance requirements of the ESA. Our company is required to monitor its operations to ensure it remains in compliance with all requirements under the ESA. Failure to satisfy these requirements may subject us to penalties under the ESA.

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

As there are still uncertainties regarding the interpretation and implementation of the Cayman ES Act and the BVI ES Act, it is not possible at this stage to be definitive as to the extent of substance that our company or the BVI Subsidiary will be required to have in the Cayman Islands or BVI respectively.

We will make all endeavors to ensure our company and the BVI Subsidiary comply with the economic substance requirements under the relevant legislation. However, in doing so, our company and the BVI Subsidiary may incur additional compliance costs (such as payment of fees for attending to annual filings with the relevant governmental authorities); and/or if our company or the BVI Subsidiary fail to satisfy the economic substance test set out in the Cayman ES Act or the BVI ES Act (as the case may be), we and the BVI Subsidiary may initially be subject to penalties in accordance with the Cayman ES Act and the BVI ES Act respectively.

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

Our principal executive offices are located at Floor 25, Tower B, POSCO Center, Hongtai East Street, Wangjing, Chaoyang District, Beijing 100102, People’s Republic of China. Our telephone number at this address is +(86) 10 6067 6000. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

B. Business Overview

We are a leading new media company in China providing premium content through an integrated Internet platform accessible across devices including PCs and mobile devices. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, we enable consumers to access professional news and other quality information via their preferred devices. Our content is organized into key verticals including news, military affairs, video, technology, finance, real estate, entertainment, sports, automobile, and digital reading. Our main content distribution channels include our PC websites, mobile news application, mobile video application, mobile digital reading applications and mobile Internet websites. We also act as a unique and quality content provider for multiple third-party channels. The appeal of our brand is enhanced by its affiliation with the “Phoenix” (“鳳凰”) brand of Phoenix TV.

In 2024, we earned revenues from advertising and paid services, which accounted for 89.6% and 10.4% of our total revenues, respectively. We report advertising revenues on a net basis, after deducting the agency service fees we pay to advertising agencies and the value-added tax, or VAT, and the cultural development fee. Building on our core competencies of content production capability, dedication to serious journalism and cutting-edge technology, we continue to create values for our advertising clients. Our paid services revenues comprise (i) revenues from paid contents and (ii) revenues from E-commerce and others. In 2024, we derived 63.7% of our paid services revenues from paid content and 36.3% from E-commerce and others.

Our Relationship with Phoenix TV

We are a subsidiary of Phoenix TV, a leading Hong Kong-based satellite TV network broadcasting Chinese language content globally and into China. Phoenix TV indirectly owned 55.0% of our ordinary shares and 61.4% of the voting power of our ordinary shares as of March 31, 2025.

We entered into several sets of trademark and program content licensing agreements with Phoenix TV or certain of its subsidiaries in the past and continue to use certain copyrighted content and trademarks provided by Phoenix TV Group. Currently, under the 2025 Trademark License Agreements, we have the right to use certain trademarks containing the double-phoenix logo and the Chinese or English words of “Phoenix New Media” or “ifeng” which helps to affiliate us with the brand of Phoenix TV Group and helps to enhance our own brand. In addition, under the 2024 Program Resource License and Cooperation Agreement, we also have the right to continue to use Phoenix TV Group’s copyrighted video content on our websites and our mobile applications.

We have a mutually beneficial relationship with Phoenix TV. We and Phoenix TV share a common vision of the convergence of traditional and new media channels, and work together to realize this vision. Pursuant to the Program License Agreements, Phoenix TV Group agreed to grant Tianying Jiuzhou, Yifeng Lianhe and Fengyu Network the license to use Phoenix TV Group’s copyrighted content from three television channels of Phoenix TV Group for our various media services in China (excluding Hong Kong, Macau and Taiwan). After the Program License Agreements expired in May 2019, Phoenix TV Group adjusted the scope of license granted to Tianying Jiuzhou and Yifeng Lianhe according to the 2020 Program Resource License and Cooperation Agreement. Tianying Jiuzhou and Yifeng Lianhe later terminated the 2020 Program Resource License and Cooperation Agreement and Tianying Jiuzhou entered into the 2021 Program Resource License and Cooperation Agreement. In April 2024, in anticipation of the upcoming expiry of the 2021 Program Resource License and Cooperation Agreement, Phoenix New Media (Hong Kong) Company Limited entered into the 2024 Program Resource License and Cooperation Agreement to continue the license from Phoenix TV. We believe that our and Phoenix TV’s active promotion of one another’s brands on our respective Internet-enabled and TV platforms helps to grow our combined audience synergistically. In addition, we and Phoenix TV Group work closely on major world news events coverages, and provide joint advertising services to each other's advertisers.

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

Our Content

Content selection, editing and production are core focuses of our business. We strive to deliver the most up-to-date, in-depth, exclusive and thought-provoking content to our users. For example, we provide professionally generated content through content licensing agreements with leading third-party providers such as China News Service, Xinhua News Agency and the Huanqiu.com, and top Chinese image suppliers. In addition, under the 2024 Program Resource License and Cooperation Agreement with Phoenix TV Group, we hold exclusive rights to broadcast copyrighted video content of Phoenix TV from (i) all television channels of Phoenix TV and its subsidiaries and (ii) third-party platforms on the internet in mainland China, with such content also broadcasted on the television channels of Phoenix TV and its subsidiaries.

Our core competitive edge lies in our original content production capabilities. Our diverse content matrix spans genres like in-depth commentary, investigative reporting, interviews, and premium IP production, delivered through text, image, video and livestreaming. For example, our mini-documentary series Journey ("旅途"), which earned the China Documentary Top 10 Award, portrayed the lives of ordinary people, spotlighting their personal aspirations in a compelling format. Our original columns and programs each carry a distinct voice and style aligned with our branding identity. This approach not only enhances our brand image, but also fosters a unique connection with users and advertisers, unlocking sustainable, long-term value from our brand equity.

We also enrich our users’ online reading experience by offering a plenty of high-quality literary content, including science fiction, urban romantic fiction, and mystery novels. Furthermore, we are adapting these works into online series, comic books, audiobooks and short-form videos to broaden our content portfolio and meet evolving audience demands.

Content Verticals

Our content covers a wide spectrum of user-targeted subjects. We currently provide over 39 interest-based verticals, each of which features integrated text, image, video and livestreaming content and embedded interactive services, such as user surveys and comment postings. Our users can access all of our interest-based verticals’ content through PC and mobile devices. Our most popular verticals include:

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
•
Digital Reading. Our digital reading vertical brings together a wealth of literary works, offering a variety of online novels in different genres for readers to satisfy the diverse reading preferences of our users.
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

Content Editing and Production

Content editing and production are critical components of our content production process. We had a team of 213 editors as of December 31, 2024 organized generally by interest-based vertical. We believe that we possess a strong ability to select and distill compelling news stories and frame issues for our users in a distinctive way. Beyond distributing a large amount of news and information in a timely manner, we provide independent social commentary and analyses. We not only edit our videos, primarily consisting of news, documentaries and interviews into short clips but also organize our content by interest-based vertical and segment it further by featured topic. To produce an engaging user experience, we actively combine text, image, video and live broadcasting content.

Content Monitoring

We implement monitoring procedures for all of our published content to remove inappropriate or illegal content, including but not limited to we-media and UGC from our discussion forum, comments postings and user survey services. As of December 31, 2024, our content screening team consists of six employees and more than 140 outsourced staff members who are responsible for monitoring and preventing the public release of inappropriate illegal content. In addition to the staff of our content screening team, we also take advantage of the assistance of AI technology to ensure the efficiency and safety for our content monitoring. Text, images and video content are screened by our content screening team, which reviews the content on a 24-hour, 3-shift basis and employs monitoring procedures, including (i) technology screening, where a text filtering system screens content based on pre-set key words and identifies suspected information; and (ii) manual review, where the content that passes the technology screening is reviewed by the content screening team and the flagged content identified by our technology is reviewed and confirmed before it can be released. For technology screening, the machine recognizes the video and image content and we use an in-house developed identification system in order to comply with PRC regulatory requirements regarding Internet content.

Our Content Distribution Channels

We provide our content and services through three major channels, including our PC channel, our mobile channel and third-party channel. We also transmit our content to TV viewers, primarily through Phoenix TV. Together, these distribution channels form an integrated platform that combines text, image, video and livestreaming, using diverse interactive formats to offer users a rich, personalized and engaging experience. We generate advertising revenues and paid services revenues through these channels.

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

Our Sources of Revenues

Advertising Services

We provide advertising services through our PC, mobile and third-party channels. Our advertising team consists of direct sales, agency sales, advertising technology and products support, customer support, advertising design and production, resource management, advertising strategy and sales promotion and other functions.

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

We have a diverse advertising client base, including both Chinese and international brand advertisers. Our top ten advertisers accounted for 22.2% of our total gross advertising revenues in 2024. Our advertisers generally are in the Internet services, automobile, liquor, public service, financial services, e-commerce, communication services, food & beverages, appliance, retail services, etc. In 2024, we strengthened our collaboration with Phoenix TV, which allows us to synergize our resources and client bases, creating a richer and more comprehensive suite of marketing solutions for a broader advertiser base.

Paid Services

Paid services revenues mainly consist of revenues from paid content and E-commerce. Revenues generated from paid contents include fees from digital reading and revenues from the sales of audio books and other content-related sales activities. E-commerce revenues are generated from the sales of goods through our e-commerce platform or other third-party platforms. The following table sets forth the percentage contribution of our various paid services to our paid services revenues and our total revenues in 2024.

Paid Services Offerings	% of Paid Service Revenues	% of Total Revenues
Paid contents
Digital reading, audio books and other content-related sales	63.7%	6.6%
E-commerce and others
E-commerce, MVAS and others	36.3%	3.8%

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

Marketing and Promotion

We employ a variety of traditional and online marketing programs and promotional activities as part of our overall marketing strategy to build our brand. Our focus is on enhancing brand awareness and expanding our user base through proactive public relations efforts, as well as innovative and interactive marketing campaigns and events.

In September 2024, we co-hosted the 2024 Bay Area Financial Summit with Phoenix TV. The summit brought together elite figures from the political, business, and academic sectors, both domestically and internationally. The event not only addressed macroeconomic issues but also showcased the content innovation capabilities of the Phoenix media ecosystem through original content and in-depth reporting, achieving widespread content dissemination. Through deep collaboration with government, business, and academic circles, we further solidified our brand position and laid the groundwork for future commercial partnerships.

We believe that our distinguished content and high-quality services lead to strong word-of-mouth promotion, which drives consumer awareness of our brand in China. In addition, our engagement in philanthropic activities, such as our Activist League (“行动者联盟”), helps associate our brand with social responsibility. In November 2024, we hosted The Activist League Charity Gala in Beijing, which is a charity event where philanthropist, media, celebrities jointly promote social welfares. The live stream of the event had over 5 million views, and the related Weibo topic garnered 400 million reads, reinforcing our brand’s commitment to social responsibility and deepens our connection with socially conscious audiences.

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

Research and Development

We continued to improve our advertising solution products as well as focus on improving our convergence model across PC, mobile and TV in order to provide our users easier access to our premium content through any device. In particular, we continued to introduce and improve our mobile applications and strengthened commercial products in certain of our verticals. For example, we internally developed an analytic platform named Fengyan (“凤眼”) to track and analyze certain real-time user behavior data under user consent. Through Fengyan we can better understand user’s profile and reading preference, and provide reference data for future content production and performance advertising solution. We also have an in-house Data Management Platform to better analyze and manage advertising data and help improve the targeting accuracy of advertisements. Another platform we launched is Fengyu (“凤羽”). Fengyu is a customizable and self-service marketing solution that operates under a bidding system. Customers are able to target users based on gender, age, geographic location, interests, device type, etc. Customers can place performance-based ads directly by themselves using our self-service advertising system. We launched Fengyi (“凤翼”), another customizable marketing solution, catering to premium advertising demands. Following the success of these two platforms, we decided to develop Fengfei (“凤飞”), an advertising platform that we built based on in-app advertisement solutions. The platform enables mobile application developers with less traffic to access our commercial resources, advertising data, and service capabilities through a set of advertising monetization solutions. In 2022, 2023 and 2024, our total technology and product development expenses, including related share-based compensation, were RMB131.8 million, RMB82.7 million and RMB70.8 million (US$9.7 million), respectively.

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

Cloud Computing. We have built a distributed file system, which provides file access services to our content management system, and is anticipated to power our streaming media service and core storage for CDN nodes. We have commenced our distributed computing platforms project, which provides large-scale computer capacity support for our raw access log and transcoding computing-intensive applications. With cloud computing, we benefit from extremely flexible and scalable computing and storage resources, which increase utilization of resources and significantly reduce computing costs.

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

While we believe that our integrated platforms business model and targeted user base is unique, on the whole, from other companies in China, we compete with other content and service providers for user traffic, advertising revenues and fee-based services. On Internet content and service provision, we compete primarily with Baidu, Inc., NetEase, Inc., Sina Corporation, Sohu.com Limited and Tencent Technology Limited. Besides, especially among mobile newsfeed sector, we primarily compete against ByteDance (Jinri Toutiao). In terms of video content, we compete with a number of online video companies, including ByteDance (Douyin), Kuaishou, Youku, iQIYI and Tencent video.

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

We are committed to living up to our social responsibilities and to facilitate meaningful public affairs dialogue. Leveraging our own advantages as a media company and our brand influence, we provide public welfare information and organize charity events through our media platform to gather resources from charitable organizations, media partners and caring enterprises, with the aim of promoting charity, facilitating public welfare and environmental protection projects and making contributions to the society's sustainable development. For example, we launched the Activist League in 2016, aiming at establishing a charity event platform for the mutual aid and cooperation among charitable organizations, creative industries, celebrities and caring companies, and through the platform providing extra media resources and corporate support to the charitable parties. Meanwhile, the platform also gathers and selects from all sectors of the society innovative charity projects, which are suitable for dissemination through new media, covering a multiple of areas such as caring for autistic children, environmental protection and animal protection, etc. In the past six years, the Activist League has launched a series of solutions focusing on wildlife protection and child safety issues, such as the Tape Pledge and Brave Babe, which not only won awards both at home and abroad, facilitated the spread of the social design concept in

China, but also earned high recognition from the United Nations through promoting the practice of the United Nations’ Sustainable Development Goals in China and around the world. Girls Protection, an important project of the Activist League, has brought children sexual abuse prevention and puberty health education courses to 31 provinces in China, covering over three million children and over 0.5 million parents. In November 2024, the Activist League platform also held the 2024 Activist League Charity Gala in Beijing.

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

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. We also enter into confidentiality, non-compete and invention assignment agreements with our employees and consultants and nondisclosure agreements with selected third parties. We had 383 PRC software registrations and owned 53 domain names, including ifeng.com, as of March 31, 2025.

We have also designed proprietary logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2025, Tianying Jiuzhou owned 481 PRC registered trademarks, six of which were transferred from Phoenix Satellite Trademark Limited, and 27 international registered trademarks, include three Hong Kong registered trademarks and three Macau registered trademarks, and Yifeng Lianhe owned 62 PRC registered trademarks. Tianying Jiuzhou and Yifeng Lianhe continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Company Limited. For information about the risks related to our use of licensed trademarks and our plans to remedy such risks, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The VIEs and their respective shareholders do not own all the trademarks used in their value-added telecommunications services, which may subject them to revocation of their licenses or other penalties or sanctions.”

Employees

We had 893, 743 and 672 employees as of December 31, 2022, 2023 and 2024, respectively. The table below sets forth the number of employees categorized by function as of December 31, 2024:

Function	Number of Employees
Management and administration	107
Content development	213
Mobile products and services	54
Technology and product development	88
Sales and marketing	210
Total	672

The number of our employees decreased from 743 as of December 31, 2023 to 672 as of December 31, 2024 primarily because we implemented cost control measures and optimized our employee structure to increase operating efficiency.

As of December 31, 2024, we had 566, 23 and 36 employees located in Beijing, Shanghai and Guangzhou, respectively, and 47 employees located in other locations in China. Currently we do not have any employees located outside of China.

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

Facilities

In March 2025, we moved our executive office to Floor 25, Tower B, POSCO Center, Hongtai East Street, Chaoyang District, Beijing 100102, People’s Republic of China. We maintain a number of offices in Beijing, Shanghai and Guangzhou under leases. As of December 31, 2024, we leased an aggregate of 7,796.72 square meters of office space in Beijing and 3,809.14 square meters of office space in other regions in China for use as office space for our employees. After we moved our executive office in March 2025, the total office space we leased in Beijing reduced to 7,262.3 square meters as of March 31, 2025.

We believe that our leased facilities are adequate to meet our needs for the foreseeable future, and that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansions.

Legal and Administrative Proceedings

From time to time, we are involved in claims and legal proceedings that arise in the ordinary course of business. We are currently a party to certain legal proceedings and claims, which in the opinion of our management, adequate provisions have been recorded to cover the probable loss of those that can be reasonably estimated, while other claims are considered would not have material adverse effect, individually or in the aggregate, on our financial position, results of operations or cash flows. From January 1, 2024 to March 31, 2025, we have been subject to 216 cases in the PRC, 129 of which have been concluded. The aggregate amount of damages awards and settlements paid by us was RMB3.6 million. Government authorities may also impose administrative penalties on us if they find that we have infringed third parties’ intellectual property rights.

In November 2016, China Youth Book Inc. and Dewey Press LLC filed a claim against Tianying Jiuzhou and our company for intellectual property infringement of such work based on the above-mentioned finding of the National Copyright Bureau, and the related claim for damage was approximately RMB235.8 million, even though the actual income we generated from such work was less than RMB1,500. This claim was withdrawn by the plaintiffs in January 2018. In April 2018, we received notices from the local court that the plaintiffs have filed a lawsuit against us again for the same claim, with the related claim for damages reduced to approximately RMB99.8 million. In April 2020, we received the judgment from the local court, which ordered us to pay the plaintiffs a total of approximately RMB1.0 million as economic compensation and reimbursement of the plaintiff’s reasonable expenses. After the plaintiff filed an appeal against the judgment made by the local court, the appellate court made the final judgment in December 2020 and upheld the local court’s decision. Tianying Jiuzhou has subsequently paid a total of approximately RMB1.0 million in damages to the plaintiff and fulfilled its obligation under the judgment. In June 2021, the plaintiff applied for a retrial with the Supreme People’s Court and the Supreme People’s Court conducted a hearing on the matter of retrial. On April 7, 2023, the Supreme People’s Court has rendered its decision and dismissed the plaintiff’s application for retrial. The plaintiff also applied to the People’s Procuratorate of Beijing Municipality in May 2024 to initiate the litigation supervision procedure for this case. However, the People’s Procuratorate of Beijing Municipality made a decision in November 2024, not to support the application filed by the plaintiff.

Litigation is subject to inherent uncertainties and our view of these matters may change in the future. There exists the possibility of a material adverse impact on our financial position, results of operations or cash flows for the period in which the unfavorable outcome occurs, and potentially in future periods.

Regulatory Matters

Licenses and Permissions Requirements

Except for as disclosed in “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our lack of an Internet audio-visual program transmission license has exposed, and may continue to expose, us to administrative sanctions, including the banning of our paid mobile video services and video advertising services, which would materially and adversely affect our business and results of operation,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services or to cease the Internet access services provided by third parties to us. In 2024, the vast majority of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain NRTA’s approval for introducing and broadcasting foreign television programs could have a material adverse effect on our ability to conduct our business,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain certain permits for our advertising services that contain drug-related information would subject us to penalties,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain or maintain all applicable permits and approvals, or fail to comply with PRC regulations, relating to Internet publishing services, our ability to conduct our digital reading business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions,” we have received all material permissions that are, or may be, required for our operations in China, and no material permission has been denied from us by relevant authorities in China. As of the date of this annual report, we have not been informed by any PRC government authority of any requirement for us to obtain permission for issuance of our ADSs to foreign investors. However, there remains some uncertainty as to how the relevant PRC laws, rules and regulations will be interpreted or implemented. In addition, rules and regulations in China can change quickly with little advance notice. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be subject to cybersecurity review by regulatory authorities of the PRC in the future” and “Item 3. Key Information—D. Risk Factors —Risks Relating to Doing Business in China— The approval of the China Securities Regulatory Commission, or the CSRC, may have been required in connection with our initial public offering. Our failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.”

The below table sets forth material permissions and/or licenses we have obtained for our operations in China.

Company Name	Company Status	Name of Permission/License	Governing Government Authority
Tianying Jiuzhou	One of the VIEs	Value-added Telecommunications Business Operating License	Beijing Communications Administration
Tianying Jiuzhou	One of the VIEs	Value-added Telecommunications Business Operating License	Ministry of Industry and Information Technology of the People’s Republic of China
Tianying Jiuzhou	One of the VIEs	Online Culture Operating Permit	Beijing Municipal Bureau of Culture and Tourism
Tianying Jiuzhou	One of the VIEs	Publication Operation Permit	Chaoyang District People’s Government of Beijing Municipality
Tianying Jiuzhou	One of the VIEs	Permit for Radio and Television Program Production and Operation	Beijing Municipal Radio and Television Bureau
Tianying Jiuzhou	One of the VIEs	Commercial Performance License	Beijing Municipal Bureau of Culture and Tourism
Tianying Jiuzhou	One of the VIEs	Telecommunications Code Number Resources Operating Certificate	Ministry of Industry and Information Technology of the People’s Republic of China
Tianying Jiuzhou	One of the VIEs	Network Publication Service License	National Press and Publication Administration
Tianying Jiuzhou	One of the VIEs	Internet Religious Information Service License	Beijing Committee for Ethnic and Religious Affairs
Tianying Jiuzhou	One of the VIEs	Filing of Internet Information Service Algorithm	the Cyberspace Administration of China
Yifeng Lianhe	Subsidiary of one of the VIEs	Value-added Telecommunications Business Operating License	Beijing Communications Administration
Yifeng Lianhe	Subsidiary of one of the VIEs	Value-added Telecommunications Business Operating License	Ministry of Industry and Information Technology of the PRC
Yifeng Lianhe	Subsidiary of one of the VIEs	Online Culture Operating Permit	Beijing Municipal Bureau of Culture and Tourism
Yifeng Lianhe	Subsidiary of one of the VIEs	Publication Operation Permit	Beijing Municipal Bureau of Press and Publication
Yifeng Lianhe	Subsidiary of one of the VIEs	Internet Medicine Information Service Qualification Certificate	Beijing Municipal Medical Products Administration
Yifeng Lianhe	Subsidiary of one of the VIEs	Telecommunications Code Number Resources Operating Certificate	Ministry of Industry and Information Technology of the People’s Republic of China
Yifeng Lianhe	Subsidiary of one of the VIEs	Filling of Third-party Platform Provider for Online Food Trading	Beijing Municipal Medical Products Administration
Yifeng Lianhe	Subsidiary of one of the VIEs	Filing of Foreign Trade Business Operators	Chaoyang District Commerce Bureau of Beijing Municipality
Yifeng Lianhe	Subsidiary of one of the VIEs	Customs Record Return Receipt for Consignees and Consignors of Import and Export Goods	Chaoyang District Customs District of Beijing Municipality P.R.China
Yifeng Lianhe	Subsidiary of one of the VIEs	Filing Certificate of Art Operators	Chaoyang District Bureau of Culture and Tourism of Beijing Municipality
Yifeng Lianhe	Subsidiary of one of the VIEs	Filing of Blockchain Information Service	the Cyberspace Administration of China
Yifeng Lianhe	Subsidiary of one of the VIEs	Filing for Operation of Class II Medical Devices	Chaoyang District Market Regulation Administration of Beijing Municipality
Yifeng Lianhe	Subsidiary of one of the VIEs	Filing for Online Sales of Medical Devices	Chaoyang District Market Regulation Administration of Beijing Municipality
Fengyu Network	Subsidiary of one of the VIEs	Value-added Telecommunications Business Operating License	Beijing Communications Administration
Fengyu Network	Subsidiary of one of the VIEs	Online Culture Operating Permit	Beijing Municipal Bureau of Culture and Tourism
Fengyu Network	Subsidiary of one of the VIEs	Publication Operation Permit	Beijing Municipal Bureau of Press and Publication
Fengyu Network	Subsidiary of one of the VIEs	Permit for Radio and Television Program Production and Operation	Beijing Municipal Radio and Television Bureau
Fengyu Network	Subsidiary of one of the VIEs	Commercial Performance License	Beijing Municipal Bureau of Culture and Tourism
Fengyu Network	Subsidiary of one of the VIEs	Filing Certificate of Art Operators	Chaoyang District Bureau of Culture and Tourism of Beijing Municipality
Beijing Fengyue Culture Technology Co., Ltd.	Subsidiary of one of the VIEs	Value-added Telecommunications Business Operating License	Beijing Communications Administration

Beijing Fengyue Culture Technology Co., Ltd.	Subsidiary of one of the VIEs	Online Culture Operating Permit	Beijing Municipal Bureau of Culture and Tourism
Beijing Fengyue Culture Technology Co., Ltd.	Subsidiary of one of the VIEs	Permit for Radio and Television Program Production and Operation	Beijing Municipal Radio and Television Bureau
Beijing Fengyue Culture Technology Co., Ltd.	Subsidiary of one of the VIEs	Publication Operation Permit	Beijing Municipal Bureau of Press and Publication
Beijing Fengyue Culture Technology Co., Ltd.	Subsidiary of one of the VIEs	Filing Certificate of Art Operators	Chaoyang District Bureau of Culture and Tourism of Beijing Municipality
Huanyou Tianxia	Subsidiary of one of the VIEs	Telecommunication and Information Services Business License	Beijing Communications Administration
Huanyou Tianxia	Subsidiary of one of the VIEs	Publication Operation Permit	Beijing Municipal Bureau of Press and Publication
Huanyou Tianxia	Subsidiary of one of the VIEs	Food Operation Licenses	Chaoyang District Market Regulation Administration of Beijing Municipality
Fenghuang On-line	Our PRC subsidiary	Certificate of High-tech Enterprise	Beijing Municipal Science & Technology Commission, Beijing Municipal Finance Bureau, Beijing Municipal Tax Bureau
Fenghuang On-line	Our PRC subsidiary	Zhongguancun Science Part High and New Technology Enterprise	Administrative Commission of Zhongguancun Science Park
Fenghuang Yutian	Our PRC subsidiary	Certificate of High-tech Enterprise	Beijing Municipal Science & Technology Commission, Beijing Municipal Finance Bureau, Beijing Municipal Tax Bureau
Fenghuang Borui	Our PRC subsidiary	Certificate of High-tech Enterprise	Beijing Municipal Science & Technology Commission, Beijing Municipal Finance Bureau, Beijing Municipal Tax Bureau

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

On September 6, 2024, MOFCOM and the NDRC released the Special Management Measures (Negative List) for the Access of Foreign Investment (2024 Version), which became effective on November 1, 2024, to replace the previous Negative List. On October 26, 2022, the MOFCOM and the NDRC released the Catalog of Industries for Encouraging Foreign Investment (2022 Version), which became effective on January 1, 2023, to replace the previous Encouraging Catalogue.

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

Administrative Measures on Internet Information Services (2024, revised), or the Internet Measures. According to the Internet Measures, a commercial ICP service operator must obtain an ICP License from MIIT or its provincial level counterparts before engaging in any commercial ICP service in PRC. When the ICP service involves areas of news, publication, education and other industry and, if required by relevant laws and regulations, prior approval from the respective regulatory authorities must be obtained prior to applying for the ICP License. Moreover, an ICP service operator must display its ICP License number in a conspicuous location on its websites.

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

Administrative Provisions on Internet Information Service Algorithm Recommendation (2022). The Administrative Provisions on Internet Information Service Algorithm Recommendation implements classification and hierarchical management for algorithm recommendation service providers based on varies criteria, and stipulates that algorithm recommendation service providers with public opinion attributes or social mobilization capabilities shall submit the relevant information within ten business days from the date of providing such services and go through the record-filing formalities. Algorithmic recommendation service providers are required to provide users with options that are not specific to their personal characteristics, or provide users with convenient options to cancel algorithmic recommendation services. If the users choose to cancel the algorithm recommendation service, the algorithm recommendation service provider shall immediately stop providing relevant services. Algorithmic recommendation service providers shall provide users with the function to select or delete user labels of personal characteristics, which are used for algorithmic recommendation services. In violation of such provisions, the algorithm recommendation service providers may be ordered to effect rectification by the relevant competent authorities; where they fail to effect rectification or if the circumstances are serious, a fine of no less than RMB10,000 but no more than RMB100,000 may be imposed, and the relevant competent authorities may order them to suspend information updating. As of the date of this annual report, we have completed such record-filing formalities. There is uncertainty as to whether we will be able to complete such record-filing.

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

Regulations for Administration of Foreign-Invested Telecommunications Enterprises (2022, revised), or the FITE Regulations, which took effect on May 1, 2022. Under the FITE Regulations, a foreign entity is prohibited from owning more than 50% of the total equity interest in any value-added telecommunications service business in the PRC, unless it is otherwise provided for by the state.

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

We have designed proprietary logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2025, Tianying Jiuzhou owned 481 PRC registered trademarks, six of which were transferred to it from Phoenix Satellite Trademark Limited, and Yifeng Lianhe owned 62 PRC registered trademarks. Tianying Jiuzhou and Yifeng Lianhe continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Company Limited. Therefore, we are currently not in compliance with the MIIT 2006 Notice.

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

Regulation of Online Transmission of Audio-Visual Programs

Pursuant to the Certain Decisions on the Entry of the Non-State-owned Capital into the Cultural Industry, and the Several Opinions on Canvassing Foreign Investment into the Cultural Sector promulgated in 2005, non-State-owned capital and foreign investors are not allowed to conduct the business of transmitting audio-visual programs via an information network. On March 23, 2021, NRTA issued the revised Administrative Provisions on Audio-Visual Program Services through Private Network and Targeted Communication, or the 2021 A/V Provisions. Pursuant to these provisions, “audio-visual program services through private network and targeted communication” refer to radio and TV program and other audio-visual program services to a targeted audience with all types of fixed or mobile electronic equipment, such as TV, cellphone, as terminal recipients, and through setting up virtual private network through local area networks and Internet or with Internet and other information networks as targeted transmission channels, including the provision of contents, integrated broadcast control, transmission and distribution, and other activities conducted by such forms as Internet protocol television (IPTV), private network mobile TV, and Internet TV. Any provider who engages in aforesaid service must obtain a license from NRTA. Foreign-invested enterprises are not allowed to engage in the above business.

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

In order to comply with these laws and regulations, we submitted an application to CAC for the Internet news license and we have been trying our best to obtain the license. However, we have not been granted such license as of the date of this annual report and cannot assure you that we may be able to obtain one. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services or to cease the Internet access services provided by third parties to us. In 2024, the vast majority of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties.”

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

Regulation of Information Security and Censorship

Applicable PRC laws and regulations specifically prohibit the use of Internet infrastructure where it may breach public security, distribute content harmful to the stability of society or disclose state secrets. It is mandatory for Internet companies in the PRC to complete security filing procedures and regularly update information security and censorship systems for their websites with the local public security bureau. In addition, the newly amended Law on Preservation of State Secrets, which became effective on May 1, 2024, provides that whenever an Internet service provider detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report such violation to the state security, public security authorities or secrecy authorities. Upon request of state security, public security or state secrecy authorities, the Internet service provider must delete any contents on its websites that may lead to disclosure of state secrets and conduct technical processing on relevant equipment. Failure to do so on a timely and adequate manner may subject the Internet service provider to liability and certain penalties enforced by the State Security Bureau, the Ministry of Public Security, National Administration of State Secrets Protection and/or MIIT or their respective local counterparts.

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

On June 14, 2022, the CAC issued a revised version of the Administrative Provisions on Mobile Internet Application Information Services (the “APP Provisions”), which basically reflects the regulatory development since 2016 and further emphasizes that mobile internet app providers shall comply with the relevant provisions on the scope of necessary personal information when engaging in personal information processing activities. According to the APP Provisions, mobile internet app providers shall not compel users to agree to non-essential personal information collection out of any reason and are prohibited from banning users from their basic functional services due to the users’ refusal of providing non-essential personal information.

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

On August 25, 2017, the CAC promulgated the Administrative Provisions on Internet Follow-up Comment Services, which became effective on October 1, 2017 and were re-issued on December 15, 2022, pursuant to which Internet follow-up comment services refers to the services of publishing transcripts, symbols, expressions, pictures, audio and video and other information offered by Internet websites, applications and other platforms with public opinion attribute or social mobilization capability by way of comment, reply, message, bullet screen and using other means. The Internet follow-up comment service providers shall strictly assume the primary responsibilities and discharge the obligations according to the law, including, among other things:

•
verify the real identity information of registered users following the principle of using real name at background and volunteering to do so at foreground and forbid the provision of Internet follow-up comment services for users whose real identity information is not verified or who fraudulently use the identity information of organizations or others;
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

On September 24, 2024, the Regulations on Network Data Security Management, or the Data Security Regulations, were issued by the State Council, which took effect on January 1, 2025. The Data Security Regulations reiterate and refine the general regulations for cyber data processing activities and rules of personal information protection, important data security protection, cyber data cross-border transfer security management, and the responsibilities of online platform service providers. In particular, the Data Security Regulations provide that cyber data processors whose cyber data processing activities affect or may affect national security shall be subject to national security review in accordance with the relevant regulations. Moreover, the Data Security Regulations provide certain obligations of the processors of important data, such as conducting risk assessment and reporting to the competent authorities for their network data handling activities on an annual basis.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, which took effect on September 1, 2022. The Measures for the Security Assessment of Data Cross-border Transfer requires the data processor providing data overseas and falling under any of the following circumstances to apply for the security assessment of cross-border data transfer by the national cybersecurity authority through its local counterpart: (i) where the data processor intends to provide important data overseas; (ii) where the critical information infrastructure operator and any data processor who has processed personal information of more than 1,000,000 individuals intend to provide personal information overseas; (iii) where any data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients accumulatively since January 1 of the last year intends to provide personal information overseas; and (iv) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC. Furthermore, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment, under which the data processor shall focus on certain factors including, among others, the legitimacy, fairness and necessity of the purpose, scope and method of data cross-border transfer and the data processing of overseas recipients, the risks that the cross-border data transfer may bring to national security, public interests and the legitimate rights and interests of individuals or organizations as well as whether the cross-border data transfer related contracts or the other legally binding documents to be entered with overseas recipients have fully included the data security protection responsibilities and obligations. On March 22, 2024, the CAC, issued the Guidelines for Declaring Data Cross-border Security Assessment (Second Edition), which further clarifies the scope of application, declaration methods and processes of data cross-border security assessment. On February 24, 2023, the CAC promulgated the Measures for Standard Contracts for Cross-border Transfers of Personal Information, together with a template of such standard contract as an annex to the Measures, which took effect on June 1, 2023. Pursuant to the Measures, a personal information processor may enter into the Standard Contract and provide it along with the personal information protection impact assessment report to relevant governmental authorities for filing to ensure the legality of a cross-border transfer of personal information outside the territory of PRC if the following conditions are satisfied: the personal information processor (i) is not a critical information infrastructure operator; (ii) processes personal information of less than one million individuals; (iii) has provided personal information of less than 100,000 individuals overseas in aggregate since January 1 of the preceding year; and (iv) has provided sensitive personal information of less than 10,000 individuals overseas in aggregate since January 1 of the preceding year. For the outbound transfer of personal information that has already happened before the Measures takes effect, if it is found that any such transfer is not in compliance with the Measures, rectification shall be completed within six months upon the effective date of the Measures. Failure to complete such rectification within the prescribed period may result in penalties imposed by the competent governmental authorities. On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flows, which further clarify the implementation rules of existing systems to facilitate the cross-border flow of data, including, among others, relaxing the conditions for the cross-border transfer of data and narrowing the scope of security assessment on the cross-border transfer of data.

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

C. Organizational Structure

Our Corporate Structure

The following diagram illustrates our corporate structure as of December 31, 2024, including our subsidiaries, the VIEs and their subsidiaries, which are significant subsidiaries as defined in rule 1-02(w) of Regulation S-X:

Aligned with our business strategies, we have made the following investments in subsidiaries, affiliates and other business alliance partners in various Internet-related businesses.

In August 2020, we acquired 6.04% equity interest in Humanistic Intelligence through a series of debt restructuring and share exchange transactions. As the investment in Humanistic Intelligence is redeemable at the option of us, it is not considered in-substance common stock but considered debt securities. Our investment in Humanistic Intelligence is classified as available-for-sale debt investments and reported at fair value. We had fully written down the whole investment in Humanistic Intelligence and recognized an impairment loss related to credit losses of RMB6.0 million in 2022. As of December 31, 2024, the fair value of investment in Humanistic Intelligence was nil.

We made substantial investments in Particle in the form of investments and loans in the past. Particle operates Yidian, a personalized news and life-style information application in China that allows users to define and explore desired content on their mobile devices.

In 2019, we entered into a share purchase agreement with Run Liang Tai Management Limited, or Run Liang Tai, and its designated entities and entered into a series of supplemental agreements thereafter, for our sale of 235,051,527 convertible redeemable preferred shares of Particle. The transaction was arranged to deal in several installments and the last batch transaction was closed on October 19, 2020. We recognized a gain on disposal of available-for-sale debt investments of RMB1,143.8 million and RMB573.9 million in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2019 and 2020, respectively. In September 2022, we paid the withholding tax related to the disposal of available-for-sale debt investments in Particle and recognized an income tax benefit of RMB64.4 million, which represented the difference between the actual withholding tax paid in 2022 and the previously accrued withholding tax. In August 2020, we acquired 4,584,209 Series D1 preferred shares of Particle from Run Liang Tai with a fair value of US$6.2 million, which were previously pledged to us to secure the repayment of an interest-free loan with the principal of approximately US$9.7 million granted by us to Run Liang Tai. As of the date of this annual report, we held 4,584,209 Series D1 convertible redeemable preferred shares of Particle, which had been accounted for as available-for-sale debt investments, representing an aggregate of approximately 0.60% equity interest in Particle on an as-if converted basis (which reflected the completion of the issuance of additional shares under Particle’s share incentive plan). The fair value of our available-for-sale debt investments in Particle was RMB0.3 million (US$0.04 million) as of December 31, 2024. Total accumulated unrealized loss on available-for-sale debt investments recorded in accumulated other comprehensive income excluding tax effect were RMB41.8 million (US$5.7 million) as of December 31, 2024.

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

In November 2018, we acquired a 10% equity interest in Yitong Technology, by investing in newly issued shares of Yitong Technology with a total consideration of RMB13.0 million. Yitong Technology mainly engages in big data application development and operation in China. As our equity investment in Yitong Technology has preferred liquidation rights, it is not considered as in-substance common stock, and should be measured at fair value, with changes in the fair value recognized through net income/(loss). As the investments in Yitong Technology lack readily determinable fair values, we elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. As of December 31, 2024, the carrying value of our equity investment in Yitong Technology was RMB13.0 million (US$1.8 million).

In January 2020, we and an independent third party proposed to jointly operate advertising business. One of our wholly-owned subsidiaries, Fengqingyang, underwent an increase in share capital and as a result, we and the third-party hold 60% and 40% of the equity interest in Fengqingyang, respectively. We continue to consolidate Fengqingyang.

In May 2020, our board of directors approved an investment program in selected venture capital funds, according to which, we signed the relevant agreements in relation to a total amount of RMB90.0 million investments and acquired partnership interests in three funds. As of December 31, 2022, we made a total of RMB90.0 million investments in these three funds. Investments in two of such funds with total considerations of RMB60.0 million were accounted for under equity method as significant influence could be imposed by us, and the investment in the other fund of RMB30.0 million was accounted for using the net asset value as a practical expedient under ASC 820. In December 2023, one venture capital fund accounted for under equity method returned investment capital contribution of RMB1.1 million to us, which was calculated on a pro rata basis. The carrying value of investments in the three funds as of December 31, 2024 were RMB57.4 million (US$7.9 million). The changes in the carrying value of investments in the three funds were mainly attributable to the changes in estimated fair value of the underlying investments held by the funds.

In December 2020, we acquired, through Tianying Jiuzhou, approximately 3.7773% partnership interests in Kesheng Jiada with a consideration of RMB10.0 million, representing 1.0% indirect equity interest in 4K Garden, a company that focuses on developing 4K ultra HD content ecosystem and related technology and 5G+ ultra HD application technology platform. Kesheng Jiada is a special purpose vehicle that holds equity interest in 4K Garden. As the investments in Kesheng Jiada lack readily determinable fair values, we elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. In January 2021, we acquired additional 1.8886% partnership interests in Kesheng Jiada, representing 0.5% indirect equity interest in 4K Garden, with a consideration of RMB5.0 million. As of December 31, 2024, the carrying value of the equity investment was RMB15.0 million (US$2.1 million).

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

We have consolidated the financial results of each of Tianying Jiuzhou and Fenghuang Ronghe and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. In 2024, revenues from Tianying Jiuzhou, Fenghuang Ronghe and their subsidiaries accounted for 47.9% of our total revenues.

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

Pursuant to the Technical Service Agreements, the VIEs have each agreed to pay to Fenghuang On-line an amount equal to a certain percentage of their respective annual revenues, plus a special service fee for certain services rendered by Fenghuang On-line at the request of the relevant VIE. However, the Technical Service Agreements also provide that notwithstanding such agreement as to payment, the actual amount of the service fee may be adjusted upon mutual agreement of the parties. Historically, the VIEs have deducted relevant costs and expenses from the amount that is subject to the service fee payment. In 2022, 2023 and

2024, the VIEs transferred technical service fees of RMB13.5 million, RMB23.0 million and RMB67.3 million (US$9.2 million), respectively, to Fenghuang On-line and the subsidiaries.

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

Our Relationship with Phoenix TV

We are currently a subsidiary of Phoenix TV, the leading Hong Kong-based satellite TV network broadcasting Chinese language content globally and into China. Phoenix TV owned 55.0% of our outstanding ordinary shares and 61.4% of the voting power of our ordinary shares as of March 31, 2025. Phoenix TV first reported its new media business as one of its business segments in its annual report submitted to the Hong Kong Stock Exchange for the year ended December 31, 2007.

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

Overview

We are a leading new media company in China providing premium content through an integrated Internet platform accessible across devices including PC and mobile devices. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, we enable consumers to access professional news and other quality information via their preferred devices. Our content is organized in key verticals including news, military affairs, video, technology, finance, real estate, entertainment, sport automobile and digital reading. Our main content distribution channels include our PC websites, mobile news application, mobile video application, mobile digital reading applications and mobile Internet websites. We also act as a unique and quality content provider for multiple third-party channels. The appeal of our brand is enhanced by its affiliation with the “Phoenix” (“鳳凰”) brand of Phoenix TV.

In 2024, we earned revenues from advertising and paid services, which accounted for 89.6% and 10.4% of our total revenues, respectively. We report advertising revenues on a net basis, after deducting the agency service fees we pay to advertising agencies and the value-added tax, or VAT, and the cultural development fee. Building on our core competencies of content production capability, dedication to serious journalism and cutting-edge technology, we continue to create values for our advertising clients.

Our Paid services revenues comprise (i) revenues from paid contents and (ii) revenues from E-commerce and others. In 2024, we derived 63.7% of our paid services revenue from paid content and 36.3% from E-commerce and others.

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

Description of Key Statement of Comprehensive Income/(Loss) Items

Revenues

The following table sets forth the principal components of our total revenues by amount and by percentage of total revenues for the years presented.

	For the Years Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Revenues:
Net advertising revenues	696,664	88.7	619,260	89.5	630,590	86,390	89.6
Paid services revenues	89,043	11.3	72,760	10.5	73,105	10,015	10.4
Total revenues	785,707	100.0	692,020	100.0	703,695	96,405	100.0

We derive our revenues from advertising services and paid services.

Advertising Services. Our net advertising revenues accounted for 88.7%, 89.5% and 89.6% of our total revenues in 2022, 2023 and 2024, respectively. We generate our net advertising revenues from payments made by advertisers to place their advertisements on our ifeng.com, mobile Internet websites i.ifeng.com and our mobile applications and third-party platforms in different formats over a particular period of time. Such formats generally include but are not limited to banners, newsfeed, videos, text-links, logos, buttons and rich media.

Advertisers purchase our advertising services primarily through third-party advertising agencies. Currently the advertising business has three main types of pricing models, consisting of the CPD model, the CPM model, and the CPC model. We recognize advertising revenues on a net basis after deducting service fees earned by advertising agencies and the VAT and the cultural development fee.

We also earn advertising revenues from related parties, including Phoenix TV, for joint TV and online advertising solutions that we provide together with Phoenix TV to certain Phoenix TV advertising customers, China Mobile Communication Corporation, or China Mobile, and our investees for online advertising services. We also record these revenues as net advertising revenues earned from related parties. Our net advertising revenues earned from related parties accounted for 2.4%, 1.6% and 6.5% of our net advertising revenues in 2022, 2023 and 2024, respectively.

Paid Services. Our paid services revenues contributed 11.3%, 10.5% and 10.4% of our total revenues in 2022, 2023 and 2024, respectively. The following table sets forth our paid services offerings and their respective contributions to our paid services revenues and total revenues in 2022, 2023 and 2024, respectively.

	For the Years Ended December 31,
	% of Paid Services Revenues			% of Total Revenues
Paid Services Revenues	2022	2023	2024	2022	2023	2024
Paid contents
Digital reading, audio books and other content-related sales	38.0	48.0	63.7	4.3	5.0	6.6
E-commerce and others
E-commerce, MVAS and others	62.0	52.0	36.3	7.0	5.5	3.8

These revenues were recorded either on gross or net basis depending on the nature of the services that we provided to the customers.

Our paid services revenues generated from China Mobile, a related party, accounted for 26.2%, 24.6% and 13.8% of our paid services revenues in 2022, 2023 and 2024, respectively. We generated paid services revenues of RMB23.3 million, RMB17.9 million and RMB10.1 million (US$1.4 million) from providing services to customers of China Mobile and collecting fees through arrangements with China Mobile in 2022, 2023 and 2024, respectively. The decrease in paid services revenues with China Mobile was primarily due to a decrease in the MVAS revenues mainly resulting from the decline in users’ demand for services provided through telecom operators in China.

VAT and Related Surcharges. We are subject to VAT and related surcharges on the revenues earned for services provided in the PRC. The primary applicable rate of VAT is 6.0% for the years ended December 31, 2022, 2023 and 2024. Related surcharges mainly comprised of urban maintenance and construction tax and education surcharges. The urban maintenance and construction tax are charged at 7% or 5% of the amount of VAT actually paid depending on where the taxpayer is located. Education surcharges are charged at 3% of the amount of VAT actually paid and local education surcharges are charged at 2% or 1% of the amount of VAT actually paid depending on where the taxpayer is located. We are also subject to a cultural development fee on the provision of advertising services in the PRC and the applicable tax rate is 1.5% of the net advertising revenues, valid until December 31, 2027. The VAT and the cultural development fee are recorded as a reduction item of revenues in the consolidated statements of comprehensive income/(loss). The urban maintenance and construction tax, education surcharges and local education surcharges are recorded in the cost of revenues in the consolidated statements of comprehensive income/(loss).

Cost of Revenues

Our cost of revenues consists primarily of (1) revenue sharing fees, including service fees retained by mobile telecommunications operators, and revenue sharing fees paid to our channel and content partners, (2) content and operational costs, including personnel-related cost associated with content production and certain advertisement sales support personnel, content procurement costs to third-party professional media companies, we-media and other personal content providers and to Phoenix TV Group, direct costs related to in-house content production, channel testing costs, rental cost, depreciation and amortization, the urban maintenance and construction tax, education surcharges and local education surcharges, and other miscellaneous costs, and (3) bandwidth costs. The decrease in cost of revenues from 2023 to 2024 was primarily caused by our effective cost control measures taken in 2024. The following table sets forth the components of our cost of revenues by amount and by percentage of total revenues for the years indicated.

	For the Years Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Cost of revenues:
Revenue sharing fees	16,969	2.2	12,997	1.9	13,160	1,803	1.9
Content and operational costs	484,857	61.7	420,721	60.8	396,013	54,253	56.2
Bandwidth costs	46,679	5.9	30,427	4.4	25,816	3,537	3.7
Total cost of revenues	548,505	69.8	464,145	67.1	434,989	59,593	61.8

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

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and technology and product development expenses, and include allocations of expenses from Phoenix TV. Share-based compensation is included in our operating expenses as they are incurred. The decrease in operating expenses from 2023 to 2024 was primarily attributable to the decrease in certain operating expense items as a result of the strict cost control measures taken in 2024, partially offset by the increase in promotion and advertising expenses incurred for the new digital reading services offered through mini-programs on third-party applications in 2024.

The following table sets forth our operating expenses, divided into their major categories, by amount and by percentage of total revenues for the years indicated.

	For the Years Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Operating expenses:
Sales and marketing expenses	204,984	26.1	155,939	22.5	184,239	25,241	26.2
General and administrative expenses	91,846	11.7	114,974	16.6	78,436	10,746	11.1
Technology and product development expenses	131,807	16.8	82,659	11.9	70,752	9,693	10.1
Total operating expenses	428,637	54.6	353,572	51.0	333,427	45,680	47.4

Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of sales and marketing personnel-related expenses, including sales commissions, marketing and promotion expenses including traffic acquisition expenses, rental expenses, and depreciation and amortization expenses.

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

Related Party Transactions

In 2022, 2023 and 2024, we have entered into transactions with our related parties, including Phoenix TV, China Mobile, and certain investees, that impacted our net advertising revenues, paid services revenues, cost of revenues, sales and marketing expenses and general and administrative expenses. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” The following table sets forth the transactions with our related parties.

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(In thousands)
Transactions with the non-US listed part of Phoenix TV Group:
Content provided by Phoenix TV Group	(45,000)	(45,000)	(46,774)	(6,408)
Advertising and promotion expenses charged by Phoenix TV Group	(1,168)	(4,290)	(2,155)	(295)
Corporate administrative expenses charged by Phoenix TV Group	(1,071)	(943)	(822)	(113)
Trademark license fees charged by Phoenix TV Group	(3,803)	(5,548)	(4,233)	(580)
Project cost charged by Phoenix TV Group	(2,971)	(2,601)	(798)	(109)
Revenues earned from Phoenix TV Group	13,937	4,566	35,515	4,866
Transactions with China Mobile:
Advertising revenues earned from China Mobile	3,160	4,914	4,338	594
Paid services revenues earned from and through China Mobile	23,297	17,916	10,090	1,382
Revenue sharing fees and bandwidth costs charged by China Mobile	(4,971)	(3,313)	(1,918)	(263)
Transactions with Investees:
Advertising revenues earned from/(agency service fees paid to) Fengyi Technology	48	197	1,422	195
Revenues earned from other investees	142	93	—	—

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

Fenghuang On-line was qualified as an HNTE in 2020 and 2023, and therefore, Fenghuang On-line was subject to a 15% income tax rate in the reporting periods from 2022 to 2024.

Fenghuang Yutian was qualified as an HNTE in 2020 and 2023, and therefore, Fenghuang Yutian was subject to a 15% income tax rate in the reporting periods from 2022 to 2024.

Fenghuang Borui was qualified as an HNTE in 2021 and 2024, and therefore, Fenghuang Borui was subject to a 15% income tax rate in the reporting periods from 2022 to 2024.

Tianying Jiuzhou was qualified as an HNTE in 2020, and therefore, Tianying Jiuzhou was subject to a 15% income tax rate in 2022, and was subject to a 25% income tax rate in 2023 and 2024.

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

We are subject to VAT and related surcharges on the revenues earned for services provided in the PRC. The primary applicable rate of VAT is 6.0% for the years ended December 31, 2022, 2023 and 2024. Related surcharges mainly comprised of urban maintenance and construction tax and education surcharges. The urban maintenance and construction tax are charged at 7% or 5% of the amount of VAT actually paid depending on where the taxpayer is located. Education surcharges are charged at 3% of the amount of VAT actually paid and local education surcharges are charged at 2% or 1% of the amount of VAT actually paid depending on where the taxpayer is located. We are also subject to a cultural development fee on the provision of advertising services in the PRC and the applicable tax rate is 1.5% of the net advertising revenues, valid until December 31, 2027. The VAT and the cultural development fee are recorded as a reduction item of revenues in the consolidated statements of comprehensive income/(loss). The urban maintenance and construction tax, education surcharges and local education surcharges are recorded in the cost of revenues in the consolidated statements of comprehensive income/(loss). For more information about risks related to potential changes in the taxes applicable to us, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — The discontinuation of any of the preferential tax treatments available to us in China could materially and adversely affect our operating results and financial condition.”

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

	For the Years Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Consolidated Statements of Comprehensive Income/(Loss) Data
Revenues:
Net advertising revenues	696,664	88.7	619,260	89.5	630,590	86,390	89.6
Paid services revenues	89,043	11.3	72,760	10.5	73,105	10,015	10.4
Total revenues	785,707	100.0	692,020	100.0	703,695	96,405	100.0
Cost of revenues (1)	(548,505)	(69.8)	(464,145)	(67.1)	(434,989)	(59,593)	(61.8)
Gross profit	237,202	30.2	227,875	32.9	268,706	36,812	38.2
Operating expenses (1):
Sales and marketing expenses	(204,984)	(26.1)	(155,939)	(22.5)	(184,239)	(25,241)	(26.2)
General and administrative expenses	(91,846)	(11.7)	(114,974)	(16.6)	(78,436)	(10,746)	(11.1)
Technology and product development expenses	(131,807)	(16.8)	(82,659)	(11.9)	(70,752)	(9,693)	(10.1)
Total operating expenses	(428,637)	(54.6)	(353,572)	(51.0)	(333,427)	(45,680)	(47.4)
Loss from operations	(191,435)	(24.4)	(125,697)	(18.1)	(64,721)	(8,868)	(9.2)
Other income, net*	(4,678)	(0.6)	29,558	4.3	16,420	2,250	2.3
Loss before income taxes	(196,113)	(25.0)	(96,139)	(13.8)	(48,301)	(6,618)	(6.9)
Income tax benefit/(expense)	70,394	9.0	(12,976)	(1.9)	(4,645)	(636)	(0.7)
Net loss	(125,719)	(16.0)	(109,115)	(15.7)	(52,946)	(7,254)	(7.6)
Net loss/(income) attributable to noncontrolling interests	16,067	2.0	6,619	1.0	(608)	(83)	(0.1)
Net loss attributable to Phoenix New Media Limited	(109,652)	(14.0)	(102,496)	(14.8)	(53,554)	(7,337)	(7.7)
Net loss	(125,719)	(16.0)	(109,115)	(15.7)	(52,946)	(7,254)	(7.6)
Other comprehensive loss, net of tax: fair value remeasurement for available-for-sale investments	(24,010)	(3.1)	—	—	—	—	—
Other comprehensive income, net of tax: foreign currency translation adjustment	17,916	2.3	5,005	0.7	3,092	424	0.4
Comprehensive loss	(131,813)	(16.8)	(104,110)	(15.0)	(49,854)	(6,830)	(7.2)
Comprehensive loss/(income) attributable to noncontrolling interests	16,067	2.0	6,619	1.0	(608)	(83)	(0.1)
Comprehensive loss attributable to Phoenix New Media Limited	(115,746)	(14.8)	(97,491)	(14.0)	(50,462)	(6,913)	(7.3)

	For the Years Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Non-GAAP gross profit (2)	240,004	30.5	229,612	33.2	269,504	36,921	38.3
Non-GAAP loss from operations (2)	(183,554)	(23.4)	(121,984)	(17.6)	(63,179)	(8,657)	(9.0)
Non-GAAP adjusted net loss attributable to Phoenix New Media Limited (3)	(154,617)	(19.7)	(87,218)	(12.6)	(36,652)	(5,022)	(5.2)

Notes:

* Other income, net generally reflects net interest income, foreign currency exchange gains or loss, income/(loss) from equity method investments, including impairments, fair value changes in investments, net, impairment of available-for-sale debt investments and others, net.

(1)
Includes share-based compensation as follows:

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(In thousands)
Allocation of share-based compensation:
Cost of revenues	2,802	1,737	798	109
Sales and marketing expenses	1,842	1,115	322	44
General and administrative expenses	2,215	273	321	44
Technology and product development expenses	1,022	588	101	14
Total share-based compensation	7,881	3,713	1,542	211

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

Our non-GAAP gross profit, non-GAAP income or loss from operations and non-GAAP adjusted net income or loss attributable to Phoenix New Media Limited are calculated as follows for the years presented:

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(In thousands)
Gross Profit	237,202	227,875	268,706	36,812
Excluding:
Share-based compensation	2,802	1,737	798	109
Non-GAAP gross profit	240,004	229,612	269,504	36,921

Loss from operations	(191,435)	(125,697)	(64,721)	(8,868)
Excluding:
Share-based compensation	7,881	3,713	1,542	211
Non-GAAP loss from operations	(183,554)	(121,984)	(63,179)	(8,657)

Net loss attributable to Phoenix New Media Limited	(109,652)	(102,496)	(53,554)	(7,337)
Excluding:
Share-based compensation	7,881	3,713	1,542	211
Loss from equity method investments, including impairments	8,195	11,125	15,964	2,187
Fair value changes in investments, net,	(2,664)	440	(604)	(83)
Impairment of available-for-sale debt investments	5,980	—	—	—
Income tax benefit related to the gain on disposal of available-for-sale debt investments*	(64,357)	—	—	—
Non-GAAP adjusted net loss attributable to Phoenix New Media Limited	(154,617)	(87,218)	(36,652)	(5,022)

Note:

* In September 2022, we paid the withholding tax related to the disposal of available-for-sale debt investments in Particle of RMB176.0 million and recognized an income tax benefit of RMB64.4 million, which represented the difference between the actual withholding tax paid in 2022 and the previously accrued withholding tax.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues. Our total revenues increased by 1.7% to RMB703.7 million (US$96.4 million) from RMB692.0 million in 2023. Net advertising revenues (net of advertising agency service fees and sales taxes and related surcharges) increased by 1.8% to RMB630.6 million (US$86.4 million) from RMB619.3 million in 2023. Paid service revenues increased by 0.6% to RMB73.1 million (US$10.0 million) from RMB72.7 million in 2023.

Cost of Revenues. Our cost of revenues for the year ended December 31, 2024 was RMB435.0 million (US$59.6 million), which represented a decrease of 6.3% from RMB464.1 million for the year ended December 31, 2023, primarily attributable to our strict cost control measures taken in 2024. Cost of revenues as a percentage of our revenues also decreased from 67.1% in 2023 to 61.8% in 2024.

•
Revenue sharing fees. Our revenue sharing fees for the years ended December 31, 2023 and 2024 were RMB13.0 million and RMB13.2 million (US$1.8 million), respectively. The increase in revenue sharing fees was mainly attributable to the increase in certain revenues that requires revenue-sharing.
•
Content and operational costs. Our content and operational costs for the years ended December 31, 2023 and 2024 were RMB420.7 million and RMB396.0 million (US$54.3 million), respectively. The decrease in content and operational costs from 2023 to 2024 was primarily attributable to our strict cost control measures taken in 2024.
•
Bandwidth costs. Our bandwidth costs decreased from RMB30.4 million in 2023 to RMB25.8 million (US$3.5 million) in 2024 as we adopted more efficient cloud-based servers to replace local servers and because of our strict cost control measures taken in 2024.

Share-based compensation. Our share-based compensation allocated to cost of revenues as part of content and operational costs above, decreased from RMB1.7 million in 2023 to RMB0.8 million (US$0.1 million) in 2024.

As a result of the foregoing, our gross profit increased by 17.9% from RMB227.9 million in 2023 to RMB268.7 million (US$36.8 million) in 2024. Our gross margin increased from 32.9% in 2023 to 38.2% in 2024.

Operating Expenses. Our operating expenses decreased by 5.7% from RMB353.6 million in 2023 to RMB333.4 million (US$45.7 million) in 2024, primarily attributable to the decrease in certain operating expense items as a result of the strict cost control measures taken in 2024, partially off-set by the increase in promotion and advertising expenses incurred for the new digital reading business through mini-programs in 2024. Our share-based compensation allocated to operating expenses was RMB0.7 million (US$0.1 million) in 2024, as compared to RMB2.0 million in 2023. Our operating expenses as a percentage of revenues decreased from 51.0% in 2023 to 47.4% in 2024.

•
Sales and marketing expenses. Our sales and marketing expenses increased by 18.1% from RMB155.9 million in 2023 to RMB184.2 million (US$25.2 million) in 2024. This increase was mainly due to the increase in promotion and advertising expenses incurred for the new digital reading business through mini-programs in 2024.
•
General and administrative expenses. Our general and administrative expenses decreased by 31.8% from RMB115.0 million in 2023 to RMB78.4 million (US$10.7 million) in 2024. This decrease was mainly caused by the decrease in allowance for expected credit losses in 2024 as we reversed more allowance for expected credit losses due to the collection of some long-aged accounts receivables and the decrease in certain operating expense items as a result of the strict cost control measures taken in 2024.
•
Technology and product development expenses. Our technology and product development expenses decreased by 14.4% from RMB82.7 million in 2023 to RMB70.8 million (US$9.7 million) in 2024. This decrease was mainly caused by the strict cost control measures taken in 2024.

Related Party Transactions

•
Our net advertising revenues from related parties increased by 328.8% from RMB9.6 million in 2023 to RMB41.2 million (US$5.6 million) in 2024, which was primarily attributable to the increase in advertising revenues earned from Phoenix TV Group.
•
Our paid service revenues from related parties decreased by 43.9% from RMB18.1 million in 2023 to RMB10.1 million (US$1.4 million) in 2024, which was primarily attributable to the decrease in paid services revenues generated from China Mobile.
•
Our cost of revenues due to transactions with related parties decreased by 2.8% from RMB50.9 million in 2023 to RMB49.5 million (US$6.8 million) in 2024. The decrease was primarily due to the decrease in project costs paid to Phoenix TV Group and revenue sharing fees paid to China Mobile, partially off-set by the increase in content costs paid to Phoenix TV Group.
•
Our operating expenses due to transactions with related parties decreased from RMB10.8 million in 2023 to RMB7.2 million (US$1.0 million) in 2024, which mainly comprised of trademark license fees and other operating expenses charged by Phoenix TV Group.

Other Income, Net. Our other income, net decreased from a gain of RMB29.6 million in 2023 to a gain of RMB16.4 million (US$2.3 million) in 2024. The decrease in other income, net in 2024 was mainly due to the increase in loss from equity method investments, including impairment recognized in 2024.

Income Tax Expense or Benefit. Our income tax expense was RMB13.0 million in 2023 and our income tax expense was RMB4.6 million (US$0.6 million) in 2024. The income tax expense recognized in 2024 was mainly caused by the deferred tax expense recognized as there was decrease in deferred tax assets in 2024. Our effective tax rate was negative 9.6% in 2024 as compared to negative 13.5% in 2023. The change in effective tax rate was mainly due to the changes in valuation allowance and certain permanent difference items.

Net Loss Attributable to Phoenix New Media Limited. As a result of the foregoing, net loss attributable to our company was RMB102.5 million in 2023 and RMB53.6 million (US$7.3 million) in 2024.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

For a discussion of the Group’s results of operations for the year ended December 31, 2023 compared with the year ended December 31, 2022, see “Item 5. Operating and Financial Review and Prospects⸺A. Operating Results⸺ Year Ended December 31, 2023 Compared to Year Ended December 31, 2022” in our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 25, 2024.

B. Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years indicated:

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(In thousands)
Net cash used in operating activities	(312,411)	(60,827)	(44,303)	(6,069)
Net cash provided by investing activities	228,699	487,844	127,518	17,470
Net cash used in financing activities	—	(655)	(1,901)	(260)
Effect of exchange rate change on cash, cash equivalents and restricted cash	(15,849)	3,057	1,570	215
Net (decrease)/increase in cash, cash equivalents and restricted cash	(99,561)	429,419	82,884	11,356
Cash, cash equivalents and restricted cash at beginning of period	204,598	105,037	534,456	73,220
Cash, cash equivalents and restricted cash at end of period	105,037	534,456	617,340	84,575

As of December 31, 2024, we had RMB617.3 million (US$84.6 million) in cash, cash equivalents and restricted cash. Our cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less. Our restricted cash represents deposits placed in accounts co-managed with third parties related to the real estate services, which are restricted to withdrawal or usage. We have not encountered any difficulties in meeting our cash obligations to date. As of December 31, 2024, we also had RMB428.3 million (US$58.7 million) in term deposits and short-term investments with maturities up to one year. We believe that our operating cash flows, existing cash balances and term deposits and short-term investments will be sufficient to meet our anticipated cash needs for the next twelve months from the filling date of this annual report.

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

Operating Activities

In 2024, our net cash used in operating activities were RMB44.3 million (US$6.1 million). This was primarily due to our net loss of RMB52.9 million (US$7.3 million), adjusted by non-cash adjustments, which mainly included amortization of the right-of-use assets of RMB21.1 million (US$2.9 million), loss from equity method investments, including impairment of RMB16.0 million (US$2.2 million), depreciation and amortization expenses of RMB13.8 million (US$1.9 million), the deferred tax expense of RMB6.9 million (US$0.9 million), share-based compensation of RMB1.5 million (US$0.2 million) and reversal of allowance for expected credit losses of RMB3.2 million (US$0.4 million). The decrease in cash from working capital items of RMB48.3 million (US$6.2 million) was also included in operating cash flows.

In 2023, our net cash used in operating activities were RMB60.8 million. This was primarily due to our net loss of RMB109.1 million, adjusted by non-cash adjustments, which mainly included depreciation and amortization expenses of RMB21.5 million, amortization of the right-of-use assets of RMB21.0 million, provision for allowance for expected credit losses of RMB14.3 million, loss from equity method investments, including impairment of RMB11.1 million, share-based compensation of RMB3.7 million, and the deferred tax expense of RMB18.9 million. The decrease in cash from working capital items of RMB43.4 million was also included in operating cash flows.

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

Investing Activities

In 2024, our net cash provided by investing activities were RMB127.5 million (US$18.1 million). This was mainly due to the maturity of term deposits and short-term investments of RMB3.4 billion (US$462.4 million), partially offset by placement of term deposits and short-term investments of RMB3.2 billion (US$444.3 million) and capital expenditures of RMB5.2 million (US$0.7 million).

In 2023, our net cash provided by investing activities were RMB487.8 million. This was primarily due to the maturity of term deposits and short-term investments of RMB1.8 billion and proceeds from disposal of property and equipment and intangible assets of RMB3.8 million, partially offset by placement of term deposits and short-term investments of RMB1.3 billion and capital expenditures of RMB9.7 million.

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

Financing Activities

We had net cash used in financing activities of RMB1.9 million (US$0.3 million) for 2024, mainly attributable to the dividend paid to noncontrolling shareholders of RMB1.1 million (US$0.2 million) and the cash paid for the repurchase of ordinary shares of RMB0.8 million (US$0.1 million).

We had net cash used in financing activities of RMB0.7 million for 2023, mainly attributable to the cash paid for the repurchase of ordinary shares.

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

We do not intend to have our PRC subsidiaries distribute any undistributed earnings of such subsidiaries to their direct overseas parent companies, but rather intend that such undistributed earnings will be reinvested in such subsidiaries, VIEs and subsidiaries of the VIEs to further expand their business in the PRC. The total amount of undistributed earnings of our entities located in the PRC for which no withholding tax had been accrued as of December 31, 2023 and 2024 were approximately RMB373.2 million and RM342.5 million (US$46.9 million), respectively. The amounts of the unrecognized deferred tax liabilities were RMB37.3 million and RMB34.3 million (US$4.7 million) as of December 31, 2023 and 2024, respectively.

Under regulations of the SAFE, the RMB is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of Mainland China, unless prior approval of the SAFE is obtained and prior registration with the SAFE is made.

Material cash requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our capital expenditures, operating lease obligations and purchase obligations.

We had capital expenditures of RMB34.0 million, RMB9.7 million and RMB5.2 million (US$0.7 million) in 2022, 2023 and 2024, respectively. The capital expenditures were mainly attributable to purchasing intangible assets, servers and network equipment. We expect capital expenditures to be approximately RMB5.8 million in 2025. We plan to fund our capital expenditures in 2025 with cash flows from our operations and remaining cash and cash equivalents as of December 31, 2024.

Our operating lease obligations consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. Our leasing expense was RMB27.6 million, RMB25.4 million and RMB23.8 million (US$3.3 million) for the years ended December 31, 2022, 2023 and 2024, respectively. The majority of our operating lease commitments are related to our office lease agreements in China.

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

Other than as discussed above, we did not have any significant other commitments, long-term obligations or guarantees as of December 31, 2024.

Recently Issued Accounting Standards

In November 2024, the FASB issued ASU No. 2024-03, Income Statement(Topic 220)- Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40). ASU No. 2024-03 requires publicly-traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in the financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. We do not expect to adopt ASU No. 2024-03 early and are currently evaluating the impact of adopting this standard on our consolidated financial statements.

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

E. Critical Accounting Estimates

See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Estimates.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yusheng Sun	65	Chairman of the Board of Directors, Chief Executive Officer
Qi Li	46	Director
Ka Keung Yeung	66	Director
Xiaoyan Chi	46	Director and Senior Vice President
Carson Wen	73	Independent Director
Jerry Juying Zhang	64	Independent Director
Edward Lu	44	Chief Financial Officer
Chun Liu	58	Senior Vice President

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

Xiaoyan Chi has served as our Senior Vice President since January 2018, served as our director since November 2019, and concurrently served as the Deputy Director of the Marketing Management Committee of Phoenix TV Group since 2021. Ms. Chi has more than 17 years of experience in media marketing and management. She is the chairman of judgment committee of China Pubic Service Advertisement Grand Prix. She served as a final judgment committee member of Cannes Young Lions Competitions (China District), final judgment committee member of Effie Awards of Greater China, and the special columnist of Digital Marketing Magazine. She also served as Vice President of the China Advertising Association, visiting professor of Communication University of China, and Industry Mentor for Master’s Students at the Institute of Psychology, Chinese Academy of Sciences. Ms. Chi received an EMBA and a master’s degree from Peking University and a bachelor’s degree from Beijing Technology and Business University.

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

Jerry Juying Zhang has served as an independent director of our company since May 2011. Mr. Zhang has been an advisor to Riyadh Investment and Development Company since February 2025 and to China XLX Fertilizer Ltd. since November 2023. He has acted as an independent director of Tahoe Life Insurance Company Limited since November 2023 and of CITIC Dicastal Co. Ltd. since May 2024. Previously, he was a managing director of China Orient Asset Management (International) in Hong Kong between March 2015 and December 2022. He was a senior managing director of CITIC Capital Holdings Limited between June 2009 and December 2014. Prior to joining CITIC Capital Holdings Limited, Mr. Zhang was a managing director in the investment banking division of Deutsche Bank in Hong Kong from August 2006 to June 2009. He served as a managing director and the head of investment banking of CITIC Capital Markets Holdings Limited in Hong Kong from March 2003 to July 2006 and, prior to that time, as executive director in the communications, media and entertainment group of the investment banking department of Goldman Sachs in Hong Kong from April 2001 to January 2003. Mr. Zhang held the positions of associate, vice president and director at Salomon Smith Barney from August 1994 to March 2001. Prior to joining Salomon Smith Barney, he served as accounting manager for Town & Country Homes in Chicago from January 1990 to December 1993 and as accountant, audit senior and supervisor at Ernst & Young in Chicago and Hong Kong. Mr. Zhang held CPA qualifications in China and the State of Kentucky, both of which he has surrendered voluntarily. He holds a Doctor of Business Administration degree from City University of Hong Kong, an MBA from the University of Chicago, an MA in Accounting from the Ministry of Finance Graduate School in the PRC, and a BA degree from Inner Mongolia University.

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

B. Compensation

For the year ended December 31, 2024, we paid an aggregate of approximately US$1.2 million in cash to our executive officers and directors.

Share Incentive Plans

In June 2008, we adopted the 2008 share option plan, in March 2011, we adopted the 2011 restricted share and restricted share unit plan, and in June 2018, we adopted the 2018 share option scheme, together, the share incentive plans, to attract and retain the best available personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business. The share incentive plans provide for the grant of options, restricted shares and restricted share units, collectively referred to as “awards”. We have already granted the full number of awards that were authorized under the 2011 restricted share and restricted share unit plan. In June and August 2012, June 2014 and October 2016, the shareholders of each of Phoenix TV and our company approved three refreshments of the total number of Class A ordinary shares, which may be issued upon exercise of all options to be granted under the 2008 share option plan (excluding awards previously granted, outstanding, cancelled, lapsed or exercised). In June 2022, the shareholders of Phoenix TV and the board of our company approved the refreshment of the total number of Class A ordinary shares that may be issued upon exercise of all options to be granted under the 2018 share option plan, excluding previously granted, outstanding, cancelled, lapsed or exercised awards. As of March 31, 2025, no shares are available for grant of additional options under the 2008 share option plan, and a total of 26,593,526 Class A ordinary shares are available for grant of additional options under the 2018 share option scheme. In addition, in March 2018, one of our subsidiaries, Fread Limited, adopted the Fread 2018 RSU scheme. The Fread 2018 RSU scheme was terminated in December 2024 upon the dissolution of Fread Limited.

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

Restricted Shares and Restricted Share Units. Restricted ordinary shares granted under the 2011 restricted share are subject to applicable vesting, transfer, forfeiture and other restrictions as set forth in the plan and, as applicable, in the award agreements. Each restricted share unit is an unsecured promise of our company to issue and delivery one ordinary share on a specified date, which unit is subject to applicable vesting, transfer, forfeiture and other restrictions as set forth in the plan and, as applicable, in the award agreements.

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

Termination and Amendment. The board of directors of our company have the authority to amend or terminate the share incentive plans, subject to shareholder approval to the extent necessary to comply with applicable law. In addition, shareholders of our company may, by ordinary resolution, terminate the share incentive plans at any time.

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

As of March 31, 2025, options to purchase 19,386,000 Class A ordinary shares granted under the 2008 share option plan and the 2018 share option scheme were outstanding. The table below sets forth the awards that we granted to our directors and executive officers (including pursuant to the exchange program described above) and were outstanding as of March 31, 2025:

Name	Class A Ordinary Shares Underlying Outstanding Awards	Exercise Price or Purchase Price (US$/Share)	Date of Grant	Date of Expiration
Xiaoyan Chi	3,100,000	US$0.4823	October 21, 2016	July 10, 2024
July 15, 2025
		US$0.4734	October 17, 2016	October 16, 2026
		US$0.4149	September 14, 2017	September 13, 2027
		US$0.4836	July 5, 2019	July 4, 2029
		US$0.1925	July 20, 2020	July 19, 2030
Edward Lu	*	US$0.4836	July 5, 2019	July 4, 2029
		US$0.1925	July 20, 2020	July 19, 2030
Chun Liu	2,620,000	US$0.4836	July 5, 2019	July 4, 2029
		US$0.1925	July 20, 2020	July 19, 2030
Total	7,990,000

Note:

* Less than 1% of our total outstanding Class A ordinary shares.

As of March 31, 2025, other employees and consultants in aggregate held awards entitling them to receive 11,546,000 Class A ordinary shares, with exercise prices ranging from US$0 to US$0.7867 per Class A ordinary share.

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

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2025:

• each of our directors and executive officers; and

• each person known to us to own beneficially more than 5% of each class of our ordinary shares.

The calculations in the tables below assume there are 259,191,877 Class A ordinary shares and 317,325,360 Class B ordinary shares, outstanding as of March 31, 2025. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2025, including through the exercise of any option, the vesting of any contingently issuable share, restricted share, restricted share unit or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Class A Ordinary Shares Beneficially Owned
	Number	% (1)
Class A ordinary shares
Yusheng Sun	—	—
Qi Li	—	—
Ka Keung Yeung	*	*
Carson Wen	—	—
Jerry Juying Zhang	—	—
Xiaoyan Chi	3,100,000	1.20
Edward Lu	*	*
Chun Liu	2,620,000	1.01
All Directors and Executive Officers as a Group (2)	8,069,976	3.11

Notes:

* Less than 1% of our total outstanding Class A ordinary shares.

(1)
Percentages disclosed are with respect to Class A ordinary shares.
(2)
Represents 8,069,976 Class A ordinary shares, including 79,976 Class A ordinary shares in the form of ADSs.

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

As of March 31, 2025, 255,731,808 Class A ordinary shares or 98.7% of our outstanding Class A ordinary shares in the form of ADSs are held by one record holder in the United States, JPMorgan Chase Bank, N.A. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

Phoenix TV, through its wholly owned subsidiary, is our controlling shareholder, with beneficial ownership and voting power of 55.0% and 61.4%, respectively, of our outstanding ordinary shares as of March 31, 2025. Phoenix TV has the power acting alone to approve any action requiring a vote of the majority of our ordinary shares.

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

Agreements and Transactions with Phoenix TV and Certain of its Subsidiaries

Phoenix TV Cooperation Agreement and Phoenix TV Content License Agreements

Fenghuang On-line entered into a Content, Branding, Promotion and Technology Cooperation Agreement, or the Phoenix TV Cooperation Agreement, with Phoenix TV on November 24, 2009, certain terms of which were amended pursuant to a supplemental agreement entered into by the parties on March 28, 2011. Pursuant to the Phoenix TV Cooperation Agreement,

Phoenix TV agreed to procure and procured its subsidiaries, Phoenix Satellite Television Company Limited and Phoenix Satellite Television Trademark Limited, respectively, to enter into content license agreements, or the Content License Agreements, and trademark license agreements with Tianying Jiuzhou and Yifeng Lianhe. Fenghuang On-line agreed to provide Phoenix TV with our proprietary text, image, sound and video content. In addition, Fenghuang On-line and Phoenix TV agreed to promote one another’s brand and content on their respective new media and TV platforms. As compensation for the rights granted to Fenghuang On-line under the agreement, Fenghuang On-line is obligated to pay Phoenix TV an annual service fee in the amount of RMB1.6 million for the first year of the agreement, which incrementally increases by 25% for each subsequent year of the agreement. The annual service payment to Phoenix TV under the Phoenix TV Cooperation Agreement for 2016 before expiration of the agreement was RMB2.5 million. Fenghuang On-line must also pay to Phoenix TV 50% of the after-tax revenues Tianying Jiuzhou earns from sublicensing Phoenix TV’s video content to third parties. In the event that Phoenix TV’s indirect voting interest in Fenghuang On-line falls to 50% or below, Phoenix TV has the right to amend the annual service fee, provided that it may not be raised to more than 500% of the original annual service fee. If Phoenix TV’s beneficial ownership stake in us decreases to 35% or below, Phoenix TV has the right to immediately terminate or renegotiate the Phoenix TV Cooperation Agreement.

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

After the expiration of the Program License Agreements in May 2019, Tianying Jiuzhou and Yifeng Lianhe each entered into a supplemental agreement with Phoenix Satellite Television Company Limited to extend the term of the original Program

License Agreements to January 14, 2020. Subsequently, Tianying Jiuzhou and Yifeng Lianhe entered into a program resource license and cooperation agreement with Phoenix Satellite Television Company Limited on January 15, 2020, or the 2020 Program Resource License and Cooperation Agreement, to continue to use Phoenix TV Group’s copyrighted video content. The annual license fees payable to Phoenix Satellite Television Company Limited under the 2020 Program Resource License and Cooperation Agreement are RMB2.0 million plus 50% of the revenue generated from the use of the licensed program resource in excess of RMB2.0 million. The 2020 Program Resource License and Cooperation Agreement have a term of two years and may be extended prior to expiration. On August 24, 2021, Tianying Jiuzhou and Yifeng Lianhe terminated the 2020 Program Resource License and Cooperation Agreement and Tianying Jiuzhou entered into a new program resource license and cooperation agreement with Phoenix Satellite Television Holdings Limited, or the 2021 Program Resource License and Cooperation Agreement. According to the 2021 Program Resource License and Cooperation Agreement, Phoenix Satellite Television Company Limited grants Tianying Jiuzhou exclusive right to broadcast copyrighted video content and the derived audio content from three television channels of Phoenix TV Group on the internet in Mainland China with such content also broadcasted on the three television channels of Phoenix TV Group. Phoenix TV also grants the Tianying Jiuzhou the right to sublicense such contents. The annual fees payable to Phoenix TV by us for such content licenses will be RMB45.0 million and the 2021 Program Resource License and Cooperation Agreement has a term of three years. In April 2024, in anticipation of the upcoming expiry of the 2021 Program Resource License and Cooperation Agreement, Phoenix New Media (Hong Kong) Company Limited entered into the 2024 Program Resource License and Cooperation Agreement. According to the 2024 Program License Agreement, Phoenix Satellite Television Company Limited grants Phoenix New Media (Hong Kong) Company Limited exclusive right to broadcast copyrighted video content of Phoenix TV from (i) all television channels of Phoenix TV and its subsidiaries and (ii) third-party platforms on the internet in mainland China, with such content also broadcasted on the television channels of Phoenix TV and its subsidiaries. Phoenix TV also grants the Licensee the right to sublicense such contents. The annual fees payable to Phoenix TV by the Company for such content licenses will be RMB50.0 million and term of such license under the 2024 Program Resource License and Cooperation Agreement is one year starting from August 24, 2024 and ending on August 23, 2025.

Phoenix TV Trademark License Agreements

Pursuant to the Phoenix TV Cooperation Agreement, Tianying Jiuzhou and Yifeng Lianhe each entered into the 2009 Trademark License Agreement with Phoenix Satellite Television Trademark Limited on November 24, 2009. Pursuant to the 2009 Trademark License Agreements, Phoenix Satellite Television Trademark Limited granted Tianying Jiuzhou and Yifeng Lianhe non-exclusive rights to use certain of its logos for the purpose of conducting Tianying Jiuzhou’s and Yifeng Lianhe’s respective businesses. Tianying Jiuzhou may sub-license such trademarks to China Mobile, pursuant to the China Mobile Cooperation Agreement, as described below. Tianying Jiuzhou is obligated to pay Phoenix Satellite Television Trademark Limited an annual license fee of US$7,000, while Yifeng Lianhe is obligated to pay Phoenix Satellite Television Trademark Limited an annual license fee of US$3,000, under the respective 2009 Trademark License Agreement. Phoenix Satellite Television Trademark Limited may in its discretion waive such license fees.

On December 8, 2017, Tianying Jiuzhou and Yifeng Lianhe each entered into a new trademark license agreement, or the 2017 Trademark License Agreements, with Phoenix Satellite Television Trademark Limited to replace the 2009 Trademark License Agreements. Under the 2017 Trademark License Agreements, Phoenix Satellite Television Holdings Limited agreed to continue to license to Tianying Jiuzhou and Yifeng Lianhe certain trademarks containing the double-phoenix logo and the Chinese or English words of “Phoenix New Media” or “ifeng” for an initial term of three years, while Tianying Jiuzhou and Yifeng Lianhe are not allowed to use the double-phoenix logo on a stand-alone basis. Tianying Jiuzhou and Yifeng Lianhe are also granted a one-year license to continue to use the current marks of our two mobile applications which contain the Chinese words of “Phoenix News” and “Phoenix Video” which will be automatically renewed upon its expiration unless Phoenix TV raises any objection. The annual license fee payable to Phoenix Satellite Television Holdings Limited by each of Tianying Jiuzhou and Yifeng Lianhe will be the greater of 2% of the annual revenues of Tianying Jiuzhou or Yifeng Lianhe (as the case may be) or US$100,000 for each company, while the annual fee under the 2009 Trademark License Agreements was US$10,000 in aggregate. Since the execution of the 2017 Trademark License Agreements, we and Phoenix TV Group have amended and renewed the agreements on several occasions.

On April 1, 2025, we terminated the 2017 Trademark License Agreements and all of the amendments thereto and each of Tianying Jiuzhou and Yifeng Lianhe entered into a new trademark license agreement with Phoenix Satellite Television Company Limited, or the 2025 Trademark License Agreements, to replace the 2017 Trademark License Agreements. Under the 2025 Trademark License Agreements, Phoenix Satellite Television Company Limited agreed to license to Tianying Jiuzhou and Yifeng Lianhe certain trademarks containing the double-phoenix logo and the Chinese or English words of “Phoenix New Media” or “ifeng” for a term of three years ending on March 31, 2028. The annual license fee payable to Phoenix Satellite Television Company Limited by Tianying Jiuzhou and Yifeng Lianhe remained the same as that in the 2017 Trademark License Agreements. Except for the signing entity of Phoenix TV Group, the terms of the 2025 Trademark License Agreements are consistent with the 2017 Trademark License Agreement and the amendments thereto.

Transactions with Phoenix TV and Certain of its Subsidiaries

Costs for content provided to us by Phoenix TV Group were RMB45.0 million, RMB45.0 million and RMB46.8 million (US$6.4 million) in 2022, 2023 and 2024, respectively. We were charged advertising and promotion expenses by Phoenix TV Group of RMB1.2 million, RMB4.3 million and RMB2.2 million (US$0.3 million) in 2022, 2023 and 2024, respectively. We were charged corporate administrative expenses by Phoenix TV Group of RMB1.1 million, RMB0.9 million and RMB0.8 million (US$0.1 million) in 2022, 2023 and 2024, respectively. We were charged project cost by Phoenix TV Group of RMB3.0 million, RMB2.6 million and RMB0.8 million (US$0.1 million) in 2022, 2023 and 2024, respectively. We were charged Trademark license fee by Phoenix TV Group of RMB3.8 million, RMB5.5 million and RMB4.2 million (US$0.6million) in 2022, 2023 and 2024, respectively.

We also earned and recorded revenues from Phoenix TV Group mainly by providing joint advertising campaign solutions together with Phoenix TV Group to Phoenix TV Group’s advertisers or to our advertisers, or from providing the advertising and promotion services directly to Phoenix TV Group by entering into advertising-for-advertising barter transactions, from which we earned revenues of RMB13.9 million, RMB4.6 million and RMB35.5 million (US$4.9 million) in 2022, 2023 and 2024, respectively.

As of December 31, 2022, 2023 and 2024, we had amounts due from Phoenix TV Group with the amounts of RMB40.5 million, RMB53.6 million and RMB71.3 million (US$7.3 million), respectively, and accounts due to Phoenix TV Group with the amounts of RMB62.7 million and RMB20.8 million and RMB20.3 million (US$2.8 million), respectively.

Cooperation Agreement with China Mobile

China Mobile is a shareholder of our parent company, Phoenix TV. As of March 31, 2025, China Mobile held 19.7% of the outstanding shares of Phoenix TV.

We obtained revenues for our paid services through China Mobile of RMB23.3 million, RMB17.9 million and RMB10.1 million (US$1.4 million) in 2022, 2023 and 2024, respectively. We earned revenues from China Mobile for advertising services of RMB3.2 million, RMB4.9 million and RMB4.3 million (US$0.6 million) in 2022, 2023 and 2024, respectively. We incurred revenue sharing and bandwidth costs in connection with MVAS provided through China Mobile’s platforms of RMB5.0 million, RMB3.3 million and RMB1.9 million (US$0.3 million) in 2022, 2023 and 2024, respectively.

As of December 31, 2022, 2023 and 2024, we had amounts due from China Mobile with the amounts of RMB5.6 million, RMB3.8 million and RMB2.1 million (US$0.5 million), respectively, and we did not have any accounts due to China Mobile as of the same dates.

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

As discussed below under “—Passive Foreign Investment Company,” we believe we were a PFIC for 2024, and that there is a material risk that we may be classified as a PFIC for the current and future taxable years. Accordingly, you are urged to review the discussion below under “—Passive Foreign Investment Company,” and to consult your own tax advisors regarding the tax consequences to you if we are classified as a PFIC in any taxable year.

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

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate United States Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. Subject to the PFIC discussion below, a non-United States corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange), but not our Class A ordinary shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our Class A ordinary shares that are not represented by ADSs will not be eligible for the reduced tax rates. There also can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. Subject to the PFIC discussion below, a qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law (see discussion under “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty, and if we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, would be potentially eligible for the reduced rates of taxation. Notwithstanding the foregoing, however, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed below under “—Passive Foreign Investment Company,” we believe we were a PFIC for 2024, and that there is a material risk that we may be classified as a PFIC for the current and future taxable years. Therefore, if you are a non-corporate United States Holder, you should not assume that any dividends will be taxed at a reduced rate. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

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

Passive Foreign Investment Company

Based upon the past and projected composition of our income and assets, and the valuation of our assets, we believe we were a PFIC for 2024, and that there is a material risk that we may be classified as a PFIC for the current and future taxable years.

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

Taxation of Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for our ADSs or Class A ordinary shares and your tax basis in such ADSs or Class A ordinary shares, both determined in U.S. dollars. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss. Capital gains of non-corporate United States Holders (including individuals) derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, in the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law and PRC tax is imposed on any gain from the sale, exchange or other taxable disposition of our ADSs or Class A ordinary shares, a United States Holder eligible for the benefits of the Treaty may be able to elect to treat such gain as PRC-source income. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC-source income, then you generally would not be able to use a foreign tax credit for any PRC tax imposed on the disposition of our ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, if you do not claim the benefits of the Treaty, any such PRC tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable PRC tax may reduce the amount realized on the sale, exchange or other taxable disposition of the ADSs or Class A ordinary shares. As discussed above, however, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If any PRC tax is imposed on the sale, exchange or other taxable disposition of our ADSs or Class A ordinary shares and you apply such temporary relief, such PRC tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations. You are urged to consult your tax advisors regarding the tax consequences if any PRC tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the effect of the Foreign Tax Credit Regulations (and the related temporary relief in the IRS notices) and the availability of the foreign tax credit or a deduction and the election to treat any gain as PRC-source income, under your particular circumstances.

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

Inflation Risk

In recent years, inflation has not had a material impact on our operating results. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 2.0%, 0.2% and 0.2% in 2022, 2023 and 2024, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. We do not anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Currency Risk

Substantially all our revenues and expenses are denominated in Renminbi. We have historically recorded foreign exchange gains and losses due to fluctuation of exchange rates between Renminbi and U.S. dollars. We recorded foreign exchange loss of RMB32.9 million, RMB1.9 million and RMB1.5 million (US$0.2 million) in 2022, 2023 and 2024, respectively, primarily due to the RMB fluctuation against the U.S. dollar. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars relative to the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs are traded in U.S. dollars. Furthermore, a decline in the value of the Renminbi could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our subsidiaries and PRC-incorporated affiliates in China. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our reported financial results in U.S. dollar terms. As of December 31, 2024, we had RMB denominated cash and cash equivalents, term deposits and short-term investments and restricted cash, totaling RMB916.7 million (US$125.6 million), and U.S. dollar denominated cash and cash equivalents and term deposits totaling US$16.0 million. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Fluctuations in exchange rates of the Renminbi could materially affect our reported operating results.”

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

Payments by Depositary

We received total payments of US$1.93 million from JPMorgan, the current depositary bank for our ADR program for reimbursement of investor relations expenses and other program related expenses, prior to 2023. In 2023, we returned US$0.35 million to JPMorgan in connection with the change of the ratio of our ADSs to Class A ordinary shares and the revision of our commercial arrangements, and as a result, we did not receive any payments from JPMorgan in 2023 and 2024 and do not expect to receive such payments in the future.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2022, 2023 and 2024.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.
Modifications of Rights

See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

B.
Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

An evaluation has been carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended, as of December 31, 2024. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding the required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon our evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report which appears on page F-2 of this annual report on Form 20-F.

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

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Zhong Tian LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2024, for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, for the years indicated.

	For the Years Ended December 31,
	2023	2024
	(In thousands of RMB)
Audit Fees (1)	7,350	5,970
Tax Fees (2)	—	—
All Other Fees (3)	—	—
Total	7,350	5,970

Notes:

(1)
Audit fees consist of fees associated with the annual audit, reviews of our quarterly financial statements and related statutory and regulatory filings, which includes the out-of-pocket expenses and excludes turnover taxes and surcharges. For 2023 and 2024, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.
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

There were no other purchases made by or on behalf of us or any of our affiliated purchaser of our shares or ADSs in 2024 or the subsequent period.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an Insider Trading Policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the Insider Trading Policy has been filed herewith as Exhibit 19.1.

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

Technical Measures

We have implemented various technical measures, such as real-time monitoring of traffic logs, host-based vulnerability scanning, transmission encryption and authentication, firewalls and intrusion prevention systems, in order to timely identify and address cybersecurity threats and protect the security and integrity of our information technology systems and data stored in our systems.

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

4.8A

Translation of the Exclusive Equity Option Agreement, dated as of January 13, 2014, between Qieyiyou and Chenhuan and its shareholders (incorporated by reference Exhibit 4.8A to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2017 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 26, 2018).

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

4.26

Program Text/Graphics Resource License Agreement between Phoenix Satellite Television Company Limited and Beijing Tianying Jiuzhou Network Technology Co., Ltd., dated May 27, 2016 (incorporated by reference Exhibit 99.3 to our report on Form 6-K (File No. 001-35158) filed with the Securities and Exchange Commission on May 27, 2016).

4.27

Program Resource License Agreement between Phoenix Satellite Television Company Limited and Yifeng Lianhe (Beijing) Technology Co., Ltd., dated May 27, 2016 (incorporated by reference Exhibit 99.4 to our report on Form 6-K (File No. 001-35158) filed with the Securities and Exchange Commission on May 27, 2016).

4.28

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

4.32

Translation of the Cooperation Agreement, dated as of December 29, 2009, between China Mobile Communications Corporation and Tianying Jiuzhou (incorporated by reference Exhibit 10.24 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.33

Translation of the Cooperation Agreement, dated as of February 14, 2011, between China Mobile Communications Corporation and Tianying Jiuzhou (incorporated by reference Exhibit 10.25 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

4.34

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

4.35

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

4.36

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

4.37

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

4.38

Share Purchase Agreement, dated as of February 10, 2015, among IDG Technology Venture Investment V, L.P., Yifang Technology Group, Ltd. and our company (incorporated by reference Exhibit 4.32 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2014 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 30, 2015).

4.39

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

4.40

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

4.41

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

4.42

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

4.43

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

4.44

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

4.45

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

4.46

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

4.47

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

4.48

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

4.49

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

4.50

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

4.51

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

4.52

Translation of Share Purchase Agreement, dated as of March 22, 2019, between Run Liang Tai Management Limited and our Company (incorporated by reference Exhibit 4.59 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2018 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 26, 2019).

4.52A

Translation of Supplemental Agreement, dated as of July 23, 2019, between Run Liang Tai Management Limited and our Company (incorporated by reference Exhibit 4.59A to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 28, 2020).

4.52B

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

4.52C

Translation of Share Purchase Agreement, dated as of August 7, 2020, between Run Liang Tai Management Limited and our Company (incorporated by reference Exhibit 4.59C to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2020 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 28, 2021).

4.54

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

4.55

Translation of the Termination Agreement, dated as of March 1,2021, between Fenghuang On-line and Yifeng Lianhe and its shareholders (incorporated by reference Exhibit 4.64 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2020 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 28, 2021).

4.56

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

4.57

Translation of the Termination Agreement, dated as of May 7,2021, between Qieyiyou and Chenhuan and its shareholders (incorporated by reference Exhibit 4.66 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2021 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 28, 2022).

4.58

Translation of the Termination Agreement, dated as of August 31, 2022, between Qieyiyou and Chenhuan and its shareholders (incorporated by reference Exhibit 4.67 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022 (File No. 001-35158), initially filed with the Securities and Exchange Commission on May 1, 2023).

*4.59	Translation of Program License Agreement between Phoenix Satellite Television Company Limited and Phoenix New Media (Hong Kong) Company Limited, dated April 26, 2024.

*4.60	Translation of Trademark License Agreement between Phoenix Satellite Television Company Limited and Yifeng Lianhe (Beijing) Technology Co., Ltd., dated April 1, 2025.

*4.61	Translation of Trademark License Agreement between Phoenix Satellite Television Company Limited and Beijing Tianying Jiuzhou Network Technology Co., dated April 1, 2025.

*8.1	List of Subsidiaries

11.1

Code of Business conduct and Ethics of the Registrant (incorporated by reference Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification of our Chief Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Public Accounting Firm

*15.2	Consent of Zhong Lun Law Firm

*19.1	Insider Trading Policy

97.1

Incentive Compensation Clawback Policy (incorporated by reference Exhibit 97.1 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2023 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 25, 2024).

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

Date: April 18, 2025

Phoenix New Media Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Phoenix New Media Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Phoenix New Media Limited and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income /(loss), of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

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

Allowance for Credit Losses on Accounts Receivable

As described in Notes 2(j) and 4 to the consolidated financial statements, as of December 31, 2024, the gross balance of accounts receivable was RMB382.2 million, against which an allowance for credit losses of RMB85.4 million was provided. The allowance is management’s estimate of expected credit losses based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability to pay. Management estimated the allowance by segmenting accounts receivable into groups based on certain credit risk characteristics and determining an expected loss rate for each group based on historical loss experience adjusted for judgments including default rates, lifetime for debt recovery, current and future economic conditions and other relevant factors.

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

Equity investments in limited partnerships and private equity fund

As described in Notes 2(n) and 9 to the consolidated financial statements, as of December 31, 2024, the Company held investments in limited partnerships with total carrying value of RMB22.7 million. The Company also held investment in a private equity fund with carrying value of RMB34.7 million as of December 31, 2024. The limited partnerships and the private equity fund mainly engage in private equity investments. The investments in the limited partnerships are accounted for under the equity method. The Company adjusted the carrying value of equity method investments for its share of the income or losses of the limited partnerships. The income or losses of the limited partnerships were mainly attributable by the estimated fair value change of the underlying investments held by the limited partnerships. The Company recognized its share of loss from these investments of RMB16.2 million for the year ended December 31, 2024. The investment in private equity fund is accounted for under the existing practical expedient to estimate fair value using the net asset value per share of the investment. The Company recognized a gain of fair value change of RMB0.6 million related to this investment for the year ended December 31, 2024.

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

April 18, 2025

We have served as the Company’s auditor since 2010.

Phoenix New Media Limited

Consolidated Balance Sheets

(Amounts in thousands, except for number of shares and per share data)

	As of December 31,
	2023	2024
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	527,407	607,579
Term deposits and short-term investments	558,765	428,343
Restricted cash	7,049	9,761
Accounts receivable, net	293,854	326,795
Amounts due from related parties	57,445	76,404
Prepayments and other current assets	34,108	25,470
Total current assets	1,478,628	1,474,352
Non-current assets:
Property and equipment, net	7,237	4,440
Intangible assets, net	20,050	13,723
Available-for-sale debt investments	309	313
Equity investments, net	101,221	85,436
Deferred income tax assets, net	70,170	63,258
Operating lease right-of-use assets, net	67,950	56,791
Other non-current assets	13,179	13,614
Total non-current assets	280,116	237,575
Total assets	1,758,744	1,711,927
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including amounts of the consolidated VIEs, excluding inter-company amounts, without recourse to the Company of RMB231,408 and RMB228,861 as of December 31, 2023 and 2024, respectively. Note 1):

Accounts payable	122,133	144,670
Amounts due to related parties	22,170	24,327
Advances from customers	34,197	29,104
Taxes payable	170,479	175,932
Salary and welfare payable	86,444	86,607
Accrued expenses and other current liabilities	71,656	65,708
Operating lease liabilities	19,915	10,972
Total current liabilities	526,994	537,320

Non-current liabilities (including amounts of the consolidated VIEs, excluding inter-company amounts, without recourse to the Company of RMB29,870 and RMB17,305 as of December 31, 2023 and 2024, respectively. Note 1):

Long-term liabilities	18,598	15,497
Operating lease liabilities	49,529	45,700
Total non-current liabilities	68,127	61,197
Total liabilities	595,121	598,517
Commitments and contingencies (Note 20)
Shareholders’ equity:
Phoenix New Media Limited shareholders’ equity:
Class A ordinary shares (US$0.01 par value, 680,000,000 shares authorized; 264,998,965 shares issued and 262,954,885 outstanding as of December 31, 2023; 264,998,965 shares issued and 259,191,877 shares outstanding as of December 31, 2024)	17,499	17,499
Class B ordinary shares (US$0.01 par value, 320,000,000 shares authorized; 317,325,360 and 317,325,360 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	22,053	22,053
Additional paid-in capital	1,640,535	1,642,077
Treasury stock (2,044,080 shares and 5,807,088 shares as of December 31, 2023 and 2024, respectively)	(655)	(1,480)
Statutory reserves	99,342	99,124
Accumulated deficits	(513,365)	(566,701)
Accumulated other comprehensive loss	(40,397)	(37,305)
Total Phoenix New Media Limited shareholders’ equity	1,225,012	1,175,267
Noncontrolling interests	(61,389)	(61,857)
Total shareholders’ equity	1,163,623	1,113,410
Total liabilities and shareholders’ equity	1,758,744	1,711,927

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Comprehensive Income/(Loss)

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Revenues (1):
Net advertising revenues	696,664	619,260	630,590
Paid services revenues	89,043	72,760	73,105
Total revenues	785,707	692,020	703,695
Cost of revenues (1)	(548,505)	(464,145)	(434,989)
Gross profit	237,202	227,875	268,706
Operating expenses (1):
Sales and marketing expenses	(204,984)	(155,939)	(184,239)
General and administrative expenses	(91,846)	(114,974)	(78,436)
Technology and product development expenses	(131,807)	(82,659)	(70,752)
Total operating expenses	(428,637)	(353,572)	(333,427)
Loss from operations	(191,435)	(125,697)	(64,721)
Other income/(loss):
Interest income, net	31,411	34,671	32,402
Foreign currency exchange loss	(32,872)	(1,945)	(1,519)
Loss from equity method investments, including impairment	(8,195)	(11,125)	(15,964)
Fair value changes in investments, net	2,664	(440)	604
Impairment of available-for-sale debt investments	(5,980)	—	—
Others, net	8,294	8,397	897
Loss before income taxes	(196,113)	(96,139)	(48,301)
Income tax benefit/(expense)	70,394	(12,976)	(4,645)
Net loss	(125,719)	(109,115)	(52,946)
Net loss/(income) attributable to noncontrolling interests	16,067	6,619	(608)
Net loss attributable to Phoenix New Media Limited	(109,652)	(102,496)	(53,554)
Net loss	(125,719)	(109,115)	(52,946)
Other comprehensive loss, net of tax: fair value remeasurement for available-for-sale debt investments	(24,010)	—	—
Other comprehensive income, net of tax: foreign currency translation adjustment	17,916	5,005	3,092
Comprehensive loss	(131,813)	(104,110)	(49,854)
Comprehensive loss/(income) attributable to noncontrolling interests	16,067	6,619	(608)
Comprehensive loss attributable to Phoenix New Media Limited	(115,746)	(97,491)	(50,462)
Net loss per Class A and Class B ordinary share:
Basic	(0.19)	(0.18)	(0.09)
Diluted	(0.19)	(0.18)	(0.09)
Net loss per ADS (1 ADS represents 48 Class A ordinary shares):
Basic	(9.04)	(8.45)	(4.46)
Diluted	(9.04)	(8.45)	(4.46)
Weighted average number of Class A and Class B ordinary shares used in computing net loss per share:
Basic	582,324,325	582,241,827	576,786,817
Diluted	582,324,325	582,241,827	576,786,817

(1) Transactions with related parties included in revenues, cost of revenues and operating expenses are as follows (Note 21):

Net advertising revenues	17,068	9,612	41,219
Paid services revenues	23,516	18,075	10,146
Cost of revenues	(52,942)	(50,914)	(49,489)
Sales and marketing expenses	(1,168)	(4,290)	(2,155)
General and administrative expenses	(4,874)	(6,491)	(5,057)

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Shareholders’ Equity

(Amounts in thousands, except for number of shares)

	Phoenix New Media Limited Shareholders’ Equity
	Class A ordinary shares		Class B ordinary shares		Treasury stock		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Noncontrolling	Total shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	deficits	loss	interests	equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	264,998,965	17,499	317,325,360	22,053	—	—	1,629,014	98,482	(300,357)	(39,308)	(38,228)	1,389,155
Share-based compensation	—	—	—	—	—	—	7,808	—	—	—	73	7,881
Appropriation to statutory reserves	—	—	—	—	—	—	—	1,065	(1,065)	—	—	—
Fair value changes of available-for-sale debt investments, net of tax	—	—	—	—	—	—	—	—	—	(24,010)	—	(24,010)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	17,916	—	17,916
Net loss	—	—	—	—	—	—	—	—	(109,652)	—	(16,067)	(125,719)
Balance as of December 31, 2022	264,998,965	17,499	317,325,360	22,053	—	—	1,636,822	99,547	(411,074)	(45,402)	(54,222)	1,265,223
Share-based compensation	—	—	—	—	—	—	3,713	—	—	—	—	3,713
Repurchase of ordinary shares	—	—	—	—	(2,044,080)	(655)	—	—	—	—	—	(655)
Closure of subsidiaries	—	—	—	—	—	—	—	(205)	205	—	(548)	(548)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	5,005	—	5,005
Net loss	—	—	—	—	—	—	—	—	(102,496)	—	(6,619)	(109,115)
Balance as of December 31, 2023	264,998,965	17,499	317,325,360	22,053	(2,044,080)	(655)	1,640,535	99,342	(513,365)	(40,397)	(61,389)	1,163,623
Share-based compensation	—	—	—	—	—	—	1,542	—	—	—	—	1,542
Repurchase of ordinary shares	—	—	—	—	(3,763,008)	(825)	—	—	—	—	—	(825)
Closure of subsidiaries	—	—	—	—	—	—	—	(218)	218	—	(1,076)	(1,076)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	3,092	—	3,092
Net loss	—	—	—	—	—	—	—	—	(53,554)	—	608	(52,946)
Balance as of December 31, 2024	264,998,965	17,499	317,325,360	22,053	(5,807,088)	(1,480)	1,642,077	99,124	(566,701)	(37,305)	(61,857)	1,113,410

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cash flows from operating activities:
Net loss	(125,719)	(109,115)	(52,946)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Share-based compensation	7,881	3,713	1,542
(Reversal of)/provision for allowance for expected credit losses, including related party amounts of RMB(4,122), RMB150 and RMB(1,210) for the years ended December 31, 2022, 2023 and 2024, respectively)	(23,536)	14,337	(3,196)
Depreciation and amortization expense	26,245	21,531	13,819
Amortization of the right-of-use assets	28,503	21,032	21,098
Impairment of intangible assets	1,106	—	—
Loss from equity method investments, including impairment	8,195	11,125	15,964
Fair value changes in investments, net	(2,664)	440	(604)
Impairment of available-for-sale debt investments	5,980	—	—
Gain on disposition of a subsidiary	—	(548)	—
Deferred tax expense	1,817	18,890	6,912
Loss/(gain) on disposal of long-lived assets	2,672	(754)	(127)
Foreign currency exchange loss	32,872	1,945	1,519
Changes in operating assets and liabilities, net of effects of acquisition:
Accounts receivable	47,538	112,896	(29,082)
Prepayments and other current assets	14,709	(2,781)	4,437
Amounts due from related parties	14,986	(11,380)	(17,750)
Other non-current assets	(21,877)	6,473	(435)
Accounts payable	(35,282)	(54,699)	22,576
Advances from customers	(1,519)	2,255	(5,093)
Salary and welfare payable	(25,328)	(8,040)	163
Withholding tax payable for disposal of available-for-sale debt investments	(240,396)	—	—
Taxes payable	15,725	(5,892)	6,340
Amounts due to related parties	29,998	(42,563)	2,157
Accrued expenses and other current liabilities	(34,363)	(17,384)	(5,785)
Other liabilities	(39,954)	(22,308)	(25,812)
Net cash used in operating activities	(312,411)	(60,827)	(44,303)
Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(33,958)	(9,717)	(5,221)
Placement of term deposits and short-term investments	(2,876,710)	(1,278,637)	(3,242,807)
Maturity of term deposits and short-term investments	3,139,583	1,770,825	3,374,846
Payment for the equity investment	(9,000)	—	—
Return of equity investment principal from certain investee	—	1,072	—
Dividends received from the equity investment	206	530	427
Proceeds from disposal of long-lived assets	8,578	3,771	273
Net cash provided by investing activities	228,699	487,844	127,518
Cash flows from financing activities:
Repurchase of ordinary shares	—	(655)	(825)
Dividends paid to noncontrolling shareholders	—	—	(1,076)
Net cash used in financing activities	—	(655)	(1,901)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(15,849)	3,057	1,570
Net (decrease)/increase in cash, cash equivalents and restricted cash	(99,561)	429,419	82,884
Cash, cash equivalents and restricted cash at the beginning of the year	204,598	105,037	534,456
Including:
Cash and cash equivalents at the beginning of the year	188,980	95,982	527,407
Restricted cash at the beginning of the year	15,618	9,055	7,049
Cash, cash equivalents and restricted cash at the end of the year	105,037	534,456	617,340
Including:
Cash and cash equivalents at the end of the year	95,982	527,407	607,579
Restricted cash at the end of the year	9,055	7,049	9,761
Supplemental disclosure of cash flow information:
Cash paid during the period for income taxes	176,176	62	87

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

The Group generates revenues from providing advertising services and paid services and the Group’s VIEs hold certain licenses and approvals to operate Internet-related businesses in the People’s Republic of China (“China” or the “PRC”).

Major subsidiaries, VIEs and the subsidiaries of the VIEs as of December 31, 2024 are set out below:

Name	Place of Incorporation	Date of Incorporation	Percentage of Direct or Indirect Economic Ownership	Principal Activity
Direct subsidiaries:
Phoenix Satellite Television Information Limited	British Virgin Islands (“BVI”)	September 1, 1999	100%	Investment holding
Phoenix New Media (Hong Kong) Company Limited	Hong Kong	February 24, 2011	100%	Advertising
Phoenix New Media (Hong Kong) Information Technology Company Limited	Hong Kong	April 22, 2014	100%	Investment holding
Indirect subsidiaries:
Fenghuang On-line (Beijing) Information Technology Co., Ltd. (“Fenghuang On-line”)	PRC	December 20, 2005	100%	Technical consulting
Beijing Fenghuang Yutian Software Technology Co., Ltd. (“Fenghuang Yutian”)	PRC	June 15, 2012	100%	Software development
Fenghuang Feiyang (Beijing) New Media Information Technology Co., Ltd. (“Fenghuang Feiyang”)	PRC	October 25, 2013	100%	Advertising
Beijing Fenghuang Borui Software Technology Co., Ltd. (“Fenghuang Borui”)	PRC	October 13, 2014	100%	Software development
Tianjin Fengying Hongda Culture Communication Co., Ltd. (“Fengying Hongda”)	PRC	March 13, 2017	100%	Advertising
VIEs:
Beijing Tianying Jiuzhou Network Technology Co., Ltd. (“Tianying Jiuzhou”)	PRC	April 18, 2000	100%	Advertising and paid services
Beijing Fenghuang Ronghe Investment Co., Ltd. (“Fenghuang Ronghe”)	PRC	September 18, 2015	100%	Investment holding
Subsidiaries of VIEs:
Yifeng Lianhe (Beijing) Technology Co., Ltd. (“Yifeng Lianhe”)	PRC	June 16, 2006	100%	Paid services
Beijing Tianying Chuangzhi Advertising Co., Ltd. (“Tianying Chuangzhi”)	PRC	February 8, 2010	100%	Advertising
Beijing Fengyu Network Technology Co., Ltd. (“Fengyu Network”)	PRC	June 1, 2012	100%	Paid services
Tianjin Fenghuang Mingdao Culture Communication Co., Ltd. (“Fenghuang Mingdao”)	PRC	May 24, 2013	100%	Advertising
Beijing Fenghuang Tianbo Network Technology Co., Ltd. (“Tianbo”)	PRC	May 31, 2013	50%	Advertising
Fengqingyang (Beijing) Culture Transmission Co., Ltd. (“Fengqingyang”)	PRC	June 10, 2014	60%	Advertising
Shanghai Fengyu Shixun Technology Co., Ltd. (“Fengyu Shixun”)	PRC	December 21, 2016	100%	Advertising and paid services
Beijing Fengyue Culture Technology Co., Ltd. (“Fengyue Culture”)	PRC	January 19, 2017	100%	Paid services
Hainan Lefeng Culture Communication Co., Ltd. (“Lefeng”)	PRC	December 30, 2020	100%	Advertising
Fenghuang Feiyang (Guangzhou) International Culture Communication Co., Ltd.(“Feiyang Guangzhou”)	PRC	September 29, 2022	100%	Advertising

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

Risks in relation to the VIE structure

The Company is not an operating company in China but a Cayman Islands holding company, which has no equity ownership in the VIEs, with operations primarily conducted by its PRC subsidiaries and through contractual arrangements with the VIEs based in China. The Company operates part businesses in China through the VIEs, and rely on contractual arrangements among its PRC subsidiaries, the VIEs and their respective shareholders to direct the activities that most significantly impact the economic performance of the VIEs and to derive substantially all of the economic benefits from them. Revenue contributed by the VIEs and subsidiaries of the VIEs accounted for 44.5%, 43.4% and 47.9% of the Group’s total revenues for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Under the Contractual Agreements with the VIEs, the Company has the power to direct the activities of all the VIEs and subsidiaries of the VIEs, and can have assets transferred out of the VIEs and subsidiaries of the VIEs. Therefore, the Company considers itself the ultimate primary beneficiary of the VIEs and there is no asset of the VIEs that can only be used to settle obligations of the VIEs and subsidiaries of the VIEs, except for registered capital and PRC statutory reserves of the VIEs and subsidiaries of the VIEs amounting to RMB24.9 million as of December 31, 2024. As all the VIEs and subsidiaries of the VIEs are incorporated as limited liability companies under the PRC Company Law, the creditors of the VIEs and subsidiaries of the VIEs do not have recourse to the general credit of the Company. The amounts of the consolidated VIEs’ current liabilities without recourse to the Company disclosed on the face of the consolidated balance sheets have excluded the amounts due to inter-company entities. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. However, as the Company is conducting certain businesses through the VIEs and subsidiaries of the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

1. Organization and Principal Activities (Continued)

The following tables set forth the summarized assets, liabilities, results of operations and cash flows of the consolidated VIEs and their subsidiaries (in thousands):

	As of December 31,
	2023	2024
	RMB	RMB
Cash and cash equivalents	110,958	64,336
Term deposits and short-term investments	167,097	29,611
Accounts receivable, net	84,809	101,022
Amounts due from related parties	31,204	5,666
Amounts due from inter-company entities	55,006	206,412
Other current assets	16,668	18,109
Current assets	465,742	425,156
Equity investments, net	88,221	72,436
Deferred income tax assets, net	27,841	24,588
Operating lease right-of-use assets, net	28,486	17,491
Other non-current assets	26,215	19,091
Non-current assets	170,763	133,606
Total assets	636,505	558,762
Accounts payable	37,310	44,299
Amounts due to related parties	6,106	11,473
Amounts due to inter-company entities	789,452	743,143
Advances from customers	21,423	18,316
Taxes payable	72,581	75,259
Salary and welfare payable	37,440	36,554
Accrued expenses and other current liabilities	56,548	42,960
Current liabilities	1,020,860	972,004
Non-current liabilities	29,870	17,305
Total liabilities	1,050,730	989,309

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Revenues	376,120	340,421	348,228
Gross profit	112,851	103,852	104,563
Net loss	(43,898)	(41,008)	(15,716)

Notes:

(1)
For the years ended December 31, 2022, 2023 and 2024, the VIEs have incurred revenues of RMB26.4 million, RMB40.1 million and RMB11.4 million, respectively, derived from inter-company entities and the corresponding inter-company entities concurrently recognized same amounts as fees, which have been eliminated upon consolidation.
(2)
For the years ended December 31, 2022, 2023 and 2024, the VIEs have incurred costs of RMB13.5 million, RMB23.0 million and RMB67.3 million, respectively, related to technical services provided by the inter-company entities and the corresponding inter-company entities concurrently recognized same amounts as revenues, which have been eliminated upon consolidation.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

1. Organization and Principal Activities (Continued)

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cash flow from operating activities：
Net cash provided by/(used in) transactions with inter-company entities	45,768	(4,885)	(213,117)
Net cash (used in)/provided by transactions with other entities	(62,108)	5,180	79,204
Net cash (used in)/provided by operating activities	(16,340)	295	(133,913)
Cash flow from investing activities：
Loans (paid to)/collected from inter-company entities	(77,751)	72,427	(142,504)
Net cash provided by/(used in) other investing activities	79,148	(154,830)	132,248
Net cash provided by/(used in) investing activities	1,397	(82,403)	(10,256)
Cash flow from financing activities：
Proceeds from loans from inter-company entities	123	157,423	101,324
Net cash used in other financing activities	—	—	(1,076)
Net cash provided by financing activities	123	157,423	100,248

As of December 31, 2024, there was no pledge or collateralization of the VIEs’ assets. Unrecognized revenue-producing assets that are held by the VIEs and subsidiaries of the VIEs mainly comprise of the Online Culture Operating Permit, the Publication Operation Permit, the Permit for Radio and Television Program Production and Operation, the Value-added Telecommunications Business Operating License, trademark, and domain name. Recognized revenue-producing assets that are held by the VIEs and subsidiaries of the VIEs mainly comprise of property and equipment, licensed copyrights of reading content, and audio content. The balances and transactions of the consolidated VIEs disclosed above were reflected in the Company’s consolidated financial statements with inter-company transactions eliminated.

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

When there is a change in ownership interests or a change in contractual arrangements that results in a loss of control of a subsidiary, the Group de-consolidates the subsidiary from the date control is lost. Any retained noncontrolling investment in the former subsidiary is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary.

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

The Group’s financial instruments mainly include cash equivalents, term deposits, short-term investments, restricted cash, accounts receivable, amounts due from related parties, prepayments and other current assets, available-for-sale debt investments, accounts payable and amounts due to related parties. Refer to Note 18 for details.

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

In accordance with ASC 825, for investments in financial instruments with a variable interest rate indexed to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Fair value is estimated based on quoted prices provided by banks at the end of each period and changes in the fair value are reflected in the consolidated statements of comprehensive income as interest income. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. Please see Note 18 for additional information.

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

Equity investments measured at NAV practical expedient

The Group accounts for investments in private equity funds under the existing practical expedient in ASC 820 to estimate fair value using the net asset value per share (or its equivalent) of the investment (“NAV practical expedient”), over which the Group does not have the ability to exercise significant influence.

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

Notes to Consolidated Financial Statements

2. Principal Accounting Policies (Continued)

(p) ASC 606 Revenue from Contracts with Customers

The Group has adopted ASC 606 Revenue from Contracts with Customers for all periods presented. The following table presents the Group’s revenues disaggregated by products and services (in thousands):

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net advertising revenues	696,664	619,260	630,590
Paid services revenues	89,043	72,760	73,105
Revenues from paid contents	33,847	34,917	46,574
Revenues from E-commerce and others	55,196	37,843	26,531
Total	785,707	692,020	703,695

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Contract asset represents the Group’s right to consideration in exchange for goods or services that it has transferred to a customer when that right is conditioned on something other than the passage of time (for example, the entity’s future performance). Accounts receivable represent the Group’s right to consideration in exchange for goods or services that it has transferred to a customer when the Group has satisfied its performance obligations and has the unconditional right to payment. Contract assets as of December 31, 2023 and 2024 were not material.

If a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional (that is, a receivable), before the Group transfers a good or service to the customer, the Group shall present the contract as a contract liability when the payment is made or the payment is due (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which it has received consideration (or an amount of consideration is due) from the customer. Advances from customers and deferred revenue relate to unsatisfied performance obligations at the end of the period and primarily consist of fees received from advertisers. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. Contract liability is presented as advances from customers in the balance sheet. Revenues recognized for the year ended December 31, 2024 that were included in the contract liability balance at the beginning of the period were RMB20.3 million.

The assets recognized for costs incurred to fulfill contracts shall be amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the asset relates. The assets recognized for costs incurred to fulfill contracts as of December 31, 2023 and 2024 were disclosed in Note 5.

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

Agency service fees

The Group may pay certain customers sales rebates as agency service fees, which are accounted for as variable consideration. The Group estimates annual revenue volume of each individual agent with reference to their historical results. The sales rebates will reduce revenues recognized. The Group recognizes revenue for the amount of fees it receives from its customers, after deducting sales rebates, value-added tax (“VAT”) and the cultural development fee. The Group believes that there will not be significant changes to its estimates of variable consideration.

Noncash transactions

The Group enters into contracts with certain customers involving consideration in a form other than cash. The noncash consideration (or promise of noncash consideration) shall be measured at fair value of the consideration received. If the Group cannot reasonably estimate the fair value of the noncash consideration, it shall measure the consideration indirectly by reference to the standalone selling price of the goods or services promised to the customer (or class of customer) in exchange for the consideration. The Group recognized revenue from noncash transactions involving exchanging advertising services for advertisement, content, goods, technical and other services amounted to RMB7.6 million, RMB7.7 million and RMB6.4 million for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Digital reading

Digital reading revenues are derived from providing fee-based internet literatures from writers and digital format books licensed from third-party publishers to customers on the Group’s PC and mobile platforms, mini-programs on third-party applications, and on third-party platforms. Digital reading revenues generated from the Group’s PC and mobile platforms and mini-programs on third-party applications are recorded on a gross basis and recognized evenly over the subscription period, or in the period in which a pay-per-view service is provided, as the Group is responsible for providing the desired services to the customers and has primary responsibility and broad discretion to establish price, and therefore the Group is considered the primary obligor in these transactions. Digital reading revenues generated from third-party platforms are recorded on a net basis.

Audio books

Audio books revenues are derived from the sale of copyright of audio books to third parties and licensing audio books to third parties. With respect to the sale of copyright of audio books, the Group is determined to be the primary obligor and accordingly, the Group records its revenues on a gross basis when the audio books are delivered to customers. With respect to the revenues that derived from licensing audio books to third parties, the Group evaluated and determined it is not the primary obligor in the service rendered to the end users and accordingly, the Group records its revenues based on the portion of the sharing of revenues that derives from third parties.

Other content-related sales

The Group generates revenues from licensing video or other content to third parties. For such content sales transactions, the Group earns fixed-amount license fees or revenue sharing fees based on pre-agreed percentage. The Group views the third parties as customers and recognizes revenues ratably over the licensing periods, provided that no significant performance obligation remains, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

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

(r) Value-added tax and related surcharges

The Group is subject to value-added tax (“VAT”) and related surcharges on the revenues earned for services provided in the PRC. The primary applicable rate of VAT is 6.0% for the years ended December 31, 2022, 2023 and 2024. Related surcharges mainly comprised of urban maintenance and construction tax and education surcharges. The urban maintenance and construction tax are charged at 7% or 5% of the amount of VAT actually paid depending on where the taxpayer is located. Education surcharges are charged at 3% of the amount of VAT actually paid and local education surcharges are charged at 2% or 1% of the amount of VAT actually paid depending on where the taxpayer is located. The Group is also subject to a cultural development fee on the provision of advertising services in the PRC and the applicable tax rate is 1.5%, valid until December 31, 2027.

The VAT and the cultural development fee are recorded as a reduction item of revenues in the consolidated statements of comprehensive income/(loss). The urban maintenance and construction tax, education surcharges and local education surcharges are recorded in the cost of revenues in the consolidated statements of comprehensive income/(loss).

The VAT and related surcharges for the years ended December 31, 2022, 2023 and 2024 were RMB57.5 million, RMB49.5 million and RMB54.6 million, respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2. Principal Accounting Policies (Continued)

(s) Cost of revenues

The Group’s cost of revenues consists primarily of (i) revenue sharing fees, including service fees retained by mobile telecommunications operators and revenue sharing fees paid to the Group’s channel and content partners, (ii) content and operational costs, including personnel-related cost associated with content production and certain support personnel, content procurement costs to third-party professional media companies and to Phoenix TV, its subsidiaries and variable interest entities excluding the Group (collectively referred to as the “Phoenix TV Group”), direct costs related to in-house content production, channel testing costs, rental cost, depreciation and amortization, the urban maintenance and construction tax, education surcharges and local education surcharges, and other miscellaneous costs, and (iii) bandwidth costs.

(t) Sales and marketing expenses

Sales and marketing expenses comprise primarily of: (i) personnel-related expenses including sales commissions related to the sales and marketing personnel; (ii) marketing and promotion expenses including traffic acquisition expenses; and (iii) relevant rental expense, depreciation and amortization expenses. The Group expenses advertising costs as incurred. Total advertising and promotion expenses including traffic acquisition expenses were RMB40.9 million, RMB24.7 million and RMB47.4 million, for the years ended December 31, 2022, 2023 and 2024, respectively.

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

(v) Operating leases and adoption of ASU 2016-02

The Group applies ASU 2016-02 Leases (Topic 842), which requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use (“ROU”) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. The Group elects to apply practical expedients permitted that allow the Group to not recognize lease assets and lease liabilities for leases with a term of twelve months or less.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2. Principal Accounting Policies (Continued)

(v) Operating leases and adoption of ASU 2016-02 (continued)

As of December 31, 2024, the Group’s operating leases had a weighted average remaining lease term of 4.89 years and a weighted average discount rate of 4.14%. Future lease payments under operating leases as of December 31, 2024 were as follows (in thousands):

Operating Lease Liabilities
RMB
Year ending December 31,
2025	16,009
2026	15,343
2027	10,566
2028	8,853
2029	7,746
2030	3,321
Total future lease payments	61,838
Less: Imputed interest	5,166
Total lease liability balance	56,672

Operating lease costs and expenses for the years ended December 31, 2022, 2023 and 2024 were RMB27.6 million, RMB25.4 million and RMB23.8 million, respectively, which excluded costs and expenses of short-term contracts. Short-term lease costs and expenses for the years ended December 31, 2022, 2023 and 2024 was RMB2.6 million, RMB1.4 million and RMB1.3 million, respectively. Supplemental cash flow information related to operating leases was as follows (in thousands):

	For the Years Ended December 31,
	2023	2024
	RMB	RMB
Cash payments for operating leases	25,890	26,001
Right-of-use assets obtained in exchange for operating lease liabilities	—	39,783

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

In both 2019 and 2020, the Company declared a special cash compensation plan to its share option holders, concurrent with the special cash dividend declared. As the Company’s share options are not dividend-protected award, the option holders have no rights to participate in all dividends before excising the share options. The Company accounted for the special cash compensation as incremental compensation cost, which would be vested with the same vesting conditions of the original share options granted. The related compensation cost of RMB10.2 million, RMB8.8 million and RMB2.0 million were recognized as costs or expenses in the consolidated statements of comprehensive income/(loss) of 2022, 2023 and 2024, respectively.

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

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended December 31, 2022, 2023 and 2024. Refer to Note 13 for details of the Group’s tax positions.

(y) Employee social security and welfare benefits

The Company’s subsidiaries and consolidated VIEs in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Company’s subsidiaries and consolidated VIEs in the PRC to pay the local labor and social welfare authorities monthly contributions at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Company’s subsidiaries and consolidated VIEs in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as cost and expenses in the consolidated statements of comprehensive income/(loss) were RMB89.7 million, RMB74.1 million and RMB69.7 million for the years ended December 31, 2022, 2023 and 2024, respectively.

(z) Other income —others, net

Other income —others, net mainly represent some non-operating gain or loss. Such gain or loss has been recognized when received or paid and no further conditions need to be met.

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

General reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in the registered capital of the respective company. The Group has made appropriations of RMB1.1 million, nil and nil to these funds for the years ended December 31, 2022, 2023 and 2024, respectively.

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

(ag) Recent accounting pronouncements

In November 2024, the FASB issued ASU No. 2024-03, Income Statement(Topic 220)- Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40). ASU No. 2024-03 requires publicly-traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in the financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group does not expect to adopt ASU No. 2024-03 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

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

4. Accounts Receivable, Net

The following table sets out the balance of accounts receivable excluding notes receivable as of December 31, 2023 and 2024 (in thousands):

	As of December 31,
	2023	2024
	RMB	RMB
Accounts receivable, gross	377,086	382,197
Allowance for expected credit losses	(106,654)	(85,419)
Accounts receivable, net	270,432	296,778

The following table sets out the balance of notes receivable as of December 31, 2023 and 2024 (in thousands):

	As of December 31,
	2023	2024
	RMB	RMB
Notes receivable, gross	23,435	30,048
Allowance for expected credit losses	(13)	(31)
Notes receivable, net	23,422	30,017

The following table presents the movement of the allowance for expected credit losses (in thousands):

	2022	2023	2024
	RMB	RMB	RMB
Balance as of January 1,	379,974	312,236	106,667
Additional provision for/(reversal of) allowance for expected credit losses, net of recoveries	(23,769)	14,682	(4,747)
Write-off	(43,969)	(220,251)	(16,470)
Balance as of December 31,	312,236	106,667	85,450

Phoenix New Media Limited

Notes to Consolidated Financial Statements

5. Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets (in thousands):

	As of December 31,
	2023	2024
	RMB	RMB
Prepaid rental and deposits	7,325	7,056
Prepayments to suppliers and other business related expenses	14,387	14,506
Costs to fulfill contracts with customers	5,612	758
Others	6,784	3,150
Total	34,108	25,470

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

6. Property and Equipment, Net

The following is a summary of property and equipment, net (in thousands):

	As of December 31,
	2023	2024
	RMB	RMB
Computers, equipment and furniture	41,179	40,665
Motor vehicles	5,461	3,869
Leasehold improvements	47,966	45,259
Total	94,606	89,793
Less: accumulated depreciation	(87,369)	(85,353)
Net book value	7,237	4,440

Depreciation expenses for the years ended December 31, 2022, 2023 and 2024 were RMB11.4 million, RMB5.7 million and RMB3.7 million, respectively.

7. Intangible Assets, Net

The following table summarizes the Group’s intangible assets, net (in thousands):

	As of December 31,
	2023	2024
	RMB	RMB
Computer software	21,918	20,007
Licensed copyrights of reading content	48,016	50,386
Audio content	17,041	17,864
Trademark and Domain name	137	137
Total	87,112	88,394
Less: amortization	(55,136)	(62,777)
impairment	(11,926)	(11,894)
Net book value	20,050	13,723

The Group recognized impairment losses on intangible assets of RMB1.1 million, nil and nil for the years ended December 31, 2022, 2023 and 2024, respectively.

Amortization expenses for the years ended December 31, 2022, 2023 and 2024 were RMB14.9 million, RMB15.8 million and RMB10.1 million, respectively. Based on the current amount of intangible assets subject to amortization, the estimated amortization expenses for each of the following five years are as follows: 2025: RMB5.8 million, 2026: RMB4.4 million, 2027: RMB2.3 million, 2028: RMB0.6 million and 2029: RMB0.1 million.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

8. Available-for-sale Debt Investments

Investments in Particle

As of December 31, 2023 and 2024, the Company held 4,584,209 Series D1 convertible redeemable preferred shares of Particle Inc. (“Particle”), respectively, which had been accounted for as available-for-sale debt investments, representing an aggregate of approximately 0.60% equity interest in Particle on an as-if converted basis (which reflected the completion of the issuance of additional shares under Particle’s share incentive plan). Particle operates Yidian, a personalized news and life-style information application in China that allows users to define and explore desired content on their mobile devices. The fair value of available-for-sale debt investments in Particle was RMB0.3 million and RMB0.3 million as of December 31, 2023 and 2024, respectively.

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

Investments in Humanistic Intelligence

In August 2020, the Group acquired 6.04% equity interest of Humanistic Intelligence Inc. (“Humanistic Intelligence”) through a series of debt restructuring and share exchange transactions. As the investment in Humanistic Intelligence is redeemable at the option of the Group, it is not considered in-substance common stock but considered debt securities. The Group’s investment in Humanistic Intelligence is classified as available-for-sale debt investments and reported at fair value. The Group had fully written down the whole investment in Humanistic Intelligence and recognized an impairment loss related to credit losses of RMB6.0 million in 2022. As of December 31, 2023 and 2024, the fair value of investment in Humanistic Intelligence was nil and nil, respectively.

As the Group does not expect to sell or redeem the investments mentioned above within one year, the available-for-sale debt investments are classified as long-term available-for-sale debt investments. Total accumulated unrealized loss on available-for-sale debt investments recorded in accumulated other comprehensive income excluding tax effect were RMB41.8 million and RMB41.8 million as of December 31, 2023 and 2024, respectively. The total fair value of available-for-sale debt investments were RMB0.3 million and RMB0.3 million as of December 31, 2023 and 2024, respectively (see Note 18).

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

The Group used equity method to account for investments in limited partnership unless the Group’s interest is so minor and has virtually no influence over the operating and financial policies of the partnership. In 2020, the Group made new investments in two limited partnerships with total considerations of RMB60.0 million, and accounted for the investments under equity method as significant influence could be imposed by the Group. The two limited partnerships mainly engage in private equity investments. In December 2023, one of the two limited partnerships returned investment capital contribution of RMB1.1 million to the Group, which was calculated on a pro rata basis. The carrying value of investments in the two limited partnerships were RMB39.1 million and RMB22.7 million as of December 31, 2023 and 2024, respectively. The Group recognized loss from investments in these limited partnerships of RMB8.2 million, RMB11.6 million and RMB16.2 million for the years ended December 31, 2022, 2023 and 2024, respectively. The income or losses from investments in these limited partnerships were mainly attributable to the changes in estimated fair value of the underlying investments held by the limited partnerships.

Investment in private equity fund

In December 2020, the Group entered into an investment agreement with a private equity fund to invest a total of RMB30.0 million in it. Accordingly, the Group invested RMB12.0 million in the private equity fund in December 2020, RMB9.0 million in it in February 2021 and RMB9.0 million in it in January 2022. As of December 31, 2023 and 2024, the carrying value of equity investment in the private equity fund was RMB34.1 million and RMB34.7 million, respectively. The Group accounts for the investment using NAV as a practical expedient under ASC 820. The Group recognized a gain of fair value change in the equity investment in the private equity fund of RMB2.7 million in 2022, a loss of fair value change in the equity investment in the private equity fund of RMB0.4 million in 2023 and a gain of fair value change in the equity investment in the private equity fund of RMB0.6 million in 2024. The fair value changes in the equity investment in the private equity fund were mainly attributable to the changes in estimated fair value of the underlying investments held by the private equity fund.

Other equity investments

In November 2018, the Group acquired 10% equity interest of Yitong Technology (Hangzhou) Limited (“Yitong Technology”) by investing in newly issued shares of Yitong Technology with a total consideration of RMB13.0 million. Yitong Technology mainly engages in big data application development and operation in China. As the Group’s equity investment in Yitong Technology has preferred liquidation rights, it is not considered as in-substance common stock, and should be measured at fair value, with changes in the fair value recognized through net income/(loss). As the investments in Yitong Technology lack readily determinable fair values, the Group elects to record the investments at cost, less impairment, plus or minus subsequent adjustments for observable price changes (referred to as the measurement alternative). Under this measurement alternative, changes in the carrying value of the investments will be recognized in consolidated statement of comprehensive income/(loss), whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. As of December 31, 2023 and 2024, the carrying value of equity investment in Yitong Technology was RMB13.0 million and RMB13.0 million, respectively.

In December 2020 and January 2021, the Group acquired totally 5.67% equity interest in Guangzhou Kesheng Jiada Network Partnership (“Kesheng Jiada”), representing 1.5% indirect equity interest in 4K Garden Network Technology (Guangzhou) Co., Ltd. (“4K Garden”) with a total consideration of RMB15.0 million. 4K Garden focuses on developing 4K ultra HD content ecosystem and related technology and 5G+ ultra HD application technology platform and Kesheng Jiada is a special purpose vehicle that holds equity interest in 4K Garden. As the investments in Kesheng Jiada lack readily determinable fair values, the Group elects to use the measurement alternative. As of December 31, 2023 and 2024, the carrying value of the equity investment was RMB15.0 million and RMB15.0 million, respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

10. Other Non-Current Assets

The following is a summary of other non-current assets (in thousands):

	As of December 31,
	2023	2024
	RMB	RMB
Rental deposits	5,958	6,272
Prepayments for real estate and non-current portion of prepayments to suppliers	6,732	7,256
Others	489	86
Total	13,179	13,614

11. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities are comprised of (in thousands):

	As of December 31,
	2023	2024
	RMB	RMB
Deposits from advertising agencies and customers	10,354	9,775
Accrued professional fees	3,003	6,108
Advertising and promotion expenses payables and accruals	217	76
General operating expenses payables and accruals	37,910	30,315
Deposits from potential house buyers	7,577	6,889
Others	12,595	12,545
Total	71,656	65,708

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

12. Cost of Revenues

The cost of revenues are as follows (in thousands):

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Revenue sharing fees	16,969	12,997	13,160
Content and operational costs	484,857	420,721	396,013
Bandwidth costs	46,679	30,427	25,816
Total	548,505	464,145	434,989

Phoenix New Media Limited

Notes to Consolidated Financial Statements

13. Income Taxes

Income Tax Expense/(Benefit) and Effective Tax Rate

The provisions for income tax expense/(benefit) are summarized as follows (in thousands):

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Current tax benefit	(72,211)	(5,914)	(2,267)
Deferred tax expense	1,817	18,890	6,912
Income tax (benefit)/expense	(70,394)	12,976	4,645

The components of income/(loss) before tax and income tax expense/(benefit) for PRC and non-PRC operations are as follows (in thousands):

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Loss arising from PRC operations	(158,671)	(85,525)	(25,629)
Loss arising from non-PRC operations	(37,442)	(10,614)	(22,672)
Loss before tax	(196,113)	(96,139)	(48,301)
Income tax (benefit)/expense relating to PRC operations	(6,037)	12,976	4,645
Income tax benefit relating to non-PRC operations	(64,357)	—	—
Income tax (benefit)/expense	(70,394)	12,976	4,645
Effective tax rate for PRC	3.8%	(15.2)%	(18.1)%
Effective tax rate for the Group	35.9%	(13.5)%	(9.6)%

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

Fenghuang On-line was qualified as an HNTE in 2020 and 2023, respectively, and therefore, Fenghuang On-line was subject to a 15% income tax rate from 2022 to 2024.

Tianying Jiuzhou was qualified as an HNTE in 2020, and therefore, Tianying Jiuzhou was subject to a 15% income tax rate in 2022. Tianying Jiuzhou was subject to a 25% income tax rate in 2023 and 2024.

Fenghuang Yutian was qualified as an HNTE in 2020 and 2023, respectively, and therefore, Fenghuang Yutian was subject to a 15% income tax rate from 2022 to 2024.

Fenghuang Borui was qualified as an HNTE in 2021 and 2024, respectively, and therefore, Fenghuang Borui was subject to a 15% income tax rate from 2022 to 2024.

All other PRC incorporated entities of the Group were subject to a 25% income tax rate for all the years presented.

The CIT Law also provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. On April 22, 2009, the State Administration of Taxation (“SAT”) issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Under Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. The Company and its offshore subsidiaries were not treated as resident enterprises for PRC tax purposes.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

13. Income Taxes (Continued)

Income Tax Expense/(Benefit) and Effective Tax Rate (Continued)

The Company does not intend to have its PRC subsidiaries distribute any undistributed earnings of such subsidiaries to their direct overseas parent companies, but rather intends that such undistributed earnings will be reinvested in such subsidiaries, VIEs and subsidiaries of the VIEs to further expand their business in the PRC. The total amount of undistributed earnings of the Group’s entities located in the PRC for which no withholding tax had been accrued as of December 31, 2023 and 2024 were approximately RMB373.2 million and RM342.5 million, respectively. The amounts of the unrecognized deferred tax liabilities were RMB37.3 million and RMB34.3 million as of December 31, 2023 and 2024, respectively.

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

Reconciliation of the Differences between Statutory Tax Rate and the Effective Tax Rate

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2022, 2023 and 2024 is as follows:

	For the Years Ended December 31,
	2022	2023	2024
	%	%	%
Statutory income tax rate	25.0	25.0	25.0
Permanent differences (1)	24.2	16.3	2.8
Change in valuation allowance	(38.7)	(46.4)	(25.2)
Effect of preferential tax treatment	(6.7)	(7.4)	(6.9)
Uncertain tax positions	4.1	1.8	6.4
Effect of withholding tax on gain on disposal of available-for-sale debt investments (2)	32.8	—	—
Tax rate difference from statutory rate in other jurisdictions	(4.8)	(2.8)	(11.7)
Effective income tax rate	35.9	(13.5)	(9.6)

Notes:

(1)
Permanent differences mainly included the tax-deductible expenses of the research and development expenses so incurred in a year in determining their tax assessable profits for that year for enterprises engaging in research and development activities, as 175% of the research and development expenses could be tax-deductible in 2022, and 200% of the research and development expenses could be tax-deductible in 2023 and 2024, according to policies promulgated by the State Tax Bureau of the PRC.
(2)
Effect of withholding tax on gain on disposal of available-for-sale debt investments represented the differences between the tax calculated based on book gain at the statutory rate and the tax applicable to this transaction.

The combined effects of the income tax exemption and other preferential tax treatment available to the Group are as follows (in thousands, except per share data):

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Effect of preferential tax treatment	(13,050)	(7,139)	(3,346)
Basic net loss per share effect	(0.02)	(0.01)	(0.01)

Phoenix New Media Limited

Notes to Consolidated Financial Statements

13. Income Taxes (Continued)

Deferred Tax Assets and Liabilities

The tax effects of temporary differences that give rise to the deferred tax assets balance as of December 31, 2023 and 2024 are as follows (in thousands):

	As of December 31,
	2023	2024
	RMB	RMB
Deferred tax assets:
Allowances for expected credit loss of receivables	30,296	23,596
Accrued payroll and expenses and others	26,416	30,633
Net operating loss carryforward	321,276	293,528
Less: valuation allowance	(307,818)	(284,499)
Total deferred tax assets, net	70,170	63,258

As of December 31, 2024, the Group had net operating loss of approximately RMB1,424.0 million, which can be carried forward to offset future taxable income. Net operating loss carry forward of RMB24.9 million, RMB16.1 million, RMB124.1 million, RMB351.1 million and RMB907.8 million will expire in 2025, 2026, 2027, 2028 and years after 2028, respectively, if not utilized.

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

The following table sets forth the movement of the valuation allowance for deferred tax assets (in thousands):

	2022	2023	2024
	RMB	RMB	RMB
Balance as of January 1,	187,396	263,229	307,818
Additions	75,833	50,151	12,159
Reversals	—	(5,562)	(35,478)
Balance as of December 31,	263,229	307,818	284,499

Phoenix New Media Limited

Notes to Consolidated Financial Statements

13. Income Taxes (Continued)

Uncertain Tax Positions

A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax positions is as follows (in thousands):

	2022	2023	2024
	RMB	RMB	RMB
Balance as of January 1,	28,330	20,333	18,598
Reversal of uncertain tax positions over 10 years	(7,997)	(4,236)	(4,635)
Increase related to current year tax positions	—	2,501	1,534
Balance as of December 31,	20,333	18,598	15,497

The Group did not accrue any potential penalties and interest related to these uncertain tax positions for all years presented on the basis that the likelihood of penalties and interest being charged is not considered to be probable. The Group reversed the liabilities associated with uncertain tax positions accrued more than 10 years, as their probability of being investigated by the PRC tax authorities would be remote. The increase in liabilities associated with uncertain tax positions represents liabilities accrued base on current year positions when the Group expects that it is more likely than not that the ultimate resolution of uncertain tax positions may be different from these estimates.

The amounts of uncertain tax positions listed above are based on the recognition and measurement criteria of ASC 740. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Group will record additional tax expense or tax benefit in the period in which such resolution occurs. The Group does not expect changes in uncertain tax positions recognized as of December 31, 2024 to be material in the next twelve months. In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2020 to 2024 remain subject to examination by tax authorities. There are no ongoing examinations by tax authorities as of December 31, 2024.

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

As of December 31, 2023, there were 264,998,965 Class A ordinary shares issued and 262,954,885 Class A ordinary shares outstanding, and 317,325,360 Class B ordinary shares issued and outstanding. As of December 31, 2024, there were 264,998,965 Class A ordinary shares issued and 259,191,877 Class A ordinary shares outstanding, and 317,325,360 Class B ordinary shares issued and outstanding.

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

During the years ended December 31, 2023 and 2024, the Company had repurchased 42,585 and 78,396 ADSs, respectively, on the open market for considerations of US$0.1 million (RMB0.7 million) and US$0.1 million (RMB0.8 million), respectively. As of December 31, 2024, the Company has repurchased a total of 120,981 ADSs, representing 5,807,088 Class A ordinary shares, for a total consideration of US$0.2 million (RMB1.5 million).

16. Share-based Compensation

Share-based compensation for share options and restricted share unit recognized in costs and expenses for the years ended December 31, 2022, 2023 and 2024 are as follows (in thousands):

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cost of revenues	2,802	1,737	798
Sales and marketing expenses	1,842	1,115	322
General and administrative expenses	2,215	273	321
Technology and product development expenses	1,022	588	101
Total	7,881	3,713	1,542

The Group recognized share-based compensation, net of estimated forfeitures, on a graded-vesting basis over the vesting term of the awards. There was no income tax benefit recognized in the consolidated statements of comprehensive income/(loss) for share-based compensation and the Group did not capitalize any of the share-based compensation as part of the cost of any asset in the years ended December 31, 2022, 2023 and 2024.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

16. Share-based Compensation (Continued)

Share Options of the Company (Continued)

A summary of the Company’s share option activities for the years ended December 31, 2022, 2023 and 2024 is presented below:

		Weighted	Weighted Average
	Number of	Average	Remaining	Aggregate
	Options	Exercise Price	Contractual Life	Intrinsic Value
		US$	Years	US$ in Million
Outstanding as of January 1, 2022	50,338,362	0.40	5.5	—
Granted	—	—
Forfeited and expired	(8,862,859)	0.44
Exercised	—	—		—
Outstanding as of December 31, 2022	41,475,503	0.40	4.8	—
Granted	—	—
Forfeited and expired	(17,378,280)	0.42
Exercised	—	—		—
Outstanding as of December 31, 2023	24,097,223	0.38	5.1	—
Granted	—	—
Forfeited and expired	(2,671,223)	0.45
Exercised	—	—
Outstanding as of December 31, 2024	21,426,000	0.37	4.6	—
Exercisable as of December 31, 2024	21,232,250	0.37	4.5	—
Vested and expected to vest as of December 31, 2024	21,417,642	0.37	4.6	—

The aggregate intrinsic value of options outstanding, exercisable and vested and expected to vest as of December 31, 2024 was calculated as the difference between the Company’s closing stock price of US$2.37 per ADS, or US$0.05 per share as of that date, and the exercise price of the underlying options. The aggregate intrinsic value of options exercised was calculated as the difference between the market value on the date of exercise and the exercise price of the underlying options.

As disclosed in Note 2(w), the Company’s share-based compensation is measured at the value of the award as calculated under the Black-Scholes option pricing model. The Company estimated the expected volatility at the date of grant based on average annualized standard deviation of the share price of comparable listed companies. The Company has no history or expectation of paying regular dividends on its ordinary shares. The Company estimated the expected term based on the vesting schedule and the exercise period of the options. Risk-free interest rates are based on the derived market yield of the U.S. Treasury securities with an estimated country-risk differential as of the valuation date. There were no options granted during the years ended December 31, 2022, 2023 and 2024.

As of December 31, 2024, there was RMB0.02 million of unrecognized share-based compensation for options, adjusted for estimated forfeitures. The unrecognized share-based compensation is expected to be recognized over a weighted-average period of 0.37 year.

Share-based Awards of the Company’s Subsidiaries, VIEs and Subsidiaries of the VIEs

One of the Company’s subsidiaries, Fread Limited, adopted a restricted share unit scheme in March 2018 to grant a total of 2,000,000 restricted share units to employees (the “2018 Fread RSU Scheme”). There were 920,000 restricted share units of Fread Limited granted under the 2018 Fread RSU Scheme as of December 31, 2024. The Fread 2018 RSU scheme was terminated in December 2024 upon the dissolution of Fread Limited. For the years ended December 31, 2022, 2023 and 2024, Fread Limited recognized share-based compensation net of forfeitures of RMB0.1 million, nil and nil, respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

17. Segments

The Group currently operates in two principal operating segments: net advertising services and paid services. The accounting policies of the two segments are the same as described in the significant accounting policies.

Information provided to the CODM is at the gross margin level. The Group currently does not allocate operating expenses or assets to its segments, as its CODM assesses performance for the two segments and decides how to allocate resources based on gross profit of the operating segments.

The following table presents summarized information by segments (in thousands):

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Revenues
Net advertising services	696,664	619,260	630,590
Paid services	89,043	72,760	73,105
Total revenues	785,707	692,020	703,695
Cost of revenues
Net advertising services	514,725	423,728	404,061
Paid services	33,780	40,417	30,928
Total cost of revenues	548,505	464,145	434,989
Gross profit
Net advertising services	181,939	195,532	226,529
Paid services	55,263	32,343	42,177
Total gross profit	237,202	227,875	268,706

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

The following table sets forth the financial instruments, measured at fair value on a recurring basis, by level within the fair value hierarchy (in thousands):

	Fair Value Measurements at Reporting Date Using
	Carrying Value on Balance Sheets	Quote Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
As of December 31, 2023:
Assets:
Term deposits and short-term investments	558,765	—	558,765	—
Restricted cash	7,049	7,049	—	—
Available-for-sale debt investments	309	—	—	309
As of December 31, 2024:
Assets:
Term deposits and short-term investments	428,343	—	428,343	—
Restricted cash	9,761	9,761	—	—
Available-for-sale debt investments	313	—	—	313

Phoenix New Media Limited

Notes to Consolidated Financial Statements

18. Fair Value Measurements (Continued)

Assets and Liabilities Measured and Disclosed at Fair Value on a Recurring Basis (Continued)

The following table sets forth the reconciliation of the fair value measurements of available-for-sale debt investments from January 1, 2022 to December 31, 2024 (in thousands):

Fair Value Measurements of Available-for-sale Debt Investments
RMB
Ending balance as of January 1, 2022	29,401
Change in fair value	(24,010)
Impairment	(5,980)
Currency translation adjustment	893
Ending balance as of December 31, 2022	304
Change in fair value	—
Currency translation adjustment	5
Ending balance as of December 31, 2023	309
Change in fair value	—
Currency translation adjustment	4
Ending balance as of December 31, 2024	313

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

Available-for-sale debt investments. Available-for-sale debt investments mainly represent the investments of convertible redeemable preferred shares in Particle. In accordance with ASC 820, the Group measures available-for-sale debt investments at fair value on a recurring basis. The fair values of the investments in Particle as of December 31, 2022, 2023 and 2024 were determined based on a valuation technique under the market approach, known as guideline company method, where financial ratios of comparable companies were analyzed to determine the value of Particle, as well as using observable transactions of Particle’s shares. The Group classifies the valuation techniques that use unobservable inputs as Level 3 of fair value measurements.

The key inputs used in valuation of available-for-sale debt investments in Particle as of December 31, 2022, 2023 and 2024 were as follow:

	As of December 31,
	2022	2023	2024
Lack of marketability discount (“DLOM”)	20%	20%	20%
Volatility	50.0%	50.0%	50.0%

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

Accounts receivable, notes receivable, amounts due from related parties, prepayments and other current assets, accounts payable and amounts due to related parties are financial assets or liabilities with carrying values that approximate fair value due to their short term nature.

19. Net Loss per Share

The following table sets forth the computation of basic and diluted net loss per share for the years indicated (amounts in thousands, except for number of shares and per share data):

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net loss per Class A and Class B ordinary share — basic:
Numerator:
Net loss attributable to Phoenix New Media Limited	(109,652)	(102,496)	(53,554)
Denominator:
Denominator used in computing net loss per share — basic	582,324,325	582,241,827	576,786,817
Net loss per Class A and Class B ordinary share — basic	(0.19)	(0.18)	(0.09)
Net loss per Class A and Class B ordinary share — diluted:
Numerator:
Net loss attributable to Phoenix New Media Limited	(109,652)	(102,496)	(53,554)
Denominator:
Denominator used in computing net loss per share — basic	582,324,325	582,241,827	576,786,817
Share-based awards	—	—	—
Denominator used in computing net loss per share — diluted	582,324,325	582,241,827	576,786,817
Net loss per Class A and Class B ordinary share — diluted	(0.19)	(0.18)	(0.09)
Net loss per ADS (1 ADS represents 48 Class A ordinary shares):
Denominator used in computing net loss per ADS — basic	12,131,757	12,130,038	12,016,392
Denominator used in computing net loss per ADS — diluted	12,131,757	12,130,038	12,016,392
Net loss per ADS — basic	(9.04)	(8.45)	(4.46)
Net loss per ADS — diluted	(9.04)	(8.45)	(4.46)

There were 38,975,848, 27,063,618 and 22,073,925 options to purchase ordinary shares have been excluded from the computation of diluted net loss per share for the years ended December 31, 2022, 2023 and 2024, respectively, as their effects would be anti-dilutive.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

20. Commitments and Contingencies

(a) Commitments

As of December 31, 2024, future minimum commitments under non-cancelable agreements were as follows (in thousands):

	Property Management Costs	Bandwidth Purchases	Cooperation with Phoenix TV Group	Content Purchases	Property and Equipment, and Intangible Assets	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
2025	2,681	674	33,718	6,210	5,454	3,127	51,864
2026	4,351	—	1,460	100	335	516	6,762
2027	3,260	—	—	—	—	180	3,440
2028	2,876	—	—	—	—	—	2,876
2029 and thereafter	5,991	—	—	—	—	—	5,991
Total	19,159	674	35,178	6,310	5,789	3,823	70,933

The amounts of cooperation with Phoenix TV Group are calculated according to the agreements between the Group and Phoenix TV Group (see Note 2(a)).

Upon the adoption of ASC 842 on January 1, 2019, future minimum lease payments for operating lease commitments as of December 31, 2024 are disclosed in Note 2(v).

The Group did not have any other significant commitments, long-term obligations, or guarantees as of December 31, 2023 and 2024.

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

(c) Long-term Liabilities for Uncertain Tax Positions

As mentioned in Note 13, as of December 31, 2023 and 2024, the Group had recorded uncertain tax positions of RMB18.6 million and RMB15.5 million, respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

21. Related Party Transactions

The table below sets forth the major related parties and their relationships with the Group:

Related Parties	Relationships with the Group
Other entities within the Phoenix TV Group	Under common control by Phoenix TV
China Mobile Communication Corporation (“China Mobile”)	A shareholder of Phoenix TV
Henan Fengyi Feiyang Network Technology Limited (“Fengyi Technology”)	Investee
Mr. Gao Ximin and Mr. Qiao Haiyan	Legal shareholders of Tianying Jiuzhou and employees of the Group
Mr. Zou Ming and Ms. Wang Xiaojia	Legal shareholders of Fenghuang Ronghe and employees of the Group

The Group had the following related party transactions for the years ended December 31, 2022, 2023 and 2024 (in thousands):

Transactions with the Other Entities Within the Phoenix TV Group:

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Content provided by Phoenix TV Group	(45,000)	(45,000)	(46,774)
Advertising and promotion expenses charged by Phoenix TV Group	(1,168)	(4,290)	(2,155)
Corporate administrative expenses charged by Phoenix TV Group	(1,071)	(943)	(822)
Trademark license fees charged by Phoenix TV Group	(3,803)	(5,548)	(4,233)
Project cost charged by Phoenix TV Group	(2,971)	(2,601)	(798)
Revenues earned from Phoenix TV Group	13,937	4,566	35,515

Transactions with China Mobile:

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Advertising revenues earned from China Mobile	3,160	4,914	4,338
Paid services revenues earned from and through China Mobile	23,297	17,916	10,090
Revenue sharing fees and bandwidth costs charged by China Mobile	(4,971)	(3,313)	(1,918)

Transactions with Investees:

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Advertising revenues earned from/(agency service fees paid to) Fengyi Technology	48	197	1,422
Revenues earned from other investees	142	93	—

Phoenix New Media Limited

Notes to Consolidated Financial Statements

21. Related Party Transactions (Continued)

As of December 31, 2023 and 2024, the amounts of due from and due to related parties were as follows (in thousands):

	As of December 31,
	2023	2024
	RMB	RMB
Amounts due from related parties:
Due from China Mobile	3,834	2,057
Due from Phoenix TV Group	53,611	71,262
Due from Fengyi Technology	—	3,085
Total	57,445	76,404
Amounts due to related parties:
Due to China Mobile	8	8
Due to Phoenix TV Group	20,793	20,316
Due to Fengyi Technology	1,369	4,003
Total	22,170	24,327

The amounts due from Phoenix TV Group represent accounts receivable from Phoenix TV Group for the advertising services provided to its customers and advance payments to Phoenix TV Group for the content provided by it, and the amounts due to Phoenix TV Group represent resources or services provided by Phoenix TV Group, expenses paid by Phoenix TV Group on behalf of the Group, and expenses charged by Phoenix TV Group under the cooperation agreements.

22. Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs incorporated in the PRC are required to annually appropriate 10% of their net after-tax income to the general reserve fund or the statutory surplus fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, and in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), General Notes to Financial Statements, the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which the restricted portion amounted to approximately RMB481.2 million and RMB424.8 million as of December 31, 2023 and 2024, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to the Company’s shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs to satisfy any obligations of the Company.

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

The Company performed a test on the restricted net assets of the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), General Notes to Financial Statements and concluded that it was applicable for the Company to disclose its condensed financial information for the year ended December 31, 2024, as restricted net assets of the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs had exceeded 25 percent of consolidated net assets for the year ended December 31, 2024. For the purposes of presenting the Company’s separate financial information, the Company records its investments in its subsidiaries under the equity method of accounting and consolidated net assets of the VIEs under ASC 810. Such investments are presented on the separate condensed balance sheets of the Company as “Investments in the subsidiaries” and “Share of loss from the subsidiaries” in the condensed statements of comprehensive income/(loss). See Note 24 for the Company’s information.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

23. Subsequent Events

No subsequent event that had a material impact on the Group was identified through the date of issuance of the financial statements.

24. Additional Information - Condensed Financial Statements of the Company

The condensed financial statements of Phoenix New Media Limited have been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04. The Company records its investments in its subsidiaries under the equity method of accounting and the consolidated net assets of the VIEs under ASC 810. Such investments are presented on the balance sheets as “Investments in the subsidiaries”, and the net profit or loss of subsidiaries and VIEs is presented as “Share of loss from the subsidiaries” in the statement of comprehensive income/(loss).

As of December 31, 2023 and 2024, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those, if any, which have been separately disclosed in the consolidated financial statements.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

Phoenix New Media Limited

Condensed Financial Information of the Company

Balance Sheets

(Amounts in thousands, except for number of shares and per share data)

	As of December 31,
	2023	2024
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	21,538	480
Amounts due from subsidiaries and VIEs	897,329	962,552
Prepayments and other current assets	6,838	3,609
Total current assets	925,705	966,641
Non-current assets:
Investments in the subsidiaries	535,839	488,251
Available-for-sale debt investments	309	313
Total non-current assets	536,148	488,564
Total assets	1,461,853	1,455,205
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Amounts due to subsidiaries and VIEs	235,681	278,913
Accrued expenses and other current liabilities	1,160	1,025
Total current liabilities	236,841	279,938
Total liabilities	236,841	279,938
Shareholders’ equity:
Class A ordinary shares (US$0.01 par value, 680,000,000 shares authorized; 264,998,965 shares issued and 262,954,885 outstanding as of December 31, 2023; 264,998,965 shares issued and 259,191,877 shares outstanding as of December 31, 2024)	17,499	17,499
Class B ordinary shares (US$0.01 par value, 320,000,000 shares authorized; 317,325,360 and 317,325,360 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	22,053	22,053
Additional paid-in capital	1,640,535	1,642,077
Treasury stock (2,044,080 shares and 5,807,088 shares as of December 31, 2023 and 2024, respectively)	(655)	(1,480)
Accumulated deficits	(414,023)	(467,577)
Accumulated other comprehensive loss	(40,397)	(37,305)
Total shareholders’ equity	1,225,012	1,175,267
Total liabilities and shareholders’ equity	1,461,853	1,455,205

Phoenix New Media Limited

Notes to Consolidated Financial Statements

Phoenix New Media Limited

Condensed Financial Information of the Company

Statements of Comprehensive Income/(Loss)

(Amounts in thousands)

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Operating expenses:
General and administrative expenses	(16,945)	(16,902)	(8,979)
Total operating expenses	(16,945)	(16,902)	(8,979)
Loss from operations	(16,945)	(16,902)	(8,979)
Other income/(loss):
Net interest income	50	944	1,072
Foreign currency exchange loss	(21,847)	(4,181)	(3,628)
Impairment of available-for-sale debt investments	(5,980)	—	—
Others, net	(5,514)	—	—
Share of loss from the subsidiaries	(123,773)	(82,357)	(42,019)
Loss before income taxes	(174,009)	(102,496)	(53,554)
Income tax benefit	64,357	—	—
Net loss	(109,652)	(102,496)	(53,554)
Other comprehensive (loss)/income	(6,094)	5,005	3,092
Comprehensive loss	(115,746)	(97,491)	(50,462)

Phoenix New Media Limited

Notes to Consolidated Financial Statements

Phoenix New Media Limited

Condensed Financial Information of the Company

Statements of Cash Flows

(Amounts in thousands)

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cash flows from operating activities:
Net cash used in operating activities	(20,974)	(20,850)	(4,497)
Cash flows from investing activities:
Placement of short-term investments	(32,312)	(58,951)	(108,928)
Maturity of short-term investments	29,875	61,388	108,928
Return of equity investment principal from a subsidiary	—	19,722	—
Net cash (used in)/provided by investing activities	(2,437)	22,159	—
Cash flows from financing activities:
(Payment to)/repayment from subsidiaries and VIEs	(64)	10,332	(15,736)
Repurchase of ordinary shares	—	(655)	(825)
Net cash (used in)/provided by financing activities	(64)	9,677	(16,561)
Net (decrease)/increase in cash and cash equivalents	(23,475)	10,986	(21,058)
Cash and cash equivalents at the beginning of the year	34,027	10,552	21,538
Cash and cash equivalents at the end of the year	10,552	21,538	480