Form 20-F
period 2025-12-31
Phoenix New Media Ltd
filed 2026-04-29
CIK 1509646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

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

259,191,877 Class A ordinary shares were outstanding as of December 31, 2025
317,325,360 Class B ordinary shares were outstanding as of December 31, 2025

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

FISCAL YEAR ENDED DECEMBER 31, 2025

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
•
“Phoenix TV” refers to Phoenix Media Investment (Holdings) Limited;
•
“Phoenix TV (BVI)” refers to Phoenix Satellite Television (B.V.I.) Holding Limited, a wholly owned direct subsidiary of Phoenix TV, which directly owned 55.0% of our share capital as of March 31, 2026;
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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2023, 2024 and 2025, and as of December 31, 2024 and 2025.

Our ADSs are listed on the New York Stock Exchange under the symbol “FENG.”

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.9931 to US$1.00, the exchange rate in effect as of December 31, 2025 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

Our Corporate Structure

The following diagram illustrates our corporate structure as of December 31, 2025, including our subsidiaries, the VIEs and their subsidiaries that are significant subsidiaries as defined in rule 1-02(w) of Regulation S-X:

Our Corporate Structure and Contractual Arrangements with the VIEs

Phoenix New Media Limited is not an operating company in China but a Cayman Islands holding company, which has no equity ownership in the VIEs, with operations primarily conducted by our PRC subsidiaries and through contractual arrangements with the VIEs based in China. Currently, VIEs are (i) Fenghuang Ronghe and (ii) Tianying Jiuzhou. Under the PRC laws and regulations, the operation and provision of internet information services to the public, value-added telecommunication-based online marketing, internet audio visual program services and internet culture operations (except for music) in the PRC is subject to foreign investment restrictions and license requirements. Therefore, we operate such businesses in China through the VIEs, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their respective shareholders to control the business operations of the VIEs. Revenue contributed by the VIEs and their subsidiaries accounted for 43.4%, 47.9% and 50.7% of our total revenues for the years ended December 31, 2023, 2024 and 2025, respectively. As used in this annual report, “we,” “us,” “our company,” “our” and “Phoenix New Media” refer to Phoenix New Media Limited, a Cayman Islands company and its subsidiaries, and, in the context of describing its operations and consolidated financial information, its VIEs in China, including but not limited to Tianying Jiuzhou and Fenghuang Ronghe. Investors in our ADSs are not purchasing equity interest in our operating entities in China, but instead are purchasing an equity interest in Phoenix New Media Limited, a Cayman Islands holding company. The VIEs are consolidated with our results of operations for accounting purposes. However, we do not own equity interest in Fenghuang Ronghe or Tianying Jiuzhou. Furthermore, Phoenix New Media Limited, as our holding company, does not conduct operating activities other than holding investment in certain of our equity investees.

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

There are also uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their respective shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in accordance with the applicable laws and regulations to take action in dealing with such violations or failures. See “—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in Internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we would be subject to severe penalties or be forced to relinquish our interests in those operations,” and “—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiaries and the VIEs in China. Our business operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the VIEs have received all material permissions that are, or may be, required for our business operations in China, and no material permission has been denied from us by relevant authorities in China, except those as disclosed in “—D. Risk Factors—Risks Relating to Our Business and Industry—Our lack of an Internet audio-visual program transmission license has exposed, and may continue to expose, us to administrative sanctions, including the banning of our paid mobile video services and video advertising services, which would materially and adversely affect our business and results of operation,” “—D. Risk Factors—Risks Relating to Our Business and Industry—Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services or to cease the Internet access services provided by third parties to us. In 2025, the vast majority of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties,” “—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain NRTA’s approval for introducing and broadcasting foreign television programs could have a material adverse effect on our ability to conduct our business,” “—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain certain permits for our advertising services that contain drug-related information would subject us to penalties,” and “—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain or maintain all applicable permits and approvals, or fail to comply with PRC regulations, relating to Internet publishing services, our ability to conduct our digital reading business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions.” Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future.

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

Prior to January 1, 2023, Phoenix New Media Limited, through its intermediate holding companies, provided capital contribution of RMB527.7 million to its subsidiaries in China. In 2023, our subsidiaries returned capital contribution of RMB19.7 million to Phoenix New Media Limited.

As of January 1, 2023, our subsidiaries had debt financing from Phoenix New Media Limited of RMB887.2 million and the VIEs and their subsidiaries had debt financing from our subsidiaries of RMB267.6 million. Our subsidiaries repaid RMB10.3 million of debt financing to Phoenix New Media Limited in 2023, received RMB15.9 million of debt financing from Phoenix New Media Limited in 2024 and repaid RMB6.4 million (US$0.9 million) of debt financing to Phoenix New Media Limited in 2025. The VIEs and their subsidiaries received RMB229.9 million of debt financing from our subsidiaries in 2023, repaid RMB41.2 million of debt financing to our subsidiaries in 2024 and received RMB141.8 million (US$20.3 million) of debt financing from our subsidiaries in 2025.

For the years ended December 31, 2023, 2024 and 2025, there were no dividends or distributions were made to Phoenix New Media Limited by our subsidiaries. Under PRC laws and regulations, our PRC subsidiaries and the VIEs and their subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the VIEs and their subsidiaries, totaling RMB481.2 million, RMB424.8 million and RMB470.6 million (US$67.3 million) as of December 31, 2023, 2024 and 2025, respectively. Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government regulations of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and VIEs and their subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China—We rely on dividends and other distributions on equity from our PRC subsidiaries to fund any cash and financing requirements we have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.” We do not have a cash management policy to dictate how funds are transferred between the VIEs and their subsidiaries and our subsidiaries.

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

For the years ended December 31, 2023, 2024 and 2025, no assets other than cash were transferred through our organization.

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

Selected Condensed Consolidated Statements of Operations Data

	For the Year Ended December 31, 2025
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)

Inter-company revenues (1) (4)	—	30,540	22,094	8,585	(61,219)	—
Third-party revenues	—	377,334	—	388,237	—	765,571
Inter-company cost of revenues (1) (4)	—	(17,283)	—	(43,923)	61,206	—
Third-party cost of revenues	—	(268,262)	(12,788)	(110,372)	—	(391,422)
Gross profit	—	122,329	9,306	242,527	(13)	374,149
Total operating expenses	(6,562)	(143,562)	(52,301)	(206,114)	13	(408,526)
(Loss)/income from operations	(6,562)	(21,233)	(42,995)	36,413	—	(34,377)
Income from non-operations	5,484	5,438	9,200	22,779	—	42,901
Share of income from the subsidiaries (2)	1,414	23,776	5,914	—	(31,104)	—
Income from the VIEs (2)	—	—	57,571	—	(57,571)	—
Income before tax	336	7,981	29,690	59,192	(88,675)	8,524
Income tax expense	—	(6,567)	—	(1,592)	—	(8,159)
Net income	336	1,414	29,690	57,600	(88,675)	365
Net income attributable to noncontrolling interests	—	—	—	(29)	—	(29)
Net income attributable to Phoenix New Media Limited	336	1,414	29,690	57,571	(88,675)	336

	For the Year Ended December 31, 2024
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)

Inter-company revenues (1) (4)	—	23,688	51,490	11,400	(86,578)	—
Third-party revenues	—	366,867	—	336,828	—	703,695
Inter-company cost of revenues (1) (4)	—	(18,600)	—	(67,290)	85,890	—
Third-party cost of revenues	—	(243,640)	(14,974)	(176,375)	—	(434,989)
Gross profit	—	128,315	36,516	104,563	(688)	268,706
Total operating expenses	(8,979)	(133,965)	(74,507)	(116,664)	688	(333,427)
Loss from operations	(8,979)	(5,650)	(37,991)	(12,101)	—	(64,721)
(Loss)/income from non-operations	(2,556)	21,213	1,926	(4,163)	—	16,420
Share of (loss)/income from the subsidiaries (2)	(42,019)	(52,389)	7,213	—	87,195	—
Loss from the VIEs (2)	—	—	(16,324)	—	16,324	—
Loss before tax	(53,554)	(36,826)	(45,176)	(16,264)	103,519	(48,301)
Income tax (expense)/benefit	—	(5,193)	—	548	—	(4,645)
Net loss	(53,554)	(42,019)	(45,176)	(15,716)	103,519	(52,946)
Net income attributable to noncontrolling interests	—	—	—	(608)	—	(608)
Net loss attributable to Phoenix New Media Limited	(53,554)	(42,019)	(45,176)	(16,324)	103,519	(53,554)

	For the Year Ended December 31, 2023
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)

Inter-company revenues (1) (4)	—	10,756	33,285	40,136	(84,177)	—
Third-party revenues	—	391,735	—	300,285	—	692,020
Inter-company cost of revenues (1) (4)	—	(60,419)	—	(23,035)	83,454	—
Third-party cost of revenues	—	(228,735)	(21,876)	(213,534)	—	(464,145)
Gross profit	—	113,337	11,409	103,852	(723)	227,875
Total operating expenses	(16,902)	(123,335)	(81,102)	(133,138)	905	(353,572)
Loss from operations	(16,902)	(9,998)	(69,693)	(29,286)	182	(125,697)
(Loss)/income from non-operations	(3,237)	29,600	4,581	(1,204)	(182)	29,558
Share of (loss)/income from the subsidiaries (2)	(82,357)	(99,969)	3,462	—	178,864	—
Loss from the VIEs (2)	—	—	(34,857)	—	34,857	—
Loss before tax	(102,496)	(80,367)	(96,507)	(30,490)	213,721	(96,139)
Income tax expense	—	(2,458)	—	(10,518)	—	(12,976)
Net loss	(102,496)	(82,825)	(96,507)	(41,008)	213,721	(109,115)
Net loss attributable to noncontrolling interests	—	468	—	6,151	—	6,619
Net loss attributable to Phoenix New Media Limited	(102,496)	(82,357)	(96,507)	(34,857)	213,721	(102,496)

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2025
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
ASSETS
Cash and cash equivalents	559	139,325	106,448	291,217	—	537,549
Term deposits and short-term investments	—	34,892	429,329	5	—	464,226
Restricted cash	—	10,000	—	6,102	—	16,102
Accounts receivable, net	—	203,125	—	89,994	—	293,119
Amounts due from related parties	—	68,591	181	5,620	—	74,392
Amount due from inter-company entities (3)	942,892	906,842	99,088	121,679	(2,070,501)	—
Property and equipment, net	—	5,054	1,291	4,383	—	10,728
Intangible assets, net	—	795	1,142	8,478	—	10,415
Available-for-sale debt investments	306	—	—	—	—	306
Investment in the subsidiaries (2)	500,416	150,631	392,924	—	(1,043,971)	—
Contractual interests in the VIEs (2)	—	—	(311,117)	—	311,117	—
Equity investments, net	—	13,000	—	91,124	—	104,124
Deferred income tax assets, net	—	32,103	—	21,228	—	53,331
Operating lease right-of-use assets, net	—	24,955	4,476	12,526	—	41,957
Prepayment and other assets	3,204	15,745	4,131	20,460	—	43,540
Total assets	1,447,377	1,605,058	727,893	672,816	(2,803,355)	1,649,789
LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
Liabilities
Accounts payable	—	76,757	18	45,645	—	122,420
Taxes payable	—	111,325	(7,643)	72,722	—	176,404
Amount due to inter-company entities (3)	275,349	807,914	173,215	814,023	(2,070,501)	—
Accrued expenses and other liabilities	885	103,646	23,748	114,371	—	242,650
Total liabilities	276,234	1,099,642	189,338	1,046,761	(2,070,501)	541,474
Total Phoenix New Media Limited shareholders' equity/(deficit)	1,171,143	505,416	538,555	(311,117)	(732,854)	1,171,143
Non-controlling interests	—	—	—	(62,828)	—	(62,828)
Total shareholders' equity/(deficit) (2)	1,171,143	505,416	538,555	(373,945)	(732,854)	1,108,315
Total liabilities and shareholders’ equity/(deficit)	1,447,377	1,605,058	727,893	672,816	(2,803,355)	1,649,789

	As of December 31, 2024
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
ASSETS
Cash and cash equivalents	480	356,241	186,522	64,336	—	607,579
Term deposits and short-term investments	—	398,732	—	29,611	—	428,343
Restricted cash	—	—	—	9,761	—	9,761
Accounts receivable, net	—	225,773	—	101,022	—	326,795
Amounts due from related parties	—	70,557	181	5,666	—	76,404
Amount due from inter-company entities (3)	962,552	782,504	424,125	206,412	(2,375,593)	—
Property and equipment, net	—	1,664	1,978	798	—	4,440
Intangible assets, net	—	1,249	1,660	10,814	—	13,723
Available-for-sale debt investments	313	—	—	—	—	313
Investment in the subsidiaries (2)	488,251	126,835	387,010	—	(1,002,096)	—
Contractual interests in the VIEs (2)	—	—	(368,690)	—	368,690	—
Equity investments, net	—	13,000	—	72,436	—	85,436
Deferred income tax assets, net	—	38,670	—	24,588	—	63,258
Operating lease right-of-use assets, net	—	33,452	5,848	17,491	—	56,791
Prepayment and other assets	3,609	14,418	5,230	15,827	—	39,084
Total assets	1,455,205	2,063,095	643,864	558,762	(3,008,999)	1,711,927
LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
Liabilities
Accounts payable	—	100,311	60	44,299	—	144,670
Taxes payable	—	107,718	(7,045)	75,259	—	175,932
Amount due to inter-company entities (3)	278,913	1,242,837	110,704	743,143	(2,375,597)	—
Accrued expenses and other liabilities	1,025	118,982	31,300	126,608	—	277,915
Total liabilities	279,938	1,569,848	135,019	989,309	(2,375,597)	598,517
Total Phoenix New Media Limited shareholders' equity/(deficit)	1,175,267	493,247	508,845	(368,690)	(633,402)	1,175,267
Non-controlling interests	—	—	—	(61,857)	—	(61,857)
Total shareholders' equity/(deficit) (2)	1,175,267	493,247	508,845	(430,547)	(633,402)	1,113,410
Total liabilities and shareholders’ equity/(deficit)	1,455,205	2,063,095	643,864	558,762	(3,008,999)	1,711,927

Selected Condensed Consolidated Cash Flows Data

	For the Year Ended December 31, 2025
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
Net cash (used in)/provided by transactions with inter-company entities	—	(28,690)	49,728	(21,038)	—	—
Net cash (used in)/provided by transactions with other entities	(6,364)	(12,247)	(63,560)	79,506	—	(2,665)
Net cash (used in)/provided by operating activities	(6,364)	(40,937)	(13,832)	58,468	—	(2,665)
Loans (paid to)/collected from inter-company entities (3)	—	(129,002)	306,547	73,949	(251,494)	—
Other investing activities	—	346,501	(427,482)	23,944	—	(57,037)
Net cash provided by/(used in) investing activities	—	217,499	(120,935)	97,893	(251,494)	(57,037)
Proceeds from/(repayment of) loans from inter-company entities (3)	6,443	(380,496)	54,693	67,866	251,494	—
Other financing activities	—	—	—	(1,000)	—	(1,000)
Net cash provided by/(used in) financing activities	6,443	(380,496)	54,693	66,866	251,494	(1,000)

	For the Year Ended December 31, 2024
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
Net cash (used in)/provided by transactions with inter-company entities	—	(151)	213,268	(213,117)	—	—
Net cash (used in)/provided by transactions with other entities	(4,497)	(41,811)	(77,199)	79,204	—	(44,303)
Net cash (used in)/provided by operating activities	(4,497)	(41,962)	136,069	(133,913)	—	(44,303)
Loans paid to inter-company entities (3)	—	(101,735)	(167,640)	(142,504)	411,879	—
Other investing activities	—	(143,798)	139,068	132,248	—	127,518
Net cash (used in)/provided by investing activities	—	(245,533)	(28,572)	(10,256)	411,879	127,518
(Repayment of)/proceeds from loans from inter-company entities (3)	(15,736)	310,144	16,147	101,324	(411,879)	—
Other financing activities	(825)	—	—	(1,076)	—	(1,901)
Net cash (used in)/provided by financing activities	(16,561)	310,144	16,147	100,248	(411,879)	(1,901)

	For the Year Ended December 31, 2023
	Phoenix New Media Limited	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
Net cash (used in)/provided by transactions with inter-company entities	—	(41,003)	45,888	(4,885)	—	—
Net cash (used in)/provided by transactions with other entities	(20,850)	42,194	(87,351)	5,180	—	(60,827)
Net cash (used in)/provided by operating activities	(20,850)	1,191	(41,463)	295	—	(60,827)
Loans (paid to)/repaid by inter-company entities (3)	—	(19,354)	294,377	72,427	(347,450)	—
Return of capital from subsidiaries	19,722	19,718	—	—	(39,440)	—
Other investing activities	2,437	666,648	(26,411)	(154,830)	—	487,844
Net cash provided by/(used in) investing activities	22,159	667,012	267,966	(82,403)	(386,890)	487,844
Proceeds from/(repayment of) loans from inter-company entities (3)	10,332	(366,804)	(148,401)	157,423	347,450	—
Return of capital to parent companies	—	(19,722)	(19,718)	—	39,440	—
Other financing activities	(655)	—	—	—	—	(655)
Net cash provided by/(used in) financing activities	9,677	(386,526)	(168,119)	157,423	386,890	(655)

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
(4)
For the years ended December 31, 2023, 2024 and 2025, the VIEs have incurred RMB23.0 million, RMB67.3 million and RMB43.9 million (US$6.3 million), respectively, in fees related to technical services provided to the subsidiaries and subsidiaries concurrently recognized same amounts as revenues.

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
•
Devices such as mobile phones, tablets and other Internet-enabled mobile devices, are widely used to access the Internet, we have to continue to develop products and applications for such devices if we are to maintain or increase our market share and revenues, and we may not be successful in doing so. (Page 23)
•
We operate in highly competitive markets and we may not be able to compete successfully against our competitors. (Page 24)
•
We have contracted with third-party content providers and we may lose users and revenues if these relationships deteriorate or arrangements are terminated. If third-party content providers increase their content licensing fees, our operating results may be negatively affected. (Page 24)
•
We may not be able to continue to receive the same level of support from Phoenix TV Group in the future. We could lose our license and priority over any third party to use Phoenix TV Group’s content and licensed trademarks, which could have an adverse effect on our business and operating results. (Page 24)
•
Any negative development in Phoenix TV’s market position, harm to Phoenix TV’s brand or operations, or regulatory actions or legal proceedings affecting Phoenix TV’s intellectual properties on which our business relies could materially and adversely affect our business and operating results. (Page 25)
•
Negative publicity, rumors or media coverage of our company, our affiliates or business partners could materially and adversely affect our reputation, business and financial condition. (Page 25)
•
If we are unable to keep pace with rapid technological changes in the PC and mobile Internet industries, our business may suffer. (Page 25)
•
Our lack of an Internet audio-visual program transmission license has exposed, and may continue to expose, us to administrative sanctions, including the banning of our paid mobile video services and video advertising services, which would materially and adversely affect our business and results of operation. (Page 26)
•
Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services or to cease the Internet access services provided by third parties to us. In 2025, the vast majority of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties. (Page 26)

•
Failure to obtain NRTA’s approval for introducing and broadcasting foreign television programs could have a material adverse effect on our ability to conduct our business. (Page 27)
•
Failure to obtain certain permits for our advertising services that contain drug-related information would subject us to penalties. (Page 27)
•
If we fail to obtain or maintain all applicable permits and approvals, or fail to comply with PRC regulations, relating to Internet publishing services, our ability to conduct our digital reading business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions. (Page 27)
•
Our business and operating results may be harmed by service disruptions, or by our failure to timely and effectively scale and adapt our existing technology and infrastructure. (Page 28)
•
Security breaches or computer virus attacks could have a material adverse effect on our business prospects and operating results. (Page 28)
•
We are subject to a variety of laws and other obligations regarding cybersecurity, data security and personal information protection in China, and our failure to comply with any of them could result in proceedings against us by governmental entities or others and harm our public image and reputation, which could have a material adverse effect on our business, results of operations and financial condition. (Page 28)
•
New technologies could block our advertisements and desktop clients, and mobile applications may enable technical measures that could limit our traffic growth and new monetization opportunities. (Page 30)
•
If we fail to maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results in accordance with U.S. GAAP may be materially and adversely affected. In addition, investor confidence in us and the market price of our ADSs may decline significantly. (Page 30)
•
Our quarterly revenues and operating results may fluctuate, which makes our operating results difficult to predict and may cause our quarterly operating results to fall short of expectations. (Page 31)
•
The VIEs and their respective shareholders do not own all the trademarks used in their value-added telecommunications services, which may subject them to revocation of their licenses or other penalties or sanctions. (Page 31)
•
We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet businesses and companies, including limitations on our ability to own key assets, such as our PC websites, mobile applications, mobile websites and third-party platform accounts. (Page 32)
•
Our advertising and content distribution business, including UGC, are regulated by the relevant PRC laws and regulations and competent government authorities. If such business operations are considered inappropriate by the competent government authorities, we may be subject to penalties or we may have to interrupt or stop the operation of our PC websites, mobile applications, mobile websites and third-party platform accounts. (Page 33)
•
Content provided on our PC websites, mobile applications, mobile websites and third-party platform accounts may expose us to libel or other legal claims, which may result in costly legal damages. (Page 33)
•
Advertisements on our PC websites, mobile applications, mobile websites and third-party platform accounts may subject us to penalties and other administrative actions. (Page 34)
•
Ineffective implementation of the separation of our advertising sales and regulatory compliance functions may result in insufficient supervision over the content of advertisements shown on our PC websites, mobile applications, mobile websites and third-party platform accounts and may subject us to penalties or administrative actions. (Page 35)
•
We prioritize product innovation and user experience over short-term operating results, which may harm our revenue and operating results. (Page 35)
•
The continuing and collaborative efforts of our senior management, key employees and other employees are crucial to our success, and our business may be harmed if we were to lose their services. (Page 35)
•
Our business and reputation may be harmed by the misconduct or errors of our employees or their failure to perform their duties. (Page 35)
•
We have been in the past and may continue to be subject to complaints, claims, controversies, regulatory actions and legal proceedings, which could have a material adverse effect on our results of operation, financial condition, liquidity, cash flows and reputation. (Page 36)
•
We have granted, and may continue to grant, stock options, restricted shares and restricted share units under our share incentive plans or adopt new share incentive plans in the future, which may result in increased share-based compensation. (Page 36)
•
We have been and expect we will continue to be exposed to intellectual property infringement and other claims, including claims based on content posted on our PC websites, mobile applications, mobile websites and third-party platform accounts, which could be time-consuming and costly to defend and may result in substantial damage awards and/or court orders that may prevent us from continuing to provide certain of our existing services. (Page 36)
•
We may not be able to adequately protect our intellectual property, which could cause us to be less competitive. (Page 38)
•
The discontinuation of any of the preferential tax treatments available to us in China could materially and adversely affect our operating results and financial condition. (Page 38)
•
We have limited business insurance coverage. (Page 38)
•
A prolonged slowdown in the global or PRC economies may materially and adversely affect our operating results, financial condition, prospects and future expansion plans. (Page 39)
•
PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China. (Page 39)
•
We believe we are not an investment company pursuant to Section 3(b)(1) under the Investment Company Act of 1940, as amended, or the 1940 Act, because we believe we are primarily engaged in a non-investment company business, but there can be no assurances that the SEC or the courts will agree with our view. (Page 39)
•
We intend to conduct our business activities to maintain compliance with the 1940 Act and that may negatively impact our ability to operate our business as contemplated. Moreover, if we were deemed an “investment company” under 1940 Act, we could be required to take remedial actions that would further interfere operating our business as contemplated. If we are unable to successfully complete necessary remedial actions, we may face severe legal consequences associated with the operation of an unregistered investment company. (Page 40)
•
We believe we were a passive foreign investment company for 2025, and that there is a material risk that we may be classified as a passive foreign investment company for the current and future taxable years, which could result in adverse United States federal income tax consequences to United States Holders (as defined below). (Page 41)
•
Our strategy of acquiring complementary assets, technologies and businesses may fail and may result in equity or earnings dilution. (Page 41)
•
Failure of our business strategies through our subsidiaries, affiliates and other business alliance partners could negatively affect our financial condition, operating results and reputation. (Page 41)
•
We may have conflicts of interest with some of the affiliated companies we have invested in and, because some of our board members and executive officers may hold positions or have other interests in such companies, we may not be able to resolve such conflicts on terms favorable for us. (Page 43)
•
We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations. (Page 43)

Risks Relating to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

•
Phoenix TV (BVI) owns our Class B ordinary shares with 1.3 votes per share, allowing it and Phoenix TV to exercise control over matters subject to shareholder approval, and their interests may not be aligned with the interests of our other shareholders. (Page 43)
•
We may have conflicts of interest with Phoenix TV and, because of Phoenix TV’s controlling beneficial ownership interest in our company, may not be able to resolve such conflicts on terms favorable for us. (Page 44)
•
If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in Internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we would be subject to severe penalties or be forced to relinquish our interests in those operations. (Page 44)
•
We rely on contractual arrangements with the VIEs in China, and their shareholders, for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interest. (Page 45)
•
The shareholders of the VIEs may have potential conflicts of interest with us. (Page 46)
•
The contractual arrangements with the VIEs may be subject to scrutiny by the PRC tax authorities and may result in a finding that we owe additional taxes or are ineligible for tax exemption, or both, which could substantially increase our taxes owed and thereby reduce our net income. (Page 46)
•
We rely on dividends and other distributions on equity from our PRC subsidiaries to fund any cash and financing requirements we have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business. (Page 46)
•
Strengthened scrutiny over acquisition and disposition transactions by the PRC tax authorities may have a negative impact on us or your disposition of our shares or ADS. (Page 47)

Risks Relating to Doing Business in China

We are subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

•
Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and materially and adversely affect our competitive position. (Page 48)
•
Uncertainties with respect to the PRC legal system could limit the protections available to you and us. (Page 48)
•
Fluctuations in exchange rates of the Renminbi could materially affect our reported operating results. (Page 49)
•
The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors, executive officers or the expert named in this annual report may be limited and therefore you may not be afforded the same protection as provided to investors in U.S. domestic companies. (Page 49)
•
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China, based on United States or other foreign laws, against us, our directors, executive officers or the experts named in this annual report and therefore you may not be able to enjoy the protection of such laws in an effective manner. (Page 50)
•
PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the net proceeds from any offshore financing that we may undertake in the future to make loans or additional capital contributions to our PRC subsidiaries and the VIEs. (Page 50)
•
If the PRC government finds that our PRC beneficial owners are subject to the SAFE registration requirement under SAFE Circular 37 and the relevant implementing rules and our PRC beneficial owners fail to comply with such registration requirements, such PRC beneficial owners may be subject to personal liability, our ability to acquire PRC companies or to inject capital into our PRC subsidiaries may be limited, our PRC subsidiaries’ ability to distribute profits to us may be limited, or our business may be otherwise materially and adversely affected. (Page 51)
•
Failure to comply with PRC regulations regarding the registration requirements for stock incentive plans may subject the plan participants or us to fines and other legal or administrative sanctions. (Page 52)
•
The approval, filing or other requirements of the CSRC, CAC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas. Our failure to obtain these approvals, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs. (Page 52)
•
The approval of MOFCOM may be required in connection with the establishment of our contractual arrangements with the VIEs. Our failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs. (Page 53)
•
Governmental regulations of currency conversion may affect the value of your investment. (Page 54)
•
Dividends we receive from our PRC subsidiaries located in the PRC may be subject to PRC withholding tax. (Page 54)
•
We may be deemed a PRC resident enterprise under the CIT Law and be subject to the PRC taxation on our worldwide income. (Page 54)

•
The PRC tax authorities may intensify tax audits and enforcement actions with respect to our daily operations, including our advertising, content and VIE-related arrangements, which could expose us to additional tax liabilities, penalties and operational uncertainties. (Page 54)
•
Dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws. (Page 55)
•
We may be required to register our operating offices not located at our residence addresses as branch companies under PRC law. (Page 55)
•
We could be adversely affected by political tensions between the United States and China. (Page 55)
•
The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. (Page 56)
•
If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment. (Page 56)
•
Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act. (Page 57)
•
Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations. (Page 58)

Risks Relating to Our ADSs

Risks relating to our ADSs include, but not limited to, the following:

•
The market price for our ADSs may be volatile which could result in a loss to you. (Page 58)
•
Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline. (Page 58)
•
We fell below the continued listing requirements of the New York Stock Exchange in the past. If we fall below any of the continued listing requirements in the future and cannot regain compliance in time, our ADSs may be delisted and the liquidity and the trading price of our ADSs could be materially and adversely affected. (Page 59)
•
Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. (Page 59)
•
Anti-takeover provisions in our articles of association may discourage a third party from offering to acquire our company, which could limit your opportunity to sell your ADSs at a premium. (Page 59)
•
As a foreign private issuer, we are permitted to, and we may, rely on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers. This may afford less protection to holders of our ordinary shares and ADSs. (Page 59)
•
As a foreign private issuer, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer. (Page 60)
•
We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law. (Page 60)
•
Legislation enacted in the Cayman Islands and the British Virgin Islands as to economic substance may affect our corporate structure and cause us to incur additional compliance costs. (Page 60)
•
Judgments obtained against us by our shareholders may not be enforceable. (Page 61)
•
Holders of ADSs must act through the depositary to exercise their rights as shareholders of our company. (Page 61)
•
The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests. (Page 61)

•
You may be subject to limitations on transfers of your ADSs. (Page 62)
•
Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends or other distributions if it is impractical to make them available to you. (Page 62)

Risks Relating to Our Business and Industry

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

In 2023, 2024 and 2025, we generated 89.5%, 89.6% and 80.2% of our total revenues from advertising services, respectively. Going forward, we expect our net advertising revenues to continue to contribute the majority of our total revenues. Our ability to generate and maintain substantial advertising revenues will depend on a number of factors, many of which are ultimately beyond our control, including but not limited to:

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

A majority of our net advertising revenues in China were derived from advertising agencies in 2023, 2024 and 2025. We primarily serve our advertisers through advertising agencies and rely on these agencies for sourcing our advertisers and collecting advertising revenue. In consideration for these agencies’ services, the agencies earn advertising agency service fees, which are deducted from our gross advertising revenues. While advertising agencies in China commonly increase their agency service fees on a sliding scale basis along with increased volume of business, if our agency service fees increase at a materially disproportional rate relative to our gross advertising revenues, our operating results may be negatively affected. We do not have long-term or exclusive arrangements with these agencies, and we cannot assure you that we will continue to maintain favorable relationships with them. If we fail to maintain favorable relationships with large advertising agencies or attract additional agencies, we may not be able to retain existing advertisers or attract new advertisers and our business and operating results could be materially and adversely affected.

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

The preferences of viewers are continuously evolving and we must continue to develop new products and services. For example, we offered digital reading services through mini-programs on third-party applications in recent years and we experienced significant growth in such business in 2024 and 2025. If we fail to react to changes in user preferences in a timely manner or fall behind our competitors in providing innovative products and services, we cannot assure you that we will continue to maintain such growth, which would negatively affect our operating results. In addition, the planned timing or introduction of new products and services is subject to risks and uncertainties. Actual timing may differ materially from original plans. Unexpected technical, operational, distribution or other problems could delay or prevent the introduction of one or more of our new products or services. Moreover, we cannot assure you that our new products and services will achieve widespread market acceptance or generate incremental revenues. At the same time, other new media providers may be more successful in developing more attractive products and services. If our efforts to develop market and sell new products and services to the market are not successful, our financial position, operating results and cash flows could be materially adversely affected, the price of our ordinary shares could decline and you could lose part or all of your investment.

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

To grow our business, we intend to continue to explore new business opportunities in addition to our core media content business. For example, we launched our e-commerce business in 2020 to leverage our user base, but such business did not grow as previously expected. We may explore other new business opportunities in the future, and if we experience initial success with a new business, we may decide to invest more capital to grow the business. We cannot assure you that our new business initiatives will be successful. We may make significant capital expenditures to develop new businesses, and our management’s attention may be diverted. We may also incur significant cost to comply with the laws and regulations that apply to such new businesses. Any failure of our efforts to pursue new business opportunities could have a material adverse effect on our business, prospects, financial condition and results of operations.

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

We face significant competition in the new media industry in China, including competition from major Internet portals, mobile news and information application operators, Internet video companies, online video sites of major TV broadcasters, online digital reading companies, interactive and social network service providers, mobile Internet services providers, independent content creators including individual writers, influencers and multi-channel network organizations, and other companies with strong media, online video and paid services businesses. Some of our competitors have longer operating histories and significantly greater financial resources than we do, which may allow them to attract and retain more users and advertisers. Our competitors may compete with us in a variety of ways, including by obtaining exclusive online distribution rights for popular content, conducting more aggressive brand promotions and other marketing activities and making acquisitions to increase their user bases. If any of our competitors achieves greater market acceptance or are able to offer more attractive online content, interactive services or paid services than us, our user traffic and our market share may decrease, which may result in a loss of advertisers and have a material and adverse effect on our business, financial condition and operating results. We also face competition from traditional advertising media such as television, newspapers, magazines, billboards and radio.

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

Phoenix TV is a leading global Chinese language TV network broadcasting premium content globally and into China. In November 2009, our PRC subsidiary, Fenghuang On-line, entered into a cooperation agreement with Phoenix TV, or the Phoenix TV Cooperation Agreement, under which Fenghuang On-line and Phoenix TV agreed to certain cooperative arrangements in the areas of content, branding, promotion and technology. Pursuant to the Phoenix TV Cooperation Agreement, in November 2009 each of Tianying Jiuzhou and Yifeng Lianhe entered into a program content license agreement, or Content License Agreement, with Phoenix Satellite Television Company Limited, a subsidiary of Phoenix TV, and a trademark license agreement, or 2009 Trademark License Agreement, with Phoenix Satellite Television Trademark Limited. On December 8, 2017, Tianying Jiuzhou and Yifeng Lianhe each entered into a new trademark license agreement, or the 2017 Trademark License Agreements, with Phoenix Satellite Television Trademark Limited to replace the 2009 Trademark License Agreement. Since the execution of the 2017 Trademark License Agreements in 2017, we and Phoenix TV Group have amended and renewed the agreements on several occasions. On April 1, 2025, we terminated the 2017 Trademark License Agreement and all of the amendments thereto and each of Tianying Jiuzhou and Yifeng Lianhe entered into a new trademark license agreement with Phoenix Satellite Television Company Limited, or the 2025 Trademark License Agreements, to grant Tianying Jiuzhou and Yifeng Lianhe the right to use the trademarks and to sublicense relevant trademarks to our affiliated companies for the purpose of account registration on any third-party platforms, which has a term of three years ending on March 31, 2028. Therefore, the 2025 Trademark License Agreements remained the trademark license agreements in effect as of the date of this annual report. On the other hand, the effective Program License Agreement is a new program resource license and cooperation agreement between Phoenix New Media (Hong Kong) Company Limited and Phoenix Satellite Television Limited dated November 11, 2025, or the 2025 Program Resource License and Cooperation Agreement, which has a term of two years starting from August 24, 2025 and ending on August 23, 2027. According to the 2025 Program Resource License and Cooperation Agreement, Phoenix Satellite Television Company Limited grants Phoenix New Media (Hong Kong) Company Limited exclusive right to broadcast copyrighted video content of Phoenix TV from (i) all television channels of Phoenix TV and its subsidiaries and (ii) third-party platforms on the internet in mainland China, with such content also broadcasted on the television channels of Phoenix TV and its subsidiaries, and unexclusive right to (i) use copyrighted video content of Phoenix TV on airplanes and other vessels for transportation in China and (ii) artificial intelligence related use, including model training, application, research, and other related use. Phoenix TV also grants Phoenix New Media (Hong Kong) Company Limited the right to sublicense such contents. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements and Transactions with Phoenix TV and Certain of its Subsidiaries” for more information about the terms of these agreements.

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

Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services or to cease the Internet access services provided by third parties to us. In 2025, the vast majority of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties.

We are required to obtain an Internet news license from CAC for the dissemination of news through our PC websites, mobile applications, mobile websites and third-party platform accounts. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Internet News Dissemination.” Tianying Jiuzhou submitted an application to the CAC to apply for the Internet news license when the relevant regulation came into effect and we have been trying our best to obtain the license. However, as of the date of this annual report, the CAC has not issued an Internet news license to Tianying Jiuzhou. Based on the opinion of our PRC counsel, Zhong Lun Law Firm, as a result of Tianying Jiuzhou’s lack of an Internet news license, the CAC or applicable cyberspace administrator at the provincial level may order us to cease our Internet information services or to cease the Internet access services provided by third parties to us and impose a fine on us of not more than RMB30,000. In 2025, the vast majority of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties; and therefore if we are ordered to cease such services, our business, financial condition and results of operation will be materially and adversely affected.

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

As of the date of this annual report, neither Yifeng Lianhe nor Tianying Jiuzhou currently has an Internet Medicine Information Service Qualification Certificate and we cannot assure you that Yifeng Lianhe and Tianying Jiuzhou may be able to obtain the certificate. We may be subject to administrative warnings, termination of any Internet drug-related services and online health diagnoses and treatment services on our PC websites, mobile applications, mobile websites and third-party platform accounts, and other penalties that are not clearly provided for in the relevant regulations.

If we fail to obtain or maintain all applicable permits and approvals, or fail to comply with PRC regulations, relating to Internet publishing services, our ability to conduct our digital reading business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions.

According to PRC regulations regulating Internet publishing services, the provision of online novels is deemed a network publication activity, therefore, a Network Publication Service License from the National Press and Publication Administration, or NPPA (formerly the SAPPRFT) is required to operate digital reading business in China. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulation of Online Cultural Activities and Internet Music.”

Among the entities involved in our digital reading business, Tianying Jiuzhou’s Network Publication Service License will expire on December 4, 2028, and none of Fengyu Network, Yifeng Lianhe or Huanyou Tianxia has obtained such a license.

We cannot assure you that Fengyu Network, Yifeng Lianhe and Huanyou Tianxia will be able to obtain a Network Publication Service License, or that Tianying Jiuzhou will be able to renew its license upon expiration, which may affect our ability to operate our digital reading business. If the relevant authorities determines that we are in violation of the relevant laws and regulations regarding Internet publishing services, they may have the power to, among other things, levy fines against us, confiscate our income and require us to discontinue our digital reading business.

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

We are subject to reporting obligations under U.S. securities laws. Among other things, the United States Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”), or Section 404, adopted rules requiring every public company, including us, to include a report from management on the effectiveness of its internal control over financial reporting in its annual report on Form 20-F starting in the annual report for its second fiscal year as a public company. We were subject to such requirements for the first time with respect to our annual report on Form 20-F for the fiscal year ended December 31, 2012.

As of December 31, 2025, our management has concluded that our internal control over financial reporting is effective. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” However, we may not be able to always maintain an effective internal control over financial reporting for a variety of reasons. Among others, we are based in China, an emerging market where the overall internal control environment may not be as strong as in more established countries. If we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to maintain compliance with Section 404 and other requirements of the Sarbanes-Oxley Act.

As a non-accelerated filer, we are not currently required to comply with the auditor attestation requirements of Section 404(b) of SOX. As a result, our investors do not have the benefit of an independent assessment of the effectiveness of our internal control over financial reporting. A company that is subject to the auditor attestation requirement under Section 404(b) may identify material weaknesses or significant deficiencies in its internal controls that might not otherwise be discovered through management’s assessment alone. Without such independent attestation, there is an increased risk that material weaknesses or significant deficiencies in our internal control over financial reporting may not be identified or remediated in a timely manner, which could result in material misstatements in our financial statements that may not be prevented or detected on a timely basis.

Furthermore, if we cease to qualify as a non-accelerated filer and become subject to the auditor attestation requirements of Section 404(b), we may incur additional costs and devote management time and resources to comply with such requirements. If, at that time, our independent registered public accounting firm identifies material weaknesses or significant deficiencies in our internal control over financial reporting, investor confidence in the accuracy and completeness of our financial statements could be adversely affected, which may have a material adverse effect on the trading price of our ADSs.

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

Tianying Jiuzhou and Yifeng Lianhe are currently engaged in the provision of value-added telecommunications services and each of them has obtained ICP Licenses from MIIT or its local counterpart in Beijing. In addition, Tianying Jiuzhou owns our material domain names, including ifeng.com, and, as of March 31, 2026, owned six registered trademarks that were transferred to it from Phoenix Satellite Television Trademark Limited. Tianying Jiuzhou and Yifeng Lianhe continue to use certain of Phoenix TV’s logos that are currently licensed from Phoenix Satellite Television Company Limited, a wholly owned subsidiary of Phoenix TV, in their value-added telecommunications services. Therefore, we are not currently in compliance with the MIIT 2006 Notice.

We have designed propriety logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2026, Tianying Jiuzhou owned 483 PRC registered trademarks, six of which were transferred from Phoenix Satellite Trademark Limited, and Yifeng Lianhe owned 58 PRC registered trademarks. Despite our having registered many trademarks used in our value-added telecommunications business operations, we may continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Company Limited.

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

As of December 31, 2025, we had a content screening team of six employees and more than 130 outsourced staff members who are responsible for monitoring and preventing the public release of inappropriate or illegal content, including professionally produced content, content from Phoenix TV, our in-house produced content and UGC on our PC websites, mobile applications and mobile websites or through our services. In addition to the staff of our content screening team, we also take advantage of the assistance of AI technology to ensure the efficiency and safety of content monitoring. Although we have adopted internal procedures to monitor the content displayed on our PC websites, mobile applications, mobile websites and third-party platform accounts, we may not be able to identify all the content that may violate relevant laws and regulations. Failure to identify and prevent inappropriate or illegal content from being displayed on our PC websites, mobile applications, mobile websites and third-party platform accounts may subject us to liability.

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

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our PC websites, mobile applications, mobile websites and third-party platform accounts to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to websites or mobile application posting, such as advertisements relating to medical treatment, pharmaceuticals, medical instruments, agrochemicals, veterinary pharmaceuticals and health food, we are obligated to confirm that such review has been performed and approval has been obtained from relevant governmental authorities, which include the local branch of the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce, or SAIC), or SAMR, the local branch of the National Health Commission and the local branch of the State Administration of Traditional Chinese Medicine. On April 24, 2015, the Standing Committee of the National People’s Congress issued the Advertisement Law, which took effect on September 1, 2015 and was further amended on October 26, 2018 and April 29, 2021, to further strengthen the supervision and management of advertisement services. In addition, on July 4, 2016, the SAIC issued the Interim Measures for the Administration of Internet Advertising, or the Interim Measures. On February 25, 2023, the SAMR promulgated the Measures for Internet Advertising Management, or the New Measures, which became effective on May 1, 2023, to replace the Interim Measures for the Administration of Internet Advertising. Pursuant to these laws and regulations, any advertisement that contains false or misleading information to deceive or mislead consumers shall be deemed false advertising. Furthermore, the Advertisement Law explicitly stipulates detailed requirements for the content of several different kinds of advertisement, including advertisements for medical treatment, pharmaceuticals, medical instruments, health food, alcoholic drinks, education or training, products or services having an expected return on investment, real estate, pesticides, feed and feed additives, and some other agriculture-related advertisement. Also, according to the New Measures, no advertisement of such special commodities or services that are subject to examination by an advertising examination authority shall be published unless it has passed such examination. In addition, an Internet advertisement shall be identifiable and can make consumers recognize it as an advertisement Commodities or services ranked under competitive bidding shall be clearly identified as an “advertisement” so that they can be distinguished from the natural search results. We may be subject to enhanced supervision and more serious penalties in case of a violation (if any) pursuant to such new Advertisement Law and the New Measures. To fulfill these monitoring functions, we include clauses in most of our advertising contracts requiring that all advertising content provided by advertisers must comply with relevant laws and regulations. Pursuant to the contracts between us and advertising agencies, advertising agencies are liable for all damages to us caused by their breach of such representations. Before a sale is confirmed and the advertisement is publicly posted on our PC websites or mobile applications or mobile websites and third-party platform accounts, our account execution personnel, who comprise a separate back-office team, are required to review all advertising materials to ensure there is no racial, violent, pornographic or any other improper content, and will request the advertiser to provide proof of governmental approval if the advertisement is subject to special government review. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to eliminate the effect of illegal advertisement. PRC governmental authorities may even force us to terminate our advertising operation or revoke our licenses in circumstances involving serious violations.

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

We encourage employees to quickly develop and help us launch new and innovative features. We focus on improving the user experience for our products and services and on developing new and improved products and services for the advertisers on our platforms. We may make product and service decisions that may negatively impact our short-term operating results if we believe that the decisions are consistent with our goals to improve user experience and performance for advertisers, which we believe will improve our operating results over the long term. These decisions may not be consistent with the short-term expectations of investors and may not produce the long-term benefits that we expect, in which case our user growth and user engagement, our relationships with advertisers and our business and operating results could be harmed. In addition, our focus on user experience may negatively impact our relationships with our existing or prospective customers. This could result in a loss of customers and platforms partners, which could harm our revenue and operating results.

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

Misconduct, including illegal, fraudulent or collusive activities, unauthorized business conducts and behavior, misuse of corporate authorization, or errors by our employees or their failure to perform their duties could subject us to legal liability and negative publicity. Our employees may conduct fraudulent activities to bypass our internal system and to complete shadow transactions and/or transactions outside our official or authorized manner, such as kickbacks, self-dealing, misappropriation of corporate funds and resources, disclosing users’ information to competitors or other third parties for personal gains, or applying for fake reimbursement. They may conduct activities in violation of the anti-unfair competition law, which may expose us to unfair competition allegations and risks or conduct activities that may damage our reputation, corporate culture or internal working environment, such as sexual harassment. While we continue to strengthen our code of conduct and related internal policies, we cannot assure you that such incidents will not occur in the future. It is not always possible to identify and deter such misconduct, and the precautions we take to detect and prevent these activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to prevent such misconduct. Such misconduct could damage our brand and reputation, which could adversely affect our business and results of operations.

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

Defending litigations or other claims against us is costly and can impose a significant burden on our management and employees, and there can be no assurances that favorable final outcomes will be obtained in all cases. For example, we have been subject to various legal proceedings in connection with certain intellectual property infringement and personality rights infringement and have paid damages for some of those legal proceedings. In 2023, 2024 and 2025, we incurred damages of RMB3.9 million, RMB3.1 million and RMB2.2 million, respectively. See “— We have been and expect we will continue to be exposed to intellectual property infringement and other claims, including claims based on content posted on our PC websites, mobile applications, mobile websites and third-party platform accounts, which could be time-consuming and costly to defend and may result in substantial damage awards and/or court orders that may prevent us from continuing to provide certain of our existing services.” and “Item 4. Information on the Company—B. Business Overview—Legal and Administrative Proceedings” for more information.

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

We adopted a share option plan in June 2008, a restricted share and restricted share unit plan in March 2011 and a share option scheme in June 2018. As of March 31, 2026, options to purchase 18,711,000 Class A ordinary shares granted under the 2008 share option plan and the 2018 share option scheme were outstanding. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors, Supervisors and Executive Directors—Share Incentive Plans.” For the years ended December 31, 2023, 2024 and 2025, we recorded RMB3.7 million, RMB1.5 million and almost nil, respectively, in share-based compensation. We intend to grant additional stock options to our employees going forward, and we may adopt new share incentive plans in the future, which we expect will further increase our share-based compensation. If we continue to grant share options in the future, our share-based compensation will increase accordingly.

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

In order to strengthen the protection of intellectual property right, Chinese government and courts are improving the judicial system for resolving intellectual property disputes in China. As intellectual property litigation is becoming more common in China, we face increased risk of being sued for potential intellectual property infringements. Third parties may take action and file claims against us if they believe that certain content on our site violates their copyrights or other related legal rights. We have been subject to such claims in the PRC. Government authorities may also impose administrative penalties on us if they find that we have infringed third parties’ intellectual property rights. In October 2015, the National Copyright Bureau imposed a fine of RMB250,000 on Tianying Jiuzhou for disseminating on our PC websites, mobile applications and mobile websites one work of literature that we licensed from third parties that were alleged to have no legal rights to license such work. In November 2016, China Youth Book Inc. and Dewey Press LLC filed a claim against Tianying Jiuzhou and our company for intellectual property infringement of such work based on the above-mentioned finding of the National Copyright Bureau, and the related claim for damage was approximately RMB235.8 million, even though the actual income we generated from such work was less than RMB1,500. This claim was withdrawn by the plaintiffs in January 2018. In April 2018, we received notices from the local court that the plaintiffs have filed a lawsuit against us again for the same claim, with the related claim for damages reduced to approximately RMB99.8 million. In April 2020, we received the judgment from the local court which ordered us to pay the plaintiffs a total of approximately RMB1.0 million as economic compensation and reimbursement of the plaintiff’s reasonable expenses. After the plaintiff filed an appeal against the judgment made by the local court, the appellate court made the final judgment in December 2020 and upheld the local court’s decision. Tianying Jiuzhou has subsequently paid a total of approximately RMB1.0 million in damages to the plaintiff and fulfilled its obligation under the judgment. In June 2021, the plaintiff applied for a retrial with the Supreme People’s Court and the Supreme People’s Court conducted a hearing on the matter of retrial. On April 7, 2023, the Supreme People’s Court has rendered its decision and dismissed the plaintiff’s application for retrial. The plaintiff also applied to the People’s Procuratorate of Beijing Municipality in May 2024 to initiate the litigation supervision procedure for this case. However, the People’s Procuratorate of Beijing Municipality made a decision in November 2024, not to support the application filed by the plaintiff. In May 2025, the plaintiff applied to the Supreme People’s Procuratorate of the PRC for a review of the decision made by the People’s Procuratorate of Beijing Municipality. The Supreme People’s Procuratorate of the PRC has not announced its decision as of the date of this annual report. In 2025, we also received some complaints and claims from third parties alleging intellectual property infringements by us, although some of the complainants have not provided necessary proofs of title or infringements. While we are negotiating with theses complainants and some of these claims are still pending as of the date of this annual report, we cannot assure you that we will not be proved to have infringed their intellectual property rights or be required to pay any compensation. For more information, see “Item 4. Information on the Company—B. Business Overview—Legal and Administrative Proceedings.”

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

We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our copyrighted content and other intellectual property. Monitoring such unauthorized use is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. The PRC is increasing the protection to a company’s intellectual property, but has historically afforded less protection than the United States and the Cayman Islands, and therefore companies such as ours operating in the PRC face a greater risk of intellectual property piracy.

The discontinuation of any of the preferential tax treatments available to us in China could materially and adversely affect our operating results and financial condition.

Under PRC tax laws and regulations, our PRC subsidiary, Beijing Fenghuang Yutian Software Technology Co., Ltd., or Fenghuang Yutian, Beijing Fenghuang Borui Software Technology Co., Ltd., or Fenghuang Borui and Fenghuang On-line are qualified to enjoy, certain preferential income tax benefits. The PRC Corporate Income Taxes Law (“CIT Law”), effective on January 1, 2008, further amended on February 24, 2017 and December 29, 2018, and as well as its implementation rules, all significantly curtail tax incentives granted to foreign-invested enterprises. The CIT Law generally applies an income tax rate of 25% to all enterprises, but grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under these preferential tax treatments, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years.

Fenghuang On-line was qualified as an HNTE in 2023, and therefore, Fenghuang On-line was subject to a 15% income tax rate in the reporting periods from 2023 to 2025. Fenghuang Yutian was qualified as an HNTE in 2023, and therefore, Fenghuang Yutian was subject to a 15% income tax rate in the reporting periods from 2023 to 2025. Fenghuang Borui was qualified as an HNTE in 2021 and 2024, respectively, and therefore, Fenghuang Borui was subject to a 15% income tax rate in the reporting periods from 2023 to 2025. See “Item 10. Additional Information—E. Taxation.”

Nevertheless, in recent years, PRC tax authorities have strengthened regulatory oversight and supervision over the qualification, renewal and ongoing compliance of HNTE status. As a result, enterprises that previously obtained HNTE status may be subject to more stringent reviews, including potential retrospective examinations of whether the relevant qualifying criteria were satisfied during prior years. If any of our PRC subsidiaries are determined, upon review or re‑verification, to no longer qualify or to have failed to continuously satisfy the requirements for HNTE status for any applicable period, the relevant tax authorities may revoke such preferential tax treatment, require us to repay previously enjoyed tax benefits, impose late payment interest, and potentially levy penalties.

Any such revocation, repayment, interest charges or penalties could increase our effective tax rate, result in material additional tax liabilities on a retroactive basis, adversely affect our cash flows and financial condition, and negatively impact our operating results. In addition, uncertainty regarding the interpretation and enforcement of HNTE requirements may increase our compliance costs and management burden. There can be no assurance that we will be able to maintain, renew or continue to qualify for HNTE status in the future.

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

The global financial markets experienced opportunities and challenges side by side. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns over regional instability and tension, such as the relationship among China and other Asian countries, which may result in, or intensify potential conflicts in relation to, territorial disputes, and the trade disputes between the United States and China. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. As China shifts from high-speed to high-quality growth, China’s gross domestic product growth decelerated since 2012. According to the National Bureau of Statistics of China, China’s gross domestic product growth was at 5% in 2025. Since demand for our paid and advertising services are sensitive to macro-economic conditions globally and in the PRC, our business prospects may be affected by the macroeconomic environment. Any prolonged slowdown or contraction in the global or PRC economy may have a material adverse effect on our business, operating results and financial condition, and continued turbulence in the international markets may materially and adversely affect our ability to access the capital markets to meet liquidity needs.

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

Under Section 3(a)(1)(C), however, because certain of our term deposits and short-term investments may be viewed as investment securities, we believe that we were at times during previous years deemed a prima facie investment company because we owned investment securities with a cumulative value exceeding 40% of the value of our total assets (exclusive of cash items and government securities) on an unconsolidated basis. As of December 31, 2024 and 2025, less than 40% of the Company’s assets, exclusive of cash items and U.S. government securities and on an unconsolidated basis consisted of investment securities. Therefore, at certain periods of time during previous years we relied upon Section 3(b)(1) under the 1940 Act to avoid being deemed an investment company.

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

As of December 31, 2024 and 2025, less than 40% of the Company’s assets, exclusive of cash items and U.S. government securities and on an unconsolidated basis, consisted of investment securities. As a result, we do not need to rely on Section 3(b)(1) to be exempt from the definition of an investment company provided under Section 3(a)(1)(C) of the 1940 Act because we are able to directly satisfy the test under Section 3(a)(1)(C) on an unconsolidated basis. We also intend to limit new strategic investments to those opportunities which would present excellent opportunities to complement or enhance our main businesses or would otherwise assist us in achieving our current corporate objectives without materially increasing the amount of investment securities held by our company. There can be no assurances that our efforts in these areas will be successful and, accordingly, we cannot assure you that our company will be successful at maintaining its asset composition in compliance with Section 3(a)(1)(C) at all times or that our company will always be able to rely on Section 3(b)(1).

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

We believe we were a passive foreign investment company for 2025, and that there is a material risk that we may be classified as a passive foreign investment company for the current and future taxable years, which could result in adverse United States federal income tax consequences to United States Holders (as defined below).

Based upon the past and projected composition of our income and assets, and the valuation of our assets, we believe we were a “passive foreign investment company,” or PFIC, for 2025, and that there is a material risk that we may be classified as a PFIC for the current and future taxable years. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets and the value of our assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes for any taxable year in which: (i) at least 75% of our gross income is passive income, or (ii) at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Consequences—Passive Foreign Investment Company.”

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

We made substantial investments in Particle in the form of investments and loans in the past. Particle operates Yidian, a personalized news and life-style information application in China that allows users to define and explore desired content on their mobile devices. In 2019, we entered into a share purchase agreement with Run Liang Tai Management Limited, or Run Liang Tai, and its designated entities and entered into a series of supplemental agreements thereafter, for our sale of 235,051,527 convertible redeemable preferred shares of Particle. The transaction was arranged to deal in several installments and the last batch transaction was closed on October 19, 2020. We recognized a gain on disposal of available-for-sale debt investments of RMB1,143.8 million and RMB573.9 million in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2019 and 2020, respectively. In September 2022, we paid the withholding tax related to the disposal of available-for-sale debt investments in Particle and recognized an income tax benefit of RMB64.4 million, which represented the difference between the actual withholding tax paid in 2022 and the previously accrued withholding tax. In August 2020, we acquired 4,584,209 Series D1 preferred shares of Particle from Run Liang Tai with a fair value of US$6.2 million, which were previously pledged to us to secure the repayment of an interest-free loan with the principal of approximately US$9.7 million granted by us to Run Liang Tai. As of the date of this annual report, we held 4,584,209 Series D1 convertible redeemable preferred shares of Particle, which had been accounted for as available-for-sale debt investments, representing an aggregate of approximately 0.60% equity interest in Particle on an as-if converted basis (which reflected the completion of the issuance of additional shares under Particle’s share incentive plan). The fair value of our available-for-sale debt investments in Particle was RMB0.3 million (US$0.04 million) as of December 31, 2025. Total accumulated unrealized loss on available-for-sale debt investments recorded in accumulated other comprehensive income excluding tax effect were RMB41.8 million (US$6.0 million) as of December 31, 2025.

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

In November 2018, we acquired a 10% equity interest in Yitong Technology (Hangzhou) Limited, or Yitong Technology, by investing in newly issued shares of Yitong Technology with a total consideration of RMB13.0 million. Yitong Technology mainly engages in big data application development and operation in China. As of December 31, 2025, the carrying value of our equity investment in Yitong Technology was RMB13.0 million (US$1.9 million).

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

In May 2020, our board of directors approved an investment program in selected venture capital funds, according to which, we signed the relevant agreements in relation to a total amount of RMB90.0 million investments and acquired partnership interests in three funds. As of December 31, 2022, we made a total of RMB90.0 million investments in these three funds. Investments in two of such funds with total considerations of RMB60.0 million were accounted for under equity method as significant influence could be imposed by us, and the investment in the other fund of RMB30.0 million was accounted for using the net asset value as a practical expedient under ASC 820. In December 2023, one venture capital fund accounted for under equity method returned investment capital contribution of RMB1.1 million to us, which was calculated on a pro rata basis. The carrying value of investments in the three funds as of December 31, 2025 were RMB76.1 million (US$10.9 million). The changes in the carrying value of investments in the three funds were mainly attributable to the changes in estimated fair value of the underlying investments held by the funds.

In December 2020, we acquired, through Tianying Jiuzhou, approximately 3.7773% partnership interests in Guangzhou Kesheng Jiada Network Partnership, or Kesheng Jiada, with a consideration of RMB10.0 million, representing 1.0% indirect equity interest in 4K Garden Network Technology (Guangzhou) Co., Ltd., or 4K Garden, a company that focuses on developing 4K ultra HD content ecosystem and related technology and 5G+ ultra HD application technology platform. Kesheng Jiada is a special purpose vehicle that holds equity interest in 4K Garden. As the investments in Kesheng Jiada lack readily determinable fair values, we elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. In January 2021, we acquired additional 1.8886% partnership interests in Kesheng Jiada, representing 0.5% indirect equity interest in 4K Garden, with a consideration of RMB5.0 million. As of December 31, 2025, the carrying value of the equity investment was RMB15.0 million (US$2.1 million).

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

Phoenix TV (BVI), a wholly owned direct subsidiary of Phoenix TV, owned 55.0% of our total issued and outstanding shares as of March 31, 2026. Moreover, all shares held by Phoenix TV (BVI) are Class B ordinary shares with 1.3 votes per share. As a result, Phoenix TV (BVI) held 61.4% of the total voting power of our ordinary shares as of March 31, 2026. Accordingly, Phoenix TV (BVI), and Phoenix TV through Phoenix TV (BVI), have substantial control over the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, and their interests may not align with the interests of our other shareholders. Phoenix TV (BVI) may take actions that are not in the best interest of us or our other shareholders and may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit our other shareholders. This significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors’ perception that conflicts of interest may exist or arise.

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

While the Chinese economy has continued to grow in the past couple of years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage or contain economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on our operations. For example, our operating results and financial condition may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. The PRC government also has significant authority to exert influence on the ability of an issuer with substantial operations in China, such as our company, to conduct its business, control over securities offerings conducted overseas and/or foreign investments in an issuer with substantial operations in China. The PRC government may intervene or influence the operations of an issuer with substantial operations in China, such as our company, at any time, which could result in a material change in our operations and/or the value of our ADSs. In particular, there have been recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers with substantial operations in China. Any such regulatory oversight or control could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless. See “—Uncertainties with respect to the PRC legal system could limit the protections available to you and us.” In addition, in the past the PRC government has implemented certain measures, including measures in relation to interest rates and the reserve requirement ratio of the People’s Bank of China, or the PBOC, to control the pace of growth.

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

The exchange rates between the Renminbi and the U.S. dollar, Euro and other foreign currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. In 2023, the RMB depreciated approximately 2.9% against the U.S. dollar; in 2024, the RMB depreciated approximately 2.8% against the U.S. dollar; and in 2025, the RMB appreciated approximately 4.2% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. It remains unclear what further fluctuations may occur or what impact this will have on our results of operations.

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

The PRC tax authorities may intensify tax audits and enforcement actions with respect to our daily operations, including our advertising, content and VIE-related arrangements, which could expose us to additional tax liabilities, penalties and operational uncertainties.

The PRC tax authorities have in recent years strengthened tax administration and enforcement through more frequent tax audits, enhanced use of data analytics, inter-agency information sharing and increased scrutiny over compliance with tax laws and regulations. Companies in the internet, media and advertising industries, including those generating revenues from online advertising, content distribution and related services, may face heightened examination in connection with their routine business activities. As a result, our PRC subsidiaries and the VIEs may be subject to increased tax audits relating to their day-to-day operations.

A substantial portion of our revenues is derived from advertising services and content-related operations. The PRC tax treatment of advertising revenues, cost allocations, content production expenses, revenue recognition timing and the classification of certain service arrangements may involve the application and interpretation of complex tax rules, including those relating to value-added tax, enterprise income tax and surcharges. Differences in interpretation or enforcement practices by local tax authorities could result in adjustments to our taxable income or tax payable.

In addition, we conduct a significant part of our operations through contractual arrangements with the VIEs, under which our PRC subsidiaries provide technical, consulting and other services to the VIEs and receive service fees. The determination of the appropriateness, pricing and tax treatment of such service fees may be subject to scrutiny by the PRC tax authorities, including from a transfer pricing or substance-over-form perspective. If the PRC tax authorities determine that the service fee arrangements do not reflect arm’s-length principles, lack sufficient economic substance, or are otherwise inconsistent with applicable tax regulations, we may be disallowed deductions, required adjustments to taxable income, or imposed additional taxes, late payment surcharges and penalties.

Any tax audits, reassessments or enforcement actions relating to our advertising revenues, content operations or VIE service-fee arrangements could result in increased costs, cash outflows, diversion of management time and resources, and adverse effect to our business operations. If any of these risks materialize, our business, financial condition, results of operations and prospects could be adversely affected.

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

Political tensions between the United States and China have increased over the past several years as a result of a range of political, regulatory and trade‑related developments. These tensions have included, among other things, trade disputes, export controls, sanctions, and other regulatory actions imposed by one country on the other, as well as broader policy differences affecting economic, technological and financial interactions between the two countries. While certain historical events, such as the COVID‑19 pandemic and earlier phases of the U.S.–China trade disputes, no longer have a material impact on our current operations, the overall relationship between the two countries remains complex and subject to change.

In recent years, the U.S. government has adopted various measures targeting China‑related matters, including enhanced export controls, restrictions on technology transfers, sanctions and tariffs on certain goods imported from China. China has also taken countermeasures in response to certain U.S. actions. These developments reflect an evolving regulatory and policy environment that remains uncertain and, in some cases, unpredictable. Further changes in laws, regulations or governmental policies by either country could occur with little notice.

Rising political tensions between China and the United States could reduce levels of trade, investment, technological exchange and other economic activities between the two countries and could adversely affect global economic conditions and financial markets. Such developments may also restrict our ability, or the ability of our business partners, customers or counterparties, to conduct business across borders, increase compliance costs or create additional operational uncertainties. In addition, heightened geopolitical tensions may negatively affect investor confidence in China‑based companies listed overseas, including us. If any of these risks materialize, our business, results of operations and financial condition could be materially and adversely affected.

Furthermore, there have been media reports and public statements regarding potential policy measures that could limit or restrict China‑based companies’ access to U.S. capital markets, including the possibility of enhanced listing requirements or delisting of certain China‑based issuers from U.S. national securities exchanges. Past regulatory actions affecting the listing status of certain Chinese companies in the United States have contributed to uncertainty regarding the regulatory treatment and prospects of China‑based issuers listed on U.S. stock exchanges. If any future measures were to be implemented that restrict or prohibit trading of our securities in the United States, or otherwise adversely affect our ability to maintain the listing of our ADSs on a U.S. national securities exchange, investor confidence in our ADSs could be materially harmed and the value and liquidity of our securities could decline.

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

Following the Statement of Protocol signed between the PCAOB and the China Securities Regulatory Commission and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our registered public accounting firm, is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this annual report or at the time of issuance of the audit report included herein. As a result, we were not identified as an SEC-idenfitied issuer under the HFCA Act after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 that included an audit report issued by our registered public accounting firm. As such, we are not required to satisfy additional disclosure requirement for SEC-identified issuers that are also foreign issuers in this annual report, and we do not expect to be identified as an SEC-identified issuer in 2026. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in mainland China or Hong Kong is obstructed by the PRC authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCA Act. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future.

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

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2026, we had 576,517,237 ordinary shares outstanding, including 317,325,360 Class B ordinary shares and 259,191,877 Class A ordinary shares part of which are represented by 5,347,802 ADSs. All ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding are available for sale upon the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. In addition, ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

As a foreign private issuer, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic issuers, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, quarterly certifications by the principal executive and financial officers, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, the executive compensation disclosure requirements to which we are subject under Form 20-F are less rigorous than those required of U.S. issuers under Form 10-K. Furthermore, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers are required to file their annual report on Form 10-K within 60 to 90 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation FD, aimed at preventing issuers from making selective disclosures of material information. Although we intend to make quarterly reports available to our shareholders in a timely manner and are required under the Exchange Act to provide current reports on Form 6-K, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum of association and second amended and restated articles of association, the Cayman Islands Companies Act (Revised) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law may be narrower in scope or less developed than they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. Furthermore, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. As a result, public shareholders may have more difficulties in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a Delaware company.

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

B. Business Overview

We are a leading new media company in China, providing premium content through an integrated Internet platform accessible across devices, including PCs and mobile devices. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, we enable users to access professional news and other high-quality information through their preferred channels. Our content offering spans a broad range of categories, including news, military affairs, technology, finance, entertainment, and lifestyle-related topics. We deliver content in multiple formats, such as articles, video, livestreaming, and digital reading products, supported by a diversified portfolio of branded content programs. Our main content distribution channels include our PC websites, mobile applications, mobile Internet websites, and third-party platform accounts. Through this multi-channel distribution strategy, we are able to reach a broad and diverse user base. The appeal of our brand is further enhanced by its affiliation with the “Phoenix” (“鳳凰”) brand of Phoenix TV.

In 2025, we generated revenues from advertising and paid services, which accounted for 80.2% and 19.8% of our total revenues, respectively. Building on our core competencies in content production, professional journalism, and technology, we continue to deliver value to our advertising clients.

Our paid services revenues comprise (i) revenues from paid contents and (ii) revenues from E-commerce and others, contributing 90.4% and 9.6% of our paid services revenues in 2025, respectively.

Our Relationship with Phoenix TV

We are a subsidiary of Phoenix TV, a leading Hong Kong-based satellite TV network broadcasting Chinese language content globally and into China. Phoenix TV indirectly owned 55.0% of our ordinary shares and 61.4% of the voting power of our ordinary shares as of March 31, 2026.

We entered into several sets of trademark and program content licensing agreements with Phoenix TV or certain of its subsidiaries in the past and continue to use certain copyrighted content and trademarks provided by Phoenix TV Group. Currently, under the 2025 Trademark License Agreements, we have the right to use certain trademarks containing the double-phoenix logo and the Chinese or English words of “Phoenix New Media” or “ifeng” which helps to affiliate us with the brand of Phoenix TV Group and helps to enhance our own brand. In addition, under the 2025 Program Resource License and Cooperation Agreement, we also have the right to continue to use Phoenix TV Group’s copyrighted video content on our websites and our mobile applications.

We have a mutually beneficial relationship with Phoenix TV. We and Phoenix TV share a common vision of the convergence of traditional and new media channels, and work together to realize this vision. Pursuant to the Program License Agreements, Phoenix TV Group agreed to grant Tianying Jiuzhou, Yifeng Lianhe and Fengyu Network the license to use Phoenix TV Group’s copyrighted content from three television channels of Phoenix TV Group for our various media services in China

(excluding Hong Kong, Macau and Taiwan). After the Program License Agreements expired in May 2019, Phoenix TV Group adjusted the scope of license granted to Tianying Jiuzhou and Yifeng Lianhe according to the 2020 Program Resource License and Cooperation Agreement. Tianying Jiuzhou and Yifeng Lianhe later terminated the 2020 Program Resource License and Cooperation Agreement and Tianying Jiuzhou entered into the 2021 Program Resource License and Cooperation Agreement. In April 2024, in anticipation of the upcoming expiry of the 2021 Program Resource License and Cooperation Agreement, Phoenix New Media (Hong Kong) Company Limited entered into the 2024 Program Resource License and Cooperation Agreement to continue the license from Phoenix TV. In November 2025, the 2025 Program Resource License and Cooperation Agreement was entered into by Phoenix New Media (Hong Kong) Company Limited and Phoenix TV, with updated and expanded licensed fields to include (i) use on airplanes and other vessels for transportation in China, and (ii) artificial intelligence related use, including model training, application, research, and other related use. We believe that our and Phoenix TV’s active promotion of one another’s brands on our respective Internet-enabled and TV platforms helps to grow our combined audience synergistically. In addition, we and Phoenix TV Group work closely on major world news events coverages, and provide joint advertising services to each other's advertisers.

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

Our Content

Content selection, editing and production are core focuses of our business. We strive to deliver the most up-to-date, in-depth, exclusive and thought-provoking content to our users. For example, we provide professionally generated content through content licensing agreements with leading third-party providers such as China News Service, Xinhua News Agency and the Huanqiu.com, and top Chinese image suppliers. In addition, under the 2025 Program Resource License and Cooperation Agreement with Phoenix TV Group, we hold exclusive rights to broadcast copyrighted video content of Phoenix TV from (i) all television channels of Phoenix TV and its subsidiaries and (ii) third-party platforms on the internet in mainland China, with such content also broadcasted on the television channels of Phoenix TV and its subsidiaries.

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

Content Verticals

Our content covers a wide spectrum of user-targeted subjects. We currently provide over 40 interest-based verticals, each of which features integrated text, image, video and livestreaming content and embedded interactive services, such as user surveys and comment postings. Our users can access all of our interest-based verticals’ content through PC and mobile devices. Our most popular verticals include:

•
News. Through our news vertical, ifeng News, users have easy access to breaking news coverage from multiple sources and perspectives. The vertical also features extensive in-depth special reports and interactive services. For these reports, dedicated teams deliver in-depth analysis, while integrated user surveys and comment sections enhance engagement on the featured websites.
•
Military affairs. Our military affairs vertical provides timely updates and commentary on military affairs and defense matters, catering to both military professionals and enthusiasts.

•
Technology. Our technology vertical covers trending topics in the TMT industry. A standout content IP in this vertical is Phoenix Lab (“凰家评测”), a video series offering reviews of products and services that are both trustworthy and entertaining in the form of short-form videos, providing unbiased purchasing advice to China’s rising middle-class.
•
Finance. Our finance vertical, ifeng Finance, provides up-to-date information about financial news, securities and personal finance. We collaborate with individual industry leaders who contribute to our in-depth reports and discussions. In addition, we obtain independent finance content from Phoenix TV.
•
Entertainment. Our entertainment vertical spans greater China and covers entertainment news both locally and globally among Chinese communities. It provides broad coverage of the latest entertainment news, including movies, television programs, plays, operas, as well as popular and classical music. It features our in-house produced video program of candid celebrity interviews.
•
Sports. Our sports vertical offers multimedia news and information on a wide range of sporting events, and broadcasts both live and recorded domestic and international sports matches.
•
Automobiles. Our automobiles vertical, ifeng Auto, offers the latest automotive news and information, helping car buyers and enthusiasts access the most current reviews and guides.
•
Digital Reading. Our digital reading vertical aggregates a rich selection of literary works, offering online novels in various genres to satisfy diverse user preferences.
•
Fashion. Our fashion vertical provides coverage on fashion, beauty, luxury goods, and other popular topics centered on a refined lifestyle. It offers information on international fashion trends and new fashion concepts. Our signature event, the Fashion Award Gala, attracts participation from top celebrities and fashion KOLs, further demonstrating our unparalleled brand influence.
•
History. Our history vertical provides content about Chinese and international history, exploring under-examined historical turning points, events and figures with in-depth analyses.

Content Editing and Production

Content editing and production are critical components of our content production process. We had a team of 192 editors as of December 31, 2025 organized generally by interest-based vertical. We believe that we possess a strong ability to select and distill compelling news stories and frame issues for our users in a distinctive way. Beyond distributing a large amount of news and information in a timely manner, we provide independent social commentary and analyses. We not only edit our videos, primarily consisting of news, documentaries and interviews into short clips but also organize our content by interest-based vertical and segment it further by featured topic. To produce an engaging user experience, we actively combine text, image, video and live broadcasting content.

Content Monitoring

We implement monitoring procedures for all of our published content to remove inappropriate or illegal content, including but not limited to we-media and UGC from our discussion forum, comments postings and user survey services. As of December 31, 2025, our content screening team consists of six employees and more than 130 outsourced staff members who are responsible for monitoring and preventing the public release of inappropriate illegal content. In addition to the staff of our content screening team, we also take advantage of the assistance of AI technology to ensure the efficiency and safety for our content monitoring. Text, images and video content are screened by our content screening team, which reviews the content on a 24-hour, 3-shift basis and employs monitoring procedures, including (i) technology screening, where a text filtering system screens content based on pre-set key words and identifies suspected information; and (ii) manual review, where the content that passes the technology screening is reviewed by the content screening team and the flagged content identified by our technology is reviewed and confirmed before it can be released. For technology screening, the machine recognizes the video and image content and we use an in-house developed identification system in order to comply with PRC regulatory requirements regarding Internet content.

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

Third-Party Channel

In addition to our own channels, we operate official accounts and mini-programs across major social media platforms in China and overseas, including but not limited to WeChat, Weibo, Douyin, Kuaishou, Bilibili, X (formerly Twitter), and Facebook to distribute our content.

We also distribute content through telecom operators’ platforms, Internet search engines, and navigation portals to expand our reach to a broader user base.

Our Sources of Revenues

Advertising Services

We provide advertising services through our PC, mobile and third-party channels. Our advertising team covers key functions including sales, technology and product support, creative production, and customer service, enabling us to deliver integrated solutions to advertisers.

As is common in China’s online advertising industry, we primarily enter into advertising service contracts through third-party advertising agencies. We offer three main pricing models: Cost Per Day (“CPD”), Cost Per Impression (“CPM”), and Cost Per Click (“CPC”).

We work closely with advertisers to understand their target audiences and develop tailored campaign strategies. Our offerings include a range of solutions, such as display advertising, online video advertising, user engagement campaigns, livestream promotions, and cross-platform marketing intitiatives. We have established an advertising tracking system, which monitors traffic and key performance metrics to evaluate campaign effectiveness. After each campaign, we provide advertisers with performance reports, either prepared in-house or by independent research firms.

We have a diverse base of advertisers, including both domestic and international brands. In 2025, our top ten advertisers accounted for 22.1% of our total gross advertising revenues. Our advertisers span a wide range of industries, including Internet services, automobile, liquor, public service, financial services, e-commerce, telecommunications, food & beverages, home appliances, and retail. We have established a strong collaboration with Phoenix TV, which allows us to better integrate resources and client bases and provide more comprehensive marketing solutions to a broader range of advertisers.

Paid Services

Paid services revenues mainly consist of revenues from paid contents and E-commerce. Revenues from paid contents include fees from digital reading, as well as revenues from the sales of audiobooks and other content-related activities. E-commerce revenues are generated from the sale of goods through our e-commerce platform and third-party platforms. The following table sets forth the percentage contribution of our various paid services to our paid services revenues and our total revenues in 2025.

Paid Services Offerings	% of Paid Service Revenues	% of Total Revenues
Paid contents
Digital reading, audiobooks and other content-related sales	90.4%	17.9%
E-commerce and others
E-commerce, MVAS and others	9.6%	1.9%

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

In June 2025 we hosted the 2025 China Enterprise Global Expansion Summit. The event featured an address by former UN Secretary-General Ban Ki-moon and brought together industry leaders and global investors for in-depth dialogue. The event significantly expanded our industry influence and marked our transformation from a content creator to a full-fledged resource integrator.

We believe that our distinguished content and high-quality services lead to strong word-of-mouth promotion, supporting continued growth in brand awareness in China. In addition, our engagement in philanthropic initiatives, such as our Activist League (“行动者联盟”), reinforces our brand’s association with social responsibility. In December 2025, we hosted The Activist League Charity Gala in Anhui. The event brought together participants from the philanthropic, media, and entertainment communities to promote social welfare initiatives. Related topics appeared on over 90 Weibo trending lists, sparking widespread public discussion. The event also received coverage from major media outlets such as China Central Television and Anhui Television. Through in-depth on-site engagement among 200 participating guests, the event successfully achieved a seamless integration of public welfare influence and partner brand value.

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

Research and Development

We continued to improve our advertising solution products as well as focus on improving our convergence model across PC, mobile and TV in order to provide our users easier access to our premium content through any device. In particular, we continued to introduce and improve our mobile applications and strengthened commercial products in certain of our verticals. For example, we internally developed an analytic platform named Fengyan (“凤眼”) to track and analyze certain real-time user behavior data under user consent. Through Fengyan we can better understand user’s profile and reading preference, and provide reference data for future content production and performance advertising solution. We also have an in-house Data Management Platform to better analyze and manage advertising data and help improve the targeting accuracy of advertisements. Another platform we launched is Fengyu (“凤羽”). Fengyu is a customizable and self-service marketing solution that operates under a bidding system. Customers are able to target users based on gender, age, geographic location, interests, device type, etc. Customers can place performance-based ads directly by themselves using our self-service advertising system. We launched Fengyi (“凤翼”), another customizable marketing solution, catering to premium advertising demands. Following the success of these two platforms, we decided to develop Fengfei (“凤飞”), an advertising platform that we built based on in-app advertisement solutions. The platform enables mobile application developers with less traffic to access our commercial resources, advertising data, and service capabilities through a set of advertising monetization solutions. In 2023, 2024 and 2025, our total technology and product development expenses, including related share-based compensation, were RMB82.7 million, RMB70.8 million and RMB64.6 million (US$9.2 million), respectively.

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

Competition

We operate in the market of PC and mobile Internet content and services, especially in newsfeed sector in China. The industry is highly competitive and rapidly changing due to market growth, technological developments, and the emergence of new content providers. Our ability to compete successfully depends on many factors, including the quality and relevance of our content, the demographic composition of our users, brand recognition and reputation, user experience, the robustness of our technology platforms, our ability to provide innovative advertising services to our customers and our relationships with our advertisers.

While we believe that our integrated platform business model and targeted user base is unique, we compete with other content and service providers for user traffic, advertising revenues and fee-based services. This includes major Internet content and service providers such as Baidu, NetEase, Sina, Sohu and Tencent, as well as mobile newsfeed competitors such as ByteDance (Jinri Toutiao). In terms of video content, we compete with ByteDance (Douyin), Kuaishou, Youku, iQIYI and Tencent video.

In addition, we face competition from independent content creators, including independent writers, influencers, and multi-channel network organizations. These competitors increasingly attract user attention, drive advertising flow, and develop niche paid-content offerings, especially on mobile platforms.

We also compete with traditional advertising media, such as television, radio, print, billboards and other forms of outdoor media. We expect large companies’ proportion of advertising budgets allocated to new media relative to traditional media will continue to increase.

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

We are committed to living up to our social responsibilities and to facilitate meaningful public affairs dialogue. Leveraging our own advantages as a media company and our brand influence, we provide public welfare information and organize charity events through our media platform to gather resources from charitable organizations, media partners and caring enterprises, with the aim of promoting charity, facilitating public welfare and environmental protection projects and making contributions to the society's sustainable development. For example, we launched the Activist League in 2016, aiming at establishing a charity event platform for the mutual aid and cooperation among charitable organizations, creative industries, celebrities and caring companies, and through the platform providing extra media resources and corporate support to the charitable parties. Meanwhile, the platform also gathers and selects from all sectors of the society innovative charity projects, which are suitable for dissemination through new media, covering a multiple of areas such as caring for autistic children, environmental protection and animal protection, etc. To date, the Activist League has launched a series of solutions focusing on wildlife protection and child safety issues, such as the Tape Pledge and Brave Babe, which not only won awards both at home and abroad, facilitated the spread of the social design concept in China, but also earned high recognition from the United Nations through promoting the practice of the United Nations’ Sustainable Development Goals in China and around the world. Girls Protection, an important project of the Activist League, has brought children sexual abuse prevention and puberty health education courses to 31 provinces in China, covering over 12.8 million children and over 0.9 million parents. In December 2025, the Activist League platform also held the 2025 Activist League Charity Gala in Anhui.

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

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. We also enter into confidentiality, non-compete and invention assignment agreements with our employees and consultants and nondisclosure agreements with selected third parties. We had 399 PRC software registrations and owned 59 domain names, including ifeng.com, as of March 31, 2026.

We have also designed proprietary logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2026, Tianying Jiuzhou owned 483 PRC registered trademarks, six of which were transferred from Phoenix Satellite Trademark Limited, and 27 international registered trademarks, include three Hong Kong registered trademarks and three Macau registered trademarks, and Yifeng Lianhe owned 58 PRC registered trademarks. Tianying Jiuzhou and Yifeng Lianhe continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Company Limited. For information about the risks related to our use of licensed trademarks and our plans to remedy such risks, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The VIEs and their respective shareholders do not own all the trademarks used in their value-added telecommunications services, which may subject them to revocation of their licenses or other penalties or sanctions.”

Employees

We had 743, 672 and 611 employees as of December 31, 2023, 2024 and 2025, respectively. The table below sets forth the number of employees categorized by function as of December 31, 2025:

Function	Number of Employees
Management and administration	99
Content development	192
Mobile products and services	60
Technology and product development	82
Sales and marketing	178
Total	611

The number of our employees decreased from 672 as of December 31, 2024 to 611 as of December 31, 2025 primarily because we implemented cost control measures and optimized our employee structure to increase operating efficiency.

As of December 31, 2025, we had 547, 13 and 24 employees located in Beijing, Shanghai and Guangzhou, respectively, and 27 employees located in other locations in China. Currently we do not have any employees located outside of China.

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

Facilities

Our executive office is located at Floor 25, Tower B, POSCO Center, Hongtai East Street, Chaoyang District, Beijing 100102, People’s Republic of China. We maintain a number of offices in Beijing, Shanghai and Guangzhou under leases. As of December 31, 2025, we leased an aggregate of 7,262 square meters of office space in Beijing and 3,255 square meters of office space in other regions in China for use as office space for our employees.

We believe that our leased facilities are adequate to meet our needs for the foreseeable future, and that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansions.

Legal and Administrative Proceedings

From time to time, we are involved in claims and legal proceedings that arise in the ordinary course of business. We are currently a party to certain legal proceedings and claims, which in the opinion of our management, adequate provisions have been recorded to cover the probable loss of those that can be reasonably estimated, while other claims are considered would not have material adverse effect, individually or in the aggregate, on our financial position, results of operations or cash flows. From January 1, 2025 to March 31, 2026, we have been subject to 188 cases in the PRC, 82 of which have been concluded. The aggregate amount of damages awards and settlements paid by us was RMB2.2 million. Government authorities may also impose administrative penalties on us if they find that we have infringed third parties’ intellectual property rights.

In November 2016, China Youth Book Inc. and Dewey Press LLC filed a claim against Tianying Jiuzhou and our company for intellectual property infringement of such work based on the above-mentioned finding of the National Copyright Bureau, and the related claim for damage was approximately RMB235.8 million, even though the actual income we generated from such work was less than RMB1,500. This claim was withdrawn by the plaintiffs in January 2018. In April 2018, we received notices from the local court that the plaintiffs have filed a lawsuit against us again for the same claim, with the related claim for damages reduced to approximately RMB99.8 million. In April 2020, we received the judgment from the local court, which ordered us to pay the plaintiffs a total of approximately RMB1.0 million as economic compensation and reimbursement of the plaintiff’s reasonable expenses. After the plaintiff filed an appeal against the judgment made by the local court, the appellate court made the final judgment in December 2020 and upheld the local court’s decision. Tianying Jiuzhou has subsequently paid a total of approximately RMB1.0 million in damages to the plaintiff and fulfilled its obligation under the judgment. In June 2021, the plaintiff applied for a retrial with the Supreme People’s Court and the Supreme People’s Court conducted a hearing on the matter of retrial. On April 7, 2023, the Supreme People’s Court has rendered its decision and dismissed the plaintiff’s application for retrial. The plaintiff also applied to the People’s Procuratorate of Beijing Municipality in May 2024 to initiate the litigation supervision procedure for this case. However, the People’s Procuratorate of Beijing Municipality made a decision in November 2024, not to support the application filed by the plaintiff. In May 2025, the plaintiff applied to the Supreme People’s Procuratorate of the PRC for a review of the decision made by the People’s Procuratorate of Beijing Municipality. The Supreme People’s Procuratorate of the PRC has not announced its decision as of the date of this annual report.

Litigation is subject to inherent uncertainties and our view of these matters may change in the future. There exists the possibility of a material adverse impact on our financial position, results of operations or cash flows for the period in which the unfavorable outcome occurs, and potentially in future periods.

Regulatory Matters

Licenses and Permissions Requirements

Except for as disclosed in “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our lack of an Internet audio-visual program transmission license has exposed, and may continue to expose, us to administrative sanctions, including the banning of our paid mobile video services and video advertising services, which would materially and adversely affect our business and results of operation,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services or to cease the Internet access services provided by third parties to us. In 2025, the vast majority of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain NRTA’s approval for introducing and broadcasting foreign television programs could have a material adverse effect on our ability to conduct our business,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain certain permits for our advertising services that contain drug-related information would subject us to penalties,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain or maintain all applicable permits and approvals, or fail to comply with PRC regulations, relating to Internet publishing services, our ability to conduct our digital reading business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions,” we have received all material permissions that are, or may be, required for our operations in China, and no material permission has been denied from us by relevant authorities in China. As of the date of this annual report, we have not been informed by any PRC government authority of any requirement for us to obtain permission for issuance of our ADSs to foreign investors. However, there remains some uncertainty as to how the relevant PRC laws, rules and regulations will be interpreted or implemented. In addition, rules and regulations in China can change quickly with little advance notice. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be subject to cybersecurity review by regulatory authorities of the PRC in the future” and “Item 3. Key Information—D. Risk Factors —Risks Relating to Doing Business in China— The approval of the China Securities Regulatory Commission, or the CSRC, may have been required in connection with our initial public offering. Our failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.”

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

On September 6, 2024, MOFCOM and the NDRC released the Special Management Measures (Negative List) for the Access of Foreign Investment (2024 Version), which became effective on November 1, 2024, to replace the previous Negative List. On October 26, 2022, the MOFCOM and the NDRC released the Catalog of Industries for Encouraging Foreign Investment (2022 Version), which became effective on January 1, 2023, to replace the previous Encouraging Catalogue. On December 15, 2025, MOFCOM and the NDRC jointly promulgated the Catalogue of Industries for Encouraging Foreign Investment (2025 Version), which will become effective on February 1, 2026, in replacement of the current effective Encouraging Catalogue.

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

We have designed proprietary logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe. As of March 31, 2026, Tianying Jiuzhou owned 483 PRC registered trademarks, six of which were transferred to it from Phoenix Satellite Trademark Limited, and Yifeng Lianhe owned 58 PRC registered trademarks. Tianying Jiuzhou and Yifeng Lianhe continue to use certain of Phoenix TV’s logos that are licensed from Phoenix Satellite Television Company Limited. Therefore, we are currently not in compliance with the MIIT 2006 Notice.

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

In addition, on November 18, 2019, the State Internet Information Office, the Ministry of Culture and Tourism and the NRTA jointly promulgated the Notice on Promulgation of the Administrative Provisions on Online Audio and Video Information Services to further strengthen the supervision and management of network audio-visual information services, pursuant to which the online audio and video information service providers shall establish and improve their systems in respect of user registration, information release review, information security management, emergency response, protection of intellectual property rights and mechanisms to refute rumors.

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

Regulation of Foreign Television Programs and Satellite Channels

Broadcast of foreign television programs is strictly regulated by NRTA (formerly the SAPPRFT). On August 11, 1997, the State Council promulgated the Administrative Regulations on Television and Radio, which was last revised on Janurary 20, 2025, under which any foreign television drama or other foreign television program to be broadcast by television or radio stations is subject to the prior inspection and approval by SAPPRFT or its authorized entities. On June 18, 2004, SARFT promulgated the Administrative Measures on the Landing of Foreign Satellite Television Channels, which was revised on October 29, 2020, pursuant to which foreign satellite televisions channels can only be broadcast in three-star (or above) hotels for foreigners or departments exclusively for the residence of foreigners or other specific areas, and prior broadcasting approval for such limited landing must be obtained from SAPPRFT.

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

Regulation of the Production of Radio and Television Programs

On July 19, 2004, SARFT promulgated the Regulations on the Administration of Production and Operation of Radio and Television Programs, or the Radio and TV Programs Regulations, which came into effect as of August 20, 2004 and was last revised on June 3, 2025. Under the Radio and TV Programs Regulations, any entities that engage in the production of radio and television programs are required to apply for a license from NRTA or its provincial branches. Entities with the Permit for Production and Operation of Radio and TV Programs must conduct their business operations in strict compliance with the approved scope of production and operation. Furthermore, entities other than radio and TV stations are strictly prohibited from producing radio and TV programs covering contemporary political news or similar subjects and columns.

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

Tianying Jiuzhou provides Internet music products on our PC websites, mobile applications, mobile websites and third-party platform accounts. As of the date of this annual report, Tianying Jiuzhou has been granted an Online Culture Operating Permit with a permitted scope including the operation of online music and entertainment products, art products, play performance and animation products. Tianying Jiuzhou has renewed its Network Publication Service License, which will expire on December 4, 2028.

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

On April 16, 2025, the NDRC, the MOFCOM and the SAMR jointly issued the Negative List for Market Access (2025 Edition), pursuant to which, market entities are prohibited from illegally conducting news media related businesses. To be specific, non-State-owned capital shall not: (i) be engaged in business of news gathering, editing and broadcasting; (ii) invest in the establishment and operation of news organizations; (iii) operate the layout, frequency, channel, column and public account of news organizations; (iv) be engaged in live broadcasting related to politics, economics, military, diplomatic or related to major social, cultural, scientific and technological, health, education, sports activities and events and other activities and events related to political discretion, direction of public opinion and value orientation; (v) introduce news released by foreign subjects; or (vi) hold forum, summit or award selection activities in the field of news and public opinion.

In order to comply with these laws and regulations, we submitted an application to CAC for the Internet news license and we have been trying our best to obtain the license. However, we have not been granted such license as of the date of this annual report and cannot assure you that we may be able to obtain one. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services or to cease the Internet access services provided by third parties to us. In 2025, the vast majority of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties.”

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

Certain of our advertising services contain drug-related information. As of the date of this annual report, neither YiFeng Lianhe nor Tianying Jiuzhou currently has an Internet Medicine Information Service Qualification Certificate. We cannot assure you that YiFeng Lianhe and Tianying Jiuzhou may be able to obtain it. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain certain permits for our advertising services that contain drug-related information would subject us to penalties.”

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

On July 4, 2016, SAIC issued the Interim Measures for the Administration of Internet Advertising to regulate Internet advertising activities, which became effect on September 1, 2016. According to these measures, no advertisement of any medical treatment, medicines, foods for special medical purpose, medical apparatuses, pesticides, veterinary medicines, dietary supplement or other special commodities or services which are subject to examination by an advertising examination authority as stipulated by laws and regulations shall be published unless it has passed such examination. In addition, no entity or individual may publish any advertisement of prescription drugs or tobacco by means of the Internet. An Internet advertisement shall be identifiable and clearly identified as an “advertisement” so that consumers will know that it is an advertisement. Paid search advertisements shall be clearly distinguished from natural search results. In addition, the following violations shall be forbidden in Internet advertising activities: providing or using any application programs or hardware to intercept, filter, cover, fast forward or otherwise restrict any authorized advertisement of other persons; using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block authorized advertisements of other persons or load advertisements without authorization; or using false statistical data, transmission effect or Internet medium prices to induce incorrect quotations, seek undue interests or damage the interests of other persons. Internet advertisement publishers shall verify related supporting documents, check the contents of the advertisement and be prohibited from publishing any advertisement with nonconforming contents or without all the necessary certification documents. Internet information service providers that are not involved in Internet advertising business activities but simply provide information services shall stop any attempt to publish an advertisement through their information services when they know, or should reasonably know, that such advertisement is illegal. On February 25, 2023, the SAMR promulgated the Measures for Internet Advertising Management, which became effective on May 1, 2023, to replace the Interim Measures for the Administration of Internet Advertising. The new measures (i) add the provisions on such activities as open-screen advertisements and advertisements sent to intelligent home appliances etc.; (ii) detail the rules on advertising management in some key areas, such as internet advertising with links, advertising paid for ranking, advertising published via algorithmic recommendation, and advertising published via online live streaming; (iii) specify that internet platform operators providing information services shall fulfill obligations of internet information service providers such as recording and keeping relevant information, actively discovering and deleting illegal advertisements, establishing a complaint handling mechanism, and cooperating with market regulatory authorities to monitor advertisements and investigate illegal activities in internet advertisements.

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

Pursuant to the PRC Anti-Unfair Competition Law promulgated by the Standing Committee of the National People’s Congress on September 2, 1993 and amended on November 4, 2017, April 23, 2019 and June 27, 2025, respectively, a business operator that engage in production and business activities by taking advantage of the network shall abide all the provisions under Anti-unfair Competition Law, and shall not engage in any false or misleading publicity for its products. Violation of these provisions may subject the relevant business operators to various penalties, including an order from the competent governmental authorities to cease its illegal acts and impose a fine, or in case of a severe violation, revocation of business licenses.

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

On March 24, 2023, the SAMR issued the Provisions on the Prohibitions of Monopoly Agreements, the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions and the Provisions on Review of Concentration of Undertakings, all of which took effect on April 15, 2023, and the SAMR promulgated the amendment of the Provisions on the Prohibitions of Monopoly Agreements which will become effective on February 1, 2026. The provisions detail the relevant rules set forth in the PRC AML (Revised 2022) and further elaborate on the factors to be taken into consideration when assessing monopoly agreements, acts of abusing market dominance and concentration of undertakings. For example, (i) the Provisions on Prohibitions of Monopoly Agreements clarify the subject scope of “undertakings with a competitive relationship” in horizontal monopoly agreements; and (ii)

the Provisions on Review of Concentration of Undertakings specify the factors such as “control right” and “implementation of concentration” in the review of the concentration of undertakings.

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

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cybersecurity Law, of which an amendement was promulgated on October 28, 2025 and will become effective on January 1, 2026, to preserve cyberspace security and order. Pursuant to Cybersecurity Law, network operators shall strictly keep confidential users’ personal information that they have collected, and establish and improve systems to protect users’ information. To collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using information, and obtain the consent of persons whose data is gathered. Network operators shall not gather personal information unrelated to the services they provide. Network operators shall not divulge, distort or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected, except under circumstance where the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons. In addition, network operators shall perform the following security obligations according to the requirements of the classified protection system for cybersecurity to ensure that the network is free from interference, damage or unauthorized access, and prevent network data from being divulged, stolen or falsified:

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

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, which took effect on September 1, 2022. The Measures for the Security Assessment of Data Cross-border Transfer requires the data processor providing data overseas and falling under any of the following circumstances to apply for the security assessment of cross-border data transfer by the national cybersecurity authority through its local counterpart: (i) where the data processor intends to provide important data overseas; (ii) where the critical information infrastructure operator and any data processor who has processed personal information of more than 1,000,000 individuals intend to provide personal information overseas; (iii) where any data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients accumulatively since January 1 of the last year intends to provide personal information overseas; and (iv) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC. Furthermore, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment, under which the data processor shall focus on certain factors including, among others, the legitimacy, fairness and necessity of the purpose, scope and method of data cross-border transfer and the data processing of overseas recipients, the risks that the cross-border data transfer may bring to national security, public interests and the legitimate rights and interests of individuals or organizations as well as whether the cross-border data transfer related contracts or the other legally binding documents to be entered with overseas recipients have fully included the data security protection responsibilities and obligations. On March 22, 2024, the CAC, issued the Guidelines for Declaring Data Cross-border Security Assessment (Second Edition), which further clarifies the scope of application, declaration methods and processes of data cross-border security assessment. On February 22, 2023, the CAC promulgated the Measures for Standard Contracts for Cross-border Transfers of Personal Information, together with a template of such standard contract as an annex to the Measures, which took effect on June 1, 2023. Pursuant to the Measures, a personal information processor may enter into the Standard Contract and provide it along with the personal information protection impact assessment report to relevant governmental authorities for filing to ensure the legality of a cross-border transfer of personal information outside the territory of PRC if the following conditions are satisfied: the personal information processor (i) is not a critical information infrastructure operator; (ii) processes personal information of less than one million individuals; (iii) has provided personal information of less than 100,000 individuals overseas in aggregate since January 1 of the preceding year; and (iv) has provided sensitive personal information of less than 10,000 individuals overseas in aggregate since January 1 of the preceding year. For the outbound transfer of personal information that has already happened before the Measures takes effect, if it is found that any such transfer is not in compliance with the Measures, rectification shall be completed within six months upon the effective date of the Measures. Failure to complete such rectification within the prescribed period may result in penalties imposed by the competent governmental authorities. On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flows, which further clarify the implementation rules of existing systems to facilitate the cross-border flow of data, including, among others, relaxing the conditions for the cross-border transfer of data and narrowing the scope of security assessment on the cross-border transfer of data.

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

C. Organizational Structure

Our Corporate Structure

The following diagram illustrates our corporate structure as of December 31, 2025, including our subsidiaries, the VIEs and their subsidiaries, which are significant subsidiaries as defined in rule 1-02(w) of Regulation S-X:

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

In 2019, we entered into a share purchase agreement with Run Liang Tai Management Limited, or Run Liang Tai, and its designated entities and entered into a series of supplemental agreements thereafter, for our sale of 235,051,527 convertible redeemable preferred shares of Particle. The transaction was arranged to deal in several installments and the last batch transaction was closed on October 19, 2020. We recognized a gain on disposal of available-for-sale debt investments of RMB1,143.8 million and RMB573.9 million in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2019 and 2020, respectively. In September 2022, we paid the withholding tax related to the disposal of available-for-sale debt investments in Particle and recognized an income tax benefit of RMB64.4 million, which represented the difference between the actual withholding tax paid in 2022 and the previously accrued withholding tax. In August 2020, we acquired 4,584,209 Series D1 preferred shares of Particle from Run Liang Tai with a fair value of US$6.2 million, which were previously pledged to us to secure the repayment of an interest-free loan with the principal of approximately US$9.7 million granted by us to Run Liang Tai. As of the date of this annual report, we held 4,584,209 Series D1 convertible redeemable preferred shares of Particle, which had been accounted for as available-for-sale debt investments, representing an aggregate of approximately 0.60% equity interest in Particle on an as-if converted basis (which reflected the completion of the issuance of additional shares under Particle’s share incentive plan). The fair value of our available-for-sale debt investments in Particle was RMB0.3 million (US$0.04 million) as of December 31, 2025. Total accumulated unrealized loss on available-for-sale debt investments recorded in accumulated other comprehensive income excluding tax effect were RMB41.8 million (US$6.0 million) as of December 31, 2025.

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

In November 2018, we acquired a 10% equity interest in Yitong Technology, by investing in newly issued shares of Yitong Technology with a total consideration of RMB13.0 million. Yitong Technology mainly engages in big data application development and operation in China. As our equity investment in Yitong Technology has preferred liquidation rights, it is not considered as in-substance common stock, and should be measured at fair value, with changes in the fair value recognized through net income/(loss). As the investments in Yitong Technology lack readily determinable fair values, we elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. As of December 31, 2025, the carrying value of our equity investment in Yitong Technology was RMB13.0 million (US$1.9 million).

In January 2020, we and an independent third party proposed to jointly operate advertising business. One of our wholly-owned subsidiaries, Fengqingyang, underwent an increase in share capital and as a result, we and the third-party hold 60% and 40% of the equity interest in Fengqingyang, respectively. We continue to consolidate Fengqingyang.

In May 2020, our board of directors approved an investment program in selected venture capital funds, according to which, we signed the relevant agreements in relation to a total amount of RMB90.0 million investments and acquired partnership interests in three funds. As of December 31, 2022, we made a total of RMB90.0 million investments in these three funds. Investments in two of such funds with total considerations of RMB60.0 million were accounted for under equity method as significant influence could be imposed by us, and the investment in the other fund of RMB30.0 million was accounted for using the net asset value as a practical expedient under ASC 820. In December 2023, one venture capital fund accounted for under equity method returned investment capital contribution of RMB1.1 million to us, which was calculated on a pro rata basis. The carrying value of investments in the three funds as of December 31, 2025 were RMB76.1 million (US$10.9 million). The changes in the carrying value of investments in the three funds were mainly attributable to the changes in estimated fair value of the underlying investments held by the funds.

In December 2020, we acquired, through Tianying Jiuzhou, approximately 3.7773% partnership interests in Kesheng Jiada with a consideration of RMB10.0 million, representing 1.0% indirect equity interest in 4K Garden, a company that focuses on developing 4K ultra HD content ecosystem and related technology and 5G+ ultra HD application technology platform. Kesheng Jiada is a special purpose vehicle that holds equity interest in 4K Garden. As the investments in Kesheng Jiada lack readily determinable fair values, we elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. In January 2021, we acquired additional 1.8886% partnership interests in Kesheng Jiada, representing 0.5% indirect equity interest in 4K Garden, with a consideration of RMB5.0 million. As of December 31, 2025, the carrying value of the equity investment was RMB15.0 million (US$2.1 million).

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

We have consolidated the financial results of each of Tianying Jiuzhou and Fenghuang Ronghe and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. In 2025, revenues from Tianying Jiuzhou, Fenghuang Ronghe and their subsidiaries accounted for 50.7% of our total revenues.

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

Pursuant to the Technical Service Agreements, the VIEs have each agreed to pay to Fenghuang On-line an amount equal to a certain percentage of their respective annual revenues, plus a special service fee for certain services rendered by Fenghuang On-line at the request of the relevant VIE. However, the Technical Service Agreements also provide that notwithstanding such agreement as to payment, the actual amount of the service fee may be adjusted upon mutual agreement of the parties. Historically, the VIEs have deducted relevant costs and expenses from the amount that is subject to the service fee payment. In 2023, 2024 and 2025, the VIEs transferred technical service fees of RMB23.0 million, RMB67.3 million and RMB43.9 million (US$6.3 million), respectively, to Fenghuang On-line and the subsidiaries.

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

Our Relationship with Phoenix TV

We are currently a subsidiary of Phoenix TV, the leading Hong Kong-based satellite TV network broadcasting Chinese language content globally and into China. Phoenix TV owned 55.0% of our outstanding ordinary shares and 61.4% of the voting power of our ordinary shares as of March 31, 2026. Phoenix TV first reported its new media business as one of its business segments in its annual report submitted to the Hong Kong Stock Exchange for the year ended December 31, 2007.

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

Overview

We are a leading new media company in China, providing premium content through an integrated Internet platform accessible across devices, including PCs and mobile devices. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, we enable users to access professional news and other high-quality information through their preferred channels. Our content offering spans a broad range of categories, including news, military affairs, technology, finance, entertainment, and lifestyle-related topics. We deliver content in multiple formats, such as articles, video, livestreaming, and digital reading products, supported by a diversified portfolio of branded content programs. Our main content distribution channels include our PC websites, mobile applications, mobile Internet websites, and third-party platform accounts. Through this multi-channel distribution strategy, we are able to reach a broad and diverse user base. The appeal of our brand is further enhanced by its affiliation with the “Phoenix” (“鳳凰”) brand of Phoenix TV.

In 2025, we generated revenues from advertising and paid services, which accounted for 80.2% and 19.8% of our total revenues, respectively. Building on our core competencies in content production, professional journalism, and technology, we continue to deliver value to our advertising clients.

Our paid services revenues comprise (i) revenues from paid contents and (ii) revenues from E-commerce and others, contributing 90.4% and 9.6% of our paid services revenues in 2025, respectively.

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

Description of Key Statement of Comprehensive Income/(Loss) Items

Revenues

The following table sets forth the principal components of our total revenues by amount and by percentage of total revenues for the years presented.

	For the Years Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Revenues:
Net advertising revenues	619,260	89.5	630,590	89.6	614,330	87,848	80.2
Paid services revenues	72,760	10.5	73,105	10.4	151,241	21,627	19.8
Total revenues	692,020	100.0	703,695	100.0	765,571	109,475	100.0

We derive our revenues from advertising services and paid services.

Advertising Services. Our net advertising revenues accounted for 89.5%, 89.6% and 80.2% of our total revenues in 2023, 2024 and 2025, respectively. We generate our net advertising revenues from payments made by advertisers to place their advertisements on our ifeng.com, mobile Internet websites i.ifeng.com, our mobile applications and third-party platforms in different formats over a particular period of time. Such formats generally include but are not limited to banners, newsfeed, videos, text-links, logos, buttons and rich media.

Advertisers purchase our advertising services primarily through third-party advertising agencies. Currently the advertising business has three main types of pricing models, consisting of the CPD model, the CPM model, and the CPC model.

We also earn advertising revenues from related parties, including Phoenix TV, for joint TV and online advertising solutions that we provide together with Phoenix TV to certain Phoenix TV advertising customers, China Mobile Communication Corporation, or China Mobile, and our investees for online advertising services. We also record these revenues as net advertising revenues earned from related parties. Our net advertising revenues earned from related parties accounted for 1.6%, 6.5% and 7.3% of our net advertising revenues in 2023, 2024 and 2025, respectively.

Paid Services. Our paid services revenues contributed 10.5%, 10.4% and 19.8% of our total revenues in 2023, 2024 and 2025, respectively. The following table sets forth our paid services offerings and their respective contributions to our paid services revenues and total revenues in 2023, 2024 and 2025, respectively.

	For the Years Ended December 31,
	% of Paid Services Revenues			% of Total Revenues
Paid Services Revenues	2023	2024	2025	2023	2024	2025
Paid contents
Digital reading, audiobooks and other content-related sales	48.0	63.7	90.4	5.0	6.6	17.9
E-commerce and others
E-commerce, MVAS and others	52.0	36.3	9.6	5.5	3.8	1.9

These revenues were recorded either on gross or net basis depending on the nature of the services that we provided to the customers.

Our paid services revenues generated from China Mobile, a related party, accounted for 24.6%, 13.8% and 0.8% of our paid services revenues in 2023, 2024 and 2025, respectively. We generated paid services revenues of RMB17.9 million, RMB10.1 million and RMB1.2 million (US$0.2 million) from providing services to customers of China Mobile and collecting fees through arrangements with China Mobile in 2023, 2024 and 2025, respectively. The decrease in paid services revenues with China Mobile was primarily due to a decrease in the MVAS revenues mainly resulting from the decline in users’ demand for services provided through telecom operators in China.

VAT and Related Surcharges. We are subject to VAT and related surcharges on the revenues earned for services provided in the PRC. The primary applicable rate of VAT is 6.0% for the years ended December 31, 2023, 2024 and 2025. Related surcharges mainly comprised of urban maintenance and construction tax and education surcharges. The urban maintenance and construction tax are charged at 7% or 5% of the amount of VAT actually paid depending on where the taxpayer is located. Education surcharges are charged at 3% of the amount of VAT actually paid and local education surcharges are charged at 2% or 1% of the amount of VAT actually paid depending on where the taxpayer is located. We are also subject to a cultural development fee on the provision of advertising services in the PRC and the applicable tax rate is 1.5% of the net advertising revenues, valid until December 31, 2027. The VAT and the cultural development fee are recorded as a reduction item of revenues in the consolidated statements of comprehensive income/(loss). The urban maintenance and construction tax, education surcharges and local education surcharges are recorded in the cost of revenues in the consolidated statements of comprehensive income/(loss).

Cost of Revenues

Our cost of revenues consists primarily of (1) revenue sharing fees, including service fees retained by mobile telecommunications operators, and revenue sharing fees paid to our channel and content partners, (2) content and operational costs, including personnel-related cost associated with content production and certain advertisement sales support personnel, content procurement costs to third-party professional media companies, we-media and other personal content providers and to Phoenix TV Group, direct costs related to in-house content production, channel testing costs, rental cost, depreciation and amortization, the urban maintenance and construction tax, education surcharges and local education surcharges, and other miscellaneous costs, and (3) bandwidth costs. The decrease in cost of revenues from 2024 to 2025 was primarily caused by our effective cost control measures taken in 2025. The following table sets forth the components of our cost of revenues by amount and by percentage of total revenues for the years indicated.

	For the Years Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Cost of revenues:
Revenue sharing fees	12,997	1.9	13,160	1.9	6,958	995	0.9
Content and operational costs	420,721	60.8	396,013	56.2	367,140	52,501	47.9
Bandwidth costs	30,427	4.4	25,816	3.7	17,324	2,477	2.3
Total cost of revenues	464,145	67.1	434,989	61.8	391,422	55,973	51.1

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

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and technology and product development expenses, and include allocations of expenses from Phoenix TV. Share-based compensation is included in our operating expenses as they are incurred. The increase in operating expenses from 2024 to 2025 was primarily attributable to higher sales and marketing expenses incurred for the digital reading services offered through mini-programs in 2025.

The following table sets forth our operating expenses, divided into their major categories, by amount and by percentage of total revenues for the years indicated.

	For the Years Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Operating expenses:
Sales and marketing expenses	155,939	22.5	184,239	26.2	272,283	38,936	35.6
General and administrative expenses	114,974	16.6	78,436	11.1	71,642	10,245	9.4
Technology and product development expenses	82,659	11.9	70,752	10.1	64,601	9,238	8.4
Total operating expenses	353,572	51.0	333,427	47.4	408,526	58,419	53.4

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

Related Party Transactions

In 2023, 2024 and 2025, we have entered into transactions with our related parties, including Phoenix TV, China Mobile, and certain investees, that impacted our net advertising revenues, paid services revenues, cost of revenues, sales and marketing expenses and general and administrative expenses. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” The following table sets forth the transactions with our related parties.

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(In thousands)
Transactions with the non-US listed part of Phoenix TV Group:
Content provided by Phoenix TV Group	(45,000)	(46,774)	(51,774)	(7,404)
Advertising and promotion expenses charged by Phoenix TV Group	(4,290)	(2,155)	(3,301)	(472)
Corporate administrative expenses charged by Phoenix TV Group	(943)	(822)	(830)	(119)
Trademark license fees charged by Phoenix TV Group	(5,548)	(4,233)	(3,447)	(493)
Project cost charged by Phoenix TV Group	(2,601)	(798)	(953)	(136)
Revenues earned from Phoenix TV Group	4,566	35,515	38,859	5,557
Transactions with China Mobile:
Advertising revenues earned from China Mobile	4,914	4,338	4,548	650
Paid services revenues earned from and through China Mobile	17,916	10,090	1,207	173
Revenue sharing fees and bandwidth costs charged by China Mobile	(3,313)	(1,918)	(5)	(1)
Transactions with Investees:
Advertising revenues earned from Fengyi Technology	197	1,422	1,677	240
Revenues earned from other investees	93	—	—	—

Other Income, net

Our other income, net generally reflects net interest income, foreign currency exchange gain or loss, income/(loss) from equity method investments, including impairment, fair value changes in investments, net, and others, net.

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

Fenghuang On-line was qualified as an HNTE in 2023, and therefore, Fenghuang On-line was subject to a 15% income tax rate in the reporting periods from 2023 to 2025.

Fenghuang Yutian was qualified as an HNTE in 2023, and therefore, Fenghuang Yutian was subject to a 15% income tax rate in the reporting periods from 2023 to 2025.

Fenghuang Borui was qualified as an HNTE in 2021 and 2024, respectively, and therefore, Fenghuang Borui was subject to a 15% income tax rate in the reporting periods from 2023 to 2025.

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

We are subject to VAT and related surcharges on the revenues earned for services provided in the PRC. The primary applicable rate of VAT is 6.0% for the years ended December 31, 2023, 2024 and 2025. Related surcharges mainly comprised of urban maintenance and construction tax and education surcharges. The urban maintenance and construction tax are charged at 7% or 5% of the amount of VAT actually paid depending on where the taxpayer is located. Education surcharges are charged at 3% of the amount of VAT actually paid and local education surcharges are charged at 2% or 1% of the amount of VAT actually paid depending on where the taxpayer is located. We are also subject to a cultural development fee on the provision of advertising services in the PRC and the applicable tax rate is 1.5% of the net advertising revenues, valid until December 31, 2027. The VAT and the cultural development fee are recorded as a reduction item of revenues in the consolidated statements of comprehensive income/(loss). The urban maintenance and construction tax, education surcharges and local education surcharges are recorded in the cost of revenues in the consolidated statements of comprehensive income/(loss). For more information about risks related to potential changes in the taxes applicable to us, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — The discontinuation of any of the preferential tax treatments available to us in China could materially and adversely affect our operating results and financial condition.”

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

	For the Years Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Consolidated Statements of Comprehensive Loss Data
Revenues:
Net advertising revenues	619,260	89.5	630,590	89.6	614,330	87,848	80.2
Paid services revenues	72,760	10.5	73,105	10.4	151,241	21,627	19.8
Total revenues	692,020	100.0	703,695	100.0	765,571	109,475	100.0
Cost of revenues (1)	(464,145)	(67.1)	(434,989)	(61.8)	(391,422)	(55,973)	(51.1)
Gross profit	227,875	32.9	268,706	38.2	374,149	53,502	48.9
Operating expenses (1):
Sales and marketing expenses	(155,939)	(22.5)	(184,239)	(26.2)	(272,283)	(38,936)	(35.6)
General and administrative expenses	(114,974)	(16.6)	(78,436)	(11.1)	(71,642)	(10,245)	(9.4)
Technology and product development expenses	(82,659)	(11.9)	(70,752)	(10.1)	(64,601)	(9,238)	(8.4)
Total operating expenses	(353,572)	(51.0)	(333,427)	(47.4)	(408,526)	(58,419)	(53.4)
Loss from operations	(125,697)	(18.1)	(64,721)	(9.2)	(34,377)	(4,917)	(4.5)
Other income, net*	29,558	4.3	16,420	2.3	42,901	6,136	5.6
(Loss)/income before income taxes	(96,139)	(13.8)	(48,301)	(6.9)	8,524	1,219	1.1
Income tax expense	(12,976)	(1.9)	(4,645)	(0.7)	(8,159)	(1,167)	(1.1)
Net (loss)/income	(109,115)	(15.7)	(52,946)	(7.6)	365	52	0.0
Net loss/(income) attributable to noncontrolling interests	6,619	1.0	(608)	(0.1)	(29)	(4)	0.0
Net (loss)/income attributable to Phoenix New Media Limited	(102,496)	(14.7)	(53,554)	(7.7)	336	48	0.0
Net (loss)/income	(109,115)	(15.7)	(52,946)	(7.6)	365	52	0.0
Other comprehensive income/(loss), net of tax: foreign currency translation adjustment	5,005	0.7	3,092	0.4	(4,477)	(640)	(0.6)
Comprehensive loss	(104,110)	(15.0)	(49,854)	(7.2)	(4,112)	(588)	(0.6)
Comprehensive loss/(income) attributable to noncontrolling interests	6,619	1.0	(608)	(0.1)	(29)	(4)	0.0
Comprehensive loss attributable to Phoenix New Media Limited	(97,491)	(14.0)	(50,462)	(7.3)	(4,141)	(592)	(0.6)

	For the Years Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(In thousands except percentages)
Non-GAAP gross profit (2)	229,612	33.2	269,504	38.3	374,166	53,504	48.9
Non-GAAP loss from operations (2)	(121,984)	(17.6)	(63,179)	(9.0)	(34,360)	(4,915)	(4.5)
Non-GAAP adjusted net loss attributable to Phoenix New Media Limited (3)	(87,218)	(12.6)	(36,652)	(5.2)	(19,507)	(2,790)	(2.5)

Notes:

* Other income, net generally reflects net interest income, foreign currency exchange gains or loss, income or loss from equity method investments, including impairments, fair value changes in investments, net, and others, net.

(1)
Includes share-based compensation as follows:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(In thousands)
Allocation of share-based compensation:
Cost of revenues	1,737	798	17	2
Sales and marketing expenses	1,115	322	—	—
General and administrative expenses	273	321	—	—
Technology and product development expenses	588	101	—	—
Total share-based compensation	3,713	1,542	17	2

(2)
Non-GAAP gross profit and non-GAAP income or loss from operations are both non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP income or loss from operations is income or loss from operations excluding share-based compensation.
(3)
We define non-GAAP adjusted net income or loss attributable to Phoenix New Media Limited as net income or loss attributable to Phoenix New Media Limited excluding share-based compensation, income or loss from equity method investments, including impairments, and fair value changes in investments, net.

We believe the separate analysis and exclusion of the following non-GAAP to GAAP reconciling items add clarity to the constituent parts of our performances. We review non-GAAP gross profit, non-GAAP income or loss from operations and non-GAAP adjusted net income or loss attributable to Phoenix New Media Limited together with gross profit, income or loss from operations and net income or loss attributable to Phoenix New Media Limited to obtain a better understanding of our operating performance. We use these non-GAAP financial measures for planning and forecasting and measuring results against the forecast. Using these non-GAAP financial measures to evaluate our business may assist us and our investors in assessing our relative performance against our competitors and ultimately monitoring our capacity to generate returns for our investors. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of items like share-based compensation, income or loss from equity method investments, including impairments and fair value changes in investments, net, which have been and will continue to be significant recurring items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact our gross profit, income or loss from operations and net income or loss attributable to Phoenix New Media Limited for the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from or as an alternative to the financial measures prepared in accordance with U.S. GAAP.

Our non-GAAP gross profit, non-GAAP income or loss from operations and non-GAAP adjusted net income or loss attributable to Phoenix New Media Limited are calculated as follows for the years presented:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(In thousands)
Gross Profit	227,875	268,706	374,149	53,502
Excluding:
Share-based compensation	1,737	798	17	2
Non-GAAP gross profit	229,612	269,504	374,166	53,504

Loss from operations	(125,697)	(64,721)	(34,377)	(4,917)
Excluding:
Share-based compensation	3,713	1,542	17	2
Non-GAAP loss from operations	(121,984)	(63,179)	(34,360)	(4,915)

Net (loss)/income attributable to Phoenix New Media Limited	(102,496)	(53,554)	336	48
Excluding:
Share-based compensation	3,713	1,542	17	2
Loss from equity method investments, including impairments	11,125	15,964	3,924	561
Fair value changes in investments, net,	440	(604)	(23,784)	(3,401)
Non-GAAP adjusted net loss attributable to Phoenix New Media Limited	(87,218)	(36,652)	(19,507)	(2,790)

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues. Our total revenues increased by 8.8% to RMB765.6 million (US$109.5 million) in 2025 from RMB703.7 million in 2024, driven by revenues generated from our digital reading services offered through mini-programs on third-party applications in 2025. Net advertising revenues decreased by 2.6% to RMB614.3 million (US$87.9 million) in 2025 from RMB630.6 million in 2024. Paid service revenues increased by 107.0% to RMB151.3 million (US$21.6 million) in 2025 from RMB73.1 million in 2024, driven by revenues generated from our digital reading services offered through mini-programs on third-party applications in 2025.

Cost of Revenues. Our cost of revenues for the year ended December 31, 2025 was RMB391.5 million (US$56.0 million), which represented a decrease of 10.0% from RMB435.0 million for the year ended December 31, 2024, as a result of our strict cost control measures taken in 2025. Cost of revenues as a percentage of our revenues also decreased from 61.8% in 2024 to 51.1% in 2025.

•
Revenue sharing fees. Our revenue sharing fees for the years ended December 31, 2024 and 2025 were RMB13.2 million and RMB7.0 million (US$1.0 million), respectively. The decrease in revenue sharing fees was mainly attributable to the decrease in certain revenues that requires revenue-sharing.
•
Content and operational costs. Our content and operational costs for the years ended December 31, 2024 and 2025 were RMB396.0 million and RMB367.2 million (US$52.5 million), respectively. The decrease in content and operational costs from 2024 to 2025 was primarily attributable to our strict cost control measures taken in 2025.
•
Bandwidth costs. Our bandwidth costs decreased from RMB25.8 million in 2024 to RMB17.3 million (US$2.5 million) in 2025 as we adopted more efficient cloud-based servers to replace local servers and because of our strict cost control measures taken in 2025.

Share-based compensation. Our share-based compensation allocated to cost of revenues as part of content and operational costs above, decreased from RMB0.8 million in 2024 to almost nil in 2025.

As a result of the foregoing, our gross profit increased from RMB268.7 million in 2024 to RMB374.1 million (US$53.5 million) in 2025. Our gross margin increased from 38.2% in 2024 to 48.9% in 2025.

Operating Expenses. Our operating expenses increased by 22.5% from RMB333.4 million in 2024 to RMB408.5 million (US$58.4 million) in 2025, primarily attributable to higher sales and marketing expenses incurred for the digital reading services offered through mini-programs in 2025. Our share-based compensation allocated to operating expenses was nil in 2025, as compared to RMB0.7 million in 2024. Our operating expenses as a percentage of revenues increased from 47.4% in 2024 to 53.4% in 2025.

•
Sales and marketing expenses. Our sales and marketing expenses increased by 47.8% from RMB184.2 million in 2024 to RMB272.3 million (US$39.0 million) in 2025. This increase was mainly due to higher sales and marketing expenses incurred for the digital reading services offered through mini-programs in 2025.
•
General and administrative expenses. Our general and administrative expenses decreased by 8.7% from RMB78.4 million in 2024 to RMB71.6 million (US$10.2 million) in 2025. This decrease was mainly caused by our strict cost control measures taken in 2025.
•
Technology and product development expenses. Our technology and product development expenses decreased by 8.7% from RMB70.8 million in 2024 to RMB64.6 million (US$9.2 million) in 2025. This decrease was mainly caused by our strict cost control measures taken in 2025.

Related Party Transactions

•
Our net advertising revenues from related parties increased by 9.4% from RMB41.2 million in 2024 to RMB45.1 million (US$6.4 million) in 2025, which was primarily attributable to the increase in advertising revenues earned from Phoenix TV Group.
•
Our paid service revenues from related parties decreased by 88.1% from RMB10.1 million in 2024 to RMB1.2 million (US$0.2 million) in 2025, which was primarily attributable to the decrease in paid services revenues generated from China Mobile.
•
Our cost of revenues due to transactions with related parties increased by 6.6% from RMB49.5 million in 2024 to RMB52.7 million (US$7.5 million) in 2025. The increase was primarily due to the increase in content costs paid to Phoenix TV Group.

•
Our operating expenses due to transactions with related parties increased from RMB7.2 million in 2024 to RMB7.6 million (US$1.1 million) in 2025, which mainly comprised of trademark license fees and other operating expenses charged by Phoenix TV Group.

Other Income, Net. Our other income, net increased from a gain of RMB16.4 million in 2024 to a gain of RMB42.9 million (US$6.1 million) in 2025. The increase in other income, net in 2025 was mainly due to the increase in gain from fair value changes in investments, net, caused by the changes in estimated fair value of the underlying investments held by us through a private equity fund accounted using NAV as a practical expedient under ASC 820.

Income Tax Expense. Our income tax expense was RMB4.6 million in 2024 and our income tax expense was RMB8.2 million (US$1.2 million) in 2025. The income tax expense recognized in 2025 was mainly caused by the deferred tax expense recognized as there was decrease in deferred tax assets in 2025. Our effective tax rate was positive 95.7% in 2025 as compared to negative 9.6% in 2024. The change in effective tax rate was mainly due to the statutory tax rate difference between the PRC and other jurisdictions, the changes in valuation allowance and certain permanent difference items.

Net Loss or Income Attributable to Phoenix New Media Limited. As a result of the foregoing, net loss attributable to our company was RMB53.6 million in 2024 and net income attributable to our company in 2025 was RMB0.3 million (US$0.04 million).

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

For a discussion of our results of operations for the year ended December 31, 2024 compared with the year ended December 31, 2023, see “Item 5. Operating and Financial Review and Prospects⸺A. Operating Results⸺ Year Ended December 31, 2024 Compared to Year Ended December 31, 2023” in our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 18, 2025.

B. Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years indicated:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(In thousands)
Net cash used in operating activities	(60,827)	(44,303)	(2,665)	(381)
Net cash provided by/(used in) investing activities	487,844	127,518	(57,037)	(8,156)
Net cash used in financing activities	(655)	(1,901)	(1,000)	(143)
Effect of exchange rate change on cash, cash equivalents and restricted cash	3,057	1,570	(2,987)	(427)
Net increase/(decrease) in cash, cash equivalents and restricted cash	429,419	82,884	(63,689)	(9,107)
Cash, cash equivalents and restricted cash at beginning of period	105,037	534,456	617,340	88,279
Cash, cash equivalents and restricted cash at end of period	534,456	617,340	553,651	79,172

As of December 31, 2025, we had RMB553.7 million (US$79.2 million) in cash, cash equivalents and restricted cash. Our cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less. Our restricted cash represents deposits placed in accounts co-managed with third parties, which are restricted to withdrawal or usage. We have not encountered any difficulties in meeting our cash obligations to date. As of December 31, 2025, we also had RMB464.2 million (US$66.4 million) in term deposits and short-term investments with maturities up to one year. We believe that our operating cash flows, existing cash balances and term deposits and short-term investments will be sufficient to meet our anticipated cash needs for the next twelve months from the filling date of this annual report.

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

Operating Activities

In 2025, our net cash used in operating activities were RMB2.7 million (US$0.4 million). This was primarily due to our net income of RMB0.4 million (US$0.05 million), adjusted by non-cash adjustments, which mainly included gain from fair value changes in investments, net of RMB23.8 million (US$3.4 million) and reversal of allowance for expected credit losses of RMB1.7 million (US$0.2 million), partially offset by amortization of the right-of-use assets of RMB16.4 million (US$2.4 million), depreciation and amortization expenses of RMB10.7 million (US$1.5 million), the deferred tax expense of RMB10.0 million (US$1.4 million), and loss from equity method investments, including impairment of RMB3.9 million (US$0.6 million). The decrease in cash from working capital items of RMB16.5 million (US$2.4 million) was also included in operating cash flows.

In 2024, our net cash used in operating activities were RMB44.3 million. This was primarily due to our net loss of RMB52.9 million, adjusted by non-cash adjustments, which mainly included amortization of the right-of-use assets of RMB21.1 million, loss from equity method investments, including impairment of RMB16.0 million, depreciation and amortization expenses of RMB13.8 million, the deferred tax expense of RMB6.9 million, share-based compensation of RMB1.5 million and reversal of allowance for expected credit losses of RMB3.2 million. The decrease in cash from working capital items of RMB48.3 million was also included in operating cash flows.

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

Investing Activities

In 2025, our net cash used in investing activities were RMB57.0 million (US$8.2 million). This was primarily due to placement of term deposits and short-term investments of RMB2.4 billion (US$345.0 million) and capital expenditures of RMB13.0 million (US$1.9 million), partially offset by the maturity of term deposits of RMB2.4 billion (US$338.4 million) and dividends received from the equity investment of RMB1.2 million (US$0.2 million).

In 2024, our net cash provided by investing activities were RMB127.5 million. This was mainly due to the maturity of term deposits and short-term investments of RMB3.4 billion, partially offset by placement of term deposits and short-term investments of RMB3.2 billion and capital expenditures of RMB5.2 million.

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

Financing Activities

We had net cash used in financing activities of RMB1.0 million (US$0.1 million) for 2025, mainly attributable to the dividend paid to noncontrolling shareholders of RMB1.0 million (US$0.1 million).

We had net cash used in financing activities of RMB1.9 million for 2024, mainly attributable to the dividend paid to noncontrolling shareholders of RMB1.1 million and the cash paid for the repurchase of ordinary shares of RMB0.8 million.

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

We do not intend to have our PRC subsidiaries distribute any undistributed earnings of such subsidiaries to their direct overseas parent companies, but rather intend that such undistributed earnings will be reinvested in such subsidiaries, VIEs and subsidiaries of the VIEs to further expand their business in the PRC. The total amount of undistributed earnings of our entities located in the PRC for which no withholding tax had been accrued as of December 31, 2024 and 2025 were approximately RMB342.5 million and RMB396.6 million (US$56.7 million), respectively. The amounts of the unrecognized deferred tax liabilities were RMB34.3 million and RMB39.7 million (US$5.7 million) as of December 31, 2024 and 2025, respectively.

Under regulations of the SAFE, the RMB is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of Mainland China, unless prior approval of the SAFE is obtained and prior registration with the SAFE is made.

Material cash requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our capital expenditures, operating lease obligations and purchase obligations.

We had capital expenditures of RMB9.7 million, RMB5.2 million and RMB13.1 million (US$1.9 million) in 2023, 2024 and 2025, respectively. The capital expenditures were mainly attributable to purchasing leasehold improvements, intangible assets, servers and network equipment. We expect capital expenditures to be approximately RMB8.0 million in 2026. We plan to fund our capital expenditures in 2026 with cash flows from our operations and remaining cash and cash equivalents as of December 31, 2025.

Our operating lease obligations consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. Our leasing expense was RMB25.4 million, RMB23.8 million and RMB18.4 million (US$2.6 million) for the years ended December 31, 2023, 2024 and 2025, respectively. The majority of our operating lease commitments are related to our office lease agreements in China.

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

Other than as discussed above, we did not have any significant other commitments, long-term obligations or guarantees as of December 31, 2025.

Recently Issued Accounting Standards

In January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This ASU amends the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted. We do not expect to adopt ASU No. 2025-01 early and are currently evaluating the impact of this ASU on our consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is evaluating the impact of the adoption of this guidance. We are currently evaluating the impact of this ASU on our consolidated financial statements.

In July 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other - Internal-Use Software (Subtopic 350-40). ASU No. 2025-06 modernizes the accounting for internal-use software to reflect current development practices, clarifies when to begin capitalizing costs, and enhances disclosure requirements. The guidance is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted. We do not expect to adopt ASU No. 2025-06 early and are currently evaluating the impact of adopting this standard on our consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832). ASU No. 2025-10 establishes guidance on the recognition, measurement, and presentation of government grants received by business entities. The guidance is effective for annual reporting periods beginning after December 15, 2029, and interim reporting periods within those annual reporting periods. Early adoption is permitted. We do not expect to adopt ASU No. 2025-10 early and are currently evaluating the impact of adopting this standard on our consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, which clarifies the scope and disclosure requirements for interim financial reporting under ASC 270. The amendments introduce a principle requiring disclosure of events and transactions occurring after the end of the most recent annual reporting period that have a material impact on the entity and consolidate certain interim disclosure requirements. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. We do not expect to adopt ASU No. 2025-11 early and are currently evaluating the impact of this ASU on our consolidated financial statements.

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

Product Development

See “Item 4. Information on the Company—B. Business Overview—Research and Development.”

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Please refer to “—A. Results of Operations” for a discussion of the most recent trends in our services, sales and marketing. In addition, please refer to discussions included in such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales and operating revenues, income from operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

E. Critical Accounting Estimates

See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Estimates.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yusheng Sun	66	Chairman of the Board of Directors, Chief Executive Officer
Qi Li	47	Director
Ka Keung Yeung	67	Director
Xiaoyan Chi	47	Director and Senior Vice President
Geng Xiao	63	Independent Director
Jerry Juying Zhang	65	Independent Director
Edward Lu	45	Chief Financial Officer
Chun Liu	59	Senior Vice President

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

Geng Xiao is Professor and Associate Dean of the School of Public Policy of the Chinese University of Hong Kong, Shenzhen. He received a B.S. in System Sciences and Management Sciences from the University of Science and Technology of China and MA and PhD in Economics from University of California at Los Angeles. Professor Xiao was Professor and Director of the Institute of Policy and Practice at the Shenzhen Finance Institute of CUHK-Shenzhen, Professor at Peking University HSBC Business School, Professor at the University of Hong Kong, Vice President of Fung Global Institute, Director of the Columbia University Global Center Beijing, Director of Brookings-Tsinghua Center for Public Policy, Senior Fellow of Brookings Institution, Head of Research and Advisor to the Chairman of the Securities and Futures Commission of Hong Kong. Professor Xiao has also been independent director or supervisor for Midea Group, Qingdao Beer, Biokin Pharma, HSBC China, UBS China, Genesis Emerging Market Fund, Shenzhen Development Bank (now Pingan Bank), and Bank of Jinzhou.

Jerry Juying Zhang has served as an independent director of our company since May 2011. Mr. Zhang has been an advisor to a subsidiary of Public Investment Fund of Saudi Arabia since February 2025 and to China XLX Fertilizer Ltd. since November 2023. He has acted as an independent director of Tahoe Life Insurance Company Limited since November 2023 and of CITIC Dicastal Co. Ltd. since May 2024. Previously, he was a managing director of China Orient Asset Management (International) in Hong Kong between March 2015 and December 2022. He was a senior managing director of CITIC Capital Holdings Limited between June 2009 and December 2014. Prior to joining CITIC Capital Holdings Limited, Mr. Zhang was a managing director in the investment banking division of Deutsche Bank in Hong Kong from August 2006 to June 2009. He served as a managing director and the head of investment banking of CITIC Capital Markets Holdings Limited in Hong Kong from March 2003 to July 2006 and, prior to that time, as an executive director in the communications, media and entertainment group of the investment banking department of Goldman Sachs in Hong Kong from April 2001 to January 2003. Mr. Zhang held the positions of associate, vice president, and director at Salomon Smith Barney from August 1994 to March 2001. Prior to joining Salomon Smith Barney, he served as accounting manager for Town & Country Homes in Chicago from January 1990 to December 1993 and as accountant, audit senior, and supervisor at Ernst & Young in Chicago and Hong Kong. Mr. Zhang held CPA qualifications in China and the State of Kentucky, both of which he has surrendered voluntarily. He holds a Doctor of Business Administration degree from City University of Hong Kong, an MBA from the University of Chicago, an MA in Accounting from the Ministry of Finance Graduate School in the PRC, and a BA degree from Inner Mongolia University.

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

B. Compensation

For the year ended December 31, 2025, we paid an aggregate of approximately US$1.1 million in cash to our executive officers and directors.

Share Incentive Plans

In June 2008, we adopted the 2008 share option plan, in March 2011, we adopted the 2011 restricted share and restricted share unit plan, and in June 2018, we adopted the 2018 share option scheme, together, the share incentive plans, to attract and retain the best available personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business. The share incentive plans provide for the grant of options, restricted shares and restricted share units, collectively referred to as “awards”. We have already granted the full number of awards that were authorized under the 2011 restricted share and restricted share unit plan. In June and August 2012, June 2014 and October 2016, the shareholders of each of Phoenix TV and our company approved three refreshments of the total number of Class A ordinary shares, which may be issued upon exercise of all options to be granted under the 2008 share option plan (excluding awards previously granted, outstanding, cancelled, lapsed or exercised). In June 2022, the shareholders of Phoenix TV and the board of our company approved the refreshment of the total number of Class A ordinary shares that may be issued upon exercise of all options to be granted under the 2018 share option plan, excluding previously granted, outstanding, cancelled, lapsed or exercised awards. As of March 31, 2026, no shares are available for grant of additional options under the 2008 share option plan, and a total of 26,593,526 Class A ordinary shares are available for grant of additional options under the 2018 share option scheme.

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

As of March 31, 2026, options to purchase 18,711,000 Class A ordinary shares granted under the 2008 share option plan and the 2018 share option scheme were outstanding. The table below sets forth the awards that we granted to our directors and executive officers (including pursuant to the exchange program described above) and were outstanding as of March 31, 2026:

Name	Class A Ordinary Shares Underlying Outstanding Awards	Exercise Price or Purchase Price (US$/Share)	Date of Grant	Date of Expiration
Xiaoyan Chi	2,850,000	US$0.4734	October 17, 2016	October 16, 2026
		US$0.4149	September 14, 2017	September 13, 2027
		US$0.4836	July 5, 2019	July 4, 2029
		US$0.1925	July 20, 2020	July 19, 2030
Edward Lu	2,270,000	US$0.4836	July 5, 2019	July 4, 2029
		US$0.1925	July 20, 2020	July 19, 2030
Chun Liu	2,620,000	US$0.4836	July 5, 2019	July 4, 2029
		US$0.1925	July 20, 2020	July 19, 2030
Total	7,740,000

As of March 31, 2026, other employees and consultants in aggregate held awards entitling them to receive 10,971,000 Class A ordinary shares, with exercise prices ranging from US$0 to US$0.7867 per Class A ordinary share.

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

Audit Committee. Our audit committee consists of Jerry Juying Zhang and Geng Xiao. Our board of directors has determined that each of Jerry Juying Zhang and Geng Xiao satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Section 303A of the New York Stock Exchange Listed Company Manual, or the NYSE Manual. Jerry Juying Zhang is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Qi Li, Jerry Juying Zhang and Geng Xiao. Our board of directors has determined that each of Jerry Juying Zhang and Geng Xiao satisfies the “independence” requirements of Section 303A of the NYSE Manual. Qi Li is the chairman of our compensation committee. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee. Our corporate and nominating committee consists of Yusheng Sun, Ka Keung Yeung and Geng Xiao. Our board of directors has determined that Geng Xiao satisfies the “independence” requirements of Section 303A of the NYSE Manual. Yusheng Sun is the chairman of our corporate governance and nominating committee. Our corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2026:

• each of our directors and executive officers; and

• each person known to us to own beneficially more than 5% of each class of our ordinary shares.

The calculations in the tables below assume there are 259,191,877 Class A ordinary shares and 317,325,360 Class B ordinary shares, outstanding as of March 31, 2026. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2026, including through the exercise of any option, the vesting of any contingently issuable share, restricted share, restricted share unit or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A Ordinary Shares Beneficially Owned
	Number	% (1)
Class A ordinary shares
Yusheng Sun	—	—
Qi Li	—	—
Ka Keung Yeung	—	—
Geng Xiao	—	—
Jerry Juying Zhang	—	—
Xiaoyan Chi	2,850,000	1.10
Edward Lu	2,270,000	0.88
Chun Liu	2,620,000	1.01
All Directors and Executive Officers as a Group (2)	7,740,000	2.99

Notes:

(1)
Percentages disclosed are with respect to Class A ordinary shares.
(2)
Represents 7,740,000 Class A ordinary shares, including 0 Class A ordinary shares in the form of ADSs.

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

As of March 31, 2026, 256,694,496 Class A ordinary shares or 99.0% of our outstanding Class A ordinary shares in the form of ADSs are held by one record holder in the United States, JPMorgan Chase Bank, N.A. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

Phoenix TV, through its wholly owned subsidiary, is our controlling shareholder, with beneficial ownership and voting power of 55.0% and 61.4%, respectively, of our outstanding ordinary shares as of March 31, 2026. Phoenix TV has the power acting alone to approve any action requiring a vote of the majority of our ordinary shares.

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

After the expiration of the Program License Agreements in May 2019, Tianying Jiuzhou and Yifeng Lianhe each entered into a supplemental agreement with Phoenix Satellite Television Company Limited to extend the term of the original Program License Agreements to January 14, 2020. Subsequently, Tianying Jiuzhou and Yifeng Lianhe entered into a program resource license and cooperation agreement with Phoenix Satellite Television Company Limited on January 15, 2020, or the 2020 Program Resource License and Cooperation Agreement, to continue to use Phoenix TV Group’s copyrighted video content. The annual license fees payable to Phoenix Satellite Television Company Limited under the 2020 Program Resource License and Cooperation Agreement are RMB2.0 million plus 50% of the revenue generated from the use of the licensed program resource in excess of RMB2.0 million. The 2020 Program Resource License and Cooperation Agreement have a term of two years and may be extended prior to expiration. On August 24, 2021, Tianying Jiuzhou and Yifeng Lianhe terminated the 2020 Program Resource License and Cooperation Agreement and Tianying Jiuzhou entered into a new program resource license and cooperation agreement with Phoenix Satellite Television Holdings Limited, or the 2021 Program Resource License and Cooperation Agreement. According to the 2021 Program Resource License and Cooperation Agreement, Phoenix Satellite Television Company Limited grants Tianying Jiuzhou exclusive right to broadcast copyrighted video content and the derived audio content from three television channels of Phoenix TV Group on the internet in Mainland China with such content also broadcasted on the three television channels of Phoenix TV Group. Phoenix TV also grants the Tianying Jiuzhou the right to sublicense such contents. The annual fees payable to Phoenix TV by us for such content licenses will be RMB45.0 million and the 2021 Program Resource License and Cooperation Agreement has a term of three years. In April 2024, in anticipation of the upcoming expiry of the 2021 Program Resource License and Cooperation Agreement, Phoenix New Media (Hong Kong) Company Limited entered into the 2024 Program Resource License and Cooperation Agreement. According to the 2024 Program License Agreement, Phoenix Satellite Television Company Limited grants Phoenix New Media (Hong Kong) Company Limited exclusive right to broadcast copyrighted video content of Phoenix TV from (i) all television channels of Phoenix TV and its subsidiaries and (ii) third-party platforms on the internet in mainland China, with such content also broadcasted on the television channels of Phoenix TV and its subsidiaries. Phoenix TV also grants the Licensee the right to sublicense such contents. The annual fees payable to Phoenix TV by the Company for such content licenses will be RMB50.0 million and term of such license under the 2024 Program Resource License and Cooperation Agreement is one year starting from August 24, 2024 and ending on August 23, 2025. In November 2025, Phoenix New Media (Hong Kong) Company Limited entered into the 2025 Program Resource License and Cooperation Agreement with Phoenix Satellite Television Holdings Limited. The term of the 2025 Program License Agreement is from August 24, 2025, to August 23, 2027. The 2025 Program License Agreement includes similar terms as 2024 Program License Agreement, with updated and expanded licensed fields to include (i) use on airplanes and other vessels for transportation in China, and (ii) artificial intelligence related use, including model training, application, research, and other related use. Accordingly, the annual fee has been adjusted to RMB55 million from RMB50 million under the 2024 Program License Agreement.

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

Transactions with Phoenix TV and Certain of its Subsidiaries

Costs for content provided to us by Phoenix TV Group were RMB45.0 million, RMB46.8 million and RMB51.8 million (US$7.4 million) in 2023, 2024 and 2025, respectively. We were charged advertising and promotion expenses by Phoenix TV Group of RMB4.3 million, RMB2.2 million and RMB3.3 million (US$0.5 million) in 2023, 2024 and 2025, respectively. We were charged corporate administrative expenses by Phoenix TV Group of RMB0.9 million, RMB0.8 million and RMB0.8 million (US$0.1 million) in 2023, 2024 and 2025, respectively. We were charged project cost by Phoenix TV Group of RMB2.6 million, RMB0.8 million and RMB1.0 million (US$0.1 million) in 2023, 2024 and 2025, respectively. We were charged Trademark license fee by Phoenix TV Group of RMB5.5 million, RMB4.2 million and RMB3.4 million (US$0.5 million) in 2023, 2024 and 2025, respectively.

We also earned and recorded revenues from Phoenix TV Group mainly by providing joint advertising campaign solutions together with Phoenix TV Group to Phoenix TV Group’s advertisers or to our advertisers, or from providing the advertising and promotion services directly to Phoenix TV Group by entering into advertising-for-advertising barter transactions, from which we earned revenues of RMB4.6 million, RMB35.5 million and RMB38.9 million (US$5.6 million) in 2023, 2024 and 2025, respectively.

As of December 31, 2023, 2024 and 2025, we had amounts due from Phoenix TV Group with the amounts of RMB53.6 million, RMB71.3 million and RMB69.9 million (US$10.0 million), respectively, and accounts due to Phoenix TV Group with the amounts of RMB20.8 million, RMB20.3 million and RMB27.1 million (US$3.9 million), respectively.

Cooperation Agreement with China Mobile

China Mobile is a shareholder of our parent company, Phoenix TV. As of March 31, 2026, China Mobile held 19.7% of the outstanding shares of Phoenix TV.

We obtained revenues for our paid services through China Mobile of RMB17.9 million, RMB10.1 million and RMB1.2 million (US$0.2 million) in 2023, 2024 and 2025, respectively. We earned revenues from China Mobile for advertising services of RMB4.9 million,RMB4.3 million and RMB4.5 million (US$0.7 million) in 2023, 2024 and 2025, respectively. We incurred revenue sharing and bandwidth costs in connection with MVAS provided through China Mobile’s platforms of RMB3.3 million, RMB1.9 million and nil in 2023, 2024 and 2025, respectively.

As of December 31, 2023, 2024 and 2025, we had amounts due from China Mobile with the amounts of RMB3.8 million, RMB2.1 million and RMB2.9 million (US$0.4 million), respectively, and we had almost nil accounts due to China Mobile as of the same dates.

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

As discussed below under “—Passive Foreign Investment Company,” we believe we were a PFIC for 2025, and that there is a material risk that we may be classified as a PFIC for the current and future taxable years. Accordingly, you are urged to review the discussion below under “—Passive Foreign Investment Company,” and to consult your own tax advisors regarding the tax consequences to you if we are classified as a PFIC in any taxable year.

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

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate United States Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. Subject to the PFIC discussion below, a non-United States corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange), but not our Class A ordinary shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our Class A ordinary shares that are not represented by ADSs will not be eligible for the reduced tax rates. There also can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. Subject to the PFIC discussion below, a qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law (see discussion under “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty, and if we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, would be potentially eligible for the reduced rates of taxation. Notwithstanding the foregoing, however, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed below under “—Passive Foreign Investment Company,” we believe we were a PFIC for 2025, and that there is a material risk that we may be classified as a PFIC for the current and future taxable years. Therefore, if you are a non-corporate United States Holder, you should not assume that any dividends will be taxed at a reduced rate. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

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

Passive Foreign Investment Company

Based upon the past and projected composition of our income and assets, and the valuation of our assets, we believe we were a PFIC for 2025, and that there is a material risk that we may be classified as a PFIC for the current and future taxable years.

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

Inflation Risk

In recent years, inflation has not had a material impact on our operating results. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 0.2%, 0.2% and 0.0% in 2023, 2024 and 2025, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. We do not anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Currency Risk

Substantially all our revenues and expenses are denominated in Renminbi. We have historically recorded foreign exchange gains and losses due to fluctuation of exchange rates between Renminbi and U.S. dollars. We recorded foreign exchange loss of RMB1.9 million and RMB1.5 million in 2023 and 2024, respectively, and recorded foreign exchange gain of RMB1.5 million (US$0.2 million) in 2025, primarily due to the RMB fluctuation against the U.S. dollar. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars relative to the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs are traded in U.S. dollars. Furthermore, a decline in the value of the Renminbi could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our subsidiaries and PRC-incorporated affiliates in China. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our reported financial results in U.S. dollar terms. As of December 31, 2025, we had RMB denominated cash and cash equivalents, term deposits and short-term investments and restricted cash, totaling RMB903.4 million (US$129.2 million), and U.S. dollar denominated cash and cash equivalents and term deposits totaling US$15.7 million. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Fluctuations in exchange rates of the Renminbi could materially affect our reported operating results.”

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

Payments by Depositary

We received total payments of US$1.93 million from JPMorgan, the current depositary bank for our ADR program for reimbursement of investor relations expenses and other program related expenses, prior to 2023. In 2023, we returned US$0.35 million to JPMorgan in connection with the change of the ratio of our ADSs to Class A ordinary shares and the revision of our commercial arrangements, and as a result, we did not receive any payments from JPMorgan in 2023, 2024 and 2025 and do not expect to receive such payments in the future.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2023, 2024 and 2025.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.
Modifications of Rights

See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

B.
Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

An evaluation has been carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended, as of December 31, 2025. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding the required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon our evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Zhong Tian LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2025, for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, for the years indicated.

	For the Years Ended December 31,
	2024	2025
	(In thousands of RMB)
Audit Fees (1)	5,970	4,770
Tax Fees (2)	—	—
All Other Fees (3)	—	—
Total	5,970	4,770

Notes:

(1)
Audit fees consist of fees associated with the annual audit, reviews of our quarterly financial statements and related statutory and regulatory filings, which includes the out-of-pocket expenses and excludes turnover taxes and surcharges. For 2024, the audit fees also included audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.
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

Not applicable.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an Insider Trading Policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees, and may amend it from time to time. A copy of the Insider Trading Policy, as currently in effect, has been filed herewith as Exhibit 19.1.

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

4.59

Translation of Program License Agreement between Phoenix Satellite Television Company Limited and Phoenix New Media (Hong Kong) Company Limited, dated April 26, 2024 (incorporated by reference Exhibit 4.59 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2024 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 18, 2025).

4.60

Translation of Trademark License Agreement between Phoenix Satellite Television Company Limited and Yifeng Lianhe (Beijing) Technology Co., Ltd., dated April 1, 2025 (incorporated by reference Exhibit 4.60 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2024 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 18, 2025).

4.61

Translation of Trademark License Agreement between Phoenix Satellite Television Company Limited and Beijing Tianying Jiuzhou Network Technology Co., Ltd., dated April 1, 2025 (incorporated by reference Exhibit 4.61 to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2024 (File No. 001-35158), initially filed with the Securities and Exchange Commission on April 18, 2025).

*4.62	Translation of Program Resources License and Cooperation Agreement between Phoenix Satellite Television Company Limited and Phoenix New Media (Hong Kong) Company Limited, dated November 5, 2025.

*8.1	List of Subsidiaries

11.1

Code of Business conduct and Ethics of the Registrant (incorporated by reference Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-173666), initially filed with the Securities and Exchange Commission on April 21, 2011).

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

**13.1	Certification of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

**13.2	Certification of our Chief Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Public Accounting Firm

*15.2	Consent of Zhong Lun Law Firm

*19.1	Insider Trading Policy

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

** Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Phoenix New Media Limited

	By:	/s/ Edward Lu
		Name:	Edward Lu
		Title:	Chief Financial Officer

Date: April 29, 2026

Phoenix New Media Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Phoenix New Media Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Phoenix New Media Limited and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income /(loss), of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses on Accounts Receivable

As described in Notes 2(j) and 4 to the consolidated financial statements, as of December 31, 2025, the gross balance of accounts receivable was RMB344.7 million, against which an allowance for credit losses of RMB70.4 million was provided. The allowance is management’s estimate of expected credit losses based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability to pay. Management estimated the allowance by segmenting accounts receivable into groups based on certain credit risk characteristics and determining an expected loss rate for each group based on historical loss experience adjusted for judgments including default rates, lifetime for debt recovery, current and future economic conditions and other relevant factors.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included (i) testing management’s process for estimating the allowance for credit losses, (ii) evaluating the appropriateness of the model and methodology; (iii) testing the completeness, accuracy and relevance of underlying data used in the model; and (iv) evaluating the reasonableness of significant judgments made by management. Professionals with specialized skill and knowledge were also used to assist in evaluating the appropriateness of the model, methodology and management’s significant judgments.

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 29, 2026

We have served as the Company’s auditor since 2010.

Phoenix New Media Limited

Consolidated Balance Sheets

(Amounts in thousands, except for number of shares and per share data)

	As of December 31,
	2024	2025
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	607,579	537,549
Term deposits and short-term investments	428,343	464,226
Restricted cash	9,761	16,102
Accounts receivable, net	326,795	293,119
Amounts due from related parties	76,404	74,392
Prepayments and other current assets	25,470	32,905
Total current assets	1,474,352	1,418,293
Non-current assets:
Property and equipment, net	4,440	10,728
Intangible assets, net	13,723	10,415
Available-for-sale debt investments	313	306
Equity investments, net	85,436	104,124
Deferred income tax assets, net	63,258	53,331
Operating lease right-of-use assets, net	56,791	41,957
Other non-current assets	13,614	10,635
Total non-current assets	237,575	231,496
Total assets	1,711,927	1,649,789
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including amounts of the consolidated VIEs, excluding inter-company amounts, without recourse to the Company of RMB228,861 and RMB222,449 as of December 31, 2024 and 2025, respectively. Note 1):

Accounts payable	144,670	122,420
Amounts due to related parties	24,327	29,144
Advances from customers	29,104	26,203
Taxes payable	175,932	176,404
Salary and welfare payable	86,607	73,203
Accrued expenses and other current liabilities	65,708	56,782
Operating lease liabilities	10,972	14,098
Total current liabilities	537,320	498,254

Non-current liabilities (including amounts of the consolidated VIEs, excluding inter-company amounts, without recourse to the Company of RMB17,305 and RMB10,289 as of December 31, 2024 and 2025, respectively. Note 1):

Long-term liabilities	15,497	13,996
Operating lease liabilities	45,700	29,224
Total non-current liabilities	61,197	43,220
Total liabilities	598,517	541,474
Commitments and contingencies (Note 20)
Shareholders’ equity:
Phoenix New Media Limited shareholders’ equity:
Class A ordinary shares (US$0.01 par value, 680,000,000 shares authorized; 264,998,965 shares issued and 259,191,877 shares outstanding as of December 31, 2024 and 2025, respectively)	17,499	17,499
Class B ordinary shares (US$0.01 par value, 320,000,000 shares authorized; 317,325,360 shares issued and 317,325,360 shares outstanding as of December 31, 2024 and 2025, respectively)	22,053	22,053
Additional paid-in capital	1,642,077	1,642,094
Treasury stock (5,807,088 shares as of December 31, 2024 and 2025, respectively)	(1,480)	(1,480)
Statutory reserves	99,124	100,214
Accumulated deficits	(566,701)	(567,455)
Accumulated other comprehensive loss	(37,305)	(41,782)
Total Phoenix New Media Limited shareholders’ equity	1,175,267	1,171,143
Noncontrolling interests	(61,857)	(62,828)
Total shareholders’ equity	1,113,410	1,108,315
Total liabilities and shareholders’ equity	1,711,927	1,649,789

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Comprehensive Income/(Loss)

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Revenues (1):
Net advertising revenues	619,260	630,590	614,330
Paid services revenues	72,760	73,105	151,241
Total revenues	692,020	703,695	765,571
Cost of revenues (1)	(464,145)	(434,989)	(391,422)
Gross profit	227,875	268,706	374,149
Operating expenses (1):
Sales and marketing expenses	(155,939)	(184,239)	(272,283)
General and administrative expenses	(114,974)	(78,436)	(71,642)
Technology and product development expenses	(82,659)	(70,752)	(64,601)
Total operating expenses	(353,572)	(333,427)	(408,526)
Loss from operations	(125,697)	(64,721)	(34,377)
Other income/(loss):
Interest income, net	34,671	32,402	21,032
Foreign currency exchange (loss)/gain	(1,945)	(1,519)	1,481
Loss from equity method investments, including impairment	(11,125)	(15,964)	(3,924)
Fair value changes in investments, net	(440)	604	23,784
Others, net	8,397	897	528
(Loss)/income before income taxes	(96,139)	(48,301)	8,524
Income tax expense	(12,976)	(4,645)	(8,159)
Net (loss)/income	(109,115)	(52,946)	365
Net loss/(income) attributable to noncontrolling interests	6,619	(608)	(29)
Net (loss)/income attributable to Phoenix New Media Limited	(102,496)	(53,554)	336
Net (loss)/income	(109,115)	(52,946)	365
Other comprehensive income/(loss), net of tax: foreign currency translation adjustment	5,005	3,092	(4,477)
Comprehensive loss	(104,110)	(49,854)	(4,112)
Comprehensive loss/(income) attributable to noncontrolling interests	6,619	(608)	(29)
Comprehensive loss attributable to Phoenix New Media Limited	(97,491)	(50,462)	(4,141)
Net (loss)/income per Class A and Class B ordinary share:
Basic	(0.18)	(0.09)	*
Diluted	(0.18)	(0.09)	*
Net (loss)/income per ADS (1 ADS represents 48 Class A ordinary shares):
Basic	(8.45)	(4.46)	0.03
Diluted	(8.45)	(4.46)	0.03
Weighted average number of Class A and Class B ordinary shares used in computing net (loss)/income per share:
Basic	582,241,827	576,786,817	576,517,237
Diluted	582,241,827	576,786,817	576,517,237

(1) Transactions with related parties included in revenues, cost of revenues and operating expenses are as follows (Note 21):

Net advertising revenues	9,612	41,219	45,084
Paid services revenues	18,075	10,146	1,207
Cost of revenues	(50,914)	(49,489)	(52,732)
Sales and marketing expenses	(4,290)	(2,155)	(3,301)
General and administrative expenses	(6,491)	(5,057)	(4,279)

Note:

* Less than RMB0.01.

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Shareholders’ Equity

(Amounts in thousands, except for number of shares)

	Phoenix New Media Limited Shareholders’ Equity
	Class A ordinary shares		Class B ordinary shares		Treasury stock		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Noncontrolling	Total shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	deficits	loss	interests	equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	264,998,965	17,499	317,325,360	22,053	—	—	1,636,822	99,547	(411,074)	(45,402)	(54,222)	1,265,223
Share-based compensation	—	—	—	—	—	—	3,713	—	—	—	—	3,713
Repurchase of ordinary shares	—	—	—	—	(2,044,080)	(655)	—	—	—	—	—	(655)
Closure of subsidiaries	—	—	—	—	—	—	—	(205)	205	—	(548)	(548)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	5,005	—	5,005
Net loss	—	—	—	—	—	—	—	—	(102,496)	—	(6,619)	(109,115)
Balance as of December 31, 2023	264,998,965	17,499	317,325,360	22,053	(2,044,080)	(655)	1,640,535	99,342	(513,365)	(40,397)	(61,389)	1,163,623
Share-based compensation	—	—	—	—	—	—	1,542	—	—	—	—	1,542
Repurchase of ordinary shares	—	—	—	—	(3,763,008)	(825)	—	—	—	—	—	(825)
Closure of subsidiaries	—	—	—	—	—	—	—	(218)	218	—	(1,076)	(1,076)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	3,092	—	3,092
Net loss	—	—	—	—	—	—	—	—	(53,554)	—	608	(52,946)
Balance as of December 31, 2024	264,998,965	17,499	317,325,360	22,053	(5,807,088)	(1,480)	1,642,077	99,124	(566,701)	(37,305)	(61,857)	1,113,410
Share-based compensation	—	—	—	—	—	—	17	—	—	—	—	17
Appropriation to statutory reserves	—	—	—	—	—	—	—	1,090	(1,090)	—	—	—
Dividends paid to noncontrolling shareholders	—	—	—	—	—	—	—	—	—	—	(1,000)	(1,000)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(4,477)	—	(4,477)
Net income	—	—	—	—	—	—	—	—	336	—	29	365
Balance as of December 31, 2025	264,998,965	17,499	317,325,360	22,053	(5,807,088)	(1,480)	1,642,094	100,214	(567,455)	(41,782)	(62,828)	1,108,315

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cash flows from operating activities:
Net (loss)/income	(109,115)	(52,946)	365
Adjustments to reconcile net (loss)/income to net cash used in operating activities:
Share-based compensation	3,713	1,542	17
Provision for/(reversal of) allowance for expected credit losses, including related party amounts of RMB150, RMB(1,210) and RMB406 for the years ended December 31, 2023, 2024 and 2025, respectively)	14,337	(3,196)	(1,690)
Depreciation and amortization expense	21,531	13,819	10,673
Amortization of the right-of-use assets	21,032	21,098	16,444
Loss from equity method investments, including impairment	11,125	15,964	3,924
Fair value changes in investments, net	440	(604)	(23,784)
Gain on disposition of a subsidiary	(548)	—	—
Deferred tax expense	18,890	6,912	9,927
Gain on disposal of long-lived assets	(754)	(127)	(574)
Foreign currency exchange loss/(gain)	1,945	1,519	(1,481)
Changes in operating assets and liabilities, net of effects of acquisition:
Accounts receivable	112,896	(29,082)	40,017
Prepayments and other current assets	(2,781)	4,437	(1,695)
Amounts due from related parties	(11,380)	(17,750)	1,606
Other non-current assets	6,473	(435)	2,422
Accounts payable	(54,699)	22,576	(22,822)
Advances from customers	2,255	(5,093)	(2,901)
Salary and welfare payable	(8,040)	163	(13,404)
Taxes payable	(5,892)	6,340	885
Amounts due to related parties	(42,563)	2,157	4,817
Accrued expenses and other current liabilities	(17,384)	(5,785)	(8,950)
Other liabilities	(22,308)	(25,812)	(16,461)
Net cash used in operating activities	(60,827)	(44,303)	(2,665)
Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(9,717)	(5,221)	(13,045)
Placement of term deposits and short-term investments	(1,278,637)	(3,242,807)	(2,412,349)
Maturity of term deposits and short-term investments	1,770,825	3,374,846	2,366,449
Return of equity investment principal from certain investee	1,072	—	—
Dividends received from the equity investment	530	427	1,172
Proceeds from disposal of long-lived assets	3,771	273	736
Net cash provided by/(used in) investing activities	487,844	127,518	(57,037)
Cash flows from financing activities:
Repurchase of ordinary shares	(655)	(825)	—
Dividends paid to noncontrolling shareholders	—	(1,076)	(1,000)
Net cash used in financing activities	(655)	(1,901)	(1,000)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	3,057	1,570	(2,987)
Net increase/(decrease) in cash, cash equivalents and restricted cash	429,419	82,884	(63,689)
Cash, cash equivalents and restricted cash at the beginning of the year	105,037	534,456	617,340
Including:
Cash and cash equivalents at the beginning of the year	95,982	527,407	607,579
Restricted cash at the beginning of the year	9,055	7,049	9,761
Cash, cash equivalents and restricted cash at the end of the year	534,456	617,340	553,651
Including:
Cash and cash equivalents at the end of the year	527,407	607,579	537,549
Restricted cash at the end of the year	7,049	9,761	16,102
Supplemental disclosure of cash flow information:
Cash paid during the period for income taxes	62	87	126

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

Major subsidiaries, VIEs and the subsidiaries of the VIEs as of December 31, 2025 are set out below:

Name	Place of Incorporation	Date of Incorporation	Percentage of Direct or Indirect Economic Ownership	Principal Activity
Direct subsidiaries:
Phoenix Satellite Television Information Limited	British Virgin Islands (“BVI”)	September 1, 1999	100%	Investment holding
Phoenix New Media (Hong Kong) Company Limited	Hong Kong	February 24, 2011	100%	Advertising
Phoenix New Media (Hong Kong) Information Technology Company Limited	Hong Kong	April 22, 2014	100%	Investment holding
Indirect subsidiaries:
Fenghuang On-line (Beijing) Information Technology Co., Ltd. (“Fenghuang On-line”)	PRC	December 20, 2005	100%	Technical consulting
Beijing Fenghuang Yutian Software Technology Co., Ltd. (“Fenghuang Yutian”)	PRC	June 15, 2012	100%	Software development
Fenghuang Feiyang (Beijing) New Media Information Technology Co., Ltd. (“Fenghuang Feiyang”)	PRC	October 25, 2013	100%	Advertising
Beijing Fenghuang Borui Software Technology Co., Ltd. (“Fenghuang Borui”)	PRC	October 13, 2014	100%	Software development
Tianjin Fengying Hongda Culture Communication Co., Ltd. (“Fengying Hongda”)	PRC	March 13, 2017	100%	Advertising
VIEs:
Beijing Tianying Jiuzhou Network Technology Co., Ltd. (“Tianying Jiuzhou”)	PRC	April 18, 2000	100%	Advertising and paid services
Beijing Fenghuang Ronghe Investment Co., Ltd. (“Fenghuang Ronghe”)	PRC	September 18, 2015	100%	Investment holding
Subsidiaries of VIEs:
Yifeng Lianhe (Beijing) Technology Co., Ltd. (“Yifeng Lianhe”)	PRC	June 16, 2006	100%	Paid services
Beijing Tianying Chuangzhi Advertising Co., Ltd. (“Tianying Chuangzhi”)	PRC	February 8, 2010	100%	Advertising
Beijing Fengyu Network Technology Co., Ltd. (“Fengyu Network”)	PRC	June 1, 2012	100%	Paid services
Tianjin Fenghuang Mingdao Culture Communication Co., Ltd. (“Fenghuang Mingdao”)	PRC	May 24, 2013	100%	Advertising
Beijing Fenghuang Tianbo Network Technology Co., Ltd. (“Tianbo”)	PRC	May 31, 2013	50%	Advertising
Fengqingyang (Beijing) Culture Transmission Co., Ltd. (“Fengqingyang”)	PRC	June 10, 2014	60%	Advertising
Beijing Huanyou Tianxia Technology Co., Ltd. (“Huanyou Tianxia”)	PRC	June 16, 2014	100%	Paid services
Shanghai Fengyu Shixun Technology Co., Ltd. (“Fengyu Shixun”)	PRC	December 21, 2016	100%	Advertising and paid services
Beijing Fengyue Culture Technology Co., Ltd. (“Fengyue Culture”)	PRC	January 19, 2017	100%	Paid services
Hainan Lefeng Culture Communication Co., Ltd. (“Lefeng”)	PRC	December 30, 2020	100%	Advertising
Fenghuang Feiyang (Guangzhou) International Culture Communication Co., Ltd.(“Feiyang Guangzhou”)	PRC	September 29, 2022	100%	Advertising

In order to comply with Chinese laws and regulations that prohibit or restrict foreign ownership of companies that operate Internet content and advertising businesses, a series of agreements (the “Contractual Agreements”) were entered into among Fenghuang On-line, Tianying Jiuzhou, Yifeng Lianhe and their legal shareholders in 2009.

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

Risks in relation to the VIE structure

The Company is not an operating company in China but a Cayman Islands holding company, which has no equity ownership in the VIEs, with operations primarily conducted by its PRC subsidiaries and through contractual arrangements with the VIEs based in China. The Company operates part businesses in China through the VIEs, and rely on contractual arrangements among its PRC subsidiaries, the VIEs and their respective shareholders to direct the activities that most significantly impact the economic performance of the VIEs and to derive substantially all of the economic benefits from them. Revenue contributed by the VIEs and subsidiaries of the VIEs accounted for 43.4%, 47.9% and 50.7% of the Group’s total revenues for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Under the Contractual Agreements with the VIEs, the Company has the power to direct the activities of all the VIEs and subsidiaries of the VIEs, and can have assets transferred out of the VIEs and subsidiaries of the VIEs. Therefore, the Company considers itself the ultimate primary beneficiary of the VIEs and there is no asset of the VIEs that can only be used to settle obligations of the VIEs and subsidiaries of the VIEs, except for registered capital and PRC statutory reserves of the VIEs and subsidiaries of the VIEs amounting to RMB24.9 million as of December 31, 2025. As all the VIEs and subsidiaries of the VIEs are incorporated as limited liability companies under the PRC Company Law, the creditors of the VIEs and subsidiaries of the VIEs do not have recourse to the general credit of the Company. The amounts of the consolidated VIEs’ current liabilities without recourse to the Company disclosed on the face of the consolidated balance sheets have excluded the amounts due to inter-company entities. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. However, as the Company is conducting certain businesses through the VIEs and subsidiaries of the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

1. Organization and Principal Activities (Continued)

The following tables set forth the summarized assets, liabilities, results of operations and cash flows of the consolidated VIEs and their subsidiaries (in thousands):

	As of December 31,
	2024	2025
	RMB	RMB
Cash and cash equivalents	64,336	291,217
Term deposits and short-term investments	29,611	5
Accounts receivable, net	101,022	89,994
Amounts due from related parties	5,666	5,620
Amounts due from inter-company entities	206,412	121,679
Other current assets	18,109	20,765
Current assets	425,156	529,280
Equity investments, net	72,436	91,124
Deferred income tax assets, net	24,588	21,228
Operating lease right-of-use assets, net	17,491	12,526
Other non-current assets	19,091	18,658
Non-current assets	133,606	143,536
Total assets	558,762	672,816
Accounts payable	44,299	45,645
Amounts due to related parties	11,473	13,952
Amounts due to inter-company entities	743,143	814,023
Advances from customers	18,316	17,081
Taxes payable	75,259	72,722
Salary and welfare payable	36,554	32,168
Accrued expenses and other current liabilities	42,960	40,881
Current liabilities	972,004	1,036,472
Non-current liabilities	17,305	10,289
Total liabilities	989,309	1,046,761

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Revenues	340,421	348,228	396,822
Gross profit	103,852	104,563	242,527
Net (loss)/income	(41,008)	(15,716)	57,600

Notes:

(1)
For the years ended December 31, 2023, 2024 and 2025, the VIEs have incurred revenues of RMB40.1 million, RMB11.4 million and RMB8.6 million, respectively, derived from inter-company entities and the corresponding inter-company entities concurrently recognized same amounts as fees, which have been eliminated upon consolidation.
(2)
For the years ended December 31, 2023, 2024 and 2025, the VIEs have incurred costs of RMB23.0 million, RMB67.3 million and RMB43.9 million, respectively, related to technical services provided by the inter-company entities and the corresponding inter-company entities concurrently recognized same amounts as revenues, which have been eliminated upon consolidation.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

1. Organization and Principal Activities (Continued)

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cash flow from operating activities:
Net cash used in transactions with inter-company entities	(4,885)	(213,117)	(21,038)
Net cash provided by transactions with other entities	5,180	79,204	79,506
Net cash provided by/(used in) operating activities	295	(133,913)	58,468
Cash flow from investing activities:
Loans collected from/(paid to) inter-company entities	72,427	(142,504)	73,949
Net cash (used in)/provided by other investing activities	(154,830)	132,248	23,944
Net cash (used in)/provided by investing activities	(82,403)	(10,256)	97,893
Cash flow from financing activities:
Proceeds from loans from inter-company entities	157,423	101,324	67,866
Net cash used in other financing activities	—	(1,076)	(1,000)
Net cash provided by financing activities	157,423	100,248	66,866

As of December 31, 2025, there was no pledge or collateralization of the VIEs’ assets. Unrecognized revenue-producing assets that are held by the VIEs and subsidiaries of the VIEs mainly comprise of the Online Culture Operating Permit, the Publication Operation Permit, the Permit for Radio and Television Program Production and Operation, the Value-added Telecommunications Business Operating License, trademark, and domain name. Recognized revenue-producing assets that are held by the VIEs and subsidiaries of the VIEs mainly comprise of property and equipment, licensed copyrights of reading content, and audio content. The balances and transactions of the consolidated VIEs disclosed above were reflected in the Company’s consolidated financial statements with inter-company transactions eliminated.

2. Principal Accounting Policies

(a) Basis of presentation and principles of consolidation

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

(b) Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates include, but are not limited to, determination of assessment for the allowance for credit losses, fair value change and impairment of equity investments, valuation allowance of deferred tax assets. Actual results could differ materially from such estimates. The Group bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

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

(h) Restricted cash

Restricted cash represents deposits placed in accounts to place term deposits and short-term investments and deposits co-managed with third-parties related to the real estate services, which are restricted to withdrawal or usage.

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

Equity investments measured at Measurement Alternative

The Group has adopted ASU 2016-1 Recognition and Measurement of Financial Assets and Financial Liabilities since January 1, 2018 pursuant to which the Group measures equity investments, other than those accounted for under the equity method, at fair value through earnings. For investments in equity securities without readily determinable fair values, the Group elects to record these investments at cost, less impairment, plus or minus subsequent adjustments for observable price changes (referred to as the measurement alternative). Under this measurement alternative, changes in the carrying value of the investments will be recognized in consolidated statement of comprehensive income/(loss), whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

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

Notes to Consolidated Financial Statements

2. Principal Accounting Policies (Continued)

(p) ASC 606 Revenue from Contracts with Customers

The Group has adopted ASC 606 Revenue from Contracts with Customers for all periods presented. The following table presents the Group’s revenues disaggregated by products and services (in thousands):

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net advertising revenues	619,260	630,590	614,330
Paid services revenues	72,760	73,105	151,241
Revenues from paid contents	34,917	46,574	136,754
Revenues from E-commerce and others	37,843	26,531	14,487
Total	692,020	703,695	765,571

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Contract asset represents the Group’s right to consideration in exchange for goods or services that it has transferred to a customer when that right is conditioned on something other than the passage of time (for example, the entity’s future performance). Accounts receivable represent the Group’s right to consideration in exchange for goods or services that it has transferred to a customer when the Group has satisfied its performance obligations and has the unconditional right to payment. Contract assets as of December 31, 2024 and 2025 were not material.

If a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional (that is, a receivable), before the Group transfers a good or service to the customer, the Group shall present the contract as a contract liability when the payment is made or the payment is due (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which it has received consideration (or an amount of consideration is due) from the customer. Advances from customers and deferred revenue relate to unsatisfied performance obligations at the end of the period and primarily consist of fees received from advertisers. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. Contract liability is presented as advances from customers in the balance sheet. Revenues recognized for the year ended December 31, 2025 that were included in the contract liability balance at the beginning of the period were RMB18.9 million.

The assets recognized for costs incurred to fulfill contracts shall be amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the asset relates. The assets recognized for costs incurred to fulfill contracts as of December 31, 2024 and 2025 were disclosed in Note 5.

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

Cooperation with third-party platforms

The Group may cooperate with third-party platforms to provide advertising services for customers. When the Group is responsible for providing the desired services to customers and has primary responsibility and broad discretion to establish price, and therefore the Group is considered the principal in these transactions, revenues from such advertising services are recorded on a gross basis. With respect to certain advertising services using advertising resources provided by third-party platforms, the Group generally is acting as an agent and its performance obligation is to arrange for the provision of advertising services by third parties and accordingly, the Group records its revenues based on the portion of the sharing of revenues that derives from such advertising services.

Noncash transactions

The Group enters into contracts with certain customers involving consideration in a form other than cash. The noncash consideration (or promise of noncash consideration) shall be measured at fair value of the consideration received. If the Group cannot reasonably estimate the fair value of the noncash consideration, it shall measure the consideration indirectly by reference to the standalone selling price of the goods or services promised to the customer (or class of customer) in exchange for the consideration. The Group recognized revenue from noncash transactions involving exchanging advertising services for advertisement, content, goods, technical and other services amounted to RMB7.7 million, RMB6.4 million and RMB8.6 million for the years ended December 31, 2023, 2024 and 2025, respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2. Principal Accounting Policies (Continued)

(q) Revenue recognition (continued)

(ii) Paid services revenues

Paid services revenues comprise (i) revenues from paid contents and (ii) revenues from E-commerce and others.

Paid contents

Paid contents revenues mainly comprise of revenues generated from digital reading, audiobooks and other content-related sales activities.

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

Audiobooks

Audiobooks revenues are derived from the sale of copyright of audiobooks to third parties and licensing audiobooks to third parties. With respect to the sale of copyright of audiobooks, the Group is determined to be the primary obligor and accordingly, the Group records its revenues on a gross basis when the audiobooks are delivered to customers. With respect to the revenues that derived from licensing audiobooks to third parties, the Group evaluated and determined it is not the primary obligor in the service rendered to the end users and accordingly, the Group records its revenues based on the portion of the sharing of revenues that derives from third parties.

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

(r) Value-added tax and related surcharges

The Group is subject to value-added tax (“VAT”) and related surcharges on the revenues earned for services provided in the PRC. The primary applicable rate of VAT is 6.0% for the years ended December 31, 2023, 2024 and 2025. Related surcharges mainly comprised of urban maintenance and construction tax and education surcharges. The urban maintenance and construction tax are charged at 7% or 5% of the amount of VAT actually paid depending on where the taxpayer is located. Education surcharges are charged at 3% of the amount of VAT actually paid and local education surcharges are charged at 2% or 1% of the amount of VAT actually paid depending on where the taxpayer is located. The Group is also subject to a cultural development fee on the provision of advertising services in the PRC and the applicable tax rate is 1.5%, valid until December 31, 2027.

The VAT and the cultural development fee are recorded as a reduction item of revenues in the consolidated statements of comprehensive income/(loss). The urban maintenance and construction tax, education surcharges and local education surcharges are recorded in the cost of revenues in the consolidated statements of comprehensive income/(loss).

The VAT and related surcharges for the years ended December 31, 2023, 2024 and 2025 were RMB49.5 million, RMB54.6 million and RMB50.7 million, respectively.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2. Principal Accounting Policies (Continued)

(t) Sales and marketing expenses

Sales and marketing expenses comprise primarily of: (i) personnel-related expenses including sales commissions related to the sales and marketing personnel; (ii) marketing and promotion expenses including traffic acquisition expenses; and (iii) relevant rental expense, depreciation and amortization expenses. The Group expenses advertising costs as incurred. Total advertising and promotion expenses including traffic acquisition expenses were RMB24.7 million, RMB47.4 million and RMB151.7 million, for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

2. Principal Accounting Policies (Continued)

(v) Operating leases and adoption of ASU 2016-02 (continued)

As of December 31, 2025, the Group’s operating leases had a weighted average remaining lease term of 4.43 years and a weighted average discount rate of 4.03%. Future lease payments under operating leases as of December 31, 2025 were as follows (in thousands):

Operating Lease Liabilities
RMB
Year ending December 31,
2026	15,309
2027	10,778
2028	9,261
2029	7,917
2030	3,463
Total future lease payments	46,728
Less: Imputed interest	3,406
Total lease liability balance	43,322

Operating lease costs and expenses for the years ended December 31, 2023, 2024 and 2025 were RMB25.4 million, RMB23.8 million and RMB18.4 million, respectively, which excluded costs and expenses of short-term contracts. Short-term lease costs and expenses for the years ended December 31, 2023, 2024 and 2025 was RMB1.4 million, RMB1.3 million and RMB1.3 million, respectively. Supplemental cash flow information related to operating leases was as follows (in thousands):

	For the Years Ended December 31,
	2024	2025
	RMB	RMB
Cash payments for operating leases	26,001	14,230
Right-of-use assets obtained in exchange for operating lease liabilities	39,783	2,508

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

In both 2019 and 2020, the Company declared a special cash compensation plan to its share option holders, concurrent with the special cash dividend declared. As the Company’s share options are not dividend-protected award, the option holders have no rights to participate in all dividends before excising the share options. The Company accounted for the special cash compensation as incremental compensation cost, which would be vested with the same vesting conditions of the original share options granted. The related compensation cost of RMB8.8 million, RMB2.0 million and nil were recognized as costs or expenses in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended December 31, 2023, 2024 and 2025. Refer to Note 13 for details of the Group’s tax positions.

(y) Employee social security and welfare benefits

The Company’s subsidiaries and consolidated VIEs in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Company’s subsidiaries and consolidated VIEs in the PRC to pay the local labor and social welfare authorities monthly contributions at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Company’s subsidiaries and consolidated VIEs in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as cost and expenses in the consolidated statements of comprehensive income/(loss) were RMB74.1 million, RMB69.7 million and RMB68.3 million for the years ended December 31, 2023, 2024 and 2025, respectively.

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

General reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in the registered capital of the respective company. The Group has made appropriations of nil, nil and RMB1.1 million to these funds for the years ended December 31, 2023, 2024 and 2025, respectively.

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

(ag) Recent accounting pronouncements

In January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This ASU amends the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted. The Group does not expect to adopt ASU No. 2025-01 early and is currently evaluating the impact of this ASU on its consolidated financial statements.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Group is currently evaluating the impact of this ASU on its consolidated financial statements.

In July 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other - Internal-Use Software (Subtopic 350-40). ASU No. 2025-06 modernizes the accounting for internal-use software to reflect current development practices, clarifies when to begin capitalizing costs, and enhances disclosure requirements. The guidance is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group does not expect to adopt ASU No. 2025-06 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832). ASU No. 2025-10 establishes guidance on the recognition, measurement, and presentation of government grants received by business entities. The guidance is effective for annual reporting periods beginning after December 15, 2029, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group does not expect to adopt ASU No. 2025-10 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-11, which clarifies the scope and disclosure requirements for interim financial reporting under ASC 270. The amendments introduce a principle requiring disclosure of events and transactions occurring after the end of the most recent annual reporting period that have a material impact on the entity and consolidate certain interim disclosure requirements. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group does not expect to adopt ASU No. 2025-11 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

3. Certain Risks and Concentration (Continued)

(e) Investments risk

The Group has made and may undertake in the future investments in subsidiaries, affiliates and other business alliance partners in various Internet-related businesses. It is uncertain whether the Group will receive the expected benefits from these investments, due to any adverse regulatory changes, worsening of economic conditions, increased competition or other factors that may negatively affect the related business activities. Some of the businesses the Group has invested in may be subject to intensive regulation. Any adverse regulatory change may have a material adverse impact on the business and financial performance of the subsidiaries, affiliates and other business alliance partners. Furthermore, unanticipated costs and liabilities may be incurred in connection with those business strategies, including liabilities from the claims related to the businesses prior to the business alliances, and cost from actions by regulatory authorities.

4. Accounts Receivable, Net

The following table sets out the balance of accounts receivable excluding notes receivable as of December 31, 2024 and 2025 (in thousands):

	As of December 31,
	2024	2025
	RMB	RMB
Accounts receivable, gross	382,197	344,664
Allowance for expected credit losses	(85,419)	(70,365)
Accounts receivable, net	296,778	274,299

The following table sets out the balance of notes receivable as of December 31, 2024 and 2025 (in thousands):

	As of December 31,
	2024	2025
	RMB	RMB
Notes receivable, gross	30,048	18,837
Allowance for expected credit losses	(31)	(17)
Notes receivable, net	30,017	18,820

The following table presents the movement of the allowance for expected credit losses (in thousands):

	2023	2024	2025
	RMB	RMB	RMB
Balance as of January 1,	312,236	106,667	85,450
Additional provision for/(reversal of) allowance for expected credit losses, net of recoveries	14,682	(4,747)	(6,755)
Write-off	(220,251)	(16,470)	(8,313)
Balance as of December 31,	106,667	85,450	70,382

5. Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets (in thousands):

	As of December 31,
	2024	2025
	RMB	RMB
Prepaid rental and deposits	7,056	11,405
Prepayments to suppliers and other business related expenses	14,506	18,052
Costs to fulfill contracts with customers	758	306
Others	3,150	3,142
Total	25,470	32,905

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

6. Property and Equipment, Net

The following is a summary of property and equipment, net (in thousands):

	As of December 31,
	2024	2025
	RMB	RMB
Computers, equipment and furniture	40,665	24,937
Motor vehicles	3,869	3,866
Leasehold improvements	45,259	17,091
Total	89,793	45,894
Less: accumulated depreciation	(85,353)	(35,166)
Net book value	4,440	10,728

Depreciation expenses for the years ended December 31, 2023, 2024 and 2025 were RMB5.7 million, RMB3.7 million and RMB3.9 million, respectively.

7. Intangible Assets, Net

The following table summarizes the Group’s intangible assets, net (in thousands):

	As of December 31,
	2024	2025
	RMB	RMB
Computer software	20,007	17,082
Licensed copyrights of reading content	50,386	20,937
Audio content	17,864	14,494
Trademark and Domain name	137	137
Total	88,394	52,650
Less: amortization	(62,777)	(36,312)
impairment	(11,894)	(5,923)
Net book value	13,723	10,415

The Group recognized impairment losses on intangible assets of nil, nil and nil for the years ended December 31, 2023, 2024 and 2025, respectively.

Amortization expenses for the years ended December 31, 2023, 2024 and 2025 were RMB15.8 million, RMB10.1 million and RMB6.8 million, respectively. Based on the current amount of intangible assets subject to amortization, the estimated amortization expenses for each of the following five years are as follows: 2026: RMB5.5 million, 2027: RMB3.0 million, 2028: RMB1.2 million, 2029: RMB0.5 million and 2030: RMB0.2 million.

8. Available-for-sale Debt Investments

As of December 31, 2024 and 2025, the Company held 4,584,209 Series D1 convertible redeemable preferred shares of Particle Inc. (“Particle”), respectively, which had been accounted for as available-for-sale debt investments, representing an aggregate of approximately 0.60% equity interest in Particle on an as-if converted basis (which reflected the completion of the issuance of additional shares under Particle’s share incentive plan). Particle operates Yidian, a personalized news and life-style information application in China that allows users to define and explore desired content on their mobile devices.

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

As the Group does not expect to sell or redeem the investments mentioned above within one year, the available-for-sale debt investments are classified as long-term available-for-sale debt investments. The fair value of available-for-sale debt investments in Particle was RMB0.3 million and RMB0.3 million as of December 31, 2024 and 2025, respectively. Total accumulated unrealized loss on available-for-sale debt investments recorded in accumulated other comprehensive income excluding tax effect were RMB41.8 million and RMB41.8 million as of December 31, 2024 and 2025, respectively.

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

The Group used equity method to account for investments in limited partnership unless the Group’s interest is so minor and has virtually no influence over the operating and financial policies of the partnership. In 2020, the Group made new investments in two limited partnerships with total considerations of RMB60.0 million, and accounted for the investments under equity method as significant influence could be imposed by the Group. The two limited partnerships mainly engage in private equity investments. In December 2023, one of the two limited partnerships returned investment capital contribution of RMB1.1 million to the Group, which was calculated on a pro rata basis. The carrying value of investments in the two limited partnerships were RMB22.7 million and RMB18.8 million as of December 31, 2024 and 2025, respectively. The Group recognized loss from investments in these limited partnerships of RMB11.6 million, RMB16.2 million and RMB3.9 million for the years ended December 31, 2023, 2024 and 2025, respectively. The income or losses from investments in these limited partnerships were mainly attributable to the changes in estimated fair value of the underlying investments held by the limited partnerships.

Investment in private equity fund

In December 2020, the Group entered into an investment agreement with a private equity fund to invest a total of RMB30.0 million in it and had fully invested RMB30.0 million in the private equity fund as of January 2022. As of December 31, 2024 and 2025, the carrying value of equity investment in the private equity fund was RMB34.7 million and RMB57.3 million, respectively. The Group accounts for the investment using NAV as a practical expedient under ASC 820. The Group recognized a loss of fair value change in the equity investment in the private equity fund of RMB0.4 million in 2023, a gain of fair value change in the equity investment in the private equity fund of RMB0.6 million in 2024 and a gain of fair value change in the equity investment in the private equity fund of RMB23.8 million in 2025. The fair value changes in the equity investment in the private equity fund were mainly attributable to the changes in estimated fair value of the underlying investments held by the private equity fund.

Other equity investments

In November 2018, the Group acquired 10% equity interest of Yitong Technology (Hangzhou) Limited (“Yitong Technology”) by investing in newly issued shares of Yitong Technology with a total consideration of RMB13.0 million. Yitong Technology mainly engages in big data application development and operation in China. As the Group’s equity investment in Yitong Technology has preferred liquidation rights, it is not considered as in-substance common stock, and should be measured at fair value, with changes in the fair value recognized through net income/(loss). As the investments in Yitong Technology do not have readily determinable fair values, the Group elects to record the investments at cost, less impairment, plus or minus subsequent adjustments for observable price changes (referred to as the measurement alternative). Under this measurement alternative, changes in the carrying value of the investments will be recognized in consolidated statement of comprehensive income/(loss), whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. As of December 31, 2024 and 2025, the carrying value of equity investment in Yitong Technology was RMB13.0 million and RMB13.0 million, respectively.

In December 2020 and January 2021, the Group acquired totally 5.67% equity interest in Guangzhou Kesheng Jiada Network Partnership (“Kesheng Jiada”), representing 1.5% indirect equity interest in 4K Garden Network Technology (Guangzhou) Co., Ltd. (“4K Garden”) with a total consideration of RMB15.0 million. 4K Garden focuses on developing 4K ultra HD content ecosystem and related technology and 5G+ ultra HD application technology platform and Kesheng Jiada is a special purpose vehicle that holds equity interest in 4K Garden. As the investments in Kesheng Jiada do not have readily determinable fair values, the Group elects to use the measurement alternative. As of December 31, 2024 and 2025, the carrying value of the equity investment was RMB15.0 million and RMB15.0 million, respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

10. Other Non-Current Assets

The following is a summary of other non-current assets (in thousands):

	As of December 31,
	2024	2025
	RMB	RMB
Rental deposits	6,272	6,354
Prepayments for real estate and non-current portion of prepayments to suppliers	7,256	3,823
Others	86	458
Total	13,614	10,635

11. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities are comprised of (in thousands):

	As of December 31,
	2024	2025
	RMB	RMB
Deposits from advertising agencies and customers	9,775	9,609
Accrued professional fees	6,108	4,019
Advertising and promotion expenses payables and accruals	76	83
General operating expenses payables and accruals	30,315	25,039
Deposits from potential house buyers	6,889	5,569
Others	12,545	12,463
Total	65,708	56,782

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

12. Cost of Revenues

The cost of revenues are as follows (in thousands):

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Revenue sharing fees	12,997	13,160	6,958
Content and operational costs	420,721	396,013	367,140
Bandwidth costs	30,427	25,816	17,324
Total	464,145	434,989	391,422

Phoenix New Media Limited

Notes to Consolidated Financial Statements

13. Income Taxes

Income Tax Expense/(Benefit) and Effective Tax Rate

The provisions for income tax expense/(benefit) are summarized as follows (in thousands):

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Current tax benefit	(5,914)	(2,267)	(1,768)
Deferred tax expense	18,890	6,912	9,927
Income tax expense	12,976	4,645	8,159

The components of income/(loss) before tax and income tax expense/(benefit) for PRC and non-PRC operations are as follows (in thousands):

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
(Loss)/income arising from PRC operations	(85,525)	(25,629)	63,300
Loss arising from non-PRC operations	(10,614)	(22,672)	(54,776)
(Loss)/income before tax	(96,139)	(48,301)	8,524
Income tax expense relating to PRC operations	12,976	4,645	8,159
Income tax benefit relating to non-PRC operations	—	—	—
Income tax expense	12,976	4,645	8,159
Effective tax rate for PRC	(15.2)%	(18.1)%	12.9%
Effective tax rate for the Group	(13.5)%	(9.6)%	95.7%

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

Fenghuang On-line was qualified as an HNTE in 2023, and therefore, Fenghuang On-line was subject to a 15% income tax rate from 2023 to 2025.

Fenghuang Yutian was qualified as an HNTE in 2023, and therefore, Fenghuang Yutian was subject to a 15% income tax rate from 2023 to 2025.

Fenghuang Borui was qualified as an HNTE in 2021 and 2024, respectively, and therefore, Fenghuang Borui was subject to a 15% income tax rate from 2023 to 2025.

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

The Company does not intend to have its PRC subsidiaries distribute any undistributed earnings of such subsidiaries to their direct overseas parent companies, but rather intends that such undistributed earnings will be reinvested in such subsidiaries, VIEs and subsidiaries of the VIEs to further expand their business in the PRC. The total amount of undistributed earnings of the Group’s entities located in the PRC for which no withholding tax had been accrued as of December 31, 2024 and 2025 were approximately RMB342.5 million and RM396.6 million, respectively. The amounts of the unrecognized deferred tax liabilities were RMB34.3 million and RMB39.7 million as of December 31, 2024 and 2025, respectively.

Reconciliation of the Differences between Statutory Tax Rate and the Effective Tax Rate

The following is reconciliation between the statutory rate and the Group’s effective tax rate. For 2023, 2024 and 2025, the statutory rate represented the PRC statutory rate of 25%.

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2023 and 2024 are as follows.:

	For the Years Ended December 31,
	2023	2024
	%	%
Statutory income tax rate	25.0	25.0
Permanent differences	16.3	2.8
Change in valuation allowance	(46.4)	(25.2)
Effect of preferential tax treatment	(7.4)	(6.9)
Uncertain tax positions	1.8	6.4
Tax rate difference from statutory rate in other jurisdictions	(2.8)	(11.7)
Effective income tax rate	(13.5)	(9.6)

Phoenix New Media Limited

Notes to Consolidated Financial Statements

13. Income Taxes (Continued)

Income Tax Expense/(Benefit) and Effective Tax Rate (Continued)

In accordance with the updated requirements of ASU No. 2023-09, a reconciliation between PRC statutory rate and the Group’s effective tax rate for the year ended December 31, 2025 is as follows:

	For the Years Ended December 31,
	2025
	RMB	%
	(In thousands except percentages)
Statutory Income Tax Rate:	2,131	25.0
Foreign Tax Effects
Cayman
Statutory tax rate difference between Cayman and the PRC	275	3.2
Hong Kong
Statutory tax rate difference between Hong Kong and the PRC	4,558	53.5
Changes in valuation allowances	8,848	103.8
Other foreign jurisdictions	13	0.2
Nontaxable or Nondeductible Items
Research and development credits	(4,653)	(54.6)
Nondeductible entertainment fee	2,448	28.7
Preferential tax treatment	3,323	39.0
Other	99	1.1
Change in Valuation Allowance	(7,382)	(86.6)
Uncertain Tax Positions	(1,501)	(17.6)
Effective Income Tax Rate	8,159	95.7

In 2025, the Group paid RMB0.1 million in income taxes (net of refunds received) in the PRC and nil in income taxes in jurisdictions outside of the PRC.

The combined effects of the income tax exemption and other preferential tax treatment available to the Group are as follows (in thousands, except per share data):

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Effect of preferential tax treatment	(7,139)	(3,346)	(3,323)
Basic net (loss)/income per share effect	(0.01)	(0.01)	(0.01)

Deferred Tax Assets and Liabilities

The tax effects of temporary differences that give rise to the deferred tax assets balance as of December 31, 2024 and 2025 are as follows (in thousands):

	As of December 31,
	2024	2025
	RMB	RMB
Deferred tax assets:
Allowances for expected credit loss of receivables	23,596	20,100
Accrued payroll and expenses and others	30,633	23,436
Net operating loss carryforward	293,528	292,618
Less: valuation allowance	(284,499)	(282,823)
Total deferred tax assets, net	63,258	53,331

As of December 31, 2025, the Group’s PRC incorporated entities had net operating loss of approximately RMB1,400.8 million, which can be carried forward to offset future taxable income. The PRC net operating loss carry forward of RMB8.4 million, RMB113.3 million, RMB329.9 million, RMB403.2 million and RMB546.0 million will expire in 2026, 2027, 2028, 2029 and years after 2029, respectively, if not utilized.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

13. Income Taxes (Continued)

Deferred Tax Assets and Liabilities (Continued)

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

The following table sets forth the movement of the valuation allowance for deferred tax assets (in thousands):

	2023	2024	2025
	RMB	RMB	RMB
Balance as of January 1,	263,229	307,818	284,499
Additions	50,151	12,159	16,050
Reversals	(5,562)	(35,478)	(17,726)
Balance as of December 31,	307,818	284,499	282,823

Uncertain Tax Positions

A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax positions is as follows (in thousands):

	2023	2024	2025
	RMB	RMB	RMB
Balance as of January 1,	20,333	18,598	15,497
Reversal of uncertain tax positions over 10 years	(4,236)	(4,635)	(1,501)
Increase related to current year tax positions	2,501	1,534	—
Balance as of December 31,	18,598	15,497	13,996

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

The amounts of uncertain tax positions listed above are based on the recognition and measurement criteria of ASC 740. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Group will record additional tax expense or tax benefit in the period in which such resolution occurs. The Group does not expect changes in uncertain tax positions recognized as of December 31, 2025 to be material in the next twelve months. In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2021 to 2025 remain subject to examination by tax authorities.

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

As of December 31, 2024 and 2025, there were 264,998,965 Class A ordinary shares issued and 259,191,877 Class A ordinary shares outstanding, respectively. As of December 31, 2024 and 2025, there were 317,325,360 Class B ordinary shares issued and 317,325,360 Class B ordinary shares outstanding, respectively.

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

During the years ended December 31, 2023 and 2024, the Company had repurchased 42,585 and 78,396 ADSs, respectively, on the open market for considerations of US$0.1 million (RMB0.7 million) and US$0.1 million (RMB0.8 million), respectively. As of December 31, 2025, the Company has repurchased a total of 120,981 ADSs, representing 5,807,088 Class A ordinary shares, for a total consideration of US$0.2 million (RMB1.5 million).

16. Share-based Compensation

Share-based compensation for share options and restricted share unit recognized in costs and expenses for the years ended December 31, 2023, 2024 and 2025 are as follows (in thousands):

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cost of revenues	1,737	798	17
Sales and marketing expenses	1,115	322	—
General and administrative expenses	273	321	—
Technology and product development expenses	588	101	—
Total	3,713	1,542	17

The Group recognized share-based compensation, net of estimated forfeitures, on a graded-vesting basis over the vesting term of the awards. There was no income tax benefit recognized in the consolidated statements of comprehensive income/(loss) for share-based compensation and the Group did not capitalize any of the share-based compensation as part of the cost of any asset in the years ended December 31, 2023, 2024 and 2025.

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

16. Share-based Compensation (Continued)

A summary of the Company’s share option activities for the years ended December 31, 2023, 2024 and 2025 is presented below:

		Weighted	Weighted Average
	Number of	Average	Remaining	Aggregate
	Options	Exercise Price	Contractual Life	Intrinsic Value
		US$	Years	US$ in Million
Outstanding as of January 1, 2023	41,475,503	0.40	4.8	—
Granted	—	—
Forfeited and expired	(17,378,280)	0.42
Exercised	—	—		—
Outstanding as of December 31, 2023	24,097,223	0.38	5.1	—
Granted	—	—
Forfeited and expired	(2,671,223)	0.45
Exercised	—	—		—
Outstanding as of December 31, 2024	21,426,000	0.37	4.6	—
Granted	—	—
Forfeited and expired	(2,715,000)	0.26
Exercised	—	—		—
Outstanding as of December 31, 2025	18,711,000	0.38	3.6	—
Exercisable as of December 31, 2025	18,711,000	0.38	3.6	—
Vested and expected to vest as of December 31, 2025	18,711,000	0.38	3.6	—

The aggregate intrinsic value of options outstanding, exercisable and vested and expected to vest as of December 31, 2025 was calculated as the difference between the Company’s closing stock price of US$1.67 per ADS, or US$0.04 per share as of that date, and the exercise price of the underlying options. The aggregate intrinsic value of options exercised was calculated as the difference between the market value on the date of exercise and the exercise price of the underlying options.

As disclosed in Note 2(w), the Company’s share-based compensation is measured at the value of the award as calculated under the Black-Scholes option pricing model. The Company estimated the expected volatility at the date of grant based on average annualized standard deviation of the share price of comparable listed companies. The Company has no history or expectation of paying regular dividends on its ordinary shares. The Company estimated the expected term based on the vesting schedule and the exercise period of the options. Risk-free interest rates are based on the derived market yield of the U.S. Treasury securities with an estimated country-risk differential as of the valuation date. There were no options granted during the years ended December 31, 2023, 2024 and 2025.

As of December 31, 2025, there was no unrecognized share-based compensation for options, adjusted for estimated forfeitures.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

17. Segments

The Group currently operates in two principal operating segments: net advertising services and paid services. The accounting policies of the two segments are the same as described in the significant accounting policies.

Information provided to the CODM is at the gross margin level. Significant segment expenses regularly reviewed by the CODM within gross profit include cost of revenues. The Group currently does not allocate operating expenses or assets to its segments, as its CODM assesses performance for the two segments and decides how to allocate resources based on gross profit of the operating segments.

The following table presents summarized information by segments (in thousands):

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Revenues
Net advertising services	619,260	630,590	614,330
Paid services	72,760	73,105	151,241
Total revenues	692,020	703,695	765,571
Cost of revenues
Net advertising services	423,728	404,061	369,218
Paid services	40,417	30,928	22,204
Total cost of revenues	464,145	434,989	391,422
Gross profit
Net advertising services	195,532	226,529	245,112
Paid services	32,343	42,177	129,037
Total gross profit	227,875	268,706	374,149

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

The following table sets forth the financial instruments, measured at fair value on a recurring basis, by level within the fair value hierarchy (in thousands):

	Fair Value Measurements at Reporting Date Using
	Carrying Value on Balance Sheets	Quote Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
As of December 31, 2024:
Assets:
Term deposits and short-term investments	428,343	—	428,343	—
Restricted cash	9,761	9,761	—	—
Available-for-sale debt investments	313	—	—	313
As of December 31, 2025:
Assets:
Term deposits and short-term investments	464,226	—	464,226	—
Restricted cash	16,102	16,102	—	—
Available-for-sale debt investments	306	—	—	306

Phoenix New Media Limited

Notes to Consolidated Financial Statements

18. Fair Value Measurements (Continued)

Assets and Liabilities Measured and Disclosed at Fair Value on a Recurring Basis (Continued)

The following table sets forth the reconciliation of the fair value measurements of available-for-sale debt investments from January 1, 2023 to December 31, 2025 (in thousands):

Fair Value Measurements of Available-for-sale Debt Investments
RMB
Ending balance as of January 1, 2023	304
Currency translation adjustment	5
Ending balance as of December 31, 2023	309
Currency translation adjustment	4
Ending balance as of December 31, 2024	313
Currency translation adjustment	(7)
Ending balance as of December 31, 2025	306

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

Available-for-sale debt investments. Available-for-sale debt investments mainly represent the investments of convertible redeemable preferred shares in Particle. In accordance with ASC 820, the Group measures available-for-sale debt investments at fair value on a recurring basis. The fair values of the investments in Particle as of December 31, 2023, 2024 and 2025 were determined based on a valuation technique under the market approach, known as guideline company method, where financial ratios of comparable companies were analyzed to determine the value of Particle, as well as using observable transactions of Particle’s shares. The Group classifies the valuation techniques that use unobservable inputs as Level 3 of fair value measurements.

The key inputs used in valuation of available-for-sale debt investments in Particle as of December 31, 2023, 2024 and 2025 were as follow:

	As of December 31,
	2023	2024	2025
Lack of marketability discount (“DLOM”)	20%	20%	20%
Volatility	50.0%	50.0%	50.0%

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

Phoenix New Media Limited

Notes to Consolidated Financial Statements

19. Net Loss or Income per Share

The following table sets forth the computation of basic and diluted net loss or income per share for the years indicated (amounts in thousands, except for number of shares and per share data):

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net (loss)/income per Class A and Class B ordinary share — basic:
Numerator:
Net (loss)/income attributable to Phoenix New Media Limited	(102,496)	(53,554)	336
Denominator:
Denominator used in computing net (loss)/income per share — basic	582,241,827	576,786,817	576,517,237
Net (loss)/income per Class A and Class B ordinary share — basic	(0.18)	(0.09)	*
Net (loss)/income per Class A and Class B ordinary share — diluted:
Numerator:
Net (loss)/income attributable to Phoenix New Media Limited	(102,496)	(53,554)	336
Denominator:
Denominator used in computing net (loss)/income per share — basic	582,241,827	576,786,817	576,517,237
Share-based awards	—	—	—
Denominator used in computing net (loss)/income per share — diluted	582,241,827	576,786,817	576,517,237
Net (loss)/income per Class A and Class B ordinary share — diluted	(0.18)	(0.09)	*
Net (loss)/income per ADS (1 ADS represents 48 Class A ordinary shares):
Denominator used in computing net (loss)/income per ADS — basic	12,130,038	12,016,392	12,010,776
Denominator used in computing net (loss)/income per ADS — diluted	12,130,038	12,016,392	12,010,776
Net (loss)/income per ADS — basic	(8.45)	(4.46)	0.03
Net (loss)/income per ADS — diluted	(8.45)	(4.46)	0.03

Note:

* Less than RMB0.01.

There were 27,063,618, 22,073,925 and 19,073,356 options to purchase ordinary shares have been excluded from the computation of diluted net loss or income per share for the years ended December 31, 2023, 2024 and 2025, respectively, as their effects would be anti-dilutive.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

20. Commitments and Contingencies

(a) Commitments

As of December 31, 2025, future minimum commitments under non-cancelable agreements were as follows (in thousands):

	Property Management Costs	Bandwidth Purchases	Cooperation with Phoenix TV Group	Content Purchases	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB
2026	4,896	485	56,399	6,264	3,878	71,922
2027	3,268	—	1,399	1,000	274	5,941
2028	2,957	—	350	—	88	3,395
2029	2,957	—	—	—	—	2,957
2030 and thereafter	3,194	—	—	—	—	3,194
Total	17,272	485	58,148	7,264	4,240	87,409

The amounts of cooperation with Phoenix TV Group are calculated according to the agreements between the Group and Phoenix TV Group (see Note 2(a)).

Upon the adoption of ASC 842 on January 1, 2019, future minimum lease payments for operating lease commitments as of December 31, 2025 are disclosed in Note 2(v).

The Group did not have any other significant commitments, long-term obligations, or guarantees as of December 31, 2024 and 2025.

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

(c) Long-term Liabilities for Uncertain Tax Positions

As mentioned in Note 13, as of December 31, 2024 and 2025, the Group had recorded uncertain tax positions of RMB15.5 million and RMB14.0 million, respectively.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

21. Related Party Transactions

The table below sets forth the major related parties and their relationships with the Group:

Related Parties	Relationships with the Group
Other entities within the Phoenix TV Group	Under common control by Phoenix TV
China Mobile Communication Corporation (“China Mobile”)	A shareholder of Phoenix TV
Henan Fengyi Feiyang Network Technology Limited (“Fengyi Technology”)	Investee
Mr. Gao Ximin and Mr. Qiao Haiyan	Legal shareholders of Tianying Jiuzhou and employees of the Group
Mr. Zou Ming and Ms. Wang Xiaojia	Legal shareholders of Fenghuang Ronghe and employees of the Group

The Group had the following related party transactions for the years ended December 31, 2023, 2024 and 2025 (in thousands):

Transactions with the Other Entities Within the Phoenix TV Group:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Content provided by Phoenix TV Group	(45,000)	(46,774)	(51,774)
Advertising and promotion expenses charged by Phoenix TV Group	(4,290)	(2,155)	(3,301)
Corporate administrative expenses charged by Phoenix TV Group	(943)	(822)	(830)
Trademark license fees charged by Phoenix TV Group	(5,548)	(4,233)	(3,447)
Project cost charged by Phoenix TV Group	(2,601)	(798)	(953)
Revenues earned from Phoenix TV Group	4,566	35,515	38,859

Transactions with China Mobile:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Advertising revenues earned from China Mobile	4,914	4,338	4,548
Paid services revenues earned from and through China Mobile	17,916	10,090	1,207
Revenue sharing fees and bandwidth costs charged by China Mobile	(3,313)	(1,918)	(5)

Transactions with Investees:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Advertising revenues earned from Fengyi Technology	197	1,422	1,677
Revenues earned from other investees	93	—	—

Phoenix New Media Limited

Notes to Consolidated Financial Statements

21. Related Party Transactions (Continued)

As of December 31, 2024 and 2025, the amounts of due from and due to related parties were as follows (in thousands):

	As of December 31,
	2024	2025
	RMB	RMB
Amounts due from related parties:
Due from China Mobile	2,057	2,881
Due from Phoenix TV Group	71,262	69,854
Due from Fengyi Technology	3,085	1,657
Total	76,404	74,392
Amounts due to related parties:
Due to China Mobile	8	74
Due to Phoenix TV Group	20,316	27,070
Due to Fengyi Technology	4,003	2,000
Total	24,327	29,144

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

22. Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs incorporated in the PRC are required to annually appropriate 10% of their net after-tax income to the general reserve fund or the statutory surplus fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, and in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), General Notes to Financial Statements, the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which the restricted portion amounted to approximately RMB424.8 million and RMB470.6 million as of December 31, 2024 and 2025, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to the Company’s shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs to satisfy any obligations of the Company.

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

The Company performed a test on the restricted net assets of the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), General Notes to Financial Statements and concluded that it was applicable for the Company to disclose its condensed financial information for the year ended December 31, 2025, as restricted net assets of the Company’s subsidiaries, the VIEs and the subsidiaries of the VIEs had exceeded 25 percent of consolidated net assets for the year ended December 31, 2025. For the purposes of presenting the Company’s separate financial information, the Company records its investments in its subsidiaries under the equity method of accounting and consolidated net assets of the VIEs under ASC 810. Such investments are presented on the separate condensed balance sheets of the Company as “Investments in the subsidiaries” and “Share of loss from the subsidiaries” in the condensed statements of comprehensive income/(loss). See Note 24 for the Company’s information.

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

As of December 31, 2024 and 2025, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those, if any, which have been separately disclosed in the consolidated financial statements.

Phoenix New Media Limited

Notes to Consolidated Financial Statements

Phoenix New Media Limited

Condensed Financial Information of the Company

Balance Sheets

(Amounts in thousands, except for number of shares and per share data)

	As of December 31,
	2024	2025
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	480	559
Amounts due from subsidiaries and VIEs	962,552	942,892
Prepayments and other current assets	3,609	3,204
Total current assets	966,641	946,655
Non-current assets:
Investments in the subsidiaries	488,251	500,416
Available-for-sale debt investments	313	306
Total non-current assets	488,564	500,722
Total assets	1,455,205	1,447,377
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Amounts due to subsidiaries and VIEs	278,913	275,349
Accrued expenses and other current liabilities	1,025	885
Total current liabilities	279,938	276,234
Total liabilities	279,938	276,234
Shareholders’ equity:
Class A ordinary shares (US$0.01 par value, 680,000,000 shares authorized; 264,998,965 shares issued and 259,191,877 shares outstanding as of December 31, 2024 and 2025, respectively)	17,499	17,499
Class B ordinary shares (US$0.01 par value, 320,000,000 shares authorized; 317,325,360 shares issued and 317,325,360 shares outstanding as of December 31, 2024 and 2025, respectively)	22,053	22,053
Additional paid-in capital	1,642,077	1,642,094
Treasury stock (5,807,088 shares as of December 31, 2024 and 2025, respectively)	(1,480)	(1,480)
Accumulated deficits	(467,577)	(467,241)
Accumulated other comprehensive loss	(37,305)	(41,782)
Total shareholders’ equity	1,175,267	1,171,143
Total liabilities and shareholders’ equity	1,455,205	1,447,377

Phoenix New Media Limited

Notes to Consolidated Financial Statements

Phoenix New Media Limited

Condensed Financial Information of the Company

Statements of Comprehensive Income/(Loss)

(Amounts in thousands)

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Operating expenses:
General and administrative expenses	(16,902)	(8,979)	(6,562)
Total operating expenses	(16,902)	(8,979)	(6,562)
Loss from operations	(16,902)	(8,979)	(6,562)
Other income/(loss):
Net interest income	944	1,072	2
Foreign currency exchange (loss)/gain	(4,181)	(3,628)	5,482
Share of (loss)/income from the subsidiaries	(82,357)	(42,019)	1,414
Net (loss)/income	(102,496)	(53,554)	336
Other comprehensive income/(loss)	5,005	3,092	(4,477)
Comprehensive loss	(97,491)	(50,462)	(4,141)

Phoenix New Media Limited

Notes to Consolidated Financial Statements

Phoenix New Media Limited

Condensed Financial Information of the Company

Statements of Cash Flows

(Amounts in thousands)

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cash flows from operating activities:
Net cash used in operating activities	(20,850)	(4,497)	(6,364)
Cash flows from investing activities:
Placement of short-term investments	(58,951)	(108,928)	—
Maturity of short-term investments	61,388	108,928	—
Return of equity investment principal from a subsidiary	19,722	—	—
Net cash provided by investing activities	22,159	—	—
Cash flows from financing activities:
Repayment from/(payment to) subsidiaries and VIEs	10,332	(15,736)	6,443
Repurchase of ordinary shares	(655)	(825)	—
Net cash provided by/(used in) financing activities	9,677	(16,561)	6,443
Net increase/(decrease) in cash and cash equivalents	10,986	(21,058)	79
Cash and cash equivalents at the beginning of the year	10,552	21,538	480
Cash and cash equivalents at the end of the year	21,538	480	559